Form 20-F
period 2000-12-31
TNT POST GROUP NV
filed 2001-03-13
CIK 1062573

Use these links to rapidly review the document
TABLE OF CONTENTS
TABLE OF CONTENTS 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2000
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [     ] to [     ]

Commission file number: 1-14824

TNT POST GROEP N.V.
(To be renamed TPG N.V.)

(Exact name of Registrant as specified in its Charter)

TNT POST GROUP N.V.
(English name of Registrant as specified in its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Neptunusstraat 41 - 63
2132 JA Hoofddorp
The Netherlands
31 20 500 6000
(Address and Telephone Number of Principal Executive Offices)

   Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange
Ordinary Shares, par value NLG 1*

   Securities registered or to be registered pursuant to Section 12(g) of the Act.

/x/ None

   Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

/x/ None

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

(Title of Class)
Ordinary Shares	479,166,412
Special Share	1

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /x/	No / /

   Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /	Item 18 /x/
*
Not for trading, for technical purposes in connection with the listing of American Depositary Shares

i

FORWARD-LOOKING STATEMENTS

    Except for historical statements and discussions, statements contained in this Annual Report constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Act of 1934, as amended. Any other document of TNT Post Group N.V filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by or on behalf of us. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. In addition, forward-looking statements generally can be identified by the use of terms such as "ambition", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", or "continue" or similar terms.

    These forward-looking statements rely on a number of assumptions concerning future events. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from such forward-looking statements.

    You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    Important factors that may cause such differences include, but are not limited to:

  •
  Substitution—mail and express usage levels, and competition from alternative technologies, such as e-mail, internet and mobile internet;

  •
  Liberalization—competitive forces in liberalized markets, including pricing pressures, technological developments, and our ability to retain market share in the face of competition from existing and new market entrants and to enter new markets;

  •
  Regulation—regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standards and the outcome of proceedings related to regulation;

  •
  Success of initiatives—the success and market acceptance of our business, operating and financial initiatives, many of which are untested, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives and local conditions and obstacles;

  •
  Success of cost-savings and productivity improvements—our ability to achieve cost savings and realize productivity improvements and the success of our investments, joint ventures and alliances;

  •
  Industry consolidation and acquisitions—the effects of mergers and consolidations within the mail, express and logistics industry and the risks of completing acquisitions or divestitures and integrating acquired businesses;

  •
  Introduction of the euro—uncertainties associated with developments related the introduction of the euro, including price transparency, and fluctuations in exchange rates;

  •
  General business conditions—general economic conditions, government and regulatory policies, and business conditions in the markets served by us;

  •
  Incidents—the occurrence of incidents including sabotage or explosions in connection with the transport of hazardous materials or the operation of our ground fleet;

  •
  Investments in infrastructure—mismatches between our investment in infrastructure (aircraft, depots and trucks) and actual market growth (or increases in our market share); and

  •
  Change in relationship with the Dutch State—changes in our relation with our major shareholder, the Dutch State, which will be influenced by, among other things, further sales by the Dutch State of our shares, the Dutch State's policy goals and actions and policies taken by the Dutch Parliament.

    For further discussion of these and other factors, see "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects" and "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

    All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these risk factors.

PRESENTATION OF INFORMATION AND EXCHANGE RATES

    Unless otherwise specified or the context requires otherwise, "us", "we", "our" and the "Company" refer to TNT Post Group N.V. and all its group companies as defined in Article 2:24b of the Dutch Civil Code.

    References to "dollars", "U.S.$" and "$" are to United States dollars, references to "euro", "E" are to the currency introduced at the start of the second stage of the Economic and Monetary Union ("EMU") pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union and references to "NLG" and "Dutch Guilder" are to Dutch guilders. The conversion rates between the euro and the participating member states' national currencies were irrevocably fixed on December 30, 1998. Our consolidated financial statements are reported in euros (E). Previously presented statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (E 1 = NLG 2.20371).

    US dollar amounts are unaudited and have been translated solely for your convenience at and for the year ended December 31, 2000, from euro into US dollars at an exchange rate of $0.9281 per E 1.00, the noon buying rate in The City of New York for cable transfers as certified by the Federal Reserve Bank of New York on March 8, 2001. For information regarding the rate of exchange between euro and US dollars, see "Item 3—Key Information—Exchange Rate Information". We do not represent that the US dollar amounts presented in the US dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

PART I

Item 1: Identity of Directors, Senior Management and Advisors

    Not applicable

Item 2: Offer Statistics and Expected Timetable

    Not applicable

Item 3: Key Information

  Risk Factors

    You should consider the risks and uncertainties described below and other information in this annual report.

  The increasing substitution of alternative methods of delivering information for our mail services could materially reduce the revenues and profitability of our mail business and adversely affect our revenues and profitability.

    Our mail business is an integral part of our total business and during 2000 represented 36.9% of our total operating revenue and 69.5% of our total operating income (before amortization of goodwill and non-recurring costs). Our postal mail business delivers information such as letters, bank statements as well as other printed matter. Technologies such as facsimiles, e-mails and the internet can be used to send or make available such information faster and, in many cases, at a lower price than traditional mail services. An increase in the substitute use of these technologies could result in a decrease in the use of our traditional mail services. If substitution occurred on a large scale, it could adversely affect the volumes, revenues and profitability of our mail business and our company as a whole. Substitution could also adversely affect volumes, revenues and profitability of our express business.

  The Dutch and European Union postal regulatory regimes are changing rapidly and in an unpredictable manner, and if we fail to anticipate and react to changes resulting from the further liberalization of the Dutch and EU mail markets, our revenues and profitability will suffer.

    The Dutch and European Union regulatory regimes under which our mail business operates are changing in an unpredictable manner. In the Netherlands, the process of liberalization of the postal market, which began in the late 1980s, is continuing and additional segments of the Dutch postal market are being opened to free competition. This presents a number of risks to our mail business. For example, we presently have the exclusive right under Dutch law to provide mail services classified as Reserved Postal Services. However, the scope of Reserved Postal Services has been reduced recently, allowing other companies to provide services formerly reserved for us. In 2000, the Dutch postal law was amended to permit open competition for all letter items above 0.1 kilograms, all printed material and outbound international mail. In the future, we also could be required by Dutch or EU regulations to offer components of our mail collection delivery and distribution services to competitors, possibly at a price below cost. Increased competition in the Dutch postal market resulting from past or future regulatory changes could adversely affect our revenues and profitability. The process of liberalization of other European Union postal markets also presents us (and our competitors) with potential opportunities for expansion into new markets in Europe, whether through organic growth, acquisitions or strategic alliances. However, the parameters of regulatory change are difficult to predict at this time, and it is unclear what the regulatory environment in the Netherlands and the other countries of the European Union that we operate in will be in the future. The Dutch State's plan to decrease its involvement with us could lead to changes in the regulatory regime in the Netherlands (see "—The State of the Netherlands is our largest shareholder and has the right to approve important decisions concerning our business, which may adversely affect the value of your investment"). If we fail to anticipate and react to the changes in the Dutch and EU postal markets resulting from changes in regulation, we may not be able to compete effectively in these markets.

  Intensifying competition may place a downward pressure on prices and could have an adverse effect on our revenues and profitability.

    We compete with many companies and services on a local, regional, European and international level. Our competitors include the postal operations of other nations in Europe and the United States, motor carriers, express companies, freight forwarders, air couriers and others. We expect competition to intensify in the future in all of our three businesses. In the Netherlands, our present market share in the mail business results from being the former government-operated monopoly. However, we expect this market share to be eroded due to the continuing liberalization of the Dutch mail regulatory regime. In Europe, we face heightened competition in our express business, particularly from U.S.-based express service providers who are aggressively investing in the market. We are also continuing the expansion of our express business into the United States and Asia Pacific, which regions are characterized by intense competition by large companies. Increased competition may force prices for services down, and by meeting lower prices our revenues and profits may decrease. Competitors may also act to block our attempts to expand further into their home markets. In the United States, two major integrators have recently filed protests with the U.S. Department of Transportation claiming that a European-based integrator is improperly subsidizing its expansion in the United States with profits from its mail monopoly in its home country in Europe.

    The trends towards liberalization of European postal markets may also result in further consolidation within the mail and express businesses, as competitors seek to expand into newly opened geographic markets and former state postal monopolies enter into acquisitions or alliances in order to expand the range and geographic coverage of their services. In logistics, we expect that the present trend towards consolidation to continue. Consolidation within the mail, express and logistics businesses will likely result in increased competition.

  An unfavorable decision of the European Community in a proceeding concerning our joint venture with the Royal Mail System of the United Kingdom and Singapore Post could restrict our growth and our ability to compete in the market for cross-border delivery services.

    As a part of our strategy to expand our mail business in Europe and the rest of the world, we seek alliances with other postal operators in Europe, Asia and in the rest of the world and we have entered into a proposed joint venture with the Royal Mail System of the United Kingdom and Singapore Post. The European Community Merger Task Force is currently conducting an antitrust review of the proposed joint venture. The proceedings are currently in a secondary stage and a decision is expected to be announced in March 2001. Any approval of the joint venture by the Merger Task Force may contain certain restrictions or conditions with respect to the alliance or our mail business. We may not be able to implement the alliance as contemplated in compliance with any restrictions or conditions imposed by the Merger Task Force, and these restrictions or conditions may negatively affect the revenues and profitability of the alliance or our own mail business. If we are unable to implement the joint venture under the Merger Task Force's restrictions or conditions, or if the Merger Task Force prohibits the joint venture, we may be unable to develop alternate approaches to expand our cross-border delivery business geographically, create alliances with other postal operators and attract more international clients. This would have an adverse effect on our ability to pursue our growth strategy in Europe and Asia Pacific and to achieve a recognized world leadership position in the mail service business.

  Our businesses are subject to extensive government regulation and compliance with regulations can result in significant costs and limit our flexibility in operating our business and negatively affect our revenues and profitability.

    We are subject to a wide variety of complex and stringent aviation, transportation, environment, employment and other laws and regulations in the Netherlands, the European Union and the other jurisdictions where we operate. Existing regulations are subject to constant revision, and new regulations are constantly being adopted. For example, in our mail and express businesses, we operate various types of aircraft throughout Europe and Asia and we are required to comply with a wide variety of international and national laws and regulations. In some of the markets in which we operate, regulations have been adopted (or proposed) which impose night time take off and landing restrictions, aircraft capacity limitations and similar measures in order to address the concerns of local constituencies. Night-time operations at our Liege, Belgium air express hub have been challenged in the past. A curtailment of night-time takeoffs and landings at one of our key facilities, like Liege, would likely harm our business. Our failure to comply with, or the costs of complying with, existing or future government regulation could negatively affect our revenues and profitability.

  Our businesses depend on fuel, and fluctuations in the price of fuel could materially reduce our revenues and profitability.

    We require a large amount of gasoline, diesel fuel and jet fuel to run the delivery vehicles and aircraft essential to our operations. We currently do not enter into hedging agreements or other contracts that would limit our exposure to fluctuations in the price of fuel. Consequently, increases in the price of fuel generally will increase the cost of our operations. Competitive or other pressures may prevent us from being able to pass on all or a portion of these increased costs to our customers. If we do increase the rates for our services, our customers may use alternative delivery methods and our volumes and revenues may decrease. Consequently, increases in the cost of fuel could result in decreases in our revenues and profitability.

  As an international business, we are exposed to various global and local risks and trends in the world economy that may have a material adverse effect on our financial condition and results of operations.

    We operate on a global basis, with facilities in many countries. This means that we are confronted with different complex legal and regulatory requirements in many jurisdictions. These include tariffs, trade barriers and requirements relating to withholding taxes on remittances and other payments. Our international operations are also exposed to different local business risks and challenges. We face potential difficulties in staffing and managing local operations and are exposed to the credit risks of local customers and distributors, and these difficulties will increase as we pursue our strategy to expand our operations to new markets. Our overall success as a global business depends, in part, on our ability to succeed in different economic, social and political conditions. We may not be able to continue to succeed in developing and implementing policies and strategies that are effective in each location where we conduct our business. Any failure to do so may have a material adverse effect on our financial condition and results of operations.

    Developments and trends in the world economy may also have a material adverse effect on our financial condition and results of operations. For example, a long-term decline in the international economy typically results in a decline in the demand for express delivery services. Because our express delivery business has high fixed costs and greatly depends on high volume to recover such costs, a global economic downturn could have a material adverse effect on the results of our express delivery business, and this would adversely effect the results of our business as a whole. In addition, a decline in the automotive industry, particularly the U.S. automotive industry, typically results in a decline in the demand for our logistics services. Because a significant portion of the customers of our logistics business are automotive companies, a decline in the demand from the automotive companies may result in a material adverse effect on the results of our logistics business, and this would have an adverse effect on the results of our business as a whole.

  As an international business, we are exposed to currency fluctuations that could have a material adverse effect on our financial condition and results of operations and the comparability of our financial statements.

    We report the financial condition and results of operations of our businesses in the relevant local currency and then translate them into euro at the applicable exchange rates so that these results can be included in our consolidated financial statements. The exchange rates between these currencies and euro may fluctuate substantially. During 2000, we generated a significant part of our total revenues and our operating expenses in currencies other than euro. See note 16 to our consolidated financial statements. As we expand our international operations, we expect that an even greater portion of our revenues and costs will be denominated in non-euro currencies. In addition, the value of euro has fluctuated significantly since its introduction on January 1, 1999. As a result, currency fluctuations could have a material adverse effect on our financial condition and results of operations in any given reporting period, and may significantly effect the comparability of our financial statements from period to period.

  The introduction of the euro and the replacement of currencies in which we presently conduct our business may expose pricing differentials that may place a downward pressure on prices and adversely effect our revenues and income.

    On January 1, 1999, eleven of the fifteen countries of the European Union established fixed conversion rates between their sovereign currencies and the euro and adopted the euro as their new common currency. The euro currently trades on currency exchanges while the sovereign currencies remain legal tender in the participating countries until January 1, 2002. The Netherlands has adopted the euro, and also we currently conduct a large portion of our total business in the Netherlands and in other European countries that have adopted the euro. Although many countries that have adopted the euro have begun to record prices in euro as well as the sovereign currency, the elimination of sovereign currencies in 2002 will expose pricing differentials in the different participating countries. This increased transparency may create a downward pressure on prices in the markets in which we compete, and this pressure may result in a decrease in our revenues and income.

  A decline in the value of the euro could reduce the value of your investment and any dividends you receive.

    Fluctuations in the exchange rate between the US dollar and the euro will affect the US dollar equivalent of the euro price per American Depositary Receipt (ADR) and the US dollar value of any cash dividends. If the value of the euro relative to the US dollar declines, the market price of the ADRs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the US dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on the ADRs. Since the beginning of January 1999 through December 31, 2000 the value of the euro relative to the US dollar declined by 20%.

  The State of the Netherlands is our largest shareholder and has the right to approve important decisions concerning our business, which may adversely affect the value of your investment.

    The State of the Netherlands is presently our largest shareholder, holding approximately 43.3% of our outstanding ordinary shares. The State has announced its intention to limit its involvement with us, and as part of this plans to reduce its shareholdings to approximately 10% of our outstanding shares. See "Item 5—Operating and Financial Review and Prospects—Recent Developments". Future substantial sales by the State of our ordinary shares, or the availability of large amounts of our ordinary shares for sale, may adversely affect the market price of the shares and the value of your investment. It may also negatively affect our ability to raise additional capital by offering new ordinary shares.

    Besides being our largest shareholder, the State has a number of rights under our articles of association and other arrangements with us that provide it with significant influence over us. For example, the Minister of Transport currently appoints three of the nine members of our Supervisory Board. The State also has a veto right over many important decisions concerning our business, including decisions about fundamental changes in our business and our corporate structure. The State has committed itself to exercise its influence to safeguard its general interest in having an efficiently operating nation-wide postal system and to protect its financial interest as a shareholder. The interests of the State may, however, in some cases differ from the interests of our other investors. Among other things, the State may exercise its rights to delay, deter or prevent a potential change of our control or the exercise of influence by another large shareholder. The State's substantial ownership and the existence of these special rights may discourage bids for our ordinary shares by third parties. This could adversely affect the price of our shares and the value of your investment.

  We depend on a number of facilities for which we have limited or no back-up facilities, so if operations were disrupted at one or more of these facilities, our business and operating results would suffer.

    A portion of our infrastructure is concentrated in single locations for which we have limited or no back-up facilities in the event of a disruption of operations. An example of this is our worldwide express air hub in Liege, Belgium. The operation of our facilities involves many risks, including power failures, the breakdown, failure or substandard performance of equipment, the possibility of work stoppages or civil unrest, natural disasters, catastrophic incidents such as airplane crashes, fires and explosions and normal hazards associated with operating a complex infrastructure. If there was a significant interruption of operations at one or more of our key facilities, and operations could not be transferred to other locations, we could not meet the needs of our customers, and our business and operating results would be adversely affected.

  Incidents resulting from our transport of hazardous materials or a major incident involving our air or road fleet may adversely affect our revenues, profitability, reputation and share price.

    We transport hazardous materials for a number of our customers in the automotive, biomedical and chemical industries, including airbags, batteries, paint, blood samples, medical substances and chemicals. We face a number of risks by transporting these materials, such as personal injury or loss of life, severe damage to and destruction of property and equipment and environmental damage. Incidents involving these materials could result from a variety of causes, including sabotage, accidents or the improper packaging or handling of the materials. If a significant incident occurred, our operations may be disrupted and we could be subject to a wide range of potentially large civil and criminal liabilities. This could negatively affect our revenues and profitability. A significant incident, particularly a well-publicized incident involving potential or actual harm to members of the public, could also hurt our reputation and the market price of our ordinary shares.

    As an owner and operator of a large fleet of aircraft and trucks, we are involved in activities which expose us to liability in the case of a major air or road incident, not only for our employees, facilities and third party property but also to the general public. An incident involving one of our aircraft or vehicles could cause significant loss of life and property and could adversely impact our reputation and impact the price of our shares adversely.

  We may not accurately forecast our future infrastructure requirements, which could result in excess capacity or insufficient capacity and negatively affect our revenues and profitability.

    In order to maintain our market position and grow our business, we must make large, on-going investments in infrastructure such as aircraft, trucks and depots. In our logistics business, we are at times required to make large investments in order to meet our obligations under agreements with major customers. These investments often require substantial lead time and involve significant fixed costs. We base our infrastructure investments on forecasts of our future requirements. It may be difficult to forecast accurately our future requirements, since they are based on a large number of factors, including factors beyond our control such as general economic conditions and changes in governmental regulation. As a consequence, there may be a mismatch between our investment and our actual requirements. If we underestimate our future requirements, we will not be able to meet the needs of our customers and could lose business, market share, revenues and profits. If we overestimate our future needs (or if major contracts are cancelled by customers), we will experience costly excess capacity, which could adversely affect our profitability.

  Strikes, work stoppages and work slowdowns by our employees and the terms of new collective labor agreements could negatively affect our revenues and profitability.

    The success of our business also depends upon avoiding strikes, work stoppages and slowdowns by our employees. Industrial action by large unions or even relatively small but key groups of our employees, such as airline pilots, could seriously disrupt our operations. Industrial action may occur for reasons unrelated to our collective labor agreements with a particular union or group of employees. For example, our employees may refuse to cross picket lines established by other unions from other companies. Our collective labor agreement with approximately 60,000 employees in the Netherlands is subject to a two-year renewal in April 2001. If we were not able to renew this agreement or other key agreements with our employees, and a strike, work stoppage or work slowdown occurred, our revenues and profitability could be adversely affected. During 1999, our employees conducted a strike in France, which adversely affected our operating result in France.

    Our business may also be negatively affected by the terms of collective labor agreements that we conclude with our employees. These terms could include increases in compensation and employee benefits, work rules less flexible than those of our competitors, and limitations on future workforce reductions. Our profitability could suffer if we are not able to conclude collective labor agreements with our employees on terms satisfactory to us.

  The integration of newly acquired businesses involves significant challenges and costs and may not be successful, which could adversely affect our operating results.

    We have entered into a number of significant acquisitions in recent years, and growth through acquisitions remains a key element of our strategy. The integration of newly acquired businesses involves inherent costs and uncertainties, such as the effect on the acquired businesses of integration into our organization and culture and the availability of, and demands on, management resources to oversee the integration and manage the newly acquired businesses. The integration of the international companies we have acquired in recent years, particularly in the logistics division, has resulted in significant challenges and costs in the areas of finance, operations, IT, strategy and human resources. If an existing or future integration effort is delayed or is not successful, we may incur additional costs, the value of our investment in the acquired company may decrease significantly and our growth strategy may not be successfully achieved. Any material delays, unexpected costs or other problems encountered in connection with integrating newly acquired businesses could have an adverse effect on our revenues and profitability.

  The legal concept of limited liability for loss or damage of goods we carry is increasingly being challenged and this has resulted in increased exposure to claims.

    We transport goods under the conditions of the international conventions in respect of carriage of goods by air (Warsaw Convention) and by road (CMR Conventions). These conventions contain provisions regarding limitation of liability in case we lose or damage shipments belonging to our customers. While in the past this principle was generally accepted as normal business practice in recent years the courts and regulators in an increasing number of jurisdictions are more sympathetic to allegations of "gross negligence" or "lack of due care" thereby setting aside the principles of limited liability. This trend exposes us to more and increased loss and damage claims. Furthermore, a number of major customers are no longer prepared to accept these established limits of liability. This, together with the increased value of the goods we carry, has resulted in a significant increase in our financial exposure to claims.

  Selected Financial Data

    The selected consolidated financial information has been derived from our consolidated financial statements, which appear elsewhere in this annual report. The consolidated financial statements have been prepared as if we had existed as a separate group for all years presented. We are a holding company and were incorporated under the laws of the Netherlands on December 29, 1997. We were formed when our former parent company, Koninklijke PTT Nederland NV, demerged its mail, express and logistics divisions. Although the demerger occurred on June 28, 1998, it was effectively retroactive to January 1998.

    Our consolidated financial statements are reported in euros (E). Previously presented statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (E 1 = NLG 2.20371).

    The consolidated financial information set forth below at year-end and for each of the years in the five-year period ended December 31, 2000 have been derived from the financial statements audited by PricewaterhouseCoopers N.V., independent auditors.

    Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). Note 29 to our consolidated financial statements provides a description of the applicable principal differences between Dutch GAAP and US GAAP and a reconciliation of net income and shareholders' equity to US GAAP.

    We have acquired a number of companies and businesses during the five-year period ended December 31, 2000, which limits the comparability of our year on year figures. Most significantly, we acquired TNT Limited and gained full control of GD Express Worldwide N.V. in December 1996.

	Year Ended December 31,
	2000 US$	2000 E	1999 E	1998 E	1997 E	1996 E
	(in millions, except percentages and per share data)
Income statement data
Amounts in accordance with Dutch GAAP:
Total operating revenues	9,222	9,936	8,536	7,409	6,928	3,045
Total operating income	854	920	734	662	601	428
as % of total operating revenues	9.3	9.3	8.6	8.9	8.7	14.1
Income before income taxes	781	842	687	622	526	461
Net income	488	526	419	372	315	289
Net operating income per ordinary share and per ADS(1)	1.79	1.93	1.54	1.39	1.28	0.92
Basic net income per ordinary share and per ADS(1)	1.02	1.10	0.88	0.78	0.67	0.62
Diluted net income per ordinary share and per ADS(2)	1.02	1.10	0.88	0.78	0.67	0.62
Diluted net income adjusted for amortization per ordinary share and per ADS(2)	1.22	1.31	1.02	0.89	0.78	0.64
Dividend per share(3)	0.33	0.36	0.36	0.36	n/a	n/a
Amounts in accordance with US GAAP:
Total operating revenues	9,222	9,936	8,536	7,409	6,928	3,045
Total operating income	665	716	425	515	656	518
Income before income taxes	613	661	400	496	591	561
Net income	379	408	249	299	344	353
Net operating income per ordinary share and per ADS(1)	1.39	1.50	0.89	1.08	1.40	1.11
Basic net income per ordinary share and per ADS(1)	0.80	0.86	0.52	0.63	0.73	0.76
Diluted net income per ordinary share and per ADS(2)	0.80	0.86	0.52	0.63	0.73	0.76
Diluted net income adjusted for goodwill amortization per ordinary share and per ADS(2)	0.98	1.06	0.66	0.74	0.84	0.78

(1)
In 2000 based on the average capital stock of 477,146,660 ordinary shares, including shares represented by ADSs. Please note that we have 1 issued special share.

(2)
In 2000 based on 477,311,585 ordinary shares, including shares represented by ADSs.

(3)
The US dollar rates on the day of payment were $1.17 (September 25, 1998), $1.03 (June 7, 1999), $1.05 (September 27, 1999), $0.96 (June 8, 2000) and $0.88 (October 2, 2000).

	At December 31,
	2000 US$	2000 E	1999 E	1998 E	1997 E	1996 E
	(in millions of euros, except percentages)
Balance sheet data
Amounts in accordance with Dutch GAAP:
Total assets	6,925	7,461	6,222	5,198	4,934	4,870
Long-term liabilities	536	577	523	219	150	504
Provisions	975	1,051	1,231	1,341	1,390	1,047
Group equity	2,282	2,459	2,175	1,862	1,081	786
as % of total liabilities and group equity	33.0	33.0	35.0	35.8	21.9	16.1
Amounts in accordance with US GAAP:
Total assets(1)	6,866	7,398	6,293	5,352	4,963	4,787
Long-term liabilities	536	577	523	219	150	504
Provisions	1,160	1,250	1,356	1,308	1,187	866
Group equity(1)	2,164	2,332	2,236	2,000	1,196	1,141
Mail financial data
Total operating revenues	3,440	3,706	3,651	3,523	3,281	2,901
Operating income(2)	716	772	741	695	652	629
as % of total operating revenues	20.8	20.8	20.3	19.7	19.9	21.7
Depreciation and impairments	81	87	63	69	56	69
Total assets(3)	1,550	1,670	1,614	1,681	1,748	1,734
Express financial data
Total operating revenues	3,847	4,145	3,538	2,953	2,824	173
Operating income(2)	198	213	151	129	125	3
as % of total operating revenues	5.1	5.1	4.3	4.4	4.4	1.7
Depreciation and impairments	101	109	92	71	55	2
Total assets(3)	3,197	3,445	3,509	2,919	2,711	2,473
Logistics financial data
Total operating revenues	2,022	2,179	1,522	1,058	894	25
Operating income(2)	117	126	86	71	59	1
as % of total operating revenues	5.8	5.8	5.7	6.7	6.6	4.0
Depreciation and impairments	45	49	24	16	25	0
Total assets(3)	2,178	2,346	1,099	598	475	663

(1)
The 1997 number is adjusted to include non-core investment activities, see note 31 to our consolidated financial statements.

(2)
Excluding amortization of goodwill and non-recurring items.

(3)
Identifiable assets used jointly for the segments have been allocated based on estimated usage.

  Dividends

    We may pay dividends on ordinary shares out of profits as shown in our annual financial statements as adopted by our Supervisory Board and approved by the general meeting of shareholders, after the establishment of any reserves. Reserves are established by our Board of Management subject to approval of our Supervisory Board. The declaration of dividends depends upon profits and reserves and other factors as our Board of Management and Supervisory Board deem relevant.

    We annually pay interim and final dividends. For the final dividend over 2000 we will offer our shareholders (including holders of ADSs) a choice between dividends in cash or in ordinary shares (based on a conversion rate related to the closing quote (ex-dividend) of the ordinary shares on the Amsterdam Stock Exchange on a date prior to payment).

    The ordinary shares are denominated in Dutch guilders. In 2001, we plan to amend our articles of association and change the Dutch guilder denomination into a euro denomination. Until such time, we will pay cash dividends, if any, in respect of the ordinary shares in Dutch guilders. Exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs on conversion by Citibank N.A., as depositary, of such dividends.

    For a discussion of the material Dutch income tax provisions regarding the taxation of dividends on the ordinary shares, see "Item 10—Additional Information—Taxation".

  Exchange Rates

    The following tables set forth the noon buying rates in the City of New York for cable transfers as certified by the Federal Reserve Bank of New York for the Dutch guilder, restated in euro for all periods prior to January 1, 1999, and, for all subsequent periods, the noon buying rates for the euro. For the calculation of the euro amounts for all periods prior to December 31, 1998, we have restated the applicable noon buying rate for the Dutch guilder into euro at the official fixed conversion rate of NLG 2.20371 per E 1.00. This restatement matches the restatement into euro of our consolidated financial statements, which for all periods prior to January 1, 1999, were prepared in Dutch guilders and the Dutch guilder amounts were restated into euro amounts.

    The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Exchange rates Year	Period End	Average Rate(1)
	(dollars per E 1)
1996	1.2760	1.3099
1997	1.0867	1.1287
1998	1.1741	1.1109
1999	1.0070	1.0653
2000	0.9388	0.9228

(1)
Average of the noon buying rates on the last day of each month during the year.

    The following table sets forth the high and low noon buying rate for the euros for each of the previous six months:

Month	High	Low
	(dollars per E 1)
September 2000	0.8993	0.8462
October 2000	0.8806	0.8270
November 2000	0.8694	0.8382
December 2000	0.9388	0.8755
January 2001	0.9535	0.9181
February 2001	0.9395	0.9057

    The noon buying rate on March 8, 2001 was E 0.9281 per $1.00.

    Since January 4, 1999, our ordinary shares have traded on the Amsterdam Stock Exchange in euro. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar equivalent of the euro price of the ordinary shares on the Amsterdam Stock Exchange and, as a result, will affect the market price of the ADSs in the United States. See "Risk Factors—A decline in the value of the euro could reduce the value of your investment and any dividends you receive".

Item 4: Information on the Company

  Overview

    We provide a wide range of mail, express and logistics services worldwide. These services involve the collection, storage, sorting, transport and distribution of a wide variety of items for our customers within specific time-frames, and can be enhanced by our related value-added services.

    Our group is comprised of three reporting segments: our mail division, our express division and our logistics division.

    Our mail division provides domestic mail, direct mail, hybrid mail and data services in the Netherlands and other European countries, as well as international mail services. The Dutch Postal Act requires us to provide Mandatory Postal Services and grants us the exclusive right to provide certain Mandatory Postal Services referred to as Reserved Postal Services. Mandatory Postal Services are regulated under the Dutch Postal Act and are subject to a price cap mechanism. Potential growth in traditional mail services is limited in the Netherlands by the size of the Dutch domestic mail market, growing competition and threat of substitution and, in other countries, by regulatory barriers to entry. Therefore, key elements of our mail strategy are reducing costs, improving quality of service, and achieving growth through developing value-added services and international expansion. Due to our strong position in the Dutch market, mail activities have provided us with a relatively stable source of revenue and income. Dutch and EU regulation prohibit us from using the Mandatory Postal Services to cross-subsidize other activities.

    Our express division provides on demand door-to-door express delivery services for customers sending documents, parcels and freight. We offer domestic, regional and global express delivery services primarily for business-to-business customers. Services provided and prices charged to customers are in the main classified by transit times, distances to be covered and sizes and weights of consignments.

    Our logistics division provides services focused on supply chain management. These services involve managing infrastructure, organization, processes and enabling technologies that—across the functions of procurement, manufacturing and distribution—ensure that the right goods, in the right quantities and condition, are available at the right place and time.

    We have evolved from being the public postal company in the Netherlands into an international group providing mail, express and logistics services. As a result, we have broadened the range of our activities from mainly postal operations in the Netherlands to include worldwide express and logistics services. In 2000, we had total operating revenues of E 9,936 million and 63.1% of our operating revenues and 30.5% of our operating income (before amortization of goodwill and non-recurring costs) were derived from our express and logistics divisions. Our express and logistics divisions are not subject to regulations (including price cap mechanisms) imposed on the mail division by the Dutch Postal Act and the postal regulations of other national jurisdictions. Other than for Reserved Postal Services, which our mail division has the exclusive right to provide under the Dutch Postal Act, our mail division as well as our express and logistics divisions are subject to competition.

	Year Ended December 31,
	2000 US$	2000 E	1999 E	1998 E
	(in millions, except percentages)
Operating revenues divisions:(1)
Mail	3,440	3,706	3,651	3,523
Express	3,847	4,145	3,538	2,953
Logistics	2,022	2,179	1,522	1,058

Total	9,309	10,030	8,711	7,534
Inter company	(87)	(94)	(175)	(125)

Total operating revenues(2)	9,222	9,936	8,536	7,409
Depreciation, amortization and impairments	318	343	247	208
Total operating income	854	920	734	662
as % of total operating revenues	9.3	9.3	8.6	8.9
Net income	488	526	419	372
Capital expenditure on property, plant and equipment	364	392	363	427
Average total capital	6,350	6,842	5,710	5,066
Return on average total capital (%)(3)	13.4	13.4	12.9	13.1

(1)
For net sales by geographic area see note 16 to our consolidated financial statements.

(2)
Includes net sales and other operating revenues. See notes 16 and 17 to our consolidated financial statements.

(3)
Return on average total capital is calculated as operating income divided by average total capital.

    We are a holding company and were incorporated under the laws of the Netherlands on December 29, 1997. We were formed in connection with the consummation of a demerger transaction pursuant to which our former parent company, Koninklijke PTT Nederland NV (KPN), demerged its mail, express and logistics divisions. Although the demerger became effective on June 28, 1998, its arrangements were effectively retroactive to January 1998, and all figures in this annual report are presented in such a manner as to reflect this retroactivity. In addition, comparative figures have been restated as if the demerger had taken place on December 31, 1995.

    On June 29, 1998, our ordinary shares were listed on the Amsterdam, New York, London and Frankfurt Stock Exchanges.

    Our company name is TNT Post Groep N.V. We will be renamed TPG N.V. following the approval of the annual general meeting of shareholders to be held on April 25, 2001. See "Item 10—Additional Information—Memorandum and Articles of Association—Amendments of Our Articles of Association". We are incorporated under the laws of the Netherlands and our registered office address is Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands. Our telephone number is +31 20 500 6000.

    The State of the Netherlands is our largest shareholder and has the right to approve important decisions concerning our business. The State has recently announced that it intends to sell a portion of its shareholdings and to reduce its involvement in our management and affairs. See "Item 5—Operating and Financial Review and Prospects—Recent Developments".

  Strategy

  Mission

    Our mission is to achieve a recognized world leadership position through excellent service to customers of our three divisions—mail, express and logistics—based on our strong market position in Europe.

  Strategy and objectives

    Our strategy is based on a value based management approach, which is currently being implemented throughout our group. Value based management is a philosophy on managing the drivers that maximize total shareholder returns. It emphasizes the alignment between our management's strategic targets and shareholders' requirement of delivery of superior sustainable performance. Value based management focuses on the future performance of our company. Consequently decisions are made to influence the future rather than focus on past performance. Value based management uses cash measures as a more realistic alternative to opinion driven profit measures to set targets and evaluate performance. The overall strategy consists of strong business strategies in mail, express and logistics and a comprehensive e-business strategy. With our combination of aggressive business strategies and e-business developments, we strive to deliver significant enhancements in shareholder value and to strengthen our position as one of the leading business service companies in our peer group.

    Economies of scale characterize our mail and express businesses. A key element of our mail strategy is to continuously find ways to improve productivity and cost flexibility in our delivery network. Both in our mail and express strategy the aim is to improve service quality by expanding network capacity and coverage through the introduction of additional vehicles and aircraft, hubs, depots and other infrastructure. In addition, we are using state-of-the-art technology to develop improved network processes and customer interfaces. These improvements are increasing the density and efficiency of our networks to enable us to offer collection, transport and delivery services of the highest quality more competitively, in more locations.

    Economies of skill are as important to our business as economies of scale. In logistics, we have developed industry-specific skills, that have enabled us to expand our customer base and which form the basis for future growth. In mail and express, we have developed collecting, sorting, transporting and delivery skills and capabilities that we apply in expanding into new geographic markets.

    We consider our strong position in Europe a prerequisite for success in other parts of the world. We aim to consolidate our strong position in Europe and strengthen our worldwide presence. We actively review acquisitions and other business opportunities on an ongoing basis.

  Mail strategy

    Our ambition is to become the leading provider of business and consumer services for communication, transactions and deliveries. We want our postal operations to be recognized as the industry benchmark for quality, efficiency and customer service, for producing the best returns in the industry and for making optimal use of new technologies and opportunities arising from European postal market liberalization.

    The most important elements of our mail strategy are:

  •
  Developing value-added services, such as database management and document handling for business customers, by leveraging our brand and consumer trust.

  •
  Continuing to re-engineer collection, sorting, transporting and delivery processes in the Netherlands and to develop and implement new technology, such as automated sorting centers.

  •
  Broadening our international scope in anticipation of the emerging liberalization of the European postal market through geographic expansion of our network and alliances with other postal operators.

  •
  Expanding our leadership position in international business mail.

  Express strategy

    Our ambition is to be the fastest and most reliable provider of express delivery services. We are the leading player in the European express market with a global reach. We strive to achieve our ambition by being the fastest and most reliable provider of express delivery services.

    The most important elements of our express strategy are:

  •
  Providing the fastest and most reliable express delivery services.

  •
  securing superior levels of customer satisfaction.

  •
  Using yield and activity based costing management systems to further improve operating margins.

  •
  Equipping employees with leading-edge support technology to fully satisfy customer needs.

  •
  Saving time by adopting a "right-first-time" approach in every part of our business.

  •
  Expanding our company-owned network of depots to offer later collection and earlier delivery times.

  •
  Improving linehaul connections to achieve shorter transit times.

  •
  Integrating our national and international express delivery services where appropriate in a systematic fashion to secure shorter door-to-door transit times in the industry. Strengthening the TNT brand and increase top-of-mind awareness of our range of reliable on-demand express delivery services.

  •
  Working everywhere with the Investors in People standard.

  •
  Improving quality through use of the European Foundation for Quality Management (EFQM) excellence model on a world-wide scale.

  Logistics strategy

    Our ambition is to be the recognized worldwide leader in targeted logistics sectors by designing, implementing and operating bespoke supply chain solutions. Our objectives are to achieve operational excellence, global coverage and leadership in target sectors.

    The most important elements of our logistics strategy to achieve these objectives are:

  •
  Building critical mass in key European markets and in North America by organic growth and selected acquisitions.

  •
  Focusing on serving the automotive, tire, fast-moving consumer goods and high-tech electronics sectors.

  •
  Delivering sector-focused pan-European solutions by enhancing capabilities and completing a pan-European infrastructure.

  •
  Developing human resources and IT competitiveness.

  •
  Optimizing profitability.

  •
  Maintaining a position as lead logistics provider as industries consolidate.

  E-business strategy

    A comprehensive e-business strategy supports our strong business strategies in mail, express and logistics and accelerates value creation by increasing revenues, reducing costs and speeding the capability to launch new products and services.

    The most important elements of our e-business strategy are:

  •
  Empowering divisions to develop "e-revenue" initiatives.

  •
  Web-enabling the divisions wherever appropriate by implementing Internet-based efficiency tools, and sales and service channels.

  •
  Developing transaction and fulfillment oriented e-commerce initiatives.

  •
  Accelerating the development of both internal and external business ideas through the use of a corporate venture group.

  •
  Reducing cost and increasing transparency by developing an e-back office.

  Mail Division

    In 2000, our mail division accounted for 36.9% of our operating revenues and 69.5% of our operating income (before amortization of goodwill and non-recurring costs). Our mail division is comprised of four principal lines: domestic mail, direct mail, international mail and post offices. We offer domestic mail and direct mail services in the Netherlands and other European countries as well as international mail services. We have a 50% interest in Postkantoren B.V., a joint venture with Postbank N.V., a subsidiary of ING N.V. Services are mainly delivered under the Royal PTT Post brand, with some international mail services delivered under the TNT brand.

    Mandatory and Reserved Postal Services provided in the Netherlands are included within domestic mail and direct mail. Mandatory and Reserved Postal Services provided for the delivery of items from countries outside the Netherlands are included within international mail. Our subsidiary Koninklijke PTT Post B.V. performs Mandatory and Reserved Services.

    We must provide Mandatory Postal Services. These services include the delivery in the Netherlands of letters and other addressed postal items including printed matters, such as direct mail, magazines, newspapers, catalogues and parcels up to a certain weight and a certain size and the delivery of such items from countries outside the Netherlands via the public postal operators in third countries. These services provided by us are subject to regulation under the Dutch Postal Act and General Postal Regulations Decree. These regulations are primarily concerned with uniform terms and conditions for customers in similar circumstances, service levels and quality, the price cap mechanism described below, and separate accounting for Mandatory Postal Services and other activities (as more fully described under "Regulatory Environment—Price Controls and Other Regulatory Conditions"). These regulations do not cover all aspects of our mail division in the Netherlands. Otherwise, our business operations in the Netherlands are generally subject to the same regulations as other businesses in the Netherlands.

    Tariffs for Mandatory Postal Services are regulated by means of a price cap mechanism that generally measures increases in rates of designated baskets of services against increases in indices of wage costs, but which provide us with flexibility to set prices for individual services independently within the fixed aggregate limits. For competitive reasons, since 1989, we have chosen to raise postal tariffs overall less than would have been permitted by the regulation. For a detailed description of the pricing system, see "Regulatory Environment—The Postal Concession".

    We have the exclusive right under the Dutch Postal Act to provide Reserved Postal Services (see "Regulatory Environment—The Postal Concession—Reserved Postal Services"). These services include the collection, transport and delivery of letters weighing up to 100 grams, in the Netherlands, and from countries outside the Netherlands, the placing of letter-boxes alongside or on public roads and the issuance of postal stamps See "Regulatory Environment—Reserved Postal Services". The exclusive right does not extend to courier services or services where the letters are delivered by an operator more quickly than our standard delivery time and the rate charged for the service is higher than the maximum tariff allowed by regulation. At present, we charge NLG 0.80 for a standard letter. The exclusive right also does not extend to the conveyance of parcels, letters weighing in excess of 100 grams or printed materials such as advertising, newspapers and magazines. In addition, the exclusive right does not extend to the conveyance of letters by a business to its own customers. Although not presently a widespread practice, large businesses may establish their own alternative distribution systems in the future; this could adversely affect our mail division's revenue.

    Approximately 31.5% of our 2000 mail operating revenues and approximately 11.8% of total operating revenues (1999: 32.4% and 13.9%) for the mail division were derived from Reserved Postal Services in which we generally are not subject to competition. Notwithstanding that other companies are generally precluded by the postal concession granted to us by the government from providing conveyance of letter mail items which fall under Reserved Postal Services, a small number of these letter mail items are carried by other providers. We are mindful of this practice but the effect on volumes is immaterial.

    In addition to Mandatory Postal Services, we also offer value-added services (described under "Direct Mail") and international conveyance services for the business mail of large corporate customers (described under "International Mail"). Postkantoren operates a network of approximately 2,138 post offices, shops and postal agencies throughout the Netherlands, which fulfills our mandatory obligation to provide a minimum number of postal service points, as well as certain other services.

    In 2000, we delivered an average of approximately 23 million postal items per day, six days a week, to approximately 7,278 thousand households and businesses, and collected, sorted and delivered approximately 7.0 billion items of mail (including international receipts). The amount of working days per year is an important driver of our mail volumes in such year. The following table sets forth operating revenues for each of the four business lines of our mail division for each of the years in the three-year period ended December 31, 2000. Operating revenues have increased by 1.5% in 2000.

Mail operating revenues

	Year ended December 31,
	2000 US$	2000 E	1999 E		1998 E
	(in millions)
Domestic Mail	1,572	1,694	1,687	*	1,633
Direct Mail	1,010	1,088	1,050		961
International Mail	607	654	660		640
Other revenues	251	270	254	*	289

Total operating revenues	3,440	3,706	3,651		3,523

*
Included in the 1999 figures is a reclassification of E 12 million from Domestic Mail to Other revenues which relates to real estate.

    The following table sets forth the volume of mail we delivered in the Netherlands in each of the years in the five-year period ended December 31, 2000.

Delivered mail volumes in the Netherlands

	Year Ended December 31,
	2000	1999	1998	1997	1996
	(in millions of items)
Bulk mail	5,376	5,391	5,314	4,998	4,715
Letterbox mail	1,344	1,378	1,396	1,350	1,408

Total Dutch mail	6,720	6,769	6,710	6,348	6,123
International receipts	302	294	299	281	292

Total mail delivered	7,022	7,063	7,009	6,629	6,415

    We compete in all areas of our mail division except for those services falling within Reserved Postal Services. In all other domestic postal services, depending on the type of service, we face competition from three primary services: specialized distribution units of large Dutch companies, dedicated companies specializing in a particular type of postal service and local or regional companies providing a range of postal services in a given geographic area. In international postal services (other than Reserved Postal Services), we face competition both from other public postal operators, as well as from a wide variety of private internationally operating companies. Competition for these services is based primarily on price and quality of service. For some business lines, such as direct mail, offering value-added services is also a competitive factor.

    Competition is increasing in the postal markets and traditional mail volumes are growing at modest rates. This is partly due to the internationalization and liberalization of the postal business leading to a change in the postal markets away from being protected by regulations designed to uphold service standards for all citizens and thus to more competition. The increase is also partly due to the rise in alternative communication methods made possible by new technology. See "Item 3—Key Information—Risk Factors—The increasing substitution of alternative methods of delivering information for our mail services could materially reduce the revenues and profitability of our mail business and adversely affect our revenues and profitability" and "—The Dutch and European postal regulatory regimes are changing rapidly and in an unpredictable manner, and if we fail to anticipate and react to changes resulting from the further liberalization of the Dutch and EU mail markets, our revenues and profitability will suffer".

    We anticipate that numerous business opportunities within the European Union will exist as a result of the further liberalization of the postal sector in the European Union. We believe we will be in a position to take advantage of these opportunities as a result of our efficiency, quality of service and experience. Due to the efficiency of our operations and customer orientation, we do not believe liberalization in the Netherlands will undermine our position in our traditional home market.

    In October 2000, we launched a national advertising campaign to reinforce the reputation of our mail division as a trusted business partner in the Netherlands. Showcasing our leadership in providing sophisticated services for communication, transactions and deliveries, the advertisements highlight our value-added services such as direct mail, database management and Internet-based offerings.

  Domestic Mail

    Within the Netherlands, we collect, sort, transport and deliver postal items, including letters, printed matter and parcels.

    Our domestic mail system is presently organized around 11 main sorting centers. Six of these sorting centers are the new automated centers of Project Briefpost 2000 described below and are dedicated to letters and printed matter, three are dedicated to parcels and one each to registered and international mail.

    Our domestic mail business is impacted by seasonality driven by public and local holiday patterns and especially by the distribution of Christmas greeting cards during December.

    The domestic mail process begins with the deposit of mail by customers at post boxes, post offices and other designated deposit points and the pick-up of mail from customers. Through a fleet of approximately 3,464 vehicles either owned or leased by us, the mail is delivered to one of the main sorting centers. After sorting, the mail is delivered to the main sorting center in the region of its ultimate destination, whereafter it is delivered to one of 563 mail distribution depots. At the depot, the mail is arranged according to street and house number and door-to-door delivery is then effected by one of our 39,200 mailmen.

    To address the financial effects of a possible decline in growth in mail volumes within the Netherlands, increasing competition, substitution and rising distribution costs, we have worked to increase efficiency through various projects, the most important of which is Briefpost 2000. The project started in 1992 and is nearing its completion. It was a project involving the restructuring and automation of the sorting process in the Netherlands to increase productivity in order to prepare our mail business for growing competition and to compensate for the increased cost of distributing mail to additional delivery points in the Netherlands each year. With a goal of increasing the proportion of mail sorted automatically to 90% of all mail in the sorting centers, the Briefpost 2000 project included replacing 12 exchange centers with six new sorting centers and implementing purpose-built sorting machines. We experienced several operational issues during its implementation, which we believe that we have resolved. See "Item 5—Operating and Financial Review and Prospects—Comparison 2000 vs. 1999—Operating Income" and "—Comparison 1999 vs. 1998—Operating Income" and Note 10 to our consolidated financial statements for a description of restructuring costs related to Briefpost 2000. By the end of 2000, the proportion of mail sorted automatically reached 78%, which is an increase from the 1999 level of 74%. As a percentage of all mail sorted in the sorting centers the percentage reached 82.3%.

    While most domestic mail services are provided in the Netherlands, we began providing domestic mail services in Italy in October 1998 when we acquired Rinaldi, the largest private postal operator in Italy. We strengthened our position in 2000 with acquisitions of postal operators in the Italian cities of Padua and Florence. We now deliver business mail to 6 million Italian households.

    We also engage in activities related to philately and produce, issue and distribute Dutch stamps.

  Direct Mail

    Our direct mail business line comprises all activities involving distribution within domestic borders of addressed advertising mail and magazines (referred to in the industry as "direct mail"), addressed newspapers and periodicals, and unaddressed advertising mail and newspapers. It also includes direct marketing initiatives and a number of database management services and value-added direct marketing services. The combination of these offerings and expertise provides a full range of direct marketing services that enables advertisers to effectively and efficiently communicate with their customers.

    The delivery of direct mail is a Mandatory Postal Service and is accordingly subject to regulation by the State of the Netherlands. The delivery of direct mail is not a Reserved Postal Service and is therefore subject to competition. See "Regulatory Environment—The Postal Concesssion". Initially direct mail was predominantly used by mail-order companies, banks and insurance companies, but it is increasingly being used by all companies, regardless of size. We have achieved growth in direct mail volumes due to economic growth in general, our innovative marketing approach and developments in the communications market. As companies increasingly use direct mail to build their brands and create loyalty among customers, growth in the main sectors of direct marketing and business-to-business mail continued in 2000. We believe that better targeted direct mailings which have a more limited circulation may decrease future growth in direct mail volumes.

    Our direct mail business line provides delivery services in the Netherlands, Belgium, Germany, Czech Republic and Austria. We provide most delivery services in the Netherlands under the Royal PTT Post brand. Some services, notably the distribution of unaddressed mail and newspapers, are also provided through a separate channel, the VSP network (operated by our subsidiary Netwerk VSP BV), an unaddressed mail distribution network. In Belgium, the network of our subsidiary Belgische Distributiedienst N.V. offers unaddressed services, providing 100% coverage of the country's 4 million households. In Germany, our subsidiary Olaf Jepsen Handels- und Vertriebsgesellschaft mbH, delivers unaddressed mail to about 18 million households. In Austria, through our subsidiary Gesellschaft fûr Werbemittelverteilung mbH and its partners, we provide unaddressed mail and other services to 70% of the national market. In the Czech republic, our subsidiary Agentura pro Distribuci a Marketing s.r.o., offers direct mail services to 3 million households. These direct mail operations are positioned to serve as outposts for domestic mail in these markets when full liberalization of the EU postal market takes place.

    In the Netherlands, our consumer-data provider maintains a sophisticated database to help customers accurately target their mailings for select demographic groups. These services are in increasing demand by companies operating across national borders, particularly pan-European retailers. In October 2000, we and the British Post Office each acquired 40% of Postal Preference Service Ltd., a company that offers intelligent unaddressed services in the United Kingdom. As part of the venture, we will broaden our base of information to include the United Kingdom and other European countries.

    In addition to the distribution of advertising mail, we offer a number of value-added services. These services range from data entry and list rental to advanced data analysis techniques, as well as methods for measuring direct marketing effectiveness, loyalty programs, direct marketing training and workshops.

    We also provide document handling services to our customers. These value-added services include a service for printing, enveloping and stamping documents (such as bank statements and telephone invoices) on a high speed and high volume basis, mailroom services and business services such as copying and off-site printing. With these services we intend to take advantage of the opportunities presented by the continued growth in electronic means of communication and also, where possible, by combining these with our physical networks to service customers' needs.

  International Mail

    We operate our international mail business around the world, providing services for collection, sorting and distribution of international mail, parcels and valuables across national borders. We also provide value-added services. Services are provided under both the Royal PTT Post and TNT brands.

    We offer a range of international (cross-border) services to individual and business customers. These services include handling all exported postal items in the reserved segment of the Dutch market, all postal items imported to the Netherlands from foreign postal operators, and all reserved- segment mail imported to or passing through the Netherlands. See "Regulatory Environment—The Postal Concession".

    We provide two distinct international mail services. The first of these is a Mandatory Postal Service. We are required to collect, sort and distribute letters, addressed printed materials and parcels up to a certain size, which are either inbound or outbound from the Netherlands. We offer this service through a combination of our mail network (as described under "domestic mail") and foreign public postal operators. For international transport of mail with public postal operators, we make use of a subcontracted truck network within Europe. Payments for cross-border mail flows are handled through different settlement systems. This is explained in "Regulatory Environment—Price Controls and Other Regulatory Conditions".

    International mail services also include handling bulk mailings in the business-to-consumer segment for a range of customers, including publishers, mail-order companies, and financial service and direct mail companies. We contract with these customers to receive data or material, transform it into mail through printing, addressing or other processes, and then arrange for its delivery. In addition to using our own delivery networks, we use delivery agreements with national and private postal operators.

    In 2000, we announced a global joint venture in cross border mail with The British Post Office and Singapore Post. The purpose of the alliance is to create the world's largest business mailing partnership, combining the expertise, systems, networks and products of the three partners. The joint venture is currently under consideration by the European Commission. See "Item 3—Key Information—Risk Factors—An unfavorable decision of the European Community in a proceeding concerning our joint venture with the Royal Mail System of the United Kingdom and Singapore Post could restrict our growth and our ability to compete in the market for mail delivery services" and "Item 5—Operating and Financial Review and Prospects—Recent Developments".

    The international (cross-border) business mail market is highly competitive. Deregulation has prompted national and private postal operators to lower prices in order to compete, to enter foreign markets to position themselves for growth and consolidation is resulting in fewer providers in the market. In addition, development of media such as e-mail and the Internet make product innovation and proper positioning essential.

    We compete in the global mail distribution market with other integrators and major postal operators. The price-sensitive international business mail market demands continuous efficiency and quality improvements. We use an operating performance system to measure our consistency in meeting delivery deadlines, and operate a dedicated sorting and track-and-trace infrastructure throughout Asia, Europe and North America.

    In 1999, according to independent International Post Corporation research, 89% of all outgoing mail to EU destinations was delivered within three days. Significant improvements were achieved with deliveries to Spain, Greece and Italy.

  Post Offices

    We have a 50% interest in Postkantoren B.V., a joint venture with Postbank N.V., a subsidiary of ING N.V. Postkantoren operates a network of approximately 2,135 outlets including franchises in the Netherlands.

    Postkantoren's core business is the distribution of financial and communication services and products (including postal services) to consumers and small businesses throughout the Netherlands. On behalf of Postbank, Postkantoren's post offices offer counter banking, insurance and mortgage services. Postkantoren enables us to fulfill the regulatory requirement to provide a minimum number and regional density of service points. We use the post offices as an outlet for the following Mandatory Postal Services and Reserved Postal Services: the collection of letters and parcels, the sale of stamps, the delivery of letters and parcels in the event that home delivery is not successful and express post.

  Express

    In 2000, our express division accounted for 41.3% of our operating revenues and 19.2% of our operating income (before amortization of goodwill and non-recurring costs).

    Our express division provides on demand door-to-door express delivery services for documents, parcels and freight. We strive to provide the fastest transit times by road or air. Transit times are usually same day or next day but can be up to four days from the date of collection, depending on customer requirements and the distance each consignment has to be moved. The services we provide and prices charged to customers are normally determined by:

  •
  transit time requested,

  •
  distance to be covered,

  •
  mode of transport selected,

  •
  weight or size of the consignment,

  •
  level of transit liability cover needed, and

  •
  whether the consignment is dutiable.

We provide expedited services primarily in the business-to-business segment.

    The express business is highly impacted by seasonality driven by public and local holiday patterns and adverse weather conditions.

    There are two lines of business within express: Europe and International. Europe is our heartland and we have a strategic goal to be the market leader in this territory. International covers all markets outside Europe. Our express services are mainly provided under the TNT brand.

    European and International operations are linked by the Global Link system which is our global IT infrastructure and business applications system for our express business that facilitates our operations, finance and administration, marketing and sales, and customer functions. The system runs our mission-critical express operations—from order to payment at depots, hubs and airport gateway jet stations throughout the world. Global Link is also central to our customer interface technology applications. A state of the art track-and-trace system uses data gathered through our worldwide infrastructure to control the movement of consignments and enables our service representatives to advise customers about the status of their shipments at any point in transit. Customers can also gain direct access to our databases and services through our TNT website.

    As well as the international Global Link system other computer systems tailored to local needs support our domestic business in individual countries. These domestic systems meet the different requirements of our staff and customers in each country. The domestic and international businesses have been brought together to achieve operational benefits. To provide support for the business our domestic systems connect directly with Global Link to create a single integrated system that operates throughout the world.

    The following table sets forth operating revenues for the European and International lines of our express division for each of the years in the three-year period ended December 31, 2000.

Express operating revenues

	Year Ended December 31,
	2000 US$	2000 E	1999 E	1998 E
	(in millions)
Express Europe	3,047	3,283	2,826	2,369
Express International	800	862	712	584

Total operating revenues	3,847	4,145	3,538	2,953

    In the modern global economy there is an ongoing need to provide faster and more reliable delivery services. Companies are conducting business across longer distances and there is also a trend towards more direct contact between customers and suppliers that cuts out the need for middle-men such as traditional wholesalers. In addition consumer demand for small products supported by advances in technology and the "want it now" economy are creating a greater need for fast and reliable physical door-to-door delivery services. As a consequence integrated express delivery systems are replacing deferred transport methods and bulk shipments are being replaced by much larger numbers of smaller consignments.

  Express Europe

    Express Europe provides domestic, regional and pan-European express services, as well as products that deliver consignments from Europe to the rest of the world. Our strong position in the European market is an important strategic asset. Throughout 2000, we worked hard to capture our share of the express market growth through network and service enhancements and acquisitions. In addition, further integration of our domestic and global services helped us meet the needs of the market.

    Our Express Europe business line provides on demand expedited door-to-door delivery of documents, parcels and freight for our European customers. The shipments are collected by a fleet of vehicles that make either scheduled stops or on demand collections upon receipt of customer telephone or Internet requests. Shipment and consignment details are sent to the nearest depot in our network. Details of each shipment are entered into our track-and-trace systems (mainly the Global Link system) either through scanning, data entry or electronic data interchange methods. The customer can then access the information through the Internet or proprietary customer interface technology. Each shipment is then both for domestic and international movements sorted by destination and consolidated with other customers' consignments. Depending on its destination, each shipment is then line-hauled to a domestic road hub, an international road hub or an airport gateway station (generally within two hours of arrival at the depot).

    Intra-European shipments are transported from the collecting depot by road or on one of the aircraft owned or leased by us from an origin airport gateway jet station to our main air express sorting hub in Liège, Belgium. Where transit times allow, shipments that do not travel by air are carried by truck to one of our five main European road hubs. The shipments are then unloaded, sorted and consolidated with other consignments for each destination and put on other line-hauls for movement to the delivery depot. Domestic consignments within major European countries are moved either directly or via a domestic hub from the collection to the delivery depot.

    At the delivery depot the shipments are sorted and then loaded on the appropriate delivery vehicle. Proof of delivery is entered into the Global Link system that is updated at every point in the process and this enables us to notify the customer when the shipment has been received by the consignee. Through these integrated road and air networks we are able to offer a range of fast and reliable express delivery services in all European countries. Our track-and-trace systems including the Global Link system, enable us to offer an automated proof-of-delivery service and customers can access the information through the Internet or proprietary customer interface technology.

    On a domestic and regional level the European express delivery market is road-based and divided between express operators (which cover all express segments), parcel alliances (domestic operators working together within Europe) and public postal operators. In the pan-European segment of the market, competition comes from global providers with international networks. Parcel alliances and public postal operators are trying to penetrate the pan-European market by buying into parcel and express companies to create international air and road express networks.

    We offer domestic, regional and pan-European road and air express delivery services in all major countries of Europe. In our quest to provide our customers with the best levels of service we introduced simplified tariffs and user-friendly agreements in 2000. The new commercial methods are intended to grant quick and easy access to our network while producing improved customer satisfaction. We expanded our service portfolio in 2000 particularly in the area of technology-enabled services. The Europe-wide launch of our TNT Sameday service for on-demand door-to-door delivery of documents, parcels and freight gives customers in 17 countries a round the clock access to immediate domestic and international delivery services. We also introduced Securedoc, an electronic document desk-to-desk secure delivery system, and introduced enhancements to our customer interface technology systems.

    In July 2000 we started our joint venture with Swiss Post to provide international express and courier delivery services for the Swiss market under the name TNT Swiss Post AG. In November 2000, we entered into an agreement with Luxembourg Post and through a joint venture, started on January 1, 2001, we will provide international express and courier services for the Luxembourg market.

    An extensive integrated air-and-road door-to-door express delivery network supported by a set of common IT systems provides the backbone for our express operations in Europe. We have dense coverage in 27 countries and these are all connected by a comprehensive set of European road and air linehauls. Enhancements to the network were made throughout 2000 resulting in improved transit times and better service reliability. In addition to upgrading hubs and sorting facilities, we increased the number of road and air destinations offered to our customers. The enhancements include new road services to Bulgaria and Romania together with the introduction of air services to Estonia and two additional cities in Italy. By allowing us to offer later collection and earlier delivery times, these network additions enhance both our domestic and international services.

    We formed TNT Airways SA, a Belgium based airline in 2000 to consolidate our air operations and replace subcontractors in several countries. The new airline has increased the speed, flexibility and efficiency of our integrated express delivery network. In February 2000 TNT Airways received an Air Operators Certificate (AOC) from the Belgium civil aviation authorities and started to fly scheduled routes for TNT. By the end of 2000, the new airline had ten BAe 146 and two A300 Freighter aircraft in operation. An additional two A300 aircraft will be added to the TNT Airways fleet by early 2002.

    In addition to operating TNT Airways, we continue to work with commercial airline partners such as Alitalia, American Airlines, British Airways, KLM and Quantas to deliver comprehensive and reliable service to customers in Europe and throughout the world.

  Express International

    Express International provides door-to-door express delivery of documents, parcels and freight on an international scale but sometimes also in domestic markets and covers all aereas outside Europe. Our coverage extends to more than 200 countries. Outside Europe we provide express delivery services in Africa, Asia, Australia, the Middle East, North America and South America. In many of these markets our global express system is augmented by domestic and regional express delivery services. In Australia, for instance, we are one of the leading providers of time-sensitive freight delivery services and our businesses include Ansett Airfreight which following an acquisition made in 1999 is now part of our operation in Australia and which is marketed under the TNT brand.

    Express International is part of the same global information and operational network as Express Europe. The business operates in a similar fashion to the European activity but other than in Australia relies primarily on commercial airlift for line-haul transportation links. Unlike in Europe, shipments are normally routed directly to delivery depots, and not through central hubs. The operations for international transportation rely upon commercial airlift for regional and intercontinental services that are supported by domestic services in many key markets.

    We continue to fortify our position in Asia and particularly in China where through our alliance with China State Post we handle the international leg of that organization's outbound express shipments. In Australia, where we are the leading provider of air and road express delivery services, we completed a comprehensive integration of previously independent operating units bringing all of our Australian operations under the TNT brand.

    In North America we have arrangements with domestic express providers that enable us to offer global services throughout the region.

    Express International operates through hubs and depots located in various major markets. These controlled hubs and depots are supplemented by local agents in other locations.

    Express International primarily competes with the three major integrators. See "Item 3—Key Information—Risk Factors—Intensifying competition may place a downward pressure on prices and could have an adverse effect on our revenues and profitability".

  Logistics

    In 2000, our logistics division accounted for 21.8% of our operating revenues and 11.3% of our operating income (before amortization of goodwill and non-recurring costs).

    Our logistics division provides services focused on supply chain management. These services involve managing infrastructure, organization, processes and enabling technologies that—across the functions of procurement, manufacturing and distribution—ensure that the right goods, in the right quantities and condition, are available at the right place and time. Logistics services are mainly delivered under the TNT brand. Where appropriate, we subcontract specific services, such as deliveries between certain destinations and repair services, while retaining control over and responsibility for the subcontracted services through our own management infrastructure. We generally obtain indemnities from the subcontractors to cover any risk of nonperformance by them.

    The services we provide depend upon and are often tailored to the customer's needs. As the logistics discipline develops, a two-tier provider trend is emerging in the industry. First-tier agents, known as lead logistics providers (LLPs), are able to offer the broadest range of services, including the traditionally outsourced, second-tier, functions—warehousing, transportation and freight forwarding—but also involve more than transporting goods. They develop specialized knowledge and skills, and include such diverse activities as stock management, order picking and information systems management to control production and parts supply, as well as value-added services such as assembly and installation upon delivery, repair-returns, sequencing, software development, systems integration and consulting. Delivering services either through their own capabilities or by subcontracting to second-tier providers focused on warehousing, transportation and freight forwarding, LLPs serve as a single point of contact for the customer. As the complexity and scope of logistics assignments grows, securing the LLP role will be increasingly dependent on a provider's IT capabilities and geographic reach. Customers for which we are a LLP include FIAT and Compaq.

    We employ sophisticated IT, including proprietary and customized systems, to optimize activities across the complex, multi-element supply chains we manage. By creating effective links among customer and supplier systems and ensuring smooth information flows, IT solutions are an integral part of our logistics division.

    In addition to the trend toward a two-tier provider system, the market is showing signs of a need for multi-country, pan-European and even global solutions as multinational companies increasingly make supply chain and purchasing decisions centrally. We have established a dedicated unit in order to develop multi- country logistics solutions.

    Warehousing is provided through the 392 warehouses we operate with a total aggregate floor space of approximately 4,500 thousand square meters. These warehouses are located in various countries throughout the world. Some of them are dedicated to particular customers and others are shared-user facilities. Warehouse services offered include receipt of product, storage, order-picking and packing, labeling and dispatch. These activities are controlled through a management warehouse system adapted to the needs of the particular customer.

    For road transport of goods, we make use of trucks either designated for logistics or that are part of our express network. Where use of our fleet is unsuitable or where we determine that investment in trucks is not appropriate for purposes of the contract, the transport may be outsourced and undertaken by sub-contractors, under our direct management. For time-sensitive deliveries in Europe, we use the facilities of our express network. For goods that are transported internationally, logistics also uses the Global Link system of express.

    We offer our broad range of logistics services to companies in diverse industries such as automotive and tires, consumer and electronics, print and paper, industrial and petrochemical, food, drink and healthcare and the public sector, utilities and other. Our focus remains on serving the automotive, tires, fast-moving consumer goods and high-tech electronics sectors in Europe, the Americas, Asia and Australia. We have developed a range of specialized facilities and skills for our customers including cold-storage, handling of pharmaceutical products and parts supplied to engineers.

    For the majority of contracts, we manage resources and associated risks by linking the commitments we enter into to obtain the necessary warehouse space, vehicles, equipment and other assets and staff to fulfill the contract to the tenure of the contract. Generally, financial obligations remaining at the end of the contract, such as staff redundancy costs, are met by the customer.

    We perform logistics activities in countries and regions including but not limited to Argentina, Asia, Australia, Austria, Benelux, Brazil, Canada, Finland, Eastern Europe, France, Germany, Greece, Italy, Poland, Spain, Sweden, the United Kingdom and the United States of America.

    Throughout 2000, we continued to focus on our logistics strategy of pursuing growth in targeted industries, including automotive and electronics, and growing through organic means and acquisitions. Approximately 72.9% of our logistics revenue growth is a result of integrating the companies acquired in 2000.

    In February 2000, we acquired French logistics company Mendy Développement SA, whose experience in sequenced, just-in-time logistics solutions for the automotive sector reinforced our position in France, Portugal and Spain. In July 2000, our acquisition of Barlatier SA gave us a stake in France's fast-moving consumer goods sector, and our purchase of Spedition Schrader Verwaltungsgesellschaft mbH strengthened our position in the automotive and fast-moving consumer goods sectors in Germany, Austria and Poland. Our September 2000 purchase of Taylor Barnard Holdings Limited, formerly the United Kingdom's largest privately-owned logistics company, bolstered our position in that country's fast-moving consumer goods market.

    Also in September 2000, we purchased CTI Logistx Inc, a leading U.S.-based logistics provider. CTI has a strong presence in our targeted sectors, especially automotive, in both North and South America. We believe that the acquisition of CTI gave us the credible mass necessary to compete more effectively in the North American market, where customers consider size an important criteria in selecting a provider. We are bringing CTI's activities under the global TNT brand, accentuating our increased presence in the market.

    In 2000, we also entered into two joint ventures aimed at building our presence in high-potential markets. In March 2000, we signed an agreement with Turkish logistics provider Koç Group to pursue opportunities in the emerging logistics markets of Turkey, the Balkans, the Russian Federation and the Middle East. In addition to its expanding domestic market, Turkey is becoming an important platform for imports and exports to Europe, particularly in the automotive sector. In October 2000, we entered into a joint venture with Shanghai Automotive Industry Corporation to establish an automotive logistics venture in China. In a country that is fast becoming one of the world's largest automobile markets, Shanghai Automotive is one of the leading Chinese automotive manufacturers. Our new venture is expected to be operational in June 2001 and will provide inbound services as well as finished vehicle distribution and after-sales services to foreign and local manufacturers.

    A few major customers account for a significant part of the revenue of our logistics division. Loss of a major customer would materially affect our logistics business. However based on our total customer portfolio such loss would not materially affect our overall result.

    Traditionally, our logistics division generates lower revenues in August and in December, as a result of summer and year-end holiday plant closures and slowdowns in manufacturing businesses.

    A growing number of manufacturers across the spectrum of industry are increasingly focusing on their core competencies and contracting with specialized providers to meet their logistics needs. Driven by cost containment, this trend has created a demand for specialists who can efficiently manage the supply chain. According to "European Logistics '99," a study by global market analysis firm Datamonitor, annual growth through 2003 in outsourced contract logistics is projected at 8 percent in Europe, 10 to 15 percent in North America and 20 percent in Asia.

    The following table sets forth total operating revenues for our logistics division, for each of the years in the three-year period ended December 31, 2000.

Logistics operating revenues

	Year Ended December 31,
	2000 US$	2000 E	1999 E	1998 E
	(in millions)
Total operating revenues	2,022	2,179	1,522	1,058

  Non-core business

    Following the acquisition of TNT Limited by PTT Post, in January 1997, it was decided to dispose of TNT's businesses other than mail, express and logistics. One of the businesses to be disposed of was Ansett Worldwide Aviation Services (known as AWAS), a joint venture in which we and The News Corporation Limited (Australia) were equal partners. AWAS trades in new and used aircraft and acquires aircraft for leasing to third parties. On April 27, 2000, we sold our 50% stake in AWAS to MSDW Aircraft Holdings Limited, a subsidiary of Morgan Stanley Dean Witter & Co.

    The French domestic non express activities, operated under the XP brand name by a group of companies owned by our subsidiary XP France S.A., are considered as non-core businesses. We are exploring a number of different strategic options relating to these businesses. The French domestic business of XP France S.A. is not part of the group consolidation and is accounted for as an affiliated company for sale. We would not expect to receive any material proceeds from any sale of such business.

  Regulatory Environment

  International Postal Regulation

  Universal Postal Union (UPU)

    The Universal Postal Union (UPU) is a special United Nation organization responsible for the regulation of cross-border postal services. Almost all of the countries of the world are members of the UPU. The most important international regulations for cross-border postal services are the by-laws of the UPU and the Universal Postal Convention, the basic agreement that regulates postal services among UPU members. Other significant agreements include the Parcel Post Convention and the Postal Cash on Delivery Convention. These conventions are supplemented by various protocols and enforcement regulations.

    The UPU has established an international system for the settlement of payments for cross-border mail flows, known as the terminal dues system. This system was introduced to compensate the destination country's public postal operator for delivering incoming international mail. The terminal dues are paid on a bilateral basis by public postal operators of net exporting countries to net importing countries.

    In practice, we believe that the rates allowed under the terminal dues system do not reflect the total costs of most receiving countries because (i) rates of compensation are uniform around the world, resulting in compensation levels being relatively low in industrialised countries (where labour costs are relatively high) and (ii) rates are based on a remuneration per kilogram mail while delivery costs are primarily a function of the number of items, resulting in insufficient compensation for lighter items. In 1999, the UPU adopted changes to the terminal dues system, which became effective on January 1, 2001. These changes introduced different remuneration levels for industrialised countries and developing countries, thus recognising the different distribution cost levels that exist between those two categories of countries. We believe that the overall financial effect on us of these changes to the UPU terminal dues system is limited.

    While the UPU conventions provide a comprehensive regulatory framework for international postal services, individual member states are permitted to enter into bilateral or multilateral agreements regarding specific matters that diverge from the terms of the conventions. In 1996, the postal operators of 14 of the 15 European Union Member States, including our subsidiary Koninklijke PTT Post B.V., as well as the non-EU postal operators of Iceland, Norway and (as of January 1, 1997) Switzerland, entered into the REIMS agreement. This agreement provided for a terminal dues system based 80% of domestic tariffs per item for first-class mail. This system, which was to be phased in over a five year period starting in 1997 with the adoption of the REIMS II agreement described below.

    During July 1997, the other postal operators of the European Union Member States, Iceland, Norway and Switzerland concluded the REIMS II agreement, which altered the implementation of quality of service standards and resulted in a faster increase of terminal dues to be paid as compared to the REIMS agreement. In September 1999, the European Commission approved the REIMS II agreement through December 31, 2001. We did not enter into the REIMS II agreement because we believe that it will lead to substantial price increases in the market for international mail without the necessary improvement of the quality of service. Instead, we believe that commercially oriented bilateral agreements will be a better basis to strike a proper balance between costs and quality of service. In this way, we expect to be able to offer products to the market that are characterised by an excellent price/quality ratio.

    We have invited all of the participants in the REIMS agreements to enter into bilateral negotiations with us for terminal dues agreements based on quality of service and cost-related measures. We have entered bilateral agreements with Sweden (which agreement was cleared by the EC Competition Authority), Austria, Switzerland, Denmark and Luxembourg, and negotiations are underway with most of the other European postal operators. We intend to conclude bilateral agreements with all European postal operators based on limited cost increases combined with a clear improvement of quality of service.

  EU Postal Regulation

    The postal sector is part of the common market established by the European Community Treaty. To bring the postal sector in line with the EC Treaty requirements the Council and the European Parliament of the EU adopted a EU Postal Directive, effective as from February 10, 1998, establishing rules for the development of an internal EU market for postal services and the improvement of quality of service. The EC Postal Directive prescribes a harmonized set of minimum obligations of the universal postal service (Mandatory Services) regarding service levels, categories of postal items and their maximum weight, tariff and accounting principles, as well as technical standards, with which all EC Member States have to comply. The Mandatory Services should be offered in all EU Member States at affordable prices to all users.

    The EU Postal Directive also defines the maximum scope of rights the EU Member States are permitted to reserve (Reserved Services). To the extent that reserved rights are necessary to ensure the maintenance of a universal postal service, Member States are permitted to reserve the right to provide postal services for domestic items and cross border mail. This reservation is limited to a weight of 350 grams per item at a price of no more than five times the public tariff for the relevant item in the fastest standard category in the first weight step (i.e., up to and including 20 grams).

    The EU Postal Directive provides that Member States should take steps to ensure cost orientation, transparency and nondiscriminatory application of tariffs for the universal postal service. A provider of the universal postal service internally will have to do within its internal financial administration separate business accounting for the Reserved Services and the non-Reserved Services. The administration of the non-Reserved Services has to reflect what are Mandatory Services and what are not Mandatory Services.

    The EU Postal Directive further stipulates that the Member States assign an independent regulatory body to supervise the fulfilment of the obligations which the Member States are required to impose upon national public postal operators with respect to the performance of the national Mandatory Services and the Reserved Postal Services.

    With respect to the further liberalisation of the postal sector, the EU Postal Directive provides a time schedule for the political decision making process on further reduction of the scope of the Reserved Postal Services by January 1, 2003. To achieve this time schedule, the Commission submitted in May 2000 a proposal to amend the EU Postal Directive to achieve a further reduction of the maximum reserved area. However, due to continuing political differences among the EU Member States, the EU Parliament and Council were not able to agree on the proposals of the Commission at the end of the year.

  National Postal Regulation

    The Netherlands implemented the EU Postal Directive in the new Dutch Postal Act of October 20, 1999. The Postal Act requires us to perform the Mandatory Postal Services in the Netherlands and confers to us exclusive rights for some of these services, the Reserved Postal Services. The new Postal Act obliges us to perform the Mandatory Services in accordance with UPU conventions and regulations and assigns to us the function of national postal administration of the Netherlands in relation to the UPU. The Dutch government also recently enacted a new Postal Decree, which specifies the services which are part of the Mandatory Postal Services and defines the maximum scope of the Reserved Postal Services. The combination of these mandates and exclusive rights are usually called the Postal Concession. The Postal Concession is performed by our subsidiary Koninklijke PTT Post B.V. Furthermore, the Minister of Transport, Public Works and Water Management (the "Minister of Transport") has recently amended the existing General Postal Regulations Decree, which specifies our obligations regarding the performance of Mandatory Services and the transparency of the financial accounting of these services. The Postal Act, the Postal Decree and the General Postal Regulations Decree all became effective on June 1, 2000.

    Even before the adoption of the EU Postal Directive, the Dutch Parliament established an independent Regulatory Authority for Telecommunications and Post ("Onafhankelijke Post en Telecommunicatie Autoriteit" or "OPTA") by means of the adoption of the Postal and Telecommunications Authority Act of July 5, 1997. This act also transferred the responsibility for supervising our performance of the Mandatory Postal Services from the Ministry of Transport to OPTA.

  The Postal Concession

  Mandatory Postal Services

    With respect to the domestic Mandatory Postal Services the scope of our Postal Concession has been reduced considerably under the new Postal Act and new Postal Decree. Mandatory Postal Services mainly consist of the conveyance against payment of standard single rates of the following postal items: letter mail (personal letters and direct mailings) and individual printed matters (periodicals, journals, catalogues and books) with a maximum weight of 2 kg, and of individual parcels (goods not solely consisting of letter mail and printed matters) with a maximum weight of 10 kg. In addition, bulk mail of personal letters which is conveyed against rebate tariffs falls within the scope of the Reserved Postal Services is part of the Mandatory Postal Services. Mandatory Postal Services also cover value added services for registered and assured mail and the PO box service.

    For international inbound and outbound Mandatory Postal Services, the statutory regime remain mainly unaltered under the new Postal Act. We are required to convey against payment of both standard single rates and rebate tariffs individual respectively bulk mail of letters and printed matters with a maximum weight of 2 kg and of parcels with a maximum weight of 20 kg, in accordance with the rules of the UPU. In addition, Mandatory Postal Services cover the value added postal services regulated by UPU.

    For all Mandatory Postal Services, no Value Added Tax ("VAT") is charged in accordance with the sixth EC Directive on Value Added Tax harmonisation. The EC is now studying the possibility of an amendment of the sixth EC Directive on harmonisation of the VAT, which aims at the cancelling of the exemption from VAT in respect of the universal postal service.

  Reserved Postal Services

    Under the new postal act and new Postal Decree, the scope of these Reserved Postal Services has been considerably reduced. These Reserved Postal Services now include the following exclusive rights:

  •
  the conveyance of domestic and inbound international personal letters with a maximum weight of 100 grams at a tariff of less than three times of the standard single rate for the lowest weight step of 20 grams (currently NLG 2.40);

  •
  the exclusive right to place letterboxes alongside or on public roads; and

  •
  the exclusive right to issue postal stamps and imprinted stamps bearing the effigy of the monarch and/or the word "Nederland".

Our former exclusive right for the conveyance of outbound international personal letters has been abolished.

  Regulatory Conditions for the provision of Mandatory Postal Services

    The General Postal Regulations Decree imposes various regulatory conditions on us with respect to service provision, price cap control, reporting and financial accounting.

    For the service provision the Decree requires us to provide a level of service of which complies with modern standards, to provide the services nationwide and to perform a delivery round every day, except for Sundays and public holidays. We are required to deliver 95% of all domestic personal letters the day after the day of posting, not including Sundays and public holidays. We are required to maintain a network of service points for the access of the general public to the services. With respect to tariffs, we are required to set tariffs which are transparent, non-discriminatory and uniform. However, volume discounts may be granted and specific prices and conditions may be negotiated with high-volume users of postal services. The general tariffs must be deposited in the service points we operate for the access to Mandatory Postal Services. We must submit proposed tariff changes to OPTA, which evaluates whether the proposed changes are in accordance with the price cap system.

    We set tariffs under a price cap system. The price cap system measures tariffs in two different baskets of services, a "total basket" and a "small user's basket". The total basket is comprised of domestic Mandatory Postal Services provided to private and business customers. The small user's basket is composed of the portion of the total basket which originates from individuals and small business users. The services included in the total basket are also included in the small user's basket.

    The price cap system uses a weighting factor for each service included in the total basket and the small user's basket. The weighing factor for each service is calculated for the base year by dividing the total revenues for that service by the revenues for all of the services in the relevant basket. The base year was the year 1992 for the years up to and including 1999 and for the period of January-May 2000 and is the year 1999 for the period starting as of June 1, 2000. The level of the index of the weighed tariff for both the total basket and the small user's basket may not exceed the index of wages for employees in the market sector (adjusted for full time labour costs). When the new Postal Decree became effective on June 1, 2000 the index of wages was reset to 100 as of January 1, 1999. As of December 31, 2000 the index for the total basket was 101.1 and for the small user's basket 101.6. The relevant wage index as of December 31, 2000 was 107.4.

Development in index of wage costs and tariffs (basis 1992)

	At December 31,
	1999	1998	1997	1996
Index of wage costs(1)	127.1	122.2	121.3	116.8
Mandatory services:
Total tariff index	110.2	110.7	109.1	105.5
Small user's tariff index	111.9	111.5	110.2	106.2

(1)
The CPB index for 1999 is still temporary. Therefore CPB indices over previous years may differ from the indices which are presented in former publications.

Development in index of wage costs and tariffs (basis 1999)

	At December 31,
	2000	1999
Index of wage costs(1)	107.4	103.0
Mandatory services:
Total tariff index	101.1	100.0
Small user's tariff index	101.6	100.0

(1)
The CPB index for 2000 is still temporary. Therefore CPB indices over previous years may differ from the indices which are presented in former publications.

    We are also required to comply with several specific obligations on reporting and financial accounting.

    Our obligations on reporting include the establishment of a yearly report on the performance of the Mandatory Postal Services, providing an overview of the financial results of and the return from the Mandatory Postal Services. This data must be allocated among the Reserved Postal Services and other Mandatory Postal Services, and must be reviewed by an independent auditor appointed by the OPTA.

    Our obligations on financial accounting require us to maintain separate financial accounting within our internal financial administration for Mandatory Postal Services. This separate accounting must be allocated among the Reserved Postal Services and other Mandatory Postal Services and must be separated from the accounting of our other activities. We must submit every year to OPTA a declaration of an independent auditor, to be appointed by OPTA, which declares that our financial accounting complies with the above obligation.

    We must also provide the separate financial accounting on the basis of a revised system for the accounting of the cost and the turnover of the Mandatory Postal Services. This revised cost and turnover accounting system must comply with the cost accounting rules described in the EU Postal Directive. We established this cost and turnover accounting system and have submitted this for approval to OPTA. OPTA gave a formal approval of our renewed accounting system, but stipulated in the approval decision some additional obligations to specify and extend the renewed cost and turnover accounting system. We commenced in February 2001 a formal legal complaint procedure against the additional obligations of which to our opinion some go beyond the competence of OPTA. Further, we are required to submit, together with the independent auditor declaration on the above mentioned separate financial accounting, to OPTA an annual declaration of the same independent auditor, which declares the accounting system is applied in accordance with the requirements specified in the EU Decree.

  Competition Law

  European competition law

    Our businesses are subject to competition rules in the jurisdictions in which they operate. The Court of Justice of the European Community has explicitly confirmed that the rules of EU competition law also apply to the national Mandatory Postal Services of the EU Member States. The European Community published a notice in 1998 describing the application of competition rules to the postal sector and on the assessment of certain state measures. In particular, we are subject to the competition rules contained in Articles 81 and 82 (the former Articles 85 and 86) of the EC Treaty and to preventative control of mergers and acquisitions as regulated in the EC Merger Control Regulation. Article 81 prohibits collusion between competitors that may affect trade between member states and which has the object or effect of restricting competition within the EC. Article 82 prohibits any abuse of a dominant position within a substantial part of the EC that may affect trade between Member States. These rules are primarily enforced by the European Commission, which cooperates with the national competition authorities, which for The Netherlands is the Dutch Competition Authority, and by the national courts.

    We are also subject to the competition rules in the Agreement on the European Economic Area, which corresponds to the rules of EU competition law. The EEA rules for competition are enforced by the European Commission and the EFTA Surveillance Authority. See "Item 3—Risk Factors—An unfavorable decision of the European Community in a proceeding concerning our joint venture with the Royal Mail system of the United Kingdom and Singapore Post could restrict our growth and our ability to compete in the market for mail delivery services".

  Dutch competition law

    The provision of all services, including the Mandatory Postal Services, by us within the Netherlands falls within the scope of the Dutch Competition Act.

    The Dutch Competition Act stipulates for enterprises on the Dutch market a similar structure and set of rules as the rules of EC competition law on the prohibition of cartels, the prohibition of abuse of a dominant position and the preventive control on mergers. Compliance with the Dutch Competition Act is monitored by a separate administrative authority within the Dutch Ministry of Economic Affairs; the Dutch Competition Authority.

    With respect to Mandatory Postal Services, the Dutch Competition Authority has already dealt with complaints against the introduction of a cost-based tariff for our PO Boxes service. In its decision of September 1998, the Dutch Competition Authority considered that the new tariff for the PO Boxes did not constitute an abuse by us of our dominant position in the market for PO Boxes services. In respect of a parallel service to the PO Boxes service, we were obliged by the Dutch Competition Authority to give further evidence that the cost accounting for this parallel service is correct. The PO Boxes services are not just based on the use of a physical PO Box, but comprises the performance of a delivery service at the post offices.

  Significant Subsidiaries

    TNT Post Group N.V. is the parent company of the group. The following table sets forth, as of December 31, 2000, the name and jurisdiction of incorporation of our significant subsidiaries. We own 100% of the beneficial and voting interests of each of these significant subsidiaries.

Country	Company
Australia	TNT Australia Pty. Limited TNT Limited
Belgium	TNT Airways N.V./S.A. TNT Express Worldwide (Euro Hub) NV/SA
France	Financière Jet Services SNC
Germany	TNT Holdings (Deutschland) GmbH
Italy	TNT Global Express SpA
The Netherlands	Koninklijke PTT Post BV TNT Holdings BV
United Kingdom	TNT Holdings (UK) Limited
U.S.A.	CTI Logistx Inc

  Property, Plants & Equipment

    We use approximately 1,900 buildings. There are approximately 563 pre-sorting and main sorting centers and distribution depots for the mail division. Approximately 759 depots and 81 main road hubs and air hubs are in use for the express division. In addition approximately 392 warehouses are in use for the logistics division. Land and buildings had a book value of E 913 million on December 31, 2000.

    No material portion of our properties is subject to any encumbrances.

    Our principal facilities are as follows:

  Mail division

Owned Property	Principal Use	Site Area
Amsterdam, the Netherlands
Amsterdam, the Netherlands
's-Hertogenbosch, the Netherlands
Leidschendam, the Netherlands
Nieuwegein, the Netherlands
Rotterdam, the Netherlands
Zwolle, the Netherlands
Amsterdam, the Netherlands
Dordrecht, the Netherlands
Zwolle, the Netherlands
Arnhem, the Netherlands	Sorting center (international mail)
Sorting center(letters)
Sorting center (letters)
Sorting center (letters)
Sorting center (letters)
Sorting center (letters)
Sorting center (letters)
Sorting center (parcels)
Sorting center (parcels)
Sorting center (parcels)
	Sorting center (registered mail)	28,240 sq. meters 48,970 sq. meters 49,460 sq. meters 48,110 sq. meters 57,530 sq. meters 40,240 sq. meters 56,560 sq. meters 31,460 sq. meters 28,250 sq. meters 32,210 sq. meters 48,920 sq. meters

  Express division

Owned or Leased Property	Principal Use	Site Area
Liege, Belgium (leased) Arnhem, the Netherlands (owned) Kingsbury, United Kingdom (owned) Northampton, United Kingdom (owned) Atherstone, United Kingdom (owned)	Air hub International road hub Sorting center and road hub International road hub Sorting and IT center and hub	58,310 sq. meters 66,000 sq. meters 68,000 sq. meters 33,665 sq. meters 65,600 sq. meters

    Our projected capital expenditures in property, plant and equipment in property, plant and equipment for 2001 are estimated to be approximately E 550 million. We expect that net cash provided by operating activities and disposals will be sufficient to fund these expenditures. For a description of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Other Explanatory Notes—Capital Expenditure on Property, Plant and Equipment".

Item 5: Operating and Financial Review and Prospects (previously Management's Discussion & Analysis)

    The information in this section should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Dutch GAAP, which in certain aspects differs from US GAAP. For a discussion of the principal differences between Dutch GAAP and US GAAP which affect the determination of our net income and shareholders' equity, see note 29 to our consolidated financial statements

    Our consolidated financial statements are reported in euros (E). Previously presented statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (E 1 = NLG 2.20371).

  Introduction

    In 2000 operating revenues increased by 16.4% compared to 1999. The organic business growth was 6.1%, while acquisitions accounted for 7.7% and favorable foreign exchange effects contributed 2.6% of the increase. The contribution of the foreign exchange effects is mainly due to the depreciation of the euro against the US dollar, the Canadian dollar and the UK pound. In 2000 operating income increased by 25.3% compared to 1999. Earnings from operations (operating income before amortization goodwill and non-recurring costs) grew by 13.6% compared to 1999. Higher earnings from operations from the organic business development accounted for 10.6% of the increase. The first time consolidation of acquisitions accounted for another 2.9% growth of earnings from operations. Foreign exchange effects added another 0.1%. In 2000 total net income amounted to E 526 million, a 25.5% increase compared to 1999.

    In 2000, we acquired the logistics companies Barlatier SA and Mendy Développement SA in France, Spedition Schrader Verwaltungsgesellschaft mbH in Germany, CTI Logistx Inc in the USA and Taylor Barnard Holdings Limited in the UK, as well as some other smaller companies. In connection with these acquisitions we spent E 1,023 million, compared to acquisition expenditures of E 397 million in 1999.

    In 1999, our operating revenues increased by 15.2% compared to 1998. The organic business increased by 7.6%, with acquisitions accounting for 6.8% of the increase and foreign exchange effects contributing 0.8%. Operating income increased in 1999 by 10.9% compared to 1998. In 1999, earnings from operations (operating income before amortization goodwill and non-recurring costs) grew by 9.3% compared to 1998. Higher earnings from operations from the organic business development accounted for 6.4% with additional earnings from operations growth of 3.2% resulting from the first consolidation of acquisitions. Negative foreign exchange effects partially offset the higher earnings from operations by 0.3%. In 1999, our total net income was E 419 million an increase of 12.6% compared to 1998.

Operating results

	Year Ended December 31,
	2000 US$	2000 E	1999 E	1998 E
	(in millions)
Operating revenues by divisions:
Mail	3,440	3,706	3,651	3,523
Express	3,847	4,145	3,538	2,953
Logistics	2,022	2,179	1,522	1,058
Inter company	(87)	(94)	(175)	(125)

Total operating revenues	9,222	9,936	8,536	7,409
Total operating expenses	8,368	9,016	7,802	6,747
Total operating income	854	920	734	662

  Recent Developments

  Acquisitions and Dispositions

    As from January 1, 2001, La Poste (through its Chronopost unit) has ceased to act as an agent for us for the marketing and sales of international express products in France under the Chronopost/EMS/Skypak labels. On January 30, 2001, we sold to Chronopost the customer database (including the attached goodwill) of the business Chronopost handled in its capacity of agent.

    On January 3, 2001, we transferred the ownership of certain real estate in Amsterdam, the Netherlands, to MAB B.V. for E 104 million. To arrange for some flexibility to transfer our operations out of the real estate sold into a new location, we have leased the property for a maximum period of two and a half years.

    In February 2001 we signed an agreement to sell our 43% shareholding in Mail 2000 Inc., a Washington D.C.-based company specialized in "hybrid" mail. The 43% shareholding which was acquired by us in June 1998, has been sold to the current management of Mail 2000 Inc.

    We are part of a consortium which has reached the final stage of negotiations with Renault with respect to the acquisition of Compagnie d'Affrètement et de Transport (CAT), Renault's logistics subsidiary. The participants in the consortium also include Autologic (40%), Wallenius (20%) and Renault (20%). We will primarily manage the general cargo division of CAT (spare parts logistics), whilst Autologic and Wallenius will manage the finished vehicle business and the international transport division. Through the acquisition of CAT, if completed, we will be provided with an extensive European distribution network, especially strong in France, Spain and Germany.

    In respect of our proposed joint venture with the British Post Office and Singapore Post on cross-border mail, the formal decision allowing the parties to proceed, is expected shortly. However, such decision might contain certain commitments from us. See "Item 3—Key Information—Risk Factors—An unfavorable decision of the European Community in a proceeding concerning our joint venture with the Royal Mail System of the United Kingdom and Singapore Post could restrict our growth and our ability to compete in the market for cross-border delivery services".

    We are currently conducting negotiations with a third party on a potential acquisition of a value added services business in the United Kingdom.

  Relation with the State

    The Dutch State announced on March 12, 2001 that it proposes to sell approximately 35 million of our ordinary shares to institutional investors in Europe. The sale represents approximately 7.3% of our outstanding ordinary share capital (excluding a green shoe option to purchase an additional 15% of this sale) and assuming completion will reduce its holdings to approximately 36% (or 34.9%, if the additional option is exercised in full). We will not receive any proceeds from the sale. In connection with the offering the State announced its intention to reduce its involvement with us while safeguarding the public interest of the postal concession. The following is a description of the State's announced plans.

    The agreements which govern the relationship with our State shareholder are being amended, subject to Parliamentary approval. Pursuant to this amended agreement the Minister of Transport would no longer have the right to appoint three members of the Supervisory Board and the State would no longer have an option to acquire our preference shares A. This agreement would not be fully implemented until we have amended our articles of association and terminated the option to acquire our preference shares A. Until such amendments to our articles are implemented, the special control rights which the State has under our articles of association will remain in place.

    The State has expressed the intention to investigate whether the regulatory concession for postal services can be moved from us to our subsidiary for postal services. No change is currently proposed to the status of the State's existing "Special Share". However, the State is considering the possibility of limiting the applicability of the rights attached to the "Special Share" to apply to our subsidiary for postal activities. For a further description of this Special Share, see "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands—Special Share".

    The State has expressed the intention to introduce legislation to amend the Enabling Act, which governs us, with the effect that the rules for large companies (grote vennootschappen) as provided for in section 6 (afdeling 6) title 4 of book 2 of the Dutch Civil Code would apply to us in the same manner as they apply to all other large companies. Among other things, this amendment will make it possible for us to be partially or fully exempt from the large company rules. If we would be partially exempt from the large company rules, the powers of our supervisory board would be curtailed in favor of our shareholders; if we would be fully exempt, no statutory powers are vested in the supervisory board and we could adopt a one-tier board to be appointed by our shareholders. See "Item 10—Additional Information—Memorandum and Articles of Association—Large company regime".

    In addition to the sale described above, we have held discussions with the State about the State's intention to further reduce over time its shareholdings down to approximately 10% of our total outstanding ordinary shares. The State has indicated that any possible further sale of ordinary shares would be dependent primarily on market conditions and any decision would take into account the interests of all the parties concerned (including us). The State has indicated that it would consult with us regarding any possible public or private offering of ordinary shares by the State. See "Item 7—Major Shareholders and related Party Transactions—The Ownership Interests of the State of the Netherlands—Long-term Equity Interest and Option to Purchase Preference Shares A".

    In connection with the sale described above, the State intends to agree not to sell any further ordinary shares for a period of 180 days following the completion of that sale, subject to certain exceptions. We intend to agree not to issue any ordinary shares to the public for a period of 180 days following the completion of the sale, subject to certain exceptions.

    The State has indicated that it does not expect to sell any more of our shares in 2001 (other than as mentioned above).

  Comparison 2000 vs. 1999

  Operating Revenues

    In 2000 our total operating revenues increased by E 1,400 million (16.4%) to E 9,936 million compared to 1999. As a result of organic growth and acquisitions, the distribution of revenues over our three divisions became more in line with our strategy. In 2000, our mail division contributed 36.9% compared to 41.9% in 1999. Our express division contributed 41.3% in 2000 compared to 40.6% in 1999 and our logistics division contributed 21.8% in 2000 compared to 17.5% in 1999.

Mail operating revenues

	Year ended December 31,
	2000 US$	2000 E	1999 E
	(in millions)
Domestic Mail	1,572	1,694	1,687
Direct Mail	1,010	1,088	1,050
International Mail	607	654	660
Other revenues	251	270	254

Total operating revenues	3,440	3,706	3,651

Note:
included in the 1999 figures is a reclassification of E 12 million from Domestic Mail to Other revenues, which relates to real estate.

    In 2000 mail operating revenues increased by E 55 million (1.5%) compared to 1999. The organic business increased by E 33 million (0.9%), which is partly offset by acquisitions which negatively accounted for E 5 million (0.1%) and favorable foreign exchange effects contributed E 27 million (0.7%).

    The positive organic business effect of E 33 million (0.9%) was mainly due to price increases and mix changes in domestic mail and direct mail in the Netherlands, which contributed E 49 million. This positive effect was mainly offset by lower volumes (E 43 million) in domestic mail and international mail, partly compensated by higher volumes of direct mail. Other net increases amounted to E 27 million.

    The following table sets forth certain mail productivity statistics of our mail division for each of the years in the five-year period ended December 31, 2000.

Mail productivity statistics

	Year ended December 31,
	2000	1999	1998	1997	1996
Total mail delivered in the Netherlands (in items):
Per delivery point	965	979	974	934	916
Per FTE Mail in the Netherlands(1)	192,695	194,033	192,777	181,418	180,435
Per inhabitant	441	447	445	423	412
Number of working days	254	256	255	254	255
Postal items per working day (in millions)	27.7	27.6	27.5	26.1	25.2
Operating revenues per FTE(1)
(thousands of E, mail segment)	94	96	97	90	82
Average percentage of national mail sorted automatically (%)	75	71	49	45	43

(1)
As of October 1, 1996 the FTE (Full Time Employee Equivalent) definition is based on a 37-hour working week.

    In 2000 domestic mail operating revenues increased by E 7 million (0.4%) compared to 1999. The organic business decreased by E 5 million. This negative organic business effect was mainly due to volume decline (E 30 million), of letterbox mail, parcels and customized bulk mail, partly compensated by volume growth of postage paid mixed. An important decrease in volume was caused by the fact that one of the largest Dutch banks reduced its frequency in mailing customer bank statements (70 million mail items per year). An other important explanation for the volume decline is the fact that 2000 had two fewer working days compared to 1999 (E 22 million). Price increases, mainly in the Netherlands, had a positive effect of E 32 million. Other negative movements amounted to E 7 million. The acquisition of mail companies in Italy (Rome, Florence, Perugia, Padova and Brescia) contributed E 12 million to revenue growth.

    In 2000 direct mail operating revenues increased by E 38 million (3.6%) compared to 1999. The organic business increased by E 37 million. Positive volume effects of printed matter and mailings accounted for E 22 million. Positive price effects accounted for E 15 million. The first full period consolidation of the 1999 acquisition of GFW Austria contributed E 1 million.

    After compensating for the two fewer working days and one off items, the underlying national mail grew by 1.6% in volume and 2.4% in revenues.

    In 2000 international mail operating revenues decreased by E 6 million (0.9%) compared to 1999. The organic business decreased by E 33 million. This negative organic business effect was mainly due to volume decline as a result of the liquidation of Independent Mail B.V. (E 35 million). We consider this years' decline in volume an incident and we expect that our volume continues to grow in the upcoming years. Positive price effects accounted for E 2 million. Positive foreign exchange effects largely compensated the volume decline by E 27 million. Included in this amount is E 10.1 million with respect to special drawing rights (SDRs).

    The total volume of international mail has decreased in 2000 to 89,141 million kilograms. This decrease is mainly due to the liquidation of Independent Mail B.V.

International mail volumes

	Year ended December 31,
	2000	1999	1998
	(in thousands of kilograms)
Total international mail volumes	89,141	91,246	85,116

    In 2000 other operating revenues increased by E 16 million (6.3%) compared to 1999. The positive organic effect amounted to E 34 million. Included in this is an increase in the revenues of the Post Offices and Geldnet of E 4 million. Revenues from the sale of fixed assets and financial assets accounted for E 17 million. Other effects contributed E 13 million revenue. These increases were partly offset by a negative acquisition effect as a result of the sale of Corporate Fashion Services which amounted to E 18 million.

Express operating revenues

	Year ended December 31,
	2000 US$	2000 E	1999 E
	(in millions)
Express Europe	3,047	3,283	2,826
Express International	800	862	712

Total operating revenues	3,847	4,145	3,538

    In 2000 operating revenues of express increased by E 607 million (17.2%) compared to 1999. The organic business growth was E 303 million (8.6%). Acquisitions accounted for E 179 million (5.1%) and favorable foreign exchange effects contributed E 125 million (3.5%).

    In Europe, revenues increased by E 457 million (16.2%) and express international experienced a slightly higher growth rate, producing an increase in operating revenues of E 150 million (21.1%).

    European operating revenues increased by E 391 million or 13.9%, excluding foreign exchange effects. All geographic areas in Europe contributed to the overall growth in revenue with the immature express markets of Eastern Europe growing at a much faster rate than the mature markets of Germany and the United Kingdom. The first full period consolidation of the 1999 acquisitions of Jet Services in France and its German subsidiary Jet Services (Deutschland) NVS GmbH contributed E 99 million (21.7%) of the total European operating revenue growth of 2000 compared to 1999. The transfer of the French Jetside and Spare business from logistics to express contributed an additional E 19 million (4.1%). The acquisition of the Swiss Post joint venture contributed E 8 million (1.8%) to the total European revenue growth.

    Outside of Europe, the operating revenues of International in 2000 compared to 1999 increased by E 91 million or 12.8%, excluding foreign exchange effects. The 1999 acquisition of the Ansett Air Freight business in Australia contributed E 53 million (35.3%) to the overall International growth. The organic business increase of E 38 million was largely due to revenue growth in Asia (E 31 million). The Middle East contributed E 5 million to the revenue growth and the Americas contributed E 2 million to the revenue growth.

    Favorable foreign exchange movements amounted to E 125 million, representing 3% of total Express operating revenues. Of this amount E 66 million was realized in Europe, representing 2.3% of total Europe's operating revenue growth and E 59 million was realized outside of Europe, representing 8.3% of total International operating revenue growth. The majority of operating revenues earned in Europe were from countries participating in the euro. The strengthening of the UK pound against the euro was the most notable currency movement that positively impacted the Express revenues. Favorable foreign exchange movements were also experienced in Australia, Asia and the Middle East.

    The following table set forth volumes carried and key resources used by our express division. The Express division has pursued a strong yield strategy which has included the introduction of a new division-wide commercial policy, the implementation of simplified no-discount tariffs and an emphasis on margin improvement. Focus on improving operational service performance, network enhancements and expansion, and IT investments, all aimed at being the fastest and most reliable provider of express delivery services have supported this yield strategy. This has resulted in five quarters of consecutive annual yield improvement.

Express statistics

	Year ended December 31,
	2000	1999	1998
Number of consignments in thousands	192,937	167,913	111,046
Total tons carried	3,204,757	2,899,330	2,681,607
Number of depots/hubs	840	808	704
Number of vehicles*	19,126	17,215	14,802
Number of aircraft*	61	43	39

*
A substantial number of vehicles and aircraft are not owned by TPG but are leased or subcontracted. The increase in aircraft in 2000 over 1999 covers principally aircraft in Australia which were not included in the 1999 report.

Logistics operating revenues

	Year ended December 31,
	2000 US$	2000 E	1999 E
	(in millions)
Total operating revenues	2,022	2,179	1,522

Logistics productivity statistics and volumes

	At December 31,
	2000	1999	1998
Number of warehouses	392	248	137
Number of square meters (thousands)	4,500	2,898	1,546

    Operating revenues of logistics increased in 2000 by E 657 million (43.2%) compared to 1999. The organic business increased by E 107 million (7.0%). Acquisitions contributed E 479 million to the growth (31.5%) while favorable foreign exchange effects contributed E 71 million (4.7%).

    The organic growth was predominantly generated in the logistics business units in Italy and the rest of Southern Europe, the Benelux, North America and the Multi Country Logistics business unit.

    In 2000, total operating revenues were generated in the following segments: automotive and tires E 1,147 million (52.7%), consumer and electronics E 416 million (19.1%), print and paper E 201 million (9.2%), industrial and petrochemical E 142 million (6.5%), food, drink and healthcare E 127 million (5.8%) and the public sector, utilities and other E 145 million (6.7%). Operating revenues for each of these segments increased at least 30% in 2000 compared to 1999.

    CTI Logistx Inc. is the main contributor to the acquisition effect, accounting for an operating revenue growth of E 199 million (13.1%) despite starting its contribution as of September 2000. Other major contributors acquired in 2000 are Taylor Barnard Holdings Ltd, which contributed E 57 Million (3.8%) and Mendy Développement S.A., which contributed E 49 million (3.2%). The 1999 acquisition of Nuova Tecno SpA (Tecnologistica) contributed E 134 million (8.8%) to the operating revenue growth in the first five months of 2000, being a full year effect of the acquisition. Other acquired companies accounted for E 40 million.

    The favorable foreign exchange rate effects in logistics mainly related to the strengthening of the US dollar, the Canadian dollar and the UK pound against the euro.

  Operating Expenses

    In 2000, total operating expenses increased by 15.6% compared to 1999. Due to the fact that total operating expenses increased less than the growth in operating revenues, the gross margin increased from 8.6% in 1999 to 9.3% in 2000. Overall, the gross margin in the existing business remained stable with acquisitions having some positive impact. Total operating expenses, before amortization of goodwill and non-recurring costs, increased by 16.8%. The underlying organic growth was 5.7%, the increase due to acquisitions was 8.9% and foreign exchange effects accounted for 2.2%.

Operating expenses

	Year ended December 31,
	2000 US$	2000 E	1999 E
	(in millions)
Cost of materials	395	426	339
Work contracted out and other external expenses	3,840	4,137	3,398
Salaries and social security contributions	3,069	3,307	2,974
Depreciation, amortization and impairments	318	343	247
Other operating expenses	746	803	844

Total operating expenses	8,368	9,016	7,802

    Total cost of materials together with work contracted out and other external expenses increased by 22.1% (E 826 million) in 2000 compared to 1999. Acquisitions in 1999 and 2000, such as CTI Logistx contributed E 425 million to the increase. The remaining part of the increase (E 401 million) was primarily revenue related and reflected organic business growth, especially in express and logistics.

    Salaries and social security contributions increased by 11.2% (E 333 million) in 2000 compared to 1999. The increase is partly (6.1%) caused by acquisitions (E 181 million), which is partly offset by a pension refund (E 43 million). The balance is mainly due to an increase in the average number of full time equivalents (FTEs) together with increases in wages, required under our collective labor agreements.

    Depreciation, amortization and impairments increased by 38.9% in 2000 (E 96 million) compared to 1999. Of this increase E 66 million was due to an increase of regular depreciation charges, which is due to additional investments in property, plant and equipment. Acquisitions accounted for E 20 million of this increase. E 30 million was due to higher amortization of goodwill due to acquisitions. The higher amortization of goodwill was primarily related to this years' acquisition of Mendy Développement S.A., Taylor Barnard Holdings Ltd and CTI Logistx Inc among other acquired companies in 2000. In addition, amortization of goodwill was higher in 2000 as a result of several 1999 acquisitions, including Jet Services and Nuova Tecno SpA (Tecnologistica) as this expense in 1999 included less than a full year of amortization charges for these acquisitions.

    Other operating expenses decreased by E 41 million (4.9%) in 2000 compared to 1999. In 2000 we had lower additions to the reorganization provision (E 76 million) compared to 1999 (E 152 million), which is offset by an increase in expenses due to our business growth.

  Operating Income

    Earnings from operations increased by E 133 million (13.6%) in 2000 compared to 1999. Our mail division contributed E 31 million to the increase in earnings from operations. Our express division contributed E 62 million and our logistics division contributed E 40 million. Our mail division contributed 69.5% to total earnings from operations (operating income before amortization of goodwill and non-recurring costs) in 2000 compared to 75.8% in 1999. Our express division contributed 19.2% in 2000 compared to 15.4% in 1999 and logistics contributed 11.3% in 2000 compared to 8.8% in 1999.

Operating income

	Year ended December 31,
	2000 US$	2000 E	1999 E
	(in millions)
Mail	716	772	741
Express	198	213	151
Logistics	117	126	86

Total earnings from operations	1,031	1,111	978
Amortization of goodwill items	91	98	68
Non-recurring items	86	93	176

Total operating income	854	920	734

    The mail division's earnings from operations increased in 2000 by E 31 million (4.2%) to E 772 million. The positive organic business effect of E 43 million (5.8%) consisted of a positive selling price effect of E 49 million. Net cost increases amounted to E 9 million. Other effects had a positive effect of E 3 million. The acquisition of the Italian companies had a negative effect on income of E 2 million. The foreign exchange effect including the special drawing rights (SDRs) caused a negative effect of E 10 million.

    The express division's earnings from operations in 2000 increased by E 62 million to E 213 million, representing a growth of 41.1% over 1999. Of this total growth a net amount of E 6 million related to acquisitions. The organic business growth amounted to E 50 million, which was achieved despite very significant additional costs resulting from fuel price increases and adverse transactional foreign exchange movements that primarily relate to operation of the air network in Europe. In Europe, the recovery seen in the second half of 1999 continued in 2000 with solid business growth in all geographic areas. Outside Europe, the business improved primarily through organic growth, with Asia generating its highest earnings ever, but this was offset by a disappointing performance in Australia caused by the loss of management focus due to internal change initiatives, resulting in decreased margins. The positive foreign exchange effects amounted to E 6 million. The total margin of express increased to 5.1% with a 6% in the second half of 2000.

    The logistics division's earnings from operations in 2000 increased by E 40 million to E 126 million (46.5%). The increase was due to the contribution from increased revenues resulting from acquisitions (E 24 million) and organic growth (E 11 million), while foreign exchange effects accounted for E 5 million.

    In 2000, non-recurring items amounted to a net loss of E 93 million compared to E 176 million in 1999. E 76 million relates to an update of the reorganization provision for current restructuring projects and corporate costs (1999: E 152). The other non-recurring items, amounting to E 17 million (1999: E 24). These items include a positive result of the sale of AWAS (E 15 million), a devaluation of non-core business (E 43 million), a pension cost refund (E 43 million) and costs for business development initiatives in China, e-commerce and other initiatives (E 32 million).

    The withdrawals of the reorganization provision in 2000 mainly related to the restructuring of our mail division (E 168 million), restructuring within our express divisions (E 68 million) and our logistics division (E 18 million).

    At December 31, 2000, the total reorganization provision of E 366 million was constituted as follows:

  •
  Wage guarantee accruals of E 257 million related to entitlements due to staff if their future pay rate is less than the current pay rate. This mainly relates to the restructuring of mail distribution activities in the Netherlands.

  •
  Other costs, which include outplacement expenses and retraining costs totaling E 73 million and a further E 4 million future corporate identity costs.

  •
  Post-employment benefit costs, for employees who are expected to leave TPG (E 12 million).

  •
  Redundant employee costs of E 17 million. This part of the provision will be used for employees who lose or change jobs and for whom we will have to pay the full salary costs.

    We expect to make cash expenditures of approximately E 122 million, E 35 million, E 194 and E 15 million in 2001, 2002, 2003 and thereafter, respectively, from the reorganization provision in connection with the above mentioned programs.

  Comparison 1999 vs. 1998

  Operating Revenues

    In comparison with 1998, total operating revenues increased by E 1.127 million (15.2%). As a result of organic growth and acquisitions, the distribution of revenues over the three divisions became more balanced. In 1999, mail, express and logistics contributed 41.9%, 40.6% and 17.5%, respectively, to total operating revenues compared to 1998, when the respective contributions were 46.8%, 39.2% and 14.0%.

Mail operating revenues

	Year ended December 31,
	1999 E	1998 E
	(in millions)
Domestic Mail	1,687	1,633
Direct Mail	1,050	961
International Mail	660	640
Other revenues	254	289

Total operating revenues	3,651	3,523

Note: included in the 1999 figures is a reclassification of E 12 million from Domestic Mail to Other revenues, which relates to real estate.

    1999 mail operating revenues increased by E 128 million (3.6%). The growth of operating revenues was due to higher volumes of domestic postal items and direct mail postal items in the Netherlands (E 56 million) and higher volumes of international mail (E 21 million), which in combination contributed E 77 million (2.2%) to the revenue growth. Acquisitions were responsible for an increase of E 67 million, partially offset by E 51 million due to the sale of the secured logistics activities to a subsidiary and the outsourcing of catering activities. This net effect contributed E 16 million (0.4%) to revenue growth. The remaining 1% increase (E 35 million), was due to E 31 million higher other revenues and E 4 million positive foreign exchange rate effects. The acquisitions consisted of mail companies Rinaldi in Italy, Olaf Jepsen Handels und Vertriebsgesellschaft mbH (Jepsen) and GMA Gesellschaft fur Marketing und Absatzforderung mbH (GMA) in Germany and GFW GmbH (GFW) in Austria, which contributed E 56 million, and the acquisition of value-added mail services companies (Service Nummer Beheer B.V. (Tesselaar Marketing Services), a call center; the remaining 50% of the shares of Omnidata B.V. (Omnidata), both in the Netherlands and database management activities in Belgium), which contributed E 11 million. Development of each mail business line is detailed below.

    1999 domestic mail operating revenues exceeded 1998 operating revenues by E 66 million (4.0%) as a result of the acquisition of Rinaldi (E 23 million), positive volume effects (E 20 million), positive price effects and incidental revenues, together amounting to E 23 million. The positive volume effects consist mainly of volume growth in postage paid mixed, which was partially offset by a slight decrease of the volume of letterbox mail. An increase of the number of contracts for pick-up and delivery services and the fees introduced in 1998 for P.O.-boxes contributed E 8 million to the positive revenue effects.

    Direct mail operating revenues grew in 1999 by E 89 million (9.3%). This growth is the result of the acquisitions of Jepsen, GFW, Tesselaar Marketing Services, Omnidata and database management activities in Belgium (E 44 million), positive volume effects (E 36 million) and other positive effects of E 9 million. The latter are mainly due to a growth in value-added services such as mailroom and print & mail activities. The positive volume effects in postal items of E 36 million (3.8%) were mainly caused by the growth of direct mail in the second half of 1999.

    International mail operating revenues increased in 1999 by E 20 million (3.1%) to E 660 million, mainly due to growth of TNT-branded activities (E 21 million) and a positive foreign exchange effect of E 4 million. This increase was partially offset by lower revenues in the Dutch international mail market (E 5 million) due to increased competition.

    Other revenues in 1999 were E 47 million below 1998 revenues, mainly due to the sale of secured logistics activities to a subsidiary and the outsourcing of catering activities (E 51 million). This decrease was slightly offset by higher other operating revenues (E 4 million). The operating revenues of Post Offices were stable.

Express operating revenues

	Year ended December 31,
	1999 E	1998 E
	(in millions)
Express Europe	2,826	2,369
Express International	712	584

Total operating revenues	3,538	2,953

    Operating revenues of express increased by E 585 million (19.8%) in 1999 compared to 1998. In Europe, revenues grew by E 457 million (19.3%) and express international experienced a slightly higher growth rate producing an increase in operating revenues of E 128 million (21.9%), with both amounts including foreign exchange effects.

    European operating revenues grew by E 444 million or 18.7%, excluding foreign exchange effects. All geographic areas in Europe contributed to the overall growth in revenue with peripheral countries such as the Iberian peninsular and Scandinavia, growing at a faster rate than the more mature express markets in Germany and the United Kingdom. A general positive trend across the European business has been a reduction in the average weight per consignment, which resulted in a shift to more time sensitive deliveries and higher margins. The acquisition of Financières Jet Services S.A. ("Jet Services") in France and its subsidiary Jet Services Deutschland NVS G.m.b.H. in Germany, Spedimacc in Italy and several smaller companies, was partly offset by the de-consolidation of the TNT Express domestic activities in France and contributed E 193 million (8.1%) of the total European Express division operating revenue growth in 1999 over the preceding year.

    Outside Europe, growth of operating revenues of express international activities in 1999 compared to 1998 amounted to E 86 million or 14.7%, excluding foreign exchange effects. The acquisition of Ansett Air Freight in Australia in 1999 contributed E 57 million (9.8%) to the overall growth. The underlying year-on-year business growth rate, after adjusting for the foreign exchange impact and the Ansett Air Freight acquisition, was derived from a revenue increase of E 16 million in Asia despite ongoing economic difficulties in some Asian countries. In addition, the organic business in Australia contributed E 13 million to the revenue growth.

    Favorable foreign exchange movements were experienced due to the recovery of Asian currencies in Japan, Indonesia, Korea, Taiwan, Hong Kong, Malaysia and Singapore, with the strengthening of the Australian dollar also having a positive impact. Most express Europe operating revenues are generated from countries participating in the euro. The strengthening of the UK pound was the most notable currency movement that positively impacted revenues. Foreign exchange rates positively affected the growth of operating revenues by E 55 million (1.9%), of which E 13 million (0.5%) helped Europe and E 42 million (7.2%) assisted the international business.

Logistics operating revenues

	Year ended December 31,
	1999 E	1998 E
	(in millions)
Total operating revenues	1,522	1,058

    Operating revenues of logistics increased in 1999 by E 464 million (43.9%) compared with 1998. Included in the total growth is a positive E 1 million impact of favorable foreign exchange rate effects. A significant contribution to the increase was the consolidation of Tecnologistica revenues of E 220 million (20.8%). Jet Logistics and the acquisition of the remaining 50% shares in Holland DistriCare contributed E 19 million (1.8%) and E 6 million (0.6%), respectively, partially offset by the disposal of certain logistics activities in the United Kingdom (E 9 million or 0.9%). Excluding the impact of acquisitions and foreign exchange rate effects, operating revenues grew by E 227 million (21.5%).

    Organic growth was predominantly generated in the logistics business units in south Europe (74%) and North America (18%). The main sectors in which the growth was generated were automotive and tires (75%), consumer goods (8%) and utilities and industrial (both 5%).

  Operating Expenses

    In 1999, total operating expenses increased by 15.6% compared to 1998. Total operating expenses, before amortization of goodwill and non-recurring costs, grew by 16.0%. The underlying organic growth was 7.8%, with the balance being due to acquisitions and foreign exchange effects, which contributed 7.2% and 1.0%, respectively.

    The 15.6% increase in total operating expenses resulted in a decrease in the gross margin to 8.6%, compared to 8.9% in 1998. Overall, the gross margin in the existing business remained stable with acquisitions and goodwill amortization causing the slight deterioration.

Operating expenses

	Year ended December 31,
	1999 E	1998 E
	(in millions)
Cost of materials	339	344
Work contracted out and other external expenses	3,398	2,801
Salaries and social security contributions	2,974	2,736
Depreciation, amortization and impairments	247	208
Other operating expenses	844	658

Total operating expenses	7,802	6,747

    Our cost of materials together with work contracted out and other external expenses increased in 1999 by 18.8% (E 592 million) compared with 1998. Acquisitions, such as Jet Services, Tecnologistica, Ansett Air Freight and several smaller companies, partially offset by the de-consolidation of the TNT Express domestic activities in France, contributed E 322 million to the increase. In addition, E 24 million higher non-recurring costs (excluding net additions to the reorganization provision) and E 28 million foreign exchange effects were recognized. The non-recurring costs related to various one-off expenses such as aircraft damages in Asia, the discontinuation of certain contracts and the write-down of current assets totaling E 24 million (1998: 0).

    The remaining part of the increase (E 218 million) was primarily revenue related and reflects organic business growth especially in express and logistics. In the mail division, additional short-term employees were hired to address temporary sorting problems related to the Briefpost 2000 project. This project, started in 1992, involves the restructuring and automation of sorting processes, and was completed in 2000.

    Salaries and social security contributions increased by 8.7% (E 238 million) compared to 1998. The increase is partly caused by acquisitions (E 99 million) and foreign exchange rate effects (E 22 million), with the balance being due to an increase in the average number of full time equivalents (FTEs) employees together with increases in wages arising from collective labor agreements.

    Depreciation, amortization and impairments increased by 18.8% in 1999 (E 39 million) compared to 1998. E 23 million of this increase was due to an increase of regular depreciation charges and foreign exchange effects and E 16 million was due to higher amortization of goodwill. In addition, acquisitions contributed E 9 million to the increased depreciation expenses. The restoration of previously recognized impairments of sorting centers (E 15 million) partially offset impairments of various other assets (E 6 million).

    The increase in regular depreciation charges reflects the increased amount of property, plant and equipment on the balance sheet at December 31, 1999.

    The higher amortization of goodwill was primarily related to Jet Services, Tecnologistica and Ansett Air Freight, which were acquired in the first half of 1999. In addition, 1999 marked the beginning of the goodwill amortization of relatively small companies which were acquired by us near the end of 1998 (Rinaldi, GMA, Jepsen, Tesselaar Marketing Services and Spedimacc).

    Other operating expenses increased in 1999 by E 186 million (28.3%). Acquisitions contributed E 44 million to the increase, with the balance being due to organic business growth and, to a lesser extent, positive foreign exchange rate effects (together E 171 million). The increase in other operating expenses was partly offset by E 29 million lower additions to the reorganization provisions.

  Operating Income

    In 1999, operating income increased by 10.9% to E 734 million compared to 1998. Mail, express and logistics contributed 75.8%, 15.4% and 8.8%, respectively, to total earnings from operations (operational income before amortization of goodwill and non-recurring costs) as compared to 1998, when these divisions contributed 77.7%, 14.4% and 7.9%, respectively. Earnings from operations increased in 1999 by E 83 million (9.3%) compared to 1998. The mail, express and logistics divisions contributed E 46 million, E 22 million and E 15 million, respectively, to the increase in earnings from operations.

Operating income

	Year ended December 31,
	1999 E	1998 E
	(in millions)
Mail	741	695
Express	151	129
Logistics	86	71

Total earnings from operations	978	895
Amortization of goodwill	68	52
Non-recurring items	176	181

Total operating income	734	662

    The mail division's earnings from operations increased by E 46 million (6.6%) through volume growth, acquisitions and other effects. The volume growth of postal items, mainly domestic mail and direct mail together with value-added services contributed to the growth of the mail earnings from operations. Acquisitions in Italy, Germany, Austria and the Netherlands contributed E 4 million to the growth of earnings from operations. Other effects include the net gain on the sale of various property, plant and equipment (E 12 million). Foreign exchange rate effects were negligible.

    Express earnings from operations in 1999 increased by E 22 million to E 151 million, representing a growth of 17.1% over 1998. The growth in profits was largely driven by a contribution of E 21 million from acquisitions and was partly offset by a small adverse effect from foreign exchange movements (E 2 million). Organic business growth contributed E 3 million to the improvement in express earnings from operations.

    Express had a difficult year in Europe during 1999, with performance in the first half year driven by issues with the German business where market conditions and a focus on integration of the international and domestic express activities resulted in a fall in earnings from operations compared to the first half of 1998. The second half of 1999 saw reviving volume growth in Europe that provided a solid increase in earnings compared to the second half of 1998, despite additional costs due to increased fuel prices. Outside Europe, the earnings from operations improved due to organic business growth.

    The logistics division's earnings from operations increased by 21.1% (E 15 million) The increase was due to the contribution from increased revenues resulting from acquisitions (E 5 million), growth in existing contracts (E 3 million), new business (E 4 million) and cost efficiencies (E 3 million). Foreign exchange rate effects on the earnings from operations were negligible.

    In 1999, non-recurring items amounted to E 176 million, of which E 152 million related to net additions to the reorganization provision.

  Comparison 2000 vs. 1999, 1999 vs. 1998

  Financial Income and Expenses

    In 2000, net financial expense amounted to E 78 million compared to E 47 million in 1999. This increase of E 31 million in 2000 over the preceding year was due to higher financial expenses of E 35 million, partly offset by higher financial income of E 4 million.

    The increase in financial expense of E 35 million (mainly of a short-term nature) was due to financing of new acquisitions including CTI Logistx and Taylor Barnard (together E 15 million), funding of investments in aircraft and properties (E 9 million) and increased interest rates (E 11 million).

    In 1999, net interest expense amounted to E 47 million, compared to E 40 million in 1998. The increase in net interest expense of E 7 million in 1999 over the preceding year was due to lower financial income of E 19 million offset by lower financial expenses of E 12 million.

    The absence of interest income on loans to Royal KPN N.V. and KPN Autolease B.V. receivables accounted for the decrease of E 19 million in financial income in 1999 compared with 1998.

    Total interest expense was E 12 million lower in 1999 compared with 1998. E 21 million of this was due to the repayment of external loans, offset by net interest expense of E 9 million in respect of acquisitions made in 1999. Of this amount, E 7 million relates to financing acquisitions and E 2 million relates to newly acquired debt by our company.

  Income Taxes

    Income taxes shown in our consolidated statements of income of the year 2000 amounted to E 310 million (1999: 264), or 36.8% (1999: 38.4%) of income before income taxes. An amount of E 47 million (1999: 34) of our total income taxes related to tax authorities outside the Netherlands.

    Current tax expense amounted to E 230 million (1999: 304). The difference between the income taxes shown in our statements of income and the current tax expense is due to timing differences. The timing differences are recognized as deferred tax assets or deferred tax liabilities. The deferred tax assets mainly relate to deferred claims on tax authorities.

    The effective tax rate in 2000 was 1.8% (1999: 3.4%) higher than the statutory tax rate of 35% in the Netherlands. The difference is due to permanent differences such as non-deductible amortization of goodwill, non- and partly-deductible costs and different income tax rates in other countries.

    The total accumulated losses at the end of 2000 amounted to E 600 million (1999: 491). With these losses carried forward, future tax benefits of E 207 million (1999: 185) could be recognized. Deferred tax assets are recognized if it is more likely than not that they can be offset against taxes payable in future years. We have not recognized E 150 million (1999: 134) of these potential future benefits, mainly due to the fact that utilization of these losses against future profits is less likely, for example as the result of the expiry of tax losses carried forward, restructuring and legislative changes. As a result of that we recorded deferred tax assets of E 57 million at the end of 2000 (1999: 51).

  Results from Investments in Affiliated Companies

    In 2000, the results from investments in affiliated companies amounted to a loss of E 4 million (1999: (1)).

  Net Income

    In 2000, net income increased by E 107 million (25.5%) compared to 1999. The increase in profit was primarily the result of the increase in operating income of E 186 million (25.3%), partially offset by an increase in income taxes (E 46 million) and an increase in net interest expense (E 31 million). The higher net interest expenses were mainly due to the financing of acquisitions. Losses from investments from affiliated companies were E 3 million higher than in 1999, which was partly offset by a positive contribution by minority interests of E 1 million. In 2000, favorable foreign exchange effects contributed E 3 million to net income.

    In 1999, net income increased by E 47 million (12.6%) compared with the previous year. The increase in profit was primarily the result of the increase in operating income of E 72 million (10.9%), partially offset by an increase in income taxes (E 17 million) and an increase in net interest expense (E 7 million). The higher net interest expenses were mainly due to the financing of acquisitions. Results from investments from affiliated companies contributed negatively E 1 million to net income growth. In 1999, unfavorable foreign exchange effects impacted net income growth by E 1 million.

  Cash Flow

    The discussion in Notes 23 through 26 of the notes to the consolidated financial statements regarding cash flow is incorporated herein by reference. Furthermore, we refer to our comments on "Liquidity and Capital Resources" below.

  Other explanatory notes

  Liquidity and Capital Resources

    At December 31, 2000, the net debt position consisted of E 1,329 million (1999: E 461 million) of indebtedness. The net debt position consisted of E 956 million of short-term debt million (1999: E 298 million) and E 623 million (1999: E 437 million) of long-term debt (including the current portion of E 175 million) offset by E 250 million of cash and cash equivalents (1999: E 274 million). These movements were primarily due to acquisitions during 2000.

    Short-term debt consisted mainly of a E 699 million bridge finance facility used to finance the acquisition of CTI Logistx Inc. and E 132 million of money market loans and commercial paper in TPG Finance.

    Long-term debt includes E 72 million of loans from the State of the Netherlands, a E 131 million Australian dollar bank facility, E 38 million German loans to finance real estate, E 91 million guaranteed unsecured loan notes to finance the acquisition of Taylor Barnard, E 97 million of financial lease obligations and E 19 million of other interest-bearing long-term liabilities.

    The long term liabilities include non-interest bearing debt for an amount of E 11 million. The current portion of long-term debt, included in the balance sheet under short-term liabilities, consisted of E 175 million.

    At December 31, 2000, our total cash position amounted to E 250 million, a decrease of E 24 million compared to year-end 1999 (E 274 million). The increase in cash flows from operations was offset by cash outflows for investing activities, acquisitions and related financing costs. Our capital resources are sufficient to finance our present requirements.

    At December 31, 2000, we had committed credit facilities with a number of domestic and international banks amounting to E 1,511 million and uncommitted facilities amounting to E 801 million. On these facilities, E 1,140 million had been drawn on committed facilities at December 31, 2000.

    For details on the interest rates paid on our most important long term loans as well as the maturity of our long term loans and commitments see notes 11, 12 and 15 to our consolidated financial statements.

    We do not hold or issue financial instruments for trading purposes nor do we allow our subsidiaries to do so.

    For details on hedging we refer to note 15 of our consolidated financial statements.

  Capital Expenditure on Property, Plant and Equipment

    Our capital expenditure on property, plant and equipment for the three years 1998-2000, was as follows:

Capital expenditure on property, plant and equipment

	Year ended December 31,
	2000 US$	2000 E	1999 E	1998 E
	(in E millions)
Mail	101	109	112	168
Express	193	208	190	219
Logistics	70	75	61	40

Total	364	392	363	427

  Mail

    Capital expenditure by the mail division totaled E 109 million in 2000. The majority of the capital expenditures related to enlarged buildings and equipment for the sorting centers (E 25 million), new buildings with standardized construction (E 19 million) and expenditures in Post Offices (E 18 million). Other minor expenditures related to the new international mail center at Schiphol (E 4 million), new offices in the call center of Leeuwarden (the Netherlands) and Doxs & Data (E 6 million), mail boxes (E 5 million), rolling containers (E 4 million), infold equipment for non-addressed mail (E 3 million) and other expenditures (E 25 million).

  Express

    Capital expenditure by the express division totaled E 208 million in 2000. Major capital investments included E 6 million largely to progress the establishment of the 72 new depots in the Netherlands needed to integrate a number of formerly separate businesses. The United Kingdom invested E 7 million on infrastructure enhancements that include new depots at Teeside and Nuneaton together with improvements at the Kingsbury hub and East Midlands jet station gateway and E 4 million on improvements to the Universe operational and administration system. Information systems in the United Kingdom invested E 5 million on software and hardware equipment for the IT center in Atherstone. The two new road hubs at Nuremburg and Wiesbaden in Germany where completed during 2000 at a capital cost of E 23 million. Jet Services in France spent E 5 million on IT and depot equipment. The International business unit in Europe made capital investments of E 16 million on new and replacement depots and on IT and communication equipment. Italy invested E 2 million on the implementation of an in-cab system (vehicle remote communication units) and E 3 million on depot enhancements. Australia invested E 21 million on fleet replacements, various depot improvements including redevelopment of facilities in Brisbane and IT and communication equipment. Asia invested E 5 million mainly on depot, communication and IT equipment. In addition the Networks business unit invested E 38 million on two Airbus aircraft, E 8 million on conversion and aircraft maintenance costs and E 6 million on the Liege hub principally on a hub upgrade for the Airbus aircraft and a new infeed system. The balance of the total Express capital expenditure was incurred on relatively minor projects.

  Logistics

    Capital expenditure by out logistics division totaled E 75 million in 2000. The majority of these expenditures in property, plant and equipment relate to new business acquired and to other equipment dedicated to operate logistics contracts. Major capital investments included E 15.4 million in Southern Europe automotive and E 15.9 million in Italy non-automotive both related to warehouse equipment for new contracts. Furthermore, E 13.7 million in the Benelux relating to leasehold, land and buildings mainly for the Compaq and Black & Decker contracts, E 7.8 million in the UK for the new Volkswagen warehouse as well as in other warehouses and IT equipment. E 3.7 million in France non-automotive related to land and buildings and warehouse equipment for the Bouygues contract. E 6.6 million has been invested in container logistics for the expansion of hire fleets and new premises. E 6.5 million has been invested in North America for warehouse equipment and IT systems. In Asia and Australia E 4.1 million has been invested in assets relating to new business. Other expenditures totaled E 1.3 million.

  Commitments

    Capital expenditure commitments not included in the balance sheet at December 31, 2000 amounted to E 71 million (1999: 58). The majority of this amount relates to aircraft for the European air network (E 35 million) and mail sorting machines in the Netherlands (E 25 million).

  Capital expenditure budget for 2001

    The capital expenditures budget for 2001 is approximately E 550 million. We expect that net cash provided by operating activities can fund these expenditures.

  1999 and 1998

    Capital expenditure in 1999 amounted to E 363 million and mainly consisted of capital expenditures for the company's infrastructure. Specific infrastructure projects related to the new mail sorting centers and sorting equipment (E 54 million) and new air as well as road hubs (E 35 million). Other capital expenditures related to new warehouse facilities (E 16 million), new depots and equipment (E 17 million) and freight carriers including spare parts (E 31 million). Further capital expenditures were made in buildings (E 62 million) and information technology (E 68 million). The remaining E 80 million of capital expenditures related to various small projects.

    Capital expenditure commitments not included in the balance sheet at December 31, 1999 amounted to E 58 million. The majority of this amount represented commitments in respect of Briefpost 2000 (E 46 million).

    Capital expenditure in 1998 amounted to E 427 million and mainly related to Briefpost 2000, the upgrade of Post Offices, a new air hub in Liège, Belgium and two new road hubs in the Netherlands and in the UK. Other capital expenditure was incurred relating to depots and equipment throughout Europe and freight carriers. Further capital expenditures during 1998 were made with respect to automotive contracts and in IT, among other small projects.

  Reconciliation of Dutch GAAP to US GAAP

    Net income determined in accordance with US GAAP was E 408 million in 2000 (E 249 million in 1999 and E 299 million in 1998). In 2000 US GAAP net income was E 118 million lower than net income determined in accordance with Dutch GAAP (1999: E 170 million lower and in 1998 E 73 million lower). This was primarily due to withdrawals from the reorganization provision, which were recognized under US GAAP as expenses at the time of the withdrawal. Estimates of those same amounts were treated as expenses under Dutch GAAP when added to the provision. Furthermore, income under US GAAP was lower than under Dutch GAAP due to the fact that under US GAAP one of the investments is accounted for using the equity method. These decreases were partially offset by the positive result on pension costs.

    Mail, express and logistics in 2000 accounted for 69.5%, 19.2% and 11.3%, respectively, of the our operating income (before amortization of goodwill and non-recurring costs and before the results of non-core activities) determined in accordance with Dutch GAAP and 72.4%, 16.2% and 11.4% respectively, of our operating income (before amortization of goodwill and non-recurring costs and before the results of non-core activities) determined in accordance with US GAAP. The difference between Dutch GAAP and US GAAP operating income on a segmental basis is primarily the result of timing differences related to the reorganization provision and different actuarial assumptions used for calculating pension costs.

    In 1999, mail, express and logistics accounted for 75.8%, 15.4% and 8.8%, respectively, of our operating income (before amortization of goodwill and non-recurring costs and before the results of non-core activities) determined in accordance with Dutch GAAP, and 84.0%, 5.9% and 10.1%, respectively, of our operating income (before amortization of goodwill and non-recurring costs and before the results of non-core activities) determined in accordance with US GAAP.

    Our shareholders' equity determined in accordance with US GAAP was E 2,332 million at December 31, 2000 (E 2,165 million at December 31, 1999), which was E 127 million lower (equal at December 31, 1999) than shareholders' equity determined in accordance with Dutch GAAP.

    For a discussion of the differences between Dutch GAAP and US GAAP, which materially affect the determination of our net income and shareholders' equity, see note 29 to our consolidated financial statements

    For newly issued accounting standards see note 29 to our consolidated financial statements.

Item 6: Directors, Senior Management and Employees

  Management Structure

    We are managed by a Board of Management, whose members are our employees. The members of the Board of Management are appointed for an indefinite term. The activities of the Board of Management are supervised by the Supervisory Board. The Supervisory Board, subject to the following sentence and the applicable provisions of the articles of association, appoints and may suspend or dismiss members of the Board of Management. The Supervisory Board is required to notify our general meeting of shareholders before appointing a member of the Board of Management and must consult with the general meeting of shareholders before dismissing a member of the Board of Management. Remuneration for members of the Board of Management is set by the Supervisory Board. Certain resolutions of the Board of Management require the approval of the Supervisory Board, including issuance of securities, certain capital expenditures and termination of the employment contracts of large numbers of employees.

    Our articles of association provide for seven to nine members of the Supervisory Board. The Supervisory Board (rather than the general meeting of shareholders) has the right to dismiss and appoint its own members with the exception of three of its members which the Dutch Minister of Transport has the right to appoint. The general meeting of shareholders, the Board of Management and our central works council, as the representative of our employees, may make non-binding recommendations for candidates to fill vacancies on the Supervisory Board. In addition, if any of the three positions on the Supervisory Board appointed by the Minister of Transport becomes vacant, the Supervisory Board may also make a non-binding recommendation to fill the vacancy. By law, the general meeting of shareholders and the central works council have a right to object to candidates proposed for appointment in certain circumstances and subject to a special procedure before the Amsterdam Court of Appeal. Remuneration for the members of the Supervisory Board is determined by the general meeting of shareholders. Except as indicated below, members of the Supervisory Board are appointed for four years.

  Directors and Senior Management

    The following are our Supervisory Directors and Managing Directors as of December 31, 2000:

Supervisory Board Name	Position
A. Maas (1934)	Mr. Maas is Chairman of the Supervisory Board. He was appointed on June 28, 1998 and he was re-appointed in May 2000. His present term expires in 2004. Mr. Maas is former Chairman of the Board of Management of Koninklijke Bijenkorf Beheer KBB. He is currently also member of the Supervisory Board of Heineken N.V. and KLM Royal Dutch Airlines N.V.
M. Tabaksblat (1937)	Mr. Tabaksblat is Deputy Chairman of the Supervisory Board. He was appointed by the Minister of Transport on June 28, 1998. His term expires in 2001. Mr. Tabaksblat is Chairman of Reed Elsevier plc and also Chairman of the Supervisory Board of AEGON N.V., Elsevier N.V. and Reed International. He was formerly Chairman and CEO of Unilever N.V.
R.J.N. Abrahamsen (1938)	Mr. Abrahamsen was appointed Member of the Supervisory Board by the Minister of Transport on May 9, 2000. His term expires in 2004. Mr. Abrahamsen is Chief Financial Officer of KLM Royal Dutch Airlines N.V. Mr. Abrahamsen is former Chief Executive of Nedbank Group (South Africa), Advisor to the Supervisory Board and the Board of Management of De Nationale Investeringsbank (NIB), Finance Director of the Maatschappij voor Industriële Projecten (MIP) , General Manager of Algemene Bank Nederland N.V. and responsible for the Corporate Finance Directorate, Senior Executive Vice President of ABN AMRO Bank N.V.. He is member of the Supervisory Board of PON Holdings B.V., Fluor Daniel B.V., Transavia Airlines, Schiphol Telematics and KLM Catering Services Schiphol B.V., and member of the Board of Directors of KLM UK Holdings Ltd., Kenya Airways and Braathens.
F. Bernabé (1948)	Mr. Bernabé was appointed Member of the Supervisory Board on May 9, 2000. His term expires in 2004. Mr. Bernabé is Vice Chairman of Andala and Chairman of Franco Bernabé & C. SpA. Mr. Bernabé is former Senior Economic Advisor to the OECD in Paris and Director of Economic Studies at Fiat. He has held several positions and most recently was Chief Executive Officer of Ente Nazionale Indrocarburi (ENI) and Chief Executive Officer of Telecom Italia SpA. He is Member of the International Board of Governors of the Peres Centre for Peace, Director of the Libera Universita Internazionale di Studi Sociali (LUISS), Member of the Management Committee and the Board of Management of Confindustria and member of the General Council and the Management Committee of Assonime.
J.M.T. Cochrane (1944)	Mr. Cochrane was appointed Member of the Supervisory Board on June 28, 1998. His term expires in 2002. Mr. Cochrane is Director of Genetix Plc. He is former Director of Glaxo SmithKline plc, responsible for Asia Pacific, Latin America, Africa and Middle East and former Executive Director of Wellcome plc and Non-executive Director of British Pharma Group Limited.

W. Dik (1939)	Mr. Dik was appointed Member of the Supervisory Board by the Minister of Transport on June 28, 1998 and he was re-appointed in May 1999. His term expires in 2003. Mr. Dik is former Chairman of the Board of Management and CEO of Royal KPN N.V., State Secretary for Foreign Trade and Chairman of the Board of Nederlandse Unilever Bedrijven. He is Chairman of the Supervisory Board of Holland Casino Foundation and Van Gansewinkel Group, member of the Supervisory Board of ABN AMRO Bank N.V., De Drie Mollen Holding BV and Carré Theatre Amsterdam, Non-executive Director of Commercial General and Norwich Union and member of the Board of Directors of Galileo International.
V. Halberstadt (1939)	Mr. Halberstadt was appointed Member of the Supervisory Board on June 28, 1998 and re-appointed in 1999. His term expires in 2003. Mr. Halberstadt is Professor of Public Finance at Leiden University, Crown-member Social and Economic Council, Chairman of the International Advisory Board of DaimlerChrysler AG, International Advisor of Goldman Sachs Group, Inc, Member of the Investment Committee of ABP Pension Fund, Member of the International Advisory Board Fuji Bank Ltd. And Non-executive Director of PA Holdings Ltd. Mr. Halberstadt is former President of the International Institute of Public Finance. He is member of the Supervisory Board of Royal KPN N.V. and Concertgebouw N.V.
J.H.M. Hommen (1943)	Mr. Hommen was appointed to the Supervisory Board on June 28, 1998. His term expires in 2001. Mr. Hommen is Executive Vice President and Chief Financial Officer of Royal Philips Electronics N.V. Mr. Hommen is former Executive Vice President and Chief Financial Officer of the Aluminum Company of America (Alcoa). He is member of the Supervisory Board of Atos Origin and the Academisch Ziekenhuis Maastricht (as of 2001), member of the Board of Directors of Medquist and Monetary Union of Europe.
R.W.H. Stomberg (1940)	Mr. Stomberg was appointed Member of the Supervisory Board on June 28, 1998. His term expires in 2002. Mr. Stomberg is Chairman of John Mowlem & Company plc and Proudfoot Consultancy plc., Non-executive Director of Smith & Nephew plc, Cordiant Communications plc, Reed Elsevier plc, Chairman of the Board of Unipoly S.A. Luxembourg, Member of the Supervisory Board of Scania AB, Södertälje, Sweden, and Member of the Supervisory Board of Stinnes AG., Mülheim-Ruhr, Germany. Mr. Stomberg is former Managing Director on the Board of British Petroleum Company plc and Chief Executive of BP Oil International.

    At the time of the 2001 General Meeting of Shareholders, Mr. M. Tabaksblat and Mr. J.H.M. Hommen will reach the end of their tenure. The Supervisory Board and the Minister of Transport respectively intend to reappoint Mr. Tabaksblat and Mr. Hommen for another four years.

Board of Management Name	Position
A.J. Scheepbouwer (1944) Chief Executive Officer	Ad Scheepbouwer has served as Chairman of the Board of Management and Chief Executive Officer since June 1998. From 1989 until the June 1998 demerger of TPG from KPN, Mr. Scheepbouwer served as President of PTT Post. He had served as a member of the Board of Management of KPN since 1992. Before joining PTT Post, Mr. Scheepbouwer was president of the Pandair Group, a division of Pakhoed Holding. He now serves as a member of the Supervisory Board of Royal KPN N.V. and chairman of the Supervisory Board of Postkantoren B.V., our joint venture with Postbank N.V., a subsidiary of ING N.V.
M.P. Bakker (1961) Chief Financial Officer	Peter Bakker is Chief Financial Officer since June 1998. He joined PTT Post in 1991 and was appointed financial director of its Parcels business unit in 1993. He was appointed financial control director of PTT Post in 1996 and became a member of the Board of Management of PTT Post in 1997. Before joining PTT Post, Mr. Bakker worked for TS Seeds Holdings.
H.M. Koorstra (1951) Group Managing Director Mail	Harry Koorstra is Group Managing Director Mail since July 2000. He joined PTT Post in 1991 as managing director of its Media Service business unit and became a member of its Board of Management in 1997. Before joining the company, Mr. Koorstra worked for 15 years at Netherlands' largest publisher, VNU, most recently as general director of its Admedia/VNU Magazine Group.
A.D. Jones (1947) Group Managing Director Express	Alan Jones is Group Managing Director Express, responsible for all express activities, excluding Asia and Australia, since July 1999. He joined the company in July 1980 and held various management positions in the company's UK operations, including head of our United Kingdom business unit. Mr. Jones was appointed to the Board of Management on July 1, 1999.
C.M. Paauwe (1939) Group Managing Director Strategy and Business Development	Carel Paauwe is Group Managing Director Strategy and Business Development since June 1998. He is responsible for our activities in Asia and Australia. Before joining us in April 1998, he was senior director of McKinsey & Company, where he served for more than 25 years, recently leading the firm's worldwide transportation practice.
R.A.S. Rossi (1943) Group Managing Director Logistics	Roberto Rossi is Group Managing Director Logistics, responsible for all our logistics activities, excluding Asia and Australia, since July 1999. He joined us in September 1991 and held various management positions in Italy, He most recently led our South Europe business unit. Mr. Rossi was appointed to the Board of Management on July 1, 1999.

    The business address of all members of the Supervisory Board and the Board of Management is Neptunusstraat 41-63, Hoofddorp, 2132 JA, the Netherlands.

  Board Practices

    We have installed an Audit Committee, a Remuneration Committee, a Nominations Committee and a Strategic Committee.

    The Audit Committee decides whether financial information provided by the Board of Management meets in a general sense the requirements of material reliability and completeness. It evaluates the quality of the internal audit, the independence of our independent auditors, the integrity of management, and the adequacy of disclosure to shareholders. It consists of Mr. J.H.M. Hommen (Chairman), Mr. R.J.N. Abrahamsen and Mr. J.M.T. Cochrane.

    The Remuneration Committee:

  •
  sets remuneration of the Board of Management, including common targets and individual goals and individual performance based bonuses;

  •
  prepares decisions by the Supervisory Board on allocation policies for options and/or the conditions under which options are granted;

  •
  prepares allocations of management options to members of the Board of Management by the Supervisory Board;

  •
  prepares a proposal for remuneration of members of the Supervisory Board.

    It consists of Mr. A. Maas (Chairman), Mr. V. Halberstadt and Mr. R.W.H. Stomberg.

    The Nominations Committee prepares the appointments by the Supervisory Board of members of the Supervisory Board and the Board of Management. It consists of Mr. A. Maas (Chairman), Mr. V. Halberstadt and Mr. R.W.H. Stomberg.

    The Strategic Development Committee acts as a sounding board for the Board of Management for the development of our strategy and shall at the request of the Supervisory Board prepare decisions of the latter that have a bearing on maintaining strategic policies and achieving objectives. It consists of Mr. A. Maas (Chairman), Mr. W. Dik and Mr. R.W.H. Stomberg.

    Four Members of our Board of Management have a change of control provision in their contracts, in line with current market practice. This provision does not exceed two years salary.

  Family Relationships

    There is no family relationship between any of the above listed persons.

  Compensation

    We paid an aggregate amount of remuneration of E 8,986,529 to all members of our Management Board (including pension, retirement and other similar benefits) and E 301,864 (excluding VAT) to all members of our Supervisory Board. See note 18 to our consolidated financial statements.

  Share Ownership and Share Options Plans

    As of December 31, 2000, the members of our Board of Management and Supervisory Board owned no ordinary shares.

    We have established two share option plans, one for all employees and one for members of our management. See note 8 to our consolidated financial statements.

  Employees

    The following table sets forth certain data on our work force for each of the years in the five-year period ended December 31, 2000.

Number of employees and full time equivalents (FTEs)

	2000	1999	1998	1997	1996
Employees at year-end	129,675	116,523	104,833	97,479	91,587
Mail	63,255	60,285	58,209	57,260	54,340
Express	39,260	39,344	30,366	27,845	28,221
Logistics	27,160	16,894	16,258	12,374	9,026
Employees of proportionately consolidated Joint ventures	8,425	7,134	9,294	8,800	12,407
Average number of temporary Employees (estimate)	5,500	n/a	n/a	n/a	n/a
FTEs year average	95,382	89,641	80,695	77,747	36,547
Mail	39,367	38,125	36,358	36,540	34,847
Express	35,844	34,935	29,835	29,605	1,544
Logistics	20,171	16,581	14,502	11,602	156
FTEs of proportionately consolidated Joint ventures	6,951	5,611	5,679	6,226	6,271
Employees per geographic region:
The Netherlands	66,039	64,404	62,095	59,600	65,700
Rest of Europe	43,654	n/a	n/a	n/a	n/a
Europe in total	109,693	n/a	n/a	n/a	n/a
Asia	3,768	n/a	n/a	n/a	n/a
Australia	5,347	n/a	n/a	n/a	n/a
USA & Canada	6,615	n/a	n/a	n/a	n/a
Rest of the World	4,252	n/a	n/a	n/a	n/a
Total	129,675	116,523	104,833	97,479	91,587

  Labor Relations

  European region

    We believe that a significant number of employees in the European region are presently represented by trade unions. Labor relations in the European region have been good and we have not experienced, except for a strike in France in 1999, any material work stoppages in recent years.

    Wages and general working conditions in the Netherlands and the United Kingdom are the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, our operating companies negotiate directly with unions and other labor organizations representing our employees. Collective bargaining agreements relating to remuneration typically have a term of two years. See "Item 3—Key Information—Risk Factors—Strikes, work stoppages and work slowdowns by our employees and the terms of new collective labor agreements could negatively affect our revenues and profitability".

    In addition to trade unions, we also consult from time to time with various local, national and European work councils. Employees generally elect the members of works councils. These works councils primarily serve an advisory role. Under Dutch law our central works council may make non-binding recommendations for candidates to fill vacancies on our Supervisory Board. However, under certain circumstances, we may be required to consult with one or more of the works councils before proceeding with a course of action. Furthermore, we are obliged to apprise the works councils of activities which affect our workforce in Europe.

  Other regions

    Except for our employees employed in Australia or by our logistics division in the U.S. our employees outside Europe are generally neither represented by trade unions nor employed pursuant to collective labor agreements. Trade union representation in Australia and within the logistics division in the U.S. is less than 50%. Labor relations have been good and we have not experienced any material work stoppages in recent years.

Item 7: Major Shareholders and Related Party Transactions

  General

    To our knowledge, no person, except for the State of the Netherlands, owns 5% or more of the ordinary shares and there are no arrangements the operation of which might result in a change in control of us.

    The table below sets forth, as of December 31, 2000, the number of shares of each class of our voting shares held by the only person known by us to own of record beneficially more than 5% of any class of our voting shares:

Title of Class	Identity of Person or Group(1)	Number Owned	Percentage
Ordinary Shares	The State of the Netherlands	207,323,810	43.3%
Special Share	The State of the Netherlands	1	100%

(1)
Under Dutch law, a person must promptly notify the company and the Securities Board of the Netherlands if his shareholding reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66.6% of the capital interest and/or voting rights in the company.

    For information as to the portion of each class of shares held in the United States and the number of record holders in the United States see "Item 9—The Offer and Listing".

    The Dutch State announced on March 12, 2001 a proposed sale of approximately 7.3% of our ordinary shares (excluding a green shoe option to purchase an additional 15% of this sale). In connection with the sale of these ordinary shares, the State announced its intention to reduce its involvement in our management and affairs while safeguarding the public interest of the postal concession. The following description of the State's shareholdings and its involvement in our management and affairs does not take into account these recent developments. For further detail on the State's plans, see "Item 5— Operating and Financial Review and Prospects—Recent Developments".

  The Ownership Interests of the State of the Netherlands

    The State is involved with us as a shareholder, and its control is achieved primarily through corporate governance mechanisms, its ownership of the special share, options to acquire preference shares A, and a longer-term equity interest.

    Pursuant to our articles of association, the Minister of Transport has the right to appoint three members of the Supervisory Board.

    The agreements which govern the relation with our State shareholder have recently been amended, subject to parliamentary approval. See "Item 5—Operating and Financial Review and Prospects—Recent Developments".

    An effectively operating postal system is of great importance to Dutch society for various reasons, including economic, strategic and national security reasons, and is therefore of general interest to the State of the Netherlands. In certain important postal services we are the exclusive holder of the Postal Concession granted by the State (see "Item 4—Information on the Company—Regulatory Environment"). As a result, we are crucial to the maintenance of an effectively operating postal system in the Netherlands. The operation of the Postal Concession is regulated by Dutch law. See "Item 4—Information on the Company—Regulatory Environment". In addition, the State has various corporate governance mechanisms to protect its general interest in an effectively operating postal system. These include its ownership of the special share, options to acquire preference shares A and a long-term equity interest. See "Item 3—Key Information—Risk Factors—The State of the Netherlands is our largest shareholder and has the right to approve important decisions concerning our business, which may adversely affect the value of your investment".

  Special Share

    The State holds a special share, which gives it the right to approve decisions that lead to fundamental changes in our group structure. The State has committed itself to exercise the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system or to protect its financial interest as a shareholder, and not solely to protect us, or with the additional purpose of protecting us, from shareholder influence unwanted by us. The State may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board. Ownership of the special share gives the State the right to approve certain actions by us, including:

  •
  issuances of shares in our capital,

  •
  restrictions on or exclusions of the preemptive rights of holders of our ordinary shares,

  •
  mergers, demergers and dissolutions with respect to us and PTT Post,

  •
  certain capital expenditures,

  •
  certain dividends and distributions and

  •
  certain amendments to our articles of association and the articles of association of PTT Post, including any amendments to the articles of association with respect to

  •
  a modification of the objects clause that relates to performance of the concession obligations,

  •
  the creation of new classes of shares, profit sharing certificates or other securities entitling their holders to earnings and/or shareholders' equity,

  •
  the cancellation of the special share,

  •
  the cancellation of the preference shares A or the preference shares B,

  •
  the transfer of the special share,

  •
  the determination of the number of members of the Supervisory Board,

  •
  the appointment of three members of the Supervisory Board by the Minister of Transport and

  •
  the amendment of the rights attached to the special share.

  Option to Acquire Preference Shares A

    With a view to the State's general interest in us, upon the demerger we have granted the State an option to acquire our preference shares A, par value NLG 1, which have the same voting rights as our ordinary shares. This option may be exercised during or after an increase in our share capital in order to preserve the State's voting rights at a minimum of one-third of our voting capital, and in certain circumstances to increase its voting rights to 51.0% of our voting capital. Under our articles of association, 589,999,999 preference shares A are authorized for issuance. The option strike price is the nominal value of NLG 1.00 per preference share A, although upon exercise only NLG 0.25 per preference share A is required to be paid. The additional NLG 0.75 per preference share A would not be required to be paid by the State until a call for payment was made by us by resolution of the Board of Management. This resolution would be subject to approval of both the Supervisory Board and the State as holder of the special share. Beginning one year after the date of issue of any preference shares A to the State, the State would have the right to demand that we propose to our general meeting of shareholders that such preference shares A be cancelled, and the paid up amount returned to the State. If the general meeting of shareholders approved the return of the paid up capital, the State would then be required to lend the required amounts to us. If the State were to make such a demand after two years from the date of issue of the preference shares A, the State would not be required to loan the required amounts to us.

    The option of the State to acquire preference shares A may only be exercised in the event that:

  •
  neither we nor the Foundation for the Protection of TPG (Stichting Bescherming TPG) fully exercise the put option or call option, respectively, which has been granted regarding preference shares B; and

  •
  the State reasonably believes that a person, as described in more detail in the Act on the Disclosure of Holdings 1996 in Listed Companies (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996, the Wmz), has or will acquire an interest, which requires notification under the Wmz, in us of more than 10.0%, regardless of whether that person has reported acquiring its interest, unless this interest is or will be less than 15.0% and has been acquired with our consent. A person as referred to above includes a number of persons who, in view of their concerted actions, are assumed to have entered into agreements with respect to their interest in us.

    The issuance of preference shares A does not preclude the issuance of preference shares B, which represent greater voting rights than preference shares A issued.

    The State has negotiated the acquisition of this option to prevent, to the maximum extent possible, a third party from acquiring shareholders' influence in the general meeting of shareholders that might possibly damage the State's interest. The State shall not exercise this option on preference shares A for the sole or additional purpose of serving our interest by protecting us from unwanted shareholders' influence.

  Long-term Equity Interest and Option to Purchase Preference Shares A

    As per 31 December the State had committed not to reduce its interest in our voting capital to less than one-third before 2004. However, recently the State and ourselves have held discussions on the fact that the State considers it appropriate and possible that the State shall partially withdraw as ordinary shareholder in due course.

    The State has been granted an option to subscribe for preference shares A during or after an increase in the share capital of our company in order to preserve voting rights equal to a minimum of one-third of our voting capital. The State has been granted this option in order to allow it to maintain one-third of the voting rights without having to restrict our ability to issue ordinary shares. As indicated above, the State has advised us that it will commit itself to exercise this option only to safeguard the general interest and not solely to protect us from, or with the additional purpose of protecting us from shareholder influence unwanted by us. The State has agreed that after its equity interest is reduced to onethird of the voting capital of our company it will not without the consent of us transfer or encumber any shares before having agreed with us to protective measures to be included in the articles of association.

  The Foundation for the Protection of TPG and Preference Shares B

    The preference shares B may only be issued to protect ourselves from undesirable shareholders' influence.

    The issue of preference shares A to the State does not preclude the issue of preference shares B to the Foundation for the Protection of TPG, which may represent greater voting rights than the preference shares A issued to the State. The Foundation for the Protection of TPG was organized to care for our interests, the enterprise connected therewith, and those of other interested parties, such as shareholders and employees, by, among other things, protecting us from influences which may threaten our continuity, independence and identity contrary to such interests. The Foundation for the Protection of TPG is an independent legal person and is not owned or controlled by any other legal person.

    The independent members of the Board of the Foundation for the Protection of TPG are H.B. van Liemt (chairman), Professor J.J.M. Maeijer (deputy chairman), J. den Hoed and Professor L. Koopmans. A. Maas, chairman of the Supervisory Board, is also member of the Board of the Foundation for the Protection of TPG.

    We have a put option to place a number of our preference shares B (which have the same voting rights as our ordinary shares) not exceeding the total issued share capital before such issue (or, subject to prior approval by the general meeting of shareholders, such larger number as the parties may agree) with the Foundation for the Protection of TPG (subject to the Foundation's ability to pay the purchase price). In addition, the Foundation for the Protection of TPG has a call option to acquire a number of preference shares B from us not exceeding the total issued amount of ordinary shares, preference shares A and the special share, minus one and minus any shares already issued to the Foundation for the Protection of TPG. These arrangements have been entered into to prevent or delay or complicate attempts at an unsollicited take-over, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. The preference shares B may only be issued pursuant to the call and put options to serve these interests.

    The exercise price with respect to each of the options is the nominal value of NLG 1 per preference share B, although upon exercise only NLG 0.25 per preference share B is required to be paid. The additional NLG 0.75 per preference share B would not be required to be paid by the Foundation for the Protection of TPG until a call for payment was made by us by resolution of our board of management, which resolution would be subject to the approval of the Supervisory Board. Beginning two years after the date of issue of any preference shares B to the Foundation for the Protection of TPG, the Foundation would have the right to demand that we propose to our general meeting of shareholders that such preference shares B be canceled and the paid up amount returned to the Foundation for the Protection of TPG. This would occur upon approval of the general meeting of shareholders. This demand could be made earlier by the Foundation for the Protection of TPG if it had received a demand for the repayment of the funds, acquired under the credit arrangement, that it had arranged in order to make payments on the preference shares B.

  Related Party Transactions

  The State as Creditor

    We have received two long-term loans from the State. At December 31, 2000, E41 million of a 6.37% senior loan and E31 million of a 6.72% subordinated loan were outstanding. See note 11 to our consolidated financial statements.

  The State as Customer

    The State is a large customer of ours, purchasing services from us on an arm's-length basis. In addition, the State may by law require us to provide certain services to the State in connection with national security and the detection of crime. These activities are subject to strict legal scrutiny by the Dutch authorities.

  The State as Regulator

    The postal system in the Netherlands is regulated by the State. See "Item 4—Information on the Company—Regulatory Environment".

Interest of Management in Certain Transactions

    Apart from loans granted to Managing Directors as described in note 8 to our consolidated financial statements, we have no outstanding loans to any Supervisory Director or any Managing Director or any executive officer, and we have not provided any guarantees for the benefit of any Supervisory Director or any Managing Director or any executive officer.

    Except as noted below and for the employment arrangements referred to in "Item 6—Directors, Senior Management and Employees", none of our companies is a party to any material transaction, or proposed transaction, in which any Supervisory Director or any Managing Director, or any executive officer, any spouse or relative of any of the foregoing, or any relative of such spouse has or was to have a direct or indirect material interest.

    We maintain liability insurance for the Supervisory Directors and the Managing Directors.

Item 8: Financial Information

  Legal Proceedings

    Multigroup Distribution Services Pty Limited (Multigroup), an Australian freight transportation company, commenced legal proceedings on July 21, 1995 against TNT Australia Pty Limited, J. Mc Phee & Son (Australia) Pty Limited and two other companies (Ansett Australia Limited and Mayne Nickless Limited) as respondents, in the Federal Court of Australia. Multigroup is seeking damages and an account of profits. Whilst solicitors for Multigroup have provided a base estimate of damages in these proceedings, that estimate was expressly noted by Multigroup's solicitors as being provided in a draft form and not as a figure that would bind Multigroup. Furthermore, that estimate was said to be based, in part, on information provided under a strict confidentiality regime, pursuant to the terms of which we are unable to provide that information to any party not subject to the confidentiality regime. There has not been any formal quantification of damages by Multigroup in the proceedings.

    The proceedings involve allegations that the above-mentioned respondents took part in anti-competitive behaviour in breach of the Australian Trade Practices Act 1974 and committed associated torts. All respondents are defending these allegations.

    Further, we are involved in several legal proceedings relating to the normal conduct of our business.

    We do not expect any liability arising from any of these above referenced proceedings to have a material effect on its results of operations, liquidity, capital resources or its financial position. We have provided for all probable liabilities.

  Significant Changes

    Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since December 31, 2000.

Item 9: The Offer and Listing

    Since June 29, 1998, following the demerger of our divisions from KPN, the ordinary shares have been listed on the Amsterdam Stock Exchange (which was renamed Euronext in connection with the merger of the Amsterdam, Brussels and Paris stock exchanges in 2000), the London Stock Exchange, the New York Stock Exchange and the Frankfurt Stock Exchange.

    The principal market for trading in the ordinary shares is the Amsterdam Stock Exchange. Since January 4, 1999, the share price of the ordinary shares has been quoted on the Amsterdam Stock Exchange in euro (rather than in Dutch guilders). We have an unrestricted sponsored American Depositary Receipt ("ADR") facility with Citibank N.A. as Depositary. The ADRs evidence American Depositary Shares (ADSs), which represent the right to receive one ordinary share. The ADSs trade on the New York Stock Exchange under the symbol "TP".

    The following table sets forth the high and low trading prices for the shares on the Amsterdam Stock Exchange and the ADSs on the New York Stock Exchange for the periods indicated:

	AEX High NLG	Low NLG	NYSE High USD	Low USD
1998 3rd Quarter*	59.20	39.60	28.31	20.88
4th Quarter	61.80	34.10	32.75	19.94
	AEX High euro	Low euro	NYSE High USD	Low USD
1999 1st Quarter	35.40	25.15	40.00	28.19
2nd Quarter	28.40	22.60	30.25	23.31
3rd Quarter	26.40	21.20	27.25	22.88
4th Quarter	29.47	22.47	29.94	24.06
	AEX High euro	Low euro	NYSE High USD	Low USD
2000 1st Quarter	30.70	23.47	30.93	22.37
2nd Quarter	28.25	22.75	26.93	20.87
3rd Quarter	29.25	26.20	27.81	22.75
4th Quarter	28.20	22.50	25.12	19.81
	AEX High euro	Low euro	NYSE High USD	Low USD
2000 September	28.08	26.35	24.50	22.75
October	26.86	22.50	23.56	19.81
November	27.55	25.10	23.75	21.37
December	28.20	25.76	25.12	23.37
2001 January	28.20	26.84	26.50	24.06
February	27.83	25.40	26.55	23.30

*
Since June 29, 1998.

    The ordinary shares are issued both in bearer form and in the form of ordinary shares registered on our share register in Amsterdam. Although ordinary shares may be converted from one form to the other, only ordinary shares in bearer form deposited with the Netherlands Central Institute for Giro Securities (Nederlands Centraal Instituut voor Giraal Effectenverkeer) may be traded on the Amsterdam Stock Exchange. As of December 31, 2000, approximately 56.7% of our outstanding ordinary shares were held in bearer form and the remainder was held in registered form. As of December 31, 2000, we believe approximately 6.3% of our outstanding ordinary shares were held in the United States and 4,063,293 ordinary shares were held in the form of ADSs by 72 record holders.

Item 10: Additional Information

  Memorandum and Articles of Association

    Following is a description of the material provisions of our articles of association pertaining to the rights and restrictions applicable to our ordinary shares This description is only a summary and does not purport to be complete. Copies of our articles of association are available upon request from us. The articles of association are filed with the Securities and Exchange Commission in the United States.

  General

    Dutch statutory rules for large companies apply to us. Under the rules for large companies, we are required to adopt a two-tier system of corporate governance, comprising a board of management and a supervisory board. Under these rules, subject to certain statutory exceptions, the supervisory board, rather than the general meeting of shareholders,

  •
  appoints members of the supervisory board,

  •
  appoints and dismisses members of the board of management,

  •
  adopts the annual accounts, and

  •
  must approve certain resolutions by the board of management.

    To ensure that these powers stay with our Supervisory Board, a special Dutch act, the enabling act, provides that Dutch statutory rules allowing for full or partial exemption from these rules for large companies do not apply to us.

    We have our corporate seat in Amsterdam, The Netherlands. We are registered in the Commercial Register at Amsterdam under number 27168968.

  Corporate Purpose

    Article 4 of our articles of association provides that our business activity shall be, among other things:

  •
  to conduct holding activities in enterprises that, among other things, operate in the field of the transportation, distribution and delivery of letters, messages, parcels and goods, as well as storing, converting and transmitting of information, the management and disposal of information, the providing of logistics services and the providing of money transactions;

  •
  to permit our subsidiaries to carry out the concessions or licenses granted by the government for the activities described above; and

  •
  to conduct other holding and financing activities.

  Share Capital

    Under our articles of association, our authorized share capital amounts to NLG 2.36 billion nominal value, consisting of:

  •
  944,000,000 ordinary shares,

  •
  1 special share,

  •
  589,999,999 preference shares A and

  •
  826,000,000 preference shares B,

each with a par value of NLG 1. Our Board of Management will submit a proposal to amend the articles of association to the annual general meeting of shareholders on April 25, 2001, to redenominate the nominal value of the shares from NLG 1 to E 0.48. See "Amendment to Articles of Association".

  Ordinary Shares

    Our ordinary shares are in registered or in bearer form, at the choice of the shareholder. Ordinary shares in bearer form may be converted into registered ordinary shares and vice versa at any time. There is no fee due for conversion. Our ordinary shares in bearer form are listed on the Amsterdam Stock Exchange, the London Stock Exchange, the Frankfurt Stock Exchange and American Depositary Shares, representing ordinary shares in bearer form, are listed on the New York Stock Exchange.

  Share Certificates

    We have share certificates for ordinary shares in bearer form. At a shareholder's request, we issue collective certificates for more than one ordinary share. We provide share certificates relating to one or more ordinary shares with a simplified dividend sheet, without dividend coupons and talon. These share certificates are called "CF certificates". Although not required, the bearer CF-certificates for ordinary shares are in practice held by an approved custodian in order to allow them to be traded on the Amsterdam Stock Exchange. The dividend sheets of the bearer CF certificates must be held by an approved custodian.

    Share certificates are not available for registered ordinary shares, but holders of registered shares are entered in our register of shareholders. On request of the holder, we are required to provide an extract from the register of shareholders in the name of the holder.

    Our Board of Management will submit a proposal to amend the articles of association to the annual general meeting of shareholders on April 25, 2001, to replace the CF-certificates by one global note. See "Amendment to Articles of Association".

  Transfer of Ordinary Shares

    Bearer ordinary shares are transferable with the dividend sheet through the book-entry transfer system maintained by Nederlandse Centraal instituut voor Giraal Effectenverkeer B.V. (NECIGEF).

    Registered ordinary shares are transferred by means of a deed of transfer and, unless we are a party to the legal act underlying the transfer, our written acknowledgement of the transfer of registered ordinary shares.

  The Special Share

    The State of the Netherlands is the holder of the special share which gives its holder the right to approve certain actions by us. The special share, together with the preference shares A and certain other provisions of our articles of association, may have the effect of delaying, deferring or preventing a change in control of us. For a description of these rights and other details regarding the special share, see "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands".

  Preference Shares A

    The State has a call option on preference shares A. For a description of the preference shares A, and the option to be granted to the State, see "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands".

  The Foundation for the Protection of TNT Post Group and Preference Shares B

    We have a put option to place a number of the preference shares B with the Foundation for the Protection of TPG. The Foundation has a call option to acquire a number of the preference shares B from us. For a description of the Foundation for the Protection of TPG and preference shares B, the put option and the call option, see "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands".

  Issue of Ordinary Shares

    Ordinary shares may be issued, and rights to subscribe for shares (including options and warrants) may be granted pursuant to a resolution of the Board of Management, subject to the approval of the Supervisory Board and the State as holder of the special share. Under our articles of association, up to 464,833,588 additional ordinary shares may be issued. On May 9, 2000, the annual general meeting of shareholders granted the authority to issue ordinary shares to the Board of Management. The authority of the Board of Management (subject to such approvals) to issue ordinary shares will terminate in November 2001. The general meeting of shareholders can, in accordance with the articles of association extend this authority for a period not exceeding five years in each instance. The authority can also be extended by amendment to the articles of association to that effect. If no such extension is given, the issue of ordinary shares or rights to subscribe for shares requires a resolution of the general meeting of shareholders, upon a proposal of the Board of Management approved by the Supervisory Board. The resolution of the general meeting requires the approval of the State as holder of the special share.

    We have agreed with the State that we have the right to issue ordinary shares up to a total par value of NLG 402,912,640 (E 182,833,785), subject to the approval of the State, in its capacity as holder of the special share, and the Supervisory Board. The State has agreed that it will withhold its approval only if:

  •
  any proposed share issue by us is scheduled to take place, or the intention to make such share issue would be made public by us, within nine months prior to any offer of our ordinary shares by the State; and

  •
  if the State in its reasonable opinion expects that such proposed share issue by us would be detrimental to its interests in any later offerings of our ordinary shares by it.

    However, we may within such nine-month period, make a public announcement of our intention to issue any ordinary shares, if

  •
  ordinary shares would be issued exclusively or almost exclusively in exchange for the shares of one or more companies with which we or any of our group companies have concluded a cooperation, merger or acquisition agreement, or

  •
  the announcement is made in relation to a private issue (other than an issue referred to above), provided that the State in its reasonable opinion determines that such announcement would not be detrimental to its interests in any future offering by it.

    The State is otherwise required to give its approval within eight business days upon written request to that effect, if the financial conditions of the issue may not reasonably be regarded by the State as adversely affecting the interests of shareholders in general.

    In issuing shares, we have agreed to consider the long-term financial interests of the State as the holder of a substantial interest in us.

    Holders of ordinary shares have certain pre-emptive rights. See "—Preemptive Rights".

  Dividends

    The articles of association provide that within five months after the end of our financial year, the Board of Management must prepare annual accounts accompanied by an annual report, which must then be adopted by the Supervisory Board and approved by the general meeting of shareholders. The general meeting of shareholders can extend this period by a maximum of six months on account of special circumstances. The annual general meeting of shareholders must be held within six months after the end of the financial year.

    We pay dividends on profits or by exception out of the distributable part of our shareholders' equity as shown in our annual accounts. We may not pay dividends if the payment would reduce shareholders' equity below the sum of the paid-up capital and any reserves required by Dutch law or the articles of association. Subject to certain exceptions, if a loss is sustained in any year, we may not distribute dividends for that year and we may not pay dividends in subsequent years until the loss has been compensated for out of subsequent years' profits.

    We first have to pay dividends on the special share equal to 7% of its par value each year. If preference shares A or B have been issued and there are remaining profits available for dividends, we then have to pay dividends on the paid-up portion of the par value of such shares. The percentage of this dividend is equal to 1.5% above the weighted average of interest rates for advances against securities over the relevant financial year. Alternatively, if publication of such rate has been discontinued, the dividend percentage shall be calculated by reference to the arithmetic mean of the average yields of the five longest-dated Dutch state loans plus a premium determined by the Board of Management with the approval of the Supervisory Board.

    After payment of dividends on the special share and the preference shares, the Board of Management may then determine, with the approval of the Supervisory Board, to appropriate part of the remaining profit to reserves. The profit remaining after appropriation to reserves is distributed as a dividend to the holders of ordinary shares.

    The Board of Management may pass a resolution that has been approved by the Supervisory Board and the holder of the special share that any dividend on ordinary shares be paid, at the holders option, wholly or partly in our ordinary shares rather than in cash. The State, in its capacity as holder of the special share, has agreed with us that it will give any such approval within a period of two business days after a written request from us. The State will give this approval without prejudice to the option, if such option is made available to holders of ordinary shares, of the State in its capacity as holder of ordinary shares to choose between a dividend paid in cash or in ordinary shares.

    Pursuant and subject to the Dutch Civil Code, the Board of Management may, with the prior approval of the Supervisory Board and subject to Dutch statutory provisions, distribute one or more interim dividends.

  Voting Rights and General Meetings

    We are required to hold a general meeting of shareholders within six months after the end of each financial year, among other things, to approve the annual accounts. Our financial year is the calendar year. Other general meetings of shareholders shall be held as often as the Board of Management or the Supervisory Board deem necessary, subject to applicable provisions of Dutch law. One or more shareholders representing at least 10.0% of the issued share capital may, upon their request, be authorized by the president of the district court to call a general meeting of shareholders. The president will only give such an authorization if these shareholders have requested our Board of Management and our Supervisory Board in writing to call a general meeting, stating their proposed agenda in detail, and our Board of Mangement and our Supervisory Board have not taken steps to ensure that a general meeting can be held within six months after their request. General meetings are convened by 15 days prior notice published in a nationally distributed daily newspaper. There are no quorum requirements applicable to general meetings. General meetings of shareholders may only be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer (Schiphol).

    Each shareholder has the right to attend general meetings of shareholders, either in person or by written proxy, to address the meeting and to exercise voting rights, subject to the provisions of the articles of association. For holders of bearer certificates to exercise their voting rights, they must deposit their certificates as specified in the notice convening the meeting. Holders of shares in registered form must notify us in writing of their intention to attend, in each case by the date specified in such notice, which date may not in any event be earlier than seven days prior to the date of the meeting. Each of the shares in our capital carries the right to cast one vote. Unless otherwise required by law or our articles of association, resolutions are passed by a simple majority of votes cast. Our Board of Management will submit a proposal to amend the articles of association to the annual general meeting of shareholders on April 25, 2001, to provide for an authorization of the Board of Management to determine a record date with regard to the exercise of voting rights and the rights to attend general meeting of shareholders. See "Amendment to Articles of Association".

    A resolution of the general meeting of shareholders to amend the articles of association or to merge or to demerge or to dissolve may only be adopted upon a proposal of the Board of Management that has been approved by the Supervisory Board. The holder of the special share must approve the resolutions of the general meeting as listed in "Item 7—Major Shareholders and Other Related Parties—Ownership Interests of the State of the Netherlands".

    Upon a proposal of the Board of Management, which proposal must be approved by the Supervisory Board, the general meeting of shareholders may reduce outstanding share capital by cancelling shares or by reducing the nominal value of shares subject to the provisions of the articles of association.

  Liquidation Rights

    In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed in the following order of preference: first, to the holders of the special share and all outstanding preference shares, plus accumulated dividends for preceding years which have not yet been paid, the nominal value of the shares; and second, to holders of the ordinary shares pro rata to their holdings.

  Preemptive Rights

    Except for issues of ordinary shares for non-cash consideration and issues to TNT Post Group employees, holders of ordinary shares have pro rata preemptive rights to subscribe for new issuances of ordinary shares in proportion to their shareholdings. These rights may be restricted or excluded by a resolution of the Board of Management, subject to the approval of the Supervisory Board and the holder of the special share. The State, in its capacity as holder of ordinary shares and the special share, has agreed with us that it will vote in favour of any proposal submitted annually to the annual general meeting of shareholders by the Board of Management to extend the authority of the Board of Management to restrict or exclude the preemptive rights of holders of ordinary shares. Holders of ADSs may not be able to exercise preemptive rights granted to holders of ordinary shares.

  Acquisition by Us of Our Own Shares

    We may acquire our own shares, subject to the requirements of Dutch law and the articles of association, if:

  •
  our shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the articles of association and

  •
  after the share acquisition, we would not hold shares with an aggregate par value exceeding one-tenth of the our issued share capital.

Shares held by us in our own capital may not be voted and we do not pay dividends on shares held by us.

    An acquisition by us of our shares may be effected by the Board of Management, subject to the approval of the Supervisory Board and, if the acquisition amounts to more than 1% of the issued ordinary shares, the approval of the holder of the special share. We may only acquire shares in our own capital if the annual general meeting of shareholders has granted the Board of Management the authority to effect such acquisitions. Such an authorization may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. The current authorization expires on November 8, 2001. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued ordinary shares at the time of the acquisition, for a price per ordinary share not exceeding the average price of the closing prices as published in the Official Price List of the Amsterdam Stock Exchange during the five trading days prior to the day of acquisition, plus 10% of such average. This authority is not required for the acquisition by us of our shares for the purpose of transferring such shares to our employees pursuant to any arrangements applicable to such employees.

  Obligations of Shareholders to Disclose Holdings

    The Act on Disclosure of Holdings in Listed Companies 1996 applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, if as a result of such acquisition or disposal, the percentage of voting rights or capital interest held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges referred to in the Act are 0-5, 5-10, 10-25, 25-50, 50-66.6 and over 66.6. The Act requires any such person to notify us as well as the Securities Board of the Netherlands ("Stichting Toezicht Effectenverkeer") in writing immediately after the acquisition or disposal of the triggering interest in the shares.

    After receipt of the notification, the Securities Board of The Netherlands is required to disclose this information to the public by means of an advertisement in a newspaper distributed throughout the member states of the European Economic Area in which our shares are listed on a stock exchange.

    Failure to comply with the Act constitutes an economic offence. In addition, a civil court can issue sanctions against any person who fails to notify, or incorrectly notifies us and the Securities Board in accordance with the Act. Possible court sanctions include the suspension of voting rights with respect to the ordinary shares held by such person.

  Liability to Further Calls or Assessments

    All of our outstanding shares are fully paid and non-assessable.

  Reduction of Capital

    The general meeting of shareholders may, but only on motion of the Board of Management with the approval of the Supervisory Board, resolve to reduce the issued capital by cancelling shares or by reducing the amount of shares by an amendment to the articles of association.

  Amendments of the Articles of Association, Legal Merger and Dissolution

    A resolution of the general meeting of shareholders to amend the articles of association (including with respect to changing the rights of holders of our ordinary shares), to merge or demerge within the meaning of Part 7, Book 2 of the Dutch Civil Code or to dissolve us may only be adopted on a motion of our Board of Management which is approved by our Supervisory Board. Proposals to amend the provisions of the articles of association described in "Item 7—Major Shareholders and Other Related Parties—Ownership Interests of the State of the Netherlands" need the prior approval of the holder of the special share.

  Discharge of Liabilities ("Decharge")

    At each annual general meeting of shareholders, our shareholders are, after the approval of the annual accounts, requested to adopt a resolution discharging the members of the Board of Management and the members of the Supervisory Board from actual or potential liabilities in connection with the execution of their duties during the financial year. The discharge obtained by the Board of Management is limited to the facts disclosed to the general meeting of shareholders in the financial statements. By granting such discharge, we renounce any actual or potential claims against the Managing Directors to the extent the facts upon which such potential claims are based are apparent from the financial statements.

  The Board of Management

    The Board of Management is responsible for the management under the supervision of the Supervisory Board. Authority to represent us is vested in the Board of Management. In addition, the Chairman of the Board of Management or any two Managing Directors acting jointly may represent us. In the event of a conflict between us and a member of our Board of Management, we will be represented by a member of our Board of Management or a member of our Supervisory Board appointed by our Supervisory Board for this purpose. Managing Directors are appointed and can be suspended or dismissed by the Supervisory Board. See "Item 6—Directors, Senior Management and Employees".

  The Supervisory Board

    Our articles of association provide for a Supervisory Board of seven to nine members. The Supervisory Board supervises and advises the Board of Management and generally monitors our affairs. The Supervisory Board adopts the annual accounts and submits them for approval to the general meeting of shareholders. In performing these duties, the Supervisory Directors are required to consider our interests and the enterprise connected therewith. The Supervisory Directors are appointed for staggered terms of four years by the Supervisory Board itself, with the exception of three members who are appointed by the Minister of Transport. Under Dutch law and our articles of association, a person who has attained the age of 72 years cannot be appointed as a member of our Supervisory Board. A member must resign at the time of the annual general meeting of shareholders held in the financial year such member becomes 72. See "Item 6—Directors, Senior Management and Employees".

  Large company regime

    Pursuant to the Enabling Act as currently in force, we are mandatorily subject to the full "large" company regime.

    Recently, the State has expressed the intention to introduce legislation to amend the Enabling Act, with the effect that the large company regime as provided for in section 6 (afdeling 6) title 4 of book 2 of the Dutch Civil Code would apply to us as it applies to all other large companies. This means that under specific circumstances the rules for large companies may no longer apply to us in full or in part.

    Under Dutch law the powers vested in the supervisory board vary, according to whether a company is subject to (i) the full "large" company regime, (ii) the partially exempt "large" company regime, or (iii) the fully exempt "large" company regime. If a company is subject to the full "large" company regime, the company must have a two-tier management structure, including a supervisory board with broadened powers. The supervisory board has the power to appoint and remove members of the board of management following consultation with the works council. In addition, the supervisory board has the power to adopt the annual accounts after which the general meeting of shareholders may approve them. Certain resolutions of the board of management are subject to the approval of the supervisory board. If a company is partially exempt from the large company regime, certain of these broadened powers remain vested in the supervisory board. The supervisory board appoints itself and certain important resolutions of the board of management are subject to its prior approval. However, shareholders have the power to appoint and dismiss members of the board of management and adopt the annual accounts. If a company is fully exempt from the large company regime, no statutory powers are vested in the supervisory board and a company may adopt a one-tier board to be appointed by its shareholders.

  Restriction on Non-Dutch Shareholders' Rights

    Under our articles of association, there are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

  Amendments of Our Articles of Association

    Our Board of Management will submit a proposal to the general meeting of shareholders to be held on April 25, 2001, to amend our articles of association. Our Supervisory Board has approved the proposal. The proposal contains the following:

  •
  the change of our statutory name from TNT Post Group N.V. to TPG N.V.

  •
  the redenomination of the nominal value of our shares from NLG 1.00 to E 0.48. We will pay the amount needed to fully pay up the shares after the redenomination from our capital reserves.

  •
  the replacement of the CF certificates representing our ordinary shares with one global note. Following this amendment it will no longer be possible for a shareholder to request a bearer certificate evidencing ordinary shares. The amendment will not affect the way our shares are transferred.

  •
  the inclusion of the authorization of our Board of Management to set a record date with regard to the exercise of voting rights and the rights to attend general meetings of shareholders.

    We expect to be further amending our articles of association in connection with the Dutch State's plans to reduce its involvement in our management and affairs. See "Item 5—Operating and Financial Review and Prospects—Recent Developments".

  Material Contracts

    On June 23, 1998, we entered into an agreement with the State of the Netherlands. For a description of certain terms of this agreement (and certain proposed changes to this agreement), see "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands" and "Item 5—Operating and Financial Review and Prospects—Recent Developments".

  Exchange Controls

    There are no legislative or other legal provisions currently in force in the Netherlands or arising under the articles of association restricting remittance to holders of our securities not resident in the Netherlands. Cash dividends payable in guilders on our ordinary shares may be officially transferred from the Netherlands and converted into any other convertible currency.

    There are no limitations, either under the laws of the Netherlands or our articles of association, on the right of non-residents of the Netherlands to hold or vote our ordinary shares.

  Taxation

  General

    The following is a summary of the material Dutch tax consequences of the ownership of Ordinary Shares or ADSs, in particular by US Shareholders (as defined below). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Ordinary Shares or ADSs, and prospective investors should consult their professional advisors as to the tax consequences of their purchase, ownership and disposition of the Ordinary Shares and ADSs, including the consequences under applicable state and local law. In particular, the summary does not address the tax treatment of holders subject to special tax rules, such as banks, insurance companies and dealers in securities, investors liable for alternative minimum tax or investors who hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, some of which may be subject to special rules. This summary should not be read as extending by implication to matters not specifically discussed herein. Additional rules may apply to holders who themselves or through affiliates actually or constructively own 10% or more of the voting power or value of the Ordinary Shares and ADSs as determined by US federal income tax law. The Dutch rules applying to holders of a "substantial interest" in broad terms, individuals who hold or have held directly or indirectly, either independently or jointly with certain close relatives, at least 5% of the nominal paid-up capital of any class of shares in the Company are not addressed in this summary. With respect to US Shareholders, this discussion generally applies only to such holders who hold Ordinary Shares or ADSs as a portfolio investment. This summary does not take into account the specific circumstances of any particular U.S. holder although such circumstances might materially affect the general tax treatment of such U.S. holder.

    For the purposes of this discussion, a "US Shareholder" is a holder of Ordinary Shares or ADSs that is a person who is a resident of the United States or who holds Ordinary Shares or ADSs as assets effectively connected with a US trade or business ("US Holders") and does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposal of Ordinary Shares or ADSs. For the purposes of this discussion, a "Shareholder" is a shareholder that does not own a "substantial interest" or a "deemed substantial interest" in the Company.

    In general, for Dutch tax purposes, US holders of ADSs will be treated as the beneficial owners of the Ordinary Shares represented by such ADSs.

    It is assumed for purposes of this summary that a US Shareholder is entitled to the benefits of the 1992 Treaty (as defined below).

  Dutch Taxation

  General

    The following description of Netherlands tax law and practice is based on laws, tax conventions, published case law and other legislation in force on 11 December 2000 with the exception of amendments subsequently introduced, possibly with retroactive effect. In this chapter a distinction is made between taxation in the year 2000 and taxation as of the year 2001, due to the enactment of the Income Tax Act 2001. Furthermore, a distinction is made between residents of the Netherlands and non-residents of the Netherlands. Whether an investor qualifies as a resident of the Netherlands or as a non-resident of the Netherlands is based on facts, as well as on several fictions in Netherlands tax legislation.

    In this chapter no attention is paid to Netherlands net wealth tax, due to the fact that this tax is abolished as of January 2001. As gift, estate and inheritance tax will not be changed as a result of the Income Tax Act 2001, these taxes are dealt with separately at the end of this chapter.

  Taxation in the Netherlands in the year 2000 of the acquisition of Ordinary Shares or ADSs

  Withholding tax on dividends (dividend tax)

  General

    Dividends (or similar income derived from shares qualifying as such under the Netherlands Dividend Tax Act 1965 (Wet op de dividendbelasting 1965), hereinafter referred to as "income') distributed by the Company are in principle subject to tax at a current rate of 25%, which should be withheld and remitted by the Company to the Netherlands tax authorities. Stock dividends paid out of the Company's share premium account, recognised as such for Netherlands tax purposes, are not subject to dividend tax. The Company has a share premium account, recognised as such for Netherlands tax purposes, from which stock dividends could be paid.

  Residents of the Netherlands

    A private individual who or legal entity (or a similar entity qualifying as such under Netherlands tax law (hereinafter referred to as an "entity')) which holds the Ordinary Shares or ADSs and who resides, or is deemed to reside, in the Netherlands, is usually able to set off in full the dividend tax withheld against his Netherlands personal income tax or corporate income tax due on this income. An entity resident in the Netherlands which is not subject to Netherlands corporate income tax can, under certain conditions which are not stated here, request a refund of the dividend tax withheld. An entity subject to Netherlands corporate income tax which qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969 may request exemption from dividend tax. The participation exemption normally applies if a Netherlands-resident entity which is subject to corporate income tax holds an interest of at least 5% of the nominal value of the issued share capital of the Company, or if such interest of at least 5% can be attributed to a Netherlands permanent establishment of an entity which is not resident in the Netherlands.

  Non-residents of the Netherlands

    A private individual who or entity which holds the Ordinary Shares or ADSs and who does not reside, and is not deemed to reside, in the Netherlands may qualify for partial or full exemption from, or refund of, dividend tax. Whether this will be the case and, if so, to what extent, depends on whether a tax treaty (see also below) is in force between the Netherlands and the country of (tax) residence of the holder of the Ordinary Shares or ADSs, and on the specific provisions of such tax treaty. Under certain conditions, exemption from Netherlands dividend tax will also apply if the dividend is paid to a qualifying parent of the Company who is a resident of a member state of the European Union.

    It is generally possible to apply a reduced dividend tax rate provided that the appropriate form is submitted to the Company before the dividend is paid. Each shareholder is advised to consult his tax advisor about submitting these forms.

    If the Ordinary Shares are attributable to a permanent establishment or permanent representative in the Netherlands of a non-resident private individual or a non-resident entity, the income distributed by the Company will, in principle, be subject to tax at a rate of 25%, unless the participation exemption applies pursuant to Article 13 of the Corporate Income Tax Act 1969. This dividend tax can generally be set off against the Netherlands personal income tax or corporate income tax due on this income.

    The State has concluded such treaties with Canada, the United States, Switzerland, Japan, all EU member states (except Portugal, which will be effective as of 1 January 2001), Norway and certain other countries. Most tax treaties concluded by the State provide for a reduced rate of 15% of the Dutch withholding tax for portfolio investment.

    As regards US Holders the following will apply. A person can only claim the benefits of the tax treaty between the State and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed on December 18, 1992, as modified by the protocol of October 13, 1993 (collectively, the "1992 Treaty") (i) if such person is a resident of the United States as defined therein and (ii) such person's entitlement to such benefits is not limited by the limitations on benefits provisions of article 26 of the 1992 Treaty. Under the 1992 Treaty, dividends paid by the Company to a resident of the United States (other than an Exempt Organization or Exempt Pension Trust, as described below) are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, provided that such holder does not carry on an enterprise in the Netherlands through a permanent establishment, permanent representative or fixed base to which or to whom the Ordinary Shares or ADSs are attributable. If and to the extent the Ordinary Shares or ADSs are attributable to such establishment or representative, Dutch withholding tax will, depending on the particulars of the case, amount to 25% or 0%. The 1992 Treaty provides for a complete exemption for dividends received by Exempt Pension Trusts and Exempt Organizations, as defined in the 1992 Treaty (hereinafter referred to as "Exempt Pension Trusts" and "Exempt Organizations"). Except in the case of Exempt Organizations, such reduced dividend withholding rate can be applied for at source upon payment of the dividend; Exempt Organizations would remain subject to the statutory withholding tax rate of 25% and would be required to file for a refund of such withholding.

    A Shareholder (other than an Exempt Organization) generally may claim the benefits of a reduced withholding tax rate pursuant to the 1992 Treaty by submitting a Form IB 92 USA., which form includes a banker's affidavit stating that the Ordinary Shares or ADSs are in the bank's custody in the name of the applicant, or that the Ordinary Shares or ADSs have been exhibited to the bank as being the property of the applicant. If the Form IB 92 USA. is submitted prior to the dividend payment date, the reduced withholding tax rate can be applied to the dividend. A US Shareholder unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA. and describing the circumstances that prevented a claim for withholding tax relief at source.

    Qualifying Exempt Organizations (other than Exempt Pension Trusts) may seek a refund of the tax withheld by submitting Form IB 95 USA., which also includes a banker's affidavit.

    The Company and the Ministry of Finance of the State have started preliminary discussions in order to come to an arrangement with respect to the ADSs under which arrangement US holders of outstanding ADSs in the Company may obtain the lower 15% withholding rate under the Treaty without filing the forms described above. The arrangement will most likely also apply to Exempt Pension Trusts but not to other Exempt Organizations.

  Personal income tax and corporate income tax on dividends

  Residents of the Netherlands

    If the Ordinary Shares or ADSs are held by a private individual who or an entity which resides, or is deemed to reside, in the Netherlands, the income derived from the Ordinary Shares or ADSs is in principle subject to Netherlands personal or corporate income tax respectively at the ordinary (progressive) rates.

    As a rule a private individual is liable to income tax on the income derived from the Ordinary Shares or ADSs. A private individual is entitled to a maximum dividend exemption of NLG 1,000 (approximately E 453) a year, or NLG 2,000 (approximately E 907) a year for married couples. Furthermore, the Ordinary Shares or ADSs distributed to shareholders/private individuals from the share premium account, recognised as such for Netherlands tax purposes, are not subject to Netherlands personal income tax provided the Ordinary Shares or ADSs do not have to be attributed to the business assets of an enterprise which is, in whole or in part, carried on for the account of the shareholder.

    A private individual who or a legal entity which holds the Ordinary Shares or ADSs and resides, or is deemed to reside, in the Netherlands will generally be able to set off in full the dividend tax withheld on the income from the Ordinary Shares or ADSs against the Netherlands personal or corporate income tax payable on this income.

    If the Ordinary Shares or ADSs held by a private individual form part of a substantial interest, specific rules apply. In general, a substantial interest is considered to be held by an individual if the individual alone or together with his or her spouse, has a direct or indirect interest or option of 5% in the issued share capital of the Company. In this context, the term "spouse' also includes a partner with whom the shareholder has had a joint household, for an uninterrupted period of at least six months within one calendar year, and who is registered as living at the same address as the shareholder. The Ordinary Shares or ADSs held by certain close relatives (i.e. ascendants and descendants, including foster children) of a holder of a substantial interest are also considered to form part of a substantial interest. Dividends and capital gains (see below) accruing to holders of a substantial interest are subject to income tax at a rate of 25%. The aforementioned dividend exemption does not apply to income derived from the Ordinary Shares or ADSs forming part of a substantial interest.

    An entity subject to Netherlands corporate income tax will be liable to pay corporate income tax on income derived from the Ordinary Shares or ADSs unless the entity qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969.

  Non-residents of the Netherlands

    Dividends paid to non-resident private individuals who and non-resident entities which are shareholders of the Company are in principle not subject to Netherlands income tax or Netherlands corporate income tax (other than the dividend tax mentioned above). An exception applies if non-resident shareholders hold a substantial interest in the Company. The income tax payable in such cases (in principle 25% for individuals or 35% for entities) may be limited under specific provisions contained in tax treaties.

    Furthermore, an exception has to be made for situations in which non-resident shareholders conduct a business or trade which in whole or in part is carried on for the shareholders' account through a permanent establishment or permanent representative in the Netherlands to which or to whom the Ordinary Shares or ADSs can be attributed. In such cases, the normal rate of income tax or corporate income tax applies, unless the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969 is applicable.

    Dividends paid to non-resident holders of a substantial interest are exempt from Netherlands personal income tax or corporate income tax if the substantial interest forms part of the shareholder's business assets and cannot be attributed to a permanent establishment or permanent representative in the Netherlands.

  Personal income tax and corporate income tax on capital gains

  Residents of the Netherlands

    In principle, capital gains derived from the sale of the Ordinary Shares or ADSs by a shareholder/private individual who resides, or is deemed to reside, in the Netherlands are not subject to Netherlands personal income tax provided the Ordinary Shares or ADSs do not form part of a substantial interest or cannot be attributed to the assets of a business. Capital gains on the disposal of the Ordinary Shares or ADSs forming part of a substantial interest are subject to tax at a special rate of 25%. If the Ordinary Shares or ADSs form part of the business assets of an enterprise carried on, in whole or in part, for the account of such shareholder, the capital gain is subject to personal income tax at the ordinary (progressive) rates (currently up to 60%). If the Ordinary Shares or ADSs are held by a Netherlands-resident entity, any capital gains derived from the sale of the Ordinary Shares or ADSs are subject to corporate income tax at 35% unless the entity qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969.

  Non-residents of the Netherlands

    Capital gains realised by non-resident private individuals who or non-resident entities which are shareholders of the Company are in principle not subject to Netherlands personal income tax, Netherlands corporate income tax or Netherlands dividend tax, provided these shareholders do not hold a substantial interest in the Company or do not conduct a business or trade, in whole or in part, through a permanent establishment or permanent representative in the Netherlands to which or to whom the Ordinary Shares or ADSs are attributable.

    If the Ordinary Shares or ADSs form part of a substantial interest, the capital gain on the disposal of the Ordinary Shares or ADSs is in principle subject to tax at a rate of 25% for individuals or 35% for entities. The tax payable may be restricted under specific provisions of applicable tax treaties.

    If the Ordinary Shares or ADSs form part of the assets of a Netherlands business (or trade) as referred to above, the capital gain is in principle subject to Netherlands income tax or corporate income tax at the ordinary rates. Capital gains realised by non-resident holders of a substantial interest are also exempt from Netherlands income tax or corporation tax, provided the substantial interest forms part of the shareholder's business assets and cannot be attributed to a permanent establishment or permanent representative in the Netherlands.

  Taxation in the Netherlands as of the year 2001 of the acquisition of Ordinary Shares or ADSs

  Personal Income Tax Act 2001

    The Personal Income Tax Act 2001 has recently been enacted. The new Act, which entered into force on 1 January 2001, replaced the current Income Tax Act 1964 and brought consequential changes to a number of other acts. The Act also provides for transitional rules. For resident and non-resident taxable entities there are almost no changes in respect of holding the Ordinary Shares or ADSs and reference is made to the section on taxation for the year 2000.

    Under the new personal income tax regime, income is divided into three separate "boxes" each of which is governed by its own rules:

    Box I (living and working) includes business and employment income, income from receivables on a substantial shareholding, income from assets lend to a substantial shareholding, and income from the main private residence;

    Box II (substantial interest) includes dividend income and capital gains from substantial shareholdings;

    Box III (savings and investments) covers passive income from capital.

    The three boxes operate independently of each other. This means that losses from one box cannot be offset against income from another box. The elements of income will be allocated to the spouse or partner that has received the income. The new box system under the Income Tax Act 2001 will also have implications for foreign taxpayers. Highlights of the new system are dealt with below in respect of the Ordinary Shares or ADSs.

  Withholding tax on dividends (dividend tax)

    In principle, the Personal Income Tax Act 2001 does not have any consequences for the Netherlands dividend tax and reference is made to the text above which applies for the year 2000. Credit, or refund, will still be available to Netherlands residents or to a Netherlands permanent establishment or permanent representative to which or to whom the underlying shares are attributable, for tax withheld on dividends paid by Netherlands companies (credit also against tax under Box III). However, amendments are expected to be introduced in 2001 to prevent abuse of the dividend withholding credit through dividend stripping.

  Personal income tax on dividends and capital gains in respect of the Ordinary Shares or ADSs

  Resident individuals of the Netherlands

    Box I (living and working)

    A Netherlands shareholder/private individual, who holds the Ordinary Shares or ADSs that can be attributed to the business assets of an enterprise which is, in whole or in part, carried on for the account of a shareholder, is liable to income tax on the income derived from the Ordinary Shares or ADSs at the progressive regular rates of Box I (maximum currently of 52%).

    Box II (substantial interest)

    Income (dividends and capital gains) from substantial interests (broadly, shareholdings of at least 5%, including related debt-claims) is taxed in Box II. The tax rate will remain 25%. Changes under the new Income Tax Act relevant for investors in the Ordinary Shares or ADSs are:

  •
  Losses from a substantial interest may only be offset against income (or gains) from a substantial interest and not against income from Box I (living and working) or Box III (savings and investments).

  •
  There will be a possibility for a credit for losses not compensated against the income tax liability of Box I. Such tax credit is limited to 25%, being the tax rate of Box II, and can only be claimed on condition that the holder of the substantial interest has sold all of such interest.

  •
  Interest related to the financing of a substantial interest will only be deductible against the 25% rate;

  •
  Interest on debts due from the company as well as income and gains from other assets which are made available to the company will not be taxable in Box II, but in Box I;

  •
  The usufruct of (elements of) a substantial interest is considered to form a substantial interest;

  •
  Received/derived stock dividend will not be considered to form taxable income in Box II at the moment of receipt. The purchase price of such stock dividend will in principle amount to nil. For dividend tax purposes such stock dividend will qualify as a dividend subject to withholding tax to the extent the distributed stock has not been paid-in. The dividend tax is creditable against their income tax liability for Netherlands residents, or refundable.

    Box III (savings and investments)

    Under the new income tax regime, income derived from capital (savings and investments) is taxed according to the regime of Box III. Taxable income is determined annually on the basis of a fictitious—i.e. deemed—return on capital. This deemed return has been fixed at 4% of average net capital, i.e., assets less liabilities (at market value), measured over the year from 1 January to 31 December. In this respect, assets and liabilities relating to income from Box I and Box II are not taken into account. It is emphasized that the taxable income is computed without regard to the actual income and capital gains received. Thus, if actual income exceeds 4%, tax will still only be levied on the basis of 4%. On the other hand, there is no reduction in tax if actual income is less than 4%. The deemed income is taxed at 30%.

  Non-resident individuals of the Netherlands

    EU residents and residents of specified countries with which the Netherlands has concluded a tax treaty providing for the exchange of information may elect to be taxed according to the rules applicable to resident taxpayers. They are then taxed as if they were a resident of the Netherlands. This means, on the one hand, that they will be taxable in respect of their worldwide income. In that case they will be able to claim relief from double taxation in respect of certain non-Dutch source income.

    Income from savings and investments will be computed in the same way as for Dutch taxpayers, i.e. on a fictitious basis.

    Other non-resident individual holders of the Ordinary Shares or ADSs may only be taxable in the Netherlands in respect of this shareholding if these shares are attributable to the business assets of a permanent establishment or permanent representative in the Netherlands or if they hold a substantial interest in the Company.

  Gift, estate or inheritance tax in the Netherlands.

    Gift tax, estate and inheritance tax is due in the Netherlands with respect to the gift or inheritance of the Ordinary Shares or ADSs if the donor or deceased who owned the shares is or was a resident or is or was deemed to be a resident in the Netherlands or if the donor or deceased has or had an enterprise or an interest, other than as shareholder, in an enterprise, which in its entirety or in part carries, or carried on business in the Netherlands through a permanent establishment or permanent representative to which or whom the Ordinary Shares or ADSs are or were attributable.

    No gift, estate or inheritance tax arises in the Netherlands on a gift of the Ordinary Shares or ADSs by, or on the death of, a holder of the Ordinary Shares or ADSs who is neither resident nor deemed resident of the Netherlands, provided that:

  •
  such holder does not die within 180 days after having made a gift, while being on the moment of his death a resident or deemed resident of the Netherlands, and

  •
  the Ordinary Shares or ADSs are not attributable to an enterprise which in its entirety or in part is carried on through a permanent establishment or a permanent representative in the Netherlands and which enterprise the donor or the deceased owned, or in which enterprise the donor or the deceased owned an interest, other than as a shareholder.

  United States Taxation

    The following is a summary of certain United States federal income tax consequences of the purchase, ownership, and disposition of Ordinary Shares as evidenced by ADSs.

    For purposes of this discussion, a "US Holder" means an individual, citizen or resident of the United States for United States federal income tax purposes, a corporation, or partnership or other entity created or organized under the laws of the United States or any state thereof or the District of Columbia, or an estate or trust which is resident in the United States for United States federal income tax purposes, in each case who

  •
  is not also resident of, or ordinarily resident in the Netherlands for Dutch tax purposes,

  •
  is not engaged in a trade or business in the Netherlands through a permanent establishment, and

  •
  does not own, directly, indirectly or by attribution, 10% or more of the Shares of the Company (by vote or value),

    or who holds Ordinary Shares or ADSs as assets effectively connected with a US trade or business and does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposal of Ordinary Shares or ADSs.

    This summary is of a general nature only and does not discuss all aspects of the United States and Dutch taxation that may be relevant to a particular investor. The summary deals only with ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, US Holders whose functional currency is not the United States dollar and certain US Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. In particular, the following summary does not address the adverse tax treatment of US Holders who own, directly, or by attribution, 10% or more of the Company's outstanding voting stock in the event that the Company were to be classified as a "Controlled Foreign Corporation" for United States federal income tax purposes. The Company was not classified as a Controlled Foreign Corporation at December 31, 1998. There can, however, be no assurance that it will not be a Controlled Foreign Corporation in the future.

OWNERS OF ADSs ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SUCH SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

For purposes of tax treaties and the Code, US Holders will be treated as the owners of the Ordinary Shares represented by ADSs.

    Under the 1992 Treaty, the Company will generally not be subject to United States federal income tax unless it engages in a trade or business in the United States through a permanent establishment. The Company currently operates in the United States through various US subsidiaries. The Company intends to conduct its business activities in a manner that will not result in its being considered to be engaged in a trade or business or to have a permanent establishment in the United States, even though its subsidiaries are United States taxpayers.

  Taxation of Dividends

    To the extent paid out of current or accumulated earnings and profits of the company, as determined under US federal income tax principles ("E&P"), a distribution made with respect to Ordinary Shares or ADSs (including the amount of any Treaty Payment, and any Dutch Withholding Tax (both as defined below)) will be includable for US federal income tax purposes in the income of a US Holder or ordinary dividend income on the day received by the US Holder, in the case of Ordinary Shares, or on the day received by the Depositary, in the case of ADSs. To the extent that such distribution exceeds the E&P of the company, it will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in the Ordinary Shares or ADSs and thereafter as taxable capital gain.

    For United States federal income tax purposes, the gross amount (i.e. including the amount of tax credit) of any dividend paid (to the extent of the current or accumulated earnings and profits of the Company) will be included in gross income and treated as foreign source dividend income in the year the Shareholder becomes entitled to such dividend. The dividend will not be eligible for the dividends-received deduction allowed to United States corporations. However, dividends paid will generally be subject to a withholding tax of 25% and will generally be eligible for a foreign tax credit. This amount may be reduced under the 1992 Treaty and is referred to above under "Dutch Taxation—Withholding Tax on Dividends". The amount includable in income will be the United States dollar value of the payment on the date of payment regardless of whether the payment is in fact converted into United States dollars. Generally, gain or loss (if any) resulting from currency fluctuations during the period from the date any dividend is paid to the date such payment is converted into United States dollars will be treated as ordinary income or loss.

    If the US Holder is a United States partnership, trust or estate, the foreign tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to US tax either as the income of a US resident in its hands or in the hands of its partners or beneficiaries, as the case may be. The withholding tax may, subject to certain limitations, be offset against United States Federal Taxes on overseas income by filing Form 1116 (or Form 1118 for corporations) "Computation of Foreign Tax Credit" with the Federal income tax return. Form 1116 can be obtained by calling 1-800-TAX FORM. This tax credit will normally reduce the United States tax liability on the dividend. A United States resident holder of ADSs or Ordinary Shares nonetheless will not be entitled to claim the tax credit for withholding taxes if the holding of ADSs or Ordinary Shares

  •
  is effectively connected with a permanent establishment situated in the Netherlands through which the holder carries on business in the Netherlands,

  •
  is effectively connected with a fixed base in the Netherlands from which the holder performs independent personal services.

    Further, special rules apply if the holder

  •
  owns at least 10% of the Ordinary Shares (or, in the case of a holder that is a United States corporation, controls, alone or with one or more associated corporations, at least 10% of the voting stock of the Company), or

  •
  is exempt from tax in the United States on dividends paid by the Company.

  Taxation of Capital Gains

    A United States resident holder of ADSs or Ordinary Shares generally will be liable for United States federal income tax on such gains to the same extent as on any other gains from sales of stock.

    For U.S. tax purposes, U.S. holders will generally recognize gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realized from the sale or exchange of the ADSs and the U.S. holder's basis in such ADSs. In general, such gain or loss will be U.S. source capital gain or loss. In the case of individual U.S. holders, capital gains are subject to U.S. federal income tax at preferential rates if specified minimum holding positions are met.

    Subject to the discussion below under "Passive Foreign Investment Company Considerations", a US Holder will be liable for United States federal income tax on gains from sales or dispositions of Ordinary Shares to the same extent as on any other gains from sales or dispositions of shares.

  Passive Foreign Investment Company Considerations

    The Company will be classified as a passive foreign investment company ("PFIC") for United States federal income tax purposes if either

  •
  75% or more of its gross income is passive income.(Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct or a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory), or

  •
  on average for the taxable year, 50% or more of its assets (by value or, if the Company so elects or if the Company is classified as a Controlled Foreign Corporation, by adjusted tax bases) produce or are held for the production of passive income.

    If the Company were to be classified as a PFIC, a U.S. Shareholder would be subject to various adverse U.S. tax consequences. Such adverse consequences include an interest charge on taxes deemed deferred by them on receipt of certain "excess" dividend distributions by the Company to the U.S. Shareholder and on realization of gain upon disposition of any of the U.S. Shareholder's Company stock (all of which distributions and gains would be taxable as ordinary income at the highest marginal rate). However, the foregoing interest charge could be avoided if a U.S. Shareholder were to make a qualified electing fund ("QEF") election and the Company were to agree to comply with certain reporting requirements. If a QEF election were made, the U.S. Shareholder would be currently taxable on the U.S. Shareholder's pro rata share of the Company's ordinary earnings and profits and long-term capital gains for each year (at ordinary income or capital gains rates, respectively), even if no dividend distributions were received.

    While there can be no assurance, the Company expects that it will not be a PFIC based on projections of its income and assets and manner in which the Company intends to manage its business. The Company will continue to monitor its status and will, promptly following the end of each taxable year, notify shareholders if it believes that it is properly classified as a PFIC for that taxable year.

    Holder should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or shares.

  US Information Reporting and Backup Withholding

    Generally, the amount of dividends paid to US Holders of ADSs, the name and address of the recipient and the amount, if any, of tax withheld must be reported annually to the Internal Revenue Service. A similar report is sent to the US Holder.

    A Holder of Ordinary Shares or ADSs may be subject to United States backup withholding tax at the rate of 31% with respect to dividends paid or the proceeds of a sale, exchange or redemption of such Ordinary Shares or ADSs, unless such holder

  •
  is a corporation or other exempt recipient and, if required, demonstrates its status as such, or

  •
  provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Holders who fail to furnish certain identifying information under the United States information reporting rules will be subject to back-up withholding. Amounts withheld from payments will be allowed as a credit against such US Holder's United States federal income tax liability.

    Backup withholding is not an additional tax and may be claimed as a credit against the US federal income tax liability of a US stockholder or refunded, provided that the required information is furnished to the US Internal Revenue Service. Finalised Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000. Holders of Ordinary Shares or ADSs should consult their tax advisers regarding the application of the information reporting and backup reporting rules, including the finalised Treasury Regulations.

    Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-U.S. persons. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000. Holders of Common Shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules, including the finalized Treasury regulations.

  United States Gift and Estate Tax

    An individual US Holder will be subject to United States gift and estate taxes with respect to the ADSs in the same manner and to the same extent as with respect to other types of personal property.

  Foreign Currency

    If dividends are paid in euros or Dutch guilders, the amount of the dividend distribution to be included in the income of a U.S. holder will be the U.S. dollar value of the payments made in Dutch guilders determined at a spot Dutch guilder/U.S. dollar rate applicable to the date such dividend is to be included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is converted into U.S. dollars will be treated as ordinary income or loss.

  Documents on display

    We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by us, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC's regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Streeet, Chigago, Illinois, 60661-2551 and Room 1300, Seven World Trade Center, New York, New York, 10048. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov. Our ADRs are traded on the New York Stock Exchange, and these materials are available for inspection and copying at their offices at 20 Broad Street, New York, New York, 10005.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

    The following discussion about our risk management activities includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

    Our treasury department, which reports to our Director Group Finance, who reports to our Chief Financial Officer, is responsible for managing our liquidity, funding and market risks. Our treasury department has adopted prudent risk management principles and is mandated to enter into transactions on our behalf.

    As a result of our international activities, we are exposed to market risk resulting from changes in foreign currency exchange rates relative to the euro. Our treasury policy provides for the use of derivative financial instruments, including forward exchange contracts, currency swap transactions and purchased foreign currency options. Furthermore, our treasury policy provides for the use of interest rate swaps and forward rate agreements to manage our interest rate profile. We had no outstanding contracts in interest-related derivative financial instruments at December 31, 2000. In the future, hedging activities may be undertaken using such instruments where appropriate.

    We use derivative financial instruments solely for the purpose of hedging underlying exposures. We enter into contracts related to derivative financial instruments for periods consistent with the underlying exposures and these contracts do not constitute positions independent of these exposures. None of these financial instruments are leveraged, used for trading purposes or to take speculative positions.

    In addition to market risks arising from foreign currency and interest rate exposure, we face other risks including legal risk, country risk and credit risk. Credit risk is qualitatively discussed below. Our commodity risk is not considered to be material, although opportunities to hedge fuel price volatility are regularly reviewed.

    The text below provides a quantitative and qualitative disclosure of the market risks.

  Foreign Currency Exposure

    We operate on an international basis generating revenues and expenses in a large number of currencies, resulting in exposures due to the risk of changes in foreign currency exchange rates. Our treasury department matches and manages the intra-Group and external financial exposures. In order to reduce the exposures, hedges, to provide substantially full coverage, are applied to our netted positions per currency or block of correlated currencies. Currencies that are not freely convertible are hedged if and when prevailing market conditions allow us to do so.

    The degree to which the currency denomination of operating cash flows can be predicted is greater for parts of the international mail operations than for the other international businesses. Historically this has facilitated the hedging of forecasted cash flows from the international mail operations using forward foreign currency contracts. The hedging of foreign currency risk for our other businesses is restricted to transactional hedging of firm commitments. We use an internal clearing system to allocate the express network operational expenses and management charges to our companies. The balances arising from the clearing system are included in the current account balance with our companies. Additionally, this current account is also used to provide cash management and internal funding. The net exposures on these current accounts, denominated in the local currency of each of our companies are added to the exposures from international mail and subsequently hedged by our treasury department.

    For the purpose of the analysis a hypothetical adverse overnight change of 10% of the spot exchange rates relative to the euro is assumed. This change in foreign exchange rates is applied to the difference between the operational exposures and the foreign exchange contracts in place at December 31, 2000. The hypothetical loss in cash flows of the combined foreign-exchange positions as a result of such a change in foreign exchange rates is estimated to be E 0.2 million.

    The main denominations of the operational exposures and related hedges are the British pound, the United States dollar and the Hong Kong dollar.

    It is our policy only to consider transactional exposures for hedging purposes whereas translational exposures are not generally hedged, unless specifically mandated by our Board of Management.

    Apart from foreign currency forward exchange contracts, no other foreign exchange related instruments were outstanding as of December 31, 2000.

  Interest Rate Risk

    We incur debt to support business operations, including capital expenditures and working capital requirements. We manage interest rate risk by structuring funding to the profile of the underlying assets. Instruments such as interest rate swaps and forward rate agreements may be used to alter the interest rate profile in order to achieve lower interest rates.

    At December 31, 2000, no interest rate related derivative instruments were outstanding. Apart from loans related to aircraft financing and loans from the State, the major part of our outstanding debt at that date had a maturity of less than one year and paid interest at floating rates. The aggregate hypothetical loss in earnings, on an annual basis on all financial instruments which bear floating rate interest and are therefore susceptible to changes in the level of interest rates, that would have resulted from a hypothetical increase of 100 basis points (1 percent) in one-month LIBOR, is estimated to be approximately E 9.1 million.

    Excess available cash is invested in money market instruments. Credit risk is mitigated by strict policies on credit quality and exposure limits of counter parties.

Item 12: Description of Securities Other Than Equity Securities

    Not applicable

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

    Not applicable

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

    Not applicable

PART III

Item 17: FINANCIAL STATEMENTS

    Not applicable

Item 18: FINANCIAL STATEMENTS

    See pages F-1 through F-42 incorporated by reference herein.

Item 19: EXHIBITS

1.1	Articles of Association of TNT Post Group N.V. (English language translation thereof).
2.1	Deposit Agreement dated as of June 15, 1998, among TNT Post Group N.V., Citibank N.A., as Depositary, and all holders and beneficial owners from time to time of ADRs
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
4.1	Letter Agreement dated June 23, 1998, between The State of the Netherlands and TNT Post Group N.V. (English language translation thereof).
8.1	List of material subsidiaries of TNT Post Group N.V.

SIGNATURE

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TNT POST GROUP N.V.
[signature A.J. Scheepbouwer]
By:
Name: A.J. Scheepbouwer
Title: Chairman of the Board of Management and CEO

Date: March 12, 2001

Index to Audited Consolidated Financial Statements of TNT Post Group N.V.

Report of Independent Auditors

Report of Independent Auditors to the Supervisory Board
and Shareholders of TNT Post Group N.V.

  Introduction

    We have audited the accompanying consolidated balance sheet of TNT Post Group N.V. as of December 31, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of TNT Post Group N.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands.

  Scope

    We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  Opinion

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TNT Post Group N.V. at December 31, 2000 and 1999, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2000 in accordance with accounting principles generally accepted in the Netherlands.

    Accounting principles in the Netherlands vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2000 and shareholders' equity as of December 31, 2000 and 1999 to the extent summarized in Note 29 to the consolidated financial statements.

Amsterdam, the Netherlands	PricewaterhouseCoopers N.V.
March 9, 2001

Consolidated Balance Sheet

After proposed appropriation of net income

Assets

	At December 31,
	2000 E	1999 E
	(in millions)
Fixed assets
Intangible assets (1)
Goodwill	2,753	1,973
Property, plant and equipment (2)
Land and buildings	913	839
Plant and equipment	462	328
Other property, plant and equipment	552	466
Construction in progress	73	85

	2,000	1,718
Financial fixed assets (3)
Investments in affiliated companies	24	147
Loans receivable from affiliated companies	1	20
Other loans receivable	23	22
Prepayments and accrued income	250	237

	298	426
Total fixed assets	5,051	4,117
Current assets
Inventory (4)	60	50
Accounts receivable (5)	1,910	1,640
Prepayments and accrued income (6)	190	141
Cash and cash equivalents (7)	250	274

Total current assets	2,410	2,105
Total assets	7,461	6,222

The accompanying notes form an integral part of these financial statements.

Liabilities and group equity

	At December 31,
	2000 E	1999 E
	(in millions)
Group equity (8)
Shareholders' equity	2,451	2,165
Minority interests	8	10

Total group equity	2,459	2,175
Provisions
Retirement schemes (9)	414	397
Deferred tax liabilities (22)	178	176
Other (10)	459	658

Total provisions	1,051	1,231
Long-term liabilities
State of the Netherlands: (11)
ordinary loan	41	41
subordinated loan	31	31
Other liabilities (12)	387	344
Accrued liabilities	118	107

Total long-term liabilities	577	523
Current liabilities
Other liabilities (13)	2,178	1,272
Accrued liabilities (14)	1,196	1,021

Total current liabilities	3,374	2,293
Total liabilities and group equity	7,461	6,222

    Liability capital (group equity plus the subordinated loan) was E 2,490 million at December 31, 2000 (1999: 2,206).

Consolidated Statements of Income

	Year ended December 31,
	2000 E	1999 E	1998 E
	(in millions except per share data)
Net sales (16)	9,810	8,468	7,314
Other operating revenues (17)	126	68	95

Total operating revenues	9,936	8,536	7,409
Cost of materials	(426)	(339)	(344)
Work contracted out and other external expenses	(4,137)	(3,398)	(2,801)
Salaries and social security contributions (18)	(3,307)	(2,974)	(2,736)
Depreciation, amortization and impairments (19)	(343)	(247)	(208)
Other operating expenses (20)	(803)	(844)	(658)

Total operating expenses	(9,016)	(7,802)	(6,747)
Operating income	920	734	662
Interest and similar income	24	20	39
Interest and similar expenses (21)	(102)	(67)	(79)

Net financial (expense)/income	(78)	(47)	(40)
Income before income taxes	842	687	622
Income taxes (22)	(310)	(264)	(247)
Results from investments in affiliated companies	(4)	(1)	0
Net income before minority interests	528	422	375
Minority interests	(2)	(3)	(3)
Net income	526	419	372
Basic net income (in euros) per ordinary share and per ADS (1)(8)	1.10	0.88	0.78
Diluted net income (in euros) per ordinary share and per ADS (2)(8)	1.10	0.88	0.78
Diluted net income adjusted for goodwill amortization (in euros) per ordinary share and per ADS (2)(8)	1.31	1.02	0.89

(1)
Based on average of 477,146,660 ordinary shares, including ADSs (1999: 476,612,498 and 1998: 475,339,166).

(2)
Based on 477,311,585 ordinary shares, including ADSs (1999: 476,748,143 and 1998: 475,357,205).

Consolidated Cash Flow Statements
After proposed appropriation of net income

	Year ended December 31,
	2000 E	1999 E	1998 E
	(in millions)
Net income	526	419	372
Depreciation, amortization and impairments	343	247	208
Changes in provisions	(170)	(140)	(78)
Changes in deferred taxes	69	(17)	35
Changes in working capital:
Inventory	(3)	(4)	(5)
Accounts receivable	(257)	(177)	(141)
Other current assets	(42)	(15)	17
Current liabilities (excluding short-term financing)	106	133	238

Net cash provided by operating activities (23)	572	446	646
Acquisition of group companies	(1,023)	(397)	(44)
Disposal of group companies	0	(1)	15
Acquisition of affiliated companies	0	(20)	8
Disposal of affiliated companies	124	(20)	7
Capital expenditure on intangible assets	0	(1)	0
Disposals of intangible assets	13	0	0
Capital expenditure on property, plant and equipment	(392)	(363)	(427)
Disposals of property, plant and equipment	37	49	41
Changes in other financial fixed assets	8	19	(49)
Changes in minority interests	(9)	(1)	1

Net cash used in investing activities (24)	(1,242)	(735)	(448)
Changes in shareholders' equity	(229)	(127)	532
Long-term liabilities acquired	209	294	81
Long-term liabilities repaid	(191)	(70)	(252)
Changes in short-term bank debt	803	32	(409)

Net cash used by financing activities (25)	592	129	(48)
Changes in cash and cash equivalents	(78)	(160)	150
Cash and cash equivalents at beginning of financial year	274	404	255
Exchange rate differences on cash items	4	12	(7)
Cash and cash equivalents from acquisition and disposal of group companies	50	18	6
Changes in cash and cash equivalents	(78)	(160)	150
Cash and cash equivalents at end of financial year	250	274	404

Changes in shareholders' equity from December 31, 1998, to December 31, 2000

	Issued shared capital	Additional paid-in capital	Other reserves	Total
	(in E millions)
Balance at January 1, 1998 reflecting de-merger from KPN	216	1,425	0	1,641
Net income	0	0	372	372
Dividend	0	0	(159)	(159)
Foreign exchange effects	0	0	(17)	(17)
Other	0	10	8	18
Balance at December 31, 1998	216	1,435	204	1,855
Net income	0	0	419	419
Dividend	0	0	(127)	(127)
Stock dividend	1	(1)	0	0
Foreign exchange effects	0	0	18	18
Balance at December 31, 1999	217	1,434	514	2,165
Net income	0	0	526	526
Dividend	0	0	(129)	(129)
Stock dividend	1	(1)	0	0
Repurchase of shares	0	0	(100)	(100)
Foreign exchange effects	0	0	(12)	(12)
Other	0	0	1	1
Balance at December 31, 2000	218	1,433	800	2,451

    The authorized capital is composed of the following:

  •
  944,000,000 ordinary shares;

  •
  589,999,999 preference shares A;

  •
  826,000,000 preference shares B; and

  •
  one special share,

each with a par value of NLG 1. The ordinary shares are in bearer form, but may be registered on request of the holder. The special share and the preference shares are registered.

    At December 31, 2000, the issued share capital was E 218 million and consisted of one special share and 479,166,412 ordinary shares. In 2000 we repurchased ordinary shares as part of our management and personnel share option plans and we therefore owned 3,885,800 ordinary shares at December 31, 2000. The State of the Netherlands is the holder of the special share. At December 31, 2000, the State holds approximately 43.3% of the ordinary shares.

  Accounting principles for consolidation, balance sheet, determination of results and cash flow statement

  General

    The financial statements have been prepared in accordance with the provisions of Title 9, Book 2 of the Dutch Civil Code.

  Introduction of the euro

    Starting in 1999, our consolidated financial statements are reported in euros (E). Previously presented financial statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999, for all periods presented (E 1 = NLG 2.20371).

    Historically, the consolidated financial statements of TNT Post Group N.V. (also referred to as "our company") were prepared using the Dutch guilder as the reporting currency. The euro was introduced on January 1, 1999. The countries participating in the European single currency are Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Portugal, Spain and the Netherlands.

    We believe that the consolidated financial statements reported in euros reflect the same trends as previously reported. Expression of these historical amounts in euros does not eliminate or alter any translation effect that existed when they were originally reported in Dutch guilders. The consolidated financial statements may not be comparable with those of other companies that are also reporting in euros if such companies restated their financial statements from a currency other than the Dutch guilder.

  Estimated useful life of goodwill

    Starting in 2000, goodwill arising from new acquisitions is amortized based on an estimated useful life up to 20 years. Goodwill arising from acquisitions prior to 2000 is amortized based on an estimated useful life up to 40 years.

  New calculation of earnings per share

    Starting in 2000, our earnings per share is calculated based upon the diluted net income adjusted for amortization expense per ordinary share and per ADS.

  Consolidation Principles

    Group companies, which are companies that form an organizational and economic entity with our company and in which we have a controlling interest, are fully consolidated. The minority participating interests in group equity and in results of operations are disclosed separately. Joint ventures in which another party and we have equal control are consolidated proportionally. Companies in which we acquired an interest during the course of the financial year are consolidated in the financial statements from the date on which the interest was acquired. Companies that are no longer associated with us are included in the financial statements up to the date on which we decided to dispose of its interests in them.

    These accounting principles apply to the balance sheet and the statements of income and to the group companies included in the consolidation. All significant intercompany balances and transactions have been eliminated on consolidation.

  Foreign Currency

    Revenues and expenses in foreign currencies are included in the statements of income at the rate on the date incurred (cash value or at an average exchange rate for accounting purposes). If a forward contract has been entered into, the forward exchange rate is applied.

    Accounts receivable, liabilities, cash and cash equivalents denominated in foreign currencies are translated into euros at the rate of exchange at the balance sheet date or at the forward exchange rate if a forward contract has been entered into. Exchange rate differences are included in the statements of income under financial income and expenses.

    Assets and liabilities of foreign companies with functional currencies other than euros have been translated into euros at the rate of exchange at the balance sheet date. The resulting exchange rate differences are added to or charged against reserves. Exchange differences arising on foreign currency liabilities in entities whose functional currency is euro are added to or charged against reserves where the liability has been created to hedge long term investment in assets denominated in the same foreign currency.

    Goodwill, property, plant and equipment, and inventory of direct foreign activities are translated at historical exchange rates.

  Accounting principles relating to the balance sheet

  General

    Capital is determined on the basis of historical cost. Assets, liabilities and group equity are included at nominal value unless otherwise indicated.

  Intangible Assets

    Goodwill arising from acquisitions is valued at historical cost less amortization or at economic value if this is less on a permanent basis. Amortization expense is calculated using the straight-line method based on the estimated useful life up to 40 years. After determining whether impairment has occurred, we periodically assess the carrying amount of goodwill by comparing the discounted future cash flows to the carrying value of the related assets.

  Property, Plant and Equipment

    Property, plant and equipment are valued at historical cost less depreciation or at economic value if this is less on a permanent basis. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. Land is not depreciated. After determining whether impairment has occurred, we periodically assess the carrying amount of property, plant and equipment by comparing the future cash flows to the carrying value of the related assets.

    Property, plant and equipment that is no longer used in operating activities is valued at the lower of book value on December 31, before the year in which the decision is made or net realizable value. Upon retirement or sale, the related historical cost and accumulated depreciation are removed from the accounts and any profit or loss resulting from disposal or sale of property, plant and equipment is included in the statements of income.

  Affiliated Companies

    Investments in affiliated companies are included in the financial statements under financial fixed assets from the date they are acquired up to the date they are disposed of. These investments are included at net asset value in accordance with our accounting principles.

  Non-core investments

    Investments designated as non-core are included in the financial statements at historical cost or net realizable value.

  Inventory

    Inventories of raw materials, supplies and finished goods are valued at the lower of historical cost or net realizable value less any provision required to reflect obsolescence. Historical cost is based on weighted average prices. Work in process is valued at the cost of materials, the cost of work contracted out and labor costs.

  Accounts Receivable

    Accounts receivable is stated net of an allowance for doubtful receivables. Loans receivable from affiliated companies due within one year is included in this account.

  Cash and Cash Equivalents

    Cash and cash equivalents include cash on hand, bank account balances, bills of exchange and checks (only those which can be cashed in the short term). All highly liquid investments with an original maturity of three months or less at date of purchase are considered to be cash equivalents.

  Minority Interests

    Minority interests are valued at net asset value applying our accounting principles.

  Financial Instruments

    We use derivative financial instruments as part of an overall risk-management strategy. These instruments are used as a means of hedging exposure to foreign currency risk connected to anticipated cash flows or existing assets and liabilities. We do not hold or issue derivative financial instruments for trading purposes.

    We use foreign currency forward exchange contracts to hedge the cash flow risk and on-balance-sheet firm commitments.

    Gains and losses from foreign currency forward exchange contracts that are hedging anticipated cash flows are deferred in other assets and other liabilities and recognized in income, or as adjustments of carrying amounts, when the hedged transaction occurs.

    The net exposures of on-balance-sheet commitments are re-valued at the prevailing spot exchange rate. The resulting gains and losses are included in financial income and expenses. The realized and unrealized gains and losses on the offsetting hedges of on-balance-sheet commitments resulting from changes in the spot exchange rate are also included in financial income and expenses.

    The related amounts due to or from counter parties are included in other assets or other liabilities.

    The premium or discount arising at the inception of the contracts is amortized over the life of the contract and included in financial income and expenses.

    Cash flows from derivatives are recognized in the statement of cash flows in the same category as that of the hedged item.

    If an anticipated cash flow does not occur, the foreign currency forward exchange contract is terminated, and any results are recognized in financial income and expenses.

  Provisions

    Provisions for early retirement, redundancy pay, pension entitlements as part of reorganizations and provisions for payments in lieu of pensions are included at discounted value. Other provisions are recorded at nominal value.

  Deferred Taxes

    Deferred tax assets and liabilities arising from temporary differences between the nominal values of assets and liabilities for book purposes and for tax purposes are calculated on the basis of the current rates of income tax. Deferred tax assets are recognized if it is more likely than not that they can be offset against taxes payable in the coming years. Deferred tax assets and liabilities with the same term and the same consolidated tax group are presented net in the balance sheet. If we have a legally enforceable right to set off the recognized amounts.

  Accounting principles relating to the determination of results

    Revenue is recognized when services are rendered, goods are delivered or work is completed and is calculated on the basis of historical cost. Losses are recorded when probable.

  Net Sales

    Net sales represent the revenues from the delivery of goods and services invoiced to third parties, less discounts and taxes levied on sales.

  Other Operating Revenues

    Other operating revenues include revenues that do not arise from our core businesses.

  Depreciation Expense and Amortization

    Depreciation expense and amortization are calculated on the basis of the historical cost of property, plant and equipment and intangible assets using the straight-line method on the basis of the estimated useful life, and taking residual value (if any) into account.

  Results from Investments in Affiliated Companies

    The amount included in this account refers to the contribution made to net income by companies in which we have a direct or indirect interest using the equity method.

  Income Taxes

    The amount of income tax included in the statements of income is based upon income before tax in accordance with the prevailing regulations and rates, taking into account permanent differences between the income for book purposes and for tax purposes.

  Segment Information

    Segment information is presented in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information".

  Accounting principles relating to the consolidated cash flow statement

    The cash flow statement has been prepared using the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate differences affecting cash items are shown separately in the cash flow statement. Receipts and payments with respect to interest and taxation on profits are included in the cash flow from operating activities. The cost of acquisition of new group companies, affiliated companies and investments, insofar as it was paid for in cash, is included in cash flow from investing activities. The cash assets of the newly acquired group companies are shown separately in the cash flow statement.

  Notes to the consolidated financial statements

    The consolidated financial statements include the financial statements of TNT Post Group N.V. and the consolidated companies. A complete list of subsidiaries and affiliated companies included in our consolidated financial statements is publicly filed at the office of the commercial register of the chamber of commerce in Amsterdam. This list has been prepared in accordance with the provisions of Article 379, Paragraph 1 and Article 414, Title 9, Book 2 of the Dutch Civil Code.

  Other

    The figures for previous years have been restated where necessary to enable comparison.

  Notes

    The numbers between (  ) in the line items refer to the explanatory notes.

    As the financial statements of TNT Post Group N.V. are included in the consolidated financial statements, the corporate statements of income are presented in an abridged form (Article 402, Title 9, Book 2 of the Dutch Civil Code).

  Notes to the Consolidated Balance Sheet

  Fixed Assets

  (1)  Intangible assets: E 2,753 million (1999: 1,973)

Statement of changes in intangible assets

Goodwill
(in E millions)
Historical cost	2,176
Accumulated amortization	(203)

Balance at December 31, 1999	1,973
Changes in 2000:
Goodwill	921
Disposals	(29)
Amortization	(98)
Exchange rate differences	(14)

Total changes	780
Historical cost	3,054
Accumulated amortization	(301)

Balance at December 31, 2000	2,753

    In 2000, E 921 million of goodwill arose from the acquisition of interests in companies (1999: 569). This goodwill was primarily attributable to the acquisition of CTI Logistx Inc in the USA (E 686 million), Taylor Barnard Holdings Ltd, a logistics company in the UK (E 99 million) and Spedition Schrader Verwaltungsgesellschaft mbH ("Schrader Group"), a logistics company in Germany (E 31 million), among other companies. The recognized goodwill related to the acquisitions were allocated based upon preliminary estimates of fair value of assets and liabilities acquired and may be revised next year. The goodwill on acquisitions in 2000 will be amortized over their estimated useful lives up to 20 years.

  (2)  Property, plant and equipment: E 2,000 million (1999: 1,718)

    Leasehold rights amounting to E 13 million (1999: 14) are included as part of land and buildings. Other property, plant and equipment include leased assets amounting to E 84 million (1999: 65).

Statement of changes in property, plant and equipment

	Land and Buildings	Plant and Equipment	Other Property, Plant and Equipment	Construction in Progress	Total
	(in E millions, except percentages)
Depreciation percentage	0-10	4-33	7-25	0
Historical cost	1,338	673	800	85	2,896
Accumulated depreciation	(499)	(345)	(334)	0	(1,178)

Balance at December 31, 1999	839	328	466	85	1,718
Changes in 2000:
Capital expenditure	67	73	160	92	392
Acquisitions	56	74	57	0	187
Disposals	(24)	(3)	(9)	(1)	(37)
Exchange rate differences	(5)	(4)	(5)	0	(14)

Total capital expenditure	94	140	203	91	528
Depreciation and impairments	(42)	(87)	(115)	(1)	(245)
Reclassifications and other changes	22	81	(2)	(102)	(1)

Total changes	74	134	86	(12)	282
Historical cost	1.443	930	1,003	73	3,449
Accumulated depreciation	(530)	(468)	(451)	0	(1,449)

Balance at December 31, 2000	913	462	552	73	2,000

    Historical cost refers to, among other things, the value of the property, plant and equipment contributed to our company when its former parent Royal PTT Nederland N.V. was established in 1989. The calculation of depreciation expense on those assets takes into consideration the useful life that had already elapsed at that date. The book value at December 31, 2000, of assets contributed to our company on January 1, 1989, were valued at the then current value of E 161 million (1999: 168), which is net of accumulated depreciation of E 432 million (1999: 509).

    The following table shows the balance sheet value of the property, plant and equipment at December 31, 2000, of the divisions mail, express and logistics:

Balance sheet value of property, plant and equipment at December 31, 2000(1)

	Mail	Express	Logistics	Total
	(in E millions)
Land and buildings	562	249	102	913
Plant and equipment	210	119	133	462
Other property, plant and equipment	52	427	73	552
Construction in progress	33	33	7	73

Total	857	828	315	2,000
as % of total property, plant and equipment	42.8	41.4	15.8	100.0

(1)
Identifiable assets used jointly for the divisions have been allocated based on estimated usage.

  (3)  Financial fixed assets: E 298 million (1999: 426)

Statement of changes in financial fixed assets

	Investments in Affiliated Companies	Loans Receivable From Affiliated Companies	Other Loans Receivable	Prepayments & Accrued Income	Total
	(in E millions)
Balance at December 31, 1999	147	20	22	237	426
Changes in 2000:
Acquisitions/additions	0	1	5	71	77
Disposals/decreases	(115)	0	0	(49)	(164)
(De)consolidation	0	0	0	4	4
Withdrawals/repayments	0	(22)	(4)	(16)	(42)
Dividend	(1)	0	0	0	(1)
Exchange rate differences	0	2	0	3	5
Other changes	(7)	0	0	0	(7)

Total changes	(123)	(19)	1	13	(128)
Balance at December 31, 2000	24	1	23	250	298

    Included in the E 250 million prepayments and accrued income at December 31, 2000 is an amount of E 180 million of deferred tax assets (1999: 180).

  Current Assets

  (4)  Inventory: E 60 million (1999: 50)

	At December 31,
	2000	1999
	(in E millions)
Raw materials and supplies	20	12
Finished goods	40	38

Total	60	50

  (5)  Accounts receivable: E 1,910 million (1999: 1,640)

	At December 31,
	2000	1999
	(in E millions)
Trade accounts receivable	1,630	1,275
Deferred tax assets	61	152
VAT receivable	3	27
Accounts receivable from affiliated companies	2	5
Receivables employees	1	12
Other	213	169

Total	1,910	1,640

    Trade accounts receivable for services rendered and delivered goods have been included after deduction of a provision for doubtful receivables amounting to E 70 million at December 31, 2000 (1999: 55).

  (6)  Prepayments and accrued income: E 190 million (1999: 141)

    This includes amounts paid in advance to cover costs that will be charged against income in future years and amounts still to be invoiced. At December 31, 2000, prepayments amounted to E 75 million (1999: 53).

  (7)  Cash and cash equivalents: E 250 million (1999: 274)

    E 226 million of the E 250 million is not restricted for purposes of tax or legal arrangements.

  (8)  Shareholders' equity: E 2,451 million (1999: 2,165)

    The authorized capital is composed of the following:

  •
  944,000,000 ordinary shares;

  •
  589,999,999 preference shares A;

  •
  826,000,000 preference shares B; and

  •
  one special share,

each with a par value of NLG 1. The ordinary shares are in bearer form, but may be registered on request of the holder. The special share and the preference shares are registered.

    At December 31, 2000, the issued share capital was E 218 million and consisted of one special share and 479,166,412 ordinary shares. In 2000 we repurchased ordinary shares as part of our management and personnel share option plans and we therefore owned 3,885,800 ordinary shares at December 31, 2000. The State of the Netherlands is the holder of the special share. At December 31, 2000, the State holds approximately 43.3% of the ordinary shares.

  Personnel Option Plan

    Following the de-merger, our Board of Management decided, with the approval of our Supervisory Board, to offer our employees working in the Netherlands under the collective labor agreement a one-time opportunity to participate in a personnel option plan on January 4, 1999. 23,716 employees accepted the option plan.

    The most important aspects of the plan are:

  •
  The employee is granted an option right for 100 of our company shares.

  •
  Options are awarded at the opening price (E 27.70) as traded on the Amsterdam Stock Exchange on the date the award is made.

  •
  The option is exercisable between the third and fifth anniversary of the day of grant, and after five years the outstanding options are forfeited.

  •
  The option holder retains the right to exercise his/her option in full when he or she leaves the company for certain reasons (retirement, early retirement, certain reorganizations, disability or death).

  •
  The option holder retains the right to exercise his/her option for a period of three months when he or she leaves our company for reasons other than those mentioned above.

  Management Option Plan

    Members of our Board of Management and other senior managers were awarded company stock options in 2000 (997,425), in 1999 (828,059) and in 1998 (732,300). These grants were part of the policy of awarding options each year to eligible members of senior management.

    We see the option plan as part of our remuneration package for managers, and it is particularly aimed at rewarding the long-term growth of our company. The growth of our company, which is expressed in the share price, is in the interest of both staff and shareholders of our company. In consultation with the Supervisory Board, objective criteria are being developed to determine the amount of options to be granted to the Board of Management. As of the granting in 2002, company performance criteria will be incorporated in the management option plan.

    The Supervisory Board awarded share options to the members of the Board of Management. The Board of Management awarded senior managers in our company share options after the approval of the Supervisory Board. Our company share options are awarded to senior managers on an individual basis. The principles behind these awards are the performance of the individual concerned and the opportunities for him or her to contribute to our success.

    Option rights are awarded in accordance with the management option plan, which was approved by the Supervisory Board in 1998 and 2000. This plan sets out the procedures for share option awards in more than 40 countries around the world.

    The most important aspects of the plan are:

  •
  Options are awarded at the average market price as traded on the Amsterdam Stock Exchange on the date the award is made (2000: E 24.96 and E 27.62);

  •
  Due to tax reasons, options on 729,185 shares can be exercised from the date of grant, options on 1,828,599 shares can be exercised between the third and fifth anniversary of the day of grant. After five years, the outstanding options are forfeited.

  •
  A manager's option rights are forfeited on the date that he or she leaves the company. There are, however, some exemptions depending on various legal requirements.

    Option rights are awarded in accordance with the tax procedures and regulations that apply in the country concerned. In countries where tax is levied on the award of option rights, we offer the option plan participants a loan in order to pay this tax. At December 31, 2000 the loans receivable amounted to E 1,344,445, of which E 223,497 was due from the Board of Management. The loans are repaid either when the options are exercised or when the option rights lapse. In 2000 no new loans were accepted due to tax reasons.

    The exercise of personnel options and management options is subject to the rules governing insider trading that apply to our company.

    At December 31, 2000, the number of outstanding and exercised option rights to our ordinary shares was:

		Granted		Exercise Price	Exercised	Forfeited	Outstanding
2000	Members of the Board of Management	119,000		E 24.96	0	0	119,000
2000	Management	878,425		872,425 at E 24.96 and 6,000 at E 27.62	0	36,950	841,475
1999	Members of the Board of Management	91,000	(*)	E 25.26	0	0	91,000
1999	Management	737,059	(*)	E 25.26	15,800	110,400	610,859
1999	Personnel	2,371,600		E 27.70	0	0	2,371,600
1998	Members of the Board of Management	72,000	(*)	E 23.19	0	0	72,000
1998	Management	660,300	(*)	521,300 at E 21.15 and 139,000 at E 23.19	16,700	104,100	539,500
	Total	4,929,384			32,500	251,450	4,645,434

(*)
these numbers are different from the numbers reported in 1999 due to the retirement of a member of the Board of Management and the subsequent appointment of a new member. These numbers of options only include the options granted as of the year of appointment to the Board of Management.

    At December 31, 2000, the number of outstanding option rights to our company shares of individual members of the Board of Management was:

	Granted 2000	Exercise Price	Granted 1999	Exercise Price	Granted 1998	Exercise Price	Outstanding
A.J. Scheepbouwer	30,000	24.96	30,000	25.26	36,000	23.19	96,000
M.P. Bakker	20,000	24.96	20,000	25.26	24,000	23.19	64,000
H.M. Koorstra *	9,000	24.96	n/a		n/a		9,000
A.D. Jones*	20,000	24.96	12,000	25.26	n/a		32,000
C.M. Paauwe	20,000	24.96	20,000	25.26	12,000	23.19	52,000
R.A.S. Rossi*	20,000	24.96	9,000	25.26	n/a		29,000

Total	119,000		91,000		72,000		282,000

*
Only includes the options granted as of the year of appointment to the Board of Management.

    No members of the Board of Management have exercised options granted and no options have been forfeited.

    Options awarded in 1998, 1999 and 2000 entitle the holder to the issue of ordinary shares when they are exercised.

    We hedge the obligations we have under the stock option plans by purchasing shares in the market.

    The following table shows how the net earnings per share would be diluted if all share options awarded were exercised.

Earnings per share			Number of Shares/ADSs
Average number of ordinary shares in 2000			477,146,660
Diluted number of ordinary shares			164,925

Average number of ordinary shares in 2000 on fully diluted basis			477,311,585
Basic net income (in E) per ordinary share and per ADS	1.10	(1999: 0.88)
Diluted net income (in E) per ordinary share and per ADS	1.10	(1999: 0.88)
Diluted net income adjusted for goodwill amortization (in E) per ordinary share and per ADS	1.31	(1999: 1.02)

    As all options were granted at an exercise price that equals the price on the Amsterdam Stock Exchange on the day of grant, no charges would have been recorded in the 1998, 1999 and/or 2000 income statements. Valuation of the options granted on a pro forma basis in 1998, 1999 and 2000 applying the SFAS 123 method would have resulted in an adjustment of net income of E 9 million (1999: 41). The impact on net income per ordinary share would be E 0.02 (1999: 0.09). These pro forma results are not an indicator of future performance.

    The valuation of options awarded to senior managers and Board members is performed using the bi-nomimal method, American-style with dividend. The main assumptions are summarized in the table below:

•	risk free interest:	5.21%
•	dividend	E 0.36 per share
•	volatility:	39.01%

  Provisions

    Provisions relate to obligations and risks associated with our operations and liabilities related to termination of employment contracts.

  (9)  Provisions for retirement schemes: E 414 million (1999: 397)

Statement of changes in provisions for retirement schemes

	Early Retirement	Redundancy Pay	Other	Total
	(in E millions)
Balance at December 31, 1999	295	90	12	397
Withdrawals	(51)	(29)	(4)	(84)
Additions	66	4	4	74
(De)consolidation	0	0	4	4
Interest	18	5	0	23

Balance at December 31, 2000	328	70	16	414

    Provisions for retirement schemes are carried at their discounted value at an average interest rate of 6%. Of the above provisions, E 79 million have a term of less than one year, of which E 55 million are for the early retirement schemes and E 24 million for redundancy pay.

    The early retirement provision relates to commitments to employees using the scheme and to those who are eligible to use it. The redundancy pay provision relates to the entitlement to redundancy payments of employees who worked as public servants for the Netherlands Postal and Telecommunications Services before January 1, 1989, and who were made redundant before January 1, 1996.

  (10)  Other provisions: E 459 million (1999: 658)

Statement of changes in other provisions

	Reorganization	Other	Total
	(in E millions)
Balance at December 31, 1999	564	94	658
Additions	76	23	99
Withdrawals	(254)	(29)	(283)
Exchange rate differences	(1)	0	(1)
(De)consolidation	(25)	11	(14)
Reclassification	6	(6)	0

Balance at December 31, 2000	366	93	459

  Provision for Reorganization

    In the table below the reorganization provision at December 31, 1998, 1999 and 2000 is presented together with the related additions and withdrawals in 1999 and 2000.

Statement of changes in provisions for reorganization

	Post-Employment Benefit	Redundant Employee Costs	Wage Guarantees	Other Costs	Total
	costs (in E millions)
Balance at December 31, 1998	20	67	325	287	699
Additions/(releases)	0	21	(1)	132	152
Withdrawals	(3)	(27)	(36)	(237)	(303)
Foreign exchange rate effects	0	1	0	0	1
(De)consolidation	0	0	0	29	29
Reclassification	0	(28)	(5)	19	(14)

Balance at December 31, 1999	17	34	283	230	564
Additions	0	0	5	71	76
Withdrawals	(5)	(17)	(31)	(201)	(254)
Foreign exchange rate effects	0	0	0	(1)	(1)
(De)consolidation	0	0	0	(25)	(25)
Reclassification	0	0	0	6	6

Balance at December 31, 2000	12	17	257	80	366

    Our provision for reorganization deals primarily with reorganization projects for mail activities in the Netherlands, integration and restructuring projects within express, the restructuring of our corporate head office, promoting the TNT brand and various other issues.

    The net addition of E 76 million to the reorganization provision was primarily required to update the provisioning for current restructuring projects and corporate costs. The withdrawals in 2000 mainly related to the restructuring of our mail division (E 168 million), restructuring within our express division (E 68 million) and our logistics division (E 18 million).

    At December 31, 2000, the total reorganization provision of E 366 million was constituted as follows:

  •
  Wage guarantee accruals of E 257 million related to entitlements due to staff if their future pay rate is less than the current pay rate. This mainly relates to the restructuring of Mail distribution activities in the Netherlands.

  •
  Other costs, which include outplacement expenses and retraining costs totaling E 76 million and a further E 4 million future corporate identity costs.

  •
  Post-employment benefit costs, for employees who are expected to leave our company (E 12 million).

  •
  Redundant employee costs of E 17 million. This part of the provision will be used for employees who lose or change jobs and for whom we will have to pay the full salary costs.

    We expect to make cash expenditures of approximately E 122 million, E 35 million, E 194 million and E 15 million in 2001, 2002, 2003 and thereafter, respectively, from our reorganization provision in connection with the above mentioned programs.

  Long term Liabilities

  (11)  Loans from of the State of the Netherlands: E 72 million (1999: 72)

    Long term liabilities from the Dutch State, denominated in Dutch guilders, consist of a E 41 million ordinary loan (Loan A) and a E 31 million subordinated loan (Loan B).

    The interest rate for Loan A is 6.37%. Final repayment will take place on December 31, 2003, or on a later date to be agreed by the State and us.

    The interest rate for Loan B is 6.72%. Final repayment will take place on December 31, 2003, or on a later date to be agreed between the Dutch State and us. The claim for repayment of the subordinated Loan B principal of E 31 million is subordinate to all other existing and future claims on our company, including all claims by the Dutch State.

    Loans A and B cannot be repaid prematurely. The Dutch State has the right to require payment of the loans in full or in part at any time in order to use the amounts thus received to pay for preference shares A to be issued by our company to the Dutch State at that time.

    If the Dutch State exercises its option to subscribe for preference shares A, payments of at least 25% of the par value will be required.

  (12)  Other long-term liabilities: E 387 million (1999: 344)

    Other long-term liabilities include long-term bank loans amounting to E 184 million. These loans include a long-term loan of 220 million Australian Dollars (E 131 million) at a fixed rate of 5.55% and expiring in 2002. Furthermore, other long-term liabilities include loans to finance real estate for the German operations (E 38 million) at fixed rates between 5.5% and 6.5% expiring in 2010, among other loans.

    Other long-term liabilities also include two new 5% guaranteed unsecured loan notes expiring in 2005 totaling 57 million UK Pounds (E 91 million) to finance the acquisition of Taylor Barnard Holdings Ltd, a logistics company in the UK.

    Furthermore, the other long-term liabilities include financial lease obligations amounting to E 97 million, which partly relates to aircraft financing and E 4 million other interest-bearing long-term liabilities. The other long-term liabilities also include non-interest-bearing debt for an amount of E 11 million.

    The table below sets forth the amounts of the "interest-bearing" long-term liabilities totaling E 623 million maturing each year. The amounts include the current portion of the long-term debt (E 175 million), mentioned under Note 13.

	State Loans	Other Loans	Finance Leases	Total
	(in E millions)
2001 - current	0	170	5	175
2002	0	113	16	129
2003	72	58	12	142
2004	0	42	13	55
2005	0	34	26	60
Thereafter	0	32	30	62

Total	72	449	102	623

  Current Liabilities

  (13)  Other current liabilities: E 2,178 million (1999: 1,272)

	At December 31,
	2000	1999
	(in E millions)
Short-term bank debt	956	298
Income tax payable	0	8
Taxes and social security contributions	160	160
Trade accounts payable	589	500
Current portion of long-term debts	175	25
Expenses to be paid	59	53
Dividend payable	109	108
Other liabilities	130	120

Total	2,178	1,272

    The majority of our short-term bank debt consists of a E 699 million bridge finance facility used to finance the acquisition of CTI Logistx Inc in the USA and E 132 million of money market loans and commercial paper of TPG Finance.

  (14)  Accrued current liabilities: E 1,196 million (1999: 1,021)

    This includes amounts already received that will be credited to future financial statements and amounts, which are still to be paid that can be attributed to previous financial years.

	At December 31,
	2000	1999
	(in E millions)
Amounts received in advance	129	123
Amounts to be paid attributed to previous years	669	567
Vacation/vacation payments	180	163
Terminal dues	100	67
Other	118	101

Total	1,196	1,021

  (15)  Commitments not included in the Balance Sheet

    (No corresponding financial statement number)

	At December 31,
	2000	1999
	(in E millions)
Commitments relating to:
operating guarantees	151	108
financial guarantees	85	612
rent and lease contracts	835	792
rent and lease contracts (AWAS)	0	1.008
capital expenditure	71	58
purchase commitments	38	35

    Of the total commitments not included in the balance sheet, E 474 million are of a short-term nature (1999: 998).

  Operating Guarantees

    The operating guarantees mainly relates to an expected renewed contract with Post Offices of E 85 million. We are still negotiating with Post Offices. Under this contract, we are required to process a minimum number of transactions annually with Post Offices. We are obliged to pay a penalty, if the number of transactions falls below the minimum amount.

  Financial Guarantees

    Total guarantees provided by our company amounted to E 85 million, of which E 52 million relate to guarantees issued by our company to local Dutch banks. In 1999 we had E 555 million of guarantees in connection with the financing of aircraft through the 50% interest in Ansett Worldwide Aviation Services (AWAS). As we sold AWAS during 2000, we have no outstanding guarantees at December 31, 2000.

  Rent and Lease Contracts

    In 2000 operational lease expenses (including rental) amounted to E 390 million (1999: 303, 1998: 200).

    Future operational lease payments on currently existing contracts are as follows:

Payable in the Year Ending December 31,
(in E millions)
2001	190
2002	158
2003	121
2004	91
2005	86
thereafter	189

Total	835
Non-cancelable portion	0

    These operating lease commitments mainly relate to real estate (E 650 million), transport equipment (E 135 million) and computer equipment (E 28 million).

    As AWAS was sold in 2000 there are no lease commitments at December 31, 2000.

  Capital Expenditure

    The majority of the commitments in connection with capital expenditures relates to aircraft in the European air network (E 35 million) and mail sorting machines in the Netherlands (E 25 million).

  Purchase Commitments

    Of the total E 38 million purchase commitments, E 34 million relate to Post Offices. These commitments consist of contracts for general and technical services. Part of the commitments end within a year. Other commitments relate to facilities and real estate.

  Legal proceedings

    Multigroup Distribution Services Pty Limited (Multigroup), an Australian freight transportation company, commenced legal proceedings on July 21, 1995 against TNT Australia Pty Limited, J. Mc Phee & Son (Australia) Pty Limited and two other companies (Ansett Australia Limited and Mayne Nickless Limited) as respondents, in the Federal Court of Australia. Multigroup is seeking damages and an account of profits. Whilst solicitors for Multigroup have provided a base estimate of damages in these proceedings, that estimate was expressly noted by Multigroup's solicitors as being provided in a draft form and not as a figure that would bind Multigroup. Furthermore, that estimate was said to be based, in part, on information provided under a strict confidentiality regime, pursuant to the terms of which we are unable to provide that information to any party not subject to the confidentiality regime. There has not been any formal quantification of damages by Multigroup in the proceedings.

    The proceedings involve allegations that the above-mentioned respondents took part in anti-competitive behavior in breach of the Australian Trade Practices Act 1974 and committed associated torts. All respondents are defending these allegations.

    Further, we are involved in several legal proceedings relating to the normal conduct of our business. We do not expect any liability arising from these proceedings to have a material effect on its results of operations, liquidity, capital resources or its financial position. We have provided for all probable liabilities.

  Credit facilities

    At December 31, 2000, we had committed facilities with a number of domestic and international banks amounting to E 1,511 million and uncommitted facilities amounting to E 801 million. At December 31, 2000, E 1,140 million had been drawn on committed facilities.

  Fair value of the net interest bearing debt

	At December 31, 2000		At December 31, 1999
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in E millions)
(a) Cash and cash equivalents	250	250	274	274
(b) Short-term interest bearing debt	956	956	298	298
(c) Long-term interest bearing debt	623	622	437	440

  (a)
  The carrying value of cash and cash equivalents approximated its fair value because of the short maturity of the instruments held.
  (b)
  Short-term debt consists only of short-term bank debt and excludes the current portion of long-term interest-bearing debt. The fair value of short-term debt approximated its market value because of the short maturity of the relevant instruments.
  (c)
  Long-term debt includes the current portion of long-term interest-bearing debt, which is included in the balance sheet under short-term liabilities. The fair value of other long-term debt has been estimated by calculating the discounted value of the loan portfolio using an estimated yield curve, appropriate to the terms of the contracts, in effect at the end of the year.

    We do not hold or issue financial instruments for trading purposes nor do we allow our subsidiaries to do so. The following table sets forth the nominal amounts from outstanding forward exchange transactions and their fair values at December 31, 2000. The fair value is the amount that would be paid or received were the contracts to be terminated on the balance sheet date without further obligations.

	At December 31, 2000		At December 31, 1999
	Nominal	Fair Value	Nominal	Fair Value
	(in E millions)
Total hedges long	364	(18)	341	12
Total hedges short	(59)	2	(93)	(1)

Net	305	(16)	248	11

    As a result of the fact that outstanding liabilities of our company at December 31, 2000 were primarily short-term and variable interest bearing, the differences between the carrying amount of these liabilities and the fair value of these contracts were not material.

    No currency or interest swaps were outstanding at December 31, 2000.

  (16)  Net sales: E 9,810 million (1999: 8,468; 1998: 7,314)

	Year ended December 31,
Net sales by division	2000	1999	1998
	(in E millions)
Mail	3,620	3,579	3,466
Express	4,027	3,388	2,820
Logistics	2,163	1,501	1,028

Total net sales	9,810	8,468	7,314
	Year ended December 31,
Net sales by geographic area	2000	1999	1998
	(in E millions)
Netherlands	3,444	3,273	3,175
United Kingdom	1,307	1,132	976
Italy	1,118	932	538
Germany	846	776	537
Rest of Europe	1,431	1,086	1,094

Europe	8,146	7,199	6,320
Asia	315	167	219
Australia	578	499	397
United States and Canada	579	369	263
Rest of World	192	234	115

Total net sales	9,810	8,468	7,314

  (17)  Other operating revenues: E 126 million (1999: 68, 1998: 95)

    Other operating revenues include certain revenues from the disposal of non-core activities, proceeds from sale of property and equipment and the rent of buildings and houses.

  (18)  Salaries and social security contributions: E 3,307 million (1999: 2,974, 1998: 2,736)

	Year ended December 31,
	2000	1999	1998
	(in E millions)
Salaries	2,793	2,478	2,297
Pension contributions	102	132	141
Social security contributions	412	364	298

Total	3,307	2,974	2,736

    Included in pension contributions is a refund of E 43 million. The transfer allowance (a supplementary payment to employees, compensating them for social security premiums) is included under salaries.

	At December 31,
Number of employees	2000	1999	1998
TNT Post Group	129,675	116,523	104,833
of which in the Netherlands	66,039	64,404	62,095

    At the end of 2000 8,425 people (1999: 7,134) were employed by proportionately consolidated affiliated companies, of whom 6,714 were on the payroll of Dutch companies, primarily Postkantoren B.V. and Geldnet B.V., and 1,711 were on the payroll of TNT companies outside the Netherlands.

  Remuneration of Members of the Supervisory Board and the Board of Management

    In 2000, the remuneration of the current and former members of the Supervisory Board, excluding VAT, amounted to E 301,864(1999: E 314,243). In 2000, the remuneration of the Board of Management, including pension and social security contributions, amounted to E 8,986,529 (1999: E 6,246,204). Included in the E 8,986,529 is E 408,402 in respect of former members of the Board of Management.

  (19)  Depreciation, amortization and impairments: E 343 million (1999: 247; 1998: 208)

	Year ended December 31,
	2000	1999	1998
	(in E millions)
Goodwill	98	68	52
Property, plant and equipment	245	179	156

Total	343	247	208

    Depreciation and impairments of property, plant and equipment are detailed as follows:

	Year ended December 31,
	2000	1999	1998
	(in E millions)
By classification:
Land and buildings	42	25	38
Plant and equipment	87	67	30
Other property, plant and equipment	116	87	88

Total	245	179	156
By cause:
Regular depreciation	240	188	156
Impairments and restoration of previously recognized impairments	5	(9)	0

Total	245	179	156

    In 2000, the allocation of the consolidated amount of depreciation and impairments to mail, express and logistics was E 87 million, E 109 million and E 49 million, respectively (1999: 63, 92 and 24).

  (20)  Other operating expenses: E 803 million (1999: 844; 1998: 658)

    Other operating expenses include E 76 million of additions to provisions for reorganization (1999: 152).

  (21)  Interest and similar expenses: E 102 million (1999: 67; 1998: 79)

	Year ended December 31,
	2000	1999	1998
	(in E millions)
Interest on long-term liabilities	16	15	10
Interest added to provisions	25	22	22
Interest on short-term liabilities	49	20	35
Other financial expenses	12	10	12

Total	102	67	79

    Other financial expenses mainly relate to hedge costs amounting to E 10 million (1999: 10, 1998: 12).

  (22)  Income taxes: E 310 million (1999: 264; 1998: 247)

    Income taxes in the statements of income of 2000 amounted to E 310 million (1999: 264), or 36.8% (1999: 38.4%) of income before income taxes. E 47 million of our total income taxes relates to tax authorities outside the Netherlands (1999: 34).

	Year ended December 31,
	2000	1999	1998
	(in percentages)
Dutch statutory income tax rate	35.0	35.0	35.0
Adjustment re effective income tax rate other countries	0.7	0.8	2.3
Permanent differences:
Non and partly deductible costs	0.6	0.5	0.3
Depreciation of goodwill	3.3	3.5	2.9
Other	(2.8)	(1.4)	(0.8)

Effective income tax rate	36.8	38.4	39.7

    Income taxes differ from the amount calculated by multiplying the Dutch income tax rate with the income before income taxes. In 2000, the effective tax rate was 36.8% (1999: 38.4%) or 1.8% (1999: 3.4%) higher than the statutory tax rate in the Netherlands (35%). The differences between the effective income tax rate and the statutory rate are due to permanent differences such as non-deductible amortization of goodwill, non- and partly- deductible costs and different income tax rates in other countries.

    Income tax expense consists of the following:

	Year ended December 31,
	2000	1999	1998
	(in E millions)
Current tax expense	230	304	212
Changes in deferred taxes (excl. acquisitions and foreign exchange rate effects)	80	(40)	35

Total income taxes	310	264	247

    In the year 2000, the current tax expense amounted to E 230 million (1999: 304). The difference between the income taxes in the statements of income and the current tax expense is due to timing differences. These differences are recognized as deferred tax assets or deferred tax liabilities. The deferred tax assets mainly relate to deferred claims on tax authorities.

    The following table shows the changes in deferred tax assets in 2000:

Statement of changes in deferred tax assets

Total
(in E millions)
Deferred tax assets at December 31, 1999	332
Changes	(92)
(De)consolidations / foreign exchange effects	1

Deferred tax assets at December 31, 2000	241

    Deferred tax assets consist of the following differences:

	At December 31,
	2000	1999
	(in E millions)
Differences between valuation for book and tax purposes of:
provisions	147	231
property, plant and equipment	15	17
other	79	84

Total deferred tax assets	241	332

    At December 31, 2000, deferred tax assets have been included under financial fixed assets for E 180 million (1999: 180) and under accounts receivable for E 61 million (1999: 152).

    The total accumulated losses at year-end 2000 amounted to E 600 million (1999: 491). With these losses carried forward, future tax benefits of E 207 million could be recognized (1999: 185). Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. A deferred tax asset will be taken into account if it is more likely than not that the losses will be utilized. We have not recognized E 150 million (1999: 134) of these potential future tax benefits, mainly due to the fact that utilization of these losses against future profits is less likely, for example as a result of the expiry of tax losses carried forward, restructuring and legislative changes. As a result of that we recorded deferred tax assets of E 57 million (1999: E 51).

    The total accumulated losses will expire according to the table below:

Expiration loss carry forward

(in E millions)
2001	17
2002	11
2003	21
2004	36
2005 and thereafter	515

Total	600

    The following table shows the changes in deferred tax liabilities in 2000.

Statement of changes in deferred tax liabilities

Total
(in E millions)
Deferred tax liabilities at December 31, 1999	176
Changes	(12)
(De)consolidations / foreign exchange effects	14
Deferred tax liabilities at December 31, 2000	178

    Of the total deferred tax liabilities E 14 million is of a short term nature (1999: 11).

    Deferred tax liabilities consist of the following differences:

	At December 31,
	2000	1999
	(in E millions)
Differences between valuation for book value and tax purposes of:
Provisions	67	76
Aircraft leases and other	111	100

Total deferred tax liabilities	178	176

Notes to the Consolidated Cash Flow Statements

  (23)  Net cash provided by operating activities: E 572 million (1999: 446; 1998: 646)

    Net cash provided by operating activities in 2000 totaled E 572 million, of which E 526 million was generated from net income. The increase in working capital of E 196 million had a negative impact on cash flow. Furthermore, utilization of provisions (E 170 million) negatively affected cash flow.

    Accounts receivable used cash flow of E 257 million, which mainly related to trade accounts receivable. The trade accounts receivable movement of E 355 million included E 112 million for acquisition and disposed subsidiary effects.

    Current liabilities increased the cash flow by E 106 million. Trade accounts payable increased by E 89 million, which was related to the growth in operating revenues. Other current liabilities increased by E 17 million.

  (24)  Net cash used in investing activities: E (1,242) million (1999: (735); 1998: (448))

    In 2000, net cash used in investing activities related primarily to acquisitions and to capital expenditures.

    In 2000, we acquired several group companies, mainly in logistics, for a total amount of E 1,023 million. The acquisitions include CTI Logistx Inc in the USA, Taylor Barnard Holdings Ltd in the UK, the Schrader Group in Germany and several other companies.

    In 2000, capital expenditures on property, plant and equipment amounted to E 392 million. Of this amount, E 109 million related to mail, E 208 million to express and E 75 million to logistics. In mail, capital expenditures related mainly to the reconfiguration of sorting centers and post boxes in post offices. In express, capital expenditures included investments in depots and hubs, fleet replacements, aircraft spare parts and Airbus aircraft. In logistics, the majority of capital expenditures related to acquisitions and equipment dedicated to the operation of contracts.

  (25)  Net cash used in financing activities: E 592 million (1999: 129; 1998: (48))

    Changes in equity resulted in a cash outflow of E 229 million. This amount consists of the final cash dividend for 1999 amounting E 83 million, a cash interim dividend for 2000 of E 46 million and a cash outflow related to a shares buy-back programme to cover outstanding option plans of E 100 million.

    In 2000, new long-term liabilities, net of repayments, resulted in a cash inflow of E 18 million.

    The acquired long-term liabilities totaling E 209 million relate to the sale & lease back programme for aircraft (E 37 million), the financing of Germany depots (E 37 million), the increased use of the CBA Facility in Australia (E 32 million), the financing of the acquisition of Taylor Barnard Holdings Ltd in the UK (E 98 million) and other loans (E 5 million).

    Repayments of long-term liabilities totaling E 191 million relate to finance leases (E 12 million), other loans (E 4 million) and the movement from long-term to short-term (E 175 million).

    In 2000 changes in short-term financing resulted in a cash inflow of E 803 million.

    Short-term financing increased by E 699 million due to a bridge finance facility used to finance the acquisition of CTI Logistx Inc in the USA. Of the remaining E 104 million, E 51 million relates to the financing of capital expenditures on property, plant and equipment, repayments of aircraft financing and the movement from long-term to short-term.

  (26)  Pro Rata Consolidation

    (No corresponding financial statement number)

    We account for joint ventures in which we and another party have equal control according to the pro rata consolidation method. Key information regarding the joint ventures is set forth below:

	Year ended and at December 31,
	2000	1999	1998
	(in E millions)
Total fixed assets	104	104	110
Total current assets	102	61	39
Group equity	73	60	54
Provisions	35	37	44
Long-term liabilities	9	9	1
Current liabilities	89	59	50
Net sales	349	261	234
Operating income	7	11	5
Net income	3	4	3
Net cash provided by operating activities	50	11	0
Net cash used in investing activities	(20)	(16)	(23)
Net cash used in financing activities	(1)	8	0
Changes in cash and cash equivalents	29	3	(24)

  (27)  Relationship with the State of the Netherlands

    (No corresponding financial statement number)

  The State as shareholder

    The Dutch State owned as of December 31, 2000, approximately 43.3% of our shares. The Dutch State announced on March 12, 2001, a proposed sale of approximately 7.3% of our ordinary shares, excluding a green shoe option to purchase an additional 15% of the sale. In connection with the sale of these ordinary shares, the State announced its intention to reduce its involvement in our management and affairs while safeguarding the public interest of the postal concession. The following description of the State's shareholdings and its involvement in our management and affairs does not take into account these recent developments.

  Special Share

    The State holds a special share, which gives it the right to approve decisions that lead to fundamental changes in our group structure. The State has committed itself to exercise the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system and also to protect its financial interest as a shareholder and not solely to protect us, or with the additional purpose of protecting us, from shareholder influence unwanted by us. The State may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board. Ownership of the special share gives the State the right to approve certain actions by us, including:

  •
  issuances of shares in our capital,

  •
  restrictions on or exclusions of the preemptive rights of holders of our ordinary shares,

  •
  mergers, demergers and dissolutions with respect to us and PTT Post,

  •
  certain capital expenditures,

  •
  certain dividends and distributions and

  •
  certain amendments to our articles of association and the articles of association of PTT Post, including any amendments to the articles of association with respect to

  –
  a modification of the objects clause that relates to performance of the concession obligations,

  –
  the creation of new classes of shares, profit sharing certificates or other securities entitling their holders to earnings and/or shareholders' equity,

  –
  the cancellation of the special share,

  –
  the cancellation of the preference shares A or the preference shares B,

  –
  the transfer of the special share,

  –
  the determination of the number of members of the Supervisory Board,

  –
  the appointment of three members of the Supervisory Board by the Minister of Transport and

  –
  the amendment of the rights attached to the special share.

  Option to Acquire Preference Shares A

    With a view to the State's general interest in us, upon the demerger we have granted the State an option to acquire our preference shares A, par value NLG 1, which have the same voting rights as our ordinary shares. This option may be exercised during or after an increase in our share capital in order to preserve the State's voting rights at a minimum of one-third of our voting capital, and in certain circumstances to increase its voting rights to 51.0% of our voting capital. Under our articles of association, 589,999,999 preference shares A are authorized for issuance. The option strike price is the nominal value of NLG 1.00 per preference share A, although upon exercise only NLG 0.25 per preference share A is required to be paid. The additional NLG 0.75 per preference share A would not be required to be paid by the State until a call for payment was made by us by resolution of the board of management. This resolution would be subject to approval of both the supervisory board and the State as holder of the special share. Beginning one year after the date of issue of any preference shares A to the State, the State would have the right to demand that we propose to our general meeting of shareholders that such preference shares A be cancelled, and the paid up amount returned to the State. If the general meeting of shareholders approved the return of the paid up capital, the State would then be required to lend the required amounts to us. If the State were to make such a demand after two years from the date of issue of the preference shares A, the State would not be required to loan the required amounts to us.

    The option of the State to acquire preference shares A may only be exercised in the event that:

  •
  neither we nor the Foundation for the Protection of TPG (Stichting Bescherming TPG)  fully exercise the put option or call option, respectively, which has been granted regarding preference shares B; and

  •
  the State reasonably believes that a person, as described in more detail in the Act on the Disclosure of Holdings 1996 in Listed Companies (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen  1996, the Wmz), has or will acquire an interest, which requires notification under the Wmz, in us of more than 10.0%, regardless of whether that person has reported acquiring its interest, unless this interest is or will be less than 15.0% and has been acquired with our consent. A person as referred to above includes a number of persons who, in view of their concerted actions, are assumed to have entered into agreements with respect to their interest in us.

    The issuance of preference shares A does not preclude the issuance of preference shares B, which represent greater voting rights than preference shares A issued.

    The State has negotiated the acquisition of this option to prevent, to the maximum extent possible, a third party from acquiring shareholders' influence in the general meeting of shareholders that might possibly damage the State's interest. The State shall not exercise this option on preference shares A for the sole or additional purpose of serving our interest by protecting us from unwanted shareholders' influence.

  Long-term Equity Interest and Option to Purchase Preference Shares A

    As of December 31, 2000 the State had committed not to reduce its interest in our voting capital to less than one-third before 2004. However, recently the State and ourselves have held discussions on the fact that the State considers it appropriate and possible that the State shall partially withdraw as ordinary shareholder in due course.

    The State has been granted an option to subscribe for preference shares A during or after an increase in the share capital of our company in order to preserve voting rights equal to a minimum of one-third of our voting capital. The State has been granted this option in order to allow it to maintain onethird of the voting rights without having to restrict our ability to issue ordinary shares. As indicated above, the State has advised us that it will commit itself to exercise this option only to safeguard the general interest and not solely to protect us from, or with the additional purpose of protecting us from shareholder influence unwanted by us. The State has agreed that after its equity interest is reduced to onethird of the voting capital of our company it will not without our consent transfer or encumber any shares before having agreed with us to protective measures to be included in the articles of association.

  The State as Creditor

    We have received two long-term loans from the State. At December 31, 2000, E 41 million of a 6.37% senior loan and E 31 million of a 6.72% subordinated loan were outstanding. See note 11 to our consolidated financial statements.

  The State as Customer

    The State is a large customer of ours, purchasing services from us on an arm's-length basis. In addition, the State may by law require us to provide certain services to the State in connection with national security and the detection of crime. These activities are subject to strict legal scrutiny by the Dutch authorities.

  The State as Regulator

    The postal system in the Netherlands is regulated by the State.

  (28)  Segment Information

    (No corresponding financial statement number)

	Mail	Express	Logistics	Inter- company	Total
	(in E millions)
Year ended and at December 31,
1998
Total operating revenues (1)	3,523	2,953	1,058	(125)	7,409
Depreciation and impairments	69	71	16		156
Operating income segments (2)	695	129	71		895
Amortization of goodwill					52
Non-recurring items					181
Total operating income					662
Property, plant and equipment	743	650	79		1,472
Total assets (3)	1,681	2,919	598		5,198
Capital expenditure on property, plant and equipment	168	219	40		427
Accounts receivable	n/a	n/a	n/a		1,260
1999
Total operating revenues (1)	3,651	3,538	1,522	(175)	8,536
Depreciation and impairments	63	92	24		179
Operating income segments (2)	741	151	86		978
Amortization of goodwill					68
Non-recurring items					176
Total operating income					734
Property, plant and equipment	775	797	146		1,718
Total assets (3)	1,614	3,509	1,099		6,222
Capital expenditure on property, plant and equipment	112	190	61		363
Accounts receivable	362	918	360		1,640
2000
Total operating revenues (1)	3,706	4,145	2,179	(94)	9,936
Depreciation and impairments	87	109	49		245
Operating income segments (2)	772	213	126		1,111
Amortization of goodwill					98
Non-recurring items					93
Total operating income					920
Property, plant and equipment	857	828	315		2,000
Total assets (3)	1,670	3,445	2,346		7,461
Capital expenditure on property, plant and equipment	109	208	75		392
Accounts receivable	387	931	592		1,910

(1)
Includes net sales and other operating revenues.

(2)
Excluding amortization goodwill and non-recurring items.

(3)
Identifiable assets used jointly for the segments have been allocated based on an estimated usage.

    Until the end of 1996, substantially all of our property, plant and equipment was located in the Netherlands. After the acquisition of TNT in December 1996, the amount and geographic distribution of assets of our company increased substantially. Property, plant and equipment of our company at December 31, 2000 was located as follows:

Location of property, plant and equipment at December 31, 2000 (1)

	Mail	Express	Logistics	Total
	(in E millions)
The Netherlands	802	97	9	908
Rest of Europe	37	616	199	852
Australia	10	96	17	123
Asia	7	11	5	23
USA and Canada	1	2	75	78
Rest of the World	0	6	10	16

Total	857	828	315	2,000

(1)
Identifiable assets used jointly for the segments have been allocated based on estimated usage.

  (29)  Differences between Dutch GAAP and US GAAP

    (No corresponding financial statement number)

    Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). The following is a summary of the significant differences in the case of our company.

  Employment schemes and group reorganization

    Under Dutch GAAP, restructuring provisions are required to be made in relation to anticipated costs of planned reorganizations based on our management's decision to restructure parts of the organization. There are no specific requirements as to the nature of items included in restructuring provisions. Under US GAAP, specific criteria relating to timing and nature must be met in order to recognize a liability and expense for costs associated with a restructuring.

    Under Dutch GAAP, we have recognized a provision for benefits offered to employees who elect to leave our company (post-employment benefit costs). Under US GAAP, we are required to recognize a liability for the contractual portion of these benefits in accordance with SFAS No. 112 "Employers' Accounting for Post-employment Benefits". The remaining costs are required to be recognized as an expense in the period in which the employee accepts the offer.

    Under Dutch GAAP, we have recognized a provision for redundant employee costs. Under US GAAP, we are required to recognize the portion of the provision that relates to employees that will not render future service to our company. The remaining costs are required to be recognized as an expense in the period in which the employee renders the service.

    Under Dutch GAAP, we have recognized a liability for future wage guarantees. Under US GAAP, we are required to recognize these costs in the period in which the service is rendered.

  Pension Costs

    We remit in advance pension premiums on a monthly basis to the Stichting Bedrijfspensioenfonds TPG and the Stichting Ondernemingspensioenfonds TPG. Together, these foundations cover the pension obligations (of a defined benefit nature) of the majority of our employees in the Netherlands. In addition, we have certain retirement provisions on our balance sheet, for instance in connection with the Dutch early retirement schemes. These provisions are based on actuarial assumptions and the application of methods prevalent in Dutch practice.

    Our subsidiary TNT participates outside the Netherlands in more than 30 pension plans. Most of the plans offer TNT no opportunity to participate in the administration of the plans and are defined contribution plans. Actuarial reviews are conducted annually of the major defined benefit plans (TNT Group Retirement Funds, schedules 2 and 3). We contribute to these two plans in accordance with actuarial recommendations. Our contributions to the defined benefit plans are expensed as made and the surplus assets of the plans are not reflected in our consolidated balance sheet.

    Under US GAAP, pension expense and related liabilities are based on a specific methodology that reflects the concepts of accrual accounting with amounts reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts charged to expense are typically different from amounts funded. The calculation of the income statement charge is more comprehensive and regulated, particularly as to the use of actuarial assumptions, than under Dutch GAAP.

    We adopted SFAS No. 87 for US GAAP purposes as of January 1, 1989. The expense for the significant defined benefit plans of our company is determined on the concepts of defined benefit plan accounting.

  Goodwill

    The amount of goodwill arising from the acquisitions of TNT and GD Express Worldwide N.V. under US GAAP differs from the goodwill under Dutch GAAP due to differences in the fair values. Higher goodwill under Dutch GAAP was recognized in 1999 when we acquired Jet Services, Nuova Tecno SpA ("Tecnologistica") and the Ansett Air Freight business due to reorganization provisions. In 2000 E 43 million lower goodwill was recognized due to an update of these provisions.

    At December 31, 2000, goodwill as determined under US GAAP is E 66 million lower (1999: 93) than under Dutch GAAP. The difference is amortized over up to 40 years.

  Other Differences

    Under Dutch GAAP, restoration of previously recognized impairments is required when the reason for the impairment is no longer valid. Under US GAAP, restoration of previously recognized impairments is prohibited.

    Under Dutch GAAP, the net proceeds before tax from the sale of activities and assets are included in operating revenues. Under US GAAP, these proceeds would not be considered operating income. This difference does not result in a reconciliation to US GAAP net income.

    Property, plant and equipment transferred to our company in connection with the incorporation of the postal and telecommunications business as of January 1, 1989, were valued at the then current value. This method is prescribed under Dutch law and acceptable under Dutch GAAP. US GAAP requires that property, plant and equipment be valued at historical cost. No adjustment to the Dutch GAAP accounts is made in the US GAAP reconciliation in relation to this difference, as the original historical cost cannot be determined.

    The interest related to pensions and other similar provisions is included in interest expense under Dutch GAAP. Under US GAAP, the interest on provisions of this nature would be considered pension expense and included in income from operations. This difference does not result in a reconciliation to US GAAP net income.

    Under Dutch GAAP, investments in joint ventures may be proportionately consolidated. In general, the proportionate consolidation method is prohibited under US GAAP. However, as allowed under the United States Securities and Exchange Commission's (SEC) rules applicable to Form 20-F, no adjustment has been made for this difference.

    We prepare our statement of cash flows in accordance with Dutch GAAP, which is consistent with International Accounting Standards. As allowed under the SEC's rules applicable to Form 20-F, no adjustment has been made for this difference.

    Under Dutch GAAP, all provisions are classified as long-term liabilities. US GAAP requires that the amount due within the next year be classified as current liabilities. This difference would increase current liabilities by approximately E 275 million at December 31, 2000 (1999: 349).

    Until 1998 self-insurance accruals were provided under Dutch GAAP with amounts derived from the insurance premium that would have been paid had the risk been insured. Under US GAAP, accruals that can be reasonably estimated are only recorded when and to the extent it is probable that a loss has been incurred at the balance sheet date.

    Expenditures for intangible assets such as certain software (not including system software) are expensed as incurred under Dutch GAAP. Under US GAAP, the cost of purchased software used in the business and costs associated with placing the asset in service to meet its intended use are capitalized.

    No goodwill arose on investments accounted for by the net asset value method (equity method) in 2000 (1999: 0). Under Dutch GAAP, this is shown separately on the balance sheet. Under US GAAP, this goodwill would be classified as an equity investment. This difference does not result in a reconciliation to US GAAP net income.

    Under Dutch GAAP, non-core investments held for resale are carried at historical cost or lower net realizable value. Under US GAAP, one of these investments is accounted for using the equity method. Prior years have been restated in the reconciliation.

  Net Income and Shareholders' Equity Reconciliation Statements

    The following statements summarize the principal adjustments, gross of their tax effects, which reconcile net income and total shareholders' equity under Dutch GAAP to the amounts that would have been reported had US GAAP been applied:

Net income

	Year ended December 31,
	2000	1999	1998
	(in E millions, except per share data)
Net income under Dutch GAAP	526	419	372
Adjustments for:
Employment schemes and group reorganization	(177)	(201)	(94)
Pension costs	96	(88)	(51)
Goodwill amortization	2	2	1
Restoration of previously recognized impairments	0	(15)	0
Depreciation on restoration of previously recognized impairments	4	1	1
Capitalized software	13	23	0
Depreciation of capitalized software	(10)	(4)	(5)
Self-insurance	(3)	(6)	(1)
Non-core investments	(106)	18	24
Tax effect of adjustments	63	100	52

Net income under US GAAP	408	249	299
Basic net income (in euros) per ordinary share and per ADS under US GAAP (1)	0.86	0.52	0.63
Diluted net income (in euros) per ordinary share and per ADS under US GAAP (2)	0.86	0.52	0.63
Diluted net income adjusted for goodwill amortization (in euros) per ordinary share and per ADS under US GAAP (2)	1.06	0.66	0.74

(1)
Based on the average amount of 477,146,660 ordinary shares, including ADSs (1999: 476,612,498 and 1998: 475,339,166).

(2)
Based on 477,311,585 ordinary shares, including ADSs (1999: 476,748,143 and 1998: 475,357,205).

Shareholders' equity

	At December 31,
	2000	1999
	(in E millions)
Shareholders' equity under Dutch GAAP	2,451	2,165
Adjustments for:
Employment schemes and group reorganization	333	535
Dividend	109	108
Pension liability	(648)	(754)
Goodwill	(66)	(93)
Restoration of previously recognized impairments, net of depreciation	(19)	(23)
Self-insurance	11	15
Capitalized software	22	20
Non-core investments and other(*)	(9)	106
Deferred taxes on adjustments	148	86
Shareholders' equity under US GAAP(*)	2,332	2,165

(*)
US GAAP equity on December 31, 1999 differs E 61 million from equity as published in the 1999 annual report. This is due to a recalculation of the foreign exchange rate effect of non-core investments in 1999 which is E 61 million less than published in 1999.

Shareholders' equity

(in E millions)
Shareholders' equity under US GAAP at December 31, 1998	1,994
Net income 1999 under US GAAP	249
Final dividend 1998 and interim dividend 1999	(127)
Translation adjustment	18
Foreign exchange rate effects non-core investments	31

Shareholders' equity under US GAAP at December 31, 1999	2,165
Net income 2000 under US GAAP	408
Final dividend 1999 and interim dividend 2000	(129)
Translation adjustment	(12)
Repurchase of company shares	(100)

Shareholders' equity under US GAAP at December 31, 2000	2,332

Comprehensive income under US GAAP

	Year ended December 31,
	2000	1999
Net income under US GAAP	408	249
Foreign exchange effects	(12)	18

Comprehensive income under US GAAP	396	267

  Newly Issued Statements of Financial Accounting Standards

    The Financial Accounting Standards Board in the United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, will affect our consolidated financial statements for US GAAP reporting.

    On June 15, 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for our company). FAS 133 requires that all derivative instruments be recorded on the balance sheet at its fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, it is the type of hedge transaction. The Board of Management of our company anticipates that, due to its limited use of derivative instruments, the adaptation of FAS 133 will not have a significant effect on our results of operations of its financial position.

  Credit Risk

    Our company is exposed to credit risk resulting from operational and financial transactions. As a consequence of the wide spread of trade balances over counter parties in different geographic regions and sectors, the credit risk the company faces from an individual counter party can be considered to be very limited.

    Financial transactions are only conducted with counter parties selected on their creditworthiness. The company has a system in place to monitor and review its counter parties on a regular basis.

  (30)  Pension scheme information

    (No corresponding financial statement number)

    We have three principal retirement plans of which two are pension plans and the third is an early retirement arrangement, applicable to most of the Dutch employees. The liabilities concerning the employees of the former companies TNT and GD Express Worldwide N.V. outside the Netherlands are separately covered by private insurers and foreign pension funds in which TNT participates.

    The first company pension plan, which is externally funded in the "Stichting Pensioenfonds TPG", covers the employees who are subject to our collective labor agreement being the majority of all Dutch employees.

    This pension plan and the corresponding early retirement plan have been negotiated to be merged into a renewed pension plan. This new pension plan meets new pension regulations.

    All employees participate in this plan and are eligible for a retirement pension at the attainment of the age of 62. Old age pension benefits are accrued on a annual basis of 2.25% of the qualifying salary. Furthermore, a temporary old age pension of 2% of the deductible is accrued to cover the 4 years before state pension commences. A transitional scheme exists for employees in service on December 31, 2000 who are 35 years or older. For these employees the company guarantees a benefit of at least 70% of the last qualifying salary from age 62 to 65. At the age of 62 part of the old age pension can be transferred into spouses' pension. Employees who are 42 years or older are also entitled to a transitional scheme. These employees will retire at age 65 and are entitled to an early retirement benefit of 80% of the qualifying salary. The first group who served 25 years or more on April 1, 1996 can retire at age 61 or after 40 years of service. The second group can retire at 62.

    In the renewed pension plan only the employer contributes to the fund. This contribution is based upon actuarial recommendations.

    Our second pension plan is externally funded in the "Stichting Ondernemings Pensioenfonds TPG". It covers all employees of 25 years and older with a personal employment contract (not subject to the collective labor agreement). The nature of the provisions of this plan is largely the same as in the first plan, although a new scheme is under construction in order to meet new pension regulations.

    Both pension funds run an actively managed investment portfolio. During 2000, the weight of fixed income investments increased to 34.9%, the weight of equity investments decreased to 58%, the weight of real estate investments (including international) went up to 6.9% and the cash and cash equivalents position increased to 0.2%.

    At the end of the year the strategic weight of equity and real estate remained at 65% (1999: 65%), with a tactical spread of - 10 and + 5. The risk involved can be met with a coverage ratio of over 150% of the liabilities.

    Our company, through TNT, participates in more than 30 foreign superannuating (pension) plans. The majority of these plans are of the defined contribution type; there is no additional liability for the company if these plans have insufficient assets. The major defined benefit plans are TNT Group Retirement Fund (Australia) schedules 2 and 3.

    These two major Australian defined benefit plans are subject to actuarial review. Both employer and participants contribute a proportion of the salary to these plans, in accordance with actuarial recommendations. These plans have a limited enforceability (generally 5% of the participant's salary) of employer's contribution obligation. The employer contributes a proportion of the salary whilst participants can mostly contribute optionally. These plans have an enforceable employer's contribution obligation. The directors are of the view that these plans have sufficient assets to satisfy all benefits, currently attributable to the plan participants.

    Plan assets comprise a mixed portfolio of investments, including fixed interest securities; Australian and overseas listed securities and real estate investments.

  US GAAP Disclosure on Pensions

    For US GAAP purposes the Projected Unit Credit Method was used to determine the Projected Benefit Obligation (PBO) and the Current Unit Credit Method was used to determine the Accumulated Benefit Obligation (ABO).

    The assets of the pension funds are stated at market value. The discount rate was assumed to be 6.25% in 2000 (1999: 5.5%) for our pension schemes. The assumed long-term rate of return on plan assets was 9% (1999: 9.5%) for our pension fund. Also assumed was a salary increase of 2.75% (1999: 2.5%) per annum.

    Information required to be disclosed in accordance with SFAS No. 87 with respect to the funded status of our main pension schemes at December 31, 2000 and 1999 and with respect to the net periodic pension costs for 2000, 1999 and 1998 are given in the table below. Furthermore the table contains additional disclosures, computed in accordance with SFAS No. 132.

Disclosures in accordance with SFAS 132

	2000	1999	1998
	(in E millions)
Changes in benefit obligations as of December 31
Beginning	(3,668)	(4,442)	(3,266)
Service costs	(103)	(152)	(100)
Interest costs	(207)	(206)	(198)
Plan participants contribution	(22)	(15)	(15)
Amendments	366	0	0
Actuarial gain/loss	286	1,071	(934)
Benefits paid	77	76	71
Ending	(3,271)	(3,668)	(4,442)
Change in plan assets as of December 31
Beginning	3,334	2,705	2,451
Return on plan assets	(41)	602	226
Employer contribution	44	88	85
Plan participants contribution	22	15	14
Benefits paid	(77)	(76)	(71)
Ending	3,282	3,334	2,705
Funded status as of December 31
Benefit obligation in excess of plan assets	11	(334)	(1,737)
Unrecognized transition costs	116	161	207
Unrecognized prior year service costs	(433)	(73)	(80)
Unrecognized net actuarial gain/loss	(670)	(792)	693
Prepaid benefit costs	(976)	(1,038)	(917)
Components of net periodic costs year ended December 31
Service costs	(103)	(152)	(100)
Interest costs	(207)	(206)	(198)
Expected return on plan assets	314	207	171
Amortization of transition costs	(46)	(46)	(46)
Amortization of prior year service costs	7	7	7
Actuarial gain/loss	52	(18)	6
Net periodic benefit costs	17	(208)	(160)
Amounts recognized in the Balance Sheet as of December 31
Prepaid (accrued) benefit costs	(976)	(1,038)	(917)
Accumulated other comprehensive income	0	0	(138)
Intangible assets	0	0	138
Reduction to equity	0	0	0
Weighted average assumptions as of December 31
Discount rate	6.3%	5.5%	4.5%
Expected return on plan assets	9.0%	9.5%	7.5%
Rate of compensation increase	2.8%	3.0%	2.5%
Rate benefit increase	2.0%	2.5%	2.0%
Pension liability US-GAAP/Dutch GAAP as of 31 December
Accrued pension costs in accordance with SFAS 87	(976)	(1,038)	(917)
Accrued pension costs in accordance with Dutch GAAP	(328)	(284)	(250)
Additional pension liability under SFAS 87	(648)	(754)	(667)
Pension expense US-GAAP/Dutch GAAP, year ended December 31
Net periodic pension expense in accordance with SFAS 87	17	(208)	(160)
Net periodic pension expense in accordance with Dutch GAAP	(79)	(120)	(109)
Additional pension expense under SFAS 87	96	(88)	(51)

    The accrued pension costs under US GAAP did not include an adjustment to recognize a minimum liability (1999: 0). In 2000, an additional intangible asset was not recognized (1999: 0); neither an amount was charged directly to equity (1999: 0).

  (31)  Subsidiaries and Affiliated Companies at December 31, 2000

    (No corresponding financial statement number)

    A number of affiliated companies have not been consolidated because of their limited financial importance.

    The full list containing the information referred to in Article 379 and Article 414, Title 9, Book 2 of the Dutch Civil Code is filed at the office of the Chamber of commerce in Amsterdam.

    Our most significant subsidiaries are specified below:

  1.
  TNT Limited (Australia)

  2.
  TNT Australia Pty. Limited (Australia)

  3.
  TNT Airways N.V./S.A. (Belgium)

  4.
  TNT Express Worldwide (Euro Hub) N.V./S.A. (Belgium)

  5.
  Financière Jet Services SNC (France)

  6.
  TNT Holdings (Deutschland) GmbH (Germany)

  7.
  TNT Global Express SpA (Italy)

  8.
  Koninklijke PTT Post B.V. (The Netherlands)

  9.
  TNT Holdings B.V. (The Netherlands)

  10.
  TNT Holdings (UK) Limited (United Kingdom)

  11.
  CTI Logistx Inc (USA)