Form 20-F
period 2001-12-31
TPG NV
filed 2002-03-04
CIK 1062573

Use these links to rapidly review the document
TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12() OR 12() OF THE SECURITIES EXCHANGE ACT OF 1934
OR
/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended 31 December 2001
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [            ] to [            ]

Commission file number: 1-14824

TPG N.V.
(Exact name of Registrant as specified in its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organisation)

Neptunusstraat 41 - 63
2132 JA Hoofddorp
The Netherlands
31 20 500 6000
(Address and Telephone Number of Principal Executive Offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange
Ordinary Shares, par value EUR 0.48 *

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

/x/ None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

/x/ None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

(Title of Class)
Ordinary Shares	480,259,522
Special Share	1

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

FORWARD-LOOKING STATEMENTS

        Except for historical statements and discussions, statements contained in this Annual Report constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Act of 1934, as amended. Any other document of TPG N.V. filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by or on behalf of us. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. In addition, forward-looking statements generally can be identified by the use of terms such as "ambition", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", or "continue" or similar terms.

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

  •
  Liberalisation—competitive forces in liberalised markets, including pricing pressures, technological developments, and our ability to retain market share in the face of competition from existing and new market entrants and to enter new markets;

  •
  General business conditions—general economic conditions, government and regulatory policies, and business conditions in the markets served by us, including adverse impacts of the September 11 terrorist attacks and subsequent hostilities on the world and the U.S. economies and our mail, express and logistics businesses and potentially higher operating costs;

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

  •
  Introduction of the euro—uncertainties associated with developments related to the introduction of the euro, including price transparency, and fluctuations in exchange rates;

  •
  Incidents—the occurrence of incidents including terrorism, sabotage or explosions in connection with the transport of hazardous materials or the operation of our ground fleet;

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

PRESENTATION OF INFORMATION AND EXCHANGE RATES

        Unless otherwise specified or the context requires otherwise, "us", "we", "our" and the "Company" refer to TPG N.V. and all its group companies as defined in Article 2:24b of the Netherlands Civil Code.

        References to "dollars", "U.S.$" and "$" are to United States dollars, references to "euro", "Euro" and "EUR" are to the currency introduced at the start of the second stage of the Economic and Monetary Union ("EMU") pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union. The conversion rates between the euro and the participating member states' national currencies were irrevocably fixed on 30 December 1998. Our consolidated financial statements are reported in euros (EUR). Previously presented statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since 1 January 1999 for all periods presented (EUR 1 = NLG 2.20371).

        US dollar amounts are unaudited and have been translated solely for your convenience at and for the year ended 31 December 2001, from euro into US dollars at an exchange rate of $0.8901 per EUR 1.00, the noon buying rate in The City of New York for cable transfers as certified by the Federal Reserve Bank of New York on 31 December 2001. For information regarding the rate of exchange between euro and US dollars, see "Item 3—Key Information—Exchange Rate Information". We do not represent that the US dollar amounts presented in the US dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

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

        Our mail business is an integral part of our total business and during 2001 represented 34.9% of our total operating revenue and 69.2% of our total operating income (before amortisation of goodwill and non-allocated items). Our postal mail business delivers information such as letters, bank statements as well as other printed matter. Technologies such as facsimiles, e-mails and the Internet can be used to send or make available such information faster and, in many cases, at a lower price than traditional mail services. Due to increased substitution, among other factors, traditional mail volumes in the Netherlands have decreased in recent years, and no growth is expected at least through 2003. An increase in the substitute use of these technologies would likely result in a further decrease in the use of our traditional mail services. If substitution occurred on a large scale, it could adversely affect the volumes, revenues and profitability of our mail business and our company as a whole. Substitution also could adversely affect volumes, revenues and profitability of our express business.

  The Dutch and European Union postal regulatory regimes are changing rapidly and in an unpredictable manner, and if we fail to anticipate and react to changes resulting from the further liberalisation of the Dutch and EU mail markets, our revenues and profitability will suffer.

        The Dutch and European Union regulatory regimes under which our mail business operates are changing in an unpredictable manner. In the Netherlands, the process of liberalisation of the postal market, which began in the late 1980s, is continuing and additional segments of the Dutch postal market are being opened to free competition. This presents a number of risks to our mail business. For example, we presently have the exclusive right under Dutch law to provide mail services classified as Reserved Postal Services. However, the scope of Reserved Postal Services has been reduced in 2000, allowing other companies to provide services formerly reserved for us. In 2000, the Dutch postal law was amended to permit open competition for all letter items above 0.1 kilograms, all printed material and outbound international mail. In the future, we also could be required by Dutch or EU regulations to offer components of our mail collection delivery and distribution services to competitors, possibly at a price below cost. Dutch and EU regulators also may impose additional rules intended to reduce the costs of our services to consumers. Pursuant to the Postal Act, we are required to maintain separate internal accounts for the cost and revenue for the Reserved Services on the one hand and for non-Reserved Mandatory Services on the other. The system for allocating the revenue and costs requires the approval of OPTA, the Dutch independent regulatory authority for post and telecommunications. The OPTA has attached additional obligations to its approval which are unacceptable to us and we have petitioned the District Court in Rotterdam to set aside the additional obligations imposed by OPTA. If the additional obligations are upheld, they may have serious consequences for the organisation of our group and the postal distribution network maintained by it. In addition, the obligations may have serious implications for the pricing of the various services provided by us. The impact of these developments and other past and future changes in the Dutch and EU postal regulatory regimes could adversely affect our revenues and profitability.

        The process of liberalisation of other European Union postal markets also presents us (and our competitors) with potential opportunities for expansion into new markets in Europe, whether through organic growth, acquisitions or strategic alliances. However, the parameters of regulatory change are difficult to predict at this time, and it is unclear what the regulatory environment in the Netherlands and the other countries of the European Union that we operate in will be in the future. The Dutch State's plan to decrease its involvement with us could lead to changes in the regulatory regime in the Netherlands. If we fail to anticipate and react to the changes in the Dutch and EU postal markets resulting from changes in regulation, we may not be able to compete effectively in these markets.

  Intensifying competition may place a downward pressure on prices and could have an adverse effect on our revenues and profitability.

        We compete with many companies and services on a local, regional, European and international level. Our competitors include the postal operations of other nations in Europe and the United States, motor carriers, express companies, freight forwarders, air couriers and others. We expect competition to intensify in the future in all of our three businesses. In the Netherlands, our present market share in the mail business results from being the former government-operated monopoly but we expect this to be eroded due to the continuing liberalisation of the Dutch mail regulatory regime. In Europe, we face heightened competition in our express business particularly from U.S.-based express service providers who are aggressively investing in the market. We are also continuing the expansion of our express business into the United States and Asia Pacific, regions which are characterized by intense competition from large companies. Our strategy for the express division focuses on the quality of services rather than on price discounts. Nevertheless, increased competition may force prices for our services down and by meeting lower prices our revenues and profits may decrease.

        The trends towards liberalisation of European postal markets may also result in further consolidation within the mail and express businesses as competitors seek to expand into newly opened geographic markets and former state postal monopolies enter into acquisitions or alliances in order to expand the range and geographic coverage of their services. In logistics, we expect the present trend towards consolidation to continue. Consolidation within the mail, express and logistics businesses may result in increased competition.

  A sustained economic downturn could continue to adversely affect our business, results of operations and financial condition.

        Developments and trends in the world economy may have a material adverse effect on our financial condition and results of operations. For example, a sustained decline in the international economy, which slowed during 2001, typically results in a decline in the demand for express delivery services. Because our express delivery business has high fixed costs and greatly depends on high volume to recover such costs, a global economic downturn could have a material adverse effect on the results of our express delivery business, and this would adversely effect the results of our business as a whole. In addition, a decline in the automotive industry, particularly the U.S. automotive industry, could result in a decline in the demand for our logistics services. Because a significant portion of the customers of our logistics business are automotive companies, a decline in the demand from the automotive companies may have a material adverse effect on our logistics business.

        In recent months there has been a downturn in economic conditions worldwide. If economic conditions do not improve, our business, results of operations and financial condition could be materially adversely affected. Moreover, the economic slowdown and the effect that it may have on our business could be exacerbated by the terrorist attacks in the United States on 11 September 2001 and the actions and developments stemming from those events that have occurred or may occur in the future, which have adversely affected several industries in which we have customers. Customer demand for our express delivery services, particularly for Express International, slowed in 2001. These factors, amongst others, caused that operating revenues for our express division to decrease by 0.1% overall as compared to 2000, and Express International operating revenues to decrease by 8.4%. The adverse impact of this downturn on some of our customers may lead to a further decline in demand for our products and services. If this were to occur, it could harm our business, results of operations and financial condition and lead to a drop in the trading price of our shares.

  Unfavourable decisions of the European Community or by national competition boards concerning joint ventures or acquisitions could restrict our growth and ability to compete in the market for mail, express and logistics services.

        As a part of our strategy to expand our businesses, from time to time we seek alliances with other postal operators, express integrators and providers of logistics services, acquire shares in companies providing such services or acquire such businesses. Any approval of a joint venture or an acquisition of shares or a business by the Merger Task Force of the European Community or by national competition boards may contain certain restrictions or conditions with respect to the intended transaction. For example, in 2001, the Merger Task Force required that we divest our Dutch cross border mail business operated under the TNT International Mail brand in order to obtain the approval for the establishment of our joint venture with Consignia Plc and Singapore Post Pte Ltd.

        We may not be able to implement a transaction as contemplated in compliance with any restrictions or conditions imposed by the Merger Task Force of the European Community or national competition boards, and these restrictions or conditions may negatively affect the revenues and profitability of the joint venture or acquired business. If we are unable to implement a foreseen transaction under the restrictions or conditions applicable, or if the intended transaction is prohibited, we may be unable to develop alternative approaches to expand our business geographically. This would have an adverse effect on our ability to pursue our growth strategy and to achieve a recognized world leadership position in the mail, express and logistics service businesses.

  Our businesses are subject to extensive government regulation and compliance with regulations can result in significant costs and limit our flexibility in operating our business and negatively affect our revenues and profitability.

        We are subject to a wide variety of complex and stringent aviation, transportation, environment, employment and other laws and regulations in the Netherlands, the European Union and the other jurisdictions where we operate. Existing regulations are subject to constant revision and new regulations are constantly being adopted. For example, in our mail and express businesses, we operate various types of aircraft throughout Europe and are required to comply with a wide variety of international and national laws and regulations. In some of the markets in which we operate, regulations have been adopted (or proposed) which impose night time take off and landing restrictions, aircraft capacity limitations and similar measures in order to address the concerns of local constituencies. Night-time operations at our Liege, Belgium air express hub have been challenged in the past. A curtailment of night-time takeoffs and landings at any of our key facilities, such as Liege, would likely harm our business. Following the September 11 attacks, the U.S. government imposed stringent new security measures on air carriers and compliance with additional measures that may be imposed could result in additional operating costs. Our failure to comply with, or the costs of complying with, existing or future government regulation could negatively affect our revenues and profitability.

  Our businesses depend on fuel, and fluctuations in the price of fuel could materially reduce our revenues and profitability.

        We require a large amount of gasoline, diesel fuel and jet fuel to run the delivery vehicles and aircraft essential to our operations. Increases in the price of fuel generally could increase the cost of our operations. Competitive or other pressures may prevent us from being able to pass on all or a portion of these increased costs to our customers. If we do increase the rates for our services, our customers may use alternative delivery methods and our volumes and revenues may decrease. Consequently, increases in the cost of fuel could result in decreases in our revenues and profitability. Although we enter into hedging agreements and other contracts that limit our exposure to fluctuations in the price of fuel, these measures may turn out not to be adequate or may subject us to increased operating costs.

  As an international business, we are exposed to various global and local risks that may have a material adverse effect on our financial condition and results of operations.

        We operate around the globe and provide a worldwide service with facilities in many countries which means that we are confronted with complex legal and regulatory requirements in many jurisdictions. These include tariffs, trade barriers and requirements relating to withholding taxes on remittances and other payments. Our international operations are also exposed to local business risks and challenges. We face potential difficulties in staffing and managing local operations. We are exposed to the credit risks of local customers and distributors, and these difficulties will increase as we pursue our strategy to expand our operations to new markets. Our overall success as a global business depends, in part, on our ability to succeed in different economic, social and political conditions. We may not be able to continue to succeed in developing and implementing policies and strategies that are effective in each location where our business is conducted. Any failure to do so may have a material adverse effect on our financial condition and results of operations.

  As an international business, we are exposed to currency fluctuations that could have a material adverse effect on our financial condition and results of operations and the comparability of our financial statements.

        We report the financial condition and results of operations of our businesses in the relevant local currency and then translate them into euros at the applicable exchange rates so that these results can be included in our consolidated financial statements. The exchange rates between these currencies and the euro may fluctuate substantially. In recent years, we generated a significant part of our total revenues and our operating expenses in currencies other than euro. See note 16 to our consolidated financial statements. As we expand our international operations, we expect that an even greater portion of our revenues and costs will be denominated in non-euro currencies. In addition, the value of euro has fluctuated significantly since its introduction on 1 January 1999. As a result, currency fluctuations could have a material adverse effect on our financial condition and results of operations in any given reporting period, and may significantly effect the comparability of our financial statements from period to period. Although we enter into hedging arrangements and other contracts in order to attempt to reduce our exposure to currency fluctuations, these measures may turn out to be inadequate or may subject us to losses.

  The introduction of the euro and the replacement of currencies in which we presently conduct our business may expose pricing differentials that could place a downward pressure on prices and adversely effect our revenues and income.

        On 1 January 1999, eleven of the fifteen countries of the European Union established fixed conversion rates between their sovereign currencies and the euro and adopted the euro as their new common currency. Per 1 January 2001, a conversion rate for the Greek drachma against the euro was fixed. Until 1 January 2002, the euro currently traded on currency exchanges while the sovereign currencies remained legal tender in the participating countries. The Netherlands has adopted the euro, and we currently conduct a large portion of our total business in the Netherlands and in eleven other European countries that have now adopted the euro. Although many countries that have adopted the euro recorded prices in euro, the elimination of sovereign currencies in 2002 will expose pricing differentials in the different participating countries. This increased transparency may create a downward pressure on prices in the markets in which we compete, and this pressure may result in a decrease in our revenues and income.

  A decline in the value of the euro could reduce the value of your investment and any dividends you receive.

        Fluctuations in the exchange rate between the US dollar and the euro will affect the US dollar equivalent of the euro price per American Depositary Receipt (ADR) and the US dollar value of any cash dividends. If the value of the euro relative to the US dollar declines, the market price of the ADRs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the US dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on the ADRs. Since the beginning of January 1999 through 31 December 2001 the value of the euro relative to the US dollar declined by 24.6%.

  A downgrade in our credit rating by Standard & Poor's and Moody's may have an impact on our financing costs and our ability to finance our operations and acquisitions which could affect our ability for a sustainable growth in revenues, profitability, reputation and share price.

        A downgrade in our credit rating of our company as determined by S&P and Moody's may impact our ability to obtain funds from financial institutions and banks. During February 2002, Moody's announced that it has placed on review for possible downgrade our Aa3 senior unsecured ratings in light of "the difficult operating environment facing TPG and the challenges of integrating and improving the operating performance of acquired entities". Downgrades in these credit ratings could harm our ability to obtain future financing and could also increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt and incur new debt. Our debt portfolio has a predominantly long-dated and fixed rate profile.

  The State of the Netherlands is our largest shareholder and has the right to approve important decisions concerning our business, which may adversely affect the value of your investment.

        The State of the Netherlands is presently our largest shareholder, holding approximately 34.8% of our outstanding ordinary shares. The State has announced its intention to limit its involvement with us, and as part of this, plans to reduce its shareholdings to approximately 10% of our outstanding shares. Future substantial sales by the State of our ordinary shares, or the availability of large amounts of our ordinary shares for sale, may adversely affect the market price of the shares and the value of your investment. It may also negatively affect our ability to raise additional capital by offering new ordinary shares.

        Besides being our largest shareholder, the State currently has a number of rights under our articles of association and other arrangements with us that provide it with significant influence over us. For example, the Minister of Transport currently appoints three of the nine members of our Supervisory Board. The State also has a veto right over many important decisions concerning our business, including decisions about fundamental changes in our business and our corporate structure. The State has committed itself to exercise its influence to safeguard its general interest in having an efficiently operating nation-wide postal system and to protect its financial interest as a shareholder. The interests of the State may, however, in some cases differ from the interests of our other investors. Among other things the State may exercise its rights to delay, deter or prevent a potential change of our control or the exercise of influence by another large shareholder. The State's substantial ownership and the existence of these special rights may discourage bids for our ordinary shares by third parties. This factor could adversely affect the price of our shares and the value of your investment.

  We depend on a number of facilities for which we have limited or no back-up facilities, so if operations were disrupted at one or more of these facilities, our business and operating results would suffer.

        A portion of our infrastructure is concentrated in single locations for which we have limited or no back-up facilities in the event of a disruption of operations. An example of this is our European express air hub in Liege, Belgium. The operation of our facilities involves many risks, including power failures, the breakdown, failure or substandard performance of equipment, the possibility of work stoppages or civil unrest, natural disasters, catastrophic incidents such as airplane crashes, fires and explosions and normal hazards associated with operating a complex infrastructure. If there was a significant interruption of operations at one or more of our key facilities and operations could not be transferred to other locations we may not meet the needs of our customers, and our business and operating results would be adversely affected.

  Incidents resulting from our transport of hazardous materials or a major incident involving our sorting centers, air or road fleet may adversely affect our revenues, profitability, reputation and share price.

        We transport hazardous materials for a number of our customers in the automotive, biomedical and chemical industries. The hazardous consignments include airbags, batteries, paint, blood samples, medical substances, dry ice and chemicals. We face a number of risks by transporting these materials, such as personal injury or loss of life, severe damage to and destruction of property and equipment and environmental damage. Incidents involving these materials could result from a variety of causes, including sabotage, accidents or the improper packaging or handling of the materials. If a significant incident occurred our operations may be disrupted and we could be subject to a wide range of potentially large civil and criminal liabilities. This factor could negatively affect our revenues and profitability. A significant incident, particularly a well-publicized incident involving potential or actual harm to members of the public, could also hurt our reputation and the market price of our ordinary shares.

        As an owner and operator of a large fleet of aircraft and trucks we are involved in activities which expose us to liability in the case of a major air or road incident, not only for our employees, facilities and third party property but also to the general public. An incident involving one of our aircraft or vehicles could cause significant loss of life and property and could adversely impact our reputation and impact the price of our shares adversely.

        A major incident caused by hazardous materials could lead to additional measures or restrictions imposed on us by local or governmental authorities. Such additional measures or restrictions could disrupt our processes and may lead to additional operating costs.

  We may not accurately forecast our future infrastructure requirements, which could result in excess capacity or insufficient capacity and negatively affect our revenues and profitability.

        In order to maintain our market position and grow our business we must make large on-going investments in infrastructure such as aircraft, trucks and depots. In our logistics business we are at times required to make large investments in order to meet our obligations under agreements with major customers. These investments often require substantial lead-times and involve significant fixed costs. We base our infrastructure investments on forecasts of our future capacity requirements. It may be difficult to forecast accurately our future requirements, since they are based on a large number of factors, including factors beyond our control such as general economic conditions and changes in governmental regulation. As a consequence, there may be a mismatch between our investment and our actual requirements. If we underestimate our future capacity requirements we will not be able to meet the needs of our customers and could lose business, market share, revenues and profits. If we overestimate our future needs (or if major contracts are cancelled by customers), we will experience costly excess capacity and this could adversely affect our profitability.

  Strikes, work stoppages and work slowdowns by our employees and the terms of new collective labour agreements could negatively affect our revenues and profitability.

        The success of our business also depends upon avoiding strikes, work stoppages and slowdowns by our employees. Industrial action by large unions or even relatively small but key groups of our employees, such as airline pilots, could seriously disrupt our operations. Industrial action may occur for reasons unrelated to our collective labour agreements with a particular union or group of employees. For example, our employees may refuse to cross picket lines established by other unions from other companies. Our collective labour agreement with approximately 66,000 employees in the Netherlands is subject to a renewal in May 2002. If we are not able to renew this agreement or other key agreements with our employees, and a strike, work stoppage or work slowdown occurs, our revenues and profitability could be adversely affected.

        Our business may also be negatively affected by the terms of collective labour agreements that we conclude with our employees. These terms could include increases in compensation and employee benefits, work rules less flexible than those of our competitors, and limitations on future workforce reductions. Our profitability could suffer if we are not able to conclude collective labour agreements on satisfactory terms with our employees.

  The integration of newly acquired businesses involves significant challenges and costs and may not be successful, which could adversely affect our operating results.

        We have entered into a number of significant acquisitions in recent years, and growth through acquisitions remains a key element of our strategy. The integration of newly acquired businesses involves inherent costs and uncertainties that include the effect on the acquired businesses of integration into our organisation and culture and the availability of and demands on management resources to oversee the integration and manage the newly acquired businesses. The integration of the international companies we have acquired in recent years, particularly in the logistics division, has resulted in significant challenges and costs in the areas of finance, operations, IT, strategy and human resources. If an existing or future integration effort is delayed or is not successful we may incur additional costs and the value of our investment in the acquired company may decrease significantly and our growth strategy may not be successfully achieved. Any material delays, unexpected costs or other problems encountered in connection with integrating newly acquired businesses could have an adverse effect on our revenues and profitability.

  The legal concept of limited liability for loss or damage of goods we carry is increasingly being challenged and this has resulted in increased exposure to claims.

        We transport goods under the conditions of the international conventions in respect of the carriage of goods by air (Warsaw Convention) and by road (CMR Conventions). These conventions contain provisions that limits our liability in case we lose or damage shipments belonging to our customers. In the past this principle was generally accepted as normal business practice but in recent years the courts and regulators in an increasing number of jurisdictions are more sympathetic to allegations of "gross negligence" or "lack of due care" thereby setting aside the principles of limited liability. This trend exposes us to more and increased loss and damage claims. Furthermore, a number of major customers are no longer prepared to accept these established limits of liability and these factors together with the increased value of the goods we carry, have resulted in a significant increase in our financial exposure to claims.

  Selected Financial Data

        The selected consolidated financial data for each of the years in the three-year period ended 31 December 2001 has been derived from our consolidated financial statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended 31 December 1998 has been derived from our consolidated financial statements not included in this annual report. The consolidated financial statements have been prepared as if we had existed as a separate group for all years presented. We are a holding company and were incorporated under the laws of the Netherlands on 29 December 1997. We were formed when our former parent company, Koninklijke PTT Nederland N.V., demerged its mail, express and logistics divisions. Although the demerger occurred on 28 June 1998, it was effectively retroactive to 1 January 1998.

        Our consolidated financial statements are reported in euros (EUR). Previously presented statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since 1 January 1999 for all periods presented (EUR 1 = NLG 2.20371).

        The consolidated financial information set forth below at year-end and for each of the years in the five-year period ended 31 December 2001 have been derived from the audited financial statements.

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

        We have acquired a number of companies and businesses during the five-year period ended 31 December 2001, which limits the comparability of our year on year figures.

        Our company implemented changes in accounting principles under Dutch GAAP in respect of the treatment of restructuring and reorganisation provisions and pension liabilities, which took effect from 1 January 2001. The effect of these changes has been to reduce 2000 net income of EUR 526 million by EUR 53 million to EUR 473 million. For comparative purposes, the consolidated data for the years 1997-2000 in respect of the income statement and balance sheet has been restated. The segmental financial data (mail, express and logistics) has been restated for the years 1999 and 2000. The segmental data for the years 1997 and 1998 has not been restated. The restatements for the years 1997 and 1998 are impracticable as our company was not fully divisionalised in those years and the assumptions and judgements required are such that any restatement is not meaningful. Furthermore, our company was only demerged from Koninklijke PTT Nederland N.V. with effect from 1 January 1998.

        In "Item 5—Operating and Financial Review and Prospects" financial data for 1999 and 2000 has been restated for the changes in accounting policies described above.

        In our consolidated financial statements we have reflected the restatements for the years 1999 and 2000. In note 29, we have based the net income and shareholders' equity reconciliation statements on the restated net income and shareholders' equity under Dutch GAAP for the years 1999-2000.

	Year Ended 31 December
* Restated for changes in accounting principles	2001 US$	2001 EUR	2000* EUR	1999* EUR	1998* EUR	1997* EUR
	(in millions, except percentages and per share data)
Income statement data
Amounts in accordance with Dutch GAAP:
Net sales	9,772	10,979	9,810	8,468	7,314	6,852
Total operating income	905	1,017	821	423	496	612
as % of total operating revenues	9.1	9.1	8.3	5.0	6.7	8.8
Income before income taxes	822	924	761	398	477	546
Net income	521	585	473	231	278	328
Net operating income per ordinary share and per ADS(1)	1.91	2.14	1.72	0.89	1.04	1.28
Net income per ordinary share and per ADS(1)	1.10	1.23	0.99	0.48	0.58	0.69
Net income per ordinary share and per ADS on a diluted basis(2)	1.10	1.23	0.99	0.48	0.58	0.70
Net income adjusted for amortisation per ordinary share and per ADS on a diluted basis(2)(4)	1.36	1.52	1.20	0.63	0.69	0.81
Dividend per share paid in 2001(3)	0.33	0.37	0.36	0.36	0.36	n/a
Dividend per share declared over financial year	0.34	0.38	0.36	0.36	0.36	n/a
Issued share capital	205.2	230.5	217.4	216.7	215.9	n/a
Amounts in accordance with US GAAP:
Net sales	9,772	10,979	9,810	8,468	7,314	6,852
Total operating income	830	932	716	425	515	656
Income before income taxes	747	839	661	400	496	591
Net income	431	484	408	249	299	344
Net operating income per ordinary share and per ADS(1)	1.75	1.96	1.50	0.89	1.08	1.39
Net income per ordinary share and per ADS(1)	0.91	1.02	0.86	0.52	0.63	0.73
Net income per ordinary share and per ADS on a diluted basis(2)	0.91	1.02	0.86	0.52	0.63	0.73
Net income adjusted for amortisation per ordinary share and per ADS on a diluted basis(2)(4)	1.17	1.31	1.06	0.66	0.74	0.84

(1)
In 2001 based on the average capital stock of 475,008,754 ordinary shares entitled to dividend, including shares represented by ADSs (2000: 477,146,660, 1999: 476,612,498, 1998: 475,339,166, 1997: 473,289,921). Please note that we have 1 issued special share.

(2)
In 2001 based on 475,084,174 ordinary shares entitled to dividend, including shares represented by ADSs (2000: 477,146,660, 1999: 476,612,498, 1998: 475,339,166, 1997: 473,289,921).

(3)
The US dollar exchange rates against the euro on the day of payment were $1.17 (25 September 1998), $1.03 (7 June 1999), $1.05 (27 September 1999), $0.96 (8 June 2000), $0.88 (2 October 2000), $0.86 (29 May 2001) and $0.91 (20 August 2001).

(4)
"Net income adjusted for amortisation" represents net income after adding back the amortisation charge on intangible assets. Net income adjusted for amortisation is included because management believes it is a useful indicator commonly used by analysts in assessing the company's performance. Net income adjusted for amortisation should not be considered as a substitute for operating income, net income, cash flow or other statements of operations or cash flow computed in accordance with Dutch or US GAAP or as a measure of a company's results of operations or liquidity.

Note:
At 31 December 2001, 480,259,522 ordinary shares were issued (2000: 479,166,412, 1999: 477,584,095, 1998: 475,790,901). At each year end 1 special share was issued as well.

	At 31 December
*Consolidated Group numbers restated for changes in accounting principles	2001 US$	2001 EUR	2000* EUR	1999* EUR	1998* EUR	1997* EUR
	(in millions of euros, except percentages)
Balance sheet data
Amounts in accordance with Dutch GAAP:
Total assets	7,525	8,454	7,596	6,299	5,194	4,879
Long-term liabilities	1,592	1,789	577	523	219	150
Provisions	1,044	1,173	1,311	1,356	1,308	1,187
Group equity	2,224	2,499	2,090	2,033	1,871	1,184
as % of total liabilities and group equity	29.6	29.6	27.5	32.3	36.0	24.3
Amounts in accordance with US GAAP:
Total assets(1)	7,466	8,388	7,398	6,293	5,352	4,963
Long-term liabilities	1,592	1,789	577	523	219	150
Provisions	949	1,066	1,250	1,356	1,308	1,187
Group equity(1)	2,362	2,653	2,340	2,175	2,000	1,196
Mail financial data (1999 and 2000 restated)
Total operating revenues	3,468	3,896	3,706	3,651	3,523	3,281
Operating income(2)(4)	695	781	713	447	695	652
as % of total operating revenues(4)	20.0	20.0	19.2	12.2	19.7	19.9
Depreciation and impairments	88	99	87	63	69	56
Total assets(3)	2,085	2,342	1,805	1,614	1,681	1,748
Express financial data (1999 and 2000 restated)
Total operating revenues	3,684	4,139	4,145	3,538	2,953	2,824
Operating income(2)(4)	149	167	156	17	129	125
as % of total operating revenues(4)	4.0	4.0	3.8	0.5	4.4	4.4
Depreciation and impairments	108	121	109	92	71	55
Total assets(3)	2,995	3,365	3,445	3,509	2,919	2,711
Logistics financial data (1999 and 2000 restated)
Total operating revenues	2,782	3,125	2,179	1,522	1,058	894
Operating income(2)(4)	160	180	110	52	71	59
as % of total operating revenues(4)	5.8	5.8	5.0	3.4	6.7	6.6
Depreciation and impairments	69	78	49	24	16	25
Total assets(3)	2,445	2,747	2,346	1,099	598	475

(1)
The 1997 number is adjusted to include non-core investment activities.

(2)
Excluding amortisation of goodwill and non-allocated items.

(3)
Identifiable assets used jointly for the segments have been allocated based on estimated usage.

(4)
Impact of the changes in accounting principles have not been restated in the 1998 and 1997 amounts as management considers this impracticable to do so.

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

        We annually pay interim and final dividends. For the final dividend with respect to 2001 we will pay our shareholders (including holders of ADSs) a dividend in cash of EUR 0.24 per ordinary share, so that the total amount paid as dividend with respect to 2001 equals EUR 0.38 per ordinary share.

        The ordinary shares are denominated in euro. In 2001, our articles of association were changed whereby the nominal value of the shares were re-denominated from Dutch guilders to euros. Exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs on conversion by Citibank N.A., as depositary, of such dividends.

        For a discussion of the material Dutch income tax provisions regarding the taxation of dividends on the ordinary shares, see "Item 10—Additional Information—Taxation".

  Exchange Rates

        The following tables set forth the noon buying rates in the City of New York for cable transfers as certified by the Federal Reserve Bank of New York for the Dutch guilder, restated in euro for all periods prior to 1 January 1999, and, for all subsequent periods, the noon buying rates for the euro. For the calculation of the euro amounts for all periods prior to 31 December 1998, we have restated the applicable noon buying rate for the Dutch guilder into euro at the official fixed conversion rate of NLG 2.20371 per EUR 1.00. This restatement matches the restatement into euro of our consolidated financial statements, which for all periods prior to 1 January 1999, were prepared in Dutch guilders and the Dutch guilder amounts were restated into euro amounts.

        The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Exchange rates Year	High	Low	Period End	Average Rate(1)
	(U.S.$ per EUR 1)
1997	1.2530	1.0482	1.0867	1.1287
1998	1.2262	1.0725	1.1741	1.1109
1999	1.1812	1.0016	1.0070	1.0653
2000	1.0335	0.8270	0.9388	0.9228
2001	0.9535	0.8370	0.8901	0.8955

(1)
Average of the noon buying rates on the last day of each month during the year.
Quarter Exchange rates	High	Low	Period End	Average Rate(1)
	(U.S.$ per EUR 1)
Q1 2000	1.0335	0.9524	0.9574	0.9869
Q2 2000	0.9648	0.8891	0.9545	0.9338
Q3 2000	0.9548	0.8462	0.8837	0.9042
Q4 2000	0.9388	0.8270	0.9388	0.8687
Q1 2001	0.9535	0.8794	0.8794	0.9221
Q2 2001	0.9032	0.8425	0.8474	0.8736
Q3 2001	0.9310	0.8370	0.9099	0.8914
Q4 2001	0.9181	0.8770	0.8901	0.8948

(1)
Average of the noon buying rates on the last days of the months during the quarter.

        The following table sets forth the high and low noon buying rate for the euros for each of the previous six months:

Month	High	Low	Period End	Average Rate(1)
	(U.S.$ per EUR 1)
August 2001	0.9194	0.8775	0.9090	0.9014
September 2001	0.9310	0.8868	0.9099	0.9114
October 2001	0.9181	0.8893	0.8993	0.9050
November 2001	0.9044	0.8770	0.8958	0.8883
December 2001	0.9044	0.8773	0.8901	0.8912
January 2002	0.9031	0.8594	0.8643	0.8832
February	0.8778	0.8613	0.8658	0.8707

(1)
Average of the noon buying rates of the days in the month.

        The noon buying rate on 1 March 2002 was EUR 0.8652 per $1.00.

        Since 4 January 1999, our ordinary shares have traded on Euronext Amsterdam in euro. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar equivalent of the euro price of the ordinary shares on Euronext Amsterdam and, as a result, will affect the market price of the ADSs in the United States. See "Risk Factors—A decline in the value of the euro could reduce the value of your investment and any dividends you receive".

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

        Our mail division provides services for collecting, sorting, transporting and distributing domestic and international mail including letters, printed matter and parcels, as well as for distributing addressed and direct mail and unaddressed mail. We also provide a range of data and document management services, including direct marketing services and services for managing physical and electronic information flows. The Dutch Postal Act requires us to provide Mandatory Postal Services and grants us the exclusive right to provide certain Mandatory Postal Services referred to as Reserved Postal Services. Mandatory Postal Services are regulated under the Dutch Postal Act and are subject to a price cap mechanism. Potential growth in traditional mail services is limited in the Netherlands by the size of the Dutch domestic mail market, growing competition and threat of substitution and, in other countries, by regulatory barriers to entry. Therefore, key elements of our mail strategy are reducing costs and achieving growth through developing value-added services and international expansion. Due to our strong position in the Dutch market, mail activities have provided us with a relatively stable source of revenue and income. Dutch and EU regulation prohibit us from using the Mandatory Postal Services to cross-subsidise other activities.

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

        Our logistics division provides services focused on supply chain management. These services involve managing infrastructure, organisation, processes and enabling technologies that—across the functions of procurement, manufacturing and distribution—ensure that the right goods, in the right quantities and condition, are available at the right place and time.

        Although TPG N.V. has existed as an independent company only since 1998, our experience in the mail, express and logistics businesses goes back over a much longer period of time. The roots of our mail division stretch back more than 200 years and are firmly embedded within the operations of Koninklijke PTT Post B.V. Our express business has been meeting the need for time-sensitive door to door delivery services for half a century, and the logistics division was a pioneer in the emerging logistics market during the mid 1980s.

        We have evolved from being the public postal company in the Netherlands into an international group providing mail, express and logistics services. As a result, we have broadened the range of our activities from mainly postal operations in the Netherlands to include worldwide express and logistics services. In 2001, we had total operating revenues of EUR 11,218 million and 65.1% of our operating revenues and 30.8% of our operating income (before amortisation of goodwill and non-allocated items) were derived from our express and logistics divisions. Our express and logistics divisions are not subject to regulations (including price cap mechanisms) imposed on the mail division by the Dutch Postal Act and the postal regulations of other national jurisdictions. Other than for Reserved Postal Services, which our mail division has the exclusive right to provide under the Dutch Postal Act, our mail division as well as our express and logistics divisions are subject to competition.

	Year Ended 31 December
	2001 US$	2001 EUR	2000* EUR	1999* EUR
	(in millions, except percentages)
Operating revenues divisions:(1)
Mail	3,468	3,896	3,706	3,651
Express	3,684	4,139	4,145	3,538
Logistics	2,782	3,125	2,179	1,522

Total	9,934	11,160	10,030	8,711
Inter company / Non-allocated	52	58	(94)	(175)

Total operating revenues(2)	9,986	11,218	9,936	8,536
Depreciation, amortisation and impairments	388	437	343	247
Total operating income	905	1,017	821	423
as % of total operating revenues	9.1	9.1	8.3	5.0
Net income	521	585	473	231
Capital expenditure on property, plant and equipment	428	481	392	363
Average total capital	7,143	8,025	6,909	5,710
Return on average total capital (%)(3)	12.7	12.7	11.9	7.4

*
Restated for changes in accounting principles.

(1)
For net sales by geographic area see note 16 to our consolidated financial statements.

(2)
Includes net sales and other operating revenues. See notes 16 and 17 to our consolidated financial statements.

(3)
Return on average total capital is calculated as operating income as percentage of average total capital.

        We are a holding company and were incorporated under the laws of the Netherlands on 29 December 1997. We were formed in connection with the consummation of a demerger transaction pursuant to which our former parent company, Koninklijke PTT Nederland N.V. (KPN), demerged its mail, express and logistics divisions. Although the demerger became effective on 28 June 1998, its arrangements were effectively retroactive to 1 January 1998, and all figures in this annual report are presented in such a manner as to reflect this retroactivity. In addition, comparative figures have been restated as if the demerger had taken place on 31 December 1997.

        On 29 June 1998, our ordinary shares were listed on the Amsterdam, New York, London and Frankfurt Stock Exchanges.

        Our company name is TPG N.V. We changed our name from TNT Post Group N.V. in August 2001. We are incorporated under the laws of the Netherlands and our registered office address is Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands. Our telephone number is +31 20 500 6000.

        The State of the Netherlands is our largest shareholder and has the right to approve important decisions concerning our business. The State reduced its shareholding in our company in March 2001 from 43.3% to 34.9%. The State also announced at that time its intention to further reduce its shareholding to approximately 10% of our ordinary shares and to reduce its involvement in our management and affairs. See "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands—Pending Changes to Relation with the State". Due to the payment of stock dividend in May 2001, the ownership of the state diluted further to 34.8%.

  Strategy

  Mission

        Our mission is to maximise shareholder value by providing superior service to our customers and to create an environment in which our employees can thrive.

  Objectives and strategy

        Our strategy is built on value-based management (VBM), a philosophy for managing the business drivers that maximise total shareholder returns. It emphasises the alignment between our management's strategic targets and our shareholders' requirement for superior sustainable performance. VBM focuses on improving the future performance of our company and emphasises the importance of profitable decision-making. VBM uses cash-based measures to set targets and evaluate performance.

        Our corporate strategy consists of a balanced portfolio of strong business strategies in mail, express and logistics. We strive to deliver significant enhancements in shareholder value and to strengthen our position as one of the leading business service companies in our peer group. We consider a strong position in Europe a prerequisite for success in other parts of the world. We actively review potential acquisitions and other business opportunities on an ongoing basis.

  Mail strategy

        Our ambition is to become the leading provider of business and consumer services for communication, transactions and delivery. We want our mail operations to be recognised as the industry benchmark for quality, efficiency and customer service, for producing the best returns in the industry and for making optimal use of new technologies and European postal market liberalisation.

        Our mail strategy is based on three key elements:

  •
  In the Netherlands, our focus is on the retention of our current margins and profit levels by implementing cost flexibility measures. This should ensure that, in the medium-term, we could match a potential reduction of volumes with a corresponding decrease of cost. In addition, we continue to offer new services to customers that bring cost savings to their production chains.

  •
  Internationally, we continue to expand along three growth tracks:

    —Through our business line European Mail Networks we offer addressed, unaddressed and segmented distribution solutions for direct mail, brochures, leaflets and sampling with excellent price/quality ratio.

    —We continue to strengthen our European position by alliances with other postal operators.

    —Our joint venture with Consignia and Singapore Post offers cross-border mail services on a global scale.

  •
  In addition to our core mail products, we continue to develop data and document management services, such as direct and interactive marketing services and services for managing physical and electronic information flows, and to create an infrastructure for business process outsourcing around these services.

  Express strategy

        Our ambition is to be the best and most successful door-to-door express delivery company. We are the leading player in the European express market with a global reach. We strive to achieve our ambition by being the fastest and most reliable provider of express delivery services.

        Our express strategy is based on eight key elements:

  •
  Provide customers with a unique range of sameday, in-night, overnight and fastest by air or road business to business express delivery services.

  •
  Increase the number of clients trading with the organisation by selling no-discount simplified contract rate agreements that offer value for money and enable the organisation to generate superior returns.

  •
  Equip employees with leading-edge support technology and all other necessary tools to fully satisfy customer needs.

  •
  Improve line-haul connections to achieve faster and more reliable transit times.

  •
  Strengthen the TNT brand and increase awareness of the range of on-demand round the clock express delivery services provided by the company.

  •
  Integrate national and international express delivery services where appropriate to secure the fastest door-to-door transit times in the industry.

  •
  Work everywhere with the Investor in People standard and constantly improve quality through use of the European Foundation for Quality Management (EFQM) excellence model on worldwide scale.

  •
  Operate with a uniform set of best practice processes that enable us to provide consistent and continuously improving on-time delivery performance by adopting right first-time approaches in every part of the business.

  Logistics strategy

        Our ambition is to be the recognised worldwide leader in targeted industry sectors by designing, implementing and operating complex supply chain solutions, exploiting information technology to achieve integration and visibility throughout the process. Our objectives are to achieve operational excellence, global coverage and leadership in targeted sectors.

        Our logistics strategy includes five key elements:

  •
  We continue to strengthen our position in targeted sectors by selective acquisitions in order to fill white spots in our global coverage.

  •
  We will diversify our customer base by growing the number of customers in the fast-moving consumer goods and hi-tech electronics sectors.

  •
  We have put in place specific profit and growth programs with a focus on business development and operational excellence.

  •
  We plan to develop critical mass in distribution networks for targeted sectors with freight flow capabilities in Asia and North America.

  •
  Our technology strategy aims to deliver true competitive advantage by establishing competency centres that supply specific expertise across the entire division.

  Mail Division

        Our Mail division provides services for collecting, sorting, transporting and distributing domestic and international mail including letters, printed matter and parcels, as well as for distributing addressed and unaddressed direct mail. We also provide a range of data and document management services, including direct and interactive marketing services and services for managing physical and electronic information flows.

        In order to adapt to changing market conditions we implemented a new organisational structure in our mail division in 2001. Four new business lines—Mail Netherlands, Cross Border Mail, European Mail Networks and Data and Document Management—now directly align our reporting structure with our strategic objectives.

        In 2001, our Mail division earned revenues of EUR 3,896 million, a 5.1% increase over the previous year. Mail accounted for 34.9% of our operating revenue and 69.2% of our operating income (before amortisation of goodwill and non-allocated items).

        The following table sets forth operating revenues for each of the four business lines of our mail division for each of the years in the three-year period ended 31 December 2001.

Mail operating revenues

	Year ended 31 December
	2001 US$	2001 EUR	2000 EUR	1999 EUR
	(in millions)
Mail Netherlands	2,460	2,763	2,690	2,646
Cross Border Mail	582	654	654	660
European Mail Networks	271	305	229	216
Data and Document Management	155	174	133	129

Total operating revenues	3,468	3,896	3,706	3,651

        Our substantial long experience in the mail industry has helped us become one of the world's leading postal operators. It also helps us anticipate and respond to our changing market. In addition to providing world-class mail service, we continue to combine our expertise with technology to develop new value-added services that meet specific consumer and business needs.

        We have long viewed our core competence not as merely moving physical mail from one location to another, but as intelligently managing both physical and electronic flows of information. That skill is central to our objective which is maintaining our margins and market share in the Netherlands through implementing cost flexibility measures, and achieving growth through providing value-added services and international expansion.

        Mandatory and Reserved Postal Services provided in the Netherlands are included within Mail Netherlands. Mandatory and Reserved Postal Services provided for the delivery of items from countries outside the Netherlands are included within Cross Border Mail. Our subsidiary Koninklijke PTT Post B.V. performs Mandatory and Reserved Services.

        We are required to provide Mandatory Postal Services. These services include the delivery in the Netherlands of letters and other addressed postal items including printed matters, such as direct mail, magazines, newspapers, catalogues and parcels up to a certain weight and a certain size and the delivery of such items from countries outside the Netherlands via the public postal operators in third countries. These services provided by us are subject to regulation under the Dutch Postal Act and General Postal Regulations Decree. These regulations are primarily concerned with uniform terms and conditions for customers in similar circumstances, service levels and quality, tariffs and separate accounting for Mandatory Postal Services and other activities (as more fully described under "Regulatory Environment—The Postal Concession—Regulatory Conditions for the provision of Mandatory Postal Services "). These regulations do not cover all aspects of our Mail Netherlands business line. Otherwise, our business operations in the Netherlands are generally subject to the same regulations as other businesses in the Netherlands.

        Tariffs for Mandatory Postal Services have to be transparent, non-discriminatory and uniform. However, volume discounts for items of correspondence may be granted and specific prices and conditions may be negotiated with high volume users. We have to submit proposed tariff changes to the Regulatory Authority for Telecommunications and Post, which body evaluates whether the proposed changes are acceptable (see "Regulatory Environment—The Postal Concession—Regulatory Conditions for the provision of Mandatory Post Services").

        We have the exclusive right under the Dutch Postal Act to provide Reserved Postal Services (see "Regulatory Environment—The Postal Concession—Reserved Postal Services"). These services include the collection, transport and delivery of letters weighing up to 100 grams, in the Netherlands, and from countries outside the Netherlands, the placing of letter—boxes alongside or on public roads and the issuance of postal stamps. See "Regulatory Environment—Reserved Postal Services". The exclusive right does not extend to courier services or services where the letters are delivered by an operator more quickly than our standard delivery time and the rate charged for the service is higher than the maximum tariff allowed by regulation. At present, we charge EUR 0.39 for a standard letter. The exclusive right also does not extend to the conveyance of parcels, letters weighing in excess of 100 grams or printed materials such as advertising, newspapers and magazines. In addition, the exclusive right does not extend to the conveyance of letters by a business to its own customers. Although not presently a widespread practice, large businesses may establish their own alternative distribution systems in the future; this could adversely affect our mail division's revenue.

        Approximately 30.8% of our 2001 mail operating revenues and approximately 10.7% of total operating revenues (2000: 31.5% and 11.8%) for the mail division were derived from Reserved Postal Services in which we generally are not subject to competition. Notwithstanding that other companies are generally precluded by the postal concession granted to us by the Dutch State from providing conveyance of letter mail items which fall under Reserved Postal Services, a small number of these letter mail items are carried by other providers. We are mindful of this practice but the effect on volumes is immaterial.

        In 2001, we delivered an average of approximately 23 million postal items per day, six days a week, to approximately 7,385 thousand households and businesses, and collected, sorted and delivered approximately 7.1 billion items of mail (including international receipts). The amount of working days per year is an important driver of our mail volumes in such year.

        The following table sets forth the volume of mail we delivered in the Netherlands in each of the years in the five-year period ended 31 December 2001.

Delivered mail volumes in the Netherlands

	Year Ended 31 December
	2001	2000	1999	1998	1997
	(in millions of items)
Bulk mail	5,532	5,376	5,391	5,314	4,998
Letterbox mail	1,283	1,344	1,378	1,396	1,350

Total Dutch mail	6,815	6,720	6,769	6,710	6,348
International receipts	304	302	294	299	281

Total mail delivered	7,119	7,022	7,063	7,009	6,629

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

        Competition is increasing in the postal markets and traditional mail volumes in the Netherlands have decreased in recent years. This is partly due to the internationalisation and liberalisation of the postal business leading to a change in the postal markets away from being protected by regulations designed to uphold service standards for all citizens and thus to more competition. Increased competition is also partly due to the rise in alternative communication methods made possible by new technology. See "Item 3—Key Information—Risk Factors—The increasing substitution of alternative methods of delivering information for our mail services could materially reduce the revenues and profitability of our mail business and adversely affect our revenues and profitability" and "—The Dutch and European postal regulatory regimes are changing rapidly and in an unpredictable manner, and if we fail to anticipate and react to changes resulting from the further liberalisation of the Dutch and EU mail markets, our revenues and profitability will suffer".

        We anticipate that numerous business opportunities within the European Union will exist as a result of the further liberalisation of the postal sector in the European Union. We believe we will be in a position to take advantage of these opportunities as a result of our efficiency, quality of service and experience. Due to the efficiency of our operations and customer orientation, we do not believe liberalisation in the Netherlands will undermine our position in our traditional home market.

        In 2001, we also enhanced the capabilities of WebCollect, the online payment service provided by Global Collect. This service allows Internet merchants to offer their customers a range of payment options while controlling the flow of funds through a virtual banking network. WebCollect now offers local bank accounts in Croatia, Slovakia, Korea, Taiwan, Chile, Mexico and Luxembourg, bringing to more than 200 countries where the service is available. We also introduced a debt-collection service through the WebCollect network.

  Mail Netherlands

        Our Mail Netherlands business line collects, sorts, transports and delivers postal items, including letters, direct mail, printed matter and parcels within the Netherlands.

        Our domestic mail system is presently organized around 11 main sorting centers. Six of these sorting centers are automated centers developed in recent years and are dedicated to letters and printed matter, three are dedicated to parcels and one each to registered and international mail.

        Our domestic mail business is impacted by seasonality driven by public and local holiday patterns and especially by the distribution of Christmas greeting cards during December.

        The domestic mail process begins with the deposit of mail by customers at post boxes, post offices and other designated deposit points and the pick-up of mail from customers. Through a fleet of approximately 3,600 vehicles either owned or leased by us, the mail is delivered to one of the main sorting centers. After sorting, the mail is delivered to the main sorting center in the region of its ultimate destination, whereafter it is delivered to one of 545 mail distribution depots. At the depot, the mail is arranged according to street and house number and door-to-door delivery is then effected by one of our 41,850 mailmen.

        The domestic mail service we provide in our home market in the Netherlands consistently ranks among the most efficient and most competitively priced in Europe. In July 2001, our first price increase for first-class letters in 10 years brought the retail price of such letters in the Netherlands to EUR 0.39, the second lowest tariff in the European Union.

        While we continued to see revenue growth in our domestic mail business in the Netherlands in 2001, traditional mail volumes have decreased in recent years. No growth is expected at least through 2003, with the possibility of a further decline in volumes thereafter. To ensure that we maintain a stable operating margin in this environment, we have developed a cost flexibility programme that includes a wide range of efficiency measures. In addition to optimising our sales and marketing activities, we will redesign the mail production chain with particular emphasis on refining our distribution activities and distribution points throughout the Netherlands. The programme started in 2001 with works council discussions and initial pilots. Extensive pilots will be carried out in 2002, and from 2003, the programme will be phased in over three to five years. While our Briefpost 2000 automation project focused on implementing an efficient automatic sorting process, our cost flexibility programme focuses on achieving efficiencies in our distribution process. We believe that the cost flexibility programme will help us maintain the high quality our customers have come to expect, while also maintaining our margins.

        Our direct mail business compromises all activities involving distribution within domestic borders of addressed advertising mail and magazines (referred to in the industry as"direct mail"). The delivery of direct mail is a Mandatory Postal Service and is accordingly subject to regulation by the State of the Netherlands. The delivery of direct mail is not a Reserved Postal Service and is therefore subject to competition. See "Regulatory Environment—The Postal Concesssion". Initially direct mail was predominantly used by mail-order companies, banks and insurance companies, but it is increasingly being used by all companies, regardless of size. We have achieved growth in direct mail volumes due to economic growth in general, our innovative marketing approach and developments in the communications market. As companies increasingly use direct mail to build their brands and create loyalty among customers, growth in the main sectors of direct marketing and business-to-business mail continued in 2001. We believe that better targeted direct mailings which have a more limited circulation may decrease future growth in direct mail volumes.

        Included in Mail Netherlands are the results of our 50% interest in Postkantoren B.V., a joint venture with Postbank N.V., a subsidiary of ING N.V. Postkantoren operates a network of approximately 2,100 outlets, including franchises in the Netherlands, which fulfills our mandatory obligation to provide a minimum number of postal service points, as well as certain other services. Postkantoren's core business is the distribution of financial and communication services and products (including postal services) to consumers and small businesses throughout the Netherlands. On behalf of Postbank, Postkantoren's post offices offer counter banking, insurance and mortgage services. Postkantoren enables us to fulfill the regulatory requirement to provide a minimum number and regional density of service points. We use the post offices as an outlet for the following Mandatory Postal Services and Reserved Postal Services: the collection of letters and parcels, the sale of stamps, the delivery of letters and parcels in the event that home delivery is not successful and express post.

        Mail Netherlands also engages in activities related to philately and produces, issues and distributes Dutch stamps.

  Cross Border Mail

        We are the world leader in providing international cross-border business mail services, a position that was reinforced when our joint venture with Consignia Plc (the British mail system) and Singapore Post Pte Ltd began trading in July 2001. We own 51% of the shares in this joint venture, bearing the name G3 Worldwide N.V. The business in the Asia Pacific region is operated through a 50:50 joint venture between G3 Worldwide NV and Singapore Post Pte Ltd. The joint ventures, which have recently begun trading in certain countries under the Spring brand, make up the world's largest business mailing partnership and the first company to offer truly global services for the business mail market. Through networks across Europe, Asia and the Americas, Spring will also pursue growth opportunities outside traditional mail markets.

        Our Cross Border Mail business line offers a range of cross border mail services to individual and business customers. These services include handling all exported postal items in the reserved segment of the Dutch market, all postal items imported to the Netherlands from foreign postal operators, and all reserved-segment mail imported to or passing through the Netherlands. See "Regulatory Environment—The Postal Concession".

        We provide two distinct cross border mail services. The first of these is a Mandatory Postal Service. We are required to collect, sort and distribute letters, addressed printed materials and parcels up to a certain size, which are either inbound or outbound from the Netherlands. We offer this service through a combination of our mail network (as described under "Mail Netherlands") and foreign public postal operators. For international transport of mail with public postal operators, we make use of a subcontracted truck network within Europe.

        Cross border mail services also include handling bulk mailings in the business-to-consumer segment for a range of customers, including publishers, mail-order companies, and financial service and direct mail companies which activities are now being provided by our joint venture Spring. In addition to using its parents' delivery networks, Spring uses delivery agreements with national and private postal operators.

        The cross border mail services market is highly competitive. Deregulation has prompted national and private postal operators to lower prices in order to compete, to enter foreign markets to position themselves for growth and consolidation is resulting in fewer providers in the market. In addition, development of media such as e-mail and the Internet make product innovation and proper positioning essential.

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

  European Mail Networks

        Through our European Mail Networks business line, we provide delivery services in Austria, Belgium, the Czech Republic, Germany, Italy, the Netherlands, Slovakia and the United Kingdom. We offer addressed, unaddressed and segmented services, depending on the national regulations in each market. Our segmented services combine our expertise in data collection and direct marketing to offer customers an intelligent unaddressed service that approaches addressed mail in its ability to target consumers.

        Apart from offering our services through the existing networks, we strengthened our position in several markets through acquisitions, joint ventures and alliances in 2001. In Austria, where we provide delivery services of unaddressed mail, we strengthened our position in through our joint venture with Styria Medien AG. In Belgium, the network of our subsidiary Belgische Distributiedienst N.V. offers unaddressed services, providing 100% coverage of the country's 4 million households. In the Czech republic, our subsidiary Agentura pro Distribuci a Marketing s.r.o. offers direct mail services. In Germany, our subsidiary Olaf Jepsen Handels- und Vertriebsgesellschaft mbH delivers unaddressed mail and through our joint venture with Hermes Versand, we began offering addressed mail services in Europe's largest mail market. In Italy, we entered into an alliance with Poste Italiane to jointly develop direct mail services, including the supply of high-quality consumer data. In the Netherlands, the distribution of unaddressed mail and newspapers is provided through the VSP network (operated by our subsidiary Netwerk VSP B.V.). Our acquisition of Circular Distributors Ltd, an unaddressed mail delivery and database management company, brought us our first delivery network in the United Kingdom.

        Our European Mail Networks offer us growth opportunities in two ways. The delivery networks can function as a means for growing our unaddressed and segmented mail solutions in domestic markets and in the pan-European market. Furthermore, they can function as full domestic mail operations when liberalisation of European Union markets occurs. Even with the European Commission's decision to delay further liberalisation until at least 2007, our networks are viable. The unaddressed sector is a completely free market, and it is large enough to sustain profitable growth in the absence of further liberalisation.

  Data and Document Management

        The services provided by our Data and Document Management business line span three main areas: direct marketing, document handling and e-delivery. Our subsidiary Omnidata B.V., our consumer data provider, offers direct and interactive marketing solutions such as data capture, database management, data mining and target systems for distribution. The document handling services include distributed printing, mailroom management and workflow efficiency services.

        Just as in our home market, we continue to grow our business abroad by offering data and document management services. With the same goal of helping customers reduce costs by optimising their entire data chains, our data and document management services are extending our direct marketing, document handling and e-distribution expertise to customers across Europe. Drawing on our success with Omnidata, we extended our services to the United Kingdom in 2000, and introduced it in Austria, Belgium and Italy in 2001. Our acquisition of Lason UK Ltd in 2001 bolstered our position for providing other Data and Document Management services in the United Kingdom as well. By combining the resources of our European Mail Networks with those of Data and Document Management, we can offer a full range of physical and electronic solutions across Europe.

  Express Division

        Our express division provides on-demand, time-definite and day-certain door-to-door delivery services for documents, parcels and freight. We provide national, regional and global express delivery services, predominantly under the TNT brand.

        In 2001, our express division earned revenues of EUR 4,139 million, a 0.1% decrease from 2000. Express accounted for 37.1% of our operating revenue and 14.8% of our operating income (before amortisation of goodwill and non-allocated items).

        The following table sets forth operating revenues for the European and International lines of business in our express division for each of the years in the three-year period ended 31 December 2001.

Express operating revenues

	Year Ended 31 December
	2001 US$	2001 EUR	2000* EUR	1999 EUR
	(in millions)
Express Europe	2,998	3,368	3,303	2,826
Express International	686	771	842	712

Total operating revenues	3,684	4,139	4,145	3,538

*
Included in 2000 is a reclassification of EUR 20 million from Express International to Express Europe for improved comparison.

        After strong growth over a number of years, consumer demand—particularly in key sectors served by our express division such as the electronics and telecommunications industries—declined in 2001. Users of express delivery services sent fewer consignments and in a move to reduce costs also dispatched goods by slower modes of transport. For us these trends resulted in a slight reduction in consignments carried by air and continued growth of volumes carried by road. Demand for express delivery services was also affected by the September 11 U.S. terrorist attack which resulted in more stringent FAA regulations. See "Item 3—Key Information—Risk Factors—A sustained economic downturn could continue to adversely affect our business, results of operations and financial condition" and "Item 5—Operating and Financial Review and Prospects—Comparison of 2001 vs. 2000".

        During 2001, we have implemented strengthened global commercial policies aimed at winning more small and medium-sized customers and a no-discount tariff structure. The commercial policy was implemented in all Express business units in 2001 following which we have significantly increased the number of small and medium-sized customers in virtually every market served by our company.

        To strengthen our competitive edge through provision of premium value added services we completed several acquisitions in 2001.

        In addition, we entered into a relationship with Luxembourg Post through a joint venture agreement in which TNT Express provides international express delivery services.

        Technology has always been central to our operations and customer service activities. Our approach to the use of technology includes extensive use of Internet services and through direct connections to customer systems.

        Among the new services we introduced in 2001 is mSolutions, which offers customers the ability to access shipping information via e-mails, wireless access protocol (WAP) systems, short message services (SMS) and personal digital assistants (PDAs). The development of mSolutions complements the existing suite of iSolutions and eSolutions products that are already core to our sales proposition. Price checking, item tracking, shipping management and other customised services are all now available to customers on demand in one user-friendly application. Like all our technology services, mSolutions is driven by our Global Link system and is therefore available in all markets around the world. Global Link facilitates our mission-critical operations and customer interface technology throughout the world. Global Link tracks cross border consignments from collection to delivery and provides instant access to the information from anywhere in the world by connecting all our locations with real time data.

        In 2001 we successfully rolled out Incab technology in all our key European locations. The Incab system enables us to communicate real-time collection and delivery information between our depots and drivers via the global system for mobile communication (GSM) technology. Customers can be advised about the status of a shipment within a few minutes of the actual event and the system also enables us to satisfy on-demand collection requests.

        The express business is impacted by seasonality driven by public and local holiday patterns and adverse weather conditions.

  Express Europe

        Express Europe provides domestic, regional and pan-European express services, as well as products that deliver consignments between Europe and the rest of the world. Our strong position in the European market is an important strategic asset. With dense coverage in 29 European countries we have focused on filling the gaps in our network. In 2001, we entered into an alliance with Portugal's public postal operator CTT Correios de Portugal to provide domestic and international express delivery services in Portugal. We also started new road express services to and from Croatia, Slovenia and Turkey. The express services we provide in the Balkans region are meeting a previously unfilled need in that market and are enabling us to provide a more comprehensive service throughout Europe. We added airport gateway jet stations to our air express network at Katowice (Poland), Tallin (Estonia), Berlin and Munich (Germany). We have extended our coverage by introducing domestic services in Spain and through focusing on additional organic growth opportunities in Eastern Europe.

        Our Express Europe business line provides on demand expedited door-to-door delivery services for documents, parcels and freight for our European customers. The shipments are collected by a fleet of vehicles that make either scheduled stops or on demand collections upon receipt of customer telephone or Internet requests. Shipment and consignment details are sent to the nearest depot in our network. Details of each shipment are entered into our track-and-trace systems either through scanning, data entry or electronic data interchange methods. The customer can then access the information through the Internet or proprietary customer interface technology. Each shipment is then both for domestic and international movements sorted by destination and consolidated with other customers' consignments. Depending on its destination each shipment is then line-hauled to a domestic road hub, an international road hub or an airport gateway jet station (generally within two hours of arrival at the depot).

        Intra-European shipments are transported from the collecting depot by road or on one of the aircraft owned or leased by us from an origin airport gateway jet station to our main air express sorting hub in Liège, Belgium. Where transit times allow shipments that do not travel by air are carried by truck to one of our five main European road hubs. The shipments are then unloaded, sorted and consolidated with other consignments for each destination and put on other line-hauls for movement to the delivery depot. Domestic consignments within major European countries are moved either directly or via a domestic hub from the collection to the delivery depot.

        At the delivery depot the shipments are sorted and then loaded on the appropriate delivery vehicle. Proof of delivery is entered into the Global Link or other appropriate computer system that is updated at every point in the process. This enables us to notify the customer when the shipment has been received by the consignee. Through these integrated road and air networks we are able to offer a range of fast and reliable express delivery services in all European countries. Our track-and-trace systems, including the Global Link system, enable us to offer an automated proof-of-delivery service and customers can access the information through the Internet or proprietary customer interface technology.

        In the pan-European segment of the market competition comes from global providers with international networks. Parcel alliances and public postal operators are trying to penetrate the pan-European market by buying into parcel and express companies to create international air and road express networks.

  Express International

        Express International provides door-to-door express delivery of documents, parcels and freight on an international scale but sometimes also in domestic markets and covers all areas outside Europe. Our coverage extends to more than 200 countries. In many of these markets our global express system is augmented by domestic and regional express delivery services. We also are building our position in markets outside Europe, particularly in Asia, and have further improved our service levels between the two regions in 2001. Our business in Asia is being grown through a balanced mix of organic growth, acquisitions and co-operative ventures such as our alliance with China State Post.

        Express International operates in a similar fashion to the European activity but relies primarily on commercial airlift for line-haul transportation links.

        While our business in Australia continues to under-perform due to a number of internal and external factors we began to see a turnaround in the second half of 2001. We are implementing improvement programmes in the business that include adoption of our global commercial policy, increased investment in technology and a comprehensive cost-reduction plan. We are also focusing on improving our customer service in the Australian market and updating our operational processes to enhance service delivery.

        Express International primarily competes with the three major integrators. See "Item 3—Key Information—Risk Factors—Intensifying competition may place a downward pressure on prices and could have an adverse effect on our revenues and profitability".

  Logistics Division

        Our logistics division designs, implements and operates solutions for complex supply chain management, taking full advantage of technology to integrate, connect and provide visibility throughout all processes. We manage infrastructure, processes and technologies for our customers to ensure that the right goods, in the right condition and quantity, are available at the right place and time. Logistics services are mainly delivered under the TNT brand. Where appropriate, we subcontract specific services, such as deliveries between certain destinations and repair services, while retaining control over and responsibility for the subcontracted services through our own management infrastructure

        In 2001, our logistics division earned revenues of EUR 3,125 million, a 43.4% increase over the previous year. Logistics accounted for 28.0% of our operating revenue and 16% of our operating income (before amortisation of goodwill and non-allocated items). Despite the economic downturn during the last two quarters of 2001, the trend for outsourcing continues to be strong.

        The following table sets forth total operating revenues for our logistics division, for each of the years in the three-year period ended 31 December 2001.

Logistics operating revenues

	Year Ended 31 December
	2001 US$	2001 EUR	2000 EUR	1999 EUR
	(in millions)
Total operating revenues	2,782	3,125	2,179	1,522

        The services we provide depend upon and are tailored to the customer's needs. As the logistics industry develops, a two-tier provider trend is emerging in the industry. First-tier agents, known as lead logistics providers (LLPs), are able to offer the broadest range of services, including the traditionally outsourced; second-tier, functions—warehousing, transportation and freight forwarding. LLPs develop specialized knowledge and skills, and include such diverse activities as stock management, order picking and information systems management to control production and parts supply, as well as value-added services such as assembly and installation upon delivery, repair-returns, sequencing, software development, systems integration and consulting. Delivering services either through their own capabilities or by subcontracting to second-tier providers focused on warehousing, transportation and freight forwarding, LLPs serve as a single point of contact for the customer. As the complexity and scope of logistics assignments grows, securing this role will be increasingly dependent on a provider's IT capabilities and geographic reach. Customers for which we are a LLP include FIAT SpA and Compaq Corporation.

        With operations in some 30 countries, we are among the leaders in the global logistics market, particularly in automotive, tyres, high-tech electronics and fast-moving consumer goods. Our logistics services go well beyond transportation and warehousing. We design, implement and operate solutions for managing complex supply chains, exploiting technology to achieve integration and visibility throughout the process.

        Through a combination of targeted acquisitions and organic growth, we have built a truly global logistics business with significant operations in Europe, North and South America, and Asia. Our acquisition strategy has focused on achieving critical mass in selected geographies and four industry sectors: automotive, tyres, high-tech electronics and fast-moving consumer goods. With few exceptions, we have achieved critical mass in terms of market presence and customer base in every market we serve. We now are working to fill the few remaining white spots in our global offer and to further apply our sector expertise.

        Alliances and acquisitions undertaken in 2001 reinforced our position in both existing and new markets. Through our participation in the Albateam consortium with Autologic Snc, Wallenius Lines AB and Renault SA, we acquired Compagnie d'Affretement et de Transport SA, formerly the logistics subsidiary of Renault. This partnership gives us a leading position as a provider of spare parts solutions in France, Spain and South America.

        In September 2001, we officially entered a 50/50 joint venture with Shanghai Automotive Industry Corporation to provide automotive logistics in China. The joint venture will provide inbound services as well as finished vehicle distribution and spare parts services to foreign and local manufacturers. Shanghai Automotive Industry Corporation is China's leading automotive company. It employs more than 60,000 people and produces 250,000 vehicles a year through joint ventures with Volkswagen and General Motors. The joint venture is expected to begin operations in June 2002 subject to final Chinese government approval.

        Our acquisition of Advanced Logistics Services SpA in Italy further fortified our position in the fast-moving consumer goods and high-tech electronics sectors in that country. One year after our acquisition of French logistics provider Barlatier SA was announced, we acquired the remaining 49% stake of the company. The business continues to grow in targeted sectors, particularly high-tech and consumer goods. In Turkey, our purchase of Kargo Tek Lojistik ve Dagitim Sanayii ve Ticaret Anonim Sirketi strengthened our presence in this market, giving us a shared-user network that can reach 95% of the country within 24 to 48 hours. Building on the joint venture we established with Koç Group in 2000, the acquisition is helping us meet the strong demand for logistics services in Turkey, a market that increasingly serves as an import and export partner with Europe.

        We also gained new contracts in the fast-moving consumer goods sector in North America, where our business has been largely concentrated in automotive and high-tech electronics. In South America, we continue to consolidate our leadership position with important new contracts wins, such as our agreement with Case New Holland for the design and management of its logistics operation across the region.

        We successfully established an advance network for providing spare parts logistics services to Compaq in 31 countries across Europe, the Middle East and Africa (EMEA). With a central warehouse in the Netherlands and some 130 local facilities, the network provides urgent delivery to Compaq customers across the EMEA region. By coordinating with local repair engineers, we ensure that Compaq customers get the parts and repair service they need within hours. The network will ultimately become a shared-user network that will offer superior service levels to other high-tech companies as well. Shared-user networks are in growing demand as companies require geographically dispersed solutions that make dedicated networks less efficient. They are also attractive to small and mid-size companies that require superior service levels, but whose lower volumes do not warrant dedicated networks.

        With a global presence concentrated in our targeted sectors, we are now looking to achieve global scale, the ability to efficiently deliver a consistent service offer around the world. As the trends toward consolidation and globalisation continue, companies increasingly demand multi-national and global logistics solutions. We are meeting this demand by focusing on operational excellence, attracting and retaining top-quality people, and optimising our use of technology. Like other major logistics providers, some of the key customers that we serve are participants undergoing significant change and consolidation, such as the high tech and automotive industries. While mergers and acquisitions involving our key customers present us with business opportunities, such transactions also could result in the early termination of our contracts or affect our status as a customer's preferred supplier.

        Traditionally, our logistics division generates lower revenues in August and in December, as a result of summer and year-end holiday plant closures and slowdowns in manufacturing businesses.

  Non-core business

        The French domestic non express activities, operated under the XP brand name by a group of companies owned by our former subsidiary XP France S.A., were considered as non-core businesses and were sold in 2001.

  Regulatory Environment

  International Postal Regulation

  Universal Postal Union (UPU)

        The Universal Postal Union (UPU) is a specialised agency within the United Nations framework. It is responsible for the regulation of cross-border postal services. Practically all nations are members of UPU. The most important international provisions for cross-border postal services are laid down in the Universal Postal Convention, the agreement that regulates postal services among UPU members. The Universal Postal Convention is supplemented by the Letter Post Regulations and the Parcel Post Regulations as well as various derogation clauses and recommendations.

        The UPU has established an international system for payments for cross-border letter post, known as the terminal dues system. This system was introduced in order to compensate the destination country's public postal operator for delivering international letter post. In practice, we believe that the rates allowed under the terminal dues system do not reflect the total costs of most receiving countries because (i) rates of compensation are uniform, resulting in compensation levels being relatively low for industrialised countries (where labour costs are relatively high) and (ii) rates are based on a fixed rate per kilogram while delivery costs are primarily a function of the number of postal items per kilogramg, resulting in insufficient compensation for light weight items.

        At its 1999 Congress, UPU adopted changes to the terminal dues system, which became effective on 1 January 2001. These changes introduced different remuneration levels for industrialised countries and developing countries, thus recognising the different distribution cost levels that exist between those two categories of countries. The overall financial effect on us of the changes to the terminal dues system is limited.

        While the UPU provides a comprehensive regulatory framework for international postal services, individual members are permitted to enter into bilateral or multilateral agreements regarding specific matters that diverge from the terms, or supplement UPU regulations. In 1996, postal operators of the European Union Member States, as well as the non-EU postal operators of Iceland, Norway and (as of 1 January 1997) Switzerland, entered into the so-called REIMS agreement. The agreement provided for a more adequate terminal dues system based on ultimately 80% of domestic first-class rates for single items.

        In 1997, however, with exception of TPG N.V., the REIMS partners amended the agreement, which altered the implementation of quality of service standards and resulted in a faster increase over the years of terminal dues to be paid as compared to the original agreement. In 1999, the European Commission approved this REIMS II agreement through 31 December 2001, but under explicit and strict conditions. Specifically, continuation after 2001 and final increases of terminal dues up to the desired level of remuneration were made subject to supporting argumentation. The REIMS II partners have applied for continuation of the agreement past 2001, but so far the European Commission has not given its approval.

        We did not enter into the REIMS II agreement because it will lead to substantial price increases in the market for international mail without the necessary and guaranteed improvement of the quality of service underlying the original REIMS agreement. Instead, we believe that commercially-oriented bilateral agreements are a better basis to strike a proper balance between costs and quality of service. Through this policy, we expect to be able to offer products to the market that are characterised by an excellent price/quality ratio.

        We have concluded such bilateral agreements with most of the European postal operators and negotiations are ongoing with the remaining European operators.

  EU Postal Regulation

        The postal sector is part of the common market established by the European Community Treaty. To bring the postal sector in line with the EC Treaty requirements, the Council and the European Parliament of the EU in 1997 adopted a Postal Directive, establishing common rules for the development of the internal EU market of postal services and the improvement of quality of service. The Postal Directive sets out a harmonised set of minimum obligations of the universal postal service (Mandatory Services) regarding service levels, categories of postal items, their maximum weight, rate and cost and revenue accounting principles, as well as quality of service standards and technical standards, with which all EC Member States have to comply.

        The Postal Directive also defines the maximum scope of postal services the EU Member States are permitted to reserve for the national public postal operators (Reserved Services). To the extent that reserved services are necessary to ensure the maintenance of a universal postal service, Member States are permitted to reserve postal services for domestic and cross-border mail. This reservation is limited to a weight of 350 grams per item of correspondence at a price of less than five times the public rate in the fastest standard category in the first weight step (0-20 grams).

        The Postal Directive establishes common rules for Member States to take steps to ensure cost orientation, transparency and non-discriminatory application of rates for the universal postal service. Universal service providers have to keep separate accounts within their accounting systems at least for Reserved Services on the one hand and the non-Reserved Services on the other.

        The EU Postal Directive further stipulates that the Member States assign an independent regulatory body to supervise the fulfillment of the obligations which the Member States are required to impose upon national public postal operators with respect to the performance of the national Mandatory Services and the Reserved Postal Services.

        In May 2000, the Commission submitted a proposal to amend the Postal Directive with a view to achieving further liberalisation of the postal sector and reduction of the reserved area.

        However, due to continuing political differences among the EU Member States and in the European Parliament, the discussion on the proposal is still ongoing. In October 2001 the European Council of Ministers reached a compromise which modified the Commission proposal substantially. The compromise text lacks a final date for full liberalisation of the postal market (originally planned for 2007) and contains the following steps:

  •
  2003: reserved service up to 100 grams/3 × price for items of correspondence and direct mail;

  •
  2006: reserved service up to 50 grams/2.5 × price for items of correspondence and direct mail;

  •
  2003: outgoing cross-border items of correspondence and direct mail no longer reserved, but with possibility of derogation for certain countries.

        The compromise could be further modified when it will be considered by the European Parliament.

  National Postal Regulation

        The Netherlands implemented the 1997 EU Postal Directive in its Postal Act of 20 October 1999. The Postal Act requires us to perform the Mandatory Postal Services in the Netherlands and confers to us exclusive rights for some of these services (Reserved Postal Services). The Postal Act obliges us to perform the Mandatory Services in accordance with the UPU Convention and Regulations and assigns to us the function of national postal administration of the Netherlands in postal relations with other UPU members.

        The Dutch government also enacted a Postal Decree in 2000, which specifies the services that are part of the Mandatory Postal Services and defines the scope of the Reserved Postal Services. The combination of these mandates and exclusive rights are commonly called the Postal Concession. The Postal Concession is performed by our subsidiary Koninklijke PTT Post B.V.

        Furthermore, the Minister of Transport, Public Works and Water Management (the "Minister of Transport") has amended the existing General Postal Regulations Decree, which specifies our obligations regarding the performance of Mandatory Services and the transparency of the financial accounting of these services.

        The Postal Act, the Postal Decree and the General Postal Regulations Decree became effective on 1 June 2000.

        Even before the adoption of the EU Postal Directive, the Dutch Parliament established an independent Regulatory Authority for Telecommunications and Post ("Onafhankelijke Post en Telecommunicatie Autoriteit" or "OPTA") by means of the adoption of the Postal and Telecommunications Authority Act of 1997. This act also transferred the responsibility for supervising our performance of the Mandatory Postal Services from the Ministry of Transport to OPTA.

  The Postal Concession

  Mandatory Postal Services

        With respect to the domestic Mandatory Postal Services, the scope of our Postal Concession mainly consist of the conveyance against payment of standard single rates of the following postal items: items of correspondence and printed matter, with a maximum weight of 2 kilograms, and of individual postal parcels (containing goods) with a maximum weight of 10 kilograms. In addition, bulk mail of items of correspondence up to 100 grams which is conveyed against separately agreed rates is part of the Mandatory Postal Services. Mandatory Postal Services also cover value added services for registered and insured items and rental of PO boxes.

        For international inbound and outbound mail, Mandatory Postal Services comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum weight of 2 kilograms and of postal parcels with a maximum weight of 20 kilograms in accordance with the rules of the UPU. In addition, Mandatory Postal Services cover the value added postal services regulated by UPU.

        For all Mandatory Postal Services, no Value Added Tax ("VAT") is charged in accordance with the sixth EC Directive on Value Added Tax harmonisation. The EC is studying the possibility of an amendment of the sixth EC Directive on harmonisation of the VAT, which aims at the cancelling of the exemption from VAT in respect of the universal postal service.

  Reserved Postal Services

        Under the Postal Act and the Postal Decree, the Reserved Postal Services include the following exclusive rights:

  •
  the conveyance of domestic and inbound international items of correspondence with a maximum weight of 100 grams at a rate of less than three times the standard single rate for the lowest weight class of 20 grams (currently three times EUR 0.39, or EUR 1.17);

  •
  the exclusive right to place letter boxes intended for the public alongside or on public roads; and

  •
  the exclusive right to issue postal stamps and imprinted stamps bearing the effigy of the monarch and/or the word "Nederland".

        The exclusive right for the conveyance of outbound international personal letters has been abolished.

  Regulatory Conditions for the provision of Mandatory Postal Services

        The General Postal Regulations Decree imposes various regulatory conditions on us with respect to service provision, price cap control, cost and revenue accounting, financial administration and reporting.

        For the service provision the Decree requires us to provide a level of service of which complies with modern standards, to provide the services nation-wide and to perform a delivery round every day, except for Sundays and public holidays. We are required to deliver 95% of all domestic items of correspondence the day after the day of posting, not including Sundays and public holidays. We are required to maintain a network of service points (post offices, agents) for the access of the general public to the services. With respect to rates, we are required to set rates which are transparent, non-discriminatory and uniform. However, volume discounts for items of correspondence may be granted and specific prices and conditions may be negotiated with high-volume users. We must submit proposed rate changes to OPTA, which evaluates whether the proposed changes are in accordance with the price cap system.

        The price cap system measures tariffs in two different baskets of services, a "total basket" and a "small users basket." The total basket comprises domestic Mandatory Postal Services provided to all customers. The small users basket comprises the representative selection of the total basket of domestic Mandatory Postal Services that is used by individuals and small business users. The price cap system uses a weighting factor for each service in both baskets. The levels of the indexes for both baskets shall not exceed the official national index of wages for employees in the market sector.

        The development of the indexes from the base year of 1989 is illustrated below.

        As set forth in the General Postal Regulations Decree, the State Secretary shall evaluate in 2002 the results of the existing price control system and test the results against the requirements of the EU Postal Directive.

        We are also required to comply with several specific obligations on reporting and financial accounting.

        Our obligations on reporting include the establishment of an annual report on the performance of the Mandatory Postal Services, providing, inter alia, an overview of the financial results of and the return from the Mandatory Postal Services. This data must be allocated among the Reserved Postal Services and other Mandatory Postal Services, and must be reviewed by an independent auditor appointed by OPTA.

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

        On the basis of a revised system, we also must provide separate internal accounts for the cost and revenue of the Reserved Services on the one hand, and the non-Reserved Mandatory Postal Services on the other. This revised system for allocating revenues and cost has to comply with the accounting rules laid down in the EU Postal Directive. We established this system for allocating revenues and cost and have submitted it for approval to OPTA. OPTA gave a formal approval of our renewed system, but stipulated in its approval decision certain additional obligations to specify and extend the renewed system for allocating revenues and cost.

        In February 2001, we lodged a formal complaint against the additional obligations of which to our opinion some go beyond the competence of OPTA. In its order of October 2001, OPTA decided on the complaint, reaffirming that, for reasons of preventing unjustified cross-subsidy practices, we are obliged to establish our system for allocating revenues and cost in such a way that it enables us to split up, at the latest on 31 March 2002, our annual report (both the consolidated balance sheet and the consolidated statement of income) into separate annual reports for reserved postal services, non-reserved postal services and other activities. We are of the opinion that the decision of OPTA conflicts with the General Postal Regulations Decree and the EU Postal Directive. We have therefore lodged an appeal for annulment of the decision with the competent court (District Court in Rotterdam). A decision of the District Court is due within the first quarter of 2002 and is subject to appeal. If the additional obligations are upheld, they may have serious consequences for the organisation of our group and the postal distribution network maintained by it. In addition, the obligations may have serious implications for the pricing of the various services provided by us and impose substantial additional administrative strains on us.

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

        We are also subject to the competition rules in the Agreement on the European Economic Area, which corresponds to the rules of EU competition law. The EEA rules for competition are enforced by the European Commission and the EFTA Surveillance Authority. See "Item 3—Key Information—Risk Factors—Unfavourable decisions of the European Community or by national competition boards concerning joint ventures or acquisitions could restrict our growth and ability to compete in the market for mail, express and logistics services".

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

  Significant Subsidiaries

        TPG N.V. is the parent company of the group. The following table sets forth, as of 31 December 2001, the name and jurisdiction of incorporation of our significant subsidiaries. We own 100% of the beneficial and voting interests of each of these significant subsidiaries.

Country	Company
Australia	TNT Australia Pty. Limited
Belgium	TNT Airways N.V./S.A. TNT Express Worldwide (Euro Hub) N.V./S.A.
France	TNT Newco SNC
Germany	TNT Holdings (Deutschland) GmbH
Italy	TNT Global Express SpA
The Netherlands	Koninklijke PTT Post B.V. TNT Holdings B.V.
United Kingdom	TNT Holdings (UK) Limited TNT Limited
U.S.A.	TNT Logistics North America Inc

  Property, Plants & Equipment

        We use approximately 1,691 buildings. There are 556 pre-sorting and main sorting centers and distribution depots for the mail division. For the express division 794 depots, road and air hubs are in use for the express division. In addition 341 warehouses are in use for the logistics division. Land and buildings had a book value of EUR 934 million on 31 December 2001.

        No material portion of our properties is subject to any encumbrances.

        Our principal facilities are as follows:

  Mail division

Owned or leased Property	Principal Use	Site Area
Amsterdam-Schiphol, the Netherlands
Amsterdam, the Netherlands
's-Hertogenbosch, the Netherlands
Leidschendam, the Netherlands
Nieuwegein, the Netherlands
Rotterdam, the Netherlands
Zwolle, the Netherlands
Amsterdam, the Netherlands
Dordrecht, the Netherlands
Zwolle, the Netherlands
Arnhem, the Netherlands	Sorting center (international mail)
Sorting center(letters)
Sorting center (letters)
Sorting center (letters)
Sorting center (letters)
Sorting center (letters)
Sorting center (letters)
Sorting center (parcels)
Sorting center (parcels)
Sorting center (parcels)
	Sorting center (registered mail)	13,125 sq. meters 48,970 sq. meters 49,460 sq. meters 48,110 sq. meters 57,530 sq. meters 40,240 sq. meters 56,560 sq. meters 31,460 sq. meters 28,250 sq. meters 32,210 sq. meters 48,920 sq. meters

  Express division

Owned or Leased Property	Principal Use	Site Area
Liege, Belgium Wiesbaden, Germany Arnhem, the Netherlands Kingsbury, United Kingdom Northampton, United Kingdom Atherstone, United Kingdom	Air hub Sorting center and road hub International road hub Sorting center and road hub International road hub Sorting and IT center and hub	58,310 sq. meters 65,500 sq. meters 66,000 sq. meters 68,000 sq. meters 33,665 sq. meters 65,600 sq. meters

        Our projected capital expenditures in property, plant and equipment for 2002 are estimated to be approximately EUR 523 million. We expect that net cash provided by operating activities and disposals will be sufficient to fund these expenditures. For a description of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Other Explanatory Notes—Capital Expenditure on Property, Plant and Equipment".

Item 5: Operating and Financial Review and Prospects (previously Management's Discussion & Analysis)

        The information in this section should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Dutch GAAP, which in certain aspects differs from US GAAP. For a discussion of the principal differences between Dutch GAAP and US GAAP which affect the determination of our net income and shareholders' equity, see note 29 to our consolidated financial statements.

        Our consolidated financial statements are reported in euros (EUR). Previously presented statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since 1 January 1999 for all periods presented (EUR 1 = NLG 2.20371).

        Our group implemented changes in accounting principles in respect of the treatment of restructuring and reorganisation provisions and pension liabilities, which took effect from 1 January 2001. For comparative purposes, total operating expenses, total earnings from operations, total operating income and net income for the period ended 31 December 2000 and 31 December 1999 have been restated where they serve as comparative figures for the current year's results. The impact of these changes is disclosed in the section on "Accounting principles for consolidation, balance sheet, determination of results and cash flow statement" of our consolidated financial statements.

  Introduction

        In 2001 operating revenues increased by 12.9% compared to 2000. The organic business growth was 5.0%, while acquisitions accounted for 8.8% with unfavourable foreign exchange effects resulting in a 0.9% decrease. Unfavourable foreign exchange effects are mainly due to the appreciation of the euro against the Australian dollar, the Canadian dollar and the UK pound. In 2001, operating income increased by 23.9% compared to 2000. Earnings from operations (operating income before amortisation of goodwill and non-allocated items) grew by 15.2% compared to 2000. Higher earnings from operations from the organic business development accounted for 10.0% of the increase. The first time consolidation of acquisitions accounted for another 6.2% growth of earnings from operations. Unfavourable foreign exchange effects resulted in a decrease of 1.0%. In 2001 total net income amounted to EUR 585 million, a 23.7% increase compared to 2000.

        In 2001, we acquired the logistics company Advanced Logistics Services SpA, mail companies Circular Distributors Ltd and Lason UK Ltd and certain other smaller companies. Acquisition spend in 2001 amounted to EUR 229 million, compared to EUR 1,023 million in 2000.

        In 2000 operating revenues increased by 16.4% compared to 1999. The organic business growth was 6.1%, while acquisitions accounted for 7.7% and favourable foreign exchange effects contributed 2.6% of the increase. The contribution of the foreign exchange effects is mainly due to the depreciation of the euro against the US dollar, the Canadian dollar and the UK pound. In 2000 operating income increased by 25.3% compared to 1999. Earnings from operations (operating income before amortisation of goodwill and non-allocated items) grew by 13.6% compared to 1999. Higher earnings from operations from the organic business development accounted for 10.6% of the increase. The first time consolidation of acquisitions accounted for another 2.9% growth of earnings from operations. Foreign exchange effects added another 0.1%. In 2000 total net income amounted to EUR 526 million, a 25.5% increase compared to 1999.

        In 2000, we acquired the logistics companies Barlatier SA and Mendy Développement SA in France, Spedition Schrader Verwaltungsgesellschaft mbH in Germany, CTI Logistx Inc in the USA and Taylor Barnard Holdings Limited in the UK, as well as some other smaller companies. In connection with these acquisitions we spent EUR 1,023 million, compared to acquisition expenditures of EUR 397 million in 1999.

Operating results

	Year Ended 31 December
	2001 US$	2001 EUR	2000* EUR	1999* EUR
	(in millions)
Operating revenues by divisions:
Mail	3,468	3,896	3,706	3,651
Express	3,684	4,139	4,145	3,538
Logistics	2,782	3,125	2,179	1,522
Inter company / Non-allocated	52	58	(94)	(175)

Total operating revenues	9,986	11,218	9,936	8,536
Total operating expenses	9,081	10,201	9,115	8,113
Total operating income	905	1,017	821	423

*
Restated for changes in accounting principles.

  Recent Developments

        On 18 January 2002, we completed our acquisition of Bleckmann Group BV, a leading provider of express distribution solutions for the fashion industry in continental Europe.

        The Multigroup proceedings (see "Item 8—Financial Information—Legal Proceedings") were settled on 4 February 2002. On 5 February 2002, Multigroup discontinued the proceeding against all respondents. This settlement has no adverse impact on our group results in 2002.

  Comparison 2001 vs. 2000

  Operating Revenues

        In 2001, our total operating revenues increased by EUR 1,282 million (12.9%) to EUR 11,218 million compared to 2000. As a result of organic growth and acquisitions, the distribution of revenues was more in line with our strategy of becoming more evenly spread over our three divisions. In 2001, our mail division contributed 34.9% compared to 36.9% in 2000. Our express division contributed 37.1% in 2001 compared to 41.3% in 2000 and our logistics division contributed 28.0% in 2001 compared to 21.8% in 2000.

Mail operating revenues

	Year Ended 31 December
	2001 US$	2001 EUR	2000* EUR
	(in millions)
Mail Netherlands	2,460	2,763	2,690
European Mail Networks	271	305	229
Cross Border Mail	582	654	654
Data and Document Management	155	174	133

Total operating revenues	3,468	3,896	3,706

*	In order to adapt to changed market conditions, we implemented a new organisational structure in our mail division in 2001. The four new business lines now directly align our reporting structure with our strategic objectives. The 2000 amounts have been restated to reflect the new lines of business.

        In 2001, operating revenues for our mail division increased by EUR 190 million (5.1%) compared to 2000. The organic business increased by EUR 76 million (2.0%) and acquisitions contributed EUR 114 million (3.1%) to the growth in revenues.

        The organic revenue growth of EUR 76 million (2.0%) can mainly be attributed to Mail Netherlands (EUR 73 million) where price increases in domestic and direct mail contributed EUR 79 million. This positive effect was, for a large part, offset by lower addressed volumes (0.8%) and negative mix effects (EUR 32 million) in domestic and direct mail. Other net increases amounted to EUR 26 million.

        The following table sets forth certain mail productivity statistics of our mail division for each of the years in the five-year period ended 31 December 2001.

Mail productivity statistics

	Year ended 31 December
	2001	2000	1999	1998	1997
Total mail delivered in the Netherlands (in items):
Per delivery point	964	965	979	974	934
Per FTE Mail in the Netherlands(1)	190,807	192,695	194,033	192,777	181,418
Per inhabitant	442	441	447	445	423
Number of working days	253	254	256	255	254
Postal items per working day (in millions)	28.1	27.7	27.6	27.5	26.1
Operating revenues per FTE(1) (thousands of EUR, mail segment)	90	94	96	97	90
Average percentage of national mail sorted automatically (%)	78	75	71	49	45

(1)
As of 1 October 1996 the FTE (Full Time Employee Equivalent) definition is based on a 37-hour working week.

        In 2001 Mail Netherlands operating revenues increased by EUR 73 million (2.7%) compared to 2000. This increase is fully due to organic business growth.

        In 2001, European Mail Networks operating revenues increased by EUR 76 million (33.2%). The organic business increased by EUR 2 million (0.9%). Acquisitions accounted for an increase of EUR 75 million (32.7%) mainly in the UK (Circular Distributors Ltd), the Czech Republic (Agentura pro Distribucia a Marketing s.r.o.) and Austria (the 100% consolidation of Gesellschaft für Werbemittelverteilung mbH). Unfavourable foreign exchange effect partly offset this growth by EUR 1 million (0.4%).

        Cross Border Mail operating revenues remained at the same level in 2001 as in 2000. The negative organic business effect of EUR 5 million (0.8%) was offset by a positive acquisition effect of EUR 4 million (0.6%) and a positive foreign exchange effect of EUR 1 million (0.2%).

        Data and Document Management operating revenues increased by EUR 41 million (30.8%) compared to 2000. Organic revenue growth contributed EUR 6 million (4.5%) and the acquisition of Lason UK Ltd added EUR 35 million (26.3%).

Express operating revenues

	Year ended 31 December
	2001 US$	2001 EUR	2000* EUR
	(in millions)
Express Europe	2,998	3,368	3,303
Express International	686	771	842

Total operating revenues	3,684	4,139	4,145

*
Included in 2000 is a reclassification of EUR 20 million from Express International to Express Europe for improved comparison.

        Operating revenues of our express division decreased by EUR 6 million (0.1%) compared to 2000. The organic operating business growth was EUR 73 million (1.8%). Acquisition effects diluted growth by EUR 15 million (0.4%) and unfavourable foreign exchange effects accounted for EUR 64 million (1.5%).

        In Europe operating revenues increased by EUR 65 million (2.0%) compared to 2000.

        European organic business increased by EUR 95 million (2.9%). Most of the geographic areas contributed to this growth with the exception of France and Benelux. Effective 1 January 2001, the French business no longer provided services for and on behalf of Chronopost S.A. customers and that resulted in a decrease in revenue of EUR 70 million (2.1%). Excluding the above mentioned item the underlying organic revenue growth in Europe was EUR 165 million (5.0%).

        Acquisition effects in Europe accounted for a EUR 16 million decline (0.5%) which is due primarily to the first full period consolidation of the 2000 joint venture with Swiss Post AG which contributed a EUR 20 million (0.6%) decrease over the preceding year. This was offset by a EUR 4 million (0.1%) positive acquisition impact from the 2000 acquisition of the In-night Holding GmbH franchisees and the joint venture agreement with Luxembourg Post. Unfavourable foreign exchange effects amounted to EUR 14 million (0.4%).

        Operating revenues outside Europe decreased by EUR 71 million (8.4%) compared to 2000.

        Organic business decreased by EUR 22 million (2.6%) mainly due to the under-performance in Australia where organic revenue reduced by EUR 53 million (6.3%) but also in the Americas region where organic revenues declined by EUR 4 million (0.5%). Asia and the Middle East increased organic revenues by EUR 26 million (3.1%) and EUR 9 million (1.1%) respectively. The acquisition of Traffic Express International Co. Ltd contributed EUR 1 million (0.1%) to the total growth in revenue. Unfavourable foreign exchange effects amounted to EUR 50 million (5.9%) mainly due to the weakening of the Australian dollar against the euro.

        As a result of the global economic slowdown in 2001, users of our express delivery services sent fewer consignments and dispatched more goods by slower modes of transport. Our express division has continued to pursue a strategy of increasing revenue quality yields and this includes deployment of strengthened global commercial policies, introduction of simplified no-discount tariffs together with continued focus on margin improvements. Emphasis has been placed on improving operational service performance and network enhancements. IT investments, all aimed at helping our company become the fastest and most reliable provider of express delivery services, have supported the yield strategy. All of these initiatives have resulted in nine quarters of consecutive year-on-year revenue quality yield improvements for domestic and cross-border core services.

Express statistics

	Year ended 31 December
	2001	2000	1999
Number of consignments in thousands	186,654	192,937	167,913
Total tons carried	3,232,123	3,204,757	2,899,330
Number of depots/hubs	878	840	808
Number of vehicles*	19,330	19,126	17,215
Number of aircraft*	43	61	43

*
A substantial number of vehicles and aircraft are not owned by TPG but are leased or subcontracted. The increase in aircraft in 2000 over 1999 covers principally aircraft in Australia which were not included in the 1999 report. In 2001 the number of aircraft decreased due to aircraft, which are no longer leased from a third party but are covered by commercial linehaul agreements.

Logistics operating revenues

	Year ended 31 December
	2001 US$	2001 EUR	2000 EUR
	(in millions)
Total operating revenues	2,782	3,125	2,179

Logistics productivity statistics and volumes

	At 31 December
	2001	2000	1999
Number of warehouses	341	392	248
Number of square meters (thousands)	5,196	4,500	2,898

        Operating revenues of logistics increased by EUR 946 million (43.4%) compared to 2000. The organic business increased by EUR 201 million (9.2%). Acquisitions contributed EUR 771 million to the growth (35.4%) while unfavourable foreign exchange effects were EUR 26 million (1.2%).

        The organic growth was predominantly generated in the logistics business units in the UK, Continental Europe, Turkey and South America.

        In 2001, total operating revenues were generated across the following segments: automotive EUR 1,313 million (42%), fast moving consumer goods EUR 505 million (16%), hi-tech and electronics EUR 389 million (13%), publishing and media EUR 211 million (7%) and tyres EUR 195 million (6%). Other sectors contributed EUR 512 million (16%). In line with our strategic objectives, the proportion of our logistics revenue generated from the automotive sector has moved from 46% in 2000 to 42% in 2001, with new business wins in other sectors, particularly fast moving consumer goods, diversifying our customer base.

        CTI Logistx Inc (acquired in 2000) is the main contributor to the acquisition effect, accounting for an operating revenue of EUR 391 million (18.0%) in the first eight months of 2001. The acquisition of Advanced Logistics Services SpA in May 2001 contributed EUR 159 million (7.3%) to the operating revenue growth of 2001. Other acquired companies accounted for EUR 221 million (10.1%) growth during 2001.

  Operating Expenses

        In 2001, total operating expenses increased by 11.9% compared to 2000. The gross margin improved from 8.3% on a restated basis in 2000 to 9.1% in 2001. Overall the gross margin of the existing business improved whilst acquisitions had some negative impact. Total operating expenses, before amortisation of goodwill and non-allocated items, increased by 12.6%. The underlying organic growth was 4.0%, the increase due to acquisitions was 9.6% and foreign exchange effects accounted for a negative 1.0% impact.

	Year ended 31 December
	2001 US$	2001 EUR	2000* EUR
	(in millions)
Cost of materials	451	507	426
Work contracted out and other external expenses	4,094	4,600	4,137
Salaries and social security contributions	3,414	3,836	3,230
Depreciation, amortisation and impairments	388	437	343
Other operating expenses	734	821	979

Total operating expenses	9,081	10,201	9,115

*
Restated for changes in accounting principles.

        Total cost of materials together with work contracted out and other external expenses increased by 11.9% (EUR 544 million) in 2001 compared to 2000. Acquisitions in 2000 (including CTI Logistx Inc) and 2001 (including Advanced Logistics Services SpA, Circular Distributors Ltd and Lason UK Ltd) contributed EUR 516 million to the increase. The remaining part of the increase (EUR 75 million) was primarily revenue related and reflected organic business growth, especially in express and logistics. The foreign exchange effects negatively impacted the increase by EUR 47 million.

        Salaries and social security contributions increased by 18.8% (EUR 606 million) in 2001 compared to 2000. The increase is partly (8.0%) caused by acquisitions (EUR 258 million). The balance is mainly due to an increase in the average number of full time equivalents (FTEs) together with increases in wages, required under our collective labour agreements.

        Depreciation, amortisation and impairments increased by 27.4% in 2001 (EUR 94 million) compared to 2000. Of this increase, EUR 53 million was due to an increase in regular depreciation charges, which is due to additional investments in property, plant and equipment. Acquisitions accounted for EUR 22 million of this increase. EUR 41 million was due to higher amortisation of goodwill due to acquisitions. The higher amortisation of goodwill was primarily related to the acquisitions of Advanced Logistics Services SpA, Circular Distributors Ltd and Lason UK Ltd. In addition, amortisation of goodwill was higher in 2001 as a result of several 2000 acquisitions, including Mendy Développement S.A., Taylor Barnard Holdings Ltd and CTI Logistx Inc as this expense in 2000 included less than a full year of amortisation charges for these acquisitions.

        Other operating expenses decreased by EUR 158 million (16.1%) in 2001 compared to 2000.

  Operating Income

        Earnings from operations increased by EUR 149 million (15.2%) in 2001 compared to 2000. Our mail division contributed EUR 68 million to the increase in earnings from operations, our express division contributed EUR 11 million and our logistics division contributed EUR 70 million. Our mail division contributed 69.2% to total earnings from operations (operational income before amortisation of goodwill and non-allocated items) in 2001 compared to 72.8% in 2000. Our express division contributed 14.8% in 2001 compared to 16.0% in 2000 and logistics contributed 16.0% in 2001 compared to 11.2% in 2000.

	Year ended 31 December
	2001 US$	2001 EUR	2000* EUR
	(in millions)
Mail	695	781	713
Express	149	167	156
Logistics	160	180	110

Total earnings from operations	1,004	1,128	979
Amortisation of goodwill items	124	139	98
Non-allocated items	(25)	(28)	60

Total operating income	905	1,017	821

*
Restated for changes in accounting principles.

        The mail division's earnings from operations increased in 2001 by EUR 68 million (9.5%) to EUR 781 million. The organic business effect was EUR 65 million (9.1%) consisting of a positive selling price effect of EUR 107 million partly compensated by net cost increases of EUR 13 million and negative other effects of EUR 29 million.

        Acquisitions had a positive impact of EUR 10 million (1.4%) and the foreign exchange effect including the special drawing rights (SDRs) caused a decrease of EUR 7 million (1.0%).

        The express division's earnings from operations increased in 2001 by EUR 11 million (7.1%) to EUR 167 million. The organic business growth amounted to EUR 18 million (11.6%). Foreign exchange fluctuations were negligible and acquisitions accounted for a EUR 7 million (4.5%) decline in growth mainly due to one-off compensation proceeds received in 2000. Our continued focus on revenue quality yield management has resulted in a growth of earnings and an improved return on sales.

        The logistics division's earnings from operations in 2001 increased by EUR 70 million to EUR 180 million (63.6%). The increase was due to the contribution from acquisitions of EUR 58 million (52.7%), organic growth of EUR 15 million (13.6%), and unfavourable foreign exchange effects accounted for EUR 3 million (2.7%).

        In 2001, non-allocated items amounted to a net gain of EUR 28 million compared to a net loss of EUR 60 million in 2000. These items include the net profit on the sale of non-core businesses (EUR 26 million; 2000: EUR 15 million) and the net costs for business development and restructuring initiatives (EUR 2 million gain; 2000: EUR 75 million costs). The EUR 2 million gain includes EUR 78 million of real estate proceeds. Excluding these real estate proceeds, the net costs for business development and restructuring initiatives totaled EUR 76 million (2000: EUR 75 million). This EUR 76 million was made up of business initiative cost of EUR 30 million, write-downs in respect of our Australian business of EUR 30 million and various other costs of EUR 16 million.

  Comparison 2000 vs. 1999

  Operating Revenues

        In 2000 our total operating revenues increased by EUR 1,400 million (16.4%) to EUR 9,936 million compared to 1999. As a result of organic growth and acquisitions, the distribution of revenues over our three divisions became more in line with our strategy. In 2000, our mail division contributed 36.9% compared to 41.9% in 1999. Our express division contributed 41.3% in 2000 compared to 40.6% in 1999 and our logistics division contributed 21.8% in 2000 compared to 17.5% in 1999.

Mail operating revenues

	Year ended 31 December
	2000* EUR	1999* EUR
	(in millions)
Mail Netherlands	2,690	2,646
European Mail Networks	229	216
Cross Border Mail	654	660
Data and Document Management	133	129

Total operating revenues	3,706	3,651

*
In order to adapt to changed market conditions, we implemented a new structure in our mail division in 2001. The four new business lines now directly align our reporting structure with our strategic objectives. The amounts above have been restated to reflect the new lines of business.

        In 2000 mail operating revenues increased by EUR 55 million (1.5%) compared to 1999. The organic business increased by EUR 33 million (0.9%), which is partly offset by acquisitions which negatively accounted for EUR 5 million (0.1%) and favorable foreign exchange effects contributed EUR 27 million (0.7%).

        The positive organic business effect of EUR 33 million (0.9%) was mainly due to price increases and mix changes in Mail Netherlands. This positive effect was offset by lower volumes in domestic mail, compensated by higher volumes of direct mail, both within Mail Netherlands, and lower volumes in Cross Border Mail.

        The following table sets forth certain mail productivity statistics of our mail division for each of the years in the five-year period ended 31 December 2000.

Mail productivity statistics

	Year ended 31 December
	2000	1999	1998	1997	1996
Total mail delivered in the Netherlands (in items):
Per delivery point	965	979	974	934	916
Per FTE Mail in the Netherlands(1)	192,695	194,033	192,777	181,418	180,435
Per inhabitant	441	447	445	423	412
Number of working days	254	256	255	254	255
Postal items per working day (in millions)	27.7	27.6	27.5	26.1	25.2
Operating revenues per FTE(1)
(thousands of EUR, mail segment)	94	96	97	90	82
Average percentage of national mail sorted automatically (%)	75	71	49	45	43

(1)
As of October 1, 1996 the FTE (Full Time Employee Equivalent) definition is based on a 37-hour working week.

        In 2000, Mail Netherlands operating revenues increased by EUR 44 million (1.7%) compared to 1999.

        The organic business effect amounted to EUR 62 million (2.3%), mainly due to a volume decline (EUR 30 million) of letterbox mail, parcels and customised bulk mail, partly compensated by volume growth in the product "postage paid mixed". The decrease in volume was caused mainly by the fact that one of the largest Dutch banks reduced its frequency in mailing customer bank statements (70 million mail items per year). Another important explanation for the volume decline was the fact that 2000 had two fewer working days compared to 1999 (EUR 22 million). Price increases had a positive effect of approximately EUR 32 million. In 2000, the positive organic business effect in direct mail contributed EUR 37 million. Positive volume effects of printed matters and mailings accounted for EUR 22 million and positive price effects accounted for a further EUR 15 million. Other positive movements amounted to EUR 45 million. These increases were partly set off by a negative acquisition effect as a result of the sale of Corporate Fashion Services which amounted to EUR 18 million (0.6%).

        European Mail Networks operating revenues increased by EUR 13 million (6.0%) compared to 1999 due mainly to the acquisition of mail companies in Italy (Rome, Florence, Perugia, Padova and Brescia) which contributed EUR 12 million to revenue growth. The first full period consolidation of the 1999 acquisition of Gesellschaft für Werbemittelverteilung mbH contributed EUR 1 million.

        In 2000, Cross Border Mail (formerly international mail) operating revenues decreased by EUR 6 million (0.9%) compared to 1999. The organic business decreased by EUR 33 million. This negative organic business effect was mainly due to volume decline as a result of the liquidation of Independent Mail B.V. (EUR 35 million). We consider this years' decline in volume an incident and we expect that our volume continues to grow in the upcoming years. Positive price effects accounted for EUR 2 million. Positive foreign exchange effects largely compensated the volume decline by EUR 27 million. Included in this amount is EUR 10.1 million with respect to special drawing rights (SDRs).

        The total volume of cross border mail has decreased in 2000 to 89,141 million kilograms. This decrease is mainly due to the liquidation of Independent Mail B.V.

Cross border mail volumes

	Year ended 31 December
	2000	1999	1998
	(in thousands of kilograms)
Total cross border mail volumes	89,141	91,246	85,116

        Data and document management operating revenues increased by EUR 4 million (3.1%) compared to 1999. This was due to organic business growth.

Express operating revenues

	Year ended 31 December
	2000 EUR	1999 EUR
	(in millions)
Express Europe	3283	2,826
Express International	862	712

Total operating revenues	4,145	3,538

        In 2000 operating revenues of express increased by EUR 607 million (17.2%) compared to 1999. The organic business growth was EUR 303 million (8.6%). Acquisitions accounted for EUR 179 million (5.1%) and favourable foreign exchange effects contributed EUR 125 million (3.5%).

        In Europe, revenues increased by EUR 457 million (16.2%) and express international experienced a slightly higher growth rate, producing an increase in operating revenues of EUR 150 million (21.1%).

        European operating revenues increased by EUR 391 million or 13.9%, excluding foreign exchange effects. All geographic areas in Europe contributed to the overall growth in revenue with the immature express markets of Eastern Europe growing at a much faster rate than the mature markets of Germany and the United Kingdom. The first full period consolidation of the 1999 acquisitions of Jet Services in France and its German subsidiary Jet Services (Deutschland) NVS GmbH contributed EUR 99 million (21.7%) of the total European operating revenue growth of 2000 compared to 1999. The transfer of the French Jetside and Spare business from logistics to express contributed an additional EUR 19 million (4.1%). The formation of the Swiss Post joint venture contributed EUR 8 million (1.8%) to the total European revenue growth.

        Outside of Europe, the operating revenues of Express International in 2000 compared to 1999 increased by EUR 91 million or 12.8%, excluding foreign exchange effects. The 1999 acquisition of the Ansett Air Freight business in Australia contributed EUR 53 million (35.3%) to the overall Express International growth. The organic business increase of EUR 38 million was largely due to revenue growth in Asia (EUR 31 million). The Middle East contributed EUR 5 million to the revenue growth and the Americas contributed EUR 2 million to the revenue growth.

        Favourable foreign exchange movements amounted to EUR 125 million, representing 3% of total express operating revenues. Of this amount EUR 66 million was realized in Europe, representing 2.3% of total Europe's operating revenue growth and EUR 59 million was realized outside of Europe, representing 8.3% of total International operating revenue growth. The majority of operating revenues earned in Europe were from countries participating in the euro. The strengthening of the UK pound against the euro was the most notable currency movement that positively impacted our express revenues. Favourable foreign exchange movements were also experienced in Australia, Asia and the Middle East.

        The following table set forth volumes carried and key resources used by our express division. Our express division has pursued a strong yield strategy which has included the introduction of a new division-wide commercial policy, the implementation of simplified no-discount tariffs and an emphasis on margin improvement. Focus on improving operational service performance, network enhancements and expansion, and IT investments, all aimed at being the fastest and most reliable provider of express delivery services have supported this yield strategy. This has resulted in five quarters of consecutive annual yield improvement.

Express statistics

	Year ended 31 December
	2000	1999	1998
Number of consignments in thousands	192,937	167,913	111,046
Total tons carried	3,204,757	2,899,330	2,681,607
Number of depots/hubs	840	808	704
Number of vehicles*	19,126	17,215	14,802
Number of aircraft*	61	43	39

*
A substantial number of vehicles and aircraft are not owned by us but are leased or subcontracted. The increase in aircraft in 2000 over 1999 covers principally aircraft in Australia which were not included in the 1999 report.

Logistics operating revenues

	Year ended 31 December
	2000 EUR	1999 EUR
	(in millions)
Total operating revenues	2,179	1,522

        Operating revenues of logistics increased in 2000 by EUR 657 million (43.2%) compared to 1999. The organic business increased by EUR 107 million (7.0%). Acquisitions contributed EUR 479 million to the growth (31.5%) while favourable foreign exchange effects contributed EUR 71 million (4.7%).

        The organic growth was predominantly generated in the logistics business units in Italy and the rest of Southern Europe, the Benelux, North America and the Multi Country Logistics business unit.

        In 2000, total operating revenues were generated in the following segments: automotive and tires EUR 1,147 million (52.7%), consumer and electronics EUR 416 million (19.1%), print and paper EUR 201 million (9.2%), industrial and petrochemical EUR 142 million (6.5%), food, drink and healthcare EUR 127 million (5.8%) and the public sector, utilities and other EUR 145 million (6.7%). Operating revenues for each of these segments increased at least 30% in 2000 compared to 1999.

        CTI Logistx Inc. is the main contributor to the acquisition effect, accounting for an operating revenue growth of EUR 199 million (13.1%) despite starting its contribution as of September 2000. Other major contributors acquired in 2000 are Taylor Barnard Holdings Ltd, which contributed EUR 57 million (3.8%) and Mendy Développement S.A., which contributed EUR 49 million (3.2%). The 1999 acquisition of Nuova Tecno SpA (Tecnologistica) contributed EUR 134 million (8.8%) to the operating revenue growth in the first five months of 2000, being a full year effect of the acquisition. Other acquired companies accounted for EUR 40 million.

        The favourable foreign exchange rate effects in logistics mainly related to the strengthening of the US dollar, the Canadian dollar and the UK pound against the euro.

  Operating Expenses

        In 2000, total operating expenses increased by 12.4% compared to 1999. Due to the fact that total operating expenses increased less than the growth in operating revenues, the gross margin increased from 5.0% in 1999 to 8.3% in 2000. Overall, the gross margin in the existing business remained stable with acquisitions having some positive impact. Total operating expenses, before amortisation of goodwill and non-recurring costs, increased by 11.7%. The underlying organic growth was 0.6%, the increase due to acquisitions was 8.9% and foreign exchange effects accounted for 2.2%.

	Year ended 31 December
	2000* EUR	1999* EUR
	(in millions)
Cost of materials	426	339
Work contracted out and other external expenses	4,137	3,398
Salaries and social security contributions	3,230	3,084
Depreciation, amortisation and impairments	343	247
Other operating expenses	979	1,045

Total operating expenses	9,115	8,113

*
Restated for changes in accounting principles.

        Total cost of materials together with work contracted out and other external expenses increased by 22.1% (EUR 826 million) in 2000 compared to 1999. Acquisitions in 1999 and 2000, such as CTI Logistx contributed EUR 425 million to the increase. The remaining part of the increase (EUR 401 million) was primarily revenue related and reflected organic business growth, especially in express and logistics.

        Salaries and social security contributions increased by 4.7% (EUR 146 million) in 2000 compared to 1999. The increase is partly (5.9%) caused by acquisitions (EUR 181 million), which is partly offset by an organic decrease of 1.2% (EUR 35 million) mainly due to a lower pension liability in 2000 compared to 1999.

        Depreciation, amortisation and impairments increased by 38.9% in 2000 (EUR 96 million) compared to 1999. Of this increase EUR 66 million was due to an increase of regular depreciation charges, which is due to additional investments in property, plant and equipment. Acquisitions accounted for EUR 20 million of this increase. EUR 30 million was due to higher amortisation of goodwill due to acquisitions. The higher amortisation of goodwill was primarily related to this years' acquisition of Mendy Développement S.A., Taylor Barnard Holdings Ltd and CTI Logistx Inc among other acquired companies in 2000. In addition, amortisation of goodwill was higher in 2000 as a result of several 1999 acquisitions, including Jet Services and Nuova Tecno SpA (Tecnologistica) as this expense in 1999 included less than a full year of amortisation charges for these acquisitions.

        Other operating expenses decreased by EUR 66 million (6.3%) in 2000 compared to 1999 as a result of lower reorganisation expenses in 2000.

  Operating Income

        Earnings from operations increased by EUR 463 million (89.7%) in 2000 compared to 1999. Our mail division contributed EUR 266 million to the increase in earnings from operations. Our express division contributed EUR 139 million and our logistics division contributed EUR 58 million. Our mail division contributed 72.9% to total earnings from operations (operating income before amortisation of goodwill and non-recurring costs) in 2000 compared to 86.6% in 1999. Our express division contributed 15.9% in 2000 compared to 3.3% in 1999 and logistics contributed 11.2% in 2000 compared to 10.1% in 1999.

	Year ended 31 December
	2000* EUR	1999* EUR
	(in millions)
Mail	713	447
Express	156	17
Logistics	110	52

Total earnings from operations	979	516
Amortisation of goodwill items	98	68
Non-allocated items	60	25

Total operating income	821	423

*
Restated for changes in accounting principles.

        The mail division's earnings from operations increased in 2000 by EUR 266 million (59.5%) to EUR 713 million. The positive organic business effect of EUR 278 million (62.2%) due to a lower pension liability and a positive selling price effect. Net cost increases amounted to EUR 9 million. Other effects had a positive effect. The acquisition of the Italian companies had a negative effect on income of EUR 2 million. The foreign exchange effect including the special drawing rights (SDRs) caused a negative effect of EUR 10 million.

        The express division's earnings from operations in 2000 increased by EUR 139 million to EUR 156 million. Of this total growth a net amount of EUR 6 million related to acquisitions. The organic business growth amounted to EUR 127 million, the absence in 2000 of the corporate identity expenses positively impacted this growth. Organic growth was achieved despite very significant additional costs resulting from fuel price increases and adverse transactional foreign exchange movements that primarily relate to operation of the air network in Europe. In Europe, the recovery seen in the second half of 1999 continued in 2000 with solid business growth in all geographic areas. Outside Europe, the business improved primarily through organic growth, with Asia generating its highest earnings ever, but this was offset by a disappointing performance in Australia caused by the loss of management focus due to internal change initiatives, resulting in decreased margins. The positive foreign exchange effects amounted to EUR 6 million.

        The logistics division's earnings from operations in 2000 increased by EUR 58 million to EUR 110 million (111.5%). The increase was due to the contribution from increased revenues resulting from acquisitions (EUR 24 million) and organic growth (EUR 29 million), while foreign exchange effects accounted for EUR 5 million.

        In 2000, non-allocated items amounted to a net loss of EUR 60 million compared to EUR 25 million in 1999. These items include a positive result of the sale of AWAS (EUR 15 million), a devaluation of non-core business (EUR 43 million), and costs for business development initiatives in China, e-commerce and other initiatives (EUR 32 million).

  Comparison 2001 vs. 2000, 2000 vs. 1999

  Financial Income and Expenses

        Net financial expense amounted to EUR 93 million compared to EUR 60 million in 2000. This increase of EUR 33 million in 2001 over the preceding year was due to higher financial expenses of EUR 35 million, partly offset by higher financial income of EUR 2 million.

        The increase in financial expense of EUR 35 million was due to the full year impact of financing of two significant acquisitions in 2000 (CTI Logistx Inc and Taylor Barnard Holdings Ltd) together with the current year acquisitions (Circular Distributors Ltd, Lason UK Ltd and Advanced Logistics Services SpA).

        In 2000, net financial expense amounted to EUR 60 million compared to EUR 25 million in 1999. This increase of EUR 35 million in 2000 over the preceding year was due to higher financial expenses of EUR 39 million, partly offset by higher financial income of EUR 4 million.

        The increase in financial expense of EUR 39 million (mainly of a short-term nature) was due to financing of new acquisitions including CTI Logistx Inc and Taylor Barnard Holdings Ltd (together EUR 15 million), funding of investments in aircraft and properties (EUR 9 million) and increased interest rates (EUR 15 million).

  Income Taxes

        Income taxes amounted to EUR 335 million (2000: 282), or 36.3% (2000: 37.1%) of income before income taxes. An amount of EUR 48 million (2000: 47) of our total income taxes related to tax authorities outside the Netherlands.

        Current tax expense amounted to EUR 331 million (2000: 230). The difference between the income taxes shown in our statements of income and the current income tax expense is due to timing differences. The timing differences are recognized as deferred tax assets or deferred tax liabilities. The deferred tax assets relate to deferred tax claims on tax authorities.

        The effective tax rate in 2001 was 1.3% (2000: 2.1%) higher than the statutory tax rate of 35% in the Netherlands. The difference is due to permanent differences such as non-deductible amortisation of goodwill, non- and partly- deductible costs and different income tax rates in other countries.

        The total accumulated losses that are available for carry forward at the end of 2001 amounted to EUR 762 million (2000: 600). With these losses carried forward, future tax benefits of EUR 256 million (2000: 207) could be recognised. Deferred tax assets are recognised if it is more likely than not that they can be offset against taxes payable in future years. As a result of that we recorded deferred tax assets of EUR 97 million at the end of 2001 (2000: 57). We have not recognised EUR 159 million (2000: 150) of the potential future tax benefits, mainly due to the fact that the utilisation of the available losses against future taxable income is considered to be less likely, for example as the result of the expiry of tax losses carried forward and legislative changes.

        Income taxes shown in our restated consolidated statements of income of the year 2000 amounted to EUR 282 million (1999: 163), or 37.1% (1999: 40.9%) of income before income taxes. An amount of EUR 47 million (1999: 34) of our total income taxes related to tax authorities outside the Netherlands.

        Current restated tax expense in 2000 amounted to EUR 282 million (1999: 163). The difference between the income taxes shown in our statements of income and the current tax expense is due to timing differences. The timing differences are recognized as deferred tax assets or deferred tax liabilities. The deferred tax assets mainly relate to deferred claims on tax authorities.

        The effective tax rate in 2000 was 2.1% (1999: 5.9%) higher than the statutory tax rate of 35% in the Netherlands. The difference is due to permanent differences such as non-deductible amortisation of goodwill, non- and partly deductible costs and different income tax rates in other countries.

        The total accumulated losses at the end of 2000 amounted to EUR 600 million (1999: 491). With these losses carried forward, future tax benefits of EUR 207 million (1999: 185) could be recognized. Deferred tax assets are recognized if it is more likely than not that they can be offset against taxes payable in future years. We have not recognized EUR 150 million (1999: 134) of these potential future benefits, mainly due to the fact that utilization of these losses against future profits is less likely, for example as the result of the expiry of tax losses carried forward, restructuring and legislative changes. As a result of that we recorded deferred tax assets of EUR 57 million at the end of 2000 (1999: 51).

  Results from Investments in Affiliated Companies

        In 2001, the results from investments in affiliated companies amounted to a loss of EUR 1 million (2000: (4), 1999: (1)).

  Net Income

        In 2001, net income increased by EUR 112 million (23.7%) compared to 2000. The increase in profit was primarily the result of the increase in operating income of EUR 196 million (23.9%), partially offset by an increase in income taxes (EUR 53 million) and an increase in net interest expense (EUR 33 million). The higher net interest expenses were mainly due to the financing of acquisitions. Losses from investments from affiliated companies amounted to EUR 1 million and minority interests amounted to EUR 3 million negative. In 2001, unfavourable foreign exchange effects accounted for EUR 3 million.

        In 2000, restated net income increased by EUR 242 million (104.7%) compared to restated 1999. The increase in profit was primarily the result of the increase in operating income of EUR 398 million (94.1%), partially offset by an increase in income taxes (EUR 119 million) and an increase in net interest expense (EUR 35 million). The higher net interest expenses were mainly due to the financing of acquisitions. Losses from investments from affiliated companies were EUR 3 million higher than in 1999, which was partly offset by a positive contribution by minority interests of EUR 1 million. In 2000, favourable foreign exchange effects contributed EUR 3 million to net income.

  Cash Flow

        Net cash provided by operating activities in 2001 totaled EUR 773 million, of which EUR 585 million was generated from net income. The increase in working capital of EUR 72 million had a negative impact on cash flow. Furthermore, settlement of wage guarantees (EUR 181 million) negatively affected cash flow. Income tax paid in the year amounted to EUR 303 million (2000: 253) and interest paid amounted to EUR 108 million (2000: 62).

        Increased accounts receivable and other current assets utilised total additional cash of EUR 188 million, mainly related to other accounts receivable and prepayments and accrued income. The trade accounts receivable movement of EUR 114 million included EUR 96 million for acquisition and disposed subsidiary effects.

        Current liabilities increased the cash flow by EUR 88 million. Trade accounts payable increased by EUR 27 million, consisting of a decrease of EUR 26 million and an increase related to new acquisitions of EUR 53 million. The increase of other current liabilities of EUR 169 million included EUR 55 million for acquisition and disposed subsidiary effects and foreign exchange effects.

        Net cash provided by operating activities in 2000 totaled EUR 572 million, of which EUR 473 million was generated from net income. The increase in working capital of EUR 196 million had a negative impact on cash flow. Furthermore, utilisation of provisions (EUR 89 million) negatively affected cash flow.

        Accounts receivable used cash flow of EUR 257 million, which mainly related to trade accounts receivable. The trade accounts receivable movement of EUR 355 million included EUR 112 million for acquisition and disposed subsidiary effects.

        Current liabilities increased the cash flow by EUR 106 million. Trade accounts payable increased by EUR 89 million, which was related to the growth in operating revenues. Other current liabilities increased by EUR 17 million.

        Net cash provided by operating activities in 1999 totaled EUR 446 million, of which EUR 231 million was generated from net income. The increase in working capital of EUR 63 million had a negative impact on cash flow. Furthermore, changes in provisions of EUR 149 million positively affected cash flow.

        Accounts receivable used cash flow of EUR 177 million, of which EUR 117 million related to trade accounts receivable and the remaining EUR 60 million related to other accounts receivable. The trade accounts receivable movement of EUR 293 million included EUR 176 million for acquisition and disposed subsidiary effects.

        Current liabilities increased the cash flow by EUR 133 million. Trade accounts payable increased by EUR 81 million, which was related to the growth in operating revenues. Other current liabilities increased by EUR 52 million.

        In 2001, net cash used in investing activities related primarily to acquisitions and to capital expenditures.

        In 2001, we acquired several group companies, mainly in logistics and mail, for a total amount of EUR 229 million. The acquisitions include Advanced Logistics Services SpA in Italy, Lason UK Ltd and Circular Distributors Ltd in the United Kingdom and several other smaller companies.

        In 2001, capital expenditures on property, plant and equipment amounted to EUR 481 million. Of this amount, EUR 137 million related to mail, EUR 192 million to express and EUR 152 million to logistics. In mail, capital expenditures mainly related to enlarged buildings and equipment for the sorting centres, new buildings with standardised construction and expenditures in Post Offices. In express, capital expenditures included investments in depots and hubs, fleet replacements, aircraft spare parts and Airbus aircraft. In logistics the majority of capital expenditures related to acquisitions and equipment dedicated to the operation of contracts.

        In 2000, net cash used in investing activities related primarily to acquisitions and to capital expenditures.

        In 2000, we acquired several group companies, mainly in logistics, for a total amount of EUR 1,023 million. The acquisitions include CTI Logistx Inc in the USA, Taylor Barnard Holdings Ltd in the UK, the Schrader Group in Germany and several other companies.

        In 2000, capital expenditures on property, plant and equipment amounted to EUR 392 million. Of this amount, EUR 109 million related to mail, EUR 208 million to express and EUR 75 million to logistics. In mail, capital expenditures related mainly to the reconfiguration of sorting centers and post boxes in post offices. In express, capital expenditures included investments in depots and hubs, fleet replacements, aircraft spare parts and Airbus aircraft. In logistics, the majority of capital expenditures related to acquisitions and equipment dedicated to the operation of contracts.

        In 1999, net cash used in investing activities related primarily to acquisitions and to capital expenditures.

        In 1999, we acquired several group companies, mainly in express and logistics, for a total amount of EUR 397 million. The acquisitions included Jet Services, an express company in France; Technologistica, a logistics company in Italy; Ansett Air Freight, an express company in Australia, and several other companies.

        In 1999, capital expenditures on property, plant and equipment amounted to EUR 363 million. Of this amount, EUR 112 million related to mail, EUR 190 million to express and EUR 61 million to logistics. In mail, capital expenditures related mainly to Briefpost 2000, reconfiguration of sorting centres and renewal of post boxes. In express, capital expenditures included investments in depots and hubs, fleet replacements, aircraft spare parts and Airbus aircraft. In logistics, the majority of capital expenditures related to acquisitions and equipment dedicated to the operation of contracts.

        Changes in equity resulted in a cash outflow of EUR 184 million. This amount includes the final cash dividend for 2000 amounting to EUR 79 million, a cash interim dividend for 2001 of EUR 67 million and a cash outflow related to a share buy-back program to cover outstanding option plans of EUR 33 million.

        In 2001, new long-term liabilities, net of repayments, resulted in a cash inflow of EUR 1,182 million.

        The acquired long-term liabilities totaling EUR 1,247 million relate to the EUR 1 billion Eurobond issued in December 2001, a EUR 231 million, Canadian dollar denominated, syndicated facility and other loans (EUR 16 million).

        Repayments of long-term liabilities totaling EUR 65 million relate to finance leases (EUR 12 million), other loans (EUR 18 million) and non-interest-bearing liabilities (EUR 35 million).

        In 2001 changes in short-term financing resulted in a cash outflow of EUR 873 million.

        Short-term financing decreased by EUR 860 million due to the repayment of a bridge finance facility used to finance the acquisition of CTI Logistx Inc in 2000 (EUR 699 million) and other corporate financing facilities.

        In 2000, financing activities generated cash inflow of EUR 592 million.

        Changes in equity resulted in a cash outflow of EUR 229 million. This amount consists of the final cash dividend for 1999 amounting EUR 83 million, a cash interim dividend for 2000 of EUR 46 million and a cash outflow related to a shares buy-back program to cover outstanding option plans of EUR 100 million.

        In 2000, new long-term liabilities, net of repayments, resulted in a cash inflow of EUR 18 million.

        The acquired long-term liabilities totaling EUR 209 million relate to the sale & lease back programme for aircraft (EUR 37 million), the financing of Germany depots (EUR 37 million), the increased use of the CBA Facility in Australia (EUR 32 million), the financing of the acquisition of Taylor Barnard Holdings Ltd in the UK (EUR 98 million) and other loans (EUR 5 million).

        Repayments of long-term liabilities totaling EUR 191 million relate to finance leases (EUR 12 million), other loans (EUR 4 million) and the movement from long-term to short-term (EUR 175 million).

        In 2000 changes in short-term financing resulted in a cash inflow of EUR 803 million.

        Short-term financing increased by EUR 699 million due to a bridge finance facility used to finance the acquisition of CTI Logistx Inc in the USA. Of the remaining EUR 104 million, EUR 51 million relates to the financing of capital expenditures on property, plant and equipment, repayments of aircraft financing and the movement from long-term to short-term.

        In 1999, financing activities generated a cash inflow of EUR 129 million.

        Changes in equity resulted in a cash outflow of EUR 127 million. This amount consists of the final cash dividend for 1998 and a cash interim dividend for 1999.

        In 1999, new long-term liabilities, net of repayments, resulted in a cash inflow of EUR 224 million.

        Due to acquisitions in 1999, long-term loans of EUR 78 million were taken and EUR 45 million long-term debt was repaid. The renewed Australian loan facility increased the long-term liabilities by EUR 173 million. Other new long-term loans amounted to EUR 43 million, of which EUR 26 million related to re-financing of aircraft and EUR 17 million to other new loans. The movement from long-term to short-term amounted to EUR 25 million.

        In 1999, changes in short-term financing resulted in a cash inflow of EUR 32 million.

        Short-term financing increased by EUR 289 million. EUR 192 million was related to the Euro Commercial Paper Programme. This program was set up to finance the acquisitions made in 1999. Other new short-term debt amounted to EUR 97 million, of which EUR 25 million was related to the movement from long- to short-term. The remaining EUR 72 million was related to financing of capital expenditures on property, plant and equipment.

        Repayments of short-term debt amounted to EUR 257 million. This total is the result of the repayment of the Australian facility (EUR 121 million), aircraft (EUR 29 million) and debt repayment of new acquisitions (EUR 102 million). Other repayments amounted to EUR 5 million.

  Other explanatory notes

        For information regarding governmental policies that affect or could affect our operations see "Item 4—Information on the Company—Regulatory Environment".

  Liquidity and Capital Resources

        At 31 December 2001, the net debt position was EUR 1,729 million (2000: EUR 1,329 million). This consisted of EUR 411 million of short-term debt (2000: EUR 956 million) and EUR 1,769 million (2000: EUR 623 million) of long-term debt (including the current portion of EUR 137 million), offset by EUR 451 million of cash and cash equivalents (2000: EUR 250 million).

        Short-term debt consisted of a EUR 127 million Australian facility, EUR 94 million of guaranteed unsecured loan notes to finance the acquisition of Taylor Barnard Holdings Ltd and EUR 326 million of other group facilities.

        Long-term debt consisted of the EUR 1 billion Eurobond issued in December 2001, a EUR 231 million 5 year plus one day syndicated facility signed in May 2001, EUR 155 million in respect of the non-current portion of a bilateral facility signed in December 2001, EUR 72 million of Dutch State loans, EUR 70 million of finance lease obligations and EUR 104 million of other long-term liabilities.

        At 31 December 2001, the total cash position amounted to EUR 451 million, an increase of EUR 201 million compared to year-end 2000 (EUR 250 million). The cash flows from operations was supplemented by the unused portion of the Eurobond proceeds, offset by acquisitions and related financing costs. Capital resources are sufficient to finance our present requirements.

        At 31 December 2001, committed facilities with domestic and international banks amounted to EUR 1,102 million and uncommitted facilities amounted to EUR 663 million. At 31 December 2001, EUR 418 million had been drawn on committed facilities.

        At 31 December 2000, the net debt position consisted of EUR 1,329 million (1999: EUR 461 million) of indebtedness. The net debt position consisted of EUR 956 million of short-term debt million (1999: EUR 298 million) and EUR 623 million (1999: EUR 437 million) of long-term debt (including the current portion of EUR 175 million) offset by EUR 250 million of cash and cash equivalents (1999: EUR 274 million). These movements were primarily due to acquisitions during 2000.

        Short-term debt consisted mainly of a EUR 699 million bridge finance facility used to finance the acquisition of CTI Logistx Inc. and EUR 132 million of money market loans and commercial paper in TNT Post Group Finance B.V.

        Long-term debt includes EUR 72 million of loans from the State of the Netherlands, a EUR 131 million Australian dollar bank facility, EUR 38 million German loans to finance real estate, EUR 91 million guaranteed unsecured loan notes to finance the acquisition of Taylor Barnard Holdings Ltd, EUR 97 million of financial lease obligations and EUR 19 million of other interest-bearing long-term liabilities.

        At 31 December 2000, the long term liabilities include non-interest bearing debt for an amount of EUR 11 million. The current portion of long-term debt, included in the balance sheet under short-term liabilities, consisted of EUR 175 million.

        At 31 December 2000, our total cash position amounted to EUR 250 million, a decrease of EUR 24 million compared to year-end 1999 (EUR 274 million). The increase in cash flows from operations was offset by cash outflows for investing activities, acquisitions and related financing costs. Our capital resources are sufficient to finance our present requirements.

        At 31 December 2000, we had committed credit facilities with a number of domestic and international banks amounting to EUR 1,511 million and uncommitted facilities amounting to EUR 801 million. On these facilities, EUR 1,140 million had been drawn on committed facilities at 31 December 2000.

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

        We pursue a prudent financing strategy, with strong credit ratings, in order to provide the flexibility to borrow from a diversity of sources. This is reflected in the amount of headroom against committed facilities, the maturity of our borrowings, and strong business cash flow.

        In 2001, we generated net cash from operating activities EUR 773 million, an increase of EUR 201 million over the prior year. EUR 698 million was used in investing activities, consisting of EUR 390 million of net capital expenditure, EUR 330 million of acquisitions, EUR 64 million of disposals, and EUR 42 million of other net outflows. Net cash used in investing activities in 2000 was EUR 1,242 million, which included the acquisition of CTI Logistx Inc.

        As with any global organisation, operating cash flows are affected by economic and business trends. At TPG, the majority of those cash flows are derived from our mail division, particularly from operations in The Netherlands. Amongst other factors, the impact of electronic substitution on mail volumes and the pace of postal liberalisation in Europe may impact those cash flows, although it is not possible to predict reliably what the effects will be.

        At 31 December 2001, our cash and cash equivalents amounted to EUR 451 million, which represented an increase of EUR 201 million over the prior year. Included in the EUR 451 million is EUR 98 million of restricted cash held mainly by consolidated joint venture entities. The cash held in these consolidated joint ventures is considered to be restricted by virtue of the fact that we require the agreement of our joint venture partners before we are able to access this cash. The increase represented a refinancing surplus arising from the issuance of our Eurobond in December 2001. These amounts were held on short-term deposit.

        Our committed bank facilities at 31 December 2001 totaled EUR 1,102 million, of which EUR 684 million remained undrawn. The undrawn facilities consisted mainly of a EUR 500 million revolving, syndicated facility, which supports our Euro Commercial Paper program, and four bilateral bank facilities each of EUR 45 million. Our undrawn, committed facilities mature between October 2003 and July 2004. We had no Euro Commercial Paper outstanding at year end. In addition, at 31 December 2001, we had EUR 663 million of uncommitted facilities, of which EUR 401 million remained undrawn.

        Thus, in addition to cash provided by operating activities and asset disposals, TPG is able, at short notice, to call upon surplus cash on deposit and EUR 684 million of committed bank facilities to provide liquidity. These amounts are in addition to uncommitted facilities. The Board of Management believes that these sources of finance will meet the needs of the business into the foreseeable future.

        During 2001, we refinanced much of our interest-bearing borrowings with longer-term instruments. These included the issuance, in December 2001, of a EUR 1 billion Eurobond with a maturity of seven years and a Canadian dollar denominated syndicated bank loan of EUR 231 million with maturity of five years plus one day.

        Our year-end gross interest-bearing borrowings totaled EUR 2,180 million, of which 75% was at fixed rates of interest and EUR 1,632 million represented long-term debt. We had operating lease commitments of EUR 1,245 million and guarantees outstanding to third parties totalling EUR 180 million.

        The maturity of these amounts are shown in the table below.

	Total	Less than 1 year	1 to 3 Years	4 to 5 Years	After 5 Years

Total Gross Borrowings, Excluding Leases	2,093	531	98	254	1,210
Capital Leases	87	17	24	21	25
Total Gross Debt	2,180	548	122	275	1,235
Operating Lease Commitments	1,245	269	336	246	394
Guarantees	180	118	—	—	62

        EUR 62 million of financial guarantees (including accrued interest) relates to an obligation in 2010 to fund additional potential costs that relate to wage guarantees. The likelihood of these additional costs arising is considered remote.

        At 31 December 2001, in addition to the amounts described above, we had capital commitments of EUR 7 million and purchase commitments of EUR 75 million.

        On 5 September 2001, Standard and Poor's Ratings Services confirmed the A long-term issuer rating of TPG N.V. and revised its outlook from positive to stable. Our Commercial Paper is rated A-1 by Standard and Poor's and Prime-1 by Moody's. In February 2002, Moody's Investors Service announced that it placed on review for possible downgrade our Aa3 senior unsecured ratings in light of "the difficult operating environment facing TPG and the challenges of integrating and improving the operating performance of acquired entities". See "Item 3— Key Information— Risk Factors— A downgrade in our credit rating by Standard & Poor's and Moody's may have an impact on our financing costs and our ability to finance our operations and acquisitions which could affect our ability for a sustainable growth in revenues, profitability, reputation and share price".

  Capital Expenditure on Property, Plant and Equipment

        Our capital expenditure on property, plant and equipment for the three years 1999-2001, was as follows:

	Year ended 31 December
	2001 US$	2001 EUR	2000 EUR	1999 EUR
	(in millions)
Mail	122	137	109	112
Express	171	192	208	190
Logistics	135	152	75	61

Total	428	481	392	363

  Mail

        Capital expenditure by our mail division totalled EUR 137 million in 2001, a 26% increase compared to 2000. The majority of the capital expenditures related to enlarged buildings and equipment for the sorting centres (EUR 25 million), new buildings with standardised construction (EUR 43 million) and expenditures in Postkantoren B.V. (EUR 14 million). Other expenditures related to the new international mail centre at Amsterdam Schiphol Airport (EUR 15 million), new print & mail equipment, new hardware and software (EUR 18 million) and other expenditures (EUR 22 million).

  Express

        Capital expenditure by our express division totalled EUR 192 million in 2001, an 8% decrease compared to 2000. Fleet expansions and replacements including the acquisition and conversion of three Airbus jet freighter aircraft amounted to EUR 55 million of the total. Investments in depots, hubs and warehouses totalled EUR 34 million. IT, communication and operational equipment including automated sorting systems accounted for a further EUR 75 million. Various other expenditures amounted to EUR 28 million. Of the total EUR 192 million, EUR 176 million (92%) was spent in Europe.

  Logistics

        Capital expenditure by our logistics division totalled EUR 152 million in 2001. The majority of these expenditures in property, plant and equipment relate to new business acquired and to other equipment dedicated to operate logistics contracts. In the United Kingdom, EUR 58 million has been invested in warehouses and equipment on existing contracts. In continental Europe, EUR 63 million has been invested in warehouses, shared-user facilities and fleet renewals. EUR 5 million has been invested in warehouses and equipment for new and existing contracts in South America. In Australia EUR 4 million has been invested in the purchase of containers for Pallecon and other equipment in the automotive sector and EUR 4 million has been invested in Asia for new contracts and the development of the wire and wireless warehouse. In North America EUR 10 million has been invested in warehouse and IT Equipment. Container Logistics invested EUR 8 million for new hire fleet containers and equipment.

  Commitments

        Capital expenditure commitments not included in the balance sheet at 31 December 2001 amounted to EUR 7 million (2000: EUR 71 million). The majority of this amount relates to mail sorting computer software (EUR 3 million) and a number of small items (EUR 4 million).

  Capital expenditure budget for 2002

        The capital expenditures budget for 2002 is approximately EUR 523 million. We expect that net cash provided by operating activities can fund these expenditures.

  2000 and 1999

        Capital expenditure in 2000 amounted to EUR 392 million and mainly related to enlarging buildings and increasing equipment for our mail division, establishing new depots for our express division, and for property, plant and equipment in newly acquired businesses for our logistics division.

        The majority of the capital expenditure within mail is associated with enlarged buildings and equipment for the sorting centers (EUR 25 million), new buildings with standardized construction (EUR 19 million) and expenditures in Postkantoren B.V. (EUR 18 million). The establishment of 72 new depots in the Netherlands (EUR 6 million) and the creation of two new road hubs at Nuremburg and Wiesbaden in Germany which were completed during 2000 (EUR 23 million), fleet replacements and depot improvements (EUR 42 million) contributed to capital expenditure for the express division. The logistics division incurred expenditure of EUR 41 million in warehouse equipment and IT systems, EUR 13.7 million for leasehold land and land and buildings mainly for the Compaq and Black & Decker contracts, and EUR 7.8 million in the UK for the new Volkswagen warehouse.

        Capital expenditure commitments not included in the balance sheet at 31 December 2000 amounted to EUR 71 million. The majority of this amount relates to aircraft for the European air network (EUR 35 million) and mail sorting machines in the Netherlands (EUR 25 million).

        Capital expenditure in 1999 amounted to EUR 363 million and mainly consisted of capital expenditures for the company's infrastructure. Specific infrastructure projects related to the new mail sorting centers and sorting equipment (EUR 54 million) and new air as well as road hubs (EUR 35 million). Other capital expenditures related to new warehouse facilities (EUR 16 million), new depots and equipment (EUR 17 million) and freight carriers including spare parts (EUR 31 million). Further capital expenditures were made in buildings (EUR 62 million) and information technology (EUR 68 million). The remaining EUR 80 million of capital expenditures related to various small projects.

        Capital expenditure commitments not included in the balance sheet at 31 December 1999 amounted to EUR 58 million. The majority of this amount represented commitments in respect of Briefpost 2000 (EUR 46 million).

  Reconciliation of Dutch GAAP to US GAAP

        Net income determined in accordance with US GAAP was EUR 484 million in 2001 (EUR 408 million in 2000 and EUR 249 million in 1999). In 2001 US GAAP net income was EUR 101 million lower than net income determined in accordance with Dutch GAAP (2000: EUR 65 million lower and in 1999 EUR 18 million higher than restated net income). This was primarily due to the fact that we have recognised a liability for future wage guarantees under Dutch GAAP. This liability did not qualify as a liability under US GAAP. The difference resulted in a reconciliation to US GAAP shareholders' equity. It has been the intention to transfer the liability for future wage guarantees to a third party. In 2001 we transferred the liability as per 1 January 2001 to an insurance company, after approval of the labour unions and works council. This resulted in a reconciliation to US GAAP shareholders' equity, as unlike Dutch GAAP where the obligation for future wage guarantees has been settled in full in December 2001, under US GAAP the obligation is not considered to be fully discharged. Therefore, we are required to recognise this payment as a deposit asset, which will be charged to our statement of income based on the consideration paid by the insurance company. This resulted in a reconciliation to US GAAP shareholders' equity.

        Mail, express and logistics in 2001 accounted for 69.2%, 14.8% and 16.0%, respectively, of our operating income (before amortisation of goodwill and non-allocated items and before the results of non-core activities) determined in accordance with Dutch GAAP and 66.6%, 16.1% and 17.3% respectively, of our operating income (before amortisation of goodwill and non-allocated items and before the results of non-core activities) determined in accordance with US GAAP. The difference between Dutch GAAP and US GAAP operating income on a segmental basis is primarily the result of timing differences related to the considerations described above.

        In 2000, mail, express and logistics accounted for 72.8%, 16.0% and 11.2%, respectively, of our restated operating income (before amortisation of goodwill and non-allocated items and before the results of non-core activities) determined in accordance with Dutch GAAP, and 72.4%, 16.2% and 11.4%, respectively, of our operating income (before amortisation of goodwill and non-allocated items and before the results of non-core activities) determined in accordance with US GAAP.

        In 1999, mail, express and logistics accounted for 86.6%, 3.3% and 10.1%, respectively, of our restated operating income (before amortisation of goodwill and non-allocated items and before the results of non-core activities) determined in accordance with Dutch GAAP and 84.0%, 5.9% and 10.1%, respectively, of our operating income (before amortisation of goodwill and non-allocated items and before the results of non-core activities) determined in accordance with US GAAP.

        Our shareholders' equity determined in accordance with US GAAP was EUR 2,640 million at 31 December 2001 (EUR 2,332 million at 31 December 2000), which was EUR 154 million higher (EUR 250 million higher at 31 December 2000) than shareholders' equity determined in accordance with Dutch GAAP.

        For a discussion of the differences between Dutch GAAP and US GAAP, which materially affect the determination of our net income and shareholders' equity, see note 29 to our consolidated financial statements.

        For newly issued accounting standards see note 29 to our consolidated financial statements.

  Critical accounting principles

        Reported financial condition and results of operations of the company are sensitive to accounting methods, assumptions and estimates that underly preparation of the financial statements. The profile of critical accounting principles, the judgments and other uncertainties affecting application of those principles and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing "Item 18—Financial Statements" and the discussion in this item.

  Fixed assets

  Intangible assets

        Goodwill arising from acquisitions is valued at historical cost less amortisation or at economic value if this is less on a permanent basis. Amortisation expense is calculated using the straight-line method based on the estimated useful life up to 20 years unless a longer period can be specifically identified and supported.

        In the event that, for that goodwill which we amortise over a period of 40 years, the estimated useful life is determined to be less than management's original estimate then the company will be subject to an increased amortisation charge in its statements of income. For this goodwill, this would result in an increase from the current annual charge of EUR 33 million to the following:

	Revised expected useful life
Amounts in EUR million	5 years	10 years	20 years
Revised annual amortisation charge	228	114	57

        The above sensitivity analysis has been provided only for goodwill amortised over 40 years as a revision of the useful life of this goodwill would have the most significant impact on the financial statements. As this amortisation charge is not tax deductible, the above additional charges would impact net income directly. The useful life of the goodwill balance depreciated over a period of up to 20 years could also be impacted by the changes in the above mentioned assumptions.

  Tangible assets

        Tangible assets (including property, plant and equipment) are valued at historical cost less depreciation or at economic value if this is less on a permanent basis. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. Should the economic life of tangible fixed assets be reduced the company will incur an increased depreciation charge. It should also be noted that the company can realise book gains due to disposal of property, plant and equipment, as the market value can exceed the book value.

  Impairment

        The company reviews on an annual basis whether impairment of its intangible assets (including goodwill) and tangible assets may have occurred and whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable.

        The assessments are carried out as follows:

  •
  for goodwill amortised over 40 years, at least annually, and more frequently if events or changes in circumstances indicate it is necessary; and

  •
  for all other long-lived assets, whenever events or changes in circumstances indicate it is necessary.

        For all assets the carrying value of the related assets is reassessed through comparison with the value of the related discounted future cash flows. We assess these cash flows at a cash-generating unit level in order to match them with relevant intangible and tangible assets. Any impairment arising on this comparison is reflected as a charge in the statements of income.

        Management assesses the useful economic lives of intangible assets (including goodwill) based on factors such as attaining a substantial market share, securing extensive networks and further developing the company's strategic or geographical position. The barriers to enter the company's markets add to the sustainability of the position together with the stability and foreseeable life of the industries to which the assets relate. Changes in any of the above factors could decrease the future cash flows arising from such assets to the extent that they could be considered to be impaired. These changes may be triggered by, among other factors, the substitution effect of other forms of document delivery within the mail and express industries, changes in the regulatory environment in which our divisions operate and the potential negative impact on our operations of a sustained economic downturn. These would then negatively impact the future operating results of the company.

  Pension provisions

        Pensions are accounted for in accordance with SFAS no. 87, "Employers' Accounting for Pensions" as defined under US GAAP, through which pension expense and related liabilities are based on a specific methodology that reflects the concepts of accrual accounting. Amounts are reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts charged to expense are typically different from amounts funded.

        Application of SFAS no. 87 requires that management make use of assumptions regarding discount rates, expected returns on assets and rates of compensation and benefit increases in assessing the company's pension liability. Actual circumstances could change the impact of these assumptions giving rise to a different pension liability, reflected as an additional profit or expense in the statements of income.

        The impact on the pension charge of a change upwards or downwards from the assumptions currently used to calculate the pension expense is summarised below:

	Increase in	Decrease in

Discount rates	Pension charge increases	Pension charge decreases
Expected returns on assets	Pension charge decreases	Pension charge increases
Rate of compensation increase	Pension charge increases	Pension charge decreases
Rate of benefit increase	Pension charge increases	Pension charge decreases

  Financial instruments

        The carrying value of financial instruments on our balance sheet, whilst not subject to management estimates and judgements, is dependent on market risks. For an explanation of market risk we refer to "Item 11—Quantitative and qualitative disclosures about market risk."

  Contingencies

        Included in note 15 of the financial statements are contingencies based on management's best estimates of certain contingent events. Should the actual outcome differ from those estimates then additional expenditures would be incurred, which would have a negative impact on the future operating results of the company.

  Deferred tax assets

        The carrying value of deferred tax assets on our balance sheet employs management's best estimate of the likelihood of recoverability of these assets through their utilisation against tax charges on the forecast profits generated by the company and its subsidiaries. We assess these forecast profits at a cash-generating unit level. A reduction in these expected profits could decrease the future recoverability of these assets to the extent that they could be considered to be impaired. The recognition of any such impairment could then negatively impact the future operating results of the company.

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

        Our articles of association provide for seven to nine members of the Supervisory Board. The Supervisory Board (rather than the general meeting of shareholders) has the right to dismiss and appoint its own members with the exception of three of its members which under our current articles of association the Dutch Minister of Transport presently has the right to appoint. The State agreed in March 2001, subject to the approval of the Dutch Parliament, to relinquish the right of the Minister of Transport to make such appointments. See "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands—Pending Changes to Relation with the State" and "Item 10—Additional Information—Amendments of Our Articles of Association". The general meeting of shareholders, the Board of Management and our central works council, as the representative of our employees, may make non-binding recommendations for candidates to fill vacancies on the Supervisory Board. In addition, if any of the three positions on the Supervisory Board appointed by the Minister of Transport becomes vacant, the Supervisory Board may also make a non-binding recommendation to fill the vacancy. By law, the general meeting of shareholders and the central works council have a right to object to candidates proposed for appointment in certain circumstances and subject to a special procedure before the Amsterdam Court of Appeal. Remuneration for the members of the Supervisory Board is determined by the general meeting of shareholders. Except as indicated below, members of the Supervisory Board are appointed for four years.

  Directors and Senior Management

        The following are our Supervisory Directors and Managing Directors as of 31 December 2001:

Supervisory Board Name	Position
M. Tabaksblat (1937)	Mr. Tabaksblat is Chairman of the Supervisory Board. He was initially appointed member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2005, at the Annual Shareholders Meeting held in 2001. He was appointed as Chairman of the Supervisory Board on 30 August 2001. Mr. Tabaksblat is Chairman of Reed Elsevier plc and also Chairman of the Supervisory Board of AEGON N.V., Elsevier N.V. and Reed International. He was formerly Chairman and CEO of Unilever N.V.
J.M.T. Cochrane (1944)	Mr. Cochrane is Deputy Chairman since 2 November 2001. He was appointed Member of the Supervisory Board on 28 June 1998. His term expires in 2002. Mr. Cochrane is Director of Genetix Plc and Avidex Ltd. He is former Director of Glaxo Wellcome plc, responsible for Asia Pacific, Latin America, Africa and Middle East and former Executive Director of Wellcome plc.
R.J.N. Abrahamsen (1938)	Mr. Abrahamsen was appointed Member of the Supervisory Board by the Minister of Transport on 9 May 2000. His term expires in 2004. Mr. Abrahamsen is Non-Executive Director of Fluor Daniel B.V., PON Holdings B.V., Optimix B.V. and ANP. He is a former Member of the Management Board and Chief Financial Officer of KLM Royal Dutch Airlines N.V. and Senior Executive Vice-President of ABN AMRO Bank N.V.
F. Bernabé (1948)	Mr. Bernabé was appointed Member of the Supervisory Board on 9 May 2000. His term expires in 2004. Mr. Bernabé is Vice Chairman of H&G SpA and Chairman of Franco Bernabé & C. Mr. Bernabé is former Senior Economic Advisor to the OECD in Paris and Director of Economic Studies at Fiat. He has held several positions and most recently was Chief Executive Officer of Ente Nazionale Indrocarburi (ENI) and Chief Executive Officer of Telecom Italia SpA. He is a member of the Supervisory Boards of FIAT SpA, Petrochina, Banque Sudameris and Tiscali.
W. Dik (1939)	Mr. Dik was appointed Member of the Supervisory Board by the Minister of Transport on 28 June 1998 and he was reappointed in May 1999. His term expires in 2003. Mr. Dik is former Chairman of the Board of Management and CEO of Royal KPN N.V., State Secretary for Foreign Trade and Chairman of the Board of Nederlandse Unilever Bedrijven B.V. He is Chairman of the Supervisory Board of Holland Casino Foundation and Van Gansewinkel Group, member of the Supervisory Board of ABN AMRO Bank N.V., Tele Atlas N.V. and Carré Theatre Amsterdam, Non-executive Director of Commercial General and Norwich Union, CMG plc and Advisory Member of the Boards of Unilever.
V. Halberstadt (1939)	Mr. Halberstadt was appointed Member of the Supervisory Board on 28 June 1998 and re-appointed in 1999. His term expires in 2003. Mr. Halberstadt is Professor of Public Finance at Leiden University, Crown-member Social and Economic Council. Furthermore Mr. Halberstadt is International Advisor of Goldman Sachs Group Inc., Member of the Investment Committee of ABP Pension Fund, and Non-Executive Director of PA Holdings Ltd. Mr. Halberstadt is former President of the International Institute of Public Finance. He is member of the Supervisory Board of DaimlerChrysler AG, Royal KPN N.V. and Concertgebouw N.V.
J.H.M. Hommen (1943)	Mr. Hommen was appointed to the Supervisory Board on 28 June 1998. His term expired in 2001 and he was reappointed for four years by the Minister of Transport. Mr. Hommen is Executive Vice-Chairman of the Board of Management (as per 28 March 2002) and Chief Financial Officer of Royal Philips Electronics N.V. Mr. Hommen is former Executive Vice President and Chief Financial Officer of the Aluminum Company of America (Alcoa). He is member of the Supervisory Board of Atos Origin and the Academisch Ziekenhuis Maastricht, member of the Board of Directors of Medquist and Monetary Union of Europe and Chairman of the College van Beheer of Philips Pension Fund.
A. Maas (1934)	Mr. Maas was appointed on 28 June 1998 and he was re-appointed in May 2000. Since the demerger of TPG N.V. from Koninklijke PTT Nederland N.V. until 30 August 2001, he was Chairman of the Supervisory Board but resigned as Chairman on such date. He continues to be Supervisory Board member and his present term expires in 2004. Mr. Maas is former Chairman of the Board of Management of Koninklijke Bijenkorf Beheer N.V. He is currently also member of the Supervisory Board of Heineken N.V. and KLM Royal Dutch Airlines N.V.
R.W.H. Stomberg (1940)	Mr. Stomberg was appointed Member of the Supervisory Board on 28 June 1998. His term expires in 2002. Mr. Stomberg is Chairman of Management Consulting Group plc and Non-executive Director of Smith & Nephew plc, Cordiant Communications plc, Reed Elsevier plc. Mr. Stomberg is also Member of the Supervisory Boards of Scania AB, Stinnes AG and Aral AG. Mr. Stomberg is former Managing Director on the Board of British Petroleum Company plc and Chief Executive of BP Oil International.

        At the time of the 2002 General Meeting of Shareholders, Mr. J.M.T. Cochrane and Mr. R.W.H. Stomberg will reach the end of their tenure. The Supervisory Board intends to reappoint Mr. Cochrane and Mr. Stomberg for another four years.

Board of Management Name	Position
M.P. Bakker (1961) Chairman & CEO	Peter Bakker is Chairman & CEO since 1 November 2001, on which date he succeeded Ad Scheepbouwer. He joined PTT Post in 1991 and was appointed financial director of its Parcels business unit in 1993. He was appointed financial control director of PTT Post in 1996 and became a member of the board of management of PTT Post in 1997. Since the demerger of TPG N.V. from Koninklijke PTT Nederland N.V. until his appointment as Chairman and CEO, he was Chief Financial Officer and member of the TPG Board of Management. Before joining PTT Post, Mr. Bakker worked for TS Seeds Holdings.
H.M. Koorstra (1951) Group Managing Director Mail	Harry Koorstra is Group Managing Director Mail since July 2000. He joined PTT Post in 1991 as managing director of its Media Service business unit and became a member of its board of management in 1997. Before joining the company, Mr. Koorstra worked for 15 years at Netherlands' largest publisher, VNU, most recently as general director of its Admedia/VNU Magazine Group.
A.D. Jones (1947) Group Managing Director Express	Alan Jones is Group Managing Director Express and responsible for all express activities. He joined the company in July 1980 and held various management positions in the company's UK operations, including head of our United Kingdom business unit. Mr. Jones was appointed to the Board of Management on 1 July 1999.
R.A.S. Rossi (1943) Group Managing Director Logistics	Roberto Rossi is Group Managing Director Logistics and responsible for all our logistics activities. He joined us in September 1991 and held various management positions in Italy, He most recently led our South Europe business unit. Mr. Rossi was appointed to the Board of Management on 1 July 1999.

        With the appointment of Mr. Bakker as Chairman & CEO of our company, the position of Chief Financial Officer has become vacant.

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

  •
  prepares decisions by the Supervisory Board on allocation policies for options and the conditions under which options are granted;

  •
  prepares allocations of management options to members of the Board of Management by the Supervisory Board; and

  •
  prepares a proposal for remuneration of members of the Supervisory Board.

        It consists of Mr. M. Tabaksblat (Chairman), Mr. V. Halberstadt and Mr. R.W.H. Stomberg.

        The Nominations Committee prepares the appointments by the Supervisory Board of members of the Supervisory Board and the Board of Management. It consists of Mr. M. Tabaksblat (Chairman), Mr. V. Halberstadt and Mr. R.W.H. Stomberg.

        The Strategic Development Committee acts as a sounding board for the Board of Management for the development of our strategy and shall at the request of the Supervisory Board prepare decisions of the latter that have a bearing on maintaining strategic policies and achieving objectives. It consists of Mr. M. Tabaksblat (Chairman), Mr. J.M.T. Cochrane, Mr. W. Dik and Mr. R.W.H. Stomberg.

        Four Members of our Board of Management have a change of control provision in their contracts, in line with current market practice. This provision does not exceed two years salary.

  Family Relationships

        There is no family relationship between any of the above listed persons.

  Compensation

        In 2001, we paid an aggregate amount of remuneration of EUR 11,187,884 to all current and former members of our Board of Management (including pension, retirement and other similar benefits) and EUR 331,827 (excluding VAT) to all members of our Supervisory Board. For additional information regarding compensation of the members of our Board of Management, see note 18 to our consolidated financial statements.

  Share Ownership and Share Option Plans

        As of 31 December 2001 apart from one member of our Supervisory Board no members of our Board of Management and Supervisory Board owned any ordinary shares in our company.

        We have established two share option plans, one for all employees and one for members of our management. See note 8 to our consolidated financial statements.

  Employees

        The following table sets forth certain data on our work force for each of the years in the five-year period ended 31 December 2001.

Number of employees and full time equivalents (FTEs)

	2001	2000	1999	1998	1997
Employees at year-end	138,563	129,675	116,523	104,833	97,479
Mail	68,081	63,255	60,285	58,209	57,260
Express	40,468	39,260	39,344	30,366	27,845
Logistics	30,014	27,160	16,894	16,258	12,374
Employees of proportionately consolidated joint ventures	8,516	7,920	7,134	9,294	8,800
Average number of external staff (estimate)	5,422	5,500	n/a	n/a	n/a
FTEs year average	109,589	95,382	89,641	80,695	77,747
Mail	43,227	39,367	38,125	36,358	36,540
Express	37,156	35,844	34,935	29,835	29,605
Logistics	29,206	20,171	16,581	14,502	11,602
FTEs of proportionately consolidated joint ventures	7,058	6,538	5,611	5,679	6,226
Employees per geographic region:
The Netherlands	68,306	66,039	64,404	62,095	59,600
Rest of Europe	49,570	43,654	n/a	n/a	n/a
Europe in total	117,876	109,693	n/a	n/a	n/a
Asia	4,267	3,768	n/a	n/a	n/a
Australia	5,172	5,347	n/a	n/a	n/a
USA & Canada	6,091	6,615	n/a	n/a	n/a
Rest of the World	5,157	4,252	n/a	n/a	n/a
Total	138,563	129,675	116,523	104,833	97,479

  Labour Relations

  European region

        We believe that a significant number of employees in the European region are presently represented by trade unions. Labour relations in the European region have been good and we have not experienced, except for a strike in France in 1999 and certain labour disputes in Australia, any material work stoppages in recent years.

        Wages and general working conditions in the Netherlands and the United Kingdom are the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, our operating companies negotiate directly with unions and other labour organisations representing our employees. Collective bargaining agreements relating to remuneration typically have a term of two years. See "Item 3—Key Information—Risk Factors—Strikes, work stoppages and work slowdowns by our employees and the terms of new collective labour agreements could negatively affect our revenues and profitability".

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

  Other regions

        Except for our employees employed in Australia or by our logistics division in the U.S. our employees outside Europe are generally neither represented by trade unions nor employed pursuant to collective labour agreements. Trade union representation in Australia and within the logistics division in the U.S. is less than 50%. Labour relations have been good and we have not experienced any material work stoppages in recent years.

Item 7: Major Shareholders and Related Party Transactions

  General

        To our knowledge, no person, except for the State of the Netherlands, owns 5% or more of the ordinary shares and there are no arrangements the operation of which might result in a change in control of us.

        The table below sets forth, as of 31 December 2001, the number of shares of each class of our voting shares held by the only person known by us to own of record beneficially more than 5% of any class of our voting shares:

Title of Class	Identity of Person or Group(1)	Number Owned	Percentage
Ordinary Shares	The State of the Netherlands	167,073,810	34.8%(2)
Special Share	The State of the Netherlands	1	100%

(1)
Under Dutch law, a person must promptly notify the company and the Securities Board of the Netherlands if his shareholding reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66.6% of the capital interest and/or voting rights in the company.

(2)
In March 2001, the Dutch State sold a total of 40,250,000 of our ordinary shares, thus reducing its ownership interest from 43.3% to 34.9% of our outstanding ordinary shares (due to the payment of stock dividend in May 2001, this ownership diluted further to 34.8%). In connection with the sale of these ordinary shares, the State announced its intention to reduce its involvement in our management and affairs while safeguarding the public interest of the postal concession. See "—The Ownership Interests of the State of the Netherlands" and "Item 6—Directors, Senior Management and Employees—Management Structure".

        For information as to the portion of each class of shares held in the United States and the number of record holders in the United States see "Item 9—The Offer and Listing".

  The Ownership Interests of the State of the Netherlands

  Overview

        The State is involved with us as a shareholder, and its control is achieved primarily through corporate governance mechanisms, its ownership of the special share, options to acquire preference shares A, and a longer-term equity interest.

        Pursuant to our articles of association, the Minister of Transport has the right to appoint three members of the Supervisory Board.

        An effectively operating postal system is of great importance to Dutch society for various reasons, including economic, strategic and national security reasons, and is therefore of general interest to the State of the Netherlands. For certain important postal services we are the exclusive holder of the Postal Concession granted by the State (see "Item 4—Information on the Company—Regulatory Environment"). As a result, we are crucial to the maintenance of an effectively operating postal system in the Netherlands. The operation of the Postal Concession is regulated by the Enabling Act. See "Item 4—Information on the Company—Regulatory Environment". In addition, the State uses various corporate governance mechanisms to protect its general interest in an effectively operating postal system. These presently include its ownership of the special share, options to acquire preference shares A and a long-term equity interest. See "Item 3—Key Information—Risk Factors—The State of the Netherlands is our largest shareholder and has the right to approve important decisions concerning our business, which may adversely affect the value of your investment".

  Pending Changes to Relation with the State

        During March 2001, the Dutch State announced that it sold a total of 40,250,000 of our ordinary shares, thus reducing its ownership interest in our outstanding ordinary shares from 43.3% to 34.9% (due to the payment of stock dividend in May 2001, this ownership diluted further to 34.8%). At such time, the State also announced its intention to reduce its involvement with us while continuing to safeguard the public interest in the postal concession.

        We and the State agreed in March 2001 to certain amendments to the agreements which govern our relationship in March 2001. These amendments require the approval of the Dutch Parliament, which has not acted yet on all amendments. Pursuant to this amended agreement the Minister of Transport would no longer have an option to acquire our preference shares A. This agreement will not be fully implemented until we have amended our articles of association and terminated the option to acquire our preference shares A. Until the amendments to our articles are implemented, the special control rights which the State has under our articles of association will remain in place.

        The State has expressed the intention to investigate whether the regulatory concession for postal services can be moved from TPG N.V. to Koninklijke PTT Post B.V., our subsidiary for postal services. No change is currently proposed to the status of the State's existing "Special Share". However, the State is considering the possibility of limiting the applicability of the rights attached to the "Special Share" to apply only to our subsidiary for postal activities.

        The State has expressed the intention to introduce legislation to amend the Enabling Act, that governs us, with the effect that the rules for large companies (grote vennootschappen) as provided for in section 6 (afdeling 6) title 4 of book 2 of the Dutch Civil Code would apply to us in the same manner as they apply to all other large companies. Among other things, this amendment will make it possible for us to be partially or fully exempt from the large company rules. If we would be partially exempt from the large company rules, certain powers of our supervisory board would be curtailed in favour of our shareholders; if we would be fully exempt, no statutory powers are vested in the supervisory board.

  Special Share

        The State holds a special share, which gives it the right to approve decisions that lead to fundamental changes in our group structure. The State has committed itself to exercising the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system and also to protect its financial interest as a shareholder. The State may not exercise its special share to protect us from unwanted shareholder influence. The State may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board. Ownership of the special share gives the State the right to approve certain actions, including

  •
  issuing shares in our capital;

  •
  restrictions on or exclusions of the pre-emptive rights of holders of our ordinary shares;

  •
  mergers, demergers and dissolutions with respect to us and Koninklijke PTT Post B.V.;

  •
  certain capital expenditures;

  •
  certain dividends and distributions; and

  •
  certain amendments to our articles of association and the articles of association of Koninklijke PTT Post B.V., including any amendment to the articles of association with respect to (i) a modification of the objects clause that relates to performance of the concession obligations, (ii) the creation of new classes of shares, profit sharing certificates or other securities entitling the holder thereof to the earnings and/or shareholders' equity of the company, (iii) the cancellation of the special share, (iv) the cancellation of the preference shares A and preference shares B, (v) the transfer of the special share, (vi) the determination of the number of members of the Supervisory Board, (vii) the appointment of three members of the Supervisory Board by the Minister of Transport, Public Works and Water Management and (viii) the amendment of the rights attached to the special share.

As part of its intention to reduce its involvement in our affairs, the State is considering the possibility of limiting the applicability of rights attached to the special share to apply only to our subsidiary for postal activities.

  Option to Acquire Preference Shares A

        At the time of the demerger of our company from Koninklijke PTT Nederland N.V. on 28 June 1998, we granted the State an option to acquire our preference shares A, par value EUR 0.48, which have the same voting rights as our ordinary shares. This option may be exercised during or after an increase in our share capital in order to preserve the State's voting rights at a minimum of one-third of our voting capital, and in certain circumstances to increase its voting rights to 51.0% of our voting capital. Under our articles of association, 589,999,999 preference shares A are authorized for issuance. The option strike price is the nominal value of EUR 0.48 per preference share A, although upon exercise only EUR 0.12 per preference share A is required to be paid. The additional EUR 0.36 per preference share A would not be required to be paid by the State until a call for payment was made by us by resolution of the Board of Management. This resolution would be subject to approval of both the Supervisory Board and the State as holder of the special share. Beginning one year after the date of issue of any preference shares A to the State, the State would have the right to demand that we propose to our general meeting of shareholders that such preference shares A be cancelled, and the paid up amount be returned to the State. If the general meeting of shareholders approved the return of the paid up capital, the State would then be required to lend the required amounts to us. If the State were to make such a demand after two years from the date of issue of the preference shares A, the State would not be required to loan the required amounts to us.

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

        The issuance of preference shares A does not preclude the issuance of preference shares B, which may represent greater voting rights than preference shares A. As described above we and the State agreed that the State will give up its option right to acquire our preference shares A. See "—Pending Changes to Relation with the State".

  Long-term Equity Interest and Option to Purchase Preference Shares A

        In March 2001 the State expressed its intent to reduce overtime its shareholding in us to 10% of the outstanding ordinary shares.

        The State has been granted an option to subscribe for preference shares A during or after an increase in the share capital of our company in order to preserve voting rights equal to a minimum of one-third of our voting capital. The State has been granted this option in order to allow it to maintain one-third of the voting rights without having to restrict our ability to issue ordinary shares. As indicated above, the State has advised us that it will commit itself to exercise this option only to safeguard the general interest and not solely to protect us from, or with the additional purpose of protecting us from shareholder influence unwanted by us. The State has agreed to give up this option right. See "—The Ownership Interests of the State of the Netherlands".

  The Foundation for the Protection of TPG and Preference Shares B

        The TPG Protection Foundation was formed to care for our interests, the enterprises connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal person.

        Agreements have been concluded between us and the Foundation for the placement or acquisition of preference shares B.

        The independent members of the board of the foundation are H.B. van Liemt (chairman), J.J.M. Maeijer (deputy chairman), J. den Hoed RA and L. Koopmans. R.J.N Abrahamsen, member of our Supervisory Board, is also a foundation board member. With the members of the board of the foundation, we share the view that the foundation is independent in the sense referred to in Appendix X of the Listing Rules of the Euronext Amsterdam stock exchange.

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

        The exercise price with respect to each of the options is the nominal value of EUR 0.48 per preference share B, although upon exercise only EUR 0.12 per preference share B is required to be paid. The additional EUR 0.36 per preference share B would not be required to be paid by the Foundation for the Protection of TPG until a call for payment was made by us by resolution of our Board of Management, which resolution would be subject to the approval of the Supervisory Board. Beginning two years after the date of issue of any preference shares B to the Foundation for the Protection of TPG, the Foundation would have the right to demand that we propose to our general meeting of shareholders that such preference shares B be canceled and the paid up amount returned to the Foundation for the Protection of TPG. This would occur upon approval of the general meeting of shareholders. This demand could be made earlier by the Foundation for the Protection of TPG if it had received a demand for the repayment of the funds, acquired under the credit arrangement, that it had arranged in order to make payments on the preference shares B.

  Related Party Transactions

  The State as Creditor

        We have received two long-term loans from the State. At 31 December 2001, EUR 41 million of a 6.37% senior loan and EUR 31 million of a 6.72% subordinated loan were outstanding. See note 11 to our consolidated financial statements.

  The State as Customer

        The State is a large customer of ours, purchasing services from us on an arm's- length basis. In addition, the State may by law require us to provide certain services to the State in connection with national security and the detection of crime. These activities are subject to strict legal scrutiny by the Dutch authorities.

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

Item 8: Financial Information

        For our financial statements see "Item 18—Financial Statements".

  Legal Proceedings

        Multigroup Distribution Services Pty Limited (Multigroup), an Australian freight transportation company, commenced legal proceedings on 21 July 1995 against TNT Australia Pty Limited, J. Mc Phee & Son (Australia) Pty Limited and two other companies (Ansett Australia Limited and Mayne Nickless Limited) as respondents, in the Federal Court of Australia. Multigroup is seeking damages and an account of profits. Whilst solicitors for Multigroup have provided a base estimate of damages in these proceedings, that estimate was expressly noted by Multigroup's solicitors as being provided in a draft form and not as a figure that would bind Multigroup. Furthermore, that estimate was said to be based, in part, on information provided under a strict confidentiality regime, pursuant to the terms of which we are unable to provide that information to any party not subject to the confidentiality regime. There has not been any formal quantification of damages by Multigroup in the proceedings. The proceedings involve allegations that the above-mentioned respondents took part in anti-competitive behaviour in breach of the Australian Trade Practices Act 1974 and committed associated torts. The respondents are defending these allegations, except for Ansett Australia Limited which is in administration. See "Item 5—Operating and Financial Review and Prospects—Recent Developments".

        Pursuant to the Postal Act, we are required to maintain separate internal accounts for the cost and revenue for the Reserved Services as defined on the one hand and for the non-Reserved Mandatory Postal Services on the other (see "Item 4—Information on the Company—Regulatory Environment"). The purpose hereof is to prevent possible unjustified cross-subsidisation by a provider of a universal service, such as us. The system for allocating the revenue and costs requires the approval of OPTA, the Dutch independent post and telecommunications regulator, which was originally given in December 2000. As we disagreed with some of the conditions attached thereto we appealed with OPTA in the beginning of 2001. On 10 October 2001, OPTA again approved the system for allocating our revenue and costs. In its decision approving the system for allocating our revenue and costs, OPTA has imposed certain additional obligations on us. We dispute the authority of OPTA to impose such additional obligations as well as the obligations themselves. We have petitioned the District Court in Rotterdam to set aside the additional obligations imposed by OPTA whilst upholding the approval of our system for allocating the revenue and costs. A decision of the District Court is due within the first quarter of 2002 and is subject to appeal. If the additional obligations are upheld, they may have serious consequences for the organisation of our group and the postal distribution network maintained by it. In addition, the obligations may have serious implications for the pricing of the various services provided by us and impose substantial additional administrative strains on us. See "Item 3—Key Information—Risk Factors—The Dutch and European Union postal regulatory regimes are changing rapidly and in an unpredictable manner, and if we fail to anticipate and react to changes resulting from the further liberalisation of the Dutch and EU mail markets, our revenues and profitability will suffer."

        Further, we are involved in several legal proceedings relating to the normal conduct of our business. We do not expect any liability arising from any of these legal proceedings relating to the normal conduct of business to have a material effect on its results of operations, liquidity, capital resources or its financial position. We have provided for all probable liabilities deriving from the normal course of business.

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

        We annually pay interim and final dividends. For the final dividend with respect to 2001 we will pay our shareholders (including holders of ADSs) a dividend in cash of EUR 0.24 per ordinary share, so that the total amount paid as dividend with respect to 2001 equals EUR 0.38 per ordinary share.

        The ordinary shares are denominated in euro. In 2001, our articles of association were changed whereby the nominal value of the shares were re-denominated from Dutch guilders to euros. Exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs on conversion by Citibank N.A., as depositary, of such dividends.

        For a discussion of the material Dutch income tax provisions regarding the taxation of dividends on the ordinary shares, see "Item 10—Additional Information—Taxation".

  Significant Changes

        Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since 31 December 2001.

Item 9: The Offer and Listing

        Since 29 June 1998, following the demerger of our divisions from KPN, the ordinary shares have been listed on the Amsterdam stock exchange (which was renamed Euronext Amsterdam in connection with the merger of the Amsterdam, Brussels and Paris stock exchanges in 2000), the London Stock Exchange, the New York Stock Exchange and the Frankfurt Stock Exchange.

        The principal market for trading in the ordinary shares is Euronext Amsterdam. Since 4 January 1999, the share price of the ordinary shares has been quoted on Euronext Amsterdam in euro (rather than in Dutch guilders). We have an unrestricted sponsored American Depositary Receipt ("ADR") facility with Citibank N.A. as Depositary. The ADRs evidence American Depositary Shares (ADSs), which represent the right to receive one ordinary share. The ADSs trade on the New York Stock Exchange under the symbol "TP".

        The following table sets forth the high and low trading prices for the shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange for the periods indicated:

	Euronext High euro	Low euro	NYSE High USD	Low USD
1999 1st Quarter	33.70	26.20	38.62	28.43
2nd Quarter	28.00	22.75	30.25	23.37
3rd Quarter	26.20	21.65	26.93	22.93
4th Quarter	28.94	22.60	29.37	24.25
	Euronext High euro	Low euro	NYSE High USD	Low USD
2000 1st Quarter	30.70	23.47	30.93	22.37
2nd Quarter	28.25	22.75	26.93	20.87
3rd Quarter	29.25	26.20	27.81	22.75
4th Quarter	28.20	22.50	25.12	19.81
	Euronext High euro	Low euro	NYSE High USD	Low USD
2001 1st Quarter	28.20	22.42	26.55	19.90
2nd Quarter	26.55	23.35	23.70	20.28
3rd Quarter	25.25	17.40	22.50	16.85
4th Quarter	24.45	20.50	21.70	18.44
	Euronext High euro	Low euro	NYSE High USD	Low USD
2001 August	24.72	23.21	22.50	20.40
September	23.65	17.40	20.84	16.85
October	22.56	20.50	20.60	18.44
November	23.10	21.00	20.45	18.89
December	24.45	22.81	21.70	20.20
2002 January	24.44	23.25	21.96	20.65
February	24.74	22.28	21.48	19.68

        The following table sets forth the annual high and low trading prices for the shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange for the years indicated:

	Euronext High euro	Low euro	NYSE High USD	Low USD
1998	27.73	17.02	32.75	19.93
1999	33.70	21.65	38.62	22.93
2000	30.70	22.50	30.93	19.81
2001	28.20	17.40	26.55	16.85

        The ordinary shares are registered with the NECIGEF ("Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V.") and represented by a global note. Ordinary shares registered with the NECIGEF and represented by the global note may be converted into ordinary shares registered in the shareholders register of our company and vice versa at any time. There is no fee due for conversion. Our ordinary shares registered with the NECIGEF and represented by the global note are listed on Euronext Amsterdam, the London stock exchange and the Frankfurt stock exchange. American Depositary Shares, representing ordinary shares registered with the NECIGEF and represented by the global note, are listed on the New York stock exchange. As of 31 December 2001, approximately 65.2% of our outstanding ordinary shares were held in bearer form and the remainder was held in registered form. As of 31 December 2001, we believe approximately 9.1% of our outstanding ordinary shares were held in the United States and 5,073,124 ordinary shares were held in the form of ADSs by 67 record holders.

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

        To ensure that these powers stay with our Supervisory Board, a special Dutch act, the Enabling Act, provides that Dutch statutory rules allowing for full or partial exemption from these rules for large companies do not apply to us. In March 2001, the State expressed the intention to introduce legislation to amend the Enabling Act, with the effect that rules for large companies would apply to us as they apply to all other large companies. See "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands—Pending Changes to Relation with the State".

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

  Share Capital

        Under our articles of association, our authorized share capital amounts to EUR 1,132.8 million nominal value, consisting of:

  •
  944,000,000 ordinary shares,

  •
  1 special share,

  •
  589,999,999 preference shares A and

  •
  826,000,000 preference shares B,

each with a par value of EUR 0.48.

  Ordinary Shares

        Our ordinary shares are registered with the NECIGEF ("Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V.") and represented by a global note. Ordinary shares registered with the NECIGEF and represented by the global note may be converted into ordinary shares registered in the shareholders register of our company and vice versa at any time. There is no fee due for conversion. The ordinary shares are in bearer form, but may be registered on request of the holder. Our ordinary shares registered with the NECIGEF and represented by the global note are listed on Euronext Amsterdam, the London Stock Exchange and the Frankfurt Stock Exchange. American Depositary Shares, representing ordinary shares registered with the NECIGEF and represented by the global note, are listed on the New York Stock Exchange.

  Share Certificates

        We do not have share certificates for ordinary shares represented by the global note.

        Share certificates are also not available for registered ordinary shares, but holders of registered shares are entered in our register of shareholders. On request of the holder, we are required to provide an extract from the register of shareholders in the name of the holder.

  Transfer of Ordinary Shares

        Ordinary shares are transferable through the book-entry transfer system maintained by Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V. (NECIGEF).

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

  Preference Shares A

        The State has a call option on preference shares A. As described in "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands", we agreed with the State that the State will give up its option right to acquire our preference shares A. This agreement will be implemented only once we have amended our articles of association and terminated the option to acquire our preference shares A, which is scheduled for 2002.

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

  Issue of Ordinary Shares

        Ordinary shares may be issued, and rights to subscribe for shares (including options and warrants) may be granted pursuant to a resolution of the Board of Management, subject to the approval of the Supervisory Board and the State as holder of the special share. Under our articles of association, up to 463,740,478 additional ordinary shares may be issued. On 25 April 2001, the annual general meeting of shareholders granted the authority to issue ordinary shares to the Board of Management. The authority of the Board of Management (subject to such approvals) to issue ordinary shares will terminate on 25 October 2002. The general meeting of shareholders can, in accordance with the articles of association, extend this authority for a period not exceeding five years in each instance. The authority can also be extended by amendment to the articles of association to that effect. If no such extension is given, the issue of ordinary shares or rights to subscribe for shares requires a resolution of the general meeting of shareholders, upon a proposal of the Board of Management approved by the Supervisory Board. The resolution of the general meeting also requires the approval of the State as holder of the special share.

        We have agreed with the State that we have the right to issue ordinary shares up to a total par value of EUR 182,833,785, subject to the approval of the State, in its capacity as holder of the special share, and the Supervisory Board. The State has agreed that it will withhold its approval only if:

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

        We first have to pay dividends on the special share equal to 7% of its par value each year. If preference shares A or B have been issued and there are remaining profits available for dividends, we then have to pay dividends on the paid-up portion of the par value of such shares, of one point above the average twelve monthly EURIBOR (EURO Interbank Offered Rate)—weighted to reflect the number of days for which the payment have applied—over the financial year to which the distribution relates. Alternatively, if publication of such rate has been discontinued, the dividend percentage shall be calculated by reference to the arithmetic mean of the average yields of the five longest-dated Dutch state loans plus a premium determined by the Board of Management with the approval of the Supervisory Board.

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

        Pursuant and subject to the Netherlands Civil Code, the Board of Management may, with the prior approval of the Supervisory Board and subject to Dutch statutory provisions, distribute one or more interim dividends.

  Voting Rights and General Meetings

        We are required to hold a general meeting of shareholders within six months after the end of each financial year, among other things, to approve the annual accounts. Our financial year is the calendar year. Other general meetings of shareholders shall be held as often as the Board of Management or the Supervisory Board deem necessary, subject to applicable provisions of Dutch law. One or more shareholders representing at least 10.0% of the issued share capital may, upon their request, be authorized by the president of the district court to call a general meeting of shareholders. The president will only give such an authorization if these shareholders have requested our Board of Management and our Supervisory Board in writing to call a general meeting, stating their proposed agenda in detail, and our Board of Management and our Supervisory Board have not taken steps to ensure that a general meeting can be held within six months after their request. General meetings are convened by 15 days prior notice published in a nationally distributed daily newspaper. There are no quorum requirements applicable to general meetings. General meetings of shareholders may only be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer (Schiphol).

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

        A resolution of the general meeting of shareholders to amend the articles of association or to merge or to demerge or to dissolve may only be adopted upon a proposal of the Board of Management that has been approved by the Supervisory Board. The holder of the special share must approve the resolutions of the general meeting as described in "Item 7—Major Shareholders and Other Related Parties—Ownership Interests of the State of the Netherlands".

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

  Preemptive Rights

        Except for issues of ordinary shares for non-cash consideration and issues to TPG employees, holders of ordinary shares have pro rata preemptive rights to subscribe for new issuances of ordinary shares in proportion to their shareholdings. These rights may be restricted or excluded by a resolution of the Board of Management, subject to the approval of the Supervisory Board and the holder of the special share. The State, in its capacity as holder of ordinary shares and the special share, has agreed with us that it will vote in favour of any proposal submitted annually to the annual general meeting of shareholders by the Board of Management to extend the authority of the Board of Management to restrict or exclude the preemptive rights of holders of ordinary shares. Holders of ADSs may not be able to exercise preemptive rights granted to holders of ordinary shares.

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

        An acquisition by us of our shares may be effected by the Board of Management, subject to the approval of the Supervisory Board and, if the acquisition amounts to more than 1% of the issued ordinary shares, the approval of the holder of the special share. We may only acquire shares in our own capital if the annual general meeting of shareholders has granted the Board of Management the authority to effect such acquisitions. Such an authorization may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. The current authorization expires on 25 October 2002. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued ordinary shares at the time of the acquisition, for a price per ordinary share not exceeding the average price of the closing prices as published in the Official Price List of Euronext Amsterdam N.V. during the five trading days prior to the day of acquisition, plus 10% of such average. This authority is not required for the acquisition by us of our shares for the purpose of transferring such shares to our employees pursuant to any arrangements applicable to such employees.

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

  Amendments of the Articles of Association, Legal Merger and Dissolution

        A resolution of the general meeting of shareholders to amend the articles of association (including with respect to changing the rights of holders of our ordinary shares), to merge or demerge within the meaning of Part 7, Book 2 of the Netherlands Civil Code or to dissolve us may only be adopted on a motion of our Board of Management which is approved by our Supervisory Board. Proposals to amend the provisions of the articles of association described in "Item 7—Major Shareholders and Other Related Parties—Ownership Interests of the State of the Netherlands" need the prior approval of the holder of the special share.

  Discharge of Liabilities ("Decharge")

        At each annual general meeting of shareholders, our shareholders are, after the approval of the annual accounts, requested to adopt a resolution discharging the members of the Board of Management and the members of the Supervisory Board from actual or potential liabilities in connection with the execution of their duties during the financial year. The discharge obtained by the Board of Management is limited to the facts disclosed to the general meeting of shareholders in the financial statements. By granting such discharge, we renounce any actual or potential claims against the members of the Board of Management and against the members of the Supervisory Board to the extent the facts upon which such potential claims are based are apparent from the financial statements.

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

  The Supervisory Board

        Our articles of association provide for a Supervisory Board of seven to nine members. The Supervisory Board supervises and advises the Board of Management and generally monitors our affairs. The Supervisory Board adopts the annual accounts and submits them for approval to the general meeting of shareholders. In performing these duties, the Supervisory Directors are required to consider our interests and the enterprise connected therewith. The Supervisory Directors are appointed for staggered terms of four years by the Supervisory Board itself, with the exception of three members who are appointed by the Minister of Transport. The State has committed itself to give up its right to appoint three of the seven to nine members on our Supervisory Board. See "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands".

        Under Dutch law and our articles of association, a person who has attained the age of 72 years cannot be appointed as a member of our Supervisory Board. A member must resign at the time of the annual general meeting of shareholders held in the financial year such member becomes 72. See "—Amendments of Our Articles of Association" and "Item 6—Directors, Senior Management and Employees".

  Large company regime

        Pursuant to the Enabling Act as currently in force, we are subject to the full "large" company regime.

        In March 2001, the State expressed the intention to introduce legislation to amend the Enabling Act, with the effect that the large company regime as provided for in section 6 (afdeling 6) part 4 of book 2 of the Netherlands Civil Code would apply to us as it applies to all other large companies. This means that, under certain circumstances, the rules for large companies may no longer apply to us in full or in part.

        Under Dutch law, the powers vested in a supervisory board vary, according to whether a company is subject to (i) the full "large" company regime, (ii) the partially exempt "large" company regime, or (iii) the fully exempt "large" company regime. If a company is subject to the full "large" company regime, the company must have a two-tier management structure, including a supervisory board with broadened powers. The supervisory board has the power to appoint and remove members of the board of management following consultation with the works council. In addition, the supervisory board has the power to adopt the annual accounts after which the general meeting of shareholders may approve them. Certain resolutions of the board of management are subject to the approval of the supervisory board. If a company is partially exempt from the large company regime, certain of these broadened powers remain vested in the supervisory board. The supervisory board appoints itself, and certain important resolutions of the board of management are subject to its prior approval. However, shareholders have the power to appoint and dismiss members of the board of management and adopt the annual accounts. If a company is fully exempt from the large company regime, no statutory powers are vested in the supervisory board.

  Restriction on Non-Dutch Shareholders' Rights

        Under our articles of association there are no limitations on the rights on non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

  Amendments of Our Articles of Association

        Our Board of Management will submit a proposal to the general meeting of shareholders to be held on 24 April 2002, to amend our articles of association. Our Supervisory Board has approved the proposal. The proposal contains the following:

  •
  An increase of the authorised capital in order to create optimum freedom to issue new shares in the future. The increase is such that the current issued share capital will make up an ample 20% of the authorised share capital;

  •
  A cancellation of the preference shares A;

  •
  A cancellation of the right of the Minister of Transport to appoint three members of the Supervisory Board;

  •
  An increase of the maximum number of members of the Supervisory Board from nine to twelve; and

  •
  A cancellation of the age limit of 72 years for a member of the Supervisory Board.

  Material Contracts

        On 23 June 1998, we entered into an agreement with the State of the Netherlands. The terms of this agreement were modified, subject to the approval of the Dutch Parliament, by a letter agreement dated 9 March 2001, between us and the State of the Netherlands. For a description of certain terms of this agreement (and certain proposed changes to this agreement), see "Item 7 Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands".

        On 5 December 2001, we issued EUR 1,000,000,000 of 5.125% Bonds 2001 due 2008. The Bonds were issued under a fiscal agency agreement dated 29 November 2001, between TPG N.V. and ING Bank N.V., as Fiscal Agent and Paying Agent.

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

  Dutch Taxation

  General

        The following description of Netherlands tax law and practice is based on laws, tax conventions, published case law and other legislation in force on 4 December 2001 with the exception of amendments subsequently introduced, possibly with retroactive effect. In this chapter a distinction is made between residents of the Netherlands and non-residents of the Netherlands. Whether an investor qualifies as a resident of the Netherlands or as a non-resident of the Netherlands is based on facts, as well as on several fictions in Netherlands tax legislation. The general corporate income tax rate is currently 35%. A proposal has been submitted to reduce this rate to 34.5%, effective 1 January 2002. The proposal is not yet enacted.

        In this chapter no attention is paid to Netherlands net wealth tax, due to the fact that this tax is abolished as of January 2001. As gift, estate and inheritance tax still apply, these taxes are dealt with separately at the end of this chapter.

        The descriptions of the Dutch tax laws and U.S. federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations.

  Netherlands dividend withholding tax on dividends (dividend tax)

        Dividends (or similar income derived from shares qualifying as such under the Netherlands Dividend Tax Act 1965 (Wet op de dividendbelasting 1965), hereinafter referred to as "income") distributed by the Company are in principle subject to tax at a current rate of 25%, which should be withheld and remitted by the Company to the Netherlands tax authorities. Stock dividends paid out of the Company's share premium account, recognised as such for Netherlands tax purposes, are not subject to dividend tax. The Company has a share premium account, recognised as such for Netherlands tax purposes, from which stock dividends could be paid.

        As regards US Holders the following will apply. A person can only claim the benefits of the tax treaty between the State and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed on 18 December 1992, as modified by the protocol of 13 October 1993 (collectively, the "1992 Treaty") (i) if such person is a resident of the United States as defined therein and (ii) such person's entitlement to such benefits is not limited by the limitations on benefits provisions of article 26 of the 1992 Treaty. Under the 1992 Treaty, dividends paid by the Company to a resident of the United States (other than an Exempt Organization or Exempt Pension Trust, as described below) are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, provided that such holder does not carry on an enterprise in the Netherlands through a permanent establishment, permanent representative or fixed base to which or to whom the Ordinary Shares or ADSs are attributable. If and to the extent the Ordinary Shares or ADSs are attributable to such establishment or representative, Dutch withholding tax will, depending on the particulars of the case, amount to 25% or 0%. The 1992 Treaty provides for a complete exemption for dividends received by Exempt Pension Trusts and Exempt Organizations, as defined in the 1992 Treaty (hereinafter referred to as "Exempt Pension Trusts" and "Exempt Organizations"). Except in the case of Exempt Organizations, such reduced dividend withholding rate can be applied for at source upon payment of the dividend; Exempt Organizations would remain subject to the statutory withholding tax rate of 25% and would be required to file for a refund of such withholding.

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

  Netherlands Personal Income tax

  Personal Income Tax Act 2001

        The Personal Income Tax Act 2001 has entered into force on 1 January 2001, replaced the Income Tax Act 1964. Under the new personal income tax regime, income is divided into three separate "boxes" each of which is governed by its own rules:

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

        The three boxes operate independently of each other. This means that losses from one box cannot be offset against income from another box. The elements of income will be allocated to the spouse or partner that has received the income. Highlights of the box system are dealt with below in respect of the Ordinary Shares or ADSs.

        Personal income tax in respect of the Ordinary Shares or ADSs

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

        Box II (substantial interest)

        Income (dividends and capital gains) from substantial interests (broadly, shareholdings of at least 5%, including related debt-claims) is taxed in Box II. The tax rate amounts to 25%. Changes under the new Income Tax Act relevant for investors in the Ordinary Shares or ADSs are:

  •
  Losses from a substantial interest may only be offset against income (or gains) from a substantial interest and not against income from Box I (living and working) or Box III (savings and investments).

  •
  There is a possibility for a credit for losses not compensated against the income tax liability of Box I. Such tax credit is limited to 25%, being the tax rate of Box II, and can only be claimed on condition that the holder of the substantial interest has sold all of such interest.

  •
  Interest related to the financing of a substantial interest is only deductible against the 25% rate;

  •
  Interest on debts due from the company as well as income and gains from other assets which are made available to the company are not taxable in Box II, but in Box I;

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

        In principle, under the provisions of the Personal Income Tax Act 2001 the Netherlands dividend tax can be credited, or refunded, for Netherlands residents or for a Netherlands permanent establishment or permanent representative to which or to whom the underlying shares are attributable, (credit is also available against tax under Box III). However, amendments will be introduced in 2001 to prevent abuse of the dividend withholding credit through dividend stripping.

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

  Netherlands Corporate Income tax

  Companies resident in the Netherlands

        A legal entity (or a similar entity qualifying as such under Netherlands tax law (hereinafter referred to as an "entity')) which holds the Ordinary Shares or ADSs and who resides, or is deemed to reside, in the Netherlands, is usually able to set off in full the dividend tax withheld against its Netherlands corporate income tax due on this income. An entity resident in the Netherlands which is not subject to Netherlands corporate income tax can, under certain conditions which are not stated here, request a refund of the dividend tax withheld. An entity subject to Netherlands corporate income tax which qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969 is entitled to an exemption from dividend tax. The participation exemption normally applies if a Netherlands-resident entity which is subject to corporate income tax holds an interest of at least 5% of the nominal value of the issued share capital of the Company, or if such interest of at least 5% can be attributed to a Netherlands permanent establishment of an entity which is not resident in the Netherlands.

        If the Ordinary Shares or ADSs are held by an entity which resides, or is deemed to reside, in the Netherlands, the income derived from the Ordinary Shares or ADSs is in principle subject to Netherlands corporate income tax at the ordinary rates.

        An entity subject to Netherlands corporate income tax will be liable to pay corporate income tax on income derived from the Ordinary Shares or ADSs unless the entity qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969.

  Companies non-resident in the Netherlands

        An entity which holds the Ordinary Shares or ADSs and who does not reside, and is not deemed to reside, in the Netherlands may qualify for partial or full exemption from, or refund of, dividend tax. Whether this will be the case and, if so, to what extent, depends on whether a tax treaty (see below) is in force between the Netherlands and the country of (tax) residence of the holder of the Ordinary Shares or ADSs, and on the specific provisions of such tax treaty. Under certain conditions, exemption from Netherlands dividend tax will also apply if the dividend is paid to a qualifying parent of the Company who is a resident of a member state of the European Union.

        It is generally possible to apply a reduced dividend tax rate provided that the appropriate form is submitted to the Company before the dividend is paid. Each shareholder is advised to consult his tax advisor about submitting these forms.

        If the Ordinary Shares are attributable to a permanent establishment or permanent representative in the Netherlands of a non-resident resident entity, the income distributed by the Company will, in principle, be subject to tax at a rate of 25%, unless the participation exemption applies pursuant to Article 13 of the Corporate Income Tax Act 1969. This dividend tax can generally be set off against the Netherlands corporate income tax due on this income.

        The State has concluded such treaties with Canada, the United States, Switzerland, Japan, all EU member states, Norway and certain other countries. Most tax treaties concluded by the State provide for a reduced rate of 15% of the Dutch withholding tax for portfolio investment.

        Dividends paid to non-resident entities which are shareholders of the Company are in principle not subject to Netherlands corporate income tax (other than the dividend tax mentioned above). An exception applies if non-resident shareholders hold a substantial interest in the Company. The income tax payable in such cases (in principle 35% for entities) may be limited under specific provisions contained in tax treaties.

        Furthermore, an exception has to be made for situations in which non-resident shareholders conduct a business or trade which in whole or in part is carried on for the shareholders' account through a permanent establishment or permanent representative in the Netherlands to which or to whom the Ordinary Shares or ADSs can be attributed. In such cases, the normal rate of corporate income tax applies, unless the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969 is applicable.

        Dividends paid to non-resident holders of a substantial interest are exempt from Netherlands corporate income tax if the substantial interest forms part of the shareholder's business assets and cannot be attributed to a permanent establishment or permanent representative in the Netherlands.

  Personal income tax and corporate income tax on capital gains

  Residents of the Netherlands

        In principle, capital gains derived from the sale of the Ordinary Shares or ADSs by a shareholder/private individual who resides, or is deemed to reside, in the Netherlands are not subject to Netherlands personal income tax provided the Ordinary Shares or ADSs do not form part of a substantial interest or cannot be attributed to the assets of a business. Capital gains on the disposal of the Ordinary Shares or ADSs forming part of a substantial interest are subject to tax at a special rate of 25%. If the Ordinary Shares or ADSs form part of the business assets of an enterprise carried on, in whole or in part, for the account of such shareholder, the capital gain is subject to personal income tax at the ordinary (progressive) rates (currently up to 52%). If the Ordinary Shares or ADSs are held by a Netherlands-resident entity, any capital gains derived from the sale of the Ordinary Shares or ADSs are subject to corporate income tax at 35%, unless the entity qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969.

  Non-residents of the Netherlands

        Capital gains realised by non-resident private individuals who, or non-resident entities which, are shareholders of the Company are in principle not subject to Netherlands personal income tax, Netherlands corporate income tax or Netherlands dividend tax, provided these shareholders do not hold a substantial interest in the Company or do not conduct a business or trade, in whole or in part, through a permanent establishment or permanent representative in the Netherlands to which or to whom the Ordinary Shares or ADSs are attributable.

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

        For purposes of this discussion, a "US Holder" means an individual, citizen or resident of the United States for United States federal income tax purposes, a corporation, or partnership or other entity created or organized under the laws of the United States or any state thereof or the District of Columbia, or an estate or trust which is resident in the United States for United States federal income tax purposes, in each case who

  •
  is not also resident of, or ordinarily resident in the Netherlands for Dutch tax purposes,

  •
  is not engaged in a trade or business in the Netherlands through a permanent establishment, and

  •
  does not own, directly, indirectly or by attribution, 10% or more of the Shares of TPG (by vote or value),

        or who holds Ordinary Shares or ADSs as assets effectively connected with a US trade or business and does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposal of Ordinary Shares or ADSs.

        This summary is of a general nature only and does not discuss all aspects of the United States and Dutch taxation that may be relevant to a particular investor. The summary deals only with ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, US Holders whose functional currency is not the United States dollar and certain US Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. In particular, the following summary does not address the adverse tax treatment of US Holders who own, directly, or by attribution, 10% or more of the Company's outstanding voting stock in the event that the Company were to be classified as a "Controlled Foreign Corporation" for United States federal income tax purposes. The Company was not classified as a Controlled Foreign Corporation at 31 December 2001. There can, however, be no assurance that it will not be a Controlled Foreign Corporation in the future.

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

        A U.S. Holder may elect annually either to deduct the Netherlands withholding tax (see "Dutch Taxation") from its income or take the withholding taxes as a credit against its U.S. federal income tax liability, subject to U.S. foreign tax credit limitation rules.

  Taxation of Capital Gains

        A United States resident holder of ADSs or Ordinary Shares generally will be liable for United States federal income tax on such gains to the same extent as on any other gains from sales of stock.

        For U.S. tax purposes, U.S. holders will generally recognize gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realized from the sale or exchange of the ADSs and the U.S. holder's basis in such ADSs. In general, such gain or loss will be U.S. source capital gain or loss. In the case of individual U.S. holders, capital gains are subject to U.S. federal income tax at preferential rates if specified minimum holding positions are met if such shares are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss.

        Subject to the discussion below under "Passive Foreign Investment Company Considerations", a US Holder will be liable for United States federal income tax on gains from sales or dispositions of Ordinary Shares to the same extent as on any other gains from sales or dispositions of shares.

  Passive Foreign Investment Company Considerations

        Based on the manner in which we currently operate our business, we believe that we are not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. If, however, we were determined to be a PFIC, then certain U.S. Holders may, with respect to their common shares, have to (i) pay an interest charge on distributions and gains that are deemed as having been deferred and/or (ii) recognize ordinary income on dispositions that, but for the PFIC provisions, would have been treated as long- term or short-term capital gain.

        A U.S. Holder who owns an interest in us in any year in which we are a PFIC must file Internal Revenue Service Form 8621 with the Holder's tax return for the year.

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

        Backup withholding is not an additional tax and may be claimed as a credit against the US federal income tax liability of a US stockholder or refunded, provided that the required information is furnished to the US Internal Revenue Service. Finalised Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after 31 December 2000. Holders of Ordinary Shares or ADSs should consult their tax advisers regarding the application of the information reporting and backup reporting rules, including the finalised Treasury Regulations.

        Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-U.S. persons. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after 31 December 2000. Holders of Common Shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules, including the finalized Treasury regulations.

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

  Documents on display

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by us, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC's regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Streeet, Chigago, Illinois, 60661-2551. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov. Our ADRs are traded on the New York Stock Exchange, and these materials are available for inspection and copying at their offices at 20 Broad Street, New York, New York, 10005.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

        The following discussion about our risk management activities includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

        Our treasury department, which reports to our Chief Financial Officer, is responsible for managing our liquidity, funding and market risks. Our treasury department has adopted prudent risk management principles and is mandated to enter into transactions on our behalf.

        As a result of our international activities, we are exposed to market risk resulting from changes in foreign currency exchange rates relative to the euro. Our treasury policy provides for the use of derivative financial instruments, including forward exchange contracts, currency swap transactions and purchased foreign currency options. Furthermore, our treasury policy provides for the use of interest rate swaps and forward rate agreements to manage our interest rate profile. We had no outstanding contracts in interest-related derivative financial instruments at 31 December 2001, except for a cross-currency interest rate swap that provides a $435 million short position to hedge the group's US dollar assets. The market value of this instrument at 31 December 2001, was EUR 4.1 million negative. In the future, hedging activities may be undertaken using such instruments where appropriate.

        We use the above derivative financial instruments solely for the purpose of hedging underlying exposures. We enter into contracts related to derivative financial instruments for periods consistent with the underlying exposures and these contracts do not constitute positions independent of these exposures. None of these financial instruments are leveraged, used for trading purposes or to take speculative positions.

        In addition to market risks arising from foreign currency and interest rate exposure, we face other risks including legal risk, country risk, commodity risk and credit risk. Credit risk is mitigated by strict policies on credit quality and exposure limits of counter parties.

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

        For the purpose of the analysis a hypothetical adverse overnight change of 10% of the spot exchange rates relative to the euro is assumed. This change in foreign exchange rates is applied to the difference between the operational exposures and the foreign exchange contracts in place at 31 December 2001. The hypothetical loss in cash flows of the combined foreign-exchange positions as a result of such a change in foreign exchange rates is estimated to be EUR 0.3 million.

        The main denominations of the operational exposures and related hedges are the British pound and the United States dollar.

        It is our policy only to consider transactional exposures for hedging purposes whereas translational exposures are not generally hedged, unless specifically mandated by our Board of Management.

        Apart from currency contracts, no other foreign exchange related instruments were outstanding as of 31 December 2001.

  Interest Rate Risk

        We incur debt to support business operations, including capital expenditures and working capital requirements. We manage interest rate risk by structuring funding to the profile of the underlying assets. Instruments such as interest rate swaps and forward rate agreements may be used to alter the interest rate profile in order to achieve lower interest rates.

        At 31 December 2001, no interest rate related derivative instruments were outstanding. The major part of our outstanding debt at that date had a maturity of more than one year and paid interest at predominantly fixed rates. The aggregate hypothetical loss in earnings, on an annual basis on all financial instruments which bear floating rate interest and are therefore susceptible to changes in the level of interest rates, that would have resulted from a hypothetical increase of 100 basis points (1 percent) in one-month LIBOR, is estimated to be approximately EUR 5.1 million.

        Excess available cash is invested in money market instruments.

  Commodity Risk

        We operate a fleet of 43 aircraft as part of the express network. We also operate a large fleet of trucks and other vehicles as part of the international express and logistics networks. We manage commodity risk by purchasing commodity swap contracts for jet fuel and diesel. At 31 December 2001, we had contracts to purchase 90,000 tons of jet fuel at an average price of $ 207.4875 per ton and 20,288 tons of diesel at an average price of £ 138.6125 per ton.

        For the purpose of the analysis a hypothetical adverse overnight change of 10% of the market price of jet fuel and diesel is assumed at 31 December 2001. The hypothetical loss in earnings of the combined positions as a result of such a change in price is estimated to be EUR 0.7 million.

Item 12: Description of Securities Other Than Equity Securities

        Not applicable

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

        Not applicable

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable

PART III

Item 17: FINANCIAL STATEMENTS

        Not applicable

Item 18: FINANCIAL STATEMENTS

        See pages F-1 through F-44 incorporated by reference herein

Item 19: EXHIBITS

1.1	Articles of Association of TPG N.V. (English translation thereof).
2.1	Deposit Agreement dated as of 2 July 1998, among TNT Post Group N.V., Citibank N.A., as Depositary, and all registered holders and beneficial owners from time to time of ADRs.*
2.2	Form of American Depository Receipt (included in Exhibit 2.1).
2.3	Fiscal Agency Agreement dated as of 29 November 2001, between TPG N.V. and ING Bank N.V., as Fiscal Agent and Paying Agent.
4.1	Letter Agreement dated 23 June 1998, between The State of the Netherlands and TNT Post Group N.V. (English language translation thereof).*
4.2	Letter Agreement dated 9 March 2001, between TNT Post Group N.V. and the State Secretary of Transport, Public Works and Water Management, on behalf of the State of the Netherlands (English language translation thereof).**
4.3	Employment agreement Mr H.M. Koorstra***
4.4	Employment agreement Mr A.D. Jones***
4.5	Employment agreement Mr R.A.S. Rossi***
8.1	List of subsidiaries of TPG N.V.*

*
Incorporated by reference to Form 20-F Annual report of TPG N.V. (formerly TNT Post Group N.V.) filed with the Securities and Exchange Commission on 13 March 2001.

**
Incorporated by reference to Form 6-K of TPG N.V. (formerly TNT Post Group N.V.) filed with the Securities and Exchange Commission on 15 March 2001.

***
To be filed by amendment.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TPG N.V.
By: M.P. Bakker
Name: M.P. Bakker
Title: Chairman of the Board of Management and CEO
Date: 4 March 2002

Report of Independent Auditors

Report of Independent Auditors to the Supervisory Board
and Shareholders of TPG N.V.

Introduction

        We have audited the accompanying consolidated balance sheet of TPG N.V. and its subsidiaries as of 31 December 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended 31 December 2001. These financial statements are the responsibility of TPG N.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands.

Scope

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPG N.V. and its subsidiaries at 31 December 2001 and 2000, and the results of their operations, and their cash flows for each of the three years in the period ended 31 December 2001 in accordance with accounting principles generally accepted in the Netherlands.

        Accounting principles in the Netherlands vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2001 and shareholders' equity as of 31 December 2001 and 2000 to the extent summarised in note 29 to the consolidated financial statements.

        As discussed on page F-8 of the consolidated financial statements, TPG N.V. changed its method of accounting for pensions and its method of accounting for provisions in 2001.

Amsterdam, the Netherlands	PricewaterhouseCoopers N.V.
20 February 2002

Consolidated Balance Sheet

After proposed appropriation of net income

Assets

	At 31 December
	2001 EUR	2000* EUR
	(in millions)
Fixed assets
Intangible assets(1)
Goodwill	2,807	2,753
Property, plant and equipment(2)
Land and buildings	934	913
Plant and equipment	497	462
Other property, plant and equipment	650	552
Construction in progress	76	73

	2,157	2,000
Financial fixed assets(3)
Investments in affiliated companies	120	24
Loans receivable from affiliated companies	1	1
Other loans receivable	31	23
Prepayments and accrued income	471	415

	623	463
Total fixed assets	5,587	5,216
Current assets
Inventory(4)	56	60
Accounts receivable(5)	2,074	1,880
Prepayments and accrued income(6)	286	190
Cash and cash equivalents(7)	451	250

Total current assets	2,867	2,380
Total assets	8,454	7,596

*
Comparative figures have been restated to reflect the impact of the changes in accounting principles described on F-8.

Liabilities and group equity

	At 31 December
	2001 EUR	2000* EUR
	(in millions)
Group equity
Shareholders' equity(8)	2,486	2,082
Minority interests	13	8

Total group equity	2,499	2,090
Commitments not included in the balance sheet(15)
Provisions
Retirement schemes(9)	949	1,062
Deferred tax liabilities(22)	147	116
Other(10)	77	133

Total provisions	1,173	1,311
Long-term liabilities
State of the Netherlands:(11)
Ordinary loan	41	41
Subordinated loan	31	31
Other liabilities(12)	1,560	387
Accrued liabilities(12)	157	118

Total long-term liabilities	1,789	577
Current liabilities
Other liabilities(13)	1,731	2,422
Accrued liabilities(14)	1,262	1,196

Total current liabilities	2,993	3,618
Total liabilities and group equity	8,454	7,596

*Comparative figures have been restated to reflect the impact of the changes in accounting principles described on F-8.

        Liability capital (group equity plus the subordinated loan) was EUR 2,530 million at 31 December 2001 (2000: 2,121).

        The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Income

	Year ended 31 December
	2001 EUR	2000* EUR	1999* EUR
	(in millions except per share data)
Net sales(16)	10,979	9,810	8,468
Other operating revenues(17)	239	126	68

Total operating revenues	11,218	9,936	8,536
Cost of materials	(507)	(426)	(339)
Work contracted out and other external expenses	(4,600)	(4,137)	(3,398)
Salaries and social security contributions(18)	(3,836)	(3,230)	(3,084)
Depreciation, amortisation and impairments(19)	(437)	(343)	(247)
Other operating expenses(20)	(821)	(979)	(1,045)

Total operating expenses	(10,201)	(9,115)	(8,113)
Operating income	1,017	821	423
Interest and similar income	26	24	20
Interest and similar expenses(21)	(119)	(84)	(45)

Net financial (expense)/income	(93)	(60)	(25)
Income before income taxes	924	761	398
Income taxes(22)	(335)	(282)	(163)
Results from investments in affiliated companies	(1)	(4)	(1)

Net income before minority interests	588	475	234
Minority interests	(3)	(2)	(3)

Net income	585	473	231
Net income (in euros) per ordinary share and per ADS(8)(1)	1.23	0.99	0.48
Net income (in euros) per diluted ordinary share and per ADS(8)(2)	1.23	0.99	0.48
Net income adjusted for goodwill amortisation (in euros) per diluted ordinary share and per ADS(8)(2)	1.52	1.20	0.63

(1)
Based on the average of 475,008,754 ordinary shares, including ADSs (2000: 477,146,660 and 1999: 476,612,498).

(2)
Based on the average of 475,084,174 diluted ordinary shares, including ADSs (2000: 477,311,585 and 1999: 476,748,143).

*
Comparative figures have been restated to reflect the impact of the changes in accounting principles described on F-8.

        The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statements

After proposed appropriation of net income

	Year ended 31 December
	2001 EUR	2000* EUR	1999* EUR
	(in millions)
Net income	585	473	231
Depreciation, amortisation and impairments	437	343	247
Changes in provisions	(181)	(89)	149
Changes in deferred taxes	4	41	(118)
Changes in working capital:
Inventory	5	(3)	(4)
Accounts receivable	(78)	(257)	(177)
Other current assets	(87)	(42)	(15)
Current liabilities (excluding short-term financing)	88	106	133

Net cash provided by operating activities(23)	773	572	446
Acquisition of group companies	(229)	(1,023)	(397)
Disposal of group companies	0	0	(1)
Acquisition of affiliated companies	(101)	0	(20)
Disposal of affiliated companies	5	124	(20)
Capital expenditure on intangible assets	0	0	(1)
Disposals of intangible assets	59	13	0
Capital expenditure on property, plant and equipment	(481)	(392)	(363)
Disposals of property, plant and equipment	91	37	49
Changes in other financial fixed assets	(47)	8	19
Changes in minority interests	5	(9)	(1)

Net cash used in investing activities(24)	(698)	(1,242)	(735)
Changes in shareholders' equity	(184)	(229)	(127)
Long-term liabilities acquired	1,247	209	294
Long-term liabilities repaid	(65)	(191)	(70)
Changes in short-term bank debt	(873)	803	32

Net cash used by financing activities(25)	125	592	129
Changes in cash and cash equivalents	200	(78)	(160)
Cash and cash equivalents at beginning of financial year	250	274	404
Exchange rate differences on cash items	0	4	12
Cash and cash equivalents from acquisition and disposal of group companies	1	50	18
Changes in cash and cash equivalents	200	(78)	(160)

Cash and cash equivalents at end of financial year	451	250	274

*
Comparative figures have been restated to reflect the impact of the changes in accounting principles described on F-8. The changes in accounting principles had no cash impact. For comparative purposes we have restated the cash flow statement on the lines "Net income", "Changes in provisions" and "Changes in deferred taxes".

Certain items in the consolidated cash flow statements have been adjusted for non-cash movements (principally assets acquired under finance leases, foreign exchange effects and newly consolidated and de-consolidated entities) and as a result do not correspond to the differences between the balance sheet amounts for the respective items.

        The accompanying notes form an integral part of these financial statements.

Changes in shareholders' equity from 31 December 1998 to 31 December 2001

	Issued shared capital	Additional Paid-in Capital	Other Reserves	Total
	(in EUR millions)
Balance at 31 December 1998	216	1,435	204	1,855
Net income	0	0	419	419 *
Cash dividend	0	0	(127)	(127)
Stock dividend	1	(1)	0	0
Foreign exchange effects	0	0	18	18

Balance at 31 December 1999	217	1,434	514	2,165
Net income	0	0	526	526 *
Dividend	0	0	(129)	(129)
Stock dividend	1	(1)	0	0
Repurchase of shares	0	0	(100)	(100)
Foreign exchange effects	0	0	(12)	(12)
Other	0	0	1	1

Balance at 31 December 2000	218	1,433	800	2,451
Change in accounting principles (pensions)			(421)	(421)
Change in accounting principles (provisions)	0	0	52	52

Balance at 31 December 2000 (restated)	218	1,433	431	2,082
Net income	0	0	585	585
Cash dividend	0	0	(181)	(181)
Stock dividend	0	0	30	30
Repurchase of shares	0	0	(33)	(33)
Foreign exchange effects	0	0	3	3
Other	12	(12)	0	0

Balance at 31 December 2001	230	1,421	835	2,486
*
not restated for changes in accounting principles.

        Issued share capital amounted to EUR 230 million at 31 December 2001 (2000: 218).

        The authorized capital is composed of the following:

  •
  944,000,000 ordinary shares;

  •
  589,999,999 preference shares A;

  •
  826,000,000 preference shares B; and

  •
  one special share,

each with a par value of EUR 0.48. The ordinary shares are registered with the NECIGEF ("Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V.") and represented by a global note. Ordinary shares registered with the NECIGEF and represented by the global note may be converted into registered ordinary shares and vice versa at any time. There is no fee due for conversion.

        The ordinary shares are in bearer form, but may be registered on request of the holder. The special share and the preference shares are registered.

        At 31 December 2001, the issued share capital was EUR 230 million and consisted of one special share and 480,259,522 ordinary shares. In 2001 we repurchased ordinary shares as part of our management and personnel share option plan and we therefore owned 5,254,060 ordinary shares at 31 December 2001 which do not qualify for dividends as at the year end. The State of the Netherlands is the holder of the special share. At 31 December 2001, the State holds approximately 34.8% of the ordinary shares.

        We have granted to the state an option to acquire preference shares A, which have the same voting rights as our ordinary shares. This option may be exercised during or after an increase in our share capital in order to preserve the State's voting rights at a minimum of one-third of our voting capital, and in certain circumstances to increase its voting rights to 51%.

        We have granted the TPG Protection Foundation an option to acquire preference shares B, which have the same voting rights as our ordinary shares. The TPG Protection Foundation was formed to care for our interests, the enterprises connected and all interested parties, such as shareholders and employees. Agreements have been concluded between us and the Foundation for the placement or acquisition of preference shares B.

Accounting principles for consolidation, balance sheet, determination of results and cash flow statement

General

        The financial statements have been prepared in accordance with the provisions of Part 9, Book 2 of the Netherlands Civil Code and accounting principles generally accepted in the Netherlands ("Dutch GAAP").

        The figures for previous years have been restated where necessary to enable comparison and due to changes in disclosures.

Changes in accounting principles

        The following changes in accounting principles were adopted by the Group with effect from 1 January 2001:

Pensions

        The company has adopted a new accounting principle in respect of pensions, applying SFAS no. 87, "Employers Accounting for Pensions", as defined under US GAAP. This is an allowable alternative under Dutch GAAP and provides improved presentation of the financial statements. Pension expense and related liabilities are based on a specific methodology that reflects the concepts of accrual accounting with amounts reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts charged to expense are typically different from amounts funded.

        The impact of this change has been to recognise the company's pension liability on the balance sheet. Under the previous guidance there was no obligation to recognise this liability in the financial statements.

Provisions

        The accounting principle in respect of accounting for provisions has been changed to reflect the new guidance under Dutch GAAP. The impact of this has been to reduce the number of provisions qualifying as such compared to those allowable under the previous Dutch GAAP guidance. Provisions which no longer qualify under the new guidance are written back to closing equity as at 31 December 2000.

        The impact of the above changes in accounting principles on the balance sheet for the year ended 31 December 2000 are reflected as an adjustment in the following notes to the financial statements;

        "Financial Fixed assets" (note 3),

        "Accounts receivable" (note 5),

        "Pensions and retirement schemes" (note 9),

        "Other provisions" (note 10),

        "Other current liabilities" (note 13) and;

        "Shareholders' Equity" (note 29).

        In addition, the consolidated income statement and cash flow statement, for the year ended 31 December 1999 and 31 December 2000 have been restated for comparative purposes, reflected in the following notes:

        "Salaries and social security contributions" (note 18),

        "Other operating expenses" (note 20),

        "Interest and similar expense" (note 21) and;

        "Income taxes" (note 22).

        With the exception of the above, the Group's accounting principles are essentially unchanged from those set out on pages F-7 to F-10 of the 2000 Annual Report.

Introduction of the euro

        Starting in 1999, our consolidated financial statements are reported in euros (EUR). Previously presented financial statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since 1 January 1999, for all periods presented (EUR 1 = NLG 2.20371).

        Historically, the consolidated financial statements of TPG N.V. (also referred to as "our company") were prepared using the Dutch guilder as the reporting currency. The euro was introduced on 1 January 1999. The countries participating in the European single currency are: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Portugal, Spain and the Netherlands.

        We believe that the consolidated financial statements reported in euros reflect the same trends as previously reported. Expression of these historical amounts in euros does not eliminate or alter any translation effect that existed when they were originally reported in Dutch guilders. The consolidated financial statements may not be comparable with those of other companies that are also reporting in euros if other companies restated their financial statements from a currency other than the Dutch guilder.

Consolidation Principles

        Group companies, which are companies that form an organisational and economic entity with our company and in which we have a controlling interest, are fully consolidated. The minority participating interests in group equity and in results of operations are disclosed separately. Joint ventures in which another party and we have equal control are consolidated proportionally. Companies in which we acquired an interest during the course of the financial year are consolidated in the financial statements from the date on which the interest was acquired. Companies that are no longer associated with us are included in the financial statements up to the date on which we dispose of our interests in them.

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

        Assets and liabilities of foreign companies with functional currencies other than euros have been translated into euros at the rate of exchange at the balance sheet date. The resulting exchange rate differences are added to or charged against reserves. Revenues and expenses of foreign companies with functional currencies other then euros have been translated at the average rate. Exchange differences arising on foreign currency liabilities in entities whose functional currency is euro are added to or charged against reserves where the liability has been created to hedge long term investment in assets denominated in the same foreign currency.

        Goodwill, property, plant and equipment, and inventory of direct foreign activities are translated at historical exchange rates.

Accounting principles relating to the balance sheet

        Capital is determined on the basis of historical cost. Assets, liabilities and group equity are included at nominal value unless otherwise indicated.

Intangible Assets

        Goodwill arising from acquisitions is valued at historical cost less amortisation or at economic value if this is less on a permanent basis. Amortisation expense is calculated using the straight-line method based on the estimated useful life up to 20 years unless a longer period can be specifically identified and supported.

Property, Plant and Equipment

        Property, plant and equipment are valued at historical cost less depreciation or at economic value if this is less on a permanent basis. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. Land is not depreciated.

        Property, plant and equipment that is no longer used in operating activities is valued at the lower of either net book value or net realisable value. Upon retirement or sale, the related historical cost and accumulated depreciation are removed from the accounts and any profit or loss resulting from disposal or sale of property, plant and equipment is included in the statements of income.

Affiliated Companies

        Investments in affiliated companies are included in the financial statements under financial fixed assets from the date on which we obtain significant influence up to the date they are disposed of. These investments are included at net asset value in accordance with our accounting principles.

Non-core investments

        Investments designated as non-core are included in the financial statements in prior years at the lower of historical cost or net realisable value.

Impairment of intangible and tangible fixed assets

        The Group reviews on an annual basis whether impairment of its intangible and tangible assets may have occurred whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. For all goodwill amortised for a period of greater than 20 years and for all tangible and intangible assets for which an impairment may have occurred, the carrying value of the related asset is reassessed through comparison with the value of the related discounted future cash flows. Any impairment arising on this comparison is reflected as a charge in the statements of income.

Inventory

        Inventories of raw materials and finished goods are valued at the lower of historical cost or net realizable value less any provision required to reflect obsolescence. Historical cost is based on weighted average prices. Work in process is valued at the cost of materials, the cost of work contracted out and labour costs. Obsolescence is taken into account.

Accounts Receivable

        Accounts receivable is stated net of an allowance for doubtful receivables. Loans receivable from affiliated companies due within one year are included in this account.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, bank account balances, bills of exchange and cheques (only those which can be cashed in the short term). All highly liquid investments with an original maturity of three months or less at date of purchase are considered to be cash equivalents.

Minority Interests

        Minority interests are valued at net asset value applying our accounting principles.

Financial Instruments

        We use derivative financial instruments as part of an overall risk-management strategy. These instruments are used as a means of hedging exposure to foreign currency risk connected to anticipated cash flows or existing assets and liabilities and generally expire within 6 months. We do not hold or issue derivative financial instruments for trading purposes.

        We use foreign currency forward exchange contracts to hedge the cash flow risk and on-balance-sheet firm commitments.

        Gains and losses from foreign currency forward exchange contracts that are hedging anticipated cash flows are deferred in other assets or other liabilities and recognised in income, or as adjustments of carrying amounts, when the hedged transaction occurs.

        The net exposures of on-balance-sheet commitments are re-valued at the prevailing spot exchange rate. The resulting gains and losses are included in financial income and expenses. The realised and unrealised gains and losses on the offsetting hedges of on-balance-sheet commitments resulting from changes in the spot exchange rate are also included in financial income and expenses.

        The related amounts due to or from counter parties are included in other assets or other liabilities.

        The premium or discount arising at the inception of the contracts is amortised over the life of the contract and included in financial income and expenses.

        If an anticipated cash flow does not occur or is expected not to occur, the foreign currency forward exchange contract is terminated, and any results are recognised in financial income and expenses.

Provisions

        Provisions for early retirement, redundancy pay, pension entitlements as part of reorganisations and provisions for payments in lieu of pensions are included at discounted value. Other provisions are recorded at nominal value.

        Pensions are accounted for in accordance with SFAS no. 87, "Employers Accounting for Pensions", through which pension expense and related liabilities are based on a specific methodology that reflects the concepts of accrual accounting. Amounts are reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts charged to expense are typically different from amounts funded.

        Reference is made to the note "Changes in accounting principles" in respect to the accounting for provisions and pensions.

Deferred Taxes

        Deferred tax assets and liabilities arising from temporary differences between the nominal values of assets and liabilities for book purposes and for tax purposes are calculated on the basis of the current rates of income tax. Deferred tax assets are recognised if it is more likely than not that they can be offset against taxes payable in the coming years. Deferred tax assets and liabilities with the same term and the same consolidated tax group are presented net in the balance sheet, if we have a legally enforceable right to offset the recognised amounts.

Accounting principles relating to the determination of results

        Revenue is recognised when services are rendered, goods are delivered or work is completed and is calculated on the basis of historical cost. Losses are recorded when probable.

Net Sales

        Net sales represent the revenues from the delivery of goods and services invoiced to third parties, less discounts and taxes levied on sales. Amounts received in advance are recorded in accrued liabilities until services are rendered to customers, goods delivered or work is completed.

Other Operating Revenues

        Other operating revenues include revenues that do not arise from our core businesses including proceeds from the sale of property and equipment and the rent of buildings and houses.

Depreciation Expense and Amortisation

        Depreciation expense and amortisation are calculated on the basis of the historical cost of property, plant and equipment and intangible assets using the straight-line method on the basis of the estimated useful life, and taking into account the residual value (if any) into account in respect of property, plant and equipment.

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

        Cash flows from derivatives are recognised in the statement of cash flows in the same category as those of the hedged item.

Use of estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform with generally accepted accounting principles. Actual results could differ from those estimates.

Notes

        The numbers (    ) in the line items refer to the explanatory notes.

        As the financial statements of TPG N.V. are included in the consolidated financial statements, the corporate statements of income are presented in an abridged form (Article 402, Part 9, Book 2 of the Netherlands Civil Code).

Notes to the consolidated financial statements

        The consolidated financial statements include the financial statements of TPG N.V. and the consolidated companies. A complete list of subsidiaries and affiliated companies included in our consolidated financial statements is publicly filed at the office of the commercial register of the chamber of commerce in Amsterdam. This list has been prepared in accordance with the provisions of Article 379, Paragraph 1 and Article 414, Part 9, Book 2 of the Netherlands Civil Code.

Notes to the Consolidated Balance Sheet

Fixed Assets

(1)  Intangible assets: EUR 2,807 million (2000: 2,753)

Statement of changes in intangible assets

Goodwill
(in EUR millions)
Historical cost	3,054
Accumulated amortisation	(301)

Balance at 31 December 2000	2,753
Changes in 2001:
Additions	227
Disposals	(63)
Amortisation	(139)
Exchange rate differences	29

Total changes	54
Historical cost	3,247
Accumulated amortisation	(440)

Balance at 31 December 2001	2,807

        Additions in 2001 include EUR 227 million of goodwill arising from the acquisition of interests in companies (2000: 921). This goodwill was primarily attributable to the acquisition of Advanced Logistics Services SpA, a logistics company in Italy (EUR 89 million), Lason UK Ltd, a mail company (EUR 51 million) and Circular Distributors Ltd, a mail company in the United Kingdom (EUR 24 million for a 90% shareholding), among other companies.

        These acquisitions are summarised in the table below:

Summary of acquisitions in the year

	First month of consolidation	Acquisition cost	Goodwill on acquisition
	(in EUR millions)
Circular Distributors Ltd	April 2001	25	24
Advanced Logistics Services SpA	May 2001	84	89
Lason UK Ltd	May 2001	57	51
Other acquisitions	Various	63	63

Total		229	227

        The recognised goodwill related to the acquisitions was allocated based upon preliminary estimates of fair value of assets and liabilities acquired and may be revised next year. In assessing the fair value of assets, provisions and liabilities at the time of acquisition, account is taken of reorganisation costs. The goodwill on acquisitions in 2001 will be amortised over their estimated useful lives of up to 20 years.

        Goodwill relating to the 1996 acquisition of the TNT and GD Express Worldwide business is estimated to have a useful life of 40 years and is amortised over that period. The historic cost of this goodwill is EUR 1,302 million and the accumulated amortisation EUR 163 million.

        The assessment of a useful economic life of 40 years is deemed to be appropriate on the basis of a substantial market share and extensive network acquired. The barriers to enter the market add to the sustainability of the position together with the stability and foreseeable life of the industry to which the goodwill relates.

(2)  Property, plant and equipment: EUR 2,157 million (2000: 2,000)

        Leasehold rights amounting to EUR 112 million (2000: 74) are included as part of land and buildings. Other property, plant and equipment include amounts under finance leases assets amounting to EUR 87 million (2000: 84).

Statement of changes in property, plant and equipment

	Land and Buildings	Plant and Equipment	Other Property, Plant and Equipment	Construction in Progress	Total
	(in EUR millions, except percentages)
Depreciation percentage	0-10	4-33	7-25	0
Historical cost	1,443	930	1,003	73	3,449
Accumulated depreciation	(530)	(468)	(451)	0	(1,449)

Balance at 31 December 2000	913	462	552	73	2,000
Changes in 2001:
Capital expenditure	55	88	206	132	481
Acquisitions	23	11	6	0	40
Disposals	(55)	(11)	(12)	(13)	(91)
Exchange rate differences	2	3	19	1	25

Net additions/disposals	25	91	219	120	455
Depreciation and impairments	(50)	(107)	(141)	0	(298)
Reclassifications and other changes	46	51	20	(117)	0

Total changes	21	35	98	3	157
Historical cost	1.439	1,062	1,138	76	3,715
Accumulated depreciation	(505)	(565)	(488)	0	(1,558)

Balance at 31 December 2001	934	497	650	76	2,157

        Historical cost refers to, among other things, the value of the property, plant and equipment contributed to our company when its former parent Royal PTT Nederland N.V. was established in 1989. The calculation of depreciation expense on those assets takes into consideration the useful life that had already elapsed at that date. The book value at 31 December 2001, of assets contributed to our company on 1 January 1989, were valued at the then current value of EUR 132 million (2000: 161), which is net of accumulated depreciation of EUR 357 million (2000: 432).

        The following table shows the balance sheet value of the property, plant and equipment at 31 December 2001, of the divisions Mail, Express and Logistics:

Balance sheet value of property, plant and equipment at 31 December 2001*

	Mail	Express	Logistics	Total
	(in EUR millions)
Land and buildings	550	268	116	934
Plant and equipment	206	133	158	497
Other property, plant and equipment	82	484	84	650
Construction in progress	27	19	30	76

Total	865	904	388	2,157
as % of total property, plant and equipment	40.1	41.9	18.0	100.0

*
Identifiable assets used jointly by the divisions have been allocated based on estimated usage.

        The assets of our company are located as follows:

Location of property, plant and equipment at 31 December 2001*

	Mail	Express	Logistics	Total
	(in EUR millions)
Netherlands	797	73	12	882
Rest of Europe	49	724	278	1,051
Australia		87	17	104
Asia	18	12	6	36
North America	1	2	65	68
South America		3	10	13
Africa and Middle East		3		3

Total	865	904	388	2,157

*
Identifiable assets used jointly by the divisions have been allocated based on estimated usage.

(3)  Financial fixed assets: EUR 623 million (2000: 463)

Statement of changes in financial fixed assets

	Investments in Affiliated Companies	Loans Receivable From Affiliated Companies	Other Loans Receivable	Prepayments & Accrued Income	Total
	(in EUR millions)
Balance at 31 December 2000	24	1	23	250	298
Changes in accounting principles	0	0	0	165	165

Balance at 31 December 2000 (restated)	24	1	23	415	463
Changes in 2001:
Acquisitions/additions	102	0	15	104	221
Disposals/decreases	(5)	0	0	(40)	(45)
(De)consolidation	0	0	2	2	4
Withdrawals/repayments	0	0	(9)	(9)	(18)
Exchange rate differences	0	0	0	(1)	(1)
Other changes	(1)	0	0	0	(1)

Total changes	96	0	8	56	160
Balance at 31 December 2001	120	1	31	471	623

        As a result of the changes in accounting principles described on page F-8 of these financial statements, an additional long-term deferred tax asset relating to pension obligations is now recognised on the balance sheet. This has been reflected as an adjustment to the closing balance as at 31 December 2000.

        Included in the EUR 471 million prepayments and accrued income at 31 December 2001 is an amount of EUR 362 million of deferred tax assets (2000: 345).

        Prepayments also include an amount of EUR 6 million prepaid in respect of costs and capitalised interest relating to the EUR 1,000 million Eurobond (see note 12). These amounts are released to the income statement over the life of the bond using the "effective interest" method.

Current Assets

(4)  Inventory: EUR 56 million (2000: 60)

	At 31 December
	2001	2000
	(in EUR millions)
Raw materials	31	20
Finished goods	25	40

Total	56	60

        Inventory is stated net of provisions for obsolete items amounting to EUR 9 million (2000: 2).

(5)  Accounts receivable: EUR 2,074 million (2000: 1,880)

	At 31 December
	2001	2000
	(in EUR millions)
Trade accounts receivable	1,744	1,630
Deferred tax assets	37	31
Accounts receivable from affiliated companies	1	2
VAT receivable	38	3
Receivables from employees	2	1
Other	252	213

Total	2,074	1,880

        As a result of the changes in accounting principles noted on F-8 of these financial statements, the comparative deferred tax assets as at 31 December 2000 have been decreased to EUR 31 million from EUR 61 million previously reported.

        Trade accounts receivable for services rendered and delivered goods have been included after deduction of a provision for doubtful receivables amounting to EUR 79 million at 31 December 2001 (2000: 70).

(6)  Prepayments and accrued income: EUR 286 million (2000: 190)

        This includes amounts paid in advance to cover costs that will be charged against income in future years and amounts still to be invoiced. At 31 December 2001, prepayments amounted to EUR 48 million (2000: 75).

(7)  Cash and cash equivalents: EUR 451 million (2000: 250)

        Included in the EUR 451 million is EUR 98 million of restricted cash held mainly by consolidated joint venture entities. Cash in hand amounted to EUR 8 million (2000: nil).

(8)  Shareholders' equity: EUR 2,486 million (2000: 2,082)

        Issued share capital amounted to EUR 230 million at 31 December 2001 (2000: 218).

        The authorized capital is composed of the following:

  •
  944,000,000 ordinary shares;

  •
  589,999,999 preference shares A;

  •
  826,000,000 preference shares B; and

  •
  one special share,

each with a par value of EUR 0,48. The ordinary shares are registered with the NECIGEF (Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V.) and represented by a global note. Ordinary shares registered with the NECIGEF and represented by the global note may be converted into registered ordinary shares and vice versa at any time. There is no fee due for conversion. The ordinary shares are in bearer form but may be registered on request of the holder. The special share and the preference shares are registered.

        At 31 December 2001, the issued share capital was EUR 230 million and consisted of one special share and 480,259,522 ordinary shares. In 2001 we repurchased ordinary shares as part of our management and personnel share option plan and we therefore owned 5,254,060 ordinary shares at 31 December 2001 which do not qualify for dividends as at the year end. The State of the Netherlands is the holder of the special share. At 31 December 2001, the State holds approximately 34.8% of the ordinary shares.

        We have granted to the state an option to acquire preference shares A, which have the same voting rights as our ordinary shares. This option may be exercised during or after an increase in our share capital in order to preserve the State's voting rights at a minimum of one-third of our voting capital, and in certain circumstances to increase it's voting rights to 51%.

        We have granted the TPG Protection Foundation an option to acquire preference shares B, which have the same voting rights as our ordinary shares. The TPG Protection Foundation was formed to care for our interests, the enterprises connected and all interested parties, such as shareholders and employees. Agreements have been concluded between us and the Foundation for the placement or acquisition of preference shares B.

Personnel Option Plan

        Our Board of Management decided, with approval of our Supervisory Board, to offer our employees working in the Netherlands under the collective labour agreement a one-time opportunity to participate in a personnel option plan on 4 January 1999. In total 23,716 employees accepted the plan.

        The most important aspects of the plan are:

  •
  The employee is granted an option right for (100) of our company shares.

  •
  Options are granted at the opening price (EUR 27.70) as traded on the Euronext Amsterdam on the date the grant is made.

  •
  The option is exercisable between the third and fifth anniversary of the day of grant, after five years the outstanding options are forfeited.

  •
  The option holder retains the right to exercise his/her option in full when he or she leaves the company for certain reasons (retirement, early retirement, certain reorganisations, disability or death).

  •
  The option holder retains the right to exercise his/her option for a period of three months when he or she leaves the company for reasons other than those mentioned above.

Management Option Plan

        Members of our Board of Management and other senior managers were granted company stock options in 2001 (1,721,200), 2000 (988,425), 1999 (830,185) and in 1998 (766,400). These numbers differ slightly from those reported in 2000 due to an internal reporting correction. These grants were part of the policy of granting options each year to eligible members of senior management.

        We see the option plan as part of our remuneration package for managers, and it is particularly aimed at rewarding the long-term growth of our company. The growth of our company, which is expressed in the share price, is in the interest of both staff and shareholders of our company. In consultation with the Supervisory Board, objective criteria are being developed to determine the amount of options to be granted to the Board of Management. As of the granting in 2002, company performance will be incorporated in the management option plan.

        The Supervisory Board granted share options to the members of the Board of Management. The Board of Management granted senior managers in our company share options after the approval of the Supervisory Board. Our company share options are granted to senior managers on an individual basis. The principles behind these grants are the performance of the individual concerned and the opportunities for him or her to contribute to our success.

        Option rights are granted in accordance with the management option plan, which was approved by the Supervisory Board in 1998 onwards. This plan sets out the procedures for share option grants in more than 40 countries around the world.

        The most important aspects of the plan are:

  •
  Options are granted at the average market price as traded on the Euronext Amsterdam on the date the grant is made (2001: 23.66).

  •
  The option holder retains the right to exercise his/her option in full when he or she leaves the company for certain reasons (retirement, early retirement, certain reorganisations, disability or death).

  •
  The option holder retains the right to exercise his/her option for a period of three months when he or she leaves the company for reasons other than those mentioned above.

        Option rights are granted in accordance with the fiscal procedures and regulations that apply in the country concerned. In countries where tax is levied on the grant of option rights, we offer the option plan participants a loan in order to pay this tax. At 31 December 2001 the loans receivable amounted to EUR 903,932 of which EUR 95,030 was due from the Board of Management. The loans are repaid either when the options are exercised or when the option rights lapse. As of 2000 no new loans were accepted due to tax reasons.

        The exercise of personnel options and management options is subject to the rules governing insider trading that apply to our company.

        The table below summarises the status of the number of outstanding options:

			Number of options					Amounts in EURO's
	Year		Outstanding as of 1st Jan 2001	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of 31st Dec 2001	Exercise price	Share price on exercise date	Remaining years contractural life
Personnel	1999		2,371,600	—	—	—	2,371,600	27.70		2.0
Management	1998		91,000			9,000	82,000	23.19		1.5
	1998		434,600		8,300	41,800	384,500	21.15	24.29	1.9
	1999		572,985		2,000	28,800	542,185	25.26	27.27	2.4
	2000		806,475			77,300	729,175	24.96		3.4
	2000		6,000	—	—	—	6,000	27.62		4.0
	2001		—	1,601,200		98,200	1,503,000	23.66		4.3

Subtotal			4,282,660	1,601,200	10,300	255,100	5,618,460

Board of Management
M.P. Bakker	1998		24,000				24,000	23.19		1.5
	1999		20,000				20,000	25.26		2.4
	2000		20,000				20,000	24.96		3.4
	2001		—	20,000			20,000	23.66		4.3
H.M. Koorstra	1998	*	n/a				—
	1999	*	n/a				—
	2000	**	9,000				9,000	24.96		3.4
	2001		—	20,000			20,000	23.66		4.3
A.D. Jones	1998	*	n/a				—
	1999	**	12,000				12,000	25.26		2.4
	2000		20,000				20,000	24.96		3.4
	2001		—	20,000			20,000	23.66		4.3
R.A.S. Rossi	1998	*	n/a				—
	1999	**	9,000				9,000	25.26		2.4
	2000		20,000				20,000	24.96		3.4
	2001		—	20,000			20,000	23.66		4.3
Former members	1998		96,000			36,000	60,000	23.19		1.5
	1999		90,000			30,000	60,000	25.26		2.4
	2000		70,000			30,000	40,000	24.96		3.4
	2001			40,000		40,000	—	23.66		4.3

Subtotal			390,000	120,000	—	136,000	374,000

TOTAL***			4,672,660	1,721,200	10,300	391,100	5,992,460

*
The options of the members of the Board of Management only include the options granted as of the year of appointment to the Board of Management.
**
Granted before the appointment as member of the Board of Management.
***
This number is different from the number reported in 2000 due to an internal reporting correction of the previously reported amount.

	At 31 December
	2001		2000		1999
Statement of changes of outstanding options	Number of Options	Weighted average exercise price (in EUR)	Number of Options	Weighted average exercise price (in EUR)	Number of Options	Weighted average exercise price (in EUR)
Balance at the beginning of the year	4,672,660	25.97	3,884,385	26.10	766,400	21.71
Granted	1,721,200	23.66	988,425	24.98	3,201,785	27.07
Exercised	(10,300)	21.95	(21,200)	23.88	11,300	21.77
Forfeited	(391,100)	23.93	(178,950)	23.61	72,500	23.28
Balance at the end of the year	5,992,460	25.44	4,672,660	25.97	3,884,385	26.10
Exercisable at 31 December	875,685	23.06	679,385	24.04	725,885	24.00
Weighted average fair value of options at grant date (in EUR)		7.15		7.30		12.74

        No members of the Board of Management have exercised options granted. Options granted in 1998, 1999, 2000 and 2001 entitle the holder to the issue of ordinary shares when they are exercised.

        We hedge the obligations we have under the existing Stock Option Plans by purchasing shares in the market. In 2001 we purchased 1,370,560 shares at a weighted average price per share of EUR 24.01. At 31 December 2001 we have a total of 738,400 unhedged options.

        The following table shows how the net earnings per share would be diluted if all share options granted were exercised.

Earnings per share			Number of Shares/ADSs
Average number of ordinary shares in 2001			475,008,754
Diluted number of ordinary shares			75,420

Average number of ordinary shares in 2001 on fully diluted basis			475,084,174
Net income (in EUR) per ordinary share and per ADS	1.23	(2000: 0.99)
Net income (in EUR) per diluted ordinary share and per ADS	1.23	(2000: 0.99)
Net income adjusted for goodwill amortisation (in EUR) per diluted ordinary share and per ADS	1.52	(2000: 1.20)

        As all options were granted at an exercise price that equals the average price on the Amsterdam Stock Exchange on the day of grant, no charges would have been recorded in the 1998, 1999, 2000 and/or 2001 income statements. If the company had elected to recognise compensation expense based on the fair value at the grant dates, the company's net income and net income per share would have decreased to the pro forma amounts indicated below:

	Year ended 31 December
	2001	2000 (restated)	1999 (restated)
	(in EUR millions except per share data)
Net income
As reported	585	473	419
Pro forma	566	457	406
Net income per share
As reported (in EUR)	1.23	0.99	0.88
Pro forma (in EUR)	1.19	0.96	0.85

        These pro forma results are not an indicator of future performance. The valuation of options granted to senior managers and Board members is performed using the bi-nominal method, American-style with dividend. The main assumptions are summarised in the table below:

	Year ended 31 December
	2001	2000	1999
Risk free interest rate (%)	4.85	5.21	2.7 to 3.3
Dividend (in EUR per share)	0.38	0.36	0.36
Volatility (%)	30.5	39.0	56.1 to 62.2
Expected life (years)	5	5	5

        The weighted average fair values and exercise prices of options were EUR 7.15 and EUR 23.06 respectively for 2001, EUR 7.30 and EUR 24.04 respectively for 2000 and EUR 12.74 and EUR 24.00 respectively for 1999.

Provisions

        Provisions relate to obligations and risks associated with our operations and liabilities related to termination of employment contracts.

(9)  Provisions for retirement schemes: EUR 949 million (2000: 1,062)

Statement of changes in provisions for retirement schemes

	Pension Liability	Redundancy Pay	Other	Total
	(in EUR millions)
Balance at 31 December 2000	328	70	16	414
Changes in accounting principles	648	0	0	648

Balance at 31 December 2000 (restated)	976	70	16	1,062
Withdrawals	(107)	(24)	0	(131)
Additions	0	0	15	15
(De)consolidation	0	0	2	2
Interest	0	0	1	1

Balance at 31 December 2001	869	46	34	949

        As a result of the changes in accounting principles noted on F-8 of these financial statements, the net obligation of the TPG N.V. pension scheme is now recognised on the balance sheet. This has been reflected as an adjustment to the closing balance as at 31 December 2000.

        Of the above provisions EUR 115 million have a term of less than on year.

        Pension provisions include amounts relating to early retirement provision commitments to employees using the scheme and to those who are eligible to use it. The redundancy pay provision relates to the entitlement to redundancy payments of employees who worked as public servants for the Netherlands Postal and Telecommunications Services before 1 January 1989, and who were made redundant before 1 January 1996.

(10)  Other provisions: EUR 77 million (2000: 133)

Statement of changes in other provisions

	Reorganisation	Other	Total
	(in EUR millions)
Balance at 31 December 2000	366	93	459
Changes in accounting principles	(72)	(10)	(82)
Transfer to other current liabilities	(244)	0	(244)

Balance at 31 December 2000 (restated)	50	83	133
Additions	0	9	9
Withdrawals	(27)	(48)	(75)
(De)consolidation	0	10	10
Balance at 31 December 2001	23	54	77

        The impact of the changes in accounting principle in respect of provisions resulted in a write back to closing equity of EUR 72 million in respect of reorganisation provisions and EUR 10 million in respect of other provisions.

        We expect to make cash expenditures of approximately EUR 16 million from the reorganisation provision and EUR 54 million from other provisions and in the coming year.

Provision for Reorganisation

        In the table below the reorganisation provision at 31 December 1999, 2000 and 2001 is presented together with the related additions and withdrawals in 2000 and 2001 and the impact of the change in accounting principle on the closing balance as at 31 December 2000.

Statement of changes in provisions for reorganisation

	Post- Employment Benefit Costs	Redundant Employee Costs	Wage Guarantees	Other Costs	Total
	(in EUR millions)
Balance at 31 December 1999	17	34	283	230	564
Additions/(releases)	0	0	5	71	76
Withdrawals	(5)	(17)	(31)	(201)	(254)
Foreign exchange rate effects	0	0	0	(1)	(1)
(De)consolidation	0	0	0	(25)	(25)
Reclassification	0	0	0	6	6

Balance at 31 December 2000	12	17	257	80	366
Changes in accounting principles	(10)	(9)	(13)	(40)	(72)
Transfer to other current liabilities	0	0	(244)	0	(244)

Balance at 31 December 2000 (restated)	2	8	0	40	50
Withdrawals	(2)	(8)	0	(17)	(27)
Balance at 31 December 2001	0	0	0	23	23

        Our provision for reorganisation deals primarily with reorganisation projects for mail activities in the Netherlands, integration and restructuring projects within express and logistics and various other issues. During the year approximately 380 employees were made redundant through such reorganisatons, as result of a combination of efficiency improvements and the impact of restructuring of the operations of our customers.

        In the prior year the provision for wage guarantees amounted to EUR 257 million. In 2001, we settled our wage guarantee liability through a EUR 182 million payment made to an insurance company. As part of this agreement, the insurance company is obliged to compensate the company's employees for wage guarantees. A second payment of EUR 62 million (including accrued interest) is due in 2010 and is contingent on the disability and (in)voluntary termination of the employees. The likelihood of these additional costs arising is considered remote and is not recognised in the balance sheet at 31 December 2001. The company is obliged to pay for any shortfalls in the insurance underwriting reserve as a result of the annual calculation of the remaining wage guarantees.

Long term Liabilities

(11)  Loans from of the State of the Netherlands: EUR 72 million (1999: 72)

        Long term liabilities from the Dutch State, denominated in Dutch guilders, consist of a EUR 41 million ordinary loan (Loan A) and a EUR 31 million subordinated loan (Loan B).

        The interest rate for Loan A is 6.37%. Final repayment will take place on 31 December 2003, or on a later date to be agreed by the State and us.

        The interest rate for Loan B is 6.72%. Final repayment will take place on 31 December 2003, or on a later date to be agreed between the Dutch State and us. The claim for repayment of the subordinated Loan B principal of EUR 31 million is subordinate to all other existing and future claims on our company, including all claims by the Dutch State.

        Loans A and B cannot be repaid prematurely. The Dutch State has the right to require payment of the loans in full or in part at any time in order to use the amounts thus received to pay for preference shares A to be issued by our company to the Dutch State at that time. If the Dutch State exercises its option to subscribe for preference shares A it will be required to pay at least 25% of the par value of the preference shares A.

(12)  Other long-term liabilities: EUR 1,717 million (2000: 505)

        On 5 December 2001, TPG N.V. issued a EUR 1 billion Eurobond with a maturity of seven years. The bond has a coupon of 5.125 percent and pays interest annually in arrears beginning on 5 December 2002. It is listed on the stock market of Euronext Amsterdam. At issue, the bond was assigned ratings of "A" by Standard & Poor's Ratings Services and "Aa3" by Moody's Investor Services Limited. The proceeds of the Eurobond were used to pay down short-term indebtedness, as well as for general corporate purposes.

        Other long-term liabilities include a EUR 231 million, Canadian dollar denominated, syndicated facility that was signed in May 2001, at a rate of interest of 3 month Canadian LIBOR plus a margin of 0.325%. This facility had an original maturity of five years plus one day. Also included are EUR 155 million in respect of the non-current portion of a bilateral loan signed in December 2001. This loan is to be repaid in quarterly instalments through 2020 and carries a rate of interest of 5.85%.

        Other interest bearing liabilities include EUR 70 million of finance leases and other loans to finance real estate for the German operations (EUR 36 million) at fixed rates between 5.5% and 6.5% expiring in 2010.

        The table below sets forth the amounts of the "interest-bearing" long-term liabilities totaling EUR 1,632 million maturing each year.

	State Loans	Bond	Other Loans	Finance Leases	Total
	(in EUR millions)
2003	72	0	13	12	97
2004	0	0	13	12	25
2005	0	0	12	13	25
2006	0	0	242	8	250
Thereafter	0	1,000	210	25	1,235

Total	72	1,000	490	70	1,632

        Not included in the above table are EUR 157 (2000: 118 million) of non-interest-bearing accrued liabilities.

Current Liabilities

(13)  Other current liabilities: EUR 1,731 million (2000: 2,422)

	At 31 December
	2001	2000
	(in EUR millions)
Short-term bank debt	411	956
Income tax payable	37	0
Taxes and social security contributions	181	160
Trade accounts payable	616	589
Current portion of long-term debts	137	175
Expenses to be paid	67	59
Dividend payable	114	109
Other liabilities	168	374

Total	1,731	2,422

        Included in short-term bank debt is a short-term loan of 220 million Australian dollars (EUR 127 million) at a fixed rate of 5.55% and expiring in 2002. This loan was classified as long-term in 2000.

        Other liabilities in 2000 have increased by EUR 244 million as a result of amounts transferred from provisions for reorganisation (see note 10).

        For details on hedging we refer to note 15 of our consolidated financial statements

(14) Accrued current liabilities: EUR 1,262 million (2000: 1,196)

        This includes amounts already received that will be credited to future financial statements and amounts, which are still to be paid that can be attributed to previous financial years.

	At 31 December
	2001	2000
	(in EUR millions)
Amounts received in advance	112	129
Amounts to be paid attributed to previous years	727	669
Vacation/vacation payments	191	180
Terminal dues	108	100
Other	124	118

Total	1,262	1,196

(15) Commitments not included in the Balance Sheet

        (No corresponding financial statement number)

	At 31 December
	2001	2000
	(in EUR millions)
Commitments relating to:
operating guarantees	8	151
financial guarantees	172	328
rent and lease contracts	1,245	835
capital expenditure	7	71
purchase commitments	75	38

        Of the total commitments not included in the balance sheet, EUR 339 million are of a short-term nature (2000: 474).

Operating Guarantees

        New service agreements with Post Offices now no longer include operating guarantees through which we previously undertook to process a minimum number of transactions with Post Offices. In 2000 the commitment guaranteed amounted to EUR 85 million.

Financial guarantees

        Total guarantees provided by our company amounted to EUR 172 million (2000: 328), of which EUR 49 million relate to guarantees issued by our company to Dutch banks. EUR 62 million (including accrued interest) relates to an obligation in 2010 to fund additional potential costs that relate to wage guarantees. The likelihood of these additional costs arising is considered remote.

        In an arrangement with an insurance company (see note 10), the company is obliged to immediately settle any annually determined shortfalls in respect of wage guarantees.

        In 2001 we had EUR 11 million of guarantees (2000 EUR 243 million) remaining in connection with the financing of aircraft through our 50% interest in Ansett Worldwide Aviation Services (AWAS), which was disposed of in 2000. The terms of disposal with the purchaser of our interest in AWAS, Morgan Stanley & Co (Delaware), allow us to counter claim from the purchaser any liability arising in respect of these guarantees.

Rent and lease contracts

        In 2001 operational lease expenses (including rental) amounted to EUR 518 million (2000: 390).

        Future operational lease payments on currently existing contracts are as follows:

Payable in the Year ending 31 December
(in EUR millions)
2002	269
2003	183
2004	153
2005	149
2006	97
Thereafter	394

Total	1,245

        These operating lease commitments relate to real estate (EUR 1,101 million), transport equipment (EUR 89 million) and computer equipment (EUR 55 million). In 2001 operational lease expenses (including rental) in the statements of income amounted to EUR 518 million (2000: 390).

Capital Expenditure

        Commitments in connection with capital expenditures relate to mail sorting computer software in the Netherlands (EUR 3 million) and a number of other small items (EUR 4 million).

Purchase Commitments

        The total of EUR 75 million purchase commitments includes EUR 72 million relating to Post Offices. These commitments consist of contracts for general and technical services. A portion of the commitments end within one year.

Legal proceedings

        Multigroup Distribution Services Pty Limited (Multigroup), an Australian freight transportation company, commenced legal proceedings on 21 July 1995 against TNT Australia Pty Limited, J. McPhee & Son (Australia) Pty Limited and two other companies (Ansett Australia Limited and Mayne Nickless Limited) as respondents, in the Federal Court of Australia. Multigroup is seeking damages and an account of profits. Whilst solicitors for Multigroup have provided a base estimate of damages in these proceedings, that estimate was expressly noted by Multigroup's solicitors as being provided in a draft form and not as a figure that would bind Multigroup. Furthermore, that estimate was said to be based, in part, on information provided under a strict confidentiality regime, pursuant to the terms of which we are unable to provide that information to any party not subject to the confidentiality regime. There has not been any formal quantification of damages by Multigroup in the proceedings. The proceedings involve allegations that the above-mentioned respondents took part in anti-competitive behaviour in breach of the Australian Trade Practices Act 1974 and committed associated torts. The respondents are defending these allegations, except for Ansett Australia Limited which is in administration.

        Pursuant to the Postal Act, we are required to maintain separate internal accounts for the cost and revenue for the Reserved Services as defined on the one hand and for the non-Reserved Mandatory Postal Services on the other. The purpose hereof is to prevent possible unjustified cross-subsidisation by a provider of a universal service, such as us. The system for allocating the revenue and costs requires the approval of OPTA, the Dutch independent post and telecommunications regulator, which was originally given in December 2000. As we disagreed with some of the conditions attached thereto we appealed with OPTA in the beginning of 2001. On 10 October 2001, OPTA again approved the system for allocating our revenue and costs. In its decision approving the system for allocating our revenue and costs, OPTA has imposed certain additional obligations on us. We dispute the authority of OPTA to impose such additional obligations as well as the obligations themselves. We have petitioned the District Court in Rotterdam to set aside the additional obligations imposed by OPTA whilst upholding the approval of our system for allocating the revenue and costs. A decision of the District Court is due within the first quarter of 2002 and is subject to appeal. If the additional obligations are upheld, they may have serious consequences for the organisation of our group and the postal distribution network maintained by it. In addition, the obligations may have serious implications for the pricing of the various services provided by us and impose substantial additional administrative strains on us.

        Further, we are involved in several legal proceedings relating to the normal conduct of our business. We do not expect any liability arising from any of these legal proceedings relating to the normal conduct of business to have a material effect on its results of operations, liquidity, capital resources or its financial position. We have provided for all probable liabilities deriving from the normal course of business.

Credit facilities

        At 31 December 2001, we had committed facilities with a number of domestic and international banks amounting to EUR 1,102 million and uncommitted facilities amounting to EUR 663 million. At 31 December 2001 EUR 418 million had been drawn on committed facilities.

Fair value of the net interest bearing debt

	At 31 December 2001		At 31 December 2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in EUR millions)
(a) Cash and cash equivalents	451	451	250	250
(b) Short-term interest bearing debt	411	411	956	956
(c) Long-term interest bearing debt	1,769	1,752	623	622

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

        We do not hold or issue financial instruments for trading purposes nor do we allow our subsidiaries to do so. The following table sets forth the nominal amounts from outstanding forward exchange transactions and their fair values at 31 December 2001. The fair value is the amount that would be paid or received were the contracts to be terminated on the balance sheet date without further obligations and is summarised below.

	At 31 December 2001		At 31 December 2000
	Nominal	Fair Value	Nominal	Fair Value
	(in EUR millions)
Total hedges long	510	(12)	364	(18)
Total hedges short	(518)	(2)	(59)	2

Net	(8)	(14)	305	(16)

        The above table includes, among others, the following transactions:

        In November 2001, we purchased commodity swap contacts for jet fuel and diesel. At 31 December 2001, we had contracts to purchase 90,000 tons of jet fuel at an average price of USD 207.4875 per ton and 20,288 tons of diesel at an average price of GBP 138.6125 per ton. At 31 December 2001 the fair value of these instruments was negligible.

        On 5 December 2001, we entered into a seven year, cross-currency interest rate swap, which created a $ 435 million short position against the Euro. This transaction provides a hedge against US Dollar denominated assets. At 31 December 2001, the fair value of this instrument was EUR 4 million negative.

(16) Net sales: EUR 10,979 million (2000: 9,810; 1999: 8,468)

	Year ended 31 December
Net sales by division
	2001	2000	1999*
	(in EUR millions)
Mail	3,810	3,620	3,579
Express	4,059	4,027	3,392
Logistics	3,110	2,163	1,497

Total net sales	10,979	9,810	8,468

*
Included in 1999 is a reclassification of EUR 4 million from Logistics to Express for improved comparison.

	Year ended 31 December
Net sales by geographic area
	2001	2000	1999
	(in EUR millions)
The Netherlands	3,711	3,593	3,463
Rest of Europe	5,370	4,626	3,856
Australia	474	572	504
Asia	335	313	241
North America	885	541	283
South America	142	109	85
Africa and Middle East	62	56	36

Total net sales	10,979	9,810	8,468

        The basis of allocation of net sales by geographic area is the country or region in which the entity recording the sales is located.

(17) Other operating revenues: EUR 239 million (2000: 126, 1999: 68)

        Other operating revenues include certain revenues from the disposal of non-core activities (EUR 26 million), proceeds from sale of property and equipment (EUR 111 million) and the rent of buildings and houses (EUR 102 million).

(18) Salaries and social security contributions: EUR 3,836 million (2000: 3,307, 1999: 2,974)

	Year ended 31 December
	2001	2000	1999
	(in EUR millions)
Salaries	3,257	2,793	2,478
Pension contributions	37	25	242
Social security contributions	542	412	364

Total	3,836	3,230	3,084

        The charge in respect of pension contributions for the year ended 31 December 2000 has been restated for comparative purposes to reflect the impact of the changes in accounting principles, the effect being to reduce the charge by EUR 77 million from the previously reported amount, EUR 102 million.

	At 31 December
Number of employees
	2001	2000	1999
TNT Post Group	138,563	129,675	116,523
of which in the Netherlands	68,306	66,039	64,404

        At the end of 2001, 8,516 people (2000: 7,920) were employed by proportionately consolidated affiliated companies, of whom 6,227 were on the payroll of Dutch companies, primarily Postkantoren B.V. and Geldnet B.V., and 2,289 were on the payroll of companies outside the Netherlands.

Remuneration of Members of the Supervisory Board and the Board of Management

        In 2001, the remuneration of the current members of the Supervisory Board, excluding VAT, amounted to EUR 331,827 (2000: 301,864). During 2001, from January to April, the Board consisted of 6 members. This was reduced to 5 for the period May to September following the retirement of one member and further reduced to 4 for November to December following the resignation of another member. In 2001, the remuneration including pension and social security contributions of the current and the former members of the Board of Management amounted to EUR 11,187,884 (2000: EUR 8,986,529). Included is EUR 5,005,460 (2000: EUR 408,402) with respect of former members of the Board of Management. The remuneration of the individual members of the Board of Management is set out in the table below:

Compensation & Benefits Board of Management	Base salary	Bonus	Other payments	Total employer contribution Pension schemes		Total
	(amounts in EUR)
Peter Bakker	615,535	623,585	31,980	244,539		1,515,639
Harry Koorstra	363,818	272,370	30,791	52,069		719,048
Alan Jones	765,429	765,429	263,828	188,725		1,983,411
Roberto Rossi	526,670	503,878	78,636	855,142	*	1,964,326

Total current Board of Management	2,271,452	2,165,262	405,235	1,340,475		6,182,424

Ad Scheepbouwer	760,646	824,219	49,931	2,144,751	**	3,779,547
Carel Paauwe	189,077	453,780	33,176	142,487		818,520
Bert van Doorn	147,479	204,201	23,948	31,765		407,393

Total former Board Members	1,097,202	1,482,200	107,055	2,319,003		5,005,460

Total Board of Management	3,368,654	3,647,462	512,290	3,659,478		11,187,884

*
Payment due to contracted back service pension obligations.
**
Includes funding to meet contractual pension obligations.

(19) Depreciation, amortisation and impairments: EUR 437 million (2000: 343; 1999: 247)

	Year ended 31 December
	2001	2000	1999
	(in EUR millions)
Goodwill	139	98	68
Property, plant and equipment	298	245	179

Total	437	343	247

        Depreciation and impairments of property, plant and equipment are detailed as follows:

	Year ended 31 December
	2001	2000	1999
	(in EUR millions)
By classification:
Land and buildings	50	42	25
Plant and equipment	107	87	67
Other property, plant and equipment	141	116	87

Total	298	245	179
By cause:
Regular depreciation	298	240	188
Impairments and restoration of previously recognised impairments	0	5	(9)

Total	298	245	179

        In 2001, the allocation of the consolidated amount of depreciation, and impairments to the divisions mail, express and logistics was EUR 99 million, EUR 121 million and EUR 78 million, respectively (2000: 87, 109 and 49).

(20) Other operating expenses: EUR 821 million (2000: 979; 1999: 1,045)

        Other operating expenses for 2000 have been restated for comparative purposes to reflect the impact of the change in accounting principles in respect of reorganisation provisions. The net impact of these changes has been to increase other operating expenses to EUR 979 million (1999: 1,045) compared to EUR 803 million (1999: 844) as reported in the 2000 annual report. Included in other operating expenses is EUR 30 million relating to writedowns in our Australian business.

(21) Interest and similar expenses: EUR 119 million (2000: 84; 1999: 45)

	Year ended 31 December
	2001	2000	1999
	(in EUR millions)
Interest on long-term liabilities	32	16	15
Interest added to provisions	1	7	0
Interest on short-term liabilities	77	49	20
Other financial expenses	9	12	10

Total	119	84	45

        Interest and similar expenses for 2000 have been adjusted for comparative purposes to reflect the impact of the change in accounting principles in respect of pensions. The net impact of this change has been to decrease interest added to provisions to EUR 7 million compared to EUR 25 million as reported in the 2000 annual report.

        Other financial expenses comprise hedge costs of EUR 4 million (2000:10) and foreign exchange losses of EUR 5 million (2000: 2).

(22) Income taxes: EUR 335 million (2000: 282; 1999: 163)

        Income taxes in the statements of income of 2001 amount to EUR 335 million (2000: 282), or 36.3% (2000: 37.1%) of income before income taxes. EUR 48 million of our total income taxes relates to tax authorities outside the Netherlands (2000: 47). Profit before tax amounted to EUR 799 million earned in the Netherlands and EUR 125 million outside of the Netherlands. The 2000 income tax charge has been reduced by EUR 28 million to reflect the impact of the changes in accounting principles (refer page F8 of the notes to the Consolidated Financial Statements).

	Year ended 31 December
	2001	2000	1999
	(in percentages)
Dutch statutory income tax rate	35.0	35.0	35.0
Adjustment re effective income tax rate other countries	0.5	0.7	0.8
Permanent differences:
Non and partly deductible costs	0.7	0.6	0.5
Depreciation of goodwill	3.3	3.3	3.5
Other	(3.2)	(2.8)	(1.4)
Changes in accounting principles	0	0.3	2.5

Effective income tax rate	36.3	37.1	40.9

        Income taxes differ from the amount calculated by multiplying the Dutch income tax rate with the income before income taxes. In 2001, the effective tax rate was 36.3% (2000: 37.1%, 1999: 40.9%) or 1.3% (2000: 2.1%, 1999: 5.9%) higher than the statutory tax rate in the Netherlands (35%). The difference between the effective income tax rate and the statutory rate is due to permanent differences such as non-deductible amortisation of goodwill, non- and partly-deductible costs and different income tax rates in other countries.

        Income tax expense consists of the following:

	Year ended 31 December
	2001	2000	1999
	(in EUR millions)
Current tax expense	331	230	203
Changes in deferred taxes (excl. acquisitions) and foreign exchange rate effects	4	52	(40)

Total income taxes	335	282	163

        In the year 2001, the current tax expense amounted to EUR 331 million (2000: 230, 1999. 203). The difference between the income taxes in the statements of income and the current tax expense is due to timing differences. These differences are recognised as deferred tax assets or deferred tax liabilities. The deferred tax assets mainly relate to deferred claims on tax authorities.

        The following table shows the changes in deferred tax assets in 2001 and includes the impact of the changes in accounting principles described on page F-8.

Total
(in EUR millions)
Deferred tax assets at 31 December 2000	241
Changes in accounting principles	135

Deferred tax assets at 31 December 2000	376
Changes	21
(De)consolidations/foreign exchange effects	1

Deferred tax assets at 31 December 2001	398

        Deferred tax assets consist of the following differences:

	At 31 December
	2001	2000
	(in EUR millions)
Differences between valuation for book and tax purposes of:
Pensions and provisions	209	147
Property, plant and equipment	21	15
Other	168	79

Total deferred tax assets	398	241
Changes in accounting principles	0	135

Total deferred tax assets (restated)	398	376

        At 31 December 2001, deferred tax assets have been included under financial fixed assets for EUR 362 million (2000: 345) and under accounts receivable for EUR 36 million (2000: 31)

        The total accumulated losses that are available for carry forward at year-end 2001 amounted to EUR 762 million (2000: 600). With these losses carried forward, future tax benefits of EUR 256 million could be recognised (2000: 207). Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. A deferred tax asset will be taken into account if it is more likely than not that the losses will be utilised. We have not recognised EUR 159 million (2000: 150) of these potential future tax benefits. This is mainly due to the fact that utilisation of these losses against future taxable income considered to be less likely, for example as a result of the expiry of tax losses carried forward and legislative changes. As a result of that we recorded deferred tax assets of EUR 97 million (2000: 57 million).

        The expiration of total accumulated losses is presented in the table below:

Expiration of losses carry forward

(in EUR millions)
2002	21
2003	38
2004	39
2005	51
2006 and thereafter	294
Indefinite	319

Total	762

        The following table shows the changes in deferred tax liabilities in 2001 and includes the impact of the changes in accounting policies described on page F-8.

Total
(in EUR millions)
Deferred tax liabilities at 31 December 2000	178
Changes in accounting principles	(62)
Deferred tax liabilities at 31 December 2000 (restated)	116
Changes	24
(De)consolidations / foreign exchange effects	7

Deferred tax liabilities at 31 December 2001	147

        Of the total deferred tax liabilities EUR 3 million is of a short-term nature (2000: 14).

        Deferred tax liabilities consist of the following differences:

	At 31 December
	2001	2000
	(in EUR millions)
Differences between valuation for book value and tax purposes of:
Provisions	2	6
Aircraft leases and other	145	110

Total deferred tax liabilities	147	116

Current value method

        Historical cost was used for valuation purposes and to determine the results in the consolidated balance sheets and the consolidated statements of income. The differences in capital and income would be negligible if valuation and determination of income were based on current value.

Notes to the Consolidated Cash Flow Statements

(23) Net cash provided by operating activities: EUR 773 million (2000: 572; 1999: 446)

        Net cash provided by operating activities in 2001 totalled EUR 773 million, of which EUR 585 million was generated from net income. The increase in working capital of EUR 72 million had a negative impact on cash flow. Furthermore, settlement of wage guarantees (EUR 181 million) negatively affected cash flow. Income tax paid in the year amounted to EUR 303 million (2000: 253) and interest paid amounted to EUR 108 million (2000: 62).

        Increased accounts receivable and other current assets utilised total additional cash of EUR 188 million, mainly related to other accounts receivable and prepayments and accrued income. The trade accounts receivable movement of EUR 114 million included EUR 96 million for acquisition and disposed subsidiary effects.

        Current liabilities increased the cash flow by EUR 88 million. Trade accounts payable increased by EUR 27 million, consisting of a decrease of EUR 26 million and an increase related to new acquisitions of EUR 53 million. The increase of the other current liabilities of EUR 169 million included EUR 55 million for acquisition and disposed subsidiary effects and foreign exchange effects.

(24) Net cash used in investing activities: EUR (698) million (2000: (1,242); 1999: (735))

        In 2001, net cash used in investing activities related primarily to acquisitions and to capital expenditures.

        In 2001, we acquired several group companies, mainly in logistics and mail, for a total amount of EUR 229 million. The acquisitions include Advanced Logistics Services SpA in Italy, Lason UK Ltd and Circular Distributors Ltd in the United Kingdom and several other smaller companies.

        In 2001, capital expenditures on property, plant and equipment amounted to EUR 481 million. Of this amount, EUR 137 million related to Mail, EUR 192 million to Express and EUR 152 million to Logistics. In Mail, capital expenditures mainly related to enlarged buildings and equipment for the sorting centres, new buildings with standardised construction and expenditures in Post Offices. In Express, capital expenditures included investments in depots and hubs, fleet replacements, aircraft spare parts and Airbus aircraft. In Logistics the majority of capital expenditures related to acquisitions and equipment dedicated to the operation of contracts.

(25) Net cash used in financing activities: EUR 125 million (2000: 592; 1999: 129)

        Changes in equity resulted in a cash outflow of EUR 184 million. This amount includes the final cash dividend for 2000 amounting to EUR 79 million, a cash interim dividend for 2001 of EUR 67 million and a cash outflow related to a share buy-back program to cover outstanding option plans of EUR 33 million.

        In 2001, new long-term liabilities, net of repayments, resulted in a cash inflow of EUR 1,182 million.

        The acquired long-term liabilities totaling EUR 1,247 million relate to the EUR 1 billion Eurobond issued in December 2001, a EUR 231 million, Canadian dollar denominated, syndicated facility and other loans (EUR 16 million).

        Repayments of long-term liabilities totaling EUR 65 million relate to finance leases (EUR 12 million), other loans (EUR 18 million) and non-interest-bearing liabilities (EUR 35 million).

        In 2001 changes in short-term financing resulted in a cash outflow of EUR 873 million.

        Short-term financing decreased by EUR 860 million due to the repayment of a bridge finance facility used to finance the acquisition of CTI Logistx Inc in 2000 (EUR 699 million) and other corporate financing facilities.

(26)  Pro Rata Consolidation

        (No corresponding financial statement number)

        We account for joint ventures in which we and another party have equal control according to the pro rata consolidation method. Key information regarding the joint ventures is set forth below:

	Year ended and at 31 December
	2001	2000	1999
	(in EUR millions)
Total fixed assets	95	104	104
Total current assets	125	102	61
Group equity	78	73	60
Provisions	35	35	37
Long-term liabilities	11	9	9
Current liabilities	96	89	59
Net sales	417	349	261
Operating income	7	7	11
Net income	5	3	4
Net cash provided by operating activities	19	50	11
Net cash used in investing activities	(17)	(20)	(16)
Net cash used in financing activities	1	(1)	8
Changes in cash and cash equivalents	3	29	3

(27)  Relationship with the State of the Netherlands

        (No corresponding financial statement number)

The State as shareholder

        During March 2001, the Dutch State announced that it sold a total of 40,250,000 of our ordinary shares, thus reducing its ownership interest in our outstanding ordinary shares from 43.3% to 34.9% (due to the payment of stock dividend in May 2001, this ownership diluted further to 34.8%). At such time, the State also announced its intention to reduce its involvement with us while continuing to safeguard the public interest in the postal concession.

        We and the State agreed in March 2001 to certain amendments to the agreements which govern our relationship in March 2001. These amendments require the approval of the Dutch Parliament, which has not acted on the amendments. Pursuant to this amended agreement the Minister of Transport would no longer have an option to acquire our preference shares A. This agreement will not be fully implemented until we have amended our articles of association and terminated the option to acquire our preference shares A. Until the amendments to our articles are implemented, the special control rights which the State has under our articles of association will remain in place.

Special Share

        The State holds a special share, which gives it the right to approve decisions that lead to fundamental changes in our group structure. The State has committed itself to exercising the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system and also to protect its financial interest as a shareholder. The State may not exercise its special share to protect us from unwanted shareholder influence. The State may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board. Ownership of the special share gives the State the right to approve certain actions, including

  •
  issuing shares in our capital;

  •
  restrictions on or exclusions of the pre-emptive rights of holders of our ordinary shares;

  •
  mergers, demergers and dissolutions with respect to us and Koninklijke PTT Post B.V.;

  •
  certain capital expenditures;

  •
  certain dividends and distributions; and

  •
  certain amendments to our articles of association and the articles of association of Koninklijke PTT Post B.V., including any amendment to the articles of association with respect to (i) a modification of the objects clause that relates to performance of the concession obligations, (ii) the creation of new classes of shares, profit sharing certificates or other securities entitling the holder thereof to the earnings and/or shareholders' equity of the company, (iii) the cancellation of the special share, (iv) the cancellation of the preference shares A and preference shares B, (v) the transfer of the special share, (vi) the determination of the number of members of the Supervisory Board, (vii) the appointment of three members of the Supervisory Board by the Minister of Transport, Public Works and Water Management and (viii) the amendment of the rights attached to the special share.

        As part of its intention to reduce its involvement in our affairs, the State is considering the possibility of limiting the applicability of rights attached to the special share to apply only to our subsidiary for postal activities.

Option to Acquire Preference Shares A

        At the time of the demerger we granted the State an option to acquire our preference shares A, par value EUR 0.48, which have the same voting rights as our ordinary shares. This option may be exercised during or after an increase in our share capital in order to preserve the State's voting rights at a minimum of one-third of our voting capital, and in certain circumstances to increase its voting rights to 51.0% of our voting capital. Under our articles of association, 589,999,999 preference shares A are authorized for issuance. The option strike price is the nominal value of EUR 0.48 per preference share A, although upon exercise only EUR 0.12 per preference share A is required to be paid. The additional EUR 0.36 per preference share A would not be required to be paid by the State until a call for payment was made by us by resolution of the Board of Management. This resolution would be subject to approval of both the Supervisory Board and the State as holder of the special share. Beginning one year after the date of issue of any preference shares A to the State, the State would have the right to demand that we propose to our general meeting of shareholders that such preference shares A be cancelled, and the paid up amount be returned to the State. If the general meeting of shareholders approved the return of the paid up capital, the State would then be required to lend the required amounts to us. If the State were to make such a demand after two years from the date of issue of the preference shares A, the State would not be required to loan the required amounts to us.

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

        The issuance of preference shares A does not preclude the issuance of preference shares B, which may represent greater voting rights than preference shares A. As described above we and the State agreed that the State will give up its option right to acquire our preference shares A.

Long-term Equity Interest and Option to Purchase Preference Shares A

        In March 2001 the State expressed its intent to reduce overtime its shareholding in us to 10% of the outstanding ordinary shares.

        The State has been granted an option to subscribe for preference shares A during or after an increase in the share capital of our company in order to preserve voting rights equal to a minimum of one-third of our voting capital. The State has been granted this option in order to allow it to maintain one-third of the voting rights without having to restrict our ability to issue ordinary shares. As indicated above, the State has advised us that it will commit itself to exercise this option only to safeguard the general interest and not solely to protect us from, or with the additional purpose of protecting us from shareholder influence unwanted by us. The State has agreed to give up this option right.

The State as Creditor

        We have received two long-term loans from the State. At December 31, 2001, EUR 41 million of a 6.37% senior loan and EUR 31 million of a 6.72% subordinated loan were outstanding. See note 11 to our consolidated financial statements.

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

(28)  Segment Information

        (No corresponding financial statement number)

        We report our operations in three primary segments: Mail division, Express division and Logistics division. The Mail division provides services for collecting, sorting, transporting and distributing domestic and international mail. The Express division provides demand door-to-door express delivery services for customers sending documents, parcels and freight. The Logistics division provides supply chain management services. The segments have been determined based primarily on how management views and evaluates our operations. The operating information for the segments identified are as follows:

	Mail	Express	Logistics	Non- allocated	Inter- company	Total
	(amounts in EUR millions)
1999
Net sales	3,579	3,392	1,497			8,468
Inter-company sales	18	138	10		(166)	0
Other operating revenues	54	8	15	(9)		68
Total operating revenues	3,651	3,538	1,522	(9)	(166)	8,536
Depreciation and impairments	63	92	24			179
Operating income segments(1)	447	17	52			516
Amortisation of goodwill	14	47	7			68
Total operating income	433	(30)	45	(25)		423
Net income						231
Goodwill paid in 1999	9	430	130			569
Intangible fixed assets	118	1,504	351			1,973
Capital expenditure on Property, plant and equipment	112	190	61			363
Property plant and equipment	775	797	146			1,718
Investments in affiliated companies	20	(4)	4	127		147
Accounts receivable	362	918	360			1,640
Total assets(2)	1,614	3,509	1,099			6,222
Total liabilities	669	1,206	517	424		2,816
Numbers of employees	60,285	39,344	16,894			116,523

(1)
Excluding amortisation of goodwill and non-allocated items.

(2)
Identifiable assets used jointly for the segments have been allocated based on an estimated usage.

	Mail	Express	Logistics	Non- allocated	Inter- company	Total
	(amounts in EUR millions)
2000
Net sales	3,620	4,027	2,163			9,810
Inter-company sales	16	99	3		(118)	0
Other operating revenues	70	19	13	24		126

Total operating revenues	3,706	4,145	2,179	24	(118)	9,936
Depreciation and impairments	87	109	49			245
Operating income segments(1)	713	156	110			979
Amortisation of goodwill	24	55	19			98
Total operating income	689	101	91	(60)		821
Net income						473
Goodwill paid in 2000	37	32	852			921
Intangible fixed assets	130	1,449	1,174			2,753
Capital expenditure on Property, plant and equipment	109	208	75			392
Property, plant and equipment	857	828	315			2,000
Investments in affiliated companies	15			9		24
Accounts receivable	357	931	592			1,880
Total assets(2)	1,805	3,445	2,346			7,596
Total liabilities	1,034	1,304	695	1,162		4,195
Number of employees	63,255	39,260	27,160			129,675
2001
Net sales	3,810	4,059	3,110			10,979
Inter-company sales	12	41	4		(57)	0
Other operating revenues	74	39	11	115		239

Total operating revenues	3,896	4,139	3,125	115	(57)	11,218
Depreciation and impairments	99	121	78			298
Operating income segments(1)	781	167	180			1,128
Amortisation of goodwill	19	57	63			139
Total operating income	762	110	117	28		1,017
Net income						585
Goodwill paid in 2001	103	9	115			227
Intangible fixed assets	212	1,354	1,241			2,807
Capital expenditure on Property, plant and equipment	137	192	152			481
Property plant and equipment	865	904	388			2,157
Investments in affiliated companies	48		40	32		120
Accounts receivable	506	772	796			2,074
Total assets(2)	2,342	3,365	2,747			8,454
Total liabilities	1,480	991	1,246	1,065		4,782
Numbers of employees	68,081	40,468	30,014			138,563

(1)
Excluding amortisation of goodwill and non-allocated items.

(2)
Identifiable assets used jointly for the segments have been allocated based on an estimated usage.

        Until the end of 1996, substantially all of our property, plant and equipment was located in the Netherlands. After the acquisition of TNT in December 1996, the amount and geographic distribution of assets of our company increased substantially. Property, plant and equipment of our company at December 31, 2001 was located as follows:

Location of total consolidated assets at 31 December 2001

	Intangibles	Property, plant and equipment	Financial fixed assets	Current assets	Total Assets
	(in EUR millions)
Netherlands	67	882	414	1,094	2,457
Rest of Europe	2,048	1,051	161	1,352	4,612
Australia	23	104	22	73	222
Asia	2	36	11	136	185
North America	667	68	12	143	890
South America	0	13	2	48	63
Africa and Middle East	0	3	1	21	25

Total	2,807	2,157	623	2,867	8,454

Non-allocated operating income

	Year ended 31 December
	2001	2000	1999
	(in EUR millions)
Non-core disposals	26	15	0
Exceptional real estate gain	78	0	0
Business initiatives	(30)	(16)	0
Write-downs	(30)	(43)	0
Other costs	(16)	(16)	(25)

Total	28	(60)	(25)

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

Employment schemes and group reorganisation

        Until the financial year 2000 we had reconciling items between Dutch GAAP and US GAAP. These are listed below.

        Under Dutch GAAP, restructuring provisions are required to be made in relation to anticipated costs of planned reorganisations based on our management's decision to restructure parts of the organisation. There are no specific requirements as to the nature of items included in restructuring provisions. Under US GAAP, specific criteria relating to timing and nature must be met in order to recognise a liability and expense for costs associated with a restructuring.

        Under Dutch GAAP, we have recognised a provision for benefits offered to employees who elect to leave our company (post-employment benefit costs). Under US GAAP, we are required to recognise a liability for the contractual portion of these benefits in accordance with SFAS No. 112 "Employers' Accounting for Post-employment Benefits". The remaining costs are required to be recognised as an expense in the period in which the employee accepts the offer.

        Under Dutch GAAP, we have recognised a provision for redundant employee costs. Under US GAAP, we are required to recognise the portion of the provision that relates to employees that will not render future service to our company. The remaining costs are required to be recognised as an expense in the period in which the employee renders the service.

        Under Dutch GAAP, we have recognised a liability for future wage guarantees. Under US GAAP, we are required to recognise these costs in the period in which the service is rendered.

        In 2001 we changed our accounting principles related to employment schemes and group reorganisation. Therefore the above listed differences between Dutch GAAP and US GAAP no longer exist. Under Dutch GAAP, we have recognised a liability for future wage guarantees. This liability did not qualify as liability under US GAAP. This difference resulted in a reconciliation to US GAAP shareholders' equity. It has been the intention to transfer the liability for future wage guarantees to a third party. In 2001 we transferred the liability as per 1 January 2001 to an insurance company after approval of the Labour Unions and Works Council. This resulted in a reconciliation to US GAAP shareholders' equity as, unlike Dutch GAAP where the obligation for future wage guarantees has been settled in full in December 2001, under US GAAP the obligation is not considered to be fully discharged. Therefore, we are required to recognise this payment as a deposit asset, which will be charged to our statement of income based on the consideration paid by the insurance company. This resulted in a reconciliation to US GAAP shareholders' equity.

Pension Costs

        Until the financial year 2000 we had reconciling items between Dutch GAAP and US GAAP. These are explained below.

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

        Our subsidiary TNT participates outside the Netherlands in more than 30 pension plans. Most of the plans offer TNT no opportunity to participate in the administration of the plans and are defined contribution plans. Actuarial reviews are conducted annually of the major defined benefit plans. We contribute to these two plans in accordance with actuarial recommendations. Our contributions to the defined benefit plans are expensed as made and the surplus assets of the plans are not reflected in our consolidated balance sheet.

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

        We adopted SFAS No. 87 "Employers accounting for pensions" for US GAAP purposes as of 1 January 1989. The expense for the significant defined benefit plans of our company is determined on the concepts of defined benefit plan accounting.

        In 2001 we changed our accounting principles for pensions. We adopted SFAS no. 87 "Employers' accounting for pensions" also under Dutch GAAP purposes. Therefore the differences between Dutch GAAP and US GAAP in respect of accounting for pensions no longer exist.

Goodwill

        The amount of goodwill arising from the acquisitions of TNT and GD Express Worldwide N.V. under US GAAP differs from the goodwill under Dutch GAAP due to differences in the fair values. Higher goodwill under Dutch GAAP was recognised in 1999 when we acquired Jet Services, Nuova Tecno SpA ("Tecnologistica") and the Ansett Air Freight business due to reorganisation provisions. In 2000 EUR 43 million lower goodwill was recognised due to an update of these provisions.

        At 31 December 2001, goodwill as determined under US GAAP is EUR 63 million lower (2000: 66) than under Dutch GAAP. The difference is amortised over up to 40 years.

Other Differences

        Under Dutch GAAP, dividends are accrued against equity at the moment at which the dividend payable is decided upon. Under US GAAP, dividends are accrued against equity at the moment at which they are paid to the shareholders. This difference results in a reconciliation to US GAAP shareholders equity.

        Under Dutch GAAP, restoration of previously recognised impairments is required when the reason for the impairment is no longer valid. Under US GAAP, restoration of previously recognised impairments is prohibited.

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

        Under Dutch GAAP, investments in joint ventures may be proportionately consolidated. In general, the proportionate consolidation method is prohibited under US GAAP. However, as allowed under the United States Securities and Exchange Commission's (SEC) rules applicable to Form 20-F, no adjustment has been made for this difference as the joint ventures, in which we hold an investment are operating entities for which we have joint control over the financial operating policies with all other parties holding an interest in the respective joint venture.

        We prepare our statement of cash flows in accordance with Dutch GAAP, which is consistent with International Accounting Standards. As allowed under the SEC's rules applicable to Form 20-F, no adjustment has been made for this difference.

        Under Dutch GAAP, all provisions are classified as long-term liabilities. US GAAP requires that the amount due within the next year be classified as current liabilities. This difference would increase current liabilities by approximately EUR 185 million at 31 December 2001 (2000: 275).

        Expenditures for intangible assets such as certain software (not including system software) are expensed as incurred under Dutch GAAP. Under US GAAP, the cost of purchased software used in the business and costs associated with placing the asset in service to meet its intended use are capitalised.

        Until 1998 self-insurance accruals were provided under Dutch GAAP with amounts derived from the insurance premium that would have been paid had the risk been insured. Under US GAAP, accruals that can be reasonably estimated are only recorded when and to the extent it is probable that a loss has been incurred at the balance sheet date.

        No goodwill arose on investments accounted for by the net asset value method (equity method) in 2001 (2000: 0). Under Dutch GAAP, this is shown separately on the balance sheet. Under US GAAP, this goodwill would be classified as an equity investment. This difference does not result in a reconciliation to US GAAP net income.

        Under Dutch GAAP, non-core investments held for resale are carried at historical cost or lower net realisable value. Under US GAAP, one of these investments is accounted for using the equity method. Prior years have been restated in the reconciliation.

        Cash flow hedges and changes in the fair value of the effective portion of derivative instruments are recognised in other comprehensive income. We currently defer changes in the fair value in other assets or other liabilities.

Net Income and Shareholders' Equity Reconciliation Statements

        The following statements summarize the principal adjustments, gross of their tax effects, which reconcile net income and total shareholders' equity under Dutch GAAP to the amounts that would have been reported had US GAAP been applied:

Net income

	Year ended 31 December
	2001	2000	1999
	(in EUR millions, except per share data)
Net income under Dutch GAAP restated	585	473	231
Adjustments for:
Employment schemes and group reorganisation	(80)	0	0
Pension costs	0	0	0
Goodwill amortisation	3	2	2
Restoration of previously recognized impairments	0	0	(15)
Depreciation on restoration of previously recognised impairments	4	4	1
Capitalized software	0	13	23
Depreciation of capitalised software	(12)	(10)	(4)
Self-insurance	0	(3)	(6)
Non-core investments	0	(106)	18
Tax effect of adjustments(1)	(16)	35	(1)

Net income under US GAAP	484	408	249

Net income (in euros) per ordinary share and per ADS under US GAAP(2)	1.02	0.86	0.52
Net income (in euros) per diluted ordinary share and per ADS under US GAAP(3)	1.02	0.86	0.52
Net income adjusted for goodwill amortisation (in euros) per diluted ordinary share and per ADS under US GAAP(3)	1.31	1.06	0.66

(1)
Includes one-off tax adjustment of EUR 47 million in 2001, related to prior year items, which we previously considered to be tax deductible. These are now considered not to be tax deductible following a review of our current tax position.

(2)
Based on the average amount of 475,008,754 ordinary shares, including ADSs (2000: 477,146,660 and 1999: 476,612,498).

(3)
Based on the average amount of 475,084,174 ordinary shares, including ADSs (2000: 477,311,585 and 1999: 476,748,143).

Shareholders' equity

	At 31 December
	2001	2000
	(in EUR millions)
Shareholders' equity under Dutch GAAP restated	2,486	2,082
Adjustments for:
Employment schemes and group reorganisation	164	244
Dividend	114	109
Pension liability	0	0
Goodwill	(63)	(66)
Restoration of previously recognised impairments, net of depreciation	(15)	(19)
Self-insurance	0	11
Capitalised software	10	22
Non-core investments and other	0	(9)
Deferred taxes on adjustments	(56)	(42)

Shareholders' equity under US GAAP	2,640	2,332
(in EUR millions)
Shareholders' equity under US GAAP at 31 December 1998	1,994
Net income 1999 under US GAAP	249
Final dividend 1998 and interim dividend 1999	(127)
Translation adjustment	18
Foreign exchange rates effects non-core investments	31

Shareholders' equity under US GAAP at 31 December 1999(*)	2,165
Net income 2000 under US GAAP	408
Final dividend 1999 and interim dividend 2000	(129)
Translation adjustment	(12)
Repurchase of company shares	(100)

Shareholders' equity under US GAAP at 31 December 2000	2,332
Net income 2001 under US GAAP	484
Final dividend 2000 and interim dividend 2001	(146)
Translation adjustment	3
Repurchase of company shares	(33)

Shareholders' equity under US GAAP at 31 December 2001	2,640

(*)
US GAAP equity on 31 December 1999 differs EUR 61 million from equity as published in the 1999 annual report. This is due to a recalculation of the foreign exchange rate effect of non-core investments in 1999 which is EUR 61 million less than published in 1999.

Comprehensive income under US GAAP

	Year ended 31 December
	2001	2000
Net income under US GAAP	484	408
Foreign exchange effects	3	(12)

Comprehensive income under US GAAP	487	396

Newly Issued Statements of Financial Accounting Standards

        The Financial Accounting Standards Board in the United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, will affect our consolidated financial statements for US GAAP reporting.

        In June 2001 the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting No. 141, "Business Combinations" (SFAS 141) and No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires all business combinations to be accounted for by the purchase method and intangible assets be recognised as assets apart from goodwill. SFAS 142 addresses financial accounting for goodwill and other intangible assets subsequent to their acquisition and requires that goodwill and other intangible assets that have indefinite useful lives will not be amortised but tested annually for impairment. Intangible assets with finite lives will continue to be amortised over their useful lives.

        The standards will become effective for TPG as of 1 January 2002, except for goodwill and other intangible assets that have been acquired after 30 June 2001, which were subject immediately to the non-amortisation provisions of these Statements.

        We completed its transitional impairment testing of goodwill for each of its reporting units as required by SFAS 142 and determined that no goodwill impairment losses are needed. An update of this test will be performed during the course of 2002. We also determined that no reclassifications between goodwill and intangibles assets will be required based upon the guidance in SFAS 142.

        Upon adoption as of 1 January 2002, TPG will stop amortising goodwill under US GAAP. Based on the current levels of goodwill, annual amortisation expense would be reduced by approximately EUR 143 million.

        In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortised to expense over the life of the asset. SFAS 143 will become effective for TPG on 1 January 2003. The adoption of SFAS 143 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

        In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. SFAS 144 became effective for TPG on 1 January 2002. The adoption of SFAS 144 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

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

(30) Pension scheme information

        (No corresponding financial statement number)

        We have three retirement plans applicable to most Dutch employees. Two retirement plans are pension plans and the other plan is a so-called early retirement arrangement. The liabilities concerning the employees of the former companies TNT and GD Express Worldwide N.V. outside the Netherlands are separately covered by private insurers and foreign pension funds in which TNT participates.

        The main company pension plan, which is externally funded in "Stichting Pensioenfonds TPG", covers the employees who are subject to our collective labour agreement. The majority of all Dutch employees is subject to our collective labor agreement. This pension plan and the corresponding early retirement plan have merged into a renewed pension plan as per 1 January 2001. This new pension plan meets new pension regulations.

        All employees participate in this plan and are eligible for a retirement pension at the age of 62. Old age pension benefits are accrued on an annual basis of 2.25% of the pensionable salary. At age 62 part of the old age pension can be transferred into spouses' pension. Furthermore, a temporary old age pension of 2% of the deductible is accrued to cover the three years before state pension commences.

        A transitional plan exists for employees in service at 31 December 2000 and who were 35 years or older at that date. For these employees the company guarantees a benefit of at least 70% of the last qualifying salary from age 62 to 65. Employees who are 42 years or older at 31 December 2000 are also entitled to an additional transitional plan. These employees will retire at age 65 and are entitled to an early retirement benefit of 80% of the qualifying salary. Furthermore, if the employee served 25 years or more on 1 April 1996 early retirement starts at age 61 or after 40 years of service instead of at age 62.

        In the renewed pension plan only the employer contributes to the fund. This level contribution is based upon actuarial recommendations.

        Our second company pension plan is externally funded in "Stichting Ondernemingspensioenfonds TPG". It covers all employees of 25 years and older with an individual employment contract (not subject to the collective labor agreement). The pension plan is a defined benefit final pay plan with an accrual of 1.75% of final pensionable salary per year of service with pensionable age 60 or 62 depending on the individual contract. At age 62 or 60 part of the old age pension can be transferred into spouses' pension. Furthermore, a temporary old age pension of 1.75% of the deductible is accrued to cover the three or five years before state pension commences. A transitional plan exists for employees in service at 31 December 2000 to guarantee a level of early retirement benefit of at least 60% of the final qualifying salary.

        Both pension funds run an actively managed investment portfolio. During 2001, the weight of fixed income investments decreased to 33.8%, the weight of equity investments decreased to 56%, the weight of real estate investments (including international) went up to 10.3% and the cash and cash equivalents position decreased to -0.1%.

        At the end of the year the strategic weight of equity and real estate remained at 65% (2000: 65%), with a tactical spread of -10 and +5.

        Our company, through TNT, participates in more than 30 foreign superannuating (pension) plans. The majority of these plans are of the defined contribution type; no additional liability arises for the company with respect to these plans.

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

Disclosure on Pensions

        The Projected Unit Credit Method was used to determine the Projected Benefit Obligation (PBO) and the Current Unit Credit Method was used to determine the Accumulated Benefit Obligation (ABO).

        The assets of the pension funds are stated at market value. The discount rate was assumed to be 5.50% as per 31 December 2001 (2000: 6.25%) for our pension schemes. The assumed long-term rate of return on plan assets was assumed to be 9.5% (2000: 9.5%) for our pension fund. Also assumed was a salary increase of 2.75% (2000: 2.75%) per annum.

        Information required to be disclosed with respect to the funded status of our main pension schemes at 31 December 2001 and 2000 and with respect to the net periodic pension costs for 2001, 2000 and 1999 are given in the table below.

Disclosures

	2001	2000	1999
	(in EUR millions)
Changes in benefit obligations during
Beginning	(3,271)	(3,668)	(4,442)
Service costs	(116)	(103)	(152)
Interest costs	(209)	(207)	(206)
Plan participants contribution	(2)	(22)	(15)
Amendments	0	366	0
Actuarial gain/loss	212	286	1,071
Benefits paid	88	77	76

Ending	(3,298)	(3,271)	(3,668)
Change in plan assets during
Beginning	3,283	3,334	2,705
Return on plan assets	(202)	(41)	602
Employer contribution	98	44	88
Plan participants contribution	2	22	15
Benefits paid	(88)	(77)	(76)

Ending	3,093	3,282	3,334
Funded status as of December 31
Benefit obligation in excess of plan assets	(206)	11	(334)
Unrecognised transition costs	71	116	161
Unrecognised prior year service costs	(393)	(433)	(73)
Unrecognised net actuarial gain/loss	(341)	(670)	(792)

Prepaid benefit costs	(869)	(976)	(1,038)
Components of net periodic costs year ended December 31
Service costs	(116)	(103)	(152)
Interest costs	(209)	(207)	(206)
Expected return on plan assets	313	314	207
Amortisation of transition costs	(45)	(46)	(46)
Amortisation of prior year service costs	40	7	7
Actuarial gain/loss	26	52	(18)

Net periodic benefit costs	9	17	(208)
Amounts recognized in the Balance Sheet as of December 31
Prepaid (accrued) benefit costs	(869)	(976)	(1,038)
Accumulated other comprehensive income	0	0	0
Intangible assets	0	0	0
Reduction to equity	0	0	0
Weighted average assumptions as of December 31
Discount rate	5.5%	6.3%	5.5%
Expected return on plan assets	9.5%	9.5%	9.5%
Rate of compensation increase	2.8%	2.8%	3.0%
Rate benefit increase	2.0%	2.0%	2.5%

        The accrued pension costs did not include an adjustment to recognise a minimum liability (2000: 0). In 2001, an additional intangible asset was not recognised (2000: 0); neither an amount was charged directly to equity (2000: 0).

(31)  Subsidiaries and Affiliated Companies at 31 December 2001

        (No corresponding financial statement number)

        A number of affiliated companies have not been consolidated because of their limited financial importance.

        The full list containing the information referred to in Article 379 and Article 414, Part 9, Book 2 of the Netherlands Civil Code is filed at the office of the Chamber of commerce in Amsterdam.

        Our most significant subsidiaries are specified below:

Country	Company
Australia	TNT Australia Pty. Limited
Belgium	TNT Airways N.V./S.A. TNT Express Worldwide (Euro Hub) NV/SA
France	TNT Newco SNC
Germany	TNT Holdings (Deutschland) GmbH
Italy	TNT Global Express SpA
The Netherlands	Koninklijke PTT Post BV TNT Holdings BV
United Kingdom	TNT Holdings (UK) Limited TNT Limited
U.S.A.	TNT Logistics North America Inc