Form 20-F/A
period 2001-12-31
TPG NV
filed 2002-07-01
CIK 1062573

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12() OR 12() OF THE SECURITIES EXCHANGE ACT OF 1934
OR
/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended 31 December 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐	No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

Explanatory Note

        This Form 20-F/A is being filed by the registrant solely for the purpose of filing exhibits to the registrant's Form 20-F filed with the Securities and Exchange Commission on 4 March 2002.

Item 19: EXHIBITS

1.1	Articles of Association of TPG N.V. (English translation thereof).
2.1	Deposit Agreement dated as of 2 July 1998, among TNT Post Group N.V., Citibank N.A., as Depositary, and all registered holders and beneficial owners from time to time of ADRs.*
2.2	Form of American Depository Receipt (included in Exhibit 2.1).
2.3	Fiscal Agency Agreement dated as of 29 November 2001, between TPG N.V. and ING Bank N.V., as Fiscal Agent and Paying Agent. ***
4.1	Letter Agreement dated 23 June 1998, between The State of the Netherlands and TNT Post Group N.V. (English language translation thereof).*
4.2
Letter Agreement dated 9 March 2001, between TNT Post Group N.V. and the State Secretary of Transport, Public Works and Water Management, on behalf of the State of the Netherlands (English language translation thereof).**
4.3	Employment agreement Mr H.M. Koorstra
4.4	Employment agreement Mr A.D. Jones
4.5	Employment agreement Mr R.A.S. Rossi
8.1	List of subsidiaries of TPG N.V.*

*
Incorporated by reference to Form 20-F Annual report of TPG N.V. (formerly TNT Post Group N.V.) filed with the Securities and Exchange Commission on 13 March 2001.

**
Incorporated by reference to Form 6-K of TPG N.V. (formerly TNT Post Group N.V.) filed with the Securities and Exchange Commission on 15 March 2001.

***
Incorporated by reference to Form 20-F Annual report of TPG N.V. (formerly TNT Post Group N.V.) filed with the Securities and Exchange Commission on 4 March 2002.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Form 20-F/A annual report on its behalf.

TPG N.V.
By: M.P. Bakker
Name: M.P. Bakker
Title: Chairman of the Board of Management and CEO

Date: 28 June 2002

QuickLinks

Explanatory Note
  Item 19: EXHIBITS
SIGNATURE