Form 20-F
period 2002-12-31
TPG NV
filed 2003-02-21
CIK 1062573

Use these links to rapidly review the document
Index to Audited Consolidated Financial Statements of TPG N.V.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [            ] to [            ]

Commission file number: 1-14824

TPG N.V.
(Exact name of registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organisation)

Neptunusstraat 41 - 63
2132 JA Hoofddorp
The Netherlands
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange
Ordinary Shares, par value € 0.48 *
*
Not for trading, for technical purposes in connection with the listing of American Depositary Shares

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

        Indicate the number of outstanding shares of each of the registrant classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class
Ordinary Shares	480,259,522	*
Special Share	1

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒
*
Including 5,235,260 shares held by the company.

i

FORWARD-LOOKING STATEMENTS

        Except for historical statements and discussions, statements contained in this annual report constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Act of 1934. Any other document of TPG N.V. filed with the US Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as "ambition", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", or "continue" or similar terms.

        These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.

        You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Important factors that may cause such differences include, but are not limited to:

  •
  Substitution—mail and express businesses usage levels, and competition from alternative technologies, such as e-mail, facsimile, the Internet and mobile Internet;

  •
  Liberalisation—competitive forces in liberalised markets, including pricing pressures, technological developments, and our ability to retain market share in the face of competition from existing and new market entrants and to enter new markets;

  •
  General business conditions—general economic conditions, government and regulatory policies, and business conditions in the markets served by us, including adverse impacts of terrorist attacks and war or the outbreak hostilities on the world and the US economies and our mail, express and logistics businesses and potentially higher operating costs;

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

  •
  Success of cost-savings and productivity improvements—our ability to achieve cost savings and realise productivity improvements and the success of our investments, joint ventures and alliances;

  •
  Industry consolidation and acquisitions—the effects of mergers and consolidations within the mail, express and logistics industries and the risks of completing acquisitions or divestitures and integrating acquired businesses;

  •
  Incidents—the occurrence of incidents including terrorism, sabotage or explosions in connection with the transport of hazardous materials or the operation of our ground fleet;

  •
  Investments in infrastructure—mismatches between our investment in infrastructure (aircraft, depots and trucks) and actual market growth (or increases in our market share); and

  •
  Change in relationship with the Dutch State—changes in our relationship with our major shareholder, the Dutch State, which will be influenced by, among other things, further sales by the Dutch State of our shares, the Dutch State's policy goals and actions and policies taken by the Dutch Parliament.

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

ii

PRESENTATION OF INFORMATION AND EXCHANGE RATES

        Unless otherwise specified or the context requires otherwise, "us", "we", "our" and the "Company" refer to TPG N.V. and all its group companies as defined in Article 2:24b of the Dutch civil code.

        References to "dollars", "US dollars" and "$" are to United States dollars, references to "euro" and "€" are to the currency introduced at the start of the second stage of the Economic and Monetary Union (EMU) pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union. The conversion rates between the euro and the participating member states' national currencies were irrevocably fixed on 30 December 1998. Our consolidated financial statements are reported in euro (€). Previously presented statements denominated in Dutch guilders (NLG) have been translated into euro using the irrevocably fixed conversion rate applicable since 1 January 1999 for all periods presented (€ 1 = NLG 2.20371).

        US dollar amounts presented are unaudited and have been translated solely for your convenience at and for the year ended 31 December 2002, from euro into US dollars at an exchange rate of $1.05 per € 1.00, the noon buying rate in The City of New York for cable transfers as certified by the Federal Reserve Bank of New York on 31 December 2002. For information regarding the rate of exchange between euro and US dollars, see "Item 3—Key Information—Exchange Rates". We do not represent that the US dollar amounts presented in the US dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

iii

PART I

Item 1: Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2: Offer Statistics and Expected Timetable

        Not applicable.

Item 3: Key Information

  Risk Factors

        You should consider the risks and uncertainties described below and other information in this annual report.

  The increasing substitution of alternative methods of delivering information for our mail services could reduce the revenues and profitability of our mail business and adversely affect our revenues and profitability.

        Our mail business is an integral part of our total business and during 2002 represented 34% of our total operating revenue, and 73% of our total operating income and 67% of our earnings from operations. Our postal mail business delivers information such as letters and bank statements as well as printed matter (such as direct mail and periodicals). Technologies such as facsimiles, e-mails and the Internet can be used to send or make available such information faster and, in many cases, at a lower price than traditional mail services. Due to increased substitution, among other factors, traditional mail volumes in the Netherlands have decreased in recent years, and we anticipate this downward trend in mail volume to continue in 2003. An increase in the use of these substitute technologies would likely result in a further decrease in the use of our traditional mail services. If substitution would continue on a large scale, it could adversely affect the volumes, revenues and profitability of our mail business and our company as a whole. Substitution also could adversely affect volumes, revenues and profitability of our express business.

  The further liberalisation of the Dutch and EU mail markets could adversely effect on our revenues and profitability.

        In the Netherlands, the process of liberalisation of the postal market, which began in the late 1980s, is continuing and since mid-2000 additional segments of the Dutch postal market have been opened to free competition. This presents a number of risks to our mail business. The scope of the mail services classified as Reserved Postal Services for which we have the exclusive right under Dutch law was reduced in 2000, allowing other companies to provide services for all letter items above 0.1 kilograms and all outbound international mail. Printed matter (such as direct mail and periodicals) and parcels, have always been open to competition in the Netherlands. In November 2002, the Netherlands Ministry of Economic Affairs announced that it intends to fully open the Dutch postal market in 2007, provided the United Kingdom and Germany will do the same. Apart from reductions in the scope of the Reserved Postal Services, the regulatory and supervisory regime in the Netherlands is tightening up with respect to cost accounting and tariff control. Under the Dutch General Postal Regulations Decree, we are required to maintain separate financial accounts for the cost and revenue for the Mandatory Postal Services, broken down into Reserved and non-Reserved Postal Services and these must be separated from the accounting of our other activities. The system for allocating the revenue and costs requires the approval of OPTA (Onafhankelijke Post en Telecommunicatie Autoriteit), the Dutch independent supervisory authority for post and telecommunications. The OPTA has approved the system but has imposed additional obligations which are unacceptable to us and the case has now been reviewed by the District Court in Rotterdam. Both TPG and OPTA have appealed to the competent court of appeal. It is anticipated that the court of appeal will commence the review of this case in the spring of 2003. See "Item 8—Financial Information—Legal Proceedings" The outcome of these legal proceedings may have serious consequences for the organisation of our group and the postal distribution network we maintain. In addition, the obligations may have serious implications for the pricing of the various services we provide. The impact of these developments and other past and future changes in the Dutch and EU postal regulatory regimes could adversely affect our revenues and profitability.

        Pricing of Mandatory Postal Services has been subject to a price cap system since 1989. See "Item 4—Information on the Company—Regulatory Environment—the Postal Concession". The result of the current price cap system was to be evaluated in 2002. On 18 November 2002, the Ministry of Economic Affairs decided that tariffs controlled by the current price cap system will be frozen up at the level of 1 January 2003 until the end of 2006. This decision to freeze the tariffs as of January 2004 controlled by the price cap system will not affect the increase of tariffs that had already been communicated to OPTA by the end of October 2002. The freeze of the postal tariffs is likely to have a negative effect on the profitability of our Dutch domestic mail business.

  Intensifying competition may place downward pressure on prices and could have an adverse effect on our revenues and profitability.

        We compete with many companies and services on a local, regional, European and international level. Our competitors include the incumbent postal operators of other nations in Europe and the United States, motor carriers, express companies, logistics service providers, freight forwarders, air couriers and others. We expect competition to intensify in the future in all of our three business areas. In the Netherlands, our present market share in the mail business results from being the former government-operated monopoly. We expect our market share to erode due to the continuing liberalisation of the Dutch mail regulatory regime. In Europe, we face heightened competition in our express business particularly from US-based express service providers who are aggressively investing in the market. We are also continuing the expansion of our express business into the United States and Asia Pacific, regions which are characterised by intense competition from large companies. Our strategy for the express division focuses on the quality of services rather than on price discounts. Nevertheless, increased competition may force prices for our services down and by meeting lower prices our revenues and profits could decrease.

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

  A sustained economic downturn could adversely affect our business, results of operations and financial condition.

        Developments and trends in the world economy and a continued slowdown in the automotive sector may have a material adverse effect on our financial condition and results of operations. For example, a sustained decline in the international economy, which slowed during 2001 and continued in 2002, typically results in a decline in the demand for express delivery services. Because our express delivery business has high fixed costs and greatly depends on high volume to recover such costs, a global economic downturn could have a material adverse effect on the results of our express delivery business, and this would adversely affect the results of our business as a whole. In addition, a decline in the automotive industry, particularly the US automotive industry, could result in a decline in the demand for our logistics services. Because a significant portion of the customers of our logistics business are automotive companies, a decline in the demand from the automotive companies may have a material adverse effect on our logistics business. FIAT is an important customer for various activities within our logistics division in Italy and South America. FIAT has been experiencing financial pressures due in part to the economic slowdown and a general consolidation within the automotive sector. As a consequence FIAT is restructuring its manufacturing operations in Italy. As part of this restructuring our logistics business has had to temporarily suspend 665 workers out of the 1,600 employed in Italy under a government sponsored plan for a certain plant. We are currently in discussions with the Italian government with respect to Italian government funded assistance to cover the labour costs of the suspended workers. The outcome of these discussions, and a continued slowdown in the automotive sector, may have a negative effect on the revenues and profitability of our logistics business.

  Unfavourable decisions of competition authorities concerning joint ventures or acquisitions could restrict our growth and ability to compete in the market for mail, express and logistics services.

        As a part of our strategy to expand our businesses, from time to time we seek alliances with other postal operators, express integrators and providers of logistics services, acquire shares in companies providing these services or acquire these businesses. Any approval of a joint venture or an acquisition of shares or a business by competition authorities may contain certain restrictions or conditions with respect to the intended transaction. For example, in 2001, the Merger Task Force of the European Community required that we divest our Dutch cross-border mail business operated under the TNT International Mail brand in order to obtain the approval for the establishment of our Spring joint venture with Royal Mail Group and Singapore Post Pte Ltd.

        We may not be able to implement a transaction as contemplated in compliance with any restrictions or conditions imposed by the Merger Task Force of the European Community or national competition boards, and these restrictions or conditions may negatively affect the revenues and profitability of joint ventures or acquired businesses. If we are unable to implement a foreseen transaction under the restrictions or conditions applicable, or if the intended transaction is prohibited, we may be unable to develop alternative approaches to expand our business geographically. This would have an adverse effect on our ability to pursue our growth strategy and to achieve a recognised world leadership position in the mail, express and logistics service businesses.

  Compliance with regulations may result in significant costs and limit our flexibility in operating our business and negatively affect our revenues and profitability.

        We are subject to a wide variety of complex and stringent aviation, transportation, environment, employment and other laws and regulations in the Netherlands, the European Union and the other jurisdictions where we operate. Existing regulations are subject to constant revision and new regulations are constantly being adopted. For example, in our mail and express businesses, we operate various types of aircraft throughout Europe and are required to comply with a wide variety of international and national laws and regulations. In some of the markets in which we operate, regulations have been adopted (or proposed) which impose night time take-off and landing restrictions, aircraft capacity limitations and similar measures in order to address the concerns of local constituencies. Night-time operations at our Liège, Belgium air express hub have been challenged in the past. A curtailment of night-time takeoffs and landings at any of our key facilities, such as Liège, would likely harm our business. Some governments have imposed stringent new security measures on air carriers that could result in additional operating costs, and legislation regarding the hours worked by drivers of commercial vehicles has been introduced in some European countries in 2002. Our failure to comply with, or the costs of complying with, existing or future government regulation could negatively affect our revenues and profitability.

  Fuel forms a substantial part of the cost base of some of our businesses and fluctuations in the price of fuel could materially reduce our revenues and profitability.

        We require a large amount of gasoline, diesel fuel and jet fuel to run the delivery vehicles and aircraft essential to our operations. Increases in the price of fuel generally could increase the cost of our operations. Competitive or other pressures may prevent us from being able to pass on all or a portion of these increased costs to our customers. If we do increase the rates for our services, our customers may use alternative delivery methods, and our volumes and revenues may decrease. Consequently, increases in the cost of fuel could result in decreases in our revenues and profitability. Although we may enter into hedging agreements and other contracts that limit our exposure to fluctuations in the price of fuel, these measures may be inadequate or subject us to increased operating costs.

  We are exposed to various global and local risks that may have a material adverse effect on our financial condition and results of operations.

        We operate around the globe and provide a worldwide service with facilities in many countries, which means that we are confronted with complex legal and regulatory requirements in many jurisdictions. These include tariffs, trade barriers and requirements relating to withholding taxes on remittances and other payments. Our international operations are also exposed to local business risks and challenges. We face potential difficulties in staffing and managing local operations. We are exposed to the credit risks of local customers and distributors. These difficulties will increase as we pursue our strategy to expand our operations to new markets. Our overall success as a global business depends, in part, on our ability to succeed in different economic, social and political conditions. We may not succeed in developing and implementing policies and strategies that are effective in the locations where our business is conducted. Failure to do so may have a material adverse effect on our financial condition and results of operations.

  We are exposed to currency fluctuations that could have an adverse effect on our financial condition and results of operations and the comparability of our financial statements.

        We report the financial condition and results of operations of our businesses in the relevant local currency and then translate them into euro at applicable exchange rates so that these results can be included in our consolidated financial statements. The exchange rates between these currencies and the euro may fluctuate substantially. In recent years, we generated a significant part of our total revenues and our operating expenses in currencies other than euro. As we expand our international operations, we expect that an even greater portion of our revenues and costs will be denominated in non-euro currencies. In addition, the value of the euro has fluctuated significantly since its introduction on 1 January 1999. As a result, currency fluctuations could have a material adverse effect on our financial condition and results of operations in any given reporting period, and may significantly affect the comparability of our financial statements from period to period. Although we enter into hedging arrangements and other contracts in order to attempt to reduce our exposure to currency fluctuations, these measures may be inadequate or may subject us to losses.

  A decline in the value of the euro could reduce the value of your investment and any dividends you receive.

        Fluctuations in the exchange rate between the US dollar and the euro will affect the US dollar equivalent of the euro price per American Depositary Receipt (ADR) and the US dollar value of any cash dividends. If the value of the euro relative to the US dollar declines, the market price of our ADRs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the US dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on our ADRs. From its introduction at the beginning of January 1999 through 31 December 2002 the value of the euro relative to the US dollar declined by 11.2%.

  A downgrade in our credit rating may increase our financing costs and harm our ability to finance our operations and acquisitions, which could negatively affect our revenues and profitability.

        A downgrade in our credit rating may negatively affect our ability to obtain funds from financial institutions and banks. On June 18, 2002, Moody's announced a downgrade of our long-term senior unsecured rating from Aa3 to A1, reflecting Moody's reassessment of our financial risk position in the future. On 7 February 2003, Standard & Poor's (S&P) announced that it had put TPG's ratings on credit watch with negative implications. This action follows concerns by S&P's regarding our pension liability. A resolution of the action is expected at the end of March. Further downgrades in these credit ratings could harm our ability to obtain future financing and increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt or incur new debt.

  The State of the Netherlands is our largest shareholder, which may adversely affect the value of your investment.

        The State of the Netherlands is presently our largest shareholder, holding approximately 34.8% of our outstanding ordinary shares. The State announced in March 2001 its intention to limit its involvement with us, and as part of this, plans to reduce its shareholdings to approximately 10% of our outstanding shares. Future substantial sales by the State of our ordinary shares, or the availability of large amounts of our ordinary shares for sale, may adversely affect the market price of the shares and the value of your investment. It may also negatively affect our ability to raise additional capital by offering new ordinary shares.

  The State of the Netherlands has the right to approve important decisions concerning our business.

        Besides being our largest shareholder, the State currently has a number of rights under our articles of association and other arrangements with us that provide it with significant influence over us. For example, the State has a veto right over many important decisions concerning our business, including decisions about fundamental changes in our business and our corporate structure. The State has committed itself to exercise its influence to safeguard its general interest in having an efficiently operating Dutch postal system and also to protect its financial interest as a shareholder. The interests of the State may, however, in some cases differ from the interests of our other investors. Among other things, the State may exercise its rights to delay, deter or prevent a potential change of our control or the exercise of influence by another large shareholder. The State's substantial ownership and the existence of these special rights may discourage bids for our ordinary shares by third parties. This factor could adversely affect the price of our shares and the value of your investment.

  We depend on a number of facilities for which we have limited or no back-up facilities, so if operations were disrupted at one or more of these facilities, our business and operating results would suffer.

        A portion of our infrastructure is concentrated in single locations for which we have limited or no back-up facilities in the event of a disruption of operations. An example of this is our European express air hub in Liège, Belgium. The operation of our facilities involves many risks, including power failures, the breakdown, failure or substandard performance of equipment, the possibility of work stoppages or civil unrest, natural disasters, catastrophic incidents such as airplane crashes, fires and explosions and normal hazards associated with operating a complex infrastructure. If there were a significant interruption of operations at one or more of our key facilities and operations could not be transferred to other locations we might not meet the needs of our customers, and our business and operating results would be adversely affected.

  Incidents resulting from our transport of hazardous materials or a major incident involving our sorting centers, air or road fleet may adversely affect our revenues, profitability and reputation.

        We transport hazardous materials for a number of our customers in the automotive, biomedical and chemical industries. The hazardous consignments include airbags, batteries, paint, blood samples, medical substances, dry ice and chemicals. We face a number of risks by transporting these materials, such as personal injury or loss of life, severe damage to and destruction of property and equipment and environmental damage. Incidents involving these materials could result from a variety of causes including sabotage, terrorism, accidents or the improper packaging or handling of the materials. If a significant incident occurred our operations could be disrupted and we could be subject to a wide range of potentially large civil and criminal liabilities. This could negatively affect our revenues and profitability. A significant incident, particularly a well-publicised incident involving potential or actual harm to members of the public, could also hurt our reputation and the market price of our ordinary shares.

        As an owner and operator of a large fleet of aircraft and trucks we are involved in activities which expose us to liability in the case of a major air or road incident, not only for our employees, facilities and third party property, but also to the general public. An incident involving one of our aircraft or vehicles could cause significant loss of life and property and could adversely affect our reputation and affect the price of our shares adversely.

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

        In order to maintain our market position and grow our business we must make large on-going investments in infrastructure such as aircraft, trucks and depots. In our logistics business we are at times required to make large investments in order to meet our obligations under agreements with major customers. These investments often require substantial lead-times and involve significant fixed costs. We base our infrastructure investments on forecasts of our future capacity requirements. It may be difficult to forecast accurately our future requirements, since they are based on a large number of factors, including factors beyond our control such as general economic conditions and changes in governmental regulation. As a consequence, there may be a mismatch between our investment and our actual requirements. If we underestimate our future capacity requirements we will not be able to meet the needs of our customers and could lose business, market share, revenues and profits. If we overestimate our future needs, or if major contracts are cancelled by customers, we will experience costly excess capacity and this could adversely affect our profitability.

  Strikes, work stoppages and work slowdowns by our employees and the terms of new collective labour agreements could negatively affect our revenues and profitability.

        The success of our business also depends upon avoiding strikes, work stoppages and slowdowns by our employees. Industrial action by large unions or even relatively small but key groups of our employees, such as airline pilots, could seriously disrupt our operations. Industrial action may occur for reasons unrelated to our collective labour agreements with a particular union or group of employees. For example, our employees may refuse to cross picket lines established by other unions from other companies. Our collective labour agreement with approximately 66,000 employees in the Netherlands is subject to a renewal in May 2003. If we are not able to renew this agreement or other key agreements with our employees, and a strike, work stoppage or work slowdown occurs, our revenues and profitability could be adversely affected.

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

        We have entered into a number of significant acquisitions in recent years, and growth through acquisitions remains a key element of our strategy. The integration of newly acquired businesses involves inherent costs and uncertainties that include the effect on the acquired businesses of integration into our organisation and culture and the availability of and demands on management resources to oversee the integration and manage the newly acquired businesses. The integration of the international companies we have acquired in recent years, particularly in the logistics division, has resulted in significant challenges and costs in the areas of accounting, finance, operations, IT, strategy and human resources. If an existing or future integration effort is delayed or is not successful we may incur additional costs, the value of our investment in the acquired company may decrease significantly and our growth strategy may not be successfully achieved. Any material delays, unexpected costs or other problems encountered in connection with integrating newly acquired businesses could have an adverse effect on our revenues and profitability.

  The legal concept of limited liability for loss or damage of goods we carry is increasingly being challenged and this may result in increased exposure to claims.

        We transport goods under the conditions of the international conventions in respect of the carriage of goods by air (Warsaw Convention) and by road (CMR Conventions). These conventions contain provisions that limit our liability in case we lose or damage shipments belonging to our customers. In the past this principle was generally accepted as normal business practice but in recent years the courts and regulators in an increasing number of jurisdictions are more sympathetic to allegations of "gross negligence" or "lack of due care" thereby setting aside the principles of limited liability. This trend exposes us to more and increased loss and damage claims. Furthermore, a number of major customers are no longer prepared to accept these established limits of liability and these factors together with the increased value of the goods we carry have resulted in a significant increase in our financial exposure to claims. If this trend continues, it could adversely affect our profitability.

  Determination that our subcontractors' employees were to be considered our employees would affect our current business model, causing our operating expenses to rise and our net income to suffer.

        In various jurisdictions, we use subcontractors to perform aspects of our business, such as picking up and delivering parcels, as is common practice in our industry. In certain jurisdictions, the authorities have brought criminal and/or civil actions alleging that our subcontractors or their employees are to be regarded as our own unregistered employees. In particular, several actions are currently pending in France. See "Item 8: Financial Information—Legal Proceedings". If these allegations were upheld by a court, we would incur, in addition to criminal fines, costs such as social security contributions, wage taxes and overtime payments in respect of such employees. Subcontractors could also bring civil actions seeking the re-characterisation of the subcontractor relationships into employment contracts. If these actions should be successful, our operating expenses would rise and our net income would suffer.

   Selected Financial Data

        The selected consolidated financial data below for each of the years in the three-year period ended 31 December 2002 has been derived from our audited consolidated financial statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data at year-end and for each of the years in the two-year period ended 31 December 1999 has been derived from our consolidated financial statements not included in this annual report. The consolidated financial statements have been prepared as if we had existed as a separate group for all years presented. TPG N.V. was incorporated under the laws of the Netherlands on 29 December 1997 and was formed when our former parent company, Koninklijke PTT Nederland NV, demerged its mail, express and logistics divisions. Although the demerger occurred on 28 June 1998, it was effective retroactive to 1 January 1998.

        Our consolidated financial statements are reported in euro. Previously presented statements up until the period ended 31 December 2000 denominated in Dutch guilders have been translated into euro using the irrevocably fixed conversion rate applicable since 1 January 1999 for all periods presented (€ 1 = NLG 2.20371).

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). For a description of the differences between Dutch GAAP and US GAAP that affect the reconciliation of our Dutch GAAP net income and shareholders' equity to those under US GAAP, see note 30 of our consolidated financial statements.

        We have acquired a number of companies and businesses during the five-year period ended 31 December 2002, which limits the comparability of our year on year figures.

        In 2001 we implemented changes in accounting principles under Dutch GAAP in respect of the treatment of restructuring and reorganisation provisions and pension liabilities, with effect from 1 January 2001. The effect of these changes was to reduce 2000 net income of € 526 million by € 53 million to € 473 million. For comparative purposes, the consolidated data for the years 1998-2000 in respect of the income statement and balance sheet has been restated. The segmental financial data (mail, express and logistics) has been restated for the years 1999 and 2000. The segmental data for 1998 has not been restated. The restatement for 1998 is impracticable, as our company was not fully divisionalised in that year and the assumptions and judgements required are such that any restatement would not be meaningful.

        In "Item 5—Operating and Financial Review and Prospects" financial data for 2000 has been restated for the changes in accounting policies described above. See "The Notes to the Consolidated Financial Statements".

	Year ended 31 December
* Restated for changes in accounting principles	2002 US$	2002 €	2001 €	2000* €	1999* €	1998* €
	(in millions, except percentages and per share data)
Income statement data
Amounts in accordance with Dutch GAAP:
Net sales	12,245	11,662	10,979	9,810	8,468	7,314
Total operating revenues	12,371	11,782	11,218	9,936	8,536	7,409
Total operating expenses	11,260	10,724	10,201	9,115	8,113	6,913
Total operating income	1,111	1,058	1,017	821	423	496
as % of total operating revenues	9.0	9.0	9.1	8.3	5.0	6.7
Income before income taxes	998	950	924	761	398	447
Net income	629	599	585	473	231	278
Basic net income per ordinary share and per ADS(1)	1.32	1.26	1.23	0.99	0.48	0.58
Basic net income per diluted ordinary share and per ADS(2)	1.32	1.26	1.23	0.99	0.48	0.58
Dividend per share paid in the year(3)(4)	0.41	0.39	0.37	0.36	0.36	0.36
Dividend per share declared during financial year	0.42	0.40	0.38	0.36	0.36	0.36
Issued share capital	241.5	230.0	230.5	217.4	216.7	215.9
Amounts in accordance with US GAAP:
Net sales	12,245	11,656	10,979	9,810	8,468	7,314
Total operating income	1,217	1,159	932	716	425	515
Income before income taxes	1,101	1,049	839	661	400	496
Net income	753	717	484	408	249	299
Basic net income per ordinary share/ADS(1)	1.58	1.51	1.02	0.86	0.52	0.63
Basic net income per diluted ordinary share/ADS(2)	1.58	1.51	1.02	0.86	0.52	0.63

(1)
In 2002 based on an average of 475,021,075 ordinary shares outstanding (excluding shares held by the company), including shares represented by ADSs (2001: 475,008,754, 2000: 477,146,660, 1999: 476,612,498, 1998: 475,339,166). Please note that we have issued one special share.

(2)
In 2002 based on 475,022,482 ordinary shares (excluding shares held by the company), including shares represented by ADSs (2001: 475,008,754, 2000: 477,146,660, 1999: 476,612,498, 1998: 475,339,166).

(3)
The US dollar rate on the days of payment were $1.17 (25 September 1998), $1.03 (7 June 1999), $1.05 (27 September 1999), $0.96 (8 June 2000), $0.88 (2 October 2000), $0.86 (29 May 2001), $0.91 (20 August 2001) and $0.92 (6 May 2002), $0.98 (13 August 2002)

(4)
For discussion of our dividend policy and information regarding dividends paid with respect to 2002. See "Item 8—Financial Information—Dividends".

	Year ended and position at 31 December
*Consolidated Group numbers restated for changes in accounting principles	2002 US$	2002 €	2001 €	2000* €	1999* €	1998* €
	(in millions, except percentages and per share data)
Balance sheet data
Amounts in accordance with Dutch GAAP:
Total assets	8,679	8,266	8,454	7,596	6,299	5,198
Long-term liabilities	1,744	1,661	1,789	577	523	219
Provisions	309	294	304	335	318	319
Pension liability	779	742	869	976	1,038	1,308
Group equity	3,003	2,860	2,499	2,090	2,033	1,871
as % of total liabilities and group equity	34.6	34.6	29.6	27.5	32.3	36.0
Amounts in accordance with US GAAP:
Total assets	8,915	8,490	8,388	7,398	6,293	5,352
Long-term liabilities	1,765	1,681	1,789	577	523	219
Provisions	365	349	197	274	318	391
Pension liability	779	742	869	976	1,038	917
Group equity(1)	3,284	3,128	2,653	2,340	2,175	2,000
Amounts in accordance with Dutch GAAP:
Mail financial data (1999 and 2000 restated)
Total operating revenues	4,205	4,005	3,896	3,706	3,651	3,523
Depreciation and amortisation of PP&E(4)	107	102	99	86	63	69
Depreciation of other intangibles	6	6	—	—	—	—
Earnings from operations(1)	844	804	781	713	447	695
Amortisation of goodwill(2)	32	30	19	24	4
Total operating income	813	774	762	689	443
Total assets(1)(3)	2,290	2,181	2,342	1,805	1,614	1,681
Express financial data (1999 and 2000 restated)
Total operating revenues	4,618	4,398	4,139	4,145	3,538	2,953
Depreciation and amortisation of PP&E	131	125	114	108	92	71
Depreciation of other intangibles	16	15	7	1
Earnings from operations(1)	266	253	167	156	17	129
Amortisation of goodwill(2)	62	59	57	55	47
Total operating income	204	194	110	101	(30)
Total assets(1)(3)	3,520	3,352	3,365	3,445	3,509	2,919
Logistics financial data (1999 and 2000 restated)
Total operating revenues	3,558	3,389	3,125	2,179	1,522	1,058
Depreciation and amortisation of PP&E	89	85	78	49	24	16
Depreciation of other intangibles	—	—	—	—
Earnings from operations(1)	158	150	180	110	52	71
Amortisation of goodwill(2)	68	65	63	19	7
Total operating income	89	85	117	91	45
Total assets(1)(3)	2,870	2,733	2,747	2,346	1,099	598

(1)
Impact of the changes in accounting principles have not been restated in 1998 amounts as management considers this impracticable to do so.

(2)
The restatement for 1998 is impracticable, as the company was not fully divisionalised in that year.

(3)
Identifiable assets used jointly for the segments have been allocated based on estimated usage.

(4)
Property, plant and equipment.

  Exchange Rates

        The following tables set forth the noon buying rates in the City of New York for cable transfers as certified by the Federal Reserve Bank of New York for the Dutch guilder, restated in euro for all periods prior to 1 January 1999, and, for all subsequent periods, the noon buying rates for the euro. For the calculation of the euro amounts for all periods prior to 31 December 1998, we have restated the applicable noon buying rate for the Dutch guilder into euro at the official fixed conversion rate of NLG 2.20371 per € 1.00. This restatement matches the restatement into euro of our consolidated financial statements, which for all periods prior to 1 January 1999, were prepared in Dutch guilders and the Dutch guilder amounts were restated into euro amounts.

Year	High	Low	Average Rate(1)
	(US$ per € 1)
1998	1.2262	1.0725	1.1109
1999	1.1812	1.0016	1.0653
2000	1.0335	0.8270	0.9228
2001	0.9535	0.8370	0.8955
2002	1.0485	0.8594	0.9451

(1)
Average of the noon buying rates on the last day of each month during the year.

Month	High	Low
	(US$ per € 1)
August 2002	0.9882	0.9640
September 2002	0.9959	0.9685
October 2002	0.9881	0.9708
November 2002	1.0139	0.9895
December 2002	1.0485	0.9927
January 2003	1.0861	1.0361

        The noon buying rate on 14 February 2003 was € 1.0799 per $1.00.

        Since 4 January 1999, our ordinary shares have traded on Euronext Amsterdam in euro. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar-equivalent of the euro price of the ordinary shares on Euronext Amsterdam and, as a result, will affect the market price of the ADSs in the United States. See "Risk Factors—A decline in the value of the euro could reduce the value of your investment and any dividends you receive".

Item 4: Information on the Company

  Overview

        We provide a wide range of mail, express and logistics services worldwide. These services involve the collection, storage, sorting, transport and distribution of a wide variety of items for our customers within specific time-frames, and can be enhanced by our related data and documentation management services.

        Our group is comprised of three reporting segments: our mail division, our express division and our logistics division. TPG acts as a holding and functions as a strategic controller for our three divisions.

        Our mail division provides services for collecting, sorting, transporting and distributing domestic and international mail including letters, printed matter and parcels, as well as for distributing addressed direct mail and unaddressed mail. We also provide a range of "data and document management" services, including direct marketing services and services for managing physical and electronic information flows. The Dutch Postal Act requires us to provide Mandatory Postal Services and grants us the exclusive right to provide certain Mandatory Postal Services referred to as Reserved Postal Services. Mandatory Postal Services are regulated under the Dutch Postal Act and are subject to a price cap mechanism. Potential growth in traditional mail services is limited in the Netherlands by the size of the Dutch domestic mail market, growing competition and threat of substitution and, in other countries, by regulatory barriers to entry. Therefore, key elements of our mail strategy are reducing costs and achieving growth through developing data and documentation management services and international expansion. Due to our strong position in the Dutch market, mail activities have provided us with a relatively stable source of revenue and income. Dutch and EU regulation prohibit us from using the Mandatory Postal Services to cross-subsidise other activities.

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

        Our logistics division provides services focused on supply chain management. These services involve managing infrastructure, organisation, processes and enabling technologies for our customers with the aim to reduce logistics costs and inventories. One key aspect of this is the reduction of the time it takes to bring goods from suppliers to the final customers via increasing the visibility in the supply chain with the latest technology. These objectives come on top of what the traditional approach towards logistics, which is to ensure that—across the functions of procurement, manufacturing and distribution—ensure that the right goods, in the right quantities and condition, are available at the right place and time.

        Although TPG N.V. has existed as an independent company only since 1998, our history in the mail, express and logistics businesses goes back over a much longer period of time. The roots of our mail division stretch back more than 200 years and are firmly embedded within the operations of Royal TPG Post B.V. Our express business has been meeting the need for time-sensitive door-to-door delivery services for half a century, and the logistics division was a pioneer in the emerging logistics market during the mid 1980s.

        We have evolved from being the public postal company in the Netherlands into an international group providing mail, express and logistics services. As a result, we have broadened the range of our activities from mainly postal operations in the Netherlands to include worldwide express and logistics services. In 2002, we had total operating revenues of € 11,782 million and 66% of our operating revenues, 26% of our operating income and 33% of our earnings from operations (operating income excluding goodwill amortisation) were derived from our express and logistics divisions. Our express and logistics divisions are not subject to regulations (including price cap mechanisms) imposed on the mail division by the Dutch Postal Act and the postal regulations of other national jurisdictions. Other than for Reserved Postal Services, which our mail division has the exclusive right to provide under the Dutch Postal Act, our mail division as well as our express and logistics divisions are subject to competition.

	Year ended 31 December
	2002 US$	2002 €	2001 €	2000 €
	(in millions, except percentages)
Divisional operating revenues:(1)
Mail	4,205	4,005	3,896	3,706
Express	4,618	4,398	4,139	4,145
Logistics	3,558	3,389	3,125	2,179

Total	12,381	11,792	11,160	10,030
Non-allocated operating revenues	37	35	115	24
Inter-company eliminations	(47)	(45)	(57)	(118)

Total operating revenues(2)	12,371	11,782	11,218	9,936
Depreciation, amortisation and impairments	515	490	437	343
Total operating income	1,111	1,058	1,017	821
as % of total operating revenues	9.0	9.0	9.1	8.3
Net income	629	599	585	473
Capital expenditure on property, plant and equipment	418	398	454	388
Average total capital	8,778	8,360	8,025	6,909
Return on average total capital (%)(3)	12.7	12.7	12.7	11.9

(1)
For net sales by geographic area see note 16 to our consolidated financial statements.

(2)
Includes net sales and other operating revenues. See notes 16 and 17 to our consolidated financial statements.

(3)
Return on average total capital is calculated as operating income as percentage of average total capital.

        TPG N.V. is a holding company with limited liability and was incorporated under the laws of the Netherlands on 29 December 1997. We were formed in connection with the consummation of a demerger transaction pursuant to which our former parent company, Koninklijke PTT Nederland NV (KPN), demerged its mail, express and logistics divisions. Although the demerger became effective on 28 June 1998, its arrangements were effectively retroactive to 1 January 1998, and all figures in this annual report are presented in such a manner as to reflect this. In addition, comparative figures have been restated as if the demerger had taken place on 31 December 1997.

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

        The State of the Netherlands is our largest shareholder. The State reduced its shareholding in our company in March 2001 from approximately 43.3% to approximately 34.9%. The State also announced at that time its intention to further reduce its shareholding to approximately 10% of our ordinary shares and to reduce its involvement in our management and affairs. See "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands—Pending Changes to Relation with the State". Since this announcement, the State has not yet further reduced its shareholding. Due to our payment of stock dividend in May 2001, the ownership of the state was diluted further to approximately 34.8%.

  Strategy

  Mission

        Our mission is to maximise shareholder value by providing superior service to our customers and to create an environment in which our employees can thrive.

  Objectives and strategy

        Our strategy is based upon the strategies of our three mainstream businesses as explained in this item. An important tool to prioritise between strategic alternatives is our value based management, a philosophy for managing our business to maximise total shareholder returns. It focuses on the alignment between our management's strategic targets and our shareholders' requirement for superior sustainable performance. Value based management focuses on improving the future performance of our company and emphasises the importance of profitable decision-making.

        We aim for balanced business strategies in mail, express and logistics. We strive to deliver significant enhancements in shareholder value and to strengthen our position as one of the leading business service companies in our peer group. We consider a strong position in Europe a prerequisite for success in other parts of the world. We actively review potential acquisitions and other business opportunities on an ongoing basis.

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

        Our mail strategy is based on three key elements:

  •
  In Mail Netherlands, our focus is on the retention of our current margins by implementing cost flexibility measures. In addition, we continue to offer new services to customers that bring cost savings to their production chains.

  •
  Internationally, we continue to expand along three growth tracks:

    —Through our European Mail Networks business line we offer addressed, unaddressed and segmented distribution solutions for direct mail, brochures, leaflets and samples with an excellent price/quality ratio.

    —We continue to strengthen our European position through alliances with other organisations and postal operators.

    —Our Spring joint venture with Royal Mail Group plc and Singapore Post Pte Ltd. offers cross-border mail services on a global scale.

  •
  In addition to physical mail delivery, we continue to develop data and document management services, such as direct and interactive marketing services and services for managing physical and electronic information flows, and to create an infrastructure for business process outsourcing around these services.

  Express strategy

        Our ambition is to be the most successful door-to-door express delivery company. Our global strategy is to build upon a leading position of our express division in the European door-to-door express delivery market. We strive to produce the highest rate of profit growth in the industry through being the fastest and most reliable provider of express delivery services.

        As part of our express strategy we strive to:

  •
  Focus on building revenue from small to medium-sized users of express delivery services and thereby reduce risk through continuously increasing the number of profitable customers that trade with our express division.

  •
  Create and profitably exploit on-demand door-to-door express delivery products that include our TNT Sameday services.

  •
  Develop and maintain profitable global accounts in carefully selected vertical market sectors through a highly qualified sales team.

  •
  Focus on becoming the employer of choice in the door-to-door express industry by working everywhere with the Investors in People standard and our seven uniform key best practice processes that should enable us to provide consistent and continually improving on-time delivery performance.

  •
  Develop and implement world-class systems including easy-to-use customer interfaces.

  •
  Expand our express business network with profitable line-haul connections supported by suitable on-the-ground facilities in key markets to achieve faster and more reliable transit times.

  •
  Strengthen the TNT brand and increase awareness of the range of on-demand round the clock express delivery services we provide.

  •
  Introduce and develop profitable domestic services in suitable territories where we have successful international express operations and partner with appropriate organisations in places where it is not viable to provide company-operated facilities.

  •
  Use the European Foundation for Quality Management Excellence Model as a framework for managing all our businesses around the world.

  Logistics strategy

        Our ambition is to be the recognised worldwide leader in targeted industry sectors by designing, implementing and operating complex supply chain solutions, exploiting information technology to achieve integration and visibility throughout the process. We manage infrastructure, processes and technologies for our customers with the aim to reduce logistics costs and inventories. One key aspect of this is the reduction of the time it takes to bring goods from suppliers to the final customers via increasing the visibility in the supply chain with the latest technology. These objectives come on top of what the traditional approach towards logistics, which is to ensure that the right goods, in the right condition and quantity, are available at the right place and time. Our objectives are to achieve operational excellence, global coverage and leadership in targeted sectors.

        In response to difficult trading conditions in 2002, we recalibrated our long-term strategy and developed initiatives to focus on:

  •
  Achieving "network innovator" status, which means that we aim at being an industry innovator in selected sectors. We aim to do this through creating superior value for customers in target sectors through new and additional services and by optimising our costs. By overseeing the total supply chain, coupled with control over assets and strong expertise in managing operations, we believe our logistics division can both capitalise on economies of scale and optimise the utilisation of assets and networks to the benefit of our customers.

  •
  Serving specific target industry chains, including inbound automotive and spare parts; fast-moving consumer goods/retail, computing spare parts, inbound customer electronics, tires and media and publishing. A core element of this approach is an enhanced focus on global key account management.

  •
  Expanding our areas of operation to those parts of the globe which our key customers consider important to the growth of their business.

  •
  Implementing a standard information technology infrastructure based on our Matrix technology.

  Mail Division

  Overview

        Our mail division provides services for collecting, sorting, transporting and distributing domestic and international mail including letters, printed matter and parcels, as well as for distributing addressed direct and unaddressed mail. We also provide a range of data and document management services, including direct and interactive marketing services and services for managing physical and electronic information flows.

        Our mail division is organised in four business lines—Mail Netherlands, Cross-border mail, European Mail Networks and Data and Document Management (Cendris).

        In 2002, our mail division earned revenues of € 4,005 million, a 2.8% increase over the previous year. Mail accounted for 34% of our operating revenue, 73% of our operating income and 67% of our earnings from operations.

        The following table sets forth operating revenues for each of the four business lines of our mail division for each of the years in the three-year period ended 31 December 2002:

Mail operating revenues

	Year ended 31 December
	2002 US$	2002 €	2001 €	2000 €
	(in millions)
Mail Netherlands	2,925	2,785	2,763	2,690
Cross border mail	683	651	654	654
European Mail Networks	377	359	305	229
Data and Document Management	220	210	174	133

Total operating revenues	4,205	4,005	3,896	3,706

        Our substantial and long experience in the mail industry has helped us become one of the world's leading postal operators. It also helps us anticipate and respond to our changing market. In addition to providing world-class mail service, we continue to combine our expertise with technology to develop new data and document management services that meet specific consumer and business needs.

        We have long viewed our core competence not as merely moving physical mail from one location to another, but as intelligently managing both physical and electronic flows of information. That skill is central to our objective, which is maintaining our margins and market share in the Netherlands through implementing cost flexibility measures, and achieving growth through providing data and document management services and international expansion.

  Mail Netherlands

        Mandatory and Reserved Postal Services provided in the Netherlands are included within Mail Netherlands. Mandatory and Reserved Postal Services provided for the delivery of items from countries outside the Netherlands are included within cross-border mail, as well as Reserved Postal Services for the delivery of items in countries outside the Netherlands. Our subsidiary Royal TPG Post B.V. performs Mandatory and Reserved Services.

        We are required to provide Mandatory Postal Services. These services include the delivery in the Netherlands of letters and other addressed postal items including printed matter, such as direct mail, magazines, newspapers, catalogues and parcels up to a certain weight and a certain size, and the delivery of such items from countries outside the Netherlands via the public postal operators in third countries. These services provided by us are subject to regulation under the Dutch Postal Act and General Postal Regulations Decree. These regulations are primarily concerned with uniform terms and conditions for customers in similar circumstances, service levels and quality, tariffs and separate accounting for Mandatory Postal Services and other activities (as more fully described under "Regulatory Environment—The Postal Concession—Regulatory Conditions for the Provision of Mandatory Postal Services "). These regulations do not cover all aspects of our Mail Netherlands business line. Otherwise, our business operations in the Netherlands are generally subject to the same regulations as other businesses in the Netherlands.

        Tariffs for Mandatory Postal Services have to be transparent, non-discriminatory and uniform. However, volume discounts for items of correspondence may be granted and specific prices and conditions may be negotiated with high volume users. We have to submit proposed tariff changes to OPTA, which evaluates whether the proposed changes are acceptable. See "Regulatory Environment—The Postal Concession—Regulatory Conditions for the Provision of Mandatory Post Services".

        We have the exclusive right under the Dutch Postal Act to provide Reserved Postal Services (see "Regulatory Environment—The Postal Concession—Reserved Postal Services"). These services include the collection, transport and delivery of letters weighing up to 100 grams, in the Netherlands, and from countries outside the Netherlands, the placing of letter-boxes alongside or on public roads and the issuance of postal stamps. See "Regulatory Environment—Reserved Postal Services". This exclusive right does not extend to courier services or services where the letters are delivered by an operator more quickly than our standard delivery time and the rate charged for the service is higher than the maximum tariff allowed by regulation. At present, we charge € 0.39 for a standard letter. The exclusive right also does not extend to the conveyance of parcels, letters weighing in excess of 100 grams or printed materials such as advertising, newspapers and magazines. In addition, the exclusive right does not extend to the conveyance of letters by a business to its own customers. Although not presently a widespread practice, large businesses may establish their own alternative distribution systems in the future; this could adversely affect our mail division's revenue.

        Approximately 29.0% of our 2002 mail operating revenues and approximately 9.9% of total TPG operating revenues (2001: 30.8% and 10.7%) for the mail division were derived from Reserved Postal Services in which we generally are not subject to competition. Notwithstanding that other companies are generally precluded by the postal concession granted to us by the Dutch State from providing conveyance of letter mail items which fall under Reserved Postal Services, a small number of these letter mail items are carried by other providers. We are mindful of this practice but the effect on volumes is immaterial.

        In 2002, we delivered an average of approximately 23 million postal items per day, six days a week, to approximately 7,389 thousand households and businesses, and collected, sorted and delivered approximately 6,871 billion items of mail (including international receipts). The amount of working days per year is an important driver of our mail volumes in such year.

        The following table sets forth the volume of mail we delivered in the Netherlands in each of the years in the five-year period ended 31 December 2002.

Delivered mail volumes in the Netherlands

	Year ended 31 December
	2002	2001	2000	1999	1998
	(in millions of items)
Bulk mail	5,354	5,532	5,376	5,391	5,314
Letterbox mail	1,205	1,283	1,344	1,378	1,396

Total Dutch mail	6,559	6,815	6,720	6,769	6,710
International receipts	312	304	302	294	299

Total mail delivered	6,871	7,119	7,022	7,063	7,009

        We compete in all areas of our mail division except for those services falling within Reserved Postal Services. In all other domestic postal services, depending on the type of service, we face competition from three primary services: specialised distribution units of large Dutch companies, dedicated companies specialising in a particular type of postal service and local or regional companies providing a range of postal services in a given geographic area. In international postal services (other than Reserved Postal Services), we face competition both from other public postal operators, as well as from a wide variety of private internationally operating companies. Competition for these services is based primarily on price and quality of service. For some business lines, such as direct mail, offering data and documentation management services is also a competitive factor.

        Competition is increasing in the postal markets and traditional mail volumes in the Netherlands have decreased in recent years. This is partly due to the internationalisation and liberalisation of the postal business leading to a change in the postal markets away from being protected by regulations designed to uphold service standards for all citizens and thus to more competition. Increased competition is also partly due to the rise in alternative communication methods made possible by new technology. See "Item 3—Key Information—Risk Factors—The increasing substitution of alternative methods of delivering information for our mail services could reduce the revenues and profitability of our mail business and adversely affect our revenues and profitability" and "—If we fail to anticipate and react to changes resulting from the further liberalisation of the Dutch and EU mail markets, our revenues and profitability will suffer".

        We anticipate that numerous business opportunities within the European Union will exist as a result of the further liberalisation of the postal sector in the European Union. We believe we will be in a position to take advantage of these opportunities as a result of our efficiency, quality of service and experience. Due to the efficiency of our operations and customer orientation, we do not believe liberalisation in the Netherlands will significantly undermine our position in our traditional home market.

        Our Mail Netherlands business line collects, sorts, transports and delivers postal items, including letters, direct mail, printed matter and parcels within the Netherlands.

        Our domestic mail system is presently organised around 11 main sorting centers. 6 of these sorting centers are automated centers developed in recent years and are dedicated to letters and printed matter, 3 are dedicated to parcels, 1 to registered and 1 to international mail.

        Our domestic mail business is impacted by seasonality driven by public and local holiday patterns and especially by the distribution of Christmas greeting cards and presents during December.

        The domestic mail process begins with the deposit of mail by customers at post boxes, post offices and other designated deposit points and the pick-up of mail from customers. Through a fleet of approximately 3,578 vehicles either owned or leased by us, the mail is delivered to one of the main sorting centers. After sorting, the mail is delivered to the main sorting center in the region of its ultimate destination, whereafter it is delivered to one of 538 mail distribution depots. At the depot, the mail is arranged according to street and house number and door-to-door delivery is then effected by one of our 44,000 mailmen.

        The domestic mail service we provide in our home market in the Netherlands consistently ranks among the most efficient and most competitively priced in Europe. Our customers enjoy more than 95% next-day delivery of letters at a price that—when corrected for inflation—has actually decreased by 14% since 1989.

        In 2002 addressed mail volumes dropped 0.7%. The decline was due in part to substitution by electronic media, accelerated by reduced demand for direct mail. This was a result of the slow economy and this trend was not only seen in the Netherlands but across most other European countries as well. We expect demand for these services to pick up when the economy recovers. We expect a further decline in addressed mail over the next few years, due to the increasing use of electronic mail, electronic bill presentment, reduced frequency of bank statements and other factors. To ensure that we maintain a stable operating margin in this environment, we have initiated a comprehensive cost flexibility programme that includes a wide range of efficiency measures designed to offset the declines. In addition to optimising our sales and marketing activities, we will redesign the mail production chain with particular emphasis on refining our distribution activities and distribution points throughout the Netherlands. The programme started in 2001 with works council discussions and initial pilots. Extensive pilots have been carried out in 2002, and from 2003, the programme will be phased in. While our Briefpost 2000 automation project focused on implementing an efficient automatic sorting process, our cost flexibility programme focuses on achieving efficiencies in our distribution process. We believe that the cost flexibility programme will help us maintain the high quality our customers have come to expect, while also maintaining our margins.

        When fully implemented, the cost flexibility program aims to achieve cost savings of € 265 million in our sorting and distribution activities and € 55 million in our marketing and sales activities, compared to our cost level of 2001.

        In unaddressed mail, the Dutch market still shows some growth, partly because unaddressed mail offers an alternative for direct mail. Through Royal TPG Post B.V. and its subsidiaries, we have a substantial market share in the unaddressed mail market in the Netherlands.

        Our direct mail business compromises all activities involving distribution within domestic borders of addressed advertising mail and magazines (referred to in the industry as "direct mail"). The delivery of direct mail is a Mandatory Postal Service and is accordingly subject to regulation by the State of the Netherlands. The delivery of direct mail is not a Reserved Postal Service and is therefore subject to competition. See "Regulatory Environment—The Postal Concesssion". Initially direct mail was predominantly used by mail-order companies, banks and insurance companies, later on it was increasingly being used by all companies, regardless of size. Over the past years we have achieved growth in direct mail volumes due to economic growth in general, our innovative marketing approach and developments in the communications market. In 2002 the decline in direct marketing expenditures due to slow economic growth, negatively affected our direct mail volumes. We believe that better targeted direct mailings which have a more limited circulation may decrease future growth in direct mail volumes.

        Included in Mail Netherlands are the results of our 50% interest in Postkantoren B.V., a joint venture with Postbank N.V., a subsidiary of ING N.V. Postkantoren operates a network of post offices, that act as outlets for services of both partners. This network of outlets, including franchises in the Netherlands, helps to fulfil our mandatory obligation to provide a minimum number of postal service points, as well as certain other services. Due to a growing use of cash dispensers and the Internet for banking and postal services, we are restructuring our outlets to include fewer post offices but more sales outlets in shops. By 2005, we intend to operate 800 post offices and 1,300 TPG Post Service Points, which will offer most postal products. In addition, we intend to operate 1,000 sales outlets in shops, which means that in total we will offer the market 3,100 outlets in 2005. Postkantoren's core business is the distribution of financial and communication services and products (including postal services) to consumers and small businesses throughout the Netherlands. On behalf of Postbank, Postkantoren's post offices offer counter banking, insurance and mortgage services. Postkantoren enables us to fulfill the regulatory requirement to provide a minimum number and regional density of service points. We use the post offices as an outlet for the following Mandatory Postal Services and Reserved Postal Services: the collection of letters and parcels, the sale of stamps, the delivery of letters and parcels in the event that home delivery is not successful and express post. In addition, a network of more than 250 TPG Post Business Points will provide service to small and medium enterprises.

        Mail Netherlands also engages in activities related to philately and produces, issues and distributes Dutch stamps.

  Cross-border mail

        Our cross-border mail business line offers a range of cross-border mail services to individual and business customers. These services include handling all exported postal items in the reserved segment of the Dutch market, all postal items imported to the Netherlands from foreign postal operators, and all reserved-segment mail imported to or passing through the Netherlands. See "Regulatory Environment—The Postal Concession".

        We provide two distinct cross-border mail services. The first of these is a Mandatory Postal Service. We are required to collect, sort and distribute letters, addressed printed materials and parcels up to a certain size, which are either inbound or outbound from the Netherlands. We offer this service through a combination of our mail network (as described under "Mail Netherlands") and foreign public postal operators. For international transport of mail with public postal operators, we make use of a subcontracted truck network within Europe.

        Cross-border mail services also include handling bulk mailings in the business-to-consumer segment for a range of customers, including publishers, mail-order companies, and financial service and direct mail companies which activities are now being provided by our joint venture with Royal Mail Group Plc. and Singapore Post Pte Ltd. We own 51% of the shares in this joint venture, which trades under the Spring brand. In addition to using its three shareholders' delivery networks, systems, expertise and products, Spring uses delivery agreements with national and private postal operators.

        The cross-border mail services market is highly competitive. Deregulation has prompted national and private postal operators to lower prices in order to compete and to enter foreign markets to position themselves for growth. Consolidation is resulting in fewer providers in the market. In addition, development of media such as e-mail and the Internet make product innovation and proper positioning essential. Growth in this market is mainly driven by globalisation and liberalisation. Through networks across Europe, Asia and the Americas, Spring also pursues growth opportunities outside traditional mail markets. We expect to strengthen further our position as global market leader in this segment and expect to benefit from liberalisation.

        After integrating offices, networks and commercial services in 2001, we focused in 2002 on establishing Spring's name and credibility in the marketplace by delivering excellent service to publishers, corporate mailers and direct marketers. In addition to its cross border business mail services, Spring draws on the resources of its shareholders to deliver tailor-made solutions.

        Internationally operating businesses are increasingly recognising Spring's unique position in the global market and are expressing interest in integrated mail services. Spring aims to continue to grow its global customer base through sales teams managed from regional headquarters in Brussels, New York and Singapore.

  European Mail Networks

        Through our European Mail Networks business line, we offer distribution solutions in domestic markets outside the Netherlands, as well as for pan-European customers. These services are now available in Austria, Benelux, the Czech Republic, Germany, Italy, Slovakia and the United Kingdom. We offer addressed, unaddressed and segmented services, depending on the national regulations in each market. Our segmented services combine our expertise in data collection and direct marketing to offer customers an intelligent unaddressed service that approaches addressed mail in its ability to target consumers.

        The growth in this market is mainly in the unaddressed and segmented mail sector, which in some countries is estimated to be double digit. In the long term, we expect to benefit substantially from upgrading these unaddressed mail products and from further liberalisation measures. For the near future, we will strive to continue to build our position by further increasing European distribution coverage and increasing market share, especially in the unaddressed sector. Outside the Netherlands, we are targeting a market share in the long run of 5% to 10% in all countries we compete in.

        We strengthened our position in several markets through acquisitions. In Italy, where we already have a strong position as private postal operator, we acquired 80% of the outstanding shares of pre-mail handling company Cerilly SA (Cerilly) on 18 March 2001, and unaddressed mail companies Postini Publicitari SpA (Postini) on 3 June 2002. In Germany, we acquired unaddressed mail companies Domus Werbung GmbH (Domus) on 30 November 2001 and Höfinger Haushaltswerbung GmbH (Höfinger) on 11 December 2001. By integrating these networks into our existing networks in Germany, we achieved increased coverage in Europe's largest mail market.

        Our European Mail Networks offer us growth opportunities in two ways. The delivery networks can function as a means for growing our unaddressed and segmented mail solutions in domestic markets and in the pan-European market. Furthermore, they can function as full domestic mail operations when liberalisation of European Union markets occurs. Even with the European Commission's decision to delay further liberalisation until at least 2007 and in the absence of full liberalisation, we believe our networks are viable. The unaddressed sector is a completely free market, and we believe it is large enough to sustain profitable growth in the absence of further liberalisation.

        We welcomed the decision of UK postal regulator to take the first steps towards opening its market, and we were pleased to receive a long-term license to provide bulk mail and consolidation services in the United Kingdom as per 1 January 2003.

        The UK regulator has announced plans to open its market leading to 40% of its mail market being open to competition. This gives us the opportunity to offer addressed distribution services and to grow our existing unaddressed mail and data and document management services in Europe's second-largest mail market.

        We began piloting our bulk mail and consolidation services, which are aimed at large companies, publishers, mailing houses and direct marketers who send mailings of more than 4,000 items and who need reliable, competitively priced services.

  Data and Document Management

        The decline in direct marketing expenditures in Europe hampered organic growth in our Data and Document Management business. The Data and Document Management business has recently been branded Cendris.

        The services provided by our Data and Document Management business line span three main areas: direct marketing, document handling and e-delivery. In direct marketing we offer direct and interactive marketing solutions such as data capture, database management, data mining and target systems for distribution. The document handling services include distributed printing, mailroom management and workflow efficiency services.

        Just as in our home market, we continued to grow our business abroad by offering data and document management services in 2002. Cendris already operated in the Netherlands and the United Kingdom. In 2002, Cendris started operating in Germany and through our acquistion of a majority stake in DGI Direct Marketing Europe B.V. (DIMAR), the leading direct marketing provider in the Czech Republic and Slovakia, we began offering services as well. By combining the distribution services we already offered in the Czech Republic and Slovakia, we now offer these markets a full range of addressed and unaddressed direct marketing services.

  Express Division

  Overview

        Our express division provides on-demand, time-definite and day-certain door-to-door delivery services for documents, parcels and freight. We provide national, regional and global express delivery services predominantly under the TNT brand.

        In 2002, our express division earned revenues of € 4,398 million. Express accounted for 37% of our operating revenue, 18% of our operating income and 21% of our earnings from operations.

        The following table sets forth operating revenues for the European and International lines of business in our express division for each of the years in the three-year period ended 31 December 2002.

Express operating revenues

	Year Ended 31 December
	2002 US$	2002 €	2001 €	2000* €
	(in millions)
Express Europe	3,806	3,625	3,368	3,303
Express International	812	773	771	842

Total operating revenues	4,618	4,398	4,139	4,145

*
Includes a reclassification of € 20 million from Express International to Express Europe for improved comparison.

        Our express division has achieved strong profit improvements. Even with the slowing down of the economy we have strongly improved our profits and this coincides with when we began implementing a uniform approach to all aspects of our express business.

        The cornerstone of our approach is a global commercial policy aimed at winning more small and medium-sized customers through the use of simplified no-discount tariffs. Our customer-friendly, straightforward rate structure combined with excellent service quality is particularly popular with smaller companies which often have little time to devote to shipping processes but still require fast and reliable service. We support our no-discount tariff system with proven sales and customer relationship management processes throughout the world.

        Implemented throughout the organisation in 2001 our global commercial policy has helped us increase the number of customers trading with the company in virtually every market served by TNT Express.

        To strengthen our competitive edge through provision of premium value added services we completed several smaller acquisitions in 2002 and these include Bleckmann Group B.V. (Bleckmann) which has enabled us to create a successful Europe-wide fashion express delivery service.

        Technology has always been central to our operations and customer service activities. Our approach to the use of technology includes extensive use of Internet services and direct connections to customer systems. We continue to develop new revenue-generating services and introduce innovative business models based on smart use of technology.

        All our international technology services are driven by the TNT Express Global Link system that facilitates our mission-critical operations and customer interface technology throughout the world. Global Link tracks cross-border consignments from collection to delivery and provides customers together with our express division staff with instant access to the information from anywhere in the world by connecting all TNT Express locations with real time data. Global Link can process 1.6 billion instructions per second and tracks 600,000 international consignments every day. We believe the fully integrated high performance Global Link system is unique in the express delivery industry and provides competitive edge for the organisation.

        In 2002 our express business became one of only 90 organisations in the world to be awarded the British standard 7799:2 certificate which is an important benchmark for information security that is becoming a key requirement for international companies dealing with outside suppliers. The certification signals that we have attained the highest standards of systems security and awareness amongst our employees.

        The express business is impacted by seasonality together with public and local holiday patterns and adverse weather conditions.

  Express Europe

        Express Europe provides domestic, regional and pan-European express services as well as time-sensitive door-to-door products that deliver consignments between Europe and the rest of the world. Our extensive integrated road and air networks that give us a strong position in the European market are an important strategic asset with dense coverage in 30 European countries. We have focused on filling the gaps in our network and introducing uniform best practice approaches throughout the organisation.

        We have concentrated our in-house air transport services in a Belgian subsidiary TNT Airways N.V./S.A., which is located in Liège, Belgium and upon our Spanish subsidiary Pan Air Lineas Areas SA, based in Madrid. We sold a 75% stake in Mistral Air Srl to Poste Italiane in March 2002. We also introduced two new chartered Tupolev Tu-204-120C aircraft into our network and these aeroplanes replaced two aircraft that did not meet upcoming noise regulations. In February 2003, we announced our plans to introduce two Boeing 737-3007 aircraft to our European air network. The first of the Boeing aircraft is expected to enter into service in May and the second will join the fleet by the autumn of 2003.

        Over the next three years we intend to further expand our European network and plan to open 12 more jet stations that should increase the number of airports served by our express division in Europe from 55 to 67. We also plan to extend our road network to an additional seven countries and make further investments to improve the sorting facilities in our hubs at Liège and Arnhem.

        Our Express Europe business line provides on demand expedited door-to-door delivery services that involve carrying documents, parcels and freight for our European customers. The shipments are collected by a fleet of vehicles that make either scheduled stops or on demand collections upon receipt of customer telephone or Internet requests. Shipment and consignment details are sent to the nearest depot in our network. Details of each shipment are entered into our track-and-trace systems either through scanning, data entry or electronic data interchange methods. The customer can then access the information through the Internet or proprietary customer interface technology. Each shipment is then both for domestic and international movements sorted by destination and consolidated with other customers' consignments. Depending on it's destination each shipment is then line-hauled to a domestic road hub, an international road hub or an airport gateway jet station of our express division (generally within two hours of arrival at the depot).

        Intra-European shipments are transported from the collecting depot by road or on one of the aircraft owned or leased by us from an origin airport gateway jet station to our main air express sorting hub in Liège, Belgium. Where transit times allow, shipments that do not travel by air are carried by truck to one of our 10 main European road hubs. The shipments are then unloaded, sorted and consolidated with other consignments for each destination and put on outbound line-hauls for movement to the delivery depot. Domestic consignments within major European countries are moved either directly or via a domestic hub from the collection to the delivery depot.

        At the delivery depot the shipments are sorted and then loaded on the appropriate delivery vehicle. Proof of delivery is entered into the Global Link or other appropriate computer system that is updated at every point in the process and this enables us to notify the customer when the shipment has been received by the consignee. Through these integrated road and air networks we are able to offer a range of fast and reliable express delivery services in most European countries. Our track-and-trace systems, including the Global Link system, enable us to offer an automated proof-of-delivery service and customers can access the information through the Internet or proprietary customer interface technology.

        In the pan-European segment of the market competition comes from global providers with international networks. Parcel alliances and public postal operators are trying to penetrate the pan-European market by buying into parcel and express companies to create international air and road express networks.

  Express International

        Express International provides door-to-door express delivery of documents, parcels and freight on a worldwide international scale but sometimes also in domestic markets and covers all areas outside Europe. Our coverage extends to more than 200 countries. In many of these markets our global express system is augmented by domestic and regional express delivery services. We also are building our position in markets outside Europe particularly in Asia and have further improved service levels between the two regions in 2001. Our business in Asia is being grown through a balanced mix of organic growth, acquisitions and co-operative ventures such as our alliance with China State Post.

        Express International operates in a similar fashion to the European activity but relies primarily on airlift by commercial passenger airlines for line-haul transportation links.

        In Australia, where our business was under-performing, we began implementing our global commercial policy and key best practice processes in May 2001. Our business in Australia started to turn around in the latter part of 2001 following the appointment of an experienced new management team, and in the fourth quarter of 2002 we achieved modest profits in some weeks.

        We carry international express shipments primarily to and from the Northeast and West Coast regions of the United States. Building on the company-owned delivery network in the Northeast business corridor of the United States we have introduced improved next-day delivery services to nine major business centres that include New York, Washington, D.C., Chicago and Toronto. In 2003 our customers in Los Angeles, Miami and Montreal will also benefit from faster services provided by the express division.

        Express International primarily competes with the three major carriers, which are UPS, FedEx and DHL. See "Item 3—Key Information—Risk Factors—Intensifying competition may place a downward pressure on prices and could have an adverse effect on our revenues and profitability".

        In response to a 50% growth of both import and export volumes in Romania we launched a scheduled night flight connection between Liège and Bucharest. The new air express line-haul link allows us to deliver consignments in Romania for clients around the world five-and-a-half hours earlier than with our previous connection and customers in Romania get an extra hour at the end of each day to process export orders.

        We also launched road express delivery operations in Greece, becoming the first express delivery company to provide daily pan-European door-to-door road services to and from the country. The service links more than 60 of our express division depots in Greece with 30 countries across our network via connections through company-owned gateway road hubs in Athens and Milan. The new road service provides customers in Greece with a cost-effective gateway to the rest of the world and allows our customers in other countries to benefit from a unique service.

        Our rapid expansion in Turkey continued as we launched new domestic services and opened a state-of-the-art hub in Istanbul. The hub is the heart of a network of 40 express division depots that cover the entire country and our growth in Turkey exemplifies our goal to set up domestic express delivery systems in countries where we already offer profitable international services. Our express division is now the only provider in Turkey to offer both domestic and international express delivery services from a single source.

        We view strategic alliances with postal operators as a smart way to grow our business and expand the global reach of the organisation. Our express division now has partnerships with more than 30 postal operators around the world including those in Belgium, Luxembourg, Sweden, Switzerland, Indonesia, South Korea and China. We added new partnerships in 2002 in Chile and Portugal and extended for an unlimited period our agreement with the Slovenian postal operator to continue providing international courier services.

        We entered a six-year co-operation agreement with the Chilean postal operator to develop new international and domestic express delivery services. We also signed an agreement with the express division of the Portuguese post office to offer our worldwide express delivery products in Portugal thereby extending a successful relationship that began in 1999.

  Logistics Division

  Overview

        Our logistics division designs, implements and operates solutions for complex supply chain management, taking full advantage of technology to integrate, connect and provide visibility throughout all processes. We manage infrastructure, processes and technologies for our customers with the aim to reduce logistics costs and inventories. One key aspect of this is the reduction of the time it takes to bring goods from suppliers to the final customers via increasing the visibility in the supply chain with the latest technology. These objectives are in addition to the traditional approach towards logistics, which is to ensure that the right goods, in the right condition and quantity, are available at the right place and time. Logistics services are mainly delivered under the TNT brand. Where appropriate, we subcontract specific services, such as deliveries between certain destinations and repair services, while retaining control over and responsibility for the subcontracted services through our own management infrastructure.

        After years of high single- to low double-digit growth, the logistics industry in general experienced a slowdown to 5% growth in 2002, according to industry watcher Dresdner Kleinwort Wasserstein Research (July 2002), as production volumes declined across many sectors. While companies did not turn away from outsourcing logistics projects, the economic uncertainty caused outsourcing decisions to take longer or be postponed. In addition, as companies sought ways to further control costs, they looked to their logistics providers for additional efficiencies.

        In response to these developments, we recalibrated our long-term strategy, emphasising three focus areas: cost reduction, efficiency and growth. We are striving to increase our efficiency by standardising business development and operational best practices, ongoing contract profitability management and the acceleration of the integration of recent acquisitions. Our customers look for the most efficient solutions and we work to meet this challenge by continually working to improve our processes, systems and infrastructure. As we provide logistics solutions in specific sectors in many locations, we strive to ensure that we spread best practice across these sectors. Our growth initiatives include further acceleration of our key customer account management programs and the roll out of sector initiatives, such as shared networks.

        Despite the difficult economic backdrop, our logistics division achieved 5.4% organic growth with an additional 6.1% growth from acquisitions offset by unfavourable foreign exchange effects of 3.1%. Through contract profitability management and our focus on cost control, we were able to achieve margins of 4.4%.

        In 2002, our logistics division earned revenues of € 3,389 million. Logistics accounted for 29% of our operating revenue, 8% of our operating income and 12% earnings from operations.

        The following table sets forth total operating revenues for our logistics division, for each of the years in the three-year period ended 31 December 2002.

Logistics operating revenues

	Year Ended 31 December
	2002 US$	2002 €	2001 €	2000 €
	(in millions)
Total operating revenues	3,558	3,389	3,125	2,179

        The services we provide depend upon and are tailored to the customer's needs. As the logistics industry develops, a two-tier provider trend is emerging in the industry. First-tier agents, known as lead logistics providers are able to offer the broadest range of services, including the traditionally out-sourced, second-tier, functions—warehousing, transportation and freight forwarding. Lead logistics providers develop specialised knowledge and skills, and include such diverse activities as stock management, order picking and information systems management to control production and parts supply, as well as data and documentation management services such as sub-assembly and installation upon delivery, repair-returns, sequencing, software development, systems integration and consulting. Delivering services either through their own capabilities or by subcontracting in part to second-tier providers focused on warehousing, transportation and freight forwarding, Lead logistics providers serve as a single point of contact for the customer. As the complexity and scope of logistics assignments grows, securing this role will be increasingly dependent on a provider's information technology capabilities and geographic reach. Customers for which we are a lead logistics provider include FIAT SpA and Mitsubishi North America.

        With operations in some 36 countries, we are among the leaders in the global logistics market, particularly in automotive, tyres, high-tech electronics and fast-moving consumer goods. Our logistics services go well beyond transportation and warehousing. We design, implement and operate solutions for managing complex supply chains, exploiting technology to achieve integration and visibility throughout the process.

        Through a combination of targeted acquisitions and organic growth, we have built a truly global logistics business with significant operations in Europe, North and South America, Asia and Australia. Our acquisition strategy has focused on achieving critical mass in selected geographies and four industry sectors: automotive, tires, high-tech electronics and fast-moving consumer goods. With few exceptions in certain segments, we have achieved critical mass in terms of market presence and customer base in every market we serve. We now are working to fill the few remaining gaps in our global services offered and to further apply our sector expertise.

        Alliances and acquisitions undertaken in 2002 reinforced our position in both existing and new markets. Our 50:50 joint venture with the logistics division of China's leading automotive company, Shanghai Automotive Industry Corporation, opened for business in June 2002, after receiving final government approvals. The joint venture provides inbound services as well as finished vehicle distribution and spare parts services to foreign and local manufacturers. Shanghai Automotive is China's leading automotive company. It employs more than 60,000 people and produces 300,000 vehicles a year through joint ventures with Volkswagen and General Motors. Our joint venture represents the largest foreign investment in the Chinese logistics industry to date.

        Among significant new business won is a six-year contract with Michelin Group to operate its tyre distribution centres in 18 locations across the United States and Canada.

        We also entered into a multi-year contract as inbound supply chain manager for BMW Manufacturing Corp. in the United States. We manage material flow from all BMW's North American suppliers to its processing centre and factory. Our Matrix technology is a vital component supporting BMW's materials management process, providing proactive information critical to production schedules. Together, our logistics division and BMW are targeting improvements in manufacturing and cost reduction. The agreement is a premier example of a progressive vehicle manufacturer partnering with a third-party logistics supplier to optimise its entire inbound supply chain.

        The geographic area in which we offer services is one of the most comprehensive of any logistics provider. In addition to covering virtually all important geographic markets, it is well diversified among our target sectors. During 2002, we further enhanced our presence in France, the Nordic countries and China.

        In Argentina and Brazil, we won a contract with International Engines South America to serve as the logistics operator of the company's industrial centres. In the Benelux countries we won a contract with a division of chemical manufacturer Dow Benelux B.V. to manage warehousing and transport operations.

        Our acquistion of Société des Transports Nicolas Frères S.A. (Transports Nicolas) in 2002 strengthened our presence in France and gave us a bigger stake in the fast-moving consumer goods sector. With an extensive transportation and delivery network, Transports Nicolas is one of France's leading providers of temperature-controlled logistics for the retail and fast-moving consumer goods sector.

        We filled our strategic gap in the Nordic countries with our 50:50 joint venture with DSV A/S. The joint venture offers services in key strategic sectors including fast-moving consumer goods, high-tech electronics and automotive. The joint venture is called TNT DFDS Transport Logistics A/S and operates 40 multi-user warehouse sites in Denmark, Sweden, Finland and Norway. Customers include major international and regional companies. The joint venture creates a leading player in the region, which we expect to show good growth for outsourced logistics and may serve as an entry point to the Baltic markets.

        With a global presence concentrated in our targeted sectors, we are now looking to achieve global scale with the ability to efficiently deliver a consistent service offer around the world. Several global initiatives govern our key business processes. Centred on our commitment to continuous improvement, the initiatives span the scope of our business, from customer relationships to service quality excellence. In addition to global commercial guidelines for business development practices, we maintain a zero-defect start-up policy for new contracts, as well as guidance for measuring key performance indicators and ensuring increasing efficiencies over the life of a contract.

        We are extending our Matrix software (formally known for the automotive industry as Vector 21) across our operations globally. Matrix consists of a software platform that combines propriety and off-the-shelf applications to create tailored solutions for each customer.

        Our Matrix technology manages inbound just-in-time logistics and outbound logistics, and handles transportation, inventory management, order fulfillment, financial settlement and e-commerce applications. It should enable us to more efficiently and effectively configure customer-specific solutions.

        Our Matrix technology will expand the benefits our global hardware and network infrastructure give us. By implementing consistent technology solutions around the globe, we believe we are creating efficiencies for our own business, but more importantly for our customers.

        Traditionally, our logistics division generates lower revenues in August and in December as a result of summer and year-end holiday plant closures and slowdowns in manufacturing businesses.

  Regulatory Environment

  Mail regulation and concession

        Because of the importance of postal services to society, regulation is a significant factor in our Mail business. The mandatory undertaking of certain postal activities in the Netherlands, some of which are exclusive, is assigned to the company in the Postal Act.

  International postal regulation

  Universal Postal Union (UPU)

        The Universal Postal Union (UPU) is a specialised agency within the United Nations framework. It is responsible for the regulation of cross-border postal services. Practically all nations are members of UPU. The international provisions for cross-border postal services are laid down in the Universal Postal Convention. In the Universal Postal Convention, UPU has also established an international system for mutual payments for the delivery of cross-border letter mail, known as the terminal dues system. The purpose is to compensate the destination country's public postal operator for delivering international letter post. A different compensation scheme with similar purposes exists for parcel mail.

        At its 1999 congress, UPU adopted changes to the terminal dues system, which became effective on 1 January 2001. These changes introduced different remuneration levels for industrialised countries and developing countries, thus recognising the different distribution cost levels that exist between those two categories of countries. However, the system does not adequately reflect the costs of delivery as it is based on a fixed rate per kilogram while these costs are essentially a function of the number of postal items per kilogram. Neither does the system contain financial incentives to improve the quality of service.

        Mindful of the shortcomings of the UPU terminal dues system, in 1996 European postal operators entered into a separate agreement. This so-called "REIMS" agreement provided for a more adequate terminal dues system between industrialised countries, based on ultimately 80% of domestic first-class rates for single items depending on the quality of service.

        In 1997, however, the REIMS partners, with the exception of TPG, amended the agreement, altering the implementation of quality of service standards and introducing a faster rate of increase over the years of terminal dues to be paid as compared to the original agreement. In 1999, the European Commission approved this "REIMS II" agreement through 31 December 2001, but under explicit and strict conditions. Specifically, continuation after 2001 and final increases of the highest terminal dues rates (i.e. Level 1) above 70% of domestic tariffs were made subject to supporting argumentation. The REIMS II partners have applied for the above extension, but so far the European Commission has not given its approval.

        We did not enter into the REIMS II agreement because it does not contain a strong incentive/penalty system that would guarantee improvement of the quality of service. Instead, we have concluded commercially oriented bilateral agreements with most of the European postal operators. Negotiations are ongoing with the remaining European operators to strike a proper balance between costs and quality of service.

  European Union postal regulation

        In 1997, the Council of European Ministers and the European Parliament adopted a Postal Directive, for the development of the internal European Union market of postal services and the improvement of quality of service. The 1997 Postal Directive, which became effective in 1998, sets out a harmonised set of minimum obligations for the universal postal service (Mandatory Postal Services) regarding service levels, rates, and cost and revenue accounting principles, as well as quality of service standards, with which all member states must comply.

        The 1997 Postal Directive also defines the maximum scope of postal services the European Union member states are permitted to reserve for the national public postal operators (Reserved Postal Services). Member states are permitted to reserve postal services for domestic and cross-border mail. This reservation is limited to a weight of 350 grams per item of correspondence at a price of less than five times the public rate in the first weight step (0-20 grams).

        In May 2000, the European Commission submitted a proposal to amend the 1997 Postal Directive with a view to achieving further liberalisation of the postal sector and reduction of the reserved area. However, due to continuing political differences among the European Union member states and in the European Parliament, discussion on the proposal is still ongoing.

        In October 2001, the European Council of Ministers reached a compromise which substantially weakened the original European Commission proposal. The compromise text lacks a final date for full liberalisation of the postal market (originally planned for 2007) and contains only the following steps:

  •
  2003: reserved service up to 100 grams / three times the price for items of correspondence and direct mail; outgoing cross-border items of correspondence and direct mail no longer reserved, but with possibility of derogation for certain countries.

  •
  2006: reserved service up to 50 grams / two-and-a-half times the price for items of correspondence and direct mail;

  National postal regulation

        The Netherlands implemented the 1997 Postal Directive in its revised Postal Act of 28 October 1999. The Postal Act requires TPG to perform the Mandatory Postal Services in the Netherlands, and it confers to us exclusive rights for some of these services (Reserved Postal Services).

        The parliament also enacted a new Postal Decree, which specifies the services that are part of the Mandatory Postal Services and defines the scope of the Reserved Postal Services. The combination of these mandates and exclusive rights are commonly called the "Postal Concession". The Postal Concession is performed by our subsidiary Royal TPG Post B.V.

        Furthermore, the government has amended the existing General Postal Regulations Decree, which specifies our obligations regarding the performance of Mandatory Postal Services and the transparency of the financial accounting of these services.

        The Postal Act, the Postal Decree and the General Postal Regulations Decree became effective on 1 June 2000. According to the implementation of the changed 1997 European Union Postal Directive, the General Postal Regulations Decree was changed in November 2002 effective as of 1 January 2003.

        In 1997 the government established an independent Supervisory Authority for Post and Telecommunications, OPTA. The responsibility for supervising our performance of the Mandatory Postal Services lies with OPTA.

        In 2002 the responsibility for postal regulation was transferred from the Ministry of Transport, Public Works and Water Management to the Ministry of Economic Affairs.

  The postal concession

  Mandatory Postal Services

        The domestic Mandatory Postal Services mainly consist of the conveyance against payment of standard single rates of the following postal items:

  •
  items of correspondence and printed matter with a maximum weight of 2 kilograms; and

  •
  postal parcels (containing goods) with a maximum individual weight of 10 kilograms.

        In addition, bulk mail of items of correspondence up to an individual weight of 100 grams, which are conveyed against separately agreed rates, are part of the Mandatory Postal Services. Mandatory Postal Services also cover services for registered and insured items and rental of post office boxes.

        For international inbound and outbound mail, in accordance with the rules of the UPU, Mandatory Postal Services comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of 2 kilograms and of postal parcels with a maximum individual weight of 20 kilograms.

        In addition, Mandatory Postal Services cover the postal services regulated by UPU.

  Reserved Postal Services

        Under the Postal Act and the Postal Decree, the Reserved Postal Services include the following exclusive rights:

  •
  The conveyance of domestic and inbound international items of correspondence with a maximum weight of 100 grams at a rate of less than three times the standard single rate for the lowest weight class of 20 grams (currently three times € 0.39 = € 1.17). The exclusive right for the conveyance of outbound international items of correspondence has been abolished.

  •
  The exclusive right to place letter boxes intended for the public alongside or on public roads.

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

        With respect to service levels, the decree requires us to provide a level of service that complies with modern standards, to provide nationwide services and to perform a delivery round every day, except for Sundays and public holidays. We are required to deliver not less than 95% of all domestic items of correspondence the day after the day of posting, not including Sundays and public holidays. We are required to maintain a network of service points (post offices, agents) for the access of the general public to the services. With respect to rates, we are required to set rates being transparent, non-discriminatory and uniform. However, volume discounts for items of correspondence may be granted and specific prices and conditions may be negotiated with high-volume users. We must submit proposed rate changes to OPTA, which evaluates whether the proposed changes are in accordance with the price cap system.

        The price cap system measures tariff developments in two different baskets of services, a "total basket" and a "small users basket." The total basket comprises domestic Mandatory Postal Services provided to all customers. The small users basket comprises a selection of the total basket of domestic Mandatory Postal Services that is representative for consumers and small business users.

        The price cap system uses a weighing factor for each service in both baskets. The levels of the indices for both baskets does not exceed the official national index of wages for employees in the market sector.

        The results of the current price cap system were to be evaluated in 2002. On 18 November 2002, the Ministry of Economic Affairs decided that tariffs controlled by the current price cap system will be frozen until the end of 2006. The Ministry of Economic Affairs has clarified that—in the event postal services would become subject to value added tax between 1 January 2003 and 1 January 2007—a change of the frozen tariffs corresponding with the resulting tax burden will be allowed. This decision to freeze the tariffs controlled by the price cap system will not directly affect the increase of tariffs that had already been communicated to OPTA by the end of October 2002. All tariffs in the fully liberalised part of the Dutch postal market are outside the price cap system and are not affected by this decision.

        The Dutch government also announced it's intention to fully liberalise—conditional on similar deregulation measures being implemented in the United Kingdom and Germany—the mail market in the Netherlands in 2007 as TPG had proposed earlier in the year. Discussions on the path to liberalisation have started and are expected to lead to further regulatory clarity later in 2003.

        The legal framework in respect of price control of postal services, currently included in the General Postal Regulations Decree has to be amended in order for the freeze of the relevant tariffs to become effective. This amendment is expected to be completed early 2003 and will be effective as of 1 January 2003. It will continue until 1 January 2007. As of 1 January 2007, it will be replaced by a renewed tariff regulation system. Although the outline of this new system has not yet been decided upon, the Ministry of Economic Affairs has indicated that the government of the Netherlands has the intention to opt for a system which include a form of regulation of returns on postal services, if at that time TPG will continue to benefit from a legal monopoly on certain postal services.

  Rates development and wages

        The development of the indices from the base year is illustrated below.

        We are also required to comply with several specific obligations on reporting and financial accounting.

        Our obligations on reporting include the establishment of an annual report on the performance of the Mandatory Postal Services, providing, inter alia, an overview of the financial results of the Mandatory Postal Services. This reporting must be reviewed by an independent auditor appointed by OPTA.

        Our obligations on financial accounting require us to maintain separate financial accounts within our internal financial administration for Mandatory Postal Services. This separate accounting must be broken down into Reserved Postal Services and other Mandatory Postal Services and must be separated from the accounting of our other activities. Every year, we must submit to OPTA a declaration of an independent auditor, to be appointed by OPTA, which declares that our financial accounting system complies with the above obligation.

        Underlying this accounting system and the financial reports to OPTA there is a revised system for allocating costs and revenues to the different types of services. This revised system for allocating the revenues and costs must comply with the accounting rules laid down in the 1997 Postal Directive and was submitted to OPTA for approval. OPTA formerly approved the new system, but stipulated in its approval decision certain additional obligations, which, in our opinion, for the most part went beyond the competence of OPTA. After a formal complaint procedure and an appeal to the competent court, the District Court in Rotterdam has set aside some of the more important additional obligations imposed by OPTA and ordered OPTA to revise their additional obligations accordingly. See "Item 8—Legal Proceedings—OPTA proceedings". Both OPTA and TPG Post have appealed to a court of appeal. It is anticipated that the court of appeal will commence the review of this case not before the spring of 2003.

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

        We are also subject to the competition rules in the Agreement on the European Economic Area, which corresponds to the rules of EU competition law. The EEA rules for competition are enforced by the European Commission and the EFTA Surveillance Authority. See "Item 3—Key Information—Risk Factors—Unfavourable decisions of competition authorities concerning joint ventures or acquisitions could restrict our growth and ability to compete in the market for mail, express and logistics services".

  Dutch competition law

        The provision of all services, including the Mandatory Postal Services, by us within the Netherlands falls within the scope of the Dutch Competition Act.

        The Dutch Competition Act stipulates for enterprises on the Dutch market a similar structure and set of rules as the rules of EC competition law on the prohibition of cartels, the prohibition of abuse of a dominant position and the preventive control on mergers. Compliance with the Dutch Competition Act is monitored by a separate administrative authority within the Dutch Ministry of Economic Affairs, the Dutch Competition Authority.

  Significant Subsidiaries

        TPG N.V. is the parent company of the group. The following table sets forth, as of February 2003, the name and jurisdiction of incorporation of our significant subsidiaries.

Company	Country	Equity interest
Royal TPG Post B.V.	Netherlands	100
TNT Holdings B.V.	Netherlands	100
TNT Holdings Deutschland GmbH	Germany	100

  Property, Plants & Equipment

        We use approximately 1,855 buildings. There are 549 pre-sorting and main sorting centers and distribution depots for the mail division. For the express division 891 depots, road and air hubs are in use. In addition, 415 warehouses are in use for the logistics division. Land and buildings had a book value of € 996 million on 31 December 2002.

        No material portion of our properties is subject to any encumbrances.

        Our principal facilities are as follows:

  Mail division

Location	Owned/leased	Principal Use	Site Area
Amsterdam-Schiphol, the
Netherlands	Leased	Sorting center (international mail)	13,125 sq. meters
Amsterdam, the Netherlands	Owned	Sorting center (letters)	48,970 sq. meters
's-Hertogenbosch, the Netherlands	Owned	Sorting center (letters)	49,460 sq. meters
Leidschendam, the Netherlands	Owned	Sorting center (letters)	48,110 sq. meters
Nieuwegein, the Netherlands	Owned	Sorting center (letters)	57,530 sq. meters
Rotterdam, the Netherlands	Owned	Sorting center (letters)	40,240 sq. meters
Zwolle, the Netherlands	Owned	Sorting center (letters)	56,560 sq. meters
Amsterdam, the Netherlands	Owned	Sorting center (parcels)	31,460 sq. meters
Dordrecht, the Netherlands	Owned	Sorting center (parcels)	28,250 sq. meters
Zwolle, the Netherlands	Owned	Sorting center (parcels)	32,210 sq. meters
Arnhem, the Netherlands	Owned	Sorting center (registered mail)	48,920 sq. meters

  Express division

Location	Owned/leased	Principal Use	Site Area
Liège, Belgium	Leased	Maintenance Hangar & Tay HO	5700 sq. meters
Liège, Belgium	Owned	Hub & office	52610 sq. meters
Wiesbaden, Germany	Owned	Sorting center and road hub	65,500 sq. meters
Arnhem, the Netherlands	Owned	International road hub	66,000 sq. meters
Kingsbury, United Kingdom	Owned	Sorting center and road hub	68,000 sq. meters
Northampton, United Kingdom	Owned	International road hub	33,665 sq. meters
Atherstone, United Kingdom	Owned	Sorting and IT center and hub	65,600 sq. meters
Garonor, France	Leased	Sorting centre and road hub	16,703 sq. meters

  Logistics division

        Our logistics division manages 415 warehouses, representing 6,257,000 square meters mainly leased and none of which are considered principal facilities.

  Capital Expenditure

        Our projected capital expenditures in property, plant and equipment for 2003 are estimated to be approximately € 450 million. We expect that net cash provided by operating activities and disposals will be sufficient to fund these expenditures. For a description of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Other Explanatory Notes—Capital Expenditure on Property, Plant and Equipment".

Item 5: Operating and Financial Review and Prospects

  Overview

        The information in this item should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this document. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). For a description of the significant differences between Dutch GAAP and US GAAP that affect the determination of our net income and shareholders' equity, see note 30 of our consolidated financial statements.

        TPG provides a wide range of mail, express and logistics services worldwide. These services involve the collection, storage, sorting, transport and distribution of a wide variety of items for our customers within specific time-frames and can be enhanced by our related data and document management services. Our group is comprised of three reporting segments: our mail division, our express division, and our logistics division.

        2002 was a challenging year for TPG. Our mail division delivered a strong performance despite a continued decline in addressed Mail Netherlands volumes. Our express division realised higher revenues and improved operating margins by providing simplified, no-discount tariffs to small and medium-sized customers and achieving further operating efficiencies. Our logistics division won some significant large new contracts during the year but faced pressure on margins and a lengthening of the time required to implement larger contracts.

        During 2002, our main acquisitions and their respective acquisition costs were, for our mail division, an 80% interest in Cerilly (€9 million), for our express division, Bleckmann (€12 million), and for our logistics division, Transports Nicolas (€38 million) and a 50% joint venture with DSV A/S, TNT DFDS Logistics (€25 million).

        Our businesses experience seasonal effects. Our mail and express businesses are affected by public and local holiday patterns, with the mail business being especially affected by the distribution of Christmas greeting cards and parcels during December. Our logistics division has historically generated lower revenues in August and December, as a result of summer and year-end plant closures and slowdowns in manufacturing businesses during this time.

        Key factors that affect our results of operation include: the volumes of mail we deliver; the number of shipments transported through our networks; the mix of services we provide to our customers; the prices we obtain for our services; our ability to manage our cost structure for capital expenditures and operating expenses; and our ability to match our operating costs to shifting volume levels.

        We use operating revenues to assess the performance of our divisions as we believe that other operating revenues are a recurring element to review the performance of our divisions. Other operating revenues include the sale of real estate and redundant assets after contract termination.

        We also use earnings from operations (operating income excluding goodwill amortisation) to assess the performance of our divisions. We believe this is a useful measure as this is a closer approximation of operating free cash flow, which is consistent with the way we manage our business from a value-based management perspective. We also believe that this measure is consistent with the way some of our peers present their performance.

        Operating transactions are attributed to each division based on the underlying nature of the transaction and the division involved. Operating transactions not allocated to divisions, labelled "non-allocated", are of corporate nature or not considered part of the divisions' operations. This allocation methodology is consistent with how we internally manage our businesses.

        As reported in 2001, we implemented changes in accounting principles in respect of the treatment of restructuring and reorganisation provisions and pension liabilities effective as of 1 January 2001. For comparative purposes, total operating expenses, total operating income and net income for the period ended 31 December 2000 have been restated where they serve as comparative figures for our results in later years. The effect of these changes is discussed in the section on "Accounting principles for consolidation, balance sheet, statement of income and cash flow statement" in our consolidated financial statements.

        For information regarding government policies and regulatory developments that affect or could affect our operations, see "Item 3—Risk Factors" and "Item 4—Information on the Company—Regulatory Environment".

        Movements in foreign currencies significantly affect our consolidated net income. See "Item 11—Quantitative and Qualitative Disclosures of Market Risk" for more details.

        The critical accounting policies and estimates that may significantly affect our results are discussed at the end of this section.

  Results of Operations

  Group Results

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except percentages and per share data)
Total operating revenues	12,371	11,782	5.0	11,218	12.9	9,936
Total operating expenses	(11,260)	(10,724)	(5.1)	(10,201)	(11.9)	(9,115)
Total operating income	1,111	1,058	4.0	1,017	23.9	821
Gross margin (%)	9.0	9.0		9.1		8.3
Net financial (expenses)	(114)	(108)	(16.1)	(93)	(55.0)	(60)
Income taxes	(358)	(341)	(1.8)	(335)	(18.8)	(282)
Results from investments in affiliated companies	(5)	(5)	(400.0)	(1)	75.0	(4)
Minority interests	(5)	(5)	(66.7)	(3)	(50.0)	(2)
Net income	629	599	2.4	585	23.7	473
Net income per diluted ordinary share/ADS	1.32	1.26	2.4	1.23	24.2	0.99

*
Restated to reflect changes in accounting principles.

  Operating revenue by division

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000 €
	(in millions, except for percentages)
Mail	4,205	4,005	2.8	3,896	5.1	3,706
Express	4,618	4,398	6.3	4,139	(0.1)	4,145
Logistics	3,558	3,389	8.4	3,125	43.4	2,179
Non-allocated	37	35	(69.6)	115	379.2	24
Inter-company eliminations	(47)	(45)	21.1	(57)	51.7	(118)

Total operating revenues	12,371	11,782	5.0	11,218	12.9	9,936

  Earnings from operations by division

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Mail	844	804	2.9	781	9.5	713
Express	266	253	51.5	167	7.1	156
Logistics	157	150	(16.7)	180	63.6	110

Total earnings from operations	1,267	1,207	7.0	1,128	15.2	979
Amortisation of goodwill	(161)	(154)	(10.8)	(139)	(41.8)	(98)
Non-allocated operating income (expense)	5	5	(82.1)	28	146.7	(60)

Total operating income	1,111	1,058	4.0	1,017	23.9	821

*
Restated to reflect changes in accounting principles.

  Group Operating Revenues

2002

        In 2002, our total operating revenues increased by €564 million to €11,782 million, rising 5.0% compared to 2001. Of this increase, 19.3% related to our mail division, 45.9% related to our express division, 46.8% related to our logistics division, and the remaining negative 12.0% was attributable to changes in non-allocated items and inter-company eliminations. As a result of existing business growth and acquisitions, the distribution of revenues continued to develop in line with our strategy of becoming more evenly spread over our three divisions. Our existing businesses were responsible for total operating revenue growth of 3.4%, while acquisitions accounted for 3.1%; this was partly offset by a 1.5% decrease attributable to unfavourable changes in foreign exchange rates. The effect of unfavourable changes in foreign exchange rates was mainly due to the appreciation of the euro against the US dollar, the Australian dollar, the Canadian dollar and the UK pound.

2001

        In 2001, our total operating revenues increased by €1,282 million (12.9%) to €11,218 million compared to 2000. Of this increase, 14.8% related to our mail division, -0.5% related to our express division, 73.8% related to our logistics division, and the remaining 11.9% was attributable to changes in non-allocated items and inter-company eliminations. Our existing businesses were responsible for total operating revenue growth of 5.0%, and acquisitions accounted for 8.8%, which were partly offset by a 0.9% decrease attributable to unfavourable changes in foreign exchange rates. The effect of unfavourable changes in foreign exchange rates was mainly due to the appreciation of the euro against the Australian dollar, the Canadian dollar and the UK pound.

  Group Operating Expenses

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Cost of materials	582	554	9.3	507	19.0	426
Work contracted out and other external expenses	5,050	4,810	4.6	4,600	11.2	4,137
Salaries and social security contributions	4,228	4,027	5.0	3,836	18.8	3,230
Depreciation, amortisation and impairments	515	490	12.1	437	27.4	343
Other operating expenses	885	843	2.7	821	(16.1)	979

Total operating expenses	11,260	10,724	5.1	10,201	11.9	9,115

*
Restated to reflect changes in accounting principles.

2002

        In 2002, total operating expenses increased by €523 million (5.1%) compared to 2001. Our gross margin declined from 9.1% in 2001 to 9.0% in 2002. The underlying growth in operating expenses of existing businesses was 3.2%, the increase due to acquisitions was 3.4%, and changes in foreign exchange rates had a favourable effect of -1.5%.

        Total cost of materials increased by €47 million (9.3%) in 2002 compared to 2001. Acquisitions effective in 2001 (including Advanced Logistics Services SpA, Circular Distributors Ltd., Directview and Lason UK Ltd) and 2002 (including DIMAR, Cerilly, Bleckmann, Transports Nicolas, and our 50% joint venture with DSV A/S, TNT DFDS Transport Logistics) contributed 7.1% to the increase. A 3.8% increase was primarily revenue-related and reflected existing business growth, especially in our Express and Logistics divisions. Favourable changes in foreign exchange rates offset these cost increases by €8 million (-1.6%).

        Work contracted out and other external expenses relate to fees paid for external sub-contractors, consultants, rent and leases. Total work contracted out and other external expenses increased by €210 million (4.6%) in 2002 compared to 2001. Acquisitions in 2001 (including Advanced Logistics, Circular Distributors and Lason) and 2002 (including Bleckmann, Transports Nicolas and TNT DFDS Transport Logistics) contributed €133 million (2.9%) to the increase. The remaining €159 million increase (3.5%) was primarily revenue related and reflected existing business growth, especially in our express and logistics divisions. Favourable changes in foreign exchange rates offset these cost increases by €82 million (-1.8%).

        Salaries and social security contributions increased by €191 million (5.0%) in 2002 compared to 2001. The increase is partly (1.6%) related to acquisitions (€60 million). Existing business growth contributed €182 million (4.7%) to the increase and was mainly due to a 3.5% increase in the average number of full-time employee equivalents together with wage increases required under our various collective labour agreements. Favourable changes in foreign exchange rates offset these cost increases by €51 million (-1.3%).

        Depreciation, amortisation and impairments in 2002 increased by €53 million (12.1%) compared to 2001. Of this increase, €37 million (8.5%) was due to an increase in regular depreciation charges, as a result of additional investments in property, plant and equipment and other intangibles. During the year we recognised various small impairments totalling €1 million (0.2%). An additional €15 million (3.4%) was due to higher amortisation of goodwill from acquisitions. The higher amortisation of goodwill was primarily related to the acquisitions of Cerilly, Bleckmann, and Transports Nicolas as well as our TNT DFDS Transport Logistics joint venture. In addition, amortisation of goodwill was higher in 2002 as a result of several 2001 acquisitions (Directview, Advanced Logistics, Circular Distributors and Lason) as this expense in 2001 included less than a full year of amortisation charges for these acquisitions. The first-time consolidation of acquisitions accounted for a €6 million (1.4%) increase in depreciation. Changes in foreign exchange rates offset these cost increases by €6 million (-1.4%).

        Other operating expenses include items such as marketing expenses, restructuring costs, bad debt expenses, insurance costs, and various other operating costs. Other operating expenses increased by €22 million (2.7%) in 2002 compared to 2001 due primarily to the €111 million (13.6%) impact of acquisitions, offset by other operating expenses in our existing operations, which were €79 million (-9.7%) lower than in 2001 due to continued efforts to reduce our costs. Favourable changes in foreign exchange rates mitigated the increase by €10 million (-1.2%).

2001

        In 2001, total operating expenses increased by 11.9% compared to 2000. The gross margin improved from 8.3% on a restated basis in 2000 to 9.1% in 2001. Total operating expenses, before amortisation of goodwill and non-allocated items, increased by 12.6%. The underlying growth of existing business accounted for 4.0% and the increase due to acquisitions was 9.6%, which were partly offset by changes in foreign exchange rates (-1.0%).

        Total cost of materials together with work contracted out and other external expenses increased by 11.9% (€544 million) in 2001 compared to 2000. Acquisitions in 2000 (including CTI Logistx) and 2001 (including Advanced Logistics, Circular Distributors and Lason) contributed €516 million to the increase. The remaining part of the increase (€75 million) was primarily revenue related and reflected existing business growth, especially in our express and logistics divisions. The changes in foreign exchange rates mitigated the increase by €47 million.

        Salaries and social security contributions increased by 18.8% (€606 million) in 2001 compared to 2000. The increase was partly (8.0%) caused by acquisitions (€258 million). The balance was mainly due to an increase in the average number of full time employee equivalents together with increases in wages required under our collective labour agreements.

        Depreciation, amortisation and impairments increased by 27.4% in 2001 (€94 million) compared to 2000. Of this increase, €53 million was due to an increase in regular depreciation charges, which was due to additional investments in property, plant and equipment. The first-time consolidation of acquisitions accounted for €22 million of this increase in depreciation. Another €41 million was due to higher amortisation of goodwill due to acquisitions. The higher amortisation of goodwill was primarily related to the acquisitions of Advanced Logistics, Circular Distributors and Lason. In addition, amortisation of goodwill was higher in 2001 as a result of several acquisitions made in 2000, including Mendy Développement S.A., Taylor Barnard Holdings Ltd and CTI Logistx, as this expense in 2000 included less than a full year of amortisation charges for these acquisitions.

        Other operating expenses include items such as marketing expenses, restructuring costs, bad debt expenses, insurance costs, and various other operating costs. Other operating expenses decreased by €158 million (-16.1%) in 2001 compared to 2000.

  Group Operating Income

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Mail	813	774	1.6	762	10.6	689
Express	204	194	76.4	110	8.9	101
Logistics	89	85	(27.4)	117	28.6	91
Non-allocated operating income (expense)	5	5	(82.1)	28	146.7	(60)

Total operating income	1,111	1,058	4.0	1,017	23.9	821

*
Restated to reflect changes in accounting principles.

2002

        Operating income increased by €41 million (4.0%) in 2002 compared to 2001. This was due primarily to improved operating income for our mail division (€12 million) and express division (€84 million), offset by a decrease in operating income for our logistics division (€32 million). The remaining €23 million decrease in total operating income was attributable to non-allocated items.

        Acquisitions effective in 2001 (including Advanced Logistics, Circular Distributors, Directview and Lason) and 2002 (including DIMAR, Cerilly, Bleckmann, Transports Nicolas, and our TNT DFDS Transport Logistics joint venture) had a positive effect on our operating income of €34 million. Foreign currency movements during the year had a negative €10 million affect on our operating income.

2001

        In 2001, operating income increased by €196 million (23.9%) compared to 2000. This was due primarily to improved operating income for our mail division (€73 million), express division (€9 million) and our logistics division (€26 million). The remaining €88 million increase in total operating income was attributable to non-allocated items.

  Group Financial Income and Expenses

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Interest and similar income	22	20	(23.1)	26	8.3	24
Interest and similar expenses	(136)	(128)	(7.6)	(119)	(41.7)	(84)

Net financial expense	(114)	(108)	(16.1)	(93)	(55.0)	(60)

*
Restated to reflect changes in accounting principles.

2002

        In 2002, net financial expense amounted to €108 million, a 16.1% increase compared to €93 million in 2001. This €15 million increase was due to higher financial expense by €9 million and lower financial income by €6 million.

        The €9 million increase in interest and similar expenses in 2002 compared with 2001 included €7 million due to the replacement of short-term, variable-rate funding by the issuance of long-term fixed-rate debt, €2 million due to an increase in average net debt and €2 million of other smaller items. These factors were partly offset by a €2 million reduction in financial expense due to lower short-term interest rates.

2001

        In 2001, net financial expense amounted to €93 million compared to €60 million in 2000. This €33 million increase was due to higher financial expenses of €35 million, partly offset by €2 million higher financial income.

        For 2001, the increase in financial expenses of €35 million was due to the full-year impact of financing of two significant acquisitions in 2000 (CTI Logistx and Taylor Barnard Holdings Ltd) together with 2001 acquisitions (Circular Distributors, Lason and Advanced Logistics).

  Group Income Taxes

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Current tax expense	375	357	7.9	331	43.9	230
Changes in deferred taxes (excl. acquisitions) and foreign exchange rate effects	(17)	(16)	(500.0)	4	(92.3)	52

Total income taxes	358	341	1.8	335	18.8	282

*
Restated to reflect changes in accounting principles.

2002

        For 2002, income taxes amounted to €341 million (2001: €335 million), or 35.9% (2001: 36.3%) of income before income taxes. €88 million (€48 million in 2001) of our total income taxes related to tax authorities outside the Netherlands. Income before income taxes amounted to €713 million earned in the Netherlands and €237 million earned outside the Netherlands.

        Current tax expense amounted to €357 million (2001: €331 million). The difference between the income taxes shown in our statements of income and the current income tax expense is due to timing differences. The timing differences are recognised as deferred tax assets or deferred tax liabilities.

        In 2002, the statutory corporate income tax rate in the Netherlands decreased to 34.5% from 35.0% in 2001. The lower 2002 statutory corporate income tax rate decreased total income taxes by approximately €4 million. Our 35.9% effective income tax rate in 2002 was 1.4% higher than the statutory corporate income tax rate of 34.5% in the Netherlands. In 2001, the effective income tax rate of 36.3% was 1.3% higher than the statutory corporate income tax rate of 35.0% in the Netherlands. The effective income tax rate difference is due to permanent differences such as non-deductible amortisation of goodwill, non- and partly-deductible costs, exempt income and different income tax rates in other countries.

        The total accumulated losses that were available for carry-forward at the end of 2002 amounted to €836 million (2001: €762 million). With these losses carried forward, future tax benefits of €278 million (2001: €256 million) could have been recognised. Deferred tax assets are recognised if it is more likely than not that they can be offset against taxes payable in future years. As a result, we recorded deferred tax assets of €133 million at the end of 2002 (2001: €97 million). We have not recognised €145 million (2001: €159 million) of the potential future tax benefits, mainly due to uncertainties regarding their realisation, such as the expiry of tax losses carried forward and legislative changes.

2001

        For 2001, income taxes amounted to €335 million (2000: €282 million), or 36.3% (2000: 37.1%) of income before income taxes. In that year, €48 million (2000: €47 million) of our total income taxes related to tax authorities outside the Netherlands. Profit before tax amounted to €799 million earned in the Netherlands and €125 million earned outside the Netherlands.

        The 2001 current tax expense amounted to €331 million (2000: €230 million). The difference between the income taxes shown in our statements of income and the current income tax expense was due to timing differences. The timing differences are recognised as deferred tax assets or deferred tax liabilities.

        Our 36.3% effective income tax rate in 2001 was 1.3% (2000: 2.1%) higher than the statutory corporate income tax rate of 35% in the Netherlands. The difference is due to permanent differences such as non-deductible amortisation of goodwill, non- and partly- deductible costs, exempt income and different income tax rates in other countries.

        The total accumulated losses that were available for carry forward at the end of 2001 amounted to €762 million (2000: €600 million). With these losses carried forward, future tax benefits of €256 million (2000: €207 million) could have been recognised. Deferred tax assets are recognised if it is more likely than not that they can be offset against taxes payable in future years. As a result of that we recorded deferred tax assets of €97 million at the end of 2001 (2000: €57 million). We did not recognise €159 million (2000: €150 million) of the potential future tax benefits, mainly due to uncertainties regarding their realisation, such as the expiry of tax losses carried forward and legislative changes.

  Group Results from Investments in Affiliated Companies

        In 2002, the results from investments in affiliated companies amounted to a loss of €5 million (losses of €1 million and €4 million in 2001 and 2000, respectively).

  Group Minority interests

        In 2002, the portion of our income that was attributable to our minority shareholders totalled €5 million (2001: €3 million; 2000: €2 million).

  Group Net Income

2002

        In 2002, net income increased by €14 million (2.4%) to €599 million compared to €585 million in 2001. The increase was primarily the result of the increase in operating income of €41 million (4.0%) partially offset by an increase in income taxes (€6 million), an increase in net financial expense (€15 million) and an increase in losses from investments in affiliated companies (€4 million). Income attributable to our minority shareholders increased by €2 million. The higher net financial expense was mainly due to the replacement of short-term, variable-rate funding with long-term, fixed rate debt. In 2002, unfavourable foreign exchange effects accounted for negative €3 million of net income. Net income from continuing operations (net income excluding the gain on non-core disposals) increased with 5.4% from €555 million to €585 million.

2001

        In 2001, net income increased by €112 million (23.7%) compared to 2000. The increase in profit was primarily the result of the increase in operating income of €196 million (23.9%), partially offset by an increase in income taxes (€53 million), an increase in net interest expense (€33 million) and lower losses from investments in affiliated companies (€3 million). The higher net interest expenses were mainly due to the financing of acquisitions. Income attributable to our minority shareholders increased €1 million. In 2001, foreign exchange effects accounted for negative €5 million of net income.

   Prospects

        We expect medium to high single digit growth in terms of net income from continuing operations and excluding the additional pension costs, barring any further deterioration in global trading conditions. We expect low single digit net income growth in 2003 taking into account the additional pension costs.

  Recent Developments

        In October 2002, the Independent Supervisory Authority for Pensions and Insurance (PVK) requested that both our Dutch pension plans take appropriate measures to restore the coverage ratios (plan assets divided by plan liabilities measured in accordance with the accounting principles applicable to these plans) to the required minimum, taking into account the asset mix, of approximately 110% within a limited timeframe. In January 2003, the plans' independent management boards presented the PVK their intention to restore the coverage ratios to the required minimum level. Under our funding agreements with our Dutch pension plans, this will result in a request for additional funding (on top of the required salary base contributions) of an estimated €110 million, payable in 2003. As a result, expected total cash contributions for our defined benefit plans will amount to €260 million and the total liability for the defined benefit plans at year-end 2003 is estimated to be €525 million.

        We signed a heads of agreement with Securicor Holding B.V. to sell our 50% shareholding in Geldnet Holdings B.V., which specialises in the transport and processing of money and securities, the servicing of cash and ticket machines and the storage and distribution of securities and banknotes.

        We entered into two US$100 million interest rate swaps with a bank, one on 7 January 2003 and the other on 23 January 2003. Under the terms of these arrangements, we will receive fixed interest rates and pay variable interest rates until 5 December 2008.

        On 24 January 2003, our subsidiary TPG Post Holdings (Deutschland) GmbH in Germany acquired for approximately €2 million, 100% of the shares in Werbeagentur Fischer GmbH a Bergen, Bavarian-based unaddressed mail distribution company. The acquisition gives TPG access to a round-based delivery network covering 300,000 households in south-eastern Germany. Building on Royal TPG Post's existing unaddressed activities in North-West Germany, Berlin and Baden-Württemberg, this acquisition gives Royal TPG Post direct access to south-eastern Germany and establishes a stepping stone for further regional expansion.

        On 3 February 2003, we announced our plans to introduce two Boeing 737-300F aircraft to our Express European air network as replacements of other chartered-in aircraft. The Boeing 737s will be leased for an initial two years with an option to extend the agreement for a further three years.

        On 10 February 2003, S&P announced that it had put TPG on credit watch with negative implications. This action follows concerns by S&P regarding the pension liabilities of several European companies. A resolution of the action is expected at the end of March 2003.

        On 19 February 2003, we have reached an agreement with the trade unions on a first collective labour agreement (CLA) for the new position of mail deliverer. This is a new position that is part of the plans for a restructured mail distribution organisation in the Netherlands and that is different from the job of the mail carrier. The new CLA is an important step in the realisation of the cost flexibility programme, that is being implemented.

   Operating Results by Division

Mail

Mail operating revenues

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000 €
	(in millions, except for percentages)
Mail Netherlands	2,925	2,785	0.8	2,763	2.7	2,690
Cross-border mail	683	651	(0.5)	654	0.0	654
European Mail Networks	377	359	17.7	305	33.2	229
Data and Document Management	220	210	20.7	174	30.8	133

Total operating revenues	4,205	4,005	2.8	3,896	5.1	3,706

Mail operating income

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Earnings from operations	845	804	2.9	781	9.5	713
% of Mail operating revenues	20.1	20.1		20.0		19.2
Amortisation of goodwill	(32)	(30)	(57.9)	(19)	20.8	(24)

Operating income	813	774	1.6	762	10.6	689

*
Restated to reflect changes in accounting principles.

Mail productivity statistics

	Year ended 31 December
	2002	2001	2000
Addressed postal items delivered by Mail Netherlands (millions)	5,521	5,562	5,608
Total postal items delivered in the Netherlands (millions)	6,871	7,119	7,022
Per Netherlands delivery address (items)	930	964	965
Per Mail Netherlands FTE(1) (items)	190,169	190,807	192,695
Per Netherlands inhabitant (items)	424	442	441
Number of working days	253	253	254
Postal items delivered per working day (millions)	27.2	28.1	27.7
Total operating revenues per FTE(1) (thousands of €)	92	90	94
Average percentage of national mail sorted automatically (%)	80	78	75

(1)
Our FTE (full-time employee equivalent) definition is based on a 37-hour work week.

Cross-border mail productivity statistics

	Year ended 31 December
	2002	2001	2000
Total cross-border mail volumes (thousands of kilograms)	90,691	86,063	89,141

  Mail Overview

        In a difficult business environment, in the Netherlands as well as internationally, our mail division delivered a strong performance with an operating revenue growth of 2.8% and a stable 20.1% earnings from operations as a percent of total mail operating revenue. Total mail earnings from operations increased 2.9%, despite a decline in addressed Mail Netherlands volumes of 0.7%. Excluding one-time mailings, addressed Mail Netherlands volumes fell by 3.0%. The quality of the next day mail delivery remained above the 95% government target for 2002.

        In 2002, our mail division adopted its new brand name, Royal TPG Post. During the year, we concluded two commercially oriented bilateral agreements with European postal operators and acquired an 80% interest in Cerilly, a European mail network company operating in Italy. Through its operating subsidiaries, Cerilly forms the second largest Italian direct mail deliverer (by volume) and adds significant mass to our existing Italian direct mail operations.

  Mail Operating Revenues

2002

        In 2002, operating revenues for our mail division increased by €109 million (2.8%) compared to 2001. The operating revenues of existing businesses increased by €40 million (1.1%) and acquisitions contributed €79 million (2.0%) to the growth in revenues. Foreign exchange effects partly offset this growth by €10 million (-0.3%).

        Mail Netherlands operating revenues increased €22 million (0.8%) compared to 2001. This increase was due to growth in our existing business as a result of positive price, product mix, and other effects, partly offset by a decline in addressed Mail Netherlands volumes. Positive price and product mix movements during the year contributed €51 million (1.8%) to operating revenue growth in Mail Netherlands. This was partly offset by a €12 million (-0.4%) decline in operating revenues that arose from the combination of fewer real estate transactions and the revenues from distributing euro coins. In 2002, the volume of total postal items delivered in the Netherlands decreased 3.5%. Declining volumes of addressed and unaddressed postal items accounted for 0.6% and 3.0%, respectively, of the total decrease of postal items delivered in the Netherlands, partly offset by 0.1% higher volumes of international receipts. The decline in postal item volumes was due primarily to the continued substitution by electronic media, the growth of electronic banking resulting in a reduction in the frequency of bank statement mailings and reduced demand for direct mail as a result of the slow economic growth. According to the Bureau Budget Controle in the Netherlands, the expenditure on printed media in the Netherlands declined between -2% and -7% in 2002. Addressed Mail Netherlands volumes dropped 41 million to 5,521 million (0.7%) in 2002, causing an adverse €17 million (-0.6%) effect on Mail Netherlands operating revenues. Included in the addressed Mail Netherlands volumes of 2002 is election mail and other new one-off business. Excluding this one-off business, addressed Mail Netherlands volumes decreased 3.0% in 2002 compared to a decrease of 0.8% in 2001.

        Cross-border mail operating revenues fell by 0.5% compared to 2001, caused primarily (-1.4%) by unfavourable foreign exchange movements in the US dollar and British pound against the euro. Our 51% Spring joint venture with Royal Mail Group and Singapore Post Pte Ltd. achieved positive revenue growth of 8.4%, while our Royal TPG Post international mail business suffered from a loss of volumes partly due to competition from electronic alternatives. The operating revenues of existing cross-border mail businesses declined €6 million (-0.9%), but was offset by the acquisition revenues related to the acquisition effect of Spring, which added €12 million (1.8%).

        In 2002, European Mail Networks operating revenues increased by €54 million (17.7%). The operating revenues of existing businesses increased by €20 million (6.6%), but was adversely affected by developments in Belgium, where local environmental taxes on unaddressed mail have resulted in volume decreases, and in Austria, as a result of fierce competition from the Austrian Post in the unaddressed business. All other countries showed solid volume and price development. Acquisitions accounted for an increase of €34 million (11.1%) in operating revenues due mainly to Circular Distributors in the UK, Cerilly in Italy, and Redmail in Austria.

        Our Data and Document Management operating revenues increased by €36 million (20.7%). Operating revenues from our existing operations increased €4 million (2.3%), but were wholly offset by the decline in direct mail volumes in Europe, which reduced the demand for data management activities. Our mailroom management activities continued to show good revenue growth. The acquisition effect of Lason, which was only included in our results for part of 2001, and the acquisition of DIMAR in the Czech Republic accounted for revenue growth of €33 million (19.0%). Overall operating revenue growth was further affected by a negative foreign exchange effect of €1 million (-0.6%).

2001

        In 2001, operating revenues for our mail division increased by €190 million (5.1%) compared to 2000. The operating revenues of existing businesses increased by €76 million (2.0%) and acquisitions contributed €114 million (3.1%) to the growth in operating revenues.

        In 2001 Mail Netherlands operating revenues increased by €73 million (2.7%) compared to 2000. This increase was due primarily to price increases in domestic and direct mail (€79 million), offset by lower addressed volumes (-0.8%) and negative mix effects (€32 million) in domestic and direct mail. Other net increases amounted to €26 million.

        Cross-border mail operating revenues remained at the same level in 2001 as in 2000. The operating revenues of existing businesses decreased €5 million (-0.8%) but was offset by a positive acquisition effect of €4 million (0.6%) and a positive foreign exchange effect of €1 million (0.2%).

        In 2001, European Mail Networks operating revenues increased by €76 million (33.2%). The operating revenues of existing businesses increased by €2 million (0.9%). Acquisitions accounted for an increase of €75 million (32.7%) mainly in the UK (Circular Distributors), the Czech Republic (Agentura pro Distribucia a Marketing s.r.o.) and Austria (the 100% consolidation of Gesellschaft für Werbemittelverteilung mbH). Unfavourable foreign exchange rate effects partly offset this growth by €1 million (-0.4%).

        Data and Document Management operating revenues increased by €41 million (30.8%) compared to 2000. The operating revenues of existing businesses increased by €6 million (4.5%) and the acquisition of Lason added €35 million (26.3%).

  Mail Operating Income

2002

        The mail division's operating income increased in 2002 by 1.6% to €774 million. Amortisation of goodwill in 2002 increased by 57.9% to €30 million primarily due to the acquisition of Cerilly in 2002 (€2 million) and the full year impact of the prior year's acquisitions; including Lason (€3 million), Redmail (€2 million) and Circular Distributors (€1 million). The mail division's earnings from operations increased in 2002 by €23 million (2.9%) to €804 million. The earnings from operations of existing businesses improved by €14 million (1.8%) through revenue growth and tighter cost controls. In addition, we recorded a number of provisions during the year, the cost of which was more than offset by the release of an accrual of terminal dues. Redundancy costs of €14 million were incurred in respect of restructuring our marketing and sales departments in the Netherlands and restructuring of our parcels business. Acquisitions accounted for an increase of €9 million (1.1%) due mainly to Circular Distributors in the UK, Cerilly in Italy, and Redmail in Austria. Overall earnings from operations as a percentage of mail operating revenues increased from 20.0% in 2001 to 20.1% in 2002.

2001

        The mail division's operating income increased in 2001 by 10.6% to €762 million. Amortisation of goodwill in 2001 decreased by 20.8% to €19 million primarily due to the divestment of businesses carrying goodwill, partly offset by the acquisition of Lason and Circular Distributors in 2001 and the full year impact of the prior year's acquisitions. The mail division's earnings from operations increased in 2001 by €68 million (9.5%) to €781 million. The increase in earnings from operations from existing businesses was €65 million (9.1%) consisting of a positive selling price effect of €107 million partly compensated by net cost increases of €13 million and negative other effects of €29 million. Acquisitions had a positive impact of €10 million (1.4%) and foreign exchange effects including the special drawing rights caused a decrease of €7 million (-1.0%).

Express

Express operating revenues

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Express Europe	3,806	3,625	7.6	3,368	2.0	3,303
Express International	812	773	0.3	771	(8.4)	842

Total operating revenues	4,618	4,398	6.3	4,139	(0.1)	4,145

*
Includes a reclassification of €20 million from Express International to Express Europe for improved comparison.

Express operating income

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Earnings from operations	266	253	51.5	167	7.1	156
% of Express operating revenues	5.8	5.8		4.0		3.8
Amortisation of goodwill	(62)	(59)	(3.5)	(57)	(3.6)	(55)

Operating income	204	194	76.4	110	8.9	101

*
Restated to reflect changes in accounting principles.

Express operating statistics

	Year ended 31 December
	2002	2001	2000
Total number of consignments (in thousands)	187,206	186,654	192,937
Total number of tons carried	3,322,051	3,232,123	3,204,757
Average number of working days	250	250	250
Number of depots/hubs	891	878	840
Number of vehicles*	19,335	19,330	19,126
Number of aircraft*	43	43	61

*
A substantial number of vehicles and aircraft are not owned by TPG but are leased or subcontracted.

  Express Overview

        In 2002 we realised higher revenues and improved operating margins by deploying a standard commercial policy focusing on charging no-discount, simplified tariffs to small and medium-sized customers, continuing to share best operating practices throughout our business, investing in operation and information systems aimed at further improving the quality of service we provide our customers, and significantly improving our Australian business's results.

        Our Australian business significantly improved during the year as evidenced by its return to profitability in the final weeks of 2002. For the year, its operating loss decreased 64% from €28 million in 2001 to €10 million in 2002, due primarily to reducing operating costs to match decreases in volumes; internally managing the previously out-sourced business administration, which consequently improved our customer retention and the collection of our trade receivables; focusing on servicing more profitable customers; and redesigning our operational infrastructure to improve our service quality.

        In January 2002, our express division acquired Bleckmann Group B.V., a leading provider of express distribution solutions for the fashion industry in continental Europe. In July 2002, we also entered into a six-year co-operation with Correos de Chile, the Chilean Post Office to develop new international and domestic express delivery services under shared brands for the Chilean market.

  Express Operating Revenues

2002

        Operating revenues of our express division increased by €259 million (6.3%) compared to 2001. The operating revenue attributable to existing business growth was €235 million (5.7%). Acquisitions accounted for a further €83 million (2.0%) in operating revenue growth; and unfavourable foreign exchange effects accounted for negative €59 million (-1.4%).

        In Europe operating revenues increased by €257 million (7.6%) compared to 2001. The growth in operating revenues from our existing business in Europe was €191 million (5.6%) in 2002 and most business units contributed to the increase in revenue which is a creditable achievement in the difficult economic conditions that prevailed for most of the year. This was achieved through a focus on higher margin small and medium-sized customers despite the volumes in this mature market being relatively stable. Acquisition effects in Europe accounted for €81 million (2.4%) of the increase in revenue due primarily to the Bleckmann Group B.V. acquisition in 2002 which contributed €83 million to the year on year revenue growth and the SDO acquisition in 2001 that increased revenue growth by a further €6m. These amounts were partly offset by €8 million from the decrease of revenues through the sale of our Mistral Air business in 2002. Unfavourable foreign exchange effects amounted to €15 million (-0.4%) mainly due to the weakening of the UK pound against the euro.

        International operating revenues increased by €2 million (0.3%) compared to 2001. This was achieved through a combination of pricing initiatives on loss-making large customers and focusing on higher margin small- and medium-sized customers. We eliminated much of our unprofitable volume in Australia as part of the turnaround process that occurred in 2002. Total operating revenue growth from our existing business in the rest of the world outside Europe was €44 million (5.7%) but excluding Australia the operating revenue growth from our existing business amounted to €78 million (21.4%), largely due to successful operations in the developing Asian market where our existing operations grew by €48 million. The Americas contributed €16 million to the growth in operating revenue of our existing business and the Middle East €14 million. Acquisitions contributed €2 million (0.3%) to the total operating revenue growth outside Europe. Unfavourable foreign exchange effects amounted to €44 million (-5.7%) mainly due to the weakening of the Argentine peso, Brazilian real, and various Asian currencies against the euro.

2001

        Operating revenues of our express division decreased by €6 million (-0.1%) compared to 2000. The growth in operating revenues of our existing business was €73 million (1.8%). Acquisition effects diluted growth by €15 million (-0.4%) and unfavourable foreign exchange effects accounted for €64 million (-1.5%).

        In Europe operating revenues increased by €65 million (2.0%) compared to 2000.

        European operating revenues from our existing business increased by €95 million (2.9%). Most of the geographic areas contributed to this growth with the exception of France and Benelux. Effective 1 January 2001, the French business no longer provided services for and on behalf of Chronopost S.A. customers, and that resulted in a decrease in revenue of €70 million (-2.1%). Excluding the above-mentioned item the underlying operating revenue growth from our existing business in Europe was €165 million (5.0%).

        Acquisition effects in Europe accounted for a €16 million decline in operating revenues (-0.5%) which is due primarily to the first full period consolidation of the 2000 joint venture with Swiss Post AG which contributed a €20 million(-0.6%) decrease over the preceding year. This was offset by a €4 million (0.1%) positive acquisition impact from the 2000 acquisition of the In-night Holding GmbH franchisees and the joint venture agreement with Luxembourg Post. Unfavourable foreign exchange effects amounted to €14 million (-0.4%).

        Operating revenues outside Europe decreased by €71 million (-8.4%) compared to 2000.

        Operating revenue from our existing business decreased by €22 million (-2.6%) mainly due to the under-performance in Australia where operating revenue reduced by €53 million (-6.3%) but also in the Americas region where operating revenues from our existing business declined by €4 million (-0.5%). Asia and the Middle East increased operating revenues by €26 million (3.1%) and €9 million (1.1%) from our existing businesses respectively. The acquisition of Traffic Express International Co. Ltd in Thailand contributed €1 million (0.1%) to the total growth in revenue. Unfavourable foreign exchange effects amounted to €50 million (-5.9%) mainly due to the weakening of the Australian dollar against the euro.

  Express Operating Income

2002

        The express division's operating income increased in 2002 by 76.4% to €194 million. Amortisation of goodwill in 2002 increased by 3.5% to €59 million primarily due to the acquisition of Bleckmann in 2002 (€1 million) and the full year impact of the prior year's acquisitions. The express division's earnings from operations increased in 2002 by €86 million (51.5%) to €253 million. The 2002 growth from existing businesses amounted to €82 million (49.1%), due primarily to continued focus on increasing the volume of business with higher margin small and medium-sized customers together with effective cost management. The most notable improvements in operating income came from the return of our Australian operations to profitability in the final weeks of the year and positive pricing initiatives in our France, Benelux and various smaller international operations. Acquisitions and the restructuring of our air network operations resulted in a €6 million (3.6%) increase in earnings that was partly offset by negative foreign exchange fluctuations which amounted to €2 million (-1.2%). Earnings from operations included a €12 million final settlement on the termination of a major contract. Overall earnings from operations as a percentage of Express operating revenues increased from 4.0% in 2001 to 5.8% in 2002.

2001

        The express division's operating income increased in 2001 by 8.9% to €110 million. Amortisation of goodwill in 2001 increased by 3.6% to €57 million primarily due to the full year impact of the prior year's acquisitions. The express division's earnings from operations increased in 2001 by €11 million (7.1%) to €167 million. The existing business growth amounted to €18 million (11.6%). Foreign exchange fluctuations were negligible and acquisitions accounted for a €7 million (4.5%) decline in growth. In 2001, earnings from operations included the impact of a settlement of €18 million in connection with the termination of a major contract.

Logistics

Logistics operating revenues

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000 €
	(in millions, except for percentages)
Total operating revenues	3,558	3,389	8.4	3,125	43.4	2,179

Logistics operating income

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Earnings from operations	157	150	(16.7)	180	63.6	110
% of Logistics operating revenues	4.4	4.4		5.8		5.0
Amortisation of goodwill	(68)	(65)	(3.2)	(63)	(231.6)	(19)

Operating income	89	85	(27.4)	117	28.6	91

*
Restated to reflect changes in accounting principles.

Logistics productivity statistics and volumes

	Year ended 31 December
	2002	2001	2000
Number of warehouses managed	415	341	392
Number of square meters managed (in thousands)	6,257	5,196	4,500

Logistics operating revenues per geographic region

	Year ended 31 December
	2002 €	% of Total	2001 €	% of Total	2000 €	% of Total
	(in millions, except for percentages)
Europe	2,423	71.9	2128	68.7	1,574	73.0
North America	704	20.3	767	24.5	415	19.1
Rest of world	262	7.8	230	6.8	190	7.9
Total	3,389	100.0	3,125	100.0	2,179	100.0
Number of countries of operation	36		29		26

Logistics operating revenues per industry

	Year ended 31 December
	2002 €	% of Total	2001 €	% of Total	2000 €	% of Total
	(in millions, except for percentages)
Automotive	1,284	37.9	1,313	42.0	1,002	46.0
Fast-moving consumer goods	655	19.3	505	16.2	127	5.8
High-tech and electronics	384	11.3	389	12.4	416	19.1
Publishing and media	238	7.0	211	6.8	201	9.2
Tyres	219	6.5	195	6.2	145	6.7
Other	609	18.0	512	16.4	288	13.2
Total	3,389	100.0	3,125	100.0	2,179	100.0

  Logistics Overview

        During 2002, our logistics division showed progress in expanding the geographic regions in which we operate through acquisitions and joint ventures that further consolidated our position as a global value-adding third-party logistics provider. In April, we acquired Transports Nicolas, a leading French logistics provider specialising in servicing the fresh products market of the fast-moving consumer goods sector. Transports Nicolas employs 1,500 staff operating in 13 locations totalling 94,000 m2 of warehouse space. In June we announced the start of our joint venture with Shanghai Automotive Industry Corporation Group, dedicated to automotive logistics service in China. In July, we set up a 50% joint venture in the Nordic region with DSV A/S, TNT DFDS Transport Logistics, which employs 700 staff and offers services in fast moving consumer goods, high-tech and automotive sectors. During the year, the termination of an automotive contract and related joint venture resulted in a gain.

  Logistics Operating Revenues

2002

        The logistics operating revenues increased by €264 million (8.4%) compared to 2001, despite the adverse economic environment.

        The operating revenue from existing business increased by €171 million (5.4%), primarily due to the start of our new joint venture in China and new contracts in Asia and the UK. Acquisitions of Advanced Logistics Services and Cargotech in 2001 and Transports Nicolas and the TNT DFDS Transport Logistics joint venture in 2002 contributed €190 million to the growth (6.1%). The termination of an automotive contract and related joint venture resulted in a gain of €15 million. Unfavourable foreign exchange effects were €97 million (-3.1%), as a result of the appreciation of the euro against other currencies especially in the Americas, United Kingdom and Asia.

        North American revenues fell 10.1% during 2002, although much of the lost revenue related to the reduction of low-margin freight management business (-3.4%), coupled with unfavourable foreign exchange effects (-5.6%).

        In line with our strategic objectives, the proportion of our logistics revenue generated from the automotive sector moved from 42.0% in 2001 to 37.9% in 2002, with new business in other sectors, particularly fast-moving consumer goods, diversifying our customer base.

2001

        The logistics operating revenues increased by €946 million (43.4%) compared to 2000. The operating revenues from existing business increased by €201 million (9.2%). Acquisitions contributed €771 million to the growth (35.4%), which was partly offset by unfavourable foreign exchange effects of €26 million (-1.2%).

        CTI Logistx (acquired in 2000) was the main contributor to the acquisition effect, accounting for an operating revenue increase of €391 million (18.0%) in the first eight months of 2001. The acquisition of Advanced Logistics Services in May 2001 contributed €159 million (7.3%) to the operating revenue growth of 2001. Other acquired companies accounted for €221 million (10.1%) of growth during 2001.

        The growth in operating revenues from existing business was predominantly generated in the UK, Continental Europe, Turkey and South America.

        In line with our strategic objectives, the proportion of our logistics revenue generated from the automotive sector moved from 46.0% in 2000 to 42.0% in 2001, with new business in other sectors, particularly fast-moving consumer goods, diversifying our customer base.

  Logistics Operating Income

2002

        The logistics division's operating income decreased in 2002 by 27.4% to €85 million. Amortisation of goodwill in 2002 increased by 3.2% to €65 million primarily due to the acquisition of Transports Nicolas and TNT DFDS Transport Logistics in 2002 (€2 million) and the full year impact of the prior year's acquisitions. The logistics division's earnings from operations in 2002 decreased by €30 million to €150 million (-16.7%). The decrease in earnings from operations from existing businesses was €41 million (-22.7%) and included the write-down of some assets and the recognition of provisions for onerous contracts. Unfavourable foreign exchange effects of €8 million (-4.6%) arose mainly from the Americas, Asia and the UK, and were partly offset by €19 million (10.6%) positive earnings contributions from acquisitions including the termination of a specific automotive contract and the related joint venture that resulted in a gain of €15 million. Overall earnings from operations as a percentage of Logistics operating revenues decreased from 5.8% in 2001 to 4.4% in 2002.

        The decline in earnings and margin can be attributed to several factors including unfavourable economic conditions, specifically in Europe, that resulted in some large customers delaying out-sourcing decisions and a decline in trading volumes with existing customers in which a portion of our costs are fixed. Another factor contributing to the decline included a combination of the recognition of unforeseen expenses, but these were largely offset by the positive impact of one-off gains and lower estimated future payments to settle current obligations. Lower utilisation of warehouse capacity on multi-user networks in the UK, France and Italy has also adversely affected trading results by reducing revenues without proportionately reducing costs. Despite the slowdown in the economy, operating margins have improved in North America due to the implementation of cost control measures coupled with contract profitability management.

2001

        The logistics division's operating income increased in 2001 by 28.6% to €117 million. Amortisation of goodwill in 2001 increased by 231.6% to €63 million primarily due to the full year impact of the prior year's acquisitions. The logistics division's earnings from operations in 2001 increased by €70 million to €180 million (63.6%). The increase was due to the contribution from acquisitions of €58 million (52.7%), existing business growth of €15 million (13.6%), partly offset by unfavourable changes in foreign exchange rates, which accounted for €3 million (-2.7%).

Other Non-Allocated Operating Revenue and Income

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Non-allocated operating revenue	37	35	(69.6)	115	379.2	24
Non-allocated operating income
Non-core disposals	15	14	(46.2)	26	73.3	15
Exceptional real estate gain	0	0	(100.0)	78		0
Business initiatives	(4)	(4)	86.7	(30)	(87.5)	(16)
Write-downs	0	0	100.0	(30)	30.2	(43)
Other costs	(6)	(5)	68.8	(16)	0.0	(16)
Total non-allocated operating income	5	5	(82.1)	28	146.7	(60)

*
Restated to reflect changes in accounting principles.

2002

        In 2002, the non-allocated operating revenue of €35 million includes €14 million in net proceeds, primarily from the sale of our 49.9% shareholding in a pension administration business and €14 million of revenues from our subsidiary, Global Collect B.V., a payment provider business.

        In 2002, non-allocated operating income amounted to a gain of €5 million. The largest element was the net profit on the sale of non-core businesses (€14 million), offset by €4 million of net costs for business initiatives in China and €5 million of other costs. Included in other costs is a release of a €10 million accrual with respect to various claims and litigations that were either settled without cost or for a lower amount.

2001

        In 2001, the non-allocated operating revenue of €115 million included a €26 million profit on the sale of non-core businesses (2000: €15 million), a €78 million profit on the sale of real estate, and €11 million (2000: €9 million) other operating revenues from non-core businesses, which included €10 million revenues from our subsidiary, Global Collect B.V..

        In 2001, non-allocated operating income amounted to a net gain of €28 million compared to a net loss of €60 million in 2000. These items include the net profit on the sale of non-core businesses (€26 million; 2000: €15 million). In 2001, business initiative cost totalled €30 million, write-downs in respect of our Australian business were €30 million and various other costs totalled €16 million.

   Financial Condition

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Fixed assets	5,852	5,573	(0.3)	5,587	7.1	5,216
Current assets	2,828	2,693	(6.1)	2,867	20.5	2,380

Total assets	8,679	8,266	(2.2)	8,454	11.3	7,596
Group equity	3,003	2,860	14.4	2,499	19.6	2,090
Provisions	309	294	(3.3)	304	(9.3)	335
Pension liability	779	742	(14.6)	869	11.0	976
Long-term liabilities	1,744	1,661	(7.2)	1,789	210.1	577
Current liabilities	2,844	2,709	(9.5)	2,993	(17.3)	3,618

Total liabilities and group equity	8,679	8,266	(2.2)	8,454	11.3	7,596
Return on assets (%)	12.8	12.8		12.0		10.8
Return on average total capital (%)	12.7	12.7		12.7		11.9
Net return on equity (%)	20.9	20.9		23.4		22.6
Gearing at year end (%)	32.9	32.9		40.9		38.9
Interest cover (times)	9.8	9.8		10.9		13.7
Net cash provided by operating activities	1,084	1,032	33.5	773	35.1	572
Net cash used in investing activities	(544)	(518)	25.8	(698)	43.8	(1,242)
Net cash provided by financing activities	(628)	(598)	(578.4)	125	(78.9)	592
Changes in cash and cash equivalents**	(88)	(84)	(142.0)	200	356.4	(78)
Cash conversion efficiency (%)	8.8	8.8		6.9		5.8

*
Restated to reflect changes in accounting principles.

**
Excluding exchange rate differences on cash items and the cash and cash equivalents from acquisitions and disposals of group companies.

Glossary

Return on assets (%) The total operating income as a percentage of the total assets.	Gearing at year end (%) The net debt as a percentage of the sum of group equity and net debt.
Average total capital The averaged sum of the total liabilities and group equity as of year-end and the preceding year-end.	Interest cover (times) Total operating income divided by net financial expense
Return on average total capital (%) The total operating income as a percentage of the average total capital.	Cash conversion efficiency (%) Net cash provided by operating activities as a percentage of total operating revenues.
Net return on equity (%) The net income as a percentage of the total group equity

   Liquidity

        Cash and cash equivalents totalled €357 million at 31 December 2002 and €451 million at 31 December 2001. The following table provides a summary of cash flows for the last three fiscal years:

	Year ended 31 December
	2002 US$	2002 €	% Variance	2001 €	% Variance	2000* €
	(in millions, except for percentages)
Net cash provided by operating activities	1,084	1,032	33.5	773	35.1	572
Net cash used by investing activities**
Net cash used for acquisitions and disposals	(131)	(125)	61.5	(325)	63.8	(899)
Net cash used for capital investments and disposals	(429)	(409)	(4.9)	(390)	(9.9)	(355)
Net cash used for other investing activities	16	16	(5.9)	17	41.7	12
Net cash provided by financing activities
Net cash used for dividends and purchase of shares	(198)	(189)	(2.7)	(184)	19.7	(229)
Net cash from debt financing activities	(430)	(409)	(232.4)	309	(62.4)	821
Changes in cash and cash equivalents***	(88)	(84)	(142.0)	200	356.4	(78)

*
Restated to reflect changes in accounting principles.

**
Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

***
Excluding exchange rate differences on cash items and the cash and cash equivalents from acquisitions and disposals of group companies.

  Net Cash provided by Operating Activities

2002

        Net cash provided by operating activities in 2002 totalled €1,032 million, of which €599 million was generated from net income. Furthermore, utilisation of provisions negatively affected cash flow mainly related to other provisions (€14 million) and pension liabilities (€111 million). Changes in deferred taxes had a negative €16 million impact on cash flow. A decrease in working capital of €84 million had a positive impact on cash flow.

        Accounts receivable increased the cash flow by €136 million mainly related to trade accounts receivable (€94 million) and other receivables. Other current assets utilised cash of €74 million caused by an increase of prepayments and accrued income.

        Current liabilities increased the cash flow by €23 million. The €55 million increase in trade accounts payable and the €114 million increase in income taxes, other taxes and social security contributions payable was partly offset by a €146 million decrease in other and accrued liabilities.

        Income tax paid in the year amounted to €286 million (2001: €303 million) and interest paid amounted to €117 million (2001: €108 million).

2001

        Net cash provided by operating activities in 2001 totalled €773 million, of which €585 million was generated from net income. Provisions and pension liabilities negatively impacted cash flow by €89 million and €92 million, respectively. Changes in deferred taxes had a positive €4 million impact on cash flow. An increase in working capital of €72 million had a negative impact on cash flow.

        Increased accounts receivable and other current assets utilised total additional cash of €188 million, mainly related to other accounts receivable and prepayments and accrued income. The trade accounts receivable movement of €114 million included €96 million related to acquisitions and dispositions.

        Current liabilities increased the cash flow by €88 million. Trade accounts payable increased by €27 million, consisting of a decrease of €26 million and an increase related to new acquisitions of €53 million. The increase of other current liabilities of €169 million included €55 million related to acquisitions and dispositions and foreign exchange effects.

        Income tax paid in the year amounted to €303 million (€253 million in 2000) and interest paid amounted to €108 million (€62 million in 2000).

2000

        Net cash provided by operating activities in 2000 totalled €572 million, of which €473 million was generated from net income. An increase in working capital of €196 million had a negative impact on cash flow. Furthermore, utilisation of provisions (€89 million) negatively affected cash flow.

        Accounts receivable used cash flow of €257 million, which mainly related to trade accounts receivable. The trade accounts receivable movement of €355 million included €112 million related to acquisitions and dispositions.

        Current liabilities increased cash flow by €106 million. Trade accounts payable increased by €89 million, which was related to growth in operating revenues. Other current liabilities increased by €17 million.

  Net Cash used for Acquisitions and Disposals

2002

        In 2002, we acquired several companies and affiliated companies for a total cost of €139 million. In addition to several smaller acquisitions, our largest acquisitions effectively made in 2002 included Cerilly (€9 million), Bleckmann (€12 million), Transports Nicolas (€38 million), and TNT DFDS Transport Logistics (50%: €25 million).

        In 2002, we disposed of a few small subsidiaries and interests in affiliated companies with a total net book value of €14 million.

2001

        In 2001, we acquired several companies, mainly in logistics and mail, for a total amount of €330 million, compared to €1,023 million in 2000. These acquisitions include Advanced Logistics in Italy, Lason and Circular Distributors in the United Kingdom and several smaller companies.

        In 2001, we disposed of interests in affiliated companies with a net book value of €5 million.

2000

        In 2000, we acquired several group companies and minority interests, mainly in logistics, for a total amount of €1,023 million. These acquisitions included CTI Logistx in the USA, Taylor Barnard Holdings Ltd in the UK, the Schrader Group in Germany and several other companies.

        In 2000, we disposed of interests in affiliated companies with a net book value of €124 million.

  Net Cash Used for Capital Investments and Disposals

Capital investments and disposals

	Year ended 31 December
	2002 US$	2002 €	2001* €	2000* €
	(in millions)
Investments
Property, plant and equipment	418	398	454	388
Other intangible assets	78	74	27	4

Sub-total	496	472	481	392
Disposals
Property, plant and equipment	56	53	91	37
Other intangible assets	11	10	0	0

Sub-total	67	63	91	37

Total	429	409	390	355

*
Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

        Other intangible assets comprise software and long-term prepayments. During 2002, our expenditures on software totalled €66 million and long-term prepayments totalled €8 million.

        Our capital expenditure on property, plant and equipment by division for the three years 2000-2002, was as follows:

	Year ended 31 December
	2002 US$	2002 €	2001* €	2000* €
	(in millions)
Mail	111	106	137	109
Express	152	144	163	204
Logistics	152	145	152	75
Non-allocated	3	3	2	0

Total	418	398	454	388

*
Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

  Mail

2002

        Capital expenditure by our mail division totalled €106 million in 2002, a 23% decrease compared to 2001, due primarily to the completion of the reorganised sorting hub and distribution site structure in the Netherlands in 2001. Some of the larger capital expenditures in 2002 related to the construction and refurbishment of distribution sites (€20 million), enlarged buildings and equipment for sorting centres (€6 million), and new buildings with standardised construction (€4 million). The remaining €76 million of capital expenditures are individually less than €1 million and included building refurbishments, replacement of IT equipment and various maintenance-related capital expenditures.

        During the year, capital expenditures on software totalled €21 million.

2001

        Capital expenditure by our mail division totalled €137 million in 2001, a 26% increase compared to 2000. The majority of the capital expenditures related to enlarged buildings and equipment for the sorting centres (€25 million), new buildings with standardised construction (€43 million) and expenditures in Postkantoren B.V. (€14 million). Other expenditures related to the new international mail-sorting centre at Amsterdam Schiphol Airport (€15 million), new print & mail equipment, new hardware and software (€18 million) and other expenditures (€22 million).

  Express

2002

        Capital expenditure by our express division totalled €144 million in 2002, a 12% decrease compared to 2001 due primarily to the delay of capital expenditures due to uncertain economic conditions. Some of the larger capital expenditures in 2002 related to depots, hubs and warehouses (€60 million), fleet expansions and replacements (€11 million), information technology, communication and operational equipment including automated sorting systems (€37 million). Other capital expenditure amounted to €36 million largely made up of various investments that were individually less than €1 million. Of the total €144 million capital expenditure, €125 million (87%) was spent in Europe.

        During the year, capital expenditures on software totalled €39 million and related primarily to the development of financial systems (e-back office) software and further enhancements to our international shared systems.

2001

        Capital expenditure by our express division totalled €163 million in 2001, a 20% decrease compared to 2000. Fleet expansions and replacements including the acquisition and conversion of three Airbus jet freighter aircraft amounted to €55 million of the total. Investments in depots, hubs and warehouses totalled €34 million. IT, communication and operational equipment including automated sorting systems accounted for a further €46 million. Various other expenditures amounted to €28 million. Of the total €163 million, €150 million (92%) was spent in Europe.

        During the year, capital expenditures on software developed for internal use totalled €27 million.

  Logistics

2002

        Capital expenditure by our logistics division totalled €145 million in 2002, a 5% decrease compared to 2001 due primarily to delays in the implementation of new business contracts. The majority of these expenditures in property, plant and equipment relate to new business acquired and to other equipment dedicated to operate logistics contracts throughout the world. In the United Kingdom, €19 million was invested in warehouses and equipment. In continental Europe, €53 million was invested in warehouses and shared-user facilities. €2 million was invested in warehouses and equipment for new and existing contracts in South America. In Australia €4 million was invested in warehouses and equipment for new contracts and €24 million was invested in Asia predominantly as a result of the commencement of the joint venture with SAIC in China. In North America, €39 million was invested in warehouses and information technology equipment for new contracts. Our container logistics business invested €4 million for new rental fleet containers and equipment.

        During the year, capital expenditures on software totalled €6 million.

2001

        Capital expenditure by our logistics division totalled €152 million in 2001, a 103% increase compared to 2000. The majority of these expenditures in property, plant and equipment related to new business acquired and to other equipment dedicated to operate logistics contracts. In the United Kingdom, €58 million was invested in warehouses and equipment on existing contracts. In continental Europe, €63 million was invested in warehouses, shared-user facilities and fleet renewals. €5 million was invested in warehouses and equipment for new and existing contracts in South America. In Australia €4 million was invested in the purchase of containers for Pallecon and other equipment in the automotive sector and €4 million was invested in Asia for new contracts and the development of the wire and wireless warehouse. In North America €10 million was invested in warehouse and information technology equipment. Our container logistics business invested €8 million for new hire fleet containers and equipment.

  Net cash for Dividends and Purchase of shares

2002

        The final €114 million cash dividend for 2001 and the €71 million interim cash dividend for 2002 were paid in 2002. The difference between the dividends payable at the end of 2002 and the end of 2001 accounted for an additional €5 million movement in equity.

        The proposed 2002 final dividend of €0.25 per share is estimated to result in a €119 million payment to be made in April 2003.

2001

        The final cash dividend for 2000 amounting to €79 million and a cash interim dividend for 2001 of €67 million were paid in 2001. In addition, €33 million was used for purchasing shares to cover our outstanding option plans. The difference between the dividends payable at the end of 2001 and the end of 2000 accounted for an additional €5 million movement in equity.

2000

        The final cash dividend for 1999 amounting to €83 million and a cash interim dividend for 2000 of €46 million were paid in 2000. In addition, €100 million was used for purchasing shares to cover our outstanding option plans.

  Net Cash from Debt Financing Activities

2002

        Net changes in long-term liabilities resulted in a cash outflow of €4 million. A total of €67 million in repayments of long-term liabilities related to finance leases (€16 million), other loans (€19 million) and non-interest-bearing liabilities (€32 million). The €63 million of long-term liabilities obtained during the year include additional finance leases (€18 million), other loans (€26 million) and non-interest bearing liabilities (€19 million).

        In 2002, changes in short-term financing resulted in a cash outflow of €405 million. Short-term financing decreased due to the repayment of an Australian dollar 220 million (€127 million) facility in April 2002, British pounds 72 million (€118 million) in loan notes associated with the 2000 acquisitions of Taylor Barnard and CD Marketing, an Italian loan (€68 million), €26 million in respect of a bilateral facility signed in 2001 and various other small loans. The change in short-term financing includes the increase in the dividend payable of €5 million due to the increase of the final dividend for 2002 compared to the final dividend of 2001.

2001

        New long-term liabilities, net of repayments, resulted in a cash inflow of €1,182 million. The acquired long-term liabilities totalling €1,247 million related to the €1 billion Eurobond issued in December 2001, a €231 million, Canadian dollar-denominated, syndicated facility and other loans (€16 million). A total of €65 million in repayments of long-term liabilities related to finance leases (€12 million), other loans (€18 million) and non-interest-bearing liabilities (€35 million).

        Changes in short-term financing resulted in a cash outflow of €873 million. Short-term financing decreased by €860 million due to the repayment of a bridge finance facility used to finance the acquisition of CTI Logistx in 2000 (€699 million) and other corporate financing facilities.

2000

        New long-term liabilities, net of repayments, resulted in a cash inflow of €18 million. The acquired long-term liabilities totalling €209 million related to the sale & lease back programme for aircraft (€37 million), the financing of Germany depots (€37 million), the increased use of the CBA Facility in Australia (€32 million), the financing of the acquisition of Taylor Barnard Holdings Ltd in the UK (€98 million) and other loans (€5 million). A total of €191 million in repayments of long-term liabilities relate to finance leases (€12 million), other loans (€4 million) and the movement from long-term to short-term (€175 million).

        Changes in short-term financing resulted in a cash inflow of €803 million. Short-term financing increased by €699 million due to a bridge finance facility used to finance the acquisition of CTI Logistx. Of the remaining €104 million, €51 million related to the financing of capital expenditures on property, plant and equipment, repayments of aircraft financing and the movement from long-term to short-term liabilities.

  Capital Resources

        As with any global organisation, operating cash flows are affected by economic and business trends. The majority of our cash flows are derived from our mail division, particularly from operations in the Netherlands. Amongst other factors, the impact of electronic substitution on mail volumes, postal regulations in the Netherlands and the pace of postal liberalisation in Europe may affect those cash flows, although it is not possible to predict what the effects will be.

        In addition to cash provided by operating activities and asset disposals, we are able, at short notice, to call upon surplus cash on deposit and €880 million of committed bank facilities to provide liquidity. These amounts are in addition to uncommitted facilities. We believe that these sources of finance will meet the needs of the business into the foreseeable future.

        We monitor and manage key financial ratios that are consistent with a strong credit rating. There are no aspects of our current capital structure that we believe would trigger a material increase in the cost of our debt.

        For details on the interest rates paid on our most important long-term loans as well as the maturity of our long-term loans and commitments see notes 11, 12 and 15 of our consolidated financial statements.

        We do not hold or issue financial instruments for trading purposes nor do we allow our subsidiaries to do so. For details on our use of financial derivatives for hedging purposes, see Item 11 and note 15 of our consolidated financial statements.

2002

        The strong cash flow performance in 2002 is the result of our continued focus on value based management. An improvement in the working capital was the source for a reduction of €325 million in net debt.

        In view of the cash flow development, the interim dividend was increased by 7.1% compared to 2001. The interim dividend of €0.15 per ordinary share was paid on 13 August 2002.

        At 31 December 2002, the net debt position was €1,404 million (2001: €1,729 million). This consisted of €238 million of short-term debt (2001: €411 million) and €1,523 million (2001: €1,769 million) of long-term debt (including the current portion of €89 million), offset by €357 million of cash and cash equivalents (2001: €451 million).

        At 31 December 2002, short-term debt consisted of €72 million in Dutch State loans with interest rates ranging from 6.37% to 6.72%, €136 million of group facilities, of which €72 million bear variable interest rates that ranged from 3.0% to 4.4% in 2002, €13 million current portion of our bilateral loan agreement with interest rate of 5.85%, and €17 million of finance leases.

        At 31 December 2002, long-term debt consisted of a €1 billion Eurobond with a coupon of 5.125% issued in December 2001, a €200 million drawing under a five year plus one day syndicated facility bearing an interest rate of 3-month Canadian LIBOR plus a margin of 0.325% signed in May 2001, €145 million in respect of the non-current portion of a bilateral facility signed in December 2001, €107 million of finance lease obligations and €71 million of other long-term liabilities.

        At 31 December 2002, our total cash and cash equivalents position amounted to €357 million, a decrease of €94 million compared to year-end 2001 (€451 million). Included in the €357 million of total cash and cash equivalents is €121 million of restricted cash (2001: 98) held mainly by consolidated joint venture entities. The cash held in these consolidated joint ventures is considered to be restricted by virtue of the fact that we require the agreement of our joint venture partners before we are able to access this cash. Uses of cash in 2002 included the acquisitions of Bleckmann (€12 million), Transports Nicolas (€38 million), Cerilly (€9 million) and our 50% joint venture with DSV A/S (€25 million). At 31 December 2002, our total cash position was primarily denominated in euro (65%), Canadian dollars (7%), Chinese yuans (5%), US dollars (3%), UK pounds (2%), and Australian dollars (2%).

        At 31 December 2002, committed facilities with domestic and international banks amounted to €880 million, of which €680 million remained undrawn. The undrawn committed facilities consisted mainly of a €500 million revolving, syndicated facility, which supports our Euro Commercial Paper program, and four bilateral bank facilities each of €45 million. Our undrawn, committed facilities mature between October 2003 and July 2004. Interest rates on these facilities are variable and ranged from 2.5% to 4.2% in 2002. We had no Euro Commercial Paper outstanding at year-end. In addition, at 31 December 2002, we had €558 million of uncommitted facilities, of which €374 million remained undrawn.

2001

        At 31 December 2001, our net debt position was €1,729 million (2000: €1,329 million). This consisted of €411 million of short-term debt (€956 million in 2000) and €1,769 million (2000: €623 million) of long-term debt (including the current portion of €137 million), offset by €451 million of cash and cash equivalents (2000: €250 million).

        At 31 December 2001, short-term debt consisted of a €127 million Australian facility, €94 million of guaranteed unsecured loan notes to finance the acquisition of Taylor Barnard and €326 million of other group facilities. At 31 December 2001, long-term debt consisted of the €1 billion Eurobond issued in December 2001, a Canadian dollar-denominated syndicated bank loan of €231 million with maturity of five years plus one day, signed in May 2001, €155 million in respect of the non-current portion of a bilateral facility signed in December 2001, €72 million of Dutch State loans, €70 million of finance lease obligations and €104 million of other long-term liabilities.

        At 31 December 2001, the total cash position amounted to €451 million, an increase of €201 million compared to year-end 2000 (€250 million). The cash flows from operations were supplemented by the unused portion of the Eurobond proceeds, offset by acquisitions and related financing costs.

        At 31 December 2001, committed facilities with domestic and international banks amounted to €1,102 million and uncommitted facilities amounted to €663 million. At 31 December 2001, €418 million had been drawn on committed facilities.

  Cash Obligations

        Our 2002 year-end gross interest-bearing borrowings, including capital lease obligations, totalled €1,761 million (2001: €2,180 million), of which 78% (2001: 75%) was at fixed rates of interest and €1,523 million (2001: €1,632 million) represented long-term debt. We had operating lease commitments of €1,653 million (2001: €1,245 million) and guarantees outstanding to third parties totalling €219 million (2001: €180 million).

        The following tables show the maturity of these amounts:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 to 3 Years	4 to 5 Years	After 5 Years
	(in € millions)
Total gross borrowings, excluding leases	1,637	221	37	234	1,145
Capital lease obligations	124	17	35	22	50
Rent and operating lease commitments	1,653	369	536	338	410
Unconditional purchase obligations	47	47	0	0	0

Total contractual cash obligations	3,461	654	608	594	1,605
		Amount of commitment expiration per period
Other Commercial Commitments	Total Amount Committed	Less than 1 year	1 to 3 Years	4 to 5 Years	Over 5 Years
	(in € millions)
Guarantees	219	17	1	3	198

        On 18 June 2002, Moody's Investors Service downgraded our long-term senior unsecured rating from Aa3 to A1, with a stable outlook. Our P-1 short-term rating was unaffected by the downgrade. The downgrade reflected Moody's reassessment of our financial risk position in the future. This action concluded the rating review process initiated on 27 February 2002. On 10 February 2003, S&P announced that it had put TPG on credit watch with negative implications. This action follows concerns by S&P regarding our pension liabilities. A resolution of the action is expected at the end of March 2003.

  Contingencies

        We have a financial guarantee for a contingent liability of €62 million (including accrued interest) to fund in 2010 potential additional costs that may arise related to a former obligation for wage guarantees that was transferred to an insurance company as per 1 January 2001. This liability is contingent on the (in)voluntary termination of certain employees within a specified timeframe. At year-end, the number of employees covered by this wage guarantee had declined in line with our original projections. As a result, we believe the likelihood of these additional costs arising is remote. For this reason, this contingent liability was not recognised in our balance sheet at 31 December 2002. We are however obliged to pay the insurance company for any annually determined shortfall in the insurance underwriting reserve that is identified as a result of an annual calculation of the estimated wage guarantees to be paid up to 2010. No shortfall payments were required in either 2002 or 2001 in respect of this arrangement.

        FIAT is an important customer for various activities within our logistics division in Italy and South America. FIAT Automotive in Italy has been experiencing financial pressures due in part to the economic slowdown and a general consolidation within the automotive sector. As a consequence FIAT is restructuring its manufacturing operations in Italy. As part of this restructuring our logistics business has had to temporarily suspend 665 workers out of the 1,600 employed for a certain plant in Italy under a government sponsored plan for certain plants in Italy. We are currently in discussions with the Italian government with respect to Italian government funded assistance to cover the labour costs of the suspended workers. The outcome of these discussions, and a continued slowdown in the automotive sector, may have a negative effect on the revenues and profitability of our logistics automotive business in Italy.

  Purchase and Capital Expenditure Commitments

        At 31 December 2002 we had purchase commitments of €35 million (2001: €75 million), including €18 million relating to post offices. These post office commitments consist of contracts for general and technical services.

        Capital expenditure commitments not included in the balance sheet at 31 December 2002 amounted to €12 million (2001: €7 million). The majority of this amount relates to mail sorting computer software in the Netherlands (€4 million), real estate investments (€3 million) and investment in hardware and software for divisional back office projects and a number of other small items (€5 million).

  Capital Expenditures Projection for 2003

        The total projected 2003 capital expenditures for our divisions is approximately €450 million and will be spent on similar types of property, plant and equipment and other intangible assets as in 2002. We expect that the net cash provided by our operating activities will be sufficient to fund these expenditures.

  Related party transactions and balances

        Through our group companies, we have trading relationships with a number of our partially or fully consolidated joint ventures as well as with unconsolidated companies in which we hold minority interests, "affiliated companies". In some cases there are contractual arrangements in place under which we source supplies from such undertakings, or such undertakings source supplies from us. For 2002, sales made by our group companies to our joint ventures amounted to €135 million (2001: €90 million). Purchases from our joint ventures amounted to €22 million (2001: €2 million). The net amounts due from joint venture entities amounted to €18 million (2001: (€5 million)).

        Long-term loans receivable from affiliated companies amounted to €2 million and short-term receivables amounted to €8 million. At year-end, no material amounts were payable to affiliated companies. We believe that our transactions with joint ventures and affiliated companies are conducted in the normal course of business and under normal arm's length commercial terms and conditions.

  Critical accounting policies and estimates

        Our reported financial condition and results of operations are sensitive to accounting policies, assumptions and estimates that underlie preparation of our financial statements. The profile of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing our consolidated financial statements and the discussion in this item. We believe the following are critical accounting policies and related judgements and estimates used in the preparation of our consolidated financial statements.

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). In the case that our Dutch GAAP compliant accounting policies do not correspond with the required US GAAP accounting treatment, and this is estimated to have a significant effect on our consolidated net income and shareholders' equity, we have highlighted these differences in the discussion below.

  Business Combinations and Impairment of Intangible Assets and Goodwill

        Accounting policies for business combinations and impairment of intangible assets and goodwill differ between Dutch and US GAAP.

        Under Dutch GAAP, all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortised on a straight-line basis over its estimated useful life.

        In the event that the useful life of goodwill that we amortise is determined to be less than management's original estimate, we will be subject to an increased amortisation charge in our statements of income. If this were to happen with respect to our goodwill amortised over a 40-year period, this would result in an increase from the current annual charge of €33 million to the following:

	Revised expected useful life
	5 years	10 years	20 years
Revised annual amortisation charge (in € millions)	221	111	55

        The above sensitivity analysis has been provided only for goodwill amortised over 40 years because a revision of the useful life of this particular goodwill would have the most significant impact on our financial statements. As this amortisation charge is not tax deductible, the above additional charges would impact net income directly. Charges associated with goodwill depreciated over a period of up to 20 years would be similarly affected by determinations about the estimate of its useful life.

        Under Dutch GAAP, intangible assets and goodwill are written down to estimated net realisable value when negative conditions are identified. Impairment is determined based on an estimation of value and future benefits of the intangible assets. Should this determination indicate that an intangible asset or goodwill is impaired, the related amortisation period is revised or a write-down is recognised.

        Under US GAAP, all of our business combinations are accounted for as purchases. In accordance with SFAS No. 141, "Business Combinations" (APB 16, "Business Combinations," for transactions consummated prior to 30 June 2001), the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with US GAAP, certain intangible assets have been identified with respect to our acquisitions. As such, for US GAAP purposes, a portion of the amount allocated to goodwill under Dutch GAAP is allocated to these identified intangible assets. The remaining excess of the cost of the acquired company over the fair value of the net assets acquired is recorded as goodwill for US GAAP purposes. The allocation of purchase price to intangible assets other than goodwill requires management to make estimates with respect to the fair value of those intangible assets. The fair value is largely dependent on assumptions utilised in the valuation methodology, including estimates of future cash flows and appropriate discount rates.

        For US GAAP purposes, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Upon adoption of SFAS 142, we ceased amortising goodwill. All other intangible assets are amortised over their estimated useful lives. SFAS 142 requires us to evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that an impairment in value may have occurred.

        In connection with the annual goodwill impairment evaluation required by SFAS 142, we determined that there was no impairment, and accordingly, no impairment loss was recorded in the 2002 US GAAP income statement. This evaluation required making assumptions with respect to the identification of our reporting units. In addition, it required making certain assumptions and estimates, including estimates of future cash flows and appropriate discount rates, in order to determine the fair value of our reporting units identified.

        SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires that we review our tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a "triggering event"). The review for recoverability requires us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognised, which is measured based on the fair value of the asset. The determination of whether a triggering event has occurred as well as the development of the assumptions used to estimate future cash flows and determine fair value, requires the use of judgement.

  Pension Costs

        We sponsor several defined benefit pension plans for many of our employees. Pensions are accounted for in accordance with SFAS no. 87, "Employers' Accounting for Pensions" as defined under US GAAP. The accounting for pension costs is determined by standardised accounting and actuarial valuations. Inherent in these valuations are key assumptions, which include: employee turnover, mortality and retirement ages; discount rates; expected long-term returns on plan assets; and future wage increases, which are usually updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional profit or expense in our statements of income.

        Changes in the related pension benefit costs may occur in the future due to changes in the assumptions. The key assumptions used in developing our 2002 net pension benefit costs were a 5.5% discount rate, a 9.5% expected return on plan assets, and a 2.8% rate of future wage increases. In 2002, our net periodic pension benefit cost was €6 million compared to a €9 million net periodic pension profit in 2001. Our net pension benefit cost is expected to increase to approximately €43 million during 2003, primarily as a result of lower plan assets and a reduction in the expected return on plan assets from 9.5% to 7.9%, reflecting the revised investment portfolio.

        Three retirement plans are applicable to most of our Dutch employees. These three plans are our most significant pension plans. Two retirement plans are pension plans and the other plan is a conditional early retirement arrangement. Most of our non-Dutch pension plans are defined contribution plans. TPG also operates a limited number of non-Dutch defined benefit plans. In general, these plans have enforceable employer's contribution obligations that are subject to the funded position of these plans. The liabilities for these employees outside the Netherlands are separately covered by private insurers and foreign pension funds.

        The main Dutch company pension plan, which is externally funded in "Stichting Pensioenfonds TPG" (BPF), covers the employees who are subject to our collective labour agreement. The majority of all Dutch employees are subject to our collective labour agreement. This pension plan and the corresponding early retirement plan merged into a renewed pension plan as per 1 January 2001. This new pension plan meets new pension regulations. In total, this plan covers over 90,000 participants including approximately 10,000 pensioners and some 20,000 former employees. By law, the plan is managed by an independent board that falls under the supervision of the Independent Supervisory Authority for Pensions and Insurance (PVK). Both pension plans have asset portfolios that are actively managed by external asset managers.

        At the end of 2001, the BPF plan had strategic investment portfolios that included 56% equity, 35% fixed income investments and 9% real estate. During 2002, in anticipation of the continued turmoil on the stock markets and reduced plan assets, the asset mix in the investment portfolios was adjusted to 41% equity, 50% fixed income investment, and 9% real estate. According to the principles applicable to the plan, the ratio that expresses the coverage of plan assets over liabilities has dropped from 124.6% at year-end 2001 to 101.1% at year-end 2002. On 30 September 2002, the PVK released updated guidelines that, taking into account the asset mix, required a minimum coverage ratio of approximately 110%. In October, the PVK requested that the plan take appropriate measures to restore the coverage ratio to the required minimum within a limited timeframe. In January 2003, the board of the plan presented to the PVK their intention to restore the coverage ratio to the required minimum level. Under the funding agreement with our BPF plan, this will result in a request for additional funding by TPG (on top of the required salary base contributions) of an estimated €110 million, payable in 2003.

        As a result, total cash contributions for all our defined benefit plans are expected to amount to €260 million in 2003 and the total liability for these plans at year-end 2003 is estimated to be €525 million (2002: €742 million). Amounts charged to expense are typically different from amounts funded.

        The effect on our pension charges of an upward or downward change from the assumptions currently used to calculate the net periodic pension cost is summarised below:

Changes in assumptions	Change in assumptions	2002 (in € millions) Change in net periodic pension cost
Discount rate	+0.1%	3
Expected return on plan assets	+0.1%	3
Rate of compensation increase	+0.1%	(2)
Rate benefit increase	+0.1%	(4)

  Income Taxes

        We currently have significant deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, which will reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax assets will not be realised. We assess the likelihood that our deferred tax assets will be realised from future taxable income, and, to the extent we believe that recovery is not likely, we establish a valuation allowance. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. However adjustments could be required in the future if we determine that the amount to be realised is less or greater than the amount we have recorded. Such adjustments, if any, may have a material impact on our results of operations.

        In valuing our deferred tax assets, we provided valuation allowances on future tax benefits of €145 million, €159 million, and € 150 million at the end of 2002, 2001 and 2000, respectively.

        As a multinational group, we are exposed to varying degrees of uncertainty related to tax initiatives and regulatory reviews and audits. Whenever such uncertainties arise any potential unfavourable consequences are assessed and accrued for accordingly in our financial statements.

  Restructuring

        We periodically record restructuring charges resulting from restructuring operations, including consolidations and/or relocations of operations, changes in our strategic plan, or managerial responses to declines in demand, increasing costs, or other market factors. Restructuring provisions reflect many estimates, including those pertaining to separation costs, consolidation of excess facilities, contract settlements, and tangible asset impairments. Actual experience has been and may continue to be different from these estimates. As of 31 December 2002 and 2001, restructuring provisions were €30 million and €23 million, respectively.

  Reconciliation of Dutch GAAP to US GAAP

        Our consolidated financial statements are prepared in accordance with Dutch GAAP, which differs in certain respects from US GAAP. For a description of the differences between Dutch GAAP and US GAAP, that affect the reconciliation of our Dutch GAAP net income and shareholders' equity to those under US GAAP, see note 30 of our consolidated financial statements.

        Net income determined in accordance with US GAAP was €717 million in 2002 (2001: €484 million and 2000: €408 million), which was €118 million higher than net income determined in accordance with Dutch GAAP (2001: €101 million lower and 2000: €65 million lower on a restated basis). The 48% increase in US GAAP net income was primarily due to the effect of no longer amortising goodwill, which became effective for TPG as from 1 January 2002, with the exception of goodwill acquired after 30 June 2001, which was immediately subject to non-amortisation.

        Our shareholders' equity determined in accordance with US GAAP was €3,108 million at 31 December 2002 (€2,640 million at 31 December 2001), which was €266 million higher (€154 million higher at 31 December 2001) than shareholders' equity determined in accordance with Dutch GAAP.

        The following table indicates our 2002 operating income determined in accordance with Dutch GAAP, compared to that determined in accordance with US GAAP:

	Year ended 31 December
	Dutch GAAP			US GAAP
	2002 US$	2002 €	% of Total	2002 US$	2002 €	% of Total
	(in millions, except for percentages)
Mail	813	774	73.2	798	760	65.6
Express	204	194	18.3	266	253	21.8
Logistics	89	85	8.0	148	141	12.2
Non-allocated	5	5	0.5	5	5	0.4

Total	1,111	1,058	100.0	1,217	1,159	100.0

        The difference in 2002 between Dutch GAAP and US GAAP operating income on a divisional basis is primarily the result of reversing goodwill amortisation, revaluing our financial derivatives for US GAAP purposes, adjusting for timing differences related to settling future wage guarantees, deferring gains on certain real estate sales and expensing long-term contract incentives that are considered prepaid expenses under Dutch GAAP.

        The following table indicates our 2001 operating income determined in accordance with Dutch GAAP, compared to that determined in accordance with US GAAP:

	Year ended 31 December
	Dutch GAAP		US GAAP
	2001 €	% of Total	2001 €	% of Total
	(in millions, except for percentages)
Mail	762	74.9	674	72.3
Express	110	10.8	111	11.9
Logistics	117	11.5	119	12.8
Non-allocated	28	2.8	28	3.0

Total	1,017	100.0	932	100.0

        The difference in 2001 between Dutch GAAP and US GAAP operating income on a divisional basis is primarily the result of timing differences related to settling future wage guarantees.

        The following table indicates our 2000 operating income determined in accordance with Dutch GAAP, compared to that determined in accordance with US GAAP:

	Year ended 31 December
	Dutch GAAP		US GAAP
	2000 €	% of Total	2000 €	% of Total
	(in millions, except for percentages)
Mail	689	83.9	688	96.1
Express	101	12.3	105	14.7
Logistics	91	11.1	94	13.1
Non-allocated	(60)	(7.3)	(171)	(23.9)

Total	821	100.0	716	100.0

        The difference in 2000 between Dutch GAAP and US GAAP operating income on a divisional basis is primarily the result of the sale of a non-core investment that was held as an equity investment under US GAAP, but as a historical cost investment for Dutch GAAP purposes. This accounting difference resulted in a lower gain on the sale for under US GAAP.

  Newly Issued Dutch GAAP Accounting Standards

        The Dutch Council for Annual Reporting issued RJ 160, "Post-balance Sheet Events", which requires that the appropriation of results for the year be recorded as a dividend upon shareholder approval and not upon declaration by management. RJ 160 is effective for TPG beginning 1 December 2003, and is not expected to have a material impact on our financial results.

        The Dutch Council for Annual Reporting issued RJ 270, "Profit and loss account", which provides additional guidance on the recognition of revenue. RJ 270 additionally restricts which gains and losses may be classified as extraordinary within the statement of income. RJ 270 is effective for TPG beginning 1 December 2003, and is not expected to have a material impact on our financial results.

  Newly Issued US GAAP Statements of Financial Accounting Standards

        The Financial Accounting Standards Board in the United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, will affect our consolidated financial statements for US GAAP reporting.

        In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortised to expense over the life of the asset. SFAS 143 will become effective for TPG on 1 January 2003. The adoption of SFAS 143 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, "Recission of FAS no. 4, 44, and 64, amendment of FAS 13, and technical corrections" (SFAS 145). The adoption of SFAS 145 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised and measured initially at its fair value in the period in which the liability is incurred. Previously a liability for an exit cost was recognised at the date of an entity's commitment to an exit plan, however this does not, by itself, create a present obligation to others that meets the definition of a liability. SFAS 146 will be effective for TPG for any exit or disposal activities that are initiated after 31 December 2002. The adoption of SFAS 146 may have a material impact on our consolidated results of operations and financial position since Dutch GAAP permits the recognition of liabilities for costs associated with an exit or disposal activity at the time the exit plan is approved by management.

        In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after 15 December 2002. We believe that the adoption of this standard will not have a material impact on our financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. We believe that the adoption of this standard will not have a material impact on our financial statements.

Item 6: Directors, Senior Management and Employees

  Management Structure

        We are managed by a Board of Management, whose members are our employees. The members of the Board of Management are appointed for an indefinite term. The activities of the Board of Management are supervised by the Supervisory Board. The Supervisory Board, subject to the following sentence and the applicable provisions of our articles of association, appoints and may suspend or dismiss members of the Board of Management. The Supervisory Board is required to notify our general meeting of shareholders before appointing a member of the Board of Management and must consult with the general meeting of shareholders before dismissing a member of the Board of Management. Remuneration for members of the Board of Management is set by the Supervisory Board. Certain resolutions of the Board of Management require the approval of the Supervisory Board, including issuance of securities, certain capital expenditures and termination of the employment contracts of large numbers of employees.

        Our articles of association provide for seven to 12 members of the Supervisory Board. The Supervisory Board (rather than the general meeting of shareholders) has the right to dismiss and appoint its own members. However under our previous articles of association the Dutch Minister of Transport had the right to appoint three members of the Supervisory Board. The State agreed in March 2001, subject to the approval of the Dutch Parliament, to relinquish the right of the Minister of Transport to make such appointments. See "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands—Pending Changes to Relation with the State" and "Item 10—Additional Information—Amendments of Our Articles of Association". The general meeting of shareholders, the Board of Management and our central works council, as the representative of our employees, may make non-binding recommendations for candidates to fill vacancies on the Supervisory Board. By law, the general meeting of shareholders and the central works council have a right to object to candidates proposed for appointment in certain circumstances and subject to a special procedure before the Amsterdam Court of Appeal. Remuneration for the members of the Supervisory Board is determined by the general meeting of shareholders. Except as indicated below, members of the Supervisory Board are appointed for four years.

Directors and Senior Management

        The following are our Supervisory Directors and Managing Directors:

Supervisory Board Name	Position
M. Tabaksblat (1937)	Mr. Tabaksblat is Chairman of the Supervisory Board. He was initially appointed member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2005, at the Annual Shareholders Meeting held in 2001. He was appointed as Chairman of the Supervisory Board on 30 August 2001. Mr. Tabaksblat is chairman of the (supervisory) boards of AEGON N.V., Reed Elsevier N.V. and Reed Elsevier plc. He was formerly chairman and CEO of Unilever N.V..
J.M.T. Cochrane (1944)
Mr. Cochrane has been Deputy Chairman of the Supervisory Board since 2 November 2001. He was appointed member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2006, at the annual shareholders meeting held in 2002. Mr. Cochrane is a director of Genetix plc and Avidex Ltd. He is former director of Glaxo Wellcome plc, responsible for Asia Pacific, Latin America, Africa and Middle East and former executive director of Wellcome plc.

R.J.N. Abrahamsen (1938)
Mr. Abrahamsen was appointed as a member of the Supervisory Board by the Minister of Transport on 9 May 2000. His term expires in 2004. Mr. Abrahamsen is, member of the supervisory boards of Fluor Daniel B.V., PON Holdings B.V., Optimix Vermogensbeheer N.V., ANP, Madurodam B.V., HBG N.V., SNT Group N.V, Trans Link Systems and Vitens N.V. He is a former member of the management board and chief financial officer of KLM Royal Dutch Airlines N.V. and senior executive vice-president of ABN AMRO Bank N.V.
F. Bernabé (1948)
Mr. Bernabé was appointed as a member of the Supervisory Board on 9 May 2000. His term expires in 2004. Mr. Bernabé is vice chairman of H3G SpA and chairman of Franco Bernabé & C. Mr. Bernabé was former senior economic advisor to the OECD in Paris and director of Economic Studies at Fiat. He has held several positions and most recently was chief executive officer of ENI and chief executive officer of Telecom Italia SpA. He is a member of the supervisory boards of Petrochina and Tiscali.
W. Dik (1939)
Mr. Dik was appointed as a member of the Supervisory Board by the Minister of Transport on 28 June 1998 and was reappointed in May 1999. His term expires in 2003. Mr. Dik is professor at Delft University of Technology. He is a former chairman of the board of management and chief executive officer of Royal KPN N.V., State Secretary for Foreign Trade and chairman of the board of Nederlandse Unilever Bedrijven B.V. He is chairman of the supervisory board of Holland Casino Foundation and Van Gansewinkel Group, a member of the supervisory board of ABN AMRO Bank N.V., Tele Atlas N.V., Vos Logistics and Carré Theatre Amsterdam, non-executive director of Aviva plc, CMG plc and advisory member of the boards of Unilever.
V. Halberstadt (1939)
Mr. Halberstadt was appointed as a member of the Supervisory Board on 28 June 1998 and re-appointed in 1999. His term expires in 2003. Mr. Halberstadt is professor of public finance at Leiden University. Mr. Halberstadt was former president of the International Institute of Public Finance. Mr. Halberstadt is Crown-member Social and Economic Council, an international advisor of Goldman Sachs Group Inc., a member of the investment committee of ABP Pension Fund, non-executive director of PA Holdings Ltd, and chairman of the international advisory board DaimlerChrysler AG. Furthermore he is a member of the supervisory boards of DaimlerChrysler AG, Royal KPN N.V. and Concertgebouw N.V.
J.H.M. Hommen (1943)
Mr. Hommen was appointed to the Supervisory Board on 28 June 1998 and in 2001 he was re-appointed for four years by the Minister of Transport. Mr. Hommen is vice-chairman of the board of management (as per 28 March 2002) and chief financial officer of Royal Philips Electronics N.V. Mr. Hommen was former executive vice president and chief financial officer of the Aluminum Company of America (Alcoa). He is a member of the supervisory board of Atos Origin, chairman of the supervisory board of the Academisch Ziekenhuis Maastricht, and chairman of the college van beheer of Philips Pension Fund.

A. Maas (1934)
Mr. Maas was appointed to the Supervisory Board on 28 June 1998 and he was re-appointed in May 2000. From the demerger of TPG N.V. from Koninklijke PTT Nederland NV until 30 August 2001, he was chairman of the supervisory board but resigned as chairman on such date. He continues to be a supervisory board member and his present term expires in 2004. However Mr. Maas has indicated that for personal reasons he wants to step down in 2003. Mr. Maas is former chairman of the board of management of N.V. Koninklijke Bijenkorf Beheer KBB. He is currently also a member of the supervisory board of KLM Royal Dutch Airlines N.V.
R.W.H. Stomberg (1940)
Mr. Stomberg was appointed as a member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2006, at the annual shareholders meeting held in 2002. Mr. Stomberg is chairman of management Consulting Group plc and non- executive director of Smith & Nephew plc, Cordiant Communications plc, Reed Elsevier N.V.and Reed Elsevier plc. Mr. Stomberg is also member of the supervisory boards of Scania AB, Stinnes AG, Mülheim -Ruhr and Deutsche BP AG. Mr. Stomberg was former managing director on the board of British Petroleum Company plc and chief executive of BP Oil International.

        At the time of the 2003 general meeting of shareholders, Mr. W. Dik and Mr. V. Halberstadt will reach the end of their tenure. Mr. Dik has indicated that he will not be available for reappointment. Mr. Maas, who would reach the end of his tenure in 2004, has indicated that he wants to step down for personal reasons after the Annual General Meeting of Shareholders on 1 April 2003. The Supervisory Board intends to reappoint Mr. Halberstadt for another four years and to appoint Mr. R. Dahan and Mr. W. Kok as Supervisory Board members for a term of four years.

Board of Management Name	Position
M.P. Bakker (1961) CEO	Peter Bakker has been Chief Executive Officer since 1 November 2001, on which date he succeeded Ad Scheepbouwer. He joined Royal TPG Post (then called PTT Post) in 1991 and was appointed financial director of its parcels business unit in 1993. He was appointed financial control director of TPG Post in 1996 and became a member of the board of management of TPG Post in 1997. Since the demerger of TPG N.V. from Koninklijke PTT Nederland NV until his appointment as CEO, he was Chief Financial Officer and a member of the TPG Board of Management. Before joining TPG Post, Mr. Bakker worked for TS Seeds Holdings.
J.G. Haars (1951) CFO
Jan Haars has been Chief Financial Officer and a member of the TPG Board of Management since 1 August 2002. Mr. Haars succeeded Mr. Bakker who was appointed Chief Executive Officer of TPG from 1 November 2001. Before joining the company, Mr. Haars worked for ABN Amro Bank, Thyssen Bornemisza Group, Royal Boskalis Westminster, Rabobank Nederland and most recently for Unilever N.V. as worldwide Group Treasurer.

H.M. Koorstra (1951) Group Managing Director Mail
Harry Koorstra has been Group Managing Director Mail since July 2000. He joined TPG Post in 1991 as managing director of its Media Service business unit and became a member of its board of management in 1997. Before joining the company, Mr. Koorstra worked for 15 years at Netherlands' largest publisher, VNU, most recently as general director of its Admedia/VNU Magazine Group.
A.D. Jones (1947) Group Managing Director Express
Alan Jones is Group Managing Director Express and responsible for all express activities. He joined the company in July 1980 and held various management positions including head of our United Kingdom and Ireland business unit together with leadership of several other countries. Mr. Jones was appointed to the Board of Management on 1 July 1999.
R.A.S. Rossi (1943) Group Managing Director Logistics
Roberto Rossi is Group Managing Director Logistics and responsible for all our logistics activities. He joined the company in September 1991 and held various management positions in Italy. He most recently led our South Europe business unit. Mr. Rossi was appointed to the Board of Management on 1 July 1999.

        Four members of the Board of Management have a change of control provision in their contracts, in line with current market practice. This provision does not exceed two years' salary plus two times the average of the bonuses paid in respect of the three consecutive financial periods of the company completed before termination.

        The business address of all members of the Supervisory Board and the Board of Management is TPG N.V., Neptunusstraat 41-63, Hoofddorp, 2132 JA, The Netherlands.

  Board Practices

        The Supervisory Board has installed an Audit Committee, a Remuneration Committee, a Nominations Committee and a Strategic Committee.

        The Audit Committee operates pursuant to a charter approved by the Supervisory Board, according to the rules and regulations of Euronext Amsterdam, the New York Stock Exchange and other relevant stock exchanges and any implementing rules of relevant supervisory authorities. The Audit Committee is appointed by the Supervisory Board to assist the Supervisory Board in monitoring:

  •
  the integrity of the financial statements of the Company,

  •
  the independent auditor's qualifications and independence,

  •
  the performance of the Company's internal audit function and independent auditors,

  •
  the financial reporting process,

  •
  the system of internal business controls,

  •
  the compliance by the Company with legal and regulatory requirements, and

  •
  the financing of the Company and finance-related strategies.

        The Audit Committee consists of Mr. J.H.M. Hommen (Chairman), Mr. R.J.N. Abrahamsen and Mr. J.M.T. Cochrane.

        The Remuneration Committee:

  •
  sets remuneration of the Board of Management, including common targets and individual goals and individual performance based bonuses,

  •
  prepares decisions by the Supervisory Board on allocation policies for options and the conditions under which options are granted,

  •
  prepares allocations of management options to members of the Board of Management by the Supervisory Board, and

  •
  prepares a proposal for remuneration of members of the Supervisory Board.

        It consists of Mr. J.M.T. Cochrane (Chairman), Mr. V. Halberstadt and Mr. R.W.H. Stomberg.

        The Nominations Committee prepares the appointments by the Supervisory Board of members of the Supervisory Board and the Board of Management. It consists of Mr. M. Tabaksblat (Chairman), Mr. R.J.N. Abrahamsen, Mr. F. Bernabé and Mr. V. Halberstadt.

        The Strategic Development Committee acts as a sounding board for the Board of Management for the development of our strategy and at the request of the Supervisory Board prepares decisions of the latter that have a bearing on maintaining strategic policies and achieving objectives. It consists of Mr. M. Tabaksblat (Chairman), Mr. F. Bernabé, Mr. W. Dik and Mr. R.W.H. Stomberg.

        In response to the US Sarbanes-Oxley Act we have set up a Disclosure Committee. The initial aim of the committee is to achieve compliance with the Act and the new US SEC regulations resulting from the Act and to facilitate improvement of the internal control framework. The committee assists the TPG Board of Management by ensuring its disclosures in all filed reports are accurate, complete, timely, understandable and that they fairly present the condition of the group.

        One of the first achievements of the committee was to improve an internal sign-off process across the group that will provide the Board of Management with additional assurance to that already provided by the internal control framework, management review and audit process.

  Family Relationships

        There is no family relationship between any of the above listed persons.

  Compensation

        In 2002, we paid an aggregate amount of remuneration of €7,134,572 to all current and former members of our Board of Management (including pension, retirement and other similar benefits) and €360,752 (excluding VAT) to all members of our Supervisory Board. For additional information regarding compensation of the members of our Board of Management, see note 18 to our consolidated financial statements.

  Remuneration

        The remuneration of the individual members of the Supervisory Board, in euro, is set out in the table below:

Compensation Supervisory Board	Base compensation	Other* payments	Total remuneration
R.J.N. Abrahamsen	36,302	2,836	39,138
F. Bernabé	36,302	36,302
J.M.T. Cochrane	36,302	2,269	38,571
W. Dik	36,302	567	36,869
V. Halberstadt	36,302	4,538	40,840
J.H.M. Hommen	36,302	2,836	39,138
A. Maas	42,353	2,836	45,189
R.W.H. Stomberg	36,302	5,672	41,974
M. Tabaksblat	39,328	3,403	42,731
Total Supervisory Board	335,795	24,957	360,752

*
Payments relating to the number of Supervisory Board committee meetings attended.

        The remuneration of the individual members of the Board of Management is set out in the table below:

Compensation & Benefits Board of Management	Periodic paid compensation	Profit share and bonus		Severance payments	Contributions for future Payments		2002 total	2001 total
Peter Bakker	815,416	390,120		—	279,358		1,484,894	1,436,590
Jan Haars	197,735	858,246	*	—	761,096	**	1,817,077	—
Harry Koorstra	486,118	305,932		—	90,131		882,181	788,946
Alan Jones	1,046,717	495,361		—	194,670		1,736,748	1,602,908
Roberto Rossi	641,467	141,557		—	554,250	***	1,337,274	1,788,071
Total current Board of Management	3,187,453	2,191,216		—	1,879,505		7,258,174	5,616,515
Ad Scheepbouwer	—	—		—	(39,770)		(39,770)	3,522,553
Carel Paauwe	36,550	—		—	(283)		36,267	534,908
Bert van Doorn	—	—		—	(10,763)		(10,763)	203,192
Total former Board of Management	36,550	—		—	(50,816)		(14,266)	4,260,653
Total Board of Management	3,224,003	2,191,216		—	1,828,689		7,243,908	9,877,168

*
Includes a special one-off bonus on joining TPG.

**
Includes a one-off amount paid into the TPG pension fund to fund the pension as part of the employment conditions.

***
Payment due to contracted back service pension obligations.

Negative amounts are refunds from TPG pension fund.

        The bonus plans for the CEO and the CFO are based on targeted levels of earnings per share. For the CFO a guaranteed 2002 bonus was exceptionally agreed as part of his joining arrangements. Divisional members of the Board were 50% targeted on Earnings per share and 50% on divisional Economic Profit targets. All EP targets except for Logistics were met. The EPS performance was on the lower end of the expected range.

  Share Ownership and Share Option Plans

        As of 14 February 2003 apart from two members of our Supervisory Board and one member of our Board of Management no other members of the Supervisory Board and the Board of Management owned any ordinary shares in our company. Together the Supervisory Board and Management Board members own less than 1% of our outstanding shares.

        We have established two share option plans, one for all employees and one for members of our management. For more information about these plans and our compensation arrangement for members of the Board of Management, see notes 8 and 18 to our consolidated financial statements.

  Employees

        The following table sets forth certain data on our work force for each of the years in the five-year period ended 31 December 2002.

  Number of employees and full time equivalents (FTEs)

	2002	2001	2000
Employees at year-end(1)	150,365	138,563	129,675
Mail	75,424	68,081	63,255
Express	42,925	40,468	39,260
Logistics	32,016	30,014	27,160
Employees of proportionately consolidated joint ventures	9,919	8,516	7,920
Average number of external staff (estimate)	4,331	5,422	5,500
FTEs year average	113,444	109,589	95,382
Mail	43,623	43,227	39,367
Express	38,608	37,156	35,844
Logistics	31,213	29,206	20,171
FTEs of proportionately consolidated joint ventures	8,447	7,058	6,538
Employees per geographic region:
The Netherlands	70,645	68,306	66,039
Rest of Europe	57,574	49,570	43,654
Europe in total	128,219	117,876	109,693
Asia	4,662	4,267	3,768
Australia	5,468	5,172	5,347
USA & Canada	6,839	6,091	6,615
Rest of the World	5,177	5,157	4,252
Total	150,365	138,563	129,675

(1)
Excluding employees of proportionately consolidated joint ventures and average number of external staff.

  Labour Relations

  European region

        We believe that a significant number of employees in the European region are presently represented by trade unions. Labour relations in the European region have been good and we have not experienced, except for a strike in France in 1999, any material work stoppages in recent years.

        Wages and general working conditions in the Netherlands and the United Kingdom are the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, our operating companies negotiate directly with unions and other labour organisations representing our employees. Collective bargaining agreements relating to remuneration typically have a term of one or two years. See "Item 3—Key Information—Risk Factors—Strikes, work stoppages and work slowdowns by our employees and the terms of new collective labour agreements could negatively affect our revenues and profitability".

        In addition to trade unions, we also consult from time to time with various local, national and European work councils. Employees generally elect the members of works councils. These works councils primarily serve an advisory role. Under Dutch law our central works council may make non-binding recommendations for candidates to fill vacancies on our Supervisory Board. However, under certain circumstances, we may be required to consult with one or more of the works councils before proceeding with a course of action. Furthermore, we are obliged to apprise the works councils of activities, which affect our workforce in Europe.

  Other regions

        Except for our employees employed in Australia or by our logistics division in the US our employees outside Europe are generally neither represented by trade unions nor employed pursuant to collective labour agreements. Trade union representation in Australia and within the logistics division in the US is less than 50%. Labour relations have been good and we have, apart from certain labour disputes in Australia, not experienced any material work stoppages in recent years.

Item 7: Major Shareholders and Related Party Transactions

  General

        To our knowledge, no person, except for the State of the Netherlands, owns 5% or more of the ordinary shares and there are no arrangements the operation of which might result in a change in control of us.

        The table below sets forth, as of 14 February 2003, the number of shares of each class of our voting shares held by the only person known by us to own of record beneficially more than 5% of any class of our voting shares:

Title of Class	Identity of Person or Group	Number Owned	Percentage
Ordinary Shares	The State of the Netherlands	167,073,810	34.8	%(1)
Special Share	The State of the Netherlands	1	100%

(1)
In March 2001, the Dutch State sold a total of 40,250,000 of our ordinary shares, thus reducing its ownership interest from approximately 43.3% to approximately 34.9% of our outstanding ordinary shares (due to the payment of stock dividend in May 2001, this ownership diluted further to approximately 34.8%). In connection with the sale of these ordinary shares, the State announced its intention to reduce its stake while safeguarding the public interest of the postal concession. See "—The Ownership Interests of the State of the Netherlands" and "Item 6—Directors, Senior Management and Employees—Management Structure". In addition, per 14 February 2003, we held 5,235,260 shares of our ordinary shares. Shares held by us in our own capital may not be voted.

        For information as to the portion of each class of shares held in the United States and the number of record holders in the United States see "Item 9—The Offer and Listing".

  The Ownership Interests of the State of the Netherlands

  Overview

        The State is involved with us as a shareholder, and its control is achieved primarily through corporate governance mechanisms, its ownership of the special share and a longer-term equity interest.

        An effectively operating postal system is of great importance to Dutch society for various reasons, including economic, strategic and national security reasons, and is therefore of general interest to the State of the Netherlands. For certain important postal services we are the exclusive holder of the Postal Concession granted by the State (see "Item 4—Information on the Company—Regulatory Environment"). As a result, we are crucial to the maintenance of an effectively operating postal system in the Netherlands. The granting of the Postal Concession is regulated by the Enabling Act. In addition, the State uses various corporate governance mechanisms to protect its general interest in an effectively operating postal system. These presently include its ownership of the special share and a long-term equity interest. See "Item 3—Key Information—Risk Factors—The State of the Netherlands is our largest shareholder and has the right to approve important decisions concerning our business, which may adversely affect the value of your investment".

  Pending Changes to Relation with the State

        During March 2001, the Dutch State announced that it sold a total of 40,250,000 of our ordinary shares, thus reducing its ownership interest in our outstanding ordinary shares from approximately 43.3% to approximately 34.9% (due to the payment of a stock dividend in May 2001, this ownership was diluted further to approximately 34.8%). At such time, the State also announced its intention to reduce its involvement with us while continuing to safeguard the public interest in the postal concession.

        The State and we agreed in March 2001 to certain amendments to the agreements which govern our relationship. Pursuant to this agreement the Minister of Transport no longer has an option to acquire our preference shares A. This agreement was implemented by amendment of our articles of association on 20 June 2002 and termination of the option to acquire our preference shares A in April 2002.

        The State has expressed the intention to investigate whether the regulatory concession for postal services can be moved from TPG N.V. to Royal TPG Post B.V., our subsidiary for postal services. No change is currently proposed to the status of the State's existing "special share". However, the State is considering the possibility of limiting the applicability of the rights attached to the "special share" to apply only to our subsidiary for postal activities.

        The Commission of the European Union announced on 5 February 2003 that it has sent formal requests in the form of a reasoned opinion to several member states of the European Union to give up so-called special shares held by these member states in companies that provide special rights with respect to certain decisions within such companies. Such a request has also been sent to the State with respect to TPG. The State has reacted that it has no intention to give up its special share in TPG. If the State fails to comply with the request within two months of receiving it, the Commission may bring the matter before the European Court of Justice.

        The State has expressed the intention to introduce legislation to amend the Enabling Act that governs us with the effect that the rules for large companies (grote vennootschappen) as provided for in section 6 (afdeling 6) title 4 of book 2 of the Dutch Civil Code would apply to us in the same manner as they apply to all other large companies. See item 10—"Additional Information—Large company regime".

  Special Share

        The State holds a special share, that gives it the right to approve decisions that lead to fundamental changes in our group structure. The State has committed itself to exercising the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system in the Netherlands and also to protect its financial interest as a shareholder. The State may not exercise its special share to protect us from unwanted shareholder influence. The State may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board. Ownership of the special share gives the State the right to approve certain actions, including:

  •
  issuing shares in our capital;

  •
  restrictions on or exclusions of the pre-emptive rights of holders of our ordinary shares;

  •
  mergers, demergers and dissolutions with respect to us and Royal TPG Post B.V.;

  •
  certain capital expenditures;

  •
  certain dividends and distributions; and

  •
  certain amendments to our articles of association and the articles of association of Royal TPG Post B.V., including any amendment to the articles of association with respect to

  –
  a modification of the objects clause that relates to performance of the concession obligations,

  –
  the creation of new classes of shares, profit sharing certificates or other securities entitling the holder thereof to the earnings and/or shareholders' equity of the company,

  –
  the cancellation of the special share,

  –
  the cancellation of the preference shares B,

    –
    the transfer of the special share, and

    –
    the amendment of the rights attached to the special share.

        As part of its intention to reduce its involvement in our affairs, the State is considering the possibility of limiting the applicability of rights attached to the special share to apply only to our subsidiary for postal activities.

  The Foundation for the Protection of TNT Post Group and Preference Shares B

        The Foundation for the Protection of TNT Post Group (TPG Protection Foundation) was formed to care for our interests, the enterprises connected with us and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal person.

        Agreements have been concluded between us and the Foundation for the placement or acquisition of preference shares B.

        The independent members of the board of the Foundation are H.B. van Liemt (chairman), J.J.M. Maeijer (deputy chairman), J. den Hoed RA.. Mr. L. Koopmans resigned in 2002. R.J.N. Abrahamsen, a member of our Supervisory Board, is also a Foundation board member. The board of the Foundation is working to fill this vacancy occured by the resignation of Mr.Koopmans as soon as possible. With the members of the board of the Foundation, we share the view that the foundation is independent in the sense referred to in Appendix X of the Listing Rules of the Euronext Amsterdam Stock Exchange as soon as the vacancy which occurred by the resignation of Mr. Koopmans, will have been filled by the appointment of a new independent board member.

        We have a put option to place a number of our preference shares B (which have the same voting rights as our ordinary shares) not exceeding the total issued share capital before such issue (or, subject to prior approval by the general meeting of shareholders, such larger number as the parties may agree) with the Foundation for the Protection of TPG (subject to the Foundation's ability to pay the purchase price). In addition, the Foundation for the Protection of TPG has a call option to acquire a number of preference shares B from us not exceeding the total issued amount of ordinary shares and the special share, minus one and minus any shares already issued to the Foundation for the Protection of TPG. These arrangements have been entered into to prevent or delay or complicate attempts at an unsolicited take-over, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. The preference shares B may only be issued pursuant to the call and put options to serve these interests.

        The exercise price with respect to each of the options is the nominal value of € 0.48 per preference share B, although upon exercise only € 0.12 per preference share B is required to be paid. The additional € 0.36 per preference share B would not be required to be paid by the Foundation until a call for payment was made by us by resolution of our Board of Management, which resolution would be subject to the approval of the Supervisory Board. Beginning two years after the date of issue of any preference shares B to the Foundation, the Foundation would have the right to demand that we propose to our general meeting of shareholders that such preference shares B be canceled and the paid up amount returned to the Foundation for the Protection of TPG. This would occur upon approval of the general meeting of shareholders. This demand could be made earlier by the if it had received a demand for the repayment of the funds, acquired under the credit arrangement, that it had arranged in order to make payments on the preference shares B.

  Related Party Transactions

  The State as Creditor

        We have received two long-term loans from the State. At 14 February 2003, € 41 million of a 6.37% senior loan and € 31 million of a 6.72% subordinated loan were outstanding. See note 12 to our consolidated financial statements.

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

  Loans

        Since 31 December 2001 to 31 December 2002 the amount of outstanding loans made by the company and any of its subsidiaries to members of the Board of Management is set out in the table below:

Name	Total Outstanding loan per 31 December 2001	Repaid	Total Outstanding loan per 31 December 2002	Total Outstanding loan per 14 February 2003
	(in €)
Peter Bakker	93,861.72	0	93,861.72	93,861.72
Harry Koorstra	16,348.79	0	16,348.79	16,348.79

        In the Netherlands tax was levied at the time of grant of the option rights and the loans were offered to the members of the Board of Management in order to pay this tax. No interest accrues on the loans, however a fictitious income mark up of 4% is made over the monthly salary.

        These loans include €15,181 of loans with regard to options that have been transferred from KPN at the time of the demerger.

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

Item 8: Financial Information

        For our consolidated financial statements see "Item 18—Financial Statements".

  Legal Proceedings

  Multigroup Litigation

        On 5 February 2002 we settled outstanding litigation with Multigroup Distribution Services Pty Limited, an Australian freight transportation company, that commenced on 21 July 1995. Multigroup was seeking damages and an account of profits alleging anti-competitive behaviour in breach of the Australian Trade Practices Act 1974 and associated torts. The terms of the settlement are subject to a strict confidentiality regime, but the settlement is not material in the overall context of the financial results of TPG.

  OPTA Proceedings

        Pursuant to the General Postal Regulations Decree, we are required to inform OPTA by a separate annual report about the financial results earned from both the Reserved Postal Services and the other Mandatory Postal Services. The report is to be based on the separate internal accounts for the costs and the revenue of each of the above services, that we are required to implement within our internal financial administration. Our obligations on financial accounting require us to maintain separate financial accounts within our internal financial administration for Mandatory Postal Services. This separate accounting must be broken down into Reserved Postal Services and other Mandatory Postal Services and must be separated from the accounting of our other activities.See "Item 4—Information on the Company—Regulatory Environment". The purpose is to prevent possible unjustified cross-subsidisation. Our system for allocating the costs and the revenue of our postal services requires the approval of OPTA, which OPTA originally gave in December 2000. As we disagreed with some of the conditions attached to the approval decision, we submitted a complaint against these conditions to OPTA in the beginning of 2001. On 10 October 2001 OPTA ruled on our complaint. In its decision OPTA on the one hand maintained its approval of the system for allocating our revenue and costs. On the other hand OPTA revised in its decision the scope of the conditions attached to the approval decision by tightening up some of the existing conditions and by adding some new conditions.

        We dispute the scope of the conditions OPTA imposed and OPTA's authority to rule so. We therefore lodged an appeal for the annulment of the imposed conditions with the District Court in Rotterdam whilst upholding the approval of our system for allocating the revenue and costs. The District Court rendered its decision on 20 March 2002. In its decision the District Court annulled most of the disputed conditions and set aside some of the more significant additional obligations imposed by OPTA and ordered OPTA to revise their additional obligations accordingly. OPTA has sent the revised obligation to TPG on 19 July 2002, but still not fully according to our view. We gave our written reactions to OPTA in September and November 2002. Both OPTA and TPG Post have appealed to a court of appeal. It is anticipated that the court of appeal will commence the review of this case not before the spring of 2003.

  Subcontractor Suits

        The authorities in France have brought several criminal and civil actions relating to our Express division's French operations alleging that our subcontractors or their employees should be regarded as our own unregistered employees. The actions variously seek criminal fines or the payment of social security contributions, wage taxes and overtime payments in respect of such employees. Similar actions have been brought against our competitors. To date, only one court decision has been rendered in connection with these actions, on 17 December 2001, when a Bordeaux court ruled in our favour, ordering the release of our French Express subsidiaries from all charges. The French public prosecutor and our French subsidiary have lodged appeals to this decision, which are pending.

        On 6 February 2003 the French parliament adopted a proposal that acknowledges a presumption of independence of subcontractors, which should be helpful in defending these actions. As we are not able to reasonably estimate any fines or costs related to these actions, we have not to date made any accounting provision for them.

  Ordinary course litigation

        Further, we are involved in several legal proceedings relating to the normal conduct of our business. We do not expect any liability arising from any of these legal proceedings to have a material effect on our results of operations, liquidity, capital resources or financial position. We have provided for all probable liabilities deriving from the normal course of business.

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

        Each year we normally pay interim and final dividends. For the final dividend with respect to 2002 we will propose to our shareholders (including holders of ADSs) a dividend in cash of € 0.25 per ordinary share, so that the total amount paid as dividend with respect to 2002 equals € 0.40 per ordinary share.

        The ordinary shares are denominated in euro. Exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs on conversion by Citibank N.A., as depositary to the ADRs, of such dividends.

        For a discussion of the material Dutch income tax provisions regarding the taxation of dividends on the ordinary shares, see "Item 10—Additional Information—Taxation".

  Significant Changes

        Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since 31 December 2002.

Item 9: The Offer and Listing

        Since 29 June 1998, following our demerger from KPN, our ordinary shares have been listed on the Amsterdam stock exchange (which was renamed Euronext Amsterdam in connection with the merger of the Amsterdam, Brussels and Paris Stock Exchanges in 2000), the London Stock Exchange, the New York Stock Exchange and the Frankfurt Stock Exchange.

        The principal market for trading in the ordinary shares is Euronext Amsterdam. Since 4 January 1999, the share price of the ordinary shares has been quoted on Euronext Amsterdam in euro rather than in Dutch guilders. We have an unrestricted sponsored American Depositary Receipt (ADR) facility with Citibank N.A. as Depositary. The ADRs evidence American Depositary Shares (ADSs), which represent the right to receive one ordinary share. The ADSs trade on the New York Stock Exchange under the symbol "TP".

        The following table sets forth the high and low trading prices for the shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange for the periods indicated:

	Euronext High euro	Low euro	NYSE High USD	Low USD
1998	27.73	17.02	32.75	19.93
1999	33.70	21.65	38.62	22.93
2000	30.70	22.50	30.93	19.81
2001	28.20	17.40	26.55	16.85
2002	24.98	14.98	22.60	15.48
	Euronext High euro	Low euro	NYSE High USD	Low USD
2000
1st Quarter	30.70	23.47	30.93	22.37
2nd Quarter	28.25	22.75	26.93	20.87
3rd Quarter	29.25	26.20	27.81	22.75
4th Quarter	28.20	22.50	25.12	19.81
	Euronext High euro	Low euro	NYSE High USD	Low USD
2001
1st Quarter	28.20	22.42	26.55	19.90
2nd Quarter	26.55	23.35	23.70	20.28
3rd Quarter	25.25	17.40	22.50	16.85
4th Quarter	24.45	20.50	21.70	18.44
	Euronext High euro	Low euro	NYSE High USD	Low USD
2002
1st Quarter	24.74	22.28	21.96	19.74
2nd Quarter	24.98	21.00	22.60	19.80
3rd Quarter	22.80	16.96	22.42	16.28
4th Quarter	19.35	14.98	18.44	15.48
	Euronext High euro	Low euro	NYSE High USD	Low USD
2002
August	20.15	17.10	19.89	16.28
September	19.82	16.96	19.38	16.53
October	19.05	15.70	18.44	15.83
November	18.39	16.30	18.34	16.40
December	18.00	15.30	18.01	15.57
2003
January	16.00	13.85	16.77	15.07
February (through 14 February)	14.85	13.41	15.97	14.50

        As of 14 February 2003, approximately 65.2% of our outstanding ordinary shares were held in bearer form and the remainder were held in registered form. As of 31 December 2002, we believe approximately 13.6% of our outstanding ordinary shares were held in the United States and 4,875,799 ordinary shares were held in the form of ADSs by 59 record holders. For more information about our shares, see "Item 10—Additional Information—Ordinary Shares".

Item 10: Additional Information

  Memorandum and Articles of Association

        Following is a description of the material provisions of our articles of association pertaining to the rights and restrictions applicable to our ordinary shares. This description is only a summary and does not purport to be complete. Copies of our articles of association are available upon request from us. The articles of association are filed with the Securities and Exchange Commission in the United States.

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

        To ensure that these powers stay with our Supervisory Board, a special Dutch act, the Enabling Act, provides that Dutch statutory rules allowing for full or partial exemption from these rules for large companies do not apply to us. In March 2001, the State expressed the intention to introduce legislation to amend the Enabling Act, with the effect that rules for large companies would apply to us as they apply to all other large companies. See "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands—Pending Changes to Relation with the State". Such legislation has not been introduced by the State yet.

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

  Share Capital

        Under our articles of association, our authorised share capital amounts to € 1,152 million nominal value, consisting of:

  •
  1,200,000,000 ordinary shares*,

*  Including 5,235,260 shares held by the company.

  •
  1 special share, and

  •
  1,199,999,999 preference shares B,

each with a par value of € 0.48.

        We have 480,259,522 outstanding ordinary shares and one special share.

  Ordinary Shares

        Our ordinary shares are registered with the NECIGEF (Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V.) and represented by a global note. Ordinary shares registered with the NECIGEF and represented by the global note may be converted into ordinary shares registered in the shareholders register of our company and vice versa at any time. There is no fee due for conversion. The ordinary shares are in bearer form, but may be registered on request of the holder. Our ordinary shares registered with the NECIGEF and represented by the global note are listed on Euronext Amsterdam, the London Stock Exchange and the Frankfurt Stock Exchange. American Depositary Shares, representing ordinary shares registered with the NECIGEF and represented by the global note, are listed on the New York Stock Exchange.

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

  Transfer of Ordinary Shares

        Ordinary shares are transferable through the book-entry transfer system maintained by NECIGEF.

        Registered ordinary shares are transferred by means of a deed of transfer and, unless we are a party to the legal act underlying the transfer, our written acknowledgement of the transfer of registered ordinary shares.

  The Special Share

        The State of the Netherlands is the holder of the special share, which gives its holder the right to approve certain actions by us. The special share, together with certain other provisions of our articles of association, may have the effect of delaying, deferring or preventing a change in control of us. For a description of these rights and other details regarding the special share, see "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands".

  The TPG Protection Foundation and Preference Shares B

        We have a put option to place a number of the preference shares B with the Foundation for the Protection of TPG. The Foundation has a call option to acquire a number of the preference shares B from us. For a description of the Foundation and preference shares B, the put option and the call option, see "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands".

  Issue of Ordinary Shares

        Ordinary shares may be issued, and rights to subscribe for shares (including options and warrants), may be granted pursuant to a resolution of the Board of Management, subject to the approval of the Supervisory Board and the State as holder of the special share. Under our articles of association, up to 719.740.478 additional ordinary shares may be issued. On 24 April 2002, the annual general meeting of shareholders granted the authority to issue ordinary shares to the Board of Management. The authority of the Board of Management (subject to such approvals) to issue ordinary shares will terminate on 24 October 2003. The general meeting of shareholders can, in accordance with the articles of association, extend this authority for a period not exceeding five years in each instance. The authority can also be extended by amendment to the articles of association to that effect. If no such extension is given, the issue of ordinary shares or rights to subscribe for shares requires a resolution of the general meeting of shareholders, upon a proposal of the Board of Management approved by the Supervisory Board. The resolution of the general meeting also requires the approval of the State as holder of the special share.

        We have agreed with the State that we have the right to issue ordinary shares up to a total par value of € 182,833,785, subject to the approval of the State, in its capacity as holder of the special share, and the Supervisory Board. The State has agreed that it will withhold its approval only if:

  •
  any proposed share issue by us is scheduled to take place, or the intention to make such share issue would be made public by us, within nine months prior to any offer of our ordinary shares by the State, and

  •
  if the State in its reasonable opinion expects that such proposed share issue by us would be detrimental to its interests in any later offerings of our ordinary shares by it.

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

        Holders of ordinary shares have certain pre-emptive rights. See "—Pre-emptive Rights".

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

        We first have to pay dividends on the special share equal to 7% of its par value each year. If preference shares B have been issued and there are remaining profits available for dividends, we then have to pay dividends on the paid-up portion of the par value of such shares, of one point above the average twelve monthly EURIBOR (EURO Interbank Offered Rate)—weighted to reflect the number of days for which the payment have applied—over the financial year to which the distribution relates. Alternatively, if publication of such rate has been discontinued, the dividend percentage shall be calculated by reference to the arithmetic mean of the average yields of the five longest-dated Dutch state loans plus a premium determined by the Board of Management with the approval of the Supervisory Board.

        After payment of dividends on the special share and the preference shares B, the Board of Management may then determine, with the approval of the Supervisory Board, to appropriate part of the remaining profit to reserves. The profit remaining after appropriation to reserves is distributed as a dividend to the holders of ordinary shares.

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

        Our Board of Management will submit a proposal to the general meeting of shareholders to be held on 1 April 2003, to amend our articles of association. Due to fiscal reasons it is proposed to amend article 68, paragraph 5, as follows: "For the computation of the profit distribution, the shares held by the Company in its own capital shall not be included, unless the Board of Management resolves otherwise, which resolution shall be subject to the approval of the Supervisory Board".

        The proposal is to amend article 15 paragraph 4 of the article of association as follows: "Articles 55 to 62 inclusive and article 68 shall also be applicable to shares in the company's own capital or depositary".

  Voting Rights and General Meetings

        We are required to hold a general meeting of shareholders within six months after the end of each financial year, among other things, to approve the annual accounts. Our financial year is the calendar year. Other general meetings of shareholders shall be held as often as the Board of Management or the Supervisory Board deem necessary, subject to applicable provisions of Dutch law. One or more shareholders representing at least 10.0% of the issued share capital may, upon their request, be authorised by the president of the district court to call a general meeting of shareholders. The president will only give such an authorisation if these shareholders have requested our Board of Management and our Supervisory Board in writing to call a general meeting, stating their proposed agenda in detail, and our Board of Management and our Supervisory Board have not taken steps to ensure that a general meeting can be held within six months after their request. General meetings are convened by 15 days prior notice published in a nationally distributed daily newspaper. There are no quorum requirements applicable to general meetings. General meetings of shareholders may only be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer (Schiphol).

        One or more shareholders representing at least 1% of the issued capital have the right to request the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders.

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

        Upon a proposal of the Board of Management, which proposal must be approved by the Supervisory Board, the general meeting of shareholders may reduce outstanding share capital by canceling shares or by reducing the nominal value of shares subject to the provisions of the articles of association.

  Liquidation Rights

        In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed in the following order of preference: first, to the holders of the special share and all outstanding preference shares B, plus accumulated dividends for preceding years which have not yet been paid, the nominal value of the shares; and second, to holders of the ordinary shares pro rata to their holdings.

  Pre-emptive Rights

        Except for issues of ordinary shares for non-cash consideration and issues to TPG employees, holders of ordinary shares have pro rata pre-emptive rights to subscribe for new issuances of ordinary shares in proportion to their shareholdings. These rights may be restricted or excluded by a resolution of the Board of Management, subject to the approval of the Supervisory Board and the holder of the special share. The State, in its capacity as holder of ordinary shares and the special share, has agreed with us that it will vote in favour of any proposal submitted annually to the annual general meeting of shareholders by the Board of Management to extend the authority of the Board of Management to restrict or exclude the pre-emptive rights of holders of ordinary shares. Holders of ADSs may not be able to exercise pre-emptive rights granted to holders of ordinary shares.

  Acquisition by Us of Our Own Shares

        We may acquire our own shares, subject to the requirements of Dutch law and the articles of association, if:

  •
  our shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the articles of association, and

  •
  after the share acquisition, we would not hold shares with an aggregate par value exceeding one-tenth of the our issued share capital.

        Shares held by us in our own capital may not be voted.

        An acquisition by us of our shares may be effected by the Board of Management, subject to the approval of the Supervisory Board and, if the acquisition amounts to more than 1% of the issued ordinary shares, the approval of the holder of the special share. We may only acquire shares in our own capital if the annual general meeting of shareholders has granted the Board of Management the authorisation to effect such acquisitions. Such an authorisation may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. The current authorisation expires on 24 October 2003. Under this authorisation, the maximum number of shares that can be acquired cannot exceed the maximum amount authorised by law (currently 10%) of the issued ordinary shares at the time of the acquisition, for a price per ordinary share not exceeding the average price of the closing prices as published in the Official Price List of Euronext Amsterdam N.V. during the five trading days prior to the day of acquisition, plus 10% of such average. This authorisation is not required for the acquisition by us of our shares for the purpose of transferring such shares to our employees pursuant to any arrangements applicable to such employees.

  Obligations of Shareholders to Disclose Holdings

        The Act on Disclosure of Holdings in Listed Companies 1996 (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, if as a result of such acquisition or disposal. The percentage ranges referred to in the Act are 0-5, 5-10, 10-25, 25-50, 50-66.6 and over 66.6. On 1 September 2002 this Act was revised and now also contains an obligation for managing directors and supervisory directors of Dutch companies listed on a stock exchange located in a member state of the European Union to disclose their shareholdings in their company. In accordance with this revised Act, the members of our Board of Management and Supervisory Board that owned ordinary shares in our company disclosed their shareholdings to the Authority Financial Markets, the Dutch Securities Board, on 23 September 2002.

        Failure to comply with the Act constitutes an economic offence. In addition, a civil court can issue sanctions against any person who fails to notify, or incorrectly notifies us and the Authority Financial Markets in accordance with the Act. Possible court sanctions include the suspension of voting rights with respect to the ordinary shares held by such person.

  Liability to Further Calls or Assessments

        All of our outstanding shares are fully paid and non-assessable.

  Reduction of Capital

        The general meeting of shareholders may, but only on motion of the Board of Management with the approval of the Supervisory Board, resolve to reduce the issued capital by canceling shares or by reducing the amount of shares by an amendment to the articles of association.

  Amendments of the Articles of Association, Legal Merger and Dissolution

        A resolution of the general meeting of shareholders to amend the articles of association (including with respect to changing the rights of holders of our ordinary shares), to merge or demerge within the meaning of Part 7, Book 2 of the Dutch civil code or to dissolve us may only be adopted on a motion of our Board of Management that is approved by our Supervisory Board. Proposals to amend the provisions of the articles of association described in "Item 7—Major Shareholders and Other Related Parties—Ownership Interests of the State of the Netherlands" need the prior approval of the holder of the special share.

  Release from liability (Kwijting)

        At each annual general meeting of shareholders, our shareholders are, after the approval of the annual accounts, requested to adopt a separate resolution releasing the members of the Board of Management and the members of the Supervisory Board from actual or potential liabilities in connection with the execution of their duties during the financial year. The release from liability obtained by the Board of Management and the Supervisory Board is limited to the facts reflected in the financial statements or otherwise disclosed to the general meeting prior to the approval of the financial statements. However, the scope of a release from liability is subject to limitations by virtue of the law.

  The Board of Management

        The Board of Management is responsible for the management of the company under the supervision of the Supervisory Board. Authority to represent us is vested in the Board of Management. In addition, the Chairman of the Board of Management or any two members of the Board of Management acting jointly may represent us. In the event of a conflict between us and a member of our Board of Management, we will be represented by a member of our Board of Management or a member of our Supervisory Board appointed by our Supervisory Board for this purpose. Members of the Board of Management are appointed and can be suspended or dismissed by the Supervisory Board. Share ownership is not required to qualify as a member of the Management Board. See "Item 6—Directors, Senior Management and Employees".

  The Supervisory Board

        Our articles of association provide for a Supervisory Board of seven to 12 members. The Supervisory Board supervises and advises the Board of Management and generally monitors our affairs. The Supervisory Board adopts the annual accounts and submits them for approval to the general meeting of shareholders. In performing these duties, the Supervisory Directors are required to consider our interests and the enterprise connected therewith. The Supervisory Directors are appointed for staggered terms of four years by the Supervisory Board itself. The State has given up its right to appoint three of the seven to 12 members on our Supervisory Board and this has been implemented by the amendment of our articles of association that took place on 20 June 2002. This has not affected the position of the three members of the Supervisory Board that have been appointed by the Minister of Transport before the State gave up this right, as they will remain members of the Supervisory Board according to schedule. Share ownership is not required to qualify as a member of the Supervisory Board. See "Amendments of Our Articles of Association" and see "Item 7—Major Shareholders and Related Party Transactions—The Ownership Interests of the State of the Netherlands".

        The age limit of 72 years for a member of the Supervisory Board has been cancelled under Dutch law and our articles of association have been amended to reflect this change in legislation on 20 June 2002. This means that a member is no longer obliged to resign at the time of the annual general meeting of shareholders held in the financial year that member becomes 72. See "—Amendments of Our Articles of Association" and "Item 6—Directors, Senior Management and Employees".

  Large company regime

        Pursuant to the Enabling Act as currently in force, we are subject to the full "large" company regime.

        In March 2001, the State expressed the intention to introduce legislation to amend the Enabling Act, with the effect that the large company regime as provided for in section 6 (afdeling 6) part 4 of book 2 of the Dutch civil code would apply to us as it applies to all other large companies. This means that, under certain circumstances, the rules for large companies may no longer apply to us in full or in part. Such legislation has not been introduced yet.

        Under Dutch law, the powers vested in a supervisory board vary, according to whether a company is subject to (i) the full "large" company regime, (ii) the partially exempt "large" company regime, or (iii) the fully exempt "large" company regime. If a company is subject to the full "large" company regime, the company must have a two-tier management structure, including a supervisory board with broadened powers. The supervisory board appoints its own members. The supervisory board has the power to appoint and remove members of the board of management. The decision of the supervisory board to remove a member of the board of management can only be taken after the general meeting of shareholders has been consulted on the intended dismissal. In addition, the supervisory board has the power to adopt the annual accounts after which the general meeting of shareholders may approve them. Certain resolutions of the board of management are subject to the approval of the supervisory board. If a company is partially exempt from the large company regime, certain of these broadened powers remain vested in the supervisory board. However, shareholders have the power to appoint and dismiss members of the board of management and adopt the annual accounts. If a company is fully exempt from the large company regime, no statutory powers are vested in the supervisory board.

  Restriction on Non-Dutch Shareholders' Rights

        Under our articles of association there are no limitations on the rights on non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

  Amendments made to Our Articles of Association

        Our Board of Management submitted a proposal to the general meeting of shareholders held on 24 April 2002, to amend our articles of association. This proposal had been approved by our Supervisory Board. The proposal contained the following:

  •
  an increase of the authorised capital in order to create optimum freedom to issue new shares in the future. The increase is such that the current issued share capital will make up an ample 20% of the authorised share capital,

  •
  a cancellation of the preference shares A,

  •
  a cancellation of the right of the Minister of Transport to appoint three members of the Supervisory Board,

  •
  an increase of the maximum number of members of the Supervisory Board from 9 to 12, and

  •
  a cancellation of the age limit of 72 years for a member of the Supervisory Board.

        The general meeting of shareholders passed a resolution to amend our articles of association in accordance with the proposal of the Board of Management on 24 April 2002. Our articles of association were subsequently amended by notarial deed on 20 June 2002.

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

        On 12 December 2002 we entered into a participation agreement with the independent Foundation pensionfund TNT Post Groep (Stichting pensioenfonds TNT Post Groep). Under this agreement we are obliged to register all our employees that are subject to our Dutch collective labour agreement for pension participation in this Foundation.

  Exchange Controls

        There are no legislative or other legal provisions currently in force in the Netherlands or arising under the articles of association restricting remittance to holders of our securities not resident in the Netherlands. Cash dividends payable in euro on our ordinary shares may be officially transferred from the Netherlands and converted into any other convertible currency.

        There are no limitations, either under the laws of the Netherlands or our articles of association, on the right of non-residents of the Netherlands to hold or vote our ordinary shares.

  Documents on display

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by us, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov. Our ADRs are traded on the New York Stock Exchange, and these materials are available for inspection and copying at their offices at 20 Broad Street, New York, New York, 10005.

  Taxation

  General

        The following is a summary of the material Dutch tax consequences of the ownership of ordinary shares or ADSs, in particular by US Shareholders (as defined below). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ordinary shares or ADSs, and prospective investors should consult their professional advisors as to the tax consequences of their purchase, ownership and disposition of the ordinary shares and ADSs, including the consequences under applicable federal, state, local and foreign law. In particular, the summary does not address US shareholders that do not hold the shares or ADSs as capital assets and the tax treatment of holders subject to special tax rules, such as banks, insurance companies and dealers in securities, investors liable for alternative minimum tax or investors who hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, some of which may be subject to special rules. This summary should not be read as extending by implication to matters not specifically discussed herein. Additional rules may apply to holders who themselves or through affiliates actually or constructively own 10% or more of the voting power or value of the ordinary shares or ADSs as determined by US Federal income tax law. The Dutch rules applying to holders of a "substantial interest" in broad terms, individuals who hold or have held directly or indirectly, either independently or jointly with certain close relatives, at least 5% of the nominal paid-up capital of any class of shares in the company are not addressed in this summary. With respect to US shareholders, this discussion generally applies only to such holders who hold ordinary shares or ADSs as a portfolio investment. This summary does not take into account the specific circumstances of any particular US holder although such circumstances might materially affect the general tax treatment of such US holder.

        For the purposes of this discussion, a "US Shareholder" is a holder of ordinary shares or ADSs that is a person who is a resident of the United States or who holds ordinary shares or ADSs as assets effectively connected with a US trade or business ("US Holders"). This discussion does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposal of ordinary shares or ADSs. For the purposes of this discussion, a "shareholder" is a shareholder that does not own a "substantial interest" or a "deemed substantial interest" in the Company.

        In general, for Dutch tax purposes, US holders of ADSs will be treated as the beneficial owners of the ordinary shares represented by such ADSs.

        It is assumed for purposes of this summary that a US shareholder is entitled to the benefits of the 1992 Treaty (as defined below). However, US shareholders should consult with their tax advisors regarding their status under the limitation of benefits article under the 1992 Treaty.

  Dutch Taxation

  General

        The following description of Dutch tax law and practice is based on laws, tax conventions, published case law and other legislation in force on 4 December 2001 with the exception of amendments subsequently introduced, possibly with retroactive effect. In this chapter a distinction is made between residents of the Netherlands and non-residents of the Netherlands. Whether an investor qualifies as a resident of the Netherlands or as a non-resident of the Netherlands is based on facts, as well as on several fictions in Dutch tax legislation. The general corporate income tax rate is currently 34.5% (the first € 22,689 of taxable profit is taxed at 29%).

        In this section no attention is paid to Dutch net wealth tax, due to the fact that this tax was abolished as of January 2001. As gift, estate and inheritance tax still apply, these taxes are dealt with separately at the end of this section.

        The descriptions of the Dutch tax laws and US Federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations.

  Dutch tax on dividends (dividend tax)

        Dividends (or similar income derived from shares qualifying as such under the Dutch Dividend Tax Act 1965 (Wet op de dividendbelasting 1965), hereinafter referred to as "income") distributed by the company are in principle subject to tax at a current rate of 25%, which should be withheld and remitted by the Company to the Dutch tax authorities. Stock dividends paid out of the company's share premium account, recognised as such for Dutch tax purposes, are not subject to dividend tax. The company has a share premium account, recognised as such for Dutch tax purposes, from which stock dividends could be paid.

        As regards US Holders the following will apply. A person can only claim the benefits of the tax treaty between the Dutch State and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed on 18 December 1992, as modified by the protocol of 13 October 1993 (collectively, the "1992 Treaty")

  •
  if the person is a resident of the United States as defined therein;

  •
  the person's entitlement to these benefits is not limited by the limitations on benefits provisions of article 26 of the 1992 Treaty, and

  •
  the person can be considered to be the beneficial owner of the dividend under the Netherlands' anti-dividend stripping rules.

        Under the 1992 Treaty, dividends paid by the Company to a resident of the United States (other than an Exempt Organization or Exempt Pension Trust, as described below) are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, provided that the holder does not carry on an enterprise in the Netherlands through a permanent establishment, permanent representative or fixed base to which or to whom the ordinary shares or ADSs are attributable. If and to the extent the ordinary shares or ADSs are attributable to such establishment or representative, Dutch withholding tax will, depending on the particulars of the case, amount to 25% or 0%. The 1992 Treaty provides for a complete exemption for dividends received by Exempt Pension Trusts and Exempt Organizations, as defined in the 1992 Treaty (hereinafter referred to as "Exempt Pension Trusts" and "Exempt Organizations"). Except in the case of Exempt Organizations, such reduced dividend withholding rate can be applied for at source upon payment of the dividend; Exempt Organizations would remain subject to the statutory withholding tax rate of 25% and would be required to file for a refund of such withholding.

        A US shareholder (other than an Exempt Organization) generally may claim the benefits of a reduced withholding tax rate pursuant to the 1992 Treaty by submitting a Form IB 92 USA., which form includes a banker's affidavit stating that the ordinary shares or ADSs are in the bank's custody in the name of the applicant, or that the ordinary shares or ADSs have been exhibited to the bank as being the property of the applicant. If the Form IB 92 USA. is submitted prior to the dividend payment date, the reduced withholding tax rate can be applied to the dividend. A US Shareholder unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented a claim for withholding tax relief at source.

        Qualifying Exempt Organizations (other than Exempt Pension Trusts) may seek a refund of the tax withheld by submitting Form IB 95 USA, which also includes a banker's affidavit.

        Under the Dutch anti-dividend stripping rules a recipient of a dividend is not considered to be the beneficial owner if it is plausible that:

  •
  the recipient paid a consideration (in cash or in kind) in connection with the dividend distribution, and the payment forms part of a sequence of transactions,

  •
  an individual or a company benefited, in whole or in part, directly or indirectly, from the dividend, where that individual or company is entitled to a less favorable relief from Netherlands dividend withholding tax than the recipient of the dividend distribution, and

  •
  that individual or company directly retains or obtains a position in the shares that is comparable to its position in similar shares before the sequence of transactions commenced.

  Dutch Personal and Corporate Income tax

  Personal Income Tax Act 2001

        The Personal Income Tax Act 2001 entered into force on 1 January 2001, replacing the Income Tax Act 1964. Under this personal income tax regime, income is divided into three separate "boxes" each of which is governed by its own rules,

        Box I (living and working) includes business and employment income, income from receivables on a substantial shareholding, income from assets lent to a substantial shareholding, and income from the main private residence;

        Box II (substantial interest) includes dividend income and capital gains from substantial shareholdings.

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

        Personal income tax in respect of the Ordinary Shares or ADSs

        Resident individuals of the Netherlands

        Box I (living and working)

        A Dutch shareholder/private individual, who holds the ordinary shares or ADSs that can be attributed to the business assets of an enterprise which is, in whole or in part, carried on for the account of a shareholder, is liable to income tax on the income derived from the ordinary shares or ADSs at the progressive regular rates of Box I (maximum currently of 52%).

        Box II (substantial interest)

        Income (dividends and capital gains) from substantial interests (broadly, shareholdings of at least 5%) is taxed in Box II. The tax rate amounts to 25%. Changes under the new Income Tax Act relevant for investors in the ordinary shares or ADSs are:

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

  •
  Interest related to the financing of a substantial interest is only deductible against the 25% rate,

  •
  Interest on debts due from the company as well as income and gains from other assets which are made available to the company are not taxable in Box II, but in Box I.

  •
  The usufruct of (elements of) a substantial interest is considered to form a substantial interest.

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

        Box III (savings and investments)

        Income derived from capital (savings and investments) is taxed according to the regime of Box III. Taxable income is determined annually on the basis of a fictitious—i.e. deemed—return on capital. This deemed return has been fixed at 4% of average net capital, i.e., assets less liabilities (at market value), on 1 January and 31 December of any year. In this respect, assets and liabilities relating to income from Box I and Box II are not taken into account. It is emphasized that the taxable income is computed without regard to the actual income and capital gains received. Thus, if actual income exceeds 4%, tax will still only be levied on the basis of 4%. On the other hand, there is no reduction in tax if actual income is less than 4%. The deemed income is taxed at 30%.

        In principle, under the provisions of the Personal Income Tax Act 2001 the Dutch dividend tax can be credited, or refunded, for Netherlands residents or for a Netherlands permanent establishment or permanent representative to which or to whom the underlying shares are attributable (credit is also available against tax under Box III). However, in case of dividend stripping transactions entered into on or after 27 April 2001, the dividend withholding tax cannot be credited or refunded if the recipient cannot be considered to be the beneficial owner of the dividend (reference is made to the paragraph on Dutch dividend withholding tax).

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

        Income from savings and investments will be computed in the same way as for taxpayers resident in the Netherlands, i.e. on a fictitious basis.

        Other non-resident individual holders of the ordinary shares or ADSs may only be taxable in the Netherlands in respect of this shareholding if these shares:

  •
  are attributable to the business assets of a permanent establishment or permanent representative in the Netherlands, or

  •
  are attributable to other taxable activities in the Netherlands, or

  •
  if they hold a substantial interest in the Company and the substantial interest does not form part of the shareholder's business assets and cannot be attributed to a permanent establishment or permanent representative in the Netherlands or to other taxable activities in the Netherlands.

        The right to levy personal income tax on dividends received by non-resident individuals may be restricted under specific provisions of applicable tax treaties.

  Dutch Corporate Income tax

  Companies resident in the Netherlands

        A legal entity (or a similar entity qualifying as such under Dutch tax law (hereinafter referred to as an "entity")) which holds the ordinary shares or ADSs and who resides, or is deemed to reside, in the Netherlands, is usually able to set off in full the dividend tax withheld against its Dutch corporate income tax due on this income. An entity resident in the Netherlands which is not subject to Dutch corporate income tax can, under certain conditions which are not stated here, request a refund of the dividend tax withheld. An entity subject to Dutch corporate income tax which qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969 is entitled to an exemption from dividend tax. The participation exemption normally applies if a Dutch-resident entity which is subject to corporate income tax holds an interest of at least 5% of the nominal value of the issued share capital of the Company.

        If the ordinary shares or ADSs are held by an entity which resides, or is deemed to reside, in the Netherlands, the income derived from the ordinary shares or ADSs is in principle subject to Dutch corporate income tax at the ordinary rates.

        An entity subject to Dutch corporate income tax will be liable to pay corporate income tax on income derived from the Ordinary Shares or ADSs unless the entity qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969.

        If the ordinary shares are attributable to a permanent establishment or permanent representative in the Netherlands of a non-resident resident entity, the income distributed by the company will, in principle, be subject to corporate income tax at the rate of 34.5%, unless the participation exemption applies pursuant to Article 13 of the Corporate Income Tax Act 1969. The 25% dividend tax withheld (if any) can generally be set off against the Dutch corporate income tax due on this income (provided the recipient is the beneficial owner of the dividend).

        The State has concluded such treaties with Canada, the United States, Switzerland, Japan, all EU member states, Norway and certain other countries. Most tax treaties concluded by the State provide for a reduced rate of 15% of the Dutch withholding tax for portfolio investment.

        If the shares are not attributable to a Netherlands permanent establishment or a permanent representative, dividends paid to non-resident entities which are shareholders of the company are in principle not subject to Dutch corporate income tax (other than the dividend tax mentioned above), unless the non-resident shareholder holds a substantial interest in the company and the substantial interest does not form part of the shareholder's business assets. The corporate income tax payable in such cases (34.5%) may be limited under specific provisions contained in tax treaties.

  Personal income tax and corporate income tax on capital gains

  Residents of the Netherlands

        In principle, capital gains derived from the sale of the ordinary shares or ADSs by a shareholder/private individual who resides, or is deemed to reside, in the Netherlands are not subject to Dutch personal income tax provided the ordinary shares or ADSs do not form part of a substantial interest or cannot be attributed to the assets of a business. Capital gains on the disposal by an individual of the ordinary shares or ADSs forming part of a substantial interest are subject to tax at a special rate of 25%. If the ordinary shares or ADSs form part of the business assets of an enterprise carried on, in whole or in part, for the account of an individual, the capital gain is subject to personal income tax at the ordinary (progressive) rates (currently up to 52%).

        If the ordinary shares or ADSs are held by a Netherlands-resident entity, any capital gains derived from the sale of the ordinary shares or ADSs are subject to corporate income tax at 34,5%, unless the shares qualify for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969.

  Non-residents of the Netherlands

        Capital gains realised by non-resident private individuals who, or non-resident entities which, are shareholders of the Company are in principle not subject to Dutch personal income tax or Dutch corporate income tax, provided these shareholders:

  •
  do not hold a substantial interest in the Company, or

  •
  do not conduct a business or trade, in whole or in part, through a permanent establishment or permanent representative in the Netherlands (or other taxable activities) to which or to whom the ordinary shares or ADSs are attributable.

        If the ordinary shares or ADSs form part of a substantial interest, the capital gain on the disposal of the ordinary shares or ADSs is in principle subject to tax at a rate of 25% for individuals or 34.5% for entities, unless the substantial interest forms part of the shareholder's business assets.

        The Netherland's right to tax the capital gain may be restricted under specific provisions of applicable tax treaties.

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

  United States Taxation

        The following is a summary of certain United States Federal income tax consequences of the purchase, ownership, and disposition of ordinary shares as evidenced by ADSs. This summary does not purport to be a complete analysis of all potential United States Federal income tax consequences of the purchase, ownership and disposal of ordinary shares or ADSs.

        For purposes of this discussion, a "US holder" means an individual, citizen or resident of the United States for United States Federal income tax purposes, a corporation, a partnership or other entity created or organised under the laws of the United States or any state thereof or the District of Columbia, or an estate or trust which is resident in the United States for United States Federal income tax purposes, in each case who

  •
  is not also resident of, or ordinarily resident in the Netherlands for Dutch tax purposes,

  •
  is not engaged in a trade or business in the Netherlands through a permanent establishment, and

  •
  does not own, directly, indirectly or by attribution, 10% or more of the Shares of TPG (by vote or value).

        This summary is of a general nature only and does not discuss all aspects of the United States and Dutch taxation that may be relevant to a particular investor. The summary deals only with ADSs held by US holders as capital assets and does not address special classes of purchasers, such as dealers in securities, US holders whose functional currency is not the United States dollar and certain US holders (including, but not limited to, insurance companies, tax-exempt organisations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules.

        Owners of ADSs are urged to consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of such shares in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws, and the possible effects of changes in United States Federal or other tax laws.

        For purposes of tax treaties and the Code, US holders that own ADSs will be treated as owning ordinary shares.

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

  Taxation of Dividends

        To the extent paid out of current or accumulated earnings and profits of the company, as determined under US Federal income tax principles ("E&P"), a distribution made with respect to ordinary shares or ADSs (including the amount of any Treaty Payment, and any Dutch Withholding Tax (both as defined below)) will be includable for US Federal income tax purposes in the income of a US holder as ordinary income on the day received by the US holder, in the case of ordinary shares, or on the day received by the Depositary, in the case of ADSs. distribution in excess of current and accumulated E&P of the Company, will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in the ordinary Shares or ADSs and thereafter as taxable a capital gain.

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

        If the US holder is a United States partnership, trust or estate, the foreign tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to US tax either as the income of a US resident in its hands or in the hands of its partners or beneficiaries, as the case may be. The withholding tax may, subject to certain limitations, be offset against United States Federal taxes on foreign source income by filing Form 1116 (or Form 1118 for corporations) "Computation of Foreign Tax Credit" with the Federal income tax return. Form 1116 can be obtained by calling 1-800-TAX FORM. This tax credit will normally reduce the United States tax liability on the dividend. A US holder of ADSs or ordinary shares nonetheless will not be entitled to claim the tax credit for withholding taxes if the holding of ADSs or ordinary shares:

  •
  is effectively connected with a permanent establishment situated in the Netherlands through which the holder carries on business in the Netherlands,

  •
  is effectively connected with a fixed base in the Netherlands from which the holder performs independent personal services.

        Further, special rules apply if the holder:

  •
  owns at least 10% of the ordinary shares (or, in the case of a holder that is a United States corporation, controls, alone or with one or more associated corporations, at least 10% of the voting stock of the company), or

  •
  is exempt from tax in the United States on dividends paid by the company.

        A US holder may elect annually either to deduct the Dutch withholding tax (see "Dutch Taxation") from its income or take the withholding taxes as a credit against its US Federal income tax liability, subject to US foreign tax credit limitation rules.

  Taxation of Capital Gains

        In general, a US holder who is a resident of the United States for purposes of the Treaty and who is entitled to benefits of the 1992 Treaty under the limitations on benefits provision contained therein will not be subject to Dutch taxation on any gain derived from the sale or exchange of ADSs, except in certain instances where the US holder maintains a permanent establishment or fixed base in the Netherlands. A United States resident holder of ADSs or ordinary shares generally will be liable for United States Federal income tax on such gains to the same extent as on any other gains from sales of stock.

        For US tax purposes, US holders will generally recognize gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realised from the sale or exchange of the ADSs and the US holder's basis in such ADSs. In general, such gain or loss will be US source capital gain or loss. In the case of individual US holders, capital gains are subject to US Federal income tax at preferential rates if specified minimum holding positions are met if such shares are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss.

        Subject to the discussion below under "Passive Foreign Investment Company Considerations", a US holder will be liable for United States Federal income tax on gains from sales or dispositions of ordinary shares to the same extent as on any other gains from sales or dispositions of shares.

  Passive Foreign Investment Company Considerations

        In general, a foreign corporation is a passive foreign investment ("PFIC") if either 75% of its gross income for a year is "passive income" or 50% of its assets during the year produce or are held for the production of "passive income". Based on the manner in the company currently operate its business, the company does not believe that it is currently a PFIC for US Federal income tax purposes. However, the company can give no assurances that it will not at some time in the future become a PFIC. If the company were classified as a PFIC for any taxable year during which a US holder held an ADS or ordinary share, certain adverse tax consequences could apply to the US holder. A prospective purchaser of the company's ADSs should consult with their tax advisor regarding the application of the PFIC rules to their ownership.

  US Information Reporting and Backup Withholding

        Generally, the amount of dividends paid to US holders of ADSs, the name and address of the recipient and the amount, if any, of tax withheld must be reported annually to the US Internal Revenue Service. A similar report is sent to the US holder.

        A holder of ordinary shares or ADSs may be subject to United States backup withholding tax at a rate equal to the fourth lowest rate of tax applicable under Section 1(c) of the Internal Revenue Code with respect to dividends paid or the proceeds of a sale, exchange or redemption of such ordinary shares or ADSs, unless such holder:

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

        Backup withholding is not an additional tax and may be claimed as a credit against the US Federal income tax liability of a US holder or refunded, provided that the required information is furnished to the US Internal Revenue Service. Finalised Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after 31 December 2000. Holders of ordinary shares or ADSs should consult their tax advisers regarding the application of the information reporting and backup reporting rules, including the finalised Treasury Regulations.

        Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of US persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-US persons. Finalised Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after 31 December 2000. Holders of ordinary shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules, including the finalised Treasury regulations.

  United States Gift and Estate Tax

        An individual US holder will be subject to United States gift and estate taxes with respect to the ADSs in the same manner and to the same extent as with respect to other types of personal property.

  Foreign Currency

        If dividends are paid in euro, the amount of the dividend distribution to be included in the income of a US holder will be the US dollar value of the payments made in euro determined at a spot euro/US dollar rate applicable to the date such dividend is to be included in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is converted into US dollars will be treated as ordinary income or loss.

Item 11: Quantitative and qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in foreign currency exchange rates, interest rates and commodity prices. All of these market risks arise in the normal course of business. In order to manage the risk arising from these exposures, we may utilise a variety of foreign exchange, interest rate, equity and commodity forward contracts, options and swaps.

        The following analyses provide quantitative information regarding our exposure to foreign currency exchange risk, interest rate risk and commodity price risk. There are certain limitations inherent in the analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts assumed.

        For a discussion of our accounting policies for derivative instruments and further disclosures, see "Notes to the Consolidated Financial Statements".

        We use derivative financial instruments solely for the purpose of hedging underlying exposures. We enter into contracts related to derivative financial instruments for periods commensurate with our underlying exposures and do not take positions independent of these exposures. None of these financial instruments are leveraged or used for trading purposes or to take speculative positions.

  Foreign Currency Risk

        We operate on an international basis generating revenues and expenses in a large number of currencies, resulting in exposures due to the risk of changes in foreign currency exchange rates relative to the euro, our functional and reporting currency. Our treasury department matches and manages the intra-Group and certain external financial exposures. In order to reduce the exposures, hedges are applied to our netted positions per currency or block of correlated currencies.

        Hedging of foreign currency cash flows is restricted to transactional hedging of firm commitments. We use an internal clearing system to allocate the group operational expenses and management charges to our companies. The balances arising from the clearing system are included in the intercompany account balance with our companies. Additionally, this account is used to provide cash management and internal funding. The net exposures on these accounts, denominated in the local currency of each of our companies, are hedged.

        The main currencies of our operational exposures and related hedges are the British pound and the United States dollar.

        It is our policy only to consider transactional exposures for hedging purposes whereas translational exposures are not generally hedged, unless specifically mandated by our Board of Management. However significant acquisitions are usually funded in the currency of the underlying assets.

        On 5 December 2001, we entered into a cross-currency interest rate swap that provides a $435 million short position to hedge the group's US dollar assets. The market value of this instrument at 31 December 2002, was € 49 million positive. In the future, hedging activities may be undertaken using such instruments where appropriate.

        Apart from currency contracts described above, no other foreign exchange related instruments were outstanding as of 31 December 2002.

        As of 31 December 2002 and 2001, the net fair values of our foreign currency hedging instruments were approximately € 49 million positive and € 14 million negative, respectively. The potential loss in fair value for these instruments from an adverse 10% change in quoted foreign currency exchange rates would have been approximately € 157 million and € 98 million for 2002 and 2001, respectively. At 31 December 2002, a hypothetical uniform 10% strengthening in the value of the euro relative to the currencies in which our transactions were denominated would have resulted, net of hedging settlements, in a decrease in external revenues of approximately € 372 million for the year ending 31 December 2002. The comparable amount in the prior year was € 352 million. This calculation assumes that each exchange rate would change in the same direction relative to the euro.

  Interest Rate Risk

        We incur debt to support business operations, including capital expenditures and working capital requirements. We may use instruments such as interest rate swaps and forward rate agreements to alter the interest rate profile of this debt.

        At 31 December 2002, we had no outstanding interest rate related derivative instruments. The major part of our outstanding debt at that date had a maturity of more than one year and paid interest at predominantly fixed-rates. On 7 January 2003, we entered into a USD 100 million interest rate swap with a bank, whereby we receive a fixed interest rate and pay a variable interest rate until 5 December 2008. On 23 January 2003, we entered into a USD 100 million interest rate swap with a bank, whereby we receive a fixed interest rate and pay a variable interest rate until 5 December 2008.

        Our debt instruments, including debt associated with capital leases, that bear interest at fixed rates of interest are exposed to fluctuations in fair value resulting from changes in market interest rates. The potential decrease in fair value resulting from a hypothetical 10% shift in interest rates would have been approximately €24 million and €34 million for 2002 and 2001, respectively.

        This analysis assumes a parallel shift in the yield curve of interest rates. Although different assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates.

        Excess available cash is invested in money market instruments.

        See notes 11, 12 and 13 to our consolidated financial statements for more information about our outstanding debt.

  Commodity risk

        We lease or own a fleet of vehicles and aircraft to facilitate domestic and international delivery of post parcel and logistics activities. We are exposed to the risk of an increase in the prices of refined fuels, principally jet and diesel gasoline, that are used in the transportation of the goods we carry. We may enter into derivative financial instruments to hedge our expected consumption.

        We may use a combination of options, swaps and futures contracts to provide some protection from rising fuel and energy prices.

        At 31 December 2002, we had no outstanding fuel contracts but may enter into such contracts in the future. During the year ended 31 December 2002, contracts expired to purchase 90,000 tons of jet fuel at an average price per ton of $207.5 and 20,288 tons of diesel fuel at an average price per ton of £138.6.

  Credit Risk

        Credit risk represents the loss that we would incur if counter parties with whom we enter into operational and financial transactions were unable to fulfil the terms of the agreements. We attempt to minimise our risk exposures on financial transactions discussed above by limiting our counter parties to large banks and financial institutions that meet established credit guidelines and by limiting our exposure to any one counter party. We continually monitor the credit standing of operational and financial counter parties and re-assess such exposures.

Item 12: Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15: Controls and Procedures

        Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our Board of Management, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, which will be used as input for further improvement actions, our Board of Management concluded that our disclosure controls and procedures are effective in timely alerting them to material information about TPG and its consolidated subsidiaries.

        There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.

PART III

Item 17:    FINANCIAL STATEMENTS

        Not applicable.

Item 18:    FINANCIAL STATEMENTS

        See pages F-1 through F-49 incorporated by reference herein

Item 19:    EXHIBITS

1.1	Articles of Association of TPG N.V. (English translation).*
2.1	Deposit Agreement dated as of 2 July 1998, among TNT Post Group N.V., Citibank N.A., as Depositary, and all registered holders and beneficial owners from time to time of ADRs.**
2.2	Form of American Depository Receipt (included in Exhibit 2.1).
2.3	Fiscal Agency Agreement dated as of 29 November 2001, between TPG N.V. and ING Bank N.V., as Fiscal Agent and Paying Agent.***
4.1	Letter Agreement dated 23 June 1998, between The State of the Netherlands and TNT Post Group N.V. (English translation).**
4.2	Letter Agreement dated 9 March 2001, between TNT Post Group N.V. and the State Secretary of Transport, Public Works and Water Management, on behalf of the State of the Netherlands (English translation).****
4.3	Form of Employment Agreement Members Board of Management.
4.4	Participation Agreement dated 20 December 2002 between TNT Post Groep N.V. and the Stichting pensioenfonds TNT Post Groep (English Summary of Dutch agreement).
10.1	Certification by Chief Excecutive Officer pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.3	Certification by Group Managing Director Mail pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.4	Certification by Group Managing Director Express pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.5	Certification by Group Managing Director Logistics pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Form 20-F/A filed with the Securities and Exchange Commission on 1 July 2002.
**	Incorporated by reference to the Annual Report of TPG N.V. (formerly TNT Post Group N.V.) furnished to the Securities and Exchange Commission under cover of Form 6-K on 13 March 2001.
***	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on 4 March 2002.
****	Incorporated by reference to our Form 6-K of TPG N.V. furnished to the Securities and Exchange Commission on 15 March 2002.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this annual report on its behalf.

TPG N.V.
	By:	/s/ M.P. BAKKER
Name: M.P. Bakker
Title: Chairman of the Board of Management and CEO
Date: 20 February 2003

CERTIFICATIONS

        I, Peter Bakker, certify that:

  1.
  I have reviewed this annual report on Form 20-F of TPG N.V.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  (a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  (b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  (c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

  5.
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

  (a)
  all significant deficiencies in the design of operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  (b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 19 February 2003

/s/ Peter Bakker Title: Chief Executive Officer

        I, Jan Haars, certify that:

  1.
  I have reviewed this annual report on Form 20-F of TPG N.V.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  (a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  (b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  (c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

  5.
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 19 February 2003

/s/ Jan Haars Title: Chief Financial Officer

        I, Harry Koorstra, certify that:

  1.
  I have reviewed this annual report on Form 20-F of TPG N.V.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  (a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  (b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  (c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

  5.
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 19 February 2003

/s/ Harry Koorstra Title: Group Managing Director Mail

        I, Alan Jones, certify that:

  1.
  I have reviewed this annual report on Form 20-F of TPG N.V.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  (a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  (b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  (c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

  5.
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 19 February 2003

/s/ Alan Jones Title: Group Managing Director Express

        I, Roberto Rossi, certify that:

  1.
  I have reviewed this annual report on Form 20-F of TPG N.V.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  4.
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  (a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  (b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  (c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

  5.
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  6.
  The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 19 February 2003

/s/ Roberto Rossi Title: Group Managing Director Logistics

Report of Independent Auditors

Report of Independent Auditors to the Shareholders of TPG N.V.

Introduction

        We have audited the accompanying consolidated balance sheets of TPG N.V. and its subsidiaries as of 31 December 2002 and 2001 and the related statements of income, cash flows and shareholders' equity for each of the three years in the period ended 31 December 2002. These consolidated financial statements are the responsibility of TPG N.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands.

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

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TPG N.V. and its subsidiaries at 31 December 2002 and 2001, and the results of their operations, and their cash flows for each of the three years in the period ended 31 December 2002 in conformity with accounting principles generally accepted in the Netherlands.

        Accounting principles generally accepted in the Netherlands vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and shareholders' equity as of 31 December 2002 and 2001 to the extent summarised in note 30 to the consolidated financial statements.

        As discussed in the notes to the consolidated financial statements, TPG N.V. changed its methods of accounting for pensions and provisions in the year ended 31 December 2001.

Amsterdam, the Netherlands	PricewaterhouseCoopers Accountants N.V.
19 February 2003

Consolidated Balance Sheets

After proposed appropriation of net income

Assets

		At 31 December
	Note:	2002 €	% change	2001 €
		(in millions)
Fixed assets
Intangible assets	(1)
Goodwill		2,675		2,807
Other intangible assets		91		40

		2,766	(2.8)	2,847
Property, plant and equipment	(2)
Land and buildings		996		934
Plant and equipment		500		497
Other property, plant and equipment		567		610
Construction in progress		67		76

		2,130	0.6	2,117
Financial fixed assets	(3)
Investments in affiliated companies		95		120
Loans receivable from affiliated companies		2		1
Other loans receivable		96		31
Prepayments and accrued income		484		471

		677	8.7	623
Total fixed assets		5,573	(0.3)	5,587
Current assets
Inventory	(4)	56		56
Accounts receivable	(5)	1,922		2,074
Prepayments and accrued income	(6)	358		286
Cash and cash equivalents	(7)	357		451

Total current assets		2,693	(6.1)	2,867
Total assets		8,266	(2.2)	8,454

        The figures between (    ) in the line items of these financial statements refer to the 'Notes to the consolidated financial statements'.

        The accompanying notes form an integral part of these consolidated financial statements.

        Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

Liabilities and group equity

		At 31 December
	Note:	2002 €	% change	2001 €
		(in millions)
Group equity
Shareholders' equity	(8)	2,842		2,486
Minority interests		18		13

Total group equity		2,860	14.4	2,499
Commitments not included in the balance sheets	(15)
Provisions
Retirement schemes	(10)	35		46
Deferred tax liabilities	(22)	133		147
Other	(10)	126		111

Total provisions		294	(3.3)	304

Pension liabilities	(9)	742	(14.6)	869
Long-term liabilities
Long-term debt	(11)	1,523		1,632
Accrued liabilities	(11)	138		157

Total long-term liabilities		1,661	(7.2)	1,789
Current liabilities
Trade accounts payable		673		616
State loans	(12)	72
Other current liabilities	(13)	821		1,115
Accrued current liabilities	(14)	1,143		1,262

Total current liabilities		2,709	(9.5)	2,993

Total liabilities and group equity		8,266	(2.2)	8,454

        Liability capital (group equity plus the subordinated loan) was €2,891 million at 31 December 2002 (2001: 2,530, 2000: 2,121).

        The figures between (    ) in the line items of these financial statements refer to the 'Notes to the consolidated financial statements'.

        The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

		Year ended 31 December
	Note:	2002	%	2001	%	2000*
		(in € millions except where indicated)
Net sales	(16)	11,662		10,979		9,810
Other operating revenues	(17)	120		239		126

Total operating revenues		11,782	5.0	11,218	12.9	9,936
Cost of materials		(554)		(507)		(426)
Work contracted out and other external expenses		(4,810)		(4,600)		(4,137)
Salaries and social security contributions	(18)	(4,027)		(3,836)		(3,230)
Depreciation, amortisation and impairments	(19)	(490)		(437)		(343)
Other operating expenses	(20)	(843)		(821)		(979)

Total operating expenses		(10,724)	(5.1)	(10,201)	(11.9)	(9,115)
Operating income		1,058	4.0	1,017	23.9	821
Interest and similar income	(21)	20		26		24
Interest and similar expenses	(21)	(128)		(119)		(84)

Net financial (expense)/income		(108)	(16.1)	(93)	(55.0)	(60)

Income before income taxes		950	2.8	924	21.4	761
Income taxes	(22)	(341)		(335)		(282)
Results from investments in affiliated companies		(5)		(1)		(4)

Net income before minority interests		604	2.7	588	23.8	475
Minority interests		(5)		(3)		(2)

Net income		599	2.4	585	23.7	473
Net income (in euro) per ordinary share and per ADS(1)	(8)	1.26		1.23		0.99
Net income (in euro) per diluted ordinary share and per ADS(2)	(8)	1.26		1.23		0.99

(1)
Based on the average of 475,021,075 ordinary shares, including ADSs (2001: 475,008,754 and 2000: 477,146,660).

(2)
Based on the average of 475,022,482 diluted ordinary shares, including ADSs (2001:475,084,174 and 2000: 477,311,585).

*
Comparative figures have been restated to reflect the impact of the changes in accounting principles described in the "Notes to the consolidated financial statements".

        The figures between (    ) in the line items of these financial statements refer to the "Notes to the consolidated financial statements".

        The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

After proposed appropriation of net income

	Note:	2002 €	%	2001 €	%	2000* €
		in € millions except where indicated
Net income		599		585		473
Depreciation, amortisation and impairments		490		437		343
Changes in provisions		(14)		(89)		(6)
Changes in pension liabilities		(111)		(92)		(83)
Changes in deferred taxes		(16)		4		41
Changes in working capital:
Inventory		(1)		5		(3)
Accounts receivable		136		(78)		(257)
Other current assets		(74)		(87)		(42)
Current liabilities (excluding short-term financing)		23		88		106

Net cash provided by operating activities	(23)	1,032	33.5	773	35.1	572
Acquisition of group companies		(128)		(229)		(1,023)
Disposal of group companies		4		0		0
Acquisition of affiliated companies		(11)		(101)		0
Disposal of affiliated companies		10		5		124
Capital expenditure on intangible assets		(74)		(27)		(4)
Disposals of intangible assets		10		59		13
Capital expenditure on property, plant and equipment		(398)		(454)		(388)
Disposals of property, plant and equipment		53		91		37
Changes in other financial fixed assets		12		(47)		8
Changes in minority interests		4		5		(9)

Net cash used in investing activities	(24)	(518)	25.8	(698)	43.8	(1,242)
Changes in shareholders' equity		(189)		(184)		(229)
Long-term liabilities acquired		63		1,247		209
Long-term liabilities repaid		(67)		(65)		(191)
Changes in short-term bank debt		(405)		(873)		803

Net cash used in financing activities	(25)	(598)	(578.4)	125	(78.9)	592
Changes in cash and cash equivalents		(84)	(142.0)	200	356.4	(78)
Cash and cash equivalents at beginning of financial year		451		250		274
Exchange rate differences on cash items		(18)		0		4
Cash and cash equivalents from acquisition and disposal of group companies		8		1		50
Changes in cash and cash equivalents		(84)		200		(78)

Cash and cash equivalents at end of financial year		357	(20.8)	451	80.4	250

*
Comparative figures have been restated to reflect the impact of the changes in accounting principles described in the "Notes to the consolidated financial statements". The changes in accounting principles had no cash impact. For comparative purposes we have restated the cash flow statement on the lines "Net income", "Changes in provisions" and "Changes in deferred taxes".

        Certain items in the consolidated cash flow statements have been adjusted for non-cash movements (principally assets acquired under finance leases, foreign exchange effects and newly consolidated and de-consolidated entities) and as a result do not correspond to the differences between the balance sheet amounts for the respective items.

        The figures between (    ) in the line items of these financial statements refer to the 'Notes to the consolidated financial statements'.

        The accompanying notes form an integral part of these consolidated financial statements.

        Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

Consolidated statements of changes in shareholders' equity from 31 December 1999 to 31 December 2002

	Issued shared capital	Additional Paid-in Capital	Other Reserves	Total
	(in € millions)
Year ended 31 December
Balance at 31 December 1999	217	1,434	514	2,165
Net income	0	0	526	526 *
Cash dividend	0	0	(129)	(129)
Stock dividend on ordinary shares	1	(1)	0	0
Repurchase of ordinary shares	0	0	(100)	(100)
Foreign exchange effects	0	0	(12)	(12)
Other	0	0	1	1

Balance at 31 December 2000	218	1,433	800	2,451
Change in accounting principles (pensions)			(421)	(421)
Change in accounting principles (provisions)	0	0	52	52

Balance at 31 December 2000 (restated)	218	1,433	431	2,082
Net income	0	0	585	585
Cash dividend	0	0	(181)	(181)
Stock dividend on ordinary shares	0	0	30	30
Purchase of ordinary shares	0	0	(33)	(33)
Foreign exchange effects	0	0	3	3
Other	12	(12)	0	0

Balance at 31 December 2001	230	1,421	835	2,486
Net income	0	0	599	599
Cash dividend	0	0	(190)	(190)
Foreign exchange effects	0	0	(54)	(54)
Other	0	0	1	1

Balance at 31 December 2002	230	1,421	1,191	2,842

*
not restated for changes in accounting principles.

        The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Description of our business

        Our operations can be divided amongst our three primary business divisions: mail, express and logistics. The mail division primarily provides services for collecting, sorting, transporting and distributing domestic and international mail. The express division provides demand door-to-door express delivery services for customers sending documents, parcels and freight worldwide. The logistics division provides supply chain management services on a contract by contract basis to customers worldwide in various business sectors including the automotive, publishing, and fast moving consumer goods industries.

Basis of preparation and significant accounting principles

        The financial statements have been prepared in accordance with the provisions of Part 9, Book 2 of the Dutch civil code and accounting principles generally accepted in the Netherlands ("Dutch GAAP") as described in the "Guidelines for Annual Reporting in the Netherlands".

        Capital is determined on the basis of historical cost. Assets, liabilities and group equity are included at nominal value unless otherwise indicated.

        Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation. These reclassifications had no effect on the prior year's shareholders' equity or net income.

Changes in accounting principles

        As previously reported in the 2001 Financial Statements, the Group adopted the following two changes in accounting principles:

Pensions

        With effect from 1 January 2001, the company adopted a new accounting principle in respect of pensions, applying SFAS no. 87, "Employers Accounting for Pensions", as defined under US GAAP. This is an allowable alternative under Dutch GAAP and provides improved presentation of the financial statements. Pension expense and related liabilities are based on a specific methodology that reflects the concepts of accrual accounting with amounts reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts charged to expense are typically different from amounts funded.

        The impact of this change has been to recognise the company's pension liability on the balance sheet. Under the previous guidance there was no obligation to recognise this liability in the financial statements.

Provisions

        With effect from 1 January 2001, the accounting principle in respect of accounting for provisions was changed to reflect the new guidance under Dutch GAAP. The impact of this has been to reduce the number of provisions qualifying as such compared to those allowable under the previous Dutch GAAP guidance. Provisions that no longer qualified under the new guidance were written back to closing equity as at 31 December 2000.

        In addition, the consolidated income statement and cash flow statement, for the year ended 31 December 2000 have been restated for comparative purposes, as described in the following notes:

        "Salaries and social security contributions" (note 18),

        "Other operating expenses" (note 20),

        "Interest and similar expense" (note 21) and;

        "Income taxes" (note 22).

Consolidation Principles

        Group companies, which are companies that form an organisational and economic entity with our company and in which we have a controlling interest, are fully consolidated. The minority participating interests in group equity and in results of operations are disclosed separately. Joint ventures in which another party and we have equal control are consolidated proportionally. Companies in which we acquired a controlling interest during the course of the financial year are consolidated in the financial statements from the date on which the controlling interest was acquired. Companies that are no longer associated with us are included in the financial statements up to the date on which we dispose of our interests in them.

        These accounting principles apply to the balance sheet and the statements of income and to the group companies included in the consolidation. All significant intercompany balances and transactions have been eliminated on consolidation.

        As the financial statements of TPG N.V. are included in the consolidated financial statements, the corporate statements of income are presented in an abridged form (Article 402, Part 9, Book 2 of the Dutch civil code).

Notes to the consolidated financial statements

        The consolidated financial statements include the financial statements of TPG N.V. and the consolidated companies. A complete list of subsidiaries and affiliated companies included in our consolidated financial statements is publicly filed at the office of the commercial register of the chamber of commerce in Amsterdam. This list has been prepared in accordance with the provisions of Article 379, Paragraph 1 and Article 414, Part 9, Book 2 of the Dutch civil code.

Foreign Currency

        Revenues and expenses in foreign currencies are included in the statements of income at the rate on the date incurred (cash value or at an average exchange rate for accounting purposes). If a forward contract has been entered into, the forward exchange rate is applied.

        Accounts receivable, liabilities, cash and cash equivalents denominated in foreign currencies are translated into euro at the rate of exchange at the balance sheet date or at the forward exchange rate if a forward contract has been entered into. Exchange rate differences are included in the statements of income under financial income and expenses.

        Assets and liabilities of foreign companies with functional currencies other than euro have been translated into euro at the rate of exchange at the balance sheet date. The resulting exchange rate differences are added to or charged against the cumulative translation reserve, a component of other reserves. Revenues and expenses of foreign companies with functional currencies other than euro have been translated at the average rate. Exchange differences arising on foreign currency liabilities in entities whose functional currency is the euro are added to or charged against cumulative translation reserves where the liability has the nature of a permanent investment.

        Goodwill, property, plant and equipment and inventory (non-monetary assets) of direct foreign activities are translated at historical exchange rates. Accounts receivable, liabilities, cash and cash equivalents (monetary assets and liabilities) of direct foreign activities are translated at the rate of exchange at the balance sheet date. The resulting exchange rate difference from these translations is included in the statements of income under financial income and expenses.

Use of estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform with generally accepted accounting principles. Actual results could differ from those estimates.

Goodwill and other intangible Assets

        Goodwill arising from acquisitions and other intangible assets are valued at historical cost less amortisation or at fair value if this is less on a permanent basis. Amortisation expense is calculated using the straight-line method over the estimated useful life of up to 20 years, unless a longer period can be specifically identified and supported.

        Costs related to the design and installation of internal use software are capitalised and amortised over the estimated useful life.

Property, Plant and Equipment

        Property, plant and equipment are valued at historical cost less depreciation or at economic value if this is less on a permanent basis. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. Land is not depreciated. System software is capitalised and amortised as an integral part of the tangible fixed asset for which it was acquired to operate.

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

Non-core investments

        At the date of acquisition investments designated as non-core, being assets or investments held for disposal, are included in the financial statements in prior years at the lower of historical cost or net realisable value.

Inventory

        Inventories of raw materials and finished goods are valued at the lower of historical cost or net realisable value less any provision required for obsolescence. Historical cost is based on weighted-average prices.

Accounts Receivable

        Trade accounts receivables are stated at face value net of an allowance for doubtful accounts. Loans receivable from affiliated companies due within one year are included in accounts receivable.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, bank account balances, bills of exchange and cheques (only those which can be cashed in the short-term). All highly liquid investments with an original maturity of three months or less at date of purchase are considered to be cash equivalents.

Minority Interests

        Minority interests in income of consolidated subsidiaries represent the minority shareholders' share of the income or loss of various consolidated subsidiaries. The minority interest in the consolidated balance sheets reflects the original investment by these minority shareholders in these consolidated subsidiaries, along with their proportional share of earnings or losses of these subsidiaries.

Derivative financial instruments

        We use derivative financial instruments as part of an overall risk-management strategy. These instruments are used as a means of hedging exposure to foreign currency risk connected to anticipated cash flows or existing assets and liabilities. We do not hold or issue derivative financial instruments for trading purposes.

        We use foreign currency forward exchange contracts to hedge the cash flow risk and liabilities.

        Gains and losses from foreign currency forward exchange contracts that are hedging anticipated cash flows are deferred in other assets or other liabilities and recognised in income, or as adjustments of carrying amounts, when the hedged transaction occurs.

        The net exposures of derivative financial instruments are re-valued at the prevailing spot exchange rate. The resulting gains and losses are included in financial income and expenses. The realised and unrealised gains and losses on the offsetting hedges of on-balance-sheet commitments resulting from changes in the spot exchange rate are also included in financial income and expenses.

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

Pension liabilities

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

Provisions

        Provisions are recorded for redundancy pay and entitlements as part of reorganisation and other liabilities. Provisions are recorded at nominal value, except for certain post-retirement benefits, which are stated at the net present value of future obligations.

        Provisions for onerous contracts are recorded when the unavoidable costs of meeting the obligation under the contract exceed the economic benefits expected to arise from that contract.

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

Depreciation Expense, Amortisation and Impairments

        Depreciation expense and amortisation are calculated on the basis of the historical cost of property, plant and equipment and intangible assets using the straight-line method on the basis of the estimated useful life. This estimated useful life takes into account the residual value (if any) of property, plant and equipment.

        The Group reviews its intangible and tangible fixed assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. For all goodwill amortised for a period of greater than 20 years and for all tangible and intangible assets for which an impairment may have occurred, the carrying value of the related asset is reassessed through comparison with the value of the related discounted future cash flows. Any impairment arising on this comparison is reflected as a charge in the consolidated statements of income.

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

Notes to the Consolidated Balance Sheets

Fixed Assets

(1)  Intangible assets: €2,766 million (2001: 2,847)

Statement of changes in intangible assets

	Goodwill	Software	Prepayments on intangibles	Total
	(in € millions)
Amortisation percentage	2.5-20%	20-33%	0%
Historical cost	3,247	48		3,295
Accumulated amortisation	(440)	(8)		(448)

Balance at 31 December 2001	2,807	40		2,847
Changes in 2002:
Additions	127	66	8	201
Prior year amounts	13			13
Disposals	(3)	(1)	(6)	(10)
(De)consolidations	1			1
Internal transfers/reclassifications	(5)		5
Amortisation	(154)	(21)		(175)
Exchange rate differences	(111)			(111)
Total changes	(132)	44	7	(81)
Historical cost	3,248	144	8	3,400
Accumulated amortisation	(573)	(60)	(1)	(634)

Balance at 31 December 2002	2,675	84	7	2,766

        Additions in 2002 include €127 million of goodwill arising from the acquisition of interests in companies (2001: 227). Our acquisitions during 2002 have generally centred around addressing our long-term strategic plans by, amongst others, covering new geographic areas where we were previously not present or present only to a limited extent, gaining key market share, and obtaining full control of some of our successful joint ventures. The new goodwill in 2002 is primarily attributable to the acquisition of: Cerilly, Bleckmann Group, Transports Nicolas and TNT DFDS Transport Logistics.

        The acquisition of Cerilly further improves the mail division's European presence in the direct mail communication market in Italy. The shareholding was acquired for €9 million. Finalisation of the purchase consideration of Cerilly is contingent on attaining a previously agreed earnings level.

        Bleckmann Group was acquired to provide the express division with a presence in the European fashion distribution business. The shareholding was acquired for €12 million.

        Transports Nicolas was acquired to increase the logistics division's presence in France, particularly in the fast moving consumer goods sector. The company was acquired outright for €38 million.

        The 50% shareholding in TNT DFDS Transport Logistics was acquired to establish a geographical presence in the Nordic region in line with TPG's European logistics strategy. The shareholding was acquired for €25 million in cash. An arrangement with our joint venture party provides that we are compensated for any shortfall between our share of the joint venture's earnings and a previously agreed earnings level for the joint venture's first year of operations.

        These acquisitions are summarised in the tables below:

Opening balance sheet summary of principal acquisitions

	Cerilly	Bleckmann Group	Transports Nicolas	TNT DFDS Transport Logistics
	(in € millions)
Total fixed assets	1	18	23	8
Current assets	4	14	40	19

Total assets	5	32	63	27
Shareholders' Equity	1	0	4	(3)
Provisions	0	1	1	4
Long-term liabilities	0	0	18	14
Current liabilities	4	31	40	12

Total Liabilities and shareholders' equity	5	32	63	27

Summary of principal acquisitions in the year

	Division	Month acquired	Percent ownership	Acquisition Cost	Goodwill on Acquisition
				(in € millions)
Cerilly	Mail	July	80	9	8
Bleckmann Group	Express	January	100	12	12
Transports Nicolas	Logistics	June	100	38	34
TNT DFDS Transport Logistics	Logistics	September	50	25	28
Other acquisitions				44	45

Total				128	127

        In addition, "Other acquisitions" of €44 million, paid in cash, consist of the following:

  •
  Domus, a mail company in Germany;

  •
  New Brick Services, a mail company located in the Netherlands;

  •
  DIMAR Group, located in Czech Republic and Slovakia;

  •
  a number of small mail companies in Italy; and

  •
  additional shareholdings in previous acquisitions

        Goodwill recognised on these transactions amounted to €45 million.

        Recognised goodwill related to the acquisitions was allocated based upon fair value of assets and liabilities acquired. In assessing the fair value of assets, provisions and liabilities at the time of acquisition, account is taken of reorganisation costs. The goodwill on acquisitions in 2002 will be amortised over their estimated useful lives of up to 20 years.

        Goodwill relating to the 1996 acquisition of the TNT and GD Express Worldwide business is estimated to have a useful life of 40 years and is amortised over that period. The historic cost of this goodwill is €1,313 million and the accumulated amortisation €208 million. The assessment of a useful economic life of 40 years is deemed to be appropriate on the basis of a substantial market share and extensive network acquired. The barriers to enter the market add to the sustainability of the position together with the stability and foreseeable life of the industry to which the goodwill relates. In connection with the goodwill impairment evaluation we determined that there was no impairment and accordingly no impairment was recorded.

Pro-forma results

        The following represents the pro-forma results of TPG for 2002 and 2001 as though the acquisitions in the table above had taken place on 1 January 2001. These proforma results do not necessarily reflect the results that would have arisen had these acquisitions taken place on 1 January 2001 nor are they necessarily indicative of future performance of TPG.

        This calculation also includes the impact of amortisation and an imputed interest cost

Pro Forma Results
(unaudited)

	2002	2001
	(in € millions)
Total operating revenues	11,825	11,475
Net income before minority interests	596	586
Net income	591	583
Net income (in euro) per ordinary share and per ADS	€1.24	€1.23
Net income (in euro) per diluted ordinary share and per ADS	€1.24	€1.23

(2)  Property, plant and equipment: €2,130 million (2001: 2,117)

Statement of changes in property, plant and equipment

	Land and Buildings	Plant and Equipment	Other Property, Plant and Equipment	Construction in Progress	Total
	(in € millions, except percentages)
Depreciation percentage	0-10%	4-33%	7-25%	0%
Historical cost	1,439	1,062	1,090	76	3,667
Accumulated depreciation	(505)	(565)	(480)	0	(1,550)

Balance at 31 December 2001	934	497	610	76	2,117
Changes in 2002:
Capital expenditure	72	78	108	140	398
Acquisitions	18	10	21		49
Disposals	(26)	(13)	(17)	(2)	(58)
Exchange rate differences	(22)	(12)	(25)	(2)	(61)
Net additions/disposals	42	63	87	136	328
Depreciation and impairments	(56)	(117)	(142)		(315)
Reclassifications and other changes	76	57	0	(133)	0
Total changes	62	3	(55)	3	13
Historical cost	1,525	1,172	1,137	55	3,891
Accumulated depreciation	(529)	(672)	(558)		(1,759)

Balance at 31 December 2002	996	500	579	55	2,130
Of which is held for disposal	7		20		27
Of which is under finance lease	40	35	83		158

        Historical cost refers to, among other things, the value of the property, plant and equipment contributed to our company when its former parent Royal PTT Nederland N.V. was established in 1989. The calculation of depreciation expense on those assets takes into consideration the useful life that had already elapsed at that date. The book value at 31 December 2002, of assets contributed to our company on 1 January 1989, were valued at the then current value of €123 million (2001: 132), which is net of accumulated depreciation of €299 million (2001: 357).

        Leasehold rights and ground rent for land and buildings had a book value of €40 million at 31 December 2002 (comprising historic cost €63 million with accumulated depreciation of €23 million). Plant and equipment under finance lease had a book value of €35 million at 31 December 2002 (comprising historic cost €56 million with accumulated depreciation of €21 million). Other property plant and equipment under finance lease had a book value of €83 million (comprising historic cost of €171 million with accumulated depreciation of €88 million)

(3)  Financial fixed assets: €677 million (2001: 623)

Statement of changes in financial fixed assets

	Investments in Affiliated Companies	Loans Receivable From Affiliated Companies	Other Loans Receivable	Prepayments and Accrued Income	Total
	(in € millions)
Balance at 31 December 2001	120	1	31	471	623
Changes in 2002:
Acquisitions/additions	11	1	76	56	144
Prior year amounts	(21)				(21)
Disposals/decreases	(10)			(36)	(46)
(De)consolidation		3	1	4	8
Withdrawals/repayments		(3)	(11)	(7)	(21)
Exchange rate differences			(1)	(4)	(5)
Result from investments in affiliated companies	(5)				(5)
Total changes	(25)	1	65	13	54

Balance at 31 December 2002	95	2	96	484	677

        The carrying values of our loans receivable from affiliated companies, other loans receivable, and prepayments and accrued income approximate their fair values.

        Included in the €484 million prepayments and accrued income at 31 December 2002 is an amount of €374 million of deferred tax assets (2001: 362).

        Prepayments also include an amount of €5 million (2001: 6) prepaid in respect of costs and capitalised interest relating to the €1,000 million Eurobond (see note 11). These amounts are released to the income statement over the life of the bond using the "effective interest" method. In 2002, the amount amortised in the income statement was €1 million (2001: nil).

Current Assets

(4)  Inventory: €56 million (2001: 56)

	At 31 December
	2002	2001
	(in € millions)
Raw materials	19	31
Finished goods	37	25

Total	56	56

        Inventory is stated net of provisions for obsolete items amounting to €2 million (2001: €9 million).

(5)  Accounts receivable: €1,922 million (2001: 2,074)

	At 31 December
	2002	2001
	(in € millions)
Trade accounts receivable	1,649	1,744
Deferred tax assets	32	37
Accounts receivable from affiliated companies	8	1
VAT receivable	46	38
Receivables from employees	1	2
Other	186	252

Total	1,922	2,074

        Trade accounts receivable for services rendered and delivered goods have been included after deduction of a provision for doubtful receivables amounting to €79 million at 31 December 2002 (2001: 79).

(6)  Prepayments and accrued income: €358 million (2001: 286)

        This includes amounts paid in advance to cover costs that will be charged against income in future years and amounts still to be invoiced. At 31 December 2002, prepayments amounted to €71 million (2001: 48).

(7)  Cash and cash equivalents: €357 million (2001: 451)

        Cash and cash equivalents comprise cash on hand of €14 million (2001: 8), cash at bank and on deposit of €332 million (2001: 434) and outstanding cheques of €8 million (2001: 7). Marketable securities are €3 million (2001: 2). Included in cash and cash equivalents is €121 million (2001: 98) of restricted cash held and partially controlled by consolidated joint venture entities.

(8)  Shareholders' equity: €2,842 million (2001: 2,486)

        Issued share capital amounted to €230 million at 31 December 2002 (2001: 230). The number of authorised, issued and outstanding shares by class of share at 31 December 2002 and 31 December 2001 is as follows:

Classes of Share (with a par value of €0.48)	Ordinary	Preference B	Special Share
Authorised	1,200,000,000	1,199,999,999	1
Issued and outstanding	480,259,522	—	1
Of which treasury shares held by the company	5,235,260	—	—

        The ordinary shares are registered with the NECIGEF (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.) and represented by a global note. Ordinary shares registered with the NECIGEF and represented by the global note may be converted into registered ordinary shares and vice versa at any time. There is no fee due for conversion. The ordinary shares are in bearer form but may be registered on request of the holder. The special share and the B preference shares are registered.

        In 2001 we purchased ordinary shares as part of our management and personnel share option plan (none in 2002) and we therefore owned 5,235,260 ordinary shares at 31 December 2002. The State of the Netherlands is the holder of the special share. At 31 December 2002, the State holds approximately 34.8% of the ordinary shares.

        The TPG Protection Foundation was formed to care for our interests, the enterprises connected with us and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal person. Agreements have been concluded between us and the Foundation for the placement or acquisition of preference shares B.

        Additional paid-in capital is exempt for Dutch tax purposes. In 2001, the additional paid-in capital of the company was reduced and share capital increased by €12 million to reflect the impact of the conversion of the nominal value of the Company's shares from Dutch guilder to euro, in accordance with a change in the Articles of Association of the Company.

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

  •
  Options are granted at the opening price (€27.70) as traded on the Euronext Amsterdam on the date the grant is made.

  •
  the option is exercisable between the third and fifth anniversary of the day of grant, after five years the outstanding options are forfeited.

  •
  the option holder retains the right to exercise his/her option when he/she leaves the company for certain reasons (retirement, certain reorganisations, disability or death).

  •
  the option holder loses the right to exercise his/her option when he or she leaves the company for reasons other than those mentioned above.

Management Option Plan

        Members of our Board of Management and other senior managers were granted company stock options in 2002 (2,679,750), 2001 (1,721,200), 2000 (988,425), 1999 (830,185) and in 1998 (766,400). These grants were part of the policy of granting options each year to eligible members of senior management.

        We see the option plan as part of our remuneration package for managers, and it is particularly aimed at rewarding managers based on the long-term growth of our company. The growth of our company, which is expressed in the share price, is in the interest of both staff and shareholders of our company. In consultation with the Supervisory Board, objective criteria were developed to determine the amount of options to be granted to the management. As from the 2002 option grant, company performance is incorporated in the management option plan. The number of options granted under the 2002 option plan that will ultimately be eligible for exercise, is dependant on our total shareholder return relative to a peer group of direct competitors and a peer group of AEX companies. This explains the increase in stock options granted in 2002 compared to 2001.

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

        Option rights are granted in accordance with the management option plan, which is approved by the Supervisory Board. This plan sets out the procedures for share option grants in more than 40 countries around the world.

        The most important aspects of the plan are:

  •
  Options are granted at the average market price as traded on the Euronext Amsterdam on the date the grant is made (2002: €22.24/share and €18.41/share).

  •
  the option is exercisable between the third and fifth anniversary of the day of grant, after five years the outstanding options are forfeited.

  •
  the option holder retains the right to exercise his/her option when he/she leaves the company for certain reasons (retirement, certain reorganisations, disability or death).

  •
  the option holder loses the right to exercise his/her option when he or she leaves the company for reasons other than those mentioned above.

        Option rights are granted in accordance with the fiscal procedures and regulations that apply in the country concerned. In countries where tax is levied on the grant of option rights, we offer the option plan participants a loan in order to pay this tax, as far as permitted by applicable law. At 31 December 2002 the loans receivable amounted to €843,430 (2001: €903,932) of which €95,030 (2001: €95,030) was due from the Board of Management. The loans are repaid either when the options are exercised or when the option rights lapse.

        The exercise of personnel options and management options is subject to the rules governing insider trading that apply to our company.

        It is against our policy to grant options to any members of the Supervisory Board.

        The table below summarises the status of the number of outstanding options:

								Amounts in €
			Number of options
									Share price on exercise date	Remaining years contractual life
	Year		Outstanding as of 1st Jan 2002	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of 31st Dec 2002	Exercise price
Personnel	1999		2,371,600			392,400	1,979,200	27.70		1.0
Management	1998		82,000				82,000	23.19		0.5
	1998		384,500		18,800	13,500	352,200	21.15	23.82	0.9
	1999		530,785			16,400	514,385	25.26		1.4
	1999		11,400			1,700	9,700	25.26		1.6
	2000		729,175			29,800	699,375	24.96		2.4
	2000		6,000				6,000	27.62		3.0
	2001		1,503,000			63,600	1,439,400	23.66		3.3
	2002			2,499,750		47,100	2,452,650	22.24		4.2
Subtotal			5,618,460	2,499,750	18,800	564,500	7,534,910
Board of Management
M.P. Bakker	1998		24,000				24,000	23.19		0.5
	1999		20,000				20,000	25.26		1.4
	2000		20,000				20,000	24.96		2.4
	2001		20,000				20,000	23.66		3.3
	2002			60,000			60,000	22.24		4.2
J.G. Haars	1998	*	n/a
	1999	*	n/a
	2000	*	n/a
	2001	*	n/a
	2002			30,000			30,000	18.41		4.7
H.M. Koorstra	1998	*	n/a
	1999	*	n/a
	2000	**	9,000				9,000	24.96		2.4
	2001		20,000				20,000	23.66		3.3
	2002			30,000			30,000	22.24		4.2
A.D. Jones	1998	*	n/a
	1999	**	12,000				12,000	25.26		1.4
	2000		20,000				20,000	24.96		2.4
	2001		20,000				20,000	23.66		3.3
	2002			30,000			30,000	22.24		4.3
R.A.S. Rossi	1998	*	n/a
	1999	**	9,000				9,000	25.26		1.4
	2000		20,000				20,000	24.96		2.4
	2001		20,000				20,000	23.66		3.3
	2002			30,000			30,000	22.24		4.2
Former members	1998		60,000				60,000	23.19		0.5
	1999		60,000				60,000	25.26		1.4
	2000		40,000				40,000	24.96		2.4
	2001		n/a
	2002		n/a
Subtotal			374,000	180,000			554,000

TOTAL			5,992,460	2,679,750	18,800	564,500	8,088,910

*
The options of the members of the Board of Management only include the options granted as of the year of appointment to the Board of Management.

**
Granted before the appointment as member of the Board of Management.

	2002		2001		2002
Statement of changes of outstanding options	Number of Options	Weighted average exercise price (in €)	Number of Options	Weighted Average exercise price (in €)	Number of Options	Weighted average exercise price (in €)
Balance at the beginning of the year	5,992,460	25.44	4,672,660	25.97	3,884,385	26.10
Granted	2,679,750	22.20	1,721,200	23.66	988,425	24.98
Exercised	(18,800)	21.15	(10,300)	21.95	(21,200)	23.88
Forfeited	(564,500)	26.41	(391,100)	23.93	(178,950)	23.61

Balance at the end of the year	8,088,910	24.31	5,992,460	25.44	4,672,660	25.97
Exercisable at 31 December	3,124,185	26.23	875,685	23.06	679,385	24.04
Weighted average fair value of options at grant date (in €)		6.28		7.15		7.30

        No members of the Board of Management have exercised options granted. All options granted entitle the holder to the allotment of ordinary shares when they are exercised.

Performance share plan for Board of Management

        Members of our Board of Management were granted rights on TPG shares. These grants were part of the policy of granting rights on performance shares each year to the members of the Board.

        We see the performance share plan as part of our remuneration package for the members of the Board of Management, and it is particularly aimed at further aligning the interests of the Board of Management members with the interests of the shareholders. In consultation with the Supervisory Board, a right on a base number of shares is granted to the Board of Management, which will be exercisable after three years if performance conditions are met. The number of shares that will ultimately be eligible for exercise is dependent on our total shareholder return relative to a peer group of direct competitors and a peer group of AEX companies.

        The rights on performance shares are granted in accordance with the Performance share plan, which was approved by the Supervisory Board in 2002.

        The most important aspects of the plan are:

  •
  The rights on shares are granted for zero costs and the number of shares is calculated by dividing the award by the weighted average share price on the Euronext Amsterdam on the date the grant is made (2002: €18.28/share).

  •
  the right is exercisable on the third anniversary of the day of grant, after this day the outstanding rights are forfeited.

  •
  Where a member of the Board leaves the company for certain reasons (retirement, certain reorganisations, disability or death) the allocation will vest immediately and he/she can exercise his/her right pro rata.

  •
  the member of the Board loses the right to exercise his/her right on performance shares when he/she leaves the company for reasons other than those mentioned above.

        The exercise of the rights on performance shares is subject to the rules governing insider trading that apply to our company.

        The table below summarises the status of the number of outstanding rights on performance shares:

		Number of performance shares
							Remaining years contractual life
	Year	Outstanding as of 1st Jan 2002	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of 31st Dec 2002
Board of Management
M.P. Bakker	2002	—	8,938	—	—	8,938	3.0
J.G. Haars	2002	—	5,958	—	—	5,958	3.0
H.M. Koorstra	2002	—	5,958	—	—	5,958	3.0
A.D. Jones	2002	—	5,958	—	—	5,958	3.0
R.A.S. Rossi	2002	—	5,958	—	—	5,958	3.0

TOTAL		—	32,770	—	—	32,770

        We manage our risk in connection with the obligations we have under the existing stock option plans by purchasing shares in the market. In 2002 we purchased no shares, however in 2001, we purchased 1,370,560 shares at a weighted average price per share of €24.01. At 31 December 2002 we have a total of 5,235,260 shares held in treasury (2001: 5,254,060), purchased at a weighted average price per share of €25.24. At 31 December 2002, we have a total of 2,853,650 (2001: 738,400) unhedged options.

        The following table shows how the net earnings per share would be diluted if share options granted were exercised.

Earnings per share	2002	2001	2000
Number of issued and outstanding ordinary shares	480,259,522	480,259,522	479,166,412
Number of treasury shares held by the company	5,235,260	5,254,060	3,885,800
Average number of ordinary shares per year	475,021,075	475,008,754	477,146,660
Diluted number of ordinary shares per year	1,407	75,420	164,925
Average number of ordinary shares in 2002 on fully diluted basis	475,022,482	475,084,174	477,311,585
Net income (in €) per ordinary share and per ADS	1.26	1.23	0.99	*
Net income (in €) per diluted ordinary share and per ADS	1.26	1.23	0.99	*

*
Restated for changes in accounting principles.

        The diluted number of ordinary shares in the year is calculated based on the number of options issued which have an exercise price lower than the average market price over 2002 (and so are assumed to be exercised).

        As all options were granted at an exercise price that equals the average price on the Amsterdam Stock Exchange on the day of grant, no charges would have been recorded in the 1998, 1999, 2000, 2001 and/or 2002 income statements. If the company had elected to recognise compensation expense based on the fair value at the grant dates, the company's net income and net income per share would have decreased to the pro forma amounts indicated below:

	Year ended 31 December
	2002	2001	2000 (restated)
	(in € millions except per share data)
Net income
As reported	599	585	473
Pro forma	593	566	457
Net income per ordinary share and per ADS
As reported (in €)	1.26	1.23	0.99
Pro forma (in €)	1.25	1.19	0.96
Net income per ordinary diluted share and per ADS
As reported (in €)	1.26	1.23	0.99
Pro forma (in €)	1.25	1.19	0.96

        These pro forma results are not an indicator of future performance. Prior to 1 January 2002, we calculated the fair value of options granted to senior managers and Board members using the binomial method, American-style with dividend. From 1 January 2002, we calculated the fair value of these options using the Black Scholes model. The use of the Black Scholes model, rather than the binomial pricing model, did not have a material effect on the compensation expense or on the pro forma net income or per share amounts disclosed.

        The main assumptions are summarised in the table below:

	Year ended 31 December
	2002	2001	2000
Risk free interest rate (%)	3.65	4.85	5.21
Dividend (in € per share)	0.40	0.38	0.36
Volatility (%)	29.0	30.5	39.0
Expected life (years)	5	5	5

(9)  Pension liabilities €742 million (2001: 869)

        Three retirement plans are applicable to most Dutch employees. These three plans are the most significant pension plans of TPG. Two retirement plans are pension plans and the other plan is a conditional early retirement arrangement. Most non-Dutch pension plans of TPG are defined contribution plans. TPG also operates a limited number of non-Dutch defined benefit plans. The liabilities for these employees outside the Netherlands are separately covered by private insurers and foreign pension funds.

        The main Dutch company pension plan, which is externally funded in "Stichting Pensioenfonds TPG" ("BPF"), covers the employees who are subject to our collective labour agreements. The majority of all Dutch employees are subject to our collective labour agreement. This pension plan and the corresponding early retirement plan have merged into a renewed pension plan as per 1 January 2001. This new pension plan meets new pension regulations.

        All employees participate in this defined benefit average pay plan and are eligible for a retirement pension at the age of 62. Old age pension benefits are accrued on an annual basis of 2.25% of the pensionable salary. At age 62 part of the old age pension can be transferred into spouses' pensions. Furthermore, a temporary old age pension of 2% of the deductible is accrued to cover the three years before state pension commences.

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

        Our second company pension plan is externally funded in "Stichting Ondernemingspensioenfonds TPG"("OPF"). It covers all employees of 25 years and older with an individual employment contract (not subject to the collective labour agreement). The pension plan is a defined benefit final pay plan with an accrual of 1.75% of final pensionable salary per year of service with pensionable age 60 or 62 depending on the individual contract. At age 62 or 60 part of the old age pension can be transferred into spouses' pension. Furthermore, a temporary old age pension of 1.75% of the deductible is accrued to cover the three or five years before state pension commences. A transitional plan exists for employees in service at 31 December 2000 to guarantee a level of early retirement benefit of at least 60% of the final qualifying salary.

        Both pension funds run an actively managed investment portfolio. During 2002, the weight of equity investments decreased to 35.4%, the weight of fixed interest investments increased to 53.8%, the weight of real estate investments (including international) went up to 10.8% and the cash and cash equivalents position decreased to 0%.

        At the end of the year the strategic weight of equity and real estate was 50% (2001: 65%), with a tactical spread of -10 and + 5. The funding ratio of the pension funds amounts to 101.1% and 104.9% of liabilities for the BPF and OPF respectively.

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

        Information required to be disclosed with respect to the funded status of our main pension schemes at 31 December 2002 and 2001 and with respect to the net periodic pension costs for 2002, 2001 and 2000 are presented in the table below.

Disclosures

	2002	2001	2000
	(in € millions)
Changes in benefit obligations during
Beginning	(3,298)	(3,271)	(3,668)
Service costs	(129)	(116)	(103)
Interest costs	(187)	(209)	(207)
Plan participants contribution	(2)	(2)	(22)
Amendments	0	0	366
Actuarial gain/(loss)	201	212	286
Benefits paid	109	88	77

Ending	(3,306)	(3,298)	(3,271)
Change in plan assets during
Beginning	3,093	3,283	3,334
Return on plan assets	(283)	(202)	(41)
Employer contribution	130	98	44
Plan participants contribution	2	2	22
Benefits paid	(109)	(88)	(77)

Ending	2,833	3,093	3,282
Funded status as of December 31
Benefit obligation in excess of plan assets	(473)	(206)	11
Unrecognised transition costs	26	71	116
Unrecognised prior year service costs	(353)	(393)	(433)
Unrecognised net actuarial (gain)/loss	58	(341)	(670)

Prepaid (accrued) benefit costs	(742)	(869)	(976)
Components of net periodic costs year ended December 31
Service costs	(129)	(116)	(103)
Interest costs	(187)	(209)	(207)
Expected return on plan assets	295	313	314
Amortisation of transition costs	(45)	(45)	(46)
Amortisation of prior year service costs	40	40	7
Actuarial gain/(loss)	24	26	52
Other cost	(4)	0	0

Net periodic pension costs	(6)	9	17
Amounts recognised in the Balance Sheet as of December 31
Prepaid (accrued) benefit costs	(742)	(869)	(976)
Accumulated other comprehensive income	0	0	0
Intangible assets	0	0	0
Reduction to equity	0	0	0
Weighted average assumptions as of December 31
Discount rate	5.5%	5.5%	6.3%
Expected return on plan assets	7.9%	9.5%	9.5%
Rate of compensation increase	2.8%	2.8%	2.8%
Rate benefit increase	2.0%	2.0%	2.0%

        The table below shows the sensitivity of the net periodic pension cost to deviations in assumptions.

Changes in assumptions

		2002
	Change in assumptions	Change in Net periodic pension cost
	(in € millions)
Discount rate	+ 0.1%	3
Expected return on plan assets	+ 0.1%	3
Rate of compensation increase	+ 0.1%	(2)
Rate benefit increase	+ 0.1%	(4)

(10) Provisions: €161 million (2001: 157)

        Provisions relate to obligations and risks associated with our operations and liabilities related to termination of employment contracts.

Statement of changes in provisions

	Reorganisation	Redundancy Pay	Other	Total
	(in € millions)
Balance at 31 December 2001	23	46	88	157
Additions	20		48	68
Withdrawals	(14)	(20)	(41)	(75)
(De)consolidation	1		5	6
Exchange rate differences			(4)	(4)
Other		9		9

Balance at 31 December 2002	30	35	96	161

        We expect to make cash expenditures of approximately €12 million from the reorganisation provision, €15 million from the redundancy provision and €9 million from other provisions in the coming year.

        Provisions for reorganisation deals primarily with reorganisation projects for mail activities in the Netherlands, integration and restructuring projects within express and logistics and various other issues. During the year approximately 748 (2001: 380) employees were made redundant through such reorganisations, as result of a combination of efficiency improvements and the impact of restructuring of the operations of our customers. Of the employees made redundant during the year, 434 related to employees in mail, 254 related to employees in Express, and 60 related to employees in Logistics.

        The redundancy pay provision relates to the entitlement to redundancy payments of employees who worked as public servants for the Netherlands Postal and Telecommunications Services before 1 January 1989, and who were made redundant before 1 January 1996. Provisions for redundancy pay are carried at their discounted value at an average interest rate of 6%.

Long-term Liabilities

(11) Long-term debt

        The table below sets forth the amounts of the interest-bearing long-term liabilities maturing during each of the next 5 years and thereafter.

Interest-bearing long-term liabilities	State Loans (Note 12)	Bond	Other Loans	Finance Leases	Total
Year due	(in € millions)
2003	72	0	13	17	102
2004	0	0	18	17	35
2005	0	0	19	18	37
2006	0	0	220	12	232
2007	0	0	14	10	24
Thereafter	0	1,000	145	50	1,195

Total interest bearing liabilities	72	1,000	429	124	1,625
Of which is included in other current liabilities	72	0	13	17	102

Long-term interest-bearing liabilities	0	1,000	416	107	1,523

Long-term debt €1,523 million (2001: 1,632)

        Long-term liabilities include a €1 billion Eurobond, a drawing of €200 million on a Canadian-denominated syndicate facility, a €142 million bilateral loan and €74 million of other long-term loans and €107 million of finance leases.

        On 5 December 2001, TPG N.V. issued a €1 billion Eurobond with an original maturity of seven years. The bond has a coupon of 5.125% and began paying interest annually in arrears on 5 December 2002. It is listed on the Euronext Amsterdam Exchange. The bond is rated "A" by Standard & Poor's Ratings Services and "A1" by Moody's Investor Services Limited.

        Other long-term liabilities include a €200 million (2001: 231), Canadian dollar denominated, syndicated facility that was signed in May 2001, at a rate of interest of 3 month Canadian LIBOR plus a margin of 0.325%. This facility had an original maturity of five years plus one day. At 31 December 2002, the rate of interest on this facility was 3.16%. Also included is €142 million (2001: 155) in respect of the non-current portion of a bilateral loan signed in December 2001. This loan is to be repaid in quarterly instalments through 2020 and carries a rate of interest of 5.85%.

        Other interest bearing liabilities of €181 million (2001: 174) includes €107 million (2001: 70) of finance leases and, €26 million in loans to finance real estate for the German operations (2001: 36) with fixed interest rates ranging between 5.5% and 6.5% expiring in 2010. In addition, the company has €48 million in other loans (2001: 68).

        Aircraft with a book value of €71 million are pledged as collateral on the related lease obligation. There are no other significant assets pledged as collateral on these liabilities.

Accrued liabilities €138 million (2001: 157)

        At 31 December 2002 we had €138 million (2001: 157) of non-interest-bearing accrued liabilities representing long service leave liabilities.

Current Liabilities

(12) State loans: €72 million (2001: nil)

        The company has €72 million of short-term loans from the Dutch State, denominated in Dutch guilders, and consisting of a €41 million ordinary loan (Loan A) and a €31 million subordinated loan (Loan B). These loans were classified as long-term in 2001.

        The interest rate for Loan A is 6.37%. Final repayment will take place on 31 December 2003.

        The interest rate for Loan B is 6.72%. Final repayment will take place on 31 December 2003. The claim for repayment of the subordinated Loan B principal of €31 million is subordinate to all other existing and future claims on our company, including all claims by the Dutch State.

(13) Other current liabilities: €821million (2001: 1,115)

	At 31 December
	2002	2001
	(in € millions)
Short-term bank debt	136	411
Income tax payable	118	37
Taxes and social security contributions	224	181
Current portion of long-term debts	30	137
Expenses to be paid	60	67
Dividend payable	119	114
Other liabilities	134	168

Total	821	1,115

(14) Accrued current liabilities: €1,143 million (2001: 1,262)

        This includes amounts already received that will be credited to future financial statements and amounts, which are still to be paid that can be attributed to previous financial years.

	At 31 December
	2002	2001
	(in € millions)
Amounts received in advance	119	112
Expenses to be paid	670	727
Vacation/vacation payments	196	191
Terminal dues	56	108
Other	102	124

Total	1,143	1,262

(15) Commitments and contingencies

        (No corresponding financial statement number)

	At 31 December
	2002	2001
	(in € millions)
Commitments relating to:
Operating guarantees	3	8
Financial guarantees	216	172
Rent and lease contracts	1,653	1,245
Capital expenditure	12	7
Purchase commitments	35	75

        Of the total commitments indicated above, €433 million are of a short-term nature (2001: 339).

Financial guarantees

        Total financial guarantees provided by our company amounted to €216 million (2001: 172), of which €90 million relate to guarantees issued by our company to banks and other institutions and €54 million (2001: 23) related to corporate guarantees. These guarantees were issued in connection with the group's obligations under lease contracts, custom duty deferment and local credit lines.

        €62 million (including accrued interest of €18 million) relates to an obligation in 2010 to fund additional potential costs that relate to wage guarantees and are contingent on the disability and (in)voluntary termination of the employees.

        The likelihood of these additional costs arising is considered remote and is not recognised in the balance sheet at 31 December 2002. In an arrangement with an insurance company, the company is obliged to pay for any annually determined shortfalls in the insurance underwriting reserve as a result of the annual calculation of the remaining wage guarantees. No amounts were payable in either 2002 or 2001 in respect of this arrangement.

        The remaining financial guarantees in 2002 and 2001 relate to bank guarantees issued locally by group companies.

Rent and lease contracts

        In 2002 operational lease expenses (including rental) in the consolidated statements of income amounted to €574 million (2001: 518). Future non-cancellable operational lease and rental payments on currently existing contracts are as follows:

Payable in the Year ending 31 December
(in € millions)
2003	369
2004	296
2005	240
2006	194
2007	144
Thereafter	410

Total	1,653
Of which are guaranteed by third parties/customers	127

        These operating lease commitments relate to real estate (€1,461 million), transport equipment (€114 million) and computer equipment (€78 million).

Capital Expenditure

        Commitments in connection with capital expenditures relate to mail sorting computer software in the Netherlands (€4 million), real estate investment (€3 million) and investment in hardware and software for divisional back office projects and a number of other small items (€5 million). All amounts will be paid during 2003.

Purchase Commitments

        The total of €35 million purchase commitments includes €18 million relating to Post Offices. These commitments consist of contracts for general and technical services. All commitments will end within one year.

Legal proceedings

  Multigroup Litigation

        On 5 February 2002 we settled outstanding litigation with Multigroup Distribution Services Pty Limited, an Australian freight transportation company, that commenced on 21 July 1995. Multigroup was seeking damages and an account of profits alleging anti-competitive behaviour in breach of the Australian Trade Practices Act 1974 and associated torts. The terms of the settlement are subject to a strict confidentiality regime, but the settlement is not material in the overall context of the financial results of TPG.

  OPTA Proceedings

        Pursuant to the General Postal Regulations Decree, we are required to inform OPTA by a separate annual report about the financial results earned from both the Reserved Postal Services and the other Mandatory Postal Services. The report is to be based on the separate internal accounts for the costs and the revenue of each of the above services, that we are required to implement within our internal financial administration. Our obligations on financial accounting require us to maintain separate financial accounts within our internal financial administration for Mandatory Postal Services. This separate accounting must be broken down into Reserved Postal Services and other Mandatory Postal Services and must be separated from the accounting of our other activities. See "Item 4—Information on the Company—Regulatory Environment". The purpose is to prevent possible unjustified cross-subsidisation. Our system for allocating the costs and the revenue of our postal services requires the approval of OPTA, which OPTA originally gave in December 2000. As we disagreed with some of the conditions attached to the approval decision, we submitted a complaint against these conditions to OPTA in the beginning of 2001. On 10 October 2001 OPTA ruled on our complaint. In its decision OPTA on the one hand maintained its approval of the system for allocating our revenue and costs. On the other hand OPTA revised in its decision the scope of the conditions attached to the approval decision by tightening up some of the existing conditions and by adding some new conditions.

        We dispute the scope of the conditions OPTA imposed and OPTA's authority to rule so. We therefore lodged an appeal for the annulment of the imposed conditions with the District Court in Rotterdam while upholding the approval of our system for allocating the revenue and costs. The District Court rendered its decision on 20 March 2002. In its decision the District Court annulled most of the disputed conditions and set aside some of the more significant additional obligations imposed by OPTA and ordered OPTA to revise their additional obligations accordingly. OPTA has sent the revised obligation to TPG on 19 July 2002, but still not fully according to our view. We gave our written reactions to OPTA in September and November 2002. Both OPTA and TPG Post have appealed to a court of appeal. It is anticipated that the court of appeal will commence the review of this case not before the spring of 2003.

  Subcontractor Suits

        The authorities in France have brought several criminal and civil actions relating to our Express division's French operations alleging that our subcontractors or their employees should be regarded as our own unregistered employees. The actions variously seek criminal fines or the payment of social security contributions, wage taxes and overtime payments in respect of such employees. Similar actions have been brought against our competitors. To date, only one court decision has been rendered in connection with these actions on 17 December 2001, when a Bordeaux court ruled in our favour, ordering the release of our French Express subsidiaries from all charges. The French public prosecutor and our French subsidiary have lodged appeals to this decision, which are pending.

        On 6 February 2003 the French parliament adopted a proposal that acknowledges a presumption of independence of subcontractors, which should be helpful in defending these actions. As we are not able to reasonably estimate any fines or costs related to these actions, we have not to date made any accounting provision for them.

  Ordinary course litigation

        Further, we are involved in several legal proceedings relating to the normal conduct of our business. We do not expect any liability arising from any of these legal proceedings to have a material effect on our results of operations, liquidity, capital resources or financial position. We have provided for all probable liabilities deriving from the normal course of business.

Other contingencies

        FIAT is an important customer for various activities within our logistics division in Italy and South America. FIAT Automotive in Italy has been experiencing financial pressures due in part to the economic slowdown and a general consolidation within the automotive sector. As a consequence FIAT is restructuring its manufacturing operations in Italy. As part of this restructuring our logistics business has had to temporarily suspend 665 workers out of the 1,600 employed for a certain plant in Italy under a government sponsored plan for certain plants in Italy. We are currently in discussions with the Italian government with respect to Italian government funded assistance to cover the labour costs of the suspended workers. The outcome of these discussions, and a continued slowdown in the automotive sector, may have a negative effect on the revenues and profitability of our logistics automotive business in Italy.

Credit facilities

        At 31 December 2002, we had committed facilities with a number of domestic and international banks amounting to €880 million and uncommitted facilities amounting to €558 million. At 31 December 2002 €200 million had been drawn on committed facilities.

        Of the €880 million committed facilities, €180 million will expire in the fourth quarter of 2003 and €500 million will expire in the third quarter of 2004 and the remainder in 2006. Interest rates on these facilities are variable and ranged from 2.5% to 4.2% in 2002.

Fair value of the net interest bearing debt

	At 31 December 2002		At 31 December 2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in € millions)
(a) Cash and cash equivalents	357	357	451	451
(b) Short-term interest bearing debt	136	136	411	411
(c) Long-term interest bearing debt	1,625	1,673	1,769	1,752

  (a)
  The carrying value of cash and cash equivalents approximated its fair value because of the short maturity of the instruments held.

  (b)
  Short-term debt consists only of short-term bank debt and excludes the current portion of long-term interest-bearing debt. The fair value of short-term debt approximated its market value because of the short maturity of the relevant instruments.

  (c)
  Long-term debt includes the current portion of long-term interest-bearing debt, which is included in the balance sheet under short-term liabilities. The fair value of other long-term debt has been estimated by calculating the discounted value of the loan portfolio using an estimated yield curve, appropriate to the terms of the contracts, in effect at the end of the year. Our €1 billion Eurobond has a higher fair value than when it was issued.

Derivative financial instruments

        We do not hold or issue financial instruments for trading purposes nor do we allow our subsidiaries to do so. The following table sets forth the nominal amounts from outstanding forward exchange transactions and their fair values at 31 December 2002. The fair value is the amount that would be paid or received were the contracts to be terminated on the balance sheet date without further obligations and is summarised below.

	At 31 December 2002		At 31 December 2001
	Nominal	Fair Value	Nominal	Fair Value
	(in € millions)
Total hedges long	454	(18)	510	(12)
Total hedges short	(1,431)	74	(518)	(2)

Net	(977)	56	(8)	(14)

        The above table includes, among others, the following transaction:

        On 5 December 2001, we entered into a seven year, cross-currency interest rate swap, which created a $435 million short position against the Euro. This transaction provides a hedge against US Dollar denominated assets. At 31 December 2002, the fair value of this instrument was €49 million positive.

        In 2002, hedge effectiveness was tested on a quarterly basis and was fully effective. As a result, no gains or losses were recognised in earnings on the portion of the hedge accounted for as a net investment hedge. In 2002, €32 million of the derivative instrument's gain is excluded from the assessment of hedge effectiveness (2001: 0; 2000: 0). We do not expect unrealised gains or losses on the instrument to be reclassified to earnings within the next 12 months.

(16) Net sales: €11,662 million (2001: 10,979; 2000: 9,810)

	Year ended 31 December
Net sales by division
	2002	2001	2000
	(in € millions)
Mail	3,949	3,810	3,620
Express	4,339	4,059	4,027
Logistics	3,357	3,110	2,163
Non-allocated	17	0	0

Total net sales	11,662	10,979	9,810

	Year ended 31 December
Net sales by geographic area
	2002	2001	2000
	(in € millions)
The Netherlands	3,759	3,711	3,593
Rest of Europe	6,062	5,370	4,626
Australia	446	474	572
Asia	399	335	313
North America	800	885	541
South America	128	142	109
Africa and Middle East	68	62	56

Total net sales	11,662	10,979	9,810

        The basis of allocation of net sales by geographic area is the country or region in which the entity recording the sales is located.

(17) Other operating revenues: €120 million (2001: 239; 2000: 126)

        Other operating revenues include certain revenues from the disposal of non-core activities (€58 million; 2001: 26), proceeds from sale of property and equipment (€30 million; 2001: 111) and the rent of buildings and houses and other revenues (€32 million; 2001: 102). The other operating revenues of 2000 are mainly related to disposals of affiliated companies, rent and sales of property, plant and equipment.

(18) Salaries and social security contributions: €4,027 million (2001: 3,836; 2000: 3,230)

	Year ended 31 December
	2002	2001	2000
	(in € millions)
Salaries	3,423	3,257	2,793
Pension expenses	57	37	25
Social security expenses	547	542	412

Total	4,027	3,836	3,230

        The net period pension cost in respect of the defined benefit pension plans amounted to €6 million in 2002 (2001: (9); 2000: (17)). The expense in respect of defined contribution plans amounted to €51 million in 2002 (2001: 46; 2000: 43). The charge in respect of pension contributions for the year ended 31 December 2000 was restated for comparative purposes in the 2001 Annual Report to reflect the impact of the changes in accounting principles in 2000. The effect was to reduce the charge by €77 million from the previously reported amount, €102 million.

	At 31 December
Number of employees
	2002	2001	2000
TPG N.V.	150,365	138,563	129,675
of which in the Netherlands	70,645	68,306	66,039

        At the end of 2002, 9,919 people (2001: 8,516; 2000: 8,425) were employed by proportionately consolidated affiliated companies, of whom 5,854 (2001: 6,227; 2000: 6,714) were on the payroll of Dutch companies, primarily Postkantoren B.V. and Geldnet Holding B.V. and 4,065 (2001: 2,289; 2000: 1,711) were on the payroll of companies outside the Netherlands.

Compensation plan for TPG Board of Management

        From 2002, compensation for members of our Board of Management comprises four elements: a base salary, a short-term incentive, a share-matching scheme and a long-term incentive. These elements are designed to balance short-term operational performance with the longer-term objective of creating sustainable value within the business, thereby increasing shareholder value.

  Base salary

        Base salary for members of the Board of Management is set at a median to third-quartile level relative to the European market for directors of multinational companies (composite market of the Netherlands, the United Kingdom, Germany, France and Italy). If a Board of Management member is not Dutch and resides outside the Netherlands, and his or her local market exceeds the European market then the base salary is set against the market of that country.

  Short-term incentive

        From 2002, Board of Management members are eligible to participate in a short-term incentive programme that provides an annual bonus for the achievement of two targets: an economic profit growth target and an earnings per share growth target. Both targets are agreed and set by the TPG Supervisory Board at the beginning of each year. The short-term incentive will be delivered as 75% cash and the remaining 25% as a right on shares in TPG.

  Share-matching scheme

        Should a Board of Management member keep at least 50% of the short-term incentive shares for a period of three years, the company will match the shares with a further right on TPG shares on a one-to-one basis.

  Long-term incentives

        The long-term incentive for the members of the Board comprises two elements, the TPG stock option plan and as of 2002, the TPG performance share plan. Both long-term incentives will compensate Board of Management members for improved shareholder performance over a three-year financial period and to focus Board of Management members on the growth of long-term sustainable value for shareholders. Under the new performance share plan, an award of shares in TPG is available to Board of Management members after three years subject to performance conditions, specifically the achievement of targeted total shareholder return when compared against market benchmarks as determined by the Supervisory Board of TPG.

Compensation plan for TPG senior management

        From January 2002, a new compensation plan was also introduced for TPG senior managers who report directly to the Board of Management: senior business unit heads and senior functional professionals. As with compensation for the Board of Management, the plan for senior management reflects the philosophy of value creation and alignment with shareholder interests. The arrangements also comprise four elements: a base salary, a short-term incentive, a share-matching scheme and a long-term incentive (the TPG stock option plan).

  Base salary

        A base salary should be set at a competitive level relative to the local market for similar positions in similar industries and/or functions.

  Short-term incentive

        All senior managers are eligible to participate in a short-term incentive programme that will provide an annual bonus for the achievement of an economic profit growth target set by the Board of Management. Business unit heads are now targeted on the achievement of an economic profit growth target for the business unit and on achievement of divisional economic profit growth targets. Functional senior managers, including those in Corporate Finance, Corporate Human Resources and other corporate departments, are targeted on the TPG economic profit growth targets. The bonus will be delivered as 75% cash and 25% as a right on shares in TPG.

  Share-matching scheme

        Should a manager retain at least 50% of the shares awarded to him or her under the short-term incentive for a period of three years, the company will match those shares on a one-to-one basis.

  Long-term incentive

        The current stock option plan for TPG managers will be retained under existing scheme rules. The only change is that the exercise of all options is now subject to achievement of target total shareholder return over the three-year vesting period.

Remuneration of Members of the Supervisory Board and the Board of Management

        In 2002, the remuneration of the current members of the Supervisory Board, excluding VAT, amounted to € 360,752 (2001: 331,827; 2000: 301,864). The remuneration of the individual members of the Supervisory Board is set out in the table below:

Compensation Supervisory Board	Base compensation	Other* payments	Total remuneration
R.J.N. Abrahamsen	36,302	2,836	39,138
F. Bernabé	36,302		36,302
J.M.T. Cochrane	36,302	2,269	38,571
W. Dik	36,302	567	36,869
V. Halberstadt	36,302	4,538	40,840
J.H.M. Hommen	36,302	2,836	39,138
A. Maas	42,353	2,836	45,189
R.W.H. Stomberg	36,302	5,672	41,974
M. Tabaksblat	39,328	3,403	42,731
Total Supervisory Board	335,795	24,957	360,752

*
Payments relating to number of Supervisory Board committee meetings attended.

        During 2002, from January to July, the Board of Management consisted of four members. This increased to five for the period August to December following the appointment of the CFO. In 2002, the remuneration including pension and social security contributions of the current and the former members of the Board of Management amounted to € 7,243,908 (2001: € 9,877,168, 2000: € 5,788,693). Included is € (14,266) (2001: € 4,260,653, 2000: € 371,845) with respect of former members of the Board of Management.

        As of 2002 TPG accounts for bonus payments on the basis of the accrued bonuses for the performance of the year reported. In 2002 an amount of € 2,969,992 was paid to the members of the Board of Management for 2001 performance (€ 737,393 with respect of former members of the Board of Management). In the new reporting format below the amount of € 2,191,216 reflects the accrued bonuses for 2002 performance.

        The comparative figures in this paragraph and in the table below have been adjusted to reflect the prior years' remuneration on an accrual basis. The difference between the total compensation and benefits of the Board of Management as published in the 2001 annual report (€ 11,187,884) and the 2001 total in the table below (€ 9,877,168) is due to the higher bonuses paid in 2001 for year 2000 performance. The recalculated 2001 total compensation takes into account an accrued amount for bonus of € 2,336,746 for year 2001 performance instead of the paid amount of € 3,647,462 for year 2000 performance.

        The remuneration of the individual members of the Board of Management is set out in the table below:

Compensation & Benefits Board of Management	Periodic paid compensation	Profit share and bonus		Severance payments	Contributions for future Payments	2002 total	2001 total
Peter Bakker	815,416	390,120		—	279,358	1,484,894	1,436,590
Jan Haars	197,735	858,246	*	—	761,096 **	1,817,077	—
Harry Koorstra	486,118	305,932		—	90,131	882,181	788,946
Alan Jones	1,046,717	495,361		—	194,670	1,736,748	1,602,908
Roberto Rossi	641,467	141,557		—	554,250 ***	1,337,274	1,788,071
		—
Total current Board of Management	3,187,453	2,191,216		—	1,879,505	7,258,174	5,616,515
Ad Scheepbouwer	—	—		—	(39,770)	(39,770)	3,522,553
Carel Paauwe	36,550	—		—	(283)	36,267	534,908
Bert van Doorn	—	—		—	(10,763)	(10,763)	203,192
				—
Total former Board of Management	36,550	—		—	(50,816)	(14,266)	4,260,653
				—
Total Board of Management	3,224,003	2,191,216		—	1,828,689	7,243,908	9,877,168

*
Includes a special one-off bonus on joining TPG.

**
Includes a one-off amount paid into the TPG pension fund to fund the pension as part of the employment conditions.

***
Payment due to contracted back service pension obligations.

Negative amounts are refunds from TPG pension fund.

        The bonus plans for the CEO and the CFO are based on targeted levels of earnings per share. For the CFO a guaranteed 2002 bonus was exceptionally agreed as part of his joining arrangements. Divisional members of the Board were 50% targeted on Earnings per share (EPS) and 50% on divisional Economic Profit (EP) targets. All EP targets except for Logistics were met. The EPS performance was on the lower end of the expected range.

  Loans

        Since 31 December 2001 to 31 December 2002 the amount of outstanding loans made by the company and any of its subsidiaries to members of the Board of Management is set out in the table below:

Name	Total Outstanding loan per 31 December 2001	Repaid	Total Outstanding loan per 31 December 2002	Total Outstanding loan per 14 February 2003
	(in €)
Peter Bakker	93,861.72	0	93,861.72	93,861.72
Harry Koorstra	16,348.79	0	16,348.79	16,348.79

        In the Netherlands tax was levied at the time of grant of the option rights and the loans were offered to the members of the Board of Management in order to pay this tax. No interest accrues on the loans, however a fictitious income mark up of 4% is made over the monthly salary.

        These loans include €15,181 of loans with regard to options that have been transferred from KPN at the time of the demerger.

(19) Depreciation, amortisation and impairments: €490 million (2001: 437; 2000: 343)

	Year ended 31 December
	2002	2001	2000
	(in € millions)
Goodwill amortisation	154	139	98
Amortisation of other intangibles	21	7	1
Depreciation of property, plant and equipment	315	291	244

Total	490	437	343

        Depreciation and impairments of property, plant and equipment are detailed as follows:

	Year ended 31 December
	2002	2001	2000
	(in € millions)
By classification:
Land and buildings	56	50	42
Plant and equipment	117	107	87
Other property, plant and equipment	142	134	115

Total	315	291	244
By cause:
Regular depreciation	314	291	239
Impairments and restoration of previously recognised impairments	1	0	5

Total	315	291	244

        In 2002, the allocation of the consolidated amount of depreciation and impairments to the divisions mail, express and logistics was €102 million, €125 million and €85 million, respectively (2001: 99, 121 and 78; 2000: 87; 109 and 49). In addition, depreciation in respect of non-allocated business amounted to €3 million (2001: 0; 2000: 0).

(20) Other operating expenses: €843 million (2001: 821; 2000: 979)

        The other operating expenses in mail in 2002 were €315 million (2001: 331; 2000: 249), in express €223 million (2001: 269; 2000: 253), logistics €269 million (2001: 138; 2000: 127) and other non-specified costs. The cost saving programs of mail and express impacted the other operating expenses in the current year. The increase in other operating expenses in logistics is mainly due to the integration of acquisitions. Total advertising expenses incurred in the year amounted to €72 million (2001: 61; 2000: 59).

        Included within other operating expenses are fees paid to our group statutory auditors, PricewaterhouseCoopers Accountants N.V. The fees for their services can be divided amongst the following categories:

Service performed	2002	% Total	2001	% Total
	(in € millions, except percentages)
Statutory audit	6	50%	5	56%
Audit related services	3	25%	1	11%
Tax advisory services	1	8%	0	0%
Other non-audit services	2	17%	3	33%

Total	12	100	9	100

        Other operating expenses for 2000 have been restated for comparative purposes to reflect the impact of the change in accounting principles in respect of reorganisation provisions. The net impact of these changes has been to increase other operating expenses to €979 million compared to €803 million as reported in the 2000 annual report. Included in the 2001 other operating expenses is €30 million relating to writedowns in our Australian business. No such write downs taking place in 2002.

(21) Interest and similar income and expenses

Interest and similar income: €20 million (2001: 26; 2000: 24)

        Interest and similar income arises primarily from interest on our bank deposits throughout the year.

Interest and similar expenses: €128 million (2001: 119; 2000: 84)

	Year ended 31 December
	2002	2001	2000
	(in € millions)
Interest on long-term liabilities	92	32	16
Interest added to provisions	2	1	7
Interest on short-term liabilities	24	77	49
Other financial expenses	10	9	12

Total	128	119	84

        Interest and similar expenses for 2000 have been adjusted for comparative purposes to reflect the impact of the change in accounting principles in respect of pensions. The net impact of this change has been to decrease interest added to provisions to €7 million compared to €25 million as reported in the 2000 annual report.

        Other financial expenses comprise hedge costs of €7 million (2001: 4; 2000: 10) and foreign exchange losses of €3 million (2001: 5; 2000: 2).

(22) Income taxes: €341 million (2001: 335; 2000: 282)

        Income taxes in the statements of income of 2002 amount to €341 million (2001: 335; 2000: 282), or 35.9% (2001: 36.3%; 2000: 37.1%) of income before income taxes. €88 million of our total income taxes relates to tax authorities outside the Netherlands (2001: 48; 2000: 47). Profit before tax amounted to €713 million (2001: 799) earned in the Netherlands and €237 million (2001: 125) outside of the Netherlands. The 2000 income tax charge has been reduced by €28 million to reflect the impact of the changes in accounting principles (refer to "Changes in Accounting Principles" in the notes to the Consolidated Financial Statements).

	Year ended 31 December
	2002	2001	2000
	(in percentages)
Dutch statutory income tax rate	34.5	35.0	35.0
Adjustment re effective income tax rate other countries*	(0.6)	(0.9)	(1.2)
Permanent differences:
Non and partly deductible costs	0.6	0.7	0.6
Depreciation of goodwill	3.6	3.3	3.3
Exempt income	(0.6)	(1.5)	0
Other*	(1.6)	(0.3)	(0.9)
Changes in accounting principles	0	0	0.3

Effective income tax rate	35.9	36.3	37.1

*
The prior years figures have been adjusted for improved comparability.

        Income taxes differ from the amount calculated by multiplying the Dutch statutory corporate income tax rate with the income before income taxes. In 2002, the effective income tax rate was 35.9% (2001: 36.3%; 2000: 37.1%) or 1.4% (2001: 1.3%; 2000: 2.1%) higher than the statutory corporate income tax rate of 34.5% in the Netherlands (2001: 35.0%; 2000: 35.0%). The difference between the effective income tax rate and the statutory corporate income tax rate is due to permanent differences such as non-deductible amortisation of goodwill, non- and partly deductible costs, exempt income and different income tax rates in other countries.

        Income tax expense consists of the following:

	Year ended 31 December
	2002	2001	2000
	(in € millions)
Current tax expense	357	331	230
Changes in deferred taxes (excl. acquisitions) and foreign exchange rate effects	(16)	4	52

Total income taxes	341	335	282

        In the year 2002, the current tax expense amounted to €357 million (2001: 331; 2000: 230). The difference between the income taxes in the statements of income and the current tax expense is due to timing differences. These differences are recognised as deferred tax assets or deferred tax liabilities.

        The following table shows the changes in deferred tax assets in 2002.

Total
(in € millions)
Deferred tax assets at 31 December 2001	398
Changes	9
(De)consolidations/foreign exchange effects	(1)

Deferred tax assets at 31 December 2002	406

        Deferred tax assets consist of the following differences:

	At 31 December
	2002	2001
	(in € millions)
Differences between valuation for book and tax purposes of:
Pension liabilities and provisions	164	209
Property, plant and equipment	16	21
Tax losses and other	226	168

Total deferred tax assets	406	398

        At 31 December 2002, deferred tax assets have been included under financial fixed assets for €374 million (2001: 362) and under accounts receivable for €32 million (2001: 36).

        The total accumulated losses that are available for carry forward at year-end 2002 amounted to €836 million (2001: 762). With these losses carried forward, future tax benefits of €278 million could be recognised (2001: 256). Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. Deferred tax assets are recognised if it is more likely than not that they can be offset against taxes payable in future years. As a result of that we recorded deferred tax assets of €133 million at the end of 2002. (2001: 97). We have not recognised €145 million (2001: 159) of the potential future tax benefits. This is mainly due to the uncertainty regarding the realisation of such benefits, for example as a result of the expiry of tax losses carried forward and legislative changes.

        The expiration of total accumulated losses is presented in the table below:

Expiration of losses carried forward

(in € millions)
2003	8
2004	13
2005	56
2006	149
2007 and thereafter	215
Indefinite	395

Total	836

        The following table shows the changes in deferred tax liabilities in 2002.

Total
(in € millions)
Deferred tax liabilities at 31 December 2001	147
Changes	(7)
(De)consolidations / foreign exchange effects	(7)

Deferred tax liabilities at 31 December 2002	133

        Of the total deferred tax liabilities €4 million is of a short-term nature (2001: 3). Deferred tax liabilities consist of the following differences:

	At 31 December
	2002	2001
	(in € millions)
Differences between valuation for book value and tax purposes of:
Provisions	0	2
Aircraft leases and other	133	145

Total deferred tax liabilities	133	147

        A multinational group the size of TPG will always be exposed to varying degrees of uncertainty related to tax initiatives and regulatory reviews and audits. Whenever such uncertainties arise any potential unfavourable consequences are assessed and accrued for accordingly in our financial statements.

Current value method

        Historical cost was used for valuation purposes and to determine the results in the consolidated balance sheets and the consolidated statements of income. The differences in capital and income would be negligible if valuation and determination of income were based on current value.

Notes to the Consolidated Cash Flow Statements

(23) Net cash provided by operating activities: €1,032 million (2001: 773; 2000: 572)

        Net cash provided by operating activities in 2002 totalled €1,032 million, of which €599 million was generated from net income. Furthermore, utilisation of provisions negatively affected cash flow mainly related to other provisions (€14 million) and pension liabilities (€111 million). Changes in deferred taxes had a negative €16 million impact on cash flow. A decrease in working capital of €84 million had a positive impact on cash flow.

        Accounts receivable increased the cash flow by €136 million mainly related to trade accounts receivable (€94 million) and other receivables. Other current assets utilised cash of €74 million caused by an increase of prepayments and accrued income.

        Current liabilities increased the cash flow by €23 million. The €55 million increase in trade accounts payable and the €114 million increase in income taxes, other taxes and social security contributions payable was partly offset by a €146 million decrease in other and accrued liabilities.

        Income tax paid in the year amounted to €286 million (2001: 303) and interest paid amounted to 117 million (2001: 108).

(24) Net cash used in investing activities: €(518) million (2001: (698); 2000: (1,242))

        Net cash used in investing activities related primarily to acquisitions and to capital expenditures.

        In 2002, we acquired several companies and affiliated companies for a total cost of €139 million. In addition to several smaller acquisitions, our largest acquisitions effectively made in 2002 included Cerilly (€9 million), Bleckmann (€12 million), Transports Nicolas (€38 million), and TNT DFDS Transpors Logistics (50%: €25 million).

        In 2002, we disposed of a few small subsidiaries and interests in affiliated companies with a net book value of €14 million.

        The capital expenditures on intangible assets of €74 million mainly relate to software (€66 million).

        In 2002, capital expenditures on property, plant and equipment amounted to €398 million. Of this amount, €106 million related to mail, €144 to express, €145 to logistics and €3 to Corporate. In mail, capital expenditures mainly related to the construction and refurbishment of distribution sites, enlarged buildings and equipment for the sorting centres and new buildings with standardised construction. In express, capital expenditures included investments in depots, hubs and warehouses, fleet expansions and replacements and operational equipment including automated sorting systems. In logistics the majority of capital expenditures related to warehouses and equipment dedicated to the operation of contracts.

        In 2002, non-cash investing activities totalled €18 million (2001: 23); this amount relates to additional finance leases.

(25) Net cash used in financing activities: €(598) million (2001: 125; 2000: 592)

        The final €114 million cash dividend for 2001 and the €71 million interim cash dividend for 2002 were paid in 2002. The difference between the dividends payable at the end of 2002 and the end of 2001 accounted for an additional €5 million movement in equity.

        In 2002, new long-term liabilities, net of repayments, resulted in a cash outflow of €4 million (2001: 1,182).

        Net changes in long-term liabilities resulted in a cash outflow of €4 million. A total of €67 million in repayments of long-term liabilities related to finance leases (€16 million), other loans (€19 million) and non-interest-bearing liabilities (€32 million). The €63 million of long-term liabilities obtained during the year include additional finance leases (€18 million), other loans (€26 million) and non-interest bearing liabilities (€19 million).

        In 2002 changes in short-term financing resulted in a cash outflow of €405 million.

        Short-term financing decreased due to the repayment of an Australian dollar 220 million (€127 million) facility in April 2002, British pounds 72 million (€118 million) in loan notes associated with the 2000 acquisitions of Taylor Barnard and CD Marketing, an Italian loan (€68 million), €26 million in respect of a bilateral facility signed in 2001 and various other small loans. The change in short-term financing includes the increase in the dividend payable of €5 million due to the increase of the final dividend for 2002 compared to the final dividend of 2001.

        In 2002, non-cash financing activities totalled €18 million (2001: 23); this amount relates to additional finance leases.

(26) Pro Rata Consolidation

        (No corresponding financial statement number)

        We account for joint ventures in which we and another party have equal control according to the pro rata consolidation method. Key information regarding the joint ventures (50%) is set forth below:

	Year ended and at 31 December
	2002	2001	2000
	(in € millions)
Total fixed assets	118	95	104
Total current assets	181	125	102
Group equity	97	78	73
Provisions	39	35	35
Long-term liabilities	20	11	9
Current liabilities	143	96	89
Net sales	547	417	349
Operating income	21	7	7
Net income	12	5	3
Net cash provided by operating activities	43	19	50
Net cash used in investing activities	(35)	(17)	(20)
Net cash used in financing activities	8	1	(1)
Changes in cash and cash equivalents		3	29

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

        The State and we agreed in March 2001 to certain amendments to the agreements which govern our relationship. Pursuant to this amended agreement the Minister of Transport has no longer an option to acquire our preference shares A. This agreement has been implemented by amendment of our articles of association on 20 June 2002 and termination of the option to acquire our preference shares A per April 2002.

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

  •
  mergers, demergers and dissolutions with respect to us and Royal TPG Post B.V.;

  •
  certain capital expenditures;

  •
  certain dividends and distributions; and

  •
  certain amendments to our articles of association and the articles of association of Royal TPG Post B.V., including any amendment to the articles of association with respect to (i) a modification of the objects clause that relates to performance of the concession obligations, (ii) the creation of new classes of shares, profit sharing certificates or other securities entitling the holder thereof to the earnings and/or shareholders' equity of the company, (iii) the cancellation of the special share, (iv) the cancellation of the preference shares B, (v) the transfer of the special share, and (vi) the amendment of the rights attached to the special share.

        As part of its intention to reduce its involvement in our affairs, the State is considering the possibility of limiting the applicability of rights attached to the special share to apply only to our subsidiary for postal activities.

Long-term Equity Interest

        In March 2001 the State expressed its intent to reduce over time its shareholding in us to 10% of the outstanding ordinary shares.

The State as Creditor

        We have received two short-term loans from the State. At 14 February 2003, €41 million of a 6.37% senior loan and €31 million of a 6.72% subordinated loan were outstanding. See note 12 to our consolidated financial statements.

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

(28) Related party transactions and balances

        The TPG Group companies have trading relationships with a number of its partially or fully consolidated joint ventures as well as with unconsolidated companies in which TPG only holds minority shares. In some cases there are contractual arrangements in place under which TPG companies source supplies from such undertakings, or such undertakings source supplies from TPG. In the year ended 31 December, sales made by TPG companies to its joint ventures amounted to €135 million (2001: 90). Purchases from joint ventures amounted to €22 million (2001: 2). The net amounts due from joint venture entities amounted to €18 million (2001: (5)).

        Loans receivable from affiliated companies are disclosed in notes 3 and 5. No material amounts were payable by TPG to affiliated companies. All transactions with joint ventures and affiliated companies are conducted in the normal course of business and under normal terms and conditions.

(29) Segment Information

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

	Mail	Express	Logistics	Non- Allocated	Inter- company	Total
	(amounts in € millions)
2002
Net sales	3,949	4,339	3,357	17		11,662
Inter-company sales	9	33	3		(45)
Other operating revenues	47	26	29	18		120
Total operating revenues	4,005	4,398	3,389	35	(45)	11,782
Depreciation and impairments of PP&E	(102)	(125)	(85)	(3)		(315)
Depreciation of other intangibles	(6)	(15)				(21)
Earnings from operations	804	253	150			1,207
Amortisation of goodwill	(30)	(59)	(65)			(154)
Total operating income	774	194	85	5		1,058
Net financial income/(expense)						(108)
Income tax						(341)
Results from investments in affiliated companies						(5)
Minority interests						(5)
Net income						599
Goodwill paid in the year	39	19	69			127
Intangible fixed assets	247	1,371	1,147	1		2,766
Capital expenditure on Property, plant and equipment	106	144	145	3		398
Property plant and equipment	822	858	432	18		2,130
Investments in affiliated companies	16	2	42	35		95
Accounts receivable	373	753	769	27		1,922
Total assets(1)	2,181	3,352	2,733			8,266
Total liabilities	1,036	1,005	1,081	1,248		4,370
Numbers of employees	75,424	42,925	32,016			150,365

(1)
Identifiable assets also used jointly for the segments have been allocated based on an estimated usage.

        Total assets of our company at 31 December 2002 were located as follows:

Location of total consolidated assets at 31 December 2002

	Intangibles	Property, plant and equipment	Financial fixed assets	Current assets	Total Assets
	(in € millions)
The Netherlands	98	860	389	598	1,945
Rest of Europe	2,097	1,044	244	1,699	5,084
Australia	24	99	23	74	220
Asia	4	39	7	117	167
North America	543	79	12	147	781
South America	0	6	1	35	42
Africa and Middle East	0	3	1	23	27

Total	2,766	2,130	677	2,693	8,266

        The following table shows the balance sheet value of the property, plant and equipment at 31 December 2002, of the divisions mail, express and logistics:

Balance sheet value of property, plant and equipment at 31 December 2002*

	Mail	Express	Logistics	Non allocated	Total
	(in € millions)
Land and buildings	528	285	171	12	996
Plant and equipment	209	115	176		500
Other property, plant and equipment	57	426	78	6	567
Construction in progress	28	32	7		67

Total	822	858	432	18	2,130
as % of total property, plant and equipment	38.6	40.3	20.3	0.8	100.0

*
Identifiable assets used jointly by the divisions have been allocated based on estimated usage.

        The property, plant and equipment of each of our divisions are located as follows:

Location of property, plant and equipment at 31 December 2002*

	Mail	Express	Logistics	Non allocated	Total
	(in € millions)
The Netherlands	767	74	12	7	860
Rest of Europe	52	691	299	2	1,044
Australia		75	15	9	99
Asia	3	12	24		39
North America		2	77		79
South America		1	5		6
Africa and Middle East		3			3

Total	822	858	432	18	2,130

*
Identifiable assets used jointly by the divisions have been allocated based on estimated usage.

Non-allocated operating income

	Year ended 31 December
	2002	2001	2000
	(in € millions)
Non-core disposals	14	26	15
Exceptional real estate gain	0	78	0
Business initiatives	(4)	(30)	(16)
Write-downs	0	(30)	(43)
Other costs	(5)	(16)	(16)

Total	5	28	(60)

        In 2002, non-allocated operating income amounted to a gain of €5 million. The largest element was the net profit on the sale of non-core businesses (€14 million), offset by €4 million net costs for business initiatives in China and €5 million other costs. Included in other costs a release of a €10 million accrual with respect to various claims and litigations that were either settled without cost or for a lower amount.

	Mail	Express	Logistics	Non- Allocated	Inter- company	Total
	(amounts in € millions)
2001
Net sales	3,810	4,059	3,110			10,979
Inter-company sales	12	41	4		(57)	0
Other operating revenues	74	39	11	115		239
Total operating revenues	3,896	4,139	3,125	115	(57)	11,218
Depreciation and impairments of PP&E	(99)	(114)	(78)			(291)
Depreciation of other intangibles		(7)				(7)
Earnings from operations	781	167	180			1,128
Amortisation of goodwill	(19)	(57)	(63)			(139)
Total operating income	762	110	117	28		1,017
Net financial income/(expense)						(93)
Income tax						(335)
Results from investments in affiliated companies						(1)
Minority interests						(3)
Net income						585
Goodwill paid in 2001	103	9	111	4		227
Intangible fixed assets(1)	212	1,394	1,236	5		2,847
Capital expenditure on Property, plant and equipment(1)	137	163	152	2		454
Property plant and equipment(1)	845	864	388	20		2,117
Investments in affiliated companies	48		40	32		120
Accounts receivable	498	772	796	8		2,074
Total assets(2)	2,342	3,365	2,747			8,454
Total liabilities	1,528	981	1,133	1,140		4,782
Numbers of employees	68,081	40,468	30,014			138,563

(1)
Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment

(2)
Identifiable assets also used jointly for the segments have been allocated based on an estimated usage.

	Mail	Express	Logistics	Non- allocated	Inter- company	Total
	(amounts in € millions)
2000
Net sales	3,620	4,027	2,163			9,810
Inter-company sales	16	99	3		(118)	0
Other operating revenues	70	19	13	24		126
Total operating revenues	3,706	4,145	2,179	24	(118)	9,936
Depreciation and impairments of PP&E	(86)	(108)	(49)	(1)		(244)
Depreciation of other intangibles		(1)				(1)
Earnings from operations	713	156	110			979
Amortisation of goodwill	(24)	(55)	(19)			(98)
Total operating income	689	101	91	(60)		821
Financial income/(expense)						(60)
Income taxes						(282)
Results from investments in affiliated companies						(4)
Minority interests						(2)
Net income						473
Goodwill paid in 2000	37	32	852			921
Intangible fixed assets(1)	130	1,469	1,174			2,773
Capital expenditure on Property, plant and equipment(1)	109	204	75			388
Property, plant and equipment(1)	857	808	315			1,980
Investments in affiliated companies	15			9		24
Accounts receivable	377	916	585	2		1,880
Total assets(2)	1,805	3,445	2,346			7,596
Total liabilities	1,034	1,304	695	1,162		4,195
Number of employees	63,255	39,260	27,160			129,675

(1)
Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

(2)
Identifiable assets also used jointly for the segments have been allocated based on an estimated usage.

(30) Differences between Dutch GAAP and US GAAP

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

Employment schemes

        Up to 2001 we recognised a liability for future wage guarantees, that did not qualify as a liability under US GAAP. This difference resulted in a reconciliation to US GAAP shareholders' equity. In 2001 we transferred the liability as per 1 January 2001 to an insurance company, after approval of our labour unions and works council. As a result, for Dutch GAAP the obligation for future wage guarantees was settled in full in December 2001. For US GAAP we recognise the transfer payment to the insurance company as a deposit asset that will be charged to our statement of income based on the wage guarantees paid by the insurance company.

Business Combinations and Impairment of Intangible Assets and Goodwill

        Accounting policies for business combinations and impairment of intangible assets and goodwill differ between Dutch and US GAAP.

        Under Dutch GAAP, all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets and the liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired and liabilities assumed is allocated to goodwill, which is amortised on a straight-line basis over its estimated useful life.

        Under Dutch GAAP, intangible assets and goodwill are written down to estimated net realisable value when negative conditions are identified. Impairment is determined based on an estimation of value and future benefits of the intangible assets. Should this determination indicate that an intangible asset or goodwill is impaired, the related amortisation period is revised or a write-down is recognised.

        Under US GAAP, all of our business combinations are accounted for as purchases. In accordance with SFAS No. 141, "Business Combinations" (APB 16, "Business Combinations," for transactions consummated prior to 30 June 2001), the cost of an acquired company was assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with US GAAP, certain intangible assets have been identified with respect to our acquisitions. As such, for US GAAP purposes, a portion of the amount allocated to goodwill under Dutch GAAP is allocated to these identified intangible assets. The remaining excess of the cost of the acquired company over the fair value of the net assets acquired is recorded as goodwill for US GAAP purposes. The allocation of purchase price to intangible assets other than goodwill requires management to make estimates with respect to the fair value of those intangible assets. The fair value is largely dependent on assumptions utilised in the valuation methodology, including estimates of future cash flows and appropriate discount rates.

        For US GAAP purposes, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Upon adoption of SFAS 142, we ceased amortising goodwill. All other intangible assets are amortised over their estimated useful lives. SFAS 142 requires us to evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that an impairment in value may have occurred.

        In connection with the annual goodwill impairment evaluation required by SFAS 142, we determined that there was no impairment, and accordingly, no impairment loss was recorded in the 2002 US GAAP income statement. The annual goodwill impairment evaluation required making assumptions with respect to the identification of our reporting units. In addition, it required making certain assumptions and estimates, including estimates of future cash flows and appropriate discount rates, in order to determine the fair value of our reporting units identified.

        The amount of goodwill that arose in 1996 from the acquisitions of TNT and GD Express Worldwide N.V. under US GAAP differed from the goodwill under Dutch GAAP due to differences in the fair values. Higher goodwill under Dutch GAAP was also recognised in 1999 when we acquired Jet Services, Nuova Tecno SpA ("Tecnologistica") and the Ansett Air Freight business due to reorganisation provisions. In 2000 €43 million lower goodwill was recognised due to a reassessment and write-down of these provisions. This difference between Dutch GAAP and US GAAP in the calculation of initial goodwill has resulted in an adjustment when reconciling Dutch GAAP and US GAAP equity. The difference is amortised over up to 40 years.

        At 31 December 2002, goodwill as determined under US GAAP is €91 million higher (2001: €63 million lower) than under Dutch GAAP. This difference arises from the situation mentioned in the previous paragraph as well as the fact that goodwill is amortised for Dutch GAAP purposes, but not for US GAAP. The following disclosures have been prepared on a US GAAP basis. The changes in the carrying amount of goodwill for the year ended 31 December 2002, are as follows:

	Mail	Express	Logistics	Total
	(in € millions)
Balance as of 1 January 2002	215	1,317	1,212	2,744
Acquisitions	39	19	69	127
Prior year amounts	13			13
Disposals	(2)		(1)	(3)
Internal transfer/reclassifications	(5)			(5)
(De)consolidation			1	1
Exchange rate differences	(4)	(1)	(106)	(111)

Balance as of 31 December 2002	256	1,335	1,175	2,766

Pro-forma net income adjusted for goodwill amortisation

        The following table shows US GAAP net income in prior years on a pro forma basis to show the effects of non-amortisation of goodwill:

	2002	2001	2000
	(in € millions, except per share data)
Net income under US GAAP—as reported	717	484	408
Add back: Amortisation of goodwill	0	139	98

Pro forma net income	717	623	506
Net income per ordinary share under US GAAP—as reported	1.51	1.02	0.86
Net income per ordinary share under US GAAP—pro forma	1.51	1.31	1.06
Net income per diluted ordinary share under US GAAP—as reported	1.51	1.02	0.85
Net income per diluted ordinary share under US GAAP—pro forma	1.51	1.31	1.06

  Other intangible assets

        US GAAP requires that intangible assets acquired after 30 June 2001 that are contractual or separable must be separately recognised from goodwill and amortised over their estimated useful lives. During 2002, it was determined that certain intangible assets acquired in recent acquisitions required separate recognition from the related goodwill for US GAAP purposes. These intangible assets are amortised over a shorter useful life than the related Dutch GAAP goodwill, resulting in a higher intangible asset amortisation charge for US GAAP purposes. At 31 December 2002, other intangible assets under US GAAP were €8 million higher than under Dutch GAAP, which considers these intangibles to be part of goodwill. In 2002, a €2 million additional amortisation charge for these intangibles was required for US GAAP purposes.

        The following other intangible asset disclosures have been prepared on a US GAAP basis:

	As of 31 December 2002
	Gross Carrying Amount	Accumulated Amortisation
	(in € millions)
Subject to amortisation:
Software	136	52
Prepayments on intangibles	8	1
US GAAP other intangibles	8	2

Total	152	55

        At year-end 2002, we had no acquired intangible assets with indefinite useful lives.

        The aggregate amortisation expense for the year ended 31 December 2002 was €23 million. The following table summarises the estimated amortisation expense for the coming five years:

	Software	Prepayments on intangibles	US GAAP Other intangibles	Total
	(in € millions)
For the year ended
31 December 2003	35	7	2	44
31 December 2004	35	0	1	36
31 December 2005	14	0	1	15
31 December 2006	0	0	1	1
31 December 2007	0	0	1	1

Total	84	7	6	97

Financial instruments

        Under US GAAP, derivatives must be held on balance sheet at fair value and changes therein recognised either in current earnings or through other comprehensive income, depending on specific criteria, that in some cases differ from Dutch GAAP. Cash flow hedges and changes in the fair value of the effective portion of derivative instruments are recognised in other comprehensive income. We defer changes in the fair value in other assets or other liabilities. At 31 December 2002, adjustments were required to revalue our forward contract and the interest element of our cross currency interest rate swap for US GAAP purposes.

Real estate sales

        Under Dutch GAAP, gains on the sale of real estate are recognised at the time of sale, when economic risk is transferred to the buyer. Under US GAAP, gains on the sale of real estate cannot be recognised until both economic risks and rewards of ownership and legal ownership have been transferred to the buyer. This difference resulted in a €16 million adjustment to the US GAAP net income and shareholders' equity to eliminate gains on real estate sales that were recognised for Dutch GAAP.

Sale and leaseback transactions

        Under Dutch GAAP, the gain on a sale and leaseback transaction may be recognised if the leaseback qualifies as an operating lease. Under US GAAP, such a gain is deferred and amortised to the income statement over the period of the operating lease. During 2002, we entered into a sale and leaseback transaction including a 10-year operating lease. As a result, for US GAAP purposes, the €4 million gain on sale of the property is deferred and will be realised on a straight-line basis over the lease term.

Long-term contract incentives

        Under Dutch GAAP, the expense related to long-term contract incentive payments made to induce customers to enter or renew long-term service contracts may be deferred and realised in income over the contract period. For US GAAP such payments may not qualify for deferral, in which case they must be recognised fully in income in the initial period that the cost is incurred. During 2002, we paid long-term contract incentives totalling €6 million that did not qualify for deferral under US GAAP. As a result, these payments were fully expensed in 2002 for US GAAP.

Stock-based compensation

        Statement of Financial Accounting Standards no. 123, Accounting for Stock-based Compensation ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. TPG has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion no. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations.

        Since all our employee stock options granted prior to 2002 were granted at an exercise price that equalled the average price on the Amsterdam Stock Exchange on the day of grant, no related compensation charges were recorded in the 1998, 1999, 2000, and 2001 income statements under either Dutch GAAP or US GAAP. In February 2002, TPG adopted a new performance-based employee stock option plan, that has different accounting treatment under Dutch GAAP compared to US GAAP, APB 25. For US GAAP purposes, this new variable plan may result in additional compensation expense that would otherwise not be recognised under Dutch GAAP. At 31 December 2002, the impact of this accounting difference was not significant enough to cause a material compensation expense for US GAAP purposes.

Other Differences

        Under Dutch GAAP, dividends are accrued against equity at the moment at which the dividend payable is decided upon. Under US GAAP, dividends are accrued against equity at the moment at which they are paid to the shareholders. This difference results in a reconciling item to US GAAP shareholders' equity.

        Under Dutch GAAP, restoration of previously recognised impairments is required when the reason for the impairment is no longer valid. Under US GAAP, restoration of previously recognised impairments is prohibited.

        Under Dutch GAAP, the net proceeds before tax from the sale of activities and assets are included in operating income. Under US GAAP, these proceeds would not be considered operating income. This difference does not result in a reconciling item to US GAAP net income.

        Property, plant and equipment transferred to our company in connection with the incorporation of the postal and telecommunications business as of 1 January 1989, were valued at the then current value. This method is prescribed under Dutch law and acceptable under Dutch GAAP. US GAAP requires that property, plant and equipment be valued at historical cost. No adjustment to the Dutch GAAP accounts is made in the US GAAP reconciliation in relation to this difference, as the original historical cost cannot be determined.

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

        Under Dutch GAAP, a curtailment gain on a suspended retirement plan is recognised as the difference between the curtailment gain and the estimated additional liability to terminate the plan. Under US GAAP, an estimated liability to terminate a plan is not recorded until the plan is formally terminated. This accounting difference resulted in a €2 million adjustment to recognise an additional curtailment gain in net income for US GAAP purposes.

        Until 1998 self-insurance accruals were provided under Dutch GAAP with amounts derived from the insurance premium that would have been paid had the risk been insured. Under US GAAP, accruals that can be reasonably estimated are only recorded when and to the extent it is probable that a loss has been incurred at the balance sheet date.

        No goodwill arose on investments accounted for by the net asset value method (equity method) in 2002 (2001: 0). Under Dutch GAAP, this is shown separately on the balance sheet. Under US GAAP, this goodwill would be classified as an equity investment. This difference does not result in a reconciliation to US GAAP net income.

        Under Dutch GAAP, non-core investments held for resale are carried at historical cost or lower net realisable value. Under US GAAP, one of these investments was accounted for using the equity method. This investment was disposed of in 2000.

        In 2001 we changed our Dutch GAAP accounting policy for pensions to be in line with SFAS no. 87 "Employers' Accounting for Pensions", which is an acceptable method under Dutch GAAP. Therefore a difference between Dutch GAAP and US GAAP in respect of accounting for our pensions no longer exists.

   Net Income and Shareholders' Equity Reconciliation Statements

        The following statements summarise the principal adjustments, gross of their tax effects, which reconcile net income and total shareholders' equity under Dutch GAAP to the amounts that would have been reported had US GAAP been applied:

Net income

	Year ended 31 December
	2002	2001	2000
	(in € millions, except per share data)
Net income under Dutch GAAP restated	599	585	473
Adjustments for:
Employment schemes	(12)	(80)	0
Goodwill amortisation	154	3	2
Other intangible assets amortisation	(2)	0	0
Financial instruments	(11)	0	0
Real estate sale	(16)	0	0
Sale and leaseback transaction	(4)	0	0
Depreciation on restoration of previously recognised impairments	4	4	4
Capitalised software	0	0	13
Depreciation of capitalised software	(10)	(12)	(10)
Self-insurance	0	0	(3)
Long-term contract incentive payment	(6)	0	0
Non-core investments	0	0	(106)
Pension curtailment gain	2	0	0
Tax effect of adjustments(1)	19	(16)	35

Net income under US GAAP	717	484	408
Net income (in euro) per ordinary share and per ADS under US GAAP(2)	1.51	1.02	0.86
Net income (in euro) per diluted ordinary share and per ADS under US GAAP(3)	1.51	1.02	0.86

(1)
Includes one-off tax adjustment of €47 million in 2001, to record a change in estimate, following a review of our current tax position, which we previously considered to be tax deductible. These are now considered not to be tax deductible following a review of our current tax position.

(2)
Based on the average amount of 475,021,075 ordinary shares, including ADSs (2001: 475,008,754 and 2000: 477,146,660).

(3)
Based on the average amount of 475,022,482 ordinary shares diluted for stock dividend/buyback, including ADSs (2001: 475,084,174 and 2000: 477,311,585).

Shareholders' equity

	At 31 December
	2002	2001
	(in € millions)
Shareholders' equity under Dutch GAAP	2,842	2,486
Adjustments for:
Employment schemes	152	164
Dividend	119	114
Goodwill	91	(63)
Other intangible assets amortisation	(2)	0
Financial instruments	(20)	0
Real estate sale	(16)	0
Sale and leaseback transaction	(4)	0
Long-term contract incentive payment	(6)	0
Restoration of previously recognised impairments, net of depreciation	(11)	(15)
Capitalised software	0	10
Pension curtailment gain	2	0
Deferred taxes on adjustments	(37)	(56)

Shareholders' equity under US GAAP	3,110	2,640

(in € millions)
Shareholders' equity under US GAAP at 31 December 2000	2,332
Net income 2001 under US GAAP	484
Final dividend 2000 and interim dividend 2001	(146)
Translation adjustment	3
Repurchase of company shares	(33)
Shareholders' equity under US GAAP at 31 December 2001	2,640
Net income 2002 under US GAAP	717
Final dividend 2001 and interim dividend 2002	(185)
Translation adjustment	(54)
Revaluation of Derivatives (Equity component)	(9)
Stock options exercised	1

Shareholders' equity under US GAAP at 31 December 2002	3,110

Comprehensive income under US GAAP

	Year ended 31 December
	2002	2001	2000
Net income under US GAAP	717	484	408
Unrealised foreign currency translation gains and losses	(54)	3	(12)
Gains and losses on foreign currency hedges	(9)	0	0

Comprehensive income under US GAAP	654	487	396

Accumulated other comprehensive income, net of related income taxes (under US GAAP)

	Year ended 31 December
	2002	2001	2000
	(in € millions)
Opening accumulated other comprehensive income	(35)	(38)	(26)
Unrealised foreign currency translation gains and losses	(54)	3	(12)
Gains and losses on foreign currency hedges	(9)	0	0

Ending accumulated other comprehensive income	(98)	(35)	(38)

Newly Issued Statements of Financial Accounting Standards

        The Financial Accounting Standards Board in the United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, will affect our consolidated financial statements for US GAAP reporting.

        In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortised to expense over the life of the asset. SFAS 143 will become effective for TPG on 1 January 2003. The adoption of SFAS 143 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, "Recission of FAS no. 4, 44, and 64, amendment of FAS 13, and technical corrections" (SFAS 145). The adoption of SFAS 145 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS 146, "Accounting for costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised and measured initially at its fair value in the period in which the liability is incurred. Previously a liability for an exit cost was recognised at the date of an entity's commitment to an exit plan, however this does not, by itself, create a present obligation to others that meets the definition of a liability. SFAS 146 will be effective for TPG for any exit or disposal activities that are initiated after 31 December 2002. The adoption of SFAS 146 may have a material impact on our consolidated results of operations and financial position since Dutch GAAP permits the recognition of liabilities for costs associated with an exit or disposal activity at the time the exit plan is approved by management.

        In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after 15 December 2002. The company believes that the adoption of this standard will have no material impact on its financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. The company believes that the adoption of this standard will have no material impact on its financial statements.

(31) Subsidiaries and Affiliated Companies at 31 December 2002

        (No corresponding financial statement number)

        A number of affiliated companies have not been consolidated because of their limited financial importance.

        The full list containing the information referred to in Article 379 and Article 414, Part 9, Book 2 of the Dutch civil code is filed at the office of the Chamber of commerce in Amsterdam.

        TPG N.V. assess its subsidiaries to be significant if they meet any of the following criterion:

  •
  investment in and advances to the subsidiary exceed 10% of the total assets of TPG NV or

  •
  the total share of assets (after elimination of intercompany transactions) of the subsidiary exceed 10% of the total assets of the consolidated assets of TPG NV or

  •
  the share of operating income before income tax, extraordinary items and the impact of changes in accounting principles of the subsidiary exceeds 10% of the consolidated operating income.

        Based on this assessment, the significant subsidiaries of TPG N.V. are Royal TPG Post B.V. and TNT Holdings B.V. located in the Netherlands and TNT Holdings (Deutschland) GmbH, located in Germany.