Form 20-F
period 2003-12-31
TPG NV
filed 2004-03-31
CIK 1062573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2003 OR
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from: to Commission file number: 1-14824

TPG N.V.
(Exact name of registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organisation)

Neptunusstraat 41 - 63
2132 JA Hoofddorp
The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share Ordinary Shares, par value € 0.48*	New York Stock Exchange

Back to Contents

TPG Annual report 2003

and Form 20-F

We take it personally.

TNT

TNT

Back to Contents

Table of contents

Chapter

	Introduction		2
1	From the chief executive officer		5
2	Information on the company		8
3	The mail division		16
4	The express division		24
5	The logistics division		30
6	Corporate governance		37
7	Report of the Supervisory Board		44
8	Remuneration report		47
9	Code of business principles & corporate social responsibility		60
10	Cautionary statement regarding forward looking
	statements / risk factors		63
11	Other financial information on the company		70
12	Financial statements and other information		85
	–	Report of independent auditors	85
	–	Consolidated balance sheets	86
	–	Consolidated statements of income	88
	–	Consolidated cash flow statements	89
	–	Consolidated statements of changes in shareholders' equity	90
	–	Notes to the consolidated financial statements	91
	–	Accounting principles for consolidation, valuation,
		determination of results and cash flows	91
	–	Notes to the consolidated balance sheets	95
	–	Notes to the consolidated statements of income	108
	–	Notes to the consolidated cash flow statements	122
	–	Additional notes	124
	–	TPG N.V. corporate balance sheets	137
	–	TPG N.V. corporate statements of income	138
	–	Notes to the corporate balance sheets and
		statements of income	138
	–	Other information	142
13	Regulatory environment		145
14	Additional information		149
15	Cross reference to Form 20-F		172
	Certifications

This annual report constitutes TPG N.V.’s annual report in accordance with Dutch regulations. It is also our annual report on Form 20-F for the year ended 31 December 2003 for the US Securities and Exchange Commission.
This annual report has been sent in hard copy form to shareholders who have requested to receive a copy and can be viewed on our website, www.tpg.com.

TPG N.V. is a public limited liability company registered in the Netherlands with listings on the Amsterdam, New York, London and Frankfurt stock exchanges.

To guide your reading of this document, please find below a summary of each chapter’s contents.

Chapter 1 contains a letter from our chief executive officer Peter Bakker to his fellow shareholders and all other readers.

Chapter 2 presents some high-level information on our company, including a group financial review and prospects.

Chapters 3 through 5 deal with our mail, express and logistics divisions, respectively. Each chapter contains a business overview, the division’s strategy, an operational overview and a financial overview. Chapter 3 on mail also gives a summary of the regulatory environment in which our mail business operates. (More comprehensive information on the regulatory environment can be found in Chapter 13.)

Chapter 6 discusses corporate governance, an area where we have been very active in 2003.This chapter gives an overview of our procedures and the checks and balances that govern the way we manage our company.

Chapter 7 contains the report of our Supervisory Board.

Chapter 8 sets out our remuneration report. It comprises our remuneration policy and the detailed compensation plan for our Board of Management and Supervisory Board.

Chapter 9 deals with corporate social responsibility. Here our business principles, as well as our sustainability policy, are outlined.

Chapter 10 cautions against forward-looking statements and presents an overview of risk factors concerning our business.

Chapter 11 gives some other financial information on the company, in particular with regard to cash flow, liquidity, capital resources and critical accounting policies.

Chapter 12 holds our financial statements and other information as required by article 392, part 9, book 2 Dutch Civil Code.

Chapter 13 deals with our regulatory environment.

Chapter 14 contains various additional information, including our relationship with the State of the Netherlands and information for our shareholders.

Finally, chapter 15 contains a cross-reference table specifying where the various items required by Form 20-F can be found in this document.

2003 annual report	1

Back to Contents
Introduction

Presentation of information and exchange rates
Unless otherwise specified or the context requires otherwise, “us”,“we”,“our” and the “company” refer to TPG N.V. and all its group companies as defined in Article 2:24b of the Dutch civil code.

References to “dollars”,“US dollars”,“USD” and “$” are to United States dollars, references to “euro” and “€” are to the currency introduced at the start of the second stage of the Economic and Monetary Union (EMU) pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union. Our financial statements are reported in euro. Prior to 1 January 2001 our financial statements were denominated in Dutch guilders. In this annual report we have translated these financial statements into euro using the irrevocably fixed conversion rate applicable since 1 January 1999 ( € 1 = NLG 2.20371).

Comparative financial statements reported in euro depict the same trend as would have been presented if TPG N.V. had continued to present financial statements in Dutch Guilders. The amounts relating to periods prior to the introduction of the euro will not be comparable to the amounts reported by other companies that were restated from currencies other than Dutch Guilder.

Our financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). For a description of the differences between Dutch GAAP and US GAAP that affect the reconciliation of our Dutch GAAP net income and shareholders' equity to those under US GAAP, see note 30 to our financial statements.

US dollar amounts presented are unaudited and have been translated solely for your convenience from euro into US dollars at an exchange rate of $1.2597 per € 1.00, the noon buying rate in The City of New York on 31 December 2003 for cable transfers as certified by the Federal Reserve Bank of New York.We do not represent that the US dollar amounts presented in the US dollar convenience translations or any amounts translated from euro into any other currency could have been converted from euro at the rates indicated.

Selected financial data
The selected consolidated financial data below for each of the years in the three-year period ended 31 December 2003 has been derived from our audited financial statements and the related notes appearing elsewhere in this annual report.The selected consolidated financial data at year-end and for each of the years in the two-year period ended 31 December 2000 has been derived from our financial statements not included in this annual report.

We have acquired a number of companies and businesses during the five-year period ended 31 December 2003, which limits the comparability of our year-on-year figures.

2	2003 annual report

Back to Contents

Income statement data	Year ended at 31 December

	2003	2003		2002	2001	2000[1]	1999[1]

	US$	€		€	€	€	€
Amounts in accordance with Dutch GAAP:
Net sales	14,846	11,785		11,662	10,979	9,810	8,468
Total operating revenues	14,947	11,866		11,782	11,218	9,936	8,536
Total operating expenses	13,981	11,099		10,724	10,201	9,115	8,113
Total operating income	966	767		1,058	1,017	821	423
As % of total operating revenues	6.5	6.5		9.0	9.1	8.3	5.0

Income before income taxes	850	675		950	924	761	398
Net income	378	300		599	585	473	231
Net income per ordinary share in cents[2]	79.6	63.1		126.1	123.2	99.1	48.4
Net income per diluted ordinary share in cents[3]	79.5	63.1		126.1	123.0	99.1	48.4
Dividend per share paid in the year in cents	54.2	43.0		39.0	37.0	36.0	36.0
Dividend per share declared over financial year in cents	60.5	48.0	[4]	40.0	38.0	36.0	36.0
Issued share capital	290	230		230	230	217	217

Amounts in accordance with US GAAP:
Net sales	14,847	11,786		11,656	10,979	9,810	8,468
Total operating income	930	738		1,159	932	716	425
Income before income taxes	839	666		1,049	839	661	400
Net income	418	332		717	484	408	249
Net income per ordinary share in cents [2]	88.0	69.9		150.9	101.9	85.5	52.2
Net income per diluted ordinary share in cents [3]	87.9	69.8		150.9	101.9	85.5	52.2

(in millions, except percentages and per share data)
[1]	Restated for changes in the accounting principles.
[2]	In 2003 based on an average of 475,078,945 of ordinary shares / ADRs (2002: 475,021,075; 2001: 475,008,754; 2000: 477,146,660 and 1999: 476,612,498).
[3]	In 2003 based on an average of 475,356,130 of diluted ordinary shares / ADRs (2002: 475,022,482; 2001: 475,084,174; 2000: 477,146,660 and 1999: 476,612,498)
[4]	Proposed.

2003 annual report	3

Back to Contents

Introduction

Balance sheet data	Year ended and position at 31 December

	2003	2003	2002[1]	2001[1]	2000[2]	1999[2]

	US$	€	€	€	€	€
Amounts in accordance with Dutch GAAP:
Total assets	9,971	7,915	8,266	8,454	7,596	6,299
Long-term liabilities	2,092	1,661	1,661	1,789	577	523
Provisions	373	296	294	304	335	318
Pension liability	656	521	742	869	976	1,038
Group equity [3]	3,761	2,986	2,979	2,613	2,199	2,141
As % of total liabilities and group equity	37.7	37.7	36.0	30.9	28.9	34.0

Amounts in accordance with US GAAP:
Total assets	10,228	8,119	8,490	8,388	7,398	6,293
Long-term liabilities	2,114	1,678	1,681	1,789	577	523
Provisions	356	283	349	197	274	318
Pension liability	656	521	742	869	976	1,038
Group equity [3]	3,984	3,163	3,128	2,653	2,340	2,175

Mail financial data
Total operating revenues	4,932	3,915	4,005	3,896	3,706	3,651
Depreciation and amortisation of PP&E [4]	131	104	102	99	86	63
Depreciation of other intangibles	20	16	6
Earnings from operations [5]	1,033	820	804	781	713	447
Amortisation of goodwill	68	54	30	19	24	4
Total operating income	965	766	774	762	689	433
As % of total operating revenues	19.6	19.6	19.3	19.6	18.6	11.9
Total assets [6]	2,618	2,078	2,181	2,342	1,805	1,614

Express financial data
Total operating revenues	5,355	4,251	4,175	3,910	4,145	3,538
Depreciation and amortisation of PP&E [4]	155	123	122	111	108	92
Depreciation of other intangibles	29	23	15	7	1
Earnings from operations [5]	348	276	246	157	156	17
Amortisation of goodwill	67	53	54	52	55	47
Total operating income	281	223	192	105	101	(30)
As % of total operating revenues	5.2	5.2	4.6	2.7	2.4	(0.8)
Total assets [6]	4,021	3,192	3,250	3,257	3,445	3,509

Logistics financial data
Total operating revenues	4,705	3,735	3,610	3,353	2,179	1,522
Depreciation and amortisation of PP&E [4]	131	104	88	81	49	24
Depreciation of other intangibles	6	5
Earnings from operations [5]	30	24	157	190	110	52
Amortisation of goodwill	286	227	70	68	19	7
Total operating income	(256)	(203)	87	122	91	45
As % of total operating revenues	(5.4)	(5.4)	2.4	3.6	4.2	3.0
Total assets [6]	3,332	2,645	2,835	2,855	2,346	1,099

(in millions, except percentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.
[2]	Restated for changes in the accounting principles.
[3]	Per 1 January 2003 dividends proposed, but not yet declared, are to be presented as a component of equity instead of as a liability. The prior year balances are adjusted for comparison purposes.
[4]	PP&E = property, plant and equipment.
[5]	We define earnings from operations as operating income excluding the amortisation of goodwill. See ``Earnings from operations'', below.
[6]	Identifiable assets used jointly for the segments have been allocated based on estimated usage.

4	2003 annual report

Back to Contents

Chapter 1 From the CEO

Dear fellow shareholder and other readers,

2003 was a year with mixed results for our company. Despite an uninspiring global economy, our mail and express businesses again turned in good performances. Our logistics business, however, did not fare as well and ultimately depressed our group results. Given our strong presence in the United Kingdom and the United States, the strengthening euro also had a negative influence on our results. Including the impairments and the one-off costs for the restructuring of our logistics business, we had to report a net income of €300 million, compared to 2002 a decrease of approximately 50%.

Our audit committee, on behalf of the Supervisory Board, has conducted an independent investigation regarding representations made to the UK Inland Revenue and to our auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The investigations conducted by our audit committee, with the assistance of independent legal counsel, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers. In response to the findings of these investigations, we have taken an additional tax charge of €59 million in the 2003 results to cover our estimate of total liability to the UK Inland Revenue, relating to these tax matters.

We take our results personally.
The key issue in our logistics division was operational problems. The integration of acquired companies in France, Germany and our non-automotive business in Italy has not gone as smoothly as we had planned. Those operational issues, combined with the economic slowdown, created problems. As a result, our logistics performance fell well short of our expectations and caused us to recognise unprecedented goodwill impairments, leading to our first-ever quarterly loss in the third quarter of 2003.

We responded to the problems with a restructuring programme – Transformation through Standardisation (TtS) – which includes comprehensive actions not only to correct all the problems but to realise greater efficiency across our logistics business. Steps were taken towards the standardisation of procurement, operations and IT. Executing these measures, however, also meant significant one-off costs in our 2003 accounts. First benefits of this programme have been realised, but are only partly able to compensate for the material one-off costs related to the restructuring.

What makes 2003 a mixed year is the fact that the difficulties in our logistics division masked strong performances in our mail and express divisions. In our mail business – despite further volume declines – we realised the first significant benefits of our cost flexibility programme in the Netherlands, the driver behind our improved margins. The continued good performance in our express business delivered two of the important promises we’ve made in the past. First, our once-troubled express business in Australia achieved a full year of profitability. Secondly, for the first time ever, our express division as a whole delivered more than 6% return on sales – a commitment we made when we purchased TNT in 1996.

We produced a sound cash flow in 2003, despite an additional €100 million payment in pension contributions. Net debt was reduced by 24% to approximately €1.1 billion at the end of 2003. Clear evidence that our focus on cash continues to pay off.

We take integrity personally.
We are in the service business. Our customers trust us to store, transport and deliver their products or documents around the world. Our reputation is a key asset and we are serious about the way we manage it. Of course, the integrity of our company is only as good as the integrity of each of our employees.

We are committed to lead the industry in compliance in all matters of corporate governance. We applied 98% of the relevant principles and best practices of the Dutch Corporate Governance Code shortly after the code came into force. These initiatives put us in the forefront of the international business community.

We are publishing increased disclosures on subjects such as risk factors, corporate governance and management remuneration in this combined annual report and Form 20-F.

We take quality and reliability personally.
Core to our commitment to our customers is reliability. This is why we focus on quality in all of our operations. Quality is integral to every aspect of our business. We use the European Foundation for Quality Management excellence model to achieve continuous improvement, and we deliver quality for our customers. Customers of Royal TPG Post in the Netherlands enjoy more than 95% next -day delivery of standard letters. TNT Express customers regularly report satisfaction and loyalty levels that are among the industry’s highest, and TNT Logistics ensures customer satisfaction with individual service level agreements for each contract.

We take employee pride and engagement personally.
In our company we share a passion for people. We are the largest private employer in the Netherlands, and we employ approximately 163,000 people around the world. We provide our employees safe working conditions and competitive compensation and pension packages.

In January 2004, Fortune magazine profiled our company as one of “10 great companies to work for in Europe.” Companies were selected based on interviews with individual employees, and,

2003 annual report	5

Back to Contents

according to Fortune, the common thread among the winners was the fact that their “employees like working for a company with a distinctive culture and a clear social mission.”

We recognise that our people are the only sustainable competitive advantage we have, and we aim to cultivate mutually beneficial relationships with each of them. Our human resources strategy aims to equip employees to provide continuously improving customer satisfaction. In many areas of our company, we apply the Investor in People standard, which sets levels of good practice for training and developing people to achieve business goals. Following the example of our express division, TPG Post was officially certified as an Investor in People in December 2003.

In 2003, we established a framework for what we call people accountability. Within this framework, all managers are accountable to those individuals who report to them. We launched people accountability by measuring engagement among our staff, surveying 2,000 of them on their levels of satisfaction, sense of ownership, loyalty and involvement. The results of the independently conducted survey put their level of overall engagement in the top 25% of the broader business market. Being proud of our work and our company is an important objective for us.

We take teamwork personally.
In 2003 we took a long hard look at our strategy. We – not just the Board of Management, but many other of our senior managers – spent the last three months of the year uncovering what we call the brutal facts about our business, devising ways to address the issues and developing scenarios to ensure sustainable success into the future. Of course, some of the work will continue in 2004, notably the deeper review of divisional strategies, but I believe we have made a real step forward.

We have redefined who we are and what we stand for as a company. The results are a revised mission statement. We will strengthen our co-operation among our businesses, jointly offering our services to all of our customers. To the outside world, we will be operating outside the Netherlands under a single brand name: TNT. We’ll do more work to investigate the optimal branding in the Netherlands where our 200-plus year presence may call for more continuity.

We will leverage our size by combining our forces in a number of fields. In addition to their existing roles, each member of the Board of Management will assume a new company-wide responsibility. Chief financial officer Jan Haars takes on the task of exploring company-wide e-back office systems. Harry Koorstra is charged with the development of global key account management. Marie-Christine Lombard is working to create a single global IT structure. And Dave Kulik is setting up a single procurement function. I will concern myself with a worldwide strategic human resources framework as well as the strengthening of internal communication and reporting functions around the group.

Let me be clear: We will continue the focussed approach of the single divisions, each in charge of its own customers and products. But we fully intend to offer a better service at lower cost by working together as a team, each member doing the utmost to improve the net income of the company as a whole.

We take our growth strategy personally.
The final important result of our strategy review is the identification of three major growth areas: mail consolidation, freight forwarding and China.

It’s clear to us that developments in regulation will ultimately bring about liberalisation in mail markets. This will probably take some years, but in the run-up there are already some interesting developments. Countries such as Denmark and Austria have already put part of their mail operators up for sale. Other operators are showing signs of interest in co-operation. As in other areas, we intend to lead in this field.

Freight forwarding is another promising area. Put simply, freight forwarding means brokering transportation. As a result of increased visibility in global supply chains, specifically from Asia and the electronics sector, customers are demanding that operators like us offer a complete logistics solution. Establishing a freight forwarding function enables us to offer such a solution. We will continue to pursue options to enter this segment of our business.

China undoubtedly represents the largest growth opportunity in the world today. As you will read later in this annual report, we are already well positioned there. For more than three years, we’ve had a successful strategic partnership with China Post, for whom we carry all outbound express consignments. We already have a firm position in the automotive logistics market there. In fact, our joint venture with SAIC (Shanghai Automotive Industry Corporation) makes us the largest automotive logistics operator in China. We will increase our efforts in the country. In 2004 we will set up a single mail, express and logistics company to access the Chinese market. We view China as our biggest market opportunity after Europe.

We take our responsibility for the world personally.
Like many environment-conscious companies, we are committed to minimising the environmental impact of our operations. But more than simply complying with laws and guidelines, we want to be a leader in sustainability. Our corporate sustainability policy – presented in chapter 9 of this document and available at www.tpg.com – reflects our ambition. We’re also working with the World Economic Forum’s logistics and transportation governors group to select key environmental performance indicators relevant for our industry.

6	2003 annual report

Back to Contents

We integrate sustainability with active and ongoing programmes in many of these areas. Royal TPG Post, for instance, was the first postal company to receive global ISO 14001 certification for environmental management. Beginning in 2005, we will publish an annual report on sustainability, showing our commitment and progress in line with relevant elements of the Global Reporting Initiative guidelines. The first report will cover our activities for the year 2004.

We understand that there is more to our planet than business alone. There are great inequalities in our world, differences between the rich and the poor, between the well-fed and the hungry. We believe the international business community can play an important role in addressing these issues, by leveraging the very skills that make it successful in business.

That’s why we have entered into a partnership with United Nations World Food Programme, a partnership which in its first year proved to be a good success. Through the work and dedication of 189 of our people in the field, we began to help World Food Programme become a more effective and efficient organisation. What’s more, our employees raised €1,033,635 for World Food Programme, enough to feed 27,000 children for an entire school year. I think these are achievements to be proud of. I am proud of our people, and I know they are proud of our company.

This year we will continue to build on our partnership with United Nations World Food Programme. We will try to find new corporate sponsors for the organisation. We will continue our work setting up a global humanitarian supply chain. And we will organise new fund-raising activities, like our global Walk the World sponsored walk on 20 June 2004. Be sure to watch your television that day to see our employees take part in this worthy cause. Our goal for the initial global event is to raise enough money to feed and educate 30,000 children for one school year. Our ultimate goal is to raise enough money each year to feed and educate one child for every one of our 163,000 employees. An ambitious goal to be sure, but at our company we don’t shy away from an ambit ious goal. We take it personally.

Best regards,

2003 annual report	7

Back to Contents

Chapter 2 Information on the company

Group business description
TPG N.V. is a company with limited liability and was incorporated under the laws of the Netherlands on 29 December 1997. We changed our name from TNT Post Group N.V. in August 2001. Our registered address is Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands. Our telephone number is +31 20 500 6000. We were formed in connection with the consummation of a demerger transaction pursuant to which our former parent company, Koninklijke PTT Nederland NV (KPN), demerged its mail, express and logistics divisions. Although the demerger became effective on 28 June 1998, its arrangements were effectively retroactive to 1 January 1998.

Our group is composed of three segments: our mail division, our express division and our logistics division. TPG N.V. is a holding company and sets the agenda for the group and these three divisions. We provide a wide range of mail, express and logistics services worldwide. These services involve the collection, storage, sorting, transport and distribution of a wide variety of items for our customers within specific time-frames, and related data and documentation management services.

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

We have evolved from being the public postal company in the Netherlands into an international group providing mail, express and logistics services. As a result, we have broadened the range of our activities from mainly postal operations in the Netherlands to include world-wide express and logistics services. Our express and logistics divisions are not subject to regulations (such as price cap mechanisms) imposed on the mail division by the Dutch Postal Act and the postal regulations of other national jurisdictions. Other than for reserved postal services, which our mail division has the exclusive right to provide under the Dutch Postal Act, our mail division, as well as, our express and logistics divisions are subject to competition.

The State of the Netherlands is our largest shareholder. The State holds a special share that gives it the right to approve certain fundamental decisions with respect to us. The State also owns approximately 34.8% of our issued ordinary shares as of the date of this annual report. The State has indicated its intention to further reduce its shareholding to approximately 10% of our ordinary shares. See chapter 14 – “Additional information”.

Seasonality
Our domestic mail business is seasonal in that it is affected by public and local holiday patterns and especially by the distribution of Christmas greeting cards and presents during December.

The express business is seasonal in that it is affected by public and local holiday patterns and adverse weather conditions.

Mission & strategy

Mission
Our mission is to exceed customers’ expectations in the transfer of their goods and documents around the world.
Our mission is to deliver value to our customers by providing the most reliable and efficient solutions in distribution and logistics. Our mission is to lead the industry by:
instilling pride among our people,
creating value for our shareholders, and
sharing responsibility for the world in which we live.

Objectives and strategy Our strategy is based on the following five elements:
Our business is to deliver the products of our customers, and our portfolio of businesses is derived from that.
We exploit the strength of our portfolio of businesses through co-operation between the businesses in approaching customers and sharing resources.We believe the combination of our businesses will accelerate our growth through new customers, geographies, new alliances and possibly new (combinations of) services.
Our individual businesses have strong strategies underpinned by value-based management.
We intend to develop new home markets and other growth opportunities to solidify our position and to offer exciting career opportunities to many of our talented employees.
Our brand reputation and employee pride/satisfaction are the two most important assets we manage.

In 2003, we had total operating revenues of € 11,866 million. Our mail division accounted for 33.0% of our operating revenues, 99.9% of our operating income and 73.2% of our earnings from operations (operating income excluding goodwill amortisation and non-allocated operating income/expense). Our express division accounted for 35.8% of our operating revenues, 29.1% of our operating income and 24.6% of our earnings from operations (operating income excluding goodwill amortisation and non-allocated operating income/expense). Our logistics division accounted for 31.5% of our operating revenues, a negative 26.5% of our operating income and 2.1% of our earnings from operations (operating income excluding goodwill amortisation and non-allocated operating income/expense).

8	2003 annual report

Back to Contents

	As of and for the year ended at 31 December

	2003	2003	2002[1]	2001[1]

	US$	€	€	€
Divisional operating revenues [2]
Mail	4,932	3,915	4,005	3,896
Express	5,355	4,251	4,175	3,910
Logistics	4,705	3,735	3,610	3,353

Total	14,992	11,901	11,790	11,159
Non-allocated	21	17	35	115
Intercompany	(66)	(52)	(43)	(56)

Total operating revenues [3]	14,947	11,866	11,782	11,218

Depreciation, amortisation and impairments	896	711	490	437
Total operating income	966	767	1,058	1,017
As % of total operating revenues	6.5	6.5	9.0	9.1
Net income	378	300	599	585

Capital expenditure on property, plant and equipment	362	287	398	454
Average total capital [4]	10,192	8,091	8,360	8,025
Return on average total capital (%) [5]	9.5	9.5	12.7	12.7

(in millions, except percentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.
[2]	For net sales by geographic area see note 16 to our financial statements.
[3]	Includes net sales and other operating revenues. See notes 16 and 17 to our financial statements.
[4]	Averaged sum of the total assets of two consecutive years.
[5]	Return on average total capital is calculated as operating income as a percentage of average total capital.

Group financial review
The information in the chapters “Information on the company”, “The mail division”, “The express division”, “The logistics division” and “Other financial information on the company”, should be read together with our financial statements.

Key factors that affect our results of operations include: the volumes of mail we deliver; the number of shipments transported through our networks; the mix of services we provide to our customers; the prices we obtain for our services; our ability to manage our cost structure for capital expenditures and operating expenses; and our ability to match our operating costs to shifting volume levels.

We use total operating revenues, i.e. net sales plus other operating revenues, to assess the performance of our divisions. We believe that other operating revenues are a recurring element and allocate them to divisions when we review the performance of our divisions. Other operating revenues include sales of real estate and redundant assets after contract terminations.

We attribute revenues and expenses to our divisions based on the underlying nature of the transaction that gave rise to the revenue or expense and the division involved. We call revenues and expenses that we do not allocate to divisions “non-allocated”. These revenues or expenses occur at the group level or we do not consider them part of the division’s operations. This method of allocating revenues and expenses is consistent with how we internally manage our businesses.

The results for prior years of our express and logistics divisions have been retroactively adjusted for consistency to reflect the transfer of our Innight business from express to logistics in January 2003. Operating revenues of our mail lines of business have been retroactively adjusted to reflect a more accurate elimination of intra-division transactions.

Earnings from operations
This annual report contains a non-GAAP financial measure, within the meaning of applicable SEC rules, which we believe is useful for investors. This financial measure is earnings from operations, which is used by our management as a supplemental measure to evaluate the performance of our business. We believe that when viewed with our GAAP results and the accompanying reconciliations, it provides a more complete understanding of factors and trends affecting our business than the GAAP results alone. We understand that investors and analysts regularly rely on non-GAAP financial measures, such as earnings from operations, to provide a financial measure by which to compare a company's assessment of its operating performance against that of other companies in the same industry, and we believe this is in line with the way our US peers present their performance. This non-GAAP financial measure

2003 annual report	9

Back to Contents

Chapter 2 Information on the company

is not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

We define earnings from operations as operating income excluding the amortisation of goodwill. Thus, earnings from operations is most directly comparable to the GAAP measure operating income. Reconciliations of this non-GAAP financial measure to the GAAP financial measure of operating income are found in the tables "Operating income" throughout this annual report.
Results of operations

Consolidated group results	Year ended at 31 December

	2003	2003	% variance	2002	% variance	2001

	US$	€		€		€
Total operating revenues	14,947	11,866	0.7	11,782	5.0	11,218
Total operating expenses	(13,981)	(11,099)	(3.5)	(10,724)	(5.1)	(10,201)

Total operating income	966	767	(27.5)	1,058	4.0	1,017
As % of total operating revenues	6.5	6.5		9.0		9.1
Net financial expense	(116)	(92)	14.8	(108)	(16.1)	(93)
Income taxes	(464)	(368)	(7.9)	(341)	(1.8)	(335)
Results from investments in affiliated companies	(7)	(6)	(20.0)	(5)	(400.0)	(1)
Minority interests	(1)	(1)	80.0	(5)	(66.7)	(3)

Net income	378	300	(49.9)	599	2.4	585
Net income per diluted ordinary share	79.5	63.1	(50.0)	126.1	2.5	123.0

(in millions, except percentages and per share data)

Operating revenue by division	Year ended at 31 December

	2003	2003	% variance	2002 [1]	% variance	2001 [1]

	US$	€		€		€
Operating revenue by division:
Mail	4,932	3,915	(2.2)	4,005	2.8	3,896
Express	5,355	4,251	1.8	4,175	6.8	3,910
Logistics	4,705	3,735	3.5	3,610	7.7	3,353
Non-allocated	21	17	(51.4)	35	(69.6)	115
Inter-company eliminations	(66)	(52)	(20.9)	(43)	23.2	(56)

Total operating revenues	14,947	11,866	0.7	11,782	5.0	11,218

(in millions, except percentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Operating income	Year ended at 31 December

	2003	2003	% variance	2002 [1]	% variance	2001 [1]

	US$	€		€		€
Earnings from operations by division:
Mail	1,033	820	2.0	804	2.9	781
Express	348	276	12.2	246	56.7	157
Logistics	30	24	(84.7)	157	(17.4)	190

Total earnings from operations	1,411	1,120	(7.2)	1,207	7.0	1,128
Amortisation of goodwill	(421)	(334)	(116.9)	(154)	(10.8)	(139)
Non-allocated operating income (expense)	(24)	(19)	(480.0)	5	(82.1)	28

Total operating income	966	767	(27.5)	1,058	4.0	1,017

(in millions, except percentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

10	2003 annual report

Back to Contents

Group overview
Weak economic conditions and adverse foreign exchange movements against the euro continued to affect our business in 2003.Total operating revenues increased by 0.7% compared to 2002. Operating income decreased by 27.5% primarily due to a total goodwill impairment of € 183 million and assets impairments of € 10 million, both described in more detail in note 1 to our financial statements. In addition, we recorded € 69 million of cost associated with the Transformation through Standardisation programme in our logistics division described in more detail in the chapter on the logistics division.

Operating revenues of our mail division suffered from the lower addressed mail volumes, a trend fuelled by substitution of physical mail by forms of electronic communication and deepened by the slow economy. However, the negative effect of this decline was successfully countered by the cost flexibility programme described in chapter 3 on the mail division. Operating income of the mail division decreased by 1.0% in particular due to a goodwill impairment of € 20 million in our UK data and document management business and higher pension cost. Earnings from operations (operating income minus goodwill amortisation) increased 2.0% reflecting the success of strict cost control.

Our express division performed strong with 1.8% higher operating revenues and significant increased operating income (16.1%).The continued focus on the division's standard commercial policies that concentrate on providing simplified, no-discount tariffs to all new small- and medium-sized business-to-business customers, coupled with further operating efficiencies, fuelled this result.

Despite an increase of operating revenues in our logistics division, our logistics division incurred an operating loss of € 203 million. Operational difficulties in the process of integrating the various acquired companies in prior years, aggravated by the economic slowdown and reduced volumes in many of our contracts led to under utilisation of assets in some of our businesses and forced us to take goodwill and asset impairments of € 163 million and € 10 million respectively in the third quarter. On top of this, a total of € 69 million of cost associated with our Transformation through Standardisation programme negatively affected our logistics division's operating income.

Cash generation for the group continued to be strong with lower cash flow from operations more than offset by a lower cash flow from investing activities reflecting a lower acquisition volume and a prudent view on capital expenditure thus allowing for a further reduction of debt.

Our audit committee, on behalf of the Supervisory Board, has conducted an independent investigation regarding representations made to the UK Inland Revenue and to our auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The investigations conducted by our audit committee, with the assistance of independent legal counsel, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers. We are preparing a report to UK Inland Revenue in relation to these UK tax issues pursuant to a procedure under UK law designed to ensure full disclosure of relevant information to the UK Inland Revenue. Although we believe we have adequately accrued in our financial statements for the potential taxes, interest and penalties in relation to these matters, we are in ongoing discussions with the UK Inland Revenue on these issues, upon completion of which the actual amount of liability will be determined.

Group operating revenues
2003
Total operating revenues increased by € 84 million (0.7%) to € 11,866 million compared to 2002.This amount resulted from a decrease of € 90 million related to our mail division, an increase of € 76 million related to our express division, an increase of € 125 million related to our logistics division, and the remaining was attributable to a decrease in non-allocated items and inter-company eliminations of € 27 million. Included in the non-allocated operating revenue is € 13 million of revenues from our subsidiary Global Collect B.V., a payment provider.

Overall, the distribution of operating revenues remained in line with our strategy of spreading our operating revenues equally over our three divisions. Organic growth, defined as the growth calculated against last years foreign exchange rates and excluding the effect from the first time consolidation of acquisitions or de-consolidation of disposed companies, was responsible for 3.8% of total operating revenue growth, and acquisitions accounted for 0.7%, but this growth was partly offset by a 3.8% decrease attributable to changes in foreign exchange rates.The effect of changes in foreign exchange rates was mainly due to the appreciation of the euro against the US dollar, the Australian dollar, the Canadian dollar and the UK pound.

2002
In 2002, our total operating revenues increased by € 564 million to € 11,782 million, rising 5.0% compared to 2001. Of this increase, € 109 million related to our mail division, € 265 million related to our express division, € 257 million related to our logistics division, and the remaining negative € 67 million was attributable to changes in non-allocated items and inter-company eliminations. Included in the non-allocated operating revenue is € 14 million in net proceeds, primarily from the sale of our 49.9% shareholding in a pension administration business and € 14 million of revenues from our subsidiary, Global Collect B.V.

2003 annual report	11

Back to Contents

Chapter 2 Information on the company

Group operating expenses	Year ended at 31 December

	2003	2003	% variance	2002	% variance	2001

	US$	€		€		€
Cost of materials	688	546	(1.4)	554	9.3	507
Work contracted out and other external expenses	6,198	4,920	2.3	4,810	4.6	4,600
Salaries and social security contributions	5,244	4,163	3.4	4,027	5.0	3,836
Depreciation, amortisation and impairments	896	711	45.1	490	12.1	437
Other operating expenses	955	759	(10.0)	843	2.7	821

Total operating expenses	13,981	11,099	3.5	10,724	5.1	10,201

(in millions, except percentages)

As a result of organic growth and acquisitions, the distribution of revenues continued to develop in line with our strategy of becoming more evenly spread over our three divisions. Our businesses were responsible for total organic operating revenue growth of 3.4%, while acquisitions accounted for 3.1%, but this was partly offset by a 1.5% decrease attributable to unfavourable changes in foreign exchange rates.The effect of unfavourable changes in foreign exchange rates was mainly due to the appreciation of the euro against the US dollar, the Australian dollar, the Canadian dollar and the UK pound.

2003
Total operating expenses increased by € 375 million (3.5%) to € 11,099 million compared to 2002. Overall, the organic growth in operating expenses was 6.5%, the increase due to acquisitions effective in 2002 (including Cerilly Invest SA, Bleckmann Group B.V., Société des Transports Nicolas Frères SA and our 50% joint venture with DSV A/S,TNT DFDS Transport Logistics) and in 2003 (including DocVision B.V., Blitzpunkt GmbH,Werbeagentur Fischer GmbH, Full Service Srl. and Archive and Data Storage Ltd.) was 0.9%, and changes in foreign exchange rates had a negative effect of 3.9%. Our gross margin, defined as the total operating income as a percentage of operating revenues, declined from 9.0% in 2002 to 6.5% in 2003, primarily due to the goodwill impairments and asset impairments mentioned below.

Total cost of materials decreased by € 8 million (-1.4%) compared to 2002. Acquisitions effective in 2002 and in 2003 increased total cost of materials by € 24 million (4.3%). Organically, cost of materials decreased by € 16 million (-2.8%) primarily as a result from the focus on cost control in our mail division. Changes in foreign exchange rates further decreased these costs by € 16 million (-2.9%).

Work contracted out and other external expenses related to fees paid for external sub-contractors, consultants, rent and leases. Total work contracted out and other external expenses increased by € 110 million (2.3%) for 2003 compared to 2002. Acquisitions in 2002 and 2003 contributed € 38 million (0.8%) to the increase. € 287 million of the increase (6%) was primarily revenue related and reflected organic growth, especially in our express and logistics divisions. Changes in foreign exchange rates offset these cost increases by € 215 million (-4.5%).

Salaries and social security contributions increased by € 136 million (3.4%) compared to 2002. Acquisitions in 2002 and 2003 contributed € 23 million (0.6%) to the increase. An increase of € 258 million (6.4%) was primarily revenue related and reflected the 6.9% organic increase in our average number of full-time employee equivalents and wage increases for employees, furthermore € 37 million higher pension costs attributed to the increase. In our mail division, we are experiencing a trend of replacing more expensive labour with less expensive labour in order to reduce operating costs. Changes in foreign exchange rates offset these cost increases by € 145 million (-3.6%).

Depreciation, amortisation and impairments increased by € 221 million (45.1%) compared to 2002.This increase was primarily due to the € 183 million of goodwill impairments and € 10 million of asset impairments made in the third quarter of 2003.The goodwill impairments were made in respect of our France (€ 76 million), Italy non-automotive (€ 48 million), Germany (€ 24 million) and Nordics (€ 15 million) businesses in our logistics division and our UK data and document management business (€ 20 million) in our mail division. An additional increase of € 28 million was due to an increase in depreciation charges as a result of additional investments in property, plant and equipment and other intangibles.We expect this charge to pick up once economies recover translating into higher capital needs to address higher trading volumes. Changes in foreign exchange rates offset these cost increases by € 22 million (-4.5%).

Other operating expenses included items such as marketing expenses, restructuring costs, bad debt expenses, insurance costs, and various other operating costs. Other operating expenses decreased by € 84 million (-10.0%) compared to 2002.This decrease was due primarily to the € 69 million (-8.2%) reduction in organic costs that resulted from continued focus on cost reductions during the current economic downturn. Other operating expenses attributable to acquisitions in 2002 and 2003 were € 6 million (0.7%). Changes in foreign exchange rates

12	2003 annual report

Back to Contents

contributed € 21 million (-2.5%) to the other operating expense reduction.

Included in various components of the above-mentioned cost analysis was a total of € 69 million in costs incurred related to the standardisation of our logistics division’s procurement, transportation and warehouse processes as part of its Transformation through Standardisation programme described in further detail in the logistics division described in chapter 5 –“The logistics division”. Of this amount € 9 million is included in expenses for work contracted out, € 20 million in salaries and € 40 million in other expenses.

2002
In 2002, total operating expenses increased by € 523 million (5.1%) compared to 2001. Our gross margin declined from 9.1% in 2001 to 9.0% in 2002.The underlying organic growth in operating expenses was 3.2%, the increase due to acquisitions was 3.4%, and changes in foreign exchange rates had a favourable effect of -1.5%.

Total cost of materials increased by € 47 million (9.3%) in 2002 compared to 2001. Acquisitions effective in 2001 (including Advanced Logistics Services SpA, Circular Distributors Ltd., Directview and Lason UK Ltd) and 2002 (including DIMAR, Cerilly, Bleckmann Group,Transports Nicolas, and our 50% joint venture with DSV A/S,TNT DFDS Transport Logistics) contributed 7.1% to the increase. A 3.8% increase was primarily revenue-related and reflected organic growth, especially in our express and logistics divisions. Favourable changes in foreign exchange rates offset these cost increases by € 8 million (-1.6%).

Total work contracted out and other external expenses increased by € 210 million (4.6%) in 2002 compared to 2001. Acquisitions in 2001 (including Advanced Logistics, Circular Distributors and Lason) and 2002 (including Bleckmann Group,Transports Nicolas and TNT DFDS Transport Logistics) contributed € 133 million (2.9%) to the increase.The remaining € 159 million increase (3.5%) was primarily revenue related and reflected organic growth, especially in our express and logistics divisions. Favourable changes in foreign exchange rates offset these cost increases by € 82 million (-1.8%).

Salaries and social security contributions increased by € 191 million (5.0%) in 2002 compared to 2001. Acquisitions contributed € 60 million (1.6%) to the overall increase. Organic growth contributed € 182 million (4.7%) to the increase and was mainly due to a 3.5% increase in the average number of full-time employee equivalents together with wage increases required under our various collective labour agreements. Favourable changes in foreign exchange rates offset these cost increases by € 51 million (-1.3%).

Depreciation, amortisation and impairments in 2002 increased by € 53 million (12.1%) compared to 2001. Of this increase, € 37 million (8.5%) was due to an increase in regular depreciation charges, as a result of additional investments in property, plant and equipment and other intangibles. During the year we recognised various small impairments totalling € 1 million (0.2%). An additional € 15 million (3.4%) was due to higher amortisation of goodwill from acquisitions.The higher amortisation of goodwill was primarily related to the acquisitions of Cerilly, Bleckmann Group, and Transports Nicolas as well as our TNT DFDS Transport Logistics joint venture. In addition, amortisation of goodwill was higher in 2002 as a result of several 2001 acquisitions (Directview,Advanced Logistics, Circular Distributors and Lason) as this expense in 2001 included less than a full year of amortisation charges for these acquisitions.The first-time consolidation of acquisitions accounted for a € 6 million (1.4%) increase in depreciation. Changes in foreign exchange rates offset these cost increases by € 6 million (-1.4%).

Other operating expenses increased by € 22 million (2.7%) in 2002 compared to 2001 due primarily to the € 111 million (13.6%) impact of acquisitions, offset by other operating expenses in our existing operations, which were € 79 million (-9.7%) lower than in 2001 due to continued efforts to reduce our costs. Favourable changes in foreign exchange rates mitigated the increase by € 10 million (-1.2%).

Group operating income	Year ended at 31 December

	2003	2003	% variance	2002[1]	% variance	2001[1]

	US$	€		€		€
Mail	965	766	(1.0)	774	1.6	762
Express	281	223	16.1	192	82.9	105
Logistics	(256)	(203)	(333.3)	87	(28.7)	122
Non-allocated operating income (expense)	(24)	(19)	(480.0)	5	(82.1)	28

Total operating income	966	767	(27.5)	1,058	4.0	1,017

(in millions, except percentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

2003 annual report	13

Back to Contents

Chapter 2 Information on the company

2003
In 2003, non-allocated operating income amounted to a loss of € 19 million.This loss includes costs for business initiatives of € 5 million, our costs of € 5 million related to our charity initiative in connection with the United Nation’s World Food Programme and other cost of € 9 million. Included in other cost is a release of an insurance provision of € 9 million.

Acquisitions effective in 2002 (including DIMAR Sro, Cerilly, Bleckmann Group,Transports Nicolas, and our 50% joint venture TNT DFDS Transport Logistics) and 2003 (including DocVision B.V., Blitzpunkt GmbH,Werbeagentur Fischer GmbH, Full Service Srl. and Archive and Data Storage Ltd.) had a negative effect on our operating income of € 14 million. Foreign currency movements during the year had a negative € 29 million effect on our operating income.

2002
In 2002, non-allocated operating income amounted to a gain of € 5 million.The largest element was the net profit on the sale of non-core businesses (€ 14 million), offset by € 4 million of net costs for business initiatives in China and € 5 million of other costs. Included in other costs is a release of a € 10 million accrual with respect to various claims and litigations that were either settled without cost or for a lower amount.

Acquisitions effective in 2001 (including Advanced Logistics, Circular Distributors, Directview and Lason) and 2002 (including DIMAR, Cerilly, Bleckmann Group,Transports Nicolas, and our TNT DFDS Transport Logistics joint venture) had a positive effect on our 2002 operating income of € 34 million. Foreign currency movements during the year had a negative € 10 million effect on our operating income.

Group financial income and expenses	Year ended at 31 December

	2003	2003	% variance	2002	% variance	2001

	US$	€		€		€
Interest and similar income	23	18	(10.0)	20	(23.1)	26
Interest and similar expenses	(139)	(110)	14.1	(128)	(7.6)	(119)

Net financial expense	(116)	(92)	14.8	(108)	(16.1)	(93)

(in millions, except percentages)

2003
Net financial expense was € 92 million in 2003, an improvement of € 16 million (14.8%) compared to € 108 million in 2002.

Interest and similar income in 2003 decreased by € 2 million (-10.0%) compared to 2002, primarily due to lower rates earned on cash balances.

Interest and similar expense in 2003 improved by € 18 million (14.1%) compared to 2002.This improvement was primarily a result of a lower average net debt, which, at € 1,202 million was € 330 million lower than 2002.While the expense was adversely affected by interest rate movements, particularly as Canadian rates increased and euro rates fell, the interest charge benefited from the strengthening euro, particularly in relation to USD, Canadian dollars and British pound sterling denominated borrowings. Net financial expense in 2003 also benefited from two US$100 million interest rate swaps with banks, one entered into on 7 January 2003 and the other on 23 January 2003. Under the terms of these arrangements, we will receive fixed interest rates and pay variable interest rates until 5 December 2008.

2002
In 2002, net financial expense amounted to € 108 million, a 16.1% increase compared to € 93 million in 2001.This € 15 million increase was due to higher financial expense by € 9 million and lower financial income by € 6 million.The € 9 million increase in interest and similar expenses in 2002 compared to 2001 included € 7 million due to the replacement of short-term, variable-rate funding by the issuance of long-term fixed-rate debt, € 2 million due to an increase in average net debt and € 2 million of other smaller items.These factors were partly offset by a € 2 million reduction in financial expense due to lower short-term interest rates.

14	2003 annual report

Back to Contents

Group income taxes	Year ended at 31 December

	2003	2003	% variance	2002	% variance	2001

	US$	€		€		€
Current tax expense	237	188	(47.3)	357	7.9	331
Changes in deferred taxes	227	180	1225.0	(16)	(500.0)	4

Total income taxes	464	368	7.9	341	1.8	335

(in millions, except percentages)

2003
Group income taxes amounted to € 368 million, an increase of 7.9% compared to 2002. Our effective tax rate for 2003 was 54.5% compared to 35.9% for 2002, primarily due to the impact of non-tax-deductible goodwill impairments made in the third quarter of 2003 for our mail and logistics divisions and the effect of € 59 million to cover our estimate of liability to the UK Inland Revenue, including interest and penalties, following investigations conducted by our audit committee. The independent investigations conducted by our audit committee related to representations to the UK Inland Revenue and to our auditor PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. This was partly offset by a favourable European ruling on the tax deductibility of interest expense in respect of our foreign subsidiaries.

The total accumulated losses that are available for carry forward at 31 December 2003 amounted to € 750 million (2002: € 836 million).With these losses carried forward, future tax benefits of € 248 million could be recognised (2002: € 278 million).Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. Deferred tax assets are recognised if it is more likely than not that they can be offset against taxes payable in future years. As a result we recorded deferred tax assets of € 110 million at the end of 2003 (2002: € 133 million).We established valuation allowances and have therefore effectively not recognised € 138 million (2002: € 145 million) of the potential future tax benefits.This is mainly due to the uncertainty regarding the realisation of such benefits, for example as a result of the expiry of tax losses carried forward and legislative changes.

2002
For 2002, income taxes amounted to € 341 million (2001: €335 million), or 35.9% (2001: 36.3%) of income before income taxes. €88 million (€48 million in 2001) of our total income taxes related to tax authorities outside the Netherlands. Income before income taxes amounted to € 713 million earned in the Netherlands and € 237 million earned outside the Netherlands.

In 2002, the statutory corporate income tax rate in the Netherlands decreased to 34.5% from 35.0% in 2001.The lower 2002 statutory corporate income tax rate decreased total income taxes by approximately € 4 million. Our 35.9% effective income tax rate in 2002 was 1.4% higher than the statutory corporate income tax rate of 34.5% in the Netherlands.
The total accumulated losses that were available for carry-forward at the end of 2002 amounted to € 836 million (2001:€ 762 million). With these losses carried forward, future tax benefits of € 278 million (2001: € 256 million) could have been recognised.With respect to these losses carried forward, we recorded deferred tax assets of € 133 million at the end of 2002 (2001:€ 97 million).

Group net income
2003
Net income decreased by € 299 million (-49.9%) to € 300 million compared to 2002.This decrease was primarily the result of the decrease in operating income of € 291 million (-27.5%), due to € 233 million of after-tax goodwill and asset impairments, and the costs associated with our Transformation through Standardisation programme, an increase in group income taxes (€ 27 million) and a decrease in net financial expense (€ 16 million).The lower net financial expense was mainly due to lower average debt and a higher proportion of variable interest rate debt compared to 2002. Income attributable to our minority shareholders decreased by € 4 million.

2002
In 2002, net income increased by € 14 million (2.4%) to € 599 million compared to € 585 million in 2001.The increase was primarily the result of the increase in operating income of € 41 million (4.0%) partially offset by an increase in income taxes (€ 6 million), an increase in net financial expense (€ 15 million) and an increase in losses from investments in affiliated companies (€ 4 million). Income attributable to our minority shareholders increased by € 2 million.The higher net financial expense was mainly due to the replacement of short-term, variable-rate funding with long-term, fixed-rate debt. In 2002, unfavourable foreign exchange effects accounted for negative € 3 million of net income.

Prospects
Current customer volumes do not indicate any material pick up in the markets in which we operate. Nevertheless we believe we are well positioned in all three of our businesses to benefit from any upturn that may occur.

For TPG as a whole, the Board of Management is confident that further improvements in earnings from operations and net income will be achieved in 2004.

2003 annual report	15

Back to Contents
Chapter 3 The mail division

Mail business description
Our mail division provides services for collecting, sorting, transporting and distributing domestic and international mail including letters, printed matter and parcels, as well as for distributing addressed direct mail and unaddressed mail.We also provide a range of data and document management services, including direct marketing and interactive services, and services for managing physical and electronic information flows.

Our substantial and long experience in the mail industry has helped us become one of the world’s leading postal operators. It also helps us anticipate and respond to our changing market. In addition to providing world-class mail service, we continue to combine our expertise with technology to develop new data and document management services that meet specific consumer and business needs.

We have long viewed our core competence not as merely moving physical mail from one location to another, but as intelligently managing both physical and electronic flows of information.This skill is central to our objective, which is to maintain our margins through the implementation of cost flexibility measures and maintain market share in the Netherlands, and to achieve growth through the provision of data and document management services and international expansion.

The Dutch Postal Act requires us to provide mandatory postal services and grants us the exclusive right to provide certain mandatory postal services referred to as reserved postal services. Mandatory postal services are subject to price regulation. Potential growth in traditional mail services is limited in the Netherlands by the size of the Dutch domestic mail market, growing competition and the substitution of other methods of delivering information for mail and, in other countries, by regulatory barriers to entry as well as competition and substitution.Therefore, key elements of our mail strategy are reducing costs and achieving growth through developing data and document management services and international expansion. Due to our strong position in the Dutch market, mail activities have provided us with a relatively stable source of revenue and income. Dutch and EU regulations prohibit us from using the revenues from mandatory postal services to cross-subsidise other activities.

Our mail division is organised in four business lines – Mail Netherlands, cross-border mail, European Mail Networks and data and document management, the latter of which operates under the brand name Cendris.

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
Internationally, we continue to expand along three tracks:
-	Through our European Mail Networks business line we offer addressed, unaddressed and segmented distribution solutions for direct mail, brochures, leaflets and samples with an excellent price/quality ratio.
-	We continue to strengthen our European position through alliances with other organisations and postal operators.
-	Our 51%-owned subsidiary Spring, with Royal Mail Group plc and Singapore Post Pte Ltd., offers cross-border mail services on a global scale.
In addition to physical mail delivery, we continue to offer data and document management services, such as direct and interactive marketing services and services for managing physical and electronic information flows.

In 2003, our mail division earned revenues of € 3,915 million, a 2.2% decrease over the previous year. Mail accounted for 33.0% of our operating revenue, 99.9% of our operating income and 73.2% of our earnings from operations.

The following table sets forth operating revenues for each of the four business lines of our mail division for each of the years in the three-year period ended 31 December 2003:

Mail operating revenues	Year ended at 31 December

	2003	2003	2002[1]	2001[1]

	US$	€	€	€
Mail Netherlands	3,400	2,698	2,795	2,770
Cross-border mail	758	602	650	654
European Mail Networks	515	409	358	305
Data and document management	259	206	202	167

Total operating revenues	4,932	3,915	4,005	3,896

(in millions)
[1]	To reflect a more accurate elimination of intra-divisional transactions the comparative years have been adjusted.

16	2003 annual report

Back to Contents

Mail division overview by business line

Mail Netherlands
Our Mail Netherlands business line collects, sorts, transports and delivers postal items, including letters, direct mail, printed matter and parcels within the Netherlands.

Mandatory and reserved postal services provided in the Netherlands are included within Mail Netherlands. Our subsidiary Royal TPG Post B.V. performs these mandatory and reserved postal services.

We are required to provide mandatory postal services.These services include the delivery in the Netherlands of single items of correspondence and single items of printed matter of a certain size with a maximum individual weight of two kilograms and single postal parcels with a maximum individual weight of 10 kilograms. It furthermore includes the delivery of letters in bulk up to an individual maximum weight of 100 grams, which are conveyed against separately agreed rates. For international inbound and outbound mail, in accordance with the rules of the Universal Postal Union, mandatory postal services comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilograms. Postal parcels with a maximum individual weight of 20 kilograms are also included.These services are subject to regulation under the Dutch Postal Act and General Postal Regulations Decree.These regulations are primarily concerned with uniform terms and conditions for customers in similar circumstances, service levels and quality, tariffs and separate accounting for mandatory postal services and other activities, as more fully described in chapter 13 – “Regulatory environment”. These regulations do not cover all aspects of our Mail Netherlands business line.Therefore, our business operations in the Netherlands are generally subject to the same regulations as other businesses in the Netherlands.

Tariffs for mandatory postal services have to be transparent, non-discriminatory and uniform. However, we may grant volume discounts and negotiate specific prices and conditions with high volume users.We have to submit proposed tariff changes for mandatory postal services to the Supervisory Authority for Post and Telecommunications, which is commonly called by its Dutch acronym OPTA. Further, on 21 September 2003 the Dutch Ministry of Economic Affairs froze all tariffs for mandatory postal services until 1 January 2005. Other than the mandatory postal services and reserved postal services, none of our postal services is subject to governmental control.The Dutch Minister of Economic Affairs has proposed significant changes to the regulatory scheme governing our mandatory and reserved postal services. See chapter 13 –“Regulatory environment”.

We have the exclusive right under the Dutch Postal Act to provide specified reserved postal services.These services include the collection, transport and delivery of letters weighing up to 100 grams within the Netherlands and from countries outside the Netherlands, the placing of letter-boxes alongside or on public roads and the issuance of postal stamps bearing the effigy of the monarch and/or the word “Nederland”.This exclusive right does not extend to courier services or services where the letters are delivered by an operator more quickly than our standard delivery time and the rate charged for the service is more than three times the basic rate of € 0.39.The exclusive right also does not extend to the conveyance of parcels, letters weighing in excess of 100 grams and printed materials such as advertising, newspapers and magazines. In addition, the exclusive right does not extend to the conveyance of letters by a business to its own customers. Although not presently a widespread practice, large businesses may establish their own alternative distribution systems; this could adversely affect our mail division’s revenue.

In 2003, approximately 28.8% of our mail operating revenue and approximately 9.5% of our company’s total operating revenues (2002: 29.0% and 9.9%) were derived from reserved postal services in which we generally are not subject to competition. Notwithstanding that other companies are generally precluded by the postal concession granted to us by the Dutch State from providing conveyance of letter mail items which fall under reserved postal services, a small number of these letter mail items are carried by other providers.We are mindful of this practice but the effect on volumes is immaterial.

In 2003, through our Mail Netherlands business line, we delivered on average approximately 18 million addressed postal items per day, six days a week, to approximately 7.4 million households and businesses, and collected, sorted and delivered approximately 5.4 billion addressed items of mail (excluding inbound international items).The number of working days in a year is an important driving factor of our mail volumes in that year.

Except for those services falling within reserved postal services, we compete in all areas of our mail division. Depending on the type of service, we face direct competition from three primary sources:

dedicated companies specialising in a particular type of postal service, specialised distribution units of large Dutch companies, and local or regional companies providing a range of postal services in a given geographic area.

In international postal services, other than reserved postal services, we face competition from other public postal operators and from a wide variety of private, internationally operating companies. Competition for these services is based primarily on price and quality of service. For some business lines, such as direct mail, the ability to offer data and documentation management services is also a competitive factor.

2003 annual report	17

Back to Contents

Chapter 3 The mail division

Competition is increasing in the postal markets, and traditional mail volumes in the Netherlands have continued to decrease in recent years.This is partly due to the internationalisation and liberalisation of the postal business leading to a change in the postal markets away from being protected by regulations designed to uphold service standards for all citizens and thus to more competition. Increased competition is also partly due to the rise in alternative communication methods made possible by new technology. See chapter 10 – “Risk factors”.

We anticipate that numerous business opportunities within the European Union will exist as a result of the further liberalisation of the postal sector there.We believe we will be in a position to take advantage of these opportunities as a result of our efficiency, quality of service and experience. Due to the efficiency of our operations and customer orientation, we do not believe liberalisation in the Netherlands will significantly undermine our position in our traditional home market.

Our domestic mail system is presently organised around 11 main sorting centers. Six of these sorting centers are automated centers developed in recent years and are dedicated to letters and printed matter, three are dedicated to parcels, one to registered mail and one to international mail.

The domestic mail process begins with the deposit of mail by customers at post boxes, post offices and other designated deposit points and the pick-up of mail from customers.Through a fleet of 3,718 vehicles either owned or leased by us, mail is delivered to one of the main sorting centers. After sorting, mail is delivered to the main sorting center in the region of its ultimate destination, where the mail is sorted to the level of an individual round of a mailman, whereafter it is delivered to one of 525 mail distribution depots. At the depot, the mail is manually arranged according to street and house number and door-to-door delivery is then effected by one of our 43,710 mailmen. In the coming years the process of manually arranging the mail according to street and house number will be taken over by sorting machines, partly in the main sorting centres, but mostly in the distribution depots. The first group of these decentralised sequence sorting machines were installed in the last quarter of 2003.

The domestic mail service we provide in our home market in the Netherlands consistently ranks among the most efficient and most competitively priced in Europe. Our customers enjoy more than the legally required 95% next-day delivery of mail at an overall price that – when corrected for inflation – has actually decreased by 16% since the privatisation of our business in 1989.

In 2003 Mail Netherlands addressed volumes dropped by 2.5%. The decline was due in part to substitution by electronic media as a cost saving measure by customers, accelerated by competition and reduced demand for direct mail as a result of the slow economy.This trend was not only seen in the Netherlands but across most other European countries as well.We expect demand for these services to pick up when the economy recovers, although we expect a further decline in addressed mail over the next few years, due to the increasing use of electronic mail, electronic bill presentment, reduced frequency of bank statements, competition and other factors.

To ensure that we maintain a stable operating margin in this environment, we have initiated a comprehensive cost flexibility programme that includes a wide range of efficiency measures designed to offset the declines in volumes.While our prior automation project (Briefpost 2000) focused on implementing an efficient automatic sorting process, our cost flexibility programme focuses mainly on achieving efficiencies in our distribution process. In addition to optimising our sales and marketing activities, we will redesign our mail production chain with particular emphasis on refining our distribution activities and distribution points throughout the Netherlands.We began this programme in 2001 with works council discussions and initial pilots, and carried out extensive pilot projects in 2003.

In 2003, we also installed the first of several new sequence sorting machines and began using new software to improve their automatic reading rates. Fewer employees now perform the same tasks with a higher efficiency. In 2003, we introduced the position of mail deliverer: part-time mail deliverer positions that provide the same high quality for customers at lower cost and with greater flexibility for the individual and the company.The new mail deliverer positions are particularly attractive to individuals who want to work limited hours but still have the security of a permanent position and pension. 1100 new employees joined TPG Post as part-time mail deliverers in 2003, and the number continues to grow.Through natural attrition, up to 9,000 full-time equivalent mailman positions will be replaced by 21,000 part-time mail deliverer positions by the year 2012. An additional 5,000 mailman positions will be eliminated.We believe that the cost flexibility programme will help us maintain the high quality our customers have come to expect, while also maintaining our margins.

Our direct mail business comprises all activities involving distribution within domestic borders of addressed advertising mail and magazines (referred to in the industry as “direct mail”).The delivery of direct mail is not a reserved postal service and is therefore subject to competition. Initially, direct mail was predominantly used by mail-order companies, banks and insurance companies, but recently it is increasingly being used by all companies, regardless of size. Over the past years, up until 2002, we achieved growth in direct mail volumes due to economic growth in general, our innovative marketing approach and developments in the communications market. Starting in 2002 and continuing in 2003, a decline in direct marketing expenditures due to slow economic growth negatively affected our direct mail volumes.We believe that better targeted direct mailings, which have a more limited circulation, may decrease future growth in direct mail volumes.

18	2003 annual report

Back to Contents

Included in Mail Netherlands are the results of our 50% interest in Postkantoren B.V., a joint venture with Postbank N.V., a subsidiary of ING N.V. Postkantoren operates a network of post offices that act as outlets for the services of both partners.This network of outlets, including franchises in the Netherlands, helps to fulfil our mandatory obligation to provide a minimum number and regional density of postal service points, as well as certain other services. Due to the growing use of cash dispensers and the Internet for banking and postal services, we are restructuring our outlets to include fewer post offices but more sales outlets in shops. By 2005, through this joint venture, we intend to operate 800 post offices. Further, we operate 1,300 TPG Post Service Points, which will offer most postal products. In addition, we intend to operate 1,000 sales outlets in shops, which means that in total we will offer the market 3,100 outlets in 2005. Postkantoren’s core business is the distribution of financial and communication services and products (including postal services) to consumers and small businesses throughout the Netherlands.We use the post offices as an outlet for the following mandatory postal services and reserved postal services: the collection of letters and parcels, the sale of stamps, the delivery of letters and parcels in the event that home delivery is not successful and express post. In addition, a network of more than 250 TPG Post Business Points will provide service to small and medium enterprises. On behalf of Postbank, Postkantoren’s post offices offer counter banking, insurance and mortgage services.

Mail Netherlands also engages in activities related to philately and produces, issues and distributes Dutch stamps.

Cross-border mail
Our cross-border mail business line offers a range of cross-border mail services to individual and business customers.These services include handling exported postal items in the Dutch market and all postal items imported to or passing through the Netherlands from foreign public and private postal operators. See chapter 13 –“Regulatory environment”.

We provide two distinct cross-border mail services.The first of these is a mandatory postal service.We are required to collect, sort and distribute letters, addressed printed materials and parcels up to a certain size that are either inbound or outbound from the Netherlands.We offer this service through a combination of our Mail Netherlands Network and foreign public and private postal operators. For the international transport of mail, we make use of a wide variety of air carriers and, within Europe, a subcontracted truck network.

Cross-border mail services also include handling bulk mailings for a range of international customers, including publishers, mail-order companies, and financial service and direct mail companies.We conduct these activities through our 51%-owned Spring subsidiary, of which Royal Mail Group plc and Singapore Post Pte Ltd own the minority. In addition to using its three shareholders’ delivery networks, systems, expertise and products, Spring uses delivery agreements with national and private postal operators. Currently Spring is in negotiation with Royal Mail Group plc about the extension of the agreement under which Royal Mail sells Spring’s services.

The cross-border mail services market is highly competitive. Deregulation has prompted national and private postal operators to lower prices for business mail in order to compete and to enter foreign markets to position themselves for growth.
Consolidation is resulting in fewer providers in the market. In addition, the development of media such as e-mail and the Internet make product innovation and proper positioning essential. Growth in this market is mainly driven by globalisation and liberalisation. Through networks across Europe,Asia and the Americas, Spring also pursues growth opportunities outside traditional mail markets. Spring expects to strengthen further its position as global market leader in this segment and expect to benefit from liberalisation.

Spring’s name and credibility in the marketplace is achieved by delivering excellent service to publishers, corporate mailers and direct marketers. In addition to its cross-border business mail services, Spring draws on the resources of its shareholders to deliver tailor-made solutions.

Spring aims to continue to grow its global customer base through sales teams managed from regional headquarters in Brussels, New York and Singapore.

European Mail Networks
Through our European Mail Networks business line, we are building a position to offer our customers a full service concept for mail, based upon high quality and a wide coverage in addressed and unaddressed delivery as well as a broad portfolio of services to reinforce our distribution activities.We have a presence now in Austria, Belgium, the Netherlands, the Czech Republic, Germany, Italy, Slovakia and the United Kingdom. Our services combine our expertise in data collection and direct marketing to offer customers an intelligent unaddressed service that approaches addressed mail in its ability to target consumers.

We strengthened our position in 2003 in several markets through acquisitions. In Italy, we acquired 100% of the outstanding shares of print and mail company Full Service Srl. In Germany, we acquired unaddressed mail companies Werbeagentur Fischer GmbH and Blitzpunkt GmbH. By integrating these networks into our existing networks in Germany, we increased our coverage in Europe’s largest mail market. In December 2003, we acquired the remaining 49% shares in Olaf Jepsen GmbH, part of the German unaddressed network.

In 2002, the UK postal regulator announced it would extend the percentage of its bulk mail market open to competition from 10%

2003 annual report	19

Back to Contents

Chapter 3 The mail division

to 40% effective 1 January 2003.TPG Post UK Limited’s long-term license, to provide bulk mail and certain other business mail services in the United Kingdom, came into effect on 1 January 2003. Following successful pilot tests during the course of 2003,TPG Post UK hopes to commence commercial service in the first half of 2004.These services will be aimed at large companies, publishers, mailing houses and direct marketers who send mailings of more than 4,000 items and who need reliable, competitively priced services.We expect this will give us the opportunity to offer addressed distribution services and to grow our existing unaddressed mail and data and document management services in Europe’s second-largest mail market. On 10 February 2004 Royal Mail announced the signing of its first agreement with a holder of a license regarding access to Royal Mails’ local sorting and delivery network.We are currently studying the terms and conditions of this agreement, since these will have an impact on our market entry strategy.

Data and document management
In 2003, the sluggish economic environment in the Netherlands and the rest of Europe resulted in low organic growth in our data and document management business, which we branded Cendris in 2002.

The services provided by our data and document management business line cover two main areas: direct marketing and document handling. In direct marketing, we offer direct and interactive marketing solutions such as data capture, database management, data mining and target systems for distribution. Our document handling services include distributed printing, mailroom management and workflow efficiency services.

We continued to grow our data and document management business abroad by offering data and document management services in 2003. Cendris operates in the Netherlands, the UK, Germany and the Czech Republic. In 2003, we started to offer call centre services in Germany through our German subsidiary and successfully integrated the acquired mail room company Doc Vision B.V. in the Netherlands.

During the year we had to take a goodwill impairment of € 20 million in Cendris UK (formerly Lason UK Ltd, a company acquired in May 2001).The goodwill impairment was the result of the deteriorating situation in the market for computer output on microfiche, resulting in lower cash generating opportunities and a lower market value for this business.

On 13 February 2004, we have acquired the remaining 40% of the shares in DIMAR group. DIMAR is one of the leading providers of full-service direct marketing activities in the Czech Republic and Slovakia.We had already acquired a 60% stake in DIMAR in 2002.

Mail financial review

Mail operating revenues	Year ended at 31 December

	2003	2003	%	2002[1]	%	2001[1]
			variance		variance
	US$	€		€		€
Mail Netherlands	3,400	2,698	(3.5)	2,795	0.9	2,770
Cross-border mail	758	602	(7.4)	650	(0.6)	654
European Mail Networks	515	409	14.2	358	17.4	305
Data and document management	259	206	2.0	202	21.0	167

Total operating revenues	4,932	3,915	(2.2)	4,005	2.8	3,896

(in millions, except percentages)
[1]	To reflect a more accurate elimination of intra-divisional transactions the comparative years have been adjusted.

20	2003 annual report

Back to Contents

Mail operating income	Year ended at 31 December

	2003	2003	%	2002	%	2001
			variance		variance
	US$	€		€		€
Earnings from operations	1,033	820	2.0	804	2.9	781
% of mail operating revenues	20.9%	20.9%		20.1%		20.0%
Amortisation and impairment of goodwill	(68)	(54)	(80.0)	(30)	(57.9)	(19)

Total operating income	965	766	(1.0)	774	1.6	762

(in millions, except percentages)

Mail productivity statistics	Year ended at 31 December

	2003	2002	2001
Addressed postal items delivered by Mail Netherlands [1] (millions)	5,384	5,521	5,562
per Netherlands delivery address (items)	724	747	753
per Mail Netherlands FTE [2] (thousands of items)	156	151	149
per Netherlands inhabitant (items)	331	341	345
Postal items delivered per delivery day (millions)	18	18	19
Total operating revenues per FTE [2] (thousands of € )	89	92	90
Average percentage of national mail sorted automatically (%)	82	80	78

[1] Excluding international mail items per delivery day (millions).
[2] This FTE (full-time employee equivalent) definition is based on a 37-hour work week.

Cross-border mail productivity statistics	Year ended at 31 December

	2003	2002	2001
Total cross-border mail volumes (thousands of kilograms)	94,467	90,691	86,063

Mail overview
Operating revenues of our mail division declined by 2.2% in 2003. Our mail division’s operating income decreased by 1.0% due primarily to the € 20 million goodwill impairment realised in the third quarter for our UK data and document management business. Under-performance of the UK data and document management’s microfiche business and a change in local management triggered the goodwill impairment review. Earnings from operations increased by 2.0%.This increase was achieved primarily through continued progress in improving productivity and cost control while expanding our European Mail Networks and data and document management businesses organically and through small acquisitions.The improvements in earnings from operations were achieved despite a 2.5% decline in addressed postal items delivered in the Netherlands and € 29 million in additional pension costs compared to 2002.

In 2003, we concluded a strategic partnership with China Post which we consider an important step in our international strategy given the potential size of the Chinese market for postal services.

Mail operating revenues
2003
In 2003, operating revenues from our mail division decreased by € 90 million (-2.2%) compared to the full year 2002.The organic operating revenues decreased by € 81 million (-2.0%), while acquisitions effective in 2002 (including Cerilly and DIMAR) and in 2003 (including DocVision B.V., Blitzpunkt GmbH,Werbeagentur Fischer GmbH and Full Service Srl.) contributed positively. Including the effect of the disposal of our 50% share in Geldnet B.V., an armoured cash transit business, the overall acquisition effect in 2003 amounted to € 24 million (0.6%). Foreign exchange effects, driven by the decline of the US dollar, accounted for a decline of € 33 million (-0.8%).

Mail Netherlands operating revenues in 2003 decreased by € 97 million (-3.5%) compared to 2002.This organic decrease amounted to € 86 million (-3.1%) and was primarily a result of the 2.5% decline in volume of addressed postal items delivered in the Netherlands in 2003.The remainder of the decrease, € 11million (-0.4%), was the result of the disposal of Geldnet.The continued and accelerating decline in addressed postal item volumes was due

2003 annual report	21

Back to Contents

Chapter 3 The mail division

primarily to the continued substitution by electronic media, the continued growth of electronic banking resulting in a reduction in the frequency of bank statement mailings and reduced demand for direct mail as a result of cost-saving programmes initiated by some of our key customers due to the slow economy. As a result of these factors, the effect of competition in the non-mandatory area is starting to show in the addressed mail volume development.We expect these trends to continue. In addition, the Mail Netherlands operating revenue in 2002 included € 18 million in non-recurring revenue from the distribution of euro coins during the first half of that year.

Cross-border mail operating revenues in 2003 decreased by € 48 million (-7.4%) compared to 2002.This decrease was due primarily to negative foreign exchange effects of € 22 million (-3.4%), primarily related to the US dollar, the UK pound, and the Singapore dollar, as well as by a mix of volume and price effects at Spring (our 51% owned subsidiary with Royal Mail Group plc and Singapore Post Pte Ltd.) and TPG branded businesses, leading to an organic revenue decline of € 26 million (-4.0%).The main driving factors for this decline are the effects from the SARS virus during 2003, the global economic slowdown, fierce international competition and partly due to our policy to reduce and terminate unprofitable contracts.

European Mail Networks operating revenues increased by € 51 million (14.2%).The organic operating revenues increased by € 37 million (10.3%) and all countries except Belgium, where the growth is still affected by local environmental taxes, contributed to this growth. Since the second quarter of this year, EP Europost AG & Co. KG, our addressed mail joint venture with the Otto Hermes group in Germany, now also distributes cross-border mail in Germany.The acquisitions of Full Service Srl. in Italy during the third quarter of 2003 and unaddressed mail companies Blitzpunkt GmbH and Werbeagentur Fischer GmbH in Germany in the first half of the year accounted for an increase of € 21 million (5.9%) in operating revenue. Foreign exchange rate effects, primarily for our UK business, partly offset this growth by € 7 million (-2.0%).

Data and document management, operating under the brand name Cendris, operating revenues in 2003 increased by € 4 million (2.0%) compared to 2002.The organic operating revenues decreased by € 6 million (-2.9%), as they were affected by a weak economic climate that has caused many of our customers to focus on reducing costs and that has also resulted in longer lead times for attracting new customers.The customer contact/call centre business in the Netherlands and Germany, however, contributed positively to organic growth.The acquisition of DocVision B.V. in the Netherlands earlier this year contributed a € 14 million (6.9%) increase in operating revenues. Foreign exchange rate effects, primarily related to the UK pound, partly offset this growth by € 4 million (-2.0%).

2002
In 2002, operating revenues for our mail division increased by € 109 million (2.8%) compared to 2001.The organic operating revenues increased by € 40 million (1.1%) and acquisitions contributed € 79 million (2.0%) to the growth in revenues. Foreign exchange effects partly offset this growth by € 10 million (-0.3%).

Mail Netherlands operating revenues increased by € 25 million (0.9%) compared to 2001.This increase was due to organic growth as a result of positive price, product mix, and other effects, partly offset by a decline in addressed Mail Netherlands volumes. Positive price and product mix movements during the year contributed € 54 million (1.9%) to operating revenue growth in Mail Netherlands.This was partly offset by a € 12 million (-0.4%) decline in operating revenues that arose from the combination of fewer real estate transactions and the revenues from distributing euro coins. In 2002, the volume of total postal items delivered in the Netherlands decreased by 3.5%. Declining volumes of addressed and unaddressed postal items accounted for 0.6% and 3.0%, respectively, of the total decrease of postal items delivered in the Netherlands, partly offset by 0.1% higher volumes of international receipts.The decline in postal item volumes was due primarily to the continued substitution by electronic media, the growth of electronic banking resulting in a reduction in the frequency of bank statement mailings and reduced demand for direct mail as a result of the slow economic growth. According to the Bureau Budget Controle in the Netherlands, expenditures on printed media in the Netherlands declined between 2% and 7% in 2002. Addressed Mail Netherlands volumes dropped by 41 million to 5,521 million (0.7%) in 2002, causing an adverse € 17 million (-0.6%) effect on Mail Netherlands operating revenues. Included in the addressed Mail Netherlands volumes of 2002 is election mail and other new one-off business. Excluding this one-off business, addressed Mail Netherlands volumes decreased by 3.0% in 2002 compared to a decrease of 0.8% in 2001.

Cross-border mail operating revenues fell by 0.6% compared to 2001, caused primarily (-1.4%) by unfavourable foreign exchange movements in the US dollar and British pound against the euro. Our 51%-owned subsidiary Spring, with Royal Mail Group plc and Singapore Post Pte Ltd. achieved positive revenue growth of 8.4%, while our Royal TPG Post international mail business suffered a loss of volumes partly due to competition from electronic alternatives.The organic operating revenues of our cross-border mail businesses declined € 7 million (-1.0%), but was offset by the acquisition revenues related to the acquisition effect of Spring, which added € 12 million (1.8%).

In 2002, European Mail Networks operating revenues increased by € 53 million (17.4%).The organic operating revenues increased by € 19 million (6.3%), but was adversely affected by developments in Belgium, where local environmental taxes on unaddressed mail have resulted in volume decreases, and in Austria, as a result of fierce competition from the Austrian Post in the unaddressed

22	2003 annual report

Back to Contents

business. All other countries showed solid volume and price development. Acquisitions accounted for an increase of € 34 million (11.1%) in operating revenues due mainly to Circular Distributors in the UK, Cerilly in Italy, and Redmail in Austria.

Our data and document management operating revenues increased by € 35 million (21.0%). Organic operating revenues increased by € 3 million (1.8%), but were wholly offset by the decline in direct mail volumes in Europe, which reduced the demand for data management activities. Our mailroom management activities continued to show good revenue growth. The acquisition effect of Lason, which was only included in our results for part of 2001, and the acquisition of DIMAR in the Czech Republic accounted for revenue growth of € 33 million (19.8%). Overall operating revenue growth was further affected by a negative foreign exchange effect of € 1 million (-0.6%).

Mail operating income
2003
The mail division’s operating income in 2003 decreased by € 8 million (-1.0%) compared to 2002. Amortisation and impairment of goodwill in 2003 increased by € 24 million (86.4%) compared to 2002, due primarily to the third quarter € 20 million goodwill impairment related to our UK data and document management business.The under-performance and change of management at Lason UK Ltd., which is a provider of integrated outsourcing services for data and document management, triggered a goodwill impairment test. Due to the collapse of the microfiche business an impairment of € 20 million was booked. Excluding amortisation and impairment of goodwill, the mail division’s earnings from operations in 2003 increased by € 16 million (2.0%).The organic earnings from operations improved by € 9 million (1.1%), while foreign exchange effects offset this growth by € 1 million (-0.1%). The improvement in organic earnings from operations in 2003 was primarily achieved through continued progress in improving productivity and cost control, mainly driven by our cost flexibility programme, which delivered savings of approximately € 74 million in 2003, adding up to € 100 million in accumulated savings from the start in 2002.When fully implemented by 2013, the cost flexibility programme aims to achieve aggregate cost savings of € 265 million in our sorting and distribution activities and € 55 million in our marketing and sales activities, compared to our cost level of 2001. Sick leave was reduced by management actions and an incentivised programme in accordance with the collective labour agreement. Numerous cost control initiatives, none of which was individually significant, collectively contributed to the enhanced performance.This improvement was offset by an additional € 29 million in pension costs that were recognised in 2003, compared to the prior year.The results from acquisitions and disposals made in 2002 and 2003 contributed € 8 million (1.0%) to the overall growth in earnings from operations.

In 2003, overall earnings from operations as a percentage of mail operating revenues increased to 20.9% compared to 20.1% in the prior year.

2002
The mail division’s operating income increased in 2002 by 1.6% to € 774 million. Amortisation of goodwill in 2002 increased by 57.9% to € 30 million primarily due to the acquisition of Cerilly in 2002 (€ 2 million) and the full year impact of the prior year’s acquisitions, including Lason UK Ltd. (€ 3 million), Redmail (€ 2 million) and Circular Distributors (€ 1 million).The mail division’s earnings from operations increased in 2002 by € 23 million (2.9%) to € 804 million.The organic earnings from operations improved by € 14 million (1.8%) through revenue growth and tighter cost controls. In addition, we recorded a number of provisions during the year, the cost of which was more than offset by the release of an accrual of terminal dues. Redundancy costs of € 14 million were incurred in respect of restructuring our marketing and sales departments in the Netherlands and restructuring our parcels business. Acquisitions accounted for an increase of € 9 million (1.1%) due mainly to Circular Distributors in the UK, Cerilly in Italy, and Redmail in Austria. Overall earnings from operations as a percentage of mail operating revenues increased from 20.0% in 2001 to 20.1% in 2002.

2003 annual report	23

Back to Contents
Chapter 4 The express division

Express business description
Our express division provides on-demand door-to-door express delivery services for customers sending documents, parcels and freight.We offer regional, national and world-wide express delivery services, primarily for business-to-business customers.The express services we provide and the prices we charge to customers are in the main classified by transit times, distances to be covered and sizes and weights of consignments.

Express strategy
Our ambition is to be the most successful global business-to-business express delivery company.We define “most successful” as producing the highest rate of profit growth in the industry by providing the most reliable express delivery services.

Our global strategy is to build upon the leading position of TNT Express in the European door-to-door express delivery market and achieve profitable growth in the rest of the world.

The most important elements of our strategy are to:
Provide high-quality and cost-effective intra-European services through connecting strong domestic businesses.
Develop and maintain profitable global accounts in carefully selected market sectors through a highly qualified sales team.
Increase revenue from small- to medium-sized users of express delivery services, thereby increasing the number of profitable customers.
Create and profitably exploit unique on-demand door-to-door express delivery products such as TNT Sameday.
Become the employer of choice in the door-to-door express industry working everywhere with the Investors in People standard and our uniform best practice processes.
Develop and implement world-class systems, including easy-to-use customer interfacing technologies that enable us to provide friendly, fault-free service.
Use the European Foundation for Quality Management (EFQM) excellence model as a framework for managing our businesses around the world.

In 2003, our express division earned revenues of € 4,251 million. Express accounted for 35.8% of our operating revenue, 29.1% of our operating income and 24.6% of our earnings from operations.

The following table sets forth operating revenues for the European and Rest of the World lines of business in our express division for each of the years in the three-year period ended 31 December 2003.

Express operating revenues	Year ended at 31 December

	2003	2003	2002[1]	2001[1]

	US$	€	€	€
Express Europe	4,353	3,455	3,402	3,139
Express Rest of the World	1,002	796	773	771

Total operating revenues	5,355	4,251	4,175	3,910

(in millions)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Express division overview
Our express business produced a strong performance in 2003 despite a relatively stagnant world-wide economy, the adverse effects of the SARS outbreak in Asia and the Iraq war.Through concerted efforts and a consistent focus on service quality and strong commercial policy, our express employees continue to deliver impressive margin improvements.

The driving factors behind our continued profit improvements were our consistently positive revenue quality yield. Underlying this achievement is the fact that our express employees are united in the common mission of making TNT Express the most reliable express delivery provider. Our employees are achieving our mission through strict adherence to our commercial policy, a focus on serving business-to-business customers, and consistent company-wide deployment of our uniform best practice processes.

The cornerstone of our approach is a global commercial policy aimed at winning more small- and medium-sized customers through the use of simplified no-discount tariffs. Our customer-friendly, straightforward rate structure, combined with excellent service quality, is particularly popular with smaller companies, which often have little time to devote to shipping processes but still require fast and reliable service.We support our no-discount tariff system with proven sales and customer relationship management processes throughout the world.

24	2003 annual report

Back to Contents

Technology has always been central to our operations and customer service activities. Our approach to the use of technology includes extensive use of Internet services and direct connections to customer systems.We continue to develop new revenue-generating services and introduce innovative business models based on smart use of technology.

All our international technology services are driven by the TNT Express Global Link system that facilitates our mission-critical operations and customer interface technology throughout the world. Global Link tracks cross-border consignments from collection to delivery and provides customers and our express division staff with instant, web-based access to real-time information.We believe the fully integrated high-performance Global Link system is unique in the express delivery industry and provides us with a competitive edge.

In 2003, we began to implement the e-Back Office System utilising SAP software.This system will help us deploy our uniform best practice processes throughout our express division in the areas of finance and administration, purchasing and human resources. It should enable us to obtain better information to support our customers, which we believe will help us to improve our profits.

In 2002, our express business became one of only 90 organisations in the world to be awarded the British standard 7799:2 certificate, which is an important benchmark for information security that is becoming a key requirement for international companies dealing with outside suppliers.The certification signals that we have attained the highest standards of systems security and awareness amongst our employees. Our express business was re-accredited under this standard in 2003.

In 2003, the common systems strategy was started with the objective of implementing a standard common system for domestic and international business globally.This will create one powerful integrated system, based on platform-independent technology supporting the TNT Express business throughout the world.

In 2003, we introduced a worldwide customs imaging system that improved our service to the customer through improved customs clearance using image technology.

We continued the upgrading of our customer interface technology portfolio, by introducing new web-based functionality, a complete new website (www.tnt.com) and new shipping software for use on a personal computer that can be installed directly via the Internet.

In May 2003, we entered into an alliance with the Brazilian State Post Office to distribute consignments throughout that organisation’s new international express service.We view strategic alliances with postal operators as a way to grow our business and expand the global reach of our express business. Our express division now has partnerships with more than 30 postal operators around the world, including those in Belgium, Luxembourg, Sweden, Switzerland, Indonesia, South Korea, China, Chile and Portugal.

In 2003, we acquired 100% of the shares in Archive and Data Storage Limited to provide the express division with a strategically important presence in the physical records storage market in London, England.Through this product we provide transportation and storage of customer’s physical records.This market has an estimated size of € 630 million in the United Kingdom.

On 1 January 2004, Marie-Christine Lombard, managing director of our express business in France took over the management position of the express division from Alan Jones and was appointed as a member of our Board of Management.

Express Europe
The Express Europe line of our express division provides regional, national and pan-European express services as well as time-sensitive door-to-door products that deliver consignments between Europe and the rest of the world. Our extensive integrated road and air networks give us a strong position in the European market and are an important strategic asset with dense coverage in 32 European countries.We expanded our European network in 2003 and continued to introduce uniform best practice approaches throughout the organisation.

In Europe, we provide on-demand expedited door-to-door delivery services that involve carrying documents, parcels and freight for our European customers.The shipments are collected by a fleet of vehicles that make either scheduled stops or on-demand collections upon receipt of customer telephone or Internet requests. Shipment and consignment details are sent to the nearest depot in our network. Details of each shipment are entered into our track-and-trace systems either through scanning, data entry or electronic data interchange methods.The customer can then access the information through the Internet or proprietary customer interface technology. Each shipment is then sorted by destination and consolidated with other customers' consignments. Depending on its destination, each shipment is then line-hauled to a domestic road hub, an international road hub or one of our airports, generally within two hours of arrival at the depot.

We transport intra-European shipments from the collecting depot by road or on one of the aircraft owned or leased by us from an origin airport to our main air express sorting hub in Liège, Belgium.Where transit times allow, shipments that do not travel by air are carried by truck to one of our 10 main European road hubs.We then unload and sort the shipments and consolidate them with other consignments for each destination and then put on outbound line-hauls for movement to the delivery depot.We move domestic consignments within major European countries from the collection to the delivery depot, either directly or via a domestic hub.

2003 annual report	25

Back to Contents

Chapter 4 The express division

At the delivery depot we sort the shipments and then load them on the appropriate delivery vehicle. Proof of delivery is entered into the Global Link or other appropriate computer system that is updated at every point in the process.This enables us to notify the customer when the shipment has been received by the consignee. Through these integrated road and air networks we are able to offer a range of fast and reliable express delivery services in most European countries. Our track-and-trace systems, including the Global Link system, enable us to offer an automated proof-of-delivery service, and customers can access the information through the Internet or proprietary customer interface technology.

In the pan-European segment of the market, our competition comes from global providers with international networks. Parcel alliances and public postal operators are trying to penetrate the pan-European market by buying into parcel and express companies to create international air and road express networks.

In 2003, we introduced two new Boeing 737-3007s to our European Air network and plan to introduce a further two Boeing 737-3007s during 2004.We introduced Bucharest in Romania as a new airport connection in June 2003 and Florence and Naples in Italy in September 2003, which gives our express business a market leadership position in Italy.

In response to a continued 18% growth of both import and export volumes in Romania, we introduced a BAE146 aircraft on the night flight connection between Liège and Bucharest.This improved the departure time by three hours and the arrival time in Bucharest by 90 minutes making TNT Express the fastest express operator to and from Romania.

We began servicing Prague with a BAE146, which improved the scheduled arrival times by 90 minutes and the scheduled departure times by 60 minutes.We introduced a cross-border connection Lugano-Milan that reduced transit times by 24 hours. In March, we introduced a direct connection between Shanghai and Liège that reduced transit times by 24 hours.

With respect to our European road network, we added a road service to Serbia in 2003 and plan to extend our road network to one additional country in 2004.We intend to make further investments to improve the sorting facilities at our hubs at Liège and Arnhem.

We intend to expand our European air network further and plan to serve 10 more airports, which should increase the number of airports our express division serves in Europe from 57 to 67 by 2007.To this end, on 8 January 2004, we announced plans to introduce a further five Boeing 737-300 aircraft to the European air network.The five aircraft, leased for five years by TNT Airways from GE Capital Aviation Services, will replace chartered aircraft currently operating in the TNT Express air network.The new B737s will be phased in over the next four years.Two will join the fleet in 2004, with further aircraft added in 2005, 2006 and 2007.

Express Rest of the World
The Express Rest of the World business line provides door-to-door express delivery of documents, parcels and freight worldwide in all areas outside Europe and from these areas to Europe. Our worldwide coverage extends to more than 200 countries. In many of these countries our global express services are augmented by domestic and regional express delivery services.We also are building our position in Asia and have further improved service levels between Europe and Asia. Our business in Asia is expanding through organic growth and co-operative ventures such as our alliance with China State Post. After the expiry of our joint venture with Sinotrans in May 2003, we reconfirmed our ongoing commitment to serving the Chinese market through the appointment of an exclusive agent.

We have set out a three-year expansion plan for China. Based on continued implementation of our global strategy, the plan includes introducing new value-added services and increasing the number of our outlets in China from 12 to 25 and the number of international gateways from three cities to seven.We have already established our own new depots with employees contracted directly to us, introduced new vehicles and IT systems, and launched a national toll-free customer service hotline to give customers more convenient access to us.

Express Rest of the World operates in a similar way to that of our Express Europe business line, but relies primarily on airlift by commercial passenger airlines for line-haul transportation links.

In Australia, where our business was under-performing, we began implementing our global commercial policy and key best practice processes in May 2001. Our business in Australia started to turn around in the latter part of 2001, following the appointment of an experienced new management team, and returned to profitability in 2003.

In North America, we carry international express shipments primarily to and from the Northeast and West Coast regions. Building on our own delivery network in the Northeast business corridor, we have introduced improved next-day delivery services to nine major business centres, including New York,Washington, D.C., Chicago and Toronto.

Express Rest of the World primarily competes with the three major carriers, which are UPS, FedEx and DHL. See chapter 10 –“Risk factors”.

26	2003 annual report

Back to Contents

Express financial review

Express operating revenues	Year ended at 31 December

	2003	2003	%	2002[1]	%	2001[1]
			variance		variance
	US$	€		€		€
Express Europe	4,353	3,455	1.6	3,402	8.4	3,139
Express Rest of the World	1,002	796	3.0	773	0.3	771

Total operating revenues	5,355	4,251	1.8	4,175	6.8	3,910

(in millions, except percentages)
1 Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Express operating revenues	Year ended at 31 December

	2003	2003	%	2002[1]	%	2001[1]
			variance		variance
	US$	€		€		€
Earnings from operations	348	276	12.2	246	56.7	157
% of express operating revenues	6.5%	6.5%		5.9%		4.0%
Amortisation and impairment of goodwill	(67)	(53)	1.9	(54)	(3.8)	(52)

Total operating revenues	281	223	16.1	192	82.9	105

(in millions, except percentages)
1 Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Express operating statistics	Year ended at 31 December

	2003	2002[1]	2001[1]
Number of consignments (in thousands)	170,782	170,310	168,192
Total number of tons carried	3,203,138	3,149,161	3,055,906
Average number of working days	250	250	250
Number of depots/hubs	836	854	834
Number of vehicles [2]	18,308	18,008	17,936
Number of aircraft [2]	43	43	43

1 Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.
2 A substantial number of vehicles and aircraft are not owned by TPG but are leased or subcontracted.

Express overview
During 2003, our express division realised higher operating revenues and improved earnings as a percentage of operating revenues by continuing to focus on providing simplified, no-discount tariffs to all new small- and medium-sized business-to-business customers and achieving further customer and operational service excellence. Operating efficiencies were achieved by continuing to share best operating practices throughout our business and investing in operation and information systems aimed at further improving our service quality.

We continued to grow our profit margin, which was achieved through the implementation of standard commercial policies, cost control whilst maintaining service levels and the ongoing review of our revenue quality yield against cost inflation. Revenue quality yield is one of our key measures and it is calculated as the average of the percentage change in revenue per consignment compared to the previous year, and the percentage change in revenue per kilogram compared to the previous year.

Some of the other key performance indicators used to monitor the business as part of our best practice processes include on time delivery, customer satisfaction and employee satisfaction.

We continue to enhance our European air and road networks to match a shift by our customers toward our road express services and to be able to offer the most reliable service to our customers. As described earlier, we added two Boeing 737s to our air fleet in

2003 annual report	27

Back to Contents

Chapter 4 The express division

June and December and significantly expanded services to Eastern Europe.We expect further network improvements from the introduction of new airport connections in Florence and Naples, Italy and Bucharest in Romania earlier this year. Growth in Asia continued at a rapid pace and we plan further expansion in China.

Almost all our express business units achieved improvements in their earnings from operations. Improvements were most significant in the Benelux countries, France, Germany, Spain,Austria, Eastern Europe and Australia.

Express operating revenues
2003
Operating revenues of our express division for 2003 increased by € 76 million (1.8%) compared to the prior year. The organic growth in operating revenues of our business was € 265 million (6.3%).The combination of last year’s disposal of our Mistral Air business and the 2003 acquisition of Archive and Data Storage Ltd., had a net negative effect on operating revenue of € 5 million (-0.1%) and negative foreign exchange effects accounted for a € 184 million (-4.4%) decline mainly due to the weakening of the UK pound, the US dollar and various Asian currencies against the euro.

The increase in revenues was due primarily to improvements in the revenue quality yield and modest volume improvements that resulted from the continued focus on the division’s standard commercial policies that concentrate on providing simplified, no-discount tariffs to all new small and medium-sized business-to-business customers.

Express Europe operating revenues for 2003 increased by € 53 million (1.6%) compared to the prior year. The organic growth in operating revenues was € 168 million (4.9%). Most business units contributed to the increase in operating revenue despite the difficult economic conditions. In particular, Germany, France,Austria, Spain and the Eastern European countries contributed to the majority of the growth in operating revenue.The negative effect on operating revenue in 2003 from acquisitions of € 5 million (-0.1%) mainly relates to a € 6 million decrease in revenues through the sale of our Mistral Air business in 2002, offset by € 1 million in additional revenues from Archive and Data Storage Ltd.The negative foreign exchange effects of € 110 million (-3.2%) relates mainly to the weakening of the UK pound against the euro.

Express Rest of the World operating revenues for 2003 increased by € 23 million (3.0%) compared to the prior year.This was achieved through the € 97 million (12.6%) organic growth in operating revenues from operations primarily in Australia,Asia and the Middle East.This was partly offset by foreign exchange effects of € 74 million (-9.6%) mainly due to the weakening of various Asian currencies against the euro.

2002
Operating revenues of our express division increased by € 265 million (6.8%) compared to 2001.The operating revenue attributable to organic growth was € 241 million (6.2%). Acquisitions accounted for a further € 83 million (2.1%) in operating revenue growth, and unfavourable foreign exchange effects accounted for negative € 59 million (-1.5%).

In Europe operating revenues increased by € 263 million (8.4%) compared to 2001.The organic growth in operating revenues from our business in Europe was € 197 million (6.3%) in 2002 and most business units contributed to the increase in revenue, which is a creditable achievement in the difficult economic conditions that prevailed for most of the year.This was achieved through a focus on higher margin small- and medium-sized customers despite the volumes in this mature market being relatively stable. Acquisition effects in Europe accounted for € 81 million (2.6%) of the increase in revenue due primarily to the Bleckmann Group acquisition in 2002 which contributed € 83 million to the year-on-year revenue growth and the SDO acquisition in 2001 that increased revenue growth by a further € 6 million.These amounts were partly offset by € 8 million from the decrease of revenues through the sale of our Mistral Air business in 2002. Unfavourable foreign exchange effects amounted to € 15 million (-0.5%) mainly due to the weakening of the UK pound against the euro.

Rest of the World operating revenues increased by € 2 million (0.3%) compared to 2001.This was achieved through a combination of pricing initiatives on loss-making large customers and focusing on higher margin small- and medium-sized customers. We eliminated much of our unprofitable volume in Australia as part of the turnaround process that occurred in 2002.Total organic operating revenue growth from our business in the rest of the world outside Europe was € 44 million (5.7%) but excluding Australia the organic operating revenue growth amounted to € 78 million (21.4%), largely due to successful operations in the developing Asian market where our existing operations grew by € 48 million.The Americas contributed € 16 million to the organic growth in operating revenue and the Middle East € 14 million. Acquisitions contributed € 2 million (0.3%) to the total operating revenue growth outside Europe. Unfavourable foreign exchange effects amounted to € 44 million (-5.7%) mainly due to the weakening of the Argentine peso, Brazilian real, and various Asian currencies against the euro.

Express operating income
2003
The express division's operating income for 2003 increased by € 31 million (16.1%) compared to 2002. Amortisation of goodwill during 2003 decreased by € 1 million to € 53 million compared to 2002 and the express division's earnings from operations for 2003 increased by € 30 million (12.2%) compared to 2002.The improvement was due primarily to continued focus on the division’s standard commercial policies that concentrate on providing simplified, no-discount tariffs

28	2003 annual report

Back to Contents

to all new small- and medium-sized business-to-business customers and achieving further operating efficiencies by continuing to share best operating practices throughout our business and investing in operation and information systems aimed at further improving our service quality.The organic growth in earnings from operations for 2003 increased by € 57 million (23.1%) compared to 2002.This was partly offset by acquisitions that resulted in a € 5 million (-2.0%) decrease in earnings from operations and foreign exchange fluctuations that amounted to € 22 million (-8.9%) mainly due to the weakening of the UK pound, the US dollar and various Asian currencies against the euro.

Overall earnings from operations as a percentage of express operating revenues increased to 6.5% for 2003 compared to 5.9% in the prior year.

2002
The express division's operating income increased in 2002 by 82.9% to € 192 million. Amortisation of goodwill in 2002 increased by 3.8% to € 54 million primarily due to the acquisition of Bleckmann Group in 2002 (€ 1 million) and the full year impact of the prior year's acquisitions.The express division's earnings from operations increased in 2002 by € 89 million (56.7%) to € 246 million.The 2002 organic growth amounted to € 85 million (54.1%), due primarily to continued focus on increasing the volume of business with higher margin small- and medium-sized customers together with effective cost management.The most notable improvements in operating income came from the return of our Australian operations to profitability in the final weeks of the year and positive pricing initiatives in our France, Benelux and various smaller international operations. Acquisitions and the restructuring of our air network operations resulted in a € 6 million (3.8%) increase in earnings that was partly offset by negative foreign exchange fluctuations which amounted to € 2 million (-1.2%). Earnings from operations included a € 12 million final settlement on the termination of a major contract. Overall earnings from operations as a percentage of Express operating revenues increased from 4.0% in 2001 to 5.9% in 2002.

2003 annual report	29

Back to Contents
Chapter 5 The logistics division

Logistics business description
With operations in some 36 countries, our logistics division provides services focused on supply chain management. One key aspect of this is reducing the time it takes to bring goods from suppliers to their customer by using the latest technology to increase our customers’ visibility to their goods in the supply chain.This objective comes on top of the traditional approach towards logistics, which is to ensure that – across the functions of procurement, manufacturing and distribution – the right goods, in the right quantities and condition are available at the right place and time.

Through a combination of targeted acquisitions and organic growth, we have built a truly global logistics business with significant operations in Europe, North and South America,Asia and Australia. Our acquisition strategy has focused on achieving critical mass in selected geographies and five industry sectors: automotive, tyres, high-tech electronics, publishing and media and fast-moving consumer goods.With a few exceptions in certain segments, we believe we have achieved critical mass in terms of market presence and customer base in every market we serve.We are now working to fill the few remaining gaps in our global services offered and to further apply our sector expertise.

We provide logistics services mainly under the TNT brand.Where appropriate, we subcontract specific services, such as deliveries between certain destinations and repair services. Control over and responsibility for the subcontracted services is ensured through our management infrastructure.

Our service offering depends upon and is tailored to the customer's needs.We have developed specialised knowledge and skills, and provide a range of value-added activities such as:
stock management,
order picking and information systems management to control production and parts supply;
data and documentation management services,
sub-assembly and installation upon delivery,
repair-returns,
sequencing,
systems integration,
kitting,
inventory control,
global materials management, and
supply chain management consulting.

Logistics strategy
Our ambition is to be the recognised world-wide leader in targeted industry sectors by designing, implementing and operating complex supply chain solutions and exploiting information technology to achieve integration and visibility throughout the process. Our objectives are to achieve operational excellence, global coverage and leadership in the industry sectors we target.

In response to operational difficulties combined with continued sluggish economic conditions in 2003, we recalibrated our long-term logistics strategy to encompass the following:
Standardise key processes that are intended to bring immediate and significant improvements to the profitability of the division.
Serve specific target industry chains, including inbound automotive and outbound spare parts, tyres, inbound customer electronics, media and publishing, fast-moving consumer goods/retail and computing spare parts.
Achieve “network innovator” status, which means that we aim at being an industry innovator in selected sectors.We aim to do this through the creation of superior value for customers through new and additional services and by optimising our costs. By overseeing the total supply chain, coupled with control over assets and strong expertise in managing operations, we believe our logistics division can both capitalise on economies of scale and optimise the utilisation of assets and networks to the benefit of our customers.
Expand our areas of operation in those parts of the globe that our key customers consider important to the growth of their business.

In 2003, our logistics division earned revenues of € 3,735 million. Logistics accounted for 31.5% of our operating revenue, a negative 26.5% of our operating income and 2.1% of our earnings from operations.

The following table sets forth total operating revenues for our logistics division, for each of the years in the three-year period ended 31 December 2003.

Logistics operating revenues	Year ended at 31 December

	2003	2003	2002[1]	2001[1]

	US$	€	€	€
Total operating revenues	4,705	3,735	3,610	3,353

(in millions)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

30	2003 annual report

Back to Contents

Logistics operating revenues per geographic region	Year ended at 31 December

	2003	% of total	2002[1]	% of total	2001[1]	% of total
Europe	2,794	74.8	2,644	73.2	2,356	70.3
North America	630	16.9	704	19.5	767	22.9
Rest of world	311	8.3	262	7.3	230	6.8

Total	3,735	100.0	3,610	100.0	3,353	100.0
Number of countries of operation	36		36		29

(in € millions, except number of countries and precentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Logistics division overview
Our logistics division faced operational difficulties in 2003 aggravated by the economic slowdown. In addition to reduced volumes in many of our contracts, the division faced operational performance issues and a need for more stringent financial control.These issues were particularly evident in our French, Italian non-automotive and German operations, where recently acquired companies had not been well integrated.To address these issues, a reorganised management team headed by Dave Kulik (formerly head of TNT Logistics North America) was put in place to spearhead the Transformation through Standardisation programme.Transformation through Standardisation is a comprehensive programme to standardise operating and business development practices across the entire logistics division. It consists of five process improvement modules:

Procurement
Capture financial savings through a centralised approach to procurement of key product and service categories and through standardisation of the items purchased.
Transportation and distribution
Integrate and optimise existing transportation and distribution networks to reduce inefficiencies and related costs.
Warehousing
Reduce the cost base in our warehouse operations through standardising operational processes, implementing best practices based on sector benchmarking and reducing excess capacity.
Information technology
Achieve efficiencies in the IT area by rationalising our hardware set-up across business units and the ongoing standardisation of our global IT systems.To a large extent this will be based on our Matrix IT system. Our Matrix technology manages inbound just-in-time logistics and outbound logistics, and handles transportation, inventory management, order fulfilment, financial settlement and e-commerce applications. By implementing consistent technology solutions around the globe, we believe we are creating efficiencies not only for our own business, but more importantly for our customers.
Contract portfolio rationalisation
Adopt a more stringent set of commercial guidelines and evaluate all our logistics contracts in light of them.Where necessary, plans to rectify the situation or to terminate the contract are executed.This includes mandatory compliance with the division’s commercial guidelines.

We achieved progress in all these areas in 2003. In the under-performing business units, we installed new general and financial management teams.The changes brought fresh resolve for regaining customer and investor confidence.

Market trends
Competition
The logistics industry continues to be fragmented in a competitive market. Global industry leaders are competing not only with each other but also with a number of small local specialists. In 2003, the top 10 logistics players were estimated to control about 15% of the total market (source: Bear Stearns).This has not changed significantly compared to the previous year.

The global nature of customers’ demands drove logistics companies in the past few years to grow quickly through mergers and acquisitions. However, in 2003, the difficult economic climate, integration problems and falling profit margins slowed down the trend for acquisitions. Most companies became focused on improving internal efficiencies and launched various savings and consolidation programmes. For example, in France, where local players are relatively strong, a number of large international logistics companies reduced their operations in that country.

As the logistics industry develops, a two-tier provider trend is emerging in the industry. First-tier agents, known as lead logistics providers, are able to offer the broadest range of services, including the traditionally outsourced, second-tier functions –warehousing, transportation and freight forwarding.

Delivering services either through their own capabilities or by subcontracting in part to second-tier providers focused on warehousing, transportation and freight forwarding, lead logistics providers serve as a single point of contact for the customer As the complexity and scope of logistics assignments grows, we believe securing this role will be increasingly dependent on a provider's information technology capabilities and geographic reach. Customers for which we are a lead logistics provider include FIAT SpA and BMW North America.

2003 annual report	31

Back to Contents

Chapter 5 The logistics division

Customer trends
Originally, the main reason customers outsourced their logistics operations was to control and reduce costs.Today the expectations are higher. A third party logistics provider must be able to offer more efficient solutions for an ever-larger segments of the supply chain. More than before, a logistics company's success depends on its capacity to deliver integrated, end-to-end solutions with significant financial and operational improvements.

Information technology has become increasingly crucial for the logistics sector as it supports most of the supply chain processes. Technology such as radio frequency identification significantly changes some of logistics processes.The technology is used to track assets throughout the supply chain. In this case, a transponder (also called a tag) containing a unique identifier and specific product information is attached to a container or a pallet. This tag can be tracked at any point of the supply chain by communicating with readers.The technology is widely expected to improve efficiency in the warehouse operations and enhance visibility and tracking, which overall translates into better responsiveness in the supply chain. Our logistics division is already co-operating with different technology specialists: it launched pilots during 2003 and will continue this development in 2004.

Logistics companies are driven by their clients in terms of service offering and geographic expansion.Two areas that deserve particular attention in this respect are China and Eastern Europe.

Logistics industry investment in China continued to expand, helped by a positive change in the rules governing corporate activity in that market.The migration of manufacturing infrastructure to

China, the expected gradual rise in consumption and the relative lack of outsourced logistics activities in China make the market particularly attractive. Global logistics players have started reinforcing their presence in the country.We believe we are well positioned to thrive in this growth market as we have built up a market-leading position in the automotive market through our joint venture with the logistics division of China's leading automotive company, Shanghai Automotive Industry Corporation.

For similar reasons, in 2003, the development of the logistics industry in Eastern Europe accelerated ahead of the expansion of the European Union in 2004. A number of global players have announced new contracts and operations throughout the region and particularly in Poland, Hungary and the Czech Republic. Through the reinforcement of our management team in Central Europe during 2003 and our existing operations in Poland, Hungary and the Czech Republic, we expect to benefit from the outsourcing trends in these markets in the years to come.

As logistics providers become more experienced, more manufacturers decide to outsource their logistics activities.We believe approximately 30% of logistics in Europe was outsourced at the end of 2003.This percentage is expected to grow further. European clients tend to outsource a greater proportion of their supply chain relative to their global peers. Different surveys indicate that the rates of logistics penetration in North America and Asia are likely to catch up with Europe over time. Both the North American and the Asian markets have shown growth during 2003 and current outsourcing rates there are estimated at 12% and 5%, respectively (source: Bear Stearns).

Logistics financial review

Logistics operating revenues	Year ended at 31 December

	2003	2003	% variance	2002[1]	% variance	2001[1]

	US$	€		€		€
Total operating revenues	4,705	3,735	3.5	3,610	7.7	3,353

(in millions, except precentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Logistics operating income	Year ended at 31 December

	2003	2003	% variance	2002[1]	% variance	2001[1]

	US$	€		€		€
Earnings from operations	30	24	(84.7)	157	(17.4)	190
% of logistics operating revenues	0.6%	0.6%		4.3%		5.7%
Amortisation and impairment of goodwill	(286)	(227)	(224.3)	(70)	(2.9)	(68)

Total operating income (loss)	(256)	(203)	(333.3)	87	(28.7)	122

(in millions, except precentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

32	2003 annual report

Back to Contents

Logistics operating revenues per industry	Year ended at 31 December

	2003	% of total	2002[1]	% of total	2001[1]	% of total

	€		€		€
Automotive	1,428	38.2	1,379	38.2	1,409	42.0
Fast moving consumer goods	635	17.0	655	18.1	505	15.1
Hi-tech and electronics	499	13.4	445	12.3	453	13.5
Publishing and media	229	6.1	238	6.6	211	6.3
Tyres	221	5.9	219	6.1	195	5.8
Other	723	19.4	674	18.7	580	17.3

Total	3,735	100.0	3,610	100.0	3,353	100.0

(in millions, except precentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Logistics operating revenues per geographic region	Year ended at 31 December

	2003	% of total	2002[1]	% of total	2001[1]	% of total

	€		€		€
Europe	2,794	74.8	2,644	73.2	2,356	70.3
North America	630	16.9	704	19.5	767	22.9
Rest of world	311	8.3	262	7.3	230	6.8

Total	3,735	100.0	3,610	100.0	3,353	100.0
Number of countries of operation	36		36		29

(in millions, except precentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Logistics productivity statistics	Year ended at 31 December

	2003	2002[1]	2001[1]
Number of warehouses	506	447	379
Number of square metres managed (in thousands)	7,092	6,337	5,291

[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Logistics overview
During 2003, despite increased operating revenues compared to 2002, our logistics division incurred an operating loss of €  203 million. Included in this loss were € 163 million of non-cash costs for goodwill impairments, € 10 million of non-cash costs for asset impairments and € 69 million of various costs associated with the Transformation through Standardisation programme.

As a result of weak economic conditions in some of the markets in which we operate, we experienced significant declines in operating income for some of our businesses during the first half of 2003.These declines prompted us to revise our long-term forecasts for them and perform goodwill impairment tests on these businesses based on our revised forecasts.

2003 annual report	33

Back to Contents

Chapter 5 The logistics division

The result of the impairment review was that the carrying amounts of our France, Italy non-automotive, Germany, Nordics and Spain businesses exceeded their estimated recoverable amounts by € 173 million.This led to a pre-tax, non-cash € 163 million reduction in the carrying value of our goodwill and a pre-tax, non-cash impairment of € 10 million on the carrying value of assets.The impairments were allocated to these businesses as indicated below:

	Goodwill	Asset
	impairment	impairment	Total
France	76	6	82
Italy non-automotive	48	–	48
Germany	24	–	24
Nordics	15	–	15
Spain	–	4	4

Total impairment	163	10	173

(in € millions)

We expect our Transformation through Standardisation programme will have a positive effect on operating income of approximately € 55 million expected to be fully realised by 2005, the majority of which will benefit 2004.The first phase of our Transformation through Standardisation programme focuses on realising savings in the areas of procurement and contract rationalisations, together with co-ordinated actions for the operations in the under-performing countries.The second phase of actions brings in the standardised solutions in warehouse and transportation management.

In addition to focussing on the efficiency of our operations, we also manage our contract portfolio. In this process, we utilise a number of non-financial key performance indicators, notably our contract retention rates (the rate at which contracts due for renewal in any given period are successfully closed, defined as annualised revenue of contracts renewed divided by annualised revenue of contracts due for renewal) and our business development efficiency (the rate at which we convert new business opportunities to operational contracts, defined as the annualised revenue of new operational contracts divided by annualised revenue of potential contracts in a given period).

Logistics operating revenues
2003
Our logistics operating revenues for 2003 increased by € 125 million (3.5%) compared to 2002. Organic operating revenues increased by € 297 million (8.3%) in 2003, compared to 2002.This increase was primarily due to the commencement of new contracts in Europe (mostly in Italy, Germany, and the United Kingdom), North America, and Rest of world (mostly in Asia and South America) that generally offset the adverse impact of contract terminations in those countries.

In total, the net effect of acquisitions and disposals of group companies and joint ventures accounted for € 59 million (1.6%) of the logistics operating revenue growth during 2003. Foreign exchange effects decreased logistics operating revenues in 2003 by € 231 million (-6.4%) compared to 2002, mainly due to the appreciation of the euro against other currencies, especially in the United States, South America, United Kingdom and Asia.

Operating revenues in Europe grew by € 150 million (5.7%) in 2003, compared to 2002. Organic operating revenues in Europe in 2003 grew by € 148 million (5.6%) compared to 2002. New European contract wins included Pirelli and Volkswagen in Germany, Telecom Italia in Italy and KPN in the Netherlands.The commencement of a new FIAT contract in May also contributed to operating revenue growth in Europe. In France, operating revenues declined in 2003 due to contract terminations.The full year impact of prior year acquisitions of Transports Nicolas and our TNT-DFDS Transport Logistics joint venture provided a € 74 million (2.8%) increase in operating revenues in 2003.The effect of changes in foreign exchange rates decreased Europe’s operating revenues in 2003 by € 72 million (-2.7%) compared to 2002.

Operating revenues in North America declined by € 74 million (-10.5%) in 2003, compared to 2002. Organic operating revenues in North America in 2003 grew by € 50 million (7.1%) compared to 2002. New North American contract wins included NACCO, Mitsubishi North America and Interline Brands.The prior year’s gain on the termination of an automotive contract and related joint venture resulted in a negative acquisition effect of € 15 million (-2.1%) on operating revenue in 2003.The effect of changes in exchange rates decreased North America’s operating revenue in 2003 by € 109 million (-15.5%) compared to 2002.

34	2003 annual report

Back to Contents

Operating revenues in Rest of world grew by € 49 million (18.7%) in 2003, compared to 2002. Organic operating revenues in Rest of world in 2003 grew by € 99 million (37.8%) compared to 2002.This increase was due to new contract wins in Asia, including contracts with Isuzu and Philips India, as well as further growth of our TNT Anji joint venture in China.The effect of changes in exchange rates decreased operating revenues in 2003 by € 50 million (-19.1%) compared to 2002, mainly as a result of the increase in the euro relative to various Asian currencies.

By maintaining a focus on our strategic growth objectives, continually improving our business development processes and leveraging our knowledge globally, we have improved our business development efficiency (the rate at which we convert new business opportunities to operational contracts, defined as the annualised revenue of new operational contracts divided by annualised revenue of potential contracts in a given period) from 20% to 22%.

In addition, we have remained focussed on our existing contract base and held contract retention rates (the rate at which contracts due for renewal in any given period are successfully closed, defined as annualised revenue of contracts renewed divided by annualised revenue of contracts due for renewal) at approximately 70% in 2003. In this competitive environment, contracts have inevitably exited the portfolio as we seek to clean the portfolio and customers seek price reductions elsewhere. Examples of contract terminations include Ikea and Land Rover in the UK, Delphi in Spain and Goodyear in North America.

2002
The logistics operating revenues increased by € 257 million (7.7%) compared to 2001, despite the adverse economic environment.

The organic operating revenue increased by € 164 million (4.9%), primarily due to the start of our new joint venture in China and new contracts in Asia and the UK. Acquisitions of Advanced Logistics Services and Cargotech in 2001 and Transports Nicolas and the TNT DFDS Transport Logistics joint venture in 2002 contributed € 190 million to the growth (5.7%).The termination of an automotive contract and related joint venture resulted in a gain of € 15 million. Unfavourable foreign exchange effects were € 97 million (-2.9%), as a result of the appreciation of the euro against other currencies especially in the Americas, United Kingdom and Asia.

North American revenues fell by 8.2% during 2002, although much of the lost revenue related to the reduction of low-margin freight management business (-2.6%), coupled with unfavourable foreign exchange effects (-5.6%).

In line with our strategic objectives, the proportion of our logistics revenue generated from the automotive sector moved from 42.0% in 2001 to 38.2% in 2002, with new business in other sectors,

particularly fast-moving consumer goods, diversifying our customer base.

Logistics operating income
2003
The logistics division's operating income in 2003 decreased by € 290 million (-333.3%) compared to 2002, resulting in an operating loss of € 203 million. Amortisation of goodwill in 2003 increased by € 157 million (224.3%) compared to 2002.This increase was primarily due to the € 163 million goodwill impairment charge recorded in the third quarter and was partly offset by the resulting decrease in amortisation charge for the remainder of 2003.The impairments were made in respect of our France, Italy, Germany and Nordics businesses.These impairment charges are described in more detail in note 1 to our financial statements.

The logistics division's earnings from operations in 2003 decreased by € 133 million (-84.7%) compared to 2002. The decrease in operating income consists of an organic decrease of € 101 million (-64.3%), unfavourable impact of foreign exchange movements of € 15 million (-9.6%) and an unfavourable net effect from acquisitions and disposals of group companies and joint ventures of € 17 million (-10.8%).The majority of the decrease in organic earnings from operations was attributable to:

Asset impairments in France and Spain totalling € 10 million.
Costs associated with the Transformation through Standardisation programme of € 69 million.These costs can be broken down as follows:
–	Restructuring - € 34 million
This included expenses for redundancy payments and social plans executed in 2003 of € 16 million including the cost for replacement of management and consultancy costs to set up the Transformation through Standardisation programme as well as additions to our restructuring provisions of € 18 million at year end. During the year 903 employees were made redundant due to these restructurings.
–	Refinements of estimates - € 16 million Refinements of estimates of accruals and supplier rebates.
–	Contract rationalisation - € 6 million Costs associated with contract terminations in 2003 as part of the application of the division's commercial practice rules.
–	Warehousing - € 11 million
This related to the upgrading of leased buildings to contract requirements in particular for the closure of our Peschiera, Pandino and Pomezia warehouses in Italy and our Trappes warehouse in France. Of this amount € 3 million was spent in 2003.
–	Legal - € 2 million This related to claims and legal disputes.
A total of € 48 million of the deterioration in underlying business was attributed to France, Italy, Germany and Spain. The decline in earnings in these countries was due to operational difficulties on various contracts and increased fuel and staff costs that could not

2003 annual report	35

Back to Contents

Chapter 5 The logistics division

be fully transferred to the customer in France and Italy. Despite the positive revenue growth in Germany, earnings deteriorated due to declining volumes in our Innight business, which has a relatively high fixed-cost base coupled with a delay in the restructuring of our Innight operations. Deterioration in Spain’s earnings was predominantly due to the loss of a major contract in 2002, which accounted for 67% of Spain’s earnings in 2002.
The adverse impact from France, Italy, Germany and Spain was partly offset by increases in organic earnings from operations totalling € 26 million in the United Kingdom, North America, Benelux and China due to significant new contract wins and strong cost control

Negative foreign exchange rate effects on the earnings from operations of € 15 million (-9.6%) arose mainly from the appreciation of the euro against other currencies, especially in the United States, South America, United Kingdom and Asia.The net effect of acquisitions and disposals accounted for a decrease of € 17 million (-10.8%) in earnings from operations in 2003, due primarily to the effect of a € 15 million gain on the termination of an automotive contract and related joint venture in 2002.

Overall earnings from operations as a percentage of logistics operating revenues in 2003 decreased to 0.6% from 4.3% in 2002. The above-mentioned Transformation through Standardisation initiatives are aimed at reversing this trend.

2002
The logistics division's operating income decreased in 2002 by 28.7% to € 87 million. Amortisation of goodwill in 2002 increased by 2.9% to € 70 million primarily due to the acquisition of Transports Nicolas and TNT DFDS Transport Logistics in 2002 (€ 2 million) and the full year impact of the prior year's acquisitions.The logistics division's earnings from operations in 2002 decreased by € 33 million to € 157 million (-17.4%).The decrease in organic earnings from operations was € 44 million (-23.2%) and included the write-down of some assets and the recognition of provisions for onerous contracts. Unfavourable foreign exchange effects of € 8 million (-4.2%) arose mainly from the Americas,Asia and the UK, and were partly offset by € 19 million (10.0%) positive earnings contributions from acquisitions including the termination of a specific automotive contract and the related joint venture that resulted in a gain of € 15 million. Overall earnings from operations as a percentage of Logistics operating revenues decreased from 5.7% in 2001 to 4.3% in 2002.

In 2002, the decline in earnings and margin can be attributed to several factors including unfavourable economic conditions, specifically in Europe, that resulted in some large customers delaying outsourcing decisions and a decline in trading volumes with existing customers in which a portion of our costs are fixed. Another factor contributing to the decline was a combination of the recognition of unforeseen expenses, but these were largely offset by the positive impact of one-off gains and lower estimated future payments to settle current obligations. Lower utilisation of warehouse capacity on multi-user networks in the UK, France and Italy has also adversely affected trading results by reducing revenues without proportionately reducing costs. Despite the slowdown in the economy, operating margins have improved in North America due to the implementation of cost-control measures coupled with contract profitability management.

36	2003 annual report

Back to Contents
Chapter 6 Corporate governance

Introduction
We comply or will comply in the course of 2004 in all respects with the Dutch Corporate Governance Code, issued on 9 December 2003, except when specifically stated as shown in the grid below:

Dutch Corporate Governance Code provision	page
II.2.3 Shares granted to members without
financial consideration to be retained for a
period of at least five years or until at least
the end of employment	50
II.2.7 Maximum remuneration in the event
of dismissal of members of the Board of
Management	51, 58

Each substantial change in the corporate governance structure of the company and in the compliance of the company with the Dutch Corporate Governance Code is required to be submitted to the annual general meeting of shareholders for discussion under a separate agenda item.

The full text of the Dutch Corporate Governance Code can be viewed on our website, www.tpg.com.

We are not subject to any other corporate governance code.

Large company regime
Pursuant to the Enabling Act as currently in force, we are subject to the full “large” company regime.
In March 2001, the State expressed the intention to introduce legislation to amend the Enabling Act, with the effect that the large company regime as provided for in section 6 (afdeling 6) part 4 of book 2 of the Dutch civil code would apply to us as it applies to all other large companies. It would then be possible to exempt TPG N.V., as the parent company of the group, from the large company regime rules, which would substantially improve the rights of shareholders of our company. The large company rules would then be required to apply to the subholding company that will hold our Dutch interests.This means that, under certain circumstances, the rules for large companies may no longer apply to us in full or in part. Such legislation has not been introduced yet.

Board of Management
We are managed by a Board of Management, which is responsible for our overall results, our company’s mission, the vision and the strategy (which is required to be initiated by the chief executive officer). The responsibility for the management of our company is vested in the Board of Management as a whole. Our Board of Management consists of five members: a chairman and chief executive officer, a chief financial officer and three group managing directors. Our three divisions are responsible for the day-to-day business decisions and for the development and execution of business strategy within the framework set by our corporate strategy. The three group managing directors responsible for the management of their divisions. Our Board of Management is firmly committed to managing our company in a structured and transparent fashion. Our aim is to provide stakeholders with a clear view on corporate decisions and decision-making processes.The implementation of the divisional structure across countries and regions was completed in 2002.Value-based management was implemented and provides us with an additional framework for forward-looking management of the company based on objective criteria.

Our reporting structure is in line with the management supervision of distinct business activities and our corporate legal structure has largely been brought in line with our reporting structure.
Responsibility for implementing and ensuring the continued effectiveness of business controls lies with management.The success of these business controls is measured by management review, management self-assessment and internal audits conducted by our corporate audit services department.

Management of designated business activities and corporate audit services report on the strength of financial processes, and internal controls are presented to the Board of Management and discussed with the audit committee of the Supervisory Board.

Our Board of Management performs its activities under the supervision of the Supervisory Board. In performing its duties, our Board of Management acts in accordance with the interests of our company and the business connected with it and, to that end, is required to consider all appropriate interests associated with our company. Our Board of Management must in due time provide the Supervisory Board with all information necessary for the proper performance of its duties. In addition, the Board of Management is required to provide the necessary means, allowing the Supervisory Board and its individual members to obtain all information which is necessary in order for them to be able to function as a supervisory body of our company.

Our Board of Management is responsible for complying with all relevant legislation and regulations, for managing the risks associated with our company’s activities and for our financing.The Board of Management is required to report related developments to, and discusses the internal risk management and control systems with our Supervisory Board and its audit committee.

Representative authority, including with respect to the signing of documents, is vested in at least two members of the Board of Management acting jointly, as well as any other officers of our company as our Board of Management may appoint, subject to any restrictions imposed.The chief executive officer has discretion to exercise representative authority and sign documents in his individual capacity.

In the event of a conflict between our company and a member of our Board of Management, our company will be represented by

2003 annual report	37

Back to Contents

Chapter 6 Corporate governance

another member of our Board of Management or a member of our Supervisory Board appointed by our Supervisory Board for this purpose. Members of the Board of Management are appointed and can be suspended or dismissed by the Supervisory Board. Share ownership is not required to qualify as a member of the Board of Management.

The Board of Management is also responsible for our corporate sustainability policy, see chapter 9 – “Code of business principles & corporate social responsibility”.

Committees reporting to the Board of
Management
Our Board of Management has formed two internal committees to aid compliance with applicable corporate governance requirements.

Disclosure committee
The committee assists our Board of Management by working to ensure that our disclosures in all filed reports are accurate, complete, timely, understandable and that they fairly present the condition of the group in all material respects.The terms of reference of the disclosure committee are available for public inspection on our website.

The integrity committee
The aim of the integrity committee is to ensure full compliance with our code of business principles, our whistleblower policy and other internal procedures.The committee reports to our Board of Management.The terms of reference of the integrity committee will be made available for public inspection on our website.

The TPG Code of Business Principles
Our code of ethics, called the TPG Code of Business Principles, including our whistleblower policy, is included in chapter 9 –“Code of business principles & corporate social responsibility”. The whistleblower policy as included in our code of business principles, our whistleblower procedure and the terms of reference of our integrity committee, are available for public inspection on our website.

Our whistleblower policy and procedure provide the possibility for employees to report alleged irregularities, which they reasonably believe occur, or have occurred, whether such irregularities of a general, operational and financial nature in the company to management, the group compliance officer, the integrity committee, the audit committee and the Supervisory Board.The whistleblower policy and procedure set out the rights and obligations of any employee who makes a report under the policy and procedure and also sets out the duties of management. Employees who, in accordance with the whistleblower policy and procedure report, or assist in reporting irregularities can do so without jeopardising their legal position.

All our employees are encouraged to report to their management promptly any breach or suspected breach of any law, regulation, our code of business principles or other company policies and guidelines. Such reports can be submitted confidentially and anonymously by employees regarding questionable accounting, internal accounting controls or auditory matters or any other matter. Any reports relating to Board of Management members are directed to the chairman of the Supervisory Board.

Internal control and risk management
The Board of Management is responsible for our systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.

Our Board of Management successfully completed the implementation of its new company-wide risk management framework and risk assessment processes in 2003.We have established processes for identifying, evaluating and managing the significant risks faced by our company as a whole. Risk assessment takes place as an integral part of our company’s annual financial reporting cycle. Our current key risks are summarised in chapter 10 of this document.

The key features of the risk management process comprise the following procedures:
Responsibilities and accountabilities for risk management are clearly defined.
Senior members of management, led by the chief internal auditor and the group controller, review our company’s key risks and have created a group risk register.
Our company’s internal auditors carry out continuing assessments of the quality of risk management and control. They also promote effective risk management in the lines of business operations.
Our company has a half-yearly self-assessment process in place, which requires the internal certification through a letter of representation by all managing and finance directors of our group companies, divisional directors and corporate directors on their responsibilities amongst others towards the risk assessment process, effectiveness of internal controls procedures and financial reporting process.
The Board of Management reviews the company’s key risks and ensures the mitigating actions are taken through the strategic and budget processes.
The disclosure committee, on behalf of the Board of Management, considers the effectiveness of the operation of internal controls procedures in the group during the financial year and reports on this to the Board of Management. Joint ventures and associates that the company does not control, have not been dealt with as part of the group for the purpose of this internal control assessment.

38	2003 annual report

Back to Contents

Controls and procedures/audit committee investigation
Under the supervision and with the participation of our Board of Management, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 31 December 2003. Based on that evaluation and in light of the audit committee investigations described below, our Board of Management concluded that our disclosure controls and procedures, while generally effective, should be strengthened in the manner directed by the audit committee on behalf of the Supervisory Board. Except as described below, there have been no changes in our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to affect materially, our internal controls over financial reporting. We are committed to the ongoing enhancement of our controls and are making changes we believe will increase their efficiency and reliability.

In February and March 2004, (after the period covered by this annual report) our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK Inland Revenue and to our auditors PricewaterhouseCoopers with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The investigations conducted by our audit committee, with the assistance of independent legal counsel, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers. Based on the foregoing, the audit committee has directed the Board of Management to make organisational and personnel changes with respect to certain UK subsidiaries. We will also formalise and strengthen internal lines of communication and the monitoring of the tax and financial reporting functions around the group. These changes are being implemented, and the audit committee will continue to monitor progress.

Remuneration
For detailed information concerning the remuneration of our Board of Management, see the remuneration report in chapter 8. The remuneration report, which includes the remuneration policy for our Board of Management can also be viewed on our website. Our remuneration policy will be submitted to the 2004 annual general meeting of shareholders for adoption.

Members of our Board of Management may not sell shares granted to them pursuant to our equity plans without financial consideration until the earlier of five years following the grant of the shares and the end of the member’s employment with us, unless the member can demonstrate to our corporate secretary that the sale is prompted by required tax payments with respect to the shares.

Our Supervisory Board has adopted a policy concerning the ownership of and transactions in securities other than our securities by members of the Board of Management and of the Supervisory Board. The policy is incorporated in the by-laws of the Board of Management and Supervisory Board. We expect the policy will require that each member of the Board of Management and Supervisory Board give periodic notice, at least quarterly, to our corporate secretary of any changes in his or her holding of securities in Dutch listed companies. A member of the Board of Management or the Supervisory Board who invests exclusively in listed investment funds or who has transferred the discretionary management of his or her securities portfolio to an independent third party by means of a written mandate will be exempted from compliance with these notification requirements.

Contracts with members of the Board of
Management
As of September 2003, new members of the Board of Management are appointed for a period of four years. On expiry of the four-year term, a member of the Board of Management may be re-appointed for successive terms of not more than four years. In case of a proposed re-appointment the performance of the candidate as a member of the Board of Management will be taken into account. Employment contracts for new members of the Board of Management will entitle the member to a maximum of one year’s salary in the event of dismissal, irrespective of the duration of the employment contract. If this maximum would be manifestly unreasonable for a Board of Management member who is dismissed during his or her first term of office, the member will be eligible for total severance pay not exceeding twice his or her annual salary. Contracts dating before September 2003 continue unaltered for the time being until the legislative climate is clearer and market practice has developed.
We have no outstanding loans to any member of the Board of Management or the Supervisory Board or any executive officer, and we have not provided any guarantees for the benefit of any Supervisory Board members or any member of the Board of Management or any executive officer.

Conflicts of interest / related party transactions
The Supervisory Board is responsible for deciding on how to resolve conflicts of interest between Board of Management members, Supervisory Board members and the external auditor on the one hand and the company on the other.

A member of the Board of Management and of the Supervisory Board is required to report immediately and provide all relevant information to the chairman of Supervisory Board and to the other members of the Board of Management if it concerns a member of that board about any conflict of interest or potential conflict of interest that may be of material significance to the company and/or to him, including any conflict concerning his wife, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. If the

2003 annual report	39

Back to Contents

Chapter 6 Corporate governance

chairman of the Supervisory Board has a conflict of interest or potential conflict of interest that is of material significance to the company and/or to him, he is required to report this immediately to the vice-chairman of the Supervisory Board and provide all relevant information, including information concerning his wife, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree.

A decision to enter into a transaction involving a conflict of interest with a Board of Management member or a member of the Supervisory Board that is of material significance to our company or to the Board of Management / Supervisory Board member, requires the approval of the Supervisory Board.

The State is our only shareholder holding an interest exceeding 10% of our shares. In view of the transactions that we, with our mail, express and logistics business, may have with the State and any of its instrumentalities, the by-laws of the Board of Management provide that a transaction between us and these parties shall not be deemed of material significance below a threshold of € 22.5 million.Transactions with these parties above the just mentioned threshold require the approval of the Supervisory Board. All transactions between us and the State and any of its instrumentalities are required to be agreed on terms that are customary in the sector concerned.

Board of Management
M.P. Bakker, CEO (1961)
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
Shares owned: 7,097

J.G. Haars, CFO (1951)
Jan Haars has been Chief Financial Officer and a member of the TPG Board of Management since 1 August 2002. Mr. Haars succeeded Mr. Bakker who was appointed Chief Executive Officer of TPG from 1 November 2001. Before joining the company, Mr. Haars worked for ABN Amro Bank,Thyssen Bornemisza Group, Royal Boskalis Westminster, Rabobank Nederland and most recently he worked for Unilever N.V., as worldwide Group Treasurer.
Shares owned: 9,093

H.M. Koorstra, Group Managing Director Mail (1951)
Harry Koorstra has been Group Managing Director Mail and a member of the TPG Board of Management since July 2000. He joined TPG Post in 1991 as managing director of its then Media Service business unit and became a member of its board of management in 1997. Before joining the company, Mr. Koorstra worked for 15 years at the Netherlands’ largest publisher,VNU N.V., most recently as general director of its Admedia/VNU Magazine Group.
Shares owned: 5,566

D.G. Kulik, Group Managing Director Logistics (1948)
David Kulik has been Group Managing Director Logistics and member of the Board of Management since 1 September 2003. As Group Managing Director Logistics he is responsible for all our global logistics activities. Mr. Kulik joined the company in 2000 as Managing Director of TNT Logistics North America. Before joining the company, Mr. Kulik was president and chief executive officer of CTI Logistx Inc. since 1994. He was employed by the parent company CSX Corporation since 1988.
Shares owned: 3,910

M.C. Lombard, Group Managing Director Express (1958)
Marie-Christine Lombard is Group Managing Director Express as of 1 January 2004. She joined our express division in France in 1993. From the acquisition of Jet Services in 1999, Ms. Lombard was the Managing Director of the domestic express business and since March 2001 also of our international express business in France.
Shares owned: 0

Mr. Bakker is an advisory board member of ABN Amro Bank N.V.. Mr. Haars is a member of the supervisory board of Meljak B.V.. Mr. Koorstra is a member of the supervisory board of Hermans Holding B.V.. He is also member of the executive committee and general board of the Verbond van Nederlandse Ondernemingen. The members of our Board of Management have no other board positions other than those reflected above.

Two members of the Board of Management have a change of control provision in their contracts.This provision does not exceed two years’ salary plus two times the average of the bonuses paid in respect of the three consecutive financial periods of the company completed before termination and two years pension contribution.

The business address of all members the Board of Management is TPG N.V., Neptunusstraat 41-63, Hoofddorp, 2132 JA, the Netherlands.

Supervisory Board
The Supervisory Board is charged with supervising of the policies of the Board of Management and the general course of affairs of the company and the business connected with it, as well as assisting the Board of Management by providing advice.The Supervisory Board evaluates the main organisational structure and the control mechanisms established under the management of the Board of Management.The responsibility for proper performance

40	2003 annual report

Back to Contents

of duties is vested in the Supervisory Board as a whole.The Supervisory Board members may adopt an independent stance vis-à-vis the Board of Management.

In performing its duties the Supervisory Board acts in accordance with the interests of our company and the business connected with it and, to that end, considers all appropriate interests associated with the company. Supervisory Board members perform their duties without mandate and independent of any interest in the business of the company. They should not support one interest without regard to the other interests involved.

Our Supervisory Board is responsible for the quality of its own performance.

Appointment, expertise and composition
Due to the fact that we are subject to the large company regime, our Supervisory Board appoints its own members.The Supervisory Board consists of a minimum of seven and a maximum of 12 members. At present, our Supervisory Board has nine members. Share ownership is not required to qualify as a member of the Supervisory Board.

The Supervisory Board has prepared a profile of its size and composition, taking account of the nature of our business and activities and the desired expertise and background of the Supervisory Board members.The Supervisory Board evaluates the profile annually.

According to our by-laws and the profile of the Supervisory Board, a person may be appointed to the Supervisory Board for a maximum of three terms of four-years. Our articles of association and by-laws of the Supervisory Board also provide that Supervisory Board members shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board in order to avoid, as far as possible, a situation in which many reappointments occur simultaneously.The rotation plan can be viewed on our website.

The State of the Netherlands has relinquished its right to appoint three members of our Supervisory Board, and we amended our articles of association to that effect on 20 June 2002.This did not affect the term of office of the two members of the Supervisory Board, Mr. R.J.N. Abrahamsen and Mr. J.H.M. Hommen that were previously appointed by the Minister of Transport. Mr. R.J.N. Abrahamsen’s term expires in 2004 and Mr. J.H.M. Hommen’s term expires in 2005.

In accordance with the Dutch Corporate Governance Code, it is the intention of the Supervisory Board that its members will not hold more than five memberships in supervisory boards of Dutch listed companies (including our company). In this connection, a chairmanship counts twice. Each member of our Supervisory Board holding more than five such board memberships has committed himself to reduce his number of board memberships to a maximum of five by the middle of 2005. No new member of our Supervisory Board who holds more than five such board memberships will be appointed.

There is an agreed procedure for Supervisory Board members to take independent professional advice at the company’s expense, if so required.

For a description of our Supervisory Board’s activities in 2003, see the Report of the Supervisory Board in chapter 7.

The by-laws of the Supervisory Board are available for public inspection on our website, together with other information with respect to each member of our Supervisory Board.

Chairman and corporate secretary
The chairman of our Supervisory Board, Mr. M.Tabaksblat determines the agenda and presides over meetings of the Supervisory Board.The chairman is responsible for the proper functioning of the Supervisory Board and its committees. Furthermore, the chairman arranges for the induction and training programme for its members and initiates the evaluation of the functioning of our Supervisory Board and the Board of Management.

The chairman of our Supervisory Board may not be a former member of our Board of Management.

The Supervisory Board is assisted by our corporate secretary, who is also our general counsel. All members of the Board of Management and the Supervisory Board have access to the advice and services of the corporate secretary, who is responsible to the Supervisory Board for ensuring that Supervisory Board procedures are followed and for maintaining compliance with all applicable rules and regulations.The corporate secretary is required to, either on the recommendation of the Supervisory Board or otherwise, be appointed and dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained.

Committees of the Supervisory Board
The Supervisory Board has formed an audit committee, a remuneration committee, a nominations committee and a public affairs committee.The terms of reference of these committees can be viewed on our website.

Audit committee
The audit committee operates pursuant to terms of reference approved by the Supervisory Board according to the rules and regulations of the Dutch Corporate Governance Code.The audit committee annually reviews and reassesses the adequacy of the terms of reference.The audit committee is charged with assisting the Supervisory Board in advising on and monitoring of, inter alia, the integrity of our financial statements, our financing and finance related strategies and tax planning.

2003 annual report	41

Back to Contents

Chapter 6 Corporate governance

The audit committee’s terms of reference require it to consist of at least three members. All members of the audit committee must be Supervisory Board members who are independent within the meaning of the by-laws of the Supervisory Board. Each member of the audit committee must be financially literate and at least one member of the audit committee must have accounting or related financial management expertise. At least one member of the audit committee must be a financial expert as defined by the Securities and Exchange Commission. A member of the audit committee may not simultaneously serve on the audit committees of more than two other companies unless the Supervisory Board determines that this simultaneous service would not impair the ability of such member to serve effectively on the audit committee.

The audit committee and the remuneration committee may not consist of the same members.

The Supervisory Board has determined that Mr. J.H.M. Hommen and Mr. R.J.N. Abrahamsen qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

Remuneration committee
The remuneration committee is appointed by the Supervisory Board to draft the proposal of the remuneration policy for members of the Board of Management for the Supervisory Board and to draft a proposal for the remuneration of the individual members of the Board of Management, for adoption by the

Supervisory Board, and to determine the remuneration of the individual members of the Board of Management in accordance with the proposal so adopted. Furthermore, the remuneration committee prepares the allocation of management options and rights to shares in the company’s capital to other senior management of the company by the Supervisory Board.

Nominations committee
The nominations committee prepares the appointments by the Supervisory Board of members of the Supervisory Board and the Board of Management.The nominations committee is appointed by the Supervisory Board to draw up selection criteria and appointment procedures for Supervisory Board members and Board of Management members, to set up procedures to secure adequate succession of members of the Board of Management and the assessment of such candidates and to make proposals for appointments and reappointments.

Public affairs committee
The public affairs committee is appointed by the Supervisory Board to act as a sounding board and advisory committee for the Board of Management and its public affairs council in formulating and developing our public affairs policy, in particular for our mail division and for the implementation and tactical elaboration of its policy.The public affairs committee monitors the effectiveness of our public affairs policy and the implementation thereof by our public affairs council.

Additional Supervisory Board information

	Nationality	Appointed	Term expires	Committee membership

R.J.N. Abrahamsen	Dutch	May 2000	2004	Audit, Nomination
F. Bernabè	Italian	May 2000	2004	Audit
J.M.T. Cochrane	British	June 1998	2006	Remuneration
R. Dahan	Dutch	April 2003	2007	Audit
V. Halberstadt	Dutch	June 1998	2007	Remuneration, Public Affairs
J.H.M. Hommen	Dutch	June 1998	2005	Audit
W. Kok	Dutch	April 2003	2007	Nomination, Public Affairs
R.W.H. Stomberg	German	June 1998	2006	Remuneration, Nomination
M.Tabaksblat	Dutch	June 1998	2005	Nomination, Public Affairs

Remuneration
The remuneration of our Supervisory Board members is not dependent on our results. A Supervisory Board member may not be granted any shares and/or rights to shares by way of remuneration.The shares held by a Supervisory Board member in us are long-term investments.

42	2003 annual report

Back to Contents

Auditor
Our external auditor is appointed by our shareholders’ meeting. Our audit committee has the sole authority, subject to confirmation by our Supervisory Board, to recommend to our shareholders’ meeting the appointment or replacement of the external auditor.The audit committee on behalf of the Supervisory Board is required to be directly responsible for the compensation and oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.The audit committee is required to pre-approve all auditing and audit related services, and permitted non-audit services (including the fees and terms thereof) to be performed for us by the external auditor.

Conflicts of interest and potential conflicts of interest between the external auditor and the company are resolved in accordance with the terms of reference of the audit committee and in particular the following annexes thereto: the TPG policy on auditor independence and the TPG audit committee audit, audit-related, and non-audit services pre-approval policy, which can be viewed on our website.

We will only use the external auditor to provide services in cases where these services do not conflict with the external auditor’s independence.To maintain the external auditor’s independence and comply with applicable law and regulation, the TPG policy on auditor independence governs how and when we may engage the external auditor.The TPG policy on auditor independence can be viewed on our website.

The audit committee and the Board of Management are required to conduct once every three years a thorough assessment of the functioning of the external auditor within the various entities and in the different capacities in which the external auditor acts. The main conclusions of this assessment are required to be communicated to the general meeting of shareholders.

Internal auditors are required to operate under the responsibility of our Board of Management subject to monitoring of our internal audit function by the Supervisory Board, assisted by the audit committee.The Board of Management is required to ensure that the external auditor and the audit committee will be involved in drawing up the tasks of the internal auditors.

The independent external auditor is required to attend the meetings of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed and at which the approval of the annual accounts is determined.

See note 20 to the financial statements for the fees paid to PricewaterhouseCoopers Accountants N.V..

Shareholders
Our policy is to provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the share price.The contacts between the Board of Management on the one hand and press and analysts on the other must be carefully handled and structured, and the company must not engage in any acts that compromise the independence of analysts in relation to the company and vice versa.

2003 annual report	43

Back to Contents
Chapter 7 Report of the Supervisory Board

The year 2003 was a busy year for the Supervisory Board, because there were many meetings and many issues of major importance.

The Supervisory Board met seven times with the Board of Management and five times privately with the CEO; it also had a number of conference calls. In addition to the Supervisory Board meetings, the chairman of the Supervisory Board and the CEO met on a monthly basis.There was no frequent absence of any of the members of the Supervisory Board.

The Supervisory Board devoted again considerable time to discussions on our strategic plan.The Supervisory Board discussed with the Board of Management our objectives, strategy, associated risks and the mechanisms for controlling the financial risks. In view of the Sarbanes Oxley Act in the United States and corporate governance developments in Europe and the Netherlands, our corporate governance was reviewed. Although some of the terms of reference of the Supervisory Board committees had been amended early 2003, a more complete review of all by-laws and terms of reference took place in December 2003, and was finalised early 2004.The remuneration of the Board of Management was discussed in the remuneration committee and private meetings of the Supervisory Board, as were the management equity plans and the grant of options and shares to the Board of Management.

The Supervisory Board adopted our 2002 annual results and approved the final dividend in February 2003. In August 2003 the Supervisory Board reviewed our dividend policy and approved a proposal to increase the dividend pay-out ratio over time. In April 2003 the Supervisory Board approved the first quarter results, in August 2003 the half-year results and the interim dividend and in October 2003 the third quarter results. In December 2003 the Supervisory Board discussed the 2004 budget with the Board of Management.

During the year, the Supervisory Board frequently discussed the developments in the logistics division with the Board of Management, at which occasions it also received an update on the Transformation through Standardisation programme.The Supervisory Board approved a request by our express division for capital expenditure to replace certain aircraft with more modern and fuel-efficient aircraft. It also approved a capital expenditure request for the e-backoffice of the express division. Other topics discussed by the Supervisory Board were the regulatory environment in mail, growth areas for the divisions, our equity position and the impact of foreign exchange developments.

In private meetings with the chief executive officer, the Supervisory Board discussed the composition of the Board of Management. In September 2003, Mr. R.A.S. Rossi stepped down as member of the Board of Management.The Supervisory Board approved his severance payment and appointed Mr. D.G. Kulik as group managing director logistics and member of the Board of

Management effective 1 September 2003. In December 2003 the Supervisory Board accepted the resignation of Mr. A.D. Jones approving his severance payment and appointing Mrs. M-C Lombard as group managing director express and member of the Board of Management effective 1 January 2004.

In a private meeting in December 2003, which was partly attended by the chief executive officer, the Supervisory Board evaluated its working methods, procedures, its own functioning and that of its committees as well as the functioning of the Board of Management and its individual members and its relationship with the Board of Management. It discussed the composition of the Supervisory Board and its committees.The profile of the Supervisory Board Profile was reviewed and discussed (see our website www.tpg.com).

The committees of the Supervisory Board met separately throughout the year.The audit committee met five times and discussed our annual, half-year and quarterly results with the external auditors, PricewaterhouseCoopers Accountants N.V., in attendance.The audit committee also dealt with the proposal for the final dividend over 2002 as well as the proposal to change the dividend policy and to increase the pay-out ratio. In December 2003, the audit committee discussed our budget for 2004, and the pension coverage and accounting treatment thereof. Other issues dealt with by the audit committee were its terms of reference, auditor independence, whistleblower procedures, the internal audit charter, the strategy and scope for 2003 of the external audit, the external auditors fees for 2003, the Statement on Auditing Standards No.99 dealing with consideration of fraud in financial statements audit and the performance of the logistics division. In February and March of 2004, the audit committee conducted an investigation regarding representations made to the UK Inland Revenue and PricewaterhouseCoopers Accountants with respect to certain UK tax matters. See chapter 6 - "Corporate Governance - Controls and procedures/ audit committee investigation".

In 2003, the remuneration committee met seven times and had several telephone conferences dealing with compensation for the Board of Management, long-term incentive plans and share option plans, bonuses and the consequences of the Dutch corporate governance code. Other items were the remuneration of the Supervisory Board, the severance payments for Mr. R.A.S. Rossi and Mr. A.D. Jones and the remuneration policy.

The nominations committee met two times and had several telephone conferences. Subjects discussed were the resignation of Mr. R.A.S. Rossi and his succession as group managing director logistics as well as the resignation of Mr. A.D. Jones and his succession as group managing director express.

The public affairs committee met twice and discussed public affairs in general, the most relevant regulatory issues and liberalisation of the European postal market.

44	2003 annual report

Back to Contents

At the time of our general meeting of shareholders on 7 April 2004, Mr. R.J.N. Abrahamsen and Mr. F. Bernabè will reach the end of their tenure.The Supervisory Board intends to reappoint Mr.Abrahamsen as member of the Supervisory Board for a term of four years Mr.Bernabè is not available for re-appointment. Our central works council has been consulted with regard to this nomination and it has been established that the council will not use its right to submit objections to the proposed appointment.

Data as mentioned in article 2:142 (3) of the Dutch Civil Code can be found in the enclosed agenda for the annual general meeting of shareholders. In addition, each Supervisory Board member’s year of birth, current and former positions, number of shares held and other supervisory board memberships are presented below. Also listed are the date and term of first appointment, current term of office and memberships of Supervisory Board committees.

Independence of members of the Supervisory Board
All Supervisory Board members can be deemed to be independent in the sense of section III.2.2 of the Dutch corporate governance code.This means that none of the members of the Supervisory Board (or their partner or close relative):

has been a employee or member of the Board of Management of our company, receives personal financial compensation from our company or an associated company other than the compensation received as Supervisory Board member, has had a important business relationship with our company or a company associated with it, in the year prior to the appointment, is a member of the management board of a company in which a member of the Board of Management of our company is a supervisory board member, holds at least ten percent of the shares in our company,
is a member of the management board or supervisory board of a legal entity which hold at least 10% of the shares in our company, or has temporarily managed our company during the pervious twelve months.

Remuneration policy
For the remuneration policy as drawn-up by the remuneration committee and the remuneration of members of the Board of Management over 2003 see chapter 8.

Financial statements
In its meeting of 16 March 2004, the Supervisory Board adopted the financial statements on the recommendation of the Board of Management under the condition of completion of the examination by external auditor PricewaterhouseCoopers Accountants N.V.
PricewaterhouseCoopers’ report can be found on page 85.

The Supervisory Board recommends that the general meeting of shareholders approve the 2003 financial statements of our company.The shareholders will be asked to approve separately the Board of Management’s execution of company affairs in 2003 and the supervision exercised by the Supervisory Board.The appropriation of net income approved by the Supervisory Board can be found in chapter 12, under “Other information”.

Subject to approval of the financial statements, a dividend of € 0.48 per ordinary share of € 0.48 par value will be paid in respect of the 2003 financial year. An interim dividend of € 0.18 has already been paid in 2003, thus the final dividend per ordinary share will be € 0.30.

Finally, the Supervisory Board wishes to thank the Board of Management and all our employees for their contributions to our company in 2003.

On behalf of the Supervisory Board,

M.Tabaksblat
Chairman
Amsterdam, 18 March 2004

Supervisory Board

M.Tabaksblat (1937)
Mr.Tabaksblat is chairman of the Supervisory Board. He was initially appointed member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2005, at the Annual Shareholders Meeting held in 2001. He was appointed as chairman of the Supervisory Board on 30 August 2001.
Mr.Tabaksblat is chairman of the supervisory boards of AEGON N.V., Reed Elsevier N.V. and Reed Elsevier plc. He was formerly chairman and CEO of Unilever N.V.
Shares owned: 0

J.M.T. Cochrane (1944)
Mr. Cochrane has been vice chairman of the Supervisory Board since 2 November 2001. He was appointed member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2006, at the annual shareholders’ meeting held in 2002. Mr. Cochrane is chairman of Avidex Ltd. and chairman of SW London Strategic Health Authority. He is a former director of Glaxo Wellcome plc, responsible for international operations, and a former executive director of Wellcome plc.
Shares owned: 0

2003 annual report	45

Back to Contents

Chapter 7 Report of the Supervisory Board

R.J.N. Abrahamsen (1938)
Mr. Abrahamsen was appointed as a member of the Supervisory Board by the Minister of Transport on 9 May 2000. His term expires in 2004. Mr. Abrahamsen is member of the supervisory boards of Fluor Daniel B.V., PON Holdings B.V., Havenbedrijf Rotterdam N.V., Optimix Vermogensbeheer N.V., ANP, Madurodam B.V., Royal BAM Group, SNT Group N.V,Trans Link Systems and Vitens N.V. He is a former member of the management board and chief financial officer of KLM Royal Dutch Airlines N.V. and senior executive vice-president of ABN AMRO Bank N.V.
Shares owned: 0

F. Bernabè (1948)
Mr. Bernabè was appointed as a member of the Supervisory Board on 9 May 2000. His term expires in 2004. Mr. Bernabè is vice chairman of H3G SpA, chairman of Franco Bernabè Group and chairman of Le Biennale di Venezie. Mr. Bernabè was formerly senior economic advisor to the OECD in Paris and director of Economic Studies at FIAT. He has held several positions and most recently was chief executive officer of ENI and chief executive officer of Telecom Italia SpA. He is a member of the supervisory boards of Petrochina,Tiscali and ACEA. Shares owned: 516

R. Dahan (1941)
Mr. Dahan was appointed as a member of the Supervisory Board on 1 April 2003. His term expires in 2007. Mr. Dahan is a member of the supervisory board of VNU N.V., a member of the International Advisory Board of the Instituto de Empresa Business School in Madrid, a member of the International Advisory Board CVC Capital Partners in London and a member of the Advisory Board of the Guggenheim Group in New York. He was formerly Executive Vice President and Director of Exxon Mobil Corporation and held various positions with its subsidiaries.
Shares owned: 0

V. Halberstadt (1939)
Mr. Halberstadt was appointed as a member of the Supervisory Board on 28 June 1998 and re-appointed in 1999 and in 2003. His term expires in 2007. Mr. Halberstadt is a professor of public finance at Leiden University. Mr. Halberstadt is a Crown-member of the Social and Economic Council, international advisor of Goldman Sachs Group Inc., a non-executive director of PA Holdings Ltd, and chairman of the International Advisory Board of DaimlerChrysler AG. Furthermore, he is a member of the supervisory boards of DaimlerChrysler AG, Royal KPN N.V. and Concertgebouw N.V.
Shares owned: 0

J.H.M. Hommen (1943)
Mr. Hommen was appointed to the Supervisory Board on 28 June 1998 and in 2001 he was re-appointed for four years by the Minister of Transport. Mr. Hommen is vice-chairman of the board of management (since 28 March 2002) and chief financial officer of Royal Philips Electronics N.V.. Mr. Hommen was formerly executive vice president and chief financial officer of the Aluminum Company of America (Alcoa). He is a member of the supervisory board of Atos Origin and Royal Ahold N.V., chairman of the supervisory board of the Academisch Ziekenhuis Maastricht, chairman of the college van beheer of Philips Pension Fund and chairman of the board of directors of MedQuist, USA.
Shares owned: 0

W. Kok (1938)
Mr. Kok was appointed as a member of the Supervisory Board on 1 April 2003. His term expires in 2007. Mr. Kok is member of the supervisory boards of Royal Dutch Petroleum Company N.V., ING Group N.V. and KLM Royal Dutch Airlines N.V.. Mr. Kok was formerly Prime Minister of the Netherlands, Minister of Finance, Member of Parliament, chairman of the Confederation of Dutch Trade Unions and the European Trade Union Confederation.
Shares owned: 0

R.W.H. Stomberg (1940)
Mr. Stomberg was appointed as a member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2006, at the annual shareholders meeting held in 2002. Mr. Stomberg is chairman of Management Consulting Group plc and a non-executive director of Smith & Nephew plc, Reed Elsevier N.V. and Reed Elsevier plc. Mr. Stomberg is also member of the supervisory board of Scania AB, chairman of the supervisory board of Deutsche BP AG and chairman of the Advisory Board of Hoyer GmbH in Hamburg. Mr. Stomberg was formerly a managing director of British Petroleum Company plc and the chief executive of BP Oil International.
Shares owned: 0

The business address of all members the Supervisory Board is TPG N.V., Neptunusstraat 41-63, Hoofddorp, 2132 JA, the Netherlands.

46	2003 annual report

Back to Contents

Chapter 8 Remuneration report

Introduction
In accordance with our articles of association, the remuneration of the members of the Board of Management is the responsibility of the Supervisory Board.The remuneration of the individual members of the Board of Management (including equity-based compensation) has to be in compliance with the remuneration policy.The remuneration policy has to be adopted by the annual general meeting of shareholders.The remuneration committee is appointed by our Supervisory Board to draft the proposal for the remuneration policy for members of the Board of Management and the proposal for the remuneration for the individual members of the Board of Management.

The remuneration committee is made up of at least three members of the Supervisory Board and is chaired by the vice-chairman of the Supervisory Board. In 2003 the remuneration committee comprised J.M.T. Cochrane (chairman),V. Halberstadt and R.W.H. Stomberg. None of the members of the remuneration committee is a member of the management board of another Dutch listed company and none of the members of the remuneration committee is member of the audit committee. During 2003, the remuneration committee met seven times.The chief executive officer was invited for all meetings except the meeting where his own terms or conditions were discussed.The secretaryship of the committee is filled by our corporate human resources department.

The remuneration committee used professional advice from the following independent external advisors:
Allen & Overy provided legal advice on employment related matters,
Towers Perrin advised on remuneration market practice and equity based compensation,
Petercam Bank Nederland B.V. advised on our total shareholder return performance compared to our peer group,
Ernst & Young provided tax advice relating to the employment of the UK- and US-based members of the Board of Management, and
KPMG advised on matters relating to the pensions of the members of the Board of Management.

This report sets out the policies on the remuneration of the members of the Board of Management and the members of the Supervisory Board. It also contains the disclosure of the remuneration paid to individual members of the Board of Management.

Remuneration policy for the Supervisory Board
The remuneration of the members of the Supervisory Board is currently based on a base compensation and a variable compensation linked to attendance of the meetings of the committees of the Supervisory Board.The members of the Supervisory Board do not receive any performance or equity related compensation and do not accrue any pension rights with our company.The members of the Supervisory Board do not receive any severance payments in the event of termination. The compensation of the members of the Supervisory Board is reviewed regularly. Recent benchmark studies by external consultants made clear that there is a discrepancy between market practice and the current remuneration of the Supervisory Board. It is apparent that the current remuneration of the members of the Supervisory Board is below market practice.The Supervisory Board will reconsider this issue in 2005.

Remuneration policy for the Board of Management
The remuneration policy for the members of the Board of Management set forth below is drawn up by the Supervisory Board and will be submitted to the annual general shareholders meeting for adoption on 7 April 2004.

Term of appointment and employment contracts
The members of the Board of Management appointed before September 2003 have been appointed for an indefinite term. As of September 2003, new members of the Board of Management are appointed for a period of four years. On expiry of the four-year term, a member of the Board of Management may be re-appointed for successive terms of not more than four years. In case of a proposed re-appointment the performance of the candidate as a member of the Board of Management is taken into account.The Supervisory Board has agreed with the members of the Board of Management that as of 2004, each year a board member will step

			Date of appointment
	Employed		as Board	Eligible for
	with us since	Term of employment	member / CEO	re-appointment

Peter Bakker [1]	14 Oct. 1991	Indefinite	1 Nov. 2001	2004, 2008
Harry Koorstra	1 Oct. 1991	Indefinite	1 July 2000	2005
Jan Haars	1 Aug. 2002	Indefinite	1 Aug. 2002	2006
Dave Kulik	4 Sept. 2000	Four years	1 Sept. 2003	2007
Marie-Christine Lombard [2]	15 Dec. 1998	Four years	1 Jan. 2004	2008

[1]	Peter Bakker was appointed CFO of the Board of Management effective 28 June 1998.
[2]	For the purpose of the policy part of the remuneration report, Marie-Christine Lombard is included in the tables instead of Alan Jones, although Marie-Christine Lombard was appointed group managing director express and member of the Board of Management as of 1 January 2004.

2003 annual report	47

Back to Contents

Chapter 8 Remuneration report

down and be eligible for re-appointment for a new four-year term according to the following re-appointment plan:

Objective of remuneration
The objective of the remuneration policy is to attract, motivate and retain qualified members of the Board of Management of the highest calibre, with an international mindset and background essential to the successful leadership and effective management of a large global company and to reward them accordingly based on performance.The remuneration structure for the Board of Management is therefore designed to balance short-term operational performance with the longer-term objectives of the company.Total remuneration is benchmarked against the relevant market.

Remuneration elements
The remuneration for members of our Board of Management comprises the following elements: a base salary and other periodically paid compensation (together periodically paid compensation), a short-term incentive component, a share-matching scheme, a long-term incentive component and pension arrangements. Only the periodically paid compensation is fixed, all other components are linked to performance.

Total compensation is set at a medium- to third-quartile level relative to the European reference market for executive directors of multinational companies.The European market is defined as the composite market of the Netherlands, the United Kingdom, Germany, France, Belgium, Switzerland and Italy:

Country	Reference market

The Netherlands	AEX
United Kingdom	FTSE 100
Germancy	DAX 30
France	CAC 40
Belgium	BEL 20
Switzerland	SMI 25
Italy	MIB 30

This reference market reflects companies with comparable revenue, number of employees and international character.

Base salary
The base salary for members of the Board of Management is set at a median level relative to the European reference market for executive directors of multinational companies as set out above. For the base salary of the members of the Board of Management the remuneration level of the country of residence is benchmarked against the average European market. In case the remuneration level in the country of residence exceeds the European market then the base salary is set against the reference market of the country of residence.

Other periodically paid compensation
Members of the Board of Management benefit from other periodically paid compensation or benefits in kind.These compensation elements can comprise elements based on historic contractual benefits or compensation elements based on local practice.Typical examples are a company car or an allowance for medical insurance.

Variable compensation
We consider variable compensation an important part of the remuneration package for the members of the Board of Management.The bonus targets and performance conditions reflect the key drivers for value creation and medium- to long-term growth in shareholder value.Therefore, a considerable part of the total compensation consists of variable compensation, depending on performance measures.

Consistent with the above principles, approximately half of the total compensation of a member of the Board of Management is performance linked.

Short-term incentive: cash bonus
The members of the Board of Management are eligible to participate in a short-term incentive programme that provides an annual bonus for the achievement of predetermined targets. These targets are agreed and set by our Supervisory Board at the beginning of each financial year.The at-target bonus level is 60% of base salary with an additional 15% available for over-achievement.

The targets for the chief executive officer and the chief financial officer are set in terms of earnings per share growth from continuing operations.This target was chosen because it best reflects our commitment towards our shareholders in the form of the announced outlook range.The targets for a divisional member of the Board of Management consist 50% of targeted earnings per share growth from continuing operations of the company as a whole and 50% of internal targeted economic profit of the relevant division.The divisional members of the Board of Management have these two targets to illustrate their responsibility towards our company as a whole as well as towards a profitability of their own division. Both targets are measured independently and the realisation of these targets can independently lead to bonus payments.

48	2003 annual report

Back to Contents

	Earnings per share growth target		Economic profit target

	At target	Bonus range	At target	Bonus range	Total range

Peter Bakker	60%	50% - 75%	–	–	50% - 75%
Jan Haars	60%	50% - 75%	–	–	50% - 75%
Harry Koorstra	30%	25% - 37.5%	30%	25% - 37.5%	50% - 75%
Dave Kulik	30%	25% - 37.5%	30%	25% - 37.5%	50% - 75%
Marie-Christine Lombard	30%	25% - 37.5%	30%	25% - 37.5%	50% - 75%

The bonus based on the realised earnings per share from continuing operations will be calculated using a sliding scale with a bonus equal to the “at-target” bonus percentage (60% or 30%) of annual salary payable on achievement of the midpoint percentage earnings per share from continuing operations growth. A bonus of 50% or 25% of annual salary will be paid on the achievement of the lowest percentage earnings per share from continuing operations as mentioned in the outlook range. A bonus of 75% or 37.5% of annual salary will be paid on the achievement of earnings per share from continuing operations percentage on the topside of the outlook range or more. If the earnings per share from continuing operations growth is below the minimum of the outlook range no bonus is payable in relation to this target.

The same sliding scale methodology is also applicable for the determination of the part of the bonus for the divisional Board Members based on the divisional economic profit results.The “at-target” bonus of 30% of annual salary will be payable on achieving 100% of targeted economic profit.The minimum bonus of 25% of annual salary is payable on achieving 90% of targeted economic profit and the maximum bonus is payable on achieving 120% of targeted economic profit or more. No bonus will be paid for the economic profit results if the economic profit results are below 90% of target.

Share-matching scheme
Any bonus payable under the short-term incentive scheme described above will be paid 75% in cash and 25% in our shares at the then current market value with an accompanying right on matching shares.The number of bonus shares involved is calculated by dividing the 25% of the bonus by the share price on the day of grant (2004 onwards: the day following the announcement of the first quarter results). If at least 50% of the shares are retained for a period of at least three years, the company will match the shares earned under the short-term incentive scheme on a one-to-one basis. In compliance with the Corporate Governance Code, the members of the Board of Management will not sell their bonus or matching shares before the earlier of five years from the date of grant or the end of the employment relation. Any sale of shares for the purpose of using the proceeds for the tax relating to the grant of these shares is exempted from this practice.

Long-term incentives: share options and performance shares
The long-term incentive for the members of the Board of Management comprises two elements: the TPG share option scheme and the TPG performance share scheme. Both long-term incentives focus Board of Management members on the growth of long-term sustainable value for shareholders.These incentive schemes operate under a performance schedule and compensate Board of Management members for improved shareholder performance over a three-year financial period.

Under the share option scheme, share options are awarded to Board of Management members.The options’ exercise price equals the average market price on Euronext Amsterdam on the date of grant (2004 onwards: the day following the announcement of first quarter results).The share options are exercisable after three years. Please refer to the paragraph on the TPG option scheme for more information.

Under the performance share scheme, rights on our shares are awarded to Board of Management members, which are exercisable after three years.The number of shares is calculated by dividing the available amount by the share price on the date of grant (2004 onwards: the day following the announcement of first quarter results). Please refer to the paragraph on the TPG performance share scheme for more information.

The allocation keys of both the share option scheme and the performance share scheme are benchmarked on a yearly basis. Both the number of options on shares and rights on performance shares granted and the total compensation including the value of the long-term incentive are benchmarked against market practice using the same reference market as described earlier. The market practice developments in this respect are derived from periodic reports prepared by Towers Perrin. Based on the outcome of this benchmark the allocation of options and rights on performance shares to the members of the Board might be adjusted to reflect the medium to third quartile total compensation position we want to maintain.

Both long-term incentive schemes operate on the basis of the same performance schedule.The vesting of options and performance shares is conditional on the achievement after three years of certain targeted levels of total shareholder return when

2003 annual report	49

Back to Contents

Chapter 8 Remuneration report

compared against two benchmarks: (a) the AEX index of Euronext Amsterdam and (b) a peer group of direct competitors.Total shareholder return is defined for this purpose as “the return to shareholders from investing in shares, in terms of both share price appreciation and dividends”, assuming reinvestment of dividends. Under this performance schedule 0% - 150% of the base allocation of the share options and 0% - 120% of the base allocation of the performance shares might vest depending on our relative total shareholder return performance during the three financial years starting with the year of grant.

During the vesting period, the total shareholder return data are compiled by the bank Petercam Nederland B.V. based on the information from objective data providers (Bloomberg) and reported quarterly. After the three-year vesting period, the remuneration committee will advise the Supervisory Board on the vesting of performance shares and share options.

The option grant and the grant of performance shares are divided into two equal parts.The two parts will vest as follows:
1.	The vesting of 50% of the share options and performance shares will be determined by reference to the relative position of our total shareholder return after three years in the peer group consisting of other Euronext Amsterdam listed companies.
2.	The vesting of the remaining 50% of the share options and performance shares will be determined by reference to the relative position of our total shareholder return after three years in the peer group of international direct competitors.

1. AEX peer group
Half of the options or performance shares will vest by reference to our relative position in the AEX index of Euronext Amsterdam as calculated in accordance with the following ranking table.

	TSR performance against the Euronext Amsterdam peer group

TSR ranking after		Proportion of	Vesting of
performance period within	TSR ranking	the base	share options /
AEX peer group	in quartiles	allocation vesting	performance shares [1]

1 - 6	1st quartile	75% / 60% [2]	750 / 600 [2]
7 - 12	2nd quartile	50%	500
13 - 18	3rd quartile	25%	250
19 - 25	4th quartile	0%	0

[1]	Calculated using a base allocation of 1000 option/shares.
[2]	Share options 75%, performance shares 60%.

2. Direct competition peer group
The remaining half of the share options or performance shares will vest by reference to our relative position in the international direct competition peer group as calculated in accordance with the following ranking table.

For this purpose, our peer group of direct competitors consists of UPS, FedEx, DPWN, Exel and Hays (until 31 October 2003; for the performance schedule attached to the grants of 2004 onwards the Supervisory Board will decide on a replacement for Hays).

	TSR performance against direct competitors (DC)

TSR ranking after		Proportion of	Vesting of
performance period within	TSR ranking	the base	share options /
DC peer group	in quartiles	allocation vesting	performance shares [1]

1	1st quartile	75% / 60% [2]	750 / 600 [2]
2 - 3	2nd quartile	50%	500
4 - 5	3rd quartile	25%	25
6	4th quartile	0%	0

[1]	Calculated using a base allocation of 1000 option/shares.
[2]	Share options 75%, performance shares 60%.

Shares granted to our Board of Management via our equity plans without financial consideration must be retained for a period of at least five years or until at least the end of employment, if this period is shorter, unless it can be demonstrated to our corporate secretary that their sale is prompted by required tax payments with respect to these shares.

50	2003 annual report

Back to Contents

Pension
Our pension policy is that pension arrangements should be in line with local practice in the country of residence of the Board members and the pension benefits provided should be consistent with those provided by other multinational companies in those countries.The pension policy for the members of the Board of Management aims at a retirement age between 60 and 65 with a benefit commensurate with benefits for members of the Board of Management of comparable companies in the country of residence.

The pension arrangements for all Board members include entitlement to a pension in the event of ill health or disability and a spouse’s/ dependant’s pension on death.

Severance
In relation to contracts with members of the Board of Management we aim to set the severance payments at one-year of base salary. Contracts entered into before September 2003 will remain unaltered for the time being until the legislative climate is clearer and market practice has developed.

Loans
We do not grant personal loans to any of our Board of Management and Supervisory Board members.

Remuneration of members of the Supervisory Board in 2003
Over 2003, the accrued remuneration of the members of the Supervisory Board, excluding VAT, amounted to € 361,889 (2002: 359,051; 2001: 360,752).The remuneration of the individual members of the Supervisory Board is set out in the table below:

Supervisory Board compensation	Base	Other	Total
	compensation	payments [1]	remuneration

R.J.N. Abrahamsen	36,302	2,836	39,138
F. Bernabè	36,302	1,702	38,004
J.M.T. Cochrane	36,302	4,538	40,840
R. Dahan [2]	27,227	2,269	29,496
V. Halberstadt	36,302	4,538	40,840
J.H.M. Hommen	36,302	2,836	39,138
W. Kok [2]	27,227	1,134	28,361
R.W.H. Stomberg	36,302	4,538	40,840
M.Tabaksblat	45,378	1,702	47,080

Total current Supervisory Board members	317,644	26,093	343,737

W. Dik	9,076	–	9,076
A. Maas	9,076	–	9,076

Total former Supervisory Board members	18,152	–	18,152

Total Supervisory Board compensation	335,796	26,093	361,889

[1]	Payments relating to number of Supervisory Board committee meetings attended.
[2]	Mr. R. Dahan and Mr.W. Kok joined the Supervisory Board as of 1 April 2003.

No options or shares are granted to members of the Supervisory Board, and none of the members of the Supervisory Board has accrued any pension rights with our company.

Remuneration of members of the Board of Management in 2003
During 2003, the Board of Management consisted of five members. Per 1 September 2003 the group managing director logistics Roberto Rossi stepped down and per the same date Dave Kulik was appointed group managing director logistics. As of 1 January 2004 Marie Christine Lombard succeeded Alan Jones as group managing director express.

Roberto Rossi received a severance payment of € 2.0 million.This amount represented three years of base salary and was a contractu-

ally agreed severance arrangement as specified in his employment contract. Alan Jones was paid an amount of € 0.7 million in settlement of the notice period under his employment contract. A further € 3.9 million pension obligation has been funded in settlement of an old pension claim and the contractual funding obligations during the notice period of Mr. Jones’ contract.

Total remuneration
In 2003, the remuneration, including pension and social security contributions, of the current and the former members of the Board of Management amounted to € 13,923,698 (in 2002: € 7,243,908; 2001: € 9,877,168). Included is € 8,873,421 (in 2002: € 14,266; 2001: € 4,260,653) with respect of former members of the Board of Management.

2003 annual report	51

Back to Contents

Chapter 8 Remuneration report

The remuneration of the individual members of the Board of Management is set out in the table below:

Compensation & benefits				Pension
Board of Management	Periodic	Profit		contributions
	paid	share and	Severance	for future
	compensation	bonus	payments	payments	2003 total	2002 total

Peter Bakker	943,154	21,674	–	488,201	1,453,029	1,484,894
Jan Haars	528,330	162,502 [2]	–	480,957	1,171,789	1,817,077
Harry Koorstra	634,313	208,951	–	1,132,049	1,975,313	882,181
Dave Kulik [1]	245,570	11,942	–	192,634	450,146	–

Total current
Board of Management	2,351,367	405,069	–	2,293,841	5,050,277	4,184,152

Ad Scheepbouwer	–	–	–	–	–	(39,770)
John Fellows	–	33,891	–	–	33,891
Carel Paauwe	–	–	–	–	–	36,267
Bert van Doorn	–	52,139	–	–	52,139	(10,763)
Alan Jones	1,047,143	292,718	747,665	4,162,574	6,250,100	1,736,748
Roberto Rossi	458,760	–	1,967,449	111,082	2,537,291	1,337,274

Total former
Board of Management	1,505,903	378,748	2,715,114	4,273,656	8,873,421	3,059,756

Total Board of Management	3,857,270	783,817	2,715,114	6,567,497	13,923,698	7,243,908

[1]	From 1 September 2003.
[2]	Includes € 150,000 moving allowance.

Base salary
Details of the base salary and the other periodic paid compensation elements of the current Board of Management are set out below:

Compensation & benefits	Base salary	Other periodic	2003 Periodic paid
Board of Management		paid compensation [1]	compensation

Peter Bakker	900,000	43,154	943,154
Jan Haars	500,000	28,330	528,330
Harry Koorstra	600,000	34,313	634,313
Dave Kulik [2]	224,972	20,598	245,570

Total current
Board of Management	2,224,972	126,395	2,351,367

[1]	Includes company costs related to tax and social security.
[2]	From 1 September 2003.

Short-term incentive
Since 2002, we account for bonus payments on the basis of the accrued bonuses for the performance of the year reported. In 2003, an amount of € 1,557,970 was paid to the members of the Board of Management for performance over 2002 (2002 profit share and bonus of € 2,191,216 minus € 633,246*). In the table below the amount of € 191,952 reflects the accrued bonuses for performance over 2003 and the amount of € 63,117 reflects the accrued costs for the rights on matching shares that were granted in 2003.

All economic profit targets for 2003 except for our logistics division were met.The 2003 earnings per share target was not met.

*The 2002 bonus amount for Jan Haars of € 858,246 consisted of € 225,000 bonus and a sign on bonus of € 633,246.

52	2003 annual report

Back to Contents

The 2003 profit share and bonus amounts accrued for the members of the Board of Management are as set out below:

Compensation & benefits
Board of Management	Accrued	2003 bonus as	Other bonus /	Accrued for
	for 2003	percentage of	special	matching	Profit share
	performance	base pay	payments	shares	and bonus

Peter Bakker	–	–	–	21,674	21,674
Jan Haars	–	–	150,000 [1]	12,502	162,502
Harry Koorstra	191,952	32%	–	16,999	208,951
Dave Kulik	–	–	–	11,942	11,942

Total current Board of Management	191,952	–	150,000	63,117	405,069

[1] Moving allowance

Share-matching scheme
In 2003, a total bonus amount of € 1,557,970 related to company results was paid to the members of the Board of Management. Of this amount, 75% (€ 1,168,478) was paid in cash and 25% (€ 389,493) was paid in shares.These bonus shares are held in a trust by our share administrator.

All members of the Board of Management participated in the scheme and none of the acquired shares were sold during their Board membership. Current holdings of bonus-related shares (including shares from reinvested dividends) and matching entitlement is set out in the following two tables below:

			Number of bonus related shares

				Granted or	Sold or
			Shares held	acquired	transferred	Shares held
			as of	during the	during	as of
	Year		1 Jan 2003	year	the year	31 Dec 2003

Board of Management
Peter Bakker	2003	Bonus	–	7,042	–	7,042
		Dividend	–	55	–	55
Jan Haars	2003	Bonus	–	4,062	–	4,062
		Dividend	–	31	–	31
Harry Koorstra	2003	Bonus	–	5,523	–	5,523
		Dividend	–	43	–	43
Dave Kulik	2003	Bonus	–	3,880	–	3,880
		Dividend	–	30	–	30

Current members	total		–	20,666	–	20,666

Former members	total		–	11,586	2,575	9,011

Total			–	32,252	2,575	29,677

The shares granted during the year in the table above represent 25% of the remuneration costs of the bonuses of 2002 as reported in 2002.

2003 annual report	53

Back to Contents

Chapter 8 Remuneration report

		Number of matching rights on shares

							Remaining
		Outstanding	Granted	Exercised	Forfeited	Outstanding	years
		as of	during	during the	during the	as of	contractual
	Year	1 Jan 2003	the year	year	year	31 Dec 2003	life
Board of Management
Peter Bakker	2003	–	7,042	–	–	7,042	2.3
Jan Haars	2003	–	4,062	–	–	4,062	2.3
Harry Koorstra	2003	–	5,523	–	–	5,523	2.3
Dave Kulik	2003	–	3,880	–	–	3,880	2.3

Current members	total	–	20,507	–	–	20,507	–

Former members	total	–	11,498	–	11,498	–	–

Total		–	32,005	–	11,498	20,507	–

The number of matching rights on shares granted on 21 February and active per 28 April 2003 have been accrued as part of the remuneration costs of 2003 on a lineair basis.

Long-term incentives
The maximum number of options and performance shares that can vest are disclosed in this report (150% of base allocation share options and 120% of base allocation performance shares).

54	2003 annual report

Back to Contents

Long-term incentive: share option scheme
The table below summarises the status of the options granted to the members of the Board of Management:

			Number of options					Amounts in €

Board of			Outstan-				Out-		Share	Remaining
Management			ding	Granted	Excercised	Forfeited	standing		price on	years in
			as of 1	during	during	during	as of 31	Exercise	exercise	contractual
	year		Jan 2003	the year 2	the year	the year	Dec 2003	price	date	life
Peter Bakker	1998		24,000	–	–	24,000	–	23.19	–	–
	1999		20,000	–	–	–	20,000	25.26	–	0.4
	2000		20,000	–	–	–	20,000	24.96	–	1.4
	2001		20,000	–	–	–	20,000	23.66	–	2.3
	2002		60,000	–	–	–	60,000	22.24	–	3.2
	2003		–	60,000	–	–	60,000	13.85	–	7.2

Jan Haars	1998		N/a	–	–	–	–	–	–	–
	1999		N/a	–	–	–	–	–	–	–
	2000		N/a	–	–	–	–	–	–	–
	2001		N/a	–	–	–	–	–	–	–
	2002		30,000	–	–	–	30,000	18.41	–	3.7
	2003		–	30,000	–	–	30,000	13.85	–	7.2

Harry Koorstra	1998		N/a	–	–	–	–	–	–	–
	1999		N/a	–	–	–	–	–	–	–
	2000	[1]	9,000	–	–	–	9,000	24.96	–	1.4
	2001		20,000	–	–	–	20,000	23.66	–	2.3
	2002		30,000	–	–	–	30,000	22.24	–	3.2
	2003		–	30,000	–	–	30,000	13.85	–	7.2

Dave Kulik	1998		N/a	–	–	–	–	–	–	–
	1999		N/a	–	–	–	–	–	–	–
	2000		N/a	–	–	–	–	–	–	–
	2001		N/a	–	–	–	–	–	–	–
	2002		N/a	–	–	–	–	–	–	–
	2003	[1]	–	18,000	–	–	18,000	13.85	–	7.2

Current members	Total		233,000	138,000	–	24,000	347,000	–	–	–

Former members	1998		60,000	–	–	60,000	–	23.19	–	–
	1999		81,000	–	–	21,000	60,000	25.26	–	0.4
	2000		80,000	–	–	40,000	40,000	24.96	–	1.4
	2001		40,000	–	–	40,000	–	23.66	–	–
	2002		60,000	–	–	60,000	–	22.24	–	–
	2003		–	60,000	–	60,000	–	13.85	–	–

Former members	Total		321,000	60,000	–	281,000	100,000	–	–	–

Total			554,000	198,000	–	305,000	447,000	–	–	–

N/a The options of former members of the Board of Management only include the options granted as of the year of appointment to the Board of Management.
1 Granted before appointment as member of the Board of Management.
2 150% of base allocation being the maximum number of options exercisable under the performance schedule.

No member of the Board of Management has exercised any
granted options.

2003 annual report	55

Back to Contents

Chapter 8 Remuneration report

Long-term incentive: performance share scheme
The table below summarises the status of the rights awarded
under the performance share scheme to the members of the
Board of Management:

		Number of rights on performance shares

							Remaining
		Outstanding	Granted	Exercised	Forfeited	Outstanding	years
		as of	during	during the	during the	as of	contractual
	Year	1 Jan 2003	the year 1	year	year	31 Dec 2003	life
Board of Management
Peter Bakker	2002	8,938	–	–	–	8,938	1.0
	2003	–	11,795	–	–	11,795	2.0
Jan Haars	2002	5,958	–	–	–	5,958	1.0
	2003	–	7,863	–	–	7,863	2.0
Harry Koorstra	2002	5,958	–	–	–	5,958	1.0
	2003	–	7,863	–	–	7,863	2.0
Dave Kulik	2002	–	–	–	–	–	1.0
	2003	–	–	–	–	–	2.0

Current members	total	20,854	27,521	–	–	48,375

Former members	2002	11,916	–	–	11,916	–
	2003	–	15,726	–	15,726	–

Former members	total	11,916	15,726	–	27,642	–

Total		32,770	43,247	–	27,642	48,375

1 120% of base allocation being the maximum number of rights on performance shares that can vest under the performance schedule.

Long-term incentives: performance schedule
The graph in chapter 14 shows our total shareholder return, assuming dividends were reinvested, compared to the AEX companies and our peer group competitors. Our relative total shareholder return over the period from 1 January 2002 through 31 December 2004 governs the share option grant and performance share grant for 2002. Our relative total shareholder

Vesting percentages as per 31 December 2003
according to TSR performance schedules

return over the period from 1 January 2003 through 31 December 2005 governs the share option grant and performance share grant for 2003. If the granted share options and granted rights on performance shares were to vest on 31 December 2003, our total shareholder return through 31 December 2003 would lead to the following vesting percentages for the granted share options and granted rights on performance shares:

		Relative TSR		Vesting
		position when	Vesting	percentage
		compared with	percentage	performance
	Year of grant	peer group	share options	shares

Peer groups
AEX companies	2002	2nd quartile	50%	50%
Peer competitors	2002	3nd quartile	25%	25%

Total 2002			75%	75%

AEX companies	2003	2nd quartile	50%	50%
Peer competitors	2003	3nd quartile	25%	25%

Total 2003			75%	75%

56	2003 annual report

Back to Contents

If the granted share options were to vest on 31 December 2003, the following share options would have vested based on the total shareholders return vesting percentages as showed in the previous vesting table.

Vesting share options as per		Outstanding	Base
31 December 2003 according to		share options	allocation	Vesting	Vesting
TSR performance schedules		as of 1 Jan	outstanding	percentage	as per
		(maximum,	share options	relating to	31 Dec 2003
		150% of base	as of 31 Dec	performance	per vesting
	Year	allocation)	2003	schedule	percentage
Board of Management
Peter Bakker	2002	60,000	40,000	75%	30,000
	2003	60,000	40,000	75%	30,000
Jan Haars	2002	30,000	20,000	75%	15,000
	2003	30,000	20,000	75%	15,000
Harry Koorstra	2002	30,000	20,000	75%	15,000
	2003	30,000	20,000	75%	15,000
Dave Kulik	2002	– [1]	–	–	–
	2003	18,000	12,000	75%	9,000

Total		258,000	172,000	–	129,000

1 The options of the members of the Board of Management only include the options granted as of the year of appointment to the Board of Management.

If the granted rights were to vest on 31 December 2003, the
following rights on performance shares would have vested based on the total shareholders return vesting percentages as showed in the previous vesting table.

Vesting performance shares as		Outstanding rights	Base allocation
per 31 December 2003 according		on performance	outstanding	Vesting
to TSR performance schedules		shares as of 1 Jan	rights on	percentage
		2003 (maximum,	performance	relating to	Vesting
		120% of base	shares as of	performance	as per
	Year	allocation)	31 Dec 2003	schedule	31 Dec 2003
Board of Management
Peter Bakker	2002	8,938	7,448	75%	5,586
	2003	11,795	9,829	75%	7,372
Jan Haars	2002	5,958	4,965	75%	3,724
	2003	7,863	6,553	75%	4,915
Harry Koorstra	2002	5,958	4,965	75%	3,724
	2003	7,863	6,553	75%	4,915
Dave Kulik	2002	–	–	–	–
	2003	–	–	–	–

Total		48,375	40,313	–	30,236

2003 annual report	57

Back to Contents

Chapter 8 Remuneration report

Variable compensation
In the table below the total variable compensation of the
members of the Board of Management is expressed as a
percentage of base salary. For this purpose the value of the rights on matching shares, share options and rights on performance
shares were calculated by Towers Perrin using the Black-Scholes formula and a weighted probability analysis.

Compensation &					Total		Total
benefits Board of	Bonus for	Rights on		Rights on	variable		variable com-
Management	2003	matching	Share	performance	compensa-		pensation as
	performance	shares	options	shares	tion	Base salary	% of base pay
Peter Bakker	–	89,015	127,549	77,053	293,617	900,000	33%
Jan Haars	–	51,346	63,775	51,363	166,484	500,000	33%
Harry Koorstra	191,952	69,814	63,775	51,363	376,904	600,000	63%
Dave Kulik [1]	–	49,045	38,265	–	87,310	224,972	39%[1]

Total	191,952	259,220	293,364	179,779	924,315	2,224,972	42%

1 From 1 September 2003.

Severance
Termination arrangements for the members of the Board of
Management are as follows:

Compensation related
	Notice period as	to the change in	Other severance
	Board member	control clause	arrangements
Peter Bakker	Six months	Two years compensation [1]	None
Jan Haars	Six months	Two years compensation [1]	Two years compensation [1]
Harry Koorstra	Six months	None	None
Dave Kulik [2]

1 Compensation is defined as base compensation, average bonus over the last three years and pension contribution.
2 The employment contract is not finalised yet.

Loans
The amount of outstanding loans made by the company and any of its subsidiaries to members of the Board of Management is set out in the table below:

	Total outstanding loans		Total outstanding loans
	at 1 Jan 2003	Repaid during the year	at 31 December 2003
Peter Bakker	93,861.72	93,861.72	0
Harry Koorstra	16,348.79	16,348.79	0

In the Netherlands in 1998 and 1999 tax was levied at the time of grant of the option rights and the loans were offered to the Dutch members of the Board of Management in order to pay this tax.
During 2003, all loans were paid back by the members of the
Board of Management.

58	2003 annual report

Back to Contents

Pensions
Peter Bakker, Jan Haars and Harry Koorstra are participants in a defined benefit scheme, which provides an annual benefit of 70% of pensionable salary assuming 35 years of service. Dave Kulik participates in a defined benefit scheme with a normal retirement benefit accrual of 1.75% per year and a 401(k) scheme (defined contribution).The pensionable age of Peter Bakker and Harry Koorstra is 65; the pensionable age of Jan Haars is 60 years of age. The foreseen pensionable age of Dave Kulik is 62.The accrued benefits and the transfer values (for participants in a defined benefit scheme) of the members of the Board of Management are as follows:

			Transfer/fund	Transfer/
			value of	fund value
			accrued	of accrued	Changes in	Accrued	Accrued	Changes in
	Age at	Type of	benefits at	benefits at	transfer	benefits	benefits	accrued
	31 Dec	pension	31 Dec	31 Dec	value	at 31 Dec	at 31 Dec	benefits
	2003	scheme[1]	2002[2]	2003[2]	during 2003	2002	2003	during 2003

Name
Peter Bakker	42	DB	993,468	1,339,456	345,988	166,658	216,609	49,951
Jan Haars	52	DB	1,749,106	2,163,517	414,411	147,007	173,530	26,523
Harry Koorstra	52	DB	1,842,917	2,631,497	788,580	206,795	287,191	80,396
Dave Kulik	55	DB	1,428,639	1,727,774	299,135	154,535	191,120	36,585

[1]	DB = Defined benefit, DC = Defined contribution (money purchase).
[2]	Transfer value in respect of individual directors represents a liability in respect of the pensions entitlement of the member of the Board of Management, and is not an amount paid or payable to the executive.

The difference between the transfer values of the accrued benefits of our Dutch members of the Board of Management have been calculated on the basis of actuarial advice in accordance with the regulations from the Dutch Ministry of Social Affairs and Employment.

In addition, we contributed € 12,287 for Mr. Kulik under a defined contribution scheme.

2003 annual report	59

Back to Contents

Chapter 9 Code of business principles & corporate social responsibility

TPG Code of Business Principles
The text of our Code of Business Principles is reproduced in full below.We require that all employees understand and comply with our values and policies. Our people therefore share the TPG way of working:

Standards of conduct - UN Global Compact
We conduct our business with fairness, honesty, integrity and respect for the interests of our stakeholders in a wide variety of social, political and economic environments.
TPG supports the nine principles of the UN Global Compact (www.unglobalcompact.org) with respect to human rights, labour rights and the protection of the environment.

Human resources
Our mission is to become a recognised world leader by providing excellent service to customers.This can only be achieved by continuously strengthening our outstanding team of committed people.We are committed to the Investor in People standard (www.iipuk.co.uk), which is a recognised training and people management system that delivers proven performance improvements in business.
We employ competent, capable and enthusiastic people.We provide our employees with the necessary resources, training and recognition to maximise their own potential and individual contributions to the business.We aim to create equal opportunities for all our employees, without discrimination under equal circumstances on grounds of sex, race, religion, marital status and age.

Conflicts of interest
We expect our employees to avoid any improper personal benefits for themselves or their family members that result from the employee’s position at TPG or personal, family, financial and other interests or actions that could conflict with the commitment to perform their jobs objectively and effectively. Employees must report to TPG management any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest and will be given appropriate guidance upon request.TPG employees also may not take business opportunities for themselves that properly belong to TPG, use TPG assets for personal gain or compete with TPG.

Safety
TPG must comply with all applicable international and national safety regulations.
Safety policies that systematically identify and eliminate hazards are deployed throughout the organisation. Safety representatives and improvement groups exist at every location where we operate. We strive to adopt best practice approaches that under optimal circumstances may exceed the requirements imposed by safety legislation, and we constantly measure our performance in this vital part of our business.

Sustainable development
Our daily activities impact on communities around the globe, and we are committed to policies and practices that promote sustainable development.We are an environmentally responsible organisation and know that the quality of our environmental footprint will be a determining factor in whether we will be allowed to operate in the long-term.

Environmental protection
We are committed to reducing the impact of our operations on the environment, and we invest in programmes that achieve high standards of environmental care.Where conditions are optimal, we will go beyond the current economic and regulatory frameworks of regional and national governments to minimise potential adverse ecological impacts caused by our operations.

Public activities
TPG neither supports political parties nor contributes to the funds of groups whose activities promote political interests. TPG companies are encouraged to promote and defend their legitimate business interests. Moreover,TPG expects its companies to positively respond to requests from governments and other public agencies for information, observations or opinions appropriate to our business and the community. Any response to such requests will be governed by respect for the privacy of individuals and employees.

Service assurance
We are committed to providing excellent services for customers in terms of value and quality.We consistently strive to achieve best-in-class performance and to be the most value creating company in the mail, express and logistics industries.

Competition
We believe that open and fair competition should exist in all markets where we conduct business.We support the liberalisation of markets and the introduction or application of appropriate competition laws.

Reliability of public reporting
Our accounting statements, public reporting documents and other public communications provide full, fair, accurate, timely and understandable disclosure of the position of the company in accordance with accounting principles generally accepted in the Netherlands and legal requirements applicable to the company.We comply with all local accounting rules and the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code as well as requirements of relevant securities exchanges.

Business integrity
We neither pay nor accept bribes to gain or render orders, services or financial benefits.TPG employees are instructed to turn down any attempt of bribery immediately.Violation of

60	2003 annual report

Back to Contents

business integrity can lead to disciplinary measures, dismissal and civil or criminal prosecution.TPG does not tolerate fraud, theft, loss through recklessness, waste or use of TPG’s business assets for private use.Therefore,TPG adheres to a strict policy in order to protect the company’s assets.

Facilitating payments
As an internationally operating company,TPG does not permit facilitating payments to civil servants. Only in exceptional and unavoidable circumstances and subject to prior consultation with TPG’s integrity committee, facilitating payments can be made to persons other than civil servants. In such cases facilitating payments can only be made to ascertain and to expedite routine activities not resulting in any specific commercial benefit.TPG companies will do their utmost to prevent those payments, also in countries where such payments are legally permitted.

Obeying the law
TPG companies are required to be good corporate citizens, and this involves complying with the laws, rules and regulations of the countries in which we conduct operations.

Application
Our code of business principles applies to all TPG companies throughout the world.
Implementation of the code influences our decisions as to whether TPG or its subsidiaries should participate in alliances or enter joint ventures. Any change to our code or waiver any of its provisions will be made only by the TPG Supervisory Board or a TPG Supervisory Board committee and will be promptly disclosed.

Whistle blowing
We encourage TPG employees to report to management promptly any breach or suspected breach of this code or other company guidelines. If an employee has any concerns regarding questionable accounting or auditing matters, he or she may also notify a member of the audit committee. Any reports or complaints by employees under this code shall be dealt with strictly confidential and investigated promptly by management or the audit committee, as the case may be.TPG will not retaliate or undertake action against any employee for filing a report or complaint under this code of business principles or for assisting thereto.The TPG business principles require from both management and employee that any reports or complaints under this code shall be dealt with according to principles of fairness, honesty and integrity. In that respect TPG employees shall avoid any form of external or internal publicity concerning any breach or suspected breach they might want to report, unless management or audit committee have refused to investigate the matter and all alternatives for internal consultation have been exhausted.

Compliance
The TPG Board of Management is responsible for communication, understanding and observation of these business principles. Our internal audit and security functions support the TPG Management Board in monitoring compliance with the code. Any loss of business resulting from adherence to these principles is not criticised nor does any employee suffer any negative consequence for pointing out a breach or suspected breach of the code to TPG management or for taking any other lawful action with regard to a breach or suspected breach. Failure to adhere to this code will be considered a breach of business integrity and will lead to appropriate consequences, which may be severe.

TPG’s Corporate Sustainability Policy
The corporate sustainability policy sets forth our aspirations for environmental care and community involvement.The text of this policy is reproduced in full below.

Our aspirations
TPG is a global business that strives to improve its social and environmental impact on communities around the world.We aspire to help people realise their potential and meet the needs of the current generation without producing a poorer world for our children by compromising the ability of future generations to meet their own needs.To meet these aspirations towards our stakeholders, we subscribe to the United Nations Global Compact that embraces, supports and enacts a range of values in the areas of human rights, labour standards and the environment that we can influence.
The quality of our footprint on local, regional, national and global societies is a key factor when communities decide whether to extend their consent to our operations in the long-term.TPG is developing and maintaining policies and practices that promote a positive and sustainable environmental and social contribution to every community in which we operate.The TPG Code of Business Principles underpins this commitment to legal compliance, continuous improvement and sustainability.

Our initiatives TPG is taking a variety of initiatives to support our aspirations and values:
Implementing a global management system to develop and enhance our activities in sustainable development and environmental management.
Encouraging operating units to achieve international standards including Investors in People, ISO 9001:2000, ISO 14000, EMAS and OHSAS 18001.
Training employees on the social and environmental dimensions of their roles.
Encouraging our suppliers to introduce programmes that support our own objectives and targets because we take responsibility for the effects of our entire supply chain in line with the TPG Code of Business Principles.
Benchmarking our policies, strategies and programmes internally and externally to encourage continuous improvement in all areas of our activities.

2003 annual report	61

Back to Contents

Chapter 9 Corporate social responsibility & code of business principles

Our communications
We are committed to communicating and building a dialogue with internal and external stakeholders about our challenges and accomplishments in achieving our sustainable development and environmental management goals.

Our internal award
We hold an annual competition to celebrate the best internal initiatives and results in the field of sustainable development and environmental management.

Public reporting
We will reflect our progress and future plans in our reporting to enable all our stakeholders to understand and monitor our performance and future plans.

Partnership with United Nations’ World Food Programme
The United Nations’ World Food Programme and our company launched a groundbreaking partnership in December 2002 aimed at a single common goal: fighting world hunger.The World Food Programme is the world’s largest humanitarian aid agency, which in 2003 fed nearly 110 million people in 82 countries, including most of the world’s refugees and internally displaced people. As the United Nations’ logistics arm for humanitarian aid, the World Food Programme coordinates with other United Nations agencies, governments and non-governmental organisations to deliver food on a timely basis where it is most needed.We are committed to sharing our resources and know-how with them in order to make a lifesaving difference.

This partnership with the World Food Programme has become a cornerstone of our commitment to corporate sustainability on a global scale.The dedication and enthusiasm of our employees is enabling us to take on the greatest logistical challenge of all: helping to feed the world.

Our support of the World Food Programme has five work areas:
Joint logistics supply chain - applying our core logistics strengths to increase the efficiency and effectiveness of World Food Programme’s logistics capacity.
Emergency response - providing organisational expertise, logistical assistance and air operations training to support World Food Programme’s crisis response capabilities.
Private sector fund-raising - identifying new corporate partners who can offer services or goods appropriate to World Food Programme’s needs and activities.
Transparency and accountability - assisting World Food Programme in the areas of accounting, auditing, and human resource management.
School feeding support - our employees are raising funds and volunteering to support World Food Programme’s school feeding campaign.

We have been acknowleged by United Nations secretary general Kofi Annan who referred to the partnership as “an excellent example of the way private corporations can cooperate with United Nations agencies to do vital, life saving work”.

62	2003 annual report

Back to Contents

Chapter 10 Cautionary statements regarding forward looking statements / risk factors

Cautionary statement regarding forward-looking statements
Except for historical statements and discussions, statements contained in this annual report constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Other documents of TPG N.V. filed with or furnished to the SEC, including those incorporated by reference in this annual report, may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf.

Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macro-economic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”,“will”,“expect”,“intend”,“estimate”,“anticipate”,“believe”, “plan”,“seek”,“continue” or similar terms.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which TPG operates, management’s beliefs and assumptions made by management about future events.These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements.

Important factors that may cause such differences include, but are not limited to:
-	substitution of alternative methods for delivering information for our mail and express services,
-	regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings,
-	competition in the mail, express and logistics businesses,
-	decisions of competition authorities regarding proposed joint ventures or acquisitions,
-	costs of complying with governmental regulations,
-	general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities or epidemic diseases,
-	higher costs of or the impossibility to get insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils,
-	the effect of an economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery,
-	our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,
-	fluctuations in fuel costs,
-	our ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures,
-	increased price transparency resulting from the adoption of the euro, - changes in currency and interest rates,
-	changes in our credit rating and their impact on our financing costs and requirements,
-	changes in our relationship with the State of the Netherlands, - disruptions at key sites,
-	incidents resulting from the transport of hazardous materials,
-	mismatches between our investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,
-	strikes, work stoppages and work slowdowns and increases in employee costs,
-	costs of completing acquisitions or divestitures and integrating newly acquired businesses,
-	changes to the international conventions regarding the limitation of liability for the carriage of goods,
-	significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,
-	market acceptance of our new service and growth initiatives,
-	changes in customer demand patterns,
-	the impact of technology developments on our operations and on demand for our services,
-	disruptions to our technology infrastructure, including our computer systems and website,
-	our ability to maintain aviation rights in important international markets,
-	adverse weather conditions,
-	if our subcontractors’ employees were to be considered our employees, and
-	decisions of tax and other authorities with respect to our tax liabilities.

For further discussion of these and other factors, see the “Risk factors” below, chapter 2 – “Information on the company”, chapter 3 – “The mail division”, chapter 4 – “The express division”, chapter 5 – “The logistics division”, chapter 11 – “Other financial information on the company”.

As a result of these and other factors, no assurance can be given as to our future results and achievements.You are cautioned not to put undue reliance on these forward-looking statements, which

2003 annual report	63

Back to Contents

Chapter 10 Cautionary statements regarding forward looking statements / risk factors are neither predictions nor guarantees of future events or circumstances.We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are similarly qualified.

Risk factors
You should consider the risks and uncertainties described below and other information in this annual report.

The increasing substitution of alternatives for our mail delivery services could reduce the revenues and profitability of our mail business and adversely affect our revenues and profitability.
Our mail business is an integral part of our total business and during 2003 represented 33.0% of our total operating revenue and 99.9% of our total operating income. Our postal mail business delivers information such as letters and bank statements as well as printed matter (such as direct mail and periodicals).Technologies such as facsimiles, e-mails and the Internet can be used to send or make available such information faster and, in many cases, at a lower price than traditional mail services. Due to increased substitution, among other factors, traditional mail volumes in the Netherlands have decreased in recent years, and we expect this downward trend in mail volume to continue in the next years. An increase in the use of these substitute technologies would likely result in a further decrease in the use of our traditional mail services. If substitution continues on a large scale, it could adversely affect the volumes, revenues and profitability of our mail business and our company as a whole. Substitution could also adversely affect volumes, revenues and profitability of our express business.

The further liberalisation of the Dutch and EU postal markets could adversely affect our revenues and profitability.
In the Netherlands, the process of liberalisation of the postal market, which began in the late 1980s, is continuing.This presents a number of risks to our mail business. Pursuant to the European Postal Directive, in 2006 the restrictions that reserve the provision of certain postal services exclusively to us (the reserved postal services) will be reduced. On 22 January 2004, the Dutch Minister of Economic Affairs published his vision on the postal market in the Netherlands. Among other things, this vision includes:

a price freeze until 1 January 2007 on the mandatory postal services we are required to provide by law, a reduction, yet to be fully defined, in the scope of the mandatory postal services,

from 2007, a price cap system for those reduced mandatory postal services, based on an inflation or consumer price index, and from 2007, an obligation for us to deliver bulk mail letters up to 50 grams will remain mandatory for an undefined transitional period, without any rights for our company to offset this obligation.

If the Dutch parliament adopts this vision, it may adversely affect our business, revenues and profitability.

Intensifying competition may put downward pressure on prices and could have an adverse effect on our revenues and profitability.
We compete with many companies and services on a local, regional, European and international level. Our competitors include the incumbent postal operators of other nations in Europe and the United States, motor carriers, express companies, logistics service providers, freight forwarders, air couriers and others.We expect competition to intensify in the future in all of our three business areas. In the Netherlands, our present market share in the mail business results from being the former government-operated monopoly.We expect our market share to continue to erode due to the continuing liberalisation of the Dutch mail regulatory regime. In Europe, we face heightened competition in our express business. Our express division strategy focuses on the quality of services rather than on price discounts. Nevertheless, increased competition may force prices for our services down and thus cause our revenues and profits to decrease. Increased competition in the logistics business may lead to pressure on the price we charge our customers and the ability of our logistics business to capture value over the life of its customer contracts.

The trends towards liberalisation of European postal markets may also result in further consolidation within the mail and express businesses as competitors seek to expand into newly opened geographic markets and former state postal monopolies enter into acquisitions or alliances in order to expand the range and geographic coverage of their services. In logistics, we expect the present trend towards consolidation to continue. Consolidation within the mail, express and logistics businesses may result in increased competition and, as a consequence, adversely affect our business, revenues and profitability.

A sustained economic downturn could adversely affect our business, results of operations and financial condition.
Developments and trends in the world economy may have a material adverse effect on our financial condition and results of operations. For example, a sustained decline in the international economy, which slowed as of 2001 and continued throughout 2003, typically results in a decline in the demand for express delivery services. Because our express delivery business has high fixed costs and greatly depends on high volume to recover such

64	2003 annual report

Back to Contents

costs, a global economic downturn could have a material adverse effect on the results of our express delivery business, and this would adversely affect the results of our business as a whole. In addition, a decline in the automotive industry could result in a decline in the demand for our logistics services. Because a significant portion of the customers of our logistics business are automotive companies, a decline in the demand from the automotive companies may have a material adverse effect on our logistics business. In addition, a continued economic downturn could lead to our customers asking for price reductions that could adversely affect our margins.The slow economy may also result in a continued decline in demand for direct mail in the Netherlands.

Unfavourable decisions of competition authorities concerning joint ventures or acquisitions could restrict our growth and ability to compete in the market for mail, express and logistics services.
As a part of our strategy to expand our businesses, from time to time we seek alliances with other postal operators, express integrators and providers of logistics services, acquire shares in companies providing these services or acquire these businesses. Any approval of a joint venture or an acquisition of shares or a business by competition authorities may contain certain restrictions or conditions with respect to the intended transaction. For example, in 2001, the Merger Task Force of the European Community required that we divest our Dutch cross-border mail business operated under the TNT International Mail brand in order to obtain the approval for the establishment of our 51% owned subsidiary Spring, with Royal Mail Group and Singapore Post Pte Ltd.

We may not be able to implement a transaction as contemplated in compliance with any restrictions or conditions imposed by the Merger Task Force of the European Community or national competition boards, and these restrictions or conditions may negatively affect the revenues and profitability of joint ventures or acquired businesses. If we are unable to implement a foreseen transaction under the restrictions or conditions applicable, or if the intended transaction is prohibited, we may be unable to develop alternative approaches to expand our business geographically.This would have an adverse effect on our ability to pursue our growth strategy and to achieve a recognised world leadership position in the mail, express and logistics service businesses.

Compliance with regulations may result in a significant cost increase and limit our flexibility in operating our business and negatively affect our revenues and profitability.
We are subject to a wide variety of complex and stringent aviation, transportation, environment, employment and other laws and regulations in the Netherlands, the European Union and the other jurisdictions where we operate. Existing regulations are subject to constant revision, and new regulations are constantly being adopted.The interpretation and enforcement of such laws and regulations vary and could limit our ability to provide our services in certain markets. It is uncertain whether existing laws and regulations or future regulatory, judicial and legislative changes will have a material adverse effect on us, whether national or international regulators, competition authorities or third parties will raise material issues with regard to our compliance or non-compliance with applicable laws and regulations, or whether other regulatory activities will have a material adverse effect on our business, revenues and profitability.

For example, in our express businesses, we operate various types of aircraft throughout Europe and are required to comply with a wide variety of international and national laws and regulations. In some of the markets in which we operate, regulations have been adopted (or proposed) which impose night time take-off and landing restrictions, aircraft capacity limitations and similar measures in order to address the concerns of local constituencies. Night-time operations at our Liège, Belgium air express hub have been challenged. A curtailment of night-time take-offs and landings at any of our key facilities, such as Liège, would likely harm our business. Some governments have imposed stringent new security measures on air carriers that could result in additional operating costs. As an example, in 2002 we installed x-ray machines in all major locations to ensure cargo was safe to transport. In the United States, regulations instituted in November 2001 in respect of the carriage of cargo from unknown shippersrequire that we carry that cargo only in all-cargo aircraft, which may increase our operating costs. Our failure to comply with or the costs of complying with existing or future government regulation, could negatively affect our revenues and profitability. In our mail business in the Netherlands, from time to time discussions come up whether or not we should provide access to our mailboxes as a collecting point for our competitors. Our competitors currently focus on large volume clients and do not compete in the consumers market. Change in this view of competitors and support of this view by the regulator, could negatively affect costs and profitability.

We are exposed to various global and local risks that may have a material adverse effect on our financial condition and results of operations.
We operate around the globe and provide a worldwide service with facilities in many countries, which means that we are confronted with complex legal and regulatory requirements in many jurisdictions.These include tariffs, trade barriers and requirements relating to withholding taxes on remittances and other payments. Our international operations are also exposed to local business risks and challenges.We face potential difficulties in staffing and managing local operations.We are exposed to the credit risks of local customers and distributors.These difficulties will increase as we pursue our strategy to expand our operations to new markets. Our overall success as a global business depends,

2003 annual report	65

Back to Contents

Chapter 10 Cautionary statements regarding forward looking statements / risk factors in part, on our ability to succeed in different economic, social and political conditions.We may not succeed in developing and implementing policies and strategies that are effective in the locations where our business is conducted. Failure to do so may have a material adverse effect on our financial condition and results of operations.

We are exposed to currency fluctuations that could have an adverse effect on our financial condition and results of operations and the comparability of our financial statements.
We report the financial condition and results of operations of our businesses in the relevant local currency and then translate them into euro at applicable exchange rates so that these results can be included in our financial statements.The exchange rates between these currencies and the euro may fluctuate substantially.We generate a significant part of our total revenues and our operating expenses in currencies other than euro. As we expand our international operations, we expect that an even greater portion of our revenues and costs will be denominated in non-euro currencies. In addition, the value of the euro has fluctuated significantly since its introduction on 1 January 1999. As a result, currency fluctuations could have a material adverse effect on our financial condition and results of operations in any given reporting period, and may significantly affect the comparability of our financial statements from period to period. Although we enter into hedging arrangements and other contracts in order to attempt to reduce our exposure to currency fluctuations, these measures may be inadequate or may subject us to increased operating costs.

A decline in the value of the euro could reduce the value of your investment and any dividends you receive.
Since its introduction on 1 January 1999, the value of the euro relative to the dollar has fluctuated widely. Fluctuations in the exchange rate between the US dollar and the euro will affect the US dollar equivalent of the euro price per American Depositary Receipt (ADR) and the US dollar value of any cash dividends. If the value of the euro relative to the US dollar declines, the market price of our ADRs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the US dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on our ADRs.

A downgrade in our credit rating may increase our financing costs and harm our ability to finance our operations and acquisitions, which could negatively affect our revenues and profitability.
A downgrade in our credit rating may negatively affect our ability to obtain funds from financial institutions and banks and increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt or incur new debt. On 2 April 2003,

Standard & Poor’s affirmed our “A” long-term and “A-1” short-term corporate credit ratings, but the long-term rating was placed on negative outlook.

The State of the Netherlands is our largest shareholder, which may adversely affect the value of your investment.
The State of the Netherlands is presently our largest shareholder, holding approximately 34.8% of our outstanding ordinary shares. The State announced in March 2001 its intention to limit its involvement with us and, as part of this, plans to reduce its shareholdings to approximately 10% of our outstanding shares. Future substantial sales by the State of our ordinary shares, or the availability of large amounts of our ordinary shares for sale, may adversely affect the market price of the shares and the value of your investment. It may also negatively affect our ability to raise additional capital by offering new ordinary shares.

The State of the Netherlands has the right to approve important decisions concerning our business.
Besides being our largest shareholder, the State currently has a number of rights under our articles of association and other arrangements with us that provide it with significant influence over us. For example, the State has a veto right over many important decisions concerning our business, including decisions about fundamental changes in our business and our corporate structure. The State has committed itself to exercise its influence to safeguard its general interest in having an efficiently operating Dutch postal system and also to protect its financial interest as a shareholder.The interests of the State may, however, differ from the interests of our other investors. Among other things, the State may exercise its rights to delay, deter or prevent a potential change of our control or the exercise of influence by another large shareholder.The State’s substantial ownership and the existence of these special rights may discourage bids for our ordinary shares by third parties.This could adversely affect the price of our shares and the value of your investment.

We depend on a number of infrastructure facilities for which we have limited or no back-up facilities, so if operations were disrupted at one or more of these facilities, our business and operating results would suffer.
A portion of our infrastructure is concentrated in single locations for which we have limited or no back-up facilities in the event of a disruption of operations. An example of this is our European express air hub in Liège, Belgium.The operation of our facilities involves many risks, including power failures, the breakdown, failure or substandard performance of equipment, the possibility of work stoppages or civil unrest, natural disasters, catastrophic incidents such as airplane crashes, fires and explosions and normal hazards associated with operating a complex infrastructure. If there were a significant interruption of operations at one or more of our key

66	2003 annual report

Back to Contents

facilities and operations could not be transferred to other locations we might not meet the needs of our customers, and our business and operating results would be adversely affected.

Incidents resulting from our transport of hazardous materials or a major incident involving our sorting centres, air or road fleet may adversely affect our revenues, profitability and reputation.
We transport hazardous materials for a number of our customers in the automotive, biomedical and chemical industries.The hazardous consignments include airbags, batteries, paint, blood samples, medical substances, dry ice and chemicals. As part of our express and mail services, we may also transport hazardous or dangerous goods without having been notified about the nature of the goods we transport.We face a number of risks by transporting these materials, such as personal injury or loss of life, severe damage to and destruction of property and equipment and environmental damage. Incidents involving these materials could result from a variety of causes including sabotage, terrorism, accidents or the improper packaging or handling of the materials. If a significant incident occurred our operations could be disrupted and we could be subject to a wide range of potentially large civil and criminal liabilities.This could negatively affect our revenues and profitability. A significant incident, particularly a well-publicised incident involving potential or actual harm to members of the public, could also hurt our reputation.

As an owner and operator of a large fleet of aircraft and trucks we are involved in activities which expose us to liability in the case of a major air or road incident, not only for our employees, facilities and third party property, but also for the general public. An incident involving one of our aircraft or vehicles could cause significant loss of life and property and could adversely affect our reputation and affect the price of our shares adversely.

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
In order to maintain our market position and grow our business we must make large on-going investments in infrastructure such as aircraft, trucks and depots. In our logistics business we are at times required to make large investments in order to meet our obligations under agreements with major customers.These investments often require substantial lead times and involve significant fixed costs.We base our infrastructure investments on forecasts of our future capacity requirements. It may be difficult to forecast accurately our future requirements, since they are based on a large number of factors, including factors beyond our control such as general economic conditions and changes in governmental regulation. As a consequence, there may be a mismatch between our investment and our actual requirements. If we underestimate our future capacity requirements we will not be able to meet the needs of our customers and could lose business, market share, revenues and profits. If we overestimate our future needs, or if major contracts are cancelled by customers, we will experience costly excess capacity and this could adversely affect our profitability.

Strikes, work stoppages and work slowdowns by our employees and the terms of new collective labour agreements could negatively affect our revenues and profitability.
The success of our business also depends upon avoiding strikes, work stoppages and slowdowns by our employees. Industrial action by large unions or even relatively small but key groups of our employees, such as airline pilots, could seriously disrupt our operations. Industrial action may occur for reasons unrelated to our collective labour agreements with a particular union or group of employees. For example, our employees may refuse crossing picket lines established by other unions from other companies. Our collective labour agreement with approximately 65,000 employees in the Netherlands is subject to a renewal in May 2004. If we are not able to renew this agreement or other key agreements with our employees, and a strike, work stoppage or work slowdown occurs, our revenues and profitability could be adversely affected.

Our business may also be negatively affected by the terms of collective labour agreements that we conclude with our employees.These terms could include increases in compensation and employee benefits, work rules less flexible than those of our competitors, and limitations on future workforce reductions. Our profitability could suffer if we are not able to conclude collective labour agreements on satisfactory terms with our employees.

The integration of our newly acquired businesses involves significant challenges and costs and may not be successful, which could adversely affect our operating results.
We have entered into a number of significant acquisitions in recent years, and growth through acquisitions remains a key element of our strategy.The integration of newly acquired businesses involves inherent costs and uncertainties that include the effect on the acquired businesses of integration into our organisation and culture and the availability of and demands on management resources to oversee the integration and manage the newly acquired businesses.The integration of the international companies we have acquired in recent years, particularly in the logistics division, has resulted in significant challenges and costs in the areas of accounting, finance, operations, IT, strategy and human

2003 annual report	67

Back to Contents

Chapter 10 Cautionary statements regarding forward looking statements / risk factors

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
We transport goods under the conditions of the international conventions in respect of the carriage of goods by air (Warsaw Convention) and by road (CMR Conventions).These conventions contain provisions that limit our liability in the event that we lose or damage shipments belonging to our customers. In the past this principle was generally accepted as normal business practice but in recent years the courts and regulators in an increasing number of jurisdictions are more sympathetic to allegations of “gross negligence” or “lack of due care”, thereby setting aside the principles of limited liability.This trend exposes us to more and increased loss and damage claims. Furthermore, a number of major customers are no longer prepared to accept these established limits of liability and these factors, together with the increased value of the goods we carry, have resulted in a significant increase in our financial exposure to claims. If this trend continues, it could adversely affect our profitability.

Determination that our subcontractors’ were to be considered our employees would affect our current business model, causing our operating expenses to rise and our net income to suffer.
In various jurisdictions, we use subcontractors to perform aspects of our business, such as picking up and delivering parcels, as is common practice in our industry. In certain jurisdictions, the authorities have brought criminal and/or civil actions alleging that our subcontractors or their employees are to be regarded as our own unregistered employees. In particular, several actions are currently pending in France. See chapter 14 – “Legal proceedings”. If these allegations were upheld by a court, we would incur, in addition to criminal fines, costs such as social security contributions, wage taxes and overtime payments in respect of such employees. Subcontractors could also bring civil actions seeking the re-characterisation of subcontractor relationships in employment contracts. If these actions were successful, our operating expenses would rise and our net income would suffer.

We are exposed to changes in tax laws or their application, which may adversely affect our reported results.
We operate around the globe and and our earnings are subject to taxation in many differing jurisdictions and at differing rates.

We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Tax laws that apply to our business may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to our business, may adversely affect our reported results.

Our ongoing discussions with the UK Inland Revenue could lead to material additional expense, which would adversely affect our net income.
Our audit committee, on behalf of the Supervisory Board, has conducted an independent investigation regarding representations made to the UK Inland Revenue and to our auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The investigations conducted by our audit committee, with the assistance of independent legal counsel, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers. We are preparing a report to the UK Inland Revenue in relation to these UK tax issues pursuant to a procedure under UK law designed to ensure full disclosure of relevant information to the UK Inland Revenue. Although we believe we have adequately accrued in our financial statements for the potential taxes, interest and penalties in relation to these matters, we are in ongoing discussions with the UK Inland Revenue on these issues, upon completion of which the actual liability will be determined.
There can be no assurance that the UK Inland Revenue will not assess taxes, penalties or interest on us that would exceed the amounts we have accrued in our financial statements. If the actual taxes, penalties or interest imposed significantly exceed the amounts that we have accrued, it could materially reduce our net income.

Our restructurings of operations and other measures we take to reduce costs may not achieve the results we intend and may adversely affect our revenues and profitability.
We may from time to time restructure, redesign or integrate various aspects of our operations in order to achieve cost savings, flexibility and other efficiencies. For example, in our mail division we have initiated a comprehensive cost flexibility programme that includes a wide range of efficiency measures designed to offset the decline in mail volumes in the Netherlands. In 2003, we put in place a comprehensive programme in our logistics division to standardise operating and business development practices to address operational performance issues and establish more stringent financial control. Our restructurings of operations and other cost reducing measures may not achieve the results we

68	2003 annual report

Back to Contents

Chapter 10 Cautionary statements regarding forward looking statements / risk factors intend and may invoke costs and changes to our business that adversely affect our revenues and profitability.

A downturn in capital markets may decrease the value of investments made by us in these markets for our pension schemes, which in turn could require significant additional funding by us.
Our main Dutch defined benefit pension scheme has total assets of over €3 billion, some of which are funded by investments held in equities with a view to benefiting from capital appreciation.The value of these securities may be volatile and a downturn in the capital markets could significantly reduce the value of these assets. Should the returns on these investments fall below the minimum funding requirements prescribed by the Independent Supervisory Authority for Pensions and Insurance, whether from declines in the overall equity markets or because the investments under-perform the markets, we will be required to increase our contributions to the funds. If the assets were to lose a substantial amount of their value, we might be required to make large payments into the funds, which would adversely affect our liquidity over a number of years.

2003 annual report	69

Back to Contents

Chapter 11 Other financial information on the company

Financial condition
	Year ended at 31 December

	2003	2003	% variance	2002[1]	% variance	2001[1]

	US$	€		€		€
Fixed assets	6,370	5,057	(9.3)	5,573	(0.3)	5,587
Current assets	3,601	2,858	6.1	2,693	(6.1)	2,867

Total assets	9,971	7,915	(4.2)	8,266	(2.2)	8,454

Group Equity	3,761	2,986	0.2	2,979	14.0	2,613
Provisions	373	296	0.7	294	(3.3)	304
Pension liabilities	656	521	(29.8)	742	(14.6)	869
Long-term liabilities	2,093	1,661		1,661	(7.2)	1,789
Current liabilities	3,088	2,451	(5.4)	2,590	(10.0)	2,879

Total liabilities and group equity	9,971	7,915	(4.2)	8,266	(2.2)	8,454

Return on Assets [2]	9.7%	9.7%		12.8%		12.0%
Return on Average Total Capital [3]	9.5%	9.5%		12.7%		12.7%
Net return on Equity [4]	10.0%	10.0%		20.1%		22.4%
Gearing at year end [5]	26.4%	26.4%		32.0%		39.8%
Interest cover (times) [6]	8.3	8.3		9.8		10.9

Net cash provided by operating activities	1,180	937	(9.2)	1,032	33.5	773
Net cash used in investing activities	(470)	(373)	28.0	(518)	25.8	(698)
Net cash used by financing activities	(549)	(436)	27.1	(598)	(578.4)	125

Changes in cash and cash equivalents [7]	161	128	252.4	(84)	(142.0)	200

Cash conversion efficiency [8]	7.9%	7.9%		8.8%		6.9%

(in millions, except percentages)
[1]	Per 1 January 2003 dividends proposed, but not yet declared, are to be presented as a component of equity instead of as a liability. The prior year balances are adjusted for comparison purposes.
[2]	The total operating income as a percentage of the total assets.
[3]	The total operating income as a percentage of the average total capital, the latter being the averaged sum of the total assets for two consecutive years.
[4]	Net income as a percentage of total group equity.
[5]	The net debt as percentage of the sum of total group equity plus net debt.
[6]	The total operating income divided by net financial (expenses)/income.
[7]	Excluding exchange rate differences on cash items and the cash and cash equivalents from acquisitions and disposals of group companies.
[8]	Net cash provided by operating activities as a percentage of total operating revenues.

70	2003 annual report

Back to Contents

Chapter 11 Other financial information on the company

Cash flow data
Cash and cash equivalents totalled €470 million at 31 December 2003, compared to €357 million at 31 December 2002. The following table provides a summary of cash flows for the years ended 31 December 2003 and 2002:

	Year ended at 31 December

	2003	2003	% variance	2002	% variance	2001[1]

	US$	€		€		€
Net cash provided by operating activities	1,180	937	(9.2)	1,032	33.5	773

Net cash used in investing activities
Net cash used for acquisitions and disposals	(84)	(67)	46.4	(125)	61.5	(325)
Net cash used for capital investments
and disposals	(389)	(308)	24.7	(409)	(4.9)	(390)
Net cash used for other investing activities	3	2	(87.5)	16	(5.9)	17

Net cash used by financing activities
Net cash used for dividends and
purchase of own shares	(257)	(204)	(10.9)	(184)	(2.8)	(179)
Net cash from debt financing activities	(292)	(232)	44.0	(414)	(236.2)	304

Changes in cash and cash equivalents [2]	161	128	252.4	(84)	(142.0)	200

(in millions, except percentages)
[1]	Adjusted to increase comparability with current presentation of other intangible assets separate from property, plant and equipment.
[2]	Excluding exchange rate differences on cash items and the cash and cash equivalents from acquisitions and disposals of group companies.

Net cash provided by operating activities

2003

Net cash provided by operating activities was €937 million, which is 9% below last year. Net income contributed €300 million or €1,011 million if corrected for the non-cash impact of depreciation, amortisation and impairments a decrease of €78 million (7.2%).

The change in deferred taxes of €180 million is a non-cash item that is primarily attributable to increased tax deductible pension payments in 2003 and utilisation of tax losses carry forward, both resulting in a reduction of our current income tax payable position included in working capital.

The changes in pension liabilities of €221 million reflects the total non-cash cost for the defined benefit pension schemes of €43 million and our total cash contributions of €185 million to various pension funds, the majority of which for our Dutch employees that fall under our collective labour agreement, plus our cash payment of €79 million for pensions that fall under transitional plan of our Dutch collective labour agreement and that are directly paid by TPG (see note 10 to our financial statements). In total these payments are €131 million higher than last year, in particular due to additional contributions totalling €100 million as prescribed in the new minimum funding requirements by the Independent Supervisory Authority for Pensions and Insurance.

Working capital increased by €26 million in 2003 versus a decrease of €84 million in prior year. Most of the increase in 2003 relates to the accounts receivable position that moved unfavourable by €37 million caused by other accounts receivables for €41 million, partly offset by trade receivables that improved by €4 million (€94 million in 2002). The income tax payable position of €18 million included in current liabilities reflects total income tax payments in 2003 of €288 million compared to €276 million in 2002. Interest paid in the year amounted to €84 million. Trade payables decreased the current liabilities by €19 million and compared unfavourable with an improvement of €55 million last year. The improvement to our accounts receivable and trade payable position last year (2002) were realised via considerable improvements of the debtor and creditor days in all our divisions, in 2003 these debtor and creditor days were maintained at the 2002 level.

Other current assets moved unfavourable by €10 million (€74 million in 2002) caused by an increase of prepayments and accrued income.

2003 annual report	71

Back to Contents

2002
 Net cash provided by operating activities in 2002 totalled € 1,032 million, of which € 599 million was generated from net income. Furthermore, utilisation of provisions negatively affected cash flow mainly related to other provisions (€ 14 million) and pension liabilities (€ 111 million). Changes in deferred taxes had a negative € 16 million impact on cash flow. A decrease in working capital of € 84 million had a positive impact on cash flow.

Accounts receivable increased the cash flow by € 136 million mainly related to trade accounts receivable (€ 94 million) and other receivables. Other current assets utilised cash of € 74 million caused by an increase of prepayments and accrued income.

Current liabilities increased the cash flow by € 23 million. The € 55 million increase in trade accounts payable and the € 114 million increase in income taxes, other taxes and social security contributions payable was partly offset by a € 146 million decrease in other and accrued liabilities.

Income tax paid in the year amounted to € 276 million (2001: € 303 million) and interest paid amounted to € 117 million (2001: € 108 million).

Net cash used for acquisitions and disposals
2003
In 2003 we acquired several group and affiliated companies at a total costs of € 75 million. In addition to several smaller acquisitions, our largest acquisitions in 2003 took place in Mail

(€ 34 million) with the largest being Blitzpunkt GmbH (€ 7 million), Olaf Jepsen GmbH (€ 9 million for remaining 49%) and DocVision B .V. (€ 9 million). Logistics acquired for an amount of € 21 million, mainly related to deferred considerations for Schrader, Barlatier and Mendy Developpement SAS (€ 14 million). Express acquired for an amount of € 4 million, related to the acquisition of Archive and Data Storage Ltd. The acquisition of affiliated companies (€ 16 million) reflects among others capital contributions in our affiliate Logispring (€ 13 million).

During 2003, we also disposed of some interests in group and affiliated companies with a net book value of € 8 million, of which the largest was Geldnet Holding B.V..

2002
In 2002, we acquired several companies and affiliated companies for a total cost of € 139 million. In addition to several smaller acquisitions, our largest acquisitions effectively made in 2002 included Cerilly (€ 9 million), Bleckmann Group (€ 12 million), Transports Nicolas (€ 38 million), and TNT DFDS Transport Logistics (50%: € 25 million).

In 2002, we disposed of a few small subsidiaries and interests in affiliated companies with a total net book value of € 14 million.

Net cash used for capital expenditures

Capital expenditures	Year ended at 31 December

	2003	2003	2002	2001[1]

	US$	€	€	€
Investments
Property, plant and equipment	362	287	398	454
Other intangible assets	85	67	74	27

Subtotal	447	354	472	481

Disposals
Property, plant and equipment	50	40	53	91
Other intangible assets	8	6	10

Subtotal	58	46	63	91

Total	389	308	409	390

(in millions)
[1]	Adjusted to increase comparability with current presentation of other intangible assets separate from property, plant and equipment.

72	2003 annual report

Back to Contents

Chapter 11 Other financial information on the company

Our capital expenditure on property, plant and equipment and other intangible assets by division for the three years 2000-2003 was as follows:

	Year ended at 31 December

	2003	2003	2002[1]	2001[1]

	US$	€	€	€
Mail	135	107	130	137
Express	202	160	178	185
Logistics	105	83	164	157
Non-allocated	5	4		2

Total	447	354	472	481

(in millions)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

In 2003, capital expenditures on property, plant and equipment amounted to € 287 million. Of this amount, € 82 million related to mail, € 124 million to express, € 77 million to logistics and € 4 million to corporate. The capital expenditures on intangible assets of € 67 million mainly relate to software (€ 46 million) with the remainder (€ 21 million) being prepayments on intangible assets for the roll out of our e-back offices programmes in express and logistics and our sorting software in mail.

In mail, capital expenditures mainly related to the construction and refurbishment of distribution sites, enlarged buildings and equipment for the sorting centres and new buildings with standardised construction. In express, capital expenditures included investments in depots, hubs and warehouses, fleet expansions and replacements and operational equipment including automated sorting systems. In logistics the majority of capital expenditures related to warehouses and equipment (e.g. forklifts, racking systems, trailers and trucks) dedicated to the operation of contracts and offices.

In 2003, non-cash investing activities totalled € 26 million (2002: € 18 million); this amount relates to additional finance leases.

Mail
2003
Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled € 107 million in 2003, a 17.7% decrease compared to 2002.This primarily results from the postponement of regularly scheduled refurbishment of our Netherlands distribution sites and delay in a few large projects, such as the tray cart unloader and Spring software. The postponement of refurbishment of distribution sites will continue until the impact of the installation of new sorting equipment within these sites can be fully assessed. The main capital expenditures in 2003 related to software (€ 25 million), hardware (€ 6 million), housing (€ 21 million), and machinery (€ 23 million) of which € 9 million was invested in sequence sorting machines. The remaining € 32 million of capital expenditures were individually less than € 1 million and include small building refurbishments, replacement of IT equipment, and various maintenance-related capital expenditures.

2002
Capital expenditure by our mail division totalled € 130 million in 2002, a 5.1% decrease compared to 2001, due primarily to the completion of the reorganised sorting hub and distribution site structure in the Netherlands in 2001. Some of the larger capital expenditures in 2002 related to software (€ 21 million) the construction and refurbishment of distribution sites (€ 20 million), enlarged buildings and equipment for sorting centres (€ 6 million), and new buildings with standardised construction (€ 4 million).The remaining € 79 million of capital expenditures are individually less than € 1 million and included building refurbishments, replacement of IT equipment and various maintenance-related capital expenditures.

Express
2003
Capital expenditure on property, plant and equipment and other intangible assets by our express division totalled € 160 million in 2003 which is 10.1% below the level of 2002. Some of the larger capital expenditures in 2003 related to depots, hubs and warehouses (€ 55 million), depot equipment used in operations including fleet expansions and replacements (€ 30 million), information technology, communication and other operational equipment including automated sorting systems (€ 39 million). Of the total € 124 million capital expenditure on property, plant and equipment, € 84 million (68%) was spent in Europe.

During 2003, capital expenditures on other intangible assets totalled € 36 million and relates primarily to the development of financial systems (e-back office) software and further enhancements to our international shared systems.

2002
Capital expenditure on property, plant and equipment and other intangible assets by our express division totalled € 178 million in

2003 annual report	73

Back to Contents

2002, a 3.8% decrease compared to 2001 due primarily to the delay of capital expenditures due to uncertain economic conditions. Some of the larger capital expenditures in 2002 related to depots, hubs and warehouses (€ 60 million), fleet expansions and replacements (€ 11 million), information technology, communication and operational equipment including automated sorting systems (€ 31 million). Other capital expenditure amounted to € 36 million largely made up of various investments that were individually less than € 1 million. Of the total € 138 million capital expenditure on property, plant and equipment, € 119 million (86%) was spent in Europe.

During 2002, capital expenditures on other intangible assets totalled € 40 million and related primarily to the development of financial systems (e-back office) software and further enhancements to our international shared systems.

Logistics
2003
Capital expenditure on property, plant and equipment and other intangible assets by our logistics division totalled € 83 million in 2003, a 49.4% decrease compared to 2002 due primarily to delays in the implementation of new business contracts.The majority of the expenditures in property, plant and equipment related to new business acquired and to other equipment dedicated to operate logistics contracts throughout the world. In the United Kingdom, € 15 million was invested in warehouses and equipment. In continental Europe, € 38 million was invested in warehouses, new depots and automated warehouse racking. € 2 million was invested in warehouses and equipment for new and existing contracts in South America. In Australia, € 7 million was invested in warehouses and equipment for new contracts, and in North America € 11 million was invested in warehouses and information technology equipment for new contracts. In Asia € 4 million was invested in warehouses and information technology.

During 2003, capital expenditures on other intangible assets totalled € 6 million, due primarily to the continued development of financial systems (e-back office) software for the entire division.

2002
 Capital expenditure on property, plant and equipment and other intangible assets by our logistics division totalled € 164 million in 2002, a 4.5% decrease compared to 2001 due primarily to delays in the implementation of new business contracts. The majority of these expenditures in property, plant and equipment related to new business acquired and to other equipment dedicated to operate logistics contracts throughout the world. In the United Kingdom, € 19 million was invested in warehouses and equipment. In continental Europe, € 59 million was invested in warehouses and shared-user facilities. € 2 million was invested in warehouses and equipment for new and existing contracts in South America. In Australia € 4 million was invested in warehouses and equipment for new contracts and € 24 million was invested in Asia predominantly as a result of the commencement of the joint venture with SAIC in China. In North America, € 39 million was invested in warehouses and information technology equipment for new contracts. Our container logistics business invested € 4 million for new rental fleet containers and equipment.

During 2002, capital expenditures on other intangible assets included € 6 million in software and € 7 million in long-term prepayments.

Net cash used for dividends
2003
 A final cash dividend for 2002 amounting to € 119 million and a cash interim dividend for 2003 of € 85 million were paid in 2003.

The proposed final dividend for 2003 of € 0.30 per share is estimated to result in an aggregate € 142 million payment to be made in April 2004.

2002
 The final € 114 million cash dividend for 2001 and the € 71 million interim cash dividend for 2002 were paid in 2002.

The proposed 2002 final dividend of € 0.25 per share resulted in a € 119 million payment made in April 2003.

Net cash from debt financing activities
2003
New long-term liabilities, net of repayments, resulted in a cash outflow of € 13 million.The acquired long-term liabilities totalling € 70 million included € 20 million of finance leases, € 20 million increase in local bank loans, and € 30 million in non-interest bearing liabilities. A total of € 83 million in repayments of long-term liabilities related to scheduled repayments on aircraft leases and other leases (€ 13 million), a bilateral facility (€ 13 million), other loans (€ 19 million), € 13 million due to foreign currency movement and movements in non-interest-bearing liabilities of € 25 million.

Changes in short-term financing resulted in a cash outflow of € 219 million. Short-term financing decreased by € 72 million due to the scheduled repayment of State Loans, € 119 million due to repayment of local Italian short-term facilities and € 28 million of other net repayments.

In 2003, non-cash financing activities totalled € 26 million (2002: € 18 million), this amount relates to additional finance leases.

2002
 Net changes in long-term liabilities resulted in a cash outflow of b 4 million. A total of € 67 million in repayments of long-term liabilities related to finance leases (€ 16 million), other loans (€ 19 million) and non-interest-bearing liabilities (€ 32 million). The € 63 million of long-term liabilities obtained during the year

74	2003 annual report

Back to Contents

Chapter 11 Other financial information on the company

included additional finance leases (€ 18 million), other loans (€ 26 million) and non-interest bearing liabilities (€ 19 million).

In 2002, changes in short-term financing resulted in a cash outflow of € 410 million. Short-term financing decreased due to the repayment of an Australian dollar 220 million (€ 127 million) facility in April 2002, British pounds 72 million (€ 118 million) in loan notes associated with the 2000 acquisitions of Taylor Barnard and CD Marketing, an Italian loan (€ 68 million), € 26 million in respect of a bilateral facility signed in 2001 and various other small loans.

Liquidity and capital resources
The group’s capital resources include internally generated funds and capital raised in the financial markets. As regards the former, the group generates strong cashflows from operating activities (€ 937 million in 2003, € 1,032 million in 2002 and € 773 million in 2001). As with any global organisation, these operating cash flows are affected by economic and business trends.The majority of our cash flows are derived from our mail division, particularly from operations in the Netherlands. Amongst other factors, the impact of electronic substitution on mail volumes, postal regulations in the Netherlands and the pace of postal liberalisation in Europe continue to affect those cash flows, although it is not possible to predict what the long-term cashflow effects will be.

Although cash requirements for capital expenditure do fluctuate from year to year, depending on the extent of strategic capital projects, they are well covered by operating cashflows. Specifically, the ratio of operating cashflows to net capital expenditure was 3.0 times in 2003, 2.5 times in 2002 and 2.0 times in 2001. This ratio is calculated as follows: net cash provided by operating activities divided by the sum of capital expenditure on intangible assets, disposals of intangible assets, capital expenditure on property, plant and equipment and disposals of property, plant and equipment, all as stated in the consolidated cash flow statements. We expect operating cashflows to continue to cover our capital expenditure requirements in the foreseeable future. We believe our working capital is sufficient for our present requirements.

For any acquisitions that exceed the group’s immediate cash resources the group would seek to raise capital in the financial markets by means of bank borrowings and private or publicly traded debt. For very substantial transactions, we would also consider issuing equity in order to protect our credit rating position. Given the strength of our financial position, credit ratings, and bank relationships, we do not foresee an inability to access a wide range of capital markets including equity, public debt, private debt and bank borrowing.We monitor and manage key financial ratios that are consistent with a strong credit rating.There are no aspects of our current capital structure that we believe would trigger a material increase in the cost of our debt or access to capital markets.

We have € 600 million of undrawn committed credit lines to provide for unforeseen cash requirements. In order to mitigate against refinancing risk, the group’s major borrowings and undrawn credit facilities are long-term. In particular, our € 1 billion Eurobond and € 600 million back-up facilities mature in 2008. These amounts are in addition to uncommitted facilities.

We do not have any material undisclosed off-balance sheet arrangements.

For details on the interest rates charged on our most important long-term loans as well as the maturity of our long-term loans and commitments see notes 11 and 15 to our financial statements.

We do not hold or issue financial instruments for trading purposes nor do we allow our subsidiaries to do so. For details on our use of financial derivatives for hedging purposes, see note 15 to our financial statements.

Cash and net debt
At 31 December 2003, our net debt position was € 1,073 million (2002: € 1,404 million).This consisted of € 69 million of short-term debt (2002: € 238 million) and € 1,474 million (2002: € 1,523 million) of long-term debt, offset by € 470 million of cash and cash equivalents (2002: € 357 million).

At 31 December 2003, short-term debt consisted of € 14 million of bank loans bearing variable interest rates that ranged from 2.4% to 3.2%, € 13 million representing the current portion of a bilateral loan agreement with a fixed interest rate of 5.85%, € 20 million of current portion of long-term finance leases and € 22 million of numerous other liabilities at fixed and variable rates.

At 31 December 2003, long-term debt consisted of a € 1 billion Eurobond with a coupon of 5.125% issued in December 2001, a € 187 million 5-year plus one day syndicated facility bearing an interest rate of 3-month Canadian LIBOR plus a margin of 0.325% signed in May 2001, € 129 million in respect of the non-current portion of a bilateral facility signed in December 2001, € 100 million of finance lease obligations and € 58 million of other long-term liabilities.

At 31 December 2003, our total cash position amounted to € 470 million, an increase of € 113 million compared to year-end 2002. Included in the € 470 million of total cash was € 167 million of restricted cash (2002: € 121 million) held mainly by consolidated joint venture entities.The cash held in these consolidated joint ventures is considered to be restricted by virtue of the fact that we require the agreement of our joint venture partners before we are able to access this cash. Our total cash position was primarily denominated in euro.

Credit facilities
To manage the fixed-to-variable ratio of our debt portfolio, we entered into the following transactions. On 7 January 2003, we entered into a USD 100 million interest rate swap (fair value at 31 December 2003: € 1 million) with a bank, whereby we receive a fixed interest rate and pay a variable interest rate until 5 December 2008. On 23 January 2003, we

2003 annual report	75

Back to Contents

entered into a USD 100 million interest rate swap (fair value at 31 December 2003: nil million) with a bank, whereby we receive a fixed interest rate and pay a variable interest rate until 5 December 2008.

At 31 December 2003, committed facilities with domestic and international banks amounted to € 787 million, of which € 600 million remained undrawn.The undrawn committed facilities consisted of a € 600 million revolving, syndicated facility signed on 15 October 2003, which supports our Euro Commercial Paper programme. In addition, at 31 December 2003, we had € 417 million of uncommitted facilities, of which € 351 million remained undrawn.

Our long-term credit ratings is A (negative outlook) by Standard & Poor’s and A1 (stable outlook) by Moody’s.

Cash obligations
At 31 December 2003, our gross interest-bearing borrowings, including capital lease obligations, totalled € 1,543 million (2002: € 1,760 million), of which 82% (2002: 78%) was at fixed rates of interest and € 1,474 million (2002: € 1,523 million) represented long-term debt.We had operating lease commitments of € 1,679 million (2002: € 1,653 million) and guarantees outstanding to third parties totalling € 263 million (2002: € 219 million).

The following tables show the maturity of these amounts:

	Amounts of payment due by period

	Total	Less than	1 to 3	4 to 5	After 5
	obligations	1 year	years	years	years
Total gross borrowings, excluding leases	1,438	64	234	1,033	107
Financial leases	105	5	32	29	39
Rent and operating lease commitments	1,679	356	549	335	439

Total contractual cash obligations	3,222	425	815	1,397	585

(in € millions)

Guarantees	Amount of commitment expiration per period

	Total	Less than	1 to 3	4 to 5	Over 5
	commitments	1 year	years	years	years
Guarantees	263	26	10	1	226

(in € millions)

Total financial guarantees at 31 December 2003 were € 263 million (2002: € 216 million) of which € 90 million (2002: € 90 million) related to guarantees issued to banks and other institutions and € 94 million (2002: € 54 million) related to corporate guarantees.These guarantees were issued in connection with our obligations under lease contracts, customs duty deferment and local credit lines. A further € 62 million that relates to a guarantee to fund potential additional costs in 2010 that may arise related to a former obligation for wage guarantees that was transferred to an insurance company as per 1 January 2001. In an arrangement with an insurance company, the company is obliged to pay for any annually determined shortfalls in the insurance underwriting reserve as a result of the annual calculation of the remaining wage guarantees. No amounts were payable in either 2003 or 2002 in respect of this arrangement.The likelihood of liabilities arising from these guarantees is considered remote and accordingly they have not been recognised in the balance sheet at 31 December 2003.The remaining € 17 million of financial guarantees in 2003 related to bank guarantees issued locally by group companies.

Contingencies
Our total operating lease commitments at the end of the year were € 1,679 million, of which real estate accounted for € 1,436 million, transport equipment for € 199 million and computer equipment for € 44 million.

The total commitments as at 31 December 2003 relating to capital expenditure were € 58 million.

At 31 December 2003 we had unconditional purchase commitments of € 100 million, which are primarily related to various service and maintenance contracts.

On 30 June 2003 TNT Logistics Holdings Italy Srl. (TNT), a group company of TPG, and Ecotrans Srl. acquired a company named TNT-Arvil in which TNT holds a share of 51% and Ecotrans 49%.The terms and conditions of the shareholders agreement provide TNT with the option to call on the shares of Ecotrans and for Ecotrans to put its shares to TNT.

76	2003 annual report

Back to Contents

Chapter 11 Other financial information on the company

For a further description of these contingencies see note 15 to our financial statements.

Capital expenditures projection for 2004
The total projected 2004 capital expenditures on property, plant and equipment and other intangible assets for our divisions is estimated to be € 480 million, which we expect will be spent on similar types of property, plant and equipment and other intangible assets as in 2003.We believe that the net cash provided by our operating activities will be sufficient to fund these expenditures.

Related party transactions and balances
Our group companies have trading relationships with a number of our partially or fully consolidated joint ventures as well as with unconsolidated companies in which we only hold minority stakes. In some cases there are contractual arrangements in place under which our group companies source supplies from such undertakings, or such undertakings source supplies from us. During 2003, sales made by our group companies to our joint ventures amounted to € 136 million, compared to € 135 million in 2002. Purchases from our joint ventures for 2003 amounted to € 24 million, compared to € 22 million in 2002.The net amounts due from joint venture entities as at 31 December 2003 totalled € 35 million, compared to € 18 million in 2002.

Loans receivable from affiliated companies are disclosed in notes 3 and 5 to our financial statements. As of 31 December 2003, no material amounts were payable by TPG to affiliated companies. We believe that all transactions with joint ventures and affiliated companies are conducted in the normal course of business and under normal arm’s length commercial terms and conditions.

For further discussion of the related party transactions and balances see note 28 to our financial statements. For information on our relationship with the State of the Netherlands please see chapter 14 – “Additional information” and note 27 to our financial statements.

Critical accounting policies and estimates
Our reported financial condition and results of operations are sensitive to accounting policies, assumptions and estimates that underlie preparation of our financial statements.The profile of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered, together with reviewing our financial statements and the discussion in this item. The four critical accounting policies that we believe are either the most judgmental, or involve the selection or application of alternative accounting policies, and are material to our financial statements, are those relating to business combinations and impairment of intangible assets and goodwill, accounting for pensions, income taxes, and restructuring costs. Management has discussed the development and selection of these critical accounting policies and estimates with our Board of Directors and with our independent auditors. In addition, our financial statements contain a summary of our significant accounting policies.

Our financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). In the case that our Dutch GAAP compliant accounting policies do not correspond with the required US GAAP accounting treatment, and this is estimated to have a significant effect on our consolidated net income and shareholders’ equity, we have highlighted these differences in the discussion below.

Business combinations and impairment of intangible assets and goodwill
Accounting policies for business combinations and impairment of goodwill and other tangible and intangible assets differ between Dutch GAAP and US GAAP.

Under both Dutch and US GAAP, all of our business combinations are accounted for as purchases.The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition.The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. Under US GAAP, we have identified certain intangible assets that were not separately identified under Dutch GAAP. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill.

For Dutch GAAP, goodwill is amortised on a straight-line basis over its estimated useful life. For US GAAP, goodwill is no longer amortised.

In the event that the useful life of goodwill that we amortise is determined to be less than management’s original estimate, we will be subject to an increased amortisation charge in our statements of income. If this were to happen with respect to our goodwill amortised over a 40-year period, this would result in an increase from the current annual charge of € 32 million to the following:

	Revised expected useful life

	5 years	10 years	20 years
Revised annual amortisation charge	210	105	52

(in € millions)

2003 annual report	77

Back to Contents

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

Under Dutch GAAP, goodwill is assessed for impairment if changes in circumstances indicate that an impairment may have occurred or on an annual basis if the estimated useful lives of the goodwill exceeds 20 years. Under US GAAP, we evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that an impairment in value may have occurred.

Our goodwill impairment tests include judgements regarding when to perform a test, and assumptions regarding the level of testing, future cash flow and discount rates.

Judgement is required to determine whether there has been a change in circumstances such that goodwill may be impaired. If we do not identify changes in circumstances on a timely basis, the timing or amount of impairment losses, may be impacted.The level we identify for impairment testing and the criteria we use to determine which groups should be aggregated also require judgement. Higher or lower testing level could affect whether an impairment is recorded, and the amount of the impairment loss. Changes in our business activities or structure may result in changes to the level of testing in future periods. Additionally, the level of testing for Dutch GAAP can be lower than the level of testing for US GAAP, which adds another layer of complexity.

To determine whether goodwill is impaired, we use valuation techniques that involve estimating cash flows for future periods and discounting these cash flows to determine fair values.We have to make estimates regarding expected revenues and costs as well as capital expenditures. Due to the inherent nature of estimates, our actual experienced revenues, costs and capital expenditures in the past have varied, in some cases materially, from our expectations.

The use of different assumptions for our cash flow estimates could affect the amount of any impairment losses recognised.We also use significant judgement to determine the discount rate. An increase of 1% in the discount rate would have caused the impairment loss we recorded under Dutch GAAP to a higher loss of approximately €47 million.

A decrease of 1% in the discount rate would have caused the impairment loss we recorded under Dutch GAAP in the third quarter of 2003, to a lower loss of €27 million.
Additionally, under US GAAP, we are required to make estimates regarding the fair values of assets and liabilities, including unrecorded intangible assets, as part of the hypothetical purchase price allocation in the goodwill impairment test.We use valuation techniques to determine some of the fair values, which involve the same judgements mentioned above regarding cash flows and discount rates.

Under both Dutch and US GAAP, we review our tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a “triggering event”).The review for recoverability requires us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.The determination of whether a triggering event has occurred as well as the development of the assumptions used to estimate future cash flows and determine fair value, requires the use of judgement, as mentioned above.

Accounting for pensions
We operate a number of pension plans around the world. Most of our non-Dutch pension plans are defined contribution plans. For our non-Dutch employees we also operate a limited number of defined benefit plans.The liabilities for these employees are separately covered by private insurers and foreign pension funds.

Two retirement plans are applicable to most Dutch employees. These two plans are the most significant pension plans of TPG: a pension plan and a conditional early retirement arrangement. Senior management of TPG participates in a separate pension fund in the Netherlands.

Our main Dutch company pension plan, which is externally funded in “Stichting Pensioenfonds TPG”, covers the employees who are subject to our collective labour agreement.The majority of all our Dutch employees are subject to the collective labour agreement. This pension plan and the corresponding early retirement plan have merged into a renewed pension plan as per 1 January 2001.

78	2003 annual report

Back to Contents

Chapter 11 Other financial information on the company

The plan covers some 97,000 participants including approximately 12,000 pensioners and some 24,000 former employees.

By law the plan is managed by an independent board that falls under the supervision of the Independent Supervisory Authority for Pensions and Insurance.

The plan is a defined benefit average pay plan and our employees are eligible for a retirement pension at the age of 62. Old age pension benefits are accrued on an annual basis of 2.25% of the pensionable salary. At age 62 part of the old age pension can be transferred into spouses’ pensions. Furthermore, a temporary old age pension of 2% of the deductible is accrued to cover the three years before state pension commences.

A transitional plan exists for employees in service at 31 December 2000 and who were 35 years or older at that date. For these employees we guarantee a benefit of at least 70% of the last qualifying salary from age 62 to 65. Employees who are 42 years or older at December 31, 2000 are also entitled to an additional transitional plan.These employees will retire at age 65 and are entitled to an early retirement benefit of 80% of the qualifying salary. Furthermore, if the employee served 25 years or more on 1 April 1996 early retirement starts at age 61 or after 40 years of service instead of at age 62.

In the pension plan only the employer contributes to the fund.This level of contribution is based upon actuarial recommendations. In addition and subject to our funding agreement with the plan we have to pay additional contributions to the pension fund in order to satisfy the new minimum funding requirements of the Independent Supervisory Authority for Pensions and Insurance.The total contribution to the main pension fund amounted to €169 million in 2003 (€55 in 2002) and is estimated to be €163 million in 2004.The benefits arising from the transitional plan are directly paid by TPG.These payments amounted to €79 million in 2003 (€67 million in 2002) and are estimated at €84 million for 2004.

The pension fund runs an actively managed investment portfolio. The pension funds uses Asset and Liability Management (ALM) studies that generate future scenario’s to determine its optimal asset mix. During 2003, the dynamic weight of equity investments increased to 43.6%, the dynamic weight of fixed interest investments decreased to 46.9%, the weight of real estate investments (including international) went up to 9.4% and the cash and cash equivalents position ended at 0.1%.

The table below shows the strategic asset mix applicable in 2003 and our actual asset mix of the main pension fund.

	Actual asset mix at 31 December 2003	Strategic asset mix

Equities	43.6%	41.0%
Fixed interest	46.9%	50.0%
Real estate	9.4%	9.0%
Cash	0.1%

Total	100.0%	100.0%

The assets of our major plan cover approximately 94% of our total pension assets and the liabilities described in the section above cover approximately 94% of our total pension liabilities.

Pensions cost
Inherent in the valuation of our pensions and the determination of our pension cost are key assumptions which include: employee turnover, mortality and retirement ages, discount rates, expected long-term returns on plan assets and future wage increases which are usually updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions giving rise to a different pension liability, which would be reflected as an additional profit or expense in our statement of income.

Changes in the related net periodic pension cost may occur in the future due to changes in the assumptions.
In 2003, our net periodic pension cost was € 43 million (€ 6 million in 2002). Our net periodic pension cost is expected to decrease to approximately € 20 million in 2004, primarily as a result of € 26 million lower transition cost.

Total cash contributions in 2003 amounted to € 264 million (€ 133 million in 2002) and are expected to amount approximate € 270 million in 2004.The total liability at year-end 2004 is estimated to end at € 271 million.

2003 annual report	79

Back to Contents

The table below shows the sensitivity of the net periodic pension cost to deviations in assumptions.

Changes in assumptions

	%-change in assumptions	change in net periodic costs

Net periodic pension costs		(43)
Discount rate	+0.5%	14
Expected return on plan assets	+0.5%	15
Rate of compensation increase	+0.5%	(19)
Rate benefit increase	+0.5%	(45)

Net periodic pension costs		(43)
Discount rate	(0.5)%	(63)
Expected return on plan assets	(0.5)%	(13)
Rate of compensation decrease	(0.5)%	10
Rate benefit decrease	(0.5)%	19

(in € millions, except percentages)

For further discussion see note 10 to our financial statements.

Income taxes
We currently have significant deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, which will reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax assets will not be realised.We assess the likelihood that our deferred tax assets will be realised from future taxable income, and, to the extent we believe that recovery is not likely, we establish a valuation allowance.We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. However adjustments could be required in the future if we determine that the amount to be realised is less or greater than the amount we have recorded. Such adjustments, if any, may have a material impact on our results of operations.

In valuing our deferred tax assets, we provided valuation allowances on future tax benefits of € 138 million, € 145 million, and € 159 million at the end of 2003, 2002 and 2001, respectively. For further discussion on income taxes see note 22 of our financial statements.

As a multinational group, we are exposed to varying degrees of uncertainty related to tax initiatives and regulatory reviews and audits.

Restructuring
We periodically record restructuring charges resulting from restructuring operations, including consolidations and/or relocations of operations, changes in our strategic plan, or managerial responses to declines in demand, increasing costs or other market factors. Restructuring provisions reflect many estimates, including those pertaining to separation costs, consolidation of excess facilities, contract settlements and tangible asset impairments. Actual experience has been and may continue to be different from these estimates. As of 31 December 2003 and 2002, restructuring provisions were € 42 million and € 30 million, respectively.

For a further discussion see note 9 to our financial statements.

80	2003 annual report

Back to Contents

Chapter 11 Other financial information on the company

Reconciliation of Dutch GAAP to US GAAP
Our financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). In the case that our Dutch GAAP compliant accounting policies do not correspond with the required US GAAP accounting treatment, and this is estimated to have a significant effect on our consolidated net income and shareholders’ equity, we have highlighted these differences in the reconciliation of our Dutch GAAP net income and shareholders’ equity to those under US GAAP, as presented in note 30 to our financial statements.

Net income determined in accordance with US GAAP was € 332 million in 2003 (2002: € 717 million and 2001: € 484 million), which was € 32 million higher than net income determined in accordance with Dutch GAAP (2002: €118 million higher and 2001: €101 million lower). The 10.6% higher US GAAP net income was primarily due to the effect of no longer amortising goodwill, which became effective for our company as from 1 January 2002, with the exception of goodwill acquired after 30 June 2001, which was immediately subject to non-amortisation.

Our shareholders’ equity determined in accordance with US GAAP was €3,146 million at 31 December 2003 (€3,110 million at 31 December 2002), which was €177 million higher (€149 million higher at 31 December 2002) than shareholders’ equity determined in accordance with Dutch GAAP.

The following table indicates our 2003 operating income determined in accordance with Dutch GAAP, compared to that determined in accordance with US GAAP:

Operating income

	Year ended at 31 December

	Dutch GAAP			US GAAP

	2003	2003	% of total	2003	2003	% of total

	US$	€		US$	€
Mail	965	766	99.9	1,008	800	108.5
Express	281	223	29.1	349	277	37.5
Logistics	(256)	(203)	(26.5)	(403)	(320)	(43.4)
Non-allocated	(24)	(19)	(2.5)	(24)	(19)	(2.6)

Total	966	767	100.0	930	738	100.0

(in millions, except percentages)

The difference in 2003 between Dutch GAAP and US GAAP operating income on a divisional basis is primarily the result of reversing Dutch GAAP goodwill amortisation and impairments and recognising US GAAP goodwill impairments, revaluing our financial derivatives for US GAAP purposes, adjusting for timing differences related to settling future wage guarantees, deferring gains on certain real estate sales and expensing long-term contract incentives that are considered prepaid expenses under Dutch GAAP.

The following table indicates our 2002 operating income determined in accordance with Dutch GAAP, compared to that determined in accordance with US GAAP:

Operating income

	Year ended at 31 December

	Dutch GAAP		US GAAP

	2002	%	2002	%
		total		total

Mail	774	73.2	760	65.6
Express [1]	192	18.1	246	21.2
Logistics [1]	87	8.2	148	12.8
Non-allocated	5	0.5	5	0.4

Total	1,058	100.0	1,159	100.0

(in € millions, except percentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

2003 annual report	81

Back to Contents

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

The following table indicates our 2001 operating income determined in accordance with Dutch GAAP, compared to that determined in accordance with US GAAP:

Operating income

	Year ended at 31 December

	Dutch GAAP		US GAAP

	2001	%	2001	%
		total		total

Mail	762	74.9	674	72.3
Express [1]	105	10.3	106	11.4
Logistics [1]	122	12.0	124	13.3
Non-allocated	28	2.8	28	3.0

Total	1,017	100.0	932	100.0

(in € millions, except percentages)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

The difference in 2001 between Dutch GAAP and US GAAP operating income on a divisional basis is primarily the result of timing differences related to settling future wage guarantees.

Recent Dutch GAAP accounting pronouncements
The major change in the Dutch guidelines for Annual Reporting, that will be effective as of 1 January 2005, relates to the change in accounting for pensions.The effect for the company of the implementation of IAS 19 as the basis for accounting for pensions will be limited since the company already accounts for pensions under the FAS 87 methodology, which is comparable to IAS 19.

The other changes in Dutch guidelines for Annual Reporting mainly relate to aligning Dutch GAAP to IFRS. From a presentation of financial information point of view, the statement of comprehensive income that includes direct equity movements and opening balance sheet adjustments, will be required for the financial year starting 1 January 2004.The company already prepares such a statement as part of the US GAAP reconciliation to Dutch GAAP.

Recent US GAAP accounting pronouncements
In January 2003, the FASB,“Financial Accounting Standards Board”, issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January

2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 are effective for our company beginning after 1 January 2004.We believe that the adoption of this standard will not have a material impact on our financial statements.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for our company beginning after 1 January 2004.We are currently evaluating the impact of adoption of EITF 00-21 on our financial position and results of operations.

In August 2003, the FASB issued SFAS 150.This standard requires certain financial instruments which, under previous guidance could be accounted for as equity, be classified as liabilities.Three types of free-standing financial instruments are affected: mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a specified number of shares. Additional disclosures are also required about alternative ways of setting instruments and the capital structure of entities – all of whose shares are mandatorily redeemable. SFAS 150 is effective for all financial instruments entered into or modified after 31 May 2003, and otherwise is effective the first interim period beginning after 15 June 2003. However, the guidance applying to mandatorily redeemable non-controlling interests has been deferred.

82	2003 annual report

Back to Contents

Chapter 11 Other financial information on the company

Quantitative and qualitative disclosures about market risk
We are exposed to market risk from changes in foreign currency exchange rates, interest rates and commodity prices. All of these market risks arise in the normal course of business. In order to manage the risk arising from these exposures, we may utilise a variety of foreign exchange, interest rate and commodity forward contracts, options and swaps.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange risk, interest rate risk and commodity price risk.There are certain limitations inherent in the analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts assumed.

For a discussion of our accounting policies for derivative instruments and further disclosures, see chapter 12 – “Financial statements and other information”.

We use derivative financial instruments solely for the purpose of hedging underlying exposures.We enter into contracts related to derivative financial instruments for periods commensurate with our underlying exposures and do not take positions independent of these exposures. None of these financial instruments are leveraged or used for trading purposes or to take speculative positions.

Foreign currency risk
We operate on an international basis generating revenues and expenses in a large number of currencies, resulting in exposures due to the risk of changes in foreign currency exchange rates relative to the euro, our functional and reporting currency. Our treasury department matches and manages the intra-Group and certain external financial exposures. In order to reduce the exposures, hedges are applied to our netted positions per currency.

Hedging of foreign currency cash flows includes transactional hedging of firm commitments and anticipated cash flows.We use an internal clearing system to allocate the group operational expenses and management charges to our companies.The balances arising from the clearing system are included in the intercompany account balance with our companies. Additionally, this account is used to provide cash management and internal funding.The net exposures on these accounts, denominated in the local currency of each of our companies, are hedged.

The main currencies of our operational exposures and related hedges are the British pound and the United States dollar.

Significant acquisitions are usually funded in the currency of the underlying assets.

On 5 December 2001, we entered into a cross-currency interest rate swap that provides a USD 435 million short position to hedge the group’s US dollar assets.The market value of this instrument at 31 December 2003, was €138 million.

Apart from currency contracts described in this section and the next section, no other foreign exchange related instruments were outstanding as of 31 December 2003.

As of 31 December 2003 and 2002, the net fair values of our foreign currency hedging instruments were approximately € 141 million and € 56 million, respectively.The potential loss in fair value for these instruments from an adverse 10% change in quoted foreign currency exchange rates would have been approximately € 87 million and € 157 million for 2003 and 2002, respectively. At 31 December 2003, a hypothetical uniform 10% strengthening in the value of the euro relative to the currencies in which our transactions were denominated would have resulted, net of hedging settlements, in a decrease in external revenues of approximately € 367 million for the year ending 31 December 2003.The comparable amount in the prior year was € 372 million. This calculation assumes that each exchange rate would change in the same direction relative to the euro.

Interest rate risk
We incur debt to support business operations, including capital expenditures and working capital requirements.We may use instruments such as interest rate swaps and forward rate agreements to alter the interest rate profile of this debt.

At 31 December 2003, we had two outstanding interest rate related derivative instruments apart from the cross-currency interest rate swap described above. On 7 January 2003, we entered into a USD 100 million interest rate swap with a bank (fair value at 31 December 2003: € 1 million), whereby we receive a fixed interest rate and pay a variable interest rate until 5 December 2008. On 23 January 2003, we entered into a USD 100 million interest rate swap with a bank (fair value at 31 December 2003: nil million), whereby we receive a fixed interest rate and pay a variable interest rate until 5 December 2008.The majority of our outstanding debt at 31 December had a maturity of more than one year and paid interest at predominantly fixed rates.

Our debt instruments, including debt associated with capital leases that bear interest at fixed rates of interest are exposed to fluctuations in fair value resulting from changes in market interest rates.The potential decrease in fair value resulting from a hypothetical 10% shift in interest rates would have been approximately € 20 million and € 24 million for 2003 and 2002, respectively.

2003 annual report	83

Back to Contents

This analysis assumes a parallel shift in each currency’s yield curve of interest rates.

See notes 11, 12 and 13 to our financial statements for more information about our outstanding debt.

Commodity risk
We lease or own a fleet of vehicles and aircraft to facilitate domestic and international delivery of post, parcel and logistics activities.We are exposed to the risk of an increase in the prices of refined fuels, principally jet and diesel gasoline, that are used in the transportation of the goods we carry.We may enter into derivative financial instruments to hedge our expected consumption.

We may use a combination of options, swaps and futures contracts to provide some protection from rising fuel and energy prices.

At 31 December 2003, we had no outstanding fuel contracts but may enter into such contracts in the future. During the year ended 31 December 2003, contracts expired to purchase 7,500 metric tonnes of jet fuel at an average price of USD 330 per metric tonne.

Credit risk
Credit risk represents the loss that we would incur if counterparties with whom we enter into operational and financial transactions were unable to fulfil the terms of the agreements.We attempt to minimise our risk exposures on financial transactions discussed above by limiting our counterparties to large banks and financial institutions that meet established credit guidelines and by limiting our exposure to any one counterparty.We continually monitor the credit standing of operational and financial counterparties and re-assess such exposures.

Transition to International Financial Reporting Standards (IFRS)
We will prepare our audited financial statements for the year ending 2005 in compliance with IFRS. The financial statements for 2004 will be the last annual financial statements to be prepared according to Dutch GAAP. The financial statements for the year ending 31 December 2005 will include comparative amounts that have been restated to comply with IFRS standards that will be in force at the year end.

In 2003 we have begun to identify key differences in policies and have started to review our reporting routines and internal control processes in order to be able to compile the data required for IFRS-based reporting. These actions will continue during 2004. During 2004 we will also compile the information that will be used for reporting the comparative amounts in the interim reports and in the financial statements for 2005. IFRS standards permit in certain circumstances a choice of accounting policies and IFRS 1 grants certain reliefs. We have not been able yet to determine our final position on these issues and not all of the standards that will require to be applied at 31 December 2005 are issued by the IFRS Board or endorsed by the European Commission for use in Europe.
Thus the final effect on accounting policies and disclosures cannot be determined at this time.

84	2003 annual report

Back to Contents

Chapter 12 Financial statements and other information

Report of the Independent Auditors to the Supervisory Board and the
General Meeting of Shareholders of TPG N.V.

We have audited the accompanying consolidated balance sheets of TPG N.V. and its subsidiaries as of 31 December 2003 and 2002 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended 31 December 2003, as set out on pages 86-142. These consolidated financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Netherlands.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TPG N.V. and its subsidiaries as at 31 December 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2003 in conformity with accounting principles generally accepted in the Netherlands.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 30 to the consolidated financial statements.

Amsterdam, 18 March 2004
PricewaterhouseCoopers Accountants N.V.

2003 annual report	85

Back to Contents

Chapter 12 Financial statements and other information

Consolidated balance sheets
Before proposed appropriation of net income

		At 31 December

		2003		%	2002
				variance

	Assets
	Fixed assets
1	Intangible assets
	Goodwill	2,309			2,675
	Other intangible assets	112			91

	Total intangible assets		2,421	(12.5)		2,766

2	Property, plant and equipment
	Land and buildings	981			996
	Plant and equipment	469			500
	Other property, plant and equipment	485			567
	Construction in progress	74			67

	Total property, plant and equipment		2,009	(5.7)		2,130

3	Financial fixed assets
	Investments in affiliated companies	79			95
	Loans receivable from affiliated companies	2			2
	Other loans receivable	158			96
	Prepayments and accrued income	388			484

	Total financial fixed assets		627	(7.4)		677

	Total fixed assets		5,057	(9.3)		5,573

	Current assets
4	Inventory	49			56
5	Accounts receivable	1,977			1,922
6	Prepayments and accrued income	362			358
7	Cash and cash equivalents	470			357

	Total current assets		2,858	6.1		2,693

	Total assets		7,915	(4.2)		8,266

(in € millions, except percentages)
The figures # in the line items of these financial statements refer to the notes to the financial statements.
The accompanying notes form an integral part of these financial statements.

86	2003 annual report

Back to Contents

		At 31 December

		2003		%	2002
				variance
	Liabilities and group equity
8	Group equity
	Shareholders’ equity	2,969			2,961
	Minority interest	17			18

	Total group equity		2,986	0.2		2,979

	Provisions
22	Deferred tax liabilities	143			133
9	Retirement schemes	23			35
9	Restructuring	42			30
9	Other	88			96

	Total provisions		296	0.7		294

10	Pension liabilities	521		(29.8)		742

	Long-term liabilities
11	Long-term debt	1,474			1,523
11	Accrued liabilities	187			138

	Total long-term liabilities		1,661	0		1,661

	Current liabilities
	Trade accounts payable	687			673
12	State loans				72
13	Other current liabilities	540			702
14	Accrued current liabilities	1,224			1,143

	Total current liabilities		2,451	(5.4)		2,590

	Total liabilities and group equity		7,915	(4.2)		8,266

(in € millions, except percentages)
Liability capital (group equity plus the subordinated loan, repaid on 31 December 2003) was € 2,986 million at 31 December 2003 (2002: 3,010).
The figures # in the line items of these financial statements refer to the notes to the financial statements.
The accompanying notes form an integral part of these financial statements.
Per 1 January 2003 dividends proposed, but not yet declared, are to be presented as a component of equity instead of as a liability. The prior year balances are adjusted for comparison purposes.

2003 annual report	87

Back to Contents

Chapter 12 Financial statements and other information

   Consolidated statements of income

		2003		% variance	2002		% variance	2001
16	Net sales	11,785			11,662			10,979
17	Other operating revenues	81			120			239

	Total operating revenues		11,866	0.7		11,782	5.0		11,218

	Cost of materials	(546)			(554)			(507)
	Work contracted out and other external expenses	(4,920)			(4,810)			(4,600)
18	Salaries and social security contributions	(4,163)			(4,027)			(3,836)
19	Depreciation, amortisation and impairments	(711)			(490)			(437)
20	Other operating expenses	(759)			(843)			(821)

	Total operating expenses		(11,099)	(3.5)		(10,724)	(5.1)		(10,201)
	Operating income		767	(27.5)		1,058	4.0		1,017

21	Interest and similar income	18			20			26
21	Interest and similar expenses	(110)			(128)			(119)

	Net financial (expense)/income		(92)	(14.8)		(108)	(16.1)		(93)
	Income before income taxes		675	(28.9)		950	2.8		924

22	Income taxes		(368)			(341)			(335)
	Results from investments in affiliated companies		(6)			(5)			(1)

	Net income before minority interests		301	(50.2)		604	2.7		588

	Minority interests		(1)			(5)			(3)

	Net income		300	(44.9)		599	2.4		585

18	Net income per ordinary share (in € cents) [1]		63.1			126.1			123.2
18	Net income per diluted ordinary share (in € cents) [2]		63.1			126.1			123.0

(in € millions, except percentages)
[1]	In 2003 based on an average of 475,078,945 of ordinary shares / ADRs (2002: 475,021,075; 2001: 475,008,754)
[2]	In 2003 based on an average of 475,356,130 of diluted ordinary shares / ADRs (2002: 475,022,482; 2001: 475,084,174).

The figures # in the line items of these financial statements refer to the notes to the financial statements.
The accompanying notes form an integral part of these financial statements.

88	2003 annual report

Back to Contents

Consolidated cash flow statements
Before proposed appropriation of net income

		2003		% variance	2002		% variance	2001
	Net income	300			599			585
	Depreciation, amortisation and impairments	711			490			437
	Changes in provisions	(7)			(14)			(89)
	Changes in pension liabilities	(221)			(111)			(92)
	Changes in deferred taxes	180			(16)			4
	Changes in working capital:
	Inventory	6			(1)			5
	Accounts receivable	(37)			136			(78)
	Other current assets	(10)			(74)			(87)
	Current liabilities (excluding short-term financing)	15			23			88

23	Net cash provided by operating activities		937	(9.2)		1,032	33.5		773

	Acquisition of group companies	(59)			(128)			(229)
	Disposal of group companies	6			4			0
	Acquisition of affiliated companies	(16)			(11)			(101)
	Disposal of affiliated companies	2			10			5
	Capital expenditure on intangible assets	(67)			(74)			(27)
	Disposals of intangible assets	6			10			59
	Capital expenditure on property, plant and equipment	(287)			(398)			(454)
	Disposals of property, plant and equipment	40			53			91
	Changes in other financial fixed assets	(2)			12			(47)
	Changes in minority interests	4			4			5

24	Net cash used in investing activities		(373)	28.0		(518)	25.8		(698)

	Changes in shareholders’ equity:
	Dividends paid	(204)			(185)			(146)
	Other changes in shareholders’ equity				1			(33)
	Long-term liabilities acquired	70			63			1,247
	Long-term liabilities repaid	(83)			(67)			(65)
	Changes in short-term bank debt	(219)			(410)			(878)

25	Net cash used in financing activities		(436)	27.1		(598)	(578.4)		125
	Changes in cash and cash equivalents		128	252.4		(84)	(142.0)		200

	Cash and cash equivalents at beginning of financial year		357			451			250
	Exchange rate differences on cash items		(14)			(18)			0
	Cash and cash equivalents from acquisition and disposal
	of group companies		(1)			8			1
	Changes in cash and cash equivalents		128			(84)			200

	Cash and cash equivalents at the end of financial year		470	31.7		357	(20.8)		451

(in € millions, except percentages)

Certain items in the consolidated cash flow statements have been adjusted for non-cash movements (principally assets acquired under finance leases, foreign exchange effects and newly consolidated and de-consolidated entities) and as a result do not correspond to the differences between the balance sheet amounts for the respective items.
The figures # in the line items of these financial statements refer to the notes to the financial statements.

The accompanying notes form an integral part of these financial statements.
Reclassifications have been made to increase comparability in 2001 presentation of other intangible assets separate from property, plant and equipment.

2003 annual report	89

Back to Contents

Chapter 12 Financial statements and other information

Consolidated statements of changes in shareholders’ equity from 31 December 2000 to 31 December 2003

	Issued shared capital	Additional paid-in capital	Translation reserve	Other reserves	Unappropriated net income	Total
Balance at 31 December 2000	218	1,433	(11)	49	502	2,191
Final dividend previous year					(109)	(109)
Add-back for stock portion					30	30
Appropriation of net income				423	(423)
Net income					585	585
Interim dividend current year					(67)	(67)
Repurchase of shares				(33)		(33)
Foreign exchange effects			3			3
Other	12	(12)

Balance at 31 December 2001	230	1,421	(8)	439	518	2,600
Final dividend previous year					(114)	(114)
Appropriation of net income				404	(404)
Net income					599	599
Interim dividend current year					(71)	(71)
Foreign exchange effects			(54)			(54)
Other				1		1

Balance at 31 December 2002	230	1,421	(62)	844	528	2,961
Final dividend previous year					(119)	(119)
Appropriation of net income				409	(409)
Net income					300	300
Interim dividend current year					(85)	(85)
Foreign exchange effects			(68)			(68)
Other				(20)		(20)

Balance at 31 December 2003	230	1,421	(130)	1,233	215	2,969

(in € millions)

Per 1 January 2003 dividends proposed, but not yet declared, are to be presented as a component of equity instead of as a liability. The prior year balances are adjusted for comparison purposes.
The accompanying notes form an integral part of these financial statements.

90	2003 annual report

Back to Contents

Notes to the consolidated financial statements

Accounting principles for consolidation, valuation, determination of results and cash flow

Description of our business
Our operations can be divided amongst our three primary business divisions: mail, express and logistics.The mail division primarily provides services for collecting, sorting, transporting and distributing domestic and international mail.The express division provides demand door-to-door express delivery services for customers sending documents, parcels and freight worldwide. The logistics division provides supply chain management services on a contract-by-contract basis to customers worldwide in various business sectors including the automotive, publishing, and fast moving consumer goods industries.

Basis of preparation and significant accounting principles

The financial statements have been prepared in accordance with the provisions of Part 9, Book 2 of the Dutch civil code and accounting principles as described in the “Guidelines for Annual Reporting in the Netherlands” (“Dutch GAAP”).

All amounts in the financial statements are stated in euros, unless otherwise indicated.

Capital is determined on the basis of historical cost. Assets and liabilities are included at nominal value unless otherwise indicated.

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

Changes in accounting policies
In accordance with RJ160 of “Guidelines for Annual Reporting in the Netherlands” dividend payable amounts have been reclassified from “Other current liabilities” to “Shareholders’ equity”, (2002: 119; 2001: 114).These reclassifications had no effect on the prior year’s net income.

Consolidation principles

Group companies, which are companies that form an organisational and economic entity with our company and in which we have a controlling interest, are fully consolidated.The minority participating interests in group equity and in results of operations are disclosed separately. Joint ventures in which another party and we have equal control are consolidated proportionally. Companies in which we acquired a controlling interest during the course of the financial year are consolidated in the financial statements from the date on which the controlling interest was acquired. Companies that are no longer associated with us are consolidated in the financial statements up to the date on which we dispose of our interests in them.

These accounting principles apply to the balance sheets and the statements of income and to the group companies included in the consolidation. All significant intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements include the financial statements of TPG N.V. and its consolidated companies.
A complete list of subsidiaries and affiliated companies included in our consolidated financial statements is publicly filed at the office of the commercial register of the Chamber of Commerce in Amsterdam.This list has been prepared in accordance with the provisions of Article 379, Paragraph 1 and Article 414, Part 9, Book 2 of the Dutch civil code.

Foreign currencies
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

Assets and liabilities of foreign companies with functional currencies other than euro have been translated into euro at the rate of exchange at the balance sheet date.The resulting exchange rate differences are added to or charged against the cumulative translation adjustment balance.The exchange result on loans or other financial instruments used to hedge the company’s exposure with respect to its net investment in foreign companies denominated in foreign currencies are also added to or charged against the cumulative translation. Revenues and expenses of foreign companies with functional currencies other than euro have been translated at the average rate for the year. Exchange differences arising on foreign currency liabilities in entities whose functional currency is the euro are added to or charged against cumulative translation reserve where the liability has the nature of a permanent investment.

Goodwill, other intangible assets, property, plant and equipment and inventory (non-monetary assets) of direct foreign activities are translated at historical exchange rates. Accounts receivable, liabilities, cash and cash equivalents (monetary assets and liabilities)

2003 annual report	91

Back to Contents

Chapter 12 Financial statements and other information

of direct foreign activities are translated at the rate of exchange at the balance sheet date.The resulting exchange rate difference from these translations is included in the statements of income under financial income and expenses.

Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements in order to conform with generally accepted accounting principles. Actual results could differ from those estimates.

Accounting policies relating to the valuation of assets and liabilities

Goodwill and other intangible assets
Goodwill represents the excess of the consideration paid over the fair value of the acquired net assets. Goodwill arising from acquisitions and other intangible assets are valued at historical cost less amortisation or at the recoverable amount if this is less on a permanent basis. Amortisation expense is calculated using the straight-line method over the estimated useful life of up to 20 years, unless a longer period can be specifically identified and supported.

Costs related to the development and installation of internal use software are capitalised and amortised over the estimated useful life.

Prepayments on intangibles assets includes mainly assets under construction which are not yet used in operating activities. At the moment Intangible Assets are used in operating activities, the asset is transferred to the other categories.The amortisation of intangible assets will begin at the moment the assets have been transferred.

Property, plant and equipment
Property, plant and equipment are valued at historical cost less depreciation or at the recoverable amount if this is less on a permanent basis. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. Land is not depreciated. System software is capitalised and amortised as a part of the tangible fixed asset for which it was acquired to operate, because the estimated useful life is inextricably linked to the estimated useful life of the associated asset.

Property, plant and equipment that is no longer used in operating activities is valued at the lower of either net book value or the recoverable amount. Upon retirement or sale, the related historical cost and accumulated depreciation are removed from the accounts and any profit or loss resulting from disposal or sale of property, plant and equipment is included in the statements of income as part of operating income.

Affiliated companies
Investments in affiliated companies are included in the financial statements under financial fixed assets from the date on which we obtain significant influence up to the date they are disposed of. These investments are included at net asset value in accordance with our accounting principles.

Non-core investments
Non-core activities identified as part of acquired affiliated companies and subsidiaries are designated as assets held for disposal.These assets are valued at lower of historical cost or recoverable amount.

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

Cash and cash equivalents
Cash and cash equivalents include cash at hand, bank account balances, bills of exchange and cheques (only those which can be cashed in the short-term). Cash and cash equivalents with an original maturity above twelve months are reported as financial fixed assets.
All highly liquid investments with an original maturity of three months or less at date of purchase are considered to be cash equivalents.

Minority interests
Minority interests in income of consolidated subsidiaries represent the minority shareholders’ share of the income or loss of various consolidated subsidiaries.The minority interest in the consolidated balance sheets reflects the original investment by these minority shareholders in these consolidated subsidiaries, along with their proportional share of earnings or losses of these subsidiaries.

Derivative financial instruments
We use derivative financial instruments as part of an overall risk-management strategy.When used these instruments are applied as a means of hedging exposure to foreign currency risk, interest rate risk and commodity riks connected to anticipated cash flows or existing assets and liabilities.We do not hold or issue derivative financial instruments for trading purposes.

92	2003 annual report

Back to Contents

We use foreign currency forward exchange contracts to hedge the cash flow risk and liabilities.

Gains and losses from foreign currency forward exchange contracts that are hedging anticipated cash flows are deferred in other assets or other liabilities and recognised in income, or as adjustments of carrying amounts, when the hedged transaction occurs.

The net exposures of derivative financial instruments are re-valued at the prevailing spot exchange rate.The resulting gains and losses are included in financial income and expenses.The realised and unrealised gains and losses on the offsetting hedges of on-balance-sheet commitments resulting from changes in the spot exchange rate are also included in financial income and expenses.

The related amounts due to or from counter parties are included in other assets or other liabilities.The premium or discount arising at the inception of the contracts is amortised over the life of the contract and included in financial income and expenses.

If an anticipated cash flow does not occur or is expected not to occur, the foreign currency forward exchange contract is terminated, and any results are recognised in financial income and expenses.

Pension liabilities
For defined benefit plans, pensions are accounted for at fair value in accordance with SFAS no. 87,“Employers Accounting for Pensions”, through which pension expense and related liabilities are based on a specific methodology that reflects the concepts of accrual accounting. Amounts are reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts charged to expense are typically different from amounts funded.
Pension costs for defined contribution plans are expensed to the statements of income when incurred.

Provisions
Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recorded for restructuring, retirements and other obligations. Provisions are recorded at nominal value, except for certain post-retirement benefits, which are stated at the net present value of future obligations.

Provisions for onerous contracts are recorded when the unavoidable costs of meeting the obligation under the contract exceed the economic benefits expected to arise from that contract taking into account impairment of fixed assets first.

Deferred taxes
Deferred tax assets and liabilities arising from temporary differences between the nominal values of assets and liabilities for book purposes and for tax purposes are calculated on the basis of the current rates of income tax. Deferred tax assets are recognised if it is more likely than not that they will be realised in the foreseeable future. Deferred tax assets and liabilities with the same term and the same consolidated tax group are presented net in the balance sheet, if we have a legally enforceable right to offset the recognised amounts.

Stock-based compensation
Our employee stock option plans and our performance share plan are performance-based.The final benefits to be awarded under these plans may vary depending on target total shareholder returns for our shares over the respective three-year vesting periods. If the exercise price for our options is less than the underlying share price on the date of grant, we recognise compensation expense in the year of grant equal to the number of options granted multiplied by the difference between the underlying share price and the option exercise price.We recognise the total compensation expense for our performance share plans in the year in which the related shares vest.The total compensation expense to be recognised for our performance share plans will be equal to the number of performance shares that ultimately vest multiplied by the underlying share price on the vesting date.

Under our bonus-matching scheme, a part of the annual bonus is paid in shares. Should the employee retain at least half the shares awarded to him or her under this scheme for a period of three years, the company will match those shares on a one-to-one basis at no cost to the employee.There are two cost components to this scheme.The first cost component relates to the employee’s annual bonus, paid in shares.This component is recognised as compensation expense in the year to which the bonus relates.The second cost component relates to the shares that will be matched on the third anniversary of the grant date.The total compensation cost for this second component is recognised as compensation expense evenly over the three-year vesting period.The total compensation cost for this second component is equal to the maximum number of bonus shares that may be matched, multiplied by the underlying share price on the date of grant.

Accounting principles relating to the determination of results

Revenues
Revenues are recognised when services are rendered, goods are delivered or work is completed. Losses are recorded when probable. Revenue is the gross inflow of economic benefits during the current year arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

2003 annual report	93

Back to Contents

Chapter 12 Financial statements and other information

Revenue is measured at the fair value of the consideration of received amounts or receivable amounts.

Revenues of delivered goods and services are recognised when:
we have transferred to the buyer the significant risks and rewards of ownership of the goods;
we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control of the goods sold;
the amounts of revenue are measured reliably;
it is probable that the economic benefits associated with the transaction will flow to us;
the costs to be incurred in respect of the transaction can be measured reliably; and
the stage of completion of the transaction at the balance sheet date can be measured reliably.

Amounts received in advance are recorded as accrued liabilities until services are rendered to customers, goods are delivered or work is completed, using the percentage of completion method.

Net sales
Net sales represent the revenues from the delivery of goods and services to third parties, less discounts and taxes levied on sales.

Other operating revenues
Other operating revenues include revenues that do not arise from our normal trading activities and include net gains from the sale of property, plant and equipment and the rental income from buildings and houses.

Depreciation expense, amortisation and impairments
Depreciation expense and amortisation are calculated on the basis of the historical cost of property, plant and equipment and intangible assets using the straight-line method on the basis of the estimated useful life.This estimated useful life takes into account the residual value (if any) of property, plant and equipment.

We review intangible and tangible fixed assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. For all goodwill amortised for a period of greater than 20 years and for all tangible and intangible assets for which an impairment may have occurred, the carrying value of the related asset is reassessed through comparison with the value of the related discounted future cash flows. Any impairment arising on this comparison is reflected as a charge in the statements of income.

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

Accounting principles relating to the consolidated cash flow statement

The cash flow statement has been prepared using the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate differences affecting cash items are shown separately in the cash flow statement. Receipts and payments with respect to interest and taxation on profits are included in the cash flow from operating activities.The cost of acquisition of new group companies, affiliated companies and investments, insofar as it was paid for in cash, is included in cash flow from investing activities.The cash assets of the newly acquired group companies are shown separately in the cash flow statement.

Cash flows from derivatives are recognised in the statement of cash flows in the same category as those of the hedged item.

94	2003 annual report

Back to Contents

Notes to the consolidated balance sheets

Fixed assets

1 Intangible assets: 2,421 million (2002: 2,766)

Statement of changes in intangible assets
			Prepayments
	Goodwill	Software	on intangibles	Total

Amortisation percentage	2.5% - 20%	20% - 35%

Historical cost	3,248	144	8	3,400
Accumulated amortisation	(573)	(60)	(1)	(634)

Balance at 31 December 2002	2,675	84	7	2,766

Changes in 2003
Additions	58	46	21	125
Disposals	(2)	(3)	(3)	(8)
Internal transfers/reclassifications	(6)	18	(12)
Amortisation and impairment	(334)	(44)		(378)
Exchange rate differences	(82)	(1)	(1)	(84)

Total changes	(366)	16	5	(345)

Historical cost	3,196	200	13	3,409
Accumulated amortisation/impairment	(887)	(100)	(1)	(988)

Balance at 31 December 2003	2,309	100	12	2,421
Of which is under restrictive title or held as security for liabilities		1	1	2

(in € millions, except percentages)

Impairment

As a result of weak economic conditions in some of the markets in which we operate, we experienced declines in operating income for some of our mail and logistics businesses.These declines prompted us to revise our long-term forecasts for some of these businesses. As a result, we have performed goodwill impairment tests on these businesses based on our revised forecasts.
The goodwill impairment tests were based on determining the value in use for these businesses using the present value of the future cash flows that they are expected to generate, using a discount rate of 7.6%.

2003 annual report	95

Back to Contents

Chapter 12 Financial statements and other information

The result of the impairment review was that the carrying amounts of certain businesses exceeded their recoverable amounts by €193 million.This led to a pre-tax, non-cash €183 million reduction in the carrying value of our goodwill and a pre-tax, non-cash asset impairment of €10 million on the carrying value of property, plant and equipment.The impairments are allocated to our company’s segments as indicated below:

		Property, plant
	Goodwill	& equipment	Total

Logistics division
France	76	6	82
Italy non-automotive	48		48
Germany	24		24
Nordics	15		15
Spain		4	4

	163	10	173
Mail division
UK Data and document management	20		20

Total impairment	183	10	193

(in € millions)

These impairments of goodwill and property, plant and equipment, totalling € 193 million on a pre-tax, non-cash basis were reflected as a component of “Depreciation, amortisation and impairments” in the accompanying consolidated statements of income.

Goodwill

Summary of principal acquisitions in the year		Month		Acquisition	Goodwill on
	Division	acquired	% owner	cost	acquisition

Company name
Fischer	Mail	January	100.0	3	3
Blitzpunkt	Mail	January	100.0	7	7
Full Service	Mail	January	100.0	1	1
DocVision	Mail	May	100.0	9	10
Archive and Data Storage	Express	June	90.0	4	4
TNT Arvil	Logistics	June	51.0	5	7
Prime Vision	Mail	December	60.0	3	3
Olaf Jepsen (remaining shares)	Mail	December	100.0	9	9
Other acquisitions				18	14

Total				59	58

(in € millions)

Additions in 2003 include € 58 million (2002: 127) of goodwill arising from the acquisition of interests in newly acquired group companies and from extending our interests in group companies acquired in prior years. Our acquisitions during 2003 have generally centred around addressing our long-term strategic plans by, amongst others, covering new geographic areas where we were previously not present or present only to a limited extent, gaining key market share, and obtaining full control of some of our successful joint ventures.

The acquisition of Werbeagentur Fischer GmbH further improves the mail division’s European presence in the unaddressed mail communication market in Germany.Werbeagentur Fischer is market leader in south-east Germany and delivered over 132 million leaflets.

96	2003 annual report

Back to Contents

Blitzpunkt GmbH was acquired to provide the mail division with a presence in the unaddressed mail distribution market in east Germany. Blitzpunkt delivered 335 million leaflets and 19 million free newspapers.

Full Service Srl was acquired through TPG Post Italia. Full Service has established a well-managed data processing, printing and outsourcing of data related services business.

DocVision B.V. was acquired through an asset deal to increase the mail division’s presence in mailroom management, repro services, colour copy and print and outsourcing services in The Netherlands.

Archive and Data Storage Ltd. was acquired to provide the express division with a strategically important presence in the data storage market in London, United Kingdom.

A 51% share was acquired in TNT Arvil – joint venture TNT Arcese Bonzano Spa, which is appointed as the sole operator of the inbound (material and components transport, handling and assembly line feeding) of all Italian plants of Fiat.

Prime Vision B.V. was acquired to develop, together with the minority shareholder and former owner expertise, in pattern and character recognition software.The company specialises in the development, production, marketing and sales of patterns and character recognition products.

These newly acquired subsidiaries are summarised in the tables below:

Opening balance sheet summary of newly acquired entities

	Fischer	Blitzpunkt	Full Service	DocVision	Archive and data torage	TNT Arvil	Prime vision
Total fixed assets	1	1		1	1	46	1
Current assets		1	1	5	1	68	1

Total assets	1	2	1	6	2	114	2

Shareholders’ Equity				(1)		(2)
Provisions		1		2
Longterm liabilities			1			44	1
Current liabilities	1	1		5	2	72	1

Total liabilities
and equity	1	2	1	6	2	114	2

(in € millions)

The additional 49% of the outstanding shares Olaf Jepsen GmbH was acquired.TPG had already acquired 51% of the shares in 1998. Olaf Jespen is a key part of the total TPG Mail unaddressed mail network in Germany.The company annually delivers 956 million items such as leaflets and newspapers.

In addition,“other acquisitions” of € 18 million, paid in cash, consist of amounts paid in respect of the finalisation of purchase considerations of € 9 million, additional shareholdings in previous acquisitions from prior years amounting to € 5 million, and a number of smaller acquisitions with a combined purchase price of € 3 million. Goodwill recognised on these transactions amounted to € 14 million.

Recognised goodwill related to the acquisitions was allocated based upon fair value of assets and liabilities acquired.The goodwill on acquisitions in 2003 will be amortised over their estimated useful lives of up to 20 years.

Goodwill relating to the 1996 acquisition of the TNT and GD Express Worldwide business is estimated to have a useful life of 40 years and is amortised over that period.The historic cost of this goodwill is € 1,313 million with accumulated amortisation and impairments of € 265 million.The assessment of a useful economic life of 40 years is deemed to be appropriate on the basis of a substantial market share and extensive network acquired.The barriers to enter the market add to the sustainability of the position together with the stability and foreseeable life of the industry to which the goodwill relates.

Pro-forma results
The following represents the pro-forma results of TPG for 2003 and 2002 as though the acquisitions in the table above had taken place on 1 January 2002.These proforma results do not necessarily reflect the results that would have arisen had these acquisitions actually taken place on 1 January 2002 nor are they necessarily indicative of future performance of TPG.

2003 annual report	97

Back to Contents

Chapter 12 Financial statements and other information

This calculation also includes the impact of amortisation and an imputed interest cost.

Pro-forma-results	Year ended at 31 December
(unaudited)
	2003	2002
Total operating revenues	11,892	11,892
Net income before minority interests	301	604
Net income	296	590
Net income (in € cents)
per ordinary share/ADR	62.3	124.2
Net income (in € cents)
per diluted ordinary share	62.3	124.2

(in € millions, except per share data)

Software
Internally generated software included in the total software balance had a book value of € 68 million at 31 December 2003. Prepayments on internally generated intangible assets had a book value of € 1 million at 31 December 2003.

2    Property, plant and equipment: 2,009 million (2002: 2,130)

Statement of changes in property,			Other property,
plant and equipment	Land and	Plant and	plant and	Construction
	buildings	equipment	equipment	in progress	Total
Depreciation percentage	0%-10%	4%-33%	7%-25%	0%

Historical cost	1,525	1,172	1,125	67	3,889
Accumulated depreciation	(529)	(672)	(558)		(1,759)

Balance at 31 December 2002	996	500	567	67	2,130

Changes in 2003
Capital expenditure	47	86	88	66	287
Acquisitions		7	2		9
Disposals	(18)	(3)	(17)	(2)	(40)
Exchange rate differences	(18)	(7)	(18)	(1)	(44)

Net additions / disposals	11	83	55	63	212
Depreciation and impairments	(62)	(135)	(136)		(333)
Transfers and other changes	36	21	(1)	(56)

Total changes	(15)	(31)	(82)	7	(121)

Historical cost	1,496	1,215	1,073	74	3,858
Accumulated depreciation	(515)	(746)	(588)		(1,849)

Balance at 31 December 2003	981	469	485	74	2,009

(in € millions, except percentages)

98	2003 annual report

Back to Contents

Included in the balance sheets on 31 December 2003 are:

			Other property,
	Land and	Plant and	plant and	Construction
	buildings	equipment	equipment	in progress	Total
Under finance lease	30	30	60		120
Mail			2		2
Express	11	5	58		74
Logistics	19	25			44
Pledged as security for liabilities	5	1			6
Logistics	5	1			6
Subleased to third parties	10				10
Express	5				5
Logistics	5				5
Under restrictive title	5	8	1		14
Logistics	5	8	1		14

(in € millions)

Historical cost refers to, amongst others, the then current value of the property, plant and equipment contributed by the former parent Royal PTT Nederland NV to our company upon incorporation on 1 January 1989.The calculation of the depreciation expense on these assets takes into account the useful life that had already elapsed at that date.The book value at 31 December 2003 of these assets contributed to our company on 1 January 1989 is € 113 million (2002: 123), net of accumulated depreciation of € 298 million (2002: 299).

The valuation of the businesses in the logistics division led to an impairment of assets in France of € 6 million and Spain of € 4 million, totalling € 10 million. Of this € 10 million, € 6 million related to plant and equipment and € 4 million to other property, plant and equipment (see note 1).

Lease hold rights and ground rent for land and buildings are mainly held by express and logistics.The book value of the lease hold rights and ground rent in express is € 11 million, comprising historic value of € 13 with accumulated depreciation € 2 million. The book value of the lease hold rights and ground rent in logistics is € 19 million, comprising historic value of € 22 million with accumulated depreciation € 3 million.
Lease hold rights and ground rent for land and buildings are mainly in Belgium for € 25 million, in France for € 4 million and in the Netherlands for € 1 million.
The term of the various contracts are in between 3 and 10 years. In 2003 the annual amount paid for the lease hold rights and ground rent contracts was € 2.9 million.

3 Financial fixed assets: 627 million (2002: 677)

Statement of changes in financial fixed assets
		Loans
	Investments	receivable		Prepayments
	in affiliated	from affiliated	Other loans	and accrued
	companies	companies	receivable	income	Total
Balance at 31 December 2002	95	2	96	484	677

Changes in 2003
Additions	13		74	111	198
Disposals/decreases	(22)			(231)	(253)
(De)consolidation				38	38
Withdrawals / repayments			(11)	(12)	(23)
Dividend
Exchange rate differences	(1)			(2)	(3)
Other changes	(6)		(1)		(7)

Total changes	(16)		62	(96)	(50)

Balance at 31 December 2003	79	2	158	388	627

(in € millions)

2003 annual report	99

Back to Contents

Chapter 12 Financial statements and other information

The carrying values of our loans receivable from affiliated companies, other loans receivable, and prepayments and accrued income approximate their fair values.

Included in the € 388 million prepayments and accrued income at 31 December 2003 is an amount of € 205 million of deferred tax assets (2002: 374).The short term deferred tax assets of € 37 million (2002: 32) is included in accounts receivables.

Prepayments also include an amount of € 4 million (2002: 5) prepaid in respect of financing costs relating to the € 1,000 million Eurobond (see note 11).These amounts are released to the income statement over the life of the bond using the “effective interest” method. In 2003, the amount amortised in the income statement was € 1 million (2002: 1).

Current assets

4	Inventory: 49 million (2002: 56)

		At 31 December

		2003	2002
Raw materials		19	19
Finished goods		30	37

Total		49	56

(in € millions)

Inventory is stated net of provisions for obsolete items amounting to € 2 million (2002: € 2).

5	Accounts receivable:
1,977 million (2002: 1,922)
	At 31 December

	2003	2002
Trade accounts receivable	1,669	1,649
Deferred tax assets	37	32
VAT receivable	55	46
Accounts receivable from
affiliated companies	7	8
Receivables from employees	0	1
Other	209	186

Total	1,977	1,922

(in € millions)

Trade accounts receivable for services rendered and delivered goods have been included after deduction of a provision for doubtful receivables amounting to € 83 million at 31 December 2003 (2002: 79).

6	Prepayments and accrued income:
362 million (2002: 358)

These prepayments and accrued income include amounts paid in advance to cover costs that will be charged against income in future years and amounts still to be invoiced. At 31 December 2003, prepayments amounted to € 90 million (2002: 167). All prepayments and accrued income are due within in one year.

7	Cash and cash equivalents:
470 million (2002: 357)

Cash and cash equivalents comprise cash at hand of € 10 million (2002: 14), cash at bank and on deposit of € 453 million (2002: 332) and outstanding cheques of € 6 million (2002: 8). Marketable securities are € 1 million (2002: 3). Included in cash and cash equivalents is € 167 million (2002: 121) of restricted cash held and partially controlled by consolidated joint ventures.

Group equity

8	Shareholders’ equity:
2,969 million (2002: 2,961)
Group equity consist of shareholders’ equity and minority interest. See notes (32) to (36) for the explanation of shareholders’ equity.

100	2003 annual report

Back to Contents

Provisions

9	Provisions: 153 million (2002: 161)

Provisions relate to obligations and risks associated with our operations and liabilities related to termination of employment contracts.

Statement of changes in provisions
	Retirement
	schemes	Restructuring	Other	Total
Balance at 31 December 2002	35	30	96	161

Additions		29	19	48
Withdrawals	(14)	(12)	(17)	(43)
Exchange rate differences			(3)	(3)
(De)consolidation		1	2	3
Interest	2			2
Other / Releases		(6)	(9)	(15)

Balance at 31 December 2002	23	42	88	153

(in € millions)

We expect to make cash expenditures of approximately € 27 million from the restructuring provision, € 13 million from the retirement schemes provision and € 9 million from other provisions in the coming year.

The retirement schemes provision relates to the entitlement to retirement payments of employees who worked as public servants for the Netherlands Postal and Telecommunications Services before 1 January 1989, and who were made redundant before 1 January 1996. Provisions for retirement pay are carried at their discounted value at an average interest rate of 6%.

Provisions for restructuring deal primarily with restructuring projects for mail activities in the Netherlands, integration and restructuring projects within express and logistics and various other issues. During the year approximately 1,532 (2002: 748)

employees were made redundant through such reorganisations, as result of a combination of efficiency improvements and the impact of restructuring of the operations of our customers. Of the employees made redundant during the year, 358 related to employees in mail, 271 related to employees in express, and 903 related to employees in logistics. Of the 1,532 positions reorganised, 1,099 related to direct staff and 433 to overhead staff.

Other provisions (€ 88 million) mainly relate to dilapidation of warehouse contracts and contractual obligations (€ 18 million), the transformation through standardisation programme related provisions (€ 15 million), provisions for contractual obligations regarding divested activities (€ 9 million) and various other provisions held by companies in the group (€ 46 million).

Pension liabilities

10	Pension liabilities: 521 million (2002: 742)
We operate a number of pension plans around the world. Most of our non-Dutch pension plans are defined contribution plans. For our non-Dutch employees we also operate a limited number of defined benefit plans.The liabilities for these employees are separately covered by private insurers and foreign pension funds.

Two retirement plans are applicable to most Dutch employees. These two plans are the most significant pension plans of TPG: A pension plan and a conditional early retirement arrangement. Senior management of TPG participates in a separate pension fund in the Netherlands.

Our main Dutch company pension plan, which is externally funded in “Stichting Pensioenfonds TPG”, covers the employees who are subject to our collective labour agreement.The majority of all our Dutch employees are subject to the collective labour agreement. This pension plan and the corresponding early retirement plan have merged into a renewed pension plan as per 1 January 2001. The plan covers some 97,000 participants including approximately 12,000 pensioners and some 24,000 former employees. By law the plan is managed by an independent board that falls under the supervision of the Independent Supervisory Authority for Pensions and Insurance.

The plan is a defined benefit average pay plan and our employees are eligible for a retirement pension at the age of 62. Old age

2003 annual report	101

Back to Contents

Chapter 12 Financial statements and other information

pension benefits are accrued on an annual basis of 2.25% of the pensionable salary. At age 62 part of the old age pension can be transferred into spouses’ pensions. Furthermore, a temporary old age pension of 2% of the deductible is accrued to cover the three years before state pension commences.

A transitional plan exists for employees in service at 31 December 2000 and who were 35 years or older at that date. For these employees we guarantee a benefit of at least 70% of the last qualifying salary from age 62 to 65. Employees who are 42 years or older at 31 December 2000 are also entitled to an additional transitional plan.These employees will retire at age 65 and are entitled to an early retirement benefit of 80% of the qualifying salary. Furthermore, if the employee served 25 years or more on 1 April 1996 early retirement starts at age 61 or after 40 years of service instead of at age 62.

In the pension plan only the employer contributes to the fund. This level of contribution is based upon actuarial recommendations. In addition and subject to our funding agreement with the plan we have to pay additional contributions to the pension fund in order to satisfy the new minimum funding requirements of the Independent Supervisory Authority for Pensions and Insurance.The total contribution to the main pension fund amounted to € 169 million in 2003 (€ 55 in 2002) and is estimated to be € 163 million in 2004.The benefits arising from the transitional plan are directly paid by TPG.These payments amounted to € 79 million in 2003 (€ 67 million in 2002) and are estimated at € 84 million for 2004.

The pension fund runs an actively managed investment portfolio. The pension funds uses Asset and Liability Management (ALM) studies that generate future scenario’s to determine its optimal asset mix. During 2003, the dynamic weight of equity investments increased to 43.6%, the dynamic weight of fixed interest investments decreased to 46.9%, the weight of real estate investments (including international) went up to 9.4% and the cash and cash equivalents position ended at 0.1%. For 2004 no rebalancing has taken place and it is expected that over time the strategic asset mix will gradually move back to a higher percentage of equity at the cost of a lower percentage of fixed income. Based on the actual asset mix at 31 December 2003 a tactical spread of -5% and +5% is applicable. Investments in equity consists for 25% of a european equity portfolio and for 75% of a worldwide equity portfolio, half of which is hedged against US dollar exposure. The average return over the last 10 years amounted 8.5%. The fixed income portfolio's consist of 60% government bonds for the 12 EMU-countries with the remainder high quality credits. The average return over the last 10 years amounted 7.0%. Real estate investments saw an average return of 7.7% over the last 10 years.

The table below shows the strategic asset mix applicable in 2003 and our actual asset mix of the main pension fund.

	Actual asset mix at 31 Dec 2003	Strategic asset mix
Equities	43.6%	41.0%
Fixed interest	46.9%	50.0%
Real estate	9.4%	9.0%
Cash	0.1%

Total	100.0%	100.0%

(in € millions)

The assets of our major plan cover approximately 94% of our total pension assets and the liabilities described in the section above cover approximately 94% of our total pension liabilities.

Pensions cost
Inherent in the valuation of our pensions and the determinition of our pension cost are key assumptions which include: employee turnover, mortality and retirement ages, discount rates, expected long-term returns on plan assets and future wage increases which are usually updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions giving rise to a different pension liability, which would be reflected as an additional profit or expense in our statement of income.

Changes in the related net periodic pension cost may occur in the future due to changes in the assumptions.
In 2003, our net periodic pension cost was € 43 million (2002: 6). Our net periodic pension cost is expected to decrease to approximately € 20 million in 2004, primarily as a result of € 26 million lower transition cost.

Total cash contributions in 2003 amounted € 264 million (2002: 133) and are expected to amount approximately € 270 million in 2004.The total liability at year end 2004 is estimated to end at € 271 million.

Disclosure on pensions
The Projected Unit Credit Method was used to determine the Projected Benefit Obligation (PBO) and the Current Unit Credit Method was used to determine the Accumulated Benefit Obligation (ABO).The measurement date for all liabilities and assets is 31 December.

Information required to be disclosed with respect to the funded status of our main pension schemes at 31 December 2003 and 2002 and with respect to the net periodic pension costs for 2003, 2002 and 2001 are presented in the table below.

102	2003 annual report

Back to Contents

Disclosures

	2003	2002

Change in benefit obligation
Benefit obligation at beginning of year	(3,306)	(3,298)
Service costs	(116)	(129)
Interest costs	(187)	(187)
Plan participants’ contributions	(3)	(2)
Amendments	(13)	0
Actuarial (loss) / gain	(186)	201
Benefits paid	134	109

Benefit obligation at end of year	(3,677)	(3,306)

Change in plan assets
Fair value of plan assets at beginning of year	2,833	3,093
Actual return on plan assets	308	(283)
Employer contribution	257	130
Plan participants’ contributions	3	2
Amendments	10	0
Benefits paid	(134)	(109)

Fair value of plan assets at end of year	3,277	2,833

Funded status as per 31 December
Funded status	(400)	(473)
Unrecognised transition costs		26
Unrecognised prior service costs	(313)	(353)
Unrecognised net actuarial loss / (gain)	192	58

Prepaid (accrued) benefit cost	(521)	(742)

Components of net periodic benefit cost for
Service costs	(116)	(129)
Interest costs	(187)	(187)
Expected return on plan assets	234	295
Amortisation of transition costs	(26)	(45)
Amortisation of prior service costs	40	40
Amortisation of actuarial gain / (loss)	19	24
Other costs	(7)	(4)

Net periodic benefit costs	(43)	(6)

Other balance sheet entries as of 31 December
Prepaid (accrued) benefit costs	(521)	(742)
Additional minimum liability	0	0
Intangible assets	0	0
Reduction to equity	0	0

Accumulated benefit obligation as of 31 December
Accumulated benefit obligation	(3,394)	(3,019)

Weighted-average assumptions as of 31 December
Discount rate	5.5%	5.5%
Expected return on plan assets	7.9%	7.9%
Rate of compensation increase	2.8%	2.8%
Rate of benefit increase	2.0%	2.0%

(in € millions, except percentages)

2003 annual report	103

Back to Contents

Chapter 12 Financial statements and other information

The accrued pension costs did not include an adjustment to recognise a minimum liability (2002: 0). In 2003, no additional intangible asset was recognised (2002: 0); nor was an amount charged directly to equity (2002: 0).

The table below shows the sensitivity of the net periodic pension cost to deviations in assumptions.

Changes in assumptions

	%-change in assumptions	change in net periodic costs
Net periodic pension costs		(43)
Discount rate	+0.5%	14
Expected return on plan assets	+0.5%	15
Rate of compensation increase	+0.5%	(19)
Rate benefit increase	+0.5%	(45)

Net periodic pension costs		(43)
Discount rate	(0.5)%	(63)
Expected return on plan assets	(0.5)%	(13)
Rate of compensation decrease	(0.5)%	10
Rate benefit decrease	(0.5)%	19

(in € millions, except percentages)

Long-term liabilities

11	Long-term debt

The table below sets forth the amounts of the interest-bearing long-term liabilities maturing during each of the next five years and thereafter.

	Bond	Other loans	Finance leases	Total

2004		19	5	24
2005		27	18	45
2006		207	14	221
2007		17	15	32
2008	1,000	16	14	1,030
Thereafter		107	39	146

Total	1,000	393	105	1,498
Of which is included in current liabilities		19	5	24

Long term interest-bearing liabilities	1,000	374	100	1,474

(in € millions)

Long-term liabilities: 1,474 million (2002: 1,523)
Long-term liabilities include a € 1 billion Eurobond, a drawing of € 187 million on a Canadian dollar-denominated syndicate facility, a € 129 million loan and € 58 million of other long-term loans and € 100 million of finance leases.

On 5 December 2001,TPG N.V. issued a € 1 billion Eurobond with an original maturity of seven years.The bond has a coupon of 5.125% and began paying interest annually in arrears on 5 December 2002. The bond is listed on the Euronext Amsterdam Exchange and is rated “A”, (negative outlook) by Standard & Poor’s Ratings Services and “A1”, (stable outlook) by Moody’s Investor Services Limited.

Other long-term liabilities include a € 187 million (2002: 200) Canadian dollar denominated, syndicated facility that was signed in May 2001, at a rate of interest of 3 month Canadian LIBOR plus a margin of 0.325%.This facility has an original maturity of five years plus one day. At 31 December 2003, the rate of interest on this facility was 3.14%. Also included is € 129 million (2002: 142) in respect of the long term portion of a loan signed in December 2001.This loan is to be repaid in quarterly instalments through 2020 and carries a rate of interest of 5.85%.

Other interest bearing liabilities of € 158 million (2002: 181) includes € 100 million (2002: 107) of finance leases and € 30 million in loans to finance real estate for the German operations (2002: 26) with fixed interest rates ranging between 5.5% and 6.5% expiring in 2010. In addition, the company has € 28 million in other loans (2002: 48).

Aircraft with a book value of € 55 million are pledged as collateral on the related lease obligation.There are no other significant assets pledged as collateral on these liabilities.

104	2003 annual report

Back to Contents

Accrued liabilities: 187 million (2002: 138)
At 31 December 2003 we had € 167 million (2002: 138) of non-interest-bearing accrued liabilities representing leaving indemnity liabilities and € 20 million (2002: 0) of other miscellaneous long-term liabilities.

Current liabilities

12	State loans: 0 (2002: 72)
The company had € 72 million of short-term loans from the Dutch State, denominated in Dutch guilders, consisting of a € 41 million ordinary loan (Loan A) and a € 31 million subordinated loan (Loan B). Final repayment took place on 31 December 2003.

13	Other current liabilities:
540 million (2002: 702)

	At 31 December

	2003	2002[1]

Short term bank debt	45	136
Income tax payable	18	118
Taxes and social
security contributions	280	224
Current portion of long-term debts	24	30
Expenses to be paid	57	60
Other current liabilities	116	134

Total	540	702

(in € millions)
[1]	Per 1 January 2003 dividends proposed, but not yet declared are to be presented as a component of equity instead of as a liability.The prior year balances are adjusted for comparison purposes.

14	Accrued current liabilities:
1,224 million (2002: 1,143)

	At 31 December

	2003	2002

Amounts received in advance	148	119
Expenses to be paid	724	670
Vacation / vacation payments	191	196
Terminal dues	45	56
Other accrued current liabilities	116	102

Total	1,224	1,143

(in € millions)

15	Commitments and contingencies
(No corresponding financial statement number)

	At 31 December

	2003	2002

Commitments relating to:
Operating guarantees	9	3
Financial guarantees	254	216
Rent and operating lease contracts	1,679	1,653
Capital expenditure	58	12
Purchase commitments	100	35

(in € millions)

Of the total commitments indicated above, € 631 million are of a short-term nature (2002: 443).

Financial and operating guarantees
Total financial and operating guarantees provided by our company amounted to € 263 million (2002: 219), of which € 90 million (2002: 90) relate to guarantees issued by our company to banks and other institutions and € 94 million (2002: 54) relate to corporate guarantees.These guarantees were issued in connection with the group’s obligations under lease contracts, custom duty deferment and local credit lines.

€ 62 million (including accrued interest of € 18 million) relates to an obligation in 2010 to fund additional potential costs that relate to wage guarantees and are contingent on the disability and (in)voluntary termination of the employees.The likelihood of liabilities arising from these guarantees is considered remote and accordingly they have not been recognised in the balance sheet at 31 December 2003. In an arrangement with an insurance company, the company is obliged to pay for any annually determined shortfalls in the insurance underwriting reserve as a result of the annual calculation of the remaining wage guarantees. No amounts were payable in either 2003 or 2002 in respect of this arrangement.

The € 17 million of remaining financial guarantees in 2003 relates to bank guarantees issued locally by group companies.

2003 annual report	105

Back to Contents

Chapter 12 Financial statements and other information

Rent and lease contracts
In 2003 operational lease expenses (including rental) in the consolidated statements of income amounted to 569 million (2002: 574). Future payments on non-cancellable existing lease contracts are as follows:

Payable in the year ending	At 31 December

	2003	2002
2004	356	369
2005	307	296
2006	242	240
2007	181	194
2008	154	144
Thereafter	439	410

Total	1,679	1,653
Of which guaranteed by third
parties / customers	105	127

(in € millions)

These operating lease commitments relate to real estate for € 1,436 million (2002: 1,461), transport equipment for € 199 million (2002: 114) and computer equipment for € 44 million (2002: 78).

Capital expenditure
Commitments in connection with capital expenditure are € 58 million.These commitments primarily relate to projects within the operations of the mail division. These projects include sequence sorting (€ 30 million) and tray cart unloading (€ 10 million).

Purchase commitments
At 31 December 2003 we had unconditional purchase commitments of € 100 million which are primarily related to various service and maintenance contracts. These contracts for service and maintenance relate primarily to information technology, security, salary registration, cleaning and aircrafts. A contract is made with our Post Offices joint venture business for specific postal services to customers until the end of 2005.

Legal proceedings
Governments proceedings: decision on tariff freeze (mail)
The administrative decision of 21 September 2003 of the Minister of Economic Affairs on the temporary tariff freeze (until 1 January 2005) has been formalised through a change of the General Postal Regulations Decree published on 6 October 2003. We decided to lodge an appeal against this administrative decision addressed to our company, which has formally been submitted to the Minister on 30 January 2004. According to us there is no legal basis for the tariff freeze decided in the Postal Law while the decision severely interferes with the freedom of our entrepreneurship.

Other legal proceedings: subcontractor suits (express)
The authorities in France have brought several criminal and civil actions relating to our express division’s French operations alleging that our subcontractors or their employees should be regarded as our own unregistered employees. The actions variously seek criminal fines or the payment of social security contributions, wage taxes and overtime payments in respect of such employees. Similar actions have been brought against our competitors. On 17 December 2001, when a Bordeaux court ruled in our favour, ordering the release of our French express subsidiaries from all charges. In another case the court ruled against TNT Express International and its regional operations director. Both lodged an appeal. The ruling of the Bordeaux court was upheld by the court of appeal in Bordeaux by judgement of 27 January 2004.

Other proceedings on ordinary course litigation
We are involved in several legal proceedings relating to the normal conduct of our business. We do not expect any liability arising from any of these legal proceedings to have a material effect on our results of operations, liquidity, capital resources or financial position. We have provided for all probable liabilities deriving from the normal course of business.

Credit facilities
At 31 December 2003, committed facilities with domestic and international banks amounted to € 787 million, of which € 600 million remained undrawn. The undrawn committed facilities consisted of a five-year € 600 million revolving, syndicated facility signed on 15 October 2003, which supported our Euro Commercial Paper program. In addition, at 31 December 2003, we had € 417 million of uncommitted facilities, of which € 351 million remained undrawn.

Contractual call and put options
The contractual call and put options mainly relate to TNT Arvil. On 30 June 2003 TNT Logistics Italy, an indirect subsidiary of TPG, and Ecotrans Srl acquired a company named TNT Arvil in which the ordinary share capital, carrying equal voting rights, is split 51% and 49% respectively. TNT Arvil provides inbound logistics services to Fiat Automotive in its domestic market.The terms and conditions of the shareholders agreement provide TNT Logistics Italy with the option to call on the shares of Ecotrans and for Ecotrans to put its shares to TNT Logistics Italy.

TNT Logistics Italy’s call option
Between 1 March 2007 and until 30 April 2007 TNT Logistics Italy may call on the shares of Ecotrans where the price is determined by way of an agreed formula. The formula prescribes the price of the shares as:
the sum of 49% of the net equity
plus a premium of 2.5% of the annual revenue between 1 June 2003 and 30 April 2007 (where the annual amount is updated for the three month Euribor rate), plus the average of the last six month revenue multiplied by 13.

106	2003 annual report

Back to Contents

Ecotrans put option
Ecotrans can exercise its option at anytime up until 28 February 2007. Ecotrans may put its shares to TNT Logistics Italy where the price is determined by reference to a formula defined in the shareholders agreement. The formula prescribes the price of the shares as:

an amount equal to the price paid by TNT Arvil for the purchase of 100% of the shares of the Arvil companies.
Plus a fixed sum of € 1.1 million
Plus loans or capital increases made by Ecotrans
Minus profits distributed to Ecotrans
Minus a pro-rated amount of losses, capped within certain limits, of the fiscal year end preceeding the year in which the option is exercised.

Fair value of the net interest bearing debt	At 31 December 2003		At 31 December 2002

	Carrying		Carrying
	amount	Fair value	amount	Fair value
(a) Cash and cash equivalents	470	470	357	357
(b) Short-term interest bearing debt	45	45	136	136
(c) Long-term interest bearing debt	1,498	1,558	1,625	1,673

(in € millions)

(a)	The carrying value of cash and cash equivalents approximated its fair value because of the short maturity of the instruments held.
(b)	Short-term debt consists only of short-term bank debt and excludes the € 24 million of the current portion of long-term interest-bearing debt. The fair value of short-term debt approximated its market value because of the short maturity of the relevant instruments.

(c)	Long-term debt includes the € 24 million current portion of long-term interest-bearing debt, which is included in the balance sheet under short-term liabilities. The fair value of other long-term debt has been estimated by calculating the discounted value of the loan portfolio using an estimated yield curve, appropriate to the terms of the contracts, in effect at the end of the year. Our € 1 billion Eurobond has a higher fair value than when it was issued.

Derivative financial instruments
We do not hold or issue financial instruments for trading purposes nor do we allow our subsidiaries to do so. The following table sets forth the nominal amounts from outstanding forward exchange transactions and their fair values at 31 December 2003. The fair value is the amount that would be paid or received were the contracts to be terminated on the balance sheet date without further obligations.

	At 31 December 2003		At 31 December 2002

	Carrying		Carrying
	amount	Fair value	amount	Fair value
Total hedges long	424	(9)	454	(18)
Total hedges short	(1,208)	150	(1,431)	74

Net	(784)	141	(977)	56

(in € millions)

2003 annual report	107

Back to Contents

Chapter 12 Financial statements and other information

The above table includes, among others, the following transaction:

On 5 December 2001, we entered into a seven year, cross-currency interest rate swap, which created a USD 435 million short position against the Euro.This transaction provides a hedge against US Dollar denominated assets. At 31 December 2003, the fair value of this instrument was € 138 million positive.

In 2003, hedge effectiveness was tested on a quarterly basis and was fully effective. As a result, no gains or losses were recognised in earnings on the portion of the hedge accounted for as a net investment hedge. In 2003, none of the derivative instrument’s gain is excluded from the assessment of hedge effectiveness (2002: 32;

2001: 0).We do not expect unrealised gains or losses on the instrument to be reclassified to earnings within the next 12 months.

The following arrangements are not reflected in the table above:

On 7 January 2003, we entered into a USD 100 million interest rate swap (fair value at 31 December 2003: € 1 million) with a bank, whereby we receive a fixed interest rate and pay a variable interest rate until 5 December 2008. On 23 January 2003, we entered into a USD 100 million interest rate swap (fair value at 31 December 2003: nil) with a bank, whereby we receive a fixed interest rate and pay a variable interest rate until 5 December 2008.

Notes to the consolidated statements of income

16	Net sales: 11,785 million
(2002: 11,662; 2001: 10,979)

The net sales of mail, express and logistics relate to the trading activities of all three divisions, arising from rendering services. Other revenues of sale of goods and rendering services, not related to the trading activities are disclosed under note (17).

Net sales by division	Year ended at 31 December

	2003	2002[1]	2001[1]
Mail	3,852	3,949	3,810
Express	4,201	4,119	3,833
Logistics	3,714	3,577	3,336
Non-allocated	18	17

Total net sales	11,785	11,662	10,979

(in € millions)
[1]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Net sales per geographic area	Year ended at 31 December

	2003	2002	2001
Europe
The Netherlands	3,733	3,759	3,711
United Kingdom	1,775	1,862	1,611
Italy	1,550	1,426	1,299
France	904	873	707
Germany	859	792	781
Rest of Europe	1,124	1,109	972
Americas
North Americas	726	800	885
South Americas	128	128	142
Africa & Middle East	70	68	62
Australia	481	446	474
Asia	435	399	335

Total net sales	11,785	11,662	10,979

(in € millions)

The basis of allocation of net sales by geographical area is the country or region in which the entity recording the sales is located.

17	Other operating revenues:
81 million (2002: 120; 2001: 239)

Other operating revenues are related to the sale of goods and rendering services, not related to the normal trading activities. Other operating revenues include certain revenues from net gains from sale of property and equipment (€ 33 million; 2002: 30; 2001: 111), the disposal of shares of interest in group companies (€ 9 million; 2002: 58; 2001: 26) and the rent of buildings and houses and other revenues (€ 39 million; 2002: 32; 2001: 102).

Other operating revenues include € 44 million (2002: 47; 2001: 74) of mail, € 21 million (2002: 26; 2001: 39) of express and € 17 million (2002: 29; 2001: 11) of logistics and € 0 (2002: 18; 2001: 115) non-allocated revenue.

18	Salaries and social security contributions:
4,163 million (2002: 4,027; 2001: 3,836)

	Year ended at 31 December

	2003	2002	2001
Salaries	3,509	3,423	3,257
Pension contributions	85	57	37
Social security contributions	569	547	542

Total	4,163	4,027	3,836

(in € millions)

The net periodic pension cost in respect of the defined benefit pension plans amounted to € 43 million in 2003 (2002: 6; 2001: (9)).The expense in respect of defined contribution plans amounted to € 42 million in 2003 (2002: 51; 2001: 46)

.

108	2003 annual report

Back to Contents

	2003	2002	2001
Employees at year-end [1]	163,028	150,365	138,563
Mail	80,613	75,424	68,081
Express [2]	43,723	41,601	39,197
Logistics [2]	38,692	33,340	31,285

Employees of proportionately consolidated joint ventures [3]	7,363	9,919	8,516

Number of external agency staff at year end	4,038	4,331	5,422

FTE’s year average [1,4]	121,299	113,444	109,589
Mail	44,328	43,623	43,227
Express [2]	39,476	37,414	35,904
Logistics [2]	37,495	32,407	30,458

FTE’s of proportionately consolidated joint ventures [3,4]	6,275	8,447	7,058

Employees (at year end) per geographic region:
Netherlands	69,005	70,645	68,306
Rest of Europe	69,558	57,574	49,570

Europe in total	138,563	128,219	117,876
Asia	5,881	4,662	4,267
Australia	5,819	5,468	5,172
USA & Canada	6,920	6,839	6,091
Rest of the world	5,845	5,177	5,157

Total employees	163,028	150,365	138,563

[1]	Including temporary employees on our payroll.
[2]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.
[3]	On a 100% basis.
[4]	FTE’s (full time equivalents) are monthly calculated and based on the total hours worked divided by the locally agreed standard working weeks or contracts. The yearly average is based on the summation of the monthly numbers and divided by twelve.

At the end of 2003, 7,363 people (2002: 9,919; 2001: 8,516) were employed by proportionately consolidated companies, of whom 4,139 (2002: 5,854; 2001: 6,227) were on the payroll of Dutch companies, primarily Postkantoren B.V. and 3,224 (2002: 4,065; 2001: 2,289) were on the payroll of companies outside the Netherlands.

Employees in our mail division increased in 2003 by 5.189 or 6.9% compared to an increase of FTE's of 705 or 1.6%. This is mainly due to the acquisitions of Blitzpunkt and Fischer Werbeagentur. These companies have a high number of head counts and a low number of FTE's, driven by the fact that most of the employees are part-time distributors for a number of hours a week.

2003 annual report	109

Back to Contents

Chapter 12 Financial statements and other information

Remuneration members of the Supervisory Board
Over 2003, the accrued remuneration of the current members of the Supervisory Board, excluding VAT, amounted to € 361,889 (2002: 359,051; 2001: 360,752).The remuneration of the individual members of the Supervisory Board is set out in the table below:

Supervisory Board compensation	Base	Other	Total
	compensation	payments[1]	remuneration
R.J.N. Abrahamsen	36,302	2,836	39,138
F. Bernabè	36,302	1,702	38,004
J.M.T. Cochrane	36,302	4,538	40,840
R. Dahan [2]	27,227	2,269	29,496
V. Halberstadt	36,302	4,538	40,840
J.H.M. Hommen	36,302	2,836	39,138
W. Kok [2]	27,227	1,134	28,361
R.W.H. Stomberg	36,302	4,538	40,840
M.Tabaksblat	45,378	1,702	47,080

Total current Board members	317,644	26,093	343,737

W. Dik	9,076	–	9,076
A. Maas	9,076	–	9,076

Total former Board members	18,152	–	18,152

Total Supervisory Board	335,796	26,093	361,889

[1]	Payments relating to number of Supervisory Board committee meetings attended.
[2]	Mr. R. Dahan and Mr.W. Kok joined the Supervisory Board as per 1 April 2003.

No options or shares are granted to members of the Supervisory Board and none of the members of the Supervisory Board accrued any pension rights with our company.

Remuneration of members of the Board of Management
During 2003, the Board of Management consisted of five members. Per 1 September the group managing director logistics Roberto Rossi stepped down and per the same date Dave Kulik was appointed group managing director logistics. As of 1 January 2004 Marie-Christine Lombard succeeded Alan Jones as group managing director express.

110	2003 annual report

Back to Contents

Total remuneration
The remuneration of the individual members of the Board of Management is set out in the table below:

Compensation & benefits				Pension
Board of Management	Periodic	Profit		contributions
	paid	share and	Severance	for future
	compensation	bonus	payments	payments	2003 total	2002 total

Peter Bakker	943,154	21,674		488,201	1,453,029	1,484,894
Jan Haars	528,330	162,502 [2]		480,957	1,171,789	1,817,077
Harry Koorstra	634,313	208,951		1,132,049	1,975,313	882,181
Dave Kulik [1]	245,570	11,942		192,634	450,146

Total current Board of
Management	2,351,367	405,069		2,293,841	5,050,277	4,184,152

Ad Scheepbouwer						(39,770)
John Fellows		33,891			33,891
Carel Paauwe						36,267
Bert van Doorn		52,139			52,139	(10,763)
Alan Jones	1,047,143	292,718	747,665	4,162,574	6,250,100	1,736,748
Roberto Rossi	458,760		1,967,449	111,082	2,537,291	1,337,274

Total former Board of
Management	1,505,903	378,748	2,715,114	4,273,656	8,873,421	3,059,756

Total Board of Management	3,857,270	783,817	2,715,114	6,567,497	13,923,698	7,243,908

[1]	Remuneration of Dave Kulik as of 1 September 2003.
[2]	Includes € 150,000 moving allowance.

Roberto Rossi received a severance payment of € 2.0 million.This amount represents three years base salary and was a contractually agreed severance arrangement as specified in his employment contract. Alan Jones was paid an amount of € 0.7 million in settlement of the contractual notice period. A further € 3.9 million pension obligation has been funded in settlement of an old pension claim and the contractual funding obligations during the notice period.

The components of the profit shares and bonus package for the Board of Management can be detailed as follows:
Short-term incentive, consisting of cash bonus and a bonus matching scheme;
Long-term incentive, consisting of a share option scheme and performance share scheme.

Short-term incentive
The bonus schemes for the chief executive officer and the chief financial officer are based on targeted levels of earnings per share growth. Divisional members of the Board of Management were 50% targeted on earnings per share growth and 50% on divisional economic profit targets. All economic profit targets except for logistics were met.The earnings per share target was not met.

2003 annual report	111

Back to Contents

Chapter 12 Financial statements and other information

The 2003 profit share and bonus amounts for the members of the board are accrued as set out below

	Accrued	2003 bonus as	Other	Accrued for
	for 2003	percentage of	bonus /special	matching	Profit share
	performance	base pay	payments	shares	and bonus

Peter Bakker	–		–	21,674	21,674
Jan Haars	–		150,000 [1]	12,502	162,502
Harry Koorstra	191,952	32%	–	16,999	208,951
Dave Kulik	–		–	11,942	11,942

Total current Board of
Management	191,952		150,000	63,117	405,069

[1] Moving allowance.

Share-matching scheme
Bonus shares will be matched on a one to one basis under the condition that at least 50% of these shares are kept for at least three years.The bonus-shares are held in a trust by our share administrator.

All board members participated in the scheme and none of the acquired shares were sold.The current holding of bonus related shares (including the shares from reinvested dividend) and matching entitlement is set out in the two tables below:

			Number of bonus related shares

				Granted or	Sold or
			Shares held	acquired	transferred	Shares held
			as of	during the	during	as of
	Year		1 Jan 2003	year	the year	31 Dec 2003
Board of Management
Peter Bakker	2003	Bonus	–	7,042	–	7,042
		Dividend	–	55	–	55
Jan Haars	2003	Bonus	–	4,062	–	4,062
		Dividend	–	31	–	31
Harry Koorstra	2003	Bonus	–	5,523	–	5,523
		Dividend	–	43	–	43
Dave Kulik	2003	Bonus	–	3,880	–	3,880
		Dividend	–	30	–	30

Current members	total		–	20,666	–	20,666

Former members	total		–	11,586	2,575	9,011

Total			–	32,252	2,575	29,677

The shares granted during the year in the table above represent 25% of the remuneration costs of the bonuses of 2002 as reported in 2002.

112	2003 annual report

Back to Contents

		Number of matching rights on shares

							Remaining
		Outstanding	Granted	Exercised	Forfeited	Outstanding	years
		as of	during	during the	during the	as of	contractual
	Year	1 Jan 2003	the year	year	year	31 Dec 2003	life
Board of Management
Peter Bakker	2003	–	7,042	–	–	7,042	2.3
Jan Haars	2003	–	4,062	–	–	4,062	2.3
Harry Koorstra	2003	–	5,523	–	–	5,523	2.3
Dave Kulik	2003	–	3,880	–	–	3,880	2.3

Current members	total	–	20,507	–	–	20,507	–

Former members	total	–	11,498	–	11,498	–	–

Total		–	32,005	–	11,498	20,507	–

The number of matching rights on shares granted on 21 February 2003 and active per 28 April 2003 have been accrued as part of the remuneration costs of 2003 on a linear basis.

Long-term incentives
Under the performance schedule 0% – 150% of the base allocation of the share options and 0% – 120% of the performance shares might vest depending on the relative total shareholder return performance of our company during the three financial years starting with the year of grant.The maximum number of options and rights on performance shares that can vest are disclosed in this report (150% of base allocation share options and 120% of base allocation performance shares).The total number of options and rights on performance shares that vest is dependent on our total shareholders’ return measured against AEX companies and direct competitors.

2003 annual report	113

Back to Contents

Chapter 12 Financial statements and other information

Long term incentive / share option scheme
The table below summarises the status of the number of outstanding options granted to the members of the Board of Management:

			Number of options					Amounts in €

			Out-				Out-			Remaining
			standing	Granted	Exercised	Forfeited	standing		Share price	years
			as of	during the	during the	during	as of 31	Exercise	on exercise	contractual
	Year		1 Jan 2003	year 2	year	the year	Dec 2003	price	date	life
Board of
Management
Peter Bakker	1998		24,000			24,000	–	23.19
	1999		20,000				20,000	25.26		0.4
	2000		20,000				20,000	24.96		1.4
	2001		20,000				20,000	23.66		2.3
	2002		60,000				60,000	22.24		3.2
	2003			60,000			60,000	13.85		7.2
Jan Haars	1998		N/a
	1999		N/a
	2000		N/a
	2001		N/a
	2002		30,000				30,000	18.41		3.7
	2003			30,000			30,000	13.85		7.2
Harry Koorstra	1998		N/a
	1999		N/a
	2000	[1]	9,000				9,000	24.96		1.4
	2001		20,000				20,000	23.66		2.3
	2002		30,000				30,000	22.24		3.2
	2003			30,000			30,000	13.85		7.2
Dave Kulik	1998		N/a
	1999		N/a
	2000		N/a
	2001		N/a
	2002		N/a
	2003	[1]		18,000			18,000	13.85		7.2

Current
members	Total		233,000	138,000	–	24,000	347,000
Former
members	1998		60,000			60,000	–	23.19
	1999		81,000			21,000	60,000	25.26		0.4
	2000		80,000			40,000	40,000	24.96		1.4
	2001		40,000			40,000	–	23.66
	2002		60,000			60,000	–	22.24
	2003			60,000		60,000	–	13.85

Former
members	Total		321,000	60,000	–	281,000	100,000

Total			554,000	198,000	–	305,000	447,000

N/a	The options of the (former) members of the Board of Management only include the options granted as of the year of appointment to the Board of Management.
1	Granted before the appointment as member of the Board of Management.
2	150% of base allocation being the maximum number of options exercisable under the performance schedule.

No member of the Board of Management has exercised options granted.

114	2003 annual report

Back to Contents

Long term incentive / performance share scheme
The table below summarises the status of the rights awarded under the Performance Share Scheme to the members of the Board of Management:

		Number of rights on performance shares

							Remaining
		Outstanding	Granted	Exercised	Forfeited	Outstanding	years
		as of	during	during the	during the	as of	contractual
	Year	1 Jan 2003	the year [1]	year	year	31 Dec 2003	life
Board of Management
Peter Bakker	2002	8,938	–	–	–	8,938	1.0
	2003		11,795	–	–	11,795	2.0
Jan Haars	2002	5,958	–	–	–	5,958	1.0
	2003		7,863	–	–	7,863	2.0
Harry Koorstra	2002	5,958	–	–	–	5,958	1.0
	2003		7,863	–	–	7,863	2.0
Dave Kulik	2002	–	–	–	–	–	1.0
	2003		–	–	–	–	2.0

Current members	total	20,854	27,521	–	–	48,375
Former members	2002	11,916			11,916	–
	2003		15,726		15,726	–

Former members	total	11,916	15,726	–	27,642	–

Total		32,770	43,247	–	27,642	48,375

1	120% of base allocation being the maximum number of rights on performance shares that can vest under the performance schedule.

Loans
The amount of outstanding loans made by the company and any of its subsidiaries to members of the Board of Management is set out in the table below:

	Total outstanding loan		Total outstanding loan
	per 1 Jan 2003	Repaid during the year	per 31 Dec 2003
Peter Bakker	93,861.72	93,861.72	0
Harry Koorstra	16,348.79	16,348.79	0

In the Netherlands in 1998 and 1999 tax was levied at the time of grant of the option rights and the loans were offered to the Dutch members of the Board of Management in order to pay this tax. No interest accrued on the loans, however a fictitious income mark-up of 4% was made over the monthly salary. During 2003, all loans were paid back by the members of the Board of Management.

Pensions
Peter Bakker, Jan Haars and Harry Koorstra are participants in the TPG Pension Fund.This is a defined benefit scheme, which provides an annual benefit of 70% of pensionable salary assuming 35 years of service. Dave Kulik participates in a defined benefit scheme with a normal retirement benefit of 1.75% per year and a 401 K scheme (defined contribution).

2003 annual report	115

Back to Contents

Chapter 12 Financial statements and other information

Personnel and management option plans
Personnel option plan
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
Options are granted at the opening price (€ 27.70) as traded on the Euronext Amsterdam on the date the grant is made.
The option is exercisable between the third and fifth anniversary of the day of grant, after five years the outstanding options are forfeited.
The option holder retains the right to exercise his / her option when he/she leaves the company for certain reasons (retirement, certain reorganisations, disability or death).
The option holder loses the right to exercise his/her option when he or she leaves the company for reasons other than those mentioned above.

At the time of grant of the personnel options tax was levied on the grant of option rights in The Netherlands. Although our personnel options were granted in the most tax efficient way at the time, participation did however result in a net after tax cost to a large number of participants.

Given that the personnel options have never been in the money since they became exercisable on 4 January 2002, we decided to compensate the remaining participants in the personnel option plan for their loss.

Management option plan
Senior managers, excluding members of the Board of Management and former members of the Board of Management, were granted company stock options in 2003 (3,214,500), 2002 (2,499,750), and in 2001 (1,601,200).These grants are part of the policy of granting options each year to eligible members of senior management.

We see the option plan as part of our remuneration package for managers, and it is particularly aimed at rewarding managers based on the long-term growth of our company.The growth of our company, which is expressed in the share price, is in the interest of both staff and shareholders of our company. In consultation with the Supervisory Board, objective criteria were developed to determine the amount of options to be granted to the management. As from the 2002 option grant, company performance is incorporated in the management option plan.The number of options granted under the 2002 and 2003 option plan that will ultimately be eligible for exercise, is dependant on our total shareholder return relative to a peer group of direct competitors and a peer group of AEX companies.

The Board of Management granted senior managers in our company share options after the approval of the Supervisory Board. Our company share options are granted to senior managers on an individual basis.The principles behind these grants are the performance of the individual concerned and the opportunities for him or her to contribute to our success.

Option rights are granted in accordance with the management option plan, which is approved by the Supervisory Board.This plan sets out the procedures for share option grants in more than 40 countries around the world.

The most important aspects of the plan are:
Options are granted at the average market price as traded on the Euronext Amsterdam on the date the grant is made (2003: € 13.85/share and € 14.51 / share).
For options granted in 2003 the option is exercisable between the third and eighth anniversary of the day of grant, after eight years the outstanding options are forfeited.
For options granted before 2003 the option is exercisable between the third and fifth anniversary of the day of grant, after five years the outstanding options are forfeited.
The option holder retains the right to exercise his / her option when he / she leaves the company for certain reasons (retirement, certain reorganisations, disability or death).
The option holder loses the right to exercise his / her option when he or she leaves the company for reasons other than those mentioned above.

Option rights are granted in accordance with the fiscal procedures and regulations that apply in the country concerned. In countries where tax is levied on the grant of option rights, we offer the option plan participants a loan in order to pay this tax, as far as permitted by applicable law. At 31 December 2003 the loans receivable amounted to € 625,069 (2002: € 748,400). Unless we decide otherwise, the loans are repayable either when the options are exercised or when the option rights lapse.

The company decided not to request repayment of the loans that were associated with the tax paid on grant of the 1998 management options, that expired in 2003.

The exercise of options is subject to the TPG rules governing inside information.

116	2003 annual report

Back to Contents

The table below summarises the status of the number of outstanding options granted to personnel and management:

		Number of options					Amounts in €

						Outstanding-		Share	Remaining
		Outstanding	Granted	Excercised	Forfeited	as of		price on	years in
		as of	during	during	during	31 Dec	Exercise	exercise	contractual
	Year	1 Jan 2003	the year	the year	the year	2003	price	date	life
Personnel	1999	1,979,200			44,400	1,934,800	27.70		–

Management	1998	82,000			82,000	–	23.19		–
	1998	352,200			352,200	–	21.15		–
	1999	514,385			19,350	495,035	25.26		0.4
	1999	9,700			700	9,000	25.26		0.6
	2000	699,375			21,400	677,975	24.96		1.4
	2000	6,000			3,000	3,000	27.62		2.0
	2001	1,439,400			70,100	1,369,300	23.66		2.3
	2002	2,452,650			127,500	2,325,150	22.24		3.2
	2003		3,195,000		165,150	3,029,850	13.85		7.2
	2003		19,500			19,500	14.51		7.5

Total		7,534,910	3,214,500	–	885,800	9,863,610

Statements of changes of	2003		2002		2001

outstanding options	Number of options	Weighted average exercise price €	Number of options	Weighted average exercise price €	Number of options	Weighted average exercise price €
Balance at beginning of year	8,088,910	24.31	5,992,460	25.44	4,672,660	25.97
Granted	3,412,500	13.85	2,679,750	22.2	1,721,200	23.66
Exercised	–	–	(18,800)	21.15	(10,300)	21.95
Forfeited	(1,190,800)	21.06	(564,500)	26.41	(391,100)	23.93

Balance at end of year	10,310,610	21.22	8,088,910	24.31	5,992,460	25.44
Exercisable at 31 December	3,275,110	26.61	3,124,185	26.23	875,685	23.06
Weighted average fair value of
options at grant date (in €)		3.29		6.28		7.15

The table above also includes the outstanding options of the members of the Board of Management and former members of the Board of Management.

All options granted entitle the holder to the allotment of ordinary shares when they are exercised.

Bonus / matching plan for senior management
Members of a select group of senior managers were paid 75% of their 2002 bonus in cash and 25% as grant of TPG shares with an associated matching right (2003: 54,405) if at least 50% of the shares are kept for 3 years. We see the bonus/matching plan as part of our remuneration package for the members of our top management, and it is particularly aimed at further aligning their interests with the interests of the shareholders.

The rights on bonus and matching shares are granted in accordance with the bonus/matching plan, which is approved by the Supervisory Board.

The most important aspects of the plan are:
The grant of the right on bonus shares is in lieu of 25% of an individual’s annual bonus payment, and bonus shares are delivered shortly after the right is granted.
The number of bonus shares is calculated by dividing 25% of an individual’s gross annual bonus relating to the preceding financial year by the weighted average share price on the Euronext Amsterdam on the date the grant is made (2003: €13.85/share).
The rights on matching shares are granted for zero costs and the number of shares is equal to the number of bonus shares.

2003 annual report	117

Back to Contents

Chapter 12 Financial statements and other information

The matching shares are delivered 3 years after the delivery of the bonus shares. One matching share is delivered for each bonus share that has been retained for 3 years.
For each bonus share that is sold within 3 years, the associated right to one matching share lapses. If more than 50% of the bonus shares are sold within 3 years, the entire right to matching shares lapses with immediate effect.
Where a participant leaves the company for certain reasons (retirement, certain reorganisations, disability or death) the right to matching shares will vest immediately and he / she can exercise his / her right pro rata.
A participant loses the right to exercise his/her right on matching shares when he/she leaves the company for reasons other than those mentioned above.

The exercise of the rights on matching shares is subject to the rules governing insider trading that apply to our company.

The table below summarises the status of the number of outstanding rights on matching shares granted to senior managers:

Number of rights on matching shares

Remaining
		Outstanding	Granted	Exercised	Forfeited	Outstanding	years
		as of	during	during the	during the	as of	contractual
	Year	1 Jan 2003	the year	year	year	31 Dec 2003	life
Management	2003	–	54,405	–	2,151	52,254	2.3

The number of matching rights on shares granted 21 February 2003 and active per 28 April 2003 have been accrued as part of the salary costs of 2003 on a linear basis.

Hedging of Shares
We manage our risk in connection with the obligations we have under the existing share and option plans by purchasing shares in the market. In 2003 and 2002 we purchased no shares.

At 31 December 2003 we have a total of 5,148,850 shares held in treasury (2002: 5,235,260), purchased at a weighted average price per share of € 25.24. At 31 December 2003, we have a total of 5,561,760 (2002: 2,853,650) unhedged options.

The following table shows how the net earnings per share would be diluted if share options granted were exercised.

	Year ended at 31 December

	2003	2002	2001
Number of issued and outstanding ordinary shares	480,259,522	480,259,522	479,166,412
Number of treasury shares held by the company	5,148,850	5,235,260	5,254,060
Average number of ordinary shares per year	475,078,945	475,021,075	475,008,754
Diluted number of ordinary shares per year	277,185	1,407	75,420

Average number of ordinary shares on fully diluted basis in the year	475,356,130	475,022,482	475,084,174
Net income (in € cents) per ordinary share	63.1	126.1	123.2
Net income (in € cents) per diluted ordinary share	63.1	126.1	123.0

The diluted number of ordinary shares in the year is calculated based on the number of options issued which have an exercise price lower than the average market price over 2003 (and so are assumed to be exercised).

118	2003 annual report

Back to Contents

As all options were granted at an exercise price that equals the average price on the Amsterdam Stock Exchange on the day of grant, no charges would have been recorded in the 2001, 2002 and/or 2003 income statements. If the company had elected to recognise compensation expense based on the fair value at the grant dates in accordance with FAS 123, the company’s net income and net income per share would have decreased to the pro forma amounts indicated below:

Fair value impact options

	Year ended at 31 December

	2003	2002	2001
Net income
As reported	300	599	585
As adjusted (unaudited)	294	593	566
Net income per ordinary share and per ADS
As reported (in € cents)	63.1	126.1	123.2
As adjusted (in € cents) (unaudited)	61.9	124.8	119.2
Net income per diluted ordinary share and per ADS
As reported (in € cents)	63.1	126.1	123.0
As adjusted (in € cents) (unaudited)	61.8	124.8	119.1

(in € millions, except per share data)

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

The main assumptions are summarised in the table below:

	Year ended at 31 December

	2003	2002	2001
Riskfree interest rate (%)	4.69	3.65	4.85
Dividend (in € cents per share)	48.00	40.00	38.00
Volatility (%)	29.0	29.0	30.5
Expected life (years)	8	5	5

19	Depreciation, amortisation and impairments: 711 million (2002: 490; 2001: 437)

	Year ended at 31 December

	2003	2002	2001
Goodwill amortisation
and impairment	334	154	139
Amortisation of other intangibles	44	21	7
Depreciation/impairment of PP&E	333	315	291

Total	711	490	437

(in € millions)

Depreciation and impairments of property, plant and equipment are detailed as follows:

	Year ended at 31 December

	2003	2002	2001
By classification:
Land and buildings	62	56	50
Plant and equipment	135	117	107
Other property, plant and equipment	136	142	134

Total	333	315	291

By cause:
Regular depreciation	323	314	291
Impairment	10	1

Total	333	315	291

(in € millions)

2003 annual report	119

Back to Contents

Chapter 12 Financial statements and other information

In 2003, the allocation of the amount of depreciation and impairments to the divisions mail, express and logistics was respectively €104 million, € 123 million and € 104 million, (2002: 102, 122 and 88; 2001: 97; 113 and 81). In addition, depreciation in respect of non-allocated business amounted to € 2 million (2002: 3; 2001: 0).

20	Other operating expenses:)
759 million (2002: 843; 2001: 821
Total advertising expenses incurred in the year amounted to € 56 million (2002: 72; 2001: 61).

The other operating expenses in mail in 2003 were € 265 million (2002: 315; 2001: 331), in express € 215 million (2002: 223; 2001: 269) and in logistics € 253 million (2002: 269; 2001: 138) and € 26 million other costs.

Included within other operating expenses are costs incurred with respect to services provided by our group statutory auditors, PricewaterhouseCoopers Accountants N.V. The fees for their services can be divided amongst the following categories:

	Year ended at 31 December

	2003	2002	2001

Audit services	8	6	5
Audit related services	0	3	1
Tax advisory fees	1	1
Other services	1	2	3

Total	10	12	9

(in € millions)

Fees for audit services include the audit of TPG's annual financial statements, the review of interim financial statements, statutory audits, services associated with issuing an audit opinion on the postal concession reporting and services that only the external auditor can reasonably provide. Fees for audit related services include employee benefit plan audits, due diligence related to mergers and acquisitions, internal control reviews and consultation concerning financial accounting and reporting matters not classified as audit. Fees for tax services include tax compliance, tax advise and tax planning, including all services performed by the external auditor's professional staff in its tax division, except those rendered in connection with the audit. Fees for other services include financial risk management reviews and training support for accounting, risk management projects, internal audit methodology and systems.

21	Interest and similar income and expenses
Interest and similar income:
18 million (2002: 20; 2001: 26)
Interest and similar income arises primarily from interest on our bank deposits throughout the year.

Interest and similar expenses:
110 million (2002: 128; 2001: 119)

	Year ended at 31 December

	2003	2002	2001
Interest on long-term liabilities	76	92	32
Interest added to provisions	2	2	1
Interest on short-term liabilities	24	24	77
Other financial expenses	8	10	9

Total	110	128	119

(in € millions)

Other financial expenses comprise hedge costs of € 8 million (2002: 7; 2001: 4) and foreign exchange losses of € 0 (2001: 3; 2001: 5).

22	Income taxes: 368 million
(2002: 341; 2001: 335)
Income taxes in the statements of income of 2003 amount to € 368 million (2002: 341; 2001: 335), or 54.5% (2002: 35.9%; 2001: 36.3%) of income before income taxes, including a tax effect of 9.9% from the goodwill impairment recognised in the year. € 104 million of our total income taxes relates to tax authorities outside the Netherlands (2002: 88; 2001: 48).

	Year ended at 31 December

	2003	2002	2001[1]
Dutch statutory income tax-rate:	34.5	34.5	35.0
Adjustment re effective income
tax rate other countries	(1.1)	(0.6)	(0.9)
Permanent differences:
Non and partly deductible costs	0.7	0.6	0.7
Amortisation of goodwill	3.7	3.6	3.3
Exempt income	(0.3)	(0.6)	(1.5)
Other	7.1	(1.6)	(0.3)

Effective income tax rate
(excl. goodwill impairment)	44.6	35.9	36.3
Impact goodwill impairment	9.9

Effective income tax rate
(incl. goodwill impairment)	54.5	35.9	36.3

(in percentages)
[1]	adjusted for improved comparability.

120	2003 annual report

Back to Contents

Income taxes differ from the amount calculated by multiplying the Dutch statutory corporate income tax rate with the income before income taxes. In 2003, the effective income tax rate was 44.6% (2002: 35.9%; 2001: 36.3%), excluding the goodwill impairment tax effect of 9.9% or 10.1% (2002: 1.4%; 2001: 1.3%) higher than the statutory corporate income tax rate of 34.5% in the Netherlands (2002: 34.5%; 2001: 35.0%). Included in 2003 `other' is the effect of € 59 million to cover our estimate of liability to the UK Inland Revenue, including interest and penalties, following investigations conducted by our audit committee. The independent investigations conducted by our audit committee related to representations to the UK Inland Revenue and to our auditor PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The difference between the effective income tax rate and the statutory corporate income tax rate is due to permanent differences such as non-deductible amortisation of goodwill, non- and partly deductible costs, exempt income and different income tax rates in other countries.

Income tax expense consists of the following:

	Year ended at 31 December

	2003	2002	2001
Current tax expense	188	357	331
Changes in deferred taxes (excluding acquisitions / foreign exchange effects)	180	(16)	4

Total income taxes	368	341	335

(in € millions)

In the year 2003, the current tax expense amounted to € 188 million (2002: 357; 2001: 331). The difference between the income taxes in the statements of income and the current tax expense is due to timing differences. These differences are recognised as deferred tax assets or deferred tax liabilities.

The following table shows the movements in deferred tax assets in 2003.

Deferred tax assets at 31 December 2002	406
Changes	(162)
(De)consolidation / foreign exchange effects	(2)

Deferred tax assets at 31 December 2003	242

(in € millions)

Deferred tax assets arise because of the following differences:

	Year ended at 31 December

	2003	2002
Differences between valuation for
book and tax purposes of:
Pension liabilities and provisions	(24)	164
Property, plant and equipment	3	16
Tax losses and other	263	226

Total deferred tax assets	242	406

(in € millions)

Deferred tax assets and liabilities with the same term and the same consolidated tax group are presented net in the balance sheet if we have a legally enforceable right to offset the recognised amounts.

At 31 December 2003, deferred tax assets amounting to € 205 million (2002: 374) have been accounted for as financial fixed assets and € 37 million (2002: 32) within accounts receivable.

The total accumulated losses that are available for carry forward at 31 December 2003 amounted to € 750 million (2002: 836). With these losses carried forward, future tax benefits of € 248 million could be recognised (2002: 278).Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. Deferred tax assets are recognised if it is more likely than not that they will be realised in the foreseeable future. As a result of that we recorded deferred tax assets of € 110 million at the end of 2003. (2002: 133).We established valuation allowances and have therefore effectively not recognised € 138 million (2002: 145) of the potential future tax benefits.This is mainly due to the uncertainty regarding the realisation of such benefits, for example as a result of the expiry of tax losses carried forward and legislative changes.

The expiration of total accumulated losses is presented in the table below:

At 31 December

2003
2004	3
2005	5
2006	6
2007	23
2008 and thereafter	205
Indefinite	508

Total	750

(in € millions)

2003 annual report	121

Back to Contents

Chapter 12 Financial statements and other information

The following table shows the movements in deferred tax liabilities in 2003.

Deferred tax liabilities 31 December 2002	133
Changes	18
(De)consolidation / foreign exchange effects	(8)

Deferred tax liabilities 31 December 2003	143

(in € millions)

Of the total deferred tax liabilities € 7 million is of a short-term nature (2002: 4). Deferred tax liabilities arise because of the following differences:

	Year ended at 31 December

	2003	2002

Differences between valuation for
book and tax purposes of:
Provisions	2
Property, plant and equipment	80	85
Other	61	48

Total deferred tax liabilities	143	133

(in € millions)

A multinational group the size of TPG will always be exposed to varying degrees of uncertainty related to tax initiatives and regulatory reviews and audits.Whenever such uncertainties arise any potential unfavourable consequences are assessed and accrued for accordingly in our financial statements.

Notes to the consolidated cash flow statements

23	Net cash provided by operating activities:
937 million (2002: 1,032; 2001: 773)

Net cash provided by operating activities was € 937 million, which is 9% below last year (€ 1,032 million). Net income contributed € 300 million or € 1,011 million if corrected for the non-cash impact of depreciation, amortisation and impairments a decrease of € 78 million (7.2%) to last year (€ 1,089 million).

The change in deferred taxes of € 180 million is a non-cash item that is primarily attributable to tax deductible increased pension payments in 2003 and utilisation of tax losses carry forward, both resulting in a reduction of our current income tax payable position included in working capital. In 2002 the similar change in deferred tax assets had a negative impact of € 16 million.

The changes in pension liabilities of € 221 million reflects the total non-cash cost for the defined benefit pension schemes of € 43 million and our total cash contributions of € 185 million to various pension funds, the majority of which for our Dutch employees who fall under our collective labour agreement, plus our cash payment of € 79 million for pensions which fall under transitional plan of our Dutch collective labour agreement and which are directly paid by TPG (see note 10 to our financial statements). In total these payments are € 131 million higher than last year, in particular due to additional contributions totalling € 100 million as prescribed in the new minimum funding requirements by the Independent Supervisory Authority for Pensions and Insurance. In 2002 similar changes in pension liabilities represented a € 111 million cash outflow.

Working capital increased by € 26 million in 2003 versus a decrease of € 48 million in prior year. Most of the increase in 2003 relates to the accounts receivable position that moved unfavourable by € 37 million caused by other accounts receivables for € 41 million, partly offset by trade receivables that improved by € 4 million (€ 94 million in 2002). The income tax payable position of € 18 million included in current liabilities reflects total income tax payments in 2003 of € 288 million compared to € 276 million in 2002. Interest paid in 2003 amounted to € 84 million compared to € 117 million. Trade payables decreased the cash flow by € 19 million and compared unfavourable with an improvement of € 55 million last year. The improvement to our accounts receivable and trade payable position last year (2002) were realised via considerable improvements of the debtor and creditor days in all our divisions, in 2003 these debtor and creditor days were maintained at the 2002 level.

Other current assets moved unfavourable by € 10 million (2002: 74) caused by an increase of prepayments and accrued income.

122	2003 annual report

Back to Contents

24	Net cash used in investing activities:
(373) million (2002: (518); 2001: (698))

In 2003 we acquired several group and affiliated companies at a total costs of € 75 million. In addition to several smaller acquisitions, our largest acquisitions in 2003 took place in mail (€ 34m) with the largest being Blitzpunkt (€ 7 million), Olaf Jepsen (€ 9 million for remaining 49%) and DocVision B.V. (€ 9 million). Logistics acquired for an amount of € 21 million mainly related to deferred considerations for Schrader, Barlatier and Mendy (€ 14 million). Express acquired for an amount of € 4 million related to the acquisition of Archive and Data Storage Limited.The acquisition of affiliated companies (€ 16 million) related mostly to some additional capital contributions in our affiliate Logispring (€ 13 million). In 2002 total acquisition costs were € 139 million, the largest being TNT DFDS Transport Logistics (€ 25 million), Transport Nicolas (€ 38 million), Bleckmann Group (€ 12 million) and Cerilly Invest SA (€ 9 million).

During 2003, we also disposed of some interests in group and affiliated companies with a net book value of € 8 million of which the largest was Geldnet Holding B.V. During 2002 various smaller disposals amounted to a total of € 14 million.

In 2003, capital expenditure on property, plant and equipment amounted to € 287 million.The capital expenditure on intangible assets of € 67 million mainly relate to software (€ 46 million) with the remainder (€ 21 million) being prepayments on intangible assets mostly related to software as well. Of the total amount, € 107 million related to mail, € 160 million to express, € 83 million to logistics and € 4 million to corporate. In mail, capital expenditure on property, plant and equipment mainly related to the construction and refurbishment of distribution sites, enlarged buildings and equipment for the sorting centers and new buildings with standardised construction. In express, capital expenditure included investments in depots, hubs and warehouses, fleet expansions and replacements and operational equipment including automated sorting systems. In logistics the majority of capital expenditure related to warehouses and equipment (e.g. forklifts, racking systems, trailers and trucks) dedicated to the operation of contracts and offices.

In 2003, non-cash investing activities totalled € 20 million (2002: 18); this amount relates to additional finance leases.

Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled € 107 million in 2003, a 17.7% decrease compared to 2002(€ 130 million).This primarily results from the postponement of regularly scheduled refurbishment of our Netherlands distribution sites and delay in a few large projects such as tray cart unloader and Spring software.The postponement of refurbishment of Distribution sites will continue until the impact of the installation of new sorting equipment within these sites can be fully assessed.The main capital expenditure in 2003 related to software (€ 25 million), hardware (€ 6 million), housing (€ 21 million), and machinery (€ 23 million) of which € 9 million was invested in sequence sorting machines.The remaining € 32 million of capital expenditure are individually less than € 1 million and include small building refurbishments, replacement of IT equipment, and various maintenance-related capital expenditure.

Capital expenditure on property plant & equipment and other intangible assets by our express division totalled € 160 million in 2003 which is 10.1% below the level of 2002 (€ 178 million). Some of the larger capital expenditure in 2003 related to depots, hubs and warehouses (€ 55 million), depot equipment used in operations including fleet expansions and replacements (€ 30 million), information technology, communication and other operational equipment including automated sorting systems (€ 52 million). Of the total € 124 million capital expenditure, € 84 million (68%) was spent in Europe. During the year, capital expenditures on other intangible assets totalled € 36 million (2002: 40) and related primarily to the development of financial systems (e-back office) software and further enhancements to our international shared systems.

Capital expenditure on property, plant and equipment and other intangible assets by our logistics division totalled € 83 million in 2003, a 49% decrease compared to 2002 due primarily to delays in the implementation of new business contracts.The majority of the expenditures in property, plant and equipment relate to new business acquired and to other equipment dedicated to operate logistics contracts throughout the world. In the United Kingdom, € 15 million was invested in warehouses and equipment. In continental Europe, € 38 million was invested in warehouses, new depots and automated warehouse racking. € 2 million was invested in warehouses and equipment for new and existing contracts in South America. In Australia € 7 million was invested in warehouses and equipment for new contracts and in North America € 11 million was invested in warehouses and information technology equipment for new contracts. In Asia € 4 million was invested in warehouses and information technology. During the year, capital expenditures on other intangible assets totalled € 6 million (2002: 13), due primarily to the continued development of financial systems (e-back office) software for the entire division.

2003 annual report	123

Back to Contents

Chapter 12 Financial statements and other information

25	Net cash used in financing activities:
(436) million (2002: (598); 2001: 125)
The final cash dividend for 2002 amounting to € 119 million and a cash interim dividend for 2003 of € 85 million were paid in 2003. The proposed final dividend for 2003 is estimated to result in an cash payment of € 142 million to be made in April 2004. In 2002, the final dividend for the previous year amounted to € 114 million with a € 71 million interim cash dividend over 2002.

New long-term liabilities, net of repayments, resulted in a cash outflow of € 13 million (2002: 4).The acquired long-term liabilities totalling € 70 million included € 20 million of finance leases, € 20 million increase in local bank loans, and € 30 million in non-interest bearing liabilities. A total of € 83 million in repayments of long-term liabilities related to scheduled repayments on aircraft leases and other leases (€ 13 million, 2002: 16), a bilateral facility (€ 13 million), other loans (€ 19 million, 2002: 19), € 13 million due to foreign currency movement and movements in non-interest-bearing liabilities of € 25 million (2002: 32).

Changes in short-term financing resulted in a cash outflow of € 219 million (2002: 405). Short-term financing decreased by € 72 million due to the scheduled repayment of State Loans, € 119 million due to repayment of local Italian short-term facilities and € 28 million of other net repayments. In 2002 major repayments were made on to an Australian facility (€ 127 million), loan notes in British pounds (€ 118 million) and Italian loans (€ 68 million).

In 2003, non-cash financing activities totalled € 26 million (2002: 18), this amount relates to additional finance leases.

Additional notes

26	Pro rata consolidation
(No corresponding financial statement number)

We account for joint ventures in which we and another party have equal control according to the pro rata consolidation method. Key information regarding those joint ventures in which we have a 50% share is set forth below:

	Year ended at 31 December

	2003	2002	2001

Total fixed assets	95	118	95
Total current assets	185	181	125

Group equity	89	97	78
Provisions	32	39	35
Long-term liabilities	16	20	11
Current liabilities	143	143	96

Net sales	543	547	417
Operating income	15	21	7
Net income	10	12	5

Net cash provided by
operating activities	60	43	19
Net cash used in investing activities	(10)	(35)	(17)
Net cash used in financing activities	(20)	(8)	1
Changes in cash and cash equivalents	30		3

(in € millions)
27	Related party with the State of the Netherlands
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

The State and we agreed in March 2001 to certain amendments to the agreements which govern our relationship. Pursuant to this amended agreement the Minister of Transport has no longer an option to acquire our preference shares A.This agreement has been implemented by amendment of our articles of association on 20 June 2002 and termination of the option to acquire our preference shares A per April 2002.

Special share
The State holds a special share, that gives it the right to approve decisions that lead to fundamental changes in our group structure. The State has committed itself to exercising the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system in the Netherlands and also to protect its financial interest as a shareholder.The State may not exercise its special share to protect us from unwanted shareholder influence.The State may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board. Ownership of the special share gives the State the right to approve certain actions, including:

124	2003 annual report

Back to Contents

issuing shares in our capital;
restrictions on or exclusions of the pre-emptive rights of holders of our ordinary shares;
mergers, demergers and dissolutions with respect to us and Royal TPG Post B.V.;
certain capital expenditures;
certain dividends and distributions; and
certain amendments to our articles of association and the articles of association of Royal TPG Post B.V., including any amendment to the articles of association with respect to
-	a modification of the objects clause that relates to performance of the concession obligations,
-	the creation of new classes of shares, profit sharing certificates or other securities entitling the holder thereof to the earnings and/or shareholders’ equity of the company,
-	the cancellation of the special share,
-	the cancellation of the preference shares B,
-	the transfer of the special share, and
-	the amendment of the rights attached to the special share.

No change is currently proposed to the status of the State’s special share. However, as part of its intention to reduce its involvement in our affairs, the State is considering the possibility of limiting the applicability of rights attached to the special share to apply only to our subsidiary for postal activities.

Long-term equity interest
In March 2001 the State expressed its intent to reduce over time its shareholding in us to 10% of the outstanding ordinary shares.

The State as creditor
On 31 December 2003 € 41 million of a 6.37% senior loan and € 31 million of a 6.72% subordinated loan were repaid. As of 31 December 2003, no loans are outstanding from the State. See note 12 to our consolidated financial statements.

The State as customer
The State is a large customer of ours, purchasing services from us on an arm’s-length basis. In addition, the State may by law require us to provide certain services to the State in connection with national security and the detection of crime.These activities are subject to strict legal scrutiny by the Dutch authorities.

The State as regulator
The postal system in the Netherlands is regulated by the State.

28	Other related party transactions and balances
(No corresponding financial statement number)

The TPG Group companies have trading relationships with a number of its partially or fully consolidated joint ventures as well as with unconsolidated companies in which TPG only holds minority shares. In some cases there are contractual arrangements in place under which TPG companies source supplies from such undertakings, or such undertakings source supplies from TPG. In the year ended 31 December 2003, sales made by TPG companies to its joint ventures amounted to € 136 million (2002: 135). Purchases from joint ventures amounted to € 24 million (2002: 22).The net amounts due from joint venture entities amounted to € 35 million (2002: 18).

As at 31 December 2003 loans receivable from affiliated companies as disclosed in notes 3 and 5, amounted to € 9 million (2002: 10). All transactions with joint ventures and affiliated companies are conducted in the normal course of business and under normal terms and conditions.

2003 annual report	125

Back to Contents

Chapter 12 Financial statements and other information

29	Segmental information
(No corresponding financial statement number)

We report our operations in three primary segments: mail division, express division and logistics division.The mail division provides services for collecting, sorting, transporting and distributing domestic and international mail.The express division provides demand door-to-door express delivery services for customers sending documents, parcels and freight.The logistics division provides supply chain management services.The segments have been determined based primarily on how management views and evaluates our operations.The operating information for the segments identified are as follows:

2003	Mail	Express	Logistics	Intercompany	Non- allocated	Total
Net sales	3,852	4,201	3,714		18	11,785
Inter-company sales	19	29	4	(52)
Other operating revenues	44	21	17		(1)	81

Total operating revenues	3,915	4,251	3,735	(52)	17	11,866
Depreciation/impairment property,
plant and equipment	(104)	(123)	(104)		(2)	(333)
Depreciation of other intangibles	(16)	(23)	(5)			(44)
Earnings from operations	820	276	24		(19)	1,101
Amortisation and impairment of goodwill [1]	(54)	(53)	(227)			(334)
Total operating income	766	223	(203)		(19)	767
Financial income / (expense)						(92)
Income tax						(368)
Results from investments in aff. companies						(6)
Minority interests						(1)
Net income						300
Goodwill paid in the year	35	4	19			58
Intangible fixed assets	230	1,276	914		1	2,421
Capital expenditure on property,
plant and equipment	82	124	77		4	287
Property, plant and equipment	786	820	394		9	2,009
Investments in affiliated companies	11	1	42		25	79
Accounts receivable	378	728	842		29	1,977
Total assets [2]	2,078	3,192	2,645			7,915
Total liabilities	948	866	1,234		1,064	4,112
Number of employees	80,613	43,723	38,692			163,028

(in € millions, except employees)
[1]	A goodwill impairment was recorded of € 163 million in our logistics division and € 20 million in our mail division, See note 1 to our financial statements.
[2]	Identifiable assets also used jointly for the segments have been allocated on basis of estimated usage.

126	2003 annual report

Back to Contents

Total assets of our company at 31 December 2003 were located as follows:

Location of total consolidated assets at	Intangible	Property, plant	Financial fixed
31 December 2003	assets	and equipment	assets	Current assets	Total
Europe
The Netherlands	106	837	262	702	1,907
United Kingdom	176	524	13	382	1,095
Italy	170	87	180	680	1,117
France	293	98	56	233	680
Germany	104	90	44	154	392
Rest of Europe	1,116	160	20	300	1,596
Americas
North Americas	432	63	17	128	640
South Americas		7	3	42	52
Africa & Middle East		2		23	25
Australia	21	104	24	75	224
Asia	3	37	8	139	187

Total	2,421	2,009	627	2,858	7,915

(in € millions)

Balance sheet value of property, plant and equipment at 31 December 2003
The property, plant and equipment of each of our divisions is as follows:

	Mail	Express	Logistics	Non-allocated	Total

Land and buildings	525	288	164	4	981
Plant and equipment	183	124	162		469
Other property, plant and equipment	53	369	58	5	485
Construction in progress	25	39	10		74

Total	786	820	394	9	2,009
As % of total property, plant and equipment	39.1%	40.8%	19.6%	0.4%	100.0%

(in € millions, except percentages)

Location of property, plant and equipment
at 31 December 2003	Mail	Express	Logistics	Non-allocated	Total
Europe
The Netherlands	731	84	15	7	837
United Kingdom	11	403	110		524
Italy	4	33	50		87
France		53	45		98
Germany	2	66	22		90
Rest of Europe	35	79	44	2	160
Americas
North Americas	1	2	60		63
South Americas		1	6		7
Africa & Middle East		2			2
Australia		83	21		104
Asia	2	14	21		37

Total	786	820	394	9	2,009

(in € millions)

2003 annual report	127

Back to Contents

Chapter 12 Financial statements and other information

Non-allocated	Year ended at 31 December
operating income
	2003	2002	2001
Non-core disposals		14	26
Exceptional real estate gain			78
Business initiatives	(5)	(4)	(30)
Write-downs			(30)
World Food Programme	(5)
Other costs	(9)	(5)	(16)

Total	(19)	5	28

(in € millions)

In 2003, non allocated operating income amounted to a loss of € 19 million.These costs include costs for business initiatives of € 5 million, our costs of € 5 million to the World Food Programme and other cost of € 9 million. Included in other cost is a release of an insurance provision of € 9 million.

2002
	Mail	Express[1]	Logistics[1]	Intercompany	Non-allocated	Total
Net sales	3,949	4,119	3,577		17	11,662
Inter-company sales	9	30	4	(43)
Other operating revenues	47	26	29		18	120

Total operating revenues	4,005	4,175	3,610	(43)	35	11,782
Depreciation / impairment property,
plant and equipment	(102)	(122)	(88)		(3)	(315)
Depreciation of other intangibles	(6)	(15)				(21)
Earnings from operations	804	246	157		5	1,212
Amortisation of goodwill	(30)	(54)	(70)			(154)
Total operating income	774	192	87		5	1,058
Financial income / (expense)						(108)
Income tax						(341)
Results from investments in aff. companies						(5)
Minority interests						(5)
Net income						599
Goodwill paid in the year	39	19	69			127
Intangible fixed assets	247	1,312	1,206		1	2,766
Capital expenditure on property,
plant and equipment	106	138	151		3	398
Property, plant and equipment	822	850	440		18	2,130
Investments in affiliated companies	16	2	42		35	95
Accounts receivable	373	727	795		27	1,922
Total assets [2]	2,181	3,250	2,835			8,266
Total liabilities [3]	1,036	897	1,189		1,129	4,251
Number of employees	75,424	41,601	33,340			150,365

(in € millions, except employees)
[1]	Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.
[2]	Identifiable assets also used jointly for the segments have been allocated on basis of estimated usage.
[3]	Presented before the appropriation of net income due to an accounting change in the Netherlands.

In 2002, non-allocated operating income amounted to a gain of € 5 million.The largest element was the net profit on the sale of non core businesses (€ 14 million), offset by € 4 million of net costs for business initiatives in China and € 5 million of other costs. Included in other costs is a release of € 10 million accrual with respect to various claims and litigations that were either settled without cost or for a lower amount.

128	2003 annual report

Back to Contents

2001
	Mail	Express[1]	Logistics[1]	Intercompany	Non-allocated	Total

Net sales	3,810	3,833	3,336			10,979
Inter-company sales	12	38	6	(56)
Other operating revenues	74	39	11		115	239

Total operating revenues	3,896	3,910	3,353	(56)	115	11,218
Depreciation/impairment property
plant and equipment	(99)	(111)	(81)			(291)
Depreciation of other intangibles		(7)				(7)
Earnings from operations	781	157	190		28	1,156
Amortisation of goodwill	(19)	(52)	(68)			(139)
Total operating income	762	105	122		28	1,017
Financial income / (expense)						(93)
Income tax						(335)
Results from investments in aff. companies						(1)
Minority interests						(3)
Net income						585
Goodwill paid in the year	103	9	111		4	227
Intangible fixed assets [2]	212	1,336	1,294		5	2,847
Capital expenditure on property,
plant and equipment	137	158	157		2	454
Property, plant and equipment	845	854	398		20	2,117
Investments in affiliated companies	48		40		32	120
Accounts receivable	498	744	824		8	2,074
Total assets [3]	2,342	3,257	2,855			8,454
Total liabilities [4]	1,528	873	1,241		1,026	4,668
Number of employees	68,081	39,197	31,285			138,563

(in € millions, except employees)
[1]	Figures for 2001 have been restated to reflect the transfer of Innight services from express to logistics.
[2]	Reclassifications done to increase comparability with the presentations of other intangibles assets separate from property, plant and equipment as introduced in 2002.
[3]	Identifiable assets also used jointly for the segments have been allocated on basis of estimated usage.
[4]	Presented before the appropriation of net income due to an accounting change in the Netherlands.

30	Differences between Dutch GAAP and US
GAAP
(No corresponding financial statement number)

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). The following is a summary of the significant differences in the case of our company.

Employment schemes
Up to 2001 we recognised a liability for future wage guarantees, that did not qualify as a liability under US GAAP. This difference resulted in a reconciliation to US GAAP shareholders’ equity. In 2001 we transferred the liability as per 1 January 2001 to an insurance company, after approval of our labour unions and works council. As a result, for Dutch GAAP the obligation for future wage guarantees was settled in full in December 2001. For US GAAP we recognise the transfer payment to the insurance company as a deposit asset that will be charged to our statement of income based on the wage guarantees paid by the insurance company.

Business combinations and impairment of goodwill and other long-lived intangible assets
Accounting policies for business combinations and impairment of goodwill and other intangible assets differ between Dutch GAAP and US GAAP.

Under US GAAP, we evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that an impairment in value may have occurred. As a result of weak economic conditions in some of the markets in which we operate, we experienced declines in operating income for some of our mail and logistics businesses during the first half of 2003. These declines prompted us to revise our long-term forecasts for some of these businesses. As a result, we have performed impairment reviews on the goodwill and property, plant and equipment of these businesses based on our revised forecasts. The impairment exercise was performed in accordance with SFAS No 142 “Goodwill and other intangible assets” and SFAS 144 “Accounting for the Impairment of Long Lived Assets”.

2003 annual report	129

Back to Contents

Chapter 12 Financial statements and other information

The result of this review was that the carrying amounts of certain property, plant & equipment exceeded their fair values and a pre-tax impairment loss of € 10 million was recognised. Fair values were determined based on current costs to purchase or replace the assets.

The result of the US GAAP goodwill impairment review was that the carrying amount of goodwill in certain reporting units exceeded the implied fair value. Fair values of the reporting units were determined based on the present value of expected future cash flows and compared to fair values of publicly traded companies within the same respective industries. This led to a pre-tax, non-cash € 342 million reduction in the carrying value of our US GAAP goodwill balance. The impairments are allocated to our company’s segments as indicated below:

		Property,
	Goodwill	plant &
	impairment	equipment	Total

Logistics division
France	79	6	85
Central Europe	45		45
Nordics	21		21
Spain		4	4
North America	197		197

Total impairment	342	10	352

(in € millions)

The difference between the Dutch GAAP goodwill impairment and the US GAAP goodwill impairment of € 159 million, on a pre-tax, non-cash basis, was reflected as a decrease to net income in the reconciliation of our Dutch GAAP net income to that under US GAAP for the year ended 2003.

The US GAAP goodwill impairment was € 159 million higher than that recognised under Dutch GAAP primarily due to differences between the two tests such as:
testing level for goodwill impairment, the requirement under US GAAP to recognise for the purpose of step 2 of the goodwill impairment test intangible assets that are not currently recognised in our accounts for Dutch GAAP purposes, and underlying differences in the goodwill balances between Dutch GAAP and US GAAP due primarily to the non-amortisation of US GAAP goodwill.

For US GAAP purposes, the € 197 million goodwill impairment in logistics North America gave rise to a tax credit in the income statement of € 68 million since that goodwill amortisation is tax deductible.

The amount of goodwill that arose in 1996 from the acquisitions of TNT and GD express Worldwide N.V. under US GAAP differed from the goodwill under Dutch GAAP due to differences in the fair values. Higher goodwill under Dutch GAAP was also recognised in 1999 when we acquired Jet Services, Nuova Tecno SpA (“Tecnologistica”) and the Ansett Air Freight business due to reorganisation provisions. In 2000 € 43 million lower goodwill was recognised due to a reassessment and write-down of these provisions. This difference between Dutch GAAP and US GAAP in the calculation of initial goodwill has resulted in an adjustment when reconciling Dutch GAAP and US GAAP equity. The difference is amortised over up to 40 years.

130	2003 annual report

Back to Contents

At 31 December 2003, goodwill as determined under US GAAP is € 69 million higher (2002: € 91 million higher) than under Dutch GAAP. This difference arises from the situation mentioned in the previous paragraph as well as the fact that goodwill is no longer amortised for US GAAP purposes and the US GAAP goodwill impairment recognised during the third quarter of 2003 was € 159 million higher than for Dutch GAAP purposes. The following disclosures have been prepared on a US GAAP basis. The changes in the carrying amount of goodwill for the year ended € 31 December 2003, are as follows:

	Mail	Express [1]	Logistics [1]	Total

Balance as of 1 January 2003	256	1,276	1,234	2,766
Additions	35	4	18	57
Impairments			(342)	(342)
Disposals	(1)			(1)
Exchange rate differences	(13)		(88)	(101)

Balance as of 31 December 2003	277	1,280	822	2,379

(in € millions)
[1]	Figures for 1 January 2003 have been restated to reflect the transfer of Innight services from express to logistics.

Pro-forma net income adjusted for goodwill amortisation

The following table shows US GAAP net income in prior years on a pro forma basis to show the effects of non-amortisation of goodwill:

		Year ended at 31 December

		2003	2002	2001

Net income under US GAAP	- as reported -	332	717	484
Add-back: amortisation of goodwill				139

Net income under US GAAP	- pro forma-	332	717	623

Net income per ordinary share under US GAAP	- as reported -	0.70	1.51	1.02
Net income per ordinary share under US GAAP	- pro forma -	0.70	1.51	1.31
Net income per diluted ordinary share under US GAAP	- as reported -	0.70	1.51	1.02
Net income per diluted ordinary share under US GAAP	- pro forma -	0.70	1.51	1.31

(in € millions, except per share data)

Other intangible assets
US GAAP requires that intangible assets acquired after 30 June 2001 that are contractual or separable must be separately recognised from goodwill and amortised over their estimated useful lives. Since 2002 it has been determined that certain intangible assets acquired in recent acquisitions required separate recognition from the related goodwill for US GAAP purposes. These intangible assets are amortised over a shorter useful life than the related Dutch GAAP goodwill, resulting in a higher intangible asset amortisation charge for US GAAP purposes. At 31 December 2003, other intangible assets under US GAAP were € 26 million higher (2002: 8 million higher) than under Dutch GAAP, which considers these intangibles to be part of goodwill. In 2003, a € 3 million (2002: 2) additional amortisation charge for these intangibles was required for US GAAP purposes.

The following other intangible asset disclosures have been prepared on a US GAAP basis:

	As of 31 December 2003

	Gross
	carrying	Accumulated
	amount	amortisation
Subject to amortisation:
Software	200	100
Prepayments on intangibles	13	1
US GAAP other intangibles	31	5

Total	244	106

(in € millions)

2003 annual report	131

Back to Contents

Chapter 12 Financial statements and other information

At 31 December 2003, we had no acquired intangible assets with indefinite useful lives.

The aggregate amortisation expense for the year ended 31 December 2003 was € 47 million. The following table summarises the estimated amortisation expense for the coming five years:

		Prepayments	US GAAP other
	Software	on intangibles	intangibles	Total
For the year ended:
31 December 2004	40	12	4	56
31 December 2005	40		4	44
31 December 2006	20		4	24
31 December 2007			3	3
31 December 2008			2	2
> 31 December 2008			9	9

Total	100	12	26	138

(in € millions)

Financial instruments
Under US GAAP, derivatives must be held on balance sheet at fair value and changes therein recognised either in current earnings or through other comprehensive income, depending on specific criteria, that in some cases differ from Dutch GAAP. Cash flow hedges and changes in the fair value of the effective portion of derivative instruments are recognised in other comprehensive income. We defer changes in the fair value in other assets or other liabilities. At 31 December 2003, adjustments were required to revalue our forward contract, cross currency swap, and interest rate swap for US GAAP purposes.

Real estate sales
Under Dutch GAAP, gains on the sale of real estate are recognised at the time of sale, when economic risk is transferred to the buyer. Under US GAAP, gains on the sale of real estate cannot be recognised until both economic risks and rewards of ownership and legal ownership have been transferred to the buyer. This difference resulted in an adjustment to the US GAAP net income and shareholders’ equity to eliminate gains on real estate sales that were recognised for Dutch GAAP and to recognise gains on real estate sales that were deferred in the prior year once the economic risks and rewards of ownership and legal ownership were transferred to the buyer in the current year.

Sale and leaseback transactions
Under Dutch GAAP, the gain on a sale and leaseback transaction may be recognised if the leaseback qualifies as an operating lease. Under US GAAP, such a gain is deferred and amortised to the income statement over the period of the operating lease. This difference resulted in adjustments to the US GAAP net income and shareholders’ equity to defer the gains on sale of the property and to realise these gains over the respective lease terms.

Long-term contract incentives
Under Dutch GAAP, the expense related to long-term contract incentive payments made to induce customers to enter or renew long-term service contracts may be deferred and realised in income over the contract period. For US GAAP such payments may not qualify for deferral, in which case they must be recognised fully in income in the initial period that the cost is incurred. During 2002, we paid long-term contract incentives totalling € 6 million that did not qualify for deferral under US GAAP. As a result, these payments were recognised immediately in the income statement in 2002 for US GAAP. This difference resulted in an adjustment to the US GAAP net income and shareholders’ equity in the current year to reflect the reversal of the related annual charge to the income statement recorded under Dutch GAAP.

Stock-based compensation
Statement of Financial Accounting Standards no. 123,Accounting for Stock-based Compensation (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. TPG has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion no. 25,Accounting for Stock Issued to Employees (“APB 25”), and related interpretations.

As at 31 December 2003, we had three stock-based compensation plans: a performance-based employee stock option plan, a performance share plan applicable to our Board of Management and a bonus-matching scheme applicable to both our senior management and Board of Management.

Our 2002 and 2003 employee stock option plans and our 2003 performance share plan are performance-based. The final benefits to be awarded under these plans may vary depending on target

132	2003 annual report

Back to Contents

total shareholder returns for our shares over the respective three-year vesting periods as determined by the Supervisory Board of TPG. If we do not meet these targets, in the worst case, no options or performance shares may vest under the terms of these plans. As a result, for US GAAP, no compensation expense will be recognised for these plans until the third anniversary of the respective plans when the number or vested options or performance shares is known. Similarly for Dutch GAAP purposes, we will recognise the total compensation expense for our performance share plan in the years in which the shares vest.

Under our 2003 bonus-matching scheme, 25% of an employee’s annual bonus is paid in shares of TPG. Should the employee retain at least 50% of the shares awarded to him or her under the short-term incentive for a period of three years, the company will match those shares on a one-to-one basis at no cost to the employee. For Dutch GAAP purposes, there are two cost components to this scheme. The first cost component relates to 25% of the employee’s annual bonus. This component is recognised as compensation expense in the year to which bonus relates. The second cost component relates to the shares that will be matched on the third anniversary of the grant date. The total compensation cost for this second component is recognised as compensation expense evenly over the three year vesting period. The total compensation cost for this second component is equal to the maximum number of bonus shares that may be matched, multiplied by the underlying share price on the date of grant. For US GAAP purposes, since the final number and cost of the bonus shares to be matched is not known, the compensation expense to be recognised for this plan differs from that recognised under Dutch GAAP.

At 31 December 2003, the impact of the above-mentioned accounting difference was not significant enough to cause a material compensation expense reconciling adjustment for US GAAP purposes.

Guarantees
We have provided guarantees in 2003, none of which are within the scope of FASB Interpretation No. 45,“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. ” These guarantees are outside the scope of FIN 45 because they are guarantees of our own performance. Guarantees issued prior to 31 December 2002 that fall within the scope of FIN 45 have been disclosed in Note 15.

Other differences
Under Dutch GAAP, a curtailment gain on a suspended retirement plan is recognised as the difference between the curtailment gain and the estimated additional liability to terminate the plan. Under US GAAP, an estimated liability to terminate a plan is not recorded until the plan is formally terminated. This accounting difference resulted in a € 2 million adjustment to our reconciliation of Dutch GAAP shareholders’ equity to that under US GAAP in order to reverse the recognition of the estimated liability to terminate the plan, that was made in 2002.

Under Dutch GAAP, provisions were made for constructive obligations for early retirement to some part-time employees in one of our group companies. Under US GAAP these provisions were not permitted as we were not legally obligated to make these payments at year-end 2003. This difference resulted in a € 1 million reconciling adjustment between our net income and shareholders’ equity under Dutch GAAP to those under US GAAP as at year-end 2003.

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

Under Dutch GAAP, investments in joint ventures may be proportionately consolidated. In general, the proportionate consolidation method is prohibited under US GAAP. However, as allowed under the United States Securities and Exchange Commission’s (SEC) rules applicable to Form 20-F, no adjustment has been made for this difference as the joint ventures, in which we hold an investment, are operating entities for which we have joint control over the financial operating policies with all other parties holding an interest in the respective joint venture.

We prepare our statement of cash flows in accordance with Dutch GAAP, which is consistent with International Financial Reporting Standards (IAS 7). As allowed under the SEC’s rules applicable to Form 20-F, no adjustment has been made for this difference.

No goodwill arose on investments accounted for by the net asset value method (equity method) in 2003 (2002: 0). Under Dutch GAAP, this is shown separately on the balance sheet. Under US GAAP, this goodwill would be classified as an equity investment. This difference does not result in a reconciliation to US GAAP net income.

2003 annual report	133

Back to Contents

Chapter 12 Financial statements and other information

Net income and shareholders’ equity reconciliation statements

The following statements summarise the principal adjustments, gross of their tax effects, which reconcile net income and total shareholders’ equity under Dutch GAAP to the amounts that would have been reported had US GAAP been applied:

Net income	Year ended at 31 December

	2003	2002	2001
Net income under Dutch GAAP	300	599	585
Adjustments for:
Employment schemes	(11)	(12)	(80)
Amortisation of goodwill	(9)	154	3
Other intangible assets depreciation	(3)	(2)
Financial instruments	13	(11)
Real estate sale	(4)	(16)
Sale-lease-back transaction	(1)	(4)
Depr. on restoration of previously recognised impairments	4	4	4
Depr. of capitalised software		(10)	(12)
Stock-based compensation
Long term contract incentive payment	1	(6)
Provisions	1
Pensions curtailment		2
Tax effect of adjustments [1]	41	19	(16)

Net income under US GAAP	332	717	484
Net income (in €) per ordinary share and per ADR under US GAAP [2]	0.70	1.51	1.02
Net income (in €) per diluted ordinary share and per ADS under US GAAP [3]	0.70	1.51	1.02

(in € millions, except per share data)
[1]	Includes one-off tax adjustment of € 47 million in 2001, to record a change in estimate, following a review of our current tax position, which we previously considered to be tax deductible. These are now considered not to be tax deductible following a review of our current tax position.
[2]	In 2003 based on an average of 475,078,945 of ordinary shares/ADRs (2002: 475,021,075 ; 2001: 475,008,754).
[3]	In 2003 based on an average of 475,356,130 of diluted ordinary shares/ADRs (2002: 475,022,482 ; 2001: 475,084,174).

134	2003 annual report

Back to Contents

Shareholders’ equity	At 31 December

	2003	2002 [1]	2001 [1]
Shareholders’ equity under Dutch GAAP	2,969	2,961	2,600
Adjustments for:
Employment schemes	141	152	164
Goodwill	69	91	(63)
Other intangible assets depreciation	(5)	(2)
Financial instruments	2	(20)
Real estate sale	(20)	(16)
Sale-lease-back transaction	(5)	(4)
Long term contract incentive payment	(5)	(6)
Restoration of previously recognised impairments, net of depreciation	(7)	(11)	(15)
Capitalised software			10
Pensions curtailment	2	2
Stock-based compensation
Provisions	1
Deferred taxes on adjustments	4	(37)	(56)

Shareholders’ equity under US GAAP	3,146	3,110	2,640

(in € millions)
[1] Presented before the appropriation of net income due to an accounting change in the Netherlands.

Total shareholders’ equity

Shareholders’ equity under US GAAP
at 31 December 2001	2,640
Net income 2002 under US GAAP	717
Final dividend 2001 and interim dividend 2002	(185)
Translation adjustment	(54)
Revaluation of derivatives	(9)
Stock options exercised	1

Shareholders’ equity under US GAAP
at 31 December 2002	3,110
Net income 2003 under US GAAP	332
Final dividend 2002 and interim dividend 2003	(204)
Translation adjustment Dutch GAAP	(68)
Translation adjustment on US GAAP reconciling items	(12)
Revaluation of derivatives	9
Other	(21)

Shareholders’ equity under US GAAP
at 31 December 2003	3,146

(in € millions)

2003 annual report	135

Back to Contents

Chapter 12 Financial statements and other information

Comprehensive income under US GAAP	Year ended at 31 December

	2003	2002	2001
Net income under US GAAP	332	717	484
Unrealised forex gains and losses Dutch GAAP	(68)	(54)	3
Unrealised forex gains and losses US GAAP reconciling items	(1)
Gains and losses on foreign currency hedges	9	(9)
Other	(20)

Comprehensive income under US GAAP	241	654	487

(in € millions)

Accumulated other comprehensive income, net	Year ended at 31 December
of related income taxes (under US GAAP)
	2003	2002	2001
Opening accumulated comprehensive income	(98)	(35)	(38)
Unrealised forex gains and losses Dutch GAAP	(68)	(54)	3
Unrealised forex gains and losses US GAAP reconciling items	(12)
Gains and losses on foreign currency hedges	9	(9)
Other	(20)

Total acc. other comprehensive income, net of taxes (US GAAP)	(189)	(98)	(35)

(in € millions)

Recently issued statements of financial accounting standards

The Financial Accounting Standards Board in the United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, will affect our consolidated financial statements for US GAAP reporting.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”),“Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 1 January 2004. The company believes that the adoption of this standard will have no material impact on its financial statements.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for TPG beginning after January 1, 2004. We are currently evaluating the impact of adoption of EITF 00-21 on our financial position and results of operations.

In August 2003, the FASB issued SFAS 150. This standard requires certain financial instruments, which under previous guidance could be accounted for as equity, to be classified as liabilities. Three types of freestanding financial instruments are affected: mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a specified number of shares. Additional disclosures are also required about alternative ways of settling instruments and the capital structure of entities-all of whose shares are mandatorily redeemable. SFAS 150 is effective for all financial instruments entered into or modified after 31 May 2003 and otherwise is effective the first interim period beginning after 15 June 2003. However, the guidance applying to mandatorily redeemable non-controlling interest has been deferred.

136	2003 annual report

Back to Contents

	TPG N.V. corporate balance sheets

	Before proposed appropriation of net income	At 31 December

		2003		% variance	2002
	Assets
31	Fixed assets
	Investments in group companies	3,405			3,166
	Investments in affiliated companies	25			35
	Other loans receivable				7
	Prepayments and accrued income	7			10

	Total fixed assets		3,437	6.8		3,218

	Current assets
	Accounts receivable from group companies	680			991
	Other accounts receivable	11			2
	Prepayments and accrued income	1			1
	Cash	3

	Total current assets		695	(30.1)		994

	Total assets		4,132	(1.9)		4,212

	Liabilities and group equity
	Shareholders’ equity
32	Issued share capital	230			230
33	Additional paid-in capital	1,421			1,421
34	Translation reserve	(130)			(62)
35	Other reserve	1,233			844
36	Unappropriated net income	215			528

			2,969	0.3		2,961
	Provisions
	Other provisions	10			12

			10	(16.7)		12
	Long-term liabilities
11	Bond	1,000			1,000
	Other long-term liabilities	129			142

			1,129	(1.1)		1,142
12	Current liabilities
	State of the Netherlands:
	ordinary loan				41
	Subordinated loan				31
	Other current liabilities	19			20
	Accrued liabilities	5			5

	Total current liabilities		24	(75.3)		97

	Total liabilities and group equity		4,132	(1.9)		4,212

	(in € millions)

The figures # in the line items of these financial statements refer to the notes to the financial statements.
The accompanying notes form an integral part of these financial statements.
Per 1 January 2003 dividends proposed, but not yet declared, are to be presented as a component of equity instead of as a liability. The prior year balances are adjusted for comparison purposes.

2003 annual report	137

Back to Contents

Chapter 12 Financial statements and other information

TPG N.V. corporate statements of income

As the financial statements of TPG N.V. are included in the consolidated financial statements, the corporate statements of income are presented in an abridged form (Article 402,Title 9, Book 2 of the Dutch Civil Code).

	At 31 December

	2003	2002	2001
Results from investments in group companies after taxes	329	604	581
Other income and expenses after taxes	(29)	(5)	4

Net income	300	599	585

(in € millions)

Notes to the corporate balance sheets and statements of income

Accounting policies for valuation and determination of result TPG N.V.
The principles of valuation and determination of result for corporate financial statements and the consolidated financial statements are the same.

Consolidated companies are carried at net asset value. For the principles of valuation of assets and liabilities and for the determination of result reference is made to the notes to the consolidated balance sheet and statements of income.

31	Fixed assets: € 3,437 (2002: 3,218)

	Investments in group companies	Investments in affiliated companies	Other loans receivable	Prepayments & accrued income	Total

Balance at 31 December 2001	2,651	32	9	6	2,698
Changes in 2002
Results	604	(5)			599
Acquisitions/additions		8		5	13
Disposals/decreases				(1)	(1)
Withdrawals/repayments			(2)		(2)
Exchange rate differences	(54)				(54)
Other changes	(35)				(35)

Total changes	515	3	(2)	4	520

Balance at 31 December 2002	3,166	35	7	10	3,218
Changes in 2003
Results	329	(3)			326
Acquisitions/additions		13			13
Disposals/decreases		(20)		(3)	(3)
Withdrawals/repayments			(7)		(7)
Exchange rate differences	(68)				(68)
Other changes	(22)				(22)

Total changes	239	(10)	(7)	(3)	219

Balance at 31 December 2003	3,405	25		7	3,437

(in € millions)

138	2003 annual report

Back to Contents

32	Issued share capital: € 230 million (2002: 230)
Issued share capital amounted to € 230 million at 31 December 2003 (2002: 230).The number of authorised, issued and outstanding shares by class of share at 31 December 2002 and 31 December 2001 is as follows:

	Ordinary	Preference B	Special share

Authorised	1,200,000,000	1,199,999,999	1
Issued and outstanding	480,259,522	0	1
Of which treasury shares held by the company	5,148,850	0	0

Ordinary shares in bearer form are represented by a global note held by the Dutch clearing system Euroclear Netherlands (formerly known as NECIGEF), and are transferable through Euroclear Netherlands’ book-entry system.The nominal value of ordinary shares is € 0.48 cents.We do not have share certificates for ordinary shares represented by the global note. Ordinary shares in registered form are transferred by means of a deed of transfer, and unless we are a party to the legal act underlying the transfer, our written acknowledgement of the transfer. Service of the deed on us is considered to have the same effect as an acknowledgement. ADSs represent ordinary shares in bearer form represented by the note held by Euroclear Netherlands.The special share and the B preference shares are registered.

We purchased ordinary shares as part of our management and personnel share option plan (none in 2003 and 2002) and we therefore owned 5,148,850 ordinary shares at 31 December 2003. The State of the Netherlands is the holder of the special share. At 31 December 2003, the State holds approximately 34.8% of the ordinary shares.We may not vote on shares in our own capital.

The TPG Protection Foundation was formed to care for our interests, the enterprises connected with us and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests.The Foundation is an independent legal entity and is not owned or controlled by any other legal person. Agreements have been concluded between us and the Foundation for the placement or acquisition of preference shares B.

For movements in issued share capital reference is made to “Consolidated statements of changes in shareholders’ equity”.

33	Additional paid in capital: € 1,421 (2002: 1,421)
Additional paid-in capital is exempt for Dutch tax purposes.

For movements in additional paid in capital reference is made to “Consolidated statements of changes in shareholders’ equity”.

34	Translation reserve: € -130 (2002: -62)
For movements in translation reserve reference is made to “Consolidated statements of changes in shareholders’ equity”.

35	Other reserves: € 1,233 (2002:844)
For movements in other reserves reference is made to “Consolidated statements of changes in shareholders’ equity”.

36	Unappropriated net income: € 215 (2002: 528)
The profit for 2003 has been calculated as the net income for 2003 of TPG N.V. and all its subsidiaries.The 2003 unappropriated component is € 215 million, containing the net income of € 300 million and the paid interim dividend 2003 of € 85 million. Subject to the approval of the general meeting of shareholders, the Board of Management proposes to add € 73 million to other reserves and to pay € 142 million as final dividend. For movements in unappropriated net income reference is made to “Consolidated statements of changes in shareholders’ equity”.

37	Wages and salaries
(No corresponding financial statement number)

TPG N.V. does not have any employees. Hence no salary, social security and pension costs were incurred.

38	Commitments not included in the balance sheet
(No corresponding financial statement number)

Declaration of Joint and several liability
TPG N.V. has issued a declaration of joint and several liability for some of its group companies in compliance with article 403, Part 9, Book 2 of the Netherlands Civil Code.Those group companies are:
Royal TPG Post B.V.
TNT Holdings B.V.
TNT Logistics Holdings B.V
TNT Express Holdings B.V.
TPG Headoffice B.V.

2003 annual report	139

Back to Contents

Chapter 12 Financial statements and other information

Fiscal unity in the Netherlands
The company forms a fiscal entity with the several Dutch entities for corporation tax purposes.The full list of Dutch entities which are part of the fiscal unity is included in the list containing the information referred to in article 379 and article 414, part 9, book 2 of the Dutch civil code, which is filed at the office of the Chamber of commerce in Amsterdam. In accordance with the standard conditions the company and the subsidiary that is part of the fiscal entity are severally liable for taxation payable by the entity.

Guarantees
Parental support in the form of a guarantee or a letter of support has been provided by TPG N.V. to its subsidiary TPG Finance B.V. for a syndicated loan, loan facilities and various international swaps and derivatives association (isda) agreements. In addition,TPG N.V. has issued a guarantee for the syndicated loan entered into by its indirect subsidiary TNT Canada Inc.

39	Subsidiaries and affiliated companies at 31 December 2003
(No corresponding financial statement number)

The full list containing the information referred to in Article 379 and Article 414, Part 9, Book 2 of the Dutch civil code is filed at the office of the Chamber of commerce in Amsterdam.

40	Mail regulation and concessions
(No corresponding financial statement number)

Because of the importance of postal services to society, regulation is a significant factor in our mail business.The mandatory undertaking of certain postal activities in the Netherlands, some of which are exclusive, have been assigned to us in the Dutch Postal Act.

National postal regulation
The Netherlands implemented the 1997 European Union Postal Directive in its revised Postal Act of 28 October 1999.The Postal Act requires TPG to perform the mandatory postal services in the Netherlands, and it confers to us exclusive rights for some of these services, reserved postal services.

The parliament also enacted a new Postal Decree, which specifies the services that are part of the mandatory postal services and defines the scope of the reserved postal services.The combination of these mandates and exclusive rights are commonly called the “Postal Concession”.The Postal Concession is performed by our subsidiary Royal TPG Post B.V.

Furthermore, the government has amended the existing General Postal Regulations Decree, which specifies our obligations regarding the performance of mandatory postal services and the transparency of the financial accounting of these services.

The Postal Act, the Postal Decree and the General Postal Regulations Decree became effective on 1 June 2000. According to the implementation of the amended 1997 European Union Postal Directive, the General Postal Regulations Decree was changed in November 2002, effective as of 1 January 2003.

In 1997 the government established an independent Supervisory Authority for Post and Telecommunications, which is commonly called by its Dutch acronym OPTA.The responsibility for supervising our performance of the Mandatory Postal Services lies with OPTA.

The Ministry of Economic Affairs is responsible for postal regulation and policy.

The postal concession Mandatory postal services The domestic mandatory postal services mainly consist of the conveyance against payment of standard single rates of the following postal items:
items of correspondence and printed matter with a maximum weight of two kilograms; and
postal parcels with a maximum individual weight of 10 kilograms.

In addition, bulk mail of items of correspondence up to an individual weight of 100 grams, which are conveyed against separately agreed rates, are part of the mandatory postal services. Mandatory postal services also cover services for registered and insured items and rental of post office boxes.

For international inbound and outbound mail, in accordance with the rules of the UPU, mandatory postal services comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilograms and of postal parcels with a maximum individual weight of 20 kilograms.

In addition, mandatory postal services cover the postal services regulated by the UPU.

Reserved postal services Under the Postal Act and the Postal Decree, the reserved postal services include the following exclusive rights:
The conveyance of domestic and inbound international items of correspondence with a maximum weight of 100 grams at a rate of less than three times the standard single rate for the lowest weight class of 20 grams (currently three times € 0.39 = € 1.17).The exclusive right for the conveyance of outbound international items of correspondence has been abolished.
The exclusive right to place letterboxes intended for the public alongside or on public roads.
The exclusive right to issue postal stamps and imprinted stamps bearing the effigy of the monarch and/or the word “Nederland”.

140	2003 annual report

Back to Contents

Regulatory conditions for the provision of mandatory postal services
Regarding mandatory postal services the General Postal Regulations Decree imposes various regulatory conditions on us with respect to service provision, tariffs, cost and revenue accounting, financial administration and reporting.

With respect to service levels, the decree requires us to provide a level of service that complies with modern standards, to provide nation-wide services and to perform a delivery round every day, except for Sundays and public holidays.We are required to deliver not less than 95% of all domestic items of correspondence the day after the day of posting, not including Sundays and public holidays. We are required to maintain a network of service points (post offices, agents) for the access of the general public to the services. With respect to rates, we are required to set rates being transparent, non-discriminatory and uniform. However, we may grant volume discounts for items of correspondence and negotiate specific prices and conditions with high-volume users.We are required to submit proposed rate changes to OPTA, which has to evaluate whether the services for which the rate changes are proposed do not fall under the tariff freeze for mandatory services subject to the price cap system that was in place until November 2002.

Until November 2002, a price cap system measured tariff developments in two different baskets of services, a “total basket” and a “small users basket.” The total basket comprised domestic mandatory postal services provided to all customers.The small users basket comprised a selection of the total basket of domestic mandatory postal services that is representative for consumers and small business users.

We are required to comply with several specific obligations on reporting and financial accounting.

The price cap system was evaluated in 2002. On 18 November 2002, the Ministry of Economic Affairs decided that tariffs controlled by the current price cap system should be frozen until the end of 2006.The Ministry of Economic Affairs stated that – in the event postal services would become subject to value added tax between 1 January 2003 and 1 January 2007 – a change of the frozen tariffs corresponding with the resulting tax burden will be allowed. On 19 June 2003, when the tariff freeze was discussed in parliament, the duration of the freeze was limited to 1 January 2005, awaiting an integral vision of the Minister on the future regulation of the postal sector.

The decision to freeze the tariffs controlled by the price cap system did not include the increase of tariffs that had been communicated to OPTA by the end of October 2002. All tariffs in the fully liberalised part of the Dutch postal market are outside the price cap system and were therefore not affected by this decision.

In November 2002 the Dutch government also announced its intention to fully liberalise – conditional on similar deregulation measures being implemented in the United Kingdom and Germany – the mail market in the Netherlands in 2007, as we had proposed in August 2002. Discussions about the path to liberalisation have started and are expected to lead to further regulatory clarity in early 2004.

The legal framework in respect of price control of postal services, currently included in the General Postal Regulations Decree, was amended in order for the freeze of the relevant tariffs to become effective.This amendment was completed in on 21 September and made effective as of 1 January 2003. On 22 January 2004 the Dutch Minister of Economic Affairs published his vision on the postal market in the Netherlands. Among other things, this vision includes:

a price freeze until 1 January 2007 on the mandatory postal services we are required to provide by law, a reduction, yet to be fully defined, in the scope of the mandatory postal services, from 2007, a price cap system for those reduced mandatory postal services, based on an inflation or consumer price index, and from 2007, the obligation to deliver bulk mail letters up to 50 grams will remain mandatory for an undefined transitional period without any rights for our company to offset this obligation.

We believe that a price freeze for the next three years is unnecessary and further we believe that it will put undue pressure on the profitability of our Mail Netherlands activities.We will provide the Minister with our detailed comments and suggestions regarding his vision on the postal market. It is expected that the Minister’s vision will be submitted to parliament for discussion by the end of March 2004. If parliament adopts this vision, it will be finalised.

Amsterdam, 18 March 2004

Board of Management	Supervisory Board

M.P. Bakker	R.J.N. Abrahamsen
J.G. Haars	F. Bernabè
H.M. Koorstra	J.M.T. Cochrane
D.G.Kulik	R. Dahan
M.C. Lombard	V. Halberstadt
J.H.M. Hommen
W. Kok
R.W.H. Stomberg
M.Tabaksblat

TPG N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O Box 13000
1100 KG Amsterdam
The Netherlands

2003 annual report	141

Back to Contents

Chapter 12 Financial statements and other information

Other information

142	2003 annual report

Back to Contents

Extract from the articles of association on appropriation of net income
Under our articles of association, a dividend of 7% of € 0.48 (€ 0.032) will be paid on the special share (article 35, paragraph 1). The dividend specified in article 35, paragraph 1 will be paid on preference shares B. Preference shares B have not been issued. Subject to the approval of our Supervisory Board, our Board of Management will determine which part of net income remaining after payment of dividend on the special share (and any preference shares B) will be transferred to the reserves (article 35, paragraph 2). The remaining net income will be distributed as dividend on ordinary shares (articles 35, paragraph 3).

Appropriation of net income
Subject to approval of our financial statements, the 2003 dividend has been set at € 0.48 in cash per ordinary share of € 0.48 par value. After deducting the interim dividend of € 0.18 per ordinary share paid out in August 2003, the final dividend will be € 0.30 per ordinary share.

Appropriation of net income
2003

Net income	300
Appropriation in accordance with the articles
of association:
Dividend on special share (article 35. par 1) € 0.032	0
Reserves adopted by the Board of Management and
approved by the Supervisory Board (article 35, par. 2)	73

Dividend on ordinary share	227
Interim dividend paid	85

Final dividend	142

(in € millions)

Special control rights under the articles of association of special share
The State holds a special share that gives it the right to approve decisions that lead to fundamental changes in our group structure, including:

issuances of shares in our capital,
restrictions on or exclusions of the pre-emptive rights of holders of our ordinary shares, mergers, demergers and dissolutions with respect to us and Royal TPG Post B.V., certain capital expenditures,
certain dividends and distributions, and
certain amendments to our articles of association and the articles of association of Royal TPG Post B.V., including any amendment with respect to
–	a modification of the objects clause that relates to performance of the concession obligations,
–	the creation of new classes of shares, profit sharing certificates or other securities entitling the holder to our earnings or shareholders’ equity,
–	the amendment of the rights attached to the special share,
–	the transfer or cancellation of the special share, and
–	the cancellation of the preference shares B.

The State has committed itself to exercising the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system in the Netherlands and also to protect its financial interest as a shareholder. The State may not exercise the rights attached to the special share to protect us from unwanted shareholder influence. The State may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board.

Other arrangements with the State
We have agreed with the State that we may issue ordinary shares up to a total par value of € 182,833,785, subject to the approval of the State, in its capacity as holder of the special share, and the Supervisory Board. The State has agreed that it will withhold its approval only if:

the proposed share issuance is scheduled to take place, or our intention to make the issuance would be made public by us, within nine months prior to any offer of our ordinary shares by the State, and the State in its reasonable opinion expects that the proposed issuance would be detrimental to its interests in any later offerings of our ordinary shares by it.

2003 annual report	143

Back to Contents

Chapter 12 Financial statements and other information

However, we may within such nine-month period make a public announcement of our intention to issue ordinary shares, if ordinary shares would be issued exclusively or almost exclusively in exchange for the shares of one or more companies with which we or any of our group companies have concluded a cooperation, merger or acquisition agreement, or the announcement is made in relation to a private issuance (other than an issuance referred to above), provided that the State in its reasonable opinion determines that the announcement would not be detrimental to its interests in any future offerings by it.

The State is otherwise required to give its approval within eight business days upon written request to that effect, if the financial conditions of the issuance reasonably cannot be regarded by the State as adversely affecting the interests of shareholders in general.

In issuing shares, we have agreed to consider the long-term financial interests of the State as the holder of a substantial interest in us.

Subsequent events
On 8 January 2004, we announced plans to introduce a further five Boeing 737-300 aircraft to its European air network. The five aircraft, leased for five years by TNT Airways from GE Capital Aviation Services will replace chartered aircraft currently operating in the TNT Express air network. The new B737’s will be phased in over the next four years. Two will join the fleet in 2004, with further aircraft added in 2005, 2006 and 2007.

On 13 February 2004, we have acquired the remaining 40% of the shares in DIMAR group. DIMAR is one of the leading providers of full-service direct marketing activities in the Czech Republic and Slovakia. We had already acquired a 60% stake in DIMAR in 2002.

On 19 February 2004 we have renewed our spare parts contract with Fiat for a five year period, ahead of the original expiry date in 2005. The contract is estimated to be worth euro 1 billion in revenues over the contract term and will inlcude packaging, storing and delivering of spare parts to dealers in Europe for Fiat Auto, as well as warehousing activities in Italy, France, UK, Spain, Poland, Austria and Greece.

144	2003 annual report

Back to Contents

Chapter 13 Regulatory environment

Mail regulation and concession
Because of the importance of postal services to society, regulation is a significant factor in our mail business. The mandatory undertaking of certain postal activities in the Netherlands, some of which are exclusive, has been assigned to us in the Dutch Postal Act.

International postal regulation
Universal Postal Union
The Universal Postal Union is a specialised agency within the United Nations framework. It is responsible for the regulation of cross-border postal services. Practically all nations are members of the UPU. The international provisions for cross-border postal services are laid down in the Universal Postal Convention. In the Universal Postal Convention, the UPU established an international system for mutual payments for the delivery of cross-border letter mail, known as the terminal dues system. The purpose is to compensate the destination country’s public postal operator for delivering international letter post. A different compensation scheme with similar purposes exists for parcel mail.

At its 1999 congress, the UPU adopted changes to the terminal dues system, which became effective on 1 January 2001. These changes introduced different remuneration levels for industrialised countries and developing countries, thus recognising the different distribution cost levels that exist between those two categories of countries. However, the system does not adequately reflect the costs of delivery, as it is partly based on a fixed rate per kilogram, while these costs are essentially a function of the number of postal items per kilogram. Neither does the system contain financial incentives to improve the quality of service.

Within the UPU there is a growing concern that the current terminal dues system is not compliant with the WTO’s Most Favoured Nation rules. A new terminal dues system, on which the 2004 UPU congress should decide, must be compliant with WTO requirements.

Mindful of the shortcomings of the UPU terminal dues system, in 1996 European postal operators entered into a separate agreement. This so-called “REIMS” agreement provided for a more adequate terminal dues system between industrialised countries, based on 80% of domestic first-class rates for single items, depending on the quality of service.

In 1997, however, the REIMS partners, with the exception of TPG, amended the agreement, altering the implementation of quality of service standards and introducing a faster rate of increase over the years of terminal dues to be paid as compared to the original agreement. In 1999, the European Commission approved this “REIMS II” agreement through 31 December 2001, but under explicit and strict conditions. Specifically, continuation after 2001 and final increases of the highest terminal dues rates (i.e. Level 1) above 70% of domestic tariffs were made subject to supporting argumentation. The European Commission has recently exempted this agreement for a five-year period up to 31 December 2006. During this period terminal dues may gradually be increased up to 78.5% of domestic first-class rates for single items. The Commission has insisted upon access to the REIMS II agreement for third party operators on the same terms as REIMS II parties apply among themselves.

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

European Union postal regulation
In 1997, the Council of European Ministers and the European Parliament adopted a Postal Directive for the development of the internal European Union market of postal services and the improvement of quality of service. The 1997 Postal Directive, which became effective in 1998, sets out a harmonised set of minimum obligations for the universal postal service (mandatory postal services) regarding service levels, rates, and cost and revenue accounting principles, as well as quality of service standards, with which all member states must comply.

The 1997 Postal Directive also defines the maximum scope of postal services the European Union member states are permitted to reserve for national public postal operators (reserved postal services). Member states are permitted to reserve postal services for domestic and cross-border mail. This reservation is limited to a weight of 350 grams per item of correspondence at a price of less than five times the public rate in the first weight step (0-20 grams).

In May 2000, the European Commission submitted a proposal to amend the 1997 Postal Directive with a view to achieving further liberalisation of the postal sector and reduction of the reserved area. However, due to continuing political differences among the European Union member states and in the European Parliament, discussion on the proposal is still ongoing.

In October 2001, the European Council of Ministers reached a compromise, which substantially weakened the original European Commission proposal and resulted in the second Postal Directive 2002/39 EC, being an amendment to the first Postal Directive. The compromise delays full liberalisation of the postal market until at least 2009, depending on a study on the effects of liberalisation to be finalised by 2006, and contains only the following steps:
2003: reserved service up to at most 100 grams at a price of less than three times the basic rate; outgoing cross-border items of correspondence and direct mail no longer reserved.
2006: reserved service up to at most 50 grams at a price of less than two-and-a-half times the basic rate.

2003 annual report	145

Back to Contents

Chapter 13 Regulatory environment

National postal regulation
The Netherlands implemented the 1997 European Union Postal Directive in its revised Postal Act of 28 October 1999.The Postal Act requires TPG to perform the mandatory postal services in the Netherlands, and it confers to us exclusive rights for some of these services, reserved postal services.

The parliament also enacted a new Postal Decree, which specifies the services that are part of the mandatory postal services and defines the scope of the reserved postal services.The combination of these mandates and exclusive rights are commonly called the “Postal Concession”.The Postal Concession is performed by our subsidiary Royal TPG Post B.V.

Furthermore, the government has amended the existing General Postal Regulations Decree, which specifies our obligations regarding the performance of mandatory postal services and the transparency of the financial accounting of these services.

The Postal Act, the Postal Decree and the General Postal Regulations Decree became effective on 1 June 2000. According to the implementation of the amended 1997 European Union Postal Directive, the General Postal Regulations Decree was changed in November 2002, effective as of 1 January 2003.

In 1997 the government established an independent Supervisory Authority for Post and Telecommunications, which is commonly called by its Dutch acronym OPTA.The responsibility for supervising our performance of the mandatory postal services lies with OPTA.

The Ministry of Economic Affairs is responsible for postal regulation and policy.

The postal concession Mandatory postal services The domestic mandatory postal services mainly consist of the conveyance against payment of standard single rates of the following postal items:
items of correspondence and printed matter with a maximum weight of two kilograms; and
postal parcels with a maximum individual weight of 10 kilograms.

In addition, bulk mail of items of correspondence up to an individual weight of 100 grams, which are conveyed against separately agreed rates, are part of the mandatory postal services. Mandatory postal services also cover services for registered and insured items and rental of post office boxes.

For international inbound and outbound mail, in accordance with the rules of the UPU, mandatory postal services comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilograms and of postal parcels with a maximum individual weight of 20 kilograms.

In addition, mandatory postal services cover the postal services regulated by the UPU.

Reserved postal services Under the Postal Act and the Postal Decree, the reserved postal services include the following exclusive rights:
The conveyance of domestic and inbound international items of correspondence with a maximum weight of 100 grams at a rate of less than three times the standard single rate for the lowest weight class of 20 grams (currently three times € 0.39 = € 1.17).The exclusive right for the conveyance of outbound international items of correspondence has been abolished.
The exclusive right to place letter boxes intended for the public alongside or on public roads.
The exclusive right to issue postal stamps and imprinted stamps bearing the effigy of the monarch and/or the word “Nederland”.

Regulatory conditions for the provision of mandatory postal services
Regarding mandatory postal services the General Postal Regulations Decree imposes various regulatory conditions on us with respect to service provision, tariffs, cost and revenue accounting, financial administration and reporting.

With respect to service levels, the decree requires us to provide a level of service that complies with modern standards, to provide nation-wide services and to perform a delivery round every day, except for Sundays and public holidays.We are required to deliver not less than 95% of all domestic items of correspondence the day after the day of posting, not including Sundays and public holidays. We are required to maintain a network of service points (post offices, agents) for the access of the general public to the services. With respect to rates, we are required to set rates being transparent, non-discriminatory and uniform. However, we may grant volume discounts for items of correspondence and negotiate specific prices and conditions with high-volume users.We are required to submit proposed rate changes to OPTA, which has to evaluate whether the services for which the rate changes are proposed do not fall under the tariff freeze for mandatory services subject to the price cap system that was in place until November 2002.

Until November 2002, a price cap system for mandatory postal services measured tariff developments in two different baskets of services, a “total basket” and a “small users basket.” The total basket comprised domestic mandatory postal services provided to all customers.The small users basket comprised a selection of the total basket of domestic mandatory postal services that is representative for consumers and small business users.

146	2003 annual report

Back to Contents

The price cap system used a weighing factor for each service in both baskets.The levels of the indices for both baskets were not to exceed the official national index of wages for employees in the market sector.

The development of the indices from the base year is illustrated below.

Rates development and wages

We are required to comply with several specific obligations on reporting and financial accounting.

The price cap system was evaluated in 2002. On 18 November 2002, the Ministry of Economic Affairs decided that tariffs controlled by the current price cap system should be frozen until the end of 2006.The Ministry of Economic Affairs stated that – in the event postal services would become subject to value added tax between 1 January 2003 and 1 January 2007 – a change of the frozen tariffs corresponding with the resulting tax burden will be allowed. On 19 June 2003, when the tariff freeze was discussed in parliament, the duration of the freeze was limited to 1 January 2005, awaiting an integral vision of the Minister on the future regulation of the postal sector.

The decision to freeze the tariffs controlled by the price cap system did not include the increase of tariffs that had been communicated to OPTA by the end of October 2002. All tariffs in the fully liberalised part of the Dutch postal market are outside the price cap system and were therefore not affected by this decision.

In November 2002 the Dutch government also announced its intention to fully liberalise – conditional on similar deregulation measures being implemented in the United Kingdom and Germany – the mail market in the Netherlands in 2007, as we had proposed in August 2002. Discussions about the path to liberalisation have started and are expected to lead to further regulatory clarity in early 2004.

The legal framework in respect of price control of postal services, currently included in the General Postal Regulations Decree, was amended in order for the freeze of the relevant tariffs to become effective.This amendment was completed on 21 September 2003 and made effective retroactively as of 1 January 2003. On 22 January 2004, the Dutch Minister of Economic Affairs published his vision on the postal market in the Netherlands. Among other things, this vision includes:

a price freeze until 1 January 2007 on the mandatory postal services we are required to provide by law reduction, yet to be fully defined, in the scope of the mandatory postal services, from 2007, a price cap system for those reduced mandatory postal services, based on an inflation or consumer price index, and from 2007, the obligation to deliver bulk mail letters up to 50 grams will remain mandatory for an undefined transitional period, without any rights for our company to offset this obligation.

We believe that a price freeze for the next three years is unnecessary and it will put undue pressure on the profitability of our Mail Netherlands activities.We will provide the Minister with our detailed comments and suggestions regarding his vision on the postal market. It is expected that the Minister’s vision will be submitted to parliament for discussion by the end of March 2004. In order to become final, parliament must adopt this vision, possibly after amendment of it.

Accounting & other financial obligations
Our obligations on reporting include the establishment of an annual report on the performance of the mandatory postal services, providing, inter alia, an overview of the financial results of the mandatory postal services.This reporting must be reviewed by an independent auditor appointed by OPTA.

Our obligations on financial accounting require us to maintain separate financial accounts within our internal financial administration for mandatory postal services.This separate accounting must be broken down into reserved postal services and other mandatory postal services and must be separated from the accounting of our other activities. Every year, we must submit to OPTA a declaration of an independent auditor, to be appointed by OPTA, which declares that our financial accounting system complies with the above obligation

Underlying this accounting system and the financial reports to OPTA there is a revised system for allocating costs and revenues to the different types of services.This revised system for allocating the revenues and costs must comply with the accounting rules laid down in the 1997 Postal Directive and was submitted to OPTA for approval. OPTA formerly approved the new system, but stipulated in its approval decision certain additional obligations, which, in our opinion, for the most part went beyond the competence of OPTA.

2003 annual report	147

Back to Contents

Chapter 13 Regulatory environment

After a formal complaint procedure and an appeal to the competent court, the District Court in Rotterdam has set aside some of the more important additional obligations imposed by OPTA and ordered OPTA to revise their additional obligations accordingly. See chapter 14 – “Legal proceedings – OPTA proceedings”.

Value added tax on postal services
In May 2003 the European Commission presented a proposal ((COM) 2003 final) to amend Directive 77/388/EC regarding value added tax on services provided in the postal sector.

On 1 June 2000, as required by the EU Directive 97/67/EC, the European Union Postal Directive, changed postal legislation was implemented in the Netherlands. At that time the VAT exemption on all services outside the mandatory postal services could no longer be applied and the standard VAT rate of currently 19% became applicable on those services.There were effects on the tariffs of services other than mandatory postal services at that time, mainly impacting VAT exempt business customers and organisations such as charities. However, the impact of the disappearance of the VAT exemption in the year 2000 seems to be very limited.

At present, we are not allowed to charge VAT on postal items covered by the mandatory postal services.The flip side of this is that for this part of this business we cannot deduct the VAT amounts paid on our purchases of services and goods.We are required to charge VAT on items carried in competition with other operators. Competitors are required to charge VAT on those items as well.Therefore, there is a level playing field for competitors and our company on these services.

Public procurement
The European Commission has adopted a package of amendments to simplify and modernise the public procurement directives in May 2000. New texts of the directives are expected to be adopted by the European Parliament at the end of January 2004. Until now we had no obligation to tender resulting from any public procurement regulation. On 2 February 2004, the European Union adopted a package of amendments to simplify and modernise the public procurement directives.The new directive co-ordinating the procurement procedures of entities operating in the water, energy, transport and postal services sectors applies to our activities that are not exposed to competition. However, the article in the directive with respect to the implementation leaves to the Member States the possibility of postponing the deadline of implementation until 1 January 2009.The Netherlands intends to make use of this possibility.This means that we will not be subject to the directive with our postal activities in the Netherlands as long as the directive is not implemented.

Competition law
European competition law
Our businesses are subject to competition rules in the jurisdictions in which they operate.The Court of Justice of the European Community has explicitly confirmed that the rules of EU competition law also apply to the national mandatory postal services of the EU Member States.The European Community published a notice in 1998 describing the application of competition rules to the postal sector and on the assessment of certain state measures. In particular, we are subject to the competition rules contained in Articles 81 and 82 of the EC Treaty and to preventative control of mergers and acquisitions as regulated in the EC Merger Control Regulation. Article 81 prohibits collusion between competitors that may affect trade between member states and which has the object or effect of restricting competition within the EC. Article 82 prohibits any abuse of a dominant position within a substantial part of the EC that may affect trade between Member States.These rules are primarily enforced by the European Commission, which cooperates with the national competition authorities, which for the Netherlands is the Netherlands Competition Authority, the European Court of Justice and by the national courts.

We are also subject to the competition rules in the Agreement on the European Economic Area, which corresponds to the rules of EU competition law.The EEA rules for competition are enforced by the European Commission and the EFTA Surveillance Authority. See chapter 10 – “Risk factors”.

Dutch competition law
The services we provide in the Netherlands, including the mandatory postal services, fall within the scope of the Dutch Competition Act.

The Dutch Competition Act stipulates for enterprises on the Dutch market a similar structure and set of rules as the rules of EU competition law on the prohibition of cartels, the prohibition of abuse of a dominant position and the preventive control on mergers and acquisitions. Compliance with the Dutch Competition Act is monitored by the Netherlands Competition Authority, a separate agency of the Ministry of Economic Affairs.

148	2003 annual report

Back to Contents
Chapter 14 Additional information

Major shareholders and related party transactions

General
To our knowledge, no-one, except for the State of the Netherlands, owns 5% or more our shares and there are no arrangements the operation of which might result in a change in our control.

The table below sets forth, as of 12 March 2004, the persons known by us to own more than 5% of the indicated class of shares:

	Identity of person or group	Number owned
Title of class			%

Ordinary shares	The State of
	the Netherlands	167,073,810	34.8%
Special share	The State of
	the Netherlands	1	100%

In addition, as of 12 March 2004, we held 5,148,850 shares of our ordinary shares.We may not vote shares we hold in our own capital.

For information as to the portion of each class of shares held in the United States and the number of record holders in the United States, see page 164 – “Stock exchange and share price information”.

The ownership interests of the State of the Netherlands
Overview
An effectively operating postal system is of great importance to Dutch society for various reasons, including economic, strategic and national security reasons, and is therefore of general interest to the State of the Netherlands. For certain important postal services we are the exclusive holder of the postal concession granted by the State (see chapter 13 – “Regulatory environment”). As a result, we are crucial to the maintenance of an effectively operating postal system in the Netherlands.

In addition to being a significant holder of ordinary shares, the State has influence on us and our affairs through corporate governance mechanisms, its ownership of the special share and a longer-term equity interest.

See also chapter 10 – “Risk factors”.

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

In view of the State’s reconsideration of its relationship with us, the State and we agreed in March 2001 to amendments to the agreements that govern that relationship. Following these amendments, which were implemented in the middle of 2002, the Minister of Transport, Public Works and Water Management no longer has the right to appoint three members of the Supervisory Board, and the State no longer has an option to acquire preference shares A from us.

The Commission of the European Union sent the State a formal request to give up the special share the State holds in us (described below).The State has reacted that it has no intention of giving up its special share in our company.The State is, however, considering the possibility of transferring the postal concession from TPG N.V. to Royal TPG Post B.V., our subsidiary for postal services and limiting the applicability of the rights attached to the special share to apply only to that subsidiary. On 17 December 2003 the Commission has announced its intention to bring the matter before the European Court of Justice to compel the State to give up the special rights conferred by the special share.

Special share
The State holds a special share, that gives it the right to approve decisions that lead to fundamental changes in our group structure. The State has committed itself to exercising the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system in the Netherlands and also to protect its financial interest as a shareholder.The State may not exercise its special share to protect us from unwanted shareholder influence.The State may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board. Ownership of the special share gives the State the right to approve certain actions, including:

issuing shares in our capital;
restrictions on or exclusions of the pre-emptive rights of holders of our ordinary shares;
mergers, demergers and dissolutions with respect to us and Royal TPG Post B.V.;
certain capital expenditures;
certain dividends and distributions; and
certain amendments to our articles of association and the articles of association of Royal TPG Post B.V., including any amendment to the articles of association with respect to
–	a modification of the objects clause that relates to performance of the concession obligations,
–	the creation of new classes of shares, profit sharing certificates or other securities entitling the holder thereof to the earnings and / or shareholders’ equity of the company,
–	the cancellation of the special share,
–	the cancellation of the preference shares B,
–	the transfer of the special share, and
–	the amendment of the rights attached to the special share.

2003 annual report	149

Back to Contents

Chapter 14 Additional information

As part of its intention to reduce its involvement in our affairs, the State is considering the possibility of limiting the applicability of rights attached to the special share to apply only to our subsidiary for postal activities.

Memorandum and articles of association
Following is a brief description of certain provisions of our articles of association pertaining to the rights and restrictions applicable to our ordinary shares.This description does not purport to be complete and is qualified in its entirety by reference to our articles of association, book 2 of the Dutch Civil Code and other Dutch laws. Copies of our articles of association are available on our website and upon request from us.The articles of association are filed with the Securities and Exchange Commission in the United States.

General
Pursuant to the Enabling Act as currently in force, we are subject to the Dutch full “large” company regime. Under these rules, we are required to adopt a two-tier system of corporate governance, comprising a board of management and a supervisory board. Under these rules, subject to statutory exceptions, the supervisory board, rather than the general meeting of shareholders, appoints members of the supervisory board
appoints and dismisses members of the board of management,
adopts the annual accounts, and
must approve certain resolutions by the board of management.

We have our corporate seat in Amsterdam, the Netherlands. We are registered in the Commercial Register at Amsterdam under number 27168968.

Corporate purpose Article 4 of our articles of association provides that our business activity shall be, among other things:
to conduct holding activities in enterprises that, among other things, operate in the field of the transportation, distribution and delivery of letters, messages, parcels and goods, as well as storing, converting and transmitting of information, the management and disposal of information, the providing of logistics services and the providing of money transactions, to permit our subsidiaries to carry out the concessions or licenses granted by the government for the activities described above, and to conduct other holding and financing activities.

Share capital Under our articles of association, our authorised share capital amounts to € 1,152 million nominal value. Our authorised share capital consists of:
1,200,000,000 ordinary shares,
1 special share, and
1,199,999,999 preference shares B.
Each of the above shares has a par value of € 0.48.

As of the date of this annual report there were issued 480,259,522 ordinary shares, including 5,148,850 shares held by us, and one special share and no preference shares B issued.

The State of the Netherlands is the holder of the special share. See for further information on the special share and the preference shares B page 149.

Our ordinary shares are issued in bearer or registered form, at the option of the holder. Ordinary shares in bearer form may be converted into registered form, and vice versa, at any time without charge.

Proposed amendments to our articles of association
Our Board of Management will submit a proposal to the annual general meeting of shareholders to be held on 7 April 2004, to amend our articles of association in order to bring them in line with the Dutch Corporate Governance Code dated 9 December 2003 of the committee Corporate Governance. Furthermore, it is proposed to include an indemnity provision into the articles of association.This will provide an indemnity by our company of each member of the Board of Management and of the Supervisory Board against any and all liabilities, claims, judgements, fines and penalties incurred by the board member as a result of any civil, criminal or administrative action, brought by any party other than our company itself or its group companies, in relation to acts or omissions in or related to his capacity as a board member of the Board of Management or the Supervisory Board. Members of the Board of Directors and of the Supervisory Board will not be indemnified with respect to claims in so far as they relate the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the member of the Board shall have been adjudged to be liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid). In addition, the indemnity shall not cover “internal liability”, i.e. liability of a member of the Board towards our company. The proposed changes to our articles of association will also include some technical amendments.

The foundation for the protection of TPG and preference shares B
On 9 May 2003 the Foundation for the Protection of TNT Post Group changed its name to The Foundation for the Protection of TPG.The Foundation for the Protection of TPG was formed to care for our interests, the enterprises connected with us and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests.The Foundation is an independent legal entity and is not owned or controlled by any other legal person.

Our articles of association provide for protective preference shares B that can be issued to the Foundation for the Protection

150	2003 annual report

Back to Contents

of TPG.The preference shares B have a nominal put value of € 0.48 and have the same voting rights as our ordinary shares. There are currently no preference shares B issued, although the Foundation and we have entered into agreements for the placement to or acquisition by the Foundation of preference shares B under certain circumstances.These agreements have been entered into to prevent or delay or complicate attempts at an unsolicited take-over, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. The preference shares B may only be issued to serve these interests.

Under these agreements we have a put option to place a number of our preference shares B, not exceeding our total issued share capital before such issue (or, subject to prior approval by the general meeting of shareholders, such larger number as the Foundation and we may agree) with the Foundation for the Protection of TPG, subject to the Foundation’s ability to pay the purchase price. The Foundation has recently renewed its credit facility agreements to be able to pay the purchase price. In addition, the TPG Protection Foundation has a call option to acquire a number of preference shares € not exceeding the total issued amount of ordinary shares and the special share, minus one and minus any shares already issued to the TPG Protection Foundation.

The exercise price with respect to each of the options is the nominal value of € 0.48 per preference share B, although upon exercise only € 0.12 per preference share B is required to be paid. The additional € 0.36 per preference share B would not be required to be paid by the Foundation until we made a call for payment by resolution of our Board of Management, which resolution would be subject to the approval of the Supervisory Board.

Beginning two years after the date of issuance of any preference shares B to the Foundation, the Foundation would have the right to demand that we propose to our general meeting of shareholders that those preference shares B be cancelled and the paid up amount returned to the Foundation. This would occur upon approval of the general meeting of shareholders. The Foundation could make this demand earlier if it had received a demand for the repayment of the funds under the credit arrangement it has arranged in order to make payments on the preference shares B.

The independent members of the board of the Foundation are J. den Hoed RA (chairman), J.J.M. Maeijer (deputy chairman), S.C. Kortmann and R. Pieterse. With the members of the board of the Foundation, we share the view that the foundation is independent in the sense referred to in Appendix X of the Listing Rules of Euronext Amsterdam.

The preference shares B are our only anti-takeover measure as described in Annex X of the Euronext Listing Rules. In the event of a takeover attempt which by our Board of Management and the Supervisory Board is not considered to be in the interest of the company, the business connected with it and all appropriate interests associated with the company, we may initiate such actions as we may deem appropriate within the boundaries of Dutch law to preserve the long term interests of the company, the business connected with it and all appropriate interests associated with the company.

Issuance of ordinary shares
We may issue ordinary shares and grant rights to subscribe for shares, including options and warrants, pursuant to a resolution of the Board of Management, subject to the approval of the Supervisory Board and the State as holder of the special share. Under our articles of association, up to 719,740,478 ordinary shares remained available for issuance. On 1 April 2003, the annual general meeting of shareholders granted the Board of Management the authority to issue these ordinary shares. This authority will terminate on 1 October 2004. The general meeting of shareholders can, in accordance with our articles of association, extend this authority for a period not exceeding five years or extend this authority by amending our articles of association to that effect. If no such extension is given, the issuance of ordinary shares or rights to subscribe for shares requires a resolution of the general meeting of shareholders, upon a proposal of the Board of Management approved by the Supervisory Board. The resolution of the general meeting also requires the approval of the State as holder of the special share.

Rights attached to each class of shares
Voting rights and general meetings of shareholders
 We are required to hold a general meeting of shareholders within five months after the end of each financial year, among other things, to adopt the annual accounts. Other general meetings of shareholders are held as often as the Board of Management or the Supervisory Board deem necessary, subject to applicable provisions of Dutch law. One or more shareholders representing at least 10.0% of our issued share capital may, upon their request, be authorised by the president of the district court to call a general meeting of shareholders. The president will only give this authorisation if these shareholders have requested our Board of Management and our Supervisory Board in writing to call a general meeting, stating their proposed agenda in detail, and our Board of Management and our Supervisory Board have not taken steps to ensure that a general meeting can be held within six months after their request. General meetings are convened by 15 days’ prior notice published in a nationally distributed daily newspaper. There are no quorum requirements applicable to general meetings. General meetings of shareholders may only be held in Amsterdam,The Hague, Hoofddorp or in the municipality of Haarlemmermeer (Schiphol).

One or more shareholders holding shares representing at least 1% of our issued capital have the right to request the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders. These requests have to be honoured by the Board of

2003 annual report	151

Back to Contents

Chapter 14 Additional information

Management or the Supervisory Board provided that important company interests do not dictate otherwise.

Each shareholder has the right to attend general meetings of shareholders, either in person or by written proxy, to address the meeting and to exercise voting rights, subject to the provisions of our articles of association. Holders of shares in registered form must notify us in writing of their intention to attend, in each case by the date specified in the notice of the meeting, which date may not in any event be earlier than seven days prior to the date of the meeting. Each of the shares in our capital carries the right to cast one vote. Unless otherwise required by law or our articles of association, resolutions are passed by a simple majority of votes cast.

A resolution of the general meeting of shareholders to amend our articles of association or to merge or to demerge or to dissolve may only be adopted upon a proposal of the Board of Management that has been approved by the Supervisory Board. The holder of the special share must approve the resolutions of the general meeting as described on page 149 under “Ownership Interests of the State of the Netherlands”.

The general meeting of shareholders has to adopt the remuneration policy for the Board of Management. The remuneration itself is determined by the Supervisory Board.

Dividend rights
Our articles of association provide that within five months after the end of our financial year, the Board of Management must prepare annual accounts accompanied by an annual report, which must then be adopted the general meeting of shareholders. The general meeting of shareholders can extend this period by a maximum of six months on account of special circumstances.

We pay dividends on profits or by exception out of the distributable part of our shareholders’ equity as shown in our annual accounts. We may not pay dividends if the payment would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or our articles of association. Subject to certain exceptions, if a loss is sustained in any year, we may not distribute dividends for that year and we may not pay dividends in subsequent years until the loss has been compensated for out of subsequent years’ profits.

We first have to pay dividends on the special share equal to 7% of its par value each year. If preference shares B have been issued and there are remaining profits available for dividends, we then have to pay dividends on the paid-up portion of the par value of such shares, at a rate of one point above the average 12-monthly EURIBOR (EURO Interbank Offered Rate) – weighted to reflect the number of days for which the payment is made – over the financial year to which the distribution relates.

After payment of dividends on the special share and the preference shares B, the Board of Management may then determine, with the approval of the Supervisory Board, to appropriate part of the remaining profit to reserves. The profit remaining after appropriation to reserves is distributed as a dividend to the holders of ordinary shares.

The Board of Management may pass a resolution that has been approved by the Supervisory board and the holder of the special share that any dividend on ordinary shares be paid, at the holder’s option, wholly or partly in our ordinary shares rather than in cash. The State, in its capacity as holder of the special share, has agreed with us that it will give any such approval within a period of two business days after a written request from us. The State will give this approval without prejudice to the option, if such option is made available to holders of ordinary shares, of the State in its capacity as holder of ordinary shares to choose between a dividend paid in cash or in ordinary shares.

Pursuant and subject to the Dutch civil code, the Board of Management may, with the prior approval of the Supervisory Board and subject to Dutch statutory provisions, distribute one or more interim dividends.

Shares we hold in our own capital shall not be the computation of the profit distribution, unless the Board of Management resolves otherwise, which resolution is subject to the approval of the Supervisory Board.

Our policy on additions to reserves and on dividends (the level and purpose of the addition to reserves, the amount of the dividend and the type of dividend) shall be dealt with and explained as a separate agenda item at the shareholders’ meeting. This policy can be viewed at our website.

As of 2005, the resolution to pay dividend shall be dealt with as a separate item on the agenda of the annual general meeting of shareholders.

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

Acquisition by us of our own shares We may acquire our own shares, subject to the requirements of Dutch law and our articles of association, if:

152	2003 annual report

Back to Contents

our shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the articles of association, and after the share acquisition, we would not hold shares with an aggregate par value exceeding one-tenth of our issued share capital.

Shares held by us in our own capital may not be voted.
An acquisition by us of our shares may be effected by the Board of Management, subject to the approval of the Supervisory Board and, if the acquisition amounts to more than 1% of the issued ordinary shares, the approval of the holder of the special share. We may only acquire shares in our own capital if the annual general meeting of shareholders has granted the Board of Management the authorisation to effect such acquisitions. Such an authorisation may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. The current authorisation expires on 1 October 2004. Under this authorisation, the maximum number of shares that can be acquired cannot exceed the maximum amount authorised by law (currently 10%) of the issued ordinary shares at the time of the acquisition, for a price per ordinary share not exceeding the average of the closing prices as published in the Official Price List of Euronext Amsterdam N.V. for the five trading days prior to the day of acquisition, plus 10% of such average. This authorisation is not required for the acquisition by us of our shares for the purpose of transferring those shares to our employees pursuant to any arrangements applicable to such employees.

Redemption provision
None of our ordinary shares is subject to any redemption provisions.

Sinking fund provision
None of our ordinary shares is subject to any sinking fund provisions under our articles of association or as a matter of Dutch law.

Liability to further calls or assessments
All of our outstanding shares are fully paid and non-assessable.

Discriminating provisions
There are no discriminating provisions against any of our shareholders as a result of owning a number of substantial shares.

Pre-emptive rights
Except for issuances of ordinary shares for non-cash consideration and issuances to our employees, holders of ordinary shares have pro rata pre-emptive rights to subscribe for new issuances of ordinary shares in proportion to their shareholdings. These rights may be restricted or excluded by a resolution of the Board of Management, subject to the approval of the Supervisory Board and the holder of the special share. The State, in its capacity as holder of ordinary shares and the special share, has agreed with us that it will vote in favour of any proposal submitted annually to the annual general meeting of shareholders by the Board of Management to extend the authority of the Board of Management to restrict or exclude the pre-emptive rights of holders of ordinary shares. Holders of ADSs may not be able to exercise pre-emptive rights granted to holders of ordinary shares.

Reduction of capital
Upon a proposal of the Board of Management, which proposal must be approved by the Supervisory Board, the general meeting of shareholders may reduce outstanding share capital by cancelling shares or by reducing the nominal value of shares subject to the provisions of the articles of association.

Release from liabilities (Kwijting)
 At each annual general meeting of shareholders, our shareholders are, after the approval of the annual accounts, requested to adopt a separate resolution releasing the members of the Board of Management and the members of the Supervisory Board from actual or potential liabilities in connection with the execution of their duties during the financial year. The release from liability obtained by the Board of Management and the Supervisory Board is limited to the facts reflected in the financial statements or otherwise disclosed to the general meeting of shareholders prior to the approval of the financial statements. However, the scope of a release from liability is subject to limitations by virtue of the law.

As of 2005, after amendment of the articles of association, the release from liabilities of members of the Board of Management and of members of the Supervisory Board will be separate items on the agenda of the annual general meeting of shareholders.

Amendments of the articles of association, legal merger and dissolution
 A resolution of the general meeting of shareholders to amend the articles of association (including with respect to changing the rights of holders of our ordinary shares), to merge or demerge within the meaning of Part 7, Book 2 of the Dutch civil code or to dissolve us may only be adopted on a motion of our Board of Management that is approved by our Supervisory Board. Proposals to amend the provisions of the articles of association described on page 149 – “Ownership interests of the State of the Netherlands” need the prior approval of the holder of the special share.

Large company regime
Pursuant to the Enabling Act as currently in force, we are subject to the full “large” company regime.

In March 2001, the State expressed the intention to introduce legislation to amend the Enabling Act, with the effect that the large company regime as provided for in section 6 (afdeling 6) part 4 of book 2 of the Dutch civil code would apply to us as it applies to

2003 annual report	153

Back to Contents

Chapter 14 Additional information

all other large companies. This means that, under certain circumstances, the rules for large companies may no longer apply to us in full or in part. Such legislation has not been introduced yet.

Under Dutch law, the powers vested in a supervisory board vary, according to whether a company is subject to (i) the full “large” company regime, (ii) the partially exempt “large” company regime, or (iii) the fully exempt “large” company regime. If a company is subject to the full “large” company regime, the company must have a two-tier management structure, including a supervisory board with broadened powers. The supervisory board appoints its own members. The supervisory board has the power to appoint and remove members of the board of management. The decision of the supervisory board to remove a member of the board of management can only be taken after the general meeting of shareholders has been consulted on the intended dismissal. In addition, the supervisory board has the power to adopt the annual accounts after which the general meeting of shareholders may approve them. Certain resolutions of the board of management are subject to the approval of the supervisory board. If a company is partially exempt from the large company regime, certain of these broadened powers remain vested in the supervisory board. However, shareholders have the power to appoint and dismiss members of the board of management and adopt the annual accounts. If a company is fully exempt from the large company regime, no statutory powers are vested in the supervisory board.

Restriction on non-Dutch shareholders’ rights
Under our articles of association there are no limitations on the rights on Dutch, non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

Change in control provisions
None of our shares is subject to any change in control provision.

Exchange controls
There are no legislative or other legal provisions currently in force in the Netherlands or arising under the articles of association restricting remittance to holders of our securities not resident in the Netherlands. Cash dividends payable in euro on our ordinary shares may be officially transferred from the Netherlands and converted into any other convertible currency.

Obligations of shareholders to disclose holdings
The Act on Disclosure of Holdings in Listed Companies 1996 (Wet Melding Zeggenschap in ter beurze genoteerde vennoot-schappen 1996) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, if as a result of such acquisition or disposal. The percentage ranges referred to in the Act are 0-5, 5-10, 10-25, 25-50, 50-66.6 and over 66.6.

Failure to comply with the Act constitutes an economic offence. In addition, a civil court can issue sanctions against any person who fails to notify, or incorrectly notifies us and the Authority Financial Markets in accordance with the Act. Possible court sanctions include the suspension of voting rights with respect to the ordinary shares held by such person.

Changes in capital
The conditions imposed by our articles of association for changes in capital are not more stringent than required under Dutch law.

Material contracts
On 23 June 1998, we entered into an agreement with the State of the Netherlands. The terms of this agreement were modified, subject to the approval of the Dutch Parliament, by a letter agreement dated 9 March 2001, between us and the State of the Netherlands. For a description of certain terms of this agreement (and certain proposed changes to this agreement), see page 149 – “The ownership interests of the State of the Netherlands”.

On 19 February 2004 we, through our TNT Automotive Logistics subsidiary in Italy, have renewed our spare parts contract with Fiat for a five year period, ahead of the original expiry date in 2005. The contract is estimated to be worth euro 1 billion in revenues over the contract term. It will include packaging, storing and delivering of spare parts to dealers in Europe for Fiat Auto, as well as warehousing activities in Italy, France, UK, Spain, Poland, Austria and Greece.

Significant subsidiaries
TPG N.V. is the parent company of the group. The following table sets forth, as of 12 March 2004, the name and jurisdiction of incorporation of our significant subsidiaries.

Company	Country	Equity interest
Royal TPG Post B.V.	Netherlands Netherlands Netherlands Netherlands Germany	100%
TNT Express Holdings B.V.		100%
TNT Logistics Holdings B.V.		100%
TNT Holdings B.V.		100%
TNT Holdings Deutschland GmbH		100%

154	2003 annual report

Back to Contents

Property, plants & equipment
We use approximately 1,933 buildings.

Mail
Our mail division uses 536 sorting centres and distribution depots.

The principal mail facilities are as follows:

Location	Owned/leased	Principal Use	Site Area
Amsterdam-Schiphol, the Netherlands	Leased	Sorting centre (international mail)	13,125 sq. metres
Amsterdam, the Netherlands	Owned	Sorting centre (letters)	48,970 sq. metres
‘s-Hertogenbosch, the Netherlands	Owned	Sorting centre (letters)	49,460 sq. metres
The Hague, the Netherlands	Owned	Sorting centre (letters)	48,110 sq. metres
Nieuwegein, the Netherlands	Owned	Sorting centre (letters)	57,530 sq. metres
Rotterdam, the Netherlands	Owned	Sorting centre (letters)	40,240 sq. metres
Zwolle, the Netherlands	Owned	Sorting centre (letters)	56,560 sq. metres
Amsterdam, the Netherlands	Owned	Sorting centre (parcels)	31,460 sq. metres
Dordrecht, the Netherlands	Owned	Sorting centre (parcels)	28,250 sq. metres
Zwolle, the Netherlands	Owned	Sorting centre (parcels)	32,210 sq. metres
Arnhem, the Netherlands	Owned	Sorting centre (registered mail)	48,920 sq. metres

No material portion of our mail properties is subject to any encumbrances.

Express
Our express division uses 836 depots, road and air hubs.
The principal express facilities are as follows:

Location	Owned/leased	Principal Use	Site Area
Maintenance Hangar and
Liège, Belgium	Leased	TNT Airways Head Office	5,700 sq. metres
Liège, Belgium	Owned	Hub and office	52,610 sq. metres
Wiesbaden, Germany	Owned	Sorting centre and road hub	65,500 sq. metres
Arnhem, the Netherlands	Owned	International road hub	98,400 sq. metres
Brussels, Belgium	Leased	Sorting centre and road hub	67,150 sq. metres

No material portion of our properties in our express division is subject to any encumbrances.

Logistics
Our logistics division uses 508 warehouses, representing
7,045,000-square metres, that are mainly leased and none of which are considered principal facilities.

No material portion of our logistics properties is subject to any encumbrances.

2003 annual report	155

Back to Contents

Chapter 14 Additional information

Employees
The following table sets forth certain data on our work force for each of the years in the three-year period ended 31 December 2003.

Number of employees and full time equivalents (FTEs)

	Year ended at 31 December

	2003	2002	2001
Employees at year-end [1]	163,028	150,365	138,563
Mail	80,613	75,424	68,081
Express [2]	43,723	41,601	39,197
Logistics [2]	38,692	33,340	31,285

Employees of proportionately consolidated joint ventures [3]	7,363	9,919	8,516

Number of external agency staff at year end (estimate) [4]	4,038	4,331	5,422

FTE’s year average 1 4	121,299	113,444	109,589
Mail	44,328	43,623	43,227
Express [2]	39,476	37,414	35,904
Logistics [2]	37,495	32,407	30,458

FTE’s of proportionately consolidated joint ventures 3 4	6,275	8,447	7,058

Employees (at year end) per geographic region:
Netherlands	69,005	70,645	68,306
Rest of Europe	69,558	57,574	49,570

Europe in total	138,563	128,219	117,876
Asia	5,881	4,662	4,267
Australia	5,819	5,468	5,172
USA & Canada	6,920	6,839	6,091
Rest of the world	5,845	5,177	5,157

Total	163,028	150,365	138,563

[1]	Including temporary employees on our payroll.
[2]	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.
[3]	On a 100% basis.
[4]	FTE's (full time equivalents) are monthly calculated and based on the total hours worked divided by the locally agreed standard workingweeks or contracts. The yearly average is based on the summation on the montly numbers and divided by twelve.

Labour relations
European region
A significant number of our employees in Europe are presently represented by trade unions. Our labour relations in Europe have been good, and we have not experienced, except for a strike in France in 1999 and a one day strike within a joint venture in Belgium in 2003, any material work stoppages in recent years.

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

In addition to trade unions, we also consult from time to time with various local, national and European works councils. Employees generally elect the members of works councils. Some of these works councils primarily have an advisory role, but in other cases, e.g. the Netherlands, we may be required to consult with or ask approval from one or more of the works councils before proceeding with a course of action. Under Dutch law, our central works council may make non-binding recommendations for candidates to fill vacancies on our Supervisory Board. Apart from that the central works counsel may file objections on certain grounds against candidates to fill vacancies on our Supervisory Board. Furthermore, we are obliged to apprise the European works council of activities that affect our workforce in Europe.

156	2003 annual report

Back to Contents

Other regions
Except for our employees in Australia and those of our logistics division in the US, our employees outside Europe are generally neither represented by trade unions nor employed pursuant to collective labour agreements.Trade unions represent less than 50% of our employees in Australia and fewer than 50% within our US logistics operations. Labour relations have been good and we have not, apart from certain labour disputes in Australia, experienced any material work stoppages in recent years.

Legal proceedings

Mail
OPTA proceedings
Separate accounting
Pursuant to the General Postal Regulations Decree, we are required to inform the OPTA, by a separate annual report about our financial results from both the reserved postal services and the other mandatory postal services.The report is to be based on the separate internal accounts for the costs and the revenues of each of these types of services.The purpose is to make sure that the requirements of at arms’ length basis, proportionality and completeness are met. Our system for allocating the costs and the revenues of our postal services requires the approval of OPTA, which OPTA gave in December 2000. As we disagreed with some of the conditions attached to the approval decision, we submitted a complaint to OPTA in the beginning of 2001.

Both OPTA and we appealed to the relevant court of appeal (College van Beroep voor het bedrijfsleven). In its decision of 18 July 2003 the court of appeal confirmed the decision of the District Court of 20 March 2002, annulled the remaining disputed conditions and ordered OPTA to revise the additional obligations accordingly. OPTA revised the additional obligations on 16 September 2003 consistent with our view. As a result,TPG fulfilled all obligations with the status quo of the allocation system as it was in November 2002.

Provision of information
Pursuant to the Dutch Postal Law, OPTA under certain conditions is authorised to make inquiries of TPG. In April 2003 OPTA asked us to provide certain documents in order to investigate whether we complied with the legal obligations applicable to TPG’s tariffs for letters in bulk used in separate contracts with major customers. According to us, the request for information was unclear and OPTA was not authorised to request such information. In a provisional court proceeding on 25 July 2003, the court did not decide whether or not OPTA was entitled to summon us to provide the information and referred the case to the judgement of the court in an action on the substance. On 1 December 2003 we lodged a formal court appeal against the subsequent administrative decision OPTA rendered on 15 October 2003, which appeal has been substantiated on 23 December 2003.

Other proceedings
Decision on tariff freeze
The administrative decision of 21 September 2003 of the Minister of Economic Affairs on the temporary tariff freeze (until 1 January 2005) has been formalised through a change of the General Postal Regulations Decree published on 6 October 2003.We decided to lodge an appeal against this administrative decision addressed to our company, which has formally been submitted to the Minister on 30 January 2004. According to us there is no legal basis for the tariff freeze decided in the Postal Law while the decision severely interferes with the freedom of our entrepreneurship.

Express
Subcontractor suits
The authorities in France have brought several criminal and civil actions relating to our express division’s French operations alleging that our subcontractors or their employees should be regarded as our own unregistered employees.The actions variously seek criminal fines or the payment of social security contributions, wage taxes and overtime payments in respect of such employees. Similar actions have been brought against our competitors.
On 17 December 2001, when a Bordeaux court ruled in our favour, ordering the release of our French express subsidiaries from all charges. In another case the court ruled against TNT Express International and its regional operations director. Both lodged an appeal.The ruling of the Bordeaux court was upheld by the court of appeal in Bordeaux by judgement of 27 January 2004.

UK tax investigation
We are in ongoing discussions with the UK Inland Revenue on certain tax matters relating to certain of our UK subsidiaries. See chapter 2 – “Information on the company – Group overview”.

Ordinary course litigation
We are involved in several legal proceedings relating to the normal conduct of our business.We do not expect any liability arising from any of these legal proceedings to have a material effect on our results of operations, liquidity, capital resources or financial position.We believe we have provided for all probable liabilities deriving from the normal course of business.

Taxation

General
The following is a summary of the material Dutch tax consequences of the ownership of ordinary shares or ADSs, in particular by US Shareholders (as defined below).The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ordinary shares or ADSs, and prospective investors should consult their professional advisors as to the tax consequences of their purchase, ownership and disposition of the ordinary shares and ADSs, including the consequences under applicable federal, state,

2003 annual report	157

Back to Contents

Chapter 14 Additional information

local and foreign law. In particular, the summary does not address US shareholders that do not hold the shares or ADSs as capital assets and the tax treatment of holders subject to special tax rules, such as banks, insurance companies and dealers in securities, investors liable for alternative minimum tax or investors who hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, some of which may be subject to special rules.This summary should not be read as extending by implication to matters not specifically discussed herein. Additional rules may apply to holders who themselves or through affiliates actually or constructively own 10% or more of the voting power or value of the ordinary shares or ADSs as determined by US Federal income tax law.The Dutch rules applying to holders of a “substantial interest” in broad terms, individuals who hold or have held directly or indirectly, either independently or jointly with certain close relatives, at least 5% of the nominal paid-up capital of any class of shares in the company are not addressed in this summary.With respect to US shareholders, this discussion generally applies only to such holders who hold ordinary shares or ADSs as a portfolio investment.This summary does not take into account the specific circumstances of any particular US holder although such circumstances might materially affect the general tax treatment of such US holder.

For the purposes of this discussion, a “US Shareholder” is a holder of ordinary shares or ADSs that is a person who is a resident of the United States or who holds ordinary shares or ADSs as assets effectively connected with a US trade or business (“US Holders”). This discussion does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposal of ordinary shares or ADSs. For the purposes of this discussion, a “shareholder” is a shareholder that does not own a “substantial interest” or a “deemed substantial interest” in the company.

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

Dutch taxation
General
The following description of Dutch tax law and practice is based on laws, tax conventions, published case law and other legislation in force on 16 October 2003 with the exception of amendments subsequently introduced, possibly with retroactive effect. In this chapter a distinction is made between residents of the Netherlands and non-residents of the Netherlands.Whether an investor qualifies as a resident of the Netherlands or as a nonresident of the Netherlands is based on facts, as well as on several fictions in Dutch tax legislation.The general corporate income tax rate is currently 34.5%, (although the first € 22,689 of taxable profit is taxed at 29%).

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

Dutch tax on dividends
Dividends (or similar income derived from shares qualifying as such under the Dutch Dividend Tax Act 1965 (Wet op de dividendbelasting 1965), hereinafter referred to as “income”) distributed by the company are in principle subject to tax at the current rate of 25%, which should be withheld and remitted by the company to the Dutch tax authorities. Stock dividends paid out of the company’s share premium account, recognised as such for Dutch tax purposes, are not subject to dividend tax.The company has a share premium account, recognised as such for Dutch tax purposes, from which stock dividends could be paid.

As regards US Holders the following will apply. A US holder can only claim the benefits of the tax treaty for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed on 18 December 1992 between the Dutch State and the United States of America, as modified by the protocol of 13 October 1993 (together, the “1992 Treaty”), if:

the person is a resident of the United States as defined therein;
the person’s entitlement to these benefits is not limited by the limitations on benefits provisions of article 26 of the 1992 Treaty, and the person can be considered to be the beneficial owner of the dividend under the Netherlands’ anti-dividend stripping rules.

Under the 1992 Treaty, dividends paid by the company to a resident of the United States, other than an exempt organisation or exempt pension trust, as described below, are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, provided that the holder does not carry on an enterprise in the Netherlands through a permanent establishment, permanent representative or fixed base to which or to whom the ordinary shares or ADSs are attributable. If and to the extent the ordinary shares or ADSs are attributable to this permanent establishment or representative, Dutch withholding tax will, depending on the particulars of the case, amount to 25% or 0%.The 1992 Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organisations, as defined in the 1992 Treaty. Except in the case of exempt organisations, this reduced dividend withholding rate can be applied for at source upon payment of the dividend; exempt organisations remain

158	2003 annual report

Back to Contents

subject to the statutory withholding tax rate of 25% and are required to file for a refund of this withholding.

A US holder other than an exempt organisation, generally may claim the benefits of a reduced withholding tax rate pursuant to the 1992 Treaty by submitting a Form IB 92 USA., which includes a banker’s affidavit stating that the ordinary shares or ADSs are in the bank’s custody in the name of the applicant, or that the ordinary shares or ADSs have been exhibited to the bank as being the property of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date, the reduced withholding tax rate can be applied to the dividend. A US holder unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented a claim for withholding tax relief at source.

Qualifying exempt organisations other than exempt pension trusts may seek a refund of the tax withheld by submitting Form IB 95 USA, which also includes a banker’s affidavit.

Under the Dutch anti-dividend stripping rules a recipient of a dividend is not considered to be the beneficial owner if it is plausible that:
the recipient paid, directly or indirectly, a consideration, in cash or in kind, in connection with the dividend distribution, and the payment forms part of a sequence of transactions, an individual or a company benefited, in whole or in part, directly or indirectly, from the dividend, where that individual or company is entitled to a less favourable relief from Netherlands dividend withholding tax than the recipient of the dividend distribution, and that individual or company directly or indirectly retains or obtains a position in the shares that is comparable to its position in similar shares before the sequence of transactions commenced.

Dutch personal and corporate income tax
The Personal Income Tax Act 2001 entered into force on 1 January 2001, replacing the Income Tax Act 1964 and the Net Wealth Tax Act 1964. Under this personal income tax regime, income is divided into three separate “boxes” each of which is governed by its own rules:

Box I (work and private residence) includes business and employment income, income from receivables and income from assets made available to a company in which the individual holds a substantial shareholding and income from the main private residence,
Box II (substantial interest) includes dividend income and capital gains from substantial shareholdings, and
Box III (savings and investments) covers passive income from capital.

The three boxes operate independently of each other.This means that losses from one box can, in principle, not be offset against income from another box.The elements of income will be allocated to the spouse or partner that has received the income.

Highlights of the box system are dealt with below in respect of the ordinary shares or ADSs.

Personal income tax in respect of the ordinary shares or ADSs
Resident individuals of the Netherlands
Box I (work and private residence)
An individual Dutch shareholder, who holds the ordinary shares or ADSs that can be attributed to the business assets of an enterprise which is, in whole or in part, carried on for the account of a shareholder, is liable to income tax on the income derived from the ordinary shares or ADSs at the progressive rates of Box I, the maximum rate being 52%.

Box II (substantial interest)
Income (dividends and capital gains) from substantial interests (broadly, shareholdings of at least 5%) is taxed in Box II.The tax rate amounts to 25%. Changes under the new Income Tax Act relevant for investors in the ordinary shares or ADSs include the following:

Losses from a substantial interest may only be offset against income or gains from a substantial interest and not against income from Box I (work and private residence) or Box III (savings and investments).
There is a possibility for a credit for losses not compensated against the income tax liability of Box II. Such tax credit is limited to 25% of the amount of the loss, and can only be claimed on condition that the holder of the substantial interest has sold all of that interest and holds no such interest in another entity.
Interest related to the financing of a substantial interest is only deductible against the 25% rate.
Interest on debts due from the company as well as income and gains from other assets which are made available to the company are not taxable in Box II, but in Box I.
The elements of a substantial interest are considered to form a substantial interest.
Received/derived stock dividend will not be considered to form taxable income in Box II at the moment of receipt.The purchase price of such stock dividend will in principle amount to zero.

Box III (savings and investments)
Income derived from capital (savings and investments) is taxed according to the regime of Box III.Taxable income is determined annually on the basis of a fictitious – i.e. deemed – return on capital.This deemed return has been fixed at 4% of average net capital, assets less liabilities at market value, on 1 January and 31 December of any year. In this respect, assets and liabilities relating to income from Box I and Box II are not taken into account.The taxable income is computed without regard to the actual income and capital gains received.Thus, if actual income exceeds 4%, tax will still only be levied on the basis of 4%. On the other hand, there is no reduction in tax if the actual income is less than 4%. The deemed income is taxed at 30%.

2003 annual report	159

Back to Contents

Chapter 14 Additional information

In principle, under the provisions of the Personal Income Tax Act 2001 the Dutch dividend tax can be credited, or refunded, for Netherlands residents or for a Netherlands permanent establishment or permanent representative to which or to whom the underlying shares are attributable. This credit is also available against tax under Box III. However, in case of dividend stripping transactions entered into on or after 27 April 2001, the dividend withholding tax cannot be credited or refunded if the recipient cannot be considered to be the beneficial owner of the dividend. See the discussion on Dutch dividend withholding tax above.

Non-resident individuals of the Netherlands
EU residents and residents of specified countries with which the Netherlands has concluded a tax treaty providing for the exchange of information may elect to be taxed according to the rules applicable to resident taxpayers. They are then taxed as if they were a resident of the Netherlands. This means that they will be taxable in respect of their worldwide income. In that case they will be able to claim relief from double taxation in respect of certain non-Dutch source income.

Income from savings and investments will be computed in the same way as for taxpayers resident in the Netherlands, on a fictitious basis.

Other non-resident individual holders of the ordinary shares or ADSs may only be taxable in the Netherlands in respect of this shareholding if these shares:
are attributable to the business assets of a permanent establishment or permanent representative in the Netherlands, generate income or gains that qualify as “income from miscellaneous activities” (resultaat uit overige werkzaamheden) in the Netherlands, which include activities in the Netherlands with respect to these shares that exceed “regular, active portfolio management” (normaal, actief vermogensbeheer), or
From part of a substantial interest of the shareholder in the company and this substantial interest does not form part of the business assets of an enterprise of the shareholder.

The right of the Netherlands to levy personal income tax on dividends received by non-resident individuals may be restricted under specific provisions of applicable tax treaties.

Dutch corporate income tax
Companies resident in the Netherlands
A legal entity or a similar entity qualifying as such under Dutch tax law (an “entity”) which holds the ordinary shares or ADSs and who resides, or is deemed to reside, in the Netherlands, is, in principle, able to set off in full the dividend tax withheld against its Dutch corporate income tax due on this income. An entity resident in the Netherlands which is not subject to Dutch corporate income tax can, under certain conditions which are not stated here, request a refund of the dividend tax withheld. An entity subject to Dutch corporate income tax for which the shareholding in the company qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) is entitled to an exemption from dividend tax. The participation exemption normally applies if a Dutch resident entity which is subject to corporate income tax holds an interest of at least 5% of the nominal paid-up share capital of the company. Under specific circumstances the participation exemption can also apply to interests of less than 5%.

If the ordinary shares or ADSs are held by an entity, which resides, or is deemed to reside, in the Netherlands, the income derived from the ordinary shares or ADSs is in principle subject to Dutch corporate income tax at the ordinary rates.

An entity subject to Dutch corporate income tax will not be subject to corporate income tax on income derived from the ordinary shares or ADSs if the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969 applies with respect to the shareholding in the company.

If the ordinary shares are attributable to a permanent establishment or permanent representative in the Netherlands of a non-resident resident entity, the income distributed by the company will, in principle, be subject to corporate income tax at the rate of 34.5%, unless the participation exemption of Article 13 of the Corporate Income Tax Act 1969 applies with respect to the shareholding in the company. Any dividend tax withheld can generally be set off against the Dutch corporate income tax due on this income, provided the recipient is the beneficial owner of the dividend.

The State has concluded tax treaties with Canada, the United States, Switzerland, Japan, all EU member states, Norway and a number of other countries. Most tax treaties concluded by the State provide for a reduced dividend withholding tax rate of 15% for portfolio investment.

If the shares are not attributable to a Netherlands permanent establishment or a permanent representative, dividends paid to non-resident entities which are shareholders of the company are in principle not subject to Dutch tax (other than the dividend tax mentioned above), unless the non-resident shareholder holds a substantial interest in the company and the substantial interest does not form part of the business assets of an enterprise of the shareholder. The right of the Netherlands to tax the dividends may be restricted under specific provisions of applicable tax treaties.

Personal income tax and corporate income tax on capital gains
Residents of the Netherlands
In principle, capital gains derived from the sale of the ordinary shares or ADSs by an individual shareholder who resides, or is deemed to reside, in the Netherlands are not subject

160	2003 annual report

Back to Contents

to Dutch personal income tax provided the ordinary shares or ADSs do not form part of a substantial interest or cannot be attributed to the enterprise of that individual. Capital gains realised on the disposal of ordinary shares or ADSs that form part of a substantial interest of an individual are subject to tax in Box II at the special 25% rate. If the ordinary shares or ADSs form part of the business assets of an enterprise carried on, in whole or in part, for the account of an individual, the capital gain is subject to personal income tax at the ordinary progressive rates of Box I, currently up to 52%.

If the ordinary shares or ADSs are held by a Netherlands resident entity, any capital gains derived from the sale of the ordinary shares or ADSs are subject to corporate income tax at 34.5%, unless the shareholding in the company qualifies for the participation exemption of Article 13 of the Corporate Income Tax Act 1969.

Non-residents of the Netherlands
Capital gains realised by non-resident individuals who, or nonresident entities which, are shareholders of the company are in principle not subject to Dutch personal income tax or Dutch corporate income tax, provided these shareholders:
do not hold a substantial interest in the company, or
do not conduct a business, trade or other taxable activities, in whole or in part, through a permanent establishment or permanent representative in the Netherlands to which or to whom the ordinary shares or ADSs are attributable.

If the ordinary shares or ADSs form part of a substantial interest, the capital gain on the disposal of the ordinary shares or ADSs is, in principle, subject to tax at a rate of 25% for individuals or 34.5% for entities, unless the substantial interest forms part of the business assets of an enterprise of the shareholder.

The Netherlands right to tax the capital gain may be restricted under specific provisions of applicable tax treaties.

Gift, estate or inheritance tax in the Netherlands
Gift tax, estate and inheritance tax is due in the Netherlands with respect to the gift or inheritance of the ordinary shares or ADSs if the donor or deceased who owned the shares:

is or was a resident or is or was deemed to be a resident in the Netherlands, or has or had an enterprise or an interest in an enterprise, other than as shareholder, which in its entirety or in part carries, or carried on business in the Netherlands through a permanent establishment or permanent representative to which or to whom the ordinary shares or ADSs are or were attributable.

No gift, estate or inheritance tax arises in the Netherlands on a gift of the ordinary shares or ADSs by, or on the death of, a holder of the ordinary shares or ADSs who at the moment the gift is made is neither a resident nor deemed to be a resident of the Netherlands, provided that:
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

For purposes of this discussion, a “US holder” means an individual, citizen or resident of the United States for United States Federal income tax purposes, a corporation, a partnership or other entity created or organised under the laws of the United States or any state thereof or the District of Columbia, or an estate or trust which is resident in the United States for United States Federal income tax purposes, in each case who is not also resident of, or ordinarily resident in the Netherlands for Dutch tax purposes, is not engaged in a trade or business in the Netherlands through a permanent establishment, and does not own, directly, indirectly or by attribution, 10% or more of the Shares of TPG (by vote or value)

This summary is of a general nature only and does not discuss all aspects of the United States and Dutch taxation that may be relevant to a particular investor. The summary deals only with ADSs held by US holders as capital assets and does not address special classes of purchasers, such as dealers in securities, a trader in securities that elects to use a mark-to-market method of accounting for its its securities holdings, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, US holders whose functional currency is not the United States dollar and certain US holders (including, but not limited to, insurance companies, tax-exempt organisations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.

Owners of ADSs are urged to consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of such shares in light of their particular circumstances,

2003 annual report	161

Back to Contents

Chapter 14 Additional information

including the tax consequences under state, local, foreign and other tax laws, and the possible effects of changes in United States Federal or other tax laws.

In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. The United States Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by United States Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Dutch taxes and sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.

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

Taxation of dividends
To the extent paid out of current or accumulated earnings and profits of the company, as determined under US Federal income tax principles (“E&P”), a distribution made with respect to ordinary shares or ADSs (including the amount of any Treaty Payment, and any Dutch Withholding Tax (both as defined below)) will be includable for US Federal income tax purposes in the income of a US holder as ordinary income on the day received by the US holder, in the case of ordinary shares, or on the day received by the Depositary, in the case of ADSs and will be treated as foreign source dividend income. Distributions in excess of current and accumulated E&P of the company, will be treated as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in the ordinary shares or ADSs and thereafter as taxable capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

Any such dividend paid in euros will be included in the gross income of a US holder in an amount equal to the US dollar value of the euros on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. If dividends received in euro are converted into US dollars on the day they are received by the depositary, the US holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Under recently enacted tax legislation, if you are a non-corporate US holder, certain dividends paid to you on ADSs in taxable years beginning after 31 December 2002 and before 1 January 2009 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15%). This reduced income tax rate is only applicable to dividends paid by “qualified corporations” and only with respect to shares held by a qualified US holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 120-day period beginning 60 days before the ex-dividend date). Our company should be considered a qualified corporation under the new US tax legislation. Accordingly, dividends paid by us to individual US holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. The reduced income tax rate is not applicable to dividends paid by a company that is a passive foreign investment company for the corporation’s taxable year in which the dividend is paid for the preceding year. Under the new US tax legislation, the reduced tax rate for qualified dividends is scheduled to expire on 31 December 2008, unless further extended by Congres. Each prospective investor should consult its own tax advisor regarding the implications of the new legislation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Dividends paid will generally be subject to a withholding tax of 25% and will generally be eligible for a foreign tax credit. This amount may be reduced under the 1992 Treaty and is referred to above under “Dutch Taxation – Withholding Tax on Dividends”.

If the US holder is a United States partnership, trust or estate, the foreign tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to US tax either as the income of a US resident in its hands or in the hands of its partners or beneficiaries, as the case may be. The withholding tax may, subject to certain limitations, be offset against United States Federal taxes on foreign source income by filing Form 1116 (or Form 1118 for corporations) “Computation of Foreign Tax Credit” with the Federal income tax return. Form 1116 can be obtained by calling 1-800-TAX FORM. This tax credit will normally reduce the United States tax liability on the dividend. A US holder of ADSs or ordinary shares nonetheless will not be entitled to claim the tax credit for withholding taxes if the holding of ADSs or ordinary shares:

is effectively connected with a permanent establishment situated in the Netherlands through which the holder carries on business in the Netherlands, or

162	2003 annual report

Back to Contents

is effectively connected with a fixed base in the Netherlands from which the holder performs independent personal services.

Further, special rules apply if the holder:
owns at least 10% of the ordinary shares of the company (or, in the case of a holder that is a United States corporation, controls, alone or with one or more associated corporations, at least 10% of the voting stock of the company), or is exempt from tax in the United States on dividends paid by the company.

A US holder may elect annually either to deduct the Dutch withholding tax (see “Dutch Taxation”) from its income or take the withholding taxes as a credit against its US Federal income tax liability, subject to US foreign tax credit limitation rules.

If and to the extent that we pay a dividend on the common shares or ADSs out of dividend income from our non-Dutch subsidiaries and are therefore entitled to a credit for Dutch tax purposes for foreign taxes attributable to such dividend income from non-Dutch subsidiaries, there is a risk that the United States Internal Revenue Service might take the position that our allowable credit for Dutch tax purposes constitutes a partial subsidy of our withholding tax obligation and that, therefore, a United States Holder would not be entitled to a foreign tax credit with respect to the amount so allowed. However, this Dutch tax credit is available only to us and does not reduce the amount of withholding tax applied against the dividends paid by us.We believe that such a position would not be correct because such Dutch credit is based primarily on the net dividend received and the United States Holder does not receive any benefit from such Dutch tax credit available to us.

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

For US tax purposes, US holders will generally recognise gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realised from the sale or exchange of the ADSs and the US holder’s basis in such ADSs. In general, such gain or loss will be US source capital gain or loss. In the case of individual US holders, capital gains are subject to US Federal income tax at preferential rates if specified minimum holding periods are met if such shares are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss. Long-term capital gain of a non-corporate US holder that is recognised on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15%.

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a US holder will be liable for United States Federal income tax on gains from sales or dispositions of ADSs or ordinary shares to the same extent as on any other gains from sales or dispositions of shares.

Passive foreign investment company considerations
In general, a foreign corporation is a passive foreign investment (“PFIC”) if either 75% of its gross income for a year is “passive income” or 50% of its assets during the year produce or are held for the production of “passive income”. Based on the manner in which the company currently operates its business, the company does not believe that it is currently a PFIC for US Federal income tax purposes. However, the company can give no assurances that it will not at some time in the future become a PFIC. If the company were classified as a PFIC for any taxable year during which a US holder held an ADS or ordinary share, certain adverse tax consequences could apply to the US holder. A prospective purchaser of the company’s ADSs should consult with their tax advisor regarding the application of the PFIC rules to their ownership of an ADS or ordinary share.

US information reporting and backup withholding
Generally, the amount of dividends paid to US holders of ADSs, the name and address of the recipient and the amount, if any, of tax withheld must be reported annually to the US Internal Revenue Service. A similar report is sent to the US holder.

A holder of ordinary shares or ADSs may be subject to United States backup withholding tax, unless such holder:
is a corporation or other exempt recipient and, if required, demonstrates its status as such, or provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Holders who fail to furnish certain identifying information under the United States information reporting rules will be subject to backup withholding. Amounts withheld from payments will be allowed as a credit against such US holder’s United States Federal income tax liability.

Backup withholding is not an additional tax and may be claimed as a credit against the US Federal income tax liability of a US holder or refunded, provided that the required information is furnished to the US Internal Revenue Service.The backup withholding is currently 28% but this rate is subject to change.

Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of US persons

2003 annual report	163

Back to Contents

Chapter 14 Additional information

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

Other information for shareholders
Information to the shareholders
The Board of Management and the Supervisory Board provide the shareholders’ meeting with all information that it requires for the exercise of its powers, unless this would be contrary to an overriding interest of the company. If the Board of Management and the Supervisory Board invoke an overriding interest, they must give reasons.

We adhere to the principle that we must explain business developments and financial results to investors. Our chief financial officer has the principle responsibility for investor relations with the active involvement of our chief executive officer. Our investor relations department organises presentations for analysts and institutional investors, which can be viewed on our website.

We may hold briefing meetings with our major institutional shareholders in the Netherlands, the UK and the US, usually twice a year after the half year and full year results announcements, to ensure that the investing community receives a balanced and complete view of the Group’s performance and the issues faced by the business. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. Briefings are similarly given to update the market between each quarterly announcement. For further information visit our website at www.tpg.com. we communicate with our shareholders through the annual general meeting of shareholders, newsletters and our website. Meetings of analysts can by way of webcasting at all times be attended by shareholders. Our website provides all relevant information with regard to dates of analyst meetings and procedures concerning webcasting. Our group compliance officer is responsible for monitoring this process and the meetings. Analysts’ reports and valuations shall not be assessed, commented upon or corrected other than factually, by the company in advance, whereby our group compliance officer shall always be involved.

We do not pay any fee(s) to parties for the carrying out of research for analysts’ reports or for the production or publication of analysts’ reports with the exception of credit rating agencies.

Analysts meetings, presentations to institutional or other investors and direct discussions with the investors shall not take place shortly before the publication of the regular financial information (quarterly, half-yearly or annual figures).

Our Board of Management has adopted investor relations and media guidelines with which all Board of Management members must at all times abide unless explicitly exempted by the chief executive officer.

Our website provides all information that is required to be published. Our website will also give access to shareholders’ circulars required for any approvals sought from the shareholders’ meeting.We commit in this respect to shareholders’ circulars that in form and substance will be similar to the standard that applies to similar instruments issued by FTSE 100 companies.

As from 2004 our website will provide a summary of the minutes of all shareholders’ meetings. All shareholders’ resolutions are decided on a poll, except when the issue relates to a vote concerning individuals or the meeting decides to have a ballot. The proxy votes cast in relation to all resolutions are disclosed to those in attendance at the meeting and the results of the poll are published at our website.

Stock exchange and share price information
Since 29 June 1998, following our demerger from KPN, our ordinary shares have been listed on the Amsterdam stock exchange, which was renamed Euronext Amsterdam in connection with the merger of the Amsterdam, Brussels and Paris Stock Exchanges in 2000, the London Stock Exchange, the New York Stock Exchange and the Frankfurt Stock Exchange.

The principal market for trading in the ordinary shares is Euronext Amsterdam. Since 4 January 1999, the share price of the ordinary shares has been quoted on Euronext Amsterdam in euro rather than in Dutch guilders.TPG is included in the AEX index, which consists of the top 25 companies in the Netherlands, ranked on the basis of their turnover in the stock market.We have an unrestricted sponsored American Depositary Receipt (ADR) facility with Citibank N.A. as depositary.The ADRs evidence American Depositary Shares (ADSs), which represent the right to receive one ordinary share.The ADSs trade on the New York Stock Exchange under the symbol “TP”.

164	2003 annual report

Back to Contents

The following table sets forth the high and low trading prices for our ordinary shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange for the periods indicated:

	Euronext		NYSE

	High	Low	High	Low

	€	€	$	$
1999	35.40	21.20	40.00	22.88
2000	31.19	22.31	30.94	19.44
2001	28.29	16.46	26.50	16.25
2002	25.08	14.98	22.72	15.30
2003	19.34	11.71	23.59	13.10

2001		Euronext		NYSE

		High	Low	High	Low

		€	€	$	$
1st	Quarter	28.29	22.09	26.56	19.70
2nd	Quarter	26.80	23.17	23.83	20.20
3rd	Quarter	25.39	16.46	22.61	16.25
4th	Quarter	24.50	20.31	21.73	18.33

2002		Euronext		NYSE

		High	Low	High	Low

		€	€	$	$
1st	Quarter	25.08	21.65	22.08	19.32
2nd	Quarter	25.07	20.65	22.63	19.70
3rd	Quarter	23.00	16.55	22.72	16.28
4th	Quarter	19.35	14.98	18.50	15.30

2003		Euronext		NYSE

		High	Low	High	Low

		€	€	$	$
1st	Quarter	16.00	11.71	17.00	13.10
2nd	Quarter	15.74	13.53	18.65	15.10
3rd	Quarter	17.62	14.83	20.08	17.13
4th	Quarter	19.34	16.11	23.59	19.14

2003	Euronext		NYSE

	High	Low	High	Low

	€	€	$	$
August	17.62	16.26	20.08	18.26
September	17.60	16.23	19.75	18.55
October	18.55	16.11	21.25	19.14
November	18.92	17.26	22.00	20.72
December	19.34	18.14	23.59	21.86

2004
January	19.54	18.15	24.55	22.59
February	19.15	17.18	24.51	21.72
March (through
12 March 2004)	18.33	17.01	22.16	21.00

Average daily volume (in shares) in 2003 was as follows:

		2003

1st	Quarter	1,356,444
2nd	Quarter	1,242,102
3rd	Quarter	1,404,351
4th	Quarter	1,272,351

The highest quotation during the year was € 19.34 in December 2003 and the lowest € 11.71 in March 2003. A total of 5,674,500 shares in the form of American Depository Receipts (ADRs) were traded on the New York Stock Exchange, compared with 4,272,000 in the previous year.

Exchange rates
The following tables set forth the noon buying rates in the City of New York for cable transfers as certified by the Federal Reserve Bank of New York for the euro.

Year	High	Low	Average rate[1]

	(US$ per € 1)
1999	1.1812	1.0016	1.0653
2000	1.0335	0.8270	0.9228
2001	0.9535	0.8370	0.8955
2002	1.0485	0.8594	0.9451
2003	1.2597	1.0361	1.1411

[1]	Average of the noon buying rates on the last day of each month during the year.

2003 annual report	165

Back to Contents

Chapter 14 Additional information

Month	High	Low

	(US$ per € 1)
August 2003	1.1390	1.0871
September 2003	1.1650	1.0845
October 2003	1.1833	1.1596
November 2003	1.1995	1.1417
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004 (through 12 March)	1.2431	1.2088

The noon buying rate on 12 March 2004 was USD 1.2191 per € 1.00. Since 4 January 1999, our ordinary shares have traded on Euronext Amsterdam in euro. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar-equivalent of the euro price of our ordinary shares on Euronext Amsterdam and, as a result, will affect the market price of our American Depositary Shares in the United States. See chapter 10 – “Risk factors”.

Stock performance
	2003		2002
Stock price (in €)
High	19.34		25.08
Low	11.71		14.98
Close	18.57		15.45
Earnings per outstanding
share in € cents	63.1		126.1
Dividend in € cents	48.0	[1]	40.0
Dividend pay-out ratio (as a %)	76.1		31.7
Dividend yield (based on closing rate for the year)	2.58		2.59
P/E ratio	29.41		12.26
Number of issued shares	480,259,522		480,259,522
Stock market capitalisation (in € billions)	8.823		7.420

[1]	Proposed.

Our relative performance to the Euronext Amsterdam (AEX) at closing prices during 2003 (AEX index rebased to our company)

166	2003 annual report

Back to Contents

Our relative performance to the Euronext Amsterdam (AEX) at closing prices since its listing in 1998 (AEX index rebased to our company)

Our ordinary shares are held worldwide in the form of bearer shares, non-ADS registered shares and ADSs. Outside the United States, ordinary shares are held primarily in bearer form. In the United States, ordinary shares are held primarily in the form of ADSs. Only bearer shares are traded on Euronext Amsterdam and the other European exchanges on which our ordinary shares are listed. Only ADRs relating to ADSs are traded on the NYSE.

The following table indicates the form in which the ordinary shares were held as of 12 March 2004:

Forum	Number of shares	Percentage of outstanding ordinary shares

Bearer shares	307,365,260	64.00%
Non-ADS registered shares	167,076,767	34.79%
ADSs [1]	5,817,496	1.21%

[1]	Held by approximately 55 holders of record. Since some shares are held by brokers and other nominees for their clients, this number may not be representative of the actual number of ordinary shares held by US residents or of the actual number of US-resident beneficial holders of ordinary shares.

At 31 December 2003, the breakdown of shareholders / ADS holders was:

* The State of the Netherlands owned 34.8% of the ordinary shares at 31 December 2003.

Source: Bloomberg Professional

In 2003, 336.6 million TPG shares were traded on the Euronext Amsterdam market (2002: 302.2 million).

2003 annual report	167

Back to Contents

Chapter 14 Additional information

Peer group comparison
For comparative reasons, our company has defined a peer group of publicly listed companies with activities in the same industries in which TPG is active. This peer group consists of the Germany-based company Deutsche Post World Net (DPWN) with activities in mail, express and logistics; the United Kingdom-based company Exel, with activities in the field of logistics; as well as the two United States-based express carriers FedEx (FDX) and United Parcel Services (UPS). For this peer group, the comparative performance in terms of total shareholder returns in 2003 is charted below.

Dividend 2003
We try to meet shareholders’ return requirements through dividends and growth in value of our shares. TPG annually pays interim and final dividends in cash. TPG pays cash dividends in euros. Exchange rate movements will affect the amounts received by ADS holders on conversion by the depository of such cash dividends.

Dividend TPG (in €)

Financial calendar for 2004
19 February	Announcement of 2003 Full Year results
7 April	TPG Annual General Meeting of Shareholders
13 April	Ex-dividend listing of TPG shares
21 April	Payment of final dividend
26 April	Publication of 2004 first quarter results
2 August	Publication of 2004 half year results
25 October	Publication of 2004 third quarter results

Documents on display
SEC
We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission.

You may examine the reports and other information filed by us, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W.,Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov. Our ADRs are traded on the New York Stock Exchange, and these materials are available for inspection and copying at their offices at 20 Broad Street, New York, New York, 10005.

Publications
Share is a Dutch-language quarterly magazine distributed to 14,000 individual shareholders and other interested readers in the Netherlands. This magazine and other publications can also be viewed and ordered through our website.

Websites
For the latest and archived press releases, corporate presentations and speeches, current share price and other company information such as our online annual report and interim reports, please visit our corporate website at www.tpg.com.

Futhermore, our website offers special sections with information about Corporate Governance and Investor Relations and hyperlinks to the website of Euronext Amsterdam, SEC, AFM and other public institutions.

Our interactive site is continuously refined to better reflect those sections of specific interest to investors. It is possible to subscribe via the website to regular e-mail distribution lists for updates about our company and special related subjects.

We also invite you to visit the sites of our two main trading brands: www.tnt.com, www.tpgpost.nl.

168	2003 annual report

Back to Contents

TPG investor relations
Through our investor relations activities, we aim to provide shareholders with accurate and timely information. We proactively and openly communicate with institutions and private investors and with intermediary groups such as analysts and financial journalists.

In addition to the quarterly, half-yearly and yearly result presentations, we maintain regular contacts with financial analysts and retail and institutional investors through meetings, roadshows, conference calls and company visits. In 2003, we visited investors in major financial cities in Europe, the United States and Asia.

The annual report on Form 20-F is filed electronically with the United States Securities and Exchange Commission.

Contacts
Mailing address
TPG Investor Relations
P.O. Box 13000
1100 KG Amsterdam
The Netherlands

Visiting address
Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

Telephone	+31 20 500 6455
Fax	+31 20 500 7515
E-mail	investorrelations@tpg.com
Internet site	www.tpg.com

2003 annual report	169

Back to Contents

Chapter 14 Additional information

TPG in figures from 1999	Year ended at 31 December

	2003	2002	2001	2000 [1]	1999

Total operating revenues	11,866	11,782	11,218	9,936	8,536
Mail	3,915	4,005	3,896	3,706	3,651
Express [2]	4,251	4,175	3,910	4,145	3,538
Logistics [2]	3,735	3,610	3,353	2,179	1,522
Intercompany / non allocated	(35)	(8)	59	(94)	(175)

Total operating expenses	11,099	10,724	10,201	9,115	7,802
Salaries / social security contributions	4,163	4,027	3,836	3,230	2,974
Depreciation, amortisation and impairments	711	490	437	343	247
Other expenses	6,225	6,207	5,928	5,542	4,581

Total operating income	767	1,058	1,017	821	734
As % of total operational revenues	6.5%	9.0%	9.1%	8.3%	8.6%
Net income	300	599	585	473	419

Capital expenditure on PPE	287	398	454	388	363
Average total capital	8,091	8,360	8,025	6,909	5,710
Return on average total capital	9.5%	12.7%	12.7%	11.9%	12.9%
Gearing at year end [3]	26.4%	32.0%	39.8%	37.7%	17.7%
Interest cover (times)	8.3	9.8	10.9	13.7	16.9

Fixed assets	5,057	5,573	5,587	5,216	4,117
Current assets	2,858	2,693	2,867	2,380	2,105
Total assets	7,915	8,266	8,454	7,596	6,222

Group equity [3]	2,986	2,979	2,613	2,199	2,141
Provisions [4]	296	294	304	335	1,231
Pension liability [4]	521	742	869	976	n/a
Long-term liabilities	1,661	1,661	1,789	577	523
Current liabilities	2,451	2,590	2,879	3,509	2,327
Total liabilities and group equity [3]	7,915	8,266	8,454	7,596	6,222

Return on assets	9.7%	12.8%	12.0%	10.8%	11.8%
Net return on equity [3]	10.0%	20.1%	22.4%	21.5%	19.6%

Net cash provided by operating activities	937	1.032	773	572	446
Net cash used in investing activities	(373)	(518)	(698)	(1.242)	(735)
Net cash used by financing activities	(436)	(598)	125	592	129
Changes in cash and cash equivalents	128	(84)	200	(78)	(160)

Capital expenditures on major fixed assets as % of
turnover	3.0%	4.0%	4.3%	3.9%	4.3%
Capital expenditure on investments as % of turnover	0.6%	1.2%	2.9%	10.3%	4.9%
Cash conversion efficiency	7.9%	8.8%	6.9%	5.8%	5.2%

Number of ordinary shares on diluted basis (in millions)	475.4	475.0	475.1	477.3	476.7
Net income per diluted ordinary share (€)	0.63	1.26	1.23	0.99	0.48
Total shareholder return (%)	23.5	(35.3)	(4.3)	(8.2)	5.2

(in € millions, unless otherwise stated)
[1]	Restated to reflect the impact of the changes in accounting principles in 2001.
[2]	Restated to reflect the impact of the transfer of Innight services from express to logistics.
[3]	Per 1 January 2003 dividends proposed, but not yet declared, are to be presented as a component of equity instead of as a liability. The prior year balances are adjusted for comparison purposes.
[4]	Provisions for early retirement were included in provisions until 1999.

170	2003 annual report

Back to Contents

Glossary of terms

Average total capital
The averaged sum of the total assets of two consecutive years.

Cash conversion efficiency
Net cash provided by operating activities as a percentage of total operating revenues.

Gearing at year end
The net debt as percentage of total group equity plus net debt.

Interest cover (times)
Total operating income divided by net financial (expenses)/income.

Net return on equity
The net income as percentage of the total group equity.

Return on assets
The total operating income as a percentage of the total assets.

Return on average total capital
The total operating income as percentage of the average total capital.

Capital expenditures on major fixed assets as % of turnover
The capital expenditures on property, plant and equipment and other intangibles as percentage of the total operating revenues.

Capital expenditures on investments as % of turnover
The capital expenditures on acquisitions of new or stake increase in existing group and or affiliated companies as percentage of the total operating revenues.

Total shareholder return (Source: Bloomberg Professional)
The total share price appreciation (or depreciation) plus return on reinvestment of gross dividend

2003 annual report	171

Back to Contents

Chapter 15 Cross reference table to Form 20F

Item	Required item in form 20-F	Page number

Part I

1	Identity of directors, senior management and advisors	N/a

2	Offer statistics and expected timetable	N/a

3	Key information
3A	Selected financial data	2-4
3B	Capitalisation and indebtedness	N/a
3C	Reasons for the offer and use of proceeds	N/a
3D	Risk factors	64-69

4	Information on the company
4A	History and development of the company	8-9, 16-20, 24-26, 30-32
4B	Business overview	8-9, 16-20, 24-26, 30-32
4C	Organisational structure	8-9, 16-20, 24-26, 30-32
4D	Property, plants and equipment	155

5	Operating and financial review and prospects
5A	Operating results	8-15, 16-23, 24-29, 30-36, 70-84
5B	Liquidity and capital resources	74,75
5C	Research and development, patents and licences	N/a
5D	Trend information	8-15, 16-23, 24-29, 30-36
5E	Off-balance sheet arrangements	75
5F	Tabular disclosure of contractual obligations	105
5G	Safe harbour [forward looking statements]	63-64

6	Directors, senior management and employees
6A	Directors and senior management	40, 45,46
6B	Compensation	47-59, 39,42
6C	Board practices	37,38
6D	Employees	156
6E	Share ownership	112-118

7	Major shareholders and related party transactions
7A	Major shareholders	149,150
7B	Related party transactions	149, 150, 77
7C	Interests of experts and counsel	N/a

8	Financial information
8A	Consolidated statements and other financial information	85-145
8B	Significant changes	11, 39, 154

172	2003 annual report

Back to Contents

Page number
9	The offer and listing
9A	Offer and listing details	164-165
9B	Plan of distribution	N/a
9C	Markets	1, 164
9D	Selling shareholders	N/a
9E	Dilution	N/a
9F	Expenses of the issue	N/a

10	Additional information
10A	Share capital	N/a
10B	Memorandum and articles of association	150-154
10C	Material contracts	154
10D	Exchange controls	154
10E	Taxation	157-164
10F	Dividends and paying agents	N/a
10G	Statement by experts	N/a
10H	Documents on display	168, 169
10I	Subsidiary information	N/a

11	Quantitative and qualitative disclosures about market risk	83-84

12	Description of securities other than equity securities	N/a

Part II

13	Defaults, dividend arrearages and delinquencies	N/a

14	Material modifications to the rights of security holders and use of proceeds	N/a

15	Controls and procedures	39

16A	Audit committee financial expert	42

16B	Code of ethics	60-62

16C	Principal accountant fees and services	43, 120 (note 20)

16D	Exemptions from the listing standards for audit committees	N/a

16E	Purchases of equity securities by the issuer and affiliated purchaser	N/a

Part III

17	Financial statements	N/a

18	Financial statements	85-144

19	Exhibits	filed with the SEC

2003 annual report	173

Back to Contents

Item 19:	EXHIBITS

1.1	Articles of Association of TPG N.V., as amended (English translation).

2.1	Deposit Agreement dated as of 15 June 1998, among TNT Post Group N.V., Citibank N.A., as Depositary, and all registered holders and beneficial owners from time to time of ADRs.[1]

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Fiscal Agency Agreement dated as of 29 November 2001, between TPG N.V. and ING Bank N.V., as Fiscal Agent and Paying Agent.[2]

4.1	Letter Agreement dated 23 June 1998, between The State of the Netherlands and TNT Post Group N.V. (English translation).[3]

4.2	Letter Agreement dated 9 March 2001, between TNT Post Group N.V. and the State Secretary of Transport, Public Works and Water Management, on behalf of the State of the Netherlands (English translation).[4]

4.3	Employment Agreement of M.P. Bakker.

4.4	Employment Agreement of J.G. Haars.

4.5	Employment Agreement of H.M. Koorstra.[5]

4.6	Participation Agreement dated 20 December 2002 between TNT Post Groep N.V. and the Stichting Pensioenfonds TNT Post Groep (English Summary of Dutch agreement). [6]

4.9	Fiat Spare Parts Renewal agreement dated 19 February 2004 between TNT Automotive Logistics S.p.A and Fiat Auto S.p.A. (English translation of Italian agreement). [7]

8.1	Significant Subsidiaries (see Chapter 14 – “Additional Information”).

11.1	Code of ethics for senior financial officers (see The TPG Code of Business Principles, Chapter 9 – “Corporate code of business principles and social responsibility”).

12.1	Certification by Chief Executive Officer pursuant Section 302 of the Sarbanes -Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification by Group Managing Director Mail pursuant to Section 302 of the Sarbanes -Oxley Act of 2002.

[1] Incorporated by reference to Exhibit 2.1 to TPG’s Annual Report on Form 20-F filed with the SEC on 13 March 2001.
[2] Incorporated by reference to Exhibit 2.3 to TPG’s Annual Report on Form 20-F filed with the SEC on 4 March 2002.
[3] Incorporated by reference to Exhibit 4.1 to TPG’s Annual Report on Form 20-F filed with the SEC on 13 March 2001.
[4] Incorporated by reference to TPG’s Form 6-K furnished to the SEC on 15 March 2001.
[5] Incorporated by reference to Exhibit 4.3 to the amendment to TPG’s Annual Report on Form 20-F filed with the SEC on 1 July 2002.
[6] Incorporated by reference to Exhibit 4.4 to TPG’s Annual Report on Form 20-F filed with the SEC on 21 February 2003.
[7] Certain portions have been omitted based upon a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The non public information has been filed with the Securities and Exchange Commission.

Back to Contents

12.4	Certification by Group Managing Director Express pursuant to Section 302 of the Sarbanes - Oxley Act of 2002.

12.5	Certification by Group Managing Director Logistics pursuant to Section 302 of the Sarbanes - Oxley Act of 2002.

13.1	Certification by Chief Excecutive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes -Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes -Oxley Act of 2002.

13.3	Certification by Group Managing Director Mail pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.4	Certification by Group Managing Director Express pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.5	Certification by Group Managing Director Logistics pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this annual report on its behalf.

TPG N.V.

By: /s/ M.P. Bakker
Name: M.P. Bakker
Title: Chairman of the Board of Management and CEO
Date: 31 March 2004

Exhibit 1.1

ARTICLES OF ASSOCIATION of
TPG N.V.,
having its official seat in Amsterdam.

11 April 2003

Office translation of the complete text of the Articles of Association of TPG N.V., having its official seat in Amsterdam, as they read after the deed of amendment executed on 11 April 2003 before G.W.Ch. Visser, civil law notary in Amsterdam, in respect of which a ministerial Statement of No objections was granted on 3 April 2003, under number NV 617722.

In preparing the attached document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation, and if they do, the Dutch text will govern by law.

In the attached document, Dutch legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

CHAPTER I
Definitions .
Article 1.

In these articles of association the following terms shall have the meanings as assigned below:

a.	general meeting: the body formed by shareholders with voting rights and others holding voting rights;

b.	general meeting of shareholders: the meeting of shareholders and other persons entitled to attend meetings;

c.	depositary receipts: depositary receipts for shares in the company;

d.	distributable part of the shareholders' equity: that part of the shareholders' equity which exceeds the paid and called capital plus the reserves which are required to be held by law;

e.	auditor: a "registeraccountant" or other auditor referred to in section 393 of Book 2 of the Netherlands Civil Code or an organisation in which such auditors work together;

f.	the annual meeting: the general meeting of shareholders convened to consider the financial statements and annual report;

g.	subsidiary:

	-	a legal entity in which the company or one or more of its subsidiaries, pursuant to an agreement with other persons entitled to vote or otherwise, can exercise, solely or jointly, more than one-half of the voting rights at the general meeting of members or shareholders of that legal entity;

	-	a legal entity of which the company or one or more of its subsidiaries is a member or shareholder and, pursuant to an agreement with other persons entitled to vote or otherwise, can appoint or dismiss, solely or jointly, more than one-half of the members of the Board of Management or the Supervisory Board, if all persons entitled to vote were to cast their vote;

all this subject to the provisions of paragraphs 3 and 4 of section 24a of Book 2 of the Netherlands Civil Code.

A company operating under its own6 name, for the debts of which the company or one or more subsidiaries is fully liable as a partner towards its creditors, shall be treated as a subsidiary;

h.	group company: a legal entity or company within the meaning of section 24b of Book 2 of the Netherlands Civil Code which is united with the company in one group;

i.	dependent company:

	-	a legal person to which the company or one or more dependent companies, solely or jointly and for its or their own account, contribute(s) at least one-half of the issued capital;

	-	a partnership, a (business) under taking of which has been registered in the commercial register and for which the company or a dependent company is fully liable as a partner towards third parties for all liabilities;

j.	Official Price List: the Official Price List of Euronext Amsterdam N.V. or an official publication replacing it;

k.	Rules relating to Securities (Fondsenreglement): the Rules relating to Securities on the stock exchange maintained by Euronext Amsterdam N.V.;

l.	Necigef: Nederlands Centraal Instituut voor Giraal Effectenverk eer B.V.: the Netherlands central securities depository (centraal instituut) as referred to in the Securities Bank Giro Transfer Act (Wet giraal effectenverkeer);

m.
Necigef-beneficiary: in respect of ordinary shares, a participant ( deelgenoot) in the collective deposit (verzameldepot) of ordinary shares of a Necigef-participant, all within the meaning of the Securities Bank Giro Transfer Act;

n.	Necigef-participant: an institution which is an associated institution (aangesloten instelling) within the meaning of the Securities Bank Giro Transfer Act;

o.	Necigef Global Certificate: the one single share certificate representing all bearer ordinary shares in issue from time to time referred to in article 6, paragraph 2, of these articles of association.

CHAPTER II
Name, registered office, structure and object.
Article 2. Name and seat.

1.	The name of the company is: TPG N.V.
2.	The company has its registered office in Amsterdam.

Article 3. Structure.

The company is a 'large company'. The sections 158 to 164 inclusive of Book 2 of the Netherlands Civil Code shall be applicable. Pursuant to the Enabling Act Koninklijke PTT Nederland N.V. (Machtigingswet Koninklijke PTT Nederland N.V.) as lastly amended by law of 1 November 2001 (Wijziging van de Mach-tigingswet Koninklijke PTT Nederland N.V. in verband met het opheffen van de uitzonderingen die voor Koninklijke KPN Nederland N.V. gelden ten aanzien van de in Boek 2 van het Burgerlijk Wetboek opgenomen regeling voor grote ven-nootschappen, Statute Book (Staatsblad) 2001, 560), the exceptions pursuant to the sections 153 paragraph 3 and 155 of Book 2 of the Netherlands Civil Code do not apply to it.

Article 4. Object.

The objects of the company are:

a.	to participate in and to manage other enterprises and companies, among such, companies that operate in the field of the transportation, distribution and delivery of letters, messages, parcels and goods, as well as the storing, converting and transmitting of information, to manage and dispose of in-

formation, the providing of logistic services and the providing of money transactions;

b.	to let its subsidiaries carry out the concessions or licenses that are granted by the Netherlands government in the field mentioned under a;

c.	to manage and finance subsidiaries, group companies, dependent companies and participations, among which to guarantee the debts of those companies and participations,

and further to engage in any activity which may be related or conductive to the objects set out hereinabove.

CHAPTER III
Capital and shares. Registers.
Article 5. Authorised capital. Classes of shares.

1.	The authorised capital amounts to one billion one hundred fifty-two million euros (EUR 1,152,000,000).

2.	The authorised capital is divided into two billion four hundred million (2,400,000,000) shares of forty-eight eurocents (EUR 0.48) each, namely :

	a.	1,200,000,000	one billion two hundred million ordinary shares;

	b.	1	one special share;

	c.	1,199,999,999	one billion one hundred ninety-nine million nine hundred ninety-nine thousand nine hundred ninety-nine preference shares B.

3.	The ordinary shares may, at the choice of the shareholder, be registered shares or bearer shares. The special share and the preference shares B shall be registered shares.

4.	Where the terms "shares" and "shareholders" are used in these articles of association they shall, unless the context indicates otherwise, be taken to mean all classes of shares referred to in paragraph 2 and their holders.

Article 6. Bearer ordinary shares: Necigef Global Certificate.

1.	On the occasion of the issuance of ordinary shares any person entitled to r e-ceive such share may submit a written request to the company for a registered ordinary share. Without such request, the person entitled to such share shall obtain a bearer ordinary share in conformity with the provisions of this article 6.

2.	All bearer ordinary shares in issue from time to time shall be represented by one single share certificate (the "Necigef Global Certificate").

3.	The company shall have the Necigef Global Certific ate kept in safe custody by Necigef for the benefit of the Necigef-beneficiaries.

4.	The company shall confer a right to a bearer ordinary share on a person by (i) having Necigef enable the company to add an ordinary share to the Necigef Global Certificate, and (ii) by the entitled person designating a Necigef -participant that will accordingly credit him as Necigef -beneficiary in in this Necigef -participant's collective deposit of ordinary shares in the company.

5.	Without prejudice to the provisions in article 44, paragraph 4, of these articles of association, Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending cooperation in the crediting and debiting of the Necigef Global Certificate.

6.	No individual bearer ordinary share shall be handed over

7.	A Necigef-beneficiary may at any time require the conversion of one or more bearer ordinary shares up to the maximum number he is entitled to into registered ordinary shares. Such conversion of one or more ordinary shares is only allowed to the maximum number for which he is Necigef-participant and shall require (i) the transfer by deed of the shares concerned by Necigef to the Necigef-beneficiary, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares debited from the Necigef Global C ertificate, (iv) the Ne-cigef -participant concerned debiting the Necigef -beneficiary accordingly as a participant in its collective deposit of ordinary shares in the company and (v) the company effecting the entry of the Necigef-beneficiary's name in the company's register of shareholders as holder of the registered ordinary shares concerned.

8.	A holder of registered ordinary shares may at any time require the conversion of such ordinary shares into bearer ordinary shares. Conversion of one or more registered ordinary shares shall require (i) the transfer by deed of the shares concerned by the shareholder to Necigef, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares credited to the Necigef Global Certif i-cate, (iv) the Necigef-participant crediting the shareholder accordingly as Necigef-beneficiary in its collective deposit of ordinary shares in the Company, and (v) the company effecting the deletion of the shareholder's name as holder of the shares concerned in the company's register of shareholders.

9.	For the purpose of application of the provisions of these articles of association, shareholders shall be understood to include Necigef-beneficiaries.

10	In the event of the damage, destruction or loss of share certificates, the Board of Management may issue duplicates. The issue of a duplicate shall render the original document worthless vis-à-vis the company. The new document shall clearly state that it is a duplicate.

Article 7.
Has been cancelled.
Article 8.
Has been cancelled.

Article 9.
Has been cancelled.
Article 10. Depositary receipts for shares.

1.	The company may cooperate towards the issue of depositary receipts for its shares.

2.	If such an issue has been effected, the holders of the depositary receipts shall have the rights conferred by law upon the holders of depositary receipts, among which:

	a.	the right to attend and to address the general meeting of shareholders, to which article 44 is also applicable;

	b.	the right to take note of documents that are available for inspection by shareholders as referred to in the articles 66 and 67.

Article 11. Registers for shareholders.

1.	No share certificates shall be issued for the ordinary registered shares, for the special share and for the preference shares B.

2.	The Board of Management shall keep a register in which are entered the names and addresses of all holders of the special share and the ordinary registered shares, indicating the class of shares.

3.	The Board of Management shall also keep a separate register in which are entered the names and addresses of all holders of preference shares B.

4.	Each holder of one or more registered shares and each person holding a right of usufruct or pledge on one or more of such shares is obliged to notify the company in writing of his address.

5.	All entries and notes in a register shall be signed by a member of the Board of Management and by a member of the Supervisory Board, or by a person authorised thereto by the Board of Management with the approval of the Supervisory Board.

6.	Article 50 shall also be applicable to the registers.

7.	Extracts from a register shall be non-negotiable.

CHAPTER IV
Issue of shares.
Article 12. Competent body.

1.	Shares shall be issued pursuant to a resolution of the Board of Management. The resolution shall be subject to the approval of the Super vis ory Board and the holder of the special share. The scope of authority of the Board of Management shall be determined by a resolution of the general meeting of shar e-holders and relate at most to all unissued shares of the authorised capital, as applicable now or at any time in the future. The duration of this authority shall be determined by a resolution of the general meeting and shall be for a period of five years at most.

2.	Designation of the Board of Management as the body competent to issue shares may be extended by the articles of association or by a resolution of the general meeting for a period not exceeding five years in each case. The resolution of the general meeting thereto shall be subject to the approval of the holder of the special share. The number of shares which may be issued shall be determined at the time of designation. Designation pursuant to the articles of association may be withdrawn by an amendment to the articles of association. Designation by resolution of the general meeting cannot be withdrawn unless determined otherwise at the time of designation.

3.	Upon termination of the authority of the Board of Management, the issue of shares shall thenceforth require a resolution of the general meeting, save where another corporate body has been designated by the general meeting.

4.	A resolution by the general meeting to issue shares or to designate another body as the body competent to issue such shares, may only be taken upon a proposal of the Board of Management subject to the approval of the Supervisory Board. The resolution of the general meeting shall be subject to the approval of the holder of the special share. A resolution of the general meeting to designate another corporate body can only be effected if it is determined thereto that every resolution to issue shares of that body shall be subject to the approval of the Supervisory Board and the holder of the special share.

5.	The issue of preference shares B pursuant to a resolution of a body other than the general meeting as a result of which the amount of preference shares B issued would exceed one hundred per cent (100%) of the amount of other shares issued may only take place with the prior approval of the general meeting, granted from case to case.

6.	In the event of an issue of preference shares B pursuant to a resolution of a body other than the general meeting as a result of which the amount of preference shares B issued does not exceed one hundred per cent (100%) of the amount of other shares issued, a general meeting of shareholders shall be convened within four weeks of the issue at which the reasons for the issue shall be explained.

7.	The provisions of paragraphs 1 to 6 inclusive shall be applicable mutatis mutandis to the granting of rights to subscribe to shares, but shall not be applicable to the issue of shares to persons exercising a previously granted right to subscribe to shares.

8.	In the event of an issue of preference shares B, a general meeting of shar e-holders shall be convened, to be held not later than two years after the date on which preference shares B were issued for the first time. The agenda for that meeting shall include a resolution relating to the repurchase or cancellation of the preference shares B. If the resolution to be adopted in respect of this item on the agenda does not extend to the repurchase or cancellation of the preference shares B, a general meeting of shareholders shall be convened and held, in each case within two years of the previous meeting, the agenda of which meetings shall include a resolution relating to the repurchase or cancellation of the preference shares B, until such time as no more preference shares B remain issued. The foregoing provisions of this par a-graph shall not be applicable to preference shares B issued pursuant to a resolution of the general meeting.

9.	Article 51 shall also be applicable to the issue of shares and the granting of rights to subscribe to shares.

Article 13. Share issue terms. Pre-emptive right.

1.	The price and other terms of issue shall be determined at the time of the resolution to issue shares. Save as provided in article 53, paragraph 1, the issue price shall not be less than par.

2.	Each holder of ordinary shares shall have a pre-emptive right to any issue of ordinary shares pursuant to the provisions of article 52. The same shall apply to the granting of rights to subscribe to ordinary shares.

3.	The pre-emptive right may be restricted or excluded by a resolution of the Board of Management. The resolution shall be subject to the approval of the Supervisory Board and the holder of the special share. The authority vested in the Board of Management shall terminate on the date of termination of the authority of the Board of Management to issue shares.

Paragraphs 1 to 4 inclusive of article 12 shall be applicable mutatis mutandis.

4.	Article 52 shall also be applicable to the issue terms and the pre-emptive right, respectively.

Article 14. Paying up on shares.

1.	On subscription to each ordinary share and the special share, payment must be made of its nominal value and, if an ordinary share is subscribed to at a higher amount, the difference between such amounts, without prejudice to the provisions of article 53, paragraph 1.

2.	On subscription to each preference share B, paying up must be made of at least one-quarter of its nominal value.

3.	Further paying up on preference shares B shall not be made until a call for such paying up is made by the compan y. Calls for further paying up shall be made pursuant to a resolution of the Board of Management. The resolution is subject to the approval of the Supervisory Board.

4.	Paying up on preference shares B and on the special share may be made only in cash. Paying up on ordinary shares must be made in cash, insofar as another form of contribution has not been agreed to.

5.	The Board of Management shall be authorised, without the prior approval of the general meeting, to perform legal acts relating to non-cash contributions for ordinary shares and the other legal acts referred to in section 94 of Book 2 of the Netherlands Civil Code.

6.	Articles 53 and 54 shall also be applicable to paying up on shares and non-

cash contributions, respectively.

CHAPTER V
Shares in the company's own capital and depositary receipts therefor.
Article 15. Acquisition.

1.	The company may acquire fully paid up shares in its own capital or depositary receipts therefor, but may only do so for no consideration or if:

	a.	the distributable part of the shareholders' equity is at least equal to the purchase price, and

	b.	the nominal value of the shares in its capital or depositary receipts therefor which the company acquires, holds or holds as pledgee or which are held by a subsidiary company does not exceed one-tenth of the issued capital.

2.	The company may acquire shares in its own capital or depositary receipts therefor for the purpose of transferring the same to employees of the company or of a group company under a scheme applicable to s uch employees.

3.	Shares in the company's own capital shall be acquired or disposed of pursuant to a resolution of the Board of Management.

A resolution to acquire or dispose of shares in its own capital amounting to more than one per cent (1%) of the issued capital of ordinary shares shall be subject to the approval of the holder of the special share; all without prejudice to the provisions of article 25 paragraph 1 under A.a and article 56, paragraph 3.

4.	Articles 55 to 62 inclusive and article 68 shall also be applicable to shares in the company's own capital or depositary receipts therefor.

CHAPTER VI
Reduction of capital .
Article 16.

1.		The general meeting may, but only on a proposal of the Board of Management with the approval of the Supervisory Board, resolve to reduce the issued capital:

	a.	by a cancellation of shares; or

	b.	by a reduction of the nominal amount of the shares by amendment of the articles of association.

2.	A resolution to cancel may only relate to:

	a.	shares held by the company itself or for which it holds the depositary receipts; or

	b.	all preference shares B, all ordinary shares or the special share, in all cases with repayment.

3.	A resolution to cancel the special share shall only be adopted with the prior approval of the holder of the special share.

4.	Any partial repayment on shares or release from the obligation to pay up shall only be permitted in order to implement a resolution to reduce the nominal amount of the shares. Such a repayment or release must be made:

	a.	in respect of all shares; or

	b.	in respect of all preference shares B or all ordinary shares.

5.	The provisions of article 63 shall also be applicable to the reduction of capital.

CHAPTER VII
Transfer of the special share. Transfer of the registered shares. Restricted rights.
 Article 17. Transfer of the special share.

1.	The special share can be transferred to the company.

2.	Any transfer other than that to the company can only be effected with the approval of the Board of Management and the Supervisory Board.

3.	The transfer must take place within three months after the approval has been granted. The approval shall be deemed to have been granted if the Board of Management and the Supervisory Board, having informed the applicant of the refusal of the request, do not simultaneously inform the applicant of one or more prospective buyers who are prepared to purchase the special share against payment in cash. The company itself can be designated as a pr ospec-tive buyer.

4.	The transfer of the special share to the company or to another prospective buyer as referred to in paragraph 3 shall take place against a purchase price that equals the nominal value of the special share.

5.	If the special share is transferred without the approval of the Board of Management and the Supervisory Board, the rights granted to the holder of the special share as such in the articles of association shall terminate.

Article 18. Transfer of registered shares. Restricted rights.

1.	A transfer of a registered share or of a restricted right thereto shall require a deed of transfer drawn up for that purpose and, save when the company itself is a party to the legal act, acknowledgement in writing by the company of the transfer.

Acknowledgement must be given in the instrument or by a dated statement embodying such acknowledgement on the instrument or on a copy or extract thereof duly authenticated by a civil-law notary or by the transferor. Service of such instrument, copy or extract on the company shall be deemed as acknowledgement. If the transfer relates to preference shares B which have not been paid up in full, the acknowledgement may be given only if the instrument of transfer bears an officially recorded or otherwise fixed date.

2.	A pledge may be also established on a share without acknowledgement by the company or service of an instrument on the company. In such cases, section 239 of Book 3 of the Netherlands Civil Code shall be applicable mutatis mutandis whereby acknowledgement by the company or service of an instrument on the company shall replace the notification referred to in par a-graph 3 of that section.

3.	The acknowledgement shall be signed with due observance of the provisions on representation of article 24.

Article 19. Usufruct. Pledge.

1.	The shareholder shall have the right to vot e on shares subject to a usufruct or pledge. The usufructuary or the pledgee shall, however, have the right to vote if so provided upon the establishment of the usufruct or pledge. A shareholder without the right to vote and a usufructuary or a pledgee wit h the right to vote shall have the rights conferred by law upon the holders of depositary receipts issued for shares with the cooperation of a company. A usufructuary or pledgee without the right to vote shall not have the rights r e-ferred to in the preceding sentence.

2.	The shareholder shall have the rights attaching to the share on which a usufruct has been established with respect to the acquisition of shares, provided that he shall compensate the usufructuary for the value of these rights to the extent that the latter is entitled thereto under his right of usufruct.

CHAPTER VIII
Management.
Article 20. Board of Management.

1.	The management of the company shall be formed by a Board of Management consisting of a number of members to be determined by the Supervisory Board at three or more members.

2.	The Supervisory Board shall appoint a chairman from among the members of the Board of Management.

Article 21. Appointment, suspension and dismissal.

1.	The Supervisory Board shall appoint the members of the Board of Management. It shall notify the general meeting of an intended appointment.

2.	The Supervisory Board shall not dismiss a member of the Board of Management until the general meeting has been consulted on the intended dismissal. The Supervisory Board shall permit the member of the Board of Management who it intends to dismiss, to be heard before the general meeting regarding the intended dismissal.

3.	The Supervisory Board can suspend a member of the Board of Management.

4.	A suspension may be extended on one or more occasions, but is not to last for a total of more than three months. If no decision has been made to set aside the suspension or dismiss such member by the end of that period the suspension shall be set aside.

5.	Section 158, paragraph 11 of Book 2 of the Netherlands Civil Code shall also apply to the appointment and dismissal of the members of the Board of Management.

Article 22. Remuneration.

The remuneration and other terms of employment of each member of the Board of

Management shall be determined by the Supervisory Board.

Article 23. Management duties. Decision-making. Allocation of tasks.

1.	Subject to the restrictions imposed by the articles of association, the Board of Management shall be charged with the management of the company.

2.	The Board of Management shall resolve with an absolute voting majority. In the event the votes are equally divided, the chairman of the Board of Management shall have a casting vote

3.	The Board of Management may formulate by-laws containing further regulations on the decision-making by the Board of Management. Such by-laws shall require the approval of the Supervisory Board.

4.	In allocating its duties, the Board of Management may determine the tasks for which each member of the Board of Management bears special responsibility. The allocation of tasks shall require the approval of the Supervisory Board.

Article 24. Representation.

1.	The Board of Management represents the company. Representative authority shall also vest in:

	a.	the chairman of the Board of Management, or

	b.	two other members of the Board of Management, acting jointly.

2.	The Board of Management may appoint officers with general or restricted power to represent the company. Any such appointment may be withdrawn at any time. All such officers shall represent the company with due observance of the restrictions imposed on their powers. Their titles shall be determined by the Board of Management.

3.	In the event of a conflict of interest between the company and a member of the Board of Management, the company shall be represented by a member of the Board of Management or a member of the Supervisory Board appointed by the Supervisory Board for this purpose.

Article 25. Approval of resolutions of the Board of Management.

1.	Without prejudice to the other provisions of these articles of association as to that subject, the approval of the Supervisory Board shall be required for:

	A	resolutions of the Board of Management relating to:

		a.	the issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership (commanditaire vennootschap) or a general partnership (vennootschap onder firma) in respect of which the company is a general partner with full liability;

		b.	cooperation in the issue of depositary receipts for shares in the company;

		c.	application for listing or withdrawal of listing on any stock exchange of the securities referred to under a. and b.;

		d.	the entering into or termination of long-term cooperation of the company or a dependent company with any other company or legal entity or as fully liable partner in a limited partnership or general partnership if such cooperation or termination is of fundamental importance to the company;

		e.	the acquisition of a participation worth at least a quarter of the value of the issued capital plus reserves according to the company's balance sheet plus explanatory notes, by the company or a dependent company in the capital of another company, and any substantial increase or decrease of such a participation;

		f.	investments requiring an amount equal to at least a quarter of the company's issued capital plus reserves according to its balance sheet plus explanatory notes;

		g.	a proposal to amend the articles of association;

		h.	a proposal to dissolve the company;

		i.	a petition for bankruptcy (faillissement) or a request for suspension of payments ( surséance van betaling);

		j.	the termination of the employment of a considerable number of the company's employees or of a dependent company's employees simultaneously or within a short period of time;

		k.	a significant change in the employment conditions of a considerable number of the company's employees or of a dependent company's employees;

		l.	a proposal to reduce the issued capital of the company;

	B.	- insofar not already subject to A mentioned hereinabove - the resolutions of the Board of Management, against which the chairman has cast his vote in the voting of the Board of Management.

2.	Without prejudice to the provisions of paragraph 1 of this article, the approval of the Supervisory Board shall be required for resolutions of the Board of Management:

	a.	to exercise the right to vote on shares in PTT Post Holdings B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act (Postwet) with respect to a proposal to issue shares by the legal entity involved, if this issue of shares shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 sub c. of the Netherlands Postal Act;

	b.	to sell shares in PTT Post Holdings B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act, if the selling shall result in the legal entity no longer meeting that what is provided for in sec tion 4, paragraph 1 under c. of the Netherlands Postal Act.

For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in a. or b. of this sub-paragraph to vote on shares in the capital of another legal entity referred to in section 4, paragraph 1 of the Netherlands Postal Act which are held by the former legal entity, shall be equated with voting on shares

3.	Without prejudice to the provisions of paragraph 1 and 2 of this article, the approval of both the Supervisory Board and the holder of the special share shall be required for resolutions of the Board of Management:

	a.	to exercise the right to vote on shares in PTT Post Holdings B.V. or another legal entity as mentioned in section 4, paragraph 1 of the Netherlands Postal Act with respect to a proposal to:

		-	dissolve the company involved,

		-	a merger (fusie) or demerger (splitsing), within the meaning of Part 7 of Book 2 of the Netherlands Civil Code of the legal entity involved,

		-	acquisition of its own shares by the legal entity involved,

		-	amendment of the articles of association of the legal entity involved relating to the competence of its general meeting concerning the subjects referred to hereinabove in this sub-paragraph.

For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in the opening words of this sub-paragraph to vote on shares in the capital of another legal entity referred to in the opening words of this sub-paragraph which are held by the former legal entity, shall be equated with voting on shares.
	b.	to make capital expenditures which would reduce the shareholders' equity of the company below fifteen percent (15%) of the total capital according to its consolidated balance sheet.

4.	The lack of approval of the Supervisory Board or the holder of the special share, respectively, for a resolution as referred to in the paragraphs 1, 2 an d 3 shall not affect the authority of the Board of Management and its members to represent the company.

Article 26. Absence or inability to act.

In the event of the absence or inability to act of a member of the Board of Management, the remaining members shall be charged temporarily with the management of the company. In the event of the absence or inability to act of all the members of the Board of Management, the Supervisory Board shall be charged temporarily with the management of the company and shall have the authority to delegate the management of the company temporarily to one or more persons, whether or not members of the Supervisory Board.

CHAPTER IX

Supervisory Board.

Article 27. Number of members.

1.	The company shall have a Supervisory Board cons isting of natural persons only. The Supervisory Board shall have at least seven and at most twelve members. If there are fewer than seven members of the Supervisory Board, the Board shall proceed without delay to fill up its number of members.

2.	The number of members of the Supervisory Board shall be determined by the Supervisory Board, with due observance of the provisions of paragraph 1.

Article 28. Appointment.

1.	The members of the Supervisory Board shall be appointed by the Supervisory Board.

2.	The Supervisory Board shall inform the general meeting, the central works council and the Board of Management, in good time, when and for what reason a vacancy must be filled. The Supervisory Board shall offer the general meeting, the central works council and the Board of Management the opportunity to recommend persons for the appointment as a member of the Supervisory Board.

3.	All recommendations for the appointment of a member of the Supervisory Board and the notification referred to in the next paragraph shall be stated with reasons and shall include the name of the person who is recommended or appointed and the information referred to in section 142, paragraph 3 of Book 2 of the Netherlands Civil Code. The Supervisory Board is entitled to set a reasonable time within which all the recommendations will have to be made.

4.	The Supervisory Board shall notify the general meeting and the central works council of the name of the person he wishes to appoint.

5.	The Supervisory Board shall appoint this person, unless the general meeting or the central works council objects to the proposed appointment by reason of the fact that the provisions of paragraph 4, second sentence, or paragraph 5 of section 158 of Book 2 of the Netherlands Civil Code have not been properly observed, or on the ground that it may be expected that the proposed person will be unsuitable for the performance of the duties of a member of the Supervisory Board or that, when the appointment is made as intended, the Supervisory Board will not be suitably composed.

A resolution of the general meeting to raise an objection must be passed at the first meeting after expiration of a period of fourteen days after the notice. The central works council must pass the resolution to raise an objection within two months after the notice.

6.	The objection shall, stated with reasons, be notified to the Supervisory Board.

7.	Notwithstanding the objection of the general meeting or the central works council, the appointment may be made as intended if, at the request of the

Supervisory Board, the Enterprise Chamber ( Ondernemingskamer) of the Amsterdam Court of Appeal declares the objection to be unfounded.

8.	The sections 158 to 161 inclusive of Book 2 of the Netherlands Civil Code shall apply to the members of the Super visory Board.

Article 29. Appointment. Retirement.

1.	The position of a member of the Supervisory Board may not be held by:

	a.	persons employed by the company;

	b.	persons employed by a dependent company;

	c.	officers and persons employed by an employees' organisation customarily involved in the establishment of the terms of employment of the persons r eferred to under a. and b.

2.	A member of the Supervisory Board shall resign no later than at the time of closure of the general meeting following the day four years after his last appointment and be qualified for re-appointment. A member of the Supervisory Board shall be dismissed and suspended in the manner defined in the second respectively third paragraph of section 161 of Book 2 of the Nether-lands Civil Code.

3.	The members of the Supervisory Board shall resign periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. An alteration to the rotation plan cannot imply that an incumbent member of the Supervisory Board shall resign against his will before the period for which he was appointed has expired.

Article 30. Remuneration.

The remuneration for each member of the Supervisory Board shall be determined by the general meeting.

Article 31. Duties and powers.

1.	The duties of the Supervisory Board shall be the supervision of the policy of the Board of Management and the general course of affairs of the company and the enterprise connected therewith. It shall assist the Board of Management with advice. In the performance of their duties the members of the Supervisory Board shall be guided by the interest of the company and the enterprise connected there with.

2.	The Board of Management shall provide the Supervisory Board in good time with the information necessary for the performance of its duties.

3.	The Supervisory Board shall have access to the company's buildings and premises and shall be entitled to inspect the company's books and documents. The Supervisory Board may appoint one or more persons from among its number or an expert to exercise these powers. The Supervisory Board may also otherwise call upon the assistance of experts. The costs of such experts shall be borne by the company.

Article 32. Working procedures and decision-making.

1.	The Supervisory Board shall appoint from among its midst a chairman and a vice-chairman who shall substitute for the former in his absence. The board shall appoint a secretary from among its midst or from outside and shall make a provision for the substitution of the secretary.

2.	In the absence of the chairman and the vice-chairman at a meeting, the meeting itself shall designate a chairman.

3.	The Supervisory Board shall meet whenever the chairman, or two other members of the Supervisory Board, or the Board of Management so requests.

4.	Minutes shall be kept by the secretary of the proceedings of meetings of the Supervisory Board. The minutes shall be adopted by the Supervisory Board at the same meeting or at a subsequent meeting.

5.	All resolutions of the Supervisory Board shall be passed by absolute majority of the votes cast.

6.	The Supervisory Board may only pass valid resolutions at a meeting if the majority of the members of the Supervisory Board are present or repr e-sented at the meeting.

7.	A member of the Supervisory Board may have himself represented by a fellow member holding a written proxy. By 'written proxy' shall be understood a proxy transmitted by any accepted means of communication and received in writing. A member of the Supervisory Board may not act as proxy on behalf of more than one fellow member of the Supervisory Board.

8.	The Supervisory Board may also adopt resolutions without holding a meeting, provided the proposal in question has been submitted to all members of the Supervisory Board and none has objected to this form of decision-making.

A report shall be drawn up by the secretary of a resolution adopted in this way, enclosing the replies received, and shall be signed by the chairman and the secretary. In the minutes of the subsequent meeting of the Supervisory Board, this form of decision-making shall be stated.

9.	The Supervisory Board shall meet together with the Board of Management whenever the Supervisory Board or the Board of Management so requests. The Supervisory Board may draw up by-laws governing the procedure for holding meetings and making decisions.

10.	The Supervisory Board may draw up by-laws governing the procedure for holding meetings and making decisions.

CHAPTER X

Financial statements and annual report. Profit.

Article 33. Financial year. Financial statements and annual report.

1.	The financial year shall coincide with the calendar year.

2.	Each year, within five months after the end of the financial year, save where this period is extended by a maximum of six months by the general meeting on account of special circumstances, the Board of Management shall pr e-pare the financial statements and shall lay them open for inspection by the shareholders at the office of the company. Within that period the Board of

Management shall also present the annual report.

3.	Within the period referred to in paragraph 2 the Board of Management shall submit the thus prepared financial statements together with the annual report to the Supervisory Board.

4.	The Supervisory Board shall determine the financial statements.

5.	Articles 64 to 67 inclusive shall also be applicable to the financial stat e-ments and the annual report.

Article 34. Submission to the general meeting and the central works council.

1.	The Supervisory Board shall submit the financial statements determined by it to the general meeting for approval.

2.	Simultaneously, the Supervisory Board submits the financial statements determined by it to the central works council for discussion.

3.	The financial statements require the approval of the general meeting.

4.	After approval of the financial statements, the general meeting shall pass a resolution concerning release of the members of the Board of Management and the members of the Supervisory Board from liability for the exercise of their respective duties, insofar as the exercise of such duties is reflected in the financial statements or otherwise disclosed to the general meeting prior to the approval of the financial statements. The scope of a release from liability shall be subject to limitations by virtue of the law.

Article 35. Dividends. Reservations.

1.	Out of the profit - the credit balance of the profit and loss account - earned in the past financial year shall first be paid, if possible, a dividend on the special share of seven percent (7%) of the nominal value of that share, and a dividend on the preference shares B of one point above the aver age twelve monthly EURIBOR (EURO Interbank Offered Rate) - weighted to reflect the num ber of days for which the payment have applied - over the financial year to which the distribution relates. In the event the relevant preference shares B are issued in the course of a financial year the dividend shall be calculated as a proportion of the time lapsed. If at any time the twelve monthly EURIBOR is no longer fixed, the dividend percentage shall be equal to the arithmetic mean of the average effective yields of the five longest-dated state loans, as calculated by the Central Bureau of Statistics and publis hed in the Official Price List, over the last twenty stock-exchange business days before the date of issue, plus a premium, to be determined by the Board of Management and subject to the approval of the Supervis ory Board, of at least one-quarter of a percentage point and at most one percentage point, depending on the prevailing market cond i-tions. If the distribution on the preference shares B for any financial year as referred to in the preceding paragraph cannot be made or cannot be made in full because the profit does not permit it, the deficit shall be distributed as a charge to the distributable part of the shar eholders' equity.

The dividend on preference shares B shall be calculated on the paid-up part of the nominal value.

2.	The Board of Management shall then subject to the approval of the Supervisory Board determine what part of the profit remaining after the application of paragraph 1 is to be appropriated to reserves.

3.	The part of the profit remaining after the appropriation to reserves shall be distributed as dividend on the ordinary shares.

4.	If a loss is sustained in any year, no dividend shall be distributed for that year. No dividend may be paid in subsequent years until the loss has been compensated by profits. The general meeting may, however, resolve on a proposal of the Board of Management which has received the approval of the Supervisory Board to compensate the loss out of the distributable part of the shareholders' equity or also to distribute a dividend out of the distributable part of the shareholders' equity.

5.	The Board of Management may resolve to distribute an interim dividend. Such a resolution shall be subject to the approval of the Supervisory Board

6.	Article 68 shall also be applicable to distributions to shareholders.

Article 36. Distributions in shares and distributions charged to the reserves.

1.	The Board of Management may resolve that all or part of the dividend on ordinary shares shall be paid in shares in the company instead of cash. The resolution of the Board of Management thereto shall be subject to the approval of the Supervisory Board and of the holder of the special share.

2.	The general meeting may resolve, on a proposal of the Board of Management which has received the approval of the Supervisory Board, and the holder of the special share, to charge distributions to holders of ordinary shares to the distributable part of the shareholders' equity. All or part of these distributions may also be paid in shares in the company instead of cash.

Article 37. Payments.

An announcement of dividends and other distributions becoming payable shall be made in accordance with article 46.

CHAPTER XI

General meetings of shareholders.

Article 38. Annual meeting.

1.	The annual meeting shall be held each year within six months after the end of the financial year.

2.	The agenda for that meeting shall include the following items:

a.	the annual report;

b.	approval of the financial statements;

c.	release from liability of members of the Board of Management and members of the S upervisory Board;

d.	if applicable, notification of intended appointments of members of the Supervisory Board and members of the Board of Management, and of expected vacancies in the Supervisory Board;

	e.	any other proposals put forward by the Supervisory Board or the Board of Management and announced pursuant to article 40, such as a proposal to designate a body competent to issue shares or to authorise the Board of Management to cause the company to acquire its own shares or depositary receipts therefor.

Article 39. Other meetings .

Other general meetings of shareholders shall be held as often as the Board of Management or the Supervisory Board considers it necessary, without prejudice to the provisions of sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code.

Article 40. Notice convening a meeting. Agenda.

1.	General meetings of the shareholders shall be convened by the Supervisory Board or the Board of Management.

2.	Notice convening a meeting shall be given no later than on the fifteenth day prior to that of the meeting.

3.	The notice convening a meeting shall state the subjects to be considered or it shall state that the shareholders may inspect the same at the office of the company, without prejudice to the provisions of article 63, paragraph 6, and article 47, paragraph 3.

4.	The notice convening a meeting shall state the requirements for admittance to the meetings as described in article 44.

5.	The notice convening a meeting shall be given in the manner stated in article 46.

6.	Matters not stated in the notice convening the meeting may be further announced, subject to the time limit pertaining to the convocation of meetings, in the manner stated in article 46.

7.	Unless the notice convening the meeting includes the contents of all the documents which according to the law or the articles of association shall be available to shareholders for inspection in connec tion with the meeting to be held, these documents shall be made available to shareholders free of charges in Amsterdam at an admitted establishment (toegelaten instelling) by Euronext Amsterdam N.V., to be desig nated in the notice convening the meeting or at another payment office as referred to in the Rules relating to Securities.

8.	Shareholders representing alone, or in the aggregate, at least one percent (1%) of the issued capital, have the right to request the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders.

These requests shall in principal be honoured by the Board of Management or the Supervisory Board on the condition:

	a.	that the shareholders have a reasonable interest in the items to be considered;

	b.	that the placing on the agenda is not in conflict with an orderly course of the meeting and that there shall be no grave interests of the company which resist against the placing on the agenda;

	c.	that the request has been filed in writing with the Board of Management or the chairman of the Supervisory Board at least sixty days prior to the date of the general meeting of shareholders.

9.	The term "shareholders" in this article shall include usufructuaries and pledgees in whom the voting rights on shares are vested.

Article 41. Venue of meetings.

The general meetings of shareholders shall be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer.

Article 42. Chairmanship.

1.	The general meetings of shareholders shall be presided over by the chairman of the Supervisory Board or, in his absence, by a vice-chairman of that board; in the event that the latter is (are) also absent, the members of the Supervisory Board present shall appoint a chairman from their midst.

The Supervisory Board may appoint another chairman for a general meeting of shareholders.

2.	If the chairman of a meeting has not been appointed in accordance with paragraph 1, the meeting itself shall appoint a chairman. Until that moment, a member of the Board of Management designated thereto by the Board of Management shall substitute as chairman.

Article 43. Minutes.

1.	Minutes shall be kept of the proceedings of each general meeting of shar e-holders by a secretary appointed by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them in witness thereof.

2.	The Supervisory Board or the chairman may determine that a notarial record shall be made of the proceedings of the meeting. Such a record shall be co-signed by the chairman.

Article 44. Rights to attend meetings. Admission.

1.	Each shareholder who is entitled to vote and each usufructuary or pledgee of shares in whom voting rights are vested shall be entitled to attend the general meeting of shareholders, to address the meeting and to exercise his voting rights. In the case of ordinary registered shares, the intention to attend the meeting must be notified to the Board of Management in writing. Such notifi-cation must be received by the Board of Management not later than on the date stated in the notice convening the meeting.

2.	The rights to take part in the meeting pursuant to paragraph 1 may be exercised by a person holding a written proxy, provided that in the case of ordinary shares such proxy has been received by the Board of Management no later than on the date stated in the notice convening the meeting.

3.	If the voting rights in respect of a share are vested in the usufructuary or pledgee instead of in the shareholder, the shareholder shall also be entitled to attend the general meeting of shareholders and to address the meeting, provided that in the case of ordinary registered shares the Board of Management has been notified of the shareholder's in tention to attend the meeting in accordance with paragraph 1. Paragraph 2 shall be applicable mutatis mutandis.

4.	With respect to the voting rights and the right to participate in meetings attached to ordinary bearer shares, the company shall apply by analogy the provisions of Sections 88 and 89 of Book 2 of the Netherlands Civil Code and recognise as a shareholder the person named in a written statement from a Necigef -participant as a Necigef-beneficiary, entitled to a given number of ordinary bearer shares belonging to such Necigef -participant's collective deposit of ordinary bearer shares in the company and remaining thus entitled until the close of the meeting.

A holder of ordinary bearer shares or his proxy shall only have admittance to the meeting if the foregoing statement has been deposited not later than on the date stated in the notice convening the meeting at the place mentioned therein. The receipt issued once such statement has been deposited shall give admittance to the meeting. The foregoing provisions of this par a-graph 4 shall apply mutatis mutandis to each pledgee or usufructuary of ordinary bearer shares in whom voting rights are vested or their proxy.

5.	The Board of Management has the power to determine in the notice convening the meeting that for the application of section 117, paragraphs 1 and 2, of Book 2 of the Nethe rlands Civil Code, the persons that are entitled to attend and address meetings and to vote are the persons who have those rights on a determined day ("date of registration") and are entered as such in a register (or one or more parts thereof) that has been designated for that purpose by the Board of Management, notwithstanding who is entitled to those shares or depositary receipts at the time of the meeting. In this matter the provisions of paragraphs 1 up to and including 4 also apply by analogy on the understanding that the statement of the Necigef -participant as referred to in paragraph 4 must show that on the relevant date of registration the person named in the statement was participant entitled to the number of shares speci-fied in the statement.

6.	The date stated in the notice convening the meeting as referred to in par a-graphs 1, 2, 4 and 5 shall not be earlier than the seventh day before that of the meeting or at some time, so much earlier as will be allowed by law.

7.	Each share shall entitle to one vote.

8.	Each person entitled to vote or his proxy shall sign the attendance list.

9.	The members of the Supervisory Board and the members of the Board of Management shall have an advisory vote at the general meeting of shar e-holders.

10.	The chairman shall decide whether persons other than those who shall be admitted in accordance with the above provisions of this article shall be admitted to the meeting.

Article 45. Voting.

1.	All resolutions for which no greater majority is required by law or the articles of association shall be passed by an absolute majority of the votes cast.

2.	If in an election of persons an absolute majority is not obtained, there shall be a second free ballot.

If again an absolute majority is not obtained, further ballots shall be held until either one person obtains an absolute majority or there is a tie in a ba llot between two persons.

Such further voting (not including the second free ballot) shall be between the persons voted upon in the preceding ballot with the exclusion of the person obtaining the lowest number of votes in that preceding ballot. If more than one person obtained the lowest number of votes in the preceding ballot, lots shall be drawn to decide which of those persons is to withdraw from the next ballot. In the event of a tie in a ballot between two persons, lots shall be drawn to decide which of the two is elected.

3.	In the event of a tie in a vote on matters other than the election of persons, the proposal shall be rejected.

4.	All voting shall be oral. The chairman may, however, determine that voting shall be in writing. In the case of the election of persons, any person present who is entitled to vote may demand that voting shall be in writing. Voting in writing shall take place by means of unsigned sealed ballot papers.

5.	Abstentions and invalid votes shall be counted as not cast.

6.	Voting by acclamation shall be possible if none of the persons present and entitled to vote objects thereto.

7.	The provisions of article 69 shall also apply to the general meeting of share-holders.

CHAPTER XII

Convocations and notifications.

Article 46.

1.	All notices convening general meetings of shareholders, all announcements relating to dividends and other distributions and all other notifications to shareholders shall be given by publication in a nationally distributed daily newspaper and in the Official Price List, without prejudice to the provisions of article 52, paragraph 3.

2.	The expression "shareholders" in paragraph 1 shall include usufructuaries and pledgees in whom the voting rights on shares are vested as well as the holders of the depositary receipts for shares as referred to in article 10.

3.	Notice convening general meetings of shareholders to the holder of the special share shall be given by means of a letter .

CHAPTER XIII Amendment of the articles of association. Statutory merger. Statutory demerger. Dissolution. Article 47. Amendment of the articles of association. Dissolution.

1.	A resolution of the general meeting to amend the articles of association, to merge or demerge within the meaning of Part 7 of Book 2 of the Netherlands Civil Code or to dissolve the company may only be adopted on a proposal of the Board of Management which is approved by the Supervisory Board.

2.	The approval of the holder of the special share is required for:

	a.	a resolution of the general meeting or of the Board of Management to merge or demerge in the meaning of Part 7 of Book 2 of the Nether-lands Civil Code;

	b.	a resolution of the general meeting to dissolve the company;

	c.	a resolution of the general meeting to amend the articles of association if the amendment concerns:

		-	article 4 (Object) insofar as it relates to carrying out the concessions or licenses,

		-	article 5 (Authorised capital, Classes of shares), if it relates to the creation of a new class of shares or profit sharing certif i-cates or other corporate rights which entitle to the result and/or capital of the company, or the cancellation of the special share or the preference shares B,

		-	article 12 (Competent body), insofar as it relates to the approval of the holder of the special share,

		-	article 13 (Competence to restrict or exclude the pre-emptive right), insofar as it relates to the approval of the holder of the special share,

		-	article 15, paragraph 3 (Acquisition of shares in the company's own capital), insofar as it relates to the approval of the holder of the special share,

		-	article 17 (Transfer of the special share),

		-	article 25, paragraph 3 (Approval of Board of Management resolutions), insofar as it relates to the approval of the holder of the special share,

		-	article 36 (Distribution in shares and distributions charged to the reserves), insofar as it relates to the approval of the holder of the special share,

		-	in general: amendments which are prejudicial or detrimental to or incompatible with the statutory rights attached to the special share,

		-	this second paragraph of article 47.

3.	If a proposal to amend the articles of association or to dissolve the company is to be put to the general meeting, this must in all cases be stated in the notice convening the general meeting of shareholders or announced subsequently as referred to in article 40, paragraph 6, and, in the case of an amendment to the articles of association, simultaneously a copy of the proposal including the verbatim text of the proposed amendment must be deposited for inspection at the office of the company and must be made available free of charge to shareholders and to the persons referred to in article 46, paragraph 2, until the end of the meeting.

Article 48. Liquidation.

1.	In the event of dissolution of the company pursuant to a resolution of the general meeting, the members of the Board of Management shall be charged with the liquidation of the business of the company and the Supervisory Board with the supervision thereof.

2.	During liquidation the provisions of the articles of association shall remain in force as far as possible.

3.	Out of the surplus remaining after settlement of the debts shall first be distributed to the holders of the special share and the preference shares B the nominal amount paid up on these shares and any amount still owed by way of dividend to which these shares entitle, insofar as this has not been distributed in previous years. If the balance is not sufficient thereto, the distribution shall be made in proportion to the amounts paid up on those shares. The remainder shall be distributed to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares.

4.	The liquidation shall otherwise be subject to the provisions of Part 1 of Book 2 of the Netherlands Civil Code.

CHAPTER XIV Statutory requirements. Article 49. General.

1.	This chapter sets forth the statutory requirements of mandatory rules of law, contained in Book 2 of the Netherlands Civil Code as they apply to the company on the sixth day of August two thousand and one. The transcription is neither verbatim nor complete.

2.	The sections put in brackets are sections of Book 2 of the Netherlands Civil Code.

Article 50. Share registers (Section 85).

1.	Each register shall record the date on which the shareholders acquired the shares, the date of acknowledgement or service of the instrument of transfer and the amount paid up on each share.

2.	Part of the register of holders of ordinary shares may be kept outside the Netherlands in compliance with applicable legislation or pursuant to the rules of an exchange.

3.	In each register the names and addresses of persons who have a right of usufruct or pledge in respect of shares recorded therein shall be recorded, stating which of the rights attached to the shares are vested in them pursuant to article 19, paragraph 1. The registers shall regularly be kept up-to-date. A record shall also be made in the register of holders of preference shares B of the grant of each release from liability for any paying up not yet made.

4.	Upon request and at no cost, the Board of Management shall provide shar eholders, usufructuaries and pledgees with an extract from the register in respect of their rights to a share. If the share is subject to a right of usufruct or a right of pledge, the extract shall state the person in whom the rights referred to in article 19, paragraph 1, are vested.

5.	The Board of Management shall deposit the registers at the office of the company for inspection by the shareholders and by the usufructuaries and pledgees in whom the rights referred to in article 19, paragraph 1, are vested. All of this shall not apply to the part of the register for ordinary shares referred to in paragraph 2. The information in respect of shares which have not been paid up in full shall be available for public inspection; a copy or an extract of such information shall be provided at no more than cost.

Article 51. Issue of shares and rights to subscribe to shares (Section 96)

1.	For a resolution of the general meeting to issue shares or to designate a corporate body as referred to in article 12 to be valid, a prior or simultaneous resolution of approval by each group of holders of shares of the same class whose rights are prejudiced as a result of the issue, shall be required.

2.	Within eight days after a resolution of the general meeting to issue shares or designate a corporate body, the company shall deposit the full text of the resolution in question at the office of the commercial register.

3.	Within eight days after each issue of shares, the company shall report the same to the office of the commercial register stating the number and class.

4.	The preceding provisions of this article shall apply mutatis mutandis to the granting of rights to subscribe to shares, but shall not apply to the issue of shares to a person exercising a previously acquired right to subscribe to shares.

Article 52. Issue terms Pre-emptive rights (Sections 96a and 97)

1.	If an announcement is made as to the amount to be issued and only a lesser amount can be placed, the latter amount shall be placed only if the conditions of issue expressly provide therefor.

2.	Each holder of ordinary shares shall have a pre-emptive right on any issue of ordinary shares pro rata to the aggregate amount of his ordinary shares. He shall, however, have no pre-emptive right in respect of shares issued for a non-cash contribution. He shall also have no pre-emptive right in respect of shares issued to employees of the company or of a group company.

3.	Notice of any issue in respect of which there is a pre-emptive right and the period during which such right can be exercised shall be published in the State Gazette (Staatsco urant) and in a nationally distributed daily newspaper.

4.	The pre-emptive right may be exercised during a period of at least two weeks after the date of publication of such notice in the State Gazette.

5.	If a proposal to restrict or exclude the pre-emptive right is put to the general meeting, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.

6.	If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of a general meeting to restrict or exclude the pre-emptive right or to designate a corporate body authorised to do so. Within eight days after the resolution, the full text thereof shall be deposited at the office of the commercial register.

7.	On the grant of rights to subscribe to ordinary shares, the holders of ordinary shares shall have a pre-emptive right; paragraphs 2 to 6 inclusive shall apply mutatis mutandis. Shareholders shall have no pre-emptive right in respect of shares to be issued to a person who exercises a previously acquired right to subscribe to shares.

Article 53. Paying up on shares (Sections 80, 80a).

1.	Persons who are professionally engaged in the placing of shares for their own account may be permitted, by agreement, to pay less than the nominal amount for the shares subscribed to by them, provided that not less than ninety-four percent (94%) of such amount is paid in cash on subscription to the shares at the latest.

2.	Paying up in cash for shares must be made in Netherlands currency, unless the company agrees to paying up in a foreign currency.

3.	If paying up on shares is made in a foreign currency, the obligation to pay up shall be fulfilled to the extent of the sum for which the amount being paid up is freely convertible into Netherlands currency. The basis of determination shall be the rate of exchange on the date of paying up. The company may demand that paying up is made at the rate of exchange on a fixed date within two months before the last date on which paying up must be made, provided the shares or depositary receipts shall, upon issue, be listed without delay on an exchange outside the Netherlands.

4.	Within two weeks after paying up is made in a foreign currency, the company shall deposit at the office of the commercial register a statement as referred to in section 93a, paragraph 6 of Book 2 of the Netherlands Civil Code.

Article 54. Non-cash contribution (Sections 80b and 94b).

1.	If a non-cash contribution has been agreed, a valuation of such contribution on economic standards must be possible. A right to the performance of work or services may not be contributed.

2.	A non-cash contribution must be made without delay after subscription to a share.

3.	The company shall prepare a description of the non-cash contribution, stating the value attributed thereto and the methods of valuation employed, as prescribed by section 94a, paragraph 1 of Book 2 of the Netherlands Civil Code. The description must relate to the condition of the contribution on a date no earlier than five months before the date on which the shares are subscribed to. The members of the Board of Management shall sign the description; if the signature of one or more of them is missing this shall be stated, giving the reason therefor.

4.	An auditor must issue a certificate in respect of the description of the contribution pursuant to section 94a, paragraph 2 of Book 2 of the Netherlands Civil Code.

5.	A description and auditor's certificate shall not be required in the case referred to in section 94b, paragraph 3 of Book 2 of the Netherlands Civil Code.

6.	Within eight days after the date on which the shares were subscribed to, the auditor's certificate in respect of the contribution or a copy thereof shall be deposited at the office of the commercial register stating the names of the contributors and the amount of the part of the issued capital paid up in that manner.

7.	The provisions of paragraphs 3, 4 and 6 shall not apply to the extent that the contribution consists of shares or depositary receipts issued for shares or rights convertible into shares or profit sharing certificates of another legal entity for which the company has made a public offer, provided such sec uri-ties or part thereof are listed on a stock exchange or are regularly traded over-the-counter.

Article 55. Subscription by the company to its own shares to be issued (Section 95).

1.	The company may not subscribe to its own shares to be issued.

2.	Shares to which the company subscribes in breach of the preceding par a-graph shall devolve on the date of subscription on the members of the Board of Management jointly. Each of them shall be jointly and severally liable for the paying up in full on such shares with statutory interest as from that date.

3.	If a person subscribes to a share in his own name but for the account of the company, he shall be deemed to subscribe to the same for his own account.

Article 56. Acquisition by the company of its own shares or depositary receipts therefor (Section 98).

1.	The acquisition by the company of shares in its capital which are not fully paid up or depositary receipts therefor shall be null and void.

2.	For the purposes of article 15, paragraph 1 sub a, the amount of the shar e-

holders' equity according to the last adopted balance sheet shall be determined less the purchase price of shares in the capital of the company or depositary receipts therefor and distributions to others from profits or reserves due by it and its subsidiaries after the balance sheet date. If more than six months have elapsed since the end of the financial year without the financial statements being adopted, then an acquisition in accordance with article 15, paragraph 1, shall not be permitted.

3.	An acquisition for consideration can only take place if the general meeting has authorised the Board of Management thereto. This authorisation shall remain valid for not more than eighteen months. The general meeting must specify in the authorisation the number of shares or depositary receipts therefor which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

4.	No authorisation as referred to in the preceding paragraph shall be required for the acquisition of shares or depositary receipts therefor as referred to in article 15, paragraph 2. Such shares or depositary receipts therefor must be listed on an exchange.

5.	Article 15 paragraph 1 and the paragraphs 1, 2 and 3 of this article shall not apply to shares which the company acquires by universal succession of title.

Article 57. Consequences of wrongful acquisition (Section 98a).

1.	An acquisition of shares in breach of article 15, paragraph 1 and article 56, paragraphs 2 and 3 shall be null and void. The members of the Board of Management shall be jointly and severally liable to a bona fide transferor who sustains any loss as a result of such nullity.

2.	Depositary receipts for shares which the company has acquired in breach of article 15, paragraph 1 and article 56, paragraphs 2 and 3, shall, simultaneously with the acquisition, devolve on the members of the Board of Management jointly. Each of them shall be jointly and severally liable to compensate the company for the purchase price and the statutory interest thereon as from such date.

3.	The company may, jointly with its subsidiaries, hold shares in its capital exceeding one-tenth of the issued share capital for no more than three years after it has acquired its own shares or depositary receipts therefor for no consideration or by universal succession of title; its own shares or depositary receipts therefor which it holds as pledgee shall be included in such calculation. Any shares or depositary receipts held by the company in excess of the amount permitted shall devolve on the members of the Board of Management jointly at the end of the last day of such three-year period. Each of them shall be jointly and severally liable to compensate the company for the value of the shares or depositary receipts at such date with statutory interest as from such date.

4.	The preceding paragraph shall apply mutatis mutandis to each of its own shares or depositary receipts therefor which is not fully paid up, which has been acquired by the company by universal succession of title and which it has not disposed of or cancelled within three years thereafter.

5.	The third paragraph shall apply mutatis mutandis to each of its own shares or depositary receipts therefor which the company has acquired pursuant to paragraph 2 of article 15 without the authorisation of the general meeting and which it holds for one year.

Article 58. Acquisition for the company's account (Section 98b).

If a third party, in its own name, acquires shares in the capital of the company or depositary receipts therefor for the company's account, it must immediately transfer the same to the company against payment. The second paragraph of article 57 shall apply mutatis mutandis.

Article 59. Financing and guarantees (Section 98c).

1.	The company may not grant loans, provide collateral, guarantee the price, bind itself jointly and severally or otherwise with or for third parties for the purpose of the subscription to or acquisition of shares in its own capital or depositary receipts therefor by third parties. This prohibition shall also extend to its subsidiaries.

2.	This prohibition shall not apply if shares or depositary receipts are acquired by or for the account of employees of the company or of a group company.

Article 60. Subsidiaries (Sections 98, 98c and 98d).

1.	A subsidiary may not, for its own account, subscribe or cause the subscription to shares in the capital of the company. Subsidiaries may only acquire or cause the acquisition of such shares or depositary receipts therefor for their own account insofar as the company itself may acquire its own shares or receipts therefor pursuant to articles 15 and 56, without prejudice to the provisions of paragraph 5 of article 57.

2.	In the event of a breach of the preceding paragraph, the members of the Board of Management shall be jointly and severally liable to compensate the subsidiary for the purchase price with statutory interest thereon as from the date of the subscription to or acquisition of the shares or depositary receipts therefor. Payment of the compensation shall be made against the transfer of such shares or depositary receipts.

A member of the Board of Management need not pay any compensation for the purchase price if he can prove that the company cannot be held responsible for such subscription or acquisition.

3.	A subsidiary may,

a.	after it has become a subsidiary, or

b.	after, as a subsidiary, it has acquired shares or depositary receipts therefor in the capital of the company for no consideration or by universal succession of title,

not jointly with the company and its other subsidiaries hold or cause to be held for its own account shares or depositary receipts constituting more than one-tenth of the issued capital for no more than three years. The members of the Board of Management shall be jointly and severally liable to compensate the subsidiary for the value of any shares or depositary receipts in excess of the permitted amount which it holds or causes to be held at the end of the last day of such three years, with statutory interest thereon as from that date onwards. Payment of the compensation shall be made against the transfer of the shares or depositary receipts. A member of the Board of Management need not pay such compensation if he can prove that the company cannot be held responsible for the fact that the shares or depositary receipts are still being held.

Article 61. Pledge of the company's own shares or depositary receipts therefor (Section 89a) .

The company may accept a pledge of its own shares or depositary receipts therefor only if:

a.	the shares to be pledged are fully paid up,

b.	the nominal amount of its own shares and the depositary receipts therefor to be pledged to it and of those already held and pledged to it do not together amount to more than one-tenth of the issued capital and,

c.	the general meeting has approved the pledge agreement.

Article 62. Voting rights in respect of the company's own shares (Sections 118 and 24d).

1.	No vote may be cast at a general meeting of shareholders in respect of a share belonging to the company or a subsidiary thereof or in respect of a share for which either of them holds the depositary receipts.

The voting rights of usufructuaries and pledgees of shares belonging to the company and its subsidiaries shall, however, not be excluded if the usufruct or pledge was established before the share became the property of the company or a subsidiary thereof. No vote may be cast by the company or a subsidiary thereof in respect of a share to which it has a right of usufruct or pledge.

2.	When determining the extent to which the shareholders vote, are present or are represented or to which the share capital is contributed or represented, no account shall be taken of shares in respect of which the law provides that no vote may be cast.

Article 63. Reduction of capital (Sections 99 and 100).

1.	A resolution of the general meeting to reduce the capital shall designate the shares to which the resolution applies and shall make provisions for the implementation of the resolution.

2.	Any reduction of the nominal amount of the shares without repayment and without a release of the obligation to pay up must be made proportioned to all shares of the same class. Such requirement of proportionality may be waived if all shareholders concerned so agree.

3.	Any partial repayment on shares or a release of the obligation to pay up must be made proportional to all shares concerned. Such requirement of proportionality may be waived if all shareholders concerned so agree.

4.	A resolution of the general meeting to reduce the capital shall require a prior or simultaneous resolution of approval by each group of shareholders of the same class whose rights are prejudiced.

5.	A resolution of the general meeting to reduce the capital shall require a majority of at least two-thirds of the votes cast if less than one-half of the issued capital is represented at the meeting. This provision shall apply mutatis mutandis to a resolution as referred to in paragraph 4.

6.	The convening notice or further announcement as referred to in article 40, paragraph 6, in respect of a general meeting of shareholders at which a resolution referred to in this article is to be taken shall state the object of the reduction of capital and the manner of implementation.

Simultaneously, a copy of the proposal to reduce the capital, containing th e proposed amendment verbatim, must be deposited at the office of the company for inspection by and copies must be made available free of charge to shareholders and holders of depositary receipts, until the end of the meeting.

7.	The resolutions of the general meeting referred to in this article shall be deposited at the office of the commercial register and a notice of the deposit shall be published in a nationally distributed daily newspaper.

8.	The company must provide security for, or otherwise guarantee, the payment of the claim of any creditor who demands the same, failing which the opposition referred to in the following paragraph shall be upheld. This shall not apply if the payment of the creditor's claim is sufficiently secured or if the financial condition of the company provides sufficient security that the claim shall be paid.

9.	A resolution to reduce the issued capital shall not take effect as long as opposition may be instituted as referred to in section 100, paragraph 3 of Book 2 of the Nether lands Civil Code. If opposition has been instituted on time, the resolution shall take effect only upon the withdrawal of the opposition or upon an order setting aside the opposition becoming enforceable. The deed of amendment of the articles of association required for the reduction of the capital may not be executed prior thereto.

10.	No security as referred to in section 100, paragraph 4, of Book 2 of the Netherlands Civil Code needs to be provided if the company, on account of losses incurred, reduces its capital to an amount which is not less than its shareholders' equity, in which case the resolution shall take immediate effect.

Article 64. Financial statements and annual report (Section 101 and Part 9 of Book 2 of the Netherlands Civil Code).

1.	The financial statements shall be signed by the members of the Board of Management and the members of the Supervisory Board; if one or more of their signatures is missing, this shall be stated, giving the reasons therefor.

2.	Part 9 of Book 2 of the Netherlands Civil Code shall also apply to the financial statements and the annual report.

Article 65. Auditor (Section 393).

1.	The company shall assign an auditor to audit the financial statements.

2.	The general meeting is empowered to make such assignment. If no such assignment is made by that meeting, the Supervisory Board or, if there are no members of the Board in office or if it fails to make an assignment, the Board of Management shall be empowered to do so.

The assignment may be withdrawn at any time by the general meeting and by the person who made the assignment; assignments made by the Board of Management may also be withdrawn by the Supervisory Board.

3.	The auditor shall report on his audit to the Supervisory Board and the Board of Management.

4.	The auditor shall convey the results of his audit in a report attesting to the financial statements giving a true and fair view.

5.	The financial statements may not be determined or approved if the Supervisory Board respectively the general meeting has been un able to take cognisance of the auditor's report, unless section 393, paragraph 6 of Book 2 of the Netherlands Civil Code has been applied.

Article 66. Deposition at the office of the company (Section 102).

1.	The financial statements as prepared, the annual report and the information to be added pursuant to section 392, paragraph 1 of Book 2 of the Nether-lands Civil Code must be available at the office of the company from the date of notice convening the annual meeting. Shareholders and holders of depositary receipts may inspect the documents there and obtain a copy thereof free of charge.

2.	Until the deposition referred to in article 67, paragraph 1, has taken place, the documents, insofar as the same must be published after adoption, may also be inspected by any third party, who may obtain a copy thereof at no more than cost.

Article 67. Publication (Sections 103 and 394).

1.	The financial statements must be published within eight days after adoption. Publication shall be made by depositing a copy drawn up entirely in the Dutch language, or if such a text has not been prepared, a copy in French, German or English, at the office of the commercial register which is held by the Chamber of Commerce authorized under the 1996 Trade Register Act (Handelsregisterwet 1996 ). The dates of adoption and approval must be annotated on the copy.

2.	If the financial statements have not been adopted and approved in confor-

mity with the statutory provisions within seven months from the end of the financial year, the Board of Management shall publish the financial stat e-ments as prepared in the manner provided in paragraph 1 without delay; it shall be stated on the financial statements that the same have not yet been adopted or approved.

3.	If the general meeting has extended the period for preparation of the financial statements pursuant to article 33, paragraph 2, the preceding paragraph shall take effect two months after the end of such extended period.

4.	Simultaneously with and in the same manner as the financial statements, a copy of the annual report and of the other information referred to in section 392 of Book 2 of the Netherlands Civil Code shall be published in the same language.

The preceding sentence shall not apply, except for the information referred to in paragraphs a, c, f and g of section 392, paragraph 1, if the documents are kept for public inspection at the office of the company and a complete or partial copy thereof is obtainable on request at no more than cost. The company shall file a notice of this fact for registration in the commercial register.

5.	The company shall publish its half -yearly and quarterly figures as soon as the same are available. This obligation shall not apply as long as such figures are made available only to the members of the Board of Management and the Supervisory Board and, if the company has established a works council, to such works council.

Article 68. Distributions to shareholders (Sections 103, 104 and 105).

1.	Distributions to shareholders may only be made up to a maximum of the distributable part of the shareholders' equity.

2.	A deficit may be offset against a statutory reserve only to the extent permitted by law.

3.	Any distribution of profits shall be made after the adoption of the financial statements from which it appears that the same is permitted.

4.	Interim distributions may only be made if the requirement of the first par a-graph has been met as evidenced by an interim statement of assets and liabilities. This shall relate to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute an interim dividend is published. It shall be prepared on the basis of generally accepted valuation methods. The amounts to be statutorily reserved shall be included in such statement of assets and liabilities. It shall be signed by the members of the Board of Management; if one or more of their signatures is missing, this shall be stated, giving the reason therefor. The statement of assets and liabilities shall be deposited at the office of the commercial register within eight days after the day on which the resolution to distribute an interim dividend is published.

5.	For the computation of the profit distribution, the shares held by the company in its own capital shall not be included, unless the Board of Management resolves otherwise, which resolution shall be subject to the approval of the Supervisory Board.

6.	Resolutions to make interim and other distributions shall be published without delay.

7.	A claim of a shareholder in respect of a distribution shall be statutebarred on the expiration of five years.

Article 69. General meetings of shareholders (Sections 13 and 117).

1.	The members of the Supervisory Board and the members of the Board of Management shall, in that capacity, have an advisory vote at the general meeting of shareholders.

2.	The ruling pronounced by the chairman at the meeting in respect of the outcome of a vote shall be decisive. The same shall apply to the contents of a res olution passed, to the extent that the vote related to a proposal not made in writing. If, however, immediately after the ruling is pronounced, its correctness is contested, another vote shall be taken if so desired by the majority of the meeting or, if the original vote was not taken by roll-call or by ballot, by someone present who was entitled to vote. As a result of such new vote, the legal consequences of the original vote shall lapse.

Transitory provision.

1.	Share certificates for bearer shares, in issue on the sixth day of August two thousand and one shall, up to the same nominal amount, be registered on the Necigef Global Certificate against surrender of the share certificates (K-certificates) provided with all uncalled dividend coupons and talons and, as the case may be, against surrender of the share certificates (CF-certificates) provided with simplified dividend sheets. After the thirty-first day of October two thousand one rights to dividends and other distributions attached to bearer shares, in issue on the sixth day of August two thousand and one, can only be exercised if the bearer shares concerned have been surrender in accordance with the foregoing provisions of this paragraph.

2.	The Board of Management can issue duplicates for documents as referred to in paragraph 1 of this article which are damaged, lost, stolen or destroyed. For this issuance the Board of Management may stipulate conditions including giving guarantees and charging costs to the applicant. Upon issuing duplicates the original documents shall be deemed worthless vis-à-vis the company. The new document shall clearly state that it is a duplicate.

Exhibit 4.3

Employment Agreement

The undersigned:

1.	TPG N.V., with its registered office in Amsterdam, represented by Mr. M. Tabaksblat, as Chairman of the Supervisory Board, hereinafter "the Company";

and

2.	Mr. M.P. Bakker, born on 1 August 1961, residing, at De Lairesselaan 82 in Rotterdam, the Netherlands, hereinafter "the Executive";

Whereas:

-	The Executive entered the employment of one of the predecessors of the Company on 14 October1991;

-	In relation to the demerger of Koninklijke PTT Nederland N.V. the Executive entered the employment of PTT Post B.V. on 29 June 1998 by operation of law;

-	The Supervisory Board decided to appoint the Executive as a member of the Board of Management effective 29 June 1998;

-	In its meeting of 2 November 2001 the Supervisory Board decided to appoint tile Executive as Chairman of the Board of Management and Chief Executive Officer ("CEO") of the Company on 1 November 2001;

-	The parties desire to lay down the salary and other applicable conditions of employment in this agreement.

Declare to have agreed as follows:

1.	Date of Commencement of Employment and Position
The Executive entered into the employment of the Company on 29 June 1998, by operation of law, maintaining his original seniority date, in the positio n of member of the Board of Management. Since 1 November 2001, the Executive has held thie position of Chairman of the Board of Management and CEO.

2.	Duration of the Agreement and Notice of Termination
The agreement has been entered into for an indefinite period. The agreement may be terminated with due observance of a notice period of three months for the Executive and six months for the Company.

This agreement shall terminate in any event, without notice being required, on the first day of the month following the date on which the Executive reaches the age of 65 unless the Executive's pension scheme provides for a different date.

3.	Salary
The Executive's base salary is EUR 726,050 gross per year, applicable from: 2 November 2001. A holiday allowance of 8% is included in the base salary.

4.	Short Term Incentive Bonus Plan
The bonus incentive plan for the members of the Board of Management as is established from time to time by the Supervisory Board, applies to the Executive. The bonus incentive plan is outlined in Exhibit A to this agreement.

5.	Long Term Incentive Option Plan
The rules of the relevant share option plan of TNT Post Groep N.V., and its underlying regulations and criteria for granting options, as these are established from time to time by the Supervisory Board, apply to the Executive. The share option plan is outlined in Exhibit B to this agreement. Any and all tax consequences related to the granting and/or exercise of share options shall be for the account of the Executive. The Executive shall only exercise his options after consultation with the Compliance Officer and after approval of the Chairman of the Supervisory Board. Any shares acquired by the Executive as a result of exercising options may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a closed period. The TPG Code entitled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) applies to the Executive, as well as the rules of the TPG Stock Option Personnel Plan.

6.	Long Term Incentive Share Plan
The rules of the relevant performance share plan of TNT Post Groep N.V. and its underlying regulations and criteria for granting shares, as these are established from time to time by the Supervisory Board, apply to the Executive. The performance share plan is outlined in Exhibit C to this agreement. Any and all tax consequences related to the granting and/or sale of shares shall be for the account of the Executive. Any shares acquired by the Executive may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a closed period. The TPG Code entitled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) and the rules of the TPG performance share plan apply to the Executive.

7.	Holidays
The Executive shall be entitled to 25 holiday days each calendar year, to be increased in accordance with the terms of the TPG Collective Labour Agreement in the Netherlands. When taking holiday days, the Executive shall consult with the other members of the Board of Management, and he shall take into account the interests of the Company.

8.	Company Car
The Company shall provide the Executive with a company car commensurate with his position under conditions established from time to time by the Supervisory Board. As CEO of TPG the executive is entitled to a company car with a maximum catalogue price of € 110,000, inclusive BPM and VAT. Delivery costs and alarm system installation costs will be met by the company. All the costs of fuel and normal maintenance shall be for the account of the employer.

9.	Expenses
The expenses incurred by the Executive in the execution of his business tasks shall be reimbursed by the Company on receipt of a specified statement of expenses and supporting receipts. In addition, the Company shall pay an expense allowance of EUR 885 per month for out-of-pocket expenses. Any tax consequences, related 1:0 this arrangement are for the account of the Executive.

10.	Telephone Costs
The Company shall pay the costs related to the costs of a private telephone provided that the fixed fiscal amount ("forfait") shall be treated as taxable income. In addition, the company shall pay the costs of a mobile telephone and fax or other tools of communication related to the position of the Executive. Any tax consequences, related to this arrangement, are for the account of the Executive.

11.	Insurance
The Executive may participate in the collective medic al insurance scheme taken out by the Company. If the Executive participates, 50% of the premium shall be for the account of the Company and paid on a monthly basis, taking into account insurance coverage consisting of General Practitioner (GP), pharmacy and specialist medical care based on class II A for adults and class II for co-insured children.

The Company shall take out liability insurance for managing directors for the benefit of the Executive. The conditions shall be in accordance with the policy, a copy of which shall be forwarded to the Executive. The costs of this insurance shall be for the account of the Company.

The Company shall take out an accident insurance for the benefit of the Executive. The conditions shall be in accordance with the policy, a copy of which shall be forwarded to the Executive. The costs of this insurance shall be for the account of the Company.

12.	Disability
In the event of a disability of the Executive as defined in article 7:629 of the Dutch Civil Code, for a maximum period of twelve months applicable from the first day of the disability the Company shall pay the salary as defined in article 3, provided that this payment ends per the day that the Executive makes use of the applicable early retirement/pension arrangement. Periods of disability with an interruption of not more than four weeks shall be regarded as linked together. If after the period of twelve months the Executive remains disabled, the arrangement on disability pension applies as laid down in Exhibit D.

The Executive shall not be entitled to the salary payment referred to above, if and to the extent that he can validly claim damages in connection with his disability from a third party on account of loss of salary and if and to the extent that the payments by the Company referred to above exceed the minimum obligation referred to in article 7:629 sub I of the Dutch Civil Code. In this event, the Company shall satisfy payment solely by means of an advanced payment on the compensation to be received from the third party and upon assignment by the Executive of his rights to damages vis-à-vis the third party concerned up to the total amount of advanced payments made. The advanced payments shall be set off by the Company if the compensation is paid or, as the case may be, in proportion.

13.	Pension
The Company has taken out insurance to cover its pension scheme and disability pension insurance, for the benefit of the Executive under the conditions laid down in Exhibit D to this agreement.

14.	Early retirement
The Executive is eligible for an allowance pursuant to the early retirement scheme under the conditions set forth in Exhibit E.

15.	Applicable Provisions of the TPG-CAO
The TPG Collective Labour Agreement is not applicable, with the exception of tile provisions relating to the following subjects: availability under special circumstances, relinquishment of rights pertaining to inventions, the jubilee bonus, the premium saving plan, the wage saving plan, the collective accident insurance, the life assurance and the cost allowance regulation in event of removal.

16.	Duties
The Executive is obliged to fulfil his tasks properly, taking into account the law, the articles of association of the Company and the decisions, instructions, guide lines, etc. promulgated by the appropriate bodies of the Company.

The Executive shall fully devote himself and his energy to promoting the interests of the Company.

17.	No additional occupation
Without the prior written consent of the Chairman of the Supervisory Board, the Executive shall not be engaged or involved in any manner, in any profession or enterprise, inclusive of any direct or indirect financial interests in any other enterprise, with the exception of ownership of common shares of such enterprise registered at a Stock Exchange. The Executive shall refrain from accepting remunerated or time-consuming non-remunerated work activities with or for thj.rd parties without the prior written consent of the Chairman of the Supervisory Board.

18.	Supervisory Board memberships
Any external Supervisory Board memberships may not contravene the interests of the company and the Executive will not hold more than two memberships at the salme time. With respect to accepting external Supervisory Board memberships, the Executive shall require the prior written consent of the Chairman of the Supervisory Board. Before accepting any memberships, the Executive shall send full information regarding the membership to the Chairman of the Supervisory Board.

19.	Confidentiality and Documents
For the duration of this agreement and after this agreement has been terminated tlle Executive shall keep confidential any information concerning the Company or any affiliated company which has become known to the Executive as a result of his employment with the Company, such to any individual including other personnel of the Company or an affiliated company, unless such personnel must be informed iin connection with their work activities for the Company or for an affiliated company.

The Executive shall not have or keep in his possession any documents and/or correspondence and/or data carriers and/or copies in any manner whatsoever, which belong to the Company or to other companies affiliated with the Company and which have been made available to the Executive as a result of his employment, except insofar as and for as long as necessary for the performance of his work for the Company. In any event the Executive will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies at termination of this agreement or on suspension of the Executive from active duty for whatever reason.

20.	Non-Competition
Without the prior explicit written consent of the Company, the Executive shall not be engaged or involved in any manner, directly or indirectly, for a period of two years after the effective date of termination of the employment agreement in any enterprise which conducts activities in a field similar to or otherwise competes with that of the Company or any affiliated company, nor shall the Executive have any financial interest in any manner, directly or indirectly, in such enterprise, except for ownership of common shares of such enterprise registered at a Stock Exchange. This obligation applies to any work activities or involvement of the Executive within the territory of the European Union.

21.	Penalty
In the event the Executive breaches the obligations as expressed in articles 17, 18, 19 or 20, the Executive shall contrary to article 7:650 sub 3, 4 and 5 of the Dutch Civil Code, without notice of default being required, pay to the Company for each such breach a penalty equal to an amount of EUR 100,000 plus a penalty of EUR 5,000 for each day such breach occurs and continues, notwithstanding any other rights the Company may have. The Company is entitled to claim full damages by way of alternative to the penalty.

22.	Severance payment in case of a Change in Control
(i) If, within twelve months following a change in Control. the Company gives notice of termination of this agreement, in a situation in which the Executive has not given reasons which provide an urgent cause for such termination, or (ii) if the Executive gives notice of termination of this agreement within three months following a Change in Control and as a direct result of this Change in Control, provided the Executive is willing to stay on up to six months following the Change in Control

(ii) then the Executive shall be entitled to receive immediately after termination, a Terminal Payment. The Terminal Payment, which shall be made less any statutory withholdings, shall be received by the Executive in full and final settlement of all claims arising out of the Executive's employment with the Company and/or al1ly subsidiary of the Company or its termination.

In this Clause "Change in Control" means the acquisition by any person, or persons, acting in concert of more than 50 per cent of the issued share capital of the Company conferring the right to attend and vote at general meetings of the Company or the substantial reorganisation of Company following the sale of the whole or a part of the company and resulting in no or a lesser position for Executive

In this Clause "Terminal Payment" means the aggregate of the following amounts:

(i) twenty-four months base salary at the annual rate of salary payable immediately before termination. If termination takes place within two years from retirement, then the Executive will, instead of the 24 months basic salary, receive full salary up to date of retirement.

(ii) two times the average of the bonuses paid to the Executive in respect of the three consecutive financial periods of the Company completed immediately before termination. If termination takes place within two years from retirement, then the Executive shall receive average bonus pro rata up to date of retirement instead of the two times the average bonus.

(iii) a sum calculated actuarially by the relevant pension scheme's actuary (acting as an expert and not as an arbitrator) to represent two years' pension contribution by the Company, paid grossed up for tax. This shall only come into force if the Executive is not within two years of his natural retirement date. If he is within two years of this date, then company pension contributions will be paid up to retirement.

No further payments will be made as a direct result of a Change in Control, including tax reimbursement on early exercise of stock options, the procedure for which is described in the rules applicable to the scheme.

23.	Amendments, Previous Agreements and prevailing language
Any amendments and/or supplements to this agreement can only be made by way of a written document signed by both parties.

This agreement supersedes all previous agreements between the Executive and the Company and/or any affiliated company and takes their place.

24.	Governing Law
This agreement is governed by the laws of the Netherlands.

This agreement has been signed and executed in Hoofddorp in duplicate this 12-8-2002.
The Company:	The Executive:
Mr. M. Tabaksblat	Mr. M.P. Bakker
Chairman of the Supervisory Board

Appendix A
To the employment agreement between TPG N.V. and Mr. M.P. Bakker date: 12-8-2002.

re: Bonus incentive plan Board of Management TPG N.V.

1.	Each year, within one week of the Supervisory Board meeting approving the annual accounts with respect to the relevant fiscal year, the Supervisory Board shall award a bonus to the members of the Board of Management.

2.	This bonus is based on the base salary referred to in article 3 of the employment agreement. The bonus shall not be taken into account for the calculation of pension rights, allowances, etc. The “target bonus” amounts to 60% of the yearly base salary.

3.	The calculation of the bonus takes place on the basis of the growth rate of the earnings per share in accordance with the budget. Each year this budget shall be determined in a meeting of the Supervisory Board in the year preceding the relevant fiscal year and the members of the Board of Management shall be informed accordingly. In the meeting of the Remuneration Committee of the Supervisory Board following the adoption of the annual accounts with respect to the relevant fiscal year, the actual results of the budgeted targets shall be established and the bonus shall be determined based on these.

4.	The bonus shall be calculated as follows:
-	below 90% of target:	no bonus
-	90% of target:	50% of the yearly salary
-	100% of target:	60% of the yearly salary (= “target bonus”)
-	120% of target or more:	75% of the yearly salary

With respect to percentages between 90 and 100, 100 and 120 respectively, as established by the Supervisory Board, the bonus shall be determined pro rata.

5.	The bonus shall be paid as follows: 75% in cash and 25% in TPG ordinary shares (“the Shares”). If at least 50% of the Shares allocated are held for a period of three years, then the company will match these Shares by granting additional Shares on a 1: 1 basis. The terms and conditions for matching are laid down in the rules of the applicable matching plan. The payment in Shares and matching in Shares will take place under the express condition that at the time of payment or match, such securities transactions are allowed to be executed by the company and grantee under the law and in particular article 46 and next of the Wet Toezicht Effectenverkeer 1995 (prohibition of insider trading) and the TPG rules concerning inside information. If in a year these transactions can not be executed without violating the just mentioned legal provisions, before August 31, the bonus will be paid in cash only (100%).

6.	A bonus shall only be due and payable, if:
	-	the member of the Board of Management remains in the service of the company for the full fiscal year;
	-	the member of the Board of Management is not at any time during the : fiscal year, suspended or relieved of their duties;
	-	until such time as the decision referred to in paragraph I of this regulation has been reached, the Company has not given notice of teffi1ination of the employment agreement because of an urgent cause as referred to in article 7:677 Civil Code or has not meanwhile sought court teffi1ination of the employment agreement for a serious cause in the meaning of article 7:685 Civil Code.

7.	The Remuneration Committee has the discretion to grant bonus outside of the above rules of the bonus scheme in case of exceptional circumstances.

In the event of commencement of the employment agreement, reaching the pensionable age or termination of the employment agreement by mutual consent during the fiscal year, the bonus shall, by way of an exception to the above rules, be calculated pro rata and paid accordingly.

Appendix B
To the employment agreement between TPG N.V. and Mr. M.P. Bakker date: 12-8-2002.

re: Share Option Plan TPG N. V.

1.	Each year, within one week of the Supervisory Board meeting approving the annual accounts with respect to the relevant fiscal year, pursuant to a proposal made by the Remuneration Committee of the Supervisory Board, the Supervisory Board shall grant options on shares of TPG N .V. to the members of the Board of Management. The granting of TPG shares will take place under the express condition that at the time of granting, such securities transactions are allowed to be executed by the company and the grantee under the law and in particular under article 46 and next of the Wet Toezicht Effectenverkeer 1995 (prohibition of insider trading) and the TPG rules concerning inside information.

2.	The number of share options is determined annually by the Supervisory Board.

3.	The exercise of the options after the vesting period is subject to performance criteria. Each time options are granted the performance criteria and targets will be determined in a meeting of the Supervisory Board in the year preceding the relevant fiscal year and the members of the Board of Management shall be informed accordingly. The Supervisory Board is entitled to make adjustments to the performance schedule if it is appropriate to do so in its opinion.

4.	Members of the Board of Management shall be obliged to accept the Options and/or SARs granted to them.

5.	No options shall be granted to any eligible member of the Board who is within one year of retirement at his or her contractual (early) retirement date.

6.	The terms and conditions for granting options are laid down in the share option plan rules These rules are determined by the Supervisory Board.

7.	Options will only be granted, if:

	-	the member of the Board of Management remains in the service of the company for the full fiscal year;

	-	the member of the Board of Management is not suspended or relieved of his duties;

	-	until such time as the decision referred to in paragraph 1 of this regulation has been reached, the Company has not given notice of termination of the employment agreement because of an urgent cause as referred to in article 7:677 Civil Code or has not meanwhile sought court termination of the employment agreement for a serious cause in the meaning of article 7:685 Civil Code.

Appendix C
To the employment agreement between TPG N .V. and Mr. M.P. Bakker date: 12-8-2002.

Re:	Performance Share Plan TPG N.V.

1.	Each year, after the Supervisory Board meeting approving the annual accounts with respect to the relevant fiscal year, pursuant to a proposal made by the Remuneration Committee of the Supervisory Board, the Supervisory Board shall grant performance shares of TPG N .v. to the members of the Board of Management. The granting of TPG shares will take place under the express condition that at the time of granting, such securities transactions are allowed to be executed by the company and the grantee under the law and in particular under article 46 and next of the Wet Toezicht Effectenverkeer 1995 (prohibition of insider trading) and the TPG rules concerning inside information.

2.	The number of shares is determined annually by the Supervisory Board.

3.	The release of the shares after the performance period is subject to performance criteria. Each time shares are granted the performance criteria and targets will be determined in a meeting of the Supervisory Board in the year preceding the relevant fiscal year and the members of the Board of Management shall be informed accordingly. The Supervisory Board is entitled to make adjustments to the performance schedule if it is appropriate to do so in its opinion.

4.	Members of the Board of Management shall be obliged to accept the Shares granted to them.

5.	No shares shall be granted to any eligible member of the Board who is within one year of retirement at his or her contractual (early) retirement date.

6.	The terms and conditions for granting shares are laid down in the rules applicable to the performance share plan. These rules are determined by the Supervisory Board.

7.	Shares will only be granted, if:

	-	the member of the Board of Management remains in the service of the company for the full fiscal year;

	-	the member of the Board of Management is not suspended or relieved of their duties;

	-	until such time as the: decision referred to in paragraph I of this regulation has been reached, the Company has not given notice of termination of the employment agreement because of an urgent cause as referred to in article 7:677 Civil Code or has not meanwhile sought court termination of the employment agreement for a serious cause in the meaning of article 7:685 Civil Code.

Appendix D
To the employment agreement between TPG N .V. and Mr. M.P. Bakker date: 12-8-2002.

re:	The pension scheme

1.	General

1.1	The Executive is eligible for old-age pension, supplementary old-age pension, disability pension, continuance of pension build-up in case of disability and on behalf of his spouse and children for spouse and orphan' s pension in accordance with the clauses of the pension scheme of the Stichting Ondernemingsfonds TPG, the Reglement Overgangsbepalingen (regulations on transitional provisions) and the addendum to the latter.

1.2	In all cases that are not dealt with in this appendix the clauses of the pension regulations of the Stichting Ondernemingspensioenfonds TPG, the regulations on transitional provisions and the addendum to the latter apply. In event of any differences as to the interpretation of any clause the management of the Stichting Pensioenfonds TPG shall decide after consultation with the Company, taking into account the requirements of reasonableness and fairness.

2.	Basis for the calculation of the rights

2.1	The pensionable salary equals the yearly salary as agreed to in article 3 of the employment agreement taking into account the agreed increases less the franchise described below.

The fixed sum equals 12 times the statutory minimum wage per month for a person of 23 years of age under the Wet Minimum Loon en Minimum Vakantiebijslag (Minimum Wage and Minimum Holiday Allowance Act) that is in force on I January of the year of determining the basis of pension increased by the holiday allowance determined per the same date.

2.2	The basis of the pension rights for single persons equals the difference between:

	a)	24 times the sum of the amount of the old-age pension meant in paragraph 10 sub b of article 9 of the Algemene Ouderdomswet (General Old Age Pensions Act) and the accompanying holiday allowance, meant in paragraph 9 sub d of article 29 of the aforementioned Act, and

	b)	12 times the sum of the amount of the old-age pension, meant in paragraph 10 sub a of article 9 of the Algemene Ouderdomswet and the accompanying holiday allowance, meant in paragraph 9 sub c of article 29 of the same Act.

3.	Old-age pension

3.1	The old-age pension commences on the first day of the calendar month in which the Executive reaches the age of 65 and is paid out up to and including the last day of the month in which the Executive dies.

3.2

The yearly old-age pension amounts to 2% of the last determined pensionable salary per each full year of participation (maximum 35 years). For a part of the year the yearly old-age pension will be determined pro rata.

4.	Supplementary old-age pension

4.1	The supplementary old-age pension commences on the first day of the calendar month in which the Executive reaches the age of 65, if and as long as pursuant to the Algemene Ouderdomswet an amount is received on the basis of paragraph 10 sub a of article 9 of that Act. The supplementary old-age pension is paid out up to and including the last day of the month in which the Executive dies.

4.2	The yearly supplementary pension amounts to 2.5% of the last determined basis of the pension rights for singles for each full year of participation. For a part of the year the yearly supplementary old-age pension will be determined pro rata.

5.	Spouse pension

5.1	After the death of the Executive his spouse is entitled to widow's pension if the marriage has taken place before the first day of the month in which the Executive has reached the age of 65.

5.2	The widow's pension commences on the first day of the month following the month of the Executive's death and is paid out up to and including the month in which the spouse dies.

5.3	The widow's pension amounts to 70% of the old-age pension. If the Executive dies before the first day of the month in which he would have reached the age of 65, participation will be presumed to have taken place until reaching that day on the basis of the last determined pensionable salary.

6.	Orphan's pension

6.1	After the death of the Executive his children are entitled to orphan's pension.

6.2	The orphan's pension commences the first day of the month following the month in which the Executive dies and will be paid out up to and including the month in which the child reaches the age of 18. If and as long as the child is entitled to student grants and loans ("studiefinanciering") the orphan's pension will be paid out up to and including the month in which the child reaches the age of 27. The orphan's pension will, however, be paid out not later than up to and including the month in which the child concerned dies.

6.3	The orphan's pension amounts to 14% of the old-age pension. The provisions in the second sentence of the third paragraph of article 5 apply accordingly.

7.	Disability

7.1	The Executive will be entitled to disability pension and continuance of pension build-up during disability according to the provisions in the pension regulations of the Stichting Ondernemingspensioenfonds TPG.

8.	Participant's contribution

8.1	No contribution is due from the Executive for the costs of the pension arrangement.

Appendix E
To the employment agreement between TPG N.V. and Mr. M.P. Bakker date: 12-8-2002.

re:	The early retirement scheme

1.	General

1.1	If after consultation with the Company, upon the request of the Executive, the employment agreement is terminated on or after the date of retirement as described in article 3 of this arrangement, the Executive is eligible for an allowance pursuant to the Early Retirement Scheme. A request for termination of the employment agreement must be addressed to the Company one year before the intended retirement date.

2.	Basis for calculation of the rights

2.1	The basis for paying out the early retirement allowance equals the yearly salary agreed to in article 3 of the employment agreement taking into account the increases agreed to.

3.	The allowance

3.1	The allowance pursuant to the Early Retirement Scheme commences on the fIrst day of the calendar month, following the first annual meeting of the Company that takes place after the Executive has reaching the age of 62 and in which meeting takes place accounting for and discharging of (the actions of) the Board of Management of the Company over the previous year or, if later, the date on whic h the employment agreement is terminated. The allowance ends on the first day of ) the month in which the Executive has reached the age of 65 or, if earlier, on the last day of the month in which the Executive dies.

3.2	The yearly allowance pursuant to the Early Retirement Scheme amounts to 70% of the last determined basis for the allowance, including other acquired rights of the Executive with respect to the period of paying the early retirement allowance.

3.3	The allowance pursuant to the Early Retirement Scheme will be adapted yearly in accordance with the adaptation of the commenced pensions pursuant to the relevant article in the pension regulations of the Stichting Ondememingspensioenfonds TPG.

4.	Continued pension build up

4.1	During the period that the Executive is eligible for an allowance pursuant to the Early Retirement Scheme participation in the pension arrangement is continued.

4.2	During the period that the Executive is eligible for an allowance pursuant to the Early Retirement Scheme the pensionable salary will be adapted yearly in accordance with the adaptation of commenced pensions pursuant to the relevant article in the pension regulations of the Stichting Ondernemingspensioenfonds TPG.

5.	Participant's Contribution

No contribution is due from the Executive for the costs of the Early Retirement Scheme.

6.	Termination of Employment Agreement

6.1	If, for whatever reason irrespective of whether the initiative is taken by the Company or the Executive, the employment agreement is terminated before the retirement date described in article 3.1 of this regulation all rights to an allowance pursuant to the Early Retirement Scheme become null and void, unless the Executive and the Company agree otherwise. The allowance is therefore conditional upon the employment agreement being continued until the first day of the commencement of the early retirement scheme.

Exhibit 4.4

Employment Agreement

The undersigned:

1.	TPG N.V., with its registered office in Amsterdam, represented by Mr. M. Tabaksblat, as Chairman of the Supervisory Board, hereinafter "the Company";

and

2.	Mr. J.G. Haars, born on 22 September 1951, resid ing at Mevrouw Leinweberlaan 51 in Driebergen-Rijsenburg, the Netherlands, hereinafter "the Executive";

Whereas:

-	The Company offered the Executive to join the Company as member of the Board of Management and Chief Financial Officer ("CFO"), as confirmed in the offer letter from the Chief Executive Officer ("CEO") of the Company dated 15 April 2002, which offer has been accepted by the Executive;

-	In its meeting of 24 April 2002 the Supervisory Board decided to appoint the Executive as a member of the Board of Management and CFO of the Company effective I August 2002;

-	The parties desire to lay down the salary and other applicable conditions of employment in this agreement.

Declare to have agreed as follows:

1.	Date of Commencement of Employment and Position

The Executive shall enter into the employment of the Company on I August 2002 in the position of member of the Board of Management and CFO, reporting to the CEO.

2.	Duration of the Agreement and Notice of Termination

The agreement has been entered into for an indefinite period. The agreement may be terminated with due observance of a notice period of three months for the Executive and six months for the Company.

This agreement shall terminate in any event, without notice being required, on the first day of the month following the date on which the Executive reaches the age of 60 unless the Executive's pension scheme provides for a different date.

3.	Salary

The Executive's base salary is EUR 450,000 gross per year .A holiday allowance of 8% is included in the base salary.

4.	Short Term Incentive Bonus Plan

The bonus incentive plan for the members of the Board of Management as is established from time to time by the Supervisory Board, applies to the Executive. TJi1e bonus incentive plan is outlined in Exhibit A to this agreement.

For the calendar year 2002, however, the Executive shall receive a guaranteed bonus of 50% of the annual base salary provided that any fiscal year 2002 bonus paid by the current employer of the Executive will be deducted from this guaranteed bonus.

5.	Long Term Incentive Option Plan

The rules of the relevant share option plan of TNT Post Groep N.V., and its ul1derlying regulations and criteria for granting options, as these are established from time to time by the Supervisory Board, apply to the Executive. The share option plan is outlined in Exhibit B to this agreement. Any and all tax consequences related to the granting and/or exercise of share options shall be for the account of the Executive. The Exe cutive shall only exercise his options after consultation with the compliance officer and after the approval of the Chairman of the Supervisory Board. Any shares acquired by the Executive as a result of exercising options may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a closed period. The TPG Code entitled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) applies to the Executive, as well as the rules of the TPG Stock Option Personnel Plan. The parties have agreed that at the first possible opportunity (date of commencement of employment: 1 August 2002) the Executive shall be granted 20,000 options.

6.	Long Term Incentive Share Plan

The rules of the relevant performance share plan of TNT Post Groep N .V. and its II underlying regulations and criteria for granting shares, as these are established from time to time by the Supervisory Board, apply to the Executive. The performance share plan is outlined in Exhibit C to this agreement. Any and all tax consequences related to the granting and/or sale of shares shall be for the account of the Executive. Any shares acquired by the Executive may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a closed period. The TPG Code entitled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) and the rules of the TPG performance share plan apply to the Executive.

The parties have agreed that at the first possible opportunity the Executive shall be granted a number of shares valued at EUR 90,756.

7.	Holidays

The Executive shall be entitled to 25 holiday days each calendar year, to be increased in accordance with the terms of the TPG Collective Labour Agreement in the Netherlands. When taking holiday days, the Executive shall consult with the other members of the Board of Management, and he shall take into account the interests of the Company.

8.	Company Car

The Company shall provide the Executive with a company car commensurate with his position under conditions established from time to time by the Supervisory Board. As a member of the Board of Management the Executive is entitled to a company car with a maximum catalogue price of EUR 79,500 inclusive of BPM and VAT. Delivery costs and alarm system installation costs will be met by the Company. All the costs of fuel and normal maintenance shall be for the account of the Company.

9.	Expenses

The expenses incurred by the Executive in the execution of his business tasks shall be reimbursed by the Company on receipt of a specified statement of expenses and supporting receipts. In addition, the Company shall pay an expense allowance of EUR 550 per month for out-of-pocket expenses. Any tax consequences, related to this arrangement are for the account of the Executive.

10.	Telephone Costs

The Company shall pay the costs related to the costs of a private telephone provided that the fixed fiscal amount ("forfait") shall be treated as taxable income. In addition, the Company shall pay the costs of a mobile telephone and fax or other tools of communication related to the position of the Executive. Any tax consequences, related to this arrangement, are for the account of the Executive.

11.	Insurance

The Executive may participate in the collective medical insurance scheme taken out by the Company. If the Executive participates, 50% of the premium shall be for the account of the Company and paid on a monthly basis, taking into account insurance coverage consisting of General Practitioner (GP), pharmacy and specialist medical care based on class II B for adults and class III for co-insured children.

The Company shall take out liability insurance for managing directors for the benefit of the Executive. The conditions shall be in accordance with the policy, a copy of which shall be forwarded to the Executive. The costs of this insurance shall be for the account of the Company.

The Company shall take out an accident insurance for the benefit of the Executive. The conditions shall be in accordance with the policy, a copy of which shall be forwarded to the Executive. The costs of this insurance shall be for the account of the Company.

12.	Disability

In the event of disability of the Executive as defined in article 7:629 of the Dutch Civil Code, the Company shall pay to the Executive from the first day of disability 100% of the base salary as defined in article 3 up to a maximum of twelve months, provided that this payment ends per the day that the Executive makes use of the applicable early retirement/pension arrangement. Periods of disability with an interruption of not more than four weeks shall be regarded as linked together. If after the period of twelve months the Executive remains disabled, the arrangement on disability pension applies as laid down in Appendix D.

The Executive shall not be entitled to the salary payment referred to above, if and to the extent that he can validly claim damages in connection with his disability from a third party on account of loss of salary and if and to the extent that the payments by the Company referred to above exceed the minimum obligation referred to in article 7:629 sub 1 of the Dutch Civil Code. In this event, the Company shall satisfy payment solely by means of an advanced payment on the compensation to be received from the third party and upon assignment by the Executive of his rights to damages vis-à-vis the third party concerned up to the total amount of advanced payments made. The advanced payments shall be set off by the Company if the compensation is paid or, as the case may be, in proportion.

13.	Pension

The Company has taken out insurance to cover its pension scheme and disability pension insurance, for the benefit of the Executive under the conditions laid down in Exhibit D to this agreement.

14.	Applicable Provisions of the TPG-CAO

The TPG Collective Labour Agreement is not applicable, with the exception of the reference in article 7 and with the exception of the provisions relating to the following subjects: availability under special circumstances, relinquishment of rights pertaining to inventions, the jubilee bonus, the premium saving plan, the wage saving plan, the collective accident insurance, the life assurance and the cost allowance regulation in event of removal.

15.	Duties

The Executive is obliged to fulfil his tasks properly, taking into account the law, the articles of association of the Company and the decisions, instructions, guide lines, etc. promulgated by the appropriate bodies of the Company.

The Executive shall fully devote himself and his energy to promoting the interests of the Company.

16.	No additional occupation

Without the prior written consent of the Chairman of the Supervisory Board, the Executive shall not be engaged or involved in any manner, in any profession or enterprise, inclusive of any direct or indirect financial interests in any other enterprise, with the exception of ownership of common shares of such enterprise registered at a Stock Exchange. The Executive shall refrain from accepting remunerated or time-consuming non-remunerated work activities with or for third parties without the prior written consent of the Chairman of the Supervisory Board.

17.	External Supervisory Board Memberships

Any external Supervisory Board memberships may not contravene the interests of the Company and the Executive will not hold more than two memberships at the same time. With respect to accepting external Supervisory Board memberships, the Executive shall require the prior written consent of the Chairman of the Supervisory Board. Before accepting any memberships, the Executive shall provide full information regarding the proposed membership to the Chairman of the Supervisory Board.

18.	Confidentiality and Documents

For the duration of this agreement and after this agreement has been terminated the Executive shall keep confidential any information concerning the Company or any affiliated company which has become known to the Executive as a result of his employment with the Company, such to any individual including other personnel of the Company or an affiliated company, unless such personnel must be informed in connection with their work activities for the Company or for an affiliated company.

The Executive shall not have or keep in his possession any documents and/or correspondence and/or data carriers and/or copies in any manner whatsoever, which belong to the Company or to other companies affiliated with the Company and which have been made available to the Executive as a result of his employment, except insofar as and for as long as necessary for the performance of his work for the Company. In any event the Executive will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies at termination of this agreement or on suspension of the Executive from active duty for whatever reason.

19.	Non-Competition

Without the prior explicit written consent of the Company, the Executive shall not be engaged or involved in any manner, directly or indirectly, for a period of two years after the effective date of termination of the employment agreement in any enterprise which conducts activities in a field similar to or otherwise competes with the core activities of the Company or any affiliated company, nor shall the Executive have any financial interest in any manner, directly or indirectly, in such enterprise, except for ownership of common shares of such enterprise registered at a Stock Exchange. This obligation applies to any work activities or involvement of the Executive within the territory of the European Union.

20.	Penalty

In the event the Executive breaches the obligations as expressed in articles 16, 17, 18 or 19, the Executive shall contrary to article 7:650 sub 3,4 and 5 of the Dutch Civil Code, without notice of default being required, pay to the Company for each such breach a penalty equal to an amount of EUR 100,000 plus a penalty of EUR 5,000 for each day such breach occurs and continues, notwithstanding any other rights the Company may have. The Company is entitled to claim full damages by way of alternative to the penalty .

21.	Severance Payment

If the Company gives notice of termination of this agreement for reasons which are not found in acts or omissions which allow summary dismissal for an urgent cause as referred to in article 7:677/678 of the Dutch Civil Code, the Company shall make available to the Executive a severance payment. This severance payment shall be equal to the aggregate of the following amounts:

i.	Twenty-four months base salary at the annual rate of salary payable immediately before termination. If termination takes place within two years from retirement, then the Executive will, instead of the twenty-four months base salary, receive full salary up to the date of retirement;

	ii.	Two times the average of the bonuses paid to the Executive in respect of the three consecutive financial periods of the Company completed immediately before termination. If termination takes place before the moment on which the Executive has been in the service of the Company for three consecutive financial periods or more, the average shall be calculated on the basis of the financial periods of the Company completed after the date of the commencement of this employment agreement. If termination takes place within two years from retirement, then the Executive shall receive the average bonus pro rata up to the date of retirement instead of two times the average;

	iii.	A sum calculated actuarially by the relevant pension scheme's actuary (acting as an expert and not as an arbitrator) representing two years pension contribution. This shall only come into force if the Executive is not within two years of his natural retirement date. If he is within two years of this date, then the Company pension contributions will be paid up to retirement.

If termination takes place during the first two years of service, the special bonus for the TPG compensation of the pension gap in the amount of EUR 690,840 gross shall be deducted from the above aggregate amount, such as follows: 100% of this amount if the termination of this agreement takes place in the first year of service, 50% of this amount if the termination of this agreement takes place in the second year of service.

The severance payment shall be made available by way of lump sum within one month from the effective date of termination of the employment agreement and shall be made less any statutory withholdings.

22.	Severance Payment in Case of a Change in Control

If the Executive gives notice of termination of this agreement within three months following a Change in Control and as a direct result of this Change in Control, provided the Executive is willing to stay on up to six months following the Change in Control, then the Executive shall be entitled to receive immediately after termination, a Terminal Payment. The Terminal Payment, which shall be made less any statutory withholdings, shall be received by the Executive in full and final settlement of all claims arising out of the Executive's employment with tile Company and/or any subsidiary of the Company or its termination.

In this Clause "Change of Control" means the acquisition by any person, or persons, acting in concert of more than 50 per cent of the issued share capital of tile Company conferring the right to attend and vote at general meetings of the Company or the substantial reorganisation of Company following the sale of the whole or a part of the company and resulting in no or a lesser position for Executive.

In this Clause "Terminal Payment" means the aggregate of the following amounts:

	(i)	Twenty-four months base salary at the annual rate of salary payable immediately before termination. If termination takes place within two years from retirement, then the Executive will, instead of the twenty-four months base salary, receive full salary up to the date of retirement;

	(ii)	Two times the average of the bonuses paid to the Executive in respect of the three consecutive financial periods of the Company completed immediately before termination. If termination takes place before the moment on which the Executive has been in the service of the Company for three consecutive financial periods or more, the average shall be calculated on the basis of the financial periods of the Company completed after the date of the commencement of this employment agreement. If termination takes place within two years from retirement, then the Executive shall receive an average bonus pro rata up to the date of retirement instead of two times the average;

	(iii)	A sum calculated actuarially by the relevant pension scheme's actuary (acting as an expert and not as an arbitrator) representing two years' pension contribution by the Company. This shall only come into force if the Executive is not within two years of his natural retirement date. If he is within two years of this date, then the Company pension contributions will be paid up to retirement.

No further payments will be made as a direct result of a Change in Control, including tax reimbursement on early exercise of stock options, the procedure for which is described in the rules applicable to the scheme.

23.	Special Sign-On Bonus and Executive Education Course 2002 at Stanford

The company recognises that the executive will suffer a loss of income as a direct result of the termination of his previous employment. The income would have consisted of (a right to) shares granted by his previous employer under certain stock option plans and stock award plans. The value of these rights and/or shares lost as a result of the termination of the Executive's previous employment has b<~en calculated at EUR 633,246. The Company shall pay to the Executive as a compensation for the loss of this income a one-time amount of EUR 633,246. This compensation shall be paid either in cash or by way of an annuity payment in accordance with article 11, section 1, subsection g, of the Wet op de loonbelasting. Any tax on this amount shall be for the account of the Executive.

The Company shall pay for the costs of the Executive Education Course at Stanford University as planned and referred to in the offer letter dated 15 April 2002.

24.	Amendments and Previous Agreements

Any amendments and/or supplements to this agreement can only be made by way of a written document signed by both parties.

This agreement supersedes all previous agreements between the Executive and the Company and/or any affiliated company and takes their place.

25.	Governing Law

This agreement is governed by the laws of the Netherlands.

This agreement has been signed and executed in Hoofddorp in duplicate this 9-8-2002.

The Company:	The Executive:
Mr. M. Tabaksblat,	Mr. J.G. Haars
Chairman of the Supervisory Board

Appendix A
To the employment agreement between TPG N.V. and Mr. J.G. Haars date: 9-8-2002.

re:	Bonus incentive plan Board of Management TPG N.V.

1.	Each year, within one week of the Supervisory Board meeting approving the annual accounts with respect to the relevant fiscal year, the Supervisory Board shall award a bonus to the members of the Board of Management.

2.	This bonus is based on the base salary referred to in article 3 of the employment agreement. The bonus shall not be taken into account for the calculation of pension rights, allowances, etc. The "target bonus" amounts to 60% of the yearly base salary.

3.	The calculation of the bonus takes place on the basis of the growth rate of the earnings per share in accordance with the budget. Each year this budget shall be determined in a meeting of the Supervisory Board in the year preceding the relevant fiscal year and the members of the Board of Management shall be informed accordingly. In the meeting of the Remuneration Committee of the Supervisory Board following the adoption of the annual accounts with respect to the relevant fiscal year, the actual results of the budgeted targets shall be established and the bonus shall be determined based on these.

4.		The bonus shall be calculated as follows:
	-	below 90% of target:	no bonus
	-	90% of target:	50% of the yearly salary
	-	100% of target:	60% of the yearly salary (= "target bonus")
	-	120% of target or more:	75% of the yearly salary

With respect to percentages between 90 and 100, 100 and 120 respectively, as established by the Supervisory Board, the bonus shall be determined pro rata.

5.	The bonus shall be paid as follows: 75% in cash and 25% in TPG ordinary shares ("the Shares"). If at least 50% of the Shares allocated are held for a period of three years, then the company will match these Shares by granting additional Shares on a 1:1 basis. The terms and conditions for matching are laid down in the rules of the applicable matching plan. The payment in Shares and matching in Shares will take place under the express condition that at the time of payment or match, such securities transactions are allowed to be executed by the company and grantee under the law and in particular article 46 and next of the Wet Toezicht Effectenverkeer 1995 (prohibition of insider trading) and the TPG rules concerning inside information. If in a year these transactions can not be executed without violating the just mentioned legal provisions, before August 31, the bonus will be paid in cash only (100%).

6.	A bonus shall only be due and payable, if:

	-	the member of the Board of Management remains in the service of the company for the full fiscal year;

	-	the member of the Board of Management is not at any time during the fiscal year, suspended or relieved of their duties;

	-	until such time as the decision referred to in paragraph 1 of this regulation has been reached, the Company has not given notice of termination of the employment agreement because of an urgent cause as referred to in article 7:677 Civil Code or has not meanwhile sought court termination of the employment agreement for a serious cause in the meaning of article 7:685 Civil Code.

7.	The Remuneration Committee has the discretion to grant bonus outside of the above rules of the bonus scheme in case of exceptional circumstances.

In the event of commencement of the employment agreement, reaching the pensionable age or 1ermination of the employment agreement by mutual consent during the fiscal year, the bonus shall, by way of an exception to the above rules, be calculated pro rata and paid accordingly.

Appendix B
To the employment agreement between TPG N.V. and Mr. J.G. Haars date: 9-8-2002.

re:	Share Option Plan TPG N.V.

1.	Each year, within one week of the Supervisory Board meeting approving the annual accounts with respect to the relevant fiscal year , pursuant to a proposal made by the Remuneration Committee of the Supervisory Board, the Supervisory Board shall grant options on shares of TPG N.V. to the members of the Board of Management. The granting of TPG shares will take place under the express condition that at the time of granting, such securities transactions are allowed to be executed by the company and the grantee under the law and in particular under article 46 and next of the Wet Toezicht Effectenverkeer 1995 (prohibition of insider trading) and the TPG rules concerning inside information.

2.	The number of share options is determined annually by the Supervisory Board.

3.	The exercise of the options after the vesting period is subject to performance criteria. Each time options are granted the performance criteria and targets will be determined in a meeting of the Supervisory Board in the year preceding the relevant fiscal year and the members of the Board of Management shall be informed accordingly. The Supervisory Board is entitled to make adjustments to the performance schedule if it is appropriate to do so in its opinion.

4.	Members of the Board of Management shall be obliged to accept the Options and/or SARs granted to them.

5.	No options shall be granted to any eligible member of the Board who is within one year of retirement at his or her contractual (early) retirement date.

6.	The terms and conditions for granting options are laid down in the share option plan rules These rules are determined by the Supervisory Board.

7.	Options will only be granted, if:

-	the member of the Board of Management remains in the service of the company for the full fiscal year;

-	the member of the Board of Management is not suspended or relieved of his duties;

-	until such time as the decision referred to in paragraph I of this regulation has been reached, the Company has not given notice of termination of the employment agreement because of an urgent cause as referred to in article 7:677 Civil Code or has not meanwhile sought court termination of the employment agreement for a serious cause in the meaning of article 7:685 Civil Code.

Appendix C
To the employment agreement between TPG N.V. and Mr. J.G. Haars date: 9-8-2002.

re:	Performance Share Plan TPG N.V.

1.	Each year, after the Supervisory Board meeting approving the annual accounts with respect to the relevant fiscal year, pursuant to a proposal made by the Remuneration Committee of the Supervisory Board, the Supervisory Board shall grant performance shares of TPG N.V. to the members of the Board of Management. The granting of TPG shares will take place under the express condition that at the time of granting, such securities transactions are allowed to be executed by the company and the grantee under the law and in particular under article 46 and next of the Wet Toezicht Effectenverkeer 1995 (prohibition of insider trading) and the TPG rules concerning inside information.

2.	The number of shares is determined annually by the Supervisory Board.

3.	The release of the shares after the performance period is subject to performance criteria. Each time shares are granted the performance criteria and targets will be determined in a meeting of the Supervisory Board in the year preceding: the relevant fiscal year and the members of the Board of Management shall be informed accordingly. The Supervisory Board is entitled to make adjustments to the performance schedule if it is appropriate to do so in its opinion.

4.	Members of the Board of Management shall be obliged to accept the Shares granted to them.

5.	No shares shall be granted to any eligible member of the Board who is within one year of retirement at his or her contractual (early) retirement date.

6.	The terms and conditions for granting shares are laid down in the rules applicable to the performance share plan. These rules are determined by the Supervisory Board.

7.	Shares will only be granted, if:

	-	the member of the Board of Management remains in the service of the company for the full fiscal year;

	-	the member of the Board of Management is not suspended or relieved of their duties;

	-	until such time as the decision referred to in paragraph I of this regulation has been reached, the Company has not given notice of termination of the employment agreement because of an urgent cause as referred to in article 7:677 Civil Code or has not meanwhile sought court termination of the employment agreement for a serious cause in the meaning of article 7:685 Civil Code.

Appendix D
To the employment agreement between TPG N.V. and Mr. J. G. Haars.
Date: June 20th, 2003

The pension scheme.

1.     General

1.1.   The Executive is eligible for old age pension, extra old age pension, supplementary old age pension, disability pension, continuance of pension build-up in case of disability and on behalf of his spouse and children for spouse and orphan's pension in accordance with the clauses of the pensionscheme of the Stichting Ondernemingspensioenfonds TPG, the Reglement Overgangsbepalingen (regulations on transitional provisions) and the addendum to the latter.

1.2   In all cases that are not dealt with in this appendix the clauses of the pension regulations of r- the Stichting Ondernemingspensioenfonds TPG, the regulations on transitional provisions and the addendum to the latter apply. In event of any differences as to the interpretation of any clause the management of the Stichting Ondememingspensioenfonds TPG shall decide after consultation with the Company, taking into account the requirements of reasonableness and fairness.

2.     Old age pension

2.1.   The old age pension commences on the first day of the calendar month in which the Executive reaches the age of 60 and is paid out up to and including the month in which the Executive dies.

2.2   The yearly old age pension is based on the so called "eindloonregeling" and amounts per each full year of participation 2% of the pension basis as mentioned in the pensionscheme of the Stichting Ondernemingspensioenfonds TPG. For a part of a year the yearly old age pension will be determined pro rata. The mentioned percentage is applicable as long as legally possible according to the Dutch Wage Tax Act. Years of participation include also fictitious years of participation caused by a transfer of value (waardeoverdracht).

2.3   The extra old age pension is based on the so called "middelloonregeling" and amounts per each full year of participation 2.25% of the extra pension basis. This extra pension basis is the average bonus over the last 7 years with a maximum of20% of regular salary of the last year.

The mentioned percentage is applicable as long as legally possible according to the Dutch Wage Tax Act. Only the actual years of participation are included.

2.4   The supplementary old age pension as mentioned in the pensionscheme of the Stichting Ondernemingspensioenfonds TPG amounts per each full year of participation 2% of the franchise, as long as legally possible according to the Dutch Wage Tax Act.

3.     Pensionable salary

3.1.   The pensionable salary is the regular annual salary, including holiday allowance.

Exhibit 4.9

Spare Parts Renewal agreement dated 19 February 2004 between TNT Automotive
Logistics S.p.A and Fiat Auto S.p.A. (English translation of Italian agreement)

(Rinnovo Contratti di Servizio)

Parties:

1.	Fiat Auto S.p.A., (hereinafter “FIAT AUTO”) acting in the name and on behalf of itself and all the companies controlled by it (hereinafter the “Controlled Companies”, which shall mean all such controlled companies, and “FIAT AUTO Group” shall mean both the Controlled Companies and Fiat Auto which are parties to the contracts (hereinafter the “Contracts”) indicated in Exhibit “A” hereto, which is an integral part of this agreement (hereinafter the “Agreement”), and

2.	your company TNT (hereinafter “TNT”), acting in the name and on behalf of itself and of all the companies controlled by it (hereinafter the “TNT Controlled Companies” which shall mean all such controlled companies, and “TNT Group” shall mean both the TNT Controlled Companies and TNT), which are parties to the Contracts indicated in Exhibit “A” hereto.

Witnesseth that:
With regard to the Contracts, the FIAT AUTO Group agreed with the TNT Group, inter alia, that:
-	each and all of the Contracts shall have a uniform expiration date, and that
-	for any aspect not expressly regulated in this Agreement, each and all of the Contracts shall contain the same provisions as those contained in the Contracts currently in force, with the exception of the “Greece and Poland Contracts”, each of whom shall be separated in two distinct contracts: one concerning the transportation activities, and the other concerning the warehousing activities, in accordance with the “UK Contract” blueprint (hereinafter the “UK Contract”), included in the list of Contracts under Exhibit “A”

Now, therefore, the parties agree as follows:

1.	The premises and exhibits are an integral part of this Agreement.
2.	Each of the Contracts is hereby renewed until December 31, 2008. The procedure for the renewal of each of the Contracts shall be the following:[ * ]*
3.	Each Contract will continue to be regulated by the tariffs therein indicated, with the following exceptions:
-	the Efficiency Plan contemplated in the following article 4 of this Agreement shall be applied to the tariffs;
-	the parties shall agree on amendments to the structure and value of the tariffs, provided that these amendments shall carry no economic impact.

* Blank spaces contained confidential information which has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

4.	The Efficiency Plan contemplated in this Agreement shall apply to all Contracts. The plan is subdivided in a technical and a commercial part:
-	the technical part is developed in the Technical Schedules attached hereto as Exhibit “B”, which specifically indicate which party shall be responsible for the implementation of the savings. Failure by FIAT AUTO to implement the activities to be carried out by it shall cause a delay in the application of the savings for a corresponding period of time.
-	The commercial part is developed as a reduction of the tariffs in force for each Contract in accordance with the following schedule:
[ * ]*
The savings shall apply to the tariffs in force for each service, unless the parties agree otherwise.
The agreed-upon tariffs shall be negotiated on a yearly basis, considering:
-	the agreed-upon inflation;
-	changes in volumes,
it remaining understood that the tariffs in force at the time shall continue to apply pending negotiations. However, once the agreement on the new tariffs will be reached, the new tariffs shall apply effective from January 1 of the relevant year, and appropriate balances shall be carried out to this end.
5.	FIAT AUTO and TNT are jointly committed to the permanent research of further technical savings, also in consideration of TNT’s competitiveness. Any technical savings generated during the course of the Contracts, not included in the technical schedules attached to the Efficiency Plan, and which will result from the activity of the permanent FIAT AUTO/TNT working group, shall be subdivided 50% between the FIAT AUTO Group and the TNT Group (net of investments).
6.	Should FIAT AUTO decide, further to the adoption of new strategies, to introduce structural variations (e.g.[ * ]) to the methods of distribution and warehousing of the spare parts, with a consequent impact on the revenues, costs, and volumes managed by TNT, the parties shall meet in order to evaluate [ * ] for TNT, and the appropriate method for the [ * ]. [ * ]* By way of example, changes such as the shift from “weekly stock order” to “daily stock order” shall not be considered structural variations.
7.	In addition to the Contractual tariffs and to the Efficiency Plan, FIAT AUTO agrees to pay to TNT, as consideration for studies, designs and implementation of the projects included in the attached technical schedules, an amount of [ * ]*.
The above sum shall, however, be invoiced gradually, during the entire course of implementation of the Efficiency Plan. Therefore, based on a shared forecast, the invoicing timeframe of the sum of [ * ]* shall be the following:

* Blank spaces contained confidential information which has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

-	[ * ]
It is understood that, should the implementation of the Efficiency Plan undergo material changes, the Parties may re-negotiate the above invoicing timeframe, but only in view of an acceleration of payments in favour of TNT.
8.	FIAT AUTO Group recognises that the TNT Group has implemented, and will implement, important investments in order to provide the services included in the Contracts at the conditions of this Agreement. It recognises, furthermore, that the agreement reached among the parties on the Efficiency Plan is based on the possibility for the TNT Group to depreciate these investments during the entire period of duration of the Contracts. Therefore, the Parties agree that, if all or some of the Contracts will terminate for whatever reason prior to their natural expiration date of December 31, 2008, FIAT AUTO will pay to TNT an indemnity for the failure by TNT to fully depreciate its investments. This indemnity is irrevocably quantified in the amounts, fixed and unchangeable, indicated in Exhibit “C” to this Agreement, with the exception of any investments that presently are not contemplated.
9.	The parties declare their availability in participating to studies aimed at the optimization of flows at Fiat Group level.

Should you agree on the above, please retype this document on your letterhead which, together with the Exhibits, is to be addressed to our company as a sign of your acceptance.

Best regards,

Fiat Auto

Exhibits:

A:	List of the Contracts being renewed
B:	Technical schedules of the Efficiency Plan**
C:	Fixed amounts to be paid to TNT in case of early termination of the Contracts.

* Blank spaces contained confidential information which has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
**Exhibit B of this Agreement has not been included in the filing because it consists of lengthy technical specifications that are immaterial and unimportant to an investor's understanding of the Agreement.

Fiat Auto	Exhibit A	Extension of Spare Parts Contract
TNT

Country	TNT Party	FIAT Party	Name of contract	Date
Great Britain	TNT Autologistics Limited	FiatAuto UK Limited	Warehousing Services Contract UK - Fiat Auto Spare Parts	4/18/2003
Great Britain	TNT Autologistics Limited	Fiat Auto UK Limited	Transportation Services Contract UK - Fiat Auto Spare Parts	4/18/2003
France	TNT Automotive Logistics S.A.	Fiat Auto (France) S.A.	Warehousing Services Contract Vatry - Fiat Auto Spare Parts	9/19/2001
France	TNT Automotive Logistics S.A.	Fiat Auto (France) S.A.	Transportation Services Contract Vatry - Fiat Auto Spare Parts	9/20/2001
Spain	TNT Automotive Logistics Espana S.A.	Fiat Auto Espana S.A.	Warehousing Services Contract Spain - Fiat Auto Spare Parts	9/19/2001
Spain	TNT Automotive Logistics Espana S.A.	Fiat Auto Espana S.A.	Transportation Services Contract Spain - Fiat Auto Spare Parts	9/20/2001
Austria	TNT Logistics Austria GMBH	Fiat Automobil GMBH	Service Contract	7/14/1999
Italy	TNT Automotive Logistics S.p.A.	FiatAuto S.p.A.	Fiat Auto Spare Parts Management Contract	9/18/2001
Greece	TNT Automotive Logistics S.A.	Fiat Auto Hellas S.A.	Performance of Services Contract	2/16/1996
Poland	TNT Automotive Logistics Poland Sp.z.o.o.	Fiat Auto Poland S.A.	Service Contract	10/17/1996

FIAT AUTO		Renewal of Spare Parts Contract
TNT	Exhibit C

year of termination of
		Italy		France		Spain		UK		Poland		Austria		Greece		Total
contract	years from 01/2004
prior to 31/12/2004	1	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
01/01/2005 - 31/12/2005	2	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
01/01/2006 - 31/12/2006	3	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
01/01/2007 - 31/12/2007	4	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
01/01/2008 - 30/06/2008	5	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]

Sums are in millions €

The above sums include the value of new investments listed in Exhibit C1. Should the need for new investments arise in order to complete the plan that is the object of this agreement, and should such investments be performed by TNT (without prejudice to the required Fiat Auto consent), the parties undertake to review the values of the above table, including such values the impact of the new investments.

* Blank spaces contained confidential information which has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended .

Exhibit C1

Mln €	2004		2005		2006		2007		2008		TOTALE		Project reference

INVESTMENTS
Shelves	[*	]											[*	]
Software	[*	]											[*	]
Other equipment	[*	]											[*	]
Moulds	[*	]											[*	]
Thermoretraction oven	[*	]											[*	]
Containers	[*	]											[*	]
Packaging equipment	[*	]											[*	]

TOTAL INVESTMENTS	[*	]

START UP COSTS

Redundancy	[*	]									[*	]	[*	]
Dis-saturation of workforce	[*	]									[*	]	[*	]

TOTAL START UP	[*	]									[*	]

TOTAL INVESTMENTS AND COSTS	[*	]									[*	]

amortization in 5 years	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]
amortization in 4 years
amortization in 3 years

TOTAL AMORTIZATION	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]

START UP COSTS	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]

TOTAL AMORTIZATION COSTS + START UP	[*	]	[*	]	[*	]	[*	]	[*	]	[*	]

* Blank spaces contained confidential information which has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended .

Back to Contents

Certifications

I, M.P. Bakker, certify that:

1.	I have reviewed this annual report on Form 20-F of TPG N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarise and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 17 March 2004

/s/ M.P. Bakker
Chief Executive Officer

174	2003 annual report

Back to Contents

I, J.G. Haars, certify that:
1.	I have reviewed this annual report on Form 20-F of TPG N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarise and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 17 March 2004

/s/ J.G. Haars
Chief Financial Officer

2003 annual report	175

Back to Contents

Certifications

I, H.M. Koorstra, certify that:

1.	I have reviewed this annual report on Form 20-F of TPG N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarise and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 17 March 2004

/s/ H.M. Koorstra
Group Managing Director Mail

176	2003 annual report

Back to Contents

I, M.C. Lombard, certify that:

1.	I have reviewed this annual report on Form 20-F of TPG N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarise and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 17 March 2004

/s/ M.C. Lombard
Group Managing Director Express

2003 annual report	177

Back to Contents

Certifications

I, D.G. Kulik, certify that:

1.	I have reviewed this annual report on Form 20-F of TPG N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarise and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 17 March 2004

/s/ D.G. Kulik
Group Managing Director Logistics

178	2003 annual report

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TPG N.V. (the "Company") on Form 20-F for the period ended 31 December 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, M.P. Bakker, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	to my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	to my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

17 March 2004

/s/ M.P. Bakker

M.P. Bakker
Chief Executive Officer

2003 annual report	179

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TPG N.V. (the "Company") on Form 20-F for the period ended 31 December 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J.G. Haars, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	to my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	to my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

17 March 2004

/s/ J.G. Haars

J.G. Haars
Chief Financial Officer

180	2003 annual report

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TPG N.V. (the "Company") on Form 20-F for the period ended 31 December 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, H.M. Koostra, Group Managing Director Mail of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	to my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	to my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

17 March 2004

/s/ H.M. Koorstra

H.M. Koorstra
Group Managing Director Mail

2003 annual report	181

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TPG N.V. (the "Company") on Form 20-F for the period ended 31 December 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, M.-C. Lombard, Group Managing Director Express of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	to my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	to my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

17 March 2004

/s/ M.C. Lombard

M.-C. Lombard
Group Managing Director Express

182	2003 annual report

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TPG N.V. (the "Company") on Form 20-F for the period ended 31 December 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, D.G. Kulik, Group Managing Director Logistics of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	to my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	to my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

17 March 2004

/s/ D.G. Kulik

D.G. Kulik
Group Managing Director Logistics

2003 annual report	183

TPG N.V. P.O. Box 13000 1100 KG Amsterdam The Netherlands Telephone +31 20 500 6000 Fax +31 20 500 7000 www.tpg.com

Royal TPG Post P.O. Box 30250 2500 GG The Hague The Netherlands Telephone +31 70 334 3434 www.tpgpost.nl

TNT P.O. Box 13000 1100 KG Amsterdam The Netherlands Telephone +31 20 500 6500 www.tnt.com