Form 20-F
TPG NV
filed 2005-03-02
CIK 1062573

Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:               to

Commission file number: 1-14824

TPG N.V.
(Exact name of registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organisation)

Neptunusstraat 41 - 63
2132 JA Hoofddorp
The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each	New York Stock Exchange
representing one Ordinary Share

Ordinary Shares, par value € 0.48*

Back to Contents

Annual Report 2004 and Form 20-F

Back to Contents

Table of contents

Table of contents

Street scene, Shanghai

2	TPG Annual Report 2004

Back to Contents

Chapter

	Introduction		5
1	From the CEO		6
2	Information on the company		13
3	The mail division		24
4	The express division		34
5	The logistics division		41
6	Corporate governance		50
7	Report of the Supervisory Board		58
8	Remuneration report		62
9	Code of Business Principles & Corporate Social Responsibility		69
10	Risk factors		73
11	Other financial information on the company		81
12	Financial statements and other information		97
	–	Consolidated balance sheets	100
	–	Consolidated statements of income	102
	–	Consolidated cash flow statements	103
	–	Consolidated statements of changes in shareholders’ equity	104
	–	Notes to the consolidated financial statements	105
	–	Accounting principles for consolidation, valuation, determination
		of results and cash flows	105
	–	Notes to the consolidated balance sheets	109
	–	Notes to the consolidated statements of income	124
	–	Notes to the consolidated cash flow statements	140
	–	Additional notes	143
	–	TPG N.V. corporate balance sheets	155
	–	TPG N.V. corporate statements of income	156
	–	Notes to the corporate balance sheets and statements of income	156
	–	Other information	161
	–	Auditors’ report	161
13	Regulatory environment		164
14	Additional information		169
15	Investor relations		183
	–	Historical table: TPG figures from 2000 through 2004
16	Cross references to Form 20-F		192
	Certifications

	This annual report constitutes TPG N.V.’s annual report for 2004 in accordance with Dutch regulations. It also forms the basis of our annual report on Form 20-F for the year ended 31 December 2004 for the US Securities and Exchange Commission.

	This annual report has been sent in hard copy form to shareholders who have requested to receive a copy and can be viewed on our website, www.tpg.com. The information on our website, however, does not form part of this report.

	TPG N.V. is a public limited liability company registered in the Netherlands with listings on the Amsterdam, New York, London and Frankfurt stock exchanges.

TPG Annual Report 2004	3

Back to Contents

Introduction

01

Introduction

Pedestrian bridge, Shanghai

4	TPG Annual Report 2004

Back to Contents

TO GUIDE YOUR READING OF THIS DOCUMENT, PLEASE FIND BELOW A SUMMARY OF EACH CHAPTER’S CONTENTS.

CHAPTER 1 contains a letter from our CEO Peter Bakker to his fellow shareholders and all other readers discussing – among other things – why we at TPG take our work personally.

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

CHAPTER 6 discusses corporate governance, an area where we have been very active in 2004. This chapter gives an overview of our procedures and the checks and balances that govern the way we manage our company.

CHAPTER 7 contains the report of our Supervisory Board.

CHAPTER 8 sets out our remuneration report. It comprises our remuneration policy and the detailed compensation plan for our Board of Management and Supervisory Board.

CHAPTER 9 deals with corporate social responsibility. Here our code of business principles, as well as our sustainability policy and humanitarian efforts, are outlined.

CHAPTER 10 cautions against forward-looking statements and presents an overview of risk factors concerning our business.

CHAPTER 11 gives some other financial information on the company, in particular with regard to cash flow, liquidity, capital resources and critical accounting policies.

CHAPTER 12 holds our financial statements and other information as required by article 392, part 9, book 2 of the Dutch Civil Code.

CHAPTER 13 deals with our regulatory environment.

CHAPTER 14 contains various pieces of additional information, including our relationship with the State of the Netherlands and a description of the rights attached to our shares.

CHAPTER 15 provides information of interest to our shareholders, including with respect to the performance of our shares.

FINALLY, CHAPTER 16 contains a cross-reference table specifying where the various items required by Form 20-F can be found in this document.

TPG Annual Report 2004	5

Back to Contents

Chapter 01	From the CEO

01

From the CEO

TPG Board of Management

6	TPG Annual Report 2004

Back to Contents

Our business is all about delivering. A letter to a friend across town. Business parcels to the other side of the world. Component parts to an assembly line. Container shipments across the sea. Whatever the cargo, we ensure that goods and documents reach their destinations reliably and efficiently. Delivering is our core competence. But we take it a step further.

In everything we do, we aim not only to deliver, but to deliver more. More service for our customers. More opportunities for our employees. More value for our shareholders. And more benefits for our world. And we can deliver more because we have great people. It is through their work and dedication that our company exists.

OUR GROUP STRATEGY FOR LEADERSHIP
In the beginning of 2004 we introduced a strategy for our group, setting out a clear direction and ambitions. Our mission statement identified our key stakeholders and became the basis for a push to further enhance what we believe is our leading position. One element of our strategy is a move to one brand – TNT – for all our businesses. This move is a clear signal of our commitment to being one company with a comprehensive strategy and shared objectives.

Together, the TNT strategy and all its elements add up to what I have come to call the TNT house. This house represents all that TNT stands for and all that we aspire to achieve.

Our house is underpinned by a solid foundation – our three divisions, Mail, Express and Logistics. The next layer of building blocks is formed by the five areas of our TNT-1 programme (announced last year as “ TPG-1” ): human resources, shared services, key account management, information and communication services and procurement. Next come our three growth initiatives: postal consolidation, China and freight management.

In between the building blocks is the mortar that binds our house and makes it strong: our mission, standards, corporate governance, social responsibility endeavours and our brand. Covering the house are our four critical success factors: satisfied customers, engaged employees, shareholder value and work for the world.

BUILT ON A FIRM FOUNDATION
So what is the state of the TNT house? I’ll start with the foundation. Overall, our three divisions produced strong results in 2004. They weathered the mixed economy and delivered margin improvements across the board, resulting in an operational cash flow of €1 billion. This healthy development enabled us to buy back around 4% of our stock when the State of the Netherlands decided to reduce its holding in our company to around 19%.

The cost flexibility programme we launched in our mail division in 2001 helped employees there to do exceptional job countering 1.5% decline in addressed mail volumes in the Netherlands in 2004. In fact, the volume decline was actually higher than 1.5%;

in 2004, a few additional working days due to holidays falling on weekends, for instance, masked a higher rate of decline. Nonetheless, our mail operating margin reached an outstanding 22.2%.

After years of discussions, the Dutch parliament approved the Postal Vision in 2004, setting forth a clear path towards liberalisation of the Dutch mail market. The plan calls for the Dutch mail market to continue to welcome competition, with full liberalisation from 2007, assuming that the mail markets in the United Kingdom and Germany are also liberalised by that date.

Looking to 2005, although there is no guarantee, I expect organic growth in European Mail Networks to increase further, compensating for the continuing volume decline in the Netherlands. This development should lead to our overall mail revenues remaining stable, though we do not expect our mail margin to remain at the high level of 2004.

Express continued its impressive record of positive quarterly yields, reaching an operating margin of 7.9%. Operationally, the division has delivered great results, with all business units across all geographies contributing. In the coming year, I hope to see further improvement of the operating margin as we move towards our target of a 10% operating margin by 2007.

We are pushing forward with our strategic aim to build the number-one express company in Europe. Further investments in the TNT Express European air hub in Liège, Belgium, as well as in our European road network will expand our capabilities. We will continue to strengthen our domestic positions in a number of countries through acquisitions.

By restoring its margin to 3.7% – excluding the contribution of the Wilson Logistics Group, which we acquired in August 2004 – Logistics also contributed to our good results in 2004. The successful implementation of the Transformation through Standardisation programme helped our logistics employees overcome the difficulties of 2003. We’ve made good progress in turning around logistics operational performance, bringing three of the four loss-making business units back into the black. The one unit where the turnaround has not yet taken hold is France.

In 2005 I foresee continued operating improvements and we need to find a solution for France, as well as an ongoing push for standardisation across the entire logistics division. We must get better still at turning our now-significant scale into a positive trend. We are hopeful that revenue growth will be high, mainly driven by the Wilson acquisition.

TNT-1
Three of the five TNT-1 projects entered implementation phases in 2004, and these will create the first concrete results this year. We are targeting extra revenues through key account management. The procurement team is set to book its first wave of savings through streamlined purchasing initiatives, and we have begun standardising our human resources management across our global business.

TPG Annual Report 2004	7

Back to Contents

Chapter 01	From the CEO

But, to me, TNT-1 is more than a programme intended to achieve extra revenues and cost savings through closer cross-divisional cooperation. It is evidence of the fact that our company is one, with a shared vision and mission, and shared standards. We are one company, 162,000 people strong, striving for leadership in our industry.

And how better to express our aim to be one company than by moving all parts of the group to one brand. We compete on a global level, and operating under one brand will let us make the most efficient use of our marketing budget, as well as to show one face to our customers, who increasingly look to us for multi-country, full-service contracts.

The re-branding will have the biggest impact in the Netherlands, where our company has been part of everyday life for more than two centuries. Exchanging TPG Post red for TNT orange will take some getting used to by both our customers and our employees. The changeover will be gradual, from 2006, to limit costs and to allow time for all our stakeholders to become comfortable with the change. And one thing I can promise: The re-branding will not change the heart of our company. We will continue to be what we are – a great mail, express and logistics company, delivering more through great people.

OUR THREE GROWTH INITIATIVES
The top floor of our TNT house is dedicated to growth. Growth brings energy and excitement and new opportunities for our talented and ambitious employees and our shareholders alike. We believe we made great progress in all three strategic growth areas in 2004 – postal consolidation, China and freight management.

2004 saw the overture of postal consolidation in Europe when the Danish government offered for sale up to 25% of Danish Post. We have entered a non-binding bid and are currently awaiting the next steps in the process. We intend to grow our mail activities organically in all European countries. Alliances are also possible ways to accelerate this growth, but the risk and controls in any deal must be secured in an attractive way.

China is at the top of my agenda. I made six working visits there in 2004, meeting with customers and government officials. In September, the entire Board of Management spent a week in Shanghai, where we opened our new China head office. The country is an economic powerhouse with enormous potential, but to realise its potential and remain competitive, it needs logistical skills to feed and sustain its incredible growth. We feel honoured to help meet these needs, both through our activities and through the TNT China University, which opened in November 2004. In the coming years we hope to help train thousands of students to begin meeting that country’s exploding need for skilled logistics professionals.

China is also the arena in which the TNT-1 approach comes into its own. TNT China is taking the lead for the whole company, addressing the market with a unified TNT product offering in mail, express and logistics – and reaping the fruits of this approach.

In 2004 we took an important first step in freight management with our acquisition of Sweden-based Wilson Logistics Group. I extend a hearty welcome to the 2,300 employees of Wilson,

our new colleagues. I trust you will feel at home in our TNT family.

Our customers, particularly those in Asia, are increasingly demanding integrated logistics solutions, which include freight management. Wilson gives us global capabilities in this area, and we will continue looking to strengthen our freight management presence in the United States and in China.

MAKING OUR HOUSE A POWERHOUSE FOR SOCIETY
The TNT strategy goes beyond our goal to achieve industry leadership. We also aim to achieve social leadership. And just like the TNT house, this goal is built on the solid foundation of our three divisions and the strength of our global TNT brand. Next to those elements come two pillars: transparency & integrity and corporate sustainability.

When assembled together, all these elements fuel our good reputation and that, in turn, fuels our company pride. While it may seem like a rather intangible factor, I happen to believe that pride is perhaps the highest ideal a company can strive for. When we achieve the capacity to instil pride in our employees and inspire our customers and shareholders, then, I believe, we will contribute to a better world and gain social leadership.

MAKING OUR HOUSE SUSTAINABLE
In the area of corporate sustainability 2004 marked a year of progress for us. We are publishing our first corporate sustainability report over 2004. You can find it on our website at tpg.com (although our website does not form a part of this annual report), and we will continue to report on our progress in certification. Our aim is to be as open and transparent as possible about our sustainability efforts.

Part of our sustainability effort is our partnership with the United Nations World Food Programme (WFP). We use our core competencies and business skills to support WFP in five areas: joint logistics supply chain, private sector fundraising, emergency response, transparency and accountability, and school feeding support. In addition to these projects, more than 40,000 people participated in our first global Walk the World fundraising event in 2004. And at the end of the year, we were able to help WFP in its work to help those affected by the disastrous tsunami in Asia.

Our work with the World Food Programme has benefited us as well, not least because it has made our employees more proud of our company. For us in the service industry, customer satisfaction depends on the dedication and quality of our people and their willingness to go the extra mile. Employee engagement is therefore a key performance indicator for us, and our surveys show that our partnership with WFP plays a vital role in strengthening this important measure.

MAKING OUR HOUSE TRANSPARENT
In addition to the operational challenges in our divisions that I have already mentioned, our group as a whole faces challenges: 2005 will be the year we strive to become fully compliant with the Sarbanes-Oxley Act. This is a big undertaking that will affect our entire company, and we aim to get this right.

In response to our review of tax issues in the group, we will continue to formalise, strengthen and adapt, our internal lines of

8	TPG Annual Report 2004

Back to Contents

communication and the functioning and monitoring of the tax, legal and financial reporting functions around the group.

Another important development will be the switch to the new International Financial Reporting Standards, which on 1 January 2005 became applicable to all listed companies in the European Union. We expect to inform all stakeholders about the changes in our financial statements as a result of the new IFRS in an official announcement on 27 April 2005. As always, we maintain our commitment to the transparency of our financial statements and risk factors, and we aim to continue improving their quality.

TNT HOUSE WILL BRING NEW ENERGY IN 2005

As we work together to grasp all of the opportunities and meet all these and other challenges that lay ahead, I am certain we will be inspired with new energy to keep building and improving our TNT house. I thank all my TPG and TNT colleagues for the magnificent job they did in 2004. With your help and support, I am confident that 2005 will also be successful.

Peter Bakker
CEO

TPG Annual Report 2004	9

Back to Contents

Chapter 01

Presentation of Information and Exchange Rates

Unless otherwise specified or the context requires otherwise, “us”, “we”, “our” and the “company” refer to TPG N.V. and all its group companies as defined in Article 2:24b of the Dutch Civil Code.

References to “dollars”, “US dollars” and “$” are to United States dollars, references to “euro” and “€” are to the currency introduced at the start of the second stage of the Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union. Our financial statements are reported in euro. Prior to 1 January 2001 our financial statements were denominated in Dutch guilders. In this annual report we have translated these financial statements into euro using the irrevocably fixed conversion rate applicable since 1 January 1999 (€1 = NLG 2.20371).

Comparative financial statements reported in euro depict the same trend as would have been presented if TPG N.V. had continued to present financial statements in Dutch guilders. The amounts relating to periods prior to the introduction of the euro will not be comparable to the amounts reported by other companies that were restated from currencies other than the Dutch guilder.

Our financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). For a description of the differences between Dutch GAAP and US GAAP that affect the reconciliation of our Dutch GAAP net income and shareholders’ equity to those under US GAAP, see note 29 to our consolidated financial statements.

US dollar amounts presented are unaudited and have been translated solely for your convenience from euro into US dollars at an exchange rate of $1.3538 per €1.00, the noon buying rate in The City of New York on 31 December 2004 for cable transfers as certified by the Federal Reserve Bank of New York. We do not represent that the US dollar amounts presented in the US dollar convenience translations or any amounts translated from euro into any other currency could have been converted from euro at the rates indicated.

10	TPG Annual Report 2004

Back to Contents

SELECTED FINANCIAL DATA
The selected consolidated financial income statement data for each of the years in the three-year period ended 31 December 2004 and the selected consolidated financial balance sheet data for each of the years in the two-year period ended 31 December 2004 have been derived from our audited financial statements and the related notes included in chapter 12 of this report. The selected consolidated financial data for earlier years have been derived from our audited financial statements not included in this report.

We have acquired a number of companies and businesses during the years to which the following financial data relates, which limits the comparability of our year-on-year figures.

Income statement data

	Year ended at 31 December

	2004		2003	2002	2001	2000[1]

	US$	€	€	€	€	€

Amounts in accordance with Dutch GAAP:
Net sales	17,038	12,585	11,785	11,662	10,979	9,810
Total operating revenues	17,105	12,635	11,866	11,782	11,218	9,936
Total operating expenses	(15,516)	(11,461)	(11,099)	(10,724)	(10,201)	(9,115)
Total operating income	1,589	1,174	767	1,058	1,017	821
As % of total operating revenues	9.3	9.3	6.5	9.0	9.1	8.3

Income before income taxes	1,485	1,097	675	950	924	761
Net income	903	667	300	599	585	473
Net income per ordinary share (in cents) [2]	190.8	140.9	63.1	126.1	123.2	99.1
Net income per diluted ordinary share (in € cents) [3]	190.5	140.7	63.1	126.1	123.0	99.1
Dividend per share paid in the year (in cents)	67.7	50.0	43.0	39.0	37.0	36.0
Dividend per share declared in the financial year (in cents) [4]	77.2	57.0	48.0	40.0	38.0	36.0
Issued share capital	311	230	230	230	230	217

Amounts in accordance with US GAAP:
Net sales	17,039	12,586	11,786	11,656	10,979	9,810
Total operating income	1,611	1,190	738	1,159	932	716
Income before income taxes	1,497	1,106	666	1,049	839	661
Net income	967	714	332	717	484	408
Net income per ordinary share (in cents) [2,5]	205.6	151.9	69.9	150.9	101.9	85.5
Net income per diluted ordinary share (in cents) [3,5]	205.4	151.7	69.8	150.9	101.9	85.5

(in millions, except percentages and per share data)
1	Restated to reflect changes in our accounting principles.
2	In 2004 based on an average of 473,387,568 ordinary shares (2003: 475,082,945; 2002: 475,021,075; 2001: 475,008,754; and 2000:477,146,660).
3	In 2004 based on an average of 473,980,133 diluted ordinary shares (2003: 475,356,130; 2002: 475,022,482; 2001: 475,084,174; and 2000: 477,146,660).
4	For 2004 on a proposed basis.
5	In 2004 based on an an average of 469,955,054 ordinary and 470,547,635 diluted ordinary shares. This relates to the second tranche of our share repurchase from 5 January
2005, which for US GAAP reporting has been accounted for as of 29 September 2004 (see note 29 to our consolidated financial statements).

TPG Annual Report 2004	11

Back to Contents

Chapter 01

Selected financial data

		Year ended and position at 31 December
	2004		2003	2002[1]	2001[1]	2000[2]

	US$	€	€	€	€	€

Amounts in accordance with Dutch GAAP:
Total assets	11,212	8,282	7,915	8,266	8,454	7,596
Group equity [3]	3,769	2,784	2,986	2,979	2,613	2,199
As % of total liabilities and group equity	33.6	33.6	37.7	36.0	30.9	28.9
Provisions	1,675	1,237	817	1,036	1,173	1,311
Long-term liabilities	2,228	1,646	1,661	1,661	1,789	577
Short-term liabilities	3,540	2,615	2,451	2,590	2,879	3,509

Mail financial data
Total operating revenues	5,280	3,900	3,915	4,005	3,896	3,706
Depreciation and impairments of PP&E [4]	152	112	104	102	99	86
Amortisation and impairments of other intangibles	24	18	16	6
Earnings from operations [5]	1,171	865	820	804	781	713
Amortisation and impairments of goodwill	43	32	54	30	19	24
Total operating income	1,128	833	766	774	762	689
As % of total mail operating revenues	21.4	21.4	19.6	19.3	19.6	18.6
Total assets [6]	3,172	2,343	2,078	2,181	2,342	1,805

Express financial data
Total operating revenues	6,357	4,696	4,251	4,175	3,910	4,145
Depreciation and impairments of PP&E [4]	179	132	123	122	111	108
Amortisation and impairments of other intangibles	35	26	23	15	7	1
Earnings from operations [5]	505	373	276	246	157	156
Amortisation and impairments of goodwill	69	51	53	54	52	55
Total operating income	436	322	223	192	105	101
As % of total express operating revenues	6.9	6.9	5.2	4.6	2.7	2.4
Total assets [6]	4,304	3,179	3,192	3,250	3,257	3,445

Logistics financial data
Total operating revenues	5,525	4,081	3,735	3,610	3,353	2,179
Depreciation and impairments of PP&E [4]	119	88	104	88	81	49
Amortisation and impairments of other intangibles	11	8	5
Earnings from operations [5]	207	153	24	157	190	110
Amortisation and impairments of goodwill	85	63	227	70	68	19
Total operating income	122	90	(203)	87	122	91
As % of total logistics operating revenues	2.2	2.2	(5.4)	2.4	3.6	4.2
Total assets [6]	3,736	2,760	2,645	2,835	2,855	2,346

Amounts in accordance with US GAAP:
Total assets	11,312	8,356	8,119	8,490	8,388	7,398
Group equity [3]	3,575	2,641	3,163	3,128	2,653	2,340
As % of total liabilities and group equity	31.6	31.6	39.0	36.8	31.6	31.6
Provisions	1,676	1,238	804	1,091	1,066	1,250
Long-term liabilities	2,170	1,603	1,678	1,681	1,789	577
Short-term liabilities	3,891	2,874	2,474	2,590	2,880	3,231

(in millions, except percentages)
1	Figures for 2001 and 2002 have been restated to reflect the transfer of Innight services from express to logistics.
2	Restated to reflect changes in our accounting principles.
3	From 1 January 2003, dividends proposed, but not yet declared, have been presented as a component of equity instead of as a liability. Balances for earlier dates have been adjusted for purposes of comparison.
4	PP&E = property, plant and equipment.
5	We define earnings from operations as operating income excluding the amortisation and impairment of goodwill. See “Earnings from operations” in chapter 2.
6	Identifiable assets used jointly for the divisions have been allocated based on estimated usage.

12	TPG Annual Report 2004

Back to Contents

02

Information on the company

TPG Annual Report 2004	13

Back to Contents

Chapter 02	Information on the company

Group business description

TPG N.V. is a company with limited liability and was incorporated under the laws of the Netherlands on 29 December 1997. We changed our name from TNT Post Group N.V. in August 2001. Our registered address is Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands. Our telephone number is +31 20 500 6000.We were formed in connection with the consummation of a demerger transaction pursuant to which our former parent company, Koninklijke PTT Nederland NV (KPN), demerged its mail, express and logistics divisions. Although the demerger became effective on 28 June 1998, its arrangements were effectively retroactive to 1 January 1998.

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

The State of the Netherlands is our largest shareholder. The State holds a special share that gives it the right to approve certain fundamental decisions with respect to us. The State also owns approximately 18.6% of our outstanding ordinary shares as of the date of this annual report. The State has indicated its intention to further reduce its shareholding to approximately 10% of our ordinary shares. See chapter 12, note 26.

MISSION & STRATEGY
Mission
Our mission is to exceed customers’ expectations in the transfer of their goods and documents around the world.

Our mission is to deliver value to our customers by providing the most reliable and efficient solutions in distribution and logistics.

Our mission is to lead the industry by:

•	instilling pride among our people,
•	creating value for our shareholders, and
•	sharing responsibility for the world in which we live.

Objectives and Strategy
Our strategy is based on the following five elements:

•	Our business is to deliver the products of our customers, and our portfolio of businesses is derived from that.
•	Our individual businesses have strong strategies underpinned by value-based management.
•	We exploit the strength of our portfolio of businesses through co-operation between the businesses in approaching customers and sharing resources. We believe the combination of our businesses will accelerate our growth through new customers, geographies, new alliances and possibly new (combinations of) services.
•	We intend to develop new home markets and other growth opportunities to solidify our position and to offer exciting career opportunities to many of our talented employees. These opportunities include China and other emerging markets, freight management and postal consolidation.
•	Our brand reputation and employee pride and satisfaction are the two most important assets we manage.

In January 2004, we discussed our company-wide values during our annual senior management meeting. The discussion resulted in the adoption of these standards that represent our commitments:

•	aim to always satisfy our customers,
•	challenge and improve all we do,
•	be passionate about our people,
•	act as a team,
•	be honest, always,
•	measure success through sustainable profit, and
•	work for the world.

At the start of 2004, we have announced the implementation of a new group strategy and mission statement intended to result in a different approach in the way we conduct our business, the TNT-1 programme.

Our TNT-1 programme aims at maximising the group’s revenue and cost synergies and commenced in 2004 with the mobilisation of five cross-divisional implementation teams for human resources, shared services, key account management, services and procurement. Important achievements include key account management pilot studies and a first phase of reviews of procurements of purchasing reviews.

In addition, during 2004 three specific areas of expected growth have been confirmed: China, postal consolidation and freight management.

ACCELERATE GROWTH IN CHINA
China’s economy has grown into the sixth largest in the world today (source: Global Insight WMM 2Q 2004). Its logistics market is already the world’s third largest, and its express market is estimated to be become the sixth largest by 2010 (source: McKinsey). With China’s direct mail items per capita measuring

14	TPG Annual Report 2004

Back to Contents

only a tenth of Europe’s top-tier markets, we estimate that the opportunities in the Chinese direct mail market are significant.

We have taken concerted actions to move our business in China forward. We have started to establish an integrated management team with the goal of setting up a single mail, express and logistics company in China. We have incorporated a wholly owned international holding company, TNT (China) Holding co. Ltd., to give us better access to the market. Through this integrated company, we aim to realise cost efficiencies and align our strategies for China across divisions.

We have expanded our express network in China of TNT-owned branches from 12 to 25 in the first half of this year. Our automotive logistics joint venture, Anji-TNT, renewed its automotive logistics contract with Shanghai Volkswagen for inbound, finished vehicle distribution and aftermarket services. We believe that we are the only third party logistics company in China to cover the complete automotive supply chain as a result of the renewal of this contract with Shanghai Volkswagen. In terms of local partnerships, we have expanded our cooperation with China Post to the mail business where our mail team has been working as their network efficiency consultants.

For our business to continue expanding in China, we recognise the critical importance of building local talent. Working in partnership with the prestigious Shanghai Jiaotong University, we opened the TNT China University in November 2004 with the goal of training and imparting professional and business skills to our employees.

BUILD ON THE LEADERSHIP POSITION OF TPG POST IN THE POSTAL INDUSTRY
We have continued to pursue a leading position in the European mail market. We strive to be the leading pan-European postal company as national markets open up for competition. As a result of further liberalisation we also explore value-creating opportunities when stakes in postal operators that are currently in the hands of national governments are divested. Our current involvement in the sale process of a 25% stake in Denmark Post since December 2004, is an example of this.

EXPAND BUSINESS PORTFOLIO TO INCLUDE FREIGHT MANAGEMENT
We have reiterated our stated ambition in growing into freight management which, in 2004, resulted in the acquisition of the Swedish freight management company Wilson Logistics Holding AB. See page 42. The need for freight management capabilities is driven by customer demand and the desire to achieve a better balance in our portfolio of businesses.

REBRANDING
To highlight the increasing internationalisation of our company, we have decided to submit a proposal to the annual general meeting that is expected to take place on 7 April 2005 to change the statutory name of our company to TNT N.V., see chapter 14. After the name change, we will operate globally under the brand TNT for all our activities from 2006. Operating under one brand will increase the recognition of our group worldwide and allow for more efficient communication on the services we provide. It will also symbolise the cohesion between the three divisions within our company: mail, express and logistics.

In the Netherlands, we currently offer our postal services mainly under the brand TPG Post. We have been granted the right to affix the designation “Royal” to our subsidiary TNT Post B.V. after the name change. We presently offer postal services in eight European countries, partly under the name TNT. The name change in the company will be accompanied by a change of colour to orange for the entire group.

Seasonality
Our domestic mail business is seasonal in that it is affected by public and local holiday patterns and especially by the distribution of Christmas greeting cards and presents during December.

The express business is seasonal in that it is affected by public and local holiday patterns and adverse weather conditions.

Our logistics business is seasonal in that it is affected by the seasonal slowdown of the target sector we focus on, the automotive sector. Typically the second quarter of the year (April through June) is the best quarter of the year.

Our newly acquired freight management business shows a pattern that the second half of the financial year is consistently better than the first half and in particular the last quarter (October through December) is the best quarter of the year. The reasons are mainly that:

•	the average number of working days in the first half of the year is lower in the second half year, and
•	one of our targeted industries is textile (from Asia into Europe) and in winter the clothes are heavier than in summer, which increases the average weight we forward.

MARKET TRENDS
We believe that globalisation is a trend driving the world economy. We believe that globalisation will continue but it will affect our divisions in different ways. In the mail industry, operators are still organised on largely national lines. However, with our European Mail Networks and other international ambitions, we seek to establish a leading international position in mail.

In the express industry, we see that the majority of flows of documents and parcels remain within national or continental boundaries. Thus, our strategy is to build operational excellence within regions, particularly Europe and Asia.

In logistics, our customers are increasingly global, with either global supply chains or global operating standards, so we seek to match these trends with our own capabilities and geographic coverage. Freight management is already a global business, for example in the conveyance of goods manufactured in China, and other parts of the Far East, to the major consumer markets of Europe and North America.

TPG Annual Report 2004	15

Back to Contents

Chapter 02	Information on the company

OUR COMMITMENT TO COMMUNITY
We strive to improve the social and environmental impact of our business on communities around the world. We aspire to help people realise their potential and to meet the needs of the current generation, without producing a poorer world for future generations. To meet these aspirations, we subscribe to the United Nations Global Compact, which embraces, supports and enacts a range of values in the areas of human rights, labour standards and the environment that we can influence. See chapter 9.

Since 2003, we have been actively involved in the World Economic Forum’s logistics and transport sector corporate citizenship initiative.

Corporate Philanthropy
We have established a strategic partnership with the United Nations World Food Program (WFP), in which we share logistical resources and know-how in the fight against hunger. This partnership is more fully described in chapter 9.

In June, thousands of TNT and WFP personnel, with their friends and families, participated in “Walk the World”, a sponsored walk encompassing over 70 countries.

Environment
We are committed to protecting the environment. This includes promoting the reduction of emissions through efficient route planning, the use of cleaner alternative fuels, and replacement road vehicles and aircraft by cleaner versions. In 2004, we increased the coverage of ISO 14001 certified environmental management systems in the group and introduced the Dow Jones corporate sustainability assessment. We report our progress in our annual corporate sustainability report.

Governance
We are committed to good corporate governance, including early compliance with almost all aspects of the Dutch Corporate Governance Code. We have fully embraced the spirit of corporate governance reform, rather than merely meeting minimum compliance standards. We have introduced procedures and policies covering “whistle-blowing”, auditor independence and Sarbanes-Oxley compliance, under the supervision of our audit committee.

Reputation
At all times, we seek to maintain transparency. This was recognised in 2004 by TPG winning the prestigious Henri Sijthoff prize for the best annual report in the Netherlands and for the best corporate website, issued by the Netherlands’ leading financial newspaper.

Group financial review

	As of and for the year ended at 31 December

	2004		2003	2002[1]

	US$	€	€	€

Divisional operating revenues [2]
Mail	5,280	3,900	3,915	4,005
Express	6,357	4,696	4,251	4,175
Logistics	5,525	4,081	3,735	3,610

Total	17,162	12,677	11,901	11,790
Non-allocated	32	24	17	35
Intercompany eliminations	(89)	(66)	(52)	(43)

Total operating revenues [3]	17,105	12,635	11,866	11,782

Depreciation, amortisation and impairments	722	533	711	490
Total operating income	1,589	1,174	767	1,058
As % of total operating revenues	9.3	9.3	6.5	9.0
Net income	903	667	300	599

Capital expenditure on property, plant and equipment	393	290	287	398
Average total capital [4]	10,964	8,099	8,091	8,360
Return on average total capital (%) [5]	14.5	14.5	9.5	12.7

(in millions, except percentages)
1.	Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics, effective 1 January 2003.
2.	For net sales by geographic area see note 15 to our consolidated financial statements.
3.	Includes net sales and other operating revenues. See notes 15 and 16 to our consolidated financial statements.
4.	Average of the total assets at year end and the prior year end.
5.	Calculated as total operating income as a percentage of average total capital.

16	TPG Annual Report 2004

Back to Contents

In 2004, we had total operating revenues of €12,635 million. Our mail division accounted for 30.9% our operating revenues, 71.0% of our operating income and 62.2% of our earnings from operations (operating income excluding goodwill amortisation and impairment and non-allocated operating income/expense – see “Earnings from operations” on this page). Our express division accounted for 37.2% of our operating revenues, 27.4% of our operating income and 26.8% of our earnings from operations. Our logistics division accounted for 32.3% of our operating revenues, 7.7% of our operating income and 11.0% of our earnings from operations.

The information in the chapters “Information on the company”, “The mail division”, “The express division”, “The logistics division” and “Other financial information on the company” should be read together with our consolidated financial statements.

Key factors that affect our results of operations include:

•	the volumes of mail we deliver,
•	the number of shipments transported through our networks,
•	the mix of services we provide to our customers,
•	the prices we obtain for our services,
•	the average number of working days in a year,
•	our ability to manage our capital expenditures and operating expenses,and
•	our ability to match our operating expenses to shifting volume levels.

Our mail and express divisions provide services to customers and account for revenue for those services on a daily basis; results of operations are therefore influenced by the average number of working days in a year.

We use total operating revenues, i.e. net sales plus other operating revenues, to assess the performance of our divisions. We believe that other operating revenues are a recurring element and allocate them to divisions when we review their performance. See note 16 to our consolidated financial statements for a description of other operating revenues.

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

The results for 2002 of our express and logistics divisions have been retroactively adjusted for consistency to reflect the transfer of our Innight business from express to logistics in January 2003. Operating revenues of our mail lines of business have been retroactively adjusted to reflect a more accurate elimination of intra-division transactions.

EARNINGS FROM OPERATIONS
This annual report contains a non-GAAP financial measure, within the meaning of applicable Securities and Exchange Commission rules, that we believe is useful for investors. This financial measure is earnings from operations, which is used by our management as a supplemental measure to evaluate the performance of our businesses. We believe that when viewed with our GAAP results and the accompanying reconciliations, it provides a more complete understanding of factors and trends affecting our businesses than the GAAP results alone.We understand that investors and analysts regularly rely on non-GAAP financial measures such as earnings from operations to provide a financial measure by which to compare a company’s assessment of its operating performance against that of other companies in the same industry.This non-GAAP financial measure is not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

We define earnings from operations as operating income excluding the amortisation and impairment of goodwill.Thus, earnings from operations is most directly comparable to the GAAP measure operating income. Reconciliations of this non-GAAP financial measure to the GAAP financial measure of operating income are found in the “Operating income” tables throughout this annual report.

TPG Annual Report 2004	17

Back to Contents

Chapter 02	Information on the company

RESULTS OF OPERATIONS

Consolidated group results

	Year ended at 31 December

	2004		%	2003	%	2002

	US$	€	VARIANCE	€	VARIANCE	€

Total operating revenues	17,105	12,635	6.5	11,866	0.7	11,782
Total operating expenses	(15,516)	(11,461)	(3.3)	(11,099)	(3.5)	(10,724)

Total operating income	1,589	1,174	53.1	767	(27.5)	1,058
As % of total operating revenues	9.3	9.3		6.5		9.0
Net financial expense	(104)	(77)	16.3	(92)	14.8	(108)
Income taxes	(579)	(428)	(16.3)	(368)	(7.9)	(341)
Results from investments in affiliated companies	(4)	(3)	50.0	(6)	(20.0)	(5)
Minority interests	1	1	200.0	(1)	80.0	(5)

Net income	903	667	122.3	300	(49.9)	599
Net income per diluted ordinary share (in eurocents) [1]	190.5	140.7	123.0	63.1	(50.0)	126.1

(in millions, except percentages and per share data)
1.	In 2004 based on an average of 473,980,133 diluted ordinary shares (2003: 475,356,130; 2002: 475,022,482; 2001: 475,084,174; and 2000: 477,146,660).

Operating revenue by division

	Year ended at 31 December

	2004		%	2003	%	2002[1]

	US$	€	VARIANCE	€	VARIANCE	€

Mail	5,280	3,900	(0.4)	3,915	(2.2)	4,005
Express	6,357	4,696	10.5	4,251	1.8	4,175
Logistics	5,525	4,081	9.3	3,735	3.5	3,610
Non-allocated	32	24	41.2	17	(51.4)	35
Intercompany eliminations	(89)	(66)	(26.9)	(52)	(20.9)	(43)

Total operating revenues	17,105	12,635	6.5	11,866	0.7	11,782

(in millions, except percentages)
1.	Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Operating income

	Year ended at 31 December

	2004		%	2003	%	2002[1]

	US$	€	VARIANCE	€	VARIANCE	€

Earnings from operations by division:
Mail	1,171	865	5.5	820	2.0	804
Express	505	373	35.1	276	12.2	246
Logistics	207	153	537.5	24	(84.7)	157

Total earnings from operations	1,883	1,391	24.2	1,120	(7.2)	1,207
Amortisation and impairment of goodwill	(198)	(146)	56.3	(334)	(116.9)	(154)
Non-allocated operating income / (expense)	(96)	(71)	(273.7)	(19)	(480.0)	5

Total operating income	1,589	1,174	53.1	767	(27.5)	1,058

(in millions, except percentages)
1.	Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

18	TPG Annual Report 2004

Back to Contents

Total operating revenues increased by 6.5% in 2004 compared to 2003. Operating income increased by 53.1%, mainly due to:

•	productivity improvements and cost control in our mail division,
•	growth in our express division,
•	a successful recovery of the profitability of our logistics division,
•	the 2003 goodwill impairment of €183 million in our logistics and mail divisions,
•	asset impairments of €10 million in 2003, and
•	€67 million of costs associated with the Transformation through Standardisation programme in our logistics division in 2003.

The mail division’s operating revenues declined by 0.4% in 2004 mainly due to a decrease in addressed Mail Netherlands volumes (-1.5%). On a comparable number of working days basis, this volume decline amounted to -3.2%. These volumes continued to decline as a result of growing competition, substitution and customers suspending their mailings. Our mail division focused on quality and margin to defend its market position. The mail division’s operating income increased by 8.7%, primarily due to cost control in Mail Netherlands, a favourable net result of €25 million after the unwinding of our contract with an insurance company for future wage guarantees and various social measures, which are discussed in detail in chapter 3 – “The mail division”, and a goodwill impairment of €20 million in 2003. Earnings from operations increased by 5.5%.

Our express division achieved 10.5% higher operating revenues compared to 2003 due to a strong performance in their international businesses and an increased number of working days, despite mixed economic conditions especially in their key national markets. Through offering the right products, competitive pricing and having an efficient sales process our express division was able to show this performance. Express operating income increased by 44.4%, primarily due to continued focus on the division’s standard commercial policies and achieving further operating efficiencies. These further operating efficiencies were achieved by continuing to share best operating practices throughout their business and investing in operations and information systems aimed at further improving the service quality. Earnings from operations increased by 35.1%.

During 2004 our logistics division delivered a €346 million (9.3%) increase in operating revenues compared to 2003, of which €258 million arose as a result of the inclusion of the results of newly-acquired businesses (net of disposals), primarily the Wilson freight management business. The logistics division generated operating income of €90 million. This represents a €293 million improvement over the prior year. After adjusting the 2003 comparative figures to reflect the additional charges in 2003 of €163 million of costs for goodwill impairments, €10 million of costs for asset impairments and €69 million of various costs associated with the Transformation through Standardisation programme, logistics operating income improved by €51 million in 2004, with earnings from operations increasing €50 million, including a net acquisition impact of €10 million.

Cash generation for the group remained strong with higher cash flow from operations partly offset by cash used for the acquisition of Wilson and the repurchase of our shares owned by the State.

Group Operating Revenues
2004
Total operating revenues increased by €769 million (6.5%) to €12,635 million compared to 2003. This amount resulted mainly from an increase of €445 million related to our express division and an increase of €346 million related to our logistics division, of which €258 million was attributable to newly-acquired businesses (primarily Wilson). Revenue development in our mail division remained flat. Included in the non-allocated operating revenue was €16 million of revenues from our subsidiary Global Collect B.V., a payment provider.

Organic growth, defined as the growth calculated against last year’s foreign exchange rates and excluding the effect from the first-time consolidation of acquisitions and the deconsolidation of disposals, was responsible for 5% of total operating revenue growth, and acquisitions accounted for 2.1%, but this growth was partly offset by a 0.6% decrease attributable to changes in foreign exchange rates. The effect of changes in foreign exchange rates was mainly due to the appreciation of the euro against the US dollar, the Australian dollar, the Canadian dollar and the UK pound.

2003
Total operating revenues increased by €84 million (0.7%) to €11,866 million compared to 2002. This amount resulted from a decrease of €90 million related to our mail division, an increase of €76 million related to our express division, an increase of €125 million related to our logistics division, and the remaining was attributable to a decrease in non-allocated items and inter company eliminations of €27 million. Included in the non-allocated operating revenue was €13 million of revenues from Global Collect.

Overall, the distribution of operating revenues remained in line with our strategy of spreading our operating revenues equally over our three divisions. Organic growth was responsible for 3.8% of total operating revenue growth, and acquisitions accounted for 0.7%, but this growth was partly offset by a 3.8% decrease attributable to changes in foreign exchange rates. The effect of changes in foreign exchange rates was mainly due to the appreciation of the euro against the US dollar, the Australian dollar, the Canadian dollar and the UK pound.

TPG Annual Report 2004	19

Back to Contents

Chapter 02	Information on the company

Group Operating Expenses

	Year ended at 31 December

	2004		%	2003	%	2002

	US$	€	VARIANCE	€	VARIANCE	€

Cost of materials	812	600	9.9	546	(1.4)	554
Work contracted out and other external expenses	7,124	5,262	7.0	4,920	2.3	4,810
Salaries and social security contributions	5,828	4,305	3.4	4,163	3.4	4,027
Depreciation, amortisation and impairments	722	533	(25.0)	711	45.1	490
Other operating expenses	1,030	761	0.3	759	(10.0)	843

Total operating expenses	15,516	11,461	3.3	11,099	3.5	10,724

(in millions, except percentages)

2004
Total operating expenses increased by €362 million (3.3%) to €11,461 million compared to 2003. Overall, the organic growth in operating expenses was 1.6%, the increase due to acquisitions effective in 2003 (including DocVision B.V., Blitzpunkt GmbH, Werbeagentur Fischer GmbH, Full Service Srl. and Archive and Data Storage Ltd.) and in 2004 (including Wilson, Koc Group Turkey (remaining shares), Overtrans Srl. (remaining shares), Höfinger Haushaltswerbung GmbH (remaining shares), Prime Vision B.V., Seducom B.V. and our joint venture with Essent N.V., Cendris BSC Customer Contact) was 2.2%, and changes in foreign exchange rates had a positive effect of 0.6%. Our gross margin, defined as the total operating income as a percentage of operating revenues, increased from 6.5% in 2003 to 9.3% in 2004. The 2003 percentage was suppressed by the goodwill impairments and asset impairments in 2003.

Total cost of materials increased by €54 million (9.9%) compared to 2003. Organically, cost of materials increased by €68 million (12.5%), mainly due to higher fuel costs incurred in our express division (€23 million) and higher costs in our logistics division (€42 million). The organic cost increase was partly offset by the effect of disposals in 2004 (primarily DFDS Transport Logistics joint venture and Denis Bodden N.V./SA) by €13 million (-2.4%).

Work contracted out and other external expenses related to fees paid for sub-contractors, consultants, rent and leases. Total work contracted out and other external expenses increased by €342 million (7.0%) for 2004 compared to 2003. Acquisitions and disposals in 2003 and 2004 contributed €213 million (4.3%) to the increase. €169 million of the increase (3.5%) was primarily revenue related and reflected organic growth, especially in our express division. Changes in foreign exchange rates offset these cost increases by €40 million (-0.8%).

Salaries and social security contributions increased by €142 million (3.4%) compared to 2003. Acquisitions and disposals in 2003 and 2004 contributed €15 million (0.4%) to the increase. Excluding the favourable net result of €25 million, regarding the settlement for future wage guarantees and various social measures (as described in chapter 3 – “The mail division”), salary costs increased organically by €164 million (3.9%), and reflected the 0.8% increase in our average number of full-time employee equivalents, wage increases for employees and higher social security contributions. The trend of replacing more expensive labour with less expensive labour in order to reduce operating costs in our mail division continued in 2004. Changes in foreign exchange rates offset these cost increases by €12 million (-0.3%).

Depreciation, amortisation and impairments decreased by €178 million (-25.0%) compared to 2003. If adjusted for the effect of goodwill and asset impairments of €193 million made in 2003 and €11 million in 2004, there is an organic increase of €4 million. Acquisitions in 2003 and 2004 further increased the costs by €3 million (0.4%). Changes in foreign exchange rates decreased these costs by €3 million (-0.4%).

Other operating expenses included items such as marketing expenses, restructuring costs, bad debt expenses, insurance costs, and various other operating costs. Other operating expenses increased by €2 million (0.3%) compared to 2003. Acquisitions in 2003 and 2004 contributed €28 million (3.7%) to the increase. Organically, other operating expenses decreased €19 million (-2.5%) mainly due to the cost programmes in our mail and logistics divisions. Changes in foreign exchange rates further offset the cost increases by €7 million (-0.9%).

2003
Total operating expenses increased by €375 million (3.5%) to €11,099 million compared to 2002. Overall, the organic growth in operating expenses was 6.5%, the increase due to acquisitions effective in 2002 (including Cerilly Invest SA, Bleckmann Group B.V., Société des Transports Nicolas Frères SA and our 50% joint venture with DSV A/S, TNT DFDS Transport Logistics) and in 2003 (including DocVision, Blitzpunkt GmbH, Fischer, Full Service and Archive and Data Storage) was 0.9%, and changes in foreign exchange rates had a negative effect of 3.9%. Our gross margin, defined as the total operating income as a percentage of operating revenues, declined from 9.0% in 2002 to 6.5% in 2003, primarily due to the goodwill impairments and asset impairments mentioned below.

Total cost of materials decreased by €8 million (-1.4%) compared to 2002. Acquisitions effective in 2002 and in 2003 increased total cost of materials by €24 million (4.3%). Organically, cost of materials decreased by €16 million (-2.8%) primarily as a result

20	TPG Annual Report 2004

Back to Contents

from the focus on cost control in our mail division. Changes in foreign exchange rates further decreased these costs by €16 million (-2.9%).

Total work contracted out and other external expenses increased by €110 million (2.3%) for 2003 compared to 2002. Acquisitions in 2002 and 2003 contributed €38 million (0.8%) to the increase. €287 million of the increase (6%) was primarily revenue related and reflected organic growth, especially in our express and logistics divisions. Changes in foreign exchange rates offset these cost increases by €215 million (-4.5%).

Salaries and social security contributions increased by €136 million (3.4%) compared to 2002. Acquisitions in 2002 and 2003 contributed €23 million (0.6%) to the increase. An increase of €258 million (6.4%) was primarily revenue related and reflected the 6.9% organic increase in our average number of full-time employee equivalents and wage increases for employees, furthermore €37 million higher pension costs attributed to the increase. In our mail division, we experienced trend of replacing more expensive labour with less expensive labour in order to reduce operating costs. Changes in foreign exchange rates offset these cost increases by €145 million (-3.6%).

Depreciation, amortisation and impairments increased by €221 million (45.1%) compared to 2002. This increase was primarily due to the €183 million of goodwill impairments and €10 million of asset impairments made in the third quarter of 2003. The goodwill impairments were made in respect of our France (€76 million), Italy non-automotive (€48 million), Germany (€24 million) and Nordics (€15 million) businesses in our logistics division and our UK data and document management business (€20 million) in our mail division. An additional increase of €28 million was due to an increase in depreciation charges as a result of additional investments in property, plant and equipment and other intangibles. Changes in foreign exchange rates offset these cost increases by €22 million
(-4.5%).

Other operating expenses included items such as marketing expenses, restructuring costs, bad debt expenses, insurance costs, and various other operating costs. Other operating expenses decreased by €84 million (-10.0%) compared to 2002. This decrease was due primarily to the €69 million (-8.2%) reduction in organic costs that resulted from continued focus on cost reductions during the current economic downturn. Other operating expenses attributable to acquisitions in 2002 and 2003 were €6 million (0.7%). Changes in foreign exchange rates contributed €21 million (-2.5%) to the other operating expense reduction.

Included in various components of the above-mentioned cost analysis was a total of €69 million in costs incurred related to the standardisation of our logistics division’s procurement, transportation and warehouse processes as part of its Transformation through Standardisation programme described in further detail in the logistics division discussion in chapter 5 – “The logistics division”. Of this amount €9 million was included in expenses for work contracted out, €20 million in salaries and €40 million in other expenses.

Group Operating Income

	Year ended at 31 December

	2004		%	2003	%	2002

	US$	€	VARIANCE	€	VARIANCE	€

Mail	1,127	833	8.7	766	(1.0)	774
Express	436	322	44.4	223	16.1	192
Logistics	122	90	144.3	(203)	(333.3)	87
Non-allocated operating income / (loss)	(96)	(71)	(273.7)	(19)	(480.0)	5

Total operating income	1,589	1,174	53.1	767	(27.5)	1,058

(in millions, except percentages)
1.	Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

2004
Total operating income for the group was €1,174 million, an increase of 53.1%. The operating income of all three divisions grew in comparison to the previous year. The mail operating income amounted to €833 million and is further described in chapter 3 – “The mail division”. Express contributed €322 million to the group operating income and is further described in chapter 4 – “The express division”. Logistics turned its 2003 negative contribution to the group operating income into a positive €90 million contribution. The logistics operating income is further described in chapter 5 – “The logistics division”.

In 2004, non-allocated operating income amounted to a loss of €71 million. Included in this was €38 million for business initiatives, €20 million of which was used to build a corporate structure in China to support the business development in this region. During 2004 we opened a new head office in Shanghai, incorporated TNT (China) Holdings Co. Ltd., set up a new data centre and launched TNT China University. The average number of full time equivalents employed for this initiative was 139 at year-end 2004. The remaining €18 million for business initiatives was used for several other strategic projects, including the TNT-1 initiative (see also chapter 2), the aim of building alliances with other organisations and postal operators and a cost efficiency

TPG Annual Report 2004	21

Back to Contents

Chapter 02	Information on the company

project for lean warehousing. Costs made to support the World Food Programme (see also chapter 9 - Code of Business Principles & corporate social responsibility) were €9 million, including our contribution to relieve the victims of the tsunami disaster in Asia. The other costs were €24 million, which is an increase of €15 million or €6 million if corrected for the €9 million release of an insurance provision in 2003. This increase was mainly due to strengthening the group head office functions as a result of remedial actions, and higher costs for advisors following our audit committee investigations.

Acquisitions effective in 2003 and 2004 had a positive €8 million effect on our operating income. Foreign currency movements during the year had a €2 million negative impact on our operating income.

2003
In 2003, non-allocated operating income amounted to a loss of €19 million. This included costs for business initiatives of €5 million, our costs of €5 million related to our charity initiative in connection with the United Nation's World Food Programme and other cost of €9 million. Included in other cost was a release of an insurance provision of €9 million.

Acquisitions effective in 2002 and 2003 had a negative effect on our operating income in the amount of €14 million. Foreign currency movements during 2003 had a negative €29 million effect on our operating income.

Group Financial Income and Expenses

	Year ended at 31 December

	2004		%	2003	%	2002

	US$	€	VARIANCE	€	VARIANCE	€

Interest and similar income	50	37	105.6	18	(10.0)	20
Interest and similar expenses	(154)	(114)	(3.6)	(110)	14.1	(128)

Net financial expense	(104)	(77)	16.3	(92)	14.8	(108)

(in millions, except percentages)

2004
Net financial expense was €77 million in 2004, an improvement of €15 million (16.3%) compared to €92 million in 2003.

Interest and similar income in 2004 increased by €19 million (105.6%) compared to 2003, primarily due to a favourable €11 million result on realisation of mark-to-market positions following the unwinding of interest rate hedges and higher average cash balances.

Interest and similar expenses in 2004 were €4 million (3.6%) higher than in 2003. Interest and similar expenses were favourably impacted through a reduction in average gross debt which was offset by one-off interest charges incurred on taxes (€6 million). The interest and similar expense was adversely affected by interest rate movements (€3 million), particularly as UK interest rates increased, and higher expenses as a result of foreign exchange losses (€3 million). The interest charge benefited from the strengthening euro exchange rate in relation to the US dollar (€2 million).

2003
Net financial expense was €92 million in 2003, an improvement of €16 million (14.8%) compared to €108 million in 2002.

Interest and similar income in 2003 decreased by €2 million (-10.0%) compared to 2002, primarily due to lower rates earned on cash balances.

Interest and similar expense in 2003 improved by €18 million (14.1%) compared to 2002. This improvement was primarily a result of a lower average net debt, which, at €1,202 million was €330 million lower than 2002. While the expense was adversely affected by interest rate movements, particularly as Canadian rates increased and euro rates fell, the interest charge benefited from the strengthening euro, particularly in relation to US dollar, Canadian dollar and UK pound denominated borrowings. Net financial expense in 2003 also benefited from two US$100 million interest rate swaps with banks, one entered into on 7 January 2003 and the other on 23 January 2003. Under the terms of these arrangements, we will receive fixed interest rates and pay variable interest rates until 5 December 2008.

22	TPG Annual Report 2004

Back to Contents

Group Income Taxes

	Year ended at 31 December

	2004		%	2003	%	2002

	US$	€	VARIANCE	€	VARIANCE	€

Current tax expense	470	347	84.6	188	(47.3)	357
Changes in deferred taxes	110	81	(55.0)	180	1,225.0	(16)

Total income taxes	580	428	16.3	368	7.9	341

(in millions, except percentages)

2004
Group income taxes amounted to €428 million, an increase of 16.3% compared to 2003. Our effective tax rate for 2004 was 39.0% compared to 54.5% for 2003. This decline in effective tax rate was predominantly the result of the impact of the non-tax deductible goodwill impairments in the third quarter of 2003 (9.9%) and the effect in 2003 of the €59 million charge taken in connection with liabilities to the UK Inland Revenue, as described below.

The total accumulated losses that were available for carry forward at 31 December 2004 amounted to €793 million. With these losses carried forward, future tax benefits of €260 million could be recognised. Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. Deferred tax assets are recognised if it is more likely than not that they can be offset against taxes payable in future years. As a result we recorded deferred tax assets of €98 million at the end of 2004. We established valuation allowances and have therefore effectively not recognised €162 million of the potential future tax benefits. This is mainly due to the uncertainty regarding the realisation of such benefits, for example as a result of the expiry of tax losses carried forward and legislative changes.

2003
Group income taxes amounted to €368 million, an increase of 7.9% compared to 2002. Our effective tax rate for 2003 was 54.5% compared to 35.9% for 2002, primarily due to the impact of non-tax-deductible goodwill impairments made in the third quarter of 2003 for our mail and logistics divisions and the effect of a €59 million charge taken in connection with liabilities to the UK Inland Revenue, following investigations conducted by our audit committee. The investigations conducted by our audit committee related to representations made to the UK Inland Revenue and to our auditors PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. This was partly offset by a favourable European ruling on the tax deductibility of interest expense in respect of our foreign subsidiaries.

The total accumulated losses that were available for carry forward at 31 December 2003 amounted to €750 million. With these losses carried forward, future tax benefits of €248 million could be recognised. Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. Deferred tax assets are recognised if it is more likely than not that they can be offset against taxes payable in future years. As a result we recorded deferred tax assets of €110 million at the end of 2003. We established valuation allowances and therefore effectively did not recognise €138 million of the potential future tax benefits. This was mainly due to the uncertainty regarding the realisation of such benefits, for example as a result of the expiry of tax losses carried forward and legislative changes.

Group Net Income
2004
In 2004 net income was €667 million, an increase of €367 million (122%) compared to 2003. This increase was mainly the result of an increase in operating income of €407 million (53%), driven by the operational performance of the divisions combined with the negative impact in 2003 of goodwill and asset impairments, and the costs associated with our Transformation through Standardisation restructuring programme, as described in chapter 5 – “The logistics division”. A reduction of net financial expenses of €15 million, predominantly reflecting a favourable result of unwinding of interest hedges, also contributed to the growth in net income. Income taxes increased by €60 million compared to 2003, which was the combined effect of the higher profit before tax and a decreased effective tax rate. The effective tax rate in 2003 was impacted by the €59 million charge taken in connection with liabilities to the UK Inland Revenue in 2003 and non-deductible goodwill impairments. The loss from investments in affiliated companies reduced with €3 million compared to last year, and net income attributable to minority shareholdings contributed €1 million.

2003
Net income decreased by €299 million (-49.9%) to €300 million compared to 2002. This decrease was primarily the result of the decrease in operating income of €291 million (-27.5%), due to €233 million of after-tax goodwill and asset impairments, and the costs associated with our Transformation through Standardisation programme, an increase in group income taxes (€27 million) and a decrease in net financial expense (€16 million). The lower net financial expense was mainly due to lower average debt and a higher proportion of variable interest rate debt compared to 2002. Income attributable to our minority shareholders decreased by €4 million.

TPG Annual Report 2004	23

Back to Contents

Chapter 03	The mail division

03

The mail division

Shanghai residents

24	TPG Annual Report 2004

Back to Contents

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

Our substantial and long experience in the mail industry has helped us become one of the world’s leading postal operators. It also helps us anticipate and respond to our changing market. In addition to providing world class mail service, we continue to combine our expertise with technology to develop new mail related data and document management services that meet specific consumer and business needs.

We have long viewed our core competence not as merely moving physical mail from one location to another, but as intelligently managing both physical and electronic flows of information. This skill is central to our objective, which is to maintain our margins through the implementation of cost flexibility measures and to maintain market share in the Netherlands, and to achieve growth through the provision of mail related data and document management services and international expansion.

Our mail business is highly regulated. See chapter 13. The Dutch Postal Act requires us to provide mandatory postal services and grants us the exclusive right to provide certain mandatory postal services referred to as reserved postal services. Mandatory postal services are subject to price regulation. In the Netherlands traditional mail services are declining due to the size of the Dutch domestic mail market, growing competition and the substitution of methods of delivering information for mail. In other countries we may be able to grow our mail services, although substitution is a relevant factor that negatively influences the total size of all domestic mail markets. At the moment the potential growth in other countries is also negatively affected by regulatory barriers to entry.

Key elements of our mail strategy, particularly in the Netherlands, are to increase cost flexibility and to achieve growth through developing mail related data and document management services and international expansion. Due to our strong position in the Dutch market, mail activities have provided us with a relatively stable source of revenue and income. Dutch and EU regulations prohibit us from using the revenues from reserved postal services to cross subsidise other activities.

Our mail division is organised in four business lines — Mail Netherlands, cross-border mail, European Mail Networks and data and document management - the latter of which operates under the brand name Cendris.

MAIL STRATEGY
Our ambition is to become the leading provider of business and consumer services for communication, transactions and delivery. We want our mail operations to be recognised as the industry benchmark for quality, efficiency and customer service, for producing the best returns in the industry and for making optimal use of new technologies and European postal market liberalisation.

Our mail strategy is based on three key elements:

•	In Mail Netherlands, our focus is on the retention of our current margins by implementing cost flexibility measures. In addition, we continue to offer new services to customers that bring cost savings to their production chains.

•	Internationally, we continue to expand along three tracks:
-	Through our European Mail Networks business line we offer addressed, unaddressed (i.e. the item of correspondence does not carry an individual address) and segmented distribution solutions for direct mail, brochures, leaflets and samples with an excellent price/quality ratio.

-	We continue to strengthen our European position through alliances with other organisations and postal operators.
-	Our 51%-owned subsidiary Spring, with Royal Mail Group plc and Singapore Post Pte Ltd., offers cross border mail services on a global scale.
•	In addition to physical mail delivery, we continue to offer mail related data and document management services, such as direct and interactive marketing services and services for managing physical and electronic information flows.

In 2004, our mail division earned revenues of €3,900 million, a 0.4% decrease compared to the previous year. Mail accounted for 30.9% of our operating revenue, 71.0% of our operating income and 62.2% of our earnings from operations.

The following table sets forth operating revenues for each of the four business lines of our mail division for each of the years in the three-year period ended 31 December 2004:

TPG Annual Report 2004	25

Back to Contents

Chapter 03	The mail division

Mail operating revenues

	Year ended at 31 December

	2004		2003	2002[1]

	US$	€	€	€

Mail Netherlands	3,601	2,660	2,698	2,795
Cross-border mail	746	551	602	650
European Mail Networks	643	475	409	358
Data and document management	290	214	206	202

Total operating revenues	5,280	3,900	3,915	4,005

(in millions)
1.	To reflect a more accurate elimination of intra-divisional transactions, figures for 2002 have been adjusted.

In November 2004, we made a conditional offer for a 25% stake in the incumbent national postal operator of Denmark. We understand from informal reports that we may learn further about the status of our offer in the near future. This would be a substantial acquisition for us.

As part of our cooperation with the China Post we are currently advising on the optimisation of the China Post transport, sorting and delivery operational structure. We are also investigating how we can capitalise on what we expect will be the strong development of the Chinese direct mail market.

MAIL DIVISION OVERVIEW BY BUSINESS LINE
Mail Netherlands
Our Mail Netherlands business line collects, sorts, transports and delivers postal items, including letters, direct mail, printed matter and parcels within the Netherlands.

Mandatory postal services provided in the Netherlands are included within Mail Netherlands. Our subsidiary Royal TPG Post B.V. performs these mandatory postal services.

We are required to provide mandatory postal services. The domestic mandatory postal services mainly consist of the conveyance against payment of standard single rates of items of correspondence, including registered mail, and printed matter with a maximum weight of two kilogrammes and postal parcels with a maximum individual weight of 10 kilogrammes.

The provision of certain mandatory postal services is reserved exclusively to us. These domestic reserved postal services include the conveyance of letters weighing up to 100 grammes within the Netherlands, the placing of letter boxes alongside or on public roads and the issuance of postal stamps bearing the effigy of the monarch and/or the word “Nederland”. The exclusive right does not extend to the conveyance of letters by a business to its own customers. Although not presently a widespread practice, large businesses may establish their own alternative distribution systems; this could adversely affect our mail division’s revenue.

Certain services are not included in the mandatory services and we are not required to provide these, including the delivery of bulk printed matter such as advertising, magazines and newspapers, the delivery of bulk letters of correspondence with a weight above 100 grammes and unaddressed mail items. See chapter 13 – “Regulatory environment”.

Tariffs for mandatory postal services must be transparent, non-discriminatory and uniform. However, we may grant volume discounts and negotiate specific prices and conditions with high volume users.

In 2004, approximately 28.3% of our mail operating revenue and approximately 8.7% of the Group’s operating revenues (2003: 28.8% and 9.5%) were derived from reserved postal services in which we generally are not subject to competition. Notwithstanding that other companies are generally precluded by the postal concession granted to us by the Dutch State from providing conveyance of letter mail items that fall under reserved postal services, a small number of these letter mail items are carried by other providers.We are mindful of this practice but the effect on volumes is immaterial.

In 2004, through our Mail Netherlands business line, we delivered on average approximately 17 million addressed postal items per day, six days a week, to approximately 7.5 million households and businesses, and collected, sorted and delivered approximately 5.3 billion addressed items of mail (excluding inbound international items).The average number of working days in a year is an important driving factor of our mail volumes in that year.

The underlying decline of volumes adjusted for a comparable average number of working days per year was 3.2% in 2004.This implies an average annual decline of 1.6% since 2000.The decline was due in part to substitution by electronic media (see chapter 10 – “Risk factors”), accelerated by competition and reduced demand for direct mail as a result of the slow economy.We expect demand for these services to pick up when the economy recovers, although we expect a further decline in addressed mail over the next few years due to the increasing use of electronic mail, electronic bill presentment, reduced frequency of bank statements, competition and other factors.We estimate that the total Dutch addressed mail market volumes shrunk by around 2% in 2004.

Except for those services falling within reserved postal services, we face competition in the market in all areas of our mail division. Depending on the type of service, this competition arises from three primary sources:

•	dedicated companies specialising in a particular type of postal service,

26	TPG Annual Report 2004

Back to Contents

•	specialised distribution units of large Dutch companies, and
•	local or regional companies providing a range of postal services in a given geographic area.

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

In the Netherlands the two main competitors, Sandd B.V. and Selekt Mail Nederland (the latter is owned by Deutsche Post World Net), in the addressed mail market have both built their own nationwide delivery capability based on a delivery frequency of twice a week. These two main competitors have delivered in 2004 around 200 million addressed postal items, which was around 4% of the total volume of the addressed mail market. We expect that these competitors will continue to grow. We will continue to pursue a margin policy and will continue to recommend to our customers our wide range of innovative services that are executed with excellent quality and reliability.

We anticipate that numerous business opportunities within the European Union will exist as a result of the further liberalisation of the postal sector. We believe we will be in a position to take advantage of these opportunities as a result of our efficiency, quality of service and experience. Due to the efficiency of our operations and customer orientation, we do not believe liberalisation in the Netherlands will significantly undermine our position in our traditional home market.

Our domestic mail system is presently organised around 11 main sorting centers. Six of these sorting centers are automated centers developed in recent years and are dedicated to letters and printed matter, three are dedicated to parcels, one to registered mail and one to international mail.

The domestic mail process begins with the deposit of mail by customers at post boxes, post offices and other designated deposit points and the pick-up of mail from customers. Through a fleet of 4,170 vehicles either owned or leased by us, mail is delivered to one of the main sorting centers. After sorting, mail is delivered to the main sorting center in the region of its ultimate destination, where the mail is sorted to the level of an individual round of a mailman, whereafter it is delivered to one of our 535 mail distribution depots. At the depot, the mail is manually arranged according to street and house number and door-to-door delivery is then effected by one of our 42,150 deliverers. In the coming years the process of manually arranging the mail according to street and house number will be taken over by sorting machines for small letter mail items, due to the actions formulated in our cost flexibility programme.

The domestic mail service we provide in our home market in the Netherlands consistently ranks among the most efficient and most competitively priced in Europe. Our customers enjoy more than the legally required 95% next-day delivery of items of correspondence at an overall price that—when corrected for inflation—has actually decreased by 17% since the privatisation of our business in 1989.

Our direct mail business comprises all activities involving distribution within domestic borders of addressed advertising mail and magazines (referred to in the industry as “direct mail”). The vast majority of the delivery of direct mail is not a reserved postal service and is therefore subject to competition. Initially, direct mail was predominantly used by mail-order companies, banks and insurance companies, but recently it is increasingly being used by all companies, regardless of size. Over the past years, up until 2002, we achieved growth in direct mail volumes due to economic growth in general, our innovative marketing approach and developments in the communications market. Beginning in 2002 and continuing in 2003 and 2004, a decline in direct marketing expenditures, due to slow economic growth and competition with other communications media in the advertising market, negatively affected our direct mail volumes. We believe that better targeted direct mailings, which have a more limited circulation, may impede future growth in direct mail volumes.

We have maintained our profitability because of a set of cost restructuring measures that are being implemented with great rigour. In 2001 we formulated our cost flexibility programme with works council discussions and initial pilots aiming at €320 million of savings on an annualised basis by 2012, compared to our cost levels in 2001. In 2004, we updated this cost flexibility programme with an overhead masterplan, and we now expect to achieve annualised cost savings by 2012 of approximately €370 million. At the end of 2004, an estimated aggregate cost saving of €145 million had been realised since 2002. The cost saving programme includes a restructuring of the marketing and sales channels and organisation, a restructuring of our operations and a restructuring of our overhead. The restructuring of the marketing and sales channels includes the optimisation of call centres, the retail network (post offices and service points) and the marketing and sales organisation. The restructuring of operations includes:

•	the introduction of automated sequence sorting of small mail letter items,
•	the implementation of a differentiated collective labour agreement for mail deliverers and other postal employees,
•	the realisation of further optimised sorting processes,
•	a restructuring of the mail depot structure,
•	the separation of parcels from other mail delivery activities, and
•	a restructuring of operational management structure, back office and support functions.

The restructuring of our overhead includes the optimisation of staff and support functions.

This redesign of our mail production chain has a particular emphasis on refining our distribution activities and distribution points throughout the Netherlands. In 2003, we started the installation of the first of several new sequence sorting machines and began using new software to improve automatic reading rates. By the end of 2004, 151 of these machines have been installed and installation of all the sorting machines is expected to be completed by the end of 2005.

In 2003, we also introduced the position of mail deliverer: part-time mail deliverer positions that provide the same high quality for customers at lower cost and with greater flexibility for the

TPG Annual Report 2004	27

Back to Contents

Chapter 03	The mail division

individual and the company. The new mail deliverer positions are particularly attractive to individuals who want to work limited hours but still have the security of a permanent position and pension. In total approximately 5,300 new employees joined TPG Post as part-time deliverers in 2003 and 2004, and the number continues to grow. Through natural attrition, up to 9,000 full-time equivalent mailman positions will be replaced by 20,000 part-time mail deliverer positions by the year 2012. An additional 5,000 mailman positions will be eliminated. We believe that the cost flexibility programme will help us maintain the high quality our customers have come to expect, while also maintaining our margins. In 2004 a plan (as part of the existing masterplans) was announced to redesign the management structure of the operational activities of our collection, sorting, transport and distribution.

Included in Mail Netherlands are the results of our 50% interest in Postkantoren B.V., a joint venture with Postbank N.V., a subsidiary of ING Group N.V. Postkantoren operates a network of post offices that act as outlets for the services of both partners. This network of outlets, including franchises in the Netherlands, helps to fulfil our mandatory service obligation to provide a minimum number and regional density of postal service points, as well as certain other services. Due to the growing use of cash dispensers and the Internet for banking and postal services, we are restructuring our outlets to include fewer post offices but more sales outlets in shops. In 2005, through this joint venture, we intend to operate 800 post offices. Further, we expect we will operate 1,300 TPG Post Service Points, which will offer most postal products. In addition, we intend to operate 1,000 sales outlets in shops, which means that we will offer the market a total of 3,100 outlets in 2005. Postkantoren’s core business is the distribution of financial and communication services and products (including postal services) to consumers and small businesses throughout the Netherlands. We use the post offices as an outlet for the collection of letters and parcels, the sale of stamps, the delivery of letters and parcels in the event that home delivery is not successful and express post. In addition, a network of more than 250 TPG Post Business Points will provide service to small and medium enterprises. On behalf of Postbank, Postkantoren’s post offices offer counter banking, insurance and mortgage services.

Mail Netherlands also engages in activities related to philately and produces, issues and distributes Dutch stamps.

Cross-Border Mail
Our cross-border mail business line offers a range of services to individual and business customers. These services include handling exported postal items in the Dutch market and all postal items imported to or passing through the Netherlands from foreign public and private postal operators.

We provide two distinct cross-border mail services. The first of these is a mandatory postal service. For international inbound and outbound mail, based on the Dutch Postal Act and in accordance with the rules of the Universal Postal Union, mandatory postal services comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilogrammes. International inbound and outbound postal parcels with a maximum individual weight of 20 kilogrammes are also included. We offer this service through a combination of our Mail Netherlands Network and foreign public and private postal operators. For the international transport of mail, we make use of a wide variety of air carriers and, within Europe, a subcontracted truck network. The provision of certain mandatory cross-border postal services is reserved exclusively to us. These cross-border inbound reserved postal services involve the conveyance of letters weighing up to 100 grammes within the Netherlands.

Cross-border mail services also include handling bulk mailings for a range of international customers, including publishers, mail-order companies, and financial service and direct mail companies. We conduct these activities through our 51%-owned subsidiary, Spring, of which Royal Mail Group and Singapore Post own the minority. In addition to using its three shareholders’ delivery networks, systems, expertise and products, Spring uses delivery agreements with national and private postal operators.

The cross-border mail services market is highly competitive. Deregulation has prompted national and private postal operators to lower prices for business mail in order to compete and to enter foreign markets to position themselves for growth. Consolidation is resulting in fewer providers in the market. In most countries, the primary competitor is the traditional incumbent postal operator, but increasingly we see international postal operators such as Deutsche Post, Swiss Post International, Danish Post and La Poste extending their operations. Spring is the only true global alternative to these postal operators and competes in the market through a consultative and solutions-based approach to mail.

Spring’s name and credibility in the marketplace is achieved by delivering excellent service to publishers, corporate mailers and direct marketers. In addition to its cross-border business mail services, Spring draws on the resources of its shareholders to deliver tailor-made solutions.

Spring aims to continue to grow its global customer base through sales teams managed from regional headquarters in Amsterdam, NewYork and Singapore.

The 23rd UPU congress held in Bucharest in September 2004 introduced a resolution governing the use of Extraterritorial Offices of Exchange (ETOE). The resolution has been accepted by a majority of the UPU countries. Countries applying the resolution do not allow ETOE on their territories and may use commercial prices (i.e. not based on terminal dues) for inbound mail volumes from ETOE. This means that routing options available to Spring and other operators (not being incumbents) are reduced.

European Mail Networks
Through our European Mail Networks business line, we are building a position to offer our customers a full service concept for mail, based upon high quality and a wide coverage in addressed and unaddressed delivery as well as a broad portfolio of services to reinforce our distribution activities. We have a presence now in Austria, Belgium, the Netherlands, the Czech Republic, Germany, Italy, Slovakia and the United Kingdom. Our services combine our expertise in data collection and direct marketing to offer customers an intelligent unaddressed service

28	TPG Annual Report 2004

Back to Contents

that approaches addressed mail in its ability to target consumers.

Unaddressed mail is delivered in preselected areas, but does not carry an individual address.

We strengthened our position in 2004 in all markets mainly through organic growth. In Italy we were successful in growing the mail related business and were awarded a seven-year contract in mailroom management. In the UK we managed to outperform the market growth of unaddressed mail, despite losing our Safeway contract.

We have made some small acquisitions. In Germany, we acquired the remaining 50% of the shares of Höfinger and the business activities of Schneider, both unaddressed mail companies and integrated their activities into our unaddressed mail subsidiary Olaf Jepsen GmbH. This strengthened our position in the German unaddressed mail market.

In the German addressed market the revenue of our majority owned (71%) subsidiary EP Europost AG & Co doubled in 2004 as compared to 2003. We were successful in extending the number of licenses granted by the German regulator. Through these licenses EP Europost was able to sign the first contract for the delivery of small letter mail.

In 2002, the UK postal regulator announced it would extend the percentage of its bulk mail market open to competition from 10% to 40% effective 1 January 2003. TPG Post UK Limited’s long-term license to provide bulk mail and certain other business mail services in the United Kingdom came into effect on 1 January 2003. In 2004 we began offering addressed distribution services in the United Kingdom using the TNT brand through our arrangement with Royal Mail Group giving us access to Royal Mail Group’s local sorting and delivery network. Separately we gained access to Express Dairies’ milkman delivery network. We are in contact with large companies, publishers, mailing houses and direct marketers who send mailings of more than 4,000 items and who need reliable, competitively priced services. In this way we believe we are able to strengthen our position in Europe’s second-largest mail market and our existing unaddressed mail and data and document management services.

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

After branding our data and document management business line in 2003 as ‘Cendris’, we started in 2004 to restructure the different parts of Cendris into one company. The execution of these plans will be finalised at the end of 2005. The goal of this restructuring is to enable Cendris to improve its market proposition in the data and document market and to optimise the internal processes.

In 2004, Cendris had no revenue growth due to the slow recovery of the economy both in the Netherlands and the rest of Europe. The focus of our existing client base is still on cost efficiency. We have found it difficult to attract new clients for this business.

In 2004, we acquired the remaining 40% of the shares in DIMAR. DIMAR is one of the leading providers of full-service direct marketing activities in the Czech Republic and Slovakia. We have owned the other 60% of DIMAR shares since 2002.

In 2004, we also acquired 75% of the shares of Seducom. The other 25% is owned by Mailprofs Employment BV, a 50% subsidiary of TPG Post BV. Seducom is a consultancy company in the Netherlands on dating and document management. Seducom supports companies and organisations in structuring and setting up their physical and virtual document flows.

Our call center formed a joint venture with BSC, the call centre of Essent, an energy company in the Netherlands. We own 51% of the shares of the joint venture, although the actual control of the joint venture is evenly divided between the partners. Therefore, 51% of the joint venture’s revenue and result is consolidated in our figures. This joint venture created a substantial market position (2nd largest call centre company in the Dutch market) that allows us to bid on larger service requests.

Mail Financial Review

Mail operating revenues

	Year ended at 31 December

	2004		%	2003	%	2002[1]

	US$	€	VARIANCE	€	VARIANCE	€

Mail Netherlands	3,601	2,660	(1.4)	2,698	(3.5)	2,795
Cross-border mail	746	551	(8.5)	602	(7.4)	650
European Mail Networks	643	475	16.1	409	14.2	358
Data and document management	290	214	3.9	206	2.0	202

Total operating revenues	5,280	3,900	(0.4)	3,915	(2.2)	4,005

(in millions, except percentages)
1.	To reflect a more accurate elimination of intra-divisional transactions, the year 2002 has been adjusted.

TPG Annual Report 2004	29

Back to Contents

Chapter 03	The mail division

Mail operating expenses

	Year ended at 31 December

	2004		%	2003	%	2002

	US$	€	VARIANCE	€	VARIANCE	€

Cost of materials	249	184	-	184	(5.2)	194
Work contracted out and other external expenses	1,277	943	(1.4)	956	-	956
Salaries and social security contributions	2,054	1,517	(2.5)	1,556	(3.4)	1,610
Depreciation, amortisation and impairments	219	162	(8.0)	176	28.5	137
Other operating expenses	354	261	(5.8)	277	(17.1)	334

Total operating expenses	4,153	3,067	(2.6)	3,149	(2.5)	3,231

(in millions, except percentages)

Mail operating income

	Year ended at 31 December

	2004		%	2003	%	2002

	US$	€	VARIANCE	€	VARIANCE	€

Earnings from operations	1,170	865	5.5	820	2.0	804
% of mail operating revenues	22.2%	22.2%		20.9%		20.1%
Amortisation and impairment of goodwill	(43)	(32)	40.7	(54)	(80.0)	(30)

Total operating income	1,127	833	8.7	766	(1.0)	774

(in millions, except percentages)

Mail productivity statistics

	Year ended at 31 December

	2004	2003	2002

Addressed postal items delivered by Mail Netherlands [1] (millions)	5,302	5,384	5,521
per Netherlands delivery address (items)	707	724	747
per Mail Netherlands FTE[2] (thousands of items)	161	156	151
per Netherlands inhabitant (items)	325	331	341
per delivery day (millions)	17	18	18
Total operating revenues per FTE[2] (thousands of €)	95	89	92
Average percentage of national mail sorted automatically (%)	82	82	80

1.	Excluding international mail items per delivery day (millions).
2.	This FTE (full-time employee equivalent) definition is based on a 37-hour work week.

Mail productivity statistics

	Year ended at 31 December

	2004	2003	2002

Total cross-border mail volumes (thousands of kilogrammes)	90,239	94,467	90,691

30	TPG Annual Report 2004

Back to Contents

The operating revenues of our mail division declined by 0.4% in 2004. In Mail Netherlands addressed mail volumes decreased 1.5%, and revenues declined 1.4%. On a comparable number of working days basis, the addressed Mail Netherlands volumes decline amounted to -3.2%. Revenues in our cross-border line of business declined 8.5%. Revenues in European Mail Networks showed 16.1% growth. Data and Document Management revenues increased 3.9%.

2004 showed no major improvements in the economic environment in the Netherlands or Europe in general. Customers continued their search for cost savings in the distribution area. Addressed Mail Netherlands volumes continued to decline as a result of growing competition, substitution and customers’ suspending their mailings. The mail division focussed on quality and margin to defend our market position. At the European level we expanded in the addressed mail segment through our startups in the United Kingdom and Germany.

Our mail division’s operating income increased by 8.7% in 2004, due primarily to Mail Netherlands and European Mail Networks. Our 2003 results were reduced by a €20 million goodwill impairment for our UK data and document management business. In 2004, earnings from operations increased by 5.5%. This increase was achieved primarily through continued progress in improving productivity and cost control while expanding our European Mail Networks and through small acquisitions. The improvement in earnings from operations was achieved despite the decline in addressed postal items delivered in the Netherlands.

Mail Operating Revenues
2004
In 2004, operating revenues from our mail division decreased by €15 million (-0.4%) compared to 2003. Organic operating revenues decreased by €5 million (-0.1%). Compared to last year, 2004 showed a €7 million (-0.2%) negative acquisition effect, due to a number of acquisitions effective in 2003 (including DocVision, Blitzpunkt GmbH, Fischer and Full Service) and the disposal of our 50% share in Geldnet B.V., an armoured cash transit business. Acquisitions effective in 2004 (including Höfinger, Prime Vision, Seducom and our joint venture with Essent, Cendris BSC Customer Contact) and the disposal of Denis Bodden, partly offset the negative acquisition effect. Foreign exchange effects accounted for a decline of €3 million (-0.1%).

Mail Netherlands operating revenues in 2004 decreased by €38 million (-1.4%) compared to 2003, of which €17 million can be attributed to a positive disposal effect of Geldnet in 2003. The organic volume decline in addressed mail items was offset by a higher average number of working days in 2004, a positive price-mix effect and a small increase in the volume of unaddressed mail items.

The continued underlying decline in addressed postal item volumes in 2004 (-3.2%) was due primarily to competition in the non-mandatory area, accompanied by reduced demand for direct mail as a result of cost-saving programmes initiated by some of our key customers due to the slow economy and the continued substitution of electronic media. We expect these trends to continue. This volume decline was partly offset by the higher average number of working days in 2004, which had a 1.7% upward volume effect.

During 2004 competition remained fierce with the key international postal operators continuing to compete on price. Increasingly it seems that the big three remain the main competitive global threat, Deutsche Post, Swiss Post and La Poste. However, increasingly we are seeing quality of service and reliability becoming more and more important to our customers. Cross border mail operating revenues in 2004 decreased organically by €44 million (-7.4%) compared to 2003. The main driving factors for this decline were fierce international competition, our policy to reduce and terminate unprofitable contracts of volume in our Spring business and the renewed sales agency agreement with Royal Mail Group, which resulted in a lower fee. Foreign exchange effects caused a 1% decrease, primarily related to the appreciation of the euro against the US dollar and the Singapore dollar.

European Mail Networks operating revenues increased by 16.1% in 2004. All countries except Belgium, where our business is still negatively affected by local environmental taxes and competition, contributed to this growth; the UK and Italy showed double digit growth. In 2004 revenues of our start up in Germany more than doubled, while the first year of our start up in the United Kingdom showed significant growth. In Italy mail-related activities grew rapidly; addressed and unaddressed mail showed substantial growth as well.

Despite the continuing weak economic climate in the Netherlands, data and document management operating revenues increased by €8 million (3.9%). This increase was mainly attributable to the full year contribution of the 2003 acquisition DocVision of €7 million (3.4%) and the newly started joint venture with Essent, Cendris BSC Customer Contact, in the customer contact/call centre business.

2003
In 2003, operating revenues from our mail division decreased by €90 million (-2.2%) compared to the full year 2002. Organic operating revenues decreased by €81 million (-2.0%), while acquisitions effective in 2002 (including Cerilly and DIMAR) and in 2003 (including DocVision, Blitzpunkt GmbH, Fischer and Full Service) contributed positively. Including the effect of the disposal of our 50% share in Geldnet, the overall acquisition effect in 2003 amounted to €24 million (0.6%). Foreign exchange effects, driven by the decline of the US dollar, accounted for a decline of €33 million (-0.8%).

Mail Netherlands operating revenues in 2003 decreased by €97 million (-3.5%) compared to 2002. This organic decrease amounted to €86 million (-3.1%) and was primarily a result of the 2.5% decline in volume of addressed postal items delivered in the Netherlands in 2003. The remainder of the decrease, €11 million (-0.4%), was the result of the disposal of Geldnet. The continued and accelerating decline in addressed postal item volumes was due primarily to the continued substitution by electronic media, the continued growth of electronic banking resulting in a reduction in the frequency of bank statement mailings and reduced demand for direct mail as a result of cost-saving programmes initiated by some of our key customers due to the slow economy. As a result of these factors, the effect

TPG Annual Report 2004	31

Back to Contents

Chapter 03	The mail division

of competition in the non-mandatory area started to show in the addressed mail volume development. In addition, the Mail Netherlands operating revenue in 2002 included €18 million in non-recurring revenue from the distribution of euro coins during the first half of that year.

Cross border mail operating revenues in 2003 decreased by €48 million (-7.4%) compared to 2002. This decrease was due primarily to negative foreign exchange effects of €22 million (-3.4%), primarily related to the US dollar, the UK pound, and the Singapore dollar, as well as by a mix of volume and price effects at Spring (our 51% owned subsidiary with Royal Mail Group plc and Singapore Post Pte Ltd.) and TPG branded businesses, leading to an organic revenue decline of €26 million (-4.0%). The main driving factors for this decline were the effects from the SARS virus during 2003, the global economic slowdown, fierce international competition and our policy to reduce and terminate unprofitable contracts.

European Mail Networks operating revenues increased by €51 million (14.2%). The organic operating revenues increased by €37 million (10.3%) and all countries except Belgium, where our business was negatively affected by local environmental taxes, contributed to this growth. The acquisitions of Full Service in Italy during the third quarter of 2003 and unaddressed mail companies Blitzpunkt GmbH and Fischer in Germany in the first half of the year accounted for an increase of €21 million (5.9%) in operating revenue. Foreign exchange rate effects, primarily for our UK business, partly offset this growth by €7 million
(-2.0%).

Data and document management operating revenues in 2003 increased by €4 million (2.0%) compared to 2002. Organic operating revenues decreased by €6 million (-2.9%), as they were affected by a weak economic climate that has caused many of our customers to focus on reducing costs and that has also resulted in longer lead times for attracting new customers. The customer contact/call centre business in the Netherlands and Germany, however, contributed positively to organic growth. The acquisition of DocVision in the Netherlands early in 2003 contributed a €14 million (6.9%) increase in operating revenues. Foreign exchange rate effects, primarily related to the UK pound, partly offset this growth by €4 million (-2.0%).

Mail Operating Income
2004
The mail division’s operating income in 2004 increased by €67 million (8.7%) compared to 2003. Amortisation and impairment of goodwill in 2004 decreased by €22 million (-40.7%) compared to 2003, due primarily to the lack of a 2004 equivalent to the third quarter €20 million goodwill impairment we recognised in 2003. Excluding amortisation and impairment of goodwill, the mail division’s earnings from operations increased by €45 million (5.5%), mainly achieved in Mail Netherlands and European Mail Networks. The €45 million improvement, however, included a net positive one-off effect of €25 million, as described below. Adjusted for this one-off effect, operating income increased €20 million organically.

The improvement in organic earnings from operations in 2004 was primarily achieved through continued progress in improving productivity and cost control, mainly driven by our cost flexibility programme, which delivered savings of approximately €45 million in 2004, adding up to €145 million in estimated accumulated savings from the start of the programme in 2002. As was the case in 2003, sick leave for the year was reduced by management actions and an incentive programme in accordance with the collective labour agreement (CLA).

Our operating expenses decreased by €82 million (-2.6%). The 2003 operating expenses included a €20 million one-off goodwill impairment. Excluding this effect, operating expenses decreased €62 million in 2004. Volume decreases in the business lines Mail Netherlands and Cross Border caused a decrease in work contracted out, partly offset by growth in European Mail. Adjusted for the €20 million impairment in 2003, depreciation and amortisation increased due to investments in property, plant and equipment. Costs of salaries including social and pension contributions showed a decrease due to savings in connection with our cost flexibility programme, lower pension costs and a net positive one-off effect from the settlement for future wage guarantees and various social measures, partly offset by a CLA-effect in Mail Netherlands.

The results from acquisitions and disposals made in 2003 and 2004 were neutral to the overall growth in earnings from operations.

In 2004 the Dutch Government announced an array of measures that, as a result of the uncertainty around the ultimate consequences of such measures if adopted by parliament, negatively affected natural employee attrition within the Mail division. To support this natural attrition we launched a number of measures in September 2004 to stimulate various categories of employees to leave the company voluntarily.

One such measure, called “Personal Seniors Arrangement”, targeted employees within certain functions that either will be made redundant or will be restructured as part of our cost flexibility programme. At the end of 2004, 1,067 employees of the targeted population of approximately 1,450 employees have accepted an offer to leave the Company one, two or three years before the original early retirement entitlement date. We have irrevocably transferred our obligation for future benefit payments to these employees to an insurance company in exchange for a settlement payment of €142 million. Net termination costs in connection with the Personal Seniors Arrangement amounted to €57 million in 2004, taking into account €103 million of releases from the existing provision for pension liabilities in our balance sheet. The realisation of a pro rata part of the unrecognised losses resulted in a loss of €30 million. The employees’ acceptance of the offer will contribute approximately €19 million to the realisation of the cost flexibility programme. The realisation of this amount is determined by the actual date of lease of employees and will not be fully realised in 2005.

Various other cost-reduction measures in 2004 included bonus payments for employees that elected to leave the company and compensation for training and education as a stimulus for such a decision. The related costs totalled €12 million, and other restructuring costs were €10 million.

Effective 1 January 2001 we transferred a liability for future wage guarantees to an insurance company, after approval of our labour unions and works council. This transfer settled our obligation

32	TPG Annual Report 2004

Back to Contents

for future wage guarantees that had resulted from prior year’s restructuring measures as a result of which the job grading for various functions had declined. Following the outcome of an unfavourable court decision in October 2004 with regard to the timing of the deductibility of the settlement amount paid for tax purposes, we have decided to unwind the contract with the insurance company in accordance with its terms. Of the original amount settled of €181 million we are entitled to a €134 million refund, which we have accounted for as a reduction in our salary costs in 2004 and the proceeds of which are used in 2004 to offset our liability as a result of the Personal Seniors Arrangement discussed above. As a result of the unwinding of the contract we estimate that from 2004 onwards our total salary cost will be negatively affected by an amount of €18 million. This amount over time will gradually decrease as the population entitled for such compensation will leave the Company or be promoted to other functions.

In 2004, overall mail earnings from operations as a percentage of mail operating revenues increased to 22.2%, compared to 20.9% in the prior year.

2003
The mail division’s operating income in 2003 decreased by €8 million (-1.0%) compared to 2002. Amortisation and impairment of goodwill in 2003 increased by €24 million (86.4%) compared to 2002, due primarily to the third quarter €20 million goodwill impairment related to our UK data and document management business. The under-performance and change of management at Lason UK Ltd., a provider of integrated outsourcing services for data and document management, triggered a goodwill impairment test. Due to the collapse of the microfiche business an impairment of €20 million was booked. Excluding amortisation and impairment of goodwill, the mail division’s earnings from operations in 2003 increased by €16 million (2.0%). The organic earnings from operations improved by €9 million (1.1%), while foreign exchange effects offset this growth by €1 million (-0.1%). The improvement in organic earnings from operations in 2003 was primarily achieved through continued progress in improving productivity and cost control, mainly driven by our cost flexibility programme, which delivered savings of approximately €74 million in 2003. Sick leave was reduced by management actions and an incentivised programme in accordance with the collective labour agreement. Numerous cost control initiatives, none of which was individually significant, collectively contributed to the enhanced performance. This improvement was offset by an additional €29 million in pension costs that were recognised in 2003, compared to the prior year. The results from acquisitions and disposals made in 2002 and 2003 contributed €8 million (1.0%) to the overall growth in earnings from operations.

In 2003, overall earnings from operations as a percentage of mail operating revenues increased to 20.9% compared to 20.1% in the prior year.

TPG Annual Report 2004	33

`Back to Contents

Chapter 04    The express division

04

The express division

Sydney Opera House reflection

34	TPG Annual Report 2004

Back to Contents

Express business description

Our express division provides on-demand door-to-door express delivery services for customers sending documents, parcels and freight. We offer regional, national and world-wide express delivery services, primarily for business-to-business customers. The express services we provide and the prices we charge to customers are in the main classified by transit times, distances to be covered and sizes and weights of consignments.

EXPRESS STRATEGY
In previous years we mainly focused on smaller and medium-sized customers. In 2004, we further refined our strategy to ensure a balance of customers of different sizes. We also increased our focus on controlling costs in all areas of our operations.

Our ambition is to be the leader in day- and time-certain, door-to-door transport for our business-to-business clients with the widest geographical coverage.

We are a global express player. Our strategic intent is to:

•	be number one in Europe in national and intra-European express flows,
•	build uplift capacity from China to fuel our European network and establish a domestic network in China,
•	be number one in the Rest of the World emerging markets, and
•	be number one in special services.

To achieve this, our objectives are to:

•	achieve profitable revenue growth through volume acquisitions at optimised pricing,
•	maintain a balanced customer portfolio (global accounts, national major, large, medium, small and adhoc customers),
•	focus on product performance,
•	improve cost effectiveness,
•	ensure quality in all key areas,
•	provide high-quality and cost-effective intra-European services through connecting strong domestic businesses,
•	secure outstanding levels of customer satisfaction,
•	develop leading-edge support technologies that provide added-value for customers,
•	strengthen the TNT brand and increase top-of-mind awareness of the comprehensive range of reliable on-demand express delivery services provided by the company, and
•	recruit, develop and manage our employees towards the highest standard of customer care.

In 2004, our express division earned revenues of €4,696 million. Express accounted for 37.2% of our operating revenue, 27.4% of our operating income and 26.8% of our earnings from operations.

The following table sets forth operating revenues for the Europe and Rest of the World lines of business in our express division for each of the years in the three-year period ended 31 December 2004.

Express operating revenues	Year ended at 31 December

	2004		2003	2002[1]

	US$	€	€	€

Express Europe	5,163	3,814	3,455	3,402
Express Rest of the World	1,194	882	796	773

Total operating revenues	6,357	4,696	4,251	4,175

(in millions) 1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

EXPRESS DIVISION OVERVIEW
In 2004, despite a mixed world-wide economy, our express business produced a strong performance driven by our international businesses, offering the right products, disciplined pricing management and an efficient sales process.

The primary factors behind our profit improvements in 2004 were strong international volumes, which were supported by a more balanced customer portfolio, continued positive revenue quality yield and careful cost management. Revenue quality yield is one of our key measures and it is calculated as the average of the percentage change in revenue per consignment compared to the previous year, and the percentage change in revenue per kilogramme compared to the previous year. Our employees furthered our mission through strict adherence to our commercial policy, a focus on serving business-to-business customers, and consistent company-wide deployment of our uniform best practice processes.

Technology continues to be an essential element to achieve our business strategy. We continue to standardise our processes throughout our global organisation and this is being supported by the development and implementation of common processes on a standard IT platform. We plan for our common sales and customer service systems to support a single “face” to the customer through harmonisation of our international and domestic processes. We continue to develop the common back office system using the integrated solutions from SAP.

In 2004 we continued to exploit the comprehensive range of cross-functional data available in our datawarehouse to provide consistent and timely management reporting and analysis of our key performance indicators. This has enabled in-depth measurement and analysis of our operational service performance and sales activities, which facilitates continuous improvement and adoption of best practice in our business.

TPG Annual Report 2004	35

Back to Contents

Chapter 04    The express division

A focus in 2004 was to maintain high quality technology for use by our customers. Our most recent regular customer survey demonstrated a high degree of satisfaction with the technology and functionality of the solutions provided. Key reasons for using the customer systems were stated as ease of use, speed of use and simplification of business activity. We also gained consistently high scores for customer technology in our regular customer loyalty surveys.

In 2004 we undertook a number of benchmarks of our technology effectiveness and efficiency. In all cases these showed excellent results, indicating that we remained effective in all aspects of information and communication systems.

We are actively looking into business opportunities and potential acquisitions to expand our express operations.

Express Europe
The Express Europe line of our express division provides regional, national and pan-European express services as well as time-sensitive door-to-door products that deliver consignments between Europe and the rest of the world. Our extensive integrated road and air networks have given us a strong position in the European market and are an important strategic asset with dense coverage in 33 European countries. We expanded our European network in 2004 and continued to introduce uniform best practice approaches throughout the organisation.

In Europe, we provide on-demand expedited door-to-door delivery services that involve carrying documents, parcels and freight for our European customers. The shipments are collected by a fleet of vehicles that make either scheduled stops or on-demand collections upon receipt of customer telephone or Internet requests. Shipment and consignment details are sent to the nearest depot in our network. Details of each shipment are entered into our track-and-trace systems either through scanning, data entry or electronic data interchange methods. The customer can then access the information through the Internet or proprietary customer interface technology. Each shipment is then sorted by destination and consolidated with other customers’ consignments. Depending on its destination, each shipment is then line-hauled to a domestic road hub, an international road hub or one of our airports, generally within two hours of arrival at the depot.

We transport intra European shipments from the collecting depot by road or on one of the aircraft owned or leased by us from an origin airport to our main air express sorting hub in Liège, Belgium. Where transit times allow, shipments that do not travel by air are carried by truck to one of our 10 main European road hubs. We then unload and sort the shipments and consolidate them with other consignments for each destination and then put them on outbound line-hauls for movement to the delivery depot. We move domestic consignments within major European countries from the collection to the delivery depot, either directly or via a domestic hub.

At the delivery depot we sort the shipments and then load them on the appropriate delivery vehicle. Proof of delivery is entered into the Global Link or other appropriate computer system that is updated at every point in the process. This enables us to notify the customer when the consignee has received the shipment. Through these integrated road and air networks we are able to offer a range of fast and reliable express delivery services in most European countries. Our track-and-trace systems, including the Global Link system, enable us to offer an automated proof-of-delivery service, and customers can access the information through the Internet or proprietary customer interface technology.

In the pan-European segment of the market, our competition comes from global providers with international networks. Parcel alliances and public postal operators are trying to penetrate the pan-European market by buying into parcel and express companies to create international air and road express networks. Trends in the industry indicate that express companies are seeking to extend their services further into the conventional freight markets in an effort to exploit the capacity of their networks. For these reasons, it is likely that the major express operators will increasingly look for opportunities in liberalised post markets and in the wider freight markets. Growth rates in the express market in Europe have been higher than those in the United States, indicating ongoing market penetration of dedicated parcel and time-sensitive delivery services.

We expect that the overall international market, particularly the Pacific routes, should grow at faster rates than European domestic markets. The market in Europe has undergone a period of intense consolidation in recent years and now has four other major players: Deutsche Post (DHL), FedEx Corp., Geopost-Groupe (La Poste) and United Parcel Service Inc. (UPS). However, the market is still much more fragmented than that of the United States and there are still several large regional operators. Growth for the private courier companies in Europe has been consistently higher than for their more mature United States counterparts.

We already have a more extensive express delivery road network in Europe than any of its competitors. Based on this robust infrastructure and on the disappearance of customs border controls resulting from the enlargement of the European Union, we launched 16 new road linehaul connections between eight new acceding European Union member states on 17 May 2004. With 1,800 staff, 900 vehicles and 67 depots in these eight accession countries, we have well-established profitable operations in this high-growth region, and a relatively modest expenditure was sufficient to provide customers with new and better services in the enlarged European Union.

With the removal of the time consuming customs clearances resulting from the enlarged European Union, we now offer much improved international road transit times. The new road linehauls in response to the enlargement of the European Union were launched on 17 May 2004 and have resulted in an improvement in road transit times, by between one and five working days. We have seen a substantial improvement in our ability to deliver consignments originating from the European Union.
Examples include:

•	from Ostrava, Czech Republic to Vilnius, Lithuania, journey times were cut from six days to two days,
•	from Tallinn, Estonia to Warsaw, Poland, journey times were cut from six days to two days, and
•	from Budapest, Hungary to Prague, Czech Republic, journey times were cut from four days to one day.

36	TPG Annual Report 2004

Back to Contents

In addition to offering customers shorter overall transit times between European Union countries, we have capitalised on reduced delays at country borders to provide customers in the accession countries with later collections for exports and earlier deliveries of imports. We have added additional sorting capabilities at 10 of our existing sites to process the increased flow of consignments travelling through our network.

We continue to enhance our European air and road networks to be able to offer the most reliable service to our customers. With respect to our European network, we added a road service to Bosnia in 2004, making it the 33rd country in our express road network. We introduced Turku in Finland as a new airport connection in March 2004 and in October 2004 further expanded our already dense network coverage by introducing Malta and Cluj in Romania. We intend to make further investments to improve the sorting facilities at our hub at Arnhem.

On 8 January 2004, we announced plans to introduce a further five Boeing 737-300 aircraft to our European air network. The five aircraft, leased for five years from GE Capital Aviation Services, will replace chartered aircraft currently operating in our express air network. The new B-737s will be phased in over the next four years. Two aircraft joined the fleet in 2004, with further aircraft to be added in 2005, 2006 and 2007.

Liège Investment
On 25 May 2004, we announced a €36 million investment plan for our Liège air hub, to be completed by the end of 2005. This investment confirms our growth prospects and our strong commitment to the region. Our investment is intended to improve transit times for our customer base and increase the percentage of consignments delivered on time and in perfect condition.

The planned investment is intended to:

-	accommodate growth in number of airport destinations and sorting splits,
-	remove time consuming, non-ergonomic manual processes,
-	provide extra capacity,
-	reduce damaged shipments,
-	allow later departures and earlier arrivals, and
-	increase staff productivity.

A number of initiatives were taken and launched aiming at reducing noise, either on the ground or in-flight, of our fleet. These include the implementation of new aircraft procedures to reduce lateral tolerance and optimise the climb profile during take-off, introduction of Boeing 737 aircraft, ground power units replacing noisier auxiliary power units and commencing to recertify the A300 aircraft at a lower maximum take off weight. See chapter 12, note 14.

Express Rest of the World
The Express Rest of the World business line provides door-to-door express delivery of documents, parcels and freight worldwide in all areas outside Europe and from these areas to Europe. Our worldwide coverage extends to more than 200 countries. In many of these countries our global express services are augmented by domestic and regional express delivery services. We also are building our position in Asia and have further improved service levels between Europe and Asia. Our business in Asia has expanded through a mix of organic growth, acquisitions and co-operative ventures such as our alliance with China Post.

In China, we have 25 company-owned locations supported by an extensive agency and associate network that allows us to serve some 500 cities. We aim to have 35 of our own locations by the end of 2005.

Express Rest of the World operates in a similar way to that of our Express Europe business line, but relies primarily on airlift by commercial passenger airlines for linehaul transportation links.

In Australia our business was brought back to profitability in 2003, and further earnings improvements were achieved in 2004, through:

•	yield improvements through appropriate pricing actions,
•	increased customer loyalty through improved delivery of
customer services, and
•	strong cost management.

In North America, we carry international express shipments primarily to and from the Northeast and West Coast regions. Building on our own delivery network in the Northeast business corridor, we have introduced improved next-day delivery services to nine major business centres, including New York, Washington D.C., Chicago and Toronto.

Express Rest of the World primarily competes with the three major carriers, which are UPS, FedEx and Deutsche Post (DHL). See chapter 10 – “Risk factors”. All of these carriers are pursuing aggressive expansion strategies in China and other emerging markets.

TPG Annual Report 2004	37

Back to Contents

Chapter 04    The express division

Express financial review

Express operating revenues

	Year ended at 31 December

	2004		%	2003	%	2002[1]

	US$	€	VARIANCE	€	VARIANCE	€

Express Europe	5,163	3,814	10.4	3,455	1.6	3,402
Express Rest of the World	1,194	882	10.8	796	3.0	773

Total operating revenues	6,357	4,696	10.5	4,251	1.8	4,175

(in millions, except percentages)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Express operating expenses

	Year ended at 31 December

	2004		%	2003	%	2002[1]

	US$	€	VARIANCE	€	VARIANCE	€

Cost of materials	202	149	18.3	126	(6.0)	134
Work contracted out and other external expenses	3,047	2,251	9.4	2,057	0.6	2,044
Salaries and social security contributions	2,070	1,529	7.8	1,418	2.8	1,379
Depreciation, amortisation and impairments	283	209	5.6	198	3.7	191
Other operating expenses	319	236	3.1	229	(2.6)	235

Total operating expenses	5,921	4,374	8.6	4,028	1.1	3,983

(in millions, except percentages)

1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Express operating income

	Year ended at 31 December

	2004		%	2003	%	2002[1]

	US$	€	VARIANCE	€	VARIANCE	€

Earnings from operations	505	373	35.1	276	12.2	246
% of express operating revenues	7.9%	7.9%		6.5%		5.9%
Amortisation and impairment of goodwill	(69)	(51)	3.8	(53)	1.9	(54)

Total operating income	436	322	44.4	223	16.1	192

(in millions, except percentages)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Express operating statistics

	Year ended at 31 December

	2004	2003	2002[1]

Number of consignments (in thousands)	176,429	170,782	170,310
Total number of tons carried	3,378,863	3,203,138	3,149,161
Average of number of working days	260	250	250
Number of depots / hubs	857	836	854
Number of vehicles [2]	19,023	18,308	18,008
Number of aircraft [2]	42	43	43

1.	Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.
2.	A substantial number of vehicles and aircraft are not owned by us but are leased or subcontracted.

38	TPG Annual Report 2004

Back to Contents

During 2004, our express division realised higher operating revenues and improved earnings as a percentage of operating revenues due to a strong performance in our international business (attributable to offering the right products, disciplined pricing management and an efficient sales process) and a higher average number of working days.

We continued to grow our profit margin, which was achieved through the implementation of standard commercial policies, cost control whilst maintaining service levels and the ongoing review of our revenue quality yield against cost inflation.

Some of the other key performance indicators used to monitor our express business include on-time delivery, customer satisfaction and employee satisfaction.

Express Operating Revenues
2004
Operating revenues of our express division for 2004 increased by €445 million (10.5%) compared to the prior year. The organic growth in operating revenues of our business was €454 million (10.7%). The 2003 acquisition of Archive and Data Storage had a positive effect on operating revenue of €1 million but negative foreign exchange effects had a negative effect of €10 million (-0.2%), mainly due to the weakening of the US dollar and various Asian currencies against the euro.

The increase in operating revenues was due primarily to strong volume growth and an increased number of working days, with European air volumes increasing over last year by 4.9% and road volumes by 9.7%, as well as a positive European revenue quality yield of 3.9%.

Express Europe operating revenues for 2004 increased by €359 million (10.4%) compared to the prior year. The organic growth in operating revenues was €347 million (10.1%). Most business units contributed to the increase in operating revenue despite the mixed economic conditions. In particular, the UK, Benelux, Italy, Spain and the Eastern European countries contributed to the majority of the growth in operating revenue. The 2003 acquisition of Archive and Data Storage had a positive effect on operating revenue of €1 million and foreign exchange had a positive effect of €11 million (0.3%).

Express Rest of the World operating revenues for 2004 increased by €86 million (10.8%) compared to the prior year. This was achieved through the €107 million (13.4%) organic growth in operating revenues from operations primarily in China, Taiwan and the Middle East. This was partly offset by negative foreign exchange effects of €21 million (-2.6%) mainly due to the weakening of the US dollar and various Asian currencies against the euro.

2003
Operating revenues of our express division for 2003 increased by €76 million (1.8%) compared to 2002. The organic growth in operating revenues of our business was €265 million (6.3%). The combination of the 2002 disposal of our Mistral Air Srl. business and the 2003 acquisition of Archive and Data Storage, had a net negative effect on operating revenue of €5 million (-0.1%) and negative foreign exchange effects accounted for a €184 million

(-4.4%) decline mainly due to the weakening of the UK pound, the US dollar and various Asian currencies against the euro.

The increase in operating revenues was due primarily to improvements in the revenue quality yield and modest volume improvements that resulted from the continued focus on the division’s standard commercial policies that concentrate on providing simplified, no-discount tariffs to all new small and medium-sized business-to-business customers.

Express Europe operating revenues for 2003 increased by €53 million (1.6%) compared to the prior year. The organic growth in operating revenues was €168 million (4.9%). Most business units contributed to the increase in operating revenue despite the difficult economic conditions. In particular, Germany, France, Austria, Spain and the Eastern European countries contributed to the majority of the growth in operating revenue. The negative effect on operating revenue in 2003 from acquisitions of €5 million (-0.1%) mainly related to a €6 million decrease in revenues through the sale of our Mistral Air business in 2002, offset by €1 million in additional revenues from Archive and Data Storage. The negative foreign exchange effects of €110 million (-3.2%) related mainly to the weakening of the UK pound against the euro.

Express Rest of the World operating revenues for 2003 increased by €23 million (3.0%) compared to the prior year. This was achieved through the €97 million (12.6%) organic growth in operating revenues from operations primarily in Australia, Asia and the Middle East. This was partly offset by foreign exchange effects of €74 million (-9.6%) mainly due to the weakening of various Asian currencies against the euro.

Express Operating Income
2004
The express division’s operating income for 2004 increased by €99 million (44.4%) compared to 2003. Amortisation of goodwill during 2004 decreased by €2 million to €51 million compared to 2003 and the express division’s earnings from operations for 2004 increased by €97 million (35.1%) compared to 2003.

Operating expenses of our express division for 2004 increased by €346 million (8.6%) compared to the prior year. This was driven mainly by the strong international volume growth, additional full time equivalent employees required to process these volumes, the expansion of our business in China and Eastern Europe and the high costs of fuel for our aircraft, linehaul and pick up and delivery vehicles. Cost of materials increased by €23 million (18.3%) due to the higher fuel costs incurred in all business units. Work contracted out and other external expenses increased by €194 million (9.4%). This included the cost of linehaul and pick up and delivery, which have increased to service the higher volumes and to improve the service quality. This also included the higher fuel costs from commercial linehaul and subcontractors as well as the increased number of depots in China. Salaries and social security contributions increased by €111 million (7.8%) due to the additional number of full time equivalents, salary increases for existing employees, severance and redundancy payments and the higher number of working days in 2004. Depreciation, amortisation and impairments increased by €11 million (5.6%) due to the costs of asset impairments

TPG Annual Report 2004	39

Back to Contents

Chapter 04    The express division

on buildings in Australia and Germany. In Australia we had an impaired depot due to construction faults. The impairment amount was offset against a compensation received from the company that constructed the depot. Other operating expenses increased by €7 million (3.1%) due to increased advertising and consultants costs.

The improvement in operating income was due primarily to continued focus on the division’s standard commercial policies and achieving further operating efficiencies by continuing to share best operating practices throughout our business and investing in operations and information systems aimed at further improving our service quality. Almost all our express business units achieved improvements in their earnings from operations. Improvements were most significant in the Benelux countries, the UK, Ireland, Germany, Eastern Europe, Spain, Austria and Scandinavia. The organic growth in earnings from operations for 2004 increased by €96 million (34.8%) compared to 2003. The positive foreign exchange fluctuations amounted to €1 million (0.3%).

Overall earnings from operations as a percentage of express operating revenues increased to 7.9% for 2004 compared to 6.5% in the prior year.

2003
The express division’s operating income for 2003 increased by €31 million (16.1%) compared to 2002. Amortisation of goodwill during 2003 decreased by €1 million to €53 million compared to 2002 and the express division’s earnings from operations for 2003 increased by €30 million (12.2%) compared to 2002. The improvement was due primarily to continued focus on the division’s standard commercial policies that concentrate on providing simplified, no-discount tariffs to all new small- and medium-sized business-to-business customers and achieving further operating efficiencies by continuing to share best operating practices throughout our business and investing in operation and information systems aimed at further improving our service quality. The organic growth in earnings from operations for 2003 increased by €57 million (23.1%) compared to 2002. This was partly offset by acquisitions that resulted in a €5 million (-2.0%) decrease in earnings from operations and foreign exchange fluctuations that amounted to €22 million (-8.9%) mainly due to the weakening of the UK pound, the US dollar and various Asian currencies against the euro.

Overall earnings from operations as a percentage of express operating revenues increased to 6.5% for 2003 compared to 5.9% in the prior year.

40	TPG Annual Report 2004

Back to Contents

05

The logistics division

Angel of the North, Gateshead

TPG Annual Report 2004	41

Back to Contents

Chapter 05    The logistics division

Logistics business description

With operations in 39 countries, our logistics division provides services focused on supply chain management. We work to ensure that — across the functions of procurement, manufacturing and distribution — the right goods, in the right quantities and condition are available at the right place and time. One key aspect of this is reducing the time it takes to bring goods from suppliers to their customer by using the latest technology to increase our customers’ visibility to their goods in the supply chain.

Through a combination of targeted acquisitions and organic growth, we have built a truly global logistics business with significant operations in Europe, North and South America, Asia and Australia. Our acquisition strategy has focused on achieving critical mass in selected geographies and six industry sectors: automotive inbound, automotive outbound (spare parts and finished vehicles), tyres, high-tech electronics, publishing and media and fast-moving consumer goods. With a few exceptions in certain sectors, we believe we have achieved critical mass in terms of market presence and customer base in every market we serve. We are continuing to develop our sector expertise in tandem with initiatives to manage key accounts.

We are broadening our global service offering through the addition of freight management services, comprising primarily air and sea freight transportation. This expansion is to be achieved through a series of strategic acquisitions, the first of which, the purchase of the Sweden-based Wilson, took place in 2004.

In general, freight management operators do not own assets to provide these transportation services and must acquire cargo space from airline and shipping firms. Combining cargo from a number of customers allows freight management operators to secure favourable rates from airlines and shipping companies, while at the same time matching the customer cargo with the shipping routes that yield the lowest price. In the past, where we were asked to provide these services by our existing customers we subcontracted these services to external parties. We expect that the addition of our freight management capability and expertise will enable us to offer our knowledge, skills and value added activities to a larger potential customer base while at the same time offering existing customers a fuller service offering. This is particularly relevant for the automotive and high-tech electronics sectors.

We provide logistics services mainly under the TNT brand and, where appropriate, we still subcontract specific services, such as air, rail or basic truck transportation. Control over and responsibility for the subcontracted services is ensured through our information technology – particularly through our MatrixTM technology discussed below - and management infrastructure.

Our service offering depends upon and is tailored to the customer’s needs. We have developed specialised knowledge and skills, and provide a range of value-added activities such as:

•	specialised distribution services,
•	value-added warehousing,
•	air, sea and ground freight management,
•	inventory control,
•	order picking and information systems management to control production and parts supply,
•	data and documentation management services,
•	sub-assembly and installation upon delivery,
•	repair servicing and returns,
•	sequencing and kitting,
•	systems integration,
•	stock management,
•	global materials management, and
•	supply chain management consulting.

LOGISTICS STRATEGY
Our ambition is to be the recognised world-wide leader in targeted industry sectors by designing, implementing and operating complex supply chain solutions and exploiting information technology to achieve integration and visibility throughout the process. Our objectives are to achieve operational excellence, global coverage and leadership in the industry sectors we target.

Throughout 2004 we made significant progress in addressing a number of the operational difficulties that negatively impacted our business performance in 2003, despite the continued sluggish economic conditions in some of our industry sectors that impacted both 2003 and 2004. Our long-term logistics strategy encompasses the following:

•	Standardise key processes that are intended to bring immediate and significant improvements to the profitability of the division.
•	Serve specific target industry chains, including inbound automotive and outbound spare parts, tyres, consumer electronics and high-tech, media and publishing and fast-moving consumer goods/retail.
•	Achieve “network innovator” status, which means that we aim at being an industry innovator in selected sectors. We aim to do this through:
	-	the creation of superior value for customers through new and additional services supported by our innovative MatrixTM technology,
	-	further expanding our global presence, and
	-	decreasing our costs by overseeing the total supply chain, capitalising on economies of scale and optimising the utilisation of assets and networks.
•	Expand our areas of operation in response to what our key customers consider to be important to the growth of their business.
•	The establishment of global freight management capability, providing both our existing and future customers with a more complete supply chain solution.

42	TPG Annual Report 2004

Back to Contents

In 2004, our logistics division earned revenues of €4,081 million. Logistics accounted for 32.3% of our operating revenue, 7.7 % of our operating income and 11.0% of our earnings from operations.

The following table sets forth total operating revenues for our logistics division for each of the years in the three-year period ended 31 December 2004.

Logistics operating revenues

	Year ended at 31 December

	2004		2003	2002[1]

	US$	€	€	€

Total operating revenues	5,525	4,081	3,735	3,610

(in millions)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

LOGISTICS DIVISION OVERVIEW
In 2004, our logistics division made significant progress in addressing the operational difficulties that troubled the business in 2003, ultimately demonstrated by a much-improved operating income. In addition, a more stringent financial control environment was achieved through both structural change and a focus on key processes. Much of the credit for delivering this operational improvement goes to our Transformation through Standardisation (TtS) programme initiated in July 2003. The standard operating and business development practices that make up this programme delivered improvement in each of the following areas:

•	procurement,
•	transportation and distribution,
•	warehousing,
•	information technology, and
•	contract portfolio rationalisation.

The principles of the TtS programme are now embedded in our everyday operations and we believe they provide a strong basis for profitable growth and increased financial control.

Despite this substantial progress, revenue growth was partially stifled by a relatively stagnant economic environment and was negatively impacted in 2004 by the results of a thorough review of our contract portfolio. Contracts that failed to meet our profitability guidelines under the TtS programme were faced with termination, expiration or renegotiations of the terms and conditions. Of the underperforming business units identified in the previous year, only the performance of the French operations is still a cause of concern to us. In France, we are faced with a deteriorating trading environment due to our high cost base and particularly due to the increase of low-cost competition in the transportation area.

We consider the establishment of global freight management capabilities as a critical step in providing both our existing and future customers with a more complete supply chain solution. The additional ocean and air freight capabilities offered by a freight management operation complement the transportation and warehousing services and solutions that are the core of our existing contract logistics business.

In August 2004, the division took its first step in establishing freight management capabilities through the acquisition of Wilson, a global freight management business with a global reach and a significant presence in the Nordic region. This acquisition is expected to deliver benefits to our logistics and express divisions in the form of cross-selling opportunities and operational cost and overhead reductions. A dedicated integration team is in place to deliver the synergy potential, which we hope will generate additional operational profit by 2008 in the following areas:

•	Accelerated revenue growth through cross selling of logistics, express and freight management products and services.
•	Operational cost reductions through the combination of the air freight and land transport procurement functions of our express, logistics and freight management activities.
•	Overhead and other cost reductions through combining facilities, buildings and associated costs and combining general procurement.

Market Trends
COMPETITION
The logistics industry continues to be fragmented in a competitive market. Global industry leaders are competing not only with each other but also with small local specialists. Investment bank ING estimates the size of the global contract logistics market at €657 billion. The outsourced portion of this is estimated at around 22% or €145 billion. The logistics market is still very fragmented with the top 7 contract logistics providers are estimated to control less than 11% market share in 2003 (source: ING, November 2004). There is anecdotal evidence that the large providers continue to win market share from the hundreds of smaller logistics companies that comprise the balance of the market. This trend is likely to continue as more shippers seek out the comprehensive logistics capabilities of the market leaders (source: Bear Stearns, September 2004).

As the logistics industry develops, we believe a two-tier provider trend is emerging. First-tier agents, known as lead logistics providers, are able to offer the broadest range of services, including the traditionally outsourced, second-tier functions: warehousing, transportation and freight management.

TPG Annual Report 2004	43

Back to Contents

Chapter 05    The logistics division

Delivering services either through their own capabilities or by subcontracting in part to second-tier providers focused on warehousing, transportation and freight management, lead logistics providers serve as a single point of contact for the customer. Customers for whom we are a lead logistics provider include FIAT SpA and BMW North America. As the complexity and scope of logistics assignments grows, we believe securing this role will be increasingly dependent on a provider’s information technology capabilities and geographic reach. The main technology that we use to provide lead logistics services is called MatrixTM. It offers an integrated technological solution spanning the entire supply chain. During 2004, one of the key priorities within the logistics division was to further develop the functionality of MatrixTM and to implement it in operations around the world, including operations in Brazil, Thailand, Italy, Belgium, the Netherlands, Luxembourg, the UK and Australia.

CUSTOMER TRENDS
Originally, the main reason customers outsourced their logistics operations was to control and reduce costs. Today the expectations are higher. A third party logistics provider must be able to offer more efficient solutions for an ever-larger portion of the supply chain. More than before, a logistics company’s success depends on its capacity to deliver integrated, end-to-end solutions with significant financial and operational improvements and the ability to increase the final customers’ satisfaction levels.

Information technology has become increasingly crucial for the logistics sector as it supports most of the supply chain processes. Technology such as radio frequency identification (RFID) has the potential to significantly change the logistics processes. RFID technology is used to track assets throughout the supply chain. In this case, a transponder (also called a tag) containing a unique identifier and specific product information is attached to a container or a pallet. This tag can be tracked at any point of the supply chain by communicating with readers. This technology is also being tested by market participants to track individual shipments.

This technology is widely expected to improve efficiency across the entire supply chain and enhance visibility and tracking. This translates into better responsiveness in the supply chain. Our logistics division, together with the mail and express divisions, is currently testing the viability and benefits of RFID in a number of pilots that cover various activities and operations within the supply chain. For example, one such pilot involves a major United States-based auto manufacturer for whom we are responsible for ensuring that the parts needed to assemble cars arrive punctually at the assembly line. RFID tags are used to ensure that shipments are not placed in the wrong trucks. These tags will automatically detect if a mistake is being made, in which case flashing red lights will stop the handlers and instruct them where the items should be loaded. As a next step, we expect this system to be implemented at the auto manufacturer’s suppliers to improve shipment accuracy and speed up delivery times.

Logistics companies are driven by their clients in terms of service offering and geographic expansion. Given its rapid development, the Chinese market is a key focus area. The domestic Chinese transport and logistics market is estimated to grow at an annual rate of 25% between 2003 and 2007 (source: Transport Intelligence, China Logistics Report 2004). Logistics industry investment in China has continued to expand, helped by a positive change in the rules governing corporate activity in that market. The migration of manufacturing infrastructure to China, the expected gradual rise in consumption and the relative lack of outsourced logistics activities in China make the market particularly attractive. Additionally, logistics costs as a percentage of total costs are relatively high in China. Some estimates put logistics costs as a proportion of finished product value at about 20%, more than double that in more developed markets. This makes the need for high quality supply chain solutions that reduce costs only greater.

Global logistics players have started reinforcing their presence in China. We believe we are well positioned to thrive in this growth market as we have built up a market-leading position in the automotive market through our joint venture with the logistics division of China’s leading automotive company, Shanghai Automotive Industry Corporation. During 2004, our presence in China has been strengthened through significant management reinforcement as part of the TPG strategy to make China one of the key growth areas for the coming years.

As logistics providers become more experienced, we believe more manufacturers will decide to outsource their logistics activities. According to an estimate by HSBC analysts 30% of logistics in Europe is outsourced (source: HSBC, 11 May 2004). In North America this percentage was only 15% and in Asia 10%. The percentage of outsourced logistics is expected rise over the coming years as more and more companies turn to logistics providers to perform part of their supply chain activities. Analysts at ING Bank estimate that “on a global level, the percentage of outsourced logistics will rise from 23% to 27% in 2010. This trend, combined with the overall growth of logistics economies as the world economy expands leads to expected market growth rates of around 8% for the coming years” (source: ING Bank, November 2004).

44	TPG Annual Report 2004

Back to Contents

Logistics financial review

Logistics operating revenues

	Year ended at 31 December

	2004	2004	%	2003	%	2002[1]

	US$	€	VARIANCE	€	VARIANCE	€

Total operating revenues	5,525	4,081	9.3	3,735	3.5	3,610

(in millions, except percentages)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Logistics operating expenses

	Year ended at 31 December

	2004		%	2003	%	2002[1]
			VARIANCE		VARIANCE
	US$	€		€		€

Cost of materials	351	259	13.1	229	5.5	217
Work contracted out and other external expenses	2,885	2,131	9.3	1,950	6.6	1,830
Salaries and social security contributions	1,630	1,204	4.0	1,158	15.9	999
Depreciation, amortisation and impairments	214	158	(52.8)	335	110.7	159
Other operating expenses	323	239	(10.2)	266	(16.4)	318

Total operating expenses	5,403	3,991	1.3	3,938	11.8	3,523

(in millions, except percentages)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Logistics operating income

	Year ended at 31 December

	2004		%	2003	%	2002[1]

	US$	€	VARIANCE	€	VARIANCE	€

Earnings from operations	207	153	537.5	24	(84.7)	157
% of logistics operating revenues	3.7%	3.7%		0.6%		4.3%
Amortisation and impairment of goodwill	(85)	(63)	72.2	(227)	(224.3)	(70)

Total operating income	122	90	144.3	(203)	(333.3)	87

(in millions, except percentages)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Logistics operating revenues per industry

	Year ended at 31 December

	2004	%	2003	%	2002[1]	%
		OF TOTAL		OF TOTAL		OF TOTAL
	€		€		€

Automotive	1,455	35.8	1,428	38.2	1,379	38.2
Fast moving consumer goods	642	15.7	635	17.0	655	18.1
Hi-tech and electronics	503	12.3	499	13.4	445	12.3
Publishing and media	250	6.1	229	6.1	238	6.6
Tyres	177	4.3	221	5.9	219	6.1
Freight management (Wilson)	279	6.8
Other	775	19.0	723	19.4	674	18.7

Total	4,081	100.0	3,735	100.0	3,610	100.0

(in millions, except percentages)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

TPG Annual Report 2004	45

Back to Contents

Chapter 05    The logistics division

Logistics operating revenues per geographic region

	Year ended at 31 December

	2004	%	2003	%	2002[1]	%
		OF TOTAL		OF TOTAL		OF TOTAL
	€		€		€

Europe	2,994	73.4	2,794	74.8	2,644	73.2
North America	634	15.5	630	16.9	704	19.5
Rest of the World	453	11.1	311	8.3	262	7.3

Total operating revenues	4,081	100.0	3,735	100.0	3,610	100.0
Number of countries of operation	39	-	36	-	36	-

(in millions, except percentages)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

Logistics statistics

	Year ended at 31 December

	2004	2003	2002[1]

Number of warehouses	655	471	415
Number of square metres (in thousands)	7,098	6,607	6,186
Joint ventures
Number of warehouses	44	69	70
Number of square metres (in thousands)	1,359	969	968

1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

During 2004 our logistics division delivered a €346 million increase in operating revenues compared to 2003, of which €258 million arose as a result of the inclusion of the results of newly-acquired businesses, primarily Wilson. The logistics division generated operating income of €90 million. This represents a €293 million improvement over the prior year. After adjusting the 2003 comparative figures to reflect the additional charges in 2003 of €163 million of costs for goodwill impairments, €10 million of costs for asset impairments and €69 million of various costs associated with the Transformation through Standardisation programme, operating income improved by €51 million with earnings from operations increasing €50 million, including a net acquisition impact of €10 million.

The revenue growth in the logistics division has been somewhat limited by both internal and external factors. The contract rationalisation initiative within the Transformation through Standardisation programme has enforced a stricter view as to the acceptable earnings contribution of both prospective and existing contracts, leading to the termination of and addition of fewer lower margin contracts. The principal external factor restricting our logistics growth is the business and trading environment within the French logistics market. We are assessing a number of strategic and operational options in this connection.

We believe that the Transformation through Standardisation programme, implemented in 2003, has delivered a significant contribution to the improvement in our operating income, through the development, sharing and application of best practice processes across our operational sites. Further evidence of the positive impact of this programme can be seen from the improvement in the earnings from operations as a percentage of operating revenues. This measure improved from 0.6% (2.8% excluding asset impairment and Transformation though Standardisation costs) in 2003 to 3.7% in 2004 (3.8% when excluding the impact of the freight management business).

Logistics Operating Revenues
2004
Our logistics operating revenues for 2004 increased by €346 million (9.3%) compared to 2003. Organic operating revenues increased by €136 million (3.7%) in 2004, compared to 2003. This increase was primarily due to the commencement of new contracts in Europe (mostly in Italy, Germany, and the United Kingdom), North America, and Rest of the World (mostly in Asia and South America) that generally offset the adverse impact of contract terminations in those countries. In total, the net effect of acquisitions and disposals of group companies and joint ventures accounted for €258 million (6.9%) of the logistics operating revenue growth during 2004. Foreign exchange effects decreased logistics operating revenues in 2004 by €48 million (-1.3%) compared to 2003, mainly due to the appreciation of the euro against other currencies, especially those in the United States, China and the rest of Asia.

Operating revenues in Europe grew by €200 million (7.2%) in 2004, compared to 2003. This included a positive net acquisition effect of €120 million (4.3%), mostly explained by the acquisition of Wilson in the European region, with the remaining impact reflecting the net revenue impact of the acquisition of the

46	TPG Annual Report 2004

Back to Contents

remaining 50% of our Turkish joint venture and the revenues lost through the disposal of our TNT-DFDS Transport Logistics joint venture. Organic operating revenues in Europe in 2004 grew by €66 million (2.4%) compared to 2003. New European contract wins included Ford Motor Company and Volkswagen AG in Germany, Proctor and Gamble in Italy and B&Q Plc in the UK. In France, operating revenues continued to decline in 2004 due to a combination of contract terminations and the non-renewal of existing business due to the uncompetitive pricing structure of the market. The effect of changes in foreign exchange rates increased Europe’s operating revenues in 2004 by €14 million (0.5%) compared to 2003.

Operating revenues in North America increased by €4 million (0.6%) in 2004, compared to 2003. Included in this amount was a net acquisition impact of €39 million (6.2%) relating to the Wilson’s business in the North American region. Organic operating revenues in North America in 2004 grew by €13 million (2.0%) compared to 2003, due to increased volumes on existing contracts and new contract wins, including American Honda Motor Company Ltd., Norfolk Southern Rail and AAI Ford. The effect of changes in exchange rates decreased North America’s operating revenue in 2004 by €48 million (-7.6%) compared to 2003.

Operating revenues in Rest of the World grew by €142 million (45.7%) in 2004, compared to 2003. Included in this amount was a net acquisition impact of €99 million (31.8%) relating to the acquisition of Wilson in the Rest of the World region. Organic operating revenues in Rest of the World in 2004 grew by €57 million (18.4%) compared to 2003. This increase was due to new contract wins in Asia, as well as further growth of our TNT Anji joint venture in China. The effect of changes in exchange rates decreased operating revenues in 2004 by €14 million (-4.5%) compared to 2003, mainly as a result of the increase in the euro relative to various Asian currencies.

In addition, we have remained focussed on our existing contract base and improved contract retention rates (the rate at which contracts due for renewal in any given period are successfully renewed, defined as annualised revenue of contracts renewed divided by the annualised revenue of contracts due for renewal) to approximately 75% in 2004. In this competitive environment, contracts have inevitably exited the portfolio as we seek to clean the portfolio and customers seek price reductions elsewhere. Examples of contract terminations include Tulip Computers Holding in the UK, Migros in Turkey and General Motors Corp. in North America.

2003
Our logistics operating revenues for 2003 increased by €125 million (3.5%) compared to 2002. Organic operating revenues increased by €297 million (8.3%) in 2003, compared to 2002. This increase was primarily due to the commencement of new contracts in Europe (mostly in Italy, Germany, and the United Kingdom), North America, and Rest of the World (mostly in Asia and South America) that generally offset the adverse impact of contract terminations in those countries. In total, the net effect of acquisitions and disposals of group companies and joint ventures accounted for €59 million (1.6%) of the logistics operating revenue growth during 2003. Foreign exchange effects decreased logistics operating revenues in 2003 by €231 million

(-6.4%) compared to 2002, mainly due to the appreciation of the euro against other currencies, especially in the United States, South America, United Kingdom and Asia.

Operating revenues in Europe grew by €150 million (5.7%) in 2003, compared to 2002. Organic operating revenues in Europe in 2003 grew by €148 million (5.6%) compared to 2002. New European contract wins included Pirelli & C SpA and Volkswagen in Germany, Telecom Italia SpA in Italy and KPN in the Netherlands. The commencement of a new FIAT contract in May also contributed to operating revenue growth in Europe. In France, operating revenues declined in 2003 due to contract terminations. The full year impact of prior year acquisitions of Transports Nicolas and our TNT-DFDS Transport Logistics joint venture provided a €74 million (2.8%) increase in operating revenues in 2003. The effect of changes in foreign exchange rates decreased Europe’s operating revenues in 2003 by €72 million (-2.7%) compared to 2002.

Operating revenues in North America declined by €74 million (-10.5%) in 2003, compared to 2002. Organic operating revenues in North America in 2003 grew by €50 million (7.1%) compared to 2002. New North American contract wins included NACCO Industries Inc., Mitsubishi North America and Interline Brands Inc.. The prior year’s gain on the termination of an automotive contract and related joint venture resulted in a negative acquisition effect of €15 million (-2.1%) on operating revenue in 2003. The effect of changes in exchange rates decreased North America’s operating revenue in 2003 by €109 million (-15.5%) compared to 2002.

Operating revenues in Rest of the World grew by €49 million (18.7%) in 2003, compared to 2002. Organic operating revenues in Rest of the World in 2003 grew by €99 million (37.8%) compared to 2002. This increase was due to new contract wins in Asia, including contracts with Isuzu Motors America Inc. and Philips India, as well as further growth of our TNT Anji joint venture in China. The effect of changes in exchange rates decreased operating revenues in 2003 by €50 million (-19.1%) compared to 2002, mainly as a result of the increase in the euro relative to various Asian currencies.

By maintaining a focus on our strategic growth objectives, continually improving our business development processes and leveraging our knowledge globally, we improved our business development efficiency (the rate at which we convert new business opportunities to operational contracts, defined as the annualised revenue of new operational contracts divided by annualised revenue of potential contracts in a given period) from 20% to 22%.

In addition, we remained focussed on our existing contract base and held contract retention rates at approximately 70% in 2003. In this competitive environment, contracts inevitably exited the portfolio as we sought to clean the portfolio and customers sought price reductions elsewhere. Examples of contract terminations included Ikea and Land Rover in the UK, Delphi in Spain and Goodyear Tire & Rubber Co. in North America.

TPG Annual Report 2004	47

Back to Contents

Chapter 05    The logistics division

Logistics operating income
2004
The logistics division's operating income in 2004 increased by €293 million (144.3%) compared to 2003, resulting in an operating income of €90 million. Amortisation of goodwill in 2004 decreased by €164 million (72.2%) compared to 2003. This decrease in amortisation was primarily due to the €163 million goodwill impairment charge recorded in the third quarter of 2003 and the resulting decrease in amortisation charge for the remainder of 2003 and 2004. No such impairments were recorded in 2004.

The logistics division's earnings from operations in 2004 increased by €129 million (537.5%) compared to 2003. The increase in operating income consisted of an organic increase of €122 million (508.3%), a favourable net effect from acquisitions and disposals of group companies and joint ventures of €10 million (41.7%) and an unfavourable impact of foreign exchange movements of €3 million (-12.5%).

The organic earnings improvement of 537.5% reflected the negative impact on 2003 earnings from operations of asset impairment charges and costs associated with the Transformation through Standardisation programme, totalling €79 million. Excluding these costs, the organic improvement would have been 41.7%.

The improvement in organic earnings from operations was most significant in our Benelux, Italy and Germany businesses. The improvement in the Benelux business was attributable to a strong sector focus on high volume businesses. Italy and Germany reversed their loss-making position reported in 2003 through contract rationalisation and improved cost control.

In France, the combination of lack of profitable new business in a market with excess capacity and a high fixed cost base has led to a continuation of the disappointing earnings results reported in 2003. Management is assessing a number of options in relation to this business in light of the operational and financial performance levels we expect from all our business units.

Operating expenses increased by €53 million, mainly driven by the acquisition impact of Wilson (€269 million), offset by the impairment expense taken in 2003 in France, Germany, Nordics, Spain and Italy, totalling €173 million. Other significant impacts included the sale of DFDS (- €26 million) and the full integration of our joint venture in Turkey (€6 million) together with a negative foreign exchange effect of €47 million.

The organic increase of the cost of materials €42 million (18.3%) was driven by business growth particularly in UK, Italy and South America.

Higher expenses for work contracted out were related to the first-time inclusion of Wilson. In organic terms the decrease was €18 million (0.9%). This decrease was achieved by reduced use of agency labour and subcontractors primarily in France, South East Asia, Italy and the UK.

Salaries including social and pension contributions grew organically by 3.5% (€40 million) which was partially a result of business growth in Central and Eastern Europe and the UK,

partially offset by rationalisation measures in France due to a reduction of business activity there.

Amortisation, depreciation and impairments significantly decreased in 2004 compared to 2003 due to the aforementioned goodwill and asset impairments in 2003.

Other operating expenses decreased organically by €36 million (13.5%) due to overhead and cost reductions, lower insurance premiums and the release of excess provisions.

Foreign exchange rate effects decreased operating earnings by €3 million (-12.5%) and arose mainly from the appreciation of the euro against other currencies, especially in the United States, China and the rest of Asia. The net effect of acquisitions and disposals accounted for an increase of €10 million (41.7%) in earnings from operations in 2004, due primarily to the net effect of the acquisition of Wilson business, the acquisition of the additional 50% of TNT Lojistik ve Dagitim Hizmetleri A.S. in Turkey and the disposal of our TNT-DFDS Transport Logistics joint venture in 2004.

Overall earnings from operations as a percentage of logistics operating revenues in 2004 increased to 3.7% from 0.6% in 2003 and to 3.8% excluding the impact of the acquisition of Wilson.

2003
The logistics division's operating income in 2003 decreased by €290 million (-333.3%) compared to 2002, resulting in an operating loss of €203 million. Amortisation of goodwill in 2003 increased by €157 million (224.3%) compared to 2002. This increase was primarily due to the €163 million goodwill impairment charge recorded in the third quarter and was partly offset by the resulting decrease in amortisation charge for the remainder of 2003. The impairments were made in respect of our France, Italy, Germany and Nordics businesses.

The logistics division's earnings from operations in 2003 decreased by €133 million (-84.7%) compared to 2002. The decrease in operating income consisted of an organic decrease of € 101 million (-64.3%), unfavourable impact of foreign exchange movements of € 15 million (-9.6%) and an unfavourable net effect from acquisitions and disposals of group companies and joint ventures of € 17 million (-10.8%). The majority of the decrease in organic earnings from operations was attributable to:

Asset impairments in France and Spain totalling €10 million.

Costs associated with the Transformation through Standardisation programme of €69 million. These costs were broken down as follows:

-	Restructuring - €34 million
This included expenses for redundancy payments and social plans executed in 2003 of €16 million including the cost for replacement of management and consultancy costs to set up the Transformation through Standardisation programme as well as additions to our restructuring provisions of €18 million at year end. During the year 903 employees were made redundant due to these restructurings.

48	TPG Annual Report 2004

Back to Contents

-	Refinements of estimates - €16 million
Refinements of estimates of accruals and supplier rebates.
-	Contract rationalisation - €6 million
Costs associated with contract terminations in 2003 as part of the application of the divisionís commercial practice rules.
-	Warehousing - €11 million
This related to the upgrading of leased buildings to contract requirements, in particular for the closure of our Peschiera, Pandino and Pomezia warehouses in Italy and our Trappes warehouse in France. Of this amount €3 million was spent in 2003.
-	Legal - €2 million
This related to claims and legal disputes.

A total of €48 million of the deterioration in underlying business was attributed to France, Italy, Germany and Spain. The decline in earnings in these countries was due to operational difficulties on various contracts and increased fuel and staff costs that could not be fully transferred to the customer in France and Italy. Despite the positive revenue growth in Germany, earnings deteriorated due to declining volumes in our Innight business, which has a relatively high fixed-cost base coupled with a delay in the restructuring of our Innight operations. Deterioration in Spain’s earnings was predominantly due to the loss of a major contract in 2002, which accounted for 67% of Spain’s earnings in 2002.

The adverse impact from France, Italy, Germany and Spain was partly offset by increases in organic earnings from operations totalling €26 million in the United Kingdom, North America, Benelux and China due to significant new contract wins and strong cost control.

Foreign exchange rate effects decreased logistics’ earnings from operations in 2003 by €15 million (-9.6%) and arose mainly from the appreciation of the euro against other currencies, especially in the United States, South America, United Kingdom and Asia. The net effect of acquisitions and disposals accounted for a decrease of €17 million (-10.8%) in earnings from operations in 2003, due primarily to the effect of a €15 million gain on the termination of an automotive contract and related joint venture in 2002.

Overall earnings from operations as a percentage of logistics operating revenues in 2003 decreased to 0.6% from 4.3% in 2002. The Transformation through Standardisation initiatives were aimed at reversing this trend.

TPG Annual Report 2004	49

Back to Contents

Chapter 06    Corporate governance

06

Corporate governance

Stairway, Shanghai

50	TPG Annual Report 2004

Back to Contents

LARGE COMPANY REGIME
Pursuant to the Enabling Act as currently in force, we are subject to the full “large company regime”. See for more information chapter 14.

BOARD OF MANAGEMENT
We are managed by a Board of Management, which is responsible for our overall results, our company’s mission, the vision and the strategy (which is required to be initiated by the chief executive officer). The responsibility for the management of our company is vested in the Board of Management as a whole. Our Board of Management consists of five members: a chief executive officer, a chief financial officer and three group managing directors. Our three divisions are responsible for the day-to-day business decisions and for the development and execution of business strategy within the framework set by our corporate strategy.

The three group managing directors are responsible for the management of their divisions. Our Board of Management is firmly committed to managing our company in a structured and transparent fashion. Our aim is to provide stakeholders with a clear view on corporate decisions and decision-making processes. We have a divisional structure across countries and regions, except for China where we operate as one unit. Value-based management provides us with an additional framework for forward-looking management of the company based on objective criteria.

Our reporting structure is in line with the management supervision of distinct business activities and our corporate legal structure has largely been brought in line with our reporting structure. Responsibility for implementing and ensuring the continued effectiveness of business controls lies with management. The success of these business controls is measured by management review, management self-assessment and internal audits conducted by our corporate audit services department. Management of designated business activities and corporate audit services report on the strength of financial processes, and internal controls are presented to the Board of Management and discussed with the audit committee of the Supervisory Board.

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

Our Board of Management is responsible for complying with all relevant legislation and regulations, for managing the risks associated with our company’s activities and for our financing. Our Board of Management is required to report related developments to, and discusses the internal risk management and control systems with our Supervisory Board and its audit committee.

Representative authority, including with respect to the signing of documents, is vested in at least two members of the Board of Management acting jointly, as well as any other officers of our company as our Board of Management may appoint, subject to any restrictions imposed. The chief executive officer has discretion to exercise representative authority and sign documents in his individual capacity.

In the event of a conflict between our company and a member of our Board of Management, we will be represented by another member of our Board of Management or a member of our Supervisory Board appointed by our Supervisory Board for this purpose. Members of the Board of Management are appointed and can be suspended or dismissed by the Supervisory Board. Share ownership is not required to qualify as a member of the Board of Management.

The Board of Management is also responsible for our corporate sustainability policy, see chapter 9 – “Code of Business Principles & Corporate Social Responsibility”.

Committees Reporting to the Board of Management
Our Board of Management has formed two internal committees to aid compliance with applicable corporate governance requirements.

DISCLOSURE COMMITTEE
This committee assists our Board of Management by working to ensure that our disclosures in all filed reports are accurate, complete, timely, understandable and that they fairly present the condition of the group in all material respects. The terms of reference of the disclosure committee are available for public inspection on our website.

ETHICS COMMITTEE
The aim of the ethics committee, formerly called the integrity committee, is to ensure full compliance with our code of business principles, our whistleblower policy- and procedure and other internal procedures. The committee reports to our Board of Management.

The TPG Code of Business Principles
Our code of ethics, called the TPG Code of Business Principles, including our whistleblower policy, is included in chapter 9 – “Code of Business Principles & Corporate Social Responsibility”. The whistleblower policy as included in our code of business principles and our whistleblower procedure are available for public inspection on our website.

Our whistleblower policy and procedure provide the possibility for employees to report alleged irregularities, which they reasonably believe occur, or have occurred, whether such irregularities are of a general, operational and financial nature in the company to management, the group compliance officer, the ethics committee, the audit committee and the Supervisory Board. The whistleblower policy and procedure set out the rights and obligations of any employee who makes a report under the policy and procedure and also sets out the duties of management. Employees who in accordance with the whistleblower policy and procedure report, or assist in reporting; irregularities can do so without jeopardising their legal position.

TPG Annual Report 2004	51

Back to Contents

Chapter 06    Corporate governance

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

Internal risk management and control systems
Our Board of Management is responsible for our system of internal risk management and control systems and for reviewing their effectiveness. These systems are designed to manage the risks that could prevent us from achieving our objectives, but cannot provide absolute assurance against material misstatements, fraud and violations of laws and regulations from happening.

Our internal risk management and control systems were designed based on the COSO internal control framework. These processes encompass measures relating to the general control environment as well as tools for monitoring the controls environment (e.g. letters of representation signed by all managing and finance directors of our group entities, divisional and group level employees that report directly to the Board of Management and our internal audit function). In addition, there is a system of controls over financial reporting, including amongst others our internal auditors' review and the review and report of our disclosure committee.

The Board of Management has reviewed and analysed the risks to which our group is exposed and has reviewed the control environment for the financial year ended on 31 December 2004. The outcome of this review and analysis has been shared with the audit committee and supervisory board and discussed with our external auditor. Our current key risks are summarised in chapter 10 of this document.

As discussed in greater detail below under “Controls and procedures / audit committee investigation”, in 2004 we became aware that there are some functions where our internal control and risk management processes could be improved. We believe that we are taking adequate steps to strengthen our internal risk management process, see below.

We are reviewing our internal risk management and control systems in view of our upcoming obligations under section 404 of the US Sarbanes-Oxley Act and related regulations. We do not imply an assessment of the adequacy and effectiveness of our internal control and risk management processes over financial reporting in this sense, as this will be required from us in future under section 404.

Controls and procedures / audit committee investigation
As of the end of the period covered by this annual report, under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this and in light of the audit committee investigations described below, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures should be strengthened with respect to our tax, finance and legal functions.
Except as described below, there have been no changes in our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to affect materially, our internal controls over financial reporting. We are committed to the ongoing enhancement of our controls and are making changes that we believe will increase their efficiency and reliability.

In February and March 2004, our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK Inland Revenue and to our auditors PricewaterhouseCoopers with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The investigations conducted by our audit committee, with the assistance of independent legal counsel, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers. Based on the foregoing, the Board of Management made organisational and personnel changes with respect to certain UK subsidiaries in accordance with directions from our audit committee.

In response to these matters and our review of other tax issues in the group, we have formalised and strengthened, and continue to adapt, our internal lines of communication and the functioning and monitoring of the tax and financial reporting functions around the group. The audit committee is monitoring our progress.

In particular, the following changes are worth noting:

•	Some of our managers have had dual responsibilities that arose over the years. We have reviewed these responsibilities and have made changes in most cases.
•	We established a separate function at group level with responsibility for developing, implementing and maintaining of policies, procedures and reporting related to our risk management and internal controls. We have rolled out our risk management and internal control framework in all relevant areas to enhance and strengthen our control environment. As part of this roll out, we have provided support to our local businesses in the area of testing and reporting on the effectiveness of the internal control framework at local level. We have commenced an extensive training programme to involve our managers in the monitoring process of our risk management and internal control process. We have harmonised our internal controls through the introduction of a group-wide control standard.
•	In our tax function we are implementing a formal tax risk control framework. We have clarified and divided roles and responsibilities: the group level tax function is responsible for the overall maintenance of our tax risk control framework, international transfer pricing and internal tax advice while local businesses have responsibility for identifying and handling local tax issues. In each country where we have substantial business, we are appointing an officer with specific

52	TPG Annual Report 2004

Back to Contents

responsibility for tax matters related to all business we conduct in that country.
•	In our finance area, we are implementing functional reporting lines from divisional finance management to our chief financial officer. Further, we are introducing a group business control function next to the group financial reporting function. By creating a separate focus on business control at group level, we aim to enhance the analysis and control over our business performance.
•	We are increasing the staffing and enhancing the depth of knowledge of our group financial reporting department, particularly with regard to accounting in connection with pensions.
•	We are in the process of strengthening the group legal function and the reporting lines from local business and divisions to the group level.
•	We are introducing a new position of Group Director for Integrity and Security in 2005.
•	We are reviewing the role of our external advisors and are taking steps to ensure that the group is responsible for the internal assessment and validation of our advisors' advice.

Remuneration
For detailed information concerning the remuneration of our Board of Management, see the remuneration report in chapter 8. The remuneration report, which includes the remuneration policy for our Board of Management can also be viewed on our website. The information on this website does not form part of this annual report. Our remuneration policy was adopted by the annual meeting of shareholders on 7 April 2004. At the 2005 annual meeting of shareholders, which is expected to take place on 7 April 2005, we will submit certain proposals to change aspects of the remuneration policy.

Members of our Board of Management may not sell shares granted to them pursuant to our equity plans without financial consideration until the earlier of five years following the grant of the shares and the end of the member’s employment with us, unless the member can demonstrate to our corporate secretary that the sale is prompted by required tax payments with respect to the shares.

Our Supervisory Board has adopted a policy concerning the ownership of and transactions in securities other than our securities by members of the Board of Management and the Supervisory Board. This policy is incorporated in the by-laws of the Board of Management and Supervisory Board and requires that each member of the Board of Management and Supervisory Board gives periodic notice, at least quarterly, to our corporate secretary of any changes in his or her holding of securities in Dutch listed companies. A member of the Board of Management or the Supervisory Board who invests exclusively in listed investment funds or who has transferred the discretionary management of his or her securities portfolio to an independent third party by means of a written mandate is exempted from compliance with these notification requirements.

Conflicts of Interest/Related Party Transactions
The Supervisory Board is responsible for deciding on how to resolve conflicts of interest between Board of Management members, Supervisory Board members and the external auditor on the one hand and the company on the other.

A member of the Board of Management or of the Supervisory Board is required to report immediately and provide all relevant information to the chairman of Supervisory Board and to the other members of the Board of Management (if it concerns a member of that board) about any conflict of interest or potential conflict of interest that may be of material significance to the company and/or to him, including any conflict concerning his/her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. If the chairman of the Supervisory Board has a conflict of interest or potential conflict of interest that is of material significance to the company and/or to him, he is required to report this immediately to the vice-chairman of the Supervisory Board and provide all relevant information, including information concerning his wife, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree.

A decision to enter into a transaction involving a conflict of interest with a Board of Management member or a member of the Supervisory Board that is of material significance to us or to the Board of Management/ Supervisory Board member requires the approval of the Supervisory Board.

The State is our only shareholder holding an interest exceeding 10% of our shares. In view of the transactions that we, with our mail, express and logistics business, may have with the State and any of its instrumentalities, the by-laws of the Board of Management provide that a transaction between us and these parties shall not be deemed of material significance below a threshold of €22.5 million. Transactions with these parties above the just mentioned threshold require the approval of the Supervisory Board. All transactions between us and the State and any of its instrumentalities are required to be agreed on terms that are customary in the sector concerned.

TPG Annual Report 2004	53

Back to Contents

Chapter 06    Corporate governance

BOARD OF MANAGEMENT
M.P. BAKKER (1961)	M.C. LOMBARD (1958)
CEO	Group Managing Director Express
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
Shares owned as of the date of this report: 12,832

J.G. HAARS (1951)
CFO
Jan Haars has been Chief Financial Officer and a member of the TPG Board of Management since 1 August 2002. Mr. Haars succeeded Mr. Bakker, who was appointed Chief Executive Officer of TPG from 1 November 2001. Before joining the company, Mr. Haars worked for ABN AMRO Bank N.V., Thyssen Bornemisza Group, Royal Boskalis Westminster N.V., Rabobank Nederland and most recently he worked for Unilever N.V., as worldwide Group Treasurer.

Shares owned as of the date of this report: 12,903

H.M. KOORSTRA (1951)
Group Managing Director Mail
Harry Koorstra has been Group Managing Director Mail and a member of the TPG Board of Management since July 2000. He joined TPG Post in 1991 as managing director of its then Media Service business unit and became a member of its board of management in 1997. Before joining the company, Mr. Koorstra worked for 15 years at the Netherlands’ largest publisher, VNU N.V., most recently as general director of its Admedia/VNU Magazine Group.
Shares owned as of the date of this report: 12,031

Marie-Christine Lombard has been Group Managing Director Express since 1 January 2004. She joined Jet Services in France in 1993. From the acquisition of Jet Services in 1999, Mrs. Lombard joined TPG as the managing director of the domestic express business and from March 2001 until 1 January 2004 was managing director of our international express business in France.
Shares owned as of the date of this report: 0

D.G. KULIK (1948)
Group Managing Director Logistics
David Kulik has been Group Managing Director Logistics and member of the Board of Management since 1 September 2003. As Group Managing Director Logistics he is responsible for all our global logistics activities. Mr. Kulik joined us in 2000 as managing director of TNT Logistics North America. Before joining the company, Mr. Kulik was president and chief executive officer of CTI Logistx Inc. since 1994. He had been employed by the parent company CSX Corporation since 1988.
Shares owned as of the date of this report: 5,871

Mr. Bakker is an advisory board member of ABN AMRO Bank. Mr. Koorstra is a member of the supervisory board of Hermans Holding B.V. He is also member of the executive committee and general board of The Verbond van Nederlandse Ondernemingen. Mr. Kulik is a member of the business advisory board of the University of North Florida (State owned and operated university system). The members of our Board of Management have no other board positions other than those refiected above.

The business address of all members of the Board of Management is TPG N.V., Neptunusstraat 41-63, Hoofddorp, 2132 JA, the Netherlands.

SUPERVISORY BOARD
The Supervisory Board is charged with supervising of the policies of the Board of Management and the general course of affairs of the company and the business connected with it, as well as assisting the Board of Management by providing advice. The Supervisory Board evaluates the main organisational structure and the control mechanisms established under the management of the Board of Management. The responsibility for proper performance of duties is vested in the Supervisory Board as a whole. The Supervisory Board members may adopt an independent stance vis-à-vis the Board of Management.

In performing its duties the Supervisory Board is charged with acting in accordance with the interests of our company and the business connected with it and, to that end, considering all appropriate interests associated with the company. Supervisory Board members perform their duties without mandate and independent of any interest in the business of the company. They should not support one interest without regard to the other interests involved.

Our Supervisory Board is responsible for the quality of its own performance.

Expertise and Composition
The Supervisory Board consists of a minimum of seven and a maximum of 12 members. At present, our Supervisory Board has eight members with one vacancy. Share ownership is not required to qualify as a member of the Supervisory Board.

The Supervisory Board has prepared a profile of its size and composition, taking account of the nature of our business and activities and the desired expertise and background of the Supervisory Board members. The Supervisory Board evaluates

54	TPG Annual Report 2004

Back to Contents

the profile annually and discusses the profile with the annual general meeting of shareholders and our Central Works Council upon adoption and in case any changes are made.

According to our by-laws and the profile of the Supervisory Board, a person may be appointed to the Supervisory Board for a maximum of three terms of four-years. Our articles of association and by-laws of the Supervisory Board also provide that Supervisory Board members shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board in order to avoid, as far as possible, a situation in which many reappointments occur simultaneously. The rotation plan can be viewed on our website.

The State of the Netherlands has relinquished its right to appoint three members of our Supervisory Board, and we amended our articles of association to that effect on 20 June 2002. This did not affect the term of office of the member of the Supervisory Board, Mr. J.H.M. Hommen who was previously appointed by the Minister of Transport. Mr. J.H.M. Hommen’s term expires in 2005.

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

For a description of our Supervisory Board’s activities in 2004, see the Report of the Supervisory Board in chapter 7.

The by-laws of the Supervisory Board are available for public inspection on our website, together with other information with respect to each member of our Supervisory Board.

Chairman and Corporate Secretary
The chairman of our Supervisory Board, Mr. M. Tabaksblat determines the agenda and presides over meetings of the Supervisory Board. The chairman is responsible for the proper functioning of the Supervisory Board and its committees. Furthermore, the chairman arranges for the induction and training programme for its members and initiates the evaluation of the functioning of our Supervisory Board and the Board of Management.

The chairman of our Supervisory Board may not be a former member of our Board of Management.

The Supervisory Board is assisted by our corporate secretary. All members of the Board of Management and the Supervisory Board have access to the advice and services of the corporate secretary, who is responsible to the Supervisory Board for ensuring that Supervisory Board procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations under the Articles of Association. The corporate secretary is appointed and dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained.

Committees of the Supervisory Board
The Supervisory Board has formed an audit committee, a remuneration committee, a nominations committee and a public affairs committee. The terms of reference of these committees can be viewed on our website.

AUDIT COMMITTEE
The audit committee operates pursuant to terms of reference approved and adopted by the Supervisory Board according to the rules and regulations of the Dutch Corporate Governance Code. The audit committee annually reviews and reassesses the adequacy of the terms of reference. The audit committee is charged with assisting the Supervisory Board in advising on and monitoring of, inter alia, the integrity of our financial statements, our financing and finance related strategies and tax planning.

The audit committee’s terms of reference require it to consist of at least three members. All members of the audit committee must be Supervisory Board members who are independent within the meaning of the by-laws of the Supervisory Board. Each member of the audit committee must be financially literate and at least one member of the audit committee must have accounting or related financial management expertise. At least one member of the audit committee must be a financial expert as defined by the US Securities and Exchange Commission. A member of the audit committee may not simultaneously serve on the audit committees of more than two other companies unless the Supervisory Board determines that this simultaneous service would not impair the ability of such member to serve effectively on the audit committee.

The audit committee and the remuneration committee may not consist of the same members.

The Supervisory Board has determined that Mr. J. Hommen and Mr. R.J.N. Abrahamsen qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F.

REMUNERATION COMMITTEE
The remuneration committee is appointed by the Supervisory Board to draft the proposal of the remuneration policy for members of the Board of Management and for the Supervisory Board and to draft a proposal for the remuneration of the individual members of the Board of Management, for adoption by the Supervisory Board, and to determine the remuneration of the individual members of the Board of Management in accordance with the proposal so adopted. Furthermore, the remuneration committee prepares the allocation of management options and rights to shares in the company’s capital to other senior management of the company by the Supervisory Board.

NOMINATIONS COMMITTEE
The nominations committee prepares the appointments by the Supervisory Board of members of the Supervisory Board and the Board of Management. The nominations committee is appointed by the Supervisory Board to draw up selection criteria and

TPG Annual Report 2004	55

Back to Contents

Chapter 06    Corporate governance

appointment procedures for Supervisory Board members and Board of Management members, to set up procedures to secure adequate succession of members of the Board of Management and the assessment of such candidates and to make proposals for appointments and reappointments.

PUBLIC AFFAIRS COMMITTEE
The public affairs committee is appointed by the Supervisory Board to act as a sounding board and advisory committee for the Board of Management and its public affairs council in formulating and developing our public affairs policy, in particular for our mail division and for the implementation and tactical elaboration of its policy. The public affairs committee monitors the effectiveness of our public affairs policy and the implementation thereof by our public affairs council.

Additional Supervisory Board Information

	Nationality	Appointed	Term expires	Committee membership

R.J.N. Abrahamsen	Dutch	May 2004	2008	Audit, Nomination
J.M.T. Cochrane	British	June 1998	2006	Remuneration
R. Dahan	Dutch	April 2003	2007	Audit
V. Halberstadt	Dutch	June 1998	2007	Remuneration, Public Affairs
J.H.M. Hommen	Dutch	June 1998	2005	Audit
W. Kok	Dutch	April 2003	2007	Nomination, Public Affairs
R.W.H. Stomberg	German	June 1998	2006	Remuneration, Nomination
M. Tabaksblat	Dutch	June 1998	2005	Nomination, Public Affairs
Vacancy

AUDITOR
Our external auditor is appointed by our shareholders’ meeting. Our audit committee has the sole authority, subject to confirmation by our Supervisory Board, to recommend to our shareholders’ meeting the appointment or replacement of the external auditor. The audit committee on behalf of the Supervisory Board is required to be directly responsible for the compensation and oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The audit committee is required to pre-approve all auditing and audit related services, and permitted non-audit services (including the fees and terms thereof) to be performed for us by the external auditor.

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

We will only use the external auditor to provide services in cases where these services do not conflict with the external auditor’s independence. To maintain the external auditor’s independence and comply with applicable law and regulation, the TPG policy on auditor independence and comply with applicable law and regulation, the TPG policy an auditor independence governs how and when we may engage the external auditor. The TPG policy on auditor independence can be viewed on our website.

The audit committee and the Board of Management are required once every three years to conduct a thorough assessment of the functioning of the external auditor within the various entities and in the different capacities in which the external auditor acts. The main conclusions of this assessment are required to be communicated to the general meeting of shareholders.

Internal auditors are required to operate under the responsibility of our Board of Management subject to monitoring of our internal audit function by the Supervisory Board, assisted by the audit committee. The Board of Management is required to ensure that the external auditor and the audit committee will be involved in drawing up the tasks of the internal auditors.

The independent external auditor is required to attend the meetings of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed and at which the approval of the annual accounts is determined.

See note 19 to the financial statements for the fees paid to PricewaterhouseCoopers Accountants N.V.

56	TPG Annual Report 2004

Back to Contents

DUTCH CORPORATE GOVERNANCE CODE
We fully comply with the Dutch Corporate Governance Code by applying its principles and best practice provisions that are addressed to the Board of Management and the Supervisory Board or by explaining why it deviates therefrom. Subject to the amendments of the articles of association proposed to the 2005 annual general meeting of shareholders, we fully apply such principles and best practice provisions, with the exception of the following provision that is not fully applied:

•	Provision II.2.7: Maximum remuneration in the event of dismissal of members of the Board of Management. See Severance, chapter 8, page 68 and chapter 12, page 132.

Each substantial change in the corporate governance structure of the company and in the compliance of the company with the Dutch Corporate Governance Code is required to be submitted to the annual general meeting of shareholders for discussion under a separate agenda item.

The full text of the Dutch Corporate Governance Code can be viewed on our website, www.tpg.com. The information on our website, however, does not form part of this annual report. In addition to the Dutch Corporate Governance Code we are subject to the New York Stock Exchange corporate governance rules and to the US Sarbanes-Oxley Act. We are not subject to any other corporate governance code.

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES
We comply with the corporate governance rules applicable to foreign private issuers listed on the New York Stock Exchange (NYSE). As a foreign issuer with American Depositary Shares listed on the NYSE, we are allowed to follow our home-country practices with respect to most corporate governance matters instead of those that apply to US domestic issuers provided that we disclose any significant ways in which our corporate governance practices differ from listed domestic US companies under the NYSE listing standards.

Like many public Dutch companies, we have a two-tier governance standard. As set out in more detail above, our Board of Management is comprised of executive directors under the supervision of our Supervisory Board, which comprised of non-executive directors. Members of the Board of Management and other officers and employees cannot simultaneously act as members of the Supervisory Board. The Supervisory Board must approve specified decisions of the Board of Management.

Both the Dutch Corporate Governance Code requirements and the NYSE rules require that a majority (or more) of the members of a board of directors be independent, but the relevant definitions of independence differ in their details. In some cases, the Dutch requirement is stricter, such as by requiring a longer “look back” period for former executive directors; in others the NYSE requirement is the stricter of the two. The NYSE listing standards also require that the external auditor be appointed by a company’s audit committee. As discussed above, in accordance with Dutch law, our external auditor is appointed by the shareholders’ meeting and not by our audit committee, although our audit committee has the sole authority to recommend such appointment, subject to confirmation by our Supervisory Board.

Our audit committee complies with the provisions of the NYSE listing standards applicable to foreign private issuers. In general, we believe that our current corporate governance practices are consistent in principle with the standards required of US companies listed on the NYSE.

TPG Annual Report 2004	57

Back to Contents

Chapter 07    Report of the Supervisory Board

07

Report of the Supervisory Board

Sydney harbour

58	TPG Annual Report 2004

Back to Contents

In 2004 the Supervisory Board met eight times with the Board of Management. Five of these meetings were preceded by meetings of the Supervisory Board with the CEO. There was no frequent absence of any member of the Supervisory Board.

Considerable time was devoted to our strategic plan, the divisional strategies, the TPG-1 programme and plans with regard to moving our business in China forward. The Supervisory Board discussed with the Board of Management our objectives, strategy, associated risks and mechanisms for controlling financial risks. Our plans for corporate sustainability were discussed, as was our partnership with the United Nations World Food Programme.

Early in 2004, the Supervisory Board completed a thorough review of our corporate governance, which took place in view of the developments and changed laws and regulations in the United States, the Netherlands and Europe. New bylaws and terms of reference for the Supervisory Board, the Board of Management and various committees were approved as was a whistleblower procedure. The Supervisory Board approved a proposal for the remuneration policy for the Board of Management, which was adopted by our annual general meeting of shareholders held on 7 April 2004.

In February 2004, our audit committee, on behalf of the Supervisory Board, conducted an independent investigation regarding representations made to the UK Inland Revenue and to our external auditors, PricewaterhouseCoopers Accountants N.V., with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The investigations conducted by our audit committee, with the assistance of independent legal counsel, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers. The Supervisory Board discussed the outcome of the investigations and approved proposed remedial actions such as a review of the tax, finance and legal functions. Since April 2004 the Supervisory Board has regularly been updated about the status of the implementation of the remedial actions and our ongoing discussions with the UK Inland Revenue.

In March 2004, the Supervisory Board met to adopt our 2003 annual results and approved the dividend for 2003. This meeting was attended by our auditors, PricewaterhouseCoopers. In April 2004 the Supervisory Board approved the 2004 first quarter results. In August 2004 the Supervisory Board approved the 2004 half-year results and interim dividend and in October 2004 the third quarter results. In its December meeting the Supervisory Board approved the budget for 2005.

During 2004, the Supervisory Board discussed with the Board of Management growth initiatives. The Supervisory Board approved the acquisition of the freight management company Wilson and a proposal to purchase of a 25% stake in Post Denmark. The Supervisory Board approved a request by the express division for capital expenditure to expand the express hub in Liège. The Supervisory Board was updated by the Board of Management on a regular basis about the progress of the turnaround in our logistic division.

Other issues discussed by the Supervisory Board were the sale of shares in TPG by the State and the repurchase of a part of these shares by the company. In December 2004 the Supervisory Board approved a proposal to rename TPG N.V. as TNT N.V. and rename our principal mail subsidiary, Royal TPG Post B.V., as Royal TNT Post B.V.

In October 2004 the Supervisory Board together with the Board of Management visited the Liège hub during its night operations and was briefed by local management about activities there.

In a private meeting in December 2004, which was partly attended by the CEO, the Supervisory Board evaluated its working methods, procedures, its own functioning and that of its committees as well as the functioning of the Board of Management, both as a whole and as individual members. The Supervisory Board also evaluated its relationship with the Board of Management. It discussed the composition of the Supervisory Board and its committees. The Supervisory Board Profile was discussed, but not changed (see our website www.tpg.com). The information on our website does not form part of this annual report. The Supervisory Board approved and adopted an induction and training programme for its members.

The Supervisory Board has four committees, which met separately throughout the year. The audit committee, currently consisting of three members listed on page 55, met 13 times and reported its findings to the full Supervisory Board. The audit committee discussed our annual, half-year and quarterly results with our auditors PricewaterhouseCoopers in attendance. It also reviewed press releases related thereto. Our company control environment and risk management processes were discussed and reviewed. The new vision for group finance was discussed. A lot of these meetings were devoted to the investigations regarding representations made to the UK Inland Revenue and our auditors and the implementation of the subsequent remedial actions. The audit committee also discussed the proposal for the 2004 dividend and dealt with matters as auditor independence, pre-approval of audit and non-audit services by such auditors and appraisal of the services by our auditors. Other matters discussed by the audit committee in 2004 were our finance strategy, our tax risk profile and the budget for 2005. The Supervisory Board expresses its gratitude to the members of the audit committee for their diligence.

In 2004, the remuneration committee met six times and had several telephone conferences. The remuneration committee drafted a remuneration policy for the Board of Management that was adopted by the annual general meeting held on 7 April 2004. Other matters dealt with were, amongst others things: the employment contracts with Mr Kulik and Mrs Lombard, equity-related compensation plans, compliance with the Dutch corporate governance code, incentive and variable compensation for members of the Board of Management and the compensation of Supervisory Board members.

The nominations committee met two times and had several telephone conferences. The nominations committee devoted much of its time to finding a good successor for Mr Bernabè, a member of the Supervisory Board whose tenure ended on 7 April 2004. Its members had several individual meetings with candidates.

TPG Annual Report 2004	59

Back to Contents

Chapter 07    Report of the Supervisory Board

The public affairs committee met once by telephone conference and discussed regulatory issues.

At the time of our annual general meeting of shareholders on 7 April 2005 Mr Tabaksblat and Mr Hommen will reach the end of their tenure. Mr Hommen is available for re-appointment; Mr Tabaksblat has indicated that he is not available for re-appointment, for personal reasons.

As previously mentioned, during 2004 the nominations committee on behalf of the Supervisory Board searched for a successor of Mr Bernabè. Two suitable candidates were found. The Central Works Council decided to nominate Mrs Giovanna Monnas as its candidate for appointment to the Supervisory Board. The Central Works Council also indicated that it considers Messrs Halberstadt and Kok as members of the Supervisory Board proposed by it. In view of its increased responsibilities and workload, the Supervisory Board decided to also nominate Mr Shemaya Levy for appointment to the Supervisory Board. The Supervisory Board therefore nominates the following persons for appointment by the annual general meeting of shareholders to the Supervisory Board under the condition that the annual general meeting of shareholders does not propose other candidates:

Mr J.H.M. Hommen,	for a term of 4 years;
Mr S. Levy,	for a term of 4 years; and
Mrs G. Monnas,	for a term of 4 years.

All these candidates have the support of the Central Works Council.

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

Independence of members of the Supervisory Board
All Supervisory Board members can be deemed to be independent in the sense of section III.2.2 of the Dutch corporate governance code. This means that none of the members of the Supervisory Board (or their partner or close relative):

•	has been a employee or member of the Board of Management
of our company;
•	receives personal financial compensation from our company
or an associated company other than the compensation
received as Supervisory Board member;
•	has had an important business relationship with our company
or a company associated with it, in the year prior to the
appointment;
•	is a member of the management board of a company in which
a member of the Board of Management is a Supervisory Board
member;
•	holds at least 10% of the shares in our company;
•	is a member of the management board or supervisory board
of a legal entity that holds at least 10% of our shares; or
•	has temporarily managed our company during the previous 12
months.

Occasional non-compliance
There has been no decision in 2004 by the Supervisory Board not to comply with its by-laws.

Remuneration Policy
For the remuneration policy adopted by the remuneration committee see chapter 8; the remuneration of members of the Board of Management and the Supervisory Board over 2004, see note 17 to the consolidated financial statements.

FINANCIAL STATEMENTS
In its meeting of 25 February 2005, the Supervisory Board approved the financial statements on the recommendation of the Board of Management following the examination of these statements by PricewaterhouseCoopers.
PricewaterhouseCoopers’ report can be found on page 161.

The Supervisory Board recommends that the general meeting of shareholders adopt the 2004 financial statements of TPG. The shareholders will be asked to approve separately the Board of Management’s execution of company affairs in 2004 and the supervision exercised by the Supervisory Board. The appropriation of net income approved by the Supervisory Board can be found on page 162.

Subject to adoption of the financial statements, a final dividend of €0.37 per ordinary share of € 0.48 par value will be paid in respect of the 2004 financial year. An interim dividend of €0.20 has already been paid in 2004 so the total dividend per ordinary share in respect of 2004 will be €0.57.

Finally, the Supervisory Board wishes to commend the Board of Management and all TPG employees for their contributions to TPG in 2004.

On behalf of the Supervisory Board,

M. Tabaksblat
Chairman
Amsterdam, 25 February 2005

60	TPG Annual Report 2004

Back to Contents

SUPERVISORY BOARD

M. TABAKSBLAT (1937)
Mr. Tabaksblat is chairman of the Supervisory Board. He was initially appointed member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2005, at the Annual Shareholders Meeting held in 2001. He was appointed as chairman of the Supervisory Board on 30 August 2001. Mr. Tabaksblat is chairman of the supervisory boards of AEGON N.V., Reed Elsevier N.V. and Reed Elsevier plc. He was formerly chairman and CEO of Unilever N.V.
Shares owned: 0

J.M.T. COCHRANE (1944)
Mr. Cochrane has been vice chairman of the Supervisory Board since 2 November 2001. He was appointed member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2006, at the annual shareholders’ meeting held in 2002. Mr. Cochrane is chairman of Avidex Ltd. and chairman of SW London Strategic Health Authority. He is a former director of Glaxo Wellcome plc, responsible for international operations, and a former executive director of Glaxo Wellcome.
Shares owned: 0

R.J.N. ABRAHAMSEN (1938)
Mr. Abrahamsen was appointed as a member of the Supervisory Board by the Minister of Transport on 9 May 2000. He was re-appointed for four years after the annual shareholders’ meeting held in 2004. His term expires in 2008. Mr. Abrahamsen is member of the supervisory boards of Fluor Daniel B.V., PON Holdings B.V., Havenbedrijf Rotterdam B.V., Optimix Vermogensbeheer N.V., ANP, Madurodam B.V., Royal BAM Group, Trans Link Systems and Vitens N.V. He is a former member of the management board and chief financial officer of KLM Royal Dutch Airlines N.V. and senior executive vice president of ABN AMRO Bank N.V.
Shares owned: 0

R. DAHAN (1941)
Mr. Dahan was appointed as a member of the Supervisory Board on 1 April 2003. His term expires in 2007. Mr. Dahan is acting chairman of the supervisory board of Royal Ahold N.V., a member of the supervisory boards of VNU N.V. and AEGON N.V., a member of the International Advisory Board of the Instituto de Empresa Business School in Madrid, a member of the International Advisory Board CVC Capital Partners in London and a member of the Advisory Board of the Guggenheim Group in New York. He was formerly Executive Vice President and Director of Exxon Mobil Corporation and held various positions with its subsidiaries.
Shares owned: 0
V. HALBERSTADT (1939)
Mr. Halberstadt was appointed as a Member of the Supervisory Board on 28 June 1998 and re-appointed in 1999 and in 2003. His term expires in 2007. Mr. Halberstadt is Professor of public finance at Leiden University, international advisor of Goldman Sachs Group Inc., non-executive director of PA Holdings Ltd, and Chairman of the international advisory board of DaimlerChrysler AG. Furthermore, he is a member of the supervisory boards of DaimlerChrysler AG until April 2005, Royal KPN N.V. and Concertgebouw N.V. Mr. Halberstadt served previously as a.o. president of the International Institute of Public Finance and Crown-member of the Social and Economic Council.
Shares owned: 0

J.H.M. HOMMEN (1943)
Mr. Hommen was appointed to the Supervisory Board on 28 June 1998 and in 2001 he was re appointed for four years by the Minister of Transport. His term expires in 2005. Since 28 March 2002 Mr. Hommen is vice chairman of the board of management and chief financial officer of Royal Philips Electronics N.V., from which positions he will retire on 1 May 2005. Mr. Hommen was formerly executive vice president and chief financial officer of the Aluminum Company of America (Alcoa). He is a member of the supervisory board of Royal Ahold N.V., chairman of the supervisory board of the Academisch Ziekenhuis Maastricht, chairman of the college van beheer of Philips Pension Fund and chairman of the board of directors of MedQuist, USA.
Shares owned: 0

W. KOK (1938)
Mr. Kok was appointed as a member of the Supervisory Board on 1 April 2003. His term expires in 2007. Mr. Kok is member of the supervisory boards of Royal Dutch Petroleum Company N.V., ING Group N.V. and KLM Royal Dutch Airlines N.V. Mr. Kok was formerly Prime Minister of the Netherlands, Minister of Finance, Member of Parliament, chairman of the Confederation of Dutch Trade Unions and the European Trade Union Confederation.
Shares owned: 0

R.W.H. STOMBERG (1940)
Mr. Stomberg was appointed as a member of the Supervisory Board on 28 June 1998 and his term was extended for four years, until 2006, at the annual shareholders meeting held in 2002. Mr. Stomberg is chairman of Management Consulting Group plc and a non executive director of Smith & Nephew plc, Reed Elsevier N.V. and Reed Elsevier plc. Mr. Stomberg is also member of the supervisory board of Scania AB, chairman of supervisory board of Deutsche BP AG, chairman of the advisory board of Hoyer GmbH in Hamburg and chairman of the supervisory board of Lanxess AG in Leverkusen. Mr. Stomberg was formerly a managing director of British Petroleum Company plc, the chief executive of BP Oil International, chairman of John Mowlem & Co plc, chairman of Unipoly S.A. and member of the supervisory board of Stinnes AG.
Shares owned: 0

The business address of all members of the Supervisory Board is TPG N.V., Neptunusstraat 41-63, Hoofddorp, 2132 JA, the Netherlands.

TPG Annual Report 2004	61

Back to Contents

Chapter 08	Remuneration report

08

Remuneration report

Sydney Opera House

62	TPG Annual Report 2004

Back to Contents

Introduction

In accordance with our articles of association, the remuneration of the members of the Board of Management is the responsibility of the Supervisory Board. The remuneration of the individual members of the Board of Management (including equity-based compensation) has to be in compliance with the remuneration policy. The remuneration policy is adopted by the annual general meeting of shareholders. The remuneration committee is appointed by our Supervisory Board to assess and propose the remuneration policy for members of the Board of Management and the proposal for the remuneration for the individual members of the Board of Management.

The remuneration committee is made up of at least three members of the Supervisory Board and is chaired by the vice-chairman of the Supervisory Board. In 2004 the remuneration committee comprised J.M.T. Cochrane (chairman), V. Halberstadt and R.W.H. Stomberg. None of the members of the remuneration committee is a member of the management board of another Dutch listed company and none of the members of the remuneration committee is member of the audit committee. During 2004, the remuneration committee met five times. The chief executive officer was invited for all meetings except the meeting where his own terms or conditions were discussed. The secretaryship of the committee is filled by our corporate human resources department.

The remuneration committee used professional advice from the following independent external advisors:
•	Allen & Overy provided legal advice on employment related matters,
•	Towers Perrin and Hewitt Associates advised on remuneration market practice and equity based compensation and provided the valuations used for the long-term incentives,
•	Petercam Bank Nederland B.V. advised on our total shareholder return performance compared to our peer group, and
•	Ernst & Young provided tax advice relating to the employment of the US –based members of the Board of Management.

This report sets out the policies on the remuneration of the members of the Board of Management and the members of the Supervisory Board. For the disclosure of the remuneration paid to individual members of the Board of Management, see note 17 of the consolidated financial statements.

REMUNERATION POLICY FOR THE SUPERVISORY BOARD

The remuneration of the members of the Supervisory Board is currently based on a base compensation and a variable compensation linked to attendance of the meetings of the committees of the Supervisory Board. The members of the Supervisory Board do not receive any performance- or equity-related compensation and do not accrue any pension rights with our company. The members of the Supervisory Board do not receive any severance payments in the event of termination.

The current remuneration scheme was introduced in 1998 when TPG was demerged from Royal PTT Nederland NV and the

Supervisory Board of TPG was first formed. The remuneration structure has not been reviewed until now. In the annual report over 2003 we reported that there is a discrepancy between market practice and the current remuneration of the Supervisory Board. Benchmark studies by Towers Perrin and HayGroup have made clear that the current remuneration of the members of the Supervisory Board is below European market practice and does not reflect the increase in involvement resulting from regulatory and Corporate Governance developments over the last few years. The following remuneration scheme for the Supervisory Board is designed to reflect these developments.

Remuneration Supervisory Board

Supervisory Board	Base Fee	Committee		Per meeting fee

Chairman	60,000	Audit & Remuneration	Chairman Member	2,500 1,500

Member	45,000	Nomination & Public Affairs	Chairman Member	1,500 1,000

REMUNERATION POLICY FOR THE BOARD OF MANAGEMENT

The remuneration policy for the members of the Board of Management set forth below is drawn up by the Supervisory Board and will be submitted to the annual general meeting of shareholders on 7 April 2005.

In the following sections the remuneration policy has been revised compared to 2004:

•	Short term incentive:Non-financial targets related to our mission have been addedto the existing financial performance targets for short term variable pay for the Board of Management.
•	Long term incentive:
The normal grant of options for 2005 is replaced with an equivalent value performance share grant for the Board of Management under the existing plan rules of the Performance Share plan.

Please refer to the appropriate sections below for information on the policies.

Term of appointment and employment contracts
The members of the Board of Management appointed before September 2003 have been appointed for an indefinite term. As of September 2003, new members of the Board of Management are appointed for a period of four years. On expiry of the four-year term, a member of the Board of Management may be reappointed for successive terms of four years per term. In case of a proposed re-appointment the performance of the candidate as a member of the Board of Management is taken into account. The Supervisory Board has agreed with the members of the Board of Management that as of 2004, each year a board member will step down and be eligible for re-appointment for a new four-year term according to the following re-appointment plan:

TPG Annual Report 2004	63

Back to Contents

Chapter 08	Remuneration report

	Employed with us since	Term of employment	Date of appointment as Board member / CEO	Eligible for re-appointment

Harry Koorstra	1 Oct 1991	Indefinite	1 Jul 2000	2005
Jan Haars	1 Aug 2002	Indefinite	1 Aug 2002	2006
Dave Kulik	4 Sep 2000	Four years	1 Sep 2003	2007
Marie-Christine Lombard	15 Dec 1998	Four years	1 Jan 2004	2008
Peter Bakker [1]	14 Oct 1991	Four years	1 Nov 2004	2008

1 Peter Bakker was appointed CFO of the Board of Management effective 28 June 1998.

Objective of remuneration
The objective of the remuneration policy is to attract, motivate and retain qualified members of the Board of Management of the highest calibre, with an international mindset and background essential to the successful leadership and effective management of a large global company and to reward them accordingly based on performance. The remuneration structure for the Board of Management is therefore designed to balance short-term operational performance with the longer term objectives of the company. Total remuneration is benchmarked against the relevant market.

Remuneration elements
The remuneration for members of our Board of Management comprises of the following elements: a base salary and other periodically paid compensation, a short-term incentive component, a share-matching scheme, a long-term incentive component and pension arrangements. Only the periodically paid compensation is fixed, all other components are linked to performance.

Total compensation is set at a medium level for total compensation relative to the European reference market for executive directors of multinational companies. The European market is defined as the composite market of the Netherlands, the United Kingdom, Germany, France, Belgium, Switzerland and Italy:

Country	Refence market

The Netherlands	AEX
United Kingdom	FTSE 100
Germany	DAX 30
France	CAC 40
Belgium	BEL 20
Switzerland	SMI 25
Italy	MIB 30

This reference market reflects companies with comparable revenue, number of employees and international character.

Base salary
The base salary for members of the Board of Management is set at a median level relative to the European reference market for executive directors of multinational companies as set out above. For the base salary of members of the Board of Management the remuneration level of the country of residence is benchmarked against the average European market. In case the remuneration level in the country of residence exceeds the European market then the base salary is set against the reference market of the country of residence.

Other periodically paid compensation
Members of the Board of Management benefit from other periodically paid compensation or benefits in kind. These compensation elements can comprise elements based on historic contractual benefits or compensation elements based on local practice. Typical examples are a company car or an allowance for medical insurance.

Variable compensation
We consider variable compensation an important part of the remuneration package for the members of the Board of Management. The bonus targets and performance conditions reflect the key drivers for value creation and medium to long-term growth in shareholder value. Therefore, a considerable part of the total compensation consists of variable compensation, depending on performance measures.

Consistent with the above principles, approximately half of the total compensation of a member of the Board of Management is performance linked when at target performance is achieved.

The members of the Board of Management have the same schemes and opportunity for earning variable compensation with the exception of the long-term incentive grant size for the CEO and an additional special cash incentive for the Group Managing Director Logistics. The total long-term incentive grant for the CEO is twice the size of the grant for the other members of the Board of Management. This is based on the practice in our reference market and our aim to have approximately half of the total compensation linked to performance relative to his higher base salary.

In addition, the Group Managing Director Logistics can receive a special additional reward for achieving a higher than budgeted performance for the logistics division.

Short-term incentive: cash bonus
The cash bonus plans for the Board of Management consist of the mission related short-term incentive plan for all members of the Board of Management and the special incentive for the Group Managing Director of Logistics.

All members of the Board of Management are eligible to participate in a short-term incentive programme that provides

64	TPG Annual Report 2004

Back to Contents

an annual bonus for the achievement of predetermined targets. These targets are agreed and set by our Supervisory Board at the beginning of each financial year. The at-target bonus level is 60% of base salary with an additional 15% available for over-achievement towards a stretched target.

The performance challenge for the Board of Management is to achieve sustainable performance on both the short term and the long term. Our mission is aimed at achieving this by continuously exceeding the expectations of our customers, leading the industry by instilling pride in our people, creating value for our shareholders and by sharing responsibility for our world.

Starting 2005, the short term incentive programme for the Board of Management reflects the accountability for our mission by rewarding both for the financial and non-financial performance required for sustainable results.

The financial targets for the chief executive officer and the chief financial officer are set in terms of earnings per share growth from continuing operations. This target was continued because it best reflects our commitment to create value for our shareholders. The targets for a divisional member of the Board of Management consist of targeted earnings per share growth from continuing operations of the company as a whole and of internal targeted economic profit of the relevant division. The divisional members of the Board of Management have these two targets to illustrate their responsibility towards our company as a whole as well as towards a profitability of their own division. Both targets are measured independently and the realisation of these targets can independently lead to bonus payments.

The non-financial targets are related to the elements of our mission that do not directly impact our financial performance in the short term but are crucial to the continued success of the company in the long term by engaging our people, exceeding the expectations of our customers and sharing responsibility for the world around us.

For each member of the Board of Management specific non-financial targets are agreed with the Supervisory Board on the following elements of the Mission:
•	Instilling pride in people: Continuous improvement in engaging our people which can be measured though employee satisfaction surveys
•	Exceeding customer expectations: Continued improvements in our relations with customers, which can be measured through customer satisfaction surveys and by assessing the relationship with our customers in person.
•	Responsibility for the world: Making a difference to our environment which can be accounted for by our global initiatives as a company such as our involvement with the World Food Programme on a global scale and local initiatives to improve the direct environment we live in.The Supervisory Board will designate specific projects and initiatives to each member of the Board of Management for which the individual member will be personally responsible.

The “at target” bonus consists for 70% of reward for financial performance and 30% of reward for non-financial performance to reflect the importance of financial performance.The three non-financial targets described above, each contribute 10% to the “at target” bonus.The 70% of “at target” bonus for the CEO and CFO is set on targeted earnings per share growth from continuing operations. For the Group Managing Directors 50% is set on targeted earnings per share growth from continuing operations and 20% is set on internal targeted economic profit of the relevant division.

The bonus as percentage of base salary at different performance levels is set out below:

	Financial targets

	Earnings per share growth target			Economic profit target			Non financial targets

	At	At	At	At	At	At	At
	minimum	target	stretch	minimum	target	stretch	target	Total range

Peter Bakker	32%	42%	57%	-	-

						-	18%	0% - 60% - 75%
Jan Haars	32%	42%	57%	-	-	-	18%	0% - 60% - 75%
Harry Koorstra	23%	30%	41%	9%	12%	16%	18%	0% - 60% - 75%
Dave Kulik	23%	30%	41%	9%	12%	16%	18%	0% - 60% - 75%
Marie-Christine Lombard	23%	30%	41%	9%	12%	16%	18%	0% - 60% - 75%

The bonus based on financial performance will be calculated using a sliding scale between the minimum performance and the stretch performance. Below the minimum required performance, the bonus for financial performance is zero.

The same sliding scale between minimum and stretch is also applicable for the determination of the part of the bonus for the divisional members of the Board of Management based on the divisional economic profit results.

The bonus for non-financial performance does not have a sliding scale. The Supervisory Board allocates the non-financial bonus to the achievement of individual targets of the Board of Management and determines the associated pay-out.

As a result, the bonus for the members of the Board of Management is zero when the financial performance is below minimum and the non-financial targets are not met and 60% when all financial and non-financial targets are met. The stretch pay-out of 75% can only be achieved through stretch performance on financial targets.

TPG Annual Report 2004	65

Back to Contents

Chapter 08	Remuneration report

The additional special incentive for the Group Managing Director Logistics is awarded when at least 150% of the cumulative target EBITA after three years is achieved. The award amounts to 90% of the base salary after three years for at target performance up to 180% of base salary for achieving stretch performance. The performance is determined at the end of the three year period as a cumulative performance versus the cumulative annual EBITA target.

SHARE-MATCHING SCHEME
Any bonus payable under the short-term incentive scheme described above will be paid 75% in cash and 25% in our shares at the then current market value with an accompanying right on matching shares. The number of bonus shares involved is calculated by dividing the 25% of the bonus by the share price on the day of grant. The day of grant is the day following the announcement of the first quarter results. If at least 50% of the shares are retained for a period of at least three years, the company will match the amount of shares earned under the short-term incentive scheme on a one-to-one basis. In compliance with the Corporate Governance Code, the members of the Board of Management will not sell their matching shares before the earlier of five years from the date of grant or the end of the employment. Any sale of shares for the purpose of using the proceeds for the tax relating to the grant of these shares is exempted from this practice.

Long-term incentives: share options and performance shares
The option grant for 2005 is replaced by an equivalent grant under the existing Performance share plan. This will increase the share ownership of the members of the Board of Management, whilst aligning their reward closely to the future development of the share price and the resulting value creation for our shareholders and strengthen the commitment of the Board of Management to the company and its objectives.

We consider options to be less effective in aligning the interest of the Board of Management to the interests of the shareholders than performance shares. Performance shares more accurately reflect the share price development that creates value for our shareholder.

The conversion of the option grant to a performance share grant will not affect the remuneration value of the Long term incentive compensation. A conversion factor is applied that ensures an equal accounting cost for the performance share grant in return for the option grant, based on the IFRS2 accounting rules which apply to both the option plan and the performance share plan starting 2005.

In 2005 we will grant in addition to the normal performance share grant, one additional performance share for every 2.5 options under the normal option grant policy.

Below we will continue to disclose both the share option and performance share plan since the option plan is still in effect for the option grants made until 2004. We will not convert any of the past grants under the option plan.

The long-term incentive for the members of the Board of Management comprises of two elements: the TPG share option scheme and the TPG performance share scheme. Both long-term incentives were designed to focus Board of Management members on the growth of long-term sustainable value for shareholders. These incentive schemes operate under a performance schedule and compensate Board of Management members for improved shareholder performance over a three-year financial period.

Under the share option scheme, share options were awarded to the Board of Management members until 2004. The options’ exercise price equals the average market price on Euronext Amsterdam on the day following the announcement of first quarter results. The share options are exercisable after three years. Please refer to the paragraph on the TPG option scheme for more information.

Under the performance share scheme, rights on our shares are awarded to Board of Management members, which are exercisable after three years. The number of shares is calculated by dividing the available amount by the share price on the day following the announcement of first quarter results. Please refer to the paragraph on the TPG performance share scheme for more information.

The total grants to the members of the Board of Management under the long-term incentive scheme are benchmarked on a yearly basis against market practice using the same reference market as described earlier. The market practice developments in this respect are derived from periodic reports prepared by Towers Perrin. Based on the outcome of this benchmark the grants under the long-term incentive scheme to the members of the Board of Management might be adjusted to reflect the medium to third quartile total compensation position we want to maintain.

Both long-term incentive schemes operate on the basis of the same performance schedule. The vesting of options and performance shares is conditional on the achievement after three years of certain targeted levels of total shareholder return when compared against two benchmarks: (a) the AEX index of Euronext Amsterdam and (b) a peer group of direct competitors. Total shareholder return is defined for this purpose as “the return to shareholders from investing in shares, in terms of both share price appreciation and dividends”, assuming reinvestment of dividends. Under this performance schedule 0% – 150% of the base allocation of the share options and 0% - 120% of the base allocation of the performance shares might vest depending on our relative total shareholder return performance during the three financial years starting with the year of grant.

During the vesting period, the total shareholder return data are compiled by the bank Petercam Nederland B.V. based on the information from objective data providers (Bloomberg) and reported quarterly. After the three-year vesting period, the remuneration committee will advise the Supervisory Board on the vesting of performance shares and share options.

The previous option grants and all grants of performance shares are divided into two equal parts. The two parts will vest as follows:

66	TPG Annual Report 2004

Back to Contents

1.	The vesting of 50% of the share options and performance shares will be determined by reference to the relative position of our total shareholder return after three years in the peer group consisting of other Euronext Amsterdam listed companies.

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

TSR performance against the Euronext Amsterdam peer group

TSR ranking after performance period within AEX peer group	TSR ranking in quartiles	Proportion of the base allocation vesting	Vesting of share options / performance shares [1]

1 - 6	1st quartile	75% / 60% [2]	750 / 600 [2]
7 - 12	2nd quartile	50%	500
13 - 18	3rd quartile	25%	250
19 - 25	4th quartile	0%	0

1.	Calculated using a base allocation of 1000 option/shares.
2.	Share options 75%, performance shares 60%.

2.   DIRECT COMPETITION PEER GROUP
The remaining half of the previous share options and all performance shares will vest by reference to our relative position in the international direct competition peer group as calculated in accordance with the following ranking table. For this purpose, our peer group of direct competitors consists of UPS, FedEx, DPWN and Exel. For the grant in 2004 the Supervisory Board has decided to not replace Hays by a new peer group company after they had sold their logistics divisions. None of the existing companies in the logistics and/or express mail industry were considered to be comparable enough as a company in our peer group. The calculation of quartiles of TSR performance allows for a smaller peer group.

The first table below shows how our relative TSR performance is calculated versus the direct competition peer group including Hays for the grants in 2002 and 2003. The second table shows the calculation of relative TSR performance versus the peer group excluding Hays for the grants in 2004.

TSR performance against direct competitors (DC) 2002 and 2003

TSR ranking after performance period within DC peer group	TSR ranking in quartiles	Proportion of the base allocation vesting	Vesting of share options / performance shares [1]

1	1st quartile	75% / 60% [2]	750 / 600 [2]
2 - 3	2nd quartile	50%	500
4 - 5	3rd quartile	25%	250
6	4th quartile	0%	0

1.	Calculated using a base allocation of 1000 options/shares.
2.	Share options 75%, performance shares 60%.

TSR performance against direct competitors (DC) 2004

TSR ranking after performance period within DC peer group	TSR ranking in quartiles	Proportion of the base allocation vesting	Vesting of share options / performance shares [1]

1	1st quartile	75% / 60% [2]	750 / 600 [2]
2 - 3	2nd quartile	50%	500
4	3rd quartile	25%	250
5	4th quartile	0%	0

1.	Calculated using a base allocation of 1000 options/shares.
2.	Share options 75%, performance shares 60%.

Shares granted to our Board of Management via our equity plans without financial consideration must be retained for a period of at least five years after grant or until at least the end of employment, if this period is shorter, unless it can be demonstrated to our corporate secretary that their sale is prompted by required tax payments with respect to these shares.

Pension
Our pension policy is that pension arrangements should be in line with local practice in the country of residence of the Board members and the pension benefits provided should be consistent with those provided by other multinational companies in those countries. The pension policy for the members of the Board

TPG Annual Report 2004	67

Back to Contents

Chapter 08	Remuneration report

of Management aims at a retirement age between 60 and 65 with a benefit commensurate with benefits for members of the Board of Management of comparable companies in the country of residence. The pension arrangements for all Board members include entitlement to a pension in the event of ill health or disability and a spouse’s/ dependant’s pension on death. We have closely followed the discussions on pensions in the Netherlands and in Europe. We are aware of the development towards career average pensions and will review how this could impact the pensions for the existing members of the Board when these developments would require that.

Severance
In relation to contracts with new members of the Board of Management we aim to set the severance payments at one-year of base salary. Contracts entered into before 2004 will remain unaltered. For members of the Board of Management, who are not a resident of the Netherlands, we follow local market practice for the severance for a portion of the base salary. This portion of the salary is earned in the country of residence and the severance on that part would be applied based on local practices.

Loans
We do not grant personal loans to any of our Board of Management and Supervisory Board members. In connection with the grant of share options in 1999, loans were offered to the Board of Management to pay the Netherlands tax arising from the grant, which was levied at the time the grant was made. The current members of the Board of Management have repaid their loans to the company as reported in the annual report over 2003. The company decided not to request the former members of the Board of Management repayment of the loans that were associated with the tax paid on grant of the 1999 management options that expired in 2004. The severance payments in 2004 relate to the waiver of these loans to former members of the Board of Management (John Fellows, Carel Paauwe, Bert van Doorn).

68	TPG Annual Report 2004

Back to Contents

09

Code of Business Principles & Corporate Social Responsibility

On the road, Puerto Rico

TPG Annual Report 2004	69

Back to Contents

Chapter 09	Code of Business Principles & Corporate Social Responsibility

TPG Code of Business Principles

The text of our Code of Business Principles is reproduced in full below. We require that all employees understand and comply with our values and policies. Our people therefore share the TPG way of working.

STANDARDS OF CONDUCT - UN GLOBAL COMPACT
We conduct our business with fairness, honesty, integrity and respect for the interests of our stakeholders in a wide variety of social, political and economic environments.

TPG supports the ten principles of the UN Global Compact (www.unglobalcompact.org) with respect to human rights, labour rights and the protection of the environment.

HUMAN RESOURCES
Our mission is to become a recognised world leader by providing excellent service to customers. This can only be achieved by continuously strengthening our outstanding team of committed people. We are committed to the Investor in People standard (www.iipuk.co.uk), which is a recognised training and people management system that delivers proven performance improvements in business.

We employ competent, capable and enthusiastic people. We provide our employees with the necessary resources, training and recognition to maximise their own potential and individual contributions to the business. We aim to create equal opportunities for all our employees, without discrimination under equal circumstances on grounds of sex, race, religion, marital status and age.

CONFLICTS OF INTEREST
We expect our employees to avoid any improper personal benefits for themselves or their family members that result from the employee’s position at TPG or personal, family, financial and other interests or actions that could conflict with the commitment to perform their jobs objectively and effectively. Employees must report to TPG management any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest and will be given appropriate guidance upon request. TPG employees also may not take business opportunities for themselves that properly belong to TPG, use TPG assets for personal gain or compete with TPG.

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

SUSTAINABLE DEVELOPMENT
Our daily activities impact on communities around the globe, and we are committed to policies and practices that promote sustainable development. We are an environmentally responsible organisation and know that the quality of our environmental footprint will be a determining factor in whether we will be allowed to operate in the long-term.

ENVIRONMENTAL PROTECTION
We are committed to reducing the impact of our operations on the environment, and we invest in programmes that achieve high standards of environmental care. Where conditions are optimal, we will go beyond the current economic and regulatory frameworks of regional and national governments to minimise potential adverse ecological impacts caused by our operations.

PUBLIC ACTIVITIES
TPG neither supports political parties nor contributes to the funds of groups whose activities promote political interests. TPG companies are encouraged to promote and defend their legitimate business interests. Moreover, TPG expects its companies to positively respond to requests from governments and other public agencies for information, observations or opinions appropriate to our business and the community. Any response to such requests will be governed by respect for the privacy of individuals and employees.

SERVICE ASSURANCE
We are committed to providing excellent services for customers in terms of value and quality. We consistently strive to achieve best-in-class performance and to be the most value-creating company in the mail, express and logistics industries.

COMPETITION
We believe that open and fair competition should exist in all markets where we conduct business. We support the liberalisation of markets and the introduction or application of appropriate competition laws.

RELIABILITY OF PUBLIC REPORTING
Our accounting statements, public reporting documents and other public communications provide full, fair, accurate, timely and understandable disclosure of the position of the company in accordance with accounting principles generally accepted in the Netherlands and legal requirements applicable to the company. We comply with all local accounting rules and the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code as well as requirements of relevant securities exchanges.

BUSINESS INTEGRITY
We neither pay nor accept bribes to gain or render orders, services or financial benefits. TPG employees are instructed to turn down any attempt of bribery immediately. Violation of business integrity can lead to disciplinary measures, dismissal and civil or criminal prosecution. TPG does not tolerate fraud, theft, loss through recklessness, waste or use of TPG’s business assets for private use. Therefore, TPG adheres to a strict policy in order to protect the company’s assets.

FACILITATING PAYMENTS
As an internationally operating company TPG observes high standards to avoid any corrupt practices. We prohibit the making, directly or indirectly, of facilitating payments, unless such facilitating payments are approved in advance by our Ethics Committee on behalf of the Board of Management. Facilitating

70	TPG Annual Report 2004

Back to Contents

payments must be limited to the payment of small cash sums or the provision of small gifts, when customary and necessary to expedite or secure the performance of routine governmental action. All facilitating payments must be fairly and accurately recorded and accounted for, to allow for the monitoring of these payments by our Ethics Committee.

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

WHISTLE BLOWING
We encourage TPG employees to report to management promptly any breach or suspected breach of this code or other company guidelines. If an employee has any concerns regarding questionable accounting or auditing matters, he or she may also notify a member of the audit committee. Any reports or complaints by employees under this code shall be dealt with strictly confidential and investigated promptly by management or the audit committee, as the case may be. TPG will not retaliate or undertake action against any employee for filing a report or complaint under this code of business principles or for assisting thereto. The TPG business principles require from both management and employee that any reports or complaints under this code shall be dealt with according to principles of fairness, honesty and integrity. In that respect TPG employees shall avoid any form of external or internal publicity concerning any breach or suspected breach they might want to report, unless management or audit committee have refused to investigate the matter and all alternatives for internal consultation have been exhausted.

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

TPG’s Corporate Sustainability Policy

The corporate sustainability policy sets forth our aspirations for environmental care and community involvement. The text of this policy is reproduced in full below.

Our Aspirations
TPG is a global business that strives to improve its social and environmental impact on communities around the world. We aspire to help people realise their potential and meet the needs of the current generation without producing a poorer world for our children by compromising the ability of future generations to meet their own needs. To meet these aspirations towards our stakeholders, we subscribe to the United Nations Global Compact that embraces, supports and enacts a range of values in the areas of human rights, labour standards and the environment that we can influence.

The quality of our footprint on local, regional, national and global societies is a key factor when communities decide whether to extend their consent to our operations in the long-term. TPG is developing and maintaining policies and practices that promote a positive and sustainable environmental and social contribution to every community in which we operate. The TPG Code of Business Principles underpins this commitment to legal compliance, continuous improvement and sustainability. The principles are based on the OECD guidelines and the ILO standards, which demonstrates our support for the OECD and ILO standards.

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

PROGRESS IN 2004

We have set forth our corporate sustainability ambition on three consecutive levels. In 2004 we took steps in the following areas:

•	global standards at the base,
•	industry-related initiatives in the middle, and
•	our unique approach at the top.

Global standards
Our ambition is to certify all our fully-owned operations. The following systems for measuring actions are implemented across many of our business units. By 2007, we will roll these systems out across all business units.

TPG Annual Report 2004	71

Back to Contents

Chapter 09	Code of Business Principles & Corporate Social Responsibility

•	ISO 9001 to ensure operational excellence,
•	OHSAS 18001 to ensure a safe workplaces,
•	ISO 14001 to ensure responsible treatment of the environment,
•	Investors in People to enable our employees to continuously develop,
•	SA 8000 to demonstrate sustainability, particularly in non-OECD countries, and
•	Global Reporting Initiative guidelines to report corporate sustainability performance.

Industry-Related Initiatives
The second tier of our ambition with respect to corporate sustainability calls for us to help enhance the reputation of our entire sector. We aim to do that via the World Economic Forum’s logistics and transportation corporate citizenship initiative, which comprises companies from across the industry, from sea freighters to our company's key global competitors. We have been actively involved in this group since mid-2003.

Chairmanship of the group is awarded annually to a participating company, and in 2004 TPG CEO Peter Bakker led the effort. In January, CEOs of participating companies signed the Logistics and Transportation Corporate Citizenship Principles and called on their peers to place corporate citizenship at the core of their business strategies.

The principles include conducting an open dialogue with key sector stakeholders. The dialogue was begun in 2004, when the group asked 182 organisations to provide input on those corporate citizenship issues they believe the sector should focus on. The dialogue continued with a discussion with customers, which will be followed in 2005 by one with employees. Based on this input, involved companies are selecting Global Reporting Initiative key performance indicators (KPIs) relevant for the sector and encouraging an industry-wide ambition to comply with those KPIs.

Our Unique Approach: Industry Leadership
The third tier of our corporate sustainability ambition aims to distinguish our company from its peers. Here, we have defined three specific areas where we want to put our company at the front of the industry:

•	Delivering Clean: Supporting the reduction of carbon dioxide emissions.
•	Driving Safety: Developing a plan to enhance road safety and reduce the number of road accidents we are involved in.
•	Moving the World and Moving our City: Helping the World Food Programme fight hunger; developing a neighbourhood survey in order to make focussed contributions to worthy causes in our own communities.

Our Rating in the Dow-Jones Sustainability Index
In 2004, our company's economic, environmental and social dimensions were reviewed and rated by the Dow-Jones Sustainability Index. The results gave our company a total sustainability score of 46 out of a possible 100 points. The best-ranked company in our industry group achieved a total score of 69.

Partnership with United Nations World Food Programme (WFP)

The United Nations World Food Programme and TPG launched a groundbreaking partnership in December 2002 aimed at a single common goal: fighting world hunger. The World Food Programme is the world's largest humanitarian aid agency. In 2003, it fed over 104 million people in 81 countries, including most of the world's refugees and internally displaced people. As the United Nations logistics arm for humanitarian aid, it coordinates with other United Nations agencies, governments and non-governmental organisations to deliver food to the right place, at the right time. Our company is committed to sharing its resources and know-how with the United Nations World Food Programme in order to make a lifesaving difference.

The partnership with the World Food Programme forms the cornerstone of our commitment to the community on a global scale. The dedication and enthusiasm of our employees is helping the World Food Programme take on one of the greatest logistical challenges of all: helping to feed the world.

Our partnership with World Food Programme consists of three levels of support and resulted in the following achievements in 2004:

•

Knowledge transfer – applying our (logistics) knowledge to enhance, for example, the World Food Programme's supply chain management capabilities, increase its fleet management systems and provide air operations training for its officials.

•

Hands-on support – providing organisational expertise and logistical assistance in order to respond to emergencies more effectively. In 2004, 32 of our employees each volunteered to spend three months building kitchens, latrines and classrooms, among other projects, as part of the World Food Programme's Global School Feeding Campaign. In addition, in 2004 we donated €1.5 million in in-kind support to the World Food Programme's disaster relief efforts in the region. The funds fall under the Emergency Response initiative of the Moving the World programme and will be used to cover the costs of transport, warehousing and any TNT personnel deployed in direct support of the World Food Programme in the region. In January 2005 our employees donated €0.8 million with respect to which we made a matching grant of €0.8 million in cash.

•

Funding & Awareness – helping raise funds and awareness for the World Food Programme. In 2004, our employees raised almost €1.8 million in cash donations for the agency's school feeding projects, with respect to which we made an additional grant of €1 million. We are also helping the World Food Programme to attract new corporate partners and to increase awareness in both the public and private sectors.

In 2004, we invested a total of €8.7 million in the partnership with the World Food Programme of which €7.2 million came in the form of in-kind services and knowledge transfer projects and €1.5 million as a cash donation.

72	TPG Annual Report 2004

Back to Contents

10

Risk factors

Holiday atomosphere, Sanghai

TPG Annual Report 2004	73

Back to Contents

Chapter 10	Risk factors

Cautionary statement regarding forward looking statements

Except for historical statements and discussions, statements contained in this annual report constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Other documents of TPG N.V. filed with or furnished to the Securities and Exchange Commission, including those incorporated by reference in this annual report, may also include forward looking statements, and other written or oral forward looking statements have been made and may in the future be made from time to time by us or on our behalf.

Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macro-economic growth rates and our performance relative to these growth rates. Forward looking statements generally can be identified by the use of terms such as “aim”, “hope”, “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which TPG operates, management’s beliefs and assumptions made by management about future events. These forward looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed in or implied by the forward looking statements.

Important factors that may cause such differences include, but are not limited to:

•	substitution of alternative methods for delivering information for our mail and express services,
•	regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings,
•	competition in the mail, express and logistics businesses,
•	decisions of competition authorities regarding proposed joint ventures or acquisitions,
•	costs of complying with governmental regulations,
•	general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities or epidemic diseases,
•	higher costs of or the impossibility to get insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils,
•	the effect of an economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery,
•	our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,
•	fluctuations in fuel costs,
•	our ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures,
•	changes in currency and interest rates,

•	changes in our credit rating and their impact on our financing costs and requirements,
•	changes in our relationship with the State of the Netherlands,
•	disruptions at key sites,
•	incidents resulting from the transport of hazardous materials,
•	mismatches between our investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,
•	strikes, work stoppages and work slowdowns and increases in employee costs,
•	costs of completing acquisitions or divestitures and integrating newly- acquired businesses,
•	changes to the international conventions regarding the limitation of liability for the carriage of goods,
•	significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,
•	market acceptance of our new service and growth initiatives,
•	changes in customer demand patterns,
•	the impact of technology developments on our operations and on demand for our services,
•	disruptions to our technology infrastructure, including our computer systems and website,
•	our ability to maintain aviation rights in important international markets,
•	adverse weather conditions,
•	if our subcontractors’ employees were to be considered our employees,
•	changes in tax laws or their interpretation by authorities, and disagreements with authorities about our interpretations of tax laws,
•	changes in accounting rules causing different valuation of assets and liabilities, and
•	higher costs related to implementation of regulations such as the US Sarbanes-Oxley Act.

For further discussion of these and other factors, see the “Risk factors” below, chapter 2 - “Information on the company”, chapter 3 - “The mail division”, chapter 4 - “The express division”, chapter 5 - “The logistics division” and chapter 11 - “Other financial information on the company”.

As a result of these and other factors, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward looking statements, which are neither predictions nor guarantees of future events or circumstances. We disclaim any intention or obligation to update or revise any forward looking statements, whether as a result of

74	TPG Annual Report 2004

Back to Contents

new information, future events or circumstances or otherwise. All subsequent written and oral forward looking statements attributable to us or persons acting on our behalf are similarly qualified.

Important Risk Factors

You should consider the risks and uncertainties described below and other information in this annual report.

The increasing substitution of alternatives for our mail delivery services could reduce the revenues and profitability of our mail business and adversely affect our revenues and profitability.

Our mail business is an integral part of our total business and during 2004 represented 30.9% of our total operating revenue and 71.0% of our total operating income. Our postal mail business delivers information such as letters and bank statements as well as printed matter (such as direct mail and periodicals). Technologies such as facsimiles, e-mails and the Internet (e.g. electronic banking) can be used to send or make available such information faster and, in many cases, at a lower price than traditional mail services. Due to increased substitution, among other factors, traditional mail volumes in the Netherlands have decreased in recent years, and we expect this downward trend in mail volume to continue in the next years. An increase in the use of these substitute technologies would likely result in a further decrease in the use of our traditional mail services. If substitution continues on a large scale, it could adversely affect the volumes, revenues and profitability of our mail business and our company as a whole. Substitution could also adversely affect volumes, revenues and profitability of our express business.

The further liberalisation of the Dutch and EU postal markets could adversely affect our revenues and profitability.

In the Netherlands, the process of liberalisation of the postal market, which began in the late 1980s, is continuing. This presents a number of risks to our mail business. Pursuant to the European Postal Directive, as of 1 January 2006 the restrictions that reserve the provision of certain postal services exclusively to us (the reserved postal services) will be reduced to 50 grammes. In 2004, the Dutch Minister of Economic Affairs published his vision on the postal market in the Netherlands. As discussed in greater detail in chapter 13 - “Regulatory environment”, this vision addresses a number of issues that are directly relevant to our business, including full market liberalisation, price controls and the scope of the mandatory postal services.

This vision will be the basis for a new Postal Act, which legislation may adversely affect our business, revenues and profitability. For example, a possible expanded role for OPTA in price determination for competitors might have an adverse effect on our competitive position.

Intensifying competition may put downward pressure on prices and could have an adverse effect on our revenues and profitability.

We compete with many companies and services on a local, regional, European and international level. Our competitors include the incumbent postal operators of other nations in Europe and the United States, motor carriers, express companies, logistics service providers, freight forwarders, air couriers and others. We expect competition to intensify in the future in all of our three business areas. Targeted, aggressive actions by competitors may negatively impact our prices. In the Netherlands, our present market share in the mail business results from being the former government operated monopoly. We expect our market share to erode due to the relatively recent entrance of serious competitors and, on the longer term, the continuing liberalisation of the Dutch mail regulatory regime. In Europe, we face heightened competition in our express business. Our mail division strategy focuses on the quality of services rather than on price discounts. Nevertheless, increased competition may force prices for our services down and thus cause our revenues and profits to decrease. Increased competition in the logistics business may lead to pressure on the price we charge our customers and the ability of our logistics business to capture value over the life of its customer contracts.

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

Developments and trends in the world economy may have a material adverse effect on our financial condition and results of operations. For example, a sustained decline in the international economy, which slowed as of 2001 and continued throughout 2004, typically results in a decline in the demand for express delivery services. Because our express delivery business has high fixed costs and greatly depends on high volume to recover such costs, a global economic downturn could have a material adverse effect on the results of our express delivery business, and this would adversely affect the results of our business as a whole. In addition, a continued economic downturn could lead to our customers asking for price reductions that could adversely affect our margins. A slow economy may also result in a continued decline in demand for direct mail in the Netherlands.

Unfavourable decisions of competition authorities concerning joint ventures or acquisitions could restrict our growth and ability to compete in the market for mail, express and logistics services.

As a part of our strategy to expand our businesses, from time to time we seek alliances with other postal operators, express integrators and providers of logistics services, acquire shares in companies providing these services or acquire these businesses. Any approval of a joint venture or an acquisition of shares or a business by competition authorities may contain certain restrictions or conditions with respect to the intended transaction. For example, in 2001, the Merger Task Force of the European Community required that we divest our Dutch cross

TPG Annual Report 2004	75

Back to Contents

Chapter 10	Risk factors

border mail business operated under the TNT International Mail brand in order to obtain the approval for the establishment of our 51% owned subsidiary Spring, with Royal Mail Group and Singapore Post.

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

We are subject to a wide variety of complex and stringent aviation, transportation, environment, employment and other laws and regulations in the Netherlands, the European Union and the other jurisdictions where we operate. Existing regulations are subject to constant revision, and new regulations are constantly being adopted. The interpretation and enforcement of such laws and regulations vary and could limit our ability to provide our services in certain markets. It is uncertain whether existing laws and regulations or future regulatory, judicial and legislative changes will have a material adverse effect on us, whether national or international regulators, competition authorities or third parties will raise material issues with regard to our compliance or non-compliance with applicable laws and regulations, or whether other regulatory activities will have a material adverse effect on our business, revenues and profitability.

For example, in our express businesses, we operate various types of aircraft throughout Europe and are required to comply with a wide variety of international and national laws and regulations. In some of the markets in which we operate, regulations have been adopted (or proposed) which impose night time take-off and landing restrictions, aircraft capacity limitations and similar measures in order to address the concerns of local constituencies. Night-time operations at our Liège, Belgium air express hub have been challenged. A curtailment of night-time take-offs and landings at any of our key facilities, such as Liège, would likely harm our business. Some governments have imposed stringent new security measures on air carriers that could result in additional operating costs. Our failure to comply with or the costs of complying with existing or future government regulation, could negatively affect our revenues and profitability. In addition, existing or future regulation on transport of goods may negatively affect our ability to perform our services to our customers or may increase the costs of providing our services. In our mail business in the Netherlands, from time to time discussions come up whether or not we should provide access to our mailboxes as a collecting point for our competitors. Our competitors currently focus on large volume clients and do not compete in the consumers market. Change in this view of competitors and support of this view by the regulator, could negatively affect costs and profitability.

We are exposed to various global and local risks that may have a material adverse effect on our financial condition and results of operations.

We operate around the globe and provide a worldwide service with facilities in many countries, which means that we are confronted with complex legal and regulatory requirements in many jurisdictions. These include tariffs, trade barriers and requirements relating to withholding taxes on remittances and other payments. Our international operations are also exposed to local business risks and challenges. We face potential difficulties in staffing and managing local operations, succession coverage of key individuals and talent management. We are exposed to the credit risks of local customers and distributors. These difficulties will increase as we pursue our strategy to expand our operations to new markets. Our overall success as a global business depends, in part, on our ability to succeed in different economic, social and political conditions. We may not succeed in developing and implementing policies and strategies that are effective in the locations where our business is conducted. Failure to do so may have a material adverse effect on our financial condition and results of operations.

We are exposed to currency fluctuations that could have an adverse effect on our financial condition and results of operations and the comparability of our financial statements.

We report the financial condition and results of operations of our businesses in the relevant local currency and then translate them into euro at applicable exchange rates so that these results can be included in our financial statements. The exchange rates between these currencies and the euro may fluctuate substantially. We generate a significant part of our total revenues and our operating expenses in currencies other than euro. As we expand our international operations, we expect that an even greater portion of our revenues and costs will be denominated in non-euro currencies. In addition, the value of the euro has fluctuated significantly since its introduction on 1 January 1999. As a result, currency fluctuations could have a material adverse effect on our financial condition and results of operations in any given reporting period, and may significantly affect the comparability of our financial statements from period to period. Although we generally enter into hedging arrangements and other contracts in order to attempt to reduce our exposure to currency fluctuations, these measures may be inadequate or may subject us to increased operating costs.

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

76	TPG Annual Report 2004

Back to Contents

decline in the value of the euro would also adversely affect the US dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on our ADRs.

A downgrade in our credit rating may increase our financing costs and harm our ability to finance our operations and acquisitions, which could negatively affect our revenues and profitability.

A downgrade in our credit rating may negatively affect our ability to obtain funds from financial institutions and banks and increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt or incur new debt. On 11 June 2004, Standard & Poor’s Ratings Services re-affirmed our “A” long-term and “A-1” short-term corporate credit ratings, but revised its outlook for our long-term rating from ‘negative’ to ‘stable’. For Moody’s Investor Services Ltd. our current long-term rating is “A1” and our short-term rating is “P-1”.

The State of the Netherlands is our largest shareholder, which may adversely affect the value of your investment.

The State of the Netherlands is presently our largest shareholder, holding approximately 19% of our outstanding ordinary shares. The State announced in March 2001 its intention to limit its involvement with us and, as part of this, plans to reduce its shareholdings to approximately 10% of our outstanding shares. Future substantial sales by the State of our ordinary shares, or the availability of large amounts of our ordinary shares for sale, may adversely affect the market price of the shares and the value of your investment. It may also negatively affect our ability to raise additional capital by offering new ordinary shares.

The State of the Netherlands has the right to approve important decisions concerning our business.

Besides being our largest shareholder, the State currently has a number of rights under our articles of association and other arrangements with us that provide it with significant influence over us. For example, the State has a veto right (See note 26 to the consolidated financial statements) over many important decisions concerning our business, including decisions about fundamental changes in our business and our corporate structure. The State has committed itself to exercise its influence to safeguard its general interest in having an efficiently operating Dutch postal system and also to protect its financial interest as a shareholder. The interests of the State may, however, differ from the interests of our other investors. Among other things, the State may exercise its rights to delay, deter or prevent a potential change of our control or the exercise of influence by another large shareholder. The State’s substantial ownership and the existence of these special rights may discourage bids for our ordinary shares by third parties. This could adversely affect the price of our shares and the value of your investment.

We depend on a number of infrastructure facilities for which we have limited or no back-up facilities, so if operations were disrupted at one or more of these facilities, our business and operating results would suffer.

A portion of our infrastructure is concentrated in single locations for which we have limited or no back-up facilities or very expensive fall back scenarios in the event of a disruption of operations. An example of this is our European express air hub in Liège, Belgium. The operation of our facilities involves many risks, including power failures, the breakdown, failure or substandard performance of equipment, the possibility of work stoppages or civil unrest, natural disasters, catastrophic incidents such as airplane crashes, fires and explosions and normal hazards associated with operating a complex infrastructure. If there were a significant interruption of operations at one or more of our key facilities and operations could not be transferred or only at very high costs to other locations we might not meet the needs of our customers, and our business and operating results would be adversely affected.

Incidents resulting from our transport of hazardous materials or a major incident involving our sorting centers, warehousing facilities, air or road fleet may adversely affect our revenues, profitability and reputation.

We transport hazardous materials for a number of our customers in the automotive, biomedical and chemical industries. The hazardous consignments include airbags, batteries, paint, blood samples, medical substances, dry ice and chemicals. As part of our express and mail services, we may also transport hazardous or dangerous goods without having been notified about the nature of the goods we transport. We face a number of risks by transporting these materials, such as personal injury or loss of life, severe damage to and destruction of property and equipment and environmental damage. Incidents involving these materials could result from a variety of causes including sabotage, terrorism, accidents or the improper packaging or handling of the materials. If a significant incident occurred our operations could be disrupted and we could be subject to a wide range of potentially large civil and criminal liabilities. For example, an incident occurred at the end of 2004 in our Liège hub, involving undeclared goods, which closed down the operations in the hub for a few hours, although nobody was hurt. This could negatively affect our revenues and profitability. A significant incident, particularly a well-publicised incident involving potential or actual harm to members of the public, could also hurt our reputation.

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

TPG Annual Report 2004	77

Back to Contents

Chapter 10	Risk factors

We may not accurately forecast our future Infrastructure requirements, which could result in excess capacity or insufficient capacity and negatively affect our revenues and profitability.

In order to maintain our market position and grow our business we must make large on-going investments in infrastructure such as aircraft, trucks and depots. In our logistics business we are at times required to make large investments in order to meet our obligations under agreements with major customers. For example, we are currently considering investments in our road and air network for a significant amount. These investments often require substantial lead times and involve significant fixed costs. We base our infrastructure investments on forecasts of our future capacity requirements. It may be difficult to forecast accurately our future requirements, since they are based on a large number of factors, including factors beyond our control such as general economic conditions and changes in governmental regulation. As a consequence, there may be a mismatch between our investment and our actual requirements. If we underestimate our future capacity requirements we will not be able to meet the needs of our customers and could lose business, market share, revenues and profits. If we overestimate our future needs, or if major contracts are cancelled by customers, we will experience costly excess capacity and this could adversely affect our profitability.

Strikes, work stoppages and work slowdowns by our employees and the terms of new collective labour agreements could negatively affect our revenues and profitability.

The success of our business also depends upon avoiding strikes, work stoppages and slowdowns by our employees. Industrial action by large unions or even relatively small but key groups of our employees, such as airline pilots, could seriously disrupt our operations. Industrial action may occur for reasons unrelated to our collective labour agreements with a particular union or group of employees. For example, our employees may refuse crossing picket lines established by other unions from other companies. Our collective labour agreement with approximately 60,000 employees in the Netherlands is subject to a renewal in May 2005. If we are not able to renew this agreement or other key agreements with our employees, and a strike, work stoppage or work slowdown occurs, our revenues and profitability could be adversely affected.

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

We have entered into a number of significant acquisitions in recent years, most recently our acquisition of Wilson Logistics in 2004, and growth through acquisitions remains a key element of our strategy. The integration of newly acquired businesses involves inherent costs and uncertainties that include the effect on the acquired businesses of integration into our organisation and culture and the availability of and demands on management resources to oversee the integration and manage the newly acquired businesses. The integration of the international companies we have acquired, particularly in the logistics division, has resulted in significant challenges and costs in the areas of accounting, finance, operations, IT, strategy and human resources. If an existing or future integration effort is delayed or is not successful we may incur additional costs, the value of our investment in the acquired company may decrease significantly and our growth strategy may not be successfully achieved. Any material delays, unexpected costs or other problems encountered in connection with integrating newly acquired businesses could have an adverse effect on our revenues and profitability.

The legal concept of limited liability for loss or damage of goods we carry is increasingly being challenged and this may result in increased exposure to claims.

We transport goods under the conditions of the international conventions in respect of the carriage of goods by air (Warsaw Convention) and by road (CMR Conventions). These conventions contain provisions that limit our liability in the event that we lose or damage shipments belonging to our customers. In the past this principle was generally accepted as normal business practice but in recent years the courts and regulators in an increasing number of jurisdictions are more sympathetic to allegations of “gross negligence” or “lack of due care”, thereby setting aside the principles of limited liability. This trend exposes us to more and increased loss and damage claims. Furthermore, a number of major customers are no longer prepared to accept these established limits of liability and these factors, together with the increased value of the goods we carry, have resulted in a significant increase in our financial exposure to claims. If this trend continues, it could adversely affect our profitability.

Determination that our subcontractors’ were to be considered our employees would affect our current business model, causing our operating expenses to rise and our net income to suffer.

In various jurisdictions, we use subcontractors to perform aspects of our business, such as picking up and delivering parcels, as is common practice in our industry. In certain jurisdictions, the authorities have brought criminal and/or civil actions alleging that our subcontractors or their employees are to be regarded as our own unregistered employees. In particular, several actions are currently pending in France. See chapter 12, note 15 – “Legal proceedings”. If these allegations were upheld by a court, we would incur, in addition to criminal fines, costs such as social security contributions, wage taxes and overtime payments in respect of such employees. Subcontractors could also bring civil actions seeking the re-characterisation of subcontractor relationships in employment contracts. If these actions were

78	TPG Annual Report 2004

Back to Contents

successful, our operating expenses would rise and our net income would suffer.

Changes in tax laws or their interpretation by authorities, and disagreements with authorities about our interpretations of tax laws, could adversely affect our financial position and results of operations.

We operate globally and our earnings are subject to taxation in many jurisdictions at different rates. Relevant tax authorities may disagree with our interpretation and application in practice of tax laws. We periodically estimate our probable tax obligations in the countries in which we conduct our business. If the tax laws change, or if there is a successful challenge of our tax position, our interpretation and application of tax laws in practice, we will need to recognise additional tax liabilities, which may include interest and penalties. This would adversely affect our financial position and results of operations. See notes 14 and 21 to our consolidated financial statements in chapter 12.

Our ongoing issues with the UK Inland Revenue may lead to material additional expenses, which would adversely affect our net income.

     In February and March 2004, our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK Inland Revenue and to our external auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The investigations conducted by our audit committee, with the assistance of independent legal counsel, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers.

     In August 2004, we submitted a report to the UK Inland Revenue in relation to these UK tax issues pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK Inland Revenue. We will be providing an addendum to our original report with additional information, and are continuing discussions with the UK Inland Revenue in connection with their related comprehensive investigation. The outcome of the UK Inland Revenue’s investigation is not certain, and we do not expect these matters with the UK Inland Revenue will be resolved before 2006.

     The UK Inland Revenue could assess further taxes, penalties and interest that would exceed the amounts we have accrued in our financial statements. If the actual taxes, penalties and interest imposed exceed the amounts we have accrued, it could reduce our net income.

Our restructurings of operations and other measures we take to reduce costs may not achieve the results we intend and may adversely affect our revenues and profitability.

From time to time we restructure, redesign or integrate various aspects of our operations in an effort to achieve cost savings, flexibility and other efficiencies. For example, in our mail division we have initiated a comprehensive cost flexibility programme that includes a wide range of efficiency measures designed to offset the ongoing decline in mail volumes in the Netherlands. In 2003, we put in place a comprehensive programme in our logistics division to standardise operating and business development practices to address operational performance issues and establish more stringent financial control. In early 2004, we introduced a new corporate programme called TPG-1 that is expected to achieve savings over the next few years by integrating some customer facing and back office functions across our divisions. Our restructuring of operations and other cost reducing measures may not achieve the results we intend and may invoke restructuring and other costs and changes to our business that adversely affect our revenues and profitability.

A downturn in capital markets may decrease the value of investments made in these markets for our pension schemes, which in turn could require significant additional funding by us.

Our main Dutch defined benefit pension scheme has total assets of over €3 billion, some of which are funded by investments held in equities with a view to benefiting from capital appreciation. The value of these securities may be volatile and a downturn in the capital markets could significantly reduce the value of these assets. Should the returns on these investments fall below the minimum funding requirements prescribed by De Nederlandsche Bank, into which the Independent Supervisory Authority for Pensions and Insurance has been merged during 2004, whether from declines in the overall equity markets or because the investments underperform the markets, we will be required to increase our contributions to the funds. If the assets were to lose a substantial amount of their value, we might be required to make large payments into the funds, which would adversely affect our liquidity over a number of years.

Employee misconduct could result in financial losses, the loss of clients and fines or other sanctions by the governments of the countries in which we do business.

We may be unable to prevent our employees from engaging in misconduct, fraud or other improper activities that could adversely affect our business and reputation. Misconduct could include the failure to comply with applicable law or our business principles. The precautions we take to prevent and detect this activity may not be effective. Our investigations of suspected fraudulent activity could expose us to additional sanctions if an investigation is ineffective or hampered by local legal restrictions. As a result of employee misconduct, we could face fines and penalties imposed by governments in the countries in which we do business. In addition, negative publicity in relation to employee misconduct could negatively affect our reputation, harm our ability to recruit employees and managers and reduce our revenues. Fines and sanctions; any necessary financial restatements and resulting liabilities could reduce our profitability.

TPG Annual Report 2004	79

Back to Contents

Chapter 10	Risk factors

Changes in markets and our business plans have resulted and may in the future result in substantial write-downs of the carrying value of our assets, thereby reducing our net income.

Our regular review of the carrying value of our assets (including our intangible, tangible and financial fixed assets) has resulted in significant impairments, and we may in the future be required to recognise additional impairment charges. Events in the markets where we conduct our businesses, including significant declines in stock prices, market capitalisations and credit ratings of market participants, as well as our ongoing review and refinement of our business plans, have resulted and may result in further substantial impairment write-downs of our intangible or other assets at any time in the future.

In addition, we have been and may be required in the future to recognise increased depreciation and amortisation charges if we determine that the useful lives of our fixed assets are shorter than we originally expected. Further such changes would have the effect of reducing our net income.

We may be unable to comply in a timely manner with the requirements of the Sarbanes-Oxley Act relating to the assessment by us and PwC of the effectiveness of our internal controls over financial reporting, and our assessment may identify material weaknesses and may result in an attestation with an adverse opinion from our auditors, each of which could adversely affect our reputation and share price.

Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to include in our future annual reports an assessment by management of the effectiveness of our internal control over financial reporting. In addition, PricewaterhouseCoopers, our independent registered public accounting firm, must attest to and report on management’s assessment. This requirement is currently expected first to apply to our annual report on Form 20-F for our fiscal year ending December 31, 2005. We are evaluating our internal control systems to allow our management to report on, and our auditors to attest to, our internal control over financial reporting. As a result, we have incurred additional expenses in 2004 and a diversion of our management’s time, and we expect this to continue at least into financial year 2005.

While we have dedicated a significant amount of time and resources to ensuring compliance, there can be no assurance that we or our auditors will complete the necessary work to comply with all aspects of Section 404 and related regulations in a timely manner. If we have a material weakness in our internal control over financial reporting, we may be unable to prevent or detect material misstatements in a timely manner. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If the assessment of our internal control identifies material weaknesses that must be disclosed, we may receive an attestation with an adverse opinion from our auditors as to the adequacy of our internal control over financial reporting. Furthermore, potential acquisitions of businesses that are currently not in compliance with Section 404 requirements could lead to disclosures on currently unforeseen deficiencies in our internal control over financial reporting. This could adversely affect our reputation and our financial results. Each of these consequences could reduce the market’s confidence in our financial statements and negatively affect the price of our shares.

The continuation of the operational difficulties faced by our operations in France may divert significant, long-term management attention from other important areas of our business.

Our logistics operations in France have faced continued difficult conditions for several years, with even deeper margin pressure in 2003 and 2004. Our transport activities are under severe competitive cost pressure by new entrants from those Eastern European countries that recently joined the European Union. In addition, the volumes being handled in many industries in France, including the retail market, continue to be suppressed by low economic growth. In this difficult environment, our efforts to turn around our business in France as part of our Transformation through Standardisation programme have not sufficed to bring this business back to profitability. Remedying this situation may divert substantial senior management time and attention from other areas of our business, which could impair our ability to operate effectively, negatively affect our competitive position and profitability and involve additional restructuring costs.

A sustained economic downturn or loss of a strategic customer could adversely affect our business and results of operations.

Developments and trends in the world economy and a continued slowdown in the target sectors we operate our business in may have a material adverse effect on our financial condition and results of operations. For example, a decline in the automotive industry, one of our main target sectors, or loss of a strategic customer could result in a decline in the demand for our logistics services. Because a significant portion of the customers of our logistics business are automotive companies, a decline in the demand from our automotive customers may have a material adverse effect on our logistics business.

80	TPG Annual Report 2004

Back to Contents

11

Other financial information on the company

Shanghai Skyline

TPG Annual Report 2004	81

Back to Contents

Chapter 11	Other financial information on the company

Financial condition

			Year ended at 31 December

	2004		%	2003	%	2002[1]

	US$	€	VARIANCE	€	VARIANCE	€

Fixed assets	6,881	5,083	0.5	5,057	(9.3)	5,573
Current assets	4,331	3,199	11.9	2,858	6.1	2,693

Total assets	11,212	8,282	4.6	7,915	(4.2)	8,266

Group equity	3,769	2,784	(6.8)	2,986	0.2	2,979
Deferred tax liabilities	295	218	52.4	143	7.5	133
Provisions for pension liabilities	1,178	870	67.0	521	(29.8)	742
Other provisions	202	149	(2.6)	153	(5.0)	161
Long-term liabilities	2,228	1,646	(0.9)	1,661	-	1,661
Current liabilities	3,540	2,615	6.7	2,451	(5.4)	2,590

Total liabilities and group equity	11,212	8,286	0.5	7,915	(4.2)	8,266

Return on assets [2]	14.2%	14.2%		9.7%		12.8%
Return on average total capital [3]	14.5%	14.5%		9.5%		12.7%
Net return on equity [4]	24.0%	24.0%		10.0%		20.1%
Gearing at year end [5]	23.6%	23.6%		26.4%		32.0%
Interest cover [6]	15.2	15.2		8.3		9.8

Net cash provided by operating activities	1,354	1,000	6.7	937	(9.2)	1,032
Net cash used in investing activities	(458)	(338)	9.4	(373)	28.0	(518)
Net cash used by financing activities	(677)	(500)	(14.7)	(436)	27.1	(598)

Changes in cash and cash equivalents [7]	219	162	26.6	128	252.4	(84)

Cash conversion efficiency [8]	7.9%	7.9%		7.9%		8.8%

(in millions, except percentages)
1.	As of 1 January 2003 dividends proposed, but not yet declared, are to be presented as a component of equity instead of as a liability.
The 2002 balances have been adjusted for comparison purposes.
2.	The total operating income as a percentage of the total assets.
3.	The total operating income as a percentage of the average total capital, the latter being the averaged sum of the total assets of two consecutive years.
4.	Net income as a percentage of total group equity.
5.	The net debt as a percentage of the sum of total group equity plus net debt.
6.	The total operating income divided by net financial (expenses)/income.
7.	Excluding exchange rate differences on cash items and the cash and cash equivalents from acquisitions and disposals of group companies.
8.	Net cash provided by operating activities as a percentage of total operating revenues.

82	TPG Annual Report 2004

Back to Contents

Cash flow data

Cash and cash equivalents totalled €633 million at 31 December 2004, compared to €470 million at 31 December 2003. The following table provides a summary of cash flows for the years ended 31 December 2004, 2003 and 2002:

	Year ended at 31 December

	2004		%	2003	%	2002

			VARIANCE		VARIANCE

	US$	€		€		€

Net cash provided by operating activities	1,354	1,000	6.7	937	(9.2)	1,032

Net cash used in investing activities
Net cash used for acquisitions and disposals	(309)	(228)	(240.3)	(67)	46.4	(125)
Net cash used for capital investments and disposals	(420)	(310)	(0.6)	(308)	24.7	(409)
Net cash used for other investing activities	271	200	9,900.0	2	(87.5)	16

Net cash used by financing activities
Net cash used for dividends and other changes in shareholders’ equity	(521)	(385)	(88.7)	(204)	(10.9)	(184)
Net cash from debt financing activities	(156)	(115)	50.4	(232)	44.0	(414)

Changes in cash and cash equivalents [1]	219	162	26.6	128	252.4	(84)

(in millions, except percentages)
1.	Excluding exchange rate differences on cash items and the cash and cash equivalents from acquisitions and disposals of group companies.

NET CASH PROVIDED BY OPERATING ACTIVITIES
2004
Net cash provided by operating activities was €1,000 million, which is 7% above last year (€937 million). Net income contributed €667 million or €1,200 million if corrected for the non-cash impact of depreciation, amortisation and impairments, an increase of €189 million or 19% to last year (€1,011 million).

The change in deferred taxes of €82 million was a non-cash item that was primarily attributable to tax deductible pension payments in 2004 and utilisation of tax losses carried forward, partly offset by an adjustment to our net deferred tax position, due to the decrease of the Dutch statutory tax rate from 34.5% in 2004 to 31.5%, 30.5% and 30.0% in respectively 2005, 2006 and 2007 and beyond. This resulted into a reduction of our current income tax payable position included in working capital.

The negative non-cash impact of €3 million from other provisions was primarily the result of releases and withdrawals, which were partly offset by additions.

The changes in pension liabilities of €309 million reflects the total non-cash cost for the defined benefit pension schemes of €41 million, the non-cash costs related to the Personal Seniors Arrangement of €87 million (see also chapter 3 – “The mail division”) and total cash payments of €437 million. Cash contributions to various pension funds, the majority of which for our Dutch employees who fall under our collective labour agreement, totalled €200 million, of these payments €91 million was contributed as prescribed by the minimum funding requirements of the DNB. Our cash payments for pensions, which fall under transitional plan of our Dutch collective labour agreement and are directly paid by TPG (see note 9 to our financial statements), amounted to €95 million. The remaining cash contribution of €142 million related to the Personal Seniors Arrangement.

Working capital decreased by €30 million in 2004 versus an increase of €26 million in 2003. Most of the decrease in 2004 related to the trade receivable position that moved favourably by €77 million. The net income tax receivable position of €32 million reflected total income tax payments in 2004 of €396 million compared to €288 million in 2003. Net interest paid in 2004 amounted to €64 million compared to €84 million in 2003. Trade payables decreased the cash flow by €66 million and compared unfavourable with a decrease of €19 million in 2003. In 2004 both debtor days and creditor days decreased. The decrease in debtor days contributed to the decrease in working capital, whereas the decrease in creditor days slightly increased working capital. Other current assets moved unfavourably by €11 million caused by an increase of prepayments and accrued income.

2003
Net cash provided by operating activities was €937 million, which was 9% below 2002. Net income contributed €300 million, or €1,011 million if corrected for the non-cash impact of depreciation, amortisation and impairments, a decrease of €78 million (7.2%).

The change in deferred taxes of €180 million was a non-cash item primarily attributable to increased tax deductible pension payments in 2003 and utilisation of tax losses carry forward, both resulting in a reduction of our current income tax payable position included in working capital.

TPG Annual Report 2004	83

Back to Contents

Chapter 11	Other financial information on the company

The changes in pension liabilities of €221 million reflected the total non-cash cost for the defined benefit pension schemes of €43 million and our total cash contributions of €185 million to various pension funds, the majority of which for our Dutch employees that fell under our collective labour agreement, plus our cash payment of €79 million for pensions that fell under the transitional plan of our Dutch collective labour agreement and that are directly paid by TPG. In total these payments were €131 million higher than in 2002, in particular due to additional contributions totalling €100 million as prescribed in the minimum funding requirements by the Independent Supervisory Authority for Pensions and Insurance.

Working capital increased by €26 million in 2003 versus a decrease of €84 million in 2002. Most of the increase in 2003 related to the accounts receivable position that moved unfavourably by €37 million caused by other accounts receivables for €41 million, partly offset by trade receivables that improved by €4 million (€94 million in 2002). The income tax payable position of €181 million included in current liabilities reflected total income tax payments in 2003 of € 288 million compared to €276 million in 2002. Interest paid in the year amounted to €84 million. Trade payables decreased the current liabilities by €19 million and compared unfavourably with an improvement of €55 million in 2002. The improvements to our accounts receivable and trade payable position in 2002 were realised via considerable improvements of the debtor and creditor days in all our divisions; in 2003 these debtor and creditor days were maintained at the 2002 level.

Other current assets moved unfavourably by €10 million (€74 million in 2002) caused by an increase of prepayments and accrued income.

NET CASH USED IN INVESTING ACTIVITIES
Net cash used for acquisitions and disposals
2004
In 2004 the total payments for acquisitions of group and affiliated companies amounted to €228 million, which was primarily attributable to the acquisition of Wilson (€190 million) in the logistics division. The payments of €190 million included the total acquisition price of €183 million and transaction costs of €7 million. We also made several smaller acquisitions in our mail division for an amount of €14 million, including the remaining shares of Höfinger and the establishment of the JV Cendris BSC Customer Contact and in our express division for an amount of €2 million. In our logistics division, the other acquisitions included Ventana and the remaining 60% shares of Overtrans in Italy and the remaining 50% of the shares of TNT Lojistik ve Dagitim Hizmetleri A.S. in Turkey for a total amount of €11 million. The funds we used for acquisitions of affiliated companies amounted to €11 million, primarily related to additional capital contributions to our affiliate Logispring of €10 million.

During 2004, we also disposed of some interests in group and affiliated companies with a rounded net book value of zero, the largest of which was TNT-DFDS Transport Logistics.

2003
In 2003 we acquired several group and affiliated companies at a total costs of €75 million. In addition to several smaller acquisitions, our largest acquisitions in 2003 took place in mail (€34 million) including Blitzpunkt GmbH (€7 million), Olaf Jepsen (€9 million for remaining 49%) and DocVision (€9 million). Logistics acquired for an amount of €21 million, mainly related to deferred considerations for Schrader, Barlatier S.A. and Mendy Developpement SAS (€14 million). Express acquired for an amount of €4 million, related to the acquisition of Archive and Data Storage. The funds we used for the acquisitions of affiliated companies (€16 million) are related primarily to capital contributions made to our affiliate Logispring (€13 million).

During 2003, we also disposed of some interests in group and affiliated companies with a net book value of €8 million, of which the largest was Geldnet Holding B.V.

NET CASH USED FOR CAPITAL INVESTMENTS AND DISPOSALS

Capital expenditures on property, plant and equipment and other intangibles

	Year ended at 31 December

	2004		2003	2002

	US$	€	€	€

Investments
Property, plant and equipment	393	290	287	398
Other intangible assets	91	67	67	74

Subtotal	484	357	354	472

Disposals
Property, plant and equipment	44	32	40	53
Other intangible assets	20	15	6	10

Subtotal	64	47	46	63

Total	420	310	308	409

(in millions)

84	TPG Annual Report 2004

Back to Contents

Our capital expenditure on property, plant and equipment and other intangible assets by division for the three years 2002-2004 was as follows:

	Year ended at 31 December

	2004		2003	2002[1]

	US$	€	€	€

Mail	133	98	107	130
Express	231	171	160	178
Logistics	111	82	83	164
Non-allocated	9	6	4

Total	484	357	354	472

(in millions)
1.	Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

In 2004, capital expenditures on property, plant and equipment amounted to €290 million. Of this amount €75 million related to mail, €140 million to express, €69 million to logistics and €6 million to corporate. The capital expenditures on intangible assets of €67 million mainly related to software (€63 million) and the remainder related to prepayments on intangible assets (€4 million).

In mail, the major capital expenditures related mostly to sorting equipment and information technology, needed among other reasons to support the introduction of sequence sorting. In express, capital expenditures included investments in depots, hubs and warehouses, and replacements and operational equipment including automated sorting systems. In logistics the majority of capital expenditures related to warehouses and equipment (e.g. forklifts, racking systems, trailers and trucks) dedicated to the operation of contracts and offices.

Disposals of property plant and equipment in 2004 totalled €32 million in 2004 related to the sale of buildings at Belgische Distributie Dienst (€5 million) and Postkantoren (€2 million) in the mail division and at TNT Express Properties in Germany (€3 million) in the express division and to various smaller disposals of property plant and equipment throughout the company. The disposal of intangible assets of €15 million is a combination of disposed goodwill for €13 million, mainly related to TNT-DFDS Transport Logistics and software for €2 million.

In 2004, non-cash investing activities totalled €11 million, related to additional finance leases.

MAIL
2004
Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled €98 million in 2004, which was a decrease of 8.4% compared to 2003 (€107 million). This decrease reflected large 2003 spending within European Mail Networks on seal machines (VSP) and a decrease in housing expenditures within Real Estate compared to the previous year.

The main capital expenditures in 2004 related to machinery (€22 million), software (€19 million), hardware (€12 million) and housing (€11 million). The remaining €34 million of capital expenditure related to various smaller projects, most of which were individually less than €1 million and included building refurbishments mainly in the Netherlands, replacement of IT equipment and various other capital expenditures.

Significant investments were made in the sorting process, with a total amount of €23 million invested in sequence sorting machines and sequence sorting software and €6 million invested in tray cart unloaders.

2003
Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled €107 million in 2003, a 17.7% decrease compared to 2002. This primarily resulted from the postponement of regularly scheduled refurbishment of our Netherlands distribution sites and delay in a few large projects, such as the tray cart unloader and Spring software. The postponement of refurbishment of distribution sites will continue until the impact of the installation of new sorting equipment within these sites can be fully assessed. The main capital expenditures in 2003 related to software (€25 million), hardware (€6 million), housing (€21 million), and machinery (€23 million) of which €9 million was invested in sequence sorting machines. The remaining €32 million of capital expenditures were individually less than €1 million and include small building refurbishments, replacement of IT equipment, and various maintenance-related capital expenditures.

EXPRESS
2004
Capital expenditure on property plant and equipment and other intangible assets by our express division totalled €171 million in 2004, which was an increase of 6.9% compared to 2003 (€160 million). The capital expenditure related to depots, hubs and warehouses (€76 million), depot equipment used in operations, including fleet expansions and replacements (€23 million), and information technology, communication and other operational equipment, including automated sorting systems (€41 million). Of the total €140 million capital expenditure on property, plant and equipment, €126 million, or 90%, was spent in Europe.

During 2004, capital expenditures on other intangible assets totalled €31 million (2003: €36 million) and related primarily to the development of financial systems (e-back office) software and further enhancements to our international shared systems.

TPG Annual Report 2004	85

Back to Contents

Chapter 11	Other financial information on the company

Some of the larger express capital expenditures in 2004 included the investments for warehouse and IT related to our pan-government archiving contract in the UK (€10 million), a new head office for France in Lyon (€10 million), the replacement of trailers and tractor units in the UK (€7 million), depots in Stockholm (€6 million), Birmingham (€3 million) and Enfield (€3 million) and the first investments in the expansion of the Air hub in Liège (€4 million).

2003
Capital expenditure on property plant and equipment and other intangibles assets by our express division totalled €160 million in 2003, which was 10.1% below the level of 2002. Some of the larger capital expenditures in 2003 related to depots, hubs and warehouses (€55 million), depot equipment used in operations including fleet expansions and replacements (€30 million), information technology, communication and other operational equipment including automated sorting systems (€39 million). Of the total €124 million express capital expenditure on property, plant and equipment, €84 million (68%) was spent in Europe.

During 2003, capital expenditures on other intangible assets totalled €36 million and relates primarily to the development of financial systems (e-back office) software and further enhancements to our international shared systems.

LOGISTICS
2004
Capital expenditure on property, plant and equipment and other intangible assets by our logistics division totalled €82 million in 2004, which is comparable to the capital expenditures in 2003 (€83 million). The majority of the expenditures in property, plant and equipment related to new business acquired and to other equipment dedicated to operate logistics contracts throughout the world.

The largest capital expenditures on property plant and equipment and other intangibles in the logistics division were concentrated in the United Kingdom (€18 million), followed by Central and Eastern Europe (€ 12 million), North America (€10 million), Italy (€13 million), Asia (€5 million) and South America (€4 million).

The €18 million invested in the United Kingdom was mainly spent on warehouses and equipment. In Central and Eastern Europe, €6 million was invested in warehouses and equipment to service the DaimlerChrysler contract in Germany. In the remainder of continental Europe, €33 million was invested in warehouses, new depots and automated warehouse racking, information technology and systems security engineering. In Italy, €13m was invested in warehouse equipment, information technology and systems security engineering. In Australia, €5 million was invested in warehouses and equipment for new and existing contracts, and in North America €10 million was spent on warehouses, information technology and equipment for renewals and new contracts. In Asia, €5 million was invested in warehouses and information technology. An amount of €4 million was spent on warehouses and equipment for new and existing contracts in South America.

During 2004, capital expenditures on other intangible assets totalled €13 million, primarily attributable to the acquisition and implementation of a JD Edwards system and warehouse management software in the United Kingdom and Italy Automotive & South America.

2003
Capital expenditure on property, plant and equipment and other intangible assets by our logistics division totalled €83 million in 2003, a 49.4% decrease compared to 2002 due primarily to delays in the implementation of new business contracts. The majority of the expenditures in property, plant and equipment related to new business acquired and to other equipment dedicated to operate logistics contracts throughout the world. In the United Kingdom, €15 million was invested in warehouses and equipment. In continental Europe, €38 million was invested in warehouses, new depots and automated warehouse racking. €2 million was invested in warehouses and equipment for new and existing contracts in South America. In Australia, €7 million was invested in warehouses and equipment for new contracts, and in North America €11 million was invested in warehouses and information technology equipment for new contracts. In Asia €4 million was invested in warehouses and information technology.

During 2003, capital expenditures on other intangible assets totalled €6 million, due primarily to the continued development of financial systems (e-back office) software for the entire division.

Net cash used for other investing activities
2004
The net cash generated by other investing activities totalled €200 million, which was an increase of €198 million compared to 2003. €160 million was attributable to the settlement of a USD 435 million cross currency interest rate swap, which provided a hedge against USD denominated assets. The remaining €40 million, partly adjustments of non-cash movements in the net cash provided by operating activities, was the result of the combined effect of a decrease in long-term prepayments and accrued income (€25 million), changes relating to affiliated companies (€8 million), changes in other securities (€1 million) and the effect of minority interests (€6 million).

NET CASH USED BY FINANCING ACTIVITIES
Net cash used for dividends and other changes in shareholder’s equity
2004
A final cash dividend for 2003 amounting to €142 million and a cash interim dividend for 2004 of €95 million were paid in 2004.

In 2004, €151 million was paid as consideration for the repurchase of 7.6 million shares from the State of the Netherlands. An amount of €3 million was received as a result of the exercise of options and share grants.

2003
A final cash dividend for 2002 amounting to €119 million and a cash interim dividend for 2003 of €85 million were paid in 2003.

The proposed final dividend for 2003 of €0.30 per share resulted in an aggregate €142 million payment made in April 2004.

86	TPG Annual Report 2004

Back to Contents

Net cash debt financing activities
2004
Movements in long-term liabilities resulted in a cash outflow of €48 million. The acquired long-term liabilities totalling €52 million included €11 million of finance leases, a €5 million increase in local bank loans and €36 million in non-interest bearing liabilities. A total of €100 million in repayments of long-term liabilities related, amongst others, to the repayment of Wilson bank loans (€53 million), scheduled repayments on aircraft leases and other leases (€15 million), other loans (€3 million), €1 million due to foreign currency movement and movements in non-interest-bearing liabilities of €20 million.

Changes in short-term financing for 2004 resulted in a cash outflow of €67 million, compared to an outflow of €219 million in 2003. Short-term financing decreased due to the repayment of short-term debt at our Italian logistics business (€19 million), repayment of loans existing within the Wilson group (€20 million) and various other repayments of loans within our express and mail divisions.

In 2004, non-cash financing activities totalled €11 million and related to additional finance leases.

2003
New long-term liabilities, net of repayments, resulted in a cash outflow of €13 million. The acquired long-term liabilities totalling €70 million included €20 million of finance leases, €20 million increase in local bank loans, and €30 million in non-interest bearing liabilities. A total of €83 million in repayments of long-term liabilities related to scheduled repayments on aircraft leases and other leases (€13 million), a bilateral facility (€13 million), other loans (€19 million), €13 million due to foreign currency movement and movements in non-interest-bearing liabilities of €25 million.

Changes in short-term financing resulted in a cash outflow of €219 million. Short-term financing decreased by €72 million due to the scheduled repayment of State Loans, €119 million due to repayment of local Italian short-term facilities and €28 million of other net repayments.

In 2003, non-cash financing activities totalled €26 million, related to additional finance leases.

LIQUIDITY AND CAPITAL RESOURCES
The group’s capital resources include funds provided by our operating activities and capital raised in the financial markets. As regards the former, the group generates strong cash flows from operating activities (€1,000 million in 2004, €937 million in 2003 and €1,032 million in 2002). As with any global organisation, these operating cash flows are affected by economic and business trends. The majority of our cash flows are derived from our mail division, particularly from operations in the Netherlands. Amongst other factors, the impact of electronic substitution on mail volumes, postal regulations in the Netherlands and the pace of postal liberalisation in Europe continue to affect those cash flows, although it is not possible to predict what the long-term cash flow effects will be.

Although cash requirements for capital expenditure do fluctuate from year to year, depending on the extent of strategic capital projects, they have been well covered by operating cash flows and showed an improving trend for the most recent three financial years. Specifically, the ratio of operating cash flows to net capital expenditure was 3.2 times in 2004, 3.0 times in 2003 and 2.5 times in 2002. This ratio is calculated as follows: net cash provided by operating activities divided by the sum of capital expenditure on other intangible assets, disposals of other intangible assets, capital expenditure on property, plant and equipment and disposals of property, plant and equipment, all as stated in the consolidated cash flow statements. We expect operating cash flows to continue to cover our capital expenditure requirements in the foreseeable future. We believe our working capital is sufficient for our present requirements.

For any acquisitions that exceed the group’s immediate cash resources the group would seek to raise capital in the financial markets by means of bank borrowings and private or publicly traded debt. For very substantial transactions, we would also consider issuing equity in order to protect our credit rating position. Given the strength of our financial position, credit ratings, and bank relationships, we do not foresee an inability to access a wide range of capital markets including equity, public debt, private debt and bank borrowing. We monitor and manage key financial ratios that are consistent with a strong credit rating. There are no aspects of our current capital structure that we believe would trigger a material increase in the cost of our debt or access to capital markets.

We do not have any material undisclosed off-balance sheet financial arrangements.

We have €600 million of undrawn committed credit maturing in 2008 to provide for unforeseen cash requirements. We are negotiating to extend this back-up facility and increase its size to €1 billion. We expect that this new facility will mature in 2012. We also have outstanding €1 billion of 5.125% notes due 2008.

In 2004 we updated the documentation and increased the limit of our Euro commercial paper programme from €500 million to €1 billion. This programme was established by us in 1999 and has not been used in recent years as our expenditures have been funded largely by our operating cash flow and Eurobond.

For details on the interest rates charged on our most important long-term loans as well as the maturity of our long-term loans and commitments see notes 11 and 14 to our consolidated financial statements.

We do not hold or issue financial instruments for trading purposes nor do we allow our subsidiaries to do so. For details on our use of financial derivatives for hedging purposes, see note 14 to our consolidated financial statements.

Cash and net debt
At 31 December 2004, our net debt position was €858 million (2003: €1,073 million). This consisted of €51 million of short-term debt (2003: €69 million) and €1,440 million (2003: €1,474 million) of long-term debt, offset by €633 million of cash and cash equivalents (2003: €470 million).

At 31 December 2004, short-term debt consisted of €8 million of bank loans bearing variable interest rates, €23 million of

TPG Annual Report 2004	87

Back to Contents

Chapter 11	Other financial information on the company

current portion of long-term finance leases and €20 million of numerous other liabilities at fixed and variable rates.

At 31 December 2004, long-term debt consisted of a €1 billion Eurobond with a coupon of 5.125% issued in December 2001, a €186 million 5-year plus one day syndicated facility bearing an interest rate of 3-month Canadian LIBOR plus a margin of 0.325% signed in May 2001, a bilateral loan agreement amounting to €129 million which has been revised from an amortising loan maturing in year 2020 with fixed interest rate of 5.85% into a bullet loan maturing in 2006 with a fixed interest of 2.54%, €86 million of finance lease obligations and €39 million of other long-term liabilities at fixed and variable rates.

At 31 December 2004, our total cash position amounted to €633 million, an increase of €163 million compared to year-end 2003. Included in the €633 million of total cash was €171 million of restricted cash (2003: €167 million) held mainly by consolidated joint ventures and insurance captives. The cash held in consolidated joint ventures is considered to be restricted by virtue of the fact that we require the agreement of our joint venture partners before we are able to access this cash. Our total cash position was primarily denominated in euro.

Credit facilities
At 31 December 2004, committed facilities with domestic and international banks amounted to €786 million, of which €600 million remained undrawn. The undrawn committed facilities consisted of a €600 million revolving, syndicated facility signed in October 2003, which supports our euro commercial paper programme. In addition, at 31 December 2004, we had €474 million of uncommitted facilities, of which €438 million remained undrawn.

At 31 December 2004, our long-term credit ratings are A (stable outlook) by Standard & Poor’s and A1 (stable outlook) by Moody’s. On 11 June 2004 Standard & Poor’s removed the negative watch on our credit rating, which was originally attached on 2 February 2003.

Cash obligations
At 31 December 2004, our gross interest bearing borrowings, including finance lease obligations, totalled €1,491 million (2003: €1,543 million), of which 84% (2003: 82%) was at fixed rates of interest and €1,440 million (2003: €1,474 million) represented long-term debt. We had operating lease commitments of €1,675 million (2003: €1,679 million) and guarantees outstanding to third parties totalling €350 million (2003: €263 million).

The following tables show the maturity of these amounts:

	Amounts of payments due by period

	TOTAL OBLIGATIONS	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	AFTER 5 YEARS

Total gross borrowings, excluding leases	1,391	37	331	1,006	17
Financial leases	100	14	29	26	31
Rent and operating lease commitments	1,675	393	587	337	358

Total contractual cash obligations	3,166	444	947	1,369	406

(in € millions)

GUARANTEES

Total financial guarantees at 31 December 2004 were €350 million (2003: €263 million) of which €164 million (2003: €94 million) amounted to corporate guarantees. Furthermore, banks and other financial institutions have issued guarantees to cover obligations of group companies up to an amount of €127 million (2003: €90 million). These guarantees were issued in connection with our obligations under lease contracts, customs duty deferment and local credit lines. The obligations under the guarantees issued by banks and other financial institutions have been secured by our company or by our subsidiaries. The amount covered hereby is not included in the amount stated above for corporate guarantees.

	Amounts of commitment expiration by period

	TOTAL COMMITMENTS	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	AFTER 5 YEARS

Guarantees	350	65	92	18	175

(in € millions)

88	TPG Annual Report 2004

Back to Contents

CONTINGENCIES
Our total operating lease commitments at the end of the year were €1,675 million (2003: €1,679 million), of which real estate accounted for €1,459 million (2003: €1,436 million), transport equipment for €165 million (2003: €199 million) and computer equipment and other equipment for €51 million (2003: €44 million).

The total commitments as at 31 December 2004 relating to capital expenditure were €33 million (2003: €58 million).

At 31 December 2004 we had unconditional purchase commitments of €84 million (2003: €100 million), which were primarily related to various service and maintenance contracts. Furthermore, at 31 December 2004, we had an unconditional commitment to repurchase 13.1 million ordinary shares for the State of the Netherlands. These shares were delivered on 5 January 2005, for which a total purchase price was paid amounting to €259 million. See note 26 to our consolidated financial statements.

A review of our tax position of certain of our subsidiaries relating to prior years has identified a limited number of items where our interpretation of relevant tax laws and regulations may be open to challenge. If these items were successfully challenged, it could result in a total liability between 0 and €400 million. Following a detailed review of the issues involved and legal advice from outside tax counsel, we currently believe that we have no liability in this regard.

In February and March 2004, our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK Inland Revenue and to our external auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The investigations conducted by our audit committee, with the assistance of independent legal counsel, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers.

In August 2004, we submitted a report to the UK Inland Revenue in relation to these UK tax issues pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK Inland Revenue. We will be providing an addendum to our original report with additional information, and are continuing discussions with the UK Inland Revenue in connection with their related comprehensive investigation. The outcome of the UK Inland Revenue’s investigation is not certain, and we do not expect these matters with the UK Inland Revenue will be resolved before 2006.

The UK Inland Revenue could assess further taxes, penalties and interest that would exceed the amounts we have accrued in our financial statements.

For a further description of these contingencies see note 14 to our consolidated financial statements.

CAPITAL EXPENDITURES PROJECTION FOR 2005
The total projected 2005 capital expenditures on property, plant and equipment and other intangible assets for our divisions is estimated to be €583 million, which is expected to be spent on similar types of property, plant and equipment and other intangible assets as in 2004. We believe that the net cash provided by our operating activities will be sufficient to fund these expenditures.

RELATED PARTY TRANSACTIONS AND BALANCES
Our group companies have trading relationships with a number of our partially consolidated joint ventures as well as with unconsolidated companies in which we only hold minority stakes. In some cases there are contractual arrangements in place under which our group companies source supplies from us. During 2004, sales made by our group companies to our joint ventures amounted to €125 million, compared to €136 million in 2003. Purchases from our joint ventures for 2004 amounted to €24 million, compared to €24 million in 2003. The net amounts due from joint venture entities as at 31 December 2004 totalled €49 million, compared to €35 million in 2003.

Loans receivable from affiliated companies are disclosed in notes 3 and 5 to our consolidated financial statements. As of 31 December 2004, no material amounts were payable by TPG to affiliated companies. We believe that all transactions with joint ventures and affiliated companies are conducted in the ordinary course of business and under normal arm’s length commercial terms and conditions.

For further disclosure of the related party transactions and balances we refer to below and note 27 to our consolidated financial statements. For information on our relationship with the State of the Netherlands please see chapter 14 – “Additional information” and note 26 to our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our reported financial condition and results of operations are sensitive to accounting policies, assumptions and estimates that underlie the preparation of our financial statements. The profile of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered, together with reviewing our financial statements and the discussion in this item.

The four critical accounting policies that we believe are either the most judgmental, or involve the selection or application of alternative accounting policies, and are material to our financial statements, are those relating to business combinations and impairment of intangible assets and goodwill, accounting for pensions, income taxes and restructuring costs. We also have to estimate the deferred revenues from stamps sold but not yet used by our customers. We have discussed the development and selection of these critical accounting policies and estimates with our independent auditors. In addition, our financial statements contain a summary of our significant accounting policies.

TPG Annual Report 2004	89

Back to Contents

Chapter 11	Other financial information on the company

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

Under both Dutch and US GAAP, all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. Under US GAAP, we have identified certain intangible assets that were not separately identified under Dutch GAAP.

Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill.

For Dutch GAAP, goodwill is amortised on a straight-line basis over its estimated useful life. For US GAAP, goodwill is no longer amortised but reviewed for possible impairment.

In the event that the useful life of goodwill that we amortise is determined to be less than management’s original estimate, we will be subject to an increased amortisation charge our statement of income. If this were to happen with respect to our goodwill amortised over a 40-year period, this would result in an increase from the current annual charge of €31 million to the following:

	Revised expected useful life

	5 YEARS	10 YEARS	20 YEARS

Revised annual amortisation charge	203	102	51

(in € millions)

The above sensitivity analysis has been provided only for goodwill amortised over 40 years because a revision of the useful life of this particular goodwill would have the most significant impact on our financial statements. As this amortisation charge is not tax deductible, the above additional charges would impact net income directly. Charges associated with goodwill amortised over a period of up to 20 years would be similarly affected by determinations about the estimate of its useful life.

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

Judgement is required to determine whether there has been a change in circumstances such that goodwill may be impaired. If we do not identify changes in circumstances on a timely basis, the timing or amount of impairment losses, may be impacted. The level we identify for impairment testing and the criteria we use to determine which groups should be aggregated also require judgement. Higher or lower testing level could affect whether an impairment is recorded, and the amount of the impairment loss. Changes in our business activities or structure may result in changes to the level of testing in future periods. Additionally, the level of testing for Dutch GAAP can be lower than the level of testing for US GAAP, which adds another layer of complexity.

To determine whether goodwill is impaired, we use valuation techniques that involve estimating cash flows for future periods and discounting these cash flows to determine fair values. We have to make estimates regarding expected revenues and costs as well as capital expenditures. Due to the inherent nature of estimates, our actual experienced revenues, costs and capital expenditures in the past have varied, in some cases materially, from our expectations. The use of different assumptions for our cash flow estimates could affect the amount of any impairment losses recognised. We also use significant judgement to determine the discount rate.

Under US GAAP, there is a two-step impairment test. In the first step, we are required to make estimates regarding the fair values of assets and liabilities, including unrecorded intangible assets in determining whether a goodwill impairment exists. The second test, compares this fair value with the carrying amount of the reporting unit’s goodwill in determining the amount of the impairment charge. We use valuation techniques to determine some of the fair values, which involve the same judgements mentioned above regarding cash flows and discount rates.

90	TPG Annual Report 2004

Back to Contents

Under both Dutch and US GAAP, we review our tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a “triggering event”). The review for recoverability requires us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. The determination of whether a triggering event has occurred as well as the development of the assumptions used to estimate future cash flows and determine fair value, requires the use of judgement, as mentioned above.

Accounting for Pensions

We operate a number of pension plans around the world. Most of our non-Dutch pension plans are defined contribution plans. For our non-Dutch employees we also operate a limited number of defined benefit plans. The liabilities for these employees are separately covered by private insurers and foreign pension funds.

Two retirement plans are applicable to most Dutch employees. These two plans are the most significant pension plans of TPG: a pension plan and a conditional early retirement arrangement.

As required by Dutch law the plan is carried out by a separate legal entity and is managed by an independent board that falls under the supervision of the Nederlandsche Bank (DNB) into which the Independent Supervisory Authority for Pensions and Insurance has merged.

The pension fund runs an actively managed investment portfolio. The pension funds uses asset and liability management studies that generate future scenarios to determine its optimal asset mix. During 2004, the dynamic weight of equity investments increased to 44.9%, the dynamic weight of fixed interest investments decreased to 46.5%, and the weight of real estate investments (including international) went down to 8.6%.

	Actual asset mix at 31 December 2004	Actual asset mix at 31 December 2003

Equities	44.9%	43.6%
Fixed interest	46.5%	46.9%
Real estate	8.6%	9.4%
Cash		0.1%

Total	100.0%	100.0%

The assets of our major plan cover approximately 93% of our total pension assets and the liabilities described in the section above cover approximately 95% of our total pension liabilities. The return on plan assets totalled 8.8% in 2004 (2003: 9.1%).

Historical returns

	2004	10-year average	12-year average

Equities	10.6%	10.5%	10.8%
Fixed interest	7.7%	8.0%	7.8%
Real estate	6.8%	9.8%	10.0%

Pension developments
Various changes will be made to pension laws in the Netherlands in the coming years. They include a new Pensions Act, a modified regime for annuities, alterations to state incapacity benefits and introduction of a financial means test. The Board of Trustees of the pension fund will amend the pension regulations accordingly, as and when necessary.

The future of the Dutch transitional plan is currently under discussion due to a change in the Dutch tax regime. The current tax benefits for this plan might be abolished as from 1 January 2006. Starting 2006 a charge of 26% could be applicable on premiums paid by the employer. As from 2011 this charge would be 52%.

Pension cost
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

In 2004, our net periodic pension cost was €128 million (€43 million in 2003). This included termination benefit costs of €57 million and a pro rata part of the unrecognised settlement losses of €30 million.

Total cash contributions in 2004 amounted to €437 million (€264 million in 2003) and are expected to amount approximate €296 million in 2005. Cash contributions to various pension funds, the majority of which were for our Dutch employees who fall under our collective labour agreement, totalled €200 million. Of these payments €91 million was contributed as prescribed by the minimum funding requirements of the DNB. Our cash payments for pensions, which fall under the transitional plan of our Dutch collective labour agreement and are directly paid by TPG (see note 9 to our consolidated financial statements), amounted to €95 million. The remaining cash contribution of €142 million related to the Personal Seniors Arrangement.

Our accumulated benefit obligation in connection with our pension plans exceeds the fair value of the plan assets as per 31 December 2004. As a result, SFAS 87 requires us to account for an additional minimum liability amounting to €654 million. The reason for the increase in the accumulated benefit obligation compared to plan assets is mainly caused by the fact that the interest rate decreased from 5.5% in 2003 to 4.75% in 2004 (impact approximately €560 million) and an adjustment in estimated employee turnover within the mail division (impact approximately €260 million). Under SFAS 87, this increase can not be offset by the increase in our plan assets in 2004.

Full application of SFAS 87 requires us to recognise an additional minimum liability representing a net loss that under SFAS 87 is not yet to be recognised as net periodic pension cost, but to be reported as a separate component (that is a reduction) of equity.

TPG Annual Report 2004	91

Back to Contents

Chapter 11	Other financial information on the company

We have deducted an amount of €454 million from our equity (net of tax). The accrued pension costs have increased with the minimum liability of €654 million and we accounted for a deferred tax asset amounting to €200 million. No intangible assets have been recognised. Please note that after the conversion to IFRS (effectively as from 1 January 2004) this direct equity movement no longer exists since the minimum liability is no requirement under IAS 19.

The table below shows the sensitivity of the net periodic pension cost to deviations in assumptions.

Changes in assumptions

	%-CHANGE IN ASSUMPTIONS	CHANGE IN NET PERIODIC COSTS[1]

Net periodic pension costs		(41)
Discount rate	+ 0.5%	19
Expected return on assets	+0.5%	17
Rate of compensation increase	+0.5%	(16)
Rate of benefit increase	+0.5%	(48)

Net periodic pension costs		(41)
Discount rate	(0.5)%	(46)
Expected return on assets	(0.5)%	(17)
Rate of compensation increase	(0.5)%	15
Rate of benefit increase	(0.5)%	26

(in € millions, except percentages)
1. Excluding one-off termination benefit costs and settlement losses in 2004.

For further discussion see note 9 to our consolidated financial statements.

INCOME TAXES
We currently have significant deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, which will reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realised. We assess the likelihood that our deferred tax assets will be realised from future taxable income, and, to the extent we believe that recovery is not likely, we establish a valuation allowance. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. However, adjustments could be required in the future if we determine that the amount to be realised is less or greater than the amount we have recorded. Such adjustments, if any, may have a material impact on our results of operations.

In valuing our deferred tax assets, we provided valuation allowances on future tax benefits of €162 million, €138 million, and €145 million at the end of 2004, 2003, and 2002, respectively.

For further discussion of income taxes see note 21 to our consolidated financial statements.

RESTRUCTURING
We periodically record restructuring charges resulting from restructuring operations, including consolidations and/or relocations of operations, changes in our strategic plan, or managerial responses to declines in demand, increasing costs or other market factors. Restructuring provisions reflect many estimates, including those pertaining to separation costs, consolidation of excess facilities, contract settlements and tangible asset impairments. Actual experience has been and may continue to be different from these estimates. As of 31 December 2004 and 2003, restructuring provisions were €33 million and €42 million, respectively.

For a further discussion see note 10 to our consolidated financial statements.

Reconciliation of Dutch GAAP to US GAAP

Our financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). In the case that our Dutch GAAP accounting policies do not correspond with the required US GAAP accounting treatment, and this is estimated to have a significant effect on our consolidated net income and shareholders’ equity, we have highlighted these differences in the reconciliation of our Dutch GAAP net income and shareholders’ equity to those under US GAAP, as presented in note 29 to our financial statements.

Net income determined in accordance with US GAAP was €714 million in 2004 (2003: €332 million and 2002: €717 million), which was €47 million higher than net income determined in accordance with Dutch GAAP (2003: €32 million higher and 2002: €118 million lower). In 2004 the effect of not amortising goodwill under US GAAP (€146 million) was largely offset by the unwinding of an insurance contract in the mail division

92	TPG Annual Report 2004

Back to Contents

with a remaining balance of €130 million at the moment of the termination of the contract. In addition, US GAAP net income was impacted in 2004 by amortisation of other long-lived intangible assets, the realisation of gains on real estate sales (recognised under Dutch GAAP in prior years) and a positive tax effect on the reconciling items.

Our shareholders’ equity determined in accordance with US GAAP was €2,622 million at 31 December 2004 (€3,146 million at 31 December 2003), which was €143 million lower (€177 million higher at 31 December 2003) than shareholders’ equity determined in accordance with Dutch GAAP. The lower equity under US GAAP was mainly caused by a direct equity movement that only impact our figures under US GAAP: our repurchase of shares (€259 million), the tranche of 5 January 2005, which qualifies under US GAAP as financial liability rather than equity.

The following table indicates our 2004 operating income determined in accordance with Dutch GAAP, compared to that determined in accordance with US GAAP:

Operating income

	Year ended at 31 December

	DUTCH GAAP			US GAAP

	2004		%	2004		%
						OF TOTAL
	US$	€	OF TOTAL	US$	€

Mail	1,127	833	70.9	1,011	747	62.8
Express	436	322	27.4	506	374	31.4
Logistics	122	90	7.7	192	142	11.9
Non-allocated	(96)	(71)	(6.0)	(99)	(73)	(6.1)

Total	1,589	1,174	100.0	1,611	1,190	100.0

(in € millions, except percentages)

In 2004 the Dutch GAAP operating income in the mail division was higher than under US GAAP. This was caused by the fact that the reversal of the goodwill amortisation was more than offset by the unwinding of an insurance contract. The agreement with an insurance company related to settling future wage guarantees that was entered into in 2001 was terminated in December 2004 following an unfavourable court decision with regard to the timing of the deductibility of the consideration for tax purposes.

As per 23 December 2004 there is no reconciling item anymore. Within express and logistics the difference between Dutch

GAAP and US GAAP operating income was primarily the result of reversing Dutch GAAP goodwill amortisation, amortisation of other long-lived intangible assets recognised under US GAAP, revaluing our financial derivatives for US GAAP purposes and expensing long-term contract incentives that are considered prepaid expenses under Dutch GAAP.

The following table indicates our 2003 operating income determined in accordance with Dutch GAAP, compared to that determined in accordance with US GAAP:

Operating income

	Year ended at 31 December

	DUTCH GAAP		US GAAP

	2003	% OF TOTAL	2003	% OF TOTAL

Mail	766	99.9	800	108.5
Express	223	29.1	277	37.5
Logistics	(203)	(26.5)	(320)	(43.4)
Non-allocated	(19)	(2.5)	(19)	(2.6)

Total	767	100.0	738	100.0

(in € millions, except percentages)

The difference in 2003 between Dutch GAAP and US GAAP operating income on a divisional basis was primarily the result of reversing Dutch GAAP goodwill amortisation and impairments and recognising US GAAP goodwill impairments, revaluing our financial derivatives for US GAAP purposes, adjusting for timing differences related to settling future wage guarantees, deferring gains on certain real estate sales and expensing long-term contract incentives that are considered prepaid expenses under Dutch GAAP.

TPG Annual Report 2004	93

Back to Contents

Chapter 11	Other financial information on the company

The following table indicates our 2002 operating income determined in accordance with Dutch GAAP, compared to that determined in accordance with US GAAP:

Operating income

	Year ended at 31 December

	DUTCH GAAP		US GAAP

	2002	% OF TOTAL	2002	% OF TOTAL

Mail	774	73.2	760	65.6
Express [1]	192	18.1	246	21.2
Logistics [1]	87	8.2	148	12.8
Non-allocated	5	0.5	5	0.4

Total	1,058	100.0	1,159	100.0

(in € millions, except percentages)
1.	Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

The difference in 2002 between Dutch GAAP and US GAAP operating income on a divisional basis was primarily the result of reversing goodwill amortisation, revaluing our financial derivatives for US GAAP purposes, adjusting for timing differences related to settling future wage guarantees, deferring gains on certain real estate sales and expensing long-term contract incentives that are considered prepaid expenses under Dutch GAAP.

Transition to International Financial Reporting Standards
Most of the changes in Dutch guidelines for Annual Reporting relate to the further alignment between Dutch GAAP and IFRS.

TPG currently prepares its financial statements under Dutch GAAP. As from 2005 onwards we have to report our consolidated financial information in accordance with International Financial Reporting Standards (IFRS). This change applies to all financial reporting for accounting periods beginning on or after 1 January 2005 and, consequently, our first IFRS results will be our interim results for Q1 2005. The financial statements for the year ending 31 December 2005 will include comparative amounts that have been restated for 2004 to comply with IFRS standards that will be in force at the end of 2005.

We expect to have a pro forma IFRS restated 2004 balance sheet and profit and loss account presented on 27 April 2005, before our Q1 2005 results.

During 2004 we have further investigated the key differences between Dutch GAAP and IFRS and have revised our accounting manual to be able to consistently apply IFRS within the group. We also finalised the review of our reporting routines and internal control processes in order to be able to compile the data required for IFRS based reporting. The main changes in our accounting policies affecting our accounting principles relating to the determination of our equity and our results relate to Goodwill Amortisation (IFRS 3), Employee Benefits (IAS 19) and Share Based Payment (IFRS 2). IAS relating to financial instruments will only be applied as per 1 January 2005.

Recent US GAAP Accounting Pronouncements
In December 2004, the FASB issued a revised version of SFAS 123 (Share based payments). This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement applies to all awards granted after 15 June 2005 and has therefore no impact on the 2004 Financial Statements.

In December 2003, the FASB issued a revised FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 must be adopted no later than the end of the first interim or annual reporting period ending after 15 March 2004. The adoption of this standard has no material impact on our financial statements.

In December 2003, the FASB issued a revised version of SFAS 132. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement only retains the disclosure requirements contained in FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Since the other post retirement plans and our pension plans are incorporated in one pension plan it can’t be separated and therefore this requirement is not applicable for TPG.

94	TPG Annual Report 2004

Back to Contents

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

FOREIGN CURRENCY RISK
We operate on an international basis generating revenues and expenses in a large number of currencies, resulting in exposures due to the risk of changes in foreign currency exchange rates relative to the euro, our functional and reporting currency. Our treasury department matches and manages the intra group and certain external financial exposures. In order to reduce the exposures, hedges are applied to our netted positions per currency.

Hedging of foreign currency cash flows includes transactional hedging of firm commitments and anticipated cash flows. We use an internal clearing system to allocate the group operational expenses and management charges to our companies. The balances arising from the clearing system are included in the intercompany account balance with our companies. Additionally, this account is used to provide cash management and internal funding. The net exposures on these accounts, predominantly denominated in the local currency of each of our companies are hedged.

The main currencies of our external hedges are the Australian dollar, British pound and United States dollar.

Significant acquisitions are usually funded in the currency of the underlying assets.

On 5 December 2001, we entered into a USD-EUR cross currency interest rate swap that provided a USD 435 million short position to hedge an inter-company loan of USD 256 million and US dollar net investments for the remainder. On 13 December 2004 this transaction was replaced by a USD 256 million USD-EUR floating/floating interest rate swap as a hedge on an inter-company loan. The market value of this instrument at 31 December 2004 was €5 million. On the portion accounted for as a net investment hedge, hedge effectiveness was tested on a quarterly basis and was fully effective. Realised gains on the net investment hedge have been recorded in the cumulative translation adjustment account within equity.

Apart from currency contracts described in this section and the next section, no other foreign exchange related instruments were outstanding as of 31 December 2004.

As of 31 December 2004 and 2003, the net fair values of our foreign currency hedging instruments were approximately €15 million and €141 million, respectively. The potential loss in fair value for these instruments from an adverse 10% change in quoted foreign currency exchange rates would have been approximately €69 million and €87 million for 2004 and 2003, respectively. At 31 December 2004, a hypothetical uniform 10% strengthening in the value of the euro relative to the currencies in which our transactions were denominated would have resulted, net of hedging settlements, in a decrease in external revenues of approximately €396 million for the year ending 31 December 2004. The comparable amount in the prior year was €367 million. This calculation assumes that each exchange rate would change in the same direction relative to the euro.

INTEREST RATE RISK
We incur debt to support business operations, including capital expenditures and working capital requirements. We may use instruments such as interest rate swaps and forward rate agreements to alter the interest rate profile of this debt.

In December 2004, we unwound USD 200 million of outstanding interest rate swaps on which we were receiving fixed interest and paying floating interest and also unwound a USD 435 million cross currency fixed/fixed interest rate swap which created a short position against the euro and that was hedging USD assets. This resulted in a net profit of €11 million accounted for as interest and similar income.

In December 2004, we entered into €300 million of interest rate swaps whereby we receive fixed interest and pay floating interest. These interest rate swaps act as a hedge against the fair value interest rate risk of our 5.125% December 2008 Eurobond. The market value of these instruments amounted to negative €1 million as of 31 December 2004.

Our debt instruments, including debt associated with capital leases that bear interest at fixed rates of interest are exposed to fluctuations in fair value resulting from changes in market interest rates. The potential decrease in fair value resulting from a hypothetical 10% shift in interest rates would have been approximately €11 million and €20 million for 2004 and 2003, respectively.

This analysis assumes a parallel shift in each currency’s yield curve of interest rates.

See notes 11, 12 and 13 to our consolidated financial statements for more information about our outstanding debt.

TPG Annual Report 2004	95

Back to Contents

Chapter 11	Other financial information on the company

COMMODITY RISK
We lease and own a fleet of vehicles and aircraft to facilitate domestic and international delivery of post, parcel and logistics activities. We are exposed to the risk of an increase in the prices of refined fuels, principally jet and diesel gasoline, that are used in the transportation of the goods we carry. We may enter into derivative financial instruments to hedge our expected consumption.

Although we are of the opinion that increases in price risks should be able to be passed on to our customers, we may use a combination of options, swaps and futures contracts to provide some protection against rising fuel and energy prices.

At 31 December 2004, we had no outstanding fuel contracts but may enter into such contracts in the future.

CREDIT RISK
Credit risk represents the loss that we would incur if counterparties with whom we enter into operational and financial transactions were unable to fulfil the terms of the agreements. We attempt to minimise our risk exposures on financial transactions discussed above by limiting our counterparties to (large) banks and financial institutions that meet established credit guidelines and by limiting our exposure to any counterparty. We continually monitor the credit standing of operational and financial counterparties and re-assess such exposures.

96	TPG Annual Report 2004

Back to Contents

12

Financial statements

Landmark tree, Sydney

TPG Annual Report 2004	97

Back to Contents

Chapter 12	Financial statements and other information

Index to financial statements of TPG N.V.

•	Report of Independent Registered Public Accounting Firm	99

•	Consolidated balance sheets	100

•	Consolidated statements of income	102

•	Consolidated cash flow statements	103

•	Consolidated statements of changes in shareholders’ equity	104

•	Notes to the consolidated financial statements	105

•	Accounting principles for consolidation, valuation, determination of results and cash flows	105

•	Notes to the consolidated balance sheets	109

•	Notes to the consolidated statements of income	124

•	Notes to the consolidated cash flow statements	140

•	Additional notes	143

•	TPG N.V. corporate balance sheets	155

•	TPG N.V. corporate statements of income	156

•	Notes to the corporate balance sheets and statements of income	156

•	Other information	161

98	TPG Annual Report 2004

Back to Contents

To the General Meeting of Shareholders of
TPG N.V.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of TPG N.V. and its subsidiaries as of 31 December 2004 and 2003 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended 31 December 2004, as set out on pages 100 - 160. These consolidated financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TPG N.V. and its subsidiaries at 31 December 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2004, in conformity with accounting principles generally accepted in the Netherlands.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 29 to the consolidated financial statements.

Amsterdam, 25 February 2005
PricewaterhouseCoopers Accountants N.V.

TPG Annual Report 2004	99

Back to Contents

Chapter 12	Financial statements and other information

Consolidated balance sheets

Before proposed appropriation of net income

		At 31 December

		2004	%	2003
			VARIANCE

	Fixed assets
1	Intangible assets
	Goodwill	2,375		2,309
	Other intangible assets	128		112

		2,503	3.4	2,421
2	Property, plant and equipment
	Land and buildings	960		981
	Plant and equipment	464		469
	Other property, plant and equipment	453		485
	Construction in progress	47		74

		1,924	(4.2)	2,009
3	Financial fixed assets
	Investments in affiliated companies	82		79
	Loans receivable from affiliated companies	2		2
	Other loans receivable	21		158
	Prepayments and accrued income	551		388

		656	4.6	627

	Total fixed assets	5,083	0.5	5,057

	Current assets
4	Inventory	46		49
5	Accounts receivable	2,129		1,977
6	Prepayments and accrued income	391		362
7	Cash and cash equivalents	633		470

	Total current assets	3,199	11.9	2,858

	Total assets	8,282	4.6	7,915

(in €millions, except percentage)
•	The figures # in the line items of these financial statements refer to the notes to the financial statements.
•	The accompanying notes form an integral part of the financial statements.

100	TPG Annual Report 2004

Back to Contents

		At 31 December

		2004	%	2003
			VARIANCE

8	Group equity
	Capital and reserves	3,219		2,969
	Minimum pension liability	(454)

	Shareholders’ equity	2,765	(6.9)	2,969
	Minority interests	19		17

	Total group equity	2,784	(6.8)	2,986

	Provisions
21	Deferred tax liabilities	218		143
9	Provisions for pension liabilities	870		521
10	Other provisions	149		153

	Total provisions	1,237	51.4	817

	Long-term liabilities
11	Long term debt	1,440		1,474
11	Accrued liabilities	206		187

	Total long-term liabilities	1,646	(0.9)	1,661

	Current liabilities
	Trade accounts payable	670		687
12	Other current liabilities	637		540
13	Accrued current liabilities	1,308		1,224

	Total current liabilities	2,615	6.7	2,451

	Total liabilities and group equity	8,282	4.6	7,915

(in €millions, except percentage)
•	The figures #in the line items of these financial statements refer to the notes to the financial statements.
•	The accompanying notes form an integral part of the financial statements.

TPG Annual Report 2004	101

Back to Contents

Chapter 12	Financial statements and other information

Consolidated statements of income

		2004	%	2003	%	2002
			VARIANCE		VARIANCE

15	Net sales	12,585		11,785		11,662
16	Other operating revenues	50		81		120

	Total operating revenues	12,635	6.5	11,866	0.7	11,782

	Cost of materials	(600)		(546)		(554)
	Work contracted out and other external expenses	(5,262)		(4,920)		(4,810)
17	Salaries and social security contributions	(4,305)		(4,163)		(4,027)
18	Depreciation, amortisation and impairments	(533)		(711)		(490)
19	Other operating expenses	(761)		(759)		(843)

	Total operating expenses	(11,461)	(3.3)	(11,099)	(3.5)	(10,724)

	Operating income	1,174	53.1	767	(27.5)	1,058

20	Interest and similar income	37		18		20
20	Interest and similar expenses	(114)		(110)		(128)
	Net financial (expense) / income	(77)	16.3	(92)	14.8	(108)

	Income before income taxes	1,097	62.5	675	(28.9)	950

21	Income taxes	(428)		(368)		(341)
	Results from investments in affiliated companies	(3)		(6)		(5)

	Net income before minority interests	666	121.3	301	(50.2)	604

	Minority interests	1		(1)		(5)

	Net income	667	122.3	300	(49.9)	599

17	Net income per ordinary share (in € cents)[1]	140.9		63.1		126.1
17	Net income per diluted ordinary share (in € cents)[2]	140.7		63.1		126.1

(in € millions, except percentage)
1.	In 2004 based on an average of 473,387,568 of ordinary shares / ADRs (2003: 475,078,945; 2002: 475,021,075)
2.	In 2004 based on an average of 473,980,149 of diluted ordinary shares / ADRs (2003: 475,356,130; 2002: 475,022,482)

•	The figures # in the line items of these financial statements refer to the notes to the financial statements.
•	The accompany notes form an integral part of the financial statements.

102	TPG Annual Report 2004

Back to Contents

Consolidated cash flow statements
Before proposed appropriation of net income

		At 31 December

		2004	%	2003	%	2002
			VARIANCE		VARIANCE

	Net income	667		300		599
	Depreciation, amortisation and impairments	533		711		490
	Changes in provisions:
	Deferred tax liabilities	82		180		(16)
	Provisions for pension liabilities	(309)		(221)		(111)
	Other provisions	(3)		(7)		(14)
	Changes in working capital:
	Inventory	3		6		(1)
	Accounts receivable	(65)		(37)		136
	Other current assets	(11)		(10)		(74)
	Current liabilities (excluding short-term financing)	103		15		23

22	Net cash provided by operating activities	1,000	6.7	937	(9.2)	1,032

	Acquisition of group companies	(217)		(59)		(128)
	Disposal of group companies	(1)		6		4
	Acquisition of affiliated companies	(11)		(16)		(11)
	Disposal of affiliated companies	1		2		10
	Capital expenditure on intangible assets	(67)		(67)		(74)
	Disposals of intangible assets	15		6		10
	Capital expenditure of property, plant and equipment	(290)		(287)		(398)
	Disposals of property, plant and equipment	32		40		53
	Changes in other financial fixed assets	194		(2)		12
	Changes in minority interests	6		4		4

23	Net cash used in investing activities	(338)	9.4	(373)	28.0	(518)

	Changes in shareholders’ equity:
	Dividends paid	(237)		(204)		(185)
	Other changes in shareholders’ equity	(148)				1
	Long-term liabilities acquired	52		70		63
	Long-term liabilities repaid	(100)		(83)		(67)
	Changes in short-term bank debt	(67)		(219)		(410)

24	Net cash used by financing activities	(500)	(14.7)	(436)	27.1	(598)
	Changes in cash and cash equivalents	162	26.6	128	252.4	(84)

	Cash and cash equivalents at beginning of financial year	470		357		451
	Exchange rate differences on cash items	(5)		(14)		(18)
	Cash and cash equivalents from acquisitions and disposals	6		(1)		8
	Changes in cash and cash equivalents	162		128		(84)

	Cash and cash equivalents at end of financial year	633	34.7	470	31.7	357

(in €millions, except percentage)
•	Certain items in the consolidated cash flow statements have been adjusted for non- cash movements (principally assets acquired under finance leases, foreign exchange effects and newly consolidated and deconsolidated entities) and as a result do not correspond to the differences between the balance sheet amounts for the respective items.
•	The accompanying notes form an integral part of the financial statements.
•	The figures # in the line items of these financial statements refer to the notes to the financial statements.

TPG Annual Report 2004	103

Back to Contents

Chapter 12	Financial statements and other information

Consolidated statements of changes in shareholders’
equity from 31 December 2001 to 31 December 2004

	Issued shared capital	Additional paid-in capital	Cumulative translation reserve	Other reserves	Un-appropriated net income	Capital and reserves	Minimum liability	Total

Balance at 31 December 2001	230	1,421	(8)	439	518	2,600		2,600
Net income					599	599		599

Foreign exchange effects			(54)			(54)		(54)
Other				1		1		1

Total recognised income / expense for the period			(54)	1	599	546		546
Final dividend previous year					(114)	(114)		(114)
Appropriation of net income				404	(404)
Interim dividend current year					(71)	(71)		(71)

Total direct changes in equity				404	(589)	(185)		(185)

Balance at 31 December 2002	230	1,421	(62)	844	528	2,961		2,961
Net income					300	300		300

Foreign exchange effects			(68)			(68)		(68)
Other				(20)		(20)		(20)

Total recognised income / expense for the period			(68)	(20)	300	212		212
Final dividend previous year					(119)	(119)		(119)
Appropriation of net income				409	(409)
Interim dividend current year					(85)	(85)		(85)
Total direct changes in equity				409	(613)	(204)		(204)

Balance at 31 December 2003	230	1,421	(130)	1,233	215	2,969		2,969
Net income					667	667		667
Foreign exchange effects			(38)	9		(29)		(29)

Other				(3)		(3)		(3)

Total recognised income / expense for the period			(38)	6	667	635		635
Final dividend previous year					(142)	(142)		(142)
Appropriation of net income				73	(73)
Interim dividend current year					(95)	(95)		(95)
Repurchase of shares				(151)		(151)		(151)
Minimum pension liabilities							(454)	(454)
Other				3		3		3

Total direct changes in equity				(75)	(310)	(385)	(454)	(839)

Balance at 31 December 2004	230	1,421	(168)	1,164	572	3,219	(454)	2,765

(in € millions)
•	The accompanying notes form an integral part of the financial statements.
•	Per 1 January 2003 dividends proposed, but not yet declared are presented as a component of equity instead of as a liability.

104	TPG Annual Report 2004

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

CHANGES IN ACCOUNTING POLICIES
Starting from the financial year 2003 dividend payable amounts have been reclassified from “Other current liabilities” to “Shareholders’ equity”, (2002: 119; 2001: 114), in accordance with RJ160 of “Guidelines for Annual Reporting in the Netherlands”.

CONSOLIDATION PRINCIPLES
Group companies, which are companies that form an organisational and economic entity with our company and in which we have a controlling interest, are fully consolidated. The minority participating interests in group equity and in net income are disclosed separately. Companies are consolidated from the date the Group has control over the company and divested companies are included in the consolidated financial statements up to the date the Group ceases to have control over the company.

These accounting principles apply to the balance sheets and the statements of income and to the group companies included in the consolidation. All significant intercompany balances and transactions have been eliminated on consolidation.

The Group’s share in the results of an affiliated company is computed on the basis of TPG’s equity portion in that particular affiliated company.

In the consolidated balance sheet, shares in affiliated companies are reported separately under financial fixed assets. The book value of the shareholdings changes to reflect TPG’s share in net income of the respective companies, reduced by dividends received. If the Group’s share of any accumulated losses exceeds the acquisition value of the shares in the company, the book value is reduced to zero and the reporting of losses ceases, unless the Group is bound by guarantees or other undertakings in relation to the affiliated company.

Joint ventures are defined as companies in which TPG, jointly with another partner through agreement, has a joint decisive influence over operations. Joint ventures are reported in accordance with the proportional consolidation method. In applying the proportional consolidation method, the Group’s percentage share of the balance sheet and statement of income items are included in the consolidated financial statements of TPG N.V.

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

Exchange rate differences are included in the statements of income under interest and similar income or interest and similar expenses.

Assets and liabilities of foreign companies with functional currencies other than euro have been translated into euro at the rate of exchange at the balance sheet date. The resulting exchange rate differences are added to or charged against the cumulative translation reserve, which forms part of equity. The exchange result on loans or other financial instruments used to hedge the company’s exposure with respect to its net investment in foreign companies denominated in foreign currencies is also added to or charged against the cumulative translation reserves. Revenues and expenses of foreign companies with functional currencies other than euro have been translated at the average rate for the year. Exchange differences arising on foreign currency liabilities in entities whose functional currency is the euro are added to or charged against cumulative translation reserve where the liability has the nature of a permanent investment.

Goodwill, other intangible assets, property, plant and equipment and inventory (non-monetary assets) of direct foreign activities are translated at historical exchange rates. Accounts receivable,

TPG Annual Report 2004	105

Back to Contents

Chapter 12	Financial statements and other information

liabilities, cash and cash equivalents (monetary assets and liabilities) of direct foreign activities are translated at the rate of exchange at the balance sheet date. The resulting exchange rate difference from these translations is included in the statements of income under interest and similar income or under interest and similar expenses.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period as well as other information disclosed. Actual results could differ from those estimates.

Accounting policies relating to the valuation of assets and liabilities

GOODWILL
Acquired participating interests are stated at net asset value at the acquisition date, determined in accordance with TPG N.V.’s accounting policies. In determining the net asset value, adjustments to fair value are taken into account, net of deferred taxation.

Goodwill represents the excess of the consideration paid over the fair value of the acquired net assets. Goodwill arising from acquisitions is valued at historical cost less amortisation or at the recoverable amount whenever an impairment took place. Amortisation expense is calculated using the straight-line method over the estimated useful life of up to 20 years, unless a longer period can be specifically identified and supported.

SOFTWARE, PREPAYMENTS ON INTANGIBLE ASSETS AND OTHER INTANGIBLE ASSETS
Costs related to the development and installation of software for internal use are capitalised at historical costs and amortised over the estimated useful life.

Prepayments on intangibles assets include mainly assets under construction which are not yet used in operating activities. At the moment an intangible asset is used in operating activities, the asset is transferred to the respective intangible asset category. The amortisation of intangible assets will begin at the moment the assets have been transferred.

Other intangible assets are mainly related to licences and concessions and assets which can not be classified as goodwill, software or prepayments on intangible assets. The valuation of other assets is at historical costs and amortised over the estimated useful life.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are valued at historical cost less depreciation or at the recoverable amount whenever an impairment took place. In addition to costs of acquisition, we also include costs of bringing the asset to its working condition, handling and installation costs and the non-refundable purchase taxes. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. Land is not depreciated. System software is capitalised and amortised as a part of the tangible fixed asset for which it was acquired to operate, because the estimated useful life is inextricably linked to the estimated useful life of the associated asset.

Property, plant and equipment that is no longer used in operating activities is valued at the lower of either net book value or the recoverable amount. Upon retirement or sale, the related historical cost and accumulated depreciation are removed from the accounts and any profit or loss resulting from disposal or sale of property, plant and equipment is included in the statements of income as part of other operating revenues.

AFFILIATED COMPANIES
An affiliated company is a company in which the Group exercises significant influence without the partly owned company being a group company or joint venture. Normally, this means that the group owns between 20% and 50% of the votes. Accounting for affiliated companies is according to the equity method.

Affiliated companies identified as held for disposal are valued at the lower of historical cost or recoverable amount.

INVENTORY
Inventories of raw materials and finished goods are valued at the lower of historical cost or net realisable value less any provision required for obsolescence. Historical cost is based on weighted average prices.

ACCOUNTS RECEIVABLE
Trade accounts receivables are stated at face value net of an allowance for doubtful receivables. Loans receivable from affiliated companies due within one year are included in accounts receivable.

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

MINORITY INTERESTS
Minority interests in income of consolidated subsidiaries represent the minority shareholders’ share of the income or loss of various consolidated subsidiaries. The minority interest in the consolidated balance sheets reflects the original investment by these minority shareholders in these consolidated subsidiaries, along with their proportional share of earnings or losses of these subsidiaries.

DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative financial instruments as part of an overall risk-management strategy. When used, these instruments are applied as a means of hedging exposure to foreign currency risk, interest rate risk and commodity risk connected to anticipated cash

106	TPG Annual Report 2004

Back to Contents

flows or existing assets and liabilities. We do not hold or issue derivative financial instruments for trading purposes.

Gains and losses from foreign currency forward exchange contracts that are hedging anticipated cash flows are deferred in other assets or other liabilities and recognised in the statement of income, or as adjustments of carrying amounts, when the hedged transaction occurs. If an anticipated cash flow does not occur or is expected not to occur, the foreign currency forward exchange contract is terminated and any result is recognised in interest and similar income or interest and similar expenses.

The net exposures of derivative financial instruments are re-valued at the prevailing spot exchange rate. Realised and unrealised gains and losses resulting from hedges of on balance sheet foreign currency exposure are included in interest and similar income or in interest and similar expenses offsetting the revaluation of the underlying on-balance sheet items. Foreign currency gains and losses on derivative financial instruments used to hedge our net investments in foreign operations are recorded in equity, net of taxes.

Premium or discount arising at the inception of foreign currency derivatives are amortised over the life of the contract and included in interest and similar income or interest and similar expenses. Payments and receipts on interest rate swaps are recorded on an accruals basis, if interest rate swaps are terminated early the gain or loss on interest is recorded within interest and similar income or interest and similar expenses.

PROVISIONS FOR PENSION LIABILITIES
For defined benefit plans, pension provision are accounted for at fair value in accordance with SFAS no. 87, "Employers Accounting for Pensions", through which pension expenses and related liabilities are based on a specific methodology that reflects the concepts of accrual accounting. Amounts are reflected in the statements of income systematically over the remaining service lives of the employees covered by the plan. Amounts charged to expense are typically different from amounts funded.

In the event that the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered until the balance sheet date and based on historical compensation levels, exceeds the fair value of the plan assets and/or the existing level of the pension provision, the difference is, pursuant to SFAS 87, adopted to provisions by means of recognition of an intangible asset for prior service costs with the balance, net of taxes, being charged to shareholder's equity.

Pension costs for defined contribution plans are expensed to the statements of income when incurred.

PROVISIONS
Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recorded for restructuring, retirements and other obligations. Provisions are recorded at nominal value unless the effect of the time value of money is material, in which case the provision is stated at net present value. Certain post-retirement benefits are stated at the net present value of future obligations.

Provisions for onerous contracts are recorded when the unavoidable costs of meeting the obligation under the contract exceed the economic benefits expected to arise from that contract, taking into account impairment of fixed assets first.

DEFERRED TAXES
Deferred tax assets and liabilities, arising from temporary differences between the nominal values of assets and liabilities and the fiscal valuation of assets and liabilities, are calculated, using the tax rates expected to apply when they are realised or settled. Deferred tax assets are recognised if it is more likely than not that they will be realised in the foreseeable future. Deferred tax assets and liabilities with the same term and the same consolidated tax group are presented net in the balance sheet, if we have a legally enforceable right to offset the recognised amounts.

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

Revenues of delivered goods and services are recognised when:
•	we have transferred to the buyer the significant risks and rewards of ownership of the goods;
•	we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control of the goods sold;
•	the amounts of revenue are measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to us;
•	the costs to be incurred in respect of the transaction can be measured reliably; and
•	the stage of completion of the transaction at the balance sheet date can be measured reliably.

Revenue is measured at the fair value of the consideration of received amounts or receivable amounts.

Amounts received in advance are recorded as accrued liabilities until services are rendered to customers, goods are delivered or work is completed, using the percentage of completion method, based on the stage of completion of the service provided.

NET SALES
Net sales represent the revenues from the delivery of goods and services to third parties, less discounts and taxes levied on sales.

OTHER OPERATING REVENUES
Other operating revenues include revenues that do not arise from our normal trading activities and include net gains from the

TPG Annual Report 2004	107

Back to Contents

Chapter 12	Financial statements and other information

sale of property, plant and equipment and the rental income from buildings and houses.

STOCK-BASED COMPENSATION
Our employee stock option plans and our performance share plan are performance-based. The final benefits to be awarded under these plans may vary depending on target total shareholder returns for our shares over the respective three-year vesting periods. If the exercise price for our options is less than the underlying share price on the date of grant, we recognise compensation expense in the year of grant equal to the number of options granted multiplied by the difference between the underlying share price and the option exercise price. We recognise the total compensation expense for our performance share plans in the year in which the related shares vest. The total compensation expense to be recognised for our performance share plans will be equal to the number of performance shares that ultimately vest multiplied by the underlying share price on the vesting date.

Under our bonus-matching scheme, a part of the annual bonus is paid in shares. Should the employee retain at least half the shares awarded to him or her under this scheme for a period of three years, the company will match those shares on a one-to-one basis at no cost to the employee. There are two cost components to this scheme. The first cost component relates to the employee’s annual bonus, paid in shares. This component is recognised as compensation expense in the year to which the bonus relates. The second cost component relates to the shares that will be matched on the third anniversary of the grant date. The total compensation cost for this second component is recognised as compensation expense evenly over the three-year vesting period. The total compensation cost for this second component is equal to the maximum number of bonus shares that may be matched, multiplied by the underlying share price on the date of grant.

IMPAIRMENTS
We review intangible and tangible fixed assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. For all goodwill amortised for a period greater than 20 years and for all tangible and intangible assets for which an impairment may have occurred, the carrying value of the related asset is reassessed through comparison with the value of the related discounted future cash flows. Any impairment arising on this comparison is reflected as a charge in the statements of income.

RESULTS FROM INVESTMENTS IN AFFILIATED COMPANIES
The amount included in this account refers to the contribution made to net income by companies in which we have a direct or indirect interest using the equity method.

INCOME TAXES
The amount of income tax included in the statements of income is based upon income before tax in accordance with our interpretation of applicable regulations and rates, taking into account permanent differences between the income for book purposes and for tax purposes.

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

108	TPG Annual Report 2004

Back to Contents

Notes to the consolidated balance sheets

£ 1   INTANGIBLE ASSETS: 2,503 MILLION (2003: 2,421)

Statement of changes in intangible assets

	Goodwill	Software	Prepayments on intangibles and other intangibles	Total

Amortisation percentage	2.5%- 20%	20%- 35%	0%- 35%

Historical cost	3,196	200	13	3,409
Accumulated amortisation and impairments	(887)	(100)	(1)	(988)

Balance at 31 December 2003	2,309	100	12	2,421

Changes in 2004
Additions	265	48	19	332
Disposals	(22)	(2)		(24)
(De-)Consolidation		3	1	4
Internal transfers / reclassifications		11	(11)
Amortisation	(146)	(50)	(2)	(198)
Exchange rate differences	(31)	(1)		(32)

Total changes	66	9	7	82
Historical cost	3,376	282	24	3,682
Accumulated amortisation and impairments	(1,001)	(173)	(5)	(1,179)

Balance at 31 December 2004	2,375	109	19	2,503

(in €millions, except percentages)

The estimated amortisation expenses for the subsequent five years are 2005: €200 million, 2006: €182 million, 2007: €186 million, 2008: €155 million, 2009: €159 million and after 2009: €1,621 million.

GOODWILL

Summary of principal acquisitions in the year

Company name	Division	Month Acquired	% owner	Acquisition Cost	Goodwill on Acquisition

Wilson Logistics Holding A.B.	Logistics	August	100%	190	236
Overtrans Srl (remaining shares)	Logistics	March	100%	3	7
Cendris BSC Customer Contact B.V.	Mail	July	51%	3	5
Lojistik ve Dagitim Hizmetleri AS (remaining shares)	Logistics	July	100%	3	4
Ventana Cargo S.p.A.	Logistics	July	100%	2	2
Höfinger HaushaltsWerbung GmbH (remaining shares)	Mail	November	100%	2	2
Other acquisitions (incl. remaining shares)				14	9

Total				217	265

(in €millions)

TPG Annual Report 2004	109

Back to Contents

Chapter 12    Financial statements and other information

Additions in 2004 include €265 million (2003: 58) of goodwill arising from the acquisition of interests in newly acquired group companies and from extending our interests in group companies acquired in prior years. Our acquisitions in 2004 have generally centred around addressing our long-term strategic plans by, amongst others, the global freight forwarding operations and obtaining full control of some of our successful joint ventures. The acquisition of Wilson contributes to this strategy to offer 100% integrated supply chain management services.

The acquisition of Wilson Logistics Holding A.B., goodwill €236 million, amount paid €190 million.
In August 2004, we completed the acquisition of the Swedish-based global freight management company Wilson from Nordic Capital following approval from the relevant competition authorities. The purchase price for Wilson includes €7 million of additional acquisition costs. We have financed the acquisition from cash reserves. The recognised goodwill of the acquisition of Wilson is €236 million.

The opening balance sheet of Wilson is summarised in the table below:

Openings balance sheet summary of newly acquired entity

Company name	Wilson

Total fixed assets	19
Total current assets	114
Total assets	133

Shareholders’ equity	(46)
Provisions	5
Longterm liabilities	56
Current liabilities	118
Total liabilities and equity	133

(in €millions)

In addition, the other acquisitions of €27 million, paid in cash, consist of amounts paid in respect of the additional shareholdings in previous acquisitions from prior years amounting to €17 million, and a number of smaller acquisitions with a combined purchase price of €10 million. Goodwill recognised on these transactions amounted to €29 million.

Recognised goodwill related to the acquisitions was determined based upon fair value of assets and liabilities acquired.

The goodwill on acquisitions in 2004 will be amortised over their estimated useful lives of up to 20 years.

Goodwill relating to the 1996 acquisition of the TNT and GD Express Worldwide business is estimated to have a useful life of 40 years and is amortised over that period. The historic cost of this goodwill is €1,313 million with accumulated amortisation and impairments of €296 million (2003: 265). The assessment of a useful economic life of 40 years is deemed to be appropriate on the basis of a substantial market share and extensive network acquired. The barriers to enter the market add to the sustainability of the position together with the stability and foreseeable life of the industry to which the goodwill relates.

Pro-forma Results
The following represents the pro-forma results of TPG for 2004 and 2003 as though the acquisition of Wilson had taken place on 1 January 2003. These pro-forma results do not necessarily reflect the results that would have arisen had these acquisitions actually taken place on 1 January 2003 nor are they necessarily indicative of the future performance of TPG.

110	TPG Annual Report 2004

Back to Contents

This calculation also includes the impact of amortisation and an imputed interest cost.

Pro-forma results

	Year ended at 31 December

	Pro-forma results (unaudited)		Published results

	2004	2003	2004	2003

Total operating revenues	13,105	12,579	12,635	11,866
Net income before minority interests	664	298	666	301
Net income	665	297	667	300
Net income (in € cents) per share	140.5	62.5	140.9	63.1
Net income (in € cents) per diluted share	140.3	62.5	140.7	63.1

(in €millions, except per share data)

SOFTWARE
Internally generated software included in the total software balance had a book value of €82 million at 31 December 2004 (2003: 68).

All software has a definite economic useful life and is amortised over its economic life.

PREPAYMENTS AND OTHER INTANGIBLE ASSETS
Prepayments mainly relate to assets under construction (mainly

£ 2   PROPERTY, PLANT AND EQUIPMENT: 1,924 MILLION (2003: 2,009)

Statement of changes in property, plant and equipment

software) which are not yet used in operating activities of €16 million (2003: 12).

The other intangible assets are mainly related to licences and concessions of €3 million (2003: 1). All other intangible assets have a definite economic useful life and are amortised over their economic life.

We do not conduct research and development, in the narrow sense, comparable with the normal activities in this area. Therefore research and development costs are not capitalised and not amortised.

	Land and buildings	Plant and equipment	Other property, plant and equipment	Construction in progress	Total

Depreciation percentage	0%-10%	4%-33%	7%-25%	0%

Historical cost	1,496	1,215	1,073	74	3,858
Accumulated depreciation and impairments	(515)	(746)	(588)		(1,849)
Balance at 31 December 2003	981	469	485	74	2,009

Changes in 2004
Capital expenditure	22	72	90	106	290
Acquisitions	2	2	12		16
Disposals	(16)	(15)	(11)		(42)
Exchange rate differences	(7)	(4)	(4)	1	(14)
Net additions / disposals	1	55	87	107	250
Depreciation and impairments	(71)	(136)	(128)		(335)
Transfers and other changes	49	76	9	(134)
Total changes	(21)	(5)	(32)	(27)	(85)

Historical cost	1,524	1,239	1,078	47	3,888
Accumulated depreciation and impairments	(564)	(775)	(625)		(1,964)

Balance at 31 December 2004	960	464	453	47	1,924

(in € millions, except percentages)

TPG Annual Report 2004	111

Back to Contents

Chapter 12    Financial statements and other information

Included in the balance sheet on 31 December 2004 are:

	Land and buildings	Plant and equipment	Other property, plant and equipment	Total

Under finance lease	49	21	54	124
Mail	9			9
Express	16	7	53	76
Logistics	24	14	1	39
Pledged as security	36		12	48
Express	36		12	48
Subleased to third parties	9		22	31
Express			22	22
Logistics	9			9

(in € millions)

Historical cost refers to, amongst others, the then current value of the property, plant and equipment contributed by the former parent Royal PTT Nederland N.V. to our company upon incorporation on 1 January 1989. The calculation of the depreciation expense on these assets takes into account the useful life that had already elapsed at that date. The book value at 31 December 2004 of these assets contributed to our company on 1 January 1989 is €103 million (2003: 113), net of accumulated depreciation of €287 million (2003: 298).

Aircraft including spare parts are classified as other property, plant and equipment. Aircraft and (spare) engines are depreciated on a straight-line basis over their useful lives to estimated residual values of 20%. Depending on the type of aircraft, the useful life varies from 10 to 20 years. Spare parts are depreciated to their estimated residual value on a straight line basis over the remaining estimated useful life of the associated aircraft or engine type.

The book value of aircraft including spare parts is €243 million (2003: 271 million), comprising a historical cost of €371 million (2003: 375) with accumulated depreciation €128 million (2003: 104). All 42 aircraft (2003: 43) are operated by the express division.

Lease hold rights and ground rent for land and buildings are held in all divisions. The book value of the lease hold rights and ground rent in mail is €9 million (2003: 0), comprising a historical cost of €13 million with accumulated depreciation of €4 million. The book value of the lease hold rights and ground rent in express is €16 million (2003: 11), comprising a historical cost of €19 million with accumulated depreciation of €3 million. The book value of the lease hold rights and ground rent in logistics is €24 million (2003: 19), comprising a historical cost of €31 million with accumulated depreciation of €7 million.

The expiration of contracts for leasehold and ground rents are:

Expiration terms of contracts Leasehold and groundrent for land and buildings

	Mail	Express	Logistics	TPG

less than 1 year		1	2	3
between 1 and 5 years		2	8	10
between 5 and 10 years		1	14	15
between 10 and 20 years	9	12		21

(in € millions)

There are no existing contracts for leasehold and ground rents longer then 20 years or contracts with indefinite terms. Lease hold rights and ground rent for land and buildings are mainly in Belgium for €29 million, in France for €9 million, in Spain for €2 million and in the Netherlands for €8 million. In 2004 the annual amount paid for the lease hold rights and ground rent contracts was €2 million (2003: 3).

The property, plant and equipment of €48 million which are pledged as security to third parties are located in France for €14 million and in Germany for €34 million. All pledges as security to third parties are related to the express division.

We do not hold freehold office buildings for long term investments and for long term rental income purposes. The rental income is based upon incidental rental contracts with third parties for buildings which are momentarily not in use by TPG or based upon contracts which are supportive to the primary business activities of our company.

112	TPG Annual Report 2004

Back to Contents

There are no material capitalised borrowing costs in the capital expenditure of property, plant and equipment in 2004.

The book value of temporarily idle property, plant and equipment is €4 million on 31 December 2004. This relates mainly to land and buildings.
The gross carrying amount of fully depreciated property, plant and equipment that is still in use is €261 million of which €232 million is related to plant and equipment and €29 million is related to land and buildings.
The carrying amount of property, plant and equipment retired from active use and held for disposal is €9 million.

The future minimum lease receivable sub-lease payments on non-cancellable operating leases to third parties are:

Payment schedules sublet property, plant and equipment

shorter than 1 year	3

between 1 and 5 years	4

over 5 years	1

Total minimum receivable sublet payments	8

(in € millions)

The impairment costs in 2004 are €11 million (2003: 10; 2002: 1). These costs are related to buildings of the express division in Australia and Germany (€7 million). Further, the mail division has incurred impairment costs of €4 million related to buildings (€2 million) and plant and equipment (€2 million).

£ 3   FINANCIAL FIXED ASSETS: 656 MILLION (2003: 627)

Statement of changes in financial fixed assets

	Investments in Affiliated Companies	Loans Receivable from Affiliated Companies	Other Loans Receivable	Prepayments & Accrued Income	Total

Balance at 31 December 2003	79	2	158	388	627

Changes in 2004
Acquisitions/additions	11		25	280	316
Disposals/decreases	(7)			(114)	(121)
(De)consolidation	2			5	7
Withdrawals/repayments			(162)	(7)	(169)
Dividend
Exchange rate differences				(1)	(1)
Other changes	(3)				(3)

Total changes	3		(137)	163	29

Balance at 31 December 2004	82	2	21	551	656

(in € millions)

The carrying values of our loans receivable from affiliated companies, other loans receivable, and prepayments and accrued income approximate their fair values.

Included in the €551 million prepayments and accrued income at 31 December 2004 is an amount of €395 million of deferred tax assets (2003: 205). This includes an amount of €200 million, relating to the referred tax on the minimum pension liability (see

TPG Annual Report 2004	113

Back to Contents

Chapter 12    Financial statements and other information

note 9). The short term deferred tax assets of €40 million (2003: 37) are included in accounts receivable.

Included in the repayments of other loans receivable is the unwinding of a USD 435 million cross currency interest rate swap on which we received a repayment of €172 million, which had a carrying amount in December 2004 of €160 million before the transaction was unwound. The related interest income of €12 million is included in interest and similar income (see note 20).

We do not have any finance lease agreements where we are the lessor party, that transfers the right to use assets and transfers substantially all risks and rewards incidental to ownership of an asset. Under loans receivable no material amounts are included for financial lease contracts.

Prepayments also include an amount of €3 million (2003: 4) prepaid in respect of financing costs relating to the €1,000 million Eurobond (see note 11). These amounts are released to the income statement over the life of the bond using the “effective interest” method. In 2004, the amount amortised in the income statement was €1 million (2003: 1).

£ 4   INVENTORY: 46 MILLION (2003: 49)

	At 31 December

	2004	2003

Raw materials and supplies	16	19
Finished goods	30	30

Total	46	49

(in € millions)

The total inventory of €46 million (2003: 49) is valued at historical cost for an amount of €45 million (2003: 47) and valued at net realisable value for an amount of €1 million (2003: 2). Inventory is stated net of provisions for obsolete items amounting to €5 million (2003: 2).

There are no inventories pledged as security for liabilities in 2004.

The total write down recognised as expenses during 2004 is €3 million.

£ 5   ACCOUNTS RECEIVABLE: 2,129 MILLION

	At 31 December

	2004	2003

Trade accounts receivable	1,671	1,669
Deferred tax assets	40	37
Income tax receivable	162
VAT receivable	91	55
Accounts receivable from affiliated companies	6	7
Other	159	209

Total	2,129	1,977

(in € millions)

Trade accounts receivable for services rendered and delivered goods have been included after deduction of a provision for doubtful receivables amounting to €90 million at 31 December 2004 (2003: 83).

The balance of the accounts receivable that is expected to be recovered after 12 months is €8 million.

£ 6   PREPAYMENTS AND ACCRUED INCOME: 391 MILLION (2003: 362)

These prepayments and accrued income include amounts paid in advance to cover costs that will be charged against income in future years and amounts still to be invoiced. At 31 December 2004, prepayments amounted to €85 million (2003: 90). The balance that is expected to be recovered after 12 months is €3 million.

114	TPG Annual Report 2004

Back to Contents

£ 7   CASH AND CASH EQUIVALENTS: 633 MILLION (2003: 470)

Cash and cash equivalents comprise cash at hand of €8 million (2003: 10), cash at bank and on deposit of €623 million (2003: 453), outstanding cheques of €1 million (2003: 6) and marketable securities, of approximate €1 million (2003: 1). Included in cash and cash equivalents is €171 million (2003: 167) of restricted cash held and partially controlled by consolidated joint ventures.

£ 8   GROUP EQUITY: 2,784 MILLION (2003: 2,986)

Group equity consists of shareholders’ equity of €2,765 million (2003: 2,969) and minority interest of €19 million (2003: 17). See notes (31) to (37) for the explanation of shareholders’ equity.

£ 9   PROVISION FOR PENSION LIABILITIES: 870 MILLION (2003: 521)

We operate a number of pension plans around the world. Most of our non-Dutch pension plans are defined contribution plans. For our non-Dutch employees we also operate a limited number of defined benefit plans. The liabilities for these employees are separately covered by private insurers and foreign pension funds.

Two retirement plans are applicable to most Dutch employees. These two plans are the most significant pension plans of TPG: A pension plan and a conditional early retirement arrangement.

Our main Dutch company pension plan, which is externally funded in “Stichting Pensioenfonds TPG”, covers the employees who are subject to our collective labour agreement. The majority of all our Dutch employees are subject to the collective labour agreement. This pension plan and the corresponding early retirement plan have merged into a renewed pension plan from 1 January 2001. The plan covers some 90,000 participants including approximately 11,000 pensioners and some 26,000 former employees.By Dutch law the plan is carried out by a separate legal entity and is managed by an independent board that falls under the supervision of the Nederlandsche Bank (DNB).

The plan is a defined benefit average pay plan and our employees are eligible for a retirement pension at the age of 62.

Old age pension benefits are accrued on an annual basis of 2.25% of the pensionable base (pensionable salary minus a deductible). At age 62 part of the old age pension can be transferred into spouses’ pensions. Furthermore, a temporary old age pension of 2% of the deductible is accrued to cover the three years before the state pension commences. A transitional plan exists for employees in service at 31 December 2000 and who were 35 years or older at that date. For these employees we guarantee a benefit of at least 70% of the last qualifying salary from age 62 to 65. Employees who are 42 years or older at 31 December 2000 are also entitled to an additional transitional plan. These employees will retire at age 65 and are entitled to an early retirement benefit of 80% of the qualifying salary. Furthermore, if the employee served 25 years or more on 1 April 1996 early retirement starts at age 61 or after 40 years of service instead of at age 62.

In the pension plan only the employer contributes to the fund. This level of contribution is based upon actuarial recommendations. In addition and subject to our funding agreement with the plan we have to pay additional contributions to the pension fund in order to satisfy the minimum funding requirements of the DNB. The total contribution to the main pension fund amounted to €159 million in 2004 (2003: 169) and is estimated to be €170 million in 2005. The benefits arising from the transitional plan are directly paid by TPG. These payments amounted to €95 million in 2004 (2003: 79 million) and are estimated at €104 million for 2005.

The pension fund runs an actively managed investment portfolio. The pension funds use the asset and liability management studies that generate future scenario’s to determine its optimal asset mix. During 2004, the dynamic weight of equity investments increased to 44.9%, the dynamic weight of fixed interest investments decreased to 46.5%, the weight of real estate investments (including international) went down to 8.6%. For 2004 no rebalancing has taken place and it is expected that over time the strategic asset mix will gradually move back to a higher percentage of equity at the cost of a lower percentage of fixed income. Based on the actual asset mix at 31 December 2004 a tactical spread of -5% and +5% is applicable. Investments in equity consist of 25% of a European equity portfolio and 75% of a worldwide equity portfolio, half of which is hedged against US dollar exposure. The fixed income portfolios consist of 60% government bonds for the 12 EMU-countries with the remainder high quality credits.

TPG Annual Report 2004	115

Back to Contents

Chapter 12     Financial statements and other information

	Actual asset mix at 31 December 2004	Actual asset mix at 31 December 2003

Equities	44.9%	43.6%
Fixed interest	46.5%	46.9%
Real estate	8.6%	9.4%
Cash		0.1%

Total	100.0%	100.0%

Historical Returns	2004	10-year average	12-year average

Equities	10.6%	10.5%	10.8%
Fixed interest	7.7%	8.0%	7.8%
Real estate	6.8%	9.8%	10.0%

The assets of our major plan cover approximately 93% of our total pension assets and the liabilities described in the section above cover approximately 95% of our total pension liabilities.

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

Changes in the related net periodic pension cost may occur in the future due to changes in the assumptions. In 2004, our net periodic pension cost was €128 million (2003: 43). This included termination benefit costs of €57 million and a pro rata part of the unrecognised settlement losses of €30 million.

The total cash contributions in 2004 were €437 (2003: 264) of which €200 million (2003:185) were regular premiums paid to various pension funds, payments of €95 million (2003: 79) were made for pensions which fall under our Dutch transitional plan and a cash payment of €142 million relating to the Personal Seniors Arrangement in the Netherlands. Total cash contributions in 2005 are expected to amount to approximately €296 million.

DISCLOSURE ON PENSIONS
The Projected Unit Credit Method was used to determine the Projected Benefit Obligation (PBO) and the Current Unit Credit Method was used to determine the Accumulated Benefit Obligation (ABO).The measurement date for all liabilities and assets is 31 December.

Information required to be disclosed with respect to the funded status of our main pension schemes at 31 December 2004 and 2003 and with respect to the net periodic pension costs for 2004 and 2003 are presented in the table on the next page.

116	TPG Annual Report 2004

Back to Contents

Disclosures

	2004	2003

Change in benefit obligation
Benefit obligation at beginning of year	(3,727)	(3,306)
Service costs	(131)	(116)
Interest costs	(211)	(187)
Plan participants’ contributions		(3)
Amendments	(7)	(13)
Termination benefit costs	(57)	0
Amounts settled	142	0
Actuarial (loss) / gain	(1,055)	(236)
Benefits paid	159	134

Benefit obligation at end of year	(4,887)	(3,727)

Change in plan assets
Fair value of plan assets at beginning of year	3,277	2,833
Actual return on plan assets	285	308
Employer contribution	290	257
Plan participants’ contributions		3
Amendments		10
Benefits paid	(159)	(134)

Fair value of plan assets at end of year	3,693	3,277

Funded status as per 31 December
Funded status	(1,194)	(450)
Unrecognised prior service costs	(273)	(313)
Unrecognised net actuarial loss /(gain)	1,251	242

Prepaid (accrued) benefit costs	(216)	(521)

Components of net periodic benefit cost for
Service costs	(131)	(116)
Interest costs	(211)	(187)
Expected return on plan assets	272	234
Amortisation of transition costs		(26)
Amortisation of prior service costs	40	40
Amortisation of actuarial (loss) / gain	(6)	19
Termination benefit costs and settlement losses	(87)	0
Other costs	(5)	(7)

Net periodic benefit costs	(128)	(43)

Other balance sheet entries as of 31 December
Prepaid (accrued) benefit costs	(216)	(521)
Additional minimum liability	(654)	0

Provision for pension liabilities	(870)	(521)
Intangible assets	0	0
Deferred tax	200	0
Reduction to equity	(454)	0

Accumulated benefit obligation as of 31 December
Accumulated benefit obligation	(4,643)	(3,394)

Weighted average assumptions as of 31 December
Discount rate	4.8%	5.5%
Expected return on assets	7.9%	7.9%
Rate of compensation increase	2.8%	2.8%
Rate of benefit increase	2.0%	2.0%

(in € millions, except percentages)

TPG Annual Report 2004	117

Back to Contents

Chapter 12     Financial statements and other information

As stated in the table above, we have reached a situation in which the accumulated benefit obligation exceeds the fair value of the plan assets as per 31 December 2004. SFAS 87 than requires to account for an additional minimum liability amounting to €654 million (2003: 0). The reason for the increase in the accumulated benefit obligation compared to plan assets is mainly caused by the fact that the interest rate decreased from 5.5% in 2003 to 4.75% in 2004 (impact approximately €560 million) and the adjustment in turnover probabilities within the mail division (impact approximately €260 million). This increase could not be offset by the increase in our plan assets in 2004.

Full application of SFAS 87 requires us to recognise an additional minimum liability representing a net loss that under SFAS 87 is not yet to be recognised as net periodic pension cost, but is reported as a separate component (that is a reduction) of equity.
We have deducted an amount of €454 million from our equity (net of tax). The accrued pension costs have increased with the minimum liability of €654 million and we accounted for a deferred tax asset amounting to €200 million. No intangible assets have been recognised (2003: 0).

The table below shows the sensitivity of the net periodic pension cost to deviations in assumptions.

Change in assumptions

	%-change in assumptions	change in net periodic costs[1]

Net periodic pension costs		(41)
Discount rate	+0.5%	19
Expected return on assets	+0.5%	17
Rate of compensation increase	+0.5%	(16)
Rate of benefit increase	+0.5%	(48)

Net periodic pension costs		(41)
Discount rate	(0.5)%	(46)
Expected return on assets	(0.5)%	(17)
Rate of compensation increase	(0.5)%	15
Rate of benefit increase	(0.5)%	26

1. Excluding one-off termination benefit costs and settlement losses in 2004.
(in € millions, except percentages)

The table below shows the expected future benefits per year for pension funds related to TPG plans. The benefits include all expected payments by the fund to the pensioners and early retirees under the Dutch transitional plan.

Year	Expected Benefits as per 31 December 2004

2005	178
2006	204
2007	242
2008	278
2009	353
2010-2014	1,788

£ 10   OTHER PROVISIONS: 149 MILLION (2003: 153)

Provisions relate to obligations and risks associated with our operations and liabilities related to termination of employment contracts.

Statement of changes in provisions

	Retirement schemes	Restructuring	Other	Total

Balance at 31 December 2003	23	42	88	153
Additions		28	34	62
Withdrawals	(9)	(26)	(12)	(47)
Exchange rate differences			(1)	(1)
(De)consolidation		1		1
Interest	1			1
Other / Releases		(12)	(8)	(20)
Balance at 31 December 2004	15	33	101	149

(in € millions)

We expect to make cash expenditures of approximately €17 million (2003: 27) from the restructuring provision, €8 million (2003:13) from the retirement schemes provision and €24 million (2003: 9) from other provisions in the coming year.

The retirement schemes provision relates to the entitlement to retirement payments of employees who worked as public servants for the Netherlands Postal and Telecommunications Services before 1 January 1989, and who were made redundant before 1 January 1996. Provisions for retirement pay are carried at their discounted value.

118	TPG Annual Report 2004

Back to Contents

Provisions for restructuring deal primarily with restructuring projects for mail activities in the Netherlands, integration and restructuring projects within express and logistics. During the year approximately 2,462 (2003: 1,532) employees were made redundant through such reorganisations, as result of a combination of efficiency improvements and the impact of restructuring of the operations of our customers. Of the employees made redundant during the year, paid via the restructuring provisions 300 (2003: 358) related to mail, 704 (2003: 271) related to employees in express, and 1,458 (2003: 903) related to employees in logistics. Of the 2,462 positions reorganised, 1,621 (2003: 1,099) related to direct staff and 841 (2003: 433) to overhead staff.

Other provisions (€101 million) mainly relate to dilapidation in connection with warehouse contracts and contractual obligations (€31 million), provisions for claims (€27 million), provisions for onerous contracts (€8 million) and various other provisions held by companies in the group (€35 million).

£  11   LONG-TERM DEBT: 1,440 MILLION (2003: 1,474)

The table below sets forth the amounts of the interest-bearing long-term liabilities maturing during each of the next five years and thereafter.

	Bonds	Other Loans	Finance Leases	Total

2005		1	14	15
2006		326	16	342
2007		5	13	18
2008	1,000	3	13	1,016
2009		3	13	16
Thereafter		17	31	48

Total	1,000	355	100	1,455
of which included in current liabilities		1	14	15
Long term interest bearing liabilities	1,000	354	86	1,440

(in € millions)

Long-term debt includes a €1 billion Eurobond, a drawing of €186 million on a Canadian dollar-denominated syndicate facility, a €129 million bilateral loan agreement bearing fixed interest of 2.54%, €86 million of finance lease obligations and €39 million of other long-term liabilities at fixed and variable rates.

On 5 December 2001, TPG N.V. issued a €1 billion Eurobond with an original maturity of seven years. The bond has a coupon of 5.125% and began paying interest annually in arrears on 5 December 2002. The bond is listed on the Euronext Amsterdam Exchange and is rated “A”, (stable outlook) by Standard & Poor’s Ratings Services and “A1”, (stable outlook) by Moody’s Investor Services Limited.

Other long-term loans include a €186 million (2003: 187) Canadian dollar denominated, syndicated facility that was signed in May 2001, at a rate of interest of 3 month Canadian LIBOR plus a margin of 0.325%.This facility has an original maturity of five years plus one day. At 31 December 2004, the rate of interest on this facility was 2.975%.

A bilateral loan agreement amounting to €129 million (2003: 129) has changed from an amortising loan maturing in year 2020 with fixed interest rate of 5.85% to a bullet loan maturing in 2006 with a fixed interest rate of 2.54%. Accordingly, the current portion of this bilateral facility was reclassified from short-term to long-term.

Other interest-bearing debt of €125 million (2003: 158) includes €86 million (2003: 100) of finance leases and €27 million in loans to finance real estate for the German operations (2003: 30) with fixed interest rates ranging between 5.5% and 6.5% expiring in 2010. In addition, the company has €12 million in other loans (2003: 28). Aircraft with a book value of €51 million (2003: 55) are pledged as collateral on the related lease obligation. Assets pledged as collateral on interest-bearing liabilities relate mainly to warehouses in Germany (€34 million) and leased aircraft in France (€12 million).

ACCRUED LIABILITIES: 206 MILLION (2003: 187)
At 31 December 2004 we had €171 million (2003: 167) of non-interest-bearing accrued liabilities representing leaving indemnity liabilities and €35 million (2003: 20) of other miscellaneous long-term liabilities.

TPG Annual Report 2004	119

Back to Contents

Chapter 12     Financial statements and other information

£  12   OTHER CURRENT LIABILITIES: 637 MILLION (2003: 540)

	At 31 December

	2004	2003

Short term bank debt	36	45
Income tax payable	130	18
Taxes and social security contributions	273	280
Current portion of long-term debts	15	24
Expenses to be paid	44	57
Other current liabilities	139	116

Total	637	540

(in € millions)

The balance that is expected to be settled after 12 months is €58 million.

£  13   ACCRUED CURRENT LIABILITIES: 1,308 MILLION (2003: 1,224)

	At 31 December

	2004	2003

Amounts received in advance	169	148
Expenses to be paid	742	724
Vacation / vacation payments	210	191
Terminal dues	76	45
Other accrued current liabilities	111	116

Total	1,308	1,224

(in € millions)

Amounts received in advance included €67 million (2003: 66) for stamps which were sold but not yet used.
The balance that is expected to be settled after 12 months is €12 million.

£  14   COMMITMENTS AND CONTINGENCIES
(No corresponding financial statement number)

	At 31 December

	2004	2003

Commitments relating to:
operating guarantees	110	9
financial guarantees	240	254
rent and operating lease	1,675	1,679
capital expenditure	33	58
rerpurchase shares	259
purchases	84	100

(in € millions)

Of the total commitments indicated above, €593 million are of a short-term nature (2003: 631).

FINANCIAL AND OPERATING GUARANTEES
Total financial and operating guarantees provided by our company amounted to €350 million (2003: 263), of which €127 million (2003: 90) related to guarantees issued by our company to banks and other institutions and €164 million (2003: 94) related to corporate guarantees. These guarantees were issued in connection with the group’s obligations under lease contracts, custom duty deferment and local credit lines. The increase of corporate guarantees was mainly related to the mail division in the UK.

The €59 million (2003:17) of remaining guarantees in 2004 relates to bank guarantees issued locally by group companies.

120	TPG Annual Report 2004

Back to Contents

RENT AND OPERATING LEASE CONTRACTS

In 2004 operational lease expenses (including rental) in the consolidated statements of income amounted to €606 million (2003: 569). Future payments on non-cancellable existing lease contracts were as follows:

Payable in the period`

	At 31 December

	2004	2003

less than 1 year	393	356
between 1 and 2 years	331	307
between 2 and 3 years	256	242
between 3 and 4 years	192	181
between 4 and 5 years	145	154
thereafter	358	439

Total	1,675	1,679
Of which guaranteed by a third party / customers	98	105

(in €millions)

These operating lease commitments relate to real estate for €1,459 million (2003: 1,436), transport equipment for €165 million (2003: 199) and computer equipment and other equipment for €51 million (2003: 44).

CAPITAL EXPENDITURE
Commitments in connection with capital expenditure are €33 million (2003: 58), of which € 25 million is related to property, plant and equipment and €8 million related to intangible assets. These commitments primarily related to projects within the operations of the mail division. These projects include sequence sorting (€15 million) and tray cart unloading (€9 million).

REPURCHASE OF SHARES
On 29 September 2004 we announced that the Dutch State sold a total of 77.7 million ordinary shares in our outstanding share capital, representing approximately 16% in our company. By the sale and transfer the State has reduced its ownership in our capital from 34.8% to 18.6%. We repurchased 20.7 million of the total amount of shares sold by the State. Transfer of the repurchased ordinary shares has taken place in two tranches. The first tranche of 7.6 million shares was transferred to us on 4 October 2004. The transfer of the remaining 13.1 million shares was completed on 5 January 2005 and repurchased for €259 million.

PURCHASE COMMITMENTS
At 31 December 2004 we had unconditional purchase commitments of €84 million (2003: 100) which were primarily related to various service and maintenance contracts. These contracts for service and maintenance relate primarily to information technology, security, salary registration, cleaning and aircrafts. A contract is made with our Post Offices joint venture business for specific postal services to customers until the end of 2005.

OTHER CONTINGENT LIABILITIES
A review of our tax position of certain of our subsidiaries relating to prior years has identified a limited number of items where our interpretation of relevant tax laws and regulations may be open to challenge. If these items were successfully challenged, it could result in a total liability between 0 and €400 million. Following a detailed review of the issues involved and legal advice from outside tax counsel, we currently believe that we have no liability in this regard.

In February and March 2004, our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK Inland Revenue and to our external auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In addition to this investigation, our audit committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period. The investigations conducted by our audit committee, with the assistance of independent legal counsel, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers.

In August 2004, we submitted a report to the UK Inland Revenue in relation to these UK tax issues pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK Inland Revenue. We will be providing an addendum to our original report with additional information, and are continuing discussions with the UK Inland Revenue in connection with their related comprehensive investigation. The outcome of the UK Inland Revenue's investigation is not certain, and we do not expect these matters with the UK Inland Revenue will be resolved before 2006.

TPG Annual Report 2004	121

Back to Contents

Chapter 12    Financial statements and other information

Additional Notes

LEGAL PROCEEDINGS
(no corresponding financial statement number)

GENERAL
Ordinary course litigation
We are involved in several legal proceedings relating to the normal conduct of our business. We do not expect any liability arising from any of these legal proceedings to have a material effect on our results of operations, liquidity, capital resources or financial position. We believe we have provided for all probable liabilities deriving from the normal course of business.

MAIL

OPTA PROCEEDINGS
Provision of information
Pursuant to the Dutch Postal Law, OPTA under certain conditions is authorised to make inquiries of TPG. In April 2003 OPTA asked us to provide certain documents in order to investigate whether we complied with the legal obligations applicable to TPG’s tariffs for letters in bulk used in separate contracts with major customers. We argued that the request for information was unclear and OPTA was not authorised to request such information. In a provisional court proceeding on 25 July 2003, the court did not decide whether or not OPTA was entitled to summon us to provide the information and referred the case to the judgement of the court in an action on the substance. On 1 December 2003 we lodged a formal court appeal against the subsequent administrative decision OPTA rendered on 15 October 2003, which appeal has been substantiated on 23 December 2003. On 23 February 2004 OPTA submitted its written defence.

OTHER PROCEEDINGS
Decision on tariff freeze
On 18 November 2002, the Ministry of Economic Affairs decided that tariffs controlled by the current price cap system should be frozen until the end of 2006. The Ministry of Economic Affairs indicated that in the event postal services became subject to value added tax between 1 January 2003 and 1 January 2007, a change of the frozen tariffs corresponding with the resulting tax burden would be allowed. On 19 June 2003, when the tariff freeze was discussed in parliament, the duration of the freeze was limited to 1 January 2005, awaiting the vision of the Minister on the future regulation of the postal sector. The Minister proposed in his Postal Vision sent to Parliament on 1 April 2004 that the temporary tariff freeze would be extended until year-end 2006.

On 17 November 2003 we lodged an appeal against the administrative decision to freeze the tariffs. Following the grant of the formal appeal, the temporary tariff freeze decision was declared void in June 2004 and TPG Post remained allowed to amend the individual rates for mandatory postal services, subject to the provisions of the tariff control system. However, in view of the wider importance of the adoption of an integral and balanced vision for the postal market as submitted to Parliament, we announced our intention not to increase the price of a stamp for consumers from the present level of 39 euro cents for the years 2004, 2005 and 2006. We are considering an amendment in 2006 to the prices for mandatory postal services to business customers that are covered by the price control system, but this will be kept below the rate of wage inflation for 2004 and 2005.

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

A ruling of the Court of Bordeaux which was in our favour in first instance, ordered the release of our French express subsidiaries from all charges, was upheld by the Court of Appeal in Bordeaux by judgement of 27 January 2004.

In another case the Court of Appeal in Paris ruled against TNT Express International and its regional operations director and imposed fines on both TNT Express International and the regional operations director being sentenced to fines. TNT Express International has decided to take the case to the French Supreme Court.

There are also other cases pending in other courts against French Express subsidiaries, some of its board members and/or depot managers. The outcome of these cases is hard to predict.

LIÈGE COURT CASE
There have been ongoing legal proceedings before the Liège Courts by people living around the Liège airport to stop night flights. In June 2004, the Liège Court of Appeal rejected all claims. The Court considered the obligations of the three defendants (Walloon Government, the Airport Authority and TNT) under the various applicable international and national conventions and concluded that there was no violation of any of these by the three defendants.

The plaintiffs have appealed this decision to the Belgian Supreme Court. The defendants have until 14 March 2005 to file a response brief with the Supreme Court, the final decision of which is not expected before the second half of 2005 at the earliest. The arguments developed in the appeal are technical, since the Supreme Court may only examine pure points of law, and not facts or procedural items. These arguments were already extensively developed before the Liège Court of Appeal, which rejected each and all of them with a substantiated legal reasoning in its decision of June 2004. In any case, the success of the appeal would only entail that the matter be sent to another Belgian Court of Appeal for new exchange of briefs, pleadings and ruling.

122	TPG Annual Report 2004

Back to Contents

CREDIT FACILITIES
(no corresponding financial statement number)
At 31 December 2004, our committed facilities with domestic and international banks amounted to €786 million (2003:787), of which €600 million remained undrawn. The undrawn committed facilities consisted of a five-year €600 million revolving, syndicated facility signed in October 2003, which supported our Euro Commercial Paper program. In addition, at 31 December 2004, we had €474 million of uncommitted facilities, of which €438 million remained undrawn.

CONTRACTUAL CALL AND PUT OPTIONS
(no corresponding financial statement number)

The main call and put options were the following:

Essent N.V.Put/Call options
On 15 July 2004 Royal TPG Post, a subsidiary of TPG, and Essent established a company named Cendris BSC Customer Contact in which the ordinary share capital, carrying equal voting rights, is split 51% and 49% respectively. Cendris BSC Customer Contact provides call centre activities to TPG, Essent and third parties. The terms and conditions of the shareholders agreement provide Royal TPG Post with the option to call, as of 15 July 2007, on the shares of Essent and for Essent to put, as of 15 July 2007, its shares to Royal TPG Post where the price is determined by the fair market value of the shares.

TNT Logistics Italy’s call option
On 30 June 2003 TNT Logistics Italy, an indirect subsidiary of TPG, and Ecotrans Srl acquired a company named TNT Arvil in which the ordinary share capital, carrying equal voting rights, is split 51% and 49% respectively. TNT Arvil provides inbound logistics services to Fiat Automotive in its domestic market.

The terms and conditions of the shareholders agreement provide TNT Logistics Italy with the option to call on the shares of Ecotrans and for Ecotrans to put its shares to TNT Logistics Italy.
Between 1 January 2008 and until 28 February 2008 TNT Logistics Italy may call on the shares of Ecotrans where the price is determined by way of an agreed formula. The formula prescribes the price of the shares as:

•	the sum of 49% of the net equity,
•	plus a premium of 2.5% of the annual revenue between 1 June 2003 and 30 April 2007 (where the annual amount is updated for the three month EURIBOR rate),
•	plus the average of the last six month revenue multiplied by 13.

Ecotrans put option
Ecotrans can exercise its option at anytime. Ecotrans may put its shares to TNT Logistics Italy where the price is determined by reference to a formula defined in the shareholders agreement. The formula prescribes the price of the shares as:

•	an amount equal to the price paid by TNT Arvil for the purchase of 100% of the shares of the Arvil companies,
•	plus a fixed sum of €1.1 million,
•	plus loans or capital increases made by Ecotrans,
•	minus profits distributed to Ecotrans,
•	minus a pro-rated amount of losses, capped within certain limits, of the fiscal year end preceding the year in which the option is exercised.

FAIR VALUE OF INTEREST BEARING DEBT (no corresponding financial statement number)

	At 31 December 2004		At 31 December 2003

	Carrying Amount	Fair value	Carrying Amount	Fair value

(a) Cash and cash equivalents	633	633	470	470
(b) Short - term interest bearing debt	36	36	45	45
(c) Long - term interest bearing debt	1,455	1,528	1,498	1,558

(in € millions)

(a)	The carrying value of cash and cash equivalents approximated its fair value because of the short maturity of the instruments held.
(b)	Short-term debt consists only of short-term bank debt and the current element of finance leases and excludes the €15 million of the current portion of long-term interest-bearing debt. The fair value of short-term debt approximated its market value because of the short maturity of the relevant instruments
(c)	Long-term debt includes the €15 million current portion of long-term interest-bearing debt, which is included in the balance sheet under short-term liabilities. The fair value of other long-term debt has been estimated by calculating the discounted value of the loan portfolio using an estimated yield curve, appropriate to the terms of the contracts, in effect at the end of the year. Our €1 billion Eurobond has a higher fair value than when it was issued.

DERIVATIVE FINANCIAL INSTRUMENTS
(no corresponding financial statement number)
We do not hold or issue financial instruments for trading purposes nor do we allow our subsidiaries to do so. The following table sets forth the nominal amounts from outstanding forward exchange transactions and their fair values at 31 December 2004. The fair value is the amount that would be paid or received were the contracts to be terminated on the balance sheet date without further obligations.

TPG Annual Report 2004	123

Back to Contents

Chapter 12    Financial statements and other information

	At 31 December 2004		At 31 December 2003

	Carrying Amount	Fair value	Carrying Amount	Fair value

Total hedges long	459	(9)	424	(9)
Total hedges short	(1,084)	16	(1,208)	150

Net	(625)	7	(784)	141

(in € millions)

The above table includes, among others, the following transaction:

On 5 December 2001, we entered into a USD-EUR cross currency interest rate swap that provides a USD 435 million short position to hedge an inter-company loan of USD 256 million and US dollar net investments for the remainder. On 13 December 2004 this transaction was replaced by a USD 256 million USD-EUR floating/floating interest rate swap as a hedge on the intercompany loan. The market value of this instrument at 31 December 2004 was €5 million. On the portion accounted for as a net investment hedge, hedge effectiveness was tested on a quarterly basis and was fully effective. Realised gains on the net investment hedge have been recorded in the cumulative translation adjustment account within equity.

Notes to the consolidated statements of income

The following arrangements are not reflected in the table above:

In December 2004, we unwound USD 200 million of outstanding interest rate swaps on which we were receiving fixed interest and paying floating interest. In December 2004, we entered into €300 million of interest rate swaps whereby we receive fixed interest and pay floating interest. These interest rate swaps act as a hedge against the fair value interest rate risk of our 5.125% December 2008 Eurobond. The market value of these instruments amounted to negative €1 million as of 31 December 2004.

£ 15   NET SALES: 12,585 MILLION (2003: 11,785; 2002: 11,662)

The net sales of mail, express and logistics relate to the trading activities of all three divisions, arising from rendering services.

Net sales by division

	Year ended at 31 December

	2004	2003	2002[1]

Mail	3,865	3,852	3,949
Express	4,638	4,201	4,119
Logistics	4,058	3,714	3,577
Other	24	18	17

Total net sales	12,585	11,785	11,662

(in € millions)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.

In note 28 “Segment Reporting”, the net sales allocated by geographical area in the country or region in which the entity records the sales are specified.

£ 16   OTHER OPERATING REVENUES: €50 MILLION
(2003: 81; 2002: 120)

Other operating revenues are related to the sale of goods and rendering services, not related to the normal trading activities. Other operating revenues included certain revenues from net gains from sale of property, plant and equipment (€8 million; 2003: 33; 2002: 30), the disposal of shares of interest in group companies

124	TPG Annual Report 2004

Back to Contents

(€1 million; 2003: 9; 2002: 58) and the rent of buildings and houses and other revenues (€41 million; 2003: 39; 2002: 32).

£ 17   SALARIES AND SOCIAL SECURITY
CONTRIBUTIONS: €4,305 MILLION (2003: 4,163; 2002: 4,027)

	Year ended at 31 December

	2004	2003	2002

Salaries	3,532	3,509	3,423
Pension contributions	164	85	57
Social security contributions	609	569	547

Total	4,305	4,163	4,027

(in € millions)

The net periodic pension cost in 2004 in respect of the defined benefit pension plans amounted to €128 million (2003: 43; 2002: 6). Included in this amount was €87 million termination benefit costs and the pro rata part of the unrecognised settlement losses as described in note 9.

The expense in respect of defined contribution plans amounted to €38 million in 2004 (2003: 42; 2002: 51).

Included in salaries was a positive effect from the settlement for future wage guarantees which resulted in a €134 million refund from an insurance company.

	2004	2003	2002

Employees at year end [1]	162,244	163,028	150,365
Mail	76,730	80,613	75,424
Express [2]	44,933	43,723	41,601
Logistics [2]	40,581	38,692	33,340

Employees of proportionaly consolidated joint ventures [3]	8,979	7,363	9,919

Number of external agency staff at year end [4]	8,175	5,816	4,331

FTE’s year average[1,5]	122,325	121,299	113,444
Mail	41,183	44,328	43,623
Express [2]	41,396	39,476	37,414
Logistics [2]	39,746	37,495	32,407

FTE’s of proportionaly consolidated joint ventures [3,5]	7,580	6,275	8,447

Employees at year end per geographic region:
The Netherlands	66,382	69,005	70,645
Rest of Europe	67,286	69,558	57,574

Europe in total	133,668	138,563	128,219

China and Taiwan	2,697	1,801	523
Rest of Asia	5,284	4,080	4,139
Australia & Pacific	5,864	5,819	5,468
USA and Canada	7,733	6,920	6,839
Rest of the World	6,998	5,845	5,177

Total employees	162,244	163,028	150,365

(in € millions) (including temporary employees on our payroll)
1.	Including temporary employees on our payroll.
2.	Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.
3.	On a 100% basis.
4.	Only external staff employed by group companies, prior year numbers are adjusted for comparative purposes.
5.	FTE’s (full time equivalents) are monthly calculated and based on the total hours worked divided by the locally standard working weeks or contracts.
The yearly average is based on the summation of the monthly numbers and divided by twelve.

TPG Annual Report 2004	125

Back to Contents
Chapter 12	Financial statements and other information

At the end of 2004, 8,979 people (2003: 7,363; 2002: 9,919) were employed by proportionately consolidated companies, of whom 4,964 (2003: 4,139; 2002: 5,854) were on the payroll of Dutch companies, primarily Postkantoren B.V., and 4,015 (2003: 3,224; 2002: 4,065) were on the payroll of companies outside the Netherlands.

Employees in our logistics division increased in 2004 by 1,889 (2003: 5,352) or 4.9%, compared to an increase of FTE’s of 2,251 (2003: 5,088) or 6.0%. This is mainly due to the acquisition of Wilson.

In 2004 the average number of full time equivalent in the mail division was 41,183. This was a decrease of 3,145 compared to last year was mainly caused by restructuring plans and natural attrition in the Netherlands:

The number of external agency staff increased by 2,359 (2003: 1,485). The increase of external agency staff was mainly related to flexible work force programs in the UK in our logistics division.

Remuneration Members of the Supervisory Board
Over 2004, the accrued remuneration of the current members of the Supervisory Board, excluding VAT, amounted to €335,227 (2003: 343,737; 2002: 359,051). The remuneration of the individual members of the Supervisory Board is set out in the table below:

Supervisory Board compensation

	Base compensation	Other payments [1]	Total renumeration

R.J.N. Abrahamsen	36,302	8,508	44,810
J.M.T. Cochrane	36,302	3,403	39,705
R. Dahan	36,302	5,672	41,974
V. Halberstadt	36,302	3,971	40,273
J.H.M. Hommen	36,302	6,807	43,109
W. Kok	36,302	1,134	37,436
R.W.H. Stomberg	36,302	4,538	40,840
M. Tabaksblat	45,378	1,702	47,080

Total current Supervisory Board members	299,492	35,735	335,227
F. Bernabè	9,076	1,134	10,210
Total former Supervisory Board members	9,076	1,134	10,210

Total Supervisory Board compensation	308,568	36,869	345,437

1.	Payments relating to number of Supervisory Board committee meetings attended.

No options or shares were granted to members of the Supervisory Board and none of the members of the Supervisory Board accrued any pension rights with our company.

Remuneration of Members of the Board of Management
During 2004, the Board of Management consisted of five members. The Board of Management remained unchanged during 2004.

TOTAL REMUNERATION
In 2004, the remuneration, including pension and social security contributions, of the current and the former members of the Board of Management amounted to €7,956,604 (in 2003: €13,923,698; 2002 €7,243,908. Included is €334,661 (in 2003: €8,925,560; 2002: €14,266) with respect of former members of the Board of Management.

The severance payments in 2004 relate to loans granted to the members of the Board for the taxation on their option grant in 1999. The loan to former members of the Board was waived.

The pension contribution for the defined benefit pension plan of Dave Kulik is on a non-funded pension scheme, meaning that the liability for a future pension exists, but the money is not actually transferred to a fund. The 2004 accrual for the special incentive for Dave Kulik is included separately.

126	TPG Annual Report 2004

Back to Contents

The remuneration of the individual members of the Board of Management is set out in the table below:

Compensation & Benefits Board of Management

	Periodic paid compensation	Profit share and bonus	Severance payments	Pension contributions for future payments	2004 total	2003 total

Peter Bakker	977,867	717,805		199,321	1,894,993	1,453,029
Jan Haars	530,119	399,691		211,962	1,141,772	1,171,789
Harry Koorstra	637,251	494,116		143,844	1,275,211	1,975,313
Dave Kulik	679,550	614,513		781,190	2,075,253	450,146
Marie-Christine Lombard	709,714	375,000		150,000	1,234,714

Total current Board of Management	3,534,501	2,601,125		1,486,317	7,621,943	5,050,277
John Fellows			82,087		82,087	33,891
Bert van Doorn			126,287		126,287	52,139
Carel Paauwe			126,287		126,287
Alan Jones						6,250,100
Roberto Rossi						2,537,291
Total former Board of Management			334,661		334,661	8,873,421

Total Board of Management	3,534,501	2,601,125	334,661	1,486,317	7,956,604	13,923,698

1.	The severance payments in 2004 relate to a loan that was granted to the members of the Board for the taxation on their option grant in 1999. The current members of the Board have repaid their loan to company in full in 2004. The loan to former members of the Board was waived.

BASE SALARY
Details of the base salary and the other periodic paid compensation elements of the current Board of Management are set out below:

Compensation & Benefits Board of Management

	Base Salary	Other periodic paid compensation [1]	2004 periodic paid compensation

Peter Bakker	900,000	77,867	977,867
Jan Haars	500,000	30,119	530,119
Harry Koorstra	600,000	37,251	637,251
Dave Kulik	600,000	79,550	679,550
Marie-Christine Lombard	500,000	209,714	709,714

Total current Board of Management	3,100,000	434,501	3,534,501

1.	Includes company costs related to tax and social security.

For 2004 the Board of Management has not received an increase in base salary. In 2005 the Board of Management again will not receive an increase in base salary. The country of residence component in the base salary for Dave Kulik and Marie-Christine Lombard consists of €500,000 for Dave Kulik and €400,000 for Marie-Christine Lombard.

SHORT-TERM INCENTIVE
Since 2002, we account for bonus payments on the basis of the accrued bonuses for the performance of the year reported. In 2004, an amount of €191,952 was paid to the members of the Board of Management for performance over 2003. In the table below the amount of €2,288,333 reflects the accrued bonuses for performance over 2004 and the amount of €142,746 reflects the accrued costs for the rights on matching shares that were granted in 2003 and 2002. The amount of € 170,046 reflects the accrual for the special incentive on logistics performance for Dave Kulik.

The economic profit targets for 2004 were met. The 2004 earnings per share performance target was met at stretch. The 2004 accrual for the special incentive for Dave Kulik has been included separately.

TPG Annual Report 2004	127

Back to Contents
Chapter 12	Financial statements and other information

The 2004 profit share and bonus amounts for the members of the Board of Management are accrued as set out below:

Compensation & Benefits Board of Management

	Accrued for 2004 performance	2004 bonus as percentage of base pay	Other bonus / special payments	Accrued for matching shares on 2004 bonus	Profit share and bonus

Peter Bakker	675,000

		75
%
				42,805

					717,805

Jan Haars	375,000	75%		24,691	399,691
Harry Koorstra	450,000	75%		44,116	494,116
Dave Kulik	413,333	69%	170,046	31,134	614,513
Marie-Christine Lombard	375,000	75%			375,000

Total current Board of Management	2,288,333			142,746	2,601,125

SHARE-MATCHING SCHEME
In 2004, of the amount of €191,952 paid in relation to company results, 75% (€143,964) was paid in cash and 25% (€47,988) was paid in shares. These bonus-shares are held in a trust by our share administrator.

All members of the Board of Management participated in the scheme for the bonus earned during their Board membership and none of the acquired shares were sold during their Board membership. Marie-Christine Lombard will start participating in the share matching scheme of the Board of Management as of 2005.

Current holdings of bonus-related shares (including shares from reinvested dividends) and matching entitlement is set out in the following two tables below:

		NUMBER OF BONUS RELATED SHARES

				Granted or	Sold or
			Share held as of	acquired during	transferred	Share held as of
			1 Jan 2004	the year	during the year	31 Dec 2004

Peter Bakker	2003	Bonus	7,042	–		7,042
		Dividend	55	–		55
	2004	Bonus	–
		Dividend	–	149		149
Jan Haars	2003	Bonus	4,062	–		4,062
		Dividend	31	–		31
	2004	Bonus	–
		Dividend	–	86		86
Harry Koorstra	2003	Bonus	5,523	–		5,523
		Dividend	43	–		43
	2004	Bonus	–	2,602		2,602
		Dividend	–	139		139
Dave Kulik	2003	Bonus	3,880	–		3,880
		Dividend	30	–		30
	2004[1]	Bonus	–	1,863		1,863
		Dividend	–	98		98
Marie-Christine Lombard	2003	Bonus	–	–
		Dividend	–	–
	2004	Bonus	–
		Dividend	–

Current members		Total	20,666	4,937		25,603
Former members			9,011	–	9,011

Total			29,677	4,937	9,011	25,603

1.	using 25% of bonus earned before the appointment as member of the Board of Management.

128	TPG Annual Report 2004

Back to Contents

	Number of matching rights on shares
	Year	Outstanding as of 1 Jan 2004	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of 31 Dec 2004	Remaining years contractual life

Peter Bakker	2003	7,042	-	-	-	7,042	1.3
	2004	-	-	-	-	-
Jan Haas	2003	4,062	-	-	-	4,062	1.3
	2004	-	-	-	-	-
Harry Koorstra	2003	5,523	-	-	-	5,523	1.3
	2004	-	2,602	-	-	2,602	2.3
Dave Kulik	2003	3,880	-	-	-	3,880	1.3
	2004[1]	-	1,863	-	-	1,863	2.3

Total		20,507	4,465	-	-	24,972

1.  using 25% of bonus earned before the appointment as member of the Board of Management.

LONG-TERM INCENTIVES
The maximum number of options and performance shares that can vest are disclosed in this report (150% of base allocation share options and 120% of base allocation performance shares).

LONG TERM INCENTIVE / SHARE OPTION SCHEME
The table below summarises the status of the number of outstanding options granted to the members of the Board of Management1:

	Year
			NUMBER OF OPTIONS					AMOUNTS IN €

			Outstanding as of 1 Jan 2004	Granted during the year [3]	Exercised during the year	Forfeited during the year	Outstanding as of 31 Dec 2004	Exercise price	Share price on exercise date	Remaining years in contractual life

Peter Bakker	1999		20,000	-	-	20,000		25.26
	2000		20,000	-	-	-	20,000	24.96		0.4
	2001		20,000	-	-	-	20,000	23.66		1.2
	2002		60,000	-	-	-	60,000	22.24		2.1
	2003		60,000	-	-	-	60,000	13.85		6.1
	2004		-	90,000	-	-	90,000	18.44		7.3
Jan Haars	2002		30,000	-	-	-	30,000	18.41		2.6
	2003		30,000	-	-	-	30,000	13.85		6.1
	2004		-	45,000	-	-	45,000	18.44		7.3
Harry Koorstra	2000	[2]	9,000	-	-	-	9,000	24.96		0.4
	2001		20,000	-	-	-	20,000	23.66		1.2
	2002		30,000	-	-	-	30,000	22.24		2.1
	2003		30,000	-	-	-	30,000	13.85		6.1
	2004		-	45,000	-	-	45,000	18.44		7.3
Dave Kulik	2003	[2]	18,000	-	-	-	18,000	13.85		6.1
	2004		-	45,000	-	-	45,000	18.44		7.3
Marie-Christine Lombard	2004		-	45,000	-	-	45,000	18.44		7.3

Current members	Total		347,000	270,000		20,000	597,000
Former members	1999		60,000	-	-	60,000	-	25.26
	2000		40,000	-	-	-	40,000	24.96		0.4

Former members	Total		100,000	-	-	60,000	40,000

Total			447,000	270,000	-	80,000	637,000

1	The options of the (former) members of the Board of Management only include the options granted as of the year of appointment to the Board of Management.
2	Granted before the appointment as member of the Board of Management.
3	150% of base allocation being the maximum number of options exercisable under the performance schedule.

No member of the Board of Management has exercised options.

TPG Annual Report 2004	129

Back to Contents

Chapter 12     Financial statements and other information

LONG TERM INCENTIVE / PERFORMANCE SHARE SCHEME

The table below summarises the status of the rights awarded under the Performance Share Scheme to the members of the Board of Management:

Board of Management
	Number of rights on performance shares

	Year	Outstanding as of 1 Jan 2004	Granted during the year [1]	Exercised during the year	Forfeited during the year	Outstanding as of 31 Dec 2004	Remaining years contractual life

Peter Bakker	2002	8,938	-	(5,586)	(3,352)		-
	2003	11,795				11,795	1.0
	2004		13,015	-		13,015	2.0
Jan Haars	2002	5,958	-	(3,724)	(2,234)		-
	2003	7,863				7,863	1.0
	2004		6,507	-		6,507	2.0
Harry Koorstra	2002	5,958	-	(3,724)	(2,234)		-
	2003	7,863				7,863	1.0
	2004		6,507	-		6,507	2.0
Dave Kulik	2004		6,507	-		6,507	2.0
Marie-Christine Lombard	2004		6,507	-		6,507	2.0

Total		48,375	39,043	(13,034)	(7,820)	66,564

1.	120% of base allocation being the maximum number of rights on performance shares that can vest under the performance schedule.

Our relative total shareholder return over the period from 1 January 2002 through 31 December 2004 governs the share option grant and performance share grant for 2002. Our relative total shareholder return over the period from 1 January 2003 through 31 December 2005 governs the share option grant and performance share grant for 2003. If the granted share options and granted rights on performance shares were to vest on 31

December 2004, our total shareholder return performance through 31 December 2004 would lead to the following vesting percentages for share options and granted rights on performance shares:

Vesting percentages as per 31 Dec 2004 according to TSR performance schedules			Vesting percentage share options	Vesting percentage of performance shares

	Year of grant	Relative position when compared with peergroup

AEX companies	2002	2nd quartile	50%	50%
Peer competitors	2002	3rd quartile	25%	25%

Total 2002			75%	75%

AEX companies	2003	2nd quartile	50%	50%
Peer competitors	2003	3rd quartile	25%	25%

Total 2003			75%	75%

AEX companies	2004	2nd quartile	50%	50%
Peer competitors	2004	2nd quartile	50%	50%

Total 2004			100%	100%

If the granted share options were to vest on 31 December 2004, the following share options would have vested based on the total shareholders return vesting percentages shown in the previous vesting table above.

130	TPG Annual Report 2004

Back to Contents

Vesting share options as per 31 Dec 2004 according to TSR performance schedules

	Year	Outstanding share options as of 31 Dec 2004 (max. 150% of base allocation)	Base allocation outstanding share options as of 31 Dec 2004	Vesting percentage relating to TSR performance schedule	Vesting as per 31 Dec 2004

Peter Bakker	2002	60,000	40,000	75%	30,000
	2003	60,000	40,000	75%	30,000
	2004	90,000	60,000	100%	60,000
Jan Haars	2002	30,000	20,000	75%	15,000
	2003	30,000	20,000	75%	15,000
	2004	45,000	30,000	100%	30,000
Harry Koorstra	2002	30,000	20,000	75%	15,000
	2003	30,000	20,000	75%	15,000
	2004	45,000	30,000	100%	30,000
Dave Kulik	2003	18,000	12,000	75%	9,000
	2004	45,000	30,000	100%	30,000
Marie-Christine Lombard	2004	45,000	30,000	100%	30,000

Total		528,000	352,000		309,000

The table below shows the actual vesting of the 2002 performance shares on 31 December 2004, since the performance period ended then and vesting was after three financial years.

For the grants after 2002, it shows what would vest if the performance period ended on 31 December 2004.

Vesting performance shares as per 31 December 2004 according to TSR performance schedules

	Year	Outstanding rights on performance shares as of 31 Dec 2004 (max. 120% of base allocation)	Base allocation outstanding rights on performance shares as of 31 Dec 2004	Vesting percentage relating to TSR performance schedule	Vesting as per 31 Dec 2004

Peter Bakker	2002	-	-	75%	5,586
	2003	11,795	9,829	75%	7,372
	2004	13,015	10,846	100%	10,846
Jan Haars	2002	-	-	75%	3,724
	2003	7,863	6,553	75%	4,915
	2004	6,507	5,423	100%	5,423
Harry Koorstra	2002	-	-	75%	3,724
	2003	7,863	6,553	75%	4,915
	2004	6,507	5,423	100%	5,423
Dave Kulik	2003	-	-	-	-
	2004	6,507	5,423	100%	5,423
Marie-Christine Lombard	2004	6,507	5,423	100%	5,423

Total		66,564	55,470		62,774

VARIABLE COMPENSATION
In the table below the total variable compensation granted in 2004 to the members of the Board of Management is expressed as a percentage of base salary. For this purpose the value of the rights on matching shares, share options and rights on performance shares were calculated using the Black-Scholes formula and a weighted probability analysis provided by Towers Perrin. The 2004 accrual for the special incentive for Dave Kulik is included separately.

TPG Annual Report 2004	131

Back to Contents

Chapter 12     Financial statements and other information

Compensation & Benefits Board of Management
	Bonus for 2004 performance	Rights on matching shares accrued	Share options granted in 2004	Rights on performance shares granted in 2004	Other bonus/accrued special incentive	Total variable compensation	Base salary	Total variable compensation as % of base pay

Peter Bakker	675,000	42,805	229,800	133,404		1,081,009	900,000	120%
Jan Haars	375,000	24,691	114,900	66,697		581,288	500,000	116%
Harry Koorstra	450,000	44,116	114,900	66,697		675,713	600,000	113%
Dave Kulik	413.333	31,134	114,900	66,697	170,046	796,110	600,000	133%
Marie-Christine Lombard	375,000		114,900	66,697		556,597	500,000	111%

Total	2,288,333	142,746	689,400	400,192	170,046	3,690,717	3,100,000	119%

SEVERANCE

Termination arrangements for the members of the Board of Management are as follows:

	Notice period as Board member	Compensation related to the change in controle clause	Other severance arrangements

Peter Bakker	Six months	Two years’ compensation	None

Jan Haars	Six months	Two years’ compensation[1]	Two years’ compensation

Harry Koorstra	Six months	Two years’ compensation	None

Dave Kulik	Six months	Two years’ compensation	Local practice for US based salary + one year of Dutch salary

Marie-Christine Lombard	Six months	Two years’ compensation	Local practice for France based salary+ one year of Dutch salary

1. Double trigger (both employer and employee have the right to claim).

Compensation is defined as the base compensation, the average bonus over the last three years and pension contribution. For members of the Board of Management who are not resident

PENSIONS
Peter Bakker, Jan Haars and Harry Koorstra are participants in a defined benefit scheme, which provides an annual benefit of 70% of pensionable salary, assuming 35 years of service. Dave Kulik participates in a defined benefit scheme with a normal retirement benefit accrual of 1.75% per year and a 401(k) scheme (defined contribution). Marie-Christine Lombard participates in a defined in the Netherlands, we have followed local practice for the severance on what is regarded as the country of residence component of their base salary.

contribution pension scheme. The pensionable age of Peter Bakker and Harry Koorstra is 65; the pensionable age of Jan Haars is 60 years of age. The foreseen pensionable age of Dave Kulik is 60. The accrued benefits and the transfer values (for participants in a defined benefit scheme) of the members of the Board of Management are as follows:

			Transfer / fund	Transfer / fund
			value of	value of				Changes in
		Type of	accrued	accrued	Changes in	Accrued	Accrued	accrued
	Age at 31	pension	benefits at 31	benefits at 31	transfer value	benefits at 31	benefits at 31	benefits during
	Dec 2004	scheme [1]	Dec 2003[2]	Dec 2004[2]	during 2004	Dec 2003	Dec 2004	2004

Peter Bakker	43	DB	1,339,456	1,503,243	163,787	216,609	234,207	17,598
Jan Haars	53	DB	2,163,517	2,374,951	211,434	173,530	183,092	9,562
Harry Koorstra	53	DB	2,631,497	2,845,674	214,177	287,191	298,711	11,520
Dave Kulik [3]	56	DB	2,338,239	3,096,986	758,747	241,752	299,628	57,876

1.	DB = defined benefit.
2.	Transfer value is disclosed in case of defined benefit pension scheme
3.	In 2003 the transfer value of accrued benefits at 31 December 2003 should have assumed a retirement age of 60 and a joint and survivor form of annuity. Also it should have included in the calculation of final average pay a long-term incentive accrual in 2003, associated with a plan acquired from the acquisition of CSX. The combined impact is an increase in value of €610,465 versus the amount of €1,727,774 shown in the annual report of 2003. In addition, the transfer value 2004 is impacted by a decrease in the discount rate (6.25% to 5.75%) used to calculate the transfer value.

132	TPG Annual Report 2004

Back to Contents

The difference between the transfer values of the accrued benefits of our Dutch members of the Board of Management have been calculated on the basis of actuarial advice in accordance with the regulations from the Dutch Ministry of Social Affairs and Employment.

For Dave Kulik, the change in transfer value is included in the total remuneration as a pension contribution for future payments. The pension contribution for Dave Kulik is to a non-funded pension scheme, meaning that the liability for a future pension exists, but the money is not actually transferred to a fund.

In addition, we contributed €12,267 for Dave Kulik and €150,000 for Marie-Christine Lombard under a defined contribution scheme.

Personnel and management option plans

PERSONNEL OPTION PLAN
Our Board of Management decided, with the approval of our Supervisory Board, to offer our employees working in the Netherlands under the collective labour agreement a one-time opportunity to participate in a personnel option plan on 4 January 1999. In total 23,716 employees accepted the plan.

The most important aspects of the plan were:
•	The employee was granted an option right for 100 of our
company shares.
•	Options were granted at the opening price (€27.70) as traded on the Euronext Amsterdam on the date the grant is made.
•	The option is exercisable between the third and fifth
anniversary of the day of grant, after five years the outstanding options are forfeited.
•	The option holder retains the right to exercise his/her
option when he/she leaves the company for certain reasons
(retirement, certain reorganisations, disability or death).
•	The option holder loses the right to exercise his/her option when he or she leaves the company for reasons other than
those mentioned above.

At the time of grant of the personnel options tax was levied on the grant of option rights in the Netherlands. Although our personnel options were granted in the most tax efficient way at the time, participation resulted in a net after tax cost to a large number of participants.

Given that the personnel options have never been in the money since they became exercisable on 4 January 2002, we decided to compensate the remaining participants in the personnel option plan for their loss when their options expired on 4 January 2004.

MANAGEMENT OPTION PLAN
Senior managers, excluding members of the Board of Management and former members of the Board of Management, were granted company stock options in 2004 (€3,390,304), 2003 (€3,214,500), and in 2002 (€2,499,750). These grants are part of the policy of granting options each year to eligible members of senior management up to and including 2004.

We see the option plan as part of our remuneration package for managers, and it is particularly aimed at rewarding managers based on the long-term growth of our company. The growth of our company, which is expressed in the share price, is in the interest of both staff and shareholders of our company. In consultation with the Supervisory Board, objective criteria were developed to determine the amount of options to be granted to the management. As from the 2002 option grant, company performance is incorporated in the management option plan. The number of options granted under the 2002, 2003 and 2004 option plans that will ultimately be eligible for exercise, is dependant on our total shareholder return relative to a peer group of direct competitors and a peer group of AEX companies.

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

The most important aspects of the plan are:
•	Options are granted at the average market price as traded on the Euronext Amsterdam on the date the grant is made (2004:
€18.44 / share).
•	For options granted in 2003 and 2004 the option is
exercisable between the third and eighth anniversary of the
day of grant, after eight years the outstanding options are
forfeited.
•	For options granted before 2003 the option is exercisable
between the third and fifth anniversary of the day of grant, after five years the outstanding options are forfeited.
•	The option holder retains the right to exercise his/her
option when he/she leaves the company for certain reasons
(retirement, certain reorganisations, disability or death).
•	The option holder loses the right to exercise his/her option when he or she leaves the company for reasons other than
those mentioned above.

Option rights are granted in accordance with tax procedures and regulations that apply in the country concerned. In the Netherlands in 1999, tax was levied at the time of the grant of option rights and loans were offered to our employees in the Netherlands in order to pay this tax. The company decided not to request repayment of the loans that were associated with the tax paid on the grant of the 1999 management options, that expired in 2004. Approximately €1,3 million was reported in 2004 as costs in the statements of income in this respect. At 31 December 2004 there were no loans receivable (2003: €625,069).

TPG Annual Report 2004	133

Back to Contents

Chapter 12    Financial statements and other information

The exercise of options is subject to the TPG rules governing inside information.

The table below summarises the status of the number of outstanding options granted to personnel and management:

STATEMENTS OF CHANGES OF OUTSTANDING OPTIONS

	Number of options						Amounts in €

	Year	Oustanding as of 1 Jan 2004	Granted during the year [1]	Exercised during the year	Forfeited during the year	Outstanding as of 31Dec 2004	Exercise price	Share price on exercise date	Remaining years in contractual life

Personnel	1999	1,934,800			1,934,800		27.70		-

Management	1999	495,035			495,035		25.26		-
	1999	9,000			9,000		25.26		-
	2000	677,975			54,400	623,575	24.96		0.4
	2000	3,000				3,000	27.62		0.9
	2001	1,369,300			82,800	1,286,500	23.66		1.2
	2002	2,325,150			143,464	2,181,686	22.24		2.1
	2003	3,029,850		45,375	242,950	2,741,525	13.85	18.62	6.1
	2003	19,500				19,500	14.51		6.4
	2004	-	3,390,304	6,000	159,100	3,225,204	18.44	19.80	7.3

Total		9,863,610	3,390,304	51,375	3,121,549	10,080,990

1. 150% of base allocation being the maximum number of options exercisable under the performance schedule.

Statement of changes of outstanding options

	2004		2003		2002

	Number of options	Weighted average exercise price €	Number of options	Weighted average exercise price €	Number of options	Weighted average exercise price €

Balance at beginning of year	10,310,610	21.22	8,088,910	24.31	5,992,460	25.44
Granted	3,660,304	18.44	3,412,500	13.85	2,679,750	22.20
Exercised	(51,375)	14.39	-	-	(18,800)	21.15
Forfeited	(3,201,549)	25.35	(1,190,800)	21.06	(564,500)	26.41

Balance at end of year	10,717,990	19.07	10,310,610	21.22	8,088,910	24.31
Exercisable at 31 December	2,075,200	23.90	3,275,110	26.61	3,124,185	26.23
Weighted average fair value of options at grant date (in €)		3.67		3.29		6.28

The table above also includes the outstanding options of the members of the Board of Management and former members of the Board of Management. All options granted entitle the holder to the allotment of ordinary shares when they are exercised.

BONUS/MATCHING PLAN FOR SENIOR MANAGEMENT
Members of a select group of senior managers were paid 75% of their 2002 and 2003 bonus in cash and 25% as a grant of TPG shares with an associated matching right in 2004 (107,710)

and in 2003 (54,405) if at least 50% of the shares are kept for three years. We see the bonus/matching plan as part of our remuneration package for the members of our top management, and it is particularly aimed at further aligning their interests with the interests of the shareholders. The rights on bonus and matching shares are granted in accordance with the bonus/matching plan, which has been approved by the Supervisory Board.

134	TPG Annual Report 2004

Back to Contents

The most important aspects of the plan are:

•	The grant of the right on bonus shares is in lieu of 25% of an individual’s annual bonus payment, and bonus shares are delivered shortly after the right is granted.
•	The number of bonus shares is calculated by dividing 25% of an individual’s gross annual bonus relating to the preceding financial year by the weighted average share price on the Euronext Amsterdam on the date the grant is made (2004: €18.44/share).
•	The rights on matching shares are granted for zero costs and the number of shares is equal to the number of bonus shares.
•	The matching shares are delivered three years after the delivery of the bonus shares. One matching share is delivered for each bonus share that has been retained for three years.
•	For each bonus share that is sold within three years, the associated right to one matching share lapses. If more than
50% of the bonus shares are sold within three years, the entire right to matching shares lapses with immediate effect.
•	Where a participant leaves the company for certain reasons (retirement, certain reorganisations, disability or death) the right to matching shares will vest immediately and he / she can exercise his / her right pro rata.
•	A participant loses the right to exercise his/her right on matching shares when he/she leaves the company for reasons other than those mentioned above.

The exercise of the rights on matching shares is subject to the rules governing insider trading that apply to our company.

The table below summarises the status of the number of outstanding rights on matching shares granted to senior managers:

	Number of rights on matching shares

	Year	Oustanding as of 1 Jan 2004	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of 31 Dec 2004	Remaining years in contractual life

Management	2003	52,254		455	5,060	46,739	1.3
	2004	-	107,710	81	9,922	97,707	2.3

The number of matching rights on shares granted have been accrued as part of the salary costs of 2004 on a linear pro rata basis.

HEDGING OF SHARES
We manage our risk in connection with the obligations we have under the existing share and option plans by purchasing shares in the market. In 2004 and 2003 we purchased no shares for hedging purposes.

At 31 December 2004 we held a total of 12,579,942 shares of which 4,979,942 shares were held to cover share plans (2003: 5,148,850, 2002: 5,235,260), purchased at a weighted average price per share of €21.92 (2003: €25.24). At 31 December 2004, we held a total of 5,738,048 (2003: 5,561,760, 2002: 2,853,650) unhedged options.

The following table shows how the net earnings per share would be diluted if share options granted were exercised.

	Year ended at 31 December

	2004	2003	2002

Number of issued and outstanding ordinary shares	480,259,522	480,259,522	480,259,522
Number of share held by the company to cover shareplans	4,979,942	5,148,850	5,235,260
Number of share held by the company for annulation	7,600,000	-	-
Average number of ordinary shares per year	473,387,568	475,078,945	475,021,075
Diluted number of ordinary shares per year	592,581	277,185	1,407

Average number of ordinary shares per year on fully diluted basis in the year	473,980,149	475,356,130	475,022,482
Net income ( in € cents) per ordinary share	140.9	63.1	126.1
Net income ( in € cents) per diluted ordinary share	140.7	63.1	126.1

On 29 September 2004 we announced that the Dutch State sold a total of 77.7 million ordinary shares in our outstanding share capital, representing approximately 16% in our company. With the sale and transfer the State has reduced its ownership in our capital from 34.8% to 18.6%. We repurchased 20.7 million of the total amount of shares sold by the State. Transfer of the repurchased ordinary shares has taken place in two tranches. The first tranche of 7.6 million shares was transferred to us on

4 October 2004. The transfer of the remaining 13.1 million shares was completed on 5 January 2005.

The diluted number of ordinary shares in the year is calculated based on the number of options issued which have an exercise price lower than the average market price over 2004 (and so are assumed to be exercised).

TPG Annual Report 2004	135

Back to Contents

Chapter 12    Financial statements and other information

As all options were granted at an exercise price that equals the average price on the Amsterdam Stock Exchange on the day of grant, no charges would have been recorded in the 2002, 2003 and/or 2004 income statements. If the company had elected to recognise compensation expense based on the fair value at the grant dates in accordance with FAS 123, the company’s net income and net income per share would have decreased to the pro forma amounts indicated below:

	Year ended at 31 December

	2004	2003	2002

Net income
As reported	667	300	599
As adjusted (unaudited)	659	294	593
Net income per ordinary share and per ADS
As reported (in € cents)	140.9	63.1	126.1
As adjusted (in € cents) (unaudited)	139.2	61.9	124.8
Net income per diluted ordinary share and per ADS
As reported (in € cents)	140,7	63.1	126.1
As adjusted (in € cents) (unaudited)	139,0	61.8	124.8

(in €millions, except per share data)

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

The main assumptions are summarised in the table below:

	Year ended at 31 December

	2004	2003	2002

Riskfree interest rate (%)	3.07	4.69	3.65
Dividend ( in € cents per share)	57.00	48.00	40.00
Volatility (%)	21.7	29.0	29.0
Vesting period as from 2003 onwards (years)	8	8	5

O 18  DEPRECIATION, AMORTISATION AND
IMPAIRMENTS: 533 MILLION (2003: 711; 2002: 490)

	Year ended at 31 December

	2004	2003	2002

Goodwill amortisation and impairment	146	334	154
Amortisation of other intangibles	52	44	21
Depreciation and impairment property,plant and equipment	335	333	315

Total	533	711	490

(in €millions)

136	TPG Annual Report 2004

Back to Contents

Depreciation and impairments of property, plant and equipment are detailed as follows:

	Year ended at 31 December

	2004	2003	2002

By classification:
Land and buildings	71	62	56
Plant and equipment	136	135	117
Other property, plant and equipment	128	136	142

Total	335	333	315

By cause:
Regular depreciation	324	323	314
Impairment and restoration of previously recognised impairments	11	10	1

Total	335	333	315

(in €millions)

In 2004, the allocation of the amount of depreciation and impairments to the divisions mail, express and logistics was respectively €162 million, €209 million and €158 million, (2003: 176, 198 and 335; 2002: 137, 191 and 159). In addition, depreciation in respect of non-allocated business amounted to €4 million (2003: 2; 2002: 3).

£ 19  OTHER OPERATING EXPENSES: 761 MILLION (2003: 759; 2002: 843)

Total advertising expenses incurred in the year amounted to €45 million (2003: 56; 2002: 72), respectively in mail €21 million, express €21 million and logistics €3 million.

The other operating expenses in mail in 2004 were €261 million (2003: 265; 2002: 315), in express €236 million (2003: 215; 2002: 223) and in logistics €239 million (2003: 253; 2002: 269).

The incurred impairment costs in 2004 are €11 million (2003: 10; 2002: 1). These costs are related to buildings of the express division in Australia and Germany (€7 million). Further, the mail division has incurred impairment costs of €4 million which is related to buildings (€2 million) and plant and equipment (€2 million).

TPG does not conduct research and development, in the narrow sense, comparable with the normal operating activities in this area. Therefore, TPG does not incur research and development costs, in the narrow sense.

Included within other operating expenses are costs incurred with respect of services provided by our group statutory auditors, PricewaterhouseCoopers Accountants N.V. The fees for their services can be divided amongst the following categories:

	Year ended at 31 December

	2004	2003	2002

Audit services	12	8	6
Audit related services	3	0	3
Tax advisory fees	0	1	1
Other services	1	1	2

Total	16	10	12

(in €millions)

Fees for audit services include the audit of TPG’s annual financial statements, the review of interim financial statements, statutory audits, services associated with issuing an audit opinion on the postal concession reporting and services that only the external auditor can reasonably provide. Fees for audit related services include employee benefit plan audits, due diligence related to mergers and acquisitions, internal control reviews, consultation on Sarbanes-Oxley requirements, IFRS training and consultation concerning financial accounting and reporting matters not classified as audit. Fees for tax services include tax compliance, tax advise and tax planning, including all services performed by the external auditor’s professional staff in its tax division, except those rendered in connection with the audit. Fees for other services include financial risk management reviews and training support for accounting, risk management projects, internal audit methodology and systems.

TPG Annual Report 2004	137

Back to Contents

Chapter 12    Financial statements and other information

£  20  INTEREST AND SIMILAR INCOME AND EXPENSES

INTEREST AND SIMILAR INCOME: 37 MILLION (2003: 18; 2002: 20)
Interest and similar income in 2004 increased by €19 million compared to 2003, primarily due to the favourable result on realisation of market-to-market positions following the unwinding of interest rate hedges (€11 million) and higher average cash balances.

INTEREST AND SIMILAR EXPENSES: 114 MILLION (2003: 110; 2002: 128)

	Year ended at 31 December

	2004	2003	2002

Interest on long-term liabilities	86	76	92
Interest added to provisions	1	2	2
Interest on short-term liabilities	8	24	24
Other financial expenses	19	8	10

Total	114	110	128

(in € millions)

Interest and similar expenses increased by €4 million (3.6%) compared to 2003. Interest and similar expenses were favourably impacted through a reduction in average gross debt which was offset by one off interest charges incurred on taxes (€6 million). The interest and similar expenses was adversely affected by interest rate movements (€3 million), particularly as UK rates

£  21  INCOME TAXES: 428 MILLION (2003: 368; 2002: 341)

Income taxes in the statements of income of 2004 amount to €428 million (2003: 368; 2002: 341), or 39.0% (2003: 54.5%; 2002: 35.9%) of income before income taxes, €105 million of our total income taxes relates to tax authorities outside the Netherlands (2003: 104; 2002: 88).

increased, and higher expenses as a result of foreign exchange losses (€ 3 million). The interest charge benefited from the strengthening euro exchange rate in relation to US dollar (€2 million). Other financial expenses comprise hedge costs of 14 million (2003: 8; 2002: 7) and foreign exchange losses of €3 million (2003: 0; 2002: 3).

	Year ended at 31 December

	2004	2003	2002

Dutch statutory income tax-rate:	34.5	34.5	34.5

Adjustment regarding effective income tax rates other countries	(1.3)	(1.1)	(0.6)

Permanent differences:

Non and partly deductible costs	0.8	0.7	0.6

Amortisation of goodwill	3.4	3.7	3.6

Exempt income	-	(0.3)	(0.6)

Other	1.6	7.1	(1.6)

Effective income tax rate (excluding goodwill impairment)	39.0	44.6	35.9

Impact goodwill impairment	-	9.9

Effective income tax rate (including goodwill impairment)	39.0	54.5	35.9

(in percentages)

138	TPG Annual Report 2004

Back to Contents

Income taxes differ from the amount calculated by multiplying the Dutch statutory corporate income tax rate with the income before income taxes. In 2004, the effective income tax rate was 39.0% (2003: 54.5%; 2002: 35.9%), which is higher than the statutory corporate income tax rate of 34.5% in The Netherlands (2003: 34.5%; 2002: 34.5%). The decline on the effective tax rate is predominantly the result of the impact of the non-tax deductible goodwill impairments in the third quarter of 2003

(9.9%) and the effect in 2003 of the €59 million to cover our estimate of liability to the UK Inland Revenue. The item “Other” in 2004 included an increase of the tax rate by 3.9 % in relation to an settlement with tax authorities regarding the past and future treatment of a transfer pricing issue. This was partially offset (1.6%) by an improvement in our deferred tax position resulting from a decrease in the statutory Dutch corporate income tax rate.

Income tax expense consists of the following:

	Year ended at 31 December

	2004	2003	2002

Current tax expense	347	188	357
Changes in deferred taxes (excluding acquisitions / foreign exchange effects)	81	180	(16)

Total income taxes	428	368	341

(in € millions)

In the year 2004, the current tax expense amounted to €347 million (2003: 188; 2002: 357). The difference between the total income taxes in the statements of income and the current tax expense is due to timing differences. These differences are recognised as deferred tax assets or deferred tax liabilities.

The following table shows the movements in deferred tax assets in 2004:

Deferred tax assets at 31 December 2003	242
Changes	(9)
Minimum pension liabilities	200
(De)consolidation / foreign exchange effects	2
Deferred tax assets at 31 December 2004	435

Deferred tax assets arise because of the following differences:

	Year ended at 31 December

	2004	2003

Differences between valuation for book and tax purposes of:
Provisions	28	(24)
Property, plant and equipment	5	3
Losses carried forward	98	110
Minimum pension liabilities	200	-
Other	104	153

Total deferred tax assets	435	242

(in € millions)

Deferred tax assets and liabilities with the same term and the same consolidated tax group are presented net in the balance sheet if we have a legally enforceable right to offset the recognised amounts.

At 31 December 2004, deferred tax assets amounting to €395 million (2003: 205) have been accounted for as financial fixed assets and €40 million (2003: 37) within accounts receivable. Included financial fixed assets is an amount of €200 million relating to the deferred tax on the minimum pension liability (see note 9).

The total accumulated losses that are available for carry forward at 31 December 2004 amounted to €793 million (2003: 750).

With these losses carried forward, future tax benefits of €260 million could be recognised (2003: 248). Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. Deferred tax assets are recognised if it is more likely than not that they will be realised in the foreseeable future. As a result of that we recorded deferred tax assets of €98 million at the end of 2004 (2003: 110). We established valuation allowances and have therefore effectively not recognised €162 million (2003: 138) of the potential future tax benefits. This is mainly due to the uncertainty regarding the realisation of such benefits, for example as a result of the expiry of tax losses carried forward and legislative changes.

TPG Annual Report 2004	139

Back to Contents

Chapter 12    Financial statements and other information

The expiration of total accumulated losses is presented in the table below:

2004

2005	8
2006	7
2007	10
2008	22
2009 and thereafter	147
Indefinite	599

Total	793

(in € millions)

Of the total deferred tax liabilities €10 million is of a short-term nature (2003: 7). Deferred tax liabilities arise because of the following differences:

The following table shows the movements in deferred tax liabilities in 2004:

Deferred tax liabilities at 31 December 2003	143
Changes	72
(De)consolidation / foreign exchange effects	3

Deferred tax liabilities at 31 December 2004	218

(in € millions)

	Year ended at 31 December

	2004	2003

Differences between valuation for book and tax purposes of:
Provisions	115	2
Property, plant and equipment	73	80
Other	30	61

Total deferred tax liabilities	218	143

(in € millions)

A multinational group the size of TPG will always be exposed to varying degrees of uncertainty related to tax initiatives and regulatory reviews and audits. Whenever such uncertainties arise, potential unfavourable consequences are assessed and accrued for accordingly in our financial statements.

Notes to the consolidated cash flow statements

£ 22  NET CASH PROVIDED BY OPERATING
ACTIVITIES: 1,000 MILLION (2003: 937; 2002: 1,032)

Net cash provided by operating activities was €1,000 million, which is 7% above last year (€937 million). Net income contributed €667 million or €1,200 million if corrected for the non-cash impact of depreciation, amortisation and impairments an increase of €189 million or 19% to last year (€1,011 million).

The change in deferred taxes of €82 million is a non-cash item that is primarily attributable to tax deductible pension payments in 2004 and utilisation of tax losses carried forward, partly offset by an adjustment to the net deferred tax position, due to the decrease of the Dutch statutory tax rate from 34.5% in 2004 to 31.5%, 30.5% and 30.0% in respectively 2005, 2006 and 2007 and further. This resulted into a reduction of our current income tax payable position included in working capital.

The negative non-cash impact of €3 million (2003: 7) from other provisions was primarily the result of releases and withdrawals, which were partly offset by additions.

The changes in pension liabilities of €309 million reflects the total non-cash cost for the defined benefit pension schemes of €41 million (2003:43), the non-cash costs related to the Personal Seniors Arrangement of €87 million and total cash payments of €437 million. Cash contributions to various pension funds, the majority of which for our Dutch employees who fall under our collective labour agreement, totalled €200 million (2003:185), of these payments €91 million (2003:100) was contributed as prescribed by the minimum funding requirements of the DNB.

140	TPG Annual Report 2004

Back to Contents

Our cash payments for pensions, which fall under the transitional plan of our Dutch collective labour agreement and are directly paid by TPG (see note 9 to our financial statements), amounted to €95 million (2003: 79). The remaining cash contribution of €142 million related to the Personal Seniors Arrangement.

Working capital decreased by €30 million in 2004 versus an increase of €26 million in 2003. Most of the decrease in 2004 relates to the trade receivable position that moved favourably by €77 million (2003:4). The net income tax receivable position of €32 million (2003, tax payable: 18) reflects total income tax payments in 2004 of €396 million compared to €288 million in 2003. Net Interest paid in 2004 amounted to €64 million compared to €84 million in 2003. Trade payables decreased the cash flow by €66 million and compared unfavourably with a decrease of €19 million in 2003. In 2004 both debtor days and creditors days decreased. The decrease in debtor days contributed to the decrease in working capital, whereas the decrease in creditor days slightly increased working capital. Other current assets moved unfavourable by €11 million (2003: 10) caused by an increase of prepayments and accrued income.

£ 23  NET CASH USED IN INVESTING ACTIVITIES: (338)
MILLION (2003: (373); 2002: (518))
In 2004 the total payments for acquisitions of group and affiliated companies amounted to €228 million (2003: 75), which was primarily attributable to the acquisition of Wilson (€190 million) in the logistics division. The payments of €190 million included the total acquisition price of €183 million and transaction costs of €7 million. We also made several smaller acquisitions, our mail division for an amount of €14 million (2003: 34), including the remaining shares of Höfinger and the establishment of the joint venture Cendris BSC Customer Contact and our express division, an amount of €2 million (2003: 4). In our logistics division, other acquisitions included Ventana and the remaining 60% shares of Overtrans in Italy and the remaining 50% of the shares of TNT Lojistik ve Dagitim Hizmetleri in Turkey for a total amount of €11 million (2003: 21). The funds we used for acquisitions of affiliated companies amounted to €11 million (2003: 16), primarily related to additional capital contributions to our affiliate Logispring of €10 million.

During 2004, we also disposed of some interests in group and affiliated companies with a rounded net book value of zero (2003: 8), the largest of which was TNT-DFDS Transport Logistics.

In 2004, capital expenditures on property, plant and equipment amounted to €290 million (2003: 287). Of this amount €75 million (2003: 82) related to mail, €140 million (2003: 124) to express, €69 million (2003: 77) to logistics and €6 million (2003: 4) to corporate. The capital expenditures on intangible assets of €67 million (2003: 67) mainly related to software (€62 million) and the remainder related to prepayments on intangible assets (€4 million), mostly relating to software, and licenses and concessions (€1 million).

In mail, the major capital expenditures related mostly to sorting equipment and information technology, needed among other reasons to support the introduction of sequence sorting. In express, capital expenditures included investments in depots, hubs and warehouses, and replacements and operational equipment including automated sorting systems. In logistics the majority of capital expenditures related to warehouses and equipment (e.g. forklifts, racking systems, trailers and trucks) dedicated to the operation of contracts and offices.

Disposals of property plant and equipment in 2004 totalled €32 million in 2004 (2003: 40) related to the sale of buildings at Belgische Distributie Dienst (€5 million) and Postkantoren (€2 million) in the mail division and at TNT Express Properties (München) B.V. in Germany (€3 million) in the express division and to various smaller disposals of property plant and equipment throughout the company. The disposal of intangible assets of €15 million (2003: 6) is a combination of disposed goodwill for €13 million, mainly related to TNT-DFDS Transport Logistics and software for €2 million.

In 2004, non-cash investing activities totalled €11 million (2003: 26), related to additional finance leases.

Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled €98 million in 2004, which was a decrease of 8.4% compared to 2003 (€107 million). This decrease reflected large 2003 spending within European Mail Networks on seal machines (VSP) and a decrease in housing expenditures within Real Estate compared to the previous year.

The main capital expenditures in 2004 related to machinery €22 million (2003: 23), software €19 million (2003: 25), hardware €12 million (2003: 6) and housing €11 million (2003: 21). The remaining €34 million (2003: 32) of capital expenditure related to various smaller projects, most of which were individually less than €1 million and including building refurbishments mainly in the Netherlands, replacement of IT equipment and various other capital expenditures.

Significant investments were made in the sorting process, with a total amount of €23 million invested in sequence sorting machines and sequence sorting software and €6 million invested in tray cart unloaders. By the end of 2004, 151 sequence sorting machines have been placed. In total, 286 sequence sorting machines are expected to be operational before the end of 2005.

Capital expenditure on property plant and equipment and other intangible assets by our express division totalled €171 million in 2004, which was an increase of 6.9% compared to 2003 (€160 million). Some of the larger express capital expenditures in 2004 related to depots, hubs and warehouses €76 million (2003: 55), depot equipment used in operations, including fleet expansions and replacements €23 million (2003: 30), and information technology, communication and other operational equipment, including automated sorting systems for €41 million (2003: 52). Of the total €140 million (2003: 124) capital expenditure on property, plant and equipment, €126 million (2003: 84), or 90% was spent in Europe.

During 2004, capital expenditures on other intangible assets totalled €31 million (2003: 36) and related primarily to the development of financial systems (e-back office) software and further enhancements to our international shared systems.

Some of the larger express capital expenditures in 2004 included the investments for warehouse and IT related to our pan-government archiving contract in the UK (€10 million), a new

TPG Annual Report 2004	141

Back to Contents

Chapter 12    Financial statements and other information

head office for France in Lyon (€10 million), the replacement of trailers and tractor units in the UK (€7 million), depots in Stockholm (€6 million), Birmingham (€3 million) and Enfield (€3 million) and the first investments in the expansion of the Air hub in Liège (€4 million).

Capital expenditure on property, plant and equipment and other intangible assets by our logistics division totalled €82 million in 2004, which is comparable to the capital expenditures in 2003 (€83 million). The majority of the expenditures in property, plant and equipment relate to new business acquired and to other equipment dedicated to operate logistics contracts throughout the world.

The largest capital expenditures on property plant and equipment and other intangibles in the logistics division were concentrated in the United Kingdom (€18 million), followed by Central and Eastern Europe (€12 million), North America (€10 million), Italy (€13 million), Asia (€5 million) and South America (€4 million).

The €18 million invested in the United Kingdom was mainly spent on warehouses and equipment. In Central and Eastern Europe, €6 million was invested in warehouses and equipment to service the DaimlerChrysler contract in Germany. In the remainder of continental Europe, €33 million was invested in warehouses, new depots and automated warehouse racking, information technology and systems security engineering. In Italy, €13m was invested in warehouse equipment, information technology and systems security engineering. In Australia, €5 million was invested in warehouses and equipment for new and existing contracts, and in North America €10 million was spent on warehouses, information technology and equipment for renewals and new contracts. In Asia, €5 million was invested in warehouses and information technology. An amount of €4 million was spent on warehouses and equipment for new and existing contracts in South America.

During 2004, capital expenditures on other intangible assets totalled €13 million (2003: 6), primarily attributable to the acquisition and implementation of a JD Edwards system and warehouse management software in the United Kingdom and Italy Automotive and South America.

The net cash generated by other investing activities totalled to €200 million (2003: 2), which is an increase compared to 2003. This increase was for an amount of €160 million attributable to the settlement of a USD 435 million cross currency interest rate swap, which provided a hedge against USD denominated assets. The remaining €40 million, partly adjustments of non-cash movements in the net cash provided by operating activities, was the result of the combined effect of a decrease in long term prepayments and accrued income €25 million, changes relating to affiliated companies €8 million, changes in other securities for €1 million and the effect of minority interests for €6 million (2003: 4).

£ 24  NET CASH USED IN FINANCING ACTIVITIES:
(500) MILLION (2003: (436); 2002:(598)

The final cash dividend for 2003 amounting to €142 million (2002:119) and a cash interim dividend for 2004 of €95 million were paid in 2004. The proposed final dividend for 2004 is estimated to result in a cash payment of €168 million to be made in April 2005. In 2003, the final dividend for the previous year amounted to €119 million with a €85 million interim cash dividend over 2004.

In 2004, €151 million has been paid as consideration for the repurchase of 7.6 million shares from the state of the Netherlands. Further, an amount of €3 million has been booked as a result of the exercise of options and share grants.

Movements in long-term liabilities resulted in a cash outflow of €48 million (2003: 13). The acquired long-term liabilities totalling €52 million included €11 million of finance leases, a €5 million increase in local bank loans, and €36 million in non-interest bearing liabilities. A total of €100 million in repayments of long-term liabilities related, amongst others, to the repayment of the bank loan granted to Wilson (€53 million), scheduled repayments on aircraft leases and other leases (€15 million, 2003: 13), other loans (€3 million, 2003: 19), €1 million due to foreign currency movement and movements in non-interest-bearing liabilities of €20 million (2003: 25).

Changes in short-term financing in 2004 resulted in a cash outflow of €67 million (2003: 219). Short term financing decreased due the repayment of short term debts with our Italian logistics business (€19 million), repayment of loans existing within the Wilson (€20 million (and various other repayments of loans within our express and mail divisions.

In 2004, non-cash-financing activities totalled €11 million (2003: 26), this amount relates to additional finance leases.

142	TPG Annual Report 2004

Back to Contents

Additional notes

£ 25  PRO RATA CONSOLIDATION
(No corresponding financial statement number)

We account for joint ventures in which we and another party have equal control according to the pro rata consolidation method. Key pro rata information regarding those joint ventures in which we have joint decisive influence over operations is set forth below:

	Year ended at 31 December

	2004	2003	2002

Total fixed assets	72	95	118
Total current assets	155	185	181

Group equity	87	89	97
Provisions	7	32	39
Long-term liabilities	27	16	20
Current liabilities	106	143	143

Net sales	492	543	547
Operating income	20	15	21
Net income	13	10	12

Net cash provided by operating activities	13	60	43
Net cash used in investing activities	(13)	(10)	(35)
Net cash used in financing activities	(14)	(20)	(8)
Changes in cash and cash equivalents	(14)	30

(in € millions)

£ 26  RELATED PARTY WITH THE STATE OF THE NETHERLANDS
(No corresponding financial statement number)

THE STATE AS SHAREHOLDER
On 29 September 2004, we announced that the Dutch State sold a total of 77,7 million ordinary shares in our outstanding share capital, representing approximately 16% in our company. By the sale and transfer the State has reduced its ownership in our capital from 34.8% to 18.6%. We repurchased 20,7 million of the total amount of shares sold by the State. Transfer of the repurchased ordinary shares has taken place in two tranches. The first tranche of 7,6 million shares was transferred to us on 4 October 2004. The transfer of the remaining 13,1 million shares was completed on 5 January 2005.

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

TPG Annual Report 2004	143

Back to Contents

Chapter 12    Financial statements and other information

of limiting the applicability of rights attached to the special share to apply only to our subsidiary for postal activities.

LONG-TERM EQUITY INTEREST
At 31 December 2004, the State holds approximately 21% of the ordinary shares. As per the date of this Annual Report, the state further reduced its shareholding to approximately 18.6%.

THE STATE AS CUSTOMER
The State is a large customer of ours, purchasing services from us on an arm’s-length basis. In addition, the State may by law require us to provide certain services to the State in connection with national security and the detection of crime. These activities are subject to strict legal scrutiny by the Dutch authorities.

THE STATE AS REGULATOR
The postal system in the Netherlands is regulated by the State. See note 41 of our financial statements.

£27  OTHER RELATED PARTY TRANSACTIONS AND BALANCES
(No corresponding financial statement number)

The TPG Group companies have trading relationships with a number of its partially or fully consolidated joint ventures as well as with unconsolidated companies in which TPG only holds minority shares. In some cases there are contractual arrangements in place under which TPG companies source supplies from such undertakings, or such undertakings source supplies from TPG. In the year ended 31 December 2004, sales made by TPG companies to its joint ventures amounted to €125 million (2003: 136). Purchases from joint ventures amounted to €24 million (2003: 24).The net amounts due from joint venture entities amounted to €49 million (2003: 35). As at 31 December 2004 loans receivable from affiliated companies as disclosed in notes 3 and 5, amounted to €8 million (2003: 35). All transactions with joint ventures and affiliated companies are conducted in the normal course of business and under normal terms and conditions.

£28 SEGMENTAL INFORMATION
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

2004

	Mail	Express	Logistics	Inter-company	Non-Allocated	Total

Net sales	3,865	4,638	4,058		24	12,585
Intercompany sales	22	34	10	(66)
Other operating revenues	13	24	13			50

Total operating revenues	3,900	4,696	4,081	(66)	24	12,635
Depreciation / impairment property, plant and equipment	(112)	(132)	(88)		(3)	(335)
Amortisation / impairment other intangibles	(18)	(26)	(8)			(52)
Earnings from operations	865	373	153		(71)	1,320
Amoritisation / impairment goodwill	(32)	(51)	(63)			(146)
Total operating income	833	322	90		(71)	1,174
Net financial income / (expense)						(77)
Income tax						(428)
Results from investments in aff. companies						(3)
Minority interests						1
Net income						667
Goodwill paid in the year	12	2	251			265
Intangible fixed assets	205	1,231	1,067			2,503
Capital expenditure on property, plant and equipment	75	140	69		6	290
Property, plant and equipment	744	812	357		11	1,924
Investments in affiliated companies	5	2	43		32	82
Accounts receivable	347	764	789		229	2,129
Total assets [1]	2,343	3,179	2,760			8,282
Total liabilities	822	984	1,308		1,147	4,261
Number of employees	76,730	44,933	40,581			162,244

(in € millions, except employees)
1. Identifiable assets also used jointly for the segments have been allocated on basis of estimate usage.

144	TPG Annual Report 2004

Back to Contents

Net sales per geographic region

	Year ended at 31 December

	2004	2003	2002

Europe
The Netherlands	3,768	3,733	3,759
United Kingdom	1,925	1,775	1,862
Italy	1,611	1,550	1,426
France	911	904	873
Germany	943	859	792
Rest of Europe	1,340	1,124	1,109
Americas
USA and Canada	716	726	800
South & Middle America	156	128	128
Africa & the Middle East	70	70	68
Australia & Pacific	543	481	446
Asia
Rest of Asia	267	195	205
China and Taiwan	335	240	194

Total net sales	12,585	11,785	11,662

(in € millions)

The basis of allocation of net sales by geographical areas is the country or region in which the entity recording the sales is located.

Total assets of our company at 31 December 2004 were located as follows:

Location of total assets at 31 December 2004

	Intangible assets	Property, plant and equipment	Financial fixed assets	Current assets	Total

Europe
The Netherlands [1]	965	793	332	886	2,976
United Kingdom	226	512	8	402	1,148
Italy	216	81	157	640	1,094
France	273	95	37	256	661
Germany	132	80	64	168	444
Rest of Europe	289	184	25	394	892
Americas
USA and Canada	370	57	4	135	566
South & Middle America	9	7	2	46	64
Africa & the Middle East		3		26	29
Australia & Pacific	19	90	21	80	210
Asia
Rest of Asia	2	16	6	73	97
China and Taiwan	2	6		93	101

Total	2,503	1,924	656	3,199	8,282

(in €millions)
1. Including TNT goodwill which is not allocated to other countries or regions.

TPG Annual Report 2004	145

Back to Contents

Chapter 12     Financial statements and other information

BALANCE SHEET VALUE OF PROPERTY, PLANT AND EQUIPMENT AT 31 DECEMBER 2004

The property, plant and equipment of each of our divisions is as follows:

	Mail	Express	Logistics	Non- Allocated	Total

Land and buildings	501	309	146	4	960
Plant and equipment	182	132	149	1	464
Other property, plant and equipment	47	339	61	6	453
Construction in progress	14	32	1		47

Total	744	812	357	11	1,924
as % of total property, plant and equipment	38.7%	42.2%	18.6%	0.6%	100.0%

( in € millions, except for percentages)

Location of property, plant and equipment at 31 December 2004

	Mail	Express	Logistics	Non- Allocated	Total

Europe
The Netherlands	696	80	9	8	793
United Kingdom	10	398	104		512
Italy	4	30	47		81
France		61	34		95
Germany	2	57	21		80
Rest of Europe	28	98	56	2	184
Americas
USA and Canada		2	55		57
South & Middle America		2	5		7
Africa & the Middle East		3			3
Australia & Pacific		69	21		90
Asia
Rest of Asia	4	7	5		16
China and Taiwan		5		1	6

Total	744	812	357	11	1,924

( in € millions)

Non-allocated operating income

	Year ended at 31 December

	2004	2003	2002

Non-core disposals			14
Business initiatives	(38)	(5)	(4)
World Food Programme	(9)	(5)
Other costs	(24)	(9)	(5)

Total	(71)	(19)	5

(in € millions)

146	TPG Annual Report 2004

Back to Contents

In 2004, non allocated operating income amounted to a loss of €71 million (2003: 19). Included in these costs is € 38 million (2003:5) for business initiatives of which €20 million was used to build a corporate structure in China to support the business development in this region. During 2004 we opened a new head office in Shanghai, incorporated TNT (China) Holdings Co. Ltd., set up a new data centre and launched TNT China University. The average number of full time equivalents employed for this initiative was 139 at year-end 2004. The remaining €18 million of the business initiatives was used for several other strategic projects, the aim to build alliances with other organisations and postal operators and a cost efficiency project for lean warehousing. Costs made to support the World Food

Programme were €9 million (2003:5), including our contribution to relieve the victims of the tsunami disaster in Asia. The other costs were €24 million (2003:9), which is excluded for the €9 million release of an insurance provision in 2003, an increase of €6 million. This increase was mainly due to strengthening the corporate head office functions as a result of remedial actions, including higher costs for advisors.

2003

				Inter-	Non-	Total
	Mail	Express	Logistics	company	Allocated

Net sales	3,852	4,201	3,714		18	11,785
Intercompany sales	19	29	4	(52)
Other operating revenues	44	21	17		(1)	81

Total operating revenues	3,915	4,251	3,735	(52)	17	11,866
Depreciation / impairment property, plant and equipment	(104)	(123)	(104)		(2)	(333)
Depreciation / impairment other intangibles	(16)	(23)	(5)			(44)
Earnings from operations	820	276	24		(19)	1,101
Amoritisation / impairment [1] goodwill	(54)	(53)	(227)			(334)
Total operating income	766	223	(203)		(19)	767
Net financial income / (expense)						(92)
Income tax						(368)
Results from investments in aff. companies						(6)
Minority interests						(1)
Net income						300
Goodwill paid in the year	35	4	19			58
Intangible fixed assets	230	1,276	914		1	2,421
Capital expenditure on property, plant and equipment	82	124	77		4	287
Property, plant and equipment	786	820	394		9	2,009
Investments in affiliated companies	11	1	42		25	79
Accounts receivable	378	728	842		29	1,977
Total assets [2]	2,078	3,192	2,645			7,915
Total liabilities	948	866	1,234		1,064	4,112
Number of employees	80,613	43,723	38,692			163,028

(in € millions, except employees)
1. A goodwill impairment was recorded of €163 million in our logistics division and €20 million in our mail division
2. Identifiable assets also used jointly for the segments have been allocated on basis of estimate usage

In 2003, non allocated operating income amounted to a loss of €19 million. These costs include costs for business initiatives of €5 million, our costs of €5 million to the World Food Programme and other cost of €9 million. Included in other cost is a release of an insurance provision of €9 million.

TPG Annual Report 2004	147

Back to Contents

Chapter 12      Financial statements and other information

2002

				Inter-	Non-	Total
	Mail	Express [1]	Logistics [1]	company	Allocated

Net sales	3,949	4,119	3,577		17	11,662
Intercompany sales	9	30	4	(43)
Other operating revenues	47	26	29		18	120

Total operating revenues	4,005	4,175	3,610	(43)	35	11,782
Depreciation / impairment property, plant and equipment	(102)	(122)	(88)		(3)	(315)
Depreciation / impairment other intangibles	(6)	(15)				(21)
Earnings from operations	804	246	157		5	1,212
Amoritisation / impairment goodwill	(30)	(54)	(70)			(154)
Total operating income	774	192	87		5	1,058
Net financial income / (expense)						(108)
Income tax						(341)
Results from investments in aff. companies						(5)
Minority interests						(5)
Net income						599
Goodwill paid in the year	39	19	69			127
Intangible fixed assets	247	1,312	1,206		1	2,766
Capital expenditure on property, plant and equipment	106	138	151		3	398
Property, plant and equipment	822	850	440		18	2,130
Investments in affiliated companies	16	2	42		35	95
Accounts receivable	373	727	795		27	1,922
Total assets [2]	2,181	3,250	2,835			8,266
Total liabilities	1,036	897	1,189		1,129	4,251
Number of employees	75,424	41,601	33,340			150,365

( in € millions, except employees)
1. Figures for 2002 have been restated to reflect the transfer of Innight services from express to logistics.
2. Identifiable assets also used jointly for the segments have been allocated on basis of estimate usage.
3. Presented before the appropriation of net income due to an accounting change in The Netherlands.

£29  DIFFERENCES BETWEEN DUTCH GAAP AND US GAAP
(No corresponding financial statement number)

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). The following is a summary of the significant differences in the case of our company.

EMPLOYMENT SCHEMES
Up to 2001 we recognised a liability for future wage guarantees, which did not qualify as a liability under US GAAP. This difference resulted in a reconciliation to US GAAP shareholders’ equity. As per 1 January 2001 we transferred the liability to an insurance company, after approval of our labour unions and works council. As a result, for Dutch GAAP the obligation for future wage guarantees was settled in full in December 2001. For US GAAP we recognised the transfer payment to the insurance company as a deposit asset that was charged to our statement of income based on the wage guarantees paid by the insurance company of €11 million (2003; 11; 2002: 12).

Following the outcome of an unfavourable court decision with regard to the timing of the deductibility of the settlement amount paid for fiscal filing purposes in October 2004, we have decided to unwind the contract in accordance with the resolutive condition in the contract as per 23 December 2004. For Dutch GAAP purposes the termination of the contract led to a repayment by the insurance company (for an amount of €134 million), which was accounted for as a reduction in our salary costs. For US GAAP purposes however, we have unwounded the deposit asset with a remaining balance of €130 million at the moment of termination of the contract. Due to the cancellation of the contract the reconciling item relating employee schemes no longer exists as per 31 December 2004.

148	TPG Annual Report 2004

Back to Contents

BUSINESS COMBINATIONS AND IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED INTANGIBLE ASSETS
Accounting policies for business combinations and impairment of goodwill and other long lived intangible assets differ between Dutch GAAP and US GAAP.

Under US GAAP, we evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that an impairment in value may have occurred. The impairment exercise is performed in accordance with SFAS No 142 “Goodwill and other intangible assets” and SFAS 144 “Accounting for the Impairment of Long Lived Assets”.

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

At 31 December 2004, the goodwill balance as determined under US GAAP is €22 million lower (2003: €70 million higher) than under Dutch GAAP. This difference arises from the situation mentioned in the previous paragraph, from the fact that other long lived intangible assets are separated under US GAAP as well as the fact that goodwill is no longer amortised for US GAAP purposes and the US GAAP goodwill impairment recognised during the third quarter of 2003 was €159 million higher than for Dutch GAAP purposes.

In 2004 we acquired Wilson, see also note 1. For Dutch GAAP purposes we have recognised an amount of €236 million as goodwill relating to the Wilson acquisition (out of a total goodwill paid in 2004 of €265 million). For US GAAP purposes we have identified an amount of €85 million for Wilson acquisition (out of a total of €96 million) as other long lived intangible assets, mainly related to customer lists. In total, the addition of goodwill in 2004 under US GAAP amounted to €169 million. In 2004 we have also reclassified the amount from goodwill to other long lived intangibles assets recognised relating prior years acquisitions (amounting to €26 million).

The changes in the carrying amount of goodwill for the year ended 31 December 2004, are as follows:

	Mail	Express	Logistics	Total

Balance as of 1 January 2004	277	1,280	822	2,379
Additions	12	2	155	169
Disposals	(11)		(7)	(18)
Internal transfers/reclassifications	(16)	(2)	(8)	(26)
Exchange rate differences	(29)	(2)	(120)	(151)

Balance as of 31 December 2004	233	1,278	842	2,353

( in € millions)

OTHER LONG LIVED INTANGIBLE ASSETS
US GAAP requires that intangible assets acquired after 30 June 2001 that are contractual or separable must be separately recognised from goodwill and amortised over their estimated useful lives. Since 2002 it has been determined that certain other long lived intangible assets acquired in recent acquisitions required separate recognition from the related goodwill for US GAAP purposes. These other long lived intangible assets are amortised over a shorter useful life than the related Dutch GAAP goodwill, resulting in a higher intangible asset amortisation charge for US GAAP purposes. At 31 December 2004, other long lived intangible assets under US GAAP were €103 million higher (2003: 26 million higher) than under Dutch GAAP, which considers these intangibles to be part of goodwill. In 2004, a €19 million (2003: 3) additional amortisation charge for these intangibles was required for US GAAP purposes.

TPG Annual Report 2004	149

Back to Contents

Chapter 12	Financial statements and other information

The following other intangible asset disclosures have been prepared on a US GAAP basis:

	As of 31 December 2004

	Gross carrying amount	Accumulated amortisation

Subject to amortisation:
Software	282	173
Prepayments on intangibles / Other intangibles	24	5
US GAAP other intangibles	127	24

Total	433	202

( in € millions)

The increase of the carrying amount of the US GAAP other intangibles from €31 million as per 31 December 2003 to €127 million as per 31 December 2004 mainly relate to the intangible assets (€85 million) identified in relation to the acquisition of the Wilson. The remaining €11 million intangible assets come from other acquisitions mainly in the logistics division (Overtrans and Ventana).

At 31 December 2004, we had no acquired intangible assets with indefinite useful lives.

The aggregate amortisation expense for the year ended 31 December 2004 was €96 million (2003: 47). The following table summarises the estimated amortisation expense for the coming five years:

		Prepayments on
	Software	intangibles / Other intangibles	US GAAP other intangibles	Total

For the year ended:
31 December 2005	41	13	18	72
31 December 2006	32	3	15	50
31 December 2007	20	3	14	37
31 December 2008	9		13	22
31 December 2009	7		11	18
> 31 December 2009			32	32

Total	109	29	103	231

(in € millions)

FINANCIAL INSTRUMENTS
Under US GAAP, derivatives must be held on balance sheet at fair value and changes therein recognised either in current earnings or through other comprehensive income, depending on specific criteria, that in some cases differ from Dutch GAAP. Cash flow hedges and changes in the fair value of the effective portion of derivative instruments are recognised in other comprehensive income. We defer changes in the fair value in other assets or other liabilities. At 31 December 2004, adjustments were required to revalue our foreign exchange forward contracts, cross currency swap and interest rate swaps for US GAAP purposes.

REPURCHASE OF SHARES JANUARY 2005 TRANCHE
On 29 September 2004 we announced that the Dutch State sold a total of 77.7 million ordinary shares in our outstanding share capital. We repurchased 20.7 million shares for a share price of €19.74 of the total amount of shares sold by the State. Transfer of the repurchased ordinary shares has taken place in two tranches. The first tranche of 7.6 million shares was transferred to us on 4 October 2004. The transfer of the remaining 13.1 million shares was completed on 5 January 2005 and repurchased for € 259 million.

Under Dutch GAAP, the first tranche of 7.6 million shares representing an amount of € 150 million, have been accounted for in the balance sheet as a debit against equity. Any related transaction costs (€ 1 million) have been debited against equity both under Dutch GAAP and under US GAAP. The transfer of the legal ownership for the second tranche took place on 5 January 2005. Under Dutch GAAP the second tranche is presented as a commitment not appearing in the Balance sheet. Under US GAAP (SFAS 150), the second tranche (of 13.1 million shares) classifies as a financial instrument that should be accounted for as a liability rather than as equity. Therefore, we have reclassified an amount of € 259 million (including €1 million interest costs) from equity to liabilities in our balance sheet as per 31 December 2004.

REAL ESTATE SALES
Due to timing differences when to account for gains on sale of real estate between Dutch GAAP and US GAAP, there is a

150	TPG Annual Report 2004

Back to Contents

difference in the statement of income in 2004 of €20 million caused by the fact that for certain real estate transactions in earlier years, the legal ownership has not been transferred until 2004, resulting in a book profit under US GAAP (already accounted for in prior years under Dutch GAAP at the moment the economic risk was transferred). As per 31 December 2004 there are no real estate transactions treated differently under Dutch and US GAAP and no reconciling item in equity exists anymore.

SALE AND LEASEBACK TRANSACTIONS
Under Dutch GAAP, the gain on a sale and leaseback transaction may be recognised if the leaseback qualifies as an operating lease. Under US GAAP, such a gain is deferred and amortised to the statements of income over the period of the operating lease. This difference resulted in an immaterial adjustment to the US GAAP net income and a cumulative effect of €5 million on shareholders’ equity to defer the gains on sale of the property and to realise these gains over the respective lease terms.

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

STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards no. 123, Accounting for Stock-based Compensation (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. TPG has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion no. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations.

As at 31 December 2004, we had three stock-based compensation plans: a performance-based employee stock option plan, a performance share plan applicable to our Board of Management and a bonus-matching scheme applicable to both our senior management and Board of Management.

Our 2002, 2003 and 2004 employee stock option plans and our 2003 and 2004 performance share plan are performance-based. The final benefits to be awarded under these plans may vary depending on target total shareholder returns for our shares over the respective three-year vesting periods as determined by the Supervisory Board of TPG. If we do not meet these targets, in the worst case, no options or performance shares may vest under the terms of these plans. As a result, for US GAAP, no compensation expense will be recognised for these plans until the third anniversary of the respective plans when the number or vested options or performance shares is known. Similarly for Dutch GAAP purposes, we will recognise the total compensation expense for our performance share plan in the years in which the shares vest.

Under our 2003 and 2004 bonus-matching scheme, 25% of an employee’s annual bonus is paid in shares of TPG. Should the employee retain at least 50% of the shares awarded to him or her under the short term incentive for a period of three years, the company will match those shares on a one-to-one basis at no cost to the employee. For Dutch GAAP purposes, there are two cost components to this scheme. The first cost component relates to 25% of the employee’s annual bonus. This component is recognised as compensation expense in the year to which bonus relates. The second cost component relates to the shares that will be matched on the third anniversary of the grant date. The total compensation cost for this second component is recognised as compensation expense evenly over the three year vesting period. The total compensation cost for this second component is equal to the maximum number of bonus shares that may be matched, multiplied by the underlying share price on the date of grant. For US GAAP purposes, since the final number and cost of the bonus shares to be matched is not known, the compensation expense to be recognised for this plan differs from that recognised under Dutch GAAP and is therefore included in “Other”.

At 31 December 2004, the impact of the above-mentioned accounting difference was not significant enough to cause a material compensation expense reconciling adjustment for US GAAP purposes.

GUARANTEES
We have provided guarantees in 2004, none of which are within the scope of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” These guarantees are outside the scope of FIN 45 because they are guarantees of our own performance. Guarantees issued prior to 31 December 2002 that fall within the scope of FIN 45 have been disclosed in Note 14.

OTHER DIFFERENCES
Under Dutch GAAP, a curtailment gain on a suspended retirement plan is recognised as the difference between the curtailment gain and the estimated additional liability to terminate the plan. Under US GAAP, an estimated liability to terminate a plan is not recorded until the plan is formally terminated. This accounting difference resulted in a €2 million adjustment to our reconciliation of Dutch GAAP shareholders’ equity to that under US GAAP in order to reverse the recognition of the estimated liability to terminate the plan that was made in 2002.

Under Dutch GAAP, provisions were made for constructive obligations for early retirement to some part-time employees in one of our group companies. Under US GAAP these provisions were not permitted as we were not legally obligated to make these payments at year-end 2004. This difference resulted in a €1 million reconciling adjustment between our net income and shareholders’ equity under Dutch GAAP to those under US GAAP as at year-end 2004.

TPG Annual Report 2004	151

Back to Contents

Chapter 12	Financial statements and other information

Under Dutch GAAP, restoration of previously recognised impairments is required when the reason for the impairment is no longer valid. Under US GAAP, restoration of previously recognised impairments is prohibited. In addition, in 2004 an amount of €6 million has been accounted for on this line due to the sale of our share in a joint venture. In 2003 a different amount of goodwill impairment was recorded under Dutch GAAP and therefore the result of this sale was different under US GAAP.

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

No goodwill arose on investments accounted for by the net asset value method (equity method) in 2004 (2003: 0). Under Dutch GAAP, this is shown separately on the balance sheet. Under US GAAP, this goodwill would be classified as an equity investment. This difference does not result in a reconciliation to US GAAP net income.

NET INCOME AND SHAREHOLDERS’ EQUITY RECONCILIATION STATEMENTS
The following statements summarise the principal adjustments, gross of their tax effects, which reconcile net income and total shareholders’ equity under Dutch GAAP to the amounts that would have been reported had US GAAP been applied:

Net income

	Year ended at 31 December

	2004	2003	2002

Net income under Dutch GAAP	667	300	599
Adjustments for:
Employment schemes: cancellation contract	(130)
Employment schemes and group reorganisation	(11)	(11)	(12)
Amortisation goodwill	146	(9)	154
Other intangible assets amortisation	(19)	(3)	(2)
Financial instruments	(7)	13	(11)
Real estate sale	20	(4)	(16)
Sale(lease-back transaction		(1)	(4)
Repurchase of shares	(1)
Amortisation on restoration of previously recognised impairments	10	4	4
Amortisation of capitalised software			(10)
Long term contract incentive payment	1	1	(6)
Provisions	1	1
Pensions curtailment			2
Other	(1)
Tax effect of adjustments	38	41	19

Net income under US GAAP	714	332	717
Net income (in € cents) per ordinary share and per ADS under US GAAP [1]	151.9	69.9	150.9
Net income (in € cents) per diluted ordinary share and per ADS under US GAAP [2]	151.7	69.8	150.9

(in € millions, except per share data)
1.	In 2004 based on an average of 469,955,054 ordinary shares /ADR’s (2003: 475,078,945; 2002: 475,021,075).
2.	In 2004 based on an average of 470,547,635 of diluted ordinary shares/ADR’s (2003: 475,356,130; 2002: 475,022,482).

152	TPG Annual Report 2004

Back to Contents

Shareholders’ equity

	At 31 December

	2004	2003	2002 [1]

Shareholders’ equity under Dutch GAAP	2,765	2,969	2,961
Adjustments for:
Employment schemes and group reorganisation		141	152
Goodwill and other long-lived intangible assets	100	69	91
Other intangible assets amortisation	(24)	(5)	(2)
Financial instruments	1	2	(20)
Repurchase of shares	(259)
Real estate sale		(20)	(16)
Sale-and-lease-back transaction	(5)	(5)	(4)
Restoration of previously recognised impairments, net of amortisation	3	(7)	(11)
Long term contract incentive payment	(4)	(5)	(6)
Provisions	2	1
Pensions curtailment	2	2	2
Other	(1)
Deferred taxes on adjustments	42	4	(37)

Shareholders’ equity under US GAAP	2,622	3,146	3,110

(in € millions)
1.	Presented before the appropriation of net income due to an accounting change in the Netherlands

Total shareholders’ equity

Shareholders’ equity under US GAAP at 31 December 2002	3,110
Net income 2003 under US GAAP	332
Final dividend 2002 and interim dividend 2003	(204)
Translation adjustment Dutch GAAP	(68)
Translation adjustment on US GAAP reconciling items	(12)
Revaluation of derivatives	9
Other	(21)
Shareholders’ equity under US GAAP at 31 December 2003	3,146
Net income 2004 under US GAAP	714
Final dividend 2003 and interim dividend 2004	(237)
Translation adjustment Dutch GAAP	(29)
Translation adjustment on US GAAP reconciling items	(113)
Stock options exercised	3
Repurchase of shares October 2004 tranche	(151)
Repurchase of shares January 2005 tranche	(258)
Minimum liability for defined benefit plans	(454)
Other	1

Shareholders’ equity under US GAAP at 31 December 2004	2,622

(in € millions)

TPG Annual Report 2004	153

Back to Contents

Chapter 12	Financial statements and other information

Comprehensive income under US GAAP

	Year ended at 31 December

	2004	2003	2002

Net income under US GAAP	714	332	717
Unrealised forex gains and losses Dutch GAAP	(29)	(68)	(54)
Unrealised forex gains and losses US GAAP reconciling items	(113)	(12)
Minimum liability for defined benefit plans	(454)
Gains and losses on foreign currency hedges	1	9	(9)
Other	1	(20)

Comprehensive income under US GAAP	120	241	654

(in €millions)

Accumulated other comprehensive income, net of related income taxes (under US GAAP)

	Year ended at 31 December

	2004	2003	2002

Opening accumulated comprehensive income	(189)	(98)	(35)
Unrealised forex gains and losses Dutch GAAP	(29)	(68)	(54)
Unrealised forex gains and losses US GAAP reconciling items	(113)	(12)
Minimum liability for defined benefit plans	(454)
Gains and losses on foreign currency hedges	1	9	(9)
Other	1	(20)

Total acc. other comprehensive income, net of taxes (US GAAP)	(783)	(189)	(98)

(in €millions)

RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board in the United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, could affect our consolidated financial statements for US GAAP reporting.

In December 2004, the FASB issued a revised version of SFAS 123 (Share based payments). This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and supersedes APB Opinion No. 25, accounting for Stock issued to Employees. This Statement applies to all awards granted after 15 June 2005 and has therefore no impact on the 2004 Financial Statements.

In December 2003, the FASB issued a revised FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 must be adopted no later than the end of the first interim or annual reporting period ending after 15 March 2004. The adoption of this standard had no material impact on our financial statements.

In December 2003, the FASB issued a revised version of SFAS 132R. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement only retains the disclosure requirements contained in FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post retirement plans. Since the other post retirement plans and our pension plans are incorporated in one pension plan it can’t be separated and therefore this requirement is not applicable for TPG N.V.

154	TPG Annual Report 2004

Back to Contents

TPG N.V. corporate balance sheets
Before proposed appropriation of net income

		Year ended at 31 December

		2004	%	2003

			VARIANCE

	Assets
£ 30	Fixed assets
	Investments in group companies	3,612		3,405
	Investments in affiliated companies	32		25
	Other loans receivable
	Prepayments and acrued income	3		7

	Total fixed assets	3,647	6.1	3,437

	Current assets
	Accounts receivable from group companies	228		680
	Other accounts receivable	18		11
	Prepayments and accrued income	1		1
	Cash	5		3

	Total current assets	252	(63.7)	695

	Total assets	3,899	(5.6)	4,132

	Liabilities and group equity
£ 31	Shareholders’ equity
£ 32	Issued share capital	230		230
£ 33	Additional paid-in capital	1,421		1,421
£ 34	Cumulative translation reserve	(168)		(130)
£ 35	Other reserves	1,164		1,233
£ 36	Unappropriated net income	572		215

	Capital and reserves	3,219		2,969
£ 37	Minimum pension liabilities	(454)

		2,765	(6.9)	2,969
	Provisions
	Other			10

	Total provisions		(100.0)	10

	Long-term liabilities
£ 11	Bond	1,000		1,000
	Other long-term liabilities	129		129

		1,129	-	1,129
	Current liabilities
	Other current liabilities			19
	Accrued liabilities	5		5

	Total current liabilities	5	(79.2)	24

	Total liabilities and group equity	3,899	(5.6)	4,132

	(in € millions, except percentage)
•	The figures # £in the line items of these financial statements refer to the notes to the financial statements.
•	The accompanying notes form an integral part of the financial statements.

TPG Annual Report 2004	155

Back to Contents

Chapter 12    Financial statements and other information

TPG N.V. corporate statements of income

	Year ended at 31 December

	2004	2003	2002

Results from investments in group companies after taxes	694	329	604
Other income and expenses after taxes	(27)	(29)	(5)

Net income	667	300	599

(in €millions)

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

£  30  FIXED ASSETS: €3,647 (2003: 3,437)

	Investments in group companies	Investments in affiliated companies	Other loans receivable	Prepayments & accrued income	Total

Balance at 31 December 2002	3,166	35	7	10	3,218
Changes in 2003:
Results	329	(3)			326
Acquisitions/additions		13			13
Disposals/decreases		(20)		(3)	(23)
Withdrawals/repayments			(7)		(7)
Exchange rate differences	(68)				(68)
Other changes	(22)				(22)
Total changes	239	(10)	(7)	(3)	219

Balance at 31 December 2003	3,405	25		7	3,437
Changes in 2004:
Results	694	(2)			692
Acquisitions/additions		10			10
Disposals/decreases				(4)	(4)
Withdrawals/repayments
Exchange rate differences	(32)				(32)
Minimum pension liabilities	(454)				(454)
Other changes	(1)	(1)			(2)
Total changes	207	7		(4)	210

Balance at 31 December 2004	3,612	32		3	3,647

(in €millions)

156	TPG Annual Report 2004

Back to Contents

£ 31  SHAREHOLDERS’ EQUITY : €2,765 MILLION (2003: 2,969)

	Issued shared capital	Additional paid-in capital	Cumulative translation reserve	Other reserves	Un-appropriated net income	Capital and reserves	Minimum liability	Total

Balance at 31 December 2001	230	1,421	(8)	439	518	2,600		2,600
Net income					599	599		599
Foreign exchange effects			(54)			(54)		(54)
Other				1		1		1

Total recognised income / expense for the period			(54)	1	599	546		546
Final dividend previous year					(114)	(114)		(114)
Appropriation of net income				404	(404)
Interim dividend current year					(71)	(71)		(71)

Total direct changes in equity				404	(589)	(185)		(185)

Balance at 31 December 2002	230	1,421	(62)	844	528	2,961		2,961
Net income					300	300		300
Foreign exchange effects			(68)			(68)		(68)
Other				(20)		(20)		(20)

Total recognised income / expense for the period			(68)	(20)	300	212		212
Final dividend previous year					(119)	(119)		(119)
Appropriation of net income				409	(409)
Interim dividend current year					(85)	(85)		(85)

Total direct changes in equity				409	(613)	(204)		(204)

Balance at 31 December 2003	230	1,421	(130)	1,233	215	2,969		2,969
Net income					667	667		667
Foreign exchange effects			(38)	9		(29)		(29)
Other				(3)		(3)		(3)

Total recognised income / expense for the period			(38)	6	667	635		635
Final dividend previous year					(142)	(142)		(142)
Appropriation of net income				73	(73)
Interim dividend current year					(95)	(95)		(95)
Repurchase of shares				(151)		(151)		(151)
Minimum pension liabilities							(454)	(454)
Other				3		3		3

Total direct changes in equity				(75)	(310)	(385)	(454)	(839)

Balance at 31 December 2004	230	1,421	(168)	1,164	572	3,219	(454)	2,765

(in € millions)
•	The accompanying notes form an integral part of the financial statements.
•	Per 1 January 2003 dividends proposed, but not yet declared are presented as a component of equity instead of as a liability.

£  32  ISSUED SHARE CAPITAL: €230 MILLION (2003: 230)

Issued share capital amounted to €230 million at 31 December 2004 (2003: 230). The number of authorised, issued and outstanding shares by class of share at 31 December 2004, 31 December 2003 and 31 December 2002 is as follows:

	Ordinary	Preference B	Special share

Authorised	1,200,000,000	1,199,999,999	1

Issued and outstanding	480,259,522	0	1
of which held by the company to cover shareplans	4,979,942	0	0
of which held by the company for annulation	7,600,000	0	0

TPG Annual Report 2004	157

Back to Contents

Chapter 12    Financial statements and other information

We have ordinary shares in bearer form or in registered form. Ordinary shares in bearer form are represented by a global note held by the Dutch clearing system Euroclear Netherlands (formerly known as NECIGEF) and are transferable through Euroclear Netherlands’ book entry system. Ordinary shares in registered form are transferred by means of a deed of transfer and the company’s written acknowledgement of the transfer. We do not have share certificates for ordinary shares represented by the global note. ADSs represent ordinary shares in bearer form represented by the note held by Euroclear Netherlands. The special share and the B preference shares are registered. We purchased ordinary shares as part of our management and personnel share option plan (none in 2003 and 2002) and we therefore owned 4,979,942 ordinary shares at 31 December 2004. The State of the Netherlands is the holder of the special share. At 31 December 2004, the State holds approximately 21.3% of the ordinary shares. We may not vote on shares in our own capital. The TPG Protection Foundation was formed to care for our interests, the enterprises connected with us and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal person. Agreements have been concluded between us and the Foundation for the placement or acquisition of preference shares B.

£  33  ADDITIONAL PAID IN CAPITAL: €1,421 (2003: 1,421)

Additional paid-in capital is exempt for Dutch tax purposes.

£ 34  CUMULATIVE TRANSLATION RESERVE: €-168 (2003: -130)

Currency translation gains and losses on foreign subsidiaries of TPG N.V. are charged or credited to the cumulative translation reserve, net of taxation.

£  35  OTHER RESERVES: €1,164 (2003:1,233)

Foreign exchange results on hedges amounted to €9 million in 2004. The tax effect on these hedges amounted to €3 million and is presented under “other” within total income / expense recognised in the period.

On 29 September 2004 we announced that the Dutch State sold a total of 77,7 million ordinary shares in our outstanding share capital, representing approximately 16% in our company. By the sale and transfer the State has reduced its ownership in our capital from 34.8% to 18.6%. We repurchased 20,7 million of the total amount of shares sold by the State. Transfer of the repurchased ordinary shares has taken place in two tranches. The first tranche of 7,6 million shares was transferred to us on 4 October 2004 as shown in the table below. The first tranche was repurchased against €151 million (including transaction costs) and is deducted from other reserves.

	Number of shares purchased as part of the publicly announced repurchase plan share	Price paid per share	Total number of shares purchase in 2004	Remaining number of shares to purchase as part of the publicity announced repurchase plan

4 October, 2004	7,600,000	19.74	7,600,000.0	13,100,000

The other movement of €3 million includes the share grants of 2004 and exercise rights of options plans of prior years.

£  36  UNAPPROPRIATED NET INCOME: €572 (2003: 215)

The profit for 2004 has been calculated as the net income for 2004 of TPG N.V. and all its subsidiaries. The 2004 unappropriated component is €572 million (2003: 215), containing the net income of €667 million (2003: 300) and the paid interim dividend 2004 of €95 million (2003: 85). Subject to the approval of the general meeting of shareholders, the Board of Management proposes to add €404 million ( 2003: 73) to other reserves and to pay €168 million (2003:142) as final dividend.

£  37  MINIMUM PENSION LIABILITIES: €-454 million (2003: 0)

Full application of SFAS 87 requires us to recognise an additional minimum liability representing a net loss that under SFAS 87 is not yet to be recognised as net periodic pension cost, but to be reported as a separate component (that is a reduction) of equity (see note 9). We have deducted an amount of €454 million from our equity (net of tax).

£  38  WAGES AND SALARIES

(No corresponding financial statement number)

TPG N.V. does not have any employees. Hence no salary, social security and pension costs were incurred.

£39  COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

(No corresponding financial statement number)

REPURCHASE OF SHARES JANUARY 2005 TRANCHE
As announced by us on 29 September 2004, we decided to repurchase 20,7 million ordinary shares from the State. This transaction has been divided into two tranches of which the first one took place on 4 October 2004. The transfer to the legal ownership for the second tranche of 13,1 million shares was set on 5 January 2005. On 5 January, the second tranche was repurchased against €259 million.

158	TPG Annual Report 2004

Back to Contents

DECLARATION OF JOINT AND SEVERAL LIABILITY
TPG N.V. has issued a declaration of joint and several liability for some of its group companies in compliance with article 403, Part 9, Book 2 of the Netherlands Civil Code. Those group companies are:

•	Royal TPG Post B.V.
•	TNT Holdings B.V.
•	TNT Logistics Holdings B.V
•	TNT Express Holdings B.V.
•	TPG Headoffice B.V.

FISCAL UNITY IN THE NETHERLANDS
The company forms a fiscal entity with the several Dutch entities for corporation tax purposes. The full list of Dutch entities which are part of the fiscal unity is included in the list containing the information referred to in article 379 and article 414, part 9, book 2 of the Dutch civil code, which is filed at the office of the Chamber of Commerce in Amsterdam. In accordance with the standard conditions the company and the subsidiary that is part of the fiscal entity are severally liable for taxation payable by the entity.

GUARANTEES
Parental support in the form of a guarantee or a letter of support has been provided by TPG N.V. to its subsidiary TPG Finance B.V. for a syndicated loan (€600 million), various loan facilities including a €1,000 million commercial paper program and various international swaps and derivatives association (isda) agreements. In addition, TPG N.V. has issued a guarantee for the syndicated loan entered into by its indirect subsidiary TNT Canada Inc. (€186 million).

Parental support in the form of a letter of guarantee has been provided by TPG N.V. to its indirect subsidiary TNT Holdings (UK) Ltd. and its subsidiaries in relation to the acquisition of TNT Ltd. in 1996 and the subsequent restructuring of the group in 1997.

£40  SUBSIDIARIES AND AFFILIATED COMPANIES AT 31 DECEMBER 2004
(No corresponding financial statement number)

The full list containing the information referred to in Article 379 and Article 414, Part 9, Book 2 of the Dutch civil code is filed at the office of the Chamber of Commerce in Amsterdam.

£41  MAIL REGULATION AND CONCESSIONS
(No corresponding financial statement number)

Because of the importance of postal services to society, regulation is a significant factor in our mail business. The mandatory undertaking of certain postal activities in the Netherlands, some of which are exclusive, have been assigned to us in the Dutch Postal Act.

In the Netherlands the key legislation regulating our mail activities is the Postal Act. The Postal Act requires TPG to perform the mandatory postal services in the Netherlands, and it confers to us exclusive rights for some of these services, the reserved postal services.

The postal concession

MANDATORY POSTAL SERVICES
The domestic mandatory postal services mainly consist of the conveyance against payment of standard single rates of the following postal items:

•	items of correspondence (including reply items) and printed matter with a maximum weight of two kilograms,
•	postal parcels with a maximum individual weight of 10 kilogrammes, and
•	registered, registered insured and registered value declared items.

In addition, bulk mail of items of correspondence up to an individual weight of 100 grammes, which are conveyed against separately agreed rates, are part of the mandatory postal services. Mandatory postal services also cover post office boxes.

For international inbound and outbound mail, in accordance with the rules of the UPU, mandatory postal services comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilogrammes and of postal parcels with a maximum individual weight of 20 kilogrammes. We are not required to provide the delivery of bulk printed matter such as advertising, magazines and newspapers, the delivery of bulk letters of correspondence with an individual weight above 100 grammes and unaddressed mail items. In addition, mandatory postal services cover the postal services regulated by the UPU.

RESERVED POSTAL SERVICES
Under the Postal Act and the Postal Decree, the reserved postal services include the following exclusive rights:

•	The conveyance of domestic and inbound international items of correspondence with a maximum weight of 100 grammes at a rate of less than three times the standard single rate for the lowest weight class of 20 grammes (currently three times €0.39 = €1.17). The exclusive right for the conveyance of outbound international items of correspondence has been abolished;
•	The exclusive right to place letterboxes intended for the public alongside or on public roads;
•	The exclusive right to issue postal stamps and imprinted stamps bearing the effigy of the monarch and/or the word “Nederland”.

These exclusive rights do not extend to courier services or services where the letters are delivered at the rate of more than three times the basic rate of €0.39. The exclusive rights also do not extend to the conveyance of parcels, letters weighing in excess of 100 grammes and printed materials such as advertising, newspapers and magazines. In addition, the exclusive rights do not extend to the conveyance of letters by a business to its own customers.

REGULATORY CONDITIONS FOR THE PROVISION OF MANDATORY POSTAL SERVICES
The Ministry of Economic Affairs has overall responsibility for postal regulation and policy.

TPG Annual Report 2004	159

Back to Contents

Chapter 12     Financial statements and other information

Regarding mandatory postal services the General Postal Regulations Decree imposes various regulatory conditions on us with respect to service provision, tariffs, cost and revenue accounting, financial administration and reporting. Other than the mandatory postal services, none of our postal services is subject to governmental control.

With respect to service levels, the General Postal Regulations Decree requires us to provide a level of service that complies with modern standards, to provide nationwide services and to perform a delivery round every day, except for Sundays and public holidays. We are required to deliver not less than 95% of all domestic items of correspondence the day after the day of posting, not including Sundays and public holidays. We are required to maintain a network of service points (post offices and agents) for the access of the general public mail services. With respect to rates, we are required to set rates that are transparent, non-discriminatory and uniform. However, we may grant volume discounts for items of correspondence and negotiate specific prices and conditions with high-volume users. We are required to submit proposed rate changes to OPTA, which has to evaluate whether the proposed changes are in accordance with the price cap system.

The price cap system measures tariff developments in two different baskets of services, a “total basket” and a “small users basket”. The total basket comprises domestic mandatory postal services provided to all customers. The small users basket comprises a selection of the total basket of domestic mandatory postal services that is representative for consumers and small business users.

The price cap system uses a weighing factor for each service in both baskets. The levels of the indices for both baskets are not to exceed the official national index of wages for employees in the market sector.

The price cap system was evaluated in 2002. On 18 November 2002, the Ministry of Economic Affairs decided that tariffs controlled by the current price cap system should be frozen until the end of 2006. The Ministry of Economic Affairs indicated that in the event postal services became subject to value added tax between 1 January 2003 and 1 January 2007, a change of the frozen tariffs corresponding with the resulting tax burden would be allowed. On 19 June 2003, when the tariff freeze was discussed in parliament, the duration of the freeze was limited to 1 January 2005, awaiting the vision of the Minister on the future regulation of the postal sector. The Minister proposed in his Postal Vision sent to Parliament on 1 April 2004 that the temporary tariff freeze would be extended until year-end 2006. On 17 November 2003 we lodged an appeal against the administrative decision to freeze the tariffs. Following the grant of the formal appeal, the temporary tariff freeze decision was declared void in June 2004 and TPG Post remained allowed to amend the individual rates for mandatory postal services, subject to the provisions of the tariff control system.

However, in view of the wider importance of the adoption of an integral and balanced vision for the postal market as submitted to Parliament, we announced our intention not to increase the price of a stamp for consumers from the present level of 39 euro cents for the years 2004, 2005 and 2006. We are considering an amendment in 2006 to the prices for mandatory postal services to business customers that are covered by the price control system, but this will be kept below the rate of wage inflation for 2004 and 2005.

On 16 December 2004 the Minister of Economic Affairs discussed his vision for the postal market with the members of parliament. During this meeting parliament gave its support to the vision, giving clarity to the following issues:

•	Full liberalisation of the postal market in 2007 (conditional on full market liberalisation in the UK and Germany). The vision foresees the possibility of an “emergency brake” procedure that allows the date of the introduction of liberalisation to be shifted to a later stage should the circumstances (delayed factual liberalisation of the German and UK postal markets) call for this.
•	The price of a stamp for consumers will remain at 39 euro cents in 2004, 2005 and 2006. TPG may introduce a one-off price increase in 2006 for services to business customers, which are covered by the price control system, but this will be kept below the rate of wage inflation for 2004 and 2005.
•	From 2007, rates for services provided under the universal service obligation will be regulated using a price cap system linked to inflation.
•	The principle of non-discrimination is to apply to the services of TPG. Competitors and customers are to be treated equally in terms of rates and conditions.
•	There is a clearer distinction between general and sector-specific competition monitoring. The Dutch regulator OPTA is charged with monitoring universal service and non-discrimination requirements.
•	A reduction, yet to be fully defined, in the scope of the mandatory postal services.
•	From 2007, the Minister of Economic Affairs will assess whether an obligation for us to deliver bulk mail letters up to 50 grammes will remain mandatory for an undefined transitional period, without any rights for us to offset this obligation.

We recognise that the postal vision provides clarity on the most important aspects of postal regulation and gives a long-term framework for the development of the postal market in the Netherlands. In particular, we are pleased with the policy regarding liberalisation as this is conditional to the future de facto liberalisation in the UK and Germany, where liberalisation is also scheduled to take place in 2007.

Amsterdam, 25 February 2005

Board of Management	Supervisory Board
M.P. Bakker	R.J.N. Abrahamsen
J.G. Haars	J.M.T. Cochrane
H.M. Koorstra	R. Dahan
D.G. Kulik	V. Halberstadt
M.-C. Lombard	J.H.M. Hommen
W. Kok
TPG N.V.	R.W.H. Stomberg
Neptunusstraat 41-63	M. Tabaksblat
2132 JA Hoofddorp
P.O Box 13000
1100 KG Amsterdam
The Netherlands

160	TPG Annual Report 2004

Back to Contents

Other Information

TPG Annual Report 2004	161

Back to Contents

Chapter 12     Financial statements and other information

EXTRACT FROM THE ARTICLES OF ASSOCIATION ON APPROPRIATION OF NET INCOME
Under our articles of association, a dividend of 7% of €0.48 (€0.032) will be paid on the special share (article 35, paragraph 1). The dividend specified in article 35, paragraph 1 will be paid on preference shares B. Preference shares B have not been issued. Subject to the approval of our Supervisory Board, our Board of Management will determine which part of net income remaining after payment of dividend on the special share (and any preference shares B) will be transferred to the reserves (article

35, paragraph 2). The remaining net income will be distributed as dividend on ordinary shares (articles 35, paragraph 3).

APPROPRIATION OF NET INCOME
Subject to approval of our financial statements, the proposed 2004 dividend has been set at €0.57 in cash per ordinary share of €0.48 par value. After deducting the interim dividend of €0.20 per ordinary share paid out in August 2004, the final dividend will be €0.37 per ordinary share.

Appropriation of net income

2004

Net income	667
Appropriation in accordance with the articles of association:
Dividend on special share (article 35,par. 1) € 0,032	0
Reserves adopted by the Board of Management and approved by the Supervisory Board (article 35, par.2)	404

Dividend on ordinary shares	263
Interim dividend paid	95

Final dividend	168

(in €millions)

SPECIAL CONTROL RIGHTS UNDER THE ARTICLES OF ASSOCIATION OF SPECIAL SHARE
The State holds a special share that gives it the right to approve decisions that lead to fundamental changes in our group structure, see for these decisions note 26 on page 143.

OTHER ARRANGEMENTS WITH THE STATE
We have agreed with the State that we may issue ordinary shares up to a total par value of €182,833,785, subject to the approval of the State, in its capacity as holder of the special share, and the Supervisory Board. The State has agreed that it will withhold its approval only if:

•	the proposed share issuance is scheduled to take place, or our intention to make the issuance would be made public by us, within nine months prior to any offer of our ordinary shares by the State, and
•	the State in its reasonable opinion expects that the proposed issuance would be detrimental to its interests in any later offerings of our ordinary shares by it.

However, we may within such nine-month period make a public announcement of our intention to issue ordinary shares, if

•	ordinary shares would be issued exclusively or almost exclusively in exchange for the shares of one or more companies with which we or any of our group companies have concluded a co-operation, merger or acquisition agreement, or
•	the announcement is made in relation to a private issuance (other than an issuance referred to above), provided that the State in its reasonable opinion determines that the announcement would not be detrimental to its interests in any future offerings by it.

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

Subsequent events

REPURCHASE OF SHARES JANUARY 2005 TRANCHE
On 29 September 2004 we announced that the Dutch State sold a total of 77,7 million ordinary shares in our outstanding share capital, representing approximately 16% in our company. By the sale and transfer the State has reduced its ownership in our capital from 34.8% to 18.6%. We repurchased 20,7 million of the total amount of shares sold by the State. Transfer of the repurchased ordinary shares has taken place in two tranches. The first tranche of 7,6 million shares was transferred to us on 4 October 2004. The transfer of the remaining 13,1 million shares was completed on 5 January 2005 and was repurchased against €259 million.

MICHELIN WAREHOUSE ACCIDENT
On 31 January 2005, the Michelin warehouse located in Laurens, South Carolina (USA), operated by TNT Logistics North America Inc., was badly damaged after a tornado hit the building triggering an electrical fire. Approximately 25% (275 000 sq. feet) of the building was destroyed. In addition, a large number of tyres was destroyed.

162	TPG Annual Report 2004

Back to Contents

During the repair of the existing building, we will incur costs of securing and operating from alternative premises. The precise amount of damages is still being determined. We expect that most of the damages is covered by insurance. TNT Logistics North America has a $0,1 million self retention. On top of this our own company insurance captive has a limited exposure of €5 million. We are insured externally for amounts above €5 million.

TPG Annual Report 2004	163

Back to Contents

Chapter 13	Regulatory environment

13

Regulatory environment

Sydney aquarium

164	TPG Annual Report 2004

Back to Contents

Mail regulation and concession

INTERNATIONAL POSTAL REGULATION
Universal Postal Union
The Universal Postal Union is a specialised agency within the United Nations framework. It is responsible for the regulation of cross border postal services. Practically all nations are members of the UPU. The UPU’s agreement for cross border postal services are laid down in the Universal Postal Convention. In the Universal Postal Convention, the UPU established an international system for mutual payments for the delivery of cross border letter mail, known as the terminal dues system. The purpose is to compensate the destination country’s public postal operator for delivering international letter post. A different compensation scheme with similar purposes exists for parcel mail.

The UPU’s current terminal dues system is effective until 31 December 2005. It contains different remuneration levels for industrialised countries and developing countries, recognising the different distribution cost levels that exist between those two categories of countries. However, the system does not adequately reflect the costs of delivery, as it is partly based on a fixed rate per kilogramme, while these costs are essentially a function of the number of postal items per kilogramme.

From 1 January 2006 a new terminal dues system will apply. Under the new system industrialised countries will pay each other country-specific rates linked to domestic post charges. Developing countries will continue to pay each other and industrialised countries according to a per item and per kilogramme formula based on world average costs. Developing countries are expected to move towards the industrialised system before 2014, at which time all exchanges will be based on country-specific compensation.

Most European postal operators, including us, view the UPU terminal dues system as inadequate for these purposes. As a consequence, a significant majority, of European postal operators are party to a separate, multi literal “REIMS II” agreement where terminal dues are related to a percentage of domestic tariffs.

The European Commission has exempted this agreement for a period up to 31 December 2006. During this period terminal dues may gradually be increased up to 78.5% of domestic first-class rates for single items. The Commission has insisted upon access to the REIMS II agreement for third party operators on the same terms as REIMS II parties apply among themselves.

We did not enter into the REIMS II agreement because we feel that it does not contain a strong incentive/penalty system that would guarantee improvement of the quality of service. Instead, we have concluded commercially oriented bilateral agreements with most of the European postal operators. Negotiations are ongoing with the remaining European operators to strike a proper balance between costs and quality of service.

European Union postal regulation
The current European Union Postal Directive 2002/ 39 EC sets out a harmonised set of minimum obligations for the universal postal service (mandatory postal services) regarding service levels, rates, and cost and revenue accounting principles, as well as quality of service standards, with which all member states, including the Netherlands, must comply.

The Postal Directive also defines the maximum scope of postal services the European Union member states are permitted to reserve for national public postal operators (reserved postal services). Member states are permitted to reserve postal services for domestic and cross border mail. This reservation is limited to a weight of 100 grammes per item of correspondence at a price of less than three times the public rate for correspondence weighing no more than 20 grammes. Outgoing cross-border correspondence and direct mail may not be reserved.

The Postal Directive delays full liberalisation of the EU postal market until at least 2009, depending on the results of a study on the effects of liberalisation that is to be finalised by 2006, and contains only the following steps:

From 1 January 2006 the reserved postal service will be limited to correspondence of up to 50 grammes at a price of less than two-and-a-half times the basic rate.

POSTAL REGULATION IN THE NETHERLANDS
Because of the importance of postal services to society, regulation is a significant factor in our mail business. The mandatory undertaking of certain postal activities in the Netherlands, some of which are exclusive to us, has been assigned to us in the Dutch Postal Act.

In the Netherlands the key legislation regulating our mail activities is the Postal Act. The Postal Act requires TPG to perform the mandatory postal services in the Netherlands, and it confers to us exclusive rights for some of these services, the reserved postal services.

In connection with the Postal Act there is a parliamentary Postal Decree, which specifies the services that are part of the mandatory postal services and defines the scope of the reserved postal services. The combination of these mandates and exclusive rights are commonly called the “Postal Concession”. The Postal Concession is performed by our subsidiary Royal TPG Post B.V.

Furthermore, there is a General Postal Regulations Decree, which specifies our obligations regarding the performance of mandatory postal services and the transparency of the financial accounting of these services.

The responsibility for supervising our performance of the mandatory postal services lies with an independent Supervisory Authority for Post and Telecommunications established by the government, which is commonly called by its Dutch acronym OPTA. The Ministry of Economic Affairs is responsible for postal regulation and policy.

On 16 December 2004 the Minister of Economic Affairs discussed his vision for the Dutch postal market with parliament. During this meeting parliament gave its support to the vision, which contains the following key elements:

TPG Annual Report 2004	165

Back to Contents

Chapter 13	Regulatory environment

•	Full liberalisation of the Dutch postal market in 2007 (conditional on full market liberalisation in the UK and Germany). There is an “emergency brake” procedure that allows for the date of the introduction of liberalisation to be shifted to a later stage should delayed liberalisation of the German and UK postal markets call for this.
•	The price of a stamp for consumers will remain at 39 euro cents in 2005 and 2006. We may introduce a one-off price increase in 2006 for services to business customers. This price increase will be subject to the price control system discussed below and will be kept below the rate of wage inflation for 2004 and 2005.
•	From 2007, rates for services provided under the universal service obligation will be regulated using a price cap system linked to inflation.
•	Non-discrimination is applicable to our mail services. We must treat competitors and customers to be treated equally in terms of rates and conditions
•	There is a clearer distinction between general and sector-specific competition monitoring. The Dutch regulator OPTA is charged with monitoring universal service and non-discrimination requirements.
•	A reduction, yet to be fully defined, in the scope of the mandatory postal services.
•	From 2007, the Minister of Economic Affairs will assess whether our obligation to deliver bulk mail letters up to 50 grammes will remain mandatory for an undefined transitional period, without any rights for us to offset this obligation.
The next step will be the conversion and further detailing of the Postal Vision into a proposal to amend the postal laws. The Postal Vision is now officially adopted governmental policy.

We recognise that the postal vision provides clarity on the most important aspects of postal regulation and gives a long-term framework for the development of the postal market in the Netherlands. In particular, we are pleased that the policy regarding liberalisation is conditional on the future de facto liberalisation in the UK and Germany, where liberalisation is also scheduled to take place in 2007.

THE POSTAL CONCESSION
Mandatory postal services
The domestic mandatory postal services mainly consist of the conveyance against payment of standard single rates of the following postal items:

•	items of correspondence (including reply items) and printed matter with a maximum weight of two kilogrammes,
•	postal parcels with a maximum individual weight of 10 kilogrammes, and
•	registered, registered insured and registered value declared items.

In addition, bulk mail of items of correspondence up to an individual weight of 100 grammes, which are conveyed against separately agreed rates, are part of the mandatory postal services.

For international inbound and outbound mail, based on the Postal Act and in accordance with the rules of the UPU, mandatory postal services comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilogrammes and of postal parcels with a maximum individual weight of 20 kilogrammes. In addition, mandatory postal services cover the postal services regulated by the UPU.

We are not required to provide the delivery of bulk printed matter such as advertising, magazines and newspapers, the delivery of bulk letters of correspondence with an individual weight above 100 grammes and unaddressed mail items.

REGULATORY CONDITIONS FOR THE PROVISION OF MANDATORY POSTAL SERVICES
Regarding mandatory postal services the General Postal Regulations Decree imposes various regulatory conditions on us with respect to service provision, tariffs, cost and revenue accounting, financial administration and reporting. Other than the mandatory postal services, none of our postal services is subject to governmental control.

With respect to service levels, the General Postal Regulations Decree requires us to provide a level of service that complies with modern standards, to provide nation-wide services and to perform a delivery round every day, except for Sundays and public holidays. We are required to deliver not less than 95% of all domestic items of correspondence the day after the day of posting, not including Sundays and public holidays. We are required to maintain a network of service points (post offices, agents) for the access of the general public to the services. With respect to rates, we are required to set rates that are transparent, non-discriminatory and uniform. However, we may grant volume discounts for items of correspondence and negotiate specific prices and conditions with high-volume users. We are required to submit proposed rate changes to OPTA, which has to evaluate whether the proposed changes are in accordance with the price cap system.

The price cap system measures tariff developments in two different baskets of services, a “total basket” and a “small users basket”. The total basket comprises domestic mandatory postal services provided to all customers. The small users basket comprises a selection of the total basket of domestic mandatory postal services that is representative for consumers and small business users.

The price cap system uses a weighting factor for each service in these baskets. The levels of the indices for both baskets are not to exceed the official national index of wages for employees in the market sector.

166	TPG Annual Report 2004

Back to Contents

The development of the indices from the base year of 1991 is illustrated below.

The price cap system was evaluated in 2002. On 18 November 2002, the Ministry of Economic Affairs decided that tariffs controlled by the current price cap system should be frozen until the end of 2006. The Ministry of Economic Affairs indicated that in the event postal services became subject to value added tax between 1 January 2003 and 1 January 2007, a change of the frozen tariffs corresponding with the resulting tax burden would be allowed. On 19 June 2003, when the tariff freeze was discussed in parliament, the duration of the freeze was limited to 1 January 2005, awaiting the vision of the Minister on the future regulation of the postal sector. The Minister proposed in his Postal Vision sent to Parliament on 1 April 2004 that the temporary tariff freeze would be extended until year-end 2006.

On 17 November 2003 we lodged an appeal against the administrative decision to freeze the tariffs. Following the grant of the formal appeal, the temporary tariff freeze decision was declared void in June 2004 and we remained able to amend the individual rates for mandatory postal services, subject to the provisions of the tariff control system.

However, in view of the wider importance of the adoption of an integral and balanced vision for the postal market as submitted to Parliament, we announced our intention not to increase the price of a stamp for consumers from the present level of 39 euro cents for the years 2004, 2005 and 2006. We are considering an amendment in 2006 to the prices for mandatory postal services to business customers that are covered by the price control system, but this will be kept below the rate of wage inflation for 2004 and 2005.

Reserved Postal Services
Under the Postal Act and the Postal Decree, the reserved postal services include the following exclusive rights:

•	The conveyance of domestic and inbound international items of correspondence with a maximum weight of 100 grammes at a rate of less than three times the standard single rate for the lowest weight class of 20 grammes (currently, three times €0.39 = €1.17).
•	The exclusive right to place letter boxes intended for the public alongside or on public roads.

•	The exclusive right to issue postal stamps and imprinted stamps bearing the effigy of the monarch and/or the word “Nederland”.

These exclusive rights do not extend to courier services or services where the letters are delivered at the rate of more than three times the basic rate of €0.39. The exclusive rights also do not extend to the conveyance of parcels, letters weighing in excess of 100 grammes and printed materials such as advertising, newspapers and magazines. In addition, the exclusive rights do not extend to the conveyance of letters by a business to its own customers.

Accounting and other financial obligations
Our obligations on reporting include the establishment of an annual report on our performance of the mandatory postal services, providing, among other things, an overview of the financial results related to the mandatory postal services. This report must be reviewed by an independent auditor appointed by OPTA.

Our financial accounting obligations require us to maintain separate financial accounts within our internal financial administration for mandatory postal services. This separate accounting must be broken down into reserved postal services and other mandatory postal services and must be separated from the accounting of our other activities. Every year, we must submit to OPTA a declaration of an independent auditor, appointed by OPTA that our financial accounting system complies with these obligations.

Underlying this accounting system and the financial reports to OPTA is a revised system for allocating costs and revenues to the different types of services. This revised system must comply with the accounting rules laid down in the Postal Directive and submitted to OPTA for approval. OPTA approved this system, but stipulated in its approval decision certain additional obligations, which, in our opinion, exceeded the competence of OPTA. After a formal complaint procedure and an appeal to the competent court, the District Court in Rotterdam on 20 March 2004 set aside some of the more important additional obligations imposed by OPTA and ordered OPTA to revise their additional obligations accordingly.

TPG Annual Report 2004	167

Back to Contents

Chapter 13	Regulatory environment

Both OPTA and we appealed to the relevant court of appeal (College van Beroep voor het Bedrijfsleven). In its decision of 18 July 2003 the court of appeal confirmed the decision of the District Court of 20 March 2002, annulled the remaining disputed conditions and ordered OPTA to revise the additional obligations accordingly.

OPTA revised its additional obligations on 16 September 2003, which we fulfilled on 28 May 2004. On 14 July 2004 OPTA formally approved the allocation system for the period ending 31 December 2006. The full text of the description of the allocation system was published by OPTA on their website, www.opta.nl.

Value added tax on postal services
At present, we are not allowed to charge value added tax on postal items forming part of the mandatory postal services. The flip side of this is that for mandatory postal services we cannot deduct the VAT amounts paid on our purchases of services and goods. We are required to charge VAT on items carried in competition with other operators. Competitors are required to charge VAT on those items as well. Therefore, there is a level playing field for competitors and our company on these services.

Public procurement
Public procurement is the purchase of goods, services and public works by governments and public utilities and is in principle subject to EU and international rules. Under these rules public sector procurement must follow transparent, open procedures ensuring fair conditions of competition for suppliers. At this moment we have no obligation to tender resulting from any public procurement regulation.

On 2 February 2004, the European Union adopted a package of amendments to simplify and modernise its public procurement directives. Those directives impose EU-wide competitive tendering for public contracts above a certain value and transparency and equal treatment for all tenders to ensure that the contract is awarded to the tender offering best value for money. The new directive co-ordinating the procurement procedures of entities operating in the water, energy, transport and postal services sectors also applies to certain postal and non-postal activities that are not exposed to competition. However, the directive leaves to the Member States the possibility of postponing implementation until 1 January 2009. The Netherlands intends to exercise this option. We will not be subject to the directive in the Netherlands until the directive is implemented.

COMPETITION LAW
European competition law
Our businesses are subject to competition rules in the jurisdictions in which they operate. The Court of Justice of the European Community has explicitly confirmed that the rules of EU competition law also apply to the national mandatory postal services of the EU member states. The European Community published a notice in 1998 describing the application of competition rules to the postal sector and on the assessment of certain state measures. In particular, we are subject to the competition rules contained in Articles 81 and 82 of the EC Treaty and to preventative control of mergers and acquisitions as regulated in the EC Merger Control Regulation. Article 81 prohibits collusion between competitors that may affect trade between member states and which has the object or effect of restricting competition within the EC. Article 82 prohibits any abuse of a dominant position within a substantial part of the EC that may affect trade between Member States. Since 1 May 2004, national competition authorities and national courts have been empowered to apply articles 81 and 82 in full, in close operation with the European Commission in order to ensure the effective and uniform enforcement of these competition rules.

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

The Dutch Competition Act stipulates a similar structure and set of rules as the rules of EU competition law on the prohibition of cartels, the prohibition of abuse of a dominant position and the preventive control on mergers and acquisitions. Compliance with the Dutch Competition Act is monitored by the Netherlands Competition Authority, a separate agency of the Ministry of Economic Affairs.

168	TPG Annual Report 2004

Back to Contents

14

Additional information

Festive atmosphere, Puerto Rico

TPG Annual Report 2004	169

Back to Contents

Chapter 14    Additional information

Major shareholders and related party transactions

GENERAL
To our knowledge, no person, except for the State of the Netherlands, owns 5% or more our shares and there are no arrangements the operation of which might result in a change in our control.

The table below sets forth, as of 22 February 2005, the persons known by us to own more than 5% of the indicated class of shares:

	5% owners of TPG stock per: 20-feb-05

Title of class	Identity of person or group	Number owned	%

Ordinary shares	The State of the netherlands	89,373,810	18.6%

Special share	The State of the netherlands	1	100%

In addition, as of 22 February 2005, we held 25,679,942 shares of our ordinary shares.
We may not vote shares we hold in our own capital.

For information as to the portion of each class of shares held in the United States and the number of record holders in the United States, see page 184 - “Stock exchange and share price information”.

THE OWNERSHIP INTERESTS OF THE STATE OF THE NETHERLANDS
Overview
An effectively operating postal system is of great importance to Dutch society for various reasons, including economic, strategic and national security reasons, and is therefore of general interest to the State of the Netherlands. For certain important postal services we are the exclusive holder of the postal concession granted by the State (see chapter 13 - “Regulatory Environment”). As a result, we are crucial to the maintenance of an effectively operating postal system in the Netherlands.

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

The Commission of the European Union sent the State a formal request to give up the special share the State holds in us (described below). The State has reacted that it has no intention of giving up its special share in our company. The State is, however, considering the possibility of transferring the postal concession from TPG N.V. to Royal TPG Post B.V., our subsidiary for postal services and limiting the applicability of the rights attached to the special share to apply only to that subsidiary. On 17 December 2003 the Commission has announced its intention to bring the matter before the European Court of Justice to compel the State to give up the special rights conferred by the special share, although it has not yet done so.

Special Share
The State holds a special share that gives it the right to approve decisions that lead to fundamental changes in our group structure. The State has committed itself to exercising the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system in the Netherlands and also to protect its financial interest as a shareholder. The State may not exercise its special share to protect us from unwanted shareholder influence. The State may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board. Ownership of the special share gives the State the right to approve certain actions, see for these actions note 26 of the consolidated financial statements on page 143.

MEMORANDUM AND ARTICLES OF ASSOCIATION
Following is a brief description of certain provisions of our articles of association dated 1 September 2004, pertaining to the rights and restrictions applicable to our ordinary shares. This description does not purport to be complete and is qualified in its entirety by reference to our articles of association, book 2 of the Dutch Civil Code and other Dutch laws. Copies of our articles of association are available on our website and upon request from us. The articles of association are filed with the Securities and Exchange Commission in the United States.

General
Pursuant to the Enabling Act as currently in force, we are subject to the Dutch full “large” company regime. Under these rules, we are required to adopt a two-tier system of corporate governance, comprising a board of management and a supervisory board. Under these rules, subject to statutory exceptions, the supervisory board, rather than the general meeting of shareholders,

•	has the right to make a recommendation for the nomination of members of the supervisory board for appointment by the general meeting of shareholders,
•	appoints and dismisses members of the board of management,
•	adopts the annual accounts, and
•	must approve certain resolutions by the board of management.
We have our corporate seat in Amsterdam, the Netherlands. We are registered in the Commercial Register at Amsterdam under number 27168968.

Corporate purpose
Article 4 of our articles of association provides that our business activity shall be, among other things:

170	TPG Annual Report 2004

Back to Contents

•	to conduct holding activities in enterprises that, among other things, operate in the field of the transportation, distribution and delivery of letters, messages, parcels and goods, as well as storing, converting and transmitting of information, the management and disposal of information, the providing of logistics services and the providing of money transactions,
•	to permit our subsidiaries to carry out the concessions or licenses granted by the government for the activities described above, and
•	to conduct other holding and financing activities.

Share capital Under our articles of association, our authorised share capital amounts to €1,152 million nominal value. Our authorised share capital consists of:
•	1,200,000,000 ordinary shares,
•	1 special share, and
•	1,199,999,999 preference shares B.
Each of the above shares has a par value of €0.48.

As of the date of this annual report 480,259,522 ordinary shares were issued, including 25,679,942 shares held by us, and one special share and no preference shares B issued.

The State of the Netherlands is the holder of the special share. See for further information on the special share and the preference shares B page 143.

Our ordinary shares are issued in bearer or registered form, at the option of the holder. Ordinary shares in bearer form may be converted into registered form, and vice versa, at any time without charge.

The foundation for the protection of TPG and preference shares B
The Foundation for the Protection of TPG was formed to care for our interests, the enterprises connected with us and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal person.

Our articles of association provide for protective preference shares B that can be issued to the Foundation for the Protection of TPG. The preference shares B have a nominal put value of €0.48 and have the same voting rights as our ordinary shares. There are currently no preference shares B issued, although the Foundation and we have entered into agreements for the placement to or acquisition by the Foundation of preference shares B under certain circumstances. These agreements have been entered into to prevent or delay or complicate attempts at an unsolicited take-over, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. The preference shares B may only be issued to serve these interests.

Under these agreements we have a put option to place a number of our preference shares B, not exceeding our total issued share capital before such issue (or, subject to prior approval by the general meeting of shareholders, such larger number as the Foundation and we may agree) with the Foundation for the Protection of TPG, subject to the Foundation’s ability to pay the purchase price. The Foundation has recently renewed its credit facility agreements to be able to pay the purchase price. In addition, the Foundation has a call option to acquire a number of preference shares B not exceeding the total issued amount of ordinary shares and the special share, minus one and minus any shares already issued to the Foundation.

The exercise price with respect to each of the options is the nominal value of €0.48 per preference share B, although upon exercise only €0.12 per preference share B is required to be paid. The additional €0.36 per preference share B would not be required to be paid by the Foundation until we made a call for payment by resolution of our Board of Management, which resolution would be subject to the approval of the Supervisory Board.

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

The independent members of the board of the Foundation are J. den Hoed RA (chairman), S.C. Kortmann and R. Pieterse. There is one vacancy. With the members of the board of the Foundation, we share the view that the foundation is independent in the sense referred to in Appendix X of the Listing Rules of Euronext Amsterdam.

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

Issuance of ordinary shares
We may issue ordinary shares and grant rights to subscribe for shares, including options and warrants, pursuant to a resolution of the Board of Management, subject to the approval of the Supervisory Board and the State as holder of the special share. Under our articles of association, up to 719,740,478 ordinary shares remained available for issuance. On 7 April 2004, the annual general meeting of shareholders granted the Board of Management the authority to issue these ordinary shares. This authority will terminate on 7 October 2005. The general meeting of shareholders can, in accordance with our articles of association, extend this authority for a period not exceeding five years or extend this authority by amending our articles of association to that effect. If no such extension is given, the issuance of ordinary shares or rights to subscribe for shares

TPG Annual Report 2004	171

Back to Contents

Chapter 14    Additional information

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

One or more shareholders holding shares representing at least 1% of our issued capital or representing according to the Official Pricelist of Euronext N.V. a value of €50 million have the right to request the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders. These requests have to be honoured by the Board of Management or the Supervisory Board provided that important company interests do not dictate otherwise.

Each shareholder has the right to attend general meetings of shareholders, either in person or by written or electronic proxy, to address the meeting and to exercise voting rights, subject to the provisions of our articles of association. Holders of shares in registered form must notify us in writing of their intention to attend, in each case by the date specified in the notice of the meeting, which date may not in any event be earlier than seven days prior to the date of the meeting. Each of the shares in our capital carries the right to cast one vote. Unless otherwise required by law or our articles of association, resolutions are passed by a simple majority of votes cast.

A resolution of the general meeting of shareholders to amend our articles of association or to merge or to demerge or to dissolve may only be adopted upon a proposal of the Board of Management that has been approved by the Supervisory Board. The holder of the special share must approve the resolutions of the general meeting as described on page 170 under “Ownership interests of the State of the Netherlands”.

The general meeting of shareholders has to adopt the remuneration policy for the Board of Management. The remuneration itself is determined by the Supervisory Board.

Dividend rights
Our articles of association provide that within five months after the end of our financial year, the Board of Management must prepare financial statements accompanied by an annual report, which must then be adopted by the general meeting of shareholders. The general meeting of shareholders can extend this period by a maximum of six months on account of special circumstances.

We pay dividends on profits or by exception out of the distributable part of our shareholders’ equity as shown in our financial statements. We may not pay dividends if the payment would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or our articles of association. Subject to certain exceptions, if a loss is sustained in any year, we may not distribute dividends for that year and we may not pay dividends in subsequent years until the loss has been compensated for out of subsequent years’ profits.

We first have to pay dividends on the special share equal to 7% of its par value each year. If preference shares B have been issued and there are remaining profits available for dividends, we then have to pay dividends on the paid-up portion of the par value of such shares, at a rate of one point above the average 12-monthly EURIBOR (EURO Interbank Offered Rate)—weighted to reflect the number of days for which the payment is made—over the financial year to which the distribution relates.

After payment of dividends on the special share and the preference shares B, the Board of Management may then determine, with the approval of the Supervisory Board, to appropriate part of the remaining profit to reserves. The profit remaining after appropriation to reserves is at the disposal of the annual general meeting of shareholders.

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

Our policy on additions to reserves and on dividends (the level and purpose of the addition to reserves, the amount of the dividend and the type of dividend) at the time of determination and in the event of any change and the resolution to determine

172	TPG Annual Report 2004

Back to Contents

and distribute dividends shall be dealt with to pay dividend and explained as a separate agenda item at the annual general shareholders’ meeting. The policy on additions to reserves and on dividends can be viewed at our website.

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

Acquisition by us of our own shares
We may acquire our own shares, subject to the requirements of Dutch law and our articles of association, if:

•	our shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the articles of association, and

•	after the share acquisition, we would not hold shares with an aggregate par value exceeding one-tenth of our issued share capital.

Shares held by us in our own capital may not be voted. An acquisition by us of our shares may be effected by the Board of Management, subject to the approval of the Supervisory Board and, if the acquisition amounts to more than 1% of the issued ordinary shares, the approval of the holder of the special share. We may only acquire shares in our own capital if the annual general meeting of shareholders has granted the Board of Management the authorisation to effect such acquisitions. Such an authorisation may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. The current authorisation expires on 7 October 2005. Under this authorisation, the maximum number of shares that can be acquired cannot exceed the maximum amount authorised by law (currently 10%) of the issued ordinary shares at the time of the acquisition, for a price per ordinary share not exceeding the average of the closing prices as published in the Official Price List of Euronext Amsterdam N.V. for the five trading days prior to the day of acquisition, plus 10% of such average. This authorisation is not required for the acquisition by us of our shares for the purpose of transferring those shares to our employees pursuant to any arrangements applicable to such employees.

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

The Board of Management has submitted a proposal to our annual general meeting expected to take place on 7 April 2005 to cancel the 20.7 million shares purchased from the State of the Netherlands as announced on 28 September 2004. See further chapter 12.

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

AMENDMENTS OF THE ARTICLES OF ASSOCIATION, LEGAL MERGER AND DISSOLUTION
A resolution of the general meeting of shareholders to amend the articles of association (including with respect to changing the rights of holders of our ordinary shares), to merge or demerge within the meaning of Part 7, Book 2 of the Dutch civil code or to dissolve us may only be adopted on a motion of our Board of Management that is approved by our Supervisory Board. Proposals to amend the provisions of the articles of association described on page 170 - “Ownership interests of the State of the Netherlands” need the prior approval of the holder of the special share.

TPG Annual Report 2004	173

Back to Contents
Chapter 14	Additional information

Large company regime
Pursuant to the Enabling Act as currently in force, we are subject to the full “large” company regime, as amended by the recent amendment of 1 October 2004.

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

Proposed amendments to our articles of association
Our Board of Management will submit a proposal to the annual general meeting of shareholders expected to be held on 7 April 2005, to amend our articles of association in order to bring them further in line with the act on amendment of Book 2 of the Dutch Civil Code, in respect of the amendment of the so-called ‘large company rules’ (‘Wijziging van Boek 2 van het Burgerlijk Wetboek in verband met de aanpassing van de structuurregeling’) that entered into force as per 1 October 2004. Furthermore it is proposed to change the statutory name TPG N.V. into TNT N.V. Finally, some technical amendments are proposed.

IN RESPECT OF AMENDMENT OF THE ‘LARGE COMPANY RULES’
•	Approval general meeting

Pursuant to article 25 paragraph 1 as it will be amended, certain resolutions of the Board of Management shall be subject to the approval of the general meeting. This regards resolutions entailing a significant change in the identity or character of TPG or its business, as referred to in Section 2:107a of the Dutch Civil Code.

•	Appointment, suspension and dismissal of members of the Supervisory Board

Under the new provisions of the large company regime, the members of the Supervisory Board are appointed by the annual shareholders meeting following nomination by the Supervisory Board. Both the annual shareholders meeting and the central works council may make recommendations and must be informed about this right as well as of the profile of vacancies. Nominations by the Supervisory Board must be reasoned against the Supervisory Board profile. The Supervisory Board profile which will be made available and must be discussed with the annual shareholders meeting and the central works council at the time of determination and in the event of any change.

The central works council has a special right of recommendation for one-third of the total number of Supervisory Board members. The only circumstances in which the Supervisory Board may decide not to put a person on the nomination as recommended by the central works council are if the nominee is considered unsuitable to fulfil the function of a Supervisory Board member or if, upon acceptance, the Supervisory Board would not be composed properly. The Enterprise Chamber is the competent court to decide on disputes between the central works council and the Supervisory Board in this respect.

The annual shareholders meeting may reject a nomination by the Supervisory Board with a majority of votes representing one third of the outstanding capital. If the quorum is not met, a new meeting should be convened, in which case the quorum requirement is not applicable. Under the new law the annual shareholders meeting can dismiss the Supervisory Board with a majority of votes representing one third of the outstanding share capital.

The transitional arrangement of the new law obligates the Supervisory Board to grant the special right of recommendation to the central works council on every second vacancy until one third of the Supervisory Board members has been appointed accordingly.

•	Adoption of the financial statements.

The difference between the adoption and approval of the financial statements no longer exists. The financial statements shall be adopted by the general meeting and no longer by the Supervisory Board. This shall be included in article 34 paragraph 4 and article 38 paragraph 2 (b).

Restriction on non-Dutch shareholders’ rights
Under our articles of association there are no limitations on the rights on Dutch, non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

174	TPG Annual Report 2004

Back to Contents

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

Material contracts
On 23 June 1998, we entered into an agreement with the State of the Netherlands. The terms of this agreement were modified, subject to the approval of the Dutch Parliament, by a letter agreement dated 9 March 2001, between us and the State of the Netherlands. For a description of certain terms of this agreement (and certain proposed changes to this agreement), see page 170– “The ownership interests of the State of the Netherlands”.

SIGNIFICANT SUBSIDIARIES
TPG N.V. is the parent company of the group. The following table sets forth, as of 22 February 2005, the name and jurisdiction of incorporation of our significant subsidiaries.

		Equity
Company	Country	Interest

Royal TPG Post B.V.	Netherlands	100%
TNT Express Holdings B.V.	Netherlands	100%
TNT Logistics Holdings B.V.	Netherlands	100%
TNT Holdings B.V.	Netherlands	100%
TNT Holdings Deutschland GmbH	Germany	100%

The full list containing the information referred to in Article 379 and article 414, Part 9, Book 2 of the Dutch civil code is filed at the office of the Chamber of Commerce in Amsterdam.

PROPERTY, PLANTS & EQUIPMENT
We use approximately 1,933 buildings.

Mail
Our mail division uses 546 sorting centers and distribution depots. The principal mail facilities are as follows:

Location	Owned / leased	Principal Use	Site Area

Amsterdam-Schiphol, the Netherlands	Leased	Sorting Centre (international mail)	13,125 sq.metres
Amsterdam, the Netherlands	Owned	Sorting center (letters)	48,970 sq. metres
‘s Hertogenbosch, the Netherlands	Owned	Sorting center (letters)	49,460 sq. metres
The Hague, the Netherlands	Owned	Sorting center (letters)	48,110 sq. metres
Nieuwegein, the Netherlands	Owned	Sorting center (letters)	57,530 sq. metres
Rotterdam, the Netherlands	Owned	Sorting center (letters)	40,240 sq. metres
Zwolle, the Netherlands	Owned	Sorting center (letters)	56,560 sq. metres
Amsterdam, the Netherlands	Owned	Sorting center (parcels)	31,460 sq. metres
Dordrecht, the Netherlands	Owned	Sorting center (parcels)	28,250 sq. metres
Zwolle, the Netherlands	Owned	Sorting center (parcels)	32,210 sq. metres
Arnhem, the Netherlands	Owned	Sorting center (registered mail)	48,920 sq. metres

No material portion of our mail properties is subject to any encumbrances.

TPG Annual Report 2004	175

Back to Contents
Chapter 14	Additional information

Express
Our express division uses 857 depots, road and air hubs. The principal express facilities are as follows:

Location	Owned /leased	Principal Use	Site Area

Liège, Belgium	Leased	Maintenance Hangar and TNT Airways Head Office	5,700 sq. metres
Liège, Belgium	Owned	Hub and office	52,610 sq. metres
Wiesbaden, Germany	Owned	Sorting centre and road hub	65,500 sq. metres
Arnhem, the Netherlands	Owned	International road hub	98,400 sq. metres
Brussels, Belgium	Leased	Sorting centre and road hub	67,150 sq. metres

No material portion of our properties in our express division is subject to any encumbrances.

Logistics
Our logistics division uses 677 warehouses, representing 7,778,000-square metres, that are mainly leased and none of which are considered principal facilities.

No material portion of our logistics properties is subject to any encumbrances.

EMPLOYEES
For the number of employees and full time equivalents see note 17 on page 125.

Labour Relations
EUROPEAN REGION
A significant number of our employees in Europe are presently represented by trade unions. Our labour relations in Europe have been good, and we have not experienced any material work stoppages in recent years, except for a strike in France in 1999 and a one day strike within a joint venture in Belgium in 2003. In 2004 there was a 4-day stoppage at Turin TNT Automotive Logistics and there was a 22-day stoppage in one plant due to issues related to a customer.

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

OTHER REGIONS
Except for our employees in Australia and those of our logistics division in the US, our employees outside Europe are generally neither represented by trade unions nor employed pursuant to collective labour agreements. Trade unions represent less than50% of our employees in Australia and fewer than 50% within our US logistics operations. Labour relations have been good and we have not, apart from certain labour disputes and some small (1/2 – 1 day) work stoppings in 2004 in Australia, experienced any material work stoppages in recent years.

LEGAL PROCEEDINGS
For an overview of the legal proceedings, see chapter 12, page 122.

Taxation

GENERAL
The following is a summary of the material Dutch tax consequences of the ownership of ordinary shares or ADSs, in particular by US Shareholders (as defined below). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ordinary shares or ADSs, and prospective investors should consult their professional advisors as to the tax consequences of their purchase, ownership and disposition of the ordinary shares and ADSs, including the consequences under applicable federal, state, local and foreign law. In particular, the summary does not address US shareholders that do not hold the shares or ADSs as capital assets and the tax treatment of holders subject to special tax rules, such as banks, insurance companies and dealers in securities, investors liable for alternative minimum tax or investors who hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, some of which may be subject to special rules. This summary should not be read as extending by implication to matters not specifically discussed herein. Additional rules may apply to holders who themselves or through affiliates actually or constructively own 10% or more of the voting power or value of the ordinary shares or ADSs as determined by US Federal income tax law. The Dutch rules applying to holders of a “substantial interest” in broad terms, individuals who hold or have held directly or indirectly, either independently or jointly with certain close relatives, at least 5% of the nominal paid-up capital of any class of shares in the company are not addressed in this summary. With respect

176	TPG Annual Report 2004

Back to Contents

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

It is assumed for purposes of this summary that a US shareholder is entitled to the benefits of the 1992 Treaty (as defined below). However, US shareholders should consult with their tax advisors regarding their status under the limitation of benefits article under the 1992 Treaty. With respect to the applicable 1992 Treaty it is important to notice that during the year 2004 a new protocol to the 1992 Treaty was ratified by both the Dutch Parliament (in June 2004) and the US Senate (on 17 November 2004). From a press release issued by the US Treasury department on 23 December 2004 it appears that the protocol will be effective for taxable periods beginning on or after 1 January 2005. The provisions of the protocol relating to withholding taxes will be effective for amounts paid or credited on or after 1 February 2005.

DUTCH TAXATION
General
The following description of Dutch tax law and practice is based on laws, tax conventions, published case law and other legislation in force on 1 January 2005 with the exception of amendments subsequently introduced, possibly with retroactive effect. In this chapter a distinction is made between residents of the Netherlands and non-residents of the Netherlands. Whether an investor qualifies as a resident of the Netherlands or as a non-resident of the Netherlands is based on facts, as well as on several fictions in Dutch tax legislation. The general corporate income tax rate in 2004 was 34.5% (reduced to 31.5% as of 1 January 2005), although the first €22,689 of taxable profit is taxed at 29% (reduced to 27% as of 1 January 2005).

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

2004 SITUATION
As regards US Holders the following will apply. A US holder can only claim the benefits of the tax treaty for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed on 18 December 1992 between the Dutch State and the United States of America, as modified by the protocol of 8 March 2004 (together, the “1992 Treaty”), if:

•	the person is a resident of the United States as defined therein;
•	the person’s entitlement to these benefits is not limited by the limitations on benefits provisions of article 26 of the 1992 Treaty, and
•	the person can be considered to be the beneficial owner o the dividend under the Netherlands’ anti-dividend stripping rules.

Under the 1992 Treaty, dividends paid by the company to a resident of the United States, other than an exempt organisation or exempt pension trust, as described below, are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, provided that the holder does not carry on an enterprise in the Netherlands through a permanent establishment, permanent representative or fixed base to which or to whom the ordinary shares or ADSs are attributable. If and to the extent the ordinary shares or ADSs are attributable to this permanent establishment or representative, Dutch withholding tax will, depending on the particulars of the case, amount to 25% or 0%. The 1992 Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organisations, as defined in the 1992 Treaty. Except in the case of exempt organisations, this reduced dividend withholding rate can be applied for at source upon payment of the dividend; exempt organisations remain subject to the statutory withholding tax rate of 25% and are required to file for a refund of this withholding.

A US holder other than an exempt organisation, generally may claim the benefits of a reduced withholding tax rate pursuant to the 1992 Treaty by submitting a Form IB 92 USA, which includes a banker’s affidavit stating that the ordinary shares or ADSs are in the bank’s custody in the name of the applicant, or that the ordinary shares or ADSs have been exhibited to the bank as being the property of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date, the reduced withholding tax rate can be applied to the dividend. A US holder unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented a claim for withholding tax relief at source.

TPG Annual Report 2004	177

Back to Contents

Chapter 14    Additional information

Qualifying exempt organisations other than exempt pension trusts may seek a refund of the tax withheld by submitting Form IB 95 USA, which also includes a banker’s affidavit.

Under the Dutch anti-dividend stripping rules a recipient of a dividend is not considered to be the beneficial owner if it is plausible that:

•	the recipient paid, directly or indirectly, a consideration, in cash or in kind, in connection with the dividend distribution, and the payment forms part of a sequence of transactions,
•
an individual or a company benefited, in whole or in part, directly or indirectly, from the dividend, where that individual or company is entitled to a less favourable relief from Netherlands dividend withholding tax than the recipient of the dividend distribution, and

•	that individual or company directly or indirectly retains or obtains a position in the shares that is comparable to its position in similar shares before the sequence of transactions commenced.

2005 SITUATION
As described above, as of January 2005 the new Protocol of the 1992 Treaty became effective. With respect to withholding taxes the Protocol will be effective as of February 1, 2005. Under the new Protocol 0% Dutch dividend withholding tax is due on dividends provided that the shareholder owns at least 80% of the voting power. In addition, as of January 1, 2005, several changes apply to article 26, Limitation on Benefits, stipulating which shareholders can benefit from the 1992 Treaty.

Dutch personal and corporate income tax
Under the Personal Income Tax Act 2001, income is divided into three separate “boxes” each of which is governed by its own rules:

•
Box I (work and private residence) includes business and employment income, income from receivables and income from assets made available to a company in which the individual holds a substantial shareholding and income from the main private residence,

•	Box II (substantial interest) includes dividend income and capital gains from substantial shareholdings, and
•	Box III (savings and investments) covers passive income from capital.

The three boxes operate independently of each other. This means that losses from one box can, in principle, not be offset against income from another box. The elements of income will be allocated to the spouse or partner that has received the income. Highlights of the box system are dealt with below in respect of the ordinary shares or ADSs.

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

BOX II (SUBSTANTIAL INTEREST)
Income (dividends and capital gains) from substantial interests (broadly, shareholdings of at least 5%) is taxed in Box II. The tax rate amounts to 25%. Losses from a substantial interest may only be offset against income or gains from a substantial interest and not against income from Box I (work and private residence) or Box III (savings and investments).There is a possibility for a credit for losses not compensated against the income tax liability of Box II. Such tax credit is limited to 25% of the amount of the loss, and can only be claimed on condition that the holder of the substantial interest has sold all of that interest and holds no such interest in another entity. Interest related to the financing of a substantial interest is only deductible against the 25% rate. Interest on debts due from the company as well as income and gains from other assets which are made available to the company are not taxable in Box II, but in Box I. Stock dividends received/ derived will not be considered to form taxable income in Box II at the moment of receipt. The purchase price of such stock dividend will in principle amount to zero.

BOX III (SAVINGS AND INVESTMENTS)
Income derived from capital (savings and investments) is taxed according to the regime of Box III. Taxable income is determined annually on the basis of a fictitious—i.e. deemed—return on capital. This deemed return has been fixed at 4% of average net capital, assets less liabilities at market value, on 1 January and 31 December of any year. In this respect, assets and liabilities relating to income from Box I and Box II are not taken into account. The taxable income is computed without regard to the actual income and capital gains received. Thus, if actual income exceeds 4%, tax will still only be levied on the basis of 4%. On the other hand, there is no reduction in tax if the actual income is less than 4%. The deemed income is taxed at 30%.

In principle, under the provisions of the Personal Income Tax Act 2001 the Dutch dividend tax can be credited, or refunded, for Netherlands residents or for a Dutch permanent establishment or permanent representative to which or to whom the underlying shares are attributable. This credit is also available against tax under Box III. However, in case of dividend stripping transactions, the dividend withholding tax cannot be credited or refunded if the recipient cannot be considered to be the beneficial owner of the dividend. See the discussion on Dutch dividend withholding tax above.

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

Income from savings and investments will be computed in the same way as for taxpayers resident in the Netherlands, on a fictitious basis.

178	TPG Annual Report 2004

Back to Contents

Other non-resident individual holders of the ordinary shares or ADSs may only be taxable in the Netherlands in respect of this shareholding if these shares:

•	are attributable to the business assets of a permanent establishment or permanent representative in the Netherlands,
•
generate income or gains that qualify as “income from miscellaneous activities” (resultaat uit overige werkzaamheden) in the Netherlands, which include activities in the Netherlands with respect to these shares that exceed “regular, active portfolio management” (normaal, actief vermogensbeheer), or

•	part of a substantial interest of the shareholder in the company and this substantial interest does not form part of the business assets of an enterprise of the shareholder.

The right of the Netherlands to levy personal income tax on dividends received by non-resident individuals may be restricted under specific provisions of applicable tax treaties.

Dutch Corporate Income Tax
COMPANIES RESIDENT IN THE NETHERLANDS
A legal entity or a similar entity qualifying as such under Dutch tax law (an “entity”) which holds the ordinary shares or ADSs and who resides, or is deemed to reside, in the Netherlands, is, in principle, able to set off in full the dividend tax withheld against its Dutch corporate income tax due on this income. An entity resident in the Netherlands which is not subject to Dutch corporate income tax can, under certain conditions which are not stated here, request a refund of the dividend tax withheld. An entity subject to Dutch corporate income tax for which the shareholding in the company qualifies for the participation exemption pursuant to Article 13 of the Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) is entitled to an exemption from dividend tax. The participation exemption normally applies if a Dutch resident entity which is subject to corporate income tax at the ordinary rates holds an interest of at least 5% of the nominal paid-up share capital of the company. Under specific circumstances the participation exemption can also apply to interests of less than 5%.

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

If the ordinary shares are attributable to a permanent establishment or permanent representative in the Netherlands of a non-resident resident entity, the income distributed by the company will, in principle, be subject to corporate income tax at the rate of 34.5% (31.5% as of 1 January 2005), unless the participation exemption of Article 13 of the Corporate Income Tax Act 1969 applies with respect to the shareholding in the company. Any dividend tax withheld can generally be set off against the Dutch corporate income tax due on this income, provided the recipient is the beneficial owner of the dividend.

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

If the ordinary shares or ADSs are held by a Dutch resident entity, any capital gains derived from the sale of the ordinary shares or ADSs are subject to corporate income tax at 34.5% (31.5% as of 1 January 2005), unless the shareholding in the company qualifies for the participation exemption of Article 13 of the Corporate Income Tax Act 1969.

NON-RESIDENTS OF THE NETHERLANDS
Capital gains realised by non-resident individuals who, or non-resident entities which, are shareholders of the company are in principle not subject to Dutch personal income tax or Dutch corporate income tax, provided these shareholders:

•	do not hold a substantial interest in the company, or
•
do not conduct a business, trade or other taxable activities, in whole or in part, through a permanent establishment or permanent representative in the Netherlands to which or to whom the ordinary shares or ADSs are attributable.

If the ordinary shares or ADSs form part of a substantial interest, the capital gain on the disposal of the ordinary shares or ADSs is, in principle, subject to tax at a rate of 25% for individuals or 34.5% (31.5% as of 1 January 2005) for entities, unless the substantial interest forms part of the business assets of an enterprise of the shareholder.

TPG Annual Report 2004	179

Back to Contents

Chapter 14    Additional information

The right of the Netherlands to tax the capital gain may be restricted under specific provisions of applicable tax treaties.

Gift, estate or inheritance tax in the Netherlands
Gift tax, estate and inheritance tax is due in the Netherlands with respect to the gift or inheritance of the ordinary shares or ADSs if the donor or deceased who owned the shares:

•	is or was a resident or is or was deemed to be a resident in the Netherlands, or
•
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

If the donor or the deceased is an individual who holds the Dutch nationality, he will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. If the donor is an individual who does not hold Netherlands nationality, or an entity, he or it will be deemed to be resident in The Netherlands for purposes of Netherlands gift tax if he or it has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if the beneficiary of the gift, or all beneficiaries under the estate jointly, as the case may be, make an election to that effect.

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

This summary is of a general nature only and does not discuss all aspects of the United States and Dutch taxation that may be relevant to a particular investor. The summary deals only with ADSs held by US holders as capital assets and does not address special classes of purchasers, such as dealers in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes, US holders whose functional currency is not the United States dollar and certain US holders (including, but not limited to, insurance companies, tax-exempt organisations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.

Owners of ADSs are urged to consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of such shares in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws, and the possible effects of changes in United States Federal or other tax laws.

In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. The United States Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by United States Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Dutch taxes and sourcing rules described below could be affected by ongoing and future actions that may be taken by the United States Treasury Department and/or the Internal Revenue Service.

For purposes of tax treaties and the US Internal Revenue Code of 1986, US holders that own ADSs will be treated as owning ordinary shares.

Under the 1992 Treaty, the company will generally not be subject to United States Federal income tax unless it engages in a trade or business in the United States through a permanent establishment. The company currently operates in the United States through various US subsidiaries. The company intends to conduct its business activities in a manner that will not result

180	TPG Annual Report 2004

Back to Contents

in its being considered to be engaged in a trade or business or to have a permanent establishment in the United States, even though its subsidiaries are United States taxpayers.

Taxation of Dividends
To the extent paid out of current or accumulated earnings and profits of the company, as determined under US Federal income tax principles (“E&P”), a distribution made with respect to ordinary shares or ADSs (including the amount of any Treaty payment, and any Dutch Withholding Tax (both as defined below)) will be includable for US Federal income tax purposes in the income of a US holder as ordinary income on the day received by the US holder, in the case of ordinary shares, or on the day received by the Depositary, in the case of ADSs and will be treated as foreign source dividend income. Distributions in excess of current and accumulated E&P of the company, will be treated as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in the ordinary shares or ADSs and thereafter as taxable capital gain. The company has not historically maintained calculations of earnings and profits under United States federal income tax principles, although it may be required to do so in the future.

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

Under recently enacted tax legislation, if you are a non-corporate US holder, certain dividends paid to you on ADSs in taxable years beginning after 31 December 2002 and before 1 January 2009 will be taxable to you at the rate applicable to long-term capital gains (generally at a maximum rate of 15%). This reduced income tax rate is only applicable to dividends paid by “qualified corporations” and only with respect to shares held by a qualified US holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 120-day period beginning 60 days before the ex-dividend date). Our company should be considered a qualified corporation under the new US tax legislation. Accordingly, dividends paid by us to individual US holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. The reduced income tax rate is not applicable to dividends paid by a company that is a passive foreign investment company for the corporation’s taxable year in which the dividend is paid for the preceding year. Under the new US tax legislation, the reduced tax rate for qualified dividends is scheduled to expire on 31 December 2008, unless further extended by Congress. Each prospective investor should consult its own tax advisor regarding the implications of the new legislation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Dividends paid will generally be subject to a withholding tax of 25% and will generally be eligible for a foreign tax credit. This amount may be reduced under the 1992 Treaty and is referred to above under “Dutch Taxation — Dutch tax on Dividends”.

If the US holder is a United States partnership, trust or estate, the foreign tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to US tax either as the income of a US resident in its hands or in the hands of its partners or beneficiaries, as the case may be. The withholding tax may, subject to certain limitations, be offset against United States Federal taxes on foreign source income by filing Form 1116 (or Form 1118 for corporations) “Foreign Tax Credit” with the Federal income tax return. Form 1116 can be obtained by calling 1-800-TAX FORM. This tax credit will normally reduce the United States tax liability on the dividend. A US holder of ADSs or ordinary shares nonetheless will not be entitled to claim the tax credit for withholding taxes if the holding of ADSs or ordinary shares:

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

If and to the extent that we pay a dividend on the common shares or ADSs out of dividend income from our non-Dutch subsidiaries and are therefore entitled to a credit for Dutch tax purposes for foreign taxes attributable to such dividend income from non-Dutch subsidiaries, there is a risk that the United States Internal Revenue Service might take the position that our allowable credit for Dutch tax purposes constitutes a partial subsidy of our withholding tax obligation and that, therefore, a United States Holder would not be entitled to a foreign tax credit with respect to the amount so allowed. However, this Dutch tax credit is available only to us and does not reduce the amount of withholding tax applied against the dividends paid by us. We believe that such a position would not be correct because such Dutch credit is based primarily on the net dividend received and the United States Holder does not receive any benefit from such Dutch tax credit available to us.

TPG Annual Report 2004	181

Back to Contents

Chapter 14    Additional information

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

For US tax purposes, US holders will generally recognise gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realised from the sale or exchange of the ADSs and the US holder’s basis in such ADSs. In general, such gain or loss will be US source capital gain or loss. In the case of individual US holders, capital gains are subject to US Federal income tax at preferential rates if specified minimum holding periods are met and if such shares are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss. Long-term capital gain of a non-corporate US holder that is recognised on or after 6 May 2003 and before 1 January 2009 is generally taxed at a maximum rate of 15%.

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

Backup withholding is not an additional tax and may be claimed as a credit against the US Federal income tax liability of a US holder or refunded, provided that the required information is furnished to the US Internal Revenue Service. The backup withholding is currently 28% but this rate is subject to change.

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

182	TPG Annual Report 2004

Back to Contents

15

Investor Relations

Traffic, Shanghi

TPG Annual Report 2004	183

Back to Contents

Chapter 15    Investor relations

Further information for shareholders

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

Our policy is to provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the share price. The contacts between the Board of Management on the one hand and press and analysts on the other must be carefully handled and structured, and the company must not engage in any acts that compromise the independence of analysts in relation to the company and vice versa. Briefings on quarterly results are given either via group meetings or teleconference and are both accessible by telephone or via our website. Briefings are similarly given to update the market between each quarterly announcement. We may hold briefing meetings with institutional shareholders to ensure that the investing community receives a balanced and complete view of the Group’s performance and the issues faced by the business. These meetings generally occur after publication of our second and fourth quarter results, but also happen during other periods of the year, for example during broker conferences. We communicate with our shareholders through the annual general meeting of shareholders, newsletters and our website. Meetings of analysts can by way of webcasting at all times be reviewed by shareholders. Our website provides all relevant information with regard to dates of analyst meetings and procedures concerning webcasting. Our group compliance officer is responsible for monitoring this process and the meetings. Analysts’ reports and valuations shall not be assessed, commented upon or corrected other than factually, by the company in advance. For further information visit our website at www.tpg.com.

We do not pay any fee(s) to parties for the carrying out of research for analysts’ reports or for the production or publication of analysts’ reports with the exception of credit rating agencies.

Analysts meetings, presentations to institutional or other investors and direct discussions with the investors shall not take place shortly before the publication of the regular quarterly financial information (‘closed period’).

Our Board of Management has adopted investor relations and media guidelines with which all Board of Management members must at all times abide unless explicitly exempted by the chief executive officer.

Our website provides all information that is required to be published. Our website will also give access to shareholders’ circulars required for any approvals sought from the shareholders’ meeting. We commit in this respect to shareholders’ circulars that in form and substance will be similar to the standard that applies to similar instruments issued by FTSE 100 companies.

Our website provides a summary of the minutes of shareholders’ meetings. All shareholders’ resolutions are decided on a poll, except when the issue relates to a vote concerning individuals or the meeting decides to have a ballot. The proxy votes cast in relation to all resolutions are disclosed to those in attendance at the meeting and the results of the poll are published at our website.

STOCK EXCHANGE AND SHARE PRICE INFORMATION
Since 29 June 1998, following our demerger from KPN, our ordinary shares have been listed on the Amsterdam stock exchange, which was renamed Euronext Amsterdam in connection with the merger of the Amsterdam, Brussels and Paris Stock Exchanges in 2000, the London Stock Exchange, the New York Stock Exchange and the Frankfurt Stock Exchange.

The principal market for trading in the ordinary shares is Euronext Amsterdam. TPG is included in the AEX index, which consists of the top 25 companies in the Netherlands, ranked on the basis of their turnover in the stock market and free float. We have an unrestricted sponsored American Depositary Receipt (ADR) facility with Citibank N.A. as depositary. The ADRs evidence American Depositary Shares (ADSs), which represent the right to receive one ordinary share. The ADSs trade on the New York Stock Exchange under the symbol “TP”.

The following table sets forth the high and low closing prices for our ordinary shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange for the periods indicated:

184	TPG Annual Report 2004

Back to Contents

Trading prices

	Euronext (in €)		NYSE (in US$)

	High	Low	High	Low

2000	31.19	22.31	30.94	19.44
2001	28.29	16.46	26.50	16.25
2002	25.08	14.98	22.72	15.30
2003	19.34	11.71	23.59	13.10
2004	20.15	16.22	27.25	19.79

2002
1st Quarter	25.08	21.65	22.08	19.32
2nd Quarter	25.07	20.65	22.63	19.70
3rd Quarter	23.00	16.55	22.72	16.28
4th Quarter	19.35	14.98	18.50	15.30

2003
1st Quarter	16.00	11.71	17.00	13.10
2nd Quarter	15.74	13.53	18.65	15.10
3rd Quarter	17.62	14.83	20.08	17.13
4th Quarter	19.34	16.11	23.59	19.14

2004
1st Quarter	19.34	16.22	24.30	19.79
2nd Quarter	18.95	17.12	23.08	20.86
3rd Quarter	19.80	17.74	24.50	21.50
4th Quarter	20.15	18.65	27.25	23.83

	Euronext (in €)	LOW	NYSE	(in US$)

	HIGH	LOW	HIGH	LOW

2004
July	18.78	17.74	23.04	21.50
August	19.03	17.74	23.35	21.80
September	19.80	18.80	24.50	22.91
October	20.15	18.65	24.81	23.83
November	19.79	18.82	26.41	23.95
December	19.98	19.51	27.25	25.82

2005
January	21.04	19.65	27.38	25.47
February (through 22 February 2005)	21.80	20.90	28.49	27.33

Average daily volume (in shares) in 2004 was as follows:

	2004	2003

1st Quarter	1,654,655	1,356,444
2nd Quarter	1,492,099	1,242,102
3rd Quarter	1,491,089	1,404,351
4th Quarter	1,559,948	1,272,351

TPG Annual Report 2004	185

Back to Contents

Chapter 15    Investor relations

The highest quotation during the year was €20.15 on 7 October 2004 and the lowest €16.22 on 24 March 2004. A total of 5,836,500 shares in the form of American Depository Receipts (ADRs) were traded on the New York Stock Exchange, compared with 5,674,500 in the previous year.

EXCHANGE RATES
The following tables set forth the noon buying rates in the City of New York for cable transfers as certified by the Federal Reserve Bank of New York for the euro.

US$ per €1	High	Low	Average rate[1]

2000	1.0335	0.8270	0.9228
2001	0.9535	0.8370	0.8955
2002	1.0485	0.8594	0.9451
2003	1.2597	1.0361	1.1411
2004	1.3625	1.1801	1.2478

(1)	Average of the noon buying rates on the last day of each month during the year.

	HIGH	LOW

2004
July	1.2452	1.2018
August	1.2368	1.2025
September	1.2417	1.2052
October	1.2783	1.2271
November	1.3288	1.2703
December	1.3625	1.3224

2005
January	1.3465	1.2963
February (through 22 February 2005)	1.3259	1.2757

Since 4 January 1999, our ordinary shares have traded on Euronext Amsterdam in euro. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar equivalent of the euro price of our ordinary shares on Euronext

Amsterdam and, as a result, will affect the market price of our American Depositary Shares in the United States. See chapter 10 – “Risk factors”.

STOCK PERFORMANCE

Stock price

	2004	2003	2002

Stock price (in €)
High	20.15	19.34	25.07
Low	16.22	11.71	14.98
Close	19.98	18.57	15.45
Earnings per outstanding share in € cents	140.9	63.1	126.1
Dividend in € cents	57.0	48.0	40.0
Dividend pay-our ratio (as a %)	40.5	76.1	31.7
Dividend yield (based on closing rate for the year)	2.85	2.58	2.59
P/E Ratio	14.18	29.41	12.26
Number of issued shares	480,259,522	480,259,522	480,259,522
Stock market capitalisation (in € billions)	9,596	8,823	7,420

186	TPG Annual Report 2004

Back to Contents

Our relative performance to the Euronext Amsterdam (AEX) at closing prices during 2004 (AEX index rebased to our company)

Our relative performance to the Euronext Amsterdam (AEX) at closing prices since its listing in 1998 (AEX index rebased to our company)

Our ordinary shares are held worldwide in the form of bearer shares, non-ADS registered shares and A DSs. Outside the United States, ordinary shares are held primarily in bearer form. In the United States, ordinary shares are held primarily in the form of ADSs. Only bearer shares are traded on Euronext Amsterdam and the other European exchanges on which our ordinary shares are listed. Only ADRs relating to ADSs are traded on the NYSE.

The following table indicates the form in which the ordinary shares were held as of 22 February 2005:

Forum	Number of shares	Percentage of outstanding ordinary shares

Bearer shares	385,065,260	80.18%
Non-ADS registered shares	89,376,767	18.61%
ADSs [1]	5,817,496	1.21%

1.	Held by approximately 55 holders of record. Since some shares are held by brokers and other nominees for their clients, this number may not be representative of the actual number of ordinary shares held by US residents or of the actual number of US-resident beneficial holders of ordinary shares.

TPG Annual Report 2004	187

Back to Contents

Chapter 15    Investor relations

In 2004, 398.7 million TPG shares were traded on the Euronext Amsterdam market (2003: 336.6 million).

PEER GROUP COMPARISON
For comparative reasons, our company has defined a peer group of publicly listed companies with activities in the same industries in which TPG is active. This peer group consists of the Germany-based company Deutsche Post, with activities in mail, express and logistics; the United Kingdom-based company Exel, having activities in the field of logistics; Swiss based Kuehne & Nagel International AG, active in freight management and logistics; as well as the two United States-based express carriers FedEx and United Parcels Services. For this peer group, the comparative performance in terms of total shareholder returns in 2004 is charted below.

DIVIDEND TPG (IN € CENTS)
We try to meet shareholders’ return requirements through dividends and growth in value of our shares. TPG annually pays interim and final dividends in cash. TPG pays cash dividends in euro. Exchange rate movements will affect the amounts received by ADS holders on conversion by the depository of such cash dividends.

188	TPG Annual Report 2004

Back to Contents

FINANCIAL CALENDAR FOR 2005
28 February	Announcement of 2004 Full Year results
7 April	TPG Annual General Meeting of Shareholders
11 April	Ex-dividend listing of TPG shares
18 April	Payment of final dividend
4 May	Publication of 2005 first quarter results
29 July	Publication of 2005 half year results
31 October	Publication of 2005 third quarter results

DOCUMENTS ON DISPLAY
Securities and Exchange Commission
We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. You may examine the reports and other information filed by us, without charge, at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the Securities and Exchange Commission’s Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the Securities and Exchange Commission at 1-800-SEC-0330. Our reports and other information filed with the Securities and Exchange Commission are also available to the public from commercial document retrieval services and the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Our ADRs are traded on the New York Stock Exchange, and these materials are available for inspection and copying at their offices at 20 Broad Street, New York, NewYork, 10005.

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

We also invite you to visit the sites of our two main trading brands: www.tnt.com, www.tpgpost.nl. The information on this website does not form part of this annual report.

TPG INVESTOR RELATIONS
Through our investor relations activities, we aim to provide shareholders with accurate and timely information. We proactively and openly communicate with institutions and private investors and with intermediary groups such as analysts and financial journalists.

In addition to the quarterly, half-yearly and yearly result presentations, we maintain regular contacts with financial analysts and retail and institutional investors through meetings, roadshows, conference calls and company visits. In 2004, we visited investors in major financial cities in Europe, the United States and Asia.

The annual report on Form 20-F is filed electronically with the United States Securities and Exchange Commission.

Mailing address
TPG Investor Relations
P.O. Box 13000
1100 KG Amsterdam
The Netherlands

Visiting address
Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

Telephone	+31 20 500 6455
Fax	+ 31 20 500 7515
E-mail	investorrelations@tpg.com
Internet site	www.tpg.com

TPG Annual Report 2004	189

Back to Contents

Chapter 15    Investor relations

TPG in figures from 2000

	Year ended at 31 December

	2004	2003	2002	2001	2000 [1]

Mail	3,900	3,915	4,005	3,896	3,706
Express [2]	4,696	4,251	4,175	3,910	4,145
Logistics [2]	4,081	3,735	3,610	3,353	2,179
Intercompany / Non-allocated	(42)	(35)	(8)	59	(94)

Total operating revenues	12,635	11,866	11,782	11,218	9,936
Salaries /social security contributions	4,305	4,163	4,027	3,836	3,230
Depreciation, amortisation and impairments	533	711	490	437	343
Other expenses	6,623	6,225	6,207	5,928	5,542

Total operating expenses	11,461	11,099	10,724	10,201	9,115
Total operating income	1,174	767	1,058	1,017	821
as % of total operational revenues	9.3%	6.5%	9.0%	9.1%	8.3%
Net income	667	300	599	585	473

Fixed assets	5,083	5,057	5,573	5,587	5,216
Current Assets	3,199	2,858	2,693	2,867	2,380
Total Assets	8,282	7,915	8,266	8,454	7,596
Group Equity [3]	2,784	2,986	2,979	2,613	2,199
Provisions	1,237	817	1,036	1,173	1,311
Long-term liabilities	1,646	1,661	1,661	1,789	577
Short-term liabilities	2,615	2,451	2,590	2,879	3,509
Total liabilities and group equity [3]	8,282	7,915	8,266	8,454	7,596

Net cash provided by operating activities	1,000	937	1,032	773	572
Net cash used in investing activities	(338)	(373)	(518)	(698)	(1,242)
Net cash used by financing activities	(500)	(436)	(598)	125	592
Changes in cash and cash equivalents	162	128	(84)	200	(78)

Interest cover (times)	15.2	8.3	9.8	10.9	13.7
Average total capital	8,099	8,091	8,360	8,025	6,909
Return on average total capital	14.5%	9.5%	12.7%	12.7%	11.9%
Return on Assets	14.2%	9.7%	12.8%	12.0%	10.8%
Net return on Equity [3]	24.0%	10.0%	20.1%	22.4%	21.5%
Gearing at year end [3]	23.6%	26.4%	32.0%	39.8%	37.7%
Capital expenditure on property, plant and equipment	290	287	398	454	388
Capital expenditures on major fixed assets as % of turnover	2.8%	3.0%	4.0%	4.3%	3.9%
Capital expenditure on investments as % of turnover	1.8%	0.6%	1.2%	2.9%	–0.3%
Cash conversion efficiency	7.9%	7.9%	8.8%	6.9%	5.8%
Number of ordinary shares on diluted basis (in millions)	474.0	475.4	475.0	475.1	477.3
Net income per diluted ordinary share (€)	1.41	0.63	1.26	1.23	0.99
Total shareholder return (%)	10.6	23.5	(35.3)	(4.3)	(8.2)

(in € millions, unless otherwise stated)
1	Restated to reflect the impact of the changes in accounting principles in 2001.
2	Restated to reflect the impact of the transfer of Innight services from express to logistics.
3	Per 1 January 2003 dividends proposed, but not yet declared, are to be presented as a component of equity instead of a liability.
The prior year balances are adjusted for comparison purposes.

190	TPG Annual Report 2004

Back to Contents

Glossary of terms

Average total capital
The averaged sum of the total assets of two consecutive years.

Cash conversion efficiency
Net cash provided by operating activities as a percentage of total operating revenues.

Gearing at year end
The net debt as percentage of total group equity plus net debt.

Interest cover (times)
Total operating income divided by net financial (expenses)/ income.

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

Total shareholder return (source: Bloomberg Professional)
The total share price appreciation (or depreciation) plus return on reinvestment of gross dividend

TPG Annual Report 2004	191

Back to Contents

Chapter 16    Cross reference to Form 20-F

16

Cross Reference Table to Form 20-F

The river P, Turin

192	TPG Annual Report 2004

Back to Contents

Item	Required item in form 20-F	Page number

Part I

1	Identity of directors, senior management and advisors	N/a

2	Offer statistics and expected timetable	N/a

3	Key information
3A	Selected financial data	10-12
3B	Capitalisation and indebtedness	N/a
3C	Reasons for the offer and use of proceeds	N/a
3D	Risk factors	73-80

4	Information on the company
4A	History and development of the company	14-17, 25-29, 35-37, 42-44
4B	Business overview	14-17, 25-29, 35-37, 42-44
4C	Organisational structure	14-17, 25-29, 35-37, 42-44
4D	Property, plants and equipment	175-176

5	Operating and financial review and prospects
5A	Operating results	14-23, 25-33, 35-40, 42-49, 82-96
5B	Liquidity and capital resources	87-88
5C	Research and development, patents and licences	N/a
5D	Trend information	14-23, 25-33, 35-40, 42-49
5E	Off-balance sheet arrangements	87, 120-124
5F	Tabular disclosure of contractual obligations	120
5G	Safe harbour [forward looking statements]	74

6	Directors, senior management and employees
6A	Directors and senior management	54, 61
6B	Compensation	63-68, 125-136
6C	Board practices	51
6D	Employees	125
6E	Share ownership	143-144, 158-159, 162, 170-172

7	Major shareholders and related party transactions
7A	Major shareholders	170-172
7B	Related party transactions	144
7C	Interests of experts and counsel	N/a

8	Financial information
8A	Consolidated statements and other financial information	100-155
8B	Significant changes	52-53

TPG Annual Report 2004	193

Back to Contents

Chapter 16    Cross reference to Form 20-F

Item	Required item in form 20-F	Page number

9	The offer and listing
9A	Offer and listing details	184
9B	Plan of distribution	N/a
9C	Markets	184
9D	Selling shareholders	N/a
9E	Dilution	N/a
9F	Expenses of the issue	N/a

10	Additional information
10A	Share capital	N/a
10B	Memorandum and articles of association	170-174
10C	Material contracts	175
10D	Exchange controls	175
10E	Taxation	176-182
10F	Dividends and paying agents	N/a
10G	Statement by experts	N/a
10H	Documents on display	189
10I	Subsidiary information	N/a

11	Quantitative and qualitative disclosures about market risk	95

12	Description of securities other than equity securities	N/a

Part II

13	Defaults, dividend arrearages and delinquencies	N/a

14	Material modifications to the rights of security holders and use of proceeds	N/a

15	Controls and procedures	52-53

16A	Audit committee financial expert	55

16B	Code of ethics	70-71

16C	Principal accountant fees and services	56, 137

16D	Exemptions from the listing standards for audit committees	N/a

16E	Purchases of equity securities by the issuer and affiliated purchasers	158

Part III

17	Financial statements	N/a

18	Financial statements	100-163

19	Exhibits	Filed with the SEC

194	TPG Annual Report 2004

Back to Contents

Item 19: EXHIBITS
1.1	Articles of Association of TPG N.V., as amended (English translation).

2.1	Deposit Agreement dated as of 15 June 1998, among TNT Post Group N.V., Citibank N.A., as Depositary, and all registered holders and beneficial owners from time to time of ADRs.[1]

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Fiscal Agency Agreement dated as of 29 November 2001, between TPG N.V. and ING Bank N.V., as Fiscal Agent and Paying Agent.[2]

4.1	Letter Agreement dated 23 June 1998, between The State of the Netherlands and TNT Post Group N.V. (English translation).[3]

4.2	Letter Agreement dated 9 March 2001, between TNT Post Group N.V. and the State Secretary of Transport, Public Works and Water Management, on behalf of the State of the Netherlands (English translation).[4]

4.3	Employment Agreement of M.P. Bakker.[5]

4.4	Employment Agreement of J.G. Haars.[6]

4.5	Employment Agreement of H.M. Koorstra.[7]

4.6	Participation Agreement dated 20 December 2002 between TNT Post Groep N.V. and the Stichting Pensioenfonds TNT Post Groep (English summary of Dutch agreement).[8]

4.9	Fiat Spare Parts Renewal agreement dated 19 February 2004 between TNT Automotive Logistics S.p.A and Fiat Auto S.p.A. (English translation of Italian agreement).[9]

8.1	Significant subsidiaries (see chapter 14 – “Additional information”).

11.1	Code of ethics for senior financial officers (see "TPG Code of Business Principles", chapter 9 – “Code of Business Principles and corporate social responsibility”).

12.1	Certification by Chief Executive Officer pursuant Section 302 of the Sarbanes -Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes -Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes -Oxley Act of 2002.

1 Incorporated by reference to Exhibit 2.1 to TPG’s Annual Report on Form 20-F filed with the SEC on 13 March 2001.
2 Incorporated by reference to Exhibit 2.3 to TPG’s Annual Report on Form 20-F filed with the SEC on 4 March 2002.
3 Incorporated by reference to Exhibit 4.1 to TPG’s Annual Report on Form 20-F filed with the SEC on 13 March 2001.
4 Incorporated by reference to TPG’s Form 6-K furnished to the SEC on 15 March 2001.
5 Incorporated by reference to Exhibit 4.3 to TPG’s Annual Report on Form 20-F filed with the SEC on 31 March 2004.
6 Incorporated by reference to Exhibit 4.4 to TPG’s Annual Report on Form 20-F filed with the SEC on 31 March 2001.
7 Incorporated by reference to Exhibit 4.3 to the amendment to TPG’s Annual Report on Form 20-F filed with the SEC on 1 July 2002.
8 Incorporated by reference to Exhibit 4.4 to TPG’s Annual Report on Form 20-F filed with the SEC on 21 February 2003.
9 Incorporated by reference to Exhibit 4.9 to TPG’s Annual Report on Form 20-F filed with the SEC on 31 March 2004.

TPG Annual Report 2004	195

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this annual report on its behalf.

TPG N.V. By: /s/ M. P. Bakker Name: M. P. Bakker Title: Chairman of the Board of Management and CEO

Date: 25 February 2005

Exhibit 1.1

ARTICLES OF ASSOCIATION of
TPG N.V.,
having its official seat in Amsterdam.

1 September 2004

Office translation of the complete text of the Articles of Association of TPG N.V., having its official seat in Amsterdam, as they read after the deed of amendment executed on 1 September 2004 before G.W.Ch. Visser, civil law notary in Amsterdam, in respect of which a ministerial Statement of No objections was granted on 26 July 2004, under number NV 617722.

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

h.	group company: a legal entity or company within the meaning of section 24b of Book 2 of the Netherlands Civil Code which is united with the company in one group;

i.	dependent company:

	-	a legal person to which the company or one or more dependent companies, solely or jointly and for its or their own account, contribute(s) at least one-half of the issued capital;

	-	a partnership, a (business) undertaking of which has been registered in the commercial register and for which the company or a dependent company is fully liable as a partner towards third parties for all liabilities;

j.	Official Price List: the Official Price List of Euronext Amsterdam N.V. or an official publication replacing it;

k.	Rules relating to Securities (Fondsenreglement): the Rules relating to Securities on the stock exchange maintained by Euronext Amsterdam N.V.;

l.	Necigef: Nederlands Centraal Instituut voor Giraal Effectenverk eer B.V.: the Netherlands central securities depository (centraal instituut) as referred to in the Securities Bank Giro Transfer Act (Wet giraal effectenverkeer);

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

CHAPTER III
Capital and shares. Registers.
Article 5. Authorised capital. Classes of shares.

1.	The authorised capital amounts to one billion one hundred fifty-two million euros (EUR 1,152,000,000).

2.	The authorised capital is divided into two billion four hundred million (2,400,000,000) shares of forty-eight eurocents (EUR 0.48) each, namely :

	a.	1,200,000,000	one billion two hundred million ordinary shares;

	b.	1	one special share;

	c.	1,199,999,999	one billion one hundred ninety-nine million nine hundred ninety-nine thousand nine hundred ninety-nine preference shares B.

3.	The ordinary shares may, at the choice of the shareholder, be registered shares or bearer shares. The special share and the preference shares B shall be registered shares.

4.	Where the terms "shares" and "shareholders" are used in these articles of association they shall, unless the context indicates otherwise, be taken to mean all classes of shares referred to in paragraph 2 and their holders.

Article 6. Bearer ordinary shares: Necigef Global Certificate.

1.	On the occasion of the issuance of ordinary shares any person entitled to receive such share may submit a written request to the company for a registered ordinary share. Without such request, the person entitled to such share shall obtain a bearer ordinary share in conformity with the provisions of this article 6.

2.	All bearer ordinary shares in issue from time to time shall be represented by one single share certificate (the "Necigef Global Certificate").

3.	The company shall have the Necigef Global Certific ate kept in safe custody by Necigef for the benefit of the Necigef-beneficiaries.

4.	The company shall confer a right to a bearer ordinary share on a person by (i) having Necigef enable the company to add an ordinary share to the Necigef Global Certificate, and (ii) by the entitled person designating a Necigef-participant that will accordingly credit him as Necigef-beneficiary in in this Necigef-participant's collective deposit of ordinary shares in the company.

5.	Without prejudice to the provisions in article 44, paragraph 4, of these articles of association, Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending cooperation in the crediting and debiting of the Necigef Global Certificate.

6.	No individual bearer ordinary share shall be handed over

7.	A Necigef-beneficiary may at any time require the conversion of one or more bearer ordinary shares up to the maximum number he is entitled to into registered ordinary shares. Such conversion of one or more ordinary shares is only allowed to the maximum number for which he is Necigef-participant and shall require (i) the transfer by deed of the shares concerned by Necigef to the Necigef-beneficiary, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares debited from the Necigef Global Certificate, (iv) the Necigef-participant concerned debiting the Necigef -beneficiary accordingly as a participant in its collective deposit of ordinary shares in the company and (v) the company effecting the entry of the Necigef-beneficiary's name in the company's register of shareholders as holder of the registered ordinary shares concerned.

8.	A holder of registered ordinary shares may at any time require the conversion of such ordinary shares into bearer ordinary shares. Conversion of one or more registered ordinary shares shall require (i) the transfer by deed of the shares concerned by the shareholder to Necigef, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares credited to the Necigef Global Certificate, (iv) the Necigef-participant crediting the shareholder accordingly as Necigef-beneficiary in its collective deposit of ordinary shares in the Company, and (v) the company effecting the deletion of the shareholder's name as holder of the shares concerned in the company's register of shareholders.

9.	For the purpose of application of the provisions of these articles of association, shareholders shall be understood to include Necigef-beneficiaries.

10	In the event of the damage, destruction or loss of share certificates, the Board of Management may issue duplicates. The issue of a duplicate shall render the original document worthless vis-à-vis the company. The new document shall clearly state that it is a duplicate.

Article 7.
Has been cancelled.
Article 8.
Has been cancelled.

Article 9.
Has been cancelled.
Article 10. Depositary receipts for shares.

1.	The company may cooperate towards the issue of depositary receipts for its shares.

2.	If such an issue has been effected, the holders of the depositary receipts shall have the rights conferred by law upon the holders of depositary receipts, among which:

	a.	the right to attend and to address the general meeting of shareholders, to which article 44 is also applicable;

	b.	the right to take note of documents that are available for inspection by shareholders as referred to in the sections 102, 103 and 394 of Book 2 of the Netherlands Civil Code.

Article 11. Registers for shareholders.

1.	No share certificates shall be issued for the ordinary registered shares, for the special share and for the preference shares B.

2.	The Board of Management shall keep a register in which are entered the names and addresses of all holders of the special share and the ordinary registered shares, indicating the class of shares.

3.	The Board of Management shall also keep a separate register in which are entered the names and addresses of all holders of preference shares B.

4.	Each holder of one or more registered shares and each person holding a right of usufruct or pledge on one or more of such shares is obliged to notify the company in writing of his address.

5.	All entries and notes in a register shall be signed by a member of the Board of Management and by a member of the Supervisory Board, or by a person authorised thereto by the Board of Management with the approval of the Supervisory Board.

6.	Section 85 of Book 2 of the Netherlands Civil Code shall also be applicable to the registers.

7.	Extracts from a register shall be non-negotiable.

CHAPTER IV
Issue of shares.
Article 12. Competent body.

1.	Shares shall be issued pursuant to a resolution of the Board of Management. The resolution shall be subject to the approval of the Supervisory Board and the holder of the special share. The scope of authority of the Board of Management shall be determined by a resolution of the general meeting of shareholders and relate at most to all unissued shares of the authorised capital, as applicable now or at any time in the future. The duration of this authority shall be determined by a resolution of the general meeting and shall be for a period of five years at most.

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

8.	In the event of an issue of preference shares B, a general meeting of shareholders shall be convened, to be held not later than two years after the date on which preference shares B were issued for the first time. The agenda for that meeting shall include a resolution relating to the repurchase or cancellation of the preference shares B. If the resolution to be adopted in respect of this item on the agenda does not extend to the repurchase or cancellation of the preference shares B, a general meeting of shareholders shall be convened and held, in each case within two years of the previous meeting, the agenda of which meetings shall include a resolution relating to the repurchase or cancellation of the preference shares B, until such time as no more preference shares B remain issued. The foregoing provisions of this paragraph shall not be applicable to preference shares B issued pursuant to a resolution of the general meeting.

9.	Section 96 of Book 2 of the Netherlands Civil Code shall also be applicable to the issue of shares and the granting of rights to subscribe to shares.

Article 13. Share issue terms. Pre-emptive right.

1.	The price and other terms of issue shall be determined at the time of the resolution to issue shares. Save as provided in section 80, paragraph 2 of Book 3 of the Netherlands Civil Code, the issue price shall not be less than par.

2.	Each holder of ordinary shares shall have a pre-emptive right to any issue of ordinary shares pursuant to the provisions of section 96a of Book 2 of the Netherlands Civil Code. The same shall apply to the granting of rights to subscribe to ordinary shares.

3.	The pre-emptive right may be restricted or excluded by a resolution of the Board of Management. The resolution shall be subject to the approval of the Supervisory Board and the holder of the special share. The authority vested in the Board of Management shall terminate on the date of termination of the authority of the Board of Management to issue shares.

Paragraphs 1 to 4 inclusive of article 12 shall be applicable mutatis mutandis.

4.	Sections 96a and 97 of Book 2 of the Netherlands Civil Code shall also be applicable to the issue terms and the pre-emptive right, respectively.

Article 14. Paying up on shares.

1.	On subscription to each ordinary share and the special share, payment must be made of its nominal value and, if an ordinary share is subscribed to at a higher amount, the difference between such amounts, without prejudice to the provisions of section 80, paragraph 2 of Book 2 of the Netherlands Civil Code.

2.	On subscription to each preference share B, paying up must be made of at least one-quarter of its nominal value.

3.	Further paying up on preference shares B shall not be made until a call for such paying up is made by the company. Calls for further paying up shall be made pursuant to a resolution of the Board of Management. The resolution is subject to the approval of the Supervisory Board.

4.	Paying up on preference shares B and on the special share may be made only in cash. Paying up on ordinary shares must be made in cash, insofar as another form of contribution has not been agreed to.

5.	The Board of Management shall be authorised, without the prior approval of the general meeting, to perform legal acts relating to non-cash contributions for ordinary shares and the other legal acts referred to in section 94 of Book 2 of the Netherlands Civil Code.

6.	Sections 80, 80a, 80b and 94b of Book 2 of the Netherlands Civil Code shall also be applicable to payment on shares and non-

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

A resolution to acquire or dispose of shares in its own capital amounting to more than one per cent (1%) of the issued capital of ordinary shares shall be subject to the approval of the holder of the special share; all without prejudice to the provisions of article 25 paragraph 1 under A.a and section 98, paragraph 4 of the Netherlands Civil Code.

4.	Sections 24d, 89a, 95, 98, 98a, 98b, 98c, 98d and section 118, paragraph 7 of Book 2 of the Netherlands Civil Code shall also be applicable to shares in the company's own capital or depositary receipts therefor.

CHAPTER VI
Reduction of capital .
Article 16.

1.		The general meeting may, but only on a proposal of the Board of Management with the approval of the Supervisory Board, resolve to reduce the issued capital:

	a.	by a cancellation of shares; or

	b.	by a reduction of the nominal amount of the shares by amendment of the articles of association.

2.	A resolution to cancel may only relate to:

	a.	shares held by the company itself or for which it holds the depositary receipts; or

	b.	all preference shares B, all ordinary shares or the special share, in all cases with repayment.

3.	A resolution to cancel the special share shall only be adopted with the prior approval of the holder of the special share.

4.	Any partial repayment on shares or release from the obligation to pay up shall only be permitted in order to implement a resolution to reduce the nominal amount of the shares. Such a repayment or release must be made:

	a.	in respect of all shares; or

	b.	in respect of all preference shares B or all ordinary shares.

5.	The provisions of sections 99 and 100 of Book 2 of the Netherlands Civil Code shall also be applicable to the reduction of capital.

CHAPTER VII
Transfer of the special share. Transfer of the registered shares. Restricted rights.
 Article 17. Transfer of the special share.

1.	The special share can be transferred to the company.

2.	Any transfer other than that to the company can only be effected with the approval of the Board of Management and the Supervisory Board.

3.	The transfer must take place within three months after the approval has been granted. The approval shall be deemed to have been granted if the Board of Management and the Supervisory Board, having informed the applicant of the refusal of the request, do not simultaneously inform the applicant of one or more prospective buyers who are prepared to purchase the special share against payment in cash. The company itself can be designated as a prospective buyer.

4.	The transfer of the special share to the company or to another prospective buyer as referred to in paragraph 3 shall take place against a purchase price that equals the nominal value of the special share.

5.	If the special share is transferred without the approval of the Board of Management and the Supervisory Board, the rights granted to the holder of the special share as such in the articles of association shall terminate.

Article 18. Transfer of registered shares. Restricted rights.

1.	A transfer of a registered share or of a restricted right thereto shall require a deed of transfer drawn up for that purpose and, save when the company itself is a party to the legal act, acknowledgement in writing by the company of the transfer.

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

2.	A pledge may be also established on a share without acknowledgement by the company or service of an instrument on the company. In such cases, section 239 of Book 3 of the Netherlands Civil Code shall be applicable mutatis mutandis whereby acknowledgement by the company or service of an instrument on the company shall replace the notification referred to in paragraph 3 of that section.

3.	The acknowledgement shall be signed with due observance of the provisions on representation of article 24.

Article 19. Usufruct. Pledge.

1.	The shareholder shall have the right to vote on shares subject to a usufruct or pledge. The usufructuary or the pledgee shall, however, have the right to vote if so provided upon the establishment of the usufruct or pledge. A shareholder without the right to vote and a usufructuary or a pledgee with the right to vote shall have the rights conferred by law upon the holders of depositary receipts issued for shares with the cooperation of a company. A usufructuary or pledgee without the right to vote shall not have the rights referred to in the preceding sentence.

2.	The shareholder shall have the rights attaching to the share on which a usufruct has been established with respect to the acquisition of shares, provided that he shall compensate the usufructuary for the value of these rights to the extent that the latter is entitled thereto under his right of usufruct.

CHAPTER VIII
Management.
Article 20. Board of Management.

1.	The management of the company shall be formed by a Board of Management consisting of a number of members to be determined by the Supervisory Board at three or more members.

2.	The Supervisory Board shall appoint a chairman from among the members of the Board of Management.

Article 21. Appointment, suspension and dismissal.

1.	The Supervisory Board shall appoint the members of the Board of Management. It shall notify the general meeting of an intended appointment.

2.	The Supervisory Board shall not dismiss a member of the Board of Management until the general meeting has been consulted on the intended dismissal. The Supervisory Board shall permit the member of the Board of Management who it intends to dismiss, to be heard before the general meeting regarding the intended dismissal.

3.	The Supervisory Board can suspend a member of the Board of Management.

4.	A suspension may be extended on one or more occasions, but is not to last for a total of more than three months. If no decision has been made to set aside the suspension or dismiss such member by the end of that period the suspension shall be set aside.

5.	Section 158, paragraph 11 of Book 2 of the Netherlands Civil Code shall also apply to the appointment and dismissal of the members of the Board of Management.

Article 22. Remuneration.

1.	The company has a policy on the remuneration of the Board of Management. The policy shall be proposed by the Supervisory Board and adopted by the general meeting. The policy on remuneration shall in any case include the subjects referred to in sections 383c, 383d and 383e of Book 2 of the Netherlands Civil Code insofar as they regard issues related to the Board of Management.

2.	The remuneration and further terms of employment of the Board of Management shall be determined by the Supervisory Board, with due observance of the policy referred to in paragraph 1.

3.	If the remuneration of the Board of Management also consists of schemes under which shares or rights to subscribe for shares are granted, the Supervisory Board shall submit these schemes to the general meeting for approval. The proposal must as a minimum state the number of shares or rights to subscribe for shares that can be granted to the Board of Management and the conditions for the granting and amending thereof.

Management shall be determined by the Supervisory Board.

Article 23. Management duties. Decision-making. Allocation of tasks.

1.	Subject to the restrictions imposed by the articles of association, the Board of Management shall be charged with the management of the company.

2.	The Board of Management shall resolve with an absolute voting majority. In the event the votes are equally divided, the chairman of the Board of Management shall have a casting vote

3.	The Board of Management shall draw up by-laws containing further regulations on the procedure of holding meetings and decision-making by the Board of Management, and its operating procedures. Such by-laws shall require the approval of the Supervisory Board.

4.	In allocating its duties, the Board of Management may determine the tasks for which each member of the Board of Management bears special responsibility. The allocation of tasks shall require the approval of the Supervisory Board.

Article 24. Representation.

1.	The Board of Management represents the company. Representative authority shall also vest in:

	a.	the chairman of the Board of Management, or

	b.	two other members of the Board of Management, acting jointly.

2.	The Board of Management may appoint officers with general or restricted power to represent the company. Any such appointment may be withdrawn at any time. All such officers shall represent the company with due observance of the restrictions imposed on their powers. Their titles shall be determined by the Board of Management.

3.	In the event of a conflict of interest between the company and a member of the Board of Management, the company shall be represented by a member of the Board of Management or a member of the Supervisory Board appointed by the Supervisory Board for this purpose.

Article 25. Approval of resolutions of the Board of Management.

1.	Without prejudice to the other provisions of these articles of association as to that subject, the approval of the Supervisory Board shall be required for:

	A	resolutions of the Board of Management relating to:

		a.	the issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership (commanditaire vennootschap) or a general partnership (vennootschap onder firma) in respect of which the company is a general partner with full liability;

		b.	cooperation in the issue of depositary receipts for shares in the company;

		c.	application for listing or withdrawal of listing on any stock exchange of the securities referred to under a. and b.;

		d.	the entering into or termination of long-term cooperation of the company or a dependent company with any other company or legal entity or as fully liable partner in a limited partnership or general partnership if such cooperation or termination is of fundamental importance to the company;

		e.	the acquisition of a participation worth at least a quarter of the value of the issued capital plus reserves according to the company's balance sheet plus explanatory notes, by the company or a dependent company in the capital of another company, and any substantial increase or decrease of such a participation;

		f.	investments requiring an amount equal to at least a quarter of the company's issued capital plus reserves according to its balance sheet plus explanatory notes;

		g.	a proposal to amend the articles of association;

		h.	a proposal to dissolve the company;

		i.	a petition for bankruptcy (faillissement) or a request for suspension of payments (surséance van betaling);

		j.	the termination of the employment of a considerable number of the company's employees or of a dependent company's employees simultaneously or within a short period of time;

		k.	a significant change in the employment conditions of a considerable number of the company's employees or of a dependent company's employees;

		l.	a proposal to reduce the issued capital of the company;

	B.	- insofar not already subject to A mentioned hereinabove - the resolutions of the Board of Management, against which the chairman has cast his vote in the voting of the Board of Management.

2.	Without prejudice to the provisions of paragraph 1 of this article, the approval of the Supervisory Board shall be required for resolutions of the Board of Management:

	a.	to exercise the right to vote on shares in Koninklijke TPG Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act (Postwet) with respect to a proposal to issue shares by the legal entity involved, if this issue of shares shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 sub c. of the Netherlands Postal Act;

	b.	to sell shares in Koninklijke TPG Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act, if the selling shall result in the legal entity no longer meeting that what is provided for in sec tion 4, paragraph 1 under c. of the Netherlands Postal Act.

For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in a. or b. of this sub-paragraph to vote on shares in the capital of another legal entity referred to in section 4, paragraph 1 of the Netherlands Postal Act which are held by the former legal entity, shall be equated with voting on shares

3.	Without prejudice to the provisions of paragraph 1 and 2 of this article, the approval of both the Supervisory Board and the holder of the special share shall be required for resolutions of the Board of Management:

	a.	to exercise the right to vote on shares in Koninklijke TPG Post B.V. or another legal entity as mentioned in section 4, paragraph 1 of the Netherlands Postal Act with respect to a proposal to:

		-	dissolve the company involved,

		-	a merger (fusie) or demerger (splitsing), within the meaning of Part 7 of Book 2 of the Netherlands Civil Code of the legal entity involved,

		-	acquisition of its own shares by the legal entity involved,

		-	amendment of the articles of association of the legal entity involved relating to the competence of its general meeting concerning the subjects referred to hereinabove in this sub-paragraph.

For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in the opening words of this sub-paragraph to vote on shares in the capital of another legal entity referred to in the opening words of this sub-paragraph which are held by the former legal entity, shall be equated with voting on shares.
	b.	to make capital expenditures which would reduce the shareholders' equity of the company below fifteen percent (15%) of the total capital according to its consolidated balance sheet.

4.	The Supervisory Board may require other resolutions of the Board of Management than those specified in paragraphs 1, 2 and 3, to be subject to its approval. The Board of Management shall be notified in writing of such resolutions, which shall be clearly specified.

5.	The lack of approval of the Supervisory Board or the holder of the special share, respectively, for a resolution as referred to in the paragraphs 1, 2, 3 and 4 shall not affect the authority of the Board of Management and its members to represent the company.

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

CHAPTER IX

Supervisory Board.

Article 27. Number of Members. Profile.

1.	The company shall have a Supervisory Board consisting of natural persons only. The Supervisory Board shall have at least seven and at most twelve members. If there are fewer than seven members of the Supervisory Board, the Board shall proceed without delay to fill up its number of members.

2.	The number of members of the Supervisory Board shall be determined by the Supervisory Board, with due observance of the provisions of paragraph 1.

3.	The Supervisory Board adopts a profile on its size and composition, taking into account the character of the business, its activities and the desired expertise and background of the members of the Supervisory Board.

Article 28. Appointment.

1.	The members of the Supervisory Board shall be appointed by the Supervisory Board.

2.	The Supervisory Board shall inform the general meeting, the central works council and the Board of Management, in good time, when and for what reason a vacancy must be filled. The Supervisory Board shall offer the general meeting, the central works council and the Board of Management the opportunity to recommend persons for the appointment as a member of the Supervisory Board.

3.	All recommendations for the appointment of a member of the Supervisory Board and the notification referred to in the next paragraph shall be stated with reasons and shall include the name of the person who is recommended or appointed and the information referred to in section 142, paragraph 3 of Book 2 of the Netherlands Civil Code. The Supervisory Board is entitled to set a reasonable time within which all the recommendations will have to be made.

4.	The Supervisory Board shall notify the general meeting and the central works council of the name of the person he wishes to appoint.

5.	The Supervisory Board shall appoint this person, unless the general meeting or the central works council objects to the proposed appointment by reason of the fact that the provisions of paragraph 4, second sentence, or paragraph 5 of section 158 of Book 2 of the Netherlands Civil Code have not been properly observed, or on the ground that it may be expected that the proposed person will be unsuitable for the performance of the duties of a member of the Supervisory Board or that, when the appointment is made as intended, the Supervisory Board will not be suitably composed.

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

Supervisory Board, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal declares the objection to be unfounded.

8.	The sections 158 to 161 inclusive of Book 2 of the Netherlands Civil Code shall apply to the members of the Supervisory Board.

Article 29. Appointment. Retirement.

1.	The position of a member of the Supervisory Board may not be held by:

	a.	persons employed by the company;

	b.	persons employed by a dependent company;

	c.	officers and persons employed by an employees' organisation customarily involved in the establishment of the terms of employment of the persons referred to under a. and b.

2.	A member of the Supervisory Board shall resign no later than at the time of closure of the general meeting following the day four years after his last appointment and be qualified for re-appointment. A member of the Supervisory Board shall be dismissed and suspended in the manner defined in the second respectively third paragraph of section 161 of Book 2 of the Netherlands Civil Code.

3.	The members of the Supervisory Board shall resign periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. An alteration to the rotation plan cannot imply that an incumbent member of the Supervisory Board shall resign against his will before the period for which he was appointed has expired.

Article 30. Remuneration.

The remuneration for each member of the Supervisory Board shall be determined by the general meeting.

Article 31. Duties and powers.

1.	The duties of the Supervisory Board shall be the supervision of the policy of the Board of Management and the general course of affairs of the company and the enterprise connected therewith. It shall assist the Board of Management with advice. In the performance of their duties the members of the Supervisory Board shall be guided by the interest of the company and the enterprise connected therewith.

2.	The Board of Management shall provide the Supervisory Board in good time with the information necessary for the performance of its duties.

3.	At least once a year, the Board of Management shall inform the Supervisory Board of the main aspects of the strategic policy, the general and financial risks and the company's management and auditing systems in writing.

4.	The Supervisory Board shall have access to the company's buildings and premises and shall be entitled to inspect the company's books and documents. The Supervisory Board may appoint one or more persons from among its number or an expert to exercise these powers. The Supervisory Board may also otherwise call upon the assistance of experts. The costs of such experts shall be borne by the company.

Article 32. Working procedures and decision-making.

1.	The Supervisory Board shall appoint from among its midst a chairman and a vice-chairman who shall substitute for the former in his absence. The board shall appoint a secretary from among its midst or from outside and shall make a provision for the substitution of the secretary.

2.	In the absence of the chairman and the vice-chairman at a meeting, the meeting itself shall designate a chairman.

3.	The Supervisory Board shall meet whenever the chairman, or two other members of the Supervisory Board, or the Board of Management so requests.

4.	Minutes shall be kept by the secretary of the proceedings of meetings of the Supervisory Board. The minutes shall be adopted by the Supervisory Board at the same meeting or at a subsequent meeting.

5.	All resolutions of the Supervisory Board shall be passed by absolute majority of the votes cast.

6.	The Supervisory Board may only pass valid resolutions at a meeting if the majority of the members of the Supervisory Board are present or represented at the meeting.

7.	A member of the Supervisory Board may have himself represented by a fellow member holding a written proxy. By 'written proxy' shall be understood a proxy transmitted by any accepted means of communication and received in writing. A member of the Supervisory Board may not act as proxy on behalf of more than one fellow member of the Supervisory Board.

8.	The Supervisory Board may also adopt resolutions without holding a meeting, provided the proposal in question has been submitted to all members of the Supervisory Board and none has objected to this form of decision-making.

A report shall be drawn up by the secretary of a resolution adopted in this way, enclosing the replies received, and shall be signed by the chairman and the secretary. In the minutes of the subsequent meeting of the Supervisory Board, this form of decision-making shall be stated.

9.	The Supervisory Board shall meet together with the Board of Management whenever the Supervisory Board or the Board of Management so requests.

10.	The Supervisory Board shall draw up by-laws containing further regulations on the procedure for holding meetings and decision-making by the Supervisory Board, and its operating procedures.

11.	The Supervisory Board may, without prejudice to its responsibilities, designate one or more committees from among its members, who shall have the responsibilities specified by the Supervisory Board.

12.	The composition of any such committee shall be determined by the Supervisory Board.

13.	The general meeting may additionally remunerate the members of the committee(s) for their services.

Article 33. Indemnity.

1.	The company shall indemnify and hold harmless each member of the Board of Management and each member of the Supervisory Board (each of them, for the purpose of this article 33 only, the "Director") against any and all liabilities, claims, judgements, fines and penalties (the "Claims"), incurred by the Director as a result of any threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (the "Action"), brought by any party other than the company itself or its group companies, in relation to acts or omissions in or related to his capacity as a Director. Claims will include derivative actions brought on behalf of the company or its group companies against the Director and claims by the company (or one of its group companies) itself for reimbursement for claims by third parties on the ground that the Director was jointly liable toward that third party in addition to the company.

2.	The Director will not be indemnified with respect to Claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Director shall have been adjudged to be liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).

3.	Any expenses (including reasonable attorneys' fees and litigation costs) (together the "Expenses") incurred by the Director in connection with any Action, shall be reimbursed by the company, but only upon receipt of a written undertaking by that Director that he shall repay such Expenses if a competent Court should determine that he is not entitled to be indemnified. Expenses shall be deemed to include any tax liability which the Director may be subject to as a result of his indemnification.

4.	Also in case of an Action against the Director by the company itself or its group companies, the company will advance to the Director his reasonable attorneys' fees and litigation costs but only upon receipt of a written under taking by that Director that he shall repay such fees and costs if a competent Court should resolve the Action in favour of the company rather than the Director.

5.	The Director shall not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the company's prior written authorisation. The company and the Director shall use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims but in the event that the company and the Director would fail to reach such agreement, the Director shall comply with all directions given by the company in its sole discretion.

6.	The indemnity contemplated by this article 33 shall not apply to the extent Claims and Expenses are reimbursed by insurers.

7.	In case of amendment of this article 33, the indemnity provided thereby shall nevertheless continue to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Director during the periods in which this clause was in effect.

CHAPTER X

Financial statements and annual report. Profit.

Article 34. Financial year. Financial statements and annual report. Adoption. Approval.

1.	The financial year shall coincide with the calendar year.

2.	Each year, within five months after the end of the financial year, save where this period is extended by a maximum of six months by the general meeting on account of special circumstances, the Board of Management shall prepare the financial statements and shall lay them open for inspection by the shareholders at the office of the company. Within that period the Board of Management shall also present the annual report.

3.	Within the period referred to in paragraph 2 the Board of Management shall submit the thus prepared financial statements together with the annual report to the Supervisory Board.

4.	The Supervisory Board shall determine the financial statements.

5.	The Supervisory Board shall submit the financial statements determined by it to the general meeting for approval.

6.	Simultaneously, the Supervisory Board submits the financial statements determined by it to the central works council for discussion.

7.	The financial statements require the approval of the general meeting.

8.	In the general meeting of shareholders where the resolution to approve the financial statements is passed, a proposal to release the members of the Board of Management from liability for the exercise of the management and a proposal to release the members of the Supervisory Board from liability for the exercise of the supervision of the management, insofar as the exercise of such duties is reflected in the financial statements or otherwise disclosed to the general meeting prior to the approval of the financial statements, shall be brought up for discussion as two separate items. The scope of a release from liability shall be subject to limitations by virtue of the law.

9.	Sections 101, 102 and 103 and Part 9 of Book 2 of the Netherlands Civil Code shall also be applicable to the financial statements and the annual report.

Article 35. Dividends. Reservations.

1.	Out of the profit - the credit balance of the profit and loss account - earned in the past financial year shall first be paid, if possible, a dividend on the special share of seven percent (7%) of the nominal value of that share, and a dividend on the preference shares B of a percentage equal to the average twelve monthly EURIBOR (EURO Interbank Offered Rate) - weighted to reflect the number of days for which the payment is made - plus a premium, to be determined by the Board of Management, subject to the approval of the Supervisory Board, of at least one percentage point and at most three percentage points, depending on the prevailing market conditions. In the event the relevant preference shares B are issued in the course of a financial year the dividend shall be calculated as a proportion of the time lapsed. If at any time the twelve monthly EURIBOR is no longer fixed, the dividend percentage shall be equal to the arithmetic mean of the average effective yields of the five longest-dated state loans, as calculated by the Central Bureau of Statistics (Centraal Bureau voor de Statistiek) and published in the Official Price List, over the last twenty stock-exchange business days before the date of issue, plus a premium, to be determined by the Board of Management and subject to the approval of the Supervisory Board, of at least one-quarter of a percentage point and at most one percentage point, depending on the prevailing market conditions. If the distribution on the preference shares B for any financial year as referred to in the preceding paragraph cannot be made or cannot be made in full because the profit does not permit it, the deficit shall be distributed as a charge to the distributable part of the shareholders' equity.

The dividend on preference shares B shall be calculated on the paid-up part of the nominal value.

2.	The Board of Management shall then subject to the approval of the Supervisory Board determine what part of the profit remaining after the application of paragraph 1 is to be appropriated to reserves.

3.	The part of the profit remaining after the appropriation to reserves shall be at the disposal of the general meeting, except that no further distributions can be made on the special share and on the preference shares B.

4.	If a loss is sustained in any year, no dividend shall be distributed for that year. No dividend may be paid in subsequent years until the loss has been compensated by profits. The general meeting may, however, resolve on a proposal of the Board of Management which has received the approval of the Supervisory Board to compensate the loss out of the distributable part of the shareholders' equity or also to distribute a dividend out of the distributable part of the shareholders' equity.

5.	The Board of Management may resolve to distribute an interim dividend. Such a resolution shall be subject to the approval of the Supervisory Board.

6.	No dividend shall be paid on the shares held by the company in its own capital. For the computation of the profit distribution, the shares on which according to this paragraph 6 no dividend shall be paid, shall not be included. The provisions laid down before in this paragraph 6 shall not be applicable in the event that the Board of Management resolves otherwise, which resolution shall be subject to the approval of the Supervisory Board.

7.	Sections 103, 104 and 105 of Book 2 of the Netherlands Civil Code shall also be applicable to distributions to shareholders.

Article 36. Distributions in shares and distributions charged to the reserves.

1.	The Board of Management may resolve that all or part of the dividend on ordinary shares shall be paid in shares in the company instead of cash. The resolution of the Board of Management thereto shall be subject to the approval of the Supervisory Board and of the holder of the special share.

2.	The general meeting may resolve, on a proposal of the Board of Management which has received the approval of the Supervisory Board, and the holder of the special share, to charge distributions to holders of ordinary shares to the distributable part of the shareholders' equity. All or part of these distributions may also be paid in shares in the company instead of cash.

Article 37. Payments.

An announcement of dividends and other distributions becoming payable shall be made in accordance with article 46.

CHAPTER XI

General meetings of shareholders.

Article 38. Annual meeting.

1.	The annual meeting shall be held each year within six months after the end of the financial year.

2.	The agenda for that meeting shall include the following items:

a.	the annual report;

b.	approval of the financial statements;

c.	determination of dividend;

d.	release from liability of members of the Board of Management;

e.	release from liability of members of the Supervisory Board;

f.	if applicable, notification of intended appointments of members of the Supervisory Board and members of the Board of Management, and of expected vacancies in the Supervisory Board;

	g.	any other proposals put forward by the Supervisory Board or the Board of Management and announced pursuant to article 40, such as a proposal to designate a body competent to issue shares or to authorise the Board of Management to cause the company to acquire its own shares or depositary receipts therefor.

Article 39. Other meetings.

Other general meetings of shareholders shall be held as often as the Board of Management or the Supervisory Board considers it necessary, without prejudice to the provisions of sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code.

Article 40. Notice convening a meeting. Agenda.

1.	General meetings of the shareholders shall be convened by the Supervisory Board or the Board of Management.

2.	Notice convening a meeting shall be given no later than on the fifteenth day prior to that of the meeting.

3.	The notice convening a meeting shall state the subjects to be considered or it shall state that the shareholders may inspect the same at the office of the company, without prejudice to the provisions of section 99, paragraph 7 of Book 2 of the Netherlands Civil Code, and article 47, paragraph 3.

4.	The notice convening a meeting shall state the requirements for admittance to the meetings as described in article 44.

5.	The notice convening a meeting shall be given in the manner stated in article 46.

6.	Matters not stated in the notice convening the meeting may be further announced, subject to the time limit pertaining to the convocation of meetings, in the manner stated in article 46.

7.	Unless the notice convening the meeting includes the contents of all the documents which according to the law or the articles of association shall be available to shareholders for inspection in connection with the meeting to be held, these documents shall be made available to shareholders free of charges in Amsterdam at an admitted establishment (toegelaten instelling) by Euronext Amsterdam N.V., to be designated in the notice convening the meeting or at another payment office as referred to in the Rules relating to Securities.

8.	Holders of shares representing alone or in the aggregate at least one percent (1%) of the issued capital, or alone or in the aggregate, at least a value of fifty million euros (EUR 50,000,000) according to the Official Price List, have the right to request to the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders. These requests have to be honoured by the Board of Management or the Supervisory Board on the condition:

These requests shall in principal be honoured by the Board of Management or the Supervisory Board on the condition:

	a.	that important company interests do not dictate otherwise; and

	b.	that the request is received by the Board of Management or the chairman of the Supervisory Board in writing, at least sixty days before the date of the general meeting of shareholders.

9.	The term "shareholders" in this article shall include usufructuaries and pledgees in whom the voting rights on shares are vested.

Article 41. Venue of meetings.

The general meetings of shareholders shall be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer.

Article 42. Chairmanship.

1.	The general meetings of shareholders shall be presided over by the chairman of the Supervisory Board or, in his absence, by a vice-chairman of that board; in the event that the latter is (are) also absent, the members of the Supervisory Board present shall appoint a chairman from their midst.

The Supervisory Board may appoint another chairman for a general meeting of shareholders.

2.	If the chairman of a meeting has not been appointed in accordance with paragraph 1, the meeting itself shall appoint a chairman. Until that moment, a member of the Board of Management designated thereto by the Board of Management shall substitute as chairman.

Article 43. Minutes.

1.	Minutes shall be kept of the proceedings of each general meeting of shareholders by a secretary appointed by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them in witness thereof.

2.	The Supervisory Board or the chairman may determine that a notarial record shall be made of the proceedings of the meeting. Such a record shall be co-signed by the chairman.

Article 44. Rights to attend meetings. Admission.

1.	Each shareholder who is entitled to vote and each usufructuary or pledgee of shares in whom voting rights are vested shall be entitled to attend the general meeting of shareholders, to address the meeting and to exercise his voting rights. In the case of ordinary registered shares, the intention to attend the meeting must be notified to the Board of Management in writing. Such notification must be received by the Board of Management not later than on the date stated in the notice convening the meeting.

2.	The rights to take part in the meeting pursuant to paragraph 1 may be exercised by a person holding a written proxy, provided that in the case of ordinary shares such proxy has been received by the Board of Management no later than on the date stated in the notice convening the meeting.

3.	If the voting rights in respect of a share are vested in the usufructuary or pledgee instead of in the shareholder, the shareholder shall also be entitled to attend the general meeting of shareholders and to address the meeting, provided that in the case of ordinary registered shares the Board of Management has been notified of the shareholder's in tention to attend the meeting in accordance with paragraph 1. Paragraph 2 shall be applicable mutatis mutandis.

4.	With respect to the voting rights and the right to participate in meetings attached to ordinary bearer shares, the company shall apply by analogy the provisions of Sections 88 and 89 of Book 2 of the Netherlands Civil Code and recognise as a shareholder the person named in a written statement from a Necigef-participant as a Necigef-beneficiary, entitled to a given number of ordinary bearer shares belonging to such Necigef -participant's collective deposit of ordinary bearer shares in the company and remaining thus entitled until the close of the meeting.

A holder of ordinary bearer shares or his proxy shall only have admittance to the meeting if the foregoing statement has been deposited not later than on the date stated in the notice convening the meeting at the place mentioned therein. The receipt issued once such statement has been deposited shall give admittance to the meeting. The foregoing provisions of this paragraph 4 shall apply mutatis mutandis to each pledgee or usufructuary of ordinary bearer shares in whom voting rights are vested or their proxy.

5.	The Board of Management has the power to determine in the notice convening the meeting that for the application of section 117, paragraphs 1 and 2, of Book 2 of the Netherlands Civil Code, the persons that are entitled to attend and address meetings and to vote are the persons who have those rights on a determined day ("date of registration") and are entered as such in a register (or one or more parts thereof) that has been designated for that purpose by the Board of Management, notwithstanding who is entitled to those shares or depositary receipts at the time of the meeting. In this matter the provisions of paragraphs 1 up to and including 4 also apply by analogy on the understanding that the statement of the Necigef-participant as referred to in paragraph 4 must show that on the relevant date of registration the person named in the statement was participant entitled to the number of shares specified in the statement.

6.	The date stated in the notice convening the meeting as referred to in paragraphs 1, 2, 4 and 5 shall not be earlier than the seventh day before that of the meeting or at some time, so much earlier as will be allowed by law.

7.	Each share shall entitle to one vote.

8.	Each person entitled to vote or his proxy shall sign the attendance list.

9.	The members of the Supervisory Board and the members of the Board of Management shall have an advisory vote at the general meeting of shareholders.

10.	The chairman shall decide whether persons other than those who shall be admitted in accordance with the above provisions of this article shall be admitted to the meeting.

Article 45. Voting.

1.	All resolutions for which no greater majority is required by law or the articles of association shall be passed by an absolute majority of the votes cast.

2.	If in an election of persons an absolute majority is not obtained, there shall be a second free ballot.

If again an absolute majority is not obtained, further ballots shall be held until either one person obtains an absolute majority or there is a tie in a ballot between two persons.

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

3.	In the event of a tie in a vote on matters other than the election of persons, the proposal shall be rejected.

4.	All voting shall be oral. The chairman may, however, determine that voting shall be in writing. In the case of the election of persons, any person present who is entitled to vote may demand that voting shall be in writing. Voting in writing shall take place by means of unsigned sealed ballot papers.

5.	Abstentions and invalid votes shall be counted as not cast.

6.	Voting by acclamation shall be possible if none of the persons present and entitled to vote objects thereto.

7.	The provisions of sections 13 and 117 of Book 2 of the Netherlands Civil Code shall also apply to the general meeting of shareholders.

CHAPTER XII

Convocations and notifications.

Article 46.

1.	All notices convening general meetings of shareholders, all announcements relating to dividends and other distributions and all other notifications to shareholders shall be given by publication in a nationally distributed daily newspaper and in the Official Price List, without prejudice to the provisions of section 96a, paragraph 4 of Book 2 of the Netherlands Civil Code.

2.	The expression "shareholders" in paragraph 1 shall include usufructuaries and pledgees in whom the voting rights on shares are vested as well as the holders of the depositary receipts for shares as referred to in article 10.

3.	Notice convening general meetings of shareholders to the holder of the special share shall be given by means of a letter .

CHAPTER XIII Amendment of the articles of association. Statutory merger. Statutory demerger. Dissolution. Article 47. Amendment of the articles of association. Dissolution.

1.	A resolution of the general meeting to amend the articles of association, to merge or demerge within the meaning of Part 7 of Book 2 of the Netherlands Civil Code or to dissolve the company may only be adopted on a proposal of the Board of Management which is approved by the Supervisory Board.

2.	The approval of the holder of the special share is required for:

	a.	a resolution of the general meeting or of the Board of Management to merge or demerge in the meaning of Part 7 of Book 2 of the Netherlands Civil Code;

	b.	a resolution of the general meeting to dissolve the company;

	c.	a resolution of the general meeting to amend the articles of association if the amendment concerns:

		-	article 4 (Object) insofar as it relates to carrying out the concessions or licenses,

		-	article 5 (Authorised capital, Classes of shares), if it relates to the creation of a new class of shares or profit sharing certificates or other corporate rights which entitle to the result and/or capital of the company, or the cancellation of the special share or the preference shares B,

		-	article 12 (Competent body), insofar as it relates to the approval of the holder of the special share,

		-	article 13 (Competence to restrict or exclude the pre-emptive right), insofar as it relates to the approval of the holder of the special share,

		-	article 15, paragraph 3 (Acquisition of shares in the company's own capital), insofar as it relates to the approval of the holder of the special share,

		-	article 17 (Transfer of the special share),

		-	article 25, paragraph 3 (Approval of Board of Management resolutions), insofar as it relates to the approval of the holder of the special share,

		-	article 36 (Distribution in shares and distributions charged to the reserves), insofar as it relates to the approval of the holder of the special share,

		-	in general: amendments which are prejudicial or detrimental to or incompatible with the statutory rights attached to the special share,

		-	this second paragraph of article 47.

3.	If a proposal to amend the articles of association or to dissolve the company is to be put to the general meeting, this must in all cases be stated in the notice convening the general meeting of shareholders or announced subsequently as referred to in article 40, paragraph 6, and, in the case of an amendment to the articles of association, simultaneously a copy of the proposal including the verbatim text of the proposed amendment must be deposited for inspection at the office of the company and must be made available free of charge to shareholders and to the persons referred to in article 46, paragraph 2, until the end of the meeting.

Article 48. Liquidation.

1.	In the event of dissolution of the company pursuant to a resolution of the general meeting, the members of the Board of Management shall be charged with the liquidation of the business of the company and the Supervisory Board with the supervision thereof.

2.	During liquidation the provisions of the articles of association shall remain in force as far as possible.

3.	Out of the surplus remaining after settlement of the debts shall first be distributed to the holders of the special share and the preference shares B the nominal amount paid up on these shares and any amount still owed by way of dividend to which these shares entitle, insofar as this has not been distributed in previous years. If the balance is not sufficient thereto, the distribution shall be made in proportion to the amounts paid up on those shares. The remainder shall be distributed to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares.

4.	The liquidation shall otherwise be subject to the provisions of Part 1 of Book 2 of the Netherlands Civil Code.

Back to Contents

Certifications

I, M.P. Bakker, certify that:

1.	I have reviewed this annual report on Form 20-F of TPG N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

Date: 25 February 2005

/s/ M.P. Bakker
Chief Executive Officer

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

Date: 25 February 2005

/s/ J.G. Haars
Chief Financial Officer

Back to Contents

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TPG N.V. (the "Company") on Form 20-F for the period ended 31 December 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, M.P. Bakker, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

     (1) to my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) to my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

25 February 2005

/s/ M.P. Bakker
_________________________
M.P. Bakker
Chief Executive Officer

Back to Contents

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TPG N.V. (the "Company") on Form 20-F for the period ended 31 December 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J.G. Haars, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

     (1) to my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) to my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

25 February 2005

/s/ J.G. Haars
_________________________
J.G. Haars
Chief Financial Officer

Back to Contents

Published by

TPG N.V.
P.O. Box 13000
1100 KG Amsterdam
The Netherlands

Telephone
General
+31 20 500 6000
Investor Relations
+31 20 500 6241

Fax
+31 20 500 7000

Website
www.tpg.com

Chamber of Commerce, Amsterdam
Reg. No. 27168968

Coordination and design
Mattmo concept | design
www.mattmo.com

Photography
Anton Corbijn

Lithography and printing
De Bussy Ellerman Harms

Binding
Binderij Hexspoor

196	TPG Annual Report 2004

Back to Contents

Royal TPG Post
P.O. Box 30250
2500 GG The Hague
The Netherlands
Telephone +31 70 334 3434
www.tpgpost.com

TNT
P.O. Box 13000
1100 KG Amsterdam
The Netherlands
Telephone +31 20 500 6500
www.tnt.com