Form 20-F
period 2005-12-31
TNT N.V.
filed 2006-03-01
CIK 1062573

Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 - F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..............................

For the transition period from _______________ to _______________

Commission File Number: 001-14824
TNT N.V.
(Exact name of Registrant as specified in its charter)
Not Applicable	The Netherlands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one ordinary share	New York Stock Exchange
Ordinary shares, par value €0.48

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary shares:	479,999,999
Special share:	1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No

Not Applicable

Back to Contents

2005 Annual Report and Form 20-F |Orange on the inside

Back to Contents

Back to Contents

ORANGE ON THE INSIDE

The employees depicted in this annual report have, through their individual actions and team efforts, made an extraordinary contribution to TNT’s success as a company. They have exhibited all the best aspects of our company’s personality in the course of making their contribution. We call this “orange on the inside”. To TNT, orange is more than a colour. It is an idea, a feeling, an attitude and a way of doing things. The employees in this annual report and their colleagues around the world are “orange on the inside”.

2005 Annual Report and Form 20-F	3

Back to Contents

PRESENTATION OF INFORMATION AND EXCHANGE RATES

Unless otherwise specified or the context requires otherwise, “us”, “we”, “our”, “TNT” and the “company” refer to TNT N.V. and all its group companies as defined in article 24b, part 1, book 2 of the Dutch Civil Code.

References to “dollars”, “US dollars” and “$” are to United States dollars. References to “euro” and “€” are to the currency introduced at the start of the second stage of the Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union. Our financial statements are reported in euro.

In 2004 we prepared our consolidated financial statements in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP). As of 2005, all European listed companies are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As a result our 2005 consolidated financial statements have been prepared in accordance with IFRS, and the comparative 2004 data has been adjusted to IFRS. For TNT, there are no differences between the IFRS as adopted by the EU and the IFRS as issued by the International Accounting Standards Board. A detailed explanation of the transition to IFRS and the impact on our financial numbers is given in chapter 12. For a description of the differences between IFRS and US GAAP that affect the reconciliation of our IFRS net income and shareholders’ equity to those under US GAAP, see note 34 to our consolidated financial statements.

US dollar amounts presented are unaudited and have been translated solely for your convenience from euro into US dollars at an exchange rate of $1.1842 per €1.00, the noon buying rate in the City of New York on 30 December 2005 for cable transfers as certified by the Federal Reserve Bank of New York. We do not represent that the US dollar amounts presented in the US dollar convenience translations or any amounts translated from euro into any other currency could have been converted from euro at the rates indicated. Historical exchange rate information can be found in chapter 15, page 212.

SELECTED FINANCIAL DATA

Since we are a non-US company that is a first-time adopter of IFRS, the United States Securities and Exchange Commission (SEC) has permitted us to present one year of comparative data instead of the normally required two years of comparative data.

The selected consolidated financial income statements data for the year ended 31 December 2005 and 2004 and the selected consolidated financial balance sheets data as at 31 December 2005 and 2004 have been derived from our audited consolidated financial statements and the related notes included in chapter 12 of this report. The selected consolidated financial data in accordance with US GAAP for 2005 has been derived from our audited consolidated financial statements. Prior year’s US GAAP selected consolidated financial data have not been adjusted to reflect the impact of our discontinued logistic business, other than the disposal of our French logistics business.

We have acquired a number of companies and businesses during the years, that are included in the following financial data, which limits the comparability of our year-on-year figures.

4	2005 Annual Report and Form 20-F

Back to Contents

	Year ended and position at 31 December
Selected financial data	2005		2004
	US$	€	€

INCOME STATEMENT

Total revenues	11,967	10,105	9,106

Other income	45	38	8

Salaries and social security contributions	(4,042)	(3,413)	(3,248)

Depreciation, amortisation and impairments	(379)	(320)	(303)

Other expenses	(6,219)	(5,251)	(4,447)

Total operating expenses	(10,640)	(8,984)	(7,998)

Total operating income	1,372	1,159	1,116

Profit before income taxes	1,363	1,151	1,096

Profit for the period from continuing operations	913	772	721

Profit/(loss) from discontinued operations	(131)	(111)	31

Profit attributable to the shareholders	780	659	752

RATIOS

Operating margin (%) [1]	11.5	11.5	12.3

Average number of outstanding shares (in millions)	454.4	454.4	473.4

Earnings per ordinary share (in cents) [2]	171.7	145.0	158.9

Earnings from continuing operations per ordinary share (in cents) [2]	200.9	169.5	152.3

Earnings from discontinued operations per ordinary share (in cents) [2]	(28.8)	(24.5)	6.6

Average number of outstanding shares on diluted basis (in millions)	456.4	456.4	474.0

Earnings per diluted share (in cents) [2]	171.7	144.4	158.7

Earnings from continuing operations per diluted share (in cents) [2]	200.1	168.7	152.1

Earnings from discontinued operations per diluted share (in cents) [2]	(28.7)	(24.3)	6.6

Dividend per share (in cents) [3]	74.6	63.0	57.0

Dividend pay-out ratio (%) [4]	43.4	43.4	35.9

BALANCE SHEET

Non-current assets	4,338	3,663	5,070

Current assets	2,789	2,355	3,159

Assets held for sale	2,816	2,378

Total assets	9,943	8,396	8,229

Equity	3,883	3,279	3,344

as % of total liabilities and equity	39.1	39.1	40.6

Non-current liabilities	1,904	1,608	2,221

Current liabilities	2,699	2,279	2,664

Liabilities related to assets classified as held for sale	1,457	1,230

Total liabilities and equity	9,943	8,396	8,229

CASH FLOW STATEMENT CONTINUED OPERATIONS

Net cash from operating activities	1,165	984	708

Net cash used in investing activities	(314)	(265)	(268)

Net cash used in financing activities	(922)	(779)	(284)

Changes in cash and cash equivalents	(71)	(60)	156

CASH FLOW STATEMENT DISCONTINUED OPERATIONS

Net cash from operating activities	33	28	250

Net cash used in investing activities	(22)	(19)	(22)

Net cash used in financing activities	22	19	(216)

Changes in cash and cash equivalents	33	28	12

(in millions, unless otherwise stated)
1 Operating income as percentage of the total revenues.
2	Profit attributable to the shareholders divided by the average number of (diluted) ordinary shares.
3 For 2005 on a proposed basis.
4 Dividend as percentage of earnings per share (EPS).

2005 Annual Report and Form 20-F	5

Back to Contents

			Year ended and position at 31 December
Selected financial data US GAAP	2005		2004	[1]	2003	[1]	2002	[1]	2001	[1]
	US$	€	€		€		€		€

Total revenues	15,798	13,341	12,328		11,492		11,364		10,790

Total operating income	1,503	1,269	1,215		866		1,165		926

Profit before income taxes	1,414	1,194	1,135		861		1,059		835

Profit for the period from continuing operations	931	786	739		464		729		476

Profit/(loss) from discontinued operations	(180)	(152)	(25)		(132)		(12)		8

Profit attributable to the shareholders	749	632	714		332		717		484

Profit attributable to minority interest	2	2

Earnings per outstanding ordinary share (in cents)	164.8	139.1	151.9	[2]	69.9		150.9		101.9

Earnings per outstanding diluted ordinary share (in cents)	164.1	138.5	151.7	[2]	69.8		150.9		101.9

Non-current assets	5,997	5,064	5,006		5,261		5,797		5,521

Current assets	3,948	3,334	3,160		2,858		2,693		2,867

Assets held for sale	14	12

Total assets	9,959	8,410	8,166		8,119		8,490		8,388

Equity	3,285	2,774	2,641		3,163		3,128		2,653

as % of total liabilities and equity	33.0	33.0	32.3		39.0		36.8		31.6

Non-current liabilities	2,837	2,396	2,602		2,482		2,772		2,855

Current liabilities	3,837	3,240	2,923		2,474		2,590		2,880

Liabilities related to assets classified as held for sale

Total liabilities and equity	9,959	8,410	8,166		8,119		8,490		8,388

(in millions, unless otherwise stated)
1	Prior years have been adjusted to reflect the logistics French business that qualifies as discontinued operations under US GAAP.
2
Number of shares used in calculation differ from number of shares used to calculate earnings per share under IFRS. The second tranche of shares repurchased from the State of the Netherlands were accounted for in 2004 under US GAAP and in 2005 under IFRS.

6	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	7

Back to Contents

TABLE OF

CONTENTS

8	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	9

Back to Contents

TO GUIDE YOUR READING OF THIS DOCUMENT, PLEASE FIND BELOW A SUMMARY OF EACH CHAPTER’S CONTENTS.	CHAPTER 1 contains the CEO letter to our shareholders and all other readers reviewing 2005 and looking forward to 2006.

CHAPTER 2 discusses high-level information on our company, giving the reader a quick inside look into our strategy and the group operating and financial review and prospects.

CHAPTERS 3 and 4 discuss in more detail our mail and express divisions, respectively. Each chapter contains a business overview, the division’s strategy, an operational overview and a financial overview. Chapter 3 on mail also gives a short summary of the regulatory environment in which our mail business operates. More comprehensive information on this regulatory environment can be found in chapter 13.

CHAPTER 5 discusses our discontinued logistics business.

CHAPTER 6 contains the report of our Supervisory Board.

CHAPTER 7 discusses corporate governance. This chapter gives an overview of our procedures and the checks and balances that govern the way we manage our company.

CHAPTER 8 deals with our Business Principles, as well as our social responsibility policy and humanitarian efforts.

CHAPTER 9 contains our remuneration report. It comprises our remuneration policy and the detailed compensation plan for our Board of Management and Supervisory Board.

CHAPTER 10 cautions against undue reliance on forward-looking statements and presents an overview of risk factors concerning our company and its business.

CHAPTER 11 discusses certain financial information for the company, in particular with regard to cash flow, liquidity, capital resources and critical accounting policies.

CHAPTER 12 contains our financial statements in accordance with IFRS and requirements as prescribed by the SEC, information as required by article 392, part 9, book 2 of the Dutch Civil Code and other financial information.

CHAPTER 13 discusses in detail the regulatory environment in which our mail business operates.

CHAPTER 14 contains additional information, including a description of our relationship with the State of the Netherlands and the rights attached to our shares.

CHAPTER 15 discusses other information of interest to our shareholders, including with respect to the performance of our shares.

CHAPTER 16 contains a cross reference table specifying where the various items required by Form 20-F can be found in this document.

10	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	11

Back to Contents

Chapter 1

FROM

THE CEO

12	2005 Annual Report and Form 20-F

Back to Contents

From the CEO	Chapter 1

STRATEGY REFINEMENT:

•	FOCUS ON NETWORKS,
•	SALE OF LOGISTICS, AND
•	€1 BILLION SHARE BUY BACK PROGRAMME.

DEAR SHAREHOLDERS,

Last year - 2005 - was an important year for TNT. Following a strategic review that started end 2004, we decided to focus on what we do better than anyone else: expertly managing transportation networks for providing delivery services. This focus on networks is founded on three fundamental pillars:

•	a network-based business is attractive intrinsically because greater volume leads to lower costs and service enhancement for our customers,
•	we - at TNT - have a superior network performance based on strong management capabilities, one of the best network infrastructures in Europe and an intense focus on customer service, and
•	we - at TNT - will be in the position to leverage our portfolio of mail and express networks to take advantage of the increasing numbers of customers who are using multiple products.

We believe that this focus will result in faster growth and a higher yield for our shareholders. The refined strategy we announced in December 2005 means we move forward as a mail and express company, with company-owned operations in 60 countries around the world and activities in more than 200 countries. It also means we will exit the logistics business. As the first mail company to roll out mail networks abroad and the first express operator to establish an integrated road and air network in Europe, we have established a firm track record of being first movers in setting up delivery networks. Our networks provide unrivalled service quality to our customers, and have provided industry-leading profit margins for our shareholders. Our focus strategy will make us build on that track record to strive to become the first pan-European mail company. After becoming the number one express company in Europe, in the next few years we will focus on achieving the same in key emerging markets, like Brazil, Russia, India and China.

In our mission statement, we mention four main groups of stakeholders: customers, employees, shareholders and the world. We structure our annual review by looking at what we were able to do for these groups.

OUR CUSTOMERS
As for any company, TNT’s success lies first and foremost in the satisfaction of our clients. That is why we started our first global customer satisfaction survey in 2005, involving a random sample of customers from each of our operations. The results of this satisfaction survey show that 89% of our customers were satisfied. At the same time, the average number of our loyal, active weekly trading customers increased by more than

100,000. The bulk of this increase was in express, where we continue to make customer care a key selling point. In a move from a customer-focused to a customer-centric approach, TNT Express focuses on delighting its customers, because this will lead to doing more business with current customers as well as being more often recommended by them to other potential customers.

Our TNT mail networks in the United Kingdom and Germany gained important new customers as well. We achieved high revenue growth in these areas in 2005, for the second year more than compensating for a drop in domestic mail volume in the Netherlands. Customers are clearly appreciating an alternative to the national mail operator services in these countries. TNT Mail now has operations and is growing in five other European countries, positioning us effectively on the road towards our strategic objective of becoming the first pan-European mail company.

In 2005, we started a rebranding process, bringing our entire company under the banner of the TNT brand. As our mail division’s activities continue to expand in Europe, this single brand will generate marketing synergies as well as an unequivocal face towards our clients.

We remain committed to increasing the value and service options we offer our customers. Last year we expanded our express road networks in Eastern Europe, the Middle East and China, while launching a new road network in South-east Asia. We are also preparing to add two Boeing 747s in 2006 and 2007 to our air fleet, which will connect our European and Chinese networks.

Our new focus on network management has lead us to the planned sale of our contract logistics activities before the end of 2006, excluding our freight management and innight operations, which remain with TNT. In conformity with the new IFRS accounting standards we have adopted for this annual report, this decision means that we report on our non-network logistics as “discontinued operations”. We will do everything we can to prevent the sale from having negative consequences for our customers. We will continue to serve them well, and we are sure that they will benefit from working with a company with logistics as its core business once the sale is completed, which we expect to take place before the end of 2006.

OUR EMPLOYEES
The title of this year’s annual report is Orange on the inside. We have researched the unique characteristics of the TNT brand, talking to customers, suppliers and employees, and we found a personality grouped around the qualities of can-do, in-touch and ordinary people. The employees portrayed in this annual report have all in some way demonstrated these characteristics and all have a story that tells how they, like thousands of their colleagues around the world, live the TNT brand personally. It flows through their veins. In short, they are truly “orange on the inside”.

2005 Annual Report and Form 20-F	13

Back to Contents

Chapter 1	From the CEO

The satisfaction of our customers is achieved through the dedication of our employees, by their willingness and ability to go the extra mile and to do whatever is necessary to exceed our customers’ expectations. We consider this so important that we have tied the engagement of our employees into our senior management’s remuneration scheme. We will be starting a global engagement study in 2006.

In all likelihood, this year will also be the year in which we say farewell to 37,000 logistics colleagues. We owe them sincere thanks, as they have helped to make this company what it is. For myself and on behalf of all their TNT mail and express colleagues, I would like to express our profound appreciation for their contribution and wish them all the best in the future.

OUR SHAREHOLDERS
Last year was also eventful from our shareholders’ point of view. In January, we completed the repurchase of 13.1 million ordinary shares from the State of the Netherlands. The subsequent sale in July of another 43.4 million shares by the State reduced its shareholding in TNT to approximately 10%.

In the summer, it became clear that the performance of our French logistics business had again deteriorated. We announced the intended sale of all our non-contract logistics activities in France at the time of the publication of our half-year results. This sale was recently completed. More than 95% of the employees involved have retained their jobs with that business following the sale.

In September, our Supervisory Board audit committee took the lead in our tax investigations analyses. All investigations placed an enormous burden on our company, its management and our Supervisory Board. We are pleased that the integrity investigations are concluded and that the integrity of present and past members of our Board of Management and current senior staff, reporting to the Board of Management, is not in doubt.

In this annual report, we provide clear disclosure of the risks to which our company could be exposed as a result of a range of tax matters. Currently we have concluded that no liability exists beyond what we had already accrued for. Also no assessment by any tax authority related to the matter under the investigation has been received. A contingent liability of between €150 and €550 million has been disclosed as part of our financial statements. It has taken a great deal of time to analyse these issues and their complexity prevented us from estimating their potential impact as soon as we would have liked.

We publicised our refined focus strategy in December. I have already discussed the operational consequences of this refined strategy, but the €1 billion share buy back programme we announced at the same time is likely to be of special interest to our shareholders. We will continue to look for the best capital structure and our aim is to offer attractive returns to our shareholders. The refined strategy was well received by the financial market, as demonstrated by the 36% increase in our share price at year-end. This means that over the course of 2005, TNT’s total shareholder return was up 35.8% from the previous year, well over the AEX average.

Our relative performance to the Euronext Amsterdam (AEX) at closing prices during 2005 (AEX index rebased to our company).

Total shareholder returns in 2005

On 12 December 2005 Exel was taken over by Deutsche Post World Net.

In 2006, we will focus on becoming fully Sarbanes-Oxley 404 compliant. While implementing this set of strict governance rules is far from routine, it will enable us to document and prove our governance is in order.

OUR WORLD
You will have noticed our firm conviction that we do not exist just to generate profits and benefit our customers, our employees and our shareholders. We also wish to operate responsibly in the world in which we live. When we reviewed the results of our stakeholder dialogues we held in cooperation with the World Economic Forum, it was clear that one of the key concerns regarding TNT lies in the impact our activities have on the environment. This has led us to launch a new initiative, Driving Clean, through which we intend to reduce the harmful emissions of our vehicles. We are currently investigating the possibility of retrofitting our current fleet with soot filters, while in the future we intend to only purchase vehicles that conform with Euro 5, years before this environmental standard becomes a legal requirement in 2009.

In September, our efforts in social responsibility led to TNT’s entering the Dow Jones Sustainability Index. We were proud

14	2005 Annual Report and Form 20-F

Back to Contents

From the CEO	Chapter 1

to see that in our first year in this index, which lists the best performing sustainability oriented companies in each industry, we were ranked as industry leader. This is a fine basis and offers encouragement for further improving our social responsibility performance. We are also proud to publish our second social responsibility report on the same day as our annual report.

We completed a third successful year with our partnership with the United Nation World Food Programme (WFP). Our experience with disaster logistics, developed over the years through our work with WFP, enabled us to react quickly when the tsunami struck Asia end 2004 and continuing well into 2005. Our first people were on-scene in the worst-hit area Banda Aceh within a matter of days. In the end, we were involved in relief operations in 10 disaster-struck countries. We were also able to offer assistance in the aftermath of the earthquake in Pakistan.

LOOKING FORWARD
As we go forward as a mail and express company, our focus will be to leverage our skills in managing delivery networks. In December 2005, we revised TNT Mail’s (European Mail Network) long term growth target to €1.7 billion at a 10% margin by 2012, and our mid term growth expectation for TNT Express to 10 to 15% annually. We will do everything we can to meet these goals together with optimising our capital structure.

On behalf of the Board of Management, I would like to thank all our stakeholders, customers, employees and shareholders for their ongoing support.

Kind regards,

2005 Annual Report and Form 20-F	15

Back to Contents

16	2005 Annual Report and Form 20-F

Back to Contents

Chapter 2

INFORMATION

ON THE

COMPANY

2005 Annual Report and Form 20-F	17

Back to Contents

Chapter 2	Information on the company

GROUP BUSINESS DESCRIPTION

GENERAL
TNT N.V. is a public limited liability company and was incorporated under the laws of the Netherlands on 29 December 1997. We changed our name from TNT Post Group N.V. to TPG N.V. on 6 August 2001 and from TPG N.V. to TNT N.V. on 11 April 2005. Our registered office's address is Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands. Our telephone number is +31 20 500 6000. We are a holding company. We were formed in connection with the consummation of a demerger transaction pursuant to which our former parent company, Koninklijke PTT Nederland N.V. (KPN), demerged its mail, express and logistics divisions. Although the demerger became effective on 28 June 1998, its arrangements were effective retroactive to 1 January 1998.

We provide a wide range of mail, express, freight management and logistics services worldwide, although we are discontinuing most of our logistics business. Our services involve the collection, storage, sorting, transport and distribution of a wide variety of items for our customers within specific time-frames, and related data and document management services.

Although TNT N.V. has existed as an independent company only since 1998, our history goes back over a much longer period of time. The roots of our mail division stretch back more than 200 years and are firmly embedded within the operations of Royal TPG Post B.V. Our express business has been meeting the need for time-sensitive door-to-door delivery services for 60 years.

We have evolved from being the public postal company in the Netherlands into an international group providing mail, express, freight management and logistics services. As a result, we have broadened the range of our activities from mainly postal operations in the Netherlands to include worldwide express and logistics services. Our mail business in the Netherlands is subject to regulations (such as price cap mechanisms) imposed by the Dutch Postal Act and other postal regulations. Our other services are not subject to such specific regulations. Other than for reserved postal services, which our mail business has the exclusive right to provide under the Dutch Postal Act, our mail business, as well as our other businesses, are subject to competition.

We are subject to the Enabling Act, as last amended by act of 1 November 2001. Pursuant to the Enabling Act in connection with the Dutch Postal Act, we have been granted the Postal Concession, which is performed by our subsidiary Royal TPG Post B.V. See chapters 3 and 13. Pursuant to the Enabling Act we are furthermore subject to the full large company regime. See for more details chapter 7.

The State of the Netherlands is our largest shareholder, owning approximately 10% of our outstanding ordinary shares. The State of the Netherlands furthermore has always held and holds a special share that gives it the right to approve certain decisions that lead to fundamental changes in our group structure.

We are currently listed on the Amsterdam, New York, London and Frankfurt stock exchanges. On 20 February 2006 we announced our intention to delist from the London and Frankfurt stock exchanges in the first half of 2006, as the costs and requirements for these listings are not justified by the low trading volume in our shares at both stock exchanges.

MISSION AND STRATEGY
Our mission is to exceed customers’ expectations in the transfer of their goods and documents around the world. We seek to deliver value to our customers by providing the most reliable and efficient solutions in distribution and network management. We seek to lead the industry by:

•	instilling pride in our people,
•	creating value for our shareholders, and
•	sharing responsibility for our world.

In December 2005, we announced a refined strategy to focus on what we do best: providing delivery services by expertly managing transportation networks for providing delivery services. This refined strategy is focussed and decisive; we believe it contains manageable execution risks and is based on our core strength. The objective is to achieve profitable growth. Three key elements guide the way forward:

•	focus on our core capability: providing delivery services by expertly managing a portfolio of networks, in particular delivery networks, in mail (both in the Netherlands and a number of other core European markets), express, and network logistics in Europe and Asia, where we believe our competitive advantage can be sustained and enhanced, and shareholder value can be created. We aim to accelerate growth in the networks organically as well as through selected acquisitions. In addition to our home market in Europe, further growth is targeted from Asia via development of a cross-border road network in South-east Asia and expansion of domestic road networks in China and India. In the future, we intend to expand the strategy by developing a European standard parcels service offering,
•	exit most of our logistics activities, as these do not fit with our core capability of managing networks. Logistics characteristics are quite different from the network businesses of express and mail. Contract logistics is a business that demands high project management skills for each contract, rather than for the business as a whole. Solutions are generally unique to each customer. Over the last few years, margins in the contract logistics industry have continued to decline. Creating a sustainable competitive cost advantage is not easy. Given that TNT has not yet been able to reach the break-even point relative to the cost of capital, we intend to exit the largest part of the logistics division (non-network logistics, accounting for €3.6 billion of revenues in 2005). We plan to retain

18	2005 Annual Report and Form 20-F

Back to Contents

Information on the company	Chapter 2

the network logistics businesses, consisting of freight management and innight services, and to integrate them into the express division, and
•	our strong and predictable cash flow from the network strategy should allow us to optimise our capital structure whilst maintaining sufficient headroom for future growth opportunities. The long term capital strategy is to maintain our investment grade credit rating. As a result we are executing an open-market €1 billion share buy back programme (amounting to approximately 42.6 million shares) announced and started on 6 December 2005 and, subject to unforeseen events, we have the intention to use the cash proceeds from the sale of our discontinued logistics operations to make further share repurchases, pay dividends or invest in compelling value creating opportunities.

Based on our refined strategy we will now manage our business through two divisions: mail and express, with the express division including both our express and our freight management businesses. The parts of our former logistics division that we intend to exit are reported as discontinued operations/assets held for sale. Optimisation of our organisation will be considered during 2006.

REBRANDING
To highlight the increasing internationalisation of our company, we changed the statutory name of our company to TNT N.V. On 7 April 2005, our annual general meeting of shareholders approved this change, and the name change came into effect on 11 April 2005. We intend to operate globally under the TNT brand for all our activities in the course of 2006. Operating under one brand increases the recognition of our group worldwide and allows for more efficient communication on the services we provide.

In the Netherlands, we currently offer our postal services mainly under the brand TPG Post. We recently started changing this to TNT Post. Royal TPG Post B.V. will officially change its name to Royal TNT Post B.V. in the autumn of 2006. We have been granted the right to affix the designation “Royal” to our subsidiary TNT Post B.V. after the name change. We presently offer postal services in eight European countries, partly under the name TNT. Starting in 2006, all our international postal activities will be rebranded to TNT. The change of our name is being accompanied by a change of colour to orange for the remainder of the group.

SEASONALITY
Our domestic mail business is seasonal in that it is affected by public and local holiday patterns and especially by the distribution of Christmas greeting cards and presents during December.

The express business is seasonal in that it is affected by public and local holiday patterns and adverse weather conditions.

Our freight management business shows a pattern whereby the second half of the financial year is consistently better than the first half, and in particular the last quarter (October through December) is the best quarter of the year.

MARKET TRENDS
We believe that globalisation is one of the major trends driving the world economy. We believe that globalisation will continue, but it will affect our divisions in different ways.

In the mail industry, operators are still organised on largely national lines. However, with European Mail Networks and other international ambitions, we seek to establish a leading international position in mail. Consolidation in this industry has not yet happened, however with the entry of private equity into the industry in 2005, future changes in the landscape are possible.

In the express industry, we see that the majority of flows of documents and parcels remain within continental boundaries. Thus, our strategy is to build operational excellence within regions, particularly within Europe and Asia. As we expand our position in Asia we intend to also build leading connectivity between Europe and Asia.

In the freight management industry, we have observed that the flow of goods continues to grow in all regions, including China and emerging markets. Thus, our strategy is to continue to expand our global network in all regions, particularly Asia.

OUR COMMITMENT TO COMMUNITY
Governance
We are committed to good corporate governance. We have embraced the spirit of corporate governance reform, which resulted in our ranking as the company with the best compliance with the Dutch corporate governance code according to the Dutch Investor’s Association (VEB) on 9 December 2005. We have procedures and policies covering whistleblowing, auditor independence and U.S. Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) compliance, under the supervision of our audit committee. See chapter 7.

Social and environmental impact
We strive to improve the social and environmental impact of our business on communities around the world. We aspire to help people realise their potential and to meet the needs of the current generation, without producing a poorer world for future generations. See chapter 8.

Corporate philanthropy
We have established a strategic partnership with the United Nations World Food Programme (WFP), in which we share resources and know-how in the fight against hunger. This partnership is described in more detail in chapter 8.

Environment
We are committed to protecting the environment. This includes promoting the reduction of emissions through efficient

2005 Annual Report and Form 20-F	19

Back to Contents

Chapter 2	Information on the company

route planning, the use of cleaner alternative fuels and the replacement of road vehicles and aircraft by cleaner versions. In 2005, we again increased the coverage of ISO 14001 certified environmental management systems and entered the Dow Jones Sustainability Index as leader of the industrial transportation industry. We report our progress in our annual corporate social responsibility report, which, although not part of this report, can be viewed on our website, group.tnt.com.

Reputation
We seek to maintain transparency. This was recognised in 2004 by TNT winning the prestigious Henri Sijthoff prize for the best annual report in the Netherlands. We also won the award for the best corporate website, issued by the Dutch leading financial newspaper in 2004. Our 2004 annual report furthermore ranked 9th in the yearly global annual report ranking as prepared by e.com and was voted one of the best edited and designed Dutch annual reports by the Graphic Culture Foundation. According to webranking 2005, published by the Financial Times, the TNT website ranked as best corporate website in Europe in 2005. Furthermore, we ranked first in our sector for investor relations in the 2005 Thomson Extel pan-European survey.

GROUP FINANCIAL REVIEW
	As at and for the year ended at 31 December
	2005		2004	[1]
	US$	€	€

Segmental operating revenues [2]

Mail	4,718	3,984	3,892

Express	6,317	5,334	4,923

Freight management	934	789	279

Non-allocated and inter-company	(2)	(2)	12

Total operating revenues [3]	11,967	10,105	9,106

Depreciation, amortisation and impairments	379	320	303

Total operating income	1,372	1,159	1,116

as % of total operating revenues	11.5	11.5	12.3

Profit/(loss) from discontinued operations	(131)	(111)	31

Profit attributable to the shareholders	780	659	752

Capital expenditure on property, plant and equipment	276	233	225

(in € millions, except percentages)
1	Comparative figures have been adjusted to reflect the transfer of innight services from our discontinued logistics business to express in 2005.
2	For net sales by geographic area see note 33 to our consolidated financial statements.
3	Includes net sales and other operating revenues. See note 16 and 17 to our consolidated financial statements.

In 2004 we prepared our consolidated financial statements in accordance with Dutch GAAP. As of 2005 all European listed companies are required to prepare their consolidated financial statements in accordance with IFRS as adopted by the European Union. For TNT, there are no differences between the IFRS as adopted by the European Union and the IFRS as issued by the International Accounting Standards Board. As a result our 2005 consolidated financial statements have been prepared in accordance with IFRS and the comparative 2004 data has been adjusted. A detailed explanation of the transition to IFRS and the impact on our financial numbers is given in chapter 12.

Since we are a non-US company that is a first time adopter of IFRS, the SEC has permitted us to present one year of comparative data instead of the normally required two years of comparative data.

In 2005, we had total operating revenues of €10,105 million. Our mail division accounted for 39.4% of our group operating revenues and 67.0% of our group operating income. Our express division consists of two segments: express and freight management. The express business accounted for 52.8% of our group operating revenues and 40.9% of our group operating income and the freight management business accounted for 7.8% of our group operating revenues and 0.9% of our group operating income.

20	2005 Annual Report and Form 20-F

Back to Contents

Information on the company	Chapter 2

The information in the chapters 2, 3, 4, 5 and 11 should be read in combination with our consolidated financial statements which can be found in chapter 12.

Key factors that affect our results of operations include:

•	the volumes of mail we deliver,
•	the number of shipments transported through our networks,
•	the mix of services we provide to our customers,
•	the prices we obtain for our services,
•	the average number of working days in a year,
•	our ability to manage our capital expenditures and operating expenses, and
•	our ability to match our operating expenses to shifting volume levels.

Our mail and express businesses provide services to customers and account for revenues for those services on a daily basis.

Results of operations are therefore influenced by the average number of working days in a year.

We use total revenues, i.e. net sales plus other operating revenues, to assess the performance of our business. We believe that other operating revenues, which consist primarily of rental income from temporarily leased-out property, are a recurring element and we allocate them to our businesses when reviewing their performance.

We attribute revenues and expenses to our businesses based on the underlying nature of the transaction that gave rise to the revenue or expense and the business involved. We call revenues and expenses that we do not allocate to businesses “non-allocated”. These revenues or expenses occur at the group level or we do not consider them part of the businesses operations. This method of allocating revenues and expenses is consistent with how we internally manage our businesses.

RESULTS OF OPERATIONS
	Year ended at 31 December
Consolidated group results	2005		variance	2004
	US$	€	%	€

total operating revenues	11,967	10,105	11.0	9,106

Other income	45	38	375.0	8

Total operating expenses	(10,640)	(8,984)	(12.3)	(7,998)

Total operating income	1,372	1,159	3.9	1,116

as % of total operating revenues	11.5	11.5		12.3

Net financial expense	(7)	(6)	66.7	(18)

Income taxes	(450)	(379)	(1.1)	(375)

Results from investments in associates	(2)	(2)		(2)

Profit for the period from continuing operations	913	772	7.1	721

Profit/(loss) from discontinued operations	(131)	(111)		31

Profit for the period	782	661	(12.1)	752

Attributable to:

Minority interests	2	2		0

Shareholders	780	659	(12.4)	752

Earnings per ordinary share (in cents) [1]	171.7	145.0	(8.7)	158.9

Earnings per diluted ordinary share (in cents) [2]	170.9	144.4	(9.0)	158.7

(in millions, except percentages and per share figures)
1	In 2005 based on an average of 454,367,662 of outstanding ordinary shares (2004: 473,387,568). See note 29.
2	In 2005 based on an average of 456,360,619 of oustanding diluted ordinary shares (2004: 473,980,149). See note 29.

	Year ended at 31 December
Operating revenues by segment	2005		variance	2004	[1]
	US$	€	%	€

Mail	4,718	3,984	2.4	3,892

Express	6,317	5,334	8.3	4,923

Freight management	934	789	182.8	279

Non-allocated and inter-company	(2)	(2)	(116.7)	12

Total operating revenues	11,967	10,105	11.0	9,106

(in millions, except percentages)
1	Comparative figures have been adjusted to reflect the transfer of innight services from our discontinued logistics business to express in 2005.

2005 Annual Report and Form 20-F	21

Back to Contents

Chapter 2	Information on the company

	Year ended at 31 December
Other income by segment	2005		variance	2004
	US$	€	%	€

Mail	31	26	225.0	8

Express

Freight management

Non-allocated	14	12

Total other income	45	38	375.0	8

(in millions, except percentages)
1	Comparative figures have been adjusted to reflect the transfer of innight services from our discontinued logistics business to express in 2005.

	Year ended at 31 December
Operating income by segment	2005		variance	2004	[1]
	US$	€	%	€

Mail	920	777	(3.6)	806

Express	561	474	26.4	375

Freight management	13	11	8.3	6

Non-allocated	(122)	(103)	(45.1)	(71)

Total operating income	1,372	1,159	3.9	1,116

(in millions, except percentages)
1	Comparative figures have been adjusted to reflect the transfer of innight services from our discontinued logistics business to express in 2005.

GROUP OVERVIEW
Total operating revenues increased by 11.0% in 2005 compared to 2004. Operating income increased by 3.9%, mainly due to an increase in our express business.

In our mail business, operating revenues increased by 2.4% in 2005, mainly due to substantial addressed volume growth in European Mail Networks, partly offset by the continued decrease in addressed Mail Netherlands volumes (-3.1%). These volumes continued to decline resulting from competition and substitution. Our mail business in the Netherlands is focused on service quality and margin to defend its market position. Operating income of our mail business decreased by 3.6%. This decrease is mainly due to a structural cost increase in salaries and social security contributions in Mail Netherlands, partly offset by continued progress in improving productivity and cost control in Mail Netherlands and expansion of European Mail Networks.

Our express business achieved 8.3% higher operating revenues compared to 2004, mainly due to continued growth in its international businesses. Express operating income increased by 26.4%, primarily due to good volume growth, particularly in the international business across all customer segments, good cost control, including increased utilisation of the European networks, and continued yield improvements.

The operating revenues and operating income of our freight management business for 2005 regard the full year and are therefore not comparable to 2004, which only includes the financial results realised after the date of the acquisition of the freight management business in August 2004. Our freight management operating revenues grew in all regions. Growth in air and ocean volumes contributed positively to operating revenues.

GROUP OPERATING REVENUES
Total operating revenues increased by €999 million (11.0%) to €10,105 million compared to 2004. Our mail business contributed an increase of €92 million, our express business €411 million and our freight management business €510 million, to this growth.

Organic growth, defined as the growth calculated against 2004 foreign exchange rates and excluding the effect from the first time consolidation of acquisitions and the deconsolidation of disposals, was responsible for 4.7% of total group operating revenues growth, acquisitions accounted for 5.9%, and 0.4% was attributable to favourable changes in foreign exchange rates.

22	2005 Annual Report and Form 20-F

Back to Contents

Information on the company	Chapter 2

GROUP OPERATING EXPENSES

	Year ended at 31 December
Operating expenses	2005		variance	2004	[1]
	US$	€	%	€

Cost of materials	483	408	19.3	342

Work contracted out and other external expenses	4,970	4,196	18.0	3,557

Salaries and social security contributions	4,042	3,413	5.1	3,248

Depreciation, amortisation and impairments	379	320	5.6	303

Other operating expenses	766	647	18.1	548

Total operating expenses	10,640	8,984	12.3	7,998

(in millions, except percentages)

Total operating expenses increased by €986 million (12.3%) to €8,984 million compared to 2004. Overall, the organic growth in operating expenses was 5.3%, the increase due to acquisitions effective in 2004 (including Wilson, Prime Vision B.V., Seducom B.V. and our joint venture with Essent N.V., named Cendris BSC Customer Contact B.V.) and in 2005 (including Euro Mail B.V., Door-to-Door d.o.o., Asinus d.o.o. and Rheinkurier GmbH) was 6.6%. Changes in foreign exchange rates had a positive effect of 0.4%. Our gross margin, defined as total operating income as a percentage of total operating revenues, decreased from 12.3% in 2004 to 11.5% in 2005.

Total cost of materials increased by €66 million (19.3%) compared to 2004. Organically, cost of materials increased by €65 million (19.0%), mainly due to higher fuel costs in our express division. Acquisitions effective in 2004 and 2005 contributed €1 million (0.3%) to the increase.

Work contracted out and other external expenses relate to fees paid for subcontractors, external temporary staff, rent and leases. Total work contracted out and other external expenses increased by €639 million (18.0%) compared to 2004. Acquisitions effective in 2004 and 2005 contributed €409 million (11.5%) to the increase. The organic increase of €209 million (5.9%) was mainly related to growth of European Mail Networks in our mail business and higher linehaul, pick-up, and delivery costs in our express business. Changes in foreign exchange rates contributed €21 million (0.6%) to the increase.

Salaries and social security contributions increased by €165 million (5.1%) compared to 2004. Acquisitions effective in 2004 and 2005 contributed €67 million (2.1%) to the increase. Salaries and social security contributions increased organically by €88 million (2.7%), mainly due to higher pension costs. Furthermore, during 2004 there was a positive effect from the settlement for future wage guarantees which resulted in €134 million refund from an insurance company. In addition, the increase was caused by a 5% increase in average full-time employee equivalents (FTEs) as a result of organic growth in our express business, partly offset by lower costs due to a decline in FTEs in our mail business in connection with our cost flexibility programme. The trend of replacing more expensive labour with less expensive labour to reduce operating costs in our mail division continued in 2005. Changes in foreign exchange rates added €10 million (0.3%) to these cost increases.

Depreciation, amortisation and impairments increased by €17 million (5.6%) compared to 2004. Acquisitions effective in 2004 and 2005 increased these costs by €19 million (6.3%) and changes in foreign exchange rates contributed €1 million (0.3%) to the increase. The cost increases were offset by an organic decrease of €3 million
(-1.0%).

Other operating expenses included items such as marketing expenses, restructuring costs, insurance costs and various other operating costs. Other operating expenses increased by €99 million (18.1%) compared to 2004. Acquisitions effective in 2004 and 2005 contributed €33 million (6.0%) to the increase. Other operating expenses increased organically by €65 million (11.9%), mainly due to increased consultants costs, and costs in connection with our ongoing tax investigations. Changes in foreign exchange rates added €1 million (0.2%) to the cost increase.

GROUP OPERATING INCOME
Total operating income for the group was €1,159 million, an increase of 3.9% compared to 2004. Our mail business operating income decreased by 3.6% to €777 million and is further described in chapter 3. Our express business contributed €474 million to the total operating income, which is an increase of 26.4%. Operating income of our freight management segment was €11 million. Our express and freight management businesses are further described in chapter 4.

In 2005, non-allocated operating loss amounted to €103 million. Included in these costs is €61 million for business initiatives, of which €33 million was used to further develop our operations in China. During 2005 we strengthened our China corporate headoffice and started our domestic parcel express business. The remaining €28 million of business initiatives was used for several other strategic projects

2005 Annual Report and Form 20-F	23

Back to Contents

Chapter 2	Information on the company

(building alliances with other organisations and postal operators, the TNT-1 project, rebranding costs of non-TNT branded organisations into the TNT brand and a cost efficiency project for lean warehousing). Costs made to support the United Nations World Food Programme (WFP) were €9 million; including costs for knowledge transfer, hands-on support, raising awareness and funds for the WFP and cash donations. The other costs were €45 million, representing an increase of €21 million compared to 2004. This increase mainly related to costs made for tax investigations, which amounted to €23 million compared to €13 million in 2004 and to costs for the uninsured part of the damage caused by major fires in three warehouses, one in the United States, one in Spain, and one in the United Kingdom, and employer liability in the United Kingdom. These costs were partly offset by the gain on the sale of Global Collect B.V. (€12 million).

Acquisitions effective in 2004 and 2005 had a positive effect of €9 million (0.8%) on our operating income in 2005. Foreign currency movements during the year had a positive effect of €5 million (0.4%) on our operating income.

GROUP FINANCIAL INCOME AND EXPENSES

			Year ended at 31 December
Net financial (expense)/income	2005		variance	2004
	US$	€	%	€

Interest and similar income	136	115	16.2	99

Interest and similar expenses	(143)	(121)	(3.4)	(117)

Net financial expense	(7)	(6)	66.7	(18)

(in millions, except percentages)

Interest and similar income: 115 million (2004: 99)
Interest and similar income in 2005 of €115 million (2004: 99) mainly relates to interest income on funding our discontinued logistics business of €72 million (2004: 66) and the interest of €21 million relating to an income tax refund. The interest income in 2004 also relates to a one-off gain of €11 million on the unwind of a US dollars 435 million swap.

Interest and similar expenses: 121 million (2004: 117)
In 2005 interest and similar expense of €121 million mainly relates to interest expense on funding from our discontinued logistics business of €21 million (2004: 18), interest expense on long term borrowings of €54 million (2004: 61), and expenses on our outstanding hedge transactions of €23 million (2004: 9).

GROUP INCOME TAXES

			Year ended at 31 December
Income taxes	2005		variance	2004
	US$	€	%	€

Current tax expense	401	338	(2.0)	345

Changes in deferred taxes	49	41	36.7	30

Total income taxes	450	379	1.1	375

(in millions, except percentages)

Group income taxes amounted to €379 million, an increase of 1.1% compared to 2004. Our effective tax rate for 2005 was 32.9% compared to 34.2% for 2004. The effective tax rate was positively influenced by the decrease in statutory income tax rate in the Netherlands from 34.5% in 2004 to 31.5% in 2005.

The total accumulated losses that were available to carry forward at 31 December 2005 amounted to €662 million (2004: 627). With these losses carried forward, future tax benefits of €211 million (2004: 202) could be recognised.

Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. We recognise deferred tax assets if it is probable that they will be realised in the foreseeable future. The probability of the realisation is impacted by uncertainties regarding the utilisation of such benefits, for example as a result of the expiry of tax losses carried forward and legislative changes. As a result we have not recognised €140 million (2004: 123) of the potential future tax benefits and have recorded net deferred tax assets of €71 million at the end of 2005 (2004: 79).

24	2005 Annual Report and Form 20-F

Back to Contents

Information on the company	Chapter 2

DISCONTINUED OPERATIONS
In 2005, the loss from discontinued operations was €111 million. Included in this was the pre-tax result of the sale transaction of the French logistics activities amounting to €102 million. Losses relating to our operations in France, including restructuring expenses, amounted to €52 million. The operating income for the remainder of our discontinued logistics business amounted to €136 million, offset by €63 million of net financial expense and €30 million of income tax expense. The discontinued operations are further described in chapter 5.

GROUP NET INCOME
In 2005, profit for the period attributable to shareholders was €659 million, a decrease of €93 million (12.4%) compared to 2004. This decrease was mainly the result of an increase in loss from discontinued operations of €142 million and €4 million higher income taxes. The decrease in profit for the period was partly offset by an increase in operating income of €43 million, mainly driven by our express business, and a reduction of net financial expenses of €12 million.

2005 Annual Report and Form 20-F	25

Back to Contents

26	2005 Annual Report and Form 20-F

Back to Contents

Chapter 3

THE MAIL

DIVISION

2005 Annual Report and Form 20-F	27

Back to Contents

Chapter 3	The mail division

MAIL DIVISION DESCRIPTION

GENERAL
Our mail division provides services for collecting, sorting, transporting and distributing domestic and international mail, including letters, printed matter and parcels, as well as for distributing addressed direct mail and unaddressed mail (i.e. the item of correspondence does not carry an individual address). We also provide a range of data and document management services, including direct marketing and interactive services and services for managing physical and electronic information flows.

Our substantial and lengthy experience in the mail industry has helped us become one of the world’s leading postal operators. It also helps us anticipate and respond to our changing market. In addition to providing a world-class mail service, we continue combining our expertise with technology to develop new mail related data and document management services that meet specific consumer and business needs.

Our mail business in the Netherlands is highly regulated. See chapter 13 for more detail. The Dutch Postal Act requires us to provide the mandatory postal services in the Netherlands and grants us the exclusive right to provide some of these services (referred to as reserved postal services). Mandatory postal services are subject to price regulation. In the Netherlands our traditional mail services are declining in volume due to the saturation of the Dutch domestic mail market, growing competition and the substitution by customers of other methods of delivering information. In other countries we may be able to grow our mail services, although substitution is a relevant factor that negatively influences the total size of all domestic mail markets. At the moment our potential growth in other countries is also negatively affected by various barriers, including regulatory, to entry.

Due to our strong position in the Dutch market, mail activities have provided us with a stable source of revenue and income. Dutch and EU regulations prohibit us from using the revenues from reserved postal services to cross-subsidise other activities.

Our mail division is organised in four business lines: Mail Netherlands, Cross-border Mail, European Mail Networks and Data and Document Management, the latter of which we operate under the brand name Cendris.

MAIL STRATEGY
Our ambition is to become the leading provider of business and consumer services for communication, transactions and delivery. We want our mail operations to be recognised as the industry benchmark for quality of service, efficiency and customer service, for producing the best returns in the industry, and for making optimal use of both new technologies and European postal market liberalisation.

Our mail strategy is based on two key elements:

•	In Mail Netherlands, focus is on our customers and on the efficiency of our network. We implement our customer centric approach through our sales channels, product development and new business. The price/value strategy together with the implementation of our cost flexibility measures will enable us to retain our current margins. In addition, we continue to offer high service quality and new services to customers that bring cost savings to their production chains.

•	Internationally, we continue to expand in attractive markets along two tracks:

-	through an offensive approach we aim to build an alternative postal company to the incumbent operator. Our European Mail Networks business line offers addressed, unaddressed and segmented distribution solutions for letters and direct mail, brochures, leaflets and samples with an excellent price/quality ratio, and
-	through postal alliances we strive to strengthen our position through cooperation with other organisations and postal operators.

These two key elements are supported by the following activities:

• our 51% owned subsidiary G3 Worldwide Mail N.V. (Spring), owned together with Royal Mail Investments Limited, a UK company, and Singapore Post Limited, that offers cross-border mail services on a global scale,
• our national and international parcel activities in the Netherlands and in Belgium that could be expanded in the coming years into more geographic areas, and
• our mail related data, print and document management services, such as direct and interactive marketing services and services for managing physical and electronic information flows.

In 2005 it became clear that our conditional offer for a minority stake in the incumbent national postal operator of Denmark was not accepted. In 2005 we investigated the feasibility of a similar offer to acquire a minority stake in the national postal operator of Belgium, but we decided not to make an offer.

As part of our cooperation with China Post we advised on the optimisation of the China Post transport, sorting and delivery operational structure. We have started to collect data in Shanghai and have built a direct mail company to capitalise on what we expect will be the strong development of the Chinese direct mail market.

In 2005, our mail business earned revenues of €3,984 million, a 2.4% increase compared to 2004. Mail accounted for 39.4% of our group operating revenues and 67.0% of our group operating income.

28	2005 Annual Report and Form 20-F

Back to Contents

The mail division	Chapter 3

The following table sets forth operating revenues for each of the four business lines of our mail business, for the past two years:

		Year ended at 31 December
Mail operating revenues and other income	2005		2004
	US$	€	€

Mail Netherlands	3,135	2,647	2,652

Cross-border Mail	610	515	551

European Mail Networks [1]	707	597	484

Data and Document Management [1]	266	225	205

Total operating revenues	4,718	3,984	3,892

as % of total operating revenues TNT		39.4	42.7

Other income	31	26	8

(in millions, except percentages)
1 Figures for 2004 have been adjusted to reflect the impact of the transfer of Dimar Sro from Data and Document Management to European Mail Networks per I January 2005.

MAIL DIVISION OVERVIEW
Mail Netherlands
Our Mail Netherlands business line collects, sorts, transports and delivers postal items, including letters, direct mail, printed matter and parcels within the Netherlands.

Mandatory postal services provided in the Netherlands form part of Mail Netherlands. Our subsidiary Royal TPG Post B.V. (TPG Post) performs these mandatory postal services.

We are required to provide mandatory postal services. The domestic mandatory postal services mainly consist of the conveyance against payment of standard single rates of letters and printed matter, including registered mail, with a maximum individual weight of two kilogrammes and postal parcels with a maximum individual weight of 10 kilogrammes. See chapter 13 for more information.

The provision of certain mandatory postal services is reserved exclusively to us. These domestic reserved postal services include the conveyance of letters weighing up to 50 grammes (100 grammes prior to 1 January 2006) within the Netherlands, the placing of letter boxes alongside or on public roads and the issuance of postal stamps bearing the likeness of the monarch and/or the word “Nederland”. The exclusive right does not extend to the conveyance of letters by a business to its customers. Although presently not a widespread practice, large businesses may establish their own alternative distribution systems. This could adversely affect our mail division’s revenue.

Certain services are not included in the mandatory services and we are not required to provide these, including the delivery of bulk printed matter such as advertising, magazines and newspapers, the delivery of bulk letters with a weight above 50 grammes and unaddressed mail items. See chapter 13 for more information.

As of 1 January 2006 the weight limit of 100 grammes was reduced to 50 grammes both for reserved postal services and for the mandatory postal services for bulk mail. We believe the impact will not be significant to us.

The full liberalisation of the Dutch market will take place under certain conditions, mainly dependent on developments in the United Kingdom and Germany, see chapter 13. Full liberalisation is not expected before April 2007.

Tariffs for mandatory postal services are required to be transparent, non-discriminatory and uniform. We may, however, grant volume discounts and negotiate specific prices and conditions with high volume users.

In 2005, approximately 28.2% of our mail operating revenue and approximately 11.1% of the group’s operating revenues (2004: 28.3% and 12.2%) were derived from reserved postal services in which we generally were not subject to competition. Notwithstanding that other companies are legally precluded by the Postal Concession granted to us by the State of the Netherlands from providing conveyance of items of correspondence that fall under reserved postal services, a small number of these are carried by other providers. We are mindful of this practice, but the effect on volumes is immaterial.

In 2005, through our Mail Netherlands business line, we delivered on average approximately 17 million addressed postal items per day, six days a week, to approximately 7.6 million households and businesses, and collected, sorted and delivered approximately 5.1 billion addressed items of mail (excluding inbound international items).

The actual volume decline was 3.1% in 2005 compared to 2004. The underlying decline of volumes adjusted for a comparable number of working days per year was 2.0%. There has been an average annual decline of 1.8% since 2000.

2005 Annual Report and Form 20-F	29

Back to Contents

Chapter 3	The mail division

The decline was due in part to substitution of electronic media (see chapter 10), accelerated by competition. We expect a further decline in addressed mail over the next few years due to the increasing use of electronic mail, electronic bill presentment, reduced frequency of bank statements, competition and other factors.

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

In the Netherlands our two main competitors, Sandd B.V. and Selekt Mail Nederland (the latter is owned by Deutsche Post World Net and Dutch publisher Koninklijke Wegener N.V.), in the addressed mail market have both built their own nationwide delivery capability based on a delivery frequency of twice a week. These two main competitors claim to have delivered around 450 million addressed postal items together in 2005, which was around 8% of the total volume of the addressed mail market. We expect that these competitors will continue to grow. Customers choose our services because of our high price/value ratio based on the high effectiveness of the post as a communication medium and our ability to reduce the total chain costs for our customers.

Due to the efficiency of our operations and customer orientation, we do not believe liberalisation in the Netherlands will significantly undermine our position in our traditional home market. However, adjusting to reduced mail volumes will require a continuous and perhaps increased effort to realise cost flexibility.

The marketing approach for Mail Netherlands varies for different market segments. This differentiated approach enables us to increase customer satisfaction together with effectiveness and efficiency improvements. It ranges from physical outlets (post offices) and mass media for consumers and small and medium enterprises, and call centres for larger business to personal selling for key accounts. Internet and new media are increasingly used for all segments. The use of direct mail remains key in all our marketing and sales activities.

Our domestic mail system is presently organised around 11 main sorting centres. Six of these sorting centres are mechanically automated centres developed in recent years and are dedicated to letters and printed matter, three are dedicated to parcels, one to registered mail and one to international mail. At the moment a review of this system is being carried out as part of our cost flexibility programme.

The domestic mail process begins with the deposit of mail by customers at post boxes, post offices and other designated deposit points and the pick-up of mail from customers. Through a fleet of approximately 4,160 vehicles either owned or leased by us, mail is collected and transported to one of the main sorting centres. After sorting, mail is transported to the main sorting centre in the region of its ultimate destination, where the mail is sorted to the level of an individual round of a mailman, and then it is delivered to one of our approximately 484 mail distribution depots. At the depots, the mail is arranged according to street and house number and door-to-door delivery is then effected by one of our approximately 43,475 deliverers.

In the last few years we have replaced manually arranging the mail according to street and house number with sorting machines (“sequence sorting machines”) for small letter mail items, in accordance with our cost flexibility programme. The project started in 2003. The last of the 286 sequence sorting machines was rolled out in October 2005, and the project was finished in November 2005, as planned.

The domestic mail service we provide in our home market in the Netherlands consistently ranks among the most efficient and competitively priced in Europe. Our customers enjoyed a nearly 97% next-day delivery of letters at an overall price that, when corrected for inflation, has actually decreased by nearly 20% since the privatisation of our business in 1989. This is the direct result of our price/value strategy and well above the 95% next-day delivery of letters that is legally required.

Our direct mail business comprises all activities involving distribution within domestic borders of addressed advertising mail and magazines (referred to in the industry as “direct mail”). The vast majority of the delivery of direct mail is not a reserved postal service and is therefore subject to competition. Initially, direct mail was predominantly used by mail-order companies, banks and insurance companies, but recently it is increasingly being used by a wide variety of companies, regardless of size. Prior to 2002, we achieved growth in direct mail volumes due to economic growth in general, our innovative marketing approach and developments in the communications market. Beginning in 2002 and continuing in 2003 and 2004, a decline in direct marketing expenditures, due to slow economic growth and competition with other communications media in the advertising market, negatively affected our direct mail volumes. In 2005 we saw a slight recovery in the addressed direct mail market. We believe that better targeted direct mailings, which have a more limited circulation, may impede future growth in direct mail volumes.

We have maintained our profitability because of our customer focus and a set of cost restructuring measures that are being implemented with great rigour. Through our customer focus we are able to illustrate the effectiveness of post as a communications medium, realise optimal total chain costs for our customers, develop new innovative services and realise high service quality standards. The ability to offer data and

30	2005 Annual Report and Form 20-F

Back to Contents

The mail division	Chapter 3

document management services is also a competitive factor. In 2001, we formulated our cost flexibility programme with works council discussions and initial pilots aiming at €320 million of savings on an annualised basis by 2012, compared to our cost levels in 2001. In 2004, we updated this cost flexibility programme with an overhead master plan, and we now expect to achieve annualised cost savings by 2012 of approximately €370 million. In 2005, we achieved aggregate cost savings of €234 million, which was €89 million more than we realised in 2004. The cost saving programme includes a restructuring of the marketing and sales channels and organisation, a restructuring of our overhead and a restructuring of our operations.

The restructuring of the marketing and sales channels includes the optimisation of call centres, the retail network (post offices and service points) and the marketing and sales organisation. The restructuring of our overhead includes the optimisation of staff and support functions. We expect that we will be able to make these changes while maintaining our service and quality levels. The restructuring of operations includes:

•	the introduction of mechanically automated sequence sorting of small mail letter items,
•	the implementation of a differentiated collective labour agreement for mail deliverers and other postal employees,
•	the realisation of further optimised sorting processes,
•	a restructuring of the mail depot structure,
•	the separation of parcels from other mail delivery activities, and
•	a restructuring of operational management structure, back office and support functions.

This redesign of our mail production chain has a particular emphasis on refining our distribution activities and distribution points throughout the Netherlands, such as the installation of the sequence sorting machines.

In 2003, we also introduced the position of mail deliverer: part-time mail deliverer positions that provide the same quality for customers at lower cost and with greater flexibility for the individual and the company. The new mail deliverer positions are particularly attractive to individuals who want to work limited hours but still have the security of a permanent position and pension. At the end of 2005, a total of approximately 7,100 new employees have joined TPG Post as part-time deliverers, and the number continues to grow. Through natural attrition, up to a total of 9,000 full-time equivalent mailman positions is expected to be replaced by part-time mail deliverer positions by the year 2012. By then an additional 5,000 mailman positions will become redundant. We believe that the cost flexibility programme will help us maintain the high quality of service our customers have come to expect, while also maintaining our margins. In 2004 a plan (as part of our existing master plans) was announced to redesign the management structure of the operational activities of our collection, sorting, transport and distribution. This new structure became effective on 1 January 2006.

Included in Mail Netherlands are the results of our 50% interest in Postkantoren B.V., a joint venture with Postbank N.V., a subsidiary of ING Group N.V. Postkantoren B.V. operates a network of approximately 2,100 outlets for the services of one or both partners. This network of outlets, partly self owned and partly in franchise, helps to fulfil our mandatory service obligation to provide a minimum number and regional density of postal outlets, as well as certain other services. Due to the growing use of cash dispensers and the internet for banking and postal services, we are restructuring our outlets: replacing self owned outlets by franchise outlets (usually a shop within a shop). At the end of 2005, the joint venture operated about 285 self owned outlets and about 515 franchise outlets, both offering a full assortment of postal products. Further, Postkantoren B.V. operated over 102 TPG Post Service Points with a full assortment of postal products and about 1,200 TPG Post Service Points, which offer the most important postal products. The core business of Postkantoren B.V. is the distribution of financial and communication services and products (including postal services) to consumers and small businesses throughout the Netherlands. We use the post offices as an outlet for the collection of letters and parcels, the sale of stamps, the delivery of letters and parcels in the event that home delivery is not successful and express post. On behalf of Postbank N.V., Postkantoren B.V.’s self owned and franchise outlets offer counter banking and insurance.

In addition, TPG Post itself operates a network of about 230 TPG Post Business Points, which provide postal services to small and medium enterprises. For the benefit of consumers TPG Post uses more than 1,000 retailers as stamp resellers, which means that we offered the Dutch market a total of more than 3,330 distribution points in 2005.

Mail Netherlands also engages in activities related to philately and produces, issues and distributes Dutch stamps. Mail Netherlands includes real estate business related to our mail process. Other activities of Mail Netherlands are renting out postal boxes, pick-up services for businesses, postal box office/home delivery services, change of address services, mail safekeeping services and postal re-routing services. Also included in this line are loyalty services and advisory services related to direct mail. Some of the innovative services that are offered in Mail Netherlands include “de Digitale Brievenbus” (digital letterbox), a completely digital mail service for large mailers. We launched “de Digitale Brievenbus” in cooperation with the major Dutch retail banks in January 2006. Mail Netherlands also offers digital secure and hybrid mail services.

For various reasons (wrong address, addressee moved, etc.), sometimes mail items distributed by our competitors have to be returned to the sender. In most cases these mail items are found in our post boxes, but still have to be returned by us even though we did not receive the postage paid at collection. After an intensive testing period we entered into an agreement with our most important competitors, Sandd B.V. and Selekt Mail Nederland in November 2005, on the

2005 Annual Report and Form 20-F	31

Back to Contents

Chapter 3	The mail division

terms and conditions under which these mail items, although distributed by competitors, are returned to their senders. Other competitors can conclude an agreement with us on the same terms and conditions.

Cross-border Mail
Our Cross-border Mail business line offers a range of services to individual and business customers. These services include handling exported postal items in the Dutch market and all postal items imported to or passing through the Netherlands from foreign public and private postal operators.

We provide two distinct cross-border mail services. The first of these is a mandatory postal service. For international inbound and outbound mail, based on the Dutch Postal Act and in accordance with the rules of the Universal Postal Union (UPU), mandatory postal services comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilogrammes. International inbound and outbound postal parcels with a maximum individual weight of 20 kilogrammes are also included. We offer this service through a combination of our Mail Netherlands network and foreign public and private postal operators. For the international transport of mail, we make use of a wide variety of air carriers and, within Europe, a subcontracted truck network. The provision of certain mandatory cross-border postal services is reserved exclusively to us. These cross-border inbound reserved postal services involve the conveyance of letters weighing up to 50 grammes (100 grammes prior to 1 January 2006) within the Netherlands.

The UPU is a specialised agency within the United Nations framework. It is responsible for the regulation of cross-border postal services. Practically all nations are members of the UPU. The common rules applicable to cross-border postal services are laid down in the UPU Convention and its regulations. In the Convention, the UPU established an international system for mutual payments for the delivery of cross-border letter mail, known as the terminal dues system. The purpose is to compensate the destination country’s public postal operator for delivering international letter post. A different compensation scheme with similar purposes exists for parcel mail.

Most European postal operators view the UPU target terminal dues system as inadequate for these purposes. As a consequence a significant majority of them are party to the separate, multilateral “REIMS II” agreement where terminal dues are related to a higher percentage of domestic tariffs, and to a certain extent to service quality as well. We did not enter into the REIMS II agreement because we felt it did not contain a strong incentive/penalty system that would guarantee improvement of the quality of service. Instead, we concluded commercially oriented bilateral agreements with most of the European postal operators.

Most of the 10 countries who joined the EU on 1 May 2004 have entered into a REIMS East Agreement with the REIMS II parties. This agreement allows the new EU public postal operators to use a transitional period to get accustomed to terminal dues that are based on domestic tariffs. We decided to become a member of the REIMS East agreement as of 1 January 2005. In this way we avoid lengthy bilateral negotiations and create considerable goodwill that will support our position in future terminal dues negotiations. The financial effects of this decision are limited due to low volumes exchanged between Royal TPG Post B.V. and postal operators of the accession countries.

In international postal services, other than reserved postal services, we face competition from other public postal operators and from a wide variety of private, internationally operating companies. Competition for these services is based primarily on price and quality of service.

Cross-border Mail services also include handling bulk mailings for a range of international customers, including publishers, mail-order companies, and financial service and direct mail companies. We conduct these activities through our 51% owned subsidiary Spring, owned together with Royal Mail Investments Limited and Singapore Post Limited. In addition to using its three shareholders’ delivery networks, systems, expertise and products, Spring uses delivery agreements with national and private postal operators.

The bulk mailing section of the cross-border mail services market is highly competitive. Impending deregulation has prompted national and private postal operators to lower prices for business mail in order to compete and to enter foreign markets to position themselves for growth. Consolidation is resulting in fewer providers in the market. In most countries, the primary competitor is the traditional incumbent postal operator, but increasingly we see international postal operators such as Deutsche Post, Swiss Post International, De Post (Belgium) and La Poste (France) extending their operations. The only true global competitor is Deutsche Post, trading as DHL Global Mail, against which Spring competes through a consultative and solutions based approach to mail.

Spring’s name and credibility in the marketplace is achieved by delivering service and local expertise through a global network. Its key customers are publishers, corporates and direct marketeers. In addition to its cross-border business mail services, Spring also provides a number of value added services with the objective of retaining and growing its customer base. The business operates in the following three geographic regions: Europe, the Americas and Asia Pacific and is based in Amsterdam, New York and Singapore.

The trading environment for Spring continues to be a significant challenge and is heavily influenced by the slow pace of liberalisation in the marketplace; in some countries there is a trend towards remonopolisation. Additionally, the increase in regulation governing the use of Extraterritorial Offices of

32	2005 Annual Report and Form 20-F

Back to Contents

The mail division	Chapter 3

Exchange and the impact of REIMS agreements continues to limit the ability of Spring and other postal operators (not being incumbents) to compete on an equal basis. Despite these obstacles, Spring has continued to hold its market position and to generate a positive return.

European Mail Networks
Through our European Mail Networks business line, we are building a position to offer our customers a full service concept for mail, based upon high quality of service and wide coverage in addressed and unaddressed delivery. In addition, we offer a portfolio of mail-related services to reinforce our distribution activities. We have a presence now in Austria, Belgium, the Czech Republic, Germany, Italy, the Netherlands, Slovakia and the United Kingdom.

In 2005 the main focus was on expanding addressed activities in the key markets of Germany and the United Kingdom.

In Germany, one of the key mail markets in Europe, we expanded our regional distribution networks to strengthen our position in nationwide addressed delivery. We will not build a nationwide network, but we will focus on high density areas, either through greenfield operations under the brand name TNT Post Regioservice (Hamburg, Düsseldorf and Frankfurt) or via acquisitions (assets of Rheinkurier GmbH, Köln). The aim is to be active in all key areas in Germany with our own regional distribution. With this we can secure the nationwide product offering of our 71% subsidiary EP Europost AG & CO KG., which, successfully gained new customers and more than doubled revenues in 2005. The geographical coverage for the distribution of letter mail is close to 90% of Germany. This has been achieved by EP Europost through partnerships with regional distribution companies, of which TNT Post Regioservice is one.

Being the second largest mail market in Europe, the United Kingdom is a key market for us. In the United Kingdom we have contracted with Royal Mail for downstream access which allows us to offer customers an alternative in the postal market. This arrangement was highly successful in 2005, as we gained many important contracts. At the same time we are setting up sorting facilities to be able to offer customers a broader portfolio of services. Our ultimate goal is to provide customers with an end-to-end solution. We intend to start pilots for that in pre-selected areas. The cooperation with the Express Dairies milkmen in the United Kingdom was terminated in the fourth quarter due to lower than expected coverage of this particular network. When entering in the UK mail market the brand name TNT gave us a first mover advantage by reducing the time to market significantly.

In unaddressed delivery we strengthened our position in 2005 in all markets, mainly through organic growth. In the Netherlands, Belgium and Central and Eastern Europe we are a significant player in unaddressed delivery. In almost all countries, however, we are experiencing fierce pressure on prices due to heavy competition (mostly by companies owned by other postal operators who use their dominant position and want to get into this market). Our goal is to retain our market share by retaining the customers and volumes. We invest in quality of services to differentiate ourselves from those competing on price. We completed some small acquisitions in Germany, where we acquired the assets of Peter Robl GmbH (Robl) and Reklam und Zeitungsvertrieb GmbH (Szunyog) and 100% of the shares of DWM Direktwerbung und Marketing GmbH (Reischl), an unaddressed mail company in Munich. These acquisitions further strengthened our position in the German unaddressed mail market.

In Italy, we were successful in growing our mail related business and we bought the remaining 20% in Cerilly, a letter shop with printing and fulfilment operations.

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

After branding our Data and Document Management business line in 2003 as “Cendris”, we started in 2004 to restructure the different parts of Cendris into one company. The execution of these plans was finalised by the end of 2005. The goal of this restructuring was to enable Cendris to improve its market position in the data and document market and to optimise its internal processes.

In July 2005, Cendris acquired the Dutch print and mailing house Euro Mail B.V. Euro Mail specialises in mailing activities (enveloping, addressing, sorting and distribution), print services, fulfilment and other direct mail activities. Euro Mail primarily serves small, locally operating businesses from 10 locations in the Netherlands. The specific knowledge and experience of Euro Mail in the small and medium enterprises segment adds to the capabilities of Cendris and TPG Post. The acquisition placed TPG Post and Cendris in a better position to develop and sell new product-market combinations for the small and medium enterprises segment.

The market for data and document management services continues to show price pressure and strong competition in all segments of the business portfolio (data, print, mailroom, scanning and call centres). The main objectives of management are focus on cost reduction and new business.

In August 2005, we sold our interest in The Postal Preference Service Limited, which was established in 2000 by Royal Mail, TPG Post and other minority shareholders to provide direct marketing services in the United Kingdom.

2005 Annual Report and Form 20-F	33

Back to Contents

Chapter 3	The mail division

MARKET TRENDS
In the European postal markets a volume decline is clearly noticeable, due to the increasing importance of the digital world around us, and reflects a strong underlying trend. We do not believe that the postal market has yet absorbed all effects of the digitalisation of information flows. Large parts of the bulk transaction mail volumes will most likely be substituted by electronic ways of communication. We recognise, however, that to a large extent the substitution process will be driven by the attitude of consumers and businesses towards electronic mail. Understandably this attitude varies with the content of the messages and the function of mail.

Together, the penetration level of direct mail in the advertising market, the growth of the economy, the relative position of direct mail in relation to other advertising media and the maturity of the unaddressed mail market will determine whether in any individual national market we will still see an increase in direct mail items per capita in the coming years. For mature mail markets such as the market in the Netherlands we believe the direct mail market is saturated and we do not expect much growth in the direct mail market in the coming years.

The European liberalisation of the postal market is taking shape. Liberalisation and the creation of a level playing field, i.e. the possibility to compete on equal terms in the respective member states, will, however, be closely linked to each other. We expect that this will drive not only liberalisation in the Netherlands, but also the expected European liberalisation agenda after 2009. In the next few years we expect to see the emergence and continued growth of national alternative postal companies in several European countries. Their success will to a large extent depend on the regulatory conditions, irrespective of whether the market is fully liberalised. In the Netherlands the full liberalisation of the postal market will depend on the actual liberalisation in the United Kingdom and Germany.

Closely related to this liberalisation process will be the definition of universal service. We expect an intense discussion both at national and European levels on how the content of the universal service is to be shaped in the future. The VAT exemption for universal services granted to the universal service provider, which now leads to substantial market distortion in most member states, needs close attention in this regard. Other forms of non-regulation based market distortion of full competition needs monitoring as well. Increased competition resulting from liberalisation will create additional pressure on national postal operators.

Over 50% of the Dutch mail market is accessible to competition. This is well ahead of most other European mail markets. In the liberalised part of the Dutch mail market, we believe there is no market distortion. This can be illustrated through the unique presence of two competitors that each have full nationwide coverage for end-to-end mail delivery with a growing market share.

Most European postal operators were turned into corporations over the past ten years. Many governments are now considering privatisation of their national postal operator. In the process of privatisation we notice an active interest by private equity houses in addition to industry players such as TNT. This may result in a fundamental change in the European postal landscape and might trigger a consolidation process that will limit the number of independent postal players.

MAIL FINANCIAL REVIEW
			Year ended at 31 December
Mail operating revenues and other income	2005		variance	2004
	US$	€	%	€

Mail Netherlands	3,135	2,647	(0.2)	2,652

Cross-border Mail	610	515	(6.5)	551

European Mail Networks [1]	707	597	23.3	484

Data and Document Management [1]	266	225	9.8	205

Total operating revenues	4,718	3,984	2.4	3,892

as % of total operating revenues TNT		39.4		42.7

Other income	31	26	225.0	8

(in millions, except percentages)
1 Figures for 2004 have been adjusted to reflect the impact of the transfer of Dimar Sro from Data and Document Management to European Mail Networks per 1 January 2005.

34	2005 Annual Report and Form 20-F

Back to Contents

The mail division	Chapter 3

			Year ended at 31 December
Mail operating expenses	2005		variance	2004
	US$	€	%	€

Cost of materials	218	184		184

Work contracted out and other external expenses	1,227	1,036	9.9	943

Salaries and social security contributions	1,916	1,618	2.7	1,576

Depreciation, amortisation and impairments	152	128	(1.5)	130

Other operating expenses	316	267	2.3	261

Total operating expenses	3,829	3,233	4.5	3,094

(in millions, except percentages)

			Year ended at 31 December
Mail operating income	2005		variance	2004
	US$	€	%	€

Operating income	920	777	(3.6)	806

as % of mail operating revenues		19.5%		20.7%

(in millions, except percentages)

Mail productivity statistics			Year ended at 31 December
	2005	2004	2003	2002

Addressed postal items delivered by Mail Netherlands [1] (millions)	5,139	5,302	5,384	5,521

per Netherlands delivery address (items)	679	707	724	747

per Mail Netherlands FTE [2] (thousands of items)	152	161	156	151

per Netherlands inhabitant (items)	315	325	331	341

per delivery day (millions)	17	17	18	18

total operating revenues per FTE [2] (thousands of €)	94	95	89	92

average percentage of national mail sorted automatically (%)	84	82	82	80

Postal volumes by cross-border (thousands of kilogrammes)	81,334	90,239	94,467	90,691

Addressed postal items delivered by EMN (millions)	490	259

1	Excluding international mail items per delivery day (millions).
2	The FTE (full-time employee equivalent) definition is based on a 37-hour work week.

The operating revenues of the mail business increased by 2.4% in 2005. In Mail Netherlands addressed mail volumes decreased by 3.1%, and revenues declined by 0.2%. On a comparable number of working days basis, the addressed Mail Netherlands volume decline was 2.0%. Revenues in our cross-border line of business declined 6.5%. Revenues in European Mail Networks showed a 23.3% growth. Data and Document Management revenues increased by 9.8%.

2005 showed a slight improvement in the economic environment in the Netherlands. Customers continued their search for cost savings in the distribution area. Addressed Mail Netherlands volumes continued to decline as a result of growing competition, substitution and customers suspending their mailings. Our mail division focused on quality and margin to defend its market position. At the European level we expanded in the addressed mail segment through our start-ups in the United Kingdom and Germany.

Operating income decreased by 3.6% in 2005. This decrease was mainly due to a structural cost increase in salaries including social and pension contributions in Mail Netherlands, partly offset by continued progress in improving productivity and cost control in Mail Netherlands and expansion of our European Mail Networks.

MAIL OPERATING REVENUES
In 2005, operating revenues from our mail business increased by €92 million (2.4%) compared to 2004. Organic operating revenues increased by €71 million (1.8%). Compared to last year, 2005 showed a €18 million (0.5%) positive acquisition effect, due to a number of acquisitions effective in 2004 (including Prime Vision, Seducom and our joint venture with Essent N.V., named Cendris BSC Customer Contact B.V.), the disposal of Denis Bodden N.V., and acquisitions effective in 2005 (including Reischl, Robl, Euro Mail B.V., Szunyog and Rheinkurier GmbH). Foreign exchange effects accounted for an increase of €3 million (0.1%).

2005 Annual Report and Form 20-F	35

Back to Contents

Chapter 3	The mail division

Mail Netherlands operating revenues in 2005 decreased by €5 million (-0.2%) compared to 2004. The organic volume decline in addressed mail items was partly offset by a positive price-mix effect and other effects.

The continued underlying decline in addressed postal item volumes in 2005 (-2.0%) was primarily due to competition in the non-mandatory area, accompanied by reduced demand for direct mail as a result of cost saving programmes initiated by some of our key customers due to the continued substitution of electronic media. We expect these trends to continue, although Mail Netherlands benefited from extra volumes of mail resulting from changes in the health insurance and early retirement legislation in the Netherlands in the second half of 2005. The underlying volume decline was accompanied by a lower average number of working days in 2005, which had a 1.1% downward volume effect.

During 2005 competition remained fierce, with the key international postal operators continuing to compete on price. Cross-border Mail operating revenues in 2005 decreased organically by €38 million
(-6.9%) compared to 2004. The main driving factors for this decline were international competition, our policy to reduce and terminate unprofitable contracts of volume in our Spring business and the renewed sales agency agreement with Royal Mail Group in the middle of 2004, which resulted in a lower fee. Foreign exchange effects caused a 0.4% increase in operating revenues, primarily related to the fluctuation of the euro against the US dollar, GB pound and the Singapore dollar.

Other income increased due to the sale of mail related real estate.

European Mail Networks operating revenues increased by 23.3% in 2005. All countries except Belgium, where our business is still negatively affected by competition, contributed to this growth. The United Kingdom, Germany, Italy and Central Europe showed double digit growth.

In the United Kingdom our start-up business was successful and established a lead position in the UK downstream access market. In Germany we succeeded in strengthening our position despite strong competition from Deutsche Post and the initiative of a group of German publishers to cooperate in mail distribution. Our German start-up in addressed mail, EP Europost, more than doubled its revenue. It succeeded in closing contracts with important customers. Furthermore, TNT Post Regioservice GmbH doubled its revenue by creating its own networks in key strategic areas. Focus has been on securing the position by enlarging our own distribution networks in other major cities, strengthening the relationships with partner distribution networks and building up a position in the consolidation market. In Italy mail addressed, unaddressed and mail related activities showed double digit growth.

In a competitive market, Data and Document Management operating revenues increased by €20 million (9.8%).

This increase was mainly attributable to the full year contribution of the joint venture started in 2004 with Essent N.V., named Cendris BSC Customer Contact B.V., and the acquisition of Euro Mail B.V. in 2005.

MAIL OPERATING EXPENSES
Our operating expenses increased by €139 million (4.5%) in 2005 compared to 2004. Organic growth in European Mail Networks and acquisitions caused an increase in work contracted out, partly offset by volume decreases in the business lines Mail Netherlands and Cross-border Mail. In 2004 costs of salaries benefited from a €9 million net positive one-off effect from a settlement of future wage guarantees and various social measures including social and pension contributions. The lack of this one-off effect in 2005, a €18 million increase due to the unwinding of a contract regarding liability for future wage guarantees in 2004, €80 million higher pension costs and €10 million restructuring costs in 2005 caused an increase in salary costs, which could only partly be offset by savings (amongst others reflected in the decline in average full-time employee equivalents from 44,483 in 2004 to 42,482 in 2005) in connection with our cost flexibility programme.

MAIL OPERATING INCOME
The mail business operating income in 2005 decreased by €29 million (-3.6%) compared to 2004, mainly caused by Mail Netherlands. The €29 million decline however, was affected by a net positive one-off effect of €9 million in 2004, as described above, and €10 million restructuring costs in 2005. Adjusted for these one-off effects, operating income decreased €10 million organically.

The decline in operating income was caused by increased pension costs (€80 million) due to changes in key assumptions used, such as discount rate and attrition rates, and a €18 million salary cost increase, due to the unwinding of the contract regarding a liability for future wage guarantees, both at the end of 2004. This decline was partly offset by our continued progress in improving productivity and cost control, mainly driven by our cost flexibility programme, which delivered additional savings of approximately €89 million in 2005, adding up to €234 million in estimated aggregated savings from the start of the programme in 2002.

The results from acquisitions and disposals made in 2004 and 2005 were approximately neutral to the overall change in operating income.

In 2005, overall operating income of our mail division as a percentage of its operating revenues decreased to 19.5% compared to 20.7% in 2004.

36	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	37

Back to Contents

Chapter 4

THE EXPRESS

DIVISION

38	2005 Annual Report and Form 20-F

Back to Contents

The express division	Chapter 4

EXPRESS DIVISION DESCRIPTION

GENERAL
Our express division consists of two business segments: express and freight management.

Our express business provides on-demand door-to-door express delivery services for customers sending documents, parcels and freight. We offer regional, national and worldwide express delivery services, primarily for business-to-business customers. The express services we provide and the prices we charge to customers are primarily classified by transit times, distances to be covered and sizes and weights of consignments. We offer our comprehensive range of products to all customers, which we divide into small and medium enterprises, major account and global customers with each of these being managed by dedicated teams and processes. We build strong relationships with our customers through regular personal calls and visits, as well as a wide range of communications media. Our express business includes our innight business. Our innight business provides innight distribution services in most of Europe. Deliveries can be picked-up late in the afternoon or early in the evening for delivery during the same night.

Our freight management business provides air and sea freight transportation by acquiring cargo space from airline and shipping firms. We offer a range of time-definite products from priority to economy air freight to mixed goods and full container sea freight. Our freight management operations consolidate cargo from a number of customers which allows us to secure favourable rates from airlines and shipping companies, while at the same time matching the customer cargo with the shipping routes that yield the lowest price while meeting delivery deadlines. A range of technology allows our customers to book shipments, monitor goods in-transit and exchange information related to shipments.

In 2005, our express division earned revenues of €6,109 million. The express division accounted for 60.6% of our group operating revenues and 41.8% of our group operating income.

The following table sets forth operating revenues for the express and freight management businesses in our express division for the past two years:
		Year ended at 31 December
Express division operating revenues	2005		2004	[1]
	US$	€	€

Express	6,317	5,334	4,923

Freight management	934	789	279

Inter-segmental revenues	(17)	(14)

Total operating revenues	7,234	6,109	5,202

as as % of total operating revenues TNT		60.6	57.2

(in millions, except percentages)
1 Comparative figures have been adjusted to reflect the transfer of innight services from our discontinued logistics business to express in 2005.

EXPRESS BUSINESS STRATEGY Our ambition is to be the leader in day- and time-certain, door-to-door transport for our business-to-business customers and to have the widest geographical coverage.

We are a global express player. Our strategic intent is to:

•	be number one in Europe in national, intra-European and Asia-Europe express flows,
•	build uplift capacity from China to fuel our European network and establish an intra-China network,
•	be number one in the Rest of the World emerging markets, and
•	be number one in special services: a range of flexible and value added solutions that are complimentary to the network services. These services are tailored to the customers’ requirements and range from time critical and freight transportation through to special handling, storage and distribution, and outsourced services.
To achieve this, our objectives are to:

•	achieve profitable revenue growth through volume acquisitions at optimised pricing,
•	maintain a balanced customer portfolio (large, medium, small and adhoc customers),
•	focus on product performance,
•	improve cost effectiveness,
•	ensure quality in all key areas,
•	connect strong domestic businesses to provide high-quality and cost-effective intra-European services,
•	secure outstanding levels of customer satisfaction,
•	develop leading-edge support technologies that provide added-value for customers,
•	strengthen the TNT brand and increase top-of-mind awareness of the comprehensive range of reliable on-demand express delivery services provided by the company, and
•	recruit, develop and manage our employees towards the highest standard of customer care.

2005 Annual Report and Form 20-F	39

Back to Contents

Chapter 4	The express division

EXPRESS BUSINESS OVERVIEW
In 2005, despite mixed worldwide economic conditions, including particularly weak economies in our key domestic European markets, our express business produced a strong performance driven by our international businesses, offering the right products, disciplined pricing management and an efficient sales process.

The primary factors behind our express business profit improvements in 2005 were strong international volumes supported by a more balanced customer portfolio, growth in our global accounts, continued positive revenue quality yield, improved network optimisation and careful cost management. Revenue quality yield is one of our key measures and it is calculated as (1) the average of the percentage change in revenue per consignment compared to the previous year and (2) the percentage change in revenue per kilogramme compared to the previous year. Our employees furthered our mission through strict adherence to our commercial policy, a focus on serving business-to-business customers and consistent expresswide deployment of our uniform best practice processes.

Technology continues to be essential in achieving our business strategy. We continue to standardise our processes throughout our global organisation, and this standardisation is being supported by the development and implementation of common processes on a standard IT platform. We plan for our common sales and customer service systems to support a single “face” to the customer through harmonisation of our international and domestic processes. We continue to develop a common back office system using the integrated solutions of SAP and have implemented the system in most of the major business units including in the Benelux, France, Italy and the United Kingdom, which represent 64% of our express business revenue.

In 2005 we continued to exploit the comprehensive range of cross-functional data available in our datawarehouse to provide consistent and timely management reporting and analysis of our key performance indicators. This has enabled in-depth measurement and analysis of our operational service performance and sales activities, which facilitates continuous improvement and adoption of best practice in our business.

One of our objectives in 2005 was to maintain high quality technology for use by our customers. Our most recent regular customer survey demonstrated a high degree of satisfaction with the technology and functionality of the solutions provided, with customers stating that their key reasons for this satisfaction were ease of use, speed of use and simplification of business activity. We also gained consistently high scores for customer technology in our regular customer loyalty surveys.

In 2005 we undertook a number of benchmarks of our technology effectiveness and efficiency. In all cases these showed excellent results, indicating that we remained effective in all aspects of information and communication systems.

Further demonstration of this was our IT organisation’s (Express ICS) winning the European Quality Award of the European Foundation for Quality Management in 2005.

In January 2006, we completed the acquisition of TG+, which is the third largest industrial parcel operator in Spain, and which has revenues of around €100 million. In total this network employs approximately 2,600 people (about 960 directly employed by TG+) and operates 57 depots (22 directly owned by TG+) throughout the country, which add up to approximately 135,000 square meters, with more than 900 pick-up and deliveries drivers, and a fleet of 140 linehaul trucks connecting the depot network.

We believe that TG+ will expand and strengthen our domestic express business and fuel our international express business in Spain, a strategic and fifth largest market in Europe with high growth potential. At the same time, we believe TG+ will further drive growth of our leading position in the premium express delivery market in Europe by providing better coverage in Spain.

We are actively looking into further business opportunities and potential acquisitions to expand our express operations in Europe and Asia. As announced on 6 December 2005, we are in advanced negotiations for the acquisition of Hoau, China’s leading domestic freight and parcel operator.

Express Europe
The Express Europe business provides regional, national and pan-European express services as well as time-sensitive door-to-door products that deliver consignments between Europe and the rest of the world. Our extensive integrated road and air networks have given us a strong position in the European market and are an important strategic asset with dense coverage in 33 European countries. We expanded our European network in 2005 and continued to introduce uniform best practice approaches throughout the organisation.

In Europe, we provide on-demand expedited door-to-door delivery services that involve carrying documents, parcels and freight for our European customers. The shipments are collected by a fleet of vehicles that make either scheduled stops or on-demand collections upon receipt of customer telephone or internet requests. Shipment and consignment details are sent to the nearest depot in our network. Details of each shipment are entered into our track-and-trace systems either through scanning, data entry or electronic data interchange methods. The customer can then access the information through internet or proprietary customer interface technology. Each shipment is then sorted by destination and consolidated with other customers’ consignments. Depending on its destination, each shipment is then linehauled to a domestic road hub, an international road hub or one of our airports, generally within two hours of arrival at the depot.

We transport intra-European shipments from the collecting depot by road or on one of the aircraft owned or leased by

40	2005 Annual Report and Form 20-F

Back to Contents

The express division	Chapter 4

us from an origin airport to our main air express sorting hub in Liège, Belgium. Where transit times allow, shipments that do not travel by air are carried by truck to one of our 10 main European road hubs. We then unload and sort the shipments and consolidate them with other consignments for each destination and then put them on outbound linehauls for movement to the delivery depot. We move domestic consignments within major European countries from the collection to the delivery depot, either directly or via a domestic hub.

At the delivery depot we sort the shipments and then load them on the appropriate delivery vehicle. Proof of delivery is entered into the Global Link or other computer system that is updated at every point in the process. This enables us to notify the customer when the consignee has received the shipment. Through these integrated road and air networks we are able to offer a range of fast and reliable express delivery services in most European countries. Our track-and-trace systems, including the Global Link system, enable us to offer an automated proof-of-delivery service, and customers can access the information through internet or proprietary customer interface technology.

In the pan-European segment of the market, our competition comes from global providers with international networks. Parcel alliances and public postal operators are trying to penetrate the pan-European market by buying interest in parcel and express companies to create international air and road express networks. Trends in the industry indicate that express companies are seeking to extend their services further into the conventional freight markets in an effort to exploit the capacity of their networks. For these reasons, it is likely that the major express operators will increasingly look for opportunities in liberalised post markets and in the wider freight markets.

We expect that the overall international market, particularly the intercontinental routes, should grow at faster rates than European domestic markets. The market in Europe has undergone a period of intense consolidation in recent years and now has five other major players: Deutsche Post (DHL), FedEx Corp. (FedEx), Geopost-Groupe (La Poste), Royal Mail Plc (GLS) and United Parcel Service Inc. (UPS). However, the market is still much more fragmented than that of the United States, and there are still several large regional operators.

We have a more extensive express delivery road network in Europe than any of our competitors. We continue to enhance our European air and road networks to be able to offer the most reliable service to our customers. With respect to our European network, we added Palermo and Cagliari as new airport connections in September and October 2005, respectively, but closed Naples and Turin in April and July 2005, respectively. We further expanded our already dense network coverage by introducing new co-load airport connections in Skopje, Belgrade and Sarajevo during 2005.

Following our announcement in 2004 of our plan to introduce a further five Boeing 737-300 aircraft to our European air network, we introduced two aircraft in each of 2004 and 2005 and a further one will be added in 2006. The five aircraft, leased for five years from GE Capital Aviation Services, will replace chartered aircraft currently operating in our express air network. We also entered into another agreement in June 2005 with GE Capital Aviation Services for two additional leased Boeing 737s. These aircraft are due for delivery in 2006.

INVESTMENTS
In 2004, we announced a €36 million investment plan for our Liège air hub, which is intended to improve transit times for our customer base and increase the percentage of consignments delivered on-time and in perfect condition. We originally planned for this project to be completed at the end of 2005, but as a result of the modifications made to the existing hub in 2005, the available capacity has been increased and this has allowed us to delay the implementation of the next stage. The project is progressing well with a total amount spent on 31 December 2005 of €14 million, mainly attributed to capacity-increasing modifications inside the existing hub to guarantee service during construction of the new facility. Meanwhile, the preliminary work for this new facility is ongoing to allow for construction of the new extension to the hub building in the first quarter of 2006. The planned investment is intended to:

•	accommodate growth in the number of airport destinations and sorting splits,
•	remove time consuming, non-ergonomic manual processes,
•	provide extra capacity,
•	reduce damaged shipments,
•	allow later departures and earlier arrivals, and
•	increase staff productivity.

In 2005, we announced a €14 million investment plan for our Duiven road hub of which we have spent €7 million by 31 December 2005. The building of the extended hub has been completed and is expected to be fully operational by March 2006. The investment is intended to:

•	increase hub sortation space by 3,500 square metres,
•	double the sorting capacity to cope with future growth,
•	improve transit times,
•	improve facilities for staff, and
•	improve security.

Express Rest of the World
The Express Rest of the World business provides door-to-door express delivery of documents, parcels and freight worldwide in all areas outside Europe and from these areas to Europe. We also are building our position in Asia and have further improved service levels between Europe and Asia. Our worldwide coverage extends to more than 200 countries.

In China, we have built an extensive network consisting of 25 company-owned locations and 50 agency franchises which together serve over 600 cities. We intend to differentiate

2005 Annual Report and Form 20-F	41

Back to Contents

Chapter 4	The express division

from other major integrators by developing and capitalising an extensive road network in China. The network is planned to be significantly enhanced in 2006 as we are in advanced negotiations for the acquisition of Hoau, China’s largest privately owned transportation network offering comprehensive road coverage among 1,100 locations in China.

We have announced plans to increase our uplift capacity between China and Europe through the addition of two Boeing 747 aircraft that are due to be delivered in December 2006 and June 2007 respectively. Each new aircraft to be delivered by Boeing will provide 100 tonnes of capacity and will facilitate our strong growth in the region.

Our Express Rest of the World business line operates in a similar way as our Express Europe business line, but relies primarily on airlift by commercial passenger airlines for linehaul transportation links. However, in many of these countries our global express services are augmented by domestic and regional express delivery services.

The regional road network in the Middle East continues to grow strongly and represents an increasing share of our business in that region. In December 2005 we launched a similar regional road network for Asia covering Singapore, Malaysia and Thailand. We expect the network to expand into adjoining countries in 2006.

On 1 February 2006, we announced the launch of domestic services in India, which we believe will make TNT the first multinational brand in India to offer international and domestic services using an integrated air and road network. In preparation for the launch, TNT increased its presence in India from 17 to 50 locations during 2005. We intend to continue expansion in 2006, by the end of which we expect to operate out of 144 locations. In line with the group strategy of being the leader in emerging markets, TNT aims to be the leading integrated player in the Indian market.

In Australia, the underlying operations improved year-on-year, continuing the turnaround of this business. Revenues were impacted by the carry-over effects of business integration issues and industrial disputes in 2004, however cost control remained strong and yield improvements continued through appropriate pricing action and targeted new tariffs. In line with divisional strategy, the sales organisation was reviewed and refined in 2005, leading to strong sales results in the latter part of the year.

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

EXPRESS BUSINESS MARKET TRENDS
We believe that the following are the main competitor and market developments affecting the express business.

The express sector experienced further merger and acquisition activity in 2005. Additionally, it has been transformed geographically through the rapid expansion in developing markets, the global relocation of manufacturing bases and the liberalisation of other markets. Mature markets showed slower growth. The soaring oil prices of 2005 affected the industry, where the extra fuel costs were either passed on to customers or eroded business profitability. Finally more attention seems to be given to customer needs with many operators placing extra emphasis on customer service initiatives as a way to differentiate themselves.

Acquisition strategies that involve very targeted purchases have enabled some larger players to build and strengthen their express delivery networks in key domestic markets. The purchase of TG+ by TNT in Spain and Lynx Express by UPS in the United Kingdom are prime examples. A similar strategy has also enabled some players to expand their international networks, extending coverage from mature markets to those that are rapidly developing. The purchase of smaller players in Eastern Europe by players with a strong presence in Western Europe is evidence of this.

These acquisition strategies have been fuelled by increased volumes and revenues in growth markets, namely Asia and Eastern Europe. Major express players have been actively enhancing and modifying their international networks in order to harness this growth and balance the flows into and out of these growth areas. Direct network links between China and Europe, China and North America and links between India, Asia and the Middle East have reflected these geographic shifts.

Western European countries have continued to relocate their manufacturing bases to Asian markets and Eastern European countries. Expansion of the automotive components and high-tech industries in the Czech Republic and Slovakia, developments in the pharmaceutical industry in the Baltics and outsourcing to India and Asia have all had their impact and the express industry has responded accordingly.

China has continued to dominate the Asia region in terms of activity and growth where we estimate the growth in the express industry has been 30% on average over the past five years. As the Chinese market continues to liberalise, however, the focus is moving from international to domestic activities. On a still increasing basis, foreign companies relocate or set up new facilities in China, particularly in the automotive, pharmaceutical and high-tech sectors. New facilities are set up to serve export markets, particularly the Asia region, but also to satisfy the growing demand from domestic markets. As a result, integrators have begun initiatives that will see

42	2005 Annual Report and Form 20-F

Back to Contents

The express division	Chapter 4

the investment of millions of dollars in the development of domestic networks, acquisition of local players and the construction of “super-hubs” on the China mainland.

With approval for the privatisation of Japan Post, a minor revolution in Japan’s very lucrative express and parcels sector has commenced. In addition, Japan’s economy has been showing clear signs of recovery. Korea and Vietnam are beginning to demonstrate that they will also be key in the long term development of the express and parcels industry in Asia. Vietnam in particular is opening up its postal market and easing the business environment for foreign firms. With the concerns over the long term viability of China’s economic development, a larger footprint in Asia will be necessary to secure success.

Other fast expanding markets are India, Russia and the Middle East. India is considered to be one of the best growth opportunities for express in the developing world. Growing international trade, massive investment in infrastructure, increasing levels of disposable income and strong manufacturing and retail sectors have combined to produce a dynamic market environment in India. Russia’s international business outlook has benefited from the recent bilateral agreement with 29 WTO members, including the EU, although it remains a country with a difficult business environment. The Middle East market is expected to grow, with double digit increase in freight volumes to and from the region, growing economies, the reconstruction of Iraq, and the diversification of investment away from oil.

With mature express markets (United Kingdom, Germany, etc.) showing slowed growth and at times stagnation there is a move to investing in the more dynamic developing economies and an increased focus on opportunities that can be leveraged from the liberalisation of the postal industry. Affiliations between postal and parcel operators and the expansion of “express alternatives” (cost competitive, day specific delivery) is also changing the face of the market. These developments have signalled a diversification of possible service and customer needs.

There has also been an indication of an expansion in focus for many express operators towards the business to consumer sector. Customers and their needs have been featuring more heavily in the longer term strategies of major players. Proposed investment in retail networks, drop-off and collection points by some express players demonstrate a clear attempt to capture a larger audience, demonstrate a more visible presence and a move to increasing opportunities for customer interactions. A very clear trend towards improving customer service in the express industry was apparent, be it in the form of improved customer experiences on customer websites, or large scale, sometimes expensive, customer-centric advertising campaigns. However, even with this very apparent move towards improving the customer experience, above all the most important issue for express service customers is still exceptional service quality.

FREIGHT MANAGEMENT BUSINESS OVERVIEW
In August 2004, our global freight management capabilities were established through our acquisition of Wilson, a freightmanagement business comprising primarily air and sea freight transportation. Freight management is an attractive stand-alone business which has economic resilience. In general, freight management operators do not own assets to provide transportation services because they acquire cargo space from airline and shipping firms. The asset-light profile of freight management provides flexibility to adjust to changes in volumes. We expect that the addition of freight management capabilities and expertise will enable us to offer our knowledge, skills and value added activities to a larger potential customer base while at the same time providing existing customers with a broader service offering.

The acquisition of Wilson was a major step in becoming a global freight management company. Wilson was rebranded into TNT Freight Management as of 1 July 2005. The global network operates from 130 offices in 28 countries with a significant presence in the Nordic region. We plan to continue to grow our freight management capabilities organically and increase the density of our operations in the Americas and Asia. The retention rate following the acquisition of Wilson is very high and the turnover rate in operational management was negligible.

Freight Management Nordics
In this region (Sweden, Denmark, Finland and Norway) we offer, in addition to air and sea freight services, services tailored to the demands of the marine industry. We provide freight management services to sailing fleets, shipping companies and ship management companies. The global fleet of merchant and cruise ships is expanding, which combined with limited shipyard capacity, provides opportunities for freight management operators with marine industry experience. We have a broad client base including customers in the automotive, airline, consumer goods, electronics and marine industries.

TNT Freight Management has a significant presence in Sweden and Denmark, which are markets dominated by a few global freight management companies. Our strong position in these markets results in significant capacity allocations from suppliers, particularly airlines. The majority of our business is in exports, however, air and ocean import volumes from Asia, particularly China, were strong in 2005.

Freight Management Europe
In this region (Europe excluding Nordics) we offer sea-air combined services in addition to air and sea freight services. The sea-air combined service is a time saving and cost saving transport mode for import shipments from 14 countries in the Far East and South-east Asia. This mode of transportation is faster than sea freight and less costly than airfreight. We have a broad client base including customers in the automotive, pharmaceuticals, consumer goods, electronics and marine industries.

2005 Annual Report and Form 20-F	43

Back to Contents

Chapter 4	The express division

Airfreight from Asia continues to increase, which has also resulted in growth in the sea-air service. Business with several large new customers was started in 2005. This new business has complex traffic flows involving suppliers in multiple European countries. Competition in this region comes primarily from freight management companies with large global networks.

Freight Management Asia/Pacific
Our operations in this region are primarily related to air export. Volume growth from China was a significant factor in 2005, and this trend is expected to continue. New business was obtained from customers in the pharmaceutical and consumer goods industries. We received a trading licence for our Shanghai office that allows it to arrange shipments directly with air and sea carriers rather than through agents. We will continue to pursue trading licences for other areas within China.

Freight Management Americas
Operations in this region have strong flows from both the Nordic and Asia/Pacific regions. New business was obtained from customers in the automotive and retail business (department store and food store). Competition is high in this region particularly from global freight management companies with dense networks in the United States. We will continue to look for opportunities to expand our network coverage in the United States. We will also continue developing our capabilities in Brazil, as this economy is expected to continue expanding.

EXPRESS DIVISION FINANCIAL REVIEW

The following table sets forth the financial performance of our express division for the past two years:

			Year ended at 31 December
Express division financial overview	2005		variance	2004	[1]
	US$	€	%	€

Express	6,317	5,334	8.3	4,923

Freight management	934	789	182.8	279

Inter-segmental revenues	(17)	(14)

Total operating revenues	7,234	6,109	17.4	5,202

as % of total operating revenues TNT		60.6		57.2

Total operating expenses	(6,660)	(5,624)	16.7	(4,821)

Total operating income	574	485	27.3	381

(in millions, except percentages)
1 Comparative figures have been adjusted to reflect the transfer of innight services from our discontinued logistics business to express in 2005.

EXPRESS BUSINESS
The following tables set forth the financial performance of our express segment for the past two years:

			Year ended at 31 December
Express business operating revenues	2005		variance	2004	[1]
	US$	€	%	€

Express Europe	5,151	4,349	7.6	4,041

Express Rest of the World	1,166	985	11.7	882

Total operating revenues	6,317	5,334	8.3	4,923

as % of total operating revenues TNT		52.8		54.1

(in millions, except percentages)
1	Comparative figures have been adjusted to reflect the transfer of innight services from our discontinued logistics business to express in 2005.

44	2005 Annual Report and Form 20-F

Back to Contents

The express division	Chapter 4

			Year ended at 31 December
Express business operating expenses	2005		variance	2004	[1]
	US$	€	%	€

Cost of materials	255	215	43.3	150

Work contracted out and other external expenses	3,029	2,557	6.5	2,401

Salaries and social security contributions	1,950	1,647	4.0	1,583

Depreciation, amortisation and impairments	201	170	4.3	163

Other operating expenses	321	271	8.0	251

Total operating expenses	5,756	4,860	6.9	4,548

(in millions, except percentages)
1 Comparative figures have been adjusted to reflect the transfer of innight services from our discontinued logistics business to express in 2005.

			Year ended at 31 December
Express business operating income	2005		variance	2004	[1]
	US$	€	%	€

Total operating income	561	474	26.4	375

as % of express operating revenues		8.9%		7.6%

(in millions, except percentages)
1 Comparative figures have been adjusted to reflect the transfer of innight services from our discontinued logistics business to express in 2005.

Express business operating statistics [1]			Year ended at 31 December
	2005	2004	2003	2002

Number of consignments (in thousands)	179,275	176,429	170,782	170,310

Total number of tons carried	3,520,109	3,378,863	3,203,138	3,149,161

Average of number of working days	253	260	250	250

Number of depots/hubs	882	857	836	854

Number of vehicles [2]	19,747	19,023	18,308	18,008

Number of aircraft [2]	43	42	43	43

1 The express business operating statistics do not include statistical data of our innight services.
2 A substantial number of vehicles and aircraft are not owned by us but leased or subcontracted.

During 2005, our express business realised higher operating revenues and improved earnings as a percentage of operating revenues due to a strong performance in our international business attributable to our attractive product offering, disciplined yield management and an efficient sales process.

We continued to grow our profit margin, which was achieved through the implementation of standard commercial policies, cost control, including increased network utilisation, while maintaining service levels and the ongoing review of our revenue quality yield against cost inflation.

Some of the other key performance indicators used to monitor our express business include on-time delivery, customer satisfaction and employee satisfaction.

EXPRESS BUSINESS OPERATING REVENUES
Operating revenues of our express business for 2005 increased by €411 million (8.3%) compared to 2004. The organic growth in operating revenues of our business was €376 million (7.6%). The 2005 acquisition of Door-to-Door d.o.o. and

Asinus d.o.o. in Slovenia had a positive effect of €7 million (0.1%) on operating revenues and foreign exchange effects had a positive effect of €28 million (0.6%), mainly due to the strengthening of the Australian dollar, Polish zloty, Brazilian real and various Asian currencies against the euro.

The increase in operating revenues was primarily due to strong growth in European air and road volumes, as well as an increase in European revenue quality yield of 4.0%.

Express Europe operating revenues for 2005 increased by €308 million (7.6%) compared to 2004. The organic growth in operating revenues was €300 million (7.4%). Most business units contributed to the increase in operating revenues despite the mixed economic conditions. In particular, Germany, Benelux, Italy, Spain, Turkey and the Scandinavian and Eastern European countries contributed to the majority of the growth in operating revenues. The 2005 acquisition of Door-to-Door d.o.o. and Asinus d.o.o. in Slovenia had a positive effect on operating revenues of €7 million (0.2%) and foreign exchange fluctuations had a positive effect of €1 million.

2005 Annual Report and Form 20-F	45

Back to Contents

Chapter 4	The express division

Express Rest of the World operating revenues for 2005 increased by €103 million (11.7%) compared to 2004. This was achieved through the €76 million (8.6%) organic growth in operating revenues from operations, primarily in China, Taiwan and the Middle East, and from positive foreign exchange effects of €27 million (3.1%), mainly due to the strengthening of the Australian dollar, Brazilian real, Korean won, Chinese renminbi and Taiwan dollar against the euro.

EXPRESS BUSINESS OPERATING EXPENSES
Operating expenses of our express business for 2005 increased by €312 million (6.9%) compared to 2004. This was driven mainly by the strong international volume growth, the expansion of our business in China, Eastern Europe and India and the high costs of fuel for our aircraft, linehaul and pick-up and delivery vehicles. Cost of materials increased by €65 million (43.3%) primarily due to the higher fuel costs incurred in all business units. Work contracted out and other external expenses increased by €156 million (6.5%). This included the cost of linehaul and pick-up and delivery, which have increased to service the higher volumes and to improve the service quality and also included the higher fuel costs from commercial linehaul and subcontractors. Salaries and social security contributions increased by €64 million (4.0%) due to the additional number of full-time equivalents including the acquisition in Slovenia and expansion of our activities in India, salary increases for existing employees, and severance and redundancy payments. Depreciation, amortisation and impairments increased by €7 million (4.3%) due to the additional capital expenditure, particularly the expansions to the European air and road network hubs and the development of the SAP back office system. Other operating expenses increased by €20 million (8.0%) due to increased advertising and consultants costs.

EXPRESS BUSINESS OPERATING INCOME
The express business operating income for 2005 increased by €99 million (26.4%) compared to 2004.

The improvement in operating income was primarily due to good volume growth, particularly in the international business across all customer segments, good cost control, including increased utilisation of the European networks, and continued yield improvements. Our domestic businesses recorded lower levels of growth due to stagnation in a number of key European economies. Almost all our express business units achieved improvements in their operating income. Improvements were most significant in the Benelux countries, Germany, the Scandinavian countries, Turkey, Switzerland, Spain, Austria, Czech Republic and Poland. The organic growth in operating income for 2005 increased by €94 million (25.1%) compared to 2004. The positive impact of foreign exchange fluctuations amounted to €5 million (1.3%).

Overall operating income as a percentage of express business operating revenues increased to 8.9% for 2005 compared to 7.6% in 2004. Excluding the transfer of the innight business from logistics, the return on sales was 9.2% for 2005 compared to 7.9% in 2004.

FREIGHT MANAGEMENT BUSINESS
The following tables set forth the financial performance of our freight management segment for the past two years:

		Year ended at 31 December
Freight management business	2005		2004
	US$	€	€

Total operating revenues	934	789	279

as % of total operating revenues TNT		7.8	3.1

Cost of materials

Work contracted out and other external expenses	(745)	(629)	(223)

Salaries and social security contributions	(111)	(94)	(31)

Depreciation, amortisation and impairments	(20)	(17)	(7)

Other operating expenses	(45)	(38)	(12)

Total operating expenses	(921)	(778)	(273)

Total operating income	13	11	6

as % of total operating revenues		1.4	2.2

(in millions, except percentages)

46	2005 Annual Report and Form 20-F

Back to Contents

The express division	Chapter 4

FREIGHT MANAGEMENT BUSINESS OPERATING REVENUES
Due to the acquisition of Wilson in August 2004, operating revenues and operating income for 2005 and 2004 are not comparable. Operating revenues organically grew in all regions with the exception of the Americas. Growth in both air and ocean volumes contributed to the increase in operating revenues. The revenues from Freight Management Nordics were positively impacted primarily by ocean volumes in Sweden, although all units in this region experienced an increase in operating revenues. The revenues from Freight Management Europe were positively impacted by new business. The revenues from Freight Management Americas were adversely affected by the loss of one customer in North America and negative foreign exchange effects in South America. The revenues from Freight Management Asia/Pacific were positively impacted, primarily by growth in the Hong Kong and Australia units.

FREIGHT MANAGEMENT BUSINESS OPERATING EXPENSES
Freight management operating expenses have remained generally consistent as a percentage of revenues between 2004 and 2005. Freight management’s major expense is related to transportation services provided by airlines and shipping firms. The slight decrease in depreciation, amortisation and impairments as a percentage of revenues is attributable to the Wilson trademark, which was fully amortised as of 30 June 2005. The slight increase in salaries and social contributions and other operating expenses as a percentage of revenues is attributable to integration expenses.

2005 Annual Report and Form 20-F	47

Back to Contents

48	2005 Annual Report and Form 20-F

Back to Contents

Chapter 5

THE

DISCONTINUED

LOGISTICS

OPERATIONS

2005 Annual Report and Form 20-F	49

Back to Contents

Chapter 5	The discontinued logistics operations

DISCONTINUED LOGISTICS BUSINESS DESCRIPTION

GENERAL
In July 2005, we announced our intention to dispose of our French transportation activities and French contract logistics business. The combination of a lack of profitable new business in a market with excess capacity, competition from low cost Eastern European based transport providers and a high fixed cost base, which has led to a continuation of disappointing earnings, resulted in the decision during 2005 to sell those activities. For more information see the paragraph “Sale of French logistics activities” below.

On 6 December 2005, we announced a refined strategy to focus on what we do best: providing delivery services by expertly managing transportation networks for providing delivery services. One of the main elements of our refined strategy was the decision to exit globally from our non-network related logistics activities. We will retain our freight management and innight activities as we consider that they fit with our network strategy. These businesses have been accounted for in our express division.

As a result of the decision to exit our non-network related logistics activities, we have accounted for our non-network related logistics business in this annual report as discontinued operations/assets held for sale. The decision to sell the majority of the logistics business, announced on 6 December 2005, has not to date had a significant impact on the ongoing operational strategy for this business, or the commitment to meeting the business’s existing and future customers’ demands for high quality logistics solutions. Some contract renewals have been postponed until the customers ascertain the new owner of the discontinued logistics business.

DISCONTINUED LOGISTICS BUSINESS OVERVIEW
With operations in 28 countries, the discontinued logistics business provides services focused on supply chain management. It works to ensure that across the functions of procurement, manufacturing and distribution the right goods, in the right quantities and condition are available at the right place and time. One key aspect of this is reducing the time it takes to bring goods from suppliers to their customer by using the latest technology to increase our customers’ visibility of their goods in the supply chain.

The discontinued logistics business operates in Europe, North and South America, Asia and Australia. Our strategy has focused on achieving critical mass in selected geographies and five industry sectors: automotive, tyres, high-tech electronics, publishing and media, and fast-moving consumer goods. With a few exceptions in certain sectors, we believe we have achieved critical mass in terms of market presence and customer base in every market it serves.

The service offering depends upon and is tailored to each customer’s needs. It has developed specialised knowledge and skills, and provides a range of value-added activities such as:

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

The logistics business is affected by the seasonal slowdown of one of the larger target sectors on which it focuses, the automotive sector. Typically this slowdown takes place in the third quarter of the year, when many of the automotive manufacturing plants close for summer holidays and in the fourth quarter, when plants close for Christmas and New Year.

As the complexity and scope of logistics assignments grow, we believe securing this role will be increasingly dependent on a provider’s information technology capabilities and geographic reach. The main technology that the business uses to provide lead logistics services is called MatrixTM. It offers an integrated suite of technologies that enables us to manage complex domestic and global supply chains and we continued to invest in this technology throughout 2005.

MARKET TRENDS AND SALE PROCESS
Although the logistics market is still regarded as fragmented, mergers and acquisition activity in the logistics industry continued in 2005, involving some of the biggest players in the market. This has reinforced the trend towards a two-tiered industry. At the top-tier, global or regional industry market leaders provide the full spectrum of supply chain solutions across geographies. They often act as lead logistics providers, subcontracting parts of the supply chain activities, for example transportation, to specialist players but serve as a single point of contact for the customer. The smaller specialist logistics providers form the second tier, often as a subcontractor for the market leaders.

DISCONTINUED LOGISTICS FINANCIAL REVIEW

In 2005, the discontinued logistics business earned revenues of €3,556 million. The following table sets forth an income statement for the discontinued logistics business for the last two years. The discontinued logistics business excludes the results from the previously reported freight management

50	2005 Annual Report and Form 20-F

Back to Contents

The discontinued logistics operations	Chapter 5

			Year ended at 31 December
Discontinued logistics	2005		variance	2004
	US$	€	%	€

Total operating revenues	4,211	3,556	(0.7)	3,581

Other income	(116)	(98)

Cost of materials	(295)	(249)	(3.5)	(258)

Work contracted out and other external expenses	(2,111)	(1,783)	1.1	(1,764)

Salaries and social security contributions	(1,320)	(1,115)	(0.7)	(1,123)

Depreciation, amortisation and impairments	(103)	(87)	(3.3)	(90)

Other operating expenses	(285)	(241)	13.1	(213)

Total operating expenses	(4,114)	(3,475)	0.8	(3,448)

Total operating income	(19)	(17)	(112.8)	133

Net financial (expense)/income	(75)	(63)	5.0	(60)

Results from investments in associates	0	0		(1)

Income tax	(37)	(31)	(29.5)	(44)

Profit/(loss) for the period	(131)	(111)		28

Attributable to:

Minority interests	0	0		(3)

Shareholders	(131)	(111)	(458.1)	31

(in millions, except percentages)

Discontinued logistics statistics		At 31 December
	2005	2004	2003

Number of warehouses (including joint ventures)	594	572	419

Number of square metres (including joint ventures)	8,107	6,799	6,508

Joint ventures

Number of warehouses	44	44	69

Number of square metres	1,360	1,359	969

(square metres in thousands)

and innight activities, now reported in the express division. The prior period has been restated to be presented on a comparable basis, reflecting the above transfer. For further information, including a condensed balance sheet, please refer to note 8 of our consolidated financial statements.

During 2005, the discontinued logistics operations showed a €25 million decrease in operating revenues compared to 2004. This was mainly a result of the deteriorating performance of our French operations, contract terminations, mainly in the United Kingdom, and lower volumes in automotive contracts. However, this was partially offset by strong revenue growth in North America, Australia, and Asia. Of the decline in operating income of €150 million, €154 million relates to our French logistics activities and their subsequent disposal, partly offset by an increase in operating income from the remainder of our discontinued logistics business.

SALE OF FRENCH LOGISTICS ACTIVITIES
During 2005 we sold most of our French transportation activities and French contract logistics operations. The sale of the majority of those activities was effected in two transactions, both closed in the fourth quarter of 2005, with further transactions being closed in the first quarter of 2006. The business sold in 2005 constituted approximately 90% of our French logistics business unit. The total pre-tax loss of the sale transactions of the French logistics activities was €102 million and this has been included in other income in the income statement. The remainder of the business has since been sold. Operating losses of the disposed business amounted to €52 million in 2005 and included €18 million of restructuring charges mainly relating to reorganisation and redundancy costs and €3 million of asset impairments.

Contingent assets
As a result of the sale and the consequent liquidation of the remaining relevant entities of our French business, we expect to realise a tax credit of approximately €90 million. This potential benefit has not been reflected in our accounts.

2005 Annual Report and Form 20-F	51

Back to Contents

Chapter 5	The discontinued logistics operations

DISCONTINUED LOGISTICS OPERATING REVENUES

				Year ended at 31 December
Operating revenues per industry	2005		%	2004	%
	US$	€	of total	€	of total

Automotive	1,644	1,388	39.0	1,362	38.0

FMCG	722	610	17.2	642	17.9

Hi-tech electronics	499	421	11.8	443	12.4

Publishing & media	291	246	6.9	250	7.0

Tyres	219	185	5.2	177	4.9

Other	836	706	19.9	707	19.8

Total	4,211	3,556	100.0	3,581	100.0

(in millions, except percentages)

				Year ended at 31 December
Operating revenues per geographic region	2005		%	2004	%
	US$	€	of total	€	of total

Europe	2,924	2,469	69.4	2,631	73.5

North America	782	660	18.6	595	16.6

Rest of the World	505	427	12.0	355	9.9

Total operating revenues	4,211	3,556	100.0	3,581	100.0

(in millions, except percentages)

Number of countries of operation		28		28

The operating revenues for our discontinued logistics activities decreased in 2005 by €25 million (0.7%) compared to 2004. Organic operating revenues decreased by €69 million (1.9%) in 2005 compared to 2004. This decrease was primarily due to contract terminations in Europe, mostly in the United Kingdom and due to the sale of most of our French operations in the fourth quarter of 2005.

The European region also saw lower volumes in the Benelux region and in Italian automotive contracts. This unfavourable effect was partly offset by commencement of new contracts in the United States and the Rest of the World (mostly in Australia and Asia). Foreign exchange effects increased logistics operating revenues in 2005 by €42 million (1.2%) compared to 2004, mainly due to the depreciation of the euro against other currencies, especially those in South America, the United States and Australia.

DISCONTINUED LOGISTICS OPERATING EXPENSES
Operating expenses increased by €27 million (0.8%) to €3,480 million in 2005.

The decrease in cost of materials was due to the disposal of the Nordic business sold in 2004 and reduced costs in line with revenue reductions.

Expenses for work contracted out increased by €19 million (1.1%) which was related to the increase in operational activity in the Australia and North America region (totalling

€61 million) and the full year consolidation impact of Turkey (€10 million) offset by a reduction in temporary labour costs in the United Kingdom and Italy (totalling €49 million) and other smaller increases.

Salaries, including social and pension contributions decreased by 0.7% (€8 million), which was a result of headcount reductions in China, Benelux and Central Europe and partially offset by costs associated with rationalisation measures in France due to a reduction of business activity and business growth in United States and Australia.

Other operating expenses increased by €28 million (13%) of which the most significant increase was related to increased provisions, a tariff dispute in our Italian operations and associated legal costs (€10 million). The majority of the remaining increase related to increased costs in the Central and Eastern Europe region (€8 million) and Italy (€6 million).

DISCONTINUED LOGISTICS OPERATING INCOME AND PROFIT FOR THE PERIOD
In 2005 discontinued operations resulted in a loss for the period before minority interest of €111 million, a decrease of €139 million compared to 2004. This loss was mainly the result of the loss on the sale of our French business (€102 million), deteriorating results in France, contract terminations in the United Kingdom, and increased operating expenses of €32 million (including €18 million of restructuring costs and €3 million of asset impairment charges in France).

52	2005 Annual Report and Form 20-F

Back to Contents

The discontinued logistics operations	Chapter 5

Net financial expenses increased by €3 million (5.0%), representing interest on funding from TNT facilities and the movement on fair value of financial instruments. Income taxes decreased by €13 million (29.5%) primarily as a result of tax credits relating to our discontinued French operations.

DISCONTINUED LOGISTICS CASH FLOW
The following table sets forth a condensed cash flow statement for the discontinued logistics business for the past two years. The prior period has been adjusted to be presented on a comparable basis.

Cash flow statement	Year ended at 31 December
	2005	2004

Net cash from operating activities	28	250

Net cash used in investing activities	(19)	(22)

Net cash used in financing activities	19	(216)

Change in cash	28	12

Cash at the beginning of the period	71	60

Exchange rate differences	5	(1)

Change in cash	28	12

Cash at the end of the period	104	71

(in € millions)

Net cash from operating activities
Net cash from operating activities was €222 million lower compared to 2004, primarily due to the loss on the disposal of the majority of our French operations and associated costs (€102 million) combined with €45 million of lower operating income. Net working capital also declined €48 million, mainly as a result of deterioration in accounts payable in some of the larger business units and a further net deterioration of €24 million in other areas.

Net cash used in investing activities
The reduction in cash used in investing activities was due to €16 million lower spend on the acquisition and disposal of group companies compared to 2004, partially offset by an increase in capital expenditure on property, plant and equipment of €12 million. The additional capital expenditure was primarily due to the development of a warehouse for an existing customer in Germany (€8 million), with the remainder being attributed to expenditure to support the business’ growth in North America and Australia.

Net cash used in financing activities
Debt financing activities resulted in a net cash inflow of €19 million. This was mainly a result of financing proceeds of €55 million consisting mainly of proceeds from inter-company funding of €52 million and a €3 million income from finance leases. Total repayments of €12 million resulted from scheduled repayments on finance leases of €12 million. In 2004 long term liabilities also decreased due to a decrease in amounts payable to other TNT companies €241 million and a repayment of a long term bank loan of €5 million.

Liquidity and capital resources
At 31 December 2005 TNT provided funding for the total amount of €1,136 million. The amount consisted of current account facilities in various currencies of €1,076 million and loans of €60 million. TNT intends, until the business has been disposed of, to continue to provide sufficient funding to allow the discontinued logistics business to maintain its existing level of operations.

Additional funding sources for the discontinued logistics business consists of a €222 million Canadian dollar denominated syndicated facility, signed in May 2001, at a rate of interest of three-month Canadian LIBOR plus a margin of 0.325%. At 31 December 2005, the average rate of interest on this facility was 3.11%. This facility is reported under other current liabilities.

Future investing activities, such as capital expenditure additions, will continue to be assessed according to TNT’s existing approval procedures, with consideration being given to the possible impact that such expenditures may have on the requirements of potential buyer(s) of the business.

Commitments, contingencies and guarantees
As at 31 December 2005, commitments, contingencies and guarantees pertaining to our discontinued logistics business amount to €701 million. Of this total, €161 million were of a short term nature.

Rent and operating lease commitments amount to €580 million, of which €123 million are short term in nature.

Total financial guarantees at 31 December 2005 were €114 million, of which €35 million is short term in nature. Guarantees amounting to €65 million were issued by TNT Logistics Holdings B.V. Guarantees amounting to €23 million mainly issued by banks and other financial institutions and secured by TNT N.V. or by TNT Logistics Holdings B.V. relate to business obligations under lease contracts, custom duty deferment and local credit lines. The €26 million of the guarantees as at 31 December 2005 relates to bank guarantees issued locally by companies within the operations of the discontinued logistics business.

Commitments relating to capital expenditures amount to €7 million over the next two years and relate to additional warehousing to support new business and improvements to existing warehousing premises. €3 million is short term in nature.

2005 Annual Report and Form 20-F	53

Back to Contents

54	2005 Annual Report and Form 20-F

Back to Contents

Chapter 6

REPORT

OF THE

SUPERVISORY

BOARD

2005 Annual Report and Form 20-F	55

Back to Contents

Chapter 6	Report of the Supervisory Board

Composition Supervisory Board
The composition of the Supervisory Board was subject to the following changes in 2005: Mr. Levy and Mrs. Kampoeri Monnas were appointed by the general meeting of shareholders on 7 April 2005 as new members of the Supervisory Board. Mr. Hommen was reappointed for another four year term.

After the closure of the 2005 annual general meeting of shareholders, Mr. Tabaksblat retired as chairman and member of the Supervisory Board. Mr. Tabaksblat had been chairman of the Supervisory Board since 2001 and a member since 1998. The Supervisory Board is greatly indebted to Mr. Tabaksblat for his leadership in the Supervisory Board and major contributions to TNT. Mr. Hommen was elected by the Supervisory Board as new chairman.

At the time of our annual general meeting of shareholders on 20 April 2006 the terms of Mr. Cochrane and Mr. Stomberg will expire; both are available for reappointment and have the support of the central works council.

Composition committees
The following changes in the composition of the committees were agreed by the Supervisory Board in May 2005. Mr. Hommen resigned as chairman and member of the audit committee and joined the nominations committee as chairman and the public affairs committee as a member. Mr. Halberstadt resigned from the remuneration committee and joined the audit committee as member. Mr. Halberstadt was elected chairman of the public affairs committee. Mr. Abrahamsen was elected chairman of the audit committee. Mr. Kok resigned from the nominations committee and joined the remuneration committee as a member. Mrs. Monnas joined as member of the public affairs committee and remuneration committee. Mr. Levy joined the audit committee as a member. For an overview of the current composition of the committees, see page 65.

Induction
The new members of the Supervisory Board, Mrs. Monnas and Mr. Levy, attended a full-day induction programme. Senior management took the new members through the strategic, financial, legal and reporting affairs of TNT. Several members of the Supervisory Board visited operational sites during 2005.

Meetings of the Supervisory Board
In 2005 the Supervisory Board held eight meetings with the Board of Management and eight meetings with the CEO only, most of which were held on the evening preceding the regular meetings. The Supervisory Board held three private sessions with no members of the Board of Management present. These sessions were held just before or after the regular Supervisory Board meetings. The chairman had frequent meetings with the CEO, and from time to time with other members of the Board of Management, in between the Supervisory Board meetings.

The Supervisory Board also held one meeting by telephone conference. Most meetings were attended by the full Supervisory Board; there was no frequent absence of any of the members of the Supervisory Board.

In February 2005, the Supervisory Board discussed our 2004 financial statements and approved the 2004 full year dividend. The Supervisory Board discussed compliance with the best practice provisions of the Dutch corporate governance code, in particular severance arrangements of the members of the Board of Management. The Supervisory Board adopted amendments to the by-laws of the Supervisory Board with respect to the appointment of Supervisory Board members, which followed from the amendments to the large company regime, which entered into force on 1 October 2004.

In the presence of our external auditors, PricewaterhouseCoopers, the Supervisory Board discussed in February 2005 the result of the assessment by the Board of Management of the structure and operation of our internal risk management and control systems pursuant to best practice provision III.1.8 of the Dutch corporate governance code. In the same meeting the Supervisory Board approved our first corporate social responsibility report. Also approved were the proposed amendments to our articles of association, among which the change of the statutory name from TPG N.V. to TNT N.V., subject to approval by the general meeting of shareholders held in April 2005.

In May 2005, the Supervisory Board discussed the 2005 first quarter results; in July 2005 the 2005 half-year results were discussed. The Supervisory Board also approved the divestiture of the majority of the French logistics business in July 2005; in October 2005 the 2005 third quarter results were discussed. In December 2005 the Supervisory Board discussed the 2006 annual operating plan with the Board of Management. The Supervisory Board also reviewed the human resource strategy as well as the company’s management development programme and succession planning.

In September 2005, the Supervisory Board accepted the resignation of Mr. Haars as the CFO as of 31 March 2006, and approved his severance arrangement. In December 2005, the Supervisory Board announced the intended appointment of Mr. Van Dalen as his successor. As from 1 April 2006, Mr. Van Dalen will assume his responsibilities as acting CFO. On 20 April 2006 the Supervisory Board will inform the general meeting of shareholders about the intended appointment.

During the year the Supervisory Board discussed various investment opportunities in the express division. The Supervisory Board approved the lease of two Boeing 747 aircraft for the China-Europe route and the acquisitions of TG+ in Spain and Hoau in China, as well as the strategic partnerships with Japan Post and Cosco Group.

Following a meeting with the Supervisory Board in October 2004, the Board of Management executed a thorough review of the strategy of the company. The Supervisory Board allocated considerable time in its meetings in March, April, May, June, July, October, November and December 2005 to discuss the outcomes of the strategic review and to analyse various strategic scenarios and options. The review and

56	2005 Annual Report and Form 20-F

Back to Contents

Report of the Supervisory Board	Chapter 6

subsequent discussions between the Board of Management and the Supervisory Board led to a refined strategy, approved by the Supervisory Board in December 2005, which was announced on 6 December 2005. The refined strategy encompassed focus on the core competency of providing delivery services by managing transport networks like mail, express and freight management, the intended divestment of the logistics business and a more optimal capital structure.

In its December 2005 meeting, the Supervisory Board evaluated its own performance, working methods, and procedures as well as those of its committees. Also the profile, composition and competence of the Supervisory Board were reviewed. The Supervisory Board reviewed the performance of the Board of Management and its individual members. In his absence, the performance of the CEO was discussed.

Meetings of the committees
In 2005, the audit committee met 10 times and held one meeting by telephone conference. All meetings were attended by the CEO, CFO, internal auditor and external auditor. On a quarterly basis the audit committee held individual private conversations with the CEO, CFO, internal auditor and external auditor. The audit committee discussed our 2004 annual results and the 2005 first quarter, half-year and third quarter results with our external auditor PricewaterhouseCoopers. It also reviewed press releases and analyst presentations related thereto. The audit committee also reviewed compliance with our auditor independence policy and reviewed the reports by our internal auditors. In addition, it reviewed our internal control mechanisms and risk management processes and was regularly updated about the progress of implementation of the requirements under Section 404 of the Sarbanes-Oxley Act. Regular updates were given on integrity matters. The results of an internal survey about the functioning of our external auditors were reviewed and the audit fee proposal for 2005 was approved.

In the first half of the year, the audit committee devoted considerable time to discuss our tax risk profile and was updated on a regular basis about the status of the implementation of the remedial actions announced in March 2004, such as a review of the tax, finance and legal functions. As previously disclosed, we have been preparing an addendum to the report, submitted in August 2004, to the UK Inland Revenue, covering other UK tax matters not addressed in the original report and separately investigating the tax position of certain non-UK subsidiaries. As announced in September 2005, the investigations revealed the likelihood of illegal acts relating to certain past tax matters. On behalf of the Supervisory Board, the audit committee took responsibility for overseeing these investigations and retained an independent law firm to assist in conducting a full, independent investigation and appointed Mr. Kooijman and Mr. Van der Kinderen to lead the work on their behalf. Since then, various meetings were convened to discuss the progress and conclusions of these investigations.

The audit committee and Supervisory Board have received the report of the audit committee’s independent counsel, with respect to its investigation into whether illegal acts occurred at TNT, and the responsibility for such acts, in connection with certain past tax matters. The investigation determined that some illegal acts had taken place. The investigation further concluded that the integrity of present and past members of the Board of Management and current senior staff, reporting to the Board of Management, is not in doubt.

The independent counsel, the audit committee and the Supervisory Board discussed several remedial recommendations of independent counsel, including strengthening of controls and procedures and financial and tax staffing. The CEO was briefed by the chairman of the Supervisory Board and the chairman of the audit committee, as well as subsequently by independent counsel on the results of the investigation, including staffing assessments and the remedial recommendations. TNT’s external auditor, PricewaterhouseCoopers Accountants N.V., has also been briefed on the investigation in detail by the independent counsel. PricewaterhouseCoopers subsequently discussed those results with the audit committee and Supervisory Board and supports the remedial actions. The Board of Management endorses the remedial actions and has committed to swiftly implement them.

In 2005, the remuneration committee held five meetings including two meetings held by telephone conference. The remuneration committee discussed amendments to the remuneration policy for the Board of Management. Mission-related targets were added to the short term incentive scheme and option grants were replaced by performance share grants in the long term incentive scheme. Both proposals were endorsed by the Supervisory Board and adopted by the annual general meeting of shareholders held on 7 April 2005. Additional matters dealt with were, among others:

•	the proposed redesign of the pension provisions for the Dutch members of the Board of Management,
•	the severance arrangement of Mr. Haars,
•	the employment contract with Mr. Van Dalen, and
•	compliance with the Dutch corporate governance code.

The nominations committee held two meetings in 2005. In February 2005, the committee discussed the succession of Mr. Tabaksblat as chairman of the Supervisory Board; in October 2005, the Supervisory Board profile, composition of the Supervisory Board and potential candidates for the successor of the CFO, Mr. Haars, were discussed. A search for a new member of the Supervisory Board with experience in Asia was initiated at the end of 2005.

The public affairs committee met four times in 2005. The committee reviewed and discussed stakeholder analysis in relation to various strategic scenarios. Also the company’s corporate sustainability strategy, postal regulatory developments and the status of European postal liberalisation were discussed.

2005 Annual Report and Form 20-F	57

Back to Contents

Chapter 6	Report of the Supervisory Board

Each committee reported its findings and conclusions on a regular basis, both verbally and in writing, to the full Supervisory Board.

Data as mentioned in article 142 (3), book 2 of the Dutch Civil Code can be found in the enclosed agenda for the annual general meeting of shareholders to be held on 20 April 2006. In addition, each Supervisory Board member’s year of birth, current and former positions, number of shares held and other supervisory board memberships are presented in chapter 7. Also listed are the date and term of first appointment, current term of office and memberships of Supervisory Board committees.

Independence of members of the Supervisory Board
The Supervisory Board confirms that all members of the Supervisory Board are independent in the sense of best practice provision III.2.2 of the Dutch corporate governance code. This means that none of the members of the Supervisory Board (or any partner or close relative):

•	has been an employee or member of the Board of Management of our company in the five years prior to appointment,
•	receives personal financial compensation from our company or an associated company other than the compensation received as member of the Supervisory Board,
•	has had an important business relationship with our company or a company associated with it, in the year prior to the appointment,
•	is a member of the management board of a company in which a member of the Board of Management is a member of the supervisory board,
•	holds at least 10% of the shares in our company,
•	is a member of the management board or supervisory board of a legal entity that holds at least 10% of our shares, or
•	has temporarily managed our company during the previous 12 months.

Compliance The Supervisory Board confirms that there were no decisions in 2005 by the Supervisory Board not to comply with its by-laws.

Remuneration policy
For the remuneration policy for members of the Board of Management see chapter 9; for the remuneration of members of the Board of Management and the Supervisory Board over 2005, see note 19 to the consolidated financial statements.

Financial statements
This annual report and the 2005 consolidated financial statements, audited by PricewaterhouseCoopers Accountants N.V., were presented to the Supervisory Board in its meeting of 24 February 2006 in the presence of the Board of Management and the external auditor. PricewaterhouseCoopers’ report can be found on page 111.

The Supervisory Board recommends that the general meeting of shareholders adopts the 2005 consolidated financial statements of TNT. The annual general meeting of shareholders will be asked to release the members of the Board of Management from liability for the exercise of the management of the company’s affairs and management. The appropriation of profit approved by the Supervisory Board can be found on page 184.

Subject to adoption of the financial statements, a final dividend of €0.41 per ordinary share of €0.48 nominal value will be paid in respect of the 2005 financial year. An interim dividend of €0.22 has already been paid in 2005, so the total dividend per ordinary share in respect of 2005 will be €0.63.

Finally, the Supervisory Board wishes to thank the Board of Management and all employees of TNT for their contributions in 2005.

Supervisory Board
Amsterdam, 24 February 2006

58	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	59

Back to Contents

Chapter 7

CORPORATE

GOVERNANCE

60	2005 Annual Report and Form 20-F

Back to Contents

Corporate governance	Chapter 7

BOARD OF MANAGEMENT

Our company is managed by a Board of Management, which is responsible for the management of our company, our overall results, as well as our company’s mission, vision and strategy. At present, our Board of Management consists of five members: a chief executive officer, a chief financial officer and three group managing directors. The management from each of our divisions is responsible for the day-to-day business decisions in conjunction with the divisional management boards and for the development and execution of business strategy of that division within the framework set by our corporate strategy.

Our Board of Management is firmly committed to managing our company in a structured and transparent fashion. Our aim is to provide stakeholders with a clear view on corporate decisions and decision-making processes. We have a divisional structure across countries and regions, except for China where we currently operate as one unit. Value-based management provides us with an additional framework for forward-looking management of the company based on objective criteria.

Our reporting structure is in line with the management supervision of distinct business activities, and our corporate legal structure has largely been brought in line with our reporting structure. Responsibility for implementing and ensuring the continued effectiveness of business controls lies with management. The success of these business controls is measured by management review, management self-assessment and internal audits conducted by our corporate audit services department. Management of designated business activities and corporate audit services report on the strength of financial processes and internal controls to the Board of Management and the audit committee of the Supervisory Board.

The Board of Management performs its activities under the supervision of the Supervisory Board. In performing its duties, the Board of Management acts in accordance with the interests of our company and the business connected with it and, to that end, is required to consider all appropriate interests associated with our company. The Board of Management must in due time provide the Supervisory Board with all information necessary for the proper performance of its duties. In addition, the Board of Management is required to provide the necessary means, allowing the Supervisory Board and its individual members to obtain all information which is necessary for them to be able to function as a supervisory body of our company. In its communication with the Supervisory Board the Board of Management supports full transparency.

Our Board of Management is responsible for complying with all relevant legislation and regulations, for managing the risks associated with our company’s activities, for our financing and external communication. Our Board of Management is required to report related developments to, and discusses the internal risk management and control systems with our Supervisory Board and its audit committee.

Representative authority, including with respect to the signing of documents, is vested in at least two members of the Board of Management acting jointly, as well as any other officers of our company as our Board of Management may appoint, subject to any restrictions imposed. The chief executive officer may exercise representative authority and sign documents in his individual capacity.

In the event of a conflict between our company and a member of our Board of Management, the company will be represented by another member of our Board of Management or a member of our Supervisory Board appointed by our Supervisory Board for this purpose.

Members of the Board of Management are appointed and can be suspended or dismissed by the Supervisory Board. Share ownership is not required to qualify as a member of the Board of Management.

Our Board of Management has formed two committees to aid compliance with applicable corporate governance requirements: the disclosure committee and the ethics committee.

The disclosure committee assists our Board of Management to ensure that our disclosures in all filed reports are accurate, complete, timely, understandable and that they fairly present the condition of the company in all material respects. The terms of reference of the disclosure committee can be viewed on our website, but do not form part of this report.

The ethics committee is to ensure full compliance with our TNT Business Principles, our whistleblower policy and procedure, our fraud prevention procedure and other internal procedures. The ethics committee reports on a monthly basis to our Board of Management, on a quarterly basis to the audit committee and to the chairman of the Supervisory Board when required or requested. The terms of reference of the ethics committee can be viewed on our website, but do not form part of this report.

REMUNERATION
For detailed information concerning the remuneration of our Board of Management, see the remuneration report in chapter 9. The remuneration report, which includes the remuneration policy for our Board of Management, can also be viewed on our website. The information on this website does not form part of this annual report. The remuneration policy was initially adopted by the annual general meeting of shareholders on 7 April 2004. At the annual general meeting of shareholders, which took place on 7 April 2005, the following proposals to change certain aspects of the remuneration policy were adopted:

•	the introduction of non-financial performance measures for our short term incentive plan to support sustainable performance and to ensure that we are accountable for our role in society, and

2005 Annual Report and Form 20-F	61

Back to Contents

Chapter 7	Corporate governance

•	the conversion from granting options to performance shares to better align the reward of the members of the Board of Management with the creation of shareholder value and to strengthen the commitment of executives to the company and its objectives.

Our Supervisory Board has adopted a policy concerning the ownership of and transactions in securities other than our securities by members of the Board of Management and the Supervisory Board. This policy is incorporated in the by-laws of the Board of Management and the by-laws of the

Supervisory Board and requires that each member of the Board of Management and Supervisory Board gives periodic notice, at least quarterly, to our central officer of any changes in his or her holding of securities in Dutch listed companies. A member of the Board of Management or the Supervisory Board who invests exclusively in listed investment funds or who has transferred the discretionary management of his or her securities portfolio to an independent third party by means of a written mandate is exempted from compliance with these internal notification requirements.

BOARD OF MANAGEMENT
M.P. Bakker (1961)
CEO
Peter Bakker has been chief executive officer (CEO) since 1 November 2001, on which date he succeeded Ad Scheepbouwer. He joined Royal TPG Post (then called PTT Post) in 1991 and was appointed financial director of its parcels business unit in 1993. He was appointed financial control director of TPG Post in 1996 and became a member of the Board of Management of TPG Post in 1997. Since the demerger of TPG N.V. from Koninklijke PTT Nederland N.V. until his appointment as CEO, he was chief financial officer and a member of the TPG Board of Management. Before joining TPG Post, Mr. Bakker worked for TS Seeds Holdings. Shares owned: 18,565.

J.G. Haars (1951)
CFO
Jan Haars has been chief financial officer (CFO) and a member of the Board of Management since 1 August 2002. Mr. Haars succeeded Mr. Bakker, who was appointed chief executive officer of TPG from 1 November 2001. Before joining the company, Mr. Haars worked for ABN AMRO Bank N.V., Thyssen Bornemisza Group, Royal Boskalis Westminster N.V., Rabobank Nederland and most recently he worked for Unilever N.V., as worldwide group treasurer.

On 19 September 2005, TNT announced that the company and Mr. Haars had amicably agreed upon his resignation as statutory director and CFO. Mr. Haars will resign as per 31 March 2006.
Shares owned: 15,784.

H.M. Koorstra (1951)
Group managing director mail

Harry Koorstra has been group managing director mail and a member of the Board of Management since 1 July 2000. He joined TPG Post in 1991 as managing director of its then Media Service business unit and became a member of its Board of Management in 1997. Before joining the company, Mr. Koorstra worked for 15 years at the Netherlands’ largest publisher, VNU N.V., most recently as general director of its Admedia/VNU Magazine Group.
Shares owned: 15,924

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

Mr. Kulik will resign as member of our Board of Management upon the sale of logistics.
Shares owned: 11,059.

M.C. Lombard (1958)
Group managing director express
Marie-Christine Lombard has been group managing director express and a member of the Board of Management since 1 January 2004. She joined Jet Services in France in 1993. Upon our acquisition of Jet Services in 1999, Mrs. Lombard joined TPG as the managing director of the domestic express business and from March 2001 until 1 January 2004 was managing director of our international express business in France.
Shares owned: 4,597.

The business address of all members of the Board of Management is TNT N.V., Neptunusstraat 41-63, Hoofddorp, 2132 JA, the Netherlands.

62	2005 Annual Report and Form 20-F

Back to Contents

Corporate governance	Chapter 7

Mr. Bakker is a member of the advisory board of ABN AMRO Bank N.V. and a member of the board of Foundation Moving the World. Mr. Koorstra is a member of the supervisory board of Hermans Holding B.V. He is also member of the executive committee and general board of the Confederation of Netherlands Industry and Employers (VNO NCW). Mr. Kulik is a member of the business advisory board of the University of North Florida (part of the university system owned and operated by the State of Florida).

The members of our Board of Management have no board positions other than those reflected above.

On 6 December 2005 we announced the intended sale of logistics. Mr. Kulik will resign as member of the Board of Management upon the sale of logistics.

On 16 December 2005 we announced the intended appointment by the Supervisory Board of Mr. H. van Dalen (1952) as CFO and member of our Board of Management. Mr. Van Dalen is currently a member of the managing board and CFO of Royal DSM N.V. Mr. Van Dalen will assume the position of acting CFO as of 1 April 2006 until the annual general meeting of shareholders to be held on 20 April 2006 has been informed of the intended appointment.

The total number of ordinary shares held by members of the Board of Management is 65,929, amounting to approximately 0.01% of the outstanding share capital.

SUPERVISORY BOARD

The Supervisory Board is charged with supervising the policies of the Board of Management and the general course of affairs of the company and the business connected with it, as well as assisting the Board of Management by providing advice. The Supervisory Board evaluates the main organisational structure and the control mechanisms established under the management of the Board of Management. The responsibility for proper performance of its duties is vested in the Supervisory Board as a whole. Members of the Supervisory Board may adopt positions different from those of the Board of Management.

In performing its duties the Supervisory Board is charged with acting in accordance with the interests of our company, its affiliated businesses, and shall take into account the relevant interest of the company’s stakeholders, and, to that end, considering all appropriate interests associated with the company. Members of the Supervisory Board perform their duties without mandate and independent of any particular interest in the business of the company. They should not support one interest without regard to the other interests involved. Our Supervisory Board is responsible for the quality of its own performance.

EXPERTISE AND COMPOSITION OF THE SUPERVISORY BOARD
The Supervisory Board consists of a minimum of seven and a maximum of 12 members. At present, our Supervisory Board has nine members. Share ownership is not required to qualify as a member of the Supervisory Board.

The Supervisory Board has prepared a profile of its size and composition, taking account of the nature of our business and activities and the desired expertise and background of the members of the Supervisory Board. The Supervisory Board evaluates the profile annually and discusses the profile with the general meeting of shareholders and our central works council upon adoption and when any amendments to the profile are made.

According to the by-laws and the profile of the Supervisory Board, a person may be appointed to the Supervisory Board for a maximum of three terms of four years. Our articles of association and the by-laws of the Supervisory Board also provide that members of the Supervisory Board shall retire periodically in accordance with a rotation plan drawn up by the Supervisory Board in order to avoid, as far as possible, a situation in which many reappointments occur simultaneously. The rotation plan can be viewed on our website.

In accordance with the Dutch corporate governance code, it is the intention of the Supervisory Board that its members will not hold more than five memberships in supervisory boards of Dutch listed companies (including our company). In this respect, a chairmanship counts twice. Each member of our Supervisory Board holding more than five such board memberships has committed himself to reduce his number of board memberships to a maximum of five in due course. No new member of our Supervisory Board who holds more than five such board memberships will be appointed.

The Supervisory Board and Mr. Hommen acknowledged that the election of Mr. Hommen as chairman in April 2005 was not fully in compliance with the Dutch corporate governance code as his total supervisory board memberships number amounted to six. However the Supervisory Board felt that this election was caused by unforeseen circumstances and was pleased that Mr. Hommen accepted the important position. Mr. Hommen will resolve this non-compliance.

There is an agreed procedure for members of the Supervisory Board to take independent professional advice at the company’s expense, if so required.

For a description of our Supervisory Board’s activities in 2005, see the report of the Supervisory Board in chapter 6.

The by-laws of the Supervisory Board can be viewed on our website, together with other information with respect to each member of our Supervisory Board.

2005 Annual Report and Form 20-F	63

Back to Contents

Chapter 7	Corporate governance

CHAIRMAN AND CORPORATE SECRETARY
The chairman of our Supervisory Board determines the agenda and presides over meetings of our Supervisory Board. The chairman is responsible for the proper functioning of our Supervisory Board and its committees. Furthermore, the chairman arranges for the induction and training programme for the members of our Supervisory Board and initiates the evaluation of the performance of the members of our Supervisory Board and our Board of Management.

The chairman of our Supervisory Board may not be a former member of our Board of Management.

Our Supervisory Board is assisted by our corporate secretary. All members of the Supervisory Board have access to the advice and services of the corporate secretary, who is responsible for ensuring that Supervisory Board procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations under the articles of association. The corporate secretary is appointed and dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained. The corporate secretary is being assisted by a deputy corporate secretary.

For TNT, the corporate secretary has been appointed as secretary to the Board of Management and the Supervisory Board and as central officer for the purpose of the TNT Rules concerning Inside Information.

COMMITTEES OF THE SUPERVISORY BOARD
The Supervisory Board has formed an audit committee, a remuneration committee, a nominations committee and a public affairs committee from among its members. The committees operate pursuant to terms of reference established by the Supervisory Board according to the rules and regulations of the Dutch corporate governance code. The terms of reference of these committees can be viewed on our website.

Audit committee
The audit committee annually reviews and reassesses the adequacy of its terms of reference as established by the Supervisory Board. The audit committee is charged with assisting the Supervisory Board in advising on and monitoring, inter alia, the integrity of our financial statements, our financing and finance related strategies and tax planning. The audit committee has the authority to retain independent advisors as it deems appropriate, and the company provides funding for advisors employed by the audit committee.

The audit committee’s terms of reference require it to consist of at least three members. All members of the audit committee must be members of the Supervisory Board who are determined by the Supervisory Board to be independent within the meaning of its by-laws and the applicable corporate governance rules as discussed below. A member of the audit committee may not simultaneously serve on the audit committees of more than two other companies unless the Supervisory Board determines that this simultaneous service would not impair the ability of such member to serve effectively on the audit committee.

The audit committee and the remuneration committee may not consist of the same members.

Each member of the audit committee must be financially literate and at least one member of the audit committee must have accounting or related financial management expertise. At least one member of the audit committee must be a financial expert as defined by the SEC. The Supervisory Board has determined that Mr. Abrahamsen qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F.

Remuneration committee
The remuneration committee was appointed by the Supervisory Board to propose a remuneration policy for members of the Board of Management and to propose the remuneration of the individual members of the Board of Management, both for adoption by the Supervisory Board, and to draft a proposal for the remuneration of the individual members of the Supervisory Board for adoption by the general meeting of shareholders. Furthermore, the remuneration committee prepares the allocation of management options and rights to shares in the company’s capital to other senior management of the company by the Supervisory Board.

Nominations committee
The nominations committee is appointed by the Supervisory Board to draw up selection criteria and appointment procedures for members of the Supervisory Board and members of the Board of Management, to set up procedures to secure adequate succession of members of the Board of Management and the assessment of such candidates and to make proposals for nominations, appointments and reappointments.

Public affairs committee
The public affairs committee is appointed by the Supervisory Board to act as a sounding board and advisory committee for the Board of Management and the public affairs department in formulating and developing our public affairs policy, in particular for our mail division and for the implementation and tactical elaboration of its policy. The public affairs committee monitors the effectiveness of our public affairs policy and the implementation thereof by our public affairs department.

64	2005 Annual Report and Form 20-F

Back to Contents

Corporate governance	Chapter 7

ADDITIONAL SUPERVISORY BOARD INFORMATION

	Nationality	Appointed	Term expires	Committee membership

J.H.M. Hommen	Dutch	June 1998	2009	Nominations, Public Affairs

R.J.N. Abrahamsen	Dutch	May 2000	2008	Audit, Nominations

J.M.T. Cochrane	British	June 1998	2006	Remuneration

R. Dahan	Dutch	April 2003	2007	Audit

V. Halberstadt	Dutch	June 1998	2007	Audit, Nominations, Public Affairs

W. Kok	Dutch	April 2003	2007	Remuneration, Public Affairs

S. Levy	French	April 2005	2009	Audit

G. Monnas	Greek	April 2005	2009	Remuneration, Public Affairs

R.W.H. Stomberg	German	June 1998	2006	Remuneration, Nominations

SUPERVISORY BOARD
J.H.M. Hommen (1943)
Mr. Hommen is chairman of the Supervisory Board. Mr. Hommen was appointed as a member of the Supervisory Board by the Minister of Transport, Public Works and Water Management on 28 June 1998. He was reappointed for a period of four years by the Minister of Transport, Public Works and Water Management in 2001. He was again reappointed for another four years by the general meeting of shareholders on 7 April 2005. His term expires in 2009. Mr. Hommen was formerly vice-chairman of the board of management and chief financial officer of Royal Philips Electronics N.V. and executive vice-president and chief financial officer of the Aluminum Company of America (Alcoa). He is a member of the supervisory boards of Royal Ahold N.V. and ING Group N.V., chairman of the supervisory boards of Reed Elsevier, Tias Business School, the Academisch Ziekenhuis Maastricht and chairman of the board of directors of MedQuist, USA.
Shares owned: 0.

R.J.N. Abrahamsen (1938)
Mr. Abrahamsen was appointed as a member of the Supervisory Board by the Minister of Transport, Public Works and Water Management on 9 May 2000. He was reappointed for four years after the annual general meeting of shareholders held in 2004. His term expires in 2008. Mr. Abrahamsen is chairman of the supervisory boards of Optimix Vermogensbeheer N.V. and Trans Link Systems. Mr. Abrahamsen is member of the supervisory boards of Fluor Daniel B.V., PON Holdings B.V., Havenbedrijf Rotterdam B.V., ANP, Madurodam B.V., Royal BAM Group and Vitens N.V. He is a former member of the management board and chief financial officer of KLM Royal Dutch Airlines N.V. and senior executive vice-president of ABN AMRO Bank N.V.
Shares owned: 0.

J.M.T. Cochrane (1944)
Mr. Cochrane has been vice-chairman of the Supervisory Board since 2 November 2001. He was appointed as a member of the Supervisory Board on 28 June 1998. He was reappointed for four years after the annual general meeting of shareholders held in 2002. His term expires in 2006. Mr. Cochrane will be nominated for reappointment in the annual general meeting of shareholders to be held on 20 April 2006. Mr. Cochrane is chairman of Avidex Ltd. and chairman of SW London Strategic Health Authority. He is a former director of Glaxo Wellcome plc, responsible for international operations, and a former executive director of Glaxo Wellcome.
Shares owned: 0.

R. Dahan (1941)
Mr. Dahan was appointed as a member of the Supervisory Board on 1 April 2003. His term expires in 2007. Mr. Dahan is chairman of the supervisory board of Royal Ahold N.V., a member of the supervisory boards of VNU N.V. and AEGON N.V., a member of the International Advisory Board of the Instituto de Empresa Business School in Madrid and a member of the Advisory Board of the Guggenheim Group in New York. He was formerly executive vice-president and Director of Exxon Mobil Corporation and held various positions with its subsidiaries.
Shares owned: 0.

V. Halberstadt (1939)
Mr. Halberstadt was appointed as a member of the Supervisory Board on 28 June 1998 and reappointed in 1999 and in 2003. His term expires in 2007. Mr. Halberstadt is professor of public finance at Leiden University, international advisor of Goldman Sachs Group Inc., non-executive director of PA Holdings Ltd and a non-executive director of RHJ International. Furthermore, he is a member of the supervisory boards of Royal KPN N.V. and Concertgebouw N.V. Mr. Halberstadt previously served amongst others as president of the International Institute of Public Finance, Crown-member of the Social and Economic Council and chairman of the Daimler Chrysler international advisory board.
Shares owned: 0.

2005 Annual Report and Form 20-F	65

Back to Contents

Chapter 7	Corporate governance

W. Kok (1938)
Mr. Kok was appointed as a member of the Supervisory Board on 1 April 2003. His term expires in 2007. Mr. Kok is member of the supervisory boards of Royal Dutch Shell plc., ING Group N.V. and KLM Royal Dutch Airlines N.V. Mr. Kok was formerly Prime Minister of the Netherlands, Minister of Finance, member of parliament, chairman of the Confederation of Dutch Trade Unions and the European Trade Union Confederation.
Shares owned: 0.

S. Levy (1947)
Mr. Levy was appointed as a member of the Supervisory Board on 7 April 2005. His term expires in 2009. Mr. Levy is a member of the supervisory boards of Nissan, Renault Finance, Renault Spain, Safran, Segula Technologies and Aegon N.V. Formerly Mr. Levy was executive vice-president and chief financial officer of Renault Group.
Shares owned: 0.

G. Monnas (1955)
Mrs. Monnas was appointed as a member of the Supervisory Board on 7 April 2005. Her term expires in 2009. Formerly she was president of the international division and member of the executive committee of Johann Benckiser GmbH and held various positions at Procter & Gamble in Greece and the United States. Furthermore Mrs. Monnas was urban development consultant for the Greek Ministry of Economic Affairs. Mrs. Monnas has been nominated for appointment as member of the supervisory board of Randstad Holding N.V. in May 2006.
Shares owned: 0.

R.W.H. Stomberg (1940)
Mr. Stomberg was appointed as a member of the Supervisory Board on 28 June 1998. He was reappointed for four years after the annual general meeting of shareholders held in 2002. His term expires in 2006. Mr. Stomberg will be nominated for reappointment in the annual general meeting of shareholders to be held on 20 April 2006. Mr. Stomberg is chairman of Management Consulting Group plc and a non-executive director of Smith & Nephew plc, Reed Elsevier N.V. and Reed Elsevier plc. Mr. Stomberg is also a member of the supervisory board of Deutsche BP AG, chairman of the advisory board of Hoyer GmbH in Hamburg and chairman of the supervisory board of Lanxess AG in Leverkusen. Mr. Stomberg was formerly a managing director of British Petroleum Company plc, the chief executive of BP Oil International, chairman of John Mowlem & Co plc and chairman of Unipoly S.A.
Shares owned: 0.

The business address of all members of the Supervisory Board is TNT N.V., Neptunusstraat 41-63, Hoofddorp, 2132 JA, the Netherlands.

GOVERNANCE AND CONTROL

LARGE COMPANY REGIME
Pursuant to the Enabling Act, we are subject to the full large company regime, which was amended effective as per 1 October 2004. See for more information on the large company regime chapter 14.

In March 2001, the State of the Netherlands expressed the intention to introduce legislation to amend the Enabling Act, with the effect that the large company regime as provided for in articles 152 through 164, book 2 of the Dutch Civil Code would apply to us as it applies to all other large companies. If such legislation is introduced, we may be able to use the full or partial exemption to the large company regime. Such legislation has not been introduced yet.

Under Dutch law, the powers vested in a supervisory board vary, according to whether a company is subject to (i) the full large company regime, (ii) the partially exempt large company regime, or (iii) the fully exempt large company regime. If a company is subject to the full large company regime, the company must have a two-tier management structure, including a supervisory board with broadened powers. The supervisory board has the right to nominate members of the supervisory board for appointment by the general meeting of shareholders. The supervisory board has the power to appoint and dismiss members of the board of management. The decision of the supervisory board to dismiss a member of the board of management can only be taken after the general meeting of shareholders has been consulted on the intended dismissal. Certain resolutions of the board of management are subject to the approval of the supervisory board. If a company is partially exempt from the large company regime, certain of these broadened powers remain vested in the supervisory board. However, shareholders then have the power to appoint and dismiss members of the board of management. If a company is fully exempt from the large company regime, no statutory powers as described in this paragraph are vested in the supervisory board.

DUTCH CORPORATE GOVERNANCE CODE
We fully comply with the Dutch corporate governance code by applying its principles and best practice provisions that are applicable to the Board of Management and the Supervisory Board or by explaining why we deviate therefrom. We fully apply such principles and best practice provisions, with the exception of the following best practice provisions that are not fully applied:

•	provision II.2.7: maximum remuneration in the event of dismissal of members of the Board of Management. See chapter 9, page 81, and
•	provision III.3.4: maximum number of Supervisory Board positions held by members of the Supervisory Board with Dutch listed companies. See chapter 7, page 63.

66	2005 Annual Report and Form 20-F

Back to Contents

Corporate governance	Chapter 7

Each substantial change in the corporate governance structure of the company and in the compliance of the company with the Dutch corporate governance code shall be submitted to the general meeting of shareholders for discussion.

The full text of the Dutch corporate governance code can be viewed on our website, group.tnt.com. The information on our website, however, does not form part of this annual report. In addition to the Dutch corporate governance code we are subject to the New York Stock Exchange corporate governance rules and to the Sarbanes-Oxley Act. We are not subject to any other corporate governance code.

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES
We comply with the corporate governance rules applicable to foreign private issuers listed on the New York Stock Exchange (NYSE), which include, inter alia, the provisions of the Sarbanes-Oxley Act. As a foreign issuer with American Depositary Shares listed on the NYSE, we are allowed to follow our home-country practices with respect to most corporate governance matters instead of those that apply to US domestic issuers provided that we disclose any significant ways in which our corporate governance practices differ from listed domestic US companies under the NYSE listing standards.

Like many Dutch public limited liability companies, we have a two-tier governance standard. As set out in more detail above, our Board of Management is comprised of executive directors under the supervision of our Supervisory Board, which is comprised of non-executive directors. Members of the Board of Management and other officers and employees cannot simultaneously act as members of the Supervisory Board. The Supervisory Board must approve specified decisions of the Board of Management.

Both the Dutch corporate governance code requirements and the NYSE rules require that a majority of the members of a board of directors be independent, but the relevant definitions of independence differ in their details. In some cases, the Dutch requirement is stricter, such as by requiring a longer “look back” period for former executive directors, in others the NYSE is the stricter of the two, such as requiring a “look back” period for personal compensation generally and using a broader conception of what constitutes an affiliate. The NYSE listing standards also require that the external auditor is to be appointed by a company’s audit committee. As discussed below on page 70, in accordance with Dutch law, our external auditor is appointed by the general meeting of shareholders and not by our audit committee, although our audit committee has the sole authority to recommend such appointment, subject to confirmation by our Supervisory Board.

Our audit committee complies with the provisions of the NYSE listing standards applicable to foreign private issuers, and we believe that our variation from the standards applicable to US companies does not adversely affect the independence of our audit committee. In general, we believe that our current corporate governance practices are consistent in principle with the standards required of US companies listed on the NYSE.

THE FOUNDATION PROTECTION TNT AND PREFERENCE SHARES B
Stichting Bescherming TNT (the Foundation Protection TNT) was formed to care for our interests, the enterprises connected with us and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests. The Foundation Protection TNT is an independent legal entity and is not owned or controlled by any other legal person.

Our articles of association provide for protective preference shares B that can be issued to the Foundation Protection TNT. The preference shares B have a nominal value of €0.48 and have the same voting rights as our ordinary shares. There are currently no preference shares B issued, although we have entered into agreements with the Foundation Protection TNT for the placement to or acquisition by the Foundation Protection TNT of preference shares B under certain circumstances. These agreements have been entered into to prevent, delay or complicate attempts at an unsolicited takeover, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. The preference shares B may only be issued to serve these interests.

Under these agreements we have a put option to place a number of our preference shares B, not exceeding our total issued share capital before such issue (or, subject to prior approval by the general meeting of shareholders, such larger number as we may agree with the Foundation Protection TNT) with the Foundation Protection TNT, subject to the Foundation Protection TNT’s ability to pay the purchase price. The Foundation Protection TNT has renewed its credit facility agreements in 2004 to be able to pay the purchase price. In addition, the Foundation Protection TNT has a call option to acquire a number of preference shares B not exceeding the total issued amount of ordinary shares and the special share, minus one and minus any shares already issued to the Foundation Protection TNT.

The exercise price with respect to each of the options is the nominal value of €0.48 per preference share B, although upon exercise only €0.12 per preference share B is required to be paid. The additional €0.36 per preference share B would not be required to be paid by the Foundation Protection TNT until we made a call for payment by resolution of our Board of Management, which resolution would be subject to the approval of the Supervisory Board.

Beginning two years after the date of issuance of any preference shares B to the Foundation Protection TNT for the first time, the Foundation Protection TNT would have the

2005 Annual Report and Form 20-F	67

Back to Contents

Chapter 7	Corporate governance

right to demand that we propose to our general meeting of shareholders that those preference shares B be cancelled and the paid up amount returned to the Foundation Protection TNT. This would occur upon approval of the general meeting of shareholders. The Foundation Protection TNT could make this demand earlier if it had received a demand for the repayment of the funds under the credit arrangement it has arranged in order to make payments on the preference shares B.

The independent members of the board of the Foundation Protection TNT are J. den Hoed (chairman), S.C.J.J. Kortmann, J.H.M. Lindenbergh and R. Pieterse. With the members of the board of the Foundation Protection TNT, we share the view that the Foundation Protection TNT is independent in the sense referred to in Annex X to the General Rules, (Algemeen Reglement) Euronext Amsterdam Stock Market.

The preference shares B are the only anti-takeover measure as described in Annex X to the General Rules, (Algemeen Reglement) Euronext Amsterdam Stock Market. In the event of a takeover attempt which by our Board of Management and the Supervisory Board is not considered to be in the interest of the company, the business connected with it and all appropriate interests associated with the company, we may initiate such actions as we may deem appropriate within the boundaries of Dutch law to preserve the long term interests of the company, the business connected with it and all appropriate interests associated with the company.

CONTROLS AND PROCEDURES
Independent counsel investigation into illegal acts.
We refer to chapter 6, page 57, for the information in respect of the independent counsel investigation into illegal acts and remedial actions to be taken in this respect.

Internal risk management and control systems
Our Board of Management is responsible for our system of internal risk management and controls and for reviewing their operational effectiveness. The internal risk management and control systems are designed to identify significant risks and to assist us in managing the risks that could prevent us from achieving our objectives, but cannot provide absolute assurance against material misstatements, fraud and violations of laws and regulations. Nevertheless, because of their inherent limitations, the control systems described below, as well as those in the two following sections may not prevent or detect all misstatements, inaccuracies, errors, fraud or non-compliance with law and regulations, neither can they provide certainty as to the achievement of our objectives.

Our internal risk management and control systems were designed based on the Committee of Sponsoring Organisations of the Treadway Commission (COSO) internal control framework. These processes encompass measures relating to the general control environment as well as tools for monitoring the control environment (e.g. letters of representation signed by all managing and finance directors of our group entities, divisional and group level employees that report directly to the Board of Management, our internal audit function, and monitoring duties of our divisional audit committees). In addition, there is a system of controls over financial reporting, including amongst others our internal auditors’ review and the review and report of our disclosure committee.

The Board of Management has reviewed, analysed and prioritised the risks to which we are exposed and has reviewed our control environment for the year ended 31 December 2005. The outcome of this review and analysis has been shared with the audit committee and the full Supervisory Board and has been discussed with our external auditors. Our current key risks are summarised in chapter 10.

As disclosed in chapter 6 of our 2004 annual report, in 2004 we became aware that there were some functions where our internal risk management and control systems could be improved. We believe that we are taking adequate steps to strengthen our internal risk management and control systems in these functions. The need to further strengthen controls and procedures and financial and tax staffing was reconfirmed in the investigations of the audit committee. See chapter 6, page 57 for more information.

We are continually reviewing and improving our system of internal control over financial reporting in view of our upcoming obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. We do not imply an assessment of the adequacy and effectiveness of our internal control and risk management processes over financial reporting under Section 404 of the Sarbanes-Oxley Act, as the SEC has indicated that this will only be required for the year ended 31 December 2006. We have taken advantage of the SEC extension for foreign issuers and have used the extra time to further strengthen our control environment.

Over the period covered by this annual report we have not identified any control issues that would be classified as a material weakness. We have, however, identified some significant control deficiencies, which in our view do not have a material impact on our financial results.

The first category of significant control deficiencies relates to our entity-level control framework and US GAAP knowledge in our local business entities. These significant control deficiencies remain although we have made progress in improving our entity-level control framework, which now addresses all of the softer COSO components, and is expected to be finalised and rolled out by 31 March 2006. In addition we continue to strive for improved US GAAP knowledge and expertise throughout the company.

The second category of significant control deficiencies relate to our financial reporting on tax. We have made significant progress in this area in the past year and have implemented several key controls. Specifically, we have implemented mandatory tax questionnaires, a tax risk register and corresponding risk mitigation action plans, and we have

68	2005 Annual Report and Form 20-F

Back to Contents

Corporate governance	Chapter 7

reviewed, adopted and communicated internally our revised taxation strategy and related guidance. For the most important countries in which we operate we have assigned a senior finance staff member with direct responsibility for all taxation matters. Nevertheless, we acknowledge that some of these controls need to be further embedded, especially in our local business entities.

The third category of significant deficiencies relates to our controls within and around the use of electronic template, which directly relate to the creation, monitoring and review of our financial statements. In particular, we currently are implementing controls to mitigate the risk of error resulting from the use of critical spreadsheets.

In late 2005, we commissioned a review by external counsel into our integrity and ethical controls and procedures. A comprehensive report was made, and the Board of Management is implementing its recommendations under the supervision of our audit committee. We created two new positions in 2005: Group Legal Director and General Counsel, and Group Director Integrity and Security. Controls under these two new functions are being refined and documented as part of our work to achieve Section 404 compliance.

Our external auditors are obligated under the standards of the Public Companies Accounting Oversight Board to consider our internal control over financial reporting as a basis for designing their auditing procedures for the purpose of expressing their opinion on our consolidated financial statements. We have discussed our own assessment of our control and risk management framework with our auditors and are in agreement with them on the significant deficiencies to be remediated in 2006.

Disclosure controls and procedures
As of the end of the period covered by this annual report, under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this our chief executive officer and chief financial officer concluded that our disclosure controls and procedures should be strengthened. The remedial actions described above are intended to strengthen our disclosure controls and procedures.

Section II.1.4 of the Dutch corporate governance code taking into account the recommendation of the corporate governance code monitoring committee on the application thereof.
The concept of internal risk management and control systems as used in the Dutch corporate governance code varies significantly from the concepts of “disclosure controls and procedures” and “internal control over financial reporting” under the US Securities Exchange Act of 1934, as amended, and the related SEC rules.

For purpose of compliance with the Dutch corporate governance code taking into account the recommendation of the Dutch corporate governance code monitoring committee, to the best of its knowledge, the Board of Management believes that our internal risk management and control systems provide a reasonable level of assurance that:

•	our financial reporting does not contain material inaccuracies;
•	our risk management and control systems have operated effectively in the year 2005, noted that there are areas where significant deficiencies as described above were identified and adequate remedial actions have been taken in this respect, and
•	there are no indications, considering the attention given to the strengthening of our internal control over financial reporting and disclosure control and procedures in general and specifically in respect to tax-related matters, that our risk management and control systems will not operate properly in the current year.

We refer to the paragraph above “Internal risk management and control systems” for a description of significant control, our planned improvements and cautionary language regarding the inherent limitations in control. In addition, the above statement regarding internal risk management and control systems does not imply an assessment on the adequacy and effectiveness of our internal control over the financial reporting under Section 404 of the Sarbanes-Oxley Act.

CONFLICTS OF INTEREST/RELATED PARTY TRANSACTIONS
The Supervisory Board is responsible for deciding how to resolve conflicts of interest between members of the Board of Management, members of the Supervisory Board and/or the external auditor on the one hand and the company on the other.

A member of the Board of Management or of the Supervisory Board is required to report immediately and provide all relevant information to the chairman of the Supervisory Board and to the other members of the Board of Management (if it concerns a member of that board) about any conflict of interest or potential conflict of interest that may be of material significance to the company and/or to the relevant member, including any conflict concerning the relevant member’s spouse, registered partner or other life companion, foster child or relatives by blood or marriage up to the second degree. If the chairman of the Supervisory Board has a conflict of interest or potential conflict of interest that is of material significance to the company and/or to him, he is required to report this immediately to the vice-chairman of the Supervisory Board and provide all relevant information, including information concerning his spouse, registered partner or other life companion, foster child or relatives by blood or marriage up to the second degree.

A decision to enter into a transaction involving a conflict of interest with a member of the Board of Management or a member of the Supervisory Board that is of material

2005 Annual Report and Form 20-F	69

Back to Contents

Chapter 7	Corporate governance

significance to the company or to the relevant member of the Board of Management or of the Supervisory Board requires the approval of the Supervisory Board.

The by-laws of the Board of Management and the Supervisory Board in addition include a provision that a member of the Board of Management or of the Supervisory Board shall not take part in any discussion or decision making that involves a subject or transaction in relation to which such member has a conflict of interest with the company.

The State of the Netherlands is our largest shareholder, holding approximately 10% of our ordinary shares. In view of the transactions that we may enter into with the State of the Netherlands and any of its instrumentalities, the by-laws of the Board of Management provide that any such transaction shall not be deemed to be of material significance below a threshold of €22.5 million. Transactions with these parties above this threshold require the approval of our Supervisory Board. All transactions between us and the State of the Netherlands and any of its instrumentalities are required to be agreed on terms that are customary in the sector concerned.

BUSINESS PRINCIPLES AND WHISTLEBLOWER POLICY
Our code of ethics, called the TNT Business Principles, including the TNT Whistleblower Policy, is described in chapter 8. The TNT Business Principles, the TNT Whistleblower Policy and the TNT Whistleblower Procedure can be viewed on our website.

AUDITOR

Our external auditor, PricewaterhouseCoopers Accountants N.V., is appointed by our general meeting of shareholders. Our audit committee has the sole authority, subject to confirmation by our Supervisory Board, to recommend to our general meeting of shareholders the appointment or replacement of the external auditor. The audit committee is required to be directly responsible for the compensation and oversight of the work of the external auditor on behalf of the Supervisory Board (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The audit committee is required to pre-approve all auditing and audit related services, and permitted non-audit services (including the fees and terms thereof) to be performed for us by the external auditor.

Conflicts of interest and potential conflicts of interest between the external auditor and the company are resolved in accordance with the terms of reference of the audit committee and in particular the following annexes thereto: the TNT policy on auditor independence and the TNT audit committee audit, audit-related, and non-audit services pre-approval policy, which can both be viewed on our website.

We at times use our external auditor to provide services in cases where these services do not conflict with the external auditor’s independence. To maintain our external auditor’s independence and to comply with applicable law and regulation, the TNT policy on auditor independence governs how and when we may engage our external auditor.

The audit committee grants year-long general pre-approval for certain routine services and specific pre-approval for additional services or budget allocations. Significant non-audit services require a tender process, and certain services are prohibited outright. In its approval determinations, the audit committee considers the applicable regulations and stock exchange rules and whether the external auditor is best suited to perform the services effectively and efficiently. The audit committee also considers the ratio between the total amount of fees for audit and audit related services and the total amount of fees for non-audit services. The audit committee is required to pre-approve all audit and audit related services, and permitted non-audit services (including the fees and terms thereof) to be performed for us by the external auditor and did so for all services in 2005, except for some which in aggregate amount to around 3% of the total amount paid to the external auditor. The audit committee requires a formal written statement from the external auditor describing all relationships between the external auditor and the company. The lead (signing) partner and the concurring (review) partner of the external auditor are rotated after a maximum period of four years.

The audit committee and the Board of Management are required once every three years to conduct a thorough assessment of the functioning of the external auditor within the various entities and in the different capacities in which the external auditor acts. The last assessment was held in 2004. The main conclusions of this assessment are required to be communicated to the general meeting of shareholders.

Internal auditors are required to operate under the responsibility of our Board of Management subject to monitoring of our internal audit function by the Supervisory Board, assisted by the audit committee. The Board of Management is required to ensure that the external auditor and the audit committee will be involved in drawing up the tasks of the internal auditors.

The independent external auditor is required to attend the meetings of the Supervisory Board at which the report of the external auditor with respect to the audit of the financial statements is discussed and at which the approval of the financial statements is determined.

See note 21 to the consolidated financial statements for the fees paid to PricewaterhouseCoopers Accountants N.V. and the distribution of the fees between audit related services and non-audit services.

70	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	71

Back to Contents

Chapter 8

BUSINESS

PRINCIPLES

AND SOCIAL

RESPONSIBILITY

72	2005 Annual Report and Form 20-F

Back to Contents

Business principles and social responsibility	Chapter 8

Below are our revised TNT Business Principles, which we seek to comply with in everything we do, as well as a description of our social responsibility policy and partnership with the United Nations World Food Programme.

TNT BUSINESS PRINCIPLES

We are committed to sound business conduct and we therefore manage our business according to our company standards and these TNT Business Principles.

We also support the principles of the United Nations Global Compact on human rights, employment standards, the environment and anti-corruption.

PRINCIPLES THAT GUIDE OUR COMPANY
Legal and international regulations
We comply with the laws, rules and regulations of the countries in which we conduct business.

Public reporting and communication
Our financial statements, public reporting documents and other public communication provide full, fair, accurate, timely and understandable disclosure of TNT’s position in accordance with relevant laws and generally accepted accounting principles and standards.

We comply with all applicable laws and accounting rules, financial reporting requirements and requirements of the securities exchanges on which TNT is listed.

We maintain open and transparent communication with our customers, employees, shareholders and society, while giving due respect to confidentiality.

Public activities
We do not intervene in party political matters, nor do we make gifts or donations to political parties.

Where it concerns our business, we – as a company – voice opinions on social, environmental, regulatory or other matters that may affect our shareholders, customers, employees and the world.

Safety
We provide all employees with safe and healthy working conditions.

We comply with relevant safety laws and regulations, and deploy policies that prevent, identify and eliminate hazards across our company and operations. Safety representatives and improvement groups exist throughout our company.

We strive to adopt best practices and to exceed legal safety requirements. We continually measure and assess our safety performance.

PRINCIPLES THAT GUIDE OUR PEOPLE
Employees
We seek to attract, develop, reward and retain outstanding individuals who appreciate the value of acting as a team.

We create equal opportunities for all our employees, without regard to age, disability, ethnicity, gender, marital status, race, religion or sexual orientation.

We do not condone unfair treatment of any kind. We treat all people with consideration and respect.

We are committed to the Investor in People standard.

Individual conduct
CONFLICTS OF INTEREST
Employees may not take business opportunities for themselves that belong to TNT. Our employees must report to management any transaction or relationship that could reasonably be expected to give rise to a conflict of interest.

COMPANY ASSETS
Our employees may not use company assets for unauthorised personal benefit. We do not tolerate fraud, theft, loss through recklessness or waste of company assets.

GIFTS AND ENTERTAINMENT
Our employees must avoid improper personal benefits for themselves or family members that result from their association with TNT. Employees may not accept gifts or entertainment that might appear to place them under obligation.

BRIBES
Our employees and agents may not pay or accept bribes to gain or render orders, services or financial or other benefits. Our employees and agents must immediately turn down and report any attempt at or opportunity for bribery.

FACILITATING PAYMENTS
In certain circumstances, small cash sums or small gifts may be appropriate if customary and necessary to expedite or secure the performance of routine governmental action and permitted under applicable laws of the relevant jurisdiction. However, such payments – referred to as facilitating payments – should be avoided whenever possible. Prior to making such payments, there must be consultation with the ethics committee on behalf of the TNT Board of Management. All facilitating payments must be fairly and accurately recorded and accounted for.

2005 Annual Report and Form 20-F	73

Back to Contents

Chapter 8	Business principles and social responsibility

PRINCIPLES THAT GUIDE OUR BUSINESS
Customers
We strive to provide the most reliable and efficient solutions in the transfer of our customers’ goods and documents.

We safeguard property and information entrusted to us by customers and other parties.

Competition
We believe in open and fair competition.

We do not use unethical practices as a means to obtain competitive advantage. We will not use information acquired through illegitimate activity to the detriment of competitors or other parties.

Business associates and agents
The TNT Business Principles guide our decisions to do business or to partner with others. To the fullest extent possible, we require our business associates to observe the TNT Business Principles. We expect our agents – individuals or organisations that legally represent TNT – to comply with the principles.

PRINCIPLES THAT GUIDE OUR RELATIONSHIP WITH OUR WORLD
Social responsibility
To carry out our business, we use resources that impact society and the environment. We support and strive to implement developments that can lead to sustainable environmental and social benefits.

We strive to use finite resources carefully. We incorporate environmental risk management into our decision-making. We review and regularly report on progress in social responsibility.

We invest in society around the world, putting our resources to use in areas related to our business. Our social investment aims to promote the best outcome for our partners, stakeholders and our business.

APPLICATION OF THESE PRINCIPLES
The TNT Business Principles apply to all TNT controlled companies and joint ventures and TNT employees. TNT expects its agents to comply with the TNT Business Principles.

The TNT Board of Management is responsible for adopting, communicating and enforcing the TNT Business Principles. Our internal audit, integrity, risk management and security functions support the board in monitoring compliance.

Any change in the principles or waiver of provisions may be made only by the TNT Board of Management with approval from the TNT Supervisory Board. Such changes will be promptly disclosed at group.tnt.com.

We will not penalise employees for loss of business resulting from adherence to the TNT Business Principles, for pointing out a breach or suspected breach of these principles, or for taking any lawful action with regard to a breach or suspected breach.

All employee decisions must be made with full recognition and in compliance with these TNT Business Principles.

Violation of these principles
Violation of the TNT Business Principles can lead to disciplinary measures, dismissal and, where laws are broken, civil or criminal prosecution.

TNT Whistleblower Policy
We encourage TNT employees to promptly report any breach or suspected breach of any law, regulation, the TNT Business Principles or other company policies and procedures or any other alleged irregularities.

We investigate reports promptly and with strict confidentiality, and we will not retaliate or undertake action against employees for filing a report or assisting another employee in doing so. However, intentionally making a false whistleblower report will lead to disciplinary action.

You can find the TNT Whistleblower Procedure at group.tnt. com.

TNT’S SOCIAL RESPONSIBILITY POLICY

Our social responsibility policy sets forth our aspirations for environmental care and community involvement.

We are a global business that strives to improve our social and environmental impact on communities around the world. We aspire to help people realise their potential and meet the needs of the current generation without producing a poorer world for our children by compromising the ability of future generations to meet their own needs.

We are committed to communicating and building a dialogue with internal and external stakeholders about our challenges and accomplishments in achieving our sustainable development and environmental management goals. Our aim is to be as transparent as possible in social responsibility, while offering comparability to our competitors’ performance. We therefore implement a series of standardised management systems across the group. We also subscribe to the United Nations’ Global Compact, which embraces, supports and enacts a wide range of values in human rights, employment standards and the environment.

74	2005 Annual Report and Form 20-F

Back to Contents

Business principles and social responsibility	Chapter 8

We hold an annual competition to celebrate the best internal initiatives and results in the field of sustainable development and environmental management.

Since 2003, we have been actively involved in the World Economic Forum’s logistics and transport sector corporate citizenship initiative. This initiative is aimed at improving the transparency of the social responsibility performance of logistics and transport companies.

In 2005, we entered the Dow Jones Sustainability Index as leader of the industrial transportation industry.

Until 2007, we are strongly focused on integrating a range of international standards throughout the group. To allow comparison between ourselves and other companies, and to demonstrate our progress, we set annual targets for our social responsibility performance. We made clear progress in 2005, meeting or even exceeding our objective in most areas. For details of individual targets, please refer to our 2005 social responsibility report.

We have learned from our stakeholder dialogues that our environmental performance is a key concern for our stakeholders. We have accordingly developed a new initiative, named “Driving Clean”, which is aimed at beginning to clean up our fleet by purchasing environmentally-friendly vehicles and by researching possibilities for retrofitting our current fleet with soot filters. This programme, for which we are partnering with the United Nations Environmental Programme, will be launched and implemented starting in 2006.

We reflect our progress and future plans in our 2005 social responsibility report. Our social responsibility report has been prepared in accordance with the 2002 Global Reporting Initiative Guidelines. It represents a balanced and reasonable presentation of our organisation’s economic, environmental and social performance. Our 2005 social responsibility report, although not part of this report, can be viewed on our website group.tnt.com.

PARTNERSHIP WITH UNITED NATIONS WORLD FOOD PROGRAMME

In December 2002, the United Nations World Food Programme (WFP) and TNT launched a groundbreaking partnership aimed at a single common goal: fighting world hunger. WFP is the world’s largest humanitarian aid agency. Annually, WFP provides food aid to an average of 90 million people, including 56 million hungry children, in more than 80 countries. As the United Nations logistics arm for humanitarian aid, it coordinates with other United Nations agencies, governments and non-governmental organisations to deliver food to the right place, at the right time.

The partnership with WFP forms the cornerstone of our commitment to the community on a global scale. The dedication and enthusiasm of our employees is helping the WFP take on one of the greatest logistical challenges of all: helping to feed the world.

In June 2005, more than 200,000 TNT and WFP personnel with their friends and families, participated for the second time in “Walk the World”, a sponsored walk encompassing over 90 countries.

Our partnership with WFP consists of three levels of engagement and resulted in the following achievements in 2005:

•	knowledge transfer: applying our knowledge to enhance, for example, the WFP’s supply chain management capabilities, increase its fleet management systems and provide air operations training for its officials. In total we invested €3.6 million in these kind of projects,
•	hands-on support: providing organisational expertise and assistance in order to respond to emergencies more effectively. In 2005 we continued to contribute the response to emergencies like the tsunami and the Pakistan earthquake by offering transport services, warehousing and specialised personnel deployed in direct support of the WFP in the regions. In total four emergency flights were carried out in 2005. Total investment in hands-on support, including the tsunami response efforts which started in 2004, has been over €2 million, and
•	advocacy & awareness: helping raise awareness and funds for WFP. A total of 36 of our employees volunteered to spend three months building kitchens, latrines and classrooms, among other projects, as part of the WFP’s Global School Feeding Campaign. In 2005, our employees raised almost €2.2 million in cash donations for the agency’s school feeding projects. We are also helping the WFP to attract additional funds, new corporate partners and to increase awareness in both the public and private sector. The total amount invested in this category of projects has been €3.6 million.

In 2005, we invested a total of €9.6 million in the partnership with WFP of which €0.5 million has been financed by external parties. A total of €8.1 million came in the form of in-kind services and knowledge transfer projects and €1.5 million as a cash donation to a foundation established by our company to support WFP School Feeding Programmes.

2005 Annual Report and Form 20-F	75

Back to Contents

76	2005 Annual Report and Form 20-F

Back to Contents

Chapter 9

REMUNERATION

REPORT

2005 Annual Report and Form 20-F	77

Back to Contents

Chapter 9	Remuneration report

INTRODUCTION

The remuneration of the members of the Board of Management is the responsibility of the Supervisory Board. The remuneration policy is adopted by the general meeting of shareholders. The remuneration committee is formed by our Supervisory Board to assess and propose the remuneration policy for members of the Board of Management and to prepare the proposal for the remuneration for the individual members of the Board of Management.

The remuneration committee is made up of at least three members of the Supervisory Board and is chaired by the vice-chairman of the Supervisory Board. In 2005 the remuneration committee comprised Mr. J.M.T. Cochrane (chairman), Mrs. G. Monnas, Mr. W. Kok and Mr. R.W.H. Stomberg. None of the members of the remuneration committee is a member of the management board of another Dutch listed company and none of the members of the remuneration committee is member of the audit committee. During 2005, the remuneration committee met five times. The chief executive officer was invited for all meetings except the meeting where his own terms or conditions were discussed. Our corporate human resources department fulfils the role of secretary of the committee.

The remuneration committee used professional advice from the following independent external advisors:

•	Allen & Overy LLP provided legal advice on employment related matters,
•	Towers Perrin and Hewitt Associates advised on remuneration market practice and equity based compensation and provided the valuations used for long-term incentives,
•	Petercam Bank Nederland B.V. advised on our total shareholder return performance compared to our peer group, and
•	Ernst & Young provided tax advice relating to the employment of the US-based member of the Board of Management.

The advisors do not advise the members of the Board of Management on their remuneration.

This report sets out the policies on the remuneration of the members of the Board of Management and the remuneration for the members of the Supervisory Board. For the disclosure of the remuneration paid to individual members of the Board of Management and the Supervisory Board, see note 19 of the consolidated financial statements.

REMUNERATION OF THE SUPERVISORY BOARD

The remuneration of the members of the Supervisory Board is comprised of a base compensation and a variable compensation linked to attendance of the meetings of the committees of the Supervisory Board. The members of the Supervisory Board do not receive any compensation related to performance and/or equity and do not accrue any pension rights with our company. The members of the Supervisory Board do not receive any severance payments in the event of termination.

Supervisory Board		Base fee

	Chairman	60,000
	Member	45,000
Committees		Meeting fee

Audit & Remuneration	Chairman	2,500
	Member	1,500
Nomination & Public Affairs	Chairman	1,500
	Member	1,000

(in €)

REMUNERATION POLICY FOR THE BOARD OF MANAGEMENT

The remuneration policy for the members of the Board of Management set forth below is drawn up by the Supervisory Board and will be submitted to the annual general meeting of shareholders on 20 April 2006 for adoption.

OBJECTIVE OF REMUNERATION
The objective of the remuneration policy is to attract, motivate and retain qualified members of the Board of Management of the highest calibre, with an international mindset and background essential to the successful leadership and effective management of a large global company and to reward them accordingly based on performance. The remuneration structure for the Board of Management is therefore designed to balance short term operational performance with the long term objectives of the company. Total remuneration is benchmarked against the relevant market.

REMUNERATION ELEMENTS AND MARKET ALIGNMENT
The remuneration for members of our Board of Management consists of: a fixed base salary and other periodically paid compensation, a variable compensation and pension arrangements. The variable compensation consists of: a short term incentive component, a share-matching scheme and a long term incentive component. Only the base salary and other periodically paid compensation are fixed; all other components are linked to performance.

78	2005 Annual Report and Form 20-F

Back to Contents

Remuneration report	Chapter 9

Total remuneration is set at the median level for total compensation of the European reference market for executive directors of multinational companies. The European market is defined as the composite market of Belgium, France, Germany, Italy, the Netherlands, Switzerland and the United Kingdom. This reference market reflects companies with comparable revenue, number of employees and international character.

BASE SALARY
The base salary for the members of the Board of Management is set at the median level of the European reference market as set out above. For the base salary of the members of the Board of Management the remuneration level in the country of residence is benchmarked against the average European market. If the remuneration level in the country of residence exceeds the European market, the base salary is based upon the salary in the reference market of the country of residence.

OTHER PERIODICALLY PAID COMPENSATION
Members of the Board of Management benefit from other periodically paid compensation or benefits in kind. A typical example of a benefit in kind is a company car.

VARIABLE COMPENSATION
We consider variable compensation an important part of the remuneration package for the members of the Board of Management. The bonus targets and performance conditions reflect the key drivers for value creation and medium to long term growth in shareholder value. Therefore, approximately half of the total compensation of the members of the Board of Management consists of variable compensation, depending on performance.

The performance challenge for the Board of Management is to achieve sustainable performance on both the short term and the long term.

In addition, the group managing director logistics can receive a special additional reward for achieving a higher than budgeted performance for logistics, which reward could be reviewed considering the intended sale of logistics.

Short term incentive: cash bonus
The short term incentive for the members of the Board of Management consists of the mission related incentive scheme.

Our Supervisory Board agrees and sets the targets for the mission related incentive plan at the beginning of each financial year. The “at target” bonus level entitles a member of the Board of Management to 60% of base salary with an additional 15% available if the “at stretch” bonus level is reached.

The short term incentive scheme for the members of the Board of Management reflects the accountability for our mission by rewarding for both financial and non-financial performance as required for sustainable results. Therefore financial and non-financial targets are set.

The financial targets for the chief executive officer and the chief financial officer are set in terms of earnings from continuing operations. The targets for the group managing directors consist of targeted earnings from continuing operations of the company as a whole and of internal targeted economic profit of the relevant division. Both targets are measured independently and the realisation of these targets can independently lead to bonus payments.

The non-financial targets are related to the elements of our mission that do not directly impact our financial performance in the short term but are crucial to the continued success of our company in the long term. For each member of the Board of Management specific non-financial targets are agreed with the Supervisory Board relating to the following elements of our mission:

•	instilling pride in our people: continuous improvement in engaging our people, which can be measured through employee satisfaction surveys,
•	exceeding customers’ expectations: continued improvements in our relations with customers, which can be measured through customer satisfaction surveys and by assessing the relationship with our customers in person,
•	sharing responsibility for our world: making a difference to our environment, which can be accounted for by our global initiatives as a company such as our involvement with the United Nations World Food Programme on a global scale and local initiatives to improve the direct environment we live in. The Supervisory Board will designate specific projects and initiatives to each member of the Board of Management for which the individual member will be personally responsible.

The “at target” bonus level of 60% of the base salary consists for 80% of reward for achieving financial targets and 20% of reward for achieving non-financial targets. The financial targets (earnings and economic profit) and the non-financial performance are realigned to our refined strategy. The “at target” level for non-financial performance has been lowered from 18% to 12% for all members of the Board of Management. The “at target” level for financial performance for the group managing directors has shifted from 30% to 18% for the earnings target and from 12% to 30% for the economic profit target. This pay-out reflects the focus on the divisional financial performance in 2006.

The bonus based on earnings performance will be calculated using a sliding scale between the “at minimum” target level and the “at stretch” target level. Below the minimum required performance, the bonus for financial performance is zero. The same sliding scale between minimum and stretch is also applicable for divisional economic profit results. The bonus for non-financial performance does not have a sliding scale. The Supervisory Board allocates the non-financial bonus based on the achievement of individual targets of the Board of Management and determines the associated pay-out.

2005 Annual Report and Form 20-F	79

Back to Contents

Chapter 9	Remuneration report

The bonus as percentage of the base salary at different performance levels is set out below:

	Financial targets						Non financial targets
	Earnings target				Economic profit target			Total range

	At minimum	At target	At stretch	At minimum	At target	At stretch	At target

Peter Bakker	38%	48%	63%				12%	0% - 60% - 75%

Jan Haars	38%	48%	63%				12%	0% - 60% - 75%

Harry Koorstra	15%	18%	22%	23%	30%	41%	12%	0% - 60% - 75%

Dave Kulik	15%	18%	22%	23%	30%	41%	12%	0% - 60% - 75%

Marie-Christine Lombard	15%	18%	22%	23%	30%	41%	12%	0% - 60% - 75%

Share-matching Scheme
Any bonus payable under the short term incentive scheme described above will be paid 75% in cash and 25% in our shares at the then current market value with an accompanying right on matching shares. The number of shares involved is calculated by dividing the 25% of the bonus by the share price on the day of grant. The day of grant is the day following the announcement of the first quarter results. If at least 50% of the shares are retained for a period of three years, the company will match the amount of shares on a one-to-one basis. In compliance with the Dutch corporate governance code, the members of the Board of Management may not sell their matching shares before the earlier of five years from the date of grant or the end of the employment, although any sale of shares for the purpose of using the proceeds to pay for the tax relating to the grant of these shares is exempted.

Long term incentive: performance shares
In 2005 we replaced our granting of options by granting shares under the existing performance share scheme. We consider options to be less effective than performance shares in aligning the interest of the Board of Management to the interests of the shareholders. Performance shares more accurately reflect the share price development that creates value for our shareholder.

Under the performance share scheme, members of the Board of Management are awarded rights on our shares. These rights are exercisable after three years. The number of shares to be granted is calculated by dividing the available amount by the share price on the day following the announcement of first quarter results.

The total of shares granted to the members of the Board of Management under the performance share scheme are benchmarked on a yearly basis against market practice using the same reference market as described earlier in this chapter. The vesting of performance shares is conditional on the achievement after three years of a certain total shareholder return compared against two benchmarks, each representing 50% of the performance shares: (a) the AEX index of Euronext Amsterdam N.V. and (b) a peer group of direct competitors (UPS, FedEx and DPWN). Total shareholder return is defined for this purpose as the return to shareholders from investing in shares, in terms of both share price appreciation and dividends, assuming reinvestment of dividends. Under this performance schedule 0%-120% of the base allocation of the performance shares might vest depending on our relative total shareholder return performance during the three financial years starting with the year of grant.

During the vesting period, the total shareholder return data are compiled by the bank Petercam Nederland B.V. based on the information from objective data providers (e.g. Bloomberg) and reported quarterly. After the three-year vesting period, the remuneration committee will advise the Supervisory Board on the vesting of performance shares.

Shares granted to our Board of Management via our equity schemes without financial consideration must be retained for a period of at least five years after grant or until at least the end of employment, if this period is shorter, unless it can be demonstrated to our corporate secretary that their sale is prompted by required tax payments with respect to these shares.

PENSION ARRANGEMENTS
Our pension policy is that pension arrangements should be in line with local practice in the country of residence of the relevant member of the Board of Management. The pension policy for the members of the Board of Management aims at a retirement age between 60 and 65 and a benefit commensurate with benefits for members of the Board of Management of comparable companies in the country of residence. The pension arrangements for all members of the Board of Management include entitlement to a pension in the event of illness or disability and a spouse’s/dependant’s pension on death.

We recognise the developments in the society concerning pensions. We are revising the pension policy for our members of the Board of Management to reflect this and to align the policy more closely to the existing policy for our employees in the Netherlands under the collective labour agreement (CAO).

80	2005 Annual Report and Form 20-F

Back to Contents

Remuneration report	Chapter 9

In 2006, we intend, after consultation with the individual members of the Board of Management, to move the current Dutch members of the Board of Management, as well as any newly appointed members, to a career average pension aimed at retirement at 65. The current Dutch members are Mr. Bakker and Mr. Koorstra. The new member to be appointed to the Board of Management is Mr. Van Dalen as of April 2006.

We also recognise that members of the Board of Management should be able to plan their retirements. If needed, they can contribute additionally to a life time savings account.

TERM OF APPOINTMENT AND EMPLOYMENT CONTRACTS
The members of the Board of Management appointed before September 2003 have been appointed for an indefinite term. New members of the Board of Management are appointed for a period of four years. On expiry of the four-year term, a member of the Board of Management may be reappointed for successive terms of four years per term. In the case of a proposed reappointment the performance of the candidate as a member of the Board of Management is taken into account. The Supervisory Board has agreed with the members of the Board of Management that as of 2004, each year a member of the Board of Management will step down and be eligible for reappointment for a new four-year term according to the following reappointment plan:

	Employed with us since	Term of employment	Year of (re)appointment	Eligible for (re)appointment

Peter Bakker [1]	14 October 1991	Indefinite	2004	2008

Jan Haars	1 August 2002	Indefinite	2002	2005[2]

Harry Koorstra	1 October 1991	Indefinite	2005	2009

Dave Kulik	4 September 2000	Four years	2003	2007[3]

Marie-Christine Lombard	15 December 1999	Four years	2004	2008

1 Peter Bakker was appointed CFO effective 28 June 1998 and CEO effective 1 November 2001.
2 Jan Haars will resign end of March 2006 and Henk van Dalen will be eligible for appointment as CFO.
3 David Kulik will resign upon the sale of logistics.

SEVERANCE
In relation to contracts with members of the Board of Management we set the severance payments at one year of the base salary with a maximum of two years in the first four-year term if one year is considered unreasonable. Contracts entered into prior to 2004 will remain unaltered. For members of the Board of Management who are not residents of the Netherlands, we follow local market practice for that part of the base salary earned in the country of residence.

Termination arrangements for the members of the Board of Management are as follows:

LOANS
We do not grant loans to any member of our Board of Management or Supervisory Board.

The loans in connection with the grant of share options in 1999 offered to the Board of Management to pay the Netherlands tax arising from the grant, are no longer outstanding. As a result, no loans to any member of the Board of Management or to any member of the Supervisory Board remain outstanding.
Severance arrangements
	Notice period	Compensation related to	Other severance arrangements
a change in control[1]

Peter Bakker	Six months	Two years’ compensation	None

Jan Haars	Six months	Two years’ compensation	Two years’ compensation

Harry Koorstra	Six months	Two years’ compensation	None

Dave Kulik	Six months	Two years’ compensation	Local practice for US based salary
+ one year for Dutch based salary

Marie-Christine Lombard	Six months	Two years’ compensation	Local practice for France based salary
+ one year for Dutch based salary

1 Compensation is defined as the base compensation, the average bonus over the last three years and pension contribution.

2005 Annual Report and Form 20-F	81

Back to Contents

82	2005 Annual Report and Form 20-F

Back to Contents

Chapter 10

RISK

FACTORS

2005 Annual Report and Form 20-F	83

Back to Contents

Chapter 10	Risk factors

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical statements and discussions, statements contained in this annual report constitute “forward-looking statements” within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Other documents of TNT filed with or furnished to the SEC, including those incorporated by reference in this annual report, may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf.

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

By their nature, forward-looking statements involve some risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are based on current expectations, estimates, assessments, forecasts, analyses and projections about the industries in which TNT operates, management’s beliefs and assumptions made about future events and activity. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control that may cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements.

Important factors that may cause such differences include, but are not limited to:

•	substitution of alternative methods for delivering information for our mail services,
•	regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of regulatory proceedings,
•	competition in our businesses,
•	decisions of competition authorities regarding proposed joint ventures, acquisitions or divestments,
•	compliance with governmental regulations,
•	general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities, epidemic diseases or natural disasters,
•	loss of a strategic customer,
•	higher costs of or the impossibility to get insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils,
•	the effect of an economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery,
•	our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,
•	fluctuations in fuel costs,
•	our ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures,
•	changes in currency and interest rates in our credit rating and their impact on our financing costs and requirements,
•	changes in our relationship with the State of the Netherlands,
•	disruptions at key sites and facilities,
•	incidents resulting from the transport of hazardous materials,
•	mismatches between our investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,
•	strikes, work stoppages and work slowdowns and increases in employee costs,
•	disruptions in our activities due to employee illness as a result of potential pandemic influenza/avian influenza,
•	costs of completing acquisitions or divestitures and integrating newly- acquired businesses,
•	changes to the international conventions regarding the limitation of liability for the carriage of goods,
•	significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,
•	market acceptance of our new service and growth initiatives,
•	changes in customer demand patterns,
•	the impact of technology developments on our operations and on demand for our services,
•	disruptions to our technology infrastructure, including our computer systems and website,
•	our ability to maintain aviation rights in important international markets,
•	adverse weather conditions,
•	if our subcontractors’ employees were to be considered our employees,
•	changes in tax laws or their interpretation by authorities, and disagreements with authorities about our interpretations of tax laws,
•	higher costs related to implementation of regulations such as the Sarbanes-Oxley Act,
•	changes in environmental laws or their interpretation by authorities, and disagreements with authorities about our interpretation of environmental laws, and
•	regulatory developments and changes relating to transportation of goods.

For further explanation of the factors that are most applicable to us, see the “Important risk factors” below, chapter 2, chapter 3, chapter 4, chapter 5 and chapter 11.

84	2005 Annual Report and Form 20-F

Back to Contents

Risk factors	Chapter 10

As a result of these and other factors, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are similarly qualified.

IMPORTANT RISK FACTORS

You should consider the risks and uncertainties described below and other information in this annual report

The increasing substitution of alternatives for our mail delivery services could reduce the revenues and profitability of our mail business and adversely affect our revenues and profitability.
Our mail business is an integral part of our total business and during 2005 represented 39.4% of our group operating revenue and 67.0% of our group operating income. Our postal mail business delivers information such as letters and bank statements as well as printed matter such as direct mail and periodicals. Technologies such as e-mails and internet (e.g. electronic banking) can be used to send or make available such information faster and, in many cases, at a lower price than traditional mail services. Due to increased substitution, among other factors, traditional mail volumes in the Netherlands have decreased in recent years, and we expect this downward trend in mail volumes to continue in the next few years. An increase in the use of these substitute technologies would likely result in a further decrease in the use of our traditional mail services. If substitution continues on a large scale, it could adversely affect the volumes, revenues and profitability of our mail business and our company as a whole.

The further liberalisation of the Dutch and EU postal markets could adversely affect our revenues and profitability.
In the Netherlands, the process of liberalisation of the postal market, which began in the late 1980s, is continuing. This presents a number of risks to our mail business. Pursuant to the EU Postal Directive, as of 1 January 2006 the restriction that reserved the provision of letters up to 100 grammes exclusively to us (the reserved postal services) was reduced to 50 grammes. In 2004, the Dutch Minister of Economic Affairs published his vision on the postal market in the Netherlands. As discussed in greater detail in chapter 13, this vision addresses a number of issues that are directly relevant to our business, including full market liberalisation, price controls and the scope of the mandatory postal services.

This vision will be the basis for a new Dutch Postal Act, which legislation may adversely affect our business, revenues and profitability. For example, a possible expanded role for OPTA, the Supervisory Authority for Post and Telecommunications in the Netherlands, in controlling our price determination for competitors might have an adverse effect on our competitive position. The development of this new Dutch Postal Act remains work in progress at the Ministry of Economic Affairs and is expected to be discussed in the Dutch parliament in 2006. A clear time table for the implementation of this new Dutch Postal Act is not yet available and is not expected before April 2007. This further liberalisation could adversely affect our revenues and profitability.

Intensifying competition may put downward pressure on prices and could have an adverse effect on our revenues and profitability.
We compete with many companies and services on a local, regional, European and international level. Our competitors include the incumbent postal operators of other nations in Europe and the United States, motor carriers, express companies, logistics service providers, freight forwarders, air couriers and others. We expect competition to intensify in the future in all of our core business areas. Targeted, aggressive actions by competitors may negatively impact our prices. In the Netherlands, our present market share in the mail business results from being the former government-operated monopoly. We expect our market share to erode due to the relatively recent entrance of serious competitors and, in the longer term, the continuing liberalisation of the Dutch mail regulatory regime. In Europe, we continue to face strong competition in our express business. Our mail division strategy focuses on the quality of services rather than on price discounts. Nevertheless, increased competition may force prices for our services down and thus cause our revenues and profits to decrease.

The trends towards liberalisation of European postal markets may also result in further consolidation within the mail and express businesses as competitors seek to expand into newly opened geographic markets and former state postal monopolies enter into acquisitions or alliances in order to expand the range and geographic coverage of their services. Consolidation within our businesses may result in increased competition and, as a consequence, adversely affect our business, revenues and profitability.

A sustained economic downturn or loss of a strategic customer could adversely affect our business and financial condition.
Developments and trends in the world economy may have a material adverse effect on our financial condition and/or results of operations. Because our express delivery business has high fixed costs and greatly depends on high volume to recover such costs, a global economic downturn could have a material adverse effect on the results of our express delivery business, and this would adversely affect the results of our business as a whole. In addition, a continued economic downturn could lead to our customers asking for price reductions that could adversely affect our margins. A slow economy may also

2005 Annual Report and Form 20-F	85

Back to Contents

Chapter 10	Risk factors

result in a continued decline in demand for direct mail in the Netherlands.

Unfavourable decisions of competition authorities concerning joint ventures, acquisitions or divestments could restrict our growth, strategic progress, profitability and ability to compete in the market for our services.
As a part of our strategy to focus on our core business, from time to time we seek alliances with or acquire shares in companies that complement our core business, or we divest part of our business. Any approval of a joint venture, an acquisition or a divestment of shares or a business by competition authorities may contain certain restrictions or conditions with respect to the intended transaction.

We may not be able to implement a transaction as contemplated in compliance with any restrictions or conditions imposed by the Merger Task Force of the European Community or national competition authorities, and these restrictions or conditions may negatively affect the revenues and profitability of our businesses. If we are unable to implement a foreseen transaction under the restrictions or conditions applicable, or if the intended transaction is prohibited, we may be unable to develop alternative approaches. This would have an adverse effect on our ability to pursue our focus on our core business.

Compliance with regulations may result in a significant cost increase and limit our flexibility in operating our business and negatively affect our costs and profitability.
We are subject to a wide variety of complex and stringent aviation, transportation, environment, employment and other laws and regulations in the Netherlands, the EU and the other jurisdictions where we operate. Existing regulations are subject to constant revision, and new regulations are constantly being adopted. The interpretation and enforcement of such laws and regulations vary and could limit our ability to provide our services in certain markets. It is uncertain whether existing laws and regulations or future regulatory, judicial and legislative changes will have a material adverse effect on us, whether national or international regulators, competition authorities or third parties will raise material issues with regard to our compliance or non-compliance with applicable laws and regulations, or whether other regulatory activities will have a material adverse effect on our business, revenues and profitability.

For example, in our express businesses, we operate various types of aircraft throughout Europe with plans to operate direct services between Europe and China by the end of 2006 and are required to comply with a wide variety of international and national laws and regulations. In some of the markets in which we operate, regulations have been adopted (or proposed) which impose night-time take-off and landing restrictions, aircraft capacity limitations and similar measures in order to address the concerns of local constituencies.

We rely on night-time operations at our Liège, Belgium air express hub for some of our international express business. A curtailment of night-time take-offs and landings at any of our key facilities, such as Liège, would likely harm our business. Some governments have imposed stringent new security measures on air carriers that could result in additional operating costs. Our failure to comply with or the costs of complying with existing or future government regulation, could negatively affect our revenues and profitability. In addition, existing or future regulation on transport of goods may negatively affect our ability to perform our services to our customers or may increase the costs of providing our services. In our mail business in the Netherlands, from time to time discussions come up whether or not we should provide access to our mailboxes as a collecting point for our competitors. Our competitors currently focus on large volume clients and do not compete in the consumer market. Change in this view of competitors and support of this view by the regulator could negatively affect our costs and profitability.

Increased security concerns may result in passenger aircraft no longer carrying our express deliveries.
We utilise a variety of transportation options to make our express deliveries, including the use of passenger aircraft. Concerns about terrorism and the resulting heightened security measures may result in airline operators no longer agreeing to carry our express deliveries on their passenger aircraft. If this were to happen, we would need to rely on other means to effect these deliveries, which may result in a significant cost increase and may limit our flexibility in operating our express business.

We are exposed to various global and local risks that may have a material adverse effect on our financial condition and results of operations.
We operate around the globe and provide a worldwide service with facilities in many countries, which means that we are confronted with complex legal and regulatory requirements in many jurisdictions. These include tariffs, trade barriers and requirements relating to withholding taxes on remittances and other payments. Our international operations are also exposed to local business risks and challenges. We face potential difficulties in staffing and managing local operations, succession coverage of key individuals and talent management. We are exposed to the credit risks of local customers and distributors. In many of the jurisdictions in which we operate, in particular emerging markets such as China and Russia, aspects of the developing legal system (including the inability to enforce contracts, the lack of an independent and experienced judiciary, and similar factors) create an uncertain environment for investment and business activity. These difficulties will increase as we pursue our strategy to expand our operations to new markets. Our overall success as a global business depends, in part, on our ability to succeed in different economic, social, political and legal conditions. We may not succeed in developing and implementing policies and strategies that are effective in the locations where our business is

86	2005 Annual Report and Form 20-F

Back to Contents

Risk factors	Chapter 10

conducted. Failure to do so may have a material adverse effect on our financial condition and results of operations.

We are exposed to currency and interest rate fluctuations that could have an adverse effect on our results and financial condition as well as on the comparability of our financial statements.
A significant part of our total revenues and our operating expenses as well as our assets and liabilities are denominated in currencies other than euro. As we expand our international operations, we expect that an even greater portion of our revenues, costs, assets and liabilities will be denominated in non-euro currencies. The exchange rates between these currencies and the euro may fluctuate substantially. As a result, currency fluctuations could have a material adverse effect on our results and financial condition in any given reporting period and may affect the comparability of our financial statements from period to period.

Part of our borrowings and leases are against floating interest rates. These floating interest rates may fluctuate substantially and could have a material adverse effect on our results and financial condition in any given reporting period.

Although we generally enter into hedging arrangements and other contracts in order to attempt to reduce our exposure to currency and interest fluctuations, these measures may be inadequate or may subject us to increased operating or financing costs.

A decline in the value of the euro could reduce the value of your investment and any dividends you receive.
Since its introduction on 1 January 1999, the value of the euro relative to the dollar has fluctuated widely. Fluctuations in the exchange rate between the US dollar and the euro will affect the US dollar equivalent of the euro price per American Depositary Share (ADS) and the US dollar value of any cash dividends. If the value of the euro relative to the US dollar declines, the market price of our ADSs is likely to be adversely affected. Any decline in the value of the euro would also adversely affect the US dollar amounts received by shareholders on the conversion of any cash dividends paid in euro on our ADSs.

A downgrade in our credit rating may increase our financing costs and harm our ability to finance our operations and acquisitions, which could negatively affect our revenues and profitability.
A downgrade in our credit rating may negatively affect our ability to obtain funds from financial institutions and banks and increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt or incur new debt. On 6 December 2005, Standard & Poor’s Ratings Services placed our “A” long term and “A-1” short term corporate credit ratings on CreditWatch with negative implications and it was indicated that it is likely that the ratings will be lowered, potentially by more than one notch. On 6 December 2005, Moody’s Investor Services Ltd. downgraded TNT’s long term rating to “A2” from “A1” and maintained our long term ratings and our “P-1” short term rating under review for possible further downgrade.

The State of the Netherlands is our largest shareholder, which may adversely affect the value of your investment.
The State of the Netherlands is presently our largest shareholder, holding approximately 10% of our outstanding ordinary shares. Future substantial sales by the State of the Netherlands of our ordinary shares, or the availability of large amounts of our ordinary shares for sale, may adversely affect the market price of the shares and the value of your investment. It may also negatively affect our ability to raise additional capital by offering new ordinary shares.

The State of the Netherlands has the right to approve important decisions concerning our business.
Besides being our largest shareholder, the State of the Netherlands currently has a number of rights under our articles of association and other arrangements with us that provides it with significant influence over us. For example, the State of the Netherlands has a veto right (see note 31 to our consolidated financial statements) over many important decisions concerning our business, including decisions about fundamental changes in our business and our corporate structure. The State of the Netherlands has committed itself to exercise its influence to safeguard its general interest in having an efficiently operating Dutch postal system and also to protect its financial interest as a shareholder. The interests of the State of the Netherlands may, however, differ from the interests of our other investors. Among other things, the State of the Netherlands may exercise its rights to delay, deter or prevent a potential change of our control or the exercise of influence by another large shareholder. The State of the Netherlands’ substantial ownership and the existence of these special rights may discourage bids for our ordinary shares by third parties. This could adversely affect the price of our shares and the value of your investment.

We depend on a number of infrastructure facilities for which we have limited or no back-up facilities, so if operations were disrupted at one or more of these facilities, our business and results of operations would suffer.
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

2005 Annual Report and Form 20-F	87

Back to Contents

Chapter 10	Risk factors

infrastructure. If there were a significant interruption of operations at one or more of our key facilities and operations could not be transferred or only at very high costs to other locations we might not meet the needs of our customers, and our business and operating results would be adversely affected.

Incidents resulting from our transport of hazardous materials or a major incident involving our sorting centres, warehousing facilities, air or road fleet may adversely affect our revenues, profitability and reputation.
We transport hazardous materials for a number of our customers in the automotive, biomedical and chemical industries. The hazardous consignments include airbags, batteries, paint, blood samples, medical substances, dry ice and chemicals. As part of our express, freight management and mail services, we may also transport hazardous or dangerous goods without having been notified about the nature of the goods we transport. We face a number of risks by transporting these materials, such as personal injury or loss of life, severe damage to and destruction of property and equipment and environmental damage. Incidents involving these materials could result from a variety of causes including sabotage, terrorism, accidents or the improper packaging or handling of the materials. If a significant incident occurred our operations could be disrupted and we could be subject to a wide range of potentially large civil and criminal liabilities. This could negatively affect our revenues and profitability. A significant incident, particularly a well-publicised incident involving potential or actual harm to members of the public, could also hurt our reputation.

As an owner and operator of a large fleet of aircraft and trucks we are involved in activities which expose us to liability in the case of a major air or road incident, not only for our employees, facilities and third party property, but also for the general public. An incident involving one of our aircraft or vehicles could cause significant loss of life and property and could adversely affect our reputation and the price of our shares.

A major incident caused by hazardous materials could lead to additional measures or restrictions imposed on us by local or governmental authorities. Such additional measures or restrictions could disrupt our processes and may adversely affect our revenues, profitability and reputation.

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
The success of our business also depends upon avoiding strikes, work stoppages and slowdowns by our employees. Industrial action by large unions or even relatively small but key groups of our employees, such as airline pilots, could seriously disrupt our operations. Industrial action may occur for reasons unrelated to our collective labour agreements with a particular union or group of employees. For example, our employees may refuse crossing picket lines established by other unions from other companies. Our collective labour agreement with approximately 60,000 employees in the Netherlands is subject to a renewal in October 2007. If we are not able to renew this agreement or other key agreements with our employees, and a strike, work stoppage or work slowdown occurs, our revenues and profitability could be adversely affected.

Our business may be negatively affected by the terms of collective labour agreements that we conclude with our employees. These terms could include increases in compensation and employee benefits, work rules less flexible than those of our competitors, and limitations on future workforce reductions and other factors that make our workforce less mobile. Our profitability could suffer if we are not able to conclude collective labour agreements on satisfactory terms with our employees.

The integration of our newly acquired businesses involves significant challenges and costs and may not be successful, which could adversely affect our results of operations.
We have entered into a number of significant acquisitions in recent years, most recently our acquisition of TG+, and growth through acquisitions remains a key element of our strategy. We have also announced the acquisition of several other companies which will be finalised in 2006. The integration of newly acquired businesses involves inherent costs and uncertainties that include the effect on the acquired businesses of integration into our organisation and culture and the availability of and demands on management resources to oversee the integration and manage the newly acquired businesses. The integration of the international companies we have acquired has resulted in significant challenges and costs in the areas of accounting, finance, operations, IT, strategy and human resources. If an existing or future integration effort is delayed or is not successful we may incur additional costs, the value of our

88	2005 Annual Report and Form 20-F

Back to Contents

Risk factors	Chapter 10

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
We transport goods under the conditions of the international conventions in respect of the carriage of goods by air (the Warsaw Convention) and by road (the CMR Conventions). These conventions contain provisions that limit our liability in the event that we lose or damage shipments belonging to our customers. In the past this principle was generally accepted as normal business practice but in recent years the courts and regulators in an increasing number of jurisdictions are more sympathetic to allegations of “gross negligence” or “lack of due care”, thereby setting aside the principles of limited liability. This trend exposes us to more and increased loss and damage claims. Furthermore, a number of major customers are no longer prepared to accept these established limits of liability and these factors, together with the increased value of the goods we carry, have resulted in a significant increase in our financial exposure to claims. If this trend continues, it could adversely affect our profitability.

Determination that our subcontractors were to be considered our employees would affect our current business model, causing our operating expenses to rise and our net income to suffer.
In various jurisdictions, we use subcontractors to perform aspects of our business, such as picking-up and delivering parcels, as is common practice in our industry. In certain jurisdictions, the authorities have brought criminal and/or civil actions alleging that our subcontractors or their employees are to be regarded as our own unregistered employees. In particular, several actions are currently pending in France. See chapter 12, note 28. If these allegations were upheld by a court, we would incur, in addition to criminal fines, costs such as social security contributions, wage taxes and overtime payments in respect of such employees. Subcontractors could also bring civil actions seeking the recharacterisation of subcontractor relationships in employment contracts. If these actions were successful, our operating expenses would rise and our net income would suffer.

Our ongoing taxation investigations and analyses may end in material additional liabilities, that could adversely affect our financial position, results and cashflows.
In early 2004, our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK tax authorities and to our independent auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. The

2004 investigation concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK tax authorities and PricewaterhouseCoopers. In addition to this investigation, in 2004 our audit committee, with the assistance of external legal and tax advisors, conducted a review of other UK tax matters that arose from the same period. In August 2004, we submitted a report to the UK tax authorities pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK tax authorities. In the first quarter of 2005, we reached a settlement with the UK tax authorities in relation to those matters without any further negative impact on our tax position in 2005.

As previously disclosed, since August 2004, we have been preparing an addendum to our original report to the UK tax authorities that will cover UK tax matters that were not the subject of the original investigation. We are in continuing discussions with the UK tax authorities in this connection, but we do not expect that these matters will be resolved with the UK tax authorities before the end of 2006.

In late 2005 and early 2006 our audit committee conducted an independent investigation with respect to whether illegal acts occurred in connection with certain past tax matters. Although the investigation concluded that such acts had occurred, and we have determined that no provision or contingent liability is required as a result of this investigation, at this time, there can be assurance that we will not have additional liabilities in this connection in the future.

We have also analysed and continue to analyse the tax positions of some of our subsidiaries with respect to other countries. Key tax matters under investigation or analysis include company residency issues, mainly dating prior to the acquisition of TNT Limited, restructuring issues following the acquisition of TNT Limited and a variety of transfer pricing matters.

We currently estimate that the realistic range to reflect our total contingent liability in this regard, including potential penalties and interest, is between €150 million and €550 million. This estimate involves a series of complex judgments about past and future events and relies on estimates and assumptions. Our interpretation of past facts and circumstances and relevant tax laws and regulations may be open to challenge. Our ultimate liability in connection with these matters will depend upon future events and could substantially exceed our current estimates. Relevant tax authorities could assess further taxes, penalties and interest. If the actual taxes, penalties and interest imposed exceed the amounts we have accrued, it could adversely affect our financial position, results and cash flows.

Changes in tax laws or their interpretation by authorities, and disagreements with authorities about our interpretations of tax laws, could adversely affect our financial position, results and cash flows.

2005 Annual Report and Form 20-F	89

Back to Contents

Chapter 10	Risk factors

We operate globally and our earnings are subject to taxation in many jurisdictions at different rates. Relevant tax authorities may disagree with our interpretation and application in practice of tax laws. We periodically estimate our probable tax obligations in the countries in which we conduct our business. If the tax laws change, or if there is a successful challenge of our tax position, we will need to recognise additional tax liabilities, which may include interest and penalties. This would adversely affect our financial position, results and cash flows. See notes 23 and 28 to our consolidated financial statements in chapter 12.

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

A downturn in capital markets may decrease the value of investments made in these markets for our pension schemes and a decline in interest may increase the fair value of our pension liabilities, which in turn could require significant additional funding by us.
Our main Dutch defined benefit pension scheme has total assets of over €4 billion, some of which are funded by investments held in equities with a view to benefiting from capital appreciation. The value of these securities may be volatile and a downturn in the capital markets could significantly reduce the value of these assets. In addition a decline in interest may increase the fair value of our pension liabilities. Should the coverage ratio of assets divided by liabilities fall below the minimum funding requirements prescribed by De Nederlandsche Bank (DNB), into which the Independent Supervisory Authority for Pensions and Insurance was merged during 2004, we will be required to increase our contributions to the funds. If the assets were to lose a substantial amount of their value or if, as a result of a decline in interest, our liabilities would substantially increase, or both, we might be required to make large payments into the funds, which would adversely affect our liquidity over a number of years.

Employee misconduct could result in financial losses, the loss of clients and fines or other sanctions by the governments of the countries in which we do business.
We may be unable to prevent our employees from engaging in misconduct, fraud or other improper activities that could adversely affect our business and reputation. Misconduct could include the failure to comply with applicable law or our business principles, or a breach of confidentiality. The precautions we take to prevent and detect this activity may not be effective. Our investigations of suspected fraudulent activity could expose us to additional sanctions if an investigation is ineffective or hampered by local legal restrictions. As a result of employee misconduct, we could face fines and penalties imposed by governments in the countries in which we do business. Any such fines or penalties could lead to adjustments to our financial statements and resulting liabilities which could reduce our profitability. In addition, negative publicity in relation to employee misconduct could negatively affect our reputation, harm our ability to recruit employees and managers and reduce our revenues.

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

We may be unable to comply in a timely manner with the requirements of the Sarbanes-Oxley Act relating to the assessment by us of the effectiveness of our internal controls over financial reporting, and our assessment may identify material weaknesses and may result in an attestation with an adverse opinion from our auditors, each of which could adversely affect our reputation and share price.
Section 404 of the Sarbanes-Oxley Act and related regulations will require our management to assess the effectiveness of our internal control over financial reporting and to report on that assessment in our future annual reports. In addition, our external auditor must attest to and report on management’s assessment. This requirement is currently expected first to apply to our annual report on Form 20-F for the year ending 31 December 2006. We have been and still are evaluating our internal control systems to allow our management to report on, and our auditors to attest to, our internal control over financial reporting. As a result, we have incurred additional expenses in 2005 and a diversion of our management’s time, and we expect this to continue at least into the beginning of the year 2007.

90	2005 Annual Report and Form 20-F

Back to Contents

Risk factors	Chapter 10

The decision announced on 6 December 2005 to exit the logistics business has affected the potential scope of our compliance with Section 404 of the Sarbanes-Oxley Act. It is possible that the logistics division will not be sold prior to the 31 December 2006. The announced sale of any business brings uncertainty and could negatively affect the resources dedicated to the implementation of Section 404 compliance.

While we have dedicated a significant amount of time and resources to ensuring compliance, there can be no assurance that we or our auditors will complete the necessary work to comply with all aspects of Section 404 and related regulations in a timely manner.

Although we have not to date identified any control deficiencies that could be classified as a material weakness, we have identified some significant deficiencies in areas such as our entity-level control framework and US GAAP knowledge in our local business entities, financial reporting on tax, and the use of electronic templates. These are described in chapter 7.

Weaknesses in our internal controls over financial reporting, may cause us to be unable to prevent or detect material misstatements in a timely manner. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If the assessment of our internal control over financial reporting identifies material weaknesses that must be disclosed, we may receive an attestation with an adverse opinion from our auditors as to the adequacy of our internal control over financial reporting. Furthermore, potential acquisitions of businesses that are currently not in compliance with Section 404 requirements could lead to disclosures on currently unforeseen deficiencies in our internal control over financial reporting. This could adversely affect our reputation and our financial results. Each of these consequences could reduce the market’s confidence in our financial statements and negatively affect the price of our shares.

There are numerous risks associated with our sale of our discontinued non-network logistics business (the discontinued logistics business).
On 6 December 2005, we announced our intention to dispose of our non-network logistics business. There are numerous risks associated with this disposal. All of these may negatively affect our business and financial results.

WE MAY BE UNABLE TO SELL THE DISCONTINUED LOGISTICS BUSINESS OR THE PROCESS MAY BE DELAYED.
Our decision to focus our strategy on networks requires us to achieve a quick and effective disposal of the discontinued logistics business. We may, however, be unable to effect a timely disposal as a result of an inability to come to commercially acceptable terms with an interested buyer or discussion with work councils. We may have difficulties effecting a disposal as a result of change of control provisions in various customer contracts and joint venture agreements.

If we do not complete the sale in a timely manner, we could face difficulties regarding employee retention and relations, business continuity, investment decisions and the generation of new business within logistics, restrictions on our ability to invest in the remaining business and compliance issues regarding Section 404 of the Sarbanes-Oxley Act. The discontinued logistics business currently operates at a net loss; if the sale is delayed, it is likely we will continue to experience losses related to our continued operation of the discontinued logistics business until the sale is completed.

WE MAY BE FORCED TO RETAIN CERTAIN LIABILITIES, OR THEY MAY ADVERSELY AFFECT THE COMMERCIAL TERMS OF THE DISPOSAL.
The discontinued logistics business has liabilities including a €222 million syndicated facility, a put option granted to a minority shareholder, Ecotrans, and provisions for pensions and other employee benefits. All of these factors may make it difficult to dispose of the business. Even if the discontinued logistics business is successfully sold, some or all of these liabilities may not be entirely transferable to the buyer, or may negatively impact the terms of the disposal.

THE SALE OF THE DISCONTINUED LOGISTICS BUSINESS MIGHT ADVERSELY AFFECT OUR ABILITY TO RETAIN KEY MANAGEMENT, PERSONNEL AND CUSTOMERS.
The announcement and consummation of the proposed sale of our discontinued logistics business may adversely affect our ability to attract and retain key management and personnel for the discontinued logistics business. The sale of the discontinued logistics business may result in a loss of customers not only in the discontinued logistics business, but also certain customers of our mail and express divisions who used these services as a result of our ability to provide a global solution. The sale may cause our existing customers to terminate or modify their relationships with us and may make it more difficult to attract new customer relationships. These difficulties include those that may result from potential negative reputational effects from the sale.

WE MAY INCUR A FINANCIAL LOSS ON THE SALE OF THE DISCONTINUED LOGISTICS BUSINESS.
We may not be able to sell the discontinued logistics business for a purchase price that reflects the book value of the discontinued logistics business, which would result in a loss.

We expect to incur significant costs related to the sale of our discontinued logistics business. These expenses include financial advisory, legal and accounting fees and expenses, employee expenses, filing fees, printing expenses and other related charges. We may also incur additional unanticipated expenses in connection with the sale transactions. A portion of the costs related to the sale, such as legal, financial advisory and accounting fees, will be incurred regardless of whether it is completed. These expenditures will decrease the remaining cash available for eventual distribution to shareholders or for use in connection with any future strategic deployment.

2005 Annual Report and Form 20-F	91

Back to Contents

92	2005 Annual Report and Form 20-F

Back to Contents

Chapter 11

OTHER

FINANCIAL

INFORMATION

ON THE

COMPANY

2005 Annual Report and Form 20-F	93

Back to Contents

Chapter 11	Other financial information on the company

This chapter provides some other financial information on the company, in addition to the information set out in chapter 12, in particular with regard to cash flow, liquidity, capital resources and critical accounting policies.

Until 2004, we prepared our consolidated financial statements in accordance with Dutch GAAP. As of 2005, all European listed companies are required to prepare their consolidated financial statements in accordance with IFRS as adopted by the European Union. For TNT, there are no differences between the IFRS as adopted by the European Union and the IFRS as issued by the International Accounting Standards Board. As a result our 2005 consolidated financial statements have been prepared in accordance with IFRS and the comparative 2004 numbers have been adjusted. A detailed explanation of the transition to IFRS and the impact on our financial numbers is given in chapter 12.

On 6 December 2005, we announced a strategy to focus on providing delivery services by expertly managing networks, in particular transportation, resulting in the decision to dispose of our non-network related logistics activities. Accordingly our logistics business is reported as discontinued operations/ assets held for sale. In our balance sheet as at 31 December 2005 we have grouped together all assets and liabilities relating to our discontinued logistics business. As prescribed by IFRS 5, Non current assets held for sale and discontinued operations, our 31 December 2004 balance sheet has not been adjusted. In our statement of income for 2005, we have presented the net result of our discontinued logistics business on a separate line. Our 2004 statement of income has been adjusted for comparable purposes. Our 2005 and 2004 cash flow statements include cash flows and cash balances of our continuing operations.

FINANCIAL CONDITION

Year ended at 31 December
	2005		variance	2004
	US$	€		€

BALANCE SHEET

Non-current assets	4,338	3,663	(27.8)	5,070

Current assets	2,789	2,355	(25.5)	3,159

Assets held for sale	2,816	2,378

Total assets	9,943	8,396	2.0	8,229

Equity	3,883	3,279	(1.9)	3,344

Non-current liabilities	1,904	1,608	(27.6)	2,221

Current liabilities	2,699	2,279	(14.5)	2,664

Liabilities related to assets classified as held for sale	1,457	1,230

Total liabilities and equity	9,943	8,396	2.0	8,229

Net return on equity[1] (%)	20.1	20.1		22.5

Equity as % of total liabilities and equity	39.1	39.1		40.6

CASH FLOW CONTINUING OPERATIONS

Net cash from operating activities	1,165	984	39.0	708

Net cash used in investing activities	(314)	(265)	1.1	(268)

Net cash used in financing activities	(922)	(779)	(174.3)	(284)

Changes in cash and cash equivalents	(71)	(60)	(138.5)	156

(in millions, except percentages)
1	The profit attributable to the shareholders as a percentage of the total equity.

CASH FLOW DATA

Cash and cash equivalents totalled €559 million at 31 December 2005, compared to €633 million at 31 December 2004. Of the cash and cash equivalents of €633 million as at 31 December 2004, €71 million related to our discontinued logistics business. The following table provides a summary of cash flows from continuing operations for the past two years:

94	2005 Annual Report and Form 20-F

Back to Contents

Other financial information on the company	Chapter 11

	Year ended at 31 December
CASH FLOW DATA	2005		variance	2004
	US$	€	%	€

Net cash from operating activities	1,165	984	39.0	708

NET CASH USED IN INVESTING ACTIVITIES

Net cash used for acquisitions and disposals	(60)	(51)	75.2	(206)

Net cash used for capital investments and disposals	(319)	(269)	(3.1)	(261)

Net cash used for other investing activities	65	55	(72.4)	199

NET CASH USED IN FINANCING ACTIVITIES

Net cash used for dividends and other changes in equity	(858)	(725)	(88.3)	(385)

Net cash from debt financing activities	(64)	(54)	(153.5)	101

Changes in cash and cash equivalents	(71)	(60)	(138.5)	156

(in millions, except percentages)

NET CASH FROM OPERATING ACTIVITIES
2005
In 2005 net cash provided by operating activities was €984 million, which is an increase of 39% compared to 2004 (€708 million). Profit before income taxes contributed €1,151 million, or €1,471 million if adjusted for the non-cash impact of depreciation, amortisation and impairments, an increase of €72 million or 5% compared to 2004 (€1,399 million).

The changes in pension liabilities of €123 million reflect the total non-cash charges for the defined benefit pension schemes of €141 million, offset by our total cash contributions of €166 million to various pension funds, the majority of which for our Dutch employees, who fall under our collective labour agreement, plus our cash contributions of €98 million for pensions, which fall under the transitional plan of our Dutch collective labour agreement and which are directly paid by TNT (see note 10 to our consolidated financial statements). In total the cash contributions are €168 million lower than last year, mainly due to contributions of €142 million related to the Personal Senior Arrangement in 2004 and due to €32 million lower contributions as prescribed by the minimum funding requirements of De Nederlandsche Bank (DNB), which amounted to €59 million in 2005.

The non-cash impact of €52 million from other provisions included provisions related to employee benefits mainly in express, provisions taken for the uninsured part of the damage caused by major fires in three different warehouses in the United States, Spain and the United Kingdom, increased provisions for employer liability in the United Kingdom and reorganisation provisions, mainly in mail.

Working capital increased by €180 million in 2005, compared to a decrease of €21 million in 2004. Most of the increase of the accounts receivable position related to an increase of trade receivables that moved unfavourably by €165 million due to a combination of additional revenue and increased debtor days. Trade payables negatively impacted the cash flow by €77 million as a result of a decrease of creditor days compared to last year. Other current liabilities moved favourably by €66 million, including higher accruals for subcontractors and claims.

Interest and similar expenses amounted to €121 million, including non-cash hedge results of €21 million. The cash outflow for interest paid totalled €84 million. Income taxes paid was €130 million. The net amount of income taxes paid included €162 million repayments by the Dutch tax authority of taxes over previous years after it was concluded that preliminary payments were too high and due to a decrease of the Dutch statutory tax rate from 34.5% in 2004 to 31.5% in 2005.

2004
In 2004, net cash provided by operating activities was €708 million. Profit before income taxes contributed €1,096 million, or €1,399 million if adjusted for the non-cash impact of depreciation, amortisation and impairments.

The changes in pension liabilities of €254 million reflect the total non-cash charges for the defined benefit pension schemes of €91 million, the non-cash costs related to the Personal Senior Arrangement of €87 million and total cash payments of €432 million. Cash contributions to various pension funds, the majority of which are for our Dutch employees who fall under our collective labour agreement, and the pension plan payments, which fall under the transitional plan, totalled €290 million, of which €91 million was contributed as prescribed by the minimum funding requirements of DNB. The remaining cash contribution of €142 million related to the Personal Senior Arrangement.

The non-cash impact of €13 million from other provisions was primarily the result of additions, which were partly offset by releases and withdrawals.

Working capital decreased by €21 million in 2004. The favourable movements of inventory, other current assets, trade payables and other current liabilities were partly offset by an increase of accounts receivable, due to an increase of trade receivables of €77 million.

The cash outflow for interest paid totalled €87 million and income taxes paid was €404 million.

2005 Annual Report and Form 20-F	95

Back to Contents

Chapter 11	Other financial information on the company

NET CASH USED IN INVESTING ACTIVITIES
Net cash used for acquisitions and disposals
2005
In 2005, the total payments for acquisitions of group companies amounted to €36 million and no cash was acquired as part of the total acquisitions. Most acquisitions took place in our mail division (€30 million), the largest being Euro Mail B.V. (€18 million), the remaining shares in Circular Distributors (€6 million) and Rheinkurier GmbH (€3 million). Express acquired for a total amount of €6 million, mainly related to Door-to-Door d.o.o. and Asinus d.o.o. and the remaining share of our business in Israel. During 2005 all proceeds or payments related to acquisitions were in cash. The investments in associated companies primarily related to additional capital contributions in one of our associates and amounted to €13 million.

During 2005, we disposed our interest in Global Collect B.V. for a negative amount of €5 million, which consists of the total consideration received of €4 million and €9 million cash that was divested with the disposal. During 2005 all proceeds or payments related to disposals were in cash. The disposal of associated companies related to disposal of Postal Preference

Service Limited in the mail segment and Mistral Air in the express segment.

2004
In 2004, we acquired group and associated companies for a total amount of €196 million, which consisted of total amounts paid of €206 million and €10 million cash acquired. The payments were primarily attributable to the acquisition of Wilson (€190 million). We also made several smaller acquisitions in our mail division for an amount of €14 million, including the remaining shares of Höfinger GmbH and the establishment of the joint venture Cendris BSC Customer Contact B.V., and in our express division for an amount of €2 million. During 2004 all proceeds or payments related to acquisitions were in cash. The investments in associated companies of €11 million primarily related to additional capital contributions in one of our associates of €10 million.

During 2004, we also disposed of interests in two small group companies for which €1 million cash was received and included the divestment of €1 million of cash. During 2004 all proceeds or payments related to disposals were in cash.

Net cash used for capital investments and
disposals
CAPITAL EXPENDITURES AND PROCEEDS

	Year ended at 31 December
Capital expenditures and proceeds on property, plant and equipment and other intangibles	2005		2004
	US$	€	€

Investments

Property, plant and equipment	276	233	225

Other intangible assets	95	80	59

Subtotal	371	313	284

Proceeds from sale of property, plant and equipment	51	43	21

Disposals of other intangible assets	1	1	2

Subtotal	52	44	23

Total	319	269	261

(in millions)

Our capital expenditure on property, plant and equipment and other intangible assets by segment for the years 2004 and 2005 was as follows:

	Year ended at 31 December
	2005		2004
	US$	€	€

Mail	121	102	98

Express	230	194	172

Freight management	3	3	8

Non-allocated	17	14	6

Total	371	313	284

(in millions)

96	2005 Annual Report and Form 20-F

Back to Contents

Other financial information on the company	Chapter 11

In 2005, capital expenditures on property, plant and equipment amounted to €233 million (2004: 225). Of this amount, €80 million (2004: 75) related to mail, €143 million (2004: 144) to the express business and to our freight management business and €10 million (2004: 6) to non-allocated. The capital expenditures on intangible assets of €80 million (2004: 59), mostly related to software. In 2005 and 2004, capital expenditures were funded primarily by cash generated from operations.

Proceeds from the sale of property, plant and equipment in 2005 totalled €43 million (2004: 21), which mainly related to several buildings of TNT Real Estate B.V. and TNT Real Estate Development B.V. (€23 million) and buildings and equipment of the joint venture Postkantoren B.V. (€7 million) in the mail division and equipment in our express operations in the United Kingdom (€4 million).

MAIL
2005
Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled €102 million in 2005, which was an increase of 4% compared to 2004. The main capital expenditures in 2005 related to machinery (€24 million), software (€19 million), hardware (€9 million), and housing (€17 million). The remaining €33 million of capital expenditure related to various smaller projects. Most of these were less than €1 million individually and included building refurbishments mainly in the Netherlands, renewal of IT equipment and software, operational equipment, and various other capital expenditures.

Significant investments were made in the sorting and distribution process, with a total amount of €19 million invested in sequence sorting machines and sequence sorting software and €10 million invested in housing following the restructuring of operations in the Netherlands.

2004
Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled €98 million in 2004. The main capital expenditures in 2004 related to machinery (€22 million), software (€19 million), hardware (€12 million) and housing (€11 million). The remaining €34 million of capital expenditure related to various smaller projects, most of these were individually less than €1 million and included building refurbishments mainly in the Netherlands, replacement of IT equipment, and various other capital expenditures.

Significant investments were made in the sorting process, with a total amount of €23 million invested in sequence sorting machines and sequence sorting software and €6 million invested in tray cart unloaders.

EXPRESS
2005
Capital expenditure on property, plant and equipment and other intangible assets by our express business totalled €194 million in 2005, which was an increase of 13% compared to 2004.

During 2005, capital expenditures on other intangible assets totalled €54 million and related primarily to the development of financial systems (e-back office) software (€22 million), and further enhancements to our international shared systems.

Some of the larger express capital expenditures in 2005 included fleet replacements in the United Kingdom (€12 million) and Australia (€5 million), the expansion of the air hub in Liège (€10 million) and the road hub in Duiven (€7 million), depots in Stockholm (€5 million) and Preston (€4 million) and the remaining investments in the new headoffice for France in Lyon (€3 million).

2004
Capital expenditure on property, plant and equipment and other intangible assets by our express business totalled €172 million in 2004. The capital expenditure related to depots, hubs and warehouses, depot equipment used in operations, including fleet expansions and replacements, and information technology, communication and other operational equipment, including automated sorting systems.

During 2004, capital expenditures on other intangible assets totalled €29 million and related primarily to the development of financial systems (e-back office), software, and further enhancements to our international shared systems.

Some of the larger express capital expenditures in 2004 included the investments for warehouse and IT related to our pan-government archiving contract in the United Kingdom (€10 million), a new headoffice for France in Lyon (€10 million), the replacement of trailers and tractor units in the United Kingdom (€7 million), depots in Stockholm (€6 million), Birmingham (€3 million) and Enfield (€3 million) and the first investments in the expansion of the air hub in Liège (€4 million).

FREIGHT MANAGEMENT
Capital expenditures on property, plant and equipment and other intangible assets by our freight management operations amounted to €3 million (2004: 8).

Net cash used for other investing activities
2005
The net cash generated by other investing activities included €18 million mainly attributable to settling net balances relating to our disposal of Global Collect B.V. Interest and similar income amounted to €115 million of which €72 million was related to non-cash interest from our discontinued logistics business. The cash inflow for interest received totalled €40 million. No dividends were received during 2005.

2005 Annual Report and Form 20-F	97

Back to Contents

Chapter 11	Other financial information on the company

2004
The net cash generated by other investing activities included €164 million, of which €160 million was attributable to the settlement of a $435 million cross currency interest rate swap, which provided a hedge against US dollar denominated assets. In 2004 interest received amounted to €33 million and no dividends were received.

NET CASH USED IN FINANCING ACTIVITIES
Net cash used for dividends and other changes in shareholders’ equity
2005
A final cash dividend for 2004, amounting to €168 million or €0.37 per ordinary share and a cash interim dividend for 2005 of €100 million or €0.22 per ordinary share were paid in 2005. The proposed final dividend for 2005 is estimated to result in an aggregate €172 million payment to be made in the second quarter of 2006.

In 2005, a cash outflow of €259 million was included as consideration for the repurchase of 13.1 million shares from the State of the Netherlands. These shares were delivered by the State of the Netherlands as a result of a purchase agreement signed in September 2004. Under our share buy back programme announced on 6 December 2005 we purchased 9,020,000 of our ordinary shares for an amount of €231million. As at 31 December 2005, we paid €214 million relating to 8,372,000 shares with the remainder of the amount being paid in January 2006.

An amount of €16 million was received as a result of the exercise of options and share grants.

In 2005 the net cash flow used in financing our discontinued logistics business amounted to €28 million.

2004
A final cash dividend for 2003, amounting to €142 million, and a cash interim dividend for 2004 of €95 million were paid in 2004. The final dividend for 2004 of €0.37 per share resulted in an aggregate €168 million payment made in April 2005.

In 2004, €151 million was paid as consideration for the repurchase of 7.6 million shares from the State of the Netherlands. An amount of €3 million was received as a result of the exercise of options and share grants.

In 2004 the net cash flow provided by financing our discontinued logistics business amounted to €211 million.

Net cash from debt financing activities
2005
Movements in long term borrowings resulted in a net cash inflow of €29 million. The total proceeds from long term borrowing of €35 million consist mainly of a €14 million additional issuance of the 3.875% 2015 Eurobond, a €13 million increase in bank loans, and a €7 million income from finance leases. A total of €6 million of repayments to long term borrowings related, amongst others, to a €4 million scheduled payment on aircraft leases and other leases, and to a €2 million repayment of bank loans.

Movements in short term liabilities resulted in a net cash outflow of €55 million. The total repayments to short term borrowings mainly related to repayments on aircraft leases and other leases of €47 million and to a cash outflow of €20 million regarding hedge transactions, partly offset by a cash inflow relating to short term liabilities of €14 million.

2004
Movements in long term borrowings resulted in a net cash outflow of €62 million. The acquired long term liabilities of €16 million include €11 million of finance leases and €5 million of interest bearing liabilities. A total of €78 million in repayments of long term liabilities related, amongst others, to scheduled repayments on aircraft leases and other leases of €9 million, the repayment of Wilson (now called TNT Freight Management) bank loans (€53 million) and to various other movements in non-interest bearing liabilities.

Changes in short term financing for 2004 resulted in a cash outflow of €48 million, mainly relating to the repayment of loans of €20 million existing within the Wilson group, a cash outflow of €8 million regarding hedge transactions and various other repayments of loans within our express and mail divisions.

LIQUIDITY AND CAPITAL RESOURCES

The company’s capital resources include funds provided by our operating activities and capital raised in the financial markets. As regards the former, the company generates strong cash flows from operating activities (€984 million in 2005, €708 million in 2004). As with any global organisation, these operating cash flows are affected by economic and business trends. The majority of our cash flows are derived from our mail division, particularly from operations in the Netherlands. Amongst other factors, the impact of electronic substitution on mail volumes, postal regulations in the Netherlands and the pace of postal liberalisation in Europe continue to affect those cash flows, although it is not possible to predict what the long term cash flow effects will be.

Although cash requirements for capital expenditure fluctuate from year to year, depending on the extent of strategic capital projects, they have been well covered by operating cash flows and showed an improving trend for the most recent three financial years. Specifically, the ratio of operating cash flows to net capital expenditure was 3.7 in 2005 and 2.7 in 2004. This ratio is calculated as follows: net cash provided by operating activities divided by the sum of capital expenditure on other intangible assets, disposals of other intangible assets, capital expenditure on property, plant and equipment and disposals of property, plant and equipment, all as stated in our consolidated cash flow statements. We expect operating cash flows to

98	2005 Annual Report and Form 20-F

Back to Contents

Other financial information on the company	Chapter 11

continue to cover our capital expenditure requirements in the foreseeable future. We believe our working capital is sufficient for our present requirements.

For buy back of shares and any acquisitions that exceed the company’s immediate cash resources, the company would seek to raise capital in the financial markets by means of bank borrowings and private or publicly traded debt. For very substantial transactions, we would also consider issuing equity in order to protect our credit rating position. Given the strength of our financial position, credit ratings, and bank relationships, we do not foresee an inability to access a wide range of capital markets including equity, public debt, private debt and bank borrowing. We monitor and manage key financial ratios that are consistent with a strong credit rating. There are no aspects of our current capital structure that we believe would trigger a material increase in the cost of our debt or access to capital markets.

For details on the interest rates charged on our more significant long term loans as well as the maturity of our long term loans and commitments, see notes 13 and 28 to our consolidated financial statements.

We do not hold or issue financial instruments for trading purposes, nor do we allow our subsidiaries to do so. For details on our use of financial derivatives for hedging purposes, see notes 3 and 14 to our consolidated financial statements.

Off-balance sheet items
Other than guarantees and other similar arrangements that could be considered off-balance sheets and that are disclosed in this annual report, we have no off-balance arrangements.

CASH AND NET DEBT
At 31 December 2005, our total cash position amounted to €559 million. Despite cash paid of €473 million relating to our share buy backs during the year, our cash as at 31 December 2005 was only €74 million lower than compared to year end 2004. Included in the €559 million of total cash was €140 million of restricted cash (2004: 171) held mainly by joint ventures and insurance captives. The cash held in joint ventures is considered to be restricted by virtue of the fact that we require the agreement of our joint venture partners before we are able to access this cash. Our total cash position was primarily denominated in euro.

At 31 December 2005, our net debt position was €725 million (2004: 858). This consisted of €213 million of short term debt (2004: 51) and €1,071 million (2004: 1,440) of long term debt, offset by €559 million of cash and cash equivalents (2004: 633).

At 31 December 2005, short term borrowings consisted of €65 million (2004: 36) of bank debt bearing variable interest rates, and €148 million (2004: 15) of numerous other liabilities at fixed and variable rates, including a €129 million bilateral loan agreement maturing in 2006 with a fixed interest of 2.54%.

At 31 December 2005, long term debt consisted of a combination of two Eurobonds of €1,009 million (2004: 1,000), finance lease agreements of €24 million (2004: 86), €31 million of other long term liabilities at fixed and variable interest rates (2004: 354) and €7 million of interest rate swaps.

On 5 December 2001, TNT N.V. issued a €1 billion Eurobond with an original maturity of seven years. The bond has a coupon of 5.125% and began paying interest annually in arrears on 5 December 2002.

In May 2005, €354 million of the €1 billion 5.125% Eurobond 2008 was exchanged for €386 million of a new 10-year 3.875% Eurobond 2015. At the time of the exchange, the 2015 bond was increased with an additional €14 million to an outstanding total amount of €400 million.

The total €1,046 million (2004: 1,000) of Eurobonds will be measured at amortised cost. The book value of the nominal €1,046 million of Eurobonds amounted to €1,009 million (2004: 1,000) as at 31 December 2005.

We have a total €500 million (2004: 300) of interest rate swaps outstanding on which we receive fixed interest and pay floating interest. The market value of these instruments amounted to negative €2 million as at December 2005 (negative €1 million as at 31 December 2004).

In December 2005, we entered into €500 million of forward starting interest rate swaps on which we receive floating interest and pay fixed interest. These flows of interest exchanges under the forward starting interest rate swaps will start in December 2008. Due to the June 2005 exchange for the new 3.875% 2015 Eurobond we have decided to unwind €400 million of outstanding forward starting interest rate swaps for which we paid the market value of €12 million. The market value of this long term €100 million outstanding forward starting interest rate swap amounted to €5 million as at 31 December 2005 (€0 million as at 31 December 2004).

CREDIT FACILITIES
We have successfully negotiated to extend and increase our Multicurrency Revolving Credit Facility of €600 million maturing in 2008 to €1 billion maturing in 2012. The €1 billion facility will be used for general funding purposes and serves as a back-up facility for our Euro Commercial Paper Programme.

At 31 December 2005, our long term credit ratings were A (on CreditWatch with negative implications) by Standard & Poor’s and A2 (under review for further possible downgrade) by Moody’s.

2005 Annual Report and Form 20-F	99

Back to Contents

Chapter 11	Other financial information on the company

CASH OBLIGATIONS
At 31 December 2005, our gross interest bearing borrowings, including finance lease obligations, totalled €1,284 million (2004: 1,491), of which 94% (2004: 84%) was at fixed rates of interest and €1,071 million (2004: 1,440) represented long term debt. We had operating lease commitments of €1,251 million (2004: 1,675).

The following table show the maturity of these amounts:

Amounts of payments due by period	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Total borrowings	1,284	213	655	10	406

Rent and operating lease commitments	1,251	229	392	245	385

Total contractual cash obligations	2,535	442	1,047	255	791

(in € millions)

GUARANTEES

Amounts of commitments expiration by period	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Guarantees	267	11	71	10	175

(in € millions)

Total financial guarantees at 31 December 2005 were €267 million (2004: 350) of which €99 million (2004: 164) amounted to corporate guarantees. These guarantees were mainly issued in connection with our obligations under lease contracts, custom duty deferment and local credit lines. The increase of corporate guarantees to banks was mainly due to local credit lines.

Furthermore, banks and other financial institutions have issued guarantees to cover obligations of group companies up to an amount of €147 million (2004: 127). These guarantees were mainly issued in connection with our obligations under lease contracts, customs duty deferment and local credit lines. The obligations under the guarantees issued by banks and other financial institutions have been secured by TNT N.V. or by its subsidiaries. The €21 million (2004: 59) of remaining guarantees in 2005 relates to bank guarantees issued locally by group companies.

CONTINGENCIES
OPERATING LEASE COMMITMENTS
Our total operating lease commitments at the end of the year were €1,251 million (2004: 1,675). The total commitments as at 31 December 2005 relating to capital expenditure were €16 million (2004: 33).

SHARE BUY BACK
On 6 December 2005, we announced to return capital to our shareholders by repurchasing ordinary shares. This share buy back programme started on 6 December 2005 and is expected to end 6 April 2006 unless prior to such date: (a) the aggregate value of shares acquired would exceed €1 billion; (b) 10% of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company; or (c) if a cash or exchange offer with respect to our shares is publicly launched through the publication of an offer document.

As at 31 December 2005, we repurchased 9,020,000 of our ordinary shares for a total amount of €231 million. Note 40 includes a table summarising our repurchases during December 2006. Under this repurchase programme we anticipate purchasing additional shares with a value of €769 million. It is our intention to cancel the repurchased ordinary shares and we intend to request for such cancellation to be approved by our shareholders.

UNCONDITIONAL PURCHASE COMMITMENTS
At 31 December 2005 we had unconditional purchase commitments of €100 million (2004: 84), which were primarily related to various service and maintenance contracts.

INCOME TAXES
In 2005, TNT continued to investigate and analyse its global tax position. As a result we currently estimate the realistic range to reflect our total contingent liability in this regard is between €150 million and €550 million.

In early 2004, our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK tax authorities and to our independent auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. The 2004 investigation, concluded that not all relevant details in connection with these tax matters were adequately disclosed

100	2005 Annual Report and Form 20-F

Back to Contents

Other financial information on the company	Chapter 11

to the UK tax authorities and PricewaterhouseCoopers. In addition to this investigation, in 2004 our audit committee, with the assistance of external legal and tax advisors, conducted a review of other UK tax matters that arose from the same period. In August 2004, we submitted a report to the UK tax authorities pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK tax authorities. In the first quarter of 2005, we reached a settlement with the UK tax authorities in relation to those matters without any further negative impact on our tax position in 2005.

As previously disclosed, since August 2004, we have been preparing an addendum to our original report to the UK tax authorities that will cover UK tax matters that were not the subject of the original investigation. We are in continuing discussions with the UK tax authorities in this connection, and we do not expect that these matters will be resolved with the UK tax authorities before the end of 2006.

In late 2005 and early 2006 our audit committee conducted an independent investigation with respect to whether illegal acts occurred in connection with certain past tax matters. Although the investigation concluded that such acts had occurred, we have determined that no provision or contingent liability is required as a result of this investigation.

We have also analysed and continue to analyse the tax positions of some of our subsidiaries with respect to other countries.

Our investigations and analyses, which are ongoing, concern, among other things, the substance and implementation of tax structures set up in connection with the acquisition, in December 1996 (prior to our formation in 1998), by our former parent company of the Australian company TNT Limited through a UK subsidiary, and the integration and structuring of those and related businesses after our demerger in 1998. Some of these structures, which were set up in consultation with outside advisors, have been, or might be, challenged by various tax authorities.

An item that will be addressed in the addendum to our report to the UK tax authorities concerns whether some of our subsidiaries might have been resident in the United Kingdom prior to the acquisition of TNT Limited in December 1996 and, if so, whether tax on capital gains would have been due when the tax residency of those subsidiaries later may have moved to another European country. We are still investigating the residency of the relevant subsidiaries, but even if they were UK resident, we believe that the imposition of such a tax on capital gains would be impermissibly discriminatory under EU law.

The addendum will also deal among other things, with certain transfer pricing issues in respect of which on 9 February 2005 we made a payment on account to the UK tax authorities of €22 million. We charged this payment against a tax accrual that we recorded in 2004 in connection with this issue.

As part of a pilot publicly announced to the Dutch parliament to which the Dutch Ministry of Finance and the Confederation of Netherlands Industry and Employers (VNO-NCW) are committed, we recently signed a compliance covenant with the Dutch tax authorities to self-assess and transparently discuss our past, present and future tax issues with the Dutch tax authorities. The Dutch tax authorities have agreed, in turn, to take a clear position on such issues swiftly. An example of what we expect to discuss is the group-wide finance structure we have applied in the past and the structure we intend to apply in the future.

From the extensive review to date of our global tax position, on the basis of the facts and circumstances as currently known and advice received from external advisors, we currently believe that it is unlikely that we will incur an additional liability beyond what we have accrued to date, and thus we have not made any further provision in connection with these matters in our financial statements for 2005. To date no assessments relating to the items under investigation or analysis have been raised, and it is difficult to assess if and when, and if so, for what amount, any particular assessment might be raised. Our interpretation of past facts and circumstances and relevant tax laws and regulations may be open to challenge. However, our positions have been and are supported by strong external specialist advice, both contemporaneous and present, on the basis of which we have reached our estimates.

Although we currently believe that it is unlikely that we will incur an additional liability beyond what we have accrued to date, we estimate that the realistic range to reflect our total contingent liability in this regard, including potential penalties and interest, is between €150 million and €550 million. This estimate incorporates our current assessment of the matters underlying the contingent liability disclosure in our audited financial statements for 2004. This estimate is based on a probability-weighted assessment of our estimated total theoretical liability. It has been tested against possible settlement negotiation scenarios. Altogether this estimate represents 25-30% of the non-probability weighted estimated theoretical maximum liability - in the highly unrealistic scenario where all of our tax positions under investigation or analysis were successfully challenged, we and all relevant tax authorities were unable to reach any settlement whatsoever, and all of our positions were rejected by all relevant courts. We believe this is highly unlikely.

Our estimate of the realistic range of the total contingent liability of €150-€550 million involves a series of complex judgments about past and future events and relies on estimates and assumptions. Although we believe that the estimates and assumptions supporting our assessments are reasonable and are supported by external advice, our ultimate liability in connection with these matters will depend upon the assessments raised, the result of any negotiations with the relevant tax authorities and the outcome of any related litigation.

2005 Annual Report and Form 20-F	101

Back to Contents

Chapter 11	Other financial information on the company

OTHER
We are involved in several legal proceedings relating to the normal conduct of our business. We do not expect any liability arising from any of these legal proceedings to have a material effect on our results of operations, liquidity, capital resources or financial position. We believe we have provided for all probable liabilities deriving from the normal course of business.

Equity reconciliation as per
	1 January 2004	31 December 2004

Total equity under Dutch GAAP	2,986	2,784

Minority interests	(17)	(19)

Equity under Dutch GAAP	2,969	2,765

Discounting provisions	1

Goodwill amortisation		135

Intangible assets		(6)

Other employee benefits	(35)	(34)

Employee benefits pensions	47	11

Minimum pension liability		454

Other	(1)

Equity under IFRS	2,981	3,325

Minority interests	17	19

Total equity under IFRS	2,998	3,344

(in € millions)

Reconciliation profit for the period attributable to the shareholders
Full year 2004

Profit attributable to the shareholders under Dutch GAAP	667

Goodwill amortisation	135

Intangible assets	(6)

Share based compensation	(6)

Other employee benefits	(3)

Employee benefits pensions	(38)

Other	3

Profit attributable to the shareholders under IFRS	752

(in € millions)

For a further description of these contingencies see note 28 to our consolidated financial statements and note 43 of the financial statements of TNT N.V.

CAPITAL EXPENDITURES PROJECTION FOR 2006
The total projected 2006 capital expenditures on property, plant and equipment and other intangible assets for our divisions is estimated to be €400 million, which is expected to be spent on similar types of property, plant and equipment and other intangible assets as in 2005. We believe that the net cash provided by our operating activities will be sufficient to fund these expenditures.

RELATED PARTY TRANSACTIONS AND BALANCES

Our group companies have trading relationships with a number of our partially consolidated joint ventures as well as with unconsolidated companies in which we only hold minority stakes. In some cases there are contractual arrangements in place under which our group companies source supplies from such undertakings, or such undertakings source supplies from our group companies. During 2005, sales made by our group companies to our joint ventures amounted to €42 million, compared to €24 million in 2004. Purchases from our joint ventures for 2005 amounted to €131 million, compared to €125 million in 2004. The net amounts due from joint venture entities as at 31 December 2005 totalled €49 million, compared to €49 million in 2004.

Loans receivable from associated companies are disclosed in notes 3 and 5 to our consolidated financial statements. As at 31 December 2005, no material amounts were payable by TNT to associated companies. We believe that all transactions with joint ventures and associated companies are conducted in the ordinary course of business and under normal arm’s length commercial terms and conditions.

For further disclosure of the related party transactions and balances we refer to note 32 to our consolidated financial statements. For information on our relationship with the State of the Netherlands see chapter 14 and note 32 to our consolidated financial statements.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The conversion from Dutch GAAP to IFRS is explained in detail in chapter 12, Note “Transition to International Financial Reporting Standards as adopted by the EU”.

102	2005 Annual Report and Form 20-F

Back to Contents

Other financial information on the company	Chapter 11

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

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. We have discussed the development and selection of these critical accounting policies and estimates with our independent auditors. In addition, our financial statements contain a summary of our significant accounting policies.

BUSINESS COMBINATIONS AND IMPAIRMENT OF GOODWILL AND OTHER LONG LIVED INTANGIBLE ASSETS
Under IFRS all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill.

Under IFRS we evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that impairment in value may have occurred. Our goodwill impairment tests include judgements regarding assumptions relating to the level of testing, future cash flow and discount rates.

The level we identify for impairment testing and the criteria we use to determine which groups should be aggregated also require judgement. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may result in changes to the level of testing in future periods. Additionally, the level of testing for IFRS may be lower than the level of testing for US GAAP, which adds another layer of complexity.

To determine whether goodwill is impaired, we use valuation techniques that involve estimating cash flows for future periods and discounting these cash flows to determine value in use.

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

Under US GAAP, there is a two-step impairment test. In the first step, we are required to make estimates regarding the fair values of reporting units (assets and liabilities, including recorded and unrecorded intangible assets) in determining whether goodwill impairment might exist. To the extent the first step indicates a possible impairment of goodwill, the second test is performed and consists of comparing the fair values with the carrying amount of the reporting unit’s goodwill in determining the amount of the impairment charge. We use valuation techniques to determine some of the fair values, which involve the same judgements as mentioned above regarding cash flows and discount rates.

Under both IFRS and US GAAP, we review our tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a “triggering event”). The review for recoverability requires us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. The determination of whether a triggering event has occurred as well as the development of the assumptions used to estimate future cash flows and determine fair value, requires the use of judgement, as mentioned above.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is valued at historical cost using a component approach, less depreciation or at the recoverable amount whenever impairment has taken place. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. The assets’ residual values and useful lives are based on our best estimates, and adjusted if appropriate, at each balance sheet date.

IMPAIRMENT OF RECEIVABLES
The risk of uncollectibility of accounts receivable is primarily estimated based on prior experience with and the past due status of doubtful debtors, while large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history. In addition, debtors in certain countries are subject to a higher collectibility risk, which is taken into account when assessing the overall risk of uncollectibility. Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation allowances would be required.

2005 Annual Report and Form 20-F	103

Back to Contents

Chapter 11	Other financial information on the company

POST-EMPLOYMENT BENEFITS
First time adoption of International Financial Reporting Standards
As permitted under IFRS 1, at the date of transition to IFRS we have elected to recognise all cumulative actuarial gains and losses and the unrecognised prior year service costs for all our defined benefit pension plans. For US GAAP purposes the actuarial gains and losses continue to be recognised under the corridor approach while unrecognised prior year service costs are recognised during the future service periods of the active employees. This has resulted in a difference in the pension expense and pension liability between IFRS and US GAAP.

Under IFRS, we have accounted for certain defined benefit obligations in Italy by using the actuarial present value of the vested benefits to which an employee is currently entitled, but based on the employee’s expected date of separation or retirement. For US GAAP purposes, we have accounted for these obligations using the nominal value of the vested benefits to which the employee is entitled to if an employee separates immediately. This option is permitted under Emerging Issues Task Force (EITF) No. 88-1, Determination of Vested Benefit Obligation for Defined Benefit Plan.

Pension cost
Inherent to the valuation of our pension liabilities and the determination of our pension cost are key assumptions, which include employee turnover, mortality and retirement ages, discount rates, expected long term returns on plan assets, and future wage increases, which are usually updated on an annual basis at the beginning of each financial year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional profit or expense in our statement of income. Included in note 10 in chapter 12 is a table that indicates the change in employer pension expense with a 0.5% change in certain key assumptions.

In 2005, our employer pension expense was €141 million (2004: 185). Total cash contributions in 2005 amounted to €264 million (2004: 437) and are expected to amount to approximately €222 million in 2006. Cash contributions to the various pension funds totalled €166 million. Of these payments €59 million was contributed as prescribed by the minimum funding requirements of the DNB. Our cash payments for pensions, which fall under the transitional plan for early retirement in the Netherlands and are directly paid by us (see note 10 to our consolidated financial statements), amounted to €98 million.

RESTRUCTURING
We periodically record restructuring charges resulting from restructuring operations, including consolidations and/or relocations of operations, changes in our strategic plan, or managerial responses to declines in demand, increasing costs or other market factors. Restructuring provisions reflect many estimates, including those pertaining to separation costs, consolidation of excess facilities, contract settlements and tangible asset impairments. Actual experience has been and may continue to be different from these estimates. As at 31 December 2005 and 2004, restructuring provisions were €43 million and €49 million, respectively.

ACCRUED CURRENT LIABILITIES
We also have to estimate the deferred revenues from stamps sold but not yet used by our customers. We use a seasonal model based on historical figures in order to account for the seasonal effects in sales to our customers (for example sales for Christmas greetings in November and December).

INCOME TAXES
We currently have significant deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, which will reduce taxable income in future periods. We recognise deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax asset to be recovered. This is based on estimates of taxable income by jurisdiction in which we operate and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods, and depending on the tax strategies that we may be able to implement, changes to the recognition of deferred tax assets could be required, which could impact our financial position and net income.

ACCOUNTING FOR DISCONTINUED OPERATIONS
Accounting for discontinued operations requires the use of significant assumptions and estimates, such as the assumptions used in the fair value calculations as well as the estimated costs to sell. We have evaluated the assets held for sale of our discontinued logistics operations as a disposal group in performing our impairment analysis.

CONTINGENT LIABILITIES
Legal proceedings and tax issues covering a range of matters are pending in various jurisdictions against us. Due to the uncertainty inherent in such matters, it is often difficult to predict the final outcome. The cases and claims against us often raise difficult and complex factual and legal issues which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, we consult with legal counsel and certain other experts on matters related to litigation and taxes.

We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

104	2005 Annual Report and Form 20-F

Back to Contents

Other financial information on the company	Chapter 11

RECONCILIATION OF IFRS TO US GAAP

Our financial statements are prepared in accordance with IFRS, which differ in certain respects from US GAAP. In the case that our IFRS accounting policies do not correspond with the required US GAAP accounting treatment and this is estimated to have a significant effect on our consolidated net income and shareholders’ equity, we have highlighted these differences in the reconciliation of our IFRS net income and shareholders’ equity to those under US GAAP, as presented in note 34 to our consolidated financial statements.

Net income determined in accordance with US GAAP was €632 million in 2005 (2004: 714), which was €27 million lower than net income determined in accordance with IFRS in 2005 compared to €38 million lower in 2004. This difference mainly relates to employee benefits. As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, at the date of transition to IFRS we have elected to recognise all cumulative actuarial gains and losses and the unrecognised prior year service costs for all our defined benefit pension plans. For US GAAP purposes the actuarial gains and losses and unrecognised prior year service costs continue to be recognised under the corridor approach. This has resulted in a difference in the pension expense and pension liability between IFRS and US GAAP.

The main differences in our 2004 net income relate to the unwinding of an insurance contract in the mail division with a remaining balance of €130 million at the moment of the termination of the contract, which was offset by lower pension costs under US GAAP, the realisation of gains on real estate sales and a positive tax effect on the reconciling items.

Our shareholders’ equity determined in accordance with US GAAP was €2,757 million at 31 December 2005 (2004: 2,622), which was €505 million lower at 31 December 2005 and €703 million lower at 31 December 2004 than shareholders’ equity determined in accordance with IFRS. The lower equity under US GAAP was mainly caused by a direct equity movement related to a minimum pension liability of €587 million at 31 December 2005 (2004: 454), net of taxes. This was partly offset by differences relating to goodwill and employee benefits.

Under US GAAP we are required to record a minimum pension liability in the event the accumulated benefit obligation (ABO) exceeds the fair value of the pension plan assets with a corresponding reduction in shareholders’ equity net of deferred taxes. Under IFRS such a minimum pension liability is not required.

As at 31 December 2005 and 2004, the ABO amounted to €5,194 million and €4,643 million, respectively. The increase in the ABO was mainly due to a decrease in interest rates from 4.8% in 2004 to 4.3% in 2005 (impact approximately €440 million). As at 31 December 2005 and 2004 the ABO for certain of our pension plans in the Netherlands, in Germany, and in the United States exceeded the plan assets, we were required to record a minimum pension liability of €843 million.

As at 31 December 2004 our repurchase of shares, relating to the second tranche of our September 2004 share repurchase plan, amounting to €259 million qualified under US GAAP as financial liability rather than equity.

As a result of our December 2005 announcement to focus on our core competency of providing delivery services, we have presented assets and liabilities of our discontinued logistics business as long lived assets to be disposed of by sale and have presented our profit (loss) for the period from our discontinued logistics business as profit (loss) from discontinued operations. As required under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, we have not depreciated or amortised, since 6 December 2005, our assets held for sale.

IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, requires us to classify non-current assets or a disposal group as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets or disposal group should meet the following criteria:

•	the asset or disposal group must be available for immediate sale in its present condition,
•	the sale must be highly probable, which requires appropriate level of management be committed to a plan to sell the assets or disposal group,
•	an active programme to locate a buyer and complete the plan must have been initiated,
•	the asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value,
•	the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We have met all the criteria as required under IFRS 5. Our Board of Management is committed to a plan to sell the assets and as defined in the Dutch Civil Code, it can legally represent the company even in the event the general meeting of shareholders may not grant approval to certain resolutions. Furthermore, the Dutch Civil Code states that when a Board of Management commits a company in legally valid matters, the company is bound towards a third party. The logistics business is available for immediate sale in its present condition and we believe the sale of the business is highly probable.

The position of the SEC is that in the event shareholder approval is required, management is not considered having authority. Accordingly, under US GAAP the criteria

2005 Annual Report and Form 20-F	105

Back to Contents

Chapter 11	Other financial information on the company

“management having the authority to approve the action, commits to a plan to sell the asset” is not met. The French logistics business meets all criteria and has been presented as discontinued operations and the remainder of the logistics business has presented as part of continuing operations.

Depreciation and amortisation from 6 December 2005 to 31 December 2005 for our discontinued logistics business other than the French activities that we sold during 2005 amounted to €8 million and is included as a reconciling item between IFRS and US GAAP.

The following table indicates our 2005 operating income determined in accordance with IFRS, compared to that determined in accordance with US GAAP:

	Year ended at 31 December
	IFRS			US GAAP
Operating income	2005		% of total	2005		% of total
	US$	€		US$	€

Mail	920	777	67.0	904	763	60.1

Express	561	474	40.9	562	475	37.4

Freight management	13	11	0.9	13	11	0.9

Logistics				148	125	9.9

Non-allocated	(122)	(103)	(8.8)	(124)	(105)	(8.3)

Total	1,372	1,159	100.0	1,503	1,269	100.0

(in millions, except percentages)

In 2005 the IFRS operating income in the mail division was higher by €14 million as compared with the operating income under US GAAP. Certain employee benefit expenses related to payments expected to be made to certain employees on reaching a specific number of years of service. As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, at the date of transition to IFRS, we recorded a liability with a corresponding adjustment to shareholders’ equity as at that date. For US GAAP purposes, we have included the amount in the income statement resulting in a difference in the profit for the period between IFRS and US GAAP. This was partly offset by higher pension expenses under IFRS.

Operating income in our express and freight management businesses have no material differences between IFRS and US GAAP.

	Year ended at 31 December
Operating income	IFRS		US GAAP
	2004	% of total	2004	% of total

Mail	806	72.2	747	61.4

Express	375	33.6	380	31.3

Freight management	6	0.5	6	0.5

Logistics			155	12.8

Non-allocated	(71)	(6.3)	(73)	(6.0)

Total	1,116	100.0	1,215	100.0

(in € millions, except percentages)

In 2004 the IFRS operating income in the mail division was higher than under US GAAP. This was caused by the unwinding of an insurance contract. The agreement with an insurance company related to settling future wage guarantees that was entered in 2001, was terminated in December 2004 following an unfavourable court decision with regard to the timing of the deductibility of the consideration for tax purposes. This higher result under IFRS was partly offset by higher pension charges.
Within express the difference between IFRS and US GAAP operating income was primarily the result of amortisation of other long lived intangible assets recognised under US GAAP	prior to 1 January 2004 and higher pension expenses and expenses relating to share based payments under IFRS. Freight management operating income has no material differences between IFRS and US GAAP.

106	2005 Annual Report and Form 20-F

Back to Contents

Other financial information on the company	Chapter 11

RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board in the United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, could affect our consolidated financial statements for US GAAP reporting.

In December 2004, the FASB issued a revised version of SFAS 123, Share-based payments, Revised 2004 (SFAS 123(R)). The SEC has issued Staff Accounting Bulletin No. 107, relating to the adoption of SFAS 123(R). SFAS 123(R) requires us to measure all employee share based compensation awards using a fair value method, estimate award forfeitures, and record such expense in our consolidated statements of income. This statement supersedes APB Opinion No. 25, Accounting for Stock issued to Employees. The provisions of this statement were effective 1 January 2006. As permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, we have elected, effective 1 January 2005, to measure our share based payments using a fair value method under SFAS 123 using the transition provisions of SFAS 148. Accordingly, we do not expect the adoption of SFAS 123(R) to have a material impact on our financial statements. The Emerging Issues Task Force (EITF) issued EITF 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This pronouncement requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortised over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of acquisition of the leasehold improvement. We are required to adopt this pronouncement effective 1 January 2006 and do not expect the adoption the EITF 05-6 to have a material impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities expose us to a variety of financial risks, such as market risks (including foreign currency exchange risk, interest rate risk and commodity price risk), credit risk, liquidity risk and cash flow risk. All of these risks arise in the normal course of business. In order to manage the risk arising from these exposures, we utilise a variety of foreign exchange, interest rate and commodity forward contracts, options and swaps to hedge certain exposures.

We use derivative financial instruments solely for the purpose of hedging underlying exposures. We enter into contracts related to derivative financial instruments for periods commensurate with our underlying exposures and do not take positions independent of these exposures. None of these financial instruments are leveraged or used for trading purposes or to take speculative positions. For more information see our note on “Financial Risk Management” in chapter 12.

2005 Annual Report and Form 20-F	107

Back to Contents

108	2005 Annual Report and Form 20-F

Back to Contents

Chapter 12

FINANCIAL

STATEMENTS

2005 Annual Report and Form 20-F	109

Back to Contents

Chapter 12	Financial statements

110	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Meeting of Shareholders of TNT N.V.

We have audited the accompanying consolidated balance sheets of TNT N.V. and its subsidiaries as of 31 December 2005 and 2004 and the related consolidated statements of income, of cash flows and of changes in group equity for each of the two years in the period ended 31 December 2005, as set out on pages 112 to 182. These consolidated financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TNT N.V. and its subsidiaries at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards.

As discussed in the paragraph regarding the adoption of IAS 32 and IAS 39 on page 123 in the notes to the consolidated financial statements, TNT N.V. changed its accounting for financial instruments effective 1 January 2005.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Amsterdam, 24 February 2006
PricewaterhouseCoopers Accountants N.V.

Drs M. de Ridder RA

2005 Annual Report and Form 20-F	111

Back to Contents

Chapter 12	Financial statements

CONSOLIDATED BALANCE SHEETS
Before proposed appropriation of profit

			At 31 December

		2005	variance %	2004

	Non-current assets

O 1	Intangible assets

	Goodwill	1,626		2,425

	Other intangible assets	212		218

	Total intangible assets	1,838	(30.5)	2,643

O 2	Property, plant and equipment

	Land and buildings	805		960

	Plant and equipment	313		464

	Other	390		453

	Construction in progress	44		47

	Total property, plant and equipment	1,552	(19.3)	1,924

O 3	Financial fixed assets

	Investments in associates	47		84

	Other loans receivable	13		21

O 23	Deferred tax assets	188		253

	Prepayments and accrued income	25		145

	Total financial fixed assets	273	(45.7)	503

	Total non-current assets	3,663	(27.8)	5,070

	Current assets

O 4	Inventory	29		46

O 5	Accounts receivable	1,471		1,927

O 23	Income tax receivable	78		162

O 6	Prepayments and accrued income	218		391

O 7	Cash and cash equivalents	559		633

	Total current assets	2,355	(25.5)	3,159

O 8	Assets held for sale	2,378

	Total assets	8,396	2.0	8,229

	Equity attributable to the equity holders of the parent	3,262		3,325

	Minority interests	17		19

O 9,36	Total equity	3,279	(1.9)	3,344

	Non-current liabilities

O 23	Deferred tax liabilities	233		236

O 10	Provisions for pension liabilities	136		339

O 11	Other employee benefit obligations	49		75

O 12	Other provisions	105		100

O 13	Long term debt	1,071		1,440

	Accrued liabilities	14		31

	Total non-current liabilities	1,608	(27.6)	2,221

	Current liabilities

	Trade accounts payable	320		670

O 12	Short term provisions	29		49

O 14	Other current liabilities	571		507

O 23	Income tax payable	233		130

O 15	Accrued current liabilities	1,126		1,308

	Total current liabilities	2,279	(14.5)	2,664

O 8	Liabilities related to assets classified as held for sale	1,230

	Total liabilities and equity	8,396	2.0	8,229

(in € millions, except percentages)
•	The figure # O in the line items of these financial statements refer to the notes to the financial statements.
•	The accompanying notes form an integral part of the financial statements.

112	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

CONSOLIDATED STATEMENTS OF INCOME

		Year ended at 31 December

		2005	variance %	2004

O 16	Net sales	10,050		9,077

O 17	Other operating revenues	55		29

	Total revenues	10,105	11.0	9,106

O 18	Other income	38	375.0	8

	Cost of materials	(408)		(342)

	Work contracted out and other external expenses	(4,196)		(3,557)

O 19	Salaries and social security contributions	(3,413)		(3,248)

O 20	Depreciation, amortisation and impairments	(320)		(303)

O 21	Other operating expenses	(647)		(548)

	Total operating expenses	(8,984)	12.3	(7,998)

	Operating income	1,159	3.9	1,116

	Interest and similar income	115		99

	Interest and similar expenses	(121)		(117)

O 22	Net financial (expense)/income	(6)	(66.7)	(18)

	Results from investments in associates	(2)		(2)

	Profit before income taxes	1,151	5.0	1,096

O 23	Income taxes	(379)		(375)

	Profit for the period from continuing operations	772	7.1	721

O 8	Profit/(loss) from discontinued operations	(111)		31

	Profit for the period	661	(12.1)	752

	Attributable to:

	Minority interests	2

	Shareholders	659	(12.4)	752

	Earnings per ordinary share (in € cents)[1]	145.0		158.9

	Earnings per diluted ordinary share (in € cents)[2]	144.4		158.7

	Earnings from continuing operations per ordinary share (in € cents)[1]	169.5		152.3

	Earnings from continuing operations per diluted ordinary share (in € cents)[2]	168.7		152.1

	Earnings from discontinued operations per ordinary share (in € cents)[1]	(24.5)		6.6

	Earnings from discontinued operations per diluted ordinary share (in € cents)[2]	(24.3)		6.6

(in € millions, except percentages and per share data)
1	In 2005 based on an average of 454,367,662 of outstanding ordinary shares (2004: 473,387,568). See note 29.
2	In 2005 based on an average of 456,360,619 of oustanding diluted ordinary shares (2004: 473,980,149). See note 29.
• The figure # O in the line items of these financial statements refer to the notes to the financial statements.
• The accompanying notes form an integral part of the financial statements.

2005 Annual Report and Form 20-F	113

Back to Contents

Chapter 12	Financial statements

CONSOLIDATED CASH FLOW STATEMENTS
Before proposed appropriation of net income

		Year ended at 31 December

		2005	variance %	2004

	Profit before income taxes	1,151		1,096

	Adjustments for:

	Depreciation, amortisation and impairments	320		303

	Share based payments	8		5

	Investment income:

	Profit/loss on sale of property, plant and equipment	(38)		(5)

	Interest and similar income	(115)		(99)

	Foreign exchange gains	2		2

	Foreign exchange (losses)

	Interest and similar expenses	119		115

	Results from investments in associates	2		2

	Changes in provisions:

	Pension liabilities	(123)		(254)

	Other provisions	52		13

	Changes in working capital:

	Inventory	(2)		6

	Accounts receivable	(164)		(53)

	Other current assets	(3)		12

	Trade payables	(77)		23

	Other current liabilities excluding short term financing and taxes	66		33

	Cash generated from operations	1,198	(0.1)	1,199

	Interest paid	(84)		(87)

	Income taxes paid	(130)		(404)

O 24	Net cash from operating activities	984	39.0	708

	Acquisition of group companies (net of cash)	(36)		(196)

	Disposal of group companies and joint ventures	(5)

	Investment in associates	(13)		(11)

	Disposal of associates	3		1

	Capital expenditure on intangible assets	(80)		(59)

	Disposals of intangible assets	1		2

	Capital expenditure on property, plant and equipment	(233)		(225)

	Proceeds from sale of property, plant and equipment	43		21

	Other changes in (financial) fixed assets	18		164

	Changes in minority interests	(3)		2

	Interest received	40		33

O 25	Net cash used in investing activities	(265)	1.1	(268)

	Repurchase of shares	(473)		(151)

	Other equity changes	16		3

	Proceeds from long term borrowings	28		5

	Repayments to long term borrowings	(2)		(69)

	Proceeds from short term borrowings[1]	14		8

	Repayments to short term borrowings	(69)		(56)

	Proceeds from finance lease	7		11

	Payments of finance lease	(4)		(9)

	Dividends paid	(268)		(237)

	Financing relating to our discontinued logistics business [2]	(28)		211

O 26	Net cash used in financing activities	(779)	174.3	(284)

	Change in cash	(60)	(138.5)	156

	Cash at the beginning of the period as reported in 2004	633		470

	of which discontinued (see note 8)	(71)		(60)

	Cash at the beginning of the period	562	37.1	410

	Adoption IAS 32/39 per 1January 2005 [1]	46

	Exchange rate differences	11		(4)

	Change in cash	(60)		156

	Cash at the end of the period	559	(0.5)	562

(in € millions, except percentages) For notes see page 115.

114	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

	Issued share capital	Additional paid in capital	Cumulative translation adjustment	Fair value and other reserves	Retained earnings	Attributable to equity holders of the parent	Minority interest	Total equity

Balance at 1 January 2004	230	1,421		1,115	215	2,981	17	2,998

Profit for the period					752	752		752

Currency translation adjustment			(35)	6		(29)	2	(27)

Other				(3)		(3)		(3)

Total recognised income for the year			(35)	3	752	720	2	722

Final dividend previous year					(142)	(142)		(142)

Appropriation of net income				73	(73)

Interim dividend current year					(95)	(95)		(95)

Repurchase of shares				(151)		(151)		(151)

Share based compensation				6		6		6

Other				6		6		6

Total direct changes in equity				(66)	(310)	(376)		(376)

Balance at 31 December 2004	230	1,421	(35)	1,052	657	3,325	19	3,344

Effect on adoption of IAS 32/39				(268)		(268)		(268)

Balance at 1 January 2005	230	1,421	(35)	784	657	3,057	19	3,076

Profit for the period					659	659	2	661

Gains/(losses) on cashflow hedges,				(12)		(12)		(12)
net ot tax

Currency translation adjustment			19			19		19

Total recognised income			19	(12)	659	666	2	668
for the year

Final dividend previous year					(168)	(168)		(168)

Appropriation of net income				489	(489)

Interim dividend current year					(100)	(100)		(100)

Repurchase of shares				(231)		(231)		(231)

Share based compensation				10		10		10

Other				28		28	(4)	24

Total direct changes in equity				296	(757)	(461)	(4)	(465)

Balance at 31 December 2005	230	1,421	(16)	1,068	559	3,262	17	3,279

(in € millions)
•	The accompanying notes form an integral part of the financial statements.

Notes to the consolidated cash flow statements

1	On adoption of IAS 32 as at 1 January 2005, bank overdraft of €46 million was no longer netted off from cash and cash equivalents.

2	See note 8 for additional information on cash flows related to our discontinued logistics business.
	•	Certain items in the consolidated cash flow statements have been adjusted for non-cash movements, principally assets acquired under finance leases, foreign exchange effects and newly consolidated and deconsolidated entities. As a result these amounts do not correspond to the differences between the balance sheet amounts for the respective items.
	•	The accompanying notes form an integral part of the financial statements.
	•	The figures # O in the line items of these financial statements refer to the notes to the financial statements.

2005 Annual Report and Form 20-F	115

Back to Contents

Chapter 12	Financial statements

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

GENERAL INFORMATION AND DESCRIPTION OF OUR BUSINESS
TNT N.V. (formerly called TPG N.V.) is a public limited liability company domiciled in Amsterdam, the Netherlands. The consolidated financial statements include the financial statements of TNT N.V. and its consolidated subsidiaries (hereafter referred to as “we”, “TNT”, “our” or “us”). We changed our name from TNT Post Group N.V. to TPG N.V. on 6 August 2001 and we changed our name from TPG N.V. to TNT N.V. on 11 April 2005. TNT N.V. was incorporated under the laws of the Netherlands on 29 December 1997 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges. On 20 February 2006 we announced our intention to delist from the London and Frankfurt stock exchanges in the first half of 2006, as the costs and requirements for these listings are not justified by the low trading volume in our shares at both stock exchanges.

In December 2005 we announced a strategy to focus on our core competency of providing delivery services by expertly managing delivery networks. Based on our refined strategy we will now manage our business through two divisions: mail and express, with the express division including both our express and our freight management businesses. The mail segment primarily provides services for collecting, sorting, transporting and distributing domestic and international mail. The express segment provides demand door-to-door express delivery services for customers sending documents, parcels and freight worldwide. The freight management segment provides air and sea freight transportations by acquiring cargo space from airline and shipping firms.

The majority of our former logistics division is reported as discontinued operations/assets held for sale. Consequently, in our balance sheet as at 31 December 2005 we have grouped together all assets and all liabilities relating to our discontinued logistics business. As prescribed by IFRS 5, Non current assets held for sale and discontinued operations, our 31 December 2004 balance sheet has not been adjusted. In our statement of income for 2005, we have presented the net result of our discontinued logistics business on a separate line. Our 2004 statement of income has been adjusted for comparability purposes. Our 2005 and 2004 cash flow statements include cash flows and cash balances of our continuing operations.

The consolidated financial statements have been authorised for issue by our Board of Management and our Supervisory Board on 24 February 2006 and are subject to adoption at the annual general meeting of shareholders on 20 April 2006.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements for the year ended 31 December 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). IFRS includes the application of International Financial Reporting Standards including International Accounting Standards (IAS) and related Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and Interpretations of the Standing Interpretations Committee (SIC). For TNT, there are no differences between the IFRS as adopted by the EU and the IFRS as issued by the International Accounting Standards Board (IASB).

The policies set out below have been consistently applied to all the years presented except for those relating to the recognition and measurement of financial instruments. We have made use of the exemption available under IFRS 1, First-time Adoption of International Financial Reporting Standards, to only apply IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, from 1 January 2005. The policies applied to financial instruments for 2004 and 2005 are disclosed separately below.

Our consolidated financial statements until 31 December 2004 were prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP). Dutch GAAP differs in some areas from IFRS. In preparing our 2005 consolidated financial statements, management has amended certain accounting and valuation methods applied in the Dutch GAAP financial statements to comply with IFRS. The comparative figures for 2004 were adjusted to reflect these adjustments.

Changes in accounting policies, reconciliations and descriptions of the effect of the transition from Dutch GAAP to IFRS on our balance sheet and on our statement of income for the period ended 31 December 2004 are included in the note “Transition to International Financial Reporting Standards”.

All amounts included in the financial statements are presented in euros, unless indicated otherwise.

Consolidation
Consolidated financial information, including subsidiaries, associates and joint ventures, has been prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions, balances and unrealised gains on transactions have been eliminated on consolidation. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The consolidated financial statements include the financial statements of TNT N.V. and its consolidated entities. A complete list of subsidiaries, associates and joint ventures included in our consolidated financial statements is filed for public review at the Chamber of Commerce in Amsterdam. This list has been prepared in accordance with the provisions of article 379 (1) and article 414, book 2 of the Dutch Civil Code.

116	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

As the financial statements of TNT N.V. are included in the consolidated financial statements, the corporate statements of income are presented in an abridged form (article 402, part 9, book 2 of the Dutch Civil Code).

SUBSIDIARIES
A subsidiary is an entity controlled, directly or indirectly, by TNT N.V. Control is regarded as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether we control another entity. Subsidiaries are fully consolidated from the date on which control is transferred to us and are de-consolidated from the date on which control ceases.

We use the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of our share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of our share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against our interests except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Our subsidiaries’ accounting policies have been changed where necessary to ensure consistency with our policies.

ASSOCIATES
An associate is an entity, including an unincorporated entity such as a partnership, that is neither a subsidiary nor an interest in a joint venture and over whose commercial and financial policy decisions TNT has the power to exert significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control over those policies.

Our share in the results of all significant associates is included in the consolidated statements of income using the equity method. The carrying value of our share in associates includes goodwill on acquisition and includes changes to reflect our share in net earnings of the respective companies, reduced by dividends received. Our share in non-distributed earnings of associates is included in other reserves within shareholders’ equity. When our share of any accumulated losses exceeds the acquisition value of the shares in the associates the book value is reduced to zero and the reporting of losses ceases, unless we are bound by guarantees on other undertakings in relation to the associate.

JOINT VENTURES
A joint venture is a contractual arrangement whereby we and one or more parties undertake an economic activity that is subject to joint control. Joint ventures in which we participate with other party(ies) are proportionately consolidated. In applying the proportionate consolidation method, our percentage share of the balance sheet and income statement items are included in our consolidated financial statements.

Foreign currency translation
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet, income and expenses for each income statement are translated at average exchange rates, and all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustment).

FROM 1 JANUARY 2004 TO 31 DECEMBER 2004
Foreign currency transactions are translated into euros, the functional currency, using the exchange rates at the dates of the transactions or at an average exchange rate for accounting purposes. Accounts receivable, liabilities, cash and cash equivalents denominated in foreign currencies are translated into euro at the rate of exchange at the balance sheet date or at the forward exchange rate if a forward contract has been entered into.

Exchange rate differences are included in the statements of income under interest and similar income or interest and similar expenses.

FROM 1 JANUARY 2005
Foreign exchange gains and losses resulting from the settlement of transactions, including foreign currency transactions, and from the translation at the year end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where hedge accounting is applied. Foreign exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments are taken to the cumulative translation adjustment on consolidation. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2005 Annual Report and Form 20-F	117

Back to Contents

Chapter 12	Financial statements

Intangible assets
GOODWILL
The excess of the cost of acquisition over the fair value of our share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries and joint ventures is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates.

Goodwill arising on acquisitions is capitalised and subject to impairment review, both annually and when there are indications that the carrying value may not be recoverable. Goodwill is impaired if the recoverable amount of the cash generating unit to which it is allocated is lower than its carrying value. The recoverable amount is defined as the higher of cash generating unit’s fair value less costs to sell and its value in use using the discounted cash flow method by including additions in property, plant and equipment to cover forecast growth. Impairments on goodwill recognised in prior periods can not be reversed.

For the purpose of assessing impairment, corporate assets and liabilities are allocated to specific cash generating units before impairment testing. The basis for this allocation is to the extent in which those assets or liabilities contribute to the future cash flows of the unit under review.

SOFTWARE AND OTHER INTANGIBLE ASSETS
Costs related to the development and installation of software for internal use are capitalised at historical cost and amortised over the estimated useful life. Other intangible assets mainly include customer lists, assets under development, licences and concessions.

An asset is transferred to its respective intangible asset category at the moment it is ready for use and is amortised on a straight-line method over its estimated useful life. Other intangible assets are valued at the lower of historical cost less amortisation and impairment.

An impairment review is performed whenever a triggering event occurs. An intangible asset is impaired if the recoverable amount is lower than the carrying value. The recoverable amount is defined as the higher of an asset’s fair value less costs to sell and its value in use. Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. A triggering event is an event or change in circumstances indicating that the carrying amount may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being the cash generating units. Impairments are reversed if and to the extent that the impairment no longer exists.

Property, plant and equipment
Property, plant and equipment is valued at historical cost using a component approach, less depreciation or at the recoverable amount whenever impairment has taken place. In addition to costs of acquisition, we also include costs of bringing the asset to working condition, handling and installation costs and the non-refundable purchase taxes. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably.

Land is not depreciated. System software is capitalised and amortised as a part of the tangible fixed asset for which it was acquired to operate, because the estimated useful life is inextricably linked to the estimated useful life of the associated asset.

An impairment review is performed whenever a triggering event occurs. Property, plant and equipment is impaired if the recoverable amount is lower than the carrying value. The recoverable amount is defined as the higher of an asset’s fair value less costs to sell and its value in use.

An impairment loss recognised in prior periods for an asset shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being the cash generating units.

Leases of property, plant and equipment, where we have substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in long term debt. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

Financial instruments
FROM 1 JANUARY 2004 TO 31 DECEMBER 2004
We use derivative financial instruments as part of an overall risk-management strategy. When used, these instruments are applied as means of hedging exposure to foreign currency risk, interest rate risk and commodity risk connected to anticipated cash flows or existing assets and liabilities. We do not hold or issue derivative financial instruments for trading purposes.

Gains and losses from foreign currency forward exchange contracts that are hedging anticipated cash flows are deferred in other assets or other liabilities and recognised in the statements of income, or as adjustments of carrying amounts, when the hedged transaction occurs. If an anticipated cash

118	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

flow does not occur or is expected not to occur, the foreign currency forward exchange contract is terminated and any result is recognised in interest and similar income or interest and similar expenses.

The net exposures of derivative financial instruments are revalued at the prevailing spot exchange rate. Realised and unrealised gains and losses resulting from hedges of on-balance sheet foreign currency exposure are included in interest and similar income or in interest and similar expenses offsetting the revaluation of the underlying on-balance sheet items. Foreign currency gains and losses on derivative financial instruments used to hedge our net investments in foreign operations are recorded in equity, net of taxes.

Premium or discounts arising at the inception of foreign currency derivatives are amortised over the life of the contract and included in interest and similar income or interest and similar expenses. Payments and receipts on interest rate swaps are recorded on an accruals basis. If interest rate swaps are terminated early, the gain or loss on interest is recorded within interest and similar income or interest and similar expenses.

FROM 1 JANUARY 2005
Financial instruments are accounted for in accordance with IAS 32 and IAS 39. We classify financial assets and liabilities into the following categories: derivatives, loans and receivables, held-to-maturity investments, available-for-sale financial assets and liabilities not held for trading purposes.

Derivative financial instruments are recorded at fair value on our balance sheets. Derivatives not designated as hedges must be adjusted to fair value through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in its fair value that are considered to be effective, as defined, either offset the change in fair value of the hedged assets, liabilities, or firm commitments through income, or are recorded in a separate component in shareholders’ equity until the hedged item is recorded in income. Any portion of a change in a derivative’s fair value that is considered to be ineffective, or is excluded from the measurement of effectiveness, is immediately recorded in income.

We document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. We also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit and loss (for example, when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the asset or liability.

When a hedging instrument expires or is sold, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time, remains in equity when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which we have no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities where we have the positive intention and ability to hold to maturity.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories above. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date. The trade-date is the date on which we commit to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and we have transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the consolidated statements of income as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), we establish fair value by using

2005 Annual Report and Form 20-F	119

Back to Contents

Chapter 12	Financial statements

valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis refined to reflect the issuer’s specific circumstances.

We assess at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Inventories
Inventories of raw materials and finished goods are valued at the lower of historical cost or net realisable value less any provision required for obsolescence. Historical cost is based on weighted average prices.

Accounts receivable
FROM 1 JANUARY 2004 TO 31 DECEMBER 2004
Accounts receivable are stated at nominal value net of an allowance for doubtful receivables. Loans receivable from associated companies due within one year are included in accounts receivable.

FROM 1 JANUARY 2005
Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents include cash at hand, bank account balances, bills of exchange and cheques (only those which can be cashed in the short term). All highly liquid investments with an original maturity of three months or less at date of purchase are considered to be cash equivalents.

Non-current assets held for sale and discontinued operations
Non-current assets (or disposal groups) held for sale are classified as assets held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Assets held for sale are no longer amortised or depreciated from the time they are classified as such.

Operations that represent a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale and either have been disposed of or have been classified as held for sale, are presented as discontinued operations in our statements of income.

Shareholders’ equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the company’s shareholders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s shareholders.

Incremental costs directly attributable to the issue of new shares or options for the acquisition of business combinations are included in the cost of acquisition as part of the purchase consideration.

Employee benefit obligations
POST-EMPLOYMENT OBLIGATIONS
The obligation for all pension and other post-employment plans that qualify as defined benefit obligation is determined by calculating the present value of the defined benefit obligation and deducting the fair value of the plan assets. We use actuarial calculations (projected unit credit method) to measure the obligations and the costs. For the calculations, actuarial assumptions are made about demographic variables (such as employee turnover and mortality) and financial variables (such as future increases in salaries). The discount rate is determined by reference to market rates.

Cumulative actuarial gains and losses are recognised for the portion that these exceed the higher of 10% of the obligation and 10% of the fair value of plan assets (corridor approach). The excess is recognised over the employees’ expected average remaining service lives.

Past service costs, if any, are recognised on a straight-line basis over the average vesting period of the amended pension or early retirement benefits. Certain past service costs may be recognised immediately if the benefits are vested immediately.

120	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Gains or losses on the curtailment or settlement of a defined benefit plan are recognised at the date of the curtailment or settlement.

Pension costs for defined contribution plans are expensed in the consolidated statements of income when incurred.

TERMINATION BENEFITS
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. We recognise termination benefits when we have demonstrably committed to terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to their present values.

OTHER LONG TERM EMPLOYEE OBLIGATIONS
These employee benefits include long-service leave or sabbatical leave, jubilee or other long service benefits, long term disability benefits and, if they are not payable wholly within twelve months after the end of the period, profit-sharing, bonuses and deferred compensation.

The expected costs of these benefits are recognised over the period of employment. Actuarial gains and losses and changes in actuarial assumptions, are charged or credited to income in the period such gain or loss occur. Further, all past service costs are recognised immediately.

PROFIT-SHARING AND BONUS PLANS
We recognise a liability and an expense for cash settled bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to our shareholders after certain adjustments. We recognise a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share based payments
Share based payment transactions are transactions in which we receive benefits from our employees in consideration for our equity instruments. The fair value of the share based transactions is recognised as an expense (employee costs) and a corresponding increase in equity over the vesting period. The fair value of employee share based payments is calculated using the Monte Carlo model. The equity instruments granted do not vest until the employee completes a specified period of service. The amount recognised is adjusted over the vesting period for changes in the estimate of the number of securities that will be issued but not for changes in the fair value of those securities. Therefore, on vesting date the amount recognised is the exact number of securities that can be issued as of that date, measured at the fair value of those securities at grant date.

Provisions
Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recorded for restructuring, retirements, onerous contracts and other obligations. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the increases specific to the liability. Provisions for onerous contracts are recorded when the unavoidable costs of meeting the obligation under the contract exceed the economic benefits expected to arise from that contract, taking into account impairment of fixed assets first.

Income taxes
The amount of income tax included in the statements of income is determined in accordance with the rules established by the taxation authorities, based on which income taxes are payable or recoverable.

Deferred tax assets and liabilities, arising from temporary differences between the nominal values of assets and liabilities and the fiscal valuation of assets and liabilities, are calculated using the tax rates expected to apply when they are realised or settled. Deferred tax assets are recognised if it is probable that they will be realised in the foreseeable future. Deferred tax assets and liabilities where a legally enforceable right to offset exists and within the same consolidated tax group are presented net in the consolidated balance sheets.

Revenue recognition
Revenues are recognised when services are rendered, goods are delivered or work is completed. Losses are recorded when probable. Revenue is the gross inflow of economic benefits during the current year arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

Revenues of delivered goods and services are recognised when:

•	we have transferred to the buyer the significant risks and rewards of ownership of the goods,
•	we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control of the goods sold,
•	the amounts of revenue are measured reliably,
•	it is probable that the economic benefits associated with the transaction will flow to us,
•	the costs to be incurred in respect of the transaction can be measured reliably, and
•	the stage of completion of the transaction at the balance sheet date can be measured reliably.

2005 Annual Report and Form 20-F	121

Back to Contents

Chapter 12	Financial statements

Revenue is measured at the fair value of the consideration of received amounts or receivable amounts.

Amounts received in advance are recorded as accrued liabilities until services are rendered to customers, goods are delivered or work is completed, using the percentage of completion method, based on services provided.

NET SALES
Net sales represent the revenues from the delivery of goods and services to third parties less discounts, credit notes and taxes levied on sales.

OTHER OPERATING REVENUES
Other operating revenues include revenues that do not arise from our normal operations and mainly include rental income from temporarily leased-out property.

Other income
Other income includes net gains from the sale of property, plant and equipment and other gains.

Operating leases
Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Dividend distribution
Dividend distribution to our shareholders is recognised as a liability in our financial statements in the year in which the dividends are approved by our shareholders.

Accounting principles relating to the consolidated cash flow statement
The cash flow statements have been prepared using the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate differences affecting cash items are shown separately in the cash flow statements. Receipts and payments with respect to taxation on profits are included in the cash flow from operating activities. Interest payments are included in cash flows from operating activities while interest receipts are included in cash flows from investing activities. The cost of acquisition of new group companies, associated companies and investments, insofar as it was paid for in cash, is included in cash flows from investing activities. Acquisitions of group companies are presented net of cash balances acquired. Cash flows from derivatives are recognised in the statement of cash flows in the same category as those of the hedged item.

Segment reporting
We identify our primary reporting segments based on our assessment of risks and rates of return which are affected predominantly by differences in our products and services. As a result of this assessment, we have identified three reportable segments: mail, express and freight management. The secondary reporting format is geographically based. Business relations between the companies within the segments of TNT are transacted at arm’s length prices.

122	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

ADOPTION OF IAS 32 AND IAS 39
 Effective 1 January 2005, we adopted IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and measurement. The following table summarises the effects of adopting these two IAS pronouncements as at 1 January 2005:

	31 December	Adoption	1 January
	2004 IFRS	IAS 32/39	2005 IFRS

Non-current assets

Intangible assets	2,643		2,643

Property, plant and equipment	1,924		1,924

Financial fixed assets	503	(3)	500

Total non-current assets	5,070	(3)	5,067

Current assets

Inventory	46		46

Accounts receivable	2,089		2,089

Prepayments and accrued income	391	2	393

Cash and cash equivalents	633	46	679

Total current assets	3,159	48	3,207

Assets held for sale

Total assets	8,229	45	8,274

Total equity	3,344	(268)	3,076

Total non-current liabilities	2,221	8	2,229

Current liabilities

Trade accounts payable	670		670

Short term provisions	49		49

Other current liabilities	637	309	946

Accrued current liabilities	1,308	(4)	1,304

Total current liabilities	2,664	305	2,969

Liabilities related to assets classified as held for sale

Total liabilities and equity	8,229	45	8,274

(in € millions)

The €309 million increase in other current liabilities includes €259 million related to our commitment to purchase our ordinary shares from the State of the Netherlands on 5 January 2005. As at 31 December 2004 this transfer of legal ownership was included in equity. As required under IAS 32 the amount has been classified as a financial instrument and is included in other current liabilities.

The increase in other current liabilities also includes €46 million related to the separate presentation of our bank overdrafts. Under IAS 32 it is not permitted to offset our bank overdrafts with our cash and cash equivalents, if there is no legal enforceable right and intention to settle the balances simultaneously.

In connection with the acquisition of our 51% interest in TNT Arvil, we granted a put option to the minority shareholder,

Ecotrans. Ecotrans has the right to sell their shares in TNT Arvil based on a price that has been determined in the shareholders’ agreement. Under the put option, the price at which the 49% shares can be sold to us includes a premium rate over the value at which the estimated price the option shares would be trading if TNT Arvil were a publicly traded company. This was deemed to be the fair market value. On adoption of IAS 39, Financial Instruments: Recognition and Measurement, we are required to reflect the fair value on our balance sheet. The fair value was estimated at €9 million and is included in total non-current liabilities.

The remaining adjustments relate to the IAS 39 accounting change from cost accounting to fair value accounting and to accounting at amortised cost for all outstanding financial instruments.

2005 Annual Report and Form 20-F	123

Back to Contents

Chapter 12	Financial statements

RECENT IFRS
PRONOUNCEMENTS

The IASB has issued certain International Financial Reporting Standards or amendments thereon, and the IFRIC has issued certain interpretations, each of which, when adopted, could affect our consolidated financial statements.

In December 2004, the IFRIC issued IFRIC 4, Determining whether an Arrangement contains a Lease. IFRIC 4 provides guidance on determining whether arrangements that do not take the legal form of a lease should be accounted for in accordance with IAS 17, Leases. It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. IFRIC 4 is effective as at 1 January 2006. We do not expect the adoption of IFRIC 4 to have a material impact on our financial statements.

During 2005 the IASB issued several amendments to IAS 39, Financial Instruments: Recognition and Measurement. The amendments relate to (a) the hedge accounting provisions, (b) the fair value option, (c) the requirements for financial guarantee contracts. All amendments have 1 January 2006 as the effective date and we are currently evaluating the impact of adopting the amendments.

CRITICAL ACCOUNTING
ESTIMATES AND JUDGEMENTS
The preparation of our financial statements, in accordance with IAS 1, Presentation of financial statements, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Our estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Accounting for business combinations and impairment of goodwill and other long lived intangible assets
We accounted for all our business combinations under the purchase method. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill.

In determining impairments of intangible assets, tangible fixed assets and goodwill, management must make significant judgements and estimates to determine whether the cash flows generated by those assets are less than their carrying value. Determining cash flows requires the use of judgements and estimates that have been included in the company’s strategic plans and long-range forecasts. The data necessary for the execution of the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins.

Property, plant and equipment
Property, plant and equipment is valued at historical cost using a component approach, less depreciation or at the recoverable amount whenever impairment has taken place. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. The assets’ residual values and useful lives are based on our best estimates, and adjusted if appropriate, at each balance sheet date.

Impairment of receivables
The risk of uncollectibility of accounts receivable is primarily estimated based on prior experience with, and the past due status of, doubtful debtors, while large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history. In addition, debtors in certain countries are subject to a higher collectibility risk, which is taken into account when assessing the overall risk of uncollectibility. Should the outcome differ from the assumptions and estimates, revisions to the estimated valuation allowances would be required.

Employee benefits
Post-employment benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations. Post-employment benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions made. The accounting requires us to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and future healthcare costs. We consult with outside actuaries regarding these assumptions at least annually. Changes in these key assumptions can have a significant impact on the defined benefit obligations, funding requirements and pension cost incurred. For a discussion of the current funded status and a sensitivity analysis with respect to pension plan assumptions, refer to note 10.

Restructuring
Restructuring charges mainly result from restructuring operations, including consolidations and/or relocations of operations, changes in our strategic plan, or managerial responses to declines in demand, increasing costs or other market factors. Restructuring provisions reflect many estimates, including those pertaining to separation costs, consolidation of excess facilities, contract settlements and

124	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

tangible asset impairments. Actual experience has been and may continue to be different from these estimates.

Accrued current liabilities
We also have to estimate the deferred revenues from stamps sold but not yet used by our customers. We use a seasonal model based on historical figures in order to account for the seasonal effects in sales to our customers (for example, sales for Christmas greetings in November and December).

Income taxes
We are subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision and liability for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognise liabilities for tax issues based on estimates of whether additional taxes will be due, based on our best interpretation of the relevant tax laws. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

We recognise deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax asset to be recovered. This is based on estimates of taxable income by jurisdiction in which we operate and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods, and depending on the tax strategies that we may be able to implement, changes to the recognition of deferred tax assets could be required, which could impact our financial position and net profit.

Accounting for discontinued operations
Accounting for discontinued operations requires the use of significant assumptions and estimates, such as the assumptions used in the fair value calculations as well as the estimated costs to sell. We have evaluated the assets held for sale of our discontinued logistics operations as a disposal group in performing our impairment analysis.

Contingent liabilities
Legal proceedings and tax issues covering a range of matters are pending in various jurisdictions against us. Due to the uncertainty inherent in such matters, it is often difficult to predict the final outcome. The cases and claims against us often raise difficult and complex factual and legal issues which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, we consult with legal counsel and certain other experts on matters related to litigation and taxes.

We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

FINANCIAL RISK MANAGEMENT
Our activities expose us to a variety of financial risks, such as market risks (including foreign currency exchange risk, interest rate risk and commodity price risk), credit risk, liquidity risk and cash flow risk. All of these risks arise in the normal course of business. In order to manage the risk arising from these exposures, we utilise a variety of foreign exchange, interest rate and commodity forward contracts, options and swaps to hedge certain exposures.

The following analyses provide quantitative information regarding our exposure to the financial risks described above. There are certain limitations inherent in the analyses presented, primarily due to the assumption that rates change in a parallel fashion and instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts assumed.

We use derivative financial instruments solely for the purpose of hedging exposures. We enter into contracts related to derivative financial instruments for periods commensurate with our underlying exposures and do not take positions independent of these exposures. None of these financial instruments are leveraged or used for trading purposes or to take speculative positions.

Foreign currency exchange risk
We operate on an international basis generating foreign currency exchange risks arising from future commercial transactions, recognised assets and liabilities, investments and divestments in foreign currencies other than the euro, our functional and reporting currency. Our treasury department matches and manages the intragroup and external financial exposures. Although we generally enter into hedging arrangements and other contracts in order to reduce our exposure to currency fluctuations, these measures may be inadequate or may subject us to increased operating or financing costs.

The main four currencies of our external hedges are the British pound, US dollar, Chinese yuan and Canadian dollar. Significant acquisitions are usually funded in the currency of the underlying assets.

Main exchange rates	Year end closing[1]	Annual average[2]

British pound	0.6853	0.6832
US dollar	1.1797	1.2396
Chinese yuan	9.5204	10.1457
Canadian dollar	1.3726	1.4989

1	Source: European Central Bank, reference rates on the last day of the year.
2	The annual average is calculated as the 12-month's average of the month-end closing rates of the European Central Bank.

2005 Annual Report and Form 20-F	125

Back to Contents

Chapter 12	Financial statements

The potential loss in fair value on our foreign currency hedging instruments from an adverse 10% change in quoted foreign currency exchange rates would have been approximately €54 million and €69 million for 2005 and 2004.

Commodity risk
We lease and own a fleet of vehicles and aircraft to facilitate domestic and international delivery of mail, parcel and logistics activities. We are exposed to the risk of an increase in the prices of refined fuels, principally jet and diesel gasoline, which is used in the transportation of the goods we carry. We may enter into derivative financial instruments to hedge our expected consumption.

Although we are of the opinion that a majority of the increases in price risks can be passed on to our customers, we may use a combination of options, swaps and futures contracts to provide some protection against rising fuel and energy prices.

At 31 December 2005, we had no outstanding fuel contracts but we may enter into such contracts in the future.

Credit risk
Credit risk represents the loss that we would incur if counterparties with whom we enter into financial transactions are unable to fulfil the terms of the agreements. We attempt to minimise our credit risk exposure by only transacting to financial institutions that meet established credit guidelines. We continually monitor the credit standing of financial counterparties and reassess such exposures.

Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available. A downgrade in our credit rating may negatively affect our ability to obtain funds from financial institutions and banks and increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt or incur new debt. Furthermore, other non TNT specific adverse market conditions could also turn out to have a material adverse effect on our results and financial condition.

Interest rate risk
Part of our borrowings and leases are against floating interest rates. These floating interest rates may fluctuate substantially and could have a material adverse effect on our results and financial condition in any given reporting period.

Although we generally enter into hedging arrangements and other contracts in order to attempt to reduce our exposure to interest rate fluctuations, these measures may be inadequate or may subject us to increased operating or financing costs.

Our debt instruments, including debt associated with capital leases that bear interest at fixed rates of interest are exposed to fluctuations in fair value resulting from changes in market interest rates. The potential decrease in fair value resulting from a hypothetical 10% increase from current market interest rates would have been approximately €15 million and €11 million for 2005 and 2004, respectively. This analysis assumes a parallel shift in each currency’s yield curve of interest rates.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION
Our financial statements for the year ended 31 December 2005 are the first annual financial statements that comply with IFRS as adopted by the EU. References to IFRS Standards throughout this document refer to the application of IAS and related Interpretations of IFRIC and Interpretations of the SIC. We have applied IFRS 1, First-time Adoption of International Financial Reporting Standards, in preparing these consolidated financial statements. Since TNT is also listed on the New York Stock Exchange, it has to meet the requirements of the SEC. On 13 April 2005 the SEC adopted amendments to Form 20-F for foreign private issuers related to the first time adoption of IFRS. Under this amendment TNT is permitted to provide only one year of comparative IFRS balances in the consolidated financial statements for the year 2005.

Our transition date to IFRS is 1 January 2004. We prepared our opening IFRS balance sheet at that date. The reporting date of these consolidated financial statements is 31 December 2005 and our IFRS adoption date is 1 January 2005. In preparing these consolidated financial statements in accordance with IFRS 1, we have applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

We have elected to apply the following optional exemptions from full retrospective application:

Business combinations exemption
We have applied the business combinations exemption in IFRS 1. We have not restated business combinations that took place prior to the 1 January 2004 transition date.

Employee benefits exemption
Until 31 December 2004 we applied SFAS 87, Employers accounting for pensions, as permitted under Dutch GAAP. As permitted under IFRS 1, we have elected to recognise all cumulative actuarial gains and losses as at 1 January 2004. The unrecognised prior year service costs reported under SFAS 87 at the date of transition to IFRS are treated as a curtailment result under IAS 19 and have been adjusted against shareholders’ equity.

Cumulative translation differences exemption
We have elected to set the previously accumulated cumulative translation to zero at 1 January 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1. As a

126	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

result the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose prior to 1 January 2004 and shall include translation differences that will arise subsequent to this date.

Exemption from restatement of comparatives for IAS 32 and IAS 39
We have elected to apply this exemption. We apply previous GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between previous GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005.

Designation of financial assets and financial liabilities exemption
We have reclassified various securities as available-for-sale investments and as financial assets at fair value through profit and loss. The adjustments relating to IAS 32 and IAS 39 at the opening balance sheet date of 1 January 2005, the IAS 32/39 transition date, are detailed in Note “Adoption of New IFRS Pronouncements”.

Share based payment transaction exemption
We have elected to apply the share based payment exemption. We have applied IFRS 2 from 1 January 2004 to those options that were issued after 7 November 2002 but that have not vested by 1 January 2005.

Fair value measurement of financial assets or liabilities at initial recognition
We have not applied the exemption offered by the revision of IAS 39 on the initial recognition of the financial instruments measured at fair value through profit and loss where there is no active market. This exemption is therefore not applicable.

Assets held for sale and discontinued operations exemption
Although the effective date for adopting IFRS 5, Assets Held for Sale and Discontinued Operations Exception, was 1 January 2005, as permitted under IFRS 5, we have applied the requirements of IFRS 5 prospectively from 1 January 2004. Assets held for sale or discontinued operations are recognised in accordance with IFRS 5 from 1 January 2004.

We have applied the following mandatory exceptions from retrospective application:

Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not rerecognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that we recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not choose to apply the IAS 39 derecognition criteria to an earlier date.

Hedge accounting exception
Management has claimed hedge accounting from 1 January 2005 only if the hedge relationship meets all hedge accounting criteria under IAS 39.

Estimates exception
Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

Reconciliation between Dutch GAAP and IFRS
The following reconciliation provides a quantification of the effect of the transition from Dutch GAAP to IFRS as at 1 January 2004:

Balances at 1 January 2004	Minority interests	Equity holders of the parent	Total Equity

Under Dutch GAAP	17	2,969	2,986

Discounting provisions		1	1

Other employee benefits		(35)	(35)

Employee benefits pensions		47	47

Other		(1)	(1)

Under IFRS	17	2,981	2,998

(in € millions)

The following reconciliations provide a quantification of the reconciling items between Dutch GAAP and IFRS as at and for the year ended 31 December 2004:

2005 Annual Report and Form 20-F	127

Back to Contents

Chapter 12	Financial statements

Consolidated balance sheets at 31 December 2004	Dutch GAAP	Reclass def. cur. tax (a)	Reclass cur. prov. (b)	Goodwill amortisation (c)	Intangible assets (c)	Other employee benefits (d)	Employee benefits pensions (e)	Minimum pension liability (f)	Transition effect IFRS	IFRS [1]

Non-Current assets

Intangible assets

Goodwill	2,375			146	(96)				50	2,425

Other intangible assets	128				90				90	218

	2,503			146	(6)				140	2,643

Property, plant and equipment

Land and buildings	960									960

Plant and equipment	464									464

Other	453									453

Construction in progress	47									47

	1,924									1,924

Financial fixed assets

Investments in associates	82									82

Loans receivable from associates	2									2

Other loans receivable	21									21

Deferred tax assets		435				18		(200)	253	253

Prepayments and accrued income	551	(395)				(11)			(406)	145

	656	40				7		(200)	(153)	503

Total non-current assets	5,083	40		146	(6)	7		(200)	(13)	5,070

Current assets

Inventory	46									46

Accounts receivable	2,129	(40)							(40)	2,089

Prepayments and accrued income	391									391

Cash and cash equivalents	633									633

Total current assets	3,199	(40)							(40)	3,159

Assets held for sale

Total assets	8,282			146	(6)	7		(200)	(53)	8,229

Equity

Equity holders of the parent	2,765			135	(6)	(34)	11	454	560	3,325

Minority interests	19									19

Total equity	2,784			135	(6)	(34)	11	454	560	3,344

Non-current liabilities

Deferred tax liabilities	218			11			7		18	236

Provisions for pension liabilities	870						(18)	(654)	(672)	198

Other employee benefit obligations

Other provisions	149		(49)			26			(23)	126

Long term debt	1,440									1,440

Accrued liabilities	206					15			15	221

Total non-current liabilities	2,883		(49)	11		41	(11)	(654)	(662)	2,221

Current Liabilities

Trade accounts payable	670									670

Short term provisions			49						49	49

Other current liabilities	637									637

Accrued current liabilities	1,308									1,308

Total current liabilities	2,615		49						49	2,664

Liabilities related to assets classified
as held for sale

Total liabilities and equity	8,282			146	(6)	7		(200)	(53)	8,229

(in € millions)
1 Certain balances have been reclassified in our consolidated balance sheets as at 31 December 2004 to conform with our 31 December 2005 presentation.

128	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

	Consolidated statements of income for the year ended 31 December 2004	Dutch GAAP	Goodwill amortisation (c)	Intangible assets (c)	Share based compensation (g)	Other employee benefits (d)	Employee benefits pensions (e)	Other (h)	Transition effect IFRS	IFRS	Discontinued operations [2]	IFRS continuing operations

	Net sales	12,585								12,585	(3,508)[1]	9,077

	Other operating revenues	50						(8)	(8)	42	(13)	29

	Total revenues	12,635						(8)	(8)	12,627	(3,521)	9,106

	Other income							8	8	8		8

	Cost of materials	(600)								(600)	258	(342)

	Work contracted out and other external expenses	(5,262)						1	1	(5,261)	1,704[1]	(3,557)

	Salaries and social security contributions	(4,305)			(6)	(4)	(57)	1	(66)	(4,371)	1,123	(3,248)

	Depreciation, amortisation and impairments	(533)	146	(6)					140	(393)	90	(303)

	Other operating expenses	(761)								(761)	213	(548)

	Total operating expenses	(11,461)	146	(6)	(6)	(4)	(57)	2	75	(11,386)	3,388	(7,998)

	Operating income	1,174	146	(6)	(6)	(4)	(57)	2	75	1,249	(133)	1,116

	Interest and similar income	37				(1)			(1)	36	63	99

	Interest and similar expense	(114)								(114)	(3)	(117)

O 22	Net financial (expense)/income	(77)				(1)			(1)	(78)	60	(18)

	Results from investments in associates	(3)								(3)	1	(2)

	Profit before income taxes	1,094	146	(6)	(6)	(5)	(57)	2	74	1,168	(72)	1,096

	Income taxes	(428)	(11)			2	19	(1)	9	(419)	44	(375)

O 8	Profit for the period from continuing operations	666	135	(6)	(6)	(3)	(38)	1	83	749	(28)	721

	Profit/(loss) from discontinued operations										31	31

	Profit for the period									749	3	752

	Attributable to:

	Minority interests	(1)						(2)	(2)	(3)	3

	Shareholders	667	135	(6)	(6)	(3)	(38)	3	85	752		752

	Earnings per ordinary share (in € cents)	140.9								158.9		158.9

	Earnings per diluted ordinary share (in € cents)	140.7								158.7		158.7

(in € millions)
1	Discontinued operations does not include €60 million of revenues and operating expenses with other TNT companies. Our statements of income for our discontinued logistics business included in note 8 include such amounts.
2	In accordance with IFRS 5 our non-network related business has been presented as discontinued operations.

Explanation of the effect of the transition to IFRS
The following explains the material adjustments to the balance sheet and income statement.

(A) RECLASSIFICATION OF DEFERRED TAXES
Based on IAS 1, Presentation of Financial Statements, we have reclassified deferred taxes from current assets to non-current financial fixed assets for an amount of €37 million in our IFRS opening balance sheet as at 1 January 2004 and of €40 million as at 31 December 2004. Furthermore, as at 1 January 2004 and 31 December 2004, we have separately presented the total amount of deferred tax assets amounting to €205 million and €395 million, respectively.

2005 Annual Report and Form 20-F	129

Back to Contents

Chapter 12	Financial statements

(B) RECLASSIFICATION OF CURRENT PROVISIONS
As required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we have reclassified the current part of provisions to current liabilities amounting to €49 million in the IFRS opening balance sheet as at 1 January 2004 and €49 million as at 31 December 2004. The impact on other provisions of discounting leads to a reduction of €2 million in the IFRS opening balance sheet at 1 January 2004, taking into account a deferred tax liability of €1 million.

(C) GOODWILL AND OTHER INTANGIBLE ASSETS
IFRS 3, Business Combinations, prohibits merger accounting and the amortisation of goodwill. The carrying amount of goodwill as at 1 January 2004 is equal to the carrying amount of goodwill previously reported under Dutch GAAP and amortisation previously reported under Dutch GAAP for 2004 has been reversed for IFRS purposes. Increase in goodwill balance reflects this reversal of goodwill amortisation charge of €146 million, partly offset by the recognition of additional intangible assets of €96 million. The associated tax impact on the reversal of goodwill amortisation amounts to €11 million in 2004.

Any intangible asset that can be separately identified in a business combination in accordance with IAS 38, Intangible Assets, has been capitalised separately rather than being part of goodwill. This is applicable for all our business combinations after 1 January 2004. Other intangible assets increased as a result of the recognition of €96 million of other intangible assets from the acquisitions of Wilson, Ventana and Overtrans, offset by €6 million of amortisation expenses during 2004.

(D) OTHER EMPLOYEE BENEFIT OBLIGATIONS
As at 31 December 2004 and as at 1 January 2004, other employment benefit obligations increased by €41 million and by €43 million respectively. The increase is mainly due to recognising jubilee payments and applying the requirements of IAS 19, Employee benefits, to other post-employment plans. The effect of discounting of the related assets is €11 million as at 1 January 2004 and as at 31 December 2004. The net equity impact on the adjustment related to the other post-employment benefit obligations was €35 million as at 1 January 2004 and €34 million as at 31 December 2004, taking into account a deferred tax asset of €19 million as at 1 January 2004 and €18 million as at 31 December 2004.

The operating profit impact of the transition to IFRS in 2004 is an additional charge of €4 million, with a related tax credit of €1 million.

(E) EMPLOYEE BENEFITS – PENSIONS
The employee benefit obligations decreased by €71 million in our IFRS opening balance sheet as at 1 January 2004 and decreased by €18 million as at 31 December 2004. The corresponding impact on equity in our IFRS opening balance sheet amounts to €47 million (31 December 2004: €11 million), taking into account a deferred tax liability of €24 million (31 December 2004: €7 million).

The operating profit impact of the transition to IFRS in 2004 is an additional charge of €57 million, with a related tax credit of €19 million.

(F) MINIMUM PENSION LIABILITY
In accordance with the requirements of SFAS 87, Employer’s Accounting for Pensions, we recognised in our 2004 financial statements an additional minimum pension liability of €654 million representing a net loss that under SFAS 87 is not yet to be recognised as net periodic pension cost, but is to be reported as a reduction of equity, net of taxes. IAS 19 does not require us to account for an additional minimum pension liability for situations in which the accumulated benefit obligation exceeds the fair value of the plan assets. As a result, the additional minimum pension liability has been reversed in the IFRS balance sheet as at 31 December 2004. Accordingly, the provision for pensions was reduced by €654 million, equity increased by €454 million and the deferred tax assets decreased by €200 million as at 31 December 2004.

(G) SHARE BASED PAYMENT
In accordance with IFRS 2, Share Based Payment, we have recognised a charge to income representing the fair value of outstanding employee share options granted to certain employees (senior management and Board of Management) in accordance with our share based compensation plans. The operating profit impact of the transition to IFRS in 2004 is an additional charge of €6 million.

(H) OTHER
In conformity with IAS 16, Property, plant and equipment, gains arising from the sale of property, plant and equipment shall not be classified as revenue, but as other income. In the 2004 IFRS income statement €8 million was reclassified from other operating revenue to other income.

(I) CASH FLOWS
The differences between cash flows presented in accordance with Dutch GAAP and under IFRS relate mainly to the adjustments to profit before taxes with respect to employee benefits of €57 million and ceasing of amortisation of goodwill of €146 million.

Subsequent events
For information relating to subsequent events reference is made to note 45.

Service concession arrangements
For information relating to our postal concession, reference is made to note 46.

130	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

NOTES TO THE CONSOLIDATED BALANCE SHEETS

O 1 INTANGIBLE ASSETS: 1,838 MILLION (2004: 2,643)

Statement of changes in intangible assets	Goodwill	Software	Other intangibles	Total

Amortisation percentage		10% - 35%	0% - 35%

Historical cost	3,196	200	13	3,409

Accumulated amortisation and impairments	(887)	(100)	(1)	(988)

Balance at 1 January 2004	2,309	100	12	2,421

Changes in 2004

Additions	169	48	19	236

Disposals	(22)	(2)		(24)

(De)consolidation		3	1	4

Internal transfers/reclassifications		11	85	96

Amortisation and impairments		(50)	(8)	(58)

Exchange rate differences	(31)	(1)		(32)

Total changes	116	9	97	222

Historical cost	3,280	282	120	3,682

Accumulated amortisation and impairments	(855)	(173)	(11)	(1,039)

Balance at 31 December 2004	2,425	109	109	2,643

Changes in 2005

Additions	26	63	17	106

Disposals	(5)	(1)		(6)

(De)consolidation		(1)	5	4

Transfers to assets held for sale	(812)	(12)	(10)	(834)

Internal transfers/reclassifications		18	(18)

Amortisation and impairments		(49)	(16)	(65)

Exchange rate differences	(8)	1	(3)	(10)

Total changes	(799)	19	(25)	(805)

Historical cost	2,139	335	103	2,577

Accumulated amortisation and impairments	(513)	(207)	(19)	(739)

Balance at 31 December 2005	1,626	128	84	1,838

(in € millions, except percentages)

Intangible assets as at 31 December 2005 of €895 million related to our discontinued logistics business is included in assets held for sale. €834 million included in the table above as transferred to assets held for sale represents the balance as at 1 January 2005 and does not reflect the movements (mainly related to foreign exchange effects) during 2005.

Goodwill is not amortised but is subject to annual impairment review.

For our impairment review purposes, all goodwill, including goodwill generated from the acquisition of TNT and GD Express Worldwide, is allocated to the applicable cash generating units (CGUs). Of the total goodwill balance of €1,626 million, we have allocated €1,201 million to our Express Europe CGU, €152 million to our combined CGU European Mail Networks, €140 million to our Freight

Management CGU, €70 million to our other express CGUs and €62 million to our other mail CGUs. The recoverable amount of a CGU is determined based on value in use calculations by using the discounted cash flow model. These calculations use cash flow projections based on financial budgets approved by management covering a 10-year period. TNT’s management has demonstrated that its cash flow projections have been reliable in the past. The value beyond the 10-year period is determined using a sector specific multiple.

We determined the budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used in the CGU valuations vary from 7% to 8% to reflect specific risks relating to the relevant segments.

2005 Annual Report and Form 20-F	131

Back to Contents

Chapter 12	Financial statements

Software balance includes internally generated software with a book value of €103 million at 31 December 2005 (2004: 82). Other intangible assets mainly relate to customer lists of €75 million (2004: 92) and software under construction of €8 million (2004: 16).

The estimated amortisation expenses for software and other intangibles for the subsequent five years are 2006: €20 million, 2007: €35 million, 2008: €23 million, 2009: €16 million, 2010: €10 million and after 2011: €108 million. Of the additions in software, €37 million related to selfproduced software. Additions to other intangible assets include €7 million related to software licences.

We do not conduct research and development, in the narrow sense, comparable with the normal activities in this area. Therefore we do not incur research and development costs in the narrow sense.

O 2 PROPERTY, PLANT AND EQUIPMENT: 1,552 MILLION
(2004: 1,924)

Statement of changes in property, plant and equipment	Land and buildings	Plant and equipment	Other	Construction in progress	Total

Depreciation percentage	0% -10%	4% - 33%	7% - 25%	0%

Historical cost	1,482	1,215	1,073	74	3,844

Accumulated depreciation and impairments	(510)	(746)	(588)		(1,844)

Balance at 1 January 2004	972	469	485	74	2,000

Changes in 2004

Capital expenditure	22	72	90	106	290

Acquisitions	2	2	12		16

Disposals	(7)	(15)	(11)		(33)

Exchange rate differences	(7)	(4)	(4)	1	(14)

Net additions/disposals	10	55	87	107	259

Depreciation and impairments	(71)	(136)	(128)		(335)

Transfers and other changes	49	76	9	(134)

Total changes	(12)	(5)	(32)	(27)	(76)

Historical cost	1,524	1,239	1,078	47	3,888

Accumulated depreciation and impairments	(564)	(775)	(625)		(1,964)

Balance at 31 December 2004	960	464	453	47	1,924

Changes in 2005

Capital expenditure	24	52	70	87	233

Acquisitions		1	4		5

Disposals	(2)	(6)	(9)		(17)

Exchange rate differences	9	3	8		20

Net additions/disposals	31	50	73	87	241

Depreciation and impairments	(61)	(90)	(104)		(255)

Transfers to assets held for sale	(161)	(148)	(48)	(1)	(358)

Transfers and other changes	36	37	16	(89)

Total changes	(155)	(151)	(63)	(3)	(372)

Historical cost	1,360	933	959	44	3,296

Accumulated depreciation and impairments	(555)	(620)	(569)		(1,744)

Balance at 31 December 2005	805	313	390	44	1,552

(in € millions, except percentages)

132	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Property, plant and equipment as at 31 December 2005 of €345 million related to our discontinued logistics business and our other assets held for sale is included in assets held for sale. €358 million included in the table above as transferred to assets held for sale represents the balance as at 1 January 2005 and does not reflect the movements during 2005.

Historical cost refers to, amongst others, the then current value of the property, plant and equipment contributed by the former parent Royal PTT Nederland N.V. to our company upon incorporation on 1 January 1989. The calculation of the depreciation expense on these assets takes into account the useful life that had already elapsed at that date. The book value at 31 December 2005 of these assets contributed to our company on 1 January 1989 is €100 million (2004: 103), net of accumulated depreciation of €221 million (2004: 287).

Aircraft, including spare parts, are classified as other property, plant and equipment. Aircraft and (spare) engines are depreciated on a straight-line basis over their useful lives to estimated residual values of 20%. Depending on the type of aircraft, the useful life varies from 10 to 25 years. Spare parts are depreciated to their estimated residual value on a straight-line basis over the remaining estimated useful life of the associated aircraft or engine type. The book value of aircraft including spare parts is €221 million (2004: 243), comprising a historical cost of €375 million (2004: 371) with accumulated depreciation €154 million (2004: 128). All 43 aircraft (2004:42) are operated by the express business.

Included in the property, plant and equipment balance as at 31 December 2005 are:

	Land and buildings	Plant and equipment	Other	Construction in progress	Total

Under finance lease	25	7	52		84

Mail	10				10

Express	15	7	52		74

Freight management

Pledged as security	33				33

Mail

Express	33				33

Freight management

(in € millions)

Included in land and buildings under financial lease are lease hold rights and ground rent. The book value of the lease hold rights and ground rent in mail is €10 million (2004: 9), comprising a historical cost of €16 million with accumulated depreciation of €6 million. The book value of the lease hold rights and ground rent in express is €15 million (2004: 16), comprising a historical cost of €19 million with accumulated depreciation of €4 million.

There are no existing contracts for lease hold and ground rents longer than 20 years or contracts with indefinite terms. Lease hold rights and ground rent for land and buildings are mainly in Belgium for €11 million and in the Netherlands for €10 million.

The property, plant and equipment of €33 million (2004: 48) which are pledged as security to third parties are in Germany.

We do not hold freehold office buildings for long term investments and for long term rental income purposes. The rental income is based upon incidental rental contracts with third parties for buildings which are temporarily not in use by TNT or based upon contracts which are supportive to the primary business activities of our company.

There are no material capitalised borrowing costs in the capital expenditure of property, plant and equipment in 2005 and 2004.

There are no material temporarily idle property, plant and equipment (2004: 4) on 31 December 2005. The gross carrying amount of fully depreciated property, plant and equipment that is still in use is €322 million (2004: 261) of which €280 million (2004: 232) is related to plant and equipment, €42 million (2004: 29) is related to land and buildings.

2005 Annual Report and Form 20-F	133

Back to Contents

Chapter 12	Financial statements

O 3 FINANCIAL FIXED ASSETS: 273 MILLION (2004: 503)

Statement of changes in financial fixed assets	Investments in associates	Other loans receivable	Deferred tax assets	Prepayments and accrued income	Total

Balance at 31 December 2004	84	21	253	145	503

Adoption of IAS 32/39				(3)	(3)

Balance at 1 January 2005	84	21	253	142	500

Changes in 2005

Acquisitions/additions	13	3	38	2	56

Disposals/decreases	(7)		(61)		(68)

Transfers to assets held for sale	(40)	(5)	(46)	(110)	(201)

(De)consolidation			1	(4)	(3)

Withdrawals/repayments	(1)	(6)		(7)	(14)

Exchange rate differences			3	1	4

Other changes	(2)			1	(1)

Total changes	(37)	(8)	(65)	(117)	(227)

Balance at 31 December 2005	47	13	188	25	273

(in € millions)

Financial fixed assets as at 31 December 2005 of €160 million related to our discontinued logistics business is included in assets held for sale. €201 million included in the table above as transferred to assets held for sale represents the balance as at 1 January 2005 and does not reflect the movements during 2005.

The opening balance sheet adjustment for adoption of IAS 32/39 relates to the changed accounting policy for the 5.125% Eurobond 2008 of which €3 million relates to the issuing costs still to be amortised. These capitalised costs are included in the valuation at amortised cost and stated as part of the book value of the 5.125% Eurobond 2008.

Investments in associates at 31 December 2005 include goodwill of €1 million (2004: 1). Deferred tax assets are further explained in note 23.

Our investment in Logispring Investment Fund Holding B.V. is our most significant investment in an associate. We account for this investment using the equity method. Key information regarding this investment is as follows and includes balances at 100%:

Year ended and at 31 December
	2005	2004

Non-current assets	41	30

Current assets	0	0

Equity	41	30

Non-current liabilities	0	0

Current liabilities	0	0

Net sales	0	0

Operating income	0	0

Profit attributable to the shareholders	(3)	(3)

Net cash provided/(used) by operating activities	0	(0)

Net cash used in investing activities	(13)	(10)

Net cash provided by in financing activities	13	10

Changes in cash and cash equivalents	0	0

(in € millions)

134	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Prepayments and accrued income also includes all outstanding short term foreign exchange forward contracts at fair value for an amount of €6 million (2004: 15). The fair value has been calculated at the relevant market (forward) rates at 31 December 2005. The notional principal amount of the outstanding foreign exchange forward contracts at 31 December 2005 is €482 million (2004: 901). In addition, it also includes a net interest receivable of €4 million on the €500 million interest rate swaps.

Prepayments and accrued income also includes the fair value of put and call options. As agreed on 15 July 2004, on 14 October 2004, our subsidiary Royal TPG Post B.V. and Essent N.V. established a company named Cendris BSC Customer Contact B.V. in which the ordinary share capital, carrying equal voting rights, is split 51% and 49% respectively. Cendris BSC Customer Contact B.V. provides call centre activities to TNT, Essent N.V. and third parties. The terms and conditions of the shareholders agreement provide Royal TPG Post B.V. with the option to call, as of 14 October 2007, on the shares of Essent N.V. and for Essent N.V. to put, as of 14 October 2007, its shares to Royal TPG Post B.V. where the price is determined by the fair market value of the shares. As the call option is based on the fair market value of the shares, the fair market value of the call option is zero.

O 4 INVENTORY: 29 MILLION (2004: 46)

At 31 December
	2005	2004

Raw materials and supplies	9	16

Finished goods	20	30

Total	29	46

(in € millions)

Total inventory of €29 million (2004: 46) is valued at historical cost for an amount of €33 million (2004: 51) and are stated net of provisions for obsolete items amounting to €4 million (2004: 5). There are no inventories carried at net realisable value (2004: 1) and no inventories are pledged as security for liabilities as at 31 December 2005.

Inventory as at 31 December 2005 of €22 million related to our discontinued logistics business is included in assets held for sale.

O 5 ACCOUNTS RECEIVABLE: 1,471 MILLION (2004: 1,927)

At 31 December
	2005	2004

Trade accounts receivable - total	1,351	1,761

Provision for impairment	(58)	(90)

Trade accounts receivable - net	1,293	1,671

Vat receivable	20	91

Accounts receivable from	2	6
associates

Other	156	159

Total	1,471	1,927

(in € millions)

The fair value of the accounts receivable approximates its carrying value. We have not recognised any material loss for the impairment of trade accounts receivable during the year ended 31 December 2005 (2004:1). Other receivables mainly include receivables from insurance companies, deposits and various other items. The balance of accounts receivable that is expected to be recovered after 12 months is €3 million (2004: 8).

Accounts receivable as at 31 December 2005 of €695 million related to our discontinued logistics business is included in assets held for sale.

O 6 PREPAYMENTS AND ACCRUED INCOME: 218 MILLION (2004: 391)

Prepayments and accrued income include amounts paid in advance to cover costs that will be charged against income in future years and net revenues not yet invoiced. At 31 December 2005, prepayments amounted to €73 million (2004: 85). The balance that is expected to be recovered after 12 months is €2 million (2004: 3).

Prepayments and accrued income as at 31 December 2005 of €157 million related to our discontinued logistics business is included in assets held for sale.

O 7 CASH AND CASH EQUIVALENTS: 559 MILLION (2004: 633)

Cash and cash equivalents comprise cash at bank and in hand of €325 million (2004: 297). Short term bank deposits are €234 million (2004: 336). The effective interest rate during 2005 on short term bank deposits was 2.08% and the average outstanding amount was €216 million. Included in cash and cash equivalents is €140 million (2004: 171) of restricted cash. The fair value of cash and cash equivalents approximates the carrying value.

Cash and cash equivalents as at 31 December 2005 of €104 million related to our discontinued logistics business is included in assets held for sale.

2005 Annual Report and Form 20-F	135

Back to Contents

Chapter 12	Financial statements

O 8 ASSETS HELD FOR SALE: 2,378 MILLION (2004: 0)
LIABILITIES RELATED TO ASSETS CLASSIFIED AS HELD FOR SALE: 1,230 MILLION (2004: 0)

In December 2005 we announced a strategy to focus on our core competency of providing delivery services by expertly managing delivery networks. Based on the refined strategy we will now manage our business through two divisions: mail and express, with the express division including both our express and our freight management businesses.

Our assets held for sale and liabilities related to assets held for sale include our non-network related logistics business we intend to divest. The majority of our logistics business in France was sold prior to year end and the remainder of the French business has since been sold. We will retain our freight management and our innight activities and these activities have been included in the express division.

The major classes of assets and liabilities comprising the operations classified as held for sale and an analysis of the result from discontinued operations are as follows:

At 31 December
Balance sheet
2005

Intangible assets	895

Property, plant and equipment	345

Financial fixed assets	160

Current assets	978

Total assets	2,378

Deferred tax liabilities	30

Provisions for pension liabilities	107

Other non-current liabilities	133

Current liabilities	960

Total liabilities	1,230

(in € millions)

All inter-company balances as at 31 December 2005 between our discontinued logistics business and our continuing business have been eliminated.

Assets of €2,378 million include €12 million of assets held for sale in the mail and express segments and are not related to our discontinued logistics business. The difference between the remaining assets of €2,366 million and liabilities of €1,230 million consists of a combination of equity and financing from TNT.

Current liabilities include a €222 million Canadian dollar denominated, syndicated facility that was signed in May 2001, at a rate of interest of three month Canadian LIBOR plus a margin of 0.325%. At 31 December 2005, the average rate of interest on this facility was 3.11%.

In connection with the acquisition of our 51% interest in TNT Arvil, we granted a put option to the minority shareholder,

Ecotrans. Ecotrans has the right to sell their shares in TNT Arvil based on a price that has been determined in the shareholders’ agreement. Under the put option, the price at which the 49% shares can be sold to us includes a premium rate over the value at which the estimated price the option shares would be trading if TNT Arvil were a publicly traded company. This was deemed to be the fair market value. The fair value was estimated at €13 million and is included in total non-current liabilities.

Contingent liabilities
Commitments and contingencies as at 31 December 2005 amount to €706 million and mainly relate to rent and operating leases of €580 million, guarantees of €114 million and commitments on capital expenditure of €7 million.

Contingent assets
As a result of the sale and the consequent liquidation of the remaining relevant entities of our French business. We expect to realise a tax credit of approximately €90 million. This potential benefit has not been reflected in our accounts.

Statement of income	Year ended at 31 December
	2005	2004

Net Sales	3,542	3,568

Other revenues	14	13

Total revenues	3,556	3,581

Other income	(98)

Total operating expenses	(3,475)	(3,448)

Operating income	(17)	133

Net financial (expense)/income	(63)	(60)

Results from investments in		(1)
associates

Profit before taxes	(80)	72

Income taxes	(31)	(44)

Profit for the period	(111)	28

Profit attributable to minority		(3)
interests

Profit/(loss) from	(111)	31
discontinued operations

Earnings from discontinued operations per ordinary share (in € cents)	(24.5)	6.6

Earnings from discontinued operations per diluted ordinary share (in € cents)	(24.3)	6.6

(in € millions)

Inter-company revenues and related expenses of €60 million have not been eliminated in our statements of income related to our discontinued logistics business. Net interest expense of €51 million (2004: 48) related to debt, as part of our cash management strategy, that can be allocated to our discontinued logistics business has been included in the statements of income. The statements of income also include costs related to shared services of €21 million (2004: 14) directly attributable to our discontinued logistics business.

136	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

The total amount of our results from discontinued logistics operations for 2005 includes the results of the sale of the majority of our French operations to Norbert Dentressangle and to Malherbe amounting to a loss of €102 million, pre-tax.

The basis of allocation for net sales and total assets by geographical area is the country or region in which the entity recording the sales is located. Net sales per geographic region were as follows:

Geographical information	Net sales	Property, plant and equipment	Intangible assets	Number of employees

Europe

The Netherlands	178	5	18	1,063

United Kingdom	647	100	130	7,373

Italy	962	43	195	6,379

France	191	26	76	1,998

Germany	250	9		713

Sweden	3			1

Rest of Europe	223	34	9	2,721

Americas

USA and Canada	662	62	462	6,738

South & Middle America	135	5	4	5,131

Africa & the Middle East

Australia & Pacific	152	25		799

Asia

China and Taiwan	90	18	1	342

Rest of Asia	49	6		2,027

Total	3,542	333	895	35,285

(in € millions)
1 Assets held for sale of €12 million in mail and express are not included

The cash flows relating to our discontinued operations is as follows:

Cash flow statements	Year ended at 31 December
	2005	2004

Net cash from operating activities	28	250

Net cash used in investing	(19)	(22)
activities

Net cash used in financing	19	(216)
activities

Change in cash	28	12

Cash at the beginning of the	71	60
period

Exchange rate differences	5	(1)

Change in cash	28	12

Cash at the end of the period	104	71

(in € millions)

Net cash from operating activities is lower by €222 million mainly due to €102 million relating to the disposal of our French logistics businesses in 2005 combined with lower operating income, resulting from contract terminations mainly in the United Kingdom, lower volumes in automotive contracts and deteriorating performance related to the disposed French logistics business. The financing relating to our discontinued logistics business of €28 million (2004: 211) as shown in our consolidated cash flow statements is included in the net cash used in financing activities.

O 9 EQUITY: 3,279 MILLION (2004: 3,344)

Equity consists of shareholders’ equity attributable to the equity holders of the parent of €3,262 million (2004: 3,325) and minority interest of €17 million (2004: 19). See note 36 for additional details on shareholders’ equity.

O 10 PROVISIONS FOR PENSION LIABILITIES: 136 MILLION (2004: 339)

We operate a number of pension plans around the world. Most of our non-Dutch pension plans are defined contribution plans. For our non-Dutch employees we also operate other post-employment benefit plans and defined benefit plans, for which the liabilities are separately covered by private insurers and foreign pension funds.

Our main Dutch company pension plan, which is externally funded in “Stichting Pensioenfonds TNT”, covers the employees who are subject to our collective labour agreement in the Netherlands. The majority of all our Dutch employees are subject to the collective labour agreement. The plan covers some 92,000 participants including approximately 12,000 pensioners and some 30,000 former employees. By Dutch law the plan is carried out by a separate legal entity and is managed by an independent board that falls under the supervision of the Nederlandsche Bank (DNB).

2005 Annual Report and Form 20-F	137

Back to Contents

Chapter 12	Financial statements

As from 1 January 2006 new fiscal regulations apply to the Dutch pension plans. TNT agreed with the labour unions a new employee benefit package that complies with the new fiscal regulations. All early retirement benefits are cancelled for employees born after 1949. The decrease in prospective benefits is largely offset by improved regular pension benefits, the introduction of conditional pension benefits, a senior arrangement with full salary payment for part-time labour and a salary allowance for employees born between1950 and 1954. Employees born before 1950 are also affected by the overall changes. The early retirement date for these employees is postponed by 3.5 months. All other elements of their pension and early retirement benefits remain unchanged.

In the pension plan only the employer contributes to the fund. The level of contribution is based upon actuarial recommendations. In addition and subject to our funding agreement with the plan we have to pay additional contributions to the pension fund in order to satisfy the minimum funding requirements of the DNB. The total contribution to the main pension fund amounted to €145 million in 2005 (2004: 159) and is estimated to be €113 million in 2006. The benefits for early retirement are directly paid by TNT to the pensioner. These payments amounted to €98 million in 2005 (2004: 95) and are estimated at €99 million for 2006.

The pension fund runs an actively managed investment portfolio. The pension fund uses asset and liability management studies that generate future scenarios to determine its optimal asset mix. During 2005, the dynamic weight of equity investments increased to 47.5%, the dynamic weight of fixed interest investments decreased to 44.6% and the weight of real estate investments (including international) went down to 7.9%.

For 2005 no rebalancing has taken place and it is expected that in 2006 the strategic mix will move to a percentage of 49% in equity investments, 40% in fixed interest investments and real estate investments of 11%. Investments in equity consist of 50% of a European equity portfolio and 50% of a worldwide equity portfolio, all of which is hedged against US dollar exposure. The fixed income portfolios consist of 50% government bonds for the eurozone.

Actual asset mix at 31 December
	2005	2004

Equities	47.5%	44.9%

Fixed interest	44.6%	46.5%

Real estate	7.9%	8.6%

Cash	0.0%	0.0%

Total	100.0%	100.0%

Historical returns	2005	10-year average	12-year average

Equities	21.1%	11.6%	9.7%

Fixed interest	5.3%	6.7%	6.9%

Real estate	8.8%	10.6%	7.7%

The liabilities of our main plan and transitional plan cover approximately 94.8% of our total pension liabilities and the assets cover approximately 93.6% of our total pension assets. The return on plan assets totalled 12.7% in 2005 (2004: 8.8%).

Pension costs recognised in the statements of income
Inherent to the valuation of our pensions and the determination of our pension cost are key assumptions which include: employee turnover, mortality and retirement ages, discount rates, expected long term returns on plan assets and future wage increases, which are usually updated on an annual basis at the beginning of each financial year. Actual circumstances may vary from these assumptions giving rise to a different pension liability, which would be reflected as an additional profit or expense in our statement of income.

In 2005, our employer pension expense was €141 million (2004: 185). Total cash contributions in 2005 amounted to €264 million (2004: 437) and are expected to amount to approximately €222 million in 2006. Cash contributions to the main and other pension funds totalled €166 million. Of these payments €59 million was contributed as prescribed by the minimum funding requirements of the DNB. Our cash payments for pensions, which fall under the transitional plan for early retirement in the Netherlands and are directly paid by TNT amounted to €98 million.

Statement of changes in provisions for pension liabilities	Balance at 1 January 2005	Transfer to discontinued logistics business	Employer contributions	Employer pension expense	Balance at 31 December 2005

Provision for pension liabilities	(198)	(3)	264	(141)	(78)

of which main pension plan in the Netherlands			145	(50)

of which transistional plan in the Netherlands			98	(93)

of which other pension plan		(3)	21	2

Other post-employment benefit plans	(141)	86	5	(8)	(58)

Total post-employment benefit plans	(339)	83	269	(149)	(136)

(in € millions)

138	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Provision for pension liabilities including liabilities related to other post-employment benefit plans as at 31 December 2005 of €107 million related to our discontinued logistics business is included in liabilities related to assets classified as held for sale. €83 million included in the table above as transferred to liabilities related to assets classified as held for sale represents the balance as at 1 January 2005 and does not reflect the movements during 2005.

Funded status of our pension plans at 31 December 2005 and 2004 and with respect to the employer pension expense for 2005 and 2004 is presented in the table below.

Pension disclosures	2005	2004 [1]

CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning of year	(4,887)	(3,727)

Transfer to discontinued logistics business	44

Service costs	(160)	(131)

Interest costs	(235)	(211)

Other costs	13	(7)

Amendments/foreign currency effects	18

Past service costs/termination benefit costs	(55)	(57)

Curtailments/settlements	45	142

Actuarial (loss)/gain	(353)	(1,055)

Benefits paid	172	159

Benefit obligation at end of year	(5,398)	(4,887)

CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning of year	3,693	3,277

Transfer to discontinued logistics business	(45)

Actual return on plan assets	490	285

Employer contribution	264	290

Amendments/foreign currency effects	(14)

Benefits paid	(172)	(159)

Fair value of plan assets at end of year	4,216	3,693

FUNDED STATUS AS PER 31 DECEMBER

Funded status	(1,182)	(1,194)

Unrecognised net actuarial loss	1,094	996

Unrecognised prior service cost	10

Pension liabilities	(78)	(198)

Other employee benefit plans	(58)	(141)

Provisions for pension liabilities	(136)	(339)

COMPONENTS OF EMPLOYER PENSION EXPENSE FOR:

Service costs	(160)	(131)

Interest costs	(235)	(211)

Expected return on plan assets	301	272

Amortisation of actuarial loss	(54)

Termination benefit costs and settlement losses		(103)

Other costs	7	(12)

Employer pension expense	(141)	(185)

Other post-employment benefit plan expense	(8)	(14)

Total post-employment benefit expenses	(149)	(199)

WEIGHTED AVERAGE ASSUMPTIONS AS AT 31 DECEMBER

Discount rate	4.3%	4.8%

Expected return on assets	7.9%	7.9%

Rate of compensation increase	2.0%	2.8%

Rate of benefit increase	2.0%	2.0%

(in € millions, except percentages)
1 All 2004 balances include balances related to our discontinued logistics business.

2005 Annual Report and Form 20-F	139

Back to Contents

Chapter 12	Financial statements

The table below shows the sensitivity of the employer pension expense to deviations in assumptions.

Change in assumptions	% change in assumptions	Change in employer pension expense

Employer pension expense		(141)

Discount rate	+ 0.5%	42

Expected return on assets	+ 0.5%	19

Rate of compensation increase	+ 0.5%	(24)

Rate of benefit increase	+ 0.5%	(59)

Employer pension expense		(141)

Discount rate	(0.5)%	(61)

Expected return on assets	(0.5)%	(19)

Rate of compensation increase	(0.5)%	22

Rate of benefit increase	(0.5)%	51

(in € millions, except percentages)

The table below shows the expected future benefits per year for pension funds related to TNT plans. The benefits include all expected payments by the fund to the pensioners and early retirees under the Dutch transitional plan.

Year	Expected benefits as per 31 December 2005

2006	168

2007	175

2008	180

2009	188

2010	204

2011-2015	1,311

(in € million)

Amounts expensed in the consolidated statements of income related to defined contribution plans were €26 million (2004: 21).

O  11  OTHER EMPLOYEE BENEFITS: 49 MILLION (2004: 75)

Statement of changes in other employee benefits	Other long term employee obligations

Balance at 31 December 2004	75

Transfers to liabilities related to assets classified as held for sale	(36)

Exchange differences	1

Additions	16

Withdrawals	(7)

Total changes	(26)

Balance at 31 December 2005	49

(in € million)

Other employee benefits as at 31 December 2005 of €18 million related to our discontinued logistics business is included in assets held for sale. €36 million included in the table above as transferred to liabilities related to assets classified as held for sale represents the balance as at 1 January 2005 and does not reflect the movements during 2005.

Other employee benefits consist of provisions related to jubilee payments (€33 million), long-service benefits (€11 million) and long term disability benefits (€5 million).

Short term employee benefits, such as salaries, profit sharing and bonuses are discussed in note 19.

140	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

O  12  PROVISIONS: 134 MILLION (2004: 149)

Statement of changes in other provisions

	Restructuring	Other	Total

Balance at 31 December 2004	49	100	149

Additions	30	54	84

Withdrawals	(22)	(27)	(49)

Transfers to liabilities related to assets classified as held for sale	(9)	(43)	(52)

Interest	2		2

Reclassification		9	9

Other/releases	(7)	(2)	(9)

Balance at 31 December 2005	43	91	134

of which included in other provisions (non-current)	29	76	105

of which included in short term provisions	14	15	29

(in € millions)

Provisions as at 31 December 2005 of €82 million related to our discontinued logistics business is included in assets held for sale. €52 million included in the table above as transferred to liabilities related to assets classified as held for sale represents the balance as at 1 January 2005 and does not reflect the movements during 2005.

Provisions for restructuring include provisions related to restructuring projects in the mail division for €41 million and in the express division for €2 million. Restructuring in our mail division includes projects for mail activities in the Netherlands. During the year approximately 430 (2004: 1,004) employees were made redundant through such reorganisations, as a result of a combination of efficiency improvements and the impact of restructuring of the operations of our customers. Of the employees made redundant during the year, paid via the restructuring provisions, 360 (2004: 300) related to mail, 70 (2004: 704) related to employees in express.

Other provisions of €91 million (2004: 100) mainly relate to provisions for claims of €22 million (2004: 27), provisions for onerous contracts of €3 million (2004: 8), provision for Italian subcontractor fees of €2 million and other provisions.

The estimated utilisation in 2006 is €29 million, in 2007 €13 million, 2008 €6 million and 2009 and beyond €86 million.

O 13 LONG TERM DEBT: 1,071 MILLION (2004: 1,440)
	At 31 December
Carrying amounts and fair value of long term debt	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value

Euro Bonds	1,009	1,094	1,000	1,079

Finance leases	24	24	86	86

Other loans	31	31	354	348

Interest rate swaps	7	7

Total long term debt	1,071	1,156	1,440	1,513

(in € millions)

Long term debt as at 31 December 2005 of €61 million related to our discontinued logistics business is included in liabilities relating to assets classified as held for sale.

The table below sets forth the amounts of interest-bearing long term liabilities during each of the following five years and thereafter:

2005 Annual Report and Form 20-F	141

Back to Contents

Chapter 12	Financial statements

Total borrowings	Euro Bonds	Finance leases	Other loans	Interest rate swaps	Bank debt	Total

2006		4	144		65	213

2007		5	4			9

2008	641	3	2			646

2009		3	2			5

2010		2	3			5

Thereafter	368	11	20	7		406

Total borrowings	1,009	28	175	7	65	1,284

of which included in long term debt	1,009	24	31	7		1,071

of which included in other current liabilities		4	144		65	213

(in € millions)

The fair value of long term debt, net of current portion, has been estimated by calculating the discounted value of the loan portfolio using an estimated yield curve, appropriate for the contract terms in effect at the end of the year. The carrying amounts of current portion of long term debt approximate their fair value.

On 5 December 2001, TNT N.V. issued a €1 billion Eurobond with an original maturity of seven years. The bond has a coupon of 5.125% and began paying interest annually in arrears on 5 December 2002.

In May 2005 €354 million of the €1 billion 5.125% Eurobond 2008 was exchanged for €386 million of a new 10-year 3.875% Eurobond 2015. At the time of the exchange, the 2015 bond was increased with an additional €14 million to an outstanding total amount of €400 million.

The total €1,046 million of Eurobonds will be measured at amortised cost of €1,011 million. A fair value adjustment of positive €2 million has been reflected in the amortised cost value to adjust the amortised cost value to the book value. The book value of the nominal €1,046 million of Eurobonds amounted to €1,009 million as at 31 December 2005.

TNT has a total €500 million (2004: 300) of interest rate swaps outstanding for which we receive fixed interest and pay floating interest. These interest rate swaps act as a hedge against the fair value interest rate risk of our 5.125% December 2008 Eurobond. The market value of these instruments amounted to negative €2 million as at 31 December 2005 (2004: -1).

In December 2005, we entered into €500 million of forward starting interest rate swaps whereby we will receive floating interest and pay fixed interest. These flows of interest exchanges under the forward starting interest rate swaps will start per December 2008. These interest rate swaps act as a hedge against the cash flow interest rate risk of the non-agreed upon additional funding to the 5.125% December 2008 Eurobond. Per the June 2005 exchange for the new 3.875% 2015 Eurobond we have decided to unwind €400 million of outstanding forward starting interest rate swaps whereby we paid the market value of €12 million. Because the forward starting swap has been designated as a cash flow hedge, the market value will stay in equity until December 2008 and will be straight-line amortised to income until December 2015. The market value of this long term €100 million outstanding forward starting interest rate swap amounted to €5 million as at 31 December 2005 (2004: 0). As the forward starting swap has been designated as a cash flow hedge, the market value movement has been included in equity.

Total borrowings include bank loans of €18 million (2004: 21), which are secured by property, plant and equipment. At 31 December 2005, committed facilities with domestic and international banks amounted to €1 billion. This undrawn revolving syndicated facility will mature in 2012. The facility was negotiated in 2005.

We lease several aircraft for our express business. Furthermore, we lease several buildings, trucks and trailers for our mail and express business. None of the individual lease arrangements are deemed significant.

O  14  OTHER CURRENT LIABILITIES: 571 MILLION (2004: 507)

At 31 December
	2005	2004

Short term bank debt	65	36

Current portion of long term debt	148	15

Total current borrowings	213	51

Taxes and social security contributions	137	273

Expenses to be paid	62	44

Other	159	139

Total	571	507

(in € millions)

142	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

As at 31 December 2004 long term debt includes a €129 million bilateral loan agreement maturing in 2020 with fixed interest rate of 5.85%. In 2005, the loan agreement was changed to a bullet loan maturing in 2006 with a fixed interest of 2.54% and is included in current portion of long term debt.

Included in the €159 million, in another €17 million related to shares purchased under the share buy back programme.

Other current liabilities also include a fair value of €31 million (2004: 8) of all outstanding short term foreign exchange forward contracts and a basis swap. A basis swap is a hedge on an inter-company loan receivable or payable. Of the €31 million an amount of €0.4 million qualifies for hedge accounting and has been included directly in shareholders’ equity. The fair value has been calculated against the relevant market (forward) rates at 31 December 2005. The notional principal amount of the outstanding foreign exchange forward contracts at 31 December 2005 is €794 million (2004: 359).

The balance of 31 December 2005 that is expected to be settled after 12 months is €70 million (2004: 58).

Other current liabilities as at 31 December 2005 of €398 million related to our discontinued logistics business is included in liabilities relating to assets classified as held for sale.

O  15  ACCRUED CURRENT LIABILITIES: 1,126 MILLION (2004: 1,308)

At 31 December
	2005	2004

Amounts received in advance	99	169

Expenses to be paid	669	742

Vacation/vacation payments	177	210

Terminal dues	79	76

Other accrued current liabilities	102	111

Total	1,126	1,308

(in € millions)

Amounts received in advance include €59 million (2004: 67) for stamps which were sold but not yet used. The balance of the €1,126 million that is expected to be settled after 12 months is €45 million (2004: 12).

Accrued current liabilities as at 31 December 2005 of €292 million related to our discontinued logistics business is included in liabilities relating to assets classified as held for sale.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

O  16  NET SALES: 10,050 MILLION (2004: 9,077)

The net sales of mail, express and freight management relate to the trading activities of all three reportable segments, arising from rendering services. Net sales allocated by geographical area in the country or region in which the entity records sales is detailed in note 33.

O  17  OTHER OPERATING REVENUES: 55 MILLION (2004: 29)

Other operating revenues relate to the sale of goods and rendering of services not related to our normal trading activities and mainly include rental income of temporarily leased-out property, aircraft maintenance and engineering income and custom clearance income.

O  18  OTHER INCOME: 38 MILLION (2004: 8)

Other income in 2005 mainly includes net proceeds from the sale of group companies of €12 million and the sale of property, plant and equipment for €26 million (2004: 8).

O  19  SALARIES AND SOCIAL SECURITY CONTRIBUTIONS: 3,413 MILLION (2004: 3,248)

	Year ended at 31 December
	2005	2004[1]

Salaries	2,835	2,625

Share based payments	8	5

Pension charges:

Defined benefit plans	149	188

Defined contribution plans	26	21

Social security charges	395	409

Total	3,413	3,248

(in € millions)
1	The numbers for 2004 have been adjusted for comparative purposes.

Included in salaries in 2004 was a positive effect from the settlement for future wage guarantees which resulted in a €134 million refund from an insurance company.

2005 Annual Report and Form 20-F	143

Back to Contents

Chapter 12	Financial statements

Labour force
	2005	2004[1]

Employees at year end [2]	128,307	130,262

Mail	77,447	81,794

Express	48,574	46,151

Freight management	2,286	2,317

Employees of joint ventures [3]	6,315	6,735

Number of external agency staff at year end	8,157	3,469

FTE’s year average [4]	89,362	89,265

Mail	42,482	44,483

Express	44,636	42,522

Freight management	2,244	2,260

FTE’s of joint ventures [2]	4,940	5,336

1	The numbers for 2004 have been adjusted for comparative purposes.
2	Including temporary employees on our payroll.
3	These numbers represent all employees and fte’s in the joint ventures.
4	FTE’s (full-time equivalents) are monthly calculated based on the total hours worked divided by the local standard week or local contracts. The yearly average is calculated by summing the monthly numbers and dividing the result by twelve.

At the end of 2005, 6,315 people (2004: 6,735) were employed by joint ventures, of whom 4,562 (2004: 4,964) were on the payroll of Dutch companies, primarily Postkantoren B.V., and 1,753 (2004: 1,771) were on the payroll of companies outside the Netherlands.

In 2005 the average number of average full-time employee equivalents in the mail division was 42,482. This was a decrease of 4.5% compared to last year and was mainly caused by restructuring plans and natural attrition in the Netherlands.

The 5% increase of average full-time employee equivalents in express was mainly caused by organic growth.

The number of external agency staff increased by 8,157 (2004: 3,469), mainly due to the flexible work force programme in the mail segment.

The total number of employees in our discontinued logistics business was 35,285 as at 31 December 2005 (2004: 37,046). The FTE average was 33,436 in 2005 (2004: 36,360). The total number of employees of joint ventures in our discontinued logistics business was 1,666 as at 31 December 2005 (2004: 2,244).

Remuneration of members of the Supervisory Board
Over 2005, the accrued remuneration of the current members of the Supervisory Board, excluding VAT, amounted to €524,897 (2004: 345,437). The remuneration of the individual members of the Supervisory Board is set out in the table below:

Supervisory Board compensation	Base compensation	Other payments [1]	Total remuneration

J.H.M. Hommen	52,100	5,067	57,167

R.J.N. Abrahamsen	42,100	27,134	69,234

J.M.T. Cochrane	42,100	10,567	52,667

R. Dahan	42,100	14,067	56,167

V. Halberstadt	42,100	22,567	64,667

W. Kok	42,100	9,067	51,167

S. Levy	42,100	12,567	54,667

G. Monnas	42,100	11,134	53,234

R.W.H. Stomberg	42,100	8,134	50,234

Total current members of the Supervisory Board	388,900	120,304	509,204

M. Tabaksblat	15,126	567	15,693

Total former members of the Supervisory Board	15,126	567	15,693

Total Supervisory Board compensation	404,026	120,871	524,897

( in € )
1 Payments relating to number of Supervisory Board committee meetings attended.

144	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

No options or shares were granted to members of the Supervisory Board and none of the members of the Supervisory Board accrued any pension rights with our company.

Remuneration of members of the Board of Management
During 2005, the Board of Management consisted of five members. The Board of Management remained unchanged during 2005.

TOTAL REMUNERATION
In 2005, the remuneration, including pension and social security contributions, of the current and the former members of the Board of Management amounted to €9,784,714 (2004: 7,956,604).

The pension contribution for the defined benefit pension plan of Dave Kulik is on a non-funded pension scheme, meaning that the liability for a future pension exists, but the money is not actually transferred to a fund.

Marie-Christine Lombard received a special incentive award of €150,000 for her contribution to the discontinuation of logistics France. The severance payments for Jan Haars amounted to €1,794,706 in the severance conditions as disclosed in 2005. There was no accrual for the special incentive of Dave Kulik in 2005.

The remuneration of the individual members of the Board of Management is set out in the table below:

Compensation & benefits Board of Management	Base salary	Other periodic paid compensation [1]	Accrued profit share and bonus	Accrual for long term equity incentive	Severance payments	Pension contributions for future payments	2005 Total	2004 Total

Peter Bakker	900,000	74,083	543,997	262,974		130,734	1,911,788	1,894,993

Jan Haars	500,000	34,923	302,751	136,233	1,794,706	206,371	2,974,984	1,141,772

Harry Koorstra	600,000	43,760	409,561	136,233		239,941	1,429,495	1,275,211

Dave Kulik	600,000	60,398	399,312	126,193		605,973	1,791,876	2,075,253

Marie-Christine Lombard	600,000	340,300	430,078	126,193		180,000	1,676,571	1,234,714

Total current members of the Board of Management	3,200,000	553,464	2,085,699	787,826	1,794,706	1,363,019	9,784,714	7,621,943

Total former members of the Board of Management								334,661

Total Board of Management	3,200,000	553,464	2,085,699	787,826	1,794,706	1,363,019	9,784,714	7,956,604

(in €)
1	Includes company costs related to tax and social security.

BASE SALARY
Details of the base salary and the other periodic paid compensation elements of the current members of the Board of Management are set out below.

For 2005 the Board of Management has not received a general increase in base salary. In 2006 the Board of Management again will not receive a general increase in base salary. The base salary of Marie-Christine Lombard was aligned to the salary of the other group managing directors in the Board of Management at €600,000. The country of residence component in the base salary for Dave Kulik and Marie-Christine Lombard consisted of €500,000 for Dave Kulik and €300,000 for Marie-Christine Lombard.

SHORT TERM INCENTIVES
Since 2002, we account for bonus payments on the basis of the accrued bonuses for the performance of the year reported. In 2005, an amount of €2,288,333 was paid to the members of the Board of Management for performance over 2004. In the table below the amount of €1,772,279 and €150,000 reflects the accrued bonuses for performance over 2005 and the amount of €163,420 reflects the accrued costs for the rights on matching shares that were granted in 2005, 2004 and 2003.

The economic profit targets for 2005 were met for express and mail. The economic profit targets for logistics were not met. The 2005 earnings per share performance target was between minimum and target. The earnings per share target and performance for 2005 included the logistics operations.

2005 Annual Report and Form 20-F	145

Back to Contents

Chapter 12	Financial statements

The 2005 profit share and bonus amounts for the members of the Board of Management are accrued as set out below:
Profit shares & bonuses Board of Management	Accrued for 2005 performance	2005 bonus as percentage of base pay	Other bonus/accrued special incentive	Accrued for matching shares	Profit share and bonus

Peter Bakker	498,140	55%		45,857	543,997

Jan Haars	276,744	55%		26,007	302,751

Harry Koorstra	364,465	61%		45,096	409,561

Dave Kulik	268,465	45%		34,847	303,312

Marie-Christine Lombard	364,465	61%	150,000	11,613	526,078

Total	1,772,279		150,000	163,420	2,085,699

(in €, except percentages)

SHARE MATCHING SCHEME
In 2005, the amount of €2,288,333 in relation to company results was paid to the members of the Board of Management. Of this amount, 75% (€1,762,250) was paid in cash and 25% ( €572,083) was paid in shares. These bonus shares are held in a trust by our share administrator.

All members of the Board of Management participated in the scheme for the bonus earned during their membership of the Board of Management and none of the acquired shares were sold during their membership of the Board of Management. Their current matching entitlement is set out in the following table:

	Number of matching rights on shares

Bonus-related matching rights Board of Management	Year		Outstanding as at 1 Jan 2005	Granted during 2005	Exercised or forfeited during 2005	Outstanding as at 31 Dec 2005	Remaining years in contractual life

Peter Bakker	2003		7,042			7,042	0.3

	2004

	2005			8,211		8,211	2.3

Jan Haars	2003		4,062			4,062	0.3

	2004

	2005			4,562		4,562	2.3

Harry Koorstra	2003		5,523			5,523	0.3

	2004		2,602			2,602	1.3

	2005			5,474		5,474	2.3

Dave Kulik	2003	[1]	3,880			3,880	0.3

	2004		1,863			1,863	1.3

	2005			5,028		5,028	2.3

Marie-Christine Lombard	2003

	2004

	2005			4,562		4,562	2.3

Current members of the Board of Management			24,972	27,837		52,809

Total Board of Management			24,972	27,837		52,809

1	using 25% of bonus earned before the appointment as member of the Board of Management.

LONG TERM INCENTIVES
The maximum number of options and performance shares that can vest are disclosed in this report (150% of base allocation share options and 120% of base allocation performance shares).

146	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

LONG TERM INCENTIVE/SHARE OPTION SCHEME
The table below summarises the status of the number of outstanding options of our ordinary shares granted to the members of the Board of Management:

Options Board of Management			Number of options				Amounts in €
	Year		Outstanding as at 1 Jan 2005	Exercised during 2005	Forfeited during 2005	Outstanding as at 31 Dec 2005 [3]	Exercise price	Share price on exercise date	Remaining years in contractual life

Board of Management [1]

Peter Bakker	2000		20,000		20,000		24.96

	2001		20,000			20,000	23.66		0.2

	2002		60,000		30,000	30,000	22.24		1.1

	2003		60,000			60,000	13.85		5.1

	2004		90,000			90,000	18.44		6.3

Jan Haars	2002		30,000		15,000	15,000	18.41		1.6

	2003		30,000			30,000	13.85		5.1

	2004		45,000			45,000	18.44		6.3

Harry Koorstra	2000	[2]	9,000		9,000		24.96

	2001		20,000			20,000	23.66		0.2

	2002		30,000		15,000	15,000	22.24		1.1

	2003		30,000			30,000	13.85		5.1

	2004		45,000			45,000	18.44		6.3

Dave Kulik	2003	[2]	18,000			18,000	13.85		5.1

	2004		45,000			45,000	18.44		6.3

Marie-Christine Lombard	2004		45,000			45,000	18.44		6.3

Current members of the Board of Management	Total		597,000		89,000	508,000

Former members of the Board of Management	2000		40,000		40,000		24.96

Former members of the Board of Management	Total		40,000		40,000

Total Board of Management			637,000		129,000	508,000

1	The options of the (former) members of the Board of Management only include the options granted as of the year of appointment to the Board of Management.
2	Granted before the appointment as member of the Board of Management.
3	150% of base allocation being the maximum number of options exercisable under the performance schedule.

No member of the Board of Management has exercised options.

LONG TERM INCENTIVE/PERFORMANCE SHARE SCHEME
The table below summarises the status of the rights awarded under the performance share scheme to the members of the Board of Management:

2005 Annual Report and Form 20-F	147

Back to Contents

Chapter 12	Financial statements

Rights on performance shares Board of Management	Number of rights on performance shares

	Year	Outstanding as at 1 Jan 2005	Granted during 2005[1]	Exercised during 2005	Forfeited during 2005	Outstanding as at 31 Dec 2005	Remaining years in contractual life

Peter Bakker	2003	11,795				11,795	0.1

	2004	13,015				13,015	1.3

	2005		46,550			46,550	2.3

Jan Haars	2003	7,863				7,863	0.1

	2004	6,507				6,507	1.3

	2005		23,275			23,275	2.3

Harry Koorstra	2003	7,863				7,863	0.1

	2004	6,507				6,507	1.3

	2005		23,275			23,275	2.3

Dave Kulik	2004	6,507				6,507	1.3

	2005		23,275			23,275	2.3

Marie-Christine Lombard	2004	6,507				6,507	1.3

	2005		23,275			23,275	2.3

Total		66,564	139,650			206,214

1	120% of base allocation being the maximum number of rights on performance shares that can vest under the performance schedule.

Our relative total shareholder return over the period from 1 January 2002 through 31 December 2005 governs the share option grant and performance share grant for 2002. Our relative total shareholder return over the period from 1 January 2003 through 31 December 2005 governs the share option grant and performance share grant for 2003.

If the granted share options and rights on performance shares were to vest on 31 December 2005, the following share options would have vested based on the total shareholders return vesting percentages.

Vesting per year end according to TSR performance schedules		Share options		Performance shares
	Year	Vesting % relating to TSR performance schedule	Vesting as per 31 Dec 2005	Vesting % relating to TSR performance schedule	Vesting as per 31 Dec 2005

Peter Bakker	2002	75%	30,000

	2003	75%	30,000	75%	7,372

	2004	100%	60,000	100%	10,846

	2005			100%	38,792

Jan Haars	2002	75%	15,000

	2003	75%	15,000

	2004	100%	30,000	100%	5,423

	2005				19,396

Harry Koorstra	2002	75%	15,000

	2003	75%	15,000

	2004	100%	30,000	100%	5,423

	2005				19,396

Dave Kulik	2003	75%	9,000

	2004	100%	30,000	100%	5,423

	2005				19,396

Marie-Christine Lombard	2004	100%	30,000	100%	5,423

	2005				19,396

Total			309,000		156,286

The table above shows the actual vesting of the 2002 and 2003 share options as well as the 2003 performance shares on 31 December 2005.

For the grants after 2003, it shows what would vest if the performance period ended on 31 December 2005.

148	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

VARIABLE COMPENSATION
In the table below the total variable compensation granted in 2005 to the members of the Board of Management is expressed as a percentage of base salary. For this purpose the value of the rights on matching shares, share options and rights on performance shares were calculated using the Monte Carlo method and a weighted probability analysis provided by Hewitt Associates.

Percentage variable compensation Board of Management	Bonus for 2005 performance	Rights on matching shares accrued	Share options granted in 2003-2005	Rights on performance shares granted in 2003-2005	Other bonus/accrued special incentive	Total variable compensation	Base salary	Total variable compensation as % of base pay

Peter Bakker	498,140	45,857	127,803	135,171		806,971	900,000	90%

Jan Haars	276,744	26,007	63,901	72,332		438,984	500,000	88%

Harry Koorstra	364,465	45,096	63,901	72,332		545,794	600,000	91%

Dave Kulik	268,465	34,847	53,861	72,332		429,505	600,000	72%

Marie-Christine Lombard	364,465	11,613	53,861	72,332	150,000	652,271	600,000	109%

Total	1,772,279	163,420	363,327	424,499	150,000	2,873,525	3,200,000	90%

(in €, except percentages)

PENSIONS
Peter Bakker, Jan Haars and Harry Koorstra are participants in a defined benefit scheme, which provides an annual benefit of 70% of pensionable salary, assuming 35 years of service. Dave Kulik participates in a defined benefit scheme with a normal retirement benefit accrual of 1.75% per year and a 401(k) scheme (defined contribution). Marie-Christine Lombard participates in a defined contribution pension scheme. The pensionable age of Peter Bakker and Harry Koorstra is 65; the pensionable age of Jan Haars is 60 years of age. The foreseen pensionable age of Dave Kulik is 60. The accrued benefits and the transfer values (for participants in a defined benefit scheme) of the members of the Board of Management are as follows:

Benefits and transfer value defined benefit plans Board of Management

	Age at 31 Dec 2005	Type of pension scheme [1]	Transfer/fund value of accrued benefits at 31 Dec 2004 [2]	Defined benefit obligation at 31 Dec 2005 [3]	Service costs [4]	Accrued benefits at 31 Dec 2004	Accrued benefits at 31 Dec 2005	Changes in accrued benefits during 2005

Peter Bakker	44	DB	1,503,243	2,606,519	130,734	234,207	251,861	17,654

Jan Haars	54	DB	2,374,951	4,114,537	206,371	183,092	200,315	17,223

Harry Koorstra	54	DB	2,845,674	4,783,845	239,941	298,711	310,345	11,634

Dave Kulik [5]	57	DB	3,096,986	4,843,875	605,973	299,628	440,859	141,231

1	DB = Defined benefit.
2	The accrued benefits are as disclosed in 2004.
3	The defined benefit obligation is based on IAS19 requirements.
4	The service costs are based on IAS19 requirements.
5	The service cost for Dave Kulik are calculated on a 5 year average final pay basis. The service cost for 2005 are impacted by the increase in compensation after his appointment in the Board of Management in 2003.The change in accrued benefits includes €46,327 due to the change in the foreign exchange rate.

2005 Annual Report and Form 20-F	149

Back to Contents

Chapter 12	Financial statements

Transfer values of the accrued benefits of our Dutch members of the Board of Management has been calculated on the basis of actuarial advice in accordance with the regulations from the Dutch Ministry of Social Affairs and Employment.

The pension contribution for Dave Kulik is to a non-funded pension scheme, meaning that the liability for a future pension exists, but the money is not actually transferred to a fund.

In addition, we contributed €14,521 for Dave Kulik and €180,000 for Marie-Christine Lombard under a defined contribution scheme.

Performance Share Scheme
The performance share scheme is an equity-settled plan with annual grants. Participants will be granted a conditional right over a number of TNT shares. The number of shares comprised in the share award reflects the position that the participant holds and management’s assessment of their future contribution to the company.

Participants will become owner of the share after a period of three years (vesting period). The plan includes market based vesting conditions such that the number of shares is dependent on TNT’s Total Shareholder Return (TSR) performance relative to certain other stock indices. These conditions are included in the calculation of the fair value at grant date. This plan is similar to the stock option plan as described below with the only difference that the exercise price of performance shares is equal to zero.

•	Performance shares were granted in May 2005 to about 1,000 managers in the current TNT group at a fair value of €14.11. These grants were part of the policy of granting rights on performance shares each year to eligible members of senior management from 2005 onwards.
•	Shares will become unconditional at the third anniversary of the grant (May 2008).
•	The participant retains the right to be compensated when he/she leaves the company for certain reasons (retirement, certain reorganisations, disability or death).

The total number of rights on performance shares for management granted in 2005 is stated below.

Rights on performance shares management	Number of rights on performance shares

	Year	Outstanding as at 1 Jan 2005	Granted during 2005	Exercised during 2005	Forfeited during 2005	Outstanding as at 31 Dec 2005	Remaining years in contractual life

Management	2005		1,236,890	183	25,737	1,210,970	2.3

In the outstanding number of rights on performance shares in the table above, an estimated total of 329,000 is related to our discontinued logistics business.

Management option plan
No options were granted in 2005. In 2005 the option plans was replaced by the performance share scheme.

The number of options granted in each of the three years that will ultimately be eligible for exercise is dependent on our total shareholder return relative to a peer group of direct competitors and a peer group of AEX companies.

Option rights were granted in accordance with the management option plan, which is approved by the Supervisory Board. This plan sets out the procedures for share option grants in more than 40 countries around the world.

The significant aspects of the plan are:

•	options are granted at the average market price as traded on the Euronext Amsterdam on the date the grant is made (2004: €18.44/share),

•	for options granted in 2003 and 2004 the option is exercisable between the third and eighth anniversary of the day of grant; after eight years the outstanding options are forfeited,
•	for options granted prior to 2003 the option is exercisable between the third and fifth anniversary of the day of grant; after five years the outstanding options are forfeited,
•	the option holder retains the right to exercise his/her option when he/she leaves the company for certain reasons (retirement, certain reorganisations, disability or death), and
•	the option holder loses the right to exercise his/her option when he/she leaves the company for reasons other than those mentioned above.

The exercise of options is subject to the TNT rules concerning inside information.

The table below summarises the status of the number of outstanding options granted to the Board of Management and former members of the Board of Management as well as to eligible members of senior managers in the current TNT group.

150	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Statement of changes of outstanding options		Number of options				Amounts in €

	Year	Outstanding as at 1 Jan 2005	Exercised during 2005	Forfeited during 2005	Outstanding as at 31 Dec 2005 [1]	Exercise price	Share price on exercise date	Remaining years in contractual life

Board of Management (incl former members)	various	637,000		129,000	508,000

Management	2000	623,575		623,575		24.96

	2000	3,000		3,000		27.62

	2001	1,286,500	596,249	31,000	659,251	23.66	25.59	0.2

	2002	2,181,686	386,921	1,126,472	668,293	22.24	25.30	1.1

	2003	2,741,525	65,875	164,050	2,511,600	13.85	21.87	5.1

	2003	19,500		–	19,500	14.51		5.4

	2004	3,225,204	52,500	243,300	2,929,404	18.44	21.86	6.3

Total		10,717,990	1,101,545	2,320,397	7,296,048

1 150% of base allocation being the maximum number of options exercisable under the performance schedule.

Historic overview outstanding options	2005		2004

	Number of options	Weighted average exercise price(in €)	Number of options	Weighted average exercise price (in €)

Balance at beginning of year	10,717,990	19.07	10,310,610	21.22

Granted			3,660,304	18.44

Exercised	(1,101,545)	25.09	(51,375)	14.39

Forfeited	(2,320,397)	22.06	(3,201,549)	25.35

Balance at end of year	7,296,048	17.63	10,717,990	19.07

Exercisable at 31 December	1,446,794	22.80	2,075,200	23.90

Fair value of options (Black-Scholes) at grant date (in €)				3.67

Fair value of options (Monte Carlo) at grant date (in €)[1]				4.73

1	This includes the value of marked-based performance conditions regarding total shareholder return.

Statements of changes of outstanding options
The table above also includes the outstanding options of the members of the Board of Management and former members of the Board of Management. All options granted entitle the holder to the allotment of ordinary shares when they are exercised and are equity settled.

In the outstanding total number of options in the table above an estimated total of 1.9 million options with a weighted average exercise price of €17.85 is related to our discontinued logistics business.

Bonus/matching plan for senior management
Members of a select group of senior managers were paid 75% of their 2002, 2003 and 2004 bonus in cash and 25% as a grant of TNT shares with an associated matching right in 2005 (121,345), 2004 (107,710) and in 2003 (54,405) if at least 50% of the shares are kept for three years. We see the bonus/matching plan as part of our remuneration package for the members of our top management, and it is particularly aimed at further aligning their interests with the interests of the shareholders. The rights on bonus and matching shares are granted in accordance with the bonus/matching plan, which has been approved by the Supervisory Board.

2005 Annual Report and Form 20-F	151

Back to Contents

Chapter 12	Financial statements

The significant aspects of the plan are:

•	the grant of the right on bonus shares is in lieu of 25% of an individual’s annual bonus payment, and bonus shares are delivered shortly after the right is granted,
•	the number of bonus shares is calculated by dividing 25% of an individual’s gross annual bonus relating to the preceding financial year by the weighted average share price on the Euronext Amsterdam on the date the grant is made (2005: €20.55/share),
•	the rights on matching shares are granted for zero and the number of shares is equal to the number of bonus shares,
•	the matching shares are delivered three years after the delivery of the bonus shares. One matching share is delivered for each bonus share that has been retained for three years,
•	for each bonus share that is sold within three years, the associated right to one matching share lapses. If more than

50% of the bonus shares are sold within three years, the entire right to matching shares lapses with immediate effect,
•	where a participant leaves the company for certain reasons (retirement, certain reorganisations, disability or death) the right to matching shares will vest immediately and he/she can exercise his/her right pro rata, and
•	a participant loses the right to exercise his/her right on matching shares when he/she leaves the company for reasons other than those mentioned above,

The exercise of the rights on matching shares is subject to the TNT rules concerning inside information that apply to our company. All awards under this plan are equity settled.

The table below summarises the status of the number of outstanding rights on matching shares granted to senior managers in the current TNT group:

	Number of matching rights on shares

Bonus connecting matching rights Management	Year	Outstanding as at 1 Jan 2005	Granted during 2005	Exercised or forfeited during 2005	Outstanding as at 31 Dec 2005	Remaining years in contractual life

Management	2003	46,739		1,780	44,959	0.3

	2004	97,707		2,921	94,786	1.3

	2005		117,399	3,095	114,304	2.3

		144,446	117,399	7,796	254,049

In the outstanding number of matching rights on shares in the table above, an estimated total of 43,000 is related to our discontinued logistics business.

Fair value assumptions and hedging
Our share based payments have been measured using the Monte Carlo fair value measurement method. Significant assumptions used in our calculations are as follows:

	2005	2004

Share price (in €)	20.71	18.44

Volatility (%)	28.35	32.39

Vesting period (in years)	3	3

Risk free rate (%)	2.39	4.09

Dividend yield (%)	3.13	2.90

As of 5 May 2005, the 2005 grant date, the fair value of our matching shares awarded was €18.62 and the fair value of our performance shares awarded was €14.11. As of 27 April 2004, the 2004 grant date, the fair value of our options awarded was €4.73, of our matching shares was €16.29 and of our performance shares awarded was €10.74.

We manage our risk in connection with the obligations we have under the existing share and option plans by purchasing shares in the market. In 2005, 2004 and 2003 we purchased no shares for hedging purposes.

At 31 December 2005, we held a total of 33,251,915 (2004: 12,579,942) shares of which 3,791,438 shares were held to cover share schemes (2004: 4,979,942), purchased at a weigthed average price per share of €22.06 (2004: 21.92).

O  20 DEPRECIATION, AMORTISATION AND IMPAIRMENTS: 320 MILLION (2004: 303)

	Year ended at 31 December
	2005	2004

Amortisation of other intangibles	65	53

Depreciation and impairment	255	250
property, plant and equipment

Total	320	303

(in € millions)

Impairment costs for property, plant and equipment of €9 million (2004: 11) are included in the depreciation expense.

O  21 OTHER OPERATING EXPENSES: 647 MILLION (2004: 548)

The other operating expenses in mail in 2005 were €267 million (2004: 261), in express €271 million (2004: 251) and in freight management €38 million (2004: 12). Total advertising expenses incurred in 2005 amounted to €15 million (2004: 42), €2 million in mail and €13 million in express.

152	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Included within other operating expenses are costs incurred for services provided by our group statutory auditors, PricewaterhouseCoopers Accountants N.V.

Included in the table is approximately €3 million in 2005 and €3 million in 2004 related to fees for services provided relating to our discontinued logistics business.

The fees for their services can be divided into the following categories:

TNT Group	Year ended at 31 December
	2005	2004

Audit fees	13	12

Audit related fees	5	3

Tax advisory fees	0	0

Other fees	1	1

Total	19	16

(in € millions)

Fees for audit services include the audit of TNT’s annual financial statements, the review of interim financial statements, statutory audits, services associated with issuing an audit opinion on the postal concession reporting and services that only the independent auditor can reasonably provide. Fees for audit related services include employee benefit plan audits, due diligence related to mergers and acquisitions, internal control reviews, transition to IFRS and consultation concerning financial accounting and reporting matters not classified as audit. Audited related fees in 2005 also include consultation and review of our controls framework related to the Sarbanes-Oxley Act requirements amounting to approximately €2 million. Fees for tax services include tax compliance, tax advice, including all services performed by the independent auditor’s professional staff in its tax division, except those rendered in connection with the audit. Fees for other services include financial risk management reviews, general training support for accounting and audit of corporate sustainability reports.

O  22 NET FINANCIAL INCOME AND EXPENSES

Interest and similar income: 115 million (2004: 99)
Interest and similar income in 2005 of €115 million mainly relates to interest income on funding our discontinued logistics business of €72 million, interest of €21 million relating to an income tax refund, interest income on loans and deposits of €12 million and other interest income relating to outstanding hedges.

Interest and similar income in 2004 of €99 million mainly relates to interest income on funding our discontinued business of €66 million, interest income on loans and deposits of €12 million, a one-off gain of €11 million on the unwind of a US dollar 435 million swap and other interest income relating to outstanding hedges.

Interest and similar expenses: 121 million (2004: 117)

	Year ended at 31 December
	2005	2004

Interest on long term liabilities	54	61

Interest added to provisions	2	1

Interest on short term liabilities	11	8

Foreign currency swaps - fair value hedges	23	9

Net foreign exchange transaction gains/losses	2	2

Other financial expenses	29	36

Total	121	117

(in € millions)

Interest and similar expense in 2005 of €121 million mainly relates to interest expense on long term borrowings of €54 million and fair value adjustments on the outstanding fair value hedges of €23 million. Other financial expenses of €29 million mainly relates to interest expense on funding from our discontinued logistics business of €21 million.

Interest and similar expense in 2004 of €117 million mainly relates to interest expense on long term borrowing of €61 million and amortisation of expenses relating to hedging instruments and of €9 million. Other financial expenses of €36 million mainly relates to interest expense on funding from our discontinued logistics business of €18 million.

O  23 INCOME TAXES: 379 MILLION (2004: 375)

Income taxes in the statement of income of 2005 amount to €379 million (2004: 375), or 32.9% (2004: 34.2%) of income before income taxes. Of the €379 million, €99 million of our total income taxes related to tax authorities outside the Netherlands.

	Year ended at 31 December
	2005	2004

Dutch statutary income tax rate:	31.5	34.5

Adjustment regarding effective income tax rates other countries	(0.9)	(1.9)

Permanent differences:

Non and partly deductible costs	1.4	0.9

Exempt income	(0.4)

Other	1.3	0.7

Effective income tax rate	32.9	34.2

(in percentages)

2005 Annual Report and Form 20-F	153

Back to Contents

Chapter 12	Financial statements

Income taxes differ from the amount calculated by multiplying the Dutch statutory corporate income tax rate with the income before income taxes. In 2005, the effective income tax rate was 32.9% (2004: 34.2%), which is higher than the statutory corporate income tax rate of 31.5% in the Netherlands (2004: 34.5%). The decline of the effective tax rate compared to 2004 is predominantly the result of a decrease in the Dutch statutory income tax rate.

Income tax expense consists of the following:

	Year ended at 31 December
	2005	2004

Current tax expense	338	345

Changes in deferred taxes (excluding acquisitions / foreign exchange effects)	41	30

Total income taxes	379	375

(in € millions)

	At 31 December
	2005	2004

Income tax receivable	78	162

Income tax payable	(233)	(130)

Netted current income tax positions	(155)	32

(in € millions)

In 2005, the current tax expense amounted to €338 million (2004: 345). The difference between the total income taxes in the statements of income and the current tax expense is due to timing differences. These differences are recognised as deferred tax assets or deferred tax liabilities.

The following table shows the movements in deferred tax assets in 2005:

Deferred tax assets at 31 December 2004	253

Transfers to assets held for sale	(46)

Changes credited directly to equity	5

Other changes	(28)

(De)consolidation/foreign exchange effects	4

Deferred tax assets at 31 December 2005	188

(in € millions)

Deferred tax assets as at 31 December 2005 include €36 million related to our discontinued logistics business and is included in assets held for sale. €46 million included in the table on deferred tax assets as transferred to assets held for sale represents the balance as at 1 January 2005 and does not reflect the movements during 2005.

Deferred tax assets arise because of the following differences:

	At 31 December
	2005	2004

Differences between valuation for book and tax purposes of:

Provisions	18	46

Property, plant and equipment	6	5

Losses carried forward	71	98

Other	93	104

Total deferred tax assets	188	253

(in € millions)

Deferred tax assets and liabilities with the same term and the same consolidated tax group are presented net in the balance sheet if we have a legally enforceable right to offset the recognised amounts.

Out of the total "other" deferred tax assets of €93 million (2004: 104) an amount of €42 million (2004: 45) relating to temporary differences for assets that are both capitalised and depreciable for tax purposes only.

The total accumulated losses available for carry forward at 31 December 2005 amounted to €662 million (2004: 627). With these losses carried forward, future tax benefits of €211 million could be recognised (2004: 202). Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. Deferred tax assets are recognised if it is probable that they will be realised in the foreseeable future. The probability of the realisation is impacted by uncertainties regarding the utilisation of such benefits, for example as a result of the expiry of tax losses carried forward and legislative changes. As a result we have not recognised €140 million (2004: 123) of the potential future tax benefits and have recorded net deferred tax assets of €71 million at the end of 2005 (2004: 79).

The expiration of total accumulated losses is presented in the table below:

2006	10

2007	6

2008	12

2009	11

2010 and thereafter	137

Indefinite	486

Total	662

(in € millions)

154	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

The following table shows the movements in deferred tax liabilities in 2005:

Deferred tax liabilities at 31 December 2004	236

Transfers to liabilities related to assets classified as held for sale	(20)

Changes	17

Deferred tax liabilities at 31 December 2005	233

(in € millions)

Deferred tax liabilities as at 31 December 2005 include €30 million related to our discontinued logistics business and are included in liabilities related to assets classified as held for sale. €20 million included in the table on deferred tax liabilities as transferred to liabilities related to assets classified as held for sale represents the balance as at 1 January 2005 and does not reflect the movements during 2005.

Deferred tax liabilities arise because of the following differences:

	At 31 December

	2005	2004

Differences between valuation for book and tax purposes of:

Provisions	153	122

Property, plant and equipment	62	73

Other	18	41

Total deferred tax liabilities	233	236

(in € millions)

Multinational groups the size of TNT are exposed to varying degrees of uncertainty related to tax planning and regulatory reviews and audits. We account for our income taxes on the basis of our own internal analyses, supported by external advice. We continually monitor our global tax position, and whenever uncertainties arise, we assess the potential consequences and either accrue the liability or disclose a contingent liability in our financial statements, depending on the strength of our position and the resulting risk of loss.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

O  24 NET CASH FROM OPERATING ACTIVITIES: 984 MILLION (2004: 708)

In 2005, net cash provided by operating activities was €984 million, which is an increase of 39% compared to 2004 ( €708 million). Profit before income taxes contributed €1,151 million or €1,471 million if adjusted for the non-cash impact of depreciation, amortisation and impairments, an increase of €72 million or 5% compared to last year (€1,399 million).

The changes in pension liabilities of €123 million (2004: 254) reflects the total non-cash charges for the defined benefit pension schemes of €141 million, offset by our total cash contributions of €166 million to various pension funds, the majority of which for our Dutch employees who fall under our collective labour agreement, plus our cash contributions of €98 million for pensions which fall under the transitional plan of our Dutch collective labour agreement and which are directly paid by TNT (see note 10 to our consolidated financial statements). In total the cash contributions are €168 million lower than last year, mainly due to contributions of €142 million related to the Personal Seniors Arrangement in 2004 and due to €32 million lower contributions as prescribed by the minimum funding requirements of De Nederlandsche Bank (DNB), which amounted to €59 million in 2005 (2004: 91).

The non-cash impact of €52 million from other provisions included provisions related to employee benefits mainly in express, provisions taken for the uninsured part of the damage caused by major fires in three different warehouses in the United States, Spain and the United Kingdom, increased provisions for employer liability in the United Kingdom and reorganisation provisions mainly in mail.

Working capital increased by €180 million in 2005 as compared to a decrease of €21 million in 2004. Most of the increase of the accounts receivable position related to an increase of trade receivables that moved unfavourably by €165 million (2004: 77), due to a combination of additional revenue and increased debtor days. Trade payables negatively impacted the cash flow by €77 million as a result of a decrease of creditor days compared to last year. Other current liabilities moved favourably by €66 million, including higher accruals for subcontractors and claims.

Interest and similar expenses amounted to €121 million, including non-cash hedge results of €21 million. The cash outflow for interest paid totalled €84 million. Income taxes paid was €130 million (2004: 404). The net amount of income taxes paid included €162 million repayments by the Dutch tax authority of taxes over previous years after it was concluded that preliminary payments were too high and a decrease of the Dutch statutory tax rate from 34.5% in 2004 to 31.5% in 2005.

2005 Annual Report and Form 20-F	155

Back to Contents

Chapter 12	Financial statements

O  25 NET CASH USED IN INVESTING ACTIVITIES: (265) MILLION (2004:-268)

In 2005, the total payments for acquisitions of group companies amounted to €36 million and no cash was acquired as part of the total acquisitions. Most acquisitions took place in our mail division ( €30 million), the largest being Euro Mail B.V. (€18 million), the remaining shares in Circular Distributors Limited (€ 6 million) and the assets of Rheinkurier GmbH ( €3 million). Express acquired for a total amount of €6 million, mainly related to Door-to-Door d.o.o. and Asinus d.o.o. and the remaining share of our business in Israel. During 2005 all acquisitions were fully discharged by means of cash. The investments in associated companies primarily related to additional capital contributions in one of our associates of €13 million.

During 2005, we disposed our interest in Global Collect B.V. for a negative amount of €5 million, which consists of the total consideration received of €4 million and €9 million cash that was divested with the disposal. During 2005 all proceeds or payments related to disposals were in cash. The disposal of associated companies related to Postal Preference Service Limited in the mail segment and Mistral Air in the express segment.

In 2005, capital expenditures on property, plant and equipment amounted to €233 million (2004: 225). Of this amount, €80 million (2004: 75) related to mail, €143 million (2004: 144) to express (including freight management of €3 million for 2005 and €1 million for 2004) and €10 million (2004: 6) to non-allocated. The capital expenditures on intangible assets of €80 million (2004: 59), mostly related to software. In 2005, capital expenditures were funded primarily by cash generated from operations.

Proceeds from the sale of property, plant and equipment in 2005 totalled €43 million (2004: 21), which mainly related to several buildings from TNT Real Estate B.V. and TNT Real Estate Development B.V. (€23 million) and buildings and equipment from the joint venture Postkantoren B.V. ( €7 million) in the mail segment and equipment in our express operations in the United Kingdom (€4 million).

Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled €102 million in 2005, which was an increase of 4% compared to 2004 ( €98 million). The main capital expenditures in 2005 related to machinery (€24 million), software (€19 million), hardware (€9 million) and housing (€17 million). The remaining €33 million of capital expenditure related to various smaller projects, most of which were less than €1 million individually and included building refurbishments mainly in the Netherlands, renewal of IT equipment and software, operational equipment and various other capital expenditures.

Significant investments were made in the sorting and distribution process, with a total amount of €19 million invested in sequence sorting machines and sequence sorting software and €10 million invested in housing following the restructuring of operations in the Netherlands.

Capital expenditure on property, plant and equipment and other intangible assets by our express division (including freight management) totalled €197 million in 2005, which was an increase of 9% compared to 2004 ( €180 million).

During 2005, capital expenditures on other intangible assets totalled €54 million (2004: 36) and related primarily to the development of financial systems (e-back office) software (€22 million) and further enhancements to our international shared systems.

Some of the more significant express capital expenditures included fleet replacements in the United Kingdom ( €12 million) and Australia (€5 million), the expansion of the air hub in Liège ( €10 million) and the road hub in Duiven ( €7 million), depots in Stockholm ( €5 million) and Preston ( €4 million) and the remaining investments in the new headoffice for France in Lyon ( €3 million). Capital expenditures on property, plant and equipment and other intangible assets by our our freight management operations amounted to €3 million (2004: 8).

The net cash generated by other changes in financial fixed assets totalled €18 million (2004: 164) and is mainly attributable to settling net balances relating to our disposal of Global Collect B.V. Interest and similar income amounted to €115 million of which €72 million was related to non-cash interest from our discontinued logistics business.The cash inflow for interest received totalled €40 million. No dividends were received during 2005.

O  26 NET CASH USED IN FINANCING ACTIVITIES: (779) MILLION (2004: -284)

A final cash dividend for 2004 amounting to €168 million or €0.37 per ordinary share and a cash interim dividend for 2005 of €100 million or €0.22 per ordinary share were paid in 2005.

In 2005, a cash outflow of €259 million has been included as consideration for the repurchase of 13.1 million shares from the State of the Netherlands. These shares were delivered by the State of the Netherlands as a result of a purchase agreement signed in September 2004. Under our share buy back programme announced on 6 December 2005 we purchased 9,020,000 of our ordinary shares for an amount of €231 million. As at 31 December 2005, we paid €214 million relating to 8,372,000 shares with the remainder of the amount being paid in January 2006.

An amount of €16 million was received as a result of the exercise of options and share grants.

Movements in long term borrowings resulted in a net cash inflow of €29 million (2004: outflow of 62).

156	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

The total proceeds from long term borrowing of €35 million (2004: 16) consist mainly of a €14 million additional issuance of the 3.875% 2015 Eurobond, a €13 million increase in bank loans, and a €7 million (2004: 11) non-cash income from finance leases. A total of €6 million (2004: 78) of repayments to long term borrowings related, amongst others to a €4 million (2004: 9) scheduled payment on aircraft leases and other leases and to a €2 million (2004: 69) of repayments of bank loans. The 2004 repayments of bank loans, mainly relates to the bank loans granted to TNT Freight Management (€53 million) and to various other movements in non-interest bearing liabilities.

Movements in short term liabilities resulted in a net cash outflow of €55 million (2004: 48). The total repayments to short term borrowings mainly relates to repayments on aircraft leases and other leases of €47 million and a cash outflow of €20 million (2004: 8) regarding hedge transactions partly offset by cash inflow relating to short term liabilities of €14 million (2004: 8). In 2004 short term liabilities also decreased due to the repayment of short term bank loans in TNT Freight Management of €20 million and because of various other repayments of loans within our express and mail divisions.

ADDITIONAL NOTES

O  27 BUSINESS COMBINATIONS

Summary of principal acquisitions in the year

Company name	Segment	Month Acquired	% owner	Acquisition cost	Goodwill on acquisition

Euro Mail B.V.	Mail	August	100%	18	10

Circular Distributors Limited (remaining shares)	Mail	May	100%	6	6

Door-to-door d.o.o./Asinus d.o.o.	Express	June	100%	4	4

Rheinkurier GmbH	Mail	October	100%	3	3

Other acquisitions (including some remaining shares)				5	3

Total				36	26

(in € millions)

Additions in 2005 include €26 million (2004: 169) of goodwill arising from the acquisition of interests in newly acquired group companies and from extending our interests in group companies acquired in prior years. Our acquisitions in 2005 have generally centred on addressing our long term strategic plans by, amongst others, the direct marketing mailing activities for small and medium-sized enterprises.

The pre-acquisition balance sheet and the opening balance sheet of the acquired businesses is summarised in the table below:

	Year ended at 31 December 2005

	Pre-acquisition balance sheets	Acquisitions

Goodwill	0	26

Other non-current assets	4	9

Total non-current assets	4	35

Total current assets	5	5

Total assets	9	40

Equity	(15)	16

Non-current liabilities	6	6

Current liabilities	18	18

Total liabilities and equity	9	40

(in € millions)

Other non-current assets include an amount of approximately €6 million relating to separately identified intangible assets with respect to 2005 acquisitions.

2005 Annual Report and Form 20-F	157

Back to Contents

Chapter 12	Financial statements

Pro-forma results
The following represents the pro-forma results of TNT for 2005 and 2004 as though the acquisitions had taken place on 1 January 2004. These pro-forma results do not necessarily reflect the results that would have arisen had these acquisitions actually taken place on 1 January 2004, nor are they necessarily indicative of the future performance of TNT. This calculation also includes the impact of amortisation.

	Year ended at 31 December,

	Pro-forma results (unaudited)		As reported

	2005	2004	2005	2004

Total revenues	10,124	9,135	10,105	9,106

Profit for the period from continuing operations	773	723	772	721

Profit attributable to the shareholders	660	754	659	752

Earnings per ordinary share (in € cents)	145.3	159.3	145.0	158.9

Earnings per diluted ordinary share (in € cents)	144.6	159.1	144.4	158.7

(in € millions, except per share figures)

O  28 COMMITMENTS AND CONTINGENCIES

(No corresponding financial statement number)

	At 31 December
	2005	2004

Commitments relating to:

Financial guarantees	191	240

Operating guarantees	76	110

Rent and operating lease	1,251	1,675

Capital expenditure	16	33

Repurchases own shares	769	259

Purchase commitments	100	84

(in € millions)

Commitments and contingencies as at 31 December 2005 related to our discontinued logistics business amounts to €706 million. See further analysis in note 8.

Of the total commitments indicated above, €359 million are of a short term nature (2004: 593).

Financial and operating guarantees
Total financial guarantees at 31 December 2005 were €267 million (2004: 350) of which €99 million (2004: 164) amounted to corporate guarantees. These guarantees were mainly issued in connection with our obligations under lease contracts, custom duty deferment and local credit lines. The increase of corporate guarantees to banks new mainly related to local credit lines.

Furthermore, banks and other financial institutions have issued guarantees to cover obligations of group companies up to an amount of €147 million (2004: 127). These guarantees were mainly issued in connection with our obligations under lease contracts, customs duty deferment and local credit lines. The obligations under the guarantees issued by banks and other financial institutions have been secured by our company or by our subsidiaries. The €21 million (2004: 59) of remaining guarantees in 2005 relates to bank guarantees issued locally by group companies.

Rent and operating lease contracts
In 2005 operational lease expenses (including rental) in the consolidated statements of income amounted to €380 million (2004: 304). Future payments on non-cancellable existing lease contracts mainly relating to real estate, computer equipment and other equipment were as follows:

	At 31 December
Payable in the period	2005	2004

Less than 1 year	229	393

Between 1 and 2 years	210	331

Between 2 and 3 years	182	256

Between 3 and 4 years	140	192

Between 4 and 5 years	105	145

Thereafter	385	358

Total	1,251	1,675

Of which guaranteed by a third party/customers	3	98

(in € millions)

Capital expenditure
Commitments in connection with capital expenditure are €16 million (2004: 33), of which €14 million is related to property, plant and equipment and €2 million related to intangible assets. These commitments primarily related to projects within the operations of the mail division. These projects include sequence sorting and tray cart unloading.

Repurchase of shares
On 6 December 2005, we announced to return capital to our shareholders by repurchasing ordinary shares. This share buy back programme started on 6 December 2005 and is expected to end four months after 6 December 2005 unless prior to such date: (a) the aggregate value of shares acquired would exceed €1 billion; (b) 10% of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company; or (c) if a cash or exchange offer with respect to the shares of TNT is publicly launched through the publication of an offer document.

158	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

As at 31 December 2005, we repurchased 9,020,000 of our ordinary shares for a total amount of €231 million. Note 40 includes a table summarising our repurchases during December 2005. Under this repurchase programme we anticipate purchasing additional shares with a value of €769 million. It is our intention to cancel the ordinary shares and intend to request for such cancellation to be approved by our shareholders.

On 7 April 2005, TNT’s shareholders’ meeting mandated the Board of Management to repurchase ordinary shares for a period of eighteen months. Given the share buy back value of €1.0 billion, the approximate number of ordinary shares to be repurchased under the repurchase programme is approximately 42.6 million, calculated on the basis of the last trade prior to commencement of the repurchase programme.

Purchase commitments
At 31 December 2005 we had unconditional purchase commitments of €100 million (2004: 84) which were primarily related to various service and maintenance contracts. These contracts for service and maintenance relate primarily to information technology, security, salary registration, cleaning and aircraft.

Contingent tax liabilities
Multinational groups the size of TNT are exposed to varying degrees of uncertainty related to tax planning and regulatory reviews and audits. We account for our income taxes on the basis of our own internal analyses, supported by external advice. We continually monitor our global tax position, and whenever uncertainties arise, we assess the potential consequences and either accrue the liability or disclose a contingent liability in our financial statements, depending on the strength of our position and the resulting risk of loss.

In 2005, TNT continued to investigate and analyse its global tax position. As a result we currently estimate the realistic range to reflect our total contingent liability in this regard is between €150 million and €550 million.

In early 2004, our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK tax authorities and to our independent auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. The 2004 investigation, concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK tax authorities and PricewaterhouseCoopers. In addition to this investigation, in 2004 our audit committee, with the assistance of external legal and tax advisors, conducted a review of other UK tax matters that arose from the same period. In August 2004, we submitted a report to the UK tax authorities pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK tax authorities. In the first quarter of 2005, we reached a settlement with the UK tax authorities in relation to those matters without any further negative impact on our tax position in 2005.

As previously disclosed, since August 2004, we have been preparing an addendum to our original report to the UK tax authorities that will cover UK tax matters that were not the subject of the original investigation. We are in continuing discussions with the UK tax authorities in this connection, and we do not expect that these matters will be resolved with the UK tax authorities before the end of 2006.

In late 2005 and early 2006 our audit committee conducted an independent investigation with respect to whether illegal acts occurred in connection with certain past tax matters. Although the investigation concluded that such acts had occurred, we have determined that no provision or contingent liability is required as a result of this investigation.

We have also analysed and continue to analyse the tax positions of some of our subsidiaries with respect to other countries.

Our investigations and analyses, which are ongoing, concern, among other things, the substance and implementation of tax structures set up in connection with the acquisition, in December 1996 (prior to our formation in 1998), by our former parent company of the Australian company TNT Limited through a UK subsidiary, and the integration and structuring of those and related businesses after our demerger in 1998. Some of these structures which were set up in consultation with outside advisors, have been, or might be, challenged by various tax authorities.

An item that will be addressed in the addendum to our report to the UK tax authorities concerns whether some of our subsidiaries might have been resident in the United Kingdom prior to the acquisition of TNT Limited in December 1996 and, if so, whether tax on capital gains would have been due when the tax residency of those subsidiaries later may have moved to another European country. We are still investigating the residency of the relevant subsidiaries, but even if they were UK resident, we believe that the imposition of such a tax on capital gains would be impermissibly discriminatory under EU law.

The addendum will also deal among other things, with certain transfer pricing issues in respect of which on 9 February 2005 we made a payment on account to the UK tax authorities of €22 million. We charged this payment against a tax accrual that we recorded in 2004 in connection with this issue.

As part of a pilot publicly announced to the Dutch parliament to which the Dutch Ministry of Finance and the Confederation of Netherlands Industry and Employers (VNO-NCW) are committed, we recently signed a compliance covenant with the Dutch tax authorities to self-assess and transparently discuss our past, present and future tax issues with the Dutch tax authorities. The Dutch tax authorities have agreed, in turn, to

2005 Annual Report and Form 20-F	159

Back to Contents

Chapter 12	Financial statements

take a clear position on such issues swiftly. An example of what we expect to discuss is the group-wide finance structure we have applied in the past and the structure we intend to apply in the future.

From the extensive review to date of our global tax position, on the basis of the facts and circumstances as currently known and advice received from external advisors, we currently believe that it is unlikely that we will incur an additional liability beyond what we have accrued to date, and thus we have not made any further provision in connection with these matters in our financial statements for 2005. To date no assessments relating to the items under investigation or analysis have been raised, and it is difficult to assess if and when, and if so, for what amount, any particular assessment might be raised. Our interpretation of past facts and circumstances and relevant tax laws and regulations may be open to challenge. However, our positions have been and are supported by strong external specialist advice, both contemporaneous and present, on the basis of which we have reached our estimates.

Although we currently believe that it is unlikely that we will incur an additional liability beyond what we have accrued to date, we estimate that the realistic range to reflect our total contingent liability in this regard, including potential penalties and interest, is between €150 million and €550 million. This estimate incorporates our current assessment of the matters underlying the contingent liability disclosure in our audited financial statements for 2004. This estimate is based on a probability-weighted assessment of our estimated total theoretical liability. It has been tested against possible settlement negotiation scenarios. Altogether this estimate represents 25-30% of the non-probability weighted estimated theoretical maximum liability - in the highly unrealistic scenario where all of our tax positions under investigation or analysis were successfully challenged, we and all relevant tax authorities were unable to reach any settlement whatsoever, and all of our positions were rejected by all relevant courts. We believe this is highly unlikely.

Our estimate of the realistic range of the total contingent liability of €150-€550 million involves a series of complex judgments about past and future events and relies on estimates and assumptions. Although we believe that the estimates and assumptions supporting our assessments are reasonable and are supported by external advice, our ultimate liability in connection with these matters will depend upon the assessments raised, the result of any negotiations with the relevant tax authorities and the outcome of any related litigation.

Contingent legal liabilities
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

SUBCONTRACTOR SUITS IN FRANCE
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

A ruling of the court of Bordeaux which was in our favour in first instance, ordering the release of our French express subsidiaries from all charges, was upheld by the court of appeal in Bordeaux by judgement of 27 January 2004.

In another case the court of appeal in Paris ruled against TNT Express International SNC and its regional operations director, and imposed on both TNT Express International SNC and the regional operations director being sentenced to fines. TNT Express International SNC has decided to take the case to the French supreme court, who rejected our request. We have sent a letter to the French Public Ministry, and at this moment we are still waiting for a response.

In the case before the tribunal correctional of Toulouse (hearing on 17 May 2005) in which all defendants were acquitted on 18 October 2005, no appeal by the French Public Ministry was lodged against the judgment so this case is now closed.

There is one case pending in a court against French Express subsidiaries, some of its board members and/or depot managers.

The case before the tribunal correctional of St Etienne who had pronounced a decision of discharges on 26 May 2005. On 6 June 2005, the French Public Ministry appealed this decision. We are still waiting for the decision of the court of appeals of Lyon in 2006.

Finally, a case is pending before the tribunal correctional of Bobigny regarding TNT Express International SNC, which could be ruled on before the third quarter of 2006.

LIÈGE COURT CASE
Judicial proceedings and claims were launched before the courts of Liège by people living around Liège airport to stop night flights and seek indemnification from the Walloon Region, Liege airport and the operators (including TNT). These proceedings were rejected in June 2004 by the Liège court of appeal. The court considered the obligations of the defendants (notably the Walloon Government, the Airport Authority and TNT) under the various applicable international and national conventions and regulations and concluded that there was no violation of any of these by the defendants.

The plaintiffs have appealed this decision to the Belgian supreme court. The defendants, including TNT, have filed

160	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

their response briefs with the same court. The final decision is not expected before the first half of 2006 at the earliest. The arguments developed in the appeal are technical, since the supreme court may only examine pure points of law or procedural items, and not facts. Each of the legal arguments invoked before the supreme court were already extensively developed before the Liège court of appeal, which rejected each and all of them with a substantiated legal reasoning in its decision of June 2004. A successful appeal would entail that the matter be sent to another Belgian court of appeal for a new exchange of briefs, pleadings and ruling. The outcome of this case is hard to predict.

O  29 EARNINGS PER SHARE
(No corresponding financial statement number)

To compute diluted earnings per share, the average number of shares outstanding (excluding the special share) is adjusted for the number of all potentially dilutive shares. There were 7,296,048 stock options outstanding as at 31 December 2005 (2004: 10,080,990). There was no difference in the income attributable to shareholders in computing our basic and diluted earnings per share.

The following table to summarise our computation related to earnings per share and diluted earnings per share:

Year averages and numbers at 31 December
	2005	2004

Number of issued and outstanding ordinary shares	479,999,999	480,259,522

Shares held by the company to cover share plans	3,791,438	4,979,942

Shares held by the company for cancellation	29,460,477	7,600,000

Average number of ordinary shares per year	454,367,662	473,387,568

Diluted number of ordinary shares per year	1,992,957	592,581

Average number of ordinary shares per year on fully diluted basis in the year	456,360,619	473,980,149

O  30 JOINT VENTURES
(No corresponding financial statement number)

We account for joint ventures in which we and another party have equal control according to the proportionate consolidation method. Key pro rata information regarding those joint ventures in which we have joint decisive influence over operations is set forth below and includes balances at 50%:

Our only significant joint venture as at 31 December 2005 is the 50% interest in Postkantoren B.V. with Postbank N.V. to operate post offices in the Netherlands.

Our 50% interest in a joint venture with Shanghai Automotive Industry Sales Corporation called Anji–TNT Automotive Logistics Company Limited is part of the discontinued logistics business.

	Year ended at 31 December
	2005	2004

Non-current assets	62	56

Current assets	200	202

Equity	64	60

Non-current liabilities	113	119

Current liabilities	85	79

Net sales	408	377

Operating income	16	15

Profit attributable to the shareholders	12	9

Net cash provided by operating activities	26	14

Net cash used in investing activities	(19)	(9)

Net cash used in financing activities	(7)	(22)

Changes in cash and cash equivalents	0	(17)

(in € millions)

2005 Annual Report and Form 20-F	161

Back to Contents

Chapter 12	Financial statements

O  31 RELATED PARTY WITH THE STATE OF THE NETHERLANDS
(No corresponding financial statement number)

The State of the Netherlands as shareholder
On 29 September 2004, we announced that the State of the Netherlands sold a total of 77.7 million ordinary shares in our outstanding share capital, representing approximately 16% in our company. By the sale and transfer the State of the Netherlands reduced its ownership in our capital from 34.8% to 18.6% and it has been further reduced to approximately 10% in July 2005 (see below). We repurchased 20.7 million of the total amount of shares sold by the State of the Netherlands. Transfer of the repurchased ordinary shares took place in two tranches. The first tranche of 7.6 million ordinary shares was transferred to us on 4 October 2004. The transfer of the remaining 13.1 million ordinary shares was completed on 5 January 2005. On 11 July 2005, the State of the Netherlands sold 43.3 million ordinary shares in a placement to ABN Amro Holding N.V. and Citigroup Inc. The sale by the State of the Netherlands reduced the holding of the State of the Netherlands in our company to approximately 10% as at 31 December 2005.

Special share
The State of the Netherlands holds a special share that gives it the right to approve decisions that lead to fundamental changes in our group structure. The State of the Netherlands has committed itself to exercising the rights attached to the special share only to safeguard the general interest in having an efficiently operating postal system in the Netherlands and also to protect its financial interest as a shareholder. The State of the Netherlands may not exercise its special share to protect us from unwanted shareholder influence. The State of the Netherlands may not transfer or encumber the special share without the approval of our Board of Management and Supervisory Board. Ownership of the special share gives the State of the Netherlands the right to approve certain actions, including:

•	issuing shares in our capital,
•	restrictions on or exclusions of the preemptive rights of holders of our ordinary shares,
•	mergers, demergers and dissolutions with respect to us and Royal TPG Post B.V.,
•	certain capital expenditures,
•	certain dividends and distributions, and
•	certain amendments to our articles of association and the articles of association of Royal TPG Post B.V., including any amendment to the articles of association with respect to
	–	a modification of the objects clause that relates to performance of the concession obligations,
	–	the creation of new classes of shares, profit sharing certificates or other securities entitling the holder thereof to the earnings and/or shareholders’ equity of the company,
	–	the cancellation of the special share,
–	the cancellation of the preference shares B,
–	the transfer of the special share, and
–	the amendment of the rights attached to the special share.

No change is currently proposed to the status of the special share owned by the State of the Netherlands. However, as part of its intention to reduce its involvement in our affairs, the State of the Netherlands is considering the possibility of limiting the applicability of rights attached to the special share.

The State of the Netherlands as customer
The State of the Netherlands is a large customer of ours, purchasing services from us on an arm’s-length basis. In addition, the State of the Netherlands may by law require us to provide certain services to the State of the Netherlands in connection with national security and the detection of crime. These activities are subject to strict legal scrutiny by the Dutch authorities.

The State of the Netherlands as regulator
The postal system in the Netherlands is regulated by the State of the Netherlands. See note 46 of our financial statements.

O  32 OTHER RELATED PARTY TRANSACTIONS AND BALANCES
(No corresponding financial statement number)

The TNT group companies have trading relationships with a number of joint ventures as well as with unconsolidated companies in which we hold minority shares. In some cases there are contractual arrangements in place under which TNT companies source supplies from such undertakings, or such undertakings source supplies from TNT.

In the year ended 31 December 2005, sales made by TNT companies to its joint ventures amounted to €42million (2004: 24). Purchases of TNT from joint ventures amounted to €131 million (2004: 125). The net amounts due from joint venture entities amounted to €49 million (2004: 49). As at 31 December 2005 loans receivable from investments in associates as disclosed in note 3 and 5 amounted to €3 million (2004: 8). All transactions with joint ventures and investments in associates are conducted in the normal course of business and under arm’s length commercial terms and conditions.

O  33 SEGMENT INFORMATION
(No corresponding financial statement number)

Until 2004 we presented our three divisions Mail, Express and Logistics as our reportable segments. In December 2005 we announced a strategy to focus on our core competency of providing delivery services by expertly managing delivery networks. Based on our refined strategy we will now manage our business through two divisions: mail and express, with the express division including two reportable segments: express and freight management.

162	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

The majority of our former logistics division is reported as discontinued operations/assets held for sale. Our network related logistics business has been transferred to the express division.

The mail business provides services for collecting, sorting, transporting and distributing domestic and international mail. The express business provides demand door-to-door express delivery services for customers sending documents, parcels and freight. The freight management services comprise primarily air and sea freight transportations by acquiring cargo space from airline and shipping firms. We have transferred our innight activities to the express segment and have restated the comparable prior year numbers.

Net sales per geographic region	Year ended at 31 December
	2005	2004

Europe

The Netherlands	3,727	3,659

United Kingdom	1,271	1,191

Italy	701	658

Germany	827	739

France	651	616

Sweden	306	102

Rest of Europe	1,247	1,011

Americas

USA and Canada	135	120

South & Middle America	86	49

Africa & the Middle East	94	67

Australia & Pacific	483	426

Asia

China and Taiwan	290	233

Rest of Asia	232	206

Total net sales	10,050	9,077

(in € millions)

2005	Mail	Express	Freight management	Inter-company	Non-allocated	Total

Net sales	3,950	5,290	780		30	10,050

Inter-company sales	9	14	9	(32)

Other operating revenues	25	30				55

Total operating revenues	3,984	5,334	789	(32)	30	10,105

Other income	26				12	38

Depreciation/impairment property, plant and	(108)	(139)	(3)		(5)	(255)
equipment

Amortisation/impairment other intangibles	(20)	(31)	(14)			(65)

Total operating income	777	474	11		(103)	1,159

Net financial income/(expense)						(6)

Results from investments in associates						(2)

Income tax						(379)

Profit/(loss) from discontinued operations						(111)

Profit/loss attributable to minority interests						(2)

Profit/loss attributable to the shareholders						659

Goodwill paid in the year	21	5				26

Intangible assets	264	1,358	213		3	1,838

Capital expenditure on property, plant and equipment	80	140	3		10	233

Property, plant and equipment	702	825	9		16	1,552

Investments in associates			3		44	47

Accounts receivable	395	923	127		26	1,471

Total assets [1]	2,120	3,492	406		2,378	8,396

Total liabilities [2]	1,457	1,048	156		2,456	5,117

Number of employees	77,447	48,574	2,286			128,307

(in € millions, except employees)
1	Identifiable assets also used for the segments have been allocated on the basis of estimated usages. The impact of our discontinued operations is included in the non-allocated segment.
2	Includes all liabilities (non-current, current). The impact of our discontinued logistics operations is included in the non-allocated segment.

2005 Annual Report and Form 20-F	163

Back to Contents

Chapter 12	Financial statements

The basis of allocation of net sales by geographical areas is the country or region in which the entity recording the sales is located.

Total assets of our company at 31 December 2005 and the capital expenditures in property, plant and equipment in 2005 were located as follows:

Location of total assets (excluding held for sale) at 31 December 2005 and geographic build-up capital expenditures 2005

	Intangible assets	Property, plant and equipment	Financial fixed assets	Current assets	Total	Capital expenditures PPE

Europe

The Netherlands [1]	980	756	99	789	2,624	90

United Kingdom	163	400	1	323	887	49

Italy	34	32	40	254	360	9

Germany	73	57	85	113	328	7

France	288	62	3	141	494	12

Sweden	212	13	4	53	282	6

Rest of Europe	61	128	12	343	544	31

Americas

USA and Canada	1	3	2	41	47	2

South & Middle America		2	1	28	31	1

Africa & the Middle East		3		31	34	2

Australia & Pacific	20	74	19	67	180	12

Asia

China and Taiwan	4	11		97	112	7

Rest of Asia	2	11	7	75	95	5

Total	1,838	1,552	273	2,355	6,018	233

(in € millions)
1	Including TNT goodwill which is not allocated to other countries or regions.

Breakdown of property, plant and equipment at 31 December 2005	Mail	Express	Freight management	Non-allocated	Total

Land and buildings	470	330	1	4	805

Plant and equipment	176	137			313

Other	43	327	8	12	390

Construction in progress	13	31			44

Total	702	825	9	16	1,552

as % of total property, plant and equipment	45.2%	53.2%	0.6%	1.0%	100.0%

(in € millions, except percentages)

164	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Location of property, plant and equipment at 31 December 2005	Mail	Express	Freight management	Non-allocated	Total

Europe

The Netherlands	657	85	2	12	756

United Kingdom	12	387	1		400

Italy	4	28			32

Germany	2	55			57

France		62			62

Sweden		11	2		13

Rest of Europe	25	101	2		128

Americas

USA and Canada		2	1		3

South & Middle America		2			2

Africa & the Middle East		3			3

Australia & Pacific		73	1		74

Asia

China and Taiwan		7		4	11

Rest of Asia	2	9			11

Total	702	825	9	16	1,552

(in € millions)

Location of employees at year end [1]	Mail	Express	Freight management	2005	2004

Europe

The Netherlands	60,743	3,013	172	63,928	69,994

United Kingdom	1,011	10,846	118	11,975	11,820

Italy	1,162	3,055		4,217	4,353

Germany	12,828	5,151	39	18,018	16,145

France	25	4,639	43	4,707	4,571

Sweden	5	352	374	731	650

Rest of Europe	1,296	8,426	448	10,170	7,619

Americas

USA and Canada	209	769	288	1,266	1,487

South & Middle America	19	519	151	689	852

Africa & the Middle East	6	1,039	57	1,102	1,387

Australia & Pacific		4,928	219	5,147	5,246

Asia

China and Taiwan	143	2,318	236	2,697	2,486

Rest of Asia		3,519	141	3,660	3,652

Total	77,447	48,574	2,286	128,307	130,262

1 Including temporary employees on our payroll. The 2004 numbers have been adjusted for comparative purposes.

	Year ended at 31 December
Non-allocated operating income	2005	2004

Non-core disposals	12

Business initiatives	(61)	(38)

World Food Programme	(9)	(9)

Other costs	(45)	(24)

Total	(103)	(71)

(in € millions)

2005 Annual Report and Form 20-F	165

Back to Contents

Chapter 12	Financial statements

In 2005, non-allocated operating income amounted to a loss of €103 million (2004: 71). Included in these costs is €61 million (2004: 38) for business initiatives of which €33 million (2004: 20) was used to further develop our operations in China. During 2005 we strengthened the TNT China corporate headoffice, we started our domestic parcel express business, which included 75 depots at the end of the year and we launched our direct mail activities. The average number of full-time equivalents employed for this initiative was 485 at year end 2005. The remaining €28 million (2004: 18) of the business initiatives was used for several other strategic projects, including the aim to build alliances with other organisations and postal operators, rebranding costs of non TNT branded organisations into the TNT brand and a cost efficiency project for lean warehousing. Costs made to support the World Food Programme were €9 million (2004: 9), including costs for knowledge transfer, hands-on support, raising awareness and funds for the World Food Programme and cash donations. The other costs were €45 million (2004: 24), which represent an increase of €21 million compared to 2004. This increase mainly related to costs incurred for tax investigations, which amounted to €23 million compared to €13 million in 2004 and to costs for the self insured part of the damage caused by major fires in three different warehouses in the United States, Spain and the United Kingdom and employer liability in the United Kingdom. These costs were partly offset by the gain on the sale of Global Collect B.V. ( €12 million).

2004	Mail	Express [1]	Freight management	Inter-company	Non-allocated	Total

Net sales	3,881	4,893	279		24	9,077

Inter–company sales	6	6		(12)

Other operating revenues	5	24				29

Total operating revenues	3,892	4,923	279	(12)	24	9,106

Other income	8					8

Depreciation/impairment property, plant and	(111)	(134)	(1)		(2)	(248)
equipment

Amortisation/impairment other intangibles	(19)	(29)	(6)		(1)	(55)

Total operating income	806	375	6		(71)	1,116

Net financial income/(expense)						(18)

Results from investments in associates						(2)

Income tax						(375)

Profit/(loss) from discontinued operations						31

Profit/(loss) attributable to the shareholders						752

Capital expenditure on property, plant and	75	143	1		6	225
equipment

Number of employees [2]	81,794	46,151	2,317			130,262

Balance sheet information [3]	Mail	Express	Logistics	Inter-company	Non-allocated	Total

Goodwill paid in the year	12	2	155			169

Intangible assets	237	1,281	1,121		4	2,643

Capital expenditure on property, plant and	75	140	69		6	290
equipment

Property, plant and equipment	744	812	357		11	1,924

Investments in associates	5	2	43		34	84

Accounts receivable (incuding income tax receivable)	347	764	789		189	2,089

Total assets [4]	2,189	3,230	2,810			8,229

Total liabilities [5]	1,297	947	1,362		1,279	4,885

Number of employees [2]	81,794	44,933	40,581			167,308

(in € millions, except employees)
1 Figures have been adjusted to reflect the transfer of innight services from our logistics business to express in 2005.
2 The numbers have been adjusted for comparative purposes.
3 In accordance with IFRS 5 balance sheet information as at 31 December 2004 has not been adjusted.
4 Identifiable assets also used for the segments have been allocated on the basis of estimated usages.
5 Includes all liabilities (non-current, current).

166	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

O 34  DIFFERENCES BETWEEN IFRS AND US GAAP
(No corresponding financial statement number)

Profit for the period and shareholders’ equity reconciliation statements
Our consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The following tables summarise the principal adjustments, gross of their tax effects, which reconcile profit for the period and total shareholders’ equity under IFRS to the amounts that would have been reported had US GAAP been applied:
Profit attributable to the shareholders	Year ended at 31 December
	2005	2004

Profit attributable to the shareholders under IFRS	659	752

Adjustments for:

Employee benefits	(16)	61

Employment schemes: cancellation of contract		(130)

Employment schemes and group reorganisation		(11)

Real estate sale		20

Depreciation and amortisation related to our discontinued logistics business	(8)

Other	(11)	(6)

Tax effect of adjustments	8	28

Profit attributable to the shareholders under US GAAP	632	714

of which related to discontinued operations	(152)	(25)

of which related to continuing operations	784	739

Earnings per ordinary share/ADS under US GAAP [1] (in € cents)	139.1	151.9

Earnings per diluted ordinary share/ADS under US GAAP [2] (in € cents)	138.5	151.7

(in € millions, except per share figures)
1 In 2005 based on an average of 454,367,662 of ordinary shares/ADS (2004: 469,955,054)
2 In 2005 based on an average of 456,360,619 of diluted ordinary shares/ADS (2004: 470,547,635)

Equity for the equity holders of the parent	At 31 December
	2005	2004

Total equity	3,279	3,344

Minority interest	(17)	(19)

Equity for the equity holders of the parent under IFRS	3,262	3,325

Adjustments for:

Employee benefits	18	34

Other long lived intangible assets	43	(45)

Other intangible assets amortisation	(10)	(7)

Repurchase of shares		(259)

Minimum pension liability	(587)	(454)

Depreciation and amortisation related to our discontinued logistics business	(8)

Other	(6)	(8)

Deferred taxes on adjustments	45	36

Equity for the equity holders of the parent under US GAAP	2,757	2,622

(in € millions)

2005 Annual Report and Form 20-F	167

Back to Contents
Chapter 12	Financial statements

The following is a summary of the significant differences for our company.

Employee benefits
As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, at the date of transition to IFRS we have elected to recognise all cumulative actuarial gains and losses and as permitted under IAS 19, Employee Benefits, the unrecognised prior year service costs for all our defined benefit pension plans. For US GAAP purposes the actuarial gains and losses continue to be recognised under the corridor approach while unrecognised prior year service costs are recognised during the future service periods of the active employees. This has resulted in a lower pension expense of €10 million under US GAAP than under IFRS.

Employee benefits include expenses of €26 million related to payments expected to be made to certain employees on reaching a specific number of years of service. As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, at the date of transition to IFRS, we recorded a liability with a corresponding adjustment to shareholders’ equity as at that date. For US GAAP purposes, we have included the amount in the income statement resulting in a difference in the profit for the period between IFRS and US GAAP.

Under IFRS, we have accounted for certain defined benefit obligations in Italy by using the actuarial present value of the vested benefits to which an employee is currently entitled to, but based on the employee’s expected date of separation or retirement. As permitted under Emerging Issues Task Force (EITF) No. 88-1, Determination of Vested Benefit Obligation for Defined Benefit Plan, we have accounted for these obligations using the nominal value of the vested benefits to which the employee is entitled to if an employee separates immediately.

Employment schemes
In the past, we recognised a liability for future wage guarantees, which did not qualify as a liability under US GAAP. This difference resulted in a reconciliation to US GAAP shareholders’ equity. As at 1 January 2001, after approval of our labour unions and central works council, we transferred the liability to an insurance company. As a result, the obligation for future wage guarantees was settled in full in December 2001. For US GAAP we recognised the transfer payment to the insurance company as a deposit asset that was charged to our statement of income based on the wage guarantees paid by the insurance company of €11 million in 2004.

Following the outcome of an unfavourable court decision with regard to the timing of the deductibility of the settlement amount paid for fiscal filing purposes in October 2004, we have decided to unwind the contract in accordance with the resolutive condition in the contract as per 23 December 2004. For IFRS purposes the termination of the contract led to a repayment by the insurance company (for an amount of €134 million) which was accounted for as a reduction in our salary costs. For US GAAP purposes however, we have unwounded the deposit asset (with a remaining balance of €130 million at the moment of termination of the contract). Due to the cancellation of the contract the reconciling item relating employee schemes no longer exists as per 31 December 2004.

Real estate sales
Due to timing differences when to account for gains on sale of real estate between IFRS and US GAAP, there is a difference in the statement of income in 2004 of €20 million caused by the fact that for certain real estate transactions in prior years, the legal ownership has not been transferred until 2004, resulting in a book profit under US GAAP (already accounted for in prior years under IFRS at the moment the economic risk was transferred). There were no such differences in 2005.

Discontinued operations
As a result of our December 2005 announcement to focus on our core competency of providing delivery services, we have presented assets and liabilities of our discontinued logistics business as long lived assets to be disposed of by sale and have presented our profit (loss) for the period from our discontinued logistics business as profit (loss) from discontinued operations. As required under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, we have not depreciated or amortised, since 6 December 2005, our assets held for sale.

IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, requires us to classify non-current assets or a disposal group as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets or disposal group should meet the following criteria:
•	the asset or disposal group must be available for immediate sale in its present condition,
•	the sale must be highly probable, which requires appropriate level of management be committed to a plan to sell the assets or disposal group,
•	an active programme to locate a buyer and complete the plan must have been initiated,
•	the asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value,
•	the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We have met all the criteria as required under IFRS 5. Our Board of Management is committed to a plan to sell the assets and as defined in the Dutch Civil Code, it can legally represent the company even in the event the general meeting of shareholders may not grant approval to certain resolutions. Furthermore, the Dutch Civil Code states that when a Board of Management commits a company in legally valid matters, the

168	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Balance sheets US GAAP	At 31 December
	2005	2004

Non-current assets	5,064	5,006

Current assets	3,334	3,160

Assets held for sale	12

Total assets	8,410	8,166

Equity	2,757	2,622

Minority interest	17	19

Non-current liabilities	2,396	2,602

Current liabilities	3,240	2,923

Total equity and liabilities	8,410	8,166

(in € millions)

Statements of income US GAAP	Year ended 31 December
	2005	2004

Total revenues	13,341	12,328

Total operating expenses	(12,072)	(11,113)

Operating income	1,269	1,215

Net financial (expense) income	(73)	(77)

Results from investments in associates	(2)	(3)

Profit before income taxes	1,194	1,135

Income taxes	(408)	(396)

Profit for the period from continuing operations	786	739

Profit/(loss) from discontinued operations	(152)	(25)

Profit for the period	634	714

Attributable to:

Minority interest	2

Shareholders	632	714

(in € millions)

company is bound towards a third party. The logistics business is available for immediate sale in its present condition and we believe the sale of the business is highly probable.

The position of the SEC is that in the event shareholder approval is required, management is not considered having authority. Accordingly, under US GAAP the criteria “management having the authority to approve the action, commits to a plan to sell the asset” is not met. The French logistics business meets all criteria and has been presented as discontinued operations and the remainder of the logistics business has presented as part of continuing operations.

Depreciation and amortisation from 6 December 2005 to 31 December 2005 for our discontinued logistics business other than the French activities that we sold during 2005 amounted to €8 million and is included as a reconciling item between IFRS and US GAAP.

Condensed consolidated balance sheets and condensed consolidated statements of income as at and for the years ended 31 December 2005 and 31 December 2004 are presented below. These statements present consolidated financial data in accordance with US GAAP and include our discontinued logistics business, other than the French activities sold, as business from continuing operations.

Other long lived intangible assets and business combinations and impairment of goodwill
As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, we have not adjusted business combinations that took place prior to the 1 January 2004 transition date. Prior to 1 January 2004, goodwill on business combinations differed under our previous GAAP and under US GAAP mainly due to differences related to recognition of identifiable and separable intangible assets and recognition of certain provisions such as restructuring provisions.

We adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, for business combinations initiated after 30 June 2001. Effective 2002, the provisions of SFAS No. 142 were applied to goodwill and other intangible assets acquired prior to 30 June 2001. Since the adoption of SFAS No. 141 and SFAS No. 142 goodwill is no longer amortised, but tested, at least annually, for impairment.

2005 Annual Report and Form 20-F	169

Back to Contents

Chapter 12	Financial statements

Under IFRS and under US GAAP, we amortise identifiable and separable intangible assets over their estimated useful lives. Prior to 1 January 2004, we were not required to separate out intangible assets from goodwill resulting in a different carrying value and related amortisation between IFRS and US GAAP for separately identifiable intangible assets. The relating gross carrying amount was €28 million and the accumulated amortisation was €10 million. As at 31 December 2005, we had no separately identified intangible assets with indefinite useful lives.

The changes in the carrying amount of goodwill for the year ended 31 December 2005, are as follows:

	Mail	Express	Freight management	Total

Balance as at 1 January 2005	233	1,278	150	1,661

Additions	20	5	1	26

Disposals	(2)			(2)

Internal transfers/reclassifications		60		60

Exchange rate differences	15	2	(5)	12

Balance as of 31 December 2005	266	1,345	146	1,757

(in € millions)

Repurchase of shares
On 29 September 2004 we announced that the State of the Netherlands sold a total of 77.7 million ordinary shares in our outstanding share capital. We repurchased 20.7 million shares for a share price of €19.74 of the total amount of shares sold by the State of the Netherlands. Transfer of the repurchased ordinary shares has taken place in two tranches. The first tranche of 7.6 million shares was transferred to us on 4 October 2004. The transfer of the remaining 13.1 million shares was completed on 5 January 2005 and repurchased for €259 million.

Under IFRS, the first tranche of 7.6 million shares representing an amount of €150 million, have been accounted for in the balance sheet as a debit against equity. Related transaction costs ( €1 million) have been debited against equity both under IFRS and under US GAAP.

The transfer of the legal ownership for the second tranche took place on 5 January 2005. Under US GAAP (SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity), the second tranche (of 13.1 million shares) classifies as a financial instrument that should be accounted for as a liability rather than as equity. Therefore, we have reclassified an amount of €259 million (including €1 million interest costs) from equity to liabilities in our balance sheet as per 31 December 2004. Under IFRS the second tranche was presented as a commitment not appearing in the balance sheet as we only adopted the requirements of IAS 32 and IAS 39 effective 1 January 2005. We do not expect any reconciling items on subsequent share repurchase programmes.

Mimumum pension liability
Under US GAAP we are required to record a minimum pension liability in the event the accumulated benefit obligation (ABO) exceeds the fair value of the pension plan assets, with a corresponding reduction in shareholders' equity net of deferred taxes. Under IFRS, such a minimum pension liability is not required.

As at 31 December 2005 and 2004, the ABO amounted to €5,194 million and €4,643 million, respectively. For certain of our pension plans in the Netherlands, in Germany, and in the United States the ABO exceeded plan assets, requiring us to record a minimum pension liability. The increase in the ABO was mainly due to a decrease in interest rates.

Sharebased payments
Statement of Financial Accounting Standards no. 123, Accounting for Stock-based Compensation (SFAS 123), encourages, but does not require, companies to record compensation cost for stock based compensation plans at fair value. During 2004, we chose to continue to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion no. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. This resulted in the €6 million difference between the 2004 IFRS and US GAAP profit attributable to shareholders.

As all options were granted at an exercise price that equals the average price on the Amsterdam Stock Exchange on the day of grant, no charges would have been recorded in the 2002, 2003 and/or 2004 income statements. If the company had elected to recognise compensation expense based on the fair value at the grant dates in accordance with FAS 123, the company’s net income and net income per share would have decreased to the pro forma amounts indicated in the following table:

170	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Year ended at 31 December
2004

Profit attributable to the shareholders

As reported	752

As adjusted	744

Earnings per ordinary share and per ADS

As reported (in € cents)	158.9

As adjusted (in € cents)	157.2

Earnings per diluted ordinary share and per ADS

As reported (in € cents)	158.7

As adjusted (in € cents)	157.0

(in € millions, except per share figures)

Year ended at 31 December
2004

Risk free interest rate (%)	3.07

Dividend (in € cents per share)	57.0

Volatility (%)	21.7

Life of the option (in years)	8

Vesting period (in years)	3

These pro forma results are not an indicator of future performance. Prior to 1 January 2002, we calculated the fair value of options granted to senior managers and members of the Board using the binomial method, American style with dividend. From 1 January 2002 until 31 December 2004, we calculated the fair value of these options using the Black Scholes model. The use of the Black Scholes model, rather than the binomial pricing model, did not have a material effect on the compensation expense or on the pro forma profit or per share amounts disclosed.

Effective 1 January 2005, as permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, we have elected to measure our share based payments using a fair value method. We have used the modified-prospective method wherein we have recognised share based employee compensation as if the fair value based accounting method had been used to account for all employee awards granted, modified, or settled since 1 January 1994 and not yet vested. As all of our share based awards vest over a three year period, this meant fair valuing all awards issued on or after 1 January 2002. Under IFRS, as permitted by IFRS 1, First-time Adoption of International Financial Reporting Standards, we were required to fair value share based awards issued after 7 November 2002 resulting in a €1 million difference in the income statement in 2005 between IFRS and US GAAP.

Effective 1 January 2005, our share based payments have been measured using the Monte Carlo fair value measurement method.

Other differences
SALE AND LEASEBACK TRANSACTIONS
Under IFRS, if a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount shall be deferred and amortised over the lease term. If a sale and leaseback transaction results in an operating lease, any loss is generally recognised immediately. Recognition of gain is based on whether sale price is at, below or greater than fair value.

US GAAP has more specific accounting criteria for sale and leasebacks under SFAS No. 28, Accounting for Sales with Leasebacks, SFAS No. 66, Accounting for Sales of Real Estate, and SFAS No. 98, Accounting for Leases (SFAS No. 98). Under SFAS No. 98, a seller-lessee is required to make a determination whether the transaction qualifies for sale and leaseback accounting. Where sale and leaseback transactions do not qualify for sale and leaseback accounting, they are required to be accounted for as financings.

Under US GAAP, gains on transactions qualifying as sale and leasebacks are recognised based on the degree to which the seller-lessee retains the right to use the real estate through the leaseback. Where the seller-lessee retains substantially all of the use of the property, the gain on the sale transaction is required to be deferred and amortised over the lease term. Where the seller-lessee retains only a minor use of the property, any profit or loss generally is recognised at the date of sale. If the seller-lessee retains more than a minor part but less than substantially all of the use of the property, any profit in excess of the present value of the minimum lease payments is recognised at the date of sale. Losses are recognised immediately upon consummation of the sale.

Difference between IFRS and US GAAP resulted in a cumulative effect of €5 million on shareholders’ equity to defer gains on sale of property and to realise these gains over the respective lease terms.

LONG TERM CONTRACT INCENTIVES
Under IFRS, expenses related to long term contract incentive payments made to induce customers to enter or renew long term service contracts may be deferred and accounted for over the contract period. Under US GAAP such payments may not qualify for deferral, and must be recognised fully in income in the initial period that the cost is incurred. We have paid certain long term contract incentives totalling €6 million that did not qualify for deferral under US GAAP. As a result, under US GAAP, such payments were recognised immediately in the income statement, while under IFRS they have been deferred and will be recognised over the term of the contract. This difference resulted in an adjustment to the US GAAP net income and shareholders’ equity in the current year to reflect the reversal of the related annual charge to the income statement recorded under IFRS.

2005 Annual Report and Form 20-F	171

Back to Contents

Chapter 12	Financial statements

FINANCIAL INSTRUMENTS
Effective 1 January 2005, under IFRS we are required to value derivative instruments at fair value and are required to recognise changes therein recognised either in current earnings or through a separate component of shareholders’ equity, depending on specific criteria. Similar accounting treatment is required under US GAAP. As at 31 December 2005 we had no significant differences between IFRS and US GAAP, in accounting for our derivative instruments.

GUARANTEES
We have provided guarantees in 2005, none of which are within the scope of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. These guarantees are outside the scope of FIN 45 because they are guarantees of our own performance.

OTHER
Under IFRS, a curtailment gain on a suspended retirement plan is recognised as the difference between the curtailment gain and the estimated additional liability to terminate the plan. Under US GAAP, an estimated liability to terminate a plan is not recorded until the plan is formally terminated. This accounting difference resulted in a €2 million adjustment to our reconciliation of shareholders’ equity under IFRS to that under US GAAP in order to reverse the recognition of the estimated liability to terminate the plan that was made in 2002.

Under IFRS, provisions were made for constructive obligations for early retirement benefits for certain part-time employees in one of our group companies. Under US GAAP these provisions were not permitted as we were not legally obligated to make these payments at year end 2004. However, a provision under US GAAP was permitted in 2005 and accordingly there is no longer a difference in shareholders’ equity related to this as at 31 December 2005.

Under IFRS, for intangible assets other than goodwill, restoration of previously recognised impairments is required when the reason for the impairment is no longer valid. Under US GAAP, restoration of previously recognised impairments is prohibited.

Property, plant and equipment transferred to our company in connection with the incorporation of the postal and telecommunications business as of 1 January 1989, were valued at the then current value. This method is prescribed under Dutch law and permitted under IFRS. US GAAP requires that property, plant and equipment be valued at historical cost. No adjustment to the IFRS accounts is made in the US GAAP reconciliation in relation to this difference, as the original historical cost can not be determined.

We recognise deferred tax assets if it is more likely than not that they will be realised in the foreseeable future. Accordingly, we have established valuation allowances of €140 million (2004: 123) and recorded as at 31 December 2005 net deferred tax assets of €71 million (2004: 79). Under IFRS we have recorded the same amounts of net deferred tax assets.

Under IFRS, investments in joint ventures may be proportionately consolidated. In general, the proportionate consolidation method is prohibited under US GAAP. However, as allowed under the United States Securities and Exchange Commission’s (SEC) rules applicable to Form 20-F, no adjustment has been made for this difference as the joint ventures, in which we hold an investment, are operating entities for which we have joint control over the financial operating policies with all other parties holding an interest in the respective joint venture.

We prepare our statement of cash flows in accordance with requirements of IFRS, IAS No. 7, Cash Flow Statements. As permitted under the SEC’s rules applicable to Form 20-F, no adjustment has been made for any difference that may arise between IFRS and US GAAP.

Additional information related to rollforward of the equity, comprehensive income and accumulated other comprehensive income is included in the following tables:

172	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

Total equity

Equity for the equity holders of the parent under US GAAP at 31 December 2003	3,146

Profit attributable to shareholders over 2004 under US GAAP	714

Final dividend 2003 and interim dividend 2004	(237)

Translation adjustment IFRS	(29)

Translation adjustment on US GAAP reconciling items	(113)

Stock options exercised	3

Repurchase of shares 2004 plan October 2004 tranche	(151)

Repurchase of shares 2004 plan January 2005 tranche	(258)

Minimum liability for defined benefit plans	(454)

Other	1

Equity for the equity holders of the parent under US GAAP at 31 December 2004	2,622

Profit attributable to shareholders over 2005 under US GAAP	632

Final dividend 2004 and interim dividend 2005	(268)

Translation adjustment IFRS	8

Translation adjustment on US GAAP reconciling items	86

Stock options exercised	41

Additional minimum liability for defined benefit plans	(133)

Repurchase of shares 2005 plan	(231)

Equity for the equity holders of the parent under US GAAP at 31 December 2005	2,757

(in € millions)

Comprehensive income	Year ended at 31 December

	2005	2004

Profit attributable to the shareholders under US GAAP	632	714

Unrealised forex gains/(losses) IFRS	8	(29)

Unrealised forex gains/(losses) US GAAP reconciling items	86	(113)

Minimum liability for defined benefit plans	(133)	(454)

Gains/(losses) on foreign currency hedges	0	0

Other	0	2

Comprehensive income under US GAAP	593	120

(in € millions)

Accumulated other comprehensive income, net of related income taxes (under US GAAP)	Year ended at 31 December
	2005	2004

Opening accumulated comprehensive income	(783)	(189)

Unrealised forex gains/(losses) IFRS	8	(29)

Unrealised forex gains/(losses) US GAAP reconciling items	86	(113)

Additional minimum liability for defined benefit plans	(133)	(454)

Gains/(losses) on foreign currency hedges	0	1

Other	0	1

Total accumulated other comprehensive income, net of taxes (US GAAP)	(822)	(783)

(in € millions)

2005 Annual Report and Form 20-F	173

Back to Contents

Chapter 12	Financial statements

The total accumulated other comprehensive income, net of taxes, of €822 million mainly includes a minimum pension liability of €587 million, and the rest consist of unrealised gains and losses on foreign currency translations.

Recent US GAAP accounting pronouncements
The Financial Accounting Standards Board in the United States has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, could affect our consolidated financial statements for US GAAP reporting.

In December 2004, the FASB issued a revised version of SFAS 123, Sharebased payments, Revised 2004 (SFAS 123(R)). The SEC has issued Staff Accounting Bulletin No. 107 relating to the adoption of SFAS 123(R). SFAS 123(R) requires us to measure all employee share based compensation awards using a fair value method, estimate award forfeitures, and record such expense in our consolidated statements of income. This statement supersedes APB Opinion No. 25, Accounting for Stock issued to Employees. The provisions of this statement were effective 1 January 2006. As permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, we have elected, effective I January 2005, to measure our share based payments using a fair value method under SFAS 123 using the transition provisions of SFAS 148. Accordingly, we do not expect the adoption of SFAS 123(R) to have a material impact on our financial statements.

Emerging Issues Task Force (EITF) of the FASB issued EIFT 05-6, Determining the Amortisation Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This pronouncement requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortised over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of acquisition of the leasehold improvement. We are required to adopt this pronouncement effective 1 January 2006 and do not expect the adoption the EITF 05-6 to have a material impact on our financial statements.

174	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

TNT N.V. CORPORATE BALANCE SHEETS

Before proposed appropriation of profit

	At 31 December

	TNT N.V.	2005	% variance	2004

	ASSETS

O 35	Non-current assets

	Investments in group companies	4,811		4,172

	Investments in associates	43		32

	Deferred tax assets	5

	Prepayments and accrued income			3

	Total non-current assets	4,859	15.5	4,207

	Current assets

	Accounts receivable from group companies			228

	Other accounts receivable	16		18

	Prepayments and accrued income			1

	Cash and cash equivalents	8		5

	Total current assets	24	(90.5)	252

	Total assets	4,883	9.5	4,459

	LIABILITIES AND SHAREHOLDERS' EQUITY

O 36	Shareholders’ equity

O 37	Issued share capital	230		230

O 38	Additional paid in capital	1,421		1,421

O 39	Cumulative translation adjustment	(16)		(35)

O 40	Fair value and other reserves	1,068		1,052

O 41	Unappropriated profit	559		657

	Total shareholders’ equity	3,262	(1.9)	3,325

	Non-current liabilities

O 13	Euro Bonds	1,009		1,000

	Other long term liabilities			129

	Total non-current liabilities	1,009	(10.6)	1,129

	Current liabilities

	Accounts payable to group companies	418

	Other current liabilities	182

	Accrued liabilities	12		5

	Total current liabilities	612	12,140.0	5

	Total liabilities and shareholders' equity	4,883	9.5	4,459

	(in € millions, except percentages)
	• The figures # O in the line items of these financial statements refer to the notes to the financial statements.
	• The accompanying notes form an integral part of the financial statements.

TNT N.V. CORPORATE STATEMENTS OF INCOME

	Year ended at 31 December

	2005	2004

Results from continuing operations	851	748

Results from discontinued operations	(111)	31

Results from investments in group companies after taxes	740	779

Other income and expenses after taxes	(81)	(27)

Profit attributable to the shareholders	659	752

(in € millions)

2005 Annual Report and Form 20-F	175

Back to Contents

Chapter 12	Financial statements

NOTES TO THE CORPORATE
BALANCE SHEETS AND
STATEMENTS OF INCOME

ACCOUNTING POLICIES FOR VALUATION AND DETERMINATION OF RESULT TNT N.V.

The corporate financial statements for the year ended 31 December 2005 have been prepared in accordance with part 9, book 2 of the Dutch Civil Code. We have applied the option in Article 362 (8) to use the same principles of valuation and determination of result for the corporate financial statements as the consolidated financial statements.

Until 2004, these statements were prepared under Dutch GAAP. Our corporate balance sheets and statements of income have been adjusted to reflect the adoption of IFRS. This has impacted our equity and the carrying value of the investments in group companies by €12 million as at 1 January 2004 and €560 million as at 31 December 2004. For details we refer to our note on Transition to International Financial Reporting Standards as adopted by the European Union in our consolidated financial statements. As at 1 January 2005 the adoption of IAS 32 and IAS 39 resulted in a decrease of €9 million relating to the valuation of a put option as disclosed in our note to the consolidated financial statements, “Adoption of IAS 32 and IAS 39”.

Our investments in group companies are carried at net asset value. For the principles of valuation of assets and liabilities and for the determination of results reference is made to the notes to the consolidated balance sheet and statements of income.

O 35  NON-CURRENT ASSETS: 4,859 MILLION (2004: 4,207)

	Investments in group companies	Investments in associates	Other loans receivable	Deferred tax assets	Prepayments & accrued income	Total

Balance at 31 December 2003	3,405	25			7	3,437

First time adoption IFRS	12					12

Balance at 1 January 2004	3,417	25			7	3,449

Changes in 2004

Results	779	(2)				777

Acquisitions/additions		10				10

Disposals/decreases					(4)	(4)

Withdrawals/repayments

Exchange rate differences	(32)					(32)

Other changes	8	(1)				7

Total changes	755	7			(4)	758

Balance at 31 December 2004	4,172	32			3	4,207

Adoption IAS 32/39	(9)				(3)	(12)

Balance at 1 January 2005	4,163	32				4,195

Changes in 2005

Results	740	(2)				738

Acquisitions/additions		13		5		18

Disposals/decreases	(111)					(111)

Withdrawals/repayments

Exchange rate differences	19					19

Other changes

Total changes	648	11		5		664

Balance at 31 December 2005	4,811	43		5		4,859

(in € millions)

Investments in group companies includes our investments in our discontinued logistics business.

176	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

O 36  SHAREHOLDERS’ EQUITY: 3,262 MILLION (2004: 3,325)

	Issued share capital	Additional paid in capital	Cumulative translation adjustment	Fair value and other reserves	Unappropriated profits	Total shareholders' equity

Balance at 1 January 2004	230	1,421		1,115	215	2,981

Profit for the period					752	752

Currency translation adjustment			(35)	6		(29)

Other				(3)		(3)

Total recognised income for the year			(35)	3	752	720

Final dividend previous year					(142)	(142)

Appropriation of net income				73	(73)

Interim dividend current year					(95)	(95)

Repurchase of shares				(151)		(151)

Share based compensation				6		6

Other				6		6

Total direct changes in equity				(66)	(310)	(376)

Balance at 31 December 2004	230	1,421	(35)	1,052	657	3,325

Effect on adoption of IAS 32/39				(268)		(268)

Balance at 1 January 2005	230	1,421	(35)	784	657	3,057

Profit for the period					659	659

Gains/(losses) on cash flow hedges, net ot tax				(12)		(12)

Currrency translation adjustment			19			19

Total recognised income for the year			19	(12)	659	666

Final dividend previous year					(168)	(168)

Appropriation of net income				489	(489)

Interim dividend current year					(100)	(100)

Repurchase of shares				(231)		(231)

Share based compensation				10		10

Other				28		28

Total direct changes in equity				296	(757)	(461)

Balance at 31 December 2005	230	1,421	(16)	1,068	559	3,262

(in € millions)

O 37  ISSUED SHARE CAPITAL: 230 MILLION (2004: 230)

Issued share capital amounted to €230 million at 31 December 2005 (2004: 230). The number of authorised, issued and outstanding shares by class of share at 31 December 2005 and 31 December 2004 is as follows:

	Ordinary	Preference B	Special share

Authorised	1,200,000,000	1,199,999,999	1

Issued and outstanding	479,999,999	0	1

of which held by the company to cover share plans	3,791,438	0	0

of which held by the company for cancellation	29,460,477	0	0

2005 Annual Report and Form 20-F	177

Back to Contents

Chapter 12	Financial statements

Our ordinary and preference shares have a nominal value of €0.48. We have ordinary shares in bearer form or in registered form. Ordinary shares in bearer form are represented by a global note held by the Dutch clearing system Euroclear Netherlands (formerly known as NECIGEF) and are transferable through Euroclear Netherlands’ book entry system. Ordinary shares in registered form are transferred by means of a deed of transfer and the company’s written acknowledgement of the transfer. We do not have share certificates for ordinary shares represented by the global note. ADSs represent ordinary shares in bearer form represented by the note held by Euroclear Netherlands. The special share and the preference shares B are registered. During the year we purchased ordinary shares as part of our management and personnel share option plan. Furthermore, we purchased 13.1 million ordinary shares in January 2005 thereby completing our repurchase of 20.7 million ordinary shares sold by the State of the Netherlands. On 7 April 2005, the annual general meeting of shareholders resolved to cancel these shares. The cancellation of 259,523 of these shares became effective on 16 June 2005. The cancellation of the remaining 20,440,477 shares shall become effective as per the date on which a proposed amendment of our articles of association to decrease our authorised capital, to be submitted to an extraordinary general meeting of shareholders to be held on 27 February 2006, shall become effective. Upon effectuation of this amendment of the articles of association, our authorised capital shall amount to €864 million nominal value, divided into 900,000,000 ordinary shares, 1 special share and 899,999,999 preference shares B. Finally, we commenced a share buy back of €1 billion on 6 December 2005. We therefore owned and held for cancellation 29,460,477 ordinary shares at 31 December 2005 (2004: 4,979,942) and held 3,791,438 to cover share plans.

The State of the Netherlands is the holder of the special share. At 31 December 2005, the State of the Netherlands held approximately 10% of the ordinary shares. We may not vote on shares we hold in our own capital.

The Foundation Protection TNT was formed to care for our interests, the enterprises connected with us and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests. The Foundation Protection TNT is an independent legal entity and is not owned or controlled by any other legal person. Agreements have been concluded between us and the Foundation for the placement or acquisition of preference shares B.

O 38  ADDITIONAL PAID IN CAPITAL: 1,421 MILLION (2004: 1,421)

Additional paid in capital is exempt for Dutch tax purposes.

O 39  CUMULATIVE TRANSLATION ADJUSTMENT: (16) MILLION (2004: -35)

Currency translation gains and losses on converting foreign subsidiaries of TNT N.V. into euros are charged or credited to the cumulative translation adjustment, net of taxation. As permitted by a change in the Dutch law, we have elected to set the previously accumulated cumulative translation adjustment at zero as at 1 January 2004.

O 40  FAIR VALUE AND OTHER RESERVES: 1,068 MILLION (2004: 1,052)

In connection with our announcement on 29 September 2004 we repurchased 20.7 million of the shares sold by the State of the Netherlands. The first tranche of 7,6 million shares was transferred to us on 4 October 2004. The first tranche was repurchased for €151 million (including transaction costs) and is deducted from other reserves.The second tranche was transferred to us on 5 January 2005 for an amount of €259 million and is reflected in the table below.

Losses on cash flow hedges resulting from the fair value movement on the €500 million of forward starting swaps, net of taxes amounted to €12 million (2004: 3).

The other movement of €28 million includes the share grants of 2004 and exercise rights of options plans of prior years.

	Total number of shares purchased[1]	Average price paid per share (in €)	Number of shares purchased as part of publicly announced plans or programmes	Approximate value of shares that may yet be purchased as part of publicly announced plans or programmes (in € million)

Repurchased in January 2005	13,100,000	19.74	13,100,000	0

Repurchased in December 2005	9,020,000	25.60	9,020,000	769

Total	22,120,000	22.13	22,120,000	769

1 Between 1 February and 30 November 2005 we purchased no shares

178	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

O 41  UNAPPROPRIATED PROFIT: 559 MILLION (2004: 657)

The profit for 2005 has been calculated as the net income for 2005 of TNT N.V. and all its subsidiaries. The 2005 unappropriated component is €559 million (2004: 657), containing the net profit of €659 million (2004: 752) and the paid interim dividend 2005 of €100 million (2004: 95). Subject to the approval of the general meeting of shareholders, the Board of Management proposes to add €396 million (2004: 489) to other reserves and to pay €172 million (2004:168) as final dividend.

O 42  WAGES AND SALARIES
(No corresponding financial statement number)

TNT N.V. does not have any employees. Hence no salary, social security or pension costs were incurred.

O 43  COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET
(No corresponding financial statement number)

Declaration of joint and several liability
As at 31 December 2005 TNT N.V. has issued a declaration of joint and several liability for some of its group companies in compliance with article 403, book 2 of the Dutch Civil Code. Those group companies are:

•	Royal TPG Post B.V.
•	TNT Holdings B.V.
•	TNT Logistics Holdings B.V.
•	TNT Express Holdings B.V.
•	TNT Headoffice B.V.

Fiscal unity in the Netherlands
TNT N.V. forms a fiscal unity with several Dutch entities for corporation tax purposes. The full list of Dutch entities which are part of the fiscal unity is included in the list containing the information referred to in article 379 and article 414, book 2 of the Dutch Civil Code, which is filed at the office of the Chamber of Commerce in Amsterdam. In accordance with the standard conditions a company and its subsidiaries that form part of the fiscal unity are jointly and severally liable for taxation payable by the fiscal unity.

Guarantees
Parental support in the form of a guarantee has been provided by TNT N.V. relating to its subsidiary TNT Finance B.V. for a syndicated loan ( €1 billion), various loan facilities including a €1 billion commercial paper programme, €250 million cash pooling credit facility and for various international swaps and derivatives association (ISDA) agreements.

In addition, we have issued a guarantee for the syndicated loan entered into by our indirect subsidiary TNT Canada Inc. (€222 million). This pertains to our discontinued logistics business.

Parental support in the form of a letter of guarantee and a subscription letter has been provided by TNT Holdings B.V. to its indirect subsidiary TNT Pty. Ltd. in relation to a capital reduction of TNT Pty. Ltd. in 1999.

Parental support in the form of an indemnity has been provided by TNT N.V. to its indirect subsidiary TNT Holdings (UK) Ltd. and its subsidiaries in connection with the acquisition of TNT PTY Ltd. in 1996 and the financing of this acquisition and as a result of the restructuring of the group in the course of 1997 as a direct consequence of this acquisition.

O 44  SUBSIDIARIES AND ASSOCIATED COMPANIES AT 31 DECEMBER 2005
(No corresponding financial statement number)

The full list containing the information referred to in article 379 and article 414, book 2 of the Dutch Civil Code is filed at the office of the Chamber of Commerce in Amsterdam.

O 45  SUBSEQUENT EVENTS

Acquisition Trespertrans S.L.
On 18 January 2006, we completed the acquisition of the 100% shares in Trespertrans S.L., which is the holding company of 100% shares in TG Plus Transcamergomez S.A.U., a domestic express company in Spain. The transaction was announced on 6 December 2005 and the acquisition price was approximately €48 million, goodwill is expected to be approximately €26 million, and intangible assets (customer list only) are expected to be approximately €5 million, with the intangible assets being amortised over the estimated useful life. These amounts are subject to our final purchase price allocations.

Sale of remaining logistics activities in France
On 27 January 2006, we announced an agreement for the sale of our Logistiques Nicolas activities to the French cargo transport operator Malherbe. On 10 February 2006, we announced an agreement for the sale of the activities of Transports Pierre Mendy and Mendy Ltda to Pierre–Michel Mendy/Groupe Lapegue.

These transactions, together with the transactions announced on 1 December 2005 and 2 January 2006, completes the sale of our logistics France business unit.

Repurchase programme
Under the repurchase programme we announced on 6 December 2005, we have purchased as at 22 February 2006, an additional 12,988,752 number of shares since 31 December 2005 for a total amount of €352 million. It is our intention to cancel the ordinary shares and request for such cancellation to be approved by our shareholders.

Launch of domestic express service in India
On 1 February 2006, we announced that we will make an investment of approximately €100 million into the Indian

2005 Annual Report and Form 20-F	179

Back to Contents

Chapter 12	Financial statements

market over the next five years, further reinforcing our commitment to the booming Indian economy. This launch makes us the first multinational brand in India to offer international and domestic services using an integrated air and road network.

Delisting London and Franfurt stock exchanges
On 20 February 2006, we announced our intention to delist from the London and Frankfurt stock exchanges in the first half of 2006, as the costs and requirements for these listings are not justified by the low trading volume in our shares at these stock exchanges.

O 46  POSTAL REGULATION AND CONCESSION
(No corresponding financial statement number)

Due to the importance of postal services to society, regulation is a significant factor in our mail business. The mandatory undertaking of certain postal activities in the Netherlands, some of which are exclusive to us, has been assigned to us in the Dutch Postal Act.

In the Netherlands, the key legislation regulating our mail activities is the Dutch Postal Act. The Dutch Postal Act requires TNT to perform the mandatory postal services in the Netherlands and it grants us exclusive rights to provide some of these services, the reserved postal services.

In connection with the Dutch Postal Act there is the parliamentary Postal Decree, which specifies the services that constitute the mandatory postal services and defines the scope of the reserved postal services. The combination of these mandates and exclusive rights are commonly called the “Postal Concession”. The Postal Concession is performed by our subsidiary Royal TPG Post B.V.

Furthermore, there is a General Postal Regulations Decree, which specifies our obligations regarding the performance of mandatory postal services and the transparency of the financial accounting of these services according to the EU Postal Directive

The Postal Concession

MANDATORY POSTAL SERVICES
The domestic mandatory postal services mainly consist of the conveyance against payment of standard single rates of the following postal items:

•	letters (including reply items) and printed matter with a maximum individual weight of two kilogrammes,
•	postal parcels with a maximum individual weight of 10 kilogrammes, and
•	registered, registered insured and registered value declared items.

In addition, bulk mail of letters up to an individual weight of 50 grammes (100 grammes prior to 1 January 2006), which are conveyed against separately agreed rates, are part of the mandatory postal services. Mandatory postal services also cover rental of P.O. boxes.

We are not required to provide the delivery of bulk printed matter such as advertising, magazines and newspapers, the delivery of bulk letters with an individual weight above 50 grammes and unaddressed mail items.

For international inbound and outbound mail, based on the Dutch Postal Act and in accordance with the rules of the Universal Postal Union (UPU), mandatory postal services mainly comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilogrammes and of postal parcels with a maximum individual weight of 20 kilogrammes. In addition, mandatory postal services cover the postal services regulated by the UPU.

RESERVED POSTAL SERVICES
Under the Dutch Postal Act and the Postal Decree, the reserved postal services include the following exclusive rights:

•	the conveyance of domestic and inbound international letters with a maximum individual weight of 50 grammes (100 grammes prior to 1 January 2006) at a rate of less than two and a half times (three times prior to 1 January 2006) the standard single rate (€0.39) for the lowest weight class of 20 grammes,
•	the exclusive right to place letterboxes intended for the public alongside or on public roads, and
•	the exclusive right to issue postal stamps and imprinted stamps bearing the likeness of the monarch and/or the word “Nederland”.

These exclusive rights do not extend to courier services or services where the letters are delivered at the rate of more than two and a half times the standard single rate. The exclusive rights also do not extend to the conveyance of parcels, letters weighing in excess of 50 grammes and printed materials such as advertising, newspapers and magazines. In addition, the exclusive rights do not extend to the conveyance of letters by a business to its own customers.

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

180	2005 Annual Report and Form 20-F

Back to Contents

Chapter 12	Financial statements

must submit to OPTA a declaration of an independent auditor, appointed by OPTA that our financial accounting system complies with these obligations. This declaration has to be published by OPTA in the “Staatscourant”.

Underlying this accounting system and the financial reports to OPTA is a system for allocating costs and revenues to the different types of services. This system complies with the accounting rules laid down in the EU Postal Directive and is approved by OPTA for the period ending 31 December 2006. The approval of OPTA was officially published in the “Staatscourant” on 14 July 2004. The full text of the description of the allocation system is published in Dutch by OPTA on their website, www.opta.nl.

VALUE ADDED TAX ON POSTAL SERVICES
At present, we are not allowed to charge value added tax on postal items forming part of the mandatory postal services. The flip side of this is that for mandatory postal services wecan not deduct the VAT amounts paid on our purchases of services and goods related to the mandatory services. We are required to charge VAT on all services not included in the mandatory services, i.e. the services in competition with other operators. Competitors are required to charge VAT on those items as well. Therefore, there is a level playing field for competitors and our company on these services.

REGULATORY CONDITIONS FOR THE PROVISION OF MANDATORY POSTAL SERVICES
Regarding mandatory postal services the General Postal Regulation Decree imposes various regulatory conditions on us with respect to service provision, tariffs, cost and revenue accounting, financial administration and reporting. Other than the mandatory postal services, none of our postal services is subject to governmental control.

According to the Dutch Postal Act, article 2d, we are obliged to give our competitors entrance to our P.O. boxes. This service has to be delivered against reasonable, objectively justifiable and non-discriminatory conditions and remunerations. To date these conditions and remunerations are the negotiated results between parties.

With respect to service levels, the General Postal Regulations Decree requires us to provide a level of service that complies with modern standards, to provide nationwide services and to perform a delivery round every day, except for Sundays and public holidays. We are required to deliver not less than 95% of all domestic letters the day after the day of posting, not including Sundays and public holidays. We are required to maintain a network of service points (post offices and agents) for the access of the general public to the services. With respect to rates and conditions, we are required to set rates and associated conditions that are transparent, non-discriminatory and uniform. However, we may grant volume discounts for items of correspondence and negotiate specific prices and conditions with high-volume users. We are required to submit proposed rate changes to OPTA, which has to evaluate whether the proposed changes are in accordance with the price cap system.

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

The price cap system was evaluated in 2002. On 18 November 2002, the Ministry of Economic Affairs decided that tariffs controlled by the current price cap system should be frozen until the end of 2006. The Ministry of Economic Affairs indicated that in the event postal services became subject to value added tax between 1 January 2003 and 1 January 2007, a change of the frozen tariffs corresponding with the resulting tax burden would be allowed. On 19 June 2003, when the tariff freeze was discussed in parliament, the duration of the freeze was limited to 1 January 2005, awaiting the vision of the Minister of Economic Affairs on the future regulation of the postal sector. The Minister of Economic Affairs proposed in his postal vision sent to parliament on 1 April 2004 that the temporary tariff freeze would be extended until year end 2006.

On 17 November 2003 we lodged an appeal against the administrative decision to freeze the tariffs. Following the grant of the formal appeal, the temporary tariff freeze decision was declared void in June 2004 and we remained able to amend the individual rates for mandatory postal services, subject to the provisions of the tariff control system.

However, in view of the wider importance of the adoption of an integral and balanced vision for the postal market as submitted to parliament, we announced our intention not to increase the price of a stamp for consumers from the present level of €0.39 for the years 2004, 2005 and 2006. The prices for mandatory postal services to business customers that are covered by the price control system will increase in 2006, but the increase will be kept below the rate of wage inflation for 2004 and 2005.

On 16 December 2004 the Minister of Economic Affairs discussed his vision for the postal market with the members of parliament. During this meeting parliament gave its support to the vision, giving clarity to the following issues:

•	full liberalisation of the Dutch postal market in 2007 (conditional on full market liberalisation in the United Kingdom and Germany, i.e. the condition of a level playing field). The vision foresees the possibility of an “emergency

2005 Annual Report and Form 20-F	181

Back to Contents

Chapter 12	Financial statements

brake” procedure that allows for the date of the introduction of liberalisation to be shifted to a later stage should delayed factual liberalisation of the German and UK postal markets call for this,
•	the intention to maintain the price of a stamp for consumers at €0.39 in 2004, 2005 and 2006, from 2007, rates for services provided under the universal service obligation will be regulated using a price cap system linked to inflation,
•	non-discrimination is applicable to our mail services. Competitors and customers must be treated equally in terms of rates and conditions,
•	there is a clearer distinction between general and sector specific competition monitoring. OPTA is charged with monitoring universal service and non discrimination requirements,
•	a reduction, yet to be fully defined, in the scope of the mandatory postal services, and
•	from 2007, the Minister of Economic Affairs will assess whether our obligation to deliver bulk mail letters up to 50 grammes will remain mandatory for an undefined transitional period, without any rights for us to offset this obligation.
The postal vision, as the officially adopted governmental policy, is the basis for the development of new postal legislation. Based on the postal vision, a new Dutch Postal Act was drafted in 2005. As part of the normal process of drafting an act, the Minister of Economic Affairs in December 2005 has sent this draft to the Counsel of State to advise on this. Further discussions in parliament will take place in 2006.

We recognise that the postal vision provides clarity on the most important aspects of postal regulation and gives a long term framework for the development of the postal market in the Netherlands. In particular, we are pleased that the policy regarding liberalisation is conditional on the future de facto liberalisation in the United Kingdom and Germany, where further liberalisation is also scheduled to take place in 2006 and 2007 respectively. In 2005, the Dutch government commissioned a study to investigate this issue. This study is expected to be repeated in 2006 to see if any changes in the market situation have taken place since the first study.

Amsterdam, 24 February 2006

Board of Management	Supervisory Board
M.P. Bakker (Chairman)	J.H.M. Hommen (Chairman)
J.G. Haars	R.J.N. Abrahamsen
H.M. Koorstra	J.M.T. Cochrane
D.G. Kulik	R. Dahan
M.C. Lombard	V. Halberstadt
W. Kok
S. Levy
G. Monnas
R.W.H. Stomberg

TNT N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam
The Netherlands

182	2005 Annual Report and Form 20-F

Back to Contents

Financial statements	Chapter 12

INTENTIONALLY LEFT BLANK

2005 Annual Report and Form 20-F	183

Back to Contents

Chapter 12	Financial statements

OTHER INFORMATION

EXTRACT FROM THE ARTICLES OF ASSOCIATION ON APPROPRIATION OF PROFIT

Under our articles of association, a dividend of 7% of €0.48 ( €0.032) will be paid on the special share (article 35, paragraph 1). The dividend specified in article 35, paragraph 1 will be paid on preference shares B. Preference shares B have not been issued. Subject to the approval of our Supervisory Board, our Board of Management will determine which part of profit remaining after payment of dividend on the special share (and any preference shares B) will be transferred to the reserves (article 35, paragraph 2). The remaining profit will be distributed as dividend on ordinary shares (articles 35, paragraph 3). No dividends shall be paid on shares held by us in our own capital (article 35, paragraph 6).

APPROPRIATION OF PROFIT

Subject to the adoption of our financial statements, the proposed 2005 dividend has been set at €0.63 in cash per ordinary share of €0.48 par value. After adjusting for the interim dividend of €0.22 per ordinary share paid out in August 2005, the final dividend will be €0.41 per ordinary share.

Appropriation of profit	2005

Profit attributable to the shareholders	659

Appropriation in accordance with the articles of association:

Dividend on special share (article 35, par. 1) €0.032	0

Reserves adopted by the Board of Management and approved by the Supervisory Board (article 35, par.2)	(387)

Dividend on ordinary shares	272

Interim dividend paid	100

Final dividend	172

(in € millions)

SPECIAL CONTROL RIGHTS UNDER THE ARTICLES OF ASSOCIATION OF SPECIAL SHARE

The State of the Netherlands holds a special share that gives it the right to approve decisions that lead to fundamental changes in our group structure, see for these decisions note 31.

OTHER ARRANGEMENTS WITH THE STATE OF THE NETHERLANDS

We have agreed with the State of the Netherlands that we may issue ordinary shares, subject to the approval of the State of the Netherlands, in its capacity as holder of the special share, and the Supervisory Board. The State of the Netherlands has agreed that it will withhold its approval only if:

•	the proposed share issuance is scheduled to take place, or our intention to make the issuance would be made public by us, within nine months prior to any offer of our ordinary shares by the State of the Netherlands, and
•	the State of the Netherlands in its reasonable opinion expects that the proposed issuance would be detrimental to its interests in any later offerings of our ordinary shares by it.
However, we may within such nine-month period make a public announcement of our intention to issue ordinary shares, if:
•	ordinary shares would be issued exclusively or almost exclusively in exchange for the shares of one or more companies with which we or any of our group companies have concluded a co-operation, merger or acquisition agreement, or
•	the announcement is made in relation to a private issuance (other than an issuance referred to above), provided that the State of the Netherlands in its reasonable opinion determines that the announcement would not be detrimental to its interests in any future offerings by it.

The State of the Netherlands is otherwise required to give its approval within eight business days upon written request to that effect, if the financial conditions of the issuance reasonably can not be regarded by the State of the Netherlands as adversely affecting the interests of shareholders in general.

In issuing shares, we have agreed to consider the long term financial interests of the State of the Netherlands as the holder of a substantial interest in us.

184	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	185

Back to Contents
Chapter 13

REGULATORY

ENVIRONMENT

186	2005 Annual Report and Form 20-F

Back to Contents

Regulatory environment	Chapter 13

POSTAL REGULATION AND
CONCESSION

INTERNATIONAL POSTAL REGULATION
Universal Postal Union
The Universal Postal Union (UPU) is a specialised agency within the United Nations framework. It is responsible for the regulation of cross-border postal services. Practically all nations are members of the UPU. The common rules applicable to cross-border postal services are laid down in the UPU Convention and its regulations. In the Convention, the UPU established an international system for mutual payments for the delivery of cross-border letter mail, known as the terminal dues system. The purpose is to compensate the destination country’s public postal operator for delivering international letter post. A different compensation scheme with similar purposes exists for parcel mail.

Since 1 January 2006 a new terminal dues system applies. Under the new system “Target” countries (previously “Industrialised Countries”) will pay each other country-specific rates linked to domestic post charges. Over the next years the current percentage of the domestic 20 grammes tariff, 60%, will be increased gradually to 68% in 2009. “Transition” countries (previously “Developing Countries”) will continue to pay each other and “Target” countries a fixed kilogramme rate according to a per item and per kilogramme formula based on world average costs and on a world average weight. Transition countries are expected to move towards the Target system before 2014, at which time all exchanges will be based on country-specific compensation.

Most European postal operators view the UPU target terminal dues system as inadequate for these purposes. As a consequence a significant majority of them are party to the separate, multilateral “REIMS II” agreement where terminal dues are related to a higher percentage of domestic tariffs, and to a certain extent to service quality as well. We did not enter into the REIMS II agreement because we felt it did not contain a strong incentive/penalty system that would guarantee improvement of the quality of service. Instead, we concluded commercially oriented bilateral agreements with most of the European postal operators.

Most of the 10 countries who joined the EU on 1 May 2004 have entered into a REIMS East Agreement with the REIMS II parties. This agreement allows the new EU public postal operators to use a transitional period to get accustomed to terminal dues that are based on domestic tariffs. We decided to become a member of the REIMS East agreement as of 1 January 2005. In this way we avoid lengthy bilateral negotiations and create considerable goodwill that will support our position in future terminal dues negotiations. The financial effects of this decision are limited due to low volumes exchanged between Royal TPG Post B.V. and postal operators of the accession countries.

EU postal regulation
The current EU Postal Directive 2002/39/EC, amending Directive 97/67/EC (EU Postal Directive) with regard to the further opening to competition of community postal services, sets out a harmonised set of minimum obligations for the universal postal service (mandatory postal services) regarding service levels, rates, and cost and revenue accounting principles, as well as quality of service standards, with which all member states, including the Netherlands, must comply.

The EU Postal Directive also defines the maximum scope of postal services the EU member states are permitted to reserve for national public postal operators (reserved postal services). Member states are permitted to reserve postal services for domestic and cross-border mail. As of 1 January 2006 this reservation is limited to a weight of 50 grammes per item of correspondence at a price of less than two and a half times the public tariff for an item of correspondence in the first weight step of the fastest category, i.e. items of correspondence weighing no more than 20 grammes. To the extent necessary to ensure the provision of universal service, outgoing cross-border mail and direct mail may continue to be reserved within the same weight and price limits.

The EU Postal Directive delays full liberalisation of the EU postal market until at least 2009, depending on the results of a study on the effects of liberalisation that is to be finalised by 31 December 2006.

POSTAL REGULATION IN THE NETHERLANDS
Due to the importance of postal services to society, regulation is a significant factor in our mail business. The mandatory undertaking of certain postal activities in the Netherlands, some of which are exclusive to us, has been assigned to us in the Dutch Postal Act.

In the Netherlands, the key legislation regulating our mail activities is the Dutch Postal Act. The Dutch Postal Act requires TNT to perform the mandatory postal services in the Netherlands and it grants us exclusive rights to provide some of these services, the reserved postal services.

In connection with the Dutch Postal Act there is the parliamentary Postal Decree, which specifies the services that constitute the mandatory postal services and defines the scope of the reserved postal services. The combination of these mandates and exclusive rights are commonly called the “Postal Concession”. The Postal Concession is performed by our subsidiary Royal TPG Post B.V.

Furthermore, there is a General Postal Regulations Decree, which specifies our obligations regarding the performance of mandatory postal services and the transparency of the financial accounting of these services according to the EU Postal Directive.

The responsibility for supervising our performance of the mandatory postal services lies with an independent

2005 Annual Report and Form 20-F	187

Back to Contents

Chapter 13	Regulatory environment

Supervisory Authority for Post and Telecommunications established by the government, which is commonly called by its Dutch acronym OPTA. The Minister of Economic Affairs is responsible for postal regulation and policy.

On 16 December 2004 the Minister of Economic Affairs discussed his vision for the Dutch postal market with parliament. During this meeting parliament gave its support to the vision, which contains the following key elements:

•	full liberalisation of the Dutch postal market in 2007 (conditional on full market liberalisation in the United Kingdom and Germany, i.e. the condition of a level playing field). The vision foresees the possibility of an “emergency brake” procedure that allows for the date of the introduction of liberalisation to be shifted to a later stage should delayed factual liberalisation of the German and UK postal markets call for this,
•	the intention to maintain the price of a stamp for consumers at €0.39 in 2004, 2005 and 2006, from 2007, rates for services provided under the universal service obligation will be regulated using a price cap system linked to inflation,
•	non-discrimination is applicable to our mail services. Competitors and customers must be treated equally in terms of rates and conditions,
•	there is a clearer distinction between general and sector specific competition monitoring. The OPTA is charged with monitoring universal service and non-discrimination requirements,
•	a reduction, yet to be fully defined, in the scope of the mandatory postal services, and
•	from 2007, the Minister of Economic Affairs will assess whether our obligation to deliver bulk mail letters up to 50 grammes will remain mandatory for an undefined transitional period, without any rights for us to offset this obligation.

The postal vision, as the officially adopted governmental policy, is the basis for the development of new postal legislation. Based on the postal vision, a new Dutch Postal Act was drafted in 2005. As part of the normal process of drafting an act, the Minister of Economic Affairs in December 2005 has sent this draft to the Counsel of State to advise on this. Further discussions in parliament will take place in 2006.

We recognise that the postal vision provides clarity on the most important aspects of postal regulation and gives a long-term framework for the development of the postal market in the Netherlands. In particular, we are pleased that the policy regarding liberalisation is conditional on the future de facto liberalisation in the United Kingdom and Germany, where further liberalisation is also scheduled to take place in 2006 and 2007 respectively. In 2005, the Dutch government commissioned a study to investigate this issue. This study is expected to be repeated in 2006 to see if any changes in the market situation have taken place since the first study.

THE POSTAL CONCESSION
Mandatory postal services
The domestic mandatory postal services mainly consist of the conveyance against payment of standard single rates of the following postal items:

•	letters (including reply items) and printed matter with a maximum individual weight of two kilogrammes,
•	postal parcels with a maximum individual weight of 10 kilogrammes, and
•	registered, registered insured and registered value declared items.

In addition, bulk mail of letters up to an individual weight of 50 grammes (100 grammes prior to 1 January 2006), which are conveyed against separately agreed rates, are part of the mandatory postal services. Mandatory postal services also cover rental of P.O. boxes.

We are not required to provide the delivery of bulk printed matter such as advertising, magazines and newspapers, the delivery of bulk letters with an individual weight above 50 grammes (100 grammes prior to 1 January 2006) and unaddressed mail items.

For international inbound and outbound mail, based on the Dutch Postal Act and in accordance with the rules of the UPU, mandatory postal services mainly comprise conveyance against payment of both postal items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilogrammes and of postal parcels with a maximum individual weight of 20 kilogrammes. In addition, mandatory postal services cover the postal services regulated by the UPU.

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

According to the Dutch Postal Act, article 2d, we are obliged to give our competitors entrance to our P.O. boxes. This service has to be delivered against reasonable, objectively justifiable and non-discriminatory conditions and remunerations. To date these conditions and remunerations are the negotiated results between parties.

With respect to service levels, the General Postal Regulations Decree requires us to provide a level of service that complies with modern standards, to provide nationwide services and to perform a delivery round every day, except for Sundays and public holidays. We are required to deliver not less than 95% of all domestic letters the day after the day of posting, not including Sundays and public holidays. We are required

188	2005 Annual Report and Form 20-F

Back to Contents

Regulatory environment	Chapter 13

to maintain a network of service points (post offices and agents) for the access of the general public to the services. With respect to rates and conditions, we are required to set rates and associated conditions that are transparent, non-discriminatory and uniform. However, we may grant volume discounts for items of correspondence and negotiate specific prices and conditions with high volume users. We are required to submit proposed rate changes to OPTA, which has to evaluate whether the proposed changes are in accordance with the price cap system.

The price cap system measures tariff developments in two different baskets of services, a “total basket” and a “small users basket”. The total basket comprises domestic mandatory postal services provided to all customers. The small users basket comprises a selection of the total basket of domestic mandatory postal services that is representative for consumers and small business users.

The price cap system uses a weighing factor for each service in these baskets. The levels of the indices for both baskets are not to exceed the official national index of wages for employees in the market sector.

The development of the indices from the base year of 1989 is illustrated below:

The price cap system was evaluated in 2002. On 18 November 2002, the Ministry of Economic Affairs decided that tariffs controlled by the current price cap system should be frozen until the end of 2006. The Ministry of Economic Affairs indicated that in the event postal services became subject to value added tax between 1 January 2003 and 1 January 2007, a change of the frozen tariffs corresponding with the resulting tax burden would be allowed. On 19 June 2003, when the tariff freeze was discussed in parliament, the duration of the freeze was limited to 1 January 2005, awaiting the vision of the Minister of Economic Affairs on the future regulation of the postal sector. The Minister of Economic Affairs proposed in his postal vision sent to parliament on 1 April 2004 that the temporary tariff freeze would be extended until year end 2006.

On 17 November 2003 we lodged an appeal against the administrative decision to freeze the tariffs. Following the grant of the formal appeal, the temporary tariff freeze decision was declared void in June 2004 and we remained able to amend the individual rates for mandatory postal services, subject to the provisions of the tariff control system.

However, in view of the wider importance of the adoption of an integral and balanced vision for the postal market as submitted to parliament, we announced our intention not to increase the price of a stamp for consumers from the present level of € 0.39 for the years 2004, 2005 and 2006. The prices for mandatory postal services to business customers that are covered by the price control system will increase in 2006, but the increase will be kept below the rate of wage inflation for 2004 and 2005.

Reserved postal services
Under the Dutch Postal Act and the Postal Decree, the reserved postal services include the following exclusive rights:

•	the conveyance of domestic and inbound international letters with a maximum individual weight of 50 grammes (100 grammes prior to 1 January 2006) at a rate of less than two and a half times (three times prior to 1 January 2006) the standard single rate (€ 0.39) for the lowest weight class of 20 grammes,
•	the exclusive right to place letter boxes intended for the public alongside or on public roads, and
•	the exclusive right to issue postal stamps and imprinted stamps bearing the likeness of the monarch and/or the word “Nederland”.

These exclusive rights do not extend to courier services or services where the letters are delivered at the rate of more than two and a half times the standard single rate. The exclusive rights also do not extend to the conveyance of parcels, letters weighing in excess of 50 grammes and printed materials such as advertising, newspapers and magazines. In addition, the exclusive rights do not extend to the conveyance of letters by a business to its own customers.

Accounting and other financial obligations
Our obligations on reporting include the establishment of an annual report on our performance of the mandatory postal services, providing, among other things, an overview of the financial results related to the mandatory postal services. This report must be reviewed by an independent auditor appointed by OPTA.

Our financial accounting obligations require us to maintain separate financial accounts within our internal financial administration for mandatory postal services. This separate accounting must be broken down into reserved postal services and other mandatory postal services and must be separated from the accounting of our other activities. Every year, we must submit to OPTA a declaration of an independent auditor, appointed by OPTA, that our financial accounting system complies with these obligations. This declaration has to be published by OPTA in the “Staatscourant”.

2005 Annual Report and Form 20-F	189

Back to Contents

Chapter 13	Regulatory environment

Underlying this accounting system and the financial reports to OPTA is a system for allocating costs and revenues to the different types of services. This system complies with the accounting rules laid down in the EU Postal Directive and is approved by OPTA for the period ending 31 December 2006. The approval of OPTA was officially published in the “Staatscourant” on 14 July 2004. The full text of the description of the allocation system is published in Dutch by OPTA on their website, www.opta.nl.

Value added tax on postal services
At present, we are not allowed to charge value added tax on postal items forming part of the mandatory postal services. The flip side of this is that for mandatory postal services we cannot deduct the VAT amounts paid on our purchases of services and goods related to the mandatory services. We are required to charge VAT on all services not included in the mandatory services, i.e. the services in competition with other operators. Competitors are required to charge VAT on those items as well. Therefore, there is a level playing field for competitors and our company on these services.

Public procurement
Public procurement is the purchase of goods, services and public works by governments. Public sector procurement must follow transparent, open procedures ensuring fair conditions of competition for suppliers. At this moment we have no obligation to tender resulting from any public procurement regulation.

On 2 February 2004, the EU adopted a package of amendments to simplify and modernise its public procurement directives. Those directives impose EU-wide competitive tendering for public contracts above a certain value and transparency and equal treatment for all tenders to ensure that the contract is awarded to the tender offering best value for money. The new directive 2004/17/EC of 31 March 2004, coordinating the procurement procedures of entities operating in the water, energy, transport and postal services sectors also applies to certain postal and non-postal activities that are not exposed to competition. However, the directive leaves to the European member states the possibility of postponing the application of the directive on postal services until 1 January 2009. The Netherlands has exercised this option. We will therefore not be subject to the directive in the Netherlands until 1 January 2009.

COMPETITION LAW
European competition law
Our businesses are subject to competition rules in the jurisdictions in which they operate. The Court of Justice of the European Community has explicitly confirmed that the rules of EU competition law also apply to the national mandatory postal services of the EU member states. The European Community published a notice in 1998 describing the application of competition rules to the postal sector and on the assessment of certain state measures. In particular, we are subject to the competition rules contained in articles 81 and 82 of the EC

Treaty and to preventative control of mergers and acquisitions as regulated in the EC Merger Control Regulation. Article 81 prohibits collusion between competitors that may affect trade between member states and which has the object or effect of restricting competition within the EU. Article 82 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade between member states. Since 1 May 2004, national competition authorities and national courts have been empowered to apply articles 81 and 82 in full, in close operation with the European Commission in order to ensure the effective and uniform enforcement of these competition rules.

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

The Dutch Competition Act stipulates a similar structure and set of rules as the rules of EU competition law on the prohibition of cartels, the prohibition of abuse of a dominant position and the preventive control on mergers and acquisitions. Compliance with the Dutch Competition Act is monitored by the Dutch Competition Authority.

190	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	191

Back to Contents
Chapter 14

ADDITIONAL

INFORMATION

192	2005 Annual Report and Form 20-F

Back to Contents
Additional information	Chapter 14

SHARE CAPITAL

Under our articles of association, our authorised share capital amounts to €1,152 million nominal value. Our authorised share capital consists of:
•	1,200,000,000 ordinary shares,
•	1 special share, and
•	1,199,999,999 preference shares B.

We have called an extraordinary general meeting of shareholders for 27 February 2006 at which we will propose to amend our articles of association in order to decrease the authorised share capital. Upon effectuation of this amendment to the articles of association, our authorised share capital would amount to €864 million nominal value. Our authorised share capital would then consist of:

•	900,000,000 ordinary shares,
•	1 special share, and
•	899,999,999 preference shares B.

Each of the above shares has a nominal value of €0.48.

As at the date of this annual report 479,999,999 ordinary shares and one special share were issued. No preference shares B were issued.

REPURCHASE OF SHARE/SHARE BUY BACK PROGRAMME

The State of the Netherlands is the holder of the special share. See for further information on the special share page 162.

Our ordinary shares are issued in bearer or registered form, at the option of the shareholder. Ordinary shares in bearer form may be converted into registered form, and vice versa, at any time without charge. The special share and the preference shares B are registered shares.

During the year we completed the repurchase of 20.7 million ordinary shares sold by the State of the Netherlands. On 7 April 2005, the annual general meeting of shareholders resolved to cancel these shares. The cancellation of 259,523 of these shares became effective on 16 June 2005. The cancellation of the remaining 20,440,477 shares shall become effective on the same date as the proposed decrease of our authorised share capital becomes effective.

On 6 December 2005, we commenced a share buy back programme of €1 billion worth of shares.

On 31 December 2005, 480,000,000 shares were outstanding (one special share and 479,999,999 ordinary shares). On 31 December 2005, 3,791,438 of the outstanding ordinary shares were held by us to cover share plans, and 29,460,477 of the outstanding ordinary shares were held by us for cancellation.
	Total number of shares purchased[1]	Average price paid per share (in €)	Number of shares purchased as part of publicly announced plans or programmes	Approximate value of shares that may yet be purchased as part of publicly announced plans or programmes (in € million)

Repurchased in January 2005	13,100,000	19.74	13,100,000	0

Repurchased in December 2005	9,020,000	25.60	9,020,000	769

Total	22,120,000	22.13	22,120,000	769

1	Between 1 February 2005 and 30 Novemebr 2005 we repurchased no shares.

On 29 September 2004, we announced that we would repurchase 20.7 million ordinary shares from the State of the Netherlands. Transfer of the repurchased shares took place in two tranches: the first tranche of 7.6 million shares was transferred to us on 4 October 2004; the transfer of the remaining 13.1 million shares was completed on 5 January 2005, both at a share price of €19.74.

On 6 December 2005, we announced a programme to repurchase €1 billion worth of ordinary shares. In December 2005, we repurchased 9,020,000 shares under this programme at an average price of €25.60 per share.

The programme will end 6 April 2006 unless prior to such date:

•	the aggregate value of shares acquired would exceed €1.0 billion,
•	10% of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company, or
•	if a cash or exchange offer with respect to our shares is publicly launched through the publication of an offer document.

2005 Annual Report and Form 20-F	193

Back to Contents
Chapter 14	Additional information

The maximum consideration to be paid per ordinary share under this repurchase programme is the higher of the price of the last independent trade in our shares and the highest current independent bid price on the trading venues where the purchase is carried out. Furthermore, this price will not exceed the normal trade price plus 10%. The normal trade price is the average closing price during the five trading days prior to the day of purchase. Not more than 25% of the average daily volume of the ordinary shares will be repurchased in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is based on the average daily volume traded in the 20 trading days preceding the date of purchase.

In 2005, we did not repurchase any of our shares other than those shares repurchased pursuant to the above publicly announced programmes.

MAJOR SHAREHOLDERS AND
RELATED PARTY TRANSACTIONS

GENERAL
To our knowledge, no one, except for the State of the Netherlands, owns 5% or more of our shares and there are no arrangements the operation of which might result in a change in our control.

The State of the Netherlands sold part of its ordinary shares in 2005 and owns on 22 February 2006 46,073,810 ordinary shares, representing approximately 10% of our outstanding ordinary shares. Furthermore, the State of the Netherlands owns 1 special share. There are no others holding special shares. The State of the Netherlands announced that it has agreed with ABN Amro-Rothschild, Citigroup and the purchasing parties in July 2005, to not sell any of its shares in TNT until July 2006 (standstill agreement).

For information as to the portion of each class of shares held in the United States and the number of record holders in the United States, see chapter 15.

THE OWNERSHIP INTERESTS OF THE STATE OF THE
NETHERLANDS
Overview
An effectively operating postal system is of great importance to Dutch society for various reasons, including economic, strategic and national security reasons, and is therefore of general interest to the State of the Netherlands. For certain important postal services we are the exclusive holder of the Postal Concession granted by the State of the Netherlands (see chapter 13). As a result, we are crucial to the maintenance of an effectively operating postal system in the Netherlands.

The State of the Netherlands holds approximately 10% of our ordinary shares.In addition to being a significant holder of ordinary shares, the State of the Netherlands has influence on us and our affairs through corporate governance mechanisms, its ownership of a special share and a longer term equity interest.

Special share
The State of the Netherlands holds a special share. For more information on the special share see note 31 of the consolidated financial statements on page 162.

Pending changes to relation with the State of the
Netherlands
The European Commission sent the State of the Netherlands a formal request to give up the special share the State of the Netherlands holds in us. The State of the Netherlands has reacted that it has no intention of giving up its special share in our company. The State of the Netherlands is, however, considering the possibility of transferring the Postal Concession from TNT N.V. to Royal TPG Post B.V., our subsidiary for postal services, and limiting the applicability of the rights attached to the special share to apply only to that subsidiary. On 17 December 2003 the European Commission has brought this matter before the European Court of Justice to compel the State of the Netherlands to give up the special rights conferred by the special share.

ARTICLES OF ASSOCIATION

Following is a brief description of certain provisions of our articles of association as last amended on 11 April 2005, pertaining to the rights and restrictions applicable to our ordinary shares. A description pertaining to the powers and restrictions applicable to members of the Board of Management and members of the Supervisory Board can be found in chapter 7 and chapter 9. These descriptions do not purport to be complete and are qualified in their entirety by reference to our articles of association, book 2 of the Dutch Civil Code and other Dutch laws. Copies of our articles of association are available on our website and upon request from us and have been filed with the SEC.

We have called an extraordinary general meeting of shareholders for 27 February 2006 at which we will propose to amend our articles of association in order to decrease the authorised share capital. The proposed amendment will not bring any changes to the rights and restrictions applicable to our ordinary shares as described in this chapter, nor to the powers and restrictions applicable to members of the Board of Management and members of the Supervisory Board as described in chapters 7 and 9.

The amendment of our articles of association that was effected on 11 April 2005 served to bring the articles of association further in line with the act on amendment of book 2 of the Dutch Civil Code in respect of the amendment of the Dutch large company rules that entered into force as per 1 October 2004. These amendments pertain to the provisions on appointment of members of the Supervisory Board,

194	2005 Annual Report and Form 20-F

Back to Contents
Additional information	Chapter 14

approval of resolutions of the Board of Management by the general meeting of shareholders and the fact that the financial statements are adopted by the general meeting of shareholders and no longer by the Supervisory Board. Furthermore, the name of our company was changed from TPG N.V. into TNT N.V. and some technical amendments were implemented.

GENERAL
Pursuant to the Enabling Act as currently in force, we are subject to the full Dutch large company regime. Under these rules, we are required to adopt a two-tier system of corporate governance, comprising a board of management and a supervisory board. Under these rules, subject to statutory exceptions, the supervisory board, rather than the general meeting of shareholders,

•	has the right to nominate members of the supervisory board for appointment by the general meeting of shareholders,
•	appoints and dismisses members of the board of management, and
•	must approve certain resolutions by the board of management.

See for further information on the applicable rules on the large company regime page 66.

We have our corporate seat in Amsterdam, the Netherlands. We are registered in the Commercial Register in Amsterdam under number 27168968.

CORPORATE PURPOSE
Article 4 of our articles of association provides that our business activity shall be, among other things:

•	to conduct holding activities in enterprises that, among other things, operate in the field of the transportation, distribution and delivery of letters, messages, parcels and goods, as well as the storing, converting and transmitting of information, the management and disposal of information, the providing of logistics services and the providing of money transactions,
•	to permit our subsidiaries to carry out the concessions or licences granted by the Dutch government for the activities described above, and
•	to conduct other holding and financing activities.

ISSUANCE OF ORDINARY SHARES
We may issue ordinary shares and grant rights to subscribe for ordinary shares, including options and warrants, pursuant to a resolution of the Board of Management, subject to the approval of the Supervisory Board and the holder of the special share. The scope and duration of this authority of the Board of Management is to be determined by the general meeting of shareholders. Under our articles of association as they currently read, we may issue up to a maximum of 1,200,000,000 ordinary shares. Provided that the proposed amendment of our articles of association, that will be submitted to the extraordinary general meeting of shareholders to be held on 27 February 2006, is effectuated, we may then issue up to a maximum of 900,000,000 ordinary shares. On 7 April 2005, the annual general meeting of shareholders extended the current authority of the Board of Management to issue ordinary shares, up to a maximum of 10% of the issued share capital and an additional 10% of the issued share capital in case an issuance takes place in relation to a merger or acquisition. This authority will terminate on 7 October 2006. The general meeting of shareholders can, in accordance with our articles of association and subject to approval of the holder of the special share, extend this authority for a period not exceeding five years or extend this authority by amending our articles of association to that effect. If no such extension is given, the issuance of ordinary shares or rights to subscribe for ordinary shares requires a resolution of the general meeting of shareholders, upon a proposal of the Board of Management approved by the Supervisory Board. Such resolution of the general meeting of shareholders also requires the approval of the holder of the special share.

RIGHTS ATTACHED TO EACH CLASS OF SHARES
Voting rights and general meetings of
shareholders
We are required to hold a general meeting of shareholders within six months after the end of the financial year, among other things, to adopt the financial statements. Other general meetings of shareholders are held as often as the Board of Management or the Supervisory Board deem necessary, subject to applicable provisions of Dutch law. One or more shareholders representing at least 10% of our issued share capital may, upon their request, be authorised by the president of the court to call a general meeting of shareholders. The president will only give this authorisation if these shareholders have a reasonable interest in a general meeting of shareholders being held, if these shareholders have requested our Board of Management and our Supervisory Board in writing to call a general meeting of shareholders, stating their proposed agenda in detail, and our Board of Management and our Supervisory Board have not taken steps to ensure that a general meeting of shareholders can be held within six weeks after their request. General meetings of shareholders are convened by 15 days’ prior notice published in a nationally distributed daily newspaper and in the Official Price List of Euronext Amsterdam N.V. There are no quorum requirements applicable to general meetings of shareholders, unless otherwise required by Dutch law. General meetings of shareholders may only be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer (Schiphol).

One or more shareholders holding shares representing at least 1% of our issued share capital or representing according to the Official Price List a value of €50 million have the right to request the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders. Such a request has to be honoured by the Board of Management or the Supervisory Board provided that important company interests do not dictate otherwise and that the request is received by the Board of Management or the

2005 Annual Report and Form 20-F	195

Back to Contents
Chapter 14	Additional information

Supervisory Board in writing, at least sixty days before the date of the general meeting of shareholders.

Each shareholder has the right to attend general meetings of shareholders, either in person or by written or electronic proxy, to address the meeting and to exercise voting rights, subject to the provisions of our articles of association, provided that such shareholder has the aforementioned rights on the applicable record date set by the Board of Management, which date may not in any event be earlier than seven days prior to the date of the meeting. Holders of shares in registered form must notify us in writing of their intention to attend, in each case by the date specified in the notice of the meeting, which date may not in any event be earlier than seven days prior to the date of the meeting. Holders of shares in bearer form must request their relevant associated institution within the meaning of the Dutch Securities Bank Giro Transfer Act (Wet giraal effectenverkeer) to deliver a written statement, to the address specified in the notice of the meeting and in each case by the date specified in the notice of the meeting, which date may not in any event be earlier than seven days prior to the date of the meeting, stating that the relevant holder of shares is entitled to a given number of shares in bearer form on the record date. Instruments of proxy must be delivered to us no later than on the date specified in the notice of the meeting, which date may not in any event be earlier than seven days prior to the date of the meeting. Each of the shares in our capital carries the right to cast one vote. Unless otherwise required by Dutch law or our articles of association, resolutions are passed by a simple majority of votes cast.

Dividend rights
Our articles of association provide that within five months after the end of our financial year, the Board of Management must prepare financial statements accompanied by an annual report, to be adopted by the general meeting of shareholders. Within this same period, the Supervisory Board shall prepare a report that shall be added to the financial statements and the annual report. The general meeting of shareholders can extend this period of five months by a maximum of six months on account of special circumstances.

We pay dividends on profits or by exception out of the distributable part of our shareholders’ equity as shown in our financial statements. We may not pay dividends if the payment would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or our articles of association. Subject to certain exceptions, if a loss is sustained in any year, we may not pay dividends for that year and we may not pay dividends in subsequent years until the loss has been compensated for out of subsequent years’ profits.

We first have to pay dividends on the special share equal to 7% of its nominal value each year. If preference shares B have been issued and there are remaining profits available for payment of dividends, we then have to pay dividends on the paid-up portion of the nominal value of such preference shares

B, at a rate of the average 12-monthly EURIBOR (EURO Interbank Offered Rate) – weighted to reflect the number of days for which the payment is made – plus a premium, to be determined by the Board of Management subject to the approval of the Supervisory Board, of at least one percentage point and at most three percentage points, depending on prevailing market conditions, over the financial year to which the distribution relates.

After payment of dividends on the special share and the preference shares B, the Board of Management may then determine, with the approval of the Supervisory Board, to appropriate part of the remaining profits to reserves. The profits remaining after appropriation to reserves are at the disposal of the general meeting of shareholders.

The Board of Management may pass a resolution that has been approved by the Supervisory Board and the holder of the special share that any dividend on ordinary shares be paid, at the shareholder’s option, wholly or partly in our ordinary shares rather than in cash. The State of the Netherlands, in its capacity as holder of the special share, has agreed with us that it will give any such approval within a period of two business days after a written request from us. The State of the Netherlands will give this approval without prejudice to the option, if such option is made available to holders of ordinary shares, of the State of the Netherlands in its capacity as holder of ordinary shares to choose between a dividend paid in cash or in ordinary shares.

The Board of Management may, with the prior approval of the Supervisory Board and subject to provisions of Dutch law, distribute one or more interim dividends.

In accordance with article 35, paragraph 6 of the articles of association, no dividend shall be paid on shares held by us in our own capital. Shares we hold in our own capital shall not be included for the computation of the profit distribution, unless the Board of Management resolves otherwise, which resolution is subject to the approval of the Supervisory Board.

Our policy on additions to reserves and on dividends (the level and purpose of the addition to reserves, the amount of the dividend and the type of dividend) at the time of determination and in the event of any change and the resolution to determine and pay dividends shall be dealt with and explained as a separate agenda item at the annual general meeting of shareholders. The policy on additions to reserves and on dividends can be viewed on our website.

Liquidation rights
In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed in the following order of preference: first, to the holders of the special share and all outstanding preference shares B, the nominal amount paid up on these shares plus accumulated dividends for preceding years which have not yet been paid; and second, to holders of the ordinary shares in proportion to their shareholdings.

196	2005 Annual Report and Form 20-F

Back to Contents
Additional information	Chapter 14

Redemption provision
None of our ordinary shares is subject to any redemption provisions.

Sinking fund provision
None of our ordinary shares is subject to any sinking fund provisions under our articles of association or as a matter of Dutch law.

Liability to further calls or assessments
All of our outstanding shares are fully paid and non-assessable.

Discriminatory provisions
There are no discriminatory provisions against any of our shareholders as a result of owning a substantial number of shares.

Pre-emptive rights
Except for issuances of ordinary shares for non-cash consideration and issuances to our employees, holders of ordinary shares have pre-emptive rights to subscribe for new issuances of ordinary shares in proportion to their shareholdings. These rights may be restricted or excluded by a resolution of the Board of Management, subject to the approval of the Supervisory Board and the holder of the special share. The State of the Netherlands, in its capacity as holder of ordinary shares and the special share, has agreed with us that it will vote in favour of any proposal submitted annually to the general meeting of shareholders by the Board of Management to extend the authority of the Board of Management to restrict or exclude the pre-emptive rights of holders of ordinary shares. On 7 April 2005, the annual general meeting of shareholders extended the current authority of the Board of Management to restrict or exclude the pre-emptive rights of holders of ordinary shares, up to a maximum of 10% of the issued share capital and an additional 10% of the issued share capital in case an issuance takes place in relation to a merger or acquisition. The authority will terminate on 7 October 2006. Holders of ADSs may not be able to exercise preemptive rights granted to holders of ordinary shares.

ACQUISITION BY US OF OUR OWN SHARES
We may acquire our own shares, subject to the requirements of Dutch law and our articles of association, if:

•	our shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the articles of association, and
•	after the share acquisition, we would not hold shares with an aggregate nominal value exceeding one-tenth of our issued share capital.

We cannot vote on shares held by us in our own capital.

An acquisition by us of shares in our own capital may be effected by the Board of Management, subject to the approval of the Supervisory Board and, if the acquisition amounts to more than 1% of the issued ordinary shares, the approval of the holder of the special share. We may only acquire shares in our own capital if the general meeting of shareholders has granted the Board of Management the authorisation to effect such acquisitions. Such an authorisation may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. The current authorisation expires on 7 October 2006. Under this authorisation, the maximum number of ordinary shares that can be acquired cannot exceed the maximum amount authorised by law (currently 10%) of the issued ordinary shares at the time of the acquisition, for a price per ordinary share not less than €0.01 and not exceeding the average of the closing prices of the ordinary shares as published in the Official Price List for the five trading days prior to the day of acquisition, plus 10% of such average.

We may acquire our own shares for the purpose of transferring those shares to our employees pursuant to any arrangements applicable to such employees, subject to the requirements of Dutch law, provided however, that our Board of Management shall not require authorisation by the general meeting of shareholders for such acquisitions.

REDUCTION OF CAPITAL
Upon a proposal of the Board of Management, which proposal must be approved by the Supervisory Board, the general meeting of shareholders may reduce our outstanding share capital by cancellation of shares or by reducing the nominal value of shares subject to the provisions of the articles of association.

CHANGES IN CAPITAL
The conditions imposed by our articles of association for changes in capital are described above under “Issuance of ordinary shares” (page 195), “Pre-emptive rights” (page 197), “Acquisition by us of our own shares” (page 197) and “Reduction of capital” (page 197).

The following conditions for changes in capital are more stringent than required under Dutch law:

•	resolutions of the general meeting of shareholders to extend the authorisation of the Board of Management to issue shares and to restrict or exclude pre-emptive rights of holders of ordinary shares are subject to the approval of the holder of the special share,
•	resolutions of the general meeting of shareholders to reduce the issued capital can only be adopted upon a proposal of the Board of Management, and
•	resolutions of the Board of Management to issue shares, to restrict or exclude the pre-emptive rights of holders of ordinary shares and to have the company acquire/alienate more than 1% of the issued capital in the form of ordinary shares are subject to the approval of the holder of the special share.

2005 Annual Report and Form 20-F	197

Back to Contents
Chapter 14	Additional information

RELEASE FROM LIABILITIES
At the annual general meeting of shareholders, the general meeting of shareholders is, after the adoption of the financial statements, requested to adopt resolutions, releasing the members of the Board of Management and the members of the Supervisory Board respectively from actual or potential liabilities in connection with the execution of their duties during the financial year. The release from liability obtained by the members of the Board of Management and the members of the Supervisory Board is limited to the facts reflected in the financial statements or otherwise disclosed to the general meeting of shareholders prior to the adoption of the financial statements. However, the scope of a release from liability is subject to limitations by virtue of the law.

INDEMNITY
The company indemnifies the members of the Board of Management and of the Supervisory Board against any and all liabilities incurred by the relevant member as a result of any action brought by any party other than the company itself or its group companies, in relation to acts or omissions related to his/her capacity as a member of the Board of Management or of the Supervisory Board. The company reimburses any expenses incurred by such member in connection with such actions, but only upon receipt of a written undertaking by that member that the member will repay such expenses if a competent court determines that the member is not entitled to be indemnified. This indemnity does not apply to claims relating to the gaining of personal profits, advantages or remuneration to which the member was not legally entitled, or if the relevant member is adjudged to be liable for willful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid). The indemnity does not cover liability of a member of the Board of Management or of the Supervisory Board toward the company itself. Nor does the indemnity apply to the extent claims and expenses are reimbursed by insurers.

REMUNERATION POLICY FOR THE BOARD OF
MANAGEMENT/SUPERVISORY BOARD
The general meeting of shareholders adopts the remuneration policy for the Board of Management. The remuneration itself is determined by the Supervisory Board.

The general meeting of shareholders determines the remuneration of the members of the Supervisory Board.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION,
STATUTORY MERGER AND DISSOLUTION
A resolution of the general meeting of shareholders to amend the articles of association (including with respect to changing the rights of holders of our ordinary shares), to enter into a statutory merger or demerger within the meaning of part 7, book 2 of the Dutch Civil Code or to dissolve us may only be adopted upon a proposal of the Board of Management that has been approved by the Supervisory Board. The holder of the special share must approve the resolutions of the general meeting of shareholders as described on page 194 under “The ownership interests of the State of the Netherlands”.

CHANGE IN CONTROL PROVISIONS
None of our shares is subject to any change in control provision.

LARGE COMPANY REGIME
Pursuant to the Enabling Act as currently in force, we are subject to the full large company regime.

APPOINTMENT OF MEMBERS OF SUPERVISORY BOARD
UNDER LARGE COMPANY REGIME
Under the provisions of the large company regime, the members of the Supervisory Board are appointed by the general meeting of shareholders following nomination by the Supervisory Board. Both the general meeting of shareholders and the central works council may make recommendations and must be informed about this right as well as of the profile of vacancies. Nominations by the Supervisory Board must be reasoned against the Supervisory Board profile, which will be made available and must be discussed with the general meeting of shareholders and the central works council at the time of determination and in the event of any change.

The central works council has a special right of recommendation for one-third of the total number of members of the Supervisory Board. The only circumstances in which the Supervisory Board may decide not to put a person on the nomination as recommended by the central works council are if the nominee is considered unsuitable to fulfil the function of a member of the Supervisory Board or if, upon acceptance, the Supervisory Board would not be composed properly. The Dutch Enterprise Chamber is the competent court to decide on disputes between the central works council and the Supervisory Board in this respect.

The transitional arrangement of the provisions of Dutch law on the large company regime obligates the Supervisory Board to grant the special right of recommendation to the central works council on every second vacancy until one-third of the members of the Supervisory Board has been appointed accordingly.

The general meeting of shareholders may reject a nomination by the Supervisory Board with a majority of votes representing one-third of the issued share capital. If the general meeting of shareholders resolves by majority of votes to reject the nomination, but the quorum is not met, a new meeting should be convened, in which case the quorum requirement is not applicable.

The general meeting of shareholders can dismiss the Supervisory Board as a whole, with a majority of votes representing one-third of the issued share capital.

APPROVAL GENERAL MEETING OF SHAREHOLDERS
Pursuant to article 107a, book 2 of the Dutch Civil Code, certain resolutions of the Board of Management entailing a significant change in the identity or character of TNT or its business are subject to the approval of the general meeting of shareholders.

198	2005 Annual Report and Form 20-F

Back to Contents

Additional information	Chapter 14

When the Board of Management represents the company in a matter described in article 107a, book 2 of the Dutch Civil Code whilst the general meeting of shareholders has not approved the underlying resolution of the Board of Management, the company will be bound towards the third party involved. The approval of the general meeting of shareholders is not indispensable for the Board of Management to effectuate its resolution.

RESTRICTION ON NON-DUTCH SHAREHOLDERS’ RIGHTS
Under our articles of association there are no limitations on the rights of Dutch, non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

OBLIGATIONS OF SHAREHOLDERS
TO DISCLOSE HOLDINGS

The Act on Disclosure of Holdings in Listed Companies 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, if as a result of such acquisition or disposal the interest falls within a different percentage range. The percentage ranges referred to in the Act on Disclosure of Holdings in Listed Companies 1996 are 0-5, 5-10, 10-25, 25-50, 50-66.6 and over 66.6.

Failure to comply with the Act on Disclosure of Holdings in Listed Companies 1996 constitutes an economic offence. In addition, a civil court can issue sanctions against any person who fails to notify, or incorrectly notifies us and the Authority Financial Markets in accordance with the Act on Disclosure of Holdings in Listed Companies 1996. Possible court sanctions include the suspension of voting rights with respect to the ordinary shares held by such person.

MATERIAL CONTRACTS

On 23 June 1998, we entered into an agreement with the State of the Netherlands. The terms of this agreement were modified, subject to the approval of the Dutch parliament, by a letter agreement dated 9 March 2001, between us and the State of the Netherlands. For a description of certain terms of this agreement, see page 194 – “The ownership interests of the State of the Netherlands”.

EXCHANGE CONTROLS

There are no legislative or other legal provisions currently in force in the Netherlands or arising under the articles of association restricting remittance to holders of our securities not resident in the Netherlands. Cash dividends payable in euro on our ordinary shares may be officially transferred from the Netherlands and converted into any other convertible currency.

SIGNIFICANT SUBSIDIARIES

TNT N.V. is the parent company of the group. The following table sets forth, as at 31 December 2005, the name and jurisdiction of incorporation of our significant subsidiaries.

Significant subsidiaries

Company	Country	Equity Interest

Royal TPG Post B.V.	Netherlands	100%

TNT Express Holdings B.V.	Netherlands	100%

TNT Logistics Holdings B.V.	Netherlands	100%

TNT Holdings (UK) Ltd.	United Kingdom	100%

TNT Newco Ltd.	United Kingdom	100%

TNT Headoffice B.V.	Netherlands	100%

TNT Finance B.V.	Netherlands	100%

TNT Holdings B.V.	Netherlands	100%

TNT Holdings (Deutschland) GmbH	Germany	100%

The full list containing the information referred to in article 379 and article 414, book 2 of the Dutch Civil Code is filed at the office of the Chamber of Commerce in Amsterdam.

PROPERTY, PLANTS AND
EQUIPMENT

We use 1,554 buildings, not including buildings used by our discontinued operations. In general, we believe that our facilities are significantly utilised and we believe they contain sufficient capacity for next year’s business forecast.

2005 Annual Report and Form 20-F	199

Back to Contents

Chapter 14	Additional information

MAIL
Our mail division uses 546 sorting centres and distribution depots in the Netherlands. No material portion of our mail properties is subject to any encumbrances. The principal mail facilities are as follows:

Mail facilities

Location	Owned/leased	Principal use	Site area

Amsterdam-Schiphol, the Netherlands	Leased	Sorting centre (international mail)	13,125 sq. metres

Amsterdam, the Netherlands	Owned	Sorting centre (letters)	48,970 sq. metres

‘s Hertogenbosch, the Netherlands	Owned	Sorting centre (letters)	49,460 sq. metres

The Hague, the Netherlands	Owned	Sorting centre (letters)	48,110 sq. metres

Nieuwegein, the Netherlands	Owned	Sorting centre (letters)	57,530 sq. metres

Rotterdam, the Netherlands	Owned	Sorting centre (letters)	40,240 sq. metres

Zwolle, the Netherlands	Owned	Sorting centre (letters)	56,560 sq. metres

Amsterdam, the Netherlands	Owned	Sorting centre (parcels)	31,460 sq. metres

Dordrecht, the Netherlands	Owned	Sorting centre (parcels)	28,250 sq. metres

Zwolle, the Netherlands	Owned	Sorting centre (parcels)	32,210 sq. metres

Arnhem, the Netherlands	Owned	Sorting centre (registered mail)	48,920 sq. metres

EXPRESS
Our express segment uses 882 depots, road and air hubs. The principal express facilities are as follows:

Express facilities

Location	Owned/leased	Principal use	Site area

Liège, Belgium	Leased	International air hub	100,528 sq. metres

Wiesbaden, Germany	Owned	Sorting centre and road hub	65,500 sq. metres

Arnhem, the Netherlands	Owned	International road hub	120,930 sq. metres

Brussels, Belgium	Leased	Sorting centre and road hub	67,150 sq. metres

No material portion of our properties is subject to any encumbrances.

FREIGHT MANAGEMENT
Freight management uses 126 offices and warehouses, representing in total approximately 175,000 square metres, all of which are leased and none of which are considered principle facilities.

EMPLOYEES

For the number of employees and full-time equivalents see note 19 of our consolidated financial statements on page 144.

LABOUR RELATIONS
European region
A significant number of our employees in Europe is presently represented by trade unions. Our labour relations in Europe have been good and we have not experienced any material work stoppages in recent years. In 2004 there was a four day stoppage at Turin TNT Automotive Logistics and there was a 22-day stoppage in one plant due to issues related to a customer. During 2005, there were stoppages in Italy amounting to a total of 4,643 hours (covering 3,800 blue collar workers in 17 locations), and in France limited action also took place (two day stoppage at one site for 100 workers).

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

In addition to trade unions, we also consult from time to time with various local, national and European works councils.

200	2005 Annual Report and Form 20-F

Back to Contents

Additional information	Chapter 14

Employees generally elect the members of works councils. Some of these works councils primarily have an advisory role, but in other cases, e.g. the Netherlands, we may be required to consult or ask approval from one or more of the works councils before proceeding with a course of action. Under Dutch law, our central works council may make recommendations for candidates to fill vacancies on our Supervisory Board. For further information on the recommendation rights of the central works council, see page 198. Furthermore, we are obliged to apprise the European works council of activities that affect our workforce in Europe.

Other regions
Except for our employees in Australia and those of our discontinued logistics business in the United States, our employees outside Europe are generally neither represented by trade unions nor employed pursuant to collective labour agreements. Trade unions represent less than 50% of our employees in Australia and fewer than 50% within our discontinued logistics operations in the United States. Labour relations have been good and we have not, apart from certain labour disputes and some small (1/2 – 1 day) work stoppages in 2004 in Australia, experienced any material work stoppages in recent years.

LEGAL PROCEEDINGS

For an overview of the legal proceedings, see chapter 12, page 160.

TAXATION

GENERAL
The following is a summary of the material Dutch and US tax consequences of the ownership of ordinary shares or American Depositary Shares (ADSs), in particular by US holders (as defined below). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ordinary shares or ADSs, and prospective investors should consult their professional advisors as to the tax consequences of their purchase, ownership and disposition of the ordinary shares and ADSs, including the consequences under applicable federal, state, local and foreign law. In particular, the summary does not address US holders that do not hold the shares or ADSs as capital assets and the tax treatment of holders subject to special tax rules, such as banks, insurance companies and dealers in securities, investors liable for alternative minimum tax or investors who hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, some of which may be subject to special rules. This summary should not be read as extending by implication to matters not specifically discussed herein. Additional rules may apply to holders who themselves or through affiliates actually or constructively own 10% or more of the voting power or value of the ordinary shares or ADSs as determined by US Federal income tax law.

The Dutch rules applying to holders of a “substantial interest”, in broad terms, foreign entities and individuals who hold or have held directly or indirectly, either independently or jointly with certain close relatives, at least 5% of the nominal paid-up capital of any class of shares in the company – or rights to acquire such shares – are not addressed in this summary other than in general terms. With respect to US holders, this discussion generally applies only to such holders who hold ordinary shares or ADSs as a portfolio investment. This summary does not take into account the specific circumstances of any particular US holder although such circumstances might materially affect the general tax treatment of such US holder.

For the purposes of this discussion, a US holder is a holder of ordinary shares or ADSs that is a person who is a citizen or resident of the United States or who holds ordinary shares or ADSs as assets effectively connected with a US trade or business. This discussion does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposal of ordinary shares or ADSs.

In general, for Dutch tax purposes, US holders of ADSs will be treated as the beneficial owners of the ordinary shares represented by such ADSs.

It is assumed for purposes of this summary that a US holder is entitled to the benefits of the 1992 Treaty (as defined below). However, US holders should consult with their tax advisors regarding their status under the limitation of benefits article under the 1992 Treaty. With respect to the applicable 1992 Treaty it is important to notice that during the year 2004 a new protocol to the 1992 Treaty was ratified by both the Dutch parliament (in June 2004) and the US senate (on 17 November 2004). The protocol became effective for taxable periods beginning on or after 1 January 2005. The provisions of the protocol relating to withholding taxes became effective for amounts paid or credited on or after 1 February 2005.

DUTCH TAXATION
General
The descriptions of the Dutch tax laws and practices set forth below are based on the statutes, regulations, rulings, judicial decisions and other authorities in force and applied in practice on 1 January 2006, all of which are subject to change (possibly with retroactive effect) and differing interpretations. In this description Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. These concepts may not be identical to the concepts designated by the same English term, as they exist under the laws of jurisdictions other than the Netherlands.

In this chapter a distinction is made between residents of the Netherlands and non-residents of the Netherlands. Whether an investor qualifies as a resident of the Netherlands or as a non-resident of the Netherlands is based on facts, as well as on several fictions in Dutch tax legislation. In this section we will address the relevant Dutch dividend withholding tax, personal income tax, corporate income tax and gift, estate and

2005 Annual Report and Form 20-F	201

Back to Contents

Chapter 14	Additional information

inheritance tax aspects of the ownership of ordinary shares or ADSs.

Dutch withholding tax on dividends
Dividends (or similar income derived from shares qualifying as such under the Dutch Dividend Withholding Tax Act 1965, hereinafter referred to as income) distributed by the company are in principle subject to tax at source at the current rate of 25%, which will be withheld and remitted by the company to the Dutch tax authorities.

As regards US holders the following will apply. A US holder can only claim the benefits of the tax treaty for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed on 18 December 1992 between the State of the Netherlands and the United States, as modified by the protocol of 8 March 2004 (together, the 1992 Treaty), if:

•	the person is a resident of the United States as defined in the 1992 Treaty,
•	the person’s entitlement to these benefits is not limited by the limitations on benefits provisions of article 26 of the 1992 Treaty, and
•	the person can be considered to be the beneficial owner of the dividend. A person may not be considered to be the beneficial owner if a dividend would fall under the Netherlands’ anti-dividend stripping rules.

Under the 1992 Treaty, dividends paid by the company to a resident of the United States, other than an exempt organisation or exempt pension trust, as described below, are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, provided that the holder does not carry on an enterprise in the Netherlands through a permanent establishment, permanent representative or fixed base to which or to whom the ordinary shares or ADSs are attributable. If and to the extent the ordinary shares or ADSs are attributable to such a permanent establishment or representative, Dutch withholding tax will in principle amount to 25%. The 1992 Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organisations, as defined in the 1992 Treaty. Except in the case of exempt organisations, this reduced dividend withholding rate can be applied for at source upon payment of the dividend; exempt organisations remain subject to the statutory dividend withholding tax rate of 25% and are required to file for a refund of this dividend withholding tax.

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

A US holder unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented a claim for dividend withholding tax relief at source.

Qualifying exempt organisations other than exempt pension trusts may seek a refund of the tax withheld by submitting Form IB 95 USA, which also includes a banker’s affidavit.

Under the Dutch anti-dividend stripping rules the recipient of a dividend is not considered to be the beneficial owner if it is plausible that:

•	the recipient paid, directly or indirectly, a consideration, in cash or in kind, in connection with the dividend distribution, and the payment forms part of a sequence of related transactions,
•	an individual or a company benefited, in whole or in part, directly or indirectly, from the dividend, and that individual or company would have been entitled to a less favourable relief from Dutch dividend withholding tax than the recipient of the dividend distribution, and
•	that individual or company directly or indirectly retains or obtains a position in the shares that is comparable to its position in similar shares before the sequence of related transactions commenced.

As described above, as of January 2005 the protocol of the 1992 Treaty became effective. With respect to withholding taxes the protocol became effective as of 1 February 2005. The new protocol, under strict conditions, provides for 0% Dutch dividend withholding tax on dividends paid to a US company owning shares that represent at least 80% of the voting power in a Dutch company. Furthermore shareholders that do not qualify for the 0% rate may, under certain conditions, qualify for a 5% withholding tax rate. In all other cases, as described above, a company, apart from those listed above, that can claim treaty benefits is entitled to a reduction of the Dutch withholding tax to 15%. In addition, as of 1 January 2005, several changes apply to article 26, stipulating which shareholders can benefit from the 1992 Treaty.

Personal income tax in respect of dividends
Under the Personal Income Tax Act 2001, income is divided into three separate “boxes” each of which is governed by its own rules:

•	box I (work and private residence) includes business and employment income, income from receivables and income from assets made available to a company in which the individual holds a substantial shareholding and income from the main private residence,
•	box II (substantial interest) includes dividend income and capital gains from substantial shareholdings, and
•	box III (savings and investments) covers passive income from capital.

202	2005 Annual Report and Form 20-F

Back to Contents

Additional information	Chapter 14

Losses from one box can, in principle, not be offset against income from another box. The elements of income will be allocated to the spouse or partner that has received the income. A summary of the box system is described below in respect of the ordinary shares and ADSs.

Personal income tax in respect of the
ordinary shares or ADSs
RESIDENT INDIVIDUALS OF THE NETHERLANDS AND
CERTAIN NON-RESIDENT INDIVIDUALS THAT HAVE ELECTED
TO BE TAXED AS A RESIDENT

BOX I (WORK AND PRIVATE RESIDENCE)
An individual Dutch shareholder, who holds the ordinary shares or ADSs that can be attributed to the business assets of an enterprise which is, in whole or in part, carried on for the account of this shareholder, is liable to income tax on the dividends derived from the ordinary shares or ADSs at the progressive rates of box I, the maximum rate being 52%. Income derived or gains realised that qualify as “income from miscellaneous activities” (resultaat uit overige werkzaamheden), which include activities with respect to the ordinary shares or ADSs that exceed “regular, active portfolio management” (normaal, actief vermogensbeheer), are also taxable at the progressive rates of box 1.

BOX II (SUBSTANTIAL INTEREST)
Income from substantial interests (broadly, shareholdings of at least 5% including rights to acquire such shareholdings) is taxed in box II. The tax rate amounts to 25%. Losses from a substantial interest may only be offset against income from a substantial interest and not against income from box I (work and private residence) or box III (savings and investments). There is a possibility for a credit for losses not compensated against the income tax liability of box II. Such tax credit is limited to 25% of the amount of the loss, and can only be claimed on condition that the holder of the substantial interest has sold all of that interest and holds no such interest in another entity. Interest related to the financing of a substantial interest is only deductible against the 25% rate. Income from loans to the company as well as income from other assets which are made available to the company are not taxable in box II, but in box I. Stock dividends received/derived will not be considered to form taxable income in box II at the moment of receipt. The purchase price of such stock dividend will in principle amount to zero.

BOX III (SAVINGS AND INVESTMENTS)
Income derived from capital (savings and investments) is taxed according to the regime of box III. Taxable income is determined annually on the basis of a fictitious – i.e. deemed – return on capital. This deemed return has been fixed at 4% of average net capital, assets less liabilities at market value, on 1 January and 31 December of any year. In this respect, assets and liabilities relating to income from box I and box II are not taken into account. The taxable income is computed without regard to the actual income and capital gains received. Thus, if actual income exceeds 4%, tax will still only be levied on the basis of 4%. On the other hand, there is no reduction in tax if the actual income is less than 4%. The deemed income is taxed at 30%.

In principle, under the provisions of the Personal Income Tax Act 2001 the Dutch dividend tax can be credited, or refunded, for Dutch residents. This credit is also available against tax under box III. However, in case of dividend stripping transactions, the dividend withholding tax cannot be credited or refunded if the recipient cannot be considered to be the beneficial owner of the dividend. See the discussion on Dutch dividend withholding tax above.

NON-NETHERLANDS RESIDENT INDIVIDUALS
EU residents and residents of specified countries with which the Netherlands has concluded a tax treaty providing for the exchange of information who are liable for Netherlands taxation may elect to be taxed according to the rules applicable to resident taxpayers. They are then taxed as if they were a resident of the Netherlands (see above).

Non-resident individual holders of the ordinary shares or ADSs will be taxable in the Netherlands in respect of income or gain from this shareholding if these shares:

•	are attributable to the business assets of a permanent establishment or permanent representative in the Netherlands (box I), generate income or gains that qualify as “income from miscellaneous activities” (resultaat uit overige werkzaamheden) in the Netherlands, which include activities in the Netherlands with respect to these shares that exceed “regular, active portfolio management” (normaal, actief vermogensbeheer) (box I), or
•	belong to a substantial interest of the shareholder in the company and this substantial interest does not form part of the business assets of an enterprise of the shareholder (box II).

The right of the Netherlands to levy personal income tax on dividends received by non-resident individuals may be restricted under specific provisions of applicable tax treaties.

Dutch corporate income tax
COMPANIES RESIDENT IN THE NETHERLANDS
Under the Corporate Income Tax Act 1969, dividends received are in principle taxed at the ordinary Dutch rate. The ordinary corporate income tax rate in 2005 was 31.5% (reduced to 29.6% as of 1 January 2006), although the first €22,689 of taxable profit is taxed at 27% (reduced to 25.5% as of 1 January 2006). A legal entity or a similar entity qualifying as such under Dutch tax law (an entity) which is the beneficial owner of the ordinary shares or ADSs and who resides, or is deemed to reside, in the Netherlands, is, in principle, able to set off in full the dividend withholding tax withheld against its Dutch corporate income tax or claim a refund if it exceeds corporate income tax due. If, however, a Dutch resident company receives a dividend which is exempt

2005 Annual Report and Form 20-F	203

Back to Contents

Chapter 14	Additional information

in the Netherlands (e.g. under the participation exemption) and tax has been withheld such tax cannot be credited against the corporate income tax due but will be refunded to the company receiving the dividend. An entity resident in the Netherlands which is not subject to Dutch corporate income tax can, under certain conditions, request a refund of the dividend tax withheld. An entity subject to Dutch corporate income tax for which the shareholding in the company qualifies for the participation exemption pursuant to article 13 of the Corporate Income Tax Act 1969 will not be subject to Dutch corporate income tax on income derived from the ordinary shares or ADSs and is entitled to an exemption from dividend tax. The participation exemption normally applies if a Dutch resident entity which is subject to corporate income tax at the ordinary rates holds an interest of at least 5% of the nominal paid-up share capital of the company. Under specific circumstances the participation exemption can also apply to interests of less than 5%.

An entity subject to Dutch corporate income tax will not be subject to corporate income tax on income derived from the ordinary shares or ADSs if the participation exemption pursuant to article 13 of the Corporate Income Tax Act 1969 applies with respect to the shareholding in the company.

COMPANIES NOT RESIDENT IN THE NETHERLANDS
If the ordinary shares are attributable to a permanent establishment or permanent representative in the Netherlands of a non-resident entity, the income distributed by the company will, in principle, be subject to corporate income tax at the rate of 31.5% (29.6% as of 1 January 2006), unless the participation exemption of article 13 of the Corporate Income Tax Act 1969 applies with respect to the shareholding in the company. Any dividend tax withheld can generally be set off against the Dutch corporate income tax due on this income, provided the recipient is the beneficial owner of the dividend.

The State of the Netherlands has concluded tax treaties with Canada, the United States, Switzerland, Japan, all EU member states, Norway and a large number of other countries. Most tax treaties concluded by the State of the Netherlands provide for a reduced dividend withholding tax rate of 15% for portfolio investment.

If the shares are not attributable to a Dutch permanent establishment or a permanent representative, dividends paid to non-resident entities which are shareholders of the company are in principle not subject to Dutch corporate income tax (other than the dividend withholding tax mentioned above), unless the non-resident shareholder holds a substantial interest in the company and the substantial interest does not form part of the business assets of an enterprise of the shareholder. The right of the Netherlands to tax the dividends may be restricted under specific provisions of applicable tax treaties.

Personal income tax and corporate income
tax on capital gains
RESIDENTS OF THE NETHERLANDS
In principle, capital gains derived from the sale of the ordinary shares or ADSs by an individual shareholder who resides, or is deemed to reside, in the Netherlands are not subject to Dutch personal income tax provided that the ordinary shares or ADSs do neither form part of a substantial interest nor can be attributed to the enterprise of that individual nor do the capital gains realised qualify as “income from miscellaneous activities”, which include activities with respect to the ordinary shares or ADSs that exceed “regular, active portfolio management”. Capital gains realised on the disposal of ordinary shares or ADSs that form part of a substantial interest of an individual are subject to tax in box II at the special 25% rate. The capital gains are subject to personal income tax at the ordinary progressive rates of box I, currently up to 52%, if the ordinary shares or ADSs form part of the business assets of an enterprise carried on, in whole or in part, for the account of an individual or if the capital gains realised qualify as “income from miscellaneous activities”, which include activities with respect to the ordinary shares or ADSs that exceed “regular, active portfolio management”.

If the ordinary shares or ADSs are held by a Dutch resident entity, any capital gains derived from the sale of the ordinary shares or ADSs are subject to corporate income tax at 31.5% (29.6% as of 1 January 2006), unless the shareholding in the company qualifies for the participation exemption of article 13 of the Corporate Income Tax Act 1969.

NON-RESIDENTS OF THE NETHERLANDS
Capital gains realised by non-resident individuals who, or non-resident entities which, are shareholders of the company are in principle not subject to Dutch personal income tax or Dutch corporate income tax, provided that these shareholders:

•	do not hold a substantial interest in the company, or
•	do not conduct a business, trade or other taxable activities, in whole or in part, through a permanent establishment or permanent representative in the Netherlands to which or to whom the ordinary shares or ADSs are attributable, or
•	if they are individuals, do not realise capital gains that qualify as income from “miscellaneous activities” in the Netherlands, which include the performance of activities in the Netherlands with respect to the shares that exceed “regular, active portfolio management”.

If the ordinary shares or ADSs form part of a substantial interest, the capital gain on the disposal of the ordinary shares or ADSs is, in principle, subject to tax at a rate of 25% for individuals or 31.5% (29.6% as of 1 January 2006) for entities, unless the substantial interest forms part of the business assets of an enterprise of the shareholder.

If the ordinary shares or ADSs are held by a non-resident entity and can be allocated to a permanent establishment or permanent representative in the Netherlands, the capital gains may be exempt if the participation exemption applies.

204	2005 Annual Report and Form 20-F

Back to Contents

Additional information	Chapter 14

Furthermore, the right of the Netherlands to tax the capital gain may be restricted under specific provisions of applicable tax treaties.

Gift, estate or inheritance tax in the
Netherlands
Generally, gift, estate and inheritance tax will be due in the Netherlands with respect to the gift or inheritance of the ordinary shares or ADSs if the donor or deceased who owned the ordinary shares or ADSs is or was a resident or is or was deemed to be a resident of the Netherlands for purposes of Dutch gift and inheritance tax.

No gift, estate or inheritance tax will arise in the Netherlands on a gift of the ordinary shares or ADSs by, or on the death of, a holder of the ordinary shares or ADSs who at the moment the gift is made is neither a resident nor deemed to be a resident of the Netherlands for purposes of Dutch gift and inheritance tax, provided that:

•	such holder does not die within 180 days after having made a gift, while being on the moment of his death a resident or a deemed resident of the Netherlands, and
•	such holder at the time of the gift, or at the time of his or her death did not have, an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which permanent establishment or a permanent representative, the ordinary shares or ADSs are or were attributable.

If the donor or the deceased is an individual who holds the Dutch nationality, he will be deemed to be resident in the Netherlands for purposes of Dutch gift and inheritance tax if he has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his death. If the donor is an individual who does not hold the Dutch nationality he will be deemed to be resident in the Netherlands for purposes of Dutch gift tax if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift. The same twelve-month rule may apply to entities that have transferred their seat of residence out of the Netherlands.

Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in the Netherlands for purposes of Dutch gift and inheritance tax if the beneficiary of the gift, or all beneficiaries under the estate jointly, as the case may be, make an election to that effect.

UNITED STATES TAXATION
The following is a summary of certain US Federal income tax consequences of the purchase, ownership and disposition of ordinary shares as evidenced by ADSs. This summary does not purport to be a complete analysis of all potential US Federal income tax consequences of the purchase, ownership and disposal of ordinary shares or ADSs.

For purposes of this discussion, a US holder means an individual, citizen or resident of the United States for US Federal income tax purposes, a corporation, a partnership or other entity created or organised under the laws of the United States or any state thereof or the District of Columbia, or an estate or trust which is resident in the United States for US Federal income tax purposes, in each case who

•	is not also resident of, or ordinarily resident in the Netherlands for Dutch tax purposes,
•	is not engaged in a trade or business in the Netherlands through a permanent establishment, and
•	does not own, directly, indirectly or by attribution, 10% or more of the shares of the company (by vote or value).

This summary is of a general nature only and does not discuss all aspects of the US and Dutch taxation that may be relevant to a particular investor. The summary deals only with ADSs held by US holders as capital assets and does not address special classes of purchasers, such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction or as part of a “synthetic security” or other integrated transaction for US Federal income tax purposes, US holders whose functional currency is not the US dollar and certain US holders (including, but not limited to, insurance companies, tax-exempt organisations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules. If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.

Owners of ADSs are urged to consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of such shares in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws, and the possible effects of changes in US Federal or other tax laws.

In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with its terms. The US Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of US foreign tax credits by US holders of such receipts or shares. Accordingly, the analysis regarding the availability of a US foreign tax credit for Dutch taxes and sourcing rules described below could be affected by ongoing and future actions that may be taken by the US Treasury Department.

For purposes of tax treaties and the US Internal Revenue Code of 1986, as amended, US holders that own ADSs will be treated as owning ordinary shares.

2005 Annual Report and Form 20-F	205

Back to Contents

Chapter 14	Additional information

Under the 1992 Treaty, the company, other than through its US subsidiaries, will generally not be subject to US Federal income tax unless it engages in a trade or business in the United States through a permanent establishment. The company intends to conduct its business activities in a manner that will not result in its non-US entities being considered to be engaged in a trade or business or to have a permanent establishment in the United States.

Taxation of dividends
To the extent paid out of current or accumulated earnings and profits of the company, as determined under US Federal income tax principles (E&P), a distribution made with respect to ordinary shares or ADSs (including the amount of any additional payment, and any Dutch withholding tax) will be includable for US Federal income tax purposes in the income of a US holder as ordinary income on the day received by the US holder, in the case of ordinary shares, or on the day received by the depositary, in the case of ADSs and will be treated as foreign source dividend income. Distributions in excess of current and accumulated E&P of the company will be treated as a non-taxable return of capital to the extent of the US holder’s adjusted tax basis in the ordinary shares or ADSs and thereafter as taxable capital gain. The company has not historically maintained calculations of earnings and profits under US Federal income tax principles, although it may be required to do so in the future.

Any such dividend paid in euros will be included in the gross income of a US holder in an amount equal to the US dollar value of the euros on the date of receipt, which in the case of ADSs is the date they are received by the depositary. If dividends received in euro are converted into US dollars on the day they are received by the depositary, the US holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Certain dividends paid to non-corporate US holders of ADSs in taxable years beginning after 31 December 2002 and before 1 January 2009 may be taxable at the rate applicable to long-term capital gains (generally at a maximum rate of 15%). This reduced income tax rate is only applicable to dividends paid by domestic corporations and “qualified foreign corporations” and only with respect to shares held by a qualified US holder (i.e. an individual) for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). Based upon the information contained within the filing of this document with the SEC along with other factors the company may be considered a qualified foreign corporation. Accordingly, dividends paid to individual US holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. The reduced income tax rate is not applicable to dividends paid by a company that is a passive foreign investment company for the corporation’s taxable year in which the dividend is paid or for the preceding year. This reduced tax rate for qualified dividends is scheduled to expire on 31 December 2008, unless further extended by congress. Each prospective investor should consult its own tax advisor regarding the implications of this legislation. In the case of a corporate US holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

Dividends paid to US holders will generally be subject to a Dutch withholding tax of 25% and will generally be eligible for a foreign tax credit. This amount may be reduced under the 1992 Treaty and is referred to above under “Dutch Taxation – Dutch withholding tax on dividends”.

If the US holder is a US partnership, trust or estate, the foreign tax credit will be available only to the extent that the income derived by such partnership, trust or estate is subject to US tax either as the income of a US resident in its hands or in the hands of its partners or beneficiaries, as the case may be. The withholding tax may, subject to certain limitations, be offset against US Federal taxes on foreign source income by filing –Internal Revenue Services (IRS) Form 1116 (or IRS Form 1118 for corporations) “Foreign Tax Credit” with the Federal income tax return. IRS Form 1116 can be obtained by calling 1-800-TAX FORM. This tax credit will normally reduce the US tax liability on the dividend. A US holder of ADSs or ordinary shares nonetheless will not be entitled to claim the tax credit for withholding taxes if the holding of ADSs or ordinary shares:

•	is effectively connected with a permanent establishment situated in the Netherlands through which the holder carries on business in the Netherlands, or
•	is effectively connected with a fixed base in the Netherlands from which the holder performs independent personal services.

Further, special rules apply if the holder:

•	owns at least 10% of the ordinary shares of the company (or, in the case of a holder that is a US corporation, controls, alone or with one or more associated corporations, at least 10% of the voting stock of the company), or
•	is exempt from tax in the US on dividends paid by the company.

A US holder may elect annually either to deduct the Dutch withholding tax (see “Dutch Taxation”) from its income or take the withholding taxes as a credit against its US Federal income tax liability, subject to US foreign tax credit limitation rules.

If and to the extent that the company pays a dividend on the common shares or ADSs out of dividend income from its non-Dutch subsidiaries and is, therefore, entitled to a credit for Dutch tax purposes for foreign taxes attributable to such dividend income from non-Dutch subsidiaries, there is a risk

206	2005 Annual Report and Form 20-F

Back to Contents

Additional information	Chapter 14

that the IRS might take the position that the allowable credit for Dutch tax purposes constitutes a partial subsidy of the company’s withholding tax obligation and that, therefore, a US holder would not be entitled to a foreign tax credit with respect to the amount so allowed. However, this Dutch tax credit is available only to the company and does not reduce the amount of withholding tax applied against the dividends paid by the company. The company does not believe that such a position would be correct because such Dutch credit is based primarily on the net dividend received and the US holder does not receive any benefit from such Dutch tax credit available to the company.

Taxation of capital gains
In general, a US holder who is a resident of the United States for purposes of the 1992 Treaty and who is entitled to benefits of the 1992 Treaty under the limitations on benefits provision contained therein will not be subject to Dutch taxation on any gain derived from the sale or exchange of ADSs, except in certain instances where the US holder maintains a permanent establishment or fixed base in the Netherlands. A US resident holder of ADSs or ordinary shares generally will be liable for US Federal income tax on such gains to the same extent as on any other gains from sales of stock.

For US tax purposes, US holders will generally recognise gain or loss upon the sale or exchange of ADSs equal to the difference between the amount realised from the sale or exchange of the ADSs and the US holder’s basis in such ADSs. In general, such gain or loss will be US source capital gain or loss. In the case of individual US holders, capital gains are subject to US Federal income tax at preferential rates if specified minimum holding periods are met and if such shares are held as a capital asset. If held for more than one year, such gain or loss will generally be long term capital gain or loss. Long term capital gain of a non-corporate US holder that is recognised on or after 6 May 2003 and before 1 January 2009 is generally taxed at a maximum rate of 15%.

Subject to the discussion below under “Passive foreign investment company considerations”, a US holder will be liable for US Federal income tax on gains from sales or dispositions of ADSs or ordinary shares to the same extent as on any other gains from sales or dispositions of shares.

Passive foreign investment company considerations
In general, a foreign corporation becomes a passive foreign investment company (PFIC) if either 75% of its gross income for a year is “passive income” or 50% of its assets during the year produce or are held for the production of “passive income”. Based on the manner in which the company has historically operated its business, the company does not believe that it is a PFIC for US Federal income tax purposes. However, the company can give no assurances that it will not at some time in the future become a PFIC. If the company were classified as a PFIC for any taxable year during which a US holder held an ADS or ordinary share, certain adverse tax consequences could apply to the US holder. A prospective purchaser of the company’s ADSs should consult with its tax advisor regarding the application of the PFIC rules to its ownership of an ADS or ordinary share.

US information reporting and backup withholding
Generally, the amount of dividends paid to US holders of ADSs, the name and address of the recipient and the amount, if any, of tax withheld must be reported annually to the IRS. A similar report is sent to the US holder.

A holder of ordinary shares or ADSs may be subject to US backup withholding tax, unless such holder:

•	is a corporation or other exempt recipient and, if required, demonstrates its status as such, or
•	provides a US taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Holders who fail to furnish certain identifying information under the US information reporting rules will be subject to backup withholding. Amounts withheld from payments will be allowed as a credit against such US holder’s US Federal income tax liability.

The backup withholding is currently 28% but this rate is subject to change.

Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of US persons and on the appropriate IRS Form W-8 in the case of non-US persons. Holders of ordinary shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules, including the finalised Treasury regulations.

United States gift and estate tax
An individual US holder will be subject to US gift and estate taxes with respect to the ADSs in the same manner and to the same extent as with respect to other types of personal property.

2005 Annual Report and Form 20-F	207

Back to Contents

208	2005 Annual Report and Form 20-F

Back to Contents
Chapter 15

INVESTOR

RELATIONS

2005 Annual Report and Form 20-F	209

Back to Contents
Chapter 15	Investor relations

FURTHER INFORMATION FOR SHAREHOLDERS

GENERAL
We adhere to the principle that we must explain business developments and financial results to investors. Our chief financial officer has the principle responsibility for investor relations with the active involvement of our chief executive officer. Our investor relations department organises presentations for analysts and institutional investors, which can be viewed on our website.

Our policy is to provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the share price. The contacts between the Board of Management on the one hand and press and analysts on the other must be carefully handled and structured, and the company must not engage in any acts that compromise the independence of analysts in relation to the company and vice versa. Briefings on quarterly results are given either via group meetings or teleconference and are both accessible by telephone or via our website. Briefings are similarly given to update the market between each quarterly announcement. We may hold briefing meetings with institutional shareholders to ensure that the investing community receives a balanced and complete view of the company’s performance and the issues faced by the business. These meetings generally occur after publication of our second and fourth quarter results, but also happen during other periods of the year, for example during broker conferences. We communicate with our shareholders through the annual general meeting of shareholders, newsletters and our website. Meetings of analysts can by way of webcasting at all times be reviewed by shareholders. Our website provides all relevant information with regard to dates of analyst meetings and procedures concerning webcasting. Our central officer is responsible for monitoring this process and the meetings. Analysts’ reports and valuations shall not be assessed, commented upon or corrected other than factually, by the company in advance of publication. For further information visit our website at group.tnt.com.

We do not pay any fee(s) to parties for the carrying out of research for analysts’ reports or for the production or publication of analysts’ reports with the exception of credit rating agencies.

Analysts meetings, presentations to institutional or other investors shall not take place during the “closed period”. The closed period runs from the end of the financial quarter until publication of a quarterly, halfyear or fullyear report.

Our Board of Management has adopted investor relations and media guidelines with which all Board of Management members must at all times abide unless explicitly exempted by the chief executive officer.

Our contacts with the capital market must be dealt with by the members of the Board of Management and our investor relations professionals.

Our website provides all information that is required to be published. Our website will also give access to shareholders’ circulars required for any approvals sought from the general meeting of shareholders. We commit in this respect to shareholders’ circulars that in form and substance will be similar to the standard that applies to similar instruments issued by FTSE 100 companies.

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

On 20 February 2006 we announced our intention to end our listing on the London Stock Exchange and the Frankfurt Stock Exchange in the first half of 2006.

The principal market for trading in our ordinary shares is Euronext Amsterdam. TNT is included in the AEX index, which consists of the top 25 companies in the Netherlands, ranked on the basis of their turnover in the stock market and free float. We have an unrestricted sponsored American Depositary Receipt (ADR) facility with Citibank N.A. as depositary. The ADRs evidence American Depositary Shares (ADSs), which represent the right to receive one ordinary share. The ADSs trade on the New York Stock Exchange under the symbol “TP”.

210	2005 Annual Report and Form 20-F

Back to Contents
Investor relations	Chapter 15

The following tables set forth the high and low closing prices for our ordinary shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange for the periods indicated:
	Euronext (in €)		NYSE (in US$)

	High	Low	High	Low

2001	28.29	16.46	26.50	16.25

2002	25.08	14.98	22.72	15.30

2003	19.34	11.71	23.59	13.10

2004	20.15	16.22	27.25	19.79

2005	26.40	19.40	31.28	23.60

2003

1st Quarter	16.00	11.71	17.00	13.10

2nd Quarter	15.74	13.53	18.65	15.10

3rd Quarter	17.62	14.83	20.08	17.13

4th Quarter	19.34	16.11	23.59	19.14

2004

1st Quarter	19.34	16.22	24.30	19.79

2nd Quarter	18.95	17.12	23.08	20.86

3rd Quarter	19.80	17.74	24.50	21.50

4th Quarter	20.15	18.65	27.25	23.83

2005

1st Quarter	22.45	19.65	29.93	25.47

2nd Quarter	22.55	20.32	29.03	24.92

3rd Quarter	21.94	19.91	27.29	24.05

4th Quarter	26.40	19.40	31.28	23.60

	Euronext (in €)		NYSE (in US$)

	High	Low	High	Low

2005

July	20.95	20.49	25.47	24.69

August	21.94	20.77	27.29	25.62

September	21.43	19.91	26.63	24.05

October	20.82	19.40	24.98	23.60

November	23.25	19.90	27.33	23.90

December	26.40	23.50	31.28	27.54

2006

January	27.41	26.30	33.69	31.59

February (through 22 February 2006)	28.47	26.90	33.87	32.13

2005 Annual Report and Form 20-F	211

Back to Contents
Chapter 15	Investor relations

Average daily volume (in shares) in 2005 was as follows:

Volumes	2005	2004

1st Quarter	1,491,962	1,654,655

2nd Quarter	1,579,483	1,492,099

3rd Quarter	2,491,056	1,491,089

4th Quarter	2,486,541	1,559,948

The highest quotation during the year was € 26.40 on 30 December 2005 and the lowest € 19.40 on 19 October 2005. A total of approximately 20.5 million shares in the form of American Depositary Shares (ADSs) were traded on the New York Stock Exchange, compared with approximately 5.4 million in 2004.

Since 4 January 1999, our ordinary shares have traded on Euronext Amsterdam in euro. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar-equivalent of the euro price of our ordinary shares on Euronext Amsterdam and, as a result, will affect the market price of our ADSs in the United States. See chapter 10.

The following tables set forth the noon buying rates in the City of New York for cable transfers as certified by the Federal Reserve Bank of New York for the euro.

Exchange rates
US$ per €1	High	Low	Average rate [1]

2001	0.9535	0.8370	0.8955

2002	1.0485	0.8594	0.9451

2003	1.2597	1.0361	1.1411

2004	1.3625	1.1801	1.2478

2005	1.3476	1.1667	1.2400

1 Average of the noon buying rates on the last day of each month during the year.

US$ per €1	High	Low

2005

July	1.2200	1.1917

August	1.2434	1.2147

September	1.2538	1.2011

October	1.2148	1.1940

November	1.2067	1.1667

December	1.2041	1.1699

2006

January	1.2287	1.1980

February (through 22 February 2006)	1.2091	1.1889

SHARE PERFORMANCE

	2005	2004

Stock price (in €)

High	26.40	20.15

Low	19.40	16.22

Close	26.40	19.98

Earnings per outstanding share (in € cents)	145.0	158.9

Dividend in (€ cents)	63.0	57.0
Dividend pay-out ratio (as a %)	43.4	35.9

Dividend yield (based on closing rate for the year)	2.39	2.85

P/E Ratio	18.21	12.57

Number of issued ordinary shares	479,999,999	480,259,522

Stock market capitalisation (in € billions)	12,672	9,596

Our relative performance to the Euronext Amsterdam (AEX) at closing prices during 2005 (AEX index rebased to our company):

Our relative performance to the Euronext Amsterdam (AEX) at closing prices since listing in 1998 (AEX index rebased to our company):

Our ordinary shares are held worldwide in the form of bearer shares, non-ADS registered shares and ADSs. Outside the United States, ordinary shares are held primarily in bearer form. In the United States, ordinary shares are held primarily in the form of ADSs. Only bearer shares are traded on

212	2005 Annual Report and Form 20-F

Back to Contents

Investor relations	Chapter 15

Euronext Amsterdam and the other European exchanges on which our ordinary shares are listed. Only ADSs are traded on the New York Stock Exchange.

Estimated shareholdings as percentage of total shares outstanding (excluding treasury shares) per 31 December 2005 are:

The following table indicates the form in which the ordinary shares were held as at 22 February 2006:

Form	Number of shares	Percentage of outstanding ordinary shares

Bearer shares	385,065,260	80.22%

Non-ADS registered shares	89,117,244	18.57%

ADSs[1]	5,817,496	1.21%

1		Held by approximately 55 holders of record. Since some shares are held by brokers and other nominees for their clients, this number may not be representative of the actual number of ordinary shares held by US residents or of the actual number of US resident beneficial holders of ordinary shares.

In 2005, 518.7 million TNT shares were traded on the Euronext Amsterdam market (2004: 398.7 million).

PEER GROUP COMPARISON
For comparative reasons, our company has defined a peer group of publicly listed companies with activities in the same industries in which TNT is active. This peer group consists of the Germany-based company Deutsche Post, with activities in mail, express and logistics and the UK-based company Exel, having activities in the field of logistics. On 12 December 2005, Exel was delisted as a result of a takeover by Deutsche Post. Other peers include Swiss based Kuehne & Nagel International AG, active in freight management and logistics, as well as the two United States-based express carriers FedEx and United Parcels Services. For this peer group, the comparative performance in terms of total shareholder returns in 2005 is charted below.

DIVIDEND TNT (IN € CENTS)
We try to meet shareholders’ return requirements through dividends and growth in value of our shares. TNT annually pays interim and final dividends in cash. TNT pays cash dividends in euro. Exchange rate movements will affect the amounts received by ADS holders on conversion by the depositary of such cash dividends.

SHARE BUY BACK PROGRAMME
In addition to returning cash to our shareholders through dividends, we may repurchase our own shares. On 6 December 2005, we announced the start of a €1 billion share buy back programme. See chapter 14, page 193.

2005 Annual Report and Form 20-F	213

Back to Contents
Chapter 15	Investor relations

FINANCIAL CALENDAR FOR 2006

27 February	Announcement of 2005 fourth quarter and
full year results
TNT extraordinary general meeting of shareholders
20 April	TNT annual general meeting of shareholders
24 April	Final ex-dividend listing (payment one week
later: 1 May 2006)
3 May	Publication of 2006 first quarter results
31 July	Publication of 2006 half year results
30 October	Publication of 2006 third quarter results

DOCUMENTS ON DISPLAY
Securities and Exchange Commission
We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may examine the reports and other information filed by us, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov. Our ADSs are traded on the New York Stock Exchange, and these materials are available for inspection and copying at their offices at 20 Broad Street, New York, New York, 10005.

This annual report on Form 20-F is our annual report for purposes of compliance with our New York Stock Exchange obligations to provide an annual report.

Publications
Share is a Dutch-language quarterly magazine distributed to 14,000 individual shareholders and other interested readers in the Netherlands. This magazine and other publications can also be viewed and ordered through our website.

Websites
For the latest and archived press releases, corporate presentations and speeches, current share price and other company information such as our online annual report and interim reports, please visit our corporate website at group.tnt.com.

We also invite you to visit the sites of our two main trading brands: www.tnt.com, www.tpgpost.nl. The information on these websites do not form part of this annual report.

TNT INVESTOR RELATIONS
Through our investor relations activities, we aim to provide shareholders with accurate and timely information. We proactively and openly communicate with institutions and private investors and with intermediary groups such as analysts and financial journalists.

In addition to the quarterly, half-yearly and yearly result presentations, we maintain regular contacts with financial analysts and retail and institutional investors through meetings, roadshows, conference calls and company visits. In 2005, we visited investors in major financial cities in Europe and the United States.

The annual report on Form 20-F is filed electronically with the SEC.

Mailing address
TNT Investor Relations
P.O. Box 13000
1100 KG Amsterdam
The Netherlands

Visiting address
Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

Telephone	+31 20 500 6455
Fax	+31 20 500 7515
E-mail	investorrelations@tnt.com
Internet site	group.tnt.com

214	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	215

Back to Contents
Chapter 16

CROSS

REFERENCE

TABLE TO

FORM 20-F

216	2005 Annual Report and Form 20-F

Back to Contents
Cross reference table to Form 20-F	Chapter 16

Item	Required item in Form 20-F		Page number

PART I

1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		N/A

2	OFFER STATISTICS AND EXPECTED TIMETABLE		N/A

3	KEY INFORMATION
	3A	SELECTED FINANCIAL DATA	4-6, 212
	3B	CAPITALISATION AND INDEBTEDNESS	N/A
	3C	REASONS FOR THE OFFER AND USE OF PROCEEDS	N/A
	3D	RISK FACTORS	84-91

4	INFORMATION ON THE COMPANY
	4A	HISTORY AND DEVELOPMENT OF THE COMPANY	18-20, 96-98
	4B	BUSINESS OVERVIEW	18-20, 28-34, 39-44, 50, 187-190
	4C	ORGANISATIONAL STRUCTURE	18-20, 28-34, 39-44, 50, 199
	4D	PROPERTY, PLANTS AND EQUIPMENT	41, 164-165, 199-200

5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5A	OPERATING RESULTS	20-25, 34-36, 50-53
	5B	LIQUIDITY AND CAPITAL RESOURCES	98-100
	5C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES	N/A
	5D	TREND INFORMATION	18-25, 28-36, 39-47, 50-53
	5E	OFF-BALANCE SHEET ARRANGEMENTS	99
	5F	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	100, 158-159
	5G	SAFE HARBOUR	84

6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6A	DIRECTORS AND SENIOR MANAGEMENT	61-62, 65-66
	6B	COMPENSATION	78-81, 137-140, 143-152
	6C	BOARD PRACTICES	61, 63-64, 78, 81
	6D	EMPLOYEES	144, 165, 200-201
	6E	SHARE OWNERSHIP	62, 65-66, 143-152

7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7A	MAJOR SHAREHOLDERS	162, 194, 213
	7B	RELATED PARTY TRANSACTIONS	81, 102, 162, 179, 194
	7C	INTERESTS OF EXPERTS AND COUNSEL	N/A

8	FINANCIAL INFORMATION
	8A	CONSOLIDATED STATEMENTS AND OTHER
		FINANCIAL INFORMATION	110-190, 196
	8B	SIGNIFICANT CHANGES	N/A

2005 Annual Report and Form 20-F	217

Back to Contents
Chapter 16	Cross reference table to Form 20-F

9	THE OFFER AND LISTING
	9A	OFFER AND LISTING DETAILS	210-212
	9B	PLAN OF DISTRIBUTION	N/A
	9C	MARKETS	210
	9D	SELLING SHAREHOLDERS	N/A
	9E	DILUTION	N/A
	9F	EXPENSES OF THE ISSUE	N/A

10	ADDITIONAL INFORMATION
	10A	SHARE CAPITAL	193
	10B	MEMORANDUM AND ARTICLES OF ASSOCIATION	194-199
	10C	MATERIAL CONTRACTS	199
	10D	EXCHANGE CONTROLS	199
	10E	TAXATION	201-207
	10F	DIVIDENDS AND PAYING AGENTS	N/A
	10G	STATEMENT BY EXPERTS	N/A
	10H	DOCUMENTS ON DISPLAY	214
	10I	SUBSIDIARY INFORMATION	N/A

11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		107

12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		N/A

PART II

13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		N/A

14	MATERIAL MODIFICATIONS TO THE RIGHTS OF
	SECURITY HOLDERS AND USE OF PROCEEDS		N/A

15	CONTROLS AND PROCEDURES		68-69

16A	AUDIT COMMITTEE FINANCIAL EXPERT		64
16B	CODE OF ETHICS		70, 73-74
16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES		70, 152-153
16D	EXEMPTIONS FROM THE LISTING STANDARDS
	FOR AUDIT COMMITTEES		67
16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER
	AND AFFILIATED PURCHASERS		193-194

PART III

17	FINANCIAL STATEMENTS		N/A

18	FINANCIAL STATEMENTS		110-184

19	EXHIBITS		Filed with the SEC

218	2005 Annual Report and Form 20-F

Back to Contents

2005 Annual Report and Form 20-F	219

Back to Contents

220	2005 Annual Report and Form 20-F

Back to Contents

Item 19: EXHIBITS

1.1	Articles of Association of TNT N.V., as amended (English translation).

2.1	Deposit Agreement dated 15 June 1998, among TNT Post Group N.V., Citibank N.A., as Depositary, and all registered holders and beneficial owners from time to time of ADRs.[1]

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Fiscal Agency Agreement dated 29 November 2001, between TPG N.V. and ING Bank N.V., as
Fiscal Agent and Paying Agent.[2]

4.1	Letter Agreement dated 23 June 1998, between the State of the Netherlands and TNT Post Group N.V.
(English translation).[3]

4.2	Letter Agreement dated 9 March 2001, between TNT Post Group N.V. and the State Secretary of Transport,
Public Works and Water Management, on behalf of the State of the Netherlands (English translation).[4]

4.3	Employment Agreement of M.P. Bakker.[5]

4.4	Employment Agreement of J.G. Haars.[6]

4.5	Employment Agreement of H.M. Koorstra.[7]

4.6	Employment Agreement of D.G. Kulik.

4.7	Employment Agreement of M.C. Lombard.

4.8	Participation Agreement dated 20 December 2002 between TNT Post Groep N.V. and the Stichting
Pensioenfonds TNT Post Groep (English summary of Dutch agreement).[8]

4.9	Fiat Spare Parts Renewal agreement dated 19 February 2004 between TNT Automotive Logistics S.p.A and
Fiat Auto S.p.A. (English translation of Italian agreement)/.[9]

8.1	Significant subsidiaries (see chapter 14 – “Additional information”).

11.1	Code of ethics for senior financial officers (see “TNT Business Principles”, chapter 8 –
“Business Principles and social responsibility”).

12.1	Certification by Chief Executive Officer pursuant Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

[1] Incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on 13 March 2001.
[2] Incorporated by reference to Exhibit 2.3 to our annual report on Form 20-F filed with the SEC on 4 March 2002.
[3] Incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F filed with the SEC on 13 March 2001.
[4] Incorporated by reference to our Form 6-K furnished to the SEC on 15 March 2001.
[5] Incorporated by reference to Exhibit 4.3 to our annual report on Form 20-F filed with the SEC on 31 March 2004.
[6] Incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F filed with the SEC on 31 March 2001.
[7] Incorporated by reference to Exhibit 4.3 to the amendment to our annual report on Form 20-F filed with the SEC on 1 July 2002.
[8] Incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F filed with the SEC on 21 February 2003.
[9] Incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F filed with the SEC on 31 March 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this annual report on its behalf.

TNT N.V.

By: /s/ M.P. Bakker

Name: M.P. Bakker
Title: Chairman of the Board of Management and CEO

Date: 1 March 2006

Back to Contents

Exhibit 1.1

ARTICLES OF ASSOCIATION of

TNT N.V.,

(formerly named: TPG N.V.) having its official seat in Amsterdam.

11 April 2005

Office translation of the complete text of the Articles of Association of TNT N.V. (formerly named: TPG N.V.), having its official seat in Amsterdam, as they read after the deed of amendment executed on 11 April 2005 before G.W.Ch. Visser, civil law notary in Amsterdam, in respect of which a ministerial Statement of No objections was granted on 9 April 2005, under number NV 617722.

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

Back to Contents

CHAPTER I
Definitions.
Article 1.

In these articles of association the following terms shall have the meanings as assigned below:

a.	general meeting: the body formed by shareholders with voting rights and others holding voting rights;
b.	general meeting of shareholders: the meeting of shareholders and other persons entitled to attend meetings;
c.	depositary receipts: depositary receipts for shares in the company;
d.	distributable part of the shareholders' equity: that part of the shareholders' equity which exceeds the paid and called capital plus the reserves which are required to be held by law;
e.	auditor: a "registeraccountant" or other auditor referred to in section 393 of Book 2 of the Netherlands Civil Code or an organisation in which such auditors work together;
f.	the annual meeting: the general meeting of shareholders convened to consider the financial statements and annual report;
g.	subsidiary:
-	a legal entity in which the company or one or more of its subsidiaries, pursuant to an agreement with other persons entitled to vote or otherwise, can exercise, solely or jointly, more than one-half of thevoting rights at the general meeting of members or shareholders of that legal entity;
-	a legal entity of which the company or one or more of its subsidiaries is a member or shareholder and, pursuant to an agreement with other persons entitled to vote or otherwise, can appoint or dismiss, solely or jointly, more than one-half of the members of the Board of Management or the Supervisory Board, if all persons entitled to vote were to cast their vote;
all this subject to the provisions of paragraphs 3 and 4 of section 24a of Book 2 of the Netherlands Civil Code.
A company operating under its own name, for the debts of which the company or one or more subsidiaries is fully liable as a partner towards its creditors, shall be treated as a subsidiary;
h.	group company: a legal entity or company within the meaning of section 24b of Book 2 of the Netherlands Civil Code which is united with the company in one group;
i.	dependent company:
-	a legal person to which the company or one or more dependent companies, solely or jointly and for its or their own account, contribute(s) at least one-half of the issued capital;

Back to Contents

-	a partnership, a (business) undertaking of which has been registered in the commercial register and for which the company or a dependent company is fully liable as a partner towards third parties for all liabilities;
j.	Official Price List: the Official Price List of Euronext Amsterdam N.V. or an official publication replacing it;
k.	Rules relating to Securities (Fondsenreglement): the Rules relating to Securities on the stock exchange maintained by Euronext Amsterdam N.V.;
l.	Necigef: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.: the Netherlands central securities depository (centraal instituut) as referred to in the Securities Bank Giro Transfer Act (Wet giraal effectenverkeer) (Euroclear Netherlands);
m.	Necigef-beneficiary: in respect of ordinary shares, a participant (deelgenoot) in the collective deposit (verzameldepot) of ordinary shares of a Necigef-participant, all within the meaning of the Securities Bank Giro Transfer Act;
n.	Necigef-participant: an institution which is an associated institution (aangesloten instelling) within the meaning of the Securities Bank Giro Transfer Act;
o.	Necigef Global Certificate: the one single share certificate representing all bearer ordinary shares in issue from time to time referred to in article 6, paragraph 2, of these articles of association.

CHAPTER II
Name, registered office, structure and object.
Article 2. Name and seat.

1	.	The name of the company is: TNT N.V.
2	.	The company has its registered office in Amsterdam.

Article 3. Structure.
The company is a 'large company'. The sections 158 to 164 inclusive of Book 2 of the Netherlands Civil Code shall be applicable. Pursuant to the Enabling Act Koninklijke PTT Nederland N.V. (Machtigingswet Koninklijke PTT Nederland N.V.) as lastly amended by law of 1 November 2001 (Wijziging van de Machtigingswet Koninklijke PTT Nederland N.V. in verband met het opheffen van de uitzonderingen die voor Koninklijke KPN Nederland N.V. gelden ten aanzien van de in Boek 2 van het Burgerlijk Wetboek opgenomen regeling voor grote vennootschappen, Statute Book (Staatsblad) 2001, 560), the exceptions pursuant to the sections 153 paragraph 3 and 155 of Book 2 of the Netherlands Civil Code do not apply to it.

Article 4. Object.
The objects of the company are:

a.	to participate in and to manage other enterprises and companies, among such, companies that operate in the field of the transportation, distribution and delivery of letters, messages, parcels and goods, as well as the storing,

Back to Contents

converting and transmitting of information, to manage and dispose of information, the providing of logistic services and the providing of money transactions;
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

CHAPTER III
Capital and shares. Registers.
Article 5. Authorised capital. Classes of shares.

1.	The authorised capital amounts to one billion one hundred fifty-two million euros (EUR 1,152,000,000).
2.	The authorised capital is divided into two billion four hundred million (2,400,000,000) shares of forty-eight eurocents (EUR 0.48) each, namely:
a.	1,200,000,000	one billion two hundred million ordinary shares;
b.	1	one special share;
c.	1,199,999,999	one billion one hundred ninety-nine million nine hundred ninety-nine thousand nine hundred ninety-nine preference shares B.
3.	The ordinary shares may, at the choice of the shareholder, be registered shares or bearer shares. The special share and the preference shares B shall be registered shares.
4.	Where the terms "shares" and "shareholders" are used in these articles of association they shall, unless the context indicates otherwise, be taken to mean all classes of shares referred to in paragraph 2 and their holders.

Article 6. Bearer ordinary shares: Necigef Global Certificate.

1.	On the occasion of the issuance of ordinary shares any person entitled to receive such share may submit a written request to the company for a registered ordinary share. Without such request, the person entitled to such share shall obtain a bearer ordinary share in conformity with the provisions of this article 6.
2.	All bearer ordinary shares in issue from time to time shall be represented by one single share certificate (the "Necigef Global Certificate").
3.	The company shall have the Necigef Global Certificate kept in safe custody by Necigef for the benefit of the Necigef-beneficiaries.
4.	The company shall confer a right to a bearer ordinary share on a person by (i) having Necigef enable the company to add an ordinary share to the Necigef Global Certificate, and (ii) by the entitled person designating a Necigef-participant that will accordingly credit him as Necigef-beneficiary

Back to Contents

in this Necigef-participant's collective deposit of ordinary shares in the company.
5.	Without prejudice to the provisions in article 44, paragraph 4, of these articles of association, Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending cooperation in the crediting and debiting of the Necigef Global Certificate.
6.	No individual bearer ordinary share shall be handed over.
7.	A Necigef-beneficiary may at any time require the conversion of one or more bearer ordinary shares up to the maximum number he is entitled to into registered ordinary shares. Such conversion of one or more ordinary shares is only allowed to the maximum number for which he is Necigef-participant and shall require (i) the transfer by deed of the shares concerned by Necigef to the Necigef-beneficiary, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares debited from the Necigef Global Certificate, (iv) the Necigef-participant concerned debiting the Necigef-beneficiary accordingly as a participant in its collective deposit of ordinary shares in the company and (v) the company effecting the entry of the Necigef-beneficiary's name in the company's register of shareholders as holder of the registered ordinary shares concerned.
8.	A holder of registered ordinary shares may at any time require the conversion of such ordinary shares into bearer ordinary shares. Conversion of one or more registered ordinary shares shall require (i) the transfer by deed of the shares concerned by the shareholder to Necigef, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares credited to the Necigef Global Certificate, (iv) the Necigef-participant crediting the shareholder accordingly as Necigef-beneficiary in its collective deposit of ordinary shares in the Company, and (v) the company effecting the deletion of the shareholder's name as holder of the shares concerned in the company's register of shareholders.
9.	For the purpose of application of the provisions of these articles of association, shareholders shall be understood to include Necigef-beneficiaries.
10.	In the event of the damage, destruction or loss of share certificates, the Board of Management may issue duplicates. The issue of a duplicate shall render the original document worthless vis-à-vis the company. The new document shall clearly state that it is a duplicate.

Article 7.
Has been cancelled.

Back to Contents

Article 8.
Has been cancelled.

Article 9.
Has been cancelled.

Article 10. Depositary receipts for shares.

1.	.The company may cooperate towards the issue of depositary receipts for its shares.
2.	If such an issue has been effected, the holders of the depositary receipts shall have the rights conferred by law upon the holders of depositary receipts, among which:
	a.	the right to attend and to address the general meeting of shareholders, to which article 44 is also applicable;
	b.	the right to take note of documents that are available for inspection by shareholders as referred to in the sections 102, 103 and 394 of Book 2 of the Netherlands Civil Code.

Article 11. Registers for shareholders.

1.	No share certificates shall be issued for the ordinary registered shares, for the special share and for the preference shares B.
2.	The Board of Management shall keep a register in which are entered the names and addresses of all holders of the special share and the ordinary registered shares, indicating the class of shares.
3.	The Board of Management shall also keep a separate register in which are entered the names and addresses of all holders of preference shares B.
4.	Each holder of one or more registered shares and each person holding a right of usufruct or pledge on one or more of such shares is obliged to notify the company in writing of his address.
5.	All entries and notes in a register shall be signed by a member of the Board of Management and by a member of the Supervisory Board, or by a person authorised thereto by the Board of Management with the approval of the Supervisory Board.
6.	Section 85 of Book 2 of the Netherlands Civil Code shall also be applicable to the registers.
7.	Extracts from a register shall be non-negotiable.

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

Back to Contents

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

Back to Contents

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
9.	Section 96 of Book 2 of the Netherlands Civil Code shall also be applicable to the issue of shares and the granting of rights to subscribe to shares.

Article 13. Share issue terms. Pre-emptive right.

1.	The price and other terms of issue shall be determined at the time of the resolution to issue shares. Save as provided in section 80, paragraph 2 of Book 2 of the Netherlands Civil Code, the issue price shall not be less than par.
2.	Each holder of ordinary shares shall have a pre-emptive right to any issue of ordinary shares pursuant to the provisions of section 96a of Book 2 of the Netherlands Civil Code. The same shall apply to the granting of rights to subscribe to ordinary shares.
3.	The pre-emptive right may be restricted or excluded by a resolution of the Board of Management. The resolution shall be subject to the approval of the Supervisory Board and the holder of the special share. The authority vested in the Board of Management shall terminate on the date of termination of the authority of the Board of Management to issue shares. Paragraphs 1 to 4 inclusive of article 12 shall be applicable mutatis mutandis.
4.	Sections 96a and 97 of Book 2 of the Netherlands Civil Code shall also be applicable to the issue terms and the pre-emptive right, respectively.

Article 14. Paying up on shares.

1.	On subscription to each ordinary share and the special share, payment must be made of its nominal value and, if an ordinary share is subscribed to at a higher amount, the difference between such amounts, without prejudice to the provisions of section 80, paragraph 2 of Book 2 of the Netherlands Civil Code.
2.	On subscription to each preference share B, paying up must be made of at least one-quarter of its nominal value.
3.	Further paying up on preference shares B shall not be made until a call for such paying up is made by the company. Calls for further paying up shall be made pursuant to a resolution of the Board of Management. The resolution is subject to the approval of the Supervisory Board.
4.	Paying up on preference shares B and on the special share may be made

Back to Contents

only in cash. Paying up on ordinary shares must be made in cash, insofar as another form of contribution has not been agreed to.
5.	The Board of Management shall be authorised, without the prior approval of the general meeting, to perform legal acts relating to non-cash contributions for ordinary shares and the other legal acts referred to in section 94 of Book 2 of the Netherlands Civil Code.
6.	Sections 80, 80a, 80b and 94b of Book 2 of the Netherlands Civil Code shall also be applicable to payment on shares and non-cash contributions, respectively.

CHAPTER V
Shares in the company's own capital and depositary receipts therefor.
Article 15. Acquisition.

1.	The company may acquire fully paid up shares in its own capital or depositary receipts therefor, but may only do so for no consideration or if:
a.	the distributable part of the shareholders' equity is at least equal to the purchase price, and
b.	the nominal value of the shares in its capital or depositary receipts therefor which the company acquires, holds or holds as pledgee or which are held by a subsidiary company does not exceed one-tenth of the issued capital.
2.	The company may acquire shares in its own capital or depositary receipts therefor for the purpose of transferring the same to employees of the company or of a group company under a scheme applicable to such employees.
3.	Shares in the company's own capital shall be acquired or disposed of pursuant to a resolution of the Board of Management.
A resolution to acquire or dispose of shares in its own capital amounting to more than one per cent (1%) of the issued capital of ordinary shares shall be without subject to the approval of the holder of the special share; all prejudice to the provisions of article 25 paragraph 2 under A.a and section 98, paragraph 4 of the Netherlands Civil Code.
4.	Sections 24d, 89a, 95, 98, 98a, 98b, 98c, 98d and section 118, paragraph 7 of Book 2 of the Netherlands Civil Code shall also be applicable to shares in the company's own capital or depositary receipts therefor.

CHAPTER VI
Reduction of capital.
Article 16.

1.	The general meeting may, but only on a proposal of the Board of Management with the approval of the Supervisory Board, resolve to reduce the issued capital:
a.	by a cancellation of shares; or
b.	by a reduction of the nominal amount of the shares by amendment of

Back to Contents

the articles of association.
2.	A resolution to cancel may only relate to:
	a.	shares held by the company itself or for which it holds the depositary receipts; or
	b.	all preference shares B, all ordinary shares or the special share, in all cases with repayment.
3.	A resolution to cancel the special share shall only be adopted with the prior approval of the holder of the special share.
4.	Any partial repayment on shares or release from the obligation to pay up shall only be permitted in order to implement a resolution to reduce the nominal amount of the shares. Such a repayment or release must be made:
a.	in respect of all shares; or
b.	in respect of all preference shares B or all ordinary shares.
5.	The provisions of sections 99 and 100 of Book 2 of the Netherlands Civil Code shall also be applicable to the reduction of capital.

CHAPTER VII
Transfer of the special share. Transfer of the registered shares. Restricted rights.
Article 17. Transfer of the special share.

1.	The special share can be transferred to the company.
2.	Any transfer other than that to the company can only be effected with the approval of the Board of Management and the Supervisory Board.
3.	The transfer must take place within three months after the approval has been granted. The approval shall be deemed to have been granted if the Board of Management and the Supervisory Board, having informed the applicant of the refusal of the request, do not simultaneously inform the applicant of one or more prospective buyers who are prepared to purchase the special share against payment in cash. The company itself can be designated as a prospective buyer.
4.	The transfer of the special share to the company or to another prospective buyer as referred to in paragraph 3 shall take place against a purchase price that equals the nominal value of the special share.
5.	If the special share is transferred without the approval of the Board of Management and the Supervisory Board, the rights granted to the holder of the special share as such in the articles of association shall terminate.

Article 18. Transfer of registered shares. Restricted rights.

1.	A transfer of a registered share or of a restricted right thereto shall require adeed of transfer drawn up for that purpose and, save when the company itself is a party to the legal act, acknowledgement in writing by the company of the transfer.
Acknowledgement must be given in the instrument or by a dated statement embodying such acknowledgement on the instrument or on a copy or extract thereof duly authenticated by a civil-law notary or by the transferor. Service

Back to Contents

of such instrument, copy or extract on the company shall be deemed as acknowledgement. If the transfer relates to preference shares B which have not been paid up in full, the acknowledgement may be given only if the instrument of transfer bears an officially recorded or otherwise fixed date.
2.	A pledge may be also established on a share without acknowledgement by the company or service of an instrument on the company. In such cases, section 239 of Book 3 of the Netherlands Civil Code shall be applicable mutatis mutandis whereby acknowledgement by the company or service of an instrument on the company shall replace the notification referred to in paragraph 3 of that section.
3.	The acknowledgement shall be signed with due observance of the provisions on representation of article 24.

Article 19. Usufruct. Pledge.

1.	The shareholder shall have the right to vote on shares subject to a usufruct or pledge. The usufructuary or the pledgee shall, however, have the right to vote if so provided upon the establishment of the usufruct or pledge. A shareholder without the right to vote and a usufructuary or a pledgee with the right to vote shall have the rights conferred by law upon the holders of depositary receipts issued for shares with the cooperation of a company. A usufructuary or pledgee without the right to vote shall not have the rights referred to in the preceding sentence.
2.	The shareholder shall have the rights attaching to the share on which a usufruct has been established with respect to the acquisition of shares, provided that he shall compensate the usufructuary for the value of these rights to the extent that the latter is entitled thereto under his right of usufruct.

CHAPTER VIII
Management.
Article 20. Board of Management.

1.	The management of the company shall be formedbya Board of Management consisting of a number of members to be determined by the Supervisory Board at three or more members.
2.	The Supervisory Board shall appoint a chairman from among the members of the Board of Management.

Article 21. Appointment, suspension and dismissal.

1.	The Supervisory Board shall appoint the members of the Board of Management. It shall notify the general meeting of an intended appointment.
2.	The Supervisory Board shall not dismiss a member of the Board of Management until the general meeting has been consulted on the intended dismissal. The Supervisory Board shall permit the member of the Board of Management who it intends to dismiss, to be heard before the general

Back to Contents

meeting regarding the intended dismissal.
3.	The Supervisory Board can suspenda member of the Board of Management.
4.	A suspension may be extended on one or more occasions, but is not to last for a total of more than three months. If no decision has been made to set aside the suspension or dismiss such member by the end of that period the suspension shall be set aside.
5.	Section 158, paragraph 10 of Book 2 of the Netherlands Civil Code shall also apply to the appointment and dismissal of the members of the Board of Management.

Article 22. Remuneration.

1.	The company has a policy on the remuneration of the Board of Management. The policy shall be proposed by the Supervisory Board and adopted by the general meeting. The policy on remuneration shall in any case include the subjects referred to in sections 383c, 383d and 383e of Book 2 of the Netherlands Civil Code insofar as they regard issues related to the Board of Management.
2.	The remuneration and further terms of employment of the Board of Management shall be determined by the Supervisory Board, with due observance of the policy referred to in paragraph 1.
3.	If the remuneration of the Board of Management also consists of schemes under which shares or rights to subscribe for shares are granted, the Supervisory Board shall submit a proposal in respect of these schemes to the general meeting for approval. The proposal must as a minimum state the number of shares or rights to subscribe for shares that can be granted to the Board of Management and the conditions for the granting and amending thereof.

Article 23. Management duties. Decision-making. Allocation of tasks.

1.	Subject to the restrictions imposed by the articles of association, the Board of Management shall be charged with the management of the company.
2.	The Board of Management shall resolve with an absolute voting majority. Inthe event the votes are equally divided, the chairman of the Board ofManagement shall have a casting vote.
3.	The Board of Management shall draw up by-laws containing further regulations on the procedure of holding meetings and decision-making by the Board of Management, and its operating procedures. Such by-laws shall require the approval of the Supervisory Board.
4.	In allocating its duties, the Board of Management may determine the tasks for which each member of the Board of Management bears special responsibility. The allocation of tasks shall require the approval of the Supervisory Board.

Article 24. Representation.

Back to Contents

1.	The Board of Management represents the company. Representative authority shall also vest in:
a.	the chairman of the Board of Management, or
b.	two other members of the Board of Management, acting jointly.
2.	The Board of Management may appoint officers with general or restricted power to represent the company. Any such appointment may be withdrawn at any time. All such officers shall represent the company with due observance of the restrictions imposed on their powers. Their titles shall be determined by the Board of Management.
3.	In the event of a conflict of interest between the company and a member of the Board of Management, the company shall be represented by a member of the Board of Management or a member of the Supervisory Board appointed by the Supervisory Board for this purpose.

Article 25. Approval of resolutions of the Board of Management.

1.	Resolutions of the Board of Management entailing a significant change in the identity or character of the company or its business are subject to the approval of the general meeting, including in any case:
a.	the transfer of (nearly) the entire business of the company to a third party;
b.	entering into or breaking off long-term co-operation of the company or a subsidiary with an other legal entity or company or as fully liable partner in a limited partnership or general partnership, if this co-operation or termination is of major significance for the company;
c.	acquiring or disposing of participating interests in the capital of a company at a value of at least one third of the sum of the assets of the company as shown on its balance sheet plus explanatory notes or, if the company prepares a consolidated balance sheet, as shown on its consolidated balance sheet plus explanatory notes, according to the last adopted financial statements of the company, by the company or a subsidiary.
2.	Without prejudice to the other provisions of these articles of association as to that subject, the approval of the Supervisory Board shall be required for:
A.	resolutions of the Board of Management relating to:
a.	the issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership (commanditaire vennootschap) or a general partnership (vennootschap onder firma) in respect of which the company is a general partner with full liability;
b.	cooperation in the issue of depositary receipts for shares in the company;
c.	application for listing or withdrawal of listing on any stock exchange of the securities referred to under a. and b.;

Back to Contents

d.	the entering into or termination of long-term cooperation of the company or a dependent company with any other company or legal entity or as fully liable partner in a limited partnership or general partnership if such cooperation or termination is of fundamental importance to the company;
e.	the acquisition of a participation worth at least a quarter of the value of the issued capital plus reserves according to the company's balance sheet plus explanatory notes, by the company or a dependent company in the capital of another company, and any substantial increase or decrease of such aparticipation;
f.	investments requiring an amount equal to at least a quarter of the company's issued capital plus reserves according to its balance sheet plus explanatory notes;
g.	a proposal to amend the articles of association;
h.	a proposal to dissolve the company;
i.	a petition for bankruptcy (faillissement) or a request for suspension of payments (surséance van betaling);
j.	the termination of the employment of a considerable number of the company's employees or of a dependent company's employees simultaneously or within a short period of time;
k.	a significant change in the employment conditions of a considerable number of the company's employees or of a dependent company's employees;
l.	a proposal to reduce the issued capital of the company;
B.	- insofar not already subject to A mentioned hereinabove- the resolutions of the Board of Management, against which the chairman has cast his vote in the voting of the Board of Management.
3.	Without prejudice to the provisions of paragraphs 1 and 2 of this article, theapproval of the Supervisory Board shall be required for resolutions of theBoard of Management:
a.	to exercise the right to vote on shares in Koninklijke TPG Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act (Postwet) with respect to a proposal to issue shares by the legal entity involved, if this issue of shares shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 sub c. of the Netherlands Postal Act;
b.	to sell shares in Koninklijke TPG Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act, if the selling shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 under c. of the Netherlands Postal Act.

Back to Contents

For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in a. or b. of this sub-paragraph to vote on shares in the capital of another legal entity referred to in section 4, paragraph 1 of the Netherlands Postal Act which are held by the former legal entity, shall be equated with voting on shares.
4.	Without prejudice to the provisions of paragraphs 1 up to and including 3 of this article, the approval of both the Supervisory Board and the holder of the special share shall be required for resolutions of the Board of Management:
a.	to exercise the right to vote on shares in Koninklijke TPG Post B.V. or another legal entity as mentioned in section 4, paragraph 1 of the Netherlands Postal Act with respect to a proposal to:
-	dissolve the company involved,
-	a merger (fusie) or demerger (splitsing), within the meaning of Part 7 of Book 2 of the Netherlands Civil Code of the legal entity involved,
-	acquisition of its own shares by the legal entity involved,
-	amendment of the articles of association of the legal entity involved relating to the competence of its general meeting concerning the subjects referred to herein above in this sub-paragraph.
For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in the opening words of this sub-paragraph to vote on shares in the capital of another legal entity referred to in the opening words of this sub-paragraph which are held by the former legal entity, shall be equated with voting on shares.
b.	to make capital expenditures which would reduce the shareholders' equity of the company below fifteen percent (15%) of the total capital according to its consolidated balance sheet.
5.	The Supervisory Board may require other resolutions of the Board of Management than those specified in paragraphs 2, 3 and 4, to be subject to its approval. The Board of Management shall be notified in writing of such resolutions, which shall be clearly specified.
6.	The lack of approval of the general meeting for a resolution as referred to in paragraph 1 or of the Supervisory Board or the holder of the special share, respectively, for a resolution as referred to in the paragraphs 2, 3, 4 and 5 shall not affect the authority of the Board of Management and its members to represent the company.

Article 26. Absence or inability to act.
In the event of the absence or inability to act of a member of the Board of Management, the remaining members shall be charged temporarily with the

Back to Contents

management of the company. In the event of the absence or inability to act of all the members of the Board of Management, the Supervisory Board shall be charged temporarily with the management of the company and shall have the authority to delegate the management of the company temporarily to one or more persons, whether or not members of the Supervisory Board.

CHAPTER IX
Supervisory Board.
Article 27. Number of Members. Profile. Eligibility.

1.	The company shall have a Supervisory Board consisting of natural personsonly. The Supervisory Board shall have at least seven and at most twelvemembers. If there are fewer than seven members of the Supervisory Board,the Board shall proceed without delay to fill up its number of members.
2.	The number of members of the Supervisory Board shall be determined by the Supervisory Board, with due observance of the provisions of paragraph 1.
3.	The Supervisory Board adopts a profile on its size and composition, taking into account the character of the business, its activities and the desired expertise and background of the members of the Supervisory Board.
4.	The position of a member of the Supervisory Board may not be held by:
a.	persons employed by the company;
b.	persons employed by a dependent company;
c.	officers and persons employed by an employees' organisation customarily involved in the establishment of the terms of employment of the persons referred to under a. and b.

Article 28. Appointment. Resolutions passed in the General Meeting of
Shareholders.
Section A. Appointment.

1.	Notwithstanding the provisions of paragraph 6, members of the Supervisory Board are appointed by the general meeting at a nomination of the Supervisory Board. The Supervisory Board shall simultaneously inform the general meeting and the central works council of the nomination. The nomination will state the reasons on which it is based.
2.	The general meeting and the central works council may recommend candidates to the Supervisory Board to be nominated as members of the Supervisory Board. The Supervisory Board shall inform them in time, when,why and in accordance with what profile a vacancy has to be filled in its midst. In case the stronger right of recommendation, as referred to inparagraph 3, applies to the vacancy, the Supervisory Board shall announce that as well.
3.	With regard to one third of the total number of members of the Supervisory Board, the Supervisory Board shall put a person recommended by thecentral works council on the nomination, unless the Supervisory Board

Back to Contents

objects to the recommendation because it suspects that the recommended person shall be unsuitable for the exercise of the duties of a member of the Supervisory Board or that the Supervisory Board shall not be composed properly in case of appointment in accordance with the recommendation. If the number of members of the Supervisory Board cannot be divided by three, the closest lower number that can be divided by three shall be taken into account in order to establish the number of members of the Supervisory Board for which the stronger right of recommendation applies.
4.	A recommendation or nomination as referred to above in this article shall state the candidate's age, his profession, the number of the shares he holds in the capital of the Company and the positions he holds or has held, in so far as these are relevant for the performance of the duties of a member of the Supervisory Board. Furthermore, the names of the legal entities of which he is already a member of the Supervisory Board shall be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. The recommendation and nomination to appoint or re-appoint must be accounted for. In case of re-appointment, the performance in the past period of the candidate as a member of the Supervisory Board shall be taken into account.
5.	If the Supervisory Board objects to a recommendation as referred to in paragraph 3, it shall inform the central works council of its objection, stating the reasons. The Supervisory Board shall forthwith enter into consultation with the central works council in order to reach agreement on thenomination. If the Supervisory Board establishes that no agreement can be reached, a representative of the Supervisory Board designated for that purpose shall request the Commercial Division of the Amsterdam Court of Appeal to declare the objection well-founded. The request shall not be filed before the lapse of four weeks after the consultation with the central works council started. The Supervisory Board shall put the recommended person on the nomination if the Commercial Division declares the objection unfounded. If the Commercial Division declares the objection well-founded, the central works council can make a new recommendation in accordance with the provision of paragraph 3.
6.	The general meeting can, by an absolute majority of the votes cast, representing at least one third of the issued capital, reject the nomination. If the general meeting resolves to reject the nomination by an absolute majority, while this majority does not represent at least one third of the issued capital, a new meeting will be convened where the nomination can be rejected by an absolute majority of the votes cast. The Supervisory Board shall then prepare a new nomination. Paragraphs 2 up to and including 5 shall apply. If the general meeting does not appoint the nominated person

Back to Contents

and does not resolve to reject the nomination, the Supervisory Board shall appoint the nominated person.
7.	Where in the articles of association reference is made to the central works council, this is understood to mean the central works council as referred toin section 158, paragraph 11 of Book 2 of the Netherlands Civil Code.
8.	The sections 158 to 161 inclusive of Book 2 of the Netherlands Civil Code shall apply to the members of the Supervisory Board.

Section B. Resolutions passed in the General Meeting of Shareholders.

9.

Both the making of a recommendation as referred to in paragraph 2 as well as the resolution to appoint or reject, can be discussed in one and the same general meeting of shareholders, provided that the following provisions of this article are observed.

10.	The agenda for the meeting shall include at least the following items for discussion:
a.	notice of the time at which a vacancy will arise and the reason for its occurrence and in accordance with what profile the vacancy must be filled;
b.	opportunity for the general meeting to make a recommendation;
c.	on the condition precedent that no recommendation for another person shall be made by the general meeting: the announcement by the Supervisory Board of the name of the person it wishes to nominate;
d.	on the condition precedent that no recommendation for another person shall be made by the general meeting: proposal to appoint the proposed person.
11.	The name of the person whom the Supervisory Board wishes to nominateand the information as referred to in paragraph 4 shall be stated in the convocation of the general meeting of shareholders or in an agenda which is made available at the company's office for inspection, in which case the convocation shall refer to this agenda.
12	The convocation of this meeting may not take place until it is certain:
a.	that the central works council has either made a recommendation as referred to in paragraph 2 or, when applicable, - paragraph 3, or has given notice that it shall not make such recommendation, or that a reasonable period of time in which to make a recommendation as determined by the Supervisory Board, has lapsed; and
b.	if the central works council made a recommendation as referred to in paragraph 3 or, - where applicable - in paragraph 5, the Supervisory Board has nominated the recommended person.

Article 29. Retirement. Suspension. Dismissal.

1.	A member of the Supervisory Board shall resign no later than at the time of closure of the general meeting following the day four years after his last appointment and be qualified for re-appointment. A member of the

Back to Contents

Supervisory Board shall be dismissed and suspended in the manner defined in the second respectively third paragraph of section 161 of Book 2 of the Netherlands Civil Code.
2.	The members of the Supervisory Board shall resign periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. An alteration to the rotation plan cannot imply that an incumbent member of the Supervisory Board shall resign against his will before the period for which he was appointed has expired.
3.	The general meeting can, by an absolute majority of the votes cast, representing at least one third of the issued capital, take a vote of no confidence in ('het vertrouwen opzeggen in') the Supervisory Board. The reasons for the resolution must be stated. The resolution cannot regard members of the Supervisory Board appointed by the Commercial Division of the Amsterdam Court of Appeal in accordance with paragraph 5 hereinafter.
4.	A resolution referred to in paragraph 3 shall not be passed until after the Board of Management has notified the central works council of the proposed resolution and the reasons therefore. The notification shall be made at least thirty days before the general meeting of shareholders is held at which the proposal is discussed. If the central works council defines a position on the proposal, the Board of Management shall inform the Supervisory Board and the general meeting thereof. The central works council can have its position explained in the general meeting of shareholders.
5.	The resolution referred to in paragraph 3 shall result in the immediateresignation of the members of the Supervisory Board. In that case the Boardof Management shall forthwith request the Commercial Division of theAmsterdam Court of Appeal to temporarily appoint one or more members ofthe Supervisory Board. The Commercial Division shall determine theconsequences of the appointment.
6.	The Supervisory Board shall take action to the effect that, within the term stated by the Commercial Division, a new Supervisory Board is constituted in accordance with the provisions of article 28.

Article 30. Remuneration.
The remuneration for each member of the Supervisory Board shall be determined by the general meeting.

Article 31. Duties and powers.

1.	The duties of the Supervisory Board shall be the supervision of the policy of the Board of Management and the general course of affairs of the company and the enterprise connected therewith. It shall assist the Board of Management with advice. In the performance of their duties the members of the Supervisory Board shall be guided by the interest of the company and

Back to Contents

the enterprise connected therewith.
2	The Board of Management shall provide the Supervisory Board in good time with the information necessary for the performance of its duties.
3.	At least once a year, the Board of Management shall inform the Supervisory Board of the main aspects of the strategic policy, the general and financial risks and the company's management and auditing systems in writing.
4.	The Supervisory Board shall have access to the company's buildings and premises and shall be entitled to inspect the company's books and documents. The Supervisory Board may appoint one or more persons from among its number or an expert to exercise these powers. The Supervisory Board may also otherwise call upon the assistance of experts. The costs of such experts shall be borne by the company.

Article 32. Working procedures and decision-making.

1.	The Supervisory Board shall appoint from among its midst a chairman and a vice-chairman who shall substitute for the former in his absence. The board shall appoint a secretary from among its midst or from outside and shall make a provision for the substitution of the secretary.
2.	In the absence of the chairman and the vice-chairman at a meeting, the meeting itself shall designate a chairman.
3.	The Supervisory Board shall meet whenever the chairman, or two other members of the Supervisory Board, or the Board of Management so requests.
4.	Minutes shall be kept by the secretary of the proceedings of meetings of the Supervisory Board. The minutes shall be adopted by the Supervisory Board at the same meeting or at a subsequent meeting.
5.	All resolutions of the Supervisory Board shall be passed by absolutemajority of the votes cast.
6.	The Supervisory Board may only pass valid resolutions at a meeting if themajority of the members of the Supervisory Board are present orrepresented at the meeting.
7.	A member of the Supervisory Board may have himself represented by afellow member holding a written proxy. By 'written proxy' shall beunderstood a proxy transmitted by any accepted means of communicationand received in writing. A member of the Supervisory Board may not act asproxy on behalf of more than one fellow member of the Supervisory Board.
8.	The Supervisory Board may also adopt resolutions without holding a meeting, provided the proposal in question has been submitted to all members of the Supervisory Board and none has objected to this form of decision-making.
A report shall be drawn up by the secretary of a resolution adopted in this way, enclosing the replies received, and shall be signed by the chairman and the secretary. In the minutes of the subsequent meeting of the Supervisory

Back to Contents

Board, this form of decision-making shall be stated.
9.	The Supervisory Board shall meet together with the Board of Management whenever the Supervisory Board or the Board of Management so requests.
10.	The Supervisory Board shall draw up by-laws containing further regulations on the procedure for holding meetings and decision-making by the Supervisory Board, and its operating procedures.
11.	The Supervisory Board may, without prejudice to its responsibilities, designate one or more committees from among its members, who shall have the responsibilities specified by the Supervisory Board.
12.	The composition of any such committee shall be determined by theSupervisory Board.
13.	The general meeting may additionally remunerate the members of the committee(s) for their services.

Article 33. Indemnity.

1.	The company shall indemnify and hold harmless each member of the Board of Management and each member of the Supervisory Board (each of them, for the purpose of this article 33 only, the "Director") against any and all liabilities, claims, judgements, fines and penalties (the "Claims"), incurred by the Director as a result of any threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (the "Action"), brought by any party other than the company itself or its group companies, in relation to acts or omissions in or related to his capacity as a Director. Claims will include derivative actions brought on behalf of the company or its group companies against the Director and claims by the company (or one of its group companies) itself for reimbursement for claims by third parties on the ground that the Director was jointly liable toward that third party in addition to the company.
2.	The Director will not be indemnified with respect to Claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Director shall have been adjudged to be liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).
3.	Any expenses (including reasonable attorneys' fees and litigation costs) (together the "Expenses") incurred by the Director in connection with any Action, shall be reimbursed by the company, but only upon receipt of a written undertaking by that Director that he shall repay such Expenses if a competent Court should determine that he is not entitled to be indemnified. Expenses shall be deemed to include any tax liability which the Director may be subject to as a result of his indemnification.
4.	Also in case of an Action against the Director by the company itself or its group companies, the company will advance to the Director his reasonable attorneys' fees and litigation costs but only upon receipt of a written

Back to Contents

undertaking by that Director that he shall repay such fees and costs if a competent Court should resolve the Action in favour of the company rather than the Director.
5.	The Director shall not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the company's prior written authorisation. The company and the Director shall use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims but in the event that the company and the Director would fail to reach such agreement, the Director shall comply with all directions given by the company in its sole discretion.
6.	The indemnity contemplated by this article 33 shall not apply to the extent Claims and Expenses are reimbursed by insurers.
7.	In case of amendment of this article 33, the indemnity provided thereby shall nevertheless continue to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Director during the periods in which this clause was in effect.

CHAPTER X
Financial statements and annual report. Profit.
Article 34. Financial year. Financial statements and annual report. Adoption.

1.	The financial year shall coincide with the calendar year.
2.	Each year, within five months after the end of the financial year, save where this period is extended by a maximum of six months by the general meeting on account of special circumstances, the Board of Management shall prepare the financial statements and shall lay them open for inspection by the shareholders at the office of the company. Within that period the Board of Management shall also present the annual report.
3.	Within the period referred to in paragraph 2, the Board of Management shallsend the financial statements to the central works council as well.
4.	The financial statements shall be signed by the members of the Board of Management and of the Supervisory Board. If the signature of one or more of them is missing, this shall be stated and reasons shall be given.
5.	Annually, the Supervisory Board shall prepare a report, that shall be added to the financial statements and the annual report. The provisions of paragraphs 2 and 3 shall apply by analogy.
6.	The general meeting shall adopt the financial statements.
7.	In the general meeting of shareholders where the resolution to adopt the financial statements is passed, a proposal to release the members of the Board of Management from liability for the exercise of the management and a proposal to release the members of the Supervisory Board from liability for the exercise of the supervision of the management, insofar as the exercise of such duties is reflected in the financial statements or otherwise disclosed to the general meeting prior to the adoption of the financial

Back to Contents

statements, shall be brought up for discussion as two separate items. The scope of a release from liability shall be subject to limitations by virtue of the law.
8.	Sections 101, 102 and 103 and Part 9 of Book 2 of the Netherlands Civil Code shall also be applicable to the financial statements and the annual report.

Article 35. Dividends. Reservations.

1.	Out of the profit - the credit balance of the profit and loss account - earned in the past financial year shall first be paid, if possible, a dividend on the special share of seven percent (7%) of the nominal value of that share, and a dividend on the preference shares B of a percentage equal to the average twelve monthly EURIBOR (EURO Interbank Offered Rate) - weighted to reflect the number of days for which the payment is made - plus a premium, to be determined by the Board of Management, subject to the approval of the Supervisory Board, of at least one percentage point and at most three percentage points, depending on the prevailing market conditions. In the event the relevant preference shares B are issued in the course of a financial year the dividend shall be calculated as a proportion of the time lapsed. If at any time the twelve monthly EURIBOR is no longer fixed, the dividend percentage shall be equal to the arithmetic mean of the average effective yields of the five longest-dated state loans, as calculated by the Central Bureau of Statistics (Centraal Bureau voor de Statistiek) and published in the Official Price List, over the last twenty stock-exchange business days before the date of issue, plus a premium, to be determined by the Board of Management and subject to the approval of the Supervisory Board, of at least one-quarter of a percentage point and at most one percentage point, depending on the prevailing market conditions. If the distribution on the preference shares B for any financial year as referred to in the preceding paragraph cannot be made or cannot be made in full because the profit does not permit it, the deficit shall be distributed as a charge to the distributable part of the shareholders' equity. The dividend on preference shares B shall be calculated on the paid-up part of the nominal value.
2.	The Board of Management shall then subject to the approval of the Supervisory Board determine what part of the profit remaining after the application of paragraph 1 is to be appropriated to reserves.
3.	The part of the profit remaining after the appropriation to reserves shall beat the disposal of the general meeting, except that no further distributions can be made on the special share and on the preference shares B.
4.	If a loss is sustained in any year, no dividend shall be distributed for that year. No dividend may be paid in subsequent years until the loss has been compensated by profits. The general meeting may, however, resolve on aproposal of the Board of Management which has received the approval of

Back to Contents

the Supervisory Board to compensate the loss out of the distributable part of the shareholders' equity or also to distribute a dividend out of the distributable part of the shareholders' equity.
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

CHAPTER XI
General meetings of shareholders.
Article 38. Annual meeting.

1.	The annual meeting shall be held each year within six months after the end of the financial year.
2	The agenda for that meeting shall include the following items:
a.	the annual report;
b.	adoptions of the financial statements;
c.	determination of dividend;
d.	release from liability of members of the Board of Management;
e.	release from liability of members of the Supervisory Board;
f.	if applicable, appointments of members of the Supervisory Board and notification of intended appointments of members of the Board of Management, and of expected vacancies in the Supervisory Board;
g.	any other proposals put forward by the Supervisory Board or the

Back to Contents

Board of Management and announced pursuant to article 40, such as aproposal to designate a body competent to issue shares or to authorisethe Board of Management to cause the company to acquire its ownshares or depositary receipts therefor.

Article 39. Other meetings.
Other general meetings of shareholders shall be held as often as the Board of Management or the Supervisory Board considers it necessary, without prejudice to the provisions of sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code.

Article 40. Notice convening a meeting. Agenda.

1.	General meetings of the shareholders shall be convened by the Supervisory Board or the Board of Management.
2.	Notice convening a meeting shall be given no later than on the fifteenth day prior to that of the meeting.
3.	The notice convening a meeting shall state the subjects to be considered or it shall state that the shareholders may inspect the same at the office of the company, without prejudice to the provisions of section 99, paragraph 7 of Book 2 of the Netherlands Civil Code, and article 47, paragraph 3.
4.	The notice convening a meeting shall state the requirements for admittance to the meetings as described in article 44.
5.	The notice convening a meeting shall be given in the manner stated in article 46.
6.	Matters not stated in the notice convening the meeting may be further announced, subject to the time limit pertaining to the convocation of meetings, in the manner stated in article 46.
7.	Unless the notice convening the meeting includes the contents of all the documents which according to the law or the articles of association shall be available to shareholders for inspection in connection with the meeting to be held, these documents shall be made available to shareholders free of charges in Amsterdam at an admitted establishment (toegelaten instelling) by Euronext Amsterdam N.V., to be designated in the notice convening the meeting or at another payment office as referred to in the Rules relating to Securities.
8.	Holders of shares representing alone or in the aggregate at least one percent (1%) of the issued capital, or alone or in the aggregate, at least a value of fifty million euros (EUR 50,000,000) according to the Official Price List, have the right to request to the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders. These requests have to be honoured by the Board of Management or the Supervisory Board on the condition:
a. that important company interests do not dictate otherwise; and

Back to Contents

b.	that the request is received by the Board of Management or the chairman of the Supervisory Board in writing, at least sixty days before the date of the general meeting of shareholders.
9.	The term "shareholders" in this article shall include usufructuaries and pledgees in whom the voting rights on shares are vested.

Article 41. Venue of meetings.
The general meetings of shareholders shall be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer.

Article 42. Chairmanship.

1.	The general meetings of shareholders shall be presided over by the chairman of the Supervisory Board or, in his absence, by a vice-chairman of that board; in the event that the latter is (are) also absent, the members of the Supervisory Board present shall appoint a chairman from their midst.The Supervisory Board may appoint another chairman for a general meeting of shareholders.
2.	If the chairman of a meeting has not been appointed in accordance with paragraph 1, the meeting itself shall appoint a chairman. Until that moment, a member of the Board of Management designated thereto by the Board of Management shall substitute as chairman.

Article 43. Minutes.

1.	Minutes shall be kept of the proceedings of each general meeting of shareholders by a secretary appointed by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them in witness thereof.
2.	The Supervisory Board or the chairman may determine that a notarial record shall be made of the proceedings of the meeting. Such a record shall be co-signed by the chairman.

Article 44. Rights to attend meetings. Admission.

1.	Each shareholder who is entitled to vote and each usufructuary or pledgee of shares in whom voting rights are vested shall be entitled to attend the general meeting of shareholders, to address the meeting and to exercise his voting rights. In the case of ordinary registered shares, the intention to attend the meeting must be notified to the Board of Management in writing. Such notification must be received by the Board of Management not later than on the date stated in the notice convening the meeting.
2.	The rights to take part in the meeting pursuant to paragraph 1 may be exercised by a person holding a written or electronic proxy, provided that in the case of ordinary shares such proxy has been received by the Board of Management no later than on the date stated in the notice convening the meeting.
3.	If the voting rights in respect of a share are vested in the usufructuary or pledgee instead of in the shareholder, the shareholder shall also be entitled to

Back to Contents

attend the general meeting of shareholders and to address the meeting, provided that in the case of ordinary registered shares the Board of Management has been notified of the shareholder's intention to attend the meeting in accordance with paragraph 1. Paragraph 2 shall be applicable mutatis mutandis.
4.	With respect to the voting rights and the right to participate in meetings attached to ordinary bearer shares, the company shall apply by analogy the provisions of Sections 88 and 89 of Book 2 of the Netherlands Civil Code and recognise as a shareholder the person named in a written statement from a Necigef-participant as a Necigef-beneficiary, entitled to a given number of ordinary bearer shares belonging to such Necigef-participant's collective deposit of ordinary bearer shares in the company and remaining thus entitled until the close of the meeting.
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
5.	The Board of Management has the power to determine in the notice convening the meeting that for the application of section 117, paragraphs 1 and 2, of Book 2 of the Netherlands Civil Code, the persons that are entitled to attend and address meetings and to vote are the persons who have those rights on a determined day ("date of registration") and are entered as such in a register (or one or more parts thereof) that has been designated for that purpose by the Board of Management, notwithstanding who is entitled to those shares or depositary receipts at the time of the meeting. In this matter the provisions of paragraphs 1 up to and including 4 also apply by analogy on the understanding that the statement of the Necigef-participant as referred to in paragraph 4 must show that on the relevant date of registration the person named in the statement was participant entitled to the number of shares specified in the statement.
6.	The date stated in the notice convening the meeting as referred to in paragraphs 1, 2, 4 and 5 shall not be earlier than the seventh day before that of the meeting or at some time, so much earlier as will be allowed by law.
7.	Each share shall entitle to one vote.
8.	Each person entitled to vote or his proxy shall sign the attendance list.
9.	The members of the Supervisory Board and the members of the Board of Management shall have an advisory vote at the general meeting of shareholders.

Back to Contents

10.	The chairman shall decide whether persons other than those who shall be admitted in accordance with the above provisions of this article shall be admitted to the meeting.

Article 45. Voting.

1.	All resolutions for which no greater majority is required by law or the articles of association shall be passed by an absolute majority of the votes cast.
2.	If in an election of persons an absolute majority is not obtained, there shall be a second free ballot. If again an absolute majority is not obtained, further ballots shall be held until either one person obtains an absolute majority or there is a tie in aballot between two persons. Such further voting (not including the second free ballot) shall be between the persons voted upon in the preceding ballot with the exclusion of the person obtaining the lowest number of votes in that preceding ballot. If more than one person obtained the lowest number of votes in the preceding ballot, lots shall be drawn to decide which of those persons is to withdraw from the next ballot. In the event of a tie in a ballot between two persons, lots shall be drawn to decide which of the two is elected.
3.	In the event of a tie in a vote on matters other than the election of persons,the proposal shall be rejected.
4.	All voting shall be oral. The chairman may, however, determine that voting shall be in writing. In the case of the election of persons, any person present who is entitled to vote may demand that voting shall be in writing. Voting in writing shall take place by means of unsigned sealed ballot papers.
5.	Abstentions and invalid votes shall be counted as not cast.
6.	Voting by acclamation shall be possible if none of the persons present and entitled to vote objects thereto.
7.	The provisions of sections 13 and 117 of Book 2 of the Netherlands Civil Code shall also apply to the general meeting of shareholders.

CHAPTER XII
Convocations and notifications.
Article 46.

1.	All notices convening general meetings of shareholders, all announcements relating to dividends and other distributions and all other notifications to shareholders shall be given by publication in a nationally distributed daily newspaper and in the Official Price List, without prejudice to the provisions of section 96a, paragraph 4 of Book 2 of the Netherlands Civil Code.
2.	The expression "shareholders" in paragraph 1 shall include usufructuaries and pledgees in whom the voting rights on shares are vested as well as the holders of the depositary receipts for shares as referred to in article 10.
3.	Notice convening general meetings of shareholders to the holder of the

Back to Contents

special share shall be given by means of a letter.

CHAPTER XIII
Amendment of the articles of association. Statutory merger. Statutory de-merger. Dissolution.
Article 47. Amendment of the articles of association. Dissolution.

1.	A resolution of the general meeting to amend the articles of association, to merge or demerge within the meaning of Part 7 of Book 2 of the Netherlands Civil Code or to dissolve the company may only be adopted on a proposal of the Board of Management which is approved by the Supervisory Board.
2.	.The approval of the holder of the special share is required for:
a.	a resolution of the general meeting or of the Board of Management to merge or demerge in the meaning of Part 7 of Book 2 of the Netherlands Civil Code;
b.	a resolution of the general meeting to dissolve the company;
c.	a resolution of the general meeting toamend the articles of association if the amendment concerns:
-	article 4 (Object) insofar as it relates to carrying out the concessions or licenses,
-	article 5 (Authorised capital, Classes of shares), if it relates to the creation of a new class of shares or profit sharing certificates or other corporate rights which entitle to the result and/or capital of the company, or the cancellation of the special share or the preference shares B,
-	article 12 (Competent body), insofar as it relates to the approval of the holder of the special share,
-	article 13 (Competence to restrict or exclude the pre-emptive right), insofar as it relates to the approval of the holder of the special share,
-	article 15, paragraph 3 (Acquisition of shares in the company's own capital), insofar as it relates to the approval of the holder of the special share,
-	article 17 (Transfer of the special share),
-	article 25, paragraph 4 (Approval of Board of Management resolutions), insofar as it relates to the approval of the holder of the special share,
-	article 36 (Distribution in shares and distributions charged to the reserves), insofar as it relates to the approval of the holder of the special share,
-	in general: amendments which are prejudicial or detrimental to or incompatible with the statutory rights attached to the special share,

Back to Contents

-	this second paragraph of article 47.
3.	If a proposal to amend the articles of association or to dissolve the company is to be put to the general meeting, this must in all cases be stated in the notice convening the general meeting of shareholders or announced subsequently as referred to in article 40, paragraph 6, and, in the case of an amendment to the articles of association, simultaneously a copy of theproposal including the verbatim text of the proposed amendment must be deposited for inspection at the office of the company and must be made available free of charge to shareholders and to the persons referred to in article 46, paragraph 2, until the end of the meeting.

Article 48. Liquidation.

1.	In the event of dissolution of the company pursuant to a resolution of the general meeting, the members of the Board of Management shall be charged with the liquidation of the business of the company and the Supervisory Board with the supervision thereof.
2.	During liquidation the provisions of the articles of association shall remainin force as far as possible.
3.	Out of the surplus remaining after settlement of the debts shall first be distributed to the holders of the special share and the preference shares B the nominal amount paid up on these shares and any amount still owed by way of dividend to which these shares entitle, insofar as this has not been distributed in previous years. If the balance is not sufficient thereto, the distribution shall be made in proportion to the amounts paid up on those shares. The remainder shall be distributed to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares.
4.	The liquidation shall otherwise be subject to the provisions of Part 1 of Book 2 of the Netherlands Civil Code.

Back to Contents

Exhibit 4.6

EMPLOYMENT AGREEMENT

DATED 15 December 2004

Between

TPG N.V.

And

Mr. David G. Kulik

ALLEN & OVERY

Back to Contents

THE UNDERSIGNED:
(1)	TPG N.V., established at Amsterdam, represented by Mr. M. Tabaksblat as Chairman of the Supervisory Board and by Mr. M. P. Bakker as CEO, hereinafter the “Company”;
AND
(2)	MR. DAVID G. KULIK, residing at [intentionally deleted], hereinafter the “Executive”;
WHEREAS:
(A)	The Executive and the Company have agreed that, in addition to this employment agreement (the "Agreement"), the Executive continues to be employed by TNT Logistics North America Inc. (f/k/a Customized Transportation Incorporated) ("TNT"), established at Jacksonville, Florida, USA, which employment shall be governed by a separate employment agreement between the Executive and TNT dated [fill in date of signing] and with effect as of September 1, 2003 (the "U.S. Agreement") and both as further supplemented by that certain letter agreement by and among the Executive TNT and TPG dated as of the date of this Agreement (the "Letter of Understanding");

(B)	The Executive has been appointed member of the Board of Management with the personal title of Group Managing Director Logistics of the Company by a resolution of the Supervisory Board dated 1 August 2003, effective as of 1 September 2003;

(C)	The Executive has been seconded by TNT to work for the Company and to be employed by the Company on the terms as set forth in this Agreement;
(D)	The Executive will be expected to devote his time and energy in full in a way commensurate with the best interests of the Company, which is mirrored in the remuneration packages contained in (1) this Agreement and (2) the U.S. Agreement;

DECLARE TO HAVE AGREED AS FOLLOWS:

1.	DATE OF COMMENCEMENT OF EMPLOYMENT AND POSITION
1.1	The Executive enters into this Agreement with the Company in the position of member of the Board of Management with the personal title of Group Managing Director Logistics, effective as of 1 September 2003.

1.2	The Executive’s place of employment will be the office of the Company in Hoofddorp. The Company will be entitled to change the place of employment after consultation with the Executive. In addition, the parties accept that the position entails considerable travelling.

1.3	The Executive is obliged to do or to refrain from doing all that an officer in similar positions should do or should refrain from doing. The Executive shall fully devote himself, his time and his energy to promoting the interests of TPG. The Executive shall report to the TPG CEO.

Back to Contents

1.4

The Executive has the obligation which has been or will be imposed by law, by the articles of incorporation of the Company and in any Executive Board regulations as such regulations shall apply from time to time.

2.	DURATION OF THE AGREEMENT, NOTICE OF TERMINATION AND SEVERANCE.
2.1	This Agreement is entered into for a definite period of 4 (four) years. Accordingly, this Agreement will terminate by operation of law, without notice being required, on 31 August 2007.
2.2

Without prejudice to paragraph 1 of this article, this Agreement may be terminated during its term with due observance of a notice period of six (6) months for the Company and a notice period of three (3) months for the Executive.

2.3

If, after expiry of the period referred to in paragraph 1 of this article, the Agreement is continued for a definite or an indefinite period upon the mutual agreement of the parties, the Agreement may be terminated by either party by giving notice with due observance of a notice period of six (6) months for the Company and a notice period of three (3) months for the Executive.

2.4

If the Company gives notice of termination of the Agreement as provided for in articles 2.2 or 2.3, unless the Executive has given an urgent cause for such notice, or if the Company seeks court termination for serious grounds found in a change of circumstances as set forth in articles 7:685 par 1 Dutch Civil Code, a severance amount equal to one year base salary as defined in article 3.1 will be made available to the Executive upon the effective date of termination. No severance amount shall be made available to the Executive if this Agreement terminates by its own terms, as mentioned in article 2.1 of this Agreement.

3.	SALARY
3.1

The Executive’s base salary, including holiday allowance, shall amount to EUR 100,000 gross per year, which shall be paid in equal weekly installments at the end of each week as long as the salary is paid in the US and as adjusted to USD pursuant to the Letter of Understanding.

3.2

In addition to the base salary as set out in article 3.1 of this Agreement, the Executive shall receive from TNT a base salary of EUR 500,000 gross per year, such salary to be paid in substantially equal weekly installments, pursuant to the U.S. Agreement and as adjusted to USD pursuant to the Letter of Understanding.

3.3

The Employer and the Executive will apply to the Netherlands Tax Office for permission to operate an untaxed allowance for extraterritorial expenses on the basis of the facility incorporated into the Dutch Wage Tax Act effective January 1, 2001 (commonly known as the “30% facility”). The Employer will not be held liable for any financial consequences should this qualification be refused or at any time be reversed.

3.4	With respect to the application of the 30% facility, the following will be taken into account:
(a)	If, and insofar, Executive is, based on article 9 of the ‘Uitvoeringsbesluit loonbelasting 1965’, entitled to receive a tax-free cost reimbursement for extraterritorial costs, it has been agreed with the Executive that his current employment income (“loon uit tegenwoordige dienstbetrekking”), will be reduced accordingly so that 100/70 of his current employment income equals the originally agreed current employment income.

Back to Contents

(b)	If, and insofar, article 3.3 of this Agreement is applicable, the Executive receives a cost reimbursement for extraterritorial costs from the Employer equal to 30/70 of the current employment income.
(c)	The Executive acknowledges the fact that an adjustment of the agreed remuneration of article 3.3 of this Agreement can influence all employment income related payments and benefits like pension and social security benefits.

(d)	All cash bonus payments payable to Executive shall benefit from the application of this 30% facility, as long as and in so far as approved by the tax authorities.
4.	SHORT TERM INCENTIVE BONUS PLAN
4.1	The short term incentive bonus plan for members of the Board of Management and the connected share matching plan (described in article 5.1 below) as established from time to time by the Supervisory Board, apply to the Executive. The short term incentive bonus plan is outlined in Appendix 1 to this Agreement. The bonus shall be paid 75% in cash and 25% in TPG ordinary shares (the "Bonus Shares"). All possible tax and social security consequences shall be for the account of the Executive.

5.	BONUS/ MATCHING PLAN
5.1	If at least 50% of the Bonus Shares allocated are held by the Executive for a period of three (3) years (calculated from the date said Bonus Shares are actually granted to the Executive), then the Company will match these Bonus Shares by granting additional shares on a 1:1 basis. The rules of the Bonus/Matching Plan, and its underlying regulations, as these are established from time to time by the Supervisory Board, apply to the Executive. Any and all possible tax and social security consequences related to the granting, vesting, exercise and/or sale of shares and Bonus Shares shall be for the account of the Executive. The Executive shall only sell his shares and Bonus Shares after consultation with the compliance officer and after the approval of the Chairman of the Supervisory Board. Any shares and Bonus Shares acquired by the Executive as a result of the Bonus/Matching Plan may only be sold if the Executive does not possess inside information at that moment. In addition, such shares and Bonus Shares may not be sold in a closed period. The TPG Code titled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) applies to the Executive.

6.	LONG TERM INCENTIVE SHARE OPTION PLAN (a/k/a TPG GLOBAL SHAREOPTION PLAN AND U.S. COMPANY STOCK OPTION PLAN)
6.1	The rules of the TPG Global Share Option Plan and U.S. Company Stock Option Plan of TPGN.V., and its underlying regulations and criteria for granting options, as these are established from time to time by the Supervisory Board, apply to the Executive. This share option plan is outlined in Appendix 2 to this Agreement. Any and all possible tax and social security consequences related to the granting, vesting, and/or exercise of share options shall be for the account of the Executive. The Executive shall only exercise his options after consultation with the compliance officer and after the approval of the Chairman of the Supervisory Board. Any shares acquired by the Executive as a result of exercising options may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a closed period. The TPG Code titled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) applies to the Executive. The parties have agreed that at the first possible opportunity in 2004 the Executive will be granted options.

Back to Contents

7.	LONG TERM INCENTIVE PERFORMANCE SHARE PLAN (a/k/a TPG PERFORMANCE SHARE PLAN)
7.1	The rules of the TPG Performance Share Plan and its underlying regulations and criteria for granting shares, as these are established from time to time by the Supervisory Board, apply to the Executive. The TPG Performance Share Plan is outlined in Appendix 3 to this Agreement. Any and all possible tax and social security consequences related to the granting, vesting, exercise and/or sale of shares shall be for the account of the Executive. Any shares acquired by the Executive may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a closed period. The TPG Code titled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) and the rules of the TPG performance share plan apply to the Executive.

7.2	The parties have agreed that at the first possible opportunity in 2004 the Executive will be granted performance shares.
8.	RETENTION PLAN
8.1	The Executive shall participate in that certain TNT Logistics North America Inc. Long-Term Retention Plan (f/k/a the "CTI Plan") (the "LTRP Plan") in accordance with the Letter of Understanding.
9.	COMPANY CAR
9.1

The Company shall provide the Executive with a car comparable to that provided by the Company for other members of the Board of Management for use when the Executive is in the Netherlands for business. All the costs of rent/lease, insurance and fuel shall be for the account of the Company.

10.	TELEPHONE COSTS
10.1	The Company shall pay the costs of a mobile telephone and fax or other tools of communication related to the position of the Executive.
11.	OTHER BENEFITS
11.1

Expenses. The reasonable and customary expenses incurred by the Executive in the execution of his business tasks shall be reimbursed by the Company in accordance with Company policy and upon receipt of a specified statement of expenses and supporting receipts.

11.2	Holidays. The Executive shall receive 28 days paid holidays in addition to any US public holidays.
11.3

Compassionate Leave. Requests by the Executive for compassionate leave should be directed to the CEO of the Company. In the event of the death or serious illness of a member of the immediate family of the Executive, the Executive will be provided with travel costs to the USA to visit his family or attend the funeral. An additional 7 days compassionate leave, including transit time, will be granted.

11.4	Home Leave. The Executive shall be entitled to a reasonable number of business class return airline tickets per year to the USA consistent with actual practice since the date of 1 September 2003.

Back to Contents

11.5

Accommodation. The Company will rent on behalf of the Executive fully furnished suitable accommodation in the area of Amsterdam/Hoofddorp to a maximum of Euro 5,000 per month. Utility and local property taxes will also be reimbursed by the Company. Utility costs include gas, water, electricity, cleaning, TV license and standard (basic package) cable subscription. The Company will reimburse the Executive Dutch telephone bills and the Company will pay any income tax arising therefrom. Housing will be provided in the most tax efficient manner, at the discretion of the Company.

11.6

Medical Insurance. During the terms of this Agreement, the Executive and his accompanying family will be covered by the medical insurance offered by BUPA Netherlands. The Company may, at its own discretion, arrange alternative medical insurance arrangements at any time at equivalent or increased coverage levels. The insurance membership premium will be paid by the Company.

11.7

Residence Permit/Work Permit. The Company has obtained and shall extend or otherwise keep current during the term of this Agreement, a Netherlands residence permit for Executive and a Netherlands work permit for Executive. The Executive shall fully cooperate in obtaining and maintaining these permits.

11.8	Liability Insurance. The Company shall enroll the Executive under its standard Directors & Officers liability insurance.
12.	DISABILITY
12.1

In the event of disability of the Executive as defined in article 7:629 of the Dutch Civil Code, the Company shall pay to the Executive from the first day of disability 100% of the base salary as defined in article 3.1 of this Agreement up to a maximum of twelve (12) months. Periods of disability with an interruption of not more than four weeks shall be regarded as linked together.

13.	CONFIDENTIALITY
13.1

During the continuance of the employment or at any time after the termination thereof the Executive shall not, except in the proper course of his duties hereunder or as may be required by law, disclose to any person, firm or corporation without the previous consent in writing of the Company any and all information concerning the business, finance, future plans and proposals, designs, technical processes and plans, trade secrets or other confidential information relating to the Company or its businesses or affiliated companies or of any customer or supplier of which he shall become possessed whilst employed by the Company or prior thereto. This restriction shall continue to apply after the termination of the employment but shall cease to apply to information or knowledge that has come into the public domain.

14.	DOCUMENTS
14.1

The Executive shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to the Company or to affiliated companies and which have been made available to the Executive as a result of his employment, except insofar as and for as long as necessary for the performance of his work for the Company. In any event the Executive will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such

Back to Contents

documents and/or correspondence and/or data carriers and/or copies thereof at termination of this Agreement.
15.	NO ADDITIONAL OCCUPATION
15.1

During the term of this Agreement, the Executive shall refrain from accepting remunerated or time consuming non-remunerated work activities with or for third parties not directly affiliated with TPG, or from doing business for his own account, without prior written consent of the Supervisory Board of the Company.

16.	NON-COMPETITION
16.1

The Executive undertakes that for a period of eighteen (18) months after the effective date of termination, for whatever reason, he will not be employed or involved in any way, directly or indirectly, either for his own account or for the account of others, in any employment or consulting arrangement or in any other manner, formally or informally, in or by the most important groups of companies (including any affiliate of such groups of companies) which compete directly with the Company or its affiliates, as designated by the Company, without prior written consent of the Company. The list of said groups of companies as of the execution of this Agreement is attached as Appendix 4 to this Agreement (the "Initial List"). After consultation with and agreement by the Executive, the Company will update this list every year on or before the 1st of July to ensure that the list will reflect the most important groups of companies consistent with the criteria referenced above; provided, however, the number of groups of companies on any updated list shall not exceed the number appearing on the Initial List. In the absence of an agreement by the Executive and the Company as to the entities to be included on an updated list, the list for the preceding year shall continue in effect until an updated list is agreed. Because of the global nature of the Company's business, the Executive and the Company agree that this restriction shall apply worldwide.

16.2

The obligation in article 16.1 of this Agreement does not apply to ownership of common shares registered at a Stock Exchange pertaining to such groups of companies. Nothing in this paragraph shall be construed to prevent the Executive from passively owning any class of equity securities listed on any national Securities Exchange or interdealer quotation system.

16.3	In case of infringement(s) the Company reserves the right to enter a claim for immediate and total indemnification of losses suffered.
16.4	This non-competition clause cannot in any way be construed as limiting the rights and obligations of TNT and the Executive in relation to the non-competition clause contained in the U.S. Agreement.
17.	EXTERNAL SUPERVISORY BOARD MEMBERSHIPS
17.1

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

Back to Contents

18.	PENALTY
18.1

In the event the Executive breaches the obligations as expressed in articles 13, 14, 15, 16 and 17, the Executive shall, if such breach continues after notice with respect to article 14 and without notice of default being required as to articles 13, 15, 16 and 17, pay to the Company for each such breach a penalty equal to an amount of EUR 100,000 plus a penalty of EUR 5,000 for each day such breach occurs and continues, notwithstanding any other rights to injunctive relief the Company may have. The Company is entitled to claim full damages by way of alternative to the penalty.

19.	PREVIOUS AGREEMENTS
19.1	This Agreement supersedes all previous agreements and takes their place with the exception of the U.S. Agreement and the Letter of Understanding.
20.	U.S. AGREEMENT
20.1	This Agreement and the US Employment Agreement are separate documents and are not mutually dependant.
21.	GOVERNING LAW, NO CAO APPLICABLE
21.1	This Agreement is governed by the laws of the Netherlands.
21.2	The TPG Collective Labour Agreement is not applicable, with the exception of the provisions relating to availability under special circumstances and relinquishment of rights pertaining to inventions.

[SIGNATURES ON FOLLOWING PAGE]

Back to Contents

     IN WITNESS WHEREOF, this Agreement has been signed and executed in duplicate on 15 December, 2004 with effect as of September 1, 2003.

TPG N.V.:	The Executive:

Mr. M. Tabaksblat	Mr. David G. Kulik
Chairman Supervisory Board

Mr. M. P. Bakker,
CEO

Back to Contents

APPENDIX 1

To the Employment Agreement between TPG N.V. and Mr. David G. Kulik dated as of 15 December 2004 (the Agreement).

Re: Short Term Incentive Bonus Plan for Members of the Board of Management of TPG N.V.

The parties agree that Executive shall participate in this plan for the period commencing as of January 1, 2004 and forward (not 2003) as follows:

1.	Each year, within one week of the Supervisory Board meeting approving the annual accounts with respect to the relevant fiscal year, the Supervisory Board shall award a bonus to the members of the Board of Management.

2.	This bonus is based on the combined base salary paid by the Company and by the U.S. Company under this Agreement and the U.S. Agreement referred to in article 3 of the Agreement (Sections 3.1 and 3.2) (collectively, the "Yearly Salary"). The “target bonus” amounts to 60% of such Yearly Salary.

3.	The calculation of the bonus takes place on the basis of two targets being the growth rate of the earnings per share and the economic profit target for the division Logistics in accordance with the budget. Each year these targets shall be determined by the Supervisory Board in a meeting in the year preceding the relevant fiscal year and the members of the Board of Management shall be informed accordingly. In the meeting of the Remuneration Committee of the Supervisory Board following the adoption of the annual accounts with respect to the relevant fiscal year, the actual results of the set targets shall be established and the bonus shall be determined based on these.

4.	The bonus shall be calculated as follows:
(a)	below 90% of target: no bonus
(b)	90% of target: 50% of the Yearly Salary
(c)	100% of target: 60% of the Yearly Salary (= “target bonus”)
(d)	120% of target or more: 75% of the Yearly Salary
With respect to percentages between 90 and 100, 100 and 120 respectively, as established by the Supervisory Board, the bonus shall be determined pro rata.
5.	The bonus shall be paid as follows: 75% in cash and 25% in TPG ordinary shares (the ‘shares’). If at least 50% of the shares allocated are held for a period of three years, then the Company will match these shares by granting additional shares on a 1:1 basis. The terms and conditions for matching are laid down in the rules of the applicable Bonus/Matching Plan. The payment in shares and matching in shares will take place under the express condition that at the time of payment or match, such securities transactions are allowed to be executed by the Company and grantee under the law and in particular article 46 and next of the Wet Toezicht Effectenverkeer (prohibition of insider trading) and the TPG rules concerning inside information. If in respect of a fiscal year for which a bonus has become payable, these transactions can not be executed without violating the

Back to Contents

just mentioned legal provisions, then before August 31 of the following fiscal year such bonus will be paid in cash only (100%).
6.	A bonus shall only be due and payable, if:
	•	the member of the Board of Management remains in the service of the Company for the full fiscal year in which the incentive was earned;
	•	the member of the Board of Management is not at any time during the fiscal year suspended or relieved of his duties;
•	until such time as the decision referred to in paragraph 1 of this regulation has been reached, the Company has not given notice of termination of the Agreement because of an urgent cause as referred to in article 7:677 Civil Code or has not meanwhile sought court termination of the Agreement for a serious cause, related to an urgent cause, in the meaning of article 7:685 Civil Code.

Notwithstanding the foregoing, the Executive shall receive a pro rata bonus for a year in which the Executive's employment was terminated, unless the failure of any of the above conditions has occurred as a result of an urgent cause given by the Executive.

7.	The Remuneration Committee has the discretion to grant bonus outside of the above rules of the bonus scheme in case of exceptional circumstances.

Back to Contents

APPENDIX 2

To the Employment Agreement between TPG N.V. and Mr. David G. Kulik dated as of 15 December 2004 (the Agreement).

Re: Long Term Incentive Share Option Plan for Members of the Board of Management of TPG N.V. (a/k/a TPG Global Share Option Plan and U.S. Company Stock Option Plan)

8.	Each year, within one week of the Supervisory Board meeting approving the annual accounts with respect to the relevant fiscal year, pursuant to a proposal made by the Remuneration Committee of the Supervisory Board, the Supervisory Board shall grant options on ordinary shares of TPG N.V. to the members of the Board of Management. The granting of TPG ordinary shares will take place under the express condition that at the time of granting, such securities transactions are allowed to be executed by the Company and the grantee under the law and in particular under article 46 and next of the Wet Toezicht Effecten 1995 (prohibition of insider trading) and the TPG rules concerning inside information.

9.	The number of share options is determined annually by the Supervisory Board.
10.	The exercise of the options after the vesting period is subject to performance criteria. Each time options are granted the performance criteria and targets will be determined by the Supervisory Board in a meeting in the year preceding the relevant fiscal year and the members of the Board of Management shall be informed accordingly. The Supervisory Board is entitled to make adjustments to the performance schedule if it is appropriate to do so in its opinion.

11.	Members of the Board of Management shall be obliged to accept the Options and/or SARs granted to them.
12.	No options shall be granted to any eligible member of the Board of Management who is within one year of retirement.
13.	The terms and conditions for granting options are laid down in the share option plan rules. These rules are determined by the Supervisory Board.
14.	Options will only be granted, if
•	at the time of the decision referred to in paragraph 1 of this regulation, neither party has given notice to the other party of the wish to terminate the employment agreement;
•	the member of the Board of Management is not suspended or relieved of his duties.

Back to Contents

APPENDIX 3

To the Employment Agreement between TPG N.V. and Mr. David G. Kulik dated as of 15 December 2004 (the Agreement).

Re: Long-Term Incentive Performance Share Plan for Members of the Board of Management of TPG N.V. (a/k/a TPG Performance Share Plan)

1.	Each year, after the Supervisory Board meeting approving the annual accounts with respect to the relevant fiscal year, pursuant to a proposal made by the Remuneration Committee of the Supervisory Board, the Supervisory Board shall grant ordinary shares of TPG N.V. to the members of the Board of Management. The granting of TPG ordinary shares will take place under the express condition that at the time of granting, such securities transactions are allowed to be executed by the Company and the grantee under the law and in particular under article 46 and next of the Wet Toezicht Effectenverkeer 1995 (prohibition of insider trading) and the TPG rules concerning inside information.

2.	The number of shares is determined annually by the Supervisory Board.
3.	The release of the shares after the performance period is subject to performance criteria. Each time shares are granted the performance criteria and targets will be determined in a meeting of the Supervisory Board in the year preceding the relevant fiscal year and the members of the Board of Management shall be informed accordingly. The Supervisory Board is entitled to make adjustments to the performance schedule if it is appropriate to do so in its opinion.

4.	Members of the Board of Management shall be obliged to accept the shares granted to them.
5.	No shares shall be granted to any eligible member of the Board who is within one year of retirement.
6.	The terms and conditions for granting shares are laid clown in the rules applicable to the performance share plan. These rules are determined by the Supervisory Board.
7.	Shares will only be granted, if:
•	at the time of the decision referred to in paragraph 1 of this regulation, neither party has given notice to the other party of the wish to terminate the employment agreement;
•	the member of the Board of Management is not suspended or relieved of his duties.

Back to Contents

APPENDIX 4

To the Employment Agreement between TPG N.V. and Mr. David G. Kulik dated as of 15 December 2004 (the Agreement).

Re: List of Groups of Companies as Referred to in Article 16.1

➢	Deutsche Post (DWPN)
➢	UPS
➢	FedEx
➢	Nippon Express
➢	Schenker
➢	Exel
➢	Kuehne & Nagel
➢	Panalpina
➢	CNF/Menlo
➢	Expeditors
➢	CH Robinson
➢	Uti Worldwide
➢	EGL
➢	Penske
➢	and all European postal operators

Back to Contents

     Exhibit 4.7

Board Agreement

The undersigned:
1.	TPG N.V., established at Amsterdam, represented by Mr M. Tabaksblat as Chairman of the Supervisory Board and by Mr M.P. Bakker as CEO, hereinafter "the Company";
and
2.	Ms Marie-Christine Lombard, residing at [intentionally deleted], hereinafter "the Executive";
Whereas:
•	The Executive has been employed by the French company Société TNT Newco SNC ("TNT Newco SNC"), established under the laws of France, since 16 June 2003 on the basis of an employment agreement dated 10 March 1999, as amended on16 June 2003;

•	The Executive has been appointed member of the Board of Management with the personal title of Group Managing Director Express of the Company by a resolution of the Supervisory Board dated 19 December 2003, effective as of 1 January 2004;

•	The appointment as member of the Board of Management entailed the relinquishment of the offices of gérant of Key Holding SNC, TNT Express France SNC, TNT Jet Services Europe SNC, TNT Spare SNC and TNT Side Inc.;

•	The Executive and the Company have agreed that, in addition to this employment agreement, the Executive continues to be employed by TNT Newco SNC, which employment shall be governed by the separate employment agreement, as amended on this same date;

•	The Executive will be expected to devote her time and energy in full in a way commensurate with the best interests of the Company and its affiliated companies;

Back to Contents

Declare to have agreed as follows:

1.	Date of Commencement of Employment and Position
1.1	The Executive enters into an employment agreement with the Company in the position of member of the Board of Management with the personal title of Group Managing Director Express, effective as of 1 January 2004.

1.2	In connection with the work activities as member of the Board of Management under this agreement, the Executive's normal place of work shall be Hoofddorp, The Netherlands. The Company will be entitled to change the place of employment after consultation with the Executive. In addition, the parties accept that the position entails considerable travelling.

1.3	The Executive is obliged to do or to refrain from doing all that an officer in similar positions should do or should refrain from doing. The Executive shall fully devote herself and her energy to promoting the interests of the Company.

1.4	The Executive has the obligation which has been or will be imposed by law, by the articles of incorporation of the Company and in any board regulations as such regulations shall apply from time to time.

2.	Duration of the Agreement, Notice of Termination and Severance
2.1	This agreement is entered into for a definite period of 4 (four) years. Accordingly, this agreement will terminate by operation of law, without notice being required, on 31 December 2007.
2.2	Without prejudice to paragraph 1 of this article, this agreement may be terminated by either party during its term with due observance of a notice period of 6 months for the Company and a notice period of 3 months for the Executive.

2.3	If after expiry of the period referred to in paragraph 1 of this article the employment agreement is continued for a definite or an indefinite period, the employment agreement may be terminated by either party by giving notice with due observance of a notice period of 6 months for the Company and a notice period of 3 months for the Executive. The agreement shall terminate in any event, without notice being required, on the first day of the month following the date on which the Executive reaches the pensionable age under the applicable Pension Plan.

Back to Contents

2.4	If the Company gives notice of termination of the employment agreement, unless the Executive has given an urgent cause for such notice, a severance amount of € 120,000 gross only will be made available to the Executive upon the effective date of termination. No severance amount shall be made available to the Executive if this agreement terminates by operation of law, as mentioned in article 2.1.

3.	Compensation
3.1	As of 1 July 2004, the Executive's yearly board fee shall amount to 120,000 gross per year, which shall be paid in twelve equal instalments at the end of each month. In addition to this amount the Executive shall not be entitled to the payment of a holiday allowance.

4.	Tax and Social Security
4.1.	The Company and the Executive will apply to the Netherlands Tax Office for permission to operate an untaxed allowance for extraterritorial expenses on the basis of the facility incorporated into the Dutch Wage Tax Act effective January 1, 2001 (commonly known as the “30% facility”). The Company will not be held liable for any financial consequences should this qualification be refused or at any time be reversed.

4.2.	With respect to the application of the 30%-facility, the following will be taken into account:
1.	If, and insofar, Executive is, based on article 9 of the ‘Uitvoeringsbesluit loonbelasting 1965’, entitled to receive a tax-free cost reimbursement for extraterritorial costs, it has been agreed with the Executive that her current employment income (“loon uit tegenwoordige dienstbetrekking”), will be reduced accordingly so that 100/70 of her current employment income equals the originally agreed current employment income.

2.	If, and insofar, article 1 is applicable, the Executive receives a cost reimbursement for extraterritorial costs from the Company equal to 30/70 of the current employment income as agreed in article 1.

3.	The Executive acknowledges the fact that an adjustment of the agreed remuneration of article 1 can influence all employment income related payments and benefits like pension and social security benefits.

Back to Contents

4.3	The Executive will remain under the French Social Security System, to the extent as allowed from a social security and fiscal law point of view.
5.	Short Term Incentive Bonus Plan
5.1	The bonus incentive plan for the members of the Board of Management and the connected share matching scheme, as these are established from time to time by the Supervisory Board, apply to the Executive. The bonus incentive plan is outlined in Exhibit A to this agreement. The bonus shall be paid 75% in cash and 25% in TPG ordinary shares (“the Bonus Shares”). All possible tax and social security consequences shall be for the account of the Executive.

6.	Long Term Incentive Matching Plan
6.1	If at least 50% of the Bonus Shares allocated are held for a period of three years, under the current matching plan, the Company will match these Shares by granting additional Shares on a 1:1 basis. The rules of the relevant Matching Plan and its underlying regulations, as these are established from time to time by the Supervisory Board, apply to the Executive. Any and all possible tax and social security consequences related to the granting, vesting, exercising and/or sale of shares shall be for the account of the Executive. The Executive shall only sell shares after consultation with the compliance officer and after the approval of the Chairman of the Supervisory Board. Any shares acquired by the Executive as a result of the Matching Plan may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a closed period. The TPG Code entitled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) applies to the Executive.

7.	Long Term Incentive Option Plan
7.1	The rules of the relevant share option plan of TPG N.V. and its underlying regulations and criteria for granting options, as these are established from time to time by the Supervisory Board, apply to the Executive. The share option plan is outlined in Exhibit B to this agreement. Any possible tax and social security consequences related to the granting, vesting and/or exercise of share options and subsequently of the underlying shares shall be for the account of the Executive. The Executive shall only exercise options after consultation with the compliance officer and after the approval of the Chairman of the Supervisory Board. Any shares acquired by the Executive as a result of exercising options may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may

Back to Contents

not be sold in a closed period. The TPG Code entitled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) applies to the Executive. The parties have agreed that at the first possible opportunity (2004) the Executive shall be granted options.

8.	Long Term Incentive Share Plan
8.1	The rules of the relevant performance share plan of TPG N.V. and its underlying regulations and criteria for granting shares, as these are established from time to time by the Supervisory Board, apply to the Executive. The performance share plan is outlined in Exhibit C to this agreement. Any and all possible tax and social security consequences related to the granting, vesting, exercise and/or sale of shares shall be for the account of the Executive. Any shares acquired by the Executive may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a closed period. The TPG Code entitled Voorkoming Misbruik Voorwetenschap (prevention of insider trading) and the rules of the TPG performance share plan apply to the Executive. The parties have agreed that at the first possible opportunity (2004) the Executive shall be granted a number of shares.

9.	Company Car
9.1.	The Company shall provide the Executive with a company car commensurate with her position under conditions established from time to time by the Supervisory Board. As a member of the Board of Management the Executive is entitled to a company car with a maximum catalogue price of € 90,000 inclusive of BPM and VAT. The car will be equipped with an alarm system. All the costs of fuel and normal maintenance shall be for the account of the Company.

10.	Expenses
10.1	The business oriented expenses incurred by the Executive in the execution of her business tasks shall be reimbursed by the Company on receipt of a specified statement of expenses and supporting receipts. Any possible tax and social security consequences will be for the account of the Executive.

11.	Telephone Costs
11.1	The Company shall pay the costs related to the subscription and ongoing costs of a private telephone. The fixed fiscal amount ("forfait") - shall be treated as taxable

Back to Contents

income. In addition, the Company shall pay the costs of a mobile telephone and fax or other tools of communication that will be made available to the Executive and are necessary for her to adequately perform her duties. Any possible tax and social security consequences, related to this arrangement, are for the account of the Executive.

12.	Disability
12.1	In the event of disability of the Executive as defined in article 7:629 of the Dutch Civil Code, the Company shall pay to the Executive from the first day of disability 100% of the board fee as defined in article 3 up to a maximum of 12 months. If the disability continues after the first 12 months, the Company shall for a subsequent period of at most 12 months pay 70% of the board fee as defined in article 3. Periods of disability with an interruption of not more than four weeks shall be regarded as linked together.

12.2	The Executive shall not be entitled to the board fee payment referred to above, if and to the extent that she can validly claim damages in connection with her disability from a third party on account of loss of salary and if and to the extent that the payments by the Company referred to above exceed the minimum obligation referred to in article 7:629 sub 1 of the Dutch Civil Code. In this event, the Company shall satisfy payment solely by means of an advanced payment on the compensation to be received from the third party and upon assignment by the Executive of her rights to damages vis-à-vis the third party concerned up to the total amount of advanced payments made. The advanced payments shall be set off by the Company if the compensation is paid or, as the case may be, in proportion.

12.3	The following shall be deducted from the board fee owed by the Company:
(a)	the amounts of any cash benefit to which the Executive is entitled under any statutory or other insurance or from any social or other fund membership of which has been stipulated contractually or results from this contract of employment. These amounts include in any event payments made to the Executive from the French disability scheme applicable within “the Société”;

(b)	the amounts of earned income for work which the Executive has performed elsewhere, despite her disability, other than for the Company, either under a contract of employment or otherwise.

Back to Contents

13.	Confidentiality
13.1	During the continuance of the employment or at any time after the termination thereof the Executive shall not, except in the proper course of her duties hereunder or as may be required by law, disclose to any person, firm or corporation without the previous consent in writing of the Company any and all information concerning the business, finance, future plans and proposals, designs, technical processes and plans, trade secrets or other confidential information relating to the Company or its businesses or affiliated companies or of any customer or supplier of which she shall become possessed whilst employed by the Company or prior thereto, nor shall she use or attempt to use any such information in any manner and she shall use her best endeavours to prevent the disclosure of any such information by third parties. This restriction shall continue to apply after the termination of the employment without limitation in point of time but shall cease to apply to information or knowledge that has come into the public domain.

13.2	In case of infringement(s), the Company reserves the right to enter a claim for immediate and total indemnification of losses suffered.
14.	Documents
14.1	The Executive shall not have nor keep in her possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to the Company or to affiliated companies and which have been made available to the Executive as a result of her employment, except insofar as and for as long as necessary for the performance of her work for the Company. In any event the Executive will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof at termination of this agreement or on suspension of the Executive from active duty for whatever reason.

15.	No Additional Occupation
15.1	The Executive shall refrain from accepting remunerated or time-consuming non-remunerated work activities with or for third parties not belonging to TPG, or from doing business for her own account without prior written consent of the Supervisory Board of the Company.

Back to Contents

16.	Non-Competition
16.1	The Executive undertakes not to be employed or involved in any way, directly or indirectly, either for her own account or for the account of others, in an employment agreement or in any consulting arrangement or in any other manner, formally or informally, in or by any company that is an affiliate of any of the ten biggest groups of companies worldwide in relation to (i) Mail, or (ii) Express, or (iii) Logistics in terms of global turnover (total turnover as per last approved annual accounts at the time of the termination of the employment agreement in relation to (i) Mail, (ii) Express or (iii) Logistics) for a period of 18 months after the effective date of termination of the employment agreement, for whatever reasons, without prior written consent of the Company. This obligation does not apply to ownership of common shares registered at a Stock Exchange pertaining to such groups of companies. This restriction applies worldwide.

16.2	In case of infringement(s) the Company reserves the right to enter a claim for immediate and total indemnification of losses suffered.
16.3	This non-competition clause cannot in any way be construed as limiting the rights of TNT Newco SNC and the Executive in relation to the non-competition clause contained in the agreement between these parties.

17.	External Supervisory Board Memberships
17.1	Any external Supervisory Board memberships may not contravene the interests of the Company and the Executive will not hold more than two memberships at the same time. With respect to accepting external Supervisory Board memberships, the Executive shall require the prior written consent of the Chairman of the Supervisory Board. Before accepting any memberships, the Executive shall provide full information regarding the proposed membership to the Chairman of the Supervisory Board.

18.	Penalty
18.1	In the event the Executive breaches the obligations as expressed in articles 13, 14, 15, 16 or 17, the Executive shall, without notice of default being required, pay to the Company for each such breach a penalty equal to an amount of € 100,000 plus a penalty of € 5,000 for each day such breach occurs and continues, notwithstanding any other rights the Company may have. The Company is entitled to claim full damages by way of alternative to the penalty.

Back to Contents

19.	Previous Agreements
19.1	This agreement supersedes all previous agreements and takes their place except for the employment agreement and the terms and conditions following thereof between the Executive and the TNT Newco SNC dated 16 June 2003, as amended on this same date.

20.	Governing Law, No CAO Applicable
20.1	This agreement is governed by the laws of the Netherlands.
20.2	The TPG Collective Labour Agreement is not applicable, with the exception of the provisions relating to availability under special circumstances and relinquishment of rights pertaining to inventions.

In witness whereof, this agreement has been signed and executed in duplicate this 22 September 2004.

TPG N.V.:	The Executive

Mr M. Tabaksblat,	Ms M.C. Lombard
Chairman Supervisory Board

TPG N.V.

Mr M.P. Bakker,
CEO

Back to Contents

Exhibit 8.1

Name	CountryLabel
15-25JAAR.NL B.V.	Netherlands
A.S.S. Logistik Schrader Schachinger GmbH	Austria
A.S.S. Logistik Schrader Schachinger GmbH & Co. KG	Austria
Activ Direktwerbung GmbH	Germany
ADM - Agentura pro Distribuci a Marketing Sro	Czech Republic
Agentura Manon, Spol Sro	Czech Republic
Air Transport Industries (A.T.I.) Limited	Papua New Guinea
Aixor Sarl (Société Aixoise d'Organisations Logistiques)	France
Al Kazemi Imports & Exports WLL	Kuwait
Alltrans Air, Inc.	U.S.A.
Alltrans Carriers, Inc.	Canada
Alltrans Express U.S.A., Inc.	U.S.A.
Alltrans Inc.	U.S.A.
Amihan Management Services Inc.	Philippines
Anji - TNT Automotive Logistics Company Limited	People's Republic of China
Archive and Data Storage Limited (ADS)	U.K.
Auvergne Messagerie Distribution Logistique Sarl	France
AVIOSERVIZI Jet Service Srl	Italy
Avon Sro	Czech Republic
Belgische Distributiedienst NV/SA	Belgium
Bleckmann & Meyer Transitos Internacionais, Limitada	Portugal
Bleckmann (Holding) U.K. Limited	U.K.
Bleckmann (Portugal) Transitarios Internacionais, Limitada	Portugal
Bleckmann Distribution Limited	U.K.
Bleckmann Logistics Limited	U.K.
Bleckmann Solutions B.V.	Netherlands
Briefpartner System AG	Germany
Brilliant Jade Investment Company Limited	British Virgin Islands
Bruna B.V.	Netherlands
Bruna Winkels B.V.	Netherlands
BSC B.V.	Netherlands
BSC South Africa B.V.	Netherlands
C & C - Trasporti e Spedizioni Internazionali Srl	Italy
C.A.T. - Companhia de Afretamentos e de Transportes, Limitada	Portugal
CAR LOG S.A.	Mexico

Back to Contents

Cargo Center Sweden Aktiebolag	Sweden
Cargo Center Sweden KB	Sweden
Cargo Link Aktiebolag	Sweden
Castelletti (USA) Inc.	U.S.A.
CAT - Compagnie d'Affrètement et de Transport SA	France
CAT Argentina SA	Argentina
CAT Benelux NV/SA	Belgium
CAT CHILI S.A.	Chile
CAT España, Fletamentos y transportes SA	Spain
CAT GmbH	Germany
CAT Italia Srl	Italy
CAT Logistic Transportna Doo	Slovenia
CAT Logistics Cargo España Sarl	Spain
CAT Logistics Cargo France SA	France
CAT Logistics Cargo GmbH	Germany
CAT Logistics Cargo Limited	Croatia
CAT Logistics Cargo Polska Sarl	Poland
CAT Logistics Cargo Portugal Sarl	Portugal
CAT Logistics Vehicles Limited	Croatia
CAT Polska Sp zoo	Poland
CAT Transporte GmbH	Austria
CAT UK Services Limited	U.K.
CATLOG Logistica de Transporte SA	Brazil
CAT-WWL Logistics Limited	South Africa
CD Marketing Services Group Limited	U.K.
Cell-Tell SpA	Italy
CEMGA - Consortium d'Exploitation des Magasins Generaux d'Amiens Sarl	France
Cendris (Mauritius) Limited	Mauritius
Cendris 1 Limited	U.K.
Cendris BSC Customer Contact B.V.	Netherlands
Cendris Customer Contact B.V.	Netherlands
Cendris Customer Contact Deutschland GmbH	Germany
Cendris Dataconsulting B.V.	Netherlands
Cendris Deutschland GmbH	Germany
Cendris Document Management B.V.	Netherlands
Cendris Document Presentment B.V.	Netherlands

Back to Contents

Cendris Limited	U.K.
Cendris UK Limited	U.K.
Cerilly Invest SA	Luxembourg
Cimedia Printmedienvertriebsgesellschaft mbH	Austria
Circular Distributors Limited	U.K.
City Courier Nederland B.V.	Netherlands
Colandel NV/SA	Belgium
Colton Carriers (Vic.) Pty. Limited	Australia
Colton Carriers (Vic.) Unit Trust	Australia
COMATRAN - Société de Consignation Maritime et de Transit SA	France
Combined Logistics (Hong Kong) Limited	Hong Kong
Combined Logistics (U.S.A.) Inc.	U.S.A.
Combined Logistics International Mexico SA de CV	Mexico
Compagnie d'Affrètement et de Transport CAT (Suisse) Sarl	Switzerland
Compania de asesoramiento de transporte SA	Mexico
Concord Global Trade & Transport Limited	Hong Kong
Copal Sarl (Compagnie Parisienne de Logistique)	France
CoTrans Logistic GmbH & Co. KG	Germany
CoTrans Logistic Verwaltungs GmbH	Germany
CTI Services, Inc.	U.S.A.
Customized Logistics (UK) Limited	U.K.
Customized Logistics Argentina SA	Argentina
Customized Transportation International Inc.	U.S.A.
CV International Post Corporation UA	Netherlands
Dalmet Pty. Limited	Australia
Data Base Management NV/SA	Belgium
De Digitale Brievenbus B.V.	Netherlands
De Raket B.V.	Netherlands
Denis Bodden NV/SA	Belgium
DGI Direct Marketing Europe B.V.	Netherlands
Dimar Slovakia Sro	Slovakia
Dimar Sro	Czech Republic
DIPSA - Distribution d'Imprimes Publicitaires Sans Adresse NV/SA	Belgium
Distribution Services Europe B.V.	Netherlands
DomiCall sro	Czech Republic
E.O.L. Inc. (in liquidation)	U.S.A.

Back to Contents

Easymall B.V.	Netherlands
EML Srl	Italy
EP Europost AG & Co. KG	Germany
EP Europost Geschaftsfuhrungs AG	Germany
Equity Credit Services Limited	U.K.
Equity Trust Belgium NV	Belgium
Euro Mail B.V.	Netherlands
Eurolettershop Srl	Italy
European Data & Print Services B.V.	Netherlands
European Mail Networks Holding B.V.	Netherlands
Europese Distributiecentrum Maatschappij "E.D.M." B.V.	Netherlands
Exceed Aktiebolag	Sweden
Exceed Denmark A/S	Denmark
Exceed Finland Oy	Finland
Exceed Sweden Aktiebolag	Sweden
Express Belgium NV/SA	Belgium
Factora Factoring und Inkasso GmbH	Germany
Fashionet AG	Switzerland
Freight International Limited	U.K.
FSZ Fahrzeug Service Zentrum GmbH	Germany
G3 Worldwide (Belgium) NV/SA	Belgium
G3 Worldwide (Canada) Inc.	Canada
G3 Worldwide (France) SAS	France
G3 Worldwide (Services) Inc.	U.S.A.
G3 Worldwide (Services) NV/SA	Belgium
G3 Worldwide (Sweden) AB	Sweden
G3 Worldwide (US) Inc.	U.S.A.
G3 Worldwide Aspac Private Limited	Singapore
G3 Worldwide Distribution (Singapore) Private Limited	Singapore
G3 Worldwide Europe B.V.	Netherlands
G3 Worldwide Hungary Kft	Hungary
G3 Worldwide Mail (Australia) Pty Ltd	Australia
G3 Worldwide Mail (Germany) GmbH	Germany
G3 Worldwide Mail (HK) Limited	Hong Kong
G3 Worldwide Mail (Japan) Inc.	Japan
G3 Worldwide Mail (Malaysia) Sdn Bhd	Malaysia

Back to Contents

G3 Worldwide Mail (Singapore) Private Limited	Singapore
G3 Worldwide Mail (Switzerland) AG	Switzerland
G3 Worldwide Mail (UK) Limited	U.K.
G3 Worldwide Mail LLC (Russia)	Russia
G3 Worldwide Mail Logistics (India) Private Limited	India
G3 Worldwide Mail Logistics (Thailand) Company Limited	Thailand
G3 Worldwide Mail N.V.	Netherlands
G3 Worldwide Mail Services GmbH	Austria
G3 Worldwide Netherlands B.V.	Netherlands
GAL - Global Automotive Logistics Sarl	France
GAL Finance SA	Luxembourg
GAMS - Global Automotive Management Services Srl	France
GD Insurance Company Limited	Ireland
GD Net B.V.	Netherlands
Gelders Holding B.V.	Netherlands
Gelders Overslag- en Expeditie Beheer B.V.	Netherlands
Gelders Spetra International B.V.	Netherlands
GFI - Gestion Financière Informatisée NV/SA	Belgium
GfW - Gesellschaft fur Werbemittelverteilung mbH	Austria
Gie Club des Dix	France
GMA Gesellschaft für Marketing und Absatzforderung mbH	Germany
Godshantering Landvetter Aktiebolag	Sweden
Great Western Assurance Company Limited	Barbados, WI
IAC Inc. - Bahamas (in liquidation)	Bahamas
ID Company Fashion B.V.	Netherlands
Ilres Sarl	Luxembourg
Independent Mail B.V. in liquidatie	Netherlands
In-night Express Austria GmbH	Austria
Interloc (Bahamas) Limited (in liquidation)	Bahamas
International Mail (Spain) Sl	Spain
Interpost Group of Companies B.V.	Netherlands
Interpost Handling B.V.	Netherlands
Interpost Handling C.V.	Netherlands
Inversiones TNT Limited y Compania Ltda	Chile
J. McPhee & Son (Australia) Holdings Pty. Limited	Australia
Jet Services Deutschland GmbH	Germany

Back to Contents

Jet Services Deutschland NVS GmbH	Germany
Jet Services Deutschland NVS Verwaltungs GmbH (in liquidation)	Germany
Jet Services Nederland B.V.	Netherlands
Kenniswijk regio Eindhoven B.V.	Netherlands
KEY Logistics Limited	U.K.
Koninklijke TPG Post B.V.	Netherlands
Landvetter Cargo Center Aktiebolag	Sweden
Liege Global Cargo NV/SA	Belgium
Lifecycle Marketing (Mother & Baby) Limited	U.K.
Logika Servizi Srl	Italy
Logipro Oy	Finland
Logispring Investment Fund Holding B.V.	Netherlands
LogiSpring Investment Fund NV/SA	Belgium
Logistics International NV/SA	Belgium
Logistiques Ladoux Sarl	France
Logistiques Nicolas SAS	France
Loyalty Profs B.V.	Netherlands
Lunham & Reeve Inc. (in liquidation)	U.S.A.
M.S. Medienservice GmbH	Austria
Mach++ Express Worldwide Limited	People's Republic of China
Mailprofs Belgium NV/SA	Belgium
Mailprofs Document Services Belgium NV/SA	Belgium
Mailprofs Employment B.V.	Netherlands
Mailprofs Facility B.V. (in liquidatie)	Netherlands
Mailprofs Postkamer Beheer B.V.	Netherlands
Mailprofs Uitzendbureaux B.V.	Netherlands
Mailway Sdn Bhd	Malaysia
Malmö Flygfraktterminal Aktiebolag	Sweden
Malmö Flygfraktterminal KB	Sweden
MCC Holdings Limited	Papua New Guinea
McPhee Group Pension Funds Pty. Limited	Australia
McPhee Transport Pty. Limited	Australia
Mendy Developpement SAS	France
Mendy Limitada	Portugal
Mercury Re Limited	Ireland
Microfilm Reprographics Limited	U.K.

Back to Contents

Moresby Customs and Cartage Pty. Limited	Papua New Guinea
MR Digital Capture Services Limited	U.K.
MR Microrite Systems Limited	U.K.
MR/Lason LLC	U.S.A.
Nationale Stadspostdiensten Nederland B.V.	Netherlands
Net Danmark Express A/S	Denmark
Netwerk VSP B.V.	Netherlands
Netwerk VSP Transport B.V.	Netherlands
New Bricks Services B.V.	Netherlands
Newsagents Wholesale Corporation Limited	U.K.
Newspaper Transport Limited	U.K.
Nord Mendy Sarl	France
NTM - De Nationale Transport Maatschappij NV/SA	Belgium
Nuova Tecno SpA	Italy
NVS Hungary Express Service Szolgáltató Kft	Hungary
Old Bertola Bari Srl (OB Bari Srl)	Italy
Overtrans Srl	Italy
Oy Speditionsservice I.N.T. Aktiebolag	Finland
Pacific East Asia Cargo Airlines Inc. - PEAC	Philippines
Pact Benelux B.V.	Netherlands
Pan Air Lineas Aereas SA	Spain
Patavina Servizi Srl	Italy
Pioneer Logistics Services Inc.	U.S.A.
Piramide Servizi Srl	Italy
PNG Air Charter Services Limited	Papua New Guinea
PNG Air Freight Limited	Papua New Guinea
Polar Air & Seacargo Oy	Finland
Postkantoor-Winkel B.V.	Netherlands
Postkantoren B.V.	Netherlands
PPIC (UK) Limited	U.K.
PPP - Société pour la distribution des Periodiques, Presse et Publicité BVBA	Belgium
PQR Delivery Services Private Limited (in liquidation)	Singapore
Prime Vision B.V.	Netherlands
Print & Mail Intercontinental (Asia) Private Limited (in liquidation)	Singapore
Print Express Zustellservice GmbH	Austria
Privver Holding B.V.	Netherlands

Back to Contents

Privver Licenses B.V.	Netherlands
Programme Office B.V.	Netherlands
Project Hurricane Limited	U.K.
Promark Srl (Postini)	Italy
Promotion & Mailing Services Srl - PMS	Italy
PSP SUB Holding B.V.	Netherlands
PT Skypak International	Indonesia
PT TNT Logistik Indonesia	Indonesia
PTT Post Holdings B.V.	Netherlands
PTT Post Logistiek Maarssen B.V.	Netherlands
PTT Post UK Holdings Limited	U.K.
Recapitalia Tributi Srl	Italy
redmail Address Zustelldienst GmbH	Austria
redmail Logistik & Zustellservice GmbH	Austria
redmail Medienzustellservice Oberösterreich GmbH	Austria
Reply do Brasil Limitada	Brazil
Reply SpA	Italy
Rinaldi l'Espresso Srl	Italy
Riteway Transport Pty. Limited	Australia
Ross Meo Limited	New Zealand
Ruddicks 2000 Limited	U.K.
S.D.O. Servizi di Distribuzione Ottica Srl	Italy
S.I.T.T.A.M. Spedizioni Internazionali Trasporti Terrestri Aerei Marittimi SpA	Italy
SACT Aktiebolag	Sweden
SACT International Aktiebolag	Sweden
Sasakyan Holdings, Inc.	Philippines
Sayer & Company (Transport - I.O.M.) Limited	Isle of Man
Scanfreight (H.K.) Limited	Hong Kong
Scanfreight Inc.	U.S.A.
Scansped Concord N.V.	Netherlands Antilles
Schrader Fairlead Limited	U.K.
SCI Les Chaux Basses	France
SCI Manu Trans Europe	France
Seducom B.V.	Netherlands
SETH SA (Société d'Exploitation du Terminal Havrais)	France
SGAN SA (Société Générale d'Armement et de Naviation)	France

Back to Contents

Shanghai Anji-Suchi Warehousing and Transportation Company Limited	People's Republic of China
Shiculka & Macatch Sro	Slovakia
Site Leasing Worldwide Limited	U.K.
SITTAM Reggio Emilia Srl	Italy
SITTROM Expeditii Internazionale Srl	Romania
SOBER Srl (in liquidation)	Italy
Spedition Bauernfeind GmbH	Germany
Start-up Invest NV/SA	Belgium
Supply Chain Solutions (Asia Pacific) Private Limited	Singapore
Supply Chain Solutions (Hong Kong) Limited	Hong Kong
SVL Schrader Verteil + Logistik BVBA	Belgium
Swiss Post Net AG	Switzerland
T.E.I. - Traffic Express International Co., Ltd.	Thailand
Taylor Barnard Distribution Limited	U.K.
Taylor Barnard Group Limited	U.K.
Taylor Barnard Holdings Limited	U.K.
Tecnologistica NV/SA	Belgium
TEL.I.S. Telecommunication Integrated Services SpA	Italy
Telecontact International B.V.	Netherlands
Telecontact Luxembourg Sarl (in liquidation)	Luxembourg
Telekado B.V.	Netherlands
Telekado Services B.V. (in liquidatie)	Netherlands
Telepost SpA	Italy
Terinvest CVA	Belgium
The Data Depot (Midlands) Limited	U.K.
Timur Carriers (Private) Limited	Singapore
TNT (China) Holding Company Limited	People's Republic of China
TNT (H.K.) Limited	Hong Kong
TNT (PNG) Limited	Papua New Guinea
TNT (UAE) LLC	United Arab Emirates
TNT Air & Ocean B.V.	Netherlands
TNT Airways NV/SA	Belgium
TNT Aiwarys NV/SA, UK branch	U.K.
TNT Akademie Gesellschaft für Training und Personalentwicklung mbH	Germany
TNT Argentina SA	Argentina
TNT Arvil - joint venture TNT Arcese Bonzano SpA	Italy

Back to Contents

TNT Australia Pty. Limited	Australia
TNT Autologistics Limited	U.K.
TNT Automotive Logistics España SA	Spain
TNT Automotive Logistics Hellas S.A.	Greece
TNT Automotive Logistics Poland Sp zoo	Poland
TNT Automotive Logistics SAS	France
TNT Automotive Logistics SpA	Italy
TNT Bulgaria Eood	Bulgaria
TNT Canada Incorporated	Canada
TNT Capital Investments Limited	Hong Kong
TNT Carriers, Inc.	U.S.A.
TNT Central Services Srl	Italy
TNT China Holdings B.V.	Netherlands
TNT Container Logistics (Proprietary) Limited	South Africa
TNT Container Logistics, Inc.	U.S.A.
TNT Container Logistik GmbH	Germany
TNT Contract Logistics Belgium NV/SA	Belgium
TNT Contract Logistics Management B.V.	Netherlands
TNT Customs Clearance Service (Japan) Inc.	Japan
TNT Danmark A/S	Denmark
TNT Despatcher Limited	U.K.
TNT Direct Marketing Services (Shanghai) Company Limited	People's Republic of China
TNT Egypt Limited	Egypt
TNT Europe Finance B.V.	Netherlands
TNT Europe Limited	U.K.
TNT European Airlines Limited	U.K.
TNT Express (Austria) GmbH	Austria
TNT Express (Belgium) NV/SA	Belgium
TNT Express (Canada) Ltd.	Canada
TNT Express (Ireland) Limited	Ireland
TNT Express and Logistics Co., Ltd., Beijing	People's Republic of China
TNT Express Beteiligungsgesellschaft mbH	Germany
TNT Express Brasil Ltda	Brazil
TNT Express Corporation	South Korea
TNT Express Enfield Pty. Limited	Australia
TNT Express Finance B.V.	Netherlands

Back to Contents

TNT Express France Snc	France
TNT Express GmbH	Germany
TNT Express Holdings B.V.	Netherlands
TNT Express Holdings Germany GmbH	Germany
TNT Express Insurance B.V.	Netherlands
TNT Express International Snc	France
TNT Express Luxembourg SA	Luxembourg
TNT Express N.V.	Netherlands Antilles
TNT Express National Snc	France
TNT Express Properties (Berlin) B.V.	Netherlands
TNT Express Properties (Frankfurt) B.V.	Netherlands
TNT Express Properties (München) B.V.	Netherlands
TNT Express Properties (Stuttgart) B.V.	Netherlands
TNT Express Road Network B.V.	Netherlands
TNT Express Verwaltungsgesellschaft mbH	Germany
TNT Express Worldwide (Chile) Carga Ltda	Chile
TNT Express Worldwide (Cambodia) Ltd.	Cambodia
TNT Express Worldwide (CIS) Limited Liability Company	Russia
TNT Express Worldwide (Cyprus) Limited (in liquidation)	Cyprus
TNT Express Worldwide (Euro Hub) NV/SA	Belgium
TNT Express Worldwide (HK) Limited	Hong Kong
TNT Express Worldwide (Israel) Limited	Israel
TNT Express Worldwide (Japan) Inc	Japan
TNT Express Worldwide (M) Sdn Bhd	Malaysia
TNT Express Worldwide (Namibia) (Proprietary) Limited	Namibia
TNT Express Worldwide (NZ) Limited	New Zealand
TNT Express Worldwide (Phils.), Inc.	Philippines
TNT Express Worldwide (Poland) Sp zoo	Poland
TNT Express Worldwide (Portugal) Transitarios, Transportes e Servicos Complementares SA	Portugal
TNT Express Worldwide (Singapore) Private Limited	Singapore
TNT Express Worldwide (South Africa) (Proprietary) Limited	South Africa
TNT Express Worldwide (Spain), S.L.	Spain
TNT Express Worldwide (Thailand) Co. Limited	Thailand
TNT Express Worldwide (UK) Limited	U.K.
TNT Express Worldwide (Zimbabwe) (Private) Limited	Zimbabwe
TNT Express Worldwide Eesti AS	Estonia

Back to Contents

TNT Express Worldwide Franchising Inc.	U.S.A.
TNT Express Worldwide Holdings Inc.	U.S.A.
TNT Express Worldwide Hungary Kft	Hungary
TNT Express Worldwide Investments Limited	U.K.
TNT Express Worldwide Limited	Fiji
TNT Express Worldwide Limited	Ireland
TNT Express Worldwide Mexico SA de CV	Mexico
TNT Express Worldwide N.V.	Netherlands
TNT Express Worldwide N.V., Singapore branch	Singapore
TNT Express Worldwide spol. s.r.o. - Slovakia	Slovakia
TNT Express Worldwide Vamugyintezo Kft	Hungary
TNT Express Worldwide, distribucija, d.o.o.	Slovenia
TNT Express Worldwide, spol. s.r.o. - Czech Republic	Czech Republic
TNT Fashion Distribution B.V.	Netherlands
TNT Fashion Forwarding B.V.	Netherlands
TNT Fashion Group B.V.	Netherlands
TNT Fashion Group France Sas	France
TNT Fashion Logistics B.V.	Netherlands
TNT Fashion Support B.V.	Netherlands
TNT Finance B.V.	Netherlands
TNT Finance Pty. Limited	Australia
TNT Forwarding Holdings Aktiebolag	Sweden
TNT France Holding Snc	France
TNT Freight Management (Amsterdam) B.V.	Netherlands
TNT Freight Management (Argentina) SA	Argentina
TNT Freight Management (Australia) Pty. Limited	Australia
TNT Freight Management (Bangladesh) Limited	Bangladesh
TNT Freight Management (Belgium) NV/SA	Belgium
TNT Freight Management (Canada) Limited	Canada
TNT Freight Management (Chile) SA	Chile
TNT Freight Management (Denmark) A/S	Denmark
TNT Freight Management (Districenter) B.V.	Netherlands
TNT Freight Management (Europoort) B.V.	Netherlands
TNT Freight Management (Finland) Oy	Finland
TNT Freight Management (France) SAS	France
TNT Freight Management (Germany) GmbH	Germany

Back to Contents

TNT Freight Management (Italy) SpA	Italy
TNT Freight Management (Korea) Limited	South Korea
TNT Freight Management (Malyasia) Sdn Bhd	Malaysia
TNT Freight Management (New Zealand) Limited	New Zealand
TNT Freight Management (Norway) AS	Norway
TNT Freight Management (Rotterdam) B.V.	Netherlands
TNT Freight Management (Singapore) Private Limited	Singapore
TNT Freight Management (Sweden) Aktiebolag	Sweden
TNT Freight Management (Taiwan) Limited	Taiwan - Republic of China
TNT Freight Management (Thailand) Limited	Thailand
TNT Freight Management (UAE) L.L.C.	United Arab Emirates
TNT Freight Management (UK) Limited	U.K.
TNT Freight Management (USA), Inc.	U.S.A.
TNT Freight Management Holding Aktiebolag	Sweden
TNT Freight Management Holdings B.V.	Netherlands
TNT Gerenciamento de Fretes do Brasil Ltda	Brazil
TNT Global Express Limited	Bermuda
TNT Global Express SpA	Italy
TNT Headoffice B.V.	Netherlands
TNT Holdings (Benelux) B.V.	Netherlands
TNT Holdings (Deutschland) GmbH	Germany
TNT Holdings (UK) Limited	U.K.
TNT Holdings B.V.	Netherlands
TNT Holdings Limitada	Brazil
TNT India Private Limited	India
TNT Informations Systeme GmbH	Germany
TNT Ingatlanhasznosito Kft.	Hungary
TNT Innight B.V.	Netherlands
TNT Innight NV/SA	Belgium
TNT International Express Tasimacilik Ticaret Limited Sirketi	Turkey
TNT International Mail Holdings B.V.	Netherlands
TNT Latvia Sia	Latvia
TNT Logistica SA de CV	U.S.A.
TNT Logistics (Australia) Pty Limited	Australia
TNT Logistics (Malaysia) Sdn Bhd	Malaysia
TNT Logistics (Thailand) Limited	Thailand

Back to Contents

TNT Logistics Argentina S.A.	Argentina
TNT Logistics Asia Private Limited	Singapore
TNT Logistics Austria GmbH	Austria
TNT Logistics Central and Eastern Europe GmbH	Austria
TNT Logistics Company Limited Shanghai	People's Republic of China
TNT Logistics Corporation	U.S.A.
TNT Logistics España I SA	Spain
TNT Logistics France Sarl	France
TNT Logistics GmbH	Germany
TNT Logistics Group Inc.	U.S.A.
TNT Logistics Holding Italy Srl	Italy
TNT Logistics Holdings B.V.	Netherlands
TNT Logistics Holdings SAS	France
TNT Logistics Holdings UK Limited	U.K.
TNT Logistics India Private Limited	India
TNT Logistics Innight GmbH & Co. KG	Germany
TNT Logistics Innight Holding GmbH	Germany
TNT Logistics Innight Management GmbH	Germany
TNT Logistics International Trading (Shanghai) Co. Ltd.	People's Republic of China
TNT Logistics Italia SpA	Italy
TNT Logistics Korea Chusik Hoesa	South Korea
TNT Logistics Limitada	Brazil
TNT Logistics Netherlands B.V.	Netherlands
TNT Logistics NI Limited	U.K.
TNT Logistics North America Inc.	U.S.A.
TNT Logistics Poland Sp zoo	Poland
TNT Logistics Puerto Rico, Inc.	Puerto Rico
TNT Logistics Servicios de Mexico SA de CV	Mexico
TNT Logistics Singapore Private Limited	Singapore
TNT Logistics Slovakia, s.r.o.	Slovakia
TNT Logistics Subirats SL	Spain
TNT Logistics Switzerland AG	Switzerland
TNT Logistics UK Limited	U.K.
TNT Logistika Spol sro	Czech Republic
TNT Logisztikai Kereskedelmi es Szolgaltato Kft	Hungary
TNT Lojistik ve Dagitim Hizmetleri A.S.	Turkey

Back to Contents

TNT Mail Italia Srl	Italy
TNT Mail UK Limited	U.K.
TNT Management (Bahrain) EC	Bahrain
TNT Management (USA) Inc.	U.S.A.
TNT Materials Handling B.V.	Netherlands
TNT Materials Handling Pty. Limited	Australia
TNT Materials Handling Pty. Limited, New Zealand branch (Pallecons)	New Zealand
TNT Mehrwertlogistik GmbH	Germany
TNT N.V.	Netherlands
TNT N.V., Beijing office	People's Republic of China
TNT Nederland B.V.	Netherlands
TNT Nederland B.V., Portuguese branch	Portugal
TNT New Zealand Limited	New Zealand
TNT Newco Limited	U.K.
TNT NN1 Limited	U.K.
TNT Nopri Logistics NV/SA	Belgium
TNT Norden A/S	Denmark
TNT Norge A/S	Norway
TNT Offshore Islands Express Limited	U.K.
TNT Overnite (M) Sdn Bhd	Malaysia
TNT Participações Limitada	Brazil
TNT Post Direktwerbung Nord GmbH	Germany
TNT Post Direktwerbung Ost GmbH	Germany
TNT Post Direktwerbung Ost Werbeservice GmbH	Germany
TNT Post Direktwerbung Ost Zustelldienste GmbH	Germany
TNT Post Direktwerbung Süd GmbH	Germany
TNT Post Direktwerbung Südwest GmbH	Germany
TNT Post Holding GmbH	Germany
TNT Post Italia SpA	Italy
TNT Post Pakketservice België NV/SA	Belgium
TNT Post Regioservice GmbH	Germany
TNT Production Logistics SA	Spain
TNT Proprietary Limited	U.K.
TNT Real Estate B.V.	Netherlands
TNT Real Estate Development B.V.	Netherlands
TNT Retail Express Limited	Ireland

Back to Contents

TNT Romania Srl	Romania
TNT Sameday SpA	Italy
TNT Services SpA	Italy
TNT Shared Services Centre Pty. Limited	Australia
TNT Shipping & Development Pty. Limited	Australia
TNT Shipping (Aust.) Pty. Limited	Australia
TNT Shipping International B.V.	Netherlands
TNT Side Snc	France
TNT Skypak (Hellas) EPE	Greece
TNT Skypak do Brasil Limitada	Brazil
TNT Skypak Finance B.V.	Netherlands
TNT Skypak Finance B.V., Portuguese branch	Portugal
TNT Skypak Holdings B.V.	Netherlands
TNT Skypak Holdings N.A.N.V.	Netherlands Antilles
TNT Skypak International (Bahrain) WLL	Bahrain
TNT Skypak International (Ireland) Limited	Ireland
TNT Skypak International (Netherlands) B.V.	Netherlands
TNT Skypak International (Netherlands) B.V., Taiwan branch	Taiwan - Republic of China
TNT Skypak International (NZ) Limited	New Zealand
TNT Skypak Sinotrans Limited	People's Republic of China
TNT Spare Snc	France
TNT SPC Limited	U.K.
TNT Suomi Oy	Finland
TNT Superannuation Pty. Limited	Australia
TNT Sverige Aktiebolag	Sweden
TNT Swiss Post AG	Switzerland
TNT TDI Consortium	Italy
TNT Transport (Europe) PLC	U.K.
TNT Transport (N.I.) Limited	U.K.
TNT Transport Group Inc.	U.S.A.
TNT Transport International B.V.	Netherlands
TNT Transport Limited	U.K.
TNT UK Limited	U.K.
TNT USA Inc.	U.S.A.
TNT Worldwide Air Express (U.K.) Limited	U.K.
TNT-Vietrans Express Worldwide (Vietnam) Company Limited	Vietnam

Back to Contents

Trans Melanesian Airways Limited	Papua New Guinea
Transports Pierre Mendy Sarl	France
Traspex Sud Srl	Italy
UAB TNT	Lithuania
United Consolidation Service Aktiebolag	Sweden
Via Acquisitie B.V.	Netherlands
Vines Services Private Limited (in liquidation)	Singapore
Vines Services Sdn Bhd (in liquidation)	Malaysia
VIP Airfreight NZ Limited	New Zealand
VIP Airfreight Pty Limited	Australia
VIP Logistics Australasia Limited	New Zealand
VIP Logistics Pty Limited	Australia
Wilson (F.E.) Limited	Hong Kong
Wilson Australia Holdings Pty. Limited	Australia
Wilson Denmark Holding A/S	Denmark
Wilson Freight (Far East) Limited	Hong Kong
Wilson Freight Shanghai Limited	People's Republic of China
Wilson Logistics de Venezuela, C.A. (in liquidation)	Venezuela
Wilson Logistics Holdings USA, Inc.	U.S.A.
Wilson Logistics Limited - Bahamas (in liquidation)	Bahamas
Wilson Overseas Aktiebolag	Sweden
Wilson Sandhu Logistics (India) Private Limited	India
XP International B.V.	Netherlands

Back to Contents

Exhibit 12.1

I, M.P. Bakker, certify that:

1.	I have reviewed this annual report on Form 20-F of TNT N.V., a company incorporated under the laws of the Netherlands;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

(b)	evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation.

5.	The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: 24 February, 2006

/s/ M.P. Bakker

Chief Executive Officer

Back to Contents

Exhibit 12.2

I, J.G. Haars, certify that:

1,	I have reviewed this annual report on Form 20-F of TNT N.V., a company incorporated under the laws of the Netherlands;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the company and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

(b)	evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation.

5.	The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: 24 February, 2006

/s/ J.G. Haars

Chief Financial Officer

Back to Contents

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TNT N.V. (the "Company") on Form 20-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Report"), I, M.P. Bakker, the Chief Executive Officer of the Company, certify pursuant to 18 U.S.C., section 1350, that to my knowledge, on the date hereof:

(1)	To the best of my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	To the best of my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 24 February, 2006

/s/ M.P. Bakker

Chief Executive Officer

Back to Contents

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TNT N.V. (the "Company") on Form 20-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Report"), I, J.G. Haars, the Chief Financial Officer of the Company, certify pursuant to 18 U.S.C., section 1350, that to my knowledge, on the date hereof:

(1)	To the best of my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	To the best of my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 24 February, 2006

/s/ J.G. Haars

Chief Financial Officer

Back to Contents

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-123342) of TNT N.V. of our report dated 24 February 2006 relating to the financial statements as of and for the year ended 31 December 2005, which appears in this Form 20-F.

Amsterdam, 27 February 2006
PricewaterhouseCoopers Accountants N.V.

Drs M. de Ridder RA