Form 20-F
period 2006-12-31
TNT N.V.
filed 2007-03-01
CIK 1062573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 - F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

For the transition period from___________________to____________________

Commission File Number: 001-14824

TNT N.V.
(Exact name of Registrant as specified in its charter)
Not Applicable	The Netherlands
(Translation of Registrant's name into English)	(Jurisdiction of incorporation or organization)

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which
registered:

American Depositary Shares, each representing one ordinary share Ordinary shares, par value €0.48	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary shares:	422,767,600
Special share:	1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

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

Not Applicable

Back to Contents

Back to Contents

I

THE ANNUAL REPORT 2006

ALL THE RIGHT CONNECTIONS

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

TNT	|	ALL THE RIGHT CONNECTIONS	II

ALL THE RIGHT CONNECTIONS

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

III	TNT	|	ALL THE RIGHT CONNECTIONS

WE MEET IN BERLIN

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

TNT	|	ALL THE RIGHT CONNECTIONS	IV

ALL THE RIGHT CONNECTIONS

The theme of this annual report is “All the right connections”. For an express and mail company like TNT, it is all about connections: geographical connections, but also connections between people.

This annual report tells the story of the first year of our “Focus on Networks strategy”. With the sale of logistics and freight management TNT is now more than ever a pure-play network company. The acquisitions in Spain, in India and China have shown the direction TNT is taking: setting up domestic networks in growth regions and tying these in to our international network. The growth of our mail networks in Europe, boosted by acquisitions in Germany and the United Kingdom, also supports our network strategy. The bottom line is we have made a big step in 2006 in offering all the right connections to our customers.

This annual report contains photographs of a number of our employees as well as some customers and the members of our Board of Management. The employees all have personal stories to tell that tie in to our company’s goals and ambitions. But this year we also wanted to include customers in our annual report. Good employees are vital to our success, but so are loyal customers. These customers share their views about TNT as their supplier.

Coresy Melfor, John Ten Heuvel, Angela Chiu, Musa Miyen, John Stockton, Aygül Öezkan, Theo Lap, K.N. Phaniraj, Paloma Romero-Salazar

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

Back to Contents

Back to Contents

V	TNT	|	ALL THE RIGHT CONNECTIONS

WHY WE CAME TO BERLIN

We decided to make the photographs in Berlin for a number of reasons. First of all, Europe is our home market, and Germany, the largest market in Europe, is very important to us. Berlin not only is the capital city of Germany, it is also in many ways at the heart of Europe, well connected to both Western and Eastern Europe. A spider in the European web, Berlin symbolises the All the right connections theme.

After the fall of the wall between East and West Berlin in 1989 widespread construction work has changed the face of the city, turning Berlin into a showcase of modern architecture and a symbol of European optimism and drive. This is also what we want to show in these photographs.

< Library of German Parliament, Maria-Luise_Lüders Haus

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

VI

CAUTIONARY NOTE REGARDING
FORWARD-LOOKING
STATEMENTS

Except for historical statements and discussions, statements contained in this annual report constitute “forward looking statements” within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Other documents of TNT filed with or furnished to the US Securities and Exchange Commission, including those incorporated by reference in this annual report, may also include forward looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf.

Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, including targets, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “aim”, “hope”, “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed in or implied. These forward-looking statements are based on current expectations, estimates, forecasts, analyses and projections about the industries in which TNT operates, and management’s beliefs and assumptions about future events. Important factors that may cause such differences include, but are not limited to:

•	substitution of alternative methods for delivering information for our mail services,
•	regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standards, liberalisation in the Dutch and European postal markets and the outcome of regulatory proceedings,
•	competition in our businesses,
•	decisions of competition authorities regarding proposed joint ventures, acquisitions or divestments,
•	compliance with governmental regulations,
•	general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities, epidemic diseases or natural disasters,
•	higher operating costs, as a result of acts of war, terrorism, sabotage, hijacking, increased security requirements or other similar perils,
•	the effect of an economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery,
•	our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,
•	our ability to pass on rising fuel prices,
•	changes in currency and interest rates or our credit rating and their impact on our financing costs and requirements,
•	disruptions at key sites and facilities,
•	incidents resulting from the transport of hazardous materials,
•	mismatches between our investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,
•	strikes, work stoppages and work slowdowns and increases in employee costs,
•	disruptions in our activities due to employee illness as a result of potential pandemic influenza/avian influenza,
•	costs of completing acquisitions or divestitures and integrating newly-acquired businesses,
•	changes in law regarding the limitation of liability for the carriage of goods,
•	significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,
•	market acceptance of our new service and growth initiatives,
•	changes in customer demand patterns,
•	the impact of technology developments on our operations and on demand for our services,
•	disruptions to our technology infrastructure, including our computer systems and website,
•	our ability to maintain aviation rights in important international markets,
•	adverse weather conditions,
•	if our subcontractors’ employees were to be considered our employees,
•	changes in tax laws or their interpretation by authorities, disagreements with authorities about our interpretations of tax laws, and our ongoing tax investigations,
•	impact of cost reduction measures,
•	impact of changes in capital markets,
•	employee misconduct,

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

VII

•	higher costs related to implementation of regulations such as the Sarbanes-Oxley Act,
•	changes in environmental laws or their interpretation by authorities, and disagreements with authorities about our interpretation of environmental laws, and
•	regulatory developments and changes relating to transportation of goods.

For further explanation of the factors that are most applicable to us, see in particular chapter 10 of this annual report on risk factors as well as chapters 2, 3, 4, 5, 7 and 11.

Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this annual report and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revision to any forward-looking statement to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are similarly qualified.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

VIII

TABLE OF

CONTENTS

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

IX

CHAPTER		PAGE

	CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	VI

	INTRODUCTION AND FINANCIAL HIGHLIGHTS	X

1	FROM THE CEO	13

2	INFORMATION ON TNT	17

3	THE EXPRESS DIVISION	29

4	THE MAIL DIVISION	37

5	DISCONTINUED OPERATIONS	47

6	REPORT OF THE SUPERVISORY BOARD	51

7	CORPORATE GOVERNANCE	55

8	REMUNERATION REPORT	67

9	BUSINESS PRINCIPLES AND SOCIAL RESPONSIBILITY	73

10	RISK FACTORS	77

11	OTHER FINANCIAL INFORMATION ON THE COMPANY	85

12	FINANCIAL STATEMENTS	101

	UNITED STATES OPINION	103

	CONSOLIDATED BALANCE SHEETS	105

	CONSOLIDATED STATEMENTS OF INCOME	106

	CONSOLIDATED CASH FLOW STATEMENTS	107

	CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY	108

	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	109

	GENERAL INFORMATION AND DESCRIPTION OF OUR BUSINESS	109

	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	109

	RECENT IFRS PRONOUNCEMENTS	115

	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING TNT’S ACCOUNTING POLICIES	115

	NOTES TO THE CONSOLIDATED BALANCE SHEETS	118

	NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME	136

	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS	148

	ADDITIONAL NOTES	151

	TNT N.V. CORPORATE BALANCE SHEETS	172

	TNT N.V. CORPORATE STATEMENTS OF INCOME	172

	NOTES TO THE CORPORATE BALANCE SHEETS AND STATEMENTS OF INCOME	173

	OTHER INFORMATION	177

	EXTRACT FROM THE ARTICLES OF ASSOCIATION ON APPROPRIATION OF PROFIT	178

	APPROPRIATION OF PROFIT	178

	SPECIAL CONTROL RIGHTS UNDER THE ARTICLES OF ASSOCIATION	178

	GROUP COMPANIES OF TNT N.V.	178

	SUBSEQUENT EVENTS	178

13	REGULATORY ENVIRONMENT	179

14	INVESTOR RELATIONS	185

15	CROSS REFERENCE TABLE TO FORM 20-F	195

The report of the Board of Management is included in chapter 2 up to and including chapter 5, 7 and in chapter 11.

The information in this annual report, and in particular that in chapters 2, 3, 4, 5, 7 and 11, should be read in conjunction with our consolidated financial statements that can be found in chapter 12.

This annual report can also be viewed on our website: www.tnt.com. Any information on our website other than the contents of this annual report does not form part of our annual report.

	Investing in our securities involves risk. Carefully consider the risk factors set out in chapter 10 of this annual report.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

X

INTRODUCTION AND FINANCIAL
HIGHLIGHTS

This is TNT’s annual report for the financial year ended 31 December 2006, prepared in accordance with Dutch regulations. It also forms the basis of our annual report on Form 20-F, which will be filed with the United States Securities and Exchange Commission (SEC). For cross references to Form 20-F, see chapter 15.

Unless otherwise specified or the context so requires, “we”, “us”, “our”, “TNT” and the “company” refer to TNT N.V. and all its group companies as defined in article 24b of Book 2 of the Dutch Civil Code.

We are domiciled in the Netherlands, which is one of the member states of the European Union (EU) that has adopted the euro as its currency. Accordingly, we have adopted the euro as our reporting currency. In this annual report the euro is also referred to as “€”. For your convenience certain amounts in euro have been translated into United States dollars at an exchange rate of $1.3197 per €1.00. This is the noon buying rate in the City of New York on 29 December 2006 for cable transfers as certified by the Federal Reserve Bank of New York. References to “dollars”, “US dollars” and “$” are references to United States dollars. The US dollar amounts presented are unaudited. Historical information on the dollar to euro exchange rate can be found in chapter 14, page 188. We do not represent that the US dollar amounts included in the US dollar convenience translations or any amounts translated from euro into any other currency could have been converted from euro at the rates indicated.

Up to and including the year 2004, we prepared our consolidated financial statements in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP). As required by EU regulation, as of 2005 our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the comparative 2004 data have been adjusted accordingly. For TNT, there are no differences between IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board. For a description of the differences between IFRS and US GAAP that affect the reconciliation of our IFRS net income and shareholders’ equity to those under US GAAP, see note 35 to our consolidated financial statements.

SELECTED FINANCIAL DATA

The selected financial data below have been derived from our audited consolidated financial statements and the related notes included in chapter 12 of this report. The selected consolidated financial data in accordance with US GAAP for 2006 have been derived from our audited consolidated financial statements. Prior year’s US GAAP selected consolidated financial data have been adjusted to reflect the impact of our discontinued logistic and freight management businesses.

We have acquired and divested a number of companies and businesses during the years, which limits the comparability of our year-on-year figures.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

XI

	Year ended and position at 31 December

SELECTED FINANCIAL DATA IFRS	2006	2006	2005	2004

	US$	€	€	€

STATEMENTS OF INCOME

Total revenues	13,277	10,060	9,329	8,827

Other income	86	65	38	8

Salaries, pensions and social security contributions	(4,466)	(3,384)	(3,318)	(3,216)

Depreciation, amortisation and impairments	(420)	(318)	(303)	(296)

Other expenses	(6,794)	(5,147)	(4,598)	(4,213)

Total operating expenses	(11,680)	(8,849)	(8,219)	(7,725)

Total operating income	1,683	1,276	1,148	1,110

Profit before income taxes	1,614	1,223	1,146	1,092

Profit for the year from continuing operations	1,092	828	770	720

Profit/(loss) from discontinued operations	(207)	(157)	(109)	32

Profit attributable to the equity holders of the parent	884	670	659	752

RATIOS

Operating margin (%) [1]	12.7	12.7	12.3	12.6

Average number of outstanding shares (in milions)	420.7	420.7	454.4	473.4

Earnings per ordinary share (in cents) [2]	210.1	159.3	145.0	158.9

Earnings from continuing operations per ordinary share (in cents) [2]	259.3	196.6	169.0	152.1

Earnings from discontinued operations per ordinary share (in cents) [2]	(49.2)	(37.3)	(24.0)	6.8

Average number of outstanding shares on diluted basis (in milions)	423.9	423.9	456.4	474.0

Earnings per diluted share (in cents) [2]	208.6	158.1	144.4	158.7

Earnings from continuing operations per diluted share (in cents) [2]	257.4	195.1	168.3	151.9

Earnings from discontinued operations per diluted share (in cents) [2]	(48.8)	(37.0)	(23.9)	6.8

Dividend per share (in cents) [3]	96.3	73.0	63.0	57.0

Dividend pay-out ratio (%) [4]	45.8	45.8	43.4	35.9

BALANCE SHEETS

Non-current assets	4,985	3,777	3,663	5,070

Current assets	2,800	2,122	2,355	3,159

Assets held for sale	540	409	2,378

Total assets	8,325	6,308	8,396	8,229

Equity	2,650	2,008	3,279	3,344

as % of total liabilities and equity	31.8	31.8	39.1	40.6

Non-current liabilities	2,127	1,612	1,608	2,221

Current liabilities	3,355	2,542	2,279	2,664

Liabilities related to assets classified as held for sale	193	146	1,230

Total liabilities and equity	8,325	6,308	8,396	8,229

CASH FLOWS FROM CONTINUING OPERATIONS

Net cash from operating activities	1,131	857	969	690

Net cash used in investing activities	1,409	1,068	(262)	(266)

Net cash used in financing activities	(2,840)	(2,152)	(768)	(298)

Changes in cash and cash equivalents	(300)	(227)	(61)	126

CASH FLOWS FROM DISCONTINUED OPERATIONS

Net cash from operating activities	(83)	(63)	43	268

Net cash used in investing activities	(40)	(30)	(22)	(24)

Net cash used in financing activities	48	36	8	(202)

Changes in cash and cash equivalents	(75)	(57)	29	42

(in millions, unless otherwise stated)
1	Operating income as percentage of total revenues.
2	Profit attributable to equity holders of the parent divided by the average number of (diluted) ordinary shares.
3	For 2006 based on the proposed annual dividend amount divided by the number of outstanding shares per 26 February 2007.
4	Dividend as percentage of earnings per share (EPS).

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

XII

		Year ended and position at 31 December

SELECTED FINANCIAL DATA US GAAP
	2006	2006	2005 [1]	2004	[1]	2003 [1]	2002	[1]

	US$	€	€	€		€	€

INCOME STATEMENT

Total revenues	13,276	10,060	9,329	8,827		8,353	8,403

Total operating income	1,692	1,282	1,134	1,054		738	1,011

Profit before income taxes	1,622	1,229	1,132	1,036		784	954

Profit for the year from continuing operations	1,096	831	765	675		334	639

Profit/(loss) from discontinued operations	(228)	(173)	(131)	39		(2)	78

Profit attributable to the equity holders of the parent	867	657	632	714		332	717

Profit attributable to minority interests	1	1	2

Earnings per ordinary share (in cents)	206.1	156.2	139.1	151.9	[2]	69.9	150.9

Earnings per diluted ordinary share (in cents)	204.6	155.0	138.5	151.7	[2]	69.8	150.9

Earnings from continuing operations per ordinary share (in cents)	260.4	197.3	167.9	143.6	[2]	70.3	134.5

Earnings from continuing operations per diluted ordinary share (in cents)	258.4	195.8	167.2	143.4	[2]	70.3	134.5

Earnings from discontinued operations per ordinary share (in cents)	(54.3)	(41.1)	(28.8)	8.3		(0.4)	16.4

Earnings from discontinued operations per diluted ordinary share (in cents)	(53.8)	(40.8)	(28.7)	8.3		(0.4)	16.4

BALANCE SHEETS

Non-current assets	5,336	4,043	5,064	5,006		5,261	5,797

Current assets	2,800	2,122	3,334	3,160		2,858	2,693

Assets held for sale	540	409	12

Total assets	8,676	6,574	8,410	8,166		8,119	8,490

Equity	2,073	1,571	2,757	2,622		3,146	3,110

as % of total liabilities and equity	23.9	23.9	32.8	32.1		38.7	36.6

Non-current liabilities	3,055	2,315	2,413	2,621		2,499	2,790

Current liabilities	3,355	2,542	3,240	2,923		2,474	2,590

Liabilities related to assets classified as held for sale	193	146

Total liabilities and equity	8,676	6,574	8,410	8,166		8,119	8,490

(in millions, unless otherwise stated)
1	Prior years have been adjusted to reflect the discontinuation of the logistics and freight management businesses.
2	Number of shares used in calculation differ from number of shares used to calculate earnings per share under IFRS. The second tranche of shares repurchased from the State of the Netherlands were accounted for in 2004 under US GAAP and in 2005 under IFRS.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

Back to Contents

Back to Contents

13	CHAPTER 1

FROM THE

CEO

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 1	|	FROM THE CEO	14

DELIVERING ON OUR PROMISES

DEAR COLLEAGUES, FELLOW
SHAREHOLDERS, CUSTOMERS
AND OTHER READERS,

It is great when a plan comes together, and that’s exactly what happened for TNT in 2006. This annual report presents TNT’s first year since we announced our Focus on Networks strategy.

We believe you will agree, after reading this annual report, that 2006 was indeed a successful year for TNT. Not just because of our strong operational results, the successful ways some of the hard choices of 2005 were executed, or the imaginative new ways our people found to improve our business, but because all these things happened AND we laid the basis for continued success. In other words strategy in action: delivering results and at the same time building new platforms for growth.

FOCUS ON NETWORKS
With our newly focused strategy differentiating us in the market, we’re pleased to report that the operating results in our mail and express networks were strong. The margins in both Mail and Express remained at best-in-industry levels. Overall, TNT’s revenues grew by 7.8% compared to 2005, while operating income was up 11.1%. Our profit from continuing operations, which best reflects our business going forward, was up 7.5% in 2006.

In Express, revenue growth was well above 10%, and the margin approached 10% for the first time. Capacity at our air and road hubs in Liège and Duiven was expanded, and service quality was excellent throughout our European network despite occasional volume peaks caused by the kilo and consignment growth. We made significant progress in standardising our IT systems and key processes throughout our operations. In 2006, we added a Boeing 737 and a Boeing 747-400 ERF to our air fleet. Three more Boeing 737s and an additional Boeing 747-400ERF will follow in 2007. The Boeing 747-400ERFs will fly five times a week between our Liège hub and Shanghai, strengthening our Europe-to-China connection.

As part of our “Focus on Networks” strategy, we made important investments that increase our network coverage in selected markets. Simply put, TNT is acquiring domestic (road-based) network coverage in key growth markets around the world. We aim to upgrade service levels in these networks, standardise the processes and build connections with our express operations around the world. As part of this strategy, we acquired new growth platforms in 2006: TG+ in Spain and Speedage in India. We signed an equity transfer agreement with Hoau in China, and we expect to complete this transaction in early 2007. On 10 January 2007, we announced the acquisition of Brazilian express operator Mercúrio, establishing a leadership position in the domestic express market in South America. Integrating these large operations into the TNT express organisation will require our full attention in 2007.

In Mail, discussions around the liberalisation of the European market are playing out at two levels. We are awaiting the final decision from The Hague about the postal law in the Netherlands. Key outstanding questions concern the timing for fully opening the mail market, 1 January 2008 or later?, and the requirements of the Universal Service Obligation (USO). We continue to lobby for a level playing field, which would mean opening the United Kingdom’s and Germany’s mail markets at the same time the Dutch market opens. In Brussels we’ve seen the European Commission’s first proposal to open all European postal markets on 1 January 2009. Discussions in the European Parliament will continue in 2007.

In the Dutch market, where 55% of the volume is already open to competition, we have experienced competition as well as pressure from ongoing substitution. Our Dutch mail volumes declined by some 4% in 2006, in line with our expectations and cost-saving measures. The key priority for our mail business remains continuing to maintain the best possible service quality for our customers while making costs more flexible inside this leading mail delivery network.

In December 2006, we announced a series of new initiatives in the Master Plans for Mail in the Netherlands. In the coming years we expect to implement the next wave of measures aimed at realising additional cost savings of €300 million annually, as well as new commercial initiatives to counterattack competition. These initiatives will make it possible to protect the future cash flow of Mail Netherlands despite ongoing volume declines of between 3% and 4% annually. In early 2007, we will give due attention to discussing these plans with our employees through their Works Councils and trade unions.

Outside the Netherlands, our mail activities saw revenue expansion of more than 25%. Our European Mail Networks are active in eight European countries. Our main push for growth is aimed at developing true competitive offerings in the United Kingdom and Germany. In the United Kingdom, where network access is part of the regulatory regime, TNT Post won significant mail contracts, more than any other market entrant. Transitioning to our own end-to-end delivery network, which we believe is the only sustainable way to compete, requires formidable efforts in 2007. In Germany we have focused mainly on expanding our household coverage by setting up our own networks. Germany is a difficult market; conditions there do not even resemble a level playing field. Expansion in the market will continue to be expensive until mail volumes catch up with the delivery capacity we must put in place to offer German customers a competitive alternative. Given the size of the market and our progress to date, however, we remain highly committed to developing this opportunity.

As part of European Mail Networks expansion, we acquired PostCon in Germany and JD Williams in the United Kingdom, and various other smaller mail companies, including Italy.

SALE OF NON-CORE BUSINESSES
During 2006 we were able to deliver on our promise to focus on what we do best: managing delivery networks. Two businesses were disposed of, reducing our workforce by approximately 35,500 employees and our revenues by some

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

15	FROM THE CEO	|	CHAPTER 1

€3.7 billion. We believe we found good new owners for each of the businesses and good deals were made. We thank the various Works Councils for their involvement, advice and support during these often complex and sensitive projects.

In November 2006, we concluded the sale of our logistics business. After an intense sales process that involved many interested parties, we decided to sell TNT Logistics to Apollo Management L.P. for €1,480 million on a cash and debt free basis. Even though we had some difficult discussions on the deal and recorded a book loss of nearly €100 million, we’re convinced that the sale was a better decision than continuing to try to improve returns from this complex business. We received proceeds of €1,335 million, of which €15.5 million was received in the form of a 5% equity stake in the new company. On behalf of all of us in the Board of Management and our Supervisory Board, I thank Dave Kulik and all his colleagues, who left TNT to remain with the now CEVA Logistics.

On 16 November, we signed an agreement to sell our freight management business to French logistics service provider Geodis SA. We owned this good business for just over two years and came to the conclusion to sell it for a number of reasons: the logic of keeping it in our portfolio had decreased with our exit of logistics, and the fit with our remaining network businesses was not strong enough to pass on the excellent opportunity to exit. The transaction with Geodis was completed on 5 February 2007. The total net proceeds are approximately €450 million and the resulting book gain around €190 million. The result of the transaction will be accounted for in the first quarter of 2007.

Finally, we have made good progress in resolving our past tax matters. All relevant issues have been investigated and in several juridictions we have already reached agreements with those authorities. In the United Kingdom the tax authorities will issue initial assessments before they and we can effectively continue to seek an agreed solution. The amounts raised in such initial assessments could exceed our previous disclosed and unchanged estimated realistic total contingent liability range of €100-€250 million. However we believe, supported by strong external specialist advice, that it is unlikely that any of these past tax matters will lead to an additional liability beyond what has been accrued to date.

INSTILLING PRIDE IN OUR PEOPLE
At TNT, we passionately believe that it is our people who make the difference. We describe our belief in one sentence: ordinary people doing extraordinary things by working together. We have a large workforce. Their efforts to produce the best service quality every day, to listen to our customers and meet their needs are what make our business grow and succeed. Developing our talent and motivating all our staff is among TNT’s most important strategic priorities.

For this reason, every year we measure the engagement levels of our people, and improving these engagement scores is part of the annual compensation incentives for our key managers. Employee engagement scores are published in our Social Responsibility report. Increasing employee engagement isn’t always easy; engaging people in regions where our business is growing is easier than doing so in changing or shrinking areas like our Dutch mail activities.

Instilling pride in our people is an important metaphor for working to continuously improve motivation among all our employees. The Board of Management is grateful to all the women and men who worked for TNT in 2006, and we congratulate them on their success. Through the acquisitions in Spain, China, India, Brasil, Germany and the United Kingdom, we added some 25,000 new people to our TNT family. We welcome all of you.

CREATING VALUE FOR OUR SHAREHOLDERS
As part of our December 2005 strategy announcement, we promised to optimise our capital structure to reflect our reduced risk profile after exiting the logistics business. In 2006, we completed the first €1 billion share buy-back programme. We followed with another €1 billion share buy-back from the proceeds of the sale of our non-network logistics business, which completed on 23 January 2007. As part of the second buy-back, we also bought a substantial portion of the shares held by the Dutch government which had decided to sell all of its remaining shares in TNT, after having transferred its special share in the company to us for free.

Since January 2005, TNT has distributed about €2.7 billion to its shareholders, through share buy-back programmes and through dividends, which have increased considerably in the past years.

Dividend per ordinary share.

TNT’s share price increased by 23.4% in 2006. In terms of total shareholder return TNT outperformed its peers and the AEX as shown below.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 1	|	FROM THE CEO	16

For the first time, this annual report contains a report about our internal control over financial reporting, according to the US Sarbanes-Oxley Act standards. We are proud to present this report. Before we were able to do this, our people around the globe put in enormous amounts of work to standardise, improve, document and control our business processes.

The medium-term targets associated with our “Focus on Network” strategy are clear:
•	For Express between 2007 and 2012: expand our leading position in Europe; build leading positions in emerging markets (particularly China, India and Brasil) and Special Services; grow revenues between 10-15% annually and maintain an operating income margin at around 10%.
•	For Mail between 2007 and 2012: actively maintain our strong Dutch mail position amid liberalisation; expand European Mail Networks revenues by an average of approximately 18% annually, with a margin increasing to 10% in 2012.
•	For TNT as a whole between 2007 and 2012: optimise our capital structure, while maintaining an investment-grade credit rating; find ways to reduce the effective tax rate and increase free cash flow.

SHARING RESPONSIBILITY FOR THE WORLD IN WHICH WE OPERATE

Social responsibility is an integral part of the way we do business at TNT. When we talk with our stakeholders, it’s clear that reducing our impact on the environment is one of their main concerns. In 2006, we undertook our Driving Clean project, which aims to achieve a sustainable and significant reduction of our vehicle emissions. We’ll make our existing fleet cleaner by retrofitting trucks and vans with soot filters. We have started buying new vehicles that meet the highest environmental standards possible, and we are investigating all new technologies, both in terms of zero-emission vehicles and alternative fuels. In 2007, we’ll launch new initiatives aimed at reducing our operations’ impact on the global climate.

Our partnership with the World Food Programme (WFP) continued in 2006. Our specialists helped WFP enhance its capabilities by implementing fleet management systems and providing training and expertise in supply chain management. We also assisted WFP in responding to emergency situations in Indonesia, Lebanon, Pakistan and Togo. In May 2006, our employees helped raise awareness for world hunger when more than 750,000 TNT and WFP personnel, families and friends participated in the third Walk the World event, a global sponsored walk encompassing more than 100 countries.

IN CLOSING
All this made 2006 a successful year for TNT. We have many people to thank for their contributions to this success: our customers, our employees, our subcontractors and other business partners, our shareholders, our Supervisory Board members and every other stakeholder who has taken time to help make our company a better one.

With the group in good shape we look forward to the opportunities and challenges of 2007 with enthousiasm. We consider it our business to deliver yours.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

INFORMATION ON THE COMPANY	|	CHAPTER 2

“	If at first you don’t succeed, make sure you do the next time round!”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 2	|	INFORMATION ON THE COMPANY

TNT EXPRESS MADRID

The Spanish are renowned for their love of life and positive nature, and Paloma could only be Spanish. With her ever-ready smile, her interest in those around her and carefully composed appearance, it’s easy to imagine her at society events in Barcelona or Madrid. Yet there is another side to Paloma that makes her so good at her job. She is extremely reliable and down-to-earth. She listens, evaluates and only then will she respond. Thing is, Paloma is a financial expert. She and her team have incorporated a major new company into the TNT fold, including 70 new depots, putting TNT Express well and truly on the map in Spain. Not something you want to do without a clear head.

Paloma: “I will certainly remember 2005 and 2006 as they were the busiest of my career so far. But also the most interesting. Early 2005, TNT decided to purchase the third largest domestic company in Spain, TG+. The Spanish Transaction Team, which I was part of, and a team at Head Office in Hoofddorp worked day and night to organise the merger. After an initial failure, we succeeded second time round in January 2006 thanks to the team’s great enthusiasm and teamwork. Teamwork is the true driver in business, I think.”

“The issues we faced, at least in my area, were that there were few existing resources, reporting standards were not aligned with TNT’s and a huge geographical area that the company covered, spread over 70 depots. We needed to ensure proper branding, deal with numerous cultural differences and give proper training about TNT processes in all areas. Then there was the issue of rules and regulations and determining the all-round risks for the project. This would have all been fine, but we were trying to combine the set-up and transformation of the company while business was still ongoing. Growing in fact. That was the tough part. It’s like trying to repair a train while it’s running at full steam!”

“Almost everything is running smoothly now. Where TG+ offered the warehouse space and vehicles, we were able to offer additional volumes and deploy new operational processes. And we were fortunate to find genuinely enthusiastic people within TG+ who are delighted to be part of the TNT family. It was a great marriage and we are now a real player on the Spanish market!”

“I have to add that none of this would have been possible without the hard work and dedication of my team and everybody else involved in the deal. And the fact that TNT management in Hoofddorp works the way it does. They’re quick to make decisions and treat people with respect, empowering them where possible. But they’re also sticklers for detail. I like that. I’m in Finance after all.”

PALOMA ROMERO-SALAZAR
TNT Express Madrid – Financial Director
49 years old, married, 2 children

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

17	CHAPTER 2

INFORMATION

ON THE

COMPANY

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 2	|	INFORMATION ON THE COMPANY	18

GROUP BUSINESS DESCRIPTION

TNT N.V. is a public limited liability company and was incorporated under the laws of the Netherlands on 29 December 1997 under the name TNT Post Group N.V. We were formed in connection with the transaction pursuant to which the company currently known as Royal KPN N.V. demerged its mail, express and logistics businesses with retroactive effect to 1 January 1998. Our statutory name changed to TPG N.V. on 6 August 2001 and to TNT N.V. on 11 April 2005.

We provide businesses and consumers worldwide with an extensive range of services for their express delivery and mail needs. Our services involve the collection, storage, sorting, transport and distribution of a wide variety of items for our customers within specific time frames, and related data and document management services. Our corporate purpose, described in article 4 of our articles of association, provides the basis for these activities.

The history of our company goes back to 1799, when Dutch postal services were organized into a single national state enterprise. That enterprise formed the basis for the operations of our subsidiary Royal TNT Post B.V. In turn, the roots of our express business stretch back for 60 years when our time-sensitive door-to-door delivery services started as Thomas Nationwide Transport (TNT) in Australia in 1946. Over time we have evolved from being the public postal company in the Netherlands to the international group providing express delivery and mail services we are today. The discontinuation of our logistics business as of 4 November 2006 and our freight management business as of 5 February 2007 are part of that development. We report on the logistics and freight management businesses under Discontinued Operations. See chapter 5.

To date our mail business in the Netherlands is subject to regulations (such as price cap mechanisms) imposed by the Dutch Postal Act and other postal regulations. At the same time, that act extends to our mail business the exclusive right to provide certain reserved postal services. For more information on the operation of the Dutch postal system and concession see chapters 4 and 13. Our other services are not subject to such specific regulations nor are they guarded from competition. Operating the Dutch postal concession also impacts our company’s governance.

Since 20 November 2006 the State of the Netherlands no longer holds shares in our company. On that date the State sold all if its ordinary shares in TNT, representing approximately 10.9% of our outstanding ordinary share capital at the time. Previously, on 17 November 2006, the State of the Netherlands transferred the one special share in our company to us for free. For more information on the background to these transactions see page 156.

TNT N.V. is the parent company of the group. We have our corporate seat in Amsterdam, the Netherlands and are registered in the Commercial Register in Amsterdam under number 27168968.

The following table sets forth, as at 31 December 2006, the name and jurisdiction of incorporation of our significant subsidiaries.

SIGNIFICANT SUBSIDIARIES

Company	Country	Equity Interest

Koninklijke TNT Post B.V.	Netherlands	100%

TNT Express Holdings B.V.	Netherlands	100%

TNT Express Worldwide N.V.	Netherlands	100%

TNT Finance B.V.	Netherlands	100%

TNT Headoffice B.V.	Netherlands	100%

TNT Holdings (Deutschland) GmbH	Germany	100%

TNT Holdings (UK) Ltd.	United Kingdom	100%

TNT Holdings B.V.	Netherlands	100%

TNT UK Ltd.	United Kingdom	100%

The full list containing the information referred to in article 379 and article 414 of Book 2 of the Dutch Civil Code is filed at the office of the Chamber of Commerce in Amsterdam.

We are currently listed on the Amsterdam and New York stock exchanges. In 2006 we delisted from both the London and Frankfurt stock exchanges because the costs and requirements for these listings were not justified given the low trading volume in our shares on those two exchanges. The last day on which our stock traded on the London Stock Exchange was 20 March 2006, and 31 May 2006 was the last day on which our stock traded on the Frankfurt Stock Exchange.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

19	INFORMATION ON THE COMPANY	|	CHAPTER 2

MISSION AND STRATEGY

Our mission is to exceed our customer’s expectations in the transfer of their goods and documents around the world. We deliver value to our clients by providing the most reliable and efficient solutions through delivery networks.

We seek to lead the industry by:
•	instilling pride in our people,
•	creating value for our shareholders, and
•	sharing responsibility for the world in which we operate.

Our strategy is to focus on providing delivery services by expertly managing delivery networks. This strategy contains manageable execution risks and is based on our core strengths with the objective of achieving profitable growth. We manage a portfolio of networks with different speed characteristics, ranging from same-day to some day, and different weight characteristics, ranging from letters to heavy parcels and pallets. We pick up, transport, sort, handle, store and deliver documents, packets, parcels and freight by combining physical infrastructures such as depots and trucks, electronic infrastructures such as billing and track-and-trace systems and commercial infrastructures to attract and retain customers.

Our networks are in different development phases and offer a plethora of growth opportunities. Our most mature business is our mail network in the Netherlands, where we actively seek to maintain our market leadership in a declining market with increasing competition. Our express networks in Asia, in particular in India, China and South East Asia, and in selective emerging markets, such as Brazil, are on the other end of the spectrum. In these geographies we can shape the market, strongly grow our networks and attain market leadership. In Europe we continue to grow our express and mail networks building on our existing strong position. We aim to accelerate growth in the networks organically as well as through selected acquisitions.

The chart below reflects an analytical and conceptual view on the relation between strategic focus and financial focus. It does not represent a management steering segmentation.

The combination of mail and express networks in our current portfolio has several strategic advantages. We believe the combination of business-to-business and business-to-consumer deliveries, for which we have unique expertise in our express and mail divisions respectively, becomes increasingly relevant in an era where e-related deliveries are growing exponentially and mega cities which require complex high density citizen services will emerge. We also believe that over time certain operational and strategic synergies can be achieved across our portfolio, for example in linehaul activities. Having both mail and express in our portfolio gives us unique cross-selling opportunities. And finally, the fact that mail and express require comparable management capabilities, such as network design, execution and planning, customer focus, market segmentation and brand awareness, allows us to optimise management and competence development over the group.

In 2006 we delivered on our promise to focus on networks, exit non-network related activities and optimise our capital structure:
•	focus on our core capability: providing delivery services by expertly managing a portfolio of delivery networks in Mail and Express, where we believe our competitive advantage can be sustained and enhanced. We have successfully expanded in key markets like China, India and Brazil. We continue to explore the opportunity to expand the strategy by developing a standard parcels service and broader focused network services,
•	disposal of non-core capability related activities: in 2006 we have successfully sold our logistics and freight management businesses,
•	optimisation of our capital structure: we have regeared our balance sheet under the “Focus on Networks” strategy to reflect the more predictable cash flow profile of the group. A €1 billion share buy back program started on 6 December 2005 and was successfully completed in April 2006, and most of the logistics sales proceeds was returned to our shareholders through another €1 billion share buy back program that completed on 23 January 2007. See also the next chapter on financial strategy and chapter 14, page 189.

Based on our refined strategy we now manage our business through two divisions: Express and Mail.

In Express our strategic intent is fourfold: to build the number one position in Europe, to build a leading position in selected intercontinental flows (in particular between China, India and Europe), to build a number one position in selective emerging markets and to expand our position in the broader market through offering special services. Underpinning our express networks is a strong focus on key customer interfacing processes, by understanding customer needs, winning and keeping profitable customers, delivering excellent customer service and delivering on time and in perfect condition. In all four strategic intent areas we have made excellent progress in 2006. We have continued to strengthen our position in Europe by, amongst others, increasing the capacity of our air hub in Liège, successfully integrating the recently acquired company TG+ and capturing high growth in Eastern Europe. We have successfully launched our own Boeing 747 freighter service between China and Europe to capture the strong growth on this intercontinental flow. We have acquired domestic networks in three of the four so-called BRIC countries, viz. Brazil, India and China. And we have expanded our position in special services by further growth in our same-day business and continued fast growth in time-critical freight. We believe the combination of focus, entrepreneurship, business excellence

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 2	|	INFORMATION ON THE COMPANY	20

and customer care will ensure this success story to continue.
More details on Express can be found in Chapter 3.

In Mail our strategic intent is twofold: to actively maintain our market share in our home market the Netherlands and to capture growth opportunities outside our home market. In the Netherlands we are faced with continuing competitive pressure and substitution. We believe that without new commercial and cost initiatives we could see a volume decline of up to 40% by 2015. At the end of 2006 we have therefore launched a number of initiatives along two tracks: commercial initiatives to limit volume decline to 30% by 2015 and cost initiatives to save €300 million of annual costs. At the same time we have made substantial progress in growing our mail activities outside the Netherlands. We acquired companies in Germany and the United Kingdom and we have significantly expanded our regional networks. We believe the combination of cost and commercial initiatives in the Netherlands and growth initiatives outside the Netherlands will contribute to Mail being able to continue to deliver a strong cash flow going forward. More details on Mail can be found in Chapter 4.

FINANCIAL STRATEGY

TNT’s financial strategy is structured on three pillars:
•	driving business performance by using value-based performance measures and standardisation of business processes,
•	maintaining the right financial flexibility to support growth platforms via capital expenditure and merger and acquisitions, and
•	keeping the capital structure efficient, around an investment grade long term credit rating of “BBB+”.

These three key components of the financial strategy directly relate to:
•	effective risk management, internal control and compliance,
•	aligned legal and funding structures, and
•	a balance in short and medium term shareholder returns through profitable growth, dividends and incidental share repurchase or other shareholder returns from medium term excess cash.

In line with this financial strategy focus, TNT was able to pay out dividends of in total almost €1.2 billion over the past five years and returned €2.4 billion to its shareholders via share buy backs.

TNT’s current capital structure is based on and managed along the following components:
•	maintain a credit rating at investment grade around “BBB+ level”,
•	an availability of at least €500 million of undrawn committed facilities, via a €1 billion Euro Commercial Paper programme, backstopped until 2012 by a bank facility,
•	structural funding via a combination of public and bank debt, with a risk weighted mix of fixed and floating interest,
•	cash pooling systems facilitating optimised cash requirements for the group, and
•	a tax optimal internal and external funding focused at optimising the cost of capital for the group, within long term sustainable boundaries.

The credit rating for the group, as given by Standard & Poor’s Ratings Services (S&P) and Moody’s Investors Services (Moody’s), results from an evaluation and analysis of many different factors. On a medium term basis TNT focuses on maintaining an investment grade credit rating “around BBB+”. For this purpose we monitor the development of three key financial parameters as defined below:

Funds from Operations (Ffo) to total net debt:
•	Ffo is defined as: net income plus depreciation plus change in provisions, plus correction for depreciation in leases.
•	Total net debt is defined as: on-balance sheet interest bearing debt minus free cash, plus implicit debt in leases and unfunded pension liabilities after tax.
•	The S&P norm for “BBB+” is to be above 35%.

Total net debt to capital:
•	Capital is defined as the sum of “total net debt” (see above) plus the book value of equity.
•	The S&P norm for “BBB+” is to be below 41%.

Ebitda (earnings before interest, tax, depreciation and amortisation) to interest cover:
•	Ebitda is corrected for implicit interest in leases.
•	Interest is corrected for implicit interest in leases plus the interest on unfunded pension liabilities after tax.
•	The S&P norm for “BBB+” is to be above 7,7.

The weighted mix of these parameters forms an important financial building block in the credit rating framework. The current long term credit rating of TNT is “A-“(negative outlook) from S&P and “A3” (stable outlook) from Moody’s. For its financial requirements in the context of its capital structure components, TNT works with approximately ten relationship banks. This number is influenced by financial service requirements of TNT related to its global spread in activities, businesses and legal entities.
TNT aims to grow its free cash flow medium term. We define our free cash flow as the net cash from operating activities minus capital expenditure on property plant and equipment and intangible assets. Part of the free cash flow is used for dividends, resulting after the appropriation to the reserves of (part of) the profit attributable to the shareholders. Remaining free cash flow will be allocated to strategic profitable growth of the group. In case of medium term excess cash other forms of value creation for our shareholders will be evaluated, including tax exempt share buy backs. All of our financial strategies and actions will take into account the key components of our capital structure as mentioned.

BRANDING

In a world where a strong brand is key in helping to drive a business forward, the implementation of a focused branding strategy is essential.

On 11 April 2005 we visibly launched our “one brand” initiative by changing our statutory name to TNT N.V., a clear signal that this globally recognised brand is to become the single face for all of TNT’s activities.
The TNT ‘one brand’ strategy is being implemented throughout the business, in 2006 most notably within the Netherlands

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

21	INFORMATION ON THE COMPANY	|	CHAPTER 2

where Royal TPG Post B.V. changed it statutory name to Royal TNT Post B.V. on 16 October 2006. The change of our name is accompanied by a change of the company’s trucks, vans, letter boxes and corporate wear from red to orange. During 2006, this change has been substantially completed.

The strapline “It’s our business to deliver yours”, expressing our business and customer focus, was furthermore successfully launched for all our international activities in 2006.

HUMAN RESOURCES AND LABOUR RELATIONS

Human resources
Developing our talent and motivating our staff are among our top strategic priorities. With a work force of approximately 140,000 located in more than 60 countries, local circumstances play an important role in shaping personal development goals as well as perceptions of TNT as an employer.
The global engagement survey is an important tool to measure whether we are successful in increasing employment pride and motivation. The company-wide engagement survey undertaken in 2006 shows that our engagement scores are clearly higher than the industry benchmark. However, there is also room for further strengthening. We will address all areas of employee engagement again in 2007 to reassure progress and developments. See also our Social Resposibility Report.
The talent development for our management positions is a key component for a sustainable success of our company going forward. Processes are in place and are continuously further improved to effectively balance and match our requirements as a company and the development potential and personal interest of our people.

Labour relations
A significant number of our employees in Europe are presently represented by trade unions. Except for our employees in Australia, our employees outside Europe are generally not represented by trade unions. The level of representation in Australia is less than 50%. Our labour relations in- and outside Europe have been good, and we have not experienced any material work stoppages in recent years.

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

In addition to trade unions, we also consult from time to time with various local, national and European works councils. Employees generally elect the members of works councils. Some of these works councils primarily have an advisory role, but in other cases, e.g. the Netherlands, we may be required to consult or ask prior approval from one or more of the works councils. Under Dutch law, our central works council may, furthermore, make recommendations for candidates to fill vacancies on our Supervisory Board. In addition, we are obliged to apprise the European works council of activities that affect our workforce in Europe.

For the number of our employees and full-time equivalents see note 19 of our consolidated financial statements on page 136. Further information on labour related issues is included in our social responsibility report that may be viewed on our website.

OUR COMMITMENT TO COMMUNITY

Governance
We are committed to good corporate governance and have embraced the spirit of corporate governance reform. We have governance procedures and policies in place. See chapter 7.

Social and environmental impact
We strive to improve the social and environmental impact of our business on communities around the world. We aspire to help people realise their potential and to meet the needs of the current generation, without producing a poorer world for future generations.
Our commitment to protecting the environment includes, where reasonably possible, promoting both the reduction of emissions through efficient route planning as well as the use of cleaner alternative fuels and the replacement of road vehicles and aircraft by cleaner versions. In 2006 we further increased the coverage of ISO 14001 certified environmental management systems and retained our industry leadership position in the Dow Jones Sustainability Index. For further information see chapter 9.

Corporate citizenship
We have established a strategic partnership with the United Nations World Food Programme (WFP), in which we share resources and know-how in the fight against hunger. This partnership is described in more detail in chapter 9.

Reputation
TNT aims to be a leader in our industry and therefore strives to be best in class in many fields. There are several ways to determine our success in fulfilling these ambitions. We continuously track our quality levels, for instance, and we measure customer satisfaction on a regular basis. Our quality and service have been recognised by many external organisations. An overview of awards, prizes, nominations and accreditations is published on our website.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 2	|	INFORMATION ON THE COMPANY	22

GROUP FINANCIAL REVIEW

As of 2005 all European listed companies are required to prepare their consolidated financial statements in accordance with IFRS as adopted by the European Union. For more details we refer to chapter 12 “Significant Accounting Policies”.

	As at and for the year ended at 31 December

	2006	2006	2005	2004

	US$	€	€	€

Segmental operating revenues [1,2]

Express	7,933	6,011	5,363	4,963

Mail	5,365	4,065	3,955	3,852

Non-allocated and inter-company	(21)	(16)	11	12

Total operating revenues [3]	13,277	10,060	9,329	8,827

Depreciation, amortisation and impairments	420	318	303	296

Total operating income	1,683	1,276	1,148	1,110

as % of total operating revenues	12.7	12.7	12.3	12.6

Profit for the year from continuing operations	1,093	828	770	720

Profit/(loss) from discontinued operations	(207)	(157)	(109)	32

Profit attributable to the equity holders of the parent	884	670	659	752

(in millions, except percentages)
1	Comparative figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.
2	For net sales by geographic region see note 34 to our consolidated financial statements.
3	Includes net sales and other operating revenues. See note 16 and 17 to our consolidated financial statements.

2006
In 2006, we had total operating revenues of € 10,060 million. Our express division accounted for 59.8% of our group operating revenues and 45.5% of our group operating income. Our mail division accounted for 40.4% of our group operating revenues and 59.6% of our group operating income.

2005
In 2005, we had total operating revenues of €9,329 million. Our mail division accounted for 42.4% of our group operating revenues and 67.5% of our group operating income. The express business (excluding freight management) accounted for 57.5% of our group operating revenues and 41.5% of our group operating income.

Key factors Key factors that affect our financial results include:
•	the volumes of mail we deliver,
•	the number of shipments transported through our networks,
•	the mix of services we provide to our customers,
•	the prices we obtain for our services,
•	the average number of working and delivery days in a year,
•	the speed of our network expansion,
•	our ability to manage our capital expenditures,
•	operating expenses,
•	our ability to match our operating expenses to shifting volume levels, and
•	our ability to integrate acquisitions.

Our express and mail businesses provide services to customers and account for revenues for those services on a daily basis. Results of operations are therefore influenced by the average number of working and delivery days in a year.

We use total revenues, i.e. net sales plus other operating revenues, to assess the performance of our business. We believe that other operating revenues, which consist primarily of rental income from temporarily leased-out property and passenger/charter revenues, are a recurring element and we allocate them to our businesses when reviewing their performance.

We attribute revenues and expenses to our businesses based on the underlying nature of the transaction that gave rise to the revenue or expense and the business involved. We call revenues and expenses that we do not allocate to businesses “non-allocated”. These revenues or expenses occur at the group level, and we do not consider them part of the businesses operations. This method of allocating revenues and expenses is consistent with how we internally manage our businesses.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

23	INFORMATION ON THE COMPANY	|	CHAPTER 2

RESULTS OF OPERATIONS

			Year ended at 31 December

CONSOLIDATED GROUP RESULTS	2006	2006	variance %	2005	variance %	2004

	US$	€		€		€

Total operating revenues	13,277	10,060	7.8	9,329	5.7	8,827

Other income	86	65	71.1	38	375.0	8

Total operating expenses	(11,680)	(8,849)	(7.7)	(8,219)	(6.4)	(7,725)

Total operating income	1,683	1,276	11.1	1,148	3.4	1,110

as % of total operating revenues	12.7	12.7		12.3		12.6

Net financial expense	(62)	(47)		0		(16)

Income taxes	(521)	(395)	(5.1)	(376)	(1.1)	(372)

Results from investments in associates	(8)	(6)	(200.0)	(2)		(2)

Profit for the year from continuing operations	1,092	828	7.5	770	6.9	720

Profit/(loss) from discontinued operations	(207)	(157)	(44.0)	(109)	(440.6)	32

Profit for the year	885	671	1.5	661	(12.1)	752

Attributable to:

Minority interests	1	1	(50.0)	2		0

Equity holders of the parent	884	670	1.7	659	(12.4)	752

Earnings per ordinary share (in cents) [1]	210.1	159.3	9.9	145.0	(8.7)	158.9

Earnings per diluted ordinary share (in cents) [2]	208.6	158.1	9.5	144.4	(9.0)	158.7

(in millions, except percentages and per share data)
1	In 2006 based on an average of 420,701,641 of outstanding ordinary shares (2005 :454,367,662; 2004: 473,387,568). See note 30 to our consolidated financial statements.
2	In 2006 based on an average of 423,859,222 of diluted outstanding ordinary shares (2005 :456,360,619; 2004: 473,980,149). See note 30 to our consolidated financial statements.

			Year ended at 31 December

OPERATING REVENUES BY SEGMENT	2006	2006	variance %	2005	[1]	variance %	2004	[1]

	US$	€		€			€

Express	7,933	6,011	12.1	5,363		8.1	4,963

Mail	5,365	4,065	2.8	3,955		2.7	3,852

Non-allocated and inter-company	(21)	(16)	(245.5)	11		(8.3)	12

Total operating revenues	13,277	10,060	7.8	9,329		5.7	8,827

(in millions, except percentages)
1	Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

	Year ended at 31 December

OTHER INCOME BY SEGMENT	2006	2006	variance %	2005	variance %	2004

	US$	€		€		€

Express	8	6

Mail	77	58	123.1	26	225.0	8

Non-allocated	1	1	(91.7)	12

Total other income	86	65	71.1	38	375.0	8

(in millions, except percentages)

			Year ended at 31 December

OPERATING INCOME BY SEGMENT	2006	2006	variance %	2005	[1]	variance %	2004	[1]

	US$	€		€			€

Express	765	580	21.8	476		25.9	378

Mail	1,004	761	(1.8)	775		(3.5)	803

Non-allocated	(86)	(65)	36.9	(103)		(45.1)	(71)

Total operating income	1,683	1,276	11.1	1,148		3.4	1,110

(in millions, except percentages)
1	Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 2	|	INFORMATION ON THE COMPANY	24

GROUP OVERVIEW
2006/2005
Total operating revenues increased by 7.8% in 2006 compared to 2005. Operating income increased by 11.1%, mainly due to an increase in our express business.

Our express business achieved 12.1% higher operating revenues compared to 2005. The improved performance is broadly based across the continents, but mainly due to continued growth in our international businesses as well as special services and further supported by acquisitions. Express operating income increased by 21.8%, primarily due to substantial volume growth, particularly in the international business across all customer segments, and effective cost control, including further network optimalisation and continued yield improvements.

In our mail business, operating revenues increased by 2.8% in 2006, mainly due to substantial volume growth in addressed European Mail Networks and partly offset by the continued volume decline in addressed Mail Netherlands. The latter volumes continued to decline due to competition, substitution and substantially fewer bank mailings. The volume decline was strongly mitigated by the product mix and, to a lesser extent, price effects. Operating income of our mail business decreased by 1.8%. This decrease is mainly due to the continuing expansion of European Mail Networks capacity and rebranding costs and partly offset by positive price mix effects and continued progress in improving productivity and cost control in Mail Netherlands.

2005/2004
Total operating revenues increased by 5.7% in 2005 compared to 2004. Operating income increased by 3.4%, mainly due to an increase in our express business.

Our express business achieved 8.1% higher operating revenues in 2005 compared to 2004, mainly due to continued growth in its international businesses. Express operating income increased by 25.9% in 2005 compared to 2004, primarily due to good volume growth, particularly in the international business across all customer segments, good cost control, including increased utilisation of the European networks, and continued yield improvements.

In our mail business, operating revenues increased by 2.7% in 2005, mainly due to substantial addressed volume growth in European Mail Networks, partly offset by the continued decrease in addressed Mail Netherlands volumes (3.1%). These volumes continued to decline in 2005 compared to 2004 due to competition and substitution. Operating income of our mail business decreased by 3.5%. This decrease is mainly due to a structural cost increase in salaries and social security contributions in Mail Netherlands, partly offset by continued progress in improving productivity and cost control in Mail Netherlands and expansion of European Mail Networks.

GROUP OPERATING REVENUES
2006/2005
Total operating revenues increased by €731 million (7.8%) to €10,060 million in 2006 compared to 2005. Our express business contributed an increase of €648 million and our mail business contributed an increase of €110 million to this growth.

Organic growth, defined as the growth calculated against 2005 foreign exchange rates and excluding the effect from the first time consolidation of acquisitions and the deconsolidation of disposals, was responsible for 6.3% of total group operating revenues growth. The consolidation effect from acquisitions and deconsolidation effect from disposals accounted for 1.7%. Unfavourable changes in foreign exchange rates negatively impacted the revenue growth by 0.2%.

2005/2004
Total operating revenues increased by €502 million (5.7%) to €9,329 million in 2005 compared to 2004. Our mail business contributed an increase of €103 million and our express business (excluding freight management) €400 million to this growth.

GROUP OPERATING EXPENSES

			Year ended at 31 December

OPERATING EXPENSES	2006	2006	variance %	2005	variance %	2004

	US$	€		€		€

Cost of materials	540	409	0.2	408	19.3	342

Work contracted out and other external expenses	5,490	4,160	16.1	3,582	7.4	3,334

Salaries, pensions and social security contributions	4,466	3,384	2.0	3,318	3.2	3,216

Depreciation, amortisation and impairments	420	318	5.0	303	2.4	296

Other operating expenses	764	578	(4.9)	608	13.2	537

Total operating expenses	11,680	8,849	7.7	8,219	6.4	7,725

(in millions, except percentages)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

25	INFORMATION ON THE COMPANY	|	CHAPTER 2

2006/2005
Total operating expenses increased by €630 million (7.7%) to €8,849 million in 2006 compared to 2005. Overall, the organic growth in operating expenses was 5.6%. The increase due to acquisitions realized during 2005 (including Euro Mail B.V., Door-to-Door d.o.o., Asinus d.o.o. and assets of Rheinkurier GmbH) and realised in 2006 (including JD Williams & Company Ltd, Trespertrans S.L. (TG+), Speedage Express Cargo Services) was 2.2%. Changes in foreign exchange rates had a positive effect of 0.1%.

Total cost of materials increased by €1 million (0.2%) in 2006 compared to 2005. Organically, cost of materials increased by €15 million (3.6%) in 2006, mainly due to higher fuel costs in our express division. The net effect of acquisitions and disposals realised during 2005 and in 2006 was €14 million negative (3.4%).

Work contracted out and other external expenses relate to fees paid for subcontractors, external temporary staff, rent and leases. Total work contracted out and other external expenses increased by €578 million (16.1%) in 2006 compared to 2005. The net effect of acquisitions and disposals realised during 2005 and in 2006 contributed €112 million (3.1%) in 2006 to the increase. The organic increase of €473 million (13.2%) was mainly related to higher linehaul, pick-up, and delivery costs in our express business to service the higher volumes and improve the quality of service, inclusive of the higher fuel costs from commercial linehaul and subcontractors. It is, furthermore, primarily related to the volume growth of European Mail Networks in our mail business. The increase was partly offset by adverse changes in foreign exchange rates of €8 million (0.2%).

Salaries, pensions and social security contributions increased by €66 million (2.0%) in 2006 compared to 2005. Acquisitions realised during 2005 and in 2006 contributed €67 million (2.0%) to the increase. Salaries, pensions and social security contributions increased organically by €4 million (0.2%) as a result of organic growth and acquisitions realised during 2005 and in 2006, almost offset in full by a reduction of average full-time employee equivalents (FTEs) in the mail division in connection with our cost flexibility programme. The trend of replacing more expensive labour with less expensive labour to reduce operating costs in our mail division continued in 2006. This increase was partly offset by adverse changes in foreign exchange rates of €5 million (0.2%).

Depreciation, amortisation and impairments increased by €15 million (5.0%) compared to 2005. The organic increase as a results of capital investments amounted to €12 million (4.0%). The net effect of acquisitions and disposals realised during 2005 and 2006 increased these costs by €3 million (1.0%).

Other operating expenses included items such as marketing expenses, restructuring costs, insurance costs and various other operating costs. Other operating expenses decreased by €30 million (4.9%) in 2006 compared to 2005. Other operating expenses decreased organically by €40 million (6.6%) in 2006, mainly due to lower costs for the rebranding of non TNT branded companies into TNT brand compared with 2005, and higher costs in 2005 for the self insured part of the damage caused by major fires in warehouses in 2005 and employer liability in the United Kingdom. This decrease in operating expenses was partly offset by growth in our European Mail Network business. The decrease was partly offset by acquisitions realised during 2005 and in 2006, which contributed €10 million (1.6%).

2005/2004
Total operating expenses increased by €494 million (6.4%) to € 8,219 million in 2005 compared to 2004.

Total cost of materials increased by €66 million (19.3%) in 2005 compared to 2004, mainly due to higher fuel costs in our express division.

Work contracted out and other external expenses relate to fees paid for subcontractors, external temporary staff, rent and leases. Total work contracted out and other external expenses increased by €248million (7.4%) compared to 2004. The increase mainly related to growth of European Mail Networks in our mail business and higher linehaul, pick up, and delivery costs in our express business.

Salaries, pensions and social security contributions increased by €102 million (3.2%) compared to 2004. This increase was mainly due to higher pension costs and an increase in costs as a result of the settlement and unwinding of a contract for future wage guarantees in 2004 in our mail business. In addition, the increase was caused by an increase in average FTEs as a result of organic growth in our express business, partly offset by lower costs due to a decline in FTEs in our mail business in connection with our cost flexibility programme. The trend of replacing more expensive labour with less expensive labour to reduce operating costs in our mail division continued in 2005.

Depreciation, amortisation and impairments increased by € 7 million (2.4%) compared to 2004.

Other operating expenses included items such as marketing expenses, restructuring costs, insurance costs, and various other operating costs. Other operating expenses increased by €71 million (13.2%) compared to 2004. Other operating expenses increased mainly due to increased advertising and consultants costs, and costs in connection with our ongoing tax investigations.

GROUP OPERATING INCOME
2006/2005
Total operating income for the group was €1,276 million in 2006, an increase of 11.1% compared to 2005. Our express business contributed €580 million to the total operating income, which is an increase of 21.8% compared to 2005. Our express business is further described in chapter 3. Our mail business operating income decreased slightly by 1.8% to €761 million and is further described in chapter 4.
In 2006, non-allocated operating costs amounted to €65 million (2005: 103). Included in these costs is €27 million (2005:61) for business initiatives, of which €25 million (2005: 33) relates to the continuing development of our activities in China. As a result of maturing operations, more employees were allocated to the respective express and mail businesses. As a result, the average number of full-time equivalents employed for the development initiatives decreased from 485 at the end of 2005

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 2	|	INFORMATION ON THE COMPANY	26

to 201 at year end 2006. The remaining costs for the business initiatives decreased from €28 million in 2005 to €2 million in 2006. This reduction is a result of lower costs for the rebranding of non TNT branded companies into TNT brand and the allocation of costs for a procurement initiative and a cost efficiency project for lean warehousing to the respective operations. Costs made to support the United Nations World Food Programme (WFP) were €8 million in 2006 (2005: 9), including costs for knowledge transfer, hands-on support, raising awareness and funds for the WFP and cash donations. The other costs were €30 million (2005: 45), which represent a decrease of €15 million compared to 2005. This decrease mainly relates to higher costs in 2005 as a consequence of the self insured part of the damage caused by major fires in three different warehouses in the United States, Spain and the United Kingdom and employer liability in the United Kingdom. Furthermore, the costs for tax investigations decreased from €23 million in 2005 to €21 million in 2006.

Acquisitions to expand our express and European Mail Networks realised during 2005 and in 2006 had an adverse effect of €17 million (1.5%) on our operating income in 2006. Foreign currency movements during the year had a negative effect of €2 million (0.2%) on our operating income.

2005/2004
Total operating income for the group was €1,148 million, an increase of 3.4% compared to 2004. Our express business

(excluding freight management) contributed €476 million to the total operating income in 2005, which is an increase of 25.9% compared to 2004. Our mail business operating income decreased by 3.5% in 2005 to €775 million.

In 2005, non-allocated operating loss amounted to €103 million. Included in these costs is €61 million for business initiatives, of which €33 million was used to further develop our operations in China. During 2005 we strengthened our China corporate headoffice and started our domestic parcel express business. The remaining €28 million of business initiatives was used for several other strategic projects (building alliances with other organisations and postal operators, the TNT-1 project, re-branding costs of non-TNT branded organisations into the TNT brand and a cost efficiency project for lean warehousing). Costs made to support the WFP were €9 million; including costs for knowledge transfer, hands-on support, raising awareness and funds for the WFP and cash donations. The other costs were €45 million, representing an increase of €21 million compared to 2004. This increase mainly related to costs made for tax investigations, which amounted to €23 million compared to €13 million in 2004 and to costs for the uninsured part of the damage caused by major fires in three warehouses, one in the United States, one in Spain, and one in the United Kingdom, and employer liability in the United Kingdom. These costs were partly offset by the gain on the sale of Global Collect B.V. (€12 million).

GROUP FINANCIAL INCOME AND EXPENSES

			Year ended at 31 December

NET FINANCIAL (EXPENSE)/INCOME	2006	2006	variance %	2005	variance %	2004

	US$	€		€		€

Interest and similar income	263	199	70.1	117	17.0	100

Interest and similar expenses	(325)	(246)	(110.3)	(117)	(0.9)	(116)

Net financial expense	(62)	(47)		0		(16)

(in millions, except percentages)

2006/2005
Interest and similar income: 199 million (2005: 117)
Interest and similar income of €199 million (2005: 117) mainly relates to interest income on banks, loans and deposits of €109 million, of which €93 million relates to a gross up of interest on cash pools (fully offset by an equal amount in interest expenses), interest income on funding our discontinued business (logistics and freight management) of €73 million, and hedge income of €15 million relating to outstanding hedges.

Interest and similar expenses: 246 million (2005: 117)
Interest and similar expense in 2006 of €246 million mainly relates to interest expense on bank overdrafts and bank loans of €117 million, of which €93 million relates to a gross up of interest on cash pools (fully offset by an equal amount in interest income), interest expense on long term borrowings of €52 million, interest on fundings owed to discontinued business (logistics and freight management) of €21 million, hedge costs and fair value adjustments on outstanding hedges of €31 million and interest expenses on taxes of €21 million. Relating to the interest expenses on taxes an amount of €14 million is to be paid as at 31 December 2006.

2005/2004
Interest and similar income: 117 million (2004: 100)
Interest and similar income in 2005 of €117 million (2004: 100) mainly relates to interest income on funding our discontinued logistics business of €74 million (2004: 67) and the interest of €21 million relating to an income tax refund. The interest income in 2004 also relates to a one-off gain of €11 million on the unwinding of a USD 435 million swap.

Interest and similar expenses: 117 million (2004: 116)
In 2005 interest and similar expense of €117 million mainly relates to interest expense on funding from our discontinued logistics business of €21 million (2004: 18), interest expense on long term borrowings of €54 million (2004: 61), and expenses on our outstanding hedge transactions of €23 million (2004: 9).

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

27	INFORMATION ON THE COMPANY	|	CHAPTER 2

GROUP INCOME TAXES

	Year ended at 31 December

INCOME TAXES	2006	2006	variance %	2005	variance %	2004

	US$	€		€		€

Current tax expense	522	396	18.6	334	(2.1)	341

Changes in deferred taxes	(1)	(1)	(102.4)	42	35.5	31

Total income taxes	521	395	5.1	376	1.1	372

(in millions, except percentages)

2006/2005
Group income taxes amounted to €395 million in 2006, an increase of 5.1% compared to 2005.
Income taxes differ from the amount calculated by multiplying the Dutch statutory corporate income tax rate with the income before income taxes. In 2006, the effective income tax rate was 32.3% (2005: 32.8%), which is higher than the statutory corporate income tax rate of 29.6% in the Netherlands (2005: 31.5%). This difference is caused by several opposite effects. For further details we refer to note 23 of our financial statements.

The total accumulated losses available for carry forward at 31 December 2006 amounted to €689 million (2005: 639). With these losses carried forward, future tax benefits of €221 million could be recognised (2005: 203). Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. Deferred tax assets are recognised if it is probable that they will be realised. The probability of the realisation is impacted by uncertainties regarding the utilisation of such benefits, for example as a result of the expiry of tax losses carried forward and projected future income. As a result we have not recognised €158 million (2005: 133) of the potential future tax benefits and have recorded net deferred tax assets of €63 million at the end of 2006 (2005: 70).

2005/2004
Group income taxes amounted to €376 million in 2005, an increase of 1.1% compared to 2004. Our effective tax rate for 2005 was 32.8% compared to 34.1% for 2004. The effective tax rate was positively influenced by the decrease in statutory income tax rate in the Netherlands from 34.5% in 2004 to 31.5% in 2005.

The total accumulated losses that were available to carry forward at 31 December 2005 amounted to €639 million (2004: 602). With these losses carried forward, future tax benefits of €203 million (2004: 194) could be recognised. Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. We recognise deferred tax assets if it is probable that they will be realised. The probability of the realisation is impacted by uncertainties regarding the utilisation of such benefits, for example as a result of the expiry of tax losses carried forward and projected future income. As a result we have not recognised €133 million (2004: 116) of the potential future tax benefits and have recorded net deferred tax assets of €70 million at the end of 2005 (2004: 78).

DISCONTINUED OPERATIONS
In 2006, the loss from discontinued operations was €157 million and related to the discontinued logistics and freight management businesses. The loss from discontinued operations relates to both the result for the period and the post-tax result on the actual disposal of the asset held for sale. In 2006 the discontinued logistics operations resulted in an operating income of €43 million. Included in this income is a €35 million loss in respect of a provision for onerous contracts. In the first quarter of 2006, the remainder of our French operations was sold to the French cargo transport operator Malherbe and Pierre-Michel Mendy/Groupe Lapegue, resulting in a total loss of €26 million recorded in “Other income”.
The loss in 2006 of €45 million on “Result from investments in associates” relates mainly to a €43 million asset impairment in respect of TNT’s 20% equity interest in Global Automotive Logistics SAS.
The post-tax transaction loss on disposal assets held for sale of the logistics business amounts to €87 million and includes various deal related expenses and the portion of our cumulative translation adjustment that relates to our discontinued logistics business resulting in a charge of €12 million.

In 2005, the loss from discontinued operations was €109 million. Included in this loss was the pre-tax result of the sale transaction of the French logistics activities amounting to €102 million. Other losses relating to our logistics operations in France, including restructuring expenses, amounted to €52 million. The operating income for the remainder of our discontinued business amounted to €148 million, offset by €69 million of net financial expense and €34 million of income tax expense.

The discontinued operations are further described in chapter 5.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 2	|	INFORMATION ON THE COMPANY	28

GROUP NET INCOME
2006/2005
In 2006, profit for the year attributable to equity holders of the parent was €670 million, an increase of €11 million (1.7%) compared to 2005. This increase was mainly the result of an increase in operating income of €128 million, driven by our express business and lower non-allocated costs. The increase in profit for the year attributable to the equity holders of the parent was for the most part offset by €19 million higher income taxes, €47 million higher net financial expense, an increase in loss from discontinued operations of €48 million and an increase in loss from investments from associates of €4 million.

2005/2004
In 2005, profit for the year attributable to the equity holders of the parent was €659 million, a decrease of €93 million (12.4%) compared to 2004. This decrease was mainly the result of an increase in loss from discontinued operations of €141 million and €4 million higher income taxes. The decrease in profit for the year attributable to the equity holders of the parent was partly offset by an increase in operating income of €38 million, mainly driven by our express business, and a reduction of net financial expenses of €16 million.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

THE EXPRESS DIVISION	|	CHAPTER 3

“	The times I am happiest within TNT are those when my customers are happy.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 3	|	THE EXPRESS DIVISION

TNT EXPRESS SOUTH AFRICA

If ever there was someone who loves life it’s Musa. Enjoyment and frenetic energy seem to ooze from his pores. He clearly has trouble sitting still. All to the benefit of TNT as it is said he has orange blood. Hugely dedicated to his job, he lives and breathes the company and has helped change and motivate the Customer Service Department and organisation as a whole. It’s no surprise therefore that the praise from his colleagues and customers is frequent and that he has won various company awards.

“I’m a frontline customer service supervisor in the Johannesburg call centre, responsible for incoming calls from major accounts. Second, I’m responsible for monitoring the accessibility of my team for our clients, with a target of 90% calls answered in 10 seconds. The thing about my job is that the customer comes first. Always. It’s important for the company that our clients are happy and come with return jobs. And it’s important for me and my team – with no custom, none of us have a job!”

“Without my people, none of what we are achieving in South Africa would be possible. It’s a matter of teamwork, and everyone has to be accountable for their own job. People have to feel the responsibility. It has to be part of who they are. And there’s no hiding with me. Maintaining a good atmosphere is critical. That’s why I like to know my people on a personal level, as individuals. It’s easier if they open up so that you can help them solve whatever they’re struggling with at the time. But if you’re going to get a good response from your colleagues, you have to lead by example. Less talk, more action.”

“Those awards? I have to tell you – of course I was delighted to receive them, but I didn’t really understand it. I was just doing my job. Sure, I sometimes head off after work to deliver packages, and maybe it gets late if it’s on the other side of the city. But that’s no sweat. I love my job, I love it when my clients are happy and hey, I like driving. This way, when I then get back home, I can sleep well, and so can my customer. And I also know that we can start with a clean sheet the next day. Express means on time. If we don’t meet our promises, we might as well pack up shop right now.”

MUSA MIYEN
TNT Express South Africa - Front line customer service supervisor
32 years old, single, 1 child

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

29	CHAPTER 3

THE EXPRESS

DIVISION

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 3	|	THE EXPRESS DIVISION	30

BUSINESS DESCRIPTION

Our express division provides on-demand door-to-door express delivery services for customers sending documents, parcels and freight. We offer regional, national and worldwide express delivery services, mainly for business-to-business customers. The express services we provide and the prices we charge to customers are primarily classified by transit times, distances to be covered and sizes and weights of consignments. We offer a comprehensive range of products to our customers that we divide into small and medium enterprises, major account and global customers with each of these being managed by dedicated teams and processes. We build strong relationships with our customers through regular personal calls and visits, as well as a wide range of communications media.

FACILITIES
Our express division uses 1,231 of TNT’s total of 1,707 buildings as depots, road and air hubs. We believe that these buildings are significantly utilized and provide sufficient capacity for 2007’s business forecast. No material portion of our properties is subject to any encumbrances.

The principal express facilities are as follows:

Location	Owned/leased	Principal Use	Site Area

Liège, Belgium	Leased	International air hub	103,709 sq. metres

Wiesbaden, Germany	Owned	Sorting centre and road hub	65,500 sq. metres

Arnhem, the Netherlands	Owned	International road hub	120,930 sq. metres

Brussels, Belgium	Leased	Sorting centre and road hub	67,150 sq. metres

The following aircraft are in use:

Type	Owned	Leased	Chartered	Total	Net kilos per aircraft

Boeing 747-400ERF		1		1	111,900

Airbus A300-200F	5			5	37,400

Airbus A300-100F	1	1		2	37,400

Boeing B757-200PCF		3		3	26,100

Tupolev Tu204-120C			1	1	22,200

Boeing B737-300SF		7		7	14,600

Boeing B737-300QC		2	1	3	12,300

Lockheed Electra L188A		1		1	11,300

British Aerospace BAe146-300QT	8			8	10,600

British Aerospace BAe146-200QT	11			11	9,500

British Aerospace BAe146-200QC	2			2	8,700

Total	27	15	2	44

STRATEGY

Our ambition is to be the leader in day certain and time certain door-to-door transport for our business-to-business clients with the widest geographical coverage.

We are a global express player. Our strategic intent is to:
•	be number one in Europe in national, intra-European and Asia-Europe express flows,
•	build volumes from China to fuel our European network and establish an intra-China network,
•	be number one in selected emerging markets like India, Brazil and China , and
•	be number one in special services: a range of flexible and value added solutions that are complimentary to the network services. These services are tailored to the customers’ requirements and range from time critical and freight transportation through to special handling and distribution services.

To achieve these goals, our objectives are to:
•	achieve profitable revenue growth through volume acquisitions at the optimal price,
•	maintain a balanced customer portfolio (large, medium, small and adhoc customers),
•	focus on product performance,
•	improve cost effectiveness,
•	ensure quality in all key areas,
•	provide high-quality and cost-effective intra-European services through connecting our strong domestic businesses,
•	secure outstanding levels of customer satisfaction,
•	develop leading-edge support technologies that provide added-value for customers,

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

31	THE EXPRESS DIVISION	|	CHAPTER 3

•	strengthen the TNT brand and increase top-of-mind awareness of the comprehensive range of reliable on-demand express delivery services provided by the company, and express parcels operators. Fast-growing German B2C carrier Hermes continued to win domestic market share from DHL and launched a European parcel distribution service in cooperation with various carriers, including TNT and DPD, a subsidiary of La Poste.

Asia
Economic conditions continued to be favourable in 2006 thanks to strong Chinese economic growth, which helped to boost export expansion. There was continued strong investment in the region, through acquisitions, expanded infrastructure and enhanced services. China is still driving the regions growth but the large Japanese market grew moderately and other markets such as South Korea, Vietnam and the rest of South-East Asia continued to attract investment.

Alliances and joint ventures also had a significant role to play in Asia. DHL’s partnering with Transmile and its acquiring of an equity stake in Polar Air Cargo are key examples. The big Japanese players continued to try to internationalise their business to reduce their dependence on the domestic market. Japan Post launched its international expansion through ANA & JP Express (AJV). Parcels market leader Yamato Transport ended its long-running partnership with UPS and launched its own international parcel service.

China
The major carriers have continued to execute their long term investment strategies and expanded their product offerings with increasing focus on the domestic market as well as maintained interest in international connections. DHL Express unveiled a new China expansion strategy to mark this year’s 20th anniversary of its express joint venture with Sinotrans. FedEx announced the acquisition of the domestic and international express businesses of its Chinese partner, the DTW Group. This will increase FedEx’ presence to 89 locations and increase its penetration of the domestic market. FedEx also increased weekly China flights to 26. UPS increased China flights to 21, including nine weekly Shanghai-USA flights and five weekly Shanghai-Cologne flights.

India
The express sector benefited from India’s further integration into the global economy. It also emerged as a competitive express market with major expansions and strategic acquisitions being the key trends. DHL Express opened several new facilities, while its subsidiary Blue Dart Express, the domestic air express market leader, invested in new facilities and services, and expanded its network and capacity by introducing two Boeing 757 freighters that enabled it to offer 21 new routes. FedEx announced the takeover of its Indian service partner, Prakash Air Freight, and it will be able to offer a portfolio of international and domestic express services.

Middle East
In the Middle East, independent carrier Aramex disclosed its ambition to grow into the world’s fifth-largest express operator through selective acquisitions and by expanding its partner network.

Americas
The mature US market grew moderately during 2006 with the two dominant players, UPS and FedEx, continuing to perform strongly. DHL was largely focused on cutting its losses, but also

•	recruit, develop and manage our employees towards the highest standard of customer care.

BUSINESS CONTEXT

We believe that the following are the main competitor and market trends affecting the express division.

Europe
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

We expect that the overall international market will grow at a faster rate than European domestic markets. The market in Europe has undergone a period of intense consolidation in recent years and now has four other major players: Deutsche Post (DHL), FedEx Corp. (FedEx), Geopost-Groupe (La Poste) and United Parcel Service Inc. (UPS). However, the market is still much more fragmented than that of the United States, and there are still several large operators in certain European regions.

Competition in the fragmented European express market intensified further in 2006 and there were signs of further market consolidation. The overall European express market experienced moderate growth in 2006. International growth was higher than domestic growth with higher growth achieved in Eastern Europe. In the mature Western European markets, the focus has been on improving efficiency, improving customer service, and the strategic filling of geographic areas where the company is under-represented, through acquisitions and targeted network expansions. Parcel operators have been edging into the express market, and initiatives such as expansion of parcel shops, drop points and parcel stations have illustrated the perceived increased importance of the business-to-consumer (B2C) and consumer-to-consumer markets.

There was a clear trend in alliances between established domestic service providers and international integrators. UPS’s alliance with Poste Italiane, TNT’s agreement with GeoPost and FedEx’s agreement with Geodis reinforce this movement. There was further market consolidation with several important acquisitions during the year. CityLink agreed to buy rival Target Express in the UK, positioning it as a stronger competitor to the market leaders in the still-fragmented British domestic market. FedEx also targeted the UK domestic market by acquiring independent carrier ANC. In France, financial investor Butler Capital Partners bought a majority (51.8%) stake in express parcels operator Sernam, one of the country’s largest

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 3	|	THE EXPRESS DIVISION	32

rolled out several new services and continued to invest in its domestic infrastructure. Latin America, Mexico and Brazil appear to have developed most positively during 2006. In particular, DHL invested in new air services and improved facilities in Mexico in 2006. It also introduced new domestic products in Argentina and Colombia.

BUSINESS PERFORMANCE

In 2006 our express business produced a strong performance driven by our international businesses, supported by a more balanced customer portfolio, growth in our global accounts, improved network optimisation and careful cost management. Our employees furthered our mission through strict adherence to our commercial policy, a focus on serving business-to-business customers and consistent company-wide deployment of our uniform best practices. These strong results are a continuation of previous years’ results, which have seen solid high single digit revenue growth and continuous improvement in operating margin.

Technology continues to be essential in achieving our business strategy. We continue to standardise our processes throughout our global organisation, and this standardisation is being supported by the development and implementation of common processes on a standard IT platform. We plan for our common sales and customer service systems to support a single “face” to the customer through harmonisation of our international and domestic processes. We continue to develop a common back office system using the integrated solutions of SAP and have implemented the system in a total of 52 countries, representing 86% of our revenue. This includes the major business units of Benelux, France, Italy, Australia and the United Kingdom.

In 2006 we continued to exploit the comprehensive range of cross-functional data available in our data warehouse to provide consistent and timely management reporting and analysis of our key performance indicators. This has enabled more frequent analysis of our operational service performance, along with in-depth measurement of our customer services, administration and network processes which facilitates continuous improvement and adoption of best practice in our business.

A focus in 2006 was to maintain high quality technology for use by our customers. As a result, there has been a steady increase in the penetration of our customer interface technology products. The speed of use and simplification of the customers’ business process provided by our applications has been reflected in consistently high scores for customer technology in our regular customer loyalty surveys.

The express division is seasonal in that it is affected by public and local holiday patterns. The third quarter is traditionally our weakest quarter due to the summer holiday season in Europe.

Express Europe
The Express Europe business provides regional, national and pan-European express services that deliver consignments from Europe to the rest of the world as well as time-sensitive door-to-door products. Our extensive integrated road and air networks have given us a leading position in the European market and are an important strategic asset with dense coverage in 34 European countries. We expanded our European network in 2006 and continued to introduce uniform best practice approaches throughout the organisation.

In Europe, we provide on-demand expedited door-to-door delivery services that involve carrying documents, parcels and freight for our European customers. The shipments are collected by a fleet of vehicles that make either scheduled stops or on-demand collections upon receipt of customer telephone or internet requests. Shipment and consignment details are sent to the nearest depot in our network. Details of each shipment are entered into our track-and-trace systems either through scanning, data entry or electronic data interchange methods. The customer can access the information through internet or proprietary customer interface technology. Each shipment is then sorted by destination and consolidated with other customers’ consignments. Depending on its destination, each shipment is transported on a linehaul (air or road transport between TNT depots/hubs) to a domestic road hub, an international road hub or one of the airports from which we operate, generally within two hours of arrival at the depot.

We transport intra-European shipments from the collecting depot by road or on one of the aircraft owned or leased by us from an origin airport to our main air express sorting hub in Liège (Belgium). Where transit times allow, shipments that do not travel by air are carried by truck to one of our 10 main European road hubs. We unload and sort the shipments and consolidate them with other consignments for each destination and then put them on outbound linehauls for movement to the delivery depot. We move domestic consignments within major European countries from the collection to the delivery depot, either directly or via a domestic hub.

At the delivery depot we sort the shipments and load them on the appropriate delivery vehicle. Proof of delivery is entered into the Global Link system or other computer system that is updated at every point in the process. This enables us to notify the customer when the consignee has received the shipment. Our track-and-trace systems, including the Global Link system, enable us to offer an automated proof-of-delivery service, and customers can access the information through internet or proprietary customer interface technology.

Our sales channels consist of field sales, major accounts, global accounts and postal alliances. The majority of our sales force is in field sales, which are split into territories with a team of two sales people per territory. Major accounts focus on national major accounts and our global account managers maintain a portfolio of our largest multinational accounts. We also enter into alliances with major postal operators who offer our services to their customers.

We have a more extensive express delivery road network in Europe than any of our competitors. We continue to enhance our European air and road networks to be able to offer the most reliable service to our customers. Through these integrated road and air networks we are able to offer a range of fast and reliable express delivery services in most European countries. With respect to our European network, we added our own airport connections to Brno (the Czech Republic) and Vigo (Spain) in March and September 2006, respectively, and

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

33	THE EXPRESS DIVISION	|	CHAPTER 3

added St Petersburg, Ljubljana and Zagreb as new co-load airport connections. We further expanded our already dense network coverage by introducing a road connection to Morocco between Madrid and Casablanca. TNT is the first major express company to create an owned time definite road linehaul connection between Africa and Europe, and this complements the focus on further strengthening our networks by expanding into the emerging markets within and around Europe.

Following our announcement in 2004 of our plan to introduce a further five Boeing 737-300 aircraft to our European air network, we introduced two aircraft in each of 2004 and 2005 and one in 2006. The five aircraft, leased for five years from GE Capital Aviation Services, replaced chartered aircraft operating in our express air network. We also entered other agreements in June 2005 and December 2005 with GE Capital Aviation Services for four additional leased Boeing 737s. We introduced one of these aircraft in 2006 and will introduce the remaining three in 2007.

In 2004, we announced a €36 million investment plan for our Liège air hub, which is intended to improve transit times and increase the percentage of consignments delivered on time and in perfect condition. We originally planned for the hub extension to be completed at the end of 2005, but as a result of the modifications made to the existing hub in 2005 the available capacity was increased. That increase has allowed us to delay the implementation of the next stage. The project is progressing well with a total spend as at 31 December 2006 of €17 million, mainly attributed to capacity-increasing modifications inside the existing hub to guarantee service during construction of the new facility. Meanwhile, the preliminary work for this new facility is ongoing to allow for construction of the new extension to the hub building in 2007.

In 2006, we completed the investment in the Duiven (the Netherlands) road hub, on which we spent €11 million. This investment has increased hub sorting space by 3,500 square metres, doubled the sorting capacity, improved facilities for staff and improved security.

In January 2006, we completed the acquisition of TG+, which is the third largest industrial domestic parcel operator in Spain, and which has revenues of around €100 million. The integration of TG+ is progressing well and a number of projects are on-going including a focus on quality of service, improving sales efficiency, and reorganising the third party network.

Express Rest of the World
The Express Rest of the World business provides door-to-door express delivery of documents, parcels and freight worldwide in all areas outside Europe and from these areas to Europe. Our worldwide coverage extends to more than 200 countries. We are also building our position in Asia and have further improved service levels between Asia and Europe. In China, we have built an extensive network consisting of 25 company-owned locations and 50 agency franchises to serve over 600 cities. On 29 September 2006 we signed an equity transfer agreement (comparable with a Share Purchase Agreement) with the Hoau Group of China to acquire its nationwide road transport and freight business. Completion of the transaction is expected in early 2007, subject to approval of the government of the People’s Republic of China. This will bring TNT closer to realising its ambition of becoming China’s largest road network operator offering comprehensive road coverage in 1,100 locations in China.

We have announced plans to increase our linehaul capacity between China and Europe through the addition of two Boeing 747-400ERF aircraft. The first aircraft was delivered in December 2006 and the second is scheduled for delivery in the second quarter of 2007.
Express Rest of the World operates in a similar way to that of our Express Europe business line, but relies primarily on airlift by commercial passenger airlines for linehaul transportation links. However, in many of these countries our global express services are augmented by domestic and regional express delivery services.

The emerging express markets of Asia have offered significant opportunities in 2006 with double digit growth. The continued growth and expansion of our regional road networks in the Middle East and South East Asia are creating a clear competitive advantage and differentiation in these markets. In 2006, we have built a dedicated facility for Life Sciences in Singapore and this contributes to our leading position in this sector for the region.

On 1 September 2006 we completed the acquisition of ARC India Limited, which operates under the trade name Speedage. Speedage had revenues of approximately €17 million in 2006 and employs approximately 1,200 people in 540 locations. Acquiring Speedage is in line with TNT’s strategic objective to become the leading provider of express deliveries in the emerging markets in Asia, specifically India. We believe that combining Speedage’s strong domestic road network with TNT’s international and domestic networks will form a powerful platform for further expansion in the fast growing Indian express market.

This acquisition follows the launch of our domestic services in India on 1 February 2006, which made TNT the first multinational brand in India to offer international and domestic services using an integrated air and road network. In 2006 TNT continued to expand and now operates out of 614 locations in India. In line with the group strategy of being the leader in emerging markets, TNT aims to be the leading integrated player in the Indian market.

Australia performed well across all key areas of its operations in 2006. There was strong revenue growth in almost all products, with a combination of targeted new account acquisition, judicious pricing actions, and the successful re-negotiation and/or retention of virtually all expiring major customer contracts. Stable industrial relations and higher staff engagement and retention served as a platform, along with the improved revenues and tight cost control, for achieving stronger profitability. Infrastructure improvements continued through a vehicle fleet upgrade programme and several depot re-developments.

In North America, we carry international express shipments primarily to and from the Northeast and West Coast regions. Building on our own delivery network in the Northeast business corridor, we continue to improve next-day delivery services to nine major business centres, including New York, Washington D.C., Chicago and Toronto.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 3	|	THE EXPRESS DIVISION	34

In South America, we have established a market leadership position through the acquisition of Expresso Mercurio S.A. (Mercurio) on 10 January 2007. TNT is now the largest privately held domestic express provider in the continent’s largest market. The acquisition is in line with our strategic objective to become number one in selected emerging markets and provides the platform to develop an integrated South American road express network. Mercurio had revenues of around €190 million in 2006, employs over 6,000 people across 110 locations and offers a comprehensive nationwide express service in Brazil. This complements TNT’s well-established international express business in the country.

FINANCIAL RESULTS

In 2006, our express division earned revenues of €6,011 million. The express division accounted for 59.8% of our group operating revenues and 45.5% of our group operating income.

The following tables set out the financial performance of our express division for the past three years:

The express industry benefited generally from an improving international economic climate and continued good growth in international trade during 2006. In the express industry we see that the majority of flows of documents and parcels remain within continental boundaries. Thus, our strategy is to build operational excellence within regions, particularly within Europe and Asia. As we expand our position in Asia we intend to also build leading connectivity between Europe and Asia.

	Year ended at 31 December

EXPRESS FINANCIAL OVERVIEW	2006	2006	variance %	2005	[1]	variance %	2004	[1]

	US$	€		€			€

Total operating revenues	7,933	6,011	12.1	5,363		8.1	4,963

as % of total operating revenues TNT		59.8		57.5			56.2

Other income	8	6

Total operating expenses	(7,176)	(5,437)	(11.3)	(4,887)		(6.6)	(4,585)

Total operating income	765	580	21.8	476		25.9	378

as % of express operating revenues		9.6		8.9			7.6

(in millions, except percentages)
1 Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

	Year ended at 31 December

EXPRESS OPERATING REVENUES	2006	2006	variance %	2005	[1]	variance %	2004	[1]

	US$	€		€			€

Express Europe	6,473	4,905	12.0	4,378		7.3	4,081

Express Rest of the World	1,460	1,106	12.3	985		11.7	882

Total operating revenues	7,933	6,011	12.1	5,363		8.1	4,963

as % of total operating revenues TNT		59.8		57.5			56.2

(in millions, except percentages)
1 Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

	Year ended at 31 December

EXPRESS OPERATING EXPENSES	2006	2006	variance %	2005	[1]	variance %	2004	[1]

	US$	€		€			€

Cost of materials	322	244	11.4	219		41.3	155

Work contracted out and other external expenses	3,918	2,969	16.1	2,558		6.5	2,402

Salaries, pensions and social security contributions	2,325	1,762	6.2	1,659		3.8	1,599

Depreciation, amortisation and impairments	232	176	3.5	170		3.0	165

Other operating expenses	379	286	1.8	281		6.4	264

Total operating expenses	7,176	5,437	11.3	4,887		6.6	4,585

(in millions, except percentages)
1 Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

35	THE EXPRESS DIVISION	|	CHAPTER 3

	Year ended at 31 December

EXPRESS OPERATING STATISTICS [1]	2006	2005	2004	2003	2002

Number of consignments (in thousands)	217,335	198,072	194,266	188,382	187,206

Number of tons carried	4,702,997	3,712,715	3,554,372	3,374,012	3,322,051

Average of number of working days	251	253	260	250	250

Number of depots/hubs	1,231	916	892	871	891

Number of vehicles [2]	23,462	21,170	20,335	19,583	19,335

Number of aircraft [2]	44	43	42	43	43

1 The comparative numbers have been adjusted to reflect the transfer of innight services from logistics to express in 2005.
2 A substantial number of the vehicles and aircraft are not owned by us but leased or subcontracted.

During 2006, our express division realised higher operating revenues and improved earnings as a percentage of operating revenues due to a strong performance in our international business attributable to our attractive product offering, disciplined pricing and an efficient sales process.

We continued to grow our profit margin, which was achieved through the implementation of standard commercial policies, cost control, including increased network utilisation, while maintaining service levels and the ongoing review of our revenue quality yield against cost inflation.

Some of the other key performance indicators used to monitor our express division include on-time delivery, customer satisfaction and employee satisfaction.

EXPRESS OPERATING REVENUES
2006/2005
Total operating revenues of our express business for 2006 increased by €648 million (12.1%) compared to 2005. The organic growth in operating revenues of our business was €550 million (10.3%), which is the highest growth since 2000. This growth was particularly helped by a strong performance in the third quarter of 2006. The acquisitions of TG+ in Spain, Speedage in India and TNT In-night Czech Republic in 2006 and Slovakia Door-to-Door d.o.o. and Asinus d.o.o. in Slovenia during 2005 had a positive effect of €115 million (2.1%) on operating revenues. Foreign exchange effects had a negative effect of €17 million (0.3%), mainly due to the strengthening of the Euro against many currencies and in particular the Australian dollar, Turkish Lira, Hungarian Forint, Japanese Yen, Indian Rupee and South African Rand.

The increase in operating revenues was primarily due to strong growth in European air and road volumes. The growth in these international (i.e. cross border) flows continued to exceed the growth in domestic flows. All customer segments saw revenue increases, although the biggest were amongst the global accounts. The “it’s our business to deliver yours” international campaign was launched in Express to expand TNT brand awareness in all customer categories but with emphasis on small and medium sized customers.

Express Europe operating revenues for 2006 increased by €527 million (12%) compared to 2005. The organic growth in operating revenues was €423 million (9.7%). Most business units contributed to the increase in operating revenues. In particular, Germany, Benelux, Italy, Spain, Turkey and the Scandinavian and Eastern European countries contributed to the majority of the growth in operating revenues. The acquisition of TG+ in Spain, TNT In-night Czech Republic in 2006 and Slovakia Door-to-Door d.o.o. and Asinus d.o.o. in Slovenia during 2005 had a positive effect on operating revenues of €107 million (2.4%) and foreign exchange fluctuations had a negative effect of €3 million (0.1%).

Express Rest of the World operating revenues for 2006 increased by €121 million (12.3%) compared to 2005. This was achieved through the €127 million (12.9%) organic growth in operating revenues from operations, primarily in Middle East, China and South East Asia, and from acquisition effects of €8 million (0.8%) from the purchase of Speedage in India. Foreign exchange fluctuations had a negative effect of €14 million (1.4%), mainly due to the strengthening of the euro against the Australian dollar, Brazilian real, Korean won, Chinese renminbi and Taiwan dollar.

2005/2004
Operating revenues of our express business for 2005 increased by €400 million (8.1%) compared to 2004. The organic growth in operating revenues of our business was €365 million (7.4%). The 2005 acquisition of Door-to-Door d.o.o. and Asinus d.o.o. in Slovenia had a positive effect of €7 million (0.1%) on operating revenues and foreign exchange effects had a positive effect of €28 million (0.6%), mainly due to the strengthening of the Australian dollar, Polish zloty, Brazilian real and various Asian currencies against the euro.

The increase in operating revenues was primarily due to strong growth in European air and road volumes, as well as an increase in European revenue quality yield of 4.0%.

Express Europe operating revenues for 2005 increased by €297 million (7.3%) compared to 2004. The organic growth in operating revenues was €289 million (7.1%). Most business units contributed to the increase in operating revenues despite the mixed economic conditions. In particular, Germany, Benelux, Italy, Spain, Turkey and the Scandinavian and Eastern European countries contributed to the majority of the growth in operating revenues. The 2005 acquisition of Door-to-Door d.o.o. and Asinus d.o.o. in Slovenia had a positive effect on operating revenues of €7 million (0.2%) and foreign exchange fluctuations had a positive effect of €1 million.

Express Rest of the World operating revenues for 2005 increased by €103 million (11.7%) compared to 2004. This was achieved through €76 million (8.6%) organic growth in operating revenues from operations, primarily in China, Taiwan and the Middle East, and positive foreign exchange effects of

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 3	|	THE EXPRESS DIVISION	36

€27 million (3.1%), mainly due to the strengthening of the Australian dollar, Brazilian real, Korean won, Chinese renminbi and Taiwan dollar against the euro.

EXPRESS OPERATING EXPENSES
2006/2005
Operating expenses of our express business for 2006 increased by €550 million (11.3%) compared to 2005. The organic increase in operating expenses was €439 million (9%), while the effect of acquisitions increased operating expenses by €126 million (2.6%). Foreign exchange fluctuations decreased operating expenses by €15 million (0.3%). The organic increase was driven mainly by the strong international volume growth, the expansion of our business in China, Eastern Europe and India and the high costs of fuel for our aircraft, linehaul and pick-up and delivery vehicles. Cost of materials increased by €25 million (11.4%) primarily due to the higher fuel costs incurred in all business units. Work contracted out and other external expenses increased by €411 million (16.1%). This included the cost of linehaul and pick-up and delivery, which have increased to service the higher volumes and to improve the service quality and also included the higher fuel costs from commercial linehaul and subcontractors. Salaries and social security contributions increased by €103 million (6.2%) due to the additional number of FTE’s, including the acquisitions of TG+, Speedage, TNT In-night Czech Republic and Slovakia Door-to-Door d.o.o. and Asinus d.o.o. in Slovenia and growth and expansion of our activities in India, China and South East Asia as well as salary increases for existing employees, and severance and redundancy payments. Depreciation, amortisation and impairments increased by €6 million (3.5%) due to the amortisation of intangibles for the acquisitions as well as the expansions to our European air and road network hubs and the development of the SAP back office system. Other operating expenses increased by €5 million (1.8%) due to mainly increased travel and advertising costs.

2005/2004
Operating expenses of our express business for 2005 increased by €302 million (6.6%) compared to 2004. This was driven mainly by the strong international volume growth, the expansion of our business in China, Eastern Europe and India and the high costs of fuel for our aircraft, linehaul and pick-up and delivery vehicles. Cost of materials increased by €64 million (41.3%) primarily due to the higher fuel costs incurred in all business units. Work contracted out and other external expenses increased by €156 million (6.5%). This included the cost of linehaul and pick-up and delivery, which have increased to service the higher volumes and to improve the service quality and also included the higher fuel costs from commercial linehaul and subcontractors. Salaries and social security contributions increased by €60 million (3.8%) due to the additional number of full-time equivalents including the acquisition in Slovenia and expansion of our activities in India, salary increases for existing employees, and severance and redundancy payments. Depreciation, amortisation and impairments increased by €5 million (3%) due to the additional capital expenditure, particularly the expansions to the European air and road network hubs and the development of the SAP back office system. Other operating expenses increased by €17 million (6.4%) due to increased advertising and consultant costs.

EXPRESS OPERATING INCOME
2006/2005
The express business operating income for 2006 increased by €104 million (21.8%) compared to 2005.
The improvement in operating income was primarily due to good volume growth, particularly in the international business across all customer segments, and good cost control, including increased utilisation of the European networks. Our domestic businesses recorded lower levels of growth due to difficult market conditions in the mature European markets of France and the UK as well as investments required in specific countries such as India for future growth. All of our express business units achieved improvements in their operating income. Improvements were most significant in Germany, the Benelux countries, Italy, the Scandinavian countries, Hungary, Switzerland, Austria, the Czech Republic and Poland. The organic growth in operating income for 2006 increased by €117 million (24.6%) compared to 2005. The acquisition effects amounted to €11 million (2.4%) and foreign exchange fluctuations amounted to €2 million (0.4%) negatively.

Overall operating income as a percentage of express business operating revenues increased to 9.6% in 2006 compared to 8.9% in 2005.

2005/2004
The express business operating income for 2005 increased by €98 million (25.9%) compared to 2004.

The improvement in operating income was primarily due to good volume growth, particularly in the international business across all customer segments, good cost control, including increased utilisation of the European networks, and continued yield improvements. Our domestic businesses recorded lower levels of growth due to stagnation in a number of key European economies. Almost all our express business units achieved improvements in their operating income. Improvements were most significant in the Benelux countries, Germany, the Scandinavian countries, Turkey, Switzerland, Spain, Austria, the Czech Republic and Poland. The organic growth in operating income for 2005 increased by €93 million (24.6%) compared to 2004. The positive impact of foreign exchange fluctuations amounted to €5 million (1.3%).

Overall operating income as a percentage of express business operating revenues increased to 8.9% for 2005 compared to 7.6% in 2004. Excluding the transfer of the innight business from logistics, the return on sales was 9.2% for 2005 compared to 7.9% in 2004.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

THE MAIL DIVISION	|	CHAPTER 4

“	Post is my family and my family is Post.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 4	|	THE MAIL DIVISION

TNT POST NEDERLAND

Theo is calm. Very calm. He says it’s the result of his job. After 32 years at TNT Post, he claims that each morning he gets up to go to work he is heading off to his hobby. That’s an enviable situation to be in. There’s probably plenty to talk about at family reunions too, as three of his sons and his daughter-in-law work or have worked at Post. But Theo does more than deliver letters. He is the Drachten representative for BIC (barcode management of letterboxes and clients) and the regional manager for the company vehicles’ on-board computers. Add his volunteering as a Game Guide for the World Food Programme and it’s no wonder he doesn’t know where the time has gone since he started in 1974. If it was up to him, he’d be at Post for another 30 years.

“It seems like yesterday when I started. I had an interview at Post after leaving school. It looked good: a steady income, the security of being a civil servant and the chance to earn 200 guilders more than with any other company. I’m so glad I went with my gut feeling. I’m still here and I have loved every minute of it so far. Of course many things are different to when I started – the change from PTT into TPG and now TNT; the introduction of the sorting machines; and now open postal markets and the associated competition. But although the company has changed, my colleagues are all pretty much the same. Post people are Post people. Full stop. You either have it in you or you don’t. You have to be reliable, friendly and, above all, you have to be sociable. We’re the neighbourhood social workers! Someone could make a good penny or two by using a postman’s local knowledge!”

“One of my favourite activities at Post is being a Game Guide. I was trained in Leeuwarden and now visit about 70 schools each year where I talk to the 8 to 12 year olds. We play the WFP game and discuss the differences between here in the Netherlands and places where the children are not as fortunate as we are. I’ve spoken to hundreds of children and hope I’ve made a difference to them. Even if they now think just a little more about what they have and feel a bond, a connection with the children who have less, I would be delighted. Maybe I’m helping someone indirectly that way.”

“You know, people ask me sometimes how long I still have to work. I look them in the eye and say: “As long as they’ll let me!”

THEO LAP
TNT Post Nederland, Postman+, WFP Game Guide 53 years old, married, 4 sons

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

37	CHAPTER 4

THE MAIL

DIVISION

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 4	|	THE MAIL DIVISION	38

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

Our substantial and lengthy experience in the mail industry has helped us become one of the world’s leading postal operators. It also helps us safeguarding and further developing our leading positions in changing markets. In addition to providing a world-class mail service, we continue combining our expertise with technology to develop new mail related data and document management services that meet specific consumer and business needs.

Our mail division is organised in four business lines: Mail Netherlands, Cross-border Mail, European Mail Networks and Data and Document Management, the latter of which we operate under the brand name Cendris.

Mail Netherlands
Our Mail Netherlands business line collects, sorts, transports and delivers postal items, including letters, direct mail, printed matter, magazines, newspapers and parcels within the Netherlands.

Mandatory postal services provided in the Netherlands form part of Mail Netherlands. Our subsidiary Royal TNT Post B.V. (TNT Post) performs these mandatory postal services. Our operations are subject to significant domestic and European regulations which are described in detail in chapter 13.

Under the Dutch Postal Act we are required to provide mandatory postal services. The domestic mandatory postal services mainly consist of the conveyance against payment of standard single rates of letters and printed matter, including registered mail, with a maximum individual weight of two kilogrammes and postal parcels with a maximum individual weight of 10 kilogrammes. In addition, the provision of certain mandatory postal services is reserved exclusively to us. These reserved postal services include the conveyance of letters weighing up to 50 grammes (100 grammes prior to 1 January 2006) within the Netherlands. The exclusive right does not extend to the conveyance of letters by a business to its own customers.

Certain services are not included in the mandatory services that we are required to provide, including the delivery of bulk printed matter such as advertising, magazines and newspapers, the delivery of bulk letters with a weight above 50 grammes and unaddressed mail items. See chapter 13 for more information. Tariffs for mandatory postal services are required to be transparent, non-discriminatory and uniform. We may, however, grant volume discounts and negotiate specific prices and conditions with high volume users.

The marketing approach for Mail Netherlands varies for different market segments. This differentiated approach enables us to increase customer satisfaction together with effectiveness and efficiency improvements. It ranges from physical outlets (post offices) and mass media for consumers and small and medium enterprises, and call centres for larger businesses to personal selling for key accounts. Internet and new media are increasingly used for all segments. The use of direct mail remains key in all our marketing and sales activities. Such an approach is key in our product portfolio and price strategy as well. To serve the different and continuously changing customer needs, we have developed a broader range of products such as our Economy service, and in addition we have started to set up a new network within our subsidiary “Netwerk VSP” for addressed mail, offering a lower service for lower prices.

The domestic mail service we provide in our home market in the Netherlands consistently ranks among the most efficient and competitively priced in Europe. Our customers enjoyed a near 97% next-day delivery of letters at an overall price that, when corrected for inflation, has actually decreased by nearly 20% since the privatisation of our business in 1989. This is the direct result of our price/value strategy and well above the 95% next-day delivery of letters that is legally required.
Our direct mail business comprises all activities involving distribution within domestic borders of addressed advertising mail and magazines (referred to in the industry as “direct mail”). The vast majority of the delivery of direct mail is not a reserved postal service and is therefore subject to competition. Initially, direct mail was predominantly used by mail-order companies, banks and insurance companies, but recently it is increasingly being used by a wide variety of companies, regardless of size. Prior to 2002, we achieved growth in direct mail volumes due to economic growth in general, our innovative marketing approach and developments in the communications market. Beginning in 2002 and continuing in 2003 and 2004, a decline in direct marketing expenditures, due to slow economic growth and competition with other communications media in the advertising market, negatively affected our direct mail volumes. In 2005 we saw a slight recovery in the addressed direct mail market followed by a stabilisation of market volumes in 2006. We believe that better targeted direct mailings, which have a more limited circulation, may impede future growth in direct mail volumes.

Our domestic mail system is organised around 11 main sorting centres, six of which are mechanically automated centres developed in recent years and are dedicated to letters and printed matter, three are dedicated to parcels, one to registered mail and one to international mail. In 2006 we announced the closure of the sorting centre for international mail by the second quarter of 2007. Our international mail activities will be integrated in the remaining system of sorting centres. At the moment a review of this system is being carried out as part of our cost flexibility programme.

The domestic mail process begins with the deposit of mail by customers at post boxes, post offices and other designated deposit points and the pick-up of mail from customers. Through a fleet of approximately 4,070 vehicles either owned or leased by us, mail is collected and transported to one of the main sorting centres. After sorting, mail is transported to the main sorting centre in the region of its ultimate destination, where the mail is sorted to the level of an individual round of a mailman, and then it is delivered to one of our 465 mail distribution depots. From here the mail is arranged according

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

39	THE MAIL DIVISION	|	CHAPTER 4

to street and house number and door-to-door delivery is then effected by one of our approximately 39,900 deliverers.

Included in Mail Netherlands are the results of our 50% interest in Postkantoren B.V., a joint venture with Postbank N.V., a subsidiary of ING Group N.V. The core business of Postkantoren B.V. is the distribution of financial and communication services and products (including postal services) to consumers and small businesses throughout the Netherlands. Postkantoren B.V. operates a network of approximately 2,100 outlets for the services of one or both partners. This network of outlets, partly self owned and partly in franchise, helps to fulfil our mandatory service obligation to provide a minimum number and regional density of postal outlets, as well as certain other services. Due to the growing use of cash dispensers and the internet for banking and postal services, we are restructuring our outlets: replacing self owned outlets by franchise outlets (usually a shop within a shop). At the end of 2006, the joint venture operated about 270 self-owned outlets and about 1,830 franchise outlets, both offering a full assortment of postal products. We use all 2,100 outlets for the collection of letters and parcels, the sale of stamps, and the delivery of letters and parcels in the event that home delivery is not successful and express post. Banking and insurance products of Postbank are available in approximately 800 outlets.

In addition, TNT Post itself operates a network of about 230 Business Points, which provide postal services to small and medium sized enterprises. For the benefit of consumers, TNT Post uses more than 6,000 retailers as stamp resellers, which means that we offered the Dutch market a total of more than 8,000 distribution points in 2006.

Mail Netherlands also engages in activities related to philately and designs, produces, issues and distributes Dutch stamps. Mail Netherlands includes real estate business related to our mail process. Other activities of Mail Netherlands are renting out postal boxes, pick-up services for businesses, postal box office/home delivery services, change of address services, mail safekeeping services and postal re-routing services. Also included in this line are loyalty services and advisory services related to direct mail. Mail Netherlands also offers digital secure and hybrid mail services. Some of the innovative services that are offered in Mail Netherlands include Notabox, a completely digital consumer orientated mail service for large mailers. We launched Notabox in cooperation with the major Dutch retail banks in January 2006. Other examples of new launches in 2006 are Scanpost, a new service including scanning, classification and electronic delivery of inbound business mail into the business processes of customers, the “Nationale-Apotheek.nl”, which supplies medicine directly to the homes of consumers developed in cooperation with various healthcare partners, and “TNT Post Fotoservice”, an internet service for printing and delivering photos and calendars.

European Mail Networks
Through our European Mail Networks business line, we are building a position to offer our customers a full service concept for mail, based upon high quality of service and wide coverage in addressed and unaddressed delivery. In addition, we offer a portfolio of mail-related services to reinforce our distribution activities. We have a presence now in Austria, Belgium, the Czech Republic, Germany, Italy, the Netherlands, Slovakia and

the United Kingdom and in 2006 the main focus continued to be on expanding addressed activities in the key markets of Germany and the United Kingdom.

Cross-border Mail
Our Cross-border Mail business line offers a range of services to individual and business customers. These services include handling exported postal items in the Dutch market and all postal items imported to or passing through the Netherlands from foreign public and private postal operators.

We provide two distinct cross-border mail services. The first of these is a mandatory postal service. For international inbound and outbound mail, based on the Dutch Postal Act and in accordance with the rules of the Universal Postal Union (UPU), mandatory postal services comprise conveyance against payment of both postal letter mail items at standard single rates and of bulk mail items at separately agreed rates with a maximum individual weight of two kilogrammes. International inbound and outbound postal parcels with a maximum individual weight of 20 kilogrammes are also included. We offer this service through a combination of our Mail Netherlands network and foreign public and private postal operators. For the international transport of mail, we make use of a wide variety of air carriers and, within Europe, a subcontracted truck network. The provision of certain mandatory cross-border postal services is reserved exclusively to us. These cross-border inbound reserved postal services involve the conveyance of letters weighing up to 50 grammes (100 grammes prior to 1 January 2006) within the Netherlands.

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

Spring’s name and credibility in the marketplace is achieved by delivering service and local expertise through a global network. Its key customers are publishers, corporates and direct marketeers. In addition to its cross-border business mail services, Spring also provides a number of value added services with the objective of retaining and growing its customer base. The business operates in three geographic regions: Europe, the Americas and Asia Pacific and is based in Amsterdam, New York and Singapore. The trading environment for Spring continues to be a significant challenge and is heavily influenced by the slow pace of liberalisation in the marketplace; in some countries there is a trend towards remonopolisation.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 4	|	THE MAIL DIVISION	40

Data and Document Management
The services provided by our Data and Document Management business line, Cendris, consist of a complete portfolio of special solutions for direct communication, data and document management. Cendris provides services on finding and retaining customers and offers services for call centre activities, printing of statements and direct mail.

Cendris Customer Information is the product portfolio within Cendris for data activities. Cendris Customer Information is an advisor and specialist in consumer and business information, database management, data analysis and marketing consultancy allowing Cendris to support its customers in their pursuit of loyal and profitable customers. Cendris Customer Information managed to increase its revenue in 2006, despite price pressure in the market.

The Print & Fulfilment portfolio offers services for printing, digital presentation and fulfilment of transaction mail and direct mail. The key benefits for customers are cost reduction and control. We were successful in growing our business by contracting a number of major customers in the energy, telecommunications and insurance sectors. The Dutch print and mailing house, Euro Mail B.V., acquired in 2005, operated successfully in 2006. New activities were started in print management, a broker activity for purchasing of printed matter and job handling. The scope of this activity is the entire print supply chain in which this broker function has clear unique selling points and delivers strong customer benefits. In 2006 this newly established business contributed positively to Cendris’ results.

Cendris Customer Contact offers call centre services for inbound and outbound communication by telephone, e-mail and fax. These services increase the response to customers’ marketing campaigns or optimise outsourcing service operations. Our call centre activities, incorporated in 2004 in a joint venture with Essent, are experiencing fierce pressure on prices due to heavy competition. Our goal is to remain market leader by investing in a more efficient operation.

Facilities
In the Netherlands our mail division uses 476 of TNT’s total of 1,707 buildings as sorting centres and distribution depots. We believe that these buildings are significantly utilised and provide sufficient capacity for 2007’s business forecast. None of our properties is subject to any encumbrance.

The principal mail facilities are as follows:

Location	Owned/rented	Principal Use	Site Area

Amsterdam-Schiphol, the Netherlands	Rented	Sorting centre (international mail)	13,125 sq, metres

Amsterdam, the Netherlands	Owned	Sorting centre (letters)	48,970 sq, metres

‘s Hertogenbosch, the Netherlands	Owned	Sorting centre (letters)	49,460 sq, metres

The Hague, the Netherlands	Owned	Sorting centre (letters)	48,110 sq, metres

Nieuwegein, the Netherlands	Owned	Sorting centre (letters)	57,530 sq, metres

Rotterdam, the Netherlands	Owned	Sorting centre (letters)	40,240 sq, metres

Zwolle, the Netherlands	Owned	Sorting centre (letters)	56,560 sq, metres

Amsterdam, the Netherlands	Owned	Sorting centre (parcels)	31,460 sq, metres

Dordrecht, the Netherlands	Owned	Sorting centre (parcels)	28,250 sq, metres

Zwolle, the Netherlands	Owned	Sorting centre (parcels)	32,210 sq, metres

Arnhem, the Netherlands	Owned	Sorting centre (registered mail)	48,920 sq, metres

STRATEGY AND ACTIONS

In the mail industry it is our ambition to become the leading provider of business and consumer related services for communication, transactions and delivery. We want our mail operations to be recognised as the industry benchmark for quality of service, efficiency and customer service, for producing the best returns in the industry, and for making optimal use of both new technologies and European postal market liberalisation.

Our mail strategy is based on two key elements:
•	In our domestic mail operations in the Netherlands, we focus on our customers and on the efficiency of our network. We implement our customer centric approach through our sales channels, product development and new business. The price/value strategy together with the implementation of our cost flexibility measures are designed to enable us to retain our margins within a stable band. In addition, we continue to offer high service quality and new services to customers that bring cost savings to their production chains.
•	Internationally, we continue to expand in attractive markets along two tracks:
•	through an offensive approach we aim to build an alternative postal company to the incumbent operator in world-wide selected countries and markets. Our European Mail Networks business line offers addressed, unaddressed and segmented distribution solutions for letters and direct mail, brochures, leaflets and samples with an excellent price/quality ratio, and
•	through postal alliances we strive to strengthen our position by way of cooperation with other organisations and postal operators.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

41	THE MAIL DIVISION	|	CHAPTER 4

These two key elements are supported by the following activities:

Over 50% of the Dutch mail market is accessible to competition. This is well ahead of most other European mail markets. In the liberalised part of the Dutch mail market, we believe there is no market distortion. This can be illustrated through two competitors that each has full nationwide coverage for end-to-end mail delivery with a growing market share, which we believe is unique in Europe.

In August 2006, the major Dutch banks, a few health insurers and some other large companies, each responsible for sending high volumes of mail, pooled their interests and set up the “Vereniging Grootgebruikers Postdiensten (VGP)”, an organisation to represent their mutual interests in the addressed mail market. The VGP claims to represent approximately 14% of the addressed mail market in the Netherlands. This could adversely affect our mail division’s revenue.

•	our national and international parcel activities in the Netherlands, Belgium and the United Kingdom that could be expanded in the coming years into more geographic areas, and
•	our mail related data, print and document management services, such as direct and interactive marketing services and services for managing physical and electronic information flows,
•	our 51% owned subsidiary G3 Worldwide Mail N.V. (Spring), owned together with Royal Mail Investments Limited, a UK company, and Singapore Post Limited, that offers cross-border mail services on a global scale.

BUSINESS CONTEXT

We do not believe that the postal market has yet absorbed all effects of the digitalisation of information flows. Large parts of the bulk transaction mail volumes will most likely be substituted by electronic ways of communication in the future. We recognise, however, that to a large extent the substitution process will be driven by the attitude of consumers and businesses towards electronic mail. Understandably, this attitude varies with the content of the messages and the function of mail.

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

Closely related to this liberalisation process will be the definition of the Universal Service Obligation and its funding. We expect an intense discussion both at national and European levels on how the content of universal service is to be shaped in the future. The value added tax exemption for universal services granted to the universal service provider, which now leads to substantial market distortion in most member states, needs close attention in this regard. Other forms of non-regulation based market distortion of full competition needs monitoring as well. Increased competition resulting from liberalisation will create additional pressure on national postal operators.

Most European postal operators were turned into corporations starting in 1989. Many governments are now considering privatisation of their national postal operator. In the process of privatisation there is an active interest by private equity as well as several industry players. This may result in a fundamental change in the European postal landscape and might trigger a consolidation process that will limit the number of independent postal players.

Our domestic mail business is seasonal in the sense that it is affected by public and local holiday patterns. The third quarter is traditionally our weakest quarter due to the summer holiday season in the Netherlands and the revenue in the month of December is positively impacted by the distribution of Christmas greeting cards and presents.

Mail Netherlands
Our mail business in the Netherlands is highly regulated, the details of which are presented in chapter 13. The current Dutch Postal Act requires us to provide the mandatory postal services in the Netherlands at regulated prices and grants us the exclusive right to provide some of these services (referred to as reserved postal services). Despite declining volumes in the Netherlands, due to the saturation of the Dutch domestic mail market, growing competition and substitution by customers of other methods of delivering information, mail activities have provided us with a stable source of revenue and income. Dutch and EU regulations prohibit us from using the revenues from reserved postal services to cross-subsidise other activities.

In the Netherlands our two main competitors in the addressed mail market, Sandd B.V. and Selekt Mail Nederland (the latter is owned by Deutsche Post World Net and Dutch publisher Koninklijke Wegener N.V.), have both built their own nationwide delivery capability based on a delivery frequency of twice a week. These two main competitors claim to have delivered around 650 million addressed postal items together in 2006. We estimate that their joint market share was around 10% of the total volume of the Dutch addressed mail market. We expect that these competitors will continue to grow.

Customers choose our services because of our high price/value ratio based on the high effectiveness of mail as a communication medium and our ability to reduce the total chain costs for our customers.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 4	|	THE MAIL DIVISION	42

Due to the efficiency of our operations and customer orientation, we believe that in spite of liberalisation, we will retain our leadership position in our traditional home market. Adjusting to reduced mail volumes and facilitating initiatives to limit volume decline, however, will require a continuous and increased effort to realise cost flexibility. As an indication of our strong position, the automotive, charitable, home shopping and government branches are examples where we regained business from competition in 2006.

Full liberalisation of the Dutch market will take place under certain conditions, mainly dependent on developments in the United Kingdom and Germany. Full liberalisation, however, is not expected before January 2008.

The Dutch parliament is expected to further debate the proposed new Postal Act during the course of 2007, including the future size of the new Dutch Universal Service Obligation. The Dutch government has proposed to limit the Universal Service Obligation in the Netherlands to single piece items and cross border mail when full liberalisation of the Dutch postal market takes place.

European Mail Networks
In other countries we are growing our mail services, although substitution is a relevant factor that negatively influences the total size of most West European mail markets. At the moment our potential growth in other countries is also negatively affected by various barriers to entry, including fiscal (VAT) and regulatory.

Cross-border Mail
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

Most European postal operators view the UPU target terminal dues system as inadequate for these purposes. As a consequence a significant majority of them are party to the separate, multilateral “REIMS II” agreement where terminal dues are related to a higher percentage of domestic tariffs, and to a certain extent to service quality as well. We have not entered into the REIMS II agreement because we feel it does not contain a strong incentive/penalty system that would guarantee improvement of the quality of service. Instead, we have concluded commercially oriented bilateral agreements with most of the European postal operators. The REIMS II parties plus TNT and Royal Mail have entered into negotiations with a view to concluding a market oriented “REIMS III” agreement. These negotiations are very complicated and have not been finalised. TNT Post is currently negotiating bilateral agreements for 2007.

Most of the 10 countries that joined the EU on 1 May 2004 have entered into a “REIMS East” agreement with the REIMS II parties. This agreement allows the new EU public postal operators to use a transitional period to get accustomed to terminal dues that are based on domestic tariffs. We decided to become a member of the REIMS East agreement as of 1 January 2005. In this way we avoid lengthy bilateral negotiations and create considerable goodwill that will support our position in future terminal dues negotiations. The financial effects of this decision are limited due to low volumes exchanged between Royal TNT Post B.V. and postal operators of the accession countries.

In international postal services, other than reserved postal services, we face competition from other public postal operators and from a wide variety of private, internationally operating companies. Competition for these services is based primarily on price and quality of service.

BUSINESS PERFORMANCE

We have maintained our profitability because of our customer focus and a set of cost restructuring measures that are being implemented with great rigour. Through our customer focus we are able to illustrate the effectiveness of mail as a communications medium, realise optimal total chain costs for our customers, develop new innovative services and realise high service quality standards. The ability to offer data and document management services is also a competitive factor. In 2001, we formulated our cost flexibility programme with works council discussions and initial pilots aiming at €320 million of savings on an annualised basis by 2012, compared to our cost levels in 2001. In 2004, we updated this cost flexibility programme with an overhead Master Plan, and we now expect this programme to achieve annualised cost savings by 2012 of approximately €370 million. In 2006, we achieved aggregate cost savings of €298 million, which was €64 million more than in 2005. We are ahead of the implementation schedule last communicated in December 2004. The cost saving programme includes a restructuring of the marketing and sales channels and organisation, a restructuring of our overhead and a restructuring of our operations.

Mail Netherlands
In the Netherlands we have announced new initiatives to:

•	limit volume pressure through further product and price differentiation and investments to maintain and generate new volumes, and
•	reduce costs further through initiatives that we expect to generate €300 million in additional annual savings on top of the already existing cost flexibility measures (under the so called Master Plans).

The coming period will bring a continuation of competitive pressure. Without new commercial initiatives, we could see a volume decline of up to 40% by 2015. In December 2006 we announced new initiatives to be added to the existing cost flexibility programme. These plans include an intensified market response combined with additional cost reductions and an increase in cost flexibility. The intensified market response will bring further product and price differentiation and investments to maintain and generate (new) volumes. It is our ambition to limit volume decline over the period 2006-2015 to an average of between 3% and 4% per annum, although in the first one or two years after full liberalisation we expect slightly higher declines.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

43	THE MAIL DIVISION	|	CHAPTER 4

The cost measures include a renewed effort to increase efficiency (e.g. process redesign) and steps towards market conforming labour conditions. We intend to stimulate voluntary attrition supported by social measures to realise these plans. On top of the existing €370 million cost flexibility programme savings, of which €298 were by the end of 2006, the new initiatives are expected to bring an additional €300 million of savings, to be implemented up to 2015. The newly announced plans will contain cost savings throughout the operational chain of collection, transport, sorting, preparation and delivery. The plans also include steps towards a more market conforming wage structure and a renewed effort to optimise marketing and sales and overhead processes.

We will discuss and refine the plans with employees, unions and works councils and detail the plans for implementation. We expect first savings from these new initiatives to materialise in 2008. In the course of 2007 we intend to announce more details related to the new initiatives.

European Mail Networks
In Germany, one of the key mail markets in Europe, we accelerated the expansion of our regional distribution networks to strengthen our position in nationwide addressed delivery. We have decided not to build a nationwide network, but will focus on high density areas, either through greenfield operations under the brand name TNT Post Regioservice or via acquisitions. The aim is to be active in all key areas in Germany with our own regional distribution. In 2006 we established a coverage through own networks of close to 20%. With this we can secure the nationwide product offering of our 71% subsidiary TNT Post AG & Co. KG, which successfully gained new customers and almost doubled revenues in 2006. The national coverage for the distribution of letter mail is more than 90% of all households in Germany. This has been achieved by us through partnerships with regional distribution companies, of which TNT Post Regioservice is one. In 2006 we acquired PostCon Deutschland AG, the market leader in consolidation in Germany. Through this acquisition we were able to grow our customer base and to bring volume into our own networks.

The United Kingdom is the second largest market in Europe and is therefore a key market for us. In the United Kingdom we have contracted with Royal Mail for downstream access which allows us to offer customers an alternative in the postal market. This arrangement was successful in 2006, as we gained many important contracts. At the same time we are setting up sorting facilities to be able to offer customers a broader portfolio of services. Our ultimate goal is to provide customers with an end-to-end solution. We made the first steps towards this in 2006.

In the fourth quarter of 2006 we also launched a parcel service in the UK. The acquisition of the JD Williams courier network provides an entry for TNT Post UK to business to consumer and consumer to consumer parcel and delivery markets, providing 80% household coverage in the United Kingdom. The JD Williams courier network employs 194 employees supported by a network of over 2,200 self employed couriers. This acquisition is a significant gain for our end-to-end strategy, but does require operational fine-tuning in 2007.

In unaddressed delivery we strengthened our position in 2006 in all markets where we are present, mainly through organic growth. In the Netherlands, Belgium and Central and Eastern Europe we are a significant player in unaddressed delivery. In almost all countries, however, we are experiencing intense price competition (mostly by companies owned by other postal operators who use their dominant position and wish to enter this market). Our goal is to retain our market share by retaining customers and volumes. We invest in quality of services to differentiate ourselves from those competing on price.

In 2006, we acquired three unaddressed mail companies in Italy. These acquisitions strengthened our position and are next steps towards consolidating the market.

In China we have created a direct mail company to allow us to capitalise on what we expect will be the strong development of the Chinese direct mail market.

Data and Document Management
As a result of TNT’s refined focus strategy, we have decided to focus on Data, Print & Fulfilment and Customer Contact. The mail, repro and capture activities, therefore, were no longer part of our core strategy, and we sold Cendris Document Management B.V. to the Spanish company Service Point Solutions S.A. in the fourth quarter of 2006, and also sold the activities of Cendris Deutschland GmbH.

FINANCIAL RESULTS

In 2006, our mail business earned revenues of €4,065 million, a 2.8% increase compared to 2005. Mail accounted for 40.4% of our group operating revenues and 59.6% of our group operating income.

In 2006, approximately 24.6% of our mail operating revenues and approximately 9.9% of the group’s operating revenues (2005: 28.2% and 11.1%) were derived from reserved postal services in which we generally were not subject to competition. Notwithstanding that other companies are legally precluded by the Postal Concession granted to us by the State of the Netherlands from providing conveyance of items of correspondence that fall under reserved postal services, a small number of these are carried by other providers. We are aware of this practice, but the effect on volumes is immaterial.

In 2006 we experienced a volume decline of 4.3% per annum compared to 2005. The underlying decline of volumes adjusted for a comparable number of working days per year was 4.0% per annum. The total TNT Mail Netherlands addressed mail volumes have decreased an average 2.2% per annum since 2000. This is within the guidance we gave in 2001 and the indicated average decline between 2% and 3% up to 2010. In 2004 we updated this guidance with an average volume decline between 3% and 4% annually from 2004 up to 2012 onwards. The average decline over 2005 and 2006 has been around 3.7% per annum.

The decline was due in part to substitution of electronic media (see chapter 10), and accelerated by competition. We expect a further decline in addressed mail over the next few years due to the increasing use of electronic mail, electronic bill presentment, reduced frequency of bank statements, competition and other factors.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 4	|	THE MAIL DIVISION	44

The following tables sets out the financial performance of our mail division for the past three years:

	Year ended at 31 December

MAIL FINANCIAL OVERVIEW	2006	2006	variance %	2005 [1]	variance %	2004 [1]

	US$	€		€		€

Total operating revenues	5,365	4,065	2.8	3,955	2.7	3,852

as % of total operating revenues TNT		40.4		42.4		43.6

Other income	77	58	123.1	26	225.0	8

Total operating expenses	(4,438)	(3,362)	(4.9)	(3,206)	(4.9)	(3,057)

Total operating income	1,004	761	(1.8)	775	(3.5)	803

as % of mail operating revenues		18.7%		19.6%		20.8%

(in millions, except percentages) 1 Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

	Year ended at 31 December

MAIL OPERATING REVENUES	2006	2006	variance %	2005	[1]	variance %	2004	[1]

	US$	€		€			€

Mail Netherlands	3,427	2,596	(1.9)	2,647		(0.2)	2,652

European Mail Networks	988	749	25.5	597		23.3	484

Cross-border Mail	705	534	3.7	515		(6.5)	551

Data and Document Management	245	186	(5.1)	196		18.8	165

Total operating revenues	5,365	4,065	2.8	3,955		2.7	3,852

as % of total operating revenues TNT		40.4		42.4			43.6

(in millions, except percentages) 1 Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

	Year ended at 31 December

MAIL OPERATING EXPENSES	2006	2006	variance %	2005	[1]	variance %	2004	[1]

	US$	€		€			€

Cost of materials	216	164	(8.9)	180		0.6	179

Work contracted out and other external expenses	1,588	1,203	16.2	1,035		9.9	942

Salaries, pensions and social security contributions	2,071	1,569	(2.3)	1,606		2.9	1,560

Depreciation, amortisation and impairments	178	135	5.5	128			128

Other operating expenses	385	291	13.2	257		3.6	248

Total operating expenses	4,438	3,362	4.9	3,206		4.9	3,057

(in millions, except percentages) 1 Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

	Year ended at 31 December

MAIL OPERATING STATISTICS	2006	2005	2004	2003	2002

Addressed postal items delivered by Mail Netherlands [1] (millions)	4,918	5,139	5,302	5,384	5,521

per Netherlands delivery address (items)	644	679	707	724	747

per Mail Netherlands FTE [2] (thousands of items)	155	152	161	156	151

per Netherlands inhabitant (items)	301	315	325	331	341

per delivery day (millions)	16	17	17	18	18

total operating revenues per FTE [2] (thousands of €)	95	94	95	89	92

average percentage of national mail sorted automatically (%)	83	84	82	82	80

Postal volumes by Cross-border (thousands of kilogrammes)	88,237	81,334	90,239	94,467	90,691

Addressed postal items delivered by EMN (millions)	894	490	259

1 Excluding international mail items per delivery day (millions). 2 The FTE (full-time employee equivalent) definition is based on a 37-hour work week.

The operating revenues of the mail business increased by 2.8% in 2006. In Mail Netherlands addressed mail volumes decreased by 4.3%, and revenues declined by 1.9%. On a comparable number of working days’ basis, the addressed Mail Netherlands volume decline was 4.0%. Revenues in our cross-border line of business increased by 3.7%. Revenues in European Mail Networks showed a 25.5% growth. Data and Document Management revenues decreased by 5.1%.

Addressed Mail Netherlands volumes continued to decline as a result of growing competition, substitution and customers suspending their mailings. Our mail division focused on quality and margins to defend its market position. At the European level we expanded in the addressed mail segment through our start-ups and acquisitions in the United Kingdom and Germany.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

45	THE MAIL DIVISION	|	CHAPTER 4

Operating income decreased by 1.8% in 2006. This decrease was mainly due to the expansion of our European Mail Networks and, in Mail Netherlands, structural cost increases, partly offset by continued progress in improving productivity and cost control.

MAIL OPERATING REVENUES
2006/2005
In 2006, operating revenues from our mail business increased by €110 million (2.8%) compared to 2005. Organic operating revenues increased by €63 million (1.6%). Compared to last year, 2006 showed a €46 million (1.2%) positive acquisition effect, due to a number of acquisitions realised in 2005 (including Reischl, Robl, Euro Mail B.V., Szunyog and Rheinkurier GmbH), acquisitions realised during 2006 (including PostCon Deutschland AG, CBS City Briefservice GmbH , MailXpress GmbH, Ridas Sicherheits- und Handelsgesellscheft m.b.H, Germany, TWM Italia Srl. and Turbopost GmbH, Giebiesse Italia Srl. and JD Williams) and disposals in 2006 (including Cendris Document Management B.V., ID Company Fashion B.V., and our share in Mailprofs Employment B.V.). Foreign exchange effects accounted for an increase of €1 million (0.0%).

Mail Netherlands operating revenues in 2006 decreased by €51 million (1.9%) compared to 2005. The organic volume decline in addressed mail items was partly offset by a positive price-mix effect and other effects.

The continued underlying decline in addressed postal item volumes in 2006 (4.0%) was primarily due to competition in the non-mandatory area, accompanied by reduced demand for direct mail as a result of cost saving programmes initiated by some of our key customers due to the continued substitution by electronic media. We expect these trends to continue, although Mail Netherlands benefited from extra volumes of mail resulting from changes in the health insurance system in the Netherlands. The underlying volume decline was accompanied by a lower average number of working days in 2006 compared to 2005, which had a 0.3% downward volume effect.

In Cross-border Mail competition remained fierce, with the key international postal operators continuing to compete on price. Cross-border Mail operating revenues in 2006 increased organically by €19 million (3.7%) compared to 2005. The main driving factors for this increase were growth in our domestic export and parcels.

Other income increased by €32 million to €58 million, mainly as a result of higher book gains on disposed companies (€22 million) and the higher sale of real estate (€12 million).

European Mail Networks operating revenues increased by 25.5% in 2006. All countries contributed to this growth. The United Kingdom, Germany, Italy and Central Europe showed double digit growth.

In the United Kingdom we continued to broaden our customer portfolio and showed strong growth in the downstream access services with Royal Mail. Complementary to this service, we started end to end initiatives in the cities of Manchester, Glasgow and Bristol. Furthermore we started our new parcel service through the acquired JD Williams courier network as from the third quarter of 2006. In Germany we succeeded in strengthening our position via greenfield start-ups in key cities and multiple acquisitions across the country. We managed to increase the last mile coverage by our own network to 20% of the German households. Including our partners, TNT Post AG & Co. KG (formerly EP Europost) has now reached over 90% coverage. Despite strong competition from Deutsche Post and the founding of PIN Group, a consortium of the most important German publishers, TNT Post AG & Co. KG almost doubled its revenues. In the third quarter we started our own sorting facilities and acquired the leading mail consolidator PostCon. In Italy we expanded our unaddressed network via the acquisition of TWM Italia Srl., Gibiesse Italia Srl. and TG Distribuzioni Srl.

In a competitive market, Data and Document Management operating revenues decreased by €10 million (5.1%). This decrease was mainly attributable to the business line Cendris Document Management including the disposal effect of Cendris Document Management B.V. and Cendris Deutschland GmbH.

2005/2004
In 2005, operating revenues from our mail business increased by €103 million (2.7%) compared to 2004. Organic operating revenues increased by €82 million (2.1%). Compared to last year, 2005 showed a €18 million (0.5%) positive acquisition effect, due to a number of acquisitions effective in 2004 (including Prime Vision, Seducom and our joint venture with Essent N.V., named Cendris BSC Customer Contact B.V.), the disposal of Denis Bodden N.V., and acquisitions effective in 2005 (including Reischl, Robl, Euro Mail B.V., Szunyog and Rheinkurier GmbH). Foreign exchange effects accounted for an increase of €3 million (0.1%).

Mail Netherlands operating revenues in 2005 decreased by €5 million (0.2%) compared to 2004. The organic volume decline in addressed mail items was partly offset by a positive price-mix effect and other effects.

The continued underlying decline in addressed postal item volumes in 2005 (2.0%) was primarily due to competition in the non-mandatory area, accompanied by reduced demand for direct mail as a result of cost saving programmes initiated by some of our key customers due to the continued substitution of electronic media. We expect these trends to continue, although Mail Netherlands benefited from extra volumes of mail resulting from changes in the health insurance and early retirement legislation in the Netherlands in the second half of 2005. The underlying volume decline was accompanied by a lower average number of working days in 2005 compared to 2004, which had a 1.1% downward volume effect.

During 2005 competition remained fierce, with the key international postal operators continuing to compete on price. Cross-border Mail operating revenues in 2005 decreased organically by €38 million (6.9%) compared to 2004. The main driving factors for this decline were international competition, our policy to reduce and terminate unprofitable contracts of volume in our Spring business and the renewed sales agency agreement with Royal Mail Group in the middle of 2004, which resulted in a lower fee. Foreign exchange effects caused a 0.4% increase in operating revenues, primarily related to the fluctuation of the euro against the US dollar, GB pound and the Singapore dollar.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 4	|	THE MAIL DIVISION	46

Other income increased due to the sale of mail related real estate.

European Mail Networks operating revenues increased by 23.3% in 2005. All countries except Belgium, where our business is still negatively affected by competition, contributed to this growth. The United Kingdom, Germany, Italy and Central Europe showed double digit growth.

In the United Kingdom our start-up business was successful and established a lead position in the UK downstream access market. In Germany we succeeded in strengthening our position despite strong competition from Deutsche Post and the initiative of a group of German publishers to cooperate in mail distribution. Our German start-up in addressed mail, TNT Post AG & Co. KG (formerly EP Europost), more than doubled its revenue. It succeeded in closing contracts with important customers. Furthermore, TNT Post Regioservice GmbH doubled its revenue by creating its own networks in key strategic areas. Focus has been on securing the position by enlarging our own distribution networks in other major cities, strengthening the relationships with partner distribution networks and building up a position in the consolidation market. In Italy mail addressed, unaddressed and mail related activities showed double digit growth.
In a competitive market, Data and Document Management operating revenues increased by €31 million (18.8%). This increase was mainly attributable to the full year contribution of the joint venture started in 2004 with Essent N.V., named Cendris BSC Customer Contact B.V., and the acquisition of Euro Mail B.V. in 2005.

MAIL OPERATING EXPENSES
2006/2005
Our operating expenses increased by €156 million (4.9%) in 2006 compared to 2005.

Costs for work contracted out increased by €168 million, which is attributable to the organic growth and acquisitions realised in European Mail Networks. The decrease in cost of materials of €16 million compared to 2005 is mainly explained by the disposal of our 100% shareholding in Cendris Document Management B.V. In 2006 costs of salaries decreased by €37 million, mainly as a result of a reduction of FTEs in our mail division in connection with our cost flexibility programme and €50 million lower pension costs compared to 2005. These effects are partly offset by higher costs of salaries due to organic growth and acquisitions by our European Mail Networks, and €27 million restructuring costs in Mail Netherlands compared to €10 million restructuring costs in 2005.

Other operating expenses increased by €34 million compared to 2005, mainly due to the expansion costs in European Mail Networks, a VAT settlement with the Dutch tax authorities and the new TNT Post house style clothing and rebranding of TPG Post to TNT Post, partially offset by an €18 million release in respect of a lower estimate of the accrual for stamps sold but not yet used.

2005/2004
Our operating expenses increased by €149 million (4.9%) in 2005 compared to 2004. Organic growth in European Mail Networks and acquisitions caused an increase in work contracted out, partly offset by volume decreases in the business lines Mail Netherlands and Cross-border Mail. In 2004 costs of salaries benefited from a €9 million net positive one-off effect from a settlement of future wage guarantees and various social measures including social and pension contributions. The lack of this one-off effect in 2005, a €18 million increase due to the unwinding of a contract regarding liability for future wage guarantees in 2004, €80 million higher pension costs and €10 million restructuring costs in 2005 caused an increase in salary costs, which could only partly be offset by savings (amongst others reflected in the decline in average FTE’s equivalents from 43,825 in 2004 to 41,724 in 2005) in connection with our cost flexibility programme.

MAIL OPERATING INCOME
2006/2005
In 2006 the mail business operating income decreased by €14 million (1.8%) compared to 2005, mainly due to the expansion of European Mail Networks and the continued volume decline in Mail Netherlands, and only partly offset by positive price-mix effects and our continued progress in improving productivity and cost control. The latter is mainly driven by our cost flexibility programme, which delivered additional savings of approximately €64 million in 2006, adding up to €298 million in estimated aggregated savings from the start of the programme in 2002. Furthermore, 2006 included €27 million restructuring costs in Mail Netherlands compared to €10 million in 2005. These effects were partly offset by €22 million book gains on disposals, €18 million release in respect of a lower estimate of the accrual for stamps sold but not yet used and book profit from the sale of real estate.

In 2006, overall operating income of our mail division as a percentage of its operating revenues decreased to 18.7% compared to 19.6% in 2005.

2005/2004
The mail business operating income in 2005 decreased by €28 million (3.5%) compared to 2004, mainly caused by Mail Netherlands. The €28 million decline however, was affected by a net positive one-off effect of €9 million in 2004 from a settlement of future wage guarantees and various social measures including social and pension contributions, and € 10 million restructuring costs in 2005.
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
In 2005, overall operating income of our mail division as a percentage of its operating revenues decreased to 19.6% compared to 20.8% in 2004.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

DISCONTINUED OPERATIONS	|	CHAPTER 5

“	Trust and empowerment make TNT a great company.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 5	|	DISCONTINUED OPERATIONS

TNT EXPRESS HONG KONG

Angela is one of those people you can’t help but respect. Not the largest of people, she more than makes up for her stature through her intellect and drive. Add her energy and enthusiasm, sparked especially through conversations about her job, and you know why clients and staff alike are keen to work with her. Last year, she was one of only nine to receive the TNT Express Corporate Exceptional Behaviour Award. This is her first job after graduating from university in Canada. She must have had some good professors as she’s making waves in Hong Kong already. Expect much from Angela.

Angela: “Always say thank you. Always stay in touch with your network. And always, always trust yourself. It sounds simple, but in the relatively short time that I’ve been working it’s certainly paid off for me. I think the ‘trust yourself’ is probably the most important, especially with the variety I am faced with in my position. When I was promoted to Special Services Manager two years ago, my boss told me that I was going to have the most dynamic job within TNT. I have certainly not been disappointed.”

“Special Services lives up to its name. Each of our products is interesting and demands a new approach. I’ve sent out life-saving medical consignments via on-board courier and recently I was responsible for 32 sedan racing cars arriving safely from Australia to Shanghai for the Shanghai V8 Supercars Championship. I had to charter two 747 freighters for that one! Each enquiry requires you to think, think fast, and to create new options.”

“In my humble opinion, I think I’ve got the best job in TNT! Special Services adds that extra bit of flavour to the TNT product range. Everything I do calls for that additional effort, huge creativity and somehow making maximum use of the resources we have at our disposal to meet the wishes of our clients. And they can be demanding, believe me!”

“Several people have asked me why I am still at TNT. Surely, they say, you need to expand your horizons and discover what’s out there while you’re still young. The thing is - I don’t want to! TNT gives me every possible freedom to develop myself. TNT management trusts that their employees have good intentions and that they will invest their best for the company. Of course, not everything goes right first time. But if you put in the effort, the rewards are there. Empowerment works.”

ANGELA CHIU
TNT Express Hong Kong, Special Services Manager 32 years old, married

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

47	CHAPTER 5

DISCONTINUED

OPERATIONS

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 5	|	DISCONTINUED OPERATIONS	48

On 6 December 2005 we announced a strategy to focus on our core competency of providing delivery services by expertly managing delivery networks and our intention of selling the logistics business. On 23 August 2006 we announced that we have signed a Sale and Purchase Agreement on the sale of the logistics business. On 4 November 2006 we completed the sale of the logistics division to affiliates of Apollo Management L.P. As is customary in transactions of this nature, we gave warranties and indemnities and, subject to certain exceptions, have agreed not to engage in the contract logistics business. On 30 October 2006 we announced the decision to divest our freight management business. On 16 November 2006 we signed a Sale and Purchase Agreement to sell our freight management business unit to the French logistics service provider Geodis SA. On 5 February 2007 we completed the sale. The total net proceeds are approximately €450 million. The book gain of the transaction is expected to be approximately €190 million. We have given warranties and indemnities which are customary for transactions of this nature. The Share Purchase Agreement also includes certain restrictions for TNT to compete with activities carried out by freight management.

We refer to Note 8 of our consolidated financial statements for further information on the sale of logistics and freight management.

Our logistics division was reported as discontinued operations/ assets held for sale as at 31 December 2005. In our statement of income for 2006, 2005 and 2004 we have presented the net result of our discontinued logistics business on a separate line ‘Profit/(loss) from discontinued operations’.

Our freight management business is also reported as discontinued operations/assets held for sale. Consequently, in our statement of income for 2006, 2005 and 2004 we have presented the net result of our discontinued freight management business on a separate line ‘Profit/(loss) from discontinued operations’. We have restated the comparative figures for the 2005 and 2004 statements of income and cash flow to reflect the presentation of the freight management business as a discontinued operation.

FINANCIAL REVIEW

The condensed financial review shown hereafter, relates to both the logistics business and freight management business. The review will briefly focus on the statements of income and cash flow statements. It should be noted that the 2006 figures for the logistics business are as of and through 4 November 2006 (10 months) and are therefore not fully comparable to 2005 (12 months).

COMBINED STATEMENTS OF INCOME
The combined statements of income relate to the discontinued operations for our logistics and freight management businesses.

	Year ended at 31 December

COMBINED STATEMENTS OF INCOME	2006	2006	2005	2004

	US$	€	€	€

Total operating revenues	4,985	3,777	4,345	3,860

Other income	(32)	(24)	(98)

Cost of materials	(282)	(214)	(249)	(258)

Work contracted out and other external expenses	(2,874)	(2,178)	(2,412)	(1,987)

Salaries, pensions and social security contributions	(1,325)	(1,004)	(1,209)	(1,154)

Depreciation, amortisation and impairments	(18)	(14)	(104)	(97)

Other operating expenses	(382)	(288)	(279)	(225)

Total operating expenses	(4,881)	(3,698)	(4,253)	(3,721)

Total operating income	72	55	(6)	139

Net financial (expense)/income	(83)	(63)	(69)	(62)

Results from investments in associates	(59)	(45)		(1)

Income taxes	(22)	(17)	(34)	(47)

Profit/(loss) for the year	(92)	(70)	(109)	29

Post-tax result disposal assets held for sale	(115)	(87)

Profit attributable to minority interests				(3)

Profit/(loss) from discontinued operations	(207)	(157)	(109)	32

Attributable to:

Logistics business	(202)	(153)	(111)	31

Freight management business	(5)	(4)	2	1

(in millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

49	DISCONTINUED OPERATIONS	|	CHAPTER 5

DISCONTINUED OPERATING REVENUES
It should be noted that the 2006 figures for the logistics business are as of and through 4 November 2006 (10 months) and are therefore not fully comparable to 2005 (12 months).

	Year ended at 31 December

DISCONTINUED OPERATING REVENUES	2006	2006	2005	2004

	US$	€	€	€

Logistics business	3,871	2,933	3,556	3,581

Freight management business	1,114	844	789	279

Total operating revenues	4,985	3,777	4,345	3,860

(in millions)

Logistics
On a full year basis the 2006 revenues of our discontinued logistics business would be expected to have increased compared to 2005, mainly driven by increases in Italy and new sales contracts in China, South America, South East Asia and Australia. The increase in Italy is largely attributed to higher production across Fiat’s manufacturing facilities.

In 2005 the revenues of the discontinued logistics business decreased by €25 million (0.7%) compared to 2004. The decrease was primarily due to contract terminations and lower volumes in Europe and due to the sale of our French operations in the fourth quarter of 2005. This was partly offset by a positive foreign exchange effect caused by the depreciation of the euro against other currencies.

Freight management
In 2006, revenue increased by €55 million (7%) compared to

2005. This predominantly relates to increased revenues generated in the Nordics (Sweden).

In 2005 operating revenues grew organically in all regions with the exception of the Americas. Growth in both air and ocean volumes contributed to the increase in operating revenues. The revenues from freight management Europe were positively influenced by new business. The revenues from freight management Americas were negatively influenced by the loss of one customer in North America and negative foreign exchange effects in South America.

DISCONTINUED OPERATING EXPENSES
It should be noted that the 2006 figures for the logistics business are as of and through 4 November 2006 (10 months) and are therefore not fully comparable to 2005 (12 months).

	Year ended at 31 December

DISCONTINUED OPERATING EXPENSES	2006	2006	2005	2004

	US$	€	€	€

Logistics business	(3,783)	(2,866)	(3,475)	(3,448)

Freight management business	(1,098)	(832)	(778)	(273)

Total operating expenses	(4,881)	(3,698)	(4,253)	(3,721)

(in millions)

Logistics
On a full year basis, the operating expenses for the discontinued logistics business would be expected to have increased compared to 2005. Operating expenses increased due to the higher business activities and certain non-recurring charges relating to the sale of our logistics business.

In 2005 operating expenses increased by €27 million compared to 2004. This is significantly influenced by €18 million restructuring costs and €3 million impairment charges in France.

Freight management
In 2006 operating expenses were €54 million higher than 2005. This largely relates to the increase in work contracted out as a consequence of the increase in revenue. As a percentage of revenue these costs have increased marginally from 2005.

Salaries have increased due to new business and for improvements in Finance and Corporate sustainability. Amortisation expenses have reduced due to the former trademark being fully amortised in the fourth quarter of 2005.

Freight management operating expenses have remained generally consistent as a percentage of revenues between 2005 and 2004.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 5	|	DISCONTINUED OPERATIONS	50

DISCONTINUED OPERATING INCOME AND PROFIT FOR THE YEAR

Logistics
On 4 November 2006 TNT completed the sale of the logistics division to affiliates of Apollo Management L.P. The total transaction value was €1,480 million on a cash and debt free basis. Taking into account deductions by the buyer for finance leases, pension and other employee benefits, and various costs for separation and rebranding, we received proceeds of €1,335 million, of which €15.5 million was received in the form of a 5% equity stake in Louis Topco Limited.
In 2006 discontinued logistics operations resulted in an operating income of €43 million. Included in this income is a €35 million loss in respect of a provision for onerous contracts. In the first quarter of 2006 the remainder of our French operations was sold to the French cargo transport operator Malherbe and Pierre-Michel Mendy/ Groupe Lapegue resulting in a total loss of €26 million, recorded in ‘Other income’. The loss in 2006 of €45 million on ‘Result from investments in associates’ relates mainly to a €43 million asset impairment in respect of TNT’s 20% equity interest in Global Automotive Logistics SAS.
The post-tax transaction loss on disposal assets held for sale of the logistics business amounts to €87 million and includes various deal related expenses and the portion of our cumulative translation adjustment that relates to our divested logistics business resulting in a charge of €12 million. For 2006 the total loss from discontinued operations related to the logistics business amounted to €153 million.

The total amount of our results from discontinued logistics operations for 2005 includes the results of the sale of the majority of our French operations to Norbert Dentressangle and to Malherbe amounting to a loss of €102 million, pre-tax. The result of the sale was recorded in ‘Other income’.

Freight management
In 2006 profit decreased by €6 million compared to 2005. This largely relates to the costs associated with the sale of freight management.

Due to the acquisition of our freight management business in August 2004, operating revenues and operating income for 2005 and 2004 are not comparable.

COMBINED CASH FLOW STATEMENTS
It should be noted that the 2006 figures for the logistics business are as of and through 4 November 2006 (10 months) and are therefore not fully comparable to 2005 (12 months).

	Year ended at 31 December

COMBINED CASH FLOW STATEMENTS	2006	2006	2005	2004

	US$	€	€	€

Net cash from operating activities	(83)	(63)	43	268

Net cash used in investing activities	(40)	(30)	(22)	(24)

Net cash used in financing activities	48	36	8	(202)

Change in cash from discontinued operations	(75)	(57)	29	42

Cash at the beginning of the year	179	136	101	60

Exchange rate differences	(3)	(2)	6	(1)

Change in cash from discontinued operations	(75)	(57)	29	42

Cash divested with sale Logistics business	(63)	(48)

Cash at the end of the year	38	29	136	101

(in millions)

In 2006, the net cash from operating activities decreased compared to 2005 as a consequence of the loss from discontinued operation for our logistics business.	In 2005 net cash from operating activities was €225 million lower compared to 2004, primarily due to the loss on disposal of the majority of our French operations and associated costs (€102 million) combined with €44 million lower operating income.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

REPORT OF THE SUPERVISORY BOARD	|	CHAPTER 6

“	High levels of service, good responsiveness and pressure-resistant, tough staff.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 6	|	REPORT OF THE SUPERVISORY BOARD

MOTOROLA

After over 15 years as a TNT client, Motorola in Germany uses all TNT’s services except mail and with a focus on express road and air. Motorola’s late night pick-up requirements from its distribution centre, frequently after 10 p.m., mean it needs a reliable transport company that guarantees next-day deliveries throughout Central Europe. Only TNT meets this demand.

John Andersen: “TNT’s service with respect to late pick-ups and speed of next-day delivery in Central Europe is unmatched by any of its competitors. We need that kind of service and commitment in that important market. At the moment, there is no other supplier that offers that option. We perform reviews of all available suppliers each year so we know what we are talking about. While we also use other partners for our global transport requirements – TNT serves us primarily in Central Europe – we are certainly satisfied with our relationship with TNT. We would not have had such a long relationship with them if we were not. The level of service is high and the staff’s responsiveness in the event of problems is excellent.”

”The transport market is not an easy one these days, with increasing competition from so many sources. Yet TNT has proven to be tough and resilient to market pressures.”

While possible areas of improvement include price and pro-activeness in unbidden suggestions for contract optimisation, Mr. Andersen is particularly pleased with the personal contact with TNT’s personnel: “An area where TNT scores highly in my books is its staff. Personal contact is important in any business relationship as this is the area where we can push and assist people in getting the things we need done. And TNT staff is certainly not fazed by setbacks. We accept that there are situations in which suppliers feel unable to meet clients’ demands and have to simply say ‘no’. And that’s okay. Yet TNT always invests efforts to find a solution to any issue that arises.”

MR JOHN ANDERSEN
Director Logistics EMEA
Integrated Supply Chain

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

51	CHAPTER 6

REPORT OF THE

SUPERVISORY

BOARD

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 6	|	REPORT OF THE SUPERVISORY BOARD	52

COMPOSITION SUPERVISORY BOARD
The composition of the Supervisory Board changed in 2006. Mr. R. King was appointed by the general meeting of shareholders on 20 April 2006 as a new member of the Supervisory Board. His knowledge and expertise in Asia are of great value to TNT.
Both Mr. J.M.T. Cochrane and Mr. R.W.H. Stomberg were reappointed by the general meeting of shareholders for an additional four year term.
As per the close of the annual general meeting of shareholders of 20 April 2007 the terms of Mr. R. Dahan, Mr. V. Halberstadt and Mr. W. Kok will expire; all three members are available for reappointment and have the support of the central works council.

Mr. J.M.T. Cochrane, will resign as per 31 July 2007. Mr. Cochrane has been a Supervisory Board member since the demerger of TNT in 1988. The Supervisory Board is gratefull for his advice and wisdom, and his dedication over the years. The Supervisory Board will propose to the annual general meeting of shareholders to appoint Mrs. M. Harris, former partner of McKinsey & Company, as a new member of the Supervisory Board.

COMPOSITION COMMITTEES
There were no changes to the composition of the committees in 2006. For an overview of the current composition of the committees, see page 59.

INDUCTION
The new member of the Supervisory Board, Mr. King, attended a full-day induction programme in June. Senior corporate directors went through the strategic, financial, legal and reporting affairs of TNT with Mr. King.

MEETINGS OF THE SUPERVISORY BOARD
In 2006, the Supervisory Board held nine meetings with the Board of Management. The Supervisory Board also held five evening meetings, of which two were attended by the full Board of Management and three by the CEO only. Four of the evening meetings were concluded by private sessions of the Supervisory Board with no members of the Board of Management present. The chairman had frequent meetings with the CEO, and from time to time with other members of the Board of Management, in between the Supervisory Board meetings.

The Supervisory Board also held three meetings by telephone. Most meetings were attended by the full Supervisory Board. There was no frequent absence of any of the members of the Supervisory Board.

In February 2006, the Supervisory Board approved the amendment of our articles of association involving a decrease of our authorised capital and several technical amendments and approved the agenda for the extraordinary general meeting of shareholders held on 27 February 2006.

At the end of February 2006, the Supervisory Board discussed our 2005 financial statements and approved the 2005 full year dividend. The Supervisory Board discussed the management letter by our auditors, PricewaterhouseCoopers Accountants

N.V., and the result of the assessment by the Board of Management of the structure and operation of our internal risk management and control systems.

The Supervisory Board discussed the new Fraud Prevention Policy and approved the revised TNT Business Principles and Whistleblower Policy. In the same meeting, the Supervisory Board approved the 2005 social responsibility report. The cancellation of shares purchased by TNT under the repurchase program announced on 6 December 2005 and the agenda for our annual general meeting of shareholders on 20 April 2006 were also approved.

In May, the Supervisory Board furthermore discussed the 2006 first quarter results. The Supervisory Board also reviewed an update on contingency plans for pandemic and avian influenza. Jointly with the Board of Management, the Supervisory Board visited several operational sites of the mail business in June, including a printing facility of Cendris (Leidschendam, the Netherlands), a mail sorting centre (Leidschendam) and a mail distribution facility (The Hague, the Netherlands), and was briefed by local management on the processes. The Supervisory Board also held the annual strategy meeting together with the Board of Management, reviewing in particular the business strategies of the Mail and Express divisions.

In July, the 2006 second quarter results and the half-year management letter by PricewaterhouseCoopers were discussed, and the Supervisory Board approved the 2006 interim dividend. In October, the 2006 third quarter results were discussed. The Supervisory Board also discussed an elaborate update on the structure and status of risk management, internal controls, integrity and compliance within TNT. In October and November, the Supervisory Board discussed new commercial and cost saving initiatives for the Dutch mail operations in response to changing market dynamics from increased competition and substitution.

In December 2006, the Supervisory Board discussed the 2007 budget plan with the Board of Management. The Supervisory Board also reviewed the company’s talent management and succession planning. In the December evening meeting, the Supervisory Board evaluated with the CEO the functioning of the Board of Management and its individual members as well as the feed back by the Board of Management of the relationship with the Supervisory Board. Subsequently, the Supervisory Board discussed in a private session the functioning of the CEO and, based on an elaborate self-assessment, its own functioning and functioning of the committees, the performance of its individual members and its profile, composition and competence.

Implementation of “Focus on Networks”
During the year 2006, the Supervisory Board spent ample time reviewing and monitoring the progress on the implementation of the refined strategy “Focus on Networks”, announced on 6 December 2005. This strategy encompasses focus on the core competency of providing delivery services by managing transport networks, the intended divestment of the logistics business and a more optimal capital structure.

The Supervisory Board allocated considerable time in meetings in March, May, June, and July to discuss the process of the controlled auction of the logistics business. In these meetings, the Supervisory Board reviewed and evaluated, amongst others, the selection of the investment bank advising TNT on the sales

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

53	REPORT OF THE SUPERVISORY BOARD	|	CHAPTER 6

process, the profiles of the bidders, the bid prices, the finance capacities of the bidders and the comments on contractual documentation. Particular attention was paid to review the commitments by bidders relating to the employees and relating to the continuation of the business as a whole. In August, the Supervisory Board held two conference calls to approve the finalization of the negotiations with the final buyer Apollo, and to approve the agenda for the extraordinary general meeting of shareholders on 29 September. In October, the Supervisory Board was briefed about the progress on the completion process of the transaction. Completion of the transaction took place on 4 November.

The Supervisory Board thanks the management and employees of the logistics business for their dedication and commitment during the sales process and wishes them success in the future under the new name CEVA Logistics.

In view of “Focus on Networks”, the Supervisory Board reviewed various proposed growth initiatives. In February, the Supervisory Board approved the purchase of two new Boeing 747-400ERF freighters which will connect Asia and Europe. For the acquisition of the Chinese freight and parcels company Hoau, the Supervisory Board approved in February the signing of the framework agreement and in September the signing of the equity transfer agreement. In May, the Supervisory Board approved the acquisition of Speedage, an Indian domestic road express operator. After a first review in July, the Supervisory Board approved in October the acquisition of Mercurio, a Brazilian domestic road express operator.
In May, the Supervisory Board reviewed and approved the proposal to simplify the group head office structure with a view to reducing overhead costs by €75 million.

In May and October, the Supervisory Board discussed the position of the freight management business leading to the announcement to divest in October and, after approval by the Supervisory Board, the signing of the share purchase agreement with the French based logistics service provider Geodis in November 2006. Completion of this transaction took place on 5 February 2007. The Supervisory Board would also like to wish employees and staff active in freight management all success in the future.

In May and June, the Supervisory Board discussed optimisation of our capital structure, and approved proposals for allocation of funds to growth initiatives and share buy back programmes. During the year the Supervisory Board reviewed TNT’s contingency plans for pandemic and avian flu and other risks potentially impacting operations.

The State
In November 2006, the State of the Netherlands sold all of its shares in TNT, representing 10.9% in TNT’s share capital. The State also agreed to transfer its special share to TNT for free and to terminate the special control rights and the other arrangements that were related to the State’s shareholding. As a consequence hereof, the State’s capacity as shareholder in TNT has come to an end. The Supervisory Board is grateful to the State of the Netherlands for the constructive relationship over the years.

MEETINGS OF THE COMMITTEES
In 2006, the audit committee met seven times. All meetings were attended by the CEO, CFO, internal auditor and external auditor. On a quarterly basis, the audit committee held individual private conversations with the CEO, CFO, internal auditor and external auditor. The audit committee discussed the full year 2005 and half-yearly 2006 management letters as well as our 2005 annual results and the 2006 first quarter, half year and third quarter results with our external auditor PricewaterhouseCoopers. It also reviewed press releases and analyst presentations related thereto. The audit committee also reviewed compliance with our Auditor Independence Policy and reviewed the reports by our internal auditors. The audit committee reviewed the TNT Reserves- and Dividend Guidelines and proposals for full year dividend 2005 and interim dividend 2006.

In February and July, the audit committee reviewed our internal control mechanisms and risk management processes. During the year the audit committee was updated about the progress of implementing of the requirements under Section 404 of the Sarbanes-Oxley Act. Regular updates were also given on integrity matters. The Audit Committee reviewed the revised TNT Business Principles and Whistleblower Policy and the TNT Fraud Prevention Policy. The audit plan 2006 was discussed with PricewaterhouseCoopers and the audit fee proposal for 2006 approved. In December the audit committee reviewed the budget plan 2007 and internal audit plan 2007.

As previously disclosed, since August 2004, the company has been preparing an addendum to our original report to the UK tax authorities that covers other UK tax matters that were not the subject of the original investigation, and have been separately investigating the tax position of certain non-UK subsidiaries. As announced in September 2005, the investigations revealed the likelihood of illegal acts relating to certain past tax matters. On behalf of the Supervisory Board, the audit committee was asked to oversee these investigations. The audit committee retained an independent law firm, Gibson, Dunn & Crutcher LLP, to assist the audit committee in conducting a full, independent investigation and appointed Mr. Kooijman and Mr. Der Kinderen to lead the work on their behalf.

In February 2006, the audit committee discussed the Gibson and Dunn’s report with respect to the investigation into whether illegal acts occurred at TNT, and the responsibility for such acts, in connection with certain past tax matters. The investigation determined that some illegal acts had taken place. The investigation further concluded that the integrity of present and past members of the Board of Management and current senior staff, reporting to the Board of Management, was not in doubt.

The independent counsel, the audit committee and the Supervisory Board discussed several remedial recommendations of the independent counsel, including strengthening of controls and procedures and financial and tax staffing. The CEO was briefed by the chairman of the Supervisory Board and the chairman of the audit committee, as well as subsequently by the independent counsel on the results of the investigation, including staffing assessments and the remedial recommendations. TNT’s external auditor, PricewaterhouseCoopers Accountants N.V., was also briefed on the investigation in detail by the independent counsel. PricewaterhouseCoopers subsequently discussed those results with the audit committee and Supervisory Board and supported the remedial actions. The Board of Management endorsed the

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 6	|	REPORT OF THE SUPERVISORY BOARD	54

remedial actions, which were implemented in the course of 2006 under the supervision of the Supervisory Board.

During the year the audit committee discussed with Mr. Kooijman the progress of the negotiations with various tax authorities and the effect on the estimated realistic range of contingent tax liabilities. On 20 April 2006, TNT announced that the estimated realistic range of its contingent tax liability reduced from “between €150 million and €550 million”, as disclosed in TNT’s annual report for 2005, to “between €100 million and €250 million”, which TNT continues to believe to reflect the realistic range of the contingent liability.

In 2006, the remuneration committee held five meetings including one meeting held by telephone. Early in the year, the remuneration committee discussed the amendments to the remuneration policy for the Board of Management, which amendments were adopted by the general meeting of shareholders on 20 April 2006. In mid-2006, the committee reviewed the proposal for the discretionary bonus incentive for Mr. Kulik regarding the sale of Logistics. In the second half of the year, the proposed amendments to the remuneration policy for 2007 were discussed, including the pension arrangements for the Dutch members of the Board of Management as well as some amendments to the long term equity plan.

The nominations committee held three meetings in 2006. In January 2006, the committee discussed the list of potential candidates for the new vacancy for a member with Asian experience. In July and December, the nominations committee reviewed the Supervisory Board profile, composition and rotation plan. Also the profiles of the senior corporate directors at group head office were discussed. Special attention was paid to Human Resources and Legal Affairs.

The public affairs committee met three times in 2006. The committee discussed national postal regulatory developments, including the proposed new Dutch postal law, and the status and various related subjects of European postal liberalisation. The public affairs committee reviewed our 2005 social responsibility report and the work plan for the 2006 social responsibility report. In the second half of 2006, the committee reviewed the new commercial and cost saving initiatives for the Dutch mail operations.

Each committee reported its findings and conclusions on a regular basis, both verbally and in writing, to the full Supervisory Board. Minutes of the audit committee meetings were prepared over-night, being available in draft to the full Supervisory Board the next morning prior to the regular Supervisory Board meeting.

Each Supervisory Board member’s year of birth, current and former positions, number of shares and other supervisory board memberships held are presented in chapter 7. Also listed are the date and term of first appointment, current term of office and memberships of Supervisory Board committees.

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

COMPLIANCE
The Supervisory Board confirms that in 2006 no decisions were taken by the Supervisory Board that did not comply with its by- laws.

REMUNERATION POLICY
For the remuneration policy for members of the Board of Management see chapter 8; for the remuneration of members of the Board of Management and the Supervisory Board over 2006, see note 19 to the consolidated financial statements.

FINANCIAL STATEMENTS
This annual report and the 2006 consolidated financial statements, audited by PricewaterhouseCoopers Accountants N.V., were presented to the Supervisory Board in the presence of the Board of Management and the external auditor.
PricewaterhouseCoopers’ report can be found on page 103.

The Supervisory Board recommends that the general meeting of shareholders adopts the 2006 consolidated financial statements of TNT. The annual general meeting of shareholders will be asked to release the members of the Board of Management from liability for the exercise of the management of the company’s affairs and management. The appropriation of profit approved by the Supervisory Board can be found on page 178.

Subject to adoption of the financial statements, a final dividend of €0.73 per ordinary share of €0.48 nominal value will be paid in respect of the 2006 financial year. An interim dividend of €0.26 has already been paid in 2006, so the total dividend per ordinary share in respect of 2006 will be €0.47.

The Supervisory Board wishes to thank the Board of Management and all employees of TNT for their outstanding contributions in 2006.

Supervisory Board
Amsterdam, 26 February 2007

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

CORPORATE GOVERNANCE	|	CHAPTER 7

“	We appreciate TNT’s entrepreneurial spirit in entering a new market and the resulting market competition.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 7	|	CORPORATE GOVERNANCE

OTTO

With a history of cooperation between OTTO, a wholly-owned subsidiary of the Otto Group, and TNT Express dating back decades, the company has been using TNT in Germany for its sub-1000 grams catalogue delivery for some 4 years. Leveraging the synergies of the joint venture between its own delivery operation Hermes Logistik Gruppe and TNT Post’s Germany-wide coverage, OTTO and TNT Post are together setting up new profiles and services in other domains.

Dirk Hassenstein: “In selecting TNT Post, it was important for us that we were able to create options comparable to the freight market for catalogue carriage under 1000 grams and the delivery of letters. TNT was one of the first organisations to cover the whole of Germany with high delivery quality and the capacity to satisfy our specific needs for high frequency, short timeframes and high circulation. At OTTO, we also appreciate the fact that TNT Post was prepared to enter a new market after years of monopoly by Deutsche Post. A reflection of our own organisation, we admire this entrepreneurial spirit as well as the resulting market competition. Of course, being a global operator ourselves, an added bonus is the fact that we can make use of an existing relationship and global services to meet the needs of our clients worldwide.”

“One of the highpoints of our relationship is that with the TNT Post staff themselves. We have found them very open-minded to our demands and needs. We are working together with great dedication and know-how to build up the structures required for delivering our letters and catalogues. This is a huge challenge. With the current 70% coverage, we have not yet met all our objectives, specifically those of geographic stability and stability over time. Yet we are continuously evaluating and aligning our targets and are convinced we will meet them in the near future. TNT Post has already shown that they are willing to put in the effort and that they are now a real alternative to Deutsche Post.”

“One more thing. We believe that since TNT has sold its Logistics division, it has the opportunity to become a leading market player and accordingly we applaud the sale. It has convinced us that TNT is serious about the German market. We are confident that TNT Post will live up to its promise of developing a first class nationwide distribution network and look forward to a long-term relationship.”

MR DIRK HASSENSTEIN
Catalogue Dispatch Division Manager
Otto GmbH & Co KG

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

55	CHAPTER 7

CORPORATE

GOVERNANCE

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 7	|	CORPORATE GOVERNANCE	56

GENERAL

Pursuant to the Enabling Act as currently in force, we are subject to the full Dutch large company regime. Under these rules, we are required to adopt a two-tier system of corporate governance, comprising a board of management and a supervisory board.

In the two-tier corporate structure, the executive management is entrusted to the Board of Management under the supervision of the independent Supervisory Board. Both the Supervisory Board and the Board of Management are accountable to the general meeting of shareholders for the performance of their duties.

BOARD OF MANAGEMENT

Our company is managed by a Board of Management, which is responsible for the management of our company, our overall results, as well as our company’s mission, vision and strategy. At present, our Board of Management consists of four members: a chief executive officer, a chief financial officer and two group managing directors. The management from each of our divisions is responsible for the day-to-day business decisions, jointly with the divisional management boards, and for the development and execution of the business strategy of the division within the framework set by our corporate strategy.

Our Board of Management is firmly committed to managing our company in a structured and transparent fashion. Our aim is to provide stakeholders with a clear view on corporate decisions and decision-making processes. We have a divisional structure across countries and regions. Value-based management provides us with an additional framework for forward-looking management of the company based on objective criteria.

Our reporting structure is in line with the management structure of the two divisions, and our corporate legal structure has largely been brought in line with our reporting structure. Responsibility for the design. implementation and the effectiveness of business controls lies with management. The effectiveness of our business controls is measured by management review, management self-assessment and internal audits conducted by our corporate audit services department. Management of designated business activities as well as the corporate audit services department report on the effectiveness of internal control over financial reporting and other operational controls to the Board of Management and the audit committee of the Supervisory Board.

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

Under the full large company regime, members of the Board of Management are appointed and can be suspended or dismissed by the Supervisory Board. The decision of the Supervisory Board to dismiss a member of the Board of Management can only be taken after the general meeting of shareholders has been consulted on the intended dismissal. Under these rules the Supervisory Board must, furthermore, approve certain resolutions by the Board of Management.

Share ownership is not required to qualify as a member of the Board of Management.

Our Board of Management has formed two committees to aid compliance with applicable corporate governance requirements: the disclosure committee and the ethics committee.

The disclosure committee advises and assists our Board of Management to ensure that our disclosures in all filed reports are accurate, complete, timely and understandable and that they fairly present the condition of the company in all material respects.

The ethics committee is appointed by the Board of Management to advise and assist in developing and implementing policies and procedures aimed at enhancing integrity and ethical behaviour and preventing fraud throughout TNT worldwide and monitoring compliance thereof. The ethics committee oversees and coordinates investigations following the Whistleblower Procedure and/or the Fraud Prevention Procedure. The ethics committee reports regularly to our Board of Management and on a half-yearly basis to the Supervisory Board.

The by-laws of the Board of Management, together with other information on each member of our Board of Management, and the terms of reference of both the disclosure committee and the ethics committee can be viewed on our website.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

57	CORPORATE GOVERNANCE	|	CHAPTER 7

MEMBERS BOARD OF MANAGEMENT
M.P. (Peter) Bakker (1961)
Chief Executive Officer
Peter Bakker has been chief executive officer (CEO) since 1 November 2001. He joined Royal TNT Post (then called PTT Post) in 1991 and was appointed financial director of its parcels business unit in 1993. He was appointed financial control director of TNT Post in 1996 and became a member of the board of management of TNT Post in 1997. Since the demerger of TNT N.V. (then called TPG) from Koninklijke PTT Nederland N.V. until his appointment as CEO, he was chief financial officer and a member of the TNT Board of Management. Before joining TNT Post, Mr. Bakker worked for TS Seeds Holdings.
Shares owned: 30,079.

C.H. (Henk) van Dalen (1952)
Chief Financial Officer
Henk van Dalen has been chief financial officer (CFO) since 1 April 2006 and a member of the Board of Management since 20 April 2006. He started his career at DSM N.V. in 1976 where he held various human resources and general management positions at DSM HR, DSM Agro, DSM Research and DSM Polyethylenes. From 2000 until March 2006 Mr. Van Dalen was a member of the board of management and CFO of DSM N.V.
Shares owned: 0.

H.M. (Harry) Koorstra (1951)
Group Managing Director Mail
Harry Koorstra has been Group Managing Director Mail and a member of the Board of Management since 1 July 2000. He joined TNT Post (then called PTT Post) in 1991 as managing director of its then Media Service business unit and became a member of its Board of Management in 1997. Before joining the company, Mr. Koorstra worked for 15 years at VNU N.V., most recently as general director of its Admedia/VNU Magazine Group.
Shares owned: 18,133.

M.C. (Marie-Christine) Lombard (1958)
Group Managing Director Express
Marie-Christine Lombard has been Group Managing Director Express and a member of the Board of Management since 1 January 2004. She joined Jet Services in France in 1993. Upon our acquisition of Jet Services in 1999, Mrs. Lombard joined TNT (then called TPG) as the managing director of the domestic express business and from March 2001 until 1 January 2004 was managing director of our international express business in France.
Shares owned: 7,741.

The business address of all members of the Board of Management is TNT N.V., Neptunusstraat 41-63, Hoofddorp, 2132 JA, the Netherlands.

Mr. Bakker is a member of the advisory board of ABN AMRO Bank N.V. and a member of the board of Foundation Moving the World. Mr. Van Dalen is a member of the supervisory board of Macintosh Retail Group N.V. and NIBC Holding N.V. Furthermore, he is a board member of the Foundation for Responsible Entrepreneurship and the “Nationaal Fonds 4 en 5 mei” and a member of the board of advisors of AIESEC Nederland and Arthur D. Little Netherlands. Mr. Koorstra is

chairman of the supervisory board of Hermans Holding B.V. He is also member of the executive committee and general board of the Confederation of Netherlands Industry and Employers (VNO NCW). Mrs. Lombard is a member of the supervisory board of Royal Wessanen N.V.

The members of our Board of Management have no board positions other than those reflected above.

Mr. J. G. Haars resigned as member of the Board of Management and CFO as per 31 March 2006. Mr. D.G. Kulik resigned as member of the Board of Management upon the completion of the sale of logistics as per 4 November 2006.

The total number of ordinary shares held by members of the Board of Management as of 26 February 2007 is 55,953, amounting to approximately 0.013% of the outstanding share capital.

REMUNERATION
For detailed information concerning the remuneration of our Board of Management, see the remuneration report in chapter 8 and note 19 of the consolidated financial statements. The remuneration report, which includes the remuneration policy for our Board of Management, can also be viewed on our website. The remuneration policy was initially adopted at the annual general meeting of shareholders held on 7 April 2004. Amendments to the remuneration policy were subsequently adopted at the annual general meetings of shareholders held in 2005 and 2006.

SUPERVISORY BOARD

The Supervisory Board is charged with supervising the policies of the Board of Management and the general course of affairs of the company and the business connected with it, as well as assisting the Board of Management by providing advice. The Supervisory Board evaluates the main organisational structure and the control mechanisms established under the management of the Board of Management. The responsibility for proper performance of its duties is vested in the Supervisory Board as a whole. Members of the Supervisory Board may take positions different from those of the Board of Management.

In performing its duties the Supervisory Board is charged with acting in accordance with the interests of our company and its affiliated businesses. It shall take into account the relevant interest of the company’s stakeholders, and, to that end, consider all appropriate interests associated with the company. Members of the Supervisory Board perform their duties without mandate and independent of any particular interest in the business of the company. They should not support one interest without regard to the other interests involved. Our Supervisory Board is responsible for the quality of its own performance.

Share ownership is not required to qualify as a member of the Supervisory Board. Under the large company regime members of the Supervisory Board are appointed by the general meeting of shareholders following nomination by the Supervisory Board. The general meeting of shareholders can, furthermore, dismiss

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 7	|	CORPORATE GOVERNANCE	58

the Supervisory Board as a whole by an absolute majority of the votes cast representing at least one third of the issued capital. For further details on the appointment and dismissal of (members of) the Supervisory Board see articles 28 and 29 of our articles of association.

Our articles of association and the by-laws of the Supervisory Board, together with other information on each member of our Supervisory Board, can be viewed on our website.

MEMBERS SUPERVISORY BOARD
J.H.M. (Jan) Hommen (1943)
Mr. Hommen is chairman of the Supervisory Board since April 2005. He was appointed as a member of the Supervisory Board on 28 June 1998; his current term as member of the Supervisory Board expires in 2009. Mr. Hommen was formerly vice-chairman of the board of management and chief financial officer of Royal Philips Electronics N.V. and executive vice-president and chief financial officer of the Aluminium Company of America (Alcoa). He is a member of the supervisory boards of Royal Ahold N.V., ING Group N.V. and Campina B.V., chairman of the supervisory boards of Reed Elsevier N.V. and the Academic Hospital of Maastricht and chairman of the board of directors of TiasNimbas Business School of Tilburg University.
Shares owned: 0.

R.J.N. (Robert) Abrahamsen (1938)
Mr. Abrahamsen was appointed as a member of the Supervisory Board on 9 May 2000. His term expires in 2008. Mr. Abrahamsen is chairman of the supervisory boards of Optimix Vermogensbeheer N.V. and Trans Link Systems. Mr. Abrahamsen is member of the supervisory boards of Fluor Daniel B.V., PON Holdings B.V., Havenbedrijf Rotterdam B.V., ANP, Madurodam B.V., Royal BAM Group, Vitens N.V. and Bank Nederlandse Gemeenten. He is a former member of the management board and chief financial officer of KLM Royal Dutch Airlines N.V. and senior executive vice-president of ABN AMRO Bank N.V.
Shares owned: 0.

J.M.T. (James) Cochrane (1944)
Mr. Cochrane is vice-chairman of the Supervisory Board since 2 November 2001. He was appointed as a member of the Supervisory Board on 28 June 1998. He was reappointed after the annual general meeting of shareholders held in 2006 for a term of four years to expire in 2010. Mr. Cochrane is chairman of NHS Innovations London and the British Red Cross. He is a former director of Wellcome plc, responsible for international operations, a former executive director of Glaxo Wellcome plc and a former chairman of the board of Avidex Ltd. and SW London Strategic Health Authority.
Shares owned: 0.

R. (René) Dahan (1941)
Mr. Dahan was appointed as a member of the Supervisory Board on 1 April 2003. His term expires in 2007. Mr. Dahan will be nominated for reappointment at the annual general meeting of shareholders to be held on 20 April 2007. Mr. Dahan is chairman of the supervisory board of Royal Ahold N.V., a member of the supervisory boards of AEGON N.V., a member of the international advisory board of the Instituto de Empresa Business School in Madrid and a member of the advisory board of the Guggenheim Group in New York. He was formerly executive vice-president and director of Exxon Mobil Corporation and held various positions with its subsidiaries.
Shares owned: 0.

V. (Victor) Halberstadt (1939)
Mr. Halberstadt was appointed as a member of the Supervisory Board on 28 June 1998. His current term expires in 2007. Mr. Halberstadt will be nominated for reappointment at the annual general meeting of shareholders to be held on 20 April 20. Mr. Halberstadt is professor of public finance at Leiden University, international advisor of Goldman Sachs Group Inc., non-executive director of PA Holdings Ltd and a non-executive director of RHJ International. Furthermore, he is a member of the supervisory boards of Royal KPN N.V. and Concertgebouw N.V. Mr. Halberstadt previously served amongst others as president of the International Institute of Public Finance, Crown-member of the Social and Economic Council and chairman of the Daimler Chrysler international advisory board.
Shares owned: 0.

G. (Giovanna) Kampouri Monnas (1955)
Mrs. Kampouri Monnas was appointed as a member of the Supervisory Board on 7 April 2005. Her term expires in 2009. Mrs. Kampouri Monnas is a member of the supervisory board of Randstad Holding N.V. and member of the board of directors of Puig SL. Formerly, she was president of the international division and member of the executive committee of Johann Benckiser GmbH and held various positions at Procter & Gamble in Greece and the United States. Prior to this, Mrs. Kampouri Monnas was urban development consultant for the Greek Ministry of Economic Affairs.
Shares owned: 0.

R. (Roger) King (1940)
Mr. King was appointed as a member of the Supervisory Board on 20 April 2006. Mr. King is non executive director of Arrow Electronics, Inc. (USA) and Orient Overseas International Limited (Hong Kong). He is a standing committee member of the Chinese People’s Consultative Conference of Zhijiang Provincial Committee and serves on various business and community committees. Mr. King is Adjunct Professor at Hong Kong University of Science and Technology. He is former president and chief executive officer of Sa Sa International Holdings Limited, former chairman and chief executive officer of ODS System-Pro Holdings Limited (Hong Kong), part of the CY Tung Group of Companies, and was managing director and chief operating officer of Orient Overseas International Limited.
Shares owned: 0.

W. (Wim) Kok (1938)
Mr. Kok was appointed as a member of the Supervisory Board on 1 April 2003. His term expires in 2007. Mr. Kok will be nominated for reappointment at the annual general meeting of shareholders to be held on 20 April 2007. Mr. Kok is a non-executive director of Royal Dutch Shell plc and member of the supervisory boards of ING Group N.V., KLM Royal Dutch Airlines N.V. and Stork N.V. Mr. Kok was formerly Prime Minister of the Netherlands, Minister of Finance, member of parliament, and chairman of the Confederation of Dutch Trade Unions and the European Trade Union Confederation.
Shares owned: 0.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

59	CORPORATE GOVERNANCE	|	CHAPTER 7

S. (Shemaya) Levy (1947)
Mr. Levy was appointed as a member of the Supervisory Board on 7 April 2005. His term expires in 2009. Mr. Levy is a member of the supervisory boards of Nissan, Renault Spain, Safran, Segula Technologies and Aegon N.V. Formerly, Mr. Levy was chief executive officer of Renault Trucks and, subsequently, executive vice-president and chief financial officer of Renault Group.
Shares owned: 0.

R.W.H. (Rolf) Stomberg (1940)
Mr. Stomberg was appointed as a member of the Supervisory Board on 28 June 1998. His current term expires in 2010. Mr. Stomberg is chairman of Management Consulting Group plc and a non executive director of Smith & Nephew plc, Reed

Elsevier N.V., Reed Elsevier plc and Severstal. Mr. Stomberg is also chairman of the supervisory boards of Lanxess AG and Francotyp-Postalia AG, a member of the supervisory boards of Deutsche BP AG and Biesterfeld AG and chairman of the advisory board of Hoyer GmbH. Mr. Stomberg was formerly a managing director of British Petroleum Company plc, chairman of John Mowlem & Co. plc and chairman of Unipoly S.A, non executive director of Cordiant Communications Group plc and member of the supervisory board of Scania AG.
Shares owned: 0.

The business address of all members of the Supervisory Board is TNT N.V., Neptunusstraat 41-63, Hoofddorp, 2132 JA, the Netherlands.

ADDITIONAL SUPERVISORY BOARD INFORMATION

Name	Nationality	Appointed	Term expires	Committee membership

J.H.M. Hommen	Dutch	June 1998	2009	Nominations, Public Affairs

R.J.N. Abrahamsen	Dutch	May 2000	2008	Audit, Nominations

J.M.T. Cochrane	British	June 1998	2010	Remuneration

R. Dahan	Dutch	April 2003	2007	Audit

V. Halberstadt	Dutch	June 1998	2007	Audit, Public Affairs, Nominations

G. Kampouri Monnas	Greek	April 2005	2009	Remuneration, Public Affairs

R. King	American	April 2006	2010	-

W. Kok	Dutch	April 2003	2007	Remuneration, Public Affairs

S. Levy	French	April 2005	2009	Audit

R.W.H. Stomberg	German	June 1998	2010	Remuneration, Nominations

REMUNERATION

The remuneration of the members of the Supervisory Board is comprised of base compensation and variable compensation linked to attendance of the meetings of the committees of the Supervisory Board. The members of the Supervisory Board do not receive any compensation related to performance and/or equity and do not accrue any pension rights with our company. The members of the Supervisory Board do not receive any severance payment in the event of termination. We do not grant loans to any member of our Supervisory Board.

Supervisory Board		Base fee

	Chairman	60,000

	Member	45,000

Committees		Meeting fee

Audit & Remuneration	Chairman	2,500

	Member	1,500

Nomination & Public Affairs	Chairman	1,500

	Member	1,000

(in €)

EXPERTISE AND COMPOSITION OF THE SUPERVISORY BOARD

The Supervisory Board consists of a minimum of seven and a maximum of twelve members. The Supervisory Board determines the number of members. At present, our Supervisory Board has ten members.
The Supervisory Board has prepared a profile of its size and composition, taking account of the nature of our business and activities and the desired expertise and background of the members of the Supervisory Board. The Supervisory Board evaluates the profile annually and discusses the profile with the general meeting of shareholders and our central works council and when any amendments to the profile are made.

According to the by-laws and the profile of the Supervisory Board, a person may be appointed to the Supervisory Board for a maximum of three terms of four years. Our articles of association also provide that members of the Supervisory Board shall retire periodically in accordance with a rotation plan drawn up by the Supervisory Board in order to avoid, as far as possible, a situation in which many reappointments occur simultaneously. Both profile and rotation plan can be viewed on our website.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 7	|	CORPORATE GOVERNANCE	60

In accordance with the Dutch corporate governance code, it is the intention of the Supervisory Board that its members will not hold more than five memberships in supervisory boards of Dutch listed companies (including our company). In this respect, a chairmanship counts twice.

Since Mr. Hommen’s election as chairman of our Supervisory Board, caused by unforeseen circumstances in 2005, the number of his board memberships is not in line with the Dutch corporate governance code. At the time Mr. Hommen committed himself to, in due course, reducing the total number of board memberships from six to the maximum of five allowed under the code. By not standing for re-election in 2007 as member of the supervisory board of Royal Ahold N.V. this matter will be resolved.

There is an agreed procedure for members of the Supervisory Board to obtain independent professional advice at the company’s expense, if so required.

For a description of our Supervisory Board’s activities in 2006, see the report of the Supervisory Board under chapter 6.

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

Our Supervisory Board is assisted by our corporate secretary. All members of the Supervisory Board have access to the advice and services of the corporate secretary, who is responsible for ensuring that Supervisory Board procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations under the articles of association. The corporate secretary is appointed and dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained. The corporate secretary is assisted by a deputy corporate secretary.

At TNT, the corporate secretary has been appointed as secretary to the Board of Management and the Supervisory Board and as central officer for the purpose of the TNT Rules concerning Inside Information.

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

Audit committee
The audit committee is charged with assisting the Supervisory Board in advising on and monitoring, inter alia, the integrity of our financial statements, our system of internal business control and risk management, our financing and finance related strategies and tax planning. The audit committee has the authority to retain independent advisors as it deems appropriate, and the company provides funding for advisors employed by the audit committee.

The audit committee consists of at least three members. All members of the audit committee must be members of the Supervisory Board who are determined by the Supervisory Board to be independent within the meaning of its by-laws and the applicable corporate governance rules as discussed below. A member of the audit committee may not simultaneously serve on the audit committees of more than two other companies unless the Supervisory Board determines that this simultaneous service would not impair the ability of such member to serve effectively on the audit committee. The audit committee and the remuneration committee may not consist of the same members.

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

Remuneration committee
The remuneration committee is appointed by the Supervisory Board to propose the remuneration of the individual members of the Board of Management for adoption by the Supervisory Board, and to propose a remuneration policy, including schemes under which rights on shares are granted, for members of the Board of Management and to prepare a proposal for the remuneration of the individual members of the Supervisory Board, both for adoption by the general meeting of shareholders. Furthermore, the remuneration committee discusses the allocation of rights to shares in the company’s capital to other senior management of the company.

Nominations committee
The nominations committee is appointed by the Supervisory Board to draw up selection criteria and appointment procedures for members of the Supervisory Board and members of the Board of Management, to set up procedures to secure adequate succession of members of the Board of Management and the assessment of such candidates and to make proposals for nominations, appointments and reappointments. At least annually the size and composition of the Supervisory Board and the Board of Management and the functioning of the individual members is assessed by the Nomination Committee.

Public affairs committee
The public affairs committee is appointed by the Supervisory Board to act as a sounding board and advisory committee for the Board of Management with respect to formulating, developing, monitoring and reporting on (i) our public affairs policy, governing the relationships between us and national and international (semi) public bodies, and (ii) our social and environmental policies.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

61	CORPORATE GOVERNANCE	|	CHAPTER 7

CONFLICTS OF INTEREST OF BOARD MEMBERS
The Supervisory Board is responsible for deciding how to resolve conflicts of interest between members of the Board of Management, members of the Supervisory Board and/or the external auditor on the one hand and the company on the other hand.

A member of the Board of Management or of the Supervisory Board is required to report immediately and provide all relevant information to the chairman of the Supervisory Board and to the other members of the Board of Management (if it concerns a member of that board) on any conflict of interest or potential conflict of interest that may be of material significance to the company and/or to the relevant member, including information concerning the relevant member’s spouse, registered partner or other life companion, foster child or relatives by blood or marriage up to the second degree. If the chairman of the Supervisory Board has a conflict of interest or potential conflict of interest that is of material significance to the company and/or to him, he is required to report this immediately to the vice-chairman of the Supervisory Board and provide all relevant information, including information concerning his spouse, registered partner or other life companion, foster child or relatives by blood or marriage up to the second degree.

In the event of a conflict between our company and a member of our Board of Management, the company will be represented by another member of our Board of Management or a member of our Supervisory Board appointed by our Supervisory Board for this purpose.

A decision to enter into a transaction involving a conflict of interest with a member of the Board of Management or a member of the Supervisory Board that is of material significance to the company or to the relevant member requires the approval of the Supervisory Board.

The by-laws of the Board of Management and the Supervisory Board in addition include a provision that a member of the Board of Management or of the Supervisory Board shall not take part in any discussion or decision making that involves a subject or transaction in relation to which such member has a conflict of interest with the company.

SECURITIES OWNED BY BOARD MEMBERS
The members of the Supervisory Board and Board of Management and our other senior management are subject to the TNT Rules concerning Inside Information, which contain rules of conduct to prevent trading in our securities when holding inside information.

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

SHAREHOLDERS AND THEIR RIGHTS

GENERAL MEETINGS OF SHAREHOLDERS
Frequency and venue
We are required to hold a general meeting of shareholders within six months after the end of the financial year, among other things, to adopt the financial statements and to decide on any proposal concerning dividends. In application of Dutch law, the release from liability of the members of the Board of Management and the Supervisory Board for the performance of their respective duties during the financial year is also an item for the agenda of this meeting. However, this release only covers liability for matters reflected in the financial statements or otherwise disclosed to the general meeting of shareholders prior to the adoption of the financial statements.

Other general meetings of shareholders are held as often as the Board of Management or the Supervisory Board deem necessary and shall in principle be convened in the following circumstances:
•	if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, stating their proposed agenda in detail, or
•	if the Board of Management proposes to take a decision that will result in a significant change in the identity or character of TNT or its business.

General meetings of shareholders may only be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer (Schiphol).

Agenda
One or more shareholders holding shares representing at least 1% of our issued share capital or representing a value of €50 million according to the official price list of Euronext Amsterdam N.V. has/have the right to request the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders. Such a request has to be honoured by the Board of Management or the Supervisory Board provided that important company interests do not dictate otherwise and that the request is received by the Board of Management or the Supervisory Board in writing, at least sixty days before the date of the general meeting of shareholders.

Notice to convene
General meetings of shareholders are convened by at least 15 days’ prior notice published in a nationally distributed daily newspaper and in the Official Price List of Euronext Amsterdam N.V.

Admission to and voting rights at the meeting
Each shareholder has the right to attend general meetings of shareholders, either in person or by written or electronic

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 7	|	CORPORATE GOVERNANCE	62

proxy, to address the meeting and to exercise voting rights, subject to the provisions of our articles of association. An eligible shareholder has the aforementioned rights on the applicable record date set by the Board of Management, which date may in no event be earlier than seven days prior to the date of the meeting or so much earlier as will be allowed by law.

Each of the shares in our capital carries the right to cast one vote. Unless otherwise required by Dutch law or our articles of association, resolutions are passed by a simple majority of votes cast by the shareholders present or represented at the meeting.

Under our articles of association there are no limitations to the rights of Dutch, non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

DIVIDEND RIGHTS
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

Under Dutch law, the right of a shareholder to receive a declared dividend lapses, in favour of the company paying the dividend, after five years from the date on which the dividend is made payable.

Under our current articles of association, we first have to pay dividends on the special share equal to 7% of its nominal value each year provided that the special share is not owned by the company. If preference shares B have been issued and there are remaining profits available for payment of dividends, we then have to pay dividends on the paid-up portion of the nominal value of the preference shares B. Payment is made at a rate of the average 12-monthly EURIBOR (EURO Interbank Offered Rate), weighted to reflect the number of days for which the payment is made, plus a premium to be determined by the Board of Management, subject to the approval of the Supervisory Board, of at least one percentage point and at most three percentage points.

The Board of Management then determines, with the approval of the Supervisory Board, which part of the remaining profits shall be appropriated to reserves. The profit that remains after appropriation is at the disposal of the general meeting of shareholders.

The Board of Management may pass a resolution that has been approved by the Supervisory Board and, under our current articles of association, the holder of the special share that any dividend on ordinary shares be paid, at the shareholder’s option, wholly or partly in our ordinary shares rather than in cash.

The Board of Management may, with the prior approval of the Supervisory Board and subject to provisions of Dutch law, distribute one or more interim dividends.

No dividend shall be paid on shares held by us in our own capital. Such shares shall not be included for the computation of the profit distribution, unless the Board of Management resolves otherwise, which resolution is subject to the approval of the Supervisory Board.

Any change to our guidelines on additions to reserves and on dividends (the level and purpose of the addition to reserves, the amount of the dividend and the type of dividend) shall be dealt with and explained as a separate agenda item at the annual general meeting of shareholders. The same rule applies to any resolution to determine and pay dividends. The TNT Reserves and Dividend Guidelines can be viewed on our website.

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

CHANGES TO THE RIGHTS OF SHAREHOLDERS
Rights of shareholders may change pursuant to an amendment of the articles of association, a statutory merger or demerger within the meaning of Book 2 of the Dutch Civil Code or dissolution of the Company. A resolution of the general meeting of shareholders is required to effect these changes. Under our articles of association, such resolution may only be adopted upon a proposal of the Board of Management that has been approved by the Supervisory Board.

MAJOR SHAREHOLDERS
To our knowledge we are not directly or indirectly owned or controlled by another corporation or by any government. Except as described under “The Foundation Protection TNT and Preference Shares B” below we do not know of any arrangements the operation of which might, at a subsequent date, result in a change in our control.

As of 20 November 2006, the State of the Netherlands no longer qualifies as a major shareholder of our company. On that date, the State of Netherlands sold all of its remaining ordinary shares in TNT.
More extensive information on our previous relationship with the State of the Netherlands and its termination is included in note 32 on page 156.

As of 23 February 2007, we had not received any notification by the Netherlands Authority for the Financial Markets (AFM) that it had received a disclosure of a substantial holding in our company under the Dutch Act on the Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Wet melding zeggenschap en kapitaalbelang in

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

63	CORPORATE GOVERNANCE	|	CHAPTER 7

effectenuitgevende instellingen, Wmz 2006) nor do we know of any shareholder that would otherwise qualify as a major shareholder given his beneficial ownership of 5% or more of any class of the company’s voting securities.

The Wmz 2006 imposes a duty to disclose percentage holdings in the capital and/or voting rights in our company when such holding reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Such disclosure must be made to the AFM who would thereupon notify us.

AUDITOR

Our external auditor, PricewaterhouseCoopers Accountants N.V., is appointed by our general meeting of shareholders. Our audit committee has the sole authority, subject to confirmation by our Supervisory Board, to recommend to our general meeting of shareholders the appointment or replacement of the external auditor. The audit committee is directly responsible for the compensation and oversight of the work of the external auditor on behalf of the Supervisory Board (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The audit committee is required to pre-approve all auditing and audit related services, and permitted non-audit services (including the fees and terms thereof) to be provided by the external auditor. The audit committee did pre-approve all services performed in 2006, except for some services which in the aggregate amount to around 1% of the total amount paid to the external auditor.

Conflicts of interest and potential conflicts of interest between the external auditor and us are resolved in accordance with the terms of reference of the audit committee and in particular the following annexes thereto: the “TNT Auditor Independence Policy” and the “TNT audit committee audit, audit-related, and non-audit services pre-approval policy”, which can both be viewed on our website.

At times we use our external auditor to provide services in cases where these services do not conflict with the external auditor’s independence. The TNT policy on auditor independence governs how and when we may engage our external auditor.
The audit committee grants year-long general pre-approval for certain routine services and specific pre-approval for additional services or budget allocations. Significant non-audit services require a tender process, and certain services are prohibited outright. In its approval-granting process, the audit committee considers the applicable regulations and stock exchange rules and whether the external auditor is best suited to perform the services effectively and efficiently. The audit committee also considers the ratio between the total amount of fees for audit and audit related services and the total amount of fees for non-audit services. The audit committee requires a formal written statement from the external auditor describing all relationships between the external auditor and us. In principle, the lead (signing) partner and the concurring (review) partner of the external auditor are rotated after a maximum period of four years.

The audit committee and the Board of Management are required once every three years to conduct a thorough assessment of the functioning of the external auditor within the various entities and in the different capacities in which the external auditor acts. The next assessment will be held in 2007, and the main conclusions of this assessment will be communicated to the 2007 annual general meeting of shareholders as required.

Our internal auditor function, Corporate Audit Services, operates under the responsibility of our Board of Management and is subject to monitoring by the Supervisory Board, assisted by the audit committee. The Board of Management is required to ensure that the external auditor and the audit committee will be involved in drawing up the tasks of the internal audit function.

The independent external auditor is required to attend the meetings of the Supervisory Board at which the financial statements and the audit report of the external auditor with respect thereto are discussed.

See note 21 to the consolidated financial statements for the fees paid to PricewaterhouseCoopers and the distribution of the fees between audit related services and non-audit services.

COMPLIANCE WITH GOVERNANCE CODES

DUTCH CORPORATE GOVERNANCE CODE
We apply the principles and best practice provisions of the Dutch corporate governance code that are applicable to the Board of Management and the Supervisory Board, except for the two best practise provisions below that are not fully applied:
•	provision II.2.7: maximum remuneration in the event of dismissal of members of the Board of Management. See chapter 8, page 72, and
•	provision III.3.4: maximum number of Supervisory Board positions held by members of the Supervisory Board with Dutch listed companies. See chapter 7, page 60.

On the pages referred to above we explain why we deviate from these best practise provisions. Material future (corporate) developments might justify further deviances from the Dutch corporate governance code at the moment of occurrence.

Each substantial change in the corporate governance structure of the company and in the compliance of the company with the Dutch corporate governance code shall be submitted to the general meeting of shareholders for discussion.

The full text of the Dutch corporate governance code can be viewed on our website, www.tnt.com. In addition to the Dutch corporate governance code we are subject to the New York Stock Exchange corporate governance rules and to the Sarbanes-Oxley Act. We are not subject to any other corporate governance code.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 7	|	CORPORATE GOVERNANCE	64

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES

We comply with the corporate governance rules applicable to foreign private issuers listed on the New York Stock Exchange (NYSE), which include, inter alia, the provisions of the Sarbanes-Oxley Act. As a foreign issuer with American Depositary Shares listed on the NYSE, we are allowed to follow our home-country practices with respect to most corporate governance matters instead of those that apply to US domestic issuers, provided that we disclose any significant ways in which our corporate governance practices differ from listed domestic US companies under the NYSE listing standards.

Like many Dutch public limited liability companies, we have a two-tier governance standard. As set out in more detail above, our Board of Management is comprised of executive directors under the supervision of our Supervisory Board, which is comprised of non-executive directors. Members of the Board of Management and other officers and employees cannot simultaneously act as members of the Supervisory Board. The Supervisory Board must approve certain specified decisions of the Board of Management.

Both the Dutch corporate governance code requirements and the NYSE rules require that a majority of the members of a board of directors be independent, but the relevant definitions of independence differ in their details. In some cases, the Dutch requirement is stricter, such as by requiring a longer “look back” period for former executive directors, in others the NYSE is the stricter of the two, such as requiring a “look back” period for personal compensation generally and using a broader conception of what constitutes an affiliate. The NYSE listing standards also require that the external auditor is to be appointed by a company’s audit committee. As discussed above on page 63, in accordance with Dutch law, our external auditor is appointed by the general meeting of shareholders and not by our audit committee. However, our audit committee has the sole authority to recommend such appointment subject to confirmation by our Supervisory Board.

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

RELATED PARTY TRANSACTIONS
Until 20 November 2006 the State of the Netherlands was our largest shareholder, holding approximately 10.9% of our ordinary shares. In view of the transactions that we might have entered into with the State of the Netherlands and any of its instrumentalities, the by-laws of the Board of Management provided that any such transaction would not be deemed to be of material significance below a threshold of €22.5 million. Until 20 November 2006 transactions with these parties above this threshold required the approval of our Supervisory Board. Furthermore, all transactions between us and the State of the Netherlands and any of its instrumentalities were required to be agreed on terms that are customary in the sector concerned.

THE FOUNDATION PROTECTION TNT AND PREFERENCE SHARES B

Stichting Bescherming TNT (Foundation Protection TNT) was formed to care for our interests, the enterprises connected with us and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten our continuity, independence and identity contrary to such interests. The Foundation Protection TNT (the Foundation) is an independent legal entity and is not owned or controlled by any other legal person.

Pursuant to our articles of association, protective preference shares B may be issued to serve these interests. The preference shares B have a nominal value of €0.48 and have the same voting rights as our ordinary shares. There are currently no preference shares B issued, although we have entered into agreements with the Foundation for the placement to or acquisition by the Foundation of preference shares B under certain circumstances.

Under these agreements, we have a put option to place a number of our preference shares B, not exceeding our total issued share capital before such issue (or, subject to prior approval by the general meeting of shareholders, such larger number as we may agree with the Foundation) with the Foundation, subject it’s ability to pay the purchase price. The Foundation has a credit facility in place to permit it to pay the purchase price. The Foundation TNT has a call option to acquire a number of preference shares B not exceeding the total issued amount of shares minus one and minus any shares already issued to the Foundation.

The exercise price with respect to each of the options is the nominal value of €0.48 per preference share B, although upon exercise only €0.12 per preference share B is required to be paid. The additional €0.36 per preference share B is due at such time as we make a call for payment by resolution of our Board of Management, which resolution is subject to the approval of the Supervisory Board.

In accordance with our current articles of association a general meeting of shareholders shall be convened ultimately two years after the first date of issuance of any preference shares B to the Foundation for the first time. The agenda for that meeting shall include a resolution relating tot the repurchase or cancellation of the preference shares B. Should the Foundation receive a demand for repayment under the credit facility referred to above, it may demand that a general meeting of shareholders be convened for the purposes stated above following receipt of such demand.

The independent members of the board of the Foundation are J. den Hoed (chairman), S.C.J.J. Kortmann, J.H.M. Lindenbergh and R. Pieterse. With the members of the board of the Foundation, we share the view that the Foundation is independent in the sense referred to in Annex X to the General Rules of the Euronext Amsterdam Stock Market. The preference shares B are the only measure as described in that Annex.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

65	CORPORATE GOVERNANCE	|	CHAPTER 7

BUSINESS PRINCIPLES AND WHISTLEBLOWER POLICY

For our code of ethics, which includes our Whistleblower Policy, see chapter 9 on TNT’s Business Principles.

CONTROLS AND PROCEDURES

INTERNAL RISK MANAGEMENT AND CONTROL SYSTEMS

Our Board of Management is responsible for our system of internal risk management and controls and for reviewing their operational effectiveness. Our internal risk management and control systems are designed to identify significant strategic, operational, compliance and financial reporting risks. Nevertheless, because of their inherent limitations, the control systems described below, as well as those in the following sections, may not prevent or detect all misstatements, errors, fraud or violation of law or regulations. Neither can they provide certainty as to the achievement of our objectives.

In 2003, we adopted the Committee of Sponsoring Organisations of the Treadway Commission (COSO) Internal Control - Integrated Framework as the foundation of our internal risk management and control systems. As a business with multiple locations, the redesign and execution of our internal risk management and control systems has been a major undertaking that has required considerable resources and organisational changes to achieve an appropriate and effective foundation on which to sustain and grow our business. The requirements of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the requirements of the Dutch corporate governance code, taking into account the recommendations of the Dutch corporate governance code Monitoring Commission (the Frijns Committee), have also been part of the redesign and execution. In addition in 2005, we self assessed and commissioned a review into our integrity and ethical controls and procedures. This review was carried out by external counsel and completed in early 2006. A number of recommendations following this process have been implemented by our Board of Management under the supervision of our Supervisory Board.

Our process of design and execution of our current internal risk management and control systems has taken three years and included development of internal procedures and processes as well as the restructuring of functions to facilitate best practices. By establishing an appropriate structure and specifying a risk management, internal control, integrity and compliance framework for our operational units, the Board of Management has established the internal environment for appropriate risk management and internal control. The TNT business principles and group policies define “the tone at the top” with regard to ethical behaviour and doing business. Strategies have been established for every division and operational unit and translated into clear objectives, amongst others, with regard to business, markets, financial results, human resources and sustainability. The objectives are reviewed in the Annual Strategic Review for the group and at our operational units. Performance and compliance are monitored regularly in discussions between the appropriate management and the Board of Management and supported and monitored by regular internal audits.

The Board of Management is satisfied with the progress that has been made, but recognises that development, implementation and execution of our internal risk management and control systems require continuous improvement and focused attention and remains committed to reviewing and monitoring their appropriateness and operational effectiveness going forward. We have established measures relating to the general control environment as well as tools for monitoring the control environment (e.g. letters of representation signed by all managing and finance directors of our group entities, divisional and group level employees that report directly to the Board of Management, our internal audit function, and monitoring duties of our divisional audit committees). In addition, there is a system of controls over financial reporting, including amongst others our internal auditors’ review and the review and report of our disclosure committee.

We can demonstrate examples of progress by referring to the three categories of internal controls that the Board of Management previously identified as significant deficiencies as indicated in our previous annual report. These categories related to 1) our entity-level control framework and in particular US GAAP knowledge, 2) financial reporting on tax, and 3) controls within and around the use of electronic templates that directly relate to the creation, monitoring and review of our financial statements. The substantial education and awareness programme which we rolled out in the first quarter of 2006, as well as focused management attention, has resulted in each of these areas being addressed satisfactorily before 31 December 2006.

Throughout 2006 we have spent considerable time and resources documenting and testing the operational effectiveness of our internal control over financial reporting to comply with our obligations under Section 404 of Sarbanes-Oxley and to comply with (or, if appropriate to explain the deviations from) the Dutch corporate governance code and the recommendations of the Frijns Committee. We have developed and rolled out to all of our operational units world wide a framework of entity-level controls. This latter framework includes an integrity awareness and training programme, enhanced and more robust group-wide policies and procedures and group-wide internal control awareness training which complement our internal risk management and control systems.

The output of our efforts to strengthen our internal risk management and control systems has resulted in a group-wide risk management framework with processes to identify and, where applicable, mitigate 1) risks to our strategy and operations, 2) risks presented by the regulatory and compliance environments in which we operate, and 3) risks related to financial exposures and financial reporting.

Additionally, based on our assessment, we determined that there were no material weaknesses (as defined by the Public Company Accounting Oversight Board Auditing Standard 2) in our management report on internal control over financial reporting as of 31 December 2006. We are therefore able to confirm that our internal control over financial reporting was adequate and effective as of 31 December 2006, the time of its assessment.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 7	|	CORPORATE GOVERNANCE	66

Our independent auditors are obligated under the standards of the Public Company Accounting Oversight Board to consider our internal control over financial reporting as a basis for designing their auditing procedures for the purpose of expressing their opinion on our consolidated financial statements. We have discussed our own assessment of our control and risk management framework and in particular our internal control over financial reporting with our independent auditors. Our independent auditors concur with our conclusion in relation to our assessment of internal control over financial reporting as of 31 December 2006, as disclosed in the previous paragraph. Their report is included in Chapter 12 on page 103.

DISCLOSURE CONTROLS AND PROCEDURES
As of 31 December 2006, under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this our chief executive officer and chief financial officer concluded our disclosure controls and procedures were effective as of 31 December 2006.

REPORTING REQUIREMENTS UNDER SECTION II.1.4 OF THE DUTCH CORPORATE GOVERNANCE CODE TAKING INTO ACCOUNT THE RECOMMENDATIONS OF THE FRIJNS COMMITTEE ON THE APPLICATION THEREOF AND REPORTING REQUIREMENTS UNDER SECTION 404 OF SARBANES-OXLEY

The concept of internal risk management and control systems as used in the Dutch corporate governance code varies significantly from the concepts of “disclosure controls and procedures” and “internal control over financial reporting” under the US Securities Exchange Act of 1934, as amended, and the related SEC rules. Specifically the Dutch corporate governance code requires us to examine strategic, operational, regulatory, compliance and financial risks.

The Board of Management has reviewed, analysed and prioritised the strategic, operational, regulatory, compliance and financial risks to which we are exposed and has reviewed our control environment for the year ended 31 December 2006. The outcome of this review and analysis has been shared with the audit committee and the Supervisory Board and has been discussed with our independent auditors. Our current view on key risks is summarised in chapter 10.

With respect to financial reporting, the Frijns Committee has stated that it considers application in full of Section 404 of Sarbanes-Oxley meets the Dutch requirements in respect of the internal control objective and financial reporting. The Report of Management on Internal Control Over Financial Reporting is stated below.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process,

designed under the supervision of a company’s chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: 1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of a company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorisations of a company’s management and directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of a company’s assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision, and with the participation of our management, including our chief executive officer and chief financial officer, we have conducted an evaluation as of 31 December 2006 of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by COSO. Based on this evaluation, management has concluded that the company’s internal control over financial reporting was effective as of 31 December 2006.

PricewaterhouseCoopers Accountants N.V., the independent auditors that audited the financial statements included in this annual report, has audited this assessment of the effectiveness of our internal control over financial reporting as of 31 December 2006; their report is included in Chapter 12 on page 103.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

REMUNERATION REPORT	|	CHAPTER 8

“	Teamwork and a personal touch are the keys to a successful team.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 8	|	REMUNERATION REPORT

TNT POST HAMBURG

Aygül radiates energy and drive and you need only a single conversation with her to understand why she is proving such a success in a challenging job. In November 2005, starting entirely on her own, she took on the task of setting up TNT Post’s Hamburg operations. In a metropolitan area spanning 750 km2 and some 1.8 million inhabitants, that’s no mean task. After creating a team of over 400 staff within a 6-week period, deliveries started in January 2006 with new contracts coming in each week.

Aygül: “The months setting up the depot were an absolute rollercoaster and without doubt the most intense of my career to date. Although I had a good position at Deutsche Telekom at the time, I loved the idea of setting up something new. My first task was to create the team. Sometimes we had 10 interviews a day, with a five-minute break between candidates. I didn’t have time to think so I had to rely on gut feeling and common sense. Unless people connect, there’s no chance of success. So far things have worked out better than I could have hoped for. Seeing the harmony that already exists within the team has really increased my self confidence.”

Self confidence is something she needs at the moment. “Now that the team’s in place, we’re concentrating on optimising our processes and eliminating any problems. Cost-cutting, sales and expanding our delivery network are critical. One of the things I have been most amazed about at TNT is the trust the organisation has in its staff. Of course they take my track record into account, but I am currently also involved in looking at companies that would be of interest to us for purchase to expand our delivery coverage. I guess it’s one of the advantages working for a company as large as TNT that this is possible.”

So how has she managed to set up this sort of operation within such a short period of time? Aygül: “Teamwork, teamwork, teamwork and a personal touch. In the same way TNT has trusted me to do my job, I trust my staff. I believe that if you empower people and give them the feeling that their work makes a difference, you will get the most out of them, they will enjoy their work and they will feel appreciated. Of course it’s not going to work 100% of the time, but if they feel connected to the company, if you can forge a feeling of personal responsibility, a team is far more likely to succeed.”

AYGÜL ÖZKAN
Depot Manager TNT Post Hamburg
35 years old, married, 1 child

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

67	CHAPTER 8

REMUNERATION

REPORT

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 8	|	REMUNERATION REPORT	68

INTRODUCTION

The remuneration of the members of the Board of Management is the responsibility of the Supervisory Board. The remuneration committee is appointed by our Supervisory Board to assess and propose the remuneration policy for members of the Board of Management and to prepare the proposal for the remuneration of the individual members of the Board of Management.
The remuneration policy is adopted by the general meeting of shareholders. Material changes to the policy are submitted to the meeting for adoption.

The remuneration committee is made up of at least three members of the Supervisory Board and is chaired by the vice chairman of the Supervisory Board. In 2006 the remuneration committee comprised Mr. J.M.T. Cochrane (chairman), Mrs. G. Kampouri Monnas, Mr. W. Kok and Mr. R.W.H. Stomberg. No member of the remuneration committee is a member of the management board of another Dutch listed company and no member of the remuneration committee is a member of the audit committee. During 2006, the remuneration committee met five times. The chief executive officer was invited for all meetings except for meetings at which his terms and conditions were discussed. The role of secretary of the committee is fulfilled by a representative of our corporate human resources department.

The remuneration committee used professional advice from the following independent external advisors:
•	Allen & Overy LLP provided legal advice on employment related matters,
•	Towers Perrin and Hewitt Associates advised on remuneration market practice and equity based compensation and provided the valuations used for long term incentives,
•	Petercam Bank Nederland B.V. advised on our total shareholder return performance compared to our peer group,
•	Ernst & Young provided tax advice relating to the employment of the US-based member of the Board of Management, and
•	Wilfred Klaassen Holding B.V. provided advice relating to the change of pension arrangements of the Dutch members of the Board of Management.

The advisors do not advise the members of the Board of Management personally on their remuneration.

This report sets out the policies on the remuneration of the members of the Board of Management. For the detailed disclosure of the remuneration paid to individual members of the Board of Management, see note 19 of the consolidated financial statements.

OBJECTIVE OF THE REMUNERATION POLICY
The objective of the remuneration policy is to attract, motivate and retain qualified members of the Board of Management of the highest calibre, with an international mindset and background essential to the successful leadership and effective management of a large global company. The members of the Board of Management are rewarded accordingly; an important part of their remuneration is based on performance of the company. The remuneration structure for the Board of Management is therefore designed to balance short term operational performance with the long term objectives of the company and value creation for its shareholders.

REMUNERATION ELEMENTS AND MARKET ALIGNMENT

The remuneration for members of our Board of Management consists of three elements:
1.	Fixed base salary.
2.	Variable compensation, linked to performance, consisting of:
	a.	a short term incentive component, and
	b.	a long term incentive component.
3.	Pension arrangements.

The target level for total direct compensation, consisting of base salary and “at target” short and long term variable compensation (numbers 1 and 2 above), is benchmarked against the European reference market for executive directors of multinational companies. The European market is defined as the composite markets of Belgium, France, Germany, Italy, the Netherlands, Switzerland and the United Kingdom. This reference market reflects companies with comparable revenue, number of employees and international character.

There has not been any adjustment of the level of the fixed base salary, and the “at target” levels for the short term and long term incentives have not been adjusted for the Board of Management since 2004. As a result, the remuneration of the Board of Management is currently below the European reference market. Under the current policy we will increase the base salary and “at target” levels of the short term and long term incentive for all members of the Board of Management for 2007. At the same time, we will also rebalance the pay mix of the remuneration package, so that the total direct compensation for 2007 is increasingly performance driven compared to the 2006 package, in line with the current market trend of emphasis on performance related pay.

Below are summarised and described the features of the current policy, the adjustments to the remuneration as of 2007 under the current policy and the proposed adjustments to the current policy for each component, insofar as applicable.

BASE SALARY
In order to align the current base salaries to the European reference market, the base salaries of all members of the Board of Management will be increased by 5% for 2007.

VARIABLE COMPENSATION
We consider variable compensation to be an important part of the remuneration package for the members of the Board of Management. Therefore, a substantial part of the total direct compensation of the members of the Board of Management consists of variable compensation on performance. The bonus targets and performance conditions reflect the key drivers for

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

69	REMUNERATION REPORT	|	CHAPTER 8

value creation and medium to long term growth in shareholder value, as well as drivers for the realisation of our mission-related goals. The challenge for the Board of Management is to achieve sustainable performance for both the short term and the long term.

Compared to 2006 we will increase in 2007 the level of both short term and long term incentives. A description of features of the short term incentive and long term incentive for 2007 follows below.

Short term incentive: cash bonus
The short term incentive scheme for the members of the Board of Management reflects the accountability for our annual budgets and our mission by rewarding both financial and non-financial performance as required for sustainable results.

Targets
The Supervisory Board sets the targets for the mission-related incentive plan at the beginning of each financial year.
For 2007 the following targets will apply:

•	Financial targets:
	•	economic profit,
	•	earnings, and
	•	revenue growth.

Since growth is a key target of our strategy, revenue growth has been added in the 2007 target setting with economic profit and earnings being continued from 2006. Depending on the tasks and responsibilities of each individual member of the Board, the financial targets are related to group or division performance. See table below.

•	Non-financial targets:
	•	exceeding customers’ expectations: continued improvements in our relations with customers, which are measured through customer satisfaction surveys and by assessing the relationship with our customers in person,
	•	instilling pride in our people: continuous improvement in engaging our staff, which is measured through employee engagement surveys, and
	•	sharing responsibility for our world implementing the agreed Social Responsibility standards: making a difference to our environment. This can be accounted for by our global initiatives to reduce the emission of CO2 and our involvement with the United Nations World Food Programme.

The Supervisory Board will designate specific projects and initiatives to each member of the Board of Management for which the individual member will be personally responsible.

Weighting of the targets 2007
For 2007 the weighting of the financial and non-financial targets revert to the 2005 levels. The achievement of financial targets will account for 70% of the bonus (2006: 80%) and the non-financial targets for 30% of the bonus (2006: 20%).

Pay out level for the short term incentive
The bonus based on financial targets will be calculated using a sliding scale between the “minimum” target level and the “stretch” target level. Below the “minimum” required performance, the bonus for financial performance is zero. Realisation of the “stretch” target or more, results in the maximum bonus that can be earned. Depending on the realised performance, the level of the bonus payable will be determined as follows:

•	“minimum” performance results in a bonus pay out of:
	•	60% annual base salary for members of the Board of Management (2006: 50%),
	•	70% annual base salary for Chief Executive Officer (2006: 50%),
•	“target” performance results in a bonus pay out of:
	•	70% annual base salary for members of the Board of Management (2006:60%),
	•	80% annual base salary for Chief Executive Officer (2006: 60%),
•	“stretch” performance results in a bonus pay out of:
	•	100% annual base salary for members of the Board of Management (2006: 75%),
	•	120% annual base salary for Chief Executive Officer (2006: 75%).

All targets are measured separately. The realisation of each target can result independently in bonus payments. TNT does not disclose the targets required, as this qualifies as commercially sensitive information.

The bonus for non-financial performance does not have a sliding scale. The Supervisory Board allocates the non-financial bonus based on the achievement of individual targets of the Board of Management and determines the associated pay-out.

The bonus for 2007 as percentage of the base salary at different performance levels is set out below for each member of the Board of Management.

	Financial targets									Non-financial targets	Total range

	Earnings target			Revenue growth target			Economic profit target

	minimum	target	stretch	minimum	target	stretch	minimum	target	stretch	target	- target stretch

Peter Bakker [1]	33%	40%	80%	13%	16%					24%	0% - 80% -120%

Henk van Dalen [1]	28%	35%	65%	11%	14%					21%	0% - 70% -100%

Harry Koorstra [2]	11%	14%	23%	6%	7%		22%	28%	49%	21%	0% - 70% -100%

Marie-Christine Lombard [2]	11%	14%	23%	11%	14%		17%	21%	42%	21%	0% - 70% -100%

1	The financial targets for the chief executive officer and the chief finanicial officer are set in terms of earnings and revenue growth from continuing operations.
2	The financial targets for the group managing directors consist of targeted earnings from continuing operations of the company as a whole and of internal targeted economic profit and revenue growth of the relevant division.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 8	|	REMUNERATION REPORT	70

To bring our short term bonus scheme more in line with market practice, the bonus share matching plan will no longer be applied as of 2007. Under the bonus share matching plan 25% of any short term bonus payable to members of the Board of Management was paid out in shares at the then current market value with accompanying right on matching shares, if at least 50% of the shares is retained for a period of three years. In compliance with the Dutch corporate governance code, the members of the Board of Management may not sell their matching shares before the earlier of five years from the date of grant or the end of the employment, although any sale of shares for the purpose of using the proceeds to pay for the tax relating to the grant of these shares is exempted. These bonus shares are held in trust by our share administrator. Any bonus payable under the short term incentive scheme in 2007 will be paid out entirely in cash.

Long term incentive: performance shares
In order to align the objectives of the Board of Management to the value-creation objectives of the shareholders, members of the Board of Management are awarded conditional rights on our shares under the Performance Share Plan. The vesting of performance shares is conditional on the achievement after three years of a certain total shareholder return. Total shareholder return is defined for this purpose as the return to shareholders from investing in shares, in terms of both share price appreciation and dividends, assuming reinvestment of dividends.

Shares granted to our Board of Management via our equity plans without financial consideration must be retained for a period of at least five years after grant or until at least the end of employment if this period is shorter, unless it can be demonstrated to our corporate secretary that their sale is prompted by required tax payments with respect to these shares.

The value of the total of shares granted to the members of the Board of Management under the Performance Share Plan is benchmarked on a yearly basis against market practice, using the European market for executives as reference. The number of shares to be granted is calculated by dividing the available amount by the share price on the day following the announcement of first quarter results. For 2007 the “at target” and grant value of the performance shares will be increased by 44% for the Chief Executive Officer and by 49% for the members of the Board of Management. This increase also compensates for the loss of the bonus matching shares.

Introduction of a customised index
While respecting the current rules of the Performance Share Plan, the Supervisory Board has introduced a customised index for the measurement of our total shareholder return. For the vesting of the performance shares granted prior to 2007 we compared our total shareholder return against two benchmarks, each representing 50% of the performance shares: (a) the AEX index of Euronext Amsterdam N.V. and (b) a peer group of direct competitors (UPS, FedEx and DPWN). The current performance scheme has been replaced by a scheme based on a customised index. Reasons for this adjustment are:

•	the previous performance scheme did not take into account any differences in risk profile of the participating companies,
•	the limited number of direct competitors compared to the original performance scheme.

In the new index all AEX companies and direct competitors (UPS, Deutsche Post AG, Fedex and Austria Post) are weighted (50%-50%) on the basis of a comparability study in which the various risk profiles of the individual companies are taken into account. Starting in 2007 the total shareholder return of the performance shares granted, will be compared against this customized index. The performance shares in 2007 will vest following a gradual scale of 0% -150% (2006: 0% -120%) of the base allocation depending on our total shareholder return performance during the three financial years starting with the year in which they are granted.
During the vesting period, the total shareholder return data are compiled by an external data provider, based on objective data, and reported quarterly. After three years, the final performance of the company compared to the performance of the peer group in the customised index determines the number of shares to be vested. The remuneration committee advises the Supervisory Board on the basis of the sliding performance range set out below.

% difference company performance versus customized index	% of base allocation of performance shares that vest

≥ + 20%	150.0%

+ 10%	112.5%

0%	75.0%

− 10%	37.5%

≤ − 20%	0%

PENSION ARRANGEMENTS
Our policy is that pension arrangements should be in line with local practice in the country of residence of the relevant member of the Board of Management. The pension arrangements for all members of the Board of Management include entitlement to a pension in the event of illness or disability and a spouse’s/dependant’s pension on death.

We revised the pension policy for our Dutch members of the Board of Management to reflect the developments in society with respect to pension rights and to align the policy more closely to the new policy for our employees in the Netherlands under the collective labour agreement (CAO).

In the 2007 annual general meeting of shareholders the following changes in the pension policy will be submitted for adoption. As of 2007, we will move the current Dutch members of the Board of Management from a final pay scheme to a career average scheme accrued at pension. The main features of the career average scheme are:
•	pensionable age at 65,
•	pensionable income is based on annual base salary only,
•	annual accrual rate for the old-age pension is 2.25%,
•	offset for state pension at fiscal minimum,
•	the benefits are indexed during accrual,
•	no employee contribution.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

71	REMUNERATION REPORT	|	CHAPTER 8

The current Dutch members will receive a compensation for the loss of the early retirement scheme as of the age of 62, which could be used for a life course saving scheme. The current Dutch members of the Board of Management are also offered an allowance against the shortfall caused by the change of pension systems.

New Dutch members of the Board of Management will be offered a career average pension scheme.

OVERVIEW COMPENSATION & BENEFITS 2006

The table below gives an overview of the three elements of the compensation and benefits calculated for 2006 for each member of the Board of Management.

	Base salary	Accrued	as % of	Accrual for	as % of	Pension
		short term	base salary	long term	base salary	related costs
		incentive		equity
				incentive

Peter Bakker	900,000	741,067	82%	353,658	39%	121,825

Henk van Dalen [1]	450,000	378,000	84%	40,842	9%	314,968

Harry Koorstra	600,000	507,639	85%	177,617	30%	113,725

Marie-Christine Lombard	600,000	484,914	81%	206,775	34%	276,000

Total	2,550,000	2,111,620		778,892		826,518

(in €) 1 Employed as of 1 April 2006.

For more detailed information on each element, see note 19 of our consolidated financial statements.

TERM OF APPOINTMENT AND TERM OF EMPLOYMENT

Members of the Board of Management are appointed for a period of four years. On expiry of the four-year term, a member of the Board of Management may be reappointed for successive terms of four years each. In the case of a proposed reappointment the performance of the candidate as a member of the Board of Management is taken into account. The Supervisory Board has agreed with the members of the Board of Management that as of 2004, each year a member of the Board of Management will step down and be eligible for reappointment for a new four-year term according to the reappointment plan. Details on each member appointment(s) are set out below.

	Employed since	Term of	Board member	Year of	Term of
		employment	since	(re)appointment	appointment

Peter Bakker	14 October 1991	Indefinite	1998	2004	Four years

Henk van Dalen	1 April 2006	Indefinite	2006	2006	Four years

Harry Koorstra	1 October 1991	Indefinite	2000	2005	Four years

Marie-Christine Lombard	15 December 1999	Indefinite	2004	2004	Four years

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 8	|	REMUNERATION REPORT	72

SEVERANCE
The contractual termination arrangements for the members of the Board of Management are as follows:
•	notice period: six months,
•	the contractual severance payments other than related to change of control: one year base salary or a maximum of two years base salary in the first four-year term, if one year is considered to be unreasonable. Contracts entered into prior to 2004 will remain unaltered. For members of the Board of Management who are not residents of the Netherlands, we follow local market practice for that part of the base salary earned in the country of residence,
•	severance payments in case of change of control: the sum of the last annual base salary and pension contribution plus the average bonus received over the last three years, multiplied by two.

LOANS
We do not grant loans to any member of our Board of Management.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

BUSINESS PRINCIPLES AND SOCIAL RESPONSIBILITY	|	CHAPTER 9

“	It’s all about communication and enjoying being with others.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 9	|	BUSINESS PRINCIPLES AND SOCIAL RESPONSIBILITY	4

TNT POST

John looks like a postman. He dresses smartly, always has a smile on his face and radiates a down-to-earth nature that immediately calls to mind reliability. He exercises that same nature in his job. When he’s not delivering letters and parcels in his hometown of Nieuwegein, he is planning the rounds of others or acting as contact person for the OC, part of the national Works Council responsible for employee surveys related to company processes. His company TNT Post is undergoing some fundamental changes and not all his colleagues understand the necessity of what is going on. He considers it his responsibility to maintain a good atmosphere within the team and is always ready to talk about and explain developments to those around him.

John: “I am a connector by nature. One of my ambitions at work is to ensure that the various characters within our team, and on a larger scale within the branch office, mould together as well as possible. With the changes within Post, full-time postmen are going through a hard time. Some of them feel that the post delivery staff, who are not full-time and cost less, are taking their jobs. They forget the underlying reasons why the changes are necessary. I help them to understand.”

“I’ve been with the company for 22 years now. If you’re going to head out into the cold every morning, you have to love the interaction with people. What I like most about it is that there are new challenges and new experiences every day. Add the fact that you get the respect from those around you – everybody knows the postman in their area – and you’ll understand why I like getting up each morning. That TNT looks after us helps too, of course. Even now that matters are a little tougher, they are doing their best to explain what is going on. Like a huge family, there are many different parts, each with their own interests and specialties yet all with the same mentality – doing our jobs as well as we can.”

JOHN TEN HEUVEL
TNT Post - Postman, work planner and contact for the OC
40 years old, married, 2 children

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

73	CHAPTER 9

BUSINESS

PRINCIPLES

AND SOCIAL

RESPONSIBILITY

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 9	|	BUSINESS PRINCIPLES AND SOCIAL RESPONSIBILITY	74

Set out below are our TNT Business Principles, which we seek to comply with in everything we do, as well as a description of our social responsibility policy and partnership with the United Nations World Food Programme.

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

We do not use unethical practices as a means to obtain competitive advantage. We will not use information acquired

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

75	BUSINESS PRINCIPLES AND SOCIAL RESPONSIBILITY	|	CHAPTER 9

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

Any change in the principles or waiver of provisions may be made only by the TNT Board of Management with approval from the TNT Supervisory Board. Such changes will be promptly disclosed at www.tnt.com.
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

You can find the TNT Whistleblower Policy (and related procedure) at www.tnt.com.

TNT SOCIAL RESPONSIBILITY POLICY

Our social responsibility policy sets forth our aspirations for environmental care and community involvement.

We are a global business that strives to improve our social and environmental impact on communities around the world. We aspire to help meet the needs of the current generation without producing a poorer world for our children by compromising the ability of future generations to meet their own needs.

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

Since 2003, we have been actively involved in the World Economic Forum’s logistics and transport sector corporate citizenship initiative. Our aim is to enhance the reputation of the sector and ourselves. We have initiated stakeholder dialogues as part of the Governors meeting at the World Economic Forum in 2005. The consolidated results have led to a special chapter of the Global Reporting Initiative with industry specific key performing indicators, which we will include in our 2006 social responsibility report. The stakeholder dialogues emphasise the need to reduce the negative impact of our industry’s activities on the environment and to encourage suppliers and subcontractors to comply with social responsibility standards.

In 2005, we entered the Dow Jones Sustainability Index as leader of the industrial transportation industry. In 2006 we have retained our industry leadership.

We are strongly focused on integrating a range of international standards throughout the group. We ask various organisations to assess our progress. PricewaterhouseCoopers provides external verification of our reporting data. Agencies and institutes like AccountAbility, the VBDO (Dutch Association of Investors for Sustainable Development) and Dutch Sustainability Research benchmark our performance against other companies. All provide feedback as to how we can improve our performance. Based on the feedback on last year’s

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 9	|	BUSINESS PRINCIPLES AND SOCIAL RESPONSIBILITY	76

full-year social responsibility report, our main focus areas this year have included:
•	developing and agreeing targets with a focus on our priorities: Environment, Health & Safety, Customers and Employees,
•	developing a code of conduct for our suppliers,
•	organising dialogues with subcontractors, and
•	integrating social responsibility into our internal audits.

We have learned from our stakeholder dialogues that our environmental performance is a key concern for our stakeholders. We have accordingly developed a new initiative, named “Driving Clean”, which is aimed at purchasing environmentally-friendly vehicles and by researching possibilities for retrofitting our current fleet with soot filters. This programme, for which we are partnering with the United Nations Environmental Programme, has been launched in 2006.

We reflect our progress and future plans in our 2006 social responsibility report. Our social responsibility report has been prepared in accordance with the 2002 Global Reporting Initiative Guidelines. It represents a balanced and reasonable presentation of our organisation’s economic, environmental and social performance. Our 2006 social responsibility report can be viewed on our website www.tnt.com.

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

In May 2006, more than 750,000 TNT and WFP personnel with their friends and families, participated for the third time in “Walk the World”, a sponsored walk encompassing over 100 countries.

Our partnership with WFP consists of three levels of engagement and resulted in the following achievements in 2006:

•	knowledge transfer: applying our knowledge to enhance, for example, the WFP’s supply chain management capabilities, increase its fleet management systems and provide air operations training for its officials. In total we invested €2.7 million in these kind of projects,
•	hands-on support: providing organisational expertise and assistance in order to respond to emergencies more effectively. In 2006 we contributed to WFP’s response to emergencies in Pakistan, Indonesia, Lebanon and Togo by offering transport services, warehousing and specialised personnel deployed in direct support of the WFP. Total investment in hands-on support has been over €2 million,
•	awareness & fundraising: helping raise awareness and funds for WFP. A number of our employees volunteered to spend three months building kitchens, latrines and classrooms, among other projects, as part of the WFP’s Global School Feeding Campaign. In 2006, our employees raised more than €1.9 million in cash donations for the agency’s school feeding projects. We are also helping the WFP to attract additional funds, new corporate partners and to increase awareness in both the public and private sector. The total amount invested in this category of projects has been €2.4 million.

In 2006, we invested a total of €8.1 million in the partnership with WFP. A total of €7.1 million came in the form of in-kind services and knowledge transfer projects and €1 million as a cash donation to a foundation established by our company to support WFP School Feeding Programmes.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

RISK FACTORS	|	CHAPTER 10

“	I have been in services for a great deal of my working life and would not know how to do things better. My compliments.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 10	|	RISK FACTORS

DEBITEL

Following a successful pilot for the delivery of their invoices, debitel has been a TNT client since 2004. Printing invoices from a central printer centre, debitel needed a single carrier. While other suppliers offered only regional solutions, TNT now provides its client with nationwide coverage in Germany through its network of fully-owned and partner companies. debitel claims to be highly satisfied.

Alfred Prasch: “There are a lot of companies offering delivery services these days, but only TNT’s portfolio met the demand for our 3.5 million shipments we send out each month. In contrast to standard postal carriers and their huge, bureaucratic organisations, TNT offers flexibility and can respond quickly to any market changes or issues that arise.”

“As the ultimate test, I like to find out what happens to our deliveries personally and have followed a delivery from printing to the doorstep. That way I fully understand the system. I have to say I am impressed with the setup. Yet both debitel and TNT know that an operation of this size is never

100% faultless, much as we would like it to be. The up-side is that when we have issues to solve, TNT staff have always been open, honest and fair, and listen to what we have to say. So far, we have solved every challenge we’ve come across in developing our partnership.”

Asked whether there is anything that can be improved: “Not really. TNT has good contacts, good processes and good prices. A note regarding the latter, however. Price will always play a role in our choice of supplier. On the other hand, we understand the balance between quality and cost. You get what you pay for and we are satisfied with what we have.”

MR ALFRED PRASCH
Information Technology Service Manager
debitel AG, Stuttgart

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

77	CHAPTER 10

RISK

FACTORS

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 10	|	RISK FACTORS	78

Any of the following risks could have a material adverse effect on our financial position, results of operations, liquidity and the actual outcome of matters to which the forward-looking statements contained in this annual report refer. The risks described below are not the only risks that we are facing. There may be additional risks to the ones described below of which we are currently unaware. These risks may be common to most companies. There may also be risks that we now believe are immaterial, but which may ultimately have a material adverse effect as described above. For further information on forward-looking statements see the notice on forward-looking statements on page VI of this annual report. For further information on our internal risk management and control systems see chapter 7.

The increasing substitution of alternatives for our mail delivery services could reduce the revenues and profitability of our mail business and adversely affect our revenues and profitability.
Our mail business is an integral part of our total business and during 2006 represented 40.4% of our group operating revenues and 59.6% of our group operating income. Our postal mail business delivers information such as letters and bank statements as well as printed matter such as direct mail and periodicals. Technologies such as e-mail and internet (e.g. electronic banking) can be used to send or make available such information faster and, in many cases, at a lower price than traditional mail services. Due to increased substitution, among other factors, traditional mail volumes in the Netherlands have decreased in recent years, and we expect this downward trend in mail volumes to continue in the next few years. An increase in the use of these substitute technologies would likely result in a further decrease in the use of our traditional mail services. If substitution continues on a large scale, it could adversely affect the volumes, revenues and profitability of our mail business and our company as a whole.

The further liberalisation of the Dutch and EU postal markets could adversely affect our revenues and profitability.
In the Netherlands, the process of liberalisation of the postal market, which began in the late 1980s, is continuing. This presents a number of risks to our mail business. Pursuant to the EU Postal Directive, as of 1 January 2006 the restriction that reserved the provision of letters up to 100 grammes exclusively to us (the reserved postal services) was reduced to 50 grammes. On 13 April 2006 the Dutch government decided to fully liberalise the postal market in the Netherlands in 2008 on the condition that there is a level playing field with the British and German postal markets. The Dutch government also agreed upon the proposal for a new Dutch Postal Act. The proposal for a new Dutch Postal Act follows the vision of the Dutch Minister of Economic Affairs on the postal market in the Netherlands, which was published in 2004. As discussed in greater detail in chapter 13, this new Dutch Postal Act addresses a number of issues that are directly relevant to our business, including price controls and the scope of the mandatory postal services. The new Dutch Postal Act may adversely affect our business, revenues and profitability. For example, a possible expanded role for OPTA, the Supervisory Authority for Post and Telecommunications in the Netherlands, in controlling our price determination for competitors might have an adverse effect on our competitive position. The Dutch cabinet’s decision to fully liberalise the postal market in the

Netherlands and the proposal for a new Dutch Postal Act still await approval of the Dutch parliament. The new Dutch Postal Act is expected to be discussed by parliament during the course of 2007.The new Dutch government could have a revised vision for the new Dutch Postal Act. The governmental vision could, for example, accelerate further liberalisation of the Dutch and EU postal markets leading to unequal market conditions compared to the United Kingdom and Germany; increase price control; or cause changes in requirements of the Universal Service Obligation. Any of these may adversely affect our business, revenues or profitability.

On 18 October 2006 the European Commission published its proposal to amend the EU Postal Directive. The European Commission proposes to fully liberalise the EU postal market per 1 January 2009. The European Commission believes that there are alternative methods, other than the current reserved area, to finance the Universal Service Obligation (USO). The proposal abolishes the reserved area as a USO financing mechanism, but allows for a wide variety of other methods, such as tendering, public funds, compensation funds and universal service requirements. The European Commission also opts for a model that leaves the Member States the discretionary powers to decide upon the scope of the USO. The new EU Postal Directive may adversely affect our European Mail Networks business. For example, if the new EU Postal Directive provides for insufficient guarantees, Member States can abuse national USO regulation to protect their national operators.

The proposal of the European Commission awaits approval by the Council of Ministers and the European Parliament. The EU decision-making process is likely to take around one and a half years.

Intensifying competition may put downward pressure on prices and could have an adverse effect on our revenues and profitability.
We compete with many companies and services on a local, regional, European and international level. Our competitors include the incumbent postal operators of other nations in Europe, Asia, Australia and the United States, motor carriers, express companies, logistics service providers, freight forwarders, air couriers and others. We expect competition to intensify in the future in all of our core business areas.
Targeted, aggressive actions by competitors may negatively impact our prices. In the Netherlands, our present market share in the mail business results from being the former government-operated monopoly. We expect our market share to erode due to serious competition and, in the longer term, the continuing liberalisation of the Dutch mail regulatory regime. In Europe, we continue to face strong competition in both our mail and express businesses. Our strategy focuses on a differentiated product and price approach and the quality of services related to price rather than on price discounts. Nevertheless, increased competition may force prices for our services down and thus cause our revenues and profits to decrease.

The trends towards liberalisation of European postal markets may also result in further consolidation within the mail and express businesses as competitors seek to expand into newly opened geographic markets and former state postal monopolies enter into acquisitions or alliances in order to

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

79	RISK FACTORS	|	CHAPTER 10

expand the range and geographic coverage of their services. Consolidation within our businesses may result in increased competition and, as a consequence, adversely affect our business, revenues and profitability.
For example in August 2006, the major Dutch banks, several health insurers and some other large companies, each responsible for sending high volumes of mail, pooled their interests and set up the “Vereniging Grootgebruikers Postdiensten (VGP)”, an organisation to represent their mutual interests in the addressed mail market. The VGP claims to represent approximately 14% of the addressed mail market. This could adversely affect our mail division’s revenue.

A sustained economic downturn could adversely affect our business and financial condition.
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

For example, in our express businesses, we operate various types of aircraft throughout Europe and we started a direct service between Europe and China in January 2007. As a result we are required to comply with a wide variety of international and national laws and regulations. In some of the markets in which we operate, regulations have been adopted (or proposed) which impose night-time take-off and landing restrictions, aircraft capacity limitations and similar measures in order to address the concerns of local constituencies.

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
We operate around the globe and provide a worldwide service with facilities in many countries, which means that we are confronted with complex legal and regulatory requirements in many jurisdictions. These include tariffs, trade barriers and requirements relating to withholding taxes on remittances and other payments. Our international operations are also exposed to local business risks and challenges. We face potential difficulties in staffing and managing local operations, succession coverage of key individuals and talent management. We are exposed to the credit risks of local customers and distributors. In many of the jurisdictions in which we operate, in particular emerging markets such as China, India, Brazil and Russia, aspects of the developing legal system (including the inability to enforce contracts, the lack of an independent and experienced judiciary, and similar factors) create an uncertain environment for investment and business activity. These difficulties will increase as we pursue our strategy to expand our operations to new markets. Our overall success as a global business depends, in part, on our ability to succeed in different economic, social, political and legal conditions. We may not succeed in developing and implementing policies and strategies

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 10	|	RISK FACTORS	80

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

A decline in the value of the euro could reduce the value of your investment in TNT and any dividends received.
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
A downgrade in our credit rating may negatively affect our ability to obtain funds from financial institutions, retail investors and banks and increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt or incur new debt. On March 10, 2006, Standard & Poor’s Ratings Service (S&P) lowered its corporate credit ratings on TNT to “A-“ long-term / ”A-2” short-term from “A”/”A-1”. On 25 September 2006 S&P issued an updated Issuer Credit Rating. S&P maintained the TNT corporate credit ratings on “A-“ long-term / ”A-2” short-term. The S&P outlook is negative. On 27 March 2006 Moody’s

Investors Service downgraded the issuer and senior unsecured debt ratings of TNT N.V. to “A3” from “A2”, and the CP rating of TNT Finance BV, 100% owned and guaranteed finance subsidiary of TNT, to Prime-2 from Prime-1. On 12 July 2006 Moody’s Investors Service issued an updated TNT credit opinion. The issuer and senior unsecured debt ratings of TNT N.V. continued to be “A3”, and the CP rating of TNT Finance BV was kept at Prime-2. The Moody’s outlook for the ratings is stable.

We depend on a number of infrastructure facilities for which we have limited or no comparable back-up facilities, so if operations were disrupted at one or more of these facilities, our business and results of operations would suffer.
A portion of our infrastructure is concentrated in single locations for which we have limited or no comparable back-up facilities or very expensive fall back scenarios in the event of a disruption of operations. An example of this is our European express air hub in Liège, Belgium. The operation of our facilities involves many risks, including power failures, the breakdown, failure or substandard performance of equipment, the possibility of work stoppages or civil unrest, natural disasters, catastrophic incidents such as airplane crashes, fires and explosions and normal hazards associated with operating a complex infrastructure. If there were a significant interruption of operations at one or more of our key facilities and operations could not be transferred or only at very high costs to other locations we might not meet the needs of our customers, and our business and operating results would be adversely affected.

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

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

81	RISK FACTORS	|	CHAPTER 10

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
The success of our business also depends upon avoiding strikes, work stoppages and slowdowns by our employees. Industrial action by large unions or even relatively small but key groups of our employees, such as airline pilots, could seriously disrupt our operations. Industrial action may occur for reasons unrelated to our collective labour agreements with a particular union or group of employees. For example, our employees may refuse crossing picket lines established by other unions from other companies. Our collective labour agreement with approximately 57,000 employees in the Netherlands is subject to a renewal in October 2007. If we are not able to renew this agreement or other key agreements with our employees, and a strike, work stoppage or work slowdown occurs, our revenues and profitability could be adversely affected.

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
We have entered into a number of significant acquisitions in recent years with growth through acquisitions remaining a key element of our strategy. We have also announced the acquisition of several other companies which will be finalised in 2007. The integration of newly acquired businesses involves inherent costs and uncertainties that include the effect on the acquired businesses of integration into our organisation and culture and the availability of and demands on management resources to oversee the integration and manage the newly acquired businesses. The integration of the international companies we have acquired has resulted in significant challenges and costs in the areas of accounting, finance, operations, IT, strategy and human resources. If an existing or future integration effort is delayed or is not successful we may incur additional costs, the value of our investment in the acquired company may decrease significantly and our growth strategy may not be successfully achieved. Any material delays, unexpected costs or other problems encountered in connection with integrating newly acquired businesses could have an adverse effect on our revenues and profitability.

Changes in market conditions and/or relationships with our joint venture partners may require us to revise our strategies, which could adversely affect our results of operation.
Changes in market conditions may lead us to revise the strategies in which businesses were acquired or joint ventures were concluded. Revised strategies may lead us to demerge these businesses or end these joint ventures. The resulting employment reduction and other significant restructuring costs could impact our profitability.

The legal concept of limited liability for loss or damage of goods we carry is increasingly being challenged and this may result in increased exposure to claims.
We transport goods under the conditions of the international conventions in respect of the carriage of goods by air (the Warsaw Convention) and by road (the CMR Conventions). These conventions contain provisions that limit our liability in the event that we lose or damage shipments belonging to our customers. In the past this principle was generally accepted as normal business practice, but in recent years the courts and regulators in an increasing number of jurisdictions are more sympathetic to allegations of “gross negligence” or “lack of due care”, thereby setting aside the principles of limited liability. This trend exposes us to more and increased loss and damage claims. Furthermore, a number of major customers are no longer prepared to accept these established limits of liability and these factors, together with the increased value of the goods we carry, have resulted in a significant increase in our financial exposure to claims. If this trend continues, it could adversely affect our profitability.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 10	|	RISK FACTORS	82

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

Our ongoing taxation investigations and analyses may end in material additional liabilities that could adversely affect our financial position, results and cashflows.
In early 2004 our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK tax authorities and to our independent auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In August 2004 we submitted a report to the UK tax authorities pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK tax authorities. In the first quarter of 2005 we reached a settlement with the UK tax authorities in relation to those matters without any further negative impact on our tax position in 2005.

As previously disclosed, since August 2004, we have been preparing an addendum to our original report to the UK tax authorities that cover UK tax matters that were not the subject of the original investigation. In 2006 we submitted a substantially advanced draft of available information and related tax conclusions required by the UK tax authorities and started discussions with them on these tax matters.

The major issue being discussed with the UK tax authorities concerns whether some of our non-UK subsidiaries might have been resident in the United Kingdom prior to the acquisition of TNT Limited in December 1996 and, if so, whether capital gains tax would have been due if the tax residency of those subsidiaries later moved to another European country.
After having investigated the matter we are of the opinion that the relevant subsidiaries were never UK resident But even if they were seen to be UK resident, we believe that the imposition of such a capital gains tax would be impermissibly discriminatory under EU law. Our opinion has been and is supported by strong external specialist advice.

We have been in discussion with the UK tax authority to come to an agreement on these issues. While to date no assessments relating to the item under discussion have been raised, the UK tax authority will issue initial assessments, as we understand it, as a matter of procedure, before they and we can effectively continue to seek an agreed solution. TNT will appeal against the initial assessments. The amounts raised in such initial assessments could exceed the realistic range of our estimated total contingent liability as disclosed below. It is customary in the UK with respect to such initial assessments that the actual obligation for payment will be deferred during the litigation and appeal period until either an agreement is reached or a final assessment is raised. On the basis of our ongoing discussions with the UK tax authorities and the strength of our position, we currently expect either these matters to be settled in 2007 or if necessary litigation to be commenced.

We currently believe that it is unlikely that we will incur an additional liability related to the above matters beyond what we have accrued to date.

We disclosed in our 2005 annual report an estimate of a realistic range to reflect our total contingent liability, including potential penalties and interest, of €150 - €550 million, based on a probability-weighted assessment of our estimated total theoretical liability. In April 2006 we disclosed that we reduced the range to €100 - €250 million which we continue to believe to be the realistic range to reflect our contingent liability. This range represents some 25-30% of the non-probability weighted estimated theoretical maximum liability - in the highly unrealistic scenario where all of our tax positions under investigation or analysis were successfully challenged, any expected initial assessments were unsuccessfully challenged by us, we and all relevant tax authorities were unable to reach any settlement whatsoever, and all of our positions were rejected by all relevant courts. We believe this is highly unlikely.

Our estimate involves a series of complex judgments about past and future events and relies on estimates and assumptions. Although we believe that the estimates and assumptions supporting our positions are reasonable and are supported by external advice, our ultimate liability in connection with these matters will depend upon the assessments raised, the result of any negotiations with the relevant tax authorities and the outcome of any related litigation.
If the actual taxes, penalties and interest imposed exceed the amounts we have accrued, it could adversely affect our financial position, results and cash flows.

Our restructurings of operations and other measures we take to reduce costs, including forced lay-offs, may not achieve the results we intend and may adversely affect our revenues and profitability.
From time to time we restructure, redesign or integrate various aspects of our operations in an effort to achieve cost savings, flexibility and other efficiencies. Our restructuring of operations and other cost reducing measures may not achieve the results we intend and may invoke restructuring and other costs and changes to our business that adversely affect our revenues and profitability. New initiatives as described in our Masterplans may require forced lay-offs. If we are not able to reach agreement with Unions on these Masterplans, our profitability could suffer due to delays in or not reaching planned savings.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

83	RISK FACTORS	|	CHAPTER 10

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
Our regular review of the carrying value of our assets (including our intangible, tangible and financial fixed assets) has resulted, from time to time, in significant impairments, and we may in the future be required to recognise additional impairment charges. Events in the markets where we conduct our businesses, including significant declines in stock prices, market capitalisations and credit ratings of market participants, as well as our ongoing review and refinement of our business plans, have resulted and may result in further substantial impairment write-downs of our intangible or other assets at any time in the future.

In addition, we have been and may be required in the future to recognise increased depreciation and amortisation charges if we determine that the useful lives of our fixed assets are shorter than we originally expected. Such changes would have the effect of reducing our net income.

Increased security and anti-terrorism requirements could impose substantial costs on us, especially at TNT Express.
As a result of increased concerns about global terrorism and aviation security, governments and airline operators around the world are adopting or are considering adopting stricter security requirements that will increase operating costs for businesses, including those in the transportation industry. For example, in October 2006 the European Union adopted new rules enhancing many of the security requirements for air cargo on both passenger and all-cargo aircraft. We cannot fully determine the effect that these new rules or changed policies will have on our cost structure or our operating results. It is reasonably possible, however, that these rules or other future security requirements for air cargo carriers could impose material costs on us.

We face risks related to health epidemics and other outbreaks of contagious diseases, including Pandemic Influenza, avian influenza, or avian flu, and SARS.
Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. Since 2005 the World Health Organisation and other health monitoring bodies have reported outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, Indonesia, Thailand and other South East Asian countries, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include our ability to ship consignments or otherwise make deliveries of products originating in China, as well as temporary closure of our offices or other facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not yet adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 10	|	RISK FACTORS	84

Our operations and earnings are subject to risks related to the impact of climate change.
We believe that concern about climate change will lead to government action that will require us to further manage emissions from our ground and air fleet. As such, there is a risk to future operations and a compliance risk for existing facilities and our fleet, if we are not able to demonstrate adequate emissions management. Realisation of these risks could have an adverse impact on our operational performance and financial position.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

OTHER FINANCIAL INFORMATION ON THE COMPANY	|	CHAPTER 11

“	Because I try to lead by example, people are willing to work hard for me.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 11	|	OTHER FINANCIAL INFORMATION ON THE COMPANY

TNT EXPRESS UK

Jon has something of a complex character. When you first meet him, he is extremely polite and reserved, even a little shy. It makes you wonder how he manages to lead a team of 20 people. Then, if you happen to be in his vicinity when he receives a problem phone call from work, it all becomes clear. Out of the blue, he reveals another side of the English character – the bulldog. Hard as nails, he’ll fight until he gets what he wants. Maybe that’s why he was able to deal with a situation none of us would wish upon our worst enemies. Driving to a customer in July 2005, Jon found himself in the immediate vicinity of the worst terrorist attack ever to hit London. Instead of heading straight home like many of us would have done, Jon continued and completed his work for the day, coordinating the collection of cheques and internal mail for The Royal Bank of Scotland’s 250 London branches. He still talks about it as if it was nothing. Typically English.

Jon: “Sure it was scary. The whole mobile phone network went down immediately so I didn’t know where my friends and family were. But then we had our job to do. We had to get to the bank’s branches. After assessing the number of drivers available, the first thing to do was to devise and coordinate an emergency plan. The first problem was the fact that many of the roads were cordoned off. We used motorbikes to make one collection at the end of the day from every branch. The cheques were consolidated and trunked to two alternative clearing houses - one 50 miles away. While one group of drivers manned the trunk runs, the others set out across the city to make the collections. In the end, we managed to reach all but four of the branches. For those four, we tried to explain to the police what we had to do but they weren’t having any of it.”

“Throughout the day, I was in touch via my hotel phone with people from the bank, including some that I didn’t know. Turns out they were Senior Directors who were worried that their customers would be dissatisfied. I think they might have understood if we had told them that we were unable to collect their cheques that day, but the team worked hard, under tough conditions. In the end, there was a tense instance at around 9:20 p.m. before we received a phone call saying that everything got through. That was a good moment. I am told that RBS still talks about it with their customers. Yes, I’m pretty sure they’re impressed with what we did for them that day!”

JON STOCKTON
TNT Express UK, Contract General Manager Royal Bank of Scotland Contract, 34 years old, married, 3 children

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

85	CHAPTER 11

OTHER

FINANCIAL

INFORMATION

ON THE

COMPANY

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 11	|	OTHER FINANCIAL INFORMATION ON THE COMPANY	86

This chapter provides some other financial information on the company, in addition to the information set out in chapter 12, in particular with regard to cash flow, liquidity, capital resources and critical accounting policies.

On 6 December 2005 we announced a strategy to focus on our core competency of providing delivery services by expertly managing delivery networks and our intention of selling the logistics business. On 23 August 2006 we announced that we have signed a Sale and Purchase Agreement on the sale of the logistics business. On 4 November 2006 we completed the sale of the logistics division to affiliates of Apollo Management L.P. On 30 October 2006 we announced the decision to divest our freight management business. On 16 November 2006 we signed a Sale and Purchase Agreement to sell our freight management business unit to the French logistics service provider Geodis SA. On 5 February 2007 we completed the sale.

We refer to Note 8 of our consolidated financial statements for further information on the sale of logistics and freight management.

Our logistics division was reported as discontinued operations/ assets held for sale as at 31 December 2005. In our statement of income for 2006, 2005 and 2004 we have presented the net result of our discontinued logistics business on a separate line ‘Profit/(loss) from discontinued operations’.

Our freight management business is also reported as discontinued operations/assets held for sale. Consequently, in our statement of income for 2006, 2005 and 2004 we have presented the net result of our discontinued freight management business on a separate line ‘Profit/(loss) from discontinued operations’. We have restated the comparative figures for the 2005 and 2004 statements of income and cash flow to reflect the presentation of the freight management business as a discontinued operation.

FINANCIAL CONDITION

	Year ended and position at 31 December

	2006	2006	2005	2004

	US$	€	€	€

BALANCE SHEETS

Non-current assets	4,985	3,777	3,663	5,070

Current assets	2,800	2,122	2,355	3,159

Assets held for sale	540	409	2,378

Total assets	8,325	6,308	8,396	8,229

Equity	2,650	2,008	3,279	3,344

Non-current liabilities	2,127	1,612	1,608	2,221

Current liabilities	3,355	2,542	2,279	2,664

Liabilities related to assets classified as held for sale	193	146	1,230

Total liabilities and equity	8,325	6,308	8,396	8,229

Net return on equity [1] (%)	33.4	33.4	22.9	22.5

Equity as % of total liabilities and equity	31.8	31.8	39.1	40.6

CASH FLOW STATEMENTS CONTINUING OPERATIONS

Net cash from operating activities	1,131	857	969	690

Net cash used in investing activities	1,409	1,068	(262)	(266)

Net cash used in financing activities	(2,840)	(2,152)	(768)	(298)

Changes in cash and cash equivalents	(300)	(227)	(61)	126

CASH FLOW STATEMENTS DISCONTINUED OPERATIONS

Net cash from operating activities	(83)	(63)	43	268

Net cash used in investing activities	(40)	(30)	(22)	(24)

Net cash used in financing activities	48	36	8	(202)

Changes in cash and cash equivalents	(75)	(57)	29	42

(in millions, except percentages)
1 The profit attributable to the equity holders of the parent as a percentage of the total equity.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

87	OTHER FINANCIAL INFORMATION ON THE COMPANY	|	CHAPTER 11

CASH FLOW DATA

Cash and cash equivalents (excluding discontinued operations) totalled €297 million at 31 December 2006 (€559 million 31 December 2005). For more detailed information on cash flows from discontinued operations we refer to chapter 5. The following table provides a summary of cash flows from continuing operations for the past three years:

	Year ended at 31 December

	2006	2006	2005	2004

	US$	€	€	€

NET CASH FROM OPERATING ACTIVITIES

Cash generated from operations	1,766	1,338	1,174	1,178

Interest paid	(263)	(199)	(80)	(85)

Income taxes paid	(372)	(282)	(125)	(403)

NET CASH USED IN INVESTING ACTIVITIES

Net cash used for acquisitions and disposals	1,657	1,256	(50)	(206)

Net cash used for capital investments and disposals	(413)	(313)	(265)	(260)

Net cash used for other investing activities	165	125	53	200

NET CASH USED IN FINANCING ACTIVITIES

Net cash used for dividends and other changes in equity	(2,609)	(1,977)	(725)	(385)

Net cash from debt financing activities	(231)	(175)	(43)	87

CHANGES IN CASH AND CASH EQUIVALENTS	(300)	(227)	(61)	126

(in millions, except percentages)

NET CASH FROM OPERATING ACTIVITIES
2006
The net cash from operating activities decreased by €112 million from €969 million in 2005 to €857 million in 2006. After correction of the gross up in 2006 of interest paid by €89 million, due to a new set up of our cash pool structure and fully offset by the same amount of interest received, and correction of the repayment of €162 million of taxes in 2005 relating to previous years, the net cash from operating activities would have increased by €139 million compared to 2005.

The increased cash generated from operations reflects an improved profit before income taxes of €77 million compared to 2005. In 2006 profit before income taxes contributed €1,223 million and €1,541 million if adjusted for the non-cash impact of depreciation, amortisation and impairments, an increase of €92 million or 6.3% compared to 2005 (€1,449 million).

The changes in pension liabilities of €110 million (2005: 121; 2004: 256) reflects the total non-cash charges for the defined benefit pension schemes of €120 million, lowered by our total cash contributions of €230 million to various pension funds. The majority of the cash contributions are for our Dutch employees who fall under our collective labour agreement. Of the total cash contribution an amount of €107 million is for pensions which fall under the transitional plan of our Dutch collective labour agreement and which are directly paid by TNT (see note 10 to our consolidated financial statements). In total the cash contributions are €34 million lower than last year, mainly due to €59 million lower contributions as prescribed by the minimum funding requirements of DNB, and a reduced number of eligible employees.

In 2006 the ‘other provisions’ increased as a consequence of a higher provision for claims and indemnities compared to last year of €64 million. This reflects amongst others the disposal of various businesses.

In 2006 the net working capital increased by €90 million compared to an increase of €178 million in 2005. The increase is mainly a result of organic growth and acquisitions. The movements in net working capital cannot be directly reconciled to the balance sheet as a consequence of the treatment of the logistics business as a discontinued operation as at the end of 2005 and the freight management business as at 31 December 2006.

The total cash out flow for interest paid in 2006 is €199 million. In 2006 interest paid increased by €89 million, due to new cash pool structure. This largely explains the variance in interest paid compared to 2005. Interest paid also includes interest on our long term borrowings of €53 million, interest payments of €25 million relating to an increase of short term debt, realised hedge costs on foreign exchange hedges of €17 million and interest paid on taxes of €7 million.

Interest and similar expenses in the statements of income amounted to €246 million. The difference with the interest paid can be explained mainly by interest expense of €21 million relating to our discontinued logistics and freight management business (included in financing relating to our discontinued operations) an increased accrual for interest related to late tax payments of €14 million and interest expenses relating to fair value adjustments on hedges of 9 million.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 11	|	OTHER FINANCIAL INFORMATION ON THE COMPANY	88

The cash outflow of the total tax payments amounted to €282 million (2005: 125; 2004: 403).The net amount of income taxes paid in 2005 includes €162 million repayments by the Dutch tax authority of taxes over previous years after it was concluded that preliminary payments were too high.

2005
In 2005 net cash provided by operating activities was €969 million, which is an increase of 40.4 % compared to 2004 (€690 million).

Profit before income taxes contributed €1,146 million, or €1,449 million if adjusted for the non-cash impact of depreciation, amortisation and impairments, an increase of €61 million or 4.4% compared to 2004 (€1,388 million).

The changes in pension liabilities of €122 million reflect the total non-cash charges for the defined benefit pension schemes of €141 million, lowered by our total cash contributions of €165 million to various pension funds, the majority of which for our Dutch employees, who fall under our collective labour agreement, plus our cash contributions of €98 million for pensions, which fall under the transitional plan of our Dutch collective labour agreement and which are directly paid by TNT (see note 10 to our consolidated financial statements). In total the cash contributions are €169 million lower than last year, mainly due to contributions of €142 million related to the Personal Senior Arrangement in 2004 and due to €32 million lower contributions as prescribed by the minimum funding requirements of DNB, which amounted to €59 million in 2005.

The non-cash impact of €52 million from other provisions included provisions related to employee benefits mainly in express, provisions taken for the uninsured part of the damage caused by major fires in three different warehouses in the United States, Spain and the United Kingdom, increased provisions for employer liability in the United Kingdom and reorganisation provisions, mainly in mail.

Working capital increased by €178 million in 2005, compared to a decrease of €15 million in 2004. Most of the increase of the accounts receivable position related to an increase of trade receivables by €143 million due to a combination of additional revenue and increased debtor days. Trade payables negatively impacted the cash flow by €85 million as a result of a decrease of creditor days compared to last year. Other current liabilities increased by €54 million, including higher accruals for subcontractors and claims.

Interest and similar expenses in the statements of income amounted to €117 million, including non-cash hedge results of €21 million. The cash outflow for interest paid totalled €80 million.

Income taxes paid was €125 million. The net amount of income taxes paid included €162 million repayments by the Dutch tax authority of taxes over previous years after it was concluded that preliminary payments were too high and due to a decrease of the Dutch statutory tax rate from 34.5% in 2004 to 31.5% in 2005.

2004
In 2004, net cash provided by operating activities was €690 million.

Profit before income taxes contributed €1,092 million, or €1,388 million if adjusted for the non-cash impact of depreciation, amortisation and impairments.

The changes in pension liabilities of €256 million reflect the total non-cash charges for the defined benefit pension schemes of €89 million, the non-cash costs related to the Personal Senior Arrangement of €87 million and total cash payments of €432 million. Cash contributions to various pension funds, the majority of which are for our Dutch employees who fall under our collective labour agreement, and the pension plan payments, which fall under the transitional plan, totalled €290 million, of which €91 million was contributed as prescribed by the minimum funding requirements of DNB. The remaining cash contribution of €142 million related to the Personal Senior Arrangement.

The non-cash impact of €13 million from other provisions was primarily the result of additions, which were partly offset by releases and withdrawals.

Working capital decreased by €15 million in 2004. The favourable movements of inventory, other current assets, trade payables and other current liabilities were partly offset by an increase of accounts receivable, due to an increase of trade receivables of €38 million.

The cash outflow for interest paid totalled €85 million. Income taxes paid was €403 million.

NET CASH USED IN INVESTING ACTIVITIES

2006
In 2006, the total payments net of cash for acquisitions of group companies amounted to €89 million. Most acquisitions took place in our express division (€58 million), the largest being ARC India Private Ltd., India (€32 million), TG Plus Transcamer Gomez S.A.U., Spain (€22 million) and ISH Nocni Express, Czech Republic (€3 million). Mail acquired for a total amount of €31 million, mainly related to PostCon Deutschland GmbH, Germany (€12 million), CBS City Briefservice GmbH, Germany (€4 million), Mail Express GmbH, Germany (€3 million), Ridas Sicherheits- und Handelsgesellschaft m.b.H, Germany (€3 million), TWM Italia Srl., Italy (€2 million) and Turbo P.O.S.T. GmbH, Germany (€1million) (we also refer to note 28 of our Consolidated financial statements).

The investments in associated companies primarily related to additional capital contributions in Logispring Investment Fund Holding B.V. and amounted to €20 million.

On 4 November 2006, we completed the sale of the majority of our logistics division to Louis Topco Limited, a company formed and managed by Apollo Management International L.P. The proceeds from the transaction amount to €1,335 million.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

89	OTHER FINANCIAL INFORMATION ON THE COMPANY	|	CHAPTER 11

Furthermore, the following investments have been sold during 2006:
•	100% of the outstanding shares in Cendris Document Management B.V. (€19 million),
•	100% of the outstanding shares in ID Company Fashion B.V. (€8 million),
•	our 50% shareholding in Mailprofs Employment B.V. (€2 million) and
•	other disposals for an amount of €1 million.

In 2006, capital expenditures on property, plant and equipment amounted to €277 million (2005: 230; 2004: 217). Of this amount, €200 million (2005: 140; 2004: 136) related to the express business, €74 million (2005: 80; 2004: 75) related to mail, and €3 million (2005: 10 ; 2004: 6) to non-allocated. The capital expenditures on intangible assets of €103 million (2005: 80; 2004: 59) mostly related to software. In 2006, net capital expenditures were funded primarily by cash generated from operations.

Proceeds from the sale of property, plant and equipment in 2006 totalled €65 million (2005: 43; 2004: 14), which mainly related to the sale of several buildings from TNT Real Estate B.V. and TNT Real Estate Development B.V.(€44 million). In 2005 the proceeds from the sale of property, plant and equipment related to several buildings from TNT Real Estate B.V. and TNT Real Estate Development B.V. (€23 million) and buildings and equipment from the joint venture Postkantoren B.V. (€7 million) in the mail segment and equipment in our express operations in the United Kingdom (€4 million).

Proceeds from the disposal of intangible assets in 2006 amounted to €2 million (2005: 2; 2004: 2).

In 2006 interest received amounted to €111 million of which €89 million is due to new cash pool structure. This largely explains the variance in interest received compared to 2005. Interest received also includes interest on short term deposits and bank balances of €12 million and realised hedge income on foreign exchange hedges of €6 million.

Interest and similar income in the statements of income amounted to €199 million. The total cash in flow for interest received is €111 million. The difference between interest income and interest received can be mainly explained by interest income of €74 million relating to our discontinued logistics and freight management business (included in financing relating to our discontinued operations) and interest income relating to fair value adjustments on hedges of €9 million, also not having a cash effect.

2005
In 2005, the total payments for acquisitions of group companies amounted to €35 million and no cash was acquired as part of the total acquisitions. Most acquisitions took place in our mail division (€30 million), the largest being Euro Mail B.V. (€18 million), the remaining shares in Circular Distributors (€6 million) and Rheinkurier GmbH (€3 million). Express acquired for a total amount of €5 million, mainly related to Door-to-Door d.o.o. and Asinus d.o.o. and the remaining share of our business in Israel. During 2005 all proceeds or payments related to acquisitions were in cash. The investments in associated companies primarily related to additional capital contributions in one of our associates and amounted to €13 million.

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

The net cash generated by other investing activities included €16 million mainly attributable to settling net balances relating to our disposal of Global Collect B.V. Interest and similar income amounted to €117 million of which €75 million was related to non-cash interest from our discontinued logistics business. The cash inflow for interest received totalled €40 million. No dividends were received during 2005.

In 2005, capital expenditures on property, plant and equipment amounted to €230 million (2004: 217). Of this amount €80 million (2004: 75) related to mail, €140 million (2004: 136) to express and €10 million (2004: 6) to non-allocated. The capital expenditures on intangible assets of €80 million (2004: 59) mostly related to software. In 2005, capital expenditures were funded primarily by cash generated from operations.

Proceeds from the sale of property, plant and equipment in 2005 totalled €43 million (2004: 14), which mainly related to several buildings from TNT Real Estate B.V. and TNT Real Estate Development B.V. (€23 million) and buildings and equipment from the joint venture Postkantoren B.V. (€7 million) in the mail segment and equipment in our Express operations in the United Kingdom (€4 million).

The net cash generated by other investing activities totalled €16 million (2004: 165) and is mainly attributable to settling net balances relating to our disposal of Global Collect B.V. Interest and similar income amounted to €117 million (of which €72 million was related to our discontinued logistics business), the cash inflow for interest received totalled €40 million. No dividends were received during 2005.

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

In 2004, capital expenditures on property, plant and equipment amounted to €217 million. Of this amount €75 million related to mail and €136 million to express. The capital expenditures on intangible assets of €59 million mainly related to software.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 11	|	OTHER FINANCIAL INFORMATION ON THE COMPANY	90

The net cash generated by other investing activities included €165 million, of which €160 million was attributable to the settlement of a $435 million cross currency interest rate swap, which provided a hedge against US dollar denominated assets. In 2004 interest received amounted to €33 million and no dividends were received.

NET CASH USED IN FINANCING ACTIVITIES

2006
Under our share buy back programme announced on 6 December 2005 we purchased 27.8 million of our ordinary shares in 2006 for an amount of €769 million. An additional payment of €17 million was made for shares being purchased during the last three business days of 2005. Under our share buy back programme announced on 6 November 2006 we purchased 27.6 million of our ordinary shares (of which 18.2 million shares were bought from the State of the Netherlands) for a total amount of €887 million, of which €881 million was paid in 2006. The remaining amount was paid in 2007.

Additional to the share buy back programs above, an additional outflow of €79 million occurred relating to the purchase of 2,700,000 ordinary shares to cover our obligations under the existing management option plans and share grants.

A final cash dividend over 2005, amounting to €173 million or €0.41 per ordinary share and a cash interim dividend for 2006 of €109 million or €0.26 per ordinary share were paid in 2006.

TNT received cash payments of €52 million (2005: 16) for the exercise of employee stock options in 2006. The increase results from the accelerated vesting of logistics participants and an increase in the number of regular exercises.

The total repayments relating to long term borrowing of €53 million (2005: 2; 2004: 16) related mainly to repayments of bank loans. The scheduled payments on aircraft leases and other leases amount to €10 million (2005: 4 million; 2004: 9 million).

Movements in short term liabilities resulted in a net cash inflow of €162 million (2005 (outflow): 50; (outflow) 2004: 37). The total repayments to short term borrowings mainly relates tot the repayment of the bilateral bullet loan agreement maturing in 2006 of €129 million, to a decrease of bank overdrafts of €32 million and to repayments on short term leases of €4 million (2005: 47, 2004: 0) offset by a cash inflow relating to short term liabilities of €328 million (2005: 14; 2004: 8), of which €287 million relates to our commercial paper program and €41 million to an increase of bank facilities.

The net cash out flow used in financing our discontinued logistics and freight management businesses amounted to €276 million (2005 outflow: 21; 2004 inflow: 135). This mainly relates to the repayment of €215 million of the Canadian dollar denominated, syndicated facility that was signed in May 2001 before completion of the sale of our logistics business to Apollo.

2005
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

Movements in long term borrowings resulted in a net cash inflow of €26 million. The total proceeds from long term borrowing of €34 million consist mainly of a €14 million additional issuance of the 3.875% 2015 Eurobond, a €13 million increase in bank loans, and a €6 million income from finance leases. A total of €6 million of repayments to long term borrowings related, amongst others, to a €4 million scheduled payment on aircraft leases and other leases, and to a €2 million repayment of bank loans.

Movements in short term liabilities resulted in a net cash outflow of €50 million. The total repayments to short term borrowings mainly related to repayments on aircraft leases and other leases of €47 million and to a cash outflow of €20 million regarding hedge transactions, partly offset by a cash inflow relating to short term liabilities of €14 million.

A final cash dividend over 2004, amounting to €168 million or €0.37 per ordinary share and a cash interim dividend for 2005 of €100 million or €0.22 per ordinary share were paid in 2005. The final dividend for 2005 of €0.41 per share resulted in an aggregate €173 million payment made in April 2006.

In 2005 the net cash flow used in financing our discontinued operations amounted to €21 million.

2004
In 2004, €151 million was paid as consideration for the repurchase of 7.6 million shares from the State of the Netherlands. An amount of €3 million was received as a result of the exercise of options and share grants.

Movements in long term borrowings resulted in a net cash outflow of €11 million. The acquired long term liabilities of €14 million include €9 million of finance leases and €5 million of interest bearing liabilities. A total of €25 million in repayments of long term liabilities related, amongst others, to scheduled repayments on aircraft leases and other leases of €9 million and to various other movements in non-interest bearing liabilities.

The cash outflow relating to short term financing of €37 million includes €8 million regarding hedge transactions and various other repayments of loans within our express and mail divisions.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

91	OTHER FINANCIAL INFORMATION ON THE COMPANY	|	CHAPTER 11

A final cash dividend for 2003, amounting to €142 million, and a cash interim dividend for 2004 of €95 million were paid in 2004. The final dividend for 2004 of €0.37 per share resulted in an aggregate €168 million payment made in April 2005.

In 2004 the net cash flow generated from financing of discontinued operations amounted to €135 million.

DETAILED INFORMATION ON CAPITAL EXPENDITURES AND PROCEEDS

	Year ended at 31 December

	2006	2006	2005	2004

	US$	€	€	€

Property, plant and equipment	366	277	230	217

Other intangible assets	136	103	80	59

Total capital expenditures	502	380	310	276

Proceeds from sale of property, plant and equipment	86	65	43	14

Disposals of other intangible assets	3	2	2	2

Total proceeds	89	67	45	16

Net cash used for capital expenditures and proceeds	413	313	265	260

(in millions)

Our capital expenditure on property, plant and equipment and other intangible assets by segment for the years 2006, 2005 and 2004 was as follows:

	Year ended at 31 December

	2006	2006	2005	2004

	US$	€	€	€

Express	347	263	194	172

Mail	145	110	102	98

Non-allocated	10	7	14	6

Total capital expenditures	502	380	310	276

(in millions)

The capital expenditures shown in the above table are excluding the new finance leases, as they do not lead to cash flows. The finance leases consisted of the acquisition of the first Boeing 747-400 ERF (€110 million) and €30 million of other finance leases.

EXPRESS
2006
Capital expenditure on property, plant and equipment and other intangible assets by our express business totalled €263 million in 2006, which was an increase of 36% compared to 2005.

During 2006, capital expenditures on other intangible assets totalled €63 million and related primarily to the enhancements to our international shared systems and development of the financial systems (back office) software (€14 million).

Some of the larger express capital expenditures in 2006 included replacement of assets at UK Fashion warehouse (€41 million), replacement depots and vehicles in the United Kingdom (€40 million), Air and Road hub investments in the European Network (€8 million) and the new Italian hub in Piacenza (€7 million).

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

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 11	|	OTHER FINANCIAL INFORMATION ON THE COMPANY	92

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

MAIL
2006
Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled €110 million in 2006, which was an increase of 8% compared to 2005. The main capital expenditures in 2006 related to machinery & equipment (€41 million), IT (€46 million) and housing (€13 million). The remaining €20 million of capital expenditure is related to various smaller projects.
Significant investments were made in trucks & trailers (€12 million) and in sequence sorting machines and sequence sorting software in the Netherlands (€8 million) and elsewhere in Europe (€5 million).

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

2004
Capital expenditure on property, plant and equipment and other intangible assets by our mail division totalled €98 million in 2004. The main capital expenditures in 2004 related to machinery (€22 million), software (€19 million), hardware (€12 million) and housing (€11 million). The remaining €34 million of capital expenditure related to various smaller projects.
Significant investments were made in the sorting process, with a total amount of €23 million invested in sequence sorting machines and sequence sorting software and €6 million invested in tray cart unloaders.

LIQUIDITY AND CAPITAL RESOURCES

The company’s capital resources include funds provided by our operating activities and capital raised in the financial markets. As regards the former, the company generates strong cash flows from operating activities of €857 million in 2006 (2005: €969 million: 2004: €690 million). As with any global organisation, these operating cash flows are affected by economic and business trends. A significant portion of our operating cash flows are derived from our mail division, particularly from operations in the Netherlands. Amongst other factors, the impact of electronic substitution on mail volumes, postal regulations in the Netherlands and the pace of postal liberalisation in Europe continue to affect those cash flows, although it is not possible to predict what the long term cash flow effects will be.

Although cash requirements for capital expenditure fluctuate from year to year, depending on the extent of strategic capital projects, they have been well covered by operating cash flows. Specifically, the ratio of cash from operating activities to net capital expenditure was 2.7 in 2006, 3.7 in 2005 and 2.7 in 2004. This ratio is calculated as follows: net cash provided by operating activities divided by the sum of capital expenditure on other intangible assets, disposals of other intangible assets, capital expenditure on property, plant and equipment and disposals of property, plant and equipment, all as stated in our consolidated cash flow statements. We expect these operating cash flows to continue to cover our capital expenditure requirements in the foreseeable future. We believe our working capital generates sufficient liquidity to cover our requirements.

For any acquisitions or buy back of shares that exceed the company’s immediate cash resources, the company would seek to raise capital in the financial markets by means of bank borrowings and private or publicly traded debt. For very substantial transactions, if required we would also consider issuing equity in order to maintain an investment grade around BBB+. Given the strength of our financial position, credit ratings, and bank relationships, we do not foresee an inability to access a wide range of capital markets including equity, public debt, private debt and bank borrowing. We monitor and manage key financial ratios that are consistent with a strong credit rating. There are no aspects of our current capital structure that we believe would trigger a material increase in the cost of our debt or access to capital markets.

For details on the interest rates charged on our more significant long term loans as well as the maturity of our long term loans and commitments, see notes 13 and 29 to our consolidated financial statements.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

93	OTHER FINANCIAL INFORMATION ON THE COMPANY	|	CHAPTER 11

We do not hold or issue financial instruments for trading purposes, nor do we allow our subsidiaries to do so. For details on our use of financial derivatives for hedging purposes, see notes 3, 6, 13 and 14 to our consolidated financial statements.

Off-balance sheet items
Other than guarantees and other similar arrangements that could be considered off-balance sheet and that are disclosed in this annual report, we have no off-balance arrangements.

CASH AND NET DEBT
Cash
At 31 December 2006, our total cash position amounted to € 297 million. Included in the €297 million of total cash was €74 million of restricted cash (2005: 140) held mainly by joint ventures and our insurance captives. The cash held in joint ventures is considered to be restricted by virtue of the fact that we require the agreement of our joint venture partners before we are able to access this cash. Our total cash position was primarily denominated in euro.

Eurobond
The fair value of long term interest bearing debt, net of current portion, has been estimated by calculating the discounted value of the loan portfolio using an estimated yield curve, appropriate for the contract terms in effect at the end of the year. The carrying amounts of current portion of long term debt approximate their fair value.

In 2001, TNT N.V. issued a €1 billion 5.125% Eurobond 2008. In 2005 €354 million of the €1 billion 5.125% Eurobond 2008 was exchanged for €386 million of a new 10-year 3.875% Eurobond 2015. At the time of the exchange, the 2015 bond was increased with an additional €14 million to an outstanding total amount of €400 million. After the exchange the nominal value of the 5.125% Eurobond is €646 million, and the nominal value of the 3.875% Eurobond amounts to €400 million.

The total €1,046 million (2005: 1,046) of Eurobonds is measured at amortised cost of €1,015 million (2005: 1,011). A fair value adjustment of positive €11 million (2005: 2) has been reflected in the amortised cost value to adjust the amortised cost value to the carrying amount of €1,004 million (2005: 1,009).

Finance leases
Total debt on finance leases consist of financial lease contracts on buildings (depots), trucks and airplanes. The net market value of the long term portion of these leases amounted to €143 million.

Interest rate swaps
TNT has €500 million (2005: 500) of interest rate swaps outstanding for which we receive fixed interest and pay floating interest. These interest rate swaps act as a hedge against the fair value interest rate risk of our 5.125% December 2008 Eurobond. The market value of these instruments amounted to negative €11 million as at 31 December 2006 (2005: -2).

In December 2004, we entered into €500 million of forward starting interest rate swaps whereby we will receive floating interest and pay fixed interest. These flows of interest exchanges under the forward starting interest rate swaps will start per December 2008 and will end in June 2015. Due to the June 2005 exchange for the new 3.875% 2015 Eurobond, we have decided to unwind €400 million of outstanding forward starting interest rate swaps whereby we paid the market value of €12 million. Because the forward starting interest rate swap has been designated as a cash flow hedge, the market value will stay in equity until December 2008 and will be straight-line amortised to income until December 2015.The nominal value of the remaining forward starting interest rate swap agreed upon in December 2004 and starting per December 2008 amounts to €100 million.

In June 2006, we entered into another €500 million of forward starting interest rate swaps whereby we will receive floating interest and pay fixed interest. These flows of interest exchanges under the forward starting interest rate swaps will start per December 2008 and will end in June 2015.

The market value of the above mentioned long term outstanding forward starting interest rate swaps totaling €600 million, amounts to €8 million as at 31 December 2006 (2005: 5). As all forward starting swaps have been designated as cash flow hedges, the market value movements have been included in equity.

In 2006 we entered into $445 million of (forward starting) interest rate swaps whereby we will receive floating interest and pay fixed interest. These interest rate swaps act as a hedge against the cash flow interest rate risk of future lease terms with respect to the new acquired Boeing 747’s. In December 2006 a $152 million forward starting interest rate swap was unwound whereby we paid the market value of €5 million. Because the swap has been designated as a cash flow hedge, the market value will remain in equity and will be straight-line amortised to income over the lease term of the related Boeing 747.

The market value of the remaining $293 million (forward starting) interest rate swaps amounted to net €3 million negative as at 31 December 2006. The fair value of the swaps is being classified under other financial fixed assets €1 million and other current liabilities €4 million. As the swaps have been designated as cash flow hedges, the market value movements have been included in equity.

CREDIT FACILITIES
At 31 December 2006 TNT had the following committed facilities:
•	Multicurrency Revolving Facility of €1,000 million;
•	Multicurrency Revolving Facility of €600 million.

At 31 December 2006, our long term credit ratings were A-(negative outlook) by Standard & Poor’s and A3 (stable outlook) by Moody’s.

CASH OBLIGATIONS
At 31 December 2006, our gross interest bearing borrowings, including finance lease obligations, totalled €1,566 million (2005: 1,284), of which 92% (2005: 94%) was at fixed rates of interest and €1,183 million (2005: 1,071) represented long term debt. We had operating lease commitments of €909 million (2005: 1,251).

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 11	|	OTHER FINANCIAL INFORMATION ON THE COMPANY	94

The following table shows the maturity of these amounts:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Total interest bearing borrowings	1,566	383	674	29	480

Rent and operating lease commitments	909	222	345	167	175

Total contractual cash obligations	2,475	605	1,019	196	655

(in € millions)

GUARANTEES

Total guarantees at 31 December 2006 were €348 million (2005: 267; 2004: 350). Of these guarantees, TNT issued corporate guarantees up to the amount of €183 million (2005: 99; 2004: 164). Banks and other financial institutions issued guarantees up to the amount of €165 million (2005: 147; 2004: 127). The obligations under the bank guarantees have been secured by our company or its subsidiaries.

Of the amount of €348 million, financial guarantees amounted to €211 million (2005: 191) and were mainly issued in connection with our obligations under lease contracts, custom duty deferment, airline cargo services, credit lines and insurance contracts. Operating guarantees amounted to €137 million (2005: 76) and were mainly issued in connection with mailing and other service performance contracts.

AMOUNTS OF COMMITMENTS EXPIRATION BY PERIOD
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Guarantees	348	134	7	25	182

(in € millions)

CONTINGENCIES

OPERATING LEASE COMMITMENTS
Our total operating lease commitments at the end of the year were €909 million (2005: 1,251). The total commitments as at 31 December 2006 relating to capital expenditure were €150 million (2005: 16).

SHARE BUY BACK
Under the €1,000 million repurchase programme, announced on 6 November 2006 (also refer to note 9), we purchased shares for a total amount of €113 million after 31 December 2006. As at 23 January 2007, we have completed this repurchase programme.

UNCONDITIONAL PURCHASE COMMITMENTS
At 31 December 2006 we had unconditional purchase commitments of €58 million (2005: 100), which were primarily related to various service and maintenance contracts.

INCOME TAXES
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

In 2006, TNT continued to investigate and analyse its global tax position As a result we currently estimate a range of €100 - €250 million to reflect the realistic range of our total contingent liability in this regard.

In early 2004 our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK tax authorities and to our independent auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In August 2004 we submitted a report to the UK tax authorities pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK tax authorities. In the first quarter of 2005 we reached a settlement with the UK tax authorities in relation to those matters without any further negative impact on our tax position in 2005.

As previously disclosed, since August 2004, we have been preparing an addendum to our original report to the UK tax authorities that cover UK tax matters that were not the subject of the original investigation. In 2006 we submitted a substantially advanced draft of available information and related tax conclusions required by the UK tax authorities and started discussions with them on these tax matters.

The major issue being discussed with the UK tax authorities concerns whether some of our non-UK subsidiaries might have been resident in the United Kingdom prior to the acquisition of TNT Limited in December 1996 and, if so, whether capital gains tax would have been due if the tax residency of those subsidiaries later moved to another European country. After having investigated the matter we are of the opinion that the relevant subsidiaries were never UK resident But even if they were seen to be UK resident, we believe that the imposition of such a capital gains tax would be impermissibly discriminatory under EU law. Our opinion has been and is supported by strong external specialist advice.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

95	OTHER FINANCIAL INFORMATION ON THE COMPANY	|	CHAPTER 11

We have been in discussion with the UK tax authority to come to an agreement on these issues. While to date no assessments relating to the item under discussion have been raised, the UK tax authority will issue initial assessments, as we understand it, as a matter of procedure, before they and we can effectively continue to seek an agreed solution. TNT will appeal against the initial assessments. The amounts raised in such initial assessments could exceed the realistic range of our estimated total contingent liability as disclosed above. It is customary in the UK with respect to such initial assessments that the actual obligation for payment will be deferred during the litigation and appeal period until either an agreement is reached or a final assessment is raised. On the basis of our ongoing discussions with the UK tax authorities and the strength of our position, we currently expect either these matters to be settled in 2007 or if necessary litigation to be commenced.

In late 2005 and early 2006 our audit committee conducted an independent investigation with respect to whether illegal acts occurred in connection with certain past tax matters. Although the investigation concluded that such acts had occurred, it was determined in February 2006 that no provision or contingent liability was required as a result of this investigation.

We have also analysed the tax positions of some of our subsidiaries with respect to other countries. Our investigations and analyses concerned, among other things, the substance and implementation of tax structures set up in connection with the acquisition, in December 1996 (prior to our formation in 1998), by our former parent company of the Australian company TNT Limited through a UK subsidiary, and the integration and structuring of those and related businesses after our demerger in 1998. In early 2006 we actively discussed these structures with the relevant tax authorities and have reached an agreement on these matters.

As part of a pilot publicly announced by the Dutch Ministry of Finance, we signed a compliance covenant with the Dutch tax authorities in early 2006 to self-assess and transparently discuss our past, present and future tax issues with the Dutch tax authorities. The Dutch tax authorities have agreed, in turn, to take a clear position on such issues swiftly. In 2006 all relevant past matters presented and discussed have been concluded upon by the Dutch tax authorities and agreed with us.

We have fully accrued the expected cost in our financial statements for 2006 of all of the matters described above, whether agreed or expected to be agreed. From the extensive review to date of our global tax position, on the basis of the facts and circumstances as currently known, the advice received from external advisors and the discussions we have had with various tax authorities some of which are still ongoing, we currently believe that it is unlikely that we will incur an additional liability beyond what we have accrued to date. Our interpretation of past facts and circumstances and relevant tax laws and regulations may be open to challenge or as stated above lead to tax assessments being raised. In addition it is not certain that litigation can be avoided in all cases. However, our positions have been and are supported by strong external specialist advice, both contemporaneous and present, on the basis of which we have reached our estimates.

We currently believe that it is unlikely that we will incur an additional liability related to the above matters beyond what we have accrued to date.

We disclosed in our 2005 annual report an estimate of a realistic range to reflect our total contingent liability, including potential penalties and interest, of €150 - €550 million, based on a probability-weighted assessment of our estimated total theoretical liability. In April 2006 we disclosed that we reduced the range to €100 - €250 million which we continue to believe to be the realistic range to reflect our contingent liability. This range represents some 25-30% of the non-probability weighted estimated theoretical maximum liability - in the highly unrealistic scenario where all of our tax positions under investigation or analysis were successfully challenged, any expected initial assessments were unsuccessfully challenged by us, we and all relevant tax authorities were unable to reach any settlement whatsoever, and all of our positions were rejected by all relevant courts. We believe this is highly unlikely.

Our estimate involves a series of complex judgments about past and future events and relies on estimates and assumptions. Although we believe that the estimates and assumptions supporting our positions are reasonable and are supported by external advice, our ultimate liability in connection with these matters will depend upon the assessments raised, the result of any negotiations with the relevant tax authorities and the outcome of any related litigation.
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

For a further description of these contingencies see note 29 to our consolidated financial statements.

CAPITAL EXPENDITURES PROJECTION FOR 2007

The total projected 2007 capital expenditures on property, plant and equipment and other intangible assets for our divisions is estimated to be €550 million, which is expected to be spent on similar types of property, plant and equipment and other intangible assets as in 2006. The projected 2007 capital expenditures include the second Boeing 747-400 ERF of €110 million, which will be financed by means of a finance lease. We believe that the net cash provided by our operating activities will be sufficient to fund the other capital expenditures.

RELATED PARTY TRANSACTIONS AND BALANCES

Our group companies have trading relationships with a number of our partially consolidated joint ventures as well as with unconsolidated companies in which we only hold minority stakes. In some cases there are contractual arrangements in place under which our group companies source supplies from

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 11	|	OTHER FINANCIAL INFORMATION ON THE COMPANY	96

such undertakings, or such undertakings source supplies from our group companies. During 2006, sales made by our group companies to our joint ventures amounted to €8 million, compared to €42 million in 2005 and €24 million in 2004. Purchases from our joint ventures for 2006 amounted to €103 million (2005: 131; 2004: 125). The net amounts due from joint venture entities as at 31 December 2006 totalled €58 million, compared to €49 million in 2005 and 2004.

Loans receivable from associated companies are disclosed in notes 3 and 5 to our consolidated financial statements. As at 31 December 2006, no material amounts were payable by TNT to associated companies. We believe that all transactions with joint ventures and associated companies are conducted in the ordinary course of business and under normal arm’s length commercial terms and conditions.

For further disclosure of the related party transactions and balances we refer to note 33 to our consolidated financial statements. For information on our relationship with the State of the Netherlands see chapter 13 and note 32 to our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our reported financial condition and results of operations are sensitive to accounting policies, assumptions and estimates that underly the preparation of our financial statements. The profile of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered, together with reviewing our financial statements and the discussion in this item.

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

BUSINESS COMBINATIONS AND IMPAIRMENT OF GOODWILL AND OTHER LONG LIVED INTANGIBLE ASSETS

Under IFRS all of our business combinations are accounted for under the purchase method. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill.

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

Under US GAAP, there is a two-step impairment test. In the first step, we are required to make estimates regarding the fair values of cash generating units (assets and liabilities, including recorded and unrecorded intangible assets) in determining whether goodwill impairment might exist. To the extent the first step indicates a possible impairment of goodwill, the second test is performed and consists of comparing the fair values with the carrying amount of the reporting unit’s goodwill in determining the amount of the impairment charge. We use valuation techniques to determine some of the fair values, which involve the same judgements as mentioned above regarding cash flows and discount rates.

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

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

97	OTHER FINANCIAL INFORMATION ON THE COMPANY	|	CHAPTER 11

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

POST-EMPLOYMENT BENEFITS
Pension cost
Inherent to the valuation of our pension liabilities and the determination of our pension cost are key assumptions, which include employee turnover, mortality rates and retirement ages, discount rates, expected long term returns on plan assets, benefit increases and future wage increases, which are usually updated on an annual basis at the beginning of each financial year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional Profit or expense in our statement of income. Included in note 10 in chapter 12 is a table that indicates the change in employer pension expense with a 0.5% change in certain key assumptions.

In 2006, our employer pension expense was €120 million. Total cash contributions in 2006 amounted to €230 million and are expected to amount to approximately €214 million in 2007. In 2005, our employer pension expense was €149 million (2004: 185). Total cash contributions in 2005 amounted to €264 million (2004: 437).

RESTRUCTURING
We periodically record restructuring charges resulting from restructuring operations, including consolidations and/or relocations of operations, changes in our strategic plan, or managerial responses to declines in demand, increasing costs or other market factors. Restructuring provisions reflect many estimates, including those pertaining to separation costs, consolidation of excess facilities, redundancies, contract settlements and tangible asset impairments. Actual experience has been and may continue to be different from these estimates. As at 31 December 2006 and 2005, restructuring provisions were €45 million and €43 million, respectively.

ACCRUED CURRENT LIABILITIES
We also have to estimate the deferred revenues from stamps sold but not yet used by our customers. We use a seasonal model based on historical figures in order to account for the seasonal effects in sales from stamps (for example sales for Christmas greetings in November and December). In 2006 we have defined a more refined method of calculating the deferred revenue related to the sale of stamps in 2006. In accordance with IAS 8 the change in accounting estimate was recognised in the income statement for the period. The impact was an additional gain of €18 million (pre-tax) and was recognised in “Other operating expenses”.

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

ACCOUNTING FOR DISCONTINUED OPERATIONS
Accounting for discontinued operations requires the use of significant assumptions and estimates, such as the assumptions used in the fair value calculations as well as the estimated costs to sell. We have evaluated the assets held for sale of our discontinued freight management operations as a disposal group in performing our impairment analysis.

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

RECONCILIATION OF IFRS TO US GAAP

Our financial statements are prepared in accordance with IFRS, which differ in certain respects from US GAAP. In the case that our IFRS accounting policies do not correspond with the required US GAAP accounting treatment and this is estimated to have a significant effect on our consolidated net income and shareholders’ equity, we have highlighted these differences in the reconciliation of our IFRS net income and equity attributable to the equity holders of the parent to those under US GAAP, as presented in note 35 to our consolidated financial statements.

Net income determined in accordance with US GAAP was €657 million in 2006 (2005: 632; 2004: 714), which was €13 million lower than net income determined in accordance with

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 11	|	OTHER FINANCIAL INFORMATION ON THE COMPANY	98

IFRS in 2006 compared to €27 million lower in 2005 and €38 million lower in 2004. For 2006 the difference relates to the completed sale of the logistics division. Under IFRS we recognised a loss on disposal of €87 million. Under US GAAP we recognised a loss of €56 million. The difference is the result of a smaller loss due to differences in the valuation of assets and liabilities between IFRS and US GAAP offset by the release of a larger negative currency translation adjustment of €69 million. The reduced loss on sale under US GAAP was more than offset by additional depreciation and amortisation of €45 million, net of tax, recognised under US GAAP as the logistics division did not qualify as a discontinued operation until 29 September 2006. For 2005 the difference mainly relates to employee benefits. As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, at the date of transition to IFRS we have elected to recognise all cumulative actuarial gains and losses and the unrecognised prior year service costs for all our defined benefit pension plans. For US GAAP purposes the actuarial gains and losses and unrecognised prior year service costs continue to be recognised under the corridor approach. This has resulted in a difference in the pension expense and pension liability between IFRS and US GAAP.

The main differences in our 2004 net income relate to the unwinding of an insurance contract in the mail division with a remaining balance of €130 million at the moment of the termination of the contract, which was offset by lower pension costs under US GAAP, the realisation of gains on real estate sales and a positive tax effect on the reconciling items.

Our equity determined in accordance with US GAAP was €1,571 million at 31 December 2006 (2005: 2,757), which was €437 million lower at 31 December 2006 than our total equity determined in accordance with IFRS. The lower equity under US GAAP was mainly caused by a direct equity movement related to the recognition of a larger net pension liability of €539 million at 31 December 2006 (2005: 587), net of taxes. This was partly offset by differences relating to goodwill and employee benefits.

Until the end of 2005 under US GAAP, we were required to record a minimum pension liability in the event the accumulated benefit obligation (ABO) exceeds the fair value of the pension plan assets with a corresponding reduction in shareholders’ equity net of deferred taxes. As at 31 December 2005 and 2004, the ABO amounted to €5,194 million and €4,643 million, respectively. The increase in the ABO was mainly due to a decrease in interest rates from 4.8% in 2004 to 4.3% in 2005 (impact approximately €440 million). As at 31 December 2005 and 2004 the ABO for certain of our pension plans in the Netherlands, in Germany, and in the United States exceeded the plan assets, we were required to record a minimum pension liability (net of taxes) of €587 million for 2005 and €454 million for 2004.

In September 2006 the FASB issues Financial Accounting Standard 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R) (FAS 158). FAS 158 requires companies to fully recognize an asset or liability for the overfunded or underfunded status of their benefit plans in the financial statements for years ending after 15 December 2006. The pension asset or liability equals the difference between the fair value of the plan’s assets and its benefit obligation. The benefit obligation is measured as the projected benefit obligation for pension plans and as the accumulated postretirement benefit obligation for other postretirement benefits. The impact of the company’s net funded status is to be recorded in equity as a component of accumulated other comprehensive income, net of tax. The impact of this standard for the year ended December 2006 resulted in a decrease in Accumulated other comprehensive income of €500 million (net of deferred tax assets of €171 million) an increase in plan assets of €135 million and an addition provision for pension liabilities of €807 million in our financial statements under US GAAP. The impact of the adoption of FAS 158 within equity was offset by an overall reduction in the pension liability in 2006 primarily due to an increase in the discount rate from 4.3% to 4.7%. As of 31 December 2006 the amount of unrecognized pension expense within accumulated other comprehensive income was €539 million, net of tax. The amounts in accumulated other comprehensive income expected to be recognised as components of net periodic benefit costs in 2007 are an amortised prior service cost credit of €39 million, offset by an amortised net actuarial loss of €37 million.

Under IFRS such a pension liability has not been a requirement for 2006, 2005 and prior years.

As of 1 January 2006 the Amendment to IAS 19 introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

As at 31 December 2004 our repurchase of shares, relating to the second tranche of our September 2004 share repurchase plan, amounting to €259 million qualified under US GAAP as financial liability rather than equity.

As a result of our December 2005 announcement to focus on our core competency of providing delivery services, we presented assets and liabilities of our discontinued logistics business as long lived assets to be disposed of by sale and presented our profit (loss) for the period from our discontinued logistics business as profit (loss) from discontinued operations. As required under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, we have not depreciated or amortised, since 6 December 2005, our assets held for sale. On 4 November 2006 we sold our logistics business. We also refer to note 8 in our Financial statements.

IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, requires us to classify non-current assets or a disposal group as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets or disposal group should meet a number of criteria.
We have met all the criteria as required under IFRS 5 for our logistics business as at 31 December 2005.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

99	OTHER FINANCIAL INFORMATION ON THE COMPANY	|	CHAPTER 11

The position of the SEC is that in the event shareholder approval is required, management is not considered having authority to dispose of an asset, a requirement for US GAAP to treat such assets as being held for sale. Accordingly, under US GAAP this criterium was not met until 29 September 2006. For US GAAP purposes our logistics business was therefore not recognised as a discontinued operation until 29 September 2006. The French logistics business met all criteria and was presented as discontinued operations in 2005 and the remainder of the logistics business was presented as part of continuing operations, whose assets continued to be depreciated.

At 29 September 2006 the Extraordinary General Meeting of Shareholders approved the sale of the remaining logistics division. Due to the approval, US GAAP Statements of Income for previous periods have been restated to reflect the entire logistics division as a discontinued operation.

Depreciation and amortisation from 1 January 2006 to 29 September 2006 and from 6 December 2005 to 31 December 2005 for our discontinued logistics business, other than the French activities that we sold during 2005, amounted to €60 million and €8 million, respectively. These amounts are included as reconciling items between IFRS and US GAAP. We refer to note 35 of our Financial statements for a full reconciliation of the result from the sale of the discontinued logistics business under IFRS and US GAAP.

The following tables indicate our 2006, 2005 and 2004 operating income determined in accordance with IFRS, compared to that determined in accordance with US GAAP:

				Year ended at 31 December

	IFRS			US GAAP

OPERATING INCOME 2006	2006	2006	% of total	2006	2006	% of total

	US$	€		US$	€

Express	765	580	45.5	765	580	45.2

Mail	1,004	761	59.6	1,013	767	59.9

Non-allocated	(86)	(65)	(5.1)	(86)	(65)	(5.1)

Total	1,683	1,276	100.0	1,692	1,282	100.0

(in millions, except percentages)

Operating income in our express business has no overall differences between IFRS and US GAAP.

In 2006 the IFRS operating income in the mail division was lower by €6 million as compared with the operating income under US GAAP. This largely relates to lower pension expenses of €16 million as per US GAAP, partially offset by a curltailment gain of €12 million under IFRS that is not recognised in the statements of income under US GAAP.

			Year ended at 31 December

OPERATING INCOME 2005	IFRS		US GAAP

	2005	% of total	2005	% of total

Express	476	41.5	478	42.2

Mail	775	67.5	761	67.1

Non-allocated	(103)	(9.0)	(105)	(9.3)

Total	1,148	100.0	1,134	100.0

(in € millions, except percentages)

In 2005 the IFRS operating income in the mail division was higher by €14 million as compared with the operating income under US GAAP. Certain employee benefit expenses related to payments expected to be made to certain employees on reaching a specific number of years of service. As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, at the date of transition to IFRS, we recorded a liability with a corresponding adjustment to shareholders’ equity at that date. For US GAAP purposes, we have included the amount in the income statement resulting in a difference in the profit for the period between IFRS and US GAAP. This was partly offset by higher pension expenses under IFRS. Operating income in our express business has no material difference between IFRS and US GAAP.

			Year ended at 31 December

OPERATING INCOME 2004	IFRS		US GAAP

	2004	% of total	2004	% of total

Express	378	34.1	383	36.3

Mail	803	72.3	744	70.6

Non-allocated	(71)	(6.4)	(73)	(6.9)

Total	1,110	100.0	1,054	100.0

(in € millions, except percentages)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 11	|	OTHER FINANCIAL INFORMATION ON THE COMPANY	100

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

In September 2006 the FASB issued SFAS 157, Fair Value Measures, (SFAS 157). This statement enhances the guidance for using fair value to measure assets and liabilities. SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. We are required to adopt this pronouncement effective 1 January 2008. We are evaluating the impact this standard will have on our financial statements.

In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG Air-, Accounting for Planned Major Maintenance Activities. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim reporting periods. This FSP amends the requirements of American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Airlines. This FSP is effective for us starting 1 January 2007. We do not expect this FSP will have an impact on our financial statements related to the maintenance of our aircraft, as our current practice is to expense such maintenance costs when incurred.

In June 2006, the FASB issued FASB interpretation No. 48,
Accounting for Uncertainty in Income taxes an interpretation of FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for us starting 1 January 2007. We are evaluating the impact this interpretation will have on our financial statements.

In June 2006, the Emerging Issues Task Force (EITF) of the FASB ratified EITF 06-2, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences (SFAS 43). This pronouncement provides guidelines under which sabbatical leave or other similar benefits provided to an employee are considered to accumulate, as defined in SFAS 43. If such benefits are deemed to accumulate, then the compensation cost associated with a sabbatical or other similar benefit arrangement should be accrued over the requisite service period. The provisions of this pronouncement are effective for us starting 1 January 2007 and allow for either retrospective application or a cumulative effect adjustment approach upon adoption. We do not expect the adoption of this pronouncement will have a material impact on our financial statements.

In March 2006, the EITF of the FASB issued EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation). This pronouncement requires disclosure of a companies accounting policy regarding the gross or net presentation of point-of-sales taxes such as sales tax and value-added tax. If taxes included in gross revenues are significant, the amount of such taxes for each period for which an income statement is presented should also be disclosed. This pronouncement is effective for us starting 1 January 2007. We do not expect that the adoption of this pronouncement will have a material impact on our financial statements as we report such revenues on the net basis.

The EITF of the FASB issued EIFT 05 6, Determining the Amortisation Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This pronouncement requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortised over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of acquisition of the leasehold improvement. We were required to adopt this pronouncement effective 1 January 2006. The adoption of this pronouncement did not have an impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities expose us to a variety of financial risks, such as market risks (including foreign currency exchange risk, interest rate risk and commodity price risk), credit risk and liquidity risk. All of these risks arise in the normal course of business. In order to manage the risk arising from these exposures, we utilise a variety of foreign exchange, interest rate and commodity forward contracts, options and swaps to hedge certain exposures.

We use derivative financial instruments solely for the purpose of hedging underlying exposures. We enter into contracts related to derivative financial instruments for periods commensurate with our underlying exposures and do not take positions independent of these exposures. None of these financial instruments are leveraged or used for trading purposes or to take speculative positions. For more information see the note on “Financial Risk Management” in chapter 12.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

FINANCIAL STATEMENTS	|	CHAPTER 12

“	Good enough is never enough. I always want to do better.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS

TNT POST

If you’re going to try to talk Coryse into doing something, you’d better know your stuff. If you don’t, you’ll regret it and she’ll out-manoeuvre you before you know what’s happening. The point is that Coryse is extremely bright. An expert chess player, you know she’s going to make the best of every situation. And she does. The amazing thing is, though, she does it entirely selflessly and with the greatest respect for others. In her role as part-time team coach, accepting people as they are and making the most of everyone’s positive qualities is paramount. Things never go badly; it’s just that they can be done better…

“I’ve been trying to work out how my work and I fit within the idea of ‘All the right connections’,” says Coryse. “It took me a while, but then I realised that there are basically four areas where connections come into play: between my colleagues and I, with my boss, with clients and between what we do today and how it can be done better tomorrow. I think if you handle the latter properly, the rest all falls into place – the question is how.”

“My approach to improving is a system I like to call the TIPTOP system. In any working process, or on a personal level if need be, there are things we do well (the TOPS), and things that can be done better (TIPS). The idea is to maintain the TOPS of today and to make sure that you concentrate on transforming the TIPS. Then everything’s TIPTOP,” (she laughs). “Joking aside, it works. I like to let my colleagues suggest new ways of improving on what we do together. If they are allowed to take responsibility for their own actions, it enhances their enjoyment and at the same time increases their devotion to the company. I think we all like to feel as if we’ve achieved something when we go home each day.”

“Another way I like to help my team succeed is to organise team outings. We’ve had cooking evenings, we’ve been bowling. There have been lots of group events. I learnt some time ago that the trick to extracting the most out of everyone – call it positive manipulation if you have to – is first to get to know them. That is best achieved in an informal setting. They open up; you discover people’s qualities and what they enjoy doing. What they’re not so good at. Once you know what people are really about, you can use their positive qualities in the workplace. You know that they’re going to do well in certain settings and, again, they’ll feel better about themselves, the company, etc. Okay – it’s a strategy. Maybe it’s in my nature and why I love chess. But at the end of the day, it’s the result that counts. Always do better.”

CORYSE MELFOR
TNT Post, Team Coach
32 years old, single, 2 children

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

101	CHAPTER 12

FINANCIAL

STATEMENTS

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	102

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

103	FINANCIAL STATEMENTS	|	CHAPTER 12

UNITED STATES OPINION

To the General Meeting of Shareholders of TNT N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have completed an integrated audit of TNT N.V.’s 2006 consolidated financial statements and of its internal control over financial reporting as of 31 December 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, consolidated cash flow statements and consolidated statements of changes in total equity, as set out on pages 105 to 171, present fairly, in all material respects, the financial position of TNT N.V. and its subsidiaries at 31 December 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2006 in conformity with International Financial Reporting Standards as adopted by the European Union. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Report of management on Internal Control over Financial Reporting, appearing on page 66 of the 2006 Annual Report/Form 20-F, that the Company maintained effective internal control over financial reporting as of 31 December 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	104

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the applicable accounting standards. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with applicable accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Amsterdam, 26 February 2007
PricewaterhouseCoopers Accountants N.V.

Note that the United States opinion set out above is included for the purposes of TNT N.V.’s Annual Report on Form 20-F for the year ended 31 December 2006 only and does not form part of TNT N.V. 2006 Annual Report.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

105	FINANCIAL STATEMENTS	|	CHAPTER 12

CONSOLIDATED BALANCE SHEETS

		At 31 December

			2006	variance %	2005

	NON-CURRENT ASSETS

£1	INTANGIBLE ASSETS

	Goodwill		1,573		1,626

	Other intangible assets		212		212

		total	1,785	(2.9)	1,838

£2	PROPERTY, PLANT AND EQUIPMENT

	Land and buildings		823		805

	Plant and equipment		342		313

	Aircraft		306		221

	Other		162		169

	Construction in progress		45		44

		total	1,678	8.1	1,552

£3	FINANCIAL FIXED ASSETS

	Investments in associates		58		47

	Other loans receivable		7		13

£23	Deferred tax assets		211		188

	Prepayments and accrued income		38		25

		total	314	15.0	273

	Total non-current assets		3,777	3.1	3,663

	CURRENT ASSETS

£4	Inventory		29		29

£5	Accounts receivable		1,561		1,471

£23	Income tax receivable		8		78

£6	Prepayments and accrued income		227		218

£7	Cash and cash equivalents		297		559

		total	2,122	(9.9)	2,355

£8	Assets held for sale		409	(82.8)	2,378

	Total assets		6,308	(24.9)	8,396

	EQUITY

	Equity attributable to the equity holders of the parent		1,983		3,262

	Minority interests		25		17

£9		total	2,008	(38.8)	3,279

	NON-CURRENT LIABILITIES

£23	Deferred tax liabilities		240		233

£10	Provisions for pension liabilities		23		136

£11	Other employee benefit obligations		57		49

£12	Other provisions		106		105

£13	Long term debt		1,183		1,071

	Accrued liabilities		3		14

		total	1,612	0.2	1,608

	CURRENT LIABILITIES

	Trade accounts payable		308		320

£12	Short term provisions		87		29

£14	Other current liabilities		731		571

£23	Income tax payable		280		233

£15	Accrued current liabilities		1,136		1,126

		total	2,542	11.5	2,279

£8	Liabilities related to assets classified as held for sale		146	(88.1)	1,230

	Total liabilities and equity		6,308	(24.9)	8,396

	(in € millions, except percentages)
	• the figures £ in the line items of these financial statements refer to the notes to the financial statements.	.
	• the accompanying notes form an integral part of the financial statements.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	106

CONSOLIDATED STATEMENTS OF INCOME

		Year ended at 31 December

		2006	variance %	2005	variance %	2004

£16	Net sales	9,948		9,274		8,798

£17	Other operating revenues	112		55		29

	Total revenues	10,060	7.8	9,329	5.7	8,827

£18	Other income	65	71.1	38	375.0	8

	Cost of materials	(409)		(408)		(342)

	Work contracted out and other external expenses	(4,160)		(3,582)		(3,334)

£19	Salaries, pensions and social security contributions	(3,384)		(3,318)		(3,216)

£ 20	Depreciation, amortisation and impairments	(318)		(303)		(296)

£21	Other operating expenses	(578)		(608)		(537)

	Total operating expenses	(8,849)	(7.7)	(8,219)	(6.4)	(7,725)

	Operating income	1,276	11.1	1,148	3.4	1,110

	Interest and similar income	199		117		100

	Interest and similar expenses	(246)		(117)		(116)

£22	Net financial (expense)/income	(47)		0		(16)

	Results from investments in associates	(6)		(2)		(2)

	Profit before income taxes	1,223	6.7	1,146	4.9	1,092

£23	Income taxes	(395)		(376)		(372)

	Profit for the year from continuing operations	828	7.5	770	6.9	720

£8	Profit/(loss) from discontinued operations	(157)		(109)		32

	Profit for the year	671	1.5	661	(12.1)	752

	Attributable to:

	Minority interests	1	(50.0)	2	-	-

	Equity holders of the parent	670	1.7	659	(12.4)	752

	Earnings per ordinary share (in € cents) [1]	159.3		145.0		158.9

	Earnings per diluted ordinary share (in € cents) [2]	158.1		144.4		158.7

	Earnings from continuing operations per ordinary share (in € cents) [1]	196.6		169.0		152.1

	Earnings from continuing operations per diluted ordinary share (in € cents) [2]	195.1		168.3		151.9

	Earnings from discontinued operations per ordinary share (in € cents) [1]	(37.3)		(24.0)		6.8

	Earnings from discontinued operations per diluted ordinary share (in € cents) [2]	(37.0)		(23.9)		6.8

(in € millions, except percentages and per share data)
1	In 2006 based on an average of 420,701,641 of outstanding ordinary shares (2005: 454,367,662; 2004: 473,387,568). See note 30.
2	In 2006 based on an average of 423,859,222 of diluted outstanding ordinary shares (2005: 456,360,619; 2004: 473,980,149). See note 30.
•	the figures £ in the line items of these financial statements refer to the notes to the financial statements.
•	the accompanying notes form an integral part of the financial statements.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

107	FINANCIAL STATEMENTS	|	CHAPTER 12

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended at 31 December

		2006	variance %	2005	variance %	2004

	CASH FLOWS FROM CONTINUING OPERATIONS

	Profit before income taxes	1,223		1,146		1,092

	Adjustments for:

	Depreciation, amortisation and impairments	318		303		296

	Share based payments	9		8		5

	Investment income:

	(Profit)/loss on sale of property, plant and equipment	(61)		(38)		(5)

	Interest and similar income	(199)		(117)		(100)

	Foreign exchange (gains) and losses			1		2

	Interest and similar expenses	246		116		114

	Results from investments in associates	6		2		2

	Changes in provisions:

	Pension liabilities	(124)		(121)		(256)

	Other provisions	10		52		13

	Changes in working capital:

	Inventory	(5)		(2)		6

	Accounts receivable	(170)		(143)		(38)

	Other current assets	(29)		(2)		14

	Trade accounts payable	80		(85)		20

	Other current liabilities excluding short term financing and taxes	34		54		13

	Cash generated from operations	1,338	14.0	1,174	(0.3)	1,178

	Interest paid	(199)		(80)		(85)

	Income taxes paid	(282)		(125)		(403)

£24	Net cash from operating activities	857	(11.6)	969	40.4	690

	Acquisition of group companies (net of cash)	(89)		(35)		(196)

	Disposal of group companies and joint ventures	1,365		(5)

	Investments in associates	(20)		(13)		(11)

	Disposal of associates			3		1

	Capital expenditure on intangible assets	(103)		(80)		(59)

	Disposal of intangible assets	2		2		2

	Capital expenditure on property, plant and equipment	(277)		(230)		(217)

	Proceeds from sale of property, plant and equipment	65		43		14

	Other changes in (financial) fixed assets	7		16		165

	Changes in minority interests	7		(3)		2

	Interest received	111		40		33

£25	Net cash used in investing activities	1,068	507.6	(262)	1.5	(266)

	Repurchases of shares	(1,747)		(473)		(151)

	Other equity changes	52		16		3

	Proceeds from long term borrowings	2		28		5

	Repayments to long term borrowings	(53)		(2)		(16)

	Proceeds from short term borrowings [1]	328		14		8

	Repayments to short term borrowings	(166)		(64)		(45)

	Proceeds from finance leases			6		9

	Repayments to finance leases	(10)		(4)		(9)

	Dividends paid	(282)		(268)		(237)

	Financing relating to our discontinued operations	(276)		(21)		135

£26	Net cash used in financing activities	(2,152)	(180.2)	(768)	(157.7)	(298)

	Change in cash from continuing operations	(227)	(272.1)	(61)	(148.4)	126

	CASH FLOWS FROM DISCONTINUED OPERATIONS

	Net cash from operating activities	(63)		43		268

	Net cash used in investing activities	(30)		(22)		(24)

	Net cash used in financing activities	36		8		(202)

	Change in cash from discontinued operations	(57)		29		42

£27	TOTAL CHANGES IN CASH	(284)		(32)		168

(in € millions, except percentages)
1	On adoption of IAS 32 as at 1 January 2005, bank overdraft of €46 million was no longer netted off from cash and cash equivalents.
•	certain items in the consolidated cash flow statements have been adjusted for non-cash movements, principally assets aquired under finance leases, foreign currency and newly consolidated and deconsolidated entities. As a result these amounts do not correspond to the differences between the balance sheet amounts for the respective items.
•	the figures £ in the line items of these financial statements refer to the notes to the financial statements.
•	the accompanying notes form an integral part of the financial statements.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	108

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

	Issued share capital	Additional paid in capital	Cumulative translation adjustment	Hedging reserve	Other reserves	Retained earnings	Attributable to equity holders of the parent	Minority interest	Total equity

Balance at 1 January 2004	230	1,421			1,115	215	2,981	17	2,998

Profit for the year						752	752		752

Currency translation adjustment			(35)		6		(29)	2	(27)

Other					(3)		(3)		(3)

Total recognised income for the year			(35)		3	752	720	2	722

Final dividend previous year						(142)	(142)		(142)

Appropriation of net income					73	(73)

Interim dividend current year						(95)	(95)		(95)

Repurchases of shares					(151)		(151)		(151)

Share based compensation					6		6		6

Other					6		6		6

Total direct changes in equity					(66)	(310)	(376)		(376)

Balance at 31 December 2004	230	1,421	(35)		1,052	657	3,325	19	3,344

Effect on adoption of IAS 32/39					(268)		(268)		(268)

Balance at 1 January 2005	230	1,421	(35)		784	657	3,057	19	3,076

Profit for the year						659	659	2	661

Gains/(losses) on cashflow hedges, net of tax				(12)			(12)		(12)

Currency translation adjustment			19				19		19

Total recognised income for the year			19	(12)		659	666	2	668

Final dividend previous year						(168)	(168)		(168)

Appropriation of net income					489	(489)

Interim dividend current year						(100)	(100)		(100)

Repurchases of shares					(231)		(231)		(231)

Share based compensation					10		10		10

Other					28		28	(4)	24

Total direct changes in equity					296	(757)	(461)	(4)	(465)

Balance at 31 December 2005	230	1,421	(16)	(12)	1,080	559	3,262	17	3,279

Profit for the year						670	670	1	671

Gains/(losses) on cashflow hedges, net of tax				(9)			(9)		(9)

Currency translation adjustment			(1)				(1)		(1)

Total recognised income for the year			(1)	(9)		670	660	1	661

Final dividend previous year						(173)	(173)		(173)

Appropriation of net income					386	(386)

Interim dividend current year						(109)	(109)		(109)

Repurchases and cancellation of shares	(27)	(176)			(1,533)		(1,736)		(1,736)

Share based compensation					13		13		13

Other			12		54		66	7	73

Total direct changes in equity	(27)	(176)	12		(1,080)	(668)	(1,939)	7	(1,932)

Balance at 31 December 2006	203	1,245	(5)	(21)	0	561	1,983	25	2,008

(in € millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

109	FINANCIAL STATEMENTS	|	CHAPTER 12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GENERAL INFORMATION AND DESCRIPTION OF OUR BUSINESS

TNT N.V. (formerly called TPG N.V.) is a public limited liability company domiciled in Amsterdam, the Netherlands. The consolidated financial statements include the financial statements of TNT N.V. and its consolidated subsidiaries (hereafter referred to as “we”, “TNT”, “our” or “us”). We changed our name from TNT Post Group N.V. to TPG N.V. on 6 August 2001 and we changed our name from TPG N.V. to TNT N.V. on 11 April 2005. TNT N.V. was incorporated under the laws of the Netherlands on 29 December 1997 and is listed on the Amsterdam and New York stock exchanges. In 2006 we delisted from the London (effective 21 March 2006) and Frankfurt (effective 1 June 2006) stock exchange, as the costs and requirements for these listings are not justified by the low trading volume in our shares at both stock exchanges.

On 6 December 2005 we announced a strategy to focus on our core competency of providing delivery services by expertly managing delivery networks and our intention of selling the logistics business. On 23 August 2006 we announced that we have signed a Sale and Purchase Agreement on the sale of the logistics business. On 4 November 2006 we completed the sale of the logistics division to affiliates of Apollo Management L.P. On 30 October 2006 we announced the decision to divest our freight management business. On 16 November 2006 we signed a Sale and Purchase Agreement to sell our freight management business to French logistics service provider Geodis SA. On 5 February 2007 we completed the sale.

We refer to Note 8 for further information on the sale of logistics and freight management.

Our logistics division was reported as discontinued operations/ assets held for sale as at 31 December 2005. In our statement of income for 2006, 2005 and 2004 we have presented the net result of our discontinued logistics business on a separate line ‘Profit/(loss) from discontinued operations’.

Our freight management business is reported as discontinued operations/assets held for sale. Consequently, in our statement of income for 2006, 2005 and 2004 we have presented the net result of our discontinued freight management business on a separate line ‘Profit/(loss) from discontinued operations’. We have restated the comparative figures for the 2005 and 2004 statements of income and cash flow to reflect the presentation of the freight management business as a discontinued operation.

Based on our refined strategy we manage our business through two divisions: express and mail. The express division provides demand door-to-door express delivery services for customers sending documents, parcels and freight worldwide.
The mail division primarily provides services for collecting, sorting, transporting and distributing domestic and international mail.

The consolidated financial statements have been authorised for issue by our Board of Management and our Supervisory Board on 26 February 2007 and are subject to adoption at the annual general meeting of shareholders on 20 April 2007.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of TNT have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). IFRS includes the application of International Financial Reporting Standards including International Accounting Standards (IAS) and related Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and Interpretations of the Standing Interpretations Committee (SIC). For TNT, there are no differences between the IFRS as adopted by the EU and the IFRS as issued by the International Accounting Standards Board (IASB). The IASB has issued certain International Financial Reporting Standards or amendments thereon, and the IFRIC has issued certain interpretations, each of which, when adopted, could affect our consolidated financial statements. Where relevant for TNT we have stated the Standards and/or amendments and/or interpretations in ‘Recent IFRS pronouncements’ including the potential impact.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying TNT’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in ‘Critical accounting estimates and judgements in applying TNT’s accounting policies’.

The policies set out below have been consistently applied to all the years presented except for those relating to the recognition and measurement of financial instruments. We have made use of the exemption available under IFRS 1, First-time Adoption of International Financial Reporting Standards, to only apply IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, from 1 January 2005. The policies applied to financial instruments for 2004 and further are disclosed separately hereafter. The application of IAS 32 and IAS 39 as of 1 January 2005 has led to a decrease in equity of €268 million compared to previously used GAAP. The decrease in equity relates to:
•	€259 million relating to our commitment to purchase our ordinary shares from the State of the Netherlands on 5 January 2005. This transfer of legal ownership was included in equity. As required under IAS 32 the amount was classified as a financial instrument and included in other current liabilities;
•	€9 million being the estimated fair value of the put option for the 49% shares in TNT Arvil.

All amounts included in the financial statements are presented in euros, unless indicated otherwise.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	110

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

The consolidated financial statements include the financial statements of TNT N.V. and its group companies. A complete list of subsidiaries, associates and joint ventures included in our consolidated financial statements is filed for public review at the Chamber of Commerce in Amsterdam. This list has been prepared in accordance with the provisions of article 379 (1) and article 414 of Book 2 of the Dutch Civil Code.

As the financial statements of TNT N.V. are included in the consolidated financial statements, the corporate statements of income are presented in an abridged form (article 402 of Book 2 of the Dutch Civil Code).

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

Our share in the results of all significant associates is included in the consolidated statements of income using the equity method. The carrying value of our share in associates includes goodwill on acquisition and includes changes to reflect our share in net earnings of the respective companies, reduced by dividends received. Our share in non-distributed earnings of associates is included in other reserves within shareholders’ equity. When our share of any accumulated losses exceeds the acquisition value of the shares in the associates the book value is reduced to zero and the reporting of losses ceases, unless we are bound by guarantees or other undertakings in relation to the associate.

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

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

111	FINANCIAL STATEMENTS	|	CHAPTER 12

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

Goodwill arising on acquisitions is capitalised and subject to impairment review, both annually and when there are indications that the carrying value may not be recoverable. Goodwill is impaired if the recoverable amount of the cash generating unit to which it is allocated is lower than its carrying value. The recoverable amount is defined as the higher of a cash generating unit’s fair value less costs to sell and its value in use using the discounted cash flow method. Impairments on goodwill recognised in prior periods can not be reversed.

For the purpose of assessing impairment, corporate assets are allocated to specific cash generating units before impairment testing. The basis for this allocation is to the extent in which those assets contribute to the future cash flows of the unit under review.

OTHER INTANGIBLE ASSETS
Costs related to the development and installation of software for internal use are capitalised at historical cost and amortised over the estimated useful life. Apart from software, other intangible assets mainly include customer lists, assets under development, licences and concessions.

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

Leases of property, plant and equipment are classified as finance leases if we have substantially all the risks and rewards of ownership. Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in long term debt. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

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

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	112

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

FROM 1 JANUARY 2005
Financial instruments are accounted for in accordance with IAS 32 and IAS 39. We classify financial assets and liabilities into the following categories: derivatives, loans and receivables, held-to-maturity investments, available-for-sale financial assets and borrowings.

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

We document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. We also document the assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit and loss (for example, when the forecasted sale that is hedged takes place). However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the asset or liability.

When a hedging instrument expires or is sold, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time, remains in equity until the forecasted transaction is ultimately recognised in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

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

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), we establish fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis refined to reflect the issuer’s specific circumstances.

We assess at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses on equity instruments recognised in the income statement are not reversed through the equity.

Borrowings are recognised initially at fair value net of transaction costs incurred. Borrowings are subsequently stated at amortised costs; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

113	FINANCIAL STATEMENTS	|	CHAPTER 12

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

Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at fair value. Cash and cash equivalents include cash at hand, bank account balances, bills of exchange and cheques (only those which can be cashed in the short term). All highly liquid investments with an original maturity of three months or less at date of purchase are considered to be cash equivalents. Bank overdrafts are not netted off from cash and cash equivalents.

Assets held for sale and discontinued operations
Assets (or disposal groups) held for sale are classified as assets held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Assets held for sale are no longer amortised or depreciated from the time they are classified as such.
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

Provisions for pension liabilities
POST-EMPLOYMENT OBLIGATIONS
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

Other employee benefit obligations
These employee benefits include long-service leave or sabbatical leave, jubilee or other long service benefits, long term disability benefits and, if they are not payable wholly within twelve months after the end of the period, profit sharing, bonuses and deferred compensation.

The expected costs of these benefits are recognised over the period of employment. Actuarial gains and losses and changes in actuarial assumptions, are charged or credited to income in the period such gain or loss occur. Further, all past service costs are recognised immediately.

Other provisions
Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recorded for restructuring, retirements, onerous contracts and other obligations. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. Provisions for onerous contracts are recorded when the

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	114

unavoidable costs of meeting the obligation under the contract exceed the economic benefits expected to arise from that contract, taking into account impairment of fixed assets first. The provision recorded for restructuring largely relates to termination benefits. Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. We recognise termination benefits when we have committed to terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to their present values.

Trade accounts payable
Trade accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Income taxes
The amount of income tax included in the statements of income is determined in accordance with the rules established by the taxation authorities, based on which income taxes are payable or recoverable.

Deferred tax assets and liabilities, arising from temporary differences between the nominal values of assets and liabilities and the fiscal valuation of assets and liabilities, are calculated using the tax rates expected to apply when they are realised or settled. Deferred tax assets are recognised if it is probable that they will be realised. Deferred tax assets and liabilities where a legally enforceable right to offset exists and within the same consolidated tax group are presented net in the consolidated balance sheets.

Revenue recognition
Revenues are recognised when services are rendered, goods are delivered or work is completed. Revenue is the gross inflow of economic benefits during the current year arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

Revenues of delivered goods and services are recognised when:
•	we have transferred to the buyer the significant risks and rewards of ownership of the goods;
•	we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control of the goods sold;
•	the amounts of revenue are measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to us;
•	the costs to be incurred in respect of the transaction can be measured reliably and;
•	the stage of completion of the transaction at the balance sheet date can be measured reliably.

Revenue is measured at the fair value of the consideration of received amounts or receivable amounts.

Amounts received in advance are recorded as accrued liabilities until services are rendered to customers, goods are delivered or work is completed, using the percentage of completion method, based on services provided.

NET SALES
Net sales represent the revenues from the delivery of goods and services to third parties less discounts, credit notes and taxes levied on sales. Accumulated experience is used to estimate and provide for the discounts and returns.

OTHER OPERATING REVENUES
Other operating revenues relate to the sale of goods and rendering of services not related to our normal trading activities and mainly include rental income of temporarily leased-out property, passenger/ charter revenues, aircraft maintenance and engineering income and custom clearance income.

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

Interest income and expense
Interest income and expense are recognised on a time-proportion basis using the effective interest method.

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

Accounting principles relating to the consolidated cash flow statements
The cash flow statements have been prepared using the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate differences affecting cash items are shown separately in the cash flow

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

115	FINANCIAL STATEMENTS	|	CHAPTER 12

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

In 2006 we have improved the format of the consolidated cashflow statement to conform to a more transparant presentation of cashflows from both continued and discontinued operations on the face of the consolidated cashflow statement. In 2005 the cashflows from discontinued operations were presented in the note on discontinued operations in the consolidated financial statements. The cashflows from discontinued operations relating the operating, investing and financing activities have now been summarised after the cashflows from continued operations on the face of the cashflow statement. The reconciliation of the cash and cash equivalent balances to the changes in cash according to the cashflow statements has now been presented in note 27 to the consolidated financial statements.

Segment reporting
We identify our primary reporting segments based on our assessment of risks and rates of return which are affected predominantly by differences in our products and services. As a result of this assessment, we have identified two reportable segments: express and mail. The secondary reporting format is geographically based. Business relations between the companies within the segments of TNT are transacted at arm’s length prices.

RECENT IFRS PRONOUNCEMENTS

The IASB has issued certain International Financial Reporting Standards or amendments thereon, and the IFRIC has issued certain interpretations, each of which, when adopted, could affect our consolidated financial statements. Where relevant for TNT N.V. we have explained the Standards and/or amendments and/or interpretations below.

Amendments to published standards effective in 2006
IAS 19 (Amendment), Employee Benefits, is mandatory for accounting periods beginning on or after 1 January 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As TNT does not intend to change the accounting policy adopted for recognition of actuarial gains and losses, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

During 2006 the IASB and IFRIC issued:
•	IFRIC 7 Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies and IFRIC 8 Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006) and;

•	IFRIC 10 Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006) and;
•	IFRIC 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006);
•	IFRS 7 Financial Instruments: disclosures.

We are currently evaluating the impact of adoption of these IFRS’ and IFRIC’s as of 1 January 2007, but do not anticipate a material impact on our financial statements. These standards have not been adopted before the effective date.

During 2005 the IASB issued several amendments to IAS 39, Financial Instruments: Recognition and Measurement. The amendments relate to (a) the hedge accounting provisions, (b) the fair value option, (c) the requirements for financial guarantee contracts. All amendments have 1 January 2006 as the effective date. The adoption of the stated amendments did not have had a material impact on our financial statements.

In December 2004, the IFRIC issued IFRIC 4, Determining whether an Arrangement contains a Lease. IFRIC 4 provides guidance on determining whether arrangements that do not take the legal form of a lease should be accounted for in accordance with IAS 17, Leases. It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. IFRIC 4 is effective as at 1 January 2006. The adoption of IFRIC 4 did not have a material impact on our financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING TNT’S ACCOUNTING POLICIES

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

Accounting for business combinations and impairment of goodwill and other long lived intangible assets
We account for all our business combinations under the purchase accounting method. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	116

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

Accrued current liabilities
We also have to estimate the deferred revenues from stamps sold but not yet used by our customers. We use a seasonal model based on historical figures in order to account for the seasonal effects in sales from stamps (for example, sales for Christmas greetings in November and December).
In 2006 we have defined a more refined method of calculating the deferred revenue related to the sale of stamps in 2006. In accordance with IAS 8 the change in accounting estimate was recognised in the income statement for the period. The impact was an additional gain of €18 million (pre-tax) and was recognised in Other operating expenses.

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

Accounting for discontinued operations
Accounting for discontinued operations requires the use of significant assumptions and estimates, such as the assumptions used in the fair value calculations as well as the estimated costs to sell. We have evaluated the assets held for sale of our discontinued logistics and freight management operations as a disposal group in performing our impairment analysis.

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

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

117	FINANCIAL STATEMENTS	|	CHAPTER 12

FINANCIAL RISK MANAGEMENT
Our activities expose us to a variety of financial risks, such as market risks (including foreign currency exchange risk, interest rate risk and commodity price risk), credit risk and liquidity risk. All of these risks arise in the normal course of business. In order to manage the risk arising from these exposures, we utilise a variety of foreign exchange, interest rate and commodity forward contracts, options and swaps to hedge certain exposures.

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

The main four currencies of our external hedges are the British pound, US dollar, Chinese yuan and Australian dollar. Significant acquisitions are usually funded in the currency of the underlying assets.

The main 2006 exchange rates are shown below:

	Year end closing[1]	Annual average [2]

British pound	0.6715	0.6805

US dollar	1.3170	1.2654

Chinese yuan	10.2793	10.0676

Australian dollar	1.6691	1.6705

1	Source: European Central Bank, reference rate on the last day of the year.
2	The annual average is calculated as the 12-months’ average of the month-end closing rates of the European Central Bank

The potential loss in fair value on our foreign currency hedging instruments from an adverse 10% change in quoted foreign currency exchange rates would have been approximately €3 million, €54 million and €69 million for 2006, 2005 and 2004 respectively.

Commodity risk
We lease and own a fleet of vehicles and aircrafts to facilitate domestic and international delivery of mail, parcel and logistics activities. We are exposed to the risk of an increase in the prices of refined fuels, principally jet and diesel gasoline, which is used in the transportation of the goods we carry. We may enter into derivative financial instruments to hedge our expected consumption.

Although we are of the opinion that a majority of the increases in price risks can be passed on to our customers, we may use a combination of options, swaps and futures contracts to provide some protection against rising fuel and energy prices.

At 31 December 2006, we had no outstanding fuel contracts but we may enter into such contracts in the future.

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

Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, we attempt to maintain flexibility in funding by keeping committed credit lines available. A downgrade in our credit rating may negatively affect our ability to obtain funds from financial institutions and banks and increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt or incur new debt. Furthermore, other non TNT specific adverse market conditions could also turn out to have a material adverse effect on our results and financial condition.

Interest rate risk
Part of our borrowings and leases are against floating interest rates. These floating interest rates may fluctuate substantially and could have a material adverse effect on our results and financial condition in any given reporting period.

Although we generally enter into hedging arrangements and other contracts in order to attempt to reduce our exposure to interest rate fluctuations, these measures may be inadequate or may subject us to increased operating or financing costs. Our debt instruments, including debt associated with capital leases that bear interest at fixed rates of interest are exposed to fluctuations in fair value resulting from changes in market interest rates. The potential positive fair value effect from a hypothetical 10% increase from current market interest rates would have been approximately €32 million, €15 million and €11 million for 2006, 2005 and 2004, respectively. This analysis assumes a parallel shift in each currency’s yield curve of interest rates.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	118

NOTES TO THE CONSOLIDATED BALANCE SHEETS

£ 1 INTANGIBLE ASSETS: 1,785 MILLION (2005: 1,838)

STATEMENT OF CHANGES IN INTANGIBLE ASSETS
	Goodwill	Software	Other intangibles	Total

Amortisation percentage		10% - 35%	0% - 35%

Historical cost	3,280	282	120	3,682

Accumulated amortisation and impairments	(855)	(173)	(11)	(1,039)

Balance at 31 December 2004	2,425	109	109	2,643

CHANGES IN 2005

Additions	26	63	17	106

Disposals	(5)	(1)		(6)

(De)consolidation		(1)	5	4

Transfers to assets held for sale	(812)	(12)	(10)	(834)

Internal transfers/reclassifications		18	(18)

Amortisation and impairments		(49)	(16)	(65)

Exchange rate differences	(8)	1	(3)	(10)

Total changes	(799)	19	(25)	(805)

Historical cost	2,139	335	103	2,577

Accumulated amortisation and impairments	(513)	(207)	(19)	(739)

Balance at 31 December 2005	1,626	128	84	1,838

CHANGES IN 2006

Additions	99	83	20	202

Disposals	(9)	(1)		(10)

(De)consolidation			31	31

Transfers to assets held for sale	(144)	(3)	(68)	(215)

Internal transfers/reclassifications		11	(11)

Amortisation and impairments	(1)	(57)	(5)	(63)

Exchange rate differences	2			2

Total changes	(53)	33	(33)	(53)

Historical cost	2,086	402	58	2,546

Accumulated amortisation and impairments	(513)	(241)	(7)	(761)

Balance at 31 December 2006	1,573	161	51	1,785

(in € millions, except percentages)

Intangible assets as at 31 December 2006 of €211 million related to our discontinued freight management business are included in assets held for sale. €215 million included in the table above as transferred to assets held for sale represents the balance as at 1 January 2006 and does not reflect the movements (mainly related to foreign exchange effects) during 2006. Intangible assets as at 31 December 2005 of €895 million related to our discontinued logistics business are included in assets held for sale. €834 million included in the table above as transferred to assets held for sale represents the balance as at 1 January 2005 and does not reflect the movements (mainly related to foreign exchange effects) during 2005.

Goodwill is not amortised but is subject to annual impairment review.

For our impairment review purposes, all goodwill, including goodwill generated from the acquisition of TNT and GD

Express Worldwide, is allocated to the applicable cash generating units (CGUs), based on the revenue as at the date of acquisition. Of the total goodwill balance of €1,573 million, we have allocated €1,248 million to our Express Europe CGU, € 197 million to our combined CGU European Mail Networks, €95 million to our other express CGUs and €33 million to our other mail CGUs. The recoverable amount of a CGU is determined based on value in use calculations by using the discounted cash flow model. These calculations use cash flow projections based on financial budgets approved by management covering a period of 9 years (express) or 10 years (mail). TNT’s management has demonstrated that its cash flow projections have been reliable in the past. The value beyond the explicit forecast period is calculated assuming a constant cashflow as from the final year (0% growth).

We determined the budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rates used are consistent with

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

119	FINANCIAL STATEMENTS	|	CHAPTER 12

the forecasts included in industry reports. The discount rates used in the CGU valuations vary from 7.0% to 8.0% (pre-tax) to reflect specific risks relating to the relevant segments.

Software balance includes internally generated software with a book value of €121 million at 31 December 2006 (2005: 103). Other intangible assets relate to customer lists of €35 million (2005: 75) and software under construction of €16 million (2005: 8). Of the additions in software, €54 million related to selfproduced software and €29 million related to purchased software.

The estimated amortisation expenses for software and other intangibles for the subsequent five years are 2007: €18 million, 2008: €27 million, 2009: €17 million, 2010: €11 million, 2011: €8 million and after 2011: €131 million. We do not conduct fundamental research and development. Therefore we do not incur fundamental research and development costs.

£ 2 PROPERTY, PLANT AND EQUIPMENT: 1,678 MILLION (2005: 1,552)

STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Land and buildings	Plant and equipment	Aircraft	Other	Construction in progress	Total

Depreciation percentage	0% - 10%	4% - 33%	4% - 10%	7% - 25%	0%

Historical cost	1,524	1,239	372	706	47	3,888

Accumulated depreciation and impairments	(564)	(775)	(128)	(497)		(1,964)

Balance at 31 December 2004	960	464	244	209	47	1,924

CHANGES IN 2005

Capital expenditure	24	52		70	87	233

Acquisitions		1		4		5

Disposals	(2)	(6)	(1)	(8)		(17)

Exchange rate differences	9	3	3	5		20

Net additions/disposals	31	50	2	71	87	241

Depreciation and impairments	(61)	(90)	(25)	(79)		(255)

Transfers to assets held for sale	(161)	(148)		(48)	(1)	(358)

Transfers and reclassifications	36	37		16	(89)

Total changes	(155)	(151)	(23)	(40)	(3)	(372)

Historical cost	1,360	933	375	584	44	3,296

Accumulated depreciation and impairments	(555)	(620)	(154)	(415)		(1,744)

Balance at 31 December 2005	805	313	221	169	44	1,552

CHANGES IN 2006

Capital expenditure	43	75	111	70	118	417

Acquisitions	2	4		2		8

Disposals	(12)	(6)	(3)	(6)		(27)

Exchange rate differences	3	(1)	2			4

Net additions/disposals	36	72	110	66	118	402

Depreciation and impairments	(59)	(92)	(25)	(79)		(255)

Transfers to assets held for sale	(13)			(8)		(21)

Transfers and reclassifications	54	49		14	(117)

Total changes	18	29	85	(7)	1	126

Historical cost	1,385	877	477	500	45	3,284

Accumulated depreciation and impairments	(562)	(535)	(171)	(338)		(1,606)

Balance at 31 December 2006	823	342	306	162	45	1,678

(in € millions, except percentages)

Property, plant and equipment as at 31 December 2006 of €25 million related to our discontinued freight management business and our other assets held for sale is included in assets held for sale. €21 million included in the table above as transferred to assets held for sale represents the balance as at 1 January 2006 and does not reflect the movements during 2006. Property, plant and equipment as at 31 December 2005 of €345 million related to our discontinued logistics business and our other assets held for sale is included in assets held for sale. €358 million included in the table above as transferred to assets held for sale represents the balance as at 1 January 2005 and does not reflect the movements during 2005.

Historical cost refers to, amongst others, the then current value of the property, plant and equipment contributed by the former parent Royal PTT Nederland N.V. to our company

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	120

upon incorporation on 1 January 1989. The calculation of the depreciation expense on these assets takes into account the useful life that had already elapsed at that date. The book value at 31 December 2006 of these assets contributed to our company on 1 January 1989 is €74 million (2005: 100), net of accumulated depreciation of €176 million (2005: 221).

Aircraft and (spare) engines are depreciated on a straight-line basis over the shorter of the asset’s useful life and the lease term to estimated residual values of 20%. Depending on the type of aircraft, the depreciation term varies from 10 to 25 years. Spare parts are depreciated to their estimated residual value on a straight line basis over the remaining estimated useful life of the associated aircraft or engine type. All 44 aircrafts (2005: 43) are operated by the express business.

Finance leases included in the property, plant and equipment balance as at 31 December 2006 are:

	Land and buildings	Plant and equipment	Aircraft	Other	Total 2006	Total 2005

Under finance lease	26	15	110	40	191	84

Express	16	15	110	4	145	10

Mail	10			36	46	74

(in € millions)

Included in land and buildings under financial lease are lease hold rights and ground rent. The book value of the lease hold rights and ground rent in mail is €10 million, comprising a historical cost of €16 million with accumulated depreciation of €6 million. The book value of the lease hold rights and ground rent in express is €16 million, comprising a historical cost of €19 million with accumulated depreciation of €3 million.

Lease hold and ground rents expiring within 1 year amount to €1 million, lease hold and ground rents between 1 and 5 years amount to €3 million, lease hold and ground rents between 5 and 20 years amount to €16 million and lease hold and ground rents between 20 and 40 years amount to €2 million. Lease hold and ground rents contracts with indefinite terms amount to €4 million.
Lease hold rights and ground rent for land and buildings are mainly in Belgium for €10 million, in the Netherlands for €10 million and in France for €6 million.

The finance leases relating to Express increased. On 6 December 2006 we entered into a 10-year finance lease agreement pertaining to the acquisition of a Boeing 747-400 ERF. The total capitalised value of the aircraft was €110 million based upon the present value of the minimum lease payments and guaranteed residual value included as part of the transaction. The lease requires semi-annual lease payments of a base amount of €4.8 million adjusted by an interest matrix that is linked to our credit rating at the time of each semi-annual payment. The lease agreement and related documents do not include an option for us to purchase the aircraft.

Land and buildings of €34 million (2005: 33) are pledged as security to third parties, by express in Germany.

We do not hold freehold office buildings for long term investments and for long term rental income purposes. The rental income is based upon incidental rental contracts with third parties for buildings which are temporarily not in use by TNT or based upon contracts which are supportive to the primary business activities of our company.

There are no material temporarily idle property, plant and equipment at 31 December 2006 (2005: 0). The historical cost of fully depreciated property, plant and equipment that is still in use is €353 million (2005: 322) of which €175 million (2005: 150) is related to plant and equipment, €49 million (2005: 42) is related to land and buildings and €129 million is related to other (2005: 130).

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

121	FINANCIAL STATEMENTS	|	CHAPTER 12

£ 3 FINANCIAL FIXED ASSETS: 314 MILLION (2005: 273)

STATEMENT OF CHANGES IN FINANCIAL FIXED ASSETS	Investments in associates	Other loans receivable	Deferred tax assets	Prepayments and accrued income		Total

				Financial assets at fair value	Other prepayments and accrued income

Balance at 31 December 2004	84	21	253	5	140	503

Adoption of IAS 32/39					(3)	(3)

Balance at 1 January 2005	84	21	253	5	137	500

CHANGES IN 2005

Acquisitions/additions	13	3	38		2	56

Disposals/decreases	(7)		(61)			(68)

Transfers to assets held for sale	(40)	(5)	(46)	(3)	(107)	(201)

(De)consolidation			1		(4)	(3)

Withdrawals/repayments	(1)	(6)		(1)	(6)	(14)

Exchange rate differences			3		1	4

Other changes	(2)				1	(1)

Total changes	(37)	(8)	(65)	(4)	(113)	(227)

Balance at 31 December 2005	47	13	188	1	24	273

CHANGES IN 2006

Acquisitions/additions	20	1	51	16	1	89

Disposals/decreases			(26)			(26)

Transfers to assets held for sale	(3)		(3)		(1)	(7)

(De)consolidation			2		1	3

Withdrawals/repayments		(7)			(4)	(11)

Exchange rate differences			(1)			(1)

Other changes	(6)					(6)

Total changes	11	(6)	23	16	(3)	41

Balance at 31 December 2006	58	7	211	17	21	314

(in € millions)

Financial fixed assets as at 31 December 2006 of €9 million related to our discontinued freight management business is included in assets held for sale. €7 million included in the table above as transferred to assets held for sale represents the balance as at 1 January 2006 and does not reflect the movements during 2006.
Financial fixed assets as at 31 December 2005 of €160 million related to our discontinued logistics business is included in assets held for sale. €201 million included in the table above as transferred to assets held for sale represents the balance as at 1 January 2005 and does not reflect the movements during 2005.

DEFERRED TAX ASSETS
Deferred tax assets are further explained in note 23.

FINANCIAL ASSETS AT FAIR VALUE
Financial assets at fair value include our 5% equity stake in Louis Topco Limited for an amount of €15.5 million, which we obtained as part of the sale of our logistics division as at 4 November 2006. We also refer to note 8.

Also included is the fair value of a USD 139 million Interest Rate Swap of €1 million. For further disclosure on this swap, see note 13.

Financial assets at fair value include the fair value of put and call options. As agreed on 15 July 2004, on 14 October 2004, our subsidiary Royal TNT Post B.V. and Essent N.V. established a company named Cendris BSC Customer Contact B.V. in which the ordinary share capital, carrying equal voting rights, is split 51% and 49% respectively. Cendris BSC Customer Contact B.V. provides call centre activities to TNT, Essent N.V. and third parties. The terms and conditions of the shareholders agreement provide Royal TNT Post B.V. with the option to call, as of 14 October 2007, on the shares of Essent N.V. and for Essent N.V. to put, as of 14 October 2007, its shares to Royal TNT Post B.V. where the price is determined by the fair market value of the shares. As the call option is based on the fair market value of the shares, the fair market value of the call option is zero.

OTHER PREPAYMENTS AND ACCRUED INCOME
The opening balance sheet adjustment in 2005 for adoption of IAS 32/39 relates to the changed accounting policy for the 5.125% Eurobond 2008 of which €3 million relates to the issuing costs still to be amortised. These capitalised costs are included in the valuation at amortised cost and stated as part of the book value of the 5.125% Eurobond 2008.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	122

INVESTMENTS IN ASSOCIATES
The goodwill balance included in investments in associates at 31 December 2006 is nil (2005: 1). The result from investments in associates at 31 December 2006 amounts to €-6 million (2005:-2) and is included in ‘Other changes’.

Our investment in Logispring Investment Fund Holding B.V. is our most significant investment in an associate. We account for this investment using the equity method.
Key information regarding this investment (on a stand alone basis) is as follows and includes balances at 100%:

	Year ended at 31 December

	2006	2005	2004

Non-current assets	52	41	30

Current assets	0	0	0

Equity	52	41	30

Non-current liabilities	0	0	0

Current liabilities	0	0	0

Net sales	0	0	0

Operating income	0	0	0

Profit attributable to the shareholders	(5)	(3)	(3)

Net cash from operating activities	0	0	0

Net cash used in investing activities	(16)	(13)	(10)

Net cash used in financing activities	16	13	10

Change in cash from continuing operations	0	0	0

(in € millions)

£ 4 INVENTORY: 29 MILLION (2005: 29)

	At 31 December

	2006	2005

Raw materials and supplies	9	9

Finished goods	20	20

Total	29	29

(in € millions)

Total inventory of €29 million (2005: 29) is valued at historical cost for an amount of €35 million (2005: 33) and is stated net of provisions for obsolete items amounting to €6 million (2005: 4). There are no inventories carried at net realisable value (2005: 0) and no inventories are pledged as security for liabilities as at 31 December 2006. The balance of inventories that is expected to be recovered after 12 months is €1 million (2005: 0).

No inventory as at 31 December 2006 relating to our discontinued freight management business is included in assets held for sale. Inventory as at 31 December 2005 of €22 million related to our discontinued logistics business is included in assets held for sale.

£ 5 ACCOUNTS RECEIVABLE: 1,561 MILLION (2005: 1,471)

	At 31 December

	2006	2005

Trade accounts receivable - total	1,380	1,351

Provision for impairment	(61)	(58)

Trade accounts receivable - net	1,319	1,293

Vat receivable	27	20

Accounts receivable from associates		2

Other	215	156

Total	1,561	1,471

(in € millions)

The fair value of the accounts receivable approximates its carrying value. We have not recognised any material loss for the impairment of trade accounts receivable during the year ended 31 December 2006 and 31 December 2005. Other accounts receivables mainly include receivables from insurance companies, deposits and various other items. The balance of accounts receivable that is expected to be recovered after 12 months is €1 million (2005: 3). Accounts receivable as at 31 December 2006 of €112 million related to our discontinued freight management business is included in assets held for sale. Accounts receivable as at 31 December 2005 of €695 million related to our discontinued logistics business is included in assets held for sale.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

123	FINANCIAL STATEMENTS	|	CHAPTER 12

£ 6 PREPAYMENTS AND ACCRUED INCOME: 227 MILLION (2005: 218)

Prepayments and accrued income include amounts paid in advance to cover costs that will be charged against income in future years and net revenues not yet invoiced. At 31 December 2006, prepayments amounted to €70 million (2005: 73). There is no balance that is expected to be recovered after 12 months (2005: 2).

Prepayments and accrued income also includes all outstanding short term foreign exchange forward contracts at fair value for an amount of €3 million (2005: 6). The fair value has been calculated at the relevant market (forward) rates at 31 December 2006. The notional principal amount of the outstanding foreign exchange forward contracts at 31 December 2006 is €282 million (2005: 482).

Prepayments and accrued income as at 31 December 2006 of €23 million related to our discontinued freight management business is included in assets held for sale. Prepayments and accrued income as at 31 December 2005 of €157 million related to our discontinued logistics business is included in assets held for sale.

£ 7 CASH AND CASH EQUIVALENTS: 297 MILLION (2005: 559)

Cash and cash equivalents comprise cash at bank and in hand of €234 million (2005: 325). Short term bank deposits are €63 million (2005: 234). The effective interest rate during 2006 on short term bank deposits was 3% and the average outstanding amount was €78 million with an average maturity of 1.7 days. Included in cash and cash equivalents is €74 million (2005: 140) of restricted cash. The fair value of cash and cash equivalents approximates the carrying value.

Cash and cash equivalents as at 31 December 2006 of €29 million related to our discontinued freight management business are included in assets held for sale. Cash and cash equivalents as at 31 December 2005 of €104 million related to our discontinued logistics business are included in assets held for sale.

£ 8 ASSETS HELD FOR SALE: 409 MILLION (2005: 2,378) LIABILITIES RELATED TO ASSETS CLASSIFIED AS HELD FOR SALE: 146 MILLION (2005: 1,230)

On 6 December 2005 we announced a strategy to focus on our core competency of providing delivery services by expertly managing delivery networks and our intention of selling the logistics business. On 23 August 2006 we announced that we have signed a Sale and Purchase Agreement on the sale of the logistics business. On 4 November 2006 we completed the sale of the logistics division to affiliates of Apollo Management L.P.

The logistics division was shown as an asset held for sale as at 31 December 2005.

On 30 October 2006 we announced, as part of the strategy to focus on our core competency, the decision to divest our freight management business. On 16 November 2006 we signed a Sale and Purchase Agreement to sell our freight management business to French logistics service provider Geodis SA. On 5 February 2007 we completed the sale. The freight management business is shown as an asset held for sale as at 31 December 2006.

The combined assets and liabilities as held for sale for 2005 and 2006 are specified below:

	At 31 December

BALANCE SHEETS	2006	2005

Intangible assets	211	895

Property, plant and equipment	25	345

Financial fixed assets	9	160

Current assets	164	978

Total assets	409	2,378

Deferred tax liabilities	6	30

Provisions for pension liabilities	4	107

Other non-current liabilities	2	133

Current liabilities	134	960

Total liabilities	146	1,230

(in € millions)

The assets and liabilities as at 31 December 2006 relates to the decision taken to divest our freight management business. The assets and liabilities held for sale as at 31 December 2005 largely relates to our logistics business.
All inter-company balances as at 31 December 2006 and 31 December 2005 between our discontinued business and our continuing business have been eliminated.

As at 31 December 2006, assets of €409 million include €11 million of assets held for sale in the mail segments and €6 million in the express segment are not related to our discontinued freight management business. The difference between the remaining assets of €392 million and liabilities of €146 million consists of a combination of equity and financing from TNT.
As at 31 December 2005, assets of €2,378 million include €12 million of assets held for sale in the express and mail segments and are not related to our discontinued logistics business. The difference between the remaining assets of €2,366 million and liabilities of €1,230 million consists of a combination of equity and financing from TNT.

As at 31 December 2006 the total guarantees for our discontinued freight management business amounted to €32 million, of which €12 million related to corporate guarantees and €20 million to bank guarantees. All the guarantees of the discontinued business were financial guarantees.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	124

The combined statements of income of our discontinued operations for the last three years are shown below:

	Year ended at 31 December

	2006	2005	2004

Net sales	3,769	4,331	3,847

Other operating revenues	8	14	13

Total revenues	3,777	4,345	3,860

Other income	(24)	(98)

Total operating expenses	(3,698)	(4,253)	(3,721)

Operating income	55	(6)	139

Net financial (expense)/income	(63)	(69)	(62)

Results from investments in associates	(45)		(1)

Profit/(loss) before taxes	(53)	(75)	76

Income taxes	(17)	(34)	(47)

Profit/(loss) for the year	(70)	(109)	29

Post-tax result disposal assets held for sale	(87)

Profit attributable to minority interests			(3)

Profit/(loss) from discontinued operations	(157)	(109)	32

Earnings from discontinued operations per ordinary share (in € cents)	(37.3)	(24.0)	6.8

Earnings from discontinued operations per diluted ordinary share (in € cents)	(37.0)	(23.9)	6.8

(in € millions, except per share data)

Inter-company revenues and related expenses of €55 million have not been eliminated in our statements of income related to our discontinued business. Net interest expense of €52 million (2005: 53; 2004: 49) related to debt, as part of our cash management strategy, that can be allocated to our discontinued business has been included in the statements of income. The statements of income also include costs related to shared services of €18 million (2005: 23; 2004: 14) directly attributable to our discontinued business.

The combined cash flows relating to our discontinued operations are as follows:

	Year ended at 31 December

	2006	2005	2004

Net cash from operating activities	(63)	43	268

Net cash used in investing activities	(30)	(22)	(24)

Net cash used in financing activities	36	8	(202)

Change in cash from discontinued operations	(57)	29	42

Cash at the beginning of the year	136	101	60

Exchange rate differences	(2)	6	(1)

Change in cash from discontinued operations	(57)	29	42

Cash divested with sale Logistics business	(48)

Cash at the end of the year	29	136	101

(in € millions)

Hereafter the separate statements of income and cash flow statements for the logistics business are shown.
It should be noted that the 2006 figures for the logistics business are as of and through 4 November 2006 and are therefore not fully comparable to 2005 and 2004.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

125	FINANCIAL STATEMENTS	|	CHAPTER 12

	Year ended at 31 December

STATEMENT OF INCOME LOGISTICS DIVISION	2006	2005	2004

Net sales	2,925	3,542	3,568

Other operating revenues	8	14	13

Total revenues	2,933	3,556	3,581

Other income	(24)	(98)

Total operating expenses	(2,866)	(3,475)	(3,448)

Operating income	43	(17)	133

Net financial (expense)/income	(54)	(63)	(60)

Results from investments in associates	(45)		(1)

Profit/(loss) before taxes	(56)	(80)	72

Income taxes	(10)	(31)	(44)

Profit/(loss) for the year	(66)	(111)	28

Post-tax result disposal assets held for sale	(87)

Profit attributable to minority interests			(3)

Profit/(loss) from discontinued operations	(153)	(111)	31

(in € millions)

2006 DISCONTINUED LOGISTICS BUSINESS
On 4 November 2006 TNT completed the sale of the logistics division to affiliates of Apollo Management L.P. The total transaction value was €1,480 million on a cash and debt free basis. Taking into account deductions by the buyer for finance leases, pension and other employee benefits, and various costs for separation and rebranding, we received proceeds of €1,335 million, of which €15.5 million was received in the form of a 5% equity stake in Louis Topco Limited.
In 2006 discontinued logistics operations resulted in an operating income of €43 million. Included in this income is a €35 million loss in respect of a provision for onerous contracts. In the first quarter of 2006 the remainder of our French operations was sold to the French cargo transport operator Malherbe and Pierre-Michel Mendy/ Groupe Lapegue resulting in a total loss of €26 million, recorded in ‘Other income’. The loss in 2006 of €45 million on ‘Result from investments in associates’ relates mainly to a €43 million asset impairment in respect of TNT’s 20% equity interest in Global Automotive Logistics SAS.
The post-tax transaction loss on disposal assets held for sale of the logistics business amounts to €87 million and includes various deal related expenses and the portion of our cumulative translation adjustment that relates to our divested logistics business resulting in a charge of €12 million. For 2006 the total loss from discontinued operations related to the logistics business amounted to €153 million.

2005 DISCONTINUED LOGISTICS BUSINESS
The total amount of our results from discontinued logistics operations for 2005 includes the results of the sale of the majority of our French operations to Norbert Dentressangle and to Malherbe amounting to a loss of €102 million, pre-tax. The result of the sale was recorded in ‘Other income’.

	Year ended at 31 December

CASH FLOW STATEMENTS LOGISTICS DIVISION	2006	2005	2004

Net cash from operating activities	(79)	28	250

Net cash used in investing activities	(29)	(19)	(22)

Net cash used in financing activities	53	19	(216)

Change in cash from discontinued operations	(55)	28	12

Cash at the beginning of the year	104	71	60

Exchange rate differences	(1)	5	(1)

Change in cash from discontinued operations	(55)	28	12

Cash at the end of the year	48	104	71

(in € millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	126

Hereafter the separate statements of income and cash flow statements for the freight management business are shown.

	Year ended at 31 December

STATEMENT OF INCOME FREIGHT MANAGEMENT BUSINESS	2006	2005	2004

Net sales	844	789	279

Other operating revenues

Total revenues	844	789	279

Other income

Total operating expenses	(832)	(778)	(273)

Operating income	12	11	6

Net financial (expense)/income	(9)	(6)	(2)

Results from investments in associates

Profit/(loss) before taxes	3	5	4

Income taxes	(7)	(3)	(3)

Profit/(loss) for the year	(4)	2	1

Post-tax result disposal assets held for sale

Profit attributable to minority interests

Profit/(loss) from discontinued operations	(4)	2	1

(in € millions)

In 2006 profit decreased by €6 million compared to 2005. This largely relates to the costs associated with the sale of freight management.

	Year ended at 31 December

CASH FLOW STATEMENTS FREIGHT MANAGEMENT BUSINESS	2006	2005	2004

Net cash from operating activities	16	15	18

Net cash used in investing activities	(1)	(3)	(2)

Net cash used in financing activities	(17)	(11)	14

Change in cash from discontinued operations	(2)	1	30

Cash at the beginning of the year	32	30

Exchange rate differences	(1)	1

Change in cash from discontinued operations	(2)	1	30

Cash at the end of the year	29	32	30

(in € millions)

£ 9 EQUITY: 2,008 MILLION (2005: 3,279)

Equity consists of shareholders’ equity attributable to the equity holders of the parent of €1,983 million (2005: 3,262) and minority interest of €25 million (2005: 17). Equity attributable to the holders of the parent consists of the following items:

ISSUED SHARE CAPITAL
Issued share capital amounted to €203 million at 31 December 2006 (2005: 230; 2004: 230). The number of authorised, issued and outstanding shares by class of share is as follows:

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

127	FINANCIAL STATEMENTS	|	CHAPTER 12

		At 31 December

	2006	2005	2004

Authorised	1,800,000,000	2,400,000,000	2,400,000,000

Ordinary shares	900,000,000	1,200,000,000	1,200,000,000

Preference B	899,999,999	1,199,999,999	1,199,999,999

Special share	1	1	1

Issued and outstanding	422,767,601	480,000,000	480,259,523

Ordinary shares	422,767,600	479,999,999	480,259,522

of which held by the company to cover share plans	2,884,441	3,791,438	4,979,942

of which held by the company for cancellation	27,640,543	29,460,477	7,600,000

Preference B	0	0	0

Special share	1	1	1

of which held by the company for conversion	1	0	0

AUTHORISED SHARE CAPITAL
By deed of 27 February 2006 our articles of association were amended. As of that date our authorized capital amounts to €864 million, divided into 900,000,000 ordinary shares, 1 special share and 899,999,999 preference shares B of €0.48 nominal value each. Prior to the amendment our authorised share capital amounted to €1,152 million and was divided into 1,200,000,000 ordinary shares, 1 special share and 1,199,999,999 preference shares B of €0.48 nominal value each.

FORM OF SHARES
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

REPURCHASE OF SHARES TO COVER SHARE PLANS
During 2006 we purchased 2,700,000 ordinary shares to cover our obligations under the existing management option plans and share grants. Per 31 December 2006 the total number of shares held is 2,884,441 (2005: 3,791,348; 2004: 4,979,942). TNT shares held by ourselves are not entitled to receive dividends nor have voting rights.

REPURCHASE OF SHARES / REDUCTION OF THE ISSUED SHARE CAPITAL BY CANCELLATION OF SHARES
Over the years 2004 – 2006 we repurchased shares for cancellation. Out of a total of 20.7 million ordinary shares purchased from the State of the Netherlands in 2004 and 2005, 259,523 shares were cancelled in 2005. Cancellation of these shares became effective on 16 June 2005 following a resolution to that effect taken by the annual general meeting held on 7 April 2005.
The cancellation of the remaining number of 20,440,477 shares became effective as per the date of the amendment of our articles of association on 27 February 2006.

Under the share buy back programme announced on 6 December 2005, we purchased 9,020,000 million ordinary shares in December 2005 and 27,201,625 million ordinary shares in the period 1 January up to 14 April 2006. On 20 April 2006 the annual general meeting of shareholders resolved to cancel the 36,221,625 ordinary shares purchased under the programme up to 14 April 2006. The cancellation of these shares became effective as of 27 June 2006. On 29 September 2006 the Extraordinary General Meeting of Shareholders resolved to cancel 570,297 ordinary shares that had been repurchased under the programme since 14 April 2006. The cancellation of these shares became effective as at 12 December 2006.
In 2006, the total number of issued and outstanding ordinary shares thus decreased by 57,232,399. At a nominal value of €0.48 per share, the cancellation equals an amount of €27 million.
We commenced a further buy back programme of €1,000 million on 6 November 2006. In total 27,640,543 million shares were repurchased during 2006. We therefore owned and held for cancellation 27,640,543 ordinary shares at 31 December 2006 (2005: 29,460,477; 2004: 7,600,000). This share buy back program was completed on 23 January 2007 with the repurchase of a total of 3,307,164 ordinary shares in 2007. A proposal to further reduce the issued share capital by cancellation of the total of 30,947,707 shares repurchased under the November 2006 announced programme will be included in the agenda of the annual general meeting of 2007. At the meeting we can not vote on the shares held by us in our own capital.
The number of shares repurchased during each month of 2006 and the average purchase price per month are set out in the table hereafter.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	128

REPURCHASED IN:

	Number of shares purchased [1]	Average price paid per share (in €)	Total number of shares purchased as part of publicly announced plans or programmes	Approximate value of shares that may yet be purchased as part of publicly announced plans or programmes (in € million)

Plan announced on 6 December 2005 [2]

January	8,182,752	26.79	17,202,752	550

February	6,267,000	27.68	23,469,752	377

March	8,665,000	27.68	32,134,752	137

April	4,657,170	29.33	36,791,922	0

Plan announced on 3 May 2006 [3]

May	2,700,000	29.34	2,700,000	0

Plan announced on 6 November 2006 [4]

November	23,768,386	32.09	23,768,386	237

December	3,872,157	32.03	27,640,543	113

Total number of shares purchased in 2006	58,112,465	28.50

1	Between 24 May 2006 and 6 November 2006 we purchased no shares.
2	This plan to repurchase up to €1 billion worth of own shares was expired upon its completion on 19 April 2006.
3	This plan to repurchase 2.7 million own shares to cover our obligation under the existing management option plans and share grants was expired upon its completion on 23 May 2006.
4

This plan to repurchase up to €1 billion worth of own shares was not expired 31 December 2006. The then remaining value of €113 million was repurchased in January 2007.
The plan expired upon completion on 23 January 2007.

SPECIAL SHARE
On 17 November 2006, the State of the Netherlands transferred its special share in the company for free to TNT. For the background to this transaction see Note 32. The conversion of the special share into an ordinary share will also be an item for the annual general meeting of 2007 as part of a proposed amendment to the articles of association of the Company.

PREFERENCE SHARES
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

ADDITIONAL PAID IN CAPITAL
Additional paid in capital of €1,245 million (2005: 1,421) is exempt for Dutch tax purposes.

CUMULATIVE TRANSLATION ADJUSTMENT
In 2006 the cumulative translation adjustment increased by €11 million (2005: 19). This is including an amount of €12 million, being the portion of our cumulative translation adjustment that relates to our divested logistics business. The €12 million was released from equity and charged to income.
The remainder of €-1 million (2005: 19) is the movement in exchange differences on converting foreign subsidiaries of TNT N.V. into euros. These differences are charged or credited to the cumulative translation adjustment, net of taxation.

The cumulative translation adjustment reserve is a statutory reserve, which cannot be distributed to the equity holders of the company.

HEDGE RESERVES
Movements on cash flow hedges amounted to €-9 million (2005:-12) resulting from the fair value movement on the €600 million and USD 306 million of forward starting interest swaps, net of taxes.

The hedge reserve is a statutory reserve, which cannot be distributed to the equity holders of the company.

OTHER RESERVES
The other reserves of €0 (2005: 1,080) decreased by €1,080 million compared to 2005. This largely relates to the repurchase of shares in 2006. For more details on the repurchase plans announced in 2006, we refer to our description above.

The appropriation of net income from 2005 which is added to the Other reserves in 2006 amounts to €386 million (2005: 489).

In 2006 we increased our equity representing the fair value of share based transactions for an amount of €13 million (2005: 10).

The other movement of €54 million (2005: 28) includes the share grants of 2006 and 2005 and exercise rights of option plans of prior years.

RETAINED EARNINGS
The profit for 2006 has been calculated as the net income for 2006 of TNT N.V. and all its subsidiaries. The 2006 unappropriated component is €561 million (2005: 559), containing the net profit of €670 million (2005: 659) and the paid interim dividend 2006 of €109 million (2005: 100). Subject to the approval of the general meeting of shareholders, the Board of Management proposes to add €378 million (2005:386) to other reserves and to pay €183 million (2005:173) as final dividend.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

129	FINANCIAL STATEMENTS	|	CHAPTER 12

£ 10 PROVISIONS FOR PENSION LIABILITIES: 23 MILLION (2005: 136)

We operate a number of pension plans around the world. Most of our non-Dutch pension plans are defined contribution plans. For our non-Dutch employees we also operate other post-employment benefit plans and defined benefit plans, for which the liabilities are separately covered by private insurers and foreign pension funds.

Our main Dutch company pension plan (main plan), which is externally funded in “Stichting Pensioenfonds TNT” (main fund), covers the employees who are subject to our collective labour agreement in the Netherlands. The majority of all our Dutch employees are subject to the collective labour agreement. The plan covers some 91,000 participants including approximately 11,000 pensioners and some 32,000 former employees. By Dutch law the plan is carried out by a separate legal entity and is managed by an independent board that falls under the supervision of the Nederlandsche Bank (DNB).

As of 1 January 2006 new fiscal regulations apply to the Dutch pension plans. The early retirement scheme remains in force for the employees born before 1950. The retirement date has been increased however with 3.5 months. The early retirement scheme is no longer applicable for employees born on or after 1950. Depending upon age an additional arrangement is applicable for this group:
•	Employees as from the age of 39 on 1 January 2005 receive conditional additional pension benefits to be accrued over the next 15 years and provided for only if the employee will remain a participant until the retirement date or 31 December 2020;
•	Employees as from the age of 50 on 1 January 2005 receive additional salary (between 2% and 10% depending upon age);
•	Employees who would have been eligible for an early retirement allowance after 40 years of service, have the possibility to retire early for 50% while receiving a 90% payment.

The early retirement scheme and additional arrangements are collectively referred to as the transitional plan.

In the main plan only the employer contributes to the fund. The level of contribution is based upon actuarial recommendations.The total contribution to the main pension fund amounted to €87 million in 2006 (2005: 145) and is estimated to be €101 million in 2007. The benefits for the transitional plans amounted to €107 million in 2006 (2005: 98) and are estimated at €97 million for 2007. The main fund runs an actively managed investment portfolio. The main fund uses asset and liability management studies that generate future scenarios to determine its optimal asset mix. During 2006, the dynamic weight of equity investments increased to 48.4%, the dynamic weight of fixed interest investments decreased to 37.9% and the weight of real estate and alternative investments increased to 13.2%. The plan assets may from time to time include investment in TNT’s own financial instruments through indirect holdings by mutual funds. However, these indirect holdings are an immaterial share of the total plan assets. The plan assets do not include property occupied by or other assets used by TNT.

Derivatives of equity and debt instruments (e.g. SWAPs) may be used to realise changes in investment portfolio, to hedge against unfavourable market developments or to adjust the matching of assets and liabilities.

The liabilities of our main plan and transitional plan cover approximately 92.3% of our liabilities for post-employment benefits and the assets cover approximately 92.3% of our total plan assets. The return on plan assets was 8.5% in 2006 (2005: 12.7%).

			At 31 December

	Actual mix		Strategic mix

	2006	2005	2007	2006

Equities	48.4%	47.5%	45%	45%

Fixed interest and Inflation linked Bonds	37.9%	44.6%	40%	40%

Real estate and alternative investment	13.2%	7.9%	15%	15%

Cash	0.5%

Total	100.0%	100.0%	100%	100%

HISTORICAL RETURNS

	2006	10-year average	Average since plan inception

Equities	15.2%	10.6%	9.0%

Fixed interest and Inflation linked Bonds	0.0%	5.9%	7.3%

Real estate and alternative investment	18.5%	10.2%	7.5%

Total
8.5
	%
7.8
		%
8.2
			%

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	130

PENSION COSTS RECOGNISED IN THE STATEMENTS OF INCOME
Inherent to the valuation of our pensions and the determination of our pension cost are key assumptions which include: employee turnover, mortality rates and retirement ages, discount rates, expected long term returns on plan assets, pension increases and future wage increases, which are usually updated on an annual basis at the beginning of each financial year. Actual circumstances may vary from these assumptions giving rise to a different pension liability, which would be reflected as an additional profit or expense in our statement of income, in the next year.

In 2006, our expense for post-employment benefit plans was €120 million (2005: 149). Total cash contributions for pensions in 2006 amounted to €230 million (2005: 264) and are expected to amount to approximately €210 million in 2007.

STATEMENT OF CHANGES IN PROVISIONS FOR PENSION LIABILITIES

	Balance at 1 January 2006	Transfer to discontinued businesses	Employer pension expense	Contributions/ Other	Balance at 31 December 2006

Provision for pension liabilities	(78)	3	(111)	222	36

of which main pension plan in the Netherlands	377		(12)	87	452

of which transitional plan in the Netherlands	(480)		(86)	107	(459)

of which other pension plan	25	3	(13)	28	43

Other post-employment benefit plans	(58)		(9)	8	(59)

Total post-employment benefit plans	(136)	3	(120)	230	(23)

(in € millions)

The provision for pension liabilities including liabilities related to other post-employment benefit plans as at 31 December 2006 of €4 million, related to our discontinued freight management business and is included in liabilities related to assets classified as held for sale. €3 million included in the table above as transferred to discontinued business, represents the balance as at 1 January 2006 and does not reflect the movements during 2006.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

131	FINANCIAL STATEMENTS	|	CHAPTER 12

The funded status of our pension plans at 31 December 2006 and 2005 and to the employer pension expense for 2006 and 2005, is presented in the table below.

PENSION DISCLOSURES

	2006	2005 [1]

CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning of year	(5,398)	(4,887)

Transfer to discontinued businesses	3	44

Service costs	(171)	(160)

Interest costs	(237)	(235)

Other movements	(3)	13

Amendments/foreign currency effects	4	18

Prior service costs/termination benefit costs		(55)

Curtailments/settlements	12	45

Actuarial (loss)/gain	221	(353)

Benefits paid	196	172

Benefit obligation at end of year	(5,373)	(5,398)

CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning of year	4,216	3,693

Transfer to discontinued businesses		(45)

Actual return on plan assets	405	490

Contributions	243	264

Amendments/foreign currency effects		(14)

Benefits paid	(196)	(172)

Fair value of plan assets at end of year	4,668	4,216

FUNDED STATUS AS AT 31 DECEMBER

Funded status	(705)	(1,182)

Unrecognised net actuarial loss	732	1,094

Unrecognised prior service costs	9	10

Pension liabilities	36	(78)

Other employee benefit plans	(59)	(58)

Provisions for pension liabilities	(23)	(136)

COMPONENTS OF EMPLOYER PENSION EXPENSE

Service costs	(171)	(160)

Interest costs	(237)	(235)

Expected return on plan assets	346	301

Amortisation of actuarial loss	(58)	(54)

Curtailment gain	11

Other costs	(2)	7

Employer pension expense	(111)	(141)

Other post employment benefit plan expenses	(9)	(8)

Total post employment benefit expenses	(120)	(149)

WEIGHTED AVERAGE ASSUMPTIONS AS AT 31 DECEMBER

Discount rate	4.7%	4.3%

Expected return on plan assets	7.9%	7.9%

Rate of compensation increase	2.0%	2.0%

Rate of benefit increase	2.0%	2.0%

(in € millions, except percentages)
1 All 2005 balances include balances related to our discontinued freight management business.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	132

Our pension costs are affected by the discount rate used to measure pension obligations and the expected long-term rate of return on plan assets. Management reviews these and other assumptions every year. Measurement date for our post-employment benefits is 31 December. Changes in assumptions may occur as a result of economic and market conditions. The impact of changes on the annual pension expense can be found in the table ‘change in assumptions’ hereafter. If actual results differ from those assumed, this will generate actuarial gains or losses. These are amortised over the remaining average service lives of employees if they exceed the 10%-corridor.

The discount rate is based on the long-term yield on high quality corporate bonds, including a correction for the duration-mismatch based on the yield curve used by Dutch pension funds as published by DNB.
The duration of the available corporate bonds index (AA 10+) is around 12. The duration of the pension liabilities is around 18. The yield on these bonds is corrected for this duration-mismatch.

Management considers various factors to determine the expected return on plan assets. The expected return is based on the current long-term rates of return on bonds and applies to these rates a suitable risk premium for the different asset components. The premium is based on the plan’s asset mix, historical market returns and current market expectation.

Returns are linked to the strategic objective of the Stichting Pensioenfonds TNT, as annually reported in the Asset Liability Management study of the main fund. This main fund controls 92.3% of our total plan assets. Ultimately the long-term objective is to protect the assets from erosion of purchase power, and to provide long-term growth of capital without excessive exposure to risk. The duration of the plan liabilities determines the investment strategy. The assets are managed by outside investment managers. Active management strategies are utilised in an effort to realize investment returns in excess of market indices. This programme provides a reasonable expectation that returns can be achieved that exceeds indexed funds. The main fund establishes the investment policy and strategy, including the selection of investment managers, setting long term strategic targets and monitoring. The strategic asset mix is a target and not a limitation. The fund may approve components of the asset mix above or below targeted range. The fund may decide to rebalance or change the asset mix periodically.

Assumptions regarding future mortality are based on advice, published statistics and experience per country. The majority of the defined benefit obligation relates to participants in the Netherlands. In the Netherlands the average life expectancy of men after retiring at the age of 65 is 16.9 years (2005: 16.4). The equivalent expectancy for women is 21.3 years (2005: 20.8).

Funded status defined benefit plans
The table below reconciles the opening and closing balances of the present value of the defined benefit obligation and the fair value of plan assets for the other defined benefit pension plans. Included in the provision for pension liabilities are other employee benefits for the unfunded defined benefit Trattamento di Fine Rapporto (“TFR”) in Italy of €59 million (2005: 58).

The amounts recognised in the balance sheet are determined as follows:

	At 31 December

	2006	2005

Present value of funded benefit	(4,551)	(4,530)
obligations

Fair value of plan assets	4,668	4,216

Unfunded status	117	(314)

Present value of unfunded benefit	(822)	(868)
obligations

Unrecognised liability	741	1,104

Other employee benefit plans	(59)	(58)

Liability in the balance sheet	(23)	(136)

(in € millions)

The table below shows the sensitivity of the employer pension expense to deviations in assumptions.

CHANGE IN ASSUMPTIONS

	%-change in assumptions	change in employer pension expense

Employer pension expense		(111)

Discount rate	+ 0.5%	39

Expected return on plan assets	+0.5%	21

Rate of compensation increase	+0.5%	(20)

Rate of benefit increase	+0.5%	(69)

Employer pension expense		(111)

Discount rate	(0.5)%	(64)

Expected return on plan assets	(0.5)%	(22)

Rate of compensation increase	(0.5)%	21

Rate of benefit increase	(0.5)%	50

(in € millions, except percentages)

The table below shows the defined benefit obligation, fair value of plan assets and experience adjustments thereon for the current annual period and previous four annual periods. The experience adjustment is the difference between the expected and actual position at the end of the year, excluding the effect of changes in assumptions. The experience adjustment of the defined benefit obligation can not be reliably determined for previous years.

	At 31 December

	2006	2005	2004	2003	2002

Defined benefit obligation	(5,373)	(5,398)	(4,887)	(3,727)	(3,306)

Experience adjustment gain/(loss)	(0.4% )

Fair value of plan assets	4,668	4,216	3,693	3,277	2,833

Experience adjustment gain/(loss)	1.2%	4.7%	0.4%	2.3%	(16.9% )

Unfunded status	(705)	(1,182)	(1,194)	(450)	(473)

(in € millions, except percentages)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

133	FINANCIAL STATEMENTS	|	CHAPTER 12

The table below shows the expected future benefits per year for pension funds related to TNT plans. The benefits include all expected payments by the fund or TNT to the pensioners, including the Dutch transitional plan.

Amounts expensed in the consolidated statements of income related to defined contribution plans were €35 million (2005: 26).

Year	Expected benefits as at 31 December 2006

2007	179

2008	202

2009	215

2010	231

2011	244

2012-2016	1,203

(in € millions)

£ 11 OTHER EMPLOYEE BENEFITS: 57 MILLION (2005: 49)

Other employee benefit obligations

Balance at 31 December 2005	49

Additions	13

Withdrawals	(5)

Total changes	8

Balance at 31 December 2006	57

(in € millions)

No other employee benefits as at 31 December 2006 were transferred to liabilities related to assets classified as held for sale.

Other employee benefits consist of provisions related to jubilee payments €32 million (2005: 33), long-service benefits €14 million (2005: 11), long term disability benefits €2 million (2005: 5) and other employee benefits of €9 million.

Short term employee benefits, such as salaries, profit sharing and bonuses are discussed in note 19.

£ 12 STATEMENT OF CHANGES IN OTHER PROVISIONS: 193 MILLION (2005: 134)

STATEMENT OF CHANGES IN OTHER PROVISIONS
	Restructuring	Claims and indemnities	Other	Total

Balance at 31 December 2005	43	52	39	134

of which included in other provisions (non-current)	29	45	31	105

of which included in short term provisions	14	7	8	29

CHANGES IN 2006

Additions	33	104	10	147

Withdrawals	(25)	(40)	(9)	(74)

(De)consolidation			(2)	(2)

Transfers to liabilities related to assets classified as held for sale			(1)	(1)

Reclassification	2		(2)

Other/releases	(8)		(3)	(11)

Total changes	2	64	(7)	59

Balance at 31 December 2006	45	116	32	193

of which included in other provisions (non-current)	26	58	22	106

of which included in short term provisions	19	58	10	87

(in € millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	134

Provisions as at 31 December 2006 of €1 million related to our discontinued freight management business is included in assets held for sale. €1 million included in the table above as transferred to liabilities related to assets classified as held for sale represents the balance as at 1 January 2006 and does not reflect the movements during 2006.

Provisions for restructuring include provisions related to employee related restructuring projects in the express division for €4 million and in the mail division for €41 million. Restructuring in our mail division includes projects for mail activities in the Netherlands. During the year approximately 528 (2005: 430) employees were made redundant through such reorganisations, as a result of a combination of efficiency improvements and the impact of restructuring of the operations of our customers. Of the employees made redundant during the year, paid via the restructuring provisions, 152 (2005: 360) related to mail, 376 (2005: 70) related to employees in express.

Provisions for claims and indemnities include provisions for insurance claims from third parties with respect to our ordinary business activities as well as indemnities and disputes related to the sale of our discontinued operations. More detailed information relating to these provisions is not provided since such information is expected to prejudice our position with respect to these indemnities and disputes.

Other provisions consists of onerous contracts and dilapidation provisions.

The estimated utilisation in 2007 is €87 million, in 2008 €15 million, 2009 €9 million and 2010 and beyond €82 million.

£ 13 LONG TERM DEBT: 1,183 MILLION (2005: 1,071)

	At 31 December

CARRYING AMOUNTS AND FAIR VALUE OF LONG TERM DEBT	2006		2005

	Carrying	Fair	Carrying	Fair
	Amount	value	Amount	value

Euro Bonds	1,004	1,060	1,009	1,094

Finance leases	146	143	24	24

Other loans	14	14	31	31

Interest rate swaps	19	19	7	7

Total long term debt	1,183	1,236	1,071	1,156

(in € millions)

Long term debt as at 31 December 2006 of €1 million related to our discontinued freight management business is included in liabilities relating to assets classified as held for sale. Long term debt as at 31 December 2005 of €61 million related to our discontinued logistics business is included in liabilities relating to assets classified as held for sale.

The table below sets forth the carrying amounts of interest-bearing long term liabilities (including the current portion) during each of the following five years and thereafter:

TOTAL BORROWINGS	Euro Bonds	Finance leases	Other loans	Interest rate swaps	Short term bank debt	Total

2007		12	326	4	41	383

2008	633	12	6	11		662

2009		11	1			12

2010		11	2			13

2011		15	1			16

Therafter	371	97	4	8		480

Total borrowings	1,004	158	340	23	41	1,566

of which included in long term debt	1,004	146	14	19		1,183

of which included in other current liabilities		12	326	4	41	383

(in € millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

135	FINANCIAL STATEMENTS	|	CHAPTER 12

EUROBOND
The fair value of long term interest bearing debt, net of current portion, has been estimated by calculating the discounted value of the loan portfolio using an estimated yield curve, appropriate for the contract terms in effect at the end of the year. The carrying amounts of current portion of long term debt approximate their fair value.

In 2001, TNT N.V. issued a €1 billion 5.125% Eurobond 2008. In 2005 €354 million of the €1 billion 5.125% Eurobond 2008 was exchanged for €386 million of a new 10-year 3.875% Eurobond 2015. At the time of the exchange, the 2015 bond was increased with an additional €14 million to an outstanding total amount of €400 million. After the exchange the nominal value of the 5.125% Eurobond is €646 million, and the nominal value of the 3.875% Eurobond amounts to €400 million.

The total €1,046 million (2005: 1,046) of Eurobonds is measured at amortised cost of €1,015 million (2005: 1,011). A fair value adjustment of positive €11 million (2005: 2) has been reflected in the amortised cost value to adjust the amortised cost value to the carrying amount of €1,004 million (2005: 1,009).

FINANCE LEASES
Total debt on finance leases consist of financial lease contracts on buildings (depots), trucks and airplanes. The net market value of the long term portion of these leases amounted to €143 million.

INTEREST RATE SWAPS
TNT has €500 million (2005: 500) of interest rate swaps outstanding for which we receive fixed interest and pay floating interest. These interest rate swaps act as a hedge against the fair value interest rate risk of our 5.125% December 2008 Eurobond. The market value of these instruments amounted to negative €11 million as at 31 December 2006 (2005: -2).

In December 2004, we entered into €500 million of forward starting interest rate swaps whereby we will receive floating interest and pay fixed interest. These flows of interest exchanges under the forward starting interest rate swaps will start per December 2008 and will end in June 2015. Due to the June 2005 exchange for the new 3.875% 2015 Eurobond, we have decided to unwind €400 million of outstanding forward starting interest rate swaps whereby we paid the market value of €12 million. Because the forward starting interest rate swap has been designated as a cash flow hedge, the market value will stay in equity until December 2008 and will be straight-line amortised to income until December 2015.
The nominal value of the remaining forward starting interest rate swap agreed upon in December 2004 and starting per December 2008 amounts to €100 million.

In June 2006, we entered into another €500 million of forward starting interest rate swaps whereby we will receive floating interest and pay fixed interest. These flows of interest exchanges under the forward starting interest rate swaps will start per December 2008 and will end in June 2015.

The market value of the above mentioned long term outstanding forward starting interest rate swaps totaling €600 million, amounts to €8 million as at 31 December 2006 (2005: 5). As all forward starting swaps have been designated as cash flow hedges, the market value movements have been included in equity.

In 2006 we entered into USD 445 million of (forward starting) interest rate swaps whereby we will receive floating interest and pay fixed interest. These interest rate swaps act as a hedge against the cash flow interest rate risk of future lease terms with respect to the new acquired Boeing 747’s. In December 2006 a USD 152 million forward starting interest rate swap was unwound whereby we paid the market value of €5 million. Because the swap has been designated as a cash flow hedge, the market value will remain in equity and will be straight-line amortised to income over the lease term of the related Boeing 747-400 ERF.

The market value of the remaining USD 293 million (forward starting) interest rate swaps amounted to net €3 million negative as at 31 December 2006. The fair value of the swaps is being classified under other financial fixed assets €1 million and other current liabilities €4 million. As the swaps have been designated as cash flow hedges, the market value movements have been included in equity.

COMMITTED FACILITIES
At 31 December 2006 TNT had the following committed facilities:
•	Multicurrency Revolving Credit Facility of €1,000 million;
•	Multicurrency Revolving Credit Facility of €600 million.

£ 14 OTHER CURRENT LIABILITIES: 731 MILLION (2005: 571)

	At 31 December

	2006	2005

Short term bank debt	41	65

Current portion of long term debt	342	148

Total current borrowings	383	213

Taxes and social security	150	137
contributions

Expenses to be paid	29	62

Other	169	159

Total	731	571

(in € millions)

Other current liabilities as at 31 December 2006 of €25 million related to our discontinued freight management business is included in liabilities relating to assets classified as held for sale. Other current liabilities as at 31 December 2005 of €398 million related to our discontinued logistics business is included in liabilities relating to assets classified as held for sale.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	136

TOTAL CURRENT BORROWINGS
Other short term debt relates to drawn commercial paper of €287 million, short term bank facilities of €37 million, the fair value of a USD 154 million forward starting interest rate swap of €4 million (for further disclosures, see note 13 Long Term Debt) and the current portion of long term bank deposits of € 14 million.

As at 31 December 2005 other short term debt mainly includes a €129 million bilateral bullet loan maturing in 2006 with a fixed interest of 2.54% and is included in current portion of long term debt.

There are no balances of 31 December 2006 that are expected to be settled after 12 months (2005: 70).

OTHER
Other includes shares repurchased under the share buy back program, but not being paid during 2006 of €6 million (2005: 17).

Other also includes a fair value of €6 million (2005: 31) relating to all outstanding short term foreign exchange forward contracts. Of the €6 million (2005: 31) an amount of €0 million (2005: 0) qualifies for hedge accounting and has been included directly in equity. The fair value has been calculated against the relevant market (forward) rates at 31 December 2006. The notional principal amount of the outstanding foreign exchange forward contracts at 31 December 2006 is €621 million (2005: 794).

£ 15   ACCRUED CURRENT LIABILITIES: 1,136 MILLION (2005: 1,126)

	At 31 December

	2006	2005

Amounts received in advance	88	99

Expenses to be paid	731	669

Vacation/vacation payments	167	177

Terminal dues	66	79

Other accrued current liabilities	84	102

Total	1,136	1,126

(in € millions)

Amounts received in advance include €45 million (2005: 59) for stamps which were sold but not yet used.

An amount of €51 million is expected to be settled after 12 months (2005: 45).

Accrued current liabilities as at 31 December 2006 of €51 million related to our discontinued freight management business is included in liabilities relating to assets classified as held for sale. Accrued current liabilities as at 31 December 2005 of €292 million related to our discontinued logistics business is included in liabilities relating to assets classified as held for sale.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

£ 16   NET SALES: 9,948 MILLION (2005: 9,274; 2004: 8,798)

The net sales of mail and express relate to the trading activities of these reportable segments, arising from rendering services. Net sales allocated by geographical area in the country or region in which the entity records sales is detailed in note 34.

£ 17   OTHER OPERATING REVENUES: 112 MILLION (2005: 55; 2004: 29)

Other operating revenues relate to the sale of goods and rendering of services not related to our normal trading activities and mainly include rental income of temporarily leased-out property, passenger/ charter revenues, aircraft maintenance and engineering income and custom clearance income.

£ 18   OTHER INCOME: 65 MILLION (2005: 38; 2004: 8)

Other income in 2006 mainly includes net proceeds from the sale of group companies of €24 million (2005: 12 million) and the sale of property, plant and equipment for €37 million (2005: 26; 2004: 8) and other income of €4 million.

£ 19   SALARIES, PENSIONS AND SOCIAL SECURITY CONTRIBUTIONS: 3,384 MILLION (2005: 3,318; 2004: 3,216)

	Year ended at 31 December

	2006	2005 [1]	2004 [1]

Salaries	2,823	2,756	2,599

Share based payments	9	8	5

Pension charges:

Defined benefit plans	120	149	188

Defined contribution plans	35	26	21

Social security charges	397	379	403

Total	3,384	3,318	3,216

(in € millions)
1 The numbers for 2005 and 2004 have been adjusted for comparative purposes.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

137	FINANCIAL STATEMENTS	|	CHAPTER 12

Included in salaries in 2004 was a positive effect from the settlement for future wage guarantees which resulted in a €134 million refund from an insurance company.

LABOUR FORCE
	2006	2005 [1]	2004 [1]

Employees [2]

Express	54,060	48,845	46,502

Mail	84,731	76,619	81,129

Non-allocated	431	836	430

Total at year end	139,222	126,300	128,061

Employees of joint ventures [3]	6,691	6,315	6,735

Number of external agency staff at year end	38,546	40,674	12,818

FTE’s year average [4]

Express	49,858	44,847	42,876

Mail	42,691	41,724	43.825

Non-allocated	424	822	417

Total year average	92,973	87,393	87,118

FTE’s of joint ventures [3,4]	5,368	4,940	5,336

1	The numbers for 2005 and 2004 have been adjusted for comparative purposes.
2	Including temporary employees on our payroll.
3	These numbers represent all employees and fte’s in the joint ventures.
4	4 FTE’s (full-time equivalents) are monthly calculated based on the total hours worked divided by the local standard week or local contracts. The yearly average is calculated by summing the monthly numbers and dividing the result by twelve.

At the end of 2006, 6,691 people (2005: 6,315; 2004: 6,735) were employed by joint ventures, of whom 4,824 (2005: 4,562; 2004: 4,964) were on the payroll of Dutch companies, primarily Postkantoren B.V. and 1,867 (2005: 1,753; 2004: 1,771) were on the payroll of companies outside the Netherlands.

In 2006 the average number of average full-time employee equivalents in the mail division was 42,691. This was a increase of 2.3% compared to last year and was mainly caused by the addressed mail expansion of european mail networks of around 2,900 FTE, especially in Germany and the UK. This is partly offset by the decrease in mail Netherlands of around 2,000 FTE, resulting from several efficiency initiatives.

The 11.2% increase of average full-time employee equivalents in express was caused by organic growth as well as the acquisition of TG+ and Speedage.

The total number of employees in our discontinued freight management business was 2,293 as at 31 December 2006, 2,286 as at 31 December 2005 (2004: 2,317). The FTE average was 2,248 in 2006, 2,244 in 2005 (2004: 2,260).

Our operations in logistics were sold during 2006. The total number of employees in discontinued logistics business was 35,285 as at 31 December 2005 (2004: 37,046). The FTE average was 33,436 in 2005 (2004: 36,360). The total number of employees of joint ventures in our discontinued logistics business was 1,666 as at 31 December 2005 (2004: 2,244).

REMUNERATION OF MEMBERS OF THE SUPERVISORY BOARD
Over 2006, the accrued remuneration of the current members of the Supervisory Board, excluding VAT, amounted to €556,000 (2005: 524,897; 2004: 345,437). The remuneration of the individual members of the Supervisory Board is set out in the table below:

SUPERVISORY BOARD COMPENSATION
	Base compensation	Other payments [1]	Total remuneration

J.H.M. Hommen	60,000	6,500	66,500

R.J.N. Abrahamsen	45,000	20,500	65,500

J.M.T. Cochrane	45,000	12,500	57,500

R. Dahan	45,000	9,000	54,000

V. Halberstadt	45,000	18,000	63,000

G. Kampouri Monnas	45,000	10,500	55,500

R. King [2]	31,500		31,500

W. Kok	45,000	10,500	55,500

S. Levy	45,000	10,500	55,500

R.W.H. Stomberg	45,000	6,500	51,500

Total	451,500	104,500	556,000

(in €)
1	Payments relating to number of Supervisory Board committee meetings attended.
2	Appointed per 20 April 2006.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	138

No options or shares were granted to members of the Supervisory Board and none of the members of the Supervisory Board accrued any pension rights with our company.

REMUNERATION OF MEMBERS OF THE BOARD OF MANAGEMENT
In 2006 the total remuneration of the Board of Management consisted of:

•	base salary
•	other periodic paid compensation
•	variable compensation:
• accrued short term incentive
• accrued long term incentive
•	pension

In the paragraphs below the 2006 values of each of these remuneration elements will be reported per Member of the Board of Management.

Until 4 November 2006, the Board of Management consisted of five members. As from 4 November 2006, the date of divestment of the logistics division, the Board of Management consists of four members. As announced earlier, Jan Haars has resigned as CFO at the end of March. As per the closure of the Annual General Meeting of Shareholders on 20 April 2006, the Supervisory Board appointed Henk van Dalen as new member of the Board of Management. Henk van Dalen joined TNT on 1 April 2006 as Chief Financial Officer.

TOTAL REMUNERATION
In 2006, the remuneration, including pension and social security contributions, of the current and the former members of the Board of Management amounted to €9,947,362 (2005: 9,784,714).

In 2006, Dave Kulik received a special incentive award of €1,6 million for the successful completion of the sale of the logistics division. Jan Haars received a final severance payment of €60,812. The other part of his severance payment was reported in 2005.

The remuneration of the individual members of the Board of Management is set out in the table below:

COMPENSATION & BENEFITS BOARD OF MANAGEMENT

	Base salary	Other periodic paid compensation [1]	Accrued short term incentive	Accrued long term incentive	Severance payments	Pension related costs	2006 Total	2005 Total

Peter Bakker	900,000	61,074	741,067	353,658		121,825	2,177,624	1,911,788

Henk van Dalen [2]	450,000	361,109	378,000	40,842		314,968	1,544,919

Harry Koorstra	600,000	51,623	507,639	177,617		113,725	1,450,604	1,429,495

Marie-Christine Lombard	600,000	440,736	484,914	206,775		276,000	2,008,425	1,676,571

Total current members	2,550,000	914,542	2,111,620	778,892		826,518	7,181,572	5,017,854

Jan Haars	125,000	1,438			60,812		187,250	2,974,984

Dave Kulik [3]	508,000	79,211	1,600,000			391,329	2,578,540	1,791,876

Total former members	633,000	80,649	1,600,000		60,812	391,329	2,765,790	4,766,860

Total Board of Management	3,183,000	995,191	3,711,620	778,892	60,812	1,217,847	9,947,362	9,784,714

(in €)
1	Includes company costs related to tax and social security, company car and other costs. For Marie-Christine Lombard this relates also to additional tax costs for special incentive for performance in 2005, paid out in 2006. For Henk van Dalen this also includes a compensation for the loss of long term incentive rights at former employer.
2	In service per 1 April 2006.
3	Includes special short term incentive for succesful completion of divestment Logistics.

Base salary
In 2006 the members of the Board of Management did not receive a general increase in base salary.

Other periodic paid compensation
According to the employment agreement of Henk van Dalen an amount of €1,300,000 will be paid as compensation for the loss of existing long term incentive rights with his former employer. This amount will become payable in four equal annual installments, provided he is still employed by the company on the payment dates. In 2006 Henk van Dalen received a compensation of €325,000 included in other periodic paid compensation of €361,109. In above table, the amount of other periodic paid compensation for Henk van Dalen does not include the one-off cost allowances of €81,000 related to moving costs.

Variable compensation
In the table below the total variable compensation granted in 2006 to the members of the Board of Management is expressed as a percentage of base salary. For this purpose the costs of the rights on matching shares, share options and rights on performance shares were calculated using the Monte Carlo method and a weighted probability analysis provided by Hewitt Associates.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

139	FINANCIAL STATEMENTS	|	CHAPTER 12

PERCENTAGE VARIABLE COMPENSATION BOARD OF MANAGEMENT

	Accrued short	Accrued long	Total variable	as % of
	term incentive	term incentive	compensation	base pay

Peter Bakker	741,067	353,658	1,094,725	122%

Henk van Dalen	378,000	40,842	418,842	93%

Harry Koorstra	507,639	177,617	685,256	114%

Marie-Christine Lombard	484,914	206,775	691,689	115%

Total	2,111,620	778,892	2,890,512

(in €, except percentages)

ACCRUED SHORT TERM INCENTIVE
Since 2002, we account for bonus payments on the basis of the accrued bonuses for the performance of the year reported. In 2006, an amount of €1,922,279 was paid to the members of the Board of Management for performance over 2005.
For 2006 both express and mail exceeded their economic profit targets. The 2006 performance on earnings from continuing operations also exceeded the set targets. The bonus for the members of the Board of Management is paid out partly in cash and partly in shares, see also below the paragraph “share matching plan”. In the table below the amount of

€1,953,000 reflects the accrued bonuses for performance over 2006 and the amount of €158,620 reflects the accrued costs for the rights on matching shares that were granted in 2006, 2005, 2004 and 2003. The costs for the rights on matching shares related to the matching shares granted in 2006 for the performance over 2005, amounted for Peter Bakker to €15,990 and for Harry Koorstra and Marie-Christine Lombard €11,699.

The 2006 accrued short term incentive amounts for the members of the Board of Management are accrued as set out below:

SHORT TERM INCENTIVE BOARD OF MANAGEMENT

	Accrued for 2006 performance	as % of base pay	Accrued for matching shares [1]	Accrued short term incentive	as % of basepay

Peter Bakker	675,000	75%	66,067	741,067	82%

Henk van Dalen	378,000	84%		378,000	84%

Harry Koorstra	450,000	75%	57,639	507,639	85%

Marie-Christine Lombard	450,000	75%	34,914	484,914	81%

Total	1,953,000		158,620	2,111,620

(in €, except percentages)
1 Includes costs for matching shares granted in 2006 and previous years.

Share matching plan
In 2006, the short term incentive related to the realisation of targets over 2005 for the Board of Management amounted to € 1,772,279 (2005: €2,288,333). Of this amount, 75% (€1,329,209) was paid in cash and 25% (€443,070) was paid in shares.
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

All members of the Board of Management participated in the scheme for the bonus earned during their membership of the Board of Management. Their current matching entitlement is set out in the following table:

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	140

BONUS-RELATED MATCHING RIGHTS BOARD OF MANAGEMENT [1]

	Year	Number of matching rights on shares					Remaining
							years in
		Outstanding as	Granted during	Exercised during	Forfeited during	Outstanding as	contractual life
		at 1 Jan 2006	2006	2006	2006	at 31 Dec 2006

Peter Bakker	2003	7,042		7,042

	2004

	2005	8,211				8,211	1.3

	2006		4,159			4,159	2.3

Henk van Dalen	2006

Harry Koorstra	2003	5,523		5,523

	2004	2,602				2,602	0.3

	2005	5,474				5,474	1.3

	2006		3,043			3,043	2.3

Marie-Christine Lombard	2005	4,562				4,562	1.3

	2006		3,043			3,043	2.3

Total current members		33,414	10,245	12,565		31,094

Jan Haars	2003	4,062			4,062

	2004

	2005	4,562			4,562

Dave Kulik	2003	3,880		3,880

	2004	1,863		1,553	310

	2005	5,028		2,514	2,514

	2006		2,132	356	1,776

Total former members		19,395	2,132	8,303	13,224

Total Board of Management		52,809	12,377	20,868	13,224	31,094

1 The matching rights of the (former) members of the Board of Management include the matching rights granted before appointment to the Board of Management.

In 2006 the average price on exercise for matching shares for the (former) members of the Board of Management was € 29.68.

ACCRUED LONG TERM INCENTIVE
The maximum numbers of options and performance shares that can vest are disclosed in this report (150% of base allocation share options and 120% of base allocation performance shares). In the table below the costs of the total share options and rights on performance shares granted to the members of the Board of Management are expressed as a percentage of base salary. For the calculation of the costs of the granted long term incentive, the Monte Carlo method is used as well as a weighted probability analysis provided by Hewitt Associates:

LONG TERM INCENTIVE BOARD OF MANAGEMENT

	Share options	Rights on	Accrued long	as % of
	granted in	performance	term incentive	base pay
	2003-2004	shares granted
		in 2003-2006

Peter Bakker	85,848	267,810	353,658	39%

Henk van Dalen		40,842	40,842	9%

Harry Koorstra	42,924	134,693	177,617	30%

Marie-Christine Lombard	41,261	165,514	206,775	34%

Total	170,033	608,859	778,892

(in €, except percentages)

The costs of the granted performance shares in 2006 amounted for Peter Bakker: €81,679, for Henk van Dalen and Harry Koorstra: €40,842 and for Marie-Christine Lombard: €74,810.

Vesting of the long term incentive
The vesting of the long term incentive, the share options and the performance shares, depends on the company’s performance on total shareholder return. Our relative total shareholder return over the period from 1 January 2003 through 31 December 2005 governs the share option grant and performance share grant for 2003. Our relative total shareholder return over the period from 1 January 2004 through 31 December 2006 governs the share option grant and performance share grant for 2004. Our relative total shareholder return over the period from 1 January 2005 through 31 December 2007 governs the performance share grant for 2005. Our relative total shareholder return over the period from 4 May 2006 through 3 May 2009 governs the performance share grant for 2006.

Based on the total shareholder return vesting percentages, the next table shows the actual vesting of the 2003 and 2004 share options as well as the 2003 and 2004 performance shares. For the grants after 2004 it shows what would vest if the performance period ended on 31 December 2006.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

141	FINANCIAL STATEMENTS	|	CHAPTER 12

VESTING PER YEAR END ACCORDING
TO TSR PERFORMANCE SCHEDULES

	Year	Share options		Performance shares

		Vesting % of base allocation relating to TSR performance schedule	Vesting as per 31 Dec 2006	Vesting % of base allocation relating to TSR performance schedule	Vesting as per 31 Dec 2006

Peter Bakker	2003	75%	30,000	75%	7,373

	2004	100%	60,000	100%	10,846

	2005			110%	42,671

	2006			75%	20,039

Henk van Dalen	2006			75%	10,020

Harry Koorstra	2003	75%	15,000	75%	4,916

	2004	100%	30,000	100%	5,423

	2005			110%	21,335

	2006			75%	10,020

Marie-Christine Lombard	2003	75%	9,000

	2004	100%	30,000	100%	5,423

	2005			110%	21,335

	2006			75%	22,520

Total			174,000		181,921

Long term incentive/share option plan
The table below summarises the status of the number of outstanding options of our ordinary shares granted to the

Board of Management. During 2006 all members of the Board exercised options.

OPTIONS BOARD OF MANAGEMENT [1]

	Year	Number of options				Amounts in €		Remaining
								years in
		Oustanding as at 1 Jan 2006	Exercised during 2006	Forfeited during 2006	Outstanding as at 31 Dec 2006	Exercise price	Share price on exercise date	contractual life

Peter Bakker	2001	20,000	20,000			23.66	27.20

	2002	30,000	30,000			22.24	27.20

	2003	60,000	30,000	30,000		13.85	31.84

	2004	90,000		30,000	60,000	18.44		5.3

Harry Koorstra	2001	20,000	20,000			23.66	27.29

	2002	15,000	15,000			22.24	27.24

	2003	30,000	15,000	15,000		13.85	32.00

	2004	45,000		15,000	30,000	18.44		5.3

Marie-Christine Lombard	2001	9,000	9,000			23.66	27.12

	2002	6,750	6,750			22.24	27.12

	2003	18,000	9,000	9,000		13.85	31.82

	2004	45,000		15,000	30,000	18.44		5.3

Total current members		388,750	154,750	114,000	120,000

Jan Haars	2002	15,000	15,000			18.41	27.32

	2003	30,000	15,000	15,000		13.85	27.93

	2004	45,000		45,000		18.44

Dave Kulik	2001	10,000	10,000			23.66	27.15

	2002	7,500	7,500			22.24	27.15

	2003	18,000		9,000	9,000	13.85		0.3

	2004	45,000		15,000	30,000	18.44		0.3

Total former members		170,500	47,500	84,000	39,000

Total Board of Management		559,250	202,250	198,000	159,000

1 The options of the (former) members of the Board of Management include the options granted before appointment to the Board of Management..

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	142

Long term incentive/performance share plan
The table below summarises the status of the rights awarded under the performance share plan to the members of the Board of Management:

RIGHTS ON PERFORMANCE SHARES BOARD OF MANAGEMENT	Year	Number of rights on performance shares					Remaining years in contractual life

		Outstanding as at 1 Jan 2006	Granted during 2006	Exercised during 2006	Forfeited during 2006	Outstanding as at 31 Dec 2006[1]

Peter Bakker	2003	11,795		7,373	4,422

	2004	13,015			2,169	10,846	0.3

	2005	46,550				46,550	1.3

	2006		32,062			32,062	2.3

Henk van Dalen	2006		16,032			16,032	2.3

Harry Koorstra	2003	7,863		4,916	2,947

	2004	6,507			1,084	5,423	0.3

	2005	23,275				23,275	1.3

	2006		16,032			16,032	2.3

Marie-Christine Lombard	2004	6,507			1,084	5,423	0.3

	2005	23,275				23,275	1.3

	2006		36,032			36,032	2.5

Total current members		138,787	100,158	12,289	11,706	214,950

Jan Haars	2003	7,863		4,916	2,947

	2004	6,507			6,507

	2005	23,275			23,275

Dave Kulik	2004	6,507		4,971	1,536

	2005	23,275		9,698	13,577

	2006		16,032	1,893	14,139

Total former members		67,427	16,032	21,478	61,981

Total Board of Management		206,214	116,190	33,767	73,687	214,950

1	The years 2005 and 2006 are on the basis of 120% of base allocation being the maximum number of rights on performance shares that can vest under the performance schedule.

The 2006 performance shares grant for Marie-Christine Lombard includes an additional one-off grant of 20,000 shares.

In 2006 the average price on exercise for performance shares for the (former) members of the Board of Management was € 29.01.

Pensions
Peter Bakker, Harry Koorstra and Henk van Dalen are

participants in a defined benefit scheme, which provides an annual benefit of 70% of pensionable salary, assuming 35 years of service. Marie-Christine Lombard participates in a defined contribution pension scheme. The pensionable age of all members of the Board of Management is 65 year. The accrued benefits and the transfer values (for participants in a defined benefit scheme) of the members of the Board of Management are as follows:

BENEFITS AND TRANSFER VALUE DEFINED BENEFIT PLANS BOARD OF MANAGEMENT	Age at 31 Dec 2006	Type of pension scheme [1]	Defined benefit obligation at 1 Jan 2006	Defined benefit obligation at 31 Dec 2006 [2]	Service costs	Accrued benefits at 31 Dec 2005	Accrued benefits at 31 Dec 2006	Changes in accrued benefits during 2006

Peter Bakker	45	DB	2,606,519	2,348,646	121,825	251,861	269,845	17,984

Henk van Dalen [3]	54	DB		531,118	314,968		42,949	42,949

Harry Koorstra	55	DB	4,783,845	4,138,283	113,725	310,345	321,930	11,585

(in €)
1	DB = Defined Benefit.
2	The defined benefit obligation at 31 Dec 2006 has decreased compared to the obligation at 1 Jan 2006 due to an increased interest rate.
3	The obligation relates to his time in service with TNT only. The service costs include the acturial value of the 2006 contribution of €337.500.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

143	FINANCIAL STATEMENTS	|	CHAPTER 12

The pension contribution for Marie-Christine Lombard has been increased up to €276,000 (2005: €180,000) in order to bring the benefit at retirement more in line with the current level of base salary.

According to the employment agreement of Henk van Dalen an amount of €1,350,000 will be made available to be contributed by the company to the Stichting Ondernemingspensioenfonds TPG. This amount will be contributed in four equal annual installments and will only become payable to the Stichting Ondernemingspensioenfonds TPG under the condition that he is still employed by the company on the payment dates. The amount of €314,968 service costs shown in the table above, includes one annual installment, actuarially calculated.

Performance share plan management
The performance share scheme is an equity-settled plan with annual grants. Participants will be granted a conditional right over a number of TNT shares. The number of shares comprised in the share award reflects the position that the participant holds and management’s assessment of their future contribution to the company.

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
•	Performance shares were granted in May 2006 to about 776 TNT managers at a fair value of €18.64. These grants were part of the policy of granting rights on performance shares each year to eligible members of senior management from 2005 onwards.
•	Shares will become unconditional after the third anniversary of the grant.
•	The participant retains the right to be compensated when he/she leaves the company for certain reasons (retirement, certain reorganisations, disability or death).

The total number of rights on performance shares for management granted in 2006 is stated below.

RIGHTS ON PERFORMANCE SHARES MANAGEMENT	Year	Number of rights on performance shares						Remaining years in contractual life

		Outstanding as at 1 Jan 2006	Discontinued operations	Granted during 2006	Exercised during 2006	Forfeited during 2006	Outstanding as at 31 Dec 2006

Management	2005	1,210,970	366,720		10,130	56,590	777,530	1.3

	2006			627,712	260	33,844	593,608	2.3

Total		1,210,970	366,720	627,712	10,390	90,434	1,371,138

In 2006 the average price on exercise for performance shares for the management was €29.92.

Option plan management
No options were granted in 2006. In 2005 the option plan was replaced by the performance share scheme.

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
The significant aspects of the plan are:
•	options are granted at the average market price as traded on the Euronext Amsterdam on the date the grant is made (2004:€18.44/share),
•	for options granted in 2003 and 2004 the option is exercisable between the third and eighth anniversary of the day of grant; after eight years the outstanding options are forfeited,

•	for options granted prior to 2003 the option is exercisable between the third and fifth anniversary of the day of grant; after five years the outstanding options are forfeited,
•	the option holder retains the right to exercise his/her option when he/she leaves the company for certain reasons (retirement, certain reorganisations, disability or death), and
•	the option holder loses the right to exercise his/her option when he/she leaves the company for reasons other than those mentioned above.

The exercise of options is subject to the TNT Rules concerning Inside Information.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	144

The table below summarises the status of the number of outstanding options granted to the Board of Management and former members of the Board of Management as well as to eligible members of senior managers in the current TNT group.

STATEMENT OF CHANGES IN OUTSTANDING OPTIONS	Year	Number of options					Amounts in €		Remaining years in contractual life

		Outstanding as of 1 Jan 2006	Discontinued operations	Exercised during 2006	Forfeited during 2006	Outstanding as at 31 Dec 2006	Exercise price	Share price on exercise date

Board of Management (incl. former members) [1]	various	559,250		202,250	198,000	159,000

Management	2001	640,251	198,000	366,042	76,209		23.66	26.08

	2002	654,043	172,318	415,296	14,550	51,879	22.24	28.27	0.1

	2003	2,493,600	622,500	766,923	945,900	158,277	13.85	27.84	4.1

	2003	19,500		13,200		6,300	14.51	29.76	4.4

	2004	2,929,404	760,300	61,401	825,167	1,282,536	18.44	27.81	5.3

Total		7,296,048	1,753,118	1,825,112	2,059,826	1,657,992

1	The options of the (former) members of the Board of Management include the options granted before appointment to the Board of Management.

HISTORIC OVERVIEW OUTSTANDING OPTIONS	2006		2005

	Number of options	Weighted average exercise price (in €)	Number of options	Weighted average exercise price (in €)

Balance at beginning of year	7,296,048	17.63	10,717,990	19.07

Discontinued operations	(1,753,118)	17.77

Exercised	(1,825,112)	27.37	(1,101,545)	25.09

Forfeited	(2,059,826)	16.38	(2,320,397)	22.06

Balance at end of year	1,657,992	18.08	7,296,048	17.63

Exercisable at 31 December	225,456	15.80	1,446,794	22.80

Statements of changes of outstanding options
The table above also includes the outstanding options of the members of the Board of Management and former members of the Board of Management. All options granted entitle the holder to the allotment of ordinary shares when they are exercised and are equity settled.

Bonus/matching plan for senior management
Members of a select group of senior managers are paid 75% of their 2003, 2004 and 2005 and 2006 bonus in cash and 25% as a grant of TNT shares with an associated matching right in 2006 (67,107), 2005 (121,345), 2004 (107,710) and in 2003 (54,405) if at least 50% of the shares are kept for three years. We see the bonus/matching plan as part of our remuneration package for the members of our top management, and it is particularly aimed at further aligning their interests with the interests of the shareholders. The rights on bonus and matching shares are granted in accordance with the bonus/matching plan, which has been approved by the Supervisory Board.

The significant aspects of the plan are:
•	the grant of the right on bonus shares is in lieu of 25% of an individual’s annual bonus payment, and bonus shares are delivered shortly after the right is granted,
•	the number of bonus shares is calculated by dividing 25% of an individual’s gross annual bonus relating to the preceding financial year by the weighted average share price on the Euronext Amsterdam on the date the grant is made (2006:€ 29.94/share),

•	the rights on matching shares are granted for zero and the number of shares is equal to the number of bonus shares,
•	the matching shares are delivered three years after the delivery of the bonus shares. One matching share is delivered for each bonus share that has been retained for three years,
•	for each bonus share that is sold within three years, the associated right to one matching share lapses. If more than 50% of the bonus shares are sold within three years, the entire right to matching shares lapses with immediate effect,
•	where a participant leaves the company for certain reasons (retirement, certain reorganisations, disability or death) the right to matching shares will vest immediately and he/she can exercise his/her right pro rata, and
•	a participant loses the right to exercise his/her right on matching shares when he/she leaves the company for reasons other than those mentioned above,

The exercise of the rights on matching shares is subject to the TNT rules concerning inside information that apply to our company. All awards under this plan are equity settled.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

145	FINANCIAL STATEMENTS	|	CHAPTER 12

The table below summarises the status of the number of outstanding rights on matching shares granted to senior managers in the current TNT group:

BONUS CONNECTING MATCHING RIGHTS MANAGEMENT	Year	Number of matching rights on shares					Remaining years in contractual life

		Outstanding as at 1 Jan 2006	Discontinued operations	Granted during 2006	Exercised or forfeited during 2006	Outstanding as at 31 Dec 2006

Management	2003	44,959	1,374		43,585

	2004	94,786	16,341		5,174	73,271	0.3

	2005	114,304	21,938		5,590	86,776	1.3

	2006			67,107	1,211	65,896	2.3

Total		254,049	39,653	67,107	55,560	225,943

In 2006 the average price on exercise for matching shares for the management was €29.36.

Fair value assumptions and hedging
Our share based payments have been measured using the Monte Carlo fair value measurement method. Significant assumptions used in our calculations are as follows:

	2006	2005	2004

Share price (in €)	30.05	20.71	18.44

Volatility (%)	20.89	28.35	32.39

Vesting period (in years)	3	3	3

Risk free rate (%)	3.60	2.39	4.09

Dividend yield (%)	2.29	3.13	2.90

As of 4 May 2006, the 2006 grant date the fair value of our matching shares awarded was €28.13 and the fair value of our performance shares awarded was €18.64.

As of 5 May 2005, the 2005 grant date, the fair value of our matching shares awarded was €18.62 and the fair value of our performance shares awarded was €14.11. As of 27 April 2004, the 2004 grant date, the fair value of our options awarded was €4.73, of our matching shares was €16.29 and of our performance shares awarded was €10.74.

We manage our risk in connection with the obligations we have under the existing share and option plans by purchasing shares in the market. In 2006, we purchased 2,700,000 shares at an average price per share of €29.34. In 2005, 2004 and 2003 we purchased no shares for hedging purposes.

At 31 December 2006, we held a total of 2,884,441 shares to cover share and options schemes (2005: 3,791,438), purchased at a weighted average price per share of €26.98 (2005: 22.06).

£ 20 DEPRECIATION, AMORTISATION AND IMPAIRMENTS: 318 MILLION (2005: 303; 2004: 296)

Impairment costs for property, plant and equipment of €5 million (2005: 9; 2004: 11) are included in the depreciation expense.

	Year ended at 31 December

	2006	2005	2004

Amortisation and impairment of other intangibles	63	51	47

Depreciation and impairment property, plant and equipment	255	252	249

Total	318	303	296

(in € millions)

£ 21 OTHER OPERATING EXPENSES: 578 MILLION (2005: 608; 2004: 537)

The other operating expenses in express in 2006 were €286 million (2005: 281; 2004: 264) and in mail €291 million (2005: 257; 2004: 248). The operating expenses per division includes cost for shared services cost. The comparative figures for 2005 and 2004 have been adjusted to reflect the transfer of Cendris UK from mail to express.	Total advertising expenses incurred in 2006 amounted to €28 million (2005: 15; 2004: 42), €20 million in express and €8 million in mail.
Included within other operating expenses are costs incurred for services provided by our group statutory auditors, PricewaterhouseCoopers Accountants N.V.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	146

The fees for their services can be divided into the following categories:

	Year ended at 31 December

	2006	2005	2004

Audit fees	14	13	12

Audit related fees	9	5	3

Tax advisory fees	0	0	0

Other fees	0	1	1

Total	23	19	16

(in € millions)

Included in the table is approximately €7 million in 2006, €4 million in 2005 and €3 million in 2004 related to fees for services provided to our discontinued business.

Fees for audit services include the audit of TNT’s annual financial statements, testing of internal controls and the attestation of management’s assessment on internal controls, as required by the Sarbanes-Oxley Act of 2002, the review of interim financial statements, statutory audits, services associated with issuing an audit opinion on the postal concession reporting and services that only the independent auditor can reasonably provide. Fees for audit related services include employee benefit plan audits, due diligence related to mergers and acquisitions, internal control reviews, consultation concerning financial accounting, transition to IFRS and reporting matters not classified as audit. Audit related fees in 2005 also include consultation and review of our controls framework related to the Sarbanes-Oxley Act requirements amounting to approximately €2 million. Fees for tax services include tax compliance, tax advice, including all services performed by the independent auditor’s professional staff in its tax division, except those rendered in connection with the audit. Fees for other services include financial risk management reviews and audit of corporate sustainability reports.

£ 22 NET FINANCIAL INCOME AND EXPENSES

INTEREST AND SIMILAR INCOME: 199 MILLION (2005: 117; 2004: 100)
Interest and similar income of €199 million (2005: 117; 2004: 100) mainly relates to interest income on banks, loans and deposits of €109 million, of which €93 million relates to a gross up of interest on cash pools (fully offset by an equal amount in interest expenses), interest income on funding our discontinued business (logistics and freight management) of €73 million, and hedge income of €15 million relating to outstanding hedges.

Interest and similar income in 2005 of €117 million mainly relates to interest income on funding our discontinued business (logistics and freight management) of €74 million, interest of €21 million relating to an income tax refund, interest income on loans and deposits of €12 million and interest income of €6 million relating to outstanding hedges.

Interest and similar income in 2004 of €100 million mainly relates to interest income on funding our discontinued business (logistics and freight management) of €67 million, interest income on loans and deposits of €12 million, a one-off gain of €11 million on the unwind of a USD 435 million swap and amortisation of forward points of €3 million relating to outstanding hedges.

INTEREST AND SIMILAR EXPENSES: 246 MILLION (2005: 117; 2004: 116)

	Year ended at 31 December

	2006	2005	2004

Interest on longterm borrowings	52	54	61

Interest added to provisions		2	1

Interest on shortterm borrowings	117	11	8

Foreign currency swaps - fair value hedges	31	23	9

Net foreign exchange transaction gains/losses		2	2

Other financial expenses	46	25	35

Total	246	117	116

(in € millions)

Interest and similar expense in 2006 of €246 million mainly relates to interest expense on bank overdrafts and bank loans of €117 million, of which €93 million relates to a gross up of interest on cash pools (fully offset by an equal amount in interest income), interest expense on long term borrowings of €52 million, interest on fundings owed to discontinued business (logistics and freight management) of €21 million, hedge costs and fair value adjustments on outstanding hedges of €31 million and interest expenses on taxes of €21 million. Relating to the interest expenses on taxes an amount of €14 million is to be paid as at 31 December 2006.

Interest and similar expense in 2005 of €117 million mainly relates to interest on long term borrowings of €54 million, interest expense on funding from our discontinued business (logistics and freight management) of €21 million, hedge costs and fair value adjustments on outstanding hedges of €23 million and interest expense on bank overdrafts and bank loans of €7 million.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

147	FINANCIAL STATEMENTS	|	CHAPTER 12

Interest and similar expense in 2004 of €116 million mainly relates to interest expenses on long term borrowing of €61 million, interest expense on funding from our discontinued logistics business of €18 million, amortisation of forward points relating to hedging instruments of €9 million and interest expense on bank overdrafts and bank loans of €10 million.

£ 23 INCOME TAXES: 395 MILLION (2005: 376; 2004: 372)

Income taxes in the statements of income of 2006 amount to €395 million (2005: 376; 2004: 372), or 32.3%, (2005: 32.8%; 2004: 34.1%) of income before income taxes. Of the €395 million, €213 million of our total income taxes related to tax authorities outside the Netherlands.

	Year ended at 31 December

	2006	2005	2004

Dutch statutory income tax rate	29.6	31.5	34.5

Adjustment regarding effective income tax rates other countries	0.8	(0.9)	(1.9)

Permanent differences:

Non and partly deductible costs	1.5	1.4	0.9

Exempt income	(0.7)	(0.4)

Other	1.1	1.2	0.6

Effective income tax rate	32.3	32.8	34.1

(in percentages)

Income taxes differ from the amount calculated by multiplying the Dutch statutory corporate income tax rate with the income before income taxes. In 2006, the effective income tax rate was 32.3% (2005: 32.8%; 2004: 34.1%), which is higher than the statutory corporate income tax rate of 29.6% in the Netherlands (2005: 31.5%; 2004: 34.5%).
The item “Other” in 2006 was positively impacted by 6.3% for the recognition of a tax benefit on the liquidation of the remaining relevant entities of our French business. An adverse effect of 4.0% relating to prior years was caused by agreements and expected settlements with tax authorities in various tax jurisdictions. A further one-off adverse effect of 3.4% relates to the tax effects caused by various restructurings. Furthermore, the decrease of the Dutch corporate income tax rate to 25.5% in 2007 lead to an improvement of our deferred tax position which caused the effective tax rate to decrease by 1.9%. The remaining “Other”, amounting to 1.9%, includes the adverse impact of losses.

Income tax expense consists of the following:

	Year ended at 31 December

	2006	2005	2004

Current tax expense	396	334	341

Changes in deferred taxes	(1)	42	31
(excluding acquisitions/foreign exchange effects)

Total income taxes	395	376	372

(in € millions)

In 2006, the current tax expense amounted to €396 million (2005: 334; 2004: 341). The difference between the total income taxes in the statements of income and the current tax expense is due to timing differences. These differences are recognised as deferred tax assets or deferred tax liabilities.

In 2006 we paid income taxes for an amount of €282 million (2005: 125; 2004: 403). The following table shows the movements in deferred tax assets in 2006.

	Provisions	Property,	Losses	Other	Total
		plant and	carried
		equipment	forward

Deferred tax assets at 31 December 2005	18	6	71	93	188

Transfers to assets held for sale	0	0	(1)	(2)	(3)

Changes credited directly to equity	0	0	0	15	15

Other changes	14	2	(7)	2	11

Deferred tax assets at 31 December 2006	32	8	63	108	211

(in € millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	148

Deferred tax assets at 31 December 2006 of €4 million related to our discontinued freight management business are included in assets held for sale.

For deferred tax assets an amount of €14 million is to be recovered within 12 months and an amount of €197 million is to be recovered after 12 months.

Deferred tax assets and liabilities with the same term and the same consolidated tax group are presented net in the balance sheet if we have a legally enforceable right to offset the recognised amounts.

Out of the total “other” deferred tax assets of €108 million (2005: 93; 2004: 104) an amount of €61 million (2005: 42; 2004: 45) relates to temporary differences for assets that are both capitalised and depreciable for tax purposes only.

The total accumulated losses available for carry forward at 31 December 2006 amounted to €689 million (2005: 639; 2004: 602). With these losses carried forward, future tax benefits of €221 million could be recognised (2005: 203; 2004: 194). Tax deductible losses give rise to deferred tax assets at the statutory rate in the relevant country. Deferred tax assets are recognised if it is probable that they will be realised. The probability of the realisation is impacted by uncertainties regarding the utilisation of such benefits, for example as a result of the expiry of tax losses carried forward and projected future income. As a result we have not recognised €158 million (2005: 133; 2004: 116) of the potential future tax benefits and have recorded deferred tax assets of €63 million at the end of 2006 (2005: 70; 2004: 78).

The expiration of total accumulated losses is presented in the table below:

2007	3

2008	11

2009	9

2010	20

2011 and thereafter	224

Indefinite	422

Total	689

(in € millions)

The following table shows the movements in deferred tax liabilities in 2006:

	Provisions	Property, plant and equipment	Other	Total

Deferred tax liabilities at 31 December 2005	153	62	18	233

Transfers to liabilities related to assets classified as held for sale	0	0	(2)	(2)

Changes	(8)	3	14	9

Deferred tax liabilities at 31 December 2006	145	65	30	240

(in € millions)

Deferred tax liabilities at 31 December 2006 of €6 million related to our discontinued freight management business are included in liabilities related to assets classified as held for sale.

For deferred tax liabilities an amount of €19 million is to be recovered within 12 months and amount of €221 million is to be recovered after 12 months.

Multinational groups of the size of TNT are exposed to varying degrees of uncertainty related to tax planning and regulatory reviews and audits. We account for our income taxes on the basis of our own internal analyses, supported by external advice. We continually monitor our global tax position, and whenever uncertainties arise, we assess the potential consequences and either accrue the liability or disclose a contingent liability in our financial statements, depending on the strength of our position and the resulting risk of loss.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

£ 24 NET CASH FROM OPERATING ACTIVITIES (CONTINUING OPERATIONS): 857 MILLION (2005: 969; 2004: 690)

The net cash from operating activities decreased by €112 million from €969 million in 2005 to €857 million in 2006. After correction of the gross up in 2006 of interest paid by €89 million, due to a new set up of our cash pool structure, and fully offset by the same amount of interest received, and correction of the repayment of €162 million of taxes in 2005 relating to previous years, the net cash from operating activities would have increased by €139 million compared to 2005.

CASH GENERATED FROM OPERATIONS
The increased cash generated from operations reflects an improved profit before income taxes of €77 million compared to 2005. In 2006 profit before income taxes contributed €1,223 million, and €1,541 million if adjusted for the non-cash impact of depreciation, amortisation and impairments, an increase of € 92 million or 6.3% compared to 2005 (€1,449 million).

The changes in pension liabilities of €110 million (2005: 121; 2004: 256) reflects the total non-cash charges for the defined benefit pension schemes of €120 million, lowered by our total

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

149	FINANCIAL STATEMENTS	|	CHAPTER 12

cash contributions of €230 million to various pension funds. The majority of the cash contributions are for our Dutch employees who fall under our collective labour agreement. Of the total cash contribution an amount of €107 million is for pensions which fall under the transitional plan of our Dutch collective labour agreement and which are directly paid by TNT (see note 10 to our consolidated financial statements). In total the cash contributions are €34 million lower than last year, mainly due to €59 million lower contributions as prescribed by the minimum funding requirements of DNB, and a reduced number of eligible employees.

In 2006 the ‘other provisions’ increased as a consequence of a higher provision for claims and indemnities compared to last year of €64 million. This reflects amongst others the disposal of various businesses.

In 2006 the net working capital increased by €90 million compared to an increase of €178 million in 2005. The increase is mainly a result of organic growth and acquisitions. The movements in net working capital cannot be directly reconciled to the balance sheet as a consequence of the treatment of the logistics business as a discontinued operation as at the end of 2005 and the freight management business as at 31 December 2006.

INTEREST PAID
The total cash out flow for interest paid in 2006 is €199 million. In 2006 interest paid increased by €89 million, due to new cash pool structure. This largely explains the variance in interest paid compared to 2005. Interest paid also includes interest on our long term borrowings of €53 million, interest payments of €25 million relating to an increase of short term debt, realised hedge costs on foreign exchange hedges of €17 million and interest paid on taxes of €7 million.

Interest and similar expenses in the statements of income amounted to €246 million. The difference with the interest paid can be explained mainly by interest expense of €21 million relating to our discontinued logistics and freight management business (included in financing relating to our discontinued operations), an increased accrual for interest related to late tax payments of €14 million and interest expenses relating to fair value adjustments on hedges of €9 million.

TAXES PAID
The cash outflow of the total tax payments amounted to €282 million (2005: 125; 2004: 403).The net amount of income taxes paid in 2005 includes €162 million repayments by the Dutch tax authority of taxes over previous years after it was concluded that preliminary payments were too high.

£ 25 NET CASH USED IN INVESTING ACTIVITIES (CONTINUING OPERATIONS): 1,068 MILLION (2005: -262; 2004: -266)

ACQUISITION OF GROUP COMPANIES (NET OF CASH)
In 2006, the total payments net of cash for acquisitions of group companies amounted to €89 million. Most acquisitions took place in our express division (€58 million), the largest being ARC India Private Ltd., India (€32 million), TG Plus Transcamer Gomez S.A.U., Spain (€22 million) and ISH Nocni Express, Czech Republic (€3 million). Mail acquired for a total amount of €31 million, mainly related to PostCon Deutschland GmbH, Germany (€12 million), CBS City Briefservice GmbH, Germany (€4 million), Mail Express GmbH, Germany (€3 million), Ridas Sicherheits- und Handelsgesellschaft m.b.H, Germany (€3 million), TWM Italia Srl., Italy (€2 million) and Turbo P.O.S.T. GmbH, Germany (€1 million) (we also refer to note 28 of our consolidated financial statements).

The investments in associated companies primarily related to additional capital contributions in Logispring Investment Fund Holding B.V. and amounted to €20 million.

DISPOSAL OF GROUP COMPANIES AND JOINT VENTURES
On 4 November 2006, we completed the sale of the majority of our logistics division to Louis Topco Limited, a company formed and managed by Apollo Management International L.P. The proceeds from the transaction amount to €1,335 million.

Furthermore, the following investments have been sold during 2006:
•	100% of the outstanding shares in Cendris Document Management B.V. (€19 million),
•	100% of the outstanding shares in ID Company Fashion B.V. (€8 million),
•	our 50% shareholding in Mailprofs Employment B.V. (€2 million) and
•	other disposals of €1 million.

CAPITAL EXPENDITURE ON INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
In 2006, net capital expenditures on property, plant and equipment amounted to €277 million (2005: 230; 2004: 217). This is excluding the purchase of a Boeing 747 of €110 million which is funded by means of a finance lease. Of this amount, €200 million (2005: 140; 2004: 136) related to express, €74 million (2005: 80; 2004: 75) to mail and €3 million (2005: 10; 2004: 6) to non-allocated. The capital expenditures on intangible assets of €103 million (2005: 80; 2004: 59) mostly related to software. In 2006, capital expenditures were funded primarily by cash generated from operations.

PROCEEDS FROM SALE OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Proceeds from the sale of property, plant and equipment in 2006 totaled €65 million (2005: 43; 2004: 14), which mainly related to the sale of several buildings from TNT Real Estate B.V. and TNT Real Estate Development B.V.(€44 million). In 2005 the proceeds from the sale of property, plant and equipment related to several buildings from TNT Real Estate B.V. and TNT Real Estate Development B.V. (€23 million) and buildings and equipment from the joint venture Postkantoren B.V. (€7 million) in the mail segment and equipment in our express operations in the United Kingdom (€4 million).

Proceeds from the disposal of intangible assets in 2006 amounted to €2 million (2005: 2; 2004: 2).

INTEREST RECEIVED
In 2006 interest received amounted to €111 million of which €89 million is due to new cash management arrangements. This largely explains the variance in interest received compared to 2005. Interest received also includes interest on short term deposits and bank balances of €12 million and realised hedge income on foreign exchange hedges of €6 million.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	150

Interest and similar income in the statements of income amounted to €199 million. The total cash in flow for interest received is €111 million. The difference between interest income and interest received can be mainly explained by interest income of €73 million relating to our discontinued logistics and freight management business (included in financing relating to our discontinued operations) and interest income relating to fair value adjustments on hedges of €9 million, also not having a cash effect.

£ 26 NET CASH USED IN FINANCING ACTIVITIES (CONTINUING OPERATIONS): -2,152 MILLION (2005: -768; 2004: -298)

REPURCHASES OF SHARES
Under our share buy back programme announced on 6 December 2005 we purchased 27.8 million of our ordinary shares in 2006 for an amount of €769 million, of which €17 million, relating to the ordinary shares purchased in the last days of 2005, was paid in 2006. Under our share buy back programme announced on 6 November 2006 we purchased for an amount of €887 million, 27.6 million of our ordinary shares of which 18.2 million from the State of the Netherlands. As at 31 December 2006, we paid €881 million relating to 27.5 million shares with the remainder of the amount being paid in 2007.

In addition to the share buy back programmes we purchased 2.7 million ordinary shares for an amount of €79 million to cover our obligations under the existing management option plans and share grants.

TNT received cash payments of €52 million (2005: 16) for the exercise of employee stock options in 2006. The increase results from the accelerated vesting of logistics participants and an increase in the number of regular exercises.

REPAYMENTS TO LONG TERM BORROWINGS
The total repayments relating to long term borrowing of €53 million (2005: 2; 2004: 16) related mainly to repayments of bank loans. The scheduled payments on aircraft leases and other leases amount to €10 million (2005: 4; 2004: 9).

PROCEEDS FROM AND REPAYMENTS TO SHORT TERM BORROWINGS
Movements in short term liabilities resulted in a net cash inflow of €166 million (2005 (outflow): 50; 2004: 37). The total repayments to short term borrowings mainly relates tot the repayment of the bilateral bullet loan agreement maturing in 2006 of €129 million, to a decrease of bank overdrafts of €32 million and to repayments on short term leases of €4 million (2005: 47, 2004: 0) partly offset by a cash inflow relating to short term liabilities of €328 million (2005: 14; 2004: 8), of which €287 million relates to our commercial paper programme and €41 million to an increase of bank facilities.

DIVIDENDS PAID
A final cash dividend over 2005, amounting to €173 million or €0.41 per ordinary share and a cash interim dividend for 2006 of €109 million or €0.26 per ordinary share were paid in 2006.

FINANCING RELATED TO OUR DISCONTINUED OPERATIONS
In 2006 the net cash flow used in financing our discontinued logistics business and freight management amounted to €276 million (2005: 21; 2004: -135). This mainly relates to the repayment of €215 million of the Canadian dollar denominated, syndicated facility that was signed in May 2001 before completion of the sale of our logistics business to Apollo.

£ 27 RECONCILIATION TO CASH AND CASH EQUIVALENTS

The following table presents a reconciliation between the cash flow statements and the cash and cash equivalents as presented in the balance sheet.

	Year ended at 31 December

	2006	variance %	2005	variance %	2004

Cash at the beginning of the year	663	4.7	633	34.7	470

Adoption of IAS 32/39 per 1 January 2005 [1]			46

Cash from divested Logistics business	(48)

Exchange rate differences	(5)		16		(5)

Total change in cash (as in consolidated cash flow statements)	(284)		(32)		168

Cash at the end of the year	326	(50.8)	663	4.7	633

of which dicontinued business	(29)		(104)

Cash at the end of the year as reported	297	(46.9)	559	(11.7)	633

(in € millions, except percentages)
1 On adoption of IAS 32 as at 1 January 2005, bank overdraft of €46 million was no longer netted off from cash and cash equivalents.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

151	FINANCIAL STATEMENTS	|	CHAPTER 12

ADDITIONAL NOTES

£28 BUSINESS COMBINATIONS

Summary of principal acquisitions in the year 2006

Company name				Acquisition	Goodwill on
	Segment	Month acquired	% owner	Cost	Acquisition

TG Plus Transcamer Gomez S.A.U.	Express	January	100%	22	34

ARC India Private Ltd.	Express	September	100%	33	23

PostCon Deutschland A.G.	Mail	October	99%	22	17

Mail Express GmbH	Mail	January	100%	6	6

Turbo P.O.S.T. GmbH	Mail	April	74%	4	4

CBS City briefservice GmbH	Mail	April	100%	4	4

Ridas Sicherheits- und Handelsgesellschaft m.b.H.	Mail	November	100%	3	3

Other acquisitions (including remaining shares)				16	8

Total				110	99

(in € millions)

Additions in 2006 include €99 million (2005: 26) of goodwill arising from the acquisition of interests in newly acquired group companies and from extending our interests in group companies acquired in prior years. Our acquisitions in 2006 have generally centered on addressing our long term strategic plans. All acquisition costs paid or to be paid, are paid in cash. Of the total acquisition costs an amount of €89 million is paid in cash in 2006. The acquisition costs shown also include an amount of €5 million of acquired cash. Furthermore the acquisition cost includes an amount of €16 million to be paid as at 31 December 2006. This reflects contingent consideration costs, of which PostCon Deutschland AG is the main acquisition involved.

In respect of the acquisition of PostCon Deutschland AG a maximum amount of €5 million is dependent on the revenue and earnings before interest and taxes realised in the business for each of the years 2006 and 2007.

The acquisition cost of TG Plus Transcamer Gomez S.A.U. of €22 million reflects the agreed enterprise value of €49 million less agreed adjustments of €27 million relating to loans, financial lease obligations and some smaller items. Loans for an amount of €23 million have been repaid by us on the moment of acquisition.

The pre-acquisition balance sheet and the opening balance sheet of the acquired businesses is summarised in the table below:

	Pre-acquisition	Acquisitions
	balance sheets
	(unaudited)

Goodwill	1	99

Other non-current assets	13	45

Total non-current assets	14	144

Total current assets	49	48

Total assets	63	192

Equity	(15)	115

Non-current liabilities	28	27

Current liabilities	50	50

Total liabilities and equity	63	192

(in € millions)

Other non-current assets include an amount of approximately €31 million relating to separately identified intangible assets with respect to 2006 acquisitions.

The largest acquisitions in 2006 relate to ARC India Private Limited, TG Plus Transcamer Gomez S.A.U. and PostCon Deutschland AG. On acquisition an amount of goodwill was recognised. The main factors that contributed to a cost that resulted in the recognition of goodwill are summarized below:
•	TG Plus Transcamer Gomez S.A.U. is the third largest industrial parcel operator in Spain and a strategic fit for Express Europe.
•	Acquiring Arc India Private Ltd. is in line with TNT’s strategic objective to become the leading provider of express deliveries in the emerging markets in Asia, specifically India. We believe that combining Arc India Private Ltd. ‘s strong domestic road network with TNT’s international and domestic networks will form a powerful platform for

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	152

further expansion in the fast growing Indian express market.
•	In Germany, one of the key mail markets in Europe, we reinforced our position as the number one challenger in the German market for delivering addressed mail by the acquisition of PostCon Deutschland AG, the market leader in mail consolidation in Germany. Through this acquisition we now have a solid basis for rapid growth once the postal market has been fully liberalised in Germany.

The (pre-) acquisition balance sheets in ARC India Private Ltd.,TG Plus Transcamer Gomez S.A.U. and PostCon Deutschland AG are separately shown below:

BALANCE SHEETS	TG Plus Transcamer Gomez S.A.U.		ARC India Private Ltd.		PostCon Deutschland A.G.

	Pre-acquisition		Pre-acquisition		Pre-acquisition
	(unaudited)	Acquisition	(unaudited)	Acquisition	(unaudited)	Acquisition

Goodwill		34		23		17

Other non-current assets	3	8	1	11	1	8

Total non-current assets	3	42	1	34	1	25

Total current assets	21	21	7	7	8	8

Total assets	24	63	8	41	9	33

Equity	(22)	17		32	1	25

Non-current liabilities	24	24	1	1

Current liabilities	22	22	7	8	8	8

Total liabilities and equity	24	63	8	41	9	33

(in € millions)

ACQUIREE’S RESULTS
The total acquiree’s result accounted within TNT, since acquisition date, amounts to €-14 million. This relates to TG Plus Transcamer Gomez S.A.U. for an amount of €-10 million, to Arc India Private Limited for an amount of €-2 million, to PostCon Deutschland AG for an amount of €1 million and to miscellaneous smaller items for an amount of € -3 million.

PRO-FORMA RESULTS
The following represents the pro-forma results of TNT for 2006 and 2005 as if these acquisitions had taken place on 1 January 2005. These pro-forma results do not necessarily reflect the results that would have arisen had these acquisitions actually taken place on 1 January 2005, nor are they necessarily indicative of the future performance of TNT. This calculation also includes the impact of amortisation of identified intangible assets.

	Year ended at 31 December

	Pro-forma results (unaudited)		As reported

	2006	2005	2006	2005

Total group revenues	10,114	9,493	10,060	9,329

Profit for the period from continuing operations	824	745	828	770

Profit attributable to the equity holders of the parent	666	634	670	659

Earnings per ordinary share (in € cents)	158.3	139.5	159.3	145.0

Earnings per diluted ordinary share (in € cents)	157.1	138.9	158.1	144.4

(in € millions, except per share data)

£29 COMMITMENTS AND CONTINGENCIES
(No corresponding financial statement number)

	At 31 December

	2006	2005

Commitments relating to:

Financial guarantees	211	191

Operating guarantees	137	76

Rent and operating lease	909	1,251

Capital expenditure	150	16

Repurchases own shares	113	769

Purchase commitments	58	100

(in € millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

153	FINANCIAL STATEMENTS	|	CHAPTER 12

Commitments and contingencies as at 31 December 2005 related to our discontinued logistics business amounts to €706 million. The total guarantees of freight management as at 31 December 2006 amounted to €32 million, of which €12 million related to corporate guarantees and €20 million to bank guarantees. All the guarantees of the discontinued freight management business were financial guarantees.

Of the total commitments indicated above, €662 million are of a short term nature (2005: 1,128).

FINANCIAL AND OPERATING GUARANTEES
Total guarantees at 31 December 2006 were €348 million (2005: 267). Of these guarantees, TNT issued corporate guarantees up to the amount of €183 million (2005: 99). Banks and other financial institutions issued guarantees up to the amount of €165 million (2005: 147). The obligations under the bank guarantees have been secured by our company or its subsidiaries.

Of the amount of €348 million, financial guarantees amounted to €211 million (2005: 191) and were mainly issued in connection with our obligations under lease contracts, custom duty deferment, airline cargo services, credit lines and insurance contracts. Operating guarantees amounted to €137 million (2005: 76) and were mainly issued in connection with mailing and other service performance contracts.

RENT AND OPERATING LEASE CONTRACTS
In 2006 operational lease expenses (including rental) in the consolidated statements of income amounted to €375 million (2005: 380; 2004: 304). Future payments on non-cancellable existing lease contracts mainly relating to real estate, computer equipment and other equipment were as follows:

	At 31 December

PAYABLE IN THE PERIOD	2006	2005

Less than 1 year	222	229

Between 1 and 2 years	199	210

Between 2 and 3 years	146	182

Between 3 and 4 years	102	140

Between 4 and 5 years	65	105

Thereafter	175	385

Total	909	1,251

of which guaranteed by a third		3
party/customers

(in € millions)

CAPITAL EXPENDITURE
Commitments in connection with capital expenditure are €150 million (2005: 16; 2004: 33), of which €148 million is related to property, plant and equipment including €110 million which is related to aircraft and €2 million related to intangible assets. These commitments primarily related to projects within the operations of the express division.

REPURCHASE OF SHARES
Under the €1,000 million repurchase programme, announced on 6 November 2006 (also refer to note 9) we purchased shares for a total amount of €113 million after 31 December

2006. As at 23 January 2007, we have completed the repurchase programme.

PURCHASE COMMITMENTS
At 31 December 2006 we had unconditional purchase commitments of €58 million (2005: 100; 2004: 84) which were primarily related to various service and maintenance contracts. These contracts for service and maintenance relate primarily to information technology, security, salary registration, cleaning and aircraft.

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

In 2006, TNT continued to investigate and analyse its global tax position As a result we currently estimate a range of €100 - €250 million to reflect the realistic range of our total contingent liability in this regard.

In early 2004 our audit committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK tax authorities and to our independent auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. In August 2004 we submitted a report to the UK tax authorities pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK tax authorities. In the first quarter of 2005 we reached a settlement with the UK tax authorities in relation to those matters without any further negative impact on our tax position in 2005.

As previously disclosed, since August 2004, we have been preparing an addendum to our original report to the UK tax authorities that cover UK tax matters that were not the subject of the original investigation. In 2006 we submitted a substantially advanced draft of available information and related tax conclusions required by the UK tax authorities and started discussions with them on these tax matters.

The major issue being discussed with the UK tax authorities concerns whether some of our non-UK subsidiaries might have been resident in the United Kingdom prior to the acquisition of TNT Limited in December 1996 and, if so, whether capital gains tax would have been due if the tax residency of those subsidiaries later moved to another European country.
After having investigated the matter we are of the opinion that the relevant subsidiaries were never UK resident But even if they were seen to be UK resident, we believe that the imposition of such a capital gains tax would be impermissibly discriminatory under EU law. Our opinion has been and is supported by strong external specialist advice.

We have been in discussion with the UK tax authority to come to an agreement on these issues. While to date no assessments relating to the item under discussion have been raised, the UK

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	154

tax authority will issue initial assessments, as we understand it, as a matter of procedure, before they and we can effectively continue to seek an agreed solution. TNT will appeal against the initial assessments. The amounts raised in such initial assessments could exceed the realistic range of our estimated total contingent liability as disclosed above. It is customary in the UK with respect to such initial assessments that the actual obligation for payment will be deferred during the litigation and appeal period until either an agreement is reached or a final assessment is raised. On the basis of our ongoing discussions with the UK tax authorities and the strength of our position, we currently expect either these matters to be settled in 2007 or if necessary litigation to be commenced.

In late 2005 and early 2006 our audit committee conducted an independent investigation with respect to whether illegal acts occurred in connection with certain past tax matters. Although the investigation concluded that such acts had occurred, it was determined in February 2006 that no provision or contingent liability was required as a result of this investigation.

We have also analysed the tax positions of some of our subsidiaries with respect to other countries. Our investigations and analyses concerned, among other things, the substance and implementation of tax structures set up in connection with the acquisition, in December 1996 (prior to our formation in 1998), by our former parent company of the Australian company TNT Limited through a UK subsidiary, and the integration and structuring of those and related businesses after our demerger in 1998. In early 2006 we actively discussed these structures with the relevant tax authorities and have reached an agreement on these matters.

As part of a pilot publicly announced by the Dutch Ministry of Finance, we signed a compliance covenant with the Dutch tax authorities in early 2006 to self-assess and transparently discuss our past, present and future tax issues with the Dutch tax authorities. The Dutch tax authorities have agreed, in turn, to take a clear position on such issues swiftly. In 2006 all relevant past matters presented and discussed have been concluded upon by the Dutch tax authorities and agreed with us.

We have fully accrued the expected cost in our financial statements for 2006 of all of the matters described above, whether agreed or expected to be agreed. From the extensive review to date of our global tax position, on the basis of the facts and circumstances as currently known, the advice received from external advisors and the discussions we have had with various tax authorities some of which are still ongoing, we currently believe that it is unlikely that we will incur an additional liability beyond what we have accrued to date. Our interpretation of past facts and circumstances and relevant tax laws and regulations may be open to challenge or as stated above lead to tax assessments being raised. In addition it is not certain that litigation can be avoided in all cases. However, our positions have been and are supported by strong external specialist advice, both contemporaneous and present, on the basis of which we have reached our estimates.

We currently believe that it is unlikely that we will incur an additional liability related to the above matters beyond what we have accrued to date.

We disclosed in our 2005 annual report an estimate of a realistic range to reflect our total contingent liability, including potential penalties and interest, of €150 - €550 million, based on a probability-weighted assessment of our estimated total theoretical liability. In April 2006 we disclosed that we reduced the range to €100 - €250 million which we continue to believe to be the realistic range to reflect our contingent liability. This range represents some 25-30% of the non-probability weighted estimated theoretical maximum liability - in the highly unrealistic scenario where all of our tax positions under investigation or analysis were successfully challenged, any expected initial assessments were unsuccessfully challenged by us, we and all relevant tax authorities were unable to reach any settlement whatsoever, and all of our positions were rejected by all relevant courts. We believe this is highly unlikely.

Our estimate involves a series of complex judgments about past and future events and relies on estimates and assumptions. Although we believe that the estimates and assumptions supporting our positions are reasonable and are supported by external advice, our ultimate liability in connection with these matters will depend upon the assessments raised, the result of any negotiations with the relevant tax authorities and the outcome of any related litigation.
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

Subcontractor suits in France
Over the years, the authorities in France have brought several criminal and civil actions relating to our express division’s French operations alleging that our subcontractors or their employees should be regarded as our own unregistered employees. The actions variously seek criminal fines or the payment of social security contributions, wage taxes and overtime payments in respect of such employees. Similar actions have been brought against our competitors.

Of the cases on which we reported in our annual report in 2006, the case that pertains to fines imposed on TNT Express International SNC and its regional operations director under a ruling by the Court of Appeal in Paris has not yet been concluded. Following a rejection of our request by the French Supreme Court, we have brought this matter to the attention of the European Court of Human Rights. We obtained discharges of the other cases relating to subcontractors previously reported.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

155	FINANCIAL STATEMENTS	|	CHAPTER 12

Liège court case
In Belgium, judicial proceedings were launched by people living around Liege airport to stop night flights and seek indemnification from the Walloon Region, Liege airport and its operators (including TNT). On 29 June 2004 the Liege court of appeal rejected the plaintiffs’ claims on the basis of a substantiated legal reasoning. Thereupon, the plaintiffs lodged an appeal with the Belgian Supreme Court, which court may only examine pure points of law or procedural items. It does not examine facts. On 14 December 2006, the Supreme Court decided to postpone its rendering of a decision, and filed two pre-judicial questions with the European Court of Justice (ECJ). As a result, it may now take another two to three years before the outcome of the proceedings before the Supreme Court is known. Should the Supreme Court ultimately decide to cancel the 2004 judgement, the matter will be referred to another Belgian Court of Appeal for a new exchange of briefs, pleadings and ruling.

£ 30 EARNINGS PER SHARE
(No corresponding financial statement number)

To compute diluted earnings per share, the average number of shares outstanding (excluding the special share) is adjusted for the number of all potentially dilutive shares. At 31 December 2006 we had potential obligations under stock option and share grants to deliver 4,553,308 shares (2005: 9,023,090; 2004: 10,080,990). There was no difference in the income attributable to shareholders in computing our basic and diluted earnings per share.

For calculating basic earnings per share, an average 420,701,641 ordinary shares is taken into account. For calculating diluted earnings per share an additional average number of 3,157,581 shares is to be taken into account.

The following table summarises our computation related to earnings per share and diluted earnings per share:

	Year averages and numbers at 31 December

	2006	2005

Number of issued and outstanding ordinary shares	422,767,600	497,999,999

Shares held by the company to cover share plans	2,884,441	3,791,438

Shares held by the company for cancellation	27,640,543	29,460,477

Average number of ordinary shares per year	420,701,641	454,367,662

Diluted number of ordinary shares per year	3,157,581	1,992,957

Average number of ordinary shares per year on fully diluted basis in the year	423,859,222	456,360,619

£ 31 JOINT VENTURES

(No corresponding financial statement number)

We account for joint ventures in which we and another party have equal control according to the proportionate consolidation method. Our only significant joint venture as at

31 December 2006 is the 50% interest in Postkantoren B.V. with Postbank N.V. to operate post offices in the Netherlands. Key pro rata information regarding all of our joint ventures in which we have joint decisive influence over operations is set forth below and includes balances at 50%:

	Year ended at 31 December

	2006	2005	2004

Non-current assets	54	62	56

Current assets	182	200	202

Equity	56	64	60

Non-current liabilities	95	113	119

Current liabilities	85	85	79

Net sales	395	408	377

Operating income	18	16	15

Profit attributable to the shareholders	10	12	9

Net cash provided by operating activities	22	26	14

Net cash used in investing activities	(8)	(19)	(9)

Net cash used in financing activities	(14)	(7)	(22)

Changes in cash and cash equivalents	0	0	(17)

(in € millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	156

£ 32 RELATED PARTY TRANSACTIONS WITH THE STATE OF THE NETHERLANDS
(No corresponding financial statement number)

THE STATE OF THE NETHERLANDS AS SHAREHOLDER
Over the years 2004 – 2006 the State of the Netherlands reduced its holding in TNT step by step to nil.
On 29 September 2004, the State of the Netherlands sold a total of 77.7 million ordinary shares in our company reducing its ownership from 34.8% to 18.6% of the then outstanding share capital. We repurchased 20.7 million of these shares. Transfer of the repurchased ordinary shares took place in two tranches. A first tranche of 7.6 million ordinary shares was transferred to us on 4 October 2004. The transfer of the remaining 13.1 million ordinary shares was completed on 5 January 2005.
On 11 July 2005, the State of the Netherlands sold a further 43.3 million ordinary shares in a private placement to ABN Amro Holding and Citigroup reducing its holding to approximately 10% of the share capital outstanding at the time. On 20 November 2006 the State of the Netherlands sold its remaining shares in TNT. 27.8 million ordinary shares were acquired by Citibank and UBS, and 18.2 million ordinary shares were repurchased by TNT.

SPECIAL SHARE
Until 17 November 2006, the State of the Netherlands held the one special share in our company. It gave the State of the Netherlands the right to approve decisions that lead to fundamental changes in our group structure, including:
•	issuing shares in our capital,
•	restrictions on or exclusions of the preemptive rights of holders of our ordinary shares,
•	mergers, demergers and dissolutions with respect to us and Royal TNT Post B.V.,
•	certain capital expenditures,
•	certain dividends and distributions, and
•	certain amendments to our articles of association and the articles of association of Royal TNT Post B.V.

The State of the Netherlands had committed itself to exercising the rights attached to the special share only to safeguard the general interest in having an efficient operating postal system in the Netherlands and also to protect its financial interest as a shareholder. Further restrictions to exercising the rights attached to the special share and to transferring or encumbering the special share applied.
On 28 September 2006 the European Court of Justice ruled that ownership by the State of the Netherlands of the special share is in contravention of EU law.
On 17 November 2006, the special share was transferred for free to TNT. As per that date, the special control rights attached to this share reverted to the company. At our next Annual General Meeting of Shareholders we will propose to convert the special share into an ordinary share as part of an amendment to our articles of association. As a result the rights attached to the special share will terminate at such time as the amendment to articles is effected. We agreed not to exercise the rights attached to the Special Share or sell the Special Share in the interim period.

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

THE STATE OF THE NETHERLANDS AS REGULATOR
The postal system in the Netherlands is regulated by the State of the Netherlands. See note 37 of our financial statements.

£ 33 OTHER RELATED PARTY TRANSACTIONS AND BALANCES
(No corresponding financial statement number)

The TNT group companies have trading relationships with a number of joint ventures as well as with unconsolidated companies in which we hold minority shares. In some cases there are contractual arrangements in place under which TNT companies source supplies from such undertakings, or such undertakings source supplies from TNT.

During 2006, sales made by TNT companies to its joint ventures amounted to €8 million (2005: 42; 2004: 24). Purchases of TNT from joint ventures amounted to €103 million (2005: 131; 2004: 125). The net amounts due to our joint venture entities amounted to €58 million (2005: 49; 2004: 49). As at 31 December 2006, no material amounts were payable by TNT to associated companies. All transactions with joint ventures and investments in associates are conducted in the normal course of business and under arm’s length commercial terms and conditions.

£ 34 SEGMENT INFORMATION
(No corresponding financial statement number)

The presentation of specific data from the consolidated financial statements is classified by divisions and geography. The primary reporting format is based on the corporate divisions. TNT distinguishes between the following corporate divisions:
•	Express business. The express business provides demand door-to-door express delivery services for customers sending documents, parcels and freight.
•	Mail business. The mail business provides services for collecting, sorting, transporting and distributing domestic and international mail.

In 2006 and 2005 the decision was taken to respectively divest the freight management business and the logistics business. As a consequence the discontinued business was not included in the segment information shown.

The pricing of intercompany sales is done at arms’ length.

The secondary reporting format is based on geography:
•	The basis of allocation of net sales by geographical areas is the country or region in which the entity recording the sales is located.
•	Segment assets and investments are allocated to the location of the assets, except for TNT goodwill which is not allocated to other countries or regions.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

157	FINANCIAL STATEMENTS	|	CHAPTER 12

PRIMARY SEGMENTATION - RESULTS

	Year ended at 31 December 2006

	Express	Mail	Inter- company	Non-allocated	Total

Net sales	5,922	4,025		1	9,948

Inter-company sales	9	8	(17)

Other operating revenues	80	32			112

Total operating revenues	6,011	4,065	(17)	1	10,060

Other income	6	58		1	65

Depreciation/impairment property, plant and equipment	(142)	(107)		(6)	(255)

Amortisation/impairment intangibles	(34)	(28)		(1)	(63)

Total operating income	580	761		(65)	1,276

Net financial income/(expense)					(47)

Results from investments in associates					(6)

Income tax					(395)

Profit/(loss) from discontinued operations					(157)

Profit for the year					671

Attributable to:

Minority interests					1

Equity holders of the parent					670

Number of employees	54,060	84,731		431	139,222

(in € millions, except employees)

	Year ended at 31 December 2005

	Express [1]	Mail [1]	Inter- company	Non-allocated	Total

Net sales	5,324	3,921		29	9,274

Inter-company sales	9	9	(18)

Other operating revenues	30	25			55

Total operating revenues	5,363	3,955	(18)	29	9,329

Other income		26		12	38

Depreciation/impairment property, plant and equipment	(139)	(108)		(5)	(252)

Amortisation/impairment intangibles	(31)	(20)			(51)

Total operating income	476	775		(103)	1,148

Net financial income/(expense)

Results from investments in associates					(2)

Income tax					(376)

Profit/(loss) from discontinued operations					(109)

Profit for the year					661

Attributable to:

Minority interests					2

Equity holders of the parent					659

Number of employees	48,845	76,619		836	126,300

(in € millions, except employees) 1 Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	158

	Year ended at 31 December 2004

	Express [1]	Mail [1]	Inter- company	Non-allocated	Total

Net sales	4.933	3.841		24	8.798

Inter-company sales	6	6	(12)

Other operating revenues	24	5			29

Total operating revenues	4.963	3.852	(12)	24	8.827

Other income		8			8

Depreciation/impairment property, plant and equipment	(136)	(109)		(2)	(247)

Amortisation/impairment intangibles	(29)	(19)		(1)	(49)

Total operating income	378	803		(71)	1.110

Net financial income/(expense)					(16)

Results from investments in associates					(2)

Income tax					(372)

Profit/(loss) from discontinued operations					32

Profit for the year					752

Attributable to:

Minority interests

Equity holders of the parent					752

Number of employees	46.502	81.129		430	128.061

(in € millions, except employees)
1 Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.

	Year ended at 31 December

NON-ALLOCATED OPERATING INCOME	2006	2005	2004

Non-core disposals		12

Business initiatives	(27)	(61)	(38)

World Food Programme	(8)	(9)	(9)

Other costs	(30)	(45)	(24)

Total	(65)	(103)	(71)

(in € millions)

2006/2005
In 2006, non-allocated operating costs amounted to €65 million (2005:103). Included in these costs is €27 million (2005: 61) for business initiatives, of which €25 million (2005: 33) relates to the continuing development of our activities in China. As a result of maturing operations, more employees were allocated to the respective express and mail businesses. As a result, the average number of full-time equivalents employed for the development initiatives decreased from 485 at the end of 2005 to 201 at year end 2006. The remaining costs for the business initiatives decreased from €28 million in 2005 to €2 million in 2006. This reduction is a result of lower costs for the rebranding of non TNT branded companies into TNT brand and the allocation of costs for a procurement initiative and a cost efficiency project for lean warehousing to the respective operations. Costs made to support the World Food Programme were €8 million (2005: 9), including costs for knowledge transfer, hands-on support, raising awareness and funds for the World Food Programme and cash donations. The other costs were €30 million (2005: 45), which represent a decrease of €15 million compared to 2005. This decrease mainly relates to higher costs in 2005 as a consequence of the self insured part of the damage caused by major fires in three different warehouses in the United States, Spain and the United Kingdom and employer liability in the United Kingdom. Furthermore, the costs for tax investigations decreased from € 23 million in 2005 to € 21 million in 2006.

2005/2004
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

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

159	FINANCIAL STATEMENTS	|	CHAPTER 12

including the aim to build alliances with other organisations and postal operators, rebranding costs of non TNT branded organisations into the TNT brand and a cost efficiency project for lean warehousing. Costs made to support the World Food Programme were €9 million (2004: 9), including costs for knowledge transfer, hands-on support, raising awareness and funds for the World Food Programme and cash donations. The other costs were €45 million (2004: 24), which represent an increase of €21 million compared to 2004. This increase mainly related to costs incurred for tax investigations, which	amounted to €23 million compared to €13 million in 2004 and to costs for the self insured part of the damage caused by major fires in three different warehouses in the United States, Spain and the United Kingdom and employer liability in the United Kingdom. These costs were partly offset by the gain on the sale of Global Collect B.V. (€12 million).

PRIMARY SEGMENTATION – BALANCE SHEET INFORMATION

			At 31 December 2006

	Express	Mail	Non-allocated	Total

Goodwill paid in the year	58	41		99

Intangible assets	1,480	301	4	1,785

Capital expenditure on property, plant and equipment	329	84	4	417

Property, plant and equipment	1,015	651	12	1,678

Investments in associates	1	1	56	58

Accounts receivable	1,025	415	121	1,561

Total assets [1]	4,006	1,611	691	6,308

Total liabilities [2]	1,388	1,380	1,532	4,300

(in € millions)
1	Identifiable assets also used for the segments have been allocated on the basis of estimated usages. The impact of our discontinued freight management business is included in the non-allocated segment.
2	Includes all liabilities (non-current, current). The impact of our discontinued freight management business is included in the non-allocated segment.

The balance sheet information at 31 December 2005 is as follows:

				At 31 December 2005

	Express [1]	Mail [1]	Freight Management	Non-allocated	Total

Goodwill paid in the year	5	21			26

Intangible assets	1,358	264	213	3	1,838

Capital expenditure on property, plant and equipment	140	80	3	10	233

Property, plant and equipment	832	695	9	16	1,552

Investments in associates			3	44	47

Accounts receivable	935	383	127	26	1,471

Total assets [2]	3,513	2,099	406	2,378	8,396

Total liabilities [3]	1,052	1,453	156	2,456	5,117

(in € millions)
1	Figures have been adjusted to reflect the transfer of Cendris UK from mail to express in 2006.
2	Identifiable assets also used for the segments have been allocated on the basis of estimated usages. The impact of our discontinued logistics business is included in the non-allocated segment.
3	Includes all liabilities (non-current, current). The impact of our discontinued logistics business is included in the non-allocated segment.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	160

SECONDARY SEGMENTS – GEOGRAPHICAL The basis of allocation of net sales by geographical areas is the country or region in which the entity recording the sales is located.

	Year ended at 31 December

	2006	2005	2004

Europe

The Netherlands	3,633	3,671	3,637

United Kingdom	1,349	1,229	1,173

Italy	774	701	652

Germany	950	818	735

France	649	632	609

Belgium	277	297	273

Rest of Europe	1,130	866	756

Americas

USA and Canada	74	73	81

South & Middle America	43	39	33

Africa & the Middle East	89	72	58

Australia & Pacific	442	421	404

Asia

China and Taiwan	288	238	191

India	51	32	27

Rest of Asia	199	185	169

Total net sales	9,948	9,274	8,798

(in € millions)

The location of the total assets of our company at 31 December 2006 and the capital expenditures (including finance leases) in 2006 were as follows:

						At 31 December 2006

	Intangible assets	Property, plant and equipment	Financial fixed assets	Total non-current assets	Current assets	Total assets	Capital expenditures

Europe

The Netherlands [1]	1,005	692	104	1,801	493	2,294	108

United Kingdom	168	464		632	310	942	176

Italy	45	36	36	117	286	403	17

Germany	117	64	125	306	154	460	19

France	287	66	12	365	155	520	16

Belgium	31	202	4	237	81	318	124

Rest of Europe	67	52	8	127	322	449	22

Americas

USA and Canada		3	1	4	18	22	2

South & Middle America	1	2	1	4	24	28	1

Africa & the Middle East	2	4		6	34	40	4

Australia & Pacific	21	70	16	107	59	166	13

Asia

China and Taiwan	5	8		13	99	112	9

India	35	4	2	41	23	64	4

Rest of Asia	1	11	5	17	64	81	5

Total	1,785	1,678	314	3,777	2,122	5,899	520

(in € millions)
1 Including TNT goodwill which is not allocated to other countries or regions.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

161	FINANCIAL STATEMENTS	|	CHAPTER 12

For 2005, the assets and capital expenditures on property, plant and equipment can be specified as follows:

						At 31 December 2005

	Intangible assets	Property, plant and equipment	Financial fixed assets	Total non-current assets	Current assets	Total assets	Capital expenditures

Europe

The Netherlands [1]	980	756	99	1,835	789	2,624	90

United Kingdom	163	400	1	564	323	887	49

Italy	34	32	40	106	254	360	9

Germany	73	57	85	215	113	328	7

France	288	62	3	353	141	494	12

Belgium	32	94	14	140	143	283	16

Rest of Europe	241	47	2	290	253	543	21

Americas

USA and Canada	1	3	2	6	41	47	2

South & Middle America		2	1	3	28	31	1

Africa & the Middle East		3		3	31	34	2

Australia & Pacific	20	74	19	113	67	180	12

Asia

China and Taiwan	4	11		15	97	112	7

India	1	2	1	4	10	14	1

Rest of Asia	1	9	6	16	65	81	4

Total	1,838	1,552	273	3,663	2,355	6,018	233

(in € millions)
1 Including TNT goodwill which is not allocated to other countries or regions.

The location of employees at year end, including temporary employees on our payroll, is as follows:

	Express	Mail	Non-allocated	2006	2005	2004

Europe

The Netherlands	2,898	58,141	230	61,269	64,035	69,907

United Kingdom	11,822	682		12,504	11,857	11,702

Italy	3,101	1,183		4,284	4,217	4,353

Germany	5,255	15,218		20,473	17,979	16,106

France	4,687	30		4,717	4,664	4,528

Belgium	2,300	639		2,939	2,803	2,648

Rest of Europe	7,979	8,628		16,607	7,276	4,799

Americas

USA and Canada	758	202		960	978	1,199

South & Middle America	649			649	538	701

Africa & the Middle East	1,506	8		1,514	1,045	1,330

Australia & Pacific	5,011			5,011	4,928	5,027

Asia

China and Taiwan	2,418		201	2,619	2,461	2,250

India	2,399			2,399	668	537

Rest of Asia	3,277			3,277	2,851	2,974

Total	54,060	84,731	431	139,222	126,300	128,061

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	162

£35 DIFFERENCES BETWEEN IFRS AND US GAAP (No corresponding financial statement number)	generally accepted accounting principles in the United States (US GAAP).
PROFIT FOR THE YEAR AND EQUITY RECONCILIATION STATEMENTS Our consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from	The following tables summarise the principal adjustments, gross of their tax effects, which reconcile profit for the period and total shareholders’ equity under IFRS to the amounts that would have been reported had US GAAP been applied:

	Year ended at 31 December

	2006	2005	2004

Profit attributable to the equity holders of the parent under IFRS	670	659	752

Adjustments for:

Employee benefits	4	(16)	61

Employment schemes: cancellation of contract			(130)

Employment schemes and group reorganisation			(11)

Real estate sale			20

Depreciation and amortisation related to discontinued logistics business	(60)	(8)

Impact of US GAAP differences on sale of logistics business	31

Other		(11)	(6)

Tax effect of adjustments	12	8	28

Profit attributable to the equity holders of the parent under US GAAP	657	632	714

of which related to discontinued operations	(173)	(131)	39

of which related to continuing operations	830	763	675

Earnings per ordinary share/ADS under US GAAP [1] (in € cents)	156.2	139.1	151.9 [3]

Earnings per diluted ordinary share/ADS under US GAAP [2] (in € cents)	155.0	138.5	151.7 [3]

(in € millions, except per share figures)
1	In 2006 based on an average of 420,701,641 of outstanding ordinary shares/ADS (2005: 454,367,662 ; 2004: 469,955,054), which is consistent under IFRS.
2	In 2006 based on an average of 423,859,222 of diluted outstanding diluted ordinary shares/ADS (2005: 456,360,619 ; 2004: 470,547,635), which is consistent under IFRS.
3	Number of shares used in calculation differ from number of shares used to calculate earnings per share under IFRS. The second tranche of shares repurchased from the State of the Netherlands were accounted for in 2004 under US GAAP and in 2005 under IFRS.

		At 31 December

	2006	2005	2004

Total equity under IFRS	2,008	3,279	3,344

Minority interest	(25)	(17)	(19)

Equity for the equity holders of the parent under IFRS	1,983	3,262	3,325

Adjustments for:

Employee benefits	(5)	18	34

Other long lived intangible assets	147	43	(45)

Other intangible assets amortisation	(7)	(10)	(7)

Repurchase of shares			(259)

Pension liability [1]	(539)	(587)	(454)

Depreciation and amortisation related to our discontinued logistics business		(8)

Other	(1)	(6)	(8)

Deferred taxes on adjustments	(7)	45	36

Total equity under US GAAP	1,571	2,757	2,622

(in € millions)

1.	As at 31 December 2006 the minimum pension laibility is no longer recorded as a consequence of the adoption of FAS 158. In 2006 the pension liability was increased by €500 million (net of tax) due to the adoption of this pronouncement. The impact of FAS 158 within equity was offset by an overall reduction in the pension liability in 2006, primarily due to an increase in the discount rate from 4.3% to 4.7%. The comparative figures have not been adjusted.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

163	FINANCIAL STATEMENTS	|	CHAPTER 12

The following is a summary of the significant differences for our company.

EMPLOYEE BENEFITS
As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, at the date of transition to IFRS we have elected to recognise all cumulative actuarial gains and losses and as permitted under IAS 19, Employee Benefits, the unrecognised prior year service costs for all our defined benefit pension plans. For US GAAP purposes the actuarial gains and losses continue to be recognised under the corridor approach while unrecognised prior year service costs are recognised during the future service periods of the active employees. This has resulted in a lower pension expense of €15 million, €10 million and €16 million under US GAAP than under IFRS in 2006, 2005 and 2004, respectively. In 2006, the lower pension expense is partially offset by a curtailment gain of €11 million under IFRS that is not recognised in the statements of income under US GAAP because this is fully offset by unrecognised losses. The curtailment relates to an efficiency incentive of Mail Netherlands and the sales of the logistics business and Cendris Document Management.

In 2005 employee benefits include expenses of €26 million related to payments expected to be made to certain employees on reaching a specific number of years of service. As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, at the date of transition to IFRS, we recorded a liability with a corresponding adjustment to shareholders’ equity as at that date. For US GAAP purposes, we have included the amount in the income statement resulting in a difference in the profit for the period between IFRS and US GAAP.

Under IFRS, we have accounted for certain defined benefit obligations in Italy by using the actuarial present value of the vested benefits to which an employee is currently entitled to, but based on the employee’s expected date of separation or retirement. As permitted under Emerging Issues Task Force (EITF) No. 88-1, Determination of Vested Benefit Obligation for Defined Benefit Plan, we have accounted for these obligations using the nominal value of the vested benefits to which the employee is entitled to if an employee separates immediately. The majority of the differences related to such obligations no longer exist as of 31 December 2006 due to the sale of the logistics division.

EMPLOYMENT SCHEMES
In the past, we recognised a liability for future wage guarantees, which did not qualify as a liability under US GAAP. This difference resulted in reconciliation to US GAAP shareholders’ equity. As at 1 January 2001, after approval of our labour unions and central works council, we transferred the liability to an insurance company. As a result, the obligation for future wage guarantees was settled in full in December 2001. For US GAAP we recognised the transfer payment to the insurance company as a deposit asset that was charged to our statements of income based on the wage guarantees paid by the insurance company of €11 million in 2004.

Following the outcome of an unfavourable court decision with regard to the timing of the deductibility of the settlement amount paid for fiscal filing purposes in October 2004, we have decided to unwind the contract in accordance with the resolutive condition in the contract as per 23 December 2004. For IFRS purposes the termination of the contract led to a repayment by the insurance company (for an amount of €134 million) which was accounted for as a reduction in our salary costs. For US GAAP purposes however, we have unwound the deposit asset (with a remaining balance of €130 million at the moment of termination of the contract). Due to the cancellation of the contract the reconciling item relating employee schemes no longer exists as per 31 December 2004.

REAL ESTATE SALES
Due to timing differences when to account for gains on sale of real estate between IFRS and US GAAP, there is a difference in the statements of income in 2004 of €20 million caused by the fact that for certain real estate transactions in prior years, the legal ownership was not transferred until 2004, resulting in a book profit under US GAAP (already accounted for in prior years under IFRS at the moment the economic risk was transferred). There were no such differences in 2006 and 2005.

DISCONTINUED OPERATIONS
As a result of our December 2005 announcement to focus on our core competency of providing delivery services, we presented assets and liabilities of our discontinued logistics business as long lived assets to be disposed of by sale and presented our profit (loss) for the period from our discontinued logistics business as profit (loss) from discontinued operations. As required under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, we have not depreciated or amortised, since 6 December 2005, our assets held for sale. On 4 November 2006 we have sold our logistics business.

In 2005 IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, required us to classify non-current assets or a disposal group as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. We met all the criteria as required under IFRS 5 for such classification.

The position of the SEC is that in the event shareholder approval is required, management is not considered having authority to dispose of an asset, a requirement in accordance with US GAAP to treat such assets as being held for sale. Accordingly, under US GAAP this criteria was not met until 29 September 2006. The French logistics business met all criteria and was presented as discontinued operations in 2005 and the remainder of the logistics business was presented as part of continuing operations, whose assets continued to be depreciated.

At 29 September 2006 the Extraordinary General Meeting of Shareholders approved the sale of the remaining logistics division. Due to the approval, the US GAAP statements of income have been restated in to reflect the entire logistics division as discontinued operations.

Depreciation and amortisation from 1 January 2006 to 29 September 2006 and from 6 December 2005 to 31 December 2005 for our discontinued logistics business, other than the French activities that we sold during 2005, amounted to €60 million and €8 million, respectively. These amounts are included as reconciling items between IFRS and US GAAP.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	164

On 4 November 2006 we completed the sale of the logistics division to affiliates of Apollo Management L.P. Under IFRS we recognised a loss on disposal of €87 million. Under US GAAP, we recognised a loss of €56 million. The difference is a result of a smaller loss due to differences in the valuation of assets and liabilities between IFRS and US GAAP offset by the release of a larger negative currency translation adjustment of €69 million.

During 2006 we accelerated the vesting of equity awards pertaining to our logistics business employees. This resulted in a remeasurement of such awards under US GAAP and recognition of €2 million additional compensation expense compared to IFRS.

OTHER LONG LIVED INTANGIBLE ASSETS, BUSINESS COMBINATIONS AND IMPAIRMENT OF GOODWILL
As permitted under IFRS 1, First-time Adoption of International Financial Reporting Standards, we have not adjusted business combinations that took place prior to the 1 January 2004 transition date. Prior to 1 January 2004, goodwill on business combinations differed under our previous GAAP and under US GAAP mainly due to differences related to recognition of identifiable and separable intangible assets and recognition of certain provisions such as restructuring provisions. In addition, we continued to amortise goodwill under our previous GAAP until the adoption of IFRS.

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

The differences identified within our reconciliation of total equity pertaining to other long lived intangible assets are due to the reasons noted above as well as differences in our assessment of impairment based upon the requirements of our previous GAAP and IFRS compared to US GAAP.

Under IFRS and under US GAAP, we amortise identifiable and separable intangible assets over their estimated useful lives. Prior to 1 January 2004, we were not required to separate out intangible assets from goodwill resulting in a different carrying value and related amortisation between IFRS and US GAAP for separately identifiable intangible assets. The relating gross carrying amount was €20 million and the accumulated amortisation was €7 million as at 31 December 2006. The impact of such amortisation has resulted in a reduction of profit of €3 million in 2006, 2005 and 2004; including €1 million in 2006 and €2 million in 2005 and 2004, respectively, related to our discontinued logistics business. These differences are included in the ‘other’ line item on our reconciliation of profit under IFRS to US GAAP.

The changes in the carrying amount of goodwill for the year ended 31 December 2006 are as follows:

	Express	Mail	Total

Balance as at 1 January 2006	1,345	266	1,611

Additions	56	42	98

Disposals		(9)	(9)

Internal transfers/reclassifications	45	(24)	21

Exchange rate differences	5	(6)	(1)

Balance as at 31 December 2006	1,451	269	1,720

(in € millions)

REPURCHASE OF SHARES
On 29 September 2004 we announced that the State of the Netherlands sold a total of 77.7 million ordinary shares in our outstanding share capital. We repurchased 20.7 million shares for a per share price of €19.74 of the total amount of shares sold by the State of the Netherlands. Transfer of the repurchased ordinary shares has taken place in two tranches. The first tranche of 7.6 million shares was transferred to us on 4 October 2004. The transfer of the remaining 13.1 million shares was completed on 5 January 2005 and repurchased for € 259 million.

Under IFRS, the first tranche of 7.6 million shares representing an amount of €150 million, was accounted for in the balance sheet as a debit against equity. Related transaction costs (€1 million) have been debited against equity both under IFRS and under US GAAP.

The transfer of the legal ownership for the second tranche took place on 5 January 2005. Under US GAAP (SFAS 150,

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ), the second tranche (of 13.1 million shares) classifies as a financial instrument that should be accounted for as a liability rather than as equity. Therefore, we have reclassified an amount of €259 million (including €1 million interest costs) from equity to liabilities in our balance sheet as per 31 December 2004. Under IFRS the second tranche was presented as a commitment not appearing in the balance sheet as we only adopted the requirements of IAS 32 and IAS 39 effective 1 January 2005. We do not expect any reconciling items on subsequent share repurchase programmes.

MINIMUM PENSION LIABILITY/FAS 158
Until the end of 2005 US GAAP required us to record a minimum pension liability in the event the accumulated benefit obligation (ABO) exceeds the fair value of the pension plan assets, with a corresponding reduction in shareholders’ equity net of deferred taxes. Under IFRS, such a minimum pension liability is not required.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

165	FINANCIAL STATEMENTS	|	CHAPTER 12

As at 31 December 2005 and 2004, the ABO amounted to €5,194 million and €4,643 million, respectively. For certain of our pension plans in the Netherlands, in Germany, and in the United States the ABO exceeded plan assets, requiring us to record a minimum pension liability. The increase in the ABO was mainly due to a decrease in interest rates.

In September 2006 the FASB issues Financial Accounting Standard 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (FAS 158). FAS 158 requires companies to fully recognize an asset or liability for the overfunded or underfunded status of their benefit plans in the financial statements for years ending after 15 December 2006. The pension asset or liability equals the difference between the fair value of the plan’s assets and its benefit obligation. The benefit obligation is measured as the projected benefit obligation for pension plans and as the accumulated postretirement benefit obligation for other postretirement benefits. The impact of the company’s net funded status is to be recorded in equity as a component of accumulated other comprehensive income, net of tax. The impact of this standard for the year ended December 2006 resulted in a decrease in Accumulated other comprehensive income of €500 million (net of deferred tax assets of €171 million) an increase in plan assets of €135 million and an additional provision for pension liabilities of €807 million in our financial statements under US GAAP. The impact of the adoption of FAS 158 within equity was offset by an overall reduction in the pension liability in 2006 primarily due to an increase in the discount rate from 4.3% to 4.7%. As of 31 December 2006 the amount of unrecognised pension expense within accumulated other comprehensive income was €539 million, net of tax. The amounts in accumulated other comprehensive income expected to be recognised as components of net periodic benefit costs in 2007 are an amortised prior service cost credit of €39 million, offset by an amortised net actuarial loss of €37 million.

SHARE BASED PAYMENTS
Prior to 1 January 2006, Statement of Financial Accounting Standards no. 123, Accounting for Stock-based Compensation (SFAS 123), encouraged, but did not require, companies to record compensation cost for stock based compensation plans at fair value. During 2004, we chose to continue to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion no. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. This resulted in the €6 million difference between the 2004 IFRS and US GAAP profit attributable to shareholders included within the ‘other’ line item on our reconciliation of profit attributable to shareholders.

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

Year ended at 31 December

2004

Profit attributable to the equity holders
of the parent

As reported	752

As adjusted	744

Earnings per ordinary share and per ADS

As reported (in € cents)	158.9

As adjusted (in € cents)	157.2

Earnings per ordinary share and per ADS

As reported (in € cents)	158.7

As adjusted (in € cents)	157.0

( in € millions, except per share data)

Significant assumption used in our calculation of fair value is as follows:

Year ended at 31 December

2004

Risk free interest rate (%)	3.07

Dividend (in € cents per share)	57.0

Volatility (%)	21.7

Life op the option (in years)	8

Vesting period (in years)	3

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

Effective 1 January 2005, as permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, we have elected to measure our share based payments using a fair value method. We have used the modified-prospective method wherein we have recognised share based employee compensation as if the fair value based accounting method had been used to account for all employee awards granted, modified, or settled since 1 January 1994 and not yet vested. When all of our share based awards vest over a three year period, this meant fair valuing all awards issued on or after 1 January 2002. Under IFRS, as permitted by IFRS 1, First-time Adoption of International Financial Reporting Standards, we were required to fair value share based awards issued after 7 November 2002 resulting in a €1 million difference in the income statement in 2005 between IFRS and US GAAP.

In December 2004, the FASB issued a revised version of SFAS 123, Share based payments, Revised 2004 (SFAS 123(R)). The SEC has issued Staff Accounting Bulletin No. 107 relating to the adoption of SFAS 123(R). SFAS 123(R) requires us to measure all employee share based compensation awards using a fair value method, estimate award forfeitures, and record such expense in our consolidated statements of income. This

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	166

statement supersedes APB Opinion No. 25, Accounting for Stock issued to Employees. The provisions of this statement were effective 1 January 2006. Effective 1 January 2005, our share based payments for all future awards are measured using the Monte Carlo fair value measurement method. The adoption of SFAS 123(R) did not have an impact on our financial statements.

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

US GAAP has more specific accounting criteria for sale and leasebacks under SFAS No. 28, Accounting for Sales with Leasebacks, SFAS No. 66, Accounting for Sales of Real Estate, and SFAS No. 98, Accounting for Leases (SFAS No. 98). Under SFAS No. 98, a seller-lessee is required to make a determination whether the transaction qualifies for sale and leaseback accounting. Where sale and leaseback transactions do not qualify for sale and leaseback accounting, they are required to be accounted for as finance leases.

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

Differences between IFRS and US GAAP resulted in a cumulative effect of €5 million on shareholders’ equity to defer gains on sale of property and to realise these gains over the respective lease terms as at 31 December 2005. Due to the sale of the logistics division in 2006 we no longer have differences related to such transactions. These differences were previously included on the ‘other’ line item within our reconciliation of total equity from IFRS to US GAAP.

LONG TERM CONTRACT INCENTIVES
Under IFRS, expenses related to long term contract incentive payments made to induce customers to enter or renew long term service contracts may be deferred and accounted for over the contract period. Under US GAAP such payments may not qualify for deferral, and must be recognised fully in income in the initial period that the cost is incurred. We have paid certain long term contract incentives totaling €6 million that did not qualify for deferral under US GAAP. As a result, under US GAAP, such payments were recognised immediately in the income statement, while under IFRS they have been deferred and will be recognised over the term of the contract. This difference resulted in an adjustment to the US GAAP net income and shareholders’ equity in 2005 to reflect the reversal of the related annual charge to the income statement recorded under IFRS. Due to the sale of the logistics division in 2006 we no longer have differences related to such incentives.

FINANCIAL INSTRUMENTS
Effective 1 January 2005, under IFRS we are required to value derivative instruments at fair value and are required to recognise changes therein recognised either in current earnings or through a separate component of shareholders’ equity, depending on specific criteria. Similar accounting treatment is required under US GAAP. As at 31 December 2006 and 2005 we had no significant differences between IFRS and US GAAP, in accounting for our derivative instruments.

GUARANTEES
We have provided certain indemnifications in 2006 related to the sale of our logistics division to Apollo Management L.P. which are within the scope of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). These provisions expand those required by Statements of Financial Accounting Standards 5, Accounting for Contingencies, by requiring the guarantor to recognize and disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The indemnifications we have provided relate to circumstance in which payment by us is conditional on claims made by Apollo Management L.P., which typically allow for us to challenge the claim. Further, our obligations under these agreements are limited in terms of time and / or amount.

It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. There is no difference between the amounts which we have accrued under IFRS related to these indemnifications and the amounts we have accrued under US GAAP. We refer to note 12 of the consolidated financial statements.

The remainder of our guarantees are outside the scope of FIN 45 because they are guarantees of our own performance. We had no guarantees that met the criteria of FIN 45 in 2005.

OTHER
Under IFRS, a curtailment gain on a suspended retirement plan is recognised as the difference between the curtailment gain and the estimated additional liability to terminate the plan. Under US GAAP, an estimated liability to terminate a plan is not recorded until the plan is formally terminated. This accounting difference resulted in a €2 million adjustment to our 2005 reconciliation of shareholders’ equity under IFRS to that under US GAAP in order to reverse the recognition of the estimated liability to terminate the plan that was made in 2002. Due to the sale of the logistics division in 2006 we no longer have differences related to the recognition of curtailment gains.

Under IFRS, provisions were made for constructive obligations for early retirement benefits for certain part-time employees in one of our group companies. Under US GAAP these provisions

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

167	FINANCIAL STATEMENTS	|	CHAPTER 12

were not permitted as we were not legally obligated to make these payments at year end 2006.This also resulted in a difference at year end 2004. This difference amounted to €6 million and €3 million at year end 2006 and 2005, respectively, and is included on the ‘other’ line item within our reconciliation of total equity from IFRS to US GAAP.

Under IFRS, for intangible assets other than goodwill, restoration of previously recognised impairments is required when the reason for the impairment is no longer valid. Under US GAAP, restoration of previously recognised impairments is prohibited. This difference amounted to €1 million, €2 million and €3 million at year end 2006, 2005 and 2004, respectively, and is included on the ‘other’ line item within our reconciliation of total equity from IFRS to US GAAP.

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

We recognise deferred tax assets if it is more likely than not that they will be realised. Accordingly, we have established valuation allowances of €158 million (2005:133) and recorded as at 31 December 2006 net deferred tax assets of €63 million (2005:70). Under IFRS we have recorded the same amounts of net deferred tax assets.

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

Additional information related to roll forward of the equity, comprehensive income and accumulated other comprehensive income is included in the following tables:

Total
equity

Equity for the equity holders of the parent	3,146
under US GAAP at 31 December 2003

Profit attributable to shareholders over 2004	714
under US GAAP

Final dividend 2003 and interim dividend 2004	(237)

Translation adjustment IFRS	(29)

Translation adjustment on US GAAP reconciling items	(113)

Stock options exercised	3

Repurchase of shares 2004 plan October 2004 tranche	(151)

Repurchase of shares 2004 plan January 2005 tranche	(258)

Minimum liability for defined benefit plans	(454)

Other	1

Equity for the equity holders of the parent	2,622
under US GAAP at 31 December 2004

Profit attributable to shareholders over 2005	632
under US GAAP

Final dividend 2004 and interim dividend 2005	(268)

Translation adjustment IFRS	8

Translation adjustment on US GAAP reconciling items	86

Stock options exercised	41

Additional liability for defined benefit plans	(133)

Repurchase of shares 2005 plan	(231)

Equity for the equity holders of the parent	2,757
under US GAAP at 31 December 2005

Profit attributable to shareholders over 2006	657
under US GAAP

Final dividend 2005 and interim dividend 2006	(282)

Translation adjustment IFRS	11

Translation adjustment on US GAAP reconciling items	(8)

Share based compensation	15

Reduction of liability for defined benefit plans	48

Release of currency translation adjustment related to	69
logistics business

Repurchase/cancellation of shares in 2006	(1,736)

Stock options exercised	52

Other	(12)

Equity for the equity holders of the parent	1,571
under US GAAP at 31 December 2006

(in € millions)

		Year ended at 31 December

COMPREHENSIVE INCOME	2006	2005	2004

Profit attributable to the equity holders of the parent	657	632	714
under US GAAP

Unrealised forex gains and (losses) IFRS	11	8	(29)

Unrealised forex gains and (losses) US GAAP reconciling items	(8)	86	(113)

Decrease/(Increase) liability for defined benefit plans	48	(133)	(454)

Release of currency translation adjustment related to logistics business	69

Other	(9)		2

Comprehensive income under US GAAP	768	593	120

(in € millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	168

		Year ended at 31 December

ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF RELATED	2006	2005	2004
INCOME TAXES (UNDER US GAAP)

Opening accumulated comprehensive income	(822)	(783)	(189)

Unrealised forex gains and (losses) IFRS	11	8	(29)

Unrealised forex gains and (losses) US GAAP reconciling items	(8)	86	(113)

Decrease/(Increase) liability for defined benefit plans	48	(133)	(454)

Release of currency translation adjustment related to logistics business	69

Other	(9)		2

Total accumulated other comprehensive income,	(711)	(822)	(783)
net of taxes (US GAAP)

(in € millions)

The total accumulated other comprehensive income, net of taxes, of €711 million mainly includes a pension liability of €539 million and the remainder consist of unrealised gains and losses on foreign currency translations.

RECENT US GAAP ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board in the United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, could affect our consolidated financial statements for US GAAP reporting.

In September 2006 the FASB issued SFAS 157, Fair Value Measures, (SFAS 157). This statement enhances the guidance for using fair value to measure assets and liabilities. SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. We are required to adopt this pronouncement effective 1 January 2008. We are evaluating the impact this standard will have on our financial statements.

In September 2006, the FASB issued FASB Staff Position (FSP) No. AUG Air-1, Accounting for Planned Major Maintenance Activities. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim reporting periods. This FSP amends the requirements of American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Airlines. This FSP is effective for us starting 1 January 2007. We do not expect this FSP will have an impact on our financial statements related to the maintenance of our aircraft, as our current practice is to expense such maintenance costs when incurred.

In June 2006, the FASB issued FASB interpretation No. 48, Accounting for Uncertainty in Income taxes an interpretation of FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for us starting 1 January 2007. We are evaluating the impact this interpretation will have on our financial statements.

In June 2006, the Emerging Issues Task Force (EITF) of the FASB ratified EITF 06-2, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences (SFAS 43). This pronouncement provides guidelines under which sabbatical leave or other similar benefits provided to an employee are considered to accumulate, as defined in SFAS 43. If such benefits are deemed to accumulate, then the compensation cost associated with a sabbatical or other similar benefit arrangement should be accrued over the requisite service period. The provisions of this pronouncement are effective for us starting 1 January 2007 and allow for either retrospective application or a cumulative effect adjustment approach upon adoption. We do not expect the adoption of this pronouncement will have a material impact on our financial statements.

In March 2006, the EITF of the FASB issued EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation). This pronouncement requires disclosure of a companies accounting policy regarding the gross or net presentation of point-of-sales taxes such as sales tax and value-added tax. If taxes included in gross revenues are significant, the amount of such taxes for each period for which an income statement is presented should also be disclosed. This pronouncement is effective for us starting 1 January 2007. We do not expect that the adoption of this pronouncement will have a material impact on our financial statements as we report such revenues on a net basis.

The EITF of the FASB issued EITF 05 -6, Determining the Amortisation Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. This pronouncement requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortised over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of acquisition of the leasehold improvement. We were required to adopt this pronouncement effective 1 January 2006. The adoption of this pronouncement did not have an impact on our financial statements.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

169	FINANCIAL STATEMENTS	|	CHAPTER 12

£ 36 SUBSEQUENT EVENTS

(No corresponding financial statement number)

ACQUISITION EXPRESSO MERCURIO S.A.
On 10 January 2007 we announced the completion of the acquisition of 100% of the shares of Expresso Mercurio S.A. (Mercurio), the market leader in the Brazilian domestic express market. The acquisition price is €151 million.

The unaudited pre-acquisition balance sheet and the preliminary opening balance sheet of the acquired business are summarized below:

	Pre-acquisition balance sheets (unaudited)	Expresso Mercurio S.A. (unaudited)

Goodwill		106

Other non-current assets	16	43

Total non-current assets	16	149

Total current assets	24	25

Total assets	40	174

Equity	21	151

Non-current liabilities	3	4

Current liabilities	16	19

Total liabilities and equity	40	174

(in € millions)

The unaudited revenues for 2006 amounted to €190 million. The unaudited net profit after tax amounted to €3 million. The acquisition of Mercurio helps TNT in achieving our strategic intend to expand in emerging markets and to develop our global networks. Thanks to Mercurio we will increase our footprint in Brazil and the neighboring countries such as Chile, Argentina and Uruguay, while the current Mercurio customers can benefit from the worldwide coverage of the TNT network. The Brazilian economy is one of the fastest growing in the world, marked by high investments in the manufacturing sector (automotive, pharmaceutical/chemical industry), with expected growth rates for the domestic express market in the range of 10 to 15% annually in the coming years.

REPURCHASE PROGRAMME
On 23 January 2007, we completed the €1,000 million repurchase programme, we had announced on 6 November 2006. After 2006 we purchased 3,307,164 shares at an average price of €34,22 per share for a total amount of €113 million. It is our intention to cancel the ordinary shares and request for such cancellation to be approved by our shareholders.

SALE OF FREIGHT MANAGEMENT BUSINESS
On 16 November 2006 we signed a Sale and Purchase Agreement to sell our freight management business unit to the French logistics service provider Geodis SA. On 5 February 2007 we completed the sale. The total net proceeds are approximately €450 million. The book gain of the transaction is expected to be approximately €190 million. Final amounts will be calculated on the basis of completion accounts. The results of the transaction will be accounted for in our 2007 profit for discontinued operations.

REPURCHASE PROGRAMME 26 FEBRUARY 2007
On 26 February 2007 we announced the start of a share repurchase programme of up to €400 million, to start as soon as possible after the Annual General Meeting of shareholders (AGM) on 20 April 2007. The programme follows the completion of the sale of our freight management business. It is our intention to cancel the ordinary shares acquired through the repurchase programme.

£ 37 POSTAL REGULATION AND CONCESSION
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

In connection with the Dutch Postal Act there is the parliamentary Postal Decree, which specifies the services that constitute the mandatory postal services and defines the scope of the reserved postal services. The combination of these mandates and exclusive rights are commonly called the “Postal Concession”. The Postal Concession is performed by our subsidiary Royal TNT Post B.V.

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

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	170

On 16 December 2004 the Minister of Economic Affairs discussed his vision for the Dutch postal market with parliament. During this meeting parliament gave its support to the vision, which addressed issues such as full liberalisation, the scope of the mandatory postal services and tariff regulation. The vision for the Dutch postal market has been translated into the proposal for a new Dutch Postal Act that passed the Dutch government on 13 April 2006. The Dutch government’s policy contains the following elements:
•	full liberalisation of the Dutch postal market as of 1 January 2008 (conditional on full market liberalisation in the United Kingdom and Germany, i.e. the condition of a level playingfield),
•	we will be required to perform the mandatory postal services in the Netherlands for an undefined period,
•	the Postal Act and the scope of the mandatory postal services can be evaluated every four years,
•	rates for mandatory postal services will be regulated using a price cap system linked to inflation,
•	non-discrimination will be applicable to our mail services. Competitors and customers must be treated equally in terms of rates and conditions, and
•	the OPTA will be charged with monitoring the mandatory services and non-discrimination requirements.

We are pleased that the policy regarding liberalisation is conditional on the future de facto liberalisation in the United Kingdom and Germany, where further liberalisation is also scheduled to take place in 2006 and 2008 respectively.

The decision by the Dutch government to fully liberalise the Dutch postal market on 1 January 2008 and the proposal for a new Dutch Postal Act await approval of parliament. The dossier will probably be discussed during the course of 2007.

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

Accounting other financial obligations
Our obligations on reporting include the establishment of an annual report on our performance of the mandatory postal services, providing, among other things, an overview of the financial results related to the mandatory postal services. This report must be reviewed by an independent auditor appointed by OPTA.

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

Value added tax on postal services
At present, we are not allowed to charge value added tax on postal items forming part of the mandatory postal services. The flip side of this is that for mandatory postal services we can not deduct the VAT amounts paid on our purchases of services and goods related to the mandatory services. We are required to charge VAT on all services not included in the mandatory

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

171	FINANCIAL STATEMENTS	|	CHAPTER 12

services, i.e. the services in competition with other operators. Competitors are required to charge VAT on those items as well. Therefore, there is a level playing field for competitors and our company on these services.

Regulatory conditions for the provivision of mandatory postal services
Regarding mandatory postal services the General Postal Regulation Decree imposes various regulatory conditions on us with respect to service provision, tariffs, cost and revenue accounting, financial administration and reporting. Other than the mandatory postal services, none of our postal services is subject to governmental control.

According to the Dutch Postal Act, article 2d, we are obliged to give our competitors entrance to our P.O. boxes. This service has to be delivered against reasonable, objectively justifiable and non-discriminatory conditions and remunerations. To date these conditions and remunerations are the negotiated results between parties.

With respect to service levels, the General Postal Regulations Decree requires us to provide a level of service that complies with modern standards, to provide nationwide services and to perform a delivery round every day, except for Sundays and public holidays. We are required to deliver not less than 95% of all domestic letters the day after the day of posting, not including Sundays and public holidays. We are required to maintain a network of service points (post offices and agents) for the access of the general public to the services. With respect to rates and conditions, we are required to set rates and associated conditions that are transparent, non discriminatory and uniform. However, we may grant volume discounts for items of correspondence and negotiate specific prices and conditions with high-volume users. We are required to submit proposed rate changes to OPTA, which has to evaluate whether the proposed changes are in accordance with the price cap system.

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

The price cap system was last evaluated in 2002. Since an earlier decision of the Ministry of Economic Affairs to freeze the tariffs controlled by the price cap system was declared void in June 2004, we have remained able to amend the individual rates for mandatory postal services, subject to the provisions of the tariff control system. However, in view of the wider importance of the adoption of an integral and balanced vision for the postal market as submitted to parliament, we announced our intention not to increase the price of a stamp for consumers from the level of €0.39 for the years 2004, 2005 and 2006. On 30 August 2006 we announced to amend the TNT Post rates on 1 January 2007. The rate for single-item domestic letters up to 20 grammes will be increased to €0.44. This will be the first rate increase for single-item mail in five and a half years. We intend not to increase the €0.44 rate again until 2010. The newly announced rates (12.1% average increase) remain within the inflation rate of 12.5% on aggregate since 2001. The rate increases fall within the maximum levels allowed by law, which has been confirmed by OPTA.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	172

TNT N.V. CORPORATE BALANCE SHEETS

		At 31 December

	BEFORE PROPOSED APPROPRIATION OF PROFIT
		2006	variance %	2005

	ASSETS

	Non-current assets

	Investments in group companies	3,672		4,428

	Investments in associates	56		43

	Deferred tax assets	5		5

£ 38	Total financial fixed assets	3,733	(16.6)	4,476

£ 39	Pension asset	495	29.2	383

	Total non-current assets	4,228	(13.0)	4,859

	Current assets

	Accounts receivable from group companies	97

	Other accounts receivable	30		16

	Cash and cash equivalents	16		8

	Total current assets	143	495.8	24

	Total assets	4,371	(10.5)	4,883

	LIABILITIES AND EQUITY

£ 40,9	Equity

	Issued share capital	203		230

	Additional paid in capital	1,245		1,421

	Cumulative translation adjustment	(5)		(16)

	Hedge reserves	(21)		(12)

	Other reserves	0		1,080

	Unappropriated profit	561		559

	Total shareholders’ equity	1,983	(39.2)	3,262

	Non-current liabilities

£ 13	Euro Bonds	1,004		1,009

	Total non-current liabilities	1,004	(0.5)	1,009

	Current liabilities

	Accounts payable to group companies	1,292		418

	Short term provision	47

	Other current liabilities	33		182

	Accrued current liabilities	12		12

	Total current liabilities	1,384	126.1	612

	Total liabilities and equity	4,371	(10.5)	4,883

(in € millions, except percentages)
•	the figures £ in the line items of these financial statements refer to the notes to the financial statements.
•	the accompanying notes form an integral part of the financial statements.
•	the pension asset and investment in group companies over the comparative year have been restated to be in accordance with IAS 19-34a.
This did not result in changes to the equity.

TNT N.V. CORPORATE STATEMENTS OF INCOME

	Year ended at 31 December

	2006	2005	2004

Results from continuing operations	806	743	597

Results from discontinued operations	(70)	(109)	32

Results from investments in group companies after taxes	736	634	629

Other income and expenses after taxes	(66)	25	123

Profit attributable to the shareholders	670	659	752

(in € millions)
•	the result from continuing operations and the other income/expense after taxes over prior years have been restated to be in accordance with IAS 19-34a.
This did not result in changes to the profit attibutable to the shareholders.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

173	FINANCIAL STATEMENTS	|	CHAPTER 12

NOTES TO THE CORPORATE BALANCE SHEETS AND STATEMENTS OF INCOME

ACCOUNTING POLICIES FOR VALUATION AND DETERMINATION OF RESULT TNT N.V.

The corporate financial statements for the year ended 31 December 2006 have been prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. We have applied the option in Article 362 (8) to use the same principles of valuation and determination of result for the corporate financial statements as the consolidated financial statements.
Our corporate balance sheets and statements of income have been adjusted to reflect the adoption of IFRS. This has impacted our equity and the carrying value of the investments in group companies by €12 million as at 1 January 2004 and €560 million as at 31 December 2004. As at 1 January 2005 the adoption of IAS 32 and IAS 39 resulted in a decrease of €9 million relating to the valuation of a put option.

Our investments in group companies are carried at net asset value. For the principles of valuation of assets and liabilities and for the determination of results reference is made to the notes to the consolidated balance sheet and statements of income.

The balance sheet as of 31 December 2005 and the statements of income over 2005 and 2004 have been restated following a reassessment of the risks and rewards related to the Dutch pension plans. These pension plans are to be regarded as group plans which should, in accordance with IAS 19.34a, be accounted for at TNT N.V. level. As a result of the revised position the balance sheet of TNT N.V. as of 31 December 2005 was restated with retrospective effect whereby Pension assets of €383 million were recorded against a corresponding decrease of €383 million in the Investments in group companies balance. There was no impact on equity or results since the costs of the pension plans did not change at a consolidated level. In order to reflect the difference between the net benefit costs for TNT N.V. and the costs recharged to the subsidiaries based on the contribution payable, results from investments were lowered by €105 million and €151 million for 2005 and 2004 respectively. Other income and expense over 2005 and 2004 were increased by the corresponding amounts. From a fiscal unity perspective the tax effects are accounted for at subsidiary level.

£ 38 TOTAL FINANCIAL ASSETS: 3,733 MILLION (2005: 4,476)

STATEMENT OF CHANGES FINANCIAL FIXED ASSETS
	Investments in group companies	Investments in associates	Deferred tax assets	Prepayments & accrued income	Total

Balance at 31 December 2004	3,895	32		3	3,930

Adoption IAS 32/39	(9)			(3)	(12)

Balance at 1 January 2005	3,886	32			3,918

CHANGES IN 2005

Results	634	(2)			632

Acquisitions/additions		13	5		18

Disposals/decreases	(111)				(111)

Withdrawals/repayments

Exchange rate differences	19				19

Other changes

Total changes	542	11	5		558

Balance at 31 December 2005	4,428	43	5		4,476

CHANGES IN 2006

Results	736	(6)			730

Acquisitions/additions	647	19			666

Disposals/decreases	(2,138)				(2,138)

Withdrawals/repayments

Exchange rate differences	(1)				(1)

Other changes

Total changes	(756)	13			(743)

Balance at 31 December 2006	3,672	56	5		3,733

(in € millions)

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	174

Investments in group companies include our investments in our discontinued freight management business.

£ 39 PENSION ASSET 495 MILLION (2005: 383)

TNT N.V. is the sponsoring employer for two Dutch pension plans, which are externally funded and are covering the majority of TNT’s employees in the Netherlands. In accordance with IAS19.34a the net defined benefit cost is recognised in the corporate financial statements of TNT N.V. The other group companies recognise the costs equal to the contribution payable for the period in their financial statements. For TNT NV the contributions received from other group entities offset the pension expense. The impact of the contributions is represented as participant contributions in the table below. The table below reconciles the opening and closing balances of the present value of the defined benefit obligation and the fair value of plan assets for the TNT N.V.- sponsored group pension plans.

	2006	2005

CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning of year	(4,502)	(3,953)

Service costs	(137)	(135)

Interest costs	(198)	(193)

Amendments	8

Prior service costs/termination benefit costs		(52)

Curtailments/settlements	9

Actuarial (loss)/gain	271	(242)

Benefits paid	81	73

Benefit obligation at end of year	(4,468)	(4,502)

CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning of year	4,179	3,615

Actual return on plan assets	382	477

Participant contributions	122	160

Benefits paid	(81)	(73)

Fair value of plan assets at end of year	4,602	4,179

FUNDED STATUS AS AT 31 DECEMBER

Funded status	134	(323)

Unrecognised net actuarial loss	322	653

Unrecognised prior service costs	39	53

Pension assets	495	383

COMPONENTS OF EMPLOYER PENSION EXPENSE

Service costs	(137)	(135)

Interest costs	(198)	(193)

Expected return on plan assets	342	298

Amortisation of actuarial loss	(24)	(25)

Curtailment gain	8

Other costs	(1)

Participant contributions	122	160

Total post employment benefit income/(expenses)	112	105

WEIGHTED AVERAGE ASSUMPTIONS AS AT 31 DECEMBER

Discount rate	4.7%	4.3%

Expected return on plan assets	7.9%	7.9%

Rate of compensation increase	2.0%	2.0%

Rate of benefit increase	2.0%	2.0%

(in € millions, except percentages)

For additional details on the Dutch pension plans we refer to note 10.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

175	FINANCIAL STATEMENTS	|	CHAPTER 12

£ 40 EQUITY: 1,983 MILLION (2005: 3,262)

	Issued share capital	Additional paid in capital	Cumulative translation adjustment	Hedging reserve	Other reserves	Retained earnings	Total shareholders’ equity

Balance at 31 December 2004	230	1,421	(35)		1,052	657	3,325

Effect on adoption of IAS 32/39					(268)		(268)

Balance at 1 January 2005	230	1,421	(35)		784	657	3,057

Profit for the year						659	659

Gains/(losses) on cashflow hedges, net of tax				(12)			(12)

Currency translation adjustment			19				19

Total recognised income for the year			19	(12)		659	666

Final dividend previous year						(168)	(168)

Appropriation of net income					489	(489)

Interim dividend current year						(100)	(100)

Repurchases of shares					(231)		(231)

Share based compensation					10		10

Other					28		28

Total direct changes in equity					296	(757)	(461)

Balance at 31 December 2005	230	1,421	(16)	(12)	1,080	559	3,262

Profit for the year						670	670

Gains/(losses) on cashflow hedges, net of tax				(9)			(9)

Currency translation adjustment			(1)				(1)

Total recognised income for the year			(1)	(9)		670	660

Final dividend previous year						(173)	(173)

Appropriation of net income					386	(386)

Interim dividend current year						(109)	(109)

Repurchases of shares	(27)	(176)			(1,533)		(1,736)

Share based compensation					13		13

Other			12		54		66

Total direct changes in equity	(27)	(176)	12		(1,080)	(668)	(1,939)

Balance at 31 December 2006	203	1,245	(5)	(21)	0	561	1,983

(in € millions)

See note 9 for additional details on equity.

£ 41 WAGES AND SALARIES
(No corresponding financial statement number)

TNT N.V. does not have any employees. Hence no salary and social security costs were incurred. In accordance with IAS19.34 the net defined benefit cost shall be recognised in the corporate financial statements of TNT N.V. For the pension costs reflected we refer to note 39.

£ 42 COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET
(No corresponding financial statement number)

Declaration of joint and several liability
As at 31 December 2006 TNT N.V. has issued a declaration of joint and several liability for some of its group companies in compliance with article 403, Book 2 of the Dutch Civil Code.

Those group companies are:
•	Royal TNT Post B.V.
•	TNT Holdings B.V.
•	TNT Express Holdings B.V.
•	TNT Headoffice B.V.

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

Guarantees
Parental support in the form of a guarantee has been provided by TNT N.V. relating to its subsidiary TNT Finance B.V. for a syndicated loan (€1 billion), various loan facilities including a €1

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	176

billion commercial paper programme, €250 million cash pooling credit facility and for various international swaps and derivatives association (ISDA) agreements.

In addition, we had issued a guarantee for the syndicated loan entered into by our indirect subsidiary TNT Canada Inc. (€222 million). This pertains to our discontinued logistics business. As the loan was repaid prior to the disposal of the logistics business, TNT N.V. was released of its obligations under the guarantee.

A further guarantee of €23 million was issued for a credit facility of an indirect Chinese subsidiary.

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

£ 43 SUBSIDIARIES AND ASSOCIATED COMPANIES AT
31 DECEMBER 2006
(No corresponding financial statement number)

The full list containing the information referred to in article 379 and article 414, Book 2 of the Dutch Civil Code is filed at the office of the Chamber of Commerce in Amsterdam.

Amsterdam, 26 February 2007

Board of Management
M.P. Bakker (Chairman)
C.H. Van Dalen
H.M. Koorstra
M.C. Lombard

Supervisory Board
J.H.M. Hommen (Chairman)
R.J.N. Abrahamsen
J.M.T. Cochrane
R.  Dahan
V.  Halberstadt
G. Kampouri Monnas
R. King
W. Kok
S. Levy
R.W.H. Stomberg

TNT N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O Box 13000
1100 KG Amsterdam
The Netherlands

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

177	FINANCIAL STATEMENTS	|	CHAPTER 12

OTHER INFORMATION

PAGE LEFT INTENTIONALLY BLANK

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 12	|	FINANCIAL STATEMENTS	178

EXTRACT FROM THE ARTICLES OF ASSOCIATION ON APPROPRIATION OF PROFIT

Under our current articles of association, a dividend of 7% is to be paid first on the special share (article 35, paragraph 1). The dividend specified in article 35, paragraph 1 will then be paid on the preference shares B if outstanding. Subject to the approval of our Supervisory Board, our Board of Management will determine which part of the profit remaining after payment of dividend on the special share (and any preference shares B) will be transferred to the reserves (article 35, paragraph 2). The remaining profit will be distributed as dividend on ordinary shares (articles 35, paragraph 3). No dividends shall be paid on shares held by us in our own capital (article 35, paragraph 6).

On 17 November 2006, the State of the Netherlands transferred the special share in the company to TNT. As part of that transaction we agreed not to transfer this share to a third party. As no dividend shall be paid on shares held by us, in 2007 no dividend shall be paid on the special share. We will propose to convert the special share into an ordinary share as part of our amendment to our articles of association changed accordingly at our next Annual General Meeting of Shareholders. Preference shares B have not been issued.

APPROPRIATION OF PROFIT
Subject to the adoption of our financial statements, the proposed 2006 dividend has been set at €0.73 in cash per ordinary share of €0.48 par value. After adjusting for the interim dividend of €0.26 per ordinary share paid out in April 2006, the final dividend will be €0.47 per ordinary share.

APPROPRIATION OF PROFIT
2006

Profit attributable to the equity holders of the	670
parent

Appropriation in accordance with the articles of association:

Reserves adopted by the Board of Management	(378)
and approved by the Supervisory Board
(article 35, par.2)

Dividend on ordinary shares	292

Interim dividend paid	109

Final dividend	183

(in € millions)

SPECIAL CONTROL RIGHTS UNDER THE ARTICLES OF ASSOCIATION

On 17 November 2006, the special share held by the State of the Netherlands was transferred for free to TNT. As per that date, the special control rights attached to this share also reverted to the company. The conversion of the special share is part of the amendment to the articles of association that will be proposed to the annual general meeting in 2007. We agreed not to exercise the rights attached to the special share in the interim period.

GROUP COMPANIES OF TNT N.V.
The list containing the information referred to in article 379 and article 414 of Book 2 of the Dutch Civil Code is filed at the office of the Chamber of Commerce in Amsterdam.

SUBSEQUENT EVENTS
For information relating to subsequent events reference is made to note 36.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

REGULATORY ENVIRONMENT	|	CHAPTER 13

“	Within TNT, even though you may not know the individual personally, you can still connect. We all speak the TNT language.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 13	|	REGULATORY ENVIRONMENT

TNT EXPRESS INDIA

Unless you want to come away with your head reeling, don’t get drawn into a detailed conversation with Raj about his job. He is likely to bowl you over with computer terms that if you are not in his line of business will sound like double Dutch. He clearly knows his stuff. Yet unlike many IT specialists, he is also a people person and has a natural charm and understanding character that must be the secret to his success. Within three months, in a project known simply as Domestic, Raj and his team have connected 63 offices across India to create what is now the largest IT network in a TNT country. Don’t ask about the details!

Raj: “I have been fascinated by technology since I was young and can remember trying to work out how things like telephones work. You can maybe imagine that being in my current position is something of a dream job! When I started at TNT India in September ’97, we had just 40 PCs and a handful of printers. We now have some 1,400 computers and 800 printers, spread across 63 locations, all connected seamlessly on a hybrid network.”

“My greatest challenge so far started in January 2006. Before the launch of Domestic, we had what we call a distributed network, whereby each of our 19 offices had its own local network and services. First step was to set up a data centre in Bangalore, where we house all the servers for our CITRIX, Lotus Notes and Quantum systems. This was done with help of a project team from TNT’s ICS centre in Atherstone, while I controlled the rollout centrally from Bangalore. Following strict project planning, weekly reviews and a contingency plan, we set up the IT systems in the outlying depots. With six people, we managed to get all 63 depots completed within four months.”

“The key to the success of the implementation was threefold in my eyes. You have to ensure your coordination is tight. You have to provide precision planning with contingencies. And you have to listen and understand those you are working with – connect with them. Even IT is a people game in the end. Just for the record – we’re in for a fun time again. We have just purchased a company called Speedage and they have over 500 offices. We’re definitely going to need more equipment!”

PHANI RAJ
TNT Express India, Manager - Information Systems
34 years old, married, 1 child

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

179	REGULATORY ENVIRONMENT	|	CHAPTER 13

REGULATORY

ENVIRONMENT

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 13	|	REGULATORY ENVIRONMENT	180

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

Reims
Most European postal operators view the UPU target terminal dues system as inadequate for these purposes. As a consequence a significant majority of them are party to the separate, multilateral “REIMS II” agreement where terminal dues are related to a higher percentage of domestic tariffs, and to a certain extent to service quality as well. We have not entered into the REIMS II agreement because we feel it does not contain a strong incentive/penalty system that would guarantee improvement of the quality of service. Instead, we have concluded commercially oriented bilateral agreements with most of the European postal operators. The REIMS II parties plus TNT and Royal Mail have entered into negotiations with a view to concluding a market oriented “REIMS III” agreement. These negotiations are very complicated and have not been finalised. TNT Post is currently negotiating bilateral agreements for 2007.

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

The EU Postal Directive also defines the maximum scope of postal services the EU member states are permitted to reserve for national public postal operators (reserved postal services). Member states are permitted to reserve postal services for domestic and cross-border mail. As of 1 January 2006 this reservation is limited to a weight of up to 50 grammes per item of correspondence or a price of less or equal to two and a half times the public tariff for an item of correspondence in the first weight step of the fastest category, i.e. items of correspondence weighing no more than 20 grammes. To the extent necessary to ensure the provision of universal service, outgoing cross border mail and direct mail may continue to be reserved within the same weight and price limits.

The current EU Postal Directive delays full liberalisation of the EU postal market until at least 2009. This is depending on approval, by the Council of Ministers and the European Parliament, of the proposal for a new Postal Directive of the European Commission.

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

In connection with the Dutch Postal Act there is the parliamentary Postal Decree, which specifies the services that constitute the mandatory postal services and defines the scope of the reserved postal services. The combination of these mandates and exclusive rights are commonly called the “Postal Concession”. The Postal Concession is performed by our subsidiary Royal TNT Post B.V.

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

On 16 December 2004 the Minister of Economic Affairs discussed his vision for the Dutch postal market with parliament. During this meeting parliament gave its support to the vision, which addressed issues such as full liberalisation, the scope of the mandatory postal services and tariff regulation. The vision for the Dutch postal market has been translated into the proposal for a new Dutch Postal Act that passed the Dutch government on 13 April 2006. The Dutch government’s policy contains the following elements:

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

181	REGULATORY ENVIRONMENT	|	CHAPTER 13

•	full liberalisation of the Dutch postal market as of 1January 2008 (conditional on full market liberalisation in the United Kingdom and Germany, i.e. the condition of a level playing field),
•	we will be required to perform the mandatory postal services in the Netherlands for an undefined period,
•	the Postal Act and the scope of the mandatory postal services can be evaluated every four years,
•	rates for mandatory postal services will be regulated using a price cap system linked to infiation,
•	non-discrimination will be applicable to our mail services. Competitors and customers must be treated equally in terms of rates and conditions, and
•	the OPTA will be charged with monitoring the mandatory services and non-discrimination requirements.

We are pleased that the policy regarding liberalisation is conditional on the future de facto liberalisation in the United Kingdom and Germany. Further liberalisation took place in the United Kingdom as per 1 January 2006 and is scheduled to take place in Germany in 2008.

The decision by the Dutch government to fully liberalise the Dutch postal market on 1 January 2008 and the proposal for a new Dutch Postal Act still await approval of parliament. The dossier will probably be discussed during the course of 2007.

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

The development of the indices from the base year of 1989 is illustrated below:

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 13	|	REGULATORY ENVIRONMENT	182

The price cap system was last evaluated in 2002. Since an earlier decision of the Ministry of Economic Affairs to freeze the tariffs controlled by the price cap system was declared void in June 2004, we have remained able to amend the individual rates for mandatory postal services, subject to the provisions of the tariff control system. However, in view of the wider importance of the adoption of an integral and balanced vision for the postal market as submitted to parliament, we announced our intention not to increase the price of a stamp for consumers from the present level of €0.39 for the years 2004, 2005 and 2006. On 30 August 2006 we announced to amend the TNT Post rates on 1 January 2007. The rate for single-item domestic letters up to 20 grammes will be increased to €0.44. This will be the first rate increase for single-item mail in five and a half years. We intend not to increase €0.44 rate again until 2010. The newly announced rates (12.1% average increase) remain within the inflation rate of 12.5% on aggregate since 2001. The rate increases fall within the maximum levels allowed by law, which has been confirmed by OPTA.

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

TRANSPORT LAW
The transport activities of TNT Express are mainly regulated from a liability and security point of view, in addition to the regulation applying to TNT’s specific means of transport and their use (road vehicles or aircraft mainly).

The liability of TNT Express in the context of international transport of goods by road is governed by the CMR Convention. Similar liability rules are provided for under the Warsaw and Montreal Conventions for international transport of goods by air. National laws, which differ from one country to another, regulate this question with respect to domestic transport of goods. The common feature of this legislation is to limit the liability of a carrier in case of loss or damage to goods during their transport.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

183	REGULATORY ENVIRONMENT	|	CHAPTER 13

TNT Express also needs to comply with security related regulations, which may entail the performance of (X-ray) screening of the transported goods (in case of transport by air) or the compliance with specific transport conditions (in terms of accompanying documentation and handling) in case of carriage of dangerous goods.

COMPETITION LAW
Our businesses are subject to competition rules in the jurisdictions in which they operate. The most relevant rules stem from:

European competition law
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
The Dutch Competition Act stipulates a similar structure and set of rules as the rules of EU competition law on the prohibition of cartels, the prohibition of abuse of a dominant position and the preventive control on mergers and acquisitions. Compliance with the Dutch Competition Act is monitored by the Netherlands Competition Authority.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 13	|	REGULATORY ENVIRONMENT	184

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

INVESTOR RELATIONS	|	CHAPTER 14

“	TNT Innight’s domestic experience and performance are a great basis for an individual Suzuki Europe logistics solution.”

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 14	|	INVESTOR RELATIONS

SUZUKI

Suzuki has been with TNT Germany for over 15 years, with initial contracts signed as far back as 1989. More than ninety percent of business with the TNT Group is with Innight, TNT’s specialised service for late pick-up/next morning delivery. Working on just-on-time timetabling, TNT holds keys for Suzuki dealers around Germany, allowing them access to their premises. TNT staff collects late shipments, some as late as 9 p.m., for early delivery the next day by 8 a.m. TNT also takes away returns and supports the returnable box system. Suzuki’s next step with TNT Innight is rolling out the equivalent of the German service around Europe.

Kai Wrede: “In selecting TNT, our choice was driven by a number of factors, the most important of which were service levels, pricing and the fact that TNT offers highly specialised services. Late pickup is critical to our operations as we run on extremely tight schedules and need a mix of night and day services depending on dealer type. TNT’s track record and reputation in B2B also played a key role, with good past performance on the German market, a solid financial basis and the skills and willingness to support our pan-European activities for our future strategy”

“Between 2000 and 2004, costs considerations forced us to seek another solution. However, after issues with invoicing, the track-and-trace system and the associated unnecessary work with the alternative supplier, we returned our business to TNT. If there is anything I would still like to see improved, it lies in further harmonising all TNT products and systems. We would like to set up a communications pyramid with local TNT contacts for each Suzuki Distributor and Dealer in their respective country, supplemented by a single TNT Europe contact for all the services we use.”

“The coming time promises to be interesting and a test of TNT’s system. In a project that spans all our European dealerships, we plan to amalgamate our local logistics systems to form a single, virtual stock. I will be interested to see how TNT handles the challenge. So far though, as our service record with TNT in Germany shows, we have been highly satisfied. This is greatly due to the TNT staff who offer a great response for daily issues and are friendly, interested and always open to new ideas.”

MR KAI WREDE
Acting General Manager Parts & Logistics
Suzuki International Europe GmbH

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

185	CHAPTER 14

INVESTOR

RELATIONS

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 14	|	INVESTOR RELATIONS	186

GENERAL

We aim to explain our strategy, business developments and financial results to investors. Our chief financial officer has the principle responsibility for investor relations with the active involvement of our chief executive officer. Our investor relations department organises presentations for analysts, institutional and retail investors, which can be viewed on our website.

Our policy is to provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence the share price. The contacts between the Board of Management on the one hand and press and analysts on the other are carefully handled and structured, and the company will not engage in any acts that compromise the independence of analysts in relation to the company and vice versa. Briefings on quarterly results are given either via group meetings or teleconference and are both accessible by telephone or via our website. Briefings are similarly given to update the market after each quarterly announcement. We may hold briefing meetings with institutional shareholders to ensure that the investing community receives a balanced and complete view of the company’s performance and the issues faced by the business. In addition, we communicate with all of our shareholders and investors through the publication of the annual report, general meetings of shareholders, newsletters, press releases and our website. Meetings of analysts can by way of webcasting at all times be reviewed by shareholders. Our website provides all relevant information with regard to dates of analyst meetings and procedures concerning webcasting. Analysts’ reports and valuations are not assessed, commented upon or corrected other than factually, by the company. For further information visit our corporate website at group.tnt. com.

We do not pay any fee(s) to parties for the carrying out of research for analysts’ reports or for the production or publication of analysts’ reports with the exception of credit rating agencies.

Our Board of Management has adopted investor relations and media guidelines with which all Board of Management members must at all times abide unless explicitly exempted by the chief executive officer.
Our contacts with the capital market are dealt with by the members of the Board of Management, our investor relations professionals, and from time to time other TNT personnel specially mandated by the Board of Management.

Our website provides all information that is required to be published. Our website will also give access to shareholders’ circulars required for any approvals sought from the general meeting of shareholders. We commit in this respect to shareholders’ circulars that in form and substance will be similar to the standard that applies to similar instruments issued by FTSE 100 companies.

Our website provides a summary of the resolutions of shareholders’ meetings. The votes cast in relation to all resolutions are disclosed to the persons attending the meeting and the results of the voting are published at our website.

INFORMATION ON OUR LISTINGS, SHARE PERFORMANCE AND DIVIDEND

STOCK EXCHANGE AND SHARE PRICE INFORMATION

Since 29 June 1998, following our demerger from Royal KPN N.V., our ordinary shares have been listed on the Amsterdam Stock Exchange, which was renamed Euronext Amsterdam in connection with the merger of the Amsterdam, Brussels and Paris stock exchanges in 2000, and the New York Stock Exchange.

As per 21 March 2006 we ended our listing on the London Stock Exchange. We ended our listing on the Frankfurt Stock Exchange on 1 June 2006.

The principal market for trading in our ordinary shares is Euronext Amsterdam. TNT is included in the AEX index, which consists of the top 25 companies in the Netherlands, ranked on the basis of their turnover in the stock market and free float. We have an unrestricted sponsored American Depositary Receipt (ADR) facility with Citibank N.A. as depositary. The ADRs evidence American Depositary Shares (ADSs), which represent the right to receive one ordinary share. The ADSs trade on the New York Stock Exchange under the symbol “TNT” (changed from “TP” as of 4 December 2006).

The following tables set forth the high and low closing prices for our ordinary shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange for the periods indicated:

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

187	INVESTOR RELATIONS	|	CHAPTER 14

	Euronext (in €)		NYSE (in US$)

	High	Low	High	Low

2002	25.08	14.98	22.72	15.30

2003	19.34	11.71	23.59	13.10

1st Quarter	16.00	11.71	17.00	13.10

2nd Quarter	15.74	13.53	18.65	15.10

3rd Quarter	17.62	14.83	20.08	17.13

4th Quarter	19.34	16.11	23.59	19.14

2004	20.15	16.22	27.25	19.79

1st Quarter	19.34	16.22	24.30	19.79

2nd Quarter	18.95	17.12	23.08	20.86

3rd Quarter	19.80	17.74	24.50	21.50

4th Quarter	20.15	18.65	27.25	23.83

2005	26.40	19.40	31.28	23.60

1st Quarter	22.45	19.65	29.93	25.47

2nd Quarter	22.55	20.32	29.03	24.92

3rd Quarter	21.94	19.91	27.29	24.05

4th Quarter	26.40	19.40	31.28	23.60

2006	32.62	26.30	43.20	31.59

1st Quarter	28.57	26.30	34.53	31.59

2nd Quarter	31.00	26.64	39.64	33.74

3rd Quarter	30.27	27.04	38.46	33.84

4th Quarter	32.62	29.77	43.20	37.56

	Euronext (in €)		NYSE (in US$)

	High	Low	High	Low

2006

July	28.28	27.04	35.96	33.84

August	29.35	27.59	37.63	35.59

September	30.27	28.76	38.46	36.60

October	31.23	29.77	39.51	37.56

November	32.38	30.36	42.17	38.51

December	32.62	31.23	43.20	41.65

2007

January	36.08	32.56	46.68	42.46

February (through 22 February 2007)	34.99	34.38	46.00	44.70

Average daily volume (in shares) in 2006 was as follows:

VOLUMES	2006	2005

1st Quarter	1,968,426	1,491,962

2nd Quarter	2,127,333	1,579,483

3rd Quarter	1,712,878	2,491,056

4th Quarter	2,112,745	2,486,541

The highest closing price during 2006 was €32.62 on 19 December, and the lowest €26.30 on 13 January. A total of approximately 21.5 million shares in the form of American Depositary Shares (ADSs) were traded on the New York Stock Exchange, compared with approximately 20.5 million in 2005.

Since 4 January 1999, our ordinary shares have traded on Euronext Amsterdam in euro. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar-equivalent of the euro price of our ordinary shares on Euronext Amsterdam and, as a result, will affect the market price of our ADSs in the United States. See chapter 10, page 80.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 14	|	INVESTOR RELATIONS	188

The following tables set forth the noon buying rates in the City of New York for cable transfers as certified by the Federal Reserve Bank of New York for the euro.

EXCHANGE RATES

US$ per €1	High	Low	Average rate [1]

2002	1.0485	0.8594	0.9451

2003	1.2597	1.0361	1.1411

2004	1.3625	1.1801	1.2478

2005	1.3476	1.1667	1.2400

2006	1.3327	1.1860	1.2563

1 Average of the noon buying rates on the last day of each month during the year.

US$ per €1	High	Low

2006

July	1.2822	1.2500

August	1.2914	1.2735

September	1.2833	1.2648

October	1.2773	1.2502

November	1.3261	1.2705

December	1.3327	1.3073

2007

January	1.3286	1.2904

February (through 22 February 2007)	1.3140	1.2933

SHARE PERFORMANCE

	2006	2005

Stock price (in €)

High	32.62	26.40

Low	26.30	19.40

Close	32.58	26.40

Earnings per outstanding share	159.3	145.0
(in € cents)

Dividend (in € cents)	73.0[1]	63.0

Dividend pay-out ratio (as a %)	45.8	43.4

Dividend yield	2.24	2.39
(based on closing rate for the year)

P/E Ratio	20.45	18.21

Number of issued ordinary shares	422,767,600	479,999,999

Stock market capitalisation	13,774	12,672
(in € millions)

Adjusted stock market	12,779	11,794
capitalisation [2] (in € millions)

1	Estimate based on outstanding number of ordinary shares per 26 February 2007.
2	Adjusted for shares held by the company for cancellation.

Our relative performance to the Euronext Amsterdam (AEX) at closing prices during 2006 (AEX index rebased to our company):

Our relative performance to the Euronext Amsterdam (AEX) at closing prices since listing in 1998 (AEX index rebased to our company):

Our ordinary shares are held worldwide in the form of bearer shares, non-ADS registered shares and ADSs. Outside the United States, ordinary shares are held primarily in bearer form. In the United States, ordinary shares are held primarily in the form of ADSs. Only bearer shares are traded on Euronext Amsterdam, and only ADSs are traded on the New York Stock Exchange.

Since the ordinary shares are in bearer form, the analyses of shareholdings by region and investor type are estimates based on the limited information available to us through market sources. These estimates as of 31 December 2006 and expressed as a percentage of total shares outstanding (excluding treasury shares) on that date, are:

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

189	INVESTOR RELATIONS	|	CHAPTER 14

The following table indicates the form in which the ordinary shares were held as at 22 February 2007.

	Number of shares	Percentage of outstanding ordinary shares

Bearer shares	405,560,790	95.93%

Non-ADS registered shares	1,603	0.00%

ADSs[1]	17,205,207	4.07%

1	Held by approximately 42 holders of record. Since some shares are held by brokers and other nominees for their clients, this number may not be representative of the actual number of ordinary shares held by US residents or of the actual number of US resident benificial holders of ordinary shares.

In 2006, 511.3 million TNT shares were traded on the Euronext Amsterdam market (2005: 518.7 million).

DIVIDEND TNT
We try to meet shareholders’ return requirements through dividends, share repurchases and growth in value of our shares. TNT annually pays interim and final dividends in cash. TNT pays cash dividends in euro. Exchange rate movements will affect the amounts received by ADS holders on conversion by the depositary of such cash dividends. Dividend pay out as a guideline reflects about 35% of normalised net income, which is defined as “profit attributable to the equity holders of the parent” adjusted for significant one time and special items. This normalising adjustment, in case it would be applied, is meant to better reflect the underlying earnings development.

There are no legislative or other legal provisions currently in force in the Netherlands or arising under the articles of association restricting remittance to holders of our securities not resident in the Netherlands. Cash dividends payable in euro on our ordinary shares may be officially transferred from the Netherlands and converted into any other convertible currency.

*	Estimate based on outstanding number of ordinary shares per 26 February 2007.

INFORMATION ON OUR SHARE CAPITAL AND SHARES

AUTHORISED SHARE CAPITAL
By deed of 27 February 2006 our articles of association were amended. As of that date our authorised share capital amounts to €864,000,000, and is divided into 900,000,000 ordinary shares, one special share, and 899,999,999 preference shares B of €0.48 nominal value each.

ISSUED SHARE CAPITAL
General
Following the reduction of our issued share capital by cancellation of shares in 2006, our issued share capital currently amounts to €202,928,448.48. It is divided into 422,767,600 ordinary shares and one special share of €0.48 nominal value each. No preference shares have been issued. All of our outstanding shares are fully paid and non-assessable.

Repurchase of shares/Share buy back programmes
The reduction of our issued share capital to its current amount was effected on 12 December 2006 following the completion in April 2006 of the share buy back programme announced on 6 December 2005. Following the sale of our discontinued logistics business, we commenced another buy back programme on 6 November 2006 with the intention to cancel the ordinary shares acquired through the programme. This programme was completed on 23 January 2007. A proposal to cancel the 30,947,707 shares repurchased under the programme will be part of the agenda of the annual general meeting of shareholders in 2007. Upon adoption the issued share capital may be reduced accordingly.

The table below provides information on the shares repurchased under the two programmes mentioned above as well as on the ordinary shares repurchased under a programme to hedge our obligations under existing share and share option plans. The latter programme was announced on 3 May 2006 and completed on 23 May 2006. We did not repurchase any other shares in 2006.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 14	|	INVESTOR RELATIONS	190

REPURCHASED IN:	Number of shares purchased [1]	Average price paid per share (in €)	Total number of shares purchased as part of publicly announced plans or programmes	Approximate value of shares that may yet be purchased as part of publicly announced plans or programmes (in € million)

Plan announced on 6 December 2005 [2]

January	8,182,752	26.79	17,202,752	550

February	6,267,000	27.68	23,469,752	377

March	8,665,000	27.68	32,134,752	137

April	4,657,170	29.33	36,791,922	0

Plan announced on 3 May 2006 [3]

May	2,700,000	29.34	2,700,000	0

Plan announced on 6 November 2006 [4]

November	23,768,386	32.09	23,768,386	237

December	3,872,157	32.03	27,640,543	113

Total number of shares purchased in 2006	58,112,465	28.50

1	Between 24 May 2006 and 6 November 2006 we purchased no shares.
2	This plan to repurchase up to €1 billion worth of own shares was expired upon its completion on 19 April 2006.
3	This plan to repurchase 2.7 million own shares to cover our obligation under the existing management option plans and share grants was expired upon its completion on 23 May 2006.
4	This plan to repurchase up to €1 billion worth of own shares was not expired 31 December 2006. The then remaining value of €113 million was repurchased in January 2007.
The plan expired upon completion on 23 January 2007.

For further information on the repurchase of shares in 2006 see also note 9 to the financial statements.

On 26 February 2007 we announced a new share repurchase programme of up to €400 million to start as soon as possible after the annual general meeting of shareholders on 20 April 2007. The programme follows the completion of the sale of our freight management business. It is our intention to cancel the ordinary shares acquired through the repurchase programme.

Ability of the company to acquire its own shares
In order to execute share buy back programmes as described above the company must be allowed to acquire its own shares. Under Dutch law and our articles of association, we may acquire our own shares, provided that they are fully paid-up. In addition, if the shares are acquired for consideration, the following conditions apply:

•	our shareholders’ equity less the payment required to acquire the shares may not fall below the sum of the paidup capital and any reserves required by Dutch law or under the articles of association, and
•	after the share acquisition, we may not hold shares with an aggregate nominal value exceeding one-tenth of our issued share capital.

The acquisition of shares in our own capital may be effected by a resolution of the Board of Management, which resolution is subject to the approval of the Supervisory Board. Under our current articles of association, an acquisition that amounts to more than 1% of the issued capital of ordinary shares is subject to the approval of both the Supervisory Board and the holder of the special share.

Except as set out below, the Board of Management requires prior authorisation by the general meeting of shareholders to acquire shares in the company for consideration. This authorisation may be valid for a period of no more than 18 months from the date of the meeting and must specify:

•	the number of shares that may be acquired,
•	the manner in which shares may be acquired, and
•	the price limits within which shares may be acquired.

On 20 April 2006, the annual general meeting of shareholders extended the then-current authority of the Board of Management for another period of eighteen months to end on 20 October 2007.

Authorisation by the general meeting of shareholders is not required if our own shares are acquired for the purpose of transferring those shares to TNT employees pursuant to any arrangements applicable to such employees.

Reduction of issued capital in general
Cancellation of shares following a repurchase is one of the ways to reduce the issued capital. Our issued share capital may also be reduced by way of a reduction of the nominal value of our shares by amendment of our articles of association. The general meeting of shareholders is the body to resolve to a reduction of our issued capital. Under our articles of association, such resolution may be taken only upon a proposal of the Board of Management that has been approved by the Supervisory Board. The latter requirement is more stringent than is required by Dutch law.

Increase of issued capital by issuance of shares/ pre-emptive rights
Our Board of Management has been designated as the body competent to issue shares in our company and grant rights to subscribe for ordinary shares, including options and warrants. Under our current articles of association, that resolution is subject to the approval of both the Supervisory Board and the holder of the special share.

The scope and duration of this authority of the Board of Management is determined by the general meeting of shareholders. Under our articles of association the scope relates to all shares in our authorised share capital that have

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

191	INVESTOR RELATIONS	|	CHAPTER 14

not been issued, and duration of the authority shall be for a period of five years at most.

On 20 April 2006, the annual general meeting of shareholders extended the then-current authority of the Board of Management for another period of eighteen months to end on 20 October 2007. Therefore, ordinary shares up to a maximum of 10% of the issued share capital may be issued by resolution of the Board of Management. An additional 10% of the issued share capital may be issued that way when a share issue takes place in relation to a merger or acquisition. The scope of the authority to issue preference shares B was not limited.Extension of this authority may also be effected by amending our articles of association to that effect. If no extension is given, the issue of shares or granting of rights to subscribe for ordinary shares requires a resolution of the general meeting of shareholders. Such resolution may only be taken upon a proposal of the Board of Management, which proposal requires approval of the Supervisory Board and, under our current articles, the holder of the special share.

In principle, each holder of ordinary shares has a pre-emptive right to any issue of ordinary shares or the granting of rights to subscribe for these shares. Holders of ADSs do not qualify as holders of ordinary shares in this respect. Shareholders’ preemptive rights may be restricted or excluded by a resolution of the Board of Management, if the Board of Management has been designated as body competent to take such resolution. Under our articles of association the scope and duration of this authority is identical to the scope and duration to issue shares and grant rights to subscribe for ordinary shares discussed above. When vested, the authority to exclude or restrict preemptive rights terminates on the date of termination of the authority of the Board of Management to issue shares.

OTHER CHARACTERISTICS OF OUR SHARES
None of our ordinary shares is subject to any:
•	redemption provisions,
•	sinking fund provisions,
•	change in control provisions, or
•	discriminatory provisions against any of our shareholders as a result of owning a substantial number of shares.

INFORMATION ON TAXATION FOR SHAREHOLDERS OR HOLDERS OF ADSs RESIDENT IN THE US

The following is a summary of the material Dutch and US tax consequences of the ownership of ordinary shares or American Depositary Shares (ADSs) by US Holders (as defined below). However, the discussion is limited in the following ways: The discussion does not cover you if your functional currency is not the US dollar, if you do not hold your ordinary shares or ADSs as a capital asset (that is, for investment purposes), or if you have a special tax status.
The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of the ordinary shares or ADSs.

The discussion does not cover you if you are a partner in a partnership (or entity treated as a partnership for US tax purposes). If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partners and upon the activities of the partnership. The discussion is based on current law. Changes in the law may change the discussion below.
The discussion does not cover state, local or foreign law, or gift or estate tax.
The discussion does not cover you if you are a holder of (i) a “substantial interest” in the company for Dutch tax purposes (in broad terms, non-Dutch entities and individuals who hold or have held directly or indirectly, either independently or jointly with certain close relatives, at least 5% of the nominal paid-up capital of any class of shares in the company, or rights to acquire such shares) or (ii) of 10% or more (by vote or value), directly, indirectly or by attribution, of ordinary shares or ADSs in the company for US federal income tax purposes.

To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that: (i) any US federal tax advice contained in this communication (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code; (ii) such advice was written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

This section applies to you if you are a US Holder. A US Holder is:
•	an individual US citizen or resident alien;
•	a corporation,or entity taxable as a corporation for US federal income tax purposes, that was created under US law (federal or state); or
•	an estate or trust whose world-wide income is subject to US federal income tax.

For purposes of this section, a US Holder does not include any of the above persons who is also resident (or is deemed resident, or has elected to be taxed as resident) in the Netherlands for Dutch tax purposes, or is engaged in a trade or business in the Netherlands through a permanent establishment.

The discussion below assumes that the company is not, and will not become, a passive foreign investment company for US federal income tax purposes.

DUTCH TAX CONSIDERATIONS
Dividends distributed by the company are in principle subject to tax at source at the current rate of 15%, which will be withheld and remitted by the company to the Dutch tax authorities. Under the 1992 US-Netherlands treaty, as amended by a 2004 protocol (the Treaty), dividends paid by the company to a company that is a resident of the United States and that qualifies for the benefits of the Treaty are generally eligible for a reduction of this rate to: 0%, if the recipient is a US company directly owning shares or ADSs, for a 12-month period ending on the date the dividend is declared, that represent at least 80% of the voting power in the company and certain other conditions are met; or 5%, if the recipient is a US company (not qualifying for the 0%

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 14	|	INVESTOR RELATIONS	192

rate) directly owning shares or ADSs that represent at least 10 percent of the voting power in the company.

US TAX CONSIDERATIONS
Dividends
The gross amount of any distributions on the ordinary shares or ADSs will be subject to US federal income taxation as a dividend. Any tax withheld from the payment must be included in this gross amount even though it is not in fact received. Such dividends will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations. However, for a US Holder that is an individual, trust or estate, such amount will generally be treated as “qualified dividend income” that is taxable at a preferential tax rate (currently effective through 2010) of 15%, provided that such holder has held the ordinary shares or ADSs for a minimum holding period of at least 61 days during a specified 121-day period. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning after December 31, 2006 will be ‘‘passive category’’ or ‘‘general category’’ income for purposes of computing the foreign tax credit allowable to a US Holder.

Sale or Other Disposition
Upon the sale or other disposition of ordinary shares or ADSs, a US Holder will have taxable gain or loss equal to the difference between the amount received by such holder and its tax basis (generally, cost) in the ordinary shares or ADSs. Such gain or loss will generally be capital gain or loss from sources within the United States, and will be long-term capital gain or loss if a US Holder held the ordinary shares or ADSs for more than one year. For an individual, trust or estate, the maximum tax rate on long-term capital gain is 15% for gains realized through 2010. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding
Backup withholding and information reporting requirements may apply to certain payments to US Holders of dividends on ordinary shares or ADSs, and to the proceeds of a sale or other disposition of ordinary shares or ADSs. The company, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% (which rate may be subject to change in the future) of such payment if the US Holder fails (a) to furnish the US Holder’s taxpayer identification number, (b) to certify that such US Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements, Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder’s US federal income tax liability provided that the required information is furnished to the US Internal Revenue Service.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of ordinary shares or ADSs.
Holders should consult their tax advisors concerning the tax consequences of their particular situations, including the tax consequences under state, local, foreign and other tax laws, and their ability to qualify for the benefits of the Treaty.

OTHER INFORMATION

PEER GROUP COMPARISON
For comparative reasons, our company has defined a peer group of publicly listed companies with activities in the same industries in which TNT is active. This peer group consists of the Germany-based company Deutsche Post, with activities in mail, express and logistics, the Swiss based Kuehne & Nagel International AG, active in freight management and logistics, as well as the two United States-based express carriers FedEx and United Parcels Services. For this peer group, the comparative performance in terms of total shareholder returns in 2006 is charted below.

As of 2007 we intend to remove Kuehne & Nagel from our peer group to better reflect TNT’s business mix following the divestment of the logistics division on 4 November 2006 and the planned divestment of our freight management business (formerly Wilson) as announced on 16 November 2006.

FINANCIAL CALENDAR FOR 2007

26 February	Announcement of 2006 fourth quarter and 2006 full year results

20 April	TNT annual general meeting of shareholders

24 April	Final ex-dividend listing (payment: 2 May 2007)

3 May	Publication of 2007 first quarter results

30 July	Publication of 2007 second quarter results

29 October	Publication of 2007 third quarter results

DOCUMENTS ON DISPLAY
Securities and Exchange Commission
We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may examine the reports and other information filed by us, without charge, at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C., 20549. You may also receive copies of these

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

193	INVESTOR RELATIONS	|	CHAPTER 14

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

Websites
For the latest and archived press releases, corporate presentations and speeches, current share price and other company information such as our online annual report and interim reports, please visit our corporate website at group.tnt. com.
We also invite you to visit the sites of our two main trading brands: www.tnt.com, www.tntpost.nl. The information on these websites does not form part of this annual report.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 14	|	INVESTOR RELATIONS	194

TNT INVESTOR RELATIONS

Through our investor relations activities, we aim to provide shareholders with accurate and timely information. We proactively and openly communicate with institutions and private investors and with intermediary groups such as analysts and financial journalists.

In addition to the quarterly, half-yearly and yearly result presentations, we maintain regular contacts with financial analysts and retail and institutional investors through meetings, roadshows, conference calls and company visits. In 2006, we visited investors in major financial cities in Europe, the United States and Asia.

The annual report on Form 20-F is filed electronically with the SEC.

Visiting address*
Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

Mailing address
TNT Investor Relations
P.O. Box 13000
1100 KG Amsterdam
The Netherlands

Telephone +31 20 500 6455
Fax +31 20 500 7515
E-mail investorrelations@tnt.com
Internet site group.tnt.com

*	This is also our registered office address where we may be reached under telephone number: +31 (0)20 500 6000.

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Back to Contents

Back to Contents

Back to Contents

Back to Contents

195	CHAPTER 15

CROSS

REFERENCE

TABLE TO

FORM 20-F

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 15	|	CROSS REFERENCE TABLE TO FORM 20-F	196

PART I

ITEM	REQUIRED ITEM IN FORM 20-F		PAGE NUMBER

1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		N/A

2	OFFER STATISTICS AND EXPECTED TIMETABLE		N/A

3	KEY INFORMATION		N/A

	3A	SELECTED FINANCIAL DATA	XI-XII, 187

	3B	CAPITALISATION AND INDEBTEDNESS	N/A

	3C	REASONS FOR THE OFFER AND USE OF PROCEEDS	N/A

	3D	RISK FACTORS	77-84

4	INFORMATION ON THE COMPANY

	4A	HISTORY AND DEVELOPMENT OF THE COMPANY	18, 48, 90-91, 149-150, 150, 151, 152, 194

	4B	BUSINESS OVERVIEW	18, 30, 31-35, 38-40, 41-43, 160, 160-161, 179-183

	4C	ORGANISATIONAL STRUCTURE	18

	4D	PROPERTY, PLANTS AND EQUIPMENT	30, 40, 91-92, 92, 95, 161

5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	5A	OPERATING RESULTS	22-28, 34-36, 43-46, 47-50, 86

	5B	LIQUIDITY AND CAPITAL RESOURCES	92-93

	5C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES	N/A

	5D	TREND INFORMATION	31-32, 41-42

	5E	OFF-BALANCE SHEET ARRANGEMENTS	93, 94, 152-155

	5F	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	93, 93-94, 94, 152-155

	5G	SAFE HARBOUR	VI-VII

6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	6A	DIRECTORS AND SENIOR MANAGEMENT	56-57

	6B	COMPENSATION	57, 59, 67-72

	6C	BOARD PRACTICES	56, 60-61, 71, 72

	6D	EMPLOYEES	14, 21, 36, 46, 161

	6E	SHARE OWNERSHIP	57, 58-59

7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	7A	MAJOR SHAREHOLDERS	62-63, 188-189

	7B	RELATED PARTY TRANSACTIONS	64, 95-96, 156

	7C	INTERESTS OF EXPERTS AND COUNSEL	N/A

8	FINANCIAL INFORMATION

	8A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	101-171

	8B	SIGNIFICANT CHANGES	N/A

9	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	9A	OFFER AND LISTING DETAILS	186-189

	9B	PLAN OF DISTRIBUTION	N/A

	9C	MARKETS	186

	9D	SELLING SHAREHOLDERS	N/A

	9E	DILUTION	N/A

	9F	EXPENSES OF THE ISSUE	N/A

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

197	CROSS REFERENCE TABLE TO FORM 20-F	|	CHAPTER 15

PART I

ITEM	REQUIRED ITEM IN FORM 20-F		PAGE NUMBER

10	ADDITIONAL INFORMATION

	10A	SHARE CAPITAL	189-191

	10B	MEMORANDUM AND ARTICLES OF ASSOCIATION	61-62

	10C	MATERIAL CONTRACTS	N/A

	10D	EXCHANGE CONTROLS	189

	10E	TAXATION	191-192

	10F	DIVIDENDS AND PAYING AGENTS	N/A

	10G	STATEMENT BY EXPERTS	N/A

	10H	DOCUMENTS ON DISPLAY	192-193

	10I	SUBSIDIARY INFORMATION	N/A

11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		100, 115-117, 134-135

12	DESCRIPTION OF SECURITIES OTHER THEN EQUITY SECURITIES		N/A

PART II

ITEM	REQUIRED ITEM IN FORM 20-F	PAGE NUMBER

13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	N/A

14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	N/A

15	CONTROLS AND PROCEDURES	65-66

16A	AUDIT COMMITTEE FINANCIAL EXPERT	60

16B	CODE OF ETHICS	73-76

16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	63, 145-146

16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	64

16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	189-190

PART III

ITEM	REQUIRED ITEM IN FORM 20-F	PAGE NUMBER

17	FINANCIAL STATEMENTS	N/A

18	FINANCIAL STATEMENTS	101-171

19	EXHIBITS	FILED WITH THE SEC

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

CHAPTER 15	|	CROSS REFERENCE TABLE TO FORM 20-F	198

Published by
TNT N.V.
P.O. Box 13000
1100 KG Amsterdam
The Netherlands
Telephone + 31 20 500 6000
Fax + 31 20 500 7000
group.tnt.com
Chamber of Commerce, Amsterdam
Reg. no. 27168968

Design and production coordination
Mattmo concept | design
www.mattmo.nl

Photography
Anton Corbijn

Lithography and printing
Thieme Amsterdam

Binding
Binderij Hexspoor

2006 ANNUAL REPORT AND FORM 20-F

Back to Contents

Item 19: EXHIBITS

1.1	Articles of Association of TNT N.V., as amended (English translation).

2.1	Deposit Agreement dated 15 June 1998, among TNT Post Group N.V., Citibank N.A., as Depositary, and all registered holders and beneficial owners from time to time of ADRs.[1]

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).

2.3	Fiscal Agency Agreement dated 29 November 2001, between TPG N.V. and ING Bank N.V., as Fiscal Agent and Paying Agent.[2]

4.1	Employment Agreement of M.P. Bakker.[3]

4.2	Employment Agreement of C.H. van Dalen.

4.3	Employment Agreement of H.M. Koorstra.[4]

4.4	Employment Agreement of M.C. Lombard.[5]

4.5	Participation Agreement dated 20 December 2002 between TNT Post Groep N.V. and the Stichting Pensioenfonds TNT Post Groep (English summary of Dutch agreement).[6]

8. 1	Subsidiaries List

11.1	Code of ethics for senior financial officers (see “TNT Business Principles”, chapter 8 – “Business Principles and social responsibility”).

12.1	Certification by Chief Executive Officer pursuant Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

[1] Incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on 13 March 2001.
[2] Incorporated by reference to Exhibit 2.3 to our annual report on Form 20-F filed with the SEC on 4 March 2002.
[3] Incorporated by reference to Exhibit 4.3 to our annual report on Form 20-F filed with the SEC on 31 March 2004.
[4] Incorporated by reference to Exhibit 4.3 to the amendment to our annual report on Form 20-F filed with the SEC on 1 July 2002.
[5] Incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F filed with the SEC on 1 March 2006.
[6] Incorporated by reference to Exhibit 4.4 to our annual report on Form 20-F filed with the SEC on 21 February 2003.

Back to Contents

Exhibit 1.1

ARTICLES OF ASSOCIATION of

TNT N.V.,
having its official seat in Amsterdam.

27 February 2006

Office translation of the complete text of the Articles of Association of TNT N.V., having its official seat in Amsterdam, as they read after the deed of amendment executed on 27 February 2006 before G.W.Ch. Visser, civil law notary in Amsterdam, in respect of which a ministerial Statement of No objections was granted on 27 February 2006, under number NV 617722.

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

Allen & Overy LLP

Back to Contents

CHAPTER I

Definitions.

Article 1.

In these articles of association the following terms shall have the meanings as assigned below:

a.	general meeting: the body formed by shareholders with voting rights and others holding voting rights;

b.	general meeting of shareholders: the meeting of shareholders and other persons entitled to attend meetings;

c.	depositary receipts: depositary receipts for shares in the company;

d.	distributable part of the shareholders' equity: that part of the shareholders' equity which exceeds the paid and called capital plus the reserves which are required to be held by law;

e.	auditor: a "registeraccountant" or other auditor referred to in section 393 of Book 2 of the Netherlands Civil Code or an organisation in which such auditors work together;

f.	the annual meeting: the general meeting of shareholders convened to consider the financial statements and annual report;

g.	subsidiary:

	–	a legal entity in which the company or one or more of its subsidiaries, pursuant to an agreement with other persons entitled to vote or otherwise, can exercise, solely or jointly, more than one-half of the voting rights at the general meeting of members or shareholders of that legal entity;

	–	a legal entity of which the company or one or more of its subsidiaries is a member or shareholder and, pursuant to an agreement with other persons entitled to vote or otherwise, can appoint or dismiss, solely or jointly, more than one-half of the members of the Board of Management or the Supervisory Board, if all persons entitled to vote were to cast their vote;

all this subject to the provisions of paragraphs 3 and 4 of section 24a of Book 2 of the Netherlands Civil Code.

A company operating under its own name, for the debts of which the company or one or more subsidiaries is fully liable as a partner towards its creditors, shall be treated as a subsidiary;

h.	group company: a legal entity or company within the meaning of section 24b of Book 2 of the Netherlands Civil Code which is united with the company in one group;

i.	dependent company:

	–	a legal person to which the company or one or more dependent companies, solely or jointly and for its or their own account, contribute(s) at least one-half of the issued capital;

Allen & Overy LLP

Back to Contents

	–	a partnership, a (business) undertaking of which has been registered in the commercial register and for which the company or a dependent company is fully liable as a partner towards third parties for all liabilities;

j.	Official Price List: the Official Price List of Euronext Amsterdam N.V. or an official publication replacing it;

k.	General Rules: the General Rules (Algemeen Reglement) Euronext Amsterdam Stock Market;

l.	Necigef: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.: the Netherlands central securities depository (centraal instituut) as referred to in the Securities Bank Giro Transfer Act (Wet giraal effectenverkeer) (Euroclear Netherlands);

m.	Necigef-beneficiary: in respect of ordinary shares, a participant (deelgenoot) in the collective deposit (verzameldepot) of ordinary shares of a Necigef- participant, all within the meaning of the Securities Bank Giro Transfer Act;

n.	Necigef-participant: an institution which is an associated institution (aangesloten instelling) within the meaning of the Securities Bank Giro Transfer Act;

o.	Necigef Global Certificate: the one single share certificate representing all bearer ordinary shares in issue from time to time referred to in article 6, paragraph 2, of these articles of association.

CHAPTER II

Name, registered office, structure and object.

Article 2. Name and seat.

1.	The name of the company is: TNT N.V.

2.	The company has its registered office in Amsterdam.

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

Allen & Overy LLP

Back to Contents

converting and transmitting of information, to manage and dispose of information, the providing of logistic services and the providing of money transactions;

b.	to let its subsidiaries carry out the concessions or licenses that are granted by the Netherlands government in the field mentioned under a;

c.	to manage and finance subsidiaries, group companies, dependent companies and participations, among which to guarantee the debts of those companies and participations,

and further to engage in any activity which may be related or conducive to the objects set out hereinabove.

CHAPTER III

Capital and shares. Registers.

Article 5. Authorised capital. Classes of shares.

1.	The authorised capital amounts to eight hundred sixty-four million euros (EUR 864,000,000).

2.	The authorised capital is divided into one billion eight hundred million (1,800,000,000) shares of forty-eight eurocents (EUR 0.48) each, namely:

a.	900,000,000	nine hundred million ordinary shares;

b.	1	one special share;

c.	899,999,999	eight hundred ninety-nine million nine hundred ninety-nine thousand nine hundred ninety-nine preference shares B.

3.	The ordinary shares may, at the choice of the shareholder, be registered shares or bearer shares. The special share and the preference shares B shall be registered shares.

4.	Where the terms "shares" and "shareholders" are used in these articles of association they shall, unless the context indicates otherwise, be taken to mean all classes of shares referred to in paragraph 2 and their holders.

Article 6. Bearer ordinary shares: Necigef Global Certificate.

1.	On the occasion of the issuance of ordinary shares any person entitled to receive such share may submit a written request to the company for a registered ordinary share. Without such request, the person entitled to such share shall obtain a bearer ordinary share in conformity with the provisions of this article 6.

2.	All bearer ordinary shares in issue from time to time shall be represented by one single share certificate (the "Necigef Global Certificate").

3.	The company shall have the Necigef Global Certificate kept in safe custody by Necigef for the benefit of the Necigef-beneficiaries.

4.	The company shall confer a right to a bearer ordinary share on a person by (i) having Necigef enable the company to add an ordinary share to the Necigef Global Certificate, and (ii) by the entitled person designating a Necigef-participant that will accordingly credit him as Necigef-beneficiary

Allen & Overy LLP

Back to Contents

in this Necigef-participant's collective deposit of ordinary shares in the company.

5.	Without prejudice to the provisions in article 44, paragraph 4, of these articles of association, Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending cooperation in the crediting and debiting of the Necigef Global Certificate.

6.	No individual bearer ordinary share shall be handed over.

7.	A Necigef-beneficiary may at any time require the conversion of one or more bearer ordinary shares up to the maximum number he is entitled to into registered ordinary shares. Such conversion of one or more ordinary shares is only allowed to the maximum number for which he is Necigef- participant and shall require (i) the transfer by deed of the shares concerned by Necigef to the Necigef-beneficiary, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares debited from the Necigef Global Certificate, (iv) the Necigef-participant concerned debiting the Necigef-beneficiary accordingly as a participant in its collective deposit of ordinary shares in the company and (v) the company effecting the entry of the Necigef-beneficiary's name in the company's register of shareholders as holder of the registered ordinary shares concerned.

8.	A holder of registered ordinary shares may at any time require the conversion of such ordinary shares into bearer ordinary shares. Conversion of one or more registered ordinary shares shall require (i) the transfer by deed of the shares concerned by the shareholder to Necigef, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares credited to the Necigef Global Certificate, (iv) the Necigef-participant crediting the shareholder accordingly as Necigef-beneficiary in its collective deposit of ordinary shares in the Company, and (v) the company effecting the deletion of the shareholder's name as holder of the shares concerned in the company's register of shareholders.

9.	For the purpose of application of the provisions of these articles of association, shareholders shall be understood to include Necigef- beneficiaries.

10.	In the event of the damage, destruction or loss of share certificates, the Board of Management may issue duplicates. The issue of a duplicate shall render the original document worthless vis-à-vis the company. The new document shall clearly state that it is a duplicate.

Article 7.

Has been cancelled.

Allen & Overy LLP

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

Allen & Overy LLP

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

Allen & Overy LLP

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

Allen & Overy LLP

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

A resolution to acquire or dispose of shares in its own capital amounting to more than one per cent (1%) of the issued capital of ordinary shares shall be subject to the approval of the holder of the special share; all without prejudice to the provisions of article 25 paragraph 2 under A.a and section 98, paragraph 4 of the Netherlands Civil Code.

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

Allen & Overy LLP

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

Allen & Overy LLP

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

Allen & Overy LLP

Back to Contents

meeting regarding the intended dismissal.

3.	The Supervisory Board can suspend a member of the Board of Management.

4.	A suspension may be extended on one or more occasions, but is not to last for a total of more than three months. If no decision has been made to set aside the suspension or dismiss such member by the end of that period the suspension shall be set aside.

5.	Section 158, paragraph 10 of Book 2 of the Netherlands Civil Code shall also apply to the appointment and dismissal of the members of the Board of Management.

Article 22. Remuneration.

1.	The company has a policy on the remuneration of the Board of Management. The policy shall be proposed by the Supervisory Board and adopted by the general meeting. The policy on remuneration shall in any case include the subjects referred to in sections 383c, 383d and 383e of Book 2 of the Netherlands Civil Code insofar as they regard issues related to the Board of Management.

2.	The remuneration and further terms of employment of the Board of Management shall be determined by the Supervisory Board, with due observance of the policy referred to in paragraph 1.

3.	If the remuneration of the Board of Management also consists of schemes under which shares or rights to subscribe for shares are granted, the Supervisory Board shall submit a proposal in respect of these schemes to the general meeting for approval. The proposal must as a minimum state the number of shares or rights to subscribe for shares that can be granted to the Board of Management and the conditions for the granting and amending thereof.

Article 23. Management duties. Decision-making. Allocation of tasks.

1.	Subject to the restrictions imposed by the articles of association, the Board of Management shall be charged with the management of the company.

2.	The Board of Management shall resolve with an absolute voting majority. In the event the votes are equally divided, the chairman of the Board of Management shall have a casting vote.

3.	The Board of Management shall draw up by-laws containing further regulations on the procedure of holding meetings and decision-making by the Board of Management, and its operating procedures. Such by-laws shall require the approval of the Supervisory Board.

4.	In allocating its duties, the Board of Management may determine the tasks for which each member of the Board of Management bears special responsibility. The allocation of tasks shall require the approval of the Supervisory Board.

Article 24. Representation.

Allen & Overy LLP

Back to Contents

1.	The Board of Management represents the company. Representative authority shall also vest in:

	a.	the chairman of the Board of Management, or

	b.	two other members of the Board of Management, acting jointly.

2.	The Board of Management may appoint officers with general or restricted power to represent the company. Any such appointment may be withdrawn at any time. All such officers shall represent the company with due observance of the restrictions imposed on their powers. Their titles shall be determined by the Board of Management.

3.	In the event of a conflict of interest between the company and a member of the Board of Management, the company shall be represented by a member of the Board of Management or a member of the Supervisory Board appointed by the Supervisory Board for this purpose.

Article 25. Approval of resolutions of the Board of Management.

1.	Resolutions of the Board of Management entailing a significant change in the identity or character of the company or its business are subject to the approval of the general meeting, including in any case:

	a.	the transfer of (nearly) the entire business of the company to a third party;

	b.	entering into or breaking off long-term co-operation of the company or a subsidiary with an other legal entity or company or as fully liable partner in a limited partnership or general partnership, if this co- operation or termination is of major significance for the company;

	c.	acquiring or disposing of participating interests in the capital of a company at a value of at least one third of the sum of the assets of the company as shown on its balance sheet plus explanatory notes or, if the company prepares a consolidated balance sheet, as shown on its consolidated balance sheet plus explanatory notes, according to the last adopted financial statements of the company, by the company or a subsidiary.

2.	Without prejudice to the other provisions of these articles of association as to that subject, the approval of the Supervisory Board shall be required for:

	A.	resolutions of the Board of Management relating to:

		a.	the issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership (commanditaire vennootschap) or a general partnership (vennootschap onder firma) in respect of which the company is a general partner with full liability;

		b.	cooperation in the issue of depositary receipts for shares in the company;

		c.	application for listing or withdrawal of listing on any stock exchange of the securities referred to under a. and b.;

Allen & Overy LLP

Back to Contents

	d.	the entering into or termination of long-term cooperation of the company or a dependent company with any other company or legal entity or as fully liable partner in a limited partnership or general partnership if such cooperation or termination is of fundamental importance to the company;

	e.	the acquisition of a participation worth at least a quarter of the value of the issued capital plus reserves according to the company's balance sheet plus explanatory notes, by the company or a dependent company in the capital of another company, and any substantial increase or decrease of such a participation;

	f.	investments requiring an amount equal to at least a quarter of the company's issued capital plus reserves according to its balance sheet plus explanatory notes;

	g.	a proposal to amend the articles of association;

	h.	a proposal to dissolve the company;

	i.	a petition for bankruptcy (faillissement) or a request for suspension of payments (surséance van betaling);

	j.	the termination of the employment of a considerable number of the company's employees or of a dependent company's employees simultaneously or within a short period of time;

	k.	a significant change in the employment conditions of a considerable number of the company's employees or of a dependent company's employees;

	l.	a proposal to reduce the issued capital of the company;

B.	– insofar not already subject to A mentioned hereinabove – the resolutions of the Board of Management, against which the chairman has cast his vote in the voting of the Board of Management.

3.	Without prejudice to the provisions of paragraphs 1 and 2 of this article, the approval of the Supervisory Board shall be required for resolutions of the Board of Management:

	a.	to exercise the right to vote on shares in Koninklijke TPG Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act (Postwet) with respect to a proposal to issue shares by the legal entity involved, if this issue of shares shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 sub c. of the Netherlands Postal Act;

	b.	to sell shares in Koninklijke TPG Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act, if the selling shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 under c. of the Netherlands Postal Act.

Allen & Overy LLP

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

4.	Without prejudice to the provisions of paragraphs 1 up to and including 3 of this article, the approval of both the Supervisory Board and the holder of the special share shall be required for resolutions of the Board of Management:

	a.	to exercise the right to vote on shares in Koninklijke TPG Post B.V. or another legal entity as mentioned in section 4, paragraph 1 of the Netherlands Postal Act with respect to a proposal to:

		–	dissolve the company involved,

		–	a merger (fusie) or demerger (splitsing), within the meaning of Part 7 of Book 2 of the Netherlands Civil Code of the legal entity involved,

		–	acquisition of its own shares by the legal entity involved,

		–	amendment of the articles of association of the legal entity involved relating to the competence of its general meeting concerning the subjects referred to hereinabove in this sub- paragraph.

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

Allen & Overy LLP

management of the company. In the event of the absence or inability to act of all the members of the Board of Management, the Supervisory Board shall be charged temporarily with the management of the company and shall have the authority to delegate the management of the company temporarily to one or more persons, whether or not members of the Supervisory Board.

CHAPTER IX

Supervisory Board.

Article 27. Number of Members. Profile. Eligibility.

1.	The company shall have a Supervisory Board consisting of natural persons only. The Supervisory Board shall have at least seven and at most twelve members. If there are fewer than seven members of the Supervisory Board, the Board shall proceed without delay to fill up its number of members.

2.	The number of members of the Supervisory Board shall be determined by the Supervisory Board, with due observance of the provisions of paragraph 1.

3.	The Supervisory Board adopts a profile on its size and composition, taking into account the character of the business, its activities and the desired expertise and background of the members of the Supervisory Board.

4.	The position of a member of the Supervisory Board may not be held by:
	a.	persons employed by the company;

	b.	persons employed by a dependent company;

	c.	officers and persons employed by an employees' organisation customarily involved in the establishment of the terms of employment of the persons referred to under a. and b.

Article 28. Appointment. Resolutions passed in the General Meeting of Shareholders.

Section A. Appointment.

1.	Notwithstanding the provisions of paragraph 6, members of the Supervisory Board are appointed by the general meeting at a nomination of the Supervisory Board. The Supervisory Board shall simultaneously inform the general meeting and the central works council of the nomination. The nomination will state the reasons on which it is based.

2.	The general meeting and the central works council may recommend candidates to the Supervisory Board to be nominated as members of the Supervisory Board. The Supervisory Board shall inform them in time, when, why and in accordance with what profile a vacancy has to be filled in its midst. In case the stronger right of recommendation, as referred to in paragraph 3, applies to the vacancy, the Supervisory Board shall announce that as well.

3.	With regard to one third of the total number of members of the Supervisory Board, the Supervisory Board shall put a person recommended by the central works council on the nomination, unless the Supervisory Board

Allen & Overy LLP

Back to Contents

objects to the recommendation because it suspects that the recommended person shall be unsuitable for the exercise of the duties of a member of the Supervisory Board or that the Supervisory Board shall not be composed properly in case of appointment in accordance with the recommendation. If the number of members of the Supervisory Board cannot be divided by three, the closest lower number that can be divided by three shall be taken into account in order to establish the number of members of the Supervisory Board for which the stronger right of recommendation applies.

4.	A recommendation or nomination as referred to above in this article shall state the candidate's age, his profession, the number of the shares he holds in the capital of the Company and the positions he holds or has held, in so far as these are relevant for the performance of the duties of a member of the Supervisory Board. Furthermore, the names of the legal entities of which he is already a member of the Supervisory Board shall be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. The recommendation and nomination to appoint or re-appoint must be accounted for. In case of re-appointment, the performance in the past period of the candidate as a member of the Supervisory Board shall be taken into account.

5.	If the Supervisory Board objects to a recommendation as referred to in paragraph 3, it shall inform the central works council of its objection, stating the reasons. The Supervisory Board shall forthwith enter into consultation with the central works council in order to reach agreement on the nomination. If the Supervisory Board establishes that no agreement can be reached, a representative of the Supervisory Board designated for that purpose shall request the Commercial Division of the Amsterdam Court of Appeal to declare the objection well-founded. The request shall not be filed before the lapse of four weeks after the consultation with the central works council started. The Supervisory Board shall put the recommended person on the nomination if the Commercial Division declares the objection unfounded. If the Commercial Division declares the objection well-founded, the central works council can make a new recommendation in accordance with the provision of paragraph 3.

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

Allen & Overy LLP

Back to Contents

and does not resolve to reject the nomination, the Supervisory Board shall appoint the nominated person.

7.	Where in the articles of association reference is made to the central works council, this is understood to mean the central works council as referred to in section 158, paragraph 11 of Book 2 of the Netherlands Civil Code.

8.	The sections 158 to 161 inclusive of Book 2 of the Netherlands Civil Code shall apply to the members of the Supervisory Board.

Section B. Resolutions passed in the General Meeting of Shareholders.

9.	Both the making of a recommendation as referred to in paragraph 2 as well as the resolution to appoint or reject, can be discussed in one and the same general meeting of shareholders, provided that the following provisions of this article are observed.

10.	The agenda for the meeting shall include at least the following items for discussion:

	a.	notice of the time at which a vacancy will arise and the reason for its occurrence and in accordance with what profile the vacancy must be filled;

	b.	opportunity for the general meeting to make a recommendation;

	c.	on the condition precedent that no recommendation for another person shall be made by the general meeting: the announcement by the Supervisory Board of the name of the person it wishes to nominate;

	d.	on the condition precedent that no recommendation for another person shall be made by the general meeting: proposal to appoint the proposed person.

11.	The name of the person whom the Supervisory Board wishes to nominate and the information as referred to in paragraph 4 shall be stated in the convocation of the general meeting of shareholders or in an agenda which is made available at the company's office for inspection, in which case the convocation shall refer to this agenda.

12.	The convocation of this meeting may not take place until it is certain:

	a.	that the central works council has either made a recommendation as referred to in paragraph 2 or, when applicable, - paragraph 3, or has given notice that it shall not make such recommendation, or that a reasonable period of time in which to make a recommendation as determined by the Supervisory Board, has lapsed; and

	b.	if the central works council made a recommendation as referred to in paragraph 3 or, – where applicable – in paragraph 5, the Supervisory Board has nominated the recommended person.

Article 29. Retirement. Suspension. Dismissal.

1.	A member of the Supervisory Board shall resign no later than at the time of closure of the general meeting following the day four years after his last appointment and be qualified for re-appointment. A member of the

Allen & Overy LLP

Back to Contents

Supervisory Board shall be dismissed and suspended in the manner defined in the second respectively third paragraph of section 161 of Book 2 of the Netherlands Civil Code.

2.	The members of the Supervisory Board shall resign periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. An alteration to the rotation plan cannot imply that an incumbent member of the Supervisory Board shall resign against his will before the period for which he was appointed has expired.

3.	The general meeting can, by an absolute majority of the votes cast, representing at least one third of the issued capital, take a vote of no confidence in ('het vertrouwen opzeggen in') the Supervisory Board. The reasons for the resolution must be stated. The resolution cannot regard members of the Supervisory Board appointed by the Commercial Division of the Amsterdam Court of Appeal in accordance with paragraph 5 hereinafter.

4.	A resolution referred to in paragraph 3 shall not be passed until after the Board of Management has notified the central works council of the proposed resolution and the reasons therefore. The notification shall be made at least thirty days before the general meeting of shareholders is held at which the proposal is discussed. If the central works council defines a position on the proposal, the Board of Management shall inform the Supervisory Board and the general meeting thereof. The central works council can have its position explained in the general meeting of shareholders.

5.	The resolution referred to in paragraph 3 shall result in the immediate resignation of the members of the Supervisory Board. In that case the Board of Management shall forthwith request the Commercial Division of the Amsterdam Court of Appeal to temporarily appoint one or more members of the Supervisory Board. The Commercial Division shall determine the consequences of the appointment.

6.	The Supervisory Board shall take action to the effect that, within the term stated by the Commercial Division, a new Supervisory Board is constituted in accordance with the provisions of article 28.

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

Allen & Overy LLP

Back to Contents

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

Allen & Overy LLP

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

5.	The Director shall not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the company's prior written authorisation. The company and the Director shall use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims but in the event that the company and the Director would fail to reach such agreement, the Director shall comply with all directions given by the company in its sole discretion.

6.	The indemnity contemplated by this article 33 shall not apply to the extent Claims and Expenses are reimbursed by insurers.

7.	In case of amendment of this article 33, the indemnity provided thereby shall nevertheless continue to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Director during the periods in which this clause was in effect.

CHAPTER X

Financial statements and annual report. Profit.

Article 34. Financial year. Financial statements and annual report. Adoption.

1.	The financial year shall coincide with the calendar year.

2.	Each year, within five months after the end of the financial year, save where this period is extended by a maximum of six months by the general meeting on account of special circumstances, the Board of Management shall prepare the financial statements and shall lay them open for inspection by the shareholders at the office of the company. Within that period the Board of Management shall also present the annual report.

3.	Within the period referred to in paragraph 2, the Board of Management shall send the financial statements to the central works council as well.

4.	The financial statements shall be signed by the members of the Board of Management and of the Supervisory Board. If the signature of one or more of them is missing, this shall be stated and reasons shall be given.

5.	Annually, the Supervisory Board shall prepare a report, that shall be added to the financial statements and the annual report. The provisions of paragraphs 2 and 3 shall apply by analogy.

6.	The general meeting shall adopt the financial statements.

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

Article 40. Notice convening a meeting. Agenda.

1.	General meetings of the shareholders shall be convened by the Supervisory Board or the Board of Management.

2.	Notice convening a meeting shall be given no later than on the fifteenth day prior to that of the meeting.

3.	The notice convening a meeting shall state the subjects to be considered or it shall state that the shareholders may inspect the same at the office of the company, without prejudice to the provisions of section 99, paragraph 7 of Book 2 of the Netherlands Civil Code, and article 47, paragraph 3.

4.	The notice convening a meeting shall state the requirements for admittance to the meetings as described in article 44.

5.	The notice convening a meeting shall be given in the manner stated in article 46.

6.	Matters not stated in the notice convening the meeting may be further announced, subject to the time limit pertaining to the convocation of meetings, in the manner stated in article 46.

7.	Unless the notice convening the meeting includes the contents of all the documents which according to the law or the articles of association shall be available to shareholders for inspection in connection with the meeting to be held, these documents shall be made available to shareholders free of charges at a paying agent (betaalkantoor) in the Netherlands, as meant in the General Rules, to be designated in the notice convening the meeting.

8.	Holders of shares representing alone or in the aggregate at least one percent (1%) of the issued capital, or alone or in the aggregate, at least a value of fifty million euros (EUR 50,000,000) according to the Official Price List, have the right to request to the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders.

These requests have to be honoured by the Board of Management or the Supervisory Board on the condition:

	a.	that important company interests do not dictate otherwise; and

	b.	that the request is received by the Board of Management or the chairman of the Supervisory Board in writing, at least sixty days before the date of the general meeting of shareholders.

Back to Contents

9.	The term "shareholders" in this article shall include usufructuaries and pledgees in whom the voting rights on shares are vested.

Article 41. Venue of meetings.

The general meetings of shareholders shall be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer.

Article 42. Chairmanship.

1.	The general meetings of shareholders shall be presided over by the chairman of the Supervisory Board or, in his absence, by a vice-chairman of that board; in the event that the latter is (are) also absent, the members of the Supervisory Board present shall appoint a chairman from their midst. The Supervisory Board may appoint another chairman for a general meeting of shareholders.

2.	If the chairman of a meeting has not been appointed in accordance with paragraph 1, the meeting itself shall appoint a chairman. Until that moment, a member of the Board of Management designated thereto by the Board of Management shall substitute as chairman.

Article 43. Minutes.

1.	Minutes shall be kept of the proceedings of each general meeting of shareholders by a secretary appointed by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them in witness thereof.

2.	The Supervisory Board or the chairman may determine that a notarial record shall be made of the proceedings of the meeting. Such a record shall be co- signed by the chairman.

Article 44. Rights to attend meetings. Admission.

1.	Each shareholder who is entitled to vote and each usufructuary or pledgee of shares in whom voting rights are vested shall be entitled to attend the general meeting of shareholders, to address the meeting and to exercise his voting rights. In the case of ordinary registered shares, the intention to attend the meeting must be notified to the Board of Management in writing. Such notification must be received by the Board of Management not later than on the date stated in the notice convening the meeting.

2.	The rights to take part in the meeting pursuant to paragraph 1 may be exercised by a person holding a written or electronic proxy, provided that in the case of ordinary shares such proxy has been received by the Board of Management no later than on the date stated in the notice convening the meeting.

3.	If the voting rights in respect of a share are vested in the usufructuary or pledgee instead of in the shareholder, the shareholder shall also be entitled to attend the general meeting of shareholders and to address the meeting, provided that in the case of ordinary registered shares the Board of Management has been notified of the shareholder's intention to attend the

Allen & Overy LLP

Back to Contents

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

5	The Board of Management has the power to determine in the notice convening the meeting that for the application of section 117, paragraphs 1 and 2, of Book 2 of the Netherlands Civil Code, the persons that are entitled to attend and address meetings and to vote are the persons who have those rights on a determined day ("date of registration") and are entered as such in a register (or one or more parts thereof) that has been designated for that purpose by the Board of Management, notwithstanding who is entitled to those shares or depositary receipts at the time of the meeting. In this matter the provisions of paragraphs 1 up to and including 4 also apply by analogy on the understanding that the statement of the Necigef-participant as referred to in paragraph 4 must show that on the relevant date of registration the person named in the statement was participant entitled to the number of shares specified in the statement.

6	The date stated in the notice convening the meeting as referred to in paragraphs 1, 2, 4 and 5 shall not be earlier than the seventh day before that of the meeting or at some time, so much earlier as will be allowed by law.

7	Each share shall entitle to one vote.

8	Each person entitled to vote or his proxy shall sign the attendance list.

9	The members of the Supervisory Board and the members of the Board of Management shall have an advisory vote at the general meeting of shareholders.

10	The chairman shall decide whether persons other than those who shall be admitted in accordance with the above provisions of this article shall be admitted to the meeting.

Allen & Overy LLP

Back to Contents

Article 45. Voting.

1	All resolutions for which no greater majority is required by law or the articles of association shall be passed by an absolute majority of the votes cast.

2	If in an election of persons an absolute majority is not obtained, there shall be a second free ballot.

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

3	In the event of a tie in a vote on matters other than the election of persons, the proposal shall be rejected.

4	All voting shall be oral. The chairman may, however, determine that voting shall be in writing. In the case of the election of persons, any person present who is entitled to vote may demand that voting shall be in writing. Voting in writing shall take place by means of unsigned sealed ballot papers.

5	Abstentions and invalid votes shall be counted as not cast.

6	Voting by acclamation shall be possible if none of the persons present and entitled to vote objects thereto.

7	The provisions of sections 13 and 117 of Book 2 of the Netherlands Civil Code shall also apply to the general meeting of shareholders.

CHAPTER XII

Convocations and notifications.

Article 46.

1.	All notices convening general meetings of shareholders, all announcements relating to dividends and other distributions and all other notifications to shareholders shall be given by publication in a nationally distributed daily newspaper and in the Official Price List, without prejudice to the provisions of section 96a, paragraph 4 of Book 2 of the Netherlands Civil Code.

2.	The expression "shareholders" in paragraph 1 shall include usufructuaries and pledgees in whom the voting rights on shares are vested as well as the holders of the depositary receipts for shares as referred to in article 10.

3.	Notice convening general meetings of shareholders to the holder of the special share shall be given by means of a letter.

Allen & Overy LLP

Back to Contents

CHAPTER XIII

Amendment of the articles of association. Statutory merger. Statutory demerger. Dissolution

Article 47. Amendment of the articles of association. Dissolution.

1.	A resolution of the general meeting to amend the articles of association, to merge or demerge within the meaning of Part 7 of Book 2 of the Netherlands Civil Code or to dissolve the company may only be adopted on a proposal of the Board of Management which is approved by the Supervisory Board.

2.	The approval of the holder of the special share is required for:

	a.	a resolution of the general meeting or of the Board of Management to merge or demerge in the meaning of Part 7 of Book 2 of the Netherlands Civil Code;

	b.	a resolution of the general meeting to dissolve the company;

	c.	a resolution of the general meeting to amend the articles of association if the amendment concerns:

		–	article 4 (Object) insofar as it relates to carrying out the concessions or licenses,

		–	article 5 (Authorised capital, Classes of shares), if it relates to the creation of a new class of shares or profit sharing certificates or other corporate rights which entitle to the result and/or capital of the company, or the cancellation of the special share or the preference shares B,

		–	article 12 (Competent body), insofar as it relates to the approval of the holder of the special share,

		–	article 13 (Competence to restrict or exclude the pre-emptive right), insofar as it relates to the approval of the holder of the special share,

		–	article 15, paragraph 3 (Acquisition of shares in the company's own capital), insofar as it relates to the approval of the holder of the special share,

		–	article 17 (Transfer of the special share),

		–	article 25, paragraph 4 (Approval of Board of Management resolutions), insofar as it relates to the approval of the holder of the special share,

		–	article 36 (Distribution in shares and distributions charged to the reserves), insofar as it relates to the approval of the holder of the special share,

		–	in general: amendments which are prejudicial or detrimental to or incompatible with the statutory rights attached to the special share,

		–	this second paragraph of article 47.

3.	If a proposal to amend the articles of association or to dissolve the company is to be put to the general meeting, this must in all cases be stated in the

Allen & Overy LLP

Back to Contents

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

Allen & Overy LLP

Back to Contents

Exhibit 4.2

EMPLOYMENT AGREEMENT

DATED 14/15 December 2005

BETWEEN

TNT N.V.

AND

MR. C.H. Van Dalen

Corporate Human Resources	1

Back to Contents
The undersigned:

1.	TNT N.V., with its registered office in Amsterdam, represented by Mr. J.H.M. Hommen, as Chairman of the Supervisory Board, hereinafter the Company;

and

2.	Mr. C.H. Van Dalen born on 1 November 1952, residing at Munstergeleen, hereinafter the Executive;

Whereas:
–	The Company offered the Executive to join the Company as member of the Board of Management and Chief Financial Officer (CFO), as confirmed in the offer letter from the Chairman of the Supervisory Board of the Company dated 30 November 2005, which offer has been accepted by the Executive;
–	In its meeting of 2 December 2005 the Supervisory Board decided to employ the Executive as of 1 April 2006 as CFO and has expressed its intention to appoint the Executive as member of the Board of Management of the Company for a period of four years effective 1 April 2006 as soon as the General Meeting of Shareholders dated 20 April 2006 has been heard;
–	The parties desire to lay down the salary and other applicable conditions of employment in this agreement.

Declare to have agreed as follows:

1.	Date of Commencement of Employment and Position
1.1	The Executive shall enter into the employment of the Company on 1 April 2006, or earlier if possible, in the position of CFO. The parties establish that the Supervisory Board has expressed its intention to appoint the Executive as statutory director (bestuurder) and member of the Board of Management as soon as the General Meeting of Shareholders has been heard.

1.2	The Executive's place of employment will be the office of the Company in Hoofddorp. The Company will be entitled to change the place of employment after consultation with the Executive. The parties accept that the position entails considerable travelling.

1.3	The Executive is obliged to do or to refrain from doing all that an officer in a similar position should do or should refrain from doing. The Executive shall fully commit his capabilities, his time and his energy to promoting the interests of the Company in line with what is commensurate for positions of this executive level. The Executive shall report to the CEO.

Corporate Human Resources	2

Back to Contents
1.4	The Executive has the obligations which have been or will be imposed by law, by the articles of incorporation of the Company and in any board regulations as such regulations shall apply from time to time.

2.	Duration of the Agreement and Notice of Termination
2.1	The agreement has been entered into for an indefinite period. The agreement may be terminated with due observance of a notice period of three months for the Executive and six months for the Company.

2.2	This agreement shall terminate in any event, without notice being required, on the first day of the month following the date on which the Executive reaches the age of 65 unless the Executive’s pension scheme provides for a different date.

3.	Base Salary
3.1	The Executive's base salary, including holiday allowance, shall amount to EUR 600,000 gross per year, which shall be paid in equal instalments at the end of each month. The base salary will be reviewed annually by the Remuneration Committee and adjusted accordingly by the Supervisory Board in line with the remuneration policy.

4.	Short Term Incentive Bonus Plan
4.1	The bonus incentive plan for the members of the Board of Management as is established from time to time by the Supervisory Board, applies to the Executive. The bonus incentive plan is outlined in Exhibit A to this agreement.

5.	Long Term Incentive Performance Share Plan
5.1	The rules of the relevant performance share plan of TNT N.V. and its underlying regulations and criteria for granting shares, as these are established from time to time by the Supervisory Board, apply to the Executive. The performance share plan is outlined in Exhibit B to this agreement. Any and all tax consequences related to the granting, vesting, exercise and/or sale of shares shall be for the account of the Executive. Any shares acquired by the Executive may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a closed period. The TNT Rules on Insider Trading and the rules of the TNT performance share plan apply to the Executive. The grant for 2006 is established at a face value of at least EUR 472,650.

6.	Holidays
6.1	The Executive shall be entitled to 28 holiday days each calendar year. In taking vacation, the Executive shall consult with the other members of the Board of Management and take into account the interests of the Company.

Corporate Human Resources	3

Back to Contents
7.	Company Car
7.1	The Company shall provide the Executive with a company car commensurate with his position under conditions established from time to time by the Supervisory Board. As a member of the Board of Management the Executive is entitled to a company car with a maximum catalogue price of EUR 110,000 inclusive of BPM and VAT. Delivery costs and alarm system installation costs will be met by the Company. All the contractual monthly costs of the lease such as fuel and regular maintenance shall be for the account of the Company.

8.	Expenses
8.1	The reasonable and customary expenses incurred by the Executive in the execution of his business tasks shall be reimbursed by the Company in accordance with Company policy and upon receipt of a specified statement of expenses and supporting receipts.

8.2	The Company shall pay an expense allowance of EUR 550 per month for out-of-pocket expenses. These expenses shall not be subject to reimbursement as provided for in the previous paragraph. Any and all possible tax consequences, related to this allowance, shall be for the account of the Executive.

9.	Telephone Costs
9.1	The Company shall pay the costs related to the costs of a private telephone provided that the fixed fiscal amount (“forfait”) shall be treated as taxable income. In addition, the Company shall pay the costs of a mobile telephone and fax or other tools of communication related to the position of the Executive. Any and all possible tax consequences, related to this arrangement, shall be for the account of the Executive.

10.	Insurance
10.1	The Executive may participate in the collective medical insurance scheme taken out by the Company. If the Executive participates, 50% of the premium shall be for the account of the Company and paid on a monthly basis, taking into account insurance coverage consisting of General Practitioner (GP), pharmacy and specialist medical care based on class II B for adults and class III for co-insured children.

10.2	The Company shall enroll the Executive under its standard Directors & Officers liability insurance. The costs for this insurance shall be for the account of the Company.

10.3	The Company shall take out an accident insurance for the benefit of the Executive. The conditions shall be in accordance with the policy, a copy of which shall be

Corporate Human Resources	4

Back to Contents
forwarded to the Executive. The costs of this insurance shall be for the account of the Company.

11.	Disability
11.1	In the event of disability of the Executive as defined in article 7:629 of the Dutch Civil Code, the Company shall pay to the Executive from the first day of disability 100% of the base salary as defined in article 3 up to a maximum of twelve months, provided that this payment ends per the day that the Executive makes use of the applicable pension arrangement. Periods of disability with an interruption of not more than four weeks shall be regarded as linked together. If after the period of twelve months the Executive remains disabled, the arrangement on disability pension applies as laid down in Appendix C.

11.2	The Executive shall not be entitled to the salary payment referred to above, if and to the extent that he can validly claim damages in connection with his disability from a third party on account of loss of salary and if and to the extent that the payments by the Company referred to above exceed the minimum obligation referred to in article 7:629 sub 1 of the Dutch Civil Code. In this event, the Company shall satisfy payment solely by means of an advanced payment on the compensation to be received from the third party and upon assignment by the Executive of his rights to damages vis-à-vis the third party concerned up to the total amount of advanced payments made. The advanced payments shall be set off by the Company if the compensation is paid or, as the case may be, in proportion.

12.	Pension
12.1	The Company has taken out insurance to cover its pension scheme and disability pension insurance, for the benefit of the Executive under the conditions laid down in Exhibit C to this agreement. The Executive is aware of the fact that the Company is in the process of amending the existing pension scheme and agrees to accept (the conditions of) the new scheme, provided these benefits shall be substantially similar to the benefits under the current pension scheme of the Company for executives at this level.

13.	No additional occupation
13.1

During the term of this agreement, the Executive shall refrain from accepting remunerated or time-consuming non-remunerated work activities with or for third parties not directly affiliated with the Company or from doing business for his own account, without the prior written consent of the Supervisory Board of the Company. The Company agrees that the Executive continues his current supervisory board task for the Macintosh Retail Group and the supervisory board of NIB Capital.

Corporate Human Resources	5

Back to Contents
14.	External Supervisory Board Memberships
14.1	Any external Supervisory Board memberships may not contravene the interests of the Company and the Executive will not hold more than two memberships at the same time. With respect to accepting external Supervisory Board memberships, the Executive shall require the prior written consent of the Chairman of the Supervisory Board. Before accepting any memberships, the Executive shall provide full information regarding the proposed membership to the CEO and Members of the Board of Management and the Chairman of the Supervisory Board.

15.	Confidentiality
15.1	During the continuance of the employment or at any time after the termination thereof the Executive shall not, except in the proper course of his duties hereunder or as may be required by law, disclose to any person, firm or corporation without the previous consent in writing of the Company any and all information concerning the business, finance, future plans and proposals, designs, technical processes and plans, trade secrets or other confidential information relating to the Company or its businesses or affiliated companies or of any customer or supplier of which he shall become possessed whilst employed by the Company or prior thereto. This restriction shall continue to apply after the termination of the employment but shall cease to apply to information or knowledge that has come into the public domain.

16.	Documents
16.1	The Executive shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to the Company or to affiliated companies and which have been made available to the Executive as a result of his employment, except inasfar as and for as long as necessary for the performance of his work for the Company. In any event the Executive will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof at termination of this agreement.

17.	Non-Competition
17.1	The Executive undertakes for a period of twentyfour (24) months after the effective date of termination, for whatever reason, not to be employed or involved in any way, directly or indirectly, either for his own account or for the account of others, in any employment or consulting arrangement, or in any other manner, formally or informally, in any enterprise which conducts activities in a field similar to or otherwise competes with the activities of the Company or of any of its affiliated companies, nor to have any financial interest in any manner, directly or indirectly, in such enterprise. Because of the global nature of the Company's

Corporate Human Resources	6

Back to Contents
business, the Executive and the Company agree that this restriction shall apply worldwide.

17.2	The obligation in article 17.1 of this agreement does not apply to passively owning common shares of such enterprise registered at a Stock Exchange.

18.	Penalty
18.1	In the event the Executive breaches the obligations as expressed in articles 13, 14, 15, 16 or 17, the Executive shall contrary to article 7:650 sub 3, 4 and 5 of the Dutch Civil Code, without notice of default being required, pay to the Company for each such breach a penalty equal to an amount of EUR 100,000 plus a penalty of EUR 5,000 for each day such breach occurs and continues, notwithstanding any other rights the Company may have. The Company is entitled to claim full damages by way of alternative to the penalty.

19.	Severance Payment
19.1	If the Company gives notice of termination of this agreement for reasons which are not found in acts or omissions which allow summary dismissal for an urgent cause as referred to in article 7:677/678 of the Dutch Civil Code and in the absence of a Change in Control situation as referred to in article 20, the Company shall make available to the Executive a severance payment. This severance payment shall be equal to:
	i.	During the first 4 year term as a Member of the Board of Management: twenty-four months base salary at the annual rate of salary payable immediately before termination.
	ii.	During further terms as a Member of the Board of Management, if any: twelve months base salary at the annual rate of salary payable immediately before termination.

20.	Severance Payment in Case of a Change in Control
20.1	If, within twelve months following a Change in Control and as a direct result of this Change in Control, the Company gives notice of termination of this agreement, for reasons which are not found in acts or omissions which allow summary dismissal for an urgent cause as referred to in article 6:677/678 of the Dutch Civil Code, between the Executive and the Company, except in accordance with summary dismissal for reasons of misconduct, the Executive shall be entitled to receive immediately after the effective date of termination, a Terminal Payment. The Terminal Payment, which shall be made less any statutory withholdings, shall be received by the Executive in full and final settlement of all claims arising out of the Executive's employment with the Company and/or any subsidiary of the Company.

Corporate Human Resources	7

Back to Contents
20.2	The severance payment shall be made available by way of gross lump sum within one month from the effective date of termination of the employment agreement and shall be made less any statutory withholdings. The Company will co-operate in making this sum available at gross level if this is attainable through a “levensloopregeling” or a comparable payment method.
20.3	In this Clause:

	•	“Change in Control” means the acquisition by any person, or persons, acting in concert of more than 50 percent of the issued share capital of the Company conferring the right to attend and vote at general meetings of the Company or the substantial reorganisation of the Company following sale of whole or part of the Company and resulting in no or a lesser position for the Executive
	•	“Terminal Payment” means the aggregate of the following amounts:
		(i)	twenty four months basic salary at the annual rate of salary payable immediately before termination. If termination takes place within two years from retirement, then the Executive will, instead of the 24 months basic salary, receive full salary up to the date of retirement.
		(ii)	two times the average of the bonuses paid to the Executive in respect of the three consecutive financial periods of the Company completed immediately before termination[1]. If termination takes place within two years from retirement, then the Executive will, instead of two times the average bonus, only receive a time proportionate part of said amount, commensurate with the remaining period between the effective date of termination and the retirement date.
		(iii)	a sum calculated actuarially by the relevant pension scheme's actuary (acting as an expert and not as an arbitrator) to represent two years pension contribution by the Company, paid grossed up for tax. This shall only come into force if the Executive is not within two years of his natural retirement date. If he is within two years of this date, then the Company pension contributions will be paid up to retirement.

1 If the Executive has not been employed for three consecutive years in the Company, the previous percentage bonus or bonuses at his previous employer will complement the three bonuses used for the calculation of the average bonus of three years, together with the bonus or bonuses at the Company. If the Bonus at the previous employer paid with respect to bonus year 2005 was zero, this amount is replaced with 60% at target pay-out of base salary. Subsequent bonuses used for the calculation, are than replaced by the percentages of base salary of the years prior to the previous year.

21.	Donation to the Pension Scheme
21.1	An amount of EUR 1,350,000 will be made available to be contributed by the Company to the Stichting Ondernemingspensioenfonds TPG with a view to

Corporate Human Resources	8

Back to Contents
provide for pension rights as identified in the offer letter dated 30 November 2005 under conditions set forth in this clause. The amount will be contributed in four equal annual installments, the first in May 2006, the second in May 2007, the third in May 2008 and the fourth in May 2009, and shall each time only become due and payable to the Stichting Ondernemingspensioenfonds TPG under the condition that the Executive is still employed by the Company on such payment dates. Any and all possible tax consequences, related to this donation, shall be for the account of the Executive.

21.2

If the relationship is terminated at the initiative of the Company during the first term of appointment for reasons which are not found in acts or omissions which allow summary dismissal for an urgent reason as referred in article 7:677/678 of the Dutch Civil Code, or ends during the first term as a result of the death or disability of the Executive, the balance of the remaining annual contributions shall be made as scheduled. If the relationship comes to an end at the initiative of the Executive, the contribution pertaining to the relevant year of leaving the Company will be pro-rated for the month in which the relationship comes to an end, within the period from beginning of May till the end of April in the next year.

21.3	The Company will co-operate in making the payments available at gross level through a “levensloopregeling” or a comparable payment method at the choice of the Executive if that is attainable.

22.	Compensation for Loss of Existing Long Term Incentive Rights
22.1	An exceptional one-off amount of € 1,300,000 as compensation for loss of existing long term incentive rights with the current employer of the Executive will be paid to an escrow account and become payable to the Executive in four equal annual installments, the first in May 2006, the second in May 2007, the third in May 2008 and the fourth in May 2009, provided that the Executive is still employed by the Company on such payment dates. Normal interest conditions of the bank that administers the escrow shall apply. Any and all possible tax consequences, related to this special compensation, shall be for the account of the Executive.

22.2	If the relationship is terminated at the initiative of the Company during the first term of appointment for reasons which are not found in acts or omissions which allow summary dismissal for an urgent reason as referred in article 7:677/678 of the Dutch Civil Code, or ends during the first term as a result of the death or disability of the Executive, the balance of the annual contributions shall be made as scheduled. If the relationship comes to an end at the initiative of the Executive, the contribution pertaining to the relevant year of leaving the Company will be pro-rated for the month in which the relationship comes to an end, within the period from beginning of May till the end of April in the next year.

Corporate Human Resources	9

Back to Contents
22.3	The Company will co-operate in making the payments available at gross level through a “levensloopregeling” or a comparable payment method at the choice of the Executive if that is attainable.

23.	Housing allowance
23.1

In the first year of employment, TNT will provide to the Executive a full housing allowance up to a maximum of EUR 4,000 per month. In the following years of the first term of appointment, TNT will compensate 50% of that amount.

24.	Moving and refurbishing allowance
24.1	The Executive is entitled to a one-off net allowance for moving and refurbishing of up to € 25,000.

25.	Amendments and Previous Agreements
25.1	Any amendments and/or supplements to this agreement can only be made by way of a written document signed by both parties.

25.2	This agreement supersedes all previous agreements between the Executive and the Company and/or any affiliated company and takes their place.

26.	Governing Law, No CAO Applicable
26.1	This agreement is governed by the laws of the Netherlands.

26.2	The TPG Collective Labour Agreement is not applicable, with the exception of the provisions relating to availability under special circumstances and relinquishment of rights pertaining to inventions.

This agreement has been signed and executed in Hoofddorp in duplicate on 14/15 December, 2005.

The Company:	The Executive:

Mr. J.H.M. Hommen, Chairman of the Supervisory Board	Mr. C.H. van Dalen

Mr. M.P. Bakker, CEO

Corporate Human Resources	10

Back to Contents

Exhibit C

To the employment agreement between TNT N.V.
and Mr. C.H. Van Dalen
dated 1 December 2005,

re:	The pension scheme

1.	General
1.1.	The Executive is eligible for old age pension, supplementary old age pension, disability pension, continuance of pension build-up in case of disability and on behalf of his spouse and children for spouse and orphan’s pension in accordance with the clauses of the pensionscheme of the Stichting Ondernemingspensioenfonds TPG, the Reglement Overgangsbepalingen (regulations on transitional provisions) and the addendum to the latter.

1.2.	In all cases that are not dealt with in this appendix the clauses of the pension regulations of the Stichting Ondernemingspensioenfonds TPG, the regulations on transitional provisions and the addendum to the latter apply. In event of any differences as to the interpretation of any clause the management of the Stichting Ondernemingspensioenfonds TPG shall decide after consultation with the Company, taking into account the requirements of reasonableness and fairness.

2.	Old age pension
2.1.	The old age pension commences on the first day of the calendar month in which the Executive reaches the age of 65 and is paid out up to and including the month in which the Executive dies.

2.2.	The yearly old age pension amounts per each full year of participation 2% of the pension basis as mentioned in the pensionscheme of the Stichting Ondernemingspensioenfonds TPG. For a part of a year the yearly old age pension will be determined pro rata. The mentioned percentage is applicable as long as legally possible according to the Dutch Wage Tax Act.

2.3	The temporarily old age pension as mentioned in the pensionscheme of the Stichting Ondernemingspensioenfonds TPG amounts per each full year of participation 2% of the franchise, as long as legally possible according to the Dutch Wage Tax Act.

Corporate Human Resources	11

Back to Contents

Exhibit 8.1

TNT N.V.
GROUP TOTAL PER 31 DECEMBER 2006
LIST OF COMPANIES AS REFERRED TO IN ARTICLE 2:379 AND 2:414 DUTCH CIVIL CODE

Country	Company name	Ownership % (in)direct
Argentina	TNT Argentina S.A.	100
Argentina	TNT Freight Management (Argentina) SA	100
Australia	Colton Carriers (Vic.) Pty. Limited	100
Australia	Colton Carriers (Vic.) Unit Trust	100
Australia	Dalmet Pty. Limited	100
Australia	G3 Worldwide Mail (Australia) Pty Ltd	25.5
Australia	J. McPhee & Son (Australia) Holdings Pty. Limited	100
Australia	McPhee Group Pension Funds Pty. Limited	100
Australia	McPhee Transport Pty. Limited	100
Australia	Riteway Transport Pty. Limited	100
Australia	TNT Australia Pty. Limited	100
Australia	TNT Express Enfield Pty. Limited	100
Australia	TNT Finance Pty. Limited	100
Australia	TNT Freight Management (Australia) Pty. Limited	100
Australia	TNT Pty. Limited	100
Australia	TNT Shared Services Centre Pty. Limited	100
Australia	TNT Shipping & Development Pty. Limited	100
Australia	TNT Shipping (Aust.) Pty. Limited	100
Australia	TNT Superannuation Pty. Limited	100
Australia	VIP Airfreight Pty Limited	100
Australia	VIP Logistics Pty Limited	100
Australia	Wilson Australia Holdings Pty. Limited	100
Austria	CAT Transporte GmbH	20
Austria	Cimedia Printmedienvertriebsgesellschaft mbH	50
Austria	G3 Worldwide Mail Services GmbH	51
Austria	GfW - Gesellschaft fur Werbemittelverteilung mbH	50
Austria	In-night Express Austria GmbH	100
Austria	M.S. Medienservice GmbH	100
Austria	Print Express Zustellservice GmbH	25
Austria	Redmail Address Zustelldienst GmbH	50
Austria	Redmail Logistik & Zustellservice GmbH	50
Austria	Redmail Medienzustellservice Oberösterreich GmbH	25.05
Austria	TNT Express (Austria) GmbH	100
Bahamas	IAC Inc. - Bahamas (in liquidation)	100
Bahamas	Interloc (Bahamas) Limited (in liquidation)	100
Bahamas	Wilson Logistics Limited - Bahamas (in liquidation)	100
Bahrain	TNT Management (Bahrain) EC	100
Bahrain	TNT Skypak International (Bahrain) WLL	100
Bangladesh	TNT Freight Management (Bangladesh) Limited	60
Barbados	Great Western Assurance Company Limited	100
Belgium	Belgische Distributiedienst N.V./S.A.	100
Belgium	CAT Benelux NV/SA	20
Belgium	Colandel N.V./S.A.	100
Belgium	Data Base Management N.V./S.A.	100
Belgium	De Nationale Transport Maatschappij N.V./S.A.	100
Belgium	Denis Bodden N.V./S.A.	99.61
Belgium	Distribution d'Imprimes Publicitaires Sans Adresse N.V./S.A.	100
Belgium	Express Belgium NV/SA	100
Belgium	G3 Worldwide (Belgium) NV/SA	51
Belgium	G3 Worldwide (Services) NV/SA	51
Belgium	Gestion Financière Informatisée NV/SA	100
Belgium	LogiSpring Investment Fund N.V./S.A.	80.17
Belgium	Logistics International NV/SA	100
Belgium	Maatschappij voor Distributie van Periodieken, Pers en Publiciteit BVBA	100
Belgium	Terinvest CVA	100
Belgium	TNT Airways NV/SA	100
Belgium	TNT Express (Belgium) N.V./S.A.	100
Belgium	TNT Express Worldwide (Euro Hub) N.V./S.A.	100
Belgium	TNT Freight Management (Belgium) NV/SA	100
Belgium	TNT Innight NV/SA	100
Belgium	TNT Post Pakketservice België N.V./S.A.	100
Bermuda	TNT Global Express Limited	100
Brazil	TNT Brasil Participações One Ltda	100
Brazil	TNT Brasil Participações Two Ltda	100

Back to Contents
TNT N.V.
GROUP TOTAL PER 31 DECEMBER 2006
LIST OF COMPANIES AS REFERRED TO IN ARTICLE 2:379 AND 2:414 DUTCH CIVIL CODE

Country	Company name	Ownership % (in)direct
Brazil	TNT Express Brasil Holdings Ltda	100
Brazil	TNT Express Brasil Ltda	100
Brazil	TNT Gerenciamento de Fretes do Brasil Ltda	99.69
Bulgaria	TNT Bulgaria Eood	100
Cambodia	TNT Express Worldwide (Cambodia) Limited	100
Canada	G3 Worldwide (Canada) Inc.	51
Canada	TNT Express (Canada) Ltd.	100
Canada	TNT Freight Management (Canada) Limited	100
Cayman Islands	Logispring II, L.P.	78.13
Chile	Inversiones TNT Limited y Compania Ltda	100
Chile	TNT Express Worldwide (Chile) Carga Ltda	100
Chile	TNT Freight Management (Chile) SA	99.5
China	Mach++ Express Worldwide Limited	74.99
China	TNT (China) Holdings Company Limited	100
China	TNT Direct Marketing Services (Shanghai) Company Limited	100
China	TNT Express and Logistics Co., Ltd., Beijing	100
China	TNT Express Worldwide (China) Limited	100
China	TNT Freight Management (Shanghai) Limited	100
Croatia	CAT Logistics Cargo Limited	20
Croatia	CAT Logistics Vehicles Limited	20
Cyprus	TNT Express Worldwide (Cyprus) Limited	100
Czech Republic	Agentura Manon, Spol Sro (in liquidation)	100
Czech Republic	DIMAR s.r.o.	100
Czech Republic	DomiCall sro	100
Czech Republic	TNT Express Worldwide, spol. s.r.o. - Czech Republic	100
Czech Republic	TNT Innight Czech Republic s.r.o.	100
Czech Republic	TNT Post CR s.r.o.	100
Denmark	Exceed Denmark A/S	100
Denmark	Net Danmark Express A/S	100
Denmark	TNT Danmark A/S	100
Denmark	TNT Freight Management (Denmark) A/S	100
Denmark	TNT Norden A/S	100
Denmark	Wilson Denmark Holding A/S	100
Egypt	TNT Egypt Limited	100
Estonia	TNT Express Worldwide Eesti AS	100
Fiji	TNT Express Worldwide Limited	100
Finland	Exceed Finland Oy	100
Finland	Logipro Oy	100
Finland	Oy Speditionsservice I.N.T. Aktiebolag	100
Finland	Polar Air & Seacargo Oy	100
Finland	TNT Freight Management (Finland) Oy	100
Finland	TNT Suomi Oy	100
France	Cambronne Gestion Sas	100
France	CAT - Compagnie d'Affrètement et de Transport SA	20
France	CAT Logistics Cargo France SA	20
France	COMATRAN - Société de Consignation Maritime et de Transit SA	20
France	G3 Worldwide (France) SAS	51
France	GAL - Global Automotive Logistics Sas	20
France	SETH SA (Société d'Exploitation du Terminal Havrais)	20
France	SGAN SA (Société Générale d'Armement et de Naviation)	20
France	TNT Express France Snc	100
France	TNT Express International Snc	99.99
France	TNT Express National Snc	100
France	TNT Fashion Group France Sas	100
France	TNT France Holding Snc	100
France	TNT France Ile de France Sarl	100
France	TNT Freight Management (France) SAS	100
France	TNT Side Snc	100
France	TNT Spare Snc	100
Germany	Briefpartner System AG	71
Germany	CAT GmbH	20
Germany	CAT Logistics Cargo GmbH	20
Germany	CBS City Briefservice GMbH	100
Germany	Cendris Customer Contact Deutschland GmbH	51

Back to Contents
TNT N.V.
GROUP TOTAL PER 31 DECEMBER 2006
LIST OF COMPANIES AS REFERRED TO IN ARTICLE 2:379 AND 2:414 DUTCH CIVIL CODE

Country	Company name	Ownership % (in)direct
Germany	Cendris Deutschland GmbH (in liquidation)	100
Germany	Factora Factoring und Inkasso GmbH	100
Germany	G3 Worldwide Mail (Germany) GmbH	51
Germany	Jet Services Deutschland GmbH	100
Germany	Jet Services Deutschland NVS GmbH (in liquidation)	100
Germany	PostCon Deutschland AG	99.19
Germany	PostCon Dienstleistungs GmbH	100
Germany	Regio-ES GmbH Private Briefbeförderung	100
Germany	RIDAS Sicherheits- und Handelsgesellschaft mbH	100
Germany	TNT Akademie Gesellschaft für Training und Personalentwicklung GmbH	100
Germany	TNT Express Beteiligungsgesellschaft mbH	100
Germany	TNT Express GmbH	100
Germany	TNT Express Holdings Germany GmbH	100
Germany	TNT Freight Management (Germany) GmbH	100
Germany	TNT Holdings (Deutschland) GmbH	100
Germany	TNT Informations Systeme GmbH	100
Germany	TNT Innight GmbH & Co. KG	100
Germany	TNT Innight Management (Europe) GmbH	100
Germany	TNT Mehrwertlogistik GmbH	100
Germany	TNT Post AG & Co. KG	71
Germany	TNT Post Direktwerbung Nord GmbH	100
Germany	TNT Post Direktwerbung Ost GmbH	100
Germany	TNT Post Direktwerbung Ost Werbeservice GmbH	100
Germany	TNT Post Direktwerbung Ost Zustelldienste GmbH (in liquidation)	100
Germany	TNT Post Direktwerbung Süd GmbH	100
Germany	TNT Post Direktwerbung Südwest GmbH	100
Germany	TNT Post Geschäftsführungs AG	71
Germany	TNT Post Holding GmbH	100
Germany	TNT Post Mediaservice GmbH	100
Germany	TNT Post Regioservice ABL gGmbH	100
Germany	TNT Post Regioservice GmbH	100
Germany	TNT Post Regioservice mailXpress GmbH	100
Germany	TNT Post Zustellservice GmbH	100
Germany	Trias Beteiligungs GmbH	85
Germany	Trias GmbH	85
Germany	Turbo P.O.S.T. GmbH	52.83
Greece	TNT Skypak (Hellas) Limited	100
Hong Kong	Combined Logistics (Hong Kong) Limited	100
Hong Kong	Concord Global Trade & Transport Limited	100
Hong Kong	G3 Worldwide Mail (HK) Limited	25.5
Hong Kong	Scanfreight H.K. Limited	100
Hong Kong	Supply Chain Solutions (Hong Kong) Limited	100
Hong Kong	TNT (H.K.) Limited	100
Hong Kong	TNT Capital Investments Limited	100
Hong Kong	TNT Express Worldwide (HK) Limited	100
Hong Kong	TNT Freight Management (Far East) Limited	100
Hong Kong	TNT Freight Management (Hong Kong) Limited	100
Hungary	G3 Worldwide Hungary Kft	51
Hungary	NVS Hungary Express Service Szolgáltató Kft	100
Hungary	TNT Express Worldwide Hungary Kft	100
Hungary	TNT Ingatlanhasznosito Kft.	100
Hungary	TNT Logisztikai Kereskedelmi es Szolgaltato Kft	100
India	ARC India Private Limited	100
India	G3 Worldwide Mail Logistics (India) Private Limited	25.5
India	TNT India Private Limited	100
Indonesia	P.T. Skypak International	100
Ireland	GD Insurance Company Limited	100
Ireland	Mercury Re Limited	100
Ireland	TNT Express (Ireland) Limited	100
Ireland	TNT Express Worldwide Limited	100
Ireland	TNT Retail Express Limited	100
Ireland	TNT Skypak International (Ireland) Limited	100
Ireland	TNT Transport (N.I.) Limited	100
Isle of Man	Sayer & Company (Transport - I.O.M.) Limited	90

Back to Contents
TNT N.V.
GROUP TOTAL PER 31 DECEMBER 2006
LIST OF COMPANIES AS REFERRED TO IN ARTICLE 2:379 AND 2:414 DUTCH CIVIL CODE

Country	Company name	Ownership % (in)direct
Israel	TNT Express Worldwide (Israel) Limited	100
Italy	EML Srl	51
Italy	Florence For You Srl	100
Italy	Gibiesse Italia Srl	100
Italy	Logika Servizi Srl	100
Italy	Patavina Servizi Srl	100
Italy	Piramide Servizi Srl	100
Italy	Telepost SpA	51
Italy	TG Distribuzioni Srl	100
Italy	TNT Central Services Srl	100
Italy	TNT Global Express SpA	100
Italy	TNT Post Italia SpA	100
Italy	TNT Post Milano Srl	100
Italy	TNT Post Notifiche Srl	100
Italy	TNT Post Services Srl	100
Italy	TNT Services SpA	100
Italy	TWM Italia Srl	100
Japan	G3 Worldwide Mail (Japan) Inc.	25.5
Japan	TNT Customs Clearance Service (Japan) Inc.	100
Japan	TNT Express Worldwide (Japan) Inc	100
Jordan	TNT Express Worldwide Jordan private shareholding company	100
Korea	TNT Express Corporation	100
Korea	TNT Freight Management (Korea) Limited	90.5
Kuwait	TNT Express Worldwide Kuwait Company WLL / Diya Abdul Latif Adbul Hussain Al-Kazemi & Partner	100
Latvia	TNT Latvia Sia	100
Lithuania	UAB TNT	100
Luxemburg	Ilres S.A.	20.4
Luxemburg	Telecontact Luxembourg Sarl (in liquidation)	25.5
Luxemburg	TNT Express Luxembourg SA	50
Malaysia	G3 Worldwide Mail (Malaysia) Sdn Bhd	25.5
Malaysia	TNT Express Worldwide (M) Sdn Bhd	100
Malaysia	TNT Freight Management (Malyasia) Sdn Bhd	100
Malaysia	TNT Overnite (M) Sdn Bhd	100
Mauritius	TNT Document Services Limited	100
Mexico	Combined Logistics International Mexico SA de CV	100
Mexico	Compania de asesoramiento de transporte SA	20
Mexico	TNT Express Worldwide Mexico SA de CV	100
Namibia	TNT Express Worldwide (Namibia) (Proprietary) Limited	100
Netherlands	15-25JAAR.NL B.V.	50
Netherlands	Bruna B.V.	50
Netherlands	Bruna Winkels B.V.	50
Netherlands	BSC South Africa B.V.	51
Netherlands	Cendris BSC Customer Contact B.V.	51
Netherlands	Cendris Dataconsulting B.V.	100
Netherlands	Cendris Document Presentment B.V.	100
Netherlands	Cendris Print Management B.V.	51
Netherlands	City Courier Nederland B.V.	100
Netherlands	De Digitale Brievenbus B.V.	100
Netherlands	DGI Direct Marketing Europe B.V.	100
Netherlands	Distribution Services Europe B.V.	100
Netherlands	Easymall B.V.	100
Netherlands	Euro Mail B.V.	100
Netherlands	European Data & Print Services B.V.	100
Netherlands	European Mail Networks Holding B.V.	100
Netherlands	G3 Worldwide Europe B.V.	51
Netherlands	G3 Worldwide Mail N.V.	51
Netherlands	G3 Worldwide Netherlands B.V.	51
Netherlands	GD Net B.V.	100
Netherlands	Gelders Holding B.V.	100
Netherlands	Gelders Overslag- en Expeditie Beheer B.V.	100
Netherlands	Gelders Spetra International B.V.	100
Netherlands	HiResponse B.V.	65
Netherlands	Independent Mail B.V. in liquidatie	100

Back to Contents
TNT N.V.
GROUP TOTAL PER 31 DECEMBER 2006
LIST OF COMPANIES AS REFERRED TO IN ARTICLE 2:379 AND 2:414 DUTCH CIVIL CODE

Country	Company name	Ownership % (in)direct
Netherlands	Interpost Group of Companies B.V.	100
Netherlands	Interpost Handling B.V.	100
Netherlands	Koninklijke TNT Post B.V.	100
Netherlands	Logispring Investment Fund Holding B.V.	80.17
Netherlands	Loyalty Profs B.V.	100
Netherlands	Netwerk VSP B.V.	100
Netherlands	Netwerk VSP Geadresseerd B.V.	100
Netherlands	Postkantoor-Winkel B.V.	50
Netherlands	Postkantoren B.V.	50
Netherlands	Prime Vision B.V.	60
Netherlands	PSP Sub Holding B.V.	100
Netherlands	PTT Post Holdings B.V.	100
Netherlands	PTT Post Logistiek Maarssen B.V.	100
Netherlands	Seducom B.V.	100
Netherlands	Telecontact International B.V.	25.5
Netherlands	Telekado B.V.	51
Netherlands	TNT China Holdings B.V.	100
Netherlands	TNT Contract Logistics Management B.V.	100
Netherlands	TNT Europe Finance B.V.	100
Netherlands	TNT Express Finance B.V.	100
Netherlands	TNT Express Holdings B.V.	100
Netherlands	TNT Express Insurance B.V.	100
Netherlands	TNT Express Nederland B.V.	100
Netherlands	TNT Express Properties (Berlin) B.V.	100
Netherlands	TNT Express Properties (Frankfurt) B.V.	100
Netherlands	TNT Express Properties (München) B.V.	100
Netherlands	TNT Express Properties (Stuttgart) B.V.	100
Netherlands	TNT Express Road Network B.V.	100
Netherlands	TNT Express Worldwide N.V.	100
Netherlands	TNT Fashion Group B.V.	100
Netherlands	TNT Finance B.V.	100
Netherlands	TNT Freight Management (Amsterdam) B.V.	100
Netherlands	TNT Freight Management (Europoort) B.V.	100
Netherlands	TNT Freight Management (Rotterdam) B.V.	100
Netherlands	TNT Freight Management Holdings B.V.	100
Netherlands	TNT Freight Management Netherlands B.V.	100
Netherlands	TNT Headoffice B.V.	100
Netherlands	TNT Holdings (Benelux) B.V.	100
Netherlands	TNT Holdings B.V.	100
Netherlands	TNT Innight B.V.	100
Netherlands	TNT International Mail Holdings B.V.	100
Netherlands	TNT Real Estate B.V.	100
Netherlands	TNT Real Estate Development B.V.	100
Netherlands	TNT Shipping International B.V.	100
Netherlands	TNT Skypak Finance B.V.	100
Netherlands	TNT Skypak Holdings B.V.	100
Netherlands	TNT Skypak International (Netherlands) B.V.	100
Netherlands	TNT Transport International B.V.	100
Netherlands	XP International B.V.	100
Netherlands antilles	Scansped Concord N.V.	100
Netherlands antilles	TNT Express N.V.	100
Netherlands antilles	TNT Skypak Holdings N.A.N.V.	100
New Zealand	TNT Express Worldwide (NZ) Limited	100
New Zealand	TNT Freight Management (New Zealand) Limited	100
New Zealand	TNT New Zealand Limited	100
New Zealand	TNT Skypak International (NZ) Limited	100
Norway	TNT Freight Management (Norway) AS	100
Norway	TNT Norge AS	100
Papoua New Guinea	Air Transport Industries (A.T.I.) Limited	50
Papoua New Guinea	MCC Holdings Limited	50
Papoua New Guinea	Moresby Customs and Cartage Pty. Limited	50
Papoua New Guinea	PNG Air Charter Services Limited	25
Papoua New Guinea	PNG Air Freight Limited	50
Papoua New Guinea	TNT (PNG) Limited	100

Back to Contents
TNT N.V.
GROUP TOTAL PER 31 DECEMBER 2006
LIST OF COMPANIES AS REFERRED TO IN ARTICLE 2:379 AND 2:414 DUTCH CIVIL CODE

Country	Company name	Ownership % (in)direct
Papoua New Guinea	Trans Melanesian Airways Limited	50
Philippines	Amihan Management Services Inc.	100
Philippines	Pacific East Asia Cargo Airlines Inc. - PEAC	20
Philippines	Sasakyan Holdings, Inc.	100
Philippines	TNT Express Worldwide (Phils.), Inc.	100
Poland	CAT Logistics Cargo Polska Sp zoo	20
Poland	CAT Polska Sp zoo	20
Poland	TNT Express Worldwide (Poland) Sp zoo	100
Portugal	Bleckmann & Meyer Transitos Internacionais, Limitada	40
Portugal	Bleckmann (Portugal) Transitarios Internacionais, Limitada	100
Portugal	CAT - Companhia de Afretamentos e de Transportes, Limitada	20
Portugal	CAT Logistics Cargo Portugal Sarl	20
Portugal	TNT Express Worldwide (Portugal) Transitarios, Transportes e Servicos Complementares SA	100
Romania	TNT Romania Srl	100
Russian Federation	CAT Vehicle Logistics Limited	20
Russian Federation	G3 Worldwide Mail LLC (Russia)	51
Russian Federation	TNT Express Worldwide (CIS) Limited Liability Company	100
Singapore	G3 Worldwide Aspac Private Limited	25.5
Singapore	G3 Worldwide Distribution (Singapore) Private Limited	25.5
Singapore	G3 Worldwide Mail (Singapore) Private Limited	25.5
Singapore	Supply Chain Solutions (Asia Pacific) Private Limited	100
Singapore	TNT Express Worldwide (Singapore) Private Limited	100
Singapore	TNT Freight Management (Singapore) Private Limited	100
Singapore	Vines Services Private Limited (in liquidation)	25.5
Slovakia	Dimar Slovakia Sro	100
Slovakia	TNT Express Worldwide spol. s.r.o. - Slovakia	100
Slovakia	TNT Innight Slovak Republic s.r.o.	100
Slovakia	TNT Post Slovensko s.r.o.	100
Slovenia	CAT Logistic Transportna Doo	20
Slovenia	TNT Express Worldwide, distribucija, d.o.o.	100
South Africa	CendrisBSC South Africa Contact Centre (Proprietary) Limited	51
South Africa	TNT Express Worldwide (South Africa) (Proprietary) Limited	100
Spain	CAT Auditorias Srl	20
Spain	CAT España, Fletamentos y transportes SA	20
Spain	CAT Inspecciones Srl	20
Spain	CAT Logistics Cargo España Sarl	20
Spain	CAT Manipulaciones Palencia Srl	20
Spain	CAT Manipulaciones Valladolid Srl	20
Spain	International Mail (Spain) Sl	51
Spain	J. Lebre Transitarios LDA	20
Spain	Pan Air Lineas Aereas SA	100
Spain	TG Plus Transcamergomez, S.A.	100
Spain	TNT Express Worldwide (Spain), S.L.	100
Sweden	Cargo Center Sweden Aktiebolag	44.56
Sweden	Cargo Center Sweden KB	21.57
Sweden	Cargo Link Aktiebolag	94.4
Sweden	Exceed Aktiebolag	100
Sweden	Exceed Sweden Aktiebolag	100
Sweden	G3 Worldwide (Sweden) AB	51
Sweden	Godshantering Landvetter Aktiebolag	42.3
Sweden	Malmö Flygfraktterminal Aktiebolag	37.5
Sweden	Malmö Flygfraktterminal KB	37.5
Sweden	SACT Aktiebolag	21.03
Sweden	TNT Forwarding Holdings Aktiebolag	100
Sweden	TNT Freight Management (Sweden) Aktiebolag	100
Sweden	TNT Freight Management Holding Aktiebolag	100
Sweden	TNT Sverige Aktiebolag	100
Sweden	United Consolidation Service Aktiebolag	100
Sweden	Wilson Overseas Aktiebolag	100
Switzerland	Compagnie d'Affrètement et de Transport CAT (Suisse) Sarl	20
Switzerland	Fashionet AG	20
Switzerland	G3 Worldwide Mail (Switzerland) AG	51
Switzerland	PostLogistics Innight AG	49

Back to Contents
TNT N.V.
GROUP TOTAL PER 31 DECEMBER 2006
LIST OF COMPANIES AS REFERRED TO IN ARTICLE 2:379 AND 2:414 DUTCH CIVIL CODE

Country	Company name	Ownership % (in)direct
Switzerland	TNT Swiss Post AG	50
Taiwan	TNT Freight Management (Taiwan) Limited	100
Thailand	T.E.I. Limited	100
Thailand	TNT Express Worldwide (Thailand) Co. Limited	100
Thailand	TNT Freight Management (Thailand) Limited	100
Turkey	TNT International Express Tasimacilik Ticaret Limited Sirketi	100
United Arab Emirates	TNT (UAE) LLC	100
United Arab Emirates	TNT Freight Management (UAE) L.L.C.	100
United Kingdom	Archive and Data Storage Limited	100
United Kingdom	Bleckmann (Holding) U.K. Limited	100
United Kingdom	Bleckmann Distribution Limited	100
United Kingdom	Bleckmann Logistics Limited	100
United Kingdom	CAT UK Services Limited	20
United Kingdom	CD Marketing Services Group Limited	100
United Kingdom	Cendris 1 Limited	100
United Kingdom	Cendris Limited	100
United Kingdom	Cendris UK Limited	100
United Kingdom	Equity Credit Services Limited	100
United Kingdom	G3 Worldwide Mail (UK) Limited	51
United Kingdom	KEY Logistics Limited	20
United Kingdom	Lifecycle Marketing (Mother & Baby) Limited	100
United Kingdom	MR Digital Capture Services Limited	100
United Kingdom	PPIC (UK) Limited	100
United Kingdom	Project Hurricane Limited	100
United Kingdom	PTT Post UK Holdings Limited	100
United Kingdom	Site Leasing Worldwide Limited	100
United Kingdom	The Data Depot (Midlands) Limited	100
United Kingdom	TNT Despatcher Limited	100
United Kingdom	TNT Employment Services Limited	100
United Kingdom	TNT Europe Limited	100
United Kingdom	TNT European Airlines Limited	100
United Kingdom	TNT Express Worldwide (UK) Limited	100
United Kingdom	TNT Express Worldwide Investments Limited	100
United Kingdom	TNT Freight Management (UK) Limited	100
United Kingdom	TNT Holdings (UK) Limited	100
United Kingdom	TNT Newco Limited	100
United Kingdom	TNT NN1 Limited	100
United Kingdom	TNT Offshore Islands Express Limited	80
United Kingdom	TNT Post (Doordrop Media) Limited	99.99
United Kingdom	TNT Post North Limited	90
United Kingdom	TNT Post Scotland Limited	90
United Kingdom	TNT Post South West Limited	90
United Kingdom	TNT Post UK Limited	100
United Kingdom	TNT SPC Limited	100
United Kingdom	TNT Transport (Europe) PLC	100
United Kingdom	TNT Transport Limited	100
United Kingdom	TNT UK Limited	100
United Kingdom	TNT Worldwide Air Express (U.K.) Limited	100
United States of America	Combined Logistics (U.S.A.) Inc.	100
United States of America	G3 Worldwide (Services) Inc.	51
United States of America	G3 Worldwide (US) Inc.	51
United States of America	MR/Lason LLC	100
United States of America	TNT Express Worldwide Holdings Inc.	100
United States of America	TNT Freight Management (USA), Inc.	100
United States of America	TNT USA Inc.	100
Venezuela	Wilson Logistics de Venezuela, C.A. (in liquidation)	100
Vietnam	TNT Vietnam Limited	100
Vietnam	TNT-Vietrans Express Worldwide (Vietnam) Company Limited	60
Virgin Islands (U.S)	Brilliant Jade Investment Company Limited	100
Zimbabwe	TNT Express Worldwide (Zimbabwe) (Private) Limited	100

Back to Contents

Exhibit 12.1

I, M.P. Bakker, certify that:

1.	I have reviewed this annual report on Form 20-F of TNT N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 23 February, 2007

/s/ M.P. BAKKER

Chief Executive Officer

1

Back to Contents

Exhibit 12.2

I, C.H. van Dalen, certify that:

1.	I have reviewed this annual report on Form 20-F of TNT N.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 23 February, 2007

/s/ C.H. VAN DALEN

Chief Financial Officer

1

Back to Contents

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TNT N.V. (the “Company”) on Form 20-F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission (the “Report”), I, M.P. Bakker, the Chief Executive Officer of the Company, certify pursuant to 18 U.S.C., section 1350, that to my knowledge, on the date hereof:

(1)	To the best of my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	To the best of my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 23 February, 2007

/s/ M.P. BAKKER

Chief Executive Officer

Back to Contents

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TNT N.V. (the “Company”) on Form 20-F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission (the “Report”), I, C.H. van Dalen, the Chief Financial Officer of the Company, certify pursuant to 18 U.S.C., section 1350, that to my knowledge, on the date hereof:

(1)	To the best of my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	To the best of my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 23 February, 2007

/s/ C.H. VAN DALEN

Chief Financial Officer

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this annual report on its behalf.

TNT N.V.

By: /s/ M. P. Bakker

Name: M. P. Bakker
Title: Chairman of the Board of Management and CEO

Date: 1 March 2007