Form 20-F/A
period 2006-12-31
TNT N.V.
filed 2007-03-05
CIK 1062573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 - F/A

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

Not Applicable

Explanatory Note

        This Form 20-F/A is being filed by the registrant solely for the purpose of filing exhibit 15.1 to the registrant's Form 20-F filed with the Securities and Exchange Commission on 1 March 2007.

     Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-124566) of TNT N.V. of our report dated 26 February 2007 relating to the financial statements as of and for the year ended 31 December 2006, which appears in this Form 20-F.

Amsterdam, 1 March 2007

PricewaterhouseCoopers Accountants N.V.

drs M. de Ridder RA

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this annual report on its behalf.

TNT N.V.

By: /s/ M. P. Bakker

Name: M. P. Bakker
Title: Chairman of the Board of Management and CEO

Date: 5 March 2007